Form 20-F
period 2002-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2003-06-30
CIK 1071321

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 30, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2002
Commission File Number: 1-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Exact name of Registrant as specified in its charter)

TURKCELL
(Translation of Registrant's name into English)

Republic of Turkey
(Jurisdiction of incorporation or organization)

Turkcell Plaza
Mesrutiyet Caddesi No: 153
34430 Tepebasi
Istanbul, Turkey
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares, Nominal Value TL 1,000*	New York Stock Exchange Istanbul Stock Exchange
*
Not for trading on the New York Stock Exchange, but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission.

        Securities registered pursuant to Section 12(g) of the Act:

None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, Nominal Value TL 1,000	500,000,000,000

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☒

TABLE OF CONTENTS

ITEM 1. IDENTITY OF BOARD MEMBERS, SENIOR MANAGEMENT AND ADVISORS		3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		3
ITEM 3. KEY INFORMATION		4
3A.	Selected Financial Data	4
3B.	Capitalization and Indebtedness	8
3C.	Reasons for the Offer and Use of Proceeds	8
3D.	Risk Factors	8
ITEM 4. INFORMATION ON THE COMPANY		21
4A.	History and Development of the Company	21
4B.	Business Overview	22
4C.	Organizational Structure	74
4D.	Property, Plant and Equipment	75
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		76
5A.	Operating Results	79
5B.	Liquidity and Capital Resources	98
5C.	Research and Development, Patents and Licenses	103
5D.	Trend Information	103
ITEM 6. BOARD MEMBERS, SENIOR MANAGEMENT AND EMPLOYEES		104
6A.	Board Members and Senior Management	104
6B.	Compensation	106
6C.	Board Practices	106
6D.	Employees	106
6E.	Share Ownership	108
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		108
7A.	Major Shareholders	108
7B.	Related Party Transactions	109
7C.	Interests of Experts and Counsel	114
ITEM 8. FINANCIAL INFORMATION		115
8A.	Consolidated Statements and Other Financial Information	115
8B.	Significant Changes	125
ITEM 9. THE OFFER AND LISTING		125
9A.	Offer and Listing Details	125
9B.	Plan of Distribution	126
9C.	Markets	126
9D.	Selling Shareholders	127
9E.	Dilution	127
9F.	Expenses of the Issue	127
ITEM 10. ADDITIONAL INFORMATION		127
10A.	Share Capital	127
10B.	Memorandum and Articles of Association	127
10C.	Material Contracts	133
10D.	Exchange Controls	133
10E.	Taxation	133
10F.	Dividends and Paying Agents	139
10G.	Statement by Experts	139
10H.	Documents on Display	139
10I.	Subsidiary Information	139
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK		140
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		144
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		144
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	145
ITEM 15. CONTROLS AND PROCEDURES		145
ITEM 16. [RESERVED]		145
ITEM 17. FINANCIAL STATEMENTS		145
ITEM 18. FINANCIAL STATEMENTS		145
ITEM 19. EXHIBITS		146
CERTIFICATIONS		148
Index to Financial Statements		F-1

INTRODUCTION

        This is the annual report for 2002 for Turkcell Iletisim Hizmetleri A.S., a joint stock company organized and existing under the laws of the Republic of Turkey. The terms "we," "us," "our" and similar terms refer to Turkcell, its predecessors and its consolidated subsidiaries except as the context otherwise requires.

        Our financial information included in this annual report has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. We have presented this information in accordance with US GAAP even though we maintain our books of account and prepare our statutory financial statements in Turkish Lira in accordance with Turkish Accounting Principles promulgated under the Turkish Commercial Code and Turkish tax legislation because US and international investors are generally unfamiliar with Turkish Accounting Principles. Our statutory financial statements are presented on a historical cost basis and are not adjusted to account for the effects of inflation (except for the revaluation of fixed assets other than real property). Our statutory financial statements are not consolidated with the financial statements of our subsidiaries. The consolidated financial statements as of December 31, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2002, included herein have been audited by KPMG Cevdet Suner Denetim ve Yeminli Mali Musavirlik A.S., or KPMG, our independent accountants in Turkey.

        Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not sum exactly. In this annual report, references to "TL" and "Turkish Lira" are to Turkish Lira and references to "$" and "US dollars" are to US dollars. Except as otherwise noted, all interest rates are on a per annum basis. In this annual report, references to "Turkey" or the "Republic" are to the Republic of Turkey.

FORWARD-LOOKING STATEMENTS

        This annual report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this annual report, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward- looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue."

        Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this annual report, including, without limitation, in conjunction with the forward-looking statements included in this annual report.

        All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

ITEM 1.    IDENTITY OF BOARD MEMBERS, SENIOR MANAGEMENT AND ADVISORS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

3A.    Selected Financial Data

        The financial information included in this annual report has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. We have presented this information in accordance with US GAAP even though we maintain our books of account and prepare our statutory financial statements in Turkish Lira in accordance with Turkish Accounting Principles promulgated under the Turkish Commercial Code and Turkish tax legislation because US and international investors are generally unfamiliar with Turkish Accounting Principles. Our statutory financial statements are presented on a historical cost basis and are not adjusted to account for the effects of inflation (except for the revaluation of fixed assets other than real property). Our statutory financial statements are not consolidated with the financial statements of our subsidiaries.

        The following table presents our selected financial data as of and for each of the years in the five-year period ended December 31, 2002. We have derived the selected consolidated financial data set forth below as of December 31, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2002, from our audited consolidated financial statements and the notes thereto, which were prepared in accordance with US GAAP and audited by KPMG, our independent accountants in Turkey.

        You should read the following information in conjunction with "Item 5. Operating and Financial Review and Prospects," our consolidated financial statements as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002, the related notes and the independent auditors' report appearing elsewhere in this annual report.

        Our historical financial information for periods before the granting of our license on April 27, 1998, may not be comparable to financial information for periods after the granting of our license. The effects of the acquisition of our license on our financial statements are difficult to quantify, specifically because we have experienced growth in revenues from both the acquisition of our license and the expansion of our subscriber base. We have not segregated our financial results on a pre-license and post-license basis because our systems are not configured to convert Turkish Lira financial information into US dollars and US GAAP in the middle of an accounting period.

        We adopted EITF 01-09 on January 1, 2002. As a result of the application of EITF 01-09 to prior periods, certain figures provided in the table below will differ from those provided previously. See "Item 5A. Operating Results—Year Ended December 31, 2002 Compared to Year Ended December 31, 2001—Revenues" for more information on EITF 01-09.

        The information appearing under the captions "Other Financial Data" and "Operating Results" is not audited.

	Year ended December 31,
	1998	1999	2000	2001	2002
	$	$	$	$	$
	(in millions, except per share and margin data)
Consolidated Statement of Operations Data
Revenues(1)
Communication fees	578.0	1,263.7	1,834.6	1,598.2	1,911.0
Monthly fixed fees	105.7	186.8	214.5	83.8	40.9
Subscription fees(2)	26.8	3.4	0.1	—	—
SIM card sales	3.2	3.4	6.3	12.0	13.3
Call center revenues	—	—	6.4	7.7	7.9
Other	—	—	2.0	0.5	0.8
Total revenues(1)	713.7	1,457.3	2,063.9	1,702.2	1,973.9
Direct cost of revenues(3)	(295.1)	(679.4)	(1,197.1)	(1,173.7)	(1,366.9)

Gross profit	418.6	777.9	866.8	528.5	607.0
General and administrative expenses	(47.6)	(103.7)	(187.9)	(130.7)	(104.5)
Selling and marketing expenses	(75.1)	(100.2)	(253.3)	(180.5)	(223.5)

Income (loss) from operations	295.9	574.0	425.6	217.3	278.9
Income (loss) from related parties, net	4.5	1.3	2.5	2.5	(0.2)
Net interest expense	(54.2)	(111.3)	(156.5)	(207.8)	(206.8)
Other income (expense), net	2.2	3.1	9.7	(5.2)	13.6
Gain on sale of participations	—	—	44.2	—	—
Equity in net income (loss) of unconsolidated investees(4)	7.4	(8.2)	(31.6)	(51.3)	(20.4)
Minority interest	(1.6)	0.2	(0.3)	0.4	0.3
Translation loss	(23.0)	(98.3)	(22.0)	(151.5)	(18.0)

Income (loss) before taxes	231.2	360.8	271.6	(195.6)	47.4
Income tax benefit (expense)	(19.2)	8.3	(43.7)	8.8	—

Net income (loss)	212.0	369.1	227.9	(186.8)	47.4

Net income (loss) per share(5)	0.00050	0.00083	0.00051	(0.00040)	0.00009
Other Financial Data
Gross margin(6)	58.7%	53.4%	42.0%	31.0%	30.8%
EBITDA(7)	375.1	644.9	822.4	503.4	761.3
Capital expenditures	815.8	973.5	976.8	108.3	71.2
Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	93.9	248.7	363.4	243.1	394.1
Total assets	1,565.0	2,851.3	3,884.9	3,536.0	3,233.5
Dividends declared	—	—	—	—	—
Long-term debt(8)	783.3	1,288.9	1,635.1	1,246.0	925.0
Total debt	884.2	1,670.7	2,083.8	1,637.8	1,308.2
Total liabilities	1,114.4	2,031.3	2,590.1	2,250.8	1,903.0
Capital stock	188.8	211.0	458.2	636.1	636.1
Total shareholders' equity/net assets	450.6	820.0	1,294.8	1,285.2	1,330.5
Number of shares	424,325,756,487	442,110,371,918	443,740,603,721	470,348,717,330	500,000,000,000
Consolidated Cash Flow Information
Net cash provided by (used in) operating activities	288.4	389.5	348.0	288.7	608.8
Net cash used in investing activities	(855.2)	(984.4)	(981.5)	(159.9)	(141.9)
Net cash provided by (used in) financing activities	640.3	749.6	748.2	(249.0)	(315.9)

(1)
Prior to April 27, 1998, when our license was granted, we received and recognized as revenue 100% of the fees billed for subscriber identity module card, or SIM card, sales but only 32.9% of the fees billed for connection, monthly fixed fees and outgoing calls and 10% of the fees billed for incoming calls and Turk Telekom retained the remainder. Since April 27, 1998, we have received and recognized as revenue 100% of the fees charged to subscribers and have made payments to the Turkish Treasury for ongoing license fees and paid to and received from Turk Telekom, Telsim, IsTim, Aycell and Milleni.com interconnection fees per call based on the type and length of call, and have paid Turk Telekom for other services. Under our license, we pay an ongoing license fee equal to 15% of gross revenue. Under interconnection agreements with Turk Telekom, Telsim, IsTim, Aycell and Milleni.com, we pay and receive interconnection fees per call based on the type and length of call, and we pay Turk Telekom for other services. At the time of the grant of our license, we paid an upfront license fee of $500 million, which we amortize over the 25-year term of our license on a straight-line basis. See "Item 4B. Business Overview—Regulation of the Turkish Telecommunications Industry—The License Agreement."

(2)
Beginning March 1, 2000, we ceased to charge subscription fees to new subscribers. Subscription fees consisted of a one-time nonrefundable fee charged when a new subscriber initially contracted with us for the provision of GSM network services.

(3)
Direct cost of revenues includes license fees, transmission fees, base station rents, depreciation and amortization charges, technical, repair and maintenance expenses, roaming charges and interconnection fees.

(4)
Historically, equity in net income (loss) of unconsolidated investees has represented income (loss) from unconsolidated operations outside Turkey. Currently this includes primarily the income (loss) from Fintur Holdings B.V. of which we own 41.45%. As of December 31, 2002, Fintur held all of our International GSM investments other than our Northern Cyprus operations. During 2002, Fintur restructured its two business divisions, the international GSM businesses and the technology businesses. As part of the restructuring, we acquired 16.45% of Fintur's international GSM businesses from the Cukurova Group, increasing our ownership interest in that business to 41.45% and Fintur sold its entire interest in its technology businesses to the Cukurova Group. See "Item 4B. Business Overview—International Operations—Fintur."

(5)
Net income (loss) per share figures have been restated as explained in note 23 to the consolidated financial statements.

(6)
Gross margin has been calculated as gross profit divided by total revenues.

(7)
EBITDA equals net income (loss) before interest expense, income tax benefit (expense), depreciation and amortization. EBITDA is not a measurement of financial performance under US GAAP and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity. It is used in this annual report because it is a common and useful measure of performance of a mobile operator. See below for a reconciliation of EBITDA to the most directly comparable US GAAP measure.

(8)
Consists of long-term debt and long-term lease obligations.

(9)
We adopted EITF 01-09 "Accounting for Consideration Given to a Customer or a Reseller of the Vendor's Products" on January 1, 2002. As a result of applying the provisions of EITF 01-09, our revenues, gross profit, and selling and marketing expenses were each reduced by $7.9 million, $123.5 million, $161.0 million and $84.7 million for the years ended December 31, 1998, 1999, 2000, and 2001, respectively. The adoption of EITF 01-09 had no impact on operating income, net income (loss) or earnings (loss) per share. As a result of the application of EITF 01-09 to prior periods, certain figures provided in this document will differ from figures provided previously.

        The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with US GAAP.

	Year ended December 31,
	1998	1999	2000	2001	2002
	$	$	$	$	$
	(in millions)
EBITDA	375.1	644.9	822.4	503.4	761.3
Minority interest	(1.6)	0.2	(0.3)	0.4	0.3
Equity in net (income) loss of unconsolidated investees	7.4	(8.2)	(31.6)	(51.3)	(20.4)
Gain on sale of affiliates	—	—	44.2	—	—
Interest expense	(72.9)	(143.1)	(251.2)	(305.1)	(302.3)
Net increase (decrease) in assets and liabilities	(8.0)	(120.3)	(210.9)	39.5	129.7
Net cash provided by operating activities	288.4	389.5	348.0	288.7	608.8

        We believe that EBITDA, a measure commonly used in the telecommunications industry in Europe, can enhance the understanding of our operating results. Until March 2003, when we repaid our 1999 bank facility, our bank facility covenants required us to meet certain financial measures involving EBITDA.

Operating Results

	Year ended or as at December 31,
	1998	1999	2000	2001	2002
Industry Data
Estimated population of Turkey (in millions)(1)	63.8	64.8	65.8	66.8	69.7
Turkcell Data
Number of postpaid subscribers at end of period (in millions)	2.34	4.94	5.61	4.64	4.68
Number of prepaid subscribers at end of period (in millions)(2)	n/a	0.52	4.46	7.59	11.05
Total subscribers at end of period (in millions)	2.34	5.46	10.07	12.23	15.73
Average monthly revenue per user (in $)(3)	44.3	32.2	21.3	12.6	11.7
Postpaid	44.3	33.7	27.1	19.7	23.3
Prepaid	n/a	11.6	8.9	6.5	5.9
Average monthly minutes of use per subscriber(4)	154.0	132.9	103.4	63.9	56.2
Churn(5)	1.0%	0.1%	6.9%	13.1%	12.9%
Number of Turkcell employees at end of period	1,212	1,909	2,523	2,241	2,163
Number of consolidated subsidiary employees at end of period(6)	0	200	1,390	1,180	1,913

(1)
The Turkish population for 2000 comes from the 2000 census as announced by the State Statistics Institute. The Turkish population for 1998, 1999, 2001 and 2002 are estimated based upon the 1996 and 2000 censuses prepared by the State Statistics Institute, applying a projected monthly growth rate of 0.13%.

(2)
We launched our prepaid services in February 1999.

(3)
Starting from 2000, we calculate average revenue per user, ARPU, using the weighted average number of our subscribers during the period. ARPU for prior years was calculated using the simple average number of our subscribers during the applicable period and may not be comparable. Prior to April 27, 1998, when our license was granted, we received and recognized as revenue 100% of the fees received from subscriber identity module card, or SIM card, sales but only 32.9% of the fees charged for connection, monthly fixed fees and outgoing calls and 10% of fees charged for incoming calls, and Turk Telekom retained the remainder. Since April 27, 1998, we have received and recognized as revenue 100% of the fees charged to subscribers and have made payments to the Turkish Treasury for ongoing license fees and paid to and received from Turk Telekom, Telsim, IsTim, Aycell and Milleni.com interconnection fees per call based on the type and length of call, and have paid Turk Telekom for other services. For purposes of comparison, we have calculated monthly revenue per subscriber using 100% of fees charged to subscribers for all years presented despite the fact that we were not entitled to 100% of these fees prior to the award of our license. See "Item 4B. Business Overview—Regulation of the Turkish Telecommunications Industry—The License Agreement."

(4)
Average monthly minutes of use per subscriber is calculated by dividing the total of incoming and outgoing airtime minutes of use by the average monthly number of postpaid and prepaid subscribers for the year divided by twelve. We had no prepaid subscribers prior to 1999.

(5)
Churn is calculated as the total number of subscriber disconnections during a period as a percentage of the average number of subscribers for the period. For a discussion of the increase in our churn rate in 2000 see "Item 4B. Business Overview—Churn."

(6)
See "Item 6D. Employees" for information with respect to our consolidated subsidiaries.

Exchange Rate Data

        The Federal Reserve Bank of New York does not report a noon buying rate for the Turkish Lira, or TL. For the convenience of the reader, this annual report presents unaudited translations of certain Turkish Lira amounts into US dollars at the relevant Turkish Lira exchange rate for purchases of US dollars or the TL/$ Exchange Rate announced by the Central Bank of Turkey. Unless otherwise stated, any balance sheet data in US dollars derived from our consolidated financial statements are translated from Turkish Lira into US dollars at rates for US dollars announced by the Central Bank of Turkey on the date of such balance sheet for monetary assets and liabilities and at historical rates for capital and nonmonetary assets and liabilities. Any data from our consolidated statements of operations in US dollars derived from our consolidated financial statements is translated from Turkish Lira into US dollars at historical rates. Unless otherwise indicated, the TL/$ Exchange Rate used in this annual report is the TL/$ exchange rate in respect of the date of the financial information being referred to.

        The following table sets forth, for the periods and the dates indicated, the Central Bank of Turkey's buying rates for US dollars. These rates may differ from the actual rates used in preparation of our consolidated financial statements and other information appearing herein. The TL/$ exchange rate as of June 16, 2003 was TL 1,408,558 = $1.00.

	Year ended December 31,
	1998	1999	2000	2001	2002	2003(2)
High	312,860	540,098	689,213	1,636,942	1,688,410	1,746,390
Low	205,110	313,707	535,141	663,739	1,286,543	1,408,558
Average(1)	258,735	426,409	628,478	1,241,391	1,513,611	1,591,080
Period End	312,720	540,098	671,765	1,439,567	1,634,501	1,408,558

(1)
Calculated based on the average of the exchange rates on the last day of each month during the relevant period.

(2)
Through June 16, 2003.

	December 2002	January 2003	February 2003	March 2003	April 2003	May 2003	June(1) 2003
High	1,669,897	1,674,371	1,640,649	1,746,390	1,700,673	1,567,279	1,436,531
Low	1,512,671	1,639,745	1,602,796	1,588,579	1,581,538	1,419,761	1,408,558

Source:  Central Bank of Turkey

(1)
Through June 16, 2003.

        No representation is made that the Turkish Lira or the US dollar amounts in this annual report could have been or could be converted into US dollars or Turkish Lira, as the case may be, at any particular rate. Changes in the exchange rate between Turkish Lira and US dollars could affect our financial results. For a discussion of the effects of fluctuating exchange rate on our business, see "Item 5A. Operating Results."

3B.    Capitalization and Indebtedness

        Not applicable.

3C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

3D.    Risk Factors

        Economic developments in Turkey and in the global economy have had, and may continue to have, a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        The Turkish economy was adversely affected by the significant economic difficulties that occurred in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002, the Turkish economy remains fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002.

        In 2002, a new IMF backed program sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector and public sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth. Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new standby program. These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002.

        The economic problems that Turkey may face in 2003 onwards are primarily the high real interest rates and debt sustainability targets in the IMF program criteria, especially the primary surplus target of 6.5%. Even though the Iraq war ended in a rather short period of time, Turkey's fragile relations with the United States is another risk factor that may affect the financial markets negatively in the near future. Our consolidated financial condition, future operations and cash flows could be adversely affected by continued economic difficulty. In particular, our operating results, including average monthly revenue per user, have been negatively impacted as a result of the economic risk factors in Turkish economy.

        Political developments in Turkey and its neighboring countries may have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity in the future.

        Turkey has been a parliamentary democracy since 1923, although the military has in the past played a significant role in politics and the Turkish government, intervening in the political process through coups in 1960, 1971 and 1980. A divided parliament and coalition government have been common traits of recent Turkish politics. In the 80 years since its formation, the Republic of Turkey has had 59 governments with political controversies frequently resulting in early elections. In Turkey's most recent national elections, held in November 2002, the Justice and Development Party won a supermajority in the Parliament. Recep Tayyip Erdogan has served as prime minister since March 2003.

        Any negative changes in the government, including conflicts between senior politicians in Turkey may create instability and may adversely affect the Turkish economy. In addition, the failure of the Turkish government to devise or implement appropriate economic programs may also adversely affect the Turkish economy.

        Turkey has also had problems with terrorist and ethnic separatist groups in recent years. For example, Turkey has been in conflict with the Kurdistan Workers Party, PKK or Kadek, an outlawed Kurdish separatist terrorist organization, since 1984. The threat of terrorism in the future could have a negative impact on the Turkish government's ability to function effectively or on the overall Turkish economy.

        Political uncertainty within Turkey, and armed conflict and the threat of armed conflict in neighboring countries, such as Iran, Syria, Georgia and Armenia, historically have been among the potential risks associated with investment in Turkish companies. The uncertainty and potential instability surrounding the post-war situation in Iraq could also have negative economic consequences. Even though in recent years Turkey has undergone significant political and economic reforms, Turkey is generally considered by international investors to be an emerging market. In general, investing in the securities of issuers with substantial operations in emerging markets like Turkey involves a higher degree of risk than investing in the securities of issuers with substantial operations in the United States, the countries of the European Union or other similar jurisdictions.

        Competition in our home market has increased in recent years.

        We currently face competition from Telsim; Turk Telekom, the fixed-line telephone operator in Turkey, which also operates a GSM network under the brand name Aycell; and IsTim, a company operating under the Aria brand name formed by Telecom Italia and Isbank, one of the largest private banks in Turkey. All three of our competitors operate GSM networks. Telsim, which is our principal competitor, began offering mobile services shortly after us in 1994. IsTim and Turk Telekom received their GSM 1800 licenses in September 2000, and IsTim began offering GSM services in March 2001, while Turk Telekom began offering GSM services in December 2001. The Turkish government offered an additional GSM 1800 license during 2000 with the launch of GSM services by Aycell, which may, through its position as a subsidiary of Turk Telekom, benefit from this relationship by entering into agreements with Turk Telekom on terms not available to other network operators in arm's-length transactions, we are facing increased competition in Turkey. In May, 2003, the Turkish Prime Minister, Recep Tayyip Erdogan, following meetings with Italian Prime Minister Silvio Berlusconi, announced that Aria will merge with Aycell and that the merged entity would be owned by Telecom Italia Mobile, Aycell and Isbank in percentages to be agreed later. The proposed merger may lead to synergies and economies of scale for the merged entity and allow the merged entity to compete more effectively on a nationwide basis with Turkcell. We believe that the merger of Aria and Aycell may heighten, rather than reduce, competitive pressures on Turkcell at least for the short and medium-term. In addition to the foregoing competitors, we expect in the future to face direct competition from, among others, wirefree communications services and from mobile virtual network operators, as well as traditional providers of fixed line telephony. Furthermore, interconnection and access regulations may lead to an increase in price differentials and in competition. Increased competition, both from new entrants and existing operators that widen the scope of their current telecommunications activities, could:

  •
  reduce our ability to acquire and retain high value subscribers;

  •
  reduce our share of net subscriber additions;

  •
  force us and our competitors to take measures that could raise subscriber acquisition costs and retention costs;

  •
  force us to reduce tariffs to match price cuts of our competitors;

  •
  force us to offer subscribers free airtime, free SMS, or other free services; and

  •
  disrupt our distribution channels by leading to an increase in distributor churn if our existing or future competitors are successful in eroding brand loyalty among our distributors.

        To date our annual churn rates have not exceeded 13.1%. As a result of our disconnection process, the macroeconomic situation in Turkey and the increase in competition in the mobile market in Turkey, we expect that our annual churn rate will increase in 2003. We believe that we have an adequate bad debt provision in our financial statements for such nonpayments and disconnections. However, if our expectations regarding nonpayments and disconnections prove incorrect for any reason, our bad debt provisions may prove inadequate, which could have a negative adverse impact on our consolidated financial condition or results of operations.

        Average minutes of use per subscriber and average monthly revenue per user declined in 2002 and may decline further.

        Our average monthly minutes of use per subscriber and average monthly revenue per user decreased in 2000, 2001 and 2002 as a result of the increasing proportion of prepaid subscribers in our subscriber base, the economic crisis in Turkey since 2001, and the increase in the penetration rate in Turkey. We expect that average monthly minutes of use per subscriber and average monthly revenue per user may continue to decline as the mobile telecommunications penetration level in Turkey and the proportion of prepaid subscribers in our subscriber base continue to increase. The growing trend of subscribers using multiple SIM cards on competing networks to take advantage of lower on-network tariffs will also likely contribute to declining average minutes of use per subscriber and average monthly revenue per user. To the extent that there are future disruptions in the Turkish economy which negatively impact usage patterns of subscribers, or which lead to a significant devaluation of the TL against the US dollar, our revenues may decrease even if our subscriber base continues to grow. A continued decline in revenues, or a continued growth in the proportion of prepaid subscribers in our subscriber base, or the further decline in average monthly minutes of use per subscriber or average monthly revenue per user or both could have an adverse effect on our results of operations.

        The growth of our business is dependent upon the continued development of the Turkish mobile telecommunications market.

        The mobile telecommunications penetration rate in Turkey is relatively low compared to penetration rates in some EU countries. The development of our business will depend, in large part, on the future level of demand for mobile telecommunications in Turkey. Although we expect continued growth in the number of mobile telecommunications subscribers in Turkey, the size and usage patterns of our future subscriber base will be affected by a number of factors, many of which are outside our control. Such factors include general economic conditions, the gross domestic product per capita of Turkey, the development of the GSM market and any rival technology for the provision of mobile telecommunications services, the price of handsets, the availability, quality and cost to the subscriber of competing mobile services and improvements in the quality and availability of fixed-line telephone services in Turkey. The economic crisis in Turkey in 2001 adversely impacted our operations and adversely affected us by decreasing the rate of subscriber growth and causing a significant decline in average monthly minutes of use per subscriber and average monthly revenue per user. Although economic conditions in Turkey improved in 2002, they have not returned to pre-crisis levels, and any future disruptions in the Turkish economy could lead to further declines in the rate of subscriber growth, average monthly revenue per user and/or average monthly minutes of use per subscriber. Given these factors, it is difficult to predict with any degree of certainty the future growth of either mobile telecommunications services in Turkey or the number of our subscribers.

        We may be required to provide access and interconnection services to competing networks on cost-based pricing.

        The Telecommunications Authority promulgated the Access and Interconnection Regulation on May 23, 2003. The Regulation requires telecommunications operators in Turkey to enter into negotiations with any other telecommunications operator who requests use of and access to its network, and to conclude access and interconnection agreements except in the case of technical constraints. The Regulation imposes more stringent requirements on operators designated by the Telecommunications Authority as "operators holding significant market power." Operators, other than those designated as holding significant market power, will have the right to freely set the prices they charge other operators for access to their network. However, operators designated as holding significant market power will be required to provide access to any requesting operator at a price based on cost. If the parties are unable to come to an agreement, the Telecommunications Authority may intervene to establish the terms between the parties.

        The Telecommunications Authority has not yet identified which operators hold significant market power, but it is possible that we will be designated such an operator while our competitors will not. If the Telecommunications Authority makes a determination that we have significant market power, then we would be at a competitive disadvantage, as we would be required to provide other operators with access and interconnection at a price based on our cost while they would be entitled to charge us more for access and interconnection to their network.

        Furthermore, the Telecommunications Authority has issued additional requirements, including the requirement for operators to allow competitors access to their base stations, switches, and other equipment, or to facilitate number portability. Such requirements may be both expensive and technologically difficult to implement. We believe that such regulations do not currently have a basis in law, but the law may be changed to authorize the Telecommunications Authority to issue such requirements. If we are required to take such actions, it could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        We are required to renew our existing interconnection agreements, and we may not be able to do so on terms that are favorable to us.

        Rates under our interconnection agreement with Turk Telekom are subject to change every two years. Renegotiation of our rates under our interconnection agreement with Turk Telekom began in 2000. However, as a result of our continuing litigation with Turk Telekom, we have not yet reached an agreement over our interconnection rates with Turk Telekom. The recently promulgated Interconnection Regulation requires us to renew all of our existing interconnection agreements, including the agreement with Turk Telekom, by July 23, 2003. Renegotiation of the interconnection rates with Turk Telekom may result in terms that are less favorable than the current terms. If we cannot agree on the new terms within this prescribed period, the Telecommunications Authority is authorized to set principles, conditions and fees within the succeeding two month-period. There can be no assurance that any terms set by the Telecommunications Authority would be satisfactory to us. The failure of the Telecommunications Authority to provide satisfactory terms could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        Nearly all aspects of our business are or may be subject to significant legal and regulatory restrictions.

        Turkey's Telecommunications Authority is empowered to regulate licensing, competition, ownership, frequency allocation and arrangements pertaining to interconnection and general operations of GSM networks, replacing the Ministry of Transportation. The Telecommunications Authority is responsible for issuing licenses and general permissions as well as concluding concession or agreements with the operators. Actions of the Turkish government, the Telecommunications Authority or other regulatory authorities in Turkey (such as the Competition Board) could adversely affect our business. Such actions include:

  •
  changes in laws, regulations or governmental policy, or their interpretation, including revisions to the interconnection and access regime or the imposition of price controls;

  •
  changes in taxation, such as the increases in value added tax, or VAT, in December 1999 from 15% to 17% and in May 2001 from 17% to 18%;

  •
  the imposition of taxes on mobile telephone usage, such as the special communications tax of 25% enacted after the earthquakes in Turkey in December 1999, which is due to be terminated at the end of 2003;

  •
  decisions by regulators, including granting of additional mobile telephone licenses to new entrants and existing operators;

  •
  the establishment of limitations on our operations;

  •
  investigations, enforcement actions or other assessments of the Competition Board, or other regulatory authorities;

  •
  denial of discretionary benefits that we may seek in expanding our network; or

  •
  the imposition of significant additional charges.

        In the case of national emergencies, we may be required to surrender our network.

        Any of these factors could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        The Telecommunications Authority has the right to set the maximum tariffs that we can charge our subscribers. If these maximum tariffs are set too low, it could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        We set the tariffs for our services by taking into consideration the provisions of our license and the telecommunications regulations in Turkey. The Ministry of Transportation set our initial maximum tariffs based on, among other things, prices abroad for comparable GSM services. Under our license, any subsequent changes in these maximum tariffs will be made by the Telecommunications Authority, which reviews our tariffs twice per year with reference to the Turkish consumer price index and the US consumer price index. Changes in operating costs not reflected in either consumer price index may cause the maximum tariffs to be set at a price too low for us to operate at a profit. For more information on the Telecommunications Authority's adjustments to tariffs, see "Item 4B. Business Overview—Regulation of the Turkish Telecommunications Industry."

        In the event that the Telecommunications Authority were to establish maximum tariffs which did not permit us to increase rates to a level sufficient for us to operate at a profit, the result could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        We could face severe penalties, including limitation or revocation of our license in extreme cases, if the Turkish regulatory authorities determine that we are not in compliance with the requirements of our license or applicable regulations.

        The statutes, rules and regulations applicable to our activities and our license are generally new, subject to change, in some cases incomplete, and have been subject to limited governmental interpretation. Precedents for and experience with business and telecommunications regulation in Turkey are generally limited. In addition, there have been several changes in the relevant legal regime in recent years. There can be no assurance that the law or legal system will not change further or be interpreted in a manner that could materially and adversely affect our operations.

        Our license contains a number of requirements, including requirements regarding: operation, quality and coverage of the GSM network; national security issues; maintenance of confidentiality; prohibitions on anticompetitive behavior; and compliance with international and national GSM standards.

        We may incur significant penalties for delays in meeting these coverage and quality requirements. Failure to meet any requirement in our license could also result in the limitation or revocation of our license. Our license is subject to interpretation, modification and termination by the Telecommunications Authority if we become bankrupt, if we fail to perform the obligations under our license, if we operate outside of our approved frequencies or if we fail to pay amounts required to be paid under our license. In addition, the Telecommunications Authority may terminate our license in cases of gross negligence. As a result, although we believe that we currently are in material compliance with all the requirements of our license, including the requirements regarding geographic and population coverage and minimum service quality standards, disagreement between us and regulators regarding such interpretations may arise that could, in turn, lead to the revocation of our license. In addition, Turkey's possible entry into the EU at a future date may require further modifications in the regulatory framework governing the Turkish telecommunications industry.

        Lack of clarity with respect to Turkish Telecommunications law, the Turkish legal system, our license and/or the regulatory framework governing the Turkish telecommunications industry could impede our ability to operate effectively under our license and have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        For a description of our license and the regulatory regime under which we operate, see "Item 4B. Business Overview—Regulation of the Turkish Telecommunications Industry."

        A class action lawsuit has been filed against us in the United States concerning the prospectus issued in connection with our initial public offering.

        On November 22, 2000, a purported class action lawsuit was initiated in the United States District Court for the Southern District of New York against us and other defendants. The complaint alleges that the prospectus issued in connection with our initial public offering in July 2000 contains false and misleading statements regarding our "churn rate" and omits material financial information.

        The plaintiff brought the lawsuit as a class action on behalf of individuals and entities that purchased our American Depositary Shares, or ADSs, at or traceable to the initial public offering. The plaintiff seeks to recover damages pursuant to sections 11 and 15 of the Securities Act of 1933 for the difference between the price each purchaser paid for ADSs and either the price of the ADSs at the time the complaint was filed or the price at which such ADSs were sold if sold prior to November 22, 2000. Since November 2000, approximately ten substantially identical purported class action lawsuits have been filed on behalf of the same class. On March 5, 2001, the court consolidated the lawsuits, appointed two lead plaintiffs and appointed lead counsel. On March 29, 2001, plaintiffs in securities lawsuits against us filed a consolidated and amended class action complaint, which alleges that the prospectus issued in connection with our initial public offering in July 2000 contained false and misleading statements regarding our churn rate and omitted material financial information. On June 11, 2001, we filed a motion to dismiss plaintiffs' claims. On November 1, 2001, our motion to dismiss was granted on the claim alleging omission of material financial information but denied for the claim regarding churn. We have entered the discovery process. On March 20, 2002, the plaintiffs filed a motion asking the court to certify the case as a class action. On May 10, 2002, we filed a memorandum of law opposing plaintiff's motion for class certification. On August 22, 2002, the Court granted plaintiffs' motion for class certification and certified a class of people who purchased Turkcell ADSs during the period from July 10, 2000 through September 21, 2000, and who can trace their purchases to Turkcell's July 10, 2000 registration statement. Discovery in the litigation is ongoing. We intend to defend ourselves vigorously once the case is examined on a substantive basis. At this point in the litigation it is premature to estimate our potential liability, if any, from the class action lawsuit.

        We are involved in two disputes with the Turkish Competition Board that may require us to alter our business practices in ways unfavorable to us.

        We are involved in two disputes with the Turkish Competition Board relating to their claim that we have violated competition law by abusing our dominant position with respect to the national roaming agreement, and that we are disrupting the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. If the Competition Board wins either or both disputes, it may require us to alter our business practices or the way we currently run our business, which could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        See "Item 8A. Consolidated Statements and Other Financial Information" for more detailed information on these disputes.

        We are involved in numerous litigations with the governmental authorities in Turkey and with Turk Telekom regarding various payments and fees.

        We are involved in numerous litigations with the Turkish Treasury, the Telecommunications Authority, the Tax Office, and the Ministry of Transportation. These litigations primarily involve allegations that we have not paid our license fee in full or owe taxes or interest. Several of these litigations involve disputes regarding the proper method of computing the fees we must pay to various government entities. We are also involved in several litigations against Turk Telekom regarding the payment of various fees and line leases. The loss of one or more of these lawsuits could have a material adverse effect on our business, consolidated financial condition or results of operations, or liquidity. See "Item 8A. Consolidated Statements and Other Financial Information" for more information on these litigations.

        We are being investigated for allegedly violating Turkish law by carrying our international voice traffic through an operator other than Turk Telekom.

        The Telecommunications Authority has initiated an investigation against us claiming that we have violated Turkish law by carrying some of our international voice traffic through an operator other than Turk Telekom. We are disputing whether Turk Telekom should be the sole carrier of international voice traffic. We do not believe that a decision of the Telecommunications Authority against us will have a material adverse effect on our operations since international traffic can be carried via Turk Telekom's leased lines. Should the Telecommunications Authority decide against us, it may assess a fine, which we believe will not have a material impact on our results of operations.

        The communications industry is subject to rapid and significant changes in technology that could reduce the appeal of our services or require us to increase our capital expenditures.

        We face competition from communications technologies that are under development and that will be developed in the future, such as wireless LAN or third generation mobile telecommunications.

        We cannot currently predict how emerging and future technological changes will affect our operations or the competitiveness of our services, nor can we predict that new technologies to support our planned services will be available when expected or that customer demand will develop as expected. Similarly, the technologies that we employ may become obsolete or subject to intense competition from new or alternative technologies in the future, which may require us to undertake significant additional capital expenditures to remain competitive or could cause us to lose market share.

        Our financial and operational flexibility is limited by the agreements related to our financing arrangements.

        The indentures governing bonds offered by our special purpose finance vehicle restrict, among other things, our ability and the ability of some of our subsidiaries to:

  •
  incur additional indebtedness;

  •
  incur liens;

  •
  make restricted payments;

  •
  pay dividends other than qualified capital stock of the Company;

  •
  purchase or redeem any capital stock of the Company;

  •
  prepay subordinated debt;

  •
  make investments other than permitted investments;

  •
  enter into transactions with affiliates;

  •
  merge or consolidate with any other person; and

  •
  sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

        Moreover, our 1999 bank facility contained other and more restrictive covenants, including a cross-default to our other indebtedness. We are no longer required to adhere to the terms of the covenants in the 1999 bank facility since it was fully repaid on March 31, 2003.

        We may not be able to obtain the financing we need to fund our current operations, capital expenditures and financing costs or to maintain and enhance our network.

        Building, enhancing, operating and maintaining a mobile telephone network like ours requires substantial capital investment and marketing investments over a period of years, which we have financed mostly through indebtedness. From our inception until December 31, 2002, we have invested approximately $3.7 billion in acquiring our license and assets for the development of our network. As of December 31, 2002, we had, on a consolidated basis, total indebtedness of $1,308.2 million.

        We believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network in 2003 through our operating cash flow, our strong cash balance as of December 31, 2002 and certain debt restructurings that we have recently entered. However, if there is a significant deterioration in the macroeconomic situation in Turkey, the mobile telecommunications services industry in Turkey, or other shocks or disruptions to our business, we may be required to seek additional financing. If we do need to seek additional financing, we may be unable to obtain such financing on terms favorable to us, or at all.

        If our net assets fall below a certain level or we become insolvent, then Turkish law imposes obligations that may adversely affect our business, including possible liquidation.

        Under Article 324 of the Turkish Commercial Code the following rules apply:

  (a)
  if a Turkish company's most recent statutory annual balance sheet shows that at least 50% of its share capital has been lost, then the company's board of directors must inform the company's shareholders through a general assembly meeting;

  (b)
  if there are indications that the company is insolvent, then the company's board of directors must prepare an interim balance sheet reflecting the market value of the company's assets;

  (c)
  if the value of the net assets of a Turkish company falls below the value of one-third of its share capital,

  1.
  the company must decrease its capital to an amount equal to one-third of its statutory capital (provided that the minimum capital requirement of the Turkish Commercial Code is satisfied), or

  2.
  the shareholders must contribute capital to the company to replenish the company's capital to its original level;

  (d)
  if the assets of the company are not sufficient to pay the creditors' receivables, the board of directors is required to notify the court. The court decides on the liquidation of the company; and

  (e)
  if the court, upon the request of the company's board of directors or any creditors, determines that it is possible to cure the company's insolvent position, it may defer the liquidation decision.

        Under Turkish law, we are required to calculate the value of our fixed assets and intangibles in Turkish Lira based on the acquisition cost of all fixed assets and intangibles acquired since the acquisition of our license. Following the devaluation of the Turkish Lira in early 2001 and because of the approval required from the Capital Markets Board for our capital increase in 2001, the Capital Markets Board required us to commission an expert report to revalue our assets based on their market value. The expert's report, issued on June 12, 2001, stated that we were not insolvent, and we were able to pay our debts as they became due, subject to our ability to generate sufficient cash flow and obtain additional financing as discussed above. In addition, we have revalued our certain fixed assets in the fourth quarter of 2002, as permitted under Turkish tax legislation. However, it is possible that there may be one or more significant devaluations of the Turkish Lira in the future. There can be no assurance that in the event of such devaluations our net assets will not fall below any of the thresholds described above which could result in us becoming insolvent under Turkish law.

        We are exposed to foreign exchange availability and exchange rate risks that could significantly impact our ability to meet our obligations and finance our network construction.

        A substantial majority of our debt obligations and capital expenditures are, and are expected to continue to be, denominated in US dollars. By contrast, substantially all of our revenues are, and will continue to be, denominated in Turkish Lira. Although we have successfully operated in a hyper-inflationary environment with continuous devaluation of the Turkish Lira since our inception, sudden increases in inflation or the devaluation rate, such as the recent increases in inflation, have had an adverse effect on our consolidated financial condition or results of operations, or liquidity. A further increase in inflation or the devaluation rate may have an adverse impact on our future financial conditions or results of operations.

        To manage our foreign exchange risk more efficiently, on October 14 and October 16, 2002, we bought US dollars by engaging in three forward transactions. These transactions totaled $20 million and matured on December 30, 2002.

        In addition, on May 1, May 2, May 6, June 6 and June 17, 2003, we engaged in nine forward transactions to buy US dollars totalling $120 million and maturing on June 30, September 30, December 30 and December 31, 2003.

        All hedging transactions have been authorized and executed pursuant to clearly defined policies and procedures, which provide that the transactions entered into protect us from fluctuations in currency values.

        Analytical techniques to be used to manage and monitor foreign exchange risk will include market valuation and sensitivity and volatility analysis. In addition, we keep our monetary balances in US dollars to reduce our currency exposure and the maximum tariffs we may charge are adjusted periodically by the Telecommunications Authority to account for, among other things, the devaluation of the Turkish Lira.

        Under the Amending Law, the Telecommunications Authority is authorized to establish maximum tariffs from time to time. This authority was previously exercised by the Ministry of Transportation. Although we believe the tariff structure in our license will, in most instances, permit adjustments designed to offset the devaluation of the Turkish Lira against the US dollar, any such devaluation that we are unable to offset will require us to use a larger portion of our revenues to service our non-Turkish Lira obligations. In the event that the Telecommunications Authority were to establish maximum tariffs at levels below those that would enable us to adjust our rates to offset devaluations, it could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        In addition to the foregoing risks, we also face risks associated with the appreciation of the Turkish Lira. Because we keep our monetary balances in US dollars, a significant increase in the value of the Turkish Lira would reduce the effective value to us of such holdings.

        We incurred currency translation losses of approximately $22.0 million, $151.5 million and $18.0 million for the years ended December 31, 2000, 2001 and 2002, respectively. Although we expect that the macroeconomic situation in Turkey has stabilized, we can make no assurances that our expectations will prove correct and we may incur a translation loss in 2003.

        The Cukurova Group and TeliaSonera together currently hold a majority of our outstanding share capital which allows them to exercise a controlling influence over us. This ownership may also have the effect of delaying, deferring or preventing a change of control of Turkcell.

        The Cukurova Group and TeliaSonera currently own, directly or indirectly, approximately 42.3% and 37.1%, respectively, of our share capital. As a result of their share ownership and power to appoint board members, each of the Cukurova Group and TeliaSonera have significant influence over decisions made by the board of directors.

        In addition, if they act together, the Cukurova Group and TeliaSonera have the ability to exercise a controlling influence over matters requiring a simple majority vote of the shareholders at a general meeting of the shareholders, such as the right to vote against changes to our articles of association and the right to approve the annual accounts. TeliaSonera and the Cukurova Group hold a portion of their interests in us through Turkcell Holding, a holding company that holds 51% of our shares. To the extent that the interests of the Cukurova Group and TeliaSonera might differ from our interests or those of our other shareholders, we or our other shareholders could be disadvantaged by any actions that the Cukurova Group and TeliaSonera might seek to pursue. On the other hand, the failure of the Cukurova Group and TeliaSonera to have a cooperative relationship could adversely impact the ability to achieve the consensus necessary to approve important matters relating to our business and operations.

        The ownership of a substantial percentage of the outstanding ordinary shares by the Cukurova Group and TeliaSonera and the affiliation of these shareholders with members of the board of directors may have the effect of delaying, deferring or preventing a change in control of Turkcell, may discourage bids for our ordinary shares or ADSs and may adversely affect the market price of the ordinary shares or ADSs. Additionally, we benefit from our relationship with TeliaSonera and the Cukurova Group. If our relationship with either or both shareholders is impaired, or if either of our shareholders were to substantially change its shareholding in us, we may be adversely affected.

        On March 27, 2002, we announced that Sonera Corporation, a group company of our shareholder Sonera Holding B.V., would merge with Telia AB, a Swedish company. An exchange offer was made and completed as of December 9, 2002. As a result, TeliaSonera AB now directly or indirectly owns 100% of Sonera Holding B.V., which holds a 37.1% stake in Turkcell. TeliaSonera AB applied to the Turkish Capital Markets Board (the "CMB") requesting an exemption from tender offer rule in Turkey claiming that there is no change in control of management rights at Turkcell. In May 2003, the CMB announced the approval of the exemption request.

        We hold interests in several associated companies that may not provide the benefits that we expect.

        We work through associated companies both within Turkey and internationally. Such operations may not benefit us in the way we expect for several possible reasons, including macroeconomic conditions, poor management, or legal or regulatory obstacles.

        During 2002, Fintur restructured its two business divisions, the international GSM businesses and the technology businesses. Under the restructuring agreement, we bought 16.45% of Fintur's international GSM businesses from the Cukurova Group, increasing our stake in the business to 41.45%. Simultaneously, Fintur sold its entire interest in its technology businesses to the Cukurova Group. We paid a total of $70.7 million to the Cukurova Group. We believe that the reorganization of Fintur will enable us to focus on our core mobile business and provide opportunities for growth since these GSM operations are located in countries with low mobile penetration rates. However, we can make no assurances that our expectations will prove correct. In addition, our investment in Fintur could expose us to economic, political and social risks in Georgia, Azerbaijan, Kazakhstan and Moldova, which were all part of the former Soviet Union until each republic gained its independence in 1991. Azerbaijan, Georgia, Kazakhstan and Moldova are generally considered by international investors to be emerging markets. Their legal systems, including telecommunications regulations, are relatively underdeveloped and their economies have only recently begun to open to market principles after years of functioning under the Soviet system of central planning. Market institutions and commercial practices are weak and undeveloped. There can be no assurance that political, legal, economic, social or other developments in these nations will not have an adverse impact on our investments and businesses in these countries.

        In addition to our investments in Fintur, we have operated a GSM network in Northern Cyprus since July 1999. Since 1983, Northern Cyprus has functioned as an independent state under the name of The Turkish Republic of Northern Cyprus. Throughout that time, Northern Cypriot independence has been disputed by the southern, Greek sector of Cyprus. This dispute has resulted in high tensions between Northern Cyprus and the Greek sector of Cyprus, which have occasionally resulted in violence on Cyprus. Recently, leaders for the Greek sector of Cyprus and Northern Cyprus have had fruitful discussions regarding the future of the island and a peaceful solution to the problems between the two. Notwithstanding this, any hostilities that occur in Northern Cyprus may have a material adverse effect on the Northern Cypriot economy as well as on the economy of Turkey and on our investments and business in Northern Cyprus.

        One of our shareholders has been seized by Turkish regulators

        On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (the "BRSA") transferred the management and supervision of Pamukbank T.A.S. (Pamukbank), one of our shareholders whose majority shares are owned by the Cukurova Group, to the Savings Deposit Insurance Fund of Turkey (the "SDIF"), which took over all shareholding rights of all Pamukbank shareholders, excluding their dividend entitlements. The BRSA cited that Pamukbank failed to take measures required under the Turkish Banks Act; that its total liabilities exceed its total assets; and that its financial weakness threatened depositors' rights as well as the safety and soundness of the Turkish financial system. Furthermore, the SDIF has acquired ownership of Pamukbank by paying the amount equivalent to Pamukbank's losses. On August 9, 2002, Pamukbank advised us that the BRSA had decided to transfer the shares of Turkcell held directly by Pamukbank, approximately 0.51% of Turkcell's outstanding share capital, to the SDIF. As of December 31, 2002, to the best of our knowledge, Pamukbank held a 7.87% ownership interest indirectly over Turkcell Holding A.S. in Turkcell.

        On January 31, 2003, the BRSA announced that it reached an agreement with the Cukurova Group. According to the agreement, the Cukurova Group will purchase the Turkcell shares, together with Turkcell Holding A.S. shares, owned by Pamukbank and Pamuk Factoring for a total amount of $264.3 million and on April 25, 2003, the shares were transferred to the Cukurova Group. Cukurova Group will pay $214.3 million of the purchase price by January 31, 2006, while the remaining $50 million shall be paid no later than January 31, 2008. The shares transferred to the Cukurova Group have been pledged to the SDIF; that pledge will be removed when the share purchase price and related payments are fully paid, Cukurova Group has performed all of its obligations in full and in accordance with the provisions of the agreement as of the date of removal, and there is no remaining collateral. If the Cukurova Group sells the shares while they are under pledge, 55% of the full share price shall be paid to the SDIF.

        Additionally, the Cukurova Group has the option to buy Turkcell shares owned by Yapi Kredi Bankasi, before selling its shares in Yapi Kredi Bank within two years. In case the Cukurova Group buys Turkcell shares from Yapi Kredi Bank, such shares shall also be pledged to the SDIF under the agreement. Turkcell believes that the takeover of Pamukbank will not have a material impact on its operations or its leading position in the Turkish market.

        Spectrum limitations may adversely affect our ability to provide services to our subscribers.

        The number of subscribers that can be accommodated on a mobile network is constrained by the amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure. Spectrum is a continuous range of frequencies within which the waves have certain specific characteristics. A number of techniques can be employed to increase the effective carrying capacity of a given allocation of spectrum. Beyond a certain point, however, it may become impracticable to apply these techniques in densely populated metropolitan areas for reasons of cost or technological limitations. The amount of spectrum currently allocated to our network may not be sufficient to accommodate the growth of our subscriber base or the increasing use of higher bandwidth applications. We may request from the Telecommunications Authority additional spectrum in the 1800 MHz band if it is available. However, there can be no assurance that the Telecommunications Authority will award some or all of the remaining GSM spectrum to us at reasonable cost or that it will not make such an award to one of our competitors or not make any such award at all.

        There can be no assurance that Turk Telekom can or will be able to perform its obligations under our interconnection agreement.

        Our ability to provide commercially viable telecommunications services depends upon our ability to interconnect with the fixed-line network operated by Turk Telekom in order to complete calls between our subscribers and parties on the Turk Telekom fixed-line network or other mobile telecommunications networks in Turkey. If Turk Telekom does not provide reliable, quality interconnections to us on a consistent basis, this could have a material adverse effect on our quality of service. See "Item 4B. Business Overview—Regulation of the Turkish Telecommunications Industry—Turk Telekom, Telsim, Aycell, IsTim and Milleni.com Interconnection Agreements—Turk Telekom Interconnection Agreement."

        There are alleged health risks related to base transmitter stations and the use of handsets which could expose us to liability and lead to reduced usage of mobile phones.

        We are aware of recent allegations that there may be health risks associated with the effects of electromagnetic signals from base transmitter stations and from mobile telephone handsets. While there is currently no substantiated link between exposure to electromagnetic signals at the level transmitted by our base transceiver stations and mobile telephone handsets and long-term damage to health, the actual or perceived health risks of mobile communications devices could adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in obtaining sites for base stations and exposure to potential liability. Furthermore, we may not be able to obtain insurance with respect to such liability on commercially reasonable terms.

        We are dependent on certain suppliers for network equipment and for the provision of data services.

        We currently purchase all of our GSM network equipment, including switching equipment, base station controllers and base transceiver stations, and our network software from one of a small number of suppliers. Although our GSM network utilizes standard equipment, which is produced by several suppliers, and we are not bound to purchase our equipment solely from any given supplier, there can be no assurance that we will be able to obtain equipment from one or more alternative suppliers at comparable prices or on a timely basis in the event that any supplier is for any reason unable or unwilling to satisfy our equipment requirements, especially if the growth in demand for network equipment exceeds the ability of suppliers of this equipment as a whole to meet such demands. In addition, equipment from alternative suppliers may not always be compatible with our existing equipment, and our employees may not be familiar with the technical specifications of equipment from alternative suppliers. The failure of any of our suppliers to supply equipment to us could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        If management is unable to manage our operations effectively or maintain the quality of our service, our business, consolidated financial condition or results of operations could be materially and adversely affected.

        Our success will be dependent upon, among other things, our ability to manage our operations and maintain the quality of our services. Our management faces a number of challenges, such as:

  •
  dealing with the difficulties of managing our operations in an unstable macroeconomic environment;

  •
  managing our operations in an increasingly competitive market;

  •
  enhancing our management, financial and information systems and controls;

  •
  expanding, training and managing our employee base; and

  •
  increasing our service offerings and expanding our target markets.

        In addition to the foregoing, our performance depends to a significant extent on the abilities and continued service of our senior management. Competition for qualified telecommunications and information technology personnel in Turkey is intense. The loss of the services of these key personnel could adversely affect our financial condition or results of operations, particularly if one or more such persons joined a competitor.

ITEM 4.    INFORMATION ON THE COMPANY

4A.    History and Development of the Company

        Turkcell Iletisim Hizmetleri A.S., or Turkcell, a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. The address of our principal office is: Turkcell Iletisim Hizmetleri A.S., Turkcell Plaza, Mesrutiyet Caddesi, No. 153, 34430 Tepebasi, Istanbul Turkey. Our telephone number is +90 (212) 313 10 00. Our website address is www.turkcell.com.tr. Our agent for service of process in the United States is CT Corporation, 111 8th Avenue 13th floor, New York, New York 10011.

        We operate under a 25-year GSM license, which we were granted in April 1998 upon payment of an upfront license fee of $500 million. At this time we also entered into an interconnection agreement with Turk Telekom providing for the interconnection of our network with Turk Telekom's fixed-line network. Under our license, we pay the Turkish Treasury a monthly ongoing license fee equal to 15% of gross revenue. Under the interconnection agreement between us and Turk Telekom, our network is interconnected to the Turk Telekom fixed-line network.

        From 1993 until April 1998, we operated under a revenue sharing agreement with Turk Telekom. Under the revenue sharing agreement, Turk Telekom contracted with subscribers, set tariffs, performed subscriber billing and collection, assumed collection risks and gave us access to Turk Telekom's communication network. We were entitled to receive 100% of the fees received from subscriber identity module card, or SIM card, sales but only 32.9% of fees billed for connection, monthly fixed fees and outgoing calls and 10% of fees billed for incoming calls, an arrangement that resulted in payment to us of approximately 25% to 30% of the net system revenues generated by subscribers of our GSM network.

        In July 1998, Cellco Finance N.V. (Cellco), a financing entity to issue debt instruments in order to refinance our existing indebtedness, issued $300 million in 15.00% senior subordinated notes due in 2005. In December 1999, Cellco issued $400 million in 12.75% senior notes due in 2005. In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Istanbul Stock Exchange and our American Depositary Shares, or ADSs, on the New York Stock Exchange.

        Our subscriber base has grown from 63,500 at year-end 1994 to approximately 10.1 million at year-end 2000, approximately 12.2 million at year-end 2001 and approximately 15.7 million at year-end 2002. Our revenue decreased from $2,063.9 million in 2000 to $1,702.2 million in 2001 and increased to $1,973.9 million in 2002. EBITDA decreased from $822.4 million in 2000 to $503.4 million in 2001, and increased to $761.3 million in 2002. The growth through 2000 was primarily the result of the combined effect of the increase in our subscriber base and the transition from operating under our revenue sharing agreement with Turk Telekom to operating under our license agreement. The decline between 2000 and 2001 was primarily the result of the depressed economic conditions in Turkey, the lagged impact of tariff increases, and the increased proportion of prepaid subscribers with low usage habits in our subscriber base. The increase between 2001 and 2002 resulted from increased subscriber numbers, improved economic and market conditions, and improved cost control.

        We reported a net income of $227.9 million in 2000, a net loss of $186.8 million in 2001, and a net income of $47.4 million in 2002.

        From our formation to December 31, 2002, we made cumulative capital expenditures of approximately $3.7 billion, which were primarily related to network infrastructure and other fixed assets, as well as the license fee of $500 million. We currently anticipate spending approximately $150 million for capital expenditures in 2003. For additional information on our capital expenditures see "Item 5B. Liquidity and Capital Resources."

4B.    Business Overview

        Based on our estimates, we are the leading provider of mobile services in Turkey in terms of number of subscribers. We provide high-quality mobile voice and data services using our GSM network. We have developed one of the premier mobile brands in Turkey by differentiating ourselves from our competition based on quality of service. As part of our focus on subscriber service and subscriber growth, we have introduced a wide range of mobile services intended to attract and retain subscribers with various service needs.

        Through a state-of-the-art GSM network, we provide comprehensive, high-density coverage of an area that as of December 31, 2002 included 100% of the population living in cities of 10,000 or more people, as well as the 81 largest cities and the majority of the country's tourist areas and principal intercity highways. As of May 27, 2003, we provide service to our subscribers in 136 countries through roaming agreements with 318 operators.

        Our principal founding shareholders are Sonera Holding, formerly known as Telecom Finland Ltd. and currently owned by TeliaSonera, and the Cukurova Group. The Cukurova Group is one of Turkey's leading financial and industrial conglomerates, with important financial services and media assets in Turkey. TeliaSonera was formed in December 2002 with the merger of Sonera Corporation, a Finnish telecommunications provider, and Telia, a telecommunications operator in Sweden. We have benefited from Sonera's expertise in constructing and operating our GSM network and developing our services. Notwithstanding the merger between Sonera and Telia, we expect to continue to benefit from our relationship with Sonera in the future. We have also benefited from Cukurova's knowledge of the local environment, particularly in relation to marketing and distribution. TeliaSonera and the Cukurova Group own, directly or indirectly, approximately 37.1% and 42.3%, respectively, of our outstanding share capital.

Industry

  Overview

        GSM, currently one of four basic digital standards for mobile communications, was developed in 1987 in order to facilitate unification and integration of mobile communications within the European Union.

        As a digital standard, GSM offers a wide range of services that include voice, circuit switched data, packet data and fax, in addition to standard service offerings such as call barring, call forwarding, call waiting and roaming into areas serviced by other GSM carriers. A key component of the GSM network is the SIM card, which enables the user of a handset to be identified. Because the identity of the subscriber is held on the card, any handset can be used in conjunction with the SIM card. Without a valid SIM card, handsets do not function.

        GSM networks have traditionally been used exclusively as personal voice communications networks. The mobile telecommunications industry is increasingly providing mobile data services, and GSM, as a technology platform, is suitable for data transmission. Currently many advanced technology platforms are being developed to enable the provision of more sophisticated data service.

        Today most GSM operators, in addition to the standard data service of 9.6 kilo bits per second, have already begun to offer new technology standards such as High Speed Circuit Switched Data (HSCSD) and General Packet Radio Services (GPRS), which are allowing for network speeds of up to 57,6 Kbs and 160 Kbs, respectively, changing according to radio network and handset conditions. Enhanced Data rates for GSM Evolution, or EDGE, and Universal Mobile Telecommunications System, or UMTS, provide the means for making the networks suitable for high-speed wireless data services. We expect that EDGE and UMTS platforms will allow network speeds of up to 384 Kbs and 2 Mbs, respectively. Most of the countries are already granted UMTS frequency band licenses to operators and commercial operations are emerging.

  The Turkish Mobile Market

        Turkey's population is estimated to be 69.7 million as of December 31, 2002. The Turkish population is young with an average age of 25, which is lower than elsewhere in Europe, and the majority of the population lives in urban areas. In our opinion, these factors indicate significant growth potential for the mobile communications market in Turkey.

        There are currently four mobile communications operators in Turkey: Turkcell, Telsim, IsTim and Turk Telekom. Turkcell, Telsim, IsTim and Turk Telekom operate GSM networks, while Turk Telekom also operates an analog network.

        Telsim, our principal competitor, received a 25-year license at the same time as we did on what we believe are identical terms, including the $500 million upfront license fee.

        Turk Telekom commenced operations of its analog network in 1986. Turk Telekom promoted mobile telephony as primarily a car telephone product. We believe that subscribers have preferred GSM because most analog receivers available in the Turkish market are car phones rather than portable handsets and because of GSM's greater service offerings and better voice quality. We therefore believe that analog mobile telephony has become somewhat obsolete in Turkey over the years.

        The government of Turkey issued two new GSM 1800 licenses in 2000. One of the licenses was awarded in April 2000 to IsTim, a company operating under the Aria brand name formed by Telecom Italia and Isbank, one of the largest private banks in Turkey. In February 2001, IsTim paid its license fee in full and began offering services on March 21, 2001.

        The other new GSM 1800 license was awarded to Turk Telekom on September 18, 2000. Turk Telekom began offering GSM services on December 14, 2001, through its brand Aycell.

        The Turkish government originally stated its intention to issue a third new GSM 1800 license. In the public tender for the third new license held in April and May 2000 no bids were received. It is unclear when or whether a new GSM 1800 license will be offered by the Turkish government.

        In May, 2003, the Turkish Prime Minister, Recep Tayyip Erdogan, following meetings with Italian Prime Minister Silvio Berlusconi, announced that Aria will merge with Aycell and that the merged entity would be owned by Telecom Italia Mobile, Aycell and Isbank in percentages to be agreed later. The details of the merger will be announced by the end of June, 2003.

  Strategy

        Our vision is to enrich the private and professional lives of our subscribers by making life easier for them. In line with this vision, our mission is to ensure the satisfaction of our subscribers, shareholders and employees by creating synergy with our partners while remaining a leading and trusted company.

        In order to achieve our vision and mission, we have adopted the following key strategic priorities:

  •
  To provide differentiated services for different subscribers' needs and expectations

  •
  To consider and prioritize the shareholders' expectations during the decision making processes and to encourage entrepreneurship

  •
  To drive the market in our targeted business domains proactively

  •
  To ensure continuous trust and loyalty in the community by demonstrating social corporate responsibility

  •
  To conduct effective, cost sensitive operations and timely executions

        We are pursuing our strategy through a variety of strategic initiatives. Some of the key initiatives include the following:

  Enhance Customer Focused and Customer Relationship Management (CRM) Approach

        Our business approach has been shaped by subscriber needs and expectations since our inception. However, changing economic conditions and increasing competition in the market have made our subscriber-oriented approach and the loyalty of our subscribers more important than ever. Thus today, our CRM program plays an important role in developing and applying the right approach to each segment of our subscriber base. With this program, we manage company-wide subscriber related projects and initiatives under the umbrella of an extensive change program. The goal of this program is to further improve our level of subscriber service by identifying our subscriber segments and developing programs to meet their needs. In line with this understanding we segment our subscribers based on their value and call behavior patterns. This approach not only helps us to be more efficient in terms of implementing segmented acquisition and retention programs but also to reinforce our product and service performance through a better understanding of subscriber needs.

  Provide Superior Products and Services

        We provide a full range of products and services through our GSM network. We have made a substantial investment in the development of our network. The build-out of our network is now substantially complete, with coverage as of December 31, 2002, of nearly 100% of the Turkish population living in cities of 10,000 or more people. We believe that the quality of our network, measured in terms of network coverage and capacity, has been an important factor in our success to date. We intend to maintain our high quality network and to upgrade our networks to further facilitate the introduction of more sophisticated data services.

        In line with our subscriber-focused business approach, we aim to provide the highest level of subscriber service. We believe that the subscriber service that we provide is superior to our competitors and has been instrumental in distinguishing us from competitors, expanding our subscriber base and promoting subscriber loyalty. We continually seek to improve and expand our subscriber care operations.

        We believe that a strong brand raises market awareness, engenders subscriber loyalty and promotes new products and services. We believe that maintaining our strong brand is more important than ever as competition increases in the Turkish market. We are committed to maintaining our strong brand through advertising and marketing campaigns and our subscriber loyalty programs.

  Provide Value-Added Services and Innovative Data Services

        We intend to increase GSM usage among our existing subscribers and to foster the growth of new GSM subscribers in Turkey by offering our subscribers value-added services and by allowing our subscribers to access a wide range of services through our network. We currently offer such value-added services as voicemail, call waiting, caller ID, SMS, unified messaging, WAP, HSCSD and GPRS. In October 2002, we launched Multimedia Messaging Service, or MMS, which allows images and sounds to be attached to a basic text message. We launched Java based games in December 2002 and mobile payment in April 2003. We continuously extend our product range to a diversified level to be able to meet the needs of different lifestyles. Our current service portfolio fulfills the infotainment and personal communication needs of subscribers.

  Focus on Cost Control and Efficiency

        In 2002, we continued to focus on cost management and increased the efficiency of our operations without adversely impacting our ability to deliver high quality products and services to our subscribers. As a result of the extensive capital expenditures we have made since our formation, we have built a comprehensive, high quality network that covers approximately 100% of the Turkish population living in cities of 10,000 or more people. We believe that these past capital expenditures ensure that we will only need limited upgrade investments in 2003 for maintenance and enhancement at our network.

  Focus on Relations with Shareholders, Business Partners and Stakeholders

        We believe that in addition to a focus providing a consistently high level of subscriber service to our subscribers that it is also very important for us to develop close relations with our shareholders, business partners and other stakeholders. We plan to continue to strengthen our commitment to building shareholder value and forging further links with our business partners and other stakeholders in our community. Our main focus areas are maintaining our close relationships with our subscribers, business partners, suppliers and the community and considering and prioritizing the shareholders' expectations during the decision making processes and encouraging entrepreneurship. Teamwork and synergies to be created via partnerships and alliances as well as driving the market into the targeted business domains proactively will be important factors in our future success.

Services

        We currently provide high-quality wireless and value-added mobile communications services to subscribers throughout Turkey. Subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract, but are not bound to a minimum subscription period, and receive monthly bills for services. Prepaid subscribers, on the other hand, purchase prepaid airtime cards.

  Postpaid Voice Services

        Our postpaid voice services include network access, call forwarding, call barring, call holding, call waiting, teleconferencing, voice mail, call alert, caller identification, the ability to prevent the phone number from being displayed when making calls, dual numbering, twin card, unified messaging, high memory SIM card options, directory service, a financial information line, a general information line and international roaming.

  Prepaid Voice Services

        During the first quarter of 1999 we introduced our prepaid mobile service. This service is marketed under the name "Hazir Kart" or "Ready to Go Card" and "Muhabbet Kart" or "Chat Card." The airtime scratch cards of Hazir Kart are sold through our exclusive and non-exclusive dealer networks, supermarket chains, gas stations, digital channels and other distribution points. Digital channels are our call center (Number 8035), approximately 3,000 ATMs, POS terminals, a pay channel called "Digiturk," WAP, kiosks and the Internet. The voucher cards of Muhabbet Kart, which is an airtime refill card, are sold through newspaper kiosks, which are located throughout Turkey and owned by the Sabah Media Group. When prepaid subscribers first join our network, they must purchase a SIM card and a prepaid airtime card for up to 25 minutes of airtime. Additional airtime cards can be purchased in increments of up to 250 minutes. Prepaid subscribers are offered a package of services including network access, call forwarding, call barring, call waiting, call holding, teleconferencing, call alert, caller identification, voicemail, the ability to prevent the phone number from being displayed when making calls, high memory SIM card options, directory service, a financial information line, a general information line and international roaming.

        There was rapid growth in our prepaid subscriber base in 2002. As of December 31, 2002, we had approximately 11.0 million prepaid subscribers, compared to approximately 7.6 million at December 31, 2001.

  Other Services

International Roaming

        We have international roaming agreements in force with all of the leading mobile operators. As of May 27, 2003, we offered our subscribers international roaming in 136 destinations all around the world, pursuant to commercial roaming agreements with 318 operators. In addition, 50 new roaming agreements are signed and tests are in progress to activate roaming with these operators.

        Since July 2002, we believe that our company is the only mobile operator in Turkey providing roaming services for the prepaid subscribers of foreign mobile operators visiting Turkey. This service, also called "passive CAMEL" can only be enabled if both operators have installed CAMEL system on their networks. As of May 27, 2003, we offer prepaid roaming to the prepaid subscribers of 27 operators in 18 destinations.

        Since October 2002, our company has started GPRS roaming. Currently, our company has 8 GPRS roaming partners in 7 destinations. We have signed 76 GPRS roaming addendums to enrich the GPRS roaming availability.

        In order to have balanced international SMS traffic, in April 2002 we started to sign international SMS Interworking Agreements with other mobile operators. As of May 27, 2003, we have 38 International SMS Interworking Agreements in force. In most of these agreements, the termination rate is six Euro cents.

Collect Call Service

        In September 2002, we launched collect call service, where the called party pays for the call upon his approval. This service is available for both postpaid and prepaid subscribers, but is a convenience mainly for prepaid subscribers, which allows them to make calls even when they are short of counters.

Value-Added Services

        We offer a variety of value-added services to our mobile subscribers. The importance of such non-voice services to our mobile operations has increased in recent years as subscribers have become familiar with SMS, or Short Messaging Service, the means by which many of the services are provided.

        Our value-added services include SMS, SMS via operator, SMS-based information services, data services, mobile positioning system, and fax data services. SMS communication services and some SMS-based content services are available for both our postpaid and prepaid subscribers.

        Value-added services usage and awareness have increased throughout 2002 due to intensive marketing activities and technology-driven innovations. The primary focus has always been the lifestyles of subscribers.

        In 2002, we extended our product range to a diversified level able to meet the needs of different lifestyles. Our effective partnership program enabled us to build a strong content, application and service provider network.

        In 2002, the number of services reached 130. These services are provided through different platforms like SMS, IVR, MMS, WAP, GPRS and JAVA, where all platforms are supported by the Turkcell network. The seasonal service packs, especially for special days or events like Valentine's Day, the World Cup, and New Year, had become important milestones, which boosted value-added services penetration and usage. Important service milestones of 2002 drive by new technologies include:

  •
  Prepaid GPRS—October 2002

  •
  Maximesaj (MMS)—October 2002

  •
  GamePark (Java)—December 2002

        Our current service portfolio fulfills the infotainment and personal communication needs of subscribers, while m-commerce, m-payment and mobile betting are opportunities that may be utilized in the near future. Access to the services are upon request or subscription based.

        Furthermore, as a result of our "lifestyle based service" approach, we have won the great prize in the World Communication Awards for the "Best New Service" category with its GPRSLand service, the mobile infotainment portal designed and operated by us and our service provider partners.

Service Portfolio

        We were the first to offer SMS-based content services in Turkey. In addition to basic messaging between subscribers, we offer a diverse service portfolio. We have continued to add new benefits to mobile platforms, such as:

  •
  Invoice info service. Enables subscribers to obtain information regarding their phone bills.

  •
  Flash news information service. Enables subscribers to receive news information on their handsets.

  •
  National lottery drawings. Enables subscribers to retrieve the results of the latest lottery drawing.

  •
  Horoscope. Enables subscribers to read their horoscopes using their mobile phones.

  •
  Drugstore. Enables subscribers to find after-hours drugstores throughout Turkey.

  •
  Weather service. Informs subscribers of the weather in selected cities.

  •
  Banking service. Enables subscribers to check the current balance of their bank accounts and to obtain other banking information.

  •
  SMS chat. Enables subscribers to interact in chat groups using their mobile phones.

  •
  Turkcell Goal. Enables subscribers to receive some Turkish Super Football League match results.

  •
  Mobile Mail. Enables subscribers to send e-mails from their mobile phones.

  •
  WebSMS. Enables subscribers to send SMS from our website.

  •
  Logo and melody downloading. Enables subscribers to download melodies and various logos such as animals and cartoons to their mobile phones.

  •
  Mobile Positioning Service. Enables subscribers to learn the locations of the nearest hospital, police station, Yapi Kredi Bankasi, Pamukbank and Turkcell dealer.

  •
  Horse Race. Enables subscribers to retrieve the results of horse races.

  •
  Dictionary. Provides a word translator between English, German and Turkish.

  •
  Diet. Offers various diet menus.

  •
  Financial Info. Provides currency exchange rates, stock exchange information and other financial indicators.

  •
  TV Guide. Provides information about TV program schedules.

  •
  City info. Provides emergency information and information on movies, restaurants, bars, concerts, activities, etc.

  •
  Tourist info. Provides emergency information for tourists.

  •
  Biorhythm. Provides information on the daily biorhythm.

  •
  Voicemail attached to popular songs and poems.

  •
  Wap and Java games. Provides various games that can be played on handsets.

  •
  Goal MMS. Provides updates of soccer games at 9-second intervals.

  •
  Reminder. Reminds the user of recorded information at a predetermined future date.

  •
  Call alert. Alerts the user of the originating number and time of a missed call.

  •
  Voicemail. Enables subscribers to divert their calls to a private voice mailbox.

  •
  Future SMS. Allows a user to schedule an SMS to be sent on a future date.

  •
  Unified messaging. Enables subscribers to leave, listen, divert, save, and alert messages using both the Internet and mobile phones.

        In June 2003, we commercially launched our new multifunctional mobile service platform under the commercial name "Shubuo." Shubuo will provide our subscribers with access to quality content while creating a new medium for subscriber brands to promote their goods and services. Under the Shubuo brand, we will allow our subscribers to choose from several service packages each catering to different interest areas including news, finance, football, flirt, city life and music. Subscribers will be in a position to choose from these services according to their interests and to buy individual packages for a monthly fee. As a result, they will receive a fixed number of text messages containing information on the subject they choose and will be able to utilize content-rich and personalized mobile Internet services allowing them to interact with other Shubuo subscribers through chat, competition, voting, etc.

Data Services

        We launched a WAP-based data service, WAP-CSD, for our postpaid subscribers on March 1, 2000. Currently, we offer mobile access to data services including location-based information such as restaurant and cinema guides, news services such as financial information. In March 2000, we began to offer High Speed Circuit Switched Data, or HSCSD, which will offer a data rate of up to 28.8 Kbs. In March 2001, we launched GPRS in Turkey, which allows users to remain connected to the network at all times for the receipt of data transmissions.

Interactive Voice Response

        Interactive Voice Response is a system that provides calling subscribers a menu of options, which can be selected to receive recorded information.

        For the first quarter of 2003, average SMS usage per subscriber was approximately 16 SMS messages per month.

  SurfCELL

        Today, mobile users access a variety of services through the mobile Internet. Nevertheless, the mobile Internet is completely different from today's ordinary wired Internet. Mobile subscribers cannot access the same wealth of information from a pocket-sized device as they can from their desktop. Although most mobile phones sold today have a built-in mini-browser, this browser is only useful to access Internet sites that have been specially designed to work with mobile phones.

        SurfCELL is a solution introduced in 2001 that allows both prepaid and postpaid mobile phone users to surf the Internet on their mobile phone. SurfCELL's proprietary rendering technology retrieves web pages from the Internet and translates them into pages for mobile phones in real time. SurfCELL gives users the full web experience, including images and forms. SurfCELL does not require any modification of the original Internet Web page.

        SurfCELL brought a new approach and breakthrough to the mobile Internet concept. It meets user's needs and eliminates WAP's lack of content.

  GPRSLand

        The mobile Internet services can be precisely tailored to the needs of the individual user so that each person will get the information that they need for any situation, at any time and in any place.

        To serve this aim, we created the GPRSLand umbrella brand and fifteen initial different services within two main categories: information, and entertainment. During 2002, the number of services reached 50 as two more categories (game and easy life) were added to the portfolio.

        GPRSLand represents a business opportunity for content providers and application developers in the field of entertainment and information. The applications and services within GPRSLand's services portfolio need to meet high quality, feasibility and ethical criteria.

        GPRSLand services today cover games, ring tones, chat and dating, email access over WAP/GPRS, location based city guides, and news and finance applications.

  MMS

        MMS, or Multimedia Messaging Service, is an evolution of SMS, which allows images and sounds to be added to a basic text message in a variety of combinations. Through their MMS enabled phones, Turkcell subscribers are able to combine images, video, text, graphics, and voice data into a single message that offers a greatly enhanced user experience.

        The pricing of the service is a set price per message, regardless of the amount of data. Therefore, Turkcell subscribers will know exactly how much it costs to send a message. Turkcell subscribers should have particular phone settings and register with Maximesaj to use this service. There is a one-step registration that can be done by a single SMS or at the Turkcell website.

        We use content providers that offer rich Maximesaj content to subscribers via our website.

  Future Services: Third Generation Mobile

        The "first generation" of mobile telecommunications, based on analog technology, provided simple voice telephony. The "second generation" of mobile telecommunications, based on the digital GSM standard, provides additional data facilities, ranging from short messaging services to narrow band data. We currently offer this generation of mobile telecommunications services, which is sufficient for the basic data services we offer but cannot support high-resolution video or multimedia applications. General packet radio service (GPRS), often referred to as "Generation 2.5" or "2.5G", permits even greater opportunities for improved data and voice services, provides the platform for the introduction of mobile Internet services, and paves the way for third-generation (3G) networks. With 2.5G, users can surf on the mobile Internet using wireless application protocol (WAP) technology via GPRS and choose from a wider array of entertainment and business applications. Third generation mobile telecommunications, which offers full interactive multimedia capabilities at data rates of up to 2 Mbs, are expected to bring mobile networks significantly closer to the capabilities of fixed-line networks. Improvements in coding and data compression technology will provide better speech quality and more reliable data transmission. UMTS is the EU's implementation of third generation mobile telecommunications.

        Ultimately, the range of services offered over third generation networks will be determined by the needs of the market over time. However, we anticipate that key new product offerings will be facilitated as a result of greater bandwidth and enhanced network intelligence. Bandwidth is the range of frequencies occupied by a radio signal or the range of frequencies over which a radio receiver operates. Multimedia services will feature prominently in third generation networks, and may include, in addition to conventional mobile voice and data services:

  •
  high speed Internet and intranet access;

  •
  video telephone and conferencing;

  •
  entertainment services; and

  •
  direct instant access to home or office IT system.

        A licensing process for third generation services in Turkey has not yet been established by the Turkish government, and our ability to implement these services will be dependent on clearing regulatory and licensing hurdles. However, we believe that these services will be important for our business when they are introduced in the coming years and we intend to participate in the licensing process when it commences.

Tariffs

        We charge our subscribers a fee based on per-minute airtime and international roaming. In addition, we charge our post-paid subscribers a monthly access fee and, prior to March 1, 2000, we charged postpaid subscribers a subscription fee upon activation.

        While current postpaid and prepaid tariffs for local calls are more than twice as expensive as their fixed-line local counterparts, some of our discounted rates for domestic mobile calls match or are slightly below the rates of long-distance fixed-line calls. The license agreement regulates our ability to determine our tariff for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the Telecommunications Authority sets the initial maximum tariffs in Turkish Lira or US dollars. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs based on, in the case of maximum tariffs established in Turkish Lira, the Turkish Consumer Price Index announced by the Ministry of Industry and Trade of Turkey minus 3%. In the case of maximum tariffs established in US dollars, the increase is based on the US Consumer Price All Item Index minus 3%. For more information on how our maximum tariffs are established see also "—Regulation of the Turkish Telecommunications Industry."

  Postpaid Tariffs

        We offer tariff packages featuring rates based on the type of service used, the destination and the time of the call (peak/off-peak). As of December 31, 2002, approximately 21% of our subscribers subscribed to the standard tariff package and 76% subscribed to the Super On Net package. Our Super On Net tariff package was launched in March 2001.

        We revised an existing postpaid tariff package and launched two new postpaid tariff packages and several tariff services in 2002. Our main tariffs are listed below charged as of June 16, 2003 (the US dollar amounts in the table are based on the June 16, 2003 exchange rate of TL 1,408,558 = $1.00). The prices below include VAT of 18% but exclude the 25% special communications tax.

  •
  In November 2002, we introduced a new volume discount concept to the market by launching "KademeliCELL", which is a Daily Volume Tariff. This package provides a two-tiered discount (up to 45%) on on-net calls during a day if domestic call usage exceeds five minutes on that day, and a 50% discount for up to 100 SMS on any day in which the subscriber sends at least five SMS.

  •
  Professional tariff is a flat rate for high users; it is especially suitable for those who speak both with Turkcell and other GSM subscribers or PSTN lines.

  •
  In April 2002, we revised "My Best Friend" (1cebe3cep) by expanding the discount scope from one to three selected on-net numbers. With 1cebe3cep, subscribers receive a 70% discount on calls to three Turkcell, Hazir Kart or Muhabbet Kart numbers they choose.

  •
  In March 2003, we launched "KampusCELL," which is a community tariff designed for university students. This is a new concept in that only those students that subscribe to this tariff can talk with each other at discounted prices. All other prices are the same as Super On Net, which is a tariff suitable for those who speak more with other Turkcell subscribers.

  •
  If subscribers would like to get the best rate at the times they speak the most, they would benefit from either the "Hours" or "Starlet" tariffs. The Hours tariff has three time-period alternatives: 10:00-18:00, 13:00-15:00 and 07:00-11:00. The Starlet tariff gives a discount between 23:00 and 08:00.

  •
  Hero is a community tariff aimed at veterans and state police.

  •
  Support is also a community tariff for handicapped people.

  •
  BizimSirket, MobilSirket and Sirketim tariffs are tariffs for corporate subscribers with five or more lines. BizimSirket and MobilSirket are flat rate tariffs. Sirketimcell is suitable for subscribers who make calls mostly between group members.

  •
  Bureau is a package including 250 minute credits for calls to Turkcell numbers. Subscribers pay TL 55.5 million to benefit from this tariff.

        Subscribers can sign up for tariff services while retaining their existing tariff package. These tariff services are SMS and minute packages that allow the purchase of bulk SMS or minutes in the usage at discounted prices. The rates in the existing package are used once the bulk usage is exhausted.

	Super On Net	Standard	Daily Volume	Professional
	$	$	$	$
Monthly Fixed Fee	0.68	1.82	0.68	8.52
Calls Out (per minute):
Turkcell to Turkcell	0.17	0.32	0.19/0.13/0.11	0.24
Turkcell to Other	0.48	0.39	0.42	0.24
Turkcell to Turkcell—off peak	0.17	0.29	0.19/0.13/0.11	0.22
SMS (per message)	0.09	0.09	0.09/0.04	0.09
	1cebe3cep(1)	Kampus(2)	Hours(1)	Starlet(1)	Hero(1)	Support(2)
	$	$	$	$	$	$
Monthly Fixed Fee	0.71	0.35	1.79	0.36	0.71	0.35
Calls Out (per minute):
Turkcell to Turkcell	0.44	0.17	0.37	0.49	0.17	0.17
Turkcell to Other	0.44	0.48	0.37	0.49	0.32	0.26
Turkcell to Turkcell—off peak	0.44	0.17	0.18	0.09	0.17	0.17
SMS (per message)	0.09	0.09	0.09	0.09	0.09	0.09

(1)
These tariffs are offered to the mass market, not to corporate subscribers.

(2)
These tariffs are offered to a specific group of subscribers.

        The tariffs below are offered specifically for corporate subscribers.

	BizimSirket	MobilSirket	Sirketim	Bureau
	$	$	$	$
Monthly Fixed Fee	0.68	3.51	3.55	0.35
Calls Out (per minute):
Turkcell to Turkcell	0.16	0.24	0.24	0.17
Turkcell to Other	0.45	0.24	0.37	0.48
Turkcell to Turkcell—off peak	0.16	0.21	0.24	0.17
SMS (per message)	0.09	0.09	0.09	0.09

  Prepaid Tariffs

        We offer one package to our corporate prepaid subscribers, TopluKontorCELL, and two tariff packages to our other prepaid subscribers, Standard and Super On Net. The flat Standard tariff charges the same price for all domestic calls. The Super On Net tariff package, which was launched in March 2001, encourages existing subscribers to make calls within our network and encourages new subscribers to choose Turkcell by providing a 64% discount on Turkcell-to-Turkcell calls compared to off-network charges. The Hazirkart Weekend tariff, launched in late 2000, was terminated on September 24, 2002, at which point all Hazirkart Weekend subscribers were switched to the Super On Net tariff package. TopluKontorCELL contains a total of 17 different counter packages. The counters in a package can be distributed among a predetermined number of lines; for instance, the smallest package can be distributed among up to 3 lines.

        The following table sets forth our prepaid tariffs charged as of June 16, 2003 (the US dollar amounts in the chart are based on the June 16, 2003 exchange rate of TL 1,408,558 = $1.00). These tariffs include VAT of 18%, but exclude the 25% special communications tax and are based on our cheapest counter package.

	Standard	Super On Net	TopluKontorCELL(1)
	($)	($)	($)
Calls Out (per minute):
Turkcell to Turkcell	0.45	0.22	0.18
Turkcell to other	0.45	0.61	0.49
Turkcell to Turkcell—off peak	0.45	0.22	0.18
SMS (per message)	0.11	0.11	0.09

(1)
Based on our smallest counter package (900 counters)

        Our prepaid tariffs vary by the volume of counters purchased. Subscribers can choose from one of five scratch cards (100, 250, 500, 750, 1000) and get a discount on cards with counters of 250 and up. The discount has been in place since March 2001 and has increased over time in line with changes in usage behavior. Current discount levels, compared to 100 counter card prices, are as follows: 250 counter, 18%; 500 counter, 21%; 750 counter, 24%; 1000 counter, 28%.

  Data Tariffs

        The following tariffs for data calls are in effect as of June 16, 2003 (the US dollar amounts in the chart are based on the June 16, 2003 exchange rate of TL 1,408,558 = $1.00). These tariffs include VAT of 18% but exclude the 25% special communications tax. Prepaid prices are based on our cheapest counter package.

	Postpaid	Prepaid
	($)	($)
Standard, Fax, HSCSD per minute prices peak	0.11	—
Standard, Fax, HSCSD per minute prices off peak	0.05	—
DataSimCELL data price per minute	0.11	—
DataSimCELL data per minute (>100 lines)	0.08	—
PosCELL Monthly Fee	0.35	—
PosCELL data per minute	0.13	—
WAPCell per 90 seconds	0.09	0.11
GPRSCELL per KB	0.0011	0.0009

  Roaming Tariffs

        When one of our subscribers makes a call outside Turkey, we charge the subscriber the local or international rate charged by the local operator where the call is placed, as applicable, plus a 30% surcharge. We retain the 30% surcharge and remit the remainder of the call charge to the foreign operator.

        When one of our subscribers receives a call while outside of Turkey, we charge our subscriber our international call rate. If the host operator charges for the incoming call, we also bill the subscriber for the host operator's incoming call charge plus our 30% surcharge. The incoming call charge is remitted to the host operator and we keep the 30% surcharge.

        We do not charge subscribers roaming on our network when they receive calls while in Turkey. When a roaming subscriber makes an outgoing call within our coverage area, that subscriber pays our inter-operator tariff for the specific call type.

Churn

        Churn is calculated as the total number of subscriber disconnections during a period as a percentage of the average number of customers for the period. Churn refers to disconnected subscribers, both voluntary and involuntary. In order to achieve net subscriber growth, we must attract a sufficient number of subscribers to offset subscribers who terminate service. Increased competition in the market could increase our churn rate. We have instituted a number of measures designed to retain subscribers, such as retention/loyalty programs in combination with innovative services and commercially appealing tariffs.

        We adopted a shorter disconnection process on September 14, 2000, for nonpaying postpaid subscribers. Under the new disconnection process, postpaid subscribers who do not pay their bills will be disconnected from our network, and included in churn, upon the commencement of the legal process to disconnect them, which occurs approximately 180 days from the due date of the unpaid bill. Pending disconnection, nonpaying postpaid subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers that do not activate a refill for three months are barred from making outgoing calls. If after three more months such subscribers do not activate a refill they are barred from receiving incoming calls. Upon termination of their rights to receive incoming calls, prepaid subscribers have one additional month in which to activate a refill before they are disconnected from our network. For the year ended December 31, 2002, we disconnected approximately 1.9 million subscribers and for the year ended December 31, 2002, our annual churn rate was approximately 12.9%. As a result of the continuing impact of our shorter disconnection process, the recent economic crisis in Turkey and the increase in competition in the mobile market in Turkey, we expect that our annual churn rate may increase in 2003.

Network

  Coverage

        Our network is designed to provide high-quality coverage to the majority of the population of Turkey throughout the areas in which they live, work and travel. The build-out of our network is now substantially complete, with coverage at December 31, 2002 of 100% of the Turkish population living in cities of 10,000 or more people. As of May 31, 2003, our network covers 99.26% of the Turkish population living in cities of 5000 or more. Coverage also includes substantially all of the Mediterranean and Aegean coastline. We meet the coverage requirements of our license.

        We have continued developing of our network in order to improve quality and expand capacity. In urban areas, we have increased coverage and capacity by placing network infrastructure in building sites (such as shopping malls, business complexes and entertainment centers). The highest coverage density has been achieved in the major urban areas, especially Istanbul.

        We have also expanded our GSM network to add capacity to existing service areas and to offer service to new areas, including improvement of the existing urban, suburban, and intercity road coverage.

  Network Infrastructure

        We have largely employed experienced internal personnel for network engineering and other design activities while employing Ericsson as our supplier for network infrastructure and as our partner in product/service development. Ericsson installs the base station cell site equipment and the switches on a turn-key basis, while subcontractors employed by Ericsson perform the actual site preparation.

        Our network consists of stand-alone home location registers or SHLRs, base station controllers or BSCs, combined mobile switch centers/visitor location registers or MSC/VLRs, service control points or

SCPs, and base transceiver stations or BTSs. BTSs are the fixed transmitter and receiver equipment in each cell, or coverage area of a single antenna, of a mobile communications network that communicates by radio signal with mobile telephones in the cell. Each BTS is connected to a BSC via leased lines and/or radio-relay links called "minilinks." The base station controllers monitor and control the base transmitter stations. It is possible to cascade the BTSs to each other, thereby realizing considerable cost savings in transmission.

        As of December 31, 2002, our network had the following characteristics:

  •
  29 Gateway mobile switching centers, or GMSCs, to direct the incoming and outgoing traffic to and from a fixed-line network as well as other mobile networks;

  •
  12 Tandem Exchanges to route mobile traffic within our network;

  •
  an aggregate of 98 MSCs and 139 BSCs to reroute calls to end users and to collect billing information for the calls;

  •
  25 SHLRs to maintain user data in the system and to manage security for the user and the handset data; and

  •
  7,390 active base station sites.

  Capacity

        We believe that we have sufficient bandwidth to serve our current and projected subscriber base and that we currently meet the capacity requirements of our license. To enhance the network capacity where congestion is a possibility, we intend to construct additional network sub-infrastructure, or implement technological advances that will permit bandwidths to be used more efficiently. A number of techniques are employed to increase the effective carrying capacity of a given allocation of spectrum. Beyond a certain point, however, it may become impracticable to apply these techniques in densely populated metropolitan areas for reasons of cost or technological limitations. The amount of spectrum currently allocated to our network may not be sufficient to accommodate the growth of our subscriber base. We may need to request from the Regulatory Authority additional spectrum in the 900 MHz band or the 1800 MHz band.

  Network Maintenance

        We have entered into several System Service Agreements with Ericsson Turkey. Under these agreements, Ericsson Turkey has agreed to service our GSM network, including hardware repair and replacement, software and system support services, consultation services and emergency services. Our subcontractors perform corrective and preventative maintenance of our radio network in the field, although Ericsson repairs all the network equipment. We also perform operation and maintenance of the switching network.

  Transmission Lines

        Most of our switches and our BTS units are currently in private sites where 2, 8, 34 or 155 Mbs leased lines are already available. To expand our network capacity, we are installing switches in our own buildings with Synchronous Digital Hierarchy (SDH) rings of leased lines to provide transmission connection. To expand our network coverage, we also install BTS units in private sites where leased lines are not readily available. Where these sites are used, we employ a High bit rate Digital Subscriber Line, or HDSL, link for distances of up to 2 km (from the BTS site to the nearest Turk Telekom location or another Turkcell site) or radio link equipment for longer distance BTS connections. In addition, we lease transmission lines and currently lease a national trunking backbone network. We are currently required under Turkish law and regulations to lease all of our transmission lines from Turk

Telekom primarily to the extent that Turk Telekom can satisfy our requirements. When Turk Telekom cannot meet our requirements, we are entitled to lease transmission lines from other available sources or establish our own. Turk Telekom's monopoly on providing transmission links is scheduled to end on December 31, 2003. However, the monopoly of Turk Telekom over these services may end earlier if the government's shareholding in Turk Telekom falls below 50%.

  Site Leasing

        Once a new coverage area has been identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites. In urban areas, typical sites are building faces and rooftops. In rural areas, masts and towers are usually constructed. Our technical staff also identifies the best means of connecting the base station to the network. Once a preferred site has been identified and the exact equipment configuration for that site decided, we begin the process of site leasing and obtaining necessary regulatory permits.

  Dropped Calls

        Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during the most congested hour of network traffic during the relevant time period to the traffic intensity in that congested hour. Using this industry standard for dropped calls, our monthly dropped call rate has decreased from 1.45 per erlang for December 2001 to 1.44 per erlang for December 2002. For May 2003, our dropped call rate decreased further to 1.37 per erlang.

  Services and Platforms

        Turkcell currently maintains an Intelligent Network which offers services such as Mobile Virtual Private Network and prepaid services. Our Intelligent Network consists of the following:

  •
  34 Control Points to control our services.

  •
  22 Service Data Points to maintain user-specific accounts.

  •
  Updated prepaid hardware and software, which is capable of handling approximately 17 million subscribers. It is possible to increase this capacity by installing new nodes.

  •
  Mobile Virtual Private Network system, which offers subscriptions to medium/large companies on a cost-effective tariff.

  •
  Short Message Service Center, or SMSC, consisting of four nodes with a total capacity of 3,000 messages per second.

  •
  WAP 3.0, providing both SMS circuit switched data and GPRS connection types (bearers) to Internet content, banking applications, and information services.

  •
  Prepaid administrative system (Large4) used for prepaid subscriber administration; 8 interactive voice recordings with 1920 voice trunk for prepaid recharge and account checking functions; and two separate service management application systems for service administration of prepaid and Mobile Virtual Private Network Services Control Points.

  •
  The Turkcell Voice Mail System is based on five nodes, which can accommodate up to 1.5 million subscribers. When a new message is received, it sends an SMS to the mailbox owner.

  •
  The Turkcell Uni-message platform, which provides the ability to access voice, fax, and e-mail messages from anywhere. It is possible to get new messages from the web, via e-mail or by fax machine. It also notifies subscribers about the new messages with SMS or e-mail.

  •
  Our Call Alert Service, which provides information to the called party about callers, calling time(s) and number of calls. Information is sent with SMS messages. The System can handle 60 calls simultaneously.

        In 2001, we fully launched General Packet Radio System (GPRS) services and as of December 31, 2002, we had 107,950 attached GPRS subscribers. At December 31, 2002, we can handle up to 230,000 simultaneous attached users. The other significant novelties of the services platforms are as follows:

  •
  Mobile positioning system infrastructure, which has been operational since September 2001 and provides location-based services such as car fleet management, tracking, and yellow pages.

  •
  Cell broadcast center infrastructure, which is utilization to provide location-based information like cell information and advertisements.

  •
  Our Over The Air (OTA) platform, which has the capacity to support five million active subscribers and supports SIM Tool Kit (STK) based services, which enable the operators to configure SIM card contents remotely.

  •
  GSM Point of Service (GSM PoS) infrastructure is used to handle credit card PoS applications through the GSM network. At the end of 2002, the capacity was 120 simultaneous transactions.

  •
  Welcome Platform is used for information services to international roamers in Turkey.

  •
  USSD Gateway are servers to facilitate user interactive operator services such as reverse charging and m-payment. At the end of 2002, the capacity was 500 messages per second.

  •
  Call Back Platforms enable enhanced voice services such as reverse charging. At the end of 2002, the capacity was 2,562 voice trunk. As of May 2003, we have 4,320 voice trunk.

Sales and Marketing

        We have developed a two-pronged sales and marketing strategy. First, we seek to concentrate on the primary point of mobile sales, the equipment dealer. Second, we seek to promote brand awareness in the general market.

  Sales of Mobile Services in Turkey

        In Turkey, independent equipment dealers serve as the primary point of mobile service sales. Subscribers generally must purchase a handset from a dealer to commence services. We do not sell handsets and do not expect to do so. Handsets are imported into Turkey by third party importers. Handsets need an activated SIM card to operate. We sell postpaid 8K SIM Cards at a price of approximately TL 5 million (equivalent to $3.55 at June 16, 2003) and 32K SIM Cards at a price of approximately TL 7 million (equivalent to $4.97 at June 16, 2003), as well as prepaid 8K starter packs at a price of approximately TL 21 million (equivalent to $14.91 at June 16, 2003) and 32K starter packs at a price of approximately TL 22.5 million (equivalent to $15.97 at June 16, 2003), directly to handset importers which distribute the SIM cards, along with handsets, to dealers. Some dealers only sell the handsets of a particular manufacturer, while other dealers carry a number of handset brands. Similarly, dealers may either sell handsets which utilize a specific GSM operator's service exclusively or offer prospective subscribers a choice of operators.

        At the dealer's shop, the subscriber chooses a handset and a GSM network provider. Turkcell exclusive dealers can activate a subscriber's service directly through the GSM operator's subscription office. As of May 29, 2003, we had nine subscription offices operating in major cities throughout Turkey.

        We deal primarily with six importers or distributors in Turkey, which account for the bulk of Turkish handset sales.

  Turkcell Sales Efforts

        We sell postpaid and prepaid services to subscribers through our distribution network, which is composed of distributors, exclusive and nonexclusive dealers and TurkcellExtra shops. We also sell prepaid scratch cards through newspaper kiosks operated by the Sabah Media Group. As of May 29, 2003, we had a nationwide network of approximately five exclusive handset dealers who sell only Turkcell services through a total of approximately 744 Turkcell exclusive dealers and have an online connection to our subscription services department. These exclusive dealers accounted for 73% of our new subscribers in 2002. There are approximately 5,049 subdealers who act as Turkcell Activation Points throughout Turkey where our basic services are offered. These subdealers operate both out of their own shops and through Turkcell exclusive dealers. This connection streamlines the activation process for subscribers.

        Turkcell exclusive dealers administer TurkcellExtra shops. Most of these shops are in popular shopping malls and on main streets. We have 146 TurkcellExtra shops in Turkey. TurkcellExtras create a relaxed, user-friendly environment where both existing and potential subscribers can have access to new products and services. Each TurkcellExtra shop has at least one Turkcell "service consultant," a highly educated person who presents our services in a professional way.

        Our services are also sold through non-exclusive dealers to a lesser extent. Our prepaid Muhabbet Kart services are sold exclusively through approximately 4,000 newspaper kiosks. We pay dealers an activation fee for new subscribers that the dealer obtains. Our exclusive dealers also receive additional fees based on performance. We have approximately 19,500 sales points for voucher cards. Of these sale points, approximately 4,500 points are digital scratch card points such as ATM, POS, kiosks, Call Center and Internet.

        As of May 29, 2003, the number of POS terminals had reached 1,512 points. 744 of these terminals are Turkcell Exclusive Dealers, 377 are subbranches of Turkcell Exclusive Dealers and 391 are authorized subdealers. These terminals enable subscribers to purchase refill cards and pay invoices by credit card. We have also started to sell digital counters through 1,397 Yapi Kredi Bankasi ATMs, 900 Pamukbank ATMs and 752 Garanti Bankasi ATMs as of May 29, 2003.

        We maintain a direct sales force composed of two groups: the Channel Management group and the Corporate Group. Channel Management consists of four groups: Field Sales and TurkcellExtra Customer Services; Channel Operations; Logistics and Sales Control; and Channel Performance and Planning.

        Field Sales and TurkcellExtra Customer Services and Channel Operations, through a variety of support and incentive programs, develop strong relationships with and promote brand loyalty among dealers. We provide various support and educational services for dealers, as well as social activities like football tournaments, dealer's family picnics and vacations, etc. The Channel Performance and Planning group educates dealers about the technical aspects of our products and services and provide sales training to increase sales and enhance customer relations. Since many dealers are small entrepreneurs with limited business experience, these seminars do not focus solely on us and our services, but typically include sessions designed to inform dealers about how to build and manage their businesses. We believe these programs have promoted loyalty among dealers and, in doing so, have contributed to our rapid growth.

        The corporate group, which includes sales account, product and project management, retention, acquisition, revenue and tariff management, and support groups, addresses large enterprises through direct account managers and small and medium enterprises (SMEs) with indirect sales channels through a corporate focused dealer organization. The group currently provides services to 520,000 corporate mobile users, 17% of which are employed by large enterprises and the remaining by SMEs. The main focus of our corporate segment is to provide large enterprises and SMEs with mobile services to meet their Business2Customer (B2C), Business2Business (B2B), Business2Employees (B2E) and Machine2Machine (M2M) communication requirements and supports these solutions with retention and acquisition programs and tariffs. The corporate group works closely with solution partners and application providers to integrate mobility into enterprises' operations. The corporate group also enables and promotes the partners to create new business opportunities in mobile communication based on subscriber needs.

  Advertising

        Our advertising efforts focus mainly on the quality and the reliability of our services. In the early stages of our operations, we promoted awareness of mobile communications, emphasizing mainly voice transmission. More recently, together with the introduction of more sophisticated products like GPRS and the increased demand for SMS-based services, our advertising efforts have focused on promoting the Turkcell corporate brand identity as the premier communications provider in Turkey and positioning the Turkcell brand as a subscriber-oriented service provider. In our advertisements, we promote our innovative new products as providing more freedom, convenience and quality of life. We follow a segmented approach to advertising, with specific campaigns targeting our key subscriber segments. We advertise through television, film, radio, outdoor, print media and field activities like the Turkcell "Road Show" and "Field Force" programs.

Subscriber Services

        A key part of our strategy is to provide premier subscriber services by working, thinking and acting in a subscriber-focused manner. To achieve this objective we provide our subscriber services through our Customer Relations Division, which is a part of our Marketing and Sales Department. Our goal is to develop and sustain a continuous relationship with the subscriber through tailored subscriber service and excellent value.

        Our Customer Relations Division was reorganized in 2002 to consist of eight units:

  •
  Contact Center Management Unit.

  •
  Self Service Channels.

  •
  Customer Service Management Unit.

  •
  Customer Solution Management Unit.

  •
  Billing and Archiving Unit.

  •
  Customer Process Improvement and System Support.

  •
  Training and Development Unit.

  •
  Fraud Detection and Prevention System Unit.

  Contact Center Management Unit

        Our call center offers 24 hour per day, seven day per week service through the sites in Istanbul and Izmir. Since July 1, 2000, the operation has been run by Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. ("Global"), one of our wholly owned subsidiaries. Turkcell Contact Center Management gives strategic direction to Global, monitors its performance and coordinates the service and development programs. The team consists of eighteen people in three sections: Customer Management, Service Management, and Quality.

        Based on our subscriber strategies, Global serves segmented subscribers in different ways and in different languages. In addition to the basic call center activities, Global also handles retention and acquisition programs. These programs are planned to be improved and expanded this year.

        Customer Service representatives are competent in more than one function and are computer literate; many are bilingual and/or university graduates. They receive different types of customer requests according to their skills.

        Our call centers answer around 90,000 calls per day. All of the subscriber contacts are evaluated in order to improve our products and services.

  Self Service Channels

        The Self Service Channels unit was formed in April 2003 in order to meet the increasing demand of self-service channel usage by our subscribers. The main goals of this unit are improving the subscriber experience through self-service channels, maximizing the value of the client relationship, decreasing the service cost per subscriber and providing seamless multi-channel integration.

        The Self Services Channels unit manages subscriber relations through the Internet, Digital TV, IVR, SMS, WAP, Kiosk, ATM and E-mail.

        In Turkey, we are the only operator to offer GSM applications to serve subscribers at home.

  Customer Service Management Unit

        Turkcell has five regional offices, which are located in three major cities throughout Turkey. These offices provide face-to-face service to subscribers, with 56 service agents.

        To widen our services and get closer to our subscribers, we have been switching the Turkcell Regional Office structure to the Turkcell Extra (selected and fully authorized Turkcell dealers) structure. Our goal is to put service points where our subscribers are, rather than where we are, by the end of 2003. As of April 2003, we had 143 Turkcell Extra shops and plan to reach 200 points by the end of 2003.

  Customer Solution Management Unit

        The Customer Solution Management unit consists of two groups, the first of which, the Customer Solution Center, serves our subscribers. The second one, Support Management, serves our dealer channel.

        Customer Solutions handles billing, technical, subscription and e-mail queries coming through our frontline subscriber interfaces such as the call center and service centers.

        Our center receives around 95,000 queries per month. All of the incoming queries are stored in our systems for further analysis, which drive the major changes and improvements in our subscriber processes and systems.

  Billing and Archiving Unit

        This unit deals with the accuracy and control of billing data and its subsequent transfer to Hobim, a Turkish printing company, which prints, mails and archives all of our subscriber invoices. For more information on our contract with Hobim, see "Item 7B. Related Party Transactions—Hobim Bilgi Islem Hizmetleri A.S. (Hobim)." Since March 2003, Turkcell has been using invoices as a marketing tool for increasing subscriber loyalty by printing invoices for our subscribers that include personalized information and messages. For premium users, colored and dynamic invoices are printed. As of April 2003, we had printed 16.4 million invoices, approximately 400,000 of which are colored.

Customer Process Improvement and System Support Unit

        The Customer Process Improvement and System Support unit consists primarily of two groups.

        The main objectives of the Customer Process Improvement group are to improve simple, safe and cost effective processes affecting both the subscriber and Turkcell, to participate in all projects within Turkcell to produce simple and effective processes, to inform subscriber touch points of information related to products and services, and to monitor and report results from Customer Relations Units.

        The main objectives of the Customer System Support group are to collect, update and analyze subscriber data, to develop new applications or improve the systems used by Customer Relations Units according to subscriber and user needs, and to define user profiles and give technical support to reporting groups.

Training and Development Unit

        The Training and Development Unit designs and implements service and product, work process, software, mobile technology and orientation training for all regional offices, authorized dealers, call center agents and supervisors. The unit ensures that information about our services and products delivered to our service centers is correct, up to date and delivered in a timely manner. With 17 members, the Training and Development unit trained 7,270 employees through April 2003.

Fraud Detection and Prevention Unit

        The Fraud Detection and Prevention unit is responsible for protecting us from fraudulent attacks or abuse with a team of 20 members. This unit uses many methods to control fraud and minimize our fraud-related losses. In addition, this unit analyses fraud risks for new products and services and calculates risk assessments for such products and services. This unit also investigates suspected fraud cases and develops new techniques to decrease the risk of recurrence.

Billing and Collection

  Billing

        We use the Business Support and Control System, or BSCS, to manage our billing system. The BSCS, developed by Schlumberger, a multinational entity, is an integrated application software used to support and control our GSM business. After the award of our license, we instituted a system of preparing invoices for one-third of our subscribers on each of three weekends every month. The invoices are generated on the BSCS.

        Under the BSCS, billing cycles can be adjusted according to our needs. The BSCS also provides several options for adapting a bill to meet the preferences of subscribers. Our current BSCS capacity of 10.0 million subscribers, which is more than adequate to manage the billing system for our 4.7 million postpaid subscribers, can be increased, if necessary, by additional hardware capacity and licensing.

        We upgraded the software for the BSCS to the most recent version. This version provides GPRS and content-billing capability.

        The BSCS billing system has been upgraded to handle all on-line queries more rapidly. It is now possible for us to activate up to 40,000 postpaid subscribers per hour. The collection system has also been separated from the billing system. The system processes an average of 200,000 bills per hour.

        We have entered into an Invoice Printing Agreement with Hobim, a Turkish printing company, which is our sole contractor for the printing, mailing and archiving of subscribers' invoices. Hobim mails our invoices on our behalf, including detailed invoices requested by some subscribers. Hobim purchased additional printing and mailing equipment to serve our growing bill distribution requirements. See "Item 7B. Related Party Transactions—Hobim Bilgi Islem Hizmetleri A.S. (Hobim)."

  Collection

        We have formed a collection department with eight teams: post-paid collections and reconciliation; prepaid collections and reconciliation; credit control; risk management; legal execution operations and control; international billing and collections; interconnection and license; and company income.

Post-paid Collections and Reconciliation

        The aim of the post-paid collections and reconciliations team is to oversee our collection process. This involves auditing, reporting daily operations and solving collection related problems.

        We have entered into agreements with eighteen banks pursuant to which subscribers pay their bills. Fifteen of these banks are working online with us through an online network connecting us and the banks. The percentage of our collections from these banks is 88%. All of the banks that we are working with will be connected to our online network until the end of 2003.

        In order to facilitate subscriber payments and collections, we have developed a variety of payment alternatives:

  •
  Direct debit

  •
  Electronic payment (ATM, telephone, Internet and WAP banking)

  •
  Manual payment (cash)

  •
  Credit card (Turkcell credit card and other credit cards, mail order)

        In addition to these alternatives, cash collections from our subscription centers have been operational since October 2001.

Pre-paid Collections and Reconciliation

        The aim of this team is to oversee the collection mechanisms of prepaid recharging through alternative sales channels. These alternatives channels are:

  •
  POS terminals

  •
  ATMs

  •
  Internet

  •
  Kiosks

  •
  Digital television platform

  •
  WAP

Credit Control

        Since August 2001 we have been using credit control techniques that will enable us to segment our subscribers according to their bill payment history. With this segmentation it is now possible to impose different collection actions to each segmented group of subscribers. We began differentiating collection actions in October 2001. We will be practicing segmentation of subscribers at the time of subscription in the upcoming months, which will enable a more accurate credit control for the new subscriptions.

Risk Management

        The aim of this team is to audit and report our total risk concerning the collection process and to take necessary preventive actions in order to control this risk.

Legal Execution Operations and Control

        This team provides means to increase collection from debtor subscribers through legal proceedings against subscribers that do not pay their bills. We work with 38 lawyers who commence and manage legal proceedings against debtor subscribers, on an online network specific to legal follow-up.

International Billing and Collections

        This team operates our billing and collection processes resulting from roaming calls for 321 operators in 136 countries as of June 16, 2003.

Interconnection and License

        The interconnection and license team is responsible for the management of our financial relations, including interoperator billing and collections, regarding interconnection agreements between us and other local GSM operators and government institutions.

Company Income

        The company income team is in charge of calculating, analyzing and reporting our income in a manner consistent with regulations from different local and international financial authorities and calculating, paying and bookkeeping income related taxes to local government.

International Operations

        A component of our strategy has been to become a regional GSM operator. International expansion and particularly continued strong operations in countries in which we are currently present is important to us. We believe these operations will provide additional value to us in the future and will continue to serve an important role in our goal to be the dominant GSM operator in the region.

        While continued improvement of our current operations is a key priority, we may further expand and increase our presence in key markets in the region such as the Commonwealth of Independent States (C.I.S.), the Russian Federation, Eastern Europe, the Middle East, and North Africa. We intend not only to transfer our technological know-how and marketing expertise, but also to maximize economies of scale and group synergy. As global competition increases in the telecommunications industry, companies need to evaluate opportunities for "intelligent expansion" within their geographic region to ensure development of new business lines and create synergies with existing ones.

  Fintur

        In order to facilitate the diversification of our telecommunications business and the development of additional telecommunications services using advanced technologies, such as Digital television and Internet services, we formed a holding company in 2000 to hold many of our non-GSM and international GSM investments. The holding company, Fintur, was owned jointly with some of our principal shareholders. Prior to the subsequent restructuring in 2002, we owned 25% of Fintur. The remaining equity of Fintur was owned by Sonera Holding B.V., Cukurova Holding A.S., Cukurova Investments N.V., Yapi ve Kredi Bankasi A.S. and Yapi Kredi Holding B.V. Fintur currently holds our entire interest in our international GSM investments other than our Northern Cyprus operations.

        The paid-in capital of Fintur was increased from €386 million to €540 million in March 2001. Fintur's board proposed to its shareholders on June 8, 2001, to increase its authorized paid-in capital by €75 million. We and Sonera Holding B.V., both Fintur shareholders, paid $23.3 million and $17.3 million, respectively, as advance capital payments, although no new shares will be issued by Fintur.

        During 2002, Fintur restructured its two business divisions, the international GSM businesses and the technology businesses. Under the restructuring agreement, we bought 16.45% of Fintur's international GSM businesses from the Cukurova Group, increasing our stake in the business to 41.45%. Simultaneously, Fintur sold its entire interest in its technology businesses to the Cukurova Group. We paid a total of $70.7 million to the Cukurova Group. We believe that the reorganization of Fintur will enable us to focus on our core mobile business and provide opportunities for future growth since these GSM operations are located in countries with low mobile penetration rates. There are certain risks related to the reorganization of Fintur, as well as our investment in Fintur, which are discussed in "Item 3D. Risk Factors."

        Below is a description of the businesses currently held by Fintur.

Azercell

        Fintur indirectly owns 51% of Azercell Telekom B.M., or Azercell, which offers GSM services on both a prepaid and a postpaid basis in Azerbaijan. As of December 31, 2002, Azercell had approximately 45,000 postpaid and 623,050 prepaid subscribers. Azercell provides service covering all cities of Azerbaijan, encompassing approximately 95% of the country's population. Azercell currently has roaming agreements with 146 operators in 72 countries. Azercell has a majority interest in Azeronline Ltd. ("Azeronline"), the leading Internet Service Provider ("ISP") in Azerbaijan. Azeronline was established as a limited liability enterprise in December 1999 and is owned 51% by Azercell.

Geocell

        Fintur indirectly owns 83.2% of Geocell Ltd., or Geocell, which operates a GSM network and offers mobile telephony services in Georgia. As of December 31, 2002, Geocell had approximately 200,000 subscribers. The Geocell network currently covers approximately 90% of Georgia's population. Geocell has entered into roaming agreements with 243 operators in 104 countries.

GSM Kazakhstan

        Fintur owns 51% of GSM Kazakhstan, along with Kazakhtelekom, the Kazakhstan monopoly fixed-line operator, which owns 49%. GSM Kazakhstan offers mobile telephony services in Kazakhstan and had approximately 615,000 subscribers as of December 31, 2002, of which approximately 21,000 were postpaid, approximately 130,000 were paid-in-advance subscribers that had postpaid services but pay in advance and approximately 465,000 are prepaid. GSM Kazakhstan has a nationwide GSM license, which was granted on June 8, 1998, for a term of 15 years. GSM Kazakhstan currently has roaming agreements with 187 operators in 86 countries.

Moldcell

        At December 31, 2002, Fintur directly and indirectly owned 77%, and currently owns 100% of Moldcell S.A., or Moldcell, which offers GSM services in Moldova. Moldcell was incorporated in Moldova in October 1999 as a joint venture between us and Accent Electronic SA, a Moldovan entity. Subsequently, we transferred our interests in Moldcell to Fintur. In March 2003, all of Accent Electronic's shares were purchased by Fintur. Moldcell received a license to operate a GSM network in Moldova in November 5, 1999. The license is valid for 15 years. Moldcell commenced GSM operations in April 2000. As of December 31, 2002, Moldcell had 132,335 subscribers.

  Our Northern Cyprus Operations

KKTCell

        On March 25, 1999, we established Kibris Mobile Telekomunikasyon Limited Sirketi, or Kuzey Kibris Turkcell (KKTCell), a 100% owned subsidiary of Turkcell, to operate a GSM network in Northern Cyprus, and it entered into a revenue sharing agreement with the government of the Republic of Northern Cyprus. KKTCell began its operations in July 1999, three years after the incumbent mobile operator. As of December 31, 2002, KKTCell had 72,014 subscribers. The share capital of KKTCell is TL 16.9 trillion (approximately $26 million at December 31, 2002). The capital was mainly used to purchase equipment and expand the network. KKTCell operates under a revenue sharing agreement with the government of Northern Cyprus, which provides for an equal division of collected revenues between KKTCell and the government. The revenue sharing agreement also provides that to the extent that collected revenues are less than 95% of accrued revenues, the difference between the accrued revenues and collected revenues shall be divided equally. The revenue sharing agreement terminates automatically at the end of ten years and six months from March 25, 1999.

Kibrisonline

        Kibrisonline was established as a limited liability enterprise on July 10, 2000, and commenced its operations on January 10, 2001. In addition to providing Internet access, Kibrisonline also provides content and e-commerce capabilities to individual and corporate clients. As of December 31, 2002, KKTCell holds a 60% interest in Kibrisonline and the remaining 40% is owned by the local partner Airtech Limited.

Other Domestic Operations

  Global

        On October 1, 1999, we established Global in order to provide telemarketing, telesales, directory assistance and call center services especially for us. As of December 31, 2002, Global employs 85 employees in Superonline's customer care services, 1,203 employees in our directory assistance service and 215 employees in Digital Platform's customer care and telemarketing services. We own 99.89% of Global.

  Turktell

        On June 13, 2000, we established Turktell Bilisim Servisleri A.S., or Turktell, a 99.95% owned subsidiary, to provide and manage marketing activities for the services developed by us or our group companies and to act as a venture capital company for new projects for our group companies. Turktell will participate in the marketing of all joint ventures related to content, e-commerce and B2B, or business-to-business.

  Bilisim ve Egitim Teknolojileri A.S. (Bilisim)

        Bilisim ve Egitim Teknolojileri A.S. (Bilisim), established on July 24, 2000, was incorporated to provide educational services over the Internet. On March 13, 2003, Bilisim signed a "Joint Management" agreement with Reysas Sanatsal Gosteri Merkezi ve Turizm A.S. to cooperate regarding the management of a show tent called Mydonose Showland located at the CNR fairground and to organize shows and joint activities in this show tent.

  Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (Inteltek)

        Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (Inteltek), established on April 6, 2001, was incorporated to search for business opportunities on multimedia platforms. Inteltek has a new project on installation and management of the infrastructure of sports betting activities under the license obtained from Genclik ve Spor Genel Mudurlugu.

  Mapco Internet ve Iletisim Altyapi Hizmetleri A.S. (Mapco)

        Mapco Internet ve Iletisim Altyapi Hizmetleri A.S. was incorporated to provide Internet services through any means of wireless communication. The company merged with Platco Internet ve Iletisim Altyapi Hizmetleri A.S. having identical ownership structures on December 26, 2001 under the legal structure of Mapco. Mapco became responsible for managing the new multifunctional mobile service platform, Shubuo, in June 2003.

Regulation of the Turkish Telecommunications Industry

  Overview

        All telecommunications activity in Turkey is currently regulated by the Ministry of Transportation and the Telecommunications Authority. The Telegram and Telephone Law No. 406, dated February 4, 1924, known as the Telecommunications Law, as amended in 1994, 1995, 1996, 2000 and 2001, is the principal law governing telecommunications activity in Turkey. The Wireless Law No. 2813, as amended, and Ministry of Transportation Law No. 3348, as amended, also include provisions relating to telecommunications in Turkey.

        Before 1994, the Post and Telephone and Telegram Administration, or PTT, operated the telecommunications industry in Turkey under a monopoly as a state economic enterprise. The 1994 amendments to the Telecommunications Law split the PTT into two separate bodies: the Directorate of Postal and Telegram Services, providing postal and telegram services, and Turk Telekom, providing telecommunications services. Amendments made in 2000 and 2001 to the Telecommunications Law are intended to modernize and reform the legal and institutional framework relating to the provision of telecommunications infrastructure and service in Turkey.

        The principal changes introduced in 2000 include:

  •
  changing the legal status of Turk Telekom from a State Economic Enterprise to a private company so that Turk Telekom will be similar to an autonomous company after privatization, with government influence minimized to its capacity as a shareholder and as a policy maker;

  •
  establishing an independent regulator, the Telecommunications Authority, as a separate legal entity having administrative and financial autonomy;

  •
  changing the status of certain of Turk Telekom's employees from civil servants to private employees; and

  •
  providing a clear and transparent telecommunications framework, including an authorization agreement for Turk Telekom.

        With these changes introduced in 2000, Turk Telekom's legal relationship with the government has been radically restructured and the government's interference and influence over Turk Telekom's operations and investments has been removed by taking Turk Telekom out of the scope of the legal regime governing State Economic Enterprises. These changes are intended to enable Turk Telekom to operate as a private company at all levels of operation.

        With the 2001 changes described in Amending Law No. 4673, or the Amending Law, except for the provision of the "golden share" discussed below, all shares of Turk Telekom can be sold to private investors, provided that foreign individuals or entities cannot own, directly or indirectly, more than 45% of the total share capital of Turk Telekom or hold management control. The golden share, which gives the Turkish government the right to veto issues related to national security and defense, will be exercised by the Turkish Treasury via one seat on Turk Telekom's board.

        Under the Telecommunications Law, Turk Telekom is the monopoly provider of national and international voice telephone services including the establishment and management of all infrastructure (excluding the telecommunications infrastructure required to be established by the business enterprises in the concession agreements or telecommunications licenses or general permits related to the telecommunication services and personal telecommunications premises) until December 31, 2003, subject to some limitations. However, Turk Telekom will lose its monopoly in all fields when the government's shareholding in Turk Telekom drops below 50%, even if it is before the 2003 deadline. Upon the expiration of Turk Telekom's monopoly, other companies may be authorized to provide telecommunications services and operate infrastructure upon the Telecommunications Authority's approval. Value-added telecommunications services, including GSM services, may be provided by capital companies incorporated in Turkey that duly conclude a concession agreement or obtain a telecommunications license or general permission under the provisions of the Telecommunications Law and the Telecommunications Services Regulation. Some services can only be carried out by an operator through a concession agreement to be concluded with the Telecommunications Authority.

        As per the changes introduced by the Amending Law, the authority to grant licenses and set fees in the telecommunications sector has been transferred to the Telecommunications Authority. However, the Council of Ministers shall, upon the proposal of the Ministry of Transportation, approve any plans providing for the authorization of telecommunications services, which are subject to concession agreements, or infrastructure for the same type of services by third parties. Such services include value-added telecommunications services, to be carried out by a limited number of operators, including the allocation of scarce resources such as frequency, orbit position and numbering services necessitating particular rights and obligations specific to each operator. Other value-added telecommunications services may be carried out by private sector companies through obtaining a telecommunications license or general permission from the Telecommunications Authority without executing any concession agreement. Under the current legal regime, mobile telecommunications services are provided on the basis of concession agreements granting a license for the construction and operation of a GSM system. The Telecommunications Authority is authorized to enact regulations to set out the necessary qualifications required from operators, including terms and detailed conditions relating to the issuance of licenses, or general permissions and the conditions for execution of concession agreements.

        The Telecommunications Authority was established as an independent telecommunications regulator with financial and administrative independence by amendments to the Telecommunications Law in 2000. The Telecommunications Authority was formed on March 23, 2000, and its duties and activities are regulated under the Regulation on Structure, Duties and Working Procedures and Principles of Telecommunications Authority, or the Regulation, that became effective on February 17, 2001, to be valid as of August 15, 2000, and amended in January and April 2002. Pursuant to the Regulation, the Telecommunications Authority's executive board, whose tenure shall be five years, is composed of five persons, one president and four members, all to be appointed by the Council of Ministers from among the nominees provided by the Ministry of Transportation, the telecommunications industry, the Ministry of Industry and Trade, and the Association of Exchanges and Business Chambers. The responsibilities of the Telecommunications Authority include, among others:

  •
  to prepare and submit to the Ministry of Transportation the necessary plans in the fields of telecommunications within the framework of the principles set out in the Telecommunications Law, to supervise the activities of the other relevant public entities and establishments and private law persons in these fields;

  •
  to monitor and ensure compliance by operators, including Turk Telekom, with their concessions, licenses and permission terms and conditions and, if necessary, to impose fines up to 3% of the previous year's turnover of the operator, in case of violation of rules;

  •
  to transfer the premises upon compensation and to terminate the license agreements, concession or permission in case of gross negligence;

  •
  to plan, allocate and register frequencies, where necessary, in cooperation with international organizations;

  •
  to issue regulations and enact other administrative acts;

  •
  to determine general criteria relating to tariffs and other contractual conditions applicable to users of telecommunications services and for interconnection between telecommunications networks;

  •
  to review and evaluate, and approve, if necessary, tariffs and inspect their implementation;

  •
  to publish standard interconnection reference tariffs;

  •
  to determine rules and procedures relating to technical issues and criteria applicable to tariffs;

  •
  to provide an opinion to the Ministry of Transportation regarding international agreements relating to the Turkish telecommunications sector;

  •
  to scrutinize activities in contradiction of fair competition and to provide opinions to the Competition Board concerning investigations, including mergers and acquisitions, of companies standing in the telecommunications sector;

  •
  to take measures regarding the agreements on standard reference tariffs, network interconnections and roaming to prevent unfair competition while providing telecommunications services and operating infrastructure and, if necessary, apply to the Competition Board;

  •
  to take measures to prevent unauthorized transmissions and interferences and to take precautions to protect consumer rights; and

  •
  to initiate conciliation or mediation procedures between parties who cannot agree on interconnection agreements.

        The Amending Law passed in May 2001 has broadened the responsibilities of the Telecommunications Authority. Pursuant to the Amending Law, responsibilities formerly exercised by the Ministry of Transportation regarding concluding concession agreements, issuing telecommunications licenses or general authorizations have been transferred to the Telecommunications Authority.

        Among other things, the 2002 amendments to the Regulation modified the working principles and procedures of the Telecommunications Authority. As a result, the Telecommunications Authority is authorized to solicit the opinions of market participants via its website when it drafts legislation, requiring operators and other parties to submit their comments and opinions on draft legislation within a specified time. With respect to examination and investigation, the Telecommunications Authority is entitled to conduct a pre-examination to determine whether or not any further investigation is necessary and the principles for the conduct of such investigation thereafter. A decision rendered by the Telecommunications Authority as a result of the investigation can be subject to judicial review, although appeal to a court does not hinder execution of the decision unless the court issues an injunction.

        The Telecommunications Law sets out, among other things, legal principles and broad policy lines. The general principles and broad policy lines set out in the Telecommunications Law include, without limitation:

  •
  equal treatment of consumers and other telecommunications service providers under similar conditions and accessibility of services by everyone under equal conditions;

  •
  promotion of affordable access by every person to telecommunications services;

  •
  compliance with clearly articulated service quality standards; and

  •
  reflection of the costs of investments and operations and a reasonable profit, to the extent possible, in the tariffs for services provided, including tariffs for interconnection and leased lines.

        Further, the Telecommunications Law specifies general rules and principles relating to interconnection. Turk Telekom and other operators to be determined by the Telecommunications Authority are required to satisfy requests of other operators concerning interconnections of such other operators' networks to their networks. Interconnection, including tariffs demanded for such connection, is required to be on objective, equal, transparent and non-discriminatory terms and on conditions to be agreed upon between the parties and on the basis of cost and reasonable profit. Agreements to be entered into for interconnection between the operators will be publicly available at the Telecommunications Authority, provided that necessary precautions will be taken by the Telecommunications Authority to protect commercial secrets of the parties.

        In line with the obligation of the operators to satisfy national roaming requests of other operators, the Telecommunications Authority published a Regulation on Principles and Procedures of National Roaming Agreements on March 8, 2002. As a general principle, mobile telecommunications and data operators or operators of other services and infrastructure are entitled to enter into national roaming agreements, provided that those agreements are not contrary to applicable law, general authorizations, telecommunications licenses and the regulations issued by the Telecommunications Authority. However, such mobile telecommunications and data operators or operators of other services and infrastructure are obliged to satisfy reasonable, economically proportionate and technically possible national roaming requests of other operators in the same field in order to facilitate use of the requesting operator's customer equipment on their telecommunications system. In case the parties do not conclude a national roaming agreement, the Telecommunications Authority shall apply principles and procedures defined in the Regulation. Moreover, should an operator fail to fulfill its national roaming obligations under the Regulation, or should it interrupt such service without justification, the Telecommunications Authority may impose an administrative fine of between 1% and 3% of the operator's turnover for the preceding year.

        The Regulation establishes the following principles governing national roaming agreements:

  •
  promotion of practices enabling access by every person to telecommunications services and infrastructure at affordable prices, and providing new offerings in the market and a wider range of telecommunications services to customers;

  •
  non-discrimination among subscribers, users and operators having equal qualifications, and accessibility of services by every similarly situated customer, unless otherwise required by objective reasons;

  •
  application of principles of qualitative and quantitative continuity, reliability, productivity, clarity, transparency and efficient use of sources, unless otherwise required by law or necessitated by objective reasons;

  •
  establishment and protection of free competition in the provision of telecommunications services and operation of infrastructure;

  •
  compatibility of telecommunications systems in accordance with international norms, and maintenance of the integrity of the public telecommunications network;

  •
  reflection in the prices charged for telecommunications services of the investment and operation costs, relevant share of general costs, depreciation, and a reasonable profit, to the extent possible;

  •
  establishing a transparent, clear and non-discriminatory balance among the legitimate interests of the parties;

  •
  ensuring that no discrimination between the subscribers of the operator who requested the national roaming (Requesting Operator) and the operator from whom national roaming is requested (Requested Operator) is applied as to service quality; and

  •
  ensuring that no attempt is made by the Requested Operator through the service provided to acquire the Requesting Operator's subscribers.

        Under the Telecommunications Law, the legal basis of price regulation is set out by way of general rules and principles, leaving the detailed rules and enforcement to the Telecommunications Authority pursuant to the Telecommunications Law. The operators are entitled to freely determine the tariffs in accordance with the relevant legislation, regulations of the Telecommunications Authority and the provisions of the concession agreements, licenses and general permissions, as applicable. In some cases set out in the Telecommunications Law, the Telecommunications Authority is authorized to determine the methods of calculation and caps of tariffs, including line rentals, through regulations. In making that determination, the Telecommunications Authority will take into account the terms and conditions of the concession agreements, licenses and general permissions in compliance with the guidelines set out in the Telecommunications Law. These guidelines require, among other things, that tariffs should be fair and should not involve any undue discrimination without justified reasons against persons under the same circumstances. They also require that international agreements to which Turkey is a party and the recommendations of international institutions should be taken into consideration in the determination of tariffs.

        The Telecommunications Authority passed the "Tariff Regulation" on August 28, 2001, which sets out the principles and procedures to be applied for the approval and the audit of the tariff to be applied to the telecommunications services if it is determined that a business enterprise: (i) is a legal or a de facto monopoly; or (ii) is in a dominant position in the relevant service or geographic market; or (iii) has an active market power. In case it is determined by the Telecommunications Authority that the business activities are within the scope of such Regulation, the tariffs should be submitted to the Telecommunications Authority for approval. The tariffs would be based on the cost of efficient service provision method and should not include extreme prices incurred as a result of efficient market power of the business enterprise or any price discounts intended to restrain competition in the market. Also, such tariff should not result in discrimination among users who benefit from the same or similar telecommunications services. The Telecommunications Authority applies these principles to both the cost of efficient service provision and price cap methods while granting the approval or auditing the tariffs.

        The Telecommunications Authority issued the Regulation on the Principles and Procedures of GSM Telephone Subscription in September 2002. The Regulation sets forth the principles applied to the relationship between GSM operators like Turkcell and their subscribers, and specifically deals with termination of subscription. Under the Regulation, subscribers desiring to terminate their subscription agreement must notify a fully authorized retailer of their GSM operator in writing or the GSM operator through the Internet, or by calling the operator's customer services unit. The GSM operator deactivates the subscriber's line on the date of notification. If notification of termination is performed through the Internet or via the GSM operator's customer services unit, the subscriber is obliged to notify the fully authorized retailer in writing within 10 days. Notifications duly performed are concluded within 7 days of the notification, and termination of subscription is confirmed in writing to the subscriber within that same period.

        The Telecommunications Authority may grant licenses to capital companies to operate value-added telecommunications services, including mobile telephone services, paging, data network, intelligent network, cable television, pay phones, satellite systems and directory publishing. The Council of Ministers must approve minimum license fees proposed by the Telecommunications Authority pursuant to the Amending Law.

        The Telecommunications Authority issued the Regulation on Administrative Fines to be Imposed on the Operators on August 1, 2002, setting out applicable rules in case the operators do not comply with the provisions of the legislation, concession agreements, telecommunications license or general authorization. The Regulation authorizes the Telecommunications Authority to impose fines in case an operator: submits incorrect or misleading documents; fails to submit documents as requested by the Telecommunications Authority; does not timely submit such documents; does not permit inspection or audit to be made by the Telecommunications Authority; uses unpermitted equipment or equipment not complying with standards; alters technical features of equipment; or does not pay fees arising from its use of license and frequencies or does not comply with the provisions of concession agreements, telecommunications licenses and general authorizations or the legislation (e.g., if the operator applies cross subvention among the services provided, does not inform the Telecommunications Authority of tariff amendments, violates interconnection or roaming obligations, does not provide the required minimum service, etc.). Applicable administrative fines for the prohibited acts range from 0.1% up to 3% of the operator's turnover for the preceding year.

  Turkish Competition Law and the Competition Authority

        As part of Turkey's commitments to the EU and as a requirement of the Turkish Constitution, on December 7, 1994, the Turkish Parliament enacted Law No. 4054 on the Protection of Competition (the "Competition Law").

        The Competition Law envisages the establishment of the Competition Board, which was established in March 1997 and began to function effectively through the end of 1997. The Competition Board, consisting of 11 members who are appointed for a term of six years, is an autonomous authority and has administrative and financial independence. It is independent in carrying out its tasks to ensure the enforcement of the Competition Law and to provide an effective functioning competition in the markets for goods and services.

        The Competition Board, among others, is entitled to carry out investigations, evaluate requests for exemptions, monitor the market, assesses mergers and acquisitions, submit views to the Ministry of Industry and Trade and perform other tasks stipulated by the Competition Law. Pursuant to the Amending Law passed in May 2001, the Telecommunications Authority is entitled to apply to the Competition Board in case it determines that agreements regarding standard reference tariffs, network interconnection and roaming violate provisions of the Competition Law.

  Powers and Functions of the Competition Board

        The Competition Board is empowered to start investigation of any violation of the Competition Law either on its own initiative or following a request by the Ministry of Industry and Trade. Furthermore, any individual or legal entity having a legitimate interest may file a complaint with the Competition Board. Upon determination of any violation, the Competition Board may take necessary measures for the termination of the violation and may impose administrative fines on those who are liable for such prohibited practices.

        The Competition Board has the power:

  •
  to review the applications for exemption and negative clearances;

  •
  to consent to mergers and acquisitions requests;

  •
  to issue implementation regulations;

  •
  to opine on the modifications to be made in competition legislation; and

  •
  to impose penalty payments.

        The Telecommunications Authority and the Competition Board entered into a Protocol on Cooperation in September 2002 to cooperate on legal actions and attitudes regarding measures, detections, regulations and inspections that affect competition conditions and the extension of competition in the telecommunications sector within the boundaries of the Republic of Turkey. By such means, they aim to handle issues more effectively while establishing and maintaining a free and sound competition environment in the telecommunications sector, to prevent controversial and/or misleading statements by delivering the complaints or statements of the operators to one or both of them, and to provide harmonization in the interpretations of the related legislations and concepts and to enable mutual cooperation and information transfer. They agreed that a Coordination Committee be established and have quarterly meetings. Additionally, they agreed to submit reports to each other regarding the inspections rendered by any of the parties in the telecommunications sector; furthermore, each of them to whom such inspection report is submitted is to provide its written opinion on the issue within 30 days. They also agreed to cooperate in matters of mergers and acquisitions, negative clearance and exemption applications, declarations of dominant position in the market and concession agreement specifications in relation to the telecommunications market.

  GSM Licensure in Turkey

        Under the Telecommunications Law as at the end of 2000, the Ministry of Transportation was entitled to grant licenses and general authorizations or conclude concession agreements with private capital companies for value-added telecommunications services, including GSM systems. This authority was transferred to the Telecommunications Authority in May 2001 pursuant to the changes to the Telecommunications Law.

        In accordance with the Amending Law, the Telecommunications Authority and the operators who as of the Amending Law either held a license or operate under concession agreements were entitled to renegotiate their agreements within one month following the effective date of the Amending Law, which was passed on May 23, 2001, in accordance with the Telecommunications Law and the regulations of the Telecommunications Authority. The Telecommunications Authority was required to consult with the Turkish Treasury with respect to the Turkish Treasury's share of the ongoing license fee provisions. If no agreement was reached at the end of this one-month period, the operators were required to renew their agreement with the Telecommunications Authority within one month following the end of the first one month period, provided that rights and liabilities included in the present agreements were preserved. The renewed license or concession agreements were subject to prior review by the Danistay before execution. If no renewal was made, the Telecommunications Authority might have exercised its rights pursuant to the Telecommunications Law, which include the imposition of penalties up to 3% of an operator's annual turnover or takeover of an operator's facilities. As a result of the renegotiations with the Telecommunications Authority, we have signed the renewed concession agreement regarding our license on February 13, 2002. The major provisions of the renewed agreement are identical to those in the concession agreement we had signed with the Ministry of Transportation in 1998. However, unlike the first concession agreement dated 1998, the renewed agreement provides that a monthly payment of 15% over our gross revenue to be paid to the Treasury shall be subject to the legal interest rate. In case such payments are not duly paid twice in any given year, a penalty sum in an amount equal to triple the last monthly payment shall be payable to the Treasury. We are also obliged to pay annual contributions to the Telecommunications Authority's expenses in an amount equal to 0.35% of our net revenues. Finally, an article concerning the protection of users' ('subscribers') rights and another new article concerning arbitration for settlement of disputes are included in the renewed concession agreement.

        Under the Telecommunications Law, on March 28, 2001 the Ministry of Transportation issued the Telecommunications Services Regulation, which has replaced the Value Added Telecommunications Services Regulation, together with seven annexes, one containing specific provisions relating to GSM services and the others relating to, among other things, Internet services, GMPCS mobile telecommunications services and wireless services (the "Telecommunications Services Regulation"). The Telecommunications Services Regulation specifically addresses GSM mobile service and sets forth provisions applicable to GSM licenses.

        Under the Telecommunications Law, a license for value added telecommunications services may be granted for a period not to exceed 49 years. The Telecommunications Services Regulation reduced the period to 25 years for telecommunications services not rendered under general authorization, such as GSM services. A GSM licensee is subject to the Telecommunications Authority's right to suspend or terminate operations by the licensee on the grounds of security, public benefit, national defense or to comply with any international treaties. Under the Telecommunications Law, suspension or takeover of the facilities under these circumstances is subject to the payment of compensation to the operator. The Telecommunications Authority may inspect and regulate the licensee and nullify its license if the licensee materially fails to comply with the terms of its license. For example, the Amending Law provides that the Telecommunications Authority's right to nullify a concession, license or general permission may be exercised by the Telecommunications Authority in the case of gross negligence of the operator.

        The Telecommunications Services Regulation governs the terms of license agreements and provides that the Telecommunications Authority may supervise the activities of licensed operators of valued-added services, approve the transfer of licenses to third parties, ensure continuation of services in the event of cancellation of a license and approve the investment plans submitted by licensees.

        The Telecommunications Authority is authorized to require the operator to modify tariffs if and to the extent necessary to promote fair competition or the public interest. In addition, the Telecommunications Authority may terminate our license in cases of gross negligence. Pursuant to the Telecommunication Services Regulation, concessions, licenses or general authorizations shall specify the termination events, such as an operator's failure to comply, either partially or in its entirety, with the terms of its licenses or with relevant legislation, and include liquidated damages.

        Upon the expiry of a license, including termination, the facilities and immovables of the licensee relating to the value-added services will be transferred by the licensee in accordance with the license agreement.

        Under the Telecommunications Services Regulation, the licensee is responsible for installing telecommunications equipment in conformance with international signalization systems and numbering plans. Further, the licensee is obligated to make those investments which are necessary to offer the licensed service. These obligations include design of the service, the making of financial investments and the installation and operation of the facility required for the service. Licensees are allowed to determine the prices for services, subject to the regulations of the Telecommunications Authority. Copies of the tariffs are required to be made available to the public and to customers.

        Finally, the Telecommunications Services Regulations imposes obligations on Turk Telekom during its monopoly period (i.e. until December 31, 2003). In exchange for a fee and subject to availability, value-added licensees may use the premises, systems, buildings and facilities of Turk Telekom. Operators must lease transmission equipment from Turk Telekom if available and pay a fee for those leases. If leased lines are not made available by Turk Telekom, the licensee may, with the permission of the Telecommunications Authority, install its own transmission lines.

        Pursuant to the License Regulations, operators are obliged, upon request by customers, to keep confidential all personal data of customers. Necessary precautions have to be taken by the operators to abide by customers' requests that their personal data do not appear in customer directories or inquiry services.

        The Telecommunications Authority passed a regulation on February 4, 2002, "Regulation on the Method and Principles Relating to the Issuance of Second Type Telecommunications Licenses and General Permits" ("Regulation") to regulate the principles of the value-added telecommunications services that are not requiring the allocation of scarce resources, or even if requiring, not carried out by a limited number of operations.

        Under the Regulation, a company applying for a second type telecommunications license ("License") or a general permit ("Permit") should meet the following criteria:

  •
  The company shall be either a joint stock company or a limited liability company.

  •
  The company should be established in accordance with the laws of Turkey.

  •
  If the company is a joint stock company, then all shares should be registered.

  •
  The scope of the company as outlined in its articles of association should include telecommunications and the telecommunications activity which is applied for.

  •
  Those who form the company and the shareholders holding at least 5% of the shares of the company should not have been convicted to imprisonment due to crimes committed against the government or the crimes set out in the Struggle with Terrorism Act.

        The License, which may be granted under the Regulation, shall have a maximum term of 25 years. Permits may be granted for a term of one year.

        During the term of the relevant License or Permit, the License or Permit holder, among other things, is obliged to do the following:

  •
  Submit an investment plan for the coming year to the Telecommunications Authority each year, and notify the Telecommunications Authority of any revisions thereof.

  •
  Obtain the approval of the Telecommunications Authority for the uniform subscription agreements prepared for each type of service.

  •
  Keep separate accounts for each License or Permit held.

  •
  Conduct the activities permitted under the License or the Permit within a separate entity if such License or Permit holder company is determined by the Competition Board to be in a dominant position in another sector.

  •
  Provide the Telecommunications Authority with internally audited final income statements and balance sheets within 2 months following the end of each financial year.

  •
  Submit to the Telecommunications Authority the financial audit reports and financial statements and other documentation as may be requested within one month following the end of the financial audit.

  •
  Provide the Telecommunications Authority with all documents related to agreements with third parties and information on equipment stocks as may be requested.

  •
  Connect or allow for the connection of any terminal equipment to its own system the connection of which to the telecommunication network is directly or indirectly approved by the Telecommunications Authority, provided that the technical compatibility is obtained.

        The License or Permit holder may assign its rights and obligations under the License or the Permit with the written consent of the Telecommunications Authority.

        A notification should be made to the Telecommunications Authority within one month in case more than 20% of its shares of the License or Permit holder are transferred. Share transfers resulting in a change of control of the License or Permit holder should be performed with the written consent of the Telecommunications Authority.

        The Telecommunications Authority is authorized to amend or cancel the provisions and conditions of the License or the Permit.

  The License Agreement

General

        From 1993 until April 27, 1998, we were subject to a revenue sharing agreement with Turk Telekom. Under our revenue sharing agreement with Turk Telekom (successor of PTT), Turk Telekom allocated frequency bands necessary for the operation of a GSM network, executed subscriber contracts, performed subscriber billing and fee collection and allowed us access to Turk Telekom's existing communications networks. In addition, Turk Telekom allowed us to construct base station control stations at Turk Telekom's facilities and leased transmission connections between base stations, mobile telephone exchanges and control stations to us.

        In exchange, we provided mobile telephone services within Turkey through a multi-phase build-out of a GSM system. The first phase of the build-out covered Istanbul, Ankara and other large population centers along with airports and the airport roads. The second and third phases provided for the build-out of the GSM network to less densely populated areas. In addition, through our contractual relationships with Ericsson Turkey and Sonera, we provided the necessary equipment and expertise for the operation of the GSM network. We received 100% of the fees generated by SIM card sales, 32.9% of the fees billed for connection, monthly fixed fees and outgoing calls and 10% of the fees billed for incoming calls, an arrangement that resulted in payment to us of approximately 25% to 30% of the net system revenue generated by subscribers of our GSM network. We now operate under a 25-year GSM license which we were granted in April 1998 upon payment of an upfront license fee of $500 million. Initially, we signed the license agreement with the Ministry of Transportation and as per the requirements under the Amending Law, we have renewed the agreement to which the Telecommunications Authority is the party. The new agreement has introduced two extra articles. The first one involves an administrative fee, amounting to 0.35% of the previous year's gross revenue less tax, treasury share, and VAT, payable to the Telecommunications Authority until the last working day of April in the following year. The other article underlines consumer rights of subscribers during their subscription to the network.

Terms

        Under the license agreement, we hold a licensed concession to provide telecommunications services in accordance with GSM-PAN European Mobile Telephone System standards in the 900 MHz frequency band. Our license covers 50 channels in the 892.2-959 MHz band and allocates telephone numbers between the 530 and 539 area codes in the national numbering plan. Our license also permits us to establish customer service centers, sign contracts with subscribers and market our services to subscribers. Our license was issued with an effective date of April 27, 1998, for an initial term of 25 years. At the end of the initial term, we must renew our license subject to the approval of the Telecommunications Authority, but under current Turkish law, our term cannot exceed 49 years. We shall apply to the Telecommunications Authority between 24 months and 6 months before the end of our license. Our license is not exclusive and is not transferable without approval of the Telecommunications Authority.

        We paid a license fee of $500 million to the Turkish Treasury upon effectiveness of our license. As security for the performance of our obligations, we were also required to deliver cash or a bank guarantee equal to 1% of our license fee. On an ongoing basis, we must pay 15% of our monthly gross revenue, which is defined in the license agreement as subscription fees, monthly fixed fees and communication fees including taxes, charges and duties to the Turkish Treasury. We are in disputes with the Ministry of Transportation concerning the calculation of ongoing license fee payments. In addition we are in a dispute with the Tax Office regarding VAT on our upfront license fee. See "Item 3D. Risk Factors."

        In addition, our license agreement requires that we obtain permission from the Telecommunications Authority for a transfer of our shares representing 10% or more of our share capital within five years starting from the date of our license, which is April 27, 1998. Furthermore, under the Telecommunication Services Regulation, the Telecommunications Authority must approve any transfer of 49% or more of our shares by any of our original shareholders. This restriction does not apply where the transferee, on the date of the license's issuance, was either a subsidiary, an affiliate or a group company.

License Conditions

        Our license subjects us to a number of conditions. While the license agreement provides that our license may be revoked in the event that we fail to meet any of these conditions, we believe that we are currently in compliance with all license conditions.

Coverage

        Our license requires that we meet coverage and technical criteria. We must attain geographical coverage of 50% of the population of Turkey (living in cities or towns of 10,000 or more inhabitants) within three years of our license's effective date and at least 90% of the population of Turkey (living in cities or towns of 10,000 or more inhabitants) within five years of the effective date of our license. This coverage requirement excludes coverage met through national roaming and installation sharing arrangements with other GSM systems and operators. Upon the request of the Telecommunications Authority, we may also be required, throughout the term of our license, to cover at most two additional areas each year. Except in the event of force majeure, we must pay a late performance penalty of 0.2% of the investment in the related coverage area per day for any delay of more than six months in fulfilling a coverage area obligation. As of today, we have met and surpassed all coverage obligations.

Service Offerings

        Our license requires that we provide services that, in addition to general GSM phone services, include free emergency calls and technical assistance for customers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and three-party conference calls, billing information and the barring of a range of outgoing and incoming calls.

Service Quality

        Generally, we must meet all the technical standards of the GSM Association as determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM Association. Service quality requirements require that call blockage not exceed 5% and call drops not exceed 2 dropped calls per erlang, which is the industry standard measuring the ratio of total dropped calls during the most congested hour of network traffic during the relevant time period to the traffic intensity for that congested hour. The Telecommunications Authority has the right to monitor our service standards, compile information and take action to guarantee customer rights. Additionally, as a guarantee of our service and coverage commitments, we must obtain all-risk insurance coverage at an adequate amount to provide for uninterrupted operation.

Tariffs

        The license agreement regulates our ability to determine our tariff for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the Telecommunications Authority sets the initial maximum tariffs in Turkish Lira and US dollars. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs based on, in the case of maximum tariffs established in Turkish Lira, the Turkish Consumer Price Index announced by the Ministry of Industry and Trade of Turkey minus 3%. In the case of maximum tariffs established in US dollars, the increase is based on the US Consumer Price All Item Index minus 3%. Although action is required for an adjustment of maximum tariffs, our license agreement provides that we are free to establish rates for services up to the then existing maximum tariff (subject only to a 7-day prior notification to the Telecommunications Authority).

        In accordance with the license agreement, the Telecommunications Authority had undertaken to procure that the minimum charge per minute that Turk Telekom may charge its customers for any call from its network to our network may not be less than the basic charge that is charged by us to our customers.

        On July 10, 1998, the Ministry of Transportation, the then-authorized body, established under our license a set of initial maximum rates and a set of initial maximum standard tariffs that govern both Telsim and us. The initial standard tariffs constitute the highest rates that we may charge for particular services to customers that have not purchased any of the customized service packages that we offer. The maximum rates constitute the highest rates we may charge for the services included in these customized service packages. Generally, the maximum rates for particular services are set higher than the standard tariffs for those services. Therefore, in customizing our service packages to meet the needs of different customer segments, we may combine higher activation or monthly charges (or both) with lower airtime rates.

        Under the standard tariff, we may from time to time notify the Telecommunications Authority of a per-minute airtime fee, which is treated as its Basic Unit Rate.

        The standard tariffs and the maximum rates have been established in Turkish Lira and the Telecommunications Authority's schedule of standard tariffs and maximum rates are premised on the TL/US$ Exchange Rate in effect on the date they were approved by the Telecommunications Authority.

        We believe that the existing initial standard tariffs and the existing initial maximum rates have been established at levels that enable us to offer competitive pricing and service packages consistent with our overall marketing strategy and business plan.

Relationship with the Telecommunications Authority

        The license agreement creates a mechanism for an ongoing relationship between us and the Telecommunications Authority. The Telecommunications Authority and Turkcell coordinate their activities through a License Coordination Committee, or the Committee. The Committee is comprised of five members, two appointed by the Telecommunications Authority, two by us and one by agreement of the Telecommunications Authority and our members, or, if no agreement is reached, by the Chairman of the Telecommunications Board. The license agreement charges the Committee with the task of ensuring the proper and coordinated operation of the GSM network, assisting in the resolution of disputes under the license agreement and facilitating the exchange of information between the parties.

        The Committee meets at least quarterly and establishes its own operating principles and procedures unless an extraordinary meeting is called by any party with a 7-day advance notice. Matters in dispute are expected to be submitted to the Committee for resolution. While not binding, the Committee may render consultative decisions. Either the Telecommunications Authority or we may convene a special meeting to consider issues that arise under the license agreement.

License Suspension and Termination

        The Telecommunications Authority may suspend our operations for a limited or an unlimited period if necessary for the purpose of public security and national defense, including war and general mobilization. During the period of suspension, the Telecommunications Authority may operate our business. We are entitled to any revenues collected during such suspension, and our license term will be extended by the period of any suspension.

        Our license may be terminated under our license agreement:

  •
  upon a bankruptcy ruling against us by a competent court or a bankruptcy compromise decision, which is an agreement between creditors and a debtor to reschedule the debt of the debtor, if such ruling or compromise is not reversed or dismissed within 90 days after notice;

  •
  upon our failure to perform our obligations under the license agreement if such failure is not cured within 90 days after notice;

  •
  if we operate outside the allocated frequency ranges and fail to terminate such operations within 90 days after notice; or

  •
  if we fail to pay our ongoing license fee.

        In the event of termination, we must deliver the entire GSM system to the Telecommunications Authority.

        If our license is terminated for our failure to perform our obligations under our license, the performance guarantee given by us in an amount equal to 1% of the license fee may be called. The license agreement makes no provision for the payment of consideration to us for delivery of the system on such termination.

        In the event of a termination of our license, our right to use allocated frequencies and to operate the GSM system ceases. Upon the expiration of the license agreement, initially scheduled to occur in 2023, without renewal, we must transfer to the Telecommunications Authority, or an institution designated by the Telecommunications Authority, without consideration, the network management center, the gateway exchanges and the central subscription system, which are the central management units of the GSM network. These units include related technical equipment, immovables and all other installations and assets used in the operation of the system. We may apply to the Telecommunications Authority between 24 and 6 months before the end of the 25-year license term for the renewal of the license. The Telecommunications Authority may renew the license, taking into account the legislation then currently in effect.

Applicable Law and Dispute Resolution

        Under our license agreement, any dispute arising from or under our license shall be brought before the License Coordination Committee. If the dispute is not settled within 30 days before the License Coordination Committee, it shall be referred to the parties. If the dispute is not resolved by the parties within 15 days, then it shall be settled by an arbitral tribunal in accordance with

International Chamber of Commerce (ICC) Rules. The governing law of any arbitration is Turkish law and any such arbitration shall be conducted in English. Disputes relating to national security or public policy shall not be subject to arbitration proceedings.

  Access and Interconnection Regulation

        The Access and Interconnection Regulation (the "Regulation") became effective when it was issued by the Telecommunications Authority on May 23, 2003. The Regulation sets forth the rights and obligations of the operators in the telecommunications sector in Turkey and establishes rules and procedures pertaining to their performance of such obligations. The Regulation primarily sets forth applicable principles, details of access and interconnection obligations, financial provisions, and policies and procedures regarding negotiations and contracts for access and interconnection.

        The Regulation is driven largely by a goal to improve the competitive environment and ensure that users benefit from telecommunications services and infrastructure at a reasonable cost. Under the Regulation, the Telecommunications Authority may compel a telecommunications operator to accept another operator's request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators. The operators who are compelled to provide access to other operators are obliged to provide service and information on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

        The Telecommunications Authority will designate Turk Telekom and possibly one or more additional telecommunications operators as "operators holding significant market power," in accordance with criteria published in a communique on June 3, 2003. The communique defines "significant market power" as "the power to influence economic parameters such as the purchase or sale price of services provided to other operators and users; supply and demand of said services; market conditions; components of fundamental telecommunications network utilized for telecommunications services; and access to users in the relevant telecommunications market." In determining which operators possess significant market power, the Telecommunications Authority will take into consideration the following criteria: market share; the power to influence market conditions; the relationship between quantity of sales and size of the relevant market; the power to control access to the end user; power to access financial resources; and experience regarding production and introduction of services in the market.

        While all operators will be obliged to enter into negotiations for interconnection agreements with any requesting operator, operators holding significant market power will be obliged to provide interconnection. Such operators may limit access or interconnection to other operators only if it is objectively proven that network operation security or network integrity or data protection cannot be maintained or that interconnection or access is technologically unfeasible; in any case, the approval of the Telecommunications Authority is also required. The Telecommunications Authority may also limit the interconnection obligation of an operator upon the operator's request, provided that there are technical and commercial alternatives to the interconnection or that required resources for such interconnection are unavailable. While operators not deemed to hold significant market power will be free to set their access and interconnection tariffs, operators holding significant market power will be required to determine their access and interconnection tariffs on a cost basis. Specifically, the Regulation provides that the tariffs will be the marginal cost of procuring efficient services, including an "appropriate return" on capital employed for procurement of services, plus a portion of overall costs attributable to such service.

        In addition, the Telecommunications Authority may require operators to share certain facilities with other operators under certain conditions. The Telecommunications Authority may also require telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another.

        Under the Regulation, operators holding significant market power will be required to provide access and services to all operators on equal terms. Operators with significant market power will also be required to perform unbundling of their services, which means that they will have to provide separate service of and access to transmission, switching, and operation interfaces. The Telecommunications Authority may also require operators holding significant market power to provide co-location on their premises for the equipment of other operators at a reasonable price. Furthermore, the Telecommunications Authority may establish rules applicable to the division of the costs of facilities among parties.

        All access and interconnection contracts must be submitted to the Telecommunications Authority within fifteen days of execution. The Telecommunications Authority may request modifications to the contracts should they contain any provisions contrary to the legislation. The access and interconnection contracts will be publicly available, excluding trade secrets. All operators holding significant market power will also be required to prepare reference interconnection proposals and submit them to the Telecommunications Authority. Turk Telekom will submit such reference interconnection proposals within three months of the date of the Regulation; other operators will be required to submit such proposals within three months following the date of the Telecommunications Authority's determination that they hold significant market power.

        If two operators are unable to reach an interconnection agreement within three months of the date of the initial access request, either party may refer the dispute to the Telecommunications Authority for resolution. Should the parties continue to be unable to reach an agreement within six weeks (which the Telecommunications Authority may extend for an additional four weeks) after the Telecommunications Authority initiates a settlement procedure, the Telecommunications Authority will establish terms, conditions, and fees applicable to the agreement and binding on both parties.

        Should a telecommunications operator violate any provisions of the Regulation, the Telecommunications Authority may impose an administrative fine ranging from 0.5% to 3% of the operator's turnover for the preceding calendar year.

  Turk Telekom, Telsim, Aycell, IsTim and Milleni.com Interconnection Agreements

Turk Telekom Interconnection Agreement

  General

        We and Turk Telekom entered into an interconnection agreement dated April 24, 1998. The Turk Telekom interconnection agreement is intended to implement and supplement the framework for the provision of GSM services provided for in the License Regulations and our license agreement.

        Under the Turk Telekom interconnection agreement, Turk Telekom agrees to permit us to utilize Turk Telekom's buildings, premises and other infrastructure and to lease the means of communications transmission between our GSM exchanges, base stations and base station control stations. Turk Telekom undertakes in its interconnection agreement with us, among other things, to permit interconnection of its network with our network to enable calls to be transmitted to, and received from, the GSM system operated by us through its existing digital fixed telephone switches. We retain the right, however, to establish our own transmission network at our own expense in the event that such transmission network is not made available to us by Turk Telekom, subject to the consent of the Telecommunications Authority. We are also free to establish interconnection arrangements with other licensed networks in Turkey in accordance with applicable law.

        The Turk Telekom interconnection agreement establishes understandings between the parties relating to a number of key operational areas, including call traffic management, and also contemplates that we and Turk Telekom will agree to the contents of various manuals that will set forth in detail additional specifications concerning matters which are not specifically covered in the interconnection agreement. These matters include quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

        If Turk Telekom enters into interconnection agreements with other operators of mobile or similar telecommunications services, the conditions of such agreements must be the same as those in their interconnection agreement with us. If any such agreement does contain differing terms, we have the right to demand identical terms. If we desire to use the facilities and such use would impair the use of such facilities by others, our request will be given priority over potential users of the facilities that have not entered into license agreements with the Telecommunications Authority. Priority among operators which have entered into such license agreements will be given to the application that was first received by Turk Telekom.

        The Turk Telekom interconnection agreement specifies that ownership of the GSM equipment and other materials, including those in existence on the date of the Turk Telekom interconnection agreement and those subsequently installed, belong to us. The agreement also provides that intellectual property rights will belong to the developer or owner.

  Standards

        The Turk Telekom interconnection agreement specifies that the parties shall comply with relevant international standards, including standards adopted by the GSM Memorandum of Understanding, the Telecommunications Standards Bureau of the International Telecommunications Union and the European Telecommunications Standards Institute. In the absence of applicable international standards, the Turk Telekom interconnection agreement provides that the parties will establish written standards to govern between them.

        The Turk Telekom interconnection agreement provides that the parties will agree to maintain service quality standards and requires each party to assume responsibility for the safe operation of its network. The Turk Telekom interconnection agreement provides for a general standard of care that requires each party to exercise the skill and care appropriate to a competent telecommunications operator in performing its interconnection obligations. Neither party has any obligation in excess of that standard.

        Each party is responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage, interfere with or cause any deterioration in the operation of the other party's network. Each party bears the cost of providing, installing, testing and maintaining all equipment on its network.

  Operational Issues

        The Turk Telekom interconnection agreement outlines the applicable interconnection principles and provides the technical basis and rationale for technical specifications and manuals to be agreed to by the parties. The interconnection agreement:

  •
  sets forth agreements between the parties relating to the location of exchanges;

  •
  creates obligations regarding network alterations;

  •
  establishes routing principles to govern how call traffic will be routed within a network and between the networks of the parties, including interconnection routing rules;

  •
  provides for arrangements concerning capacity and expansion of capacity through new points of interconnection;

  •
  mandates arrangements concerning the use of numbering to transmit calls in accordance with national and international practices;

  •
  provides for periodic technical review meetings between the parties;

  •
  permits each party to engage in testing of interconnection exchanges;

  •
  addresses the consequences of transmission failures;

  •
  creates an obligation to cooperate in order to maximize overall quality of transmission of calls in accordance with international standards;

  •
  deals with emergency calls, calling line identification and malicious call identification;

  •
  assures the ability of a party to have access to the other party's premises where relevant equipment may be located (subject to appropriate protections);

  •
  establishes procedures to deal with network faults; and

  •
  addresses issues relating to the construction and installation of antennas, towers and other elements of system infrastructure.

        The Turk Telekom interconnection agreement establishes procedures whereby we will notify Turk Telekom of our network transmission needs and Turk Telekom will determine how and to what extent Turk Telekom can provide the required services. In the event that Turk Telekom cannot adequately provide such services, we may, subject to the consent of the Telecommunications Authority, establish our own transmission lines. In order to facilitate the provision of service, the parties will from time to time provide to each other forecasts of anticipated traffic over their respective networks. In addition, each party agrees to provide to the other party information which is necessary to enable performance of their interconnection obligations, the provision of services or utilization of equipment and/or buildings as contemplated in the Turk Telekom interconnection agreement.

  Payments

        The Turk Telekom interconnection agreement provides for the payment by us to Turk Telekom of fees for the interconnection services provided by Turk Telekom and for the lease of transmitting facilities linking base stations, mobile telephone exchanges and base station control stations. Turk Telekom is not entitled to any payment in respect of our use of our own transmission system. Turk Telekom also agrees to pay us for calls transmitted over our network.

        The Turk Telekom interconnection agreement provides that Turk Telekom will pay the 1% Turkish communications tax, which is payable on the basis of communications fees collected by Turk Telekom from customers in connection with telephone, facsimile, telex and data excluding subscription fees. Turk Telekom is liable to pay this tax to the relevant municipality pursuant to the Municipality Revenues Act. We would be liable in respect of any increase in the applicable rate of the communication tax. If a party fails to make payment when due, the amount past due is deemed converted into US dollars and bears interest at a rate of 2% per month.

        A number of the provisions of the Turk Telekom interconnection agreement address matters concerning billing and payment of bills for services rendered under the Turk Telekom interconnection agreement. Each party is required to record call information and to provide that information to the other party. Each party is responsible for invoicing the other party on a monthly basis.

  Call Tariffs

        Turk Telekom retains a net amount of $0.06 per minute, after deducting VAT, communications tax and other taxes from the basic one-minute unit charges of Turk Telekom, and pays the remaining amount to us for traffic switched from the Turk Telekom network to our network.

        We pay to Turk Telekom a net amount of $0.014 per minute for local traffic and a net amount of $0.025 per minute for metropolitan and long-distance traffic switched from us to Turk Telekom. We pay a net amount of $0.025 per minute for traffic switched from our network to the Turk Telekom mobile network and paging network.

        Calls from one of our subscribers to another one of our subscribers are not subject to a payment to Turk Telekom.

        For international calls from our network, we pay Turk Telekom the normal per-minute call charge as outlined in Turk Telekom tariffs in force without any discount. Turk Telekom pays to us for incoming international calls that are terminated at our network 30% of the international settlement charge (terminal rate) that is transferred by the international carrier operator to Turk Telekom.

        We route local traffic to other Turkish operators using the interconnect switch of Turk Telekom, and we pay a net amount of $0.014 per minute to Turk Telekom. The switch is an element of a telephone network that connects telephone calls to telephone users on the same or other networks. Turk Telekom does not pay any charge to the network that receives the call.

        We do not pay any charges to Turk Telekom for calls to special service numbers which are called free of charge according to Turk Telekom tariffs. For calls to special service numbers that are not free of charge, we pay Turk Telekom 90% of the call tariff as outlined in the Turk Telekom tariff in force. The tariff includes VAT.

        On February 14, 2000, we received notification from Turk Telekom that it was modifying the method by which it calculates the interconnection fee it pays us. We do not agree with Turk Telekom's method and we are contesting it in court. For further information please see "Item 3D. Risk Factors" and "Item 8A. Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings."

  Rental Rates

        According to the Interconnection Agreement with Turk Telekom, the rental rates for Turk Telekom's real estate leased by us located in residential areas should be established according to an expert's report prepared by the local real estate experts of Turkish Emlak Bank. If there is no Turkish Emlak Bank unit in the area, or if the Turkish Emlak Bank cannot prepare an expertise report, then the rental rate is based on the average rental prices determined by the relevant units of the Chamber of Commerce and Industry or, in cases where the above two units are not available, according to a report prepared by a valuation committee that will be established by the participation of three Turk Telekom personnel and one of our personnel.

        Upon the expiry of a one-year rental period, rental price increases will be made according to rates issued in the annual state tenders report prepared by the Ministry of Finance, and 45% of the rental fee will be added for expenses including personnel, lighting and water, among others, starting from the beginning of the lease period.

  Charges for Energy at Switching Centers

        We can subscribe to TEDAS (Turkish Electricity Distribution Co.) or another relevant electricity distribution company as a stand-alone customer and pay its energy usage charges. In such case, we will not pay any charges to Turk Telekom. We may also source energy by connecting a three-phase electricity measuring gauge to Turk Telekom's energy distribution panel. The expenses related to the connection of the measuring gauge will be borne by us. In addition, we may source energy by connecting an electricity measuring gauge to Turk Telekom's generator, provided that all expenses related to the connection will be borne by us. The energy usage fee shall be calculated in accordance with a formula set forth in the Turk Telekom interconnection agreement. Under the Revenue Sharing Agreement, we were not required to pay Turk Telekom for these services.

  Miscellaneous

        A party may seek to modify the Turk Telekom interconnection agreement by serving the other party with a notice of request to review such agreement if:

  •
  our license is materially changed (whether by amendment or replacement);

  •
  a material change occurs in the laws or regulations governing telecommunications in Turkey;

  •
  the Turk Telekom interconnection agreement expressly provides for a review or makes express provision for a review or the parties agree in writing that there should be such a review;

  •
  a material change occurs which affects or could affect the commercial or technical basis of the Turk Telekom interconnection agreement; or

  •
  there is a general review pursuant to the Turk Telekom interconnection agreement.

        Upon service of a review notice, the parties must negotiate in good faith toward a resolution of the subject matter of the review. If the parties fail to reach agreement within three months from the date of service of the review notice, either party may request that the Telecommunications Authority determine the manner, if any, in which the Turk Telekom interconnection agreement should be modified. The Turk Telekom interconnection agreement will be modified in accordance with that determination, unless the determination is subject to a legal challenge. The Turk Telekom interconnection agreement can be assigned in accordance with our license agreement. The Turk Telekom interconnection agreement will terminate automatically upon the expiry of our license period or on termination of our license agreement by the Telecommunications Authority. Neither party may assign the businesses which are the subject matter of the interconnection agreement to any third party unless such assignment is required under the provisions of the Regulation and the License Agreement or the other party's prior consent is obtained.

Telsim Interconnection Agreement

  General

        We and Telsim entered into an interconnection agreement dated October 4, 1999, which became effective on the date of the Ministry of Transportation's approval. Under the Telsim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network with our network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement.

        The Telsim interconnection agreement establishes understandings between the parties relating to a number of key operational areas, including call traffic management, and also contemplates that we and Telsim will agree to the contents of various manuals that will set forth in detail additional specifications concerning matters which are not specifically covered in the Telsim interconnection agreement. These matters include quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

  Standards

        The Telsim interconnection agreement also requires the parties to comply with relevant international standards, including standards adopted by the GSM Memorandum of Understanding, the Telecommunications Standards Bureau of the International Telecommunications Union and the European Telecommunications Standards Institute. In the absence of applicable international standards, the Telsim interconnection agreement provides that parties will establish written standards to govern between them.

  Operational Issues

        The Telsim interconnection agreement provides that each of us and Telsim will assume responsibility for the safe operation of its own network. Each party is responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage, interfere with or cause any deterioration in the operation of the other party's network.

        The Telsim interconnection agreement outlines the applicable interconnection principles and provides the technical basis and rationale for technical specifications and the manuals to be agreed to by the parties. The Telsim interconnection agreement:

  •
  sets forth agreements between the parties relating to the location of exchanges;

  •
  creates obligations regarding network alterations;

  •
  establishes routing principles to govern how call traffic will be routed within a network and between the networks of the parties, including interconnection routing rules;

  •
  provides for arrangements concerning capacity and expansion of capacity through new points of interconnection;

  •
  mandates arrangements concerning the use of numbering to transmit calls in accordance with national and international practices;

  •
  provides for periodic technical review meetings between the parties;

  •
  permits each party to engage in testing of interconnection exchanges;

  •
  addresses the consequences of transmission failures;

  •
  creates an obligation to cooperate to maximize overall quality of transmission of calls in accordance with international standards;

  •
  deals with emergency calls, calling line identification and malicious call identification;

  •
  ensures the ability of a party to have access to the other party's premises where relevant equipment may be located (subject to appropriate protections);

  •
  establishes procedures to deal with network faults; and

  •
  addresses issues relating to the construction and installation of antennas, towers and other elements of system infrastructure.

        The Telsim interconnection agreement provides that the parties will from time to time provide to each other forecasts of anticipated traffic over their respective networks. In addition, each party agrees to provide to the other party information necessary to enable performance of their interconnection obligations, the provision of services or utilization of equipment or buildings as contemplated in the Telsim interconnection agreement.

  Payments

        The Telsim interconnection agreement provides for the payment of fees by us to Telsim for the interconnection services provided by Telsim. A number of the provisions of the Telsim interconnection agreement address matters concerning billing and payment of bills for services rendered under the Telsim interconnection agreement. Each party is required to record certain call information and to provide that information to the other party. Each party is responsible for invoicing the other party on a monthly basis.

  Call Tariffs

        Effective March 1, 2001, we pay Telsim a net amount of $0.20 per minute for traffic switched from us to Telsim. Telsim pays us a net amount of $0.20 per minute for traffic switched from Telsim to us. Since July 24, 2001, both parties have charged each other $0.22 per minute for accessing each other's directory inquiry services.

        A party may seek to modify the Telsim interconnection agreement by serving the other party with a notice of request to review such agreement if:

  •
  its license is materially changed (whether by amendment or replacement);

  •
  a material change occurs in the law or regulations governing telecommunications in Turkey;

  •
  the interconnection agreement expressly provides for a review or makes express provision for a review or the parties agree in writing that there should be such a review;

  •
  a material change occurs that affects or could affect the commercial or technical basis of the interconnection agreement; or

  •
  there is a general review pursuant to the interconnection agreement.

        Upon service of a review notice, the parties must negotiate in good faith toward a resolution of the subject matter of the review. If the parties fail to reach agreement within three months from the date of service of the review notice, either party may request that the Telecommunications Authority determine the manner, if any, in which the Telsim interconnection agreement should be modified. The Telsim interconnection agreement will be modified in accordance with that determination, unless the determination is subject to a legal challenge. The Telsim interconnection agreement cannot be assigned or transferred by the parties without the other party's prior written consent.

        The Telsim interconnection agreement will remain in force for the period of the license period unless one of the parties serves a three-month termination notice to the other party.

        The Telsim interconnection agreement will terminate:

  •
  automatically upon expiry of the parties' respective license periods or on termination of the respective license agreements by the Ministry of Transportation; or

  •
  save for events of force majeure, upon one month's termination notice by the parties, due to failure to fulfill the obligations in the interconnection agreement for a period in excess of three months.

        Even in the event of termination of the interconnection agreement, all services provided and the obligations of the parties during the term of this agreement will remain effective for a period of six months until interconnection can be established with Turk Telekom or another alternative network operator.

        Any disputes between the parties shall first be subject to friendly settlement efforts. In the event that the parties fail to reach an amicable settlement, they then shall refer the matter to the Telecommunications Authority for its recommended solution to the dispute in question. If the proposed solution recommended by the Telecommunications Authority is not accepted by the parties, the parties are free to refer the matter to arbitration in accordance with the provisions of the Turkish Civil Procedural Law.

Aycell Interconnection Agreement

  General

        We and Aycell entered into an interconnection agreement that became effective on July 19, 2001. Under the Aycell interconnection agreement, each party agreed, among other things, to permit the interconnection of its network with the other's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement.

        The Aycell interconnection agreement establishes understandings between the parties relating to a number of key operational areas, including call traffic management, and also contemplates that we and Aycell will agree to the contents of various manuals that will set forth in detail additional specifications concerning matters which are not specifically covered in the interconnection agreement. These matters include quality and performance standards, interconnection interfaces and other technical, operational, and procedural aspects of interconnection.

  Standards

        The Aycell interconnection agreement also requires the parties to comply with relevant international standards, including standards adopted by the GSM Memorandum of Understanding, the Telecommunications Standards Bureau of the International Telecommunications Union and the European Telecommunications Standards Institute. In the absence of applicable international standards, the interconnection agreement provides that both parties will establish written standards to govern between them.

        The Aycell interconnection agreement provides that we and Aycell will each assume responsibility for the safe operation of our own networks. Each party is responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage, interfere with or cause any deterioration in the operation of the other party's network.

  Operational issues

        The Aycell interconnection agreement outlines the applicable interconnection principles and provides the technical basis and rationale for technical specifications and the manuals to be agreed to by the parties. The Aycell interconnection agreement:

  •
  sets forth agreements between the parties relating to the location of exchanges;

  •
  creates obligations regarding network alterations;

  •
  establishes routing principles to govern how call traffic will be routed within a network and between the networks of the parties, including interconnecting routing rules;

  •
  provides for arrangements concerning capacity and expansion of capacity through new points of interconnection;

  •
  mandates arrangements concerning the use of numbering to transmit calls in accordance with national and international practices;

  •
  provides for periodic technical review meetings between the parties;

  •
  permits each party to engage in testing of interconnection exchanges;

  •
  addresses the consequences of transmission failures;

  •
  creates an obligation to cooperate to maximize overall quality of transmission of calls in accordance with international standards;

  •
  deals with emergency calls, calling line identification and malicious call identification;

  •
  assures the ability of a party to have access to the other party's premises where relevant equipment may be located (subject to appropriate protections);

  •
  establishes procedures to deal with network faults; and

  •
  addresses issues relating to the construction and installation of antennas, towers and other elements of system infrastructure.

        The Aycell interconnection agreement provides that the parties will from time to time provide to each other forecasts of anticipated traffic over their respective networks. In addition, each party agrees to provide to the other party information which is necessary to enable performance of their interconnection obligations, the provision of services or utilization of equipment or buildings as contemplated in the interconnection agreement.

  Payments

        The Aycell interconnection agreement provides for the payment of fees by us to Aycell for the interconnection services provided by Aycell. A number of provisions of the interconnection agreement address matters concerning billing and payment of bills for services rendered under the interconnection agreement. Each party is required to record certain call information and to provide that information to the other party. Each party is responsible for invoicing the other party on a monthly basis.

  Call tariffs

        Effective July 19, 2001, we pay Aycell a net amount of $0.20 per minute for traffic switched from us to Aycell and Aycell pays us a net amount of $0.20 per minute for traffic switched from Aycell to us.

  Miscellaneous

        A party may seek to modify the interconnection agreement by serving the other party with a notice of request to review the agreement if:

  •
  its license is materially changed (whether by amendment or renewal);

  •
  a material change occurs in the law or regulations governing telecommunications in Turkey;

  •
  the interconnection agreement expressly provides for a review or the parties agree in writing that there should be such a review;

  •
  a material change occurs which affects or could affect the commercial or technical basis of the interconnection agreement; or

  •
  there is a general review pursuant to the interconnection agreement.

        Upon service of a review notice, the parties must negotiate in good faith toward a resolution of the subject matter of the review. If the parties fail to reach agreement within three months from the date of service of the review notice, either party may request that the Telecommunications Authority determine the manner, if any, in which the interconnection agreement should be modified. The interconnection agreement will be modified in accordance with that determination; however, the parties' right to legal remedy by way of a legal challenge is reserved. Neither party may assign the businesses which are the subject matter of the interconnection agreement to any third party unless such assignment is required under the provisions of the License and GSM Agreements or the other party's written consent is obtained.

        The Aycell interconnection agreement will remain in force for the duration of the License and Duty Agreements unless one of the parties serves a three-month termination notice to the other party.

        The Aycell interconnection agreement will terminate:

  •
  automatically upon expiry of the parties' respective license periods or on termination of the respective license agreements by the Ministry of Transportation; or

  •
  save for events of force majeure, upon one month's termination notice by the parties, due to failure to fulfill the obligations in the interconnection agreement for a period in excess of three months.

        Even in the event of termination of the interconnection agreement, all services provided and the obligations of the parties during the term of this agreement will continue to be effective for a maximum period of six months until interconnection can be realized with Turk Telekom or another alternative network operator.

        Any disputes between the parties shall be first subject to the efforts of the parties to resolve the dispute amicably. In the event that the parties fail to reach an amicable settlement, then they shall refer the matter to the Telecommunications Authority for its recommended solution to the dispute in question. If the proposed solution recommended by the Telecommunications Authority is not accepted by the parties, the parties are free to refer the matter to arbitration in accordance with the provisions of the Turkish Civil Procedural Law.

IsTim Interconnection Agreement

  General

        We and IsTim entered into an interconnection agreement that became effective on March 9, 2001, after approval by the Ministry of Transportation. Under the IsTim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network with the other's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement.

        The IsTim interconnection agreement establishes understandings between the parties relating to a number of key operational areas, including call traffic management, and also contemplates that we and IsTim will agree to the contents of various manuals that will set forth in detail additional specifications concerning matters which are not specifically covered in the interconnection agreement. These matters include quality and performance standards, interconnection interfaces and other technical, operational, and procedural aspects of interconnection.

  Standards

        The IsTim interconnection agreement also requires the parties to comply with relevant international standards, including standards adopted by the GSM Memorandum of Understanding, the Telecommunications Standards Bureau of the International Telecommunications Union and the European Telecommunications Standards Institute. In the absence of applicable international standards, the interconnection agreement provides that both parties will establish written standards to govern between them.

        The IsTim interconnection agreement provides that we and IsTim will each assume responsibility for the safe operation of our own networks. Each party is responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage, interfere with or cause any deterioration in the operation of the other party's network.

  Operational Issues

        The IsTim interconnection agreement outlines the applicable interconnection principles and provides the technical basis and rationale for technical specifications and the manuals to be agreed to by the parties. The IsTim interconnection agreement:

  •
  sets forth agreements between the parties relating to the location of exchanges;

  •
  creates obligations regarding network alterations;

  •
  establishes routing principles to govern how call traffic will be routed within a network and between the networks of the parties, including interconnection routing rules;

  •
  provides for arrangements concerning capacity and expansion of capacity through new points of interconnection;

  •
  mandates arrangements concerning the use of numbering to transmit calls in accordance with national and international practices;

  •
  provides for periodic technical review meetings between the parties;

  •
  permits each party to engage in testing of interconnection exchanges;

  •
  addresses the consequences of transmission failures;

  •
  creates an obligation to cooperate to maximize overall quality of transmission of calls in accordance with international standards;

  •
  deals with emergency calls, calling line identification and malicious call identification;

  •
  assures the ability of a party to have access to the other party's premises where relevant equipment may be located (subject to appropriate protections);

  •
  establishes procedures to deal with network faults; and

  •
  addresses issues relating to the construction and installation of antennas, towers and other elements of system infrastructure.

        The IsTim interconnection agreement provides that the parties will from time to time provide to each other forecasts of anticipated traffic over their respective networks. In addition, each party agrees to provide to the other party information which is necessary to enable performance of their interconnection obligations, the provision of services or utilization of equipment or buildings as contemplated in the interconnection agreement.

  Payments

        The IsTim interconnection agreement provides for the payment of fees by us to IsTim for the interconnection services provided by IsTim. A number of the provisions of the interconnection agreement address matters concerning billing and payment of bills for services rendered under the interconnection agreement. Each party is required to record certain call information and to provide that information to the other party. Each party is responsible for invoicing the other party on a monthly basis.

  Call Tariffs

        Effective March 9, 2001, we pay IsTim a net amount of $0.20 per minute for traffic switched from us to IsTim and IsTim pays us a net amount of $0.20 per minute for traffic switched from IsTim to us.

  Miscellaneous

        A party may seek to modify the interconnection agreement by serving the other party with a notice of request to review the agreement if:

  •
  its license is materially changed (whether by amendment or replacement);

  •
  a material change occurs in the law or regulations governing telecommunications in Turkey;

  •
  the interconnection agreement expressly provides for a review or makes express provision for a review or the parties agree in writing that there should be such a review;

  •
  a material change occurs which affects or could affect the commercial or technical basis of the interconnection agreement; or

  •
  there is a general review pursuant to the interconnection agreement.

        Upon service of a review notice, the parties must negotiate in good faith toward a resolution of the subject matter of the review. If the parties fail to reach agreement within three months from the date of service of the review notice, either party may request that the Telecommunications Authority determine the manner, if any, in which the interconnection agreement should be modified. The interconnection agreement will be modified in accordance with that determination, unless the determination is subject to a legal challenge. The interconnection agreement cannot be assigned or transferred by the parties without the other party's prior written consent.

        The IsTim interconnection agreement will remain in force for the duration of the license period unless one of the parties serves a three-month termination notice to the other party.

        The IsTim interconnection agreement will terminate:

  •
  automatically upon expiry of the parties' respective license periods or on termination of the respective license agreements by the Ministry of Transportation; or

  •
  save for events of force majeure, upon one month's termination notice by the parties, due to failure to fulfill the obligations in the interconnection agreement for a period in excess of three months.

        Even in the event of termination of the interconnection agreement, all services provided and the obligations of the parties during the term of this agreement will continue to become effective for a period of six months until interconnection can be realized with Turk Telekom or another alternative network operator.

        Any disputes between the parties shall be first subject of friendly settlement by the efforts of the parties. In the event that parties fail to reach an amicable settlement, then they shall refer the matter to the Telecommunications Authority for its recommended solution to the dispute in question. If the proposed solution recommended by the Telecommunications Authority is not accepted by the parties, the parties are free to refer the matter to arbitration in accordance with the provisions of the Turkish Civil Procedural Law.

Telecommunications Services Agreement with Milleni.com

  General

        We and Milleni.com GmbH (Milleni.com) entered into a telecommunications services agreement in April 2001. The Milleni.com telecommunications services agreement is intended to supply telecommunications services to each other within Germany and Turkey for an initial period of twelve months, after which the agreement shall continue to be in force unless and until terminated by either party upon a minimum 60 days advanced written notice by either of the parties.

        Under the Milleni.com telecommunications services agreement, each of the parties agree to provide telecommunications services, as defined under the agreement, to each other whereby Milleni.com may convey calls to Turkcell's switch and Turkcell may convey calls to Milleni.com's switch for onward transmission to their destinations. Scope to the services may be extended subject to the parties' further agreement. We and Milleni.com undertook to use the Services in accordance with directions, consents, specifications, designations or determinations of the local regulatory authorities within the respective jurisdiction. Moreover, each of the parties guaranteed certain principles for use of services by its customers to the other.

        The Milleni.com telecommunications services agreement establishes understandings between the parties relating to a number of operational areas, including applicable interconnection principles and other technical, operational, financial and procedural aspects of interconnection.

  Standards

        The Milleni.com telecommunications services agreement specifies that the parties shall establish and maintain initial points of connection required for the provisioning of services to and from their respective systems. Initially, the parties shall connect their telecommunications systems via a 2 Mbit/s circuit(s) to be provided by a supplier as agreed by the parties mutually. Ordering and provision of capacity by the supplier shall also be agreed between the parties. Any modifications or extensions to the initial arrangement require agreement between the parties in consideration of the traffic forecasts supplied by each of the parties to the other.

        Each party shall bear its own equipment and installation charges for utilization of services and ongoing charges for the circuits to other party's telecommunications system shall be shared equally.

        With respect to forecasting of traffic, the parties have adopted the certain criteria, including minimum requirements for such forecasts, extra capacity to be made available and notifications thereof. Neither of the parties shall be obliged to provide the relevant telecommunications services to the other if the volume or profile of traffic exceeds to a material extent or materially different from that specified in the forecast or the preceding quarter from the other party's system, as the case may be.

  Operational Issues

        The Milleni.com telecommunications services agreement outlines the applicable interconnection principles and provides the technical basis and rationale for technical specifications and manuals to be agreed to by the parties. The interconnection agreement:

  •
  sets forth principles of operations and maintenance procedures in the operation manuals;

  •
  establishes minimum standard for the switched service interconnect;

  •
  provides for maintenance or provisioning activity to be carried out by one of the parties on the equipment provided, owned or operated by the other party; and

  •
  creates an obligation to comply with all reasonable requests for access to each other's site to maintain equipment or services to the agreed level.

        As a warranty from one party to the other, both of the parties are liable to maintain overall network quality and the quality of the service provided shall be consistent with other common carrier standards, government regulations and sound business practices. The parties do not make any other warranties within the scope of the agreement.

        The Milleni.com telecommunications services agreement also establishes principles of provision of information and confidentiality of certain information provided.

  Call Tariffs

        Milleni.com charges Turkcell at various prices identified within the scope of the agreement for the calls destined to numerous networks around the globe. Turkcell charges USD 0,10 per minute for the Turkcell network terminated traffic.

        Either of the parties may modify its rates upon one-month advanced written notice, at its sole discretion.

  Payments

        The Milleni.com telecommunications services agreement provides for the payment by both of the parties of fees for the interconnection services provided. In that respect, we are obliged to pay charges due to Milleni.com in monthly arrears within 30 days from the receipt of invoice. Milleni.com shall pay charges due to us in monthly arrears within 30 days from the receipt of invoice.

        The Milleni.com telecommunications services agreement indicates that the charges specified in the agreement are exclusive of Value Added Tax or any other applicable tax. If such taxes are due and owing, that amount shall be added to the invoice and charged to the other party at the then prevailing rate.

        The Milleni.com telecommunications services agreement states that if a party fails to make charges when due, the amount past due bears daily interest at an annual rate of 3% points greater than Euro LIBOR from the date on which such amount becomes due until the date on which it is paid, unless the invoice is correctly disputed. The applicable interest shall accrue day by day and not be compounded.

  Miscellaneous

        The Milleni.com telecommunications services agreement provides that either of the parties may suspend services or terminate the agreement by serving the other party with a written notice taking immediate effect if:

  •
  the other party commits any material breach (including failure to pay any charges) and has not remedied the breach within 30 days after receipt of written notice in that respect;

  •
  either party's license to operate or to use either party's system is revoked or terminated for any reason;

  •
  the other party makes an arrangement or composition with its creditors or makes an application to a competent court for protection from its creditors or a bankruptcy order is made or a resolution is passed for its winding up or a court of competent jurisdiction makes and order for its winding up or dissolution or an administration order is made or a receiver is appointed over any of its assets;

  •
  the other party does not provide the services to the minimum standards and jointly agreed operation manual and fails to remedy such failure within 30 days of receipt of written notice; or

  •
  the other party fails to pass switched telecommunications traffic to the first for a period of 3 consecutive months.

        Either of the parties may also terminate the agreement for any reason if force majeure events arise or upon a 60 day written notice. Termination or expiry of the agreement shall not affect accrued rights and obligations of the parties and indemnification and confidentiality provisions shall remain in force.

        The Milleni.com telecommunications services agreement cannot be assigned without prior written consent of the other party, provided that rights and obligations thereunder may be assigned to an associated company of that party or to a third party who has acquired its system if such associated company or third party holds all necessary licenses, consents and permissions as may be necessary to fulfill its obligations under the agreement. Any permitted transfer shall only be effective upon signature by both of the parties and the assignee of a formal notation agreement under which the assigned shall agree to observe and perform all of the provisions of such telecommunications services agreement.

        The Milleni.com telecommunications services agreement is governed under Turkish law and the disputes arising thereunder shall be resolved before Istanbul courts. The Milleni.com telecommunications services agreement also sets forth detailed special provisions for the settlement of billing disputes, including cooperation, executive management level consideration and referral to experts, if necessary.

4C.    Organizational Structure

        The following chart lists each of our key subsidiaries, its country of incorporation and our proportionate ownership interest as of June 16, 2003.

        In order to facilitate the diversification of our telecommunications business and the development of additional telecommunications services using advanced technologies, such as Digital television and Internet services, we formed a holding company in 2000 to hold many of our non-GSM and international GSM investments. The holding company, Fintur, is owned jointly with some of our principal shareholders. Prior to the subsequent restructuring in 2002, we owned 25% of Fintur. The remaining equity of Fintur was owned by Sonera Holding B.V. and members of the Cukurova Group.

        During 2002, Fintur restructured its two business divisions, the international GSM businesses and the technology businesses. Under the restructuring agreement, we bought 16.45% of Fintur's international GSM businesses from the Cukurova Group, increasing our stake in the business to 41.45%. Simultaneously, Fintur sold its entire interest in its technology businesses to the Cukurova Group. We paid a total of $70.7 million to the Cukurova Group. We believe that the reorganization of Fintur will enable us to focus on our core mobile business and provide opportunities for future growth since these GSM operations are located in countries with low mobile penetration rates. There are certain risks related to the reorganization of Fintur, as well as our investment in Fintur, which are discussed in "Item 3D. Risk Factors."

        As a result of the restructuring, Fintur no longer has an interest in its former technology businesses, specifically: Superonline, Digital Platform, European Telecommunications Holding E.T.H. A.G., Mobicom Bilgi Iletisim Hizmetleri A.S., Verinet Uydu Haberlesme Sanayi ve Ticaret A.S., and Topaz Telekomunikasyon Yayincilik Reklamcilik Sanayi ve Ticaret A.S.

        The following chart sets forth the ownership structure of Fintur and its direct and indirect ownership of its principal subsidiaries as of June 16, 2003.

4D.    Property, Plant and Equipment

        Our principal properties consist of management offices, switching sites, customer service centers, network infrastructure sites and network and office equipment. We lease our principal real properties under finance leases, own land to build switching sites and also rent on a short-term basis some properties where most of our regional offices are located. We intend to acquire, lease or rent additional properties in connection with the expansion of our network and the opening of additional subscriber service centers.

        We leased a building in central Istanbul under a finance lease that serves as our headquarters, which we have occupied since April 1998. The lease expired in December 2001. We had a purchase option on this building and we exercised it in February 2002. In connection with the exercise of this option we paid approximately $1.7 million. We also leased under finance leases, renovated and occupied other buildings in Istanbul-Maltepe, Istanbul-Gunesli I, Istanbul-Gunesli II, Ankara I, Ankara II and Izmir. These buildings house switches, call centers, customer services and operational offices. We leased, renovated and started operating a call center in Istanbul-Gunesli at the end of 1999.

        In addition to leasing properties, we also purchased buildings in Istanbul-Davutpasa, Bursa, Konya, Antalya, Aydin and Erzurum. We also purchased lands to build switching and operational sites in Adana, Ankara, Balikesir, Bodrum, Denizli, Diyarbakir, Istanbul, Mugla, Samsun, Gaziantep, Izmit, Gaziantep, Tekirdag and Trabzon. All of these switches (except the last three) have been completed and are fully operative.

        In addition to the foregoing properties, we maintain two office buildings in Istanbul: Yildiz and Beyoglu. Although we had previously rented 18 customer service centers in eight different cities in Turkey, we changed our strategy at the end of 2002 and started to close the customer service centers. As of May 2003, we had five customer service centers in three different cities in Turkey.

        We also leased over 7,440 base stations as of May, 2003. We believe that we can renew these leases on their termination or obtain satisfactory alternative sites if the leases are not renewed.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

  Economic Outlook in Turkey

        Economic developments in Turkey have had, and may continue to have, a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. In particular, the Turkish economy was adversely affected by the significant economic difficulties that occurred in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002, the Turkish economy remains fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002.

        In 2002, a new IMF backed program sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector and public sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth. Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new standby program. These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002.

        Turkey's return to economic stability is dependent to a large extent on the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments. Our financial condition, future operations and cash flows could be adversely affected by continued economic difficulty.

        The economic problems that Turkey may face in 2003 onwards are primarily the high real interest rates and debt sustainability targets in the IMF program criteria, especially the primary surplus target of 6.5%. Even though the Iraq war ended in a rather short period of time, Turkey's fragile relations with the United States is another risk factor that may affect the financial markets negatively in the near future. Our financial condition, future operations and cash flows could be adversely affected by continued economic difficulty. In particular, our operating results, including average monthly revenue per user, have been negatively impacted as a result of the economic risk factors in Turkish economy.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates, including those related to doubtful accounts, fixed assets and intangibles, income taxes, and contingencies and litigations. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        A summary of our significant accounting policies are set forth in note 3 to our consolidated financial statements. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

  Fixed assets and intangibles

        Fixed assets and intangibles are stated at cost. Leases of plant and equipment under which we assume substantially all the risks and the rewards incidental to ownership are classified as finance leases. Other leases are classified as operating leases.

        Finance leases are recognized in the balance sheet by recording an asset and liability equal to the present value of minimum lease payments at the inception of the lease. Capitalized finance leases are depreciated over the estimated useful life of the asset or the lease term where appropriate. Lease liabilities are reduced by repayments of principal, while the interest charge component of the lease payment is charged to income.

        Depreciation and amortization is provided using the straight-line method at rates established based on the estimated economic lives of the related assets. The annual rates used approximate the estimated economic lives of the related assets and are as follows:

Buildings	4.0%
Machinery and equipment	12.5% - 25.0%
Furniture, fixture and equipment	20.0% - 25.0%
Motor vehicles	20.0% - 25.0%
Leasehold improvements	20.0% - 36.0%
Intangibles	4.0% - 12.5%

        Major renewals and improvements are capitalized and depreciated/amortized over the remaining useful lives of the related assets. Maintenance, repairs and minor renewals are expensed as incurred.

        When assets are otherwise disposed of, the costs and the related accumulated depreciation or amortization are removed from the accounts and resulting gain or loss is reflected in net income.

        Almost 100% of our operational fixed assets are depreciated over an 8-year term representing our best estimate of the operational assets useful lives. If the technology rapidly changed and caused the estimated useful lives to decrease by 1 year to an average life of 7 years, our depreciation expense on our operational fixed assets would increase by $45 million.

  Impairment of long-lived assets

        When events or circumstances arise which would require us to test our long-lived assets for impairment, we are required to evaluate whether the book value of our long lived assets are greater or less than the fair value of such assets. A significant technological change or a decrease in the number of subscribers which is below the optimum level may cause impairment.

        In assessing the recoverability of our fixed assets and intangibles we must make judgments and assumptions regarding estimated future cash flows and other factors to determine the respective assets. Our estimates of future cash flows are subject to a significant number of variables including, the number of subscribers, average revenue per subscriber, inflation, devaluation, competition and other economic factors. To the extent the actual cash flows are less than the estimated cash flows, additional impairment charges may be required.

  Estimation of allowance for doubtful accounts

        The preparation of financial statements requires us to make estimates and assumptions that affect the reported amount of allowance for doubtful accounts. To make these estimates and assumptions, we analyze our accounts receivable and historical doubtful accounts, subscriber credit-worthiness and current social and economic trends when evaluating the adequacy of the allowance for doubtful accounts. If our estimates or assumptions prove incorrect for any reason, we may not have a sufficient allowance to cover our bad debt.

        Our bad debt expense as a percentage of revenues decreased by approximately 46% to 1.9% of revenues in 2002 from 3.5% in 2001. If our bad debt expense rises back to a level of 3.5% of revenues, an additional provision for doubtful accounts of approximately $32 million would be required.

  Liabilities arising from litigation

        We are involved in various claims and legal actions arising in the ordinary course of business. We make provisions for liabilities arising from litigation in accordance with SFAS 5, which requires us to provide for liabilities arising from litigation when the liabilities become probable and estimable. Our current estimated liability related to some of the pending litigations is based on claims for which our management can estimate the amount and range of loss. We continuously evaluate our pending litigation to determine if any developments in the status of litigation require an accrual to be made. Due to the complexity of the law and the limited history of privatization in Turkey, it is often difficult to accurately determine the ultimate outcome of the litigation. These variables and others can affect the timing of when we provide an accrual for certain litigation. Accordingly, the timing of when we provide for certain legal claims is subject to estimates made by us and our outside council, which are subject to change as the status of the legal cases develop over time. Such revision in our estimates of the potential liability could materially impact our consolidated financial position or results of operations, or liquidity.

  Loyalty program

        Since July 2000, Turkcell has had a subscriber loyalty (point) program. We do not currently plan to terminate the program. However, with a prior announcement, we may terminate or extend this program at any time without any reason.

        In our program, we award points to our postpaid subscribers based on the amount of billings. Subscribers can redeem specified quantities of points for free products or services. Free products and services include those provided by third parties that are paid by us and free airtime for calls, messages, secretarial services, etc., provided by us.

        Under our program, we may do any of the following: change quantities of points for products and services for any reason; make changes in the reward catalog in whole or in part; or replace a requested product or service with another one.

        As of December 31, 2002, we have provided for the anticipated costs associated with our loyalty program based on our estimated redemption rates based upon historical data showing that historically approximately 16% of total points awarded were redeemed by subscribers.

        We can control and limit costs related to the loyalty program mainly by terminating the program at any time with a prior announcement, changing quantities of points for products and services for any reason, making changes in the reward catalog in whole or in part or replacing a requested product or service with another one. There are numerous variables that can affect the ultimate redemption rate and the related accrued promotional liability. If the redemption rate significantly increases, our promotional expense will also increase.

        As additional data shows a change in our historical data, we will revise our estimation of potential liability relating to the loyalty program. Such revision, in our estimation, could materially impact our consolidated financial position or results of operations.

  Income taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Our deferred tax assets and liabilities have been remeasured into US dollars in accordance with the provisions of SFAS No 109 and the transaction gains and losses that result from such remeasurement have been included within the translation loss in the consolidated financial statements.

        Non taxable translation gain or loss results from translation of Turkish Lira denominated non-monetary assets and liabilities to the US dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No 52 as applied to entities in highly inflationary economies. Under SFAS No 109, such translation gains and losses between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain or loss resulting from the translation of Turkish Lira denominated fixed assets and intangibles into the US dollar.

        We establish valuation allowances in accordance with the provisions of SFAS No 109. We continually review the adequacy of the valuation allowance based on changing conditions in the market place in which we operate and our projections of future taxable income, among other factors. We believe that currently, based on a number of factors, including a history of statutory tax losses, our limited operating history, the continuing increase in competition, political and economic uncertainty within Turkey and in certain neighboring countries, and other factors, the available objective evidence creates sufficient uncertainty regarding the realizability of our net operating loss carryforwards and tax credit carryforwards. We forecast to have taxable income in 2003. However, we are not able to make any assessment about the effects of geo-political situation in certain neighboring countries, namely Iraq, Syria and Iran, on Turkey, on the Turkish economy and on our operations, and, accordingly, such forecast does not include these possible effects. Due to the high level of uncertainty, we believe a full valuation allowance should continue to be provided on the deferred tax assets as we are unable to conclude that the realization of the deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $477.7 million is recorded as of December 31, 2002 (2001: $539.7 million) for such amounts. The valuation allowance at December 31, 2001 and December 31, 2002 has been allocated between current and non-current deferred tax assets on a pro rata basis in accordance with the provisions of SFAS No 109. We believe that it is more likely than not that the net deferred tax asset of approximately $102.3 million as of December 31, 2002 (2001: $35.8 million) will be realized through reversal of taxable temporary differences. Changes in valuation allowances mainly result from changes in management's projections on recoverability of certain deferred tax assets.

5A.    Operating Results

        The financial information contained in the following discussion and analysis has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. The following discussion and analysis should be read in conjunction with the consolidated balance sheets as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002, and the related notes.

        Certain statements contained below, including information with respect to our plans and strategy for our business, are forward-looking statements. The statements contained in this discussion of operating results, which are not historical facts, are forward-looking statements with respect to our plans, projections or future performance, the occurrence of which involves certain risks and uncertainties. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements, see "Item 3D. Risk Factors."

Overview

        We were formed in 1993 and we commenced operations in 1994 pursuant to a revenue sharing agreement with Turk Telekom. Since April 1998, we have operated under a 25-year GSM license, which was granted upon payment of an upfront license fee of $500 million. At the same time we also entered into an interconnection agreement with Turk Telekom for the interconnection of our network with Turk Telekom's fixed-line network.

        Under the license, we pay the Turkish Treasury a monthly treasury share equal to 15% of our gross revenue, which includes subscription fees, monthly fixed fees and communication fees including taxes, charges and duties to the Turkish Treasury. Under our interconnection agreement with Turk Telekom, we pay Turk Telekom an interconnection fee per call based on the type and length of call for calls originating on our network and terminating on Turk Telekom's fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on the fixed-line network and terminating on our network. In addition, we have entered into interconnection agreements with Telsim, Aycell, IsTim and Milleni.com pursuant to which we have agreed, among other things to pay interconnection fees to the other parties for calls originating on our network and terminating on theirs and they have agreed to pay interconnection fees for calls originating on their networks and terminating on ours.

        We commenced construction of our GSM network in 1993. As of December 31, 2002, we have made capital expenditures amounting to approximately $3.7 billion including the cost of our license. As of December 31, 2002, our network coverage area included approximately 100% of the population living in cities of 10,000 or more people, including the 81 largest cities, and a majority of the country's tourist areas and principal intercity highways.

        Our subscriber base has expanded from 63,500 at year-end 1994 to approximately 10.1 million at year-end 2000, 12.2 million at year-end 2001 and 15.7 million at year-end 2002. The rate of increase in 2002 was higher than in 2001, mainly due to positive consumer sentiment in the Turkish market. We target a modest growth in our subscriber base in 2003. However, further instability in the region, aggressive pricing by our competitors and potential change in Turkey's macroeconomic policies may impact the growth of our subscriber base in 2003.

        During the first quarter of 1999, we introduced a prepaid mobile service in order to increase penetration and limit credit risk. This service permits access to our GSM services to subscribers who prefer to avoid monthly billing or to better control their mobile communication expenses. By December 31, 2002, 11.0 million subscribers had commenced usage of the prepaid service. Average minutes of use per prepaid subscriber and average revenue per prepaid subscriber tend to be lower than for postpaid subscribers. Our average monthly minutes of use per subscriber has decreased from 103.4 minutes in 2000 to 63.9 minutes in 2001 and to 56.2 minutes in 2002, and our average revenue per subscriber also decreased from $12.6 in 2001 to $11.7 in 2002. These decreases were mainly due to the increased portion of prepaid subscribers, who on average have lower mobile usage patterns compared to postpaid subscribers, in our subscriber base and the increase in penetration rate in Turkey. We believe that minutes of use per subscriber in 2003 will be similar to 2002 despite the dilutive impact of our increasing prepaid subscriber base. See "Item 5D. Trend Information."

        Churn is calculated as the total number of subscriber disconnections during a period as the percentage of the average number of subscribers for the period. Churn refers to disconnected subscribers, both voluntary and involuntary. We adopted a shorter disconnection process on

September 14, 2000 for nonpaying subscribers. Under this disconnection process, subscribers who do not pay their bills will be disconnected from our network, and included in churn, upon the commencement of the legal process to disconnect them, which occurs approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. As a result, for the year ended December 31, 2001, we disconnected approximately 786,000 subscribers for nonpayment of bills and our annual churn rate was 13.1%. For the year ended December 31, 2002, we disconnected approximately 230,000 additional subscribers for nonpayment of bills. Our churn rate was 12.9% for the year ended December 31, 2002. We have an allowance for doubtful accounts in our financial statements for such non-payments and disconnections amounting to $111.0 million and $126.7 million as of December 31, 2001 and December 31, 2002, respectively, which we believe is adequate. In previous periods, the majority of disconnections was due to non-payment of bills. However, in 2002, the majority of subscriber disconnections were prepaid subscribers as a result of the increased number of our prepaid subscribers in our subscriber base, which subscribers have lower usage patterns than postpaid subscribers, rather than as a result of subscriber disconnections.

International and Other Domestic Operations

        In order to facilitate the diversification of our telecommunications business and the development of additional telecommunications services using advanced technologies, such as digital television and Internet services, we and several of our founding shareholders formed a new holding company in 2000, Fintur, to hold many of our non-GSM and international GSM investments. Prior to the restructuring in 2002, which is described below, we owned a 25% interest in Fintur. During 2002, Fintur restructured its two business divisions, the international GSM businesses and the technology businesses. Under the restructuring agreement, we bought 16.45% of Fintur's international GSM businesses from the Cukurova Group, increasing our stake in the business to 41.45%. Simultaneously, Fintur sold its entire interest in its technology businesses to the Cukurova Group. We paid a total of $70.7 million to the Cukurova Group. We believe that the reorganization of Fintur will enable us to focus on our core mobile business and provide opportunities for future growth since these GSM operations are located in countries with low mobile penetration rates. There are certain risks related to the reorganization of Fintur, as well as our investment in Fintur, which are discussed in "Item 3D. Risk Factors." Fintur currently holds our entire interest in our international GSM investments other than our Northern Cyprus operations.

        For a description of the businesses held by Fintur see "Item 4B. Business Overview—International Operations".

        In addition to our interest in Fintur, we also have interests in other Turkish ventures. For a description of these businesses, see "Item 4B. Business Overview—Other Domestic Operations".

Revenues

        Our revenues are mainly derived from communication fees, monthly fixed fees, call center revenues and sales of SIM cards. Communication fees consist of charges for calls that originate or terminate on our GSM network, including international roaming, and are based on minutes of actual usage of service. Per-minute communication fees vary according to the subscriber's service package. Monthly fixed fees are charged to each postpaid subscriber each month in a specified amount that varies according to the subscriber's service package, without regard to actual use of our GSM network services. Prior to March 1, 2000, we charged a one-time nonrefundable subscription fee when a new subscriber initially contracted with us for the provision of GSM network services. The subscription fee was waived in many cases after the award of our license and was finally terminated on March 1, 2000, as part of our promotions to increase our subscriber base. SIM card revenues are receipts from the sale of SIM cards, which we sell to handset importers and which are needed to operate a handset used by a subscriber. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliated non-consolidated companies. In March 2001, we launched General Packet Radio Services (GPRS) in Turkey, which allows users to remain connected to the network at all times for the receipt of data transmissions, enabling bearer capability for WAP and SMS and Internet applications. GPRS charges to subscribers are based on the amount of data downloaded.

        Since the acquisition of our license, we have recognized subscription fees (until their discontinuation on March 1, 2000) and SIM card sales as revenue upon initial entry of a new subscriber into the GSM network, only to the extent of the direct costs associated with providing these services. Excess subscription fees, if any, were, and SIM card sales continue to be, deferred and recognized over the estimated effective subscriber life. In connection with postpaid and prepaid subscribers, we currently incur costs for activation fees to dealers and other promotional expenses, which historically offset all or substantially all of the subscription fees. We charge a usage fee for certain services we offer, such as SMS, voicemail and data and facsimile transmission. Our revenues depend on the number of subscribers, call volume and tariff pricing.

        As is the case throughout Europe, airtime charges generally are paid only by the initiator of a call, except when a subscriber travels outside Turkey, in which case we charge the subscriber for a portion of the incoming call.

        In accordance with the Telecommunications Law, we set our tariffs independently, subject to maximum prices defined by the Telecommunications Authority, which are based on among other things, prices abroad for comparable GSM services, the Turkish consumer price index and the US consumer price index. We also notify the Authority at least 7 days before the amendment of any tariff. Prior to the award of our license in April 1998, the rates charged to subscribers for communication, monthly access and subscription fees were set by Turk Telekom. We periodically raise tariffs to offset Turkish inflation and devaluation of the Turkish Lira. We raised tariffs in February, April and June 2002 and March 2003. We also launched a variety of new tariff packages to attract new subscribers. Despite the limited impact of price competition thus far, we will continue to communicate our existing price advantages, while launching a variety of new tariff packages. Although the Amending Law has no specific regulations in case of tariff policy, it authorizes the Telecommunications Authority to scrutinize activities in contradiction to fair competition. On the regulatory side, the Telecommunications Authority is working towards implementation of cost-based interconnect tariffing for the telecom sector. See "Item 4B. Business Overview—Regulation of the Turkish Telecommunications Industry."

        We charge Turk Telekom a net amount of $0.06 per minute after deducting VAT, communications tax and other taxes from the basic one-minute charge for local, metropolitan and long-distance traffic switched from Turk Telekom to our network. Prior to the award of the license, we did not receive payments from Turk Telekom for interconnection. Starting from March 1, 2001, we charge Telsim a net amount of $0.20 per minute for traffic switched from Telsim to us. Prior to October 1999, we did not have an interconnection agreement with Telsim. We entered into an interconnection agreement with IsTim on February 13, 2001, that became effective on March 9, 2001, after the approval of the Ministry of Transportation. Effective March 9, 2001, we charge IsTim a net amount of $0.20 per minute for traffic switched from IsTim to us. We also entered into an interconnection agreement with Aycell on July 19, 2001. We charge Aycell a net amount of $0.20 per minute for traffic switched from Aycell to us. We entered into an interconnection agreement with Milleni.com GmbH (Milleni.com) in April 2001. Under the interconnection agreement with Milleni.com, we charge Milleni.com a net amount of $0.10 per minute for our network terminated traffic.

        Under our license, we estimate that the amount after deducting treasury share, international roaming and interconnect expenses from revenues represent 72%, 74% and 71% of our revenues for the year ended December 31, 2000, 2001 and 2002, respectively. Prior to the award of our license, we received approximately 25% to 30% of net GSM network revenues under our revenue sharing agreement with Turk Telekom.

        During the third quarter of 2001, we were approached by IsTim, a new competitor that began its operations in March 2001 under the brand name of Aria, to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority but we were unable to reach an agreement with IsTim and we commenced litigation proceedings to prevent the imposition of an agreement by the Telecommunications Authority. The introduction of national roaming in Turkey could have a negative impact on our revenues. For a description of the dispute regarding the national roaming agreement and the risks relating to such dispute, see "Item 3D. Risk Factors".

Operating Costs

  Direct Cost of Revenues

        Direct costs of revenues include mainly ongoing license fee payments, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign GSM network operators for calls made by our subscribers while outside Turkey, interconnection fees paid to Telsim, IsTim, Aycell, Milleni.com and Turk Telekom and wages, salaries and personnel expenses for technical personnel. Direct costs of revenues also include costs arising from legal disputes. For a detailed discussion of our legal and arbitration proceedings, see "Item 8A. Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings."

        Under the Turk Telekom interconnection agreement, we pay Turk Telekom interconnection fees of $0.06 per minute for calls to our GSM network, $0.014 per minute for local calls from our network to the Turk Telekom fixed-line network and $0.025 per minute for non-local calls from our network to the Turk Telekom fixed-line network. Prior to the award of the license, we did not pay ongoing license fees. In addition, we did not pay Turk Telekom separately for interconnection. Interconnection costs were covered in the revenues that Turk Telekom retained under the Revenue Sharing Agreement.

        Effective March 1, 2001, we pay Telsim a net amount of $0.20 per minute for traffic switched from us to Telsim. Prior to October 1999, we did not have an interconnection agreement with Telsim. Calls originating on our network and terminating on the Telsim network were routed through the Turk Telekom network and we paid Turk Telekom for the interconnection. We entered into an interconnection agreement with IsTim that became effective on March 9, 2001, after the approval of the Ministry. Under the IsTim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network after the other's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Starting from March 9, 2001, we pay IsTim a net amount of $0.20 per minute for traffic switched from us to IsTim. We also entered into an interconnection agreement with Aycell on July 19, 2001. We pay Aycell a net amount of $0.20 per minute for traffic switched from us to Aycell. Under the Milleni.com interconnection agreement, each of the parties agree to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch for onward transmission to their destinations. Milleni.com charges us at various prices identified within the scope of the agreement for the calls destined to numerous networks around the globe. These charges are included in direct cost of revenues.

  General and Administrative

        General and administrative expenses consist of fixed costs, including services provided by outside sources, company cars, office rent, office maintenance, insurance, consulting, wages, salaries and personnel expenses for non-technical and non-marketing employees and other overhead charges. In addition, while these expenses are generally related to the size of our employee base, the general and administrative expense per employee has decreased over the past three years due to economies of scale. Since the award of the license in April 1998, our general and administrative expenses also include bad debt expenses of our postpaid subscribers.

  Selling and Marketing

        Selling and marketing expenses consist of public relations, sales promotions, dealer activation fees, advertising, subsidies, wages, salaries and personnel expenses of sales and marketing related employees and other expenses, including travel expenses, office expenses, insurance, company car expenses, training expenses and telephone cost services.

        The average acquisition cost was approximately $52 per new subscriber for 2000, $40 per new subscriber for 2001 and $26 per new subscriber for 2002. We compute average acquisition cost per new subscriber by adding sales promotion expenses, SIM card subsidies, activation fees and special transaction tax and dividing the sum by the gross number of new subscribers for the related period. These costs are recorded as either selling and marketing expense or reduction of revenue in our statements of operations. We believe that despite the recent decline in acquisition costs, the average acquisition cost may increase in the future as a result of increasing competition to attract new subscribers.

Results of Operations

        The following table shows certain items in our statement of operations as a percentage of revenues.

	Years ended December 31,
	2000	2001	2002
Statement of Operations (% of revenue)
Revenues
Communication fees	88.9	93.9	96.8
Monthly fixed fees	10.4	4.9	2.1
SIM card sales	0.3	0.7	0.7
Call center revenues	0.3	0.5	0.4
Other	0.1	0.0	0.0
Total revenues	100.0	100.0	100.0
Direct cost of revenues	(58.0)	(69.0)	(69.3)
Gross margin	42.0	31.0	30.7
General and administrative expenses	(9.1)	(7.6)	(5.3)
Selling and marketing expenses	(12.3)	(10.6)	(11.3)
Operating income	20.6	12.8	14.1

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        We had 15.7 million subscribers, including 11.0 million prepaid subscribers, as of December 31, 2002, compared to 12.2 million subscribers, including 7.6 million prepaid subscribers, as of December 31, 2001. During the year 2002, we added approximately 3.5 million net new subscribers.

  Revenues

        Total revenues for the year ended December 31, 2002 increased 16% to $1,973.9 million from $1,702.2 million in 2001. The increase in revenues is mainly due to the growth of the subscriber base and increase in tariffs on a US dollar basis.

        Revenues from communication fees for the year ended December 31, 2002 increased 20% to $1,911.0 million from $1,598.2 million in 2001 mainly due to the 31% increase in tariffs and the growth of our subscriber base. Communication fees include SMS revenue, which amounted to $191.2 million and $165.4 million for the years ended December 31, 2002 and 2001 respectively. As the monthly fixed fee in Turkish Lira remained the same for the period between May 15, 2001 and December 31, 2002, devaluation of Turkish Lira caused monthly fixed fees to decline as a percentage of revenues. Accordingly, revenues from monthly fixed fees for the year ended December 31, 2002 decreased 51% to $40.9 million from $83.9 million for the year ended December 31, 2001. SIM card revenues for the year ended December 31, 2002 increased 11% to $13.3 million from $12.0 million for the year ended December 31, 2001.

        We adopted EITF 01-09 "Accounting for Consideration Given to a Customer or a Reseller of the Vendor's Products" on January 1, 2002. As a result of applying the provisions of EITF 01-09, our revenues, gross profit, and selling and marketing expenses each were reduced by an equal amount of $161.0 million and $84.7 million for the years ended December 31, 2000 and 2001, respectively. The adoption of EITF 01-09 had no impact on operating income, net income (loss) or earnings (loss) per share. As a result of the application of EITF 01-09 to prior periods, certain figures provided in this document will differ from figures provided previously.

  Direct cost of revenues

        Direct cost of revenues increased 16% to $1,366.9 million for the year ended December 31, 2002 from $1,173.7 million in 2001 mainly due to the increase in revenue-based costs such as the ongoing license fee paid to the Turkish Treasury, which increased 22% to $340.7 million for the year ended December 31, 2002 from $279.0 million in 2001 due to the increase in revenues. Interconnection costs increased 47% to $193.3 million for the year ended December 31, 2002 from $131.3 million in 2001, mainly due to the increase in off-net traffic.

        Transmission costs, site costs, information technology and network maintenance expenses increased approximately 13% to $197.6 million for the year ended December 31, 2002 from $174.5 million in 2001. After the court decision on the transmission lines dispute with Turk Telekom, we recorded $28.3 million resulting an increase in the direct cost of revenues. In addition, uncapitalizable antenna site costs and expenses increased 16% to $65.6 million for the year ended December 31, 2002 from $56.5 million for the same period in 2001.

        Roaming expenses increased 6% to $29.6 million for the year ended December 31, 2002, from $27.8 million in 2001, mainly due to the increase in roaming revenue generated from the calls made by our subscribers while outside Turkey, primarily reflecting the decreasing effect of the economic crisis.

        Billing costs increased 15% to $21.1 million for the year ended December 31, 2002 from $18.3 million for the year ended December 31, 2001, principally due to the increase in postage fees.

        Depreciation and amortization charges increased 5% to $411.6 million for the year ended December 31, 2002 from $393.8 million in 2001 as a result of an increase in fixed assets and intangibles due to additional capitalization of network investments amounting to $103.0 million in 2002. The amortization charge for our GSM license was $20 million for both 2002 and 2001.

        We have taken necessary measures to decrease operational expenses in order to ensure operational efficiency. We are also taking measures to decrease our capital expenditures. We purchased approximately $250 million in network equipment under our existing $400 million network equipment supply agreement. This agreement will now be terminated and a new supply agreement is on the agenda. We believe that we have the flexibility to roll out investments according to market developments.

        The cost of SIM cards sold increased 18% to $31.5 million for the year ended December 31, 2002, from $26.7 million in 2001, reflecting primarily an increase in the number of prepaid SIM cards sold during 2002 because of 5.3 million gross new subscriber additions in 2002 compared with 4.3 million in 2001.

        Wages, salaries and personnel expenses for technical personnel increased 7% to $50.2 million for the year ended December 31, 2002, from $46.8 million in 2001.

        As a percentage of revenue, direct cost of revenues remained stable at 69% for the year ended December 31, 2002 and 2001.

  General and administrative expenses

        General and administrative expenses decreased 20% to $104.5 million for the year ended December 31, 2002, from $130.7 million in 2001, mainly due to positive effects of cost saving efforts undertaken by us after the first quarter of 2001 and decreased bad debt expenses. As a percentage of revenues, general and administrative expenses were 5% for the year ended December 31, 2002, compared to 8% in 2001.

        Bad debt expenses decreased 38% to $36.9 million for year ended December 31, 2002, from $59.8 million in 2001, mainly due to the increased proportion of prepaid subscribers in our subscriber base, improved collection activities such as credit scoring, and new collection channels and improvement in the legal follow-up system to decrease fraud. We provided an allowance for doubtful receivables identified based upon past experience in our consolidated financial statements.

        Rent expense increased 10% to $4.4 million for the year ended December 31, 2002, from $4.0 million for the year ended December 31, 2001.

        Consulting expenses increased 12% to $9.5 million for the year ended December 31, 2002 from $8.4 million in 2001, mainly due to consulting expenses related to due diligence and relevant fair-value assessments in connection with the restructuring of Fintur incurred in the second quarter of 2002.

        Wages, salaries and personnel expenses for non-technical and non-marketing employees decreased 4% to $19.2 million for the year ended December 31, 2002 from $19.9 million in 2001. The decrease was mainly due to the decrease in headcount during the year ended December 31, 2002.

  Selling and marketing expenses

        Selling and marketing expenses increased 24% to $223.5 million for the year ended December 31, 2002 from $180.5 million in 2001, mainly due to the increase in advertising expenses related to additional marketing activities/campaigns. As a percentage of revenues, selling and marketing expenses were 11% for both of the years ended December 31, 2002 and 2001. We expect our selling and marketing expenses to increase due to increasing competition, however, we aim to keep it stable as a percentage of revenues.

        Total postpaid advertising, market research, product management, public relations and call center expenses increased 46% to $67.3 million for the year ended December 31, 2002, from $46.2 million in 2001, mainly due to increased advertising and product management activities.

        Total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers' frequency usage fee expenses increased 89% to $80.0 million for the year ended

December 31, 2002 from $42.3 million in 2001. The increase in 2002 stemmed mainly from the increase in prepaid advertising expenses incurred for additional marketing campaigns.

        Total sales promotion expenses decreased 25% to $3.0 million for the year ended December 31, 2002 from $4.0 million in 2001, primarily due to the positive effects of cost saving efforts undertaken by us after the first quarter of 2001. Of the total sales promotion expenses for the years ended December 31, 2002 and 2001, $2.3 million and $1.3 million were for prepaid sales promotion activities, respectively.

        Activation fees decreased 7% to $35.6 million for the year ended December 31, 2002, from $38.3 million in 2001. Of the total dealer activation fees for the years ended December 31, 2002 and December 31, 2001, $29.4 million and $30.0 million were for prepaid activations, respectively.

        Wages, salaries and personnel expenses for selling and marketing employees increased 46% to $22.7 million for the year ended December 31, 2002, from $15.6 million in 2001.

  Operating income

        Operating income increased 28% to $278.9 million for the year ended December 31, 2002, from $217.2 million in 2001, mainly due to the increase in our revenues and decrease in general and administrative expenses offset by the increase in our direct cost of revenues mainly resulting from revenue-based costs and the increase in our selling and marketing expenses.

  Income (loss) from related parties, net

        Loss from related parties, which includes sales of GSM equipment and SIM cards and charges for management, promotional materials and technical advisory services provided to Azercell, Moldcell, Geocell and GSM Kazakhstan net of cost of goods sold after accounting for intercompany profit elimination, was $0.2 million for the year ended December 31, 2002, compared to income from related parties of $2.5 million in 2001.

  Interest income (expense), net

        Net interest expense remained almost stable at $206.8 million for the year ended December 31, 2002 compared to $207.8 million in 2001. The decrease in interest expense related with principal repayments of the loans in 2001 and 2002 was offset by the increase in interest expense related to the ongoing license fee on interconnect revenues amounting to $72.5 million. For more detailed information related to the dispute regarding the ongoing license fee on interconnection revenues, see "Item 8A. Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings." Average loans outstanding decreased 24% to $1,489.5 million in 2002 from $1,841.7 million in 2001. Also, no significant fluctuations in interest rates were experienced throughout 2002 as compared to 2001.

  Other income (expense), net

        Other income (expense), net increased to $13.6 million in 2002 from ($5.1) million in 2001, primarily due to income accrual amounting to $6.6 million for the dispute on the interconnection fee related to the 15% fund payments. For more detailed information related to the dispute regarding the interconnection fee related to the 15% fund payments, see "Item 8A. Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings."

  Translation loss

        We have recorded a translation loss of $18.0 million for the year ended December 31, 2002, compared to a translation loss of $151.5 million in 2001. The decrease in translation loss experienced in

2002 stemmed from the 12% devaluation of the Turkish Lira against the US dollar in 2002 compared to the 53% devaluation of the Turkish Lira against the US dollar in 2001.

  Income tax benefit (expense)

        There was no income tax benefit or expense for the year ended December 31, 2002. There was an income tax benefit of $8.8 million for the year ended December 31, 2001. We have experienced significant statutory tax losses and have historically provided a valuation allowance on certain deferred tax assets, which we have determined are unlikely to be recognized. We have recently begun to be profitable for tax purposes, and we forecast to have taxable income in 2003. However, no provision for income taxes has been made as we can offset the provision against net operating loss carryforwards. We will continue to monitor the valuation allowance, and if profits continue in the future, we may reverse a portion of valuation allowance. As of December 31, 2002, we have generated approximately $361.6 million of potential future tax benefit from tax credit carry forwards arising under our Investment Incentive Certificates. See "—Investment Incentive Certificates".

  Equity in net loss of unconsolidated investees

        Equity in net loss of unconsolidated investees was $20.4 million for the year ended December 31, 2002, compared to equity in net loss of unconsolidated investees of $51.3 million for the year ended December 31, 2001. The equity in net loss of unconsolidated investees figure in 2002 is not comparable to the previous year's figure because the technology businesses operated by Fintur have been transferred to the Cukurova Group and our ownership in Fintur has increased from 25% to 41.45% due to the restructuring of Fintur completed in August 2002.

  Net income (loss)

        Net income was $47.4 million for the year ended December 31, 2002, compared to the net loss of $186.8 million in 2001. The change was mainly due to the increase in operating income and the decrease in translation loss.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        We had 12.2 million subscribers, including 7.6 million prepaid subscribers as of December 31, 2001, compared to 10.1 million subscribers, including 4.5 million prepaid subscribers as of December 31, 2000. During the year 2001, we added approximately 2.1 million net new subscribers.

  Revenues

        Total revenues for the year ended December 31, 2001, decreased 18% to $1,702.2 million from $2,063.9 million in 2000. The decrease in revenues for the year 2001 resulted primarily from the depressed economic conditions in Turkey, the lagged impact of tariff increases, the increased proportion of prepaid subscribers with low usage habits in our subscriber base and the 53% devaluation of the Turkish Lira against the US dollar during the year ended December 31, 2001, compared to the 20% devaluation of the Turkish Lira against the US dollar during the year ended December 31, 2000.

        Revenues from communication fees for the year ended December 31, 2001, decreased by 13% to $1,598.2 million from $1,834.6 million in 2000 mainly due to the depressed economic conditions in Turkey and the increased devaluation of the Turkish Lira against the US dollar. Communication fees include SMS revenue which amounted to $165.4 million and $145.2 million in 2001 and 2000, respectively.

        As the monthly fixed fee in Turkish Lira tariff remained the same during the year 2000 and for the period until May 15, 2001, devaluation of Turkish Lira caused monthly fixed fees to decline in terms of

US dollars as a percentage of revenues. Accordingly, revenues from monthly fixed fees for the year ended December 31, 2001, decreased 61% to $83.9 million from $214.5 million in 2000. Our subscription fee waiver promotions and discontinuation of subscription fees commencing on March 1, 2000, caused a decline in revenues from subscription fees to zero for the year ended December 31, 2001, from $0.1 million in 2000. SIM card revenues for the year ended December 31, 2001, increased 90% to $12.0 million from $6.3 million in 2000.

  Direct cost of revenues

        Direct cost of revenues decreased 2% to $1,173.7 million for the year ended December 31, 2001, from $1,197.1 million in 2000, mainly due to the decrease in revenue-based costs such as the ongoing license fees paid to Turkish Treasury, which decreased 19% to $279.0 million for the year ended December 31, 2001 from $346.3 million in 2000, and the reversal of the 15% fund payment for the interconnection fees that we had included in direct cost of revenues both in year 2000 and in the first half of 2001, which amounted to $81.3 million. Additionally, as a result of the progress in the legal proceeding with Turk Telekom for 15% fund, previously paid to Turk Telekom, $23.3 million was recorded as income in direct cost of revenues in the accompanying financial statements. Ongoing license fees decreased due to decrease in revenue. The decreases in ongoing license fees were partially offset by the increase in interconnection fees mainly due to renegotiation of interconnection terms with Telsim in line with the agreements signed with IsTim and Aycell and the increase in transmission costs.

        Transmission costs, site costs, information technology and network maintenance expenses increased 42% to $174.5 million for the year ended December 31, 2001, from $123.0 million in 2000, primarily as a result of including the prepayments related to the differences between the 25% and 60% discounts on transmission line leases for the years ended December 31, 2001 and 2000. In addition, uncapitalizable antenna site costs and expenses increased 102% to $56.5 million for the year ended December 31, 2001, from $28.0 million in 2000.

        Roaming expenses decreased 23% to $27.8 million for the year ended December 31, 2001, from $36.0 million in 2000, mainly due to the decrease in roaming revenue generated from calls made by subscribers while outside Turkey.

        Billing costs decreased 49% to $18.3 million for the year ended December 31, 2001 from $35.9 in 2000, principally due to the decrease in the number of invoices printed due to the decrease in the number of postpaid subscribers in 2001 compared to the year 2000 and the increased devaluation of the Turkish Lira against the US dollar during 2001.

        Depreciation and amortization charges increased by 31% to $393.8 million for the year ended December 31, 2001 from $299.6 million in 2000 as a result of an increase in fixed assets due to additional capitalization of network investments amounting to $265.0 million in 2001. The amortization charge for our GSM license was $20.0 million for both 2001 and 2000.

        The cost of SIM cards sold decreased by 15% to $26.7 million for the year ended December 31, 2001, from $31.4 million in 2000, reflecting primarily a decrease in the number of SIM cards sold during the year 2001 because of 4.3 million gross new subscriber additions in 2001 compared with 5.8 million in 2000.

        Wages and salaries and personnel expenses for technical personnel increased 2% to $46.8 million for the year ended December 31, 2001, from $46.0 million in 2000 due to expansion of the network investments.

        As a percentage of revenue, direct cost of revenues increased to 69% for the year ended December 31, 2001, from 58% in 2000.

  General and administrative expenses

        General and administrative expenses decreased 30% to $130.7 million for the year ended December 31, 2001 from $187.9 million in 2000, mainly due to cost saving efforts undertaken in departmental expenses and the increased devaluation of the Turkish Lira against the US dollar. As a percentage of revenues, general and administrative expenses were 7% for the year ended December 31, 2001, compared to 8% in 2000.

        Bad debt expenses decreased 40% to $59.8 million for the year ended December 31, 2001, from $99.0 million in 2000 mainly due to the increased devaluation of the Turkish Lira against the US dollar, the increased proportion of prepaid subscribers in our subscriber base and improved collection activities such as credit scoring, and new collection channels and improvement in the legal follow-up system to decrease fraud. As of December 31, 2001, allowance for doubtful accounts included doubtful receivables in connection with receivables from subscribers living in the Marmara region of Turkey, which was hit by earthquakes on August 17 and November 12, 1999. All telecommunications companies in Turkey deferred the collection of their receivables from subscribers living in the region until February 29, 2000. Such receivables amounted to $1.5 million as of December 31, 2001, and $4.3 million in 2000. We provided an allowance for the full amount of such receivables and also other doubtful receivables identified based upon past experience in our consolidated financial statements.

        Rent expense was $4.0 million for both 2001 and 2000.

        Consulting expenses decreased 12% to $8.4 million for the year ended December 31, 2001, from $9.5 million in 2000, mainly due to our cost saving initiatives implemented in 2001.

        Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 9% to $19.9 million for the year ended December 31, 2001 from $18.3 million in 2000 mainly due to the increase in retirement pay liability. The number of personnel who have the right for retirement pay increased by 41% to 2,131 at December 31, 2001 from 1,513 as at December 31, 2000.

  Selling and marketing expenses

        Selling and marketing expenses decreased 29% to $180.5 million for the year ended December 31, 2001, from $253.3 million in 2000. The decrease primarily reflects higher activation fees in 2000 resulting from the newspaper coupon campaigns to attract new subscribers and the decrease in advertising, public relations and sales promotion expenses. As a percentage of revenues, selling and marketing expenses were 11% for the year ended December 31, 2001, compared to 12% in 2000.

        Total postpaid advertising, market research, product management, public relations and call center expenses decreased 24% to $46.2 million for the year ended December 31, 2001, from $60.8 million in 2000, mainly due to our cost-cutting efforts as a result of the recent economic crisis in Turkey.

        Total prepaid advertising, market research, product management, public relations and prepaid subscribers' frequency usage fee expenses increased 182% to $42.3 million for the year ended December 31, 2001, from $15.0 million in 2000. The increase in 2001 primarily reflected the increase in prepaid subscribers' frequency usage fees to $29.7 million for the year ended December 31, 2001, from $2.5 million in 2000. The main reason for the substantial increase in prepaid subscribers' frequency usage fees was the increase in the number of prepaid subscribers for the year ended December 31, 2000 compared to the year ended December 31, 1999 because frequency usage fees for 2001 were paid for prepaid subscribers in 2000. Prepaid subscribers for the determination of yearly frequency usage fee increased to 4.5 million at December 31, 2000, from 0.5 million at the same period in 1999.

        Total sales promotion expenses decreased 53% to $4.0 million for the year ended December 31, 2001, from $8.5 million in 2000 mainly due to the increase in sales promotion campaigns in the first half of 2001. Prepaid sales promotion expenses for the year ended December 31, 2001, increased to

$1.3 million from $1.2 million over the same period in 2000, due to the increased market trend towards prepaid services in 2001. SIM card subsidy expenses for postpaid services remained almost the same in 2000 and 2001.

        Activation fees decreased 65% to $38.3 million for the year ended December 31, 2001, from $108.4 million in 2000, reflecting our cost-cutting efforts due to the recent economic crisis in Turkey, the increased devaluation of the Turkish Lira against the US dollar and the newspaper coupon campaigns launched in the fourth quarter of 2000 that boosted activation fees. Of the total dealer activation fees for the years ended December 31, 2001 and 2000, $30.0 million and $72.1 million, respectively, were for prepaid activations.

        Wages, salaries and personnel expenses for selling and marketing employees decreased 25% to $15.6 million for the year ended December 31, 2001, from $20.9 million in 2000, mainly due to the positive effects of devaluation on TL-based salaries and wages, headcount reduction and the cost saving efforts implemented in 2001.

  Operating income

        Operating income decreased 49% to $217.2 million in 2001 from $425.6 million in 2000, mainly due to the decrease in our revenues. Our revenues were negatively impacted by the depressed economic conditions in Turkey, the lagged impact of tariff increases, the increased proportion of prepaid subscribers with low usage habits in our subscriber base and the 53% devaluation of the Turkish Lira against the US dollar during the year ended December 31, 2001 compared to the 20% devaluation of the Turkish Lira against the US dollar during the year ended December 31, 2000.

  Income from related parties, net

        Income from related parties, which includes sales of GSM equipment and SIM cards and promotional materials provided to Azercell, Moldcell, IM Moldcell, Geocell, GSM Kazakhstan and ETH net of cost of goods sold after accounting for intercompany profit elimination, remained the same in 2001 and 2000 as $2.5 million.

  Interest income (expense), net

        Net interest expense increased 33% to $207.8 million for the year ended December 31, 2001, from $156.5 million for 2000, due primarily to the increase in average outstanding loans with the addition of $500 million domestic loans in November and December 2000. The fixed interest rates for the domestic loans were increased by 4-5% in the second quarter of 2001 because of the economic downturn whereas the LIBOR related interest rates decreased due to general trend in international financial markets. Interest rates on the domestic loans were also initially set higher compared with our international loans.

  Other income (expense), net

        Other income (expense) decreased to $(5.1) million in 2001 from $9.7 million for 2000.

  Gain on sale of affiliates

        In connection with our sale in June 2000 of our interests in our affiliates to Fintur, we recognized a $44.2 million gain. We account for our investment in Fintur under the equity method of accounting. Several of the businesses included in Fintur are in their start-up phase while other businesses within Fintur have been operating for several years. See "—Equity in net income (loss) of unconsolidated investees" below.

  Translation gain (loss)

        Translation loss increased 589% to $151.5 million for the year ended December 31, 2001, from $22.0 million in 2000. The sharp increase in translation loss experienced in the year of 2001 stemmed from the significant devaluation of Turkish Lira against the US dollar as a result of the economic difficulties that emerged in Turkey during the year 2000 and subsequent to December 31, 2000. These include a steep decline in prices of domestic debt and equity securities and increasing rates on government and corporate borrowings. In an attempt to overcome the liquidity crisis in the banking system, the Turkish government allowed the Turkish Lira to float freely starting on February 21, 2001. This caused a 28% devaluation of the Turkish Lira against the US dollar during the first day of floatation. During the year ended December 31, 2001, the devaluation of the Turkish Lira against the US dollar was 53% compared to 20% in 2000. Since substantially all of our receivables are in Turkish Lira and our payables and substantial majority of our debt obligations and capital expenditures are denominated in foreign currencies, devaluation of the Turkish Lira against the US dollar has caused the sharp increase in translation loss in 2001 compared to 2000.

  Income tax benefit (expense)

        Income tax benefit was approximately $8.8 million for the year ended December 31, 2001, compared to income tax expense of approximately $43.7 million in 2000. The increase in benefit is mainly due to increase in operating loss carryforwards. The increase in income tax benefit for the year ended December 31, 2001, resulted primarily from the increase in net deferred tax assets which is mainly attributable to an increase in future deductible temporary differences arising from operating loss carryforwards. As of December 31, 2001, we have generated approximately $271.7 million of potential future tax benefit from tax credit carryforwards arising under our Investment Incentive Certificates. See "—Investment Incentive Certificates."

  Equity in net income (loss) of unconsolidated investees

        Equity in net loss of unconsolidated investees was $51.3 million for the year ended December 31, 2001, compared to equity in net loss of unconsolidated investees of $31.6 million in 2000. Equity in net loss of unconsolidated investees in 2001 included losses from Fintur amounting to $51.2 million compared to $30.3 million in 2000.

  Net income (loss)

        Net loss was $186.8 million in 2001 compared to the net income of $227.9 million in 2000, mainly due to the devaluation of the Turkish Lira against the US dollar, which resulted in a translation loss of $151.5 million in the year ended December 31, 2001, compared to the translation loss of $22.0 million in 2000, decrease in revenues mainly based on TL-based tariffs and increase in direct cost of revenues mainly based on US dollar-based costs.

Taxation Issues in Telecommunications Sector

        Under the current Turkish tax legislation, there are several taxes on telecommunications services of GSM operators in Turkey. These are charged to the subscribers by the GSM operators and remitted to the relevant taxing authorities by the GSM operators. These taxes may be charged upon subscription, or on an annual basis, or on an ad valorem basis on the service fees charged to the subscribers.

        The following are the most significant taxes imposed on telecommunications services:

  Special Communications Tax

        The Turkish government imposed a special communication tax of 25% on mobile telephone services as part of a series of new taxes to finance the public works required to respond to earthquakes that struck the Marmara region of Turkey in 1999. The tax, originally applicable from December 1, 1999 through the end of 2000, is paid by mobile users and collected by mobile operators. The tax has had a negative impact on mobile usage, which we expect will continue for the foreseeable future. The Turkish government later extended the special communications tax through December 31, 2002. On January 10, 2003, the Turkish government again extended the tax, this time through December 31, 2003.

        The special communications tax is charged at 25% on the usage fees payable by subscribers. The tax collected from subscribers in a calendar month is remitted to the taxing authorities within 15 days of the following month.

  Value Added Tax ("VAT")

        Like all services in Turkey, services provided by GSM operators are subject to VAT, which is 18% of service fees charged to the subscribers. We remit VAT paid by our subscribers within 25 days of the month following the month in which it is incurred, after the offset of input VAT incurred by us.

  Special Transactions Tax ("STT")

        Like the special communications tax, the Turkish government imposed the STT on certain transactions to finance the funding requirements with respect to the earthquakes that struck the Marmara region in 1999. Originally, this tax was payable through the end of the year 2000. However, this tax was extended through December 31, 2003.

        As far as GSM services are concerned, the STT is charged once upon subscription, and annually on an ongoing basis.

        A fixed amount of tax, which is currently TL 10.0 million (equivalent to $6.12 at December 31, 2002), is charged to the subscriber in the first invoice issued to the subscriber. The GSM operators remit the tax to the taxing authorities in the month after it is collected.

        The ongoing tax is equivalent to the monthly fixed fee charged to the subscribers by the GSM operators regardless of use of the services. This tax is chargeable to subscribers in 12 equal monthly installments by virtue of provisions included in the Annual Budget Laws. The GSM operators remit the tax in the month after it is collected.

  Contributions for Education ("Education Fund")

        After the extension of primary education from 5 years to 8 years in 1997, the Education Fund was introduced on certain goods and services to provide funding for such change. Education Fund was originally applicable until the end of 2000, but it has been extended for more 10 years and will be applicable until December 31, 2010.

        For GSM services, the Education Fund is charged in the same manner as the STT, except that the amount of Education Tax upon subscription is currently TL 5.0 million (equivalent to $3.06 at December 31, 2002).

  Wireless Equipment Fees

        According to wireless equipment usage law, all receiver equipment must be licensed. As a consequence, mobile wireless telephone owners are subject to both a license fee and an annual usage fee.

        The license fee is paid once on subscription for the equipment bought. The one time license fee is currently TL 6.9 million (equivalent to $4.22 at December 31, 2002). The license fee is divided into the number of months remaining in the year in which it is payable and charged to the subscriber in equal installments.

        The yearly usage fee is the same amount as the license fee and charged to the subscriber in 12 equal monthly installments. Monthly collected charges are paid by us to the government in the following month.

  Stamp Duty

        Under the Turkish Stamp Duty Law, certain documents such as contracts and other agreements are subject to stamp duty either at a fixed amount (if the document does not include a certain amount) or at a certain percentage of the amount involved in the document.

        Stamp duty is applicable to subscription agreements signed between GSM operators and subscribers. As the agreement does not involve a certain amount, stamp duty payable on such agreements is a fixed amount, which is currently TL 5.8 million (equivalent to $3.57 at December 31, 2002).

        Stamp duty is paid once upon signing of the subscription agreement and is paid to the tax authorities by GSM operators who charge the subscriber in the first invoice issued to the subscriber.

  Special Consumption Tax

        The Turkish Government has introduced a single tax, the special consumption tax, to consolidate several taxes and fees currently applied on certain goods, which became effective on August 1, 2002. GSM services were not directly affected when the new tax was introduced. However, cell phones are included in the goods that are subject to the special consumption tax. The special consumption tax has been charged on cell phones at one stage either at importation or at the level of sale by the Turkish manufacturers.

Investment Incentive Certificates

        In 1993, 1997, 2000 and 2001, the Under secretariat of the Treasury approved investment incentive certificates for a program of capital expenditures by us and our subsidiaries in our mobile communications operations and call center operations. Such incentives entitle us to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but these deductions are subject to withholding tax at the rate of 19.8%. Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $3.6 billion in qualifying expenditures. As of December 31, 2002, we had incurred cumulative qualifying expenditures of approximately $2.8 billion ($2.1 billion as of December 31, 2001), resulting in tax credit carryforwards under the certificates of approximately $361.6 million ($271.7 million as of December 31, 2001), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. However, as of December 31, 2002, a full valuation allowance has been recorded against such amount, as we believe that currently there exists significant uncertainty regarding the realizability of tax credit carryforwards. The certificates are denominated in Turkish Lira. However, approximately $2.4 billion of qualifying expenditures through December 31, 2002 ($2.0 billion as of December 31, 2001) under the certificates are indexed against future inflation.

        Law No. 4842, which made changes in certain taxation matters, was announced on April 24, 2003.

        The major changes are as follows:

  •
  It is not required to have an investment incentive certificate to receive the investment tax benefit. If capital expenditures qualify as eligible expenditures, the investment tax benefit will be available automatically. In general, capital expenditures eligible for depreciation for tax purposes are also considered eligible for investment tax benefit.

  •
  Investment tax benefit will be calculated on 40% of qualifying capital expenditures but no withholding tax will be applied.

  •
  Previous provisions will still apply to:

  •
  investment tax benefits that have already been earned but are unused and capital expenditures made as of April 24, 2003, under the investment incentive certificates obtained before April 24, 2003;

  •
  capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained before April 24, 2003; and

  •
  capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained after April 24, 2003 but applied for before April 24, 2003.

  •
  There is an option to prefer the previous or new provisions for capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained before April 24, 2003, and under the investment incentive certificates obtained after April 24, 2003 but applied for before April 24, 2003.

Recapitalization

        On May 29, 2000, we implemented a recapitalization. This recapitalization consisted of the following transactions:

  •
  the increase of the authorized and paid-in share capital from 43 billion ordinary shares to 240 billion ordinary shares with a nominal value of TL 1,000 per share,

  •
  the 1,000-for-1 stock split of the existing 43 million issued and outstanding ordinary shares effected simultaneously with the capital increase described above,

  •
  the issuance of 44.3 billion newly issued shares to existing shareholders for no consideration,

  •
  the issuance of 152.75 billion newly issued shares to existing shareholders at nominal consideration of $247 million, and

  •
  the reclassification of our share capital from a dual class structure to a single class of ordinary shares.

        On March 30, 2001, our General Assembly Meeting authorized an increase in our authorized share capital from TL 240 trillion to TL 263.8 trillion. In May 2001, we announced that we would increase our capital from TL 240 trillion to approximately TL 263.8 trillion through a bonus share issue. The TL 23.8 trillion increase was profit gained from the sale of certain of our subsidiaries in June 2000.

        On May 16, 2001, we announced our intention to increase our authorized share capital by approximately TL 236.2 trillion (approximately $178 million at the payment dates) through a rights offering, assuming the rights are exercised in full. During the rights issue, we offered qualifying shareholders the opportunity to subscribe for approximately 236 billion new ordinary shares at a subscription price of TL 1,000 per ordinary share. During the subscription period, the take up rate for the rights issue was approximately 99.97%, which resulted in our receiving gross proceeds of approximately $178 million. We completed the offering in August 2001. We used the proceeds from the rights issue for debt repayment and to strengthen our cash position. As of December 31, 2002, our share capital was $636.1 million.

Effects of Inflation

        The annual inflation rates in Turkey were 39.0%, 68.5% and 29.7% for the years ended December 31, 2000, 2001 and 2002, respectively, based on the Turkish consumer price index. Within a hyperinflationary economy such as Turkey's, holding TL-denominated monetary assets in excess of TL-denominated monetary liabilities results in a loss as the real value of the net monetary assets decreases in line with the inflation rate. In a situation where monetary liabilities exceed monetary assets, a gain results as the real value of the net liabilities decreases. In order to try to contain inflation rates that have averaged about 45.7% per annum over the past three years, the Turkish government has implemented policies, including certain austerity measures that could have a negative impact on the Turkish economy and on our profitability. For additional information about the effects of inflation, see "Item 3A. Selected Financial Data—Exchange Rate Data".

New Accounting Standards Issued

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. We also record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We have not determined the impact, if any, of the adoption of SFAS No. 143 on our consolidated financial position or results of operations.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", an amendment of APB Opinion No. 30, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria set forth by APB Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4, and is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 also makes non-substantive technical corrections to existing pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 with earlier adoption encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on our consolidated financial position or results of operations.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 is effective for exit or disposal activities that are initiated after

December 31, 2002. An entity would continue to apply the provisions of EITF 94-3 to an exit activity that it initiated under an exit plan that met the criteria of EITF 94-3 before the entity initially applied SFAS No. 146. The adoption of SFAS No. 146 is not expected to have a material effect on our consolidated financial statements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure". This statement amends SFAS No. 123, "Accounting for Stock Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The adoption of SFAS No. 148 is not expected to have a material effect on our consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends SFAS No. 133 for decision made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (2) in connection with other FASB projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, and the characteristics of a derivative that contains financing components. The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This statement is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003 and all provisions of this statement should be applied prospectively. The adoption of SFAS No. 149 is not expected to have a material effect on our consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for contracts entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. The adoption of SFAS No. 150 is not expected to have a material effect on our consolidated financial statements.

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", (FIN45). FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after 31 December 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after 15 December 2002. We do not expect the adoption of FIN 45 to have a material impact on our consolidated financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN

46 is effective immediately for all new variable interest entities created or acquired after 31 January 2003. For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after 15 June 2003. We believe that the adoption of this standard will have no material impact on our consolidated financial statements.

        In November 2002, EITF reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 is not expected to have a material impact on our consolidated financial statements.

5B. Liquidity and Capital Resources

Liquidity

        We require significant liquidity to finance capital expenditures for the expansion and improvement of our GSM network, for non-operational capital expenditures, for working capital and to service our debt obligations. To date, these requirements have been funded largely through supplier financings, bank borrowings, and the issuance of $700 million in bonds by a special purpose finance vehicle, Cellco, which issued $300 million of debt securities in July 1998 and $400 million of debt securities in December 1999, and a rights issue. As of December 31, 2002, total outstanding debt related to the Cellco transaction was $700 million.

        The net cash provided by our operating activities for the years ended December 31, 2002 and 2001 amounted to $608.8 million and $288.7 million, respectively. The increase in 2002 was primarily due to net increase in income recorded in 2002 compared with net loss in 2001.

        The net cash used for investment activities for the years ended December 31, 2002 and 2001 amounted to $141.9 million and $159.9 million, respectively. From our formation through December 31, 2002, we made total capital expenditures for assets of $3.7 billion including our license, of which $62.9 million was for construction in progress and $2,075.4 million was for the build-out of the network. We also invested $683.8 million in computer software over that period. In February 1999, July 1999, January 2000 and January 2001, we signed contracts with Ericsson, our primary equipment supplier, to purchase approximately $514 million, $551 million, $640 million and $400 million, respectively, of equipment to expand and improve our network. Total investments in investees amounted to $106.5 million as of December 31, 2002, compared to $58.3 million as of December 31, 2001.

        During 2002, Fintur restructured its two business divisions, the international GSM businesses and the technology businesses. Under the restructuring agreement, we bought 16.45% of Fintur's international GSM businesses from the Cukurova Group, increasing our stake in the business to 41.45%. Simultaneously, Fintur sold its entire interest in its technology businesses to the Cukurova Group. We paid a total of $70.7 million to the Cukurova Group. We believe that the reorganization of Fintur will enable us to focus on our core mobile business and provide opportunities for future growth since these GSM operations are located in countries with low mobile penetration rates. There are certain risks related to the reorganization of Fintur, as well as our investment in Fintur, which are discussed in "Item 3D. Risk Factors." Fintur currently holds our entire interest in our international GSM investments other than our Northern Cyprus operations.

        The net cash used in financing activities for the years ended December 31, 2002 and 2001 amounted to $315.9 million and $249.0 million, respectively. As of December 31, 2002, $1,279.7 million was outstanding as short-term and long-term borrowings. We also entered into lease agreements in the amount of $68.2 million with various leasing companies ($63.2 million for our headquarters and other real estate, $3.7 million for computers installed at the building, office equipment and company cars, and $1.3 million for a central betting system which is classified in other long term assets). During 2002, we had $550 million of senior term loan facilities available for our use. On March 13, 2003, we notified the agent for the 1999 bank facility that it would early extinguish the outstanding balance of approximately $244.4 million as of December 31, 2002 in March 2003 and as of March 31, 2003, the $550 million senior term loan facility is no longer available to us. Accordingly, approximately $244.4 million has been included in the current portion of long term borrowings in the consolidated balance sheet as of December 31, 2002. We made the respective payment on March 31, 2003.

        On November 9, 2000 and December 5, 2000, we signed two loan agreements with Akbank amounting to $200 million for capital expenditures and $50 million as working capital, respectively.

        The $200 million loan would be repaid in four semi-annual instalments, starting from May 9, 2002, and bears interest at LIBOR plus 5.25% per annum. On May 9, 2002, Akbank agreed to extend the principal payment of $50 million, which was due on May 9, 2002, for twelve months subsequent to its initial maturity. We paid the first instalment of $50 million on November 11, 2002 and the outstanding balance would be payable in the amounts of $100 million and $50 million on May 9, 2003 and November 10, 2003, respectively. On April 30, 2003, Akbank agreed to extend the principal payments of $100 million, which was due on May 9, 2003. By this extension, $100 million will be repaid in two equal instalments on May 10, 2004 and May 9, 2005. Accordingly, $100 million has been included in long term borrowings in the consolidated balance sheet as of December 31, 2002.

        The $50 million loan would be repaid in four semi-annual instalments, starting from June 5, 2002, and bears interest at LIBOR plus 5.25% per annum. On May 9, 2002, Akbank agreed to extend the principal payment of $12.5 million which was due on June 5, 2002, for twelve months subsequent to its initial maturity. We paid the first instalment of $12.5 million on December 9, 2002 and the outstanding balance would be payable in the amounts of $25 million and $12.5 million on June 5, 2003 and December 5, 2003, respectively. On April 30, 2003, Akbank agreed to extend the principal payment of $25 million, which was due on June 5, 2003. By this extension, $25 million will be repaid in two equal instalments on June 7, 2004 and June 6, 2005. Accordingly, $25 million has been included in the long term borrowings in the consolidated balance sheet as of December 31, 2002.

        On November 22, 2000, we signed a loan agreement with Vakiflar Bankasi T.A.O. (Vakifbank) amounting to $100 million for capital expenditures. The loan was scheduled to be repaid in seven consecutive quarterly installments starting on June 24, 2002, and would bear interest at 11.95% per annum, which was amended to 16.0% per annum on March 22, 2001, 14% per annum on November 1, 2001, and 12% per annum on February 1, 2002. On June 3, 2002, we agreed with Vakifbank to amend the interest rate further. Accordingly, the interest rate has been amended as 10% per annum effective May 1, 2002, 9% per annum effective June 1, 2002 and 8.5% per annum effective October 1, 2002. Further, the interest rate has been amended to 7% per annum effective from December 24, 2002. As of December 31, 2002, such borrowings will be repaid in four equal installments on March 24, 2003, June 23, 2003, September 22, 2003 and November 24, 2003.

        On November 22, 2000, we signed a loan agreement with Garanti Bankasi amounting to $150 million for capital expenditures. The loan would be repaid in four semi-annual equal installments starting on June 21, 2002, and would bear interest at LIBOR plus 5.30% per annum, which was amended to 17% per annum on March 22, 2001, and 14% per annum on November 1, 2001. Further rate cuts were effective as of January 3, 2002, April 1, 2002 and June 30, 2002 after which interest rate became 12%, 9% and 8.21% per annum, respectively. We repaid the installments amounting to

$75 million in principle for this loan in 2002. On March 13, 2003, Garanti Bankasi agreed to extend the maturity of its outstanding loan. By this extension, the outstanding balance of $75 million as of December 31, 2002 will be repaid in three equal instalments on June 21, 2004, January 23, 2006 and on April 21, 2006. Accordingly, $75 million has been included in long term borrowings in the consolidated balance sheet as of December 31, 2002. Further, Garanti Bankasi agreed to amend the interest rate to LIBOR plus 5.62% per annum effective January 1, 2003.

        In 2001, we increased our authorized share capital by approximately TL 236.2 trillion (approximately $178 million at the payment dates) through a rights offering. During the rights issue, we offered qualifying shareholders the opportunity to subscribe for approximately 236.2 billion new ordinary shares at a subscription price of TL 1,000 per ordinary share. During the subscription period, the take up rate for the rights issue was approximately 99.97%, which resulted in our receiving gross proceeds of approximately $178 million. We completed the offering in August 2001. We used the proceeds from the rights issue for debt repayment and to strengthen our cash position. As of December 31, 2002, our share capital was $636.1 million.

        We have invested in the 12.75% Senior Notes due August 1, 2005 issued by Cellco Finance N.V., in the total nominal amount of $2.0 million on April 7 and April 15, 2003, and will hold the bonds until maturity.

        For the year ended December 31, 2002, we spent approximately $71.2 million for capital expenditures compared with $197.0 million for the same period in 2001. We plan to spend approximately $150 million for capital expenditures in 2003. We also expect to spend a major portion of 2003 capital expenditures on increasing capacity in selected dense urban areas.

        At December 31, 2001, our current liabilities exceeded our current assets by approximately $248.7 million. At December 31, 2002, our current liabilities exceeded our current assets by approximately $209.5 million.

Contractual Obligations and Commercial Commitments

        The following table illustrates our major contractual obligations and commitments as of December 31, 2002.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of $)
Contractual Obligations
Long-Term Borrowings	1,279.4	373.5	855.9	50.0	—
Capital Lease Obligations	36.5	13.6	22.9	0.0	—
Purchase Obligations	25.0	15.0	10.0	—	—
Operating Leases	11.8	1.6	5.5	3.1	1.6
Total Contractual Cash Obligations	1,352.7	403.7	894.3	53.1	1.6

Related Party Transactions

        For a description of our transactions with related parties see "Item 7B. Related Party Transactions".

Personal loans to directors and executive officers

        As of December 31, 2002, 9 of our directors and executive officers have outstanding personal loans from us amounting to $0.02 million. As of December 31, 2001, $0.2 million was outstanding for 10 of our directors and executive officers.

Contingent Liabilities

        The following table illustrates our major contingent liabilities, which are all guarantees, as of December 31, 2002.

	Amount of contingent liability expiration per period
	Total amount committed	Remaining commitment at December 31, 2002	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(in millions of $)
Bank Letters of Guarantee	43.8	43.8	0.3	—	—	43.5
Guarantees
Digital Platform	87.2	59.5	23.0	33.7	2.8	—
BNP—Brussels (Buyer Credit)	50.2	35.0	11.5	21.9	1.6	—
BNP—Brussels (Financial Loan)	8.2	4.8	3.0	1.8	—	—
BNP—Hungary (Buyer Credit)	11.7	8.7	2.5	5.0	1.2	—
BNP—Hungary (Financial Loan)	1.9	1.4	0.7	0.7	—	—
Websterbank—USA	1.2	0.6	0.2	0.4	—	—
HSBC—Istanbul Main Branch	14.0	9.0	5.1	3.9	—	—
Hobim	1.3	0.3	—	—	—	—
BNP AK Dresdner (Financial Leasing)	1.3	0.3	0.2	0.1	—	—

        We are contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Turkish Ministry amounting to $5.0 million, and customs authorities, private companies and other public organizations amounting to $38.2 million. In addition, as of December 31, 2002, we are contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $0.6 million.

        Guarantees given for Digital Platform are related to loans for set-top box, head-end and uplink imports and working capital financing used from the respective banks.

        Guarantees given for Hobim are related to financial leasing agreements made with the respective lessor.

        On March 4, 2002, we provided financial support letters for Moldcell, GSM Kazakhstan and Geocell, which are subsidiaries of Fintur for twelve months. However as of December 31, 2002, we have not provided any financial support to these companies.

Liquidity Outlook

        According to our current business plan, we believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network in 2003 through our operating cash flow, our strong cash balance as of December 31, 2002 and certain debt restructurings that we have recently entered.

        On March 13, 2003, we notified the agent for the 1999 bank facility that we would extinguish early the outstanding balance of $244.4 million in March 2003. We made the respective payment on March 31, 2003. Also, on March 13, 2003, Garanti Bankasi agreed to extend the maturity of its outstanding loan to us. By this extension, the outstanding balance of $75 million as of December 31, 2002, will be repaid in three equal instalments on June 21, 2004, January 23, 2006 and April 21, 2006. Further, on April 30, 2003, Akbank agreed to extend the principal payments of $100 million and $25 million, which we due on May 9, 2003 and June 5, 2003, respectively. By this extension, $100 million will be repaid in two equal instalments on May 10, 2004 and May 9, 2005, and $25 million will be repaid in two equal instalments on June 7, 2004 and June 6, 2005. We believe that our cash from operations will be sufficient to fully fund our business plan through December 31, 2003, which includes the repayment of approximately $494.3 million in debt obligations. Based on our current expectations regarding the domestic and international macroeconomic environment, developments in the telecommunications sector in general, our debt repayment schedule, costs arising from pending litigation and the cost of new financing, we do not foresee any funding gap in 2003. Notwithstanding this, if our current expectations regarding any of the foregoing items prove incorrect, we may need to obtain additional financing to fully fund our business plan through 2003.

        In order to finance certain payments that we may be required to make in relation with outstanding legal disputes and/or in order to maintain our liquidity position, we may raise a precautionary new financing in 2003. In 2003, we may seek such new financing through some combination of debt financing alternatives, the extension and/or refinancing of our existing obligations under certain loan agreements or through the issuance of new debt depending on the maturity and cost of new financing alternatives. We are currently evaluating different financing alternatives through domestic and international markets to ensure the continuity of our long-term borrowing structure and strategies. We will continue to focus on strategies for lowering weighted average cost of total borrowing and extending the maturity of outstanding borrowings. We are reviewing domestic loan alternatives either by extending the existing facilities or by obtaining additional domestic debt. In line with these strategies, we extinguished early our 1999 bank facility on March 31, 2003, agreed to extend the loan from Garanti Bankasi on March 13, 2003, and agreed to extend the principal payments of the loan from Akbank on April 30, 2003. In addition, we will be watching international debt markets for opportunities to make a longer term club deal or syndication. In the meantime, we will be following the high yield markets in 2003 depending on the performance of the existing Cellco Bonds.

        Furthermore, under the Indenture (the "1998 Indenture") governing the 15.00% senior subordinated notes due in 2005 (the "1998 Notes") issued by Cellco and the 1998 Issuer Credit Agreement, the 1998 Notes are redeemable, at the option of Cellco, in whole or in part at any time, on or after August 1, 2002, upon 30 to 60 days' notice at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on August 1 of the year set forth below, plus, in each case, accrued and unpaid interest, additional amounts and additional interest, if any, to date of redemption:

Year	Percentage
2002	107.50%
2003	103.75%
2004	100.00%

        Depending on the outcome of necessary legal and financial analyses, we may propose Cellco to redeem the 1998 Notes, in whole or in part, in the future.

        There are some regulations in the Indenture (the "1999 Indenture") governing the 12.75% senior notes due in 2005 issued by Cellco (the "1999 Notes") and the 1999 Issuer Credit Agreement, regarding the exercise of optional redemption of the 1998 Notes.

        According to the 1999 Indenture, Cellco cannot make any principal payments on any of its indebtedness that is subordinated or junior in right of payment to the 1999 Notes prior to any scheduled final maturity.

        Therefore, in order for Cellco to exercise the optional redemption of the 1998 Notes, the 1999 Indenture should be amended accordingly by taking the consent of simple majority of the holders of the 1999 Notes.

        We cannot assure you that we will be able to obtain any of this additional financing on terms that are satisfactory to us, or at all. If for any reason adequate internal resources or external financing are not available as needed, we may not be able to maintain and enhance the quality of our network or to meet our other obligations and liabilities as they become due. This could lead to a loss of subscribers and market share, as well as potential defaults under, and refinancing or restructuring of, existing debt and other obligations, all of which could have a material adverse effect on our business, consolidated financial condition or results of operations, or liquidity.

        Please see note 2 to our consolidated financial statements as of December 31, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2002.

5C. Research and Development, Patents and Licenses

        We have not had any research and development activities for the last three years. We own no patents. We have registered 169 trademarks under applicable Turkish trademark legislation and applied for the registration of 66 additional trademarks.

5D. Trend Information

Economic Trends in 2003

        The Turkish economy was adversely affected by the significant economic difficulties that occurred in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002, the Turkish economy remains fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002.

        In 2002, a new IMF backed program sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector and public sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth. Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new standby program. These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002.

        The economic problems that Turkey may face in 2003 onwards are primarily the high real interest rates and debt sustainability targets in the IMF program criteria, especially the primary surplus target of 6.5%. Even though the Iraq war ended in a rather short period of time, Turkey's fragile relations with the United States is another risk factor that may affect the financial markets negatively in the near future. Our financial condition, future operations and cash flows could be adversely affected by continued economic difficulty. In particular, our operating results, including average monthly revenue per user, have been negatively impacted as a result of the economic risk factors in Turkish economy.

        The increased momentum in economic reform has helped to improve financial market sentiment. The Turkish authorities have laid out an ambitious economic stabilization and reform agenda for 2003, and have taken important initial steps in implementing this agenda. These efforts were instrumental in allowing the fourth program review to be completed on April 18, 2003. Together with the end of hostilities in Iraq and a positive global market sentiment toward emerging market economies, this has helped interest rates to fall while the Turkish lira has strengthened. The more benign environment also means that the government's macroeconomic targets of 5 percent growth and 20 percent inflation in 2003 remain attainable.

Changing Subscriber Base

        Our revenues have been, and will continue to be, impacted by the increasing proportion of prepaid subscribers in our subscriber base. The proportion of prepaid gross additions in total gross additions increased to 90% in 2002 from 85% in 2001, 69% in 2000 and 17% in 1999. Trends indicate that prepaid subscribers exert more control on their usage pattern than postpaid subscribers, which leads to decreased minutes of usage and decreased overall average revenue per user. We expect that for the foreseeable future the proportion of prepaid gross additions in total gross additions will remain high, which may lead to a further decline in average revenue per user and average monthly minutes of use.

ITEM 6.    BOARD MEMBERS, SENIOR MANAGEMENT AND EMPLOYEES

6A.    Board Members and Senior Management

Board Members

        Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management. The Articles of Association provide for a Board of Directors consisting of seven members.

        The following table sets forth the name of each member of our Board of Directors, who all serve for staggered terms of three years:

Name	Nominated By
Mehmet Emin Karamehmet (Chairman)	Cukurova Holding A.S.
Harri Koponen	Sonera Holding B.V.
Osman Berkmen	Yapi ve Kredi Bankasi A.S.
Esko Juhani Rytkonen	Sonera Holding B.V.
Murat Vargi	MV Holding A.S.
Aimo Eloholma	Sonera Holding B.V.
Ersin Refik Pamuksuzer	Cukurova Holding A.S.

        Reha Uz and Kim Juhani Ignatius resigned effective April 25, 2003. They were replaced on the same day by Aimo Eloholma and Ersin Refik Pamuksuzer, respectively.

Executive Officers

        We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. The following table sets forth the name and office of each member of our Corporate Executive Team.

Name	Office
Muzaffer Akpinar	Chief Executive Officer
Ekrem Tokay	Chief Financial Officer
Selen Kocabas	Chief Business Support Officer
Tulin Karabuk	Chief Marketing Officer
Ruhi Dogusoy	Chief Operating Officer

        On January 31, 2003, Z. Handan Yargan, our former Chief Internal Services Officer, resigned. As of May 1, 2003, she was replaced by Selen Kocabas and the position was re-titled "Chief Business Support Officer." There are no family relationships between any board member or executive officer and any other of our board members or executive officers. Each of our executive officers has entered into a service agreement with us which sets forth the terms of employment. Each service agreement provides that, during the term of employment and for up to one year after the end of the term, the officer may not work for competing companies. The officer will incur a financial penalty for violation of this noncompetition covenant.

Biographies

  Board Members

        Mehmet Emin Karamehmet, age 59, was appointed as Chairman of the Board of Directors on September 30, 1993. He is also President and Chairman of the Board of Directors of Cukurova, BMC, Cukurova Havacilik, Cukurova Sanayi, Ompas Otomotiv and Banque de Commerce et de Placements S.A. and a member of the Board of Directors of Cukurova Insaat Makinalari A.S. Mr. Karamehmet received a degree in economics from Dover College, England.

        Harri Koponen, age 40, was appointed as the President & CEO of Sonera Corporation on October 1, 2001. Koponen joined Sonera from Ericsson, where he was employed in various positions since 1994. As from 1999, Koponen served as the Executive Vice President & General Manager of Ericsson's consumer products division and was responsible for sales and marketing in North America. From 1989 to 1994, Koponen was employed by Hewlett-Packard. Before that he served as chief planner and office manager at Oy Shell Ab. He holds an executive MBA degree.

        Osman Berkmen, age 60, was appointed to the Board of Directors on October 15, 1993. He is Chairman of the Board of Directors of Auer, Bilpa, Halk Yasam and Tifdruk. He is a member of the Board of Directors of Banque de Commerce et de Placements S.A., BMC, Comag, Cukurova Havacilik, Halk Sigorta, Netsel Turizm and Ompas Otomativ. Mr. Berkmen received a degree in economics from Istanbul University.

        Esko Juhani Rytkonen, age 46, was appointed to the Board of Directors on April 15, 1998. He is Senior Vice President, Corporate Finance & Treasury of Sonera Corporation. Before joining Sonera, he worked for 15 years at Nokia Corporation in various managerial posts, including Vice President, Business Development for Nokia Mobile Cellular Systems Oy and Head of Project Finance for Nokia Telecommunications Oy. Mr. Rytkonen graduated with an MSc (Business Administration) from the Helsinki School of Economics.

        Murat Vargi, age 55, was appointed to the Board of Directors on September 30, 1993. He began his career in the Koc Group Foreign Trade Company and later founded Penta Trading Company, a Turkish export trading company. He holds an MBA from the Helsinki School of Economics.

        Aimo Eloholma, age 55, was appointed to the Board of Directors on April 25, 2003. He is president of TeliaSonera International. He joined Telecom Finland in 1974 and has held positions in data communications, business development, business services, sales and marketing as well as corporate planning. Before his nomination to TeliaSonera, Mr. Eloholma acted as Deputy CEO and Chief Operating Officer of Sonera Corporation. He holds a Master of Science in Electrical Engineering from Helsinki University of Technology and has also studied Economics and Business Administration.

        Ersin Refik Pamuksuzer, age 48, was appointed to the Board of Directors on April 25, 2003. He has been employed by Ericsson since 1981, and has been General Manager of Ericsson Turkey since 1998. Earlier in his career, he worked in Ericsson's operations in Sweden and Saudi Arabia. Mr. Pamuksuzer holds a graduate degree in Industrial Engineering from Bosphorus University and another graduate degree in International Management from Uppsala University.

  Executive Officers

        Muzaffer Akpinar, age 41, is our Chief Executive Officer. He joined us in January of 2002. He started his professional career at Penta Textile, a vertically integrated production and export company established in 1985, where he was one of the founders and managing directors. From 1994 to 2001, he worked as the CEO of KVK Mobil Telefon Hizmetleri A.S., which is one of the major importers and distributors of handsets and vendors of SIM cards in the Turkish telecommunications market. From 1993 to 2001, he worked as the CEO of MV Holding A.S., which is one of our founding shareholders. Between June 2001 and January 2002, he was the General Manager of Fintur Technologies B.V. Mr. Akpinar received a double major degree in Economics and Business Administration from Bosphorus University.

        Ekrem Tokay, age 42, is our Chief Financial Officer. He joined us in 1995. From 1990 to 1995, he worked for Pepsi Cola International as Financial Controller. He worked from 1989 to 1990 for Arthur Andersen Consulting as a Finance Specialist. He started his career with Bekoteknik as an Accounting Supervisor in 1984 and continued in that position until 1988. He received a degree in management from Marmara University.

        Ayse Selen Kocabas, age 35, is our Chief Business Support Officer. She joined us in 2003. From 2000 to 2003 she worked for DanoneSa as an assistant General Manager responsible for Human Resources and Administration. Between 1995 and 2000 she worked for Marshall as Human Resources Coordination Chief. From 1993 to 1995 she worked for Arcelik as Human Resources Specialist. She has a degree in Economics from Istanbul University.

        Tulin Karabuk, age 38, is our Chief Marketing Officer. She joined us in 1998. From 1993 to August 1998, she was Sales and Marketing Manager for KVK Mobil Telefon Sistemleri Tic. A.S. She has a degree in business management from Bosphorus University.

        Ruhi Dogusoy, age 48, is our Chief Operating Officer. He joined us in October 1999. Prior to joining us, he worked as an Assistant General Manager—Technical at Ericsson Turkey A.S. from 1989 to 1999. He has a degree in mechanical engineering from Middle East Technical University in Turkey.

6B.    Compensation

        The compensation of the Board of Directors is resolved by the shareholders at general assembly meetings.

        For the year ended December 31, 2002, we paid an aggregate of approximately $937,000 to our executive officers, including compensation for salary and bonuses. In 2002, we did not compensate board members for their services. We do not maintain any profit-sharing, pension or similar plans.

6C.    Board Practices

        Under the Turkish Commercial Code and our Articles of Association, our Board of Directors is responsible for our management. The Articles of Association provide for a Board of Directors consisting of seven members. The members of our Board of Directors serve for staggered terms of three years. None of the members of the Board of Directors has entered into a service agreement with us. Each of our executive officers has entered into a service agreement with us which sets forth the terms of employment. The terms of these agreements are customary. Each service agreement provides that, during the term of employment and for up to one year after the end of the term, the officer may not work for competing companies. The officer will incur a financial penalty for violation of this noncompetition covenant.

        The Board of Directors does not have an audit committee or remuneration committee.

6D.    Employees

        From our formation in 1993, we have grown from approximately 90 employees to 2,163 employees at December 31, 2002. We also employ about 104 temporary employees on a long-term basis. As a result of the recent economic crisis, we reduced our workforce by approximately 9% between

January 1, 2001 and December 31, 2001. Between April 2001 and December 2001, we have also placed many employees on unpaid leave for one to six months and we have saved approximately 54,000 work days through these unpaid leaves. The following table sets forth the number of employees by activity employed by us and our consolidated subsidiaries at December 31, 2000, 2001 and 2002, and at May 31, 2003.

	2000	2001	2002(1)	May 31, 2003
Turkcell
Marketing and Sales	846	776	746	769
Finance	175	126	110	116
Operations	856	734	1,067	1,080
Business Support	251	247	203	209
CEO Office	395	358	37	35

Subtotal	2,523	2,241	2,163	2,209
Subsidiaries
Kibris Online	17	14	14	15
Kibris Mobile Telekom Ltd.	7	7	6	6
Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S.	1234	1047	1820	2048
Corbuss	111	44	0	0
Turktell Bilisim Servisleri A.S.	0	0	10	17
Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S.	0	0	26	49
Bilisim ve Egitim Teknolojileri A.S.	0	0	0	17
Digikids Interaktif Cocuk Programlari Yapimciligi ve Yayinciligi A.S.	21	0	0	0
Mapco Internet ve Iletisim Hizmetleri Pazarlama A.S.	0	68	37	60

Subtotal	1,390	1,180	1,913	2,212
Total	3,913	3,421	4,076	4,421

(1)
We changed our internal organization in 2002. As a result, 2002 figures may not be directly comparable to 2000 and 2001 figures.

        The achievement of our goal of being the premier mobile brand in Turkey is only possible through the delivery of a consistently high quality of service. High levels of subscriber satisfaction can only be achieved if our employees are capable and competent professionals dedicated to subscriber service.

        We are able to recruit highly qualified employees due to our position of leadership in the Turkish telecommunications market and our strong corporate identity. Stringent hiring and training standards have resulted in a professional organization with high-caliber employees within a challenging workplace.

        Each of our employees undergoes an orientation program incorporating classroom trainings and e-learning training. The training provides employees with information concerning corporate culture and ethics, an introduction to our services, basic GSM knowledge and functions of departments. Each employee has the opportunity to participate in the individual, organizational, functional and managerial development programs after regular training needs analysis. In addition, each employee receives specific training for his or her particular job.

        Our employees are not members of any union, and there is no collective bargaining agreement with our employees. We have not experienced any work stoppages.

6E.    Share Ownership

        The aggregate amount of shares owned by our board members and senior officers as of December 31, 2002 was 53,869,462, which amount is less than 1% of our outstanding shares. No individual board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.    Major Shareholders

        The following table sets forth our major shareholders' ordinary share ownership representing approximately 86.04% of our company's capital. The following information is as of May 27, 2003.

Name and Address of Owner	Shares Owned	Percent of Class
Sonera Holding B.V. P.O. Box 8675 NL-3009 AR Rotterdam The Netherlands	65,370,950,001	13.07%
Cukurova Holding A.S. Buyukdere Cad. Yapi Kredi Plaza A Blok Kat: 15, 80620, Levent, Istanbul, Turkey	46,359,585,416	9.27%
Turkcell Holding A.S. Buyukdere Cad. Yapi Kredi Plaza A Block Kat: 15 80620, Levent, Istanbul, Turkey	255,000,000,000	51.00%
Cukurova Investments N.V. De Ruyterkade 62 Curacao, Netherlands Antilles	24,657,918,751	4.93%
Yapi ve Kredi Bankasi A.S. Buyukdere Cad. Yapi Kredi Plaza D Blok 80620, Levent, Istanbul, Turkey	5,453,842,666	1.09%
Turkiye Genel Sigorta A.S. Meclisi Mebusan Cad., No: 91 80040, Salipazari, Istanbul, Turkey	354,193,750	*
Bilka Bilgi Kaynak Ve Iletisim San.ve Tic. A.S. Cumhuriyet Cad. No: 16 Kat: 2 Oda: 2 Sisli, Istanbul, Turkey	1,422,340,666	*
M.V. Holding A.S. K.V.K. Plaza Bayar Cad., Gulbahar Sok. No: 14 81090 Kozyatagi, Istanbul, Turkey	21,595,843,750	4.32%
M.V. Investments N.V. Landhuis Jonnchi Kaya Richard J. Baujon ZN P.O. Box 837 Curacao Netherlands Antilles	10,000,000,000	2.00%
Shares Publicly Held	69,785,325,000	13.96%

*
Less than one percent beneficial ownership.

        After the annulment of the pledge on 313 million registered shares, held by our shareholder Bilka Bilgi Kaynak ve Iletisim San. ve Tic. A.S. ("Bilka"), on behalf of Yapi ve Kredi Bankasi A.S. ("Yapi Kredi"), aforementioned shares were transferred to Birlesik Insaat Ve Dis Ticaret A.S. Consequently, these shares were put on sale on the Istanbul Stock Exchange by our board of directors decision numbered 237 by black endorsement. Therefore, we follow up these shares in the shares publicly held section.

        As a result of annulment of the pledge on 187,226 million registered shares, held by our shareholder Bilka, on behalf of Yapi Kredi, these shares have been transferred to Yapi Kredi through a resolution of our Board of Directors dated June 26, 2002.

        On the basis of the letter dated February 25, 2003 (numbered BDDK.2.IST.135) from Savings Deposit Insurance Fund (the "SDIF"), the SDIF notified our Company that 312,652,083 registered shares held by our shareholder Pamuk Factoring A.S. and 2,563,847,917 registered shares held by our shareholder Pamukbank T.A.S. were transferred to the SDIF. Our Company registered the transfer of overall of 2,876,500,000 registered shares into its share register.

        The SDIF transferred the 2,876,500,000 Turkcell shares to Cukurova Holding A.S. as per Article IV.4. of the agreement signed on January 31, 2003 by and between Cukurova Group and the SDIF. Moreover, pledge has been issued as per the Share Pledge Agreement dated April 15, 2003 by and between the SDIF and Cukurova Holding A.S. on these shares, which were the subject of the transfer. Our Board of Directors approved the registration of this pledge by its decision dated April 25, 2003 and numbered 266, and the transfer and the pledge were registered into our share register.

        The pledge annotation registered in our share book of 117,426,429,166 Turkcell shares on behalf of Deutsche Bank as collateral of the 1998 and 1999 syndicated loans that Turkcell obtained was removed as per the decision of our board of directors dated June 18, 2003, as these loans had been repaid by Turkcell.

        Major shareholders do not have special or different voting rights.

        As of December 31, 2002, based on our estimates, the number of total record institutional holders in the United States is approximately 54, comprising approximately 26% of our publicly held shares.

        As far as we have been informed, 63,291,580,250 of our shares have been pledged as security against credits obtained from various finance institutions as of June 20, 2003.

7B.    Related Party Transactions

        We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. The contracts described below were entered into on that basis, except that the KVK advertising contracts referred to below were entered into as part of our practice of entering into such arrangements with all of the major Turkish handset importers.

Formation of Fintur

        In connection with the formation of Fintur, we contributed our entire 87.5% interest in Azertel, the company that holds a 64.3% interest in Azercell Telekom B.M., the Azeri GSM network operator. We also contributed our 99.9% ownership interest in Gurtel, the company that owns a 78% interest in Geocell, the Georgian GSM network operator, and a 100% interest in Digital Platform, our digital television distribution subsidiary through Gurtel. We also contributed our 51% interest in GSM Kazakstan, the Kazakstani GSM network operator. Our total investment in Fintur was recorded at approximately $90 million. We received 25% of the equity of Fintur in exchange for our investment.

        The remaining equity of Fintur was owned by Sonera Holding B.V., Cukurova Holding A.S., Cukurova Investments N.V., Yapi ve Kredi Bankasi and Yapi ve Kredi Holding B.V. Sonera contributed $127.1 million in cash to Fintur in exchange for approximately 35.3% of the equity in Fintur. Cukurova Holding A.S. contributed its interests in three corporations, recorded at $45.6 million, to Fintur in exchange for 12.7% of the equity in Fintur and a $2.4 million cash payment. Cukurova Investments N.V. contributed its interest in Superonline, recorded at $70 million, to Fintur in exchange for 7.6% of the equity in Fintur and $42.7 million in cash. Yapi ve Kredi Bankasi contributed its interest in two corporations, recorded at $72 million, to Fintur in exchange for 19.4% of the equity in Fintur and $2 million in cash. We are accounting for our interest in Fintur under the equity method as from the date of the restructuring. As a result of the Fintur restructuring, we recognized the gain on sale of affiliates of $44.2 million (excluding related tax expense of approximately $16.6 million) in June 2000 based upon 75% of the book value of our interest in the businesses contributed to Fintur ($31.0 million at 75% equaling $23.3 million) and 75% of the fair value of our interest in Fintur ($90.0 million at 75% equaling $67.5 million).

        In connection with the formation of Fintur, we, Cukurova Holding, and Yapi ve Kredi Bankasi used Lehman Brothers as an intermediary to transfer certain equity interests to Fintur. Lehman Brothers' total compensation in connection with the transfer amounted to $0.9 million.

        During 2002, Fintur restructured its two business divisions, the international GSM businesses and the technology businesses. Under the restructuring agreement, we bought 16.45% of Fintur's international GSM businesses from the Cukurova Group, increasing our stake in the business to 41.45%. Simultaneously, Fintur sold its entire interest in its technology businesses to the Cukurova Group. We paid a total of $70.7 million to the Cukurova Group. We believe that the reorganization of Fintur will enable us to focus on our core mobile business and provide opportunities for future growth since these GSM operations are located in countries with low mobile penetration rates. There are certain risks related to the reorganization of Fintur, as well as our investment in Fintur, which are discussed in "Item 3D. Risk Factors."

        Fintur currently holds our entire interest in all of our international GSM investments other than our Northern Cyprus operations. Fintur may, in the future, hold other businesses in which we decide to invest with the other Fintur shareholders. The GSM operations of Fintur currently consist of the following directly or indirectly owned assets: a 51.3% interest in Azercell Telecom B.M. of Azerbaijan; an 83.2% interest in Geocell LLC of Georgia; a 51% interest in GSM Kazakhstan LLP of Kazakhstan; and a 100% interest in Moldcell S.A. of Moldova. Jointly these operators had approximately 1.6 million subscribers at the end of December 31, 2002. The total population of these countries is approximately 31.1 million, and currently the companies' networks cover a total population of approximately 22.7 million. The companies in Azerbaijan and Kazakhstan are market leaders in their respective markets, and Geocell of Georgia and Moldcell of Moldova are the second largest operators in their respective markets.

        In connection with the formation of Fintur, we entered into a shareholders agreement with the other Fintur shareholders. The Fintur shareholders agreement provides that the board of directors will consist of five members. Sonera is entitled to appoint three members and we are entitled to appoint two members. Important board decisions, such as approval of the annual budgets and business plans, establishment of or participation in new companies or acquisition, transfer or dissolution of subsidiaries or branches must be approved by at least four board members. Important shareholder decisions, such as amending the Articles of Association, increasing or decreasing the share capital, appointing or dismissing board members, approving dividend distributions, issuing securities, approving liquidation, merger or consolidation or appointing external auditors must be approved by those shareholders holding at least two-thirds of Fintur's share capital. The shareholders agreement also provides that the representation of Fintur on the board of directors of companies in which Fintur holds shares will be considered on a case by case basis. However, Turkcell and Sonera will also have the right to nominate an equal number of members to the boards of each company in which Fintur holds shares.

KVK Mobil Telefon Sistemleri A.S. (KVK)

        KVK, a Turkish company, was one of our principal SIM card distributors in 2002. KVK merged with Cukurova Ithalat ve Ihracat Turk A.S. (Cukurova Ithalat ve Ihracat) under the name of Cukurova Ithalat ve Ihracat in December, 2002. KVK was affiliated with our shareholders, including our Chief Executive Officer, Muzaffer Akpinar, who had a 2.57% stake. In addition to sales of SIM cards and scratch cards, we have entered into several agreements with KVK, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK must place advertisements for our services in newspapers. The objective of these agreements was to promote and increase handset sales with our prepaid and postpaid brand SIM cards, thereby supporting the protection of our market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK and the total amount of advertisement benefit received, reflected in our market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation. The total amount of SIM card and scratch card sales to KVK in 2002 was higher than 2001, totalling $75.9 million. The total amount charged by KVK related to advertising support protocols in 2002 was negligible. As discussed below, in the fourth quarter of 2002, we ceased working with KVK and started working with KVK Teknoloji.

KVK Teknoloji Urunleri A.S. (KVK Teknoloji)

        KVK Teknoloji, incorporated in October 23, 2002, is one of our principal SIM card distributors. Approximately ninety percent of the share capital of KVK Teknoloji is owned by one of our directors, Murat Vargi. Our Chief Executive Officer, Muzaffer Akpinar, owns the remaining ten percent. We started to work with KVK Teknoloji instead of KVK in the fourth quarter of 2002. Since all rights and obligations of KVK were transferred to KVK Teknoloji, we transferred all receivable and payables of KVK to KVK Teknoloji in January 2003. In addition to sales of SIM cards and scratch cards, we have entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for our services in newspapers. The objective of these agreements is to promote and increase handset sales with our prepaid and postpaid brand SIM cards, thereby supporting the protection of our market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total amount of advertisement benefit received, reflected in our market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation. The total amount of SIM card and scratch card sales to KVK Teknoloji in 2002 amounted to $15.8 million.

ADD Production Medya A.S. (ADD)

        ADD, a media planning and marketing company, is a Turkish company owned by one of our principal shareholders, Cukurova Group. We entered into a media purchasing agreement with ADD on January 23, 2002, which lasted on December 31, 2002. The purpose of this agreement was to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. The contract prices were determined according to prevailing market prices for media purchasing. The total amount charged by ADD in 2002 amounted to $54.0 million.

Geocell LTD (Geocell)

        Geocell, one of the cellular phone operators in Georgia, is an indirect subsidiary of Fintur. We have signed an agreement for the export of a set of renovated but usable GSM equipments to Geocell. The objective of the agreement is to make use of the fixed assets that are no longer used in our network. The prices were determined following the examination of fair values of the equipment in consideration. The contract amount is $5.7 million, which will be received within one year after the delivery date of the goods. The total GSM equipment sold to Geocell in 2002 amounted to $1.8 million.

Hobim Bilgi Islem Hizmetleri A.S. (Hobim)

        Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Cukurova Group. We have entered into invoice printing and archiving agreements with Hobim under which Hobim provides us with monthly invoice printing services and manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin. The total amount charged by Hobim related to these contracts in 2002 amounted to $5.8 million.

A-Tel Pazarlama ve Servis Hizmetleri A.S. (A-Tel)

        A-Tel is involved in the marketing, selling and distributing of our prepaid system. A-Tel is a 50-50 joint venture of Yapi ve Kredi and Sabah Media Group. A-Tel acts as our sole dealer for Muhabbet Kart (a prepaid card), and receives dealer activation fees and SIM card subsidies for the sale of Muhabbet Kart. In addition to sales of SIM cards and scratch cards we have entered into several agreements with A-Tel for sales campaigns and for subscriber activations. The total amount of SIM card and scratch card sales to A-Tel in 2002 amounted to $123.0 million.

Asli Gazetecilik ve Matbaacilik A.S. (Asli Gazetecilik)

        Asli Gazetecilik, a media planning and marketing company, is a Turkish company owned by one of our principal shareholders, Cukurova Group. We receive services related to making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines. Services we received are priced according to prevailing market prices. The total amount charged by Asli Gazetecilik related to these services in 2002 amounted to $16.9 million.

Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. (Superonline)

        We have entered into an agreement with Superonline to provide each other with mutual services. According to this agreement, Superonline will provide us with dealer automation services, web hosting services, internet access services, high speed circuit switched data services, wireless application protocol services and unified messaging services. We will provide space to Superonline on base station sites to install servers and equipments to increase the performance of Superonline's system infrastructure. The total amount of services charged by Superonline in 2002 was $1.2 million.

        Global has also agreed to provide call center services to Superonline to provide technical assistance to existing Superonline subscribers and to facilitate the subscription of new users. The price charged for this service was fixed at TL 0.2 trillion ($0.1 million as of December 31, 2002) per month, regardless of usage, until the end of June 2002. Starting from July, 2002, the price has been determined by service level, and computed by commission rates within one percent to eight percent. The total amount of call center services provided to Superonline in 2002 was $1.3 million.

Digital Platform Iletisim Hizmetleri A.S. (Digital Platform)

        Digital Platform, a direct-to-home digital broadcasting company under the Digiturk brand name, is a Turkish company owned by one of our principal shareholders, Cukurova Group. Digital Platform holds the broadcasting rights for the Turkish Super Football League until May 2004. We have entered into several agreements with Digital Platform in order to exploit the unique position of Digital Platform in Turkey, including a slow motion advertising agreement, relating to our ads shown on digital television screens during football games and related events, amounting to $5.0 million for a period of one year and extendable if any of the parties do not oppose it. The contract prices were determined by the related media channels. We have agreed with Digital Platform to sponsor some of the films broadcast on its pay-per-view channels. We also have a rent agreement for the space occupied by Digital Platform in one of our leased buildings, an agreement related to the provision of Group SMS services that we offer to Digital Platform, and an agreement for call center services provided by Global. Prices for these contracts were determined based on prevailing market prices for these services. The total amount charged by Digital Platform related to these contracts in 2002, including payments for sponsorships and services, amounted to $8.2 million. The total amount of Group SMS, rent charged and call center services given to Digital Platform was approximately $6.5 million in 2002.

Turkiye Genel Sigorta A.S. (Genel Sigorta)

        Genel Sigorta, operating in the Turkish insurance industry since 1948, is a Turkish company owned by one of our principal shareholders, Cukurova Group. We have signed several agreements with Genel Sigorta for the insurance of our fixed assets. The contract prices were determined based on the prevailing market prices. The total amount charged by Genel Sigorta related to these contracts in 2002 amounted to $1.3 million.

Genel Yasam Sigorta A.S. (Genel Yasam Sigorta)

        Genel Yasam Sigorta, a life insurance company, is a Turkish company owned by one of our principal shareholders, Cukurova Group. We have signed agreements for the life insurance policies related to our personnel and the personnel of some of our dealers, based on their performance. The contract prices were determined based on the prevailing market prices. Total amount charged by Genel Yasam Sigorta related to these contracts in 2002 amounted to $10.9 million.

Yapi ve Kredi Bankasi A.S. (Yapi ve Kredi)

        Yapi ve Kredi, one of the largest commercial banks in Turkey, is one of our shareholders. We have entered into an agreement with Yapi ve Kredi providing for Yapi ve Kredi to issue a co-brand Turkcell credit card which will expire in 2003. The card provides a discount to cardholders on their purchases using the card and we and Yapi ve Kredi share the expenses created by the discount. We participate in the interest paid under the card. We collected about $129.3 million under this program from its inception in August 1998 through December 31, 2002. We also use Yapi ve Kredi as one of our major collection channels for our postpaid subscribers. Total amounts collected via Yapi ve Kredi ATMs and branches in 2002 amounted to $282.8 million.

Pamukbank T.A.S. (Pamukbank)

        Pamukbank is one of the largest commercial banks in Turkey. We use Pamukbank as one of our major collection channels for our postpaid subscribers. Total amounts collected by us via Pamukbank ATMs and branches in 2002 amounted to $69.3 million. Pamubank is not our related party since January 31, 2003. For more detailed information, see "Item 7A. Major Shareholders."

Baytur Insaat Taahhut A.S. (Baytur)

        Baytur is a leading international construction company owned by one of our principal shareholders, Cukurova Group. We had several agreements with Baytur regarding the construction of various Turkcell Operation Centers in a number of cities throughout the country. The total amount of the agreements regarding these projects amounted to $29.0 million. Baytur has completed all the construction projects and contracts have been expired as of December 31, 2002.

Yapi Kredi Finansal Kiralama A.S. (Yapi Kredi Leasing)

        Yapi Kredi Leasing, an affiliate of Yapi ve Kredi Bankasi A.S., one of our shareholders, is a financial leasing company. We have entered into a finance lease agreement with Yapi Kredi Leasing for the new headquarters building we began to occupy in early 1998. The purchase price of the building was $14.2 million. We purchased the building on May 17, 2002 for its nominal purchase price.

        In addition, we have entered into a lease agreement with Yapi Kredi Leasing for a building in Ankara for regional offices. The total purchase price of the building was $16.4 million and our outstanding lease obligation at December 31, 2002 was $9.8 million. We may purchase the building at the end of the lease period for a nominal purchase price. Total amount paid to Yapi Kredi Leasing related to these contracts in 2002 amounted to $5.8 million.

Pamuklease Pamuk Finansal Kiralama A.S. (Pamuk Leasing)

        Pamuk Leasing (formerly Interlease Inter Finansal Kiralama A.S.) is a Cukurova Group Company. We have entered into five lease agreements with Pamuk Leasing for our departments and regional offices in Istanbul, Ankara and Izmir. The total purchase price of the buildings was $32.7 million and our outstanding lease obligation at December 31, 2002 was $17.3 million. We may purchase the buildings at the end of the lease period for a nominal purchase price. Total amount paid to Pamuk Leasing related to these contracts in 2002 amounted to $8.9 million.

GSM Kazakhstan LLP OAO (GSM Kazakhstan)

        GSM Kazakhstan, one of the largest cellular phone operators in Kazakhstan, is a subsidiary of Fintur. We have signed various agreements for the export of a set of renovated but usable GSM equipment to GSM Kazakhstan. The objective of the agreement is to make use of the fixed assets that are no longer used in our network. The prices were determined following the examination of fair values of the equipment in consideration. The total amount of contracts is $7.6 million, which will be received within one year after the delivery date of the goods. The total GSM equipment sold to GSM Kazakhstan in 2002 amounted to $0.1 million.

Milleni.com GmbH (Milleni.com)

        Milleni.com, one of the active players in the international carrier market, was a subsidiary of Fintur's subsidiary in Germany prior to the Fintur restructuring in 2002, European Telecommunications Holding A.G. (ETH). Currently, Cukurova Group, one of our principal shareholders, owns the company. We have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations. The prices per airtime are changed depending on the destination. In 2002, the total amount charged by and charged to Milleni.com related to this agreement was $7.0 million and $7.7 million respectively.

Moldcell

        Moldcell, one of the two GSM operators in the Republic of Moldova, is a subsidiary of Fintur. We have signed an agreement for the export of a set of renovated but usable GSM equipment to Moldcell. The total GSM equipment sold to Moldcell amounted to $0.2 million.

Cukurova Havacilik A.S. (Cukurova Havacilik)

        Cukurova Havacilik was certified by the Turkish Directorate of Civil Aviation in October 1996 and commenced operations after receiving its Aircraft Operating Certificate in January 1997. The Company was established to provide domestic and international flights on an on-demand basis for high level management and executives of the Cukurova group. The total amount charged by Cukurova Havacilik in 2002 was $0.6 million.

7C.    Interests of Experts and Counsel

        Not Applicable.

ITEM 8.    FINANCIAL INFORMATION

8A.    Consolidated Statements and Other Financial Information

        Audited consolidated financial statements as of December 31, 2001 and 2002, and for each of the years in the three year period ended December 31, 2002, are included at "Item 18. Financial Statements."

Legal and arbitration proceedings

  Class Action Lawsuit in the United States

        On November 22, 2000, a purported class action lawsuit was initiated in the United States District Court for the Southern District of New York against us and other defendants. The complaint alleges that the prospectus issued in connection with our initial public offering in July 2000 contains false and misleading statements regarding our "churn rate" and omits material financial information.

        The plaintiff brought the lawsuit as a class action on behalf of individuals and entities that purchased our American Depositary Shares, or ADSs, at or traceable to the initial public offering. The plaintiff seeks to recover damages pursuant to sections 11 and 15 of the Securities Act of 1933 for the difference between the price each purchaser paid for ADSs and either the price of the ADSs at the time the complaint was filed or the price at which such ADSs were sold if sold prior to November 22, 2000. Since November 2000, approximately ten substantially identical purported class action lawsuits have been filed on behalf of the same class. On March 5, 2001, the court consolidated the lawsuits, appointed two lead plaintiffs and appointed lead counsel. On March 29, 2001, plaintiffs in securities lawsuits against us filed a consolidated and amended class action complaint, which alleges that the prospectus issued in connection with our initial public offering in July 2000 contained false and misleading statements regarding our churn rate and omitted material financial information. On June 11, 2001, we filed a motion to dismiss plaintiffs' claims. On November 1, 2001, our motion to dismiss was granted on the claim alleging omission of material financial information but denied for the claim regarding churn. We have entered the discovery process. On March 20, 2002, the plaintiffs filed a motion asking the court to certify the case as a class action. On May 10, 2002, we filed a memorandum of law opposing the motion for class certification. On August 22, 2002, the Court granted plaintiffs' motion for class certification and certified a class of people who purchased Turkcell ADSs during the period from July 10, 2000 through September 21, 2000, and who can trace their purchases to Turkcell's July 10, 2000 registration statement. Discovery in the litigation is ongoing. We intend to defend ourselves vigorously once the case is examined on a substantive basis. At this point in the litigation it is premature to estimate our potential liability, if any, from the class action lawsuit.

  Dispute Concerning Ongoing License Fee Payments Calculation

        On an ongoing basis, we must pay 15% of our monthly gross revenue, which is defined in our license agreement as subscription fees, monthly fixed fees and communication fees including taxes, charges and duties to the Turkish Treasury. The Ministry of Transportation and the Turkish Treasury informed us that, in their view, our 15% ongoing license fee should be calculated before deduction of VAT, the education fund and the frequency usage and transmission fees. We have consistently calculated our 15% ongoing license fee after deducting for these items, which we believe is consistent with the terms of our license. VAT in Turkey is currently 18% and the education fund and the frequency usage and transmission fees, which are calculated as fixed fees, have amounted to approximately $192.7 million between acquisition of our license and December 31, 2002. The Ministry and the Turkish Treasury have taken the position that such collections are required to be included in calculating the amount of our ongoing license fee. On November 8, 1999, the Ministry notified us and Telsim, which we believe was computing its license fee obligation in the same manner as we were, that the Danistay ruled that the interpretation of the Ministry was correct and that from November 1999 forward our 15% ongoing license fee should be calculated according to the Turkish Treasury's method.

On November 18, 1999, the Turkish Treasury informed us that all payments under our license should be calculated retroactively using such methodology and paid to the Turkish Treasury applying the statutory interest rate on the unpaid balance from April 27, 1998, the date our license was granted.

        Under the Turkish Treasury's calculation, the cumulative amount of VAT, the education fund and the frequency usage and transmission fees from April 27, 1998, until December 31, 1999, was $264.1 million. The Turkish Treasury requested that we pay 15% of this amount, which totaled $39.6 million as of December 31, 1999. The statutory interest rate as applied on this unpaid balance results in an additional payment of $28.0 million as of December 31, 1999. We disagree with the Turkish Treasury's position, and initiated an administrative suit at the Danistay against the Ministry and the Turkish Treasury. On December 29, 1999, we obtained an injunction to prevent the Turkish Treasury from collecting the ongoing license fee in respect of the disputed amounts. On February 16, 2000, the Danistay lifted the injunction in respect of the ongoing license fee payable on VAT but upheld the injunction with respect to the education fund and the frequency usage and transmission fees. Subsequent to the Danistay's decision on February 16, 2000, the Ministry and the Turkish Treasury filed a challenge to the Danistay's decision to uphold the injunction with respect to the education fund and the frequency usage and transmission fees, and we filed a challenge to the Danistay's decision with respect to VAT. Both challenges were rejected by the Danistay on April 21, 2000. On October 15, 2001, a substantive decision in line with the injunctive relief was rendered by the Danistay. The Danistay ruled that VAT should be included in the calculation of gross revenue whereas the education fund and the frequency usage and transmission fees should not. We have appealed the Danistay's decision with respect to the VAT, and the Ministry has appealed the decision with respect to the other items. Both appeals have been rejected by General Assembly of Administrative Courts of Council of State. We initiated "Correction of decision" against this decision following the notification. On March 24, 2000, we paid to the Turkish Treasury a sum of $57.2 million for ongoing license fees on VAT and the accrued late payment interest collected since April 1998, which excludes ongoing license fees on the education fund and the frequency usage and transmission fees.

        We have paid the above amount, with a reservation, to the Turkish Treasury, and will continue to pay ongoing license fees in respect of VAT collections, subject to a final judgement to be rendered by the Danistay. Unpaid amounts with respect to the ongoing license fees on the education fund and the frequency usage and transmission fees, including interest, amounted to $41.0 million, $47.6 million and $71.1 million as of December 31, 2000, 2001 and 2002, respectively. We and our legal counsel believe that we will prevail with respect to payment of the ongoing license fees on the education fund and the frequency usage and transmission fees. Accordingly, we have not made any provisions in our consolidated financial statements for ongoing license fees with respect to the education fund and the frequency usage and transmission fees. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

  Disputes Regarding Turk Telekom Interconnection Fee

        Turk Telekom notified us on February 14, 2000, that it was modifying the method by which it calculates the interconnection fee that it pays to us. Turk Telekom believes that it should be permitted to deduct from the revenues used to determine the interconnection fee the 15% "fund" payment that it pays to the Turkish Treasury and a 2.5% payment that it pays to the Turkish Radio and Television Institution, which is a payment that Turk Telekom was required to make during 2000 only. Based on this position, Turk Telekom withheld TL 6.6 trillion (equivalent to $4.0 million at December 31, 2002) from the amount it paid to us for interconnection for the first two months of 2000. On April 25, 2000, we obtained an injunction from the commercial court preventing Turk Telekom from calculating the interconnection fee in this manner from March 1, 2000 onwards.

        On May 4, 2000, we commenced a first lawsuit against Turk Telekom to recover the TL 6.6 trillion it retained with respect to the first two months of 2000. On October 5, 2000, the court ruled against us in this lawsuit and lifted the injunction we obtained on April 25, 2000. Turk Telekom subsequently notified us on October 16, 2000 that it was requesting payment for TL 37.5 trillion (equivalent to $22.9 million at December 31, 2002) representing the amount Turk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. On October 31, 2000, we paid Turk Telekom a first installment of TL 16.0 trillion (equivalent to $9.9 million at December 31, 2002) with a reservation. We filed an appeal against the October 5, 2000 decision before the appeals court. On November 3, 2000, we obtained an injunction to prevent Turk Telekom from continuing to calculate its interconnection fee in this manner. Out of the total additional interconnection fee of $91.2 million sought by Turk Telekom, which includes a statutory interest charge of $3.8 million, $35.3 million was paid to Turk Telekom and a liability was recorded for the unpaid portion of $55.8 million in the consolidated financial statements as of and for the year ended December 31, 2000. On May 11, 2001, the appeals court ruled that Turk Telekom should be permitted to deduct from its revenues the 2.5% payment that it paid to the Turkish Radio and Television Institution for the year 2000 but remanded the decision regarding the 15% fund to the lower court. At the end of first half of 2001, we have reversed $81.3 million which was previously accrued but not paid and included in direct cost of revenues both in year 2000 and in the first half of 2001. Additionally, as a result of the progress in the legal proceeding with Turk Telekom for 15% fund previously paid to Turk Telekom, $23.3 million was recorded as income in direct cost of revenues related with the paid portion of $35.3 million as of and for the year ended December 31, 2000. As a result, we have recorded $49.6 million as income in the direct cost of revenues in our consolidated financial statements for the year ended December 31, 2001. On January 24, 2002, the lower court rendered a decision in line with the appeals court's decision and ruled that Turk Telekom is permitted to deduct the 2.5% payment from its revenue for the year 2000 but that it is not permitted to do so for the 15% fund payment. As a result, on March 13, 2002, we received approximately TL 14.0 trillion (equivalent to $10.1 million at payment date and equivalent to $8.6 million at December 31, 2002) from Turk Telekom, which was related to the TL 6.6 trillion (equivalent to $4.0 million at December 31, 2002) withheld by Turk Telekom, plus interest.

        On November 10, 2000, we filed a second lawsuit to recover the TL 16.0 trillion (equivalent to $9.9 million at December 31, 2002) paid to Turk Telekom as our first installment. In this second lawsuit the court decided to await the appeals court decision to be rendered in the first lawsuit and to be bound by such decision. Although the appeals court decided in our favor in the first lawsuit, the court in the second lawsuit decided in favor of Turk Telekom. We have appealed the court's decision and we and our legal counsel are confident that our appeal will succeed and that we will recover the TL 16.0 trillion paid to Turk Telekom with interest.

        In a separate action the Turkish Electrical Engineers' Society commenced a lawsuit against Turk Telekom in 2000 in the Ninth Administrative Court. In the lawsuit, the Turkish Electrical Engineers' Society claimed that our interconnection agreement with Turk Telekom violates public policy and the provisions of the Turkish Constitution relating to the protection of consumers and the prevention of monopolies and cartels. In October 2000, the court annulled Annex 1-A.1 of our interconnection agreement with Turk Telekom, which deals with call tariffs. Although we were not a party to the lawsuit, our interest has been affected by the decision. Under Annex 1-A.1, Turk Telekom retains a net amount of $0.06 per minute, after deducting VAT, communications tax and other taxes from the basic one-minute unit charges of Turk Telekom, and pays the remaining amount to us for traffic switched from the Turk Telekom network to our network. We pay Turk Telekom a net amount of $0.014 per minute for local traffic and a net amount of $0.025 per minute for metropolitan and long-distance traffic switched from us to Turk Telekom.

        On November 20, 2000, we were informed of the court's decision and received notification from Turk Telekom that all interconnection fees since the acquisition of our license paid by us to Turk

Telekom and by Turk Telekom to us must be the same to comply with the court's decision and should be retroactively calculated from the date of our license and include the statutory interest rate on the unpaid balance. Turk Telekom made a first claim pertaining to the period extending from the date of our license up to October 2000, and a second up to January 2001. We initiated two separate lawsuits for each period before the commercial court to cancel Turk Telekom's request until we agree with Turk Telekom to replace the cancelled provisions of our interconnection agreement. The case is still pending and the injunction granted in the first case was subsequently lifted, but in November 2001, we obtained an injunction in the second lawsuit which helps cover both periods and which is currently in effect preventing Turk Telekom from collecting this amount. In the first case, the court decided to postpone its decision until the court in the second case renders a final decision. An expert opinion was rendered in our favor on August 21, 2001 in the second lawsuit. The court decided that our injunction is still valid. Turk Telekom appealed this decision. We filed our response to their appeal immediately thereafter. The case has been dismissed and the court decision has been communicated to us. We have initiated "Correction of decision" against this decision following the notification.

        In addition to the foregoing, Turk Telekom initiated a lawsuit to have the principle of equivalent computation decided and made a payment request of TL 1,083.2 trillion (equivalent to $662.7 million at December 31, 2002). The court decided the case should be consolidated with the first lawsuit. Thereafter Turk Telekom initiated another lawsuit on the same grounds in a different court with a payment request of TL 490.0 trillion (equivalent to $299.8 million as of December 31, 2002) including interest of TL 122.0 trillion (equivalent to $74.7 million as of December 31, 2002). We have asked for the consolidation of this lawsuit with the above mentioned first case as well. We and our legal counsel believe that we will prevail in this matter. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

  Dispute Regarding VAT on our Upfront License Fee

        On May 4, 2000, we received a notice from the Istanbul Bogazici Tax Office of the Ministry of Finance, or the Tax Office, asserting deficiencies in VAT declarations for the month of April 1998. The Tax Office claimed that we should have paid VAT on the $500 million upfront license fee paid to the Turkish Treasury. The notice stated that, based on calculations made by the Tax Office on February 29, 2000, we should have paid VAT of TL 18.6 trillion (equivalent to $11.4 million at December 31, 2002) on the upfront license fee in April 1998. The Tax Office has also imposed late interest charges equal to TL 48.1 trillion (equivalent to $29.4 million at December 31, 2002) and a penalty fee of TL 37.3 trillion (equivalent to $22.8 million at December 31, 2002). The Tax Office's position is premised on the view that the license was not transferred or sold to us but leased for a period of 25 years. Accordingly, the Tax Office claimed that under Turkish law, VAT should be paid on the upfront license fee and that we should pay the VAT because the lessor, the Ministry is not a registered taxpayer.

        If the Tax Office prevails in this case, we would have a payable to the Tax Office for the amount of VAT which would be offset by a VAT recoverable in the same amount and would not result in cash outflow from us for the VAT payment. However, the interest charge on the unpaid VAT of TL 59.1 trillion (equivalent to $36.2 million at December 31, 2002) and the penalty fee of TL 37.3 trillion (equivalent to $22.8 million at December 31, 2002) would have to be paid. We have filed a petition in the Tax Court to challenge all deficiencies as ruled by the Tax Office. The Tax Court has rejected our claim and we have appealed the case to the Danistay.

        While the case was pending at the Danistay, the Tax Office requested on March 16, 2001 that we pay VAT on the upfront license fee as well as the late interest charges on the unpaid VAT and the penalty fee. While continuing our court challenge, we have established a payment schedule for such amounts. In accordance with the payment schedule, we were required to pay VAT on the upfront license fee amounting to TL 18.6 trillion (equivalent to $11.4 million at December 31, 2002), the outstanding late interest charges amounting to TL 60.7 trillion (equivalent to $37.2 million at December 31, 2002) and the penalty fee amounting to TL 9.3 trillion (equivalent to $5.7 million at December 31, 2002).

        On March 16, 2001, we paid TL 21.4 trillion ($21.3 million at March 16, 2001 and $13.1 million at December 31, 2002), of which TL 18.6 trillion (equivalent to $18.5 million at March 16, 2001) was for VAT on the upfront license fee and TL 2.8 trillion (equivalent to $2.8 million at March 16, 2001) was for the outstanding late interest charges. The remaining TL 67.3 trillion (equivalent to $66.8 million at March 16, 2001 and $41.1 million at December 31, 2002) was to be payable in 15 monthly installments starting March 30, 2001. The first installment was for TL 5.4 trillion (equivalent to $5.3 million at March 16, 2001 and $3.3 million at December 31, 2002) and the remaining installments were to be in equal amounts of TL 4.4 trillion (equivalent to $4.4 million at March 16, 2001 and $2.7 million at December 31, 2002). On March 21, 2001, we also provided a bank letter of guarantee from Yapi ve Kredi Bankasi to the Tax Office amounting to TL 68.0 trillion (equivalent to $70.0 million at March 21, 2001 and $41.6 million at December 31, 2002). On April 12, 2001 the Istanbul Fifth Tax Court reduced the outstanding late interest charges from TL 60.7 trillion to TL 11.1 trillion (equivalent to $8.7 million at April 12, 2001 and $6.8 million at December 31, 2002). The Tax Office has appealed this decision. Pursuant to the Istanbul Fifth Tax Court's ruling on May 31, 2001, we replaced our previous bank letter with a new bank letter of guarantee amounting to TL 15.0 trillion (equivalent to $13.0 million at May 31, 2001 and $9.2 million at December 31, 2002) reflecting the reduction in the outstanding interest charge. Accordingly, our payment schedule was amended. Payments already made have been set-off against future payments.

        On July 9, 2001, the Danistay remitted the issue regarding the legality of the penalty fee to the Tax Court. On September 13, 2002, the Tax Court decided to reduce the penalty fee to TL 9.3 trillion (equivalent to $5.7 million as of December 31, 2002) from TL 37.3 trillion (equivalent to $22.8 million as of December 31, 2002).

        Out of a total interest charge of TL 13.2 trillion (equivalent to $8.1 million as of December 31, 2002), which includes additional accrued interest of TL 2.1 trillion (equivalent to $1.3 million as of December 31, 2002), we have paid TL 5.1 trillion (equivalent to $3.1 million as of December 31, 2002) pursuant to the payment plan. We initiated the process to benefit from the Tax Amnesty Law, which entered into force in February 2003 in connection with this dispute. Pursuant to the Tax Amnesty, the remaining interest charge amounting to TL 8.1 trillion (equivalent to $5.0 million as of December 31, 2002), for which provision was made in 2002, has been recorded as $5.0 million as interest income in our consolidated financial statements for the year ended December 31, 2002. On March 13, 2002, in connection with the Tax Amnesty, the Tax Office returned the bank letter of guarantee amounting to TL 15.0 trillion that we had provided to the Tax Office from Yapi ve Kredi Bankasi.

        In addition to the foregoing, we have not paid VAT on the ongoing license fees paid to the Turkish Treasury because this was also not stated in the License Agreement at the time the license was acquired. However, on December 28, 2001 the board of accounting experts of the Ministry of Finance issued an opinion stating that GSM licensees in Turkey should pay VAT on the ongoing license fee paid to the Turkish Treasury. In addition, the opinion stated that since GSM operators have not paid such amounts, penalties and interest should be paid as well as back payments of VAT. Pursuant to this opinion, the Tax Office delivered to us a notice on January 31, 2002 asserting deficiencies in VAT declarations requesting payments of approximately TL 91.4 trillion (equivalent to $55.9 million at December 31, 2002) for VAT, which will be offset by a VAT recoverable and will not result in a cash outflow from us, and a total of approximately TL 145.3 trillion (equivalent to $88.9 million at December 31, 2002) for penalty fees. We began discussions with the Tax Office to discuss their deficiency notice. If we are unable to settle this matter with the Tax Office legal claims may be brought by us or the Tax Office. We and our legal counsel believe that if such claims are asserted, we will prevail. However, we have made a provision of TL 1.9 trillion (equivalent to $1.2 million at

December 31, 2002) in our consolidated financial statements for interest payment considering that the case is identical with the dispute regarding VAT on our upfront license fee. We have pledged assets worth TL 749.5 trillion (equivalent to $458.6 million at December 31, 2002) to the Tax Office and Tax Office has informed us that the pledge was removed as of May 1, 2003. We applied to benefit from the Tax Amnesty Law, entered into force in February 2003, for the amounts covering the period between April 1998 and November 2001. Our application was accepted and accordingly, we received amnesty in respect to VAT on the ongoing licence fee.

  Dispute Regarding Ongoing License Fee on Value-Added Services

        On November 2, 2000, we received a notice from the Ministry stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed us that the ongoing license fees for all such services would be retroactively recalculated from the date of our license agreement and paid to the Turkish Treasury after applying the statutory interest rate. On December 22, 2000, we initiated a suit against the Ministry and the Turkish Treasury before the Administrative Court to enjoin the Ministry and the Turkish Treasury from charging us these fees. The Administrative Court dismissed the case based on lack of jurisdiction and transferred the case to the Danistay, which has jurisdiction over the case. On July 25, 2001, the Danistay notified us that it has rejected our request to obtain an injunction to prevent the Turkish Treasury to collect such fees. On July 25, 2001, we appealed this decision. On October 15, 2001, we were notified that the Danistay's decision, which was dated September 14, 2001, to reject our request to obtain an injunction to prevent the Turkish Treasury to collect such fees was reaffirmed. We and our legal counsel have not reasonably estimated the possible outcome of this uncertainty. Accordingly, we have not recorded any accrual for additional ongoing license fees for such services, revenues and interest. If the case is resolved in favor of the Turkish Treasury, we will be liable to the Turkish Treasury for up to TL 314.0 trillion (equivalent to $192.1 million as of December 31, 2002) including interest of TL 176.0 trillion (equivalent to $107.7 million as of December 31, 2002) as of December 31, 2002. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

  Dispute Regarding Turk Telekom Transmission Line Leases

        Currently, we lease all of our transmission lines from Turk Telekom. We are required to do so to the extent that Turk Telekom can satisfy our requirements. Turk Telekom's monopoly on providing transmission lines is scheduled to expire no later than the end of 2003.

        Effective from July 1, 2000, Turk Telekom annulled the discount of 60% that it provided to us, based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. We filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30, 2001, we were notified that the appeals court upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, we paid and continue to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, we recorded an accrual amounting to TL 3.0 trillion (equivalent to $2.1 million and $1.8 million as of December 31, 2001 and December 31, 2002, respectively) for possible interest charges as of December 31, 2000. On May 9, 2002, Turk Telekom made a request for interest amounting to TL 30.1 trillion (equivalent to $18.4 million as of December 31, 2002) on these late payments. We did not agree with Turk Telekom's interest calculation and, accordingly, we obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, we initiated a lawsuit against Turk Telekom on the legality of such interest. As of December 31, 2002, we made a provision of TL 13.3 trillion (equivalent to $8.1 million as of December 31, 2002) because our management and legal counsel believe that this is the maximum potential liability in accordance with the relevant provisions of the Interconnection Agreement.

        On March 2, 2001, Turk Telekom unilaterally, and without the approval of the Ministry, increased the fees it charges us for access to its transmission lines by 100%, effective April 1, 2001, and refused to lease us any further transmission lines. On May 25, 2001, we obtained an injunction from the commercial court to compel Turk Telekom to lease additional transmission lines to us and to prevent Turk Telekom from collecting any amounts relating to their increase in the transmission line fee. On June 4, 2001, we initiated a lawsuit against Turk Telekom to rule on the legality of Turk Telekom's increase in the transmission line fees and their refusal to lease additional transmission lines to us. In this lawsuit, Turk Telekom objected to the May 25, 2001 injunction but the injunction was upheld. In November 2001, Turk Telekom set new fees in accordance with the Telecommunications Authority's rules for access to Turk Telekom's transmission lines. From that date we have paid the fees set by Turk Telekom and approved by the Telecommunications Authority. Therefore, Turk Telekom's claim for increased transmission fees relates to fees they claim they should have received between the end of March and the end of October 2001. On February 28, 2002, the commercial court granted our request for an expert opinion. On December 26, 2002, the commercial court has decided against us. We have appealed the court's decision. The case is still pending. As a result, we have accrued a total provision TL 61.1 trillion (equivalent to $37.4 million as of December 31, 2002) of which TL 46.3 trillion (equivalent to $28.3 million as of December 31, 2002) was included in direct cost of revenue and TL 14.8 trillion (equivalent to $9.1 million as of December 31, 2002) was included in interest expense in our consolidated financial statements as of and for the year ended December 31, 2002.

  Dispute Regarding the National Roaming Agreement

        The introduction of national roaming in Turkey could have a negative impact on our consolidated financial position, or results of operations or liquidity. Roaming allows subscribers to other operators' services to use our networks when they are outside the reach of their own operators' network service areas. National roaming is an issue in Turkey because several Turkish mobile operators have networks with limited geographic reach.

        During the third quarter of 2001, we were approached by IsTim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001 and asked the parties to reach a decision by November 15, 2001. The proposal included an upfront fee as well as a per minute fee and a guaranteed volume of airtime usage for the term of the agreement. As we believe that the Telecommunications Authority is not authorized to intervene in this issue and its proposal is technically impossible to apply and commercially unacceptable, we obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict. According to the Court's decision, the execution of a national roaming agreement between IsTim and us has been prevented. The Telecommunications Authority and IsTim have appealed the granting of the injunction. In addition, on November 26, 2001, we initiated an arbitration suit in the ICC International Court of Arbitration against the Ministry and the Telecommunications Authority. Furthermore, we have initiated an action before the Ankara Ninth Administrative Court on November 13, 2001 to annul the above-mentioned proposed solution of the Telecommunications Authority. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in our favor on November 12, 2001.

        On March 8, 2002, the Telecommunications Authority issued a new regulation regarding procedures and policies related to a national roaming agreement. The Telecommunications Authority has invited all parties affected by the new regulation, including us, to discuss the new regulations with the Telecommunications Authority. Two of the most important provisions of the new regulation are Provisional Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding. Article 17, which sets out penalties to be imposed on any party violating the provisions of the new regulation, imposes the following penalties and sanctions:

  •
  a penalty of 0.01% of an operator's turnover in the previous year for failure to provide the documents or information requested by the Telecommunications Authority, or the provision of defective or misleading information;

  •
  a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for failure to implement the national roaming requirements set by the Telecommunications Authority within the required time period; and

  •
  a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for the interruption of service without a valid reason following commencement of national roaming service.

        In a letter dated March 14, 2002, the Telecommunications Authority subjected IsTim's request for national roaming to the condition that it be reasonable, economically viable, and technically possible. Nevertheless the Telecommunications Authority declared that we are under an obligation to enter a national roaming agreement with IsTim within a 30 day period. However, we still benefit from the injunctive relief obtained on November 12, 2001.

        On April 8, 2002, we obtained a precautionary injunction from the Court against the application of the new regulation issued by the Telecommunications Authority requiring us to agree on national roaming within 30 days and providing for penalties in case we did not agree. We initiated proceedings against application of the new regulation before the ICC International Court of Arbitration on April 11, 2002, requesting certification of the fact that we are not required to enter into an agreement within 30 days and that we are under no obligation to pay any penalties whatsoever if we do not agree within 30 days. We believe that Telsim has obtained a similar injunction but has not yet enforced it. The parties have appointed their arbitrators and a third arbitrator has been appointed by the ICC International Court of Arbitration since those two arbitrators of the parties cannot reach an agreement. While the ICC International Court of Arbitration proceedings are being pursued, we have initiated a lawsuit before the Danistay, concerning the annulment of these regulations.

        On June 9, 2003, the Competition Board decided that we had abused our dominant position by refusing to enter into a national roaming agreement with IsTim, and fined us approximately TL 21.8 trillion ($15 million at June 9, 2003). We believe that we have not abused our dominant position and plan to initiate an action requesting the cancellation of the Competition Board's decision before the Danistay once we receive the Competition Board's decision enclosing the reasoning of the decision.

        If we are forced to enter a national roaming agreement with IsTim on terms and conditions that do not provide an adequate return on our investment in our GSM network, our consolidated financial condition or results of operations, or liquidity could be materially adversely affected.

  Investigation of the Turkish Competition Board

        The Turkish Competition Board (the Competition Board) commenced an investigation of business dealings between us and KVK, the primary distributor of Ericsson GSM handsets in Turkey, in October 1999. The decision of the Competition Board concerning this investigation was verbally rendered to us on August 1, 2001. The Competition Board decided that we were disrupting the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, we were fined approximately TL 7.0 trillion (equivalent to $5.3 million at August 1, 2001 and $4.3 million at December 31, 2002) and were enjoined to cease these infringements. We believe that we have not infringed the law and plan to initiate an action requesting the cancellation of the Competition Board's decision before the Danistay once we receive the Competition Board's decision enclosing the reasoning of the decision.

  Dispute Regarding Interconnection Revenues

        In December 2000, we informed the Turkish Treasury that we would no longer include our interconnection revenues in the determination of ongoing license fees paid to the Turkish Treasury as 15% of gross revenues. Effective from March 1, 2001, our ongoing license payments made to the Turkish Treasury have been calculated by excluding our interconnection revenues from the gross revenues. Upon request of the Ministry, the Danistay issued a non-binding opinion concluding that the interconnection revenues should be included in the determination of ongoing license fees and that we should pay the relevant unpaid ongoing license fees, including interest, for the period from March 1, 2001 onwards.

        We received letters from the Turkish Treasury on July 18, 2001, and September 6, 2001, in which the Turkish Treasury notified us that we are required to include the interconnection revenue in the gross revenue from which the ongoing license fees are to be computed. We obtained an injunction from the judicial court on November 2, 2001, allowing us to compute the gross revenue on which the ongoing license fees are to be computed without including the interconnection revenues. The Turkish Treasury, the Ministry and the Telecommunications Authority contested the injunction but their claim was rejected. We have accrued for the unpaid amounts and included them in the determination of net income. Since the parties failed to reach an agreement, on October 29, 2001, we initiated an arbitration suit in the ICC International Court of Arbitration against the Ministry, the Telecommunications Authority and the Turkish Treasury. The parties have appointed their arbitrators and a third arbitrator has been appointed by the ICC International Court of Arbitration since those two arbitrators of the parties cannot reach an agreement. The "Terms of Reference" were presented to the ICC International Court of Arbitration on January 2, 2003 and the timetable has been finalized. The case is still pending as of June 26, 2003.

  Dispute Regarding Collection of Frequency Usage Fees

        On May 21, 1998, we entered into a protocol with the Wireless Communications General Directorate (the Directorate) regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of our GSM mobile phone network. Under this protocol, we are to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate's power, including all of its rights and obligations, was transferred to the Telecommunications Authority, pursuant to the amendments in the Telecommunications Law. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from our prepaid subscribers, we applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, we filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating us to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. On July 10, 2002, the court decided in our favor. However, the Telecommunications Authority has appealed the decision and we filed our response to the court. On March 31, 2003, the Supreme Court notified us that it has accepted the Telecommunications Authority's appeal and annulled the decision of the lower court. We received a payment order for the annual frequency usage fee for 2003 amounting to TL 86.9 trillion (equivalent to $53.1 million as of

December 31, 2002), including interest of TL 10.7 trillion (equivalent to $6.5 million as of December 31, 2002). Hence, we made this payment on May 5, 2003. We did not pay the fees for 2002, but accrued TL 52.3 trillion (equivalent to $32.0 million as of December 31, 2002) for principal and TL 36.6 trillion (equivalent to $22.4 million as of December 31, 2002) for interest for the frequency usage fees of 2002 in our consolidated financial statements as of and for the year ended December 31, 2002. However, the legal process regarding the dispute is ongoing.

  Dispute on the Determination of Items of Gross Revenue

        On June 6, 2002, we initiated an arbitral proceeding before the ICC International Court of Arbitration against the Turkish Treasury and the Telecommunications Authority to resolve the dispute in respect of the determination of the items to be taken into account in the calculation of "gross revenue", which is the base for the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. The case is still pending as of June 26, 2003.

  New Action by Turk Telekom on Basic Unit Price

        In a case filed by Turk Telekom against the Telecommunications Authority, the Danistay granted an injunction limiting the applicability of the last paragraph of Article 13 of the License Agreement signed between the Telecommunications Authority and us. Article 13 regulates the base unit price, the minimum price charged by Turk Telekom to its subscribers for calls originating on fixed lines and terminating on our network. Pursuant to the injunction by the Danistay, Turk Telekom has informed us that it will recalculate and make its monthly payments to us on an ongoing basis beginning from the January 2003 payment. We believe that it is too early to assess the impact of such action by Turk Telekom.

  Investigation of the Telecommunications Authority

        The Telecommunications Authority has initiated an investigation against us claiming that we have violated Turkish law by carrying some of our international voice traffic through an operator other than Turk Telekom. We are disputing whether Turk Telekom should be the sole carrier of international voice traffic. We do not believe that a decision of the Telecommunications Authority against us will have material adverse effect on our operations since international traffic can be carried via Turk Telekom's leased lines. Should the Telecommunications Authority decide against us, it may assess a fine, which we believe will not have a material impact on our results of operations.

Dividend Policy

        To date, we have not paid any dividends to our shareholders. We intend to pay nominal annual dividends and to retain substantially all our cash from operations to fund our capital and other expenditures and to settle our projected liabilities as they fall due. We do not intend to pay interim dividends.

        In accordance with Turkish law, the distribution of profits and the payment of an annual dividend in respect of the preceding financial year will be recommended by the board of directors each year for approval by the shareholders at the annual general meeting which must be held within three months following the end of the preceding fiscal year, which is the calendar year. Dividends are payable on a date determined at the meeting of the general assembly of shareholders, which date, under the Capital Markets Board requirements, must be earlier than the end of the fifth month following the end of the preceding financial year.

        Annual profits are calculated and distributed in accordance with our articles of association after deducting required amounts and setting aside required reserves and deducting the previous year's losses, if any, as prescribed by the Turkish Commercial Code in the following required order:

  •
  5% of the net profit will be allocated to the first legal reserve until the first legal reserve reaches 20% of our paid-in capital;

  •
  a first dividend to shareholders as specified by the Capital Markets Board;

  •
  the remainder of the net profit may be set aside or distributed in full or in part to the shareholders as a second dividend or set aside as extraordinary reserves pursuant to a resolution of the general assembly of shareholders; and

  •
  10% of the second dividend amount to be distributed to the shareholders must be set aside as a second reserve.

        Taxes and reserves are computed using financial statements prepared according to the Turkish Commercial Code, which may differ significantly from our US GAAP accounts mainly due to lack of inflation adjustments and consolidation and different depreciation and expense and revenue recognition standards.

        Under the current Capital Markets Board's rules, we may decide whether to recommend distribution of dividends in any year. Under the CMB rules, if a public company determines not to distribute the first dividend, the corresponding amount shall be set aside as a special reserve. Furthermore, in order to distribute dividends to board members, employees, privileged shareholders or any foundations, we are required to distribute at least 50% of our distributable net profit. Dividends may be distributed in cash or in the form of bonus shares. Accordingly, we may freely determine the amounts of dividends to be distributed, subject to the requirements of the articles of association, the Capital Markets Board and the Turkish Commercial Code described above.

        To the extent we declare dividends in the future, we will pay those dividends in Turkish Lira. In the case of ordinary shares held in the form of ADSs, dividends will be converted into US dollars by the depositary for the ADSs, to the extent it can do so on a reasonable basis, and will be distributed to the holders of the ADSs. Because exchange rates between the Turkish Lira and the US dollar fluctuate continuously, a holder of ADSs will be subject to currency fluctuation generally, but particularly between the date on which dividends are declared and the date dividends are paid. Under current Turkish regulations, any dividends or other distributions paid in respect of the ordinary shares or ADSs will be subject to withholding taxes and the Turkish States Fund levy. See "Item 10E. Taxation."

8B.    Significant Changes

        Not applicable.

ITEM 9.    THE OFFER AND LISTING

9A.    Offer and Listing Details

        Our capital consists of ordinary shares. American Depositary Shares, or ADSs, each representing 2,500 of our ordinary shares, are traded on the New York Stock Exchange under the symbol "TKC" and the ordinary shares are traded on the Istanbul Stock Exchange under the symbol "TCELL." The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Morgan Guaranty Trust Company of New York, as Depositary under a Deposit Agreement, executed in July 2000, among us, Morgan Guaranty Trust Company of New York and registered holders from time to time of ADRs. ADRs were first issued in July 2000. In September 2001, we modified the ratio of our ordinary shares per American Depositary share from 250 ordinary shares per ADS to 2,500 ordinary shares per ADS, which had the effect of multiplying the closing price of our ADSs by ten.

        The table below sets forth, for the periods indicated, the reported high and low closing quotations on the New York Stock Exchange and Istanbul Stock Exchange.

	New York Stock Exchange ($ per ADS)		Istanbul Stock Exchange (TL per Ordinary Share)
	High	Low	High	Low
Annual information for the past five years(1)
2002	22.26	10.09	13,000	6,000
2001(2)	88.10	5.60	13,550	3,600
2000(2)	163.2	54.0	24,500	8,200
Quarterly information for the past two years 2002
First Quarter	22.26	14.25	13,000	7,700
Second Quarter	18.25	10.09	9,700	6,000
Third Quarter	15.80	10.80	10,600	6,800
Fourth Quarter	19.53	11.90	13,000	7,800
2001(2)
First Quarter	88.2	27.3	13,600	6,350
Second Quarter	40.5	24.6	10,400	7,100
Third Quarter	28.0	6.5	8,539	3,600
Fourth Quarter	20.5	6.8	12,500	4,050
Monthly information for most recent six months
December 2002	19.53	14.94	12,250	9,700
January 2003	16.62	14.49	11,500	9,400
February 2003	17.05	15.89	11,250	10,250
March 2003	16.40	10.89	10,750	7,700
April 2003	14.95	13.15	9,700	8,850
May 2003	16.18	13.69	9,250	8,000
June 2003(3)	17.00	15.13	9,650	8,500

(1)
Share price information is reported since our initial public offering in July 2000.

(2)
Share prices have been revised for 2000 and 2001 to reflect the ADR ratio change that occurred in September 2001 resulting in a share: ADS ratio change from 250:1 to 2500:1.

(3)
Through June 16, 2003.

        Fluctuations in the exchange rate between the Turkish Lira and the US dollar will affect any comparisons of ordinary share prices and ADS prices.

        On June 16, 2003, the closing price per ordinary share on the Istanbul Stock Exchange was TL 9,150 and per ADS on the NYSE was $16.19.

        The Depositary informed us that at December 31, 2002, 2,772,820 ADSs were held of record in the United States, while 4,130,620 ADSs were held of record in the United States on June 16, 2003.

9B.    Plan of Distribution

        Not applicable.

9C.    Markets

        Our ADSs are traded on the New York Stock Exchange under the symbol "TKC" and our ordinary shares are traded on the Istanbul Stock Exchange under the symbol "TCELL."

9D.    Selling Shareholders

        Not applicable.

9E.    Dilution

        Not applicable.

9F.    Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10A.    Share Capital

        Not Applicable.

10B.    Memorandum and Articles of Association

General

        We are registered in the Istanbul Trade Registry with the trade registry number 304844-252426. Our object and purpose are regulated under Article 3 of our Articles of Association. We are incorporated primarily for the provision of telephone, telecommunication and similar services in compliance with the Telegraph and Telephone Law No. 406 and services stated in the bid of our GSM Pan Europe Mobile Telephone System.

Board Members

  General

        The Board of Directors is comprised of seven members elected by the general assembly, all of whom must be individuals under Turkish law. Directors are required to be shareholders of the Company unless they are representatives of legal entity shareholders. Shareholders that are legal entities cannot be elected as directors and can only nominate their representatives for election to the Board of Directors. Currently, all of the directors on our Board represent shareholders that are legal entities. The Turkish Commercial Code, or the TCC, does not require a board member to be a Turkish citizen. There is no minimum age for the directors, provided that a board member has reached the age of majority, 18, and there is no mandatory retirement age under applicable law.

  Board Members' Interest

        The TCC also forbids a board member to enter into a transaction with us in any areas relating to our business either on the board member's own behalf or on behalf of someone else, thus preventing the abuse of duty by board members and protecting our interests (TCC Article 334). Our general assembly may, however, authorize our board members to enter into these types of transactions through a specific provision in our articles of association, or our general assembly may grant such a right on a yearly basis. This year's agenda of the general assembly included an item in that respect.

        Board members cannot participate in board meetings in which a matter related to themselves or their relatives is discussed. If any item of an agenda is related to one of the board members, the board member concerned should request the situation be recorded in the minutes of the meeting. Interested board members cannot participate in and sign such resolutions. If we suffer any loss because of a board member's failure to raise such an issue, the board member shall be held liable to compensate us for the loss.

        Under TCC Article 335, board members are barred from participating in similar activities outside our company. Board members cannot join general partnerships or become board members of limited liability companies active in similar types of business. Our general assembly may, however, authorize our board members to enter into these types of transactions through a specific provision in our articles of association or our general assembly may grant such a right on a yearly basis. On April 18, 2003, such approval was given by our general assembly.

  Compensation

        The compensation payable to board members shall be determined by our general assembly. The Board of Directors has no authority to determine compensation.

  Borrowing Power

        So far as the relevant provisions of Turkish law allow, the board members can exercise our powers to (i) borrow money; or (ii) give any form of guarantee or obligation relating to us or any third party. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the Capital Markets Board, or CMB, for each type of instruments. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid up capital as shown on the latest independently audited financial statements and submitted to the Board, plus reserves and the revaluation fund approved by the general assembly.

Capital Structure

  General

        Our Board of Directors has adopted the authorized share capital system which, under Turkish law, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our board and without need for further shareholder approval.

  Preemption Rights

        We may increase our capital only through the issuance of new shares, and such issuances may come in the form of a rights offering or a bonus issue. Under Turkish law, existing shareholders are entitled to subscribe for new shares, also known as preemption rights, in proportion to their respective shareholdings each time we undertake a capital increase. Our Board of Directors will generally recommend that new shares be issued at prices equal to their nominal value, which entitles the existing shareholders to subscribe for shares at a significant discount from their current market price. The exercise of preemption rights by shareholders must be made within a subscription period which we announce, which may not be less than 15 days nor more than 60 days after the issuance of the preemption rights circular. Shareholders who do not wish to subscribe for new shares may sell their rights on the Istanbul Stock Exchange, or the ISE. Any shares not subscribed for by the existing shareholders or purchasers of the rights coupons are sold on the ISE at the current market price. Any differences between the rights issue price and the price realized for the shares on the ISE would accrue to our surplus account. Preemption rights of shareholders related to a rights offering may be restricted wholly or in part either by an affirmative vote of the holders of a majority of the outstanding shares at an ordinary or extraordinary general assembly meeting of shareholders or a resolution adopted by the board of directors to such effect, provided that such authority is conferred upon the board of directors. CMB rules stipulate that such authority may be conferred upon the board of directors of companies that have received permission from the CMB to adopt the authorized capital system. By the amendment to the articles of association, we have conferred such authority on our board of directors. The CMB further requires that the right of the board of directors to restrict the preemption rights of shareholders applies equally with respect to all shareholders. Under Turkish law, bonus issues may be undertaken in order to convert all or a portion of the revaluation fund and reserves of a company into share capital.

  Dividend Distribution and Allocation of Profits

        Our Board of Directors recommends annual dividends, which then must be approved by our shareholders at their annual general meeting. Dividends are payable on a date determined at the annual general meeting upon the proposal of our Board. Under current rules, our shareholders at our annual general meeting may decide whether or not to distribute dividends in any year. Any distribution must be completed by the end of the fifth month following the fiscal year. Dividends are payable in cash or by transfer to an account of the shareholder with a bank in Turkey against delivery to our office in Turkey of the relevant dividend coupon attached to the share certificate representing the relevant shares. If dividends are distributed in the form of bonus shares by means of a bonus issue, such bonus shares shall be physically delivered to shareholders no later than five months after the end of the fiscal year. Entitlement of shareholders to dividends remains in effect for a period of five years following the date of the general assembly approving such distribution, after which time they are transferred to the Turkish government.

        Under the current CMB rules, the Board of Directors may decide whether or not to recommend distribution of dividends in any year. Under the CMB rules, the ratio of the first dividend must be specified in the articles of association. Our articles of association require that such ratio be a minimum of 20% of the net profit. As per CMB rules, dividends may be distributed to shareholders in cash or bonus shares or, upon the general assembly's decision, may be retained by the company. The CMB is entitled to request a publicly held company to distribute its dividends in cash, provided that such request is served before the agenda of the general assembly meeting is published. Under the CMB rules, if a public company determines not to distribute the first dividend, the corresponding amount shall be set aside as special reserve. Accordingly, we may freely determine the amount of dividends to be distributed, subject to the requirements of our articles, the CMB and the TCC.

        Part of our remaining net profit may be distributed to our shareholders as a second dividend or retained by us as retained earnings, all at the discretion of our general assembly. As per our articles of association, we deduct 10% from the amount of any distributions made as a second dividend and add it to a contingency reserve fund.

        Our articles of association define our net profit as the amount remaining after deduction from our annual revenues of all expenses, depreciation sums, taxes, required reserves and the previous year's losses that need to be deducted.

        The allocation of dividends from our net profit is calculated as follows:

  •
  5% is set aside as the statutory reserve fund until one fifth of the paid-in capital of Turkcell is reached as provided under article 466, paragraph 1 of the TCC; and

  •
  the first dividend amount as required by the CMB (currently 20% of the distributable profit) will be paid to the shareholders.

  Voting Rights

        Shareholders are entitled to one vote per share on all matters submitted to a vote of our shareholders. Any non-resident shareholder holding 10% or more of our share capital is required to notify the Foreign Investment Directorate, or FID, of its investment in us in order to be able to participate in meetings of our board of directors or in a general meeting of shareholders and vote their shares. The FID may require that such shareholder provide information relating to its corporate standing and financial status in connection with such notification.

        Recently, the CMB has published a "Communiqué on Principles of Cumulative Voting in the General Assemblies of Joint Stock Companies Subject to the Capital Markets Law" to govern principles and procedures regarding cumulative voting methods in publicly held companies. The cumulative voting designed thereby enables minority shareholders to elect representatives to the company's Board of Directors and board of auditors. Each shareholder receives a number of votes equal to the number of voting shares he possesses multiplied by the number of seats to be elected in the Board of Directors or board of auditors. The shareholders may choose to concentrate their votes for one candidate or to divide their votes between or among a number of candidates. The number of cumulative votes shall be calculated separately for the Board of Directors and the board of auditors. Implementation of the cumulative voting method is optional, but requires that the articles of association of the company include provisions for it. Turkcell's articles of association do not currently provide for cumulative voting.

  Transfer of Shares

        Subject to the limitations described below, shares may be sold and transferred by endorsement and delivery. In practice, shares in registered form traded on the ISE are represented by the share certificates endorsed in blank, enabling such shares to be transferred as if they were in bearer form.

        Decree 32 on the Protection of the Value of the Turkish Currency issued in August 1989 and amended in June 1991 provides that persons not resident in Turkey may purchase and sell our shares, provided that such purchase is effected through a bank or broker authorized pursuant to applicable Turkish capital markets legislation. Turkish capital markets legislation requires that shares of a company quoted on a Turkish securities exchange be traded exclusively on such exchange. The CMB has indicated that this requirement applies only to intermediary institutions licensed for trading on the stock exchange and to trade orders placed with them by investors. Accordingly, our shareholders that are not resident in Turkey may transfer such shares only on the ISE. This requirement does not apply to transfers of ADSs.

        Under Turkish law, in the event an individual not resident in Turkey registers an investment in our shares with the FID, the permission of the FID would be required for any subsequent transfer of our shares to a Turkish resident. In the event of a transfer by a non-resident to a person not resident in Turkey of an investment registered with the FID, the FID must be notified of such transfer within one month.

        In addition, our license agreement requires that we obtain permission from the Ministry of Transportation for a transfer of our shares representing 10% of our share capital within five years starting from the date of our license, which is April 1998. Under the Amending Law, all authorities of the Ministry of Transportation relating to concession or license agreements or general permissions were transferred to the Telecommunications Authority. Furthermore, under the Telecommunication Services Regulation, the Telecommunications Authority must approve any transfer of 49% or more of our shares by any of our original shareholders. This restriction does not apply where the transferee, on the date of the license's issuance, was a subsidiary, an affiliate or a group company.

        Under our articles of association, the board of directors is entitled to restrict the transfer of shares to foreigners in order to comply with the Turkish shareholding requirements under Turkish law. Under the Telecommunications Services Regulation, 51% of our shares or other proprietary rights must be owned by Turkish citizens or legal entities formed pursuant to Turkish Law. Our board of directors is authorized to restrict transfers jeopardizing this requirement.

  Disclosure of Beneficial Interests in the Shares

        We are required by the CMB to supply it with any information which it requires regarding the sale of our securities to the public. We are required to inform the ISE and the CMB of changes in the holdings of any shareholder who owns at least 10% of the shares, and of changes in our own shareholding in any other company in which we own at least 10% of the issued share capital. Furthermore, each board member, manager and shareholder that owns at least 10% of the issued share capital is required to notify the CMB and the ISE of their transactions in our shares when the total number of shares traded in connection with any transaction equals or exceeds 1% of the issued share capital.

        In addition, in the event any party or parties acting together acquire, directly or indirectly, 25% or more of our capital, voting rights or management control, such party or parties are required to make an offer to the other shareholders to buy their shares. Furthermore, if a party or parties acting together owns between 25% and 50% of the capital, and our voting rights increase such ratio by 10% or more in any given 12-month period, such party or parties are required to make an offer to the other shareholders to purchase their shares. The CMB may grant an exemption to the above-mentioned requirement to make an offer to the shareholders.

  Protection of Minority Shareholders

        Under Turkish law, minority shareholders, defined under Turkish Law as those who hold 5% or more of our share capital, have the right, among other things, to request our board of directors:

  •
  to invite the shareholders to an extraordinary shareholder meeting;

  •
  to request that a matter be included on the agenda at both ordinary and extraordinary meetings of shareholders;

  •
  to request the appointment of special statutory auditors; and

  •
  to require that the company take action against board members who have violated the Turkish Commercial Code or the articles of association of a company or who have otherwise failed to perform their duties.

  Liquidation

        In the event of liquidation, our shareholders are entitled to participate in any surplus pro rata according to their shareholdings.

  Changes in Capital Structure

        Our board of directors is authorized to increase the issued paid-in share capital by means of issuing new shares up to the authorized share capital ceiling. Any increase above our ceiling requires an amendment to our articles of association and therefore shareholder approval through a general assembly. Our board of directors may also restrict the rights of existing shareholders and offer new shares. Change in the voting and dividend rights of our shareholders requires an amendment to our articles of association and approval by the general assembly. Such amendment is also subject to the prior approval of the FID, the Ministry of Industry and Trade and the CMB. Furthermore, under the Turkish Commercial Code, all shareholders must have at least one vote.

        In addition, any decrease in our share capital requires an amendment to our articles of association. If we undertake to cancel our shares, we must notify any existing creditors, and within two months of notification, they may request payment or, if their receivables are not due and payable, we must create a security interest in their favor. Capital reduction is rarely applied in Turkey. Under Turkish law, companies are not allowed to buy back their own shares.

General Meetings

        Our general meetings are normally held at our head office in Istanbul. We shall hold our annual general meeting within three months of the end of each financial year, which in our case is the calendar year, in accordance with the Turkish Commercial Code. Extraordinary general meetings may be convened by our board of directors, or upon the request of our shareholders representing at least 5% of our share capital, or upon the request of our internal auditors.

        The following matters are required by the TCC and our articles of association to be included on the agenda of each of our annual general meetings:

  •
  review of the annual reports of our board of directors and the auditors;

  •
  the approval, amendment or rejection of the balance sheet and profit and loss account prepared for the preceding financial year, the release of our board of directors from liability in respect of actions taken by them in the preceding financial year, and the proposals of our board of directors for the allocation and distribution of any of our net profits;

  •
  the approval of the remuneration of the board members and the auditors; and

  •
  the re-election or replacement of directors and/or auditors whose terms of office have expired.

        Shareholders representing at least 5% of our share capital may, by written notice, require any additional matters to be included on the agenda for discussions at any of our general meetings.

        Notices covering general meetings (including postponements and reschedulings), which include the agenda of any such general meeting, must be published in the Trade Registry Gazette and a leading Turkish newspaper published in Istanbul determined by us, at least two weeks before the date fixed for the meeting. The TCC requires us to send notice of any general meeting by registered mail to each person registered in our books as a holder of shares and to those shareholders who have deposited at least one share certificate representing shares with us and have indicated a notice address.

        Any shareholder holding any of our shares and wishing to attend our general meetings in person must produce a share certificate at our head office not less than a week before the date of the meeting in order to obtain an entry permit for that meeting. Persons registered in our share book as owners of registered shares need not comply with such requirement to attend a general meeting of shareholders. Any shareholder not wishing to attend any such meeting in person may appoint another person as a proxy.

        Except as set out by the provisions of the TCC and our articles of association, the required quorum at any general assembly meeting is shareholders representing one-quarter of our share capital. If such quorum is not present when a general assembly is convened, the meeting shall be adjourned, in which event the meeting is reconvened within 15 days, with shareholders or their proxies present at such meeting. Resolutions of general assembly meetings must be passed by a majority of the shareholders or their proxies present at such meeting.

        According to the TCC, the quorum requirement at general assembly meetings convened to discuss changes in our purpose or legal status is at least two-thirds of our share capital. If a quorum is not present when the meeting is convened, the meeting shall be adjourned and reconvened, in which case the required quorum is at least half of our share capital. Resolutions of general assembly meetings relating to changing our purpose or legal status must be passed with a majority of our shareholders or proxies present at such meeting.

        According to our articles of association, the quorum requirement at general assembly meetings convened to amend our articles (excluding capital increase) is two-thirds of our share capital. Resolutions of our general assembly meetings relating to amendments to our articles of association

(excluding capital increases) must be passed by the shareholders (or their proxies) representing two-thirds of the share capital represented in such meeting.

        The quorum requirement at general assembly meetings convened to increase our share capital is 51% of our share capital. If such quorum is not present when such meeting is convened, the meeting shall be adjourned and reconvened within a month, in which case the required quorum is one-third of our share capital. Resolutions of general assembly meetings relating to capital increases must be passed by a majority of our shareholders or their proxies present at such meeting.

        Changing our jurisdiction or increasing the financial obligations of the shareholders towards us requires unanimous shareholder approval.

10C.    Material Contracts

        We are not a party to any material contracts other than those entered into in the ordinary course of business.

10D.    Exchange Controls

        Banks in Turkey set their own foreign exchange rates independently of those announced by the Central Bank. Pursuant to Decree 32 on the Protection of the Value of the Turkish Currency, issued in August 1989, as amended in March 1993, October 1994 and April 1997, the Government eased and ultimately abolished restrictions on the convertibility of the Turkish Lira for current account and nonresident capital account transactions by facilitating exchange of the proceeds of transactions in Turkish securities by foreign investors, which enabled Turkish citizens to purchase securities on foreign exchanges. These changes also permitted residents and nonresidents to buy foreign exchange without limitation and to transfer such foreign exchange abroad without ministerial approval.

        Turkish citizens are permitted to buy unlimited amounts of foreign currency from banks and to hold foreign exchange in commercial banks. Capital transfers outside Turkey of more than $5 million continue to require approval of the Turkish government. Although we believe it is unlikely that exchange controls will be reintroduced in the near term, any such exchange controls may materially adversely affect our results of operations generally.

10E.    Taxation

        The following discussion is a summary of certain material Turkish and United States federal income tax considerations relating to the ownership and disposition of our shares or ADSs. The discussion is based on current law and is for general information only. The discussion does not address all possible tax consequences relating to the ownership and disposition of shares or ADSs, and holders are urged to consult their tax advisors regarding the applicable tax consequences of holding and disposing of the shares or ADSs based on their particular circumstances. In particular, the discussion is not addressed to:

  •
  holders that do not hold the shares or ADSs as capital assets,

  •
  holders that own or are deemed to own 10% or more of the stock (by vote or value) of Turkcell, or

  •
  special classes of holders such as dealers in securities and investment companies.

        The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. This summary is also based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any related document will be performed in accordance with the terms of such agreement.

Republic of Turkey Taxation

        The following summary of Turkish tax law as in force on the date of this annual report describes the principal tax consequences for Turkish residents and US holders (as defined below in the United States Federal Income Taxation section) of the ownership and disposition of shares and ADSs. It is not a complete description of all the possible tax consequences of such ownership and disposition. Shareholders should consult their own tax advisers concerning the Turkish and other tax consequences applicable in their particular situations.

  Corporate Taxation

        A corporation that has its legal or business center in Turkey (a "Resident Corporation") is subject to a corporate tax, which is levied at a rate of 30% on such corporation's taxable income. Until a recent change in Turkish law, Resident Corporations have also been obligated to make a mandatory contribution to the Turkish State Fund ("fund levy") equal to 10% of the corporate tax that accrued in the taxable year. For taxable income earned in 2002, the fund levy resulted in an effective corporate tax rate of 33%. Application of the 10% fund levy has been abolished pursuant to Law No. 4842, which will be effective from January 1, 2004 on taxable corporate income earned in 2003 and onwards, resulting in an effective corporate tax rate of 30%.

        Resident Corporations are required to pay an "advance corporation tax" on a quarterly basis. The advance corporation tax rate was 25% for tax year 2002. However, pursuant to Law No. 4842 the rate has been increased to 30% commencing from the second quarter of the year 2003. This tax does not result in an additional tax being paid by the corporation. The advance corporation tax remitted quarterly will serve to reduce the actual corporation tax payable on the annual corporate profit in a given year, such that the overall annual rate on 2003 taxable income will be 30%.

        In the event that a Resident Corporation distributes dividends to individual shareholders (resident or non-resident), or to non-resident corporations that do not have a permanent establishment (fixed place of business or permanent representative) in Turkey, a withholding tax is payable by the Resident Corporation. The fund levy also applies to this withholding tax for dividends paid to holders in 2002 or 2003. For dividends paid in 2002, the rate of withholding tax was 5.5% (including 10% fund levy) for public companies, such as Turkcell and 16.5% for private companies, being applicable to all kind of investors (i.e., resident / non-resident, individuals / corporations). Moreover, in 2002 there was a withholding tax payable at rates ranging from 11%-19.8% over the corporate tax exempted income, regardless whether dividends were distributed. For dividends paid in 2003, the effective withholding tax rate is 11% (including the fund levy). Due to the recent amendments in the tax legislation there will be no withholding required if dividends are not distributed, provided that the company has no investment allowance. In addition, Law No. 4842 abolished the tax rate differential between public and private companies with respect to the applicable withholding tax, the withholding tax on corporate exempted income (except for the investment allowance that benefited from the previous legislation), and also abolished the 10% Turkish fund levy on the withholding tax for dividends paid to holders in 2004 and in following years. As a result, the effective withholding tax rate on dividends paid in 2004 and thereafter is scheduled to be 10%.

        In the event that Resident Corporations distribute dividends to resident legal entities or to non-resident legal entities that have a permanent establishment in Turkey, effective from April 24, 2003, such distributions will not be subject to withholding.

        Under the Income Tax Treaty between the United States of America and the Republic of Turkey, signed March 28,1996 (the "Treaty"), the withholding tax rate is limited to 20% (including the surcharges on dividends paid by a Turkish Resident Corporation) of the gross amount of the dividends unless the beneficial owner of shares or ADSs is a company which owns at least 10% of the voting stock of the company paying the dividends (in which case the rate would be limited to 15%). Because the current withholding tax rate applicable to publicly traded corporations, such as Turkcell, is only 11% (including the fund levy), the Treaty will not affect the current rate of Turkish withholding tax for US holders.

  Taxation of Dividends

        In 2002 and 2003, dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax within the recipient corporations. Dividends received by resident individuals from Resident Corporations are subject to withholding tax (5.5% in 2002, 11% in 2003 and 10% thereafter, as discussed above) and an annual income tax declaration. The withholding tax offsets the annual income tax. In 2002, an annual income tax declaration must be filed for dividends received from Resident Corporations only if the gross amount of cash dividends (plus a 1/5 tax credit) exceeds TL 6.65 billion. The tax credit so added to the dividends in determining taxable income is then offset against the taxes calculated to be due. In 2003, this tax credit mechanism will not be applied, but 50% of the dividend income received by resident individuals from Resident Corporations will be exempt from annual income declaration. The remaining 50% must be declared if it exceeds TL 12 billion in 2003.

        In 2002 and 2003, dividends paid on the ordinary shares or ADSs to a US holder that does not have a permanent representative or place of business in Turkey will not be subject to taxation in Turkey, except in respect of the income withholding tax discussed in the previous section.

  Taxation of Capital Gains

Gains realized by Residents

        Gains realized by resident individuals on the sale of shares traded on the Istanbul Stock Exchange (such as Turkcell shares) or ADSs that represent shares traded on the Istanbul Stock Exchange (such as Turkcell ADSs) to residents or non-residents are exempt from income tax, provided that the holding period of such shares or ADSs exceeds three months. Where this holding period has not been met, capital gains are computed by deducting the original cost of the shares or ADSs, after the application of a "cost adjustment" (which uses the Wholesale Price Index determined by the State Statistical Institution to eliminate gain arising solely from inflation), from the amount received upon the sale or disposition of the shares or ADSs. (In 2002 resident individuals alternatively could have used the deduction ratio which is annually declared by the Ministry of Finance and serves to eliminate gain arising solely from inflation.) If the holding period exemption is not available for gains realized in 2002, resident individuals can benefit from a fixed exemption on the first TL 3.5 billion of their taxable gains. In 2003 this fixed exemption amount is TL 10 billion. The amount exceeding the exemption amount is subject to an income tax declaration. Gains realized by Resident Corporations on the sale of shares or ADSs to residents or non-residents must be included in corporate income and are subject to the applicable corporate tax. However, if a two-year holding period is met, the Resident Corporation can benefit from either cost revision (under article 38 of the Income Tax Law) or temporary exemption (under provisional article 28 of the Corporate Tax Law valid until December 31, 2003), provided that the conditions specified in the laws are met.

Gains realized by US holders

        US holders (that do not have a permanent establishment in Turkey) are exempt from Turkish tax on capital gains generated from the sale of shares quoted on an exchange or ADSs that represent such shares, such as Turkcell shares or ADSs, under Article 13 of the Treaty. US resident legal entities having a permanent establishment (fixed place of business or permanent representative) in Turkey generally are subject to tax in Turkey on capital gains arising from the sale of such shares and ADSs and should consult their own Turkish tax advisors as to the rules applicable to them.

  Taxation of Investment and Mutual Funds

        The gains realized from portfolio trading activities by resident Investment and Mutual Funds are exempt from corporate tax but are subject to income withholding tax. Withholding tax rates are as follows:

  •
  if the institutions maintain a minimum of 25% of their portfolios invested in Turkish equity shares on a monthly weighted average basis, the applicable rate of withholding tax is 0%; and

  •
  if the percentage of the Turkish equity shares in the portfolios of such institutions is below 25% at any month during the year, the applicable rate of withholding tax is 10%. (Until the recent change with the Law No. 4842, resident Investment and Mutual Funds have also been obligated to pay 10% fund levy. Therefore, for 2002 the effective tax rate was 11%. Application of the 10% fund levy has been abolished pursuant to Law No. 4842, which will be effective from January 1, 2004 on corporate earnings of 2003 and onwards.

        A nonresident Investment or Mutual Fund may also qualify for this taxation regime if it appoints a permanent representative in Turkey, registers with the Turkish tax office, maintains legal books and meets the other tax requirements in Turkey. In such a case only the portion of the portfolio that is assigned into Turkey would be used in calculation of the 25% threshold.

  Stamp Taxes

        According to the Turkish Stamp Tax Law (Law No. 488), all agreements and documents specified in the law with a monetary value indicated thereon are subject to 0.15% - 0.75% stamp tax, which is calculated on the aggregate amount of such agreement or document up to a maximum of TL 800 billion per original (TL 1,292 billion in 2002). However, under Article 1(a) of the Council of Ministers Decree No. 94/6035, for the parties to underwriting agreements, such tax rate is 0%. Furthermore, in the event any agreement or document is executed outside Turkey, it shall not be subject to such Turkish stamp tax unless it is presented as evidence before a Turkish Court or a Government authority or its provisions are benefited from in Turkey.

United States Federal Income Taxation

        The following discussion is a summary of certain material US federal income tax considerations applicable to the ownership and disposition of shares or ADSs by you, if you are a US holder. In general you will be a "US holder" if:

  •
  you are the beneficial owner of our shares or ADSs;

  •
  you are either (i) an individual resident or citizen of the United States, (ii) a corporation or certain other entities treated as corporations for US federal income tax purposes created in or organized under the laws of the United States or any state thereof, (iii) an estate whose income is subject to US federal income taxation regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust;

  •
  you own our shares or ADSs as capital assets;

  •
  you own directly or indirectly less than 10% of our outstanding share capital or voting stock;

  •
  you are fully eligible for benefits under the Limitation on Benefits article of the Income Tax Treaty between the United States of America and the Republic of Turkey, signed March 28,1996 (the "Treaty"); and

  •
  you are not also a resident of Turkey for Turkish tax purposes.

        The Treaty benefits discussed below generally are not available to holders who hold shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Turkey.

        If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of your shares or ADSs.

        The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular holder, including tax considerations that arise from rules of general application or that are generally assumed to be known by US holders. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed US Treasury Regulations, rulings, administrative pronouncements and judicial decisions in effect as of the date of this annual report. All of these authorities are subject to change, possibly with retroactive effect, and to differing interpretations. In addition, this summary does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to US holders who are subject to special treatment under US federal income tax law, including insurance companies, dealers in stocks or securities, financial institutions, tax-exempt organizations, persons subject to the alternative minimum tax, and persons having a functional currency other than the US dollar.

        US holders are urged to consult with their own tax advisors regarding the tax consequences of the ownership or disposition of shares or ADSs, including the effects of federal, state, local, foreign and other tax laws with respect to their particular circumstances.

        For US federal income tax purposes, if you hold ADSs you generally will be treated as the owner of the shares represented by such ADSs.

  Dividends

        If we make any distributions of cash or other property to you, you generally will be required to include in gross income as ordinary income the amount of any distributions paid on the shares (including the amount of any Turkish taxes withheld in respect of such dividend as described above in the Turkish Corporate Taxation section), to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined for US federal income tax purposes. Distributions in excess of our earnings and profits will be applied against and will reduce your tax basis in your shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares or ADSs. Dividends paid by us will not be eligible for the dividends received deduction applicable in some cases to US corporations.

        Any dividend paid in Turkish Lira, including the amount of any Turkish taxes withheld therefrom, will be includible in your gross income in an amount equal to the US dollar value of the Turkish Lira calculated by reference to the spot rate of exchange in effect on the date the dividend is received by you, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the Turkish Lira are converted into US dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into US dollars will be treated as US source ordinary income or loss.

        Any dividends paid by us to you with respect to shares or ADSs will be treated as foreign source income and will be categorized as "passive income" or, in the case of some US holders, "financial services income" for US foreign tax credit purposes. Subject to limitations, you may elect to claim a foreign tax credit against your US federal income tax liability for Turkish income tax withheld from dividends received in respect of shares or ADSs. The rules relating to the determination of the foreign tax credit are complex. Accordingly, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit. The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by US holders of ADSs. Accordingly, the discussion above regarding the creditability of Turkish withholding tax on dividends could be affected by future actions that may be taken by the United States Treasury. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for Turkish income tax withheld, but only for a year in which you elect to do so with respect to all foreign income taxes.

  Sale or Exchange of Shares or ADSs

        Upon the sale or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in your shares or ADSs. Gain or loss upon the disposition of shares or ADSs generally will be US source gain or loss, and will be treated as long-term capital gain or loss if, at the time of the disposition, the holding period for the shares or ADSs exceeds one year. If you are an individual, any capital gains generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

        The surrender of ADSs in exchange for shares pursuant to the Deposit Agreement governing the ADSs will not be a taxable event for US federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

  Recent US Tax Law Changes Applicable to Individuals

        Recent US tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "2003 Act"), the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. Furthermore, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Finally, "qualified dividend income" received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at the rates applicable to these capital gains (i.e., a maximum rate of 15%) rather than the rates applicable to other items of ordinary income. For this purpose, "qualified dividend income" generally includes dividends paid on shares in US corporations as well as dividends paid on shares in certain non-US corporations if, among other things, (i) the shares of the non-US corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible with respect to substantially all of its income for the the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (qualifying treaties are to be identified by the Secretary of the US Treasury Department). We currently anticipate that dividends paid by us with respect to our shares or ADSs should constitute "qualified dividend income" for US federal income tax purposes and that US holders who are individuals should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-US corporations will constitute "qualified dividend income" and the effect of such status on the ability of a taxpayer to utilize associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, investors are urged to consult their own tax advisors regarding the impact on their particular situations of the provisions of the 2003 Act.

  Passive Foreign Investment Company Status

        We currently believe that we were not a Passive Foreign Investment Company (a "PFIC") for US federal income tax purposes in 2002. This conclusion is a factual determination that must be made annually and thus may be subject to change. A non-US corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC would not be "qualified dividend income" for purposes of the 2003 Act and would be taxed at the higher rates applicable to other items of ordinary income.

  US Information Reporting and Backup Withholding

        Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange, redemption or other disposition of shares or ADSs may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US-related financial intermediaries.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

10F.    Dividends and Paying Agents

        Not Applicable.

10G.    Statement by Experts

        Not Applicable.

10H.    Documents on Display

        Reports and other information of Turkcell can also be inspected without charge and copied at prescribed rates at the public reference facility maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates.

10I.    Subsidiary Information

        Not Applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Overview

  Foreign Exchange Risk Management

        Our functional currency is the Turkish Lira for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in foreign currencies, primarily US dollars and Swedish Krona. In addition, our indebtedness is principally in US dollars. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into Turkish Lira at the exchange rates prevailing at the balance sheet date, with the resulting exchange differences recognized in the determination of net income.

        Indebtedness denominated in foreign currencies (all in US dollars) totaled $1,307.9 million, representing almost 100% of total indebtedness at December 31, 2002.

        In November and December 2002, Inteltek signed two leasing contracts with Garanti Finansal Kiralama A.S. (Garanti Leasing), to purchase equipment for central betting system, amounting to $1.2 million and $0.2 million respectively.

        Fair value of indebtedness as of December 31, 2002 which was outstanding December 31, 2001 has not changed significantly except for loans under our 1999 and 1998 issuer credit agreements. The fair value of our 1998 issuer credit agreement has increased from $270.0 million at December 31, 2001 to $311.3 million at December 31, 2002; the fair value of our 1999 issuer credit agreement has increased from $348.0 million at December 31, 2001 to $412.5 million at December 31, 2002.

        We have invested in the 12.75% Senior Notes due August 1, 2005 issued by Cellco Finance N.V., in the total nominal amount of $2.0 million on April 7 and April 15, 2003, and will hold the bonds until maturity.

        We are exposed to foreign exchange availability and rate risks that could significantly impact our ability to meet our obligations and finance our network construction. A substantial majority of our debt obligations and capital expenditures are, and are expected to continue to be, denominated in US dollars. By contrast, substantially all of our revenues are, and will continue to be, denominated in Turkish Lira. To manage our foreign exchange risk more efficiently, on October 14 and October 16, 2002, we bought US dollars by engaging in three forward transactions in the ordinary course of business. These transactions totalled $20 million and matured on December 30, 2002. In addition, on May 1, May 2, May 6, June 6 and June 17, 2003, we engaged in nine forward transactions to buy US dollars totalling $120 million and maturing on June 30, September 30, December 30 and December 31, 2003. All hedging transactions have been authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect the company from fluctuations in currency values. Analytical techniques are used to manage and monitor foreign exchange risk will include market valuation and sensitivity analysis. In addition, we keep our monetary balances in US dollars to reduce our currency exposure and the maximum tariffs we may charge are adjusted periodically by the Telecommunications Authority to account, among other things, for the devaluation of the Turkish Lira.

        The following table sets forth as at December 31, 2001 and 2002, the principal, maturities and related weighted average interest rates by maturity date of our indebtedness that are sensitive to foreign currency exchange rate fluctuations. We have computed average interest rates using average loans outstanding on a daily basis.

	2001		2002
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
	(in millions)	(in millions)	(in millions)	(in millions)
Financial instrument
1999 Bank Facility	366.7	366.7	244.4	244.4
Average interest rate	8.5%	8.5%	7.1%	7.1%
Loan under 1999 Issuer Credit Agreement	400.0	348.0	400.0	412.5
Average interest rate	13.4%	13.4%	13.4%	13.4%
Loan under 1998 Issuer Credit Agreement	300.0	270.0	300.0	311.3
Average interest rate	15.6%	15.6%	15.6%	15.6%
Borrowings from London Forfaiting Company	3.5	*	—	*
Average interest rate	9.5%		—
Borrowings from Nordbanken	24.8	*	15.4	*
Average interest rate	5.8%		3.4%
Borrowings from AB Svensk	2.2	*	—	*
Average interest rate	5.8%		—
Borrowings from Akbank	250.0	250.0	187.5	187.5
Average interest rate	10.6%	10.6%	7.7%	7.7%
Borrowings from Vakifbank	100	*	57.1	*
Average interest rate	15.7%		10.9%
Borrowings from Garanti	150.0	*	75.0	—
Average interest rate	15.5%	—	9.7%	*
Borrowings from YKB-Bahrain	3.5	3.5	—
Average interest rate	7.0%	7.0%	—
Borrowings from YKB-Bahrain	0.8	0.8	—	—
Average interest rate	12.0%	12.0%	—	—

*
A reasonable estimate of fair value could not be made because the instrument is unique in nature and no information is readily available. The average interest rates represent the agreed interest rate plus amortization of deferred financing costs.

        Expected future maturities as of December 31, 2002 for each of the next five years and thereafter are set forth in the following table:

	2003	2004	2005	2006	2007	Total
	(in millions of US dollars)
1999 Bank Facility	244.4	—	—	—	—	244.4
Loan under the 1999 Issuer Credit Agreement	—	—	400.0	—	—	400.0
Loan under the 1998 Issuer Credit Agreement	—	—	300.0	—	—	300.0
Borrowings from Nordbanken	9.4	6.0	—	—	—	15.4
Borrowings from Akbank	62.5	62.5	62.5	—	—	187.5
Borrowings from Vakifbank	57.1	—	—	—	—	57.1
Borrowings from Garanti Bankasi	—	25.0	—	50.0	—	75.0
Total	373.4	93.5	762.5	50.0	—	1,279.4

        We engaged in nine forward transactions to buy US dollars amounting to $120 million in total. Eight of these transactions were knock-out forward transactions amounting to $105 million, in which we will buy US dollars at the forward rate at maturity provided that the spot rate at maturity is below the Knock-out Level and that the transactions will terminate for zero value if the spot rate at maturity is above the Knock-out Level.

        Notional amounts, transaction dates, maturities, spot rates, forward rates, knock-out levels and market forward rates are set forth in the following table:

Notional Amount $ in millions	Transaction Date	Maturities	Spot Rate $/TL	Forward Rate $/TL	Knock-out Level $/TL	Market Forward Rates* $/TL
20	May 1, 2003	June 30, 2003	1,591,000	1,650,000	1,725,000	1,437,719
20	May 1, 2003	September 30, 2003	1,591,000	1,700,000	1,800,000	1,579,734
10	May 1, 2003	September 30, 2003	1,591,000	1,725,000	1,850,000	1,579,734
10	May 2, 2003	September 30, 2003	1,550,000	1,650,000	1,750,000	1,579,734
10	May 2, 2003	September 30, 2003	1,550,000	1,675,000	1,800,000	1,579,734
20	May 6, 2003	December 30, 2003	1,537,000	1,750,000	1,900,000	1,737,771
10	June 6, 2003	December 30, 2003	1,433,000	1,700,000	1,850,000	1,737,771
5	June 17, 2003	December 31, 2003	1,420,000	1,620,000	1,850,000	**

*
Market forward rates on June 16, 2003 for transaction maturities

**
Market forward rate for the transaction is not available because it is engaged after June 16, 2003.

        One of these transactions is a partial forward transaction in the amount of $15 million, in which we will buy US dollars at the forward rate at maturity provided that the spot rate at maturity is below the Knock-out Level. If the spot rate at maturity is above the Knock-out Level, we will only receive a termination amount, in Turkish Lira, which is equal to the notional amount multiplied by the margin, which is the difference between the Knock-out Level and forward rate.

        Notional amount, transaction date, maturity, spot rate, forward rate, knock-out level and the margin are set forth in the following table:

Notional Amount $ in millions	Transaction Date	Maturity	Spot Rate $/TL	Forward Rate $/TL	Knock-out Level $/TL	Margin $/TL
15**	June 17, 2003	December 31, 2003	1,420,000	1,660,000	1,850,000	190,000
**
Market forward rate for the transaction is not available because it is engaged after June 16, 2003.

        As part of the cash management process, we preferred to invest cash into time deposits and repo transactions, which are repurchase agreements to sell (buy) a security with a commitment to buy (sell) the same security back from the purchaser at a specified price at a designated future date. Apart from the balance of the collection accounts, the total balance in the deposit accounts as of December 31, 2002 was $221.8 million.

        As of December 31, 2002, deposit amounts, relevant currencies, weighted average interest rates and average maturities are set forth in the following table:

Deposit Amount	Currency	Average Interest Rate p.a.	Average maturity in days
141.5	$ in millions	3.47% per annum	49
131.1	TL in trillion*	43.28% per annum	1

*
Equal to $80.2 million as of December 31, 2002.

        As part of the cash management process, we preferred to invest cash into time deposits and repo transactions. Apart from the balance of the collection accounts, the total amount in the deposit accounts as of June 16, 2003 was $471.1 million.

        As of June 16, 2003, deposit amounts, relevant currencies, weighted average interest rates and average maturities are set forth in the following table:

Deposit Amount	Currency	Average Interest Rate p.a.	Average maturity in days
328.6	$ in millions	3.72% per annum	37
200.8	TL in trillion*	37.14% per annum	1

*
Equal to $142.5 as of June 16, 2003.

  Interest Rate Risk Management

        We manage interest rate risk by financing non-current assets with long-term debt with both fixed and variable interest rates and equity. The following table sets forth as at December 31, 2001 and 2002, the principal, maturities and related weighted average interest rates by expected maturity date of our indebtedness that are sensitive to interest rate fluctuations. We have computed average interest rates using average loans outstanding on a daily basis.

        We have not entered into any interest rate hedging transactions.

	2001		2002
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
	(in millions)	(in millions)	(in millions)	(in millions)
Financial instrument
1999 Bank Facility	366.7	366.7	244.4	244.4
Average interest rate	8.5%	8.5%	7.1%	7.1%
Loan under 1999 Issuer Credit Agreement	400.0	348.0	400.0	412.5
Average interest rate	13.4%	13.4%	13.4%	13.4%
Loan under 1998 Issuer Credit Agreement	300.0	270.0	300.0	311.3
Average interest rate	15.6%	15.6%	15.6%	15.6%
Borrowings from London Forfaiting Company	3.5	*	—	*
Average interest rate	9.5%		—
Borrowings from Nordbanken	24.8	*	15.4	*
Average interest rate	5.8%		3.4%
Borrowings from AB Svensk	2.2	*	0	*
Average interest rate	5.8%		—
Borrowings from Akbank	250.0	250.0	187.5	187.5
Average interest rate	10.6%	10.6%	7.7%	7.7%
Borrowings from Vakifbank	100	*	57.1	*
Average interest rate	15.7%		10.9%
Borrowings from Garanti	150.0	*	75.0	—
Average interest rate	15.5%	—	9.7%	*
Borrowings from YKB-Bahrain	3.5	3.5		—
Average interest rate	7.0%	7.0%		—
Borrowings from YKB-Bahrain	0.8	0.8	—
Average interest rate	12.0%	12.0%
Other short-term borrowings**	0.6	0.6	0.3	0.3

*
A reasonable estimate of fair value could not be made because the instrument is unique in nature and no information is readily available. Average interest rates represent the agreed interest rate plus amortization of deferred financing costs.

**
Other short-term borrowings are denominated in Turkish Lira and no interest rate is applied.

        Expected future maturities as of December 31, 2002 for each of the next five years and thereafter:

	2003	2004	2005	2006	2007	Total
	(in millions of US dollars)
1999 Bank Facility	244.4	—	—	—	—	244.4
Loan under the 1999 Issuer Credit Agreement	—	—	400.0	—	—	400.0
Loan under the 1998 Issuer Credit Agreement	—	—	300.0	—	—	300.0
Borrowings from Nordbanken	9.4	6.0	—	—	—	15.4
Borrowings from Akbank	62.5	62.5	62.5	—	—	187.5
Borrowings from Vakifbank	57.1	—	—	—	—	57.1
Borrowings from Garanti Bankasi	—	25.0	—	50.0	—	75.0
Other short-term borrowings	0.3	—	—	—	—	0.3
	373.7	93.5	762.5	50.0	—	1,279.7

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not Applicable.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Based on our consolidated financial statements as of and for the three month period ended March 31, 2001, we were in breach of one of the covenants contained in our 1998 and 1999 bank facilities. We were not in breach of our covenant at December 31, 2000 or December 31, 2001. The breach of the leverage ratio covenant was an event of default and in accordance with US GAAP we had reclassified $305.5 million of our long-term debt as short-term debt payable in the current period as of March 31, 2001. As a result of the event of default, the agent for the lenders in the 1998 and 1999 bank facilities could have, and upon instruction of lenders holding more than 66 2/3% of the outstanding debt would have been required to have, demanded immediate repayment of the outstanding amounts under the 1998 and 1999 bank facilities, which would have also triggered a cross-default to, and acceleration upon notice of, substantially all of our borrowings. Absent waivers obtained from the relevant lenders, such a demand would have resulted in the acceleration of $716.9 million aggregate principal amount of our outstanding indebtedness under the bank facilities, which had been classified in our consolidated financial statements as of March 31, 2001, under the current portion of our long-term indebtedness. An additional $1,138.1 million, which was the total current and long-term portion of long-term debt that might have been due as a result of cross-defaults to such long-term debt being triggered, might have been due if the lenders under our 1998 and 1999 bank facilities had accelerated payments due under such facilities because of our covenant breach. During November 2001, we renegotiated the maximum leverage ratio (debt to annualized EBITDA, as defined in the 1998 and 1999 bank facilities) from 3.5 to 4.0 for March 31, 2001, 4.8 for June 30, 2001, 4.25 for September 30, 2001 through March 31, 2002, 4.0 for June 30, 2002 and 3.50 thereafter, and we renegotiated the minimum interest coverage ratio (EBITDA to total interest, as defined in the 1998 and 1999 bank facilities) from 2.5 to 2.25 for December 31, 2001, 2.00 for March 31, 2002 and June 30, 2002, 2.25 for September 30, 2002, 2.50 for December 31, 2002 and 3.00 thereafter. The renegotiated covenants were agreed with retroactive effect by the lenders of our bank facilities. In addition, during the third quarter of 2001 we repaid the 1998 bank facility. As a result of the repayment of the 1998 bank facility and the renegotiations of the covenants, $244.4 million of debt that had been classified as short-term debt at March 31, 2001, was reclassified as long-term debt as of December 31, 2001.

        We fully repaid our 1999 bank facility on March 31, 2003, in the amount of $244 million. As of the date of this prepayment, these financial covenants are no longer effective, and we were not in breach of any of the financial covenants on the prepayment date. There are no other financial covenants in any other financing agreements which can be breached and impact our financial condition negatively.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

        Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act Rules 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our Company particularly during the period in which this Form 20-F was being prepared.

        There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16.    [RESERVED]

ITEM 17.    FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this item.

ITEM 18.    FINANCIAL STATEMENTS

        The consolidated financial statements of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries as of December 31, 2001, and 2002, and for each of the years in the three-year period ended December 31, 2002, with the Independent Auditors' Report thereon and the consolidated financial statements of Fintur Holdings B.V. as of December 31, 2001 and 2002, and for each of the years in the two-year period ended December 31, 2002, with the Report of Independent Accountants, are filed as part of this annual report, as follows.

ITEM 19.    EXHIBITS

EXHIBIT NUMBER			DESCRIPTION
1.1	*	—	Certificate of Association of Turkcell Iletisim Hizmetleri A.S.
2.1	**	—	Indenture among Cellco Finance N.V. and HSBC Bank USA dated December 22, 1999.
8.1	†	—	Subsidiaries of Turkcell.
12(a).1		—	Certification pursuant to 18 U.S.C section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

*
Previously filed with the Registration Statement of Cellco Finance N.V. and Turkcell Iletisim Hizmetleri A.S. on Form F-4, which was declared effective on October 13, 1999 (Registration Nos. 333-9458; 333-9458-01).

**
Previously filed with the Annual Report of Turkcell Iletisim Hizmetleri A.S. on Form 20-F, which was filed on June 27, 2001.

†
Previously filed with the Registration Statement of Turkcell Iletisim Hizmetleri A.S. on Form F-1, which was declared effective on July 7, 2000 (Registration No. 333-12118).

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.
By:	/s/ Muzaffer Akpinar Muzaffer Akpinar Chief Executive Officer
Date:	June 30, 2003

CERTIFICATIONS

I, Muzaffer Akpinar, certify that:

        1.     I have reviewed this annual report on Form 20-F of Turkcell Iletisim Hizmetleri A.S.;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b)    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

By:	/s/ MUZAFFER AKPINAR Muzaffer Akpinar Chief Executive Officer

I, Ekrem Tokay, certify that:

        1.     I have reviewed this annual report on Form 20-F of Turkcell Iletisim Hizmetleri A.S.;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b)    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

By:	/s/ EKREM TOKAY Ekrem Tokay Chief Financial Officer

Independent Auditors' Report

To the Board of Directors of
Turkcell Iletisim Hizmetleri Anonim Sirketi

        We have audited the accompanying consolidated balance sheets of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries (the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Fintur Holdings B.V. (Fintur), a 41.45 percent owned investee company. The Company's investment in Fintur at December 31, 2001 and 2002, was $58,229 thousand and $106,479 thousand, respectively, and its equity in the net loss of Fintur for the years 2000, 2001 and 2002 was $30,272 thousand, $51,165 thousand and $20,346 thousand, respectively. The consolidated financial statements of Fintur were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Fintur, is based solely on the report of the other auditors.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG Cevdet Suner Denetim ve
Yeminli Mali Musavirlik A.S.

March 13, 2003, except Note 30(d) and Note 30(e) which
are as of March 29, 2003 and April 30, 2003, respectively
Istanbul, Turkey

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2001 AND 2002

(In thousands, except share data)

	2001	2002
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$243,114	394,071
Trade receivables and accrued income, net (Note 7)	256,143	217,471
Due from related parties (Notes 3 and 8)	164,448	78,857
Inventories (Note 3)	12,154	6,213
Prepaid expenses (Note 10)	20,843	14,570
Other current assets (Notes 3 and 9)	46,965	44,736

Total current assets	743,667	755,918
DUE FROM RELATED PARTIES (Notes 3 and 11)	10,085	9,585
PREPAID EXPENSES (Note 10)	3,300	1,747
INVESTMENTS (Notes 3 and 12)	58,329	106,479
FIXED ASSETS, net (Notes 3 and 13)	1,655,110	1,431,963
CONSTRUCTION IN PROGRESS (Note 14)	119,636	62,910
INTANGIBLES, net (Notes 3 and 15)	916,920	856,364
OTHER LONG TERM ASSETS (Note 3)	28,996	8,527

	$3,536,043	3,233,493

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short term borrowings (Note 16)	$383,167	373,828
Trade payables (Note 17)	302,039	25,737
Due to related parties (Notes 3 and 18)	3,626	2,548
Taxes payable (Note 17)	130	—
Other current liabilities and accrued expenses (Note 19)	303,425	563,311

Total current liabilities	992,387	965,424
LONG TERM BORROWINGS (Note 21)	1,218,903	905,875
LONG TERM LEASE OBLIGATIONS (Notes 3 and 22)	27,103	19,132
RETIREMENT PAY LIABILITY (Note 3)	4,737	6,657
MINORITY INTEREST (Note 3)	896	568
OTHER LONG TERM LIABILITIES	6,792	5,378
SHAREHOLDERS' EQUITY
Common stock
Par value one thousand TL; authorized, issued and outstanding 500,000,000,000 shares in 2001 and 2002 (Note 23)	636,116	636,116
Additional paid in capital	178	178
Advances for common stock	119	119
Legal reserves	5	5
Accumulated other comprehensive loss (Note 3)	(1,875)	(4,017)
Retained earnings	650,682	698,058

Total shareholders' equity	1,285,225	1,330,459

COMMITMENTS AND CONTINGENCIES (Note 28)
	$3,536,043	3,233,493

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(In thousands, except share data)

	2000	2001	2002
Revenues (Notes 3 and 24)	$2,063,915	1,702,215	1,973,850
Direct cost of revenues (Note 3)	(1,197,175)	(1,173,743)	(1,366,899)

Gross profit	866,740	528,472	606,951
General and administrative expenses (Note 25)	(187,878)	(130,681)	(104,523)
Selling and marketing expenses (Note 26)	(253,225)	(180,554)	(223,496)

Operating income	425,637	217,237	278,932
Income (expense) from related parties, net (Note 27)	2,450	2,508	(225)
Interest income	94,654	97,268	95,548
Interest expense (Note 3)	(251,174)	(305,069)	(302,335)
Other income (expense), net	9,703	(5,135)	13,607
Equity in net loss of unconsolidated investees (Notes 3 and 12)	(31,645)	(51,316)	(20,392)
Gain (loss) on sale of affiliates (Note 12)	44,244	—	(47)
Minority interest (Note 3)	(316)	389	333
Translation loss (Note 3)	(21,953)	(151,454)	(18,045)

Income (loss) before taxes	271,600	(195,572)	47,376
Income tax benefit (expense) (Notes 3 and 20)	(43,693)	8,783	—

Net income (loss)	$227,907	(186,789)	47,376

Basic and diluted earnings (loss) per common share (Notes 3 and 23)	$0.00051	(0.00040)	0.00009

Weighted average number of common shares outstanding (Notes 3 and 23)	443,740,603,721	470,348,717,330	500,000,000,000

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(In thousands)

	2000	2001	2002
Operating Activities:
Net income (loss)	$227,907	(186,789)	47,376
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	299,632	393,795	411,634
Provision for retirement pay liability	1,898	1,192	1,920
Provision for inventories	—	2,376	(508)
Provision for doubtful receivables	83,143	(35,067)	15,675
Provision for income taxes	520	130	(130)
Accrued income	3,828	1,878	4,044
Accrued expense	12,258	29,708	256,597
Equity in net loss of unconsolidated investees	31,645	51,316	20,392
Minority interest	327	884	(328)
Gain on sale of affiliates	(44,244)	—	47
Deferred taxes	30,982	(24,594)	—
Changes in assets and liabilities:
Trade receivables	(166,550)	102,682	18,953
Due from related parties	(82,201)	(60,673)	86,091
Inventories	(8,332)	1,872	6,449
Prepaid expenses	(18,995)	10,105	7,826
Other current assets	(18,707)	(13,067)	9,568
Advances to related parties	2,080	1,020	—
Other long term assets	(3,422)	27	(536)
Due to related parties	(6,815)	815	(1,078)
Trade payables	(66,042)	4,464	(276,302)
Other current liabilities	63,206	5,672	2,570
Other long term liabilities	5,838	958	(1,414)

Net cash provided by operating activities	347,956	288,704	608,846
Investing Activities:
Additions to fixed assets	(824,680)	(163,406)	(84,355)
Reductions in construction in progress	40,447	113,663	56,726
Additions to intangibles	(192,593)	(58,571)	(43,576)
Investments in investees	(4,698)	(51,598)	(70,741)

Net cash used for investing activities	(981,524)	(159,912)	(141,946)
Financing Activities:
Proceeds from issuance of and advances for common stock	247,128	178,033	—
Proceeds from issuance of long and short term debt	1,018,869	58,991	—
Payment on long and short term debt	(526,840)	(495,678)	(322,367)
Net decrease in debt issuance expenses	10,762	18,932	13,669
Payment on lease obligations	(7,712)	(9,321)	(8,700)
Increase in lease obligation	5,997	—	1,455

Net cash provided by (used for) financing activities	748,204	(249,043)	(315,943)

Net increase (decrease) in cash	114,636	(120,251)	150,957
Cash at the beginning of period	248,729	363,365	243,114

Cash at the end of period	$363,365	243,114	394,071

Supplemental cash flow information:
Interest paid	$163,610	209,446	151,968
Taxes paid	16	—	—
Non-cash investing activities—
Accrued capital expenditures	132,885	88,685	—
Sale and purchase of investments	90,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31. 2000. 2001 AND 2002

(In thousands, except share data)

	Common stock							Accumulated other comprehensive loss
			Additional paid in capital	Advances for common stock	Legal reserves	Comprehensive income (loss)	Retained earnings		Total shareholders' equity
	Shares	Amount
Balances at January 1, 2000	87,250,000,000	$210,953		299	2,026		609,564	(2,873)	819,969
Issuance of common stock	152,750,000,000	247,286		(158)					247,128
Sale of affiliates					(2,021)	2,873		2,873	852
Comprehensive income:
Net income						227,907	227,907		227,907
Other comprehensive loss:
Translation adjustment						(1,049)		(1,049)	(1,049)

Comprehensive income						229,731

Balances at December 31, 2000	240,000,000,000	$458,239		141	5		837,471	(1,049)	1,294,807
Issuance of free shares	23,766,255,000								—
Issuance of common stock	236,233,745,000	177,877							177,877
Additional paid in capital			178						178
Comprehensive loss:
Net loss						(186,789)	(186,789)		(186,789)
Other comprehensive loss:
Translation adjustment						(826)		(826)	(826)

Comprehensive loss						(187,615)			—

Other				(22)					(22)

Balances at December 31, 2001	500,000,000,000	$636,116	178	119	5		650,682	(1,875)	1,285,225
Comprehensive income:
Net income						47,376	47,376		47,376
Other comprehensive loss:
Translation adjustment						(2,142)		(2,142)	(2,142)

Comprehensive income:						45,234			—

Other									—

Balances at December 31, 2002	500,000,000,000	$636,116	178	119	5		698,058	(4,017)	1,330,459

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002

(Amounts in thousands of US Dollar unless otherwise stated except share amounts)

(1)   Business:

        Turkcell Iletisim Hizmetleri Anonim Sirketi (Turkcell—Parent company) was incorporated on October 5, 1993. It is engaged in establishing and operating a Global System for Mobile Communications (GSM) network in Turkey. Turkcell and Turk Telekomunikasyon A.S. (Turk Telekom), a state owned organization of Turkey, were parties to a revenue sharing agreement signed in 1993 which set forth the terms related to the construction and operating phases of GSM network (the Revenue Sharing Agreement). In accordance with this agreement, Turk Telekom contracted with subscribers, performed billing and collection and assumed collection risks, while Turkcell made related GSM network investments. The Revenue Sharing Agreement covered a period of 15 years commencing in 1993. Turk Telekom and Turkcell shared revenues billed for subscription fees, monthly fixed fees and outgoing calls, at a ratio of 67.1% and 32.9%, respectively. In addition, Turkcell received 10% of revenues billed for incoming calls. On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Ministry of Transportation and Communications of Turkey (the Turkish Ministry). In accordance with the License Agreement, Turkcell was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a stand-alone GSM operator and free it from some of the operating constraints, which were stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the Turkish Treasury) an ongoing license fee equal to 15% of its gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. In May 2001, the Turkish Ministry's power relating to concession or license agreements or general permissions was transferred to the Telecommunications Authority, pursuant to new changes in the Telecommunications Law. On July 24, 2001, Turkcell renewed its License Agreement with the Telecommunications Authority. Turkcell signed the renewed License Agreement on February 12, 2002. Pursuant to Danystay's examination, Telecommunications Authority signed the renewed License Agreement on February 13, 2002, which became valid thereafter. In the renewed License Agreement, all major rights and obligations included in the original License Agreement were preserved, with certain additional requirements including an obligation to pay an administration fee to the Telecommunications Authority equaling to 0.35% of net revenues.

        As of December 31, 2002, Kibris Mobile Telekomunikasyon Limited Sirketi (Kibris Telekom), Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (Global), Corbuss Kurumsal Telekom Servis Hizmetleri A.S. (Corbuss), Turktell Bilisim Servisleri A.S. (Turktell), Hayat Boyu Egitim A.S. (Hayat), Kibrisonline Limited Sirketi (Kibrisonline), Bilisim ve Egitim Teknolojileri A.S. (Bilisim), Digikids Interaktif Cocuk Programlary Yapimciligi ve Yayinciligi A.S. (Digikids), Mapco Internet ve Iletisim Hizmetleri Pazarlama A.S. (Mapco) and Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (Inteltek) (the subsidiaries) are consolidated subsidiaries, owned 100.00%, 99.89%, 99.25%, 99.95%, 74.96%, 60.00%, 99.95%, 59.97%, 70.00% and 54.97%, respectively, by Turkcell or the subsidiaries (2001: Kibris Telekom, Global, Corbuss, Turktell, Hayat, Kibrisonline, Bilisim, Digikids and Mapco are consolidated subsidiaries, owned 100.00%, 99.85%, 99.44%, 99.96%, 74.97%, 60.00%, 99.96%, 59.98% and 77.50%, respectively, by Turkcell or the subsidiaries).

        Kibris Telekom constructs and operates a GSM network in Northern Cyprus. Kibris Telekom and the Ministry of Prosperity and Transportation of the Turkish Republic of Northern Cyprus are parties to a revenue sharing agreement, which covers a period of 10.5 years commencing on March 25, 1999. According to the Revenue Sharing Agreement, revenues billed for subscription fees, monthly fixed fees, incoming and outgoing calls are shared at a ratio of 50% between the parties.

        Global establishes databases and call centers.

        Corbuss and Turktell were incorporated for the purpose of rendering services related to information technologies such as Wireless Application Protocol (WAP) and Value Added GSM Services (VAS).

        Hayat was incorporated to provide educational digital broadcasting services for children.

        Kibrisonline was incorporated to provide internet services.

        Bilisim was incorporated to provide educational services through internet.

        Digikids was incorporated to provide entertainment services for children via internet and television.

        Mapco and Platco Internet ve Iletisim Altyapi Hizmetleri A.S. (Platco) were incorporated to provide internet services through any means of wireless communication. These companies having identical ownership structures merged on December 26, 2001 under the legal structure of Mapco.

        Inteltek was incorporated to set up and operate the central betting system, a computerized system that works with connected virtual and stationary agents and/or betting terminals and through multi access electronic environment, according to conditions stated in the agreement signed with Genclik ve Spor Genel Mudurlugu on July 30, 2002. In 2002, Turktell acquired 100% of Inteltek. Also, in 2002, Turktell sold 25% and 20% of its interest in Inteltek to Intralot Sa Trading, Production, Support and Management of Software and Electronic Systems of Multiple Use-Instant Lottery and Teknoloji Holding A.S., respectively.

        As of December 31, 2002, Fintur Holdings B.V. (Fintur) is equity method investee. (2001: Fintur and Siber Egitim ve Iletisim Teknolojileri A.S. (Siber Egitim)).

        During 2000, Turkcell contributed its following interests to Fintur, by decreasing its 100% ownership in Fintur to 25%, in exchange for investments in other businesses, assets and cash that had been contributed into Fintur by Cukurova Group and Sonera Group companies, the Company's major shareholders:

  •
  its 51% interest in GSM Kazakhstan LLP OAO Kazakhtelekom (GSM Kazakhstan), the Kazakstani GSM network operator,

  •
  its 87% interest in Azertel Telekomunikasyon Yatirim Dis Ticaret A.S. (Azertel), a company that holds a 64.3% interest in Azercell Telekom B.M. (Azercell), the Azeri GSM network operator,

  •
  its 99.92% interest in Gurtel Telekomunikasyon Yatirim ve Dis Ticaret A.S. (Gurtel), a company that holds a 78% interest in Geocell Ltd (Geocell), the Georgian GSM network operator,

  •
  its 66% interest in Moldcell S.A. (Moldcell), the Moldavian GSM network operator,

  •
  its 100% interest in Digital Platform Iletisim Hizmetleri A.S. (Digital Platform), its digital television distribution subsidiary.

        On February 28, 2002, the shareholders of Fintur signed a letter of intent for the restructuring of Fintur's two business divisions, the international GSM businesses and the technology businesses. As per the subject transaction, on August 21, 2002, Turkcell acquired an additional 16.45% of Fintur from the Cukurova Group, increasing its stake in the business to 41.45%, and Fintur sold its entire interests in its technology businesses to the Cukurova Group. Turkcell paid a total of $70,741 to the Cukurova Group for the additional interest in Fintur. Management believes that this transaction will enable Turkcell to focus on its core mobile business and provide opportunities for growth since these GSM operations are located in countries with low mobile penetration rates. (Note 12)

        Siber Egitim was incorporated to provide educational services through television and internet. At December 31, 2001, the ownership interest of Turkcell and the subsidiaries in Siber Egitim was 99.98%. On April 25, 2002, shares in Siber Egitim were transferred to other shareholders of Siber Egitim without any consideration.

(2)   Financial Position and Basis of Preparation of Financial Statements:

        Turkcell and the subsidiaries (the Company) maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in the countries where they are resident. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States of America. The financial statements as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002 present the consolidated financial position and consolidated results of operations of the Company.

        At December 31, 2002, current liabilities exceeded current assets by $209,506 (2001: $248,720). This matter may raise doubt about the Company's ability to continue as a going concern. The consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. The company has generated positive cash flows from operations for the past years. Management believes that the Company will continue to generate sufficient operating cash flows to operate as a going concern. Accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(3)   Summary of Significant Accounting Policies:

        Significant accounting policies followed in the preparation of the consolidated financial statements referred to above are set out below:

(a)    Revenue and expense recognition

        Revenues:

        Communication fees include all types of postpaid revenues from incoming and outgoing calls, additional services and prepaid revenues. Communication fees are recognized at the time the services are rendered.

        Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

        Subsequent to the acquisition of the License and through the third quarter of 2000, subscription fees, simcard and prepaid simcard sales were recognized upon initial entry of a new subscriber into the GSM system only to the extent of direct costs. Excess subscription fees, simcard and prepaid simcard sales, if any, were deferred and amortized over the estimated effective subscriber life. Subsequent to March 2000, subscription fees were no longer charged to subscribers.

        The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), on December 3, 1999. SAB 101 provides additional guidance on the application of existing generally accepted accounting principles to revenue recognition in financial statements. SAB 101 establishes more clearly defined revenue recognition criteria than previously existing accounting pronouncements, and specifically addresses revenue recognition requirements for non-refundable fees, such as activation fees, collected by a company upon entering into an arrangement with a subscriber, such as an arrangement to provide telecommunication services. SAB 101 is effective for the last quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB 101 effective October 1, 2000. The adoption of SAB 101 did not have a material impact on the Company's consolidated financial position or results of operations.

        Expenses:

        Direct costs of revenues mainly include transmission fees, base station rents, depreciation and amortization charges and technical, repair and maintenance expenses directly related to services rendered.

        Direct cost of subscription fees, simcard and prepaid simcard sales include activation fees paid to dealers, certain subscriber acquisition costs, cost of simcard sales and simcard subsidies. Selling and marketing and general and administrative costs are charged to expenses as incurred.

        Since July 2000, Turkcell has had a customer loyalty (point) program. The Company does not plan to terminate the program currently. However, with a prior announcement, Turkcell may terminate or extend this program at any time without any reason. In the program, Turkcell awards points to its postpaid subscribers based on the amount of billings. Subscribers can redeem specified quantities of points for free product or services. Free products and services include those products provided by the third parties that are paid by Turkcell and free airtime for calls, messages, secretary, etc. provided by Turkcell. As of December 31, 2002, Turkcell has provided for the anticipated costs associated with the loyalty program based on its estimated redemption rates based upon historical data showing that historically approximately 16% of total points awarded was redeemed by the subscribers.

        The Company adopted EITF 01-09 on January 1, 2002. As a result of applying the provisions of EITF 01-09, the Company's revenues, gross profit, and selling and marketing expenses each were reduced by an equal amount of $161,025 and $84,695 for the years ended December 31, 2000 and 2001, respectively. The adoption of EITF 01-09 had no impact on operating income, net income (loss) or earnings (loss) per share.

(b)    Principles of consolidation

        As of December 31, 2002, the consolidated financial statements include the accounts of Turkcell and ten (2001: nine) majority owned subsidiaries. Investment in Fintur (2001: Fintur and Siber Egitim) is accounted for under the equity method of accounting.(Note 12)

        The major principles of consolidation are as follows:

  •
  All significant intercompany balances and transactions have been eliminated in consolidation.

  •
  Minority interest in net assets and net income of the consolidated subsidiaries are separately classified in the consolidated balance sheets and consolidated statements of operations.

(c)    Principles of translation of the financial statements into US Dollar

        Turkcell and the subsidiaries record transactions in their local currencies, which represent their functional currency. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the date of the transactions. Assets and liabilities denominated in foreign currencies are converted into Turkish Lira at the exchange rates ruling at balance sheet date, with the resulting exchange differences recognized in the determination of net income.

        Financial statements of Turkcell, Kibris Telekom, Global, Corbuss, Turktell, Hayat, Kibrisonline, Bilisim, Digikids, Mapco and Inteltek (2001: Turkcell, Kibris Telekom, Global, Corbuss, Turktell, Hayat,

Kibrisonline, Bilisim, Digikids and Mapco) have been translated into US Dollar, the reporting currency, in accordance with the relevant provisions of Statement of Financial Accounting Standard (SFAS) No. 52 "Foreign Currency Translation" as applied to entities in highly inflationary economies. Accordingly, revenues, costs, capital and nonmonetary assets and liabilities are translated at historical exchange rates while monetary assets and liabilities are translated at the exchange rates prevailing at balance sheet dates. All foreign exchange adjustments resulting from translation of the financial statements into US Dollar are included in the determination of net income, as "Translation loss".

        Fintur (2001: Fintur and Siber Egitim) is an unconsolidated subsidiary accounted for under the equity method of accounting. Financial statements of this company has been translated into US Dollar, the reporting currency of the Company, in accordance with the relevant provisions of SFAS No. 52 as applied in highly inflationary economies. All foreign exchange adjustments resulting from translation of the financial statements of Fintur (2001: Fintur) into US Dollar are included in a separate section of shareholders' equity titled "Accumulated other comprehensive loss".

(d)    Fixed assets and intangibles

        Fixed assets and intangibles are stated at cost. Leases of plant and equipment under which the Company assumes substantially all the risks and the rewards incidental to ownership are classified as finance leases. Other leases are classified as operating leases.

        Finance leases are recognized in the balance sheet by recording an asset and liability equal to the present value of minimum lease payments at the inception of the lease. Capitalized finance leases are depreciated over the estimated useful life of the asset or the lease term where appropriate. Lease liabilities are reduced by repayments of principal, while the interest charge component of the lease payment is charged to income.

        Depreciation and amortization is provided using straight-line method at rates established based on the estimated economic lives of the related assets. The annual rates used approximate the estimated economic lives of the related assets and are as follows:

Buildings	4.0%
Machinery and equipment	12.5% - 25.0%
Furniture, fixture and equipment	20.0% - 25.0%
Motor vehicles	20.0% - 25.0%
Leasehold improvements	20.0% - 36.0%
Intangibles	4.0% - 12.5%

        Major renewals and betterments are capitalized and depreciated/amortized over the remaining useful lives of the related assets. Maintenance, repairs and minor renewals are expensed as incurred.

        When assets are otherwise disposed of, the costs and the related accumulated depreciation or amortization is removed from the accounts and resulting gain or loss is reflected in net income.

(e)    Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. At December 31, 2001 and 2002, inventories consisted of simcards and scratch cards (finished goods) amounting to $12,154 and $6,213, respectively.

(f)    Income taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's deferred tax assets and liabilities have been remeasured into US Dollar in accordance with the provisions of SFAS No. 109 "Accounting for Income Taxes" and the transaction gains and losses that result from such remeasurement have been included within the translation loss in the consolidated financial statements.

(g)    Use of estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual amounts could differ from those estimates. Significant estimates and assumptions include the depreciable/amortizable lives of fixed assets and intangibles, amounts reflected as allowances for doubtful receivables, valuation allowances on deferred tax assets and amounts reflected as accruals for liabilities arising from legal proceedings.

(h)    Transactions with related parties

        For reporting purposes, investee companies and their shareholders, shareholders of Turkcell and the subsidiaries and the companies that the shareholders have a relationship with are considered to be related parties.

(i)    Impairment of long-lived assets

        The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", on January 1, 2002. The adoption of SFAS 144 did not have a material impact on the company's consolidated financial position or results of operations.

        In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

        In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions—an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9". This statement amends SFAS No. 144 to include in its scope long-term customer-relationship intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used. Accounting for the impairment or disposal of certain long-term customer-relationship intangible assets is effective on October 1, 2002. The adoption of SFAS No. 147 did not have a material impact on the Company's consolidated financial position or results of operations.

        Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121.

(j)    Earnings per share

        The Company adopted SFAS No. 128, "Earnings Per Share". In accordance with this statement, basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share do not differ from basic earnings per share for all periods presented, as the Company has no common stock equivalents.

(k)    Comprehensive income

        The Company adopted SFAS No. 130, "Reporting Comprehensive Income", which requires the presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company's comprehensive income differs from net income applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders' equity for the period. Comprehensive income (loss) for the years ended December 31, 2000, 2001 and 2002 were $229,731, ($187,615) and $45,234, respectively.

(l)    Segment reporting

        The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". This statement requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers.

(m)    Derivative instruments and hedging activities

        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. As of December 31, 2001 and 2002, the Company did not have any freestanding or embedded derivatives. The Company adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on the Company's consolidated financial position or results of operations.

(n)    Accounting for computer software

        In accordance with, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"the Company capitalizes only external costs incurred to obtain internal-use computer software from third parties, and external costs of specified upgrades and enhancements to internal-use computer software if it is probable that those expenditures will result in additional functionality.

(o)    Reporting on the costs of start-up activities

        AICPA Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" (SOP 98-5) requires costs of start-up activities and organization costs to be expensed as incurred. As of

December 31, 2001 and 2002, the Company did not have any capitalized costs of start-up activities and organized costs.

(p)    Business combinations and goodwill and other intangible assets

        In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No.142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.. The Company adopted these statements on January 1, 2002, which did not have a material impact on the financial statements of the Company. As of December 31, 2002, the Company does not have any goodwill or indefinite live intangible assets.

(q)    Retirement pay liability

        Under the terms of the existing labour law in Turkey, the Company is required to make lump-sum payments to employees who have completed one year of service and whose employments are terminated without due course, or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days' pay maximum approximately $0.77 per year of employment at the rate of pay applicable at the date of retirement or termination.

(r)    Deferred financing cost

        Certain financing costs associated with the borrowings of funds are deferred. Deferred financing costs are recorded in other current assets $21,461 and other long-term assets $6,927 in the accompanying consolidated balance sheet at December 31, 2002 (2001: $14,123 and $27,934). These assets are amortized over the terms of the related borrowings as an adjustment to interest expense in the accompanying statements of operations.

(4)   New Accounting Standards Issued

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Management has not determined the impact, if any, of the adoption of SFAS No. 143 on the Company's consolidated financial position or results of operations.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", an amendment of APB Opinion No. 30, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria set forth by APB Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4, and is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 also makes non-substantive technical corrections to existing pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 with earlier adoption encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. An entity would continue to apply the provisions of EITF 94-3 to an exit activity that it initiated under an exit plan that met the criteria of EITF 94-3 before the entity initially applied SFAS No. 146. The adoption of SFAS No.146 is not expected to have a material effect on the Company's consolidated financial statements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure". This statement amends SFAS No. 123, "Accounting for Stock Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The adoption of SFAS No. 148 is not expected to have a material effect on the Company's consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends SFAS No. 133 for decision made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (2) in connection with other FASB projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, and the characteristics of a derivative that contains financing components. The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This statement is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003 and all provisions of this statement should be applied prospectively. The adoption of SFAS No. 149 is not expected to have a material effect on the Company's consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for contracts entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. The adoption of SFAS No. 150 is not expected to have a material effect on the Company's consolidated financial statements.

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about the obligations under guarantees that has been issued, including a reconciliation of changes in the entity's product warranty liabilities. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after 31 January 2003. For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after 15 June 2003. Management believes that the adoption of this standard will have no material impact on the Company's consolidated financial statements.

        In November 2002, EITF reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 is not expected to have a material impact on the Company's consolidated financial statements.

(5)   Fair Value of Financial Instruments:

        The Company's financial instruments consist of cash and cash equivalents, trade receivables and accrued income, short and long term borrowings and trade payables.

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(a)    Cash and cash equivalents, trade receivables and accrued income and trade payables

        The carrying amounts approximate fair value because of the short maturity of those instruments.

(b)    Short and long term borrowings

  (i)
  1999 Bank Facility: The carrying amount approximates fair value because the interest rate varies based on the London interbank offer rates.

  (ii)
  Loans under the Issuer Credit Agreement: The fair value is estimated based on the quoted market prices.

  (iii)
  Borrowings from Akbank: The carrying amount approximates fair value because the interest rate varies based on the London interbank offer rates.

  (iv)
  Other long term borrowings: For other long term borrowings, a reasonable estimate of fair value could not be made because they are unique in nature and no information is readily available.

  (v)
  Other short term bank loans and overdrafts: The carrying amount approximates fair value because of the short maturity of those instruments.

        The estimated fair values of the Company's financial instruments at December 31, 2001 and 2002 are as follows:

	December 31, 2001		December 31, 2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$243,114	243,114	394,071	394,071
Trade receivables and accrued income	256,143	256,143	217,471	217,471
Short term borrowings
—Current portion of long term borrowings
Practicable to estimate fair value	248,723	248,723	306,944	306,944
Not practicable	133,050	—	66,584	—
—Other short term bank loans and overdrafts
Practicable to estimate fair value	1,394	1,394	300	300
Trade payables	302,039	302,039	25,737	25,737
Long term borrowings
Practicable to estimate fair value	1,071,444	989,444	825,000	848,750
Not practicable	$147,459	—	80,875	—

(6)   Cash and Cash Equivalents:

        Cash and cash equivalents of $243,114 and $394,071 at December 31, 2001 and 2002, respectively, consist of cash on hand, demand deposits at banks and time deposits at banks.

        At December 31, 2002, cash and cash equivalents amounting to $140,351 (2001: $203,903) were deposited in the banks, which are owned and/or controlled by Cukurova Holding A.S., a shareholder of the Company.

(7)   Trade Receivables and Accrued Income, net:

        At December 31, 2001 and 2002, the breakdown of trade receivables and accrued income is as follows:

	December 31, 2001	December 31, 2002
Receivables from subscribers	$193,558	189,883
Receivable from Turk Telekom	50,810	56,949
Accounts and checks receivable	37,901	16,484

	282,269	263,316
Accrued service income	84,876	80,832
Allowance for doubtful receivables	(111,002)	(126,677)

	$256,143	217,471

        The Company has a receivable from Turk Telekom at December 31, 2001 and 2002, which represents amounts that are due from Turk Telekom under the Interconnection Agreement (Note 28). The Interconnection Agreement provides that Turk Telekom will pay Turkcell for Turk Telekom's fixed-line subscribers' calls to Turkcell's GSM subscribers.

        The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

        Additionally, based on the decision of the Court of Appeal related to Turk Telekom Interconnection Dispute, for the amounts paid in 2000, the Company recorded an accrued income amounting to $18,801 as of December 31, 2002. (Note 28)

        Accounts and cheques receivable represent amounts due from dealers and roaming receivables.

        Movements in the allowance for doubtful receivables were as follows:

	December 31, 2001	December 31, 2002
Beginning balance	$146,069	111,002
Provision for doubtful receivables	59,640	37,645
Write offs	—	(5,599)
Effect of change in exchange rate	(94,707)	(16,371)

Ending balance	$111,002	126,677

(8)   Due from Related Parties:

        As of December 31, 2001 and 2002, the balance comprised:

	December 31, 2001	December 31, 2002
A-Tel Pazarlama ve Servis Hizmetleri A.S. (A-Tel)	$35,011	20,846
ADD Production Medya A.S. (ADD)	—	16,656
Digital Platform	21,379	10,824
KVK Teknoloji Urunleri A.S. (KVK Teknoloji)	—	6,489
Asli Gazetecilik ve Matbaacylyk A.S. (Asli Gazetecilik)	8,677	5,667
KVK Mobil Telefon Sistemleri Ticaret A.S. (KVK)	13,436	3,816
Milleni.com GmbH (Milleni.com)	1,659	3,695
Azertel	1,755	2,940
Cukurova Investments N.V. (Cukurova Investments)	1,735	1,735
Azercell	2,940	1,375
Superonline	2,150	1,181
GSM Kazakshtan	4,167	803
Gurtel	1,264	188
Fintur (Note 12)	63,158	126
Sonera Corporation Inc.	3,262	94
Geocell	2,555	—
Other	1,300	2,422

	$164,448	78,857

        Due from A-Tel mainly resulted from simcard and prepaid card sales and advances given for hand-set subsidies provided by A-Tel in certain campaigns started by this company. (Note 27)

        Due from ADD mainly resulted from services rendered related to making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines. ADD has started to provide services to the Company since January 2002. (Note 27)

        Due from Digital Platform mainly resulted from receivables from call center revenues and advances given for current and planned sponsorships. (Note 27)

        Due from KVK Teknoloji and KVK mainly resulted from simcard and prepaid card sales to these companies. The Company has started to sell to KVK Teknoloji in the fourth quarter of 2002. (Note 27)

        Due from Asli Gazetecilik resulted from advances given for making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines owned by Cukurova Group. (Note 27)

        Due from Milleni.com mainly resulted from interconnection receivables. (Note 27)

        Due from Azertel mainly resulted from expenses paid by the company on behalf of this company. Within the balance as of December 31, 2002, $500 represents short term portion of long term receivables which has been collected subsequently in 2003. (Note 11)

        Due from Cukurova Investments resulted from the allocation of certain expenses made on behalf of the shareholders during the public offering.

        Due from Azercell resulted from roaming receivables and consultancy services given to this company.

        Due from Superonline mainly resulted from receivables from call center revenues. (Note 27)

        Due from GSM Kazakhstan mainly resulted from sales of GSM equipment and roaming receivables. (Note 27)

        Due from Gurtel resulted from the equipment sales made to Geocell.

(9)   Other Current Assets:

        At December 31, 2001 and 2002, the balance comprised:

	December 31, 2001	December 31, 2002
Deferred financing costs (Note 3)	$14,123	21,461
Blocked deposits	11,403	11,334
Advances to suppliers	8,245	8,180
Prepaid taxes	5,078	968
Other	8,116	2,793

	$46,965	44,736

(10) Prepaid Expenses:

        At December 31, 2001 and 2002, balances mainly comprised prepaid rent, insurance and maintenance expenses.

(11) Due From Related Parties—Long Term

        At December 31, 2001 and 2002, the balance represented an amount due from Azertel mainly resulted from the payment made by Azertel (on behalf of Azercell) to the Azerbaijan Ministry of Communication as dividend guarantee for 1997, in accordance with Article 13 of the GSM contract dated 19 January 1996.

        Under an amendment made in 1998 to the original contract, the dividend guarantee was cancelled and advance payments on amounts already distributed as dividends for 1997 were repayable to Azercell. This balance is to be paid back by Azertel to the Company from future dividends of Azercell to Azertel. On February 7, 2003, $500 has been paid to the Company. Accordingly, as of December 31, 2002, $500 has been reclassified to short-term. Further, on June 18, 2003, an additional $3,950 has been paid to the Company. (Not 31)

(12) Investments:

        At December 31, 2001 and 2002, investments in associated companies were as follows:

	December 31, 2001	December 31, 2002
Fintur	$58,229	106,479
Siber Egitim	100	—

	$58,329	106,479

        At December 31, 2001, the Company's ownership interest in Fintur and Siber Egitim were 25.00% and 49.98%, respectively. Investments in Fintur and Siber Egitim were accounted for under the equity method of accounting.

        On February 11, 2000, the Company paid Euro 120 thousand and capitalized a 100% owned subsidiary, Fintur. Fintur would mainly engage in participating in the capital and management of companies providing communication, internet, multi-media and data transfer services. Subsequently, a decision was made with Cukurova Holding A.S., Cukurova Investments and Yapi Kredi (collectively "Cukurova Group") and Sonera Group companies to jointly own Fintur where it was agreed to increase share capital of Fintur to $360,000 and affect the following business combination:

        Sonera Corporation Inc. contributed $127,100 in cash to Fintur in exchange for approximately 35% of the equity in Fintur. Cukurova Holding A.S. contributed $48,000 of its interests in three corporations (99.99% of Topaz, 70.00% of Mobicom and 79.97% of Verinet Uydu Haberlesme Sanayi ve Ticaret A.S.) to Fintur in exchange for 12.7% of the equity in Fintur and $2,400 in cash. Cukurova Investments contributed $70,000 of its interest in one corporation (50% of Superonline) to Fintur in exchange for 7.6% of the equity in Fintur and $42,700 in cash. Yapi Kredi contributed $72,000 worth of its interest in two corporations (50% of Superonline and 10% of Mobicom) to Fintur in exchange for 19.4% of the equity in Fintur and $2,000 in cash.

        Turkcell contributed to Fintur;

  •
  its 51% interest in GSM Kazakhstan, the Kazakstani GSM network operator,

  •
  its 87% interest in Azertel, a company that holds a 64.3% interest in Azercell, the Azeri GSM network operator,

  •
  its 99.92% interest in Gurtel, a company that holds a 78% interest in Geocell, the Georgian GSM network operator,

  •
  its 66% interest in Moldcell, the Moldavian GSM network operator,

  •
  its 100% interest in Digital Platform, its digital television distribution subsidiary.

        In exchange for the contribution to Fintur of its interests in these businesses, Turkcell acquired a 25% interest in Fintur, with a fair value of $90,000. The Company is accounting for its interest in Fintur under the equity method as from the date of the restructuring. As a result of the Fintur restructuring, the Company recognized a gain on sale of affiliates of $44,244 (excluding related tax expense of approximately $16,600) in June 2000 based upon 75% of the book value of its interest in the businesses contributed to Fintur ($31,000 at 75% equaling $23,300) and 75% of the fair value of its interest in Fintur ($90,000 at 75% equaling $67,500).

        On February 28, 2002, the shareholders of Fintur signed a letter of intent for the restructuring of Fintur's two business divisions, the international GSM businesses and the technology businesses. As per the subject transaction, on August 21, 2002, Turkcell acquired an additional 16.45% of Fintur from the Cukurova Group, increasing its stake in the business to 41.45%, and Fintur sold its entire interests in its technology businesses to the Cukurova Group. Turkcell paid a total of $70,741 to the Cukurova Group for the additional interest in Fintur. Upon the signing of the letter of intent, Fintur classified the subsidiaries in the technology businesses as held for sale and measured them at the lower of their carrying amount or fair value less the cost to sell, which resulted in an impairment charge of approximately $26,940. The $26,940 impairment charge has been recognized in Fintur's consolidated financial statements which had an effect amounting to $6,735 of Turkcell's equity in loss of unconsolidated investee in the consolidated results of operations. Management believes that this transaction will enable Turkcell to focus on its core mobile business and provide opportunities for growth since these GSM operations are located in countries with low mobile penetration rates.

        On April 25, 2002, shares in Siber Egitim were transferred to other shareholders of Siber Egitim without any consideration.

        At December 31, 2002, the Company's ownership interest in Fintur was 41.45%. Investment in Fintur was accounted for under the equity method of accounting.

        Aggregate summarized financial information of Azercell, Geocell, GSM Kazakhstan and Digital Pazarlama for the five month period ended May 31, 2000, and of Fintur, Mapco, Platco, Bilisim, Digikids and Siber Egitim as of and for the year ended December 31, 2000, and of Fintur and Siber Egitim as of and for the year ended December 31, 2001 and of Fintur as of December 31, 2002, and of Fintur and Siber Egitim for the year ended December 31, 2002 are as follows:

	December 31, 2001	December 31, 2002
Current assets	$218,375	103,679
Noncurrent assets	781,824	363,008

	1,000,199	466,687

Current liabilities	571,604	226,021
Noncurrent liabilities	223,559	100,704
Shareholders' equity	205,036	139,962

	$1,000,199	466,687

	5 months Ended May 31, 2000	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002
Revenue	$36,601	118,727	327,077	239,653
Direct cost of revenues	(20,127)	(127,495)	(375,427)	(120,750)
Income (loss) before taxes	2,421	(118,734)	(203,590)	(49,527)
Net income (loss)	$806	(123,242)	(204,969)	(62,718)

        Aggregate summarized information of Fintur and Siber Egitim for the year ended December 31, 2002 includes activities of Siber Egitim for the three month period ended March 31, 2002. Shares in Siber Egitim were transferred to other shareholders of Siber Egitim on April 25, 2002. For the three month period ended March 31, 2002, Siber Egitim's revenues, direct cost of revenues, loss before taxes and net loss were $16, $28, $73 and $73, respectively.

(13) Fixed Assets, net:

        As of December 31, 2001 and 2002, the analysis of fixed assets is as follows:

	Useful Lives	December 31, 2001	December 31, 2002
Operational fixed assets:
Base terminal stations	8 years	$890,323	934,317
Mobile switching center/Base station controller	8 years	808,683	824,611
Mini links	8 years	191,247	193,106
Supplementary system	8 years	34,492	33,498
Call center equipment	5 years	7,210	7,777
GSM services equipment	8 years	77,308	82,120

		2,009,263	2,075,429
Accumulated depreciation		(600,671)	(852,975)

Operational fixed assets, net		1,408,592	1,222,454
Non-operational fixed assets:
Land		531	773
Buildings	25 years	169,147	172,442
Furniture, fixture and equipment	4-5 years	133,300	143,716
Motor vehicles	4-5 years	6,047	7,837
Leasehold improvements	3-5 years	52,856	52,113

		361,881	376,881
Accumulated depreciation		(115,363)	(167,372)

Non-operational fixed assets, net		246,518	209,509

		$1,655,110	1,431,963

        Total amount of interest capitalized on fixed assets during the years ended December 31, 2000, 2001 and 2002 amounted to $7,267, $2,486 and $8, respectively. Such capitalized interest is depreciated over the useful lives of the related fixed assets.

        At December 31, 2001 and 2002, total fixed assets acquired under finance leases amounted to $66,771 and $66,930, respectively. Depreciation of these assets amounted to $3,044, $3,370 and $3,389 for the years ended December 31, 2000, 2001 and 2002, respectively, and is included with depreciation expense.

(14) Construction in Progress:

        At December 31, 2001 and 2002, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

	December 31, 2001	December 31, 2002
Turkcell—Phase 9	$116,409	60,020
Non-operational items	2,268	1,476
Turkcell—other projects	—	876
Kibris Telekom—GSM network	959	538

	$119,636	62,910

(15) Intangibles, net:

        As of December 31, 2001 and 2002, intangibles consisted of the following:

	Useful lives	December 31, 2001	December 31, 2002
Turkcell-License (Note 1)	25 years	$500,000	500,000
Computer software	8 years	641,473	683,822
Transmission lines	10 years	13,762	14,985

		1,155,235	1,198,807
Accumulated amortization		(238,315)	(342,443)

		$916,920	856,364

        As of December 31, 2002, amortized intangible assets are as follows:

	Gross carrying amount	Accumulated amortization
Turkcell License	$500,000	93,333
Computer software	683,822	244,481
Tranmission lines	14,985	4,629

	$1,198,807	342,443

Aggregate amortization expense

        Aggregate amortization expense for the years ended December 31, 2000, 2001 and 2002 are $71,578, $93,320 and $104,132, respectively.

Estimated amortization expense

For the year ended December 31, 2003	$106,392
For the year ended December 31, 2004	104,251
For the year ended December 31, 2005	102,342
For the year ended December 31, 2006	98,304
For the year ended December 31, 2007	$88,538

        The Company adopted SFAS No. 142 on January 1, 2002. The adoption of SFAS No. 142 did not have amaterial impact on the Company's consolidated financial position or results of operations. As of December 31, 2002, the Company does not have any goodwill or indefinite live intangible assets.

(16) Short Term Borrowings:

        At December 31, 2001 and 2002, short-term borrowings comprised the following:

	December 31, 2001	December 31, 2002
Current portion of long term borrowings (Note 21)	$381,773	373,528
Other short term bank loans and overdrafts	1,394	300

	$383,167	373,828

(17) Trade Payables:

        At December 31, 2002, the balance represents amounts due to Ericsson Telekomunikasyon A.S. (Ericsson Turkey) and Ericsson Radio Systems AB (Ericsson Sweden) of $2,499 (2001: $170,194) and $1,580 (2001: $88,737), respectively, resulting from fixed asset purchases, site preparation and other services, and amounts due to other suppliers totalling $21,658 (2001: $43,108) arising in the ordinary course of business.

        Turkcell is party to a series of supply agreements with Ericsson Turkey (collectively, the Supply Agreements) under which Ericsson Turkey has agreed to supply Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also give Turkcell a non-exclusive restricted software license for GSM software. Under the Supply Agreements, Ericsson Sweden guarantees all of Ericsson Turkey's obligations to Turkcell.

        Turkcell also entered into a GSM service agreement with Ericsson Sweden under which Ericsson Sweden supplies Turkcell with the following system services: trouble report handling service, hardware service, consultation service and emergency service. This agreement expired on December 31, 1998 but contains successive one-year automatic renewals unless terminated by either party in writing no later than six months prior to the expiration of the then current term, but not beyond December 31, 2005. As of December 31, 2002, the agreement was automatically extended through December 31, 2003.

(18) Due to Related Parties:

        As of December 31, 2001 and 2002, due to related parties comprised:

	December 31, 2001	December 31, 2002
Turkiye Genel Sigorta A.S. (Genel Sigorta)	$425	925
Yapi Kredi Sigorta A.S. (Yapi Kredi Sigorta)	—	789
Hobim Bilgi Islem Hizmetleri A.S. (Hobim)	—	636
Other	3,201	198

	$3,626	2,548

        Due to Genel Sigorta and Yapi Kredi Sigorta resulted from fixed asset insurance premiums and health insurance premiums of the Company's personnel.

        Due to Hobim resulted from the invoice printing services rendered by this company. (Note 27)

(19) Other Current Liabilities and Accrued Expenses:

        At December 31, 2001 and 2002, the balance comprised:

	December 31, 2001	December 31, 2002
License fee accrual—The Turkish Treasury	$98,318	256,126
Taxes and withholdings	70,675	66,852
Annual frequency usage fee for 2002 (Notes 28 and 30)	—	54,434
Transmission fee accrual	3,266	51,559
Accrued interest on borrowings	45,176	42,488
Deferred income	40,930	40,887
Selling and marketing expense accruals	8,040	19,547
Lease obligations—short term portion (Note 22)	8,660	9,387
Roaming expense accrual	2,240	3,171
Interconnection accrual—Turk Telekom (Note 28)	11,425	1,225
Accrued interest on lease obligations	1,534	624
Other	13,161	17,011

	$303,425	563,311

        In accordance with the License Agreement (Notes 1 and 28), Turkcell pays the Turkish Treasury an ongoing license fee equal to 15% of its gross revenue. The balance of $98,318 at December 31, 2001 consisted of licence fee accrual amounting to $11,154 for the month of December 2001 and licence fee accrual on interconnection revenues amounting to $87,164 including interest of $22,560 for the months of March 2001 through December 2001 (Note 28). The balance of $256,126 at December 31, 2002 consists of license fee accrual amounting to $15,516 for month of December 2002 and license fee accrual on interconnection revenues amounting to $240,610 including interest of $95,056 for the months of March 2001 through December 2002. (Note 28)

        Turkcell did not pay the annual frequency usage fee for 2002, but accrued TL 52.3 trillion (equivalent to $32,020 as of December 31, 2002) for principal and TL 36.6 trillion (equivalent to $22,414 as of December 31, 2002) for interest in the accompanying consolidated financial statements as of and for the year ended December 31, 2002. (Note 28)

        On December 26, 2002, the commercial court has decided against Turkcell in the transmission lines lawsuit. As a result, Turkcell has accrued $37,405 of which $28,315 was included in direct cost of revenue and $9,090 was included in interest expense in the consolidated financial statements as of and for the year ended December 31, 2002. (Note 28)

        Interconnection accrual at December 31, 2001 and 2002 represents amounts payable under the Interconnection Agreement (Note 28). The Interconnection Agreement requires that Turkcell pays Turk Telekom for Turkcell's GSM subscribers' calls to Turk Telekom's fixed-line subscribers.

(20) Taxes on Income:

        The income tax benefit (charge) is attributable to income/loss from continuing operations and consists of:

	Year Ended December 31,
	2000	2001	2002
Current tax charge	$(6,290)	—	—
Deferred tax benefit (charge)	(37,403)	8,783	—

Income tax benefit (charge)	$(43,693)	8,783	—

        Income tax benefit (expense) attributable to income from continuing operations was ($43,693), $8,783 and nil for the years ended December 31, 2000, 2001 and 2002, respectively. These amounts are differed from the amount computed by applying the Turkish income tax rate of 33% to pretax income from continuing operations as a result of the following:

	Year Ended December 31,
	2000	2001	2002
Computed "expected" tax benefit (expense)	$(89,787)	64,539	(15,634)
Non taxable translation gain (loss)	56,742	287,102	(45,052)
Investment tax credit	135,327	108,152	122,150
Change in valuation allowance	(133,009)	(419,110)	7,874
Disallowed financial expenses	—	—	(28,811)
Nondeductable expenses	(3,910)	(13,476)	(40,812)
Other	(9,056)	(18,424)	285

Income tax benefit (expense)	$(43,693)	8,783	—

        For the years ended December 31, 2000, 2001 and 2002, substantially all income from continuing operations and related tax benefit (expense) were domestic.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2002 are presented below:

	December 31, 2001	December 31, 2002
Deferred tax assets:
Accrued expenses	$18,783	103,925
Accounts and other receivables (principally due to allowance for doubtful accounts) and other	34,572	22,688
Net operating loss carryforwards	250,520	91,857
Tax credit carryforwards (Investment tax credit)	271,698	361,584

Gross deferred tax assets	575,573	580,054
Less: Valuation allowances	(539,739)	(477,712)

Net deferred tax assets	35,834	102,342
Deferred tax liabilities:
Fixed assets and intangibles, principally due to financial leases, differences in depreciation and amortization, and capitalization of interest and foreign exchange loss for tax purposes	(35,834)	(102,342)

Total deferred tax liabilities	(35,834)	(102,342)

Net deferred tax assets (liabilities)	$—	—

        At December 31, 2002, net operating loss carryforwards are as follows:

Year	Amount	Expiration Date
1999	$1,892	2004
2000	6,258	2005
2001	265,920	2006
2002	3,280	2007

        On March 24, 2003, Turkcell has applied to the Tax Authority to increase its corporation tax bases for the years 1998, 1999 and 2000, in accordance with Tax Amnesty Law No. 4811, which became effective February 27, 2003. On April 9, 2003, Committee of Account Experts notified the expert reports of corporation taxes for the fiscal periods of 1998, 1999, 2000 and 2001 to Turkcell. Based on the experts reports, Turkcell's net operating loss carryforwards were approved to be TL 1,012 trillion. (Note 31)

        Non taxable translation gain results from translation of Turkish Lira denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies (as discussed in Note 3). Under SFAS No. 109, such translation gains and losses between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of Turkish Lira denominated fixed assets and intangibles into the US Dollar.

        The Turkish Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM and call center operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8%. Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $3,567,859 in qualifying expenditures, as defined in the certificates. As of December 31, 2002, the Company had incurred cumulative qualifying expenditures of approximately $2,752,966 (2001: $2,058,317), resulting in tax credit carryforwards under the certificates of approximately $361,584 (2001: $271,698), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. The certificates are denominated in Turkish Lira. However, approximately $2,440,134 of qualifying expenditures through December 31, 2002 (2001: $1,994,427) under such certificates is indexed against future inflation.

        The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. Management believes that currently, based on a number of factors, including a history of statutory tax losses, its limited operating history, the continuing increase in competition, political and economic uncertainty within Turkey and in certain neighbouring countries, and other factors, the available objective evidence creates significant uncertainty regarding the realizability of its net operating loss carryforwards and tax credit carryforwards. The Company forecasts to have taxable income in 2003. However, the management is not able to make any assessment about the effects of the geo-political situation in certain neighbouring countries, namely Iraq, Syria and Iran, on Turkey, on the Turkish economy and on the Company's operations, and, accordingly, such forecasts does not include these possible effects. Due to the high level of uncertainty, management believes a full valuation allowance should continue to be provided on the deferred tax assets as they are unable to conclude that the realization of the deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $477,712 is recorded as of December 31, 2002 (2001: $539,739) for such amounts. The valuation allowance at December 31, 2001 and December 31, 2002 has been allocated between current and non-current deferred tax assets on a pro rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not that the net deferred tax asset of approximately $102,342 as of December 31, 2002 (2001: $35,834) will be realized through reversal of taxable temporary differences. Changes in valuation allowances mainly result from changes in management's projections on recoverability of certain deferred tax assets.

        In accordance with the Law No. 4842, which made changes in certain laws announced on April 24, 2003, the surcharge of 10% applied on the corporation tax is abolished effective from January 1, 2004.

Accordingly, the effective Turkish income tax rate will become 30% effective from January 1, 2004. (Note 31)

        Further, the Law No. 4842 made certain changes in respect to investment tax benefits effective from April 24, 2003 (Note 31). The major changes are as follows:

  •
  It is not required to have an investment incentive certificate to entitle investment tax benefit. If capital expenditures qualify as eligible expenditures, investment tax benefit will be available automatically. In general, capital expenditures eligible for depreciation for tax purposes are considered also eligible for investment tax benefit.

  •
  Investment tax benefit will be calculated on 40% of qualifying capital expenditures but no withholding tax will be applied.

  •
  Previous provisions will still apply to:

  •
  investment tax benefits that are already entitled but unused and capital expenditures made as of April 24, 2003, under the investment incentive certificates obtained before April 24, 2003;

  •
  capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained before April 24, 2003; and

  •
  capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained after April 24, 2003 but applied for before April 24, 2003.

  •
  There is an option to prefer the previous or new provisions for capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained before April 24, 2003, and under the investment incentive certificates obtained after April 24, 2003 but applied for before April 24, 2003.

(21) Long Term Borrowings:

        At December 31, 2001 and 2002, long term borrowings comprised:

	December 31, 2001	December 31, 2002
Loan under the 1999 Issuer Credit Agreement	$400,000	400,000
Loan under the 1998 Issuer Credit Agreement	300,000	300,000
1999 Bank Facility	366,667	244,444
Akbank T.A.S. (Akbank)	250,000	187,500
Turkiye Garanti Bankasi A.S. (Garanti)	150,000	75,000
Vakifbank	100,000	57,143
Nordbanken—Stockholm (Nordbanken)	24,757	15,316
London Forfaiting Company	3,500	—
Yapi Kredi Bankasi-Bahrain	3,500	—
AB Svensk Exportcredit (AB Svensk)	2,252	—

	1,600,676	1,279,403
Less: Current portion of long term borrowings (Note 16)	(381,773)	(373,528)

	$1,218,903	905,875

        The Company has short and long term credit lines with local and foreign banks. At December 31, 2002, unused credit lines do not exist. In the years ended December 31, 2001 and 2002, the average amounts outstanding were $1,841,712 and $1,489,508, respectively.

Loan under the 1998 Issuer Credit Agreement

        Turkcell entered into a loan agreement in 1998 (the "1998 Issuer Credit Agreement") with Cellco Finance N.V. ("Cellco" or the "Issuer"), a limited liability company incorporated on January 27, 1998 under the laws of the Netherlands Antilles, in connection with the issuance by Cellco of $300,000 15% Senior Subordinated Notes due 2005 (the "Notes").

        Under the 1998 Issuer Credit Agreement, Cellco has loaned to Turkcell $300,000 net of financing fees.

        Turkcell and Cellco have agreed, for the benefit of all holders of the Notes, that they would file a registration statement to register the exchange offer under the Securities Act of 1933 for 15% Senior Subordinated Notes of Cellco (the "Notes"). A registration statement for the exchange offer was declared effective on October 14, 1999.

  Principal, maturity and interest: The Notes are limited in aggregate amount to $400,000, $300,000 of which was issued in the offering and $100,000 of which may be offered from time to time in the future. In the event of such a future offering, the notes offered thereby would have the same terms as the Notes. The Notes mature at par on August 1, 2005. Interest accrues at the rate of 15% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 1999, to the registered holders at the close of business on the preceeding January 15 and July 15.

  Redemption: The Notes are redeemable, at the option of Cellco, in whole or in part at any time, on and after August 1, 2002, upon 30 to 60 days' notice at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on August 1, 2002 of the year set forth below, plus, in each case, accrued and unpaid interest, additional amounts and additional interest, if any, to the date of redemption.

Year	Percentage
2002	107.50%
2003	103.75%
2004 and thereafter	100.00%

  The Notes may also be redeemed, in whole or in part, at Cellco's option, upon 30 to 60 days' notice at 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of the Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein.

  Security: Borrowings under the 1998 Issuer Credit Agreement are general unsecured obligations of Turkcell and are subordinated in right of payment to all existing and future senior indebtedness. There is no collateral for the obligations of Turkcell under the 1998 Issuer Credit Agreement.

  Covenants: The governing Indenture contains certain customary covenants that limit the ability of Cellco and the Company and its unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends, undergo a change in control, or otherwise dispose of all or substantially all of the assets of the Issuer or the Company.

Loan under the 1999 Issuer Credit Agreement

        On December 22, 1999, the Company entered into an Issuer Credit Agreement (the "1999 Issuer Credit Agreement") with Cellco in connection with the issuance by Cellco of $400,000 12 3/4% Senior Notes due 2005 (the "Senior Notes").

        Under the 1999 Issuer Credit Agreement, Cellco has loaned to Turkcell $400,000 net of financing fees.

        Turkcell and Cellco had agreed, for the benefit of all holders of the Senior Notes, that, after the issuance of the Senior Notes, they would file a registration statement to register an exchange offer under the Securities Act of 1933 for 12 3/4% Senior Notes of Cellco (the "Senior Notes"). A registration statement for the exchange offer was declared effective on July 11, 2000 and completed on August 14, 2000.

  Principal, maturity and interest: The Senior Notes are limited in aggregate amount to $500,000, $400,000 of which was issued in the offering and $100,000 of which may be offered from time to time in the future. In the event of such a future offering, the notes offered thereby would have the same terms as the Senior Notes. The Senior Notes mature at par on August 1, 2005. Interest accrues at the rate of 12 3/4% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 2000, to the registered holders at the close of business on the preceeding January 15 and July 15.

  Redemption: The Senior Notes may be redeemed, in whole, at Cellco's option, upon 30 to 60 days' notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of the Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein.

  Security: The payment of all obligations under the 1999 Issuer Credit Agreement is senior in right of payment to the prior payment of all obligations on subordinated indebtedness of Turkcell.

  Covenants: The governing Indenture contains certain customary covenants that limit the ability of Cellco and Turkcell and its consolidated and unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends, undergo a change in control, or otherwise dispose of all or substantially all of the assets of Turkcell and its consolidated subsidiaries or Cellco.

1999 Bank Facility

        Turkcell entered into a $550,000 senior amortizing term loan facility agreement dated November 24, 1999 between, among others, Deutsche Bank AG London, J.P. Morgan Securities Ltd. and Credit Suisse First Boston, as co-arrangers, other lenders, and Deutsche Bank AG London, as facilities agent, Exportkreditnamden (EKN), Finnvera Plc and Steadfast Insurance Company as security agents. At December 31, 2002, $244,444 (2001: $366,667) of the 1999 bank facility was outstanding. The following is a summary description of the principal terms of the 1999 bank facility.

        The 1999 bank facility provided for, subject to certain terms and conditions, credit facilities to Turkcell in six tranches:

  •
  an amortizing term loan facility, known as the tranche A facility, in the amount of $175,000 (outstanding amounts at December 31, 2001 and 2002 are $116,667 and $77,778, respectively), 100% guaranteed for political risks and commercial risks by Exportkreditnamnden, the Swedish Export Credits Guarantee Board or EKN,

  •
  an amortizing term loan facility, known as the tranche B facility, in the maximum amount of up to $175,000 (outstanding amounts at December 31, 2001 and 2002 are $116,667 and $77,778, respectively), guaranteed by EKN for political risks only,

  •
  an amortizing term loan facility, known as the tranche C facility, in the amount of $78,598 (outstanding amounts at December 31, 2001 and 2002 are $52,399 and $34,932, respectively), guaranteed by EKN for political risks only,

  •
  an amortizing term loan facility, known as the tranche D facility, in the amount of $95,000 (outstanding amounts at December 31, 2001 and 2002 are $63,333 and $42,222, respectively), guaranteed by Finnvera Plc for political risks only,

  •
  an amortizing term loan facility, known as the tranche E facility, in the amount of $5,000 (outstanding amounts at December 31, 2001 and 2002 are $3,333 and $2,222, respectively),

  •
  an amortizing term loan facility, known as the tranche F facility, in the amount of $21,402 (outstanding amounts at December 31, 2001 and 2002 are $14,268 and $9,512, respectively), guaranteed by Steadfast Insurance Company for political risks only.

        The proceeds of any advance under the tranches A, B, C, D, E and F must be used for payment of up to 85% of the aggregate purchase price for goods and services sourced from Sweden pursuant to an equipment supply contract with Ericsson Turkey and Ericsson Sweden.

        The interest rate varied between LIBOR plus 1.00% and LIBOR plus 3.50% per annum in respect of the tranches.

        Turkcell paid to the Lenders under the 1999 bank facility a commitment fee, payable quarterly in arrears, equal to 0.375% per annum on the daily aggregate undrawn, uncancelled amount available under the tranche A facility and 0.75% per annum on the daily aggregate undrawn, uncancelled amount available under the tranche B facility and tranches C, D, and F facilities and 1% under the tranche E facility.

        Turkcell from time to time paid certain arrangement and agency fees in connection with the 1999 bank facility, as separately agreed.

        All term loans were repayable in six equal semi-annually instalments commencing March 28, 2002, with the final instalment due on September 30, 2004.

        On March 13, 2003, Turkcell notified the agent for the 1999 bank facility that it would early extinguish the outstanding balance of $244,444 as of December 31, 2002 in March 2003. Accordingly, $244,444 has been included in current portion of long term borrowings in the consolidated balance sheet as of December 31, 2002. Turkcell made the respective payment on March 31, 2003. (Note 30)

        Turkcell was required to make certain mandatory prepayments under the 1999 bank facility.

  Security: Indebtedness of Turkcell under the 1999 bank facility was secured by first ranking pledge of 23.49% of the shares of Turkcell. The 1999 bank facility provided for a pledge of the Company's bank accounts and insurance policies. The 1999 bank facility also provided a charge over substantially all of the existing assets of Turkcell (including without limitation any trademarks, brand names, databases and other intellectual property rights of Turkcell), and a security interest in certain contractual rights.

  All security granted by Turkcell and its shareholders was required to be released under certain circumstances after September 30, 2001 following repayment in full of the 1998 bank facility. The security has been extended after the fourth amendment to the 1999 bank facility agreement, which was signed on October 16, 2001. The amended condition for security release was full repayment of the 1999 bank facility. Following the prepayment of the outstanding 1999 bank facility on

  March 31, 2003, all security became null and void. Related legal prosedures are followed by legal councils of Turkcell and Syndication Agent for the security release to be legally effective.

        Lenders under the 1999 bank facility shared in the security package on an equal basis and rank equally with the lenders under the 1998 bank facility, as well as with certain swap counterparties to Turkcell and lenders of additional indebtedness to the extent described in relation to the 1998 bank facility.

  Covenants: The 1999 bank facility also provided for a negative pledge on all assets of Turkcell, and Geocell and Azercell for so long as such companies are not directly or indirectly owned by Fintur as described below and of any material subsidiaries of Turkcell (Fintur is deemed not to be a subsidiary for purposes of the 1999 bank facility), regardless of Turkcell's ultimate ownership percentage in Fintur. In addition to negotiated minor exceptions, Turkcell was, however, allowed to encumber its assets to secure certain additional indebtedness or swap agreements provided that the lender or swap counterparties under such agreements enter into the security sharing arrangements described above and such security meets certain requirements.

        In addition, the existing shareholders of Turkcell have severally agreed, among other things, to maintain certain specified levels of ownership in Turkcell, to limit on the transfer of equity capital in Turkcell by specified shareholders and to subordinate any claims (by way of reimbursement, subrogation or otherwise) against Turkcell as direct or indirect guarantors of certain existing indebtedness of Turkcell.

        The Company renegotiated the maximum leverage ratio (debt annualised EBITDA as defined in 1998 and 1999 bank facilities) from 4.0 to 4.8 for June 30, 2001, 4.25 for September 30, 2001 through March 31, 2002, 4.0 for June 30, 2002 and 3.5 thereafter and the Company renegotiated the minimum interest coverage ratio (EBITDA to total Interest as defined in 1999 bank facilities) from 2.5 to 2.25 for December 31, 2001, 2.0 for March 31, 2002 and June 30, 2002 2.25 for September 30, 2002, 2.50 for December 31, 2002 and 3.0 thereafter.

        The 1999 bank facility also contained certain covenants which, among other things, limit the incurrence of additional debt, the giving of guarantees, the making of loans, the payment of dividends, the repurchase or redemption of shares, the creation of liens, subordination of the debt under the 1999 bank facility, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, changes in business, capital expenditures and the imposition of restrictions on the ability of Turkcell's subsidiaries to pay dividends or make payments to Turkcell.

        In addition, investments, loans, acquisitions, guarantees in years 2001 and 2002 would not exceed in aggregate $100,000 per annum and relevant investments outside Turkey would not exceed $50,000 per annum provided that, solely with respect to investments made on or prior to September 30, 2001, to the extent the proceeds of any such investment in Fintur is used to make an equity or other contribution to Digital Platform, Superonline and any other subsidiary of Fintur which operates predominantly in Turkey, such investments shall be deemed to be made inside Turkey. In addition, no investments might have been made outside Turkey in 2001 after September 30, 2001. Investments made after December 31, 2002 might have not exceeded greater of $100,000 or 50% of excess cash flow less dividends. Investments made outside Turkey after December 31, 2001 might have not exceeded $10,000; or if fully funded business plan is provided in which these investments are incorporated, might have not exceeded $25,000; or if fully funded business plan is provided in which these investments are incorporated and maximum leverage ratios at the end of each of the two most recently completed quarters do not exceed 3.00:1.00, might have not exceeded $50,000 and no event of default has occurred or continuing. If the investments in any period were less than the maximum amounts specified above for such period, the difference would be carried forward so as to increase the cap for the next calendar year.

        Turkcell also had affirmative covenants to perform certain undertakings, including but not limited to reimbursing the Lenders for fees associated with EKN, and not agreeing to any alteration of any agreement that would have the effect of shortening the payment date or increasing the amount due under certain indebtedness of Turkcell.

        Following the early extinguishment of the outstanding balance of the 1999 bank facility on March 31, 2003, all negative and affirmative covenants became null and void according to the loan agreement.

Akbank

        On November 9, 2000 and December 5, 2000, Turkcell signed two loan agreements with Akbank amounting to $200,000 for expenditures in GSM Phase 8 and $50,000 for working capital, respectively.

        The $200,000 loan would be repaid in four equal semi-annual instalments, starting from May 9, 2002, and bears interest at LIBOR plus 5.25% per annum. On May 9, 2002, Akbank agreed to extend the principal payment of $50,000, which was due on May 9, 2002, for twelve months subsequent to its initial maturity. Turkcell paid the first instalment of $50,000 on November 11, 2002, and the outstanding balance would be payable in the amounts of $100,000 and $50,000 on May 9, 2003 and November 10, 2003, respectively. Further, on April 30, 2003, Akbank agreed to extend the principal payment of $100,000, which was due on May 9, 2003. By this extension, $100,000 will be repaid in two equal instalments on May 10, 2004 and May 9, 2005. Accordingly, $100,000 has been included in long term borrowings in the consolidated balance sheet as of December 31, 2002. (Note 30)

        The $50,000 loan would be repaid in four equal semi-annual instalments, starting from June 5, 2002, and bears interest at LIBOR plus 5.25% per annum. On May 9, 2002, Akbank agreed to extend the principal payment of $12,500, which was due on June 5, 2002, for twelve months subsequent to its initial maturity. Turkcell paid the first instalment of $12,500 on December 9, 2002, and the outstanding balance would be payable in the amounts of $25,000 and $12,500 on June 5, 2003 and December 5, 2003, respectively. Further, on April 30, 2003, Akbank agreed to extend the principal payment of $25,000, which was due on June 5, 2003. By this extension, $25,000 will be repaid in two equal instalments on June 7, 2004 and June 6, 2005. Accordingly, $25,000 has been included in long term borrowings in the consolidated balance sheet as of December 31, 2002. (Note 30)

Garanti Bank

        On November 22, 2000, Turkcell has signed a loan agreement with Garanti amounting to $150,000 for expenditures in GSM Phase 8 and Phase 9. The loan would be repaid in four equal semi-annual instalments, starting from June 21, 2002. Interest was at LIBOR plus 5.30% per annum at December 31, 2000, which was amended to 17% per annum on March 22, 2001 and 14% per annum on November 1, 2001. Further rate cuts were effective as of January 3, 2002, April 1, 2002 and June 30, 2002, after which the interest rates became 12%, 9% and 8.21% per annum, respectively. On March 13, 2003, Garanti Bankasi agreed to extend the maturity of its outstanding loan to Turkcell. By this extension, the outstanding balance of $75,000 as of December 31, 2002 will be repaid in three equal instalments on June 21, 2004, January 23, 2006 and April 21, 2006. Accordingly, $75,000 has been included in long term borowings in the consolidated balance sheet as of December 31, 2002. Further, Garanti Bankasi agreed to amend the interest rate to LIBOR plus 5.62% per annum effective January 1, 2003. (Note 30)

Vakifbank

        Borrowings from Vakifbank have been obtained for Turkcell's expenditures in GSM Phase 8 and, at December 31, 2000, beared interest at 11.95% per annum, which was amended to 16% per annum on March 22, 2001, 14% per annum on November 1, 2001 and 12% per annum on February 1, 2002.

As of December 31, 2002, such borrowings will be repaid in four equal instalments on March 24, 2003, June 23, 2003, September 22, 2003 and November 24, 2003. On June 3, 2002, Turkcell agreed with Vakifbank to amend the interest further. Accordingly, the interest rate has been amended as 10% per annum effective May 1, 2002, 9% per annum effective June 1, 2002 and 8.5% per annum effective October 1, 2002. Further, the interest rate has been amended to 7% per annum effective December 24, 2002.

Nordbanken

        Borrowings from Nordbanken have been obtained for Turkcell's expenditures in GSM Phase 1B, Phase 2A and Phase 2B, and, at December 31, 2002, bear interest at 2.0675% for Phase 2A, 2.3569% for Phase 2B and 2.33% for Phase 1B per annum. As of December 31, 2002, the remaining portion of borrowings related to Phase 1B amounting to $2,239 will be repaid in two equal instalments on January 31, 2003 and July 31, 2003; the remaining portion of borrowings related to Phase 2A amounting to $3,981 will be repaid in three equal instalments on May 30, 2003, on November 28, 2003 and on May 31, 2004; and the remaining portion of initial borrowings related to Phase 2B amounting to $9,096 will be repaid in four semi-annual instalments on March 31, 2003, September 30, 2003, March 31, 2004 and September 30, 2004.

        As of December 31, 2002, the Company is in compliance with the financial covenants and ratios with respect to its borrowings.

        The future maturities of long-term borrowings as of December 31, 2002 are as follows:

Years
2003 (Note 16)	$373,528
2004	93,375
2005	762,500
2006	50,000

$1,279,403

        Generally, long term borrowings are collateralized by bank letters of guarantee and sureties of the Company's shareholders.

(22) Long Term Lease Obligations:

        Future minimum finance lease payments as of December 31, 2002 are:

Years
2003	$13,587
2004	13,312
2005	9,617

Total minimum lease payments	36,516
Less: Amount representing interest	(7,997)
Less: Current instalments of obligations under finance leases (Note 19)	(9,387)

$19,132

(23) Common Stock:

        At December 31, 2001 and 2002, common stock represented 500,000,000,000 authorized, issued and fully paid shares with a par value of one thousand Turkish Lira each. Following a stock split discussed in the following paragraphs, the number of shares has been restated retroactively.

        On February 9, 2000, the Board of Directors of Turkcell proposed a 1000-for-1 stock split of the Company's 43 million issued and outstanding shares of common stock. Upon consummation of the stock split, on May 29, 2000, the Company's issued and outstanding common stock increased to 43 billion shares with a nominal value of one thousand Turkish Lira each.

        On March 8, 2000, the Board of Directors of Turkcell resolved to increase the authorized and paid in share capital (as adjusted for the proposed 1000-for-1 stock split) from 43 billion to 240 billion shares, with an adjusted nominal value per share of one thousand Turkish Lira, through the issuance of new shares. The shares would be issued to existing shareholders through a "bonus share" distribution of newly issued shares in proportion to their shareholding in the Company prior to the public offering for no consideration, and through a rights issue. Shares issued under the rights issue would be issued for cash based on the adjusted nominal value per share. The shareholders at the annual general meeting on May 3, 2000 approved the increase in authorized and paid-in share capital. On May 29, 2000, the Company issued approximately 44.3 billion newly issued shares through distribution to existing shareholders. Accordingly, all share amounts and per share figures reflected in the Company's historical financial statements have been retroactively restated.

        On October 11, 2000, the Board of Directors of Turkcell resolved to increase the common stock from 240,000,000,000 shares to 263,766,255,000 shares through the issuance of new shares. The shares would be issued to existing shareholders through a bonus share distribution of newly issued shares in proportion to their shareholding in the Company prior to issuance of such shares for no consideration. The increase in common stock was approved by the shareholders at the annual general meeting on March 30, 2001. On June 4, 2001, the Company issued 23,766,255,000 newly issued shares through distribution to existing shareholders. Accordingly, all share amounts and per share figures reflected in the Company's historical financial statements have been retroactively restated.

        The total effect of restatements in number of shares are as follows:

	December 31,
	2000	2001	2002
Historical number of shares	43,000,000	43,000,000	43,000,000
After 1000-for-1 stock split	43,000,000,000	43,000,000,000	43,000,000,000
After bonus share distribution in 2000	87,250,000,000	87,250,000,000	87,250,000,000
After bonus share distribution in 2001	111,016,255,000	111,016,255,000	111,016,255,000

        On May 29, 2000, the Company issued 152.75 billion new shares through the rights issue in exchange for TL 152.75 trillion (approximately $247,000) in cash, and the number of shares increased to 240,000,000,000. The weighted number of average shares has been adjusted to retroactively reflect the bonus share element of the rights issue described above based upon management's best estimate of the fair value of the shares on the date of issuance.

        On July 10, 2000, the Company registered with the US Securities and Exchange Commission under the Securities Act of 1933, the offering of 25,102,963,000 shares in the form of ordinary shares and American Depositary Shares (ADS), each ADS representing 250 ordinary shares. The ordinary shares are listed on Istanbul Stock Exchange and the ADS's are listed on the New York Stock Exchange. 24,000,000,000 ordinary shares and ADS's were sold to the public by the Selling Shareholders on July 11, 2000 and 1,102,963,000 ordinary shares and ADS's were sold to the public by the Selling Shareholders on July 11, 2000 and 1,102,963,000 ordinary shares and ADS's were sold on August 10, 2000. The Company did not issue any new shares directly to the public in connection with this offering. Furthermore, the Company did not receive any proceeds from sale of shares by the Selling Shareholders to the public.

        At the Board of Directors Meeting held on May 16, 2001, it was resolved to increase Turkcell's common stock from 263,766,255,000 shares to 500,000,000,000 shares by TL 236.2 trillion (equivalent to

$209,860 at May 16, 2001) in cash through a rights issue. In accordance with the resolution, the existing shareholders were entitled to utilize their pre-emptive rights, the rights to acquire additional shares resulting from the share capital increase proportionate with their existing shareholdings, at nominal value per share of one thousand Turkish Lira. On July 23, 2001, the Company issued 236,233,745,000 new shares. During the subscription period, the take-up rate for the rights issue was approximately 99.97% and the remaining shares after the utilization of pre-emptive rights, 78,276,956 ordinary shares, were sold to the public at Istanbul Stock Exchange on August 9, 2001. Total proceeds of the rights issue amounted to TL 236.5 trillion (equivalent to $178,055 at payment dates). The weighted number of average shares have been adjusted to retroactively reflect the bonus share element of the rights issue described above based upon the fair value of the shares immediately prior to the exercise of the rights.

        The following table sets forth the computation of basic and diluted earnings per share:

	December 31,
	2000	2001	2002
Numerator:
Net income/loss	$227,907	(186,789)	47,376
Denominator:
Basic and diluted weighted average shares	443,740,603,721	470,348,717,330	500,000,000,000
Basic and diluted net income per share	$0.00051	(0.00040)	0.00009

        On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (the "BRSA") transferred the management and supervision of Pamukbank T.A.S. (Pamukbank), one of the Company's shareholders whose majority shares owned by the Cukurova Group, to the Savings Deposit Insurance Fund of Turkey (the "SDIF") who took over all shareholding rights of all Pamukbank shareholders, excluding their dividend entitlements. The BRSA cited that Pamukbank failed to take measures required under the Turkish Banks Act; that its total liabilities exceed its total assets; that its financial weakness threatened depositors' rights as well as safety and soundness of the Turkish financial system and transferred the management and supervision to the SDIF in accordance with third and fourth paragraphs of Article 14 of the Turkish Banks Act. Further, in accordance with fifth paragraph of Article 14 of the Turkish Banks Act, the SDIF, has acquired ownership of Pamukbank by paying the amount equivalent to Pamukbank's losses. On August 9, 2002, Pamukbank advised the Company that the BRSA decided to transfer the shares of Turkcell held directly by Pamukbank, approximately 0.51% of Turkcell's outstanding share capital, to the SDIF. Accordingly, on August 21, 2002, the Board of Directors of Turkcell resolved to register such shares in the Share Register of Turkcell under the name of the SDIF. As of December 31, 2002, to the best of the management's knowledge, Pamukbank holds a 7.87% ownership interest indirectly over Turkcell Holding A.S. in Turkcell.

        On January 31, 2003, the BRSA announced that it reached an agreement with the Cukurova Group. According to the agreement, the Cukurova Group will buy Turkcell shares owned by Pamukbank and Pamuk Factoring and has the option to buy Turkcell shares owned by Yapi Kredi, before selling its shares in Yapi Kredi within two years. Management believes that the takeover of Pamukbank will not have a material impact on the Company's operations or its leading position in the Turkish GSM market.

(24) Revenues:

        For the years ended December 31, 2000, 2001 and 2002, revenues consisted of the following:

	2000	2001	2002
Communication fees	$1,834,616	1,598,149	1,911,024
Monthly fixed fees	214,545	83,848	40,904
Simcard sales	6,319	11,984	13,272
Call center revenues (Note 27)	6,339	7,737	7,911
Subscription fees	67	—	—
Other	2,029	497	739

	$2,063,915	1,702,215	1,973,850

(25) General and Administrative Expenses:

        General and administrative expenses consisted of repair and maintenance, insurance, consulting, payroll, travel, project, rent, training and bad debt provision expenses.

(26) Selling and Marketing Expenses:

        Selling and marketing expenses mainly consisted of advertising and promotional expenses.

(27) Related Party Transactions:

        For the years ended December 31, 2000, 2001 and 2002, significant transactions with the related parties were as follows:

	2000	2001	2002
Sales to A-Tel
Simcard and prepaid card sales	$97,020	111,138	123,047
Sales to KVK
Simcard sales	1,390	32,777	75,922
Sales to KVK Teknoloji
Simcard and prepaid cards	—	—	15,847
Sales to Milleni.com
Telecommunications services	—	2,080	7,733
Sales to Digital Platform
Call center revenues	1,673	5,256	5,612
Sales to Geocell
GSM equipmen	—	1,412	1,819
Sales to Superonline
Call center revenues	3,007	1,620	1,345
Sales to GSM Kazakhstan
GSM equipment	—	3,396	77
Charges from ADD
Advertisement services	—	—	53,982
Charges from Asli Gazetecilik
Advertisement services	18,929	11,068	16,863
Charges from Genel Yasam Sigorta
Insurance	6,749	7,639	10,946
Charges from Digital Platform
Reimbursement of the costs of its free subscriptions To Turkcell subscribers and advertisement services	7,203	4,836	8,150
Charges from Millenicom
Telecommunication services	—	1,301	6,979
Charges from Hobim
Invoicing services	4,503	3,600	5,838
Charges from Genel Sigorta
Insurance	1,816	2,041	1,299
Charges from Superonline
Contribution to advertising expenses and internet services rendered	865	859	1,181
Charges from A-Tel
Dealer activation fees and others	4,506	3,988	954
Charges to Digital Platform
Telecommunications services and rent charges	3,211	3,159	920
Charges from Baytur
Construction works	45,915	5,008	—

        Turkcell has agreements or protocols with several of its shareholders, unconsolidated subsidiaries and affiliates of the shareholders. The Company's management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties.

        The significant agreements are as follows:

Agreements with A-Tel:

        A-Tel is involved in marketing, selling and distributing Turkcell's pre-paid systems. A-Tel is a 50-50 joint venture of KVK and Sabah media group. A-Tel acts as the only dealer of Turkcell for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to sales of simcards and scratch cards Turkcell has entered into several agreements with A-Tel for sales campaigns and for subscriber activations. Sales campaigns are also incorporated with Sabah, the media company.

Agreements with KVK:

        KVK, one of Turkcell's principal SIM card distributors, is a Turkish company which is affiliated with Turkcell's shareholders. In addition to sales of simcards and scratch cards Turkcell has entered into several agreements with KVK in 2001, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK must place advertisements for Turkcell's services in newspapers. The objective of these agreements was to promote and increase handset sales with Turkcell's prepaid and postpaid brand SIM cards, thereby supporting the protection of Turkcell's market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK and the total amount of advertisement benefit received, reflected in Turkcell's market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation. In the fourth quarter of 2002, Turkcell ceased working with KVK and started working with KVK Teknoloji.

Agreements with KVK Teknoloji:

        KVK Teknoloji incorporated in October 23, 2002, one of our principal SIM card distributors, is a Turkish company, which is affiliated with Turkcell's shareholders. Turkcell started to work with KVK Teknoloji instead of KVK in the fourth quarter of 2002. Since all rights and obligations of KVK were transferred to KVK Teknoloji, Turkcell transferred all receivable and payables of KVK to KVK Teknoloji in January 2003. In addition to sales of SIM cards and scratch cards, Turkcell have entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for Turkcell's services in newspapers. The objective of these agreements is to promote and increase handset sales with Turkcell's prepaid and postpaid brand SIM cards, thereby supporting the protection of Turkcell's market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total amount of advertisement benefit received, reflected in our market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation.

Agreements with Asli Gazetecilik:

        Asli Gazetecilik, a media planning and marketing company, is a Turkish company owned by one of Turkcell's principal shareholders, Cukurova Group. Turkcell receives services related to making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines.

Agreements with Genel Yasam Sigorta A.S.:

        Genel Yasam Sigorta A.S. (Genel Yasam Sigorta), a life insurance company, is a Turkish company owned by one of Turkcell's principal shareholders, Cukurova Group. Turkcell has signed agreements for the life insurance policies related to its personnel and the personnel of some of its dealers.

Agreements with Genel Sigorta A.S.:

        Turkiye Genel Sigorta A.S. (Genel Sigorta), is a Turkish company owned by one of Turkcell's principle shareholders, Cukurova Group. Turkcell has signed several agreements with Genel Sigorta for the insurance of its fixed assets.

Agreements with Digital Platform:

        Digital Platform, a direct-to-home digital broadcasting company under Digiturk brand name, is a subsidiary one of Turkcell's principle shareholders, Cukurova Group. Digital Platform holds the broadcasting rights for Turkish Super Football League until May 2004. Turkcell has entered into several agreements with Digital Platform, in order to exploit the unique position of Digital Platform in Turkey, including a slow motion advertising agreement, relating to Turkcell ads shown on digital television screens during football games and related events, amounting to $5,000 for a period of one year and extendable if any of the parties do not oppose it. In addition, Turkcell has agreed with Digital Platform to sponsor some of the films broadcast on its pay-per-view channels. Turkcell also has a rent agreement for the space occupied by Digital Platform in one of Turkcell's buildings, an agreement related to the provision of Group SMS services that Turkcell offers to Digital Platform, and an agreement for call center services provided by Turkcell's subsidiary Global.

Agreements with Baytur:

        Baytur Insaat Taahhut A.S. (Baytur) is a leading international construction company owned by one of Turkcell's principal shareholders, Cukurova Group. Turkcell has several agreements with Baytur regarding the construction of various Turkcell Operation Centers in a number of cities throughout the country.

Agreements with Hobim:

        Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Cukurova Group. Turkcell has entered into invoice printing and archiving agreements with Hobim under which Hobim provides Turkcell with monthly invoice printing services, manages archiving of invoices and subscription of documents for an indefinite period of time.

Agreements with GSM Kazakhstan:

        GSM Kazakhstan, one of the largest cellular phone operators in Kazakhstan, is a subsidiary of Fintur. Turkcell has signed an agreement for the export of a set of renovated but usable GSM equipment to GSM Kazakhstan. The objective of the agreement is to make use of the fixed assets that are no longer used in the Turkcell network.

Agreements with Milleni.com:

        Milleni.com, one of the active players in the international carrier's carrier market, was a subsidiary of Fintur's subsidiary in German prior to the Fintur restructuring in 2002, European Telecommunications Holding A.G. (ETH). Currently, Cukurova Group, one of Turkcell's principle shareholders, owns Milleni.com. Turkcell and Milleni.com signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to Turkcell's switch and Turkcell may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations. The prices per airtime are changed depending on the destination.

Agreements with Superonline:

        Turkcell and Superonline have entered into an agreement to provide mutual services to each other. According to the agreement, Superonline provides dealer automation services, web hosting services, internet access services, high speed circuit switched data services, wireless application protocol services and unified messaging services. Against the services provided by Superonline, Turkcell provides space to Superonline on base station sites to install servers and equipments to increase the performance of the system infrastructure of Superonline.

        Global have also agreed to provide call center services to Superonline to provide technical assistance to existing Superonline subscribers and to facilitate the subscription of new users. The price charged for this service was fixed at TL 0.2 trillion ($117 as of December 31, 2002) per month, regardless of usage, until the end of June 2002. Starting from July 2002, the price has been determined by service level, and computed by commission rates within one percent to eight percent.

Financial lease agreements with Yapi Kredi Leasing:

        Turkcell has entered into a finance lease agreement with Yapi Kredi Finansal Kiralama A.S. (Yapi Kredi Leasing), an affiliate of Yapi Kredi, a shareholder of the Company, for the new headquarters building it began to occupy in early 1998. The purchase price of the building was $14,162. Turkcell has purchased the building at May 17, 2002 for its nominal purchase price.

        In addition, Turkcell has entered into a finance lease agreement with Yapi Kredi Leasing for a building in Ankara for regional offices. The purchase price of the building was $16,400 and Turkcell's outstanding lease obligation at December 31, 2002 was $9,779 (2001: $11,902). Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

Financial lease agreements with Pamuklease Pamuk Finansal Kiralama A.S.:

        Turkcell has entered into five finance lease agreements with Pamuklease Pamuk Finansal Kiralama A.S. (Pamuklease, formerly Interlease Inter Finansal Kiralama A.S.), a Cukurova Group Company, for Turkcell's departments and regional offices in Istanbul, Ankara and Izmir. The purchase price of the buildings and Turkcell's outstanding lease obligation at December 31, 2002 were $32,672 and $17,324 (2001: $32,672 and $22,609), respectively. Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

Agreements with ADD:

        ADD, a media planning and marketing company, is a Turkish company owned by one of the Company's principal shareholders, Cukurova Group. The Company entered into a media purchasing agreement with ADD on January 23, 2002, which will last until December 31, 2002. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. The contract prices were determined according to prevailing market prices for media purchasing.

Personal loans to directors and executive officers

        As of December 31, 2002, 9 of the Company's directors and executive officers have outstanding personal loans from the Company amounting $18 and as of December 31, 2001, $179 was outstanding for 10 of the Company's directors and executive officers.

(28) Commitments and Contingencies:

Guarantees

        As of December 31, 2002, the Company is contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Turkish Ministry amounting to $5,000 (2001: $5,000), and customs authorities, private companies and other public organizations amounting to $38,241 (2001: $31,589). In addition, as of December 31, 2002, the Company is contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amount to $580. Also, the Company is contingently liable in an amount of $59,527 (2001: $87,205) in respect of guarantees given to Banque Nationale de Paris, Webster Bank, BNP Dresdner Bank and HSBC for the loans obtained by Digital Platform in order to finance the purchase of set-top boxes. Further the Company is contingently liable in an amount of $333 in respect of guarantees given to BNP AK Dresdner for Hobim's financial lease agreement.

        Under a framework agreement, (the "framework agreement") Asli Gazetecylyk agreed to provide advertisement services to the Company from July 1, 2002 to until October 4, 2004. In consideration of Asli Gazetecilik advertisement services for the Company and services that will be deemed satisfactory to the Company, the Company agreed to pay a total amount of $25,000. As of December 31, 2002, no payments were made and no services were rendered under the framework agreement.

        On March 4, 2002, the Company provided financial support letters for Moldcell, GSM Kazakhstan and Geocell, which are subsidiaries of Fintur, for twelve months. As of December 31, 2002 and as of March 13, 2003, the Company did not provided any financial support to these companies.

License Agreement

        On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Turkish Ministry. In accordance with the License Agreement, Turkcell was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a stand-alone GSM operator and free it from some of the operating constraints which were stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury an ongoing license fee equal to 15% of Turkcell's gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

        In May 2001, the Turkish Ministry's power relating to concession or license agreements or general permissions was transferred to the Telecommunications Authority, pursuant to new changes in the Telecommunications Law. On July 24, 2001, Turkcell renewed its License Agreement with the Telecommunications Authority. Turkcell signed the renewed License Agreement on February 12, 2002. Pursuant to Danistay's examination, Telecommunications Authority signed the renewed License Agreement on February 13, 2002, which became valid thereafter. In the renewed License Agreement, all major rights and obligations included in the original License Agreement were preserved, with certain additional requirements including an obligation to pay an administration fee to the Telecommunications Authority equaling to 0.35% of net revenues.

        The renewed License contains a number of requirements, including requirements regarding the build-out, operation, quality and coverage of Turkcell's GSM network, prohibitions on anti-competitive behaviour and compliance with national and international GSM standards. Turkcell may incur significant penalties for delays in meeting these coverage requirements. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of Turkcell's rights thereunder, or could otherwise adversely affect Turkcell's regulatory status. Certain conditions of the renewed License Agreement are as follows:

  Coverage:    The revised License Agreement requires that Turkcell meets certain coverage and technical criteria. Accordingly, Turkcell must attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License's effective date.

  Service offerings:    The revised License Agreement requires that Turkcell provides certain services which, in addition to general GSM services, include free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

  Service quality:    In general, Turkcell must meet all the technical standards of the GSM MoU as determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%. The Telecommunications Authority has the right to monitor Turkcell's service standards, compile information and take action to guarantee subscriber rights.

  Tariffs:    The revised License Agreement regulates Turkcell's ability to determine its tariffs for GSM services. Accordingly, after consultation with Turkcell and consideration of tariffs applied abroad for similar services, the Telecommunications Authority sets the initial tariffs in Turkish Lira and US Dollar. Thereafter, the revised License provides that the Telecommunications Authority will adjust the maximum tariffs at most every six months or, if necessary, more frequently. Turkcell is free to set its own tariffs up to the maximum tariffs.

  Rights of the Telecommunications Authority, Suspension and Termination:    The revised License is not transferable without the approval of the Telecommunications Authority. In addition, the License Agreement gives the Telecommunications Authority certain monitoring rights and access to Turkcell's technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, Turkcell is obliged to submit financial statements, contracts and investment plans to the Telecommunications Authority.

        The Telecommunications Authority may suspend Turkcell's operations for a limited or an unlimited period if necessary for the purpose of public security and national defence. During the period of suspension, the Telecommunications Authority may operate Turkcell's GSM network. Turkcell is entitled to any revenues collected during such period and the Licensee's term will be extended by the period of any suspension.

        The Telecommunications Authority may terminate the revised License upon a bankruptcy ruling against Turkcell by a competent court or a bankruptcy compromise decision that is not reversed or dismissed within 90 days after notice from the Telecommunications Authority; or upon Turkcell's failure to perform its obligations under the revised License Agreement where such failure is not cured within 90 days after notice from the Telecommunications Authority; or if Turkcell operates outside the allocated frequency ranges and fails to terminate such operations within 90 days after notice from the Telecommunications Authority; or if Turkcell fails to pay amounts payable under the revised License within 90 days. In the event of termination by the Telecommunications Authority, Turkcell must deliver the entire GSM network to the Telecommunications Authority. Finally, if the Telecommunications Authority terminates the revised License for Turkcell's failure to perform its obligations under the License, Turkcell must surrender the performance guarantee.

        In the event of a termination of the License, Turkcell's rights to use allocated frequencies and to operate the GSM network cease. Upon the scheduled expiration of the License Agreement without renewal, Turkcell must transfer to the Telecommunications Authority (or any organization designated by the Telecommunications Authority), without consideration, the network management center, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

        Any revocation or limitation of, or failure to renew, the revised License, or failure to renew the License upon commercially reasonable terms would have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

Interconnection Agreement with Turk Telekom

        On April 24, 1998, Turkcell and Turk Telekom entered into an interconnection agreement (the Interconnection Agreement) providing for the interconnection of Turkcell's GSM network with Turk Telekom's fixed line network. The Interconnection Agreement will terminate automatically upon the expiry of the License period or on termination of the License Agreement by the Turkish Ministry or for any other reason.

        There can be no assurance that Turkcell or Turk Telekom can or will be able to perform their respective obligations under the Interconnection Agreement. In the event that Turk Telekom were to fail to perform its obligations under the Interconnection Agreement, depending on the nature of the failure, the result could be interference with Turkcell's ability to provide high quality service to its subscribers. Rates under the Interconnection Agreement are fixed for two years and thereafter subject to renegotiation. The failure of Turk Telekom to perform its obligations under the Interconnection Agreement; or the failure by Turk Telekom to make payments to Turkcell under the Interconnection Agreement because of insolvency or otherwise; or any significant rate changes could have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

        Call Tariffs:    Turkcell pays Turk Telekom a net amount of 1.4 cents per minute for local traffic and a net amount of 2.5 cents per minute for metropolitan and long distance traffic switched from Turkcell to Turk Telekom.

Interconnection Agreement with Telsim

        Turkcell and Telsim Mobil Telekomunikasyon Hizmetleri A.S. (Telsim) entered into an interconnection agreement dated October 4, 1999. Under the Telsim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network with the other's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement.

        The Telsim interconnection agreement establishes understandings between the parties relating to a number of key operational areas, including call traffic management, and also contemplates that Turkcell and Telsim will agree to the contents of various manuals that will set forth in detail additional specifications concerning matters which are not specifically covered in the Telsim interconnection agreement. These matters include quality and performance standards, interconnection interfaces and other technical, operational, and procedural aspects of interconnection.

        Under the Telsim interconnection agreement, Turkcell and Telsim agree to permit each other to utilize Turk Telekom's premises as well as any transmission equipment located in public areas such as coach terminals, airports, sea ports, shopping and other trade centers and other indoor infrastructure that is allocated to either Turkcell or Telsim.

        Payments:    The Telsim interconnection agreement provides for the payment of fees by Turkcell to Telsim for the interconnection services provided by Telsim. A number of the provisions of the Telsim interconnection agreement address matters concerning billing and payment of bills for services rendered under the Telsim interconnection agreement. Each party is required to record certain call information and to provide that information to the other party. Each party is responsible for invoicing the other party on a monthly basis.

        Call Tariffs:    Turkcell pays Telsim a net amount of 20 cents per minute for traffic switched from its network to Telsim.

        The Telsim interconnection agreement will remain in force for the period of the License period unless one of the parties serves a three-month termination notice to the other party.

Interconnection Agreements with IsTim A.S. and Aycell

        Turkcell entered into an interconnection agreement with IsTim Telekomunikasyon Hizmetleri A.S. (IsTim), a new competitor that began its operations in March 2001 under the brand name of Aria, on February 13, 2001 that became effective on March 9, 2001, after the Turkish Ministry's approval. Effective March 9, 2001, Turkcell pays IsTim a net amount of 20 cents per minute for traffic switched from its network to IsTim. Turkcell also entered into an interconnection agreement with Aycell Haberlesme ve Pazarlama Hizmetleri A.S. (Aycell), another new GSM operator, on July 19, 2001. Turkcell pays Aycell a net amount of 20 cents per minute for traffic switched from its network to Aycell.

        In May, 2003, it was announced that Aria will merge with Aycell and that the merged entity would be owned by Telecom Italia Mobile, Aycell and Isbank in percentages to be agreed later.

Interconnection Agreements with Milleni.com

        Turkcell and Milleni.com GmbH (Milleni.com) entered into a telecommunications services agreement in April 2001. Under the Milleni.com telecommunications services agreement, each of the parties agree to provide telecommunications services to each other whereby Milleni.com may convey calls to Turkcell's switch and Turkcell may convey calls to Milleni.com's switch for onward transmission to their destinations.

        The Milleni.com telecommunications services agreement establishes understandings between the parties relating to a number of operational areas, including applicable interconnection principles and other technical, operational, financial and procedural aspects of interconnection.

        Payments:    The Milleni.com telecommunications services agreement provides for the payment by both of the parties of fees for the interconnection services provided. In that respect, Turkcell is obliged to pay charges due to Milleni.com in monthly arrears within 30 days from the receipt of invoice. Milleni.com shall pay charges due to Turkcell in monthly arrears within 30 days from the receipt of invoice.

        The Milleni.com telecommunications services agreement indicates that the charges specified in the agreement are exclusive of Value Added Tax or any other applicable tax. If such taxes are due and owing, that amount shall be added to the invoice and charged to the other party at the then prevailing rate.

        The Milleni.com telecommunications services agreement states that if a party fails to make charges when due, the amount past due bears daily interest at an annual rate of 3% points greater than Euro LIBOR from the date on which such amount becomes due until the date on which it is paid, unless the invoice is correctly disputed. The applicable interest shall accreue day by day and not be computed.

        Call Tariffs:    Milleni.com charges Turkcell at various prices identified within the scope of the agreement for the calls destined to numerous networks around the globe. Turkcell charges US Dollar 0.10 per minute for the Turkcell network terminated traffic. Either of the parties may modify its rates upon one-month advanced written notice, at its sole discretion.The Milleni.com telecommunications services agreement cannot be assigned without prior written consent of the other party, provided that rights and obligations thereunder may be assigned to an associated company of that party or to a third party who has acquired its system if such associated company or third party holds all necessary licenses, consents and permissions as may be necessary to fulfill its obligations under the agreement. Any permitted transfer shall only be effective upon signature by both of the parties and the assignee of a formal notation agreement under which the assigned shall agree to observe and perform all of the provisions of such telecommunications services agreement.

        The Milleni.com telecommunications services agreement is governed under Turkish law and the disputes arising thereunder shall be resolved before Istanbul courts. The Milleni.com telecommunications services agreement also sets forth detailed special provisions for the settlement of billing disputes, including cooperation, executive management level consideration and referral to experts, if necessary.

Legal Proceedings

        The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

  Dispute on Ongoing License Fee Payments Calculation:

        On an ongoing basis, Turkcell must pay 15% of its monthly gross revenue, which is defined in its license agreement as subscription fees, monthly fixed fees and communication fees including taxes, charges and duties to the Turkish Treasury. The Turkish Ministry and the Turkish Treasury informed Turkcell that, in their view, its 15% ongoing license fee should be calculated before deduction of VAT, the education fund and the frequency usage and transmission fees. Turkcell has consistently calculated its 15% ongoing license fee after deducting for these items, which Turkcell believes is consistent with the terms of its license. VAT in Turkey is currently 18% and the education fund and the frequency usage and transmission fees, which are calculated as fixed fees, have amounted to approximately $192,720 between acquisition of its license and December 31, 2002. The Turkish Ministry and the Turkish Treasury have taken the position that such collections are required to be included in calculating the amount of its ongoing license fee. On November 8, 1999, the Turkish Ministry notified Turkcell and Telsim, which Turkcell believes was computing its license fee obligation in the same manner as Turkcell were, that the Danistay ruled that the interpretation of the Turkish Ministry was correct and that from November 1999 forward its 15% ongoing license fee should be calculated according to the Turkish Treasury's method. On November 18, 1999, the Turkish Treasury informed Turkcell that all payments under its license should be calculated retroactively using such methodology and paid to the Turkish Treasury applying the statutory interest rate on the unpaid balance from April 27, 1998, the date its license was granted.

        Under the Turkish Treasury's calculation, the cumulative amount of VAT, the education fund and the frequency usage and transmission fees from April 27, 1998, until December 31, 1999, was $264,126. The Turkish Treasury requested that Turkcell pays 15% of this amount, which was $39,619 until December 31, 1999. The statutory interest rate as applied on this unpaid balance results in an additional payment of $27,960 until December 31, 1999. Turkcell disagrees with the Turkish Treasury's position, and initiated an administrative suit at the Danistay against the Turkish Ministry and the Turkish Treasury. On December 29, 1999, Turkcell obtained an injunction to prevent the Turkish Treasury from collecting the ongoing license fee in respect of the disputed amounts. On February 16, 2000, the Danistay lifted the injunction in respect of the ongoing license fee payable on VAT but upheld the injunction with respect to the education fund and the frequency usage and transmission fees. Subsequent to the Danistay's decision on February 16, 2000, the Turkish Ministry and the Turkish Treasury filed a challenge to the Danistay's decision to uphold the injunction with respect to the education fund and the frequency usage and transmission fees, and Turkcell filed a challenge to the

Danistay's decision with respect to VAT. Both challenges were rejected by the Danistay on April 21, 2000. On October 15, 2001, a substantive decision in line with the injunctive relief was rendered by the Danistay. The Danistay ruled that VAT should be included in the calculation of gross revenue whereas the education fund and the frequency usage and transmission fees should not. Turkcell has appealed the Danistay's decision with respect to the VAT and the Ministry appealed the decision with respect to the other items. Both appeals have been rejected by General Assembly of Administrative Courts of Council of State. Turkcell initiated "Correction of decision" against this decision following the notification. On March 24, 2000, Turkcell paid to the Turkish Treasury a sum of $57,163 for ongoing license fees on VAT and the accrued late payment interest collected since April 1998, which excludes ongoing license fees on the education fund and the frequency usage and transmission fees.

        Turkcell has paid the above amount, with a reservation, to the Turkish Treasury, and will continue to pay ongoing license fees in respect of VAT collections, subject to a final judgement to be rendered by the Danistay. Unpaid amounts with respect to the ongoing license fees on the education fund and the frequency usage and transmission fees, including interest, amounted to $40,958, $47,591 and $71,092 as of December 31, 2000, 2001 and 2002, respectively. Turkcell and its legal counsel believe that Turkcell will prevail with respect to payment of the ongoing license fees on the education fund and the frequency usage and transmission fees. Accordingly, Turkcell has not made any provisions in its consolidated financial statements for ongoing license fee payments with respect to the education fund and the frequency usage and transmission fees. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

  Dispute on VAT on Upfront License Fee:

        On May 4, 2000, Turkcell received a notice from the Istanbul Bogazici Tax Office of the Ministry of Finance, or the Tax Office, asserting deficiencies in VAT declarations for the month of April 1998. The Tax Office claimed that Turkcell should have paid VAT on the $500,000 upfront license fee paid to the Turkish Treasury. The notice stated that, based on calculations made by the Tax Office on February 29, 2000, Turkcell should have paid VAT of TL 18.6 trillion (equivalent to $11,399 at December 31, 2002) on the upfront license fee in April 1998. The Tax Office has also imposed late interest charges equal to TL 48.1 trillion (equivalent to $29,410 at December 31, 2002) and a penalty fee of TL 37.3 trillion (equivalent to $22,798 at December 31, 2002). The Tax Office's position is premised on the view that the license was not transferred or sold to Turkcell but leased for a period of 25 years. Accordingly, the Tax Office claimed that under Turkish law, VAT should be paid on the upfront license fee and that Turkcell should pay the VAT because the lessor, the Turkish Ministry, is not a registered tax payer.

        If the Tax Office prevails in this case, Turkcell would have a payable to the Tax Office for the amount of VAT, which would be offset by a VAT recoverable in the same amount and would not result in cash outflow from Turkcell for the VAT payment. However, the interest charge on the unpaid VAT of TL 59.1 trillion (equivalent to $36,158 at December 31, 2002) and the penalty fee of TL 37.3 trillion (equivalent to $22,798 at December 31, 2002) would have to be paid. Turkcell has filed a petition in the Tax Court to challenge all deficiencies as ruled by the Tax Office. The Tax Court has rejected its claim and Turkcell has appealed the case to the Danistay.

        While the case was pending at the Danistay, the Tax Office requested on March 16, 2001 that Turkcell pays VAT on the upfront license fee as well as the late interest charges on the unpaid VAT and the penalty fee. While continuing its court challenge, Turkcell has established a payment schedule for such amounts. In accordance with the payment schedule, Turkcell was required to pay VAT on the upfront license fee amounting to TL 18.6 trillion (equivalent to $11,399 at December 31, 2002), the outstanding late interest charges amounting to TL 60.7 trillion (equivalent to $37,161 at December 31, 2002) and the penalty fee amounting to TL 9.3 trillion (equivalent to $5,699 at December 31, 2002).

        On March 16, 2001, Turkcell paid TL 21.4 trillion (equivalent to $21,280 at March 16, 2001 and $13,108 at December 31, 2002), of which TL 18.6 trillion (equivalent to $18,501 at March 16, 2001) was for VAT on the upfront license fee and TL 2.8 trillion (equivalent to $2,779 at March 16, 2001) was for the outstanding late interest charges. The remaining TL 67.3 trillion (equivalent to $66,787 at March 16, 2001 and $41,148 at December 31, 2002) was to be payable in 15 monthly instalments starting March 30, 2001. The first instalment was for TL 5.4 trillion (equivalent to $5,313 at March 16, 2001 and $3,274 at December 31, 2002) and the remaining instalments were to be in equal amounts of TL 4.4 trillion (equivalent to $4,391 at March 16, 2001 and $2,706 at December 31, 2002). On March 21, 2001, Turkcell also provided a bank letter of guarantee from Yapi ve Kredi Bankasi to the Tax Office amounting to TL 68.0 trillion (equivalent to $70,005 at March 21, 2001 and $41,603 at December 31, 2002). On April 12, 2001, the Istanbul Fifth Tax Court reduced the outstanding late interest charges from TL 60.7 trillion to TL 11.1 trillion (equivalent to $8,698 at April 12, 2001 and $6,805 at December 31, 2002). The Tax Office has appealed this decision. Pursuant to the Istanbul Fifth Tax Court's ruling, on May 31, 2001, Turkcell replaced its previous bank letter with a new bank letter of guarantee amounting to TL 15.0 trillion (equivalent to $12,970 at May 31, 2001 and $9,177 at December 31, 2002) reflecting the reduction in the outstanding interest charge. Accordingly, its payment schedule was amended. Payments already made have been set-off against future payments.

        On July 9, 2001, the Danistay remitted the issue regarding the legality of the penalty fee to the Tax Court. On September 13, 2002, the Tax Court decided to reduce the penalty fee to TL 9.3 trillion (equivalent to $5,699 as of December 31, 2002) from TL 37.3 trillion (equivalent of $22,798 as of December 31, 2002).

        Out of a total interest charge of TL 13.2 trillion (equivalent to $8,070 as of December 31, 2002), which includes additional accrued interest of TL 2.1 trillion (equivalent to $1,265 as of December 31, 2002), Turkcell has paid TL 5.1 trillion (equivalent to $3,134 as of December 31, 2002) pursuant to the payment plan. Turkcell initiated the process to benefit for the ongoing dispute about VAT on upfront license fee, from the Tax Amnesty Law entered into force in February 2003. Due to the Tax Amnesty the remaining interest charge amounting to TL 8.1 trillion (equivalent to $4,936 as of December 31, 2002), for which provision was made in 2002, has been recorded as $4,936 as interest income in the accompanying consolidated financial statements for the year ended December 31, 2002. On March 13, 2002, in connection with the Tax Amnesty, the Tax Office returned the bank letter of guarantee amounting to TL 15.0 trillion that Turkcell had provided to the Tax Office.

        In addition to the foregoing, Turkcell has not paid VAT on the ongoing license fees paid to the Turkish Treasury because this was also not stated in the License Agreement at the time the License was acquired. However, on December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that GSM licensees in Turkey should pay VAT on the ongoing license fee paid to the Turkish Treasury. In addition, the opinion stated that since GSM operators have not paid such amounts, penalties and interest should be paid as well as back payments of VAT. Pursuant to this opinion, the Tax Office delivered to Turkcell a notice on January 31, 2002, asserting deficiencies in VAT declarations requesting payments of approximately TL 91.4 trillion (equivalent to $55,903 at December 31, 2002) for VAT, which will be offset by a VAT recoverable and will not result in a cash outflow from Turkcell and a total of approximately TL 145.3 trillion (equivalent to $88,879 at December 31, 2002) for penalty fees. Turkcell began discussions with the Tax Office to discuss their deficiency notice. If Turkcell is unable to settle this matter with the Tax Office, legal claims may be brought by Turkcell or the Tax Office. Turkcell and its legal counsel believe that if such claims are asserted, Turkcell will prevail. However, Turkcell has made a provision of TL 1.9 trillion (equivalent to $1,176 at December 31, 2002) in its consolidated financial statements for interest payment considering that the case is identical with the dispute regarding VAT on Turkcell's upfront License fee. Turkcell had pledged assets worth TL 749.5 trillion (equivalent to $458,550 at December 31, 2002) to the Tax Office and Tax Office was informed Turkcell that the pledge was removed as of May 1, 2003. Turkcell applied to benefit from the Tax Amnesty Law entered into force in February 2003 for the amounts covering the period between April 1998 and November 2001. Turkcell's application was accepted and accordingly, it received amnesty in respect to VAT on the ongoing licence fee.

  Dispute on Turk Telekom Interconnection Fee:

        Turk Telekom notified Turkcell on February 14, 2000, that it was modifying the method by which it calculates the interconnection fee that it pays to Turkcell. Turk Telekom believes that it should be permitted to deduct from the revenues used to determine the interconnection fee the 15% "fund" payment that it pays to the Turkish Treasury and a 2.5% payment that it pays to the Turkish Radio and Television Institution, which is a payment that Turk Telekom was required to make during 2000 only. Based on this position, Turk Telekom withheld TL 6.6 trillion (equivalent to $4,038 at December 31, 2002) from the amount it paid to Turkcell for interconnection for the first two months of 2000. On April 25, 2000, Turkcell obtained an injunction from the commercial court preventing Turk Telekom from calculating the interconnection fee in this manner from March 1, 2000 onwards.

        On May 4, 2000, Turkcell commenced a first lawsuit against Turk Telekom to recover the TL 6.6 trillion it retained with respect to the first two months of 2000. On October 5, 2000, the court ruled against Turkcell in this lawsuit and lifted the injunction Turkcell obtained on April 25, 2000. Turk Telekom subsequently notified Turkcell on October 16, 2000 that it was requesting payment for TL 37.5 trillion (equivalent to $22,941 at December 31, 2002) representing the amount Turk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. On October 31, 2000, Turkcell paid Turk Telekom a first instalment of TL 16.0 trillion (equivalent to $9,850 at December 31, 2002) with a reservation. Turkcell filed an appeal against the October 5, 2000 decision before the appeals court. On November 3, 2000, Turkcell obtained an injunction to prevent Turk Telekom from continuing to calculate its interconnection fee in this manner. Out of the total additional interconnection fee of $91,151 sought by Turk Telekom, which includes a statutory interest charge of $3,828, $35,332 was paid to Turk Telekom and liability was recorded for the unpaid portion of $55,819 in the consolidated financial statements as of and for the year ended December 31, 2000. On May 11, 2001, the appeals court ruled that Turk Telekom should be permitted to deduct from its revenues the 2.5% payment that it paid to the Turkish Radio and Television Institution for the year 2000 but remanded the decision regarding the 15% fund to the lower court. At the end of first half of 2001, Turkcell has reversed $81,317, which was previously accrued but not paid and included in direct cost revenues both in year 2000 and in the first half of 2001. Additionally, as a result of the progress in the legal proceeding with Turk Telekom for 15% fund previously paid to Turk Telekom, $23,287 was recorded as income in direct cost of revenues related with the paid portion of $35,332 as of and for the year ended December 31, 2000. As a result, Turkcell has recorded $49,595 as income in the direct cost of revenues in the accompanying consolidated financial statements for the year ended December 31, 2001. On January 24, 2002, the lower court rendered a decision in line with the appeals court's decision and ruled that Turk Telekom is permitted to deduct the 2.5% payment from its revenue for the year 2000 but that it is not permitted to do so for the 15% fund payment. As a result, on March 13, 2002, Turkcell received approximately TL 14.0 trillion (equivalent to $10,092 at payment date and equivalent to $8,581 at December 31, 2002) from Turk Telekom, which was related to the TL 6.6 trillion (equivalent to $4,038 at December 31, 2002) withheld by Turk Telekom, plus interest.

        On November 10, 2000, Turkcell filed a second lawsuit to recover the TL 16.0 trillion (equivalent to $9,850 at December 31, 2002) paid to Turk Telekom as its first instalment. In this second lawsuit the court decided to await the appeals court decision to be rendered in the first lawsuit and to be bound by such decision. Although the appeals court decided in favour of Turkcell in first lawsuit, the court in the second lawsuit decided in favour of Turk Telekom. Turkcell has appealed the court's decision and management and legal counsel of the Company are confident that Turkcell's appeal will succeed and Turkcell will recover the TL 16.0 trillion paid to Turk Telekom with interest.

  Dispute on Turk Telekom Interconnection Fee:

        The Turkish Electrical Engineers' Society commenced a lawsuit against Turk Telekom in 2000 in the Ninth Administrative Court. In the lawsuit, the Turkish Electrical Engineers' Society claimed that its interconnection agreement with Turk Telekom violates public policy and the provisions of the Turkish Constitution relating to the protection of consumers and the prevention of monopolies and cartels. In October 2000, the court annulled Annex 1-A.1 of its interconnection agreement with Turk Telekom, which deals with call tariffs. Although Turkcell was not a party to the lawsuit, its interest has been affected by the decision. Under Annex 1-A.1, Turk Telekom retains a net amount of 6 cents per minute, after deducting VAT, communications tax and other taxes from the basic one-minute unit charges of Turk Telekom, and pays the remaining amount to Turkcell for traffic switched from the Turk Telekom network to its network. Turkcell pays Turk Telekom a net amount of 1.4 cents per minute for local traffic and a net amount of 2.5 cents per minute for metropolitan and long-distance traffic switched from Turkcell to Turk Telekom.

        On November 20, 2000, Turkcell was informed of the court's decision and received notification from Turk Telekom that all interconnection fees since the acquisition of its license paid by Turkcell to Turk Telekom and by Turk Telekom to Turkcell must be the same to comply with the court's decision and should be retroactively calculated from the date of its license and include the statutory interest rate on the unpaid balance. Turk Telekom made a first claim pertaining to the period extending from the date of its license up to October 2000, and a second up to January 2001. Turkcell initiated two separate lawsuits for each period before the commercial court to cancel Turk Telekom's request until Turkcell agrees with Turk Telekom to replace the cancelled provisions of its interconnection agreement. The case is still pending and the injunction granted in the first case was subsequently lifted but in November 2001, Turkcell obtained an injunction in the second lawsuit which helps cover both periods and which is currently in effect preventing Turk Telekom from collecting this amount. In the first case, the court decided to postpone its decision until the court in the second case renders a final decision. An expert opinion was rendered in its favor on August 21, 2001 in the second lawsuit. The court decided that Turkcell's injunction granted in the first lawsuit is still valid. Turk Telekom appealed this decision and Turkcell has filed its response to their appeal as soon as Turkcell is served with Turk Telekom's filing. This case has been dismissed and the court decision has been communicated to Turkcell. Turkcell has initiated "Correction of decision" against this decision following the notification.

        In addition to the foregoing, Turk Telekom initiated a lawsuit to have the principle of equivalent computation decided and made a payment request of TL 1,083.2 trillion (equivalent to $662,709 at December 31, 2002). The court decided the case should be consolidated with the first lawsuit. Thereafter Turk Telekom initiated another lawsuit on the same grounds in a different court with a payment request of TL 490.0 trillion (equivalent to $299,792 as of December 31, 2002) including interest of TL 122.0 trillion (equivalent to $74,664 as of December 31, 2002). Turkcell asked for the consolidation of this lawsuit with the above mentioned first case as well. Turkcell and its legal counsel believe that Turkcell will prevail in this matter. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

  Dispute on Additional Ongoing License Fee on Value Added Services and Other Charges:

        On November 2, 2000, Turkcell received a notice from the Turkish Ministry stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed Turkcell that the ongoing license fees for all such services would be retroactively recalculated from the date of its license agreement and paid to the Turkish Treasury after applying the statutory interest rate. On December 22, 2000, Turkcell initiated a suit against the Turkish Ministry and the Turkish Treasury before the Administrative Court to enjoin the Turkish Ministry and the Turkish

Treasury from charging Turkcell these fees. The Administrative Court dismissed the case based on lack of jurisdiction and transferred the case to the Danistay, which has jurisdiction over the case. On July 25, 2001, the Danistay notified Turkcell that it has rejected Turkcell's request to obtain an injunction to prevent the Turkish Treasury to collect such fees. On July 25, 2001, Turkcell appealed this decision. On October 15, 2001, Turkcell was notified that the Danistay's decision, which was dated September 14, 2001, to reject its request to obtain an injunction to prevent the Turkish Treasury to collect such fees was reaffirmed. Turkcell and its legal counsel have not reasonably estimated the possible outcome of this uncertainty. Accordingly, Turkcell has not recorded any accrual for additional ongoing license fees for such services, revenues and interest. If the case is resolved in favour of the Turkish Treasury, Turkcell will be liable to the Turkish Treasury for up to TL 314.0 trillion (equivalent to $192,126 as of December 31, 2002) including interest of TL 176.0 trillion (equivalent to $107,676 as of December 31, 2002) as of December 31, 2002. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

  Class Action Lawsuit Against Turkcell:

        On November 22, 2000, a purported class action lawsuit was initiated in the United States District Court for the Southern District of New York against Turkcell and other defendants. The complaint alleges that the prospectus issued in connection with its initial public offering in July 2000 contains false and misleading statements regarding its "churn rate" and omits material financial information.

        The plaintiff brought the lawsuit as a class action on behalf of individuals and entities that purchased its American Depositary Shares, or ADSs, at or traceable to the initial public offering. The plaintiff seeks to recover damages pursuant to sections 11 and 15 of the Securities Act of 1933 for the difference between the price each purchaser paid for ADSs and either the price of the ADSs at the time the complaint was filed or the price at which such ADSs were sold if sold prior to November 22, 2000. Since November 2000, approximately ten substantially identical purported class action lawsuits have been filed on behalf of the same class. On March 5, 2001, the court consolidated the lawsuits, appointed two lead plaintiffs and appointed lead counsel. On March 29, 2001, plaintiffs in securities lawsuits against Turkcell filed a consolidated and amended class action complaint, which alleges that the prospectus issued in connection with its initial public offering in July 2000 contained false and misleading statements regarding its churn rate and omitted material financial information. On June 11, 2001, Turkcell filed a motion to dismiss plaintiffs' claims. On November 1, 2001, its motion to dismiss was granted on the claim alleging omission of material financial information but denied for the claim regarding churn. Turkcell has entered the discovery process. On March 20, 2002, the plaintiffs filed a motion asking the court to certify the case as a class action. On May 10, 2002, Turkcell filed a memorandum of law opposing Plaintiff's Motion for Class Certification. On August 22, 2002, the Court granted plaintiff's motion for class certification and certified a class of people who purchased Turkcell ADSs during the period from July 10, 2000 through September 21, 2000, and who can trace their purchases to Turkcell's July 10, 2000 registration statement. Discovery in the litigation is ongoing. Turkcell intends to defend itself vigorously once the case is examined on a substantive basis. At this point in the litigation it is premature to estimate its potential liability, if any, from the class action lawsuit.

  Dispute on Turk Telekom Transmission Lines Leases:

        Currently, Turkcell leases all of its transmission lines from Turk Telekom. Turkcell is required to do so to the extent that Turk Telekom can satisfy its requirements. Turk Telekom's monopoly on providing transmission lines is scheduled to expire no later than the end of 2003.

        Effective from July 1, 2000, Turk Telekom annulled the discount of 60% that it provided to Turkcell based on its regular ratio, which had been provided for several years, and, at the same time,

Turk Telekom started to provide a discount of 25% being subject to certain conditions. Turkcell filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30, 2001, Turkcell had been notified that the appeals court upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, Turkcell paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, Turkcell recorded an accrual amounting to TL 3.0 trillion (equivalent to $2,099 and $1,849 as of December 31, 2001 and December 31, 2002, respectively) for possible interest charges as of December 31, 2000. On May 9, 2002, Turk Telekom requested an interest amounting to TL 30.1 trillion (equivalent to $18,396 as of December 31, 2002) on these late payments. Turkcell did not agree with the Turk Telekom's interest calculation and, accordingly, Turkcell obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, Turkcell initiated a lawsuit against Turk Telekom on the legality of such interest. As of December 31, 2002, Turkcell made a provision of TL 13.3 trillion (equivalent to $8,134 as of December 31, 2002) because its management and legal counsel believe that this is the maximum potential liability in accordance with the relevant provisions of the Interconnection Agreement.

        On March 2, 2001, Turk Telekom unilaterally, and without the approval of the Turkish Ministry, increased the fees it charges Turkcell for access to its transmission lines by 100%, effective April 1, 2001, and refused to lease Turkcell any further transmission lines. On May 25, 2001, Turkcell obtained an injunction from the commercial court to compel Turk Telekom to lease additional transmission lines to Turkcell and to prevent Turk Telekom from collecting any amounts relating to their increase in the transmission line fee. On June 4, 2001, Turkcell initiated a lawsuit against Turk Telekom to rule on the legality of Turk Telekom's increase in the transmission line fees and their refusal to lease additional transmission lines to Turkcell. In this lawsuit, Turk Telekom objected to the May 25, 2001 injunction but the injunction was upheld. In November 2001, Turk Telekom set new fees in accordance with Telecommunications Authority's rules for access to Turk Telekom's transmission lines. From that date Turkcell has paid the fees set by Turk Telekom and approved by the Telecommunications Authority. Therefore, Turk Telekom's claim for increased transmission fees relates to fees they claim they should have received between the end of March and the end of October 2001. On February 28, 2002, the commercial court granted its request for an expert opinion. On December 26, 2002, the commercial court has decided against Turkcell. Turkcell has appealed the court's decision and the case is still pending. As a result, Turkcell has accrued TL 61.1 trillion (equivalent to $37,405 as of December 31, 2002) of which TL 46.3 trillion (equivalent to $28,315 as of December 31, 2002) was included in direct cost of revenues and TL 14.8 trillion (equivalent to $9,090 as of December 31, 2002) was included in interest expense in the consolidated financial statements as of and for the year ended December 31, 2002.

  Dispute on National Roaming Agreement:

        The introduction of national roaming in Turkey could have a negative impact on the Company's consolidated financial position or results of operations, or liquidity. Roaming allows subscribers to other operators' services to use its networks when they are outside the reach of their own operators' network service areas. National roaming is an issue in Turkey because several Turkish mobile operators have networks with limited geographic reach.

        During the third quarter of 2001, Turkcell was approached by IsTim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001 and asked the parties to reach a decision by November 15, 2001. The proposal included an upfront fee as well as a per minute fee and a guaranteed volume of airtime usage for the term of the agreement. As Turkcell believes that the

Telecommunications Authority is not authorized to intervene in this issue and its proposal is technically impossible to apply and commercially unacceptable, Turkcell obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict. According to the Court's decision, the execution of a national roaming agreement between IsTim and Turkcell has been prevented. The Telecommunications Authority and IsTim have appealed the granting of the injunction. In addition, on November 26, 2001, Turkcell initiated an arbitration suit in the International Court of Arbitration of the International Chamber of Commerce (ICC) against the Turkish Ministry and the Telecommunications Authority. Furthermore, Turkcell has initiated an action before the Ankara Ninth Administrative Court on November 13, 2001 to annul the above-mentioned proposed solution of the Telecommunications Authority. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in Turkcell's favor on November 12, 2001.

        On March 8, 2002, the Telecommunications Authority issued a new regulation regarding procedures and policies related to a national roaming agreement. The Telecommunications Authority has invited all parties affected by the new regulation, including Turkcell, to discuss the new regulations with the Telecommunications Authority. Two of the most important provisions of the new regulation are Provisional Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding. Article 17, which sets out penalties to be imposed on any party violating the provisions of the new regulation, imposes the following penalties and sanctions:

  •
  a penalty of 0.01% of an operator's turnover in the previous year for failure to provide the documents or information requested by the Telecommunications Authority, or the provision of defective or misleading information;

  •
  a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for failure to implement the national roaming requirements set by the Telecommunications Authority within the required time period; and

  •
  a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for the interruption of service without a valid reason following commencement of national roaming service.

        In a letter dated March 14, 2002, the Telecommunications Authority subjected IsTim's request for national roaming to the condition that it be reasonable, economically viable, and technically possible. Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with IsTim within a 30 day period. However, Turkcell still benefits from the injunctive relief obtained on November 12, 2001.

        On April 8, 2002, Turkcell obtained a precautionary injunction from the Court against the application of the new regulation issued by the Telecommunications Authority requiring it to agree on national roaming within 30 days and providing for penalties in case Turkcell did not agree. Turkcell initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that it is not required to enter into an agreement within 30 days and that it is under no obligation to pay any penalties whatsoever if it does not agree within 30 days. Turkcell believes that Telsim has obtained a similar injunction but has not yet enforced it. The parties have appointed their arbitrators and third arbitrator has been appointed by the ICC since these two arbitrators of the parties cannot reach an agreement. While the ICC proceedings are being pursued Turkcell has initiated a lawsuit before the Danistay, concerning the annulment of these Regulations.

        On June 9, 2003, the Competition Board decided that Turkcell abused its dominant position by refusing to enter into a national roaming agreement with IsTim, and fined Turkcell approximately

TL 21.8 trillion (equivalent to $13,351 at December 31, 2002). Turkcell believes that it has not abused its dominant position and plans to initiate an action requesting the cancellation of the Competition Board's decision before the Danistay once it receives the Competition Board's decision enclosing the reasoning of the decision. (Note 31)

        If Turkcell is forced to enter a national roaming agreement with IsTim on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely affected.

  Investigation of the Turkish Competition Board

        The Turkish Competition Board (the Competition Board) commenced an investigation of business dealings between Turkcell and KVK, the primary distributor of Ericsson GSM handsets in Turkey, in October 1999. The decision of the Competition Board concerning this investigation was verbally rendered to Turkcell on August 1, 2001. The Competition Board decided that Turkcell was disrupting the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, Turkcell was fined approximately TL 7.0 trillion (equivalent to $5,270 at August 1, 2001 and $4,267 at December 31, 2002) and were enjoined to cease these infringements. Turkcell believes that it has not infringed the law and plans to initiate an action requesting the cancellation of the Competition Board's decision before the Danistay once it receives the Competition Board's decision enclosing the reasoning of the decision.

  Dispute Regarding Interconnection Revenues

        In December 2000, Turkcell informed the Turkish Treasury that it would no longer include its interconnection revenues in the determination of ongoing license fees paid to the Turkish Treasury as 15% of gross revenues. Effective from March 1, 2001, Turkcell's ongoing license payments made to the Turkish Treasury have been calculated by excluding its interconnection revenues from the gross revenues. Upon request of the Turkish Ministry, the Danistay issued a non-binding opinion concluding that the interconnection revenues should be included in the determination of ongoing license fees and that Turkcell should pay the relevant unpaid ongoing license fees, including interest, for the period from March 1, 2001 onwards.

        Turkcell received letters from the Turkish Treasury on July 18, 2001, and September 6, 2001, in which the Turkish Treasury notified Turkcell that it is required to include the interconnection revenue in the gross revenue from which the ongoing license fees are to be computed. Turkcell obtained an injunction from the judicial court on November 2, 2001, allowing it to compute the gross revenue on which the ongoing license fees are to be computed without including the interconnection revenues. The Turkish Treasury, the Turkish Ministry and the Telecommunications Authority contested the injunction but their claim was rejected. Turkcell has accrued for the unpaid amounts and included them in the determination of net income. Since the parties failed to reach an agreement, on October 29, 2001, Turkcell initiated an arbitration suit in the ICC against the Turkish Ministry, the Telecommunications Authority and the Turkish Treasury. The parties have appointed their arbitrators and third arbitrator has been appointed by the ICC since those two arbitrators of the parties cannot reach an agreement. As of January 2, 2003 "Terms of Reference" has been presented to the ICC, and the timetable has been finalized. The case is still pending.

  Dispute on Collection of Frequency Usage Fees

        On May 21, 1998, Turkcell entered into a protocol with the Wireless Communications General Directorate (the Directorate) regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, Turkcell is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate's power, including all of its rights and obligations, was transferred to the Telecommunications Authority, pursuant to the amendments in the Telecommunications Law. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, Turkcell applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, Turkcell filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. On July 10, 2002, the court decided in favour of Turkcell. However, Telecommunications Authority has appealed the decision and Turkcell filed its response to the court. On March 31, 2003, the Supreme Court notified Turkcell that it has accepted the Telecommunications Authority's appeal and annulled the decision of the lower court. Turkcell received a payment order for the annual frequency usage fee for 2003 amounting to TL 86.9 trillion (equivalent to $53,142 as of December 31, 2002) including interest of TL 10.7 trillion (equivalent to $6,527 as of December 31, 2002). Hence, the payment was made on May 5, 2003. Turkcell did not pay the fees for 2002, but accrued TL 52.3 trillion (equivalent to $32,020 as of December 31, 2002) for principal and TL 36.6 trillion (equivalent to $22,414 as of December 31, 2002) for interest for the frequency usage fees of 2002 in the accompaning consolidated financial statements as of and for the year ended December 31, 2002. However, the legal process regarding the dispute is ongoing.

  Dispute on the Determination of Items of Gross Revenue

        On June 6, 2002, Turkcell initiated an arbitral proceeding before the ICC against the Turkish Treasury and the Telecommunications Authority to resolve the dispute in respect to the determination of the items to be taken into account in the calculation of "gross revenue", which is the base for the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. The case is still pending.

  New Action by Turk Telekom on Basic Unit Price

        In a case filed by Turk Telekom against the Telecommunications Authority, the Danistay granted an injunction limiting the applicability of the last paragraph of Article 13 of the License Agreement signed between the Telecommunications Authority and Turkcell. Article 13 regulates the base unit price, the minimum price charged by Turk Telekom to its subscribers for calls originating on fixed lines and terminating on Turkcell's network. Pursuant to the injunction by the Danistay, Turk Telekom has informed Turkcell that it will recalculate and make its monthly payments to Turkcell on an ongoing basis beginning from the January 2003 payment. Turkcell and its legal council believe that it is too early to assess the impact of such action by Turk Telekom.

  Investigation of the Telecommunications Authority

        In May 2003, Turkcell has been informed that, the Telecommunications Authority has initiated an investigation against Turkcell claiming that Turkcell has violated Turkish law by carrying some of its international voice traffic through an operator other than Turk Telekom. Turkcell is disputing whether Turk Telekom should be the sole carrier of international voice traffic. Turkcell does not believe that a decision of the Telecommunications Authority against Turkcell will have material adverse effect on its operations since international traffic can be carried via Turk Telekom's leased lines. Should the Telecommunications Authority decide against Turkcell, it may assess a fine, which Turkcell believes will not have a material impact on its results of operations. (Note 31)

Operating Leases

        The Company has entered into various operating lease agreements. At December 31, 2002, there were no commitments and contingent liabilities in material amounts arising from those agreements.

        For the years ended December 31, 2000, 2001 and 2002, total rental expenses for operating leases were $29,881, $53,689 and $11,760 respectively.

(29) Concentrations:

        In 2002, the Company's operations were substantially all inside Turkey. However, as explained in Note 1, the Company has investments in Kibris Telekom (Northern Cyprus) and Fintur (The Netherlands) (2001: Kibris Telekom and Fintur; 2000: Kibris Telekom, Fintur, GSM Kazakhstan (Kazakhstan), Azercell (Azerbaijan), Geocell (Georgia), Moldcell (Moldovia)). At December 31, 2002, net assets of Kibris Telekom and Fintur were $11,672 and $139,962, respectively (2001: Kibris Telekom $13,692 and Fintur $204,872).

        Revenues earned from and charges incurred by Turk Telekom in accordance with the Interconnection Agreement are $442,877 and $67,889, respectively, for the year ended December 31, 2002 (2000: $511,423 and $91,627; 2001: $411,000 and $77,832). The net receivable from Turk Telekom is $50,810 and $56,949 at December 31, 2001 and 2002, respectively.

        The Company makes a substantial portion of its purchases of goods and services related to GSM investments from Ericsson Telekomunikasyon A.S. (a subsidiary of Ericsson Radio Communication Ltd, one of the former shareholders of the Company). Total purchases and charges from Ericsson Telekomunikasyon A.S. were $929,607 in 2000, $134,268 in 2001 and $88,243 in 2002, and outstanding balance due to this company was $170,194 and $2,499 at December 31, 2001 and 2002, respectively.

        In principle, the Company's revenues are generated in Turkish Lira. Certain sales and purchases and, resulting receivables and payables, are in currencies different than the operating currency. Further, the Company has loans payable denominated in currencies different than its operating currency. Transaction gains and losses on these receivables and payables are included in the determination of earnings, but eliminated during translation of the financial statements, if such currency is the US Dollar.

        Turkey continues to experience economic difficulties following the financial crises in February 2001. Consequently, Turkey's currency continued to devalue. There is continued volatility in the debt and equity market, hyperinflation persists while the economic growth was negative 9.2% by the end of 2001. In an attempt to overcome the liquidity crisis in the banking system, on February 22, 2001, the government allowed Turkish Lira to float freely. There was a devaluation of 38% of the Turkish Lira against US Dollar during the same year. The exchange rate of US Dollar against TL at December 31, 2001 was TL 1,439,567 whereas it has reached the level of TL 1,634,501 at December 31, 2002.

        The government has unveiled a privatisation program for 2003. According to the program, the government aims to raise at least US $4 billion from privatisation in 2003, which is half of US $8 billion raised over the past 17 years. Note that IMF Stand-by arrangement puts the privatisation target for 2003 at US $2.5 billions. Performance on the privatisation front is mainly dependent on market conditions, which are shaped by the government's performance elsewhere or some exogenous factors that are out of the government's control. Geopolitical situation in certain neighbouring countries, namely Iraq, Syria and Iran might adversely affect the performance.

        The growth rate of the country is 7.8% while inflation rate is announced as 31% (2001: 88.6%) at the end of 2002. The Turkish Central Bank released its 2003 monetary policy strategy. It started the 2003 inflation and growth targets as 20% and 5%, respectively. The Turkish Central Bank announced that it would continue with the "covered inflation targeting" strategy where the money base would function as the monetary peg and the short-term interest rates would be determined in line with the inflation expectations. The Turkish Central Bank warns the disinflation process cannot be sustained if the monetary policy is not supported by the tight fiscal policies and income policies.

        The major risks for disinflation were grouped into two; external and domestic risks. The key external risk is the geopolitical situation in certain neighbouring countries, namely Iraq, Syria and Iran. This would have a dismal impact on disinflation through its effect on the exchange rate and petroleum product prices. The main domestic risks were a loosening in fiscal and income policy implementations and the lack of commitment to the structural reforms. The other risks could be the real sector's pricing decisions in an environment of improving domestic demand and the backward indexation.

(30) Subsequent Events

        (a)   At the Turktell's board of directors meeting held on February 26, 2003, it was resolved to invest to Eglence Servisleri Platformu Ticaret A.S., a new company to be engaged to set up and operate the central betting system, which is a computerised system that works with connected virtual and stationary agents and/or betting terminals and through multi-access electronic environment. Turktell will hold 54.97% interest, directly and indirectly, in the new company. As of March 13, 2003, the formation of the new company has not been completed, yet.

        (b)   On March 13, 2003, Turkcell notified the agent for the 1999 bank facility that it would early extinguish the outstanding balance of $244,444 as of December 31, 2002 in March 2003. Accordingly, $244,444 has been included in current portion of long term borrowings in the consolidated balance sheet as of December 31, 2002. Turkcell made the respective payment on March 31, 2003.

        (c)   On March 13, 2003, Garanti Bankasi agreed to extend the maturity of its outstanding loan to Turkcell. By this extension, the outstanding balance of $75,000 as of December 31, 2002 will be repaid in three equal instalments on June 21, 2004, January 23, 2006 and on April 21, 2006. Accordingly, $75,000 has been included in long term borrowings in the consolidated balance sheet as of December 31, 2002. Further, Garanti Bankasi agreed to amend the interest rate to LIBOR plus 5.62% per annum effective January 1, 2003.

        (d)   On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, Turkcell applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, Turkcell filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. On July 10, 2002, the court decided in favour of Turkcell. However, Telecommunications Authority has appealed the decision. The Supreme Court accepted Telecommunications Authority's appeal and annulled the decision of the lower court on March 29, 2003. Turkcell received a payment order for the annual frequency usage fee for 2003 amounting to TL 86.9 trillion (equivalent to $53,142 as of December 31, 2002) including interest of TL 10.7 (equivalent to $6,527 as of December 31, 2002). Hence, the payment was made on May 5, 2003. Turkcell did not pay the fees for 2002, but accrued TL 52.3 trillion (equivalent to $32,020 as of December 31, 2002) for principal and TL 36.6 trillion (equivalent to $22,414 as of December 31, 2002) for interest for the frequency usage fees of 2002 in the accompanying consolidated financial statements as of and for the year ended December 31, 2002. However, the legal process regarding the dispute is ongoing.

        (e)   On April 30, 2003, Akbank agreed to extend the principal payments of $100,000 and $25,000, which were due on May 9, 2003 and June 5, 2003, respectively. By this extension, $100,000 will be repaid in two equal instalments on May 10, 2004 and May 9, 2005, and $25,000 will be repaid in two equal instalments on June 7, 2004 and June 6, 2005. Accordingly, $100,000 and $25,000 have been included in long term borrowings in the consolidated balance sheet as of December 31, 2002.

(31) Subsequent Events (Unaudited):

        (a)   On March 24, 2003, Turkcell has applied to the Tax Authority to increase its corporation tax bases for the years 1998, 1999 and 2000, in accordance with Tax Amnesty Law No. 4811, which became effective February 27, 2003. On April 9, 2003, Committee of Account Experts notified the expert reports of corporation taxes for the fiscal periods of 1998, 1999, 2000 and 2001 to Turkcell. Based on the experts reports, Turkcell's net operating loss carryforwards were approved to be TL 1,012 trillion.

        (b)   On April 7, 2003 and April 15, 2003, Turkcell has invested in the 12.75% Senior Notes due in August 1, 2005 issued by Cellco Finance N.V., in the total nominal amount of $1,993, and will hold these bonds till maturity.

        (c)   In accordance with the Law No. 4842, which made changes in certain laws announced on April 24, 2003, the surcharge of 10% applied on the corporation tax is abolished effective from January 1, 2004. Accordingly, the effective Turkish income tax rate will become 30% effective from January 1, 2004.

        Further, the Law No. 4842 made certain changes in respect to investment tax benefits effective from April 24, 2003. The major changes are as follows:

  •
  It is not required to have an investment incentive certificate to entitle investment tax benefit. If capital expenditures qualify as eligible expenditures, investment tax benefit will be available automatically. In general, capital expenditures eligible for depreciation for tax purposes are considered also eligible for investment tax benefit.

  •
  Investment tax benefit will be calculated on 40% of qualifying capital expenditures but no withholding tax will be applied.

  •
  Previous provisions will still apply to:

  •
  investment tax benefits that are already entitled but unused and capital expenditures made as of April 24, 2003, under the investment incentive certificates obtained before April 24, 2003;

  •
  capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained before April 24, 2003; and

  •
  capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained after April 24, 2003 but applied for before April 24, 2003.

  •
  There is an option to prefer the previous or new provisions for capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained before April 24, 2003, and under the investment incentive certificates obtained after April 24, 2003 but applied for before April 24, 2003.

        (d)   In May 2003, Turkcell has been informed that, the Telecommunications Authority has initiated an investigation against Turkcell claiming that Turkcell has violated Turkish law by carrying some of its international voice traffic through an operator other than Turk Telekom. Turkcell is disputing whether Turk Telekom should be the sole carrier of international voice traffic. Turkcell does not believe that a decision of the Telecommunications Authority against Turkcell will have a material adverse effect on its operations since international traffic can be carried via Turk Telekom's leased lines. Should the Telecommunications Authority decide against Turkcell, it may assess a fine, which Turkcell believes will not have a material impact on its results of operations.

        (e)   In May and June 2003, the Company entered into nine US dollar/TL forward contracts with Deutsche Bank AG London in order to manage its foreign exchange risk more efficiently. Details of these contracts are as follows:

Contract date	Amount	Maturity date
May 1, 2003	$20,000	June 30, 2003
May 1, 2003	20,000	September 30, 2003
May 1, 2003	10,000	September 30, 2003
May 2, 2003	10,000	September 30, 2003
May 2, 2003	10,000	September 30, 2003
May 6, 2003	20,000	December 30, 2003
June 6, 2003	10,000	December 30, 2003
June 17, 2003	5,000	December 31, 2003
June 17, 2003	15,000	December 31, 2003

	$120,000

        There are no covenant restrictions related with hedging transactions, provided that the transaction is authorized and executed pursuant to clearly defined policies and procedures which provides that the transaction is entered into protect the company from fluctuations in currency valves.

        (f)    On June 9, 2003, the Competition Board decided that Turkcell abused its dominant position by refusing to enter into a national agreement with IsTim, and fined Turkcell approximately TL 21.8 trillion (equivalent to $13,337 at December 31, 2002). Turkcell believes that it has not abused its dominant position and plans to initiate ana action requesting the cancellation of the Competition Board's decision before the Danistay once it receives the Competition Board's decision enclosing the reasoning of the decision.

        (g)   On June 3, 2003, $1,735 has been paid to the Company in respect to the balance due from Cukurova Investments, which resulted from the allocation of certain expenses made on behalf of the shareholders during the public offering.

        (h)   On June 18, 2003, $3,950 has been paid to the Company in respect to the balance due from Azertel, which resulted from the payment made Azertel (on behalf of Azercell to the Azerbaijan Ministry of Communication as dividend guarantee for 1997.

        (i)    At the Bilisim's board of directors meeting held on April 22, 2003, it was resolved to invest in media sector. Accordingly, Bilisim entered into discussions to acquire minority interests in media companies whose majority shares owned by Cukurova Group. As of June 26, 2003, advances amounting to $22,619 has been paid but the discussions have not been finalized, yet.

FINTUR HOLDINGS B.V.

CONSOLIDATED FINANCIAL STATEMENTS
AND AUDITOR'S REPORT

AT 31 DECEMBER 2002 AND 2001

To the Shareholders and
Board of Directors of Fintur Holdings B.V.

Report of independent accountants

We have audited the accompanying consolidated balance sheets of Fintur Holdings B.V. ("Fintur" or the "Company") as at 31 December 2002 and 2001 and the related consolidated statements of income and comprehensive income, of changes in shareholders' equity and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

We conducted our audits of these consolidated financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of these consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fintur as at 31 December 2002 and 2001 and the related results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 1, on 21 August 2002, Fintur disposed of its High Technology businesses. After the closing of the sale, the holdings of Sonera Holdings B.V. and Turkcell Iletisim Hizmetleri A.S. in Fintur increased to 58.55% and 41.45%, respectively, and Cukurova Group's interest was eliminated.

PricewaterhouseCoopers Accountants N.V.

Rotterdam, the Netherlands
31 March 2003

FINTUR HOLDINGS B.V.

CONSOLIDATED BALANCE SHEETS

AT 31 DECEMBER 2002 AND 2001

(Amounts expressed in thousands of US dollars unless otherwise indicated)

	Notes	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	7	18,869	4,051
Restricted cash	7	5,318	80,270
Trade receivables (net of provision for doubtful accounts of USD4,902 and USD8,949, respectively)		9,725	6,688
Due from related parties	8	54,070	34,156
Inventories		3,071	2,852
Other current assets	9	10,878	11,881
Deferred tax assets	17	1,748	1,430
Assets held for sale	5	—	514,274

Total current assets		103,679	655,602

Non-current assets:
Property, plant and equipment,—net	12	256,926	226,334
Intangible assets,—net	13	101,016	111,307
Other non-current assets		3,499	3,485
Deferred tax assets	17	1,567	3,023

Total non-current assets		363,008	344,149

Total assets		466,687	999,751

The accompanying notes form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED BALANCE SHEETS

AT 31 DECEMBER 2002 AND 2001

(Amounts expressed in thousands of US dollars unless otherwise indicated)

	Notes	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term bank borrowings	14	181	101,857
Trade payables	15	14,931	33,950
Due to related parties	8	183,229	86,691
Other current liabilities	16	20,552	28,987
Taxes payable	17	2,613	141
Deferred tax liability	17	4,515	114
Liabilities relating to discontinued operations	5	—	420,046

Total current liabilities		226,021	671,786

Non-current liabilities:
Long-term bank borrowings	14	—	53,241
Other non-current liabilities		1,258	1,795
Deferred tax liability	17	11,805	10,672

Total non-current liabilities		13,063	65,708

Total liabilities		239,084	737,494

Minority interests	19	87,641	57,385
Commitment and contingencies	21	—	—

Shareholders' equity:
Share capital, EUR1 par value 1,930,000,000 shares authorized; 540,000,000 shares issued and outstanding	18	538,118	538,118
Accumulated deficit		(388,466)	(325,748)
Cumulative translation adjustment		(9,690)	(7,498)

Total shareholders' equity		139,962	204,872

Total liabilities and shareholders' equity		466,687	999,751

The accompanying notes form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED STATEMENT OF
INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001

(Amounts expressed in thousands of US dollars unless otherwise indicated)

	Notes	2002	2001
Net sales		239,653	174,327
Cost of sales		(72,895)	(55,149)

Gross profit		166,758	119,178
General administrative expenses		(21,005)	(28,223)
Selling and marketing expenses		(21,010)	(19,677)
Depreciation and amortisation expenses		(47,855)	(38,579)

Operating profit		76,888	32,699
Other income/(expenses),—net		(2,023)	(7,074)
Financial expenses,—net	20	(17,376)	(19,137)

Income before taxation on income and minority interests		57,489	6,488
Taxes on income	17	(13,191)	(1,087)

Income / (loss) before minority interests		44,298	5,401
Minority interests	19	(32,262)	(14,181)

Net income/(loss) from continuing operations		12,036	(8,780)

Loss from discontinued operations	5	(74,754)	(195,588)
Income tax benefit/(charge)		—	(292)

Net loss for the year		(62,718)	(204,660)

Foreign currency translation adjustment		(2,192)	(3,301)

Comprehensive loss		(64,910)	(207,961)

The accompanying notes form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED STATEMENT OF
CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001

(Amounts expressed in thousands of US dollars unless otherwise indicated)

	Share capital	Cumulative translation adjustment	Accumulated deficit	Shareholders' equity
Balance at 1 January 2001	360,007	(4,197)	(121,088)	234,722
Increase in share capital	178,111	—	—	178,111
Cumulative translation adjustment	—	(3,301)	—	(3,301)
Loss for the year	—	—	(204,660)	(204,660)

Balance at 31 December 2001	538,118	(7,498)	(325,748)	204,872

Cumulative translation adjustment	—	(2,192)	—	(2,192)
Loss for the year	—	—	(62,718)	(62,718)

Balance at 31 December 2002	538,118	(9,690)	(388,466)	139,962

The accompanying notes form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001

(Amounts expressed in thousands of US dollars unless otherwise indicated)

	2002	2001
Operating activities:
Net loss for the year	(62,718)	(204,660)
Adjustments for:
Depreciation and amortisation	47,855	38,579
Provision for doubtful accounts	(4,047)	(303)
Increase in minority interest	30,256	17,330
Impairment charge for the period	11,585	—
Loss from discontinued operations	94,172	195,880
Gain on the sale of subsidiaries	(31,003)	—
Change in operating assets and liabilities net of the effects of acquisition:
Decrease/(increase) in trade receivables and due from related parties	5,775	(12,530)
(Increase)/decrease in inventories	(219)	520
Decrease in other current assets	1,002	5,378
Decrease in deferred tax asset/(liability), net	7,378	3,085
Increase in other non-current assets	(14)	(461)
Increase in trade payables and due to related parties	77,519	51,904
(Decrease)/increase in other current liabilities	(8,576)	8,807
Increase in taxes payable	2,613	—
Decrease in non-current liabilities	(537)	(605)

Net cash provided by operating activities	171,041	102,924

Investing activities:
Purchase of property and equipment	(67,584)	(69,623)
Purchase of intangible assets	(3,470)	(7,927)
Proceeds from the sale of interest in subsidiaries and associates	3,789	—
Cash contribution to disposal group	(8,993)	(125,373)

Net cash used in investing activities	(76,258)	(202,923)

Financing activities:
(Decrease)/increase in short-term bank borrowings, net	(101,676)	8,684
Repayment of long-term bank borrowings	(53,241)	(22,307)
Decrease/(increase) in restricted cash	74,952	(80,270)
Proceeds from issuance of new shares	—	178,111

Net cash (used in)/provided by financial activities	(79,965)	84,218

Net increase/(decrease) in cash and cash equivalents	14,818	(15,781)
Cash and cash equivalents at beginning of year	4,051	19,832

Cash and cash equivalents at end of year	18,869	4,051

The accompanying notes form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of US dollars unless otherwise indicated)

NOTE 1—ORGANIZATION AND NATURE OF OPERATIONS

        Fintur Holdings B.V. ("Fintur" or the "Company"), formerly known as Geden Lines B.V., is a Company based in Rotterdam, the Netherlands, established in 1968. Fintur's primary activity is the participation and investment in various businesses in the telecommunications, high technology and media sectors.

        During 2000, Fintur acquired major shareholdings in companies primarily located in Turkey, Central Asia, the Caucasus and Eastern European countries for a total purchase price of USD 295,630.

        Fintur formerly had three primary shareholders, the Cukurova Holding A.S. and its subsidiaries Yapi ve Kredi Bankasi A.S., Cukurova Investments N.V. and Yapi Kredi Holding B.V. (the "Cukurova Group"), Turkcell Iletisim Hizmetleri A.S. ("Turkcell") and Sonera Holding B.V. ("Sonera"). Fintur's operating segments were organized under two primary holding companies, Fintur International B.V. and Fintur Technologies B.V.. Fintur International B.V. controlled companies operating under Fintur's Global System for the Mobile Communication ("GSM") segment. Fintur Technologies B.V. controlled the remaining companies operating under Fintur's Multimedia, Internet Services Provider ("ISP"), Public Switched Telephone Network ("PSTN") and Data transmission segments (together referred to as the High Technology Businesses). See Note 6 for further information on segments.

        Since inception, Fintur has incurred significant losses. At 31 December 2002, current liabilities exceeded current assets by USD 122,342 and the accumulated deficit was USD 388,466. Such losses resulted primarily from costs incurred in product development programs of subsidiaries operating in the High Technology Business and the related general and administrative, selling and marketing expenses, and financing costs.

        These conditions raised substantial doubt about Fintur's ability to continue as a going concern. Management's plans to continue operations included divesting itself of high technology businesses, refinancing existing loans and obtaining additional borrowings.

        On 21 August 2002, Fintur sold its High Technology Businesses (the "Sale Transaction"). As explained further in Note 5, under the terms of the Sale Transaction, the holdings of Sonera and Turkcell in Fintur (i.e. the remaining international GSM business) increased to 58.55% and 41.45%, respectively and the Cukurova Group's interest was eliminated.

        As a result of the Sale Transaction, Fintur continues to have an interest in the international GSM businesses but no longer has an interest in the High Technology Businesses, namely Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. ("Superonline"), Digital Platform Iletisim Hizmetleri A.S. ("Digital Platform"), European Telecommunication Holding E.T.H. A.G. ("ETH"), Mobicom Bilgi Iletisim Hizmetleri A.S. ("Mobicom"), Verinet Uydu Haberlesme Sanayi ve Ticaret A.S. ("Verinet"), Topaz Telekomunikasyon Yayincilik Reklamcilik Sanayi ve Ticaret A.S. ("Topaz") and Fintur Technologies B.V.. These High Technology Businesses incurred significant operating losses in 2001 and from 1 January 2002 through 21 August 2002, the closing of the Sale Transaction.

        With the closing of the Sale Transaction, Fintur fully divested itself of the High Technology businesses. The remaining international GSM businesses produced positive cash-flows from operations for the year ended 31 December 2002 and are not considered to be a going concern issue by Management.

        During December 2002, Sonera Corporation granted short-term loans to the subsidiaries operating in GSM business for a total of USD 166,750 for financing the expansion of their GSM network and for funding working capital. The subsidiaries partially used these new borrowings to reimburse the existing borrowings from the financial institutions (Notes 8 and 14).

        The controlling shareholder Sonera Corporation has confirmed its intention to financially support Fintur and its subsidiaries and to take all necessary measures to ensure that the subsidiaries of Fintur will have sufficient funds available to allow them to meet their financial obligations and to carry on their business without any significant curtailment of operations for the foreseeable future. Accordingly, these financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the classification of liabilities that might be necessary, should Fintur be unable to continue its operations.

        At 31 December 2002, subsidiaries of Fintur ("the Subsidiaries") and their locations are as follows:

Location
Azertel Telekomunikasyon Yatirim Dis Ticaret A.S. ("Azertel")	Turkey
Gurtel Telekomunikasyon Yatirim ve Dis Ticaret A.S. ("Gurtel")	Turkey
GSM Kazakhstan LLP OAO Kazakhtelecom ("Kcell")	Kazakhstan
I.M.Moldcell S.A. ("Moldcell")	Moldova
JSC Novacell ("Novacell")	Ukraine
Global LLC ("Global")	Georgia
Molfintur S.R.L. ("Molfintur")	Moldova
Fintur International B.V. ("Fintur International")	the Netherlands

        Azertel has a 64% share in Azercell Telekom B.M. ("Azercell"). Azercell is a cellular phone carrier and operates in accordance with a non-exclusive GSM licence agreement signed with the Ministry of Communication of the Azerbaijan Republic which allows operation throughout Azerbaijan for a twenty-year period. Azercell has a 51% share in Azeronline Ltd. ("Azeronline"), an Internet Service Provider.

        Gurtel has a 83% share in Geocell LLC ("Geocell"). Geocell is a cellular phone carrier, which operates in accordance with a non-exclusive GSM license agreement signed with the Ministry of Communications of the Republic of Georgia, which allows for operation throughout Georgia for a ten year period.

        Kcell was formed to design, construct and operate a cellular telecommunications network in Kazakhstan. Kcell obtained a non-exclusive general license for 15 years to provide mobile telephone services in accordance with GSM Standards.

        Moldcell was established to operate as one of the two GSM operators in the Republic of Moldova. Moldcell is licensed by the Ministry of Transport and Communications to provide both voice and data services over its mobile network for a period of 15 years. On 18 December 2002, Fintur signed a share purchase agreement with I.M. Accent Electronic S.A. ("Accent"), the minority shareholder of Moldcell, to acquire the remaining 23% share in Moldcell held by Accent. The purchase transaction is consummated at 28 March 2003 for a total consideration of USD5,105.

        Novacell was established to operate a cellular telecommunications network in the Ukraine. On 29 November 2002, the Board of Directors of Fintur decided to close down and liquidate Novacell. Management expects to begin necessary actions for the liquidation of Novacell in the first quarter of 2003.

        Global was established as a limited liability enterprise in the Republic of Georgia. The Company is a service company specialised in call center, IT and GSM network support and maintenance services that are required by GSM companies in Georgia.

        Molfintur was established to provide commercial services, telecommunication services, agency services, production and trading, and distribution and merchandise marketing.

        Fintur International was established for the purpose of investing in companies operating in the telecommunications sector particularly in Central Asia, the Caucasus, Eastern Europe and the European Union.

NOTE 2—BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

        Fintur Holdings B.V. and its Subsidiaries ("the Group") maintain their accounting records in accordance with the laws and regulations in force in the countries where they are registered. These consolidated financial statements are based on the statutory records, which are maintained under the historical cost convention, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Foreign currency translation

        The remeasurement of functional currency financial statements of Azertel and Gurtel into US dollars, has been performed in accordance with the relevant provision of SFAS No.52, Foreign Currency Translation, ("SFAS 52") as applied to entities in highly inflationary economies. Moldcell and Molfintur have adopted US dollars as their functional currencies due to the fact that these subsidiaries conduct substantial portion of their investing, operating and financing activities in US dollars. Non-monetary assets and liabilities, capital, revenues and costs are remeasured at historical exchange rates while monetary assets and liabilities are translated at the exchange rates prevailing at period ends. All foreign exchange adjustments resulting from the translation of the financial statements into US dollars are included in the "financial expenses,—net" in the statement of income.

        The translation of functional currency financial statements of Kcell, Azercell, Azeronline, Geocell, Novacell and Global to the US dollar has been performed in accordance with SFAS 52 and the resulting cumulative translation adjustment has been recognised in the shareholders' equity. The following exchange rates were used:

•	Assets and liabilities	—	period end exchange rates
•	Shareholders' equity	—	historical exchange rates
•	Revenues, costs, income and expenses	—	average exchange rates (which approximate exchange rates in effect on transaction dates)

NOTE 3—BASIS OF CONSOLIDATION

a)
Subsidiaries are companies over which Fintur has power to control the financial and operating policies for the benefit of Fintur through the power to exercise more than 50% of the voting rights.

  The table below sets out all Fintur's combined direct and indirect ownership percentage in all subsidiaries and their business segments at 31 December 2002 and 2001:

Name	Business Segment	2002%	2001%
Azertel	Other	80	80
Gurtel	Other	100	100
Kcell	GSM	51	51
Moldcell	GSM	77	77
Novacell	GSM	75	75
Topaz	Multimedia	—	100
Mobicom	Data transmission	—	100
Superonline	ISP	—	100
ETH	PSTN	—	75
Verinet	Data transmission	—	100
Global	Other	100	100
Molfintur	Other	100	100
Fintur International	Other	100	100
Fintur Technologies	Other	—	100
Digital Platform	Multimedia	—	100

  Intercompany transactions and balances between Fintur and its Subsidiaries are eliminated upon consolidation.

b)
The results of Subsidiaries are included from their effective dates of acquisition. The minority shareholders' share in the net assets and results are separately classified in the consolidated balance sheet and statement of income as minority interests.

c)
Associates are companies in which the Group has a voting interest of between 20% and 50% of the ordinary share capital and over which the Group exercises significant influence. Associates are accounted for using the equity method of accounting.

d)
Investments in non-marketable securities where the Group does not have a significant influence (generally indicated by a holding of less than a 20% voting interest) are accounted for at cost less any provisions for diminished value.

NOTE 4—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Uniform accounting policies followed by all consolidated subsidiaries are summarised below:

Cash and cash equivalents

        Highly liquid investments, whose original maturity at the time of purchase is less than three months, are considered cash equivalents. Repurchase agreements with banks are classified as cash and cash equivalents.

Inventories

        Inventories primarily include nodes, intrabuilding network installations, SIM cards, scratch cards, optical links and head-end control centers. Inventories are valued at the lower of cost or net realisable value. The cost of inventories is determined by using either the weighted average or the first-in, first-out method. Cost elements included in inventories comprise all costs of purchase and other costs incurred in bringing the inventories to their present location and condition.

Trade receivables

        Trade receivable balances are carried at realisable value.

        Changes in the provisions for doubtful accounts made during the year are charged against the profit or loss for the year. Receivables from subscribers, which cannot be recovered, are written off and charged against the allowance for doubtful accounts, after all the necessary legal procedures have been completed and the amount of the loss can be reasonably determined. Recoveries of amounts previously provided for are treated as a reduction to bad debt expense for the year.

        The provision for doubtful receivables is based on management's evaluation of the trade receivables, based on the volume of receivables outstanding, collateral obtained, past experience and general economic conditions.

Property and equipment and related depreciation

        Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis.

        Assets leased under agreements that transfer to the Group substantially all the risks and rewards of ownership are accounted for as finance leases. At the inception of a finance lease agreement, the asset is recorded in property and equipment and a liability is recorded for the capital element of the leasing commitments under short-term and long-term lease obligations. Lease rental payments include a capital element, which is applied to reduce the liability outstanding, and an interest element, which is charged to income. Depreciation on the relevant assets is calculated on a straight-line basis over the shorter of the estimated economic useful life of the asset or the lease term.

        The depreciation periods for property and equipment, which approximate their economic useful lives, are as follows:

Years
Switches and transmission devices	8
Broadcasting equipment	5
Network equipment	8
Computer equipment	4-8
HUB	10
Buildings	25-50
Machinery and equipment	5-10
Furniture and fixtures	4-5
Motor vehicles	4-5
Leasehold improvements	3-5

        Capital improvements, renovation and repairs that extend the life of an asset are capitalised, whilst repairs and maintenance are charged to expense. The cost and accumulated depreciation of property and equipment sold are removed from the accounts and the related gains or losses, if any, are reflected in the statement of income.

Intangible assets

        Intangible assets mainly comprise licenses, acquired customer base, acquired brand names, software and goodwill. Identifiable intangible assets are amortised over 5-20 years.

        Goodwill represents the difference between the acquisition price and the attributable share of Fintur in the fair value of the underlying net assets of the subsidiary acquired. SFAS No. 142, Goodwill and Other Intangible Assets,("SFAS 142") requires the discontinuance of amortisation related to goodwill and indefinite lived intangible assets. These assets are subject to impairment tests at least annually.

Income taxes

        SFAS No. 109, Accounting for Income Taxes, ("SFAS 109") recognises both the current and deferred tax consequences of all transactions that have been recognized in the financial statements, based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Deferred income taxes are provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities in these financial statements and their carrying values for statutory reporting purposes.

        Valuation allowances in respect of deferred tax assets are recorded when it is considered more likely than not that such deferred tax assets will not be realised.

Employment termination benefits

        Employment termination benefits represent the present value of the estimated total provision for probable future obligations of subsidiaries registered in Turkey calculated in accordance with the

Turkish Labor Law. Subsidiaries registered outside of Turkey contribute certain percentages of gross salaries of their employees to social security and insurance funds of the representative countries in which they reside. Such contributions are charged to income when paid.

Revenue and expense recognition

        Revenues from operations principally consist of charges to subscribers for cellular air-time usage, connection fees and roaming charges, sales of hand-sets and periphery equipment, subscription fees from ISP and DTH television program customers, data transmission revenues and Internet advertising.

Continuing operations

Revenues from cellular phone operations

        Revenues from cellular air-time access, usage and roaming charges are recognized as the service is provided. Activation fee revenues and revenues from the sales of SIM cards are deferred and recognised over the estimated customer life. Revenues from sales of handsets and other peripheral equipment are recognized at the time of sale and delivery to the customer.

        Direct expenses of activation and sales of SIM cards are deferred to the extent of deferred revenues. Amounts in excess of deferred revenues are expensed as period costs.

        Deferred revenues comprise the unearned portion of revenue from sales of scratch cards and amounts received from subscribers as advance payment for airtime usage and are included under other current liabilities in the balance sheet.

Discontinued operations

Revenues from ISP operations

        Internet connection revenues are deferred over the estimated customer life. Subscription fees billed in advance are recognised monthly as service is provided. Internet advertising revenue is recognized as service is provided.

        Direct expenses of customer connections are deferred to the extent of deferred revenues. Amounts in excess of deferred revenues are expensed as period costs.

        The amounts received from subscribers as advance payment for Internet access services are included under liabilities of discontinued operations in the balance sheet.

Revenues from DTH television operations

        Connection fees for DTH television program customers are recognised at the time of activation of the subscription to the extent of direct selling costs. Connection fees in excess of direct selling costs, if any, are deferred and recognised over the estimated customer life. Subscription fees are recognised as service is provided.

Other revenues

        Data transmission revenues are recorded as service is provided.

Impairment of long-lived assets

        The Group assesses the impairment of its long-lived assets and intangibles whenever facts or circumstances indicate the carrying amounts may not be recoverable in accordance with SFAS 142 and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144").

        The Group compares the carrying value of such assets to the estimated future undiscounted cash flows attributable to such assets. If the sum of the expected cash flows (undiscounted and without finance charges) is less than the carrying amount of the asset, the Group recognizes an impairment loss on the asset. In that event, a loss is recognized for the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined by quoted market prices in active markets, if available, or by using the anticipated cash flows discounted at a rate commensurate with the risks involved.

        The long-lived assets to be sold are classified as held for sale when all of the following conditions are met; when the management commits to a plan to sell them; when they are available for immediate sale in their present condition; when an active program to complete the plan to sell the assets has been initiated; when the sale of the long-lived assets is probable within one year; when they are actively marketed at a price that is reasonable in relation to their current fair value and when actions required to complete the plan indicate that there is no likelihood of the plan being significantly changes or withdrawn. The long-lived assets to be disposed of by sale and classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell.

Comprehensive loss

        Comprehensive loss encompasses all changes in shareholders' equity, including net loss and changes directly to equity such as foreign currency translation adjustments.

Fair value of financial instruments

        The estimated fair values of financial instruments have been determined by the Group using available market information and appropriate valuation methodologies. However, judgment is required to interpret market data to estimate the fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange.

        The fair values of cash and cash equivalents and other monetary assets approximate their respective carrying values due to their short-term nature.

        The carrying values of trade receivables along with the related allowances for uncollectability also approximate fair values due to their short-term nature.

        The fair values of short-term funds borrowed and other current monetary liabilities approximate their respective carrying values due to their short-term nature.

        The fair value of long-term borrowing also approximates carrying value, as management believes the related interest rates approximate the interest rates of new borrowing available to the Group at 31 December 2002.

Advertising cost

        Costs incurred for advertising and promotions are expensed when incurred.

Comparatives

        Where necessary, comparative figures have been adjusted to conform with changes in the current year.

Use of estimates

        The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and operating costs during the reporting period. The most significant estimates relate to the estimates of customer life for recognition of deferred revenue, depreciable lives of property and equipment, amortisation lives for licenses and other intangible assets, the allowance for doubtful accounts and deferred taxation. Actual results may differ from these estimates.

Recent Accounting Developments

        Effective from 1 January 2002, Fintur adopted SFAS No. 141, Business Combinations("SFAS 141") which supersedes APB Opinion No. 16, Business Combinations. SFAS 141 requires that purchase method of accounting be used for business combinations initiated after 30 June 2001 and eliminates the pooling-of-interests method. In addition, SFAS 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain. The adoption of SFAS 141 did not changed the method of accounting used in previous business combinations and did not have a material impact on the consolidated financial statements of Fintur.

        Effective from 1 January 2002, Fintur adopted SFAS 142, with certain provisions applied to acquisitions initiated subsequent to 30 June 2001. SFAS 142 supersedes APB Opinion No. 17 Intangible Assets and requires, among other things, the discontinuance of amortisation related to goodwill and indefinite lived intangible assets. These assets are then subject to an impairment test at least annually. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, and reclassification of certain intangibles out of previously reported goodwill.

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143") which is effective for fiscal years beginning after 15 June 2002. SFAS 143 requires, among other things, that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are then capitalized as part of the carrying amount of the long-lived asset. SFAS 143 will be adopted no later than 1 January 2003. Management does not expect the adoption of SFAS 143 to have a material impact on its consolidated financial statements.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). This statement eliminates the current requirement that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent, in accordance with the current GAAP criteria for extraordinary classification. In addition, SFAS 145 eliminates an inconsistency in lease accounting by requiring that modifications of capital leases that result in reclassification as operating leases be accounted for consistent with sale-leaseback accounting rules. The statement also contains other nonsubstantive corrections to authoritative accounting literature. The changes related to debt extinguishments will be effective for fiscal years beginning after 15 May 2002, and the changes related to lease accounting will be effective for transactions occurring after 15 May 2002. Adoption of this standard will not have any immediate effect on Fintur's consolidated financial statements. Fintur will apply this guidance prospectively.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"), which addresses accounting for restructuring and similar costs. SFAS 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (EITF) Issue No. 94-3. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a company's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring expenses as well as the amount recognized. Fintur will adopt the provisions of SFAS 146 for restructuring activities initiated after 31 December 2002.

        In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions—an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9 ("SFAS 147"). This statement removes acquisitions of financial institutions from the scope of SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS 141 and SFAS 142. In addition, this statement amends SFAS 144 to include in its scope long-term customer-relationship intangible assets of financial institutions. The changes related to the application of the purchase method of accounting is effective for acquisitions for which the date of acquisition is on or after 1 October 2002 and the changes related to the accounting for the impairment or disposal of certain long-term customer-relationship intangible assets are effective on 1 October 2002. Management does not expect the adoption of SFAS 147 to have a material impact on its consolidated financial statements.

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN45"). FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after 31 December 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after 15 December 2002. Management does not expect the adoption of FIN 45 to have a material impact on its consolidated financial statements.

        In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after 15 June 2003. Management believes that the adoption of this standard will have no material impact on its consolidated financial statements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure" ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for fiscal years ended after 15 December 2002. Management does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after 31 January 2003. For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after 15 June 2003. Management believes that the adoption of this standard will have no material impact on its consolidated financial statements.

NOTE 5—DISCONTINUED OPERATIONS

        In August 2001, the FASB issued SFAS 144, which is effective for fiscal years beginning after 15 December 2001. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", ("SFAS 121") and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Fintur adopted SFAS 144 as of 1 January 2002.

        On 28 February 2002, the shareholders of Fintur signed a letter of Intent ("LOI") in connection with the sale and restructuring of the Company's GSM business and its High Technology Businesses. In accordance with the LOI, Sonera and Turkcell acquired from the Cukurova Group a 23.24% and 16.45% stake, respectively, in Fintur's GSM business. Concurrently, Sonera and Turkcell sold their interests in Fintur's High Technology Businesses to the Cukurova group of companies. As a result, Fintur continues to have an interest in the GSM businesses including Azertel (including Azercell and

Azeronline), Gurtel (including Geocell), Global, Kcell, Moldcell, Molfintur, Novacell and Fintur International, but no longer has an interest in the High Technology Businesses, namely Superonline, Digital Platform, ETH, Mobicom, Verinet, and Topaz (together referred to as the Disposal Group).

        The net compensations paid by Sonera and Turkcell to the Cukurova group of companies resulting from the Sale Transaction explained above was USD115,000 and USD71,000, respectively.

        On 21 August 2002, the Sale Transaction was completed as all conditions related to the finalisation of the Sale Transaction had been fulfilled. Accordingly, the holdings of Sonera and Turkcell in Fintur increased to 58.55% and 41.45%, respectively.

        The gain from the disposal of the High Technology Businesses is as follows:

Sale proceeds	3,789
Less: Net assets disposed as of 21 August 2002	(61,008)
Less: Goodwill related to the Disposal Group-net	33,794

Gain from the disposal of the High Technology Businesses	31,003

The breakdown of net assets of the Disposal Group is as follows:
Current assets	106,600
Non-current assets	365,938
Current liabilities	(447,197)
Non-current liabilities	(86,556)
Minority interests	207

Net assets disposed as of 21 August 2002	(61,008)

        Upon the signing of the LOI, Fintur classified the subsidiaries in the High Technology Businesses as held for sale and measured them at the lower of their carrying amount or fair value less cost to sell. An impairment charge in the amount of USD11,585 was recognized in Fintur's consolidated financial statements for the year ended 31 December 2002. The assets and liabilities of the High Technology Businesses were presented in these financial statements as assets held for sale and liabilities of discontinued operations, respectively. The long-lived assets ceased to be depreciated or amortised after 28 February 2002, which reduced the amortisation charge for the year ended 31 December 2002 by USD3,825.

        The loss from discontinued operations during the period ended by the closing of Sale Transaction and for the year ended 31 December 2001 are as follows:

	2002	2001
Results of the discontinued operations for the period	(94,105)	(195,588)
Other comprehensive loss from discontinued operations	(67)	—
Income tax charge	—	(292)
Impairment charge for the period	(11,585)	—
Gain on sale of the High Technology Businesses	31,003	—

Loss from discontinued operations—total	(74,754)	(195,880)

        The losses from discontinued operations by the business segments from 1 January 2002 to the sale date, 21 August 2002, and for the year ended 31 December 2001, were as follows:

	2002					2001
	Multimedia	Data transmission	ISP	PSTN	Total	Multimedia	Data transmission	ISP	PSTN	Total
Net sales	103,890	1,907	22,521	31,011	159,329	97,210	2,973	26,613	25,849	152,645
Cost of sales	(110,891)	(1,380)	(14,293)	(26,362)	(152,926)	(158,821)	(2,352)	(19,045)	(27,903)	(208,121)

Gross profit/(loss)	(7,001)	527	8,228	4,649	6,403	(61,611)	621	7,568	(2,054)	(55,476)
General administrative expenses	(4,584)	(44)	(1,768)	(3,058)	(9,454)	(8,269)	(112)	(2,733)	(4,222)	(15,336)
Selling and marketing expenses	(13,614)	—	(3,925)	(1,405)	(18,944)	(15,776)	(10)	(5,451)	(4,253)	(25,490)
Depreciation and amortisation expenses	(26,367)	(1,515)	(7,086)	(1,643)	(36,611)	(33,300)	(8,723)	(28,243)	(3,243)	(73,509)

Operating loss	(51,566)	(1,032)	(4,551)	(1,457)	(58,606)	(118,956)	(8,224)	(28,859)	(13,772)	(169,811)
Other income/(expenses),—net	(924)	20	(3,143)	359	(3,688)	9,347	(52)	1,575	(415)	10,455
Financial income/(expenses),—net	(27,412)	(62)	(4,589)	57	(32,006)	(27,561)	174	(11,916)	(366)	(39,669)

Loss before taxation on income and minority interests	(79,902)	(1,074)	(12,283)	(1,041)	(94,300)	(137,170)	(8,102)	(39,200)	(14,553)	(199,025)
Taxes on income	—	—	—	—	—	—	—	(292)	—	(292)
Loss before minority interests	(79,902)	(1,074)	(12,283)	(1,041)	(94,300)	(137,170)	(8,102)	(39,492)	(14,553)	(199,317)

Minority interests	—	—	—	195	195	—	1	—	3,436	3,437

Net loss from discontinued operations for the period	(79,902)	(1,074)	(12,283)	(846)	(94,105)	(137,170)	(8,101)	(39,492)	(11,117)	(195,880)

        At 31 December 2001, the details of the assets and liabilities of the Disposal Group were as follows:

	Notes	31 December 2001
Current assets:
Cash and cash equivalents	7	9,109
Restricted cash	7	1,495
Trade receivables		19,140
Due from related parties	8	27,084
Inventories		7,268
Other current assets	9	12,354

Total current assets		76,450

Non-current assets:
Investments	10	17,220
Associates	11	1,680
Property and equipment,—net	12	196,729
Intangible assets,—net	13	198,660
Other non-current assets		23,535

Total non-current assets		437,824

Assets held for sale		514,274

Current liabilities:
Short-term bank borrowings	14	153,332
Trade payables	15	82,728
Due to related parties	8	32,832
Other current liabilities	16	45,126
Short-term lease obligations		6,581

Total current liabilities		320,599

Non-current liabilities:
Long-term bank borrowings	14	97,546
Other non-current liabilities		231
Long-term lease obligations		1,659

Total non-current liabilities		99,436

Total liabilities		420,035

Minority interests		11

Total liabilities and minority interests of the Disposal Group		420,046

NOTE 6—SEGMENT INFORMATION

        Management previously organised its business on the basis of products and services. Therefore, the segment information was based on strategic business units that offer different services such as GSM, multimedia, ISP, PSTN and data transmission. As explained in Note 5, upon the finalisation of the Sale Transaction on 21 August 2002, Fintur no longer has an interest in the High Technology Businesses and has only one reportable segment, namely GSM business.

A) Geographic Information as at 31 December 2002 and 2001

        The geographic information as at 31 December 2002 and 2001 for the continuing operations is as follows:

31 December 2002	Kazakhstan	Azerbaijan	Georgia	Moldova	Other	Total
Property and equipment—net	80,117	114,564	41,026	21,189	30	256,926
Intangible assets—net	56,621	13,608	22,628	8,117	42	101,016
Other non current assets	—	—	—	3,493	6	3,499
Deferred tax assets	—	604	963	—	—	1,567

Total long-lived assets	136,738	128,776	64,617	32,799	78	363,008

External revenues	113,771	96,739	20,869	8,215	59	239,653

31 December 2001	Kazakhstan	Azerbaijan	Georgia	Moldova	Other	Total
Property and equipment—net	63,007	108,635	32,870	21,822	—	226,334
Intangible assets—net	62,189	14,997	25,205	8,916	—	111,307
Other non current assets	—	—	—	3,413	72	3,485
Deferred tax assets	—	2,335	688	—	—	3,023

Total long-lived assets	125,196	125,967	58,763	34,151	72	344,149

External revenues	74,907	75,360	18,410	5,650	—	174,327

B) Segment Analysis For The Year Ended 31 December 2002

	Kazakhstan	Azerbaijan	Moldova	Georgia	Other	Consolidation adjustments	Total
Net sales	113,867	96,899	8,216	20,883	60	(272)	239,653

Cost of sales	(33,628)	(27,444)	(3,410)	(8,660)	—	247	(72,895)
General administrative expenses	(6,818)	(4,909)	(1,818)	(4,262)	(5,395)	2,197	(21,005)
Selling and marketing expenses	(6,889)	(8,668)	(1,788)	(3,676)	—	11	(21,010)
Depreciation and amortisation expenses	(16,255)	(16,938)	(4,284)	(10,376)	(2)	—	(47,855)

Operating profit/(loss)	50,277	38,940	(3,084)	(6,091)	(5,337)	2,183	76,888

Other income/(expense),—net	(386)	2	29	(684)	3,060	(4,044)	(2,023)
Financial income/(expense),—net	(6,997)	(4,926)	(3,137)	(3,306)	1,047	(57)	(17,376)

Income/(loss) before taxation on income and minority interests	42,894	34,016	(6,192)	(10,081)	(1,230)	(1,918)	57,489
Taxation on income	706	(14,563)	—	714	(48)	—	(13,191)

Income/(loss) before minority interest	43,600	19,453	(6,192)	(9,367)	(1,278)	(1,918)	44,298
Minority interests	—	—	—	—	—	(32,262)	(32,262)

Income/(loss) from continuing operations	43,600	19,453	(6,192)	(9,367)	(1,278)	(34,180)	12,036
Loss from discontinued operations	—	—	—	—	—	(74,754)	(74,754)

Net income/(loss) for the year	43,600	19,453	(6,192)	(9,367)	(1,278)	(108,934)	(62,718)
Foreign currency translation adjustment	(1,187)	(2,395)	—	(362)	—	1,752	(2,192)

Comprehensive income/(loss)	42,413	17,058	(6,192)	(9,729)	(1,278)	(107,182)	(64,910)

B) Segment Analysis For The Year Ended 31 December 2001

	Kazakhstan	Azerbaijan	Moldova	Georgia	Other	Consolidation adjustments	Total
Net sales	75,013	75,424	5,650	18,462	179	(401)	174,327

Cost of sales	(29,166)	(17,813)	(1,678)	(6,714)	—	222	(55,149)
General administrative expenses	(3,897)	(7,734)	(3,352)	(9,311)	(3,929)	—	(28,223)
Selling and marketing expenses	(7,666)	(6,746)	(1,890)	(3,375)	—	—	(19,677)
Depreciation and amortisation expenses	(11,128)	(14,546)	(3,930)	(8,975)	—	—	(38,579)

Operating profit/(loss)	23,156	28,585	(5,200)	(9,913)	(3,750)	(179)	32,699

Other income/(expense),—net	(631)	(738)	51	(1,734)	7	(4,029)	(7,074)
Financial income/(expense),—net	(10,968)	(5,099)	(3,198)	(4,264)	4,403	(11)	(19,137)

Income/(loss) before taxation on income and minority interests	11,557	22,748	(8,347)	(15,911)	660	(4,219)	6,488
Taxation on income	(3,224)	1,795	—	482	(140)	—	(1,087)

Income/(loss) before minority interest	8,333	24,543	(8,347)	(15,429)	520	(4,219)	5,401
Minority interests	—	374	—	—	—	(14,555)	(14,181)

Income/(loss) from continuing operations	8,333	24,917	(8,347)	(15,429)	520	(18,774)	(8,780)
Loss from discontinued operations	—	—	—	—	—	(195,979)	(195,979)

Net income/(loss) for the year	8,333	24,917	(8,347)	(15,429)	520	(214,753)	(204,759)
Foreign currency translation adjustment	(2,177)	(3,730)	—	(218)	—	2,923	(3,202)

Comprehensive income/(loss)	6,156	21,187	(8,347)	(15,647)	520	(211,830)	(207,961)

C) Information about product and services at 31 December 2002 and 2001

31 December 2002	Kazakhstan	Azerbaijan	Georgia	Moldova	Other	Total
Revenues from prepaid card services	31,873	51,422	11,744	4,381	—	99,420
Call out revenues	35,578	21,103	3,576	606	—	60,863
Interconnect revenues	26,142	12,326	2,361	1,008	—	41,837
Monthly fixed fees	9,275	4,158	1,658	519	—	15,610
Roaming revenues	9,789	2,362	832	727	—	13,710
Registration and connection fees	116	3,848	325	575	—	4,864
Other	998	1,520	373	399	59	3,349

External revenues	113,771	96,739	20,869	8,215	59	239,653

31 December 2001	Kazakhstan	Azerbaijan	Georgia	Moldova	Other	Total
Revenues from prepaid card services	14,313	36,373	7,618	2,820	—	61,124
Call out revenues	29,240	18,138	3,909	1,163	—	52,450
Interconnect revenues	17,632	10,270	1,675	567	—	30,144
Monthly fixed fees	7,946	4,590	3,424	119	—	16,079
Roaming revenues	5,124	1,926	769	481	—	8,300
Registration and connection fees	51	2,743	618	356	—	3,768
Other	601	1,320	397	144	—	2,462

External revenues	74,907	75,360	18,410	5,650	—	174,327

NOTE 7—CASH, CASH EQUIVALENTS AND RESTRICTED CASH

        The analysis of cash, cash equivalents and restricted cash at 31 December 2002 and 2001 are as follows:

	2002	2001
		Continuing operations	Discontinued operations	Total
Cash on hand	422	308	9	317
Banks
—demand deposits	12,367	3,705	5,538	9,243
—time deposits	6,080	38	2,745	2,783
—repurchase agreements with banks	—	—	817	817

Cash and cash equivalents	18,869	4,051	9,109	13,160

Restricted cash	5,318	80,270	1,495	81,765

        At 31 December 2002, restricted cash represents the amount of cash deposited by Kcell as a security for covered letter of credit opened in favour of Ericsson Telekomunikasyon A.S. (Turkey) and ORGA Kartensysteme GmbH in the amount of USD5,025 and USD282, respectively. The remaining USD11 represents the amount deposited in a special bank account in order to receive permission for expatriate personnel to work for Kcell in Kazakhstan. This deposit will be available when Kcell ceases to use expatriate personnel in Kazakhstan.

        At 31 December 2001, restricted cash included deposits at Yapi ve Kredi Bankasi A.S. Bahrain Branch amounting to USD80,259 that covered an equivalent amount of cash credit used or to be used by certain subsidiaries. As part of the Sale Transaction the deposits were closed and the funds have been used to repay an outstanding liability to Turkcell. Additionally, restricted cash included demand deposits amounting to USD920 restricted to guarantee the rental payments of various telecommunication agreements, to secure customer credit risk and to secure future rental payments. At 31 December 2001, USD532 was restricted in the favour of Iksir Uluslararasi Elektronik Ticaret Bilgilendirme ve Haberlesme Hizmetleri A.S. ("Ixir"), an internet service provider, for payable to Ixir resulted due to the acquisition of the customer base of Ixir.

        Time deposits are all short-term, maturing within three months.

        At 31 December 2001, repurchase agreements with banks consisted of treasury bills held for resale to banks under reverse repurchase agreements. These were all short-term with periods of less than three months.

NOTE 8—TRANSACTIONS AND BALANCES WITH RELATED COMPANIES AND SHAREHOLDERS

        Amounts due from and due to related parties at 31 December 2002 and 2001 are as follows:

	2002	2001
Due from related companies:		Continuing operations	Discontinued operations	Total
Aztelekom	15,207	11,936	—	11,936
Digital Platform	15,000	—	—	—
Topaz	10,000	—	—
Ministry of Communication of Azerbaijan	8,114	9,525	—	9,525
OAO Kazakhtelecom	4,614	874	—	874
Accent	920	920	—	920
Asli Gazetecilik ve Matbaacilik A.S.	—	—	15,043	15,043
Cukurova Investments N.V.	—	10,263	—	10,263
Aks Televizyon Reklamcilik A.S. ("Aks TV")	—	—	4,296	4,296
Endustri Holding A.S.	—	—	3,251	3,251
Other	215	638	4,494	5,132

Total	54,070	34,156	27,084	61,240

	2002	2001
Due to related companies:		Continuing operations	Discontinued operations	Total
Sonera Corporation	167,531	—	—	—
Turkcell	15,488	84,628	23,273	107,901
Yapi Kredi Finansal Kiralama A.S.	—	—	2,874	2,874
Global Bilgi Pazarlama Danisma ve Cagri Hizmetleri A.S. ("Global Bilgi Pazarlama")	—	—	2,549	2,549
Yapi ve Kredi Bankasi A.S	—	—	1,581	1,581
Other	210	2,063	2,555	4,618

Total	183,229	86,691	32,832	119,523

        Sales and purchases made by Fintur subsidiaries to related parties during the years ended 31 December 2002 and 2001 are as follows:

	2002			2001
Sales:	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
OAO Kazakhtelecom	26,304	—	26,304	17,747	—	17,747
Aztelekom	11,167	—	11,167	9,491	—	9,491
Turkcell	836	7,606	8,442	1,026	5,941	6,967
Yapi ve Kredi Bankasi A.S.	—	1,240	1,240	—	2,540	2,540
Pamukbank T.A.S.	—	235	235	—	1,356	1,356
Mepas Medya Paz. A.S.	—	112	112	—	1,310	1,310
Aks TV	—	—	—	—	2,179	2,179
Other	197	438	635	—	3,584	3,584

Total	38,504	9,631	48,135	28,264	16,910	45,174

	2002			2001
Purchases:	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
OAO Kazakhtelecom	21,821	—	21,821	18,139	—	18,139
Turkcell	4,349	997	5,346	3,396	5,595	8,991
Global Bilgi Pazarlama	—	4,259	4,259	—	8,614	8,614
Sonera	1,073	—	1,073	—	—	—
Aztelekom	—	—	—	6,238	—	6,238
Other	42	586	628	—	3,708	3,708

Total	27,285	5,842	33,127	27,773	17,917	45,690

        Turkcell and Sonera are shareholders of Fintur. Yapi ve Kredi Bankasi A.S. and Cukurova Investments N.V. were the shareholders of Fintur until the closing of the Sale Transaction and currently have no direct interest in Fintur. The Ministry of Communications of Azerbaijan, Accent and OAO Kazakhtelecom are minority shareholders of Fintur's subsidiaries. Aztelecom is a state-owned company wholly controlled by the Ministry of Communications of Azerbaijan. The remaining companies are controlled by/affiliated with the shareholders or Group companies.

        The non-interest bearing advances given to Topaz and Digital Platform will be repaid back by these companies in ten equal instalments on a quarterly basis.

        Due from Aztelecom resulted from interconnection receivables.

        The amount due from the Ministry of Communications of Azerbaijan resulted from the cancellation of dividend guarantees paid as an advance by Azertel in late 1997 and February 1998. These payments are to be offset against future dividends.

        Transactions with OAO Kazakhtelecom resulted from an interconnection contract providing international and local communication services.

        Accent received a share interest in Moldcell and thereby incurred a debt from Fintur Holdings B.V.. In accordance with the share purchase agreement explained in Note 1, the debt will be offset by the purchase consideration of Fintur to acquire the remaining 23% interest of Moldcell held by Accent.

        At 31 December 2001, due from Asli Gazetecilik ve Matbaacilik A.S. resulted from satellite rent and advertisement services provided and the funds provided for the operational expenses.

        At 31 December 2001, due from Cukurova Investments N.V. represents an advance payment.

        Due from Aks TV resulted from broadcasting equipment and satellite rent and the funds provided for the operational expenses.

        Topaz acted as an intermediary for a loan obtained by Endüstri Holding to finance its infrastructure investments. The receivable from Endüstri Holding was wholly guaranteed by Cukurova Holding A.S.

        At 31 December 2002, due to Sonera Corporation includes the principal and the accrued interest of short-term borrowings amounting to USD166,750 and USD726, respectively, that were partially used to reimburse the existing borrowings obtained from the financial institutions. Interest rates for the borrowings vary between 7.49% and 9.8% for fixed rate loans amounting to USD143,650. Interest rate for the remaining USD23,100 is 3 months LIBOR+5%. At 31 December 2002, the unused line of credit amounted to USD6,500. Additionally, the balance includes a non-interest bearing short-term payable amounting to USD55.

        At 31 December 2002, due to Turkcell includes advance payments made by Turkcell on behalf of Azercell to the Ministry of Communications of the Azerbaijan Republic, regarding the dividend guarantees amounting to USD9,500. The remaining USD5,988 mainly represents amounts payable for the purchase of technical and management support, GSM network equipment, purchase of property and equipment, roaming services rendered and other advances. Additionally, it includes a non-interest bearing short-term payable amounting to USD27 (2001: USD61,580).

        Due to Yapi ve Kredi Finansal Kiralama A.S. resulted from un-paid leasing invoices.

        At 31 December 2001, due to Global Bilgi Pazarlama resulted from call center services rendered.

        At 31 December 2001, due to Yapi ve Kredi Bankasi A.S. resulted from advances received for the services to be rendered in year 2002.

NOTE 9—OTHER CURRENT ASSETS

	2002	2001
		Continuing operations	Discontinued operations	Total
Accrued interest receivable	3,570	2,501	117	2,618
Prepaid taxes and funds	2,931	2,373	131	2,504
Value added tax (VAT) receivable	1,986	2,832	1,548	4,380
Prepaid expenses	1,075	1,642	4,998	6,640
Advances given to suppliers	758	1,309	1,382	2,691
Other	558	1,224	4,178	5,402

	10,878	11,881	12,354	24,235

NOTE 10—INVESTMENTS

        At 31 December 2002, there are no investments in non-marketable securities as they have been disposed of through the finalisation of the Sale Transaction (Note 5).

        Investments in non-marketable securities are stated at cost and the respective interest of Fintur in such investments at 31 December 2001 are as follows:

	31 December 2001
	% share	Amount
Cukurova Sanayi Isletmeleri T.A.S.	1.23	8,738
Basin Yatirim Sanayi ve Ticaret A.S.	16.90	4,670
Yeni Hizmet Radyo TV A.S.	3.00	1,121
Dost Iletisim ve Produksiyon A.S.	3.00	873
Sakarya Kent A.S.	3.02	873
Other	—	945

		17,220

        At 31 December 2001, the investments in non-marketable securities are part of the Disposal Group explained in Note 5 and are reclassified as assets held for sale in these financial statements.

NOTE 11—ASSOCIATES

        At 31 December 2001, Fintur had a 50% interest in Digital Pazarlama, 45% through Gurtel and 5% through Topaz. The investment in Digital Pazarlama was accounted for using the equity method and its carrying value at 31 December 2001 was USD783. On 29 May 2002, Gurtel sold its whole interest in Digital Pazarlama and 4.3% interest in Digital Platform for a total amount of USD3,789.

        At 31 December 2001, Fintur had a 29.57% interest in Mapco through Superonline and Digital Platform. The investment in Mapco was accounted for using the equity method and its carrying value was USD897. The investment in Mapco was classified as assets held for sale at 31 December 2001 and for the period from 1 January 2002 through 21 August 2002, the date of the Sale Transaction (Note 5).

        The Company recognized loss from associates amounting to USD180, during the period ended by the closing of Sale Transaction (2001: USD588).

NOTE 12—PROPERTY AND EQUIPMENT

        At 31 December 2002 and 2001, property and equipment are as follows;

	2002	2001
		Continuing operations	Discontinued operations	Total
Operational property and equipment
Switches and transmission devices	266,768	205,630	6,402	212,032
Broadcasting equipment	—	—	169,478	169,478
Network equipment	23,105	19,801	20,413	40,214
Computer equipment	9,299	8,611	33,344	41,955
Hub	—	—	3,993	3,993

	299,172	234,042	233,630	467,672
Accumulated depreciation	(84,528)	(53,271)	(63,874)	(117,145)

Operational property and equipment—net	214,644	180,771	169,756	350,527

Non-operational property and equipment
Land	3,215	3,283	—	3,283
Buildings	15,234	4,938	380	5,318
Furniture and fixtures	6,306	4,852	6,056	10,908
Motor vehicles	1,376	1,259	996	2,255
Leasehold improvements	3,341	2,456	2,402	4,858

	29,472	16,788	9,834	26,622
Accumulated depreciation	(6,648)	(4,371)	(4,599)	(8,970)

Non-operational property and equipment—net	22,824	12,417	5,235	17,652

Construction in progress	18,595	32,711	1,831	34,542
Advances given for property and equipment	863	435	19,907	20,342

Property and equipment—net	256,926	226,334	196,729	423,063

        At 31 December 2002, the total amount of interest and commission expenses capitalised on property and equipment amounted to USD9,574 (2001: USD11,499 for continuing operations and USD7,856 for discontinued operations).

        At 31 December 2001, the property and equipment of the discontinued operations included the property and equipment capitalised under finance leases amounting to USD16,996, net of accumulated depreciation of USD10,454.

        Due to its capital-intensive nature, the telecommunications industry is subject to physical risks of various kinds and to continuous developments in technology. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings are not predictable with certainty.

NOTE 13—INTANGIBLE ASSETS

        At 31 December 2002 and 2001, the analysis of intangible assets is as follows:

	2002	2001
		Continuing operations	Discontinued operations	Total
License and other rights	130,268	130,904	12,293	143,197
Brand name	—	—	142,905	142,905
Goodwill	—	—	40,058	40,058
Customer base	—	—	30,410	30,410
Computer software	13,427	10,702	11,445	22,147
Other	75	203	7,371	7,574
Accumulated amortisation	(42,754)	(30,502)	(45,822)	(76,324)

Intangible assets—net	101,016	111,307	198,660	309,967

        In conjunction with its acquisitions during 2000, Fintur performed a preliminary allocation of the excess purchase price over net assets acquired, including the excess purchase price for international GSM businesses allocated to the licenses. Due to the complexities in valuing certain intangible assets acquired, Fintur could not complete a final allocation until 2001. Acquired intangible assets at each entity were reviewed and fair valued. When market values were not available, appropriate valuation techniques were used to estimate fair value. According to the final allocation, the brand name, other intangible assets and goodwill increased by USD 94,736, USD 1,790 and USD 967, respectively and the customer base decreased by USD 97,493. The net intangible assets of High Technology Businesses amounting to USD198,660 at 31 December 2001, classified as held for sale upon the signing of the LOI.

        Effective from 1 January 2002, Fintur adopted SFAS142 which requires the discontinuance of amortisation related to goodwill and indefinite lived intangible assets. At 31 December 2001, goodwill with a carrying amount of USD 40,058 and accumulated amortisation of USD 6,264 was related to High Technology Businesses and classified as held for sale upon the signing of the LOI (Note 5). If Fintur had adopted SFAS 142 in 2001, loss from discontinued operations for the year ended 31 December 2001 would have decreased by USD 18,284. All goodwill was written off as a result of the completion of the Sale Transaction.

        The weighted average useful life of intangible assets is 12.9 years.

        The estimated aggregate amortization expense for the following five years are as follows:

2003	13,685
2004	13,685
2005	13,685
2006	13,579
2007	13,579

68,213

NOTE 14—BANK BORROWINGS

        Bank borrowings at 31 December 2002 are as follows;

Short-term borrowings	Amount	Effective interest rate per annum %	Weighted average interest rate per annum %
Borrowings in USD	181	18.00%	18.00%

Total short-term borrowings	181

        Bank borrowings at 31 December 2001 are as follows;

	Continuing operations				Discontinued operations
Short-term borrowings	Amount	Effective interest rate per annum %		Weighted average interest rate per annum %	Amount	Effective interest rate per annum %	Weighted average interest rate per annum %	Total Amount
Borrowings in USD	33,497	4.50%-21.75%		11.82%	109,608	6.00%-17.00%	8.19%	143,105
Borrowings in TL	—				9,805	75.00%-82.00%	81.48%	9,805
Borrowings in EURO	—				7,970	5.00%	5.00%	7,970
Borrowing in other currencies	902				—			902

	34,399				127,383			161,782

Short-term installments of long-term borrowings in USD	67,458	(LIBOR+4.50%	)	9.70%	719	5.38%-8.32%	6.34%	68,177
Short-term installments of long-term borrowings in EURO	—				23,603	5.00%-10.00%	6.05%	23,603
Short-term installments of long-term borrowings in DEM	—				1,627	8.00%	8.00%	1,627

Total short-term borrowings	101,857				153,332			255,189

Long-term borrowings
Borrowings in USD	53,241	(LIBOR+4.50%	)	6.78%	21,526	5.20%-14.00%	11.10%	74,767
Borrowings in EURO	—				74,352	5.00%-11.00%	6.32%	74,352
Borrowings in DEM	—				1,668	8.00%	8.00%	1,668

Total long-term borrowings	53,241				97,546			150,787

        At 31 December 2002, there are no guarantee letters given to financial institutions for borrowings (2001: USD61,595). There are no switches, transmission devices, network equipment or buildings pledged as collateral as at 31 December 2002 (2001: USD37,506) (Note 12).

NOTE 15—TRADE PAYABLES

	2002	2001
		Continuing operations	Discontinued operations	Total
Payable for property, equipment and intangible asset purchases	4,884	22,036	18,646	40,682
Fee payable for football licence	—	—	26,938	26,938
Payable for satellite rent	—	—	13,011	13,011
Other	10,047	11,914	24,133	36,047

Total	14,931	33,950	82,728	116,678

NOTE 16—OTHER CURRENT LIABILITIES

	2002	2001
		Continuing operations	Discontinued operations	Total
Deferred revenue	8,851	6,374	11,633	18,007
Taxes and funds payable	5,326	5,973	1,711	7,684
Deposits received from subscribers	4,012	3,330	—	3,330
Accrued interest on borrowings	733	9,882	24,212	34,094
Expense accruals	121	—	6,729	6,729
Other	1,509	3,428	841	4,269

Total	20,552	28,987	45,126	74,113

NOTE 17—TAXES ON INCOME

        The change in the taxes payable during the year ended 31 December 2002 is as follows:

1 January 2002	141
Taxes on income	5,813
Prepaid taxes	(3,351)
Effects of exchange rate differences	10

31 December 2002	2,613

        Prepaid taxes amounting to USD 1,856 was included in other current assets at 31 December 2001.

        The taxation on income for the years ended 31 December 2002 and 2001 are summarised as follows:

	2002	2001
Provision for taxes per accompanying consolidated statements of income
—Current	(5,813)	(456)
—Deferred	(7,378)	(631)

	(13,191)	(1,087)

        Dutch tax legislation does not permit a Dutch parent company and its foreign subsidiaries to file a consolidated Dutch tax return. Dutch resident companies are taxed on their worldwide income for corporate income tax purposes at a statutory rate of 34.5%. No further taxes are payable on this profit unless the profit is distributed.

        If certain conditions are met, income derived from foreign subsidiaries is tax exempt in the Netherlands under the rules of the Dutch "participation exemption". However, certain costs such as acquisition costs and interest on loans related to foreign qualifying participations are not deductible for Dutch corporate income tax purposes, unless those costs are attributable to Dutch taxable income.

        When income derived by a Dutch company is subject to taxation in the Netherlands as well as in other countries, generally avoidance of double taxation can be obtained under the extensive Dutch tax treaty network or Dutch domestic law.

        Dividend distributions are subject to 25% Dutch withholding tax. However, under the Netherlands' extensive tax treaty network, this rate can, in many cases, be significantly reduced if certain conditions are met.

        For subsidiaries, local commercial and tax legislation contains provisions that may imply more than one treatment for a transaction. Thus, Management's judgment of the companies' business activities and transactions may not coincide with the interpretation of the tax authorities. In the event that a particular transaction is challenged by the tax authorities the Subsidiaries may incur penalties and taxes on present and past transactions. Management believes that the financial statements adequately reflect the tax liabilities of the subsidiaries.

        Fintur recognises deferred tax assets and liabilities based upon temporary differences arising between their financial statements as reported under US GAAP and their statutory tax financial statements. These differences usually result in the recognition of revenue and expenses in different reporting periods. The breakdown of deferred tax assets/(liabilities) provided at 31 December 2002 and 2001, using the enacted tax rates, were as follows:

	Deferred tax assets/(liabilities) 2002	Deferred tax assets/(liabilities) 2001
		Continuing operations	Discontinued operations
Deferred tax assets:
Tax loss carryforwards	4,469	3,847	63,234
Expense accruals	1,936	823	3,562
Provision for doubtful receivables	1,097	1,291	248
Deferred revenue	842	808	3,233
Difference between the tax base and the carrying value of property and equipment and intangible assets	466	1,346	28,576
Carry forward investment incentive allowances	—	—	21,813
Obligations under capital lease	—	—	2,428
Provision for employment termination benefit	—	—	76
Other	105	410	1,793

Deferred tax assets	8,915	8,525	124,963
Deferred tax liabilities:
Difference between the tax base and the carrying value of property and equipment	(14,940)	(9,083)	(9,296)
Capitalised expenses	(1,094)	—	—
Income accruals	(29)	(143)	(616)
Other	(257)	(1,560)	—

Deferred tax liabilities	(16,320)	(10,786)	(9,912)
Net deferred tax asset/(liability)	(7,405)	(2,261)	115,051

Less: valuation allowance	(5,600)	(4,072)	(115,051)

Deferred tax liability	(13,005)	(6,333)	—

        The current and non-current distinction of the deferred taxes at 31 December 2002 and 2001 is as follows:

	2002	2001
		Continuing operations	Discontinued operations	Total
Deferred tax assets:
Current	2,879	1,655	—	1,655
Non-current	6,036	6,870	—	6,870
Less: Valuation allowance	(5,600)	(4,072)	—	(4,072)

Total deferred tax assets—net	3,315	4,453	—	4,453

Deferred tax liabilities:
Current	4,515	114	—	114
Non-current	11,805	10,672	—	10,672

Total deferred tax liabilities,—net	16,320	10,786	—	10,786

        At 31 December 2002, valuation allowance of USD4,469 (2001: USD3,847) is provided for non-current deferred tax assets.

        At 31 December 2002, the income/(loss) before taxation on income and minority interest from domestic and foreign operations are as follows:

	2002	2001
Loss before taxation on income and minority interests—domestic	(2,083)	5,178
Income before taxation on income and minority interests—foreign	59,572	1,310

Income before taxation on income and minority interests	57,489	6,488

        At 31 December 2002 and 2001, the reconciliation between the expected tax expense computed by applying the enacted tax rate of 34.5% and the taxes on income is as follows:

	2002	2001
Expected tax expense	(20,121)	(2,271)
Statutory tax holidays	13,901	10,740
Valuation allowance on deferred taxation	(5,600)	(4,072)
Changes in investment incentive utilization rates	(4,441)	—
Non-taxable permanent differences	4,280	1,648
Effects of different tax rates	3,197	(393)
Non-deductible amortization expense of goodwill and intangible assets	(2,485)	(1,996)
Non-deductible expenses	(1,314)	(4,387)
Other	(608)	(356)

Taxes on income	(13,191)	(1,087)

NOTE 18—SHARE CAPITAL

        The composition of the share capital at 31 December 2002 and 2001 is as follows:

	2002		2001
	Share (%)	USD	Share (%)	USD
Sonera Holding B.V.	59	291,300	35	175,675
Turkcell	41	206,223	25	124,381
Yapi ve Kredi Bankasi A.S.	—	—	14	69,985
Cukurova Holding A.S.	—	—	13	63,036
Cukurova Investments N.V.	—	—	8	37,713
Yapi Kredi Holding B.V.	—	—	5	26,733

	100	497,523	100	497,523
Advance capital payments		40,595		40,595

		538,118		538,118

        On 8 June 2001, Fintur issued a capital call to existing shareholders. Sonera Holding B.V. and Turkcell, two of the shareholders, paid USD23,284 and USD17,311, respectively, as advance capital payments for the new shares to be issued by Fintur.

NOTE 19—MINORITY INTERESTS

        Changes in minority interests during the years ended 31 December 2002 and 2001 are as follows:

	2002	2001
Balance at 1 January	57,385	40,055
Allocation of current period profit	32,262	14,181
Effect of structure change	—	6,106
Allocation of foreign currency translation adjustment	(1,491)	(2,957)
Dividends distributed	(515)	—

Balance at 31 December	87,641	57,385

NOTE 20—FINANCIAL EXPENSE—NET

        Financial income and expenses for the years ended 31 December 2002 and 2001 are as follows:

	2002	2001
Interest expense on borrowings	(14,560)	(18,410)
Foreign currency transaction loss—net	(5,824)	(4,179)
Interest income	2,809	5,485
Foreign currency translation loss—net	199	(2,006)
Other—net	—	(27)

	(17,376)	(19,137)

NOTE 21—COMMITMENTS AND CONTINGENT LIABILITIES

Contracts

        A contract made on 18 August 1999 between Kcell and the Agency on Investment of the Republic of Kazakhstan requires Kcell to purchase telecommunications equipment for USD253,600 over 10 years, and to provide 677 jobs over the same period. Under the final terms of the contract, Kcell was granted a tax holiday for a five-year period which ends on 1 August 2004. As of 31 December 2002, Kcell purchased telecommunications equipment amounting to USD100,800 out of planned to date investment commitments of USD143,700 and provided 265 jobs out of planned to date of 414 jobs. On 14 March 2003, the contract was amended to increase the investment commitment from USD253,600 to USD302,500 and to change the tax holiday period to a period of five years starting from the time Kcell declared the first taxable income. The first period in which Kcell declared taxable income was the year ended 31 December 2001.

        Kcell additionally has a contract with the Ministry of Transportation and Communications (the "Ministry"), whereby the Ministry was required to provide Kcell with the 7.5 MHz frequency as stipulated in the license. To date, Kcell has only received access rights to the 5 MHz frequency and consequently, Kcell claims that the Ministry has not fulfilled its obligations under the contract. In April 2002, the Astana City Court issued a resolution over this matter under which the Company's claim against the Ministry was rejected. However management of Kcell intends to pursue further steps to remedy the situation.

Legal proceedings

        Some of the Subsidiaries are party to certain legal proceedings arising in the ordinary course of business. In Management's opinion, there are no current legal proceedings or other claims outstanding which upon final disposition, will have a material adverse effect on the financial position, results of operation or liquidity of Fintur.

Operating leases

        Fintur leases operational and non-operational property and equipment under various non-cancellable operating and finance leases. Future minimum commitments under operating leases at 31 December 2002 are as follows:

Less than 1 year	251
Over 1 year	387

Minimum future lease payments	638

        Total rental expenses for operating leases for the year ended 31 December 2002 was USD1,037 for continuing operations and USD21,998 for discontinued operations (2001: USD985 for continuing operations and USD21,998 for discontinued operations).

        Commitments and contingencies from which the management does not anticipate any significant losses or liabilities are summarized below:

	2002	2001
		Continuing operations	Discontinued operations	Total
Letters of guarantee given	4,924	144,803	45,497	190,300
Letters of guarantee received	—	—	10,171	10,171

        The guarantees provided by Fintur in favour of the subsidiaries in High Technology Businesses amounting to USD124,000 were released in line with the terms of the Sale Transaction.

QuickLinks

TABLE OF CONTENTS
INTRODUCTION
FORWARD-LOOKING STATEMENTS
ITEM 1. IDENTITY OF BOARD MEMBERS, SENIOR MANAGEMENT AND ADVISORS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
ITEM 4. INFORMATION ON THE COMPANY
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6. BOARD MEMBERS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16. [RESERVED]
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
CERTIFICATIONS
Index to Financial Statements
Independent Auditors' Report
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2001 AND 2002 (In thousands, except share data)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (In thousands, except share data)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (In thousands)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31. 2000. 2001 AND 2002 (In thousands, except share data)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2002 AND FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Amounts in thousands of US Dollar unless otherwise stated except share amounts)
FINTUR HOLDINGS B.V. CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2002 AND 2001 (Amounts expressed in thousands of US dollars unless otherwise indicated)
FINTUR HOLDINGS B.V. CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2002 AND 2001 (Amounts expressed in thousands of US dollars unless otherwise indicated)
FINTUR HOLDINGS B.V. CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001 (Amounts expressed in thousands of US dollars unless otherwise indicated)
FINTUR HOLDINGS B.V. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001 (Amounts expressed in thousands of US dollars unless otherwise indicated)
FINTUR HOLDINGS B.V. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001 (Amounts expressed in thousands of US dollars unless otherwise indicated)