Form 20-F
period 2003-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2004-06-30
CIK 1071321

Use these links to rapidly review the document
TABLE OF CONTENTS
Index to Financial Statements

As filed with the Securities and Exchange Commission on June 30, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2003
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

Exhibit 12.1—CERTIFICATION
Exhibit 12.2—CERTIFICATION
Exhibit 13.1—CERTIFICATION

INTRODUCTION

        This is the annual report for 2003 for Turkcell Iletisim Hizmetleri A.S., a joint stock company organized and existing under the laws of the Republic of Turkey. The terms "we," "us," "our" and similar terms refer to Turkcell, its predecessors and its consolidated subsidiaries except as the context otherwise requires.

        Our financial information included in this annual report has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. We have presented this information in accordance with US GAAP even though we maintain our books of account and prepare our statutory financial statements in Turkish Lira in accordance with Turkish Accounting Principles promulgated under the Turkish Commercial Code and Turkish tax legislation because US and international investors are generally unfamiliar with Turkish Accounting Principles. Historically, our statutory financial statements are presented on a historical cost basis and have not been adjusted to account for the effects of inflation (except for the revaluation of fixed assets other than real property), however, beginning January 1, 2004 our statutory financial statements will be adjusted for the effects of inflation. Our statutory financial statements are not consolidated with the financial statements of our subsidiaries. The consolidated financial statements as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, included herein have been audited by KPMG Cevdet Suner Denetim ve Yeminli Mali Musavirlik A.S., or KPMG, our independent accountants in Turkey.

        Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not total exactly. In this annual report, references to "TL" and "Turkish Lira" are to Turkish Lira and references to "$" and "US dollars" are to US dollars. Except as otherwise noted, all interest rates are on a per annum basis. In this annual report, references to "Turkey" or the "Republic" are to the Republic of Turkey.

FORWARD-LOOKING STATEMENTS

        This annual report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this annual report, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue."

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

ITEM 1.    IDENTITY OF BOARD MEMBERS, SENIOR MANAGEMENT AND ADVISORS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

3A.    Selected Financial Data

        The financial information included in this annual report has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. We have presented this information in accordance with US GAAP even though we maintain our books of account and prepare our statutory financial statements in Turkish Lira in accordance with Turkish Accounting Principles promulgated under the Turkish Commercial Code and Turkish tax legislation because US and international investors are generally unfamiliar with Turkish Accounting Principles. Historically, our statutory financial statements have been presented on a historical cost basis and have not been adjusted to account for the effects of inflation (except for the revaluation of fixed assets other than real property), however, beginning January 1, 2004, our statutory financial statements will be adjusted for the effects of inflation. Our statutory financial statements are not consolidated with the financial statements of our subsidiaries.

        The following table presents our selected financial data as of and for each of the years in the five-year period ended December 31, 2003. We have derived the selected consolidated financial data set forth below as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, from our audited consolidated financial statements and the notes thereto, which were prepared in accordance with US GAAP and audited by KPMG, our independent accountants in Turkey.

        You should read the following information in conjunction with "Item 5. Operating and Financial Review and Prospects," our consolidated financial statements as of December 31, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003, the related notes and the independent auditors' report appearing elsewhere in this annual report.

        We adopted EITF 01-09 on January 1, 2002. As a result of the application of EITF 01-09 to prior periods, certain figures provided in the table below will differ from those provided previously. See "Item 5A. Operating Results—Year Ended December 31, 2002 Compared to Year Ended December 31, 2001—Revenues" for more information on EITF 01-09.

        The information appearing under the captions "Other Financial Data" and "Operating Results" is not audited.

	Year ended December 31,
	1999(1)	2000(1)	2001(1)	2002	2003
	$	$	$	$	$
	(in millions, except number of shares, per share and margin data)
Consolidated Statement of Operations Data
Revenues
Communication fees	1,263.7	1,834.6	1,598.2	1,911.0	2,143.6
Monthly fixed fees	186.8	214.5	83.8	40.9	41.1
Subscription fees(2)	3.4	0.1	—	—	—
SIM card sales	3.4	6.3	12.0	13.3	24.4
Call center revenues	—	6.4	7.7	7.9	7.4
Other	—	2.0	0.5	0.8	2.7

Total revenues	1,457.3	2,063.9	1,702.2	1,973.9	2,219.2
Direct cost of revenues(3)	(679.4)	(1,197.1)	(1,173.7)	(1,366.9)	(1,613.2)

Gross profit	777.9	866.8	528.5	607.0	606.0
General and administrative expenses	(103.7)	(187.9)	(130.7)	(104.5)	(137.2)
Selling and marketing expenses	(100.2)	(253.3)	(180.5)	(223.5)	(294.6)

Income from operations	574.0	425.6	217.3	278.9	174.2
Income (loss) from related parties, net	1.3	2.5	2.5	(0.2)	3.7
Net interest expense	(111.3)	(156.5)	(207.8)	(206.8)	(366.3)
Other income (expense), net	3.1	9.7	(5.2)	13.6	6.2
Gain on sale of participations	—	44.2	—	—	—
Equity in net income (loss) of unconsolidated investees(4)	(8.2)	(31.6)	(51.3)	(20.4)	18.9
Minority interest	0.2	(0.3)	0.4	0.3	3.6
Translation loss	(98.3)	(22.0)	(151.5)	(18.0)	(102.4)

Income (loss) before taxes	360.8	271.6	(195.6)	47.4	(262.1)
Income tax benefit (expense)	8.3	(43.7)	8.8	—	477.3

Net income (loss)	369.1	227.9	(186.8)	47.4	215.2

Net income (loss) per share(5)	0.00083	0.00051	(0.00040)	0.00009	0.00043
Other Financial Data
Gross margin(6)	53.4%	42.0%	31.0%	30.8%	27.3%
EBITDA(7)	644.9	822.4	503.4	761.3	643.0
Capital expenditures	973.5	976.8	108.3	71.2	172.9
Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	248.7	363.4	243.1	394.1	582.7
Total assets	2,851.3	3,884.9	3,536.0	3,233.5	3,867.3
Dividends declared(8)	—	—	—	—	165.3
Long-term debt(9)	1,288.9	1,635.1	1,246.0	925.0	522.2
Total debt	1,670.7	2,083.8	1,637.8	1,308.2	630.2
Total liabilities	2,031.3	2,590.1	2,250.8	1,903.0	2,320.0
Capital stock	211.0	458.2	636.1	636.1	636.1
Total shareholders' equity/net assets	820.0	1,294.8	1,285.2	1,330.5	1,547.3
Number of shares	442,110,371,918	443,740,603,721	470,348,717,330	500,000,000,000	500,000,000,000
Consolidated Cash Flow Information
Net cash provided by operating activities	389.5	348.0	288.7	608.8	1,041.3
Net cash used in investing activities	(984.4)	(981.5)	(159.9)	(141.9)	(198.9)
Net cash provided by (used in) financing activities	749.6	748.2	(249.0)	(315.9)	(653.8)

(1)
We adopted EITF 01-09 "Accounting for Consideration Given to a Customer or a Retailer of the Vendor's Products" on January 1, 2002. As a result of applying the provisions of EITF 01-09, our revenues, gross profit, and selling and marketing expenses were each reduced by $123.5 million, $161.0 million and $84.7 million for the years ended December 31, 1999, 2000 and 2001, respectively. The adoption of EITF 01-09 had no impact on operating income, net income (loss) or earnings (loss)

  per share. As a result of the application of EITF 01-09 to prior periods, certain figures provided in this document will differ from figures provided previously.

(2)
Beginning March 1, 2000, we stopped charging subscription fees to new subscribers. Subscription fees consisted of a one-time nonrefundable fee charged when a new subscriber initially contracted with us for the provision of GSM network services.

(3)
Direct cost of revenues includes ongoing license fee payments, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses, roaming charges and interconnection fees.

(4)
Historically, equity in net income (loss) of unconsolidated investees has represented income (loss) from unconsolidated operations outside Turkey. Currently this includes primarily the income (loss) from Fintur Holdings B.V. of which we own 41.45%. Fintur currently holds all of our International GSM investments other than our Northern Cyprus operations. During 2002, Fintur restructured its two business divisions, the international GSM businesses and the technology businesses. As part of the restructuring, we acquired 16.45% of Fintur's international GSM businesses from the Cukurova Group, increasing our ownership interest in that business to 41.45% and Fintur sold its entire interest in its technology businesses to the Cukurova Group. See "Item 4B. Business Overview—International Operations—Fintur."

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

(8)
US$ equivalents of dividends declared, amounting to TL 236,317 billion, are computed by the Turkish Central Bank's TL/US$ exchange rate on June 4, 2004, which is the date our General Assembly has accepted dividend payment.

(9)
Consists of long-term debt and long-term lease obligations.

        The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with US GAAP.

	Year ended December 31,
	1999	2000	2001	2002	2003
	$	$	$	$	$
	(in millions)
EBITDA	644.9	822.4	503.4	761.3	643.0
Minority interest	0.2	(0.3)	0.4	0.3	3.6
Equity in net (income) loss of unconsolidated investees	(8.2)	(31.6)	(51.3)	(20.4)	18.9
Gain on sale of affiliates	—	44.2	—	—	—
Interest expense	(143.1)	(251.2)	(305.1)	(302.3)	(483.6)
Net increase (decrease) in assets and liabilities	(120.3)	(210.9)	39.5	129.7	904.4
Net cash provided by operating activities	389.5	348.0	288.7	608.8	1,041.3

        We believe that EBITDA, a measure commonly used in the telecommunications industry in Europe, can enhance the understanding of our operating results. In addition, until March 2003, when we repaid our 1999 bank facility, our bank facility covenants required us to meet certain financial measures involving EBITDA.

Operating Results

	Year ended or as at December 31,
	1999	2000	2001	2002	2003
Industry Data
Estimated population of Turkey (in millions)(1)	64.8	65.8	66.8	69.7	70.7
Turkcell Data
Number of postpaid subscribers at end of period (in millions)	4.94	5.61	4.64	4.68	4.76
Number of prepaid subscribers at end of period (in millions)	0.52	4.46	7.59	11.05	14.23
Total subscribers at end of period (in millions)	5.46	10.07	12.23	15.73	18.99
Average monthly revenue per user (in $)(2)	32.2	21.3	12.6	11.7	10.6
Postpaid	33.7	27.1	19.7	23.3	24.4
Prepaid	11.6	8.9	6.5	5.9	5.4
Average monthly minutes of use per subscriber(3)	132.9	103.4	63.9	56.2	58.5
Churn(4)	0.1%	6.9%	13.1%	12.9%	14.5%
Number of Turkcell employees at end of period	1,909	2,523	2,241	2,163	2,148
Number of employees of consolidated subsidiaries at end of period(5)	200	1,390	1,180	1,913	2,914

(1)
The Turkish population for 2000 comes from the 2000 census as announced by the State Statistics Institute. The Turkish population for 1999, 2001, 2002 and 2003 is estimated based upon the 1996 and 2000 censuses prepared by the State Statistics Institute, applying a projected monthly growth rate of 0.13%.

(2)
Starting from 2000, we calculate average revenue per user, ARPU, using the weighted average number of our subscribers during the period. ARPU for prior years was calculated using the simple average number of our subscribers during the applicable period and may not be comparable.

(3)
Average monthly minutes of use per subscriber is calculated by dividing the total of incoming and outgoing airtime minutes of use by the average monthly number of postpaid and prepaid subscribers for the year divided by twelve.

(4)
Churn is calculated as the total number of subscriber disconnections during a period as a percentage of the average number of subscribers for the period.

(5)
See "Item 6D. Employees" for information with respect to our consolidated subsidiaries.

Exchange Rate Data

        The Federal Reserve Bank of New York does not report a noon buying rate for the Turkish Lira, or TL. For the convenience of the reader, this annual report presents unaudited translations of certain Turkish Lira amounts into US dollars at the relevant Turkish Lira exchange rate for purchases of US dollars or the TL/$ Exchange Rate announced by the Central Bank of Turkey. Unless otherwise stated, any balance sheet data in US dollars derived from our consolidated financial statements are translated from Turkish Lira into US dollars at rates for US dollars announced by the Central Bank of Turkey on the date of such balance sheet for monetary assets and liabilities and at historical rates for capital and nonmonetary assets and liabilities. Any data from our consolidated statements of operations in US dollars derived from our consolidated financial statements are translated from Turkish Lira into US dollars at historical rates. Unless otherwise indicated, the TL/$ exchange rate used in this annual report is the TL/$ exchange rate in respect of the date of the financial information being referred to.

        The following table sets forth, for the periods and the dates indicated, the Central Bank of Turkey's buying rates for US dollars. These rates may differ from the actual rates used in preparation of our consolidated financial statements and other information appearing herein. The TL/$ exchange rate as of June 11, 2004 was TL 1,489,300 = $1.00.

	Year ended December 31,
	1999	2000	2001	2002	2003	2004(2)
High	540,098	689,213	1,636,942	1,688,410	1,746,390	1,550,710
Low	313,707	535,141	663,739	1,286,543	1,348,023	1,310,219
Average(1)	426,409	628,478	1,241,391	1,513,611	1,492,581	1,379,012
Period End	540,098	671,765	1,439,567	1,634,501	1,395,835	1,489,300

(1)
Calculated based on the average of the exchange rates on the last day of each month during the relevant period.
(2)
Through June 11, 2004.

	December 2003	January 2004	February 2004	March 2004	April 2004	May 2004	June(1) 2004
High	1,455,285	1,393,278	1,342,133	1,326,372	1,440,128	1,550,710	1,517,076
Low	1,395,835	1,315,579	1,311,185	1,311,185	1,301,340	1,417,299	1,466,472

Source:  Central Bank of Turkey
(1)   Through June 11, 2004.

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

        The Turkish economy has experienced significant turmoil in recent years. High inflation, volatility in the debt and equity markets, and a significant depreciation of the Turkish Lira against the US dollar affected Turkey in 2001 and 2002. However, a new International Monetary Fund (IMF) stand-by agreement introduced in 2002, combined with the tight fiscal policy of the Turkish government, has had a positive effect on the Turkish economy. As a result, during 2003 the Turkish Lira appreciated against the US dollar, the rate of inflation decreased, and interest rates declined partially as a result of the decreasing risk premium.

        The economic problems that Turkey may face in 2004 and the future are primarily the current account deficit resulting from the ongoing appreciation of the Turkish Lira against the US dollar, debt sustainability problems due to the IMF program criteria, the possibility of failing to meet a 6.5% primary surplus target and a possible increase in interest rates within the United States, which could result in an outflow of funds from emerging markets. In addition, macroeconomic indicators may be negatively impacted by the political situation in Cyprus and the progress of Turkey's application for accession to the European Union (EU). Furthermore, increased consumer confidence and wages may result in an increase in inflation. Inflation and the level of government debt may also increase as a result of recent economic policies carried out by the government. On the other hand, tight monetary and fiscal policies may lead to a decrease in investment spending, which could lead to a decrease in Turkey's employment rate and Gross Domestic Product.

        Our consolidated financial condition, future operations and cash flows could be adversely affected by continued economic difficulty. In particular, our operating results, including average monthly revenue per user, may be negatively impacted as a result of the economic factors affecting the Turkish economy.

        Political developments in Turkey and its neighboring countries may have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity in the future.

        Turkey has been a parliamentary democracy since 1923, although the military has in the past played a significant role in politics and the Turkish government, intervening in the political process through coups in 1960, 1971 and 1980. A divided parliament and coalition government have been common traits of recent Turkish politics. In the 81 years since its formation, the Republic of Turkey has had 59 governments with political controversies frequently resulting in early elections. In Turkey's most recent national elections, held in November 2002, the Justice and Development Party won a supermajority in the Parliament. Recep Tayyip Erdogan has served as prime minister since March 2003.

        Any negative changes in the government and political environment, including conflicts between senior politicians in Turkey may create instability and may adversely affect the Turkish economy. In addition, the failure of the Turkish government to devise or implement appropriate economic programs, or the failure of the IMF to complete periodic reviews of the economic program introduced by the IMF in 2002, may also adversely affect the Turkish economy.

        Turkey has also had problems with terrorist and ethnic separatist groups in recent years. For example, Turkey has been in conflict with the Kurdistan Workers Party, PKK, Kadek or Kongra-Gel, an outlawed Kurdish separatist terrorist organization, since 1984. In 2003 and 2004, Turkey experienced several terrorist attacks including the bombings of HSBC Bank, the British Consulate, and two synagogues in Istanbul. These attacks caused casualties and had a negative impact on the financial markets. The continuing threat of global terrorism could have a negative impact on the Turkish government's ability to function effectively or on the overall Turkish economy.

        Political uncertainty within Turkey, armed conflict and the threat of armed conflict in neighboring countries, such as Iran, Syria, Georgia and Armenia, historically have been among the potential risks associated with investment in Turkish companies. The uncertainty and potential instability surrounding the post-war situation in Iraq, as well as tension in and involving the Kurdish region of Iraq, could also have negative economic consequences. Furthermore, although relations with the United States have always played a major role in the stability of the Turkish economy, relations between Turkey and the United States have become much more delicate since the events surrounding the war in Iraq. The relationship has also become more important due to the United States's presence and role in post-war Iraq. Furthermore, even though in recent years Turkey has undergone significant political and economic reforms, Turkey is generally considered by international investors to be an emerging market. In general, investing in the securities of issuers with substantial operations in emerging markets like Turkey involves a higher degree of risk than investing in the securities of issuers with substantial operations in the United States, the countries of the European Union or other similar jurisdictions.

        In addition to our investments in Fintur, we have been operating a GSM network in Northern Cyprus since July 1999. Since 1983, Northern Cyprus has functioned as an independent state under the name The Turkish Republic of Northern Cyprus. Throughout that time, Northern Cypriot independence has been disputed by the southern, Greek part of Cyprus. This dispute has resulted in high tensions between Northern Cyprus and the Greek part of Cyprus, which has occasionally resulted in violence on Cyprus. Recently, leaders from the Greek part of Cyprus and Northern Cyprus have had fruitful discussions concerning the future of the island and a peaceful solution to the problems between the two parts. In April 2004 residents of the northern and southern parts of Cyprus voted in a United Nations (UN) sponsored referendum on the reunification of the island, which was marked by high participation rates on both sides. The residents of Northern Cyprus voted strongly in favor of the referendum but the residents of the Greek part of Cyprus voted overwhelmingly against the plan. This overwhelming rejection of the referendum by voters in the Southern part of Cyprus has led to disappointment and concerns over the success of any future reunification efforts. Consequently, any hostilities and/or political instability in Cyprus may have a material adverse effect on the Northern Cypriot economy as well as on the economy of Turkey and on our investments and business in Northern Cyprus.

        Competition in our home market has increased in recent years and may continue to increase in the future.

        We currently face competition from Telsim and TT&TIM, the company established from the February 2004 merger of Aycell and Aria, which were respectively affiliates of Turk Telekom, the fixed-line telephone operator in Turkey, and of IsTim, a company formed by Telecom Italia and Isbank, one of the largest private banks in Turkey. Telsim, which is our principal competitor, began offering mobile services shortly after us in 1994. In February 2004, Turkey's Savings and Deposit Insurance Fund (SDIF) took over the management of Telsim due to the high amount of debt owed by the owners of Telsim to the government. The SDIF has announced that it will either continue to run Telsim until the debts are paid, or it may sell the company to a third party. If Telsim is sold to a powerful national or international group, its competitive position may be enhanced.

        Aria and Aycell received their GSM 1800 licenses in September 2000. Aria began offering GSM services in March 2001, and Aycell began offering GSM services in December 2001. The merged entity, TT&TIM, may benefit from its position as an affiliate of Turk Telekom (which owns 40% of TT&TIM) by entering into agreements with Turk Telekom on terms not available to other network operators in arms-length transactions. Furthermore, after TT&TIM fully completes the merger process by combining Aria and Aycell's GSM networks, distribution channels, and other assets, it may be able to reduce its costs and increase its efficiency, thereby becoming a stronger competitor.

        In addition to the foregoing competitors, we expect in the future to face direct competition from, among others, wireless communications services and from mobile virtual network operators, as well as traditional providers of fixed line telephony. In May 2004 the Telecommunications Authority granted long-distance licenses, which will allow the licensees to provide both domestic and international long-distance telephony services. Although these licenses are unlikely to have an immediate effect on our operations in the long term these licenses could have the effect of driving down prices and shifting traffic patterns for long-distance calls in Turkey. Furthermore, interconnection and access regulations may lead to an increase in price differentials and in competition.

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

        To date, our annual churn rates have not exceeded 14.5%. We believe that we have an adequate bad debt provision in our financial statements for such nonpayments and disconnections. However, if our expectations regarding nonpayments and disconnections prove incorrect for any reason, our bad debt provisions may prove inadequate, which could have a negative adverse impact on our consolidated financial condition or results of operations.

        The growth of our business is dependent upon the continued development of the Turkish mobile telecommunications market.

        The mobile telecommunications penetration rate in Turkey is relatively low in comparison to penetration rates in other EU countries. The development of our business will depend, in large part, on the future level of demand for mobile telecommunications in Turkey. Although we expect continued growth in the number of mobile telecommunications subscribers in Turkey, the size and usage patterns of our future subscriber base will be affected by a number of factors, many of which are outside our control. Such factors include, general economic conditions, the gross domestic product per capita of Turkey, the development of the GSM market and any rival technology for the provision of mobile telecommunications services, the price of handsets, the availability, quality and cost to the subscriber of competing mobile services and improvements in the quality and availability of fixed-line telephone services in Turkey. The economic crisis in Turkey in 2001 adversely impacted our operations and adversely affected us by decreasing the rate of subscriber growth and causing a significant decline in average monthly minutes of use per subscriber and average monthly revenue per user. Although economic conditions in Turkey improved in 2002, 2003 and 2004, they have not returned to pre-crisis levels. Any future disruptions in the Turkish economy could lead to further declines in the rate of subscriber growth and decreases in average monthly revenue per user and/or average monthly minutes of use per subscriber. Given these factors, it is difficult to predict with any degree of certainty the future growth of either mobile telecommunications services in Turkey or the number of our subscribers.

        A large amount of our business is or may be subject to significant legal and regulatory restrictions.

        Turkey's Telecommunications Authority is empowered to regulate licensing, competition, ownership, frequency allocation and arrangements pertaining to interconnection and general operations of GSM networks. The Telecommunications Authority is responsible for issuing licenses and general permissions as well as concluding concessions or agreements with the operators. Actions of the Turkish government, the Telecommunications Authority or other regulatory authorities in Turkey (such as the Competition Board) have in the past, and could in the future, adversely affected our business. Such actions could include:

  •
  changes in the laws, regulations or governmental policy, or their interpretation, including revisions to the interconnection and access regime or the imposition of price controls;

  •
  changes in taxation, such as the increases in value added tax (VAT) in December 1999 from 15% to 17% and in May 2001 from 17% to 18%;

  •
  the imposition of taxes on mobile telephone usage, such as the special communications tax of 25% enacted after the earthquakes in Turkey in December 1999, which was due to be terminated at the end of 2003 but was made permanent in 2004;

  •
  granting additional mobile telephone licenses or other telephony licenses to new entrants and existing operators;

  •
  the establishment of limitations on our operations;

  •
  investigations, enforcement actions or other assessments of the Competition Board, or other regulatory authorities;

  •
  denial of discretionary benefits that we may seek in expanding our network; and

  •
  the introduction of additional fees or charges by governmental authorities, such as the proposed fees for the universal services fund.

        In the case of war, general mobilizations, and when the Telecommunications Authority considers it necessary for the public safety and national defense, we may be required to surrender the control of our network wholly or partially to the Telecommunications Authority for a limited or unlimited period.

        Any of these factors could have a materially adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        We are required to provide access and interconnection services to competing networks at cost-based pricing.

        The Telecommunications Authority has designated us as an "operator holding significant market power" in the mobile call termination services market, along with one other operator. This designation may put us at a competitive disadvantage as we are required to provide access and interconnection services to any requesting operator at a price based on our cost while they are entitled to charge us more for interconnection to their network.

        The designation comes from the Access and Interconnection Regulation, promulgated by the Telecommunications Authority on May 23, 2003. The Regulation requires all telecommunications operators in Turkey to enter into negotiations with any other telecommunications operator who requests use of and access to its network. The Regulation imposes more stringent requirements on operators designated by the Telecommunications Authority as "operators holding significant market power." Operators, other than those designated as holding significant market power, have the right to freely set the prices they charge other operators for access to their network. However, operators designated as holding significant market power are required to provide interconnection to any requesting operator at a price based on cost. If the parties are unable to come to an agreement, the Telecommunications Authority may intervene to establish the terms between the parties.

        We are required to renew our existing interconnection agreements, and we may not be able to do so on terms that are favorable to us.

        The Access and Interconnection Regulation required us to renew all of our existing interconnection agreements with the other telecommunications providers in Turkey. We renewed our interconnection agreement with Turk Telekom on September 20, 2003 and with Telsim on October 13, 2003, and agreed on new call termination charges on domestic and international calls. Although we had reached a new interconnection agreement with Aria and Aycell separately prior to their merger in November 2003, we have not yet reached an agreement with the merged entity, TT & TIM, and are in the process of negotiating terms. If we are unable to come to terms, the Telecommunications Authority may set the call termination fees to be applied by each operator with respect to any interconnection agreement. As part of the new interconnection agreements entered into with other operators, the pricing terms of the agreements must be revised in June with mobile operators and in December with Turk Telekom for year 2004, based on regulation set by the Telecommunications Authority and taking into account cost structures and inflationary adjustments. As a result of this requirement, we will go through a process of negotiating new pricing terms with each operator and, if we cannot agree on necessary terms with the operators, the Telecommunications Authority may set the call termination fees to be applied. We cannot ensure that the new pricing terms negotiated during 2004 or for other subsequent periods will be favorable to us. The current call termination charges are not as favorable to us as they have been previously as we are paying more and receiving less compared to the previous terms. In addition, the impact of the new pricing terms or possible future changes and their long term impact is not clear as the revenue composition will be dependent on future changes in traffic call patterns and consumer behavior, including the response of consumers to changes in retail end-user pricing.

        The Telecommunications Authority has recently designated us as an "operator with dominant position" in the GSM mobile telecommunications services market.

        The Telecommunications Authority passed the "Tariff Regulation" on August 28, 2001, which sets out the principles and procedures to be applied for the approval and the audit of the tariff to be applied to telecommunications services if it is determined that a business enterprise: (i) is a legal or de facto monopoly; or (ii) is in a dominant position in the relevant service or geographic market; or (iii) has significant market power. The Telecommunications Authority published a communiqué on June 3, 2003 defining "dominant position" as any position enjoyed in a related telecommunications market by one or more enterprises by virtue of which those competitors and consumers are able to determine economic parameters such as the amount of production or distribution, price and supply. In determining which operators possess dominant positions, the Telecommunications Authority will take into consideration the following criteria: market share; vertical integrity; the power to influence market conditions; entrance to relevant market; difficulty to control and replace the network; technological superiority; lack of competition in the relevant market; the quantity of unused capacity and the power to access financial resources. In September 2003, we were designated as an "operator holding significant market power" in the GSM Mobile Telecommunications Services Market. On June 9, 2004, the Telecommunications Authority designated Turkcell an "operator holding dominant position" in the GSM Mobile Telecommunications Services Market which subjects us to certain regulations including the requirement that we provide infrastructure facility sharing on a cost basis. Additionally, according to the tariff regulation, since there is no difference in the obligations between an operator with significant market power and one with a dominant position, we believe Turkcell will be subject to similar tariff regulations as before.

        The Telecommunications Authority wants to set the maximum tariffs that we can charge our subscribers whenever it wants and at its sole discretion.

        Our license agreement regulates our ability to determine our tariff for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the Telecommunications Authority sets the initial maximum tariffs. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs based on, in the case of maximum tariffs established in Turkish Lira, the Turkish Consumer Price Index announced by the Ministry of Industry and Trade Industry of Turkey minus 3%.

        The Telecommunications Authority has the ability to amend our license agreement, which defines the rules governing tariffs and tariff ceilings. The Telecommunications Authority has informed us that it wants to amend the license agreement to allow it to set the maximum tariffs that we can charge our subscribers whenever it wants and at its sole discretion. If the Telecommunications Authority succeeds in obtaining this authority to set maximum tariffs in its sole discretion rather than pursuant to the existing formula either through the amendment of our license agreement or regulatory action, the Telecommunications Authority could establish maximum tariffs which will not permit us to increase rates to a level sufficient for us to ensure adequate financial performance, which could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. For more information on the Telecommunications Authority's adjustments to tariffs, see "Item 4B. Business Overview—Regulation of the Turkish Telecommunications Industry."

        The Telecommunications Authority has been issuing new regulations which are designed to promote competition.

        The Telecommunications Authority issued a co-location and facility sharing regulation, which requires operators with significant market power in related markets, including Turkcell, to provide other operators access to their sites and facilities. The Telecommunications Authority may also issue number portability regulation, which would enable subscribers to keep the same phone numbers after switching from one operator to another. Such a regulation would facilitate more customers churning from our network to other networks. These and other such regulations may adversely affect our financial and competitive position. We cannot estimate the timing of such regulatory changes or whether such implementation will happen at all or the impact of such changes on our results of operations.

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

        We may incur significant penalties for delays in meeting coverage and quality requirements. Failure to meet any requirement in our license could also result in the limitation or revocation of our license. Our license is subject to interpretation, modification and termination by the Telecommunications Authority if we become bankrupt, if we fail to perform the obligations under our license, if we operate outside of our approved frequencies or if we fail to pay amounts required to be paid under our license. In addition, the Telecommunications Authority may terminate our license in cases of gross negligence. As a result, although we believe that we currently are in material compliance with all the requirements of our license, including the requirements regarding geographic and population coverage and minimum service quality standards, disagreement between us and regulators regarding such interpretations may arise that could, in turn, lead to the revocation of our license. In addition, Turkey's possible entry into the EU at a future date may require further modifications in the regulatory framework governing the Turkish telecommunications industry.

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

        We are involved in various claims and legal actions arising in the ordinary course of our business.

        We are involved in various claims and legal actions with governmental authorities in Turkey, including the Competition Board, the Turkish Treasury and the Telecommunications Authority, as well as with Turk Telekom, one of our principal competitors.

        Disputes with the Turkish Competition Board, the Telecommunications Authority and other governmental authorities

        We have been involved in several disputes with the Turkish Competition Board relating to their claim that we have violated competition law by abusing our dominant position and that we are disrupting the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. If the Competition Board wins any of the disputes, it may require us to alter our business practices or the way we currently run our business, which could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        We are also involved in numerous litigations with the Turkish Treasury, the Telecommunications Authority, the Tax Office, and the Ministry of Transportation. These litigations primarily involve allegations that we have not paid our ongoing license fee in full, violated certain regulations of the Telecommunications Authority, or owe taxes or interest. Several of these litigations involve disputes regarding the proper method of computing the fees we must pay to various government entities. The loss of one or more of these lawsuits could have a material adverse effect on our business, consolidated financial condition or results of operations, or liquidity.

  Disputes with Turk Telekom

        We are involved in a number of disputes with Turk Telekom, including a dispute regarding the pricing terms of the interconnection agreement, the dispute regarding the pricing of the transmission lines leases and a dispute regarding Turk Telekom's infrastructure usage directive. An adverse result with respect to one or more of these disputes could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        For a more detailed discussion of all of our significant disputes, see "Item 8A. Consolidated Statements and Other Financial Information."

        Our financial and operational flexibility is limited by the agreements related to our financing arrangements.

        The indenture governing the 12.75% bonds issued by Cellco, our special purpose vehicle restrict, among other things, our ability and the ability of some of our subsidiaries to:

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

        Building, enhancing, operating and maintaining a mobile telephone network like ours requires substantial capital investment and marketing investments over a period of years, which we have financed mostly through indebtedness. From our inception until December 31, 2003, we have invested approximately $3,935.8 billion in acquiring our license and assets for the development of our network. As of December 31, 2003, we had, on a consolidated basis, total indebtedness of $630.2 million.

        We believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network in 2004 through our operating cash flow, our strong cash balance as of December 31, 2003 and certain new financings and debt restructurings that we have recently entered. However, we may face additional financial burdens and risks arising from the acquisition of a 3G license and the provision of 3G services and arising from our international operations, the acquisition of GSM licenses in Ukraine and Iran, payment guarantees to be provided or already provided with respect to financings in Ukraine and Iran, mandatory equity contributions and potential new investments, all of which could result in new financings. In addition, if there is a significant deterioration in the macroeconomic situation in Turkey, the mobile telecommunications services industry in Turkey, or other shocks or disruptions to our business, we may be required to seek additional financing. If we do need to seek additional financing, we may be unable to obtain such financing on terms favorable to us, or at all.

        We are exposed to foreign exchange availability and exchange rate risks that could significantly impact our ability to meet our obligations and finance our network construction.

        A substantial majority of our debt obligations and capital expenditures are, and are expected to continue to be, denominated in US dollars. By contrast, substantially all of our revenues are, and will continue to be, denominated in Turkish Lira. Although we have successfully operated in a hyper-inflationary environment with continuous devaluation of the Turkish Lira since our inception, sudden increases in inflation or the devaluation rate have had an adverse effect on our consolidated financial condition or results of operations, or liquidity. A further increase in inflation or the devaluation rate may have an adverse impact on our future financial condition or results of operations.

        We use analytical techniques such as market valuation and sensitivity and volatility analysis to manage and monitor foreign exchange risk. To manage our foreign exchange risk more efficiently, we have in the past entered into forward transactions to buy US dollars. All of these transactions have expired and we have not entered into new transactions. In addition, we keep a significant proportion of our monetary assets in US dollars to reduce our currency exposure. The maximum tariffs we may charge are adjusted periodically pursuant to a formula set forth in our license agreement.

        The license agreement regulates our ability to determine our tariff for GSM services. The Telecommunications Authority sets the initial maximum tariff and thereafter our license provides a formula for adjusting the maximum tariff every six months, which is based on the consumer price index. Although we believe the tariff structure in our license will, in most instances, permit adjustments designed to offset the devaluation of the Turkish Lira against the US dollar, any such devaluation that we are unable to offset will require us to use a larger portion of our revenues to service our non-Turkish Lira obligations. Additionally, in the event that the Telecommunications Authority were to establish maximum tariffs at levels below those that would enable us to adjust our rates to offset devaluations, it could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        In addition to the foregoing risks, we also face risks associated with the appreciation of the Turkish Lira. Because we keep a significant proportion of our monetary assets in US dollars, a significant increase in the value of the Turkish Lira would reduce the effective value to us of such holdings.

Additionally, our provisions relating to legal disputes are in Turkish Lira. An appreciation of the Turkish Lira relative to the US dollar would impact the value of our provisions in terms of the US dollar and could have a material adverse effect on our results of operations.

        We incurred currency translation losses of approximately $151.5 million, $18.0 million and $102.4 million for the years ended December 31, 2001, 2002 and 2003, respectively. Although we expect that the macroeconomic situation in Turkey will stabilize, we can make no assurance that our expectations will prove correct and we may incur translation losses in the future.

        The Cukurova Group and TeliaSonera together currently hold a majority of our outstanding share capital which allows them to exercise a controlling influence over us. This ownership may also have the effect of delaying, deferring or preventing a change of control of Turkcell.

        The Cukurova Group and TeliaSonera currently own, directly or indirectly, approximately 42.3% and 37.1%, respectively, of our share capital. As a result of their share ownership and power to appoint board members, each of the Cukurova Group and TeliaSonera have significant influence over decisions made by our board of directors.

        In addition, if they act together, the Cukurova Group and TeliaSonera have the ability to exercise a controlling influence over matters requiring a simple majority vote of the shareholders at a general meeting of shareholders, such as the right to vote against changes to our articles of association and the right to approve the annual accounts. TeliaSonera and the Cukurova Group hold a portion of their interests in us through Turkcell Holding, a holding company that holds 51% of our shares. To the extent that the interests of the Cukurova Group and TeliaSonera might differ from our interests or those of our other shareholders, we or our other shareholders could be disadvantaged by any actions that the Cukurova Group and TeliaSonera might seek to pursue.

        On the other hand, the failure of the Cukurova Group and TeliaSonera to have a cooperative relationship could adversely impact the ability to achieve the consensus necessary to approve important matters relating to our business and operations. In October 2003, for example, one of our statutory auditors called an Extraordinary General Meeting on the basis that our board of directors was unable to agree upon important and strategic decisions for Turkcell. Two proxies representing Turkcell Holdings AS were present at the meeting and unable to agree on how to vote Turkcell Holdings' shares. The meeting was therefore postponed and rescheduled. Although the meeting was ultimately cancelled at the request of the Cukurova Group and TeliaSonera, who stated that the issues that led to the calling of the meeting had been resolved, there can be no assurance that disputes between the Cukurova Group and TeliaSonera will not occur in the future.

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

        We hold interests in several associated companies that may expose us to various economic, political and social risks and may not provide the benefits that we expect.

        We work through associated companies both within Turkey and internationally. Our international investments in associated companies could expose us to economic, political and social risks in Georgia, Azerbaijan, Kazakhstan, Moldova and Ukraine which were all part of the former Soviet Union until each republic gained its independence in 1991. Azerbaijan, Georgia, Kazakhstan, Moldova and Ukraine are generally considered by international investors to be emerging markets. Their legal systems, including telecommunications regulations, are relatively underdeveloped and their economies have only recently begun to open to market principles after years of functioning under the Soviet system of central planning. Market institutions and commercial practices are weak and undeveloped. There can be no assurance that political, legal, economic, social or other developments in these nations will not have an adverse impact on our investments and businesses in these countries. In addition, we have operated a GSM network in Northern Cyprus since July 1999, which may expose us to a number of risks. See "—Political developments in Turkey and its neighboring countries may have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity in the future."

        We will also begin conducting operations in Iran, which we expect will be significant in the future, through a majority-owned subsidiary. The success of these operations will depend, in part, on economic and political stability in Iran in the future. Despite the increasing political stability in Iran and efforts by the Iranian government to implement reforms to encourage foreign investment, Iran is still exposed to internal and external risks. In particular, political uncertainty in Iran and armed conflict and the threat of armed conflict in neighboring countries is one of the principal risks associated with investment in Iranian companies. In addition to the foregoing political risks, our operation in Iran will face additional risks resulting from the underdeveloped legal and regulatory regime in Iran.

        Our international operations may not benefit us in the way we expect for the reasons cited above, as well as other reasons, including general macroeconomic conditions, poor management, legal, regulatory or political obstacles.

        We have financial exposure relating to outstanding receivables from and guarantees on behalf of Digital Platform.

        Digital Platform, a direct-to-home digital broadcasting company that is owned by the Cukurova Group, held the broadcasting rights for the Turkish Super Football League until May 2004. Digital Platform has recently undergone a process to restructure some of its outstanding debts and is about to participate in the tender process for new broadcasting rights for the Turkish Super Football League. We currently believe that it is probable that Digital Platform will win this tender.

        Our current receivables from Digital Platform Iletisim Hizmetleri A.S., a direct-to-home digital broadcasting company with which we have signed several agreements, is US$64 million. In addition, we have an outstanding risk of approximately US$47.0 million from corporate guarantees we have given on behalf of Digital Platform to various lenders. We currently believe that it is unlikely that we will not recover our receivables. However, there can be no assurance that we will recover all or some of our receivables. For more information on our transactions with Digital Platform, see "Item 7B. Related Party Transactions—Digital Platform Iletisim Hizmetleri A.S. (Digital Platform)."

        One of our shareholders has been seized by Turkish regulators

        On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (the "BRSA") transferred the management and supervision of Pamukbank T.A.S. (Pamukbank), one of our shareholders whose majority shares are owned by the Cukurova Group, to the Savings Deposit Insurance Fund of Turkey (the "SDIF"). On January 31, 2003, the BRSA announced that it reached an agreement with the Cukurova Group whereby the Cukurova Group agreed to purchase the Turkcell shares, together with Turkcell Holding A.S. shares, owned by Pamukbank and Pamuk Factoring. On April 25, 2003, the shares were transferred to the Cukurova Group. The shares transferred to the Cukurova Group have been pledged to the SDIF. This pledge will be removed once the Cukurova Group has performed all of its obligations in full and in accordance with the provisions of the agreement with the SDIF. If the Cukurova Group fails to meet the foregoing requirements the SDIF may seize the Turkcell shares owned by the Cukurova Group that have been pledged to the SDIF.

        Spectrum limitations may adversely affect our ability to provide services to our subscribers.

        The number of subscribers that can be accommodated on a mobile network is constrained by the amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure. Spectrum is a continuous range of frequencies within which the waves have certain specific characteristics. A number of techniques can be employed to increase the effective carrying capacity of a given allocation of spectrum. Beyond a certain point, however, it may become impracticable to apply these techniques in densely populated metropolitan areas for reasons of cost or technological limitations. The amount of spectrum currently allocated to our network may not be sufficient to accommodate the growth of our subscriber base or the increasing use of higher bandwidth applications. In particular, we currently face a lack of available frequencies in certain areas, particularly metropolitan areas. We may request from the Telecommunications Authority additional spectrum in the 1800 MHz band if it is available. However, there can be no assurance that the Telecommunications Authority will award some or all of the remaining GSM spectrum to us at reasonable cost or that it will not make such an award to one of our competitors or not make any such award at all.

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

        There can be no assurance that the other operators with whom we have entered into interconnection agreements can or will be able to perform their obligations under these agreements.

        Our ability to provide commercially viable telecommunications services depends upon our ability to interconnect with the networks operated by the other telecommunications operators in Turkey in order to complete calls between our subscribers and parties on the Turk Telekom fixed-line network or other mobile telecommunications networks in Turkey. If these other operators do not provide reliable, quality interconnections to us on a consistent basis, this could have a material adverse effect on our quality of service. See "Item 4B. Business Overview—Regulation of the Turkish Telecommunications Industry—Turk Telekom, Telsim, Aycell, IsTim and Milleni.com Interconnection Agreements—Turk Telekom Interconnection Agreement."

        There are alleged health risks related to base transmitter stations and the use of handsets which could expose us to liability and lead to reduced usage of mobile phones.

        We are aware of allegations that there may be health risks associated with the effects of electromagnetic signals from base transmitter stations and from mobile telephone handsets. While there is currently no substantiated link between exposure to electromagnetic signals at the level transmitted by our base transceiver stations and mobile telephone handsets and long-term damage to health, the actual or perceived health risks of mobile communications devices could adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in obtaining sites for base stations and exposure to potential liability. Furthermore, we may not be able to obtain insurance with respect to such liability on commercially reasonable terms.

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

        If management is unable to manage our operations effectively or maintain the quality of our service or if we are unable to retain senior management, our business, consolidated financial condition or results of operations could be materially and adversely affected.

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

        We operate under a 25-year GSM license, which we were granted in April 1998 upon payment of an upfront license fee of $500 million. At this time we also entered into an interconnection agreement with Turk Telekom providing for the interconnection of our network with Turk Telekom's fixed-line network which agreement was amended on September 20, 2003. Under our license, we pay the Turkish Treasury a monthly ongoing license fee equal to 15% of gross revenue. Under the interconnection agreement between us and Turk Telekom, our network is interconnected to the Turk Telekom fixed-line network.

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

        In July 1998, Cellco Finance N.V. (Cellco), a financing entity set up to issue debt instruments in order to refinance our existing indebtedness, issued $300 million in 15.00% senior subordinated notes due in 2005, which were fully repaid on November 10, 2003. In December 1999, Cellco issued $400 million in 12.75% senior notes due in 2005. In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Istanbul Stock Exchange and our American Depositary Shares, or ADSs, on the New York Stock Exchange.

        Our subscriber base has grown from 63,500 at year-end 1994 to approximately 19.7 million at March 31, 2004. For the year ended 2003, we had total revenues of $2,219 million, our EBITDA totaled $643 million, and we reported net income of $215 million.

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

        Through a state-of-the-art GSM network, we provide comprehensive coverage of an area that as of December 31, 2003, included 100% of the population living in cities of 10,000 or more people, as well as 99.87% of the population living in cities of 5,000 or more people, 99.45% of the population living in cities of 3,000 or more people as well as the 81 largest cities and the majority of the country's tourist areas and principal intercity highways. As of May 31, 2004, we provided service to our subscribers in 167 countries through roaming agreements with 403 operators.

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

        As a digital standard, GSM offers a wide range of services that include voice, circuit switched data, packet data and fax, in addition to standard service offerings such as call barring, call forwarding, call waiting and roaming into areas serviced by other GSM carriers. A key component of the GSM network is the SIM card, which enables the user of a mobile phone to be identified. Because the identity of the subscriber is held on the card, any mobile phone can be used in conjunction with the SIM card. Without a valid SIM card, mobile phones do not function.

        GSM networks have traditionally been used exclusively as personal voice communications networks. The mobile telecommunications industry is increasingly providing mobile data services, and GSM, as a technology platform, is suitable for data transmission. Currently many advanced technology platforms are being developed to enable the provision of more sophisticated data service.

        Today most GSM operators, in addition to the standard data service of 9.6 kilo bits per second, have already begun to offer new technology standards such as High Speed Circuit Switched Data (HSCSD) and General Packet Radio Services (GPRS), which are allowing for network speeds of up to 57.6 Kbs and 160 Kbs, respectively, changing according to radio network and mobile phone conditions. Enhanced Data rates for GSM Evolution, or EDGE, and Universal Mobile Telecommunications System, or UMTS, provide the means for making the networks suitable for high-speed wireless data services. We expect that EDGE and UMTS platforms will allow network speeds of up to 384 Kbs and 2 Mbs, respectively. Most of the countries in Western Europe have already been granted UMTS frequency band licenses to operators and commercial operations are emerging.

  The Turkish Mobile Market

        Turkey's population is estimated to be 70.7 million as of December 31, 2003. The Turkish population is young with an average age of 26, which is lower than elsewhere in Europe, and the majority of the population lives in urban areas. In our opinion, these factors indicate significant growth potential for the mobile communications market in Turkey.

        There are currently three mobile communications operators in Turkey: Turkcell, Telsim, and TT&TIM (the company resulting from the merger of IsTim and Aycell).

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

        Following meetings with Italian Prime Minister Silvio Berlusconi in May 2003, Recep Tayyip Erdogan, the Turkish Prime Minister, announced that IsTim will merge with Aycell. Although the re-organization of numbering and frequency plans has not yet been announced, the merger process between IsTim and Aycell was legally completed on February 20, 2004. The new company, called "TT&TIM," is owned by Turk Telekom (40%), Telecom Italia Mobile (40%) and Isbank (20%).

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

  •
  To conduct effective, cost sensitive operations and timely executions

        We are pursuing our strategy through a variety of strategic initiatives. Some of the key initiatives include the following:

  Enhance Customer Focused and Customer Relationship Management (CRM) Approach

        Our business approach has been shaped by subscriber needs and expectations since our inception. However, changing economic conditions and increasing competition in the market have made our subscriber-oriented approach and the loyalty of our subscribers more important than ever. Thus today, our CRM program plays an important role in developing and applying the right approach to each segment of our subscriber base. This program was awarded the 2003 CRM Oscar by CRM Institute Turkey, which is an organization that works to increase awareness of CRM concepts and methodologies. Our CRM program is a holistic strategy program with which, we manage company-wide subscriber related projects and initiatives under the umbrella of an extensive change program. The goal of this program is to further improve our level of subscriber service by identifying our subscriber segments and developing programs to meet their needs. In line with this understanding we segment our subscribers based on their value and call behavior patterns. This approach not only helps us to be more efficient in terms of implementing segmented acquisition and retention programs but also to reinforce our product and service performance through a better understanding of subscriber needs. In line with our subscriber-focused business approach, we aim to provide the highest level of subscriber service. We believe that the subscriber service that we provide is superior to our competitors and has been instrumental in distinguishing us from competitors, expanding our subscriber base and promoting subscriber loyalty. We continually seek to improve and expand our subscriber care operations.

  Provide Superior Products and Services

        We provide a full range of products and services through our GSM network. We have made a substantial investment in the development of our network. Through our state-of-the-art GSM network, we provide comprehensive coverage of an area that, as of December 31, 2003, includes 100% of the population living in cities of 10,000 or more people and 99.87% of the population living in cities of 5,000 or more people, 99.45% of the population living in cities of 3,000 or more people, as well as the 81 largest cities and the majority of the country's tourist areas and principal intercity highways. We believe that the quality of our network, measured in terms of network coverage and capacity, has been an important factor in our success to date. We intend to maintain our high quality network and to upgrade our networks to further facilitate the introduction of more sophisticated data services.

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

        Our current service portfolio fulfills the infotainment and personal communication needs of subscribers. In June 2003, we commercially launched our new multifunctional mobile service platform under the commercial name "Shubuo." Shubuo provides our subscriber with access to quality content while creating a new medium for subscriber brands to promote their goods and services. Under the Shubuo brand, we allow our subscribers to choose from several service packages each catering to different interest areas including news, finance, football, flirt, city life and music. Subscribers are in a position to choose from these services according to their interests and to buy individual packages for a monthly fee. As a result, they receive a fixed number of text messages containing information on the subject they choose and are able to utilize content-rich and personalized mobile Internet services allowing them to interact with other Shubuo subscribers through chat, competition, voting, etc.

  Focus on Cost Control and Efficiency

        In 2003, we continued to focus on cost management and increased the efficiency of our operations without adversely impacting our ability to deliver high quality products and services to our subscribers. As a result of the extensive capital expenditures we have made since our formation, we have built a comprehensive, high quality network that covers 100% of the population living in cities of 10,000 or more people and 99.87% of the population living in cities of 5,000 or more people, 99.45% of the population living in cities of 3,000 or more people, as well as the 81 largest cities and the majority of the country's tourist areas and principal intercity highways. We believe that these past capital expenditures ensure that we will only need limited upgrade investments in 2004 for maintenance and enhancement at our network.

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

  Postpaid Voice Services

        Our postpaid voice services include network access, call forwarding, call holding, call waiting, call barring, caller ID presentation and caller ID restriction (CLIP and CLIR), dual numbering, twin card, high memory SIM card options, international roaming, Mobile Virtual Private Network ("MVPN") and services such as teleconferencing, voice mail, call alert, collect call service, unified messaging, SMS, MMS, WAP over GPRS, HSCSD and CSD, mobile internet, directory service, a financial information line, a general information line, bill query over SMS, SMS over web, bulk SMS, fleet management, m-commerce, m-payment and m-marketing services.

  Prepaid Voice Services

        During the first quarter of 1999, we introduced our prepaid mobile service. This service is marketed under the name "Hazir Kart" or "Ready to Go Card" and "Muhabbet Kart" or "Chat Card." The airtime scratch cards of Hazir Kart are sold through our exclusive and non-exclusive dealer networks, supermarket chains, gas stations, digital channels and other distribution points. Digital channels consist of our call center (Turkcell Number 8035, Garanti, YKB, Denizbank, Teknort), approximately 3,112 ATMs, 2,712 POS terminals, a pay channel called "Digiturk," WAP (YKB, Turkcell), kiosks (Tcell Metro, Gima, IDO), a retail chain (2,567 NCR tellers) (Migros, Gima, Endi), counter loading by SMS (Turkcell and Superonline) and the Internet (Turkcell Web, Superonline, Denizbank, Garanti, YKB). The voucher cards of Muhabbet Kart, which is an airtime refill card, are sold through newspaper kiosks, which are located throughout Turkey and owned by the Sabah Media Group. When prepaid subscribers first join our network, they must purchase a SIM card and a prepaid airtime card for up to 25 minutes of airtime. Additional airtime cards can be purchased in increments of up to 250 minutes. Prepaid subscribers are offered a package of services including network access, call forwarding, call holding, call waiting, call barring, caller ID presentation and caller ID restriction (CLIP and CLIR), high memory SIM card options, international roaming, MVPN and services such as teleconferencing, voice mail, call alert, collect call service, unified messaging, SMS, MMS, WAP over GPRS, HSCSD and CSD, mobile internet, directory service, a financial information line, a general information line, bill query over SMS, SMS over web, bulk SMS, fleet management, m-commerce, m-payment and m-marketing services.

        There was rapid growth in our prepaid subscriber base in 2003. As of December 31, 2003, we had approximately 14.2 million prepaid subscribers, compared to approximately 11.0 million at December 31, 2002. The number of prepaid subscribers increased to 14.8 million and postpaid subscribers increased to 4.9 million at the end of the first quarter of 2004.

  Other Services

International Roaming

        We have international roaming agreements in force with all of the leading mobile operators. As of May 31, 2004, we offered our subscribers international roaming in 167 destinations around the world, pursuant to commercial roaming agreements with 403 operators. In addition, 30 new roaming agreements are signed and tests are in progress to activate roaming with these operators.

        Since July 2002, we believe that we are the only mobile operator in Turkey providing roaming services for the prepaid subscribers of foreign mobile operators visiting Turkey. This service, also called "passive CAMEL" can only be enabled if both operators have installed CAMEL system on their networks. As of May 31, 2004, we offer prepaid roaming to the prepaid subscribers of 60 operators in 32 destinations.

        Since October 2002, we have offered GPRS roaming. As of May 31, 2004, we had 101 GPRS roaming partners in 52 destinations. We have signed 130 GPRS roaming addendums to enrich the GPRS roaming availability.

        In order to balance international SMS traffic, we started to sign international SMS Interworking Agreements with other mobile operators in April 2002. As of May 31, 2004, we had 95 International SMS Interworking Agreements in force.

Collect Call Service

        In September 2002, we launched collect call service, where the called party pays for the call upon his approval. This service is available for both postpaid and prepaid subscribers, but is a convenience mainly for prepaid subscribers, which allows them to make calls even when they are short of counters.

Value-Added Services

        We offer a variety of value-added services to our mobile subscribers. The importance of such non-voice services increased in recent years as subscribers have become familiar with SMS, or Short Messaging Service, the means by which many of the services are provided.

        Our value-added services include SMS, SMS via operator, SMS-based information services, data services, mobile positioning system, and fax data services. SMS communication services and some SMS-based content services are available for both our postpaid and prepaid subscribers.

        We restructured our value added services business early in 2003. Our existing services are now distributed among three different business groups: Turkcell Operator services, Lifestyle services, and Carrier services, each described further below. Our goal with the restructuring was to increase subscriber value while addressing the needs of various third parties. As of May 31, 2004, we offered a total of 331 value added services, a 155% increase from 2002. Of these services, 142 were two-way interactive services within our Turkcell Operator services group; 81 were services within our Lifestyle Services group (consisting of 65 two-way interactive services and 16 packages), and 108 were two-way interactive services within our Carrier services group.

  Turkcell Operator Services

        Turkcell operator services are provided under the Turkcell brand. In addition to offering a variety of services such as call forwarding, call holding, call waiting, caller ID, international roaming, teleconferencing, voice mail, and directory service, we offer a number of innovative services, such as:

  •
  Counter Transfer service. Allows counter transfer among both postpaid and prepaid subscribers.

  •
  Collect Call service. Allows a call that is paid by the called party.

  •
  Invoice info service. Enables subscribers to obtain information regarding their phone bills.

  •
  Banking service. Enables subscribers to check the current balance of their bank accounts and to obtain other banking information.

  •
  Mobile Positioning service. Enables subscribers to learn the locations of the nearest hospital, police station, Yapi Kredi Bank, Pamukbank and Turkcell dealers.

  •
  Tourist info. Provides emergency information for tourists.

  •
  Who Called Alert. Sends a short message informing a user of who called when his or her mobile was turned off, when, and how many times.

  •
  Maxi Design. Enables subscribers to create their own MMSs from various multimedia content via the web.

  •
  Voice Message service. Allows subscribers to send voice messages to one another on a specified date and time, delivered via a voice call to the receiving party.

  •
  Mobile Mail. Enables subscribers to send e-mails from their mobile phones.

  •
  WebSMS. Enables subscribers to send SMS from our website.

  •
  Voicemail Announcement Service. Enables picking popular songs and poems as voicemail personal announcements.

  •
  Unified messaging. Enables subscribers to leave, listen to, divert, save, and alert messages using both the Internet and mobile phones.

  •
  EkipMobil. Enables the tracking of mobile phones via GSM network and displays the locations of mobiles on digital maps available on the internet.

  •
  GPRSCell. 2.5G mobile data service which enables subscribers to access the Internet.

  •
  CellBroadcast 888. The e-government project enables municipalities to deliver local info via Cell Broadcast channel 888.

  •
  GrupMesajCell. Enables companies to send information and enquiries to their customers who have mobile phones using the Turkcell SMS infrastructure.

  •
  Telemetry (Vending Machines). Enables subscribers to buy goods from vending machines via IVR calls.

  •
  ALO Markam. Enables access to call centers via company's brand names.

  •
  GSM POS. GSM data based Point of Sales (POS) service offered to banks so that merchants can offer real time mobile POS services.

  •
  HSCSD. High Speed Circuit Data Service which enables mobile users to reach internet and corporate intranets at high data speeds.

  Lifestyle Services

        MAPCO, a 100% subsidiary of Turkcell, works with a number of partners to develop new services and products in line with customer expectations, business trends and new possibilities. MAPCO driven and marketed services include Java ticker applications, MMS composer service and mobile streaming. One of MAPCO's strengths is its access to a large number of content suppliers.

        In June 2003, MAPCO commercially launched a new multifunctional mobile service platform under the brand name "Shubuo." Shubuo provides our subscribers with access to quality content while creating a new medium for subscriber brands to promote their goods and services. Under the Shubuo brand, we allow our subscribers to choose from several service packages, each catering to different interest areas including news, finance, football, flirt, city life and music. Subscribers are in a position to choose from these services according to their interests and to buy individual packages for a monthly fee. As a result, they receive a fixed number of text messages containing information on the subject they choose and are able to utilize content-rich and personalized mobile Internet services allowing them to interact with other Shubuo subscribers through chat, competition, voting, etc. The content of these packages, and much more, is also sold individually as pull services.

        By far, the most successful services in Shubuo are Chat Plaza, Logo-Melody, Lottery Games, News and Horoscope services. Java games and MMS based services are expected to be popular services in the future. MAPCO is continuously trying out innovative ways to inform subscribers about the new services to increase awareness and encourage usage.

        Shubuo offers 16 packages including:

  •
  News Package. Enables subscribers to receive news information on their mobile phones.

  •
  Tribune Package. Enables subscribers to receive game results, team and players' statistics, news from the locker room and recent flash news.

  •
  Finance Package. Enables subscribers to receive updates about various investment instruments and expert comments.

  •
  Pop Music Package. Enables subscribers to receive recent news about famous people, and information on top songs.

  •
  City Life Package. Enables subscribers to receive news about nightlife, DJ performances, new entertainment venues such as bars and clubs, cocktail recipes, as well as discount coupons.

  •
  Flirt Package. Enables subscribers to receive various fortune-telling services and chat services.

        Shubuo also offers 65 services including:

  •
  National lottery drawings. Enables subscribers to retrieve the results of the latest lottery drawing.

  •
  Horoscope. Enables subscribers to read their horoscopes using their mobile phones.

  •
  Drugstore. Enables subscribers to find after-hours drugstores throughout Turkey.

  •
  Weather service. Enables subscribers to learn the weather in selected cities.

  •
  Chat Plaza. Enables subscribers to interact in chat groups using their mobile phones.

  •
  Logo and melody downloading. Enables subscribers to download melodies and various logos to their mobile phones.

  •
  Horse Race. Enables subscribers to retrieve the results of horse races.

  •
  Dictionary. Provides a translator between English, German and Turkish.

  •
  Diet. Offers various diet menus.

  •
  Financial Info. Provides currency exchange rates, stock exchange information and other financial indicators.

  •
  TV Guide. Provides information about TV program schedules.

  •
  City info. Provides emergency information and information on movies, restaurants, bars, concerts, activities, etc.

  •
  Biorhythm. Provides information on the daily biorhythm.

  •
  WAP and Java games. Provides various games available on mobile phones.

  •
  Goal MMS. Provides updates of soccer games at 9-second intervals and video streaming format.

  •
  Fun Message. Sends the subscriber a fun picture (via MMS) or logo (via SMS) after the subscriber sends a request to a specific number.

  Carrier Services

        Carrier services provide news, finance, entertainment, and other services similar to those offered by MAPCO. The main difference between the two is that third parties are responsible for most aspects of Carrier services, such as content development and marketing, and they create their own brand. Subcontractors develop the services on a Turkcell platform. We share the revenue generated from these services with the subcontractors based on a revenue sharing business model.

        The number of carried services increased from 30 in 2002 to 108 as of May 31, 2004. Important milestones of 2003 were the introduction of Interactive Voice Response (IVR) chat services and SMS and IVR applications for TV contests. In addition, the logo and ring tones markets grew drastically.

        Some carrier services include:

  •
  Chatwalk SMS and IVR. Enables subscribers to interact in chat groups using their mobile phones.

  •
  Mobile Friend SMS and IVR. Enables subscribers to interact in chat groups using their mobile phones.

  •
  Who wants to be a billionaire? Enables subscribers to participate as a contestant in "Who Wants to be a Billionaire?" contests on TV.

  •
  Mad Chances. Gives subscribers a chance to win a prize such as an automobile.

  •
  Game SMS. Provides several SMS games such as word puzzles and trivia.

  •
  Logizmo logo and ring tone service. Enables subscribers to download melodies and various logos to their mobile phones.

  •
  Oynax java games. Provides subscribers a number of java games such as puzzle, quiz, basketball & football, car race, shooting and adventure games.

Data Services

        We launched a WAP-based data service, WAP-CSD, for our postpaid subscribers in March 2000 and for our prepaid subscribers in November 2000. Currently, we offer mobile access to data services, including location-based information such as restaurant and cinema guides and news services such as financial information. In March 2000, we began to offer High Speed Circuit Switched Data, or HSCSD, which will offer a data rate of up to 28.8 Kbs. In March 2001, we launched GPRS in Turkey, which allows users to remain connected to the network for data communications.

        Turkcell offers corporate subscribers VPN (a solution which provides virtual dedicated network for corporate customers) access over GPRS networks that allow them to access their intranet remotely. It is getting increasingly popular for corporate subscribers to run their applications, such as SFA (Sales Force Automation) or FFA (Field Force Automation), over GPRS networks.

Interactive Voice Response

        Interactive Voice Response is a system that provides calling subscribers a menu of options, which can be selected to receive recorded information.

  SMS

        SMS, or Short Message Service, enables mobile telephone users to send and receive written messages on their handsets. During 2003 average SMS usage per subscriber was approximately 16.1 SMS messages per month. During the first quarter of 2004, SMS per subscriber increased to 16.6.

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

  Future Services: Third Generation Mobile

        The "first generation" of mobile telecommunications, based on analog technology, provided simple voice telephony. The "second generation" of mobile telecommunications, based on the digital GSM standard, provides additional data facilities, ranging from short messaging services to narrow band data. We currently offer general packet radio service (GPRS), often referred to as "Generation 2.5" or "2.5G," which permits even greater opportunities for improved data and voice services, provides the platform for the introduction of mobile Internet services, and paves the way for third-generation (3G) networks. With 2.5G, users can surf on the mobile Internet via GPRS and choose from a wider array of entertainment and business applications. Third generation mobile telecommunications, which offers full interactive multimedia capabilities at data rates of up to 2 Mbs, are expected to bring mobile networks significantly closer to the capabilities of fixed-line networks. Improvements in coding and data compression technology will provide better speech quality and more reliable data transmission. UMTS is the EU's implementation of third generation mobile telecommunications.

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

  •
  video telephone and conferencing;

  •
  rich voice services;

  •
  entertainment, information and high precision location services; and

  •
  direct instant access to home or office IT system.

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

Tariffs

        Our charges for voice, messaging, and data consist of monthly fees, usage prices, bundles, and volume discount schemes. Our license agreement regulates our ability to set our tariff for GSM services (such as voice, SMS, and circuit switched data). Our license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the Telecommunications Authority sets the initial maximum tariffs. Thereafter, the maximum price levels are adjusted at least every six months based on increases in the Turkish Consumer Price Index announced by the Prime Ministry State Institute of Statistics. The increase applied to the price cap is 97% of the increase in the index. For more information on how our maximum price levels are established see also "—Regulation of the Turkish Telecommunications Industry."

        Each subscriber pays a voice tariff. Voice tariffs vary based on type of subscriber (whether corporate or individual), time and destination of call, and call volume. While current price levels for domestic calls in our postpaid and prepaid tariffs are more than twice as expensive as fixed-line call prices, some of our discounted rates for onnet calls match or are slightly below the rates of long-distance fixed-line calls. Variations in our voice tariffs are summarized below under "Postpaid Tariffs" and "Prepaid Tariffs."

  Postpaid Tariffs

        Although we offer a number of postpaid tariffs, as of December 31, 2003, approximately 75% of our postpaid subscribers subscribed to the Super On Net tariff ("Bizbize") and 13% to the standard tariff. BizimSirket, a corporate tariff with a structure similar to Super On Net, was our third largest tariff with 3% of the total postpaid subscriber base.

        In 2003, our postpaid tariff portfolio went through certain revisions. These revisions were designed to make various tariffs aimed at specific groups of users more appealing. For example, we adjusted the pricing of the Hero tariff (which is available to veterans, state police, public prosecutors and adjudicators) and the Support tariff (which is available to the handicapped and to veterans).

        The revisions to tariffs were also accompanied by new community tariff launches and discount campaigns. For example, in 2003, we introduced the postpaid Kampus tariff, which is aimed at university students and launched three new tariffs, "Group 1," "Group 2" and "Group 3," which are designed for communities or companies with 150,000-300,000 members, 500 or more members and 600,000 or more members, respectively. These community tariffs allow members of a community to speak with each other for a set number of minutes each month for a flat fee.

        In March 2004, we started a three-month campaign for subscribers of certain of our tariffs: calls to PSTN are discounted by half in Bizbize, Kademeli, BizimSirket, Kampus, Hero and Group 2 on Mondays through Saturdays from 18:00 to 06:00 and on Sundays all day. In June we extended this campaign for another three months.

        Subscribers can also sign up for bulk SMS and minute packages (bundles) on top of their tariff plan. Once the bulk usage is exhausted, the rates in the subscribers' existing tariff package apply. We offer seven bulk minute tariff packages (bundles) and two bulk SMS packages, all launched after May 2003.

        Our main tariffs are listed below as of May 18, 2004 (the US dollar amounts in the table are based on the June 9, 2004 exchange rate of TL 1,480,880 = $1.00). The prices below include 18% VAT but exclude the 25% Special Communications Tax.

        The tariffs below are offered both to the mass market and corporate subscribers:

	Super On Net	Standard	Daily Volume	Professional
	$	$	$	$
Monthly Fee	0.65	1.86	0.65	8.10
Calls Out (per minute):
Turkcell to Turkcell	0.17	0.32	0.20/0.14/0.11	0.24
Turkcell to PSTN*	0.46/0.23	0.38	0.40/0.23	0.24
Turkcell to OMO	0.47	0.38	0.41	0.24
Turkcell to Turkcell—off peak	0.17	0.30	0.20/0.14/0.11	0.22
SMS (per message)	0.09	0.09	0.09/0.04	0.09

*
Calls to PSTN are discounted in Super On Net and Daily Volume tariffs on Mondays through Saturdays from 18:00 to 06:00 and on Sundays all day.

	1cebe3cep(1)	Kampus(2)	Starlet(1)	Hero(2)	Support(2)	Group 1(2)	Group 2(2)	Group 3(2)
	$	$	$	$	$	$	$	$
Monthly Fee	0.68	0.34	0.34	0.68	0.32	6.75*	5.4/8.1/10.8**	6.75*
Calls Out (per minute):
Turkcell to Turkcell	0.43/0.13	0.17/0.11	0.48	0.17	0.08	0.17	0.17	0.17
Turkcell to PSTN***	0.43	0.46/0.23	0.48	0.30/0.23	0.23	0.17	0.46/0.23	0.17
Turkcell to OMO	0.43	0.47	0.48	0.31	0.23	0.31	0.47	0.31
Turkcell to Turkcell—off peak	0.43	0.17	0.10	0.17	0.08	0.17	0.17	0.17
SMS (per message)	0.09	0.09/0.05	0.09	0.09	0.09	0.09	0.09	0.09

*
Includes 600 minutes and 30 free SMS within the group.

**
There are three options, which include 60/100/150 minutes and 60/100/150 free SMS within the group.

***
Calls to PSTN are discounted in Kampus, Hero and Group 2 tariffs on Mondays through Saturdays from 18:00 to 06:00 and on Sundays all day.

(1)
These tariffs are offered to the mass market, not to corporate subscribers.

(2)
These tariffs are offered to a specific group of subscribers.

        The tariffs below are offered specifically for corporate subscribers.

	BizimSirket	MobilSirket	Sirketim
	$	$	$
Monthly Fee	0.65	3.04	3.38
Calls Out (per minute):
Turkcell to Turkcell	0.16/0.15	0.23/0.19	0.24/0.05
Turkcell to PSTN*	0.43/0.22	0.23	0.36
Turkcell to OMO	0.44	0.23	0.36
Turkcell to Turkcell—off peak	0.16	0.23	0.24
SMS (per message)	0.09	0.09	0.09

*
Calls to PSTN are discounted in Bizimsirket tariff on Mondays through Saturdays from 18:00 to 06:00 and on Sundays all day.

        Call prices in the table do not include the effect of the volume discount plan.

  Prepaid Tariffs

        We offer two tariffs for our mass market subscribers (Standard and Super On Net, or "Bizbize") and one package to our corporate prepaid subscribers. The flat Standard tariff charges the same price for all domestic calls. The Super On Net tariff, which was launched in March 2001, encourages existing subscribers to make calls within our network and encourages new subscribers to choose Turkcell by providing a 64% discount on Turkcell-to-Turkcell calls compared to off-network charges. As of December 2003, TopluKontorCELL, which offers bulk counter packages aimed at corporate users, contained a total of 18 different counter packages. The counters in a package can be distributed among a predetermined number of lines; for instance, the smallest package can be distributed among up to three lines.

        In 2003, we continued the implementation of the volume discount campaigns, such as "Yarisi Bizden" (which provides a 50% discount after the first minute during every on net call), "Kontorbizden" (which provides extra bonus counters after every recharge), "SMS for one counter campaign," and "Extra bonus counter campaign for Refill scratch cards." In January 2004, we launched the prepaid version of Kampus (a community tariff for university students). Prepaid Kampus subscribers can call and send SMS to other Kampus subscribers for 50% less than Bizbize. In March 2004, we launched a three-month discount campaign in Bizbize and Kampus, in which calls to PSTN are discounted by more than 50% on Mondays through Saturdays from 18:00 to 06:00 and on Sundays all day. In June we extended this campaign for another three months.

        The following table sets forth our prepaid tariffs charged as of May 18, 2004 (the US dollar amounts in the table are based on the June 9, 2004 exchange rate of TL 1,480,880 = $1.00). These tariffs include VAT of 18% but exclude the 25% special communications tax and are based on the 100 counter card price level.

	Standard	Super On Net	KampusCELL(1)	TopluKontorCELL(2)
	($)	($)	($)	($)
Calls Out (per minute):
Turkcell to Turkcell	0.56	0.22	0.22/0.11	0.18
Turkcell to PSTN(3)	0.56	0.61/0.28	0.61/0.28	0.50/0.23
Turkcell to OMO	0.56	0.61	0.61	0.50
Turkcell to Turkcell—off peak	0.56	0.22	0.22/0.11	0.18
SMS (per message)	0.11	0.11	0.11	0.09

(1)
These tariffs are offered to a specific group of subscribers.

(2)
Based on our smallest counter package (900 counters).

(3)
Calls to PSTN are discounted on Sper On Net, Kampus Cell and Toplu Kontor Cell from Monday through Saturday between 18:00 and 06:00 and all day Sundays.

        The level of prepaid usage prices vary by the volume of counters purchased by the subscriber. Mass market subscribers can choose from one of five scratch cards (100, 250, 500, 750, 1000) and get a discount on cards with counters of 250 and up. The discount has been in place since March 2001 and has increased over time in line with changes in usage behavior. Current discount levels, compared to 100 counter-card prices are as follows: 250 counters 16%; 500 counters 22%; 750 counters 23%; 1000 counters 27%. Corporate subscribers on the other hand can use TopluKontorCELL, a service with eighteen counter bundles, to purchase counters in bulk with the purpose of distributing them among employees. All bundles are offered at a 18% to 31% discount compared to the 100 counter card unit price.

  Data Tariffs

        The following tariffs for data calls are in effect as of May 19, 2004 (the US dollar amounts in the table are based on the June 9, 2004 exchange rate of TL 1,480,880 = $1.00). These tariffs include VAT of 18% but exclude the 25% special communications tax. Since the usage of the 100 counter top-up is still 45% of the total, prepaid prices below are based on the 100 counter top-up price level.

	Postpaid	Prepaid
	($)	($)
Standard, Fax, HSCSD per minute prices peak	0.10	—
DataSimCELL data price per minute	0.10	—
DataSimCELL data per minute (>100 lines)	0.08	—
PosCELL Monthly Fee	0.34	—
PosCELL data per minute	0.12	—
WAPCell per 90 seconds	0.09	0.11
GPRSCELL for Wap per KB	0.00	0.0056
GPRS for Web per kb
0-5 MB	0.0008
5-10 MB	0.0006
10-25 MB	0.0004	0.0019
25-50 MB	0.0003
50 MB and over	0.0001

  Roaming Tariffs

        When a Turkcell subscriber makes a call outside Turkey, we charge the subscriber the local or international rate charged by the local operator where the call is placed, as applicable, plus a 15% surcharge. We retain the 15% surcharge and remit the remainder of the call charge to the foreign operator.

        When a Turkcell subscriber receives a call while outside of Turkey, we charge our subscriber our international call rate. If the host operator charges for the incoming call, we also bill the subscriber for the host operator's incoming call charge plus our 15% surcharge. The incoming call charge is remitted to the host operator and we keep the 15% surcharge.

        We do not charge subscribers roaming on our network when they receive calls while in Turkey. When a roaming subscriber makes an outgoing call within our coverage area, that subscriber pays out inter-operator tariff for the specific call type.

Churn

        Churn is calculated as the total number of subscriber disconnections during a period as a percentage of the average number of subscribers for the period. Churn refers to subscribers disconnected, both voluntary and involuntary. In order to achieve net subscriber growth, we must attract a sufficient number of subscribers to offset subscribers who terminate service. Increased competition in the market has increased our churn rate. We have instituted a number of measures designed to retain subscribers, such as retention/loyalty programs and proactive and reactive churn prevention activities in combination with innovative services and commercially appealing tariffs.

        We adopted a shorter disconnection process on September 14, 2000 for nonpaying postpaid subscribers. Under the new disconnection process, postpaid subscribers who do not pay their bills will be disconnected from our network, and included in churn, upon the commencement of the legal process to disconnect them, which occurs approximately 180 days from the due date of the unpaid bill. Pending disconnection, nonpaying postpaid subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers that do not activate a refill for three months are barred from making outgoing calls. If after three more months such subscribers do not activate a refill they are barred from receiving incoming calls. Upon termination of their rights to receive incoming calls, prepaid subscribers have one additional month in which to activate a refill before they are disconnected from our network at the end of seven months. For the year ended December 31, 2003, we disconnected approximately 2.7 million subscribers and for the year ended December 31, 2003, our annual churn rate was approximately 14.5%. As a result of the success of our loyalty programs and general improvements in the Turkish economy, we expect that our annual churn rate will remain constant, or possibly decrease in 2004.

Network

  Coverage

        Our network is designed to provide high-quality coverage to the majority of the population of Turkey throughout the areas in which they live, work and travel. The build-out of our network is now substantially complete, with coverage at December 31, 2003 of 100% of the Turkish population living in cities of 10,000 or more people. As of December 31, 2003, our network covers 99.87% of the Turkish population living in cities of 5000 or more and 99.45% of the Turkish population living in cities of 3000 or more. Coverage also includes substantially all of the Mediterranean and Aegean coastline. We meet the coverage requirements of our license.

        We have continued developing our network in order to improve quality and expand capacity. In urban areas, we have increased coverage and capacity by placing network infrastructure in building sites (such as shopping malls, business complexes and entertainment centers). The highest coverage density has been achieved in the major urban areas, especially Istanbul.

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

        As of March 31, 2004, our network had the following characteristics:

  •
  25 Gateway mobile switching centers, or GMSCs, to direct the incoming and outgoing traffic to and from a fixed-line network as well as other mobile networks;

  •
  12 Tandem Exchanges to route mobile traffic within our network;

  •
  an aggregate of 105 MSCs and 142 BSCs to originate/terminate calls from/to end users and to collect billing information for the calls;

  •
  23 SHLRs to maintain user data in the system and to manage security for the user and the handset data; and

  •
  7874 active base station sites.

  Capacity

        We believe that we have sufficient bandwidth to serve our current and projected subscriber base and that we currently meet the capacity requirements of our license. To enhance the network capacity where congestion is a possibility, we intend to construct additional network sub-infrastructure, or implement technological advances that will permit bandwidths to be used more efficiently. A number of techniques are employed to increase the effective carrying capacity of a given allocation of spectrum. Beyond a certain point, however, it may become impracticable to apply these techniques in densely populated metropolitan areas for reasons of cost or technological limitations. The amount of spectrum currently allocated to our network may not be sufficient to accommodate the growth of our subscriber base. We may need to request from the Telecommunications Authority additional spectrum in the 900 MHz band or the 1800 MHz band. Core network capacity is continuously being enhanced with processor upgrades and expansions to existing equipment in order to accommodate further increases in our subscriber base and the accompanying call handling and traffic capacity demands.

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

        We have three Regional Management Centers with qualified Turkcell staff that operate and maintain our network in three main geographical regions. In addition, the Turkcell Network Control Center located in Istanbul monitors our entire network 24 hours per day, 365 days per year, and ensures that necessary maintenance is performed in response to any problems.

        In addition, we have a Business Continuity Plan to respond to any catastrophic situations, such as earthquakes, with a minimal impact on the network, and to restore all services in the shortest amount of time possible. This plan consists of organizational procedures, roles and responsibilities, telephone chains, to-do lists, dissemination of information regarding the situation, redundancy scenarios and various precautionary measures to distribute the risks geographically in order to lower the overall impact.

  Transmission Lines

        Radio network transmission is either provided as leased lines from Turk Telekom or microwave radio links that we own and operate. As of the December 31, 2003, approximately 25% of our BTS transmission is provided by microwave radio links and 75% is provided by the leased lines.

        To expand our network coverage, we also install BTS units in private sites where leased lines are not readily available. Where these sites are used, we employ a High bit rate Digital Subscriber Line, or HDSL, link for distances of up to 2 km (from the BTS site to the nearest Turk Telekom location or another Turkcell site) or radio link equipment for longer distance BTS connections.

        All of our switching equipment that forms part of our core network, including MSCs, Gateway MSCs, Tandem switches, HLRs and BSCs is located within buildings we own. Transmission between these sites is achieved through a leased Synchronous Digital Hierarchy ("SDH") ring backbone network. As a result, we are better able to increase our capacity and establish new connections required for network expansion and architectural changes can be completed quickly. Our switches that were previously located in Turk Telekom's buildings have now been moved to our switching sites.

        Interconnections with other GSM networks and the PSTN network are realized with leased lines. Until December 31, 2003, we were required under Turkish law and regulations to lease all of our transmission lines from Turk Telekom primarily to the extent that Turk Telekom could satisfy our requirements. Turk Telekom's monopoly ended at December 31, 2003, however, Turk Telekom is still the only operator that owns a nationwide fiber transmission network in Turkey.

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

  Dropped Calls

        Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during the most congested hour of network traffic during the relevant time period to the traffic intensity in that congested hour. Using this industry standard for dropped calls, our monthly dropped call rate has decreased from 1.44 per erlang for December 2002 to 1.27 per erlang for December 2003. As of March 31, 2004, our dropped call rate had further decreased to 1.24 per erlang.

  Services and Platforms

        Turkcell currently maintains an Intelligent Network which offers services such as Mobile Virtual Private Network and prepaid services. As at March 31, 2004, our Intelligent Network consists of the following:

  •
  34 Service Control Points to control our services.

  •
  28 Service Data Points to maintain user-specific accounts.

  •
  Updated prepaid hardware and software, which is capable of handling approximately 17.7 million subscribers. It is possible to increase this capacity by installing new nodes or upgrading our processors.

  •
  Mobile Virtual Private Network system, which offers subscriptions to medium/large companies on a cost-effective tariff. This consists of three Service Control Points with subscriber capacity of 360,000.

  •
  Short Message Service Center, or SMSC, consisting of four nodes with a total capacity of 3,000 messages per second.

  •
  WAP gateway, providing both SMS circuit switched data and GPRS connection types (bearers) to Internet content, banking applications, and information services.

  •
  Prepaid administrative system (Large4) used for prepaid subscriber administration; 8 interactive voice recordings with 1920 voice trunk for prepaid recharge and account checking functions; and two separate service management application systems for service administration of prepaid and Mobile Virtual Private Network Services Control Points.

  •
  The Turkcell Voice Mail System is based on five nodes, which can accommodate up to 1.5 million subscribers. When a new voicemail message is received, it sends an SMS to the mailbox owner.

  •
  The Turkcell Uni-message platform, which provides the ability to access voice, fax, and e-mail messages from anywhere. It is possible to get new messages from the web, via e-mail or by fax machine. It also notifies subscribers about the new messages with SMS or e-mail. It can handle up to 100,000 subscribers.

  •
  Our Call Alert Service, which provides information to the called party about callers, calling time(s) and number of calls. Information is sent with SMS messages. The System can handle 60 calls simultaneously.

        In 2001, we fully launched General Packet Radio System (GPRS) services, and as of December 31, 2003, we had 450,000 attached GPRS subscribers and our available capacity can handle up to 600,000 simultaneous attached users. The other significant features of the services platforms are as follows:

  •
  Mobile positioning system infrastructure, which has been operational since September 2001 and provides location-based services such as car fleet management, tracking, and yellow pages.

  •
  Cell broadcast center infrastructure, which is to provide location-based information like cell information and advertisements. At December 31, 2003, our capacity allows for two messages per second.

  •
  Our Over The Air (OTA) platform, which has the capacity to support five million active subscribers and supports SIM Tool Kit (STK) based services, which enable the operators to configure SIM card contents remotely.

  •
  GSM Point of Service (GSM PoS) infrastructure is used to handle credit card PoS applications through the GSM network. At the end of 2003, the capacity was 120 simultaneous transactions.

  •
  Welcome Platform is used for information services to international roamers in Turkey.

  •
  USSD Gateways are servers to facilitate user interactive operator services such as reverse charging and m-payment. At the end of 2003, the capacity was 1,000 messages per second.

  •
  Call Back Platforms enable enhanced voice services such as reverse charging. At the end of 2003, the capacity was 5,368 voice trunk.

Sales and Marketing

        We have developed a two-pronged sales and marketing strategy. First, we seek to concentrate on the primary point of mobile sales, the equipment dealer. Second, we seek to promote brand awareness in the market in general.

  Sales of Mobile Services in Turkey

        In Turkey, independent equipment dealers serve as the primary point of mobile service sales. Subscribers generally must purchase a mobile phone from a dealer to commence services. We do not sell mobile phones and do not expect to do so. Mobile phones are imported into Turkey by third party importers. Mobile phones need an activated SIM card to operate. We sell postpaid 8K SIM Cards at a price of approximately TL 2.5 million (equivalent to $1.69 at June 9, 2004 and 32K SIM Cards at a price of approximately TL 2.5 million (equivalent to $1.69 at June 9, 2004), as well as prepaid 8K starter packs, with 100 counter initial airtime, at a price of approximately TL 29.9 million (equivalent to $20.2 at June 9, 2004) and prepaid 8K starter packs with 250 counter initial airtime at a price of approximately TL 35.24 million (equivalent to $23.80 at June 9, 2004), 32K starter packs with 100 counter initial airtime at a price of approximately TL 31.16 million (equivalent to $21.04 at June 9, 2004), directly to mobile phone importers which distribute the SIM cards, along with handsets, to dealers. Some dealers only sell the mobile phone of a particular manufacturer, while other dealers carry a number of mobile phone brands. Similarly, dealers may either sell mobile phone handsets which utilize a specific GSM operator's service exclusively or offer prospective subscribers a choice of operators.

        At the dealer's shop, the subscriber chooses a mobile phone and a GSM network provider. Turkcell exclusive dealers activate a subscriber's service directly through an online system. Subscription forms are then sent to Hobim, an outsourced company, for control and verification. For more information on our contract with Hobim, see "Item 7B. Related Party Transactions—Hobim Bilgi Islem Hizmetleri A.S. (Hobim).

        We deal primarily with six importers and distributors in Turkey, which account for the bulk of Turkish mobile phone sales.

  Turkcell Sales Efforts

        We sell postpaid and prepaid services to subscribers through our distribution network, which is composed of distributors, exclusive and nonexclusive dealers and TurkcellExtra shops. We also sell prepaid scratch cards through newspaper kiosks operated by the Sabah Media Group. As of May 31, 2004, we had a nationwide network of approximately five exclusive mobile phone dealers who sell only Turkcell services through a total of approximately 746 exclusive dealerships. Turkcell-exclusive dealers have an online connection to our subscription services department. This connection streamlines the activation process for our subscribers. These exclusive dealers accounted for 80% of our new subscribers in 2003. There are approximately 5,330 subdealers who act as Turkcell Activation Points throughout Turkey, where our basic services are offered. These subdealers operate both out of their own shops and through Turkcell-exclusive dealers.

        Turkcell exclusive-dealers also administer TurkcellExtra shops. Most of our 186 TurkcellExtra shops are in popular shopping malls and on main streets. TurkcellExtra shops create a relaxed, user-friendly environment where both existing and potential subscribers have access to new products and services. Each TurkcellExtra shop has at least one Turkcell service consultant, an educated person who is trained to present our services including data related services.

        To a lesser extent, our services are also sold through non-exclusive dealers. Our prepaid Muhabbet Kart services are sold exclusively through approximately 9,832 newspaper kiosks. We pay all our dealers an activation fee for each new subscriber that they obtain. Our exclusive dealers receive additional fees based on their performance. We also have approximately 29,333 sales points for voucher cards. Of these sale points, approximately 8,514 points are digital scratch card points such as ATMs, POSs, kiosks, Call Centers, Internet, Web, WAP, retail chain (NCR tellers), SMS and Digital TV.

        As of May 31, 2004, the number of POS terminals reached 2,712 points, including 959 Turkcell Exclusive Dealers, 807 subbranches of Turkcell-exclusive dealers, 345 authorized subdealers, 200 post offices, 42 Retail Chains (Yimpas), 20 gas stations (Shell) and 78 newspaper dealers. These terminals enable subscribers to purchase refill cards and to pay invoices by credit card. We have also started to sell digital counters through 1,416 Yapi Kredi Bankasi ATMs, 592 Pamukbank ATMs 908 Garanti Bankasi ATMs and 196 Denizbank ATMs as of May 31, 2004.

        We maintain a direct sales force composed of two groups: the Channel Management group and the Corporate Group. Channel Management consists of four groups: Field Sales and TurkcellExtra Customer Services; Channel Operations; Logistics and Sales Control; and Channel Performance and Planning.

        Field Sales and TurkcellExtra Customer Services and Channel Operations develop strong relationships with and promote brand loyalty among dealers through a variety of support and incentive programs such as those that educate dealers about the technical aspects of our products and services and provide sales training to increase sales and enhance customer relations.

        The Corporate Group addresses large enterprises through direct account managers and small and medium enterprises (SMEs) with indirect sales channels through a corporate focused dealer organization. The main focus of our Corporate Group is to provide large enterprises and SMEs with mobile services to meet their communication requirements and support these solutions with retention and acquisition programs and tariffs. The Corporate Segment Management Team works closely with solution partners and application providers to integrate mobility into enterprises' operations through tailor-made total solutions packages.

  Advertising

        Our advertising efforts are primarily geared towards promoting the quality, reliability and novelty of our services. In the early stages of our operations, these efforts concentrated on raising awareness of the benefits of mobile communications, with specific emphasis given to voice transmission. More recently, together with the introduction of more sophisticated products like GPRS and the increased demand for SMS-based services, our advertising focus has shifted toward promoting the Turkcell brand as Turkey's premier mobile communications provider. Our innovative new products and services are promoted as providing greater freedom, more convenience and a better quality of life. Our advertising efforts are segmented along key subscriber segments, with specific campaigns targeting specific subscriber needs. In order to ensure that each message reaches its targeted audience effectively, we advertise through television, cinema, radio, outdoor, print and electronic media as well as direct marketing and field activities like the Turkcell "Road Show" and "Field Force" programs.

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

        Our Customer Relations Division was reorganized in 2003 to consist of five units:

  •
  Contact Center Management Unit

  •
  Billing Operations and Logistics Unit

  •
  Customer Process Improvement and System Support Unit

  •
  Training and Development Unit

  •
  Fraud Detection and Prevention Unit

  Contact Center Management Unit

        Our Contract Center Management Unit, reorganized in December 2003, gives strategic direction, monitors performance and coordinates the service and development programs of our Call Center, Solution Center and Self Service Channels. This team consists of 34 people divided into sections largely corresponding to our segmented approach to subscribers.

        Our Call Center offers 24 hours per day, seven days per week service through sites in Istanbul and Izmir. Since July 1, 2000, the operation has been run by Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. ("Global"), one of our wholly-owned subsidiaries. Global provides segmented contact center services based on our subscriber strategies. In addition to the basic call center activities, Global also handles retention and acquisition programs, which were improved and expanded in 2003.

        Our Customer Service representatives are competent in more than one function and are computer literate; many are bilingual and/or university graduates. They receive different types of customer requests according to their skills.

        Our call centers answer around 120,000 calls per day. All of our subscriber contacts are evaluated in order to improve our products and services and customer relations.

        Our Customer Solution Center has been run by Global since November 2003. This operation handles billing, technical, subscription and e-mail queries coming through our frontline subscriber interfaces such as the Call Center, dealers and Turkcell Extra shops.

        The Solution Center receives around 95,000 queries per month. All of the incoming queries are stored in our systems for further analysis, which drive the major changes and improvements in our subscriber processes and systems.

        Our Self Service Channels Unit has been run by Global since November 2003. The main goals of this unit are to improve the subscriber experience through self-service channels, to maximize the value of the client relationship, to decrease the service cost per subscriber and to provide seamless multi-channel integration.

        The Self Services Channels unit manages subscriber relations through the Internet, Digital TV, IVR, SMS, WAP and Kiosks. We are the only operator in Turkey to offer GSM applications to serve subscribers at home through Digital TV.

  Billing Operations and Logistics Unit

        Established in May 1998 after Turkcell received its license, Billing Operations (formerly Billing & Archiving) deals with the control and accuracy of billing data and the operations of printing, enveloping, mailing and archiving of all customer documents. Hobim is a Turkish printing company which is responsible for the printing, delivering to the postal service, and archiving. For more information on our contract with Hobim, see "Item 7B. Related Party Transactions—Hobim Bilgi Islem Hizmetleri A.S. (Hobim)." For the accuracy and continuity of operations, the Billing Operations and Logistics Unit has undertaken the management of the billing process by providing required coordination with internal subscribers and partners, creating solutions to the problems that have been experienced and making strategic decisions on changes to be made. In addition, this unit provides guidance to internal subscribers about the legal and technical content of the mails. Since March 2003, we have been using invoices as a marketing tool for increasing subscriber loyalty and satisfaction by printing invoices for subscribers that include personalized information and messages. For premium users, we also use colored and dynamic structured invoices.

        The Billing Operations and Logistics Unit is composed of four teams: Billing, Control, Pricing, Operations, Archiving and Logistics. The Billing Control Team is responsible for the accuracy and control of billing data and the management of processes starting from the transfer of billing data to the printing company (Hobim) until the arrival of invoices to the subscribers. The Pricing Operations Team is responsible for updating the postpaid and prepaid billing systems with new price levels resulting from changes in tariffs, services and campaigns. The Archiving Team is responsible for subscription operations outsourcing to Hobim for postpaid and prepaid subscribers. Additionally, it is responsible for physical and electronic archiving invoices, subscription and other customer documents. The Logistics Team is responsible for all shipments to Turkcell customers and management of related vendors (such as courier companies).

  Customer Process Improvement and System Support Unit

        The Customer Process Improvement and System Support unit consists primarily of two groups: the Customer Process Improvement group and the Customer System Support group.

        The main objectives of the Customer Process Improvement group are to analyze, define, monitor and improve all customer related processes. Its responsibilities include interdepartmental relations and communications with segment management, channel management and the Legal, Finance and Services and Product Development departments, calculating and reducing process costs and taking preventive actions based on problem analysis forwarded by the Information Management team. The group is also responsible for coordinating and organizing all projects in Customer Relations and developing simple, safe and cost effective processes affecting both the subscriber and Turkcell.

        The main objectives of the Customer System Support group are to collect, update and analyze subscriber data, to develop new applications, execute user acceptance tests and improve the systems used by Customer Relations Units according to subscriber and user needs, and to define user profiles and give technical support to reporting groups. The Customer System Support group also monitors and reports results from Customer Relations Units, produces alarms, monitors and organizes Customer Relations, budget, calculates the costs of Customer Relation activities and processes and develops internal Customer Satisfaction Survey systems.

  Training and Development Unit

        The Training and Development Unit designs and delivers service and product, work process, software, mobile technology and orientation training for personnel working at Turkcell Extra Shops, authorized dealers, fairs and conventions and designs and provides training for training personnel at outsource companies such as the Contact Center. The unit ensures that information about our products delivered to our service centers is correct, up to date and delivered in a timely manner.

  Fraud Detection and Prevention Unit

        The Fraud Detection and Prevention unit is responsible for protecting us from fraudulent "air time" theft and abuse. This unit uses many methods to control fraud and minimize our fraud-related losses from false subscriptions and unauthorized use of services. In addition, this unit analyses fraud risks for new products and services and calculates risk assessments of usage for such products and services. This unit also investigates suspected air time and service usage fraud cases and develops new techniques to decrease the risk of the occurrence of fraud.

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

        While continued improvement of our current operations is a key priority, we may further expand and increase our presence in key markets in the region such as the Commonwealth of Independent States (C.I.S.), the Russian Federation, Eastern Europe, the Middle East, and North Africa. In accordance with this intent, we made investments in Iran and Ukraine in 2004. We intend not only to transfer our technological know-how and marketing expertise, but also to maximize economies of scale and group synergy. As global competition increases in the telecommunications industry, companies need to evaluate opportunities for "intelligent expansion" within their geographic region to ensure development of new business lines and create synergies with existing ones.

  Fintur

        In order to facilitate the diversification of our telecommunications business and the development of additional telecommunications services using advanced technologies, such as Digital television and Internet services, we formed a holding company in 2000 to hold many of our non-GSM and international GSM investments. The holding company, Fintur, was owned jointly with some of our principal shareholders. Prior to the subsequent restructuring in 2002, we owned 25% of Fintur. The remaining equity of Fintur was owned by Sonera Holding B.V., Cukurova Holding A.S., Cukurova Investments N.V., Yapi ve Kredi Bankasi A.S. and Yapi Kredi Holding B.V. Fintur currently holds our entire interest in our international GSM investments other than our Northern Cyprus, Iran and Ukraine operations.

        The paid-in capital of Fintur was increased from $360.0 million to $497.5 million in March 2001. Fintur's board proposed to its shareholders on June 8, 2001, to increase its authorized paid-in capital by €75.0 million. We and Sonera Holding B.V., both Fintur shareholders, paid $17.3 million and $23.3 million, respectively, as advance capital payments, although no new shares were issued by Fintur. In April 2003, Fintur shareholders decided that the advance payment should be considered as additional paid in capital of the current issued and outstanding shares in Fintur.

        During 2002, Fintur restructured its two business divisions, the international GSM businesses and the technology businesses. Under the restructuring agreement, we bought 16.45% of Fintur's international GSM businesses from the Cukurova Group, increasing our stake in Fintur to 41.45%. Simultaneously, Fintur sold its entire interest in its technology businesses to the Cukurova Group. We paid a total of $70.7 million to the Cukurova Group. We believe that the reorganization of Fintur will enable us to focus on our core mobile business and provide opportunities for future growth since these GSM operations are located in countries with low mobile penetration rates.

        Below is a description of the businesses currently held by Fintur.

Azercell

        Fintur indirectly owns 51% of Azercell Telekom B.M., or Azercell, which offers GSM services on both a prepaid and a postpaid basis in Azerbaijan. As of December 31, 2003, Azercell had approximately 53,872 postpaid and 858,264 prepaid subscribers. Azercell provides service covering all cities of Azerbaijan, encompassing approximately 96% of the country's population. Azercell currently has roaming agreements with 188 operators in 87 countries. Azercell has a majority interest in Azeronline Ltd. ("Azeronline"), the leading Internet Service Provider ("ISP") in Azerbaijan. Azeronline was established as a limited liability enterprise in December 1999 and is owned 51% by Azercell.

Geocell

        Fintur indirectly owns 83.2% of Geocell Ltd., or Geocell, which operates a GSM network and offers mobile telephony services in Georgia. As of December 31, 2003, Geocell had approximately 307,573 subscribers. The Geocell network currently covers approximately 92% of Georgia's population. Geocell has entered into roaming agreements with 254 operators in 107 countries.

GSM Kazakhstan

        Fintur owns 51% of GSM Kazakhstan, along with Kazakhtelekom, the Kazakhstan monopoly fixed-line operator, which owns 49%. GSM Kazakhstan offers mobile telephony services in Kazakhstan and had approximately 989,215 subscribers as of December 31, 2003, of which approximately 25,926 were postpaid, approximately 211,740 were paid-in-advance subscribers that had postpaid services but pay in advance and approximately 751,549 are prepaid. GSM Kazakhstan has a nationwide GSM license, which was granted on June 8, 1998, for a term of 15 years. GSM Kazakhstan currently has roaming agreements with 199 operators in 87 countries.

Moldcell

        At December 31, 2003, Fintur directly and indirectly owned 100% of Moldcell S.A., or Moldcell, which offers GSM services in Moldova. Moldcell was incorporated in Moldova in October 1999 as a joint venture between us and Accent Electronic SA, a Moldovan entity. Subsequently, we transferred our interests in Moldcell to Fintur. In March 2003, all of Accent Electronic's shares were purchased by Fintur. Moldcell received a license to operate a GSM network in Moldova in November 5, 1999. The license is valid for 15 years. Moldcell commenced GSM operations in April 2000. As of December 31, 2003, Moldcell had 175,844 subscribers.

  Other International Operations

Irancell

        Irancell, which is currently in the process of formation, will be owned jointly by a Dutch entity, East Asian Consortium B.V., which is owned by us and Ericsson Telekomünikasyon A.S., and two Iranian companies, Parman Ertebat Co. and Iran Electronic Development Company. We will indirectly own 51% of Irancell through our interest in East Asian Consortium B.V. (East Asian). As a result of the Iranian Government's tender process which was finalized in February 2004, the Irancell Consortium has been selected as the "Licensee" to be authorized to build and operate a nationwide GSM 900/1800 network in Iran and provide GSM services to the Iranian people. The license is for an initial period of 15 years and can be extended for additional five-year periods by either party. Under the terms of the license, Irancell will be required to pay an initial upfront license fee of €300 million and an ongoing license fee based on a percentage of the precommitted gross revenue or the actual gross revenue, whichever is greater. These obligations of Irancell will not be required, pursuant to the license agreement, to be guaranteed by any subsidiary of Turkcell other than Irancell.

Digital Cellular Communications

        On December 17, 2003, our board of directors announced their decision to establish a new company with the current shareholders of CJSC Digital Cellular Communications ("DCC"), the third largest mobile operator in Ukraine in terms of subscribers. DCC owns a network based on the TDMA800 standard, while holding a nationwide GSM1800 license through its 99% owned subsidiary Limited Liability Company Astelit ("Astelit"). We signed the partnership agreement with the shareholders of DCC on April 2, 2004, thereby marking the start of DCC's GSM operations in Ukraine.

        In accordance with the partnership agreement, a limited liability company, namely Euroasia Telecommunications Holdings B.V. ("Euroasia") was established in the Netherlands. Turktell International, of which we own 100.00%, received 51% of Euroasia in return for a capital contribution of US$50 million. In addition, we have provided a financial assistance guarantee pursuant to which we have agreed to arrange at least $150 million of financing for DCC prior to 2006. Euroasia owns 99.0% of DCC.

        The new venture will concentrate on building a nationwide GSM1800 network to become operational within the next 12 months while continuing to operate the existing TDMA network. Astelit's GSM license is valid until 2008, with an extension option.

KKTCell

        On March 25, 1999, we established Kibris Mobile Telekomunikasyon Limited Sirketi, or Kuzey Kibris Turkcell (KKTCell), a 100% owned subsidiary of Turkcell, to operate a GSM network in Northern Cyprus, and it entered into a revenue sharing agreement with the government of the Republic of Northern Cyprus. KKTCell began its operations in July 1999, three years after the incumbent mobile operator. As of December 31, 2003, KKTCell had 93,718 subscribers. KKTCell operates under a revenue sharing agreement with the government of Northern Cyprus, which provides for an equal division of collected revenues between KKTCell and the government. The revenue sharing agreement also provides that to the extent that collected revenues are less than 95% of accrued revenues, the difference between the accrued revenues and collected revenues shall be divided equally. The revenue sharing agreement terminates automatically at the end of ten years and six months from March 25, 1999.

Kibrisonline

        Kibrisonline was established as a limited liability enterprise on July 10, 2000, and commenced its operations on January 10, 2001. In addition to providing Internet access, Kibrisonline also provides content and e-commerce capabilities to individual and corporate clients. As of December 31, 2003, KKTCell holds a 60% interest in Kibrisonline and the remaining 40% is owned by the local partner Airtech Limited.

Other Domestic Operations

  Bilisim ve Egitim Teknolojileri A.S./Iyi Eglenceler ve Turizm A.S.

        Bilisim ve Egitim Teknolojileri A.S. ("Bilisim"), established on July 24, 2000, was incorporated to provide educational services over the Internet and ITV. As a result of the economic crises experienced in 2000 and 2001, the offering of distance learning services was postponed and, in the first quarter of 2001, the company changed its focus to entertainment. On March 13, 2003, Bilisim signed a joint management agreement with Reysas Sanatsal Gosteri Merkezi ve Turizm A.S. to cooperate on the management of a show venue called Mydonose Showland located at the CNR fairground and to organize shows and joint activities at this venue as well as other possible venues. Recently the company changed its name to Iyi Eglenceler Eglence ve Turizm A.S. to reflect its new vision. We own 100% of Bilisim.

  Global

        On October 1, 1999, we established Global in order to provide telemarketing, telesales, directory assistance and call center services especially for us. As of December 31, 2003, Global employs 86 employees in Superonline's customer care services, 1,810 employees in our directory assistance service and 315 employees in Digital Platform's customer care and telemarketing services. We own 99.89% of Global.

  Turktell

        On June 13, 2000, we established Turktell Bilisim Servisleri A.S., or Turktell, a 100.00% owned subsidiary, to provide and manage marketing activities for the services developed by us or our group companies and to act as a venture capital company for new projects for our group companies. Turktell participates in the marketing and development of all joint ventures related to content, e-commerce and B2B, or business-to-business, and other new businesses. Turktell's top management members are also Board Members in most of these companies.

  Turktell International

        In April 2004 we established Turktell Uluslararasi Yatirim Holding Anonim Sirketi ("Turktell International") with a capital amount of $50 million as a holding company for GSM operations abroad. We own 99.99% of Turktell International.

  Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S.

        Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. ("Inteltek"), established on April 6, 2001, was incorporated to explore business opportunities in the gaming business. Turktell has a 55% interest in Inteltek, the Greek gaming company, Intralot has a 25% interest and Teknoloji Holding holds the remaining 20% interest. Inteltek was granted a license in 2002 by Genclik ve Spor Genel Mudurlugu to provide and operate a central betting system, and to establish stationary agents and an electronic betting platform for placing bets on sporting events. A second license has been granted to Inteltek in October 2003 allowing Inteltek to provide fixed odds betting games.

  Libero Interaktiv Hizmetler A.S.

        Libero Interaktiv Hizmetler A.S. ("Libero") was established on September 2, 2003, to provide remote betting services to the general public over the age of 18 through fixed internet, mobile phones, Interactive TV and IVR. The shareholders of Libero are Turktell (55%), Intralot (25%) and Teknoloji Holding (20%). Libero signed an agreement with Genclik ve Spor Genel Mudurlugu to offer football-related remote betting services on March 26, 2004. Paramutuel and Fixed Odds Betting Services through fixed internet and mobile phones will be offered starting from June 2004.

  Mapco Internet ve Iletisim Altyapi Hizmetleri A.S.

        Mapco Internet ve Iletisim Altyapi Hizmetleri A.S. ("Mapco") was incorporated to provide Internet services through any means of wireless communication. The company merged with Platco Internet ve Iletisim Altyapi Hizmetleri A.S. on December 26, 2001, under the legal structure of Mapco. Mapco became responsible for managing the new mobile service platform, Shubuo, in June 2003. Also in June 2003, Turkcell acquired 30% interest of Mapco from Superonline, a company whose shares are owned by some of our shareholders, increasing our direct and indirect participation to 100%.

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

        Under the Telecommunications Law, Turk Telekom was the monopoly provider of national and international voice telephone services including the establishment and management of all infrastructure (excluding the telecommunications infrastructure required to be established by the business enterprises in the concession agreements or telecommunications licenses or general permits related to the telecommunication services and personal telecommunications premises) until December 31, 2003, subject to some limitations. Upon the expiration of Turk Telekom's monopoly, other companies may be authorized to provide telecommunications services and operate infrastructure upon the Telecommunications Authority's approval. Value-added telecommunications services, including GSM services, may be provided by capital companies incorporated in Turkey that duly conclude a concession agreement or obtain a telecommunications license or general permission under the provisions of the Telecommunications Law and the Telecommunications Services Regulation. Some services can only be carried out by an operator through a concession agreement to be concluded with the Telecommunications Authority. Although Turk Telekom's monopoly expired on December 31, 2003, Turk Telekom still maintains a de facto monopoly because there have been no license agreements concluded with the Telecommunications Authority and no other operators have been authorized to provide services within Turk Telekom's monopoly area (other than the authorization of long distance call services).

        On June 5, 2004 the Telecommunication Authority designated Turk Telekom as an operator holding de facto monopoly on national and international voice carrying services and in telecommunication network market, excluding networks which shall be constructed by licensed Telecommunications operators and individual telecommunications networks, in accordance with The Telegram and Telephone Law No. 406 aritcle 29 (b) until the constitution of the fair competition in relevant markets. According to the foregoing regulation the Telecommunication Authority is able to establish the method of calculation of maximum prices, included rental charges of leased lines and transmissions, on a non-discriminative and cost basis by any administrative acts and regulations.

        The Telecommunications Authority amended the Regulation on the Telecommunication Services on April 13, 2004 for the authorization of Long Distance Call Services. On May 17, 2004, 27 new operators obtained telecommunications licenses to provide long distances call services from the Telecommunications Authority. According to the terms of the regulation and license application procedure Turk Telekom is responsible to provide carrier selection and access to the new operators networks.

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

        The Electronic Signature law was published on January 15, 2004 and will become effective on July 15, 2004. The purpose of the Electronic Signature Law is to establish electronic signature's technical and legal structure and general principles for its usage. The Electronic Signature Law has amended other Turkish laws and regulations regarding the status of hand signature. As a result of this law an electronic signature has the legal same effect as the hand signature except legal transactions that should be testified by a public authority.

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

        The Telecommunications Authority passed the "Tariff Regulation" on August 28, 2001, which sets out the principles and procedures to be applied for the approval and the audit of the tariff to be applied to the telecommunications services if it is determined that a business enterprise: (i) is a legal or a de facto monopoly; or (ii) is in a dominant position in the relevant service or geographic market; or (iii) has significant market power. In case it is determined by the Telecommunications Authority that the business activities are within the scope of such Regulation, the tariffs should be submitted to the Telecommunications Authority for approval. The tariffs would be based on the cost of efficient service provision method and should not include extreme prices incurred as a result of efficient market power of the business enterprise or any price discounts intended to restrain competition in the market. Also, such tariff should not result in discrimination among users who benefit from the same or similar telecommunications services. The Telecommunications Authority applies these principles to both the cost of efficient service provision and price cap methods while granting the approval or auditing the tariffs. The Telecommunications Authority published a communique on June 3, 2003 defining "dominant position" as any position enjoyed in a related telecommunications market by one or more enterprises by virtue of which those competitors and consumers are able to determine economic parameters such as the amount of production or distribution, price and supply. In determining which operators possess dominant position, the Telecommunications Authority will take into consideration the following criteria: market share; vertical integrity; the power to influence market conditions; entrance to relevant market; difficulty to control and replace the network; technologic superiority; lack of competition in the relevant market; the quantity of unused capacity and the power to access financial resources. On June 9, 2004, the Telecommunications Authority designated Turkcell an "operator holding dominant position" in the GSM Mobile Telecommunications Services Market.

        The Telecommunications Authority issued the Regulation on the Principles and Procedures of GSM Telephone Subscription in September 2002. The Regulation sets forth the principles applied to the relationship between GSM operators like Turkcell and their subscribers, and specifically deals with termination of subscription. Under the Regulation, subscribers desiring to terminate their subscription agreement must notify a fully authorized retailer of their GSM operator in writing or the GSM operator through the Internet, or by calling the operator's customer services unit. The GSM operator deactivates the subscriber's line on the date of notification. If notification of termination is performed through the Internet or via the GSM operator's customer services unit, the subscriber is obliged to notify the fully authorized retailer in writing within 10 days. Notifications duly performed are concluded within seven days of the notification, and termination of subscription is confirmed in writing to the subscriber within that same period. Subscribers terminating their subscription agreement should be informed about the regulation compelling the operators to provide the subscriber's new telephone number (received from a new operator) to a calling party with an announcement within 60 days after the termination of subscription. According to this regulation the GSM operator will be required to announce the consumer's new number within 60 days.

        Further, the Telecommunications Authority published a Regulation on processing personal information and protecting confidentiality in the telecommunications industry on February 6, 2004. The purpose of the Regulation is to establish general principles to secure personal information and protect confidentiality.

        The Regulation establishes the following principles: an operator's technical or administrative precautions to secure its services and its network must be approved by the Telecommunications Authority; operators must warn their consumers about risks and give them information to prevent such risks; except pursuant to a legal obligation or court decision, an operator may not listen to, observe, record, preserve, or disconnect voice telecommunications without the permission of those communicating; and operators may not observe, record or preserve data traffic concerning telecommunications except for their services. If some services required to be provided under the Regulation are technically impossible or unreasonably expensive, the operators may receive the Telecommunications Authority's permission not to provide those services.

        The Telecommunications Authority published a Numbering Directive on February 26, 2004. The purpose of the Directive is to establish general principles of the planning national network's number, to dedicate numbers according to the national plan, to provide efficient use of dedicated numbers, and to determine provisions for withdrawing dedicated numbers. The Directive establishes the following principles: application of principles of qualitative and quantitative continuity, reliability, productivity, clarify, transparency, non-discrimination and efficient use of sources, unless otherwise required by law or necessitated by objective reasons; giving priority to national security, urgent cases and public order requirements; compliance with the regulations of the associated international organizations; promoting useless application and applications serving the public interest; protection of consumers' rights; and promoting applications ensuring a competitive market and continuity.

        The Telecommunications Authority published a regulation concerning "Co-Location and Facility Sharing" on December 31, 2003. According to the Regulation, operators holding significant market power and Turk Telekom will be Co-Location incumbents and operators having the right to establish their facilities upon or under of public or third party's land or having the rights to compulsory such lands, will be of Facility Sharing incumbents.

        General Principles of Application Of The Regulation concerning "Co-Location and Facility Sharing": Except interconnections and access to the local network all demand on switching, orientation and positioning of control elements will be out of the communique scope. Co-Layout and Facility Sharing prices will be determined on cost basis. Any land, facility and the facilities under the usage of Co-Location responsible should be considered in the scope of Co-Location and Facility Sharing to increase competition, to use restricted sources efficiently and to support public good. The costs should be certificated by the Co-Location responsible. Efficient competition should be incited between the operators. To not corrupt parties operational and investment plans, an efficient communication between parties shall be provided.

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

        The Telecommunications Authority issued the Regulation on Administrative Fines to be imposed on the Operators on August 1, 2002, setting out applicable rules in case the operators do not comply with the provisions of the legislation, concession agreements, telecommunications license or general authorization. The Regulation authorizes the Telecommunications Authority to impose fines in case an operator submits incorrect or misleading documents; fails to submit documents as requested by the Telecommunications Authority; does not timely submit such documents; does not permit inspection or audit to be made by the Telecommunications Authority; uses unpermitted equipment or equipment not complying with standards; alters technical features of equipment; or does not pay fees arising from its use of license and frequencies or does not comply with the provisions of concession agreements, telecommunications licenses and general authorizations or the legislation (e.g., if the operator applies cross subvention among the services provided, does not inform the Telecommunications Authority of tariff amendments, violates interconnection or roaming obligations, does not provide the required minimum service, etc.). Applicable administrative fines for the prohibited acts range from 0.1% up to 3% of the operator's turnover for the preceding year.

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

  GSM Licensing in Turkey

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

        In accordance with the Amending Law, the Telecommunications Authority and the operators who as of the Amending Law either held a license or operated under concession agreements were entitled to renegotiate their agreements within one month following the effective date of the Amending Law, which was passed on May 23, 2001, in accordance with the Telecommunications Law and the regulations of the Telecommunications Authority. The Telecommunications Authority was required to consult with the Turkish Treasury with respect to the Turkish Treasury's share of the ongoing license fee provisions. If no agreement was reached at the end of this one-month period, the operators were required to renew their agreement with the Telecommunications Authority within one month following the end of the first one month period, provided that rights and liabilities included in the present agreements were preserved. The renewed license or concession agreements were subject to prior review by the Danistay before execution. If no renewal was made, the Telecommunications Authority might have exercised its rights pursuant to the Telecommunications Law, which include the imposition of penalties up to 3% of an operator's annual turnover or takeover of an operator's facilities. As a result of the renegotiations with the Telecommunications Authority, we have signed the renewed concession agreement regarding our license on February 13, 2002. The major provisions of the renewed agreement are identical to those in the concession agreement we had signed with the Ministry of Transportation in 1998. However, unlike the first concession agreement dated 1998, the renewed agreement provides that a monthly payment of 15% over our gross revenue to be paid to the Treasury shall be subject to the legal interest rate. In case such payments are not duly paid twice in any given year, a penalty sum in an amount equal to triple the last monthly payment shall be payable to the Treasury. We are also obliged to pay annual contributions to the Telecommunications Authority's expenses in an amount equal to 0.35% of our net revenues. Finally, an article concerning the protection of users' ("subscribers') rights and another new article concerning arbitration for settlement of disputes are included in the renewed concession agreement.

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

        Finally, the Telecommunications Services Regulations imposes obligations on Turk Telekom during its monopoly period (i.e. until December 31, 2003). In exchange for a fee and subject to availability, value-added licensees may use the premises, systems, buildings and facilities of Turk Telekom. Operators must lease transmission equipment from Turk Telekom if available and pay a fee for those leases. If leased lines are not made available by Turk Telekom, the licensee may, with the permission of the Telecommunications Authority, install its own transmission lines. Although Turk Telekom's monopoly expired on December 31, 2003, Turk Telekom still maintains de factor monopoly because there have been no license agreements concluded with the Telecommunications Authority and no other operators have been authorized (except the authorization of Long Distance Call Services) to provide services within Turk Telecom's monopoly area.

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

  •
  Provide the Telecommunications Authority with internally audited final income statements and balance sheets within two months following the end of each financial year.

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

Tariffs

        The license agreement regulates our ability to determine our tariff for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the Telecommunications Authority sets the initial maximum tariffs in Turkish Lira and US dollars. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs based on, in the case of maximum tariffs established in Turkish Lira, the Turkish Consumer Price Index announced by the Ministry of Industry and Trade of Turkey minus 3%. In the case of maximum tariffs established in US dollars, the increase is based on the US Consumer Price All Item Index minus 3%. Although action is required for an adjustment of maximum tariffs, our license agreement provides that we are free to establish rates for services up to the then existing maximum tariff (subject only to a seven-day prior notification to the Telecommunications Authority).

        In accordance with the license agreement, the Telecommunications Authority had undertaken to procure that the minimum charge per minute that Turk Telekom may charge its customers for any call from its network to our network may not be less than the basic charge that is charged by us to our customers. This procedure is under dispute in the case initiated before the Danistay by Turk Telekom against the Telecommunications Authority. For further information about this case, please see "Item 3D. Risk Factors" and "Item 8A. Litigation and arbitration proceedings."

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

        In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom) are obliged to renew their interconnection agreements within two months following the issuance of the Regulation. The renewed agreements must comply with the provisions of the Regulation, including cost-based pricing. Accordingly, we entered into a supplementary protocol with Telsim on October 9, 2003, and with Turk Telekom the following day. On September 9, 2003, we entered into a new interconnection agreement with Globalstar. As a result of intervention by the Telecommunications Authority, we entered into new supplemented protocols with Turk Telekom on November 10, Telsim on November 21, and Globalstar on December 11, with amended tariffs and tariff adoption procedures.

        The Telecommunications Authority published a communique on June 3, 2003 defining "significant market power" as "the power to influence economic parameters such as the purchase or sale price of services provided to other operators and users; supply and demand of said services; market conditions; components of fundamental telecommunications network utilized for telecommunications services; and access to users in the relevant telecommunications market." In determining which operators possess significant market power, the Telecommunications Authority will take into consideration the following criteria: market share; the power to influence market conditions; the relationship between quantity of sales and size of the relevant market; the power to control access to the end user; power to access financial resources; and experience regarding production and introduction of services in the market. On August 21, 2003, the Telecommunications Authority designated Turkcell an "operator holding significant market power" in the "GSM Mobile Telecommunication Services Market" and "GSM Mobil Call Termination Services Market" and Telsim an "operator holding significant market power" in "the GSM Mobil Call Termination Services Market."

        While all operators will be obliged to enter into negotiations for interconnection agreements with any requesting operator, Turkcell and Telsim, as operators holding significant market power, as well as Turk Telekom, are obliged to provide interconnection. These operators may limit access or interconnection to other operators only if it is objectively proven that network operation security or network integrity or data protection cannot be maintained or that interconnection or access is technologically unfeasible; in any case, the approval of the Telecommunications Authority is also required. The Telecommunications Authority may also limit the interconnection obligation of an operator upon the operator's request, provided that there are technical and commercial alternatives to the interconnection or that required resources for such interconnection are unavailable. While operators not deemed to hold significant market power are free to set their access and interconnection tariffs, operators holding significant market power are required to determine their access and interconnection tariffs on a cost basis. Specifically, the Regulation provides that the tariffs will be the marginal cost of procuring efficient services, including an "appropriate return" on capital employed for procurement of services, plus a portion of overall costs attributable to such service.

        In addition, the Telecommunications Authority has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price by the regulation concerning "Co-Location and Facility Sharing." See "Regulation Of Turkish Telecommunication Industry" above.

        The Telecommunications Authority may also require telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another.

        Under the Regulation, operators holding significant market power are required to provide access and services to all operators on equal terms. Operators with significant market power are also required to perform unbundling of their services, which means that they have to provide separate service of and access to transmission, switching, and operation interfaces. Furthermore, the Telecommunications Authority may establish rules applicable to the division of the costs of facilities among parties.

        All access and interconnection contracts must be submitted to the Telecommunications Authority within fifteen days of execution. The Telecommunications Authority may request modifications to the contracts should they contain any provisions contrary to the legislation. The access and interconnection contracts will be publicly available, excluding trade secrets. All operators holding significant market power will also be required to prepare reference interconnection proposals and submit them to the Telecommunications Authority. Turk Telekom will submit such reference interconnection proposals within three months of the date of the Regulation; other operators will be required to submit such proposals within three months following the date of the Telecommunications Authority's determination that they hold significant market power. Except where otherwise specified by the Telecommunications Authority, reference interconnection proposals will be renewed every year. Turkcell has submitted its reference interconnection proposal to the Telecommunications Authority, which has the right to vary its terms.

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

  Turk Telekom, Telsim, Aycell, IsTim, Milleni.com and Globalstar Interconnection Agreements

Turk Telekom Interconnection Agreement

  General

        We and Turk Telekom entered into an interconnection agreement dated April 24, 1998. The Turk Telekom interconnection agreement is intended to implement and supplement the framework for the provision of GSM services provided for in the License Regulations and our license agreement. On

September 20, 2003, we signed an agreement with Turk Telekom amending certain sections of the April 24, 1998 agreement.

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

  Call Tariffs

        In accordance with the agreement concluded between Turkcell and Turk Telekom on September 20, 2003, the call tariffs are set in Turkish Lira and will be revised by the parties every three months based on the consumer price index. During periods of sharp devaluation of the Turkish Lira, the devaluation rate will also be taken into consideration in such revisions. These price terms are applicable until the end of 2004 when both parties will revise them based on conditions reached at that time. All the rates are net of all applicable taxes.

        As of June 1, 2004, Turk Telekom pays us TL 201,009 (approximately $0.13 at June 11, 2004) per minute, for traffic originating on Turk Telekom's network and terminating on our network. This rate, after quarterly revisions, has been subject to a discount of 4.762% in May 2004.

        As of June 1, 2004, we pay to Turk Telekom a net amount of TL 50,252 (approximately $0.033 at June 11, 2004) per minute for local traffic and a net amount of TL 70,353 (approximately $0.047 at June 11, 2004) per minute for metropolitan and long-distance traffic switched from us to Turk Telekom.

        For SMS services from Turk Telekom's network to our network, Turk Telekom will pay us a net amount of TL 29,146 per SMS after deducting VAT and other taxes. For SMS services from our network to Turk Telekom's network, we will pay Turk Telekom a net amount of TL 15,076 per SMS after deducting VAT and other taxes.

        Calls from one of our subscribers to another one of our subscribers are not subject to a payment to Turk Telekom.

        For international calls from our network, we pay Turk Telekom 70% of the net amount of the normal per-minute call charge, as outlined in Turk Telekom's current tariffs. Turk Telekom pays to us for incoming international calls that are terminated on our network 45% of the international settlement charge (terminal rate) that is transferred by the international carrier operator to Turk Telekom.

        We route local traffic to other Turkish operators using Turk Telekom's interconnect switch, for which we pay the net amount determined for local traffic by Turk Telekom. Currently we pay 0.033 cents for local calls and 0.047 cents for non-calls. The switch is an element of a telephone network that connects telephone calls to telephone users on the same or other networks. Turk Telekom does not pay any charge to the network that receives the call and reserves the right to refuse to switch the transit traffic should such charges be imposed.

        We do not pay any charges to Turk Telekom for calls to special service numbers which are called free of charge according to Turk Telekom tariffs. For calls to special service numbers that are not free of charge, every service charge is determined separately by the parties. The tariff includes VAT.

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

Telsim Interconnection Agreement

  General

        We and Telsim entered into an interconnection agreement dated October 4, 1999, which became effective on the date of the Ministry of Transportation's approval. This agreement was amended October 13, 2003. Under the Telsim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network with our network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement.

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

  Call Tariffs

        In accordance with the agreement concluded between Turkcell and Telsim on November 21, 2003, the call tariffs are set in Turkish Lira and will be revised by the parties every three months based on the consumer price index. During periods of sharp devaluation of the Turkish Lira, the devaluation rate will also be taken into consideration in such revisions. The pricing terms of the Telsim interconnection agreement will be applicable until the end of 2004 when both parties will revise them based on conditions reached at that time. All the rates are net of all applicable taxes. According to a supplemental agreement with Telsim on November 21, 2003, which was agreed after the intervention of the Telecommunications Authority these prices are applicable until June 30, 2004 and should be renewed within two months of such date.

        As of April 4, 2004, we pay Telsim a net amount of TL 179,652 (approximately $0.121 at June 11, 2004) per minute for traffic switched from us to Telsim. Telsim pays us a net amount of TL 179,652 (approximately $0.121 at June 11, 2004) per minute for traffic switched from Telsim to us. For SMS services from Telsim to our network, Telsim pays us a net amount of TL 25,126 per SMS and we pay Telsim a net amount of TL 25,126 per SMS sent from our network to Telsim's. These rates, after quarterly revisions, have been subject to a discount of 4.762% in May 2004. Both parties charge each other TL 197,617 per minute for accessing each other's directory inquiry services.

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

  Call tariffs

        Interconnection tariffs are calculated on a cost basis for operators holding significant market power as explained above. The negotiations to renew our interconnection agreement with Aycell have ceased because of the merger between Aycell and Aria (for further information see "Item 4B. Business Overview—Industry—The Turkish Mobile Market"). Effective April 1, 2004, we pay Aycell a net amount of TL 248,340 per minute for traffic switched from us to Aycell and Aycell pays us a net amount of TL 189,907 per minute for traffic switched from Aycell to us.

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

  Call Tariffs

        Interconnection tariffs are calculated on a cost basis for operators holding significant market power as explained above. The negotiations to renew our interconnection agreement with IsTim have ceased because of the merger between Aycell and Aria (for further information see "Item 4B. Business Overview—Industry—The Turkish Mobile Market"). Effective on April 1, 2004, we pay IsTim a net amount of TL 248,340 per minute for traffic switched from us to IsTim and IsTim pays us a net amount of TL 189,907 per minute for traffic switched from Aycell to us.

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

Telecommunications Services Agreement with Milleni.com

  General

        We entered into a telecommunications services agreement with Milleni.com GmbH ("Milleni.com") in April 2001. The Milleni.com telecommunications services agreement is intended to supply telecommunications services to each other within Germany and Turkey for an initial period of twelve months, after which the agreement shall continue to be in force unless and until terminated by either party upon a minimum 60 days advanced written notice by either of the parties.

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

Globalstar Interconnection Agreement

  General

        We and Globalstar entered into an interconnection agreement that became effective on September 10, 2003. Under the Globalstar interconnection agreement, each party agreed, among other things, to permit the interconnection of its network with the other's network to enable calls to be transmitted to, and received from, the GSM system operated by us and the GMPSC system operated by Globalstar in accordance with technical specifications set out in the interconnection agreement.

        The Globalstar interconnection agreement establishes understandings between the parties relating to a number of key operational areas, including call traffic management, and also contemplates that we and Globalstar will agree to the contents of various manuals that will set forth in detail additional specifications concerning matters that are not specifically covered in the interconnection agreement. These matters include quality and performance standards, interconnection interfaces and other technical, operational, and procedural aspects of interconnection.

  Standards

        The Globalstar interconnection agreement also requires the parties to comply with relevant international standards, including standards adopted by the GSM Memorandum of Understanding, the Telecommunications Standards Bureau of the International Telecommunications Union and the European Telecommunications Standards Institute. In the absence of applicable international standards, the interconnection agreement provides that both parties will establish written standards to govern between them.

  Operational Issues

        The Globalstar interconnection agreement outlines the applicable interconnection principles and provides the technical basis and rationale for technical specifications and the manuals to be agreed to by the parties. The Globalstar interconnection agreement:

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

        The Globalstar interconnection agreement provides that the parties will from time to time provide to each other forecasts of anticipated traffic over their respective networks. In addition, each party agrees to provide to the other party information necessary to enable performance of their interconnection obligations, the provision of services or utilization of equipment or buildings as contemplated in the interconnection agreement.

  Payments

        The Globalstar interconnection agreement provides for the payment of fees by us to Globalstar for the interconnection services provided by Globalstar. A number of the provisions of the interconnection agreement address matters concerning billing and payment of bills for services rendered under the interconnection agreement. Each party is required to record certain call information and to provide that information to the other party. Each party is responsible for invoicing the other party on a monthly basis.

  Call Tariffs

        In accordance with the agreement concluded between Turkcell and Globalstar on December 11, 2003, for traffic switched from us to Globalstar we pay Globalstar the charges determined below after deducting VAT, communications tax and other taxes:

  •
  for traffic between 0 and 500,000 minutes, US$ 0.40 per minute;

  •
  for traffic between 500,000 and 1,000,000 minutes, US$ 0.31 per minute;

  •
  for traffic between 1,000,000 and 2,000,000 minutes, US$ 0.25 per minute; and

  •
  for traffic greater than 2,000,000, US$ 0.20 per minute.

        For traffic switched from Globalstar to us, Globalstar pays us US$ 0.175 per minute after deducting VAT, communications tax and other taxes.

  Miscellaneous

        The Globalstar interconnection agreement will remain in force for the duration of the license period.

        The Globalstar interconnection agreement will terminate:

  •
  automatically upon expiry of the parties' respective license periods or on termination of the respective license agreements by the Ministry of Transportation;

  •
  in case of breach of the agreement;

  •
  by one of the parties serving a thirty-day termination notice to the other party;

  •
  by a court decision providing cancellation of the agreement; or

  •
  by the approval of the Telecommunications Authority to cancel the agreement.

        Any disputes between the parties shall be first subject to the efforts of the parties to resolve the dispute amicably. If the dispute remains unresolved, the parties will be free to refer the matter to the Istanbul courts.

4C.    Organizational Structure

        The following chart lists each of our key subsidiaries (including our ownership interest in Fintur), its country of incorporation and our proportionate ownership interest as of June 11, 2004.

*
We hold a 70.0% interest in Mapco directly. We hold the remaining 30.0% of Mapco indirectly through Turktell.

        In order to facilitate the diversification of our telecommunications business and the development of additional telecommunications services using advanced technologies, such as Digital television and Internet services, we formed Fintur in 2000 to hold many of our non-GSM and international GSM investments. Fintur was owned jointly with some of our principal shareholders and prior to the restructuring in 2002, we owned 25% of Fintur. The remaining equity of Fintur was owned by Sonera Holding B.V. and members of the Cukurova Group.

        During 2002, Fintur restructured its two business divisions, the international GSM businesses and the technology businesses. Under the restructuring agreement, we bought 16.45% of Fintur's international GSM businesses from the Cukurova Group, increasing our stake in the business to 41.45%. Simultaneously, Fintur sold its entire interest in its technology businesses to the Cukurova Group. We paid a total of $70.7 million to the Cukurova Group. We believe that the reorganization of Fintur will enable us to focus on our core mobile business and provide opportunities for future growth since these GSM operations are located in countries with low mobile penetration rates. There are certain risks related to the reorganization of Fintur, as well as our investment in Fintur.

        As a result of the restructuring, Fintur no longer has an interest in its former technology businesses, specifically: Superonline, Digital Platform, European Telecommunications Holding E.T.H. A.G., Mobicom Bilgi Iletisim Hizmetleri A.S., Verinet Uydu Haberlesme Sanayi ve Ticaret A.S., and Topaz Telekomunikasyon Yayincilik Reklamcilik Sanayi ve Ticaret A.S.

        The following chart sets forth the ownership structure of Fintur and its direct and indirect ownership of its principal subsidiaries as of June 11, 2004.

*
Fintur has 11% indirect ownership in Moldcell through Molfintur.

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

        In addition to leasing properties, we also purchased buildings in Istanbul-Davutpasa, Bursa, Konya, Antalya, Aydin and Erzurum. We also purchased lands to build switching and operational sites in Adana, Ankara, Balikesir, Bodrum, Denizli, Diyarbakir, Istanbul, Mugla, Samsun, Gaziantep, Izmit, Trabzon, Gaziantep and Tekirdag. All of these switches (except the last two) have been completed and are fully operative.

        In addition to the foregoing properties, we maintain two office buildings in Istanbul: Yildiz and Beyoglu. Although we had previously rented 18 customer service centers in eight different cities in Turkey, we changed our strategy at the end of 2002 and started to close the customer service centers. All of our customer service centers had been closed by February 2004.

        We also leased over 7,960 base stations as of February, 2004. We believe that we can renew these leases on their termination or obtain satisfactory alternative sites if the leases are not renewed.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        Positive macroeconomic developments in Turkey, coupled with strong consumer sentiment, helped boost operational results. Revenues increased to $2,219 million in 2003 from $1,974 million in 2002. In addition, our net income increased to $215 million in 2003 from $47 million in 2002.

        However, economic developments in Turkey have had, and still may continue to have, a material adverse effect on our business, financial condition and results of operations. In particular, the Turkish economy was adversely affected by the significant economic difficulties that occurred in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002, the Turkish economy remained fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002.

        In 2002 and 2003, a new IMF stand-by agreement sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector and public sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth. Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new stand-by program. These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002.

        In 2003, the Turkish Lira appreciated by 17.1% against the US dollar with the positive effects of a single party government after the November 2002 elections. Although the war in Iraq had negative effects on USD/TRL rates, after the conclusion of the war, the appreciation of TRL accelerated in the second half of 2003. The tight monetary policy of the Central Bank of Turkey (Central Bank) and fiscal prudence by the government in line with the IMF stand-by program led to a decrease in yearly WPI to 13.9% and a decrease in yearly CPI to 18.4% as of December 31, 2003. The interest rates also decreased with the help of decreasing risk premium.

        Turkey's return to economic stability is dependent to a large extent on the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments. Our financial condition, future operations and cash flows could be adversely affected by continued economic difficulty.

        The economic problems that Turkey may face in 2004 and the future are primarily the current account deficit resulting from the ongoing appreciation of the Turkish Lira against the US dollar, debt sustainability problems due to populist policies, possible easing of 6.5% primary surplus target or not meeting it and a possible increase in interest rates in the United States, which could lead to an outflow of fund from emerging markets. In addition, macroeconomic indicators may be negatively impacted by the political situation in Cyprus and the progress of Turkey's application for accession to the EU. Furthermore, increased consumer confidence and wages may result in an increase in inflation. Inflation and the level of government debt may also increase as a result of populist economic policies carried out by the government. On the other hand, tight monetary and fiscal policies may lead to decrease in investment spending which will also lead to a lower GDP ratio and employment rate. Government's GDP target is 5% for 2004, which is also forecasted by Turkcell. Moreover, Turkcell forecasts a year-end inflation rate of 15% in WPI and 13.5% in CPI, which is higher than the Central Bank's forecast of 12%. Our financial condition, future operations and cash flows could be adversely affected by continued economic difficulties. In particular, our operating results, including average monthly revenue per user, have been negatively impacted as a result of the economic risk factors in Turkish economy.

        Despite competition, we have achieved 21% growth in our subscriber base. New tariff schemes will continue to be introduced to ensure satisfaction of different customer groups, while encouraging usage. Despite having achieved optimized levels of efficiency in our cost base, we will continue to remain focused on the bottom-line, going forward.

        Assuming no major material impact as a result of the uncertainties we have outlined above, we believe that the transformation in our sector and further economic stability could provide a favorable operating environment for us. We therefore have a positive outlook for 2004.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates, including those related to fixed assets and intangibles, bad debts, income taxes, and contingencies and litigation. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        A summary of our significant accounting policies are set forth in note 3 to our consolidated financial statements. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

  Fixed assets

        Almost 100% of our operational fixed assets are depreciated over an 8-year term representing our best estimate of the operational assets useful lives. If the technology rapidly changed and caused the estimated useful lives to decrease by 1 year to an average life of 7 years, our annual depreciation expense on our operational fixed assets would increase by $34 million. However, if the estimated useful lives of our fixed assets would be increased to 9 years, our annual depreciation expense on our operational fixed assets would decrease by $36 million.

  Impairment of long-lived assets

        When events or circumstances arise that would require us to test our long-lived assets for impairment, we first evaluate whether the undiscounted expected cash flows of the related assets exceed the book value of these assets. If the book value of the assets is greater than the undiscounted future cash flows, then an impairment exists, and that impairment measured by the excess of book value over fair value. Fair value is usually measured by discounting cash flows. On an ongoing basis we review indicators of such events or circumstances, which include; 1) significant adverse changes in the legal or business climate that could affect the value of a long-lived assets, 2) plans to dispose of a long-lived asset before the end of its previously estimated useful life, and 3) a significant decrease in the market price of a long-lived asset. We are also alert to technological change or a decrease in the number of subscribers, which could cause impairment of our long lived assets.

        In assessing the recoverability of our fixed assets and intangibles we make judgments and assumptions regarding estimated future cash flows and other factors. Our estimates of future cash flows are subject to a significant number of variables including, the number of subscribers, average revenue per subscriber, inflation, devaluation, competition and other economic factors. To the extent the actual cash flows are less than the estimated cash flows; additional impairment charges may be required. In addition, our discount rate is also based on a number of factors such as the risk free rate of interest, which may change over time.

  Estimation of allowance for doubtful accounts

        The preparation of financial statements requires us to make estimates and assumptions that affect the reported amount of allowance for doubtful accounts. To make these estimates and assumptions, we analyze our accounts receivable and historical bad debts, subscriber credit-worthiness and current social and economic trends. If our estimates or assumptions prove incorrect for any reason, we may not have a sufficient allowance to cover our bad debts.

        Our bad debt expense as a percentage of revenues decreased by approximately 68% to 0.6% of revenues in 2003 from 1.9% in 2002. If our bad debt expense rises back to a level of 1.9% of revenues, an additional provision for bad debts of approximately $28 million would be required.

  Liabilities arising from litigation

        We are involved in various claims and legal actions arising in the ordinary course of business. We make provisions for liabilities arising from litigation in accordance with SFAS No. 5, which requires us to provide for liabilities arising from litigation when the liabilities become probable and estimable. Our current estimated liability related to some of our pending litigations is based on claims for which our management can estimate the amount and range of loss. We continuously evaluate our pending litigation to determine if any developments in the status of litigation require an accrual to be made. Due to the complexity of the law and the limited history of privatization in Turkey, it is often difficult to accurately estimate the ultimate outcome of the litigation. These variables and others can affect the timing of when and the amount we provide an accrual for certain litigation. Accordingly, the timing of when we provide for certain legal claims is subject to estimates made by us and our outside council, which are subject to change as the status of the legal cases develop over time. Such revision in our estimates of the potential liability could materially impact and has materially impacted in the past our consolidated financial condition, results of operations or liquidity.

  Income taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Our deferred tax assets and liabilities have been remeasured into US dollars in accordance with the provisions of SFAS No. 109 and the transaction gains and losses that result from such remeasurement have been included within the translation loss in the consolidated financial statements.

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

        We establish valuation allowances in accordance with the provisions of SFAS No. 109. We continually review the adequacy of the valuation allowance based on changing conditions in the market place in which we operate and our projections of future taxable income, among other factors. We forecast taxable income in 2004 and onwards and have generated taxable income for six consecutive quarters. We believe that subsequent to the conclusion of the war in Iraq during the second quarter of 2003 and the limited impact it has had on the economic situation in Turkey, the economic and political uncertainties surrounding us have become less uncertain and provided us better visibility about the near term future. Further, from the third quarter of 2003 to date, the economic and political situation in Turkey has become more stable and there are positive expectations about the near term future. In addition, the interconnection agreement with Turk Telekom has been revised in late 2003. We believe that these matters also provide us better visibility about the near term future. As a result of these developments in 2003, we have changed our judgment regarding the realizability of the deferred tax assets and the related valuation allowance requirements, and concluded that it was more likely than not that the deferred tax assets of $539.1 million were realizable. Therefore, we reported the impact of this change in judgment in the fourth quarter of 2003, releasing approximately $539.1 million of valuation allowance and reporting a comparable amount of deferred tax benefit. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Accordingly, we believe a valuation allowance should continue to be provided on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries, as we are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $11.0 million is recorded as of December 31, 2003 (December 31, 2002: $477.7 million) for such amounts. The valuation allowance at December 31, 2002 and December 31, 2003 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. We believe that it is more likely than not the net deferred tax asset of approximately $539.1 million as of December 31, 2003 will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. We will continue to evaluate the realizability of its deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

5A.    Operating Results

        The financial information contained in the following discussion and analysis has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. The following discussion and analysis should be read in conjunction with the consolidated balance sheets as of December 31, 2002 and 2003 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003 and the related notes.

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

Overview

        We were formed in 1993 and commenced operations in 1994 pursuant to a revenue sharing agreement with Turk Telekom. Since April 1998, we have operated under a 25-year GSM license, which was granted upon payment of an upfront license fee of $500 million. At the same time we entered into an interconnection agreement with Turk Telekom for the interconnection of our network with Turk Telekom's fixed-line network. On September 20, 2003, we signed an agreement (the "Amended Agreement") with Turk Telekom amending certain sections of the Interconnection Agreement dated April 24, 1998. As a result of intervention by the Telecommunications Authority, we entered into a new supplemental protocol with Turk Telekom on November 10, 2003, with amended tariffs and tariff adoption procedures.

        Under our GSM license, we pay the Turkish Treasury a monthly amount equal to 15% of our gross revenue, which includes monthly fixed fees and communication fees including taxes, charges and duties paid to the Turkish Treasury. Under our interconnection agreement with Turk Telekom, we pay Turk Telekom an interconnection fee per call based on the type and length of call for calls originating on our network and terminating on Turk Telekom's fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on the fixed-line network and terminating on our network. We also have interconnection agreements with Telsim, Aycell, IsTim and Milleni.com pursuant to which we have agreed, among other things to pay interconnection fees to the other parties for calls originating on our network and terminating on theirs and they have agreed to pay interconnection fees for calls originating on their networks and terminating on ours. On October 9, 2003, we also signed a new agreement with Telsim, revising the pricing terms of the interconnection agreement signed on October 4, 2001. However, after the resolution of the Telecommunications Authority on the pricing terms, on November 21, 2003, Telsim and we determined the new pricing terms, which resulted in an amendment on the pricing terms. On September 10, 2003, we entered into an interconnection agreement with Globalstar Avrasya Uydu ve Data Iletisim AS (Globalstar), which is effective from September 10, 2003. The agreement between Turkcell and Globalstar was concluded on December 11, 2003, with amended tariffs and tarrif adoption procedures.

        We commenced construction of our GSM network in 1993. As of December 31, 2003, we have made capital expenditures amounting to approximately $3.9 billion including the cost of our license. As of December 31, 2003, our network coverage area included 100% of all cities and towns with a population of 10,000 or more, 99.87% of all cities with a population of 5,000 or more and 99.45% of all cities with a population of 3,000 or more. Our coverage also includes all holiday destinations, seasonally populated areas and intercity highways.

        Our subscriber base has expanded from 63,500 at year-end 1994 to approximately 12.2 million at year-end 2001, 15.7 million at year-end 2002 and 19.0 million at year-end 2003. The rate of increase in the number of subscribers decreased during 2003 mainly due to our high penetration of the areas we service. We believe we can achieve similar subscriber growth in nominal terms, compared to that in 2003, however, the percentage growth in 2004 is likely to be smaller than in 2003 since the subscriber base in 2004 is higher than in 2003.

        During 1999, we introduced a prepaid mobile service in order to increase penetration and limit credit risk. This service permits access to our GSM services to subscribers who prefer to avoid monthly billing or to better control their mobile communication expenses. By December 31, 2003, 14.2 million subscribers have commenced usage of the prepaid service. Average selling and marketing expenses per prepaid subscriber are generally less than that for postpaid subscribers but average minutes of use per prepaid subscriber and average revenue per prepaid subscriber tend to be lower than for postpaid subscribers. Our average monthly minutes of use per subscriber has decreased from 63.9 minutes in 2001 to 56.2 minutes in 2002 and increased to 58.5 minutes in 2003. We believe that the favorable effect of the improving macroeconomic environment on consumer sentiment along with our segmented volume based campaigns and mass loyalty programs were the main drivers of the increase in usage during 2003. However, despite increased usage, our ARPU decreased from $11.7 in 2002 to $10.6 in 2003 mainly because our interconnect revenues decreased due to the revised interconnect tariffs that we charge to Turk Telekom. We expect monthly minutes of usage (MoU) to improve compared to 2003 together with the improvement in macroeconomic indicators and consumer sentiment. Together with the improvement in the macroeconomic indicators, consumer sentiment and their impact on usage levels, we expect ARPU to improve compared to 2003. See "Item 5D. Trend Information."

        Churn is calculated as the total number of subscriber disconnections during a period as the percentage of the average number of subscribers for the period. Churn refers to subscribers that are disconnected, both voluntary and involuntary. Under our disconnection process, subscribers who do not pay their bills is disconnected from our network, and included in churn, upon the commencement of the legal process to disconnect them, which occurs approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. During the year ended December 31, 2002, we disconnected approximately 230,000 subscribers for nonpayment of bills and our annual churn rate was 12.9%. For the year ended December 31, 2003, we disconnected approximately 170,993 additional subscribers for nonpayment of bills and our annual churn rate was 14.5%. We have a bad debt provision in our financial statements for such non-payments and disconnections amounting to $126.7 million and $135.9 million as of December 31, 2002 and December 31, 2003, respectively, which we believe is adequate. Prior to 2003, the majority of disconnections were due to non-payment of bills. However, in 2003, the majority of disconnections were related to prepaid subscribers' disconnections as a result of the increased number of such subscribers in our subscriber base. We believe that churn rate can be kept at similar if not lower levels compared to 2003 under the foreseeable competition level.

International and Other Domestic Operations

        In 2004, we have expanded our international GSM operations, by our investments in Irancell and Digital Cellular Communications, which are located in Iran and Ukraine, respectively. For a description and additional information regarding our international and other domestic operations see "Item 4B. Business Overview—International and Other Domestic Operations."

Revenues

        Our revenues are mainly derived from communication fees, monthly fixed fees, call center revenues and sales of SIM cards. Communication fees consist of charges for calls that originate or terminate on our GSM network, including international roaming, and are based on minutes of actual usage of service. Per-minute communication fees vary according to the subscriber's service package. Monthly fixed fees are charged to each postpaid subscriber in a specified monthly amount that varies according to the subscriber's service package, without regard to actual use of our GSM network services. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliated non-consolidated companies. SIM card revenues are receipts from the sale of SIM cards, which we sell to handset importers and which are needed to operate a handset used by a subscriber. In March 2001, we launched General Packet Radio Services (GPRS) in Turkey, which allows users to remain connected to the network at all times for the receipt of data transmissions, enabling bearer capability for WAP and SMS and Internet applications. GPRS charges to subscribers are based on the amount of data downloaded.

        In June 2003, we commercially launched our multifunctional mobile service platform under the commercial name "Shubuo." Shubuo provides our subscribers with access to quality content while creating a new medium for subscriber brands to promote their goods and services. Under the Shubuo brand, subscribers are allowed to choose from several service packages each catering to different interest areas including news, finance, football, flirt, city life and music. Subscribers may choose from these services according to their interests and buy individual packages for a monthly fee. Subscribers receive a fixed number of text messages containing information on the subject they choose and are able to utilize content-rich and personalized mobile internet services allowing them to interact with other Shubuo subscribers through chat, competition, voting, etc.

        We recognize SIM card sales as revenue upon initial entry of a new subscriber into the GSM network, to the extent of the direct costs associated with providing these services. Excess SIM card sales are, deferred and recognized over the estimated effective subscription contract life. In connection with postpaid and prepaid subscribers, we currently incur costs for activation fees to dealers and other promotional expenses, which historically offset all or substantially all of the subscription fees. We charge a usage fee for certain services we offer, such as SMS, voicemail and data and facsimile transmission. Our revenues depend on the number of subscribers, call volume and tariff pricing.

        As is the case throughout Europe, airtime charges generally are paid only by the initiator of a call, except when a subscriber travels outside Turkey, in which case we charge the subscriber for a portion of the incoming call.

        In accordance with the Telecommunications Law, we set our tariffs independently, subject to maximum tariffs defined by the Telecommunications Authority, which are based on among other things, prices abroad for comparable GSM services, the Turkish consumer price index and the US consumer price index. We also notify the Authority at least 7 days before the amendment of any tariff. We periodically raise tariffs to offset Turkish inflation and devaluation of the Turkish Lira. We have periodically taken actions to increase revenues, including raising tariffs in February, April and June 2002, March and December 2003. We also launched a variety of new tariff packages to attract new subscribers. Despite the limited impact of price competition thus far, we will continue to communicate our existing price advantages, while continuing to launch a variety of new tariff packages. We will continue to monitor the market and the implementation of the price will be depending on the competitive, regulatory and macroeconomic environment. We will continue to take the necessary actions to maintain the right balance between our revenue goals and our customers' perception on our price-value relation.

        Although the Amending Law has no specific regulations in case of tariff policy, it authorizes the Telecommunications Authority to scrutinize activities in contradiction to fair competition. On the regulatory side, the Telecommunications Authority is working towards implementation of cost-based interconnect tariffing for the telecom sector. See "Item 4. Information on the Company—Business Overview—Regulation of the Turkish Telecommunications Industry."

        Per the Amended Agreement, effective from September 20, 2003, we charge Turk Telekom a net amount of TL 210,000 (equivalent to $0.15 at December 31, 2003) per minute after deducting VAT, communications tax and other taxes from the basic one-minute charge for local, metropolitan and long-distance traffic switched from Turk Telekom to our network instead of net amount of basic unit price minus $0.06. For incoming international calls that are terminated at our network, we were charging Turk Telekom 30% of the international settlement charge, which is transferred by the foreign PSTN and GSM operators to Turk Telekom. Under the Amended Agreement, we charge Turk Telekom 45% of the international settlement charge. On October 11, 2003, the Telecommunications Authority resolved that we will charge TL 178,750 (equivalent to $0.13 at December 31, 2003) per minute for traffic originating on all other mobile operators' networks and terminating on our network effective from September 23, 2003. Previously, from March 1, 2001, we had charged Telsim a net amount of $0.20 per minute for traffic switched from Telsim to us. We entered into an interconnection agreement with IsTim that became effective on March 9, 2001, after the Ministry of Transportation's approval. Under this agreement, we charge IsTim a net amount of $0.20 per minute for traffic switched from IsTim to us. We also entered into an interconnection agreement with Aycell on July 19, 2001. We charge Aycell a net amount of $0.20 per minute for traffic switched from Aycell to us. After Aria-Aycell merger under the company name of TT&TIM, we have been negotiating on new interconnection agreement. We entered into an interconnection agreement with Milleni.com in

April 2001. Under the interconnection agreement with Milleni.com, we charge Milleni.com a net amount of €0.11 per minute for our network terminated traffic. Our agreement with Milleni.com is not affected by the Telecommunications Authority resolution of October 11, 2003. Under the interconnection agreement with Globalstar, effective from September 10, 2003, we charge Globalstar a net amount of $0.175 per minute for our network terminated traffic. In addition, we charge Globalstar a net amount of $0.03 per SMS.

        Under our GSM license, we estimate that the amount of revenue after deducting ongoing license fees, international roaming and interconnect expenses represent 74%, 71% and 65% of our revenues for the year ended December 31, 2001, 2002 and 2003, respectively. During 2001, we were approached by IsTim, a new competitor that began its operations in March 2001 under the brand name of Aria, to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority but we were unable to reach an agreement with IsTim and we commenced litigation proceedings to prevent the imposition of an agreement by the Telecommunications Authority. The introduction of national roaming in Turkey could have a negative impact on our revenues. Together with the improvement in the macroeconomic indicators and consumer sentiment, we expect revenues to increase under current macroeconomic projections compared to 2003. For a description of the dispute regarding the national roaming agreement and the risks relating to such dispute, see "Item 3D. Risk Factors."

Operating Costs

  Direct Costs of Revenues

        Direct costs of revenues include mainly ongoing license fees, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign GSM network operators for calls made by our subscribers while outside Turkey, interconnection fees paid to Turk Telekom, Telsim, IsTim, Aycell, Milleni.com and Globalstar and wages, salaries and personnel expenses for technical personnel. Direct costs of revenues also include costs arising from legal disputes, which are directly related to the items included in direct cost of revenues. For a detailed discussion of our legal and arbitration proceedings, see "Item. 8A. Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings."

        Under the Amended Agreement, we pay Turk Telekom interconnection fees of TL 50,000 (equivalent to $0.04 at December 31, 2003) per minute for local calls from our network to the Turk Telekom fixed-line network and TL 70,000 (equivalent to $0.05 at December 31, 2003) per minute for non-local calls from our network to the Turk Telekom fixed-line network. For international calls originating on our network, we pay Turk Telekom the normal one-unit call charge as outlined in Turk Telekom tariffs in force without any discount. We pay Turk Telekom 70% of the net amount of the normal per-minute call charge, as outlined under Turk Telekom's current tariffs. Prior to September 20, 2003, we paid Turk Telekom interconnection fees of $0.06 per minute for calls to our GSM network, $0.014 per minute for local calls from our network to the Turk Telekom fixed-line network and $0.025 per minute for non-local calls from our network to the Turk Telekom fixed-line network.

        Per the Amended Agreement signed with Telsim, effective from October 9, 2003, we pay Telsim a net amount of TL 210,000 (equivalent to $0.15 at December 31, 2003) per minute for traffic switched from us to Telsim. However, after the resolution of the Telecommunications Authority on the pricing terms, on November 11, 2003, Telsim and us determined the new pricing terms, which resulted in an amendment in the agreement. Per the Telecommunications Authority resolution, we paid TL 178,750 (equivalent to $0.13 at December 31, 2003) per minute for calls originating on our network and terminating on Telsim's network effective from September 23, 2003. On October 11, 2003, the Telecommunications Authority resolved that we would pay TL 233,750 (equivalent to $0.17 at

December 31, 2003) per minute for traffic originating on our network and terminating on Telsim's network effective from September 23, 2003.

        We entered into an interconnection agreement with IsTim that became effective on March 9, 2001, after the Ministry of Transportation's approval. Under the IsTim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network after the other's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Under the agreement, we paid IsTim a net amount of $0.20 per minute for traffic switched from us to IsTim.

        We also entered into an interconnection agreement with Aycell on July 19, 2001. Under the agreement, we paid Aycell a net amount of $0.20 per minute for traffic switched from us to Aycell. After Aria-Aycell merger under the company name of TT&TIM, we have been negotiating on new interconnection agreement. Under our interconnection agreement with Milleni.com, each of the parties agrees to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch for onward transmission to their destinations. Milleni.com charges us at various prices identified within the scope of the agreement for the calls destined to numerous networks around the globe. Under the Globalstar interconnection agreement, we pay Globalstar a net amount of $0.40 per minute up to 500,000 minutes, $0.31 per minute for traffic between 500,000-1,000,000 minutes, $0.25 per minute for traffic between 1,000,000-2,000,000 minutes and $0.20 per minute for traffic after 2,000,000 minutes. In addition, we pay Globalstar a net amount of $0.03 per SMS.

  General and Administrative

        General and administrative expenses consist of fixed costs, including services company cars, office rent, office maintenance, insurance, consulting, wages, salaries and personnel expenses for non-technical and non-marketing employees and other overhead charges. In addition, while these expenses are generally related to the size of our employee base, the general and administrative expense per employee has decreased over the past three years due to economies of scale. Our general and administrative expenses also include bad debt expenses of our postpaid subscribers.

  Selling and Marketing

        Selling and marketing expenses consist of public relations, sales promotions, dealer activation fees, advertising, subsidies, wages, salaries and personnel expenses of sales and marketing related employees and other expenses, including travel expenses, office expenses, insurance, company car expenses, training and communication expenses.

        The average acquisition cost was approximately $40 per new subscriber for 2001, $26 per new subscriber for 2002 and $27 per new subscriber for 2003. We compute average acquisition cost per new subscriber by adding sales promotion expenses, SIM card subsidies, activation fees and special transaction tax and dividing the sum by the gross number of new subscribers for the related period. These costs are recorded as either selling and marketing expense or a reduction of revenue in our statements of operations. The average acquisition cost per subscriber is expected at similar levels to 2003 in 2004. However, in case that the average acquisition cost per subscriber increases due to increased competition, its impact on financials is not expected to be significant.

Results of Operations

        The following table shows certain items in our statement of operations as a percentage of revenues.

	Years ended December 31,
	2001	2002	2003
Statements of Operations (% of revenue)
Revenues
Communication fees	93.9	96.8	96.6
Monthly fixed fees	4.9	2.1	1.9
SIM card sales	0.7	0.7	1.1
Call center revenues	0.5	0.4	0.3
Other	0.0	0.0	0.1
Total revenues	100.0	100.0	100.0
Direct cost of revenues	(69.0)	(69.3)	(72.7)
Gross margin	31.0	30.7	27.3
General and administrative expenses	(7.6)	(5.3)	(6.2)
Selling and marketing expenses	(10.6)	(11.3)	(13.3)
Operating income	12.8	14.1	7.8

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        We had 19.0 million subscribers, including 14.2 million prepaid subscribers, as of December 31, 2003, compared to 15.7 million subscribers, including 11.0 million prepaid subscribers, as of December 31, 2002. During 2003, we added approximately 3.3 million net new subscribers.

  Revenues

        Total revenues for the year ended December 31, 2003 increased 12% to $2,219.2 million from $1,973.9 million in 2002. The increase in revenues is mainly due to the growth in the number of subscribers and increased usage, and tariff increase in 2003. Revenues from communication fees for the year ended December 31, 2003 increased 12% to $2,143.6 million from $1,911.0 million in 2002 mainly due to the increase in tariffs and the growth of our subscriber base. Communication fees include SMS revenue, which amounted to $245.5 million and $191.2 million for the years ended December 31, 2003 and 2002, respectively. Although the monthly fixed fee in Turkish Lira remained the same, in line with the appreciation of TL against US Dollars in 2003, revenues from monthly fixed fees for the year ended December 31, 2003 increased slightly to $41.1 million from $40.9 million for the year ended December 31, 2002. SIM card revenues for the year ended December 31, 2003 increased 83% to $24.4 million from $13.3 million for the year ended December 31, 2002.

  Direct cost of revenues

        Direct cost of revenues increased 18% to $1,613.2 million for the year ended December 31, 2003 from $1,366.9 million in 2002 mainly due to the legal provisions related to the ongoing legal disputes with the Telecommunications Authority, Turk Telekom and the Turkish Treasury and the increase in revenue-based costs such as the ongoing license fees paid to the Turkish Treasury, which increased 41% to $480.7 million for the year ended December 31, 2003 from $340.7 million in 2002. Interconnection costs increased 32% to $255.0 million for the year ended December 31, 2003 from $193.3 million in 2002, mainly due to the increase in off-net traffic.

        Transmission costs, site costs, information technology and network maintenance expenses decreased approximately 38% to $121.8 million for the year ended December 31, 2003 from $197.6 million in

2002. After the court decision on the transmission lines dispute with Turk Telekom, we recorded $28.3 million in operating expenses resulting an increase in the direct cost of revenues in 2002. Under the amended agreement signed with Ericsson, the percentage of network maintenance expense in the total amount of software purchase was decreased from 8% to 2% in 2003 compared to 2002 and it caused to decrease in network maintenance expense in 2003. In addition, uncapitalizable antenna site costs and expenses increased 40% to $91.7 million for the year ended December 31, 2003 from $65.6 million for the same period in 2002, mainly due to the full effect of radio network operations started in the second quarter of 2003.

        Roaming expenses increased 27% to $37.5 million for the year ended December 31, 2003 from $29.6 million in 2002, mainly due to the increase in roaming revenue generated from the calls made by our subscribers while outside Turkey, reflecting the better economic climate during 2003.

        Billing costs increased 14% to $24.0 million for the year ended December 31, 2003 from $21.1 million for the year ended December 31, 2002, principally due to the increase in postage fees.

        Depreciation and amortization expenses increased 2% to $421.5 million for the year ended December 31, 2003 from $411.6 million in 2002 as a result of an increase in fixed assets and intangibles due to additional capitalization of network investments amounting to $141.3 million in 2003. The amortization expense for our GSM license was $20 million for both 2003 and 2002.

        The cost of SIM cards sold increased 38% to $43.6 million for the year ended December 31, 2003 from $31.5 million in 2002 reflecting primarily an increase in the number of simcards sold during 2003.

        Wages, salaries and personnel expenses for technical personnel increased 36% to $68.1 million for the year ended December 31, 2003 from $50.2 million in 2002, mainly due to increase in headcount and appreciation of TL against US dollars.

        As a percentage of revenue, direct cost of revenues was 73% for the year December 31, 2003 compared to 69% in December 31, 2002.

  General and administrative expenses

        General and administrative expenses increased 31% to $137.2 million for the year ended December 31, 2003 from $104.5 million in 2002, mainly due to certain expenses in 2003 related to the legal provision for class action lawsuit, amounting to $19.2 million and the costs of $18.1 million related to the early extinguishment of our 15% Senior Subordinated Notes. As a percentage of revenues, general and administrative expenses were 6% for the year December 31, 2003 compared to 5% in December 31, 2002.

        Bad debt expenses decreased 64% to $13.3 million for year ended December 31, 2003 from $36.9 million in 2002 mainly due to, improved collection activities such as credit scoring, a new option whereby subscribers can make payments under an installment plan and new collection channels and improvement in the legal follow-up system to decrease fraud. We provided an allowance for doubtful receivables identified based upon past experience in our consolidated financial statements.

        Rent expense decreased 18% to $3.6 million for the year ended December 31, 2003 from $4.4 million for the year ended December 31, 2002.

        Consulting expenses decreased 2% to $9.3 million for the year ended December 31, 2003 from $9.5 million in 2002.

        Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 21% to $23.2 million for the year ended December 31, 2003 from $19.2 million in 2002. The increase was mainly due to the increase in headcount.

  Selling and marketing expenses

        Selling and marketing expenses increased 32% to $294.6 million for the year ended December 31, 2003 from $223.5 million in 2002, mainly due to the legal provisions made in 2003 as a result of the disputes with the Telecommunications Authority related with the number of subscribers notified and calculations of the frequency fee payments, and the increase in advertising expenses related to additional marketing activities/campaigns. As a percentage of revenues, selling and marketing expenses were 13% for the year ended December 31, 2003 compared to 11% in December 31, 2002. We expect our selling and marketing expenses to increase due to increasing competition, however, we aim to keep it stable as a percentage of revenues.

        Total postpaid advertising, market research, product management, public relations and call center expenses decreased 21% to $53.3 million for the year ended December 31, 2003 from $67.3 million in 2002 mainly due to decrease in product management expenses mainly resulting from a decreased provision of the loyalty program.

        Total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers' frequency usage fee expenses increased 97% to $157.4 million for the year ended December 31, 2003 from $80.0 million in 2002. The increase stemmed mainly from the legal provisions made in 2003 as the result of disputes with the Telecommunications Authority related with the number of subscribers notified and calculations of the frequency fee payment and the increase in the prepaid subscribers' frequency usage fees from $33.0 million to $106.6 million for the year 2003 when compared with 2002. For more detailed information related to these disputes, see "Item 8A Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings."

        Total sales promotion expenses increased 73% to $5.2 million for the year ended December 31, 2003 from $3.0 million in 2002. Of the total sales promotion expenses for the year ended December 31, 2003 and 2002, $4.4 million and $2.3 million were for prepaid sales promotion activities, respectively.

        Activation fees decreased 23% to $27.3 million for the year ended December 31, 2003 from $35.6 million in 2002. Of the total dealer activation fees for the years ended December 31, 2003 and December 31, 2002, $20.6 million and $29.4 million were for prepaid activations, respectively.

        Wages, salaries and personnel expenses for selling and marketing employees increased 34% to $30.4 million for the year ended December 31, 2003 from $22.7 million in 2002, mainly resulted from increase in headcount.

  Operating income

        Operating income decreased 38% to $174.3 million for the year ended December 31, 2003 from $278.9 million in 2002, mainly due to increase in general and administrative expenses, sales and marketing expenses and our operating cost related to the additional legal provisions related to the ongoing legal disputes with the Telecommunications Authority, Turkish Treasury and Turk Telekom.

  Income (expense) from related parties, net

        Income from related parties, which includes sales of GSM equipment and SIM cards and charges for management, promotional materials and technical advisory services provided to Azercell, Moldcell, Milleni.com, Geocell and GSM Kazakhstan net of cost of goods sold after accounting for intercompany profit elimination was $3.7 million for the year ended December 31, 2003 compared to loss from related parties of $0.2 million in 2002 mainly due to the sales of GSM equipment to Geocell in the first quarter of 2003.

  Interest (expense), net

        Net interest expense increased 77% to $366.3 million for the year ended December 31, 2003 from $206.8 million in 2002 mainly due to interest on legal provisions related to the ongoing legal disputes with the Telecommunications Authority, Turkish Treasury and Turk Telekom despite the decrease in interest on loans due to principal payments. Interest and other expenses related with borrowings were $133.5 million and $163.5 million for the years ended December 31, 2003 and 2002, respectively, due to the significant loan repayments in 2003. Interest expense for ongoing legal cases increased to $341.6 million for the year ended December 31, 2003 from $117.4 million in 2002 regarding provisions for ongoing legal cases in year 2003. For more detailed information related to these disputes, see "Item 8A Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings."

  Other income, net

        Other income, net decreased to $6.2 million in 2003 from $13.6 million in 2002.

  Translation loss

        Translation loss increased significantly to $102.4 million for the year ended December 31, 2003, compared to a translation loss of $18.0 million in 2002. The increase in translation loss experienced in 2003 stemmed from the 17% appreciation of the Turkish Lira against the US dollar in 2003 compared to the 12% devaluation of the Turkish Lira against the US dollar in 2002. As we recorded significant accruals against legal disputes in our balance sheet, and nearly all of the accruals are in terms of Turkish Lira, the appreciation of Turkish Lira resulted in a translation loss in 2003.

  Income tax benefit

        Income tax benefit was $477.3 million for the year ended December 31, 2003 compared to nil for the year ended December 31, 2002. We establish valuation allowance in accordance with the provisions of SFAS No. 109. We continually review the adequacy of the valuation allowance based on changing conditions in the market place in which the we operate and our projections of future taxable income, among other factors. We forecast taxable income in 2004 and onwards and have generated taxable income for six consecutive quarters. We believe that subsequent to the conclusion of the war in Iraq during the second quarter of 2003 and the limited impact it has had on the economic situation in Turkey, the economic and political uncertainties surrounding us have become less uncertain and provided us better visibility about the near term future. Further, from the third quarter of 2003 to date, economic and political situation in Turkey become more stable and there are positive expectations about the near term future. In addition, the interconnection agreement with Turk Telekom has been revised in late 2003. We believe that these matters also provide us better visibility about the near term future. As a result of these developments in 2003, we changed our judgment regarding the realizability of the deferred tax assets and related valuation allowance requirements, and concluded that it was more likely than not that the deferred tax assets of $539.1 million were realizable. Therefore, we reported the impact of this change in judgment in the fourth quarter of 2003, releasing approximately $539.1 million of valuation allowance and reporting a comparable amount of deferred tax benefit. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Accordingly, we believe a valuation allowance should continue to be provided on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries, as we are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $11.0 million is recorded as of December 31, 2003 (December 31, 2002: $477.7 million) for such amounts. The valuation allowance at December 31, 2002 and December 31, 2003 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. We believe that it is more likely than not the net deferred tax asset of approximately $539.1 million as of December 31, 2003 will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. We will continue to evaluate the realizability of its deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

  Equity in net income of unconsolidated investees

        Equity in net income of unconsolidated investees was $18.9 million for the year ended December 31, 2003 compared to equity in net loss of unconsolidated investees of $20.4 million for the year ended December 31, 2002. The equity in net income of unconsolidated investees figure in 2003 is not comparable to the previous year's figure because our ownership in Fintur has increased from 25% to 41.45% due to the restructuring of Fintur completed in August 2002. During the restructuring of Fintur in August 2002, digital TV, ISP and other technology companies were sold by Fintur.

  Net income

        Net income increased significantly to $215.2 million for the year ended December 31, 2003 compared to the net income of $47.4 million in 2002. Apart from the operational improvement that is driven by subscriber growth, increase in usage and appreciation of TL, increase in net income was mainly due to the increase in income tax benefit due to the effect of deferred tax asset.

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

        We adopted EITF 01-09 "Accounting for Consideration Given to a Customer or a Reseller of the Vendor's Products" on January 1, 2002. As a result of applying the provisions of EITF 01-09, our revenue, gross profit, and selling and marketing expense each were reduced by an equal amount of $84.7 million for the year ended December 31, 2001, respectively. The adoption of EITF 01-09 had no impact on operating income, net income (loss) or earnings (loss) per share. As a result of the application of EITF 01-09 to prior periods, certain figures provided in this document will differ from figures provided previously.

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

  Translation loss

        We recorded a translation loss of $18.0 million for the year ended December 31, 2002, compared to a translation loss of $151.5 million in 2001. The decrease in translation loss experienced in 2002 stemmed from the 12% devaluation of the Turkish Lira against the US dollar in 2002 compared to the 53% devaluation of the Turkish Lira against the US dollar in 2001.

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

        The following are the most significant taxes imposed on telecommunications services:

  Special Communications Tax

        The Turkish government imposed a special communication tax of 25% on mobile telephone services as part of a series of new taxes to finance the public works required to respond to earthquakes that struck the Marmara region of Turkey in 1999. The tax, originally applicable from December 1, 1999 through the end of 2000, is paid by mobile users and collected by mobile operators. The Turkish government has subsequently extended the tax twice, first through December 31, 2002 and again, second through December 31, 2003. With Law No. 5035 Special Communications Tax has been continuous and it has been arranged in Expense Tax since January 1, 2004. Besides, a fixed amount of Special Communication Tax on new subscriptions which is currently TL 20.0 million has been imposed with Law No. 5035. The tax has had a negative impact on mobile usage.

        The special communications tax is charged at 25% on the usage fees payable by subscribers. The tax collected from subscribers in a calendar month is remitted to the taxing authorities within 15 days of the following month.

  Value Added Tax ("VAT")

        Like all services in Turkey, services provided by GSM operators are subject to VAT, which is 18% of service fees charged to the subscribers. We declare VAT to Ministry of Finance within 20 days and remit VAT paid by our subscribers within 26 days of the month following the month in which it is incurred, after the offset of input VAT incurred by us.

        On April 24, 2003, VAT on roaming revenues invoiced to foreign operators, which was 18%, was cancelled. In addition, the 25% special communication tax on these revenues was also cancelled.

        We have calculated VAT responsibility on ongoing license fee since June 2003 and it was not calculated according to decision of Istanbul Tax Court since February 2004.

        According to the opinion of the Ministry of Finance, VAT responsibility and special communication tax responsibility have been calculated on the invoices issued by foreign GSM operators' and subscribers' invoices including mark up and calls fee since August 1, 2003.

  Special Transactions Tax ("STT")

        Like the special communications tax, the Turkish government imposed the STT on certain transactions to finance the funding requirements with respect to the earthquakes that struck the Marmara region in 1999. Originally, this tax was payable through the end of the year 2000. However, this tax was extended through December 31, 2003.

        As far as GSM services are concerned, the STT was charged once upon subscription and annually on an ongoing basis.

        A fixed amount of tax, which was currently TL 16.0 million (equivalent to $11.46 at December 31, 2003), was charged to the subscriber in the first invoice issued to the subscriber. The GSM operators remitted the tax to the taxing authorities in the month after it is collected.

        The ongoing tax was equivalent to the monthly fixed fee charged to the subscribers by the GSM operators regardless of use of the services. This tax was chargeable to subscribers in 12 equal monthly installments by virtue of provisions included in the Annual Budget Laws. The GSM operators remitted the tax in the month after it is collected.

        With Law No. 5035, STT was abolished on GSM subscriptions and annually on an ongoing basis since January 1, 2004.

  Contributions for Education ("Education Tax")

        After the extension of primary education from 5 years to 8 years in 1997, the Education Tax was introduced on certain goods and services to provide funding for such change. Education Tax was originally applicable until the end of 2000, but it has been extended for more 10 years and would be applicable until December 31, 2010.

        For GSM services, the Education Tax was charged in the same manner as the STT, except that the amount of Education Tax upon subscription was currently TL 7.0 million (equivalent to $5.01 at December 31, 2003).

        With Law No. 5035, Contributions for Education (Education Tax) GSM subscriptions and annually on an ongoing basis was abolished since January 1, 2004.

  Wireless Equipment Fees

        According to wireless equipment usage law, all receiver equipment must be licensed. As a consequence, mobile wireless telephone owners are subject to both a license fee and an annual usage fee.

        The license fee is paid once on subscription for the equipment bought. The one time license fee is currently TL 6.9 million (equivalent to $4.94 at December 31, 2003). The license fee is divided into the number of months remaining in the year in which it is payable and charged to the subscriber in equal installments.

        The yearly usage fee is the same amount as the license fee and charged to the subscriber in 12 equal monthly installments. Monthly collected charges are paid by Turkcell to the government in the following month.

  Stamp Duty

        Under the Turkish Stamp Duty Law, certain documents such as contracts and other agreements are subject to stamp duty either at a fixed amount (if the document does not include a certain amount) or at a certain percentage of the amount involved in the document.

        Stamp duty is applicable to subscription agreements signed between GSM operators and subscribers. Stamp duty payable on such agreements was a fixed amount until July 2003, which was TL 9.3 million (equivalent to $6.65 at December 31, 2003). Since July 2003, stamp duty payable on such agreements is 0.075% of the contract amount, which approximate TL 0.031 million for subscription agreements. Stamp duty is paid once upon signing of the subscription agreement and is paid to the tax authorities by GSM operators who charge the subscriber in the first invoice issued to the subscriber.

  Special Consumption Tax

        The Turkish Government introduced a single tax, the special consumption tax, to consolidate several taxes and fees currently applied on certain goods, which became effective on August 1, 2002. GSM services were not directly affected when the new tax was introduced. However, cell phones are included in the goods that are subject to the special consumption tax. The special consumption tax is charged on cell phones either at importation or at the level of sale by the Turkish manufacturers.

Investment Incentive Certificates

        In 1993, 1997, 2000 and 2001, the Undersecretariat of the Treasury approved investment incentive certificates for a program of capital expenditures by us and our subsidiaries in our mobile communications operations and call center operations. Such incentives entitle us to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but these deductions are subject to withholding tax at the rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax). Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4.4 billion in qualifying expenditures. As of December 31, 2003, we had incurred cumulative qualifying expenditures of approximately $3.4 billion ($2.8 billion as of December 31, 2002), resulting in tax credit carryforwards under the certificates of approximately $343.0 million ($361.6 million as of December 31, 2002), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. The certificates are denominated in Turkish Lira. However, approximately $2.1 billion of qualifying expenditures through December 31, 2003 ($2.4 billion as of December 31, 2002) under the certificates are indexed against future inflation.

        On April 24, 2003, a new law, Law No. 4842, which made changes in certain taxation matters, was announced.

        The major changes are as follows:

  •
  An investment incentive certificate is not required in order to receive an investment tax benefit. If capital expenditures qualify as eligible expenditures, the investment tax benefit will be available automatically. In general, capital expenditures eligible for depreciation for tax purposes are considered also eligible for investment tax benefit.

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

Recapitalization

        On June 23, 2004, our board of directors has decided that Turkcell's paid-in capital shall be increased from TL 500 trillion to TL 1,474.6 trillion by adding TL 118.1 trillion out of the total dividend for the year 2003 and the capital inflation adjustment (included in the financial statements prepared in accordance with the accounting standards promulgated by the Turkish Capital Markets Board) difference amounting to TL 856.5 trillion for 2003 to Turkcell's paid-in capital. An application to the Turkish Capital Markets Board has been made for the approval of such capital increase and the registration of the bonus shares to be issued and distributed to our shareholders. As of June 30, 2004, such application is currently pending.

Effects of Inflation

        The annual inflation rates in Turkey were 68.5%, 29.7% and 18.4% for the years ended December 31, 2001, 2002 and 2003, respectively, based on the Turkish consumer price index. Within a hyperinflationary economy such as Turkey's, holding TL-denominated monetary assets in excess of TL-denominated monetary liabilities results in a loss as the real value of the net monetary assets decreases in line with the inflation rate. In a situation where monetary liabilities exceed monetary assets, a gain results as the real value of the net liabilities decreases. In order to try to retain inflation rates that have averaged about 38.9% per annum over the past three years, the Turkish government has implemented policies, including certain austerity measures that could have a negative impact on the Turkish economy and on our profitability. For additional information about the effects of inflation, see "Item 3. Key Information—Exchange Rate Data."

New Accounting Standards Issued

        In March 2004, Emerging Issues Task Force (EITF) reached a consensus on EITF 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-01 provides guidance for assessing other-than-temporary impairment. That proposed guidance would apply to investments accounted for under the cost method or the equity method, investments classified as either available-for-sale or held-to-maturity under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (including individual securities and mutual funds), and investments accounted for under SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations." It would not apply to investments within the scope of EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." The impairment accounting guidance is effective for reporting periods beginning after June 15, 2004 and the disclosure requirements for annual reporting periods ending after June 15, 2004. The adoption of EITF 03-01 is not expected to have a material effect on our consolidated financial statements.

5B.    Liquidity and Capital Resources

  Liquidity

        We require significant liquidity to finance capital expenditures for the expansion and improvement of our GSM network, for non-operational capital expenditures, for working capital, for various domestic and international business investments, for possible payments on legal disputes and to service our debt obligations. To date, these requirements have been funded largely through supplier financings, bank borrowings, and the issuance of $700 million in bonds by a special purpose finance vehicle, Cellco Finance N.V. (Cellco), which issued $300 million of debt securities in July 1998 and $400 million of debt securities in December 1999, and a rights issue. We have extinguished the $300 million note early on November 10, 2003. As of December 31, 2003, total outstanding debt related to the Cellco transaction was $400 million.

        Summary of our consolidated cash flows for the years ended December 31, 2002 and 2003 are as follows:

(In millions of USD)	2002	2003
Net cash provided by operating activities	608.8	1,041.3
Net cash used for investing activities	(141.9)	(198.9)
Net cash used for financing activities	(315.9)	(653.8)

Net annual cash increase	151.0	188.6

        The net cash provided by our operating activities for the years ended December 31, 2003 and 2002 amounted to $1,041.3 million and $608.8 million, respectively. The increase in 2003 was primarily due to increase in revenues in 2003 and the payment to Ericsson amounting to $225 million in 2002.

        The net cash used for investment activities for the years ended December 31, 2003 and 2002 amounted to $198.9 million and $141.9 million, respectively. From our formation through December 31, 2003, we made total capital expenditures for assets of $3.9 billion including our license, of which $2,193.2 million was for the build-out of the network. We also invested $762.8 million in computer software over that period. In February 1999, July 1999, January 2000 and January 2001, we signed contracts with Ericsson, our primary equipment supplier, to purchase approximately $514 million, $551 million, $640 million and $400 million, respectively, of equipment to expand and improve our network. All of these contracts have been fulfilled and closed. Furthermore we signed a new contract, which was called "Frame Contract" with Ericsson in September 2003 to purchase equipment to expand and improve our network. Since September 2003 our network equipment has been purchased under the Frame Contract. Total investments in investees amounted to $149.8 million as of December 31, 2003 compared to $106.5 million as of December 31, 2002.

        The net cash used for financing activities for the years ended December 31, 2003 and 2002 amounted to $653.8 million and $315.9 million, respectively. As of December 31, 2003, $607.5 million was outstanding as short-term and long-term borrowings. We also entered into lease agreements in the amount of $73.7 million with various leasing companies ($68.3 million for our headquarters and other real estate, $4.1 million for computers installed at the building, office equipment and company cars and $1.3 million for a central betting system which is classified as other current and other long term assets).

        In March 2003, we extinguished the outstanding balance of the 1999 Bank Facility of $244.4 million. Additionally, in November 2003 we extinguished $300 million of our 15% Senior Subordinated Notes due 2005 issued by Cellco at a price of 103.75%. Also on November 24, 2003, we made the final repayment on our $100 million Vakifbank loan and the facility terminated.

        Since the beginning of 2004, we have entered into new credit agreements totaling $200 million with Akbank and Garanti Bankasi and finalized the Syndicated Murabaha facility with IDB and HSBC based on mandates granted in October 2003. The drawdowns under the new $100 million Akbank facility became effective on February 11, 2004 and the drawdown $100 million Garanti Bankasi facility became effective March 8, 2004. In addition, the Syndicated Murabaha facility became effective on January 16, 2004 with the initial drawdown done on March 3, 2004.

        We have invested in the 12.75% Senior Notes due August 1, 2005 issued by Cellco, in the total nominal amount of $2.0 million on April 7, 2003 and April 15, 2003 and will hold the bonds till maturity. Since the beginning of 2004, we purchased another $63.0 million Senior Notes bringing the total to $65.0 million.

        For the year ended December 31, 2003, we spent approximately $172.9 million for capital expenditures compared with $71.2 million for the same period in 2002. We plan to spend $202.4 million for capital expenditures in 2004. We also expect to spend a major portion of 2004 capital expenditures on increasing capacity in selected dense urban areas and of prepaid systems.

Off-balance sheet arrangements

        Off-balance sheet arrangements refer to any transaction, agreement, or other contractual arrangement involving an unconsolidated entity (other than contingent liabilities arising from litigation, arbitration or regulatory actions), under which a company has:

  •
  provided guarantee contracts;

  •
  retained or contingent interests in transferred assets;

  •
  any obligation under derivative instruments classified as equity; or

  •
  any obligation arising out of material variable interests in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging, or research and development arrangements with the company.

        We have signed a shareholders agreement with the other shareholders of DCC, our Ukrainian subsidiary, on April 2, 2004. Under the shareholders agreement, we have provided a financial assistance guarantee pursuant to which we agreed to arrange at least $150 million of financing for DCC prior to 2006.

        Under the terms of the license that we have recently won in Iran, our subsidiary will be required to pay an initial upfront license fee of EUR 300 million and an ongoing license fee based on a percentage of the greater of the precommitted gross revenue or the actual gross revenue, whichever is greater.

        As a condition of its GSM license bid, the Irancell Consortium was obliged to provide a bid bond amounting to 263,000,000,000 Iranian Rial (approximately EUR 25 million) to the Iranian Authorities. This bid bond was issued by Bank Saderat under a Deutsche Bank AG counter-guarantee on February 8, 2004 underwritten by us. The Bid Bond matures on August 7, 2004.

        The Irancell Consortium was also obliged to give a payment guarantee amounting EUR 300 million, which is equivalent to the upfront license fee. We have provided a guarantee of EUR 210 million of this payment guarantee to HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas. The payment guarantee was issued on March 5, 2004 and matures in September 7, 2004.

        The remaining guarantees that we have provided to third parties are set put in the contingent liabilities table below.

        As of December 31, 2003, we have entered into purchase contract in relation advertising services, the value of which amounted to $25 million.

        In addition, we routinely enter into operating leases for property and equipment in the normal course of business. At December 31, 2003, there were no commitments and contingent liabilities in material amounts arising from such operating leases.

  Contractual Obligations and Commercial Commitments

        The following table illustrates our major contractual obligations and commitments as of December 31, 2003.

	Payments due by period
US$ Million Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Borrowings	605.9	93.4	512.5	—	—
Capital Lease Obligations	26.8	15.6	11.2	—	—
Purchase Agreement	25.0	10.0	15.0	—	—
Operating Leases	—	—	—	—	—
Total Contractual Cash Obligations	657.7	119.0	538.7	—	—

  Related Party Transactions

        For a description of our transactions with related parties see "Item 7B. Related Party Transactions."

  Personal loans to directors and executive officers

        As of December 31, 2003, none of Turkcell's directors and executive officers have outstanding personal loans. As of December 31, 2002, such personal loans amounted to approximately $9,000, which was fully repaid in 2003.

  Contingent Liabilities

        The following table illustrates our major contingent liabilities, which are all guarantees, as of December 31, 2003.

	Amount of contingent liability expiration per period
(USD million)	Total amount committed	Remaining commitment December 31, 2003	Less than 1 year	1-3 years	4-5 years	Over 5 years
Guarantees
Digital Platform	87.2	47.0	28.1	18.9	—	—
BNP—Brussels (Buyer Credit)	50.2	31.8	17.4	14.4	—	—
BNP—Brussels (Financial Loan)	8.2	2.7	2.7	—	—	—
BNP—Hungary (Buyer Credit)	11.7	7.4	2.9	4.5	—	—
BNP—Hungary (Financial Loan)	1.9	0.9	0.9	—	—	—
Websterbank—USA	1.2	0.3	0.3	—	—	—
HSBC—Istanbul Main Branch	14.0	3.9	3.9	—	—	—
Hobim	0.1	0.1	0.1	—	—	—

        We have contingent liabilities in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Turkish Ministry amounting to $5.0 million, and customs authorities, private companies and other public organizations amounting to $37.9 million. In addition, as of December 31, 2003, we have contingent liabilities in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $2.0 million.

        Guarantees given for Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks.

        Guarantees given for Hobim are related to financial leasing agreements made with the respective lessors.

        Irancell Consortium was obliged to provide a bid bond amounting EUR 25 million to the Iranian Authorities. This bid bond was issued by Bank Saderat under Deutsche Bank AG counter-guarantee on February 8, 2004 with Turkcell guarantee. The maturity of the Bid Bond is August 7, 2004 and it was issued in Iranian Rial amounting 263,000,000,000 Rial, which is equivalent to EUR 25 million. Under the terms of the license Irancell will be required to pay an ongoing license fee based on a percentage of the greater of the precommitted gross revenue or the actual gross revenue, which ever is greater.

        Additionally, Irancell Consortium was also obliged to provide a payment guarantee amounting EUR 300 million, which is equivalent to the upfront license fee. Turkcell has given a guarantee of EUR 210 million of this payment guarantee. EUR 210 million payment guarantee was issued by HSBC Plc. under Akbank and BNP Paribas counter-guarantee of EUR 100 million and EUR 85 million, respectively. The payment guarantee was issued on March 5, 2004 and has maturity date of September 7, 2004.

        Also, according to the Shareholders Agreement, signed by us and other shareholders of Digital Cellular Communication (DCC) on April 2, 2004, we have provided a financial assistance guarantee pursuant to which we agreed to arrange at least $150 million of financing for DCC prior to 2006.

  Liquidity Outlook

        Under the current assumptions and knowledge of the present facts, we expect Turkcell to be cash self-sufficient maintaining its strong cash position in the business. According to our current business plan, we believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network through our operating cash flow, our strong cash balance as of December 31, 2003 and certain debt restructurings that we have recently completed.

        The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this MD&A.

        The important factors that may adversely affect our projections are; general economic conditions, change in the competition, developments in the domestic and international capital markets, investments, changes in telecom regulations and the ongoing legal cases.

  General Economic Conditions

        With the support of the encouraging outlook of the economy and the positive consumer sentiment in the market, Turkcell is expected to maintain its net cash generation trend to be sustained. Government's efforts to comply with IMF and the economic program, recovery in the purchasing power parallel with the developments such as GDP growth, improved distribution of wealth and growing young and technology oriented population are projected to expand the GSM penetration in the market.

        However, any change in the above stated factors including structure of the current competition might create additional cash need for Turkcell.

  Loans

        During the first quarter of 2004, we continued to restructure our debt in line with our priorities to decrease the borrowing costs, extending the maturity. We have finalized the Syndicated Murabaha facility with IDB and HSBC in January 2004, amounting to $100 million with a maturity of two years. This facility has an availability period of 180 days, and will be used to finance network equipment purchases in 2004. This agreement was signed on January 16, 2004 and the initial drawdown date was March 3, 2004. Our aim was to diversify our international investor base and lower our borrowing costs on an unsecured basis.

        Also on October 30, 2003, Yapi Kredi has committed to provide a cash loan facility, with market rates available at our future drawdowns, up to $150 million to us over the next twelve months.

        In the first quarter of 2004, we raised an additional $200 million from Akbank and Garanti Bank, $100 million from each with maturities of three years. These facilities provided us further financial flexibility for our foreign investment equity injections and legal provisions. Meanwhile, we were able to extend the maturity of our loan portfolio while lowering our total borrowing costs through these local bilateral facilities.

        As part of our risk management strategy, we always monitor and consider contingency financing alternatives in line with our business plans.

        In March 2003, we early extinguished the outstanding balance of $244.4 million of our 1999 bank facility. In November 2003, we early extinguished the outstanding balance of $300 million of our 1998 Issuer Credit Agreement with a redemption rate of 103.75%.

        Also, on March 13, 2003, Garanti Bankasi agreed to extend the maturity of its outstanding loan to us. As a result of this extension, the outstanding balance of $75 million will be repaid in three equal installments on June 21, 2004, January 23, 2006 and April 21, 2006. Further, on April 30, 2003, Akbank agreed to extend the principal payments of $100 million and $25 million, which were due on May 9, 2003 and June 5, 2003, respectively. As a result of this extension, $100 million will be repaid in two equal installments on May 10, 2004 (which is completed) and May 9, 2005, and $25 million will be repaid in two equal installments on June 7, 2004 and June 6, 2005. In the third quarter, we completed the necessary legal procedures for the early redemption of our 15% Senior Subordinated Notes and announced the redemption date as November 10, 2003. Also on November 24, 2003, the final repayment was completed on the $100 million Vakifbank loan and the facility terminated. We believe that our cash from operations will be sufficient to fully fund our business plan through 2004, which includes the repayment of approximately $160.7 million in debt principal and interest obligations. Based on our current expectations regarding the domestic and international macroeconomic environment, developments in the telecommunications sector in general, our debt repayment schedule, costs arising from pending litigation, our obligations on our domestic and international investments and partnerships and the cost of new financing, we do not foresee any funding gap in 2004.

        Meanwhile, we are continuing to evaluate different financing alternatives through domestic and international markets to ensure the continuity of our long-term borrowing structure and strategies. We will continue to focus on strategies for lowering the weighted average cost of total borrowing and extending the maturity of outstanding borrowings. We are reviewing the domestic loan alternatives of either extending the existing facilities or by obtaining additional domestic debt. In line with these strategies, we extinguished our 1999 bank facility early on March 31, 2003, extinguished the Senior Subordinated Notes due 2005 issued by Cellco amounting to $300 million early on November 10, 2003, agreed to extend the loan from Garanti Bankasi on March 13, 2003, and agreed to extend the principal payments of the loan from Akbank on April 30, 2003. In addition, we will be watching international debt markets for opportunities to make a longer term club deal or syndication. In the meantime, we will be following the high yield markets in 2004, depending on the performance of the existing Cellco Bonds and market availability.

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

  Credit Ratings

        The Company's long term credit ratings were upgraded by Fitch on October 16, 2003 from B- to B and again on February 17, 2004 from B to B+. Moody's and S&P's ratings were unchanged at B2 and B, respectively.

        Turkcell's debt ratings as of May 24, 2004:

Standard & Poor's	B
Moody's	B2
Fitch	B+

        The ratings upgrade had no impact on the interest cost of the existing debt. Any further upgrades from the ratings agencies may allow the Company to lower the cost of borrowing for any future indebtness in the internal and external debt/capital markets. Conversely, any ratings downgrade may limit the Company's future access to debt/capital markets and increase the cost of borrowing.

  Dividend Payments

        Until 2003, Turkcell was not making any dividend payments due to its previous accumulated loss under previous Capital Market Board (CMB) accounting standards. CMB has adopted new accounting standards in 2003, which are generally in compliance with International Financial Reporting Standards (IFRS). We have adopted these accounting standards as of and for the year ended December 31, 2003 for CMB reporting purposes. We have reported accumulated profit according to the new accounting standards. We have declared that we will pay dividend amounting TL 236,317 billion (equivalent to $169,302 at December 31, 2003). TL 118,159 billion (equivalent to $84,561 at December 31, 2003) of the dividend will be distributed in the form of bonus shares and TL 118,159 billion (equivalent to $84,561 at December 31, 2003) will be distributed in cash.

        Future payment of dividends depend on the profitability of the Company in accordance with the new accounting standards and distribution of dividends in the following years may be considered depending on the financial performance of Turkcell, changes in the economic conditions and other developments in the environment.

  New Technology Investments and Partnership Opportunities

        Cash flow from the operations provides Turkcell with the sufficient means to implement its plans. However, new technologies are excluded from the current projections, so addition of any new technology such as 3G technology, or any new partnership opportunity may require both higher operating expense and capital expenditures leading to a need for additional cash injection in the future.

  Investment in Iran

        We and other parties in Irancell consortium were obliged to give a payment guarantee amounting a EUR 300 million, which is equivalent to license fee. We have given guarantee of EUR 210 million of this payment guarantee. EUR 210 million payment guarantee was issued by HSBC Plc. under Akbank and BNP Paribas counter-guarantee of EUR 100 million and EUR 85 million, respectively. Payment guarantee was issued on March 5, 2004 and has maturity date of September 7, 2004. After Irancell's establishment, Irancell will make the license payment to Iran government. We made a capital injection to East Asian in the amount of EUR 13.5 million and we will make an additional cash injection in the amount of EUR 76.5 million into East Asian. East Asian will make the capital injection of EUR 90 million into Irancell.

5C.    Research and Development, Patents and Licenses

        We have not had any research and development activities for the last three years. We own no patents. We have registered 212 trademarks under applicable Turkish trademark legislation and applied for the registration of 61 additional trademarks.

5D.    Trend Information

  Economic Trends in 2004

        The Turkish economy was adversely affected by the significant economic difficulties that occurred in 2001. Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil in 2001 during 2002. Although macroeconomic indicators and consumer sentiment showed significant improvement during 2002, the Turkish economy remained fragile. In 2002, the Turkish Lira depreciated by 11.9% against the US dollar, there was continuing volatility in the debt and equity markets and year on year inflation was 30.8% in the wholesale price index and 29.7% in the consumer price index as of December 31, 2002. In 2003, with the help of a single party government and tight monetary and fiscal policy, the Turkish Lira appreciated 17.1% annually against the US dollars. Wholesale price index ("WPI") decreased to 13.9% and consumer price index ("CPI") decreased to 18.4% as of December 31, 2003.

        During 2002 and 2003, a new IMF backed program sought to decrease the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector and public sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and the enactment of other reforms would improve the liquidity position of the private sector and stimulate growth. Accordingly, the IMF and World Bank extended additional financial support for the implementation of the program targets through the end of 2004 via a new stand-by program. These targets were realized thanks to a tight fiscal policy backed by inflation targeting in 2002 and 2003.

        The economic problems that Turkey may face in 2004 and the future are primarily the current account deficit resulting from the ongoing appreciation of the Turkish Lira against the US dollar, debt sustainability problems due to populist policies, possible easing of 6.5% primary surplus target or not meeting it and a possible increase in interest rates in the United States, which could lead to an outflow of fund from emerging markets. In addition, macroeconomic indicators may be negatively impacted by the political situation in Cyprus and the progress of Turkey's application for accession to the EU. Furthermore, increased consumer confidence and wages may result in an increase in inflation. Inflation and the level of government debt may also increase as a result of populist economic policies carried out by the government. The government's policy about the IMF stand-by program, which is going to end in 2004 will also be a major factor. Turkey has an outstanding 20 billion USD of debt redemption to IMF in 2005 and 2006. Moreover, any tension between the secularist military and the more conservative government, can cause political turmoil in Turkey and the economy will be affected very negatively. During 2003 and first quarter of 2004, the increased momentum in economic reform has helped to improve financial market sentiment. The Turkish authorities have laid out an ambitious economic stabilization and reform agenda for 2004, and have taken important initial steps in implementing this agenda. Together with the end of hostilities in Iraq and a positive global market sentiment toward emerging market economies, this has helped interest rates to fall while the Turkish lira has strengthened. The more benign environment also means that the government's macroeconomic targets of 5% growth and 12% CPI in 2004 remain attainable.

  Changing Subscriber Base

        Our revenues have been, and will continue to be, impacted by the increasing proportion of prepaid subscribers in our subscriber base. The proportion of prepaid gross additions in total gross additions increased to 91% in 2003 from 90% in 2002, 85% in 2001 and 69% in 2000. Trends indicate that prepaid subscribers exert more control on their usage pattern than postpaid subscribers, which leads to decreased minutes of usage, decreased overall average revenue per user. We expect that for the foreseeable future the proportion of prepaid gross additions in total gross additions will remain high, which may lead to a further decline in average revenue per user and average monthly minutes of use. However together with the improvement in the macroeconomic indicators and consumer sentiment, we expect minutes of usage and average revenue per user to improve in 2004.

ITEM 6.    BOARD MEMBERS, SENIOR MANAGEMENT AND EMPLOYEES

6A.    Board Members and Senior Management

Board Members

        Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for management. The Articles of Association provide for a Board of Directors consisting of seven members.

        The following table sets forth the name of each member of our Board of Directors, who all serve for staggered terms of three years:

Name	Nominated By
Mehmet Emin Karamehmet (Chairman)(1)	Cukurova Holding A.S.
Harri Koponen(1)	Sonera Holding B.V.
Osman Berkmen(1)	Yapi ve Kredi Bankasi A.S.
Esko Juhani Rytkonen(1)	Sonera Holding B.V.
Murat Vargi(1)	MV Holding A.S.
Aimo Eloholma(2)	Sonera Holding B.V.
Ersin Refik Pamuksuzer(3)	Cukurova Holding A.S.

(1)
Nominated on April 18, 2002 for a term of three years.

(2)
Nominated on April 25, 2003 for a term of three years.

(3)
Nominated on April 25, 2003 for a term of three years, but he resigned as of April 28, 2004.

        Ersin Refik Pamuksuzer resigned from his duty as of April 28, 2004. Ersin Refik Pamuksuzer stated that he resigned because of his active role as a Board Member in Turkcell's investments in Iran and Ukraine. As of the date of this annual report Ersin Refik Pamuksuzer has not been replaced.

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

Biographies

  Board Members

        Mehmet Emin Karamehmet, age 60, was appointed as Chairman of the Board of Directors on September 30, 1993. He is also President and Chairman of the Board of Directors of Cukurova BMC, Cukurova Havacilik, Cukurova Sanayi, Ompas Otomotiv and Banque de Commerce et de Placements S.A. and a member of the Board of Directors of Cukurova Insaat Makinalari A.S. Mr. Karamehmet received a degree in economics from Dover College, England.

        Harri Koponen, age 41, was appointed as the President & CEO of Sonera Corporation on October 1, 2001 and resigned from his position effective July 1, 2004. Koponen joined Sonera from Ericsson, where he was employed in various positions since 1994. As from 1999, Koponen served as the Executive Vice President & General Manager of Ericsson's consumer products division and was responsible for sales and marketing in North America. From 1989 to 1994, Koponen was employed by Hewlett-Packard. Before that he served as chief planner and office manager at Oy Shell Ab. He holds an executive MBA degree and a Doctor of Economics from the University of Jyväskylä.

        Osman Berkmen, age 61, was appointed to the Board of Directors on October 15, 1993. He is Chairman of the Board of Directors of Auer, Bilpa, Halk Yasam and Tifdruk. He is a member of the Board of Directors of Banque de Commerce et de Placements S.A., BMC, Comag, Cukurova Havacilik, Halk Sigorta, Netsel Turizm and Ompas Otomativ. Mr. Berkmen received a degree in economics from Istanbul University.

        Esko Juhani Rytkonen, age 47, was appointed to the Board of Directors on April 15, 1998. He is Senior Vice President, Corporate Finance & Treasury of Sonera Corporation. Before joining Sonera, he worked for 15 years at Nokia Corporation in various managerial posts, including Vice President, Business Development for Nokia Mobile Cellular Systems Oy and Head of Project Finance for Nokia Telecommunications Oy. Mr. Rytkonen graduated with an MSc (Business Administration) from the Helsinki School of Economics.

        Murat Vargi, age 56, was appointed to the Board of Directors on September 30, 1993. He began his career in the Koc Group Foreign Trade Company and later founded Penta Trading Company, a Turkish export trading company. He holds an MBA from the Helsinki School of Economics.

        Aimo Eloholma, age 54, was appointed to the Board of Directors on April 25, 2003. He is president of TeliaSonera International. He joined Telecom Finland in 1974 and has held positions in data communications, business development, business services, sales and marketing as well as corporate planning. Before his nomination to TeliaSonera, Mr. Eloholma acted as Deputy CEO and Chief Operating Officer of Sonera Corporation. He holds a Master of Science in Electrical Engineering from Helsinki University of Technology and has also studied Economics and Business Administration.

        Ersin Refik Pamuksuzer, age 49, was appointed to the Board of Directors on April 25, 2003. He has been employed by Ericsson since 1981, and has been General Manager of Ericsson Turkey since 1998. Earlier in his career, he worked in Ericsson's operations in Sweden and Saudi Arabia. Mr. Pamuksuzer holds a graduate degree in Industrial Engineering from Bosphorus University and another graduate degree in International Management from Uppsala University. Mr. Pamuksuzer resigned as of April 28, 2004.

  Executive Officers

        Muzaffer Akpinar, age 42, is our Chief Executive Officer. He joined us in January of 2002. He started his professional career at Penta Textile, a vertically integrated production and export company established in 1985, where he was one of the founders and managing directors. From 1994 to 2001, he worked as the CEO of KVK Mobil Telefon Hizmetleri A.S., which is one of the major importers and distributors of handsets and vendors of SIM cards in the Turkish telecommunications market. From 1993 to 2001, he worked as the CEO of MV Holding A.S., which is one of our founding shareholders. Between June 2001 and January 2002, he was the General Manager of Fintur Technologies B.V. Mr. Akpinar received a double major degree in Economics and Business Administration from Bosphorus University.

        Ekrem Tokay, age 43, is our Chief Financial Officer. He joined us in 1995. From 1990 to 1995, he worked for Pepsi Cola International as Financial Controller. He worked from 1989 to 1990 for Arthur Andersen Consulting as a Finance Specialist. He started his career with Bekoteknik as an Accounting Supervisor in 1984 and continued in that position until 1988. He received a degree in management from Marmara University.

        Ayse Selen Kocabas, age 36, is our Chief Business Support Officer. She joined us in 2003. From 2000 to 2003 she worked for DanoneSa as an assistant General Manager responsible for Human Resources and Administration. Between 1995 and 2000 she worked for Marshall as Human Resources Coordination Chief. From 1993 to 1995 she worked for Arcelik as Human Resources Specialist. She has a degree in Economics from Istanbul University.

        Tulin Karabuk, age 39, is our Chief Marketing Officer. She joined us in 1998. From 1993 to August 1998, she was Sales and Marketing Manager for KVK Mobil Telefon Sistemleri Tic. A.S. She has a degree in business management from Bosphorus University.

        Ruhi Dogusoy, age 49, is our Chief Operating Officer. He joined us in October 1999. Prior to joining us, he worked as Vice President—Technical at Ericsson Turkey A.S. from 1989 to 1999. He has a degree in mechanical engineering from Middle East Technical University in Turkey.

6B.    Compensation

        The compensation of the Board of Directors is resolved by the shareholders at general assembly meetings.

        For the year ended December 31, 2003, we paid an aggregate of approximately $1,000,000 to our executive officers, including compensation for salary and bonuses. In 2003, we did not compensate board members for their services. Furthermore, we do not maintain any profit-sharing, pension or similar plans.

6C.    Board Practices

        Under the Turkish Commercial Code and our Articles of Association, our Board of Directors is responsible for our management. The Articles of Association provide for a Board of Directors consisting of seven members. The members of our Board of Directors serve for staggered terms of three years. None of the members of the Board of Directors have entered into a service agreement with us.

        As per the amendments on the Communiqué on Independent Auditing in Capital Markets of Turkey promulgated in November 2002, each public company whose shares are traded on a stock exchange is required to establish an audit committee under the Board of Directors. The members of the audit committee must be appointed from among the members of the Board of Directors. There must be at least two members of the audit committee. Should the committee consist of two members, neither of the two appointed Directors shall be one of the following: general manager; a member in a direct executive position such as member of the executive board; or a board member holding a managing director position. If there are more than two members of the committee then a majority of the members should comply with such criteria. We established our audit committee, consisting of Esko Rytkonen and Osman Berkmen, on December 16, 2003. We comply with the audit committee requirements of the CMB which differ from those of the SEC, including with respect to the independence of audit committee members and the requirement for the existence of an audit committee charter, which we will be required to comply with on or before July 31, 2005. Additionally, as per a decision of the Board of Directors, the responsibility of the audit committee members is also considered as a joint responsibility of all board members.

        According to the amended Communiqué on Independent Auditing in Capital Markets of Turkey, the audit committee members supervise the execution and efficiency of our company's accounting system, disclosure of financial information to the public, external audit by independent auditors and internal control system. Additionally, the audit committee members apply the provisions of Code of Ethics to specific situations to whom CEO, Chief Financial Officer and other executive officers and financial officers will report known and suspected violations. See "Item 16B. Code of Ethics."

        The Board of Directors does not have a remuneration committee.

6D.    Employees

        From our formation in 1993, Turkcell has grown from approximately 90 employees to 2,148 employees at December 31, 2003. As a result of the recent economic crisis, we reduced our workforce by approximately 9% between January 1, 2001 and December 31, 2001. Between April 2001 and December 2001, we have also placed many employees on unpaid leave for one to six months and we have saved approximately 54,000 work days through these unpaid leaves. The following table sets forth the number of employees by activity employed by us and our consolidated subsidiaries at December 31, 2001, 2002 and 2003, and at February 25, 2004.

	2001	2002(1)	2003	2004(2)
Turkcell
Marketing and Sales	776	746	616	650
Finance	126	110	115	116
Operations	734	1,067	1,132	1,137
Business Support	247	203	231	234
CEO Office	358	37	54	57

Subtotal	2,241	2,163	2,148	2,194
Subsidiaries
Kibris Online	14	14	16	16
Kibris Mobile Telekom Ltd.(3)	7	6	94	95
Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S.	1047	1820	2,620	2,518
Corbuss	44	0	0	0
Turktell Bilisim Servisleri A.S.	0	10	14	18
Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S.	0	26	75	81
Bilisim ve Egitim Teknolojileri A.S./Iyi Eglenceler ve Turizm A.S.	0	0	28	29
Mapco Internet ve Iletisim Hizmetleri Pazarlama A.S.	68	37	67	70

Subtotal	1,180	1,913	2,914	2,827
Total	3,421	4,076	5,062	5,021

(1)
We changed our internal organization in 2002. As a result, 2002, 2003, and 2004 figures may not be directly comparable to 2001 figures.

(2)
As of June 18, 2004.

(3)
The increase in the number of employees in 2003 is due to the fact we had previously counted only Turkcell employees working at Kibris Mobile Telekom Ltd. Starting in 2003, we have counted all employees on Kibris Mobile Telekom Ltd's payroll.

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

6E.    Share Ownership

        The aggregate amount of shares owned by our board members and senior officers as of December 31, 2003 was 55,369,462, which amount is less than 1% of our outstanding shares. No individual board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.    Major Shareholders

        The following table sets forth our major shareholders' ordinary share ownership representing approximately 86.04%% of our company's capital. The following information is as of June 23, 2004.

Name and Address of Owner	Shares Owned	Percent of Class
Sonera Holding B.V. P.O. Box 8675 NL-3009 AR Rotterdam The Netherlands	65,370,950,001	13.07%
Cukurova Holding A.S. Buyukdere Cad. Yapi Kredi Plaza A Blok Kat: 15, 80620, Levent, Istanbul, Turkey	37,360,740,416	7.47%
Turkcell Holding A.S. Buyukdere Cad. Yapi Kredi Plaza A Block Kat: 15 80620, Levent, Istanbul, Turkey	255,000,000,000	51.00%
Cukurova Investments N.V. De Ruyterkade 62 Curacao, Netherlands Antilles	24,657,918,751	4.93%
Yapi ve Kredi Bankasi A.S. Buyukdere Cad. Yapi Kredi Plaza D Blok 80620, Levent, Istanbul, Turkey	14,514,532,666	2.90%
Turkiye Genel Sigorta A.S. Meclisi Mebusan Cad., No: 91 80040, Salipazari, Istanbul, Turkey	354,193,750	* %
Bilka Bilgi Kaynak Ve Iletisim San.ve Tic. A.S. Cumhuriyet Cad. No: 16 Kat: 2 Oda: 2 Sisli, Istanbul, Turkey	1,360,495,666	* %
M.V. Holding A.S. K.V.K. Plaza Bayar Cad., Gulbahar Sok. No: 14 81090 Kozyatagi, Istanbul, Turkey	21,595,843,750	4.32%
M.V. Investments N.V.(1) Landhuis Jonnchi Kaya Richard J. Baujon ZN P.O. Box 837 Curacao Netherlands Antilles	10,000,000,000	2.00%
Shares Publicly Held	69,785,325,000	13.96%

*
Less than one percent beneficial ownership.

(1)
M.V. Investments N.V. has asked us to endorse 50% of its holdings in blank, which represents 1% of our total outstanding shares, which would make such shares eligible for immediate sale.

        On the basis of a letter dated February 25, 2003 from Savings Deposit Insurance Fund (the "SDIF"), the SDIF notified us that 312,652,083 registered shares held by Pamuk Factoring A.S. and

2,563,847,917 registered shares held by Pamukbank T.A.S. were transferred to the SDIF. We registered the transfer of overall 2,876,500,000 registered shares into its share register.

        The SDIF transferred the 2,876,500,000 Turkcell shares to Cukurova Holding A.S. as per Article IV.4. of the agreement signed on January 31, 2003 by and between Cukurova Group and the SDIF. Moreover, pledge has been issued as per the Share Pledge Agreement dated April 15, 2003 by and between the SDIF and Cukurova Holding A.S. on these shares, which were the subject of the transfer. Our Board of Directors approved the registration of this pledge by its decision numbered 266 of April 25, 2003. The transfer and the pledge were registered into our share register.

        The pledge annotation registered in our share book of 117,426,429,166 Turkcell shares on behalf of Deutsche Bank as collateral of the 1998 and 1999 syndicated loans that Turkcell obtained was removed as per the decision of our board of directors dated June 18, 2003, as these loans have since been repaid by Turkcell.

        Cukurova Holding A.S. has transferred 8,998,845,000 registered shares of our Company held by it to Yapi Kredi. Those shares were already pledged in favor of Yapi Kredi and thus, upon such transfer, the pledge was removed. Through a resolution of our Board of Directors on March 31, 2003, we registered such transfer in its share register and removed the annotation for the pledge on the register.

        Bilka Bilgi Kaynak Ve Iletisim Sanive Tic. A.S. has transferred 61,845,000 registered shares of our Company held by it to Yapi Kredi. Those shares were already pledged in favor of Yapi Kredi and thus, upon such transfer, the pledge was removed. Through a resolution of our Board of Directors on June 23, 2004, our Company registered such transfer in its share register and removed the annotation for the pledge on the register.

        Major shareholders do not have special or different voting rights.

        As of December 31, 2003, based on our estimates, the number of total record institutional holders in the United States is approximately 17, comprising approximately 24% of our publicly held shares.

        As far as we have been informed, as of June 25, 2004, 54,230,890,250 of our shares have been pledged by shareholders as security.

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

Formation of Fintur

        In connection with the formation of Fintur in 2000, we contributed our entire 87.5% interest in Azertel, the company that holds a 64.3% interest in Azercell Telekom B.M., the Azeri GSM network operator. We also contributed our 99.9% ownership interest in Gurtel, the company that owns a 78% interest in Geocell, the Georgian GSM network operator, and a 100% interest in Digital Platform, our digital television distribution subsidiary through Gurtel. We also contributed our 51% interest in GSM Kazakstan, the Kazakstani GSM network operator. Our total investment in Fintur was recorded at approximately $90 million. We received 25% of the equity of Fintur in exchange for our investment.

        The remaining equity of Fintur was owned by Sonera Holding B.V., Cukurova Holding A.S., Cukurova Investments N.V., Yapi ve Kredi Bankasi and Yapi ve Kredi Holding B.V. Sonera contributed $127.1 million in cash to Fintur in exchange for approximately 35.3% of the equity in Fintur. Cukurova Holding A.S. contributed its interests in three corporations, recorded at $45.6 million, to Fintur in exchange for 12.7% of the equity in Fintur and a $2.4 million cash payment. Cukurova

Investments N.V. contributed its interest in Superonline, recorded at $70 million, to Fintur in exchange for 7.6% of the equity in Fintur and $42.7 million in cash. Yapi ve Kredi Bankasi contributed its interest in two corporations, recorded at $72 million, to Fintur in exchange for 19.4% of the equity in Fintur and $2 million in cash. We are accounting for our interest in Fintur under the equity method as from the date of the restructuring discussed below. As a result of the Fintur restructuring, we recognized the gain on sale of affiliates of $44.2 million (excluding related tax expense of approximately $16.6 million) in June 2000 based upon 75% of the book value of our interest in the businesses contributed to Fintur ($31.0 million at 75% equaling $23.3 million) and 75% of the fair value of our interest in Fintur ($90.0 million at 75% equaling $67.5 million).

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

        Fintur currently holds our entire interest in all of our international GSM investments other than our Northern Cyprus operations. Fintur may, in the future, hold other businesses in which we decide to invest with the other Fintur shareholders. The GSM operations of Fintur currently consist of the following directly or indirectly owned assets: a 51.3% interest in Azercell Telecom B.M. of Azerbaijan; an 83.2% interest in Geocell LLC of Georgia; a 51% interest in GSM Kazakhstan LLP of Kazakhstan; and a 100% interest in Moldcell S.A. of Moldova. Jointly these operators had approximately 2.3 million subscribers at the end of December 31, 2003. The total population of these countries is approximately 31.1 million, and currently the companies' networks cover a total population of approximately 23.5 million. The companies in Azerbaijan and Kazakhstan are market leaders in their respective markets, and Geocell of Georgia and Moldcell of Moldova are the second largest operators in their respective markets.

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

KVK Teknoloji Urunleri A.S. (KVK Teknoloji)

        KVK Teknoloji, incorporated in October 23, 2002, is one of our principal SIM card distributors. Approximately ninety percent of the share capital of KVK Teknoloji is owned by the Cukurova Group, one of our directors, Murat Vargi, and others. Our Chief Executive Officer, Muzaffer Akpinar, owns approximately ten percent. We started to work with KVK Teknoloji instead of KVK in the fourth quarter of 2002. Since all rights and obligations of KVK were transferred to KVK Teknoloji, we transferred all receivable and payables of KVK to KVK Teknoloji in January 2003. In addition to sales of SIM cards and scratch cards, we have entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji places advertisements for our services in newspapers. The objective of these agreements is to promote and increase handset sales with our prepaid and postpaid brand SIM cards. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total amount of advertisement benefit received, reflected in our market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation. The total amount of SIM card and scratch card sales to KVK Teknoloji in 2003 amounted to $173.5 million.

ADD Production Medya A.S. (ADD)

        ADD, a media planning and marketing company, is a Turkish company owned by one of our principal shareholders, Cukurova Group. We entered into a media purchasing agreement with ADD on January 23, 2002, which was scheduled to expire on December 31, 2002 but which was extended to December 31, 2003. Subsequently, in 2004, the agreement was extended again with similar terms. The purpose of this agreement was to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both our postpaid and prepaid brands. The contract prices were determined according to prevailing market prices for media purchasing. The total amount charged by ADD in 2003 amounted to $83.4 million.

Hobim Bilgi Islem Hizmetleri A.S. (Hobim)

        Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Cukurova Group. We have entered into invoice printing and archiving agreements with Hobim under which Hobim provides us with monthly invoice printing services and manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin. The total amount charged by Hobim related to these contracts in 2003 amounted to $7.4 million.

A-Tel Pazarlama ve Servis Hizmetleri A.S. (A-Tel)

        A-Tel is involved in the marketing, selling and distributing of our prepaid system. A-Tel is a 50-50 joint venture of Yapi ve Kredi and Sabah Media Group. A-Tel acts as our sole dealer for Muhabbet Kart (a prepaid card), and receives dealer activation fees and SIM card subsidies for the sale of Muhabbet Kart. In addition to sales of SIM cards and scratch cards we have entered into several agreements with A-Tel for sales campaigns and for subscriber activations. We have also entered into agreements for sales campaigns with Sabah, the media company. The total amount of SIM card and scratch card sales to A-Tel in 2003 amounted to $160.9 million.

Asli Gazetecilik ve Matbaacilik A.S. (Asli Gazetecilik)

        Asli Gazetecilik, a media planning and marketing company, is a Turkish company owned by one of our principal shareholders, Cukurova Group. We contact Asli Gazetecilik to reserve advertisements on television stations owned by the Cukurova Group. Asli Gazetecilik allocates the advertisements pursuant to our requests and bills us for the cost of such advertisements and for their services. The services we receive, and the cost of the advertisements are priced according to prevailing market prices. The total amount charged by Asli Gazetecilik related to these services in 2003 amounted to $6.2 million. Also, under a framework agreement, we agreed with Asli Gazetecilik to render advertising services from July 1, 2002 until October 4, 2004. No commercial relationship resulted as a result of this agreement (i.e. no payment was made nor any services performed). On May 30, 2004, we signed an "Amended Framework Agreement" with Asli Gazetecilik, extending the terms of the agreement until December 31, 2005 and providing for a total consideration of $25.0 million to be paid over the term of the agreement. In accordance with the amended agreement we made a payment of $5.0 million on June 18, 2005.

Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. (Superonline)

        We have entered into an agreement with Superonline to provide each other with mutual services. According to this agreement, Superonline provides us with dealer automation services, web hosting services, internet access services, high speed circuit switched data services, wireless application protocol services and unified messaging services. We provide space to Superonline on base station sites to install servers and equipments to increase the performance of Superonline's system infrastructure.

        Global has also agreed to provide call center services to Superonline to provide technical assistance to existing Superonline subscribers and to facilitate the subscription of new users. The price charged for this service is determined by service level, and computed by commission rates within one percent to eight percent. The total amount of call center services provided to Superonline in 2003 was $1.2 million.

Digital Platform Iletisim Hizmetleri A.S. (Digital Platform)

        Digital Platform, a direct-to-home digital broadcasting company under the Digiturk brand name, is a Turkish company owned by one of our principal shareholders, Cukurova Group. Digital Platform held the broadcasting rights for the Turkish Super Football League until May 2004. Following termination of the broadcasting rights in May 2004, the new tender for such rights is expected to be set up in July 2004 by the Turkish Football Federation. We have entered into several agreements with Digital Platform in order to exploit the unique position of Digital Platform in Turkey, including a slow motion advertising agreement, relating to our ads shown on digital television screens during football games and related events, amounting to $5.0 million for a period of one year and extendable if any parties do not oppose it. These agreements were made via ADD. The contract prices were determined by the related media channels. We have agreed with Digital Platform to sponsor some of the films broadcast on its pay-per-view channels. Also, we have given advances and financial support to Digital Platform as of December 31, 2003. We have receivables from Digital Platform of approximately US $64 million and approximately US $47.0 million of corporate guarantees we have provided on behalf of Digital Platform to various lenders. We also have a rent agreement for the space occupied by Digital Platform in one of our leased buildings, an agreement related to the provision of Group SMS services that we offer to Digital Platform, and an agreement for call center services provided by Global. Prices for these contracts were determined based on prevailing market prices for these services. The total amount charged by Digital Platform related to these contracts in 2003, including payments for services, amounted to $0.8 million. The total amount of Group SMS, rent charged and call center services given to Digital Platform was approximately $6.0 million in 2003. See "Risk-Factors—We have financial exposure relating to outstanding receivables from and guarantees on behalf of Digital Platform.

Yapi Kredi Finansal Kiralama A.S. (Yapi Kredi Leasing)

        Yapi Kredi Leasing, an affiliate of Yapi ve Kredi Bankasi A.S., one of our shareholders, is a financial leasing company. We have entered into a finance lease agreement with Yapi Kredi Leasing for a building in Ankara for regional offices. The total purchase price of the building was $16.4 million and our outstanding lease obligation at December 31, 2003 was $7.2 million. We may purchase the building at the end of the lease period for a nominal purchase price. The total amount paid to Yapi Kredi Leasing related to this lease agreement in 2003 amounted to $4.1 million.

        In addition, we have entered into a finance agreement with Yapi Kredi Leasing for the headquarters building it has occupied since early 1998. The purchase price of the building was $14.2 million. We have purchased the building on May 17, 2002 for its nominal purchase price.

Pamuklease Pamuk Finansal Kiralama A.S. (Pamuk Leasing)

        Pamuk Leasing (formerly Interlease Inter Finansal Kiralama A.S.) is a Cukurova Group Company. We have entered into five lease agreements with Pamuk Leasing for our departments and regional offices in Istanbul, Ankara and Izmir. The total purchase price of the buildings was $32.7 million and our outstanding lease obligation at December 31, 2003 was $11.0 million. We may purchase the buildings at the end of the lease period for a nominal purchase price. Total amount paid to Pamuk Leasing related to these contracts in 2003 amounted to $7.2 million.

Milleni.com GmbH (Milleni.com)

        Milleni.com, one of the active players in the international carrier market, was a subsidiary of Fintur's subsidiary in Germany prior to the Fintur restructuring in 2002, European Telecommunications Holding A.G. (ETH). Currently, Cukurova Group, one of our principal shareholders, owns the company. We have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations. The prices per airtime are changed depending on the destination. In 2003, the total amount charged by and charged to Milleni.com related to this agreement was $9.6 million and $10.1 million respectively.

Yapi ve Kredi Bankasi A.S. (Yapi ve Kredi)

        Yapi ve Kredi, one of the largest commercial banks in Turkey, is one of our shareholders. We entered into an agreement with Yapi ve Kredi providing for Yapi ve Kredi to issue a co-branded Turkcell credit card, which expired in 2003. We also use Yapi ve Kredi as one of our major collection channels for our postpaid subscribers. Total amounts collected via Yapi ve Kredi ATMs and branches in 2003 amounted to $287.7 million. Apart from the collection accounts, we also invest cash into time deposits and repo transactions, at Yapi Kredi, from which we earn interest income.

Geocell LTD (Geocell)

        Geocell, one of the cellular phone operators in Georgia, is a subsidiary of Fintur. We have signed an agreement for the export of a set of renovated but usable GSM equipments to Geocell. The objective of the agreement is to make use of the fixed assets that are no longer used in our network. The prices were determined following the examination of fair values of the equipment in consideration. The contract amount is $5.7 million, which is to be paid within one year after the delivery date of the goods. The total GSM equipment sold to Geocell in 2003 amounted to $2.4 million.

7C.    Interests of Experts and Counsel

        Not Applicable.

ITEM 8.    FINANCIAL INFORMATION

8A.    Consolidated Statements and Other Financial Information

        Audited consolidated financial statements as of December 31, 2002 and 2003, and for each of the years in the three year period ended December 31, 2003, are included at "Item 18. Financial Statements."

  Legal Proceedings

        We are involved in various claims and legal actions arising in the ordinary course of business described below.

        Dispute on Ongoing License Fee on Value Added Tax, Education Fund and Frequency Usage and Transmission Fees

        On an ongoing basis, we must pay 15% of our monthly gross revenue, which is defined in our license agreement as subscription fees, monthly fixed fees and communication fees including taxes, charges and duties to the Turkish Treasury. The Turkish Ministry and the Turkish Treasury informed us that, in their view, our 15% ongoing license fee should be calculated before deduction of VAT, the education fund and the frequency usage and transmission fees. We had calculated our 15% ongoing license fee after deducting for these items, which we believe is consistent with the terms of our license. VAT in Turkey is currently 18% and the education tax and frequency usage and transmission fees, which are calculated as fixed fees, have amounted to approximately $334.9 million between acquisition of our license and December 31, 2003. On November 8, 1999, the Turkish Ministry notified us that the Danistay ruled that the interpretation of the Turkish Ministry was correct and that from November 1999 forward our 15% ongoing license fee should be calculated according to the Turkish Treasury's method. On November 18, 1999, the Turkish Treasury informed us that all payments under our license should be calculated retroactively using such methodology and paid to the Turkish Treasury with interest from April 27, 1998, the date our license was granted.

        We disagree with the Turkish Treasury's position and initiated an administrative suit in the Danistay against the Turkish Ministry and the Turkish Treasury. On December 29, 1999, we obtained an injunction to prevent the Turkish Treasury from collecting the ongoing license fee in respect of the disputed amounts. On February 16, 2000, the Danistay lifted the injunction in respect of the ongoing license fee payable on VAT but upheld the injunction with respect to the education fund and the frequency usage and transmission fees. Subsequent to the Danistay's decision, on February 16, 2000, the Turkish Ministry and the Turkish Treasury filed a challenge to the Danistay's decision to uphold the injunction with respect to the education fund and the frequency usage and transmission fees and we filed a challenge to the Danistay's decision with respect to VAT. Both challenges were rejected by the Danistay on April 21, 2000. On October 15, 2001, the Danistay ruled that VAT should be included in the calculation of gross revenue whereas the education fund and the frequency usage and transmission fees should not. We have appealed the decision with respect to the VAT and the Ministry appealed the decision with respect to the other items. Both appeals have been rejected by General Assembly of Administrative Courts of Danistay. Subsequently, we initiated a "correction of decision" proceeding against this decision following the notification. On March 24, 2000, we paid to the Turkish Treasury a sum of $57.2 million for ongoing license fees on VAT, including interest since April 1998, which excludes ongoing license fees on the education fund and the frequency usage and transmission fees.

        We have paid the above amount, with a reservation, to the Turkish Treasury, and will continue to pay ongoing license fees in respect of VAT collections, subject to a final judgment to be rendered by the Danistay. Unpaid amounts with respect to the ongoing license fees on the education fund and frequency usage and transmission fees, including interest, amounted to $47.6 million, $71.1 million and $131.4 million as of December 31, 2001, 2002 and 2003, respectively. We and our legal counsel believe that we will prevail with respect to payment of the ongoing license fees on the education fund and frequency usage and transmission fees. Accordingly, we have not made any provisions in our consolidated financial statements for ongoing license fee payments with respect to the education fund and frequency usage and transmission fees. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

        On June 11, 2002, we initiated an arbitration suit in the ICC against the Turkish Treasury and the Telecommunications Authority concerning the definition of the items that should be included in the gross revenue used in the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. On January 5, 2004, the ICC rendered a decision stating that taxes collected by us under our tax responsibility should be excluded from the calculation of gross revenue. The Turkish Ministry and the Telecommunications Authority filed a challenge to the ICC's decision to annul the decision. On May 20, 2004, the Ankara 20th Civil Court annulled the part of ICC's decision concerning exclusion of the taxes collected by us under our tax responsibility from the definition of items that should be included in the gross revenue used in the calculation of the amounts paid to the Turkish Treasury because it conflicts with the Danýstay's previous rulings. We intend to appeal this decision.

  Dispute on Additional Ongoing License Fee on Value Added Services and Other Charges

        On November 2, 2000, we received a notice from the Turkish Ministry stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed us that the ongoing license fees for all such services would be retroactively recalculated from the date of our license agreement and paid to the Turkish Treasury with interest. On December 22, 2000, we initiated a suit against the Turkish Ministry and the Turkish Treasury before the Administrative Court to enjoin the Turkish Ministry and the Turkish Treasury from charging us these fees. The Administrative Court dismissed the case based on lack of jurisdiction and transferred the case to the Danistay, which has jurisdiction over the case. On July 25, 2001, the Danistay notified us that it had rejected our request to obtain an injunction to prevent the Turkish Treasury from collecting such fees. On July 25, 2001, we appealed this decision. On October 15, 2001, we were notified that the Danistay's decision, which was dated September 14, 2001, to reject our request to obtain an injunction to prevent the Turkish Treasury to collect such fees had been affirmed. On October 20, 2003, the Danistay dismissed the case. On February 10, 2004, we filed an appeal of decision.

        On June 11, 2002, we initiated an arbitration suit in the ICC against the Turkish Treasury and the Telecommunications Authority. It concerned the definition of the items that should be included in the gross revenue used in the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. On January 5, 2004, the ICC rendered a decision stating that all the revenue items originating from telecommunication services should be included in the calculation of gross revenue, while the interest charges for late collections should be excluded. The Turkish Ministry and the Telecommunications Authority then filed a challenge to the ICC's decision. On May 20, 2004, the Ankara 20th Civil Court annulled the part of ICC's decision concerning exclusion of interest charges for late collections from the definition of items that should be included in the gross revenue used in the calculation of the amounts paid to the Turkish Treasury because it conflicts with Danistay's previous rulings. We intend to appeal this decision.

        Based on our management and legal counsel's opinion, we have accrued TL 273.2 trillion (equivalent to $195.7 million as of December 31, 2003) including TL 131.1 trillion of interest (equivalent to $93.9 million as of December 31, 2003) on our consolidated financial statements as of and for the year ended December 31, 2003 for additional ongoing license fees for such services, revenues and interest charges for late collections.

  Dispute on Additional Ongoing License Fee on Special Transaction Tax and Stamp Duty

        We received a notice from the Turkish Treasury stating that a special transaction tax, which has been collected by us from December 1999 onwards and stamp duty, which has been collected by us from April 1999 onwards, should be included in the determination of the ongoing license fees paid to the Turkish Treasury. We initiated a suit against the Turkish Treasury before the Administrative Court in order to obtain an injunction. On July 10, 2001, the Danistay dismissed the case. On July 17, 2001, the General Assembly of Administrative Courts of Danistay notified us that it had rejected our request to obtain an injunction to prevent the Turkish Treasury from collecting such fees. On November 19, 2003, the Danistay rendered a decision rejecting the case. We have appealed this decision.

        On January 5, 2004, ICC rendered a decision stating that taxes collected by us under our tax responsibility should be excluded from calculation of gross revenue. The Turkish Ministry and the Telecommunications Authority filed a challenge to the ICC's decision to annul the decision. On May 20, 2004, the Ankara 20th Civil Court annulled the part of ICC's decision concerning the exclusion of interest charges for late collections from the definition of items that should be included in the gross revenue used in the calculation of the amounts paid to the Turkish Treasury because it conflicts with Danistay's previous rulings. We intend to appeal this decision.

        Based on our management and legal counsel's opinion, we have accrued TL 38.4 trillion (equivalent to $27.5 million as of December 31, 2003) including TL 22.6 trillion of interest (equivalent to $16.2 million as of December 31, 2003) on our consolidated financial statements as of and for the year ended December 31, 2003 for additional ongoing license fees for special transaction tax and stamp duty.

  Dispute on Additional Ongoing License Fee on Interconnection Revenues

        In December 2000, we informed the Turkish Treasury that we would no longer include our interconnection revenues in the determination of ongoing license fees paid to the Turkish Treasury as 15% of gross revenues. Effective March 1, 2001, our ongoing license payments made to the Turkish Treasury have been calculated by excluding our interconnection revenues from the gross revenues. Upon request of the Turkish Ministry, the Danistay issued a non-binding opinion concluding that the interconnection revenues should be included in the determination of ongoing license fees and that we should pay the relevant unpaid ongoing license fees, including interest, for the period from March 1, 2001 onwards.

        We received letters from the Turkish Treasury on July 18, 2001, and September 6, 2001, in which the Turkish Treasury notified us that we are required to include the interconnection revenue in the gross revenue from which the ongoing license fees are to be computed. We obtained an injunction from the judicial court on November 2, 2001, allowing us to compute the gross revenue on which the ongoing license fees are to be computed without including the interconnection revenues. The Turkish Treasury, the Turkish Ministry and the Telecommunications Authority contested the injunction but their claim was rejected. Since the parties failed to reach an agreement, on October 29, 2001, we initiated an arbitration suit in the ICC against the Turkish Ministry, the Telecommunications Authority and the Turkish Treasury. On October 7, 2003, the ICC decided that the interconnection revenues should be included in the calculation of the ongoing license fees to the Turkish Treasury. We filed a suit of annulment against the ICC ruling, in accordance with the International Arbitration Code. On April 6, 2004, the Ankara 26th Civil Court rejected the case. We appealed this decision. We have already provided license fee accrual on interconnection revenues in our consolidated financial statements as of December 31, 2002 and December 31, 2003. Although we did not pay such fees, as of December 31, 2003, we have accrued TL 408.2 trillion including interest (equivalent to $292.4 million at December 31, 2003) for the unpaid amount and included them in the determination of net income.

  Dispute on VAT on Ongoing License Fee

        On December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that we should pay VAT on the ongoing license fee paid to the Turkish Treasury. Accordingly, the Tax Office delivered to us a notice on January 31, 2002, asserting deficiencies in VAT declarations and requesting payments of approximately TL 91.4 trillion (equivalent to $65.5 million at December 31, 2003) for VAT, which would be offset by a VAT recoverable and would not result in a cash outflow from us, and a total of approximately TL 145.3 trillion (equivalent to $104.1 million at December 31, 2003) as a penalty. On March 1, 2003, we applied to benefit from the Tax Amnesty Law, which entered into force in February 2003 for the amounts covering the period between April 1998 and November 2001. Our application was accepted and, accordingly, we received amnesty in respect of VAT on the ongoing license fee. We and the Tax Office agreed that we would make payments for the VAT amounts amounting to TL 45.7 trillion (equivalent to $32.7 million as of December 31, 2003), covering the period between April 1998 and November 2001, in nine equal installments between March 31, 2003 and June 30, 2004. By completing the payments before the end of 2003, we received a discount of TL 4.6 trillion (equivalent to $3.3 million as of December 31, 2003).

        We began to make payments for VAT on ongoing license fee starting with reservation from June 2003 and also commenced a lawsuit against the Tax Office for the related period. On December 31, 2003, the Tax Court ruled that we would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed to this decision.

        Dispute with Turk Telekom on Payments to Turkish Treasury and Turkish Radio and Television Institution

        On February 14, 2000, Turk Telekom notified us that it was modifying the method by which it calculates the interconnection fee that it pays to us. Turk Telekom believes that it should be permitted to deduct from the revenues used to determine the interconnection fee the 15% "fund" payment that it pays to the Turkish Treasury and a 2.5% payment that it pays to Turkish Radio and Television Institution ("TRT"), which is a payment that Turk Telekom was required to make during 2000 only. Based on this position, Turk Telekom withheld TL 6.6 trillion (equivalent to $4.7 million at December 31, 2003) from the amount it paid to us for interconnection for the first two months of 2000. On April 25, 2000, we obtained an injunction from the commercial court preventing Turk Telekom from calculating the interconnection fee in this manner from March 1, 2000 onwards.

        On May 4, 2000, we commenced a first lawsuit against Turk Telekom to recover the TL 6.6 trillion. On October 5, 2000, the court ruled against us in this lawsuit and lifted the injunction that we had obtained on April 25, 2000. Turk Telekom subsequently notified us on October 16, 2000 that it was requesting payment for TL 37.5 trillion (equivalent to $26.9 million at December 31, 2003), representing the amount Turk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. On October 31, 2000, we paid Turk Telekom a first installment of TL 16 trillion (equivalent to $11.5 million at December 31, 2003) with a reservation. We filed an appeal against the October 5, 2000, decision in the court of appeals. On November 3, 2000, we obtained an injunction to prevent Turk Telekom from continuing to calculate its interconnection fee in this manner. Out of the total additional interconnection fee of $91.2 million sought by Turk Telekom, which includes a statutory interest charge of $3.8 million, $35.3 million was paid to Turk Telekom and liability was recorded for the unpaid portion of $55.8 million in the consolidated financial statements as of and for the year ended December 31, 2000. On May 11, 2001, the appeals court ruled that Turk Telekom should be permitted to deduct from its revenues the 2.5% payment that it paid to the TRT for the year 2000 but remanded the decision regarding the 15% fund to the lower court. At the end of first half of 2001, we reversed $81.3 million, which was previously accrued but not paid and included in direct cost revenues both in year 2000 and in the first half of 2001. Additionally, as a result of the progress in the legal proceeding with Turk Telekom for the 15% fund previously paid to Turk Telekom, $23.3 million was recorded as income in direct cost of revenues related to the paid portion of $35.3 million as of and for the year ended December 31, 2000. As a result, we have recorded $49.6 million as income in the direct cost of revenues in the accompanying consolidated financial statements for the year ended December 31, 2001. On January 24, 2002, the lower court rendered a decision in line with the appeals court's decision and ruled that Turk Telekom is permitted to deduct the 2.5% payment from its revenue for the year 2000 but that it is not permitted to do so for the 15% fund payment. As a result, on March 13, 2002, we received approximately TL 14 trillion (equivalent to $10.1 million at payment date and equivalent to $10.0 million at December 31, 2003) from Turk Telekom, which was related to the TL 6.6 trillion (equivalent to $4.7 million at December 31, 2003) withheld by Turk Telekom, plus interest.

        On November 10, 2000, we filed a second lawsuit to recover the TL 16 trillion (equivalent to $11.5 million at December 31, 2003) paid to Turk Telekom as its first installment. In this second lawsuit the court decided to wait for the appeals court decision to be rendered in the first lawsuit and to be bound by such decision. Although the appeals court decided in favor of us in the first lawsuit, the court in the second lawsuit decided in favor of Turk Telekom. We appealed the court's decision. The appeals court decided in favor of us with respect to the fund payment. Turk Telekom applied for a "correction of decision" proceeding against this decision. The court rejected Turk Telekom's application and transferred the case to its local court. On June 10, 2004, the local court rendered a decision in line with the appeals court's decision and decided in favor of us with respect to the fund payment. Our management and legal counsel are confident that we will recover the TL 16.0 trillion paid to Turk Telekom, with interest, although there can be no assurance that this will be the case.

  Dispute on Turk Telekom Interconnection Fee

        The Turkish Electrical Engineers' Society commenced a lawsuit against Turk Telekom claiming that our interconnection agreement with Turk Telekom violates public policy and the provisions of the Turkish Constitution relating to the protection of consumers and the prevention of monopolies and cartels. In October 2000, the court annulled Annex 1-A.1 of our interconnection agreement with Turk Telekom, which concerns call tariffs. Although we were not a party to the lawsuit, our interest has been affected by the decision. Under Annex 1-A.1, Turk Telekom retains a net amount of 6 cents per minute, after deducting VAT, communications tax and other taxes from the basic one-minute unit charges of Turk Telekom, and pays the remaining amount to us for traffic switched from the Turk Telekom network to our network. We pay Turk Telekom a net amount of 1.4 cents per minute for local traffic and a net amount of 2.5 cents per minute for metropolitan and long-distance traffic switched from our network to Turk Telekom.

        On November 20, 2000, we were informed of the court's decision and received notification from Turk Telekom that all interconnection fees since the acquisition of our license paid by us to Turk Telekom, and by Turk Telekom to us, must be the same to comply with the court's decision and should be retroactively calculated from the date of our license with interest. Turk Telekom made a first claim pertaining to the period extending from the date of our license up to October 2000, and a second up to January 2001. We initiated two separate lawsuits for each period to cancel Turk Telekom's request until we agree with Turk Telekom to replace the cancelled provisions of our interconnection agreement. In November 2001, we obtained an injunction in the second lawsuit which helps cover both periods. In the first case, the court decided to postpone its decision until the court in the second case renders a final decision. An expert opinion was rendered in our favor on August 21, 2001 in the second lawsuit. Turk Telekom appealed the decision in the second case. This case has been dismissed and, on March 5, 2003, the court decision has been communicated to us. On March 14, 2003, we have applied for a "Correction of decision" against this decision. Our request is rejected. On July 3, 2003, Turk Telekom informed us that the injunction was lifted and it will calculate the sharing of its interconnection revenue with us on an equal basis. Turk Telekom did not make the monthly interconnection payment to us due in June 2003, amounting to TL 83.9 trillion (equivalent to $60.1 million as of December 31, 2003) to offset the amount against its receivables from us according to its claim that interconnection revenues should be shared equally. We have applied to obtain another injunction to cease Turk Telekom's action. On December 17, 2003, the Administrative court has rejected our appeal. On July 17, 2003, the Ankara Seventh Commercial Court decided that the terms of the Interconnection Agreement should remain in effect until the parties reach a new interconnection agreement. Upon the appeal of Turk Telekom, the case has been reviewed by the Assembly of Civil Law Chambers of Court of Appeals. On February 25, 2004, The Assembly of Civil Law Chambers of Court of Appeals annulled the decision of the lower court. Following the decision of the Assembly of Civil Law Chambers of Court of Appeals, on May 27, 2004, Ankara Seventh Commercial Court dismissed the case on the ground that compliance with decisions of the Assembly of Civil Law Chambers of Court of Appeals is a legal obligation. After the notification of court to us, the period for us for application to administrative courts will begin.

        We concluded the negotiations with Turk Telekom by signing an addendum, which changes some articles of the Interconnection Agreement on September 20, 2003, as required by the Access and Interconnection Regulation effective May 23, 2003. As the juridical process continues, Turk Telekom initiated a lawsuit with the aim to collect the amount calculated via its claim that interconnection revenues should be shared equally. This lawsuit was merged with the lawsuit initiated by us due to the relation of two lawsuits. On November 14, 2003, the Ankara First Commercial Court decided that monthly interconnection payments made by Turk Telekom to us to be ceased with the aim of collection of Turk Telekom's receivable. On December 3, 2003, Turk Telekom informed us that it has stopped making its monthly interconnection fee payments in accordance with the injunction obtained from the Ankara First Commercial Court. We appealed the decision. On January 29, 2004, Commercial Court rendered a decision excluding 30% of monthly interconnection payments made by Turk Telekom from the scope of the previous injunction dated November 14, 2003. According to this decision Turk Telekom would have to pay 30% of its monthly interconnection payments to us. On March 2, 2004, Turk Telekom objected this decision and requested November 14, 2003 dated injunction to cover all receivables. We objected to this request. The court rejected Turk Telekom's request.

        In addition to the foregoing, Turk Telekom initiated a lawsuit to have the principle of equivalent computation requested TL 1,083.2 trillion (equivalent to $776.0 million at December 31, 2003). The court decided the case should be consolidated with the first case. Thereafter Turk Telekom initiated another lawsuit on the same grounds in a different court requesting TL 490 trillion (equivalent to $351.1 million as of December 31, 2003) including interest of TL 122 trillion (equivalent to $87.4 million as of December 31, 2003). The court decided the consolidation of this lawsuit with the above-mentioned first case as well. Furthermore, Turk Telekom initiated another lawsuit on the same grounds in a different court requesting TL 280.1 trillion (equivalent to $200.7 million as of December 31, 2003) including interest of TL 35.3 trillion (equivalent to $25.3 million as of December 31, 2003).

        We have deducted the interconnection receivables from Turk Telekom amounting to TL 202.9 trillion (equivalent to $145.3 million as of December 31, 2003) from our interconnection receivables on our consolidated financial statements as of and for the year ended December 31, 2003. The remaining balance of TL 51.3 trillion (equivalent to $36.7 million as of December 31, 2003), which results from taxes on interconnection receivables, is classified as other current assets. Since we believe that this amount is substantially lower than the amount that Turk Telekom should have paid under the Interconnection Agreement, we have initiated the necessary legal actions against Turk Telekom for the recovery of our confiscated portion of interconnection receivables. However, based on current legal status and management's negotiation strategies, we have accrued TL 644.6 trillion (equivalent to $461.8 million at December 31, 2003) including interest of TL 298.3 trillion (equivalent to $213.7 million at December 31, 2003) on our consolidated financial statements as of and for the year ended December 31, 2003.

  Class Action Lawsuit

        On November 22, 2000, a class action lawsuit was initiated in the United States District Court for the Southern District of New York against us and other defendants. The complaint alleges that the prospectus issued in connection with our initial public offering in July 2000 contains false and misleading statements regarding our "churn rate" and omits material financial information.

        The plaintiff brought the lawsuit as a class action on behalf of individuals and entities that purchased our American Depository Shares, or ADSs, at or traceable to the initial public offering. The plaintiff seeks to recover damages pursuant to sections 11 and 15 of the Securities Act of 1933 for the difference between the price each purchaser paid for ADSs and either the price of the ADSs at the time the complaint was filed or the price at which such ADSs were sold if sold prior to November 22, 2000. On June 11, 2001, we filed a motion to dismiss plaintiffs' claims. On November 1, 2001, our motion to dismiss was granted on the claim alleging omission of material financial information but denied for the claim regarding churn. On February 6, 2004, we reached an agreement to settle this class action lawsuit. On April 19, 2004, a federal judge approved the settlement of the class action. Under the terms of this settlement, all claims against us were dismissed without admission of liability or wrongdoing. We have accrued $19.2 million in our consolidated financial statements as of and for the year ended December 31, 2003 relating to this lawsuit. Subsequently we made the respective payment.

  Dispute on Turk Telekom Transmission Lines Leases

        Effective July 1, 2000, Turk Telekom annulled the discount of 60% that it had previously provided to us based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25%, which was subject to certain conditions. We filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30, 2001, we were notified that the appeals court upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, we paid and continue to pay transmission fees to Turk Telekom based on the new 25% discount. Although Turk Telekom did not charge any interest on late payments, at the time of such payments we recorded an accrual amounting to TL 3 trillion (equivalent to $1.8 million and $2.2 million as of December 31, 2002 and December 31, 2003, respectively) for possible interest charges as of December 31, 2000. On May 9, 2002, Turk Telekom requested interest amounting to TL 30.1 trillion (equivalent to $21.5 million as of December 31, 2003) on these late payments. We did not agree with the Turk Telekom's interest calculation and, accordingly, we obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, we initiated a lawsuit against Turk Telekom concerning the legality of such interest. As of December 31, 2003, we took a provision of TL 13.3 trillion (equivalent to $9.5 million as of December 31, 2003) because our management and legal counsel believe that this is the maximum potential liability in accordance with the relevant provisions of the Interconnection Agreement with respect to this matter.

        On March 2, 2001, Turk Telekom unilaterally, and without the approval of the Turkish Ministry, increased the fees it charges us for access to its transmission lines by 100%, effective April 1, 2001, and refused to lease us any further transmission lines. On May 25, 2001, we obtained an injunction from the commercial court to compel Turk Telekom to lease additional transmission lines to us and to prevent Turk Telekom from collecting any amounts relating to the increase in the transmission line fee. On June 4, 2001, we initiated a lawsuit against Turk Telekom to rule on the legality of Turk Telekom's increase in the transmission line fees and their refusal to lease additional transmission lines to us. In this lawsuit, Turk Telekom objected to the May 25, 2001 injunction but the injunction was upheld. In November 2001, Turk Telekom set new fees in accordance with the Telecommunications Authority's rules for access to Turk Telekom's transmission lines. From that date, we have paid the fees set by Turk Telekom and approved by the Telecommunications Authority. Therefore, Turk Telekom's claim for increased transmission fees relates to fees they claim they should have received between the end of

March 2001 to the end of October 2001. On February 28, 2002, the commercial court granted its request for an expert opinion. On December 26, 2002, the commercial court ruled against us. We appealed the court's decision. Since the injunction was removed by the commercial court's decision, Turk Telekom demanded payment of the amount related to the increase in the transmission line fee and we made the payment of TL 43.7 trillion on June 27, 2003 (equivalent to $31.3 million as of December 31, 2003). On November 18, 2003, the appeals court rejected our appeal. We initiated a "correction of decision" proceeding against this decision following the notification. On February 27, 2004, the court rejected our application.

  Dispute on National Roaming Agreement

        Roaming allows subscribers to another operator's services to use its networks when they are outside the reach of their own operator's network service area. National roaming is an important issue in Turkey because some Turkish mobile operators have networks with limited geographic reach.

        During the third quarter of 2001, we were approached by IsTim to negotiate a national roaming agreement. The negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001, and asked the parties to reach a decision by November 15, 2001. As we believe that the Telecommunications Authority is not authorized to intervene in this issue and that its proposal is technically impossible to apply and commercially unacceptable, we obtained an injunction on November 12, 2001, from the Ankara Fourth Court of First Instance regarding the conflict. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in our favor on November 12, 2001. As a result of the Court's decision, the execution of a national roaming agreement between IsTim and us has been prevented. The Telecommunications Authority and IsTim appealed the granting of the injunction but such appeals were disapproved in court on February 6, 2003 and February 24, 2003. In addition, on November 26, 2001, we initiated an arbitration suit in the ICC against the Turkish Ministry and the Telecommunications Authority. On November 25, 2003, the ICC rendered a decision stating that the case is not within its jurisdiction. In January 2004, we applied for the annulment of such decision before the Ankara 13th Court of First Instance. On April 6, 2004, the court dismissed the case and we have appealed that decision. Furthermore, we initiated an action before the Ankara Ninth Administrative Court on November 13, 2001, to annul the above-mentioned proposed solution of the Telecommunications Authority. On April 18, 2002, the court decided that the issue is not within its jurisdiction and transferred the case to the Danistay. On September 13, 2003, the Danistay rejected our request of injunction.

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

        In a letter dated March 14, 2002, the Telecommunications Authority subjected IsTim's request for national roaming to the conditions that it be reasonable, economically viable, and technically possible. Nevertheless the Telecommunications Authority declared that we are under an obligation to enter a national roaming agreement with IsTim within a 30 day period.

        On April 8, 2002, we obtained a precautionary injunction from the Court against the application of the new regulation issued by the Telecommunications Authority requiring us to agree on national roaming within 30 days and providing for penalties in case we did not agree. We initiated proceedings against the application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that we are not required to enter into an agreement within 30 days and that we are under no obligation to pay any penalties whatsoever if we do not reach an agreement with IsTim within 30 days. While the ICC proceedings are being pursued we have initiated a lawsuit before the Danistay concerning the annulment of these Regulations. On January 23, 2004, the ICC rendered a decision stating that the case is not within its jurisdiction. In March 2004, we applied for the annulment of the decision to the Ankara 21st Court of First Instance. The case is still pending.

        On June 9, 2003, the Turkish Competition Board (the "Competition Board") decided that we had abused our dominant position by refusing to enter into a national roaming agreement with IsTim and fined us approximately TL 21.8 trillion (equivalent to $15.6 million at December 31, 2003). The Competition Board's written decision was communicated to us on June 7, 2004, and we intend to initiate a lawsuit requesting the cancellation of the Competition Board's decision. We believe that we have not abused our dominant position and' based on our management and legal counsel's opinion, we have not recorded any provision related to the Competition Board's decision.

        The Telecommunications Authority decided that we have not complied with our responsibility under Turkish regulations to provide national roaming and fined us approximately TL 21.8 trillion (equivalent to $15.6 million at December 31, 2003). We have recorded a provision amounting to $15.6 million on our consolidated financial statements as of and for the year ended December 31, 2003. On April 7, 2004, we made the related payment. On May 27, 2004, we commenced a lawsuit against the Telecommunications Authority's decision.

        If we are forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on our investment in our GSM network, our financial position, results of operations and cash flows could be materially adversely affected.

  Investigation of the Turkish Competition Board

        In October 1999, the Competition Board commenced an investigation of business dealings between us and KVK. The result of the investigation by the Competition Board was verbally rendered to us on August 1, 2001. The Competition Board decided we were disrupting the competitive environment through an abuse of our dominant position in the Turkish mobile market and that we had infringed certain provisions of the law on the Protection of Competition. As a result, we were fined approximately TL 7 trillion (equivalent to $5.3 million at August 1, 2001 and $5.0 million at December 31, 2003) and were ordered to cease these infringements. The Competition Board's written decision was communicated to us on June 29, 2003 and we initiated a lawsuit before Danistay for an injunction and cancellation of the decision. Danistay dismissed our request for an injunction and we objected to this decision. We have accrued TL 7 trillion (equivalent to $5.0 million at December 31, 2003) on our consolidated financial statements as of and for the year ended December 31, 2003.

  Dispute on Collection of Frequency Usage Fees

        On May 21, 1998, we entered into a protocol with the Wireless Communications General Directorate (the "Directorate") regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, we were to collect frequency usage fees, which were calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate's power, including all of its rights and obligations, was transferred to the Telecommunications Authority, pursuant to the amendments in the Telecommunications Law. On March 22, 2002, as a consequence of the impossibility in fact and in law of collecting such tax from our prepaid subscribers, we applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, we filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. On July 10, 2002, the court decided in favor of us. However, the Telecommunications Authority has appealed the decision. On March 31, 2003, the Supreme Court informed us that it had accepted the Telecommunications Authority's appeal and annulled the decision of the lower court. We accrued TL 52.3 trillion (equivalent to $37.5 million as of December 31, 2003) for principal and TL 79 trillion (equivalent to $56.6 as of December 31, 2003) for interest for the frequency usage fees of 2002 in the accompanying consolidated financial statements as of December 31, 2003. The lower court revised its decision in line with the Supreme Court's decision and rejected our request to cancel protocols obligating it to collect the frequency usage fees from the prepaid subscribers. This decision is final and is not subject to appeal. Consequently, on April 20, 2004, we paid TL 145.6 trillion (equivalent to $104.3 million as of December 31, 2003) for the frequency usage fees of 2002, with reservation.

  Dispute on the Determination of Items of Gross Revenue

        On June 11, 2002, we initiated an arbitral proceeding before the ICC against the Turkish Treasury and the Telecommunications Authority to resolve the dispute in respect to the determination of the items to be taken into account in the calculation of gross revenue, which is the base for the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. On January 5, 2004, the ICC rendered a decision stating that all the revenue items originating from telecommunication services should be included in the calculation of gross revenue, while the taxes collected by us under our tax responsibility and interest charges for late collections should be excluded. The Turkish Ministry and the Telecommunications Authority filed a challenge to the ICC's determination to annul the decision. On May 20, 2004, the Ankara 20th Civil Court annulled the part of the ICC's decision concerning exclusion of the taxes collected by us under our tax responsibility and interest charges for late collections from the definition of items that should be included in the gross revenue used in the calculation of the amounts paid to the Turkish Treasury on the ground that it conflicts with the Danistay's previous rulings. We intend to appeal this decision.

  New Action by Turk Telekom on Basic Unit Price

        In a case filed by Turk Telekom against the Telecommunications Authority, the Danistay granted an injunction limiting the applicability of the last paragraph of Article 13 of the License Agreement signed between the Telecommunications Authority and us. Article 13 regulates the base unit price, the minimum price charged by the Turk Telekom to its subscribers for calls originating on fixed lines and terminating on our network. Pursuant to the injunction, Turk Telekom has informed us that it will recalculate its monthly payments to us on an ongoing basis beginning from the January 2003 payment. We have appealed the Danistay's decision with respect to the injunction received by Turk Telekom. Our appeal has been rejected by General Assembly of Administrative Courts of the Danistay. In spite of the injunction obtained from the Danistay, Turk Telekom has made additional payments, with reservation, for the period between January and April 2003. The case is still pending and we and our legal counsel believe that it is premature to estimate the outcome of this dispute.

        Investigation of the Telecommunications Authority Regarding International Voice Traffic

        In May 2003, we were informed that the Telecommunications Authority had initiated an investigation against us claiming that we have violated Turkish law by carrying some of our international voice traffic through an operator other than Turk Telekom. We are disputing whether Turk Telekom should be the sole carrier of international voice traffic. However, we do not believe that a decision of the Telecommunications Authority against us will have material adverse effect on our operations since international traffic can still be carried via Turk Telekom's leased lines. On March 5, 2004, the Telecommunications Authority fined us TL 31.7 trillion (equivalent to $22.7 million as of December 31, 2003). On June 2, 2004, we commenced a lawsuit against the decision of the Telecommunications Authority. We accrued TL 31.7 trillion (equivalent to $22.7 million as of December 31, 2003) for this penalty in the accompanying consolidated financial statements as of December 31, 2003 and April 9, 2004, we made such payment.

  Dispute on Taxation on Investment Tax Credit

        On July 14, 2003, we received a notice from the Istanbul Bogazici Tax Office asserting deficiencies in the calculation of withholding tax and fund on investment tax credit used for 1999. The Tax Office claimed that we should have paid withholding tax and fund on investment tax credit used for 1999. The notice stated that, based on calculation made by the Tax Office, we should pay TL 1.8 trillion (equivalent to $1.3 million as of December 31, 2003). The Tax Office also imposed a penalty fee of TL 4.3 trillion (equivalent to $3.1 million as of December 31, 2003). Management decided not to pay such amounts and initiated a juridical process based on the decision of the general counsel of Danistay in relation with withholding tax and fund on investment tax credit for 1999. On September 10, 2003, we initiated a lawsuit in the tax court related with this dispute. Our management and legal counsel believe we will prevail in this matter.

  Dispute on Turk Telekom Infrastructure

        On December 29, 2001, Turk Telekom notified us that it had issued a new regulation and increased prices related to infrastructure services that it renders to us and, as a consequence, it demanded TL 9 trillion TL (equivalent to $6.4 million as of December 31, 2003) including interest. We refused to make the payment and Turk Telekom deducted the above mentioned amount from our receivables from Turk Telekom. We commenced a lawsuit against Turk Telekom before the Ankara First Commercial Court requesting an injunction, annulment of the regulation and collection of the deducted amount from our receivables. On February 27, 2002, the Telecommunications Authority decided that Turk Telekom has no legal right to regulate the prices of services rendered from its infrastructure on its own. Turk Telekom challenged this decision before the administrative court. In the first case, the Ankara First Commercial Court decided to postpone its decision until the administrative court in the second case rendered a final decision. On March 4, 2004, the administrative court decided to annul the Telecommunications Authority's decision dated February 27, 2002. We have appealed the decision of the administrative court. On May 13, 2004, the Ankara First Commercial Court dismissed the case and upheld the injunction that it had previously rendered in favor of us. We intend to take the necessary legal actions and, based on our management and legal counsel's opinions, we have not made any accrual in relation to this dispute.

  Investigation of the Telecommunications Authority on frequency fee payments

        On October 23, 2003, the Telecommunications Authority fined us, claiming that we have made inadequate annual frequency usage fee payments. The fine amounted TL 16 trillion (equivalent to $11.5 million as of December 31, 2003) for principal, an interest charge amounting to TL 10.8 trillion (equivalent to $7.7 million as of December 31, 2003) and an additional TL 63.4 trillion (equivalent to $45.5 million as of December 31, 2003) as an administrative penalty. Management and legal counsel believe that the Telecommunications Authority's decision is due to a misinterpretation of the applicable regulations. On February 20, 2004, we initiated legal proceedings before the administrative court for the annulment of the decision. We accrued TL 92.3 trillion (equivalent to $66.1 million as of December 31, 2003) for this penalty in the accompanying consolidated financial statements as of December 31, 2003. The administrative court has since rejected our application for an injunction against the Telecommunications Authority's decision. We objected to the rejection of this application. The case has now been transferred to a higher court. On April 16, 2004, we made a payment of TL 103.7 trillion (equivalent to $74.3 million as of December 31, 2003) including interest, regarding the Telecommunication Authority's claim.

  Dispute on Special Transaction Taxation regarding prepaid card sales

        On September 18, 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June-December 2002, we calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to us a notice asserting deficiencies in special transaction tax declarations and requesting special transaction tax payments amounting to TL 7 trillion (equivalent to $5.0 million as of December 31, 2003) and a tax penalty of TL 9.9 trillion (equivalent to $7.1 million as of December 31, 2003). On November 20, 2003, we commenced a lawsuit before the tax court regarding the dispute. We and our legal counsel believe that we will be successful in this matter.

  Investigation of the Turkish Competition Board

        The Competition Board initiated an investigation against us and Telsim, alleging that both companies have abused their dominant position by restricting IsTim and Aycell's entry into market through increasing our call termination rates of interconnection between each other's networks from 1.4 cents per minute to 20 cents per minute just before IsTim and Aycell entered into the market. The investigation is pending.

Dividend Policy

        Prior to the dividend declared with respect to 2003, we have not paid any dividends to our shareholders. We intend to pay nominal annual dividends and to retain substantially all our cash from operations to fund our capital and other expenditures and to settle our projected liabilities as they fall due. We do not intend to pay interim dividends.

        Turkcell shall distribute TL236,317,210 million dividend, from its 2003 distributable income, to its shareholders. The dividend will be in the form of a 50% cash and 50% share distribution. The stock dividend will be distributed by adding TL118,158,605 million of the total dividend to Turkcell's paid-in capital, which will correspond to a 23.63% dividend per share. The rest of the dividend, TL118,158,605 million, will be distributed to Turkcell shareholders in cash. As, all of this amount was generated with incentives granted before April 24, 2003, it will not be subject to withholding tax and will be distributed equally to shareholders. Accordingly, the cash dividend will be TL236.3172 per ordinary share of all shareholders. The distribution of the cash dividend portion of Turkcell's dividend distribution began on June 21, 2004 and the stock dividend distribution will begin on July 30, 2004, subject to Capital Market Board ("CMB") approval. The dividend distribution will be carried out by

Yapi Kredi Menkul Degerler A.S. at its Istanbul Merkez (Buyukdere Cad. YKB Plaza A Blok K:10 Levent-Istanbul), Goztepe (Bagdat Cad. Hulusibey Apt. No:279/B Goztepe), Osmanbey (Rumeli Cad. No: 85/2 Osmanbey), Izmir (Gazi Bulvari No: 1/A Kordan) and Ankara (Ugur Mumcu Cad. No:60 K:2 Gaziosmanpasa) branches. At the Annual General Meeting on June 4, 2004, it was resolved that Turkcell's registered capital ceiling shall be raised to 1,500,000 billion from 500,000 billion and that the article 6 of the Company's articles of association titled "Company Capital" shall be amended in this respect.

        In accordance with Turkish law, the distribution of profits and the payment of an annual dividend in respect of the preceding financial year is subject to a recommendation which may be made by the Board of Directors each year for approval by the shareholders at the annual general meeting, which must be held within three months following the end of the preceding fiscal year, which is the calendar year. The Board may decide whether or not to recommend a distribution of profits and the shareholders, through the general assembly, accept or reject such proposal, together with the amount of dividend, if any. Dividends are payable on a date determined at the meeting of the general assembly of shareholders, which date, under the Capital Markets Board requirements, must be earlier than the end of the fifth month following the end of the preceding financial year. However, the CMB is authorized to designate another deadline for distribution of dividends in any given year. For the year 2003, such deadline was extended until the end of the sixth month (and, for the distribution of dividends in the form of bonus shares, until the end of seventh month) following the end of the year 2003.

        Annual profits are calculated and distributed in accordance with our articles of association after deduction from our annual revenues of all expenses, depreciation, taxes, required reserves and any losses from the previous year. Allocation of dividends out of our profit is calculated as follows:

  •
  5% of the net profit will be allocated to the statutory reserve until one-fifth of our paid-in capital is reached, as required by the Turkish Commercial Code;

  •
  a first dividend in the amount specified by the Capital Markets Board, which is 20% of the distributable profit for the year 2003 is paid to shareholders;

  •
  the general assembly of shareholders is authorized to set aside or distribute the remainder of the net profit in full or in part to the shareholders as a second dividend or set aside as extraordinary reserves; and

  •
  10% of the second dividend amount to be distributed to the shareholders must be set aside as a second reserve.

        Taxes and reserves are computed using financial statements prepared according to the Turkish Commercial Code/standards imposed by the Capital Markets Board which may differ significantly from our US GAAP accounts mainly due to lack of inflation adjustments and consolidation and different depreciation and expense and revenue recognition standards.

        Under the Capital Markets Board's current rules, we may decide whether to recommend distribution of dividends in any year except for a mandatory obligation to distribute 20% of distributable profit for the year 2003. This obligation only applies to the profit realized in the year 2003. Under the CMB rules, if a public company determines not to distribute the first dividend, the corresponding amount shall be set aside as a special reserve. Dividends may be distributed in cash or in the form of bonus shares. Accordingly, we may freely determine the amounts of dividends to be distributed, subject to the requirements of the articles of association, the Capital Markets Board and the Turkish Commercial Code described above.

        To the extent we declare dividends in the future, we will pay those dividends in Turkish Lira. In the case of ordinary shares held in the form of ADSs, dividends will be converted into US dollars by the depositary for the ADSs, to the extent it can do so on a reasonable basis, and will be distributed to the holders of the ADSs. Because exchange rates between the Turkish Lira and the US dollar fluctuate continuously, a holder of ADSs will be subject to currency fluctuation generally, but particularly between the date on which dividends are declared and the date dividends are paid. Under current Turkish regulations, dividends or other distributions paid in respect of the ordinary shares or ADSs generally will be subject to withholding taxes. See "Item 10E. Taxation."

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

	New York Stock Exchange ($ per ADS)		Istanbul Stock Exchange (TL per Ordinary Share)
	High	Low	High	Low
Annual information for the past five years(1)
2003	26.55	10.89	14,500	7,700
2002	22.26	10.09	13,000	6,000
2001(2)	88.10	5.60	13,550	3,600
2000(2)	163.2	54.0	24,500	8,200
Quarterly information for the past two years 2003
First Quarter	17.05	10.89	11,500	7,700
Second Quarter	17.00	13.15	9,700	8,000
Third Quarter	18.92	15.25	10,600	8,300
Fourth Quarter	26.55	17.50	14,500	9,750
2002(2)
First Quarter	22.26	14.25	13,000	7,700
Second Quarter	18.25	10.09	9,700	6,000
Third Quarter	15.80	10.80	10,600	6,800
Fourth Quarter	19.53	11.90	13,000	7,800
Monthly information for most recent six months(3)
January	29.65	24.69	15,300	13,400
February	32.65	24.72	17,800	13,300
March	35.97	30.70	19,200	16,400
April	37.00	26.11	19,300	15,100
May	28.45	23.83	16,200	14,900
June (as of June 11, 2004)	30.12	25.83	18,200	15,600

(1)
Share price information is reported since our initial public offering in July 2000.

(2)
Share prices have been revised for 2000 and 2001 to reflect the ADR ratio change that occurred in September 2001 resulting in a share: ADS ratio change from 250:1 to 2500:1.

(3)
Through June 11, 2004.

        Fluctuations in the exchange rate between the Turkish Lira and the US dollar will affect any comparisons of ordinary share prices and ADS prices.

        On June 11, 2004, the closing price per ordinary share on the Istanbul Stock Exchange was TL17,800 and per ADS on the NYSE was $29.25.

        The Depositary informed us that at December 31, 2003, 6,591,486 ADSs were held of record in the United States, while 8,328,524 ADSs were held of record in the United States on 31 May, 2004.

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

ITEM 10.    ADDITIONAL INFORMATION

10A.    Share Capital

        Not Applicable.

10B.    Memorandum and Articles of Association

General

        We are registered in the Istanbul Trade Registry. Our trade registry number is 304844-252426. Our object and purpose are regulated under Article 3 of our Articles of Association. We are incorporated primarily for the provision of telephone, telecommunication and similar services in compliance with the Telegraph and Telephone Law No. 406 and services stated in the bid of our GSM Pan Europe Mobile Telephone System.

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

  Board Members' Interest

        The TCC forbids a board member to enter into a transaction with us in any area relating to our business either on the board member's own behalf or on behalf of someone else, thus preventing the abuse of duty by board members and protecting our interests (TCC Article 334). Our general assembly may, however, authorize our board members to enter into these types of transactions through a specific provision in our articles of association, or our general assembly may grant such a right on a yearly basis. This year's agenda of the general assembly included an item in that respect, which was approved.

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

  Dividend Distribution and Allocation of Profits

        Our Board of Directors recommends annual dividends, which then must be approved by our shareholders at their annual general meeting. Dividends are payable on a date determined at the annual general meeting upon the proposal of our Board. Under current rules, the Board of Directors may decide whether or not to recommend a distribution of dividends and our shareholders at our annual general meeting may decide whether or not to distribute dividends in any year. Under the current CMB rules, the ratio of the first dividend must be specified in the articles of association but the minimum first dividend should be 20% of the net profit remaining after deduction of statutory reserve fund, taxes, funds, financial payments, and losses accrued from preceding years, if any, from the profit of such fiscal period. As per CMB rules, dividends may be distributed to shareholders in cash or bonus shares or, upon the general assembly's decision, may be retained by the company. The CMB is entitled to request a publicly held company to distribute its dividends in cash, provided that such request is served before the agenda of the general assembly meeting is published. Under the CMB rules, if a public company decides not to distribute the first dividend, the corresponding amount shall be set aside as a special reserve. Accordingly, we may freely determine the amount of dividends to be distributed, subject to the requirements of our articles, the CMB and the Turkish Commercial Code, save for the Capital Markets Board requirement to distribute 20% of net profit for the year 2003, in the form of cash, bonus shares or combination of cash and bonus shares.

        Any distribution must be completed by the end of the fifth month following the fiscal year, unless decided otherwise by the Capital Markets Board. Dividends are payable in cash or by transfer to an account of the shareholder with a bank in Turkey against delivery to our office in Turkey of the relevant dividend coupon attached to the share certificate representing the relevant shares. If dividends are distributed in the form of bonus shares by means of a bonus issue, such bonus shares shall be physically delivered to shareholders no later than five months after the end of the fiscal year, unless decided otherwise by the Capital Markets Board. Entitlement of shareholders to dividends remains in effect for a period of five years following the date of the general assembly approving such distribution, after which time they are transferred to the Turkish government.

        Part of our remaining net profit may be distributed to our shareholders as a second dividend or retained by us as retained earnings, all at the discretion of our general assembly. As per our articles of association, we deduct 10% from the amount of any distributions made as a second dividend and add it to a contingency reserve fund.

        Our articles of association define our net profit as the amount remaining after deduction from our annual revenues of all expenses, depreciation sums, taxes, required reserves and the previous year's losses that need to be deducted. For the year 2003, as per a decision issued by the Capital Markets Board, we are required to distribute 20% of our net profit. This obligation only applies to 2003.

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

        In 2003, the CMB published a "Communiqué on Principles of Cumulative Voting in the General Assemblies of Joint Stock Companies Subject to the Capital Markets Law" to govern principles and procedures regarding cumulative voting methods in publicly held companies. The cumulative voting designed thereby enables minority shareholders to elect representatives to the company's Board of Directors and board of auditors. Each shareholder receives a number of votes equal to the number of voting shares he possesses multiplied by the number of seats to be elected in the Board of Directors or board of auditors. The shareholders may choose to concentrate their votes for one candidate or to divide their votes between or among a number of candidates. The number of cumulative votes shall be calculated separately for the Board of Directors and the board of auditors. Implementation of the cumulative voting method is optional, but requires that the articles of association of the company include provisions for it. Turkcell's articles of association do not currently provide for cumulative voting.

  Transfer of Shares

        Subject to the limitations described below, shares may be sold and transferred by endorsement and delivery. In practice, shares in registered form traded on the ISE are represented by the share certificates endorsed in blank, enabling such shares to be transferred as if they were in bearer form.

        Decree 32 on the Protection of the Value of the Turkish Currency issued in August 1989, as amended from time to time, provides that persons not resident in Turkey may purchase and sell our shares, provided that such purchase is effected through a bank or broker authorized pursuant to applicable Turkish capital markets legislation. Turkish capital markets legislation requires that shares of a company quoted on a Turkish securities exchange be traded exclusively on such exchange. The CMB has indicated that this requirement applies only to intermediary institutions licensed for trading on the stock exchange and to trade orders placed with them by investors. Accordingly, our shareholders that are not resident in Turkey may transfer such shares only on the ISE. This requirement does not apply to transfers of ADSs.

        Under Turkish law, in the event that a shareholder of Turkcell transfers shares to any other third party investor, either foreign or local, the Foreign Investment General Directorate ("FIGD") must be notified within one month of the transfer of shares.

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

  Disclosure of Beneficial Interests in the Shares

        We are required by the CMB to supply it with any information which it requires regarding the sale of our securities to the public. We are required to inform the ISE and the CMB of changes in the holdings of any shareholder who owns 5%, 10%, 15%, 20%, 25%, 33.3%, 50%, 66.7% and 75% of our shares or voting rights, or who falls below such thresholds, and of changes in our own shareholding in any other company in which we own at least 10% of the issued share capital or voting rights. Furthermore, each board member, general manager and assistant general manager and any other authorized person and shareholder that owns at least 5% of the issued share capital or voting rights, is required to notify the CMB and the ISE of their transactions in our shares.

        In July 2003 the rules regarding the disclosure of beneficial interests in Turkey were amended. Under the new rules, publicly held companies are required to disclose any changes in the capital structure and changes in the rights attached to shares. Additionally, any proxy solicitation as per the capital markets legislation as well as any change in the management of the company through any type of agreements or by any other means shall need to be disclosed to the ISE and the CMB. The new rules also require the disclosure of any voting agreement.

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

  Changes in Capital Structure

        Our board of directors is authorized to increase the issued paid-in share capital by means of issuing new shares up to the authorized share capital ceiling. Any increase above our ceiling requires an amendment to our articles of association and therefore shareholder approval through a general assembly. Our board of directors may also restrict the rights of existing shareholders and offer new shares. Changes in the voting and dividend rights of our shareholders requires an amendment to our articles of association and approval by the general assembly. Such amendment is also subject to the prior approval of the Ministry of Industry and Trade and the CMB. Furthermore, under the Turkish Commercial Code, all shareholders must have at least one vote.

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

General Meetings

        Our general meetings are normally held at our head office in Istanbul. We hold our annual general meeting within three months of the end of each financial year, which in our case is the calendar year, in accordance with the Turkish Commercial Code. We held our general assembly meeting in June this year as per the authorization we obtained from the Capital Markets Board. Extraordinary general meetings may be convened by our board of directors, or upon the request of our shareholders representing at least 5% of our share capital, or upon the request of our internal auditors.

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

Significant Differences in Corporate Governance Practices

        Matters related to corporate governance in Turkey are regulated by the Turkish Commercial Code ("TCC") enacted in 1956 and the regulations and communiqués of the Turkish Capital Markets Board (the "CMB"), the regulatory and supervisory authority, both of which are binding upon publicly held companies. In addition, corporate governance practices in Turkey are also guided by the Corporate Governance Principles of the CMB (the "CMB Principles"), which took effect on a comply-or-explain basis beginning January 1, 2004. Below is a summary of the significant differences between our corporate governance practices and those that would apply to US companies under the NYSE corporate governance rules:

NYSE Corporate Governance Rule for US Issuers	Our Practice
Listed companies must have a majority of independent directors.	There is no independence requirement in the TCC with regard to a company's board of directors. However, such a concept was introduced in the CMB Principles. The CMB acts in accordance with the Capital Market Law. The CMB Principles require that at least 1/3 of Board members (and in any case at least 2 members) be independent according to the criteria set forth therein. We currently do not have any members of our Board of Directors that meet the "independence" standards of the NYSE or the CMB Principles.
The non-management directors of each company must meet at regularly scheduled executive sessions without management.	Turkish law does not make any distinction between management and non-management directors. All members of the Board of Directors are held liable in accordance with the TCC.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.
Our Board of Directors recently established a Corporate Governance Committee to establish corporate governance standards and to monitor compliance with the corporate governance principles as set forth by the CMB Principles. All members of the Committee are non-executive directors.
Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.
Although the CMB Principles state that an adequate number of committees should be formed so as to enable the board to execute its tasks in an efficient manner, and both an audit committee and a corporate governance committee are specifically mentioned, there is no explicit requirement to have a compensation committee. In a section dealing with the remuneration of the Board of Directors, the CMB Principles recognize that, in principle, compensation for the members of the Board of Directors should be determined by a company's shareholders. According to the CMB Principles, the corporate governance committee may propose recommendations on incentive remunerations together with the reasoning thereof. In June 2002, our General Assembly of shareholders voted not to pay any attendance fee to members of the Board of Directors.
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.
The amendments to the Communiqué on Independent Auditing in Capital Markets promulgated on November 2, 2002, require that the Board of Directors set up an audit committee. Our Board of Directors established an Audit Committee on December 16, 2003. Under the Communiqué, the Committee must consist of at least 2 members elected from among the members of the Board of Directors. If the Committee consists of 2 members—and this is the case for Turkcell—then those 2 members must be chosen from among the board members of the Board of Directors who do not have an executive function. The Communiqué defines "a person with an executive function" as one who is "directly involved in management in a position such as general manager or member of the executive committee or holding the title of managing director." Neither of our two appointed Directors holds an executive function according to the Communiqué.

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.
An "equity-compensation plan" is a plan or other arrangement that provides for the delivery of equity securities (either newly issued or treasury shares) of the listed company to any employee, director or other service provider as compensation for services. Even a compensatory grant of options or other equity securities that is not made under a plan is, nonetheless, an "equity-compensation plan" for these purposes. We do not have such an arrangement.
Listed companies must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	The CMB Principles recommend that listed companies adopt corporate governance guidelines. Our recently established Corporate Governance Committee will explore the adoption of such guidelines.
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.
As a foreign issuer, our CEO is not required to provide the NYSE with the annual compliance certification. Nevertheless, he is required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with those NYSE corporate governance standards that are applicable to us.

10C.    Material Contracts

        We are not a party to any material contracts other than those entered into in the ordinary course of business.

10D.    Exchange Controls

        Banks in Turkey set their own foreign exchange rates independently of those announced by the Central Bank. Pursuant to Decree 32 on the Protection of the Value of the Turkish Currency, issued in August 1989, as amended in June 1991, March 1993, October 1994, July 1995, April 1997, August 1999, August 2001 and June 2003, the Government eased and ultimately abolished restrictions on the convertibility of the Turkish Lira for current account and nonresident capital account transactions by facilitating exchange of the proceeds of transactions in Turkish securities by foreign investors, which enabled Turkish citizens to purchase securities on foreign exchanges. These changes also permitted residents and nonresidents to buy foreign exchange without limitation and to transfer such foreign exchange abroad without ministerial approval.

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

Republic of Turkey Taxation

        The following summary of Turkish tax law as in force on the date of this annual report describes the principal tax consequences for Turkish residents and US holders (as defined below in "Taxation—United States Federal Income Taxation") of the ownership and disposition of shares and ADSs. It is not a complete description of all the possible tax consequences of such ownership and disposition. Shareholders should consult their own tax advisers concerning the Turkish and other tax consequences applicable in their particular situations.

  Corporate Taxation

        A corporation that has its legal or business center in Turkey (a "Resident Corporation") is subject to a corporate tax, which is levied at a rate of 33% on such corporation's taxable income in 2004. However, the corporate tax rate applicable for the year 2003 income was 30%.

        Resident Corporations are required to pay an "advance corporation tax" on a quarterly basis. The advance corporation tax rate was 25% for the first quarter of the tax year 2003. Pursuant to Law No. 4842 the rate has been increased to 30% commencing from the second quarter of the year 2003. This tax does not result in an additional tax being paid by the corporation. The advance corporation tax remitted quarterly reduces the actual corporation tax payable on the annual corporate profit in a given year, such that the overall annual rate on 2003 taxable income was 30%.

        In the event that a Resident Corporation distributes dividends to individual shareholders (resident or non-resident), or to non-resident corporations that do not have a permanent establishment (fixed place of business or permanent representative) in Turkey, a 10% withholding tax is payable by the Resident Corporation on behalf of its shareholders (subject to rate-reducing provisions in applicable bilateral tax treaties). A mandatory contribution to the Turkish State Fund ("fund levy") equal to the 10% of the withholding tax on dividends was payable prior to January 1, 2004. For dividends distributed after January 1, 2004, no such fund levy exists over the withholding tax, resulting in an effective withholding tax rate of 10% (rather than 11% which was applicable for dividend distributions to certain recipients prior to January 1, 2004). In the event that Resident Corporations distribute dividends to resident legal entities or to non-resident legal entities that have a permanent establishment in Turkey, effective from April 24, 2003, such distributions are not subject to withholding.

        Under the Income Tax Treaty between the United States of America and the Republic of Turkey, signed March 28, 1996 (the "Treaty"), the withholding tax rate is limited to 20% (including the surcharges on dividends paid by a Turkish Resident Corporation) of the gross amount of the dividends unless the beneficial owner of shares or ADSs is a company which owns at least 10% of the voting stock of the company paying the dividends (in which case the rate would be limited to 15%). Because the current withholding tax rate applicable to publicly traded corporations, such as Turkcell, is only 10%, the Treaty does not affect the current rate of Turkish withholding tax for US holders.

        Some corporate taxpayers, such as Turkcell, continue to benefit from the old investment allowance regime where such taxpayers are subject to a 19.8% corporate withholding tax on corporate tax exempted income, regardless of whether dividends are distributed. Law No. 4842 modified the investment allowance regime effective from April 24, 2003, however, taxpayers like Turkcell still benefit from the regime pursuant to Investment Incentive Certificates obtained prior to the enactment of the Law No. 4842. For those dividends distributed to shareholders from corporate tax exempted income, which was already taxed through corporate withholding tax at the rate of 19.8%, as described above, no additional withholding tax is applied to such dividend distributions.

  Taxation of Dividends

        Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax within the recipient corporations. Cash dividends received by resident individuals from Resident Corporations are subject to withholding tax at the rate of 10% in 2004 (as discussed above) and an annual income tax declaration. The withholding tax offsets the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from annual income declaration. The remaining 50% must be declared if it exceeds TL 14 billion in 2004. However, for those cash dividends that are distributed from the corporate tax exempted income (i.e., investment allowance) of the dividend distributing company, the dividend income to be declared is to be computed using the following formula: "[net cash dividend corresponding to the corporate exempted income + (net cash dividend corresponding to the corporate exempted income/9)] * 50%." However, in such a case 20% of the income so declared is offset against the income tax computed at the income tax declaration.

        Cash dividends paid on the ordinary shares or ADSs to a US holder that does not have a permanent representative or place of business in Turkey will not be subject to taxation in Turkey, except in respect of the 10% income withholding tax discussed in the previous section. Dividends distributed from corporate tax exempted income (i.e., investment allowance), which will have already been subject to a corporate withholding tax at a rate of 19.8%, will not be subject to further withholding tax or an income declaration by the US holder.

        The distribution of dividends in kind (i.e., bonus shares) is not subject to withholding tax and such dividends in kind are not subject to an income declaration.

  Taxation of Capital Gains

Gains realized by Residents

        Gains realized by resident individuals on the sale of shares traded on the Istanbul Stock Exchange (such as Turkcell shares) or ADSs that represent shares traded on the Istanbul Stock Exchange (such as Turkcell ADSs) to residents or non-residents are exempt from income tax, provided that the holding period of such shares or ADSs exceeds three months. Where this holding period has not been met, capital gains are computed by deducting the original cost of the shares or ADSs, after the application of a "cost adjustment" (which uses the Wholesale Price Index determined by the State Statistical Institution to eliminate gain arising solely from inflation), from the amount received upon the sale or disposition of the shares or ADSs. If the holding period exemption is not available for gains realized in 2003, resident individuals can benefit from a fixed exemption on the first TL 10 billion of their taxable gains. In 2004 this fixed exemption amount is TL 12 billion. The amount exceeding the exemption amount is subject to an income tax declaration. Gains realized by Resident Corporations on the sale of shares or ADSs to residents or non-residents must be included in corporate income and are subject to the applicable corporate tax. However, if a two-year holding period is met, the Resident Corporation can benefit from either cost revision (under article 38 of the Income Tax Law) or temporary exemption (under provisional article 28 of the Corporate Tax Law valid until December 31, 2004), provided that the conditions specified in the laws are met.

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

  Taxation of Investment and Mutual Funds

        The gains realized from portfolio investment activities by resident Investment and Mutual Funds are exempt from corporate tax but are subject to income withholding tax. Withholding tax rates are as follows:

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

  Stamp Taxes

        According to the Turkish Stamp Tax Law (Law No. 488), all agreements and documents specified in the law with a monetary value indicated thereon are subject to 0.15%-0.75% stamp tax, which is calculated on the aggregate amount of such agreement or document up to a maximum of TL 1,028 billion per original in 2004 (TL 2,055.28 billion between January 1, 2003-April 23, 2003 and TL 800 billion between April 23, 2003-December 31, 2003). However, under Article 1(a) of the Council of Ministers Decree No. 94/6035, for the parties to underwriting agreements, such tax rate is 0%. Furthermore, in the event any agreement or document is executed outside Turkey, it shall not be subject to such Turkish stamp tax unless it is presented as evidence before a Turkish Court or a Government authority or its provisions are benefited from in Turkey.

United States Federal Income Taxation

        The following discussion is a summary of certain material US federal income tax considerations applicable to the ownership and disposition of shares or ADSs by you, if you are a US holder. In general you will be a "US holder" if:

  •
  you are the beneficial owner of our shares or ADSs;

  •
  you are either (i) an individual resident or citizen of the United States, (ii) a corporation (or certain other entities treated as corporations for US federal income tax purposes) created in or organized under the laws of the United States or any state thereof, (iii) an estate whose income is subject to US federal income taxation regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust;

  •
  you own our shares or ADSs as capital assets;

  •
  you own directly or indirectly less than 10% of our outstanding share capital or voting stock;

  •
  you are fully eligible for benefits under the Limitation on Benefits article of the Income Tax Treaty between the United States of America and the Republic of Turkey, signed March 28, 1996 (the "Treaty"); and

  •
  you are not also a resident of Turkey for Turkish tax purposes.

        The Treaty benefits discussed below generally are not available to holders who hold shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Turkey.

        If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of its shares or ADSs.

        The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular holder, including tax considerations that arise from rules of general application or that are generally assumed to be known by US holders. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed US Treasury Regulations, rulings, administrative pronouncements and judicial decisions in effect as of the date of this annual report. All of these authorities are subject to change, possibly with retroactive effect, and to differing interpretations. In addition, this summary does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to US holders who are subject to special treatment under US federal income tax law, including insurance companies, U.S. expatriates, dealers in stocks or securities, banks or financial institutions, tax-exempt organizations, regulated investment companies, retirement plans, traders in securities who elect to apply a mark-to-market method of accounting, persons who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, persons holding shares as part of a straddle, hedging or conversion transaction, persons subject to the alternative minimum tax, and persons having a functional currency other than the US dollar.

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

  Dividends

        If we make distributions to you (other than certain distributions of Turkcell shares), you generally will be required to include in gross income as dividend income the amount of the distributions paid on the shares (including the amount of any Turkish taxes withheld in respect of such dividend as described above in "Taxation—Republic of Turkey Taxation"), to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined for US federal income tax purposes. Distributions in excess of our earnings and profits will be applied against and will reduce your tax basis in your shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares or ADSs. Dividends paid by us will not be eligible for the dividends received deduction applicable in some cases to US corporations.

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

  Sale or Exchange of Shares or ADSs

        Upon the sale or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in your shares or ADSs (as determined in US dollars). Gain or loss upon the disposition of shares or ADSs generally will be US source gain or loss, and will be treated as long-term capital gain or loss if, at the time of the disposition, the holding period for the shares or ADSs exceeds one year. If you are an individual, any capital gains generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

        The surrender of ADSs in exchange for shares pursuant to the Deposit Agreement governing the ADSs will not be a taxable event for US federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

  Recent US Tax Law Changes Applicable to Individuals

        Under 2003 US tax legislation, some US holders (including individuals) are eligible for reduced rates of US federal income tax (currently a maximum of 15%) in respect of "qualified dividend income" received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the non-US corporation is not a passive foreign investment company (as described below in "—Passive Foreign Investment Company Status") for the corporation's taxable year in which the dividend was paid or the preceding year certain minimum holding periods are met by the individual US holder and either (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. We currently anticipate that dividends paid with respect to our shares and ADSs, such dividends should constitute "qualified dividend income" and US holders who are individuals should be entitled to the reduced rates of tax, provided the holders meet certain requirements. However, as discussed below, passive foreign investment company status cannot be determined until the close of each taxable year. In addition, some of the eligibility requirements for non-US corporations are not entirely certain and further guidance from the Internal Revenue Service is anticipated. The Internal Revenue Service is expected to issue certification procedures in 2004 whereby a non-US corporation will be required to certify as to the eligibility of its dividends for the reduced US federal income tax rates. You are urged to consult your tax advisor regarding the impact of the provisions of these rules on your particular situation.

  Passive Foreign Investment Company Status

        We currently believe that we were not a Passive Foreign Investment Company (a "PFIC") for the year ended December 31, 2003, for US federal income tax purposes. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. A non-US corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC would not be "qualified dividend income" (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income.

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

        Indebtedness denominated in foreign currencies (all in US dollars) totaled $605.9 million, representing almost 100% of total indebtedness at December 31, 2003.

        The fair value of indebtedness as of December 31, 2003 which was outstanding December 31, 2002 has not changed significantly except our loan under the 1999 Issuer Credit Agreement. The fair value of our loan under the 1999 Issuer Credit Agreement has increased from $412.5 million at December 31, 2002 to $446.0 million at December 31, 2003.

        We have invested in the 12.75% Senior Notes due August 1, 2005 issued by Cellco Finance N.V., in the principal amount of $2.0 million on April 7, 2003 and April 15, 2003 and will hold the bonds until maturity. Since the beginning of 2004, we purchased another $63.0 million of these Senior Notes bringing the total to $65.0 million.

        We are exposed to foreign exchange availability and rate risks that could significantly impact our ability to meet our obligations and finance our network construction. A substantial majority of our debt obligations and capital expenditures are, and are expected to continue to be, denominated in US dollars. By contrast, substantially all of our revenues are, and will continue to be, denominated in Turkish Lira. To manage our foreign exchange risk more efficiently, on May 1, May 2, May 6, June 6,

June 17, July 2 and October 3, 2003 we entered into eleven forward transactions to buy US dollars totaling $140 million and maturing on June 30, September 30, November 6, December 30 and December 31, 2003. All hedging transactions have been authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect the company from fluctuations in currency values. Analytical techniques are used to manage and monitor foreign exchange risk will include market valuation and sensitivity analysis. In addition, we keep our monetary balances in US dollars to reduce our currency exposure and the maximum tariffs we may charge are adjusted periodically by the Telecommunications Authority to account, among other things, for the devaluation of the Turkish Lira.

        The following table sets forth at December 31, 2002 and 2003, the principal, maturities and related weighted average interest rates by maturity date of our indebtedness that are sensitive to foreign currency exchange rate fluctuations. We have computed average interest rates using average loans outstanding on a daily basis.

	2002		2003
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
	(in millions)	(in millions)	(in millions)	(in millions)
Financial instrument
1999 Bank Facility	244.4	244.4	—	—
Average interest rate	7.1%	7.1%	—	—
Loan under 1999 Issuer Credit Agreement	400.0	412.5	400.0	446.0
Average interest rate	13.4%	13.4%	13.4%	13.4%
Loan under 1998 Issuer Credit Agreement	300.0	311.3	—	—
Average interest rate	15.6%	15.6%	—	—
Borrowings from Nordbanken	15.4	*	5.9	*
Average interest rate	3.4%	—	2.9%	—
Borrowings from Akbank	187.5	187.5	125	125
Average interest rate	7.7%	7.7%	7.2%	7.2%
Borrowings from Vakifbank	57.1	*	—
Average interest rate	10.9%	—
Borrowings from Garanti Bankasi	75.0	—	75	75
Average interest rate	9.7%	*	6.9%	6.9%

*
A reasonable estimate of fair value could not be made because the instrument is unique in nature and no information is readily available. The average interest rates represent the agreed interest rate plus amortization of deferred financing costs.

        Expected future maturities as of December 31, 2003 for each of the next four years and thereafter are set forth in the following table:

	2004	2005	2006	2007	Total
	(in millions of US dollars)
Loan under 1999 Issuer Credit Agreement	—	400.0	—	—	400.0
Borrowings from Nordbanken	5.9	—	—	—	5.9
Borrowings from Akbank	62.5	62.5			125.0
Borrowings from Garanti Bankasi	25.0		50.0		75.0

Total	93.4	462.5	50.0	—	605.9

        We engaged in eleven forward transactions to buy US dollars amounting to $140 million in total. Nine of these transactions were knock-out forward transactions amounting to $115 million, in which we bought US dollars at below mentioned forward rates at maturity.

        Notional amounts, transaction dates, maturities, spot rates, forward rates, knock-out levels and market forward rates are set forth in the following table:

Notional Amount $ in millions	Transaction Date	Maturities	Spot Rate $/TL	Forward Rate $/TL	Knock-out Level $/TL	Market Forward Rates** $/TL
20	May 1, 2003	June 30, 2003	1,591,000	1,650,000	1,725,000	1,437,719
20	May 1, 2003	September 30, 2003	1,591,000	1,700,000	1,800,000	1,579,734
10	May 1, 2003	September 30, 2003	1,591,000	1,725,000	1,850,000	1,579,734
10	May 2, 2003	September 30, 2003	1,550,000	1,650,000	1,750,000	1,579,734
10	May 2, 2003	September 30, 2003	1,550,000	1,675,000	1,800,000	1,579,734
20	May 6, 2003	December 30, 2003	1,537,000	1,750,000	1,900,000	1,737,771
10	June 6, 2003	December 30, 2003	1,433,000	1,700,000	1,850,000	1,737,771
5	June 17, 2003	December 31, 2003	1,420,000	1,620,000	1,850,000	**
10	October 2, 2003	November 6, 2003	1,395,000	1,400,000	1,500,000	**

**
Market forward rate for these transactions are not available because they have been actualized.

        Two of these transactions were partial forward transactions in the amount of $25 million, in which we bought US dollars at below mentioned forward rates at maturity.

        Notional amounts, transaction dates, maturities, spot rates, forward rates, knock-out levels and the margins are set forth in the following table:

Notional Amount $ in millions	Transaction Date	Maturity	Spot Rate $/TL	Forward Rate $/TL	Knock-out Level $/TL	Margin $/TL
15	June 17, 2003	December 31, 2003	1,420,000	1,660,000	1,850,000	190,000
10	July 2, 2003	December 30, 2003	1,405,000	1,642,000	1,850,000	208,000

        Apart from the balance of the collection accounts, the total balance in deposit accounts as of December 31, 2003 was $290.0 million.

        As of December 31, 2003, deposit amounts, relevant currencies, weighted average interest rates and average maturities are set forth in the following table:

Deposit Amount	Currency	Average interest rate	Average maturity in days
150.8	$ in millions	3.53% per annum	16
194.3	TL in trillion*	25.45% per annum	13

*
Equal to $139.2 million as of December 31, 2003.

        As part of the cash management process, we preferred to invest cash into time deposits and repo transactions dual currency deposits, Eurobonds and local treasury bills in 2004. As Turkcell, we have also invested in November 10, 2004 treasury bills with a face value of TL2.5 trillion. The overnight return of these bills is 25.32% and these bills will be held until maturity for investment purposes.

        As of June 11, 2004, deposit amounts, relevant currencies, weighted average interest rates and average maturities are set forth in the following table:

Deposit Amount	Currency	Average interest rate	Average maturity in days
273.4	$ in millions	2.49% per annum	21
744.0	TL in trillion*	22.39% per annum	1

*
Equal to $499.6 as of June 11, 2004.

  Interest Rate Risk Management

        We manage interest rate risk by financing non-current assets with long-term debt with both fixed and variable interest rates and equity. The following table sets forth as at December 31, 2002 and 2003, the principal, maturities and related weighted average interest rates by expected maturity date of our indebtedness that are sensitive to interest rate fluctuations. We have computed average interest rates using average loans outstanding on a daily basis.

        We have not entered into any interest rate hedging transactions.

	2002		2003
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
	(in millions)	(in millions)	(in millions)	(in millions)
Financial instrument
1999 Bank Facility	244.4	244.4
Average interest rate	7.1%	7.1%
Loan under 1999 Issuer Credit Agreement	400.0	412.5	400.0	446
Average interest rate	13.4%	13.4%	13.4%	13.4%
Loan under 1998 Issuer Credit Agreement	300.0	311.3
Average interest rate	15.6%	15.6%
Borrowings from Nordbanken	15.4	*	5.9	*
Average interest rate	3.4%		2.9%
Borrowings from Akbank	187.5	187.5	125	125
Average interest rate	7.7%	7.7%	7.2%	7.2%
Borrowings from Vakifbank	57.1	*
Average interest rate	10.9%
Borrowings from Garanti Bankasi	75.0	—	75	75
Average interest rate	9.7%	*	6.9%	6.9%
Other short-term borrowings**	0.3	0.3	0.3	0.3

*
A reasonable estimate of fair value could not be made because the instrument is unique in nature and no information is readily available. Average interest rates represent the agreed interest rate plus amortization of deferred financing costs.

**
Other short-term borrowings are denominated in Turkish Lira and no interest rate is applied.

        Expected future maturities as of December 31, 2003 for each of the next four years and thereafter:

	2004	2005	2006	2007	Total
	(in millions of US dollars)
Loan under the 1999 Issuer Credit Agreement		400.0			400.0
Borrowings from Nordbanken	5.9				5.9
Borrowings from Akbank	62.5	62.5	—	—	125.0
Borrowings from Garanti Bankasi	25.0	—	50.0	—	75.0
Other short-term borrowings	1.7			—	1.7

	95.1	462.5	50.0	—	607.6

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not Applicable.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

        (a)    Disclosure Controls and Procedures. The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective.

        (b)    Internal Control Over Financial Reporting. There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        On June 23, 2004, the Board of Directors of our Company determined that Mr. Osman Berkmen and Mr. Esko Juhani Rytkonen are "audit committee financial experts" as defined in Item 16A of Form 20-F.

ITEM 16B.    CODE OF ETHICS

        We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and other executive officers and financial officers. This code of ethics is posted on our website, www.turkcell.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        KPMG Cevdet Suner Denetim ve Yeminli Mali Musavirlik A.S. ("KPMG") has served as Turkcell's independent public accountants for each of the financial years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F. The Annual General Meeting elects the auditors annually.

        The following table presents the aggregate fees for professional services and other services rendered by KPMG to Turkcell in 2003 and 2002.

	2003 $m	2002 $m
Audit Fees(1)	2.0	1.6
Audit-related Fees(2)	0.1	—

Total	2.1	1.6

(1)
Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include, the annual audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)
Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the external auditor, and include due diligence related to acquisitions.

Audit Committee Pre-approval Policies and Procedures

        Our audit committee has determined that all work performed for Turkcell by our external auditors for the year 2004 will be approved in advance by our audit committee and, therefore, has not adopted blanket pre-approval policies and procedures.

ITEM 17.    FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this item.

ITEM 18.    FINANCIAL STATEMENTS

        The consolidated financial statements of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, with the Independent Auditors' Report thereon, are filed as part of this annual report, as follows:

ITEM 19.    EXHIBITS

EXHIBIT NUMBER			DESCRIPTION
1.1	*	—	Certificate of Association of Turkcell Iletisim Hizmetleri A.S.
2.1	**	—	Indenture among Cellco Finance N.V. and HSBC Bank USA dated December 22, 1999.
8.1	†	—	Subsidiaries of Turkcell.
12.1		—	Certification of Muzaffer Akpinar, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		—	Certification of Ekrem Tokay, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1		—	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

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

Report of Independent Public Accounting Firm

To the Board of Directors of
Turkcell Iletisim Hizmetleri Anonim Sirketi

        We have audited the accompanying consolidated balance sheets of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries (the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Fintur Holdings B.V. ("Fintur"), a 41.45 percent owned investee company. The Company's investment in Fintur at December 31, 2002 and 2003, was $106,479 thousand and $127,179 thousand, respectively, and its equity in the net (loss) income of Fintur was $(51,165) thousand, $(20,392) thousand and $18,927 thousand, for the years ended December 31, 2001, 2002 and 2003, respectively. The consolidated financial statements of Fintur were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Fintur, is based solely on the report of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG Cevdet Suner Denetim ve
Yeminli Mali Musavirlik A.S.

June 18, 2004
Istanbul, Turkey

To the Shareholders and
Board of Directors of Fintur Holdings B.V.

Report of independent accountants

We have audited the accompanying consolidated balance sheets of Fintur Holdings B.V. ("Fintur" or the "Company") and its subsidiaries as at 31 December 2003 and 2002 and the related consolidated statements of income and comprehensive income, of changes in shareholders' equity and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

We conducted our audits of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fintur and its subsidiaries as at 31 December 2003 and 2002 and the related results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers Accountants N.V.

Rotterdam, the Netherlands
11 February 2004
(except for Note 21, as to which the date is 18 June 2004)

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2002 AND 2003

(In thousands, except share data)

	2002	2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$394,071	582,680
Trade receivables and accrued income, net (Note 7)	217,471	255,017
Due from related parties (Notes 3 and 8)	78,857	70,625
Inventories (Note 3)	6,213	9,222
Prepaid expenses (Note 10)	14,570	23,739
Other current assets (Notes 3 and 9)	44,736	63,018
Deferred tax assets (Notes 3 and 20)	—	406,375

Total current assets	755,918	1,410,676
DUE FROM RELATED PARTIES (Notes 3 and 11)	9,585	56,611
PREPAID EXPENSES (Note 10)	1,747	4,637
INVESTMENTS (Notes 3 and 12)	106,479	149,798
INVESTMENT SECURITIES	—	1,993
FIXED ASSETS, net (Notes 3 and 13)	1,431,963	1,224,937
CONSTRUCTION IN PROGRESS (Note 14)	62,910	53,758
INTANGIBLES, net (Notes 3 and 15)	856,364	823,969
GOODWILL (Notes 3 and 15)	—	1,349
OTHER LONG TERM ASSETS (Note 3)	8,527	6,911
DEFERRED TAX ASSETS (Notes 3 and 20)	—	132,688

	$3,233,493	3,867,327

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short term borrowings (Note 16)	$373,828	95,031
Trade payables (Note 17)	25,737	47,519
Due to related parties (Notes 3 and 18)	2,548	4,585
Taxes payable (Note 20)	—	68,734
Other current liabilities and accrued expenses (Note 19)	563,311	1,566,652

Total current liabilities	965,424	1,782,521
LONG TERM BORROWINGS (Note 21)	905,875	512,500
LONG TERM LEASE OBLIGATIONS (Notes 3 and 22)	19,132	9,705
RETIREMENT PAY LIABILITY (Note 3)	6,657	10,834
MINORITY INTEREST (Note 3)	568	1,255
OTHER LONG TERM LIABILITIES	5,378	3,234
SHAREHOLDERS' EQUITY
Common stock
Par value one thousand TL; authorized, issued and outstanding 500,000,000,000 shares in 2002 and 2003 (Note 23)	636,116	636,116
Additional paid in capital	178	178
Advances for common stock	119	—
Legal reserves	5	5
Accumulated other comprehensive loss (Note 3)	(4,017)	(2,246)
Retained earnings	698,058	913,225

Total shareholders' equity	1,330,459	1,547,278

COMMITMENTS AND CONTINGENCIES (Note 28)
	$3,233,493	3,867,327

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(In thousands, except share data)

	2001	2002	2003
Revenues (Notes 3 and 24)	$1,702,215	1,973,850	2,219,237
Direct cost of revenues (Note 3)	(1,173,743)	(1,366,899)	(1,613,150)

Gross profit	528,472	606,951	606,087
General and administrative expenses (Note 25)	(130,681)	(104,523)	(137,222)
Selling and marketing expenses (Note 26)	(180,554)	(223,496)	(294,611)

Operating income	217,237	278,932	174,254
Income (expense) from related parties, net (Note 27)	2,508	(225)	3,738
Interest income	97,268	95,548	117,240
Interest expense (Note 3)	(305,069)	(302,335)	(483,622)
Other income (expense), net	(5,135)	13,560	6,190
Equity in net income (loss) of unconsolidated investees (Notes 3 and 12)	(51,316)	(20,392)	18,927
Minority interest (Note 3)	389	333	3,558
Translation loss (Note 3)	(151,454)	(18,045)	(102,403)

Income (loss) before taxes	(195,572)	47,376	(262,118)
Income tax benefit (Notes 3 and 20)	8,783	—	477,285

Net income (loss)	$(186,789)	47,376	215,167

Basic and diluted earnings (loss) per common share (Notes 3 and 23)	$(0.00040)	0.00009	0.00043

Weighted average number of common shares outstanding (Notes 3 and 23)	470,348,717,330	500,000,000,000	500,000,000,000

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(In thousands)

	2001	2002	2003
Operating Activities:
Net income (loss)	$(186,789)	47,376	215,167
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	393,795	411,634	421,474
Provision for retirement pay liability	1,192	1,920	4,177
Provision for inventories	2,376	(508)	(595)
Provision for doubtful receivables	(35,067)	15,675	9,243
Provision for income taxes	130	(130)	—
Accrued income	1,878	4,044	4,903
Accrued expense	29,708	256,597	865,177
Equity in net income (loss) of unconsolidated investees	51,316	20,392	(18,927)
Minority interest	884	(328)	687
Gain on sale of affiliates	—	47	—
Deferred taxes	(24,594)	—	(539,063)
Changes in assets and liabilities:
Trade receivables	102,682	18,953	(51,692)
Due from related parties	(60,673)	86,091	(38,794)
Inventories	1,872	6,449	(2,414)
Prepaid expenses	10,105	7,826	(12,059)
Other current assets	(13,067)	9,568	(37,178)
Advances to related parties	1,020	—	—
Taxes payabale	—	—	68,734
Other long term assets	27	(536)	(3,646)
Due to related parties	815	(1,078)	2,037
Trade payables	4,464	(276,302)	21,782
Other current liabilities	5,672	2,570	134,439
Other long term liabilities	958	(1,414)	(2,144)

Net cash provided by operating activities	288,704	608,846	1,041,308
Investing Activities:
Additions to fixed assets	(163,406)	(84,355)	(102,400)
Reductions in construction in progress	113,663	56,726	9,152
Additions to intangibles	(58,571)	(43,576)	(79,653)
Investments in securities	—	—	(1,993)
Investments in investees	(51,598)	(70,741)	(23,970)

Net cash used for investing activities	(159,912)	(141,946)	(198,864)
Financing Activities:
Proceeds from issuance of and advances for common stock	178,033	—	—
Proceeds from issuance of long and short term debt	58,991	—	4,929
Payment on long and short term debt	(495,678)	(322,367)	(677,101)
Net decrease in debt issuance expenses	18,932	13,669	24,158
Payment on lease obligations	(9,321)	(8,700)	(11,334)
Increase in lease obligation	—	1,455	5,513

Net cash used for financing activities	(249,043)	(315,943)	(653,835)

Net increase (decrease) in cash	(120,251)	150,957	188,609
Cash at the beginning of period	363,365	243,114	394,071

Cash at the end of period	$243,114	394,071	582,680

Supplemental cash flow information:
Interest paid	$209,446	151,968	132,691
Taxes paid	—	—	—
Non-cash investing activities—
Accrued capital expenditures	88,685	—	—

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(In thousands, except share data)

	Common stock							Accumulated other comprehensive loss
			Additional paid in capital	Advances for common stock	Legal reserves	Comprehensive income (loss)	Retained earnings		Total shareholders' equity
	Shares	Amount
Balances at January 1, 2001	240,000,000,000	$458,239		141	5		837,471	(1,049)	1,294,807
Issuance of free shares	23,766,255,000								—
Issuance of common stock	236,233,745,000	177,877							177,877
Additional paid in capital			178						178
Comprehensive loss:
Net loss						(186,789)	(186,789)		(186,789)
Other comprehensive loss:
Translation adjustment						(826)		(826)	(826)

Comprehensive loss						(187,615)

Other				(22)					(22)

Balances at December 31, 2001	500,000,000,000	$636,116	178	119	5		650,682	(1,875)	1,285,225
Comprehensive income:
Net income						47,376	47,376		47,376
Other comprehensive loss:
Translation adjustment						(2,142)		(2,142)	(2,142)

Comprehensive income						45,234

Balances at December 31, 2002	500,000,000,000	$636,116	178	119	5		698,058	(4,017)	1,330,459

Comprehensive income:
Net income						215,167	215,167		215,167
Other comprehensive income:
Translation adjustment						1,771		1,771	1,771

Comprehensive income:						216,938

Other				(119)					(119)

Balances at December 31, 2003	500,000,000,000	$636,116	178	—	5		913,225	(2,246)	1,547,278

The accompanying notes are an integral part of these consolidated financial statements.

Turkcell Iletisim Hizmetleri Anonim Sirketi
and Its Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2002 and 2003 and for the years ended

December 31, 2001, 2002 and 2003

(Amounts in thousands of US Dollar unless otherwise stated except per share amounts)

(1) Business:

        Turkcell Iletisim Hizmetleri Anonim Sirketi ("Turkcell") was incorporated on October 5, 1993 and commenced operations in 1994. It is engaged in establishing and operating a Global System for Mobile Communications (GSM) network in Turkey and neighboring states.

        From 1994 to 1998, Turkcell and Turk Telekomunikasyon AS ("Turk Telekom"), a state owned organization of Turkey, were parties to a revenue sharing agreement (the "Revenue Sharing Agreement"), in accordance with which, Turk Telekom contracted with subscribers, performed billing and collection and assumed collection risks and provided access to its telecommunications network, while Turkcell made related GSM network investments. Under the agreement, Turkcell was entitled to receive 100% of the fees received from subscriber identity module card or simcard sales, but required to pay Turk Telekom approximately 67% of the fees billed for connection, monthly fixed fees and ongoing calls, and 90% of the fees billed for incoming calls. As a result of the Revenue Sharing Agreement, Turkcell retained approximately 25% and 30% of the revenues generated by subscribers on its GSM network.

        In April 1998, Turkcell signed a license agreement (the "License Agreement" or "License") with the Ministry of Transportation and Communications of Turkey (the "Turkish Ministry"), under which it was granted a 25 year GSM license in exchange for a license fee of $500 million. The License permits Turkcell to operate as a stand-alone GSM operator and frees it from some of the operating constraints in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the "Turkish Treasury") an ongoing license fee equal to 15% of its gross revenue. Turkcell continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

        In July 1998, Cellco Finance N.V. ("Cellco"), a financing entity set up to issue debt instruments in order to refinance Turkcell's existing indebtedness, issued $300 million in 15% senior subordinated notes due in 2005, which were fully paid on November 10, 2003, and in December 1999, Cellco issued $400 million in 12.75% senior notes due in 2005. All amounts raised under Cellco's debt offerings were loaned to Turkcell. As of and for the year ended December 31, 2003, substantially all of the assets and liabilities of Cellco, which were previously recorded in the consolidated financial statements of Turkcell and its subsidiaries (the "Company"), are consolidated under the guidance of FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of ABR No. 51", as revised in December 2003 ("FIN 46 (R)"). The consolidation had no effect on the Company's consolidated financial position or results of operations.

        In July 2000, Turkcell completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depository Shares, or ADSs, on the New York Stock Exchange.

        Two significant founding shareholders, the Cukurova Group and TeliaSonera, currently own approximately 42.3% and 37.1%, respectively, of the Company's share capital, and are ultimate counterparties to a number of transactions that are discussed in the related party footnote.

        Turkcell owns a 41.45% interest in Fintur Holdings B.V. ("Fintur"), which holds the majority of the Company's international GSM investments, with majority ownership in GSM operations in Azerbaijan, Georgia, Kazakhstan and Moldova. Fintur is accounted for under the equity method. The Company also owns 100% of Kibris Mobile Telekomunikasyon Limited Sirketi ("Kibris Telekom"), a company that operates a network in Northern Cyprus.

        In addition, as of December 31, 2003, the Company was involved in various activities, including call centers and database management, directory assistance, advertising, on-line and telephone gaming, Wireless Application Protocol (WAP), Value Added GSM services (VAS) and internet services through the following consolidated subsidiaries: Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS ("Global"), Corbuss Kurumsal Telekom Servis Hizmetleri AS ("Corbuss"), Turktell Bilisim Servisleri AS ("Turktell"), Hayat Boyu Egitim AS ("Hayat"), Kibrisonline Limited Sirketi ("Kibrisonline"), Bilisim ve Egitim Teknolojileri AS ("Bilisim"), Interaktif Cocuk Programlari Yapimciligi ve Yayinciligi AS ("Digikids"), Mapco Internet ve Iletisim Hizmetleri Pazarlama AS ("Mapco"), Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret AS ("Inteltek"), Libero Interaktif Hizmetler AS ("Libero") and Hurrem Sultan Produksiyon Yapim, Turizm ve Ticaret AS ("Hurrem Sultan"). The subsidiaries are owned 99.89%, 99.25%, 100.00%, 75.00%, 60.00%, 100.00%, 60.00%, 100.00%, 55.00%, 55.00% and 51.00%, respectively, by Turkcell or its subsidiaries

        Kibris Telekom and the Ministry of Prosperity and Transportation of the Turkish Republic of Northern Cyprus are parties to a revenue sharing agreement, which covers a period of 10.5 years commencing in March 1999, under which revenues billed for subscription fees, monthly fixed fees, incoming and outgoing calls are shared at a ratio of 50% between the parties.

(2) Financial Position and Basis of Preparation of Financial Statements:

        The Company maintains its books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in their respective countries of residence. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States of America.

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

        With respect to prepaid revenues, Turkcell generally collects cash in advance by selling scratch cards to distributors. In such cases, Turkcell does not recognize revenue until the subscribers use the telecommunications services.

        Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

        Call center revenues are recognized at the time the services are rendered.

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

        The Company adopted EITF 01-09 on January 1, 2002. As a result of applying the provisions of EITF 01-09, the Company's revenues, gross profit, and selling and marketing expenses each were reduced by an equal amount of $84,695 for the year ended December 31, 2001. The adoption of EITF 01-09 had no impact on operating income, net income (loss) or earnings (loss) per share.

(b)
Principles of consolidation

        As of December 31, 2003, the consolidated financial statements include the accounts of Turkcell and twelve (2002: ten) majority owned subsidiaries and of Cellco, substantially all assets and liabilities of which were previously recorded in the Company's financial statements, which is consolidated for the first time under the guidance of FIN 46 (R). The Company's investment in Fintur is accounted for under the equity method of accounting (Note 12). All significant intercompany balances and transactions have been eliminated in consolidation. Minority interest in net assets and net income of the consolidated subsidiaries are separately classified in the consolidated balance sheets and consolidated statements of operations.

(c)
Principles of translation of the financial statements into US Dollar

        Turkcell and its subsidiaries record transactions in their local currencies, which represent their functional currency. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into Turkish Lira at the exchange rates ruling at balance sheet date, with the resulting exchange differences recognized in the determination of net income.

        Financial statements of Turkcell and its subsidiaries have been translated into the US Dollar, the reporting currency, in accordance with the relevant provisions of Statement of Financial Accounting Standard (SFAS) No. 52, "Foreign Currency Translation" as applied to entities in highly inflationary economies. Accordingly, revenues, costs, capital and nonmonetary assets and liabilities are translated at historical exchange rates while monetary assets and liabilities are translated at the exchange rates prevailing at balance sheet dates. All foreign exchange adjustments resulting from translation of the financial statements into US Dollar are included in the determination of net income, as "Translation loss".

        The financial statements of Fintur have been translated into US Dollars in accordance with the relevant provisions of SFAS No. 52. All foreign exchange adjustments resulting from the translation of the Fintur financial statements are included in a separate section of shareholders' equity titled "Accumulated other comprehensive loss".

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

Buildings	4.0%
Machinery and equipment	12.5%-25.0%
Furniture, fixture and equipment	20.0%-25.0%
Motor vehicles	20.0%-25.0%
Leasehold improvements	20.0%-36.0%
Intangibles	4.0%-12.5%

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

(e)
Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. At December 31, 2002 and 2003, inventories consisted of simcards and scratch cards (finished goods) amounting to $6,213 and $9,222, respectively.

(f)
Income taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's deferred tax assets and liabilities have been remeasured into US Dollar in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes" and the transaction gains and losses that result from such remeasurement have been included within the translation loss in the consolidated financial statements.

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

(j)
Earnings per share

        In accordance with SFAS No. 128, "Earnings Per Share", basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share do not differ from basic earnings per share for all periods presented, as the Company has no common stock equivalents.

(k)
Comprehensive income

        Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company's comprehensive income differs from net income applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders' equity for the period. Comprehensive (loss) income for the years ended December 31, 2001, 2002 and 2003 was $(187,615), $45,234 and $216,938, respectively.

(l)
Derivative instruments and hedging activities

        The Company requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. As of December 31, 2002 and 2003, the Company did not have any freestanding or embedded derivatives in material amounts.

(m)
Accounting for computer software

        The Company capitalizes only external costs incurred to obtain internal-use computer software from third parties, and external costs of specified upgrades and enhancements to internal-use computer software if it is probable that those expenditures will result in additional functionality.

(n)
Business combinations and goodwill and other intangible assets

        Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002. Pursuant to SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of this statement. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". (Note 15)

(o)
Retirement pay liability

        Under the terms of the existing labour law in Turkey, the Company is required to make lump-sum payments to employees who have completed one year of service and whose employments are terminated without due course, or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days' pay at the rate of pay applicable at the date of retirement or termination with a maximum payout of approximately one thousand US Dollar per year of employment. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate of 6%.

(p)
Deferred financing cost

        Certain financing costs associated with the borrowings of funds are deferred. Deferred financing costs are recorded in other current assets $2,565 and other long-term assets $1,665 in the accompanying consolidated balance sheet at December 31, 2003 (2002: $21,461 and $6,927). These assets are amortized over the terms of the related borrowings as an adjustment to interest expense in the accompanying consolidated statements of operations. (Note 9)

(q)
Consolidation of Variable Interest Entities

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 would be applied for the first interim or annual period beginning after June 15, 2003. In October 2003, the FASB proposed significant changes in how companies identify variable interest entities and determine which company should consolidate such entities under FIN 46, and postponed the applicability of FIN 46 for entities that existed prior to February 1, 2003, to the first interim and annual period ending after December 15, 2003. On December 24, 2003, the FASB issued FIN 46 (R). It addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, should consolidate the entity. It replaces FIN 46, which was issued on January 17, 2003. The adoption of FIN 46 (R) did not have a material effect on the Company's consolidated financial statements. (Note 30)

(4) New Accounting Standards Issued

        In March 2004, Emerging Issues Task Force (EITF) reached a consensus on EITF 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". EITF 03-01 provides guidance for assessing other-than-temporary impairment. That proposed guidance would apply to investments accounted for under the cost method or the equity method, investments classified as either available-for-sale or held-to-maturity under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (including individual securities and mutual funds), and investments accounted for under SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations". It would not apply to investments within the scope of EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets". The impairment accounting guidance is effective for reporting periods beginning after June 15, 2004 and the disclosure requirements for annual reporting periods ending after June 15, 2004. The adoption of EITF 03-01 is not expected to have a material effect on the Company's consolidated financial statements.

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

  (ii)
  Cellco 12.75% senior notes and Cellco 15% senior subordinated notes: The fair value is estimated based on the quoted market prices.

  (iii)
  Borrowings from Akbank and Garanti: The carrying amount approximates fair value because the interest rate varies based on the London interbank offer rates. As of December 31, 2002, it was not practicable to estimate fair value of borrowings from Garanti, because interest rate was fixed.

  (iv)
  Other long term borrowings: For other long term borrowings, a reasonable estimate of fair value could not be made because they are unique in nature and no information is readily available.

  (v)
  Other short term bank loans and overdrafts: The carrying amount approximates fair value because of the short maturity of those instruments.

        The estimated fair values of the Company's financial instruments at December 31, 2002 and 2003 are as follows:

	December 31, 2002		December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$394,071	394,071	582,680	582,680
Trade receivables and accrued income	217,471	217,471	255,017	255,017
Short term borrowings
—Current portion of long term borrowings
Practicable to estimate fair value	306,944	306,944	87,500	87,500
Not practicable	66,584	—	5,875	—
—Other short term bank loans and overdrafts
Practicable to estimate fair value	300	300	1,656	1,656
Trade payables	25,737	25,737	47,519	47,519
Long term borrowings
Practicable to estimate fair value	825,000	848,750	512,500	558,500
Not practicable	$80,875	—	—	—

(6) Cash and Cash Equivalents:

        Cash and cash equivalents of $394,071 and $582,680 at December 31, 2002 and 2003, respectively, consist of cash on hand, demand deposits at banks and time deposits at banks.

        At December 31, 2003, cash and cash equivalents amounting to $380,124 (2002: $140,351) were deposited in the banks, which are owned and/or controlled by Cukurova Group, a significant shareholder of the Company.

(7) Trade Receivables and Accrued Income, net:

        At December 31, 2002 and 2003, the breakdown of trade receivables and accrued income is as follows:

	December 31, 2002	December 31, 2003
Receivables from subscribers	$189,883	256,597
Receivable from Turk Telekom	56,949	17,662
Accounts and checks receivable	16,484	40,749

	263,316	315,008
Accrued service income	80,832	75,929
Allowance for doubtful receivables	(126,677)	(135,920)

	$217,471	255,017

        The Company has a receivable from Turk Telekom at December 31, 2002 and 2003, which represents amounts that are due from Turk Telekom under the Interconnection Agreement (Note 28). The Interconnection Agreement provides that Turk Telekom will pay Turkcell for Turk Telekom's fixed-line subscribers' calls to Turkcell's GSM subscribers.

        The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

        Additionally, based on the decision of the Court of Appeal related to the Turk Telekom Interconnection Dispute, for the amounts paid through 2000, the Company recorded accrued income amounting to $26,839 as of December 31, 2003 (2002: $18,801). (Note 28)

        Movements in the allowance for doubtful receivables were as follows:

	December 31, 2002	December 31, 2003
Beginning balance	$111,002	126,677
Provision for doubtful receivables	37,645	13,415
Write offs	(5,599)	(27,715)
Effect of change in exchange rate	(16,371)	23,543

Ending balance	$126,677	135,920

(8) Due from Related Parties:

        As of December 31, 2002 and 2003, the balance comprised:

	December 31, 2002	December 31, 2003
KVK Teknoloji Urunleri AS (KVK Teknoloji)	$6,489	31,287
A-Tel Pazarlama ve Servis Hizmetleri AS (A-Tel)	20,846	21,019
Digital Platform Iletisim Hizmetleri AS (Digital Platform)	10,824	8,000
Milleni.com GmbH (Milleni.com)	3,695	3,886
Geocell Ltd. (Geocell)	—	2,345
ADD Production Medya AS (ADD)	16,656	—
Asli Gazetecilik ve Matbaacilik AS (Asli Gazetecilik)	5,667	—
KVK Mobil Telefon Sistemleri Ticaret AS (KVK)	3,816	—
Azertel Telekomunikasyon Yatirim Dis Ticaret AS (Azertel)	2,940	—
Cukurova Investments N.V. (Cukurova Investments)	1,735	—
Azercell Telekom B.M. (Azercell)	1,375	—
Other	4,814	4,088

	$78,857	70,625

        Due from KVK Teknoloji, a company whose majority shares are owned by some of the shareholders of the Company, mainly resulted from simcard and prepaid card sales to this company. The Company began selling to KVK Teknoloji in the fourth quarter of 2002. (Note 27)

        As of December 31, 2003, due from A-Tel, a 50-50 joint venture of Yapi Kredi Bankasi AS (a shareholder of the Company) and Sabah media group, mainly resulted from simcard and prepaid card sales to this company. As of December 31, 2002, the balance also included advances given for hand-set subsidies provided by A-Tel in certain campaigns started by this company. (Note 27)

        Due from Digital Platform, a company whose majority shares are owned by some of the shareholders of the Company, mainly resulted from receivables from call center revenues and advances given for current and planned sponsorships. (Note 27)

        Due from Milleni.com, a company whose majority shares are owned by some of the shareholders of the Company, mainly resulted from interconnection receivables. (Note 27)

        Due from Geocell, a company whose majority shares are owned by Fintur, mainly resulted from roaming receivables and sales of GSM equipment. (Note 27)

(9) Other Current Assets:

        At December 31, 2002 and 2003, the balance comprised:

	December 31, 2002	December 31, 2003
Prepaid taxes	$968	37,755
Advances to suppliers	8,180	7,013
Promotional material	—	3,600
Deferred financing costs (Note 3)	21,461	2,565
Blocked deposits	11,334	—
Other	2,793	12,085

	$44,736	63,018

(10) Prepaid Expenses:

        At December 31, 2002 and 2003, balances mainly comprised prepaid rent, insurance and maintenance expenses.

(11) Due From Related Parties—Long Term

	December 31, 2002	December 31, 2003
Digital Platform	$—	56,112
Azertel	9,585	—
Other	—	499

	$9,585	56,611

        Due from Digital Platform mainly resulted from call center revenues, financial support for operations, and advances given for current and planned sponsorships.

        Due from Azertel resulted from payment made to Azerbaijan Ministry of Communication on behalf of Azercell in accordance with the respective GSM contract. As of December 31, 2003, the balance has been fully collected from Azertel.

(12) Investments:

        At December 31, 2002 and 2003, investments in associated companies were as follows:

	December 31, 2002	December 31, 2003
Fintur	$106,479	127,179
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (Aks TV)	—	15,750
Basin Yatirim Sanayi ve Ticaret AS (Basin Yatirim)	—	6,869

	$106,479	149,798

        At December 31, 2002 and 2003, the Company's ownership interest in Fintur was 41.45%.

        In 2003, Bilisim acquired a 6.24% interest in Aks TV and an 8.23% interest in Basin Yatirim, media companies owned by the Cukurova Group. Investments in these companies are accounted for under cost method.

        On August 21, 2002, Turkcell acquired an additional 16.45% of Fintur from the Cukurova Group increasing its stake in the business to 41.45%, and simultaneously Fintur sold its entire interests in its technology businesses to the Cukurova Group. Management believes that this transaction will enable Turkcell to focus on its core mobile business and provide opportunities for growth since these GSM operations are located in countries with low mobile penetration rates.

        Aggregate summarized financial information of Fintur as of December 31, 2002 and 2003 and of Fintur and Siber Egitim ve Iletisim Teknolojileri AS (Siber Egitim) for the year ended December 31, 2001 and 2002 and of Fintur for the year ended December 31, 2003 are as follows:

	December 31, 2002	December 31, 2003
Current assets	$103,679	120,372
Noncurrent assets	363,008	440,926

	466,687	561,298

Current liabilities	226,021	211,885
Noncurrent liabilities	100,704	159,517
Shareholders' equity	139,962	189,896

	$466,687	561,298

	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003
Revenue	$327,077	239,653	339,150
Direct cost of revenues	(375,427)	(120,750)	(163,834)
(Loss) income before taxes	(203,590)	(49,527)	58,738
Net (Loss) income	(204,969)	(62,718)	45,662

        Aggregate summarized information of Fintur and Siber Egitim for the year ended December 31, 2002 includes the activities of Siber Egitim for the three month period ended March 31, 2002. Turkcell transferred its shares in Siber Egitim to other shareholders of Siber Egitim on April 25, 2002. For the three month period ended March 31, 2002, Siber Egitim's revenues, direct cost of revenues, loss before taxes and net loss were $16, $28, $73 and $73, respectively.

(13) Fixed Assets, net:

        As of December 31, 2002 and 2003, the analysis of fixed assets is as follows:

	Useful Lives	December 31, 2002	December 31, 2003
Operational fixed assets:
Base terminal stations	8 years	$934,317	971,805
Mobile switching center/Base station controller	8 years	824,611	828,969
Mini links	8 years	193,106	205,327
Supplementary system	8 years	33,498	36,333
Call center equipment	5 years	7,777	9,127
GSM services equipment	8 years	82,120	87,853

		2,075,429	2,139,414
Accumulated depreciation		(852,975)	(1,101,567)

Operational fixed assets, net		1,222,454	1,037,847
Non-operational fixed assets:
Land		773	773
Buildings	25 years	172,442	174,038
Furniture, fixture and equipment	4-5 years	143,716	160,521
Motor vehicles	4-5 years	7,837	8,072
Leasehold improvements	3-5 years	52,113	54,032

		376,881	397,436
Accumulated depreciation		(167,372)	(210,346)

Non-operational fixed assets, net		209,509	187,090

		$1,431,963	1,224,937

        Total interest capitalized on fixed assets during the years ended December 31, 2001, 2002 and 2003 amounted to $2,486, $8 and $7, respectively. Such capitalized interest is depreciated over the remaining useful lives of the related fixed assets.

        At December 31, 2002 and 2003, total fixed assets acquired under finance leases amounted to $66,930 and $72,351, respectively. Depreciation of these assets amounted to $3,370, $3,389 and $3,678 for the years ended December 31, 2001, 2002 and 2003, respectively, and is included with depreciation expense.

(14) Construction in Progress:

        At December 31, 2002 and 2003, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

	December 31, 2002	December 31, 2003
Turkcell-GSM network	$60,020	51,203
Non-operational items	1,476	1,525
Other projects	876	400
Kibris Telekom-GSM network	538	630

	$62,910	53,758

(15) Intangibles, net:

        As of December 31, 2002 and 2003, intangibles consisted of the following:

	Useful lives	December 31, 2002	December 31, 2003
GSM License (Note 1)	25 years	$500,000	500,000
Computer software	8 years	683,822	762,753
Transmission lines	10 years	14,985	15,708

		1,198,807	1,278,461
Accumulated amortization		(342,443)	(454,492)

		$856,364	823,969

        As of December 31, 2003, amortized intangible assets are as follows:

	Gross carrying amount	Accumulated amortization
GSM License	$500,000	113,333
Computer software	762,753	335,012
Transmission lines	15,708	6,147

	$1,278,461	454,492

  Aggregate amortization expense

        Aggregate amortization expense for the years ended December 31, 2001, 2002 and 2003 are $93,320, $104,132 and $112,049, respectively.

  Estimated amortization expense

For the year ended December 31, 2004	$114,457
For the year ended December 31, 2005	112,254
For the year ended December 31, 2006	108,163
For the year ended December 31, 2007	98,038
For the year ended December 31, 2008	72,238

        The Company adopted SFAS No. 142 on January 1, 2002. The adoption of SFAS No. 142 did not have a material impact on the Company's consolidated financial position or results of operations. As of December 31, 2003, the Company does not have any indefinite live intangible assets. Goodwill amounting to $1,349 as of December 31, 2003 was recorded on the acquisition of the remaining 30% shares of Mapco. (Note 3)

(16) Short Term Borrowings:

        At December 31, 2002 and 2003, short-term borrowings comprised the following:

	December 31, 2002	December 31, 2003
Current portion of long term borrowings (Note 21)	$373,528	93,375
Other short term bank loans and overdrafts	300	1,656

	$373,828	95,031

(17) Trade Payables:

        At December 31, 2003, the balance includes amounts due to Ericsson Telekomunikasyon AS (Ericsson Turkey) and Ericsson Radio Systems AB (Ericsson Sweden) totaling $11,631 (2002: $4,079) resulting from fixed asset purchases, site preparation and other services, and amounts due to other suppliers totaling $35,888 (2002: $21,658) arising in the ordinary course of business.

        Turkcell is party to a series of supply agreements with Ericsson Turkey (collectively, the Supply Agreements) under which Ericsson Turkey supplies Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also give Turkcell a non-exclusive restricted software license for GSM software. Ericsson Sweden guarantees all of Ericsson Turkey's obligations to Turkcell.

        Turkcell also entered into a GSM service agreement with Ericsson Sweden under which Ericsson Sweden supplies Turkcell with the following system services: trouble report handling service, hardware service, consultation service and emergency service. This agreement expired on December 31, 1998 but contains successive one-year automatic renewals up until December 31, 2005 unless terminated by either party in writing no later than six months prior to the expiration of the then current term. As of December 31, 2003, the agreement was extended through December 31, 2004.

(18) Due to Related Parties:

        As of December 31, 2002 and 2003, due to related parties comprised:

	December 31, 2002	December 31, 2003
Hobim Bilgi Islem Hizmetleri AS (Hobim)	$636	1,694
Turkiye Genel Sigorta AS (Genel Sigorta)	925	976
Yapi Kredi Sigorta AS (Yapi Kredi Sigorta)	789	792
Other	198	1,123

	$2,548	4,585

        Due to Hobim resulted from the invoice printing services rendered by this company. (Note 27)

        Due to Genel Sigorta and Yapi Kredi Sigorta resulted from fixed asset insurance premiums and health insurance premiums of the Company's personnel.

(19) Other Current Liabilities and Accrued Expenses:

        At December 31, 2002 and 2003, the balance comprised:

	December 31, 2002	December 31, 2003
License fee accrual—The Turkish Treasury (Note 28)	$256,126	538,930
Interconnection dispute accrual (Note 28)	—	461,803
Taxes and withholdings	66,852	137,446
Telecommunications Authority penalty accrual (Note 28)	—	104,476
Annual frequency usage fee (Note 28)	54,434	94,111
Deferred income	40,887	85,223
Selling and marketing expense accruals	19,547	27,317
Accrued interest on borrowings	42,488	22,399
Class action accrual (Note 28)	—	19,200
Transmission fee accrual	51,559	16,671
Lease obligations—short term portion (Note 22)	9,387	12,993
Telecommunications Authority share accrual	4,652	12,005
Other	17,379	34,080

	$563,311	1,566,654

(20) Taxes on Income:

        The income tax benefit is attributable to income/loss from continuing operations and consists of:

	Year Ended December 31,
	2001	2002	2003
Current tax charge	$—	—	(61,045)
Deferred tax benefit	8,783	—	538,330

Income tax benefit	$8,783	—	477,285

        Income tax benefit attributable to income from continuing operations was $8,783, nil and $477,285 for the years ended December 31, 2001, 2002 and 2003, respectively. These amounts are different from the amount computed by applying the Turkish income tax rate of 30% (2001 and 2002: 33%) to pretax income from continuing operations as a result of the following:

	Year Ended December 31,
	2001	2002	2003
Computed "expected" tax benefit (expense)	$64,539	(15,634)	77,387
Non taxable translation gain (loss)	287,102	(45,052)	(147,542)
Investment tax credit	108,152	122,150	62,949
Change in valuation allowance	(419,110)	7,874	441,159
Effect of change in tax laws	—	—	22,782
Disallowed financial expenses	—	(28,811)	(8,577)
Nondeductible items	(13,476)	(40,812)	(18,693)
Nontaxable items	—	—	38,477
Other	(18,424)	285	9,343

Income tax benefit	$8,783	—	477,285

        For the years ended December 31, 2001, 2002 and 2003, substantially all income from continuing operations and related tax benefit were domestic.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2002 and 2003 are presented below:

	December 31, 2002	December 31, 2003
Deferred tax assets:
Accrued expenses	$103,925	345,363
Accounts and other receivables (principally due to allowance for doubtful accounts) and other	22,688	71,867
Net operating loss carryforwards	91,857	12,690
Tax credit carryforwards (Investment tax credit)	361,584	342,964

Gross deferred tax assets	580,054	772,884
Less: Valuation allowances	(477,712)	(11,038)

Net deferred tax assets	102,342	761,846
Deferred tax liabilities:
Fixed assets and intangibles, principally due to financial leases, differences in depreciation and amortization, and capitalization of interest and foreign exchange loss for tax purposes	(102,342)	(222,783)

Total deferred tax liabilities	(102,342)	(222,783)

Net deferred tax assets	$—	539,063

        At December 31, 2003, net operating loss carryforwards are as follows:

Year	Amount	Expiration Date
1999	$79	2004
2000	7,257	2005
2001	10,228	2006
2002	3,094	2007
2003	19,773	2008

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

        The Turkish Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM and call center operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax). As of December 31, 2003, investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4,389,386 (2002: $3,567,859) in qualifying expenditures, as defined in the certificates. As of December 31, 2003, the Company had incurred cumulative qualifying expenditures of approximately $3,362,333 (2002: $2,752,966), resulting in tax credit carryforwards under the certificates of approximately $342,964 (2002: $361,584), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. The certificates are denominated in Turkish Lira. However, approximately $2,087,834 of qualifying expenditures through December 31, 2003 (2002: $2,440,134) under such certificates is indexed against future inflation.

        The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. The Company forecasts taxable income in 2004 and onwards and has generated taxable income for six consecutive quarters. Management believes that subsequent to the conclusion of the war in Iraq during the Company's second quarter of 2003 and the limited impact it has had on the economic situation in Turkey, the economic and political uncertainties surrounding the Company have become less uncertain and provided management better visibility about the near term future. Further, from the third quarter of 2003 to date, economic and political situation in Turkey became more stable and there are positive expectations about the near term future. In addition, the interconnection agreement with Turk Telekom has been revised in late 2003. Management believes that these matters also provide management better visibility about the near term future. As a result of these developments in 2003, management changed their judgment regarding the realizability of the deferred tax assets, and the related valuation allowance requirements, and concluded that it was more likely than not that the deferred tax assets of $539,063 were realizable. Therefore, the Company reported the impact of this change in judgment in the fourth quarter of 2003, releasing approximately $539,063 of valuation allowance and reporting a comparable amount of deferred tax benefit. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Accordingly, management believes a valuation allowance should continue to be provided on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries, as they are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $11,038 is recorded as of December 31, 2003 (December 31, 2002: $477,712) for such amounts. The valuation allowance at December 31, 2002 and December 31, 2003 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not the net deferred tax asset of approximately $539,063 as of December 31, 2003 will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. The Company will continue to evaluate the realizability of its deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

        In accordance with the Law No. 4842, which made changes in certain laws announced on April 24, 2003, the surcharge of 10% applied on the corporation tax is abolished effective for all tax returns filed on or after January 1, 2004. Accordingly, substantially all taxable income earned from January 1, 2003 is taxed at a rate of 30%.

        Further, the Law No. 4842 made certain changes in respect to investment tax benefits effective from April 24, 2003. The major changes are as follows:

  •
  It is no longer necessary to have an investment incentive certificate to receive an investment tax benefit. If capital expenditures qualify as eligible expenditures, investment tax benefits become available automatically. In general, capital expenditures eligible for depreciation for tax purposes are considered also eligible for investment tax benefit.

  •
  Investment tax benefit will be calculated on 40% of qualifying capital expenditures but no withholding tax will be applied.

  •
  Upon Turkcell's election previous provisions may still apply to investment tax benefits that are already earned but unused and capital expenditures made as of April 24, 2003, and certain other capital expenditures made under investment incentive certificates obtained or applied for before that date.

        Furthermore, in accordance with the Law No. 5024, which was announced on December 30, 2003, effective from January 1, 2004, taxable income will be determined based on the financial statements restated for the effects of inflation. Accordingly, taxable income earned from January 1, 2004 will be taxed based on restated financial statements if the conditions in the law are met. Based on the Company's financial position, restated for the effects of inflation at December 31, 2003 in accordance with the Law No. 5024, the change in tax law is not expected to have a material impact on future taxable income.

        In addition, in accordance with the Law No. 5035, which was enacted during December 2003 and announced on January 2, 2004, the corporation tax rate will be applied as 33% for taxable income earned in 2004 only.

(21) Long Term Borrowings:

        At December 31, 2002 and 2003, long-term borrowings comprised:

	Interest Rate (%)	December 31, 2002	December 31, 2003
Cellco 12.75% senior notes, due 2005	12.75%	$400,000	400,000
Cellco 15% senior subordinated notes, due 2005	15.00%	300,000	—
1999 syndicated senior term bank facility, at Libor plus 1% to 3.5%	Libor + 2.25%	244,444	—
Akbank T.AS (Akbank)	Libor + 5.25%	187,500	125,000
Turkiye Garanti Bankasi AS (Garanti)	Libor + 5.62%	75,000	75,000
Vakifbank	7.0%	57,143	—
Nordbanken—Stockholm (Nordbanken)	Libor + 0.6%	15,316	5,875

		1,279,403	605,875
Less: Current portion of long term borrowings (Note 16)		(373,528)	(93,375)

		$905,875	512,500

        In the years ended December 31, 2002 and 2003, the average amounts outstanding were $1,489,508 and $1,017,424, respectively. The Company has short and long term credit lines with local and foreign banks.

        On October 30, 2003, Yapi Kredi has committed to provide a loan facility, at market rates, of up to $150,000 to the Company over the next twelve months. This credit line has not been used as of December 31, 2003.

        Cellco 15% senior subordinated notes, due 2005

        Turkcell entered into a loan agreement in 1998 (the "1998 Issuer Credit Agreement") with Cellco, a limited liability company incorporated on January 27, 1998 under the laws of the Netherlands Antilles, in connection with the issuance by Cellco of $300,000 15% Senior Subordinated Notes due 2005 (the "Notes").

        Under the 1998 Issuer Credit Agreement, Cellco has loaned to Turkcell $300,000 net of financing fees.

        Turkcell and Cellco have agreed, for the benefit of all holders of the Notes, that they would file a registration statement to register the exchange offer under the Securities Act of 1933 for the Notes. A registration statement for the exchange offer was declared effective on October 14, 1999.

        The Notes were limited in aggregate amount to $400,000, $300,000 of which was issued in the offering.

        The Company redeemed the 1998 Issuer Credit Agreement. Accordingly, Cellco redeemed these notes in full at the redemption price of 103.75% of face value on November 10, 2003, together with the accrued interest.

        Cellco 12.75% senior notes, due 2005

        On December 22, 1999, the Company entered into an Issuer Credit Agreement (the "1999 Issuer Credit Agreement") with Cellco in connection with the issuance by Cellco of $400,000 12 3/4% Senior Notes due 2005 (the "Senior Notes").

        Under the 1999 Issuer Credit Agreement, Cellco loaned to Turkcell $400,000 net of financing fees.

        Turkcell and Cellco had agreed, for the benefit of all holders of the Senior Notes, that, after the issuance of the Senior Notes, they would file a registration statement to register an exchange offer under the Securities Act of 1933 for the Senior Notes. A registration statement for the exchange offer was declared effective on July 11, 2000 and completed on August 14, 2000.

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

        1999 syndicated senior term bank facility

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

        On March 13, 2003, Turkcell notified the agent for the 1999 bank facility that it would early extinguish the outstanding balance of $244,444 in March 2003. Accordingly, $244,444 has been included in current portion of long term borrowings in the consolidated balance sheet as of December 31, 2002.

Turkcell made the respective payment on March 31, 2003. At December 31, 2003, the outstanding balance of the facility was nil.

        Following the early extinguishment of the outstanding balance of the 1999 bank facility on March 31, 2003, all negative and affirmative covenants became null and void according to the loan agreement.

        At December 31, 2003, the outstanding balances of Nordbanken, Akbank and Garanti were $5,875, $125,000 and $75,000, respectively. Borrowings from Nordbanken mature in September 2004, Akbank mature in June 2005 and Garanti mature in April 2006. Interest rates on the borrowings of Nordbanken, Akbank and Garanti at December 31, 2003 were Libor plus 0.6% per annum, Libor plus 5.25% per annum and Libor plus 5.62% per annum, respectively. There are no unused commitment under these facilities.

        As of December 31, 2003, the Company is not subject any financial covenants or ratios with respect to its borrowings.

        As of December 31, 2003, the borrowing from Nordbanken was collaterized by letter of guarantee obtained from Yapi Kredi. No other facilities are collateralized by letters of guarantee or sureties of the Company's shareholders.

        The future maturities of long-term borrowings as of December 31, 2003 are as follows:

Years
2004	$93,375
2005	462,500
2006	50,000

$605,875

(22) Long Term Lease Obligations:

        Future minimum finance lease payments as of December 31, 2003 are:

Years
2004	$15,644
2005	9,117
2006 and thereafter	2,031

Total minimum lease payments	26,792
Less: Amount representing interest	(4,094)
Less: Current instalments of obligations under finance leases (Note 19)	(12,993)

$9,705

(23) Common Stock:

        At December 31, 2002 and 2003, common stock represented 500,000,000,000 authorized, issued and fully paid shares with a par value of one thousand Turkish Lira each. Following a stock split in 2000, the number of shares has been restated retroactively.

        The weighted number of average shares have been adjusted to retroactively reflect the bonus share element of the rights issue in 2001 based upon the fair value of the shares immediately prior to the exercise of the rights.

        The following table sets forth the computation of basic and diluted earnings per share:

	December 31,
	2001	2002	2003
Numerator:
Net income/loss	$(186,789)	47,376	215,167
Denominator:
Basic and diluted weighted average shares	470,348,717,330	500,000,000,000	500,000,000,000
Basic and diluted net income per share	$(0.00040)	0.00009	0.00043

        On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (the "BRSA") transferred the management and supervision of Pamukbank TAS ("Pamukbank"), one of the Company's shareholders whose majority shares owned by the Cukurova Group, to the Savings Deposit Insurance Fund of Turkey (the "SDIF"), which took over all shareholding rights of all Pamukbank shareholders, excluding their dividend entitlements. In February 2003, the SDIF decided to transfer the shares of Turkcell held directly by Pamukbank and Pamukbank Factoring AS, approximately 0.51% and 0.06% of Turkcell's outstanding share capital, to the SDIF and asked the Company to complete the transfer transactions.

        In January 2003, the BRSA announced that it reached an agreement with the Cukurova Group, under which the Cukurova Group agreed to purchase the Turkcell shares owned by Pamukbank and Pamuk Factoring for a total of $264.3 million and the transaction was consummated in August 2003. Cukurova also has the option to buy Turkcell shares owned by Yapi Kredi, before selling its shares in Yapi Kredi within two years.

        On February 26, 2004, Cukurova Holding AS informed Turkcell that it sold 8,998,845,000 Turkcell shares (nominal value at TL 8,998,845,000,000) to Yapi Kredi. Following this transaction, the direct ownership of Cukurova Holding AS and Yapi Kredi Bankasi AS in Turkcell is 7.47% and 2.89%, respectively. (Note 31)

(24) Revenues:

        For the years ended December 31, 2001, 2002 and 2003, revenues consisted of the following:

	2001	2002	2003
Communication fees	$1,598,149	1,911,024	2,143,640
Monthly fixed fees	83,848	40,904	41,062
Simcard sales	11,984	13,272	24,402
Call center revenues (Note 27)	7,737	7,911	7,447
Other	497	739	2,686

	$1,702,215	1,973,850	2,219,237

(25) General and Administrative Expenses:

        General and administrative expenses consisted of repair and maintenance, insurance, consulting, payroll, travel, project, rent, training and bad debt provision expenses.

(26) Selling and Marketing Expenses:

        Selling and marketing expenses mainly consisted of advertising and promotional expenses.

(27) Related Party Transactions:

        For the years ended December 31, 2001, 2002 and 2003, significant transactions with the related parties were as follows:

	2001	2002	2003
Sales to KVK Teknoloji
Simcard and prepaid cards	—	15,847	173,519
Sales to A-Tel
Simcard and prepaid card sales	111,138	123,047	160,907
Income from Yapi Kredi
Interest	25,895	27,695	32,032
Sales to Milleni.com
Telecommunications services	2,080	7,733	10,070
Sales to Digital Platform
Call center revenues	5,256	5,612	5,300
Sales to Geocell
GSM equipment	1,412	1,819	2,361
Sales to Superonline
Call center revenues	1,620	1,345	1,216
Sales to KVK
Simcard Sales	32,777	75,922	—
Charges to Digital Platform
Telecommunication services and rent charges	3,159	920	680
Charges from ADD
Advertisement services	—	53,982	83,419
Charges from Millenicom
Telecommunications services	1,301	6,979	9,646
Charges from KVK Teknoloji
Dealer activation fees and others	—	—	7,567
Charges from Hobim
Invoicing services	3,600	5,838	7,436
Charges from Asli Gazetecilik
Advertisement services	11,068	16,863	6,191
Charges from Digital Platform
Reinbursement of the costs of its free subscriptions to Turkcell subscribers and advertisement services	4,836	8,150	788
Charges from A-Tel
Dealer activation fees and others	3,988	954	682

        Turkcell has agreements or protocols with several of its shareholders, unconsolidated subsidiaries and affiliates of the shareholders. The Company's management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties and the transactions are consummated at their fair values.

        The significant agreements are as follows:

        Agreements with KVK Teknoloji:

        KVK Teknoloji incorporated in October 23, 2002, one of Turkcell's principal SIM card distributors, is a Turkish company, which is affiliated with some of the Turkcell's shareholders. Turkcell started to work with KVK Teknoloji instead of KVK in the fourth quarter of 2002. Since all rights and obligations of KVK were transferred to KVK Teknoloji, Turkcell transferred all receivable and payables of KVK to KVK Teknoloji in January 2003. In addition to sales of SIM cards and scratch cards, Turkcell has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for Turkcell's services in newspapers. The objective of these agreements is to promote and increase handset sales with Turkcell's prepaid and postpaid brand SIM cards, thereby supporting the protection of Turkcell's market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total amount of advertisement benefit received, reflected in our market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation.

        Agreements with A-Tel:

        A-Tel is involved in marketing, selling and distributing Turkcell's prepaid systems. A-Tel is a 50-50 joint venture of Yapi Kredi and Sabah media group. A-Tel acts as the only dealer of Turkcell for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to sales of simcards and scratch cards Turkcell has entered into several agreements with A-Tel for sales campaigns and for subscriber activations. Sales campaigns are also incorporated with Sabah, the media company.

        Agreements with Yapi Kredi:

        Yapi Kredi, one of the largest commercial banks in Turkey, is one of Turkcell's shareholders. Turkcell entered into an agreement with Yapi Kredi providing for Yapi Kredi to issue a co-brand Turkcell credit card, which expired in 2003. Turkcell also use Yapi Kredi as one of its major collection channels for its postpaid subscribers. Apart from the collection accounts, Turkcell also invest cash into time deposits and repo transactions, at Yapi Kredi, from which it acquires interest income.

        Agreements with Milleni.com:

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

        Agreements with Digital Platform:

        Digital Platform, a direct-to-home digital broadcasting company under the Digiturk brand name, is a subsidiary of one of Turkcell's principle shareholders, Cukurova Group. Digital Platform held the broadcasting rights for Turkish Super Football League until May 2004. Following termination of the broadcasting rights in May 2004, the new tender for such rights is expected to be setup in July 2004 by Turkish Football Federation. Turkcell has entered into several agreements with Digital Platform and ADD in order to exploit the unique position of Digital Platform in Turkey, including a slow motion advertising agreement, relating to Turkcell ads shown on digital television screens during football games and related events, amounting to $5,000 for a period of one year and extendable if any of the parties do not oppose it. These agreements were made via ADD. The contract prices were determined by the related media channels. Also, Turkcell has given advances and financial support to Digital Platform as of December 31, 2003. Additionally, as of December 31, 2003, Turkcell has an outstanding exposure of $46,965 related with the corporate guarantees given to various tenders of Digital Platform. Turkcell has also agreed with Digital Platform to sponsor some of the films broadcast on its pay-per-view channels. Turkcell makes advance payments. Turkcell also has a rent agreement for the space occupied by Digital Platform in one of Turkcell's leased buildings, an agreement related to the provision of Group SMS services that Turkcell offers to Digital Platform, and an agreement for call center services provided by Turkcell's subsidiary Global. Prices for these contracts were determined based on prevailing market prices for these services.

        Agreements with Geocell:

        Geocell, one of the cellular phone operators in Georgia, is a subsidiary of Fintur. Turkcell signed an agreement for the export of a set of renovated but usable GSM equipments to Geocell. The objective of the agreement is to make use of the fixed assets that are no longer used in our network. The prices were determined following the examination of fair values of the equipment in consideration. The contract amount is $5.7 million, which will be received within one year after the delivery date of the goods.

        Agreements with Superonline:

        Turkcell and Superonline, which is a subsidiary of one of Turkcell's principle shareholders, Cukurova Group, have entered into an agreement to provide mutual services to each other. According to the agreement, Superonline provides dealer automation services, web hosting services, internet access services, high speed circuit switched data services, wireless application protocol services and unified messaging services. Against the services provided by Superonline, Turkcell provides space to Superonline on base station sites to install servers and equipments to increase the performance of the system infrastructure of Superonline.

        Global has also agreed to provide call center services to Superonline to provide technical assistance to existing Superonline subscribers and to facilitate the subscription of new users. The price charged for this service was fixed at TL 0.2 trillion ($117 as of December 31, 2003) per month, regardless of usage, until the end of June 2002. Starting from July 2002, the price has been determined by service level, and computed by commission rates within one percent to eight percent.

        Agreements with KVK:

        KVK, one of Turkcell's principal SIM card distributors, is a Turkish company that is affiliated with some of the Turkcell's shareholders. In addition to sales of simcards and scratch cards, Turkcell has entered into several agreements with KVK, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK must place advertisements for Turkcell's services in newspapers. The objective of these agreements was to promote and increase handset sales with Turkcell's prepaid and postpaid brand SIM cards, thereby supporting the protection of Turkcell's market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK and the total amount of advertisement benefit received, reflected in Turkcell's market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation. In the fourth quarter of 2002, Turkcell ceased working with KVK and started working with KVK Teknoloji.

        Agreements with ADD:

        ADD, a media planning and marketing company, is a Turkish company owned by one of the Company's principal shareholders, Cukurova Group. The Company entered into a media purchasing agreement with ADD on January 23, 2002, which expired on December 31, 2002 and further extended to December 31, 2003. Subsequently in 2004, the agreement is revised again with similar terms. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. The contract prices were determined according to prevailing market prices for media purchasing.

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

        Agreements with Asli Gazetecilik:

        Asli Gazetecilik, a media planning and marketing company, is a Turkish company owned by one of Turkcell's principal shareholders, Cukurova Group. Turkcell receives services related to making space and airtime reservations for advertisements on television stations.

        Financial lease agreements with Yapi Kredi Leasing:

        Turkcell has entered into a finance lease agreement with Yapi Kredi Finansal Kiralama AS (Yapi Kredi Leasing), an affiliate of Yapi Kredi, a shareholder of the Company, for the headquarters building it has occupied since early 1998. The purchase price of the building was $14,162. Turkcell has purchased the building on May 17, 2002 for its nominal purchase price.

        In addition, Turkcell has entered into a finance lease agreement with Yapi Kredi Leasing for a building in Ankara for regional offices. The purchase price of the building was $16,400 and Turkcell's outstanding lease obligation at December 31, 2003 was $7,237 (2002: $9,779). Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

        Financial lease agreements with Pamuklease Pamuk Finansal Kiralama AS:

        Turkcell has entered into five finance lease agreements with Pamuklease Pamuk Finansal Kiralama AS (Pamuklease, formerly Interlease Inter Finansal Kiralama AS), a Cukurova Group Company, for Turkcell's departments and regional offices in Istanbul, Ankara and Izmir. The purchase price of the buildings and Turkcell's outstanding lease obligation at December 31, 2003 were $32,672 and $11,035 (2002: $32,672 and $17,324), respectively. Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

        Personal loans to directors and executive officers

        As of December 31, 2003, none of the Turkcell's directors and executive officers have outstanding personal loans. As of December 31, 2002, such personal loans amounted to $9, which is fully repaid in 2003.

(28) Commitments and Contingencies:

	December 31, 2002	December 31, 2003
Bank Letters of Guarantee	$43,821	44,952
Guarantees
Digital Platform	59,527	46,965
BNP—Brussels (Buyer Credit)	34,999	31,825
BNP—Brussels (Financial Loan)	4,846	2,658
BNP—Hungary (Buyer Credit)	8,656	7,417
BNP—Hungary (Financial Loan)	1,441	864
Websterbank—USA	585	351
HSBC—Istanbul Main Branch	9,000	3,850
Hobim
BNP AK Dresdner (Financial Leasing)	333	129
Purchase Commitment
Asli Gazetecilik	25,000	25,000

        Guarantees

        As of December 31, 2003, the Company is contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Turkish Ministry amounting to $5,000 (2002: $5,000), and customs authorities, private companies and other public organizations amounting to $37,916 (2002: $38,241). In addition, as of December 31, 2003, the Company is contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $2,036 (2002: $580).

        Guarantees on behalf of Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks.

        Guarantees given for Hobim are related to financial leasing agreements made with the respective lessor.

        Under a framework agreement, (the "framework agreement") Asli Gazetecilik agreed to provide advertisement services to the Company from July 1, 2002 until October 4, 2004. In consideration of Asli Gazetecilik advertisement services for the Company and services that will be deemed satisfactory to the Company, the Company will pay a total amount of $25,000. As of December 31, 2003, no payments were made and no services were rendered under the framework agreement.On May 30, 2004, the Company signed the "Amended Framework Agreement" with Asli Gazetecilik, extending the terms of the agreement until December 31, 2005 and, in accordance with the amended agreement, the Company paid $5,000 on June 18, 2004.

        License Agreement

        On April 27, 1998, Turkcell signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, Turkcell was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a stand-alone GSM operator. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury an ongoing license fee equal to 15% of its gross revenue. Turkcell is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

        In February 2002, the Company renewed its License with the Telecommunications Authority, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of Turkcell's GSM network, prohibitions on anti-competitive behavior and compliance with national and international GSM standards. Turkcell may incur significant penalties for delays in meeting these coverage requirements. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of Turkcell's rights thereunder, or could otherwise adversely affect Turkcell's regulatory status. Certain conditions of the renewed License Agreement include the following:

        Coverage:    Turkcell must attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License's effective date.

        Service offerings:    Turkcell must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

        Service quality:    In general, Turkcell must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

        Tariffs:    Telecommunications Authority sets the initial maximum tariffs in Turkish Lira and US Dollar. Thereafter, the revised License provides that the Telecommunications Authority will adjust the maximum tariffs at most every six months or, if necessary, more frequently. Turkcell is free to set its own tariffs up to the maximum tariffs.

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

        The Telecommunications Authority may suspend Turkcell's operations for a limited or an unlimited period if necessary for the purpose of public security and national defense. During period of suspension, the Telecommunications Authority may operate Turkcell's GSM network. Turkcell is entitled to any revenues collected during such period and the Licensee's term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against Turkcell or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management center, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

        Interconnection Agreements

        Turkcell has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (Telsim), Aycell Haberlesme ve Pazarlama Hizmetleri AS (Aycell), IsTim Telekomunikasyon Hizmetleri AS (IsTim), Milleni.com and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (Globalstar).The Access and Interconnection Regulation (the "Regulation") became effective when it was issued by the Telecommunications Authority on May 23, 2003.

        The Regulation is driven largely by a goal to improve the competitive environment and ensure that users benefit from telecommunications services and infrastructure at a reasonable cost. Under the Regulation, the Telecommunications Authority may compel all telecommunications operators to accept another operator's request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

        In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom), are obliged to renew their interconnection agreements within two months following the issuance of the Regulation. Turkcell entered into a new interconnection agreement with Globalstar on September 9, 2003, and as a result of intervention by the Telecommunications Authority, the Company entered into supplemental agreements with Turk Telekom on November 10, Telsim on November 21, and Globalstar on December 11, 2003, with amended tariffs and tariff adoption procedures.

        In addition, the Telecommunications Authority has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions, and to provide co-location on their premises for the equipment of other operators at a reasonable price. The Telecommunications Authority may also require telecommunications operators the provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another.

        Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with Turkcell's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement.Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection. Turkcell's interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage, interfere with or cause any deterioration in the operation of the other party's network.

        Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other. These payments vary by contract, and in same cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on Turkcell's network but switching to the counterparty's network, then it receives for a similar call originating on another network and switched to Turkcell's network.

        There are no minimum payment obligations under the interconnection agreements, however, failure to carry the counterparty's traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic.

        Legal Proceedings

        The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

        Dispute on Ongoing License Fee on Value Added Taxes, Education Fund and Frequency Usage and Transmission Fees

        On an ongoing basis, Turkcell must pay 15% of its monthly gross revenue, which is defined in its license agreement as subscription fees, monthly fixed fees and communication fees including taxes, charges and duties to the Turkish Treasury. The Turkish Ministry and the Turkish Treasury informed Turkcell that, in their view, its 15% ongoing license fee should be calculated before deduction of VAT, the education fund and the frequency usage and transmission fees. Turkcell had calculated its 15% ongoing license fee after deducting for these items, which Turkcell believes is consistent with the terms of its license.

        Turkcell disagrees with the Turkish Treasury's position, and initiated an administrative suit at the Danistay against the Turkish Ministry and the Turkish Treasury. On October 15, 2001, the Danistay ruled that VAT should be included in the calculation of gross revenue whereas the education fund and the frequency usage and transmission fees should not. Turkcell has appealed the Danistay's decision with respect to the VAT and the Ministry appealed the decision with respect to the other items. Both appeals have been rejected by General Assembly of Administrative Courts of Danistay. Turkcell initiated "Correction of decision" against this decision following the notification. On March 24, 2000, Turkcell paid to the Turkish Treasury a sum of $57,163 for ongoing license fees on VAT including interest since April 1998, which excludes ongoing license fees on the education fund and the frequency usage and transmission fees.

        Turkcell has paid the above amount, with a reservation, to the Turkish Treasury and will continue to pay ongoing license fees in respect of VAT collections, subject to a final judgement to be rendered by the Danistay. Unpaid amounts with respect to the ongoing licence fees on the education fund and frequency usage and transmission fees, including interest, amounted to $47,591, $71,092 and $131,434 as of December 31, 2001, 2002 and 2003, respectively. Turkcell and its legal counsel believe that Turkcell will prevail with respect to the ongoing licence fees on the education fund and frequency usage and transmission fees. Accordingly, Turkcell has not made any provisions in its consolidated financial statements for ongoing license fees on the education fund and frequency usage and transmission fees. There can be no assurance, however, that there will not be an unfavourable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

        On June 11, 2002, Turkcell initiated an arbitration suit in the International Court of Arbitration of the International Chamber of Commerce ("ICC") against the Turkish Treasury and the Telecommunications Authority, concerning the definition of the items that should be included in the gross revenue used in the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. On January 5, 2004, ICC rendered a decision stating that taxes collected by Turkcell under its tax responsibility should be excluded from the calculation of gross revenue. The Turkish Ministry and the Telecommunications Authority filed a challenge to the ICC's decision to annul the decision. On May 20, 2004, the Ankara 20th Civil Court annulled the part of ICC's decision concerning exclusion of the taxes collected by Turkcell under its tax responsibility that it conflicts with Danistay's previous rulings. Turkcell will appeal this decision.

        Dispute on Additional Ongoing License Fee on Value Added Services and Other Charges

        On November 2, 2000, Turkcell received a notice from the Turkish Ministry stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed Turkcell that the ongoing license fees for all such services would be retroactively recalculated from the date of its license agreement and paid to the Turkish Treasury with interest. On December 22, 2000, Turkcell initiated a suit against the Turkish Ministry and the Turkish Treasury to enjoin the Turkish Ministry and the Turkish Treasury from charging Turkcell these fees. On October 20, 2003, Danistay dismissed the case. On February 10, 2004, Turkcell appealed this decision.

        On June 11, 2002, Turkcell initiated an arbitration suit in the ICC against the Turkish Treasury and the Telecommunications Authority, concerning the definition of the items that should be included in the gross revenue used in the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. On January 5, 2004, ICC rendered a decision stating that all the revenue items originating from telecommunication services should be included in the calculation of gross revenue, while the interest charges for late collections should be excluded. The Turkish Ministry and the Telecommunications Authority filed a challenge to the ICC's decision to annul the decision. On May 20, 2004, the Ankara 20th Civil Court annulled the part of ICC's decision concerning exclusion of interest charges for late collections that it conflicts with Danistay's previous rulings. Turkcell intends to appeal this decision.

        Based on its management and legal counsel's opinion, Turkcell has accrued TL 273.2 trillion (equivalent to $195,712 as of December 31, 2003) including TL 131.1 trillion of interest (equivalent to $93,902 as of December 31, 2003) on its consolidated financial statements as of and for the year ended December 31, 2003 for additional ongoing license fees for certain value-added services, transaction fees, roaming revenue and interest charges for late collections.

        Dispute on Additional Ongoing License Fee on Special Transaction Tax and Stamp Duty

        Turkcell received a notice from the Turkish Treasury stating that special transaction tax and stamp duty should be included in the determination of the ongoing license fees paid to the Turkish Treasury. Turkcell initiated a suit against the Turkish Treasury before the Administrative Court to obtain an injunction. On July 10, 2001, Danistay dismissed the case. On July 17, 2001, the General Assembly of Administrative Courts of Danistay rejected Turkcell's request to obtain an injunction to prevent the Turkish Treasury to collect such fees. On November 19, 2003, the Danistay rendered a decision rejecting the case. Turkcell appealed the decision.

        On January 5, 2004, ICC rendered a decision stating that taxes collected by Turkcell under its tax responsibility should be excluded from the calculation of gross revenue. The Turkish Ministry and the Telecommunications Authority filed a challenge to the ICC's decision to annul the decision. On May 20, 2004, the Ankara 20th Civil Court annulled the part of ICC's decision concerning exclusion of the taxes collected by Turkcell under its tax responsibility that it conflicts with Danistay's previous rulings. Turkcell intends to appeal this decision.

        Based on its management and legal counsel's opinion, Turkcell has accrued TL 38.4 trillion (equivalent to $27,506 as of December 31, 2003) including TL 22.6 trillion of interest (equivalent to $16,176 as of December 31, 2003) on its consolidated financial statements as of and for the year ended December 31, 2003 for additional ongoing license fees for special transaction tax and stamp duty.

        Dispute on Additional Ongoing License Fee on Interconnection Revenues

        In December 2000, Turkcell informed the Turkish Treasury that it would no longer include its interconnection revenues in the determination of ongoing license fees paid to the Turkish Treasury as 15% of gross revenues. Effective from March 1, 2001, Turkcell's ongoing license payments made to the Turkish Treasury have been calculated by excluding its interconnection revenues from the gross revenues. Turkcell obtained an injunction from the judicial court on November 2, 2001 allowing it to compute the gross revenue on which the ongoing license fees are to be computed without including interconnection revenues. On October 29, 2001, Turkcell initiated an arbitration suit in the ICC against the Turkish Ministry, the Telecommunications Authority and the Turkish Treasury. On October 7, 2003, the ICC decided that the interconnection revenues should be included in the calculation of the ongoing license fees to the Turkish Treasury. Turkcell filed a suit of annulment against the ICC ruling as per the International Arbitration Code. On April 6, 2004, Ankara 26th Civil Court rejected the case. Turkcell appealed this decision. Although Turkcell did not pay such fees, as of December 31, 2003, it has accrued TL 408.2 trillion including interest (equivalent to $292,440 as of December 31, 2003) for the unpaid amounts and included them in the determination of net income. (Note 19)

        Dispute on VAT on Ongoing License Fee

        On December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that Turkcell should pay VAT on the ongoing license fee paid to the Turkish Treasury. Accordingly, the Tax Office delivered to Turkcell a notice on January 31, 2002, asserting deficiencies in VAT declarations requesting payments of approximately TL 91.4 trillion (equivalent to $65,462 at December 31, 2003) for VAT, which would be offset by a VAT recoverable and would not result in a cash outflow from Turkcell and a total of approximately TL 145.3 trillion (equivalent to $104,075 at December 31, 2003) for penalty. Turkcell applied on March 1, 2003 to benefit from the Tax Amnesty Law entered into force in February 2003 for the amounts covering the period between April 1998 and November 2001. Turkcell's application was accepted and, accordingly, it received amnesty in respect to VAT on the ongoing licence fee. Turkcell and the Tax Office agreed that Turkcell would made payments for the VAT amounts amounting to TL 45.7 trillion (equivalent to $32,731 as of December 31, 2003) covering the period between April 1998 and November 2001 by nine equal instalments between March 31, 2003 and June 30, 2004. By completing the payments in 2003, Turkcell received a discount of TL 4.6 trillion (equivalent to $3,262 as of December 31, 2003).

        Turkcell has begun to make payments for VAT on ongoing license fee with reservation starting from June 2003 and commenced a lawsuit against the Tax Office for the related period. On December 31, 2003, the Tax Court decided that Turkcell would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed to this decision.

        Dispute with Turk Telekom on Payments to the Turkish Treasury and Turkish Radio and Television Institution

        Turk Telekom notified Turkcell on February 14, 2000, that it was modifying the method by which it calculates the interconnection fee that it pays to Turkcell. Turk Telekom believes that it should be permitted to deduct from the revenues used to determine the interconnection fee the 15% fund payment that it pays to the Turkish Treasury and a 2.5% payment that it pays to Turkish Radio and Television Institution (the "TRT"), which is a payment that Turk Telekom was required to make during 2000 only. Based on this position, Turk Telekom withheld TL 6.6 trillion (equivalent to $4,729 at December 31, 2003) from the amount it paid to Turkcell for interconnection for the first two months of 2000. On May 4, 2000, Turkcell commenced a first lawsuit against Turk Telekom to recover the TL 6.6 trillion.

        Turk Telekom subsequently notified Turkcell on October 16, 2000 that it was requesting payment for TL 37.5 trillion (equivalent to $26,866 at December 31, 2003) representing the amount Turk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. On October 31, 2000, Turkcell paid Turk Telekom a first instalment of TL 16 trillion (equivalent to $11,534 at December 31, 2003) with a reservation. On May 11, 2001, the appeals court ruled that Turk Telekom should be permitted to deduct from its revenues the 2.5% payment that it paid to the TRT for the year 2000 but remanded the decision regarding the 15% fund to the lower court.

        On January 24, 2002, the lower court rendered a decision in line with the appeals court's decision. On March 13, 2002, Turkcell received approximately TL 14 trillion (equivalent to $10,092 at payment date and equivalent to $10,048 at December 31, 2003) from Turk Telekom, which was related to the TL 6.6 trillion (equivalent to $4,729 at December 31, 2003) withheld by Turk Telekom, plus interest.

        On November 10, 2000, Turkcell filed a second lawsuit to recover the TL 16 trillion (equivalent to $11,534 at December 31, 2003) paid to Turk Telekom as its first instalment. The appeals court decided in favour of Turkcell with respect to the fund payment. On June 10, 2004, the lower court rendered a decision in line with the appeals court's decision. Management and legal counsel of the Company are confident that Turkcell will recover the TL 16 trillion paid to Turk Telekom with interest.

        Dispute on Turk Telekom Interconnection Fee

        The Turkish Electrical Engineers' Society commenced a lawsuit against Turk Telekom claiming that Turkcell's interconnection agreement with Turk Telekom violates public policy and the provisions of the Turkish Constitution relating to the protection of consumers and the prevention of monopolies and cartels. In October 2000, the court annulled Annex 1-A.1 of Turkcell's interconnection agreement with Turk Telekom, which deals with call tariffs. Although Turkcell was not a party to the lawsuit, its interest has been affected by the decision. On November 20, 2000, Turkcell was informed of the court's decision and received notification from Turk Telekom that all interconnection fees since the acquisition of its license paid by Turkcell to Turk Telekom and by Turk Telekom to Turkcell must be the same to comply with the court's decision and should be retroactively calculated from the date of its license with interest. Turk Telekom made a first claim pertaining to the period extending from the date of its license up to October 2000, and a second up to January 2001. Turkcell initiated two separate lawsuits for each period to cancel Turk Telekom's request until Turkcell agrees with Turk Telekom to replace the cancelled provisions of its interconnection agreement. In November 2001, Turkcell obtained an injunction in the second lawsuit which helps cover both periods. In the first case, the court decided to postpone its decision until the court in the second case renders a final decision. Turk Telekom appealed the decision in the second case. This case has been dismissed and, on March 5, 2003, the court decision communicated to Turkcell. On March 14, 2003, Turkcell has applied for a "Correction of decision" against this decision but Turkcell's request was rejected. On July 3, 2003, Turk Telekom informed Turkcell that the injunction was lifted and it would calculate the sharing of its interconnection revenue with Turkcell on an equal basis. Turk Telekom did not make the monthly interconnection payment to Turkcell due in June 2003, amounting to TL 83.9 trillion (equivalent to $60,089 as of December 31, 2003) to offset the amount against its receivables from Turkcell according to its claim that interconnection revenues should be shared equally. Turkcell has applied to obtain another injunction to cease Turk Telekom's action. On December 17, 2003, the Administrative court rejected Turkcell's appeal. On July 17, 2003, the Ankara Seventh Commercial Court decided that the terms of the Interconnection Agreement should remain in effect until the parties reach a new interconnection agreement. The appeals court annulled the decision of the lower court. Following the decision of the appeals court on May 27, 2004, the lower court dismissed the case on the ground that compliance with decisions of the appeals court is a legal obligation. After the notification of court to Turkcell, the period for Turkcell for application to administrative courts will begin.

        Turkcell concluded the negotiations with Turk Telekom by signing an addendum, which changed some articles of the Interconnection Agreement on September 20, 2003. As the juridical process continues, Turk Telekom initiated a lawsuit with the aim to collect the amount calculated via its claim that interconnection revenues should be shared equally. On November 14, 2003, the Ankara First Commercial Court decided that monthly interconnection payments made by Turk Telekom to Turkcell be ceased with the aim of collection of Turk Telekom's receivable. Accordingly, on December 3, 2003, Turk Telekom informed Turkcell that it has stopped making its monthly interconnection fee payments. Turkcell appealed the decision. On January 29, 2004, the commercial court rendered a decision excluding 30% of monthly interconnection payments made by Turk Telekom from the scope of the previous decision dated November 14, 2003. According to this decision, Turk Telekom would have to pay 30% of its monthly interconnection payments to Turkcell. On March 2, 2004, Turk Telekom appealed this decision but the court rejected Turk Telekom's request.

        In addition to the foregoing, Turk Telekom initiated two separate lawsuit to share interconnection fees equally and requested TL 1,083.2 trillion and TL 490 trillion (equivalent to $776,022 and $351,052 at December 31, 2003). The respective courts decided the cases should be consolidated with the first case. Furthermore, Turk Telekom initiated another lawsuit on the same grounds in a different court with a payment request of TL 280.1 trillion (equivalent to $200,703 as of December 31, 2003) including interest of TL 35.3 trillion (equivalent to $25,313 as of December 31, 2003).

        Turkcell has deducted the interconnection receivables from Turk Telekom amounting to TL 202.9 trillion (equivalent to $145,330 as of December 31, 2003) from its interconnection receivables on its consolidated financial statements as of and for the year ended December 31, 2003. The remaining balance of TL 51.3 trillion (equivalent to $36,728 as of December 31, 2003), which results from taxes on interconnection receivables, is classified as other current assets. Since Turkcell believes that Turk Telekom's payments are substantially lower than the amounts that should have been paid under the Interconnection Agreement, Turkcell has initiated the necessary legal actions against Turk Telekom for the recovery of its confiscated portion of interconnection receivables. However, based on current legal status and the management's negotiation strategies, Turkcell has accrued TL 644.6 trillion (equivalent to $461,803 at December 31, 2003) including interest of TL 298.3 trillion (equivalent to $213,740 as of December 31, 2003) on its consolidated financial statements as of and for the year ended December 31, 2003.

        Class Action Lawsuit Against Turkcell

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

        The plaintiff brought the lawsuit as a class action on behalf of individuals and entities that purchased its American Depository Shares, or ADSs, at or traceable to the initial public offering. The plaintiff seeks to recover damages pursuant to sections 11 and 15 of the Securities Act of 1933 for the difference between the price each purchaser paid for ADSs and either the price of the ADSs at the time the complaint was filed or the price at which such ADSs were sold if sold prior to November 22, 2000. On June 11, 2001, Turkcell filed a motion to dismiss plaintiffs' claims. On November 1, 2001, its motion to dismiss was granted on the claim alleging omission of material financial information but denied for the claim regarding churn. On February 6, 2004, Turkcell reached an agreement to settle class action lawsuit filed against it. On April 19, 2004, a federal judge approved the settlement of the class action. Under the terms of this settlement, all claims against Turkcell were dismissed without admission of liability or wrongdoing. Turkcell has accrued $19,200 in its consolidated financial statements as of and for the year ended December 31, 2003. Subsequently, Turkcell made the respective payment.

        Dispute on Turk Telekom Transmission Lines Leases

        Effective from July 1, 2000, Turk Telekom annulled the discount of 60% that it provided to Turkcell based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. Turkcell filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30,

2001, Turkcell had been notified that the appeals court upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, Turkcell paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, Turkcell recorded an accrual amounting to TL 3 trillion ($2,165 as of December 31, 2003) for possible interest charges as of December 31, 2000. On May 9, 2002, Turk Telekom requested an interest amounting to TL 30.1 trillion (equivalent to $21,541 as of December 31, 2003). Turkcell did not agree with the Turk Telekom's interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, Turkcell initiated a lawsuit against Turk Telekom on the legality of such interest. As of December 31, 2003, Turkcell recorded a provision of TL 13.3 trillion (equivalent to $9,524 as of December 31, 2003) because its management and legal counsel believe that this is the maximum potential liability in accordance with the relevant provisions of the Interconnection Agreement.

        On March 2, 2001, Turk Telekom unilaterally, and without the approval of the Turkish Ministry (its authority in this respect was transferred to the Telecommunication Authority at a later date), increased the fees it charges Turkcell for access to its transmission lines by 100%, effective April 1, 2001, and refused to lease Turkcell any further transmission lines. On May 25, 2001, Turkcell obtained an injunction from the commercial court to compel Turk Telekom to lease additional transmission lines to Turkcell and to prevent Turk Telekom from collecting any amounts relating to their increase in the transmission line fee. On June 4, 2001, Turkcell initiated a lawsuit against Turk Telekom to rule on the legality of Turk Telekom's increase in the transmission line fees and their refusal to lease additional transmission lines to Turkcell. In November 2001, Turk Telekom set new fees in accordance with Telecommunications Authority's rules for access to Turk Telekom's transmission lines. From that date Turkcell has paid the fees set by Turk Telekom and approved by the Telecommunications Authority. Therefore, Turk Telekom's claim for increased transmission fees relates to fees they claim they should have received between the end of March and the end of October 2001. On December 26, 2002, the commercial court has decided against Turkcell and, accordingly, Turk Telekom requested the payment related to the increase in the transmission line fees. Turkcell made the respective payment of TL 43.7 trillion (equivalent to $31,306 as of December 31, 2003). Turkcell has appealed the court's decision. On November 18, 2003, the appeals court rejected Turkcell's appeal. Turkcell initiated "Correction of decision" against this decision. On February 27, 2004, the court rejected Turkcell's application.

        Dispute on National Roaming Agreement

        During the third quarter of 2001, Turkcell was approached by IsTim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001 and asked the parties to reach a decision by November 15, 2001. As Turkcell believes that the Telecommunications Authority is not authorized to intervene in this issue and its proposal is technically impossible to apply and commercially unacceptable, Turkcell obtained an injunction on November 12, 2001 from the Ankara

Fourth Court of First Instance regarding the conflict. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in Turkcell's favor on November 12, 2001. According to the Court's decision, the execution of a national roaming agreement between IsTim and Turkcell has been prevented. The Telecommunications Authority and IsTim have appealed the granting of the injunction and the appeals were disapproved in the court trials on February 6, 2003 and February 24, 2003.

        In addition, on November 26, 2001, Turkcell initiated an arbitration suit in the ICC against the Turkish Ministry and the Telecommunications Authority. On November 25, 2003, ICC rendered a decision stating that the case is not under its jurisdiction. In January 2004, Turkcell appealed the decision before the Ankara 13th Court of First Instance. On April 6, 2004, the court dismissed the appeal. Furthermore, Turkcell had previously initiated an action before the Ankara Ninth Administrative Court on November 13, 2001 to annul the above-mentioned proposed solution of the Telecommunications Authority. On April 18, 2002, the court decided that the issue is not under its jurisdiction and transferred the case to Danistay. On September 13, 2003, Danistay rejected Turkcell's request of injunction.

        On March 8, 2002, the Telecommunications Authority issued a new regulation regarding procedures and policies related to a national roaming agreement. Two of the most important provisions of the new regulation are Provisional Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding. Article 17, which sets out penalties to be imposed on any party violating the provisions of the new regulation.

        In a letter dated March 14, 2002, the Telecommunications Authority subjected IsTim's request for national roaming to the condition that it be reasonable, economically viable, and technically possible. Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with IsTim within a 30 day period. On April 8, 2002, Turkcell obtained a precautionary injunction from the Court against the application of the new regulation issued by the Telecommunications Authority requiring it to agree on national roaming within 30 days and providing for penalties in case Turkcell did not agree. Turkcell initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that it is not required to enter into an agreement within 30 days and that it is under no obligation to pay any penalties whatsoever if it does not agree within 30 days. While the ICC proceedings are being pursued Turkcell has initiated a lawsuit before the Danistay, concerning the annulment of these Regulations. On January 23, 2004, ICC rendered a decision stating that the case is not under its jurisdiction. In March 2004, Turkcell appealed the decision before the Ankara 21st Court of First Instance. The case is still pending.

        On June 9, 2003, the Turkish Competition Board (the "Competition Board") decided that Turkcell abused its dominant position by refusing to enter into a national roaming agreement with IsTim, and fined Turkcell by approximately TL 21.8 trillion (equivalent to $15,634 at December 31, 2003). On

June 7, 2004, the Competition Board's written decision was communicated to Turkcell. Turkcell intends to initiate a lawsuit requesting the cancellation of the Competition Board's decision. Turkcell believes that it has not abused its dominant position and based on its management and legal counsel's opinion, it has not recorded any accrual for Competition Board's decision.

        The Telecommunications Authority decided that Turkcell has not complied with its responsibility under Turkish regulations to provide national roaming and fined Turkcell by approximately TL 21.8 trillion (equivalent to $15,634 at December 31, 2003). Turkcell has recorded an accrual amounting to $15,634 on its consolidated financial statements as of and for the year ended December 31, 2003. On April 7, 2004, Turkcell made the related payment. On May 27, 2004, Turkcell commenced a lawsuit against Telecommunications Authority's decision.

        If Turkcell is forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely affected.

        Investigation of the Turkish Competition Board

        The Competition Board commenced an investigation of business dealings between Turkcell and KVK, in October 1999. The Competition Board decided that Turkcell was disrupting the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, Turkcell was fined by approximately TL 7 trillion (equivalent to $4,996 as of December 31, 2003) and were enjoined to cease these infringements. The Competition Board's written decision was communicated to Turkcell on June 29, 2003 and Turkcell initiated a lawsuit before Danistay for the injunction and cancellation of the decision. Danistay dismissed the case and Turkcell appealed this decision. Turkcell has accrued TL 7 trillion (equivalent to $4,996 at December 31, 2003) on its consolidated financial statements as of and for the year ended December 31, 2003.

        Dispute on Collection of Frequency Usage Fees

        On May 21, 1998, Turkcell entered into a protocol with the Wireless Communications General Directorate (the "Directorate") regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, Turkcell is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate's power, including all of its rights and obligations, was transferred to the Telecommunications Authority. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, Turkcell applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, Turkcell filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. On July 10, 2002, the court decided in favour of Turkcell. On March 31, 2003, the Supreme Court notified Turkcell that it has accepted Telecommunications Authority's appeal and annulled the decision of the lower court. Accordingly, Turkcell accrued TL 52.3 trillion (equivalent to $37,494 as of December 31, 2003) for principal and TL 79 trillion (equivalent to $56,617 as of December 31, 2003) for interest for the frequency usage fees of 2002 in the accompanying consolidated financial statements as of December 31, 2003. The lower court revised its decision in line with the Supreme Court's decision. The decision is final and is not subject to appeal. On April 20, 2004, Turkcell paid TL 145.6 trillion (equivalent to $104,342 as of December 31, 2003) for the frequency usage fees of 2002 including interest through that date with reservation.

        Dispute on the Determination of Items of Gross Revenue

        On June 11, 2002, Turkcell initiated an arbitral proceeding before the ICC against the Turkish Treasury and the Telecommunications Authority to resolve the dispute in respect to the determination of the items to be taken into account in the calculation of gross revenue, which is the base for the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. On January 5, 2004, ICC rendered a decision stating that all the revenue items originating from telecommunication services should be included in the calculation of gross revenue, while the taxes collected by Turkcell under its tax responsibility and interest charges for late collections should be excluded. The Turkish Ministry and the Telecommunications Authority filed a challenge to the ICC's decision to annul the decision. On May 20, 2004, the Ankara 20th Civil Court annulled the part of ICC's decision concerning exclusion of the taxes collected by Turkcell under its tax responsibility and interest charges for late collections that it conflicts with Danistay's previous rulings. Turkcell intends to appeal this decision.

        New Action by Turk Telekom on Basic Unit Price

        In a case filed by Turk Telekom against the Turkish Telecommunications Authority, the Danistay granted an injunction limiting the applicability of the last paragraph of Article 13 of the License Agreement signed between the Turkish Telecommunications Authority and Turkcell. Article 13 regulates the base unit price, the minimum price charged by the Turk Telekom to its subscribers for calls originating on fixed lines and terminating on Turkcell's network. Pursuant to the injunction by the Danistay, Turk Telekom has informed Turkcell that it will recalculate and make its monthly payments to Turkcell on an ongoing basis beginning from the January 2003 payment. Turkcell has appealed the Danistay's decision with respect to the injunction received by Turk Telekom. Its appeal has been rejected by General Assembly of Administrative Courts of Danistay. In spite of the injunction obtained from Danistay, for the period between January—April 2003, Turk Telekom has made additional payments with reservation. The case is still pending. Turkcell and its legal counsel believe that it is premature to estimate the outcome of this dispute.

        Investigation of the Telecommunications Authority on International Voice Traffic

        In May 2003, Turkcell has been informed that the Telecommunications Authority had initiated an investigation against Turkcell claiming that Turkcell has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. Turkcell is disputing whether Turk Telekom should be the sole carrier of international voice traffic. Turkcell does not believe that a decision of the Telecommunications Authority against Turkcell will have material adverse effect on its operations since international traffic can be carried via Turk Telekom's leased lines. On March 5, 2004, the Telecommunications Authority fined Turkcell by approximately TL 31.7 trillion (equivalent to $22,732 as of December 31, 2003). On June 2, 2004, Turkcell has commenced a lawsuit against the decision of the Telecommunications Authority. Turkcell accrued TL 31.7 trillion (equivalent to $22,732 as of December 31, 2003) for this penalty in the accompanying consolidated financial statements as of December 31, 2003. On April 9, 2004, Turkcell made the respective payment.

        Dispute on Taxation on Investment Tax Credit

        On July 14, 2003, the Tax Office claimed that Turkcell should have paid withholding tax and fund on investment tax credit used for 1999. The notice stated that, based on calculation made by the Tax Office, Turkcell should pay TL 1.8 trillion (equivalent to $1,287 as of December 31, 2003). The Tax Office also imposed a penalty fee of TL 4.3 trillion (equivalent to $3,051 as of December 31, 2003). Management decided not to pay such amounts and initiated a juridical process based on the decision of the general counsel of Danistay in relation with withholding tax and fund on investment tax credit for 1999. On September 10, 2003, Turkcell has initiated a lawsuit in the tax court related with this dispute. Management and the legal counsel believe that Turkcell will prevail in this matter.

        Dispute on Turk Telekom Infrastructure

        On December 29, 2001, Turk Telekom notified Turkcell that it has issued a new regulation and increased prices related to infrastructure services that it renders to Turkcell and requested TL 9 trillion TL (equivalent to $6,430 as of December 31, 2003) including interest. Turkcell refused to make the payment and Turk Telekom deducted such amount from Turkcell's receivables from Turk Telekom. Turkcell commenced a lawsuit against Turk Telekom before the Ankara First Commercial Court requesting an injunction, annulment of the regulation and collection of the deducted amount from its receivables. On February 27, 2002, the Telecommunications Authority decided that Turk Telekom has no right to regulate the prices of services rendered from its infrastructure on its own. Turk Telekom commenced a lawsuit against this decision before the administrative court. In the first case, the Ankara First Commercial Court decided to postpone its decision until the administrative court in the second case renders a final decision. On March 4, 2004, the administrative court decided to annul the Telecommunications Authority's decision dated February 27, 2002. Turkcell has appealed to the decision of the administrative court. On May 13, 2004, the Ankara First Commercial Court dismissed the case. Turkcell intends to take necessary legal actions. Based on its management and legal counsel's opinion, Turkcell has not made any accrual related with this dispute.

        Investigation of the Telecommunications Authority on Frequency Fee Payments

        On October 23, 2003, the Telecommunications Authority fined Turkcell claiming that Turkcell has made inadequate annual frequency usage fee payments. The Telecommunications Authority requested TL 16 trillion (equivalent to $11,466 as of December 31, 2003) for principal, an interest charge of TL 10.8 trillion (equivalent to $7,710 as of December 31, 2003) and a penalty of TL 63.4 trillion (equivalent to $45,465 as of December 31, 2003). Management and legal counsel believe that the Telecommunications Authority's decision is due to a misinterpretation of the applicable regulations. On February 20, 2004, Turkcell initiated the legal proceedings for the annulment of the decision. Turkcell accrued TL 92.3 trillion (equivalent to $66,110 as of December 31, 2003) for this penalty in the accompanying consolidated financial statements as of December 31, 2003. The court has rejected Turkcell's appeal for annulment of Telecommunications Authority's decision. The case is transferred to upper court. On April 16, 2004, Turkcell paid TL 103.7 trillion (equivalent to $74,321 as of December 31, 2003) including interest through that date regarding the Telecommunication Authority's claim.

        Dispute on Special Transaction Taxation Regarding Prepaid Card Sales

        On September 18, 2003, Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June—December 2002, Turkcell calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to Turkcell a notice, asserting deficiencies in special transaction tax declarations and requesting special transaction tax payment amounting to TL 7 trillion (equivalent to $5,009 as of December 31, 2003) and a tax penalty of TL 9.9 trillion (equivalent to $7,074 as of December 31, 2003). On November 20, 2003, Turkcell has initiated a lawsuit in the tax court related with this dispute. Management and legal counsel believe that Turkcell will prevail in this matter.

        Investigation of the Turkish Competition Board

        The Competition Board initiated an investigation against Turkcell and Telsim, alleging that both companies have abused their dominant position by restricting IsTim and Aycell's entry into market via increasing their call termination rates of interconnection between each other's networks 1.4 cents per minute to 20 cents per minute before IsTim and Aycell entered into the market. The investigation is pending.

        Operating Leases

        The Company has entered into various operating lease agreements. At December 31, 2003, there were no commitments and contingent liabilities in material amounts arising from those agreements. For the years ended December 31, 2001, 2002 and 2003, total rent expenses for operating leases were $53,689, $140,596 and $104,751 respectively.

(29) Concentrations:

        In 2003, the Company's operations were substantially all inside Turkey. However, as explained in Note 1, the Company has investments in Kibris Telekom (Northern Cyprus) and Fintur (The Netherlands) with operations in Azerbaijan, Kazakhstan, Georgia and Moldova. At December 31, 2003, net assets of Kibris Telekom and Fintur were $11,985 and $189,896, respectively (2002: Kibris Telekom $11,672 and Fintur $139,962).

        Revenues earned from and charges incurred by Turk Telekom in accordance with the Interconnection Agreement are $48,474 and $101,183, respectively, for the year ended December 31, 2003 (2002: $442,877 and $67,889). The net receivable from Turk Telekom is $56,949 and $17,662 at December 31, 2002 and 2003, respectively.

        The Company makes a substantial portion of its purchases of goods and services related to GSM investments from Ericsson Turkey (a subsidiary of Ericsson Radio Communication Ltd, one of the former shareholders of the Company). Total purchases and charges from Ericsson Turkey and Ericsson Sweden were $238,226 in 2001, $124,542 in 2002 and $128,812 in 2003, and outstanding balance due to these companies were $4,079 and $11,631 at December 31, 2002 and 2003, respectively.

        Mainly, the Company's revenues are generated in Turkish Lira. Certain sales and purchases and, resulting receivables and payables, are in currencies different than the operating currency. Further, the Company has loans payable denominated in currencies different than its operating currency. Transaction gains and losses on these receivables and payables are included in the determination of earnings, but eliminated during translation of the financial statements, if such currency is the US Dollar.

(30) Variable Interest Entities

        On January 17, 2003, the FASB issued FIN 46. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. On December 24, 2003, the FASB issued FIN 46 (R). It addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. It replaces FIN 46, which was issued on January 17, 2003. (Note 3)

        The Company has adopted FIN 46 (R) effective December 31, 2003. As of December 31, 2003, the Company determined Cellco as a variable interest entity as defined in Paragraph 6 of FIN 46 (R). In addition, the Company determined that Turkcell is the primary beneficiary of Cellco as defined in Paragraph 15 of FIN 46 (R). Accordingly, Turkcell consolidated Cellco in its financial statements as of and for the year ended December 31, 2003. The consolidation of Cellco did not have a material effect on the Company's consolidated financial statements, because Cellco is a financing entity, the sole purpose of which is to raise debt and loan all of the proceeds of that debt to Turkcell, and Turkcell had previously recorded all such indebtedness in its financial statements.

        Cellco is a limited liability company incorporated on January 27, 1998, under the laws of the Netherlands Antilles. The purpose of Cellco is to finance directly or indirectly the activities of Turkcell. For this reason, Cellco provides loans to Turkcell equal to the amount of its equity and borrow to Turkcell. Cellco does not have any activities other than providing financing to Turkcell.

        At December 31, 2003, Turkcell and Cellco had only one outstanding loan agreement amounting to $400,000. Therefore, Cellco has loan receivables from Turkcell and loan obligations to the owners of the 12.75% Senior Notes amounting $400,000 and its accrued interest. Turkcell has loan obligations to Cellco amounting $400,000 and its accrued interest. Consequently, consolidation of Cellco does not have a material impact on the Company's consolidated financial statements. There are no unrecorded obligations of Cellco in the consolidated financial statements of the Company as of December 31, 2003.

(31) Subsequent Events

        (a)   In December 2003, management decided to invest $50,000 in Digital Cellular Communication (DCC), a Ukrainian telecommunications company with a GSM 1800 license. In order to facilitate the investment in DCC, Turktell created a new wholly-owned company named Euroasia Telecommunications Holdings B.V. ("Euroasia") in the Netherlands in February 2004, and capitalized it with cash contributions of $50,000. The owners of DCC are expected to contribute the shares of DCC to Euroasia in exchange for a 49% interest in the company in 2004. Under a shareholders agreement dated April 2, 2004, Turkcell has committed to arrange at least $150 million of financing for DCC prior to 2006, or to provide such financing from its own resources.

        (b)   The Company signed a Murabaha syndicated facility, which is led by HSBC Bank AS and the Islamic Development Bank, amounting to $100,000 in January 2004. The facility has a maturity of two years from each drawdown. Interest rate of the facility is Libor plus 4.5%. The availability period is 180 days from the date of agreement and the grace period is one year from each drawdown. The facility is unsecured and will be used for certain qualified equipment purchases.

        (c)   The Company and Ericsson Turkey have established a company named East Asian Consortium B.V. ("East Asian"), with a share capital of EUR 13.5 million (subsequently increased to EUR 91 million), in order to invest in the Iranian GSM business. Turkcell owns 85% of this company and Ericsson owns the remaining 15%. East Asian is a member of the Irancell Consortium (the "Consortium").

        As a condition of its GSM license bid, the Consortium, of which East Asian represents approximately 70%, is obliged to provide a bid bond amounting to 263,000,000,000 Iranian Rial (approximately EUR 25 million) to the Iranian Authorities. This bid bond was issued by Bank Saderat under a Deutsche Bank AG counter-guarantee on February 8, 2004 and was underwritten by Turkcell. The bid bond expires on August 7, 2004.

        The Consortium is also obliged to provide a payment guarantee to the Iranian Authorities amounting to EUR 300 million, which is equal to the upfront license fee. If the Consortium does not to pursue the GSM license, the EUR 300 million payment under the guarantee will become payable immediately. Turkcell has guaranteed a EUR 210 million portion of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas. The payment guarantee was issued on March 5, 2004 and expires in September 7, 2004. In addition to the upfront license fee, the Iranian subsidiary of the Company that will be incorporated in Iran will pay an ongoing license fee based on the greater of a minimum precommitted gross revenues agreed with the Iranian Authorities, or the actual gross revenues.

        (d)   In January 27, 2004, the Board of Directors approved additional financing facilities amounting to $200,000. Accordingly, in February and March 2004, the Company drew down additional borrowing of $100,000 from Akbank and $100,000 from Garanti. There are no additional covenant requirements for these borrowings, which will be repaid in 3 years. The interest rate for the Akbank borrowing is Libor +3.5% and for the Garanti borrowing is Libor + 3.4%.

        (e)   On March 31, 2004, the Board of Directors resolved to increase the authorized share capital limit of Turkcell from TL 500,000 billion to TL 1,500,000 billion.

        (f)    On May 26, 2004, the Board of Directors declared a distributable dividend of TL 236,317 billion (equivalent to $169,302 at December 31, 2003). TL 118,159 billion (equivalent to $84,561 at December 31, 2003) of the dividend will be distributed in the form of bonus shares and TL 118,159 billion (equivalent to $84,561 at December 31, 2003) will be distributed in cash. The rate of the bonus share certificate to be issued for each share having a nominal value of TL 1,000 will be 23.63%. Also, net TL 236.3 (equivalent of approximately 0.017 cents at December 31, 2003) will be paid to shareholders for each share they own.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.
By:	/s/ Muzaffer Akpinar Muzaffer Akpinar Chief Executive Officer
Date:	June 30, 2004