Form 20-F
period 2004-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2005-06-30
CIK 1071321

Use these links to rapidly review the document
TABLE OF CONTENTS
Index to Financial Statements

As filed with the Securities and Exchange Commission on June 30, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2004
Commission File Number: 1-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Exact name of Registrant as specified in its charter)

TURKCELL
(Translation of Registrant's name into English)

Republic of Turkey
(Jurisdiction of incorporation or organization)

Turkcell Plaza
Mesrutiyet Caddesi No: 153
34430 Tepebasi
Istanbul, Turkey
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares, Nominal Value TRY 0.001*	New York Stock Exchange Istanbul Stock Exchange
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

Ordinary Shares, Nominal Value TRY 0.001	1,854,887,341,000

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

INTRODUCTION

        This is the annual report for 2004 for Turkcell Iletisim Hizmetleri A.S., a joint stock company organized and existing under the laws of the Republic of Turkey. The terms "we," "us," "our" and similar terms refer to Turkcell, its predecessors and its consolidated subsidiaries except as the context otherwise requires.

        Our financial information included in this annual report has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. We have presented this information in accordance with US GAAP, even though we have maintained our books of account and prepared our statutory financial statements in Turkish Lira in accordance with Turkish Accounting Principles promulgated under the Turkish Commercial Code and Turkish tax legislation, because US and international investors are generally unfamiliar with Turkish Accounting Principles. From January 1, 2005 we maintain our books of account and prepare our statutory financial statements in New Turkish Lira. See "Item 3A. Selected Financial Data—Exchange Rate Data". The consolidated financial statements as of December 31, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004, included herein have been audited by KPMG Cevdet Suner Denetim ve Yeminli Mali Musavirlik A.S., or KPMG, our independent accountants in Turkey. Prior to 2004, our statutory financial statements were presented on a historical cost basis and were not adjusted to account for the effects of inflation (except for the revaluation of fixed assets other than real property). Our statutory financial statements as of and for the year ended December 31, 2004 have been adjusted for the effects of inflation. However, our statutory financial statements as of and for the three months period ended March 31, 2005 are not subjected to the adjustment for the effects of inflation. It is not certain yet that whether our statutory financial statements for 2005 or next years will be subjected to such inflation adjustment. Our statutory financial statements are not consolidated with the financial statements of our subsidiaries.

        Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not total exactly. In this annual report, references to "TL" and "Turkish Lira" are to Turkish Lira, references to "TRY" and "New Turkish Lira" are to the New Turkish Lira and references to "$" and "US dollars" are to US dollars. Except as otherwise noted, all interest rates are on a per annum basis. In this annual report, references to "Turkey" or the "Republic" are to the Republic of Turkey.

FORWARD-LOOKING STATEMENTS

        This annual report includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this annual report, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or similar statements.

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

        While we believe that the expectations reflected in these and other forward-looking statements are reasonable, actual results may differ materially from the expectations reflected in those statements due to a variety of factors, including, among others, the following:

  •
  Economic developments in Turkey and the global economy;

  •
  Political developments in Turkey and its neighboring countries;

  •
  Competition in our home market;

  •
  Failure of the Turkish mobile telecommunications market to develop;

  •
  Legal and regulatory restrictions, including those imposed by the Telecommunications Authority;

  •
  Our ability to renew existing agreements on terms favorable to us;

  •
  Failure to abide by the requirements of our license or applicable regulations;

  •
  Legal actions and claims to which we are a party;

  •
  Our ability to obtain the financing we need for our operations;

  •
  Foreign exchange and interest rate risks;

  •
  Damage to our brand;

  •
  The influence of our controlling shareholders;

  •
  Exposure to certain risks through our interests in associated companies;

  •
  Decisions by the Iranian government that affect our Irancell subsidiary;

  •
  Our ability to deal with spectrum limitations;

  •
  Failure by our business partners to carry out their obligations under our agreements;

  •
  Our dependence on certain suppliers of equipment;

  •
  Our ability to manage our operations effectively; and

  •
  Restrictions on our financial and operational flexibility based on our financing arrangements

        All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

3A.    Selected Financial Data

        The financial information included in this annual report has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. We have presented this information in accordance with US GAAP, even though we maintain our books of account and prepare our statutory financial statements in Turkish Lira (new Turkish Lira starting from January 1, 2005 onwards) in accordance with Turkish Accounting Principles promulgated under the Turkish Commercial Code and Turkish tax legislation, because US and international investors are generally unfamiliar with Turkish

Accounting Principles. Our financial statements and those of our subsidiaries located in Turkey and Northern Cyprus have been translated into the US Dollar, the reporting currency, in accordance with the relevant provisions of SFAS No. 52, "Foreign Currency Translation" as applied to entities in highly inflationary economies. Prior to 2004, our statutory financial statements were presented on a historical cost basis and were not adjusted to account for the effects of inflation (except for the revaluation of fixed assets other than real property). Our statutory financial statements as of and for the year ended December 31, 2004 have been adjusted for the effects of inflation. However, our statutory financial statements as of and for the three months period ended March 31, 2005 are not subjected to the adjustment for the effects of inflation. It is not certain yet that whether our statutory financial statements for 2005 or next years will be subjected to such inflation adjustment. Our statutory financial statements are not consolidated with the financial statements of our subsidiaries.

        The following table presents our selected financial data as of and for each of the years in the five-year period ended December 31, 2004. We have derived the selected consolidated financial data set forth below as of and for each of the years in the five-year period ended December 31, 2004, from our audited consolidated financial statements and the notes thereto, which were prepared in accordance with US GAAP and audited by KPMG, our independent accountants in Turkey.

        You should read the following information in conjunction with "Item 5. Operating and Financial Review and Prospects," our consolidated financial statements as of December 31, 2003 and 2004 and for each of the years in the three-year period ended December 31, 2004, the related notes and the independent auditors' report appearing elsewhere in this annual report.

        We adopted EITF 01-09 on January 1, 2002. As a result of the application of EITF 01-09 to prior periods, certain figures provided in the table below will differ from those provided previously.

        The information appearing under the captions "Other Financial Data" and "Operating Results" is not audited.

	Year ended December 31,
	2000(1)	2001(1)	2002	2003	2004
	$	$	$	$	$
	(in millions, except number of shares, per share and margin data)
Consolidated Statement of Operations Data
Revenues
Communication fees	1,834.6	1,598.2	1,911.0	2,143.6	3,088.1
Monthly fixed fees	214.5	83.8	40.9	41.1	51.9
Subscription fees(2)	0.1	—	—	—	—
SIM card sales	6.3	12.0	13.3	24.4	28.3
Commission fees on betting business	—	—	—	—	20.3
Call center revenues	6.4	7.7	7.9	7.4	8.2
Other	2.0	0.5	0.8	2.7	4.0

Total revenues	2,063.9	1,702.2	1,973.9	2,219.2	3,200.8
Direct cost of revenues(3)	(1,197.1)	(1,173.7)	(1,366.9)	(1,613.2)	(2,001.2)

Gross profit	866.8	528.5	607.0	606.0	1,199.6
General and administrative expenses	(187.9)	(130.7)	(104.5)	(137.2)	(137.3)
Selling and marketing expenses	(253.3)	(180.5)	(223.5)	(294.6)	(349.2)

Income from operations	425.6	217.3	278.9	174.2	713.1
Income (loss) from related parties, net	2.5	2.5	(0.2)	3.7	1.9
Interest income (expense), net	(156.5)	(207.8)	(206.8)	(366.3)	31.3
Other income (expense), net	9.7	(5.2)	13.6	6.2	7.1
Gain on sale of participations	44.2	—	—	—	—
Equity in net income (loss) of unconsolidated investees(4)	(31.6)	(51.3)	(20.4)	18.9	43.6
Minority interest in income (loss) of consolidated subsidiaries	(0.3)	0.4	0.3	3.6	7.5
Translation loss	(22.0)	(151.5)	(18.0)	(102.4)	(11.3)

Income (loss) before taxes	271.6	(195.6)	47.4	(262.1)	793.2
Income tax benefit (expense)	(43.7)	8.8	—	477.3	(281.4)

Net income (loss)	227.9	(186.8)	47.4	215.2	511.8

Net income (loss) per share(5)	0.000138	(0.000107)	0.000026	0.000116	0.000276
Other Financial Data
Dividends declared(6)	—	—	—	78.1	182.2
Dividends per share(7)	—	—	—	0.00004	0.00010
Gross margin(8)	42.0%	31.0%	30.8%	27.3%	37.5%
EBITDA(9)	822.4	503.4	761.3	643.0	1,338.8
Capital expenditures	976.8	108.3	71.2	172.9	486.7
Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	363.4	243.1	394.1	582.7	763.8
Total assets	3,884.9	3,536.0	3,233.5	3,867.3	4,361.5
Long-term debt(10)	1,635.1	1,246.0	925.0	522.2	269.7
Total debt	2,083.8	1,637.8	1,308.2	630.2	832.6
Total liabilities	2,590.1	2,250.8	1,903.0	2,320.0	2,376.0
Capital stock	458.2	636.1	636.1	636.1	636.1
Total shareholders' equity/net assets	1,294.8	1,285.2	1,330.5	1,547.3	1,985.5
Number of shares	1,646,177,657,060	1,744,887,763,262	1,854,887,341,000	1,854,887,341,000	1,854,887,341,000
Consolidated Cash Flow Information
Net cash provided by operating activities	348.0	288.7	608.8	1,041.3	603.9
Net cash used for investing activities	(981.5)	(159.9)	(141.9)	(198.9)	(542.3)
Net cash provided by (used for) financing activities	748.2	(249.0)	(315.9)	(653.8)	119.5

(1)
We adopted EITF 01-09 "Accounting for Consideration Given to a Customer or a Retailer of the Vendor's Products" on January 1, 2002. As a result of applying the provisions of EITF 01-09, our revenues, gross profit, and selling and marketing expenses were each reduced by $161.0 million and $84.7 million for the years ended December 31, 2000 and 2001, respectively. The adoption of EITF 01-09 had no impact on operating income, net income (loss) or earnings (loss) per share. As a result of the application of EITF 01-09 to prior periods, certain figures provided in this annual report will differ from figures provided previously.

(2)
Beginning March 1, 2000, we stopped charging subscription fees to new subscribers. Subscription fees consisted of a one-time nonrefundable fee charged when a new subscriber initially contracted with us for the provision of GSM network services.
(3)
Direct cost of revenues includes ongoing license fee payments, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses, roaming charges, interconnection fees, wages, salaries and personnel expenses for technical personnel.
(4)
Equity in net income (loss) of unconsolidated investees includes primarily the income (loss) from Fintur Holdings B.V. ("Fintur") of which we own 41.45%. Fintur currently holds all of our International GSM investments other than our Northern Cyprus and Ukraine operations. During 2002, Fintur restructured its two business divisions, the international GSM businesses and the technology businesses. As part of the restructuring, we acquired 16.45% of Fintur's international GSM businesses from the Cukurova Group, increasing our ownership interest in that business to 41.45% and Fintur sold its entire interest in its technology businesses to the Cukurova Group. See "Item 4B. Business Overview—International Operations—Fintur."
(5)
Net income (loss) per share figures have been restated to reflect the effect of certain stock splits as explained in note 23 to the consolidated financial statements.
(6)
The US$ equivalent of the cash dividends declared for the year ending December 31, 2004, which amounted to TRY 250.1 million, were computed by using the Turkish Central Bank's TRY/US$ exchange rate on April 29, 2005, which is the date our General Assembly has accepted dividend payment.
(7)
In 2004 we paid dividends of $78.1 million for the period ended December 31, 2003, when 500,000,000,000 of our shares were outstanding. In 2005 we declared dividends of $182.2 million for the year ending December 31, 2004, when 1,854,887,341,000 of our shares were outstanding. Dividends per share for the year ending December 31, 2003 is computed over 1,854,887,341,000 shares in order to reflect the effect of certain stock splits as explained in note 23 to the consolidated financial statements.
(8)
Gross margin has been calculated as gross profit divided by total revenues.
(9)
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
(10)
Consists of long-term debt and long-term lease obligations.

        The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with US GAAP.

	Year ended December 31,
	2000	2001	2002	2003	2004
	$	$	$	$	$
	(in millions)
EBITDA	822.4	503.4	761.3	643.0	1,338.8
Minority interest in income (loss) of consolidated subsidiaries	(0.3)	0.4	0.3	3.6	7.5
Equity in net (income) loss of unconsolidated investees	(31.6)	(51.3)	(20.4)	18.9	43.6
Gain on sale of affiliates	44.2	—	—	—	—
Interest expense	(251.2)	(305.1)	(302.3)	(483.6)	(121.5)
Net increase (decrease) in assets and liabilities	(210.9)	39.5	129.7	904.4	(562.3)
Net cash provided by operating activities	348.0	288.7	608.8	1,041.3	603.9

        We believe that EBITDA, a measure commonly used in the telecommunications industry in Europe, can enhance the understanding of our operating results.

Operating Results

	Year ended or as at December 31,
	2000	2001	2002	2003	2004
Industry Data
Estimated population of Turkey (in millions)(1)	65.8	66.8	69.7	70.7	72.3
Turkcell Data
Number of postpaid subscribers at end of period (in millions)	5.61	4.64	4.68	4.76	5.11
Number of prepaid subscribers at end of period (in millions)	4.46	7.59	11.05	14.23	18.28
Total subscribers at end of period (in millions)	10.07	12.23	15.73	18.99	23.39
Average monthly revenue per user (in $)(2)	21.3	12.6	11.7	10.6	12.3
Postpaid	27.1	19.7	23.3	24.4	29.2
Prepaid	8.9	6.5	5.9	5.4	7.2
Average monthly minutes of use per subscriber(3)	103.4	63.9	56.2	58.5	64.9
Churn(4)	6.9%	13.1%	12.9%	14.5%	9.1%
Number of Turkcell employees at end of period	2,523	2,241	2,163	2,148	2,441
Number of employees of consolidated subsidiaries at end of period(5)	1,390	1,180	1,913	2,914	4,075

(1)
The Turkish population for 2000 comes from the 2000 census as announced by the State Statistics Institute. The Turkish population for 2001, 2002, 2003 and 2004 has been estimated based upon the 1996 and 2000 censuses prepared by the State Statistics Institute, applying a projected monthly growth rate of 0.13%.
(2)
We calculate average revenue per user, ARPU, using the weighted average number of our subscribers during the period. ARPU does not include the results of our operations in Ukraine and Northern Cyprus.
(3)
Average monthly minutes of use per subscriber is calculated by dividing the total of incoming and outgoing airtime minutes of use by the average monthly number of postpaid and prepaid subscribers for the year divided by twelve. Our MOU calculation does not include our operations in Ukraine and Northern Cyprus.
(4)
Churn is calculated as the total number of subscriber disconnections during a period as a percentage of the average number of subscribers for the period. Our churn calculations do not include our operations in Ukraine and Northern Cyprus.
(5)
See "Item 6D. Employees" for information with respect to our consolidated subsidiaries.

Exchange Rate Data

        In 2004, the Turkish Parliament approved a law requiring the removal of six zeroes from the Turkish Lira and the creation of a new currency, the New Turkish Lira. The Turkish Parliament approved the redenomination of the Turkish Lira and the creation of the New Turkish Lira because of the problems in accountancy and statistical records, data processing software and payments systems as well as everyday business transactions that had arisen due to the chronic inflation experienced in Turkey since the 1970's that resulted in severe depreciation of the value of the Turkish Lira. Therefore, effective January 1, 2005 one million Turkish Lira is equal to one New Turkish Lira. Turkish Lira will remain in circulation along with the New Turkish Lira, until the end of 2005 at which time only the New Turkish Lira will remain in circulation.

        The Federal Reserve Bank of New York does not report a noon buying rate for the New Turkish Lira, and historically has not reported a noon buying rate for the Turkish Lira. For the convenience of the reader, this annual report presents unaudited translations of certain new Turkish Lira amounts into US dollars at the relevant new Turkish Lira exchange rate for purchases of US dollars at the TL/$ Exchange Rate announced by the Central Bank of Turkey. In addition, this annual report presents unaudited translations of certain New Turkish Lira amounts into US dollars at the relevant New Turkish Lira exchange rate for purchases of US dollars at the TRY/$ Exchange Rate announced by the Central Bank of Turkey. Unless otherwise stated, any balance sheet data in US dollars derived from our consolidated financial statements are translated from New Turkish Lira into US dollars at rates for US dollars announced by the Central Bank of Turkey on the date of such balance sheet for monetary assets and liabilities and at historical rates for capital and nonmonetary assets and liabilities. Any data from our consolidated statements of operations in US dollars derived from our consolidated financial statements are translated from New Turkish Lira into US dollars at historical rates. Unless otherwise indicated, the TL/$ exchange rate or TRY/$ exchange rate used in this annual report is the TL/$ exchange rate or TRY/$ exchange rate in respect of the date of the financial information being referred to.

        The following table sets forth, for the periods and the dates indicated, the Central Bank of Turkey's buying rates for US dollars. These rates may differ from the actual rates used in preparation of our consolidated financial statements and other information appearing herein. The TRY/$ exchange rate as of June 24, 2005 was TRY 1.3498 = $1.00.

	Year ended December 31,
	2000	2001	2002	2003	2004	2005(2)(3)
High	689,213	1,636,942	1,688,410	1,746,390	1,550,710	1.4000
Low	535,141	663,739	1,286,543	1,348,023	1,301,340	1.2541
Average(1)	628,478	1,241,391	1,513,611	1,492,581	1,422,514	1.3479
Period End	671,765	1,439,567	1,634,501	1,395,835	1,342,100	1.3498

(1)
Calculated based on the average of the exchange rates on the last day of each month during the relevant period.
(2)
Through June 24, 2005.
(3)
This column sets forth the Central Bank of Turkey's buying rates for US dollars expressed in New Turkish Lira.

	December 2004	January 2005(1)	February 2005(1)	March 2005(1)	April 2005(1)	May 2005(1)	June 2005(1)(2)
High	1,433,900	1.4000	1.3327	1.3838	1.3844	1.3844	1.3728
Low	1,342,100	1.3267	1.2885	1.2541	1.3356	1.3363	1.3436

Source:
Central Bank of Turkey
(1)
These columns set forth the Central Bank of Turkey's buying rates for US dollars expressed in New Turkish Lira.
(2)
Through June 24, 2005.

        No representation is made that the New Turkish Lira or the US dollar amounts in this annual report could have been or could be converted into US dollars or New Turkish Lira, as the case may be, at any particular rate. Changes in the exchange rate between New Turkish Lira and US dollars could affect our financial results. For a discussion of the effects of fluctuating exchange rates on our business, see "Item 5A. Operating Results."

3B.    Capitalization and Indebtedness

        Not applicable.

3C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

3D.    Risk Factors

        Economic developments in Turkey and in the global economy have had, and may continue to have, a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        Although the Turkish economy has showed signs of improvement and relative stability over the last two years, it had experienced significant turmoil in previous years. In particular, high inflation, volatility in the debt and equity markets, and a significant depreciation of the Turkish Lira against the U.S. dollar affected Turkey in 2001 and 2002. However, a new International Monetary Fund stand-by agreement introduced in 2002, tight macroeconomic and fiscal policies initiated by the Turkish government and the establishment of October 3, 2005 as the start of talks to evaluate Turkey for membership in the European Union (EU), has had a positive effect on the Turkish economy. The Turkish Lira has been appreciating against the US dollar since April 2003, although there have been short term periods where the Turkish Lira depreciated against the US dollar due to some political turmoil and international developments in emerging markets.

        Our consolidated financial condition, future operations and cash flows could be adversely affected by economic difficulties in the Turkish economy. In particular, our operating results, including average monthly revenue per user, may be negatively impacted as a result of the economic factors affecting the Turkish economy, which include the following factors:

  •
  widening of the current account deficit which accounted for 5% of GDP at the end of 2004, due to further appreciation of the New Turkish Lira and increasing consumer consumption in 2005. In addition, foreign direct investment into Turkey may remain weak which limits the potential of financing of the current account deficit;

  •
  sustainability of sovereign debt (the capacity to service debt) has been a concern with respect to the Turkish Economy for years. Turkey has made progress in restoring debt sustainability with positive primary surplus and growth and lowering of the borrowing costs.

  •
  increased inflation rates. Although inflation rates have come down to single digit levels in 2004 for the first time in 40 years, we can provide no assurance that this trend will continue. A sudden increase in inflation rate due to local and international factors like a huge rise in oil prices or depreciation of the New Turkish Lira may have a negative impact on the economy.

        In addition to the foregoing recent rejection of the EU constitution by voters in France and The Netherlands may cause a delay in EU accession process which is supposed to start on October 3, 2005. One of the political reasons that caused Turkish economy to further develop and improve is the start of the EU accession process on December 17, 2004. If this process is delayed or changed this may have a material adverse impact on the Turkish economy.

        Political developments in Turkey and its neighboring countries may have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity in the future.

        Turkey has been a parliamentary democracy since 1923, although the military has in the past played a significant role in politics and the Turkish government, intervening in the political process through coups in 1960, 1971 and 1980. A divided parliament and coalition government have been common traits of recent Turkish politics. In the 82 years since its formation, the Republic of Turkey has had 59 governments with political controversies frequently resulting in early elections. In Turkey's most recent national elections, held in November 2002, the Justice and Development Party ("AKP") won a supermajority in the Parliament. Recep Tayyip Erdogan has served as prime minister since March 2003.

        Any negative changes in the government and political environment, including conflicts between senior politicians in Turkey may create instability and may adversely affect the Turkish economy. In addition, the failure of the Turkish government to devise or implement appropriate economic programs, or the failure of the IMF to complete periodic reviews of the economic program introduced by the IMF in 2005, may also adversely affect the Turkish economy.

        Recently, the government has been criticized for its policies on issues related to Turkey's accession into the EU and IMF related issues. The government may also have difficulties addressing the economic and social demands of AKP's supporters. In particular, the AKP's core Islamist supporters have periodically expressed unhappiness with the government's handling of various matters of domestic and international policy. Despite previous attempts by the AKP to address these issues, some of these attempts have in the past faced resistance from the president and the military, and any future attempts may face similar resistance, which could potentially create political and economic instability within Turkey.

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

        Political uncertainty within Turkey, armed conflict and the threat of armed conflict in neighboring countries, such as Iran, Syria, Georgia and Armenia, historically have been among the potential risks associated with investment in Turkish companies. The uncertainty and potential instability surrounding the post-war situation in Iraq, as well as tension in and involving the Kurdish regions of northern Iraq could also have negative economic consequences for us. Recently there has been increased instability in Lebanon and increased tensions between Lebanon and Syria, resulting from the assassination of Rafik Hariri the former prime minister of Lebanon. This has contributed further to the already existing tensions in the Middle East.

        Although relations with the United States have always played a major role in the stability of the Turkish economy the relationship has become even more important due to the United States' presence and role in post-war Iraq. However, relations between Turkey and the United States have become much more delicate since the events surrounding the war in Iraq, and the situation in Iraq remains a considerable risk for Turkey. Furthermore, even though in recent years Turkey has undergone significant political and economic reforms, Turkey is generally considered by international investors to be an emerging market. In general, investing in the securities of issuers with substantial operations in emerging markets like Turkey involves a higher degree of risk than investing in the securities of issuers with substantial operations in the United States, the countries of the EU or other similar jurisdictions.

        In addition to our investments in Fintur, we have been operating a GSM network in Northern Cyprus since July 1999. Since 1983, Northern Cyprus has functioned as an independent state under the name The Turkish Republic of Northern Cyprus. Throughout that time, Northern Cypriot independence has been disputed by the southern Greek part of Cyprus. This dispute has resulted in periods of high tension and occasionally violence between the parties on Cyprus. In 2002, the EU invited the Greek Cypriot government to represent a united Cyprus as a member of the EU. As a result of this invitation direct talks were held between the leaders of the northern and southern parts of Cyprus in 2002 and 2003 concerning the future of the island and a peaceful solution to the problems between the two areas. In February 2004, the leaders resumed negotiations on the basis of a United Nations unification plan in the hope that Cyprus could be reunited prior to acceding to the EU. In April 2004, residents of the northern and southern parts of Cyprus voted on the United Nations reunification plan, which was marked by high participation rates on both sides. The residents of Northern Cyprus voted strongly in favor of the referendum, but the residents of Southern Cyprus overwhelmingly rejected it. This overwhelming rejection of the referendum by Southern Cypriots has led to concerns over the success of any further reunification efforts. Consequently, the island remained divided as Southern Cyprus joined the EU in May 2004.

        Any hostilities and/or political instability in Cyprus may have a material adverse effect on the Northern Cypriot economy as well as on the economy of Turkey, the progress of Turkey's accession talks with the EU and on our investments and business in Northern Cyprus.

        Competition in our home market has increased in recent years and may continue to increase in the future.

        We currently face competition from Telsim and Avea in the GSM sector. Avea was established from the February 2004 merger of Aycell, an affiliate of Turk Telekom which is the fixed-line telephone operator in Turkey, and Is-Tim, a company formed by Telecom Italia and Isbank, one of the largest private banks in Turkey. Telsim, which is our principal competitor, began offering mobile services shortly after us in 1994. In February 2004, Turkey's Savings and Deposit Insurance Fund (the "SDIF") took over the management of Telsim due to the high amount of debt owed by the owners of Telsim to the government and shortly after the takeover, began an aggressive acquisition campaign to increase its subscriber base. The SDIF has announced that it is planning to sell Telsim to a third party and such sale may be consummated during 2005. According to press reports both international firms and major Turkish conglomerates have expressed interest in purchasing Telsim. If Telsim is sold to a powerful national or international group, its competitive position may be enhanced.

        Is-Tim and Aycell received their GSM 1800 licenses in September 2000. Is-Tim began offering GSM services in March 2001, and Aycell began offering GSM services in December 2001. The merged entity, Avea, may benefit from its position as an affiliate of Turk Telekom (which owns 40% of Avea) by entering into agreements with Turk Telekom on terms not available to other network operators in arms-length transactions. Although the legal merger of Is-Tim and Aycell was completed in February 2004, the process of merging the two businesses has not been fully completed yet. After this process, which includes completion of the merger of operational and technical aspects of the organization by combining Aria and Aycell's GSM networks, distribution channels, and other assets, is complete, Avea may be able to reduce its costs and increase its efficiency, thereby becoming a stronger competitor.

        In addition to the foregoing competitors, we expect to face direct competition from, among others, value added service providers and from mobile virtual network operators, fixed line telephony providers and long-distance carriers. In May 2004, the Telecommunications Authority granted long-distance licenses, which will allow the licensees to provide both domestic and international long-distance telephony services. As of March 2005, 43 companies received their licenses but only 22 signed the interconnection agreement with Turk Telekom, of which only 5 became operative. The rest of the companies which received their licenses but did not sign an interconnection agreement with Turk Telecom, continue to oppose being subject to the interconnection rates set by the Telecommunications Authority, arguing that the rates are too high compared to the average benchmark rates in Europe. Although these licenses are unlikely to have an immediate effect on our operations, in the long term these licenses could have the effect of driving down prices and shifting traffic patterns for long distance calls in Turkey. Furthermore, interconnection and access regulations may lead to an increase in price differentials and in competition.

        The Telecommunications Authority has announced that it may award Value Added Services ("VAS") operators licenses. Although it is unclear when or even if the Telecommunications Authority will issue such licenses, if such licenses issued, could reduce our influence in the VAS partnering market. The proposed licenses would permit VAS operators to provide their services to any GSM operator in the market and would lead to a change in pricing from the current revenue-sharing model to an interconnection fee model, which could have a negative impact on our revenues.

        The Telecommunications Authority may distribute Mobile Virtual Network Operator ("MVNO") licenses in the future. MVNOs are virtual operators with little or no network infrastructure that use GSM operator infrastructure to offer basic mobile services (typically voice, SMS or other data services), usually at a lower cost to the end customer. In accordance with the Telecommunications Authority Regulation, we will be required to provide access and/or interconnection services to requesting MVNOs, which may place us at a competitive disadvantage against them. The Telecommunications

Authority has not announced a timetable for the issuance of MVNO licenses and it is unclear when or if the Telecommunications Authority will issue such licenses. Therefore issues surrounding the grant of the licenses remain unclear, including the number of licenses, the cost per license and the type of MVNO license (i.e. whether access will be mandated or left to a commercial agreement between the MVNO and the GSM operator).

        The Telecommunications Authority is also in the process of preparing regulations regarding number portability. We believe that the introduction of number portability in the Turkish market may have a significant impact on the competitive environment in Turkey and may lead to an increase in churn rates. We do not know when or if the Telecommunications Authority will issue regulations regarding number portability and what terms will be included in any such regulation.

        The Telecommunications Authority has not announced the launch date for third generation ("3G") licenses. Although the timing, number of licenses and cost per license are currently not known we believe that the issuance of 3G licenses and the introduction of 3G services in Turkey could lead to significant changes in the competitive environment in Turkey.

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

        The mobile telecommunications penetration rate in Turkey is relatively low in comparison to penetration rates in other EU countries. The development of our business will depend, in large part, on the future level of demand for mobile telecommunications in Turkey. Although we expect continued growth in the number of mobile telecommunications subscribers in Turkey, the size and usage patterns of our future subscriber base will be affected by a number of factors, many of which are outside our control. Such factors include, general economic conditions, the gross domestic product per capita of Turkey, the development of the GSM market and any rival technology for the provision of mobile telecommunications services, the price of handsets, the availability, quality and cost to the subscriber of competing mobile services and improvements in the quality and availability of fixed-line telephone services in Turkey. The economic crisis in Turkey in 2001 adversely impacted our operations and adversely affected us by decreasing the rate of subscriber growth and causing a significant decline in average monthly minutes of use per subscriber and average monthly revenue per user. Similarly, any possible future disruptions in the Turkish economy could lead to further declines in the rate of subscriber growth and decreases in average monthly revenue per user and/or average monthly minutes of use per subscriber. Given these factors, it is difficult to predict with any degree of certainty the future growth of either mobile telecommunications services in Turkey or the number of our subscribers.

        A large amount of our business is or may be subject to significant legal and regulatory restrictions.

        Turkey's Telecommunications Authority is empowered to regulate licensing, competition, ownership, frequency allocation and arrangements pertaining to interconnection and general operations of GSM networks. The Telecommunications Authority is responsible for issuing licenses and general permissions as well as concluding concessions or agreements with the operators. Therefore, actions of the Turkish government, the Telecommunications Authority or other regulatory authorities in Turkey (such as the Competition Board) have in the past, and could in the future, adversely affect our business. Such actions could include:

  •
  changes in the laws, regulations or governmental policy, or their interpretation, including revisions to the interconnection and access regime or the imposition of price controls;

  •
  changes in taxation, such as the increases in value added tax (VAT) in December 1999 from 15% to 17% and in May 2001 from 17% to 18%;

  •
  the imposition of taxes on mobile telephone usage, such as the special communications tax of 25% imposed after the earthquakes in Turkey in December 1999, which was made permanent in 2004, or the imposition of consumption taxes or other taxes on subscribers or mobile operators;

  •
  granting additional mobile telephone licenses or other telephony licenses to new entrants and existing operators;

  •
  the establishment of limitations on our operations or restrictions on our ability to provide services to existing or new subscribers;

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

        The Telecommunications Authority designated us as an "operator holding significant market power" in the mobile call termination services market, which means we are required to provide interconnection services to competing networks at cost-based pricing.

        In 2004, the Telecommunications Authority designated Turkcell and Telsim as an "operator holding significant market power" in the GSM mobile call termination services market. On January 4, 2005, the Telecommunications Authority designated only Turkcell as an "operator holding significant market power", which reflects the fact that Telsim is no longer designated as such an operator. As a result of this designation we are required to provide interconnection services to any requesting operator at a price based on our cost while they are entitled to charge us more for interconnection to their network, which may put us at a competitive disadvantage to other operators.

        The designation comes from the Access and Interconnection Regulation, promulgated by the Telecommunications Authority on May 23, 2003. The Regulation requires all operators in Turkey to enter into negotiations with any other operator who requests interconnection services. The Regulation imposes more stringent requirements on operators designated by the Telecommunications Authority as

"operators holding significant market power." Operators, other than those designated as holding significant market power, have the right to freely set the prices they charge other operators for interconnection services. However, operators designated as holding significant market power are required to provide interconnection services to any requesting operator at cost. If the parties are unable to reach an agreement, the Telecommunications Authority may intervene to establish the terms between the parties.

        As disclosed in "Item 4B. Business Overview—Regulation of the Turkish Telecommunications Industry", in September 2004, the Telecommunications Authority published the "Standard Reference Interconnection Tariffs", which recommends call termination fees for operators holding significant market power in the GSM mobile call termination services market and Turk Telekom. In practice, these "Standard Reference Interconnection Tariffs" are not directly applicable to our current or future interconnection agreements. However, if the Telecommunications Authority decides in the future to set the termination fees for us and others with our market position it may use these tariffs as the basic tariffs to be applied to us. The call termination rates set forth in the "Standard Reference Interconnection Tariffs" are lower than the current termination rates set forth in our interconnection agreements and could be applied by the Telecommunications Authority in the event that new pricing terms for interconnections among operators are not agreed. As a result, the Telecommunications Authority may set standard rates for terminations made on our networks and set standard rates for terminations of our calls on other networks. However, we cannot predict the timing or impact of any such change.

        Additionally, the Telecommunications Authority announced the creation of a working group that will designate all GSM operators in Turkey as "operators holding significant market power" in the GSM mobile call termination services market beginning from 2006, in accordance with EU regulations and the requirements of the EU Commission.

        We are required to renew our existing interconnection agreements, and we may not be able to do so on terms that are favorable to us.

        The Access and Interconnection Regulation required us to renew all of our existing interconnection agreements with the other telecommunications providers in Turkey. We amended our interconnection agreement with Turk Telekom on September 20, 2003 and with Telsim on October 13, 2003, and agreed on new call termination charges on domestic and international calls. We and Avea signed a protocol after the merger of Aycell and Is-Tim. According to the protocol, the interconnection agreement between Turkcell and Aycell dated July 19, 2001 has been cancelled. The parties have agreed that the interconnection agreement that we entered into with Is-Tim in March 2001 will govern the relationship between the merged entity and us. For more detailed information regarding the agreement, please see "Item 4B. Business Overview—Regulation of the Turkish Telecommunications Industry".

        As part of the interconnection agreements entered into with other GSM operators, the pricing terms of the agreements were to be revised after June 30, 2004 with mobile operators and after December 31, 2004 with Turk Telekom, based on regulations promulgated by the Telecommunications Authority and taking into account cost structures and inflationary adjustments. As a result of this requirement, we have gone through a process of negotiating new pricing terms with each mobile operator and Turk Telekom. As of the date of this annual report we have been unable to agree to new terms with the other GSM operators and Turk Telekom. Telsim and Turk Telekom have approached the Telecommunications Authority for relief in accordance with the Access and Interconnection Regulation, which provides that if operators cannot agree on the interconnection agreement terms within three months, each of the negotiating parties has the right to apply to the Telecommunications Authority for reconciliation. The Telecommunications Authority has the authority to set the call termination fees to be applied by each operator with respect to any interconnection agreement. As a result, the

Telecommunications Authority may set standard rates for terminations made on our networks and standard rates for terminations on other networks. However, we cannot predict the timing or impact of any such change. We cannot ensure that the new pricing terms negotiated by us and the other operators, or imposed on us by the Telecommunications Authority during 2005 or for other subsequent periods will be favorable to us. The current termination charges are not as favorable to us as they have been previously as we are paying more and receiving less compared to previous periods. In addition, the impact of the new pricing terms or possible future changes and their long term impact is not clear as the revenue composition will be dependent on future changes in traffic, call patterns and consumer behavior, including the response of consumers to changes in retail end-user pricing.

        The Telecommunications Authority wants to set the maximum tariffs that we can charge our subscribers in its sole discretion in all respects.

        Our license agreement regulates our ability to determine our tariff for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the Telecommunications Authority sets the initial maximum tariffs. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs based on, in the case of maximum tariffs established in Turkish Lira, the Turkish Consumer Price Index announced by the Ministry of Industry and Trade Industry of Turkey minus 3% of this index.

        The Telecommunications Authority has informed us that it wants to amend the license agreement to allow it to set the maximum tariffs that we can charge our subscribers in its sole discretion in all respects. If the Telecommunications Authority succeeds in obtaining this authority to set maximum tariffs in its sole discretion rather than pursuant to the existing formula either through the amendment of our license agreement or regulatory action, the Telecommunications Authority could establish maximum tariffs which will not permit us to increase rates to a level sufficient for us to ensure adequate financial performance, which could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. For more information on the Telecommunications Authority's adjustments to tariffs, see "Item 4B. Business Overview—Regulation of the Turkish Telecommunications Industry."

        We could face severe penalties, including limitation or revocation of our license in extreme cases, if applicable regulatory authorities determine that we are not in compliance with the requirements of our license or applicable regulations.

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

        We may incur penalties for delays in meeting quality requirements. Failure to meet any requirement in our license could also result in the limitation or revocation of our license. Our license is subject to interpretation, modification and termination by the Telecommunications Authority if we become bankrupt, if we fail to perform the obligations under our license, if we operate outside of our approved frequencies or if we fail to pay amounts required to be paid under our license. In addition, the Telecommunications Authority may terminate our license in cases of gross negligence. As a result, although we believe that we currently are in material compliance with all the requirements of our license, including the requirements regarding geographic and population coverage and minimum service quality standards, disagreement between us and regulators regarding such interpretations may arise that could, in turn, lead to the revocation of our license. In addition, Turkey's accession talks with the EU may require further modifications in the regulatory framework governing the Turkish telecommunications industry.

        Lack of clarity with respect to Turkish Telecommunications law, the Turkish legal system, our license and/or the regulatory framework governing the Turkish telecommunications industry could impede our ability to operate effectively under our license and have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        For a description of our license and the regulatory regime under which we operate in Turkey, see "Item 4B. Business Overview—Regulation of the Turkish Telecommunications Industry."

        In addition to the foregoing, our indirectly-owned subsidiary Astelit holds GSM license in Ukraine. If Astelit fails to comply with the terms and conditions of its license agreement it may incur significant penalties, which could have a material adverse effect on our international expansion strategy and our business and results of operations.

        We are involved in various claims and legal actions arising in the ordinary course of our business.

        We are involved in various claims and legal actions with governmental authorities in Turkey, including the Competition Board and the Telecommunications Authority, and certain other parties. In addition, we may be involved in additional claims and legal actions with various governmental and other parties in the future. For a more detailed discussion of all of our significant disputes, see "Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings."

        We may not be able to obtain the financing we need to fund our current operations, capital expenditures and financing costs or to maintain and enhance our network.

        Building, enhancing, operating and maintaining a mobile telephone network like ours requires substantial capital investment and marketing investments over a period of years, which we have financed mostly through indebtedness. From the receipt of our license until December 31, 2004, we have invested approximately $4.4 billion on a consolidated basis in acquiring our license and assets for the development of our network. As of December 31, 2004, we had, on a consolidated basis, total indebtedness of $832.6 million.

        We believe that we will be able to finance our current operations, capital expenditures and financing costs in Turkey and maintain and enhance our GSM network in Turkey in 2005 through our operating cash flow, our strong cash balance as of December 31, 2004 and certain new financings and debt restructurings that we completed in 2004. However, we may face additional financial burdens and risks arising from the acquisition of a potential 3G license and our existing international operations such as the development of GSM network in Ukraine and our potential future investment in Irancell in Iran as well as future international and domestic investment plans. These operations and potential future operations may require us to make investments, or provide payment guarantees or mandatory equity contributions, all of which could result in new financings. In addition, if there is a significant deterioration in the macroeconomic situation in Turkey, the mobile telecommunications services industry in Turkey, or other shocks or disruptions to our business, we may be required to seek additional financing. If we do need to seek additional financing, we may be unable to obtain such financing on terms favorable to us, or at all.

        We are exposed to foreign exchange rate risks that could significantly impact our ability to meet our obligations and finance our network construction.

        A substantial majority of our debt obligations and capital expenditures are, and are expected to continue to be, denominated in US dollars, Euros and Swedish Krona. By contrast, a significant portion of our revenues are, and will continue to be, denominated in New Turkish Lira. Although we have successfully operated in a hyper-inflationary environment with continuous devaluation of the New Turkish Lira since our inception, sudden increases in inflation or the devaluation rate have had an adverse effect on our consolidated financial condition or results of operations, or liquidity. A further increase in inflation or the devaluation rate may have an adverse impact on our future financial condition or results of operations.

        We use analytical techniques such as market valuation and sensitivity and volatility analysis to manage and monitor foreign exchange risk. We keep some of our monetary assets in US dollars, Euros and Swedish Krona to reduce our foreign currency exposure. To manage our foreign exchange risk more efficiently, we have entered into forward transactions to buy US dollars, and in 2004 we purchased $175.0 million through these forward transactions. Meanwhile, we are committed to buy more foreign currency than the notional transaction amount if the spot rate falls below the forward level. As of May 31, 2005, the notional amount of forward US dollars purchases is $189.0 million and the amount can increase up to $378.0 million depending on the spot level at maturity. Some of these forward contracts knock-out at predetermined strike levels which will expose us to USD/TRY devaluation risk. We have entered into forward agreements on various dates with maturities ranging from one to six months, agreeing to purchase US dollars against New Turkish Lira at pre-determined levels. Forward purchases are decided according to significant outgoing US dollars payment dates in order to hedge against sudden foreign currency movements. Under the forward contracts with knock-out options, more favorable forward purchase rates are achieved in return for the risk of no purchase.

        The maximum tariffs we may charge are adjusted periodically pursuant to a formula set forth in our license agreement. The license agreement regulates our ability to determine our tariff for GSM services. The Telecommunications Authority sets the initial maximum tariff and thereafter our license provides a formula for adjusting the maximum tariff every six months, which is based on the consumer price index. Although we believe the tariff structure in our license will, in most instances, permit adjustments designed to offset the devaluation of the New Turkish Lira against the US dollar, any such devaluation that we are unable to offset will require us to use a larger portion of our revenues to service our non-New Turkish Lira foreign currency obligations. Additionally, in the event that the Telecommunications Authority were to establish maximum tariffs at levels below those that would enable us to adjust our rates to offset devaluations, it could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

        In addition to the foregoing risks, we also face risks associated with the appreciation of the New Turkish Lira against the US dollar. Because we keep a significant proportion of our monetary assets in US dollars, a significant increase in the value of the New Turkish Lira would reduce the effective value to us of such holdings. Additionally, our liabilities relating to the settlement agreements with the Turkish Treasury and Turk Telekom and to legal disputes are in New Turkish Lira. An appreciation of the New Turkish Lira relative to the US dollar would impact the value of our liabilities in terms of the US dollar and could have a material adverse effect on our results of operations.

        We incurred currency translation losses of approximately $18.0 million, $102.4 million and $11.2 million for the years ended December 31, 2002, 2003 and 2004, respectively. Although we expect that the macroeconomic situation in Turkey will stabilize, we can make no assurance that our expectations will prove correct and we may incur translation losses in the future.

        We are also exposed to interest rate risk on our variable rate borrowings; an increase in Libor rates would increase our interest exposure through increased interest expense.

        As of December 31, 2004, approximately 40% of our outstanding debt was variable rate debt, an increase in the Libor rates will cause an increase in the amount of interest we are required to service. In order to hedge our interest rate risk, we continue to look for hedging alternatives such as interest rate swaps. We currently do not have any outstanding swap arrangements due to the cost of such arrangements in the market.

        However, we have set the Libor rate for one year for some of our floating loans instead of the usual market practice of three or six months in order to partially hedge our interest rate risk against possible short term interest rate increases.

        Any damage to our brand could have a material adverse effect on our operations.

        Turkcell is one of Turkey's best known and well-respected brands. The brand has key attributes such as "prestige", "trustworthiness" and "empowerment through innovative technology". Any damage to the brand's perception in the minds of consumers could endanger our ability to acquire and retain higher profile customers and charge a premium for products and services. Furthermore, we may be unable to repair any damage to our brand's perception without significant expenditures or management resources, if at all.

        The Cukurova Group and TeliaSonera together currently hold a majority of our outstanding share capital which allows them together to exercise a controlling influence over us. This ownership may also have the effect of delaying, deferring or preventing a change of control of Turkcell.

        As of the date of this annual report, the Cukurova Group and TeliaSonera currently own, directly or indirectly, approximately 40.3% and 37.1%, respectively, of our share capital.

        In addition, if the Cukurova Group and TeliaSonera act together they have the ability to exercise a controlling influence over matters requiring a simple majority vote of the shareholders at a general assembly, such as the right to vote against changes to our articles of association and the right to approve the annual accounts. TeliaSonera and the Cukurova Group hold a portion of their interests in us through Turkcell Holding, a holding company that holds 51% of our shares. To the extent that the interests of the Cukurova Group and TeliaSonera might differ from our interests or those of our other shareholders, we or our other shareholders could be disadvantaged by any actions that the Cukurova Group and TeliaSonera might seek to pursue.

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

        TeliaSonera and the Cukurova Group announced on March 25, 2005, that they had agreed on the Cukurova Group's transfer of approximately 53% Turkcell Holding A.S. B Class shares to TeliaSonera for a price of $3.1 billion. This proposed transfer was also approved in our Annual General Assembly by affirmative vote of 99.55% of our shareholders present in the General Assembly. The sale was subject to completion of due diligence, the finalization of necessary documentation, the receipt of necessary legal and regulatory approvals and compliance with all applicable laws and regulations.

        If the sale were completed, TeliaSonera would directly and indirectly own approximately 64% of our shares including approximately 100% of the shares of Turkcell Holding and as a result, would have controlling power over us. However, the parties could not reach a final agreement. On May 23, 2005,

TeliaSonera announced that although the parties agreed on all material terms to the final share purchase agreement in late March and that it had completed its due diligence, Cukurova has not signed the negotiated final share purchase agreement although the deadline of May 23 has passed. TeliaSonera believes that Cukurova is still required to complete the transaction and further stated that the agreement provided that the parties were required to act in good faith and use their reasonable best endeavors to conclude the due diligence and a final share purchase agreement. TeliaSonera believes that Cukurova has not acted accordingly and therefore, TeliaSonera has stated that it will pursue legal actions to protect its rights. Cukurova also released an announcement on May 23, in which it stated that in light of public demand for keeping the control of such a prestigious company within a Turkish company and in light of the public's objections over the tender offer exemption that TeliaSonera was intending to apply for to the Turkish Capital Markets Board, Cukurova would look for alternatives that would not necessitate a change of control in Turkcell. On June 7, 2005, TeliaSonera further announced that it had applied to the ICC International Court of Arbitration for the protection of its rights with regard to this deal and that TeliaSonera strongly believes that Cukurova Group is under the obligation to show its best efforts and to act in good faith for the completion of the transactions. In addition, on June 17, 2005, TeliaSonera announced that it has also filed a request for interim measures at a civil court in Geneva and asking the court to prohibit Cukurova from initiating or continuing any contacts with third parties other than TeliaSonera, with a view to sell or pledge shares in Turkcell Holding.

        Upon the foregoing, on June 22, 2005, Cukurova announced that it has reached an agreement with the Russian Alfa Group on a financing package of $3.3 billion. In its announcement, Cukurova explained that the financing will consist of a loan amounting to approximately $1.7 billion with a 6-year maturity to be granted by the Alfa Group to the Cukurova Group, and the issuance of bonds by the Cukurova Group amounting to approximately $1.6 billion with a maturity year of 2011. Cukurova expressed that they anticipate that the bonds will be exchangeable into shares of a Cukurova group company after 18 months following their issuance. As a result of this exchange, the Alfa Group would hold an indirect shareholding of 13.2% in Turkcell, which would mean the entrance of a new significant shareholder. The financing agreement between the Alfa Group and the Cukurova Group is subject to completion of due diligence, the finalization of necessary documentation, the receipt of necessary legal and regulatory approvals and compliance with all applicable laws and regulations.

        The foregoing disputes between the Cukurova Group and TeliaSonera could result in the failure of the two shareholders to have a cooperative relationship, which could adversely impact the ability of our principal shareholders to achieve the consensus necessary to approve important matters relating to our business and operations. Furthermore, if the Alfa Group were to acquire a significant stake in our shares, the introduction of a third major shareholder may further lead to a restructuring in the Company's board of directors to reflect the new shareholding structure.

        Pursuant to an agreement between the Cukurova Group and the SDIF related to Yapi Kredi Bank ("YKB") whose major shareholder has been Cukurova Group (YKB holds directly and indirectly 13.1% of our shares), the Cukurova Group has agreed to transfer its shares in YKB to Koc Finansal Hizmetler A.S. ("Koc"). As a result of such transaction, the Turkcell shares owned by YKB (approximately 2.9% of the total) and the Turkcell Holding A.S. shares owned by YKB (approximately 20.0% of the total) shall be indirectly owned by Koc. However, according to the share transfer agreement between the Cukurova Group and Koc, the Cukurova Group shall have the option to purchase Turkcell Holding A.S. shares and Turkcell shares owned by YKB within one year of the closing of the share sale transaction. The outcome of this transaction may also have material impact on our overall shareholder structure, as Cukuorva Group's 40.3% direct and indirect holdings in Turkcell includes YKB's 13.1% direct and indirect shareholding in Turkcell.

        We hold interests in several associated companies that may expose us to various economic, political, social, financial and liquidity risks and may not provide the benefits that we expect.

        We work through associated companies both within Turkey and internationally. Our international investments in associated companies could expose us to economic, political, social, financial and liquidity risks in Georgia, Azerbaijan, Kazakhstan, Moldova and Ukraine which were all part of the former Soviet Union until each republic gained its independence in 1991. Azerbaijan, Georgia, Kazakhstan, Moldova and Ukraine are generally considered by international investors to be emerging markets. Their legal systems, including telecommunications regulations, are relatively underdeveloped and their economies have only recently begun to open to market principles after years of functioning under the Soviet system of central planning. Market institutions and commercial practices are weak and undeveloped. There can be no assurance that political, legal, economic, social or other developments in these nations will not have an adverse impact on our investments and businesses in these countries. In addition, we have operated a GSM Network in Northern Cyprus since July 1999, which may expose us to a number of risks. See "—Political developments in Turkey and its neighboring countries may have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity in the future."

        In addition to the foregoing international operations, we hope to establish operations in Iran through a majority-owned subsidiary, dependent on further negotiations with consortium partners and the new government of Iran. As discussed elsewhere in this annual report, recent decisions by the Iranian government may have a negative impact on our expansion plans in Iran and have raised questions about the future of our potential investment in Iran. See "—Recent decisions by the Iranian government may have a negative impact on our expansion plans in Iran." Notwithstanding the foregoing, to the extent that we are successful in establishing and later conducting operations in the Iranian market in the future, the success of these operations will depend, in part, on economic and political stability in Iran in the future. Despite the increasing political stability in Iran and efforts by the previous Iranian government to implement reforms to encourage foreign investment, Iran is still exposed to internal and external risks. In particular, political uncertainty in Iran, specifically the uncertainty regarding the newly elected government and the economic and political policies that they will pursue, and armed conflict and the threat of armed conflict in neighboring countries are some of the principal risks associated with investment in Iranian companies. In addition to the foregoing political and economic risks, our planned operation in Iran will face additional risks resulting from the underdeveloped legal and regulatory regime in Iran.

        Our international operations may not benefit us in the way we expect for the reasons cited above, as well as other reasons, including general macroeconomic conditions, poor management, legal, regulatory or political obstacles.

        Recent decisions by the Iranian government may have a negative impact on our expansion plans in Iran.

        The Irancell consortium, of which we are a member, and the Iranian government entered into a GSM license agreement in September 2004. Irancell will not become a licensed GSM operator until the license fee of €300 million is paid and all other issues with the Iranian government are resolved.

        In April 2005, the Parliament of Iran amended the license agreement that had been agreed between Irancell and the government, which will, among other things, decrease our voting stock in Irancell from 51% to 49%. In May 2005 the Iran Guardian Council approved all of the amendments to the license agreement between Irancell and the government that were proposed by the Iranian Parliament. In addition, the proposal approved by the Guardian Council includes several additional material amendments to the terms of the license agreement. As a consequence of these developments, we plan to evaluate the potential elements of the new structure and extend discussions with local authorities as well as current and potential partners to ensure appropriate ownership structure and management controls in the local company as well as the amendments to the license agreement conditions. We can provide no assurance that we will be able to reach an agreement that is satisfactory to us, if at all.

        As already announced, we have fully met all tender requirements. At this point, Turkcell has incurred operational and financial expenses of approximately $27 million, although no investments have been made in Iran. A €210 million guarantee that we had issued to the Iranian government matured in February 2005 and has not been further extended. We have notified HSBC plc that we will not request any extension of the payment guarantee beyond March 7, 2005 and stated that HSBC plc can release the payment guarantee. However, we have not been released from our payment guarantee which requires approval of the Iranian authorities. A total of €90 million paid by us as capital advances to Irancell during 2004 have been repaid by Iranian authorities on March 16 and March 17, 2005. Although we remain interested in commencing operations in Iran and continue working to ensure that we can do so, to the extent that we cannot resolve our issues with the Iranian government, we may be unable to commence operations in Iran.

        We have financial exposure relating to outstanding receivables from and guarantees on behalf of Digital Platform Iletisim Hizmetleri, A.S.

        Digital Platform Iletisim Hizmetleri, A.S. ("Digital Platform"), a direct-to-home digital broadcasting company that is owned by the Cukurova Group, holds the broadcasting rights for the Turkish Super Football League until May 2008.

        Our receivables from Digital Platform, as of December 31, 2004, with which we have signed several agreements, is $73.2 million. In addition, we have an outstanding risk of approximately $25.1 million from corporate guarantees we have given on behalf of Digital Platform to various lenders. On January 3, 2005, the management of Digital Platform submitted an agreement proposing the rescheduling of its outstanding obligations owed to us. On January 14, 2005, our Board of Directors resolved to make the necessary amendments to the agreement proposed by Digital Platform in order to make the agreement consistent with our corporate requirements and authorized our management to come to an agreement with Digital Platform. We currently believe that it is unlikely that we will not recover our receivables. However, there can be no assurance that we will recover all or any of our receivables. For more information on our transactions with Digital Platform, see "Item 7B. Related Party Transactions—Digital Platform Iletisim Hizmetleri A.S. (Digital Platform)."

        One of our shareholders has been seized by Turkish regulators.

        On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (the "BRSA") transferred the management and supervision of Pamukbank T.A.S. (Pamukbank), one of our shareholders whose majority shares are owned by the Cukurova Group, to the SDIF. On January 31, 2003, the BRSA announced that it reached an agreement with the Cukurova Group whereby the Cukurova Group agreed to purchase the Turkcell shares, together with Turkcell Holding A.S. shares, owned by Pamukbank and Pamuk Factoring, which merged with Halkbank in November 2004. On April 25, 2003, the shares were transferred to the Cukurova Group. The shares transferred to the Cukurova Group have been pledged to the SDIF. Upon payment of the Cukurova Group in accordance with the provisions of the agreement with the SDIF this pledge was removed from our share book.

        Spectrum limitations may adversely affect our ability to provide services to our subscribers.

        The number of subscribers that can be accommodated on a mobile network is constrained by the amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure. Spectrum is a continuous range of frequencies within which the waves have certain specific characteristics. A number of techniques can be employed to increase the effective carrying capacity of a given allocation of spectrum. Beyond a certain point, however, it may become impracticable to apply these techniques in densely populated metropolitan areas for reasons of cost or technological limitations. Creating more capacity for mobile voice and data traffic as our subscriber base and service offerings increase without any additional spectrum is only possible by sacrificing network radio quality. We only have 10 MHz of spectrum in the 900 MHz band, which may not be sufficient to accommodate the growth of our subscriber base or the increasing use of higher bandwidth applications. In particular, we currently face a lack of available frequencies in certain areas, particularly metropolitan areas. We may request from the Telecommunications Authority additional spectrum in the 900 MHz band if it is available. However, there can be no assurance that the Telecommunications Authority will award some or all of the remaining GSM spectrum in the 900MHz band or some additional spectrum in the 1800 MHz band to us at reasonable cost or that it will not make such an award to one of our competitors or not make any such award at all. Achieving enough spectrum to ensure longer term provision of quality services may only be possible with 3G/UMTS infrastructure.

        The communications industry is subject to rapid and significant changes in technology that could reduce the appeal of our services or require us to increase our capital expenditures.

        In the last decade, the growth in the telecommunication industry has been fueled by internet, multimedia and cellular mobile technologies. New technologies in the mobile phone service area requiring high data throughput, like streaming and video services will be a likely avenue for growth in the future. Due to increasing competition we could finally come to the technical limitations of GSM, which will precipitate the need for increased capital expenditure due to the low or medium data speeds and capacity limitations of GSM.

        GSM could also face competition from different technologies, especially in the wireless data field. As wireless data access, such as WLAN & WiMax, become the preferential technology of U.S. suppliers and as public WLAN applications become increasingly popular in Europe, reliance on GPRS traffic may be diminished. Due to this technology, many GSM operators, although not Turkcell actually operate in the Public WLAN hot-spot business to increase the variety of access types and regulate their incoming data traffic. We also face regulatory limitations in the area of Wi-Fi technology due to conditions imposed on us by our license agreement which could hinder its ability to enter this market. Specifically, our license agreement limits the types of services that we may provide, including public WLAN installations, and requires us to obtain permission from the Telecommunications Authority prior to providing such services.

        Also, voice communication seems to be influenced by GSM/WLAN convergence which is presented as a new business model for the communications market. Under this model, as the user enters WLAN coverage at his home or office, his handset seamlessly switches over WLAN to use VoIP instead of GSM. We are also restricted from carrying any other traffic other than GSM due to the terms of our license agreement with the Turkish government. Turk Telekom and Avea may develop a joint model for such a business which could increase churn in subscribers away from us.

        If the granting of 3G licenses is delayed further, the only solution for broadband services is to speed-up the EDGE coverage under our radio network. We have already launched commercial EDGE services, but in the case of long delays in the granting of 3G licenses, any inadequacy in EDGE coverage or quality problems in data rate may create dissatisfaction for heavy data users. Additionally, if we cannot obtain a 3G license, further frequency problems and possible damage to our image could occur. Furthermore, utilization of CDMA2000 technology in the IMT2000 band or for the 450 MHz band is another threat posed to us. CDMA2000-EV-DO coverage in 450MHz band has a large cost advantage over the 900 MHz band. This cost advantage reflects directly on the price of a subscriber's mobile data tariff.

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

        Our ability to provide commercially viable telecommunications services depends upon our ability to interconnect with the networks operated by the other telecommunications operators in Turkey in order to complete calls between our subscribers and parties on the Turk Telekom fixed-line network or other mobile telecommunications networks in Turkey. If these other operators do not provide reliable, quality interconnections with sufficient capacity to us on a consistent basis, this could have a material adverse effect on our quality of service. See "Item 4B. Business Overview—Regulation of the Turkish Telecommunications Industry—Turk Telekom, Telsim, Aycell, Is-Tim, Milleni.com and Globalstar Interconnection Agreements—Turk Telekom Interconnection Agreement" and "—Agreements concluded with the Operators Licensed to Provide International Transit Traffic Services".

        There are alleged health risks related to base transmitter stations and the use of handsets which could expose us to liability and lead to reduced usage of mobile phones.

        We are aware of allegations that there may be health risks associated with the effects of electromagnetic signals from base transmitter stations and from mobile telephone handsets. While there is currently no substantiated link between exposure to electromagnetic signals at the level transmitted by our base transceiver stations and mobile telephone handsets and long-term damage to health, the actual or perceived health risks of mobile communications devices could adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in obtaining sites for base stations and exposure to potential liability. Furthermore, we may not be able to obtain insurance with respect to such liability on commercially reasonable terms. In recent years, legal proceedings have been brought against GSM mobile operators seeking the removal of base station sites for health reasons. Such legal proceedings may make it more difficult for us to establish and maintain such sites.

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

        If management is unable to manage our operations effectively or maintain the quality of our service or if we are unable to retain key personnel, our business, consolidated financial condition or results of operations could be materially and adversely affected.

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

        In addition to the foregoing, our performance depends to a significant extent on the abilities and continued service of our key personnel. Competition for qualified telecommunications and information technology personnel in Turkey is intense. The loss of the services of these key personnel could adversely affect our financial condition or results of operations, particularly if a number of such persons joined a competitor.

        Our financial and operational flexibility is limited by the agreements related to our financing arrangements.

        The indenture governing the 12.75% bonds, due in August 2005, issued by Cellco, our special purpose vehicle restrict, among other things, our ability and the ability of some of our subsidiaries to:

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

We expect that we will repay the bonds when due in August 2005 from our cash flow with the cash generated from our operating activities.

ITEM 4.    INFORMATION ON THE COMPANY

4A.    History and Development of the Company

        Turkcell Iletisim Hizmetleri A.S., or Turkcell, a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. The address of our principal office is Turkcell Iletisim Hizmetleri A.S., Turkcell Plaza, Mesrutiyet Caddesi, No. 153, 34430 Tepebasi, Istanbul Turkey. Our telephone number is +90 (212) 313 10 00. Our website address is www.turkcell.com.tr. Our agent for service of process in the United States is CT Corporation, 111 8th Avenue 13th floor, New York, New York 10011.

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

        In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Istanbul Stock Exchange and our American Depositary Shares, or ADS's, on the New York Stock Exchange.

        Our subscriber base has grown from 63,500 at year-end 1994 to approximately 23.4 million at the year-end 2004. As of March 31, 2005, our subscriber base was approximately 24.3 million. In 2004, we had total revenues of $3,200.8 million, our EBITDA totaled $1,338.8 million, and we reported net income of $511.8 million.

4B.    Business Overview

        Based on our estimates, and announcements of the Telecommunications Authority, we are the leading provider of mobile services in Turkey in terms of number of subscribers. We provide high-quality mobile voice and data services using our GSM network. We have developed one of the premier mobile brands in Turkey by differentiating ourselves from our competition based on quality of service. As part of our focus on subscriber service and subscriber growth, we have introduced a wide range of mobile services intended to attract and retain subscribers with various service needs.

        Through a state-of-the-art GSM network, we provide comprehensive coverage of an area that as of December 31, 2004, included 100% of the population living in cities of 10,000 or more people, as well as 99.89% of the population living in cities of 5,000 or more people, 99.63% of the population living in cities of 3,000 or more people, as well as the 81 largest cities and the majority of the country's tourist areas and principal intercity highways. As of May 31, 2005, we provided service to our subscribers in 178 countries through roaming agreements with 456 operators.

        Our principal founding shareholders are Sonera Holding, formerly known as Telecom Finland Ltd. and currently owned by TeliaSonera, and the Cukurova Group. The Cukurova Group is one of Turkey's leading financial and industrial conglomerates, with important financial services and media assets in Turkey. TeliaSonera was formed in December 2002 with the merger of Sonera Corporation, a Finnish telecommunications provider, and Telia, a telecommunications operator in Sweden. We have benefited from Sonera's expertise in constructing and operating our GSM network and developing our services. Notwithstanding the merger between Sonera and Telia, we expect to continue to benefit from our relationship with Sonera in the future. We have also benefited from Cukurova's knowledge of the local environment, particularly in relation to marketing and distribution. As of June 20, 2005, TeliaSonera and the Cukurova Group own, directly or indirectly, approximately 37.1% and 40.3%, respectively, of our outstanding share capital. For additional information about the Cukurova Group's potential sale of certain of its holdings in Turkcell, see "Risk Factors—The Cukurova Group and TeliaSonera together currently hold a majority of our outstanding share capital which allows them together to exercise a controlling influence over us. This ownership may also have the effect of delaying, deferring or preventing a change of control of Turkcell."

Industry

  Overview

        GSM, currently one of four basic digital standards for mobile communications, was developed in 1987 in order to facilitate unification and integration of mobile communications within the EU.

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

        Today most GSM operators, in addition to the standard data service of 9.6 kilobits per second, have already begun to offer new technology standards such as High Speed Circuit Switched Data (HSCSD) and General Packet Radio Services (GPRS), which provide for network speeds of up to 57.6 Kbs and 160 Kbs, respectively, depending on radio network and mobile phone conditions. Enhanced Data rates for GSM Evolution, or EDGE, and Universal Mobile Telecommunications System, or UMTS, provide the means for making the networks suitable for high-speed wireless data services. We expect that EDGE and UMTS platforms will allow network speeds of up to 384 Kbs and 2 Mbs, respectively. Most of the countries in Western Europe have already been granted UMTS frequency band licenses to operators and commercial operations are emerging.

  The Turkish Mobile Market

        Turkey's population was estimated to be 72.3 million as of December 31, 2004. The Turkish population is young with an estimated average age of 27, which is lower than elsewhere in Western Europe, and the majority of the population lives in urban areas. In our opinion, these factors indicate growth potential for the mobile communications market in Turkey.

        There are currently three mobile communications operators in Turkey: Turkcell, Telsim, and Avea (the company resulting from the merger of Is-Tim and Aycell) and a total of 34.7 million GSM lines as of December 31, 2004 according to the Telecommunications Authority.

        Telsim, our principal competitor, received a 25-year license at the same time as we did on what we believe are identical terms, including the $500 million upfront license fee. Telsim was seized by the Security Deposit Insurance Fund (SDIF) in February 2004 as a result of the debts owed by its controlling shareholders, the Uzan family, to the Turkish Government. In July 2004, the Turkish Government enacted a law allowing the SDIF to sell a majority stake in companies owned by the SDIF, including Telsim, to foreign companies. In September 2004, the government officially announced the commencement of the sale process for Telsim. After the finalization of Telsim's legal sale proposal, the SDIF is expected to start the sale process. A draft directive regarding the sale of companies possessed by the SDIF (including Telsim) has been sent to a subcommission by the Turkish Parliament Planning and Budgeting Commission for detailed analysis and has been approved by the Turkish Parliament in March 2005. The sale of Telsim is expected to begin shortly after the draft directive has been approved by the President and published in the Official Gazette.

        The government of Turkey issued two new GSM 1800 licenses in 2000. One of the licenses was awarded in April 2000 to Is-Tim, a company operating under the Aria brand name formed by Telecom Italia and Isbank, one of the largest private banks in Turkey. In February 2001, Is-Tim paid its license fee in full and began offering services on March 21, 2001.

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

        In February 2004, Is-Tim and Aycell merged to form "TT&TIM," which is owned by Turk Telekom (40%), Telecom Italia Mobile (40%) and Isbank (20%) TT&TIM operates under the brand name of "Aria".

        In November 2004, the Turkish Privatization Agency announced that 55% of Turk Telekom would be privatized through a "block sale". Applicants were required to apply for the "initial qualification phase" prior to January 2005. Out of the 16 applicants, 13 have qualified to enter the "data room" phase. The data room phase was completed on April 12, 2005 with 9 entrants. The final deadline for establishing consortiums to bid for Turk Telekom is June 10, 2005. The initial deadline for final proposals was set as May 31, 2005. This has since been extended to June 24, 2005, at the request of 5 of the potential remaining investors. In accordance with pronouncements from the Competition Board, we are limited to a minority stake in any consortium participating in the bidding process. We are participating in the tender process through our subsidiary Turktell Bilisim A.S. ("Turktell"), which is part of a consortium of bidders. On June 24, 2005, the consortium in which we are participating submitted a final proposal.

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

  •
  To conduct effective, cost sensitive operations and timely executions

        We are pursuing our strategy through a variety of strategic initiatives. Some of the key initiatives include the following:

  Enhance Customer Focused and Customer Relationship Management (CRM) Approach

        Our business approach has been shaped by subscriber needs and expectations since our inception. However, changing economic conditions and increasing competition in the market have made our subscriber-oriented approach and the loyalty of our subscribers more important than ever. Therefore, our CRM program plays an important role in developing and applying the right approach to each segment of our subscriber base. This program was awarded the 2003 CRM Oscar by CRM Institute Turkey, which is an organization that works to increase awareness of CRM concepts and methodologies. Our CRM program is a holistic strategy program, which allows us to manage company-wide subscriber related projects and initiatives under the umbrella of an extensive change program. The goal of this program is to further improve our level of subscriber service by identifying our subscriber segments and developing programs to meet their needs. In line with this understanding we segment our subscribers based on their value and call behavior patterns. This approach not only helps us to be more efficient in terms of implementing segmented acquisition and retention programs but also to reinforce our product and service performance through a better understanding of subscriber needs. In line with our subscriber-focused business approach, we aim to provide the highest level of subscriber service. We believe that the subscriber service that we provide is superior to our competitors and has been instrumental in distinguishing us from competitors, expanding our subscriber base and promoting subscriber loyalty.

  Provide Superior Products and Services

        We provide a full range of products and services through our GSM network. We have made a substantial investment in the development of our network. Through our GSM network, we provide comprehensive coverage of an area that as of December 31, 2004, included 100% of the population living in cities of 10,000 or more people, as well as 99.89% of the population living in cities of 5,000 or more people, 99.63% of the population living in cities of 3,000 or more people as well as the 81 largest cities and the majority of the country's tourist areas and principal intercity highways. As of May 31, 2005, we provided service to our subscribers in 178 countries through roaming agreements with 456 operators. We believe that the quality of our network, measured in terms of network coverage and capacity, has been an important factor in our success to date. We intend to maintain our high quality network and to upgrade our networks to further facilitate the introduction of more sophisticated data services.

  Provide Value-Added Services and Innovative Data Services

        We intend to increase GSM usage among our existing subscribers and to foster the growth of new GSM subscribers in Turkey by offering our subscribers value-added services and by allowing our subscribers to access a wide range of services through our network. We currently offer such value-added services as voicemail, call waiting, caller ID, SMS, unified messaging, Java based games, WAP, HSCSD, GPRS and Multimedia Messaging Service, or MMS, which allows images and sounds to be attached to a basic text message. We launched Java based games in December 2002, mobile payment in April 2003 and mobile ticketing in September 2004.

        Our current service portfolio fulfills the infotainment and personal communication needs of subscribers. In June 2003, we commercially launched our new multifunctional mobile service platform under the commercial name "Shubuo." Shubuo provides our subscribers with access to quality content while creating a new medium for subscriber brands to promote their goods and services. Under the Shubuo brand, we allow our subscribers to choose from several service packages each catering to different interest areas including news, finance, football, city life and music. Subscribers are able to choose from these services according to their interests and to buy individual packages for a monthly fee. As a result, they receive a fixed number of text messages containing information on the subject they choose and are able to utilize content-rich and personalized mobile Internet services allowing them to interact with other Shubuo subscribers through chat, competition, voting, etc.

        We enlarged our product portfolio with new value added services in 2004. Services such as Shazam (Ne Bu Calan), MMS-Postcard and M-Ticketing, other services to make tax payments and reservations in movie theaters and new SIM cards with improved features (64K+Simplus), were some of the new services that we introduced. We also continued to invest in infrastructure enabling services such as Push-to-Talk, Instant Messaging and Ringback Tone, which were launched in the first quarter of 2005. Another recent service introduction was EDGE (Enhanced Data rate for GSM Evolution) technology. We also announced that we plan to begin to offer BlackBerry services to mobile customers in Turkey during 2005 in addition to our current e-mail solutions.

        We continuously extend our product range to be able to meet the needs and demands of our subscribers and enhance our network in order to introduce new services to enrich our subscribers' lives.

  Focus on Cost Control and Efficiency

        In 2004, we continued to focus on cost management and increased the efficiency of our operations without adversely impacting our ability to deliver high quality products and services to our subscribers. As a result of the extensive capital expenditures we have made since our formation, we have built a comprehensive, high quality network that covers 100% of the population living in cities of 10,000 or more people and 99.89% of the population living in cities of 5,000 or more people, 99.63% of the population living in cities of 3,000 or more people, as well as the 81 largest cities and the majority of the country's tourist areas and principal intercity highways. In 2005, network investments will continue in order to accommodate the increases in the subscriber base and the overall minutes of use. Efficiency improvement and cost optimization are taken into consideration in planning network investments. New technologies in telecommunications are being investigated in a search for alternative technologies that will result in cost savings without losing network quality and will extend network capabilities. In 2005, we are planning approximately $500 million of capital expenditures in our network in order to improve capacity, replace some of the phased out hardware, provide increased network functionality, and improve network efficiency in order to better serve our customers.

  Focus on Relations with Shareholders, Business Partners and Stakeholders

        We believe that in addition to providing a consistently high level of service to our subscribers we must also develop close relations with our shareholders, business partners and other stakeholders. Our main focus areas are maintaining our close relationships with our subscribers, business partners, suppliers and the community and considering and prioritizing the shareholders' expectations during the decision making processes and encouraging entrepreneurship. We believe that teamwork and creating synergies through partnerships and alliances will be important factors in our future success.

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

  Postpaid Voice Services

        Our postpaid voice services include network access, call forwarding, call holding, call waiting, call barring, caller ID presentation ("CLIP") and caller ID restriction ("CLIR"), dual numbering, twin card, high memory SIM card options, international roaming, Mobile Virtual Private Network ("MVPN") and services such as teleconferencing, voice mail, call alert, collect call service, unified messaging, SMS, MMS, WAP over GPRS, HSCSD and CSD, mobile internet, directory service, a financial information line, a general information line, bill query over SMS, SMS over web, bulk SMS, fleet management, m-commerce, m-payment and m-marketing services.

  Prepaid Voice Services

        During the first quarter of 1999, we introduced our prepaid mobile service. This service is marketed under the name "Hazir Kart" or "Ready to Go Card" and "Muhabbet Kart" or "Chat Card." The airtime scratch cards of Hazir Kart are sold through our exclusive and non-exclusive dealer networks, supermarket chains, gas stations, digital channels and other distribution points. Digital channels consist of our call center (Turkcell Number 8035, Garanti, YKB, Denizbank, Teknort), approximately 3,112 ATMs, 2,712 POS terminals, a pay channel called "Digiturk," WAP (YKB, Turkcell), kiosks (Tcell Metro, Gima, IDO), a retail chain (2,567 NCR tellers) (Migros, Gima, Endi), counter loading by SMS (Turkcell and Superonline) and the Internet (Turkcell Web, Superonline, Denizbank, Garanti, YKB). The physical scratch cards of Muhabbet Kart, which is an airtime refill card, are sold through newspaper kiosks, which are located throughout Turkey and owned by the Yapi Kredi Bank and SDIF. When prepaid subscribers first join our network, they must purchase a SIM card and a prepaid airtime card for up to 25 minutes of airtime. Additional airtime cards can be purchased in increments of up to 250 minutes. Prepaid subscribers are offered a package of services including network access, call forwarding, call holding, call waiting, call barring, caller ID presentation and caller ID restriction (CLIP and CLIR), high memory SIM card options, international roaming, MVPN and services such as teleconferencing, voice mail, call alert, collect call service, unified messaging, SMS, MMS, WAP over GPRS, HSCSD and CSD, mobile internet, directory service, a financial information line, a general information line, bill query over SMS, SMS over web, bulk SMS, fleet management, m-commerce, m-payment and m-marketing services.

        There was rapid growth in our prepaid subscriber base in 2004. As of December 31, 2004, we had approximately 18.2 million prepaid subscribers, compared to approximately 14.2 million at December 31, 2003. The number of prepaid subscribers increased to 19.1 million and postpaid subscribers increased to 5.2 million at the end of the first quarter of 2005.

  Other Services

International Roaming

        Today, our coverage extends to many countries in Europe, Asia, Africa and North and South America. As of December 31, 2004, we offered our subscribers international roaming in 174 destinations around the world, pursuant to commercial roaming agreements with 431 operators. As of May 31, 2005, we offered our subscribers international roaming in 178 destinations around the world, pursuant to commercial roaming agreements with 456 operators.

        Since July 2002, we have been providing roaming services for the prepaid subscribers of foreign mobile operators visiting Turkey. We were the first operator to provide such a service in Turkey. This service, called "passive CAMEL", can only be enabled if both operators have installed CAMEL system on their networks. As of December 31, 2004, we offered prepaid roaming to the prepaid subscribers of 72 operators in 37 destinations. As of May 31, 2005, we offered prepaid roaming to the prepaid subscribers of 78 operators in 41 destinations. Since October 2004, we have offered roaming services for Turkcell prepaid subscribers going abroad. This service, called "active CAMEL", can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2004, we offered prepaid roaming to Turkcell prepaid subscribers through 3 operators in 3 destinations. As of May 31, 2005, we offered prepaid roaming to Turkcell prepaid subscribers through 47 operators in 31 destinations. We believe that we are among the top 5 operators worldwide in terms of number of Passive CAMEL partners.

        Since October 2002, we have offered GPRS roaming. As of May 31, 2005, we had 186 GPRS roaming partners in 76 destinations. We have signed 204 GPRS roaming addendums, or extended service agreements, to enrich the GPRS roaming availability. We believe that we are among the top 5 operators worldwide in terms of the GPRS partners.

        International Roaming is increasingly becoming an important service due to an increase in inbound and outbound tourism in Turkey.

        In order to balance international SMS traffic, we started to sign international SMS Interworking Agreements with other mobile operators in April 2002. As of December 31, 2004, we had signed 114 International SMS Interworking Agreements. As of May 31, 2005, we had signed 124 International SMS Interworking Agreements. Currently, our subscribers can send SMS to 450 mobile operators located in 176 destinations.

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

        We restructured our value added services business early in 2003. Our existing services are now distributed among three different business groups: Turkcell Operator services, Lifestyle services, and Carrier services, each described further below. Our goal with the restructuring was to increase subscriber value while addressing the needs of various third parties. As of May 31, 2005, we offered 74 distinct categories of services within Turkcell Operator group, 394 services within our lifestyle services group, and 102 services within our carrier services group.

  Turkcell Operator Services

        Turkcell operator services are provided under the Turkcell brand. In addition to offering a variety of services such as call forwarding, call holding, call waiting, caller ID, international roaming, teleconferencing, voice mail, and directory service, we offer a number of additional services, such as:

  •
  Prepaid Unit Transfer service. Allows unit transfer among both postpaid and prepaid subscribers.

  •
  Collect Call service. Allows a call that is paid by the called party.

  •
  Units in Advance service. Allows subscribers to use 10 prepaid units in advance after their debit units are used up.

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

  •
  MMS PostCard. Enables subscribers to send the pictures they took with their mobile phone as postcards.

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

  •
  BiletCell—M-Ticketing. Enables subscribers to search for movie times and buy movie tickets via mobile phones.

  •
  Push-to-talk. Enables the subscribers to communicate to a person or group by pushing a button on the telephone.

  •
  Instant Messaging Service—Turkcell Messenger. Enables subscribers to send instant messages to each other just like in MSN Messenger and Yahoo Messenger.

  •
  SIM+64. New, advanced simcard which provides shortcut menus for easy access to more than 20 Turkcell services, easy access to more than 150 Shubuo services, easy access to mobile banking (SIM card banking) and the ability to update the menus with new products and services over the air.

  •
  What's The Song?—Ne Bu Calan? (Shazam). Enables subscribers to learn the name of the song they are listening to and the artist via IVR and SMS.

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

  •
  Teleconference over Mobile—enables teleconferencing over mobile terminals.

  •
  Vendomat Services—(Vending Machines). Enables subscribers to buy goods from vending machines via IVR calls.

  •
  ALO Markam. Enables access to call centers via company's brand names.

  •
  GSM POS. GSM data based Point of Sales (POS) service offered to banks so that merchants can offer real time mobile POS services.

  •
  HSCSD. High Speed Circuit Data Service which enables mobile users to reach internet and corporate intranets at high data speeds.

  •
  Ringback Tone-CalarkenDinlet. A personalized ringback tone service, which allows Turkcell subscribers to play personalized ringback tones to all or specific callers to express their individuality and to entertain their callers.

  •
  Blackberry. BlackBerry provides always on, push-based, mobile access to email and other communications and information. It enables subscribers to access email, mobile phone, SMS, calendar, contacts, documents and Internet browser applications and features on an integrated platform.

  •
  EDGE. Provides our subscribers with faster Internet access through their GSM handsets as well as laptops.

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

        In June 2003, MAPCO commercially launched a new multifunctional mobile service platform under the brand name "Shubuo." Shubuo provides our subscribers with access to quality content while creating a new medium for subscriber brands to promote their goods and services. Under the Shubuo brand, we allow our subscribers to choose from several service packages, each catering to different interest areas including news, finance, football, city life and music. Subscribers are able to choose from these services according to their interests and to buy individual packages for a monthly fee. As a result, they receive a fixed number of text messages containing information on the subject they choose and are able to utilize content-rich and personalized mobile Internet services allowing them to interact with other Shubuo subscribers through chat, competition, voting, etc. The content of these packages, and much more, is also sold individually as pull services.

        The most successful services in Shubuo are Chat Plaza, Logo-Melody, Lottery Games, News and Horoscope services. We expect that Java games and MMS based services will be popular services in the future. MAPCO is continuously trying out new ways to inform subscribers about the new services to increase awareness and encourage usage.

        Shubuo offers 84 subscription-based packages in conjunction with leading brands in related sectors, including:

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

  •
  Healthy Living Package. Enables subscribers to receive various tips on healthy living, as well as different diet programs and menus.

  •
  Cinema Package. Enables subscribers to receive news on new releases and coming attractions, including information about theaters and showtimes.

        Shubuo also offers 83 services including:

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

        The number of active carried services are 102 as of May 31, 2005. Important milestones in 2004 included the growth of java games.

        Some carrier services include:

  •
  Mobile Friend SMS and IVR. Enables subscribers to interact in chat groups using their mobile phones.

  •
  Game SMS. Provides several SMS games such as word puzzles and trivia.

  •
  Logizmo logo and ring tone service. Enables subscribers to download melodies and various logos to their mobile phones.

  •
  Oynax java games. Provides subscribers a number of java games, which are developed on a java platform, such as puzzle, quiz, basketball & football, car race, shooting and adventure games.

  •
  Various contests: People vote for contestants in various game shows and reality programs via SMS and IVR.

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

        We offer corporate subscribers VPN (a solution which provides virtual dedicated network for corporate customers) access over GPRS networks that allow them to access their intranet remotely. It is getting increasingly popular for corporate subscribers to run their applications, such as SFA (Sales Force Automation) or FFA (Field Force Automation), over GPRS networks.

Interactive Voice Response

        Interactive Voice Response is a system that provides calling subscribers a menu of options, which can be selected to receive recorded information.

  SMS

        SMS, or Short Message Service, enables mobile telephone users to send and receive written messages on their handsets. During 2004, average outgoing SMS usage per subscriber was approximately 17 SMS messages per month compared to approximately 16.1 SMS messages per month in 2003.

  MMS

        MMS, or Multimedia Messaging Service, is an evolution of SMS, which allows images and sounds to be added to a basic text message in a variety of combinations. Through their MMS enabled phones, our subscribers are able to combine images, video, text, graphics, and voice data into a single message that offers a greatly enhanced user experience.

        The pricing of the service is a set price per message, regardless of the amount of data. Therefore, our subscribers will know exactly how much it costs to send a message. Our subscribers should have particular phone settings to use this service. Settings can be done by a single SMS or through Call Center.

        We use content providers that offer rich MM content to subscribers via our website.

  Future Services: Third Generation Mobile

        The "first generation" of mobile telecommunications, based on analog technology, provided simple voice telephony. The "second generation" of European mobile telecommunications, based on the digital GSM standard, provides additional data facilities, ranging from short messaging services to narrow band data. Since its adoption, GSM became the most popular global mobile communications system with more than 1.2 billion subscribers worldwide. We currently offer GSM and General Packet

Radio Service (GPRS) countrywide and we offer EDGE in certain markets in Turkey. GPRS and EDGE are often referred to as "Generation 2.5" or "2.5G," because they permit even greater opportunities for improved data and voice services, provide the platform for the introduction of mobile Internet services, and pave the way for third-generation (3G) networks. With 2.5G, users can surf on the mobile Internet via GPRS and EDGE and choose from a wider array of entertainment and business applications. Third generation mobile telecommunications, which offers full interactive multimedia capabilities at data rates of up to 2 Mbs, are expected to bring mobile networks significantly closer to the capabilities of fixed-line networks and allow for the introduction of high volume-based data services such as video telephony. Improvements in coding and data compression technology will provide better speech quality and more reliable data transmission. UMTS is the EU's implementation of third generation mobile telecommunications.

        Ultimately, the range of services offered over third generation networks will be determined by the needs of the market over time. However, we anticipate that key new product offerings will be facilitated as a result of greater bandwidth and enhanced network intelligence. Bandwidth is the range of frequencies occupied by a radio signal or the range of frequencies over which a radio receiver operates. In the near term, HSDPA (High Speed Downlink Packet Access) could be the most important technology to increase the capabilities and competitiveness of UMTS. Most of the vendors have declared that their UMTS products will be ready to deploy HSDPA by replacing the system software only. HSDPA will allow high speed data transmission up to 14 Mbps, and will be the next step towards UMTS in the near term.

        Multimedia services will feature prominently in third generation networks, and may include, in addition to conventional mobile voice and data services:

  •
  high speed Internet and intranet access;

  •
  video telephony and conferencing;

  •
  rich voice services, which allow mobile users to talk while viewing a shared document on the screens of their mobile devices.

  •
  entertainment, information and high precision location services; and

  •
  direct instant access to home or office IT system.

        A licensing process for third generation services in Turkey has not yet been established by the Turkish government, and our ability to implement these services will be dependent on clearing regulatory and licensing hurdles. However, we believe that these services will be important for our business when they are introduced in the coming years and we intend to participate in the licensing process when it commences. UMTS License granting preliminary work is already included in the 2005 work plan of the Turkish Telecommunications Authority. We expect that third generation ("3G") licenses may be distributed in 2006. As a result, 3G operators may be operational in 2006 or 2007. The timing, number of licenses and cost per license are currently not known.

Tariffs

        Our charges for voice, messaging, and data consist of monthly fees, usage prices, bundles, and volume discount schemes. Our license agreement regulates our ability to set our tariff for GSM services (such as voice, SMS, and circuit switched data). Our license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the Telecommunications Authority sets the initial maximum tariffs. Thereafter, the maximum price levels are adjusted at least every six months based on increases in the Turkish Consumer Price Index announced by the Prime Ministry State Institute of Statistics of Turkey. The increase applied to the price cap is 97% of the increase in the index. For more information on how our maximum price levels are established see also "—Regulation of the Turkish Telecommunications Industry."

        Each subscriber pays a voice tariff. Voice tariffs vary based on type of subscriber (whether corporate or individual), time and destination of call, and call volume. Although current price levels for domestic calls in our tariffs are more than twice as expensive as fixed-line call prices, some of our discounted rates for on-net and PSTN calls match or are slightly below the rates of long-distance fixed-line calls. After we set PSTN call prices equal to on-net call prices, reducing PSTN rates by more than half, our domestic call prices in our postpaid and prepaid tariffs have become more competitive. Variations in our voice tariffs are summarized below under "Postpaid Tariffs" and "Prepaid Tariffs."

  Postpaid Tariffs

        Although we offer a number of postpaid tariffs, as of May 31, 2005, approximately 78% of our postpaid subscribers subscribed are in the Bizbizecell Super On Net tariff and 8% to the standard tariff. TurkcelliciGrup, a corporate tariff with a structure similar to Bizbizecell, is our third largest tariff with 4% of the total postpaid subscriber base.

        The tariffs mentioned above are listed below as of May 31, 2005 (the US dollar amounts in the table are based on the May 31, 2005 exchange rate of TRY 1.3656 = $1.00). (The prices below include 18% VAT but exclude the 25% Special Communications Tax).

	Bizbizecell	Standardcell	BizimSirketcell
	$	$	$
Monthly Fee	0.70	0.55	0.70
Calls Out (per minute):
Turkcell to Turkcell	0.19	0.24	0.18/0.16
Turkcell to PSTN	0.19	0.25	0.18
Turkcell to OMO	0.44	0.37	0.42
SMS (per message)	0.10	0.10	0.10

        In addition to the tariffs mentioned above, we offer the following tariffs to the mass market: Kampuscell (a community tariff for university students and high school students), BirFiyat (In November 2004, we revised the Professional Tariff which is a flat rate tariff for high users and we changed the name as "BirFiyat"), Kademelicell (daily volume tariff), Hero Tariff (a special tariff for member of Security General Directorate and war veterans), Support Tariff (a special tariff for disabled subscribers).

        Most recently we terminated "Gececell" (offers discount price at night time) and "1cebe3cep" tariffs (offers discount price to the 3 chosen Turkcell subscribers) in January 2005, and later we changed the names of corporate tariffs in order to differentiate them from consumer tariffs in May 2005.

        Bizbizecell, Kademelicell, Standardcell and BirFiyat tariffs are both offered to the mass market and corporate subscribers. The tariffs which offer discounted on-net prices for MVPN calls of corporate subscribers are TurkcelliciGrup, SirketiciAvantaj and HeryneEsit.

        In 2004, "Group 1" which is designed for communities or companies with 150,000-300,000 members was followed by "Group2" and "Group 3" which are designed for communities or companies with 500 or more members and 600,000 or more members, respectively. These community tariffs allow members of a community to speak with each other for a set number of minutes each month for a flat fee.

        In March 2004, we started a campaign for subscribers of certain tariffs which continued for six months: calls to PSTN are discounted by half in Bizbizecell, Kademelicell, TurkcelliciGrup, Kampuscell,

Hero and Group 2 on Mondays through Saturdays from 18:00 to 06:00 and on Sundays all day. In August 2004, after evaluation of the campaign results, we set PSTN call prices equal to on-net prices permanently, reducing PSTN prices by more than half. In Bizbizecell the largest tariff, PSTN prices decreased from 0.47 USD to 0.17 USD. Additionally, we also made minor downward price adjustments for calls to other mobile operators.

        In June 2004, we launched discount options for both individual and corporate subscribers. They could choose an option while retaining their existing tariff plan and receive a 50% discount on calls to selected numbers or they could make on-net calls at 50% discounted prices during weekends or after 23:00 hours, with a monthly fee.

        Subscribers can also sign up for bulk SMS and minute packages (bundles) on top of their tariff plan. Once the bulk usage is exhausted, the rates in the subscribers' existing tariff package apply. We offer different bulk SMS packages for corporate and individual subscribers so that they can send SMS at a discount of approximately 50%.

  Prepaid Tariffs

        We offer two tariffs for our mass market subscribers (BirFiyat, which was formerly known as our "Standardcell" tariff, and Bizbizecell), a community tariff for university students (Kampuscell) and one package to our corporate prepaid subscribers (Toplukontorcell). The flat "BirFiyat" tariff charges the same price for all domestic calls. Bizbizecell, which was launched in March 2001, encourages existing subscribers to make calls within our network and encourages new subscribers to choose Turkcell by providing a 60% discount on-netcalls compared to off-network charges. As of December 2004, TopluKontorcell offers 19 different bulk counter packages aimed at corporate users. The counters in a TopluKontorcell package can be distributed among a predetermined number of lines; for instance, the smallest package can be distributed among up to three.

        In January 2004, we launched the prepaid version of Kampuscell (a community tariff for university students). Prepaid Kampuscell subscribers can call and send SMS to other Kampuscell subscribers on a discounted rate compared with Bizbizecell. In April 2005, Kampuscell tariff became available also for high school students.

        In March 2004, we launched a discount campaign in Bizbize and Kampus, in which calls to PSTN were discounted by more than 50% on Mondays through Saturdays from 18:00 to 06:00 and on Sundays all day. This campaign lasted for six months.

        In August 2004, after evaluation of the campaign results, we set PSTN call prices equal to on-net prices permanently, reducing PSTN prices by more than half in Bizbizecell from 10 units to 4 units per minute.

        The following table sets forth our prepaid tariffs charged as of May 31, 2005 (the US dollar amounts in the table are based on the May 31, 2005 exchange rate of TRY 1.3656 = $1.00). These tariffs include VAT of 18% but exclude the 25% special communications tax and are based on the 100 counter card price level.

	Bizbizecell	BirFiyat	KampusCELL(1)	TopluKontorCELL(2)
	($)	($)	($)	($)
Calls Out (per minute):
Turkcell to Turkcell	0.25	0.38	0.19/0.06*	0.17
Turkcell to PSTN	0.25	0.38	0.19	0.17
Turkcell to OMO	0.63	0.38	0.51	0.43
SMS (per message)	0.13	0.13	0.13/0.06*	0.09

(1)
This tariff is offered to a specific group of subscribers.

(2)
Based on our smallest counter package (900 counters).
*
Discounted on-net price is for calls and SMS to other Kampuscell subscribers.

        The level of prepaid usage prices vary by the volume of counters purchased by the subscriber. Mass market subscribers can choose from one of four scratch cards (100, 250, 500, 1000) and get a discount on cards with counters of 250 and up. The discount has been in place since March 2001.

        The following table sets current discount levels and scratch card prices charged as of May 31, 2005 (the US dollar amounts in the table are based on the May 31, 2005 exchange rate of TRY 1.3656 = $1.00). These prices include VAT of 18% but exclude the 25% special communications tax.

Scratch Cards	Price ($)	Discount(3) (%)
100 Counter-Card	7.7	—
250 Counter-Card	16.8	12
500 Counter-Card	31.5	18
1000 Counter-Card	56.4	27

        Current discount levels are compared to 100 counter-card prices.

  Data Tariffs

        The following tariffs for data calls are in effect as of May 31, 2005 (the US dollar amounts in the table are based on the May 31, 2005 exchange rate of TRY 1.3656 = $1.00). These tariffs include VAT of 18% but exclude the 25% special communications tax. Since the usage of the 100 counter top-up is still 45% of the total, prepaid prices below are based on the 100 counter top-up price level.

	Postpaid ($)	Prepaid ($)
Standard, Fax, HSCSD per minute prices peak	0.16	—
DataSimCELL data price per minute	0.16	—
DataSimCELL data per minute (>100 lines)	0.12	—
PosCELL Monthly Fee	0.37	—
PosCELL data per minute	0.18	—
WAPCell per 90 seconds	0.05	0.06
GPRSCELL for Wap per KB	0.005	0.006
GPRS for Web per kb
0-5 MB	0.0013	—
5-10 MB	0.0011	—
10-25 MB	0.0007	0.0011
25-50 MB	0.0005	—
50 MB and over	0.0004	—

  Roaming Tariffs

        When one of our subscribers makes a call outside Turkey, we charge the subscriber the local or international rate charged by the local operator where the call is placed, as applicable, plus a surcharge. The surcharge rate has been increased from 28% to 32% as of March 31, 2005. In addition, the tax assessment for international roaming service was also changed on this date. Before March 31, 2005, Value Added Tax (VAT) and Special Communication Tax (SCT) were assessed on the roaming tariff of the foreign operator plus our surcharge. As of March 31, 2005, VAT and SCT were assessed only on our roaming service surcharge (which approximates 32% of roaming tariff). This new tax application has decreased the total roaming price (taxes included price) paid by our subscribers. We retain the surcharge (after paying Treasury share) and remit the remainder of the call charge to the foreign operator.

        When a Turkcell subscriber receives a call while outside of Turkey, we charge our subscriber our international call rate. If the host operator charges for the incoming call, we also bill the subscriber for the host operator's incoming call charge plus our 32% surcharge. The incoming call charge is remitted to the host operator and we keep the surcharge.

        We do not charge foreign operators' subscribers roaming on our network when they receive calls while in Turkey. When a roaming subscriber makes an outgoing call within our coverage area, that subscriber's operator pays out inter-operator tariff (IOT) for the specific call type.

Churn

        Churn is calculated as the total number of subscriber disconnections during a period as the percentage of the average number of subscribers for the period. Churn refers to subscribers that are disconnected, both voluntary and involuntary. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected from our network, and included in churn, upon the commencement of the legal process to disconnect them, which occurs approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are pended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers who do not reload units during 210 days are disconnected and cannot reuse their numbers again.

        During the year ended December 31, 2003, we disconnected 2.7 million subscribers including approximately 170,000 subscribers for nonpayment of bills, and our annual churn rate was 14.5%. For the year ended December 31, 2004, we disconnected approximately 2.0 million subscribers including approximately 123,000 for nonpayment of bills and our annual churn rate was 9.1%. We have a bad debt provision in our consolidated financial statements for such non-payments and disconnections amounting to $135.9 million and $133.9 million as of December 31, 2003 and December 31, 2004, respectively, which we believe is adequate.

        Prior to 2003, the majority of disconnections were due to non-payment of bills. However, starting from 2003, the majority of disconnections were related to prepaid subscribers' disconnections as a result of the increased number of such subscribers in our subscriber base. We expect the churn rate to increase as a result of the increase in competition in the GSM mobile market in 2005, but it is expected to be kept below 2003 levels.

Network

  Coverage

        Our GSM network is designed to provide high-quality coverage to the majority of the population of Turkey throughout the areas in which they live, work and travel. The build-out of our network is now substantially complete, with coverage at December 31, 2004 of 100% of the Turkish population living in cities of 10,000 or more people. As of December 31, 2004, our network covers 99.89% of the Turkish population living in cities of 5000 or more and 99.63% of the Turkish population living in cities of 3000 or more. Coverage also includes substantially all of the Mediterranean and Aegean coastline. We meet the coverage requirements of our license.

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

        As of March 31, 2005, our network had the following characteristics:

  •
  26 Gateway mobile switching centers, or GMSCs, to direct the incoming and outgoing traffic to and from a fixed-line network as well as other mobile networks;

  •
  12 Tandem Exchanges to route mobile traffic within our network;

  •
  an aggregate of 105 MSCs and 137 BSCs to originate/terminate calls from/to end users and to collect billing information for the calls;

  •
  1 GMSC/VLR switching center configured to perform both GMSC and VLR functions;

  •
  23 SHLRs to maintain user data in the system and to manage security for the user and the handset data; and

  •
  8652 active radio station sites.

  Capacity

        We believe that we have sufficient bandwidth to serve our current and projected subscriber base and that we currently meet the capacity requirements of our license. To enhance the network capacity where congestion is a possibility, we intend to construct additional network sub-infrastructure, or implement technological advances that will permit bandwidths to be used more efficiently. A number of techniques are employed to increase the effective carrying capacity of a given allocation of spectrum. Beyond a certain point, however, it may become impracticable to apply these techniques in densely populated metropolitan areas for reasons of cost or technological limitations. The amount of spectrum currently allocated to our network may not be sufficient to accommodate the growth of our subscriber base. We may need to request from the Telecommunications Authority additional spectrum in the 900 MHz band or the 1800 MHz band. Core network capacity is continuously being enhanced by adding new nodes, processor upgrades and expansions to existing equipment in order to accommodate further increases in our subscriber base and the accompanying call handling and traffic capacity demands. In 2005, we are planning approximately $500 million of capital expenditures in our network in order to improve capacity, replace some of the phased out hardware, provide increased network functionality, and improve network efficiency in order to better serve our customers.

        We have started to implement EDGE technology in our network. EDGE is an evolution of the GSM technology which allows consumers to use cellular handsets, PC cards and other wireless devices at faster data rates up to 200 kbps or approximately four times faster than GSM and GPRS data rates. Actual data rates vary depending on the access network load at the connection time and the terminal device features used by customer. We implemented EDGE in September 2004 by upgrading existing BTS sites primarily in large hotels, airports, shopping centers and other areas experiencing high data traffic. As of March 31, 2005, the number of EDGE-enabled cells in our access network was 2499 and by the end of 2005, we aim to complete EDGE activation in 40% of our total network.

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

  Transmission Lines

        Radio network transmission is either provided as leased lines from Turk Telekom or microwave radio links that we own and operate. As of December 31, 2004, approximately 25% of our BTS transmission is provided by microwave radio links and 75% is provided by the leased lines.

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

        Interconnections with other GSM networks and the PSTN network are realized with leased lines. Until December 31, 2003, we were required under Turkish law and regulations to lease all of our transmission lines from Turk Telekom primarily to the extent that Turk Telekom could satisfy our requirements. Turk Telekom's monopoly ended at December 31, 2003. However, Turk Telekom is still the only operator that owns a nationwide fiber transmission network in Turkey.

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

  Dropped Calls

        Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during the most congested hour of network traffic during the relevant time period to the traffic intensity in that congested hour. Using this industry standard for dropped calls, our monthly dropped call rate has decreased from 1.44 per erlang for December 2002 to 1.27 per erlang for December 2003. As of December, 2004, our dropped call rate has further decreased to 1.05 per erlang.

  Services and Platforms

        We currently maintain an Intelligent Network which offers services such as Mobile Virtual Private Network and prepaid services. As at March 31, 2005, our Intelligent Network consists of the following:

  •
  34 Service Control Points to control our services.

  •
  33 Service Data Points to maintain user-specific accounts.

  •
  Prepaid hardware and software capable of handling approximately 21.1 million subscribers. It is possible to increase this capacity by installing new nodes or upgrading our processors.

  •
  Mobile Virtual Private Network system, which offers subscriptions to medium/large companies on a cost-effective tariff. This consists of three Service Control Points with subscriber capacity of 800,000.

  •
  Short Message Service Center, or SMSC, consisting of four nodes with a total capacity of 5,600 messages per second.

  •
  Prepaid administrative system (Large4) used for prepaid subscriber administration; 9 interactive voice recordings or IVRs with 2400 voice trunk for prepaid recharge and account checking functions; and two separate service management application systems for service administration of prepaid and Mobile Virtual Private Network Services Control Points.

  •
  The Turkcell Voice Mail System is based on five nodes, which can accommodate up to 1.9 million subscribers. When a new voicemail message is received, it sends an SMS to the mailbox owner.

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

        In 2001, we fully launched GPRS services, and as of March 31, 2005, our available capacity can handle up to 1.5 million simultaneous attached users. The other significant features of the services platforms are as follows:

  •
  Mobile positioning system infrastructure, which has been operational since September 2001 and provides location-based services such as car fleet management, tracking, and yellow pages.

  •
  WAP gateway, providing both SMS circuit switched data and GPRS connection types (bearers) to Internet content, banking applications, and information services.

  •
  Cell broadcast center infrastructure, which is to provide location-based information like cell information and advertisements. At December 31, 2004, our capacity allows for two messages per second.

  •
  Our Over The Air (OTA) platform, which has the capacity to support five million active subscribers and supports SIM Tool Kit (STK) based services, which enable the operators to configure SIM card contents remotely.

  •
  GSM Point of Service (GSM PoS) infrastructure is used to handle credit card PoS applications through the GSM network. As of December 31, 2004, the capacity was 120 simultaneous transactions.

  •
  Welcome Platform is used for information services for both international roamers in Turkey.

  •
  USSD Gateways are servers to facilitate user interactive operator services such as reverse charging and m-payment. At the end of 2004, the capacity was approximately 1,000 messages per second.

  •
  Call Back Platforms enable enhanced voice services such as reverse charging. At the end of 2004, the capacity was 6,720 voice trunk.

  •
  Ringback Tone Platform enables personalized ringback tone service, which allows our customers to play personalized ringback tones to all or specific callers. It was launched at the beginning of 2005 and it has a capacity of 4800 voice trunks as of May 2005.

        We provide secure and controlled access to our network for the content and service providers to give messaging and data services and we work on improving our relevant infrastructure for coming technologies.

Sales and Marketing

        We have developed a two-pronged sales and marketing strategy. First, we seek to concentrate on the primary point of mobile sales, the equipment dealer. Second, we seek to promote brand awareness in the market in general.

  Sales of Mobile Services in Turkey

        In Turkey, independent equipment dealers serve as the primary point of mobile service sales. Subscribers generally must purchase a mobile phone from a dealer to commence services. We do not sell mobile phones and do not expect to do so in Turkey. Mobile phones are imported into Turkey by third party importers. Mobile phones need an activated SIM card to operate. We sell SIM Cards and starterpack directly to mobile phone importers which distribute the SIM cards, along with handsets, to dealers at different prices which are listed below as of April 30, 2005 (the US dollar amounts in the table are based on the May 31, 2005 exchange rate of TRY 1.3656 = $1.00) The prices below include 18% VAT but exclude the 25% Special Communications Tax.

Type of Simcard / Starterpack	Price
$
8K Simcard	3.66
32K Simcard	5.13
64K Simcard	7.32
8K starter packs, with 100 counter initial airtime	21.90
8K starter packs with 250 counter initial airtime	25.81
32K starter packs with 100 counter initial airtime	22.82

        Some dealers only sell the mobile phone of a particular manufacturer, while other dealers carry a number of mobile phone brands. Similarly, dealers may either sell mobile phone handsets which utilize a specific GSM operator's service exclusively or offer prospective subscribers a choice of operators.

        At the dealer's shop, the subscriber chooses a mobile phone and a GSM network provider. Our exclusive dealers activate a subscriber's service directly through an online system. Subscription forms are then sent to Hobim, an outsourced company, for control and verification. For more information on our contract with Hobim, see "Item 7B. Related Party Transactions—Hobim Bilgi Islem Hizmetleri A.S. (Hobim)."

        We deal primarily with six importers and distributors in Turkey, which account for the bulk of Turkish mobile phone sales.

  Turkcell Sales Efforts

        We sell postpaid and prepaid services to subscribers through our distribution network, which is composed of distributors, exclusive and nonexclusive dealers and TurkcellExtra shops. We also sell prepaid scratch cards through newspaper kiosks operated by the Birlesik Basim Dagitim. As of May 31, 2005, we had a nationwide network of approximately 6 exclusive mobile phone dealers who sell only Turkcell services through a total of approximately 778 exclusive dealerships. Our exclusive dealers have an online connection to our subscription services department. This connection streamlines the activation process for our subscribers. These exclusive dealers accounted for 69% of our new subscribers in 2004. There are approximately 8,170 subdealers who act as Turkcell Activation Points throughout Turkey, where our basic services are offered. These subdealers operate both out of their own shops and through our exclusive dealers.

        Our exclusive dealers also administer TurkcellExtra shops. Most of our 205 TurkcellExtra shops are in popular shopping malls and on main streets. TurkcellExtra shops create a relaxed, user-friendly environment where both existing and potential subscribers have access to new products and services. Each TurkcellExtra shop has at least one Turkcell service consultant, who is trained to present our services including data related services.

        To a lesser extent, our services are also sold through non-exclusive dealers. Our prepaid Muhabbet Kart services are sold exclusively through approximately 12,815 newspaper kiosks. We pay all our dealers an activation fee for each new subscriber that they obtain. Our exclusive dealers receive additional fees based on their performance. We also have approximately 34,607 sales points for physical scratch cards. Of these sale points, approximately 12,844 points are digital scratch card points such as ATMs, POSs, kiosks, Call Centers, Internet, Web, WAP, retail chain (NCR tellers), SMS, Digital TV and USSD

        As of May 31, 2005, the number of POS terminals reached 4,532 points, including 998 Turkcell Exclusive Dealers, 1,612 subbranches of Turkcell exclusive dealers, 312 authorized subdealers, 200 post offices, 286 Retail Chains (Gizerler, Groseri), 148 gas stations (Shell, BP) and 64 newspaper dealers.

These terminals enable subscribers to purchase refill cards and to pay invoices by credit card and cash. We have also started to sell digital counters through 1,462 Yapi Kredi Bankasi ATMs, 493 Halkbank ATMs, 1,040 Garanti Bankasi ATMs and 385 HSBC ATMs, 67 Asya Finans ATMs and 245 Denizbank ATM's as of May 31, 2005.

        We maintain a direct sales force composed of two groups: the Channel Management group and the Corporate Group. Channel Management consists of four groups: Field Sales and TurkcellExtra Customer Services; Channel Operations; Channel Performance and Planning and Contract Management.

        Channel Management develop strong relationships with and promote brand loyalty among dealers through a variety of support and incentive programs such as those that educate dealers about the technical aspects of our products and services and provide sales training to increase sales and enhance customer relations.

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

        Our Customer Relations Division consist of five units:

  •
  Contact Center Management Unit

  •
  Customer Billing Operations and Logistics Unit

  •
  Customer Process Management and System Support Unit

  •
  Training and Development Unit

  •
  Customer Performance and Quality Management Unit

  Contact Center Management Unit

        Our Contract Center Management Unit monitors performance and coordinates the service and development programs of our Call Center, Solution Center and Self Service Channels.

        Our Call Center offers 24 hours per day, 7 days per week service through sites in Istanbul and Izmir. Since July 1, 2000, the operation has been run by Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. ("Global"), one of our wholly-owned subsidiaries. Global provides segmented contact center services based on our subscriber strategies. In addition to the basic call center activities, Global also handles retention and acquisition programs.

        Our Customer Solution Center has been run by Global since November 2003. This operation handles billing, technical, subscription and e-mail queries coming through our frontline subscriber interfaces such as the Call Center, dealers and Turkcell Extra shops. The Solution Center receives around 130,000 queries per month, driving the major changes and improvements in our subscriber processes and systems.

        Our Self Service Channels Unit's main goals are to improve the subscriber experience through self-service channels, to maximize the value of the client relationship, to decrease the service cost per subscriber and to provide seamless multi- channel integration.

  Customer Billing Operations and Logistics Unit

        Customer Billing Operations deals with the control and accuracy of billing data printing, enveloping, mailing and archiving operations of all customer documents.

        The unit was reorganized in December 2004 into two teams as: Controlling and Outsourcing. The Controlling Team is responsible for three main areas of the billing process. These areas are tariffing entry, where the postpaid and prepaid billing systems are updated with new price levels; charging control, where the accuracy of the tariff, service and campaign prices are controlled before the billing process; and invoice control where the billing data is transferred to Hobim Bilgi Islem Hizmetleri A.S (the printing company responsible for printing, delivering to the Postal Service and archiving) is controlled. The Outsourcing Team deals with the control and accuracy of printing, enveloping, logistics and archiving operations included in billing process and coordinates the relationship between internal customers and vendors and forms solutions to various issues.

  Customer Process Management and System Support Unit

        The Customer Process Management and System Support unit consists primarily of two groups:

  •
  Customer Process Management and System Support Group; and

  •
  Customer Data Management and Project Management Group.

        The main objectives of Customer Process Management and System Support group are to analyze, define, monitor and improve all customer related processes and develop new applications, execute user acceptance tests and improve the systems used by Customer Relations and Channel Management Units and face to face channels.

        The main objectives of the Customer Data Management and Project Management group are to collect, update and analyze subscriber data, to determine methods and strategies to obtain new subscribers' data and to present, lead and manage projects related to customer relations and create new projects to improve service quality and productivity.

  Training and Development Unit

        The Training and Development Unit designs and delivers service and product, work process, software, mobile technology and orientation training for personnel working at Turkcell Extra Shops, authorized dealers, fairs and conventions while designing and providing for training personnel at outsource companies such as the Contact Center. The unit ensures that information about our products delivered to our service centers is correct, up to date and delivered in a timely manner.

  Customer Performance and Quality Management Unit

        The Customer Performance and Quality Management Unit consists of two teams: the Quality Performance Monitoring team and the Reporting team.

        The Quality and Performance Monitoring team was established in July 2004, with the main objective of measuring and improving customer service quality. The main role of the Reporting team is to extract, monitor, analyze and report customer related data.

International Operations

        A component of our strategy has been to become a regional GSM operator. International expansion and particularly continued strong operations in countries in which we are currently present is important for us. We believe these operations will provide additional value to us in the future and will continue to serve an important role in our goal to be the dominant GSM operator in the region.

        While continued improvement of our current operations is a key priority, we may further expand and increase our presence in key markets in the region such as the Commonwealth of Independent States (C.I.S.), the Russian Federation, Eastern Europe, the Middle East, and North Africa. In accordance with this intent, we made an investment in Ukraine in 2004. We intend not only to transfer our technological know-how and marketing expertise, but also to maximize economies of scale and group synergy. As global competition increases in the telecommunications industry, companies need to evaluate opportunities for "intelligent expansion" within their geographic region to ensure development of new business lines and create synergies with existing ones.

        Our international endeavors will resume in 2005. As we have stated previously, our intention is to work on building a fundamentally sound business in the Ukraine while following up on issues regarding possible investment in Iran. Particularly, given the delays we have faced in Iran, we may also continue to selectively evaluation other international opportunities in the region as they may arise.

  Ukraine—Life:)

        On December 17, 2003, our board of directors announced their decision to establish a new company with the current shareholders of CJSC Digital Cellular Communications ("DCC"). DCC owns a network based on the TDMA800 standard, while holding a nationwide GSM1800 license through its 99% owned subsidiary Limited Liability Company Astelit ("Astelit"). The closure of the partnership agreement with the shareholders of DCC took place on April 2, 2004, thereby marking the start of DCC's GSM operations in Ukraine.

        In accordance with the partnership agreement, a limited liability company, namely Euroasia Telecommunications Holdings B.V. ("Euroasia") was established in the Netherlands. Turktell Bilisim Servisleri A.S. ("Turktell"), of which we own 99.99%, obtained 51% of Euroasia in return for a capital contribution of $50 million. Simultaneously, the Ukrainian shareholders contributed 99% of the shares of DCC as an in-kind contribution into Euroasia. On December 17, 2004, Turktell transferred all of its shares to Turktell Uluslararasi Yatirim Holding A.S. ("Turktell Uluslararasi").

        Agreements have been signed with Nokia Corporation ("Nokia") and Ericsson AB ("Ericsson") to provide equipment for the first two years of the network roll out. The amounts of the contracts are €125 million and $89 million respectively. Contracts have been financed by Ericsson Credit AB and ABN Amro N.V. and guaranteed by Turkcell for 55% of the amounts financed plus 55% of interest and costs in case of non-payment by Astelit. Additionally, Astelit entered into a third equipment supplier contract with Sysdate Pty Ltd ("Sysdate") for $12.4 million, $7.2 million of which was financed through a vendor financing agreement signed with Sysdate and ABN Amro N.V. We have provided a guarantee for $7.2 million plus interest and costs in case of non-payment by Astelit. With these three guarantees in place, we have substantially fulfilled our obligation to provide funding to the Ukrainian operation for a maximum of $150 million. In return for these guarantees, we pledged minority shares of Euroasia. On April 28, 2005, Astelit provided a mandate to ING Bank N.V. and Standard Bank London Limited to arrange a financing of $280 million with a maturity of six years to re-finance Astelit's existing vendor loans, additional capital expenditures and working capital requirements. The financing will be in the form of a syndicated loan and it is expected to be finalized in the third quarter of 2005.

        Based on the shareholders loan agreement signed on January 6, 2005, the shareholders of Euroasia committed to arrange $50.0 million of financing to Euroasia in proportion to their respective shareholding in Euroasia, first as a shareholder loan then converted to equity through an April 1, 2005 shareholders' resolution. The proceeds shall be used by Euroasia to fund its consolidated subsidiary, Astelit. Turktell Uluslararasi has fulfilled its commitment amounting to $25.5 million. However, Eurocorp Invest Limited ("Eurocorp"), which is one of the minority shareholders of Euroasia, could not fulfill its commitment, as a result, in accordance with the shareholder loan agreement, Eurocorp has agreed to sell its 1.4% interest in Euroasia to Turktell Uluslararasi for a consideration of $2.0 million. On May 19, 2005, the transaction was completed. Our effective interest in Euroasia has increased to 52.4%. According to the share sale and purchase agreement dated June 2, 2005, Eurocorp has committed to sell its remaining 4.9% interest in Euroasia to Turktell Uluslararasi and other minority shareholder with a cash consideration of $4.0 million and $3.3 million respectively. Based on the agreement, Turktell Uluslararasi will make related payments in three installments in three years. On June 15, 2005, required payments for the first installments amounting to $2.8 million and $2.3 million have been made by Turktell Uluslararasi and the other minority shareholder, respectively. The Company's effective interest in Euroasia has increased to 54.2%.

        Our indirectly owned subsidiary, Astelit, began its operations in the Ukrainian market on February 1, 2005, with its new brand "life:)"

        Currently, life:) is operating in 43 major cities and plans, by the end of 2005, to increase its coverage to 106 cities and the majority of the country's tourist areas and principal intercity highways by the end of 2005, which corresponds to coverage of approximately 82% of the population living in cities with 5,000 or more inhabitants. This implies coverage of approximately 58% of the overall population in Ukraine.

        Since the acquisition of Astelit in the second quarter of 2004, operations in the Ukraine have been consolidated in Turkcell's financial statements.

  Fintur

        In order to facilitate the diversification of our telecommunications business and the development of additional telecommunications services using advanced technologies, such as Digital television and Internet services, we formed Fintur Holdings B.V. ("Fintur") in 2000 to hold many of our non-GSM and international GSM investments. Fintur, was owned jointly with some of our principal shareholders. Prior to the subsequent restructuring in 2002, we owned 25% of Fintur. The remaining equity of Fintur was owned by Sonera Holding B.V., Cukurova Holding A.S., Cukurova Investments N.V., Yapi ve Kredi

Bankasi A.S. and Yapi Kredi Holding B.V. Fintur currently holds our entire interest in our international GSM investments other than our Northern Cyprus and Ukraine operations.

        The paid-in capital of Fintur was increased from $360.0 million to $497.5 million in March 2001. Fintur's board proposed to its shareholders on June 8, 2001, to increase its authorized paid-in capital by €75.0 million. We and Sonera Holding B.V., both Fintur shareholders, paid $17.3 million and $23.3 million, respectively, as advance capital payments, although no new shares were issued by Fintur. In April 2003, Fintur shareholders decided that the advance payment should be considered as additional paid in capital of the current issued and outstanding shares in Fintur. At December 16, 2004, Fintur executed a capital reduction by decreasing nominal value per share from EUR 1.00 par value to EUR 0.38 par value. The decrease in nominal value resulted in a decrease in issued capital from EUR 540.0 million to EUR 205.2 million. In Fintur's standalone Dutch GAAP financial statements, the effect of such reduction was booked to accumulated deficit, which nearly eliminated the accumulated deficit as of December 31, 2004. Fintur will be able to distribute dividends from its 2005 profit depending on the continued positive results of its subsidiaries and limited favorable fluctuations in the exchange rate between EUR and USD.

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

Azercell

        Fintur indirectly owns 51% of Azercell Telekom B.M., or Azercell, which offers GSM services on both a prepaid and a postpaid basis in Azerbaijan. As of December 31, 2004, Azercell had approximately 68,861 postpaid and 1,221,667 prepaid subscribers. Azercell provides service covering all cities of Azerbaijan, encompassing approximately 98% of the country's population. Azercell currently has roaming agreements with 220 operators in 90 countries. Azercell has a majority interest in Azeronline Ltd. ("Azeronline"), the leading Internet Service Provider ("ISP") in Azerbaijan. Azeronline was established as a limited liability enterprise in December 1999 and is owned 51% by Azercell. As of March 31, 2005 Azercell had 1,370,057 subscribers.

Geocell

        Fintur indirectly owns 83.2% of Geocell Ltd., or Geocell, which operates a GSM network and offers mobile telephony services in Georgia. As of December 31, 2004, Geocell had approximately 480,811 subscribers, of which approximately 10,912 were postpaid, approximately 52,975 were paid-in-advance subscribers that had postpaid services but pay in advance and approximately 416,924 are prepaid. The Geocell network currently covers approximately 93% of Georgia's population. Geocell has entered into roaming agreements with 260 operators in 109 countries. As of March 31, 2005, Geocell had 521,384 subscribers.

GSM Kazakhstan

        Fintur owns 51% of GSM Kazakhstan, along with Kazakhtelekom, the Kazakhstan monopoly fixed-line operator, which owns 49%. GSM Kazakhstan offers mobile telephony services in Kazakhstan and had approximately 1,795,662 subscribers as of December 31, 2004, of which approximately 30,485 were postpaid, approximately 401,941 were paid-in-advance subscribers and approximately 1,363,236 are prepaid. GSM Kazakhstan has a nationwide GSM license, which was granted on June 8, 1998, for a term of 15 years. GSM Kazakhstan currently has roaming agreements with 210 operators in 93 countries. As of March 31, 2005, GSM Kazakhstan had 1,988,181 subscribers.

Moldcell

        At December 31, 2004, Fintur directly and indirectly owned 100% of Moldcell S.A., or Moldcell, which offers GSM services in Moldova. Moldcell was incorporated in Moldova in October 1999 as a joint venture between us and Accent Electronic SA, a Moldovan entity. Subsequently, we transferred our interests in Moldcell to Fintur. In March 2003, all of Accent Electronic's shares were purchased by Fintur. Moldcell received a license to operate a GSM network in Moldova on November 5, 1999. The license is valid for 15 years. Moldcell commenced GSM operations in April 2000. As of December 31, 2004, Moldcell had 299,714 subscribers of which approximately 12,239 were postpaid, approximately 24,026 were paid-in-advance subscribers and approximately 263,449 were prepaid. As of March 31, 2005, Moldcell had 323,946 subscribers, of which approximately 12,239, approximately 24,026 were paid-in-advance subscribers and approximately 263,449 are prepaid.

  Other

Kibris Telekom

        On March 25, 1999, we established Kibris Mobile Telekomunikasyon Limited Sirketi, or Kuzey Kibris Turkcell (Kibris Telekom), a 100% owned subsidiary of Turkcell, to operate a GSM network in Northern Cyprus, and it entered into a revenue sharing agreement with the government of the Turkish Republic of Northern Cyprus. Kibris Telekom began its operations in July 1999, more than four years after the incumbent mobile operator. As of December 31, 2004, Kibris Telekom had 139,826 subscribers. The agreement between Kibris Telekom and the government of Northern Cyprus requires an equal sharing of revenues between the parties. The agreement also provides that if the collected revenues are less than 95% of accrued revenues, the government's share is calculated on the amount of collected revenues rather than accrued revenues. The agreement terminates automatically at the end of ten years and six months from March 25, 1999. As of March 31, 2005, Kibris Telekom had 152,873 subscribers.

Kibrisonline

        Kibrisonline was established as a limited liability enterprise on July 10, 2000, and commenced its operations on January 10, 2001. In addition to providing Internet access, Kibrisonline also provides content and e-commerce capabilities to individual and corporate clients. As of December 31, 2004, Kibris Telekom holds a 60% interest in Kibrisonline and the remaining 40% is owned by the local partner Airtech Limited. On April 22, 2005, Kibris Telekom decided to transfer its shares in Kibrisonline. On May 27, 2005, Kibris Telekom and Digitech Iletisim Limited ("Digitech") signed a share transfer agreement. According to this agreement all Kibrisonline shares with a par value of one TRY each, owned by Kibris Telekom have been transferred to Digitech with a consideration of TRY 25,000 (equivalent to $0.02 million at December 31, 2004).

Other Domestic Operations

        We continuously monitor new business opportunities which we believe have positive return potential and/or are critical for sustaining our competitive advantage in our core business. Our domestic subsidiaries recorded combined revenue of $88.8 million, $42.2 million and $29.2 million in 2004, 2003 and 2002, which resulted in $30.4 million, $9.1 million and $8.5 million of consolidated revenues after intercompany eliminations respectively.

  Global

        On October 1, 1999, we established Global in order to provide telemarketing, telesales, directory assistance and call center services especially for us. 2004 has been a year of transition from call center to contact center where Global started to manage customer contacts at every channel except face-to-face interaction. As of December 31, 2004, Global employed 2,769 employees of which around 80% provide us with customer care and retention services while the remaining workforce serves customers of other clients. We own 99.89% of Global.

  Turktell

        On June 13, 2000, we established Turktell Bilisim Servisleri A.S., or Turktell, a 100.00% owned subsidiary, as a holding company for our ventures in Turkey and a venture capital company for new projects for our group companies.

  Turktell Uluslararasi

        In April 2004, we established Turktell Uluslararasi with a capital amount of $53 million as a holding company for GSM operations abroad. We own 100.0% of Turktell Uluslararasi.

  Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S.

        Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. ("Inteltek"), established on April 6, 2001, was incorporated to explore business opportunities in the gaming business. Turktell has a 55% interest in Inteltek, the Greek gaming company, Intralot has a 25% interest and Teknoloji Holding holds the remaining 20% interest. Genclik ve Spor Genel Mudurlugu granted Inteltek the right to establish and operate a central betting system, and authorized it as the head agent to establish an agent network to provide pari-mutuel and fixed odds betting games on sporting events based on the agreements signed in July 2002 and October 2003. The company has become fully operational during 2004.

  Libero Interaktif Hizmetler A.S.

        Libero Interaktiv Hizmetler A.S. ("Libero") was established on September 2, 2003, to provide remote betting services to the general public over the age of 18 through fixed internet, mobile phones, interactive TV and IVR. Shareholder structure of Libero is same as Inteltek. On March 26, 2004, Libero signed an agreement with Genclik ve Spor Genel Mudurlugu to offer football related remote betting services and started its operations in August 2004.

  Mapco Internet ve Iletisim Altyapi Hizmetleri A.S.

        Mapco Internet ve Iletisim Altyapi Hizmetleri A.S. ("Mapco") was incorporated to provide Internet services through any means of wireless communication. Since June 2003, Mapco has been developing, managing and marketing lifestyle value added services for Turkcell customers under the Shubuo brand. Our direct and indirect participation in Mapco is 100%.

  Bilisim Telekomunikasyon Hizmetleri A.S.

        Bilisim Telekomunikasyon Hizmetleri A.S. ("Bilisim Telekom") A.S. was established on June 9, 2004, to provide alternative telecommunication services other than GSM. After its incorporation, Bilisim Telekom has obtained a Long Distance Telephony Services ("LDTS") right which allows the company to provide long distance call origination and termination for consumers and corporates as well as wholesale voice carrying services. Currently, the company carries some of Turkcell's international traffic, previously carried by Turk Telekom. Bilisim Telekom has also been awarded an ISP license. We own 100% of the company.

Regulation of the Turkish Telecommunications Industry

  Overview

        All telecommunications activity in Turkey is currently regulated by the Ministry of Transportation and the Telecommunications Authority. The Telegram and Telephone Law No. 406, dated February 4, 1924, known as the Telecommunications Law, as amended in 1994, 1995, 1996, 2000, 2001 and 2004, is the principal law governing telecommunications activity in Turkey. The Wireless Law No. 2813, as amended, and Ministry of Transportation Law No. 3348, as amended, also include provisions relating to telecommunications in Turkey.

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

        With the 2001 changes described in Amending Law No. 4673, or the Amending Law, except for the provision of the "golden share" discussed below, all shares of Turk Telekom can be sold to private investors. The golden share, which gives the Turkish government the right to veto issues related to national security and defense, will be exercised by the Turkish Treasury via one seat on Turk Telekom's board.

        In 2004, changes described in Amending Law No. 5189, that foreign individuals or entities cannot own, directly or indirectly, more than 45% of the total share capital of Turk Telekom or hold management control. The privatization procedure of Turk Telekom has been started with a 55% block share of Turk Telekom subject to the privatization.

        Under the Telecommunications Law, Turk Telekom was the monopoly provider of national and international voice telephone services including the establishment and management of all infrastructure (excluding the telecommunications infrastructure required to be established by the business enterprises in the concession agreements or telecommunications licenses or general permits related to the telecommunication services and personal telecommunications premises) until December 31, 2003, subject to some limitations. Upon the expiration of Turk Telekom's monopoly, other companies may be authorized to provide telecommunications services and operate infrastructure upon the Telecommunications Authority's approval. Value-added telecommunications services, including GSM services, may be provided by capital companies incorporated in Turkey that duly conclude a concession agreement or obtain a telecommunications license or general permission under the provisions of the Telecommunications Law and the Regulation on Authorization of Telecommunication's Services and Infrastructure. Some services can only be carried out by an operator through a concession agreement to be concluded with the Telecommunications Authority. Although Turk Telekom's monopoly expired on December 31, 2003, Turk Telekom still maintains a de facto monopoly because there have been no license agreements concluded with the Telecommunications Authority and no other operators have been authorized to provide services within Turk Telekom's monopoly area (other than the authorization of long distance call services).

        On June 5, 2004, the Telecommunications Authority designated Turk Telekom as an operator holding de facto monopoly on national and international voice carrying services and in telecommunication network market, excluding networks which shall be constructed by licensed Telecommunications operators and individual telecommunications networks, in accordance with The Telegram and Telephone Law No. 406 article 29 (b) until the constitution of the fair competition in relevant markets. According to the foregoing regulation the Telecommunications Authority is able to establish the method of calculation of maximum prices, included rental charges of leased lines and transmissions, on a non-discriminative and cost basis by any administrative acts and regulations.

        The Telecommunications Authority amended the Regulation on the Telecommunication Services on April 13, 2004 for the authorization of Long Distance Call Services. On May 17, 2004, 27 new operators obtained telecommunications licenses to provide long distance call services from the Telecommunications Authority. According to the terms of the regulation and license application procedure Turk Telekom is responsible to provide carrier selection and access to the new operators' networks. Interconnection agreements with the new operators licensed to provide long distance call services and Turk Telekom have been signed and become operational in 2005.

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

        The Electronic Signature law was published on January 15, 2004 and became effective on July 15, 2004. The purpose of the Electronic Signature Law is to establish electronic signature's technical and legal structure and general principles for its usage. The Electronic Signature Law has amended other Turkish laws and regulations regarding the status of hand signature. As a result of this law an electronic signature has the same legal effect as the hand signature except legal transactions that should be witnessed by a public authority. Furthermore on January 6, 2005 the Telecommunications Authority published a Regulation on Principles and Procedures of The Electronic Signature Law. The purpose of the regulation is to determine the authorization, duties, rights and working principles of the Electronic Certificate Service Providers and their relations with the Telecommunications Authority and their consumers. In addition to this regulation, the Telecommunications Authority published a Regulation on Technical Process and Criteria of the Electronic Signature on January 6, 2005, to set out the technical duties and process that Electronic Certificate Service Providers should fulfill.

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

        The Telecommunications Authority passed the "Tariff Regulation" on August 28, 2001, which sets out the principles and procedures to be applied for the approval and the audit of the tariff to be applied to the telecommunications services if it is determined that a business enterprise: (i) is a legal or a de facto monopoly; or (ii) is in a dominant position in the relevant service or geographic market; or (iii) has significant market power. In case it is determined by the Telecommunications Authority that the business activities are within the scope of such Regulation, the tariffs should be submitted to the Telecommunications Authority for approval. The tariffs would be based on the cost of efficient service provision method and should not include extreme prices incurred as a result of efficient market power of the business enterprise or any price discounts intended to restrain competition in the market. Also, such tariff should not result in discrimination among users who benefit from the same or similar telecommunications services. The Telecommunications Authority applies these principles to both the cost of efficient service provision and price cap methods while granting the approval or auditing the tariffs. The Telecommunications Authority published a communiqué on June 3, 2003 defining "dominant position" as any position enjoyed in a related telecommunications market by one or more enterprises by virtue of which those competitors and consumers are able to determine economic parameters such as the amount of production or distribution, price and supply. In determining which operators possess dominant position, the Telecommunications Authority will take into consideration the following criteria: market share; vertical integrity; the power to influence market conditions; entrance to relevant market; difficulty to control and replace the network; technologic superiority; lack of competition in the relevant market; the quantity of unused capacity and the power to access financial resources. On June 9, 2004, the Telecommunications Authority designated us an "operator holding dominant position" in the GSM Mobile Telecommunications Services Market.

        The Telecommunications Authority issued the regulation on Consumer Rights in Telecommunications Sector on December 22, 2004. The Regulation sets forth the principles applied to the relationship between telecom operators like Turkcell and their subscribers. The regulation sets forth consumer and subscriber rights, and in accordance with said rights, specifies the Telecommunications Authority's rights and the operator's duties and specifically deals with termination of subscription. Under the Regulation, subscribers desiring to terminate their subscription agreement must notify a fully authorized retailer of their operator in writing or the operator through the Internet, or by calling the operator's customer services unit. The GSM operator deactivates the subscriber's line on the date of notification. If notification of termination is performed through the Internet or via the GSM operator's customer services unit, the subscriber is obliged to notify the fully authorized retailer in writing within 10 days. Notifications duly performed are concluded within seven days of the notification, and termination of subscription is confirmed in writing to the subscriber within that same period. Subscribers terminating their subscription agreement should be informed about the regulation compelling the operators to provide the subscriber's new telephone number (received from a new operator) to a calling party with an announcement within 60 days after the termination of subscription. According to this regulation the GSM operator will be required to announce the consumer's new number within 60 days. According to the Regulation, operators are obliged to announce their new tariffs and any alteration in prices via Internet, SMS or any other media before their implementation.

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

        General Principles of Application Of The Regulation concerning "Co-Location and Facility Sharing": Except interconnections and access to the local network all demand on switching, orientation and positioning of control elements will be out of the communiqué scope. Co-Layout and Facility Sharing prices will be determined on cost basis. Any land, facility and the facilities under the usage of Co-Location responsible should be considered in the scope of Co-Location and Facility Sharing to increase competition, to use restricted sources efficiently and to support public good. The costs should be certificated by the Co-Location responsible. Efficient competition should be incited between the operators. To not corrupt parties operational and investment plans, an efficient communication between parties shall be provided.

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

        The Telecommunications Authority issued the Regulation on Administrative Fines to be imposed on the Operators on August 1, 2002, setting out applicable rules in case the operators do not comply with the provisions of the legislation, concession agreements, telecommunications license or general authorization. The Regulation authorizes the Telecommunications Authority to impose fines in case an operator submits incorrect or misleading documents; fails to submit documents as requested by the Telecommunications Authority; does not timely submit such documents; does not permit inspection or audit to be made by the Telecommunications Authority; uses unpermitted equipment or equipment not complying with standards; alters technical features of equipment; or does not pay fees arising from its use of license and frequencies or does not comply with the provisions of concession agreements, telecommunications licenses and general authorizations or the legislation (e.g., if the operator applies cross subvention among the services provided, does not inform the Telecommunications Authority of tariff amendments, violates interconnection or roaming obligations, does not provide the required minimum service, etc.). Applicable administrative fines for the prohibited acts range from 0.1% up to 3% of the operator's turnover for the preceding year. Further, the Telecommunications Authority abolished the Regulation on Administrative Fines to be imposed on the Operators (published on August 1, 2002) by publishing the Regulation on Administrative Fines, Sanctions and Precautions to be imposed on the Operators on September 5, 2004. According to the amended Regulation the

Telecommunications Authority still maintains the right to impose fines in the event an operator submits incorrect or misleading documents; fails to submit documents as requested by the Telecommunications Authority; does not timely submit such documents; does not permit inspection or audit to be made by the Telecommunications Authority; uses unpermitted equipment or equipment not complying with standards; alters technical features of equipment; or does not pay fees arising from its use of license and frequencies or does not comply with the provisions of concession agreements, telecommunications licenses and general authorizations or the legislation. In addition, the amended Regulation authorizes the Telecommunications Authority to impose sanctions and warning as well as administrative fines and according to the amended Regulation, the Telecommunications Authority is authorized to impose fines and sanctions to the operators.

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

        The Competition Board, among others, is entitled to carry out investigations, evaluate requests for exemptions, monitor the market, assess mergers and acquisitions, submit views to the Ministry of Industry and Trade and perform other tasks stipulated by the Competition Law. Pursuant to the Amending Law passed in May 2001, the Telecommunications Authority is entitled to apply to the Competition Board in case it determines that agreements regarding standard reference tariffs, network interconnection and roaming violate provisions of the Competition Law.

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

        Under the Telecommunications Law, on August 26, 2004 the Telecommunications Authority issued the "Regulation Relating to the Authorization of Telecommunication's Services and Infrastructure" which replaced the Telecommunications Services Regulation, together with nine annexes, one containing specific provisions relating to GSM services and the others relating to, among other things, Internet services, GMPCS mobile telecommunications services and wireless services, long distance call services, (the "Authorization Regulation"). Further, on February 5, 2005 Telecommunications Authority appended the annex -10 specifying provisions relating to the "Cable Services".

        Under the Telecommunications Law, a license for value added telecommunications services may be granted for a period not to exceed 49 years. The Telecommunications Services Regulation designated the period to 25 years for telecommunications services not rendered under general authorization, such as GSM services. A GSM licensee is subject to the Telecommunications Authority's right to suspend or terminate operations by the licensee on the grounds of security, public benefit, national defense or to comply with any international treaties. Under the Telecommunications Law, suspension or takeover of the facilities under these circumstances is subject to the payment of compensation to the operator. The Telecommunications Authority may inspect and regulate the licensee and nullify its license if the licensee materially fails to comply with the terms of its license. For example, the Amending Law provides that the Telecommunications Authority's right to nullify a concession, license or general permission may be exercised by the Telecommunications Authority in the case of gross negligence of the operator.

        The Authorization Regulation governs the terms of license agreements and provides that the Telecommunications Authority may supervise the activities of licensed operators of valued-added services, approve the transfer of licenses to third parties, ensure continuation of services in the event of cancellation of a license and approve the investment plans submitted by licensees.

        The Telecommunications Authority is authorized to require the operator to modify tariffs if and to the extent necessary to promote fair competition or the public interest. In addition, the Telecommunications Authority may terminate our license in cases of gross negligence. Pursuant to the Authorization Regulation, concessions, licenses or general authorizations shall specify the termination events, such as an operator's failure to comply, either partially or in its entirety, with the terms of its licenses or with relevant legislation, and include liquidated damages.

        Upon the expiry of a license, including termination, the facilities and immovables of the licensee relating to the value-added services will be transferred by the licensee in accordance with the license agreement.

        Under the Authorization Regulation, the licensee is responsible for installing telecommunications equipment in conformance with international signalization systems and numbering plans. Further, the licensee is obligated to make those investments which are necessary to offer the licensed service. These obligations include design of the service, the making of financial investments and the installation and operation of the facility required for the service. Licensees are allowed to determine the prices for services, subject to the regulations of the Telecommunications Authority. Copies of the tariffs are required to be made available to the public and to customers.

        Pursuant to the License Regulations, operators are obliged, upon request by customers, to keep confidential all personal data of customers. Necessary precautions have to be taken by the operators to abide by customers' requests that their personal data do not appear in customer directories or inquiry services.

        Authorization Regulation amended the regulation on February 4, 2002, "Regulation on the Method and Principles Relating to the Issuance of Second Type Telecommunications Licenses and General Permits" ("Regulation") and define License Agreements, First Type Telecommunications Licenses, Second Type Telecommunications Licenses, General Permits and finally specify the general principles that a company applying for an authorization to provide Telecommunication Services must observe. The new Authorization Regulation issued by the Telecommunications Authority on August 26, 2004, in line with Law No. 406, foresees four types of authorization to provide telecommunications services and establish and operate infrastructure: i) Duty Agreement (only between Turk Telekom and the Authority); ii) Concession Agreement; iii) Telecommunications License; and iv) General Authorization.

        Operators should sign a Concession Agreement with the Telecommunications Authority to provide telecommunications services or infrastructure which are to be provided by a limited number of operators on a national basis. On the other hand, telecommunications services or infrastructure that are to be provided by a limited number of operators on a regional or local basis, could be provided by the operators acquiring a first type Telecommunications License. According to the Authorization Regulation, operators who are authorized via a Concession Agreement or first type Telecommunications License cannot be authorized by any other authorization type. In accordance with the said Regulation Turkcell as an operator authorized via Concession Agreement cannot be authorized by any other authorization type.

        Second Type Telecommunications Licenses could be granted for the services listed in Article 18 of Law No. 406 if they are not required to be provided by a limited number of operators.

        Lastly, General Authorizations are issued for the telecommunications services and infrastructure which are not listed in Article 18 of Law No. 406 and if they are not required to be provided by a limited number of operators.

        The Licenses, which may be granted under the Regulation, shall have a maximum term of 25 years.

        The Regulation includes annexes, where license conditions for different types of telecommunications services and infrastructure (such as GSM mobile telephone services, GMPCS, Satellite Platform Services, Telephone Messaging Services, Internet Service Provision, Long Distance Telephone Services, Cable Platform Services and Fixed Wireless Broadband Access Services) are set. By the end of February 2005, there were 11 types of services subject to authorization.

        Under the Authorization Regulation, companies applying for a first type telecommunication license or to conclude a license agreement should meet the following criteria:

  •
  The company shall be a joint stock company and shares should be registered.

  •
  The company should be established in accordance with the laws of Turkey.

  •
  The scope of the company as outlined in its articles of association should include telecommunications and the telecommunications activity which is applied for.

  •
  Those who form the company and the shareholders holding at least 5% of the shares of the company should not have been convicted to imprisonment due to;

  •
  crimes committed against the government or the crimes set out in the Struggle with Terrorism Act,

  •
  crimes against the Banking Law, Capital Market Law, debit, malversation, bribe, robbery, forgery, collusion, fraudulent bankruptcy, betrayal of trust, smuggling, tax fraud, corruption in a official tender or purchase and sale process, money laundering.

        And finally, the company should fulfill any other terms of tender.

        Under the Authorization Regulation, operators should obtain second type of Second Type Telecommunications License from the Telecommunications Authority to provide telecommunications services or/and to establish or operate network that are not requiring carried out by a limited number of operators and services listed on article 18 of the Telecommunication Law. On the other hand, telecommunications services or/and establishing or operating network that are not requiring carried out by a limited number of operators and not listed on the article 18 of the Telecommunication Law could be provided by the operators acquiring a second type Telecommunication License granted by the Telecommunications Authority. to regulate the principles of the value added telecommunications services that are not requiring the allocation of scarce resources.

        According to Authorization Regulation, a company applying for a second type telecommunications license ("License") or a general permit ("Permit") should meet the following criteria:

  •
  The company shall be either a joint stock company or a limited liability company.

  •
  The company should be established in accordance with the laws of Turkey.

  •
  The scope of the company as outlined in its articles of association should include telecommunications and the telecommunications activity which is applied for.

  •
  Those who form the company and the shareholders holding at least 5% of the shares of the company should not have been convicted and imprisoned due to crimes committed against the government or the crimes set out in the Struggle with Terrorism Act.

  •
  crimes against the Banking Law, Capital Market Law, debit, malversation, bribe, robbery, forgery, collusion, fraudulent bankruptcy, betrayal of trust, smuggling, tax fraud, corruption in a official tender or purchase and sale process, money laundering.

  •
  The company should fulfill any other specific provisions of the annex relating to relevant type of services

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

        We paid a license fee of $500 million to the Turkish Treasury upon effectiveness of our license. As security for the performance of our obligations, we were also required to deliver cash or a bank guarantee equal to 1% of our license fee. On an ongoing basis, we must pay 15% of our monthly gross revenue, which is defined in the license agreement as subscription fees, monthly fixed fees and communication fees including taxes, charges and duties to the Turkish Treasury. We have settled with the Ministry of Transportation concerning the calculation of ongoing license fee payments. See "Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings."

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

Tariffs

        The license agreement regulates our ability to determine our tariff for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the Telecommunications Authority sets the initial maximum tariffs in Turkish Lira and US dollars. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs based on, in the case of maximum tariffs established in New Turkish Lira, the Turkish Consumer Price Index announced by the Ministry of Industry and Trade of Turkey minus 3%. In the case of maximum tariffs established in US dollars, the increase is based on the US Consumer Price All Item Index minus 3%. Although action is required for an adjustment of maximum tariffs, our license agreement provides that we are free to establish rates for services up to the then existing maximum tariff (subject only to a seven-day prior notification to the Telecommunications Authority).

        In accordance with the license agreement, the Telecommunications Authority had undertaken to procure that the minimum charge per minute that Turk Telekom may charge its customers for any call from its network to our network may not be less than the basic charge that is charged by us to our customers. This procedure is under dispute in the case initiated before the Danistay by Turk Telekom against the Telecommunications Authority. For further information about this case, please see "Item 3D. Risk Factors" and "Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings."

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

        The standard tariffs and the maximum rates have been established in New Turkish Lira and the Telecommunications Authority's schedule of standard tariffs and maximum rates are premised on the TRY/US$ Exchange Rate in effect on the date they were approved by the Telecommunications Authority.

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

        The Telecommunications Authority published a communique on June 3, 2003 defining "significant market power" as "the power to influence economic parameters such as the purchase or sale price of services provided to other operators and users; supply and demand of said services; market conditions; components of fundamental telecommunications network utilized for telecommunications services; and access to users in the relevant telecommunications market." In determining which operators possess significant market power, the Telecommunications Authority will take into consideration the following criteria: market share; the power to influence market conditions; the relationship between quantity of sales and size of the relevant market; the power to control access to the end user; power to access financial resources; and experience regarding production and introduction of services in the market. On August 21, 2003, the Telecommunications Authority designated us an "operator holding significant market power" in the "GSM Mobile Telecommunication Services Market" and "GSM Mobil Call Termination Services Market" and Telsim an "operator holding significant market power" in "the GSM Mobil Call Termination Services Market." Finally, on January 4, 2005, the Telecommunications Authority designated Turkcell individually as an "operator holding significant market power" in the "GSM Mobil Call Termination Services Market".

        While all operators will be obliged to enter into negotiations for interconnection agreements with any requesting operator, Turkcell, as operator holding significant market power, as well as Turk Telekom, are obliged to provide interconnection. These operators may limit access or interconnection to other operators only if it is objectively proven that network operation security or network integrity or data protection cannot be maintained or that interconnection or access is technologically unfeasible; in any case, the approval of the Telecommunications Authority is also required. The Telecommunications

Authority may also limit the interconnection obligation of an operator upon the operator's request, provided that there are technical and commercial alternatives to the interconnection or that required resources for such interconnection are unavailable. While operators not deemed to hold significant market power are free to set their access and interconnection tariffs, operators holding significant market power are required to determine their access and interconnection tariffs on a cost basis. Specifically, the Regulation provides that the tariffs will be the marginal cost of procuring efficient services, including an "appropriate return" on capital employed for procurement of services, plus a portion of overall costs attributable to such service.

        In addition, the Telecommunications Authority has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price by the regulation concerning "Co-Location and Facility Sharing." See "Regulation of the Turkish Telecommunications Industry" above.

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

        All access and interconnection contracts must be submitted to the Telecommunications Authority within fifteen days of execution. The Telecommunications Authority may request modifications to the contracts should they contain any provisions contrary to the legislation. The access and interconnection contracts will be publicly available, excluding trade secrets. All operators holding significant market power will also be required to prepare reference interconnection proposals and submit them to the Telecommunications Authority. Turk Telekom will submit such reference interconnection proposals within three months of the date of the Regulation; other operators will be required to submit such proposals within three months following the date of the Telecommunications Authority's determination that they hold significant market power. Except where otherwise specified by the Telecommunications Authority, reference interconnection proposals will be renewed every year. We have submitted our reference interconnection proposal to the Telecommunications Authority, which has the right to vary its terms. Furthermore, on May 3, 2005 the Telecommunications Authority has published our interconnection proposal on its website.

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

        In September 2004, the Telecommunications Authority published "Standard Reference Interconnection Tariffs, to recommend call termination fees of the operators holding significant market power on "GSM Mobil Call Termination Services Market" and Turk Telekom. In accordance with the recommendation as of January 1, 2005, call termination fees of the operators holding significant market power on "GSM Mobil Call Termination Services Market" is 0.148 TRY and as of January 2005.

  The Ukraine License Agreement

        Our subsidiary, Astelit, operates under an "Activity License" issued by the State Committee of Communication of Ukraine (Telecommunications Authority until 2005) (the "SCCI") on March 18, 2002, with an initial term of six years. This license grants us the right to build, maintain and use (i.e. provide telecom services) a cellular radio telecommunications network compliant to the DCS-1800 standard until June 8, 2008. The Activity License is supplemented by a non-transferable "Frequency License", issued by the same authority. We pay $74,455 per month for the allocated frequencies under our Frequency License. Another Ukrainian subsidiary of ours, DCC, also maintains several licenses, including a license for local telephone network construction, maintenance and use compliant to the D-AMPS standard, a number of D-AMPS frequency licenses (complimentary to activity licenses), a long-distance (national) and international carrier license and radio link frequency licenses.

        The terms of our licenses require us to make certain notifications to Ukrainian government agencies and also to maintain certain levels of service for our customers. If we violate the provisions of our licenses, our license or operations could be suspended or terminated for a limited or unlimited period. In addition to maintaining licenses, Astelit and DCC have each concluded interconnection agreements with other Ukrainian telecommunications companies including Ukrtelecom, UMC, Kyivstar and Goldentelecom. These agreements set forth generally the rates for interconnection services, as well as standards, equipment to be used, settlements procedure, dispute resolution and amendment procedures.

  Turk Telekom, Telsim, Aycell, Is-Tim, Milleni.com and Globalstar Interconnection Agreements

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

        As of May 31, 2005, Turk Telekom pays us TRY 0.201675 (approximately $0.147682 at May 31, 2005) per minute, for traffic originating on Turk Telekom's network and terminating on our network.

        As of May 31, 2005, we pay to Turk Telekom a net amount of TRY 0.050419 (approximately $0.036921 at May 31, 2005) per minute for local traffic and a net amount of TRY 0.070586 (approximately $0.051689 at May 31, 2005) per minute for metropolitan and long-distance traffic switched from us to Turk Telekom.

        For SMS services from Turk Telekom's network to our network, Turk Telekom will pay us a net amount of TRY 0.029243 approximately $0.021414 per SMS after deducting VAT and other taxes. For SMS services from our network to Turk Telekom's network, we will pay Turk Telekom a net amount of TRY 0.015126 approximately $0.011076 per SMS after deducting VAT and other taxes.

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

        We route local traffic to other Turkish operators using Turk Telekom's interconnect switch, for which we pay the net amount determined for local traffic by Turk Telekom. Currently we pay 0.036921 cents for local calls and 0.051689 cents for non-calls. The switch is an element of a telephone network that connects telephone calls to telephone users on the same or other networks. Turk Telekom does not pay any charge to the network that receives the call and reserves the right to refuse to switch the transit traffic should such charges be imposed.

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

Telsim Interconnection Agreement

  General

        We and Telsim entered into an interconnection agreement dated October 4, 1999, which became effective on the date of the Ministry of Transportation's approval. This agreement was amended October 13, 2003 and terminated at June 30, 2004. Under the Telsim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network with our network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement.

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

        As of May 31, 2005, we pay Telsim a net amount of TRY 0.195312 (approximately $0.143023 at May 31, 2005) per minute for traffic switched from us to Telsim. Telsim pays us a net amount of TRY 0.195312 (approximately $0.143023 at May 31, 2005) per minute for traffic switched from Telsim to us. For SMS services from Telsim to our network, Telsim pays us a net amount of TRY 0.027316 approximately $0.020003 per SMS and we pay Telsim a net amount of TRY 0.027316 approximately $0.020003 per SMS sent from our network to Telsim's. Both parties charge each other TRY 0.214843 approximately $0.157325 per minute for accessing each other's directory inquiry services.

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

        We and Avea signed a protocol after the merger of Aycell and Is-Tim. According to the protocol, the interconnection agreement between Turkcell and Aycell dated July 19, 2001 has been canceled. The parties have agreed that the interconnection agreement that we entered into with Is-Tim in March 2001 will govern the relationship between TT&TIM and us.

AVEA Iletisim Hizmetleri A.S. Interconnection Agreement

  General

        We and Is-Tim entered into an interconnection agreement that became effective on March 9, 2001, after approval by the Ministry of Transportation. Under the Is-Tim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network with the other's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement.

        The Is-Tim interconnection agreement establishes understandings between the parties relating to a number of key operational areas, including call traffic management, and also contemplates that we and Is-Tim will agree to the contents of various manuals that will set forth in detail additional specifications concerning matters which are not specifically covered in the interconnection agreement. These matters include quality and performance standards, interconnection interfaces and other technical, operational, and procedural aspects of interconnection.

  Standards

        The Is-Tim interconnection agreement also requires the parties to comply with relevant international standards, including standards adopted by the GSM Memorandum of Understanding, the Telecommunications Standards Bureau of the International Telecommunications Union and the European Telecommunications Standards Institute. In the absence of applicable international standards, the interconnection agreement provides that both parties will establish written standards to govern between them.

        The Is-Tim interconnection agreement provides that we and Is-Tim will each assume responsibility for the safe operation of our own networks. Each party is responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage, interfere with or cause any deterioration in the operation of the other party's network.

  Operational Issues

        The Is-Tim interconnection agreement outlines the applicable interconnection principles and provides the technical basis and rationale for technical specifications and the manuals to be agreed to by the parties. The Is-Tim interconnection agreement:

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

        The Is-Tim interconnection agreement provides that the parties will from time to time provide to each other forecasts of anticipated traffic over their respective networks. In addition, each party agrees to provide to the other party information which is necessary to enable performance of their interconnection obligations, the provision of services or utilization of equipment or buildings as contemplated in the interconnection agreement.

  Payments

        The Is-Tim interconnection agreement provides for the payment of fees by us to Is-Tim for the interconnection services provided by Is-Tim. A number of the provisions of the interconnection agreement address matters concerning billing and payment of bills for services rendered under the interconnection agreement. Each party is required to record certain call information and to provide that information to the other party. Each party is responsible for invoicing the other party on a monthly basis.

  Call Tariffs

        Interconnection tariffs are calculated on a cost basis for operators holding significant market power as explained above. The negotiations to renew our interconnection agreement with Is-Tim have ceased because of the merger between Aycell and Is-Tim (for further information see "Item 4B. Business Overview—Industry—The Turkish Mobile Market"). Effective on May 31, 2005, we pay Avea a net amount of TRY 0.269987 approximately $0.197706 per minute for traffic switched from us to Avea and Avea pays us a net amount of TRY 0.206461 approximately $0.151187 per minute for traffic switched from Avea to us.

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

        The Is-Tim interconnection agreement will remain in force for the duration of the license period unless one of the parties serves a three-month termination notice to the other party.

        The Is-Tim interconnection agreement will terminate:

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

        Under the Milleni.com telecommunications services agreement, each of the parties agree to provide telecommunications services, as defined under the agreement, to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch for onward transmission to their destinations. Scope to the services may be extended subject to the parties' further agreement. We and Milleni.com undertook to use the Services in accordance with directions, consents, specifications, designations or determinations of the local regulatory authorities within the respective jurisdiction. Moreover, each of the parties guaranteed certain principles for use of services by its customers to the other.

        The Milleni.com telecommunications services agreement establishes understandings between the parties relating to a number of operational areas, including applicable interconnection principles and other technical, operational, financial and procedural aspects of interconnection.

        Although the Milleni.com interconnection agreement is effective, in practice Turkcell does not carry calls to Milleni.com's switch for onward transmission to their destinations provided that the termination of these calls on the relevant network and Milleni.com do not convey calls to our switch.

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

  Payments

        The Milleni.com telecommunications services agreement provided for the payment by both of the parties of fees for the interconnection services provided. In that respect, we were obliged to pay charges due to Milleni.com in monthly arrears within 30 days from the receipt of invoice. Milleni.com should have paid charges due to us in monthly arrears within 30 days from the receipt of invoice.

        The Milleni.com telecommunications services agreement indicated that the charges specified in the agreement are exclusive of Value Added Tax or any other applicable tax. If such taxes were due and owing, that amount should have been added to the invoice and charged to the other party at the then prevailing rate.

        The Milleni.com telecommunications services agreement states that if a party fails to make charges when due, the amount past due bears daily interest at an annual rate of 3% points greater than Euro LIBOR from the date on which such amount became due until the date on which it is paid, unless the invoice was correctly disputed. The applicable interest should have been accrued day by day and not be compounded.

  Miscellaneous

        The Milleni.com telecommunications services agreement provided that either of the parties might suspend services or terminate the agreement by serving the other party with a written notice taking immediate effect if:

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

        Either of the parties had to terminate the agreement for any reason if force majeure events arise or upon a 60 day written notice. Termination or expiry of the agreement should have not affected accrued rights and obligations of the parties and indemnification and confidentiality provisions shall remain in force.

        The Milleni.com telecommunications services agreement could not be assigned without prior written consent of the other party, provided that rights and obligations thereunder may be assigned to an associated company of that party or to a third party who has acquired its system if such associated company or third party holds all necessary licenses, consents and permissions as may be necessary to fulfill its obligations under the agreement. Any permitted transfer should have been only effective upon signature by both of the parties and the assignee of a formal notation agreement under which the assigned shall agree to observe and perform all of the provisions of such telecommunications services agreement.

        The Milleni.com telecommunications services agreement was governed under Turkish law and the disputes arising thereunder shall be resolved before Istanbul courts. The Milleni.com telecommunications services agreement also set forth detailed special provisions for the settlement of billing disputes, including cooperation, executive management level consideration and referral to experts, if necessary.

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

  Call Tariffs

        In accordance with the agreement concluded between Turkcell and Globalstar on December 11, 2003, for traffic switched from us to Globalstar we pay Globalstar the charges determined below after deducting VAT, communications tax and other taxes:

  •
  for traffic between 0 and 500,000 minutes, $0.40 per minute;

  •
  for traffic between 500,000 and 1,000,000 minutes, $0.31 per minute;

  •
  for traffic between 1,000,000 and 2,000,000 minutes, $0.25 per minute; and

  •
  for traffic greater than 2,000,000, $0.20 per minute.

        For traffic switched from Globalstar to us, Globalstar pays us $0.175 per minute after deducting VAT, communications tax and other taxes.

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

Agreements Concluded with the Operators Licensed To Provide Long Distance Call Services

        Turkcell, as an operator holding significant market power entered into Call Termination Agreements with 3 operators licensed to provide Long Distance Call Services that became effective in January 2005. Under the Call Termination Agreements, Turkcell agreed, among other things, to terminate voice calls carried by the operators and rising from a national fixed telecommunication's network or/and any international telecommunication's network in accordance with technical specifications set out in the agreement and the operators agreed to pay us a net amount of TRY 0.201675 (approximately $0.147682) per minute for local traffic in the same connection area, a net amount of TRY 0.211759 (approximately $0.155066) per minute for long-distance traffic and TRY

0.201675 (approximately $0.147682) per minute for the International traffic switched from the operators to us.

        We and Bilisim Telekom, which is also licensed to provide Long Distance Call Services, entered in to an International Traffic Carrying Services Agreement on December 2004. Under the Agreement, we may carry calls to Bilisim Telekom's switch for onward transmission to their destinations and Bilisim Telekom's should provide the termination of these calls on the relevant network. Bilisim Telekom charges us at various prices identified within the scope of the agreement for the calls destined to numerous networks around the globe. Bilisim Telekom may modify its rates upon fifteen days advanced written notice and these rates will be applicable upon our approval.

Agreements Concluded with the Operators Licensed to Provide International Transit Traffic Services

        We and Bilisim Telekom, which is also licensed to provide Long Distance Call Services, entered in to an International Traffic Carrying Services Agreement on December 2004. Under the Agreement, we may carry calls to Bilisim Telekom's switch for onward transmission to their destinations and Bilisim Telekom's should provide the termination of these calls on the relevant network. Bilisim Telekom charges us at various prices identified within the scope of the agreement for the calls directed to numerous networks around the globe. Bilisim Telekom may modify its rates upon fifteen days advanced written notice and these rates will be applicable upon our approval.

        We are continuing to negotiate with other operators holding licenses to provide Long Distance Call Services on the terms of the license agreements and we are expected to sign International Traffic Carrying Services Agreement in 2005.

  Prospective Legislations and Regulations

        Below, is a brief overview of some of the major proposed legislative and regulatory initiatives in Turkey that, if implemented, could have a significant impact on our operations.

  Regulations

  Number Portability

        Number portability allows subscribers to change their telephone operator or physical location or the type of the service without changing their telephone numbers.

        In order to assess operator concerns about number portability, the Telecommunications Authority has sent a questionnaire to the operators regarding technical, marketing and regulatory issues of the Number Portability application.

  Defining the Relevant Markets

        Currently, only two markets have been nominated by the Telecommunications Authority as relevant markets pursuant to which it is authorized to determine the operators within such market holding significant market power or a dominant market position. These markets are mobile telecommunications market and mobile call termination market.

  Authorization of Value Added Telecommunication Services Operators

        The Telecommunications Authority is preparing to authorize the operators to provide Value Added Telecommunication Services by appending an annex to the Authorization Regulation, specifying provisions relating to such services. The Telecommunications Authority will specify the authorizations types and procedures to be applied and minimum value of authorization fee for Value Added Telecommunication Services within the annex.

        In order to assess operator concerns regarding this regulation, the Telecommunications Authority has sent a questionnaire to the operators regarding technical, marketing and regulatory issues of the Value Added Telecommunication Services within the European Union Regulations and international applications.

        In accordance with the Telecommunications Authority Regulation, we may be required to provide access and/or interconnection services to requesting VAS operators.

  Authorization of Mobile Virtual Network Operators (MVNO's)

        According to proposed regulation, Mobile Virtual Network Operators shall provide their services by using the infrastructure of GSM operators. The Telecommunications Authority has published a draft annex to Authorization Regulation specifying provisions relating to MVNO's. We have objected to the draft Regulation on the grounds that obligating us to share our infrastructure with the MVNO's would infringe on our rights in accordance with our license agreement. The Telecommunications Authority has postponed working on the MVNO's authorization until the authorization of the 3G licenses.

  Authorization of Directory Services Operators

        The Telecommunications Authority has published a draft annex to Authorization Regulation specifying provisions relating to Authorization of Directory Services Operators.

        In accordance with the draft regulation, the Telecommunications Authority will grant licenses to provide Directory Services. Directory Services Operators, shall provide their services without infringing the provisions of the relevant law and regulation related to the protection of the confidentiality by accessing to the database on the subscribers' information's of the other authorized Telecom operators (including GSM operators and Turk Telekom). Likewise, to provide authorized services Directory Services Operators should sign an interconnection agreement as a result of the commercial negotiation with the authorized operators. The draft regulation does not contain any provision forcing us to sign an interconnection agreement with the Directory Services Operators.

  Authorization of the Infrastructure Services Operators

        The Telecommunications Authority has published a draft annex to the Authorization Regulation specifying provisions relating to the Authorization of the Infrastructure Services Operators.

        The draft regulation sets out the principles and procedures related to building and operating transmission network in order to provide telecommunication services to other operators and end users.

        In accordance with the draft regulation, the Telecommunications Authority will grant the operators by Second Type Telecommunications Licenses to provide Infrastructure Services. Operators should be authorized to provide their services within a specific geographical area and for a 25 years term. On the other hand, authorized operators within a specific area could be also authorized to provide Infrastructure Services within other geographical area.

  Legislations

  Electronic Communications Law

        The draft of the Electronic Communications Law prepared by the Ministry of Transportation aims to establish a similar legislative system to the EU regulatory framework and existing Telecommunications Authority regulations. The draft has the following key terms:

  •
  The termination of the "access" has been firstly used in a text of the law and the scope of the "access" has been enlarged by authorizing the Telecommunications Authority to specify the statements not designated clearly in the draft legislation which should be deemed as "access". In accordance with the mentioned provision and expected telecom services authorizations, the Telecommunications Authority may designate us and other Telecom operators as operators holding obligation to provide access.

  •
  The Telecommunications Authority is authorized to impose any obligations to the operators holding significant market power within the scope of the legislation included but not limited to the following: restrict and interrupt the subscription, oblige the operators to display their activity in separate legal entities, recommend and/or designate the upper limits of tariffs, obligate operators to imply carrier selection to the other telecom operators from their network.

  Draft Legislation on Universal Services and Amending The Telegram and Telephone Law No. 406 and the Ministry of Transportation Law No. 3348

        The draft legislation designates Universal Services as;

  •
  Fixed-line telephony services

  •
  Public pay telephones

  •
  Directory enquiry services and directories

  •
  Emergency calls services

  •
  Internet Services

  •
  Communication Services provided by the Coast Secure and Ship Rescue Services General Directorate

        In accordance with the draft legislation all authorized Telecom Operators are obliged to provide Universal Services and the General Directorate of Communication is authorized to designate operators holding obligation to provide Universal Services on a national and/or geographical area basis trough the demanding operators.

        The draft legislation does not impose any new financial obligations for the GSM operators. However, under the draft legislation a fund to finance the net cost of universal services obligations will be established and the Ministry of Transportation and Ministry of Finance will publish a regulation designating the sharing principles of the fund between the operators.

        In accordance with the mentioned draft legislation we would be designated as an operator obliged to provide Universal Services and in such case we may participate to the fund sharing procedure.

  Draft Legislation Amending the The Wireless Law No. 2813

        The aim of the draft legislation is to establish a central database (CEIR) within the Telecommunications Authority containing information on serial number (IMEI) ranges of millions of handsets that have been approved for use on GSM networks. These approved handsets make up what is called the White List. There is also a CEIR Black List, which contains millions of handsets that should be denied service on a GSM network because they have been reported as lost, stolen or otherwise unsuitable for use.

        Operators should deploy an Equipment Identity Register (EIR) in their network and use it to keep their own list of blocked lost or stolen phones. EIRs that are registered users of the CEIR dial-in directly or over a secure connection to share their latest lists of blacklisted handsets with other operators. The GSM operators should establish the EIR system in five mounts after the effective date of the Draft legislation.

        GSM operator would be prohibited from providing telecommunication services to the handsets which have been reported as lost, contraband or stolen. GSM operators providing services to the prohibited handsets would be subject to the TRY 20.000 administrative fines per handset and the operators repeating the commission would pay twice as much.

4C.    Organizational Structure

        The following chart lists each of our key subsidiaries (including our ownership interest in Fintur), its country of incorporation and our proportionate ownership interest as of May 31, 2005.

        In order to facilitate the diversification of our telecommunications business and the development of additional telecommunications services using advanced technologies, such as Digital television and Internet services, we formed Fintur in 2000 to hold many of our non-GSM and international GSM investments. Fintur was owned jointly with some of our principal shareholders and prior to the restructuring in 2002, we owned 25% of Fintur. The remaining equity of Fintur was owned by Sonera Holding B.V. and members of the Cukurova Group. On May 9, 2005, the Cukurova Group announced that it will purchase Fintur, Digital Platform and Superonline shares owned by Yapi Kredi.

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

        The following chart sets forth the ownership structure of Fintur and its direct and indirect ownership of its principal subsidiaries as of May 31, 2005.

4D.    Property, Plants and Equipment

        Our principal property, plant and equipment consists of management offices, switching sites, network infrastructure sites and network and office equipment.

Property

        We own five properties in Gaziantep, Tekirdag, Kocaeli, and two properties in Bursa. We also rent two properties in Davutpasa and Maltepe.

        We have buildings in Istanbul-Beyoglu (headquarter), Istanbul Maltepe, Istanbul Gunesli I, Istanbul Gunesli II, Ankara I, Ankara II, Adana, Diyarbakir, Samsun, Davutpasa and Izmir. The ownership of the Izmir building will be transferred to us in 2005.

        In addition to the foregoing properties, we maintain two rented office buildings and a warehouse in Istanbul.

Switches

        We have switches in Bursa, Konya, Antalya, Mahmutbey (Istanbul), Aydin, Erzurum, Balikesir, Bodrum, Denizli, Mugla, Izmit and Trabzon.

Base stations

        We leased over 8,636 base stations as of May 31, 2005.

Customer service center

        We had previously rented 18 customer service centers in eight different cities in Turkey. All of these customer service centers were closed by February 2005.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        Positive macroeconomic developments in Turkey, coupled with strong consumer sentiment, helped boost operational results. Revenues increased to $3,201 million in 2004 from $2,219 million in 2003. In addition, our net income increased to $512 million in 2004 from $215 million in 2003.

        The Turkish economy has gone through a political and economic stabilization period starting from 2002 following the worst of the financial turmoil in 2001. The stabilization period started with the IMF stand-by program implemented in 2002 and continued with a new IMF program implemented in 2005 with three years maturity. The IMF programs aimed at decreasing the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth.

        The Turkish economy is now among the fastest growing economies in the world. The Turkish economy is driven by robust private consumption, investment and exports. Tight macroeconomic policies, based on a high primary surplus and on strict monetary conditions which kept inflation on a steep downward path, have improved confidence. The convergence to the European Union ("EU"), and the close co-operation with the IMF have contributed critically to the momentum of policies. Inflation was down to single digits, for the year ended December 31, 2004, for the first time in thirty years. In December 2004, EU leaders agreed to start membership talks with Turkey in October 3, 2005.

        The major economic problem that Turkey may face in and after 2005 is primarily the current account deficit which accounted for 5% of gross domestic products ("GDP") at the end of 2004. So far, foreign direct investment inflows remained weak into Turkey, and the fiscal deficits have been funded almost entirely by additional foreign debt whose sustainability could raise concerns. Although Turkey has made good progress in restoring debt sustainability with high primary surplus, lower borrowing costs, appreciation of New Turkish Lira ("TRY") against major currencies and high growth in GDP, nevertheless the government's large debt portfolio, which primarily consists of short term and foreign currency debts, reaching to approximately 74% of GDP, implying particularly high rates of rollover in domestic and international markets, remains a big vulnerability. Given the strength of the economy and the risk of a further widening of the current balance deficit, the government's aim should be finding additional revenue sources from stronger growth for debt reduction. At this point, structural reforms, such as overhauling the tax system, become crucial.

        Turkey's debt dynamics have improved, but remained vulnerable to higher US dollar interest rates and a more stable US dollar. GDP growth in 2004 reached a record of 9.9% due partially to a deferred durable goods demand. The central bank of Turkey expects GDP growth to slow to 5% in 2005. In mid 2004 TRY depreciated to some extent due to a sell-off in emerging markets. This sell-off has turned into a appreciating TRY trend with the introduction of EU membership talks and favorable international liquidity. Turkey's widening current account deficit is a possible indication of a sharp devaluation of TRY against foreign currencies while current account deficit is funded by foreign debt and mostly short term speculative capital flows. However, political tension, even that arising from non-economic issues, has a major impact on financial markets. Negotiations on resolving the Cyprus issue will continue to affect Turkish financial markets. Turkey might face significant obstacles before it is theoretically able to join the EU. Even if the planned accession talks with the EU start on October 3, 2005, the process is likely to be long and challenging and EU membership seems unlikely prior to 2015, if at all. Some EU members continue to state their doubts as to whether Turkey should be allowed to join the EU. Some countries have stated that they may hold public referendums at the end of the negotiation process. Our financial condition, future operations and cash flows could be adversely affected by continued economic difficulties which stem from political issues.

        In accordance with the Law No 5083, effective on January 30, 2004, beginning from January 1, 2005, TRY is the new currency of Turkey. The sub unit of TRY is New Kurus. (1 TRY=100 New Turkish Kurus). In translating Turkish Lira ("TL") values to TRY, one million TL will be equal to one TRY. New monetary unit of Republic of Turkey is simplified by removing six zeros from TL. Accordingly, the currency of the Republic of Turkey will be referred to as TRY throughout the document.

        We have achieved 23% growth in our subscriber base in an increasingly competitive environment bringing our market share up to 67% for the year ended December 31, 2004 according to the figures announced by the Telecommunications Authority. The 23% increase in our subscriber base was supported by the favorable economic environment and low subscriber churn rate, which is driven by our segmented churn prevention activities and mass loyalty programs. New tariff schemes will continue to be introduced to ensure satisfaction of different customer groups, while encouraging usage. Despite having achieved optimized levels of efficiency in our cost base, we will continue to remain focused on the bottom-line, going forward.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to fixed assets and intangibles, bad debts, income taxes, and contingencies and litigation. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        A summary of our significant accounting policies are set forth in note 3 to our consolidated financial statements. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

  Fixed assets

        Almost all of our operational fixed assets are depreciated over an 8-year term representing our best estimate of the operational assets useful lives. If the technology rapidly changed and caused the estimated useful lives to decrease by 1 year to an average life of 7 years, annual depreciation expense on our operational fixed assets would increase by $32 million. However, if the estimated useful lives of our fixed assets would be increased to 9 years, annual depreciation expense on our operational fixed assets would decrease by $29 million.

  Impairment of long-lived assets

        When events or circumstances arise that would require us to test our long-lived assets for impairment, we first evaluate whether the undiscounted expected cash flows of the related assets exceed the book value of these assets. If the book value of the assets is greater than the undiscounted future cash flows, then an impairment exists, and that impairment measured by the excess of book value over fair value. Fair value is usually measured by discounting cash flows. On an ongoing basis we review indicators of such events or circumstances, which include; 1) significant adverse changes in the legal or business climate that could affect the value of long-lived assets, 2) plans to dispose of a long-lived asset before the end of its previously estimated useful life, and 3) a significant decrease in the market price of a long-lived asset. We are also alert to technological change or a decrease in the number of subscribers, which could cause impairment of our long-lived assets.

        In assessing the recoverability of our fixed assets and intangibles we make judgments and assumptions regarding estimated future cash flows and other factors. Our estimates of future cash flows are subject to a significant number of variables including, the number of subscribers, average revenue per subscriber, inflation, devaluation, competition and other economical factors. To the extent the actual cash flows are less than the estimated cash flows; additional impairment charges may be required. In addition, our discount rate is also based on a number of factors such as the risk free rate of interest, which may change over time.

  Estimation of allowance for doubtful accounts

        The preparation of financial statements requires us to make estimates and assumptions that affect the reported amount of allowance for doubtful accounts. To make these estimates and assumptions, we analyze our accounts receivable and historical bad debts, subscriber credit worthiness and current social and economic trends. If our estimates or assumptions prove incorrect for any reason, we may not have a sufficient allowance to cover our bad debts.

        Our bad debt expense as a percentage of revenues decreased by approximately 33% to 0.4% of revenues in 2004 from 0.6% in 2003. If our bad debt expense rises back to a level of 0.6% of revenues, an additional provision for bad debts of approximately $5 million would be required.

  Liabilities arising from litigation

        We are involved in various claims and legal actions arising in the ordinary course of business. We make provisions for liabilities arising from litigation in accordance with SFAS No. 5, which requires us to provide for liabilities arising from litigation when the liabilities become probable and estimable. Our current estimated liability related to some of our pending litigations is based on claims for which our management can estimate the amount and range of loss. We continuously evaluate our pending litigation to determine if any developments in the status of litigation require an accrual to be made. Due to the complexity of the law and the limited history of privatization in Turkey, it is often difficult to accurately estimate the ultimate outcome of the litigation. These variables and others can affect the timing of when and the amount we provide an accrual for certain litigation. Accordingly, the timing of when we provide for certain legal claims is subject to estimates made by us and our legal council, which are subject to change as the status of the legal cases develop over time. Such revision in our estimates of the potential liability could materially impact and has materially impacted in the past our consolidated financial condition, results of operations or liquidity.

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

        Non-taxable translation gain (loss) results from translation of TRY denominated non-monetary assets and liabilities to the US dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies. Under SFAS No. 109, such translation gains and losses between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of TRY denominated fixed assets and intangibles into the US dollar.

        We establish valuation allowances in accordance with the provisions of SFAS No. 109. We continually review the adequacy of the valuation allowance based on changing conditions in the market place in which we operate and our projections of future taxable income, among other factors. We forecast taxable income in 2005 and onwards and have generated taxable income for past two years. Currently, economic and political situation in Turkey became more stable and there are positive expectations about the near term future. Further, there are positive developments regarding the Turkey's membership to EU. In the fourth quarter of 2004, the member states of EU decided that the membership discussions with Turkey will start on October 3, 2005. Such decision is expected to have certain political and economic benefits for Turkey in near future. Furthermore, the settlement agreements with Turk Telekom and the Turkish Treasury have been signed in the fourth quarter of 2004. We believe that these developments provide us better visibility about the near term future. As a result, as of December 31, 2004, our assessment of the realizability of the deferred tax assets and the related valuation allowance requirements is consistent with that made at December 31, 2003. We concluded that it was more likely than not that the deferred tax assets of $346.0 million were realizable. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, we believe a valuation allowance should continue to be provided on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries, as we are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $17.2 million was recorded as of December 31, 2004 (December 31, 2003: $11.0 million) for such amounts. The valuation allowance at December 31, 2003 and December 31, 2004 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. We believe that it is more likely than not the net deferred tax asset of approximately $346.0 million as of December 31, 2004 will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. We will continue to evaluate the realizability of our deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance. If our assumptions are incorrect or the market conditions become unfavorable, additional valuation allowance could be required.

  Hyperinflation in Turkey

        The FASB staff believes the determination of a hyperinflationary economy must begin by calculating the cumulative inflation rate for the three years that precede the beginning of the reporting period, including interim reporting periods. If that calculation results in a cumulative inflation rate in excess of 100%, the economy should be considered highly inflationary in all instances. However, if that calculation results in the cumulative rate being less than 100%, the FASB staff believes that historical inflation rate trends (increasing or decreasing) and other pertinent economic factors should be considered to determine whether such information suggests that classification of the economy as highly inflationary is appropriate. The AICPA SEC Regulations Committee's International Practices Task Force ("IPTF") concluded at the November 24, 2004 meeting that Turkey will continue to be highly inflationary in 2005. Accordingly, the financial statements of Turkcell and subsidiaries located in Turkey to be prepared in accordance with US GAAP will be translated into the US dollars, the reporting currency, in accordance with the relevant provisions of SFAS No. 52 "Foreign Currency Translation" as applied to entities in highly inflationary economies.

        We expect that IPTF will conclude that Turkey will not be a hyperinflationary country starting from 2006. If the hyperinflationary status of Turkey has been discontinued, TRY will be treated as a more stable currency and our financial statements and those of our subsidiaries located in Turkey and Northern Cyprus to be prepared in accordance with US GAAP will be translated into the US Dollars in accordance with SFAS No. 52 and the resulting cumulative translation adjustment will be recognized in the shareholder's equity.

5A.    Operating Results

        The financial information contained in the following discussion and analysis has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. The following discussion and analysis should be read in conjunction with the consolidated balance sheets as of December 31, 2003 and 2004 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004 and the related notes.

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

Overview

        We were formed in 1993 and commenced operations in 1994 pursuant to a revenue sharing agreement with Turk Telekom. Since April 1998, we have operated under a 25-year GSM license, which was granted upon payment of an upfront license fee of $500 million. At the same time we entered into an interconnection agreement with Turk Telekom for the interconnection of our network with Turk Telekom's fixed-line network. On September 20, 2003, we signed an agreement (the "Amended Agreement") with Turk Telekom amending certain sections of the Interconnection Agreement dated April 24, 1998. As a result of intervention by the Telecommunications Authority, we entered into a new supplemental protocol with Turk Telekom in 2003.

        Under the license, we pay ongoing license fees to the Turkish Treasury equal to 15% of our gross revenues, which includes monthly fixed fees and communication fees including taxes, charges and duties paid to the Turkish Treasury. Since June 2004, SIM card sales, outgoing roaming revenues and late payment interest charge have been included in the definition of gross revenue and included in the monthly ongoing license fees computations. Under our interconnection agreement with Turk Telekom, we pay Turk Telekom an interconnection fee per call based on the type and length of call for calls originating on our network and terminating on Turk Telekom's fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on the fixed-line network and terminating on our network. We also have interconnection agreements with Telsim Mobil Telekomunikasyon Hizmetleri A.S. ("Telsim"), Aycell Haberlesme ve Pazarlama Hizmetleri A.S ("Aycell"), Is-Tim Telekomunikasyon Hizmetleri A.S. ("Is-Tim"), Milleni.com GMBH ("Milleni.com") and Globalstar Avrasya Uydu Ses ve Data Iletisim A.S. ("Globalstar") pursuant to which we have agreed, among other things to pay interconnection fees to the other parties for calls originating on our network and terminating on theirs and they have agreed to pay interconnection fees for calls originating on their networks and terminating on ours. After the merger of Is-Tim and Aycell, a new company was formed with the name TT&TIM Iletisim Hizmetleri A.S. ("TT&TIM"). Our interconnection agreement with Is-Tim was renewed with TT&TIM and the interconnection agreement with Aycell was cancelled.

        We commenced construction of our GSM network in 1993. As of December 31, 2004, we have made capital expenditures amounting to approximately $4.4 billion including the cost of our license. The build-out of our network is now substantially complete, with coverage at December 31, 2004 of 100% of the Turkish population living in cities of 10,000 or more people. As of December 31, 2004, our network covers 99.89% of the Turkish population living in cities of 5,000 or more and 99.63% of the Turkish population living in cities of 3,000 or more. Coverage also includes substantially all of the Mediterranean and Aegean coastline. We meet the coverage requirements of our license.

        Our subscriber base has expanded from 63,500 at year-end 1994 to approximately 15.7 million at year-end 2002, 19.0 million at year-end 2003 and 23.4 million at year-end 2004. Based on announcement of the Telecommunications Authority, there are around 34.7 million subscribers in Turkish GSM market as of the year ended December 31, 2004. The penetration rate in the Turkish GSM market was approximately 50% for the year end of 2004 and is expected to continue to grow. Based on expected intensifying competition particularly during the second half of 2005, we believe the GSM market should continue to grow, though at a lower pace and the penetration rate should reach about 65% by the 2007 year end. Based on improving macro economic indicators such as GNP per capita, stable political environment and high consumer sentiment, we may expect penetration rates in Turkey as high as some of the European peers. Increasing competition may induce higher than expected growth and penetration in the longer term. We expect to achieve a continued growth in our subscriber base in 2005 but at a slower pace compared to that of 2004.

        Our prepaid mobile service increases our market penetration and limits credit risk. This service permits access to our GSM services to subscribers who prefer to avoid monthly billing or to better control their mobile communication expenses. By December 31, 2004, 18.3 million subscribers have commenced usage of the prepaid service. Average selling and marketing expenses per prepaid subscriber are generally less than that for postpaid subscribers and average minutes of use per prepaid subscriber and average revenue per prepaid subscriber tend to be lower than for postpaid subscribers. Our average monthly minutes of use per subscriber has increased from 56.2 minutes in 2002 to 58.5 minutes in 2003 and increased to 64.9 minutes in 2004. We believe that the favorable effect of the improvement in macroeconomic environment and consumer sentiment along with our segmented volume based campaigns and mass loyalty programs were the main drivers of the increase in usage during 2004. Our average revenue per user decreased from $11.7 in 2002 to $10.6 in 2003 and increased to $12.3 in 2004. The increase was mainly due to improved consumer sentiment and its impact on usage levels, tariff increases and the appreciation of TRY against US dollars. We expect the aggressive price competition to continue in 2005. However, we expect that the blended minutes of usage will improve slightly in 2005 compared to 2004 due to the positive macroeconomic indicators and consumer sentiment, our strong customer relations management activities and the continuing impact of volume based campaigns. However, we expect average revenue per subscriber to be similar to 2004 in 2005. Improvement in usage, favorable US dollar / TRY parity and increasing VAS and data revenue are positive factors while expected decrease in incoming interconnection rates, price discount initiatives which started especially in the second half of 2004 and dilutive impact of prepaid subscribers are expected to impact average revenue per subscriber negatively in 2005. See "Item 5D. Trend Information."

        Churn is calculated as the total number of subscriber disconnections during a period as the percentage of the average number of subscribers for the period. Churn refers to subscribers that are disconnected, both voluntary and involuntary. Under our disconnection process, subscribers who do not pay their bills are disconnected from our network, and included in churn, upon the commencement of the legal process to disconnect them, which occurs approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered as subscribers) and receive a suspension warning, which in some cases results in payment and continuity of service. During the year ended December 31, 2003, we disconnected approximately

170,993 subscribers for nonpayment of bills and our annual churn rate was 14.5%. For the year ended December 31, 2004, we disconnected approximately 123,038 additional subscribers for nonpayment of bills and our annual churn rate was 9.1%. We have a bad debt provision in our consolidated financial statements for such non-payments and disconnections amounting to $135.9 million and $133.9 million as of December 31, 2003 and December 31, 2004, respectively, which we believe it is adequate. Prior to 2003, the majority of disconnections were due to non-payment of bills. However, starting from 2003, the majority of disconnections were related to prepaid subscribers' disconnections as a result of the increased number of such subscribers in our subscriber base. We expect the churn rate to increase as a result of the increase in competition in the GSM mobile market in 2005, but it is expected to be kept below 2003 levels.

International and Other Domestic Operations

        In 2004, we have invested in Digital Cellular Communications ("DCC"), which is located in Ukraine and we continue to follow up investing opportunities in Iran. Our operations in Ukraine commenced during the second quarter of 2004 and on February 1, 2005, LCC Astelit ("Astelit"), which is a 99% owned subsidiary of DCC commenced its operations with GSM 1800 technology by introducing its new brand.

        The operations in Iran has not commenced yet. On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggests reduction of our stake in Irancell to 49%, and submitted to the Guardian Council for their consent. In May 2005, the Guardian Council has given their consent. The consent will be approved by the Iranian President. Our management is assessing the impact of this change to the license agreement including the reduction of our stake in Irancell which results in a voting ownership of less than 50% for us and calls into question the expected control structure of Irancell. This unilateral change by the Iranian Parliament conflicts with the license agreement's terms and conditions and the agreements signed between current shareholders of Irancell. Our management believes that these developments call into question the future of our investment in Iran.

        On April 22, 2005, Kibris Mobile Telekomunikasyon Limited Sirketi ("Kibris Telekom") decided to transfer all of its shares in Kibrisonline Limited Sirketi ("Kibrisonline"). On May 27, 2005, Kibris Telekom and Digitech Iletisim Limited ("Digitech") signed a share transfer agreement. According to this agreement all Kibrisonline shares with a par value of each one TRY owned by Kibris Telekom has been transferred to Digitech with a consideration of TRY 25,000 (equivalent to $0.019 million at December 31, 2004).

        For a description and additional information regarding our international and other domestic operations see "Item 4B. Business Overview—International Operations" and "—Other Domestic Operations."

Revenues

        Our revenues are mainly derived from communication fees, monthly fixed fees, sales of SIM cards, commission fees on betting business and call center revenues. Communication fees consist of charges for calls that originate or terminate on our GSM network, including international roaming, and are based on minutes of actual usage of service. Per-minute communication fees vary according to the subscriber's service package. Monthly fixed fees are charged to each postpaid subscriber in a specified monthly amount that varies according to the subscriber's service package, regardless of actual use of our GSM network services. SIM card revenues are receipts from the sale of SIM cards, which we sell to handset importers and which are needed to operate a handset used by a subscriber. Commission fees on betting business relate to operating a central betting system and head agency fees. Such fees are recognized at the time the services related to the betting games are rendered. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliated and third party companies. In March 2001, we launched General Packet Radio Services ("GPRS") in Turkey, which allows users to remain connected to the network at all times for the receipt of data transmissions, enabling bearer capability for WAP, SMS and internet applications. GPRS charges are based on the amount of data downloaded by subscribers.

        In June 2003, we commercially launched our multifunctional mobile service platform under the commercial name "Shubuo." Shubuo provides our subscribers with access to quality content while creating a new medium for subscriber brands to promote their goods and services. Under the Shubuo brand, subscribers are allowed to choose from several service packages each catering to different interest areas including news, finance, football, flirt, city life and music. Subscribers may choose from these services according to their interests and buy individual packages for a monthly fee. Subscribers receive a fixed number of text messages containing information on the subject they choose and are able to utilize content-rich and personalized mobile internet services allowing them to interact with other Shubuo subscribers through chat, competition, voting, etc. We recognize SIM card sales as revenue upon initial entry of a new subscriber into the GSM network, only to the extent of the direct costs associated with providing these services. Excess SIM card sales, if any, are deferred and recognized over the estimated effective subscription contract life. In connection with postpaid and prepaid subscribers, we currently incur costs for activation fees to dealers and other promotional expenses, which historically offset all or substantially all of the subscription fees. We charge a usage fee for certain services we offer, such as SMS, voicemail and data and facsimile transmission. Our revenues depend on the number of subscribers, call volume and tariff pricing.

        As is the case throughout Europe, airtime charges generally are paid only by the initiator of a call, except when a subscriber travels outside Turkey, in which case we charge the subscriber for a portion of the incoming call.

        In accordance with the Telecommunications Law, we set our tariffs independently, subject to maximum tariffs defined by the Telecommunications Authority, which are based on among other things, prices abroad for comparable GSM services, the Turkish consumer price index and the US consumer price index. We also notify the Telecommunications Authority at least seven days before the amendment of any tariff. We raise tariffs to offset Turkish inflation and devaluation of TRY. We have taken actions to increase revenues, including raising tariffs in February, April and June 2002, March and December 2003 and May and November 2004. We also launched a variety of new tariff packages to set tariffs according to customer satisfaction and to attract new subscribers. We will continue to monitor the market and the competitive, regulatory and macroeconomic environment. We aim to strike the right balance between achieving our revenue goals and maintaining our "better value for money" image in the market and will continuously offer products, services and tariffs options that are in line with the needs and expectations of our subscribers.

        Although the Amending Law No. 4673, or "the Amending Law", has no specific regulations in case of tariff policy, it authorizes the Telecommunications Authority to scrutinize activities in contradiction to fair competition. On the regulatory side, the Telecommunications Authority implemented the cost based interconnect tariff for the telecommunications sector. See "Item 4B. Business Overview—Regulation of the Turkish Telecommunications Industry."

        Per the Amended Agreement, effective from September 20, 2003 onwards, we charged Turk Telekom a net amount of TRY 0.2100 (equivalent to $0.16 at December 31, 2004) per minute after deducting VAT, communications tax and other taxes from the basic one-minute charge for local, metropolitan and long-distance traffic switched from Turk Telekom to our network instead of net amount of basic unit price minus $0.06. For incoming international calls that are terminated at our network, we were charging Turk Telekom 30% of the international settlement charge, which is transferred by the foreign PSTN and GSM operators to Turk Telekom. Under the Amended Agreement, we charge Turk Telekom 45% of the international settlement charge. On October 11, 2003, the Telecommunications Authority resolved that we would charge TRY 0.1788 (equivalent to $0.13 at December 31, 2004) per minute for traffic originating on all other mobile operators' networks and terminating on our network effective from September 23, 2003. Previously, from March 1, 2001 to September 22, 2003, we had charged Telsim a net amount of $0.20 per minute for traffic switched from Telsim to us. We entered into an interconnection agreement with Is-Tim that became effective on March 9, 2001, after the Ministry of Transportation's approval. Under this agreement, we charged Is-Tim a net amount of $0.20 per minute for traffic switched from Is-Tim to us. We also entered into an interconnection agreement with Aycell on July 19, 2001. We charged Aycell a net amount of $0.20 per minute for traffic switched from Aycell to us. After the merger of Is-Tim and Aycell, a new company was formed with the name TT&TIM. Our interconnection agreement with Is-Tim was renewed with TT&TIM and the interconnection agreement with Aycell was cancelled. After the merger, we started to negotiate on new interconnection agreement with TT&TIM, which changed its name to AVEA on October 15, 2004. In addition to the price focus of our competitors in our market, lower termination charges applied in the wholesale market, based on pricing terms of the current interconnection agreements, have also been a factor leading to pricing pressures since September 2003. We believe the reference tariff structure defined by the Telecommunications Authority during the fourth quarter of 2004, if applied, will lead to further reductions in termination rates, as pricing terms of the interconnection agreements among operators have not been established through negotiations. We entered into an interconnection agreement with Milleni.com in April 2001. Under the interconnection agreement with Milleni.com, we charged Milleni.com a net amount of €0.10 per minute for our network terminated traffic. The business relationship on interconnection between Milleni.Com and us has been bilaterally terminated as of June 21, 2004. However, on February 21, 2005, Bilisim Telekom (one of our subsidiaries) and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch for onward transmission to their destinations. Under the interconnection agreement with Globalstar, effective from September 10, 2003, we charged Globalstar a net amount of $0.20 per minute for our network terminated traffic. After the supplemental agreement signed with Globalstar on December 11, 2003, we charge Globalstar a net amount of $0.175 per minute for our network terminated traffic. In addition, we charge Globalstar a net amount of $0.03 per SMS.

        The following table shows the amounts we charge Turk Telekom, Telsim and AVEA as of December 31, 2004 and May 31, 2005 both in TRY and equivalent US dollars at December 31, 2004.

	December 31, 2004		May 31, 2005
	TRY	USD	TRY	USD
Turk Telekom	0.2191	0.16	0.2017	0.15
Telsim	0.1843	0.14	0.1953	0.15
AVEA	0.1948	0.15	0.2065	0.15

        During 2001, we were approached by Is-Tim, a new competitor that began its operations in March 2001 under the brand name of Aria, to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority but we were unable to reach an agreement with Is-Tim and we commenced litigation proceedings to prevent the imposition of an agreement by the Telecommunications Authority. The introduction of national roaming in Turkey could have a negative impact on our revenues. For a description of the dispute regarding the national roaming agreement and the risks related to this dispute, see "Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Dispute on National Roaming Agreement."

        We expect our revenues to increase at a slower pace compared to 2004, mainly derived from increase in subscriber base and appreciation of TRY, together with the improvement in the macroeconomic indicators and improving usage despite lower interconnection rates in 2005, dilutive impact of increasing prepaid subscribers and price discount initiatives which started in the second half of 2004.

Operating Costs

  Direct Costs of Revenues

        Direct costs of revenues include mainly ongoing license fees, transmission fees, base station rents, billing costs, depreciation and amortization charges, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign GSM operators for calls made by our subscribers while outside Turkey, interconnection fees paid to Turk Telekom, Telsim, AVEA, Milleni.com and Globalstar and wages, salaries and personnel expenses for technical personnel. Direct cost of revenues also include costs arising from legal disputes, which relates to items included in direct cost of revenues. For a detailed discussion of our legal and arbitration proceedings, see "Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings."

        Under the Amended Agreement, we paid Turk Telekom interconnection fees of TRY 0.0500 (equivalent to $0.04 at December 31, 2004) per minute for local calls from our network to the Turk Telekom fixed-line network and TRY 0.0700 (equivalent to $0.05 at December 31, 2004) per minute for non-local calls from our network to the Turk Telekom fixed-line network. On the basis of the Amended Agreement signed with Turk Telekom, we modify the interconnection fees according to the consumer price index and foreign currency exchange rate on quarter basis. For international calls originating on our network, we pay Turk Telekom the normal one-unit call charge as outlined in Turk Telekom tariffs in force without any discount. We pay Turk Telekom 70% of the net amount of the normal per-minute call charge, as outlined under Turk Telekom's current tariffs. Prior to September 20, 2003, we paid Turk Telekom interconnection fees of $0.06 per minute for calls to our GSM network, $0.014 per minute for local calls from our network to the Turk Telekom fixed-line network and $0.025 per minute for non-local calls from our network to the Turk Telekom fixed-line network.

        Pursuant to the Amended Agreement signed with Telsim, effective from October 9, 2003, we paid Telsim a net amount of TRY 0.2100 (equivalent to $0.16 at December 31, 2004) per minute for traffic switched from us to Telsim. However, after the resolution of the Telecommunications Authority on the pricing terms, on November 11, 2003, Telsim and us determined the new pricing terms, which resulted in an amendment in the agreement. Per the Telecommunications Authority resolution, we paid TRY 0.1788 (equivalent to $0.13 at December 31, 2004) per minute for calls originating on our network and terminating on Telsim's network effective from September 23, 2003. On the basis of the Amended Agreement signed with Telsim, we modify the interconnection tariffs according to the consumer price index and exchange rates on quarter basis. On October 11, 2003, the Telecommunications Authority resolved that we would pay TRY 0.2338 (equivalent to $0.17 at December 31, 2004) per minute for traffic originating on our network and terminating on Aria's or Aycell's network effective from September 23, 2003.

        We entered into an interconnection agreement with Is-Tim that became effective on March 9, 2001, after the Ministry of Transportation's approval. Under the Is-Tim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network to the other's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Under the agreement, we paid Is-Tim a net amount of $0.20 per minute for traffic switched from us to Is-Tim. After the merger of Is-Tim and Aycell, a new company was formed with the name TT&TIM. Our interconnection agreement with Is-Tim was renewed with TT&TIM.

        We also entered into an interconnection agreement with Aycell on July 19, 2001. Under the agreement, we paid Aycell a net amount of $0.20 per minute for traffic switched from us to Aycell. After the merger of Is-Tim and Aycell under the company name of TT&TIM, interconnection agreement with Aycell was cancelled. After the merger, we started to negotiate a new interconnection agreement with TT&TIM, which changed its name to AVEA on October 15, 2004.

        Under our interconnection agreement with Milleni.com, each of the parties agreed to provide telecommunications services to each other whereby Milleni.com could convey calls to Milleni.com's switch for onward transmission to their destinations. Milleni.com charged us at various prices identified within the scope of the agreement for the calls destined to numerous networks around the globe. The business relationship on interconnection between Milleni.Com and us has been bilaterally terminated as of June 21, 2004. However, on February 21, 2005, Bilisim Telekom (one of our subsidiaries) and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch, for onward transmission to their destinations.

        The following table shows the amounts we pay Turk Telekom, Telsim and AVEA as of December 31, 2004 and May 31, 2005 both in TRY and equivalent US dollars at December 31, 2004.

	December 31, 2004		May 31, 2005
	TRY	USD	TRY	USD
Turk Telekom
Local Calls	0.0548	0.04	0.0504	0.04
Non-Local Calls	0.0767	0.06	0.0706	0.05
Telsim	0.1843	0.14	0.1953	0.15
AVEA	0.2548	0.19	0.2700	0.20

        Under the Globalstar interconnection agreement, we pay Globalstar a net amount of $0.40 per minute for traffic up to 500,000 minutes, $0.31 per minute for traffic between 500,000-1,000,000 minutes, $0.25 per minute for traffic between 1,000,000-2,000,000 minutes and $0.20 per minute for traffic after 2,000,000 minutes. In addition, we pay Globalstar a net amount of $0.03 per SMS.

  General and Administrative

        General and administrative expenses consist of fixed costs, including services company cars, office rent, office maintenance, travel, insurance, consulting, wages, salaries and personnel expenses for non-technical and non-marketing employees and other overhead charges. Our general and administrative expenses also include bad debt expenses of our postpaid subscribers.

  Selling and Marketing

        Selling and marketing expenses consist of public relations, sales promotions, dealer activation fees, advertising, subsidies, prepaid frequency usage fees, wages, salaries and personnel expenses of sales and marketing related employees and other expenses, including travel expenses, office expenses, insurance, company car expenses, training and communication expenses.

        The average acquisition cost was approximately $26 per new subscriber for 2002, $27 per new subscriber for 2003 and $22 per new subscriber for 2004. We compute average acquisition cost per new subscriber by adding sales promotion expenses, SIM card subsidies, activation fees and special transaction tax and dividing the sum by the gross number of new subscribers for the related period. These costs are recorded as either selling and marketing expense or a reduction of revenue in our consolidated statements of operations. We believe that the average acquisition cost may increase in 2005 as a result of an increasingly competitive environment. Although our sales and marketing expenses may increase in terms of amount, we plan to keep our selling and marketing expenses stable as a percentage of our revenue under the foreseeable competition level in 2005.

Results of Operations

        The following table shows information concerning our consolidated statements operations for the years indicated.

	For the years ended December 31,
	2002	2003	2004
Revenues	1,973.9	2,219.2	3,200.8
Direct cost of revenues	(1,366.9)	(1,613.2)	(2,001.2)

Gross profit	607.0	606.0	1,199.6
General and administrative expenses	(104.5)	(137.2)	(137.3)
Selling and marketing expenses	(223.5)	(294.6)	(349.2)

Operating income	279.0	174.2	713.1
Income (expense) from related parties, net	(0.2)	3.7	1.9
Interest income (expense), net	(206.9)	(366.3)	31.3
Other income, net	13.6	6.2	7.1
Equity in net income (loss) of unconsolidated investees	(20.4)	18.9	43.6
Minority interest in income of consolidated subsidiaries	0.3	3.6	7.5
Translation loss	(18.0)	(102.4)	(11.3)

Income (loss) before taxes	47.4	(262.1)	793.2
Income tax benefit (expense)	—	477.3	(281.4)

Net income	47.4	215.2	511.8

        The following table shows certain items in our consolidated statements of operations as a percentage of revenues.

	Years ended December 31,
	2002	2003	2004
Statements of Operations (% of revenue)
Revenues
Communication fees	96.8	96.6	96.5
Monthly fixed fees	2.1	1.9	1.6
SIM card sales	0.7	1.1	0.9
Commission fees on betting business	—	—	0.6
Call center revenues	0.4	0.3	0.3
Other	0.0	0.1	0.1
Total revenues	100.0	100.0	100.0
Direct cost of revenues	(69.3)	(72.7)	(62.5)
Gross margin	30.7	27.3	37.5
General and administrative expenses	(5.3)	(6.2)	(4.3)
Selling and marketing expenses	(11.3)	(13.3)	(10.9)
Operating income	14.1	7.8	22.3

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        We had 23.4 million subscribers, including 18.3 million prepaid subscribers, as of December 31, 2004, compared to 19.0 million subscribers, including 14.2 million prepaid subscribers, as of December 31, 2003. During 2004, we added approximately 4.4 million net new subscribers.

  Revenues

        Total revenues for the year ended December 31, 2004 increased 44% to $3,200.8 million from $2,219.2 million in 2003. The increase in revenues is mainly due to the growth in the number of subscribers, increased usage, tariff increase in 2004, appreciation of TRY against US dollars and larger provisions against revenues in 2003 ($387 million) as compared with 2004 ($227 million) in relation to legal disputes with Turk Telekom, which were resolved at the end of 2004. See "Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings."

        Revenues from communication fees for the year ended December 31, 2004 increased 44% to $3,088.1 million from $2,143.6 million in 2003 mainly due to the increase in tariffs, the growth of our subscriber base, appreciation of TRY against US dollars and larger provisions against revenues in 2003 as compared with 2004 in relation to legal disputes. Communication fees include SMS revenues, which amounted to $356.3 million and $245.5 million for the years ended December 31, 2004 and 2003, respectively.

        Although the monthly fixed fee charged to customers in TRY remained the same, revenue from monthly fixed fees for the year ended December 31, 2004 increased 26% to $51.9 million from $41.1 million for the year ended December 31, 2003 mainly due to the commencement of operations in Ukraine.

        SIM card revenues for the year ended December 31, 2004 increased 16% to $28.3 million from $24.4 million for the year ended December 31, 2003.

        Inteltek commenced its operations of fixed odds betting games in April 2004, pursuant to the agreement signed with Genclik ve Spor Genel Mudurlugu on October 2, 2003 and started to generate commission revenue from betting business. Commission revenue from betting business amounted to $20.3 million as of December 31, 2004.

  Direct cost of revenues

        Direct cost of revenues increased 24% to $2,001.2 million for the year ended December 31, 2004 from $1,613.2 million in 2003 mainly due to the increase in revenue-based costs such as ongoing license fees paid to the Turkish Treasury and additional legal provisions related to the disputes with Turk Telekom and the Turkish Treasury.

        Ongoing license fees paid to the Turkish Treasury increased 54% to $739.0 million for the year ended December 31, 2004 from $480.7 million in 2003 due to accruals provided for settlement of disputes over license fees and other charges, the increase in revenues and the appreciation of TRY against US dollars. Interconnection costs increased 8% to $275.2 million for the year ended December 31, 2004 from $255.0 million in 2003.

        Transmission costs, site costs, information technology and network maintenance expenses increased approximately 52% to $185.6 million for the year ended December 31, 2004 from $121.8 million in 2003 mainly due to the settlement related to the Turk Telekom infrastructure dispute, appreciation of TRY against US dollars and the reversal of an accrual in the second quarter of 2003 of $10.2 million. In accordance with the settlement agreement signed with Turk Telekom on infrastructure dispute, we recorded $60.3 million expense for the year ended December 31, 2004. In addition, uncapitalizable antenna site costs and expenses increased 46% to $134.2 million for the year ended December 31, 2004 from $91.7 million for the year of 2003, mainly due to the increase in radio network operations, the increase in rent expenses which resulted from the renewal of rent agreements, the increase in transmission lines' unit prices which are charged by Turk Telekom since July 2004 and appreciation of TRY against US dollars.

        Roaming expenses increased 39% to $52.2 million for the year ended December 31, 2004 from $37.5 million in 2003, mainly due to the increase in roaming revenue generated from the calls made by our subscribers while outside Turkey, reflecting the better economic climate during 2004 and the fact that we added 68 new roaming operators.

        Depreciation and amortization expenses increased slightly 1% to $424.2 million for the year ended December 31, 2004 from $421.5 million in 2003. The amortization expense for our GSM and other telecommunication licenses was $20.7 million for 2004 and $20 million for 2003.

        Wages, salaries and personnel expenses for technical personnel increased 41% to $95.7 million for the year ended December 31, 2004 from $68.1 million in 2003, mainly due to increase in headcount, periodic increase in salaries and appreciation of TRY against US dollars.

        The cost of SIM cards sold decreased 7% to $40.6 million for the year ended December 31, 2004 from $43.6 million in 2003.

        Billing costs increased 13% to $27.1 million for the year ended December 31, 2004 from $24.0 million for the year ended December 31, 2003 mainly due to appreciation of TRY against US dollars and increase in postage fees.

        As a percentage of revenue, direct cost of revenues was 63% for the year ended December 31, 2004 compared to 73% in 2003. The main reasons of this decrease are the additional accruals provided for settlement of disputes over license fees and other charges recorded in 2003, which were higher than the accruals recorded in 2004, related to the ongoing legal disputes with the Telecommunications Authority, Turk Telekom and the Turkish Treasury and the reversal of Milleni.com and national roaming disputes expense accrual in 2004 which were provided in the fourth quarter of 2003.

        Gross profit increased to $1,199.6 million for the year ended December 31, 2004 from $606.0 million in 2003 mainly due to increase in communication fee, additional legal provisions provided in 2003, which were higher than the provisions recorded in 2004, and income accrual provided in 2004 related to the Milleni.com and national roaming disputes.

  General and administrative expenses

        General and administrative expenses remained almost the same in 2004, which was $137.3 million for the year ended December 31, 2004 compared to $137.2 million for the year ended December 31, 2003. Despite the increases in bad debt expenses, consultancy expenses, wages, salaries and personnel expenses, and expenses incurred related with the early extinguishment of Cellco debt and Iran GSM license in 2004, we had incurred $19.2 million expense related with the class action lawsuit and $18.1 million related with the early extinguishment of our 15% Senior Subordinated Notes in 2003.

        Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 64% to $38.1 million for the year ended December 31, 2004 from $23.2 million in 2003 mainly due to increase in headcount, periodic increase in salaries and appreciation of TRY against US dollars.

        Consulting expenses increased 100% to $18.6 million for the year ended December 31, 2004 from $9.3 million in 2003 mainly due to the consultancy services related with the acquisition of DCC and consultancy services rendered by third parties for legal settlement issues.

        Bad debt expenses increased 6% to $14.1 million for year ended December 31, 2004 from $13.3 million in 2003 mainly due to appreciation of TRY against US dollars. We provided an allowance of $133.9 and $135.9 million for doubtful receivables for the years ended December 31, 2004 and 2003, respectively, identified based upon past experience in our consolidated financial statements.

        In the first quarter of 2004, we made a payment to BNP Paribas relating to the GSM license tender on behalf of the Irancell Consortium (the "Consortium"). According to the tender conditions,

the Consortium that acquires the license will pay the consultancy fees of BNP Paribas (which acts as the consultant to the Iranian Authorities). In the first quarter of 2004, we paid such consultancy fees and charged $8.9 million to general and administrative expenses.

        During 2004 and 2003, we have invested in the 12.75% Senior Notes, issued by Cellco. The nominal value and amortized cost of such bonds amounted to $65.0 million and $73.1 million, respectively. Our reacquisition of these bonds is considered an early extinguishment of debt under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The difference between the reacquisition price and net carrying amount of Cellco bonds amounting to $8.1 million was recorded in general and administrative expenses.

  Selling and marketing expenses

        Selling and marketing expenses increased 19% to $349.2 million for the year ended December 31, 2004 from $294.6 million in 2003, mainly due to increased sponsorships and appreciation of TRY against US dollars. As a percentage of revenues, selling and marketing expenses were 11% for the year ended December 31, 2004 compared to 13% in 2003. Total postpaid advertising, market research, product management, public relations and call center expenses increased 59% to $84.6 million for the year ended December 31, 2004 from $53.3 million in 2003 mainly due to the increased corporate and social sponsorships.

        Total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers' frequency usage fee expenses increased 2% to $159.8 million for the year ended December 31, 2004 from $157.4 million in 2003. Frequency usage fee expenses decreased 3% to $103.1 million for the year ended December 31, 2004 from $106.6 million in 2003. Although the number of prepaid subscribers and related frequency usage fees increased in 2004, the frequency usage fee expenses decreased in 2004 when compared to 2003 due to the fine charged to us by the Telecommunications Authority in 2003 amounting to $45.5 million. For more information related to these disputes, see "Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings."

        Activation fees increased 19% to $32.5 million for the year ended December 31, 2004 from $27.3 million in 2003. Of the total dealer activation fees for the years ended December 31, 2004 and December 31, 2003, $21.9 million and $20.6 million were for prepaid activations, respectively.

        Wages, salaries and personnel expenses for selling and marketing employees increased 24% to $37.8 million for the year ended December 31, 2004 from $30.4 million in 2003, mainly resulted from increase in headcount, periodic increase in salaries and appreciation of TRY against US dollars.

  Operating income

        Operating income increased 309% to $713.1 million for the year ended December 31, 2004 from $174.2 million in 2003, mainly due to increase in revenues accompanied with improved cost efficiency levels.

  Interest income (expense), net

        Net interest income was $31.3 million for the year ended December 31, 2004 compared to $366.3 net interest expense for the year ended December 31, 2003. The change between periods was mainly due to the effect of interest on certain legal accruals and settlements and principal payments of loans made during 2003 and 2004 amounting to $673.5 million and $93.4 million, respectively and increase in average time deposited cash balance. Interest expense related to legal provisions was $31.8 million for the year December 31, 2004 and $341.6 for the year ended December 31, 2003. In addition, interest expense on loans related to the principal payments decreased to $67.1 million for the year

December 31, 2004 from $112.5 million for the year ended December 31, 2003. For more detailed information related to these disputes see "Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings."

  Equity in net income of unconsolidated investees

        Equity in net income of unconsolidated investees was $43.6 million for the year ended December 31, 2004 compared to $18.9 million for the year ended December 31, 2003. The increase in equity in net income of unconsolidated investees is due to an increase in Fintur's net income to $105.3 million for the year ended December 31, 2004 from $45.7 million for the year ended December 31, 2003.

  Translation loss

        Translation loss decreased significantly to $11.3 million for the year ended December 31, 2004, compared to $102.4 million in 2003. The decrease in translation loss experienced in 2004 stemmed from the 4% appreciation of the TRY against the US dollar compared to the 17% appreciation of the TRY against the US dollar in 2003. As we have recorded a significant amount of payables and accruals for legal disputes in our balance sheet, and nearly all of the accruals are in terms of TRY, the appreciation of TRY resulted in a translation loss in 2003.

  Income tax benefit (expense)

        Income tax expense was $281.4 million for the year ended December 31, 2004 compared to income tax benefit of $477.3 million for the year ended December 31, 2003. In 2004, the effective tax rate exceeded the statutory rate as a result of certain nondeductible translation losses, partially offset by investment tax credits. The payments in 2004 related to legal disputes are tax deductible in 2004. The Ministry of Finance confirmed that Turkcell's payments made to Turk Telekom and the Treasury, based on settlement agreements, are tax deductible whenever they are paid. Therefore, deferred tax assets declined based on the payments made in connection with the settlements and deducted from our corporate tax base in 2004. In 2003, a large tax benefit was recorded since management determined that it was more likely than not that certain deferred tax assets were realizable and released $539.0 million of valuation reserve. We believe that our performance over the last several years and certain political and economic developments provides us a better visibility about the near term future. As a result, our management's assessment of the realizability of the deferred tax assets and related valuation requirements is consistent with that made at December 31, 2003. Accordingly, a valuation of approximately $17.2 million was recorded at December 31, 2004 compared to $11.0 million at December 31, 2003, for such amounts. The valuation allowance at December 31, 2003 and December 31, 2004 has been allocated between current and non-current deferred tax assets on a pro-data basis in accordance with the provisions of SFAS No. 109. We believe that it is more likely than not the net deferred tax asset of approximately $346.0 million as of December 31, 2004 will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. We will continue to evaluate the realizability of our deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

  Net income

        Net income increased significantly to $511.8 million for the year ended December 31, 2004 compared to the net income of $215.2 million in 2003. The increase was mainly due to increase in revenues, net interest income and decrease in translation loss despite negative effect of income tax charge for the year ended December 31, 2004 compared to income tax benefit for the year ended December 31, 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        We had 19.0 million subscribers, including 14.2 million prepaid subscribers, as of December 31, 2003, compared to 15.7 million subscribers, including 11.0 million prepaid subscribers, as of December 31, 2002. During 2003, we added approximately 3.3 million net new subscribers.

  Revenues

        Total revenues for the year ended December 31, 2003 increased 12% to $2,219.2 million from $1,973.9 million in 2002, even after the provisions provided in 2003 in relation to legal disputes with Turk Telekom of $387 million. The increase in revenues is mainly due to the growth in the number of subscribers and increased usage, and tariff increase in 2003. Despite legal provisions provided in 2003, revenues from communication fees for the year ended December 31, 2003 increased 12% to $2,143.6 million from $1,911.0 million in 2002 mainly due to the increase in tariffs and the growth of our subscriber base. Communication fees include SMS revenue, which amounted to $245.5 million and $191.2 million for the years ended December 31, 2003 and 2002, respectively. Although the monthly fixed fee charged to customers in TL remained the same, in line with the appreciation of TL against US Dollars in 2003 by 17%, revenues from monthly fixed fees for the year ended December 31, 2003 increased slightly to $41.1 million from $40.9 million for the year ended December 31, 2002. SIM card revenues for the year ended December 31, 2003 increased 83% to $24.4 million from $13.3 million for the year ended December 31, 2002.

  Direct cost of revenues

        Direct cost of revenues increased 18% to $1,613.2 million for the year ended December 31, 2003 from $1,366.9 million in 2002 partly due to the legal provisions related to the ongoing legal disputes with the Telecommunications Authority, Turk Telekom and the Turkish Treasury and the increase in revenue-based costs such as the ongoing license fees paid to the Turkish Treasury, which increased 41% to $480.7 million for the year ended December 31, 2003 from $340.7 million in 2002. Interconnection costs increased 32% to $255.0 million for the year ended December 31, 2003 from $193.3 million in 2002, mainly due to the increase in off-net traffic.

        Transmission costs, site costs, information technology and network maintenance expenses decreased approximately 38% to $121.8 million for the year ended December 31, 2003 from $197.6 million in 2002. After the court decision on the transmission lines dispute with Turk Telekom, we recorded $28.3 million in operating expenses resulting in an increase in the direct cost of revenues in 2002. Under the amended agreement signed with Ericsson, the percentage of network maintenance expense in the total amount of software purchase was decreased from 8% to 2% in 2003 compared to 2002, which resulted in a decrease in network maintenance expense in 2003. In addition, uncapitalizable antenna site costs and expenses increased 40% to $91.7 million for the year ended December 31, 2003 from $65.6 million for the same period in 2002, mainly due to the full effect of radio network operations started in the second quarter of 2003.

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

  General and administrative expenses

        General and administrative expenses increased 31% to $137.2 million for the year ended December 31, 2003 from $104.5 million in 2002, mainly due to certain expenses in 2003 related to the legal provision for class action lawsuit, amounting to $19.2 million and the costs of $18.1 million related to the early extinguishment of our 15% Senior Subordinated Notes. As a percentage of revenues, general and administrative expenses were 6% for 2003 compared to 5% in 2002.

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

  Selling and marketing expenses

        Selling and marketing expenses increased 32% to $294.6 million for the year ended December 31, 2003 from $223.5 million in 2002, mainly due to the legal provisions made in 2003 as a result of the disputes with the Telecommunications Authority and calculations of the frequency fee payments, and the increase in advertising expenses related to additional marketing activities/campaigns. As a percentage of revenues, selling and marketing expenses were 13% for the year ended December 31, 2003 compared to 11% in December 31, 2002.

        Total postpaid advertising, market research, product management, public relations and call center expenses decreased 21% to $53.3 million for the year ended December 31, 2003 from $67.3 million in 2002 mainly due to decrease in product management expenses mainly resulting from a decreased provision of the loyalty program.

        Total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers' frequency usage fee expenses increased 97% to $157.4 million for the year ended December 31, 2003 from $80.0 million in 2002. The increase stemmed mainly from the legal provisions made in 2003 as the result of disputes with the Telecommunications Authority related with the number of subscribers notified and calculations of the frequency fee payment and the increase in the prepaid subscribers' frequency usage fees from $33.0 million to $106.6 million for the year 2003 when compared with 2002. For more detailed information related to these disputes, see "Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings."

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

  Operating income

        Operating income decreased 38% to $174.2 million for the year ended December 31, 2003 from $279.0 million in 2002, mainly due to increase in general and administrative expenses, sales and marketing expenses and our operating cost related to the additional legal provisions related to the ongoing legal disputes with the Telecommunications Authority, Turkish Treasury and Turk Telekom.

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

  Interest (expense), net

        Net interest expense increased 77% to $366.3 million for the year ended December 31, 2003 from $206.9 million in 2002 mainly due to interest on legal provisions related to the ongoing legal disputes with the Telecommunications Authority, Turkish Treasury and Turk Telekom despite the decrease in interest on loans due to principal payments. Interest and other expenses related with borrowings were $133.5 million and $163.5 million for the years ended December 31, 2003 and 2002, respectively, due to the significant loan repayments in 2003. Interest expense for ongoing legal cases increased to $341.6 million for the year ended December 31, 2003 from $117.4 million in 2002 regarding provisions for ongoing legal cases in year 2003. For more detailed information related to these disputes, see "Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings."

  Other income, net

        Other income, net decreased to $6.2 million in 2003 from $13.6 million in 2002.

  Translation loss

        Translation loss increased significantly to $102.4 million for the year ended December 31, 2003, compared to a translation loss of $18.0 million in 2002. The increase in translation loss experienced in 2003 stemmed from the 17% appreciation of the TRY against the US dollar in 2003 compared to the 12% devaluation of the TRY against the US dollar in 2002. As we recorded significant accruals for legal disputes in our balance sheet, and nearly all of the accruals are in terms of TRY, the appreciation of TRY resulted in a translation loss in 2003.

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

        The following are the most significant taxes imposed on telecommunications services:

  Special Communications Tax

        The Turkish government imposed a special communications tax of 25% on mobile telephone services as part of a series of new taxes to finance the public works required to respond to earthquakes that struck the Marmara region of Turkey in 1999. The tax, originally applicable from December 1, 1999 through the end of 2000, is paid by mobile users and collected by mobile operators. The Turkish government has subsequently extended the tax twice, first through December 31, 2002 and again, second through December 31, 2003. With Law No. 5035, Special Communications Tax has been continuous and it has been arranged in Expense Tax since January 1, 2004. Besides, a fixed amount of Special Communications Tax on new subscriptions which is currently TRY 20 has been imposed with Law No. 5035. Applicable from January 1, 2005, Special Communications Tax on new subscription is increased to TRY 22 from TRY 20 per subscriber. The tax has had a negative impact on mobile usage.

        On August 1, 2004 certain provisions of the Special Communications Tax Law were amended by Law No. 5228. In particular, the Special Communications Tax imposed on new subscribers that are transferred from one mobile operator to another, has been abolished. For the other telecommunication services, which cannot be defined within the context of telecommunication operations of mobile operators (communication, establishment, circulation, transmission) and radio-television broadcasting services, 15% Special Communications Tax is introduced. The special communications tax is charged at 25% on the usage fees payable by subscribers. The tax collected from subscribers in a calendar month is remitted to the taxing authorities within 15 days of the following month.

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

        We have calculated VAT responsibility on ongoing license fee since June 2003 and it was not calculated according to decision of Istanbul Tax Court since February 2004. For more detailed information related to these disputes, see "Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings."

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

        As far as GSM services are concerned, the STT had been charged once upon subscription and annually on an ongoing basis.

        A fixed amount of tax, which was TRY 16 (equivalent to $11.92 at December 31, 2004), had been charged to the subscriber in the first invoice issued to the subscriber. The GSM operators had remitted the tax to the taxing authorities in the month after it was collected.

        The ongoing tax had been equivalent to the monthly fixed fee charged to the subscribers by the GSM operators regardless of use of the services. This tax had been chargeable to subscribers in 12 equal monthly installments by virtue of provisions included in the Annual Budget Laws. The GSM operators had remitted the tax in the month after it was collected.

        With Law No. 5035, STT that had been charged upon subscription and on an ongoing basis have been abolished since January 1, 2004.

  Contributions for Education ("Education Tax")

        After the extension of primary education from 5 years to 8 years in 1997, the Education Tax was introduced on certain goods and services to provide funding for such change. Education Tax was originally applicable until the end of 2000, but it has been extended for more 10 years and would be applicable until December 31, 2010. For GSM services, the Education Tax was charged in the same manner as the STT, except that the amount of Education Tax upon subscription was TRY 7 (equivalent to $5.22 at December 31, 2004) as of December 31, 2003.

        With Law No. 5035, Education Tax that was charged upon subscription and on an ongoing basis were abolished since January 1, 2004.

  Wireless Equipment Fees

        According to wireless equipment usage law, all receiver equipment must be licensed. As a consequence, mobile wireless telephone owners are subject to both a license fee and an annual usage fee.

        The license fee is paid once on subscription for the equipment bought. The one time license fee was TRY 8.9 (equivalent to $6.63 at December 31, 2004) at December 31, 2004. Effective from January 1, 2005, it has been increased to TRY 9.8 (equivalent to $7.30 at December 31, 2004). The license fee is divided into the number of months remaining in the year in which it is payable and charged to the subscriber in equal installments.

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

        Stamp duty is applicable to subscription agreements signed between GSM operators and subscribers. Stamp duty payable on such agreements was a fixed amount until July 2003, which was TRY 9.3 (equivalent to $6.93 at December 31, 2004). Since July 2003, stamp duty payable on such agreements is 0.075% of the contract amount, which approximate TRY 0.031 for subscription agreements. Stamp duty is paid once upon signing of the subscription agreement and is paid to the tax authorities by GSM operators who charge the subscriber in the first invoice issued to the subscriber. Applicable from January 1, 2005, lump-sum stamp duty liability on the subscription contracts, which does not state any amount on the contract is abolished.

  Special Consumption Tax

        The Turkish Government introduced a single tax, the special consumption tax, to consolidate several taxes and fees currently applied on certain goods, which became effective on August 1, 2002. GSM services were not directly affected when the new tax was introduced. However, cell phones are included in the goods that are subject to the special consumption tax. The special consumption tax is charged on cell phones either at importation or at the level of sale by the Turkish manufacturers. The Special Consumption Tax over the cellular phones (cellular phones are defined as "low power mobile wireless equipment" in the law) was 6.7% as of December 31, 2004 and it was increased to 20% as of April 26, 2005.

Investment Incentive Certificates

        In 1993, 1997, 2000, 2001 and 2004, the Undersecretariat of the Treasury approved investment incentive certificates for a program of capital expenditures by us and our subsidiaries in our mobile communications operations, call center operations and betting games operations. Such incentives entitle us to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but these deductions are subject to withholding tax at the rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax). Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4.5 billion in qualifying expenditures. As of December 31, 2004, we had incurred cumulative qualifying expenditures of approximately $3.1 billion ($3.4 billion as of December 31, 2003), resulting in tax credit carryforwards under the certificates of approximately $313.1 million ($343.0 million as of December 31, 2003), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. The certificates are denominated in TRY. However, approximately $0.7 billion of qualifying expenditures through December 31, 2004 ($2.1 billion as of December 31, 2003) under the certificates are indexed against future inflation.

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

  •
  There was an option to prefer the previous or new provisions for capital expenditures to be made after April 24, 2003, under the investment incentive certificates obtained before April 24, 2003, and under the investment incentive certificates obtained after April 24, 2003 but applied for before April 24, 2003.

Recapitalization

        On June 23, 2004, our board of directors has decided that our statutory paid-in capital would be increased from TRY 500.0 million to TRY 1,474.6 million by adding TRY 118.1 million out of the total dividend for the year 2003 and the statutory capital inflation adjustment (included in our consolidated financial statements prepared in accordance with the accounting standards promulgated by the CMB) amounting to TRY 856.5 million for 2003. The increase of TRY 974.6 million would be distributed our shareholders in the form of a stock split. The capital increase was accounted for as a stock split in our accompanying consolidated financial statements. As a result of the aforesaid transactions we issued 974,639,361,000 new shares.

        On April 5, 2005, our board of directors declared that our statutory paid-in capital would be increased from TRY 1,474.6 million to TRY 1,854.9 million by adding TRY 234.1 million out of the total dividend for 2004 and the statutory capital inflation adjustment included in the financial statements prepared in accordance with the accounting standards promulgated by the CMB amounting to TRY 146.2 million for 2004. The increase of TRY 380.3 million would be distributed to our shareholders in the form of stock split. The capital increase was accounted for as a stock split in our accompanying consolidated financial statements. As a result of the aforesaid transactions, we issued 380,247,980,000 new shares.

        All share amounts and per share figures reflected in our historical financial statements have been retroactively restated for the stock splits discussed above.

        On February 21, 2005, our board of directors decided to increase the our statutory paid-in capital ceiling from TRY 1,500.0 million to TRY 2,200.0 million. Our application for the statutory paid-in capital ceiling as TRY 2,200.0 million has been approved by the CMB and Ministry of Trade of Turkey.

        In mid March 2005, Cukurova Holding announced that it had an intention to sell approximately 53% of its directly and indirectly held shares in Turkcell Holding shares for a cash consideration of $3.1 billion to Sonera Holding BV ("Sonera"). Finalization of the transaction was subject to completion of the final agreement, due diligence reports and obtaining the necessary permissions from regulatory authorities including an exemption to be granted to Sonera by CMB for not offering the same purchase price per share for the public shares. If the transaction had been finalized as planned, the Cukurova Group's effective interest in us would have decreased approximately to 13.3% and Sonera's effective interest would have increased to approximately 64.1%. On May 23, 2005, Cukurova Holding announced that the exclusive negotiation obligation period was finalized without a conclusion on a share purchase/sale agreement between the parties. In the same announcement, it was noted that, as a result of public reaction and opinions raised at Annual Shareholders' Meeting on the issue, Cukurova Group will start to work on options that may not lead to a change in our control structure and/or Turkcell Holding AS's control structure. Following Cukurova Holding's announcement, Sonera has filed a request for arbitration at the International Court of Arbitration of the International Chamber of Commerce. Sonera has also filed a request for interim measures at a civil court in Geneva. Sonera demanded the court to prohibit Cukurova Holding to initiate or continue negotiations to sell or pledge shares in Turkcell Holding with third parties other than Sonera.

        On June 13, 2005, the Cukurova Group announced that Cukurova Group and Alfa Group formed a $3.3 billion financial package. The financial package consists of an approximately $1.7 billion six-year duration loan while the remaining approximately $1.6 billion will be a year 2011 dated convertible bond. The bonds can be exchanged into shares of a Cukurova Group company after 18 months, which may lead to a 13.2% indirect ownership of Alfa Group on us. Finalization of the deal is subject to due diligence reports and obtaining the necessary permissions from regulatory authorities. In the same announcement, it was noted that, the funds will be primarily used by Cukurova Group to retire its debt to the SDIF and finance Cukurova Group's option regarding the acquisition of Yapi Kredi Bank's shares in us and Turkcell Holding.

Effects of Inflation

        The annual inflation rates in Turkey were 29.7%, 18.4% and 9.3% for the years ended December 31, 2002, 2003 and 2004, respectively, based on the Turkish consumer price index. With the help of tight monetary policy followed by the Central Bank of Turkey and 6.5% target primary budget balance required by the IMF program, inflation has decreased to single digit numbers. The current inflation target set by the Central Bank of Turkey is 8% for 2005. Furthermore, the Central Bank of Turkey announced that it will start inflation targeting starting from 2006. With adherence to the IMF program and implementation of structural reforms, inflation could be decreased further in 2005. In addition to the IMF Program, the decision by EU on December 17, 2004 which allows Turkey to start negotiations for a full membership starting from October 3, 2005, will also be a very important factor in the success of macro economic policies intended to decrease inflation. For additional information about the effects of inflation, see "Item 3A. Selected Financial Data—Exchange Rate Data."

New Accounting Standards Issued

        In December 2004, the Financial Accounting Standards Board (the "FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 153, "Exchanges of Non-monetary Assets", an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The provisions of SFAS No. 153 shall be applied prospectively. The adoption of SFAS No. 153 is not expected to have a material effect on our consolidated financial statements.

        In December 2004 the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment". SFAS No. 123(R) requires that the compensation costs relating to share-based payment transactions will be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. The adoption of SFAS No. 123(R) is not expected to have a material effect on our consolidated financial statements.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The provisions of SFAS No. 151 should be applied prospectively. The adoption of SFAS No. 151 is not expected to have a material effect on our consolidated financial statements.

        In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations" an interpretation of SFAS No. 143. FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations". An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and (or) through the normal operation of the asset. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application for interim financial information is permitted but is not required. The adoption of FIN 47 is not expected to have a material effect on our consolidated financial statements.

        In March 2005, the FASB staff issued FASB Staff Position ("FSP") FIN 46(R)-5 "Implicit Variable Interest" under FASB Interpretation No. 46, "Consolidation of Variable Interest Entities". This FIN 46(R)-5 is issued to address whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity ("VIE") or potential VIE when specific conditions exist. This issue commonly arises in leasing arrangements among related parties, and in other types of arrangements involving related parties and previously unrelated parties. For entities to which Interpretation 46(R) has been applied, the guidance in this FIN 46(R)-5 shall be applied in the first reporting period beginning after March 3, 2005 in accordance with the transition provisions of Interpretation 46-R. Early application is permitted for periods for which financial statements have not yet been issued. The adoption of FSP FIN 46-R-5 is not expected to have a material effect on our consolidated financial statements.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No. 154. SFAS No. 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after SFAS 154 is issued. The adoption of SFAS No. 154 is not expected to have a material effect on our consolidated financial statements.

5B.    Liquidity and Capital Resources

  Liquidity

        We require significant liquidity to finance capital expenditures for the expansion and improvement of our GSM network, for non-operational capital expenditures, for working capital, for various domestic and international business investments, for settled payments on legal disputes and to service our debt obligations. To date, these requirements have been funded largely through supplier financings, bank borrowings, and the issuance of $700 million in bonds by our consolidated finance vehicle, Cellco Finance N.V. ("Cellco"), which issued $300 million of debt securities in July 1998 and $400 million of debt securities in December 1999. We have extinguished the $300 million note early on November 10, 2003. During 2003 and 2004, we purchased Cellco Notes with a nominal value of $65.0 million from the market. Our reacquisition of these bonds is considered as early extinguishment of debt under the provisions of SFAS No. 140 and reduces outstanding indebtedness. As of December 31, 2004, total net outstanding Cellco debt amounts to $335 million.

        A summary of our consolidated cash flows for the years ended December 31, 2003 and 2004 are as follows:

	2003	2004
Cash and cash equivalents at the end of period	582.7	763.8
Cash and cash equivalents at beginning of period	394.1	582.7
Net increase in cash and cash equivalents	188.6	181.1

	2003	2004
Net cash provided by (used for):
Operating activities	1,041.3	603.9
Investing activities	(198.9)	(542.3)
Financing activities	(653.8)	119.5
Net increase in cash and cash equivalents	188.6	181.1

        The net cash provided by our operating activities for the years ended December 31, 2004 and 2003 amounted to $603.9 million and $1,041.3 million, respectively. The decrease in 2004 was primarily due to the net effect of payments with respect to settlement of various disputes and litigation and increase in revenues in 2004.

        The net cash used for investing activities for the years ended December 31, 2004 and 2003 amounted to $542.3 million and $198.9 million, respectively. Total investments in investees amounted to $197.8 million as of December 31, 2004 compared to $149.8 million as of December 31, 2003. For the year ended December 31, 2004, we spent approximately $486.7 million for capital expenditures compared with $172.9 million for the year 2003. The increase in capital expenditures was mainly due to the increase in capital expenditures of DCC. Capital expenditures made by DCC of $175.5 million mainly represent GSM 1800 license fees and new network investments. The remaining capital expenditures are primarily due to increased capital expenditures for our GSM network in 2004. Our capital expenditures in Turkey are expected to be approximately $500.0 million in 2005 due to the increased subscriber base.

        From our formation through December 31, 2004, we have made total capital expenditures for assets of $4.4 billion including our license, of which $2,480.4 million was for the build-out of the network. We also invested $860.2 million in computer software over that period. In February 1999, July 1999, January 2000 and January 2001, we signed contracts with Ericsson, our primary equipment supplier, to purchase approximately $514 million, $551 million, $640 million and $400 million, respectively, of equipment to expand and improve our network. All of these contracts have been fulfilled and closed. Furthermore we signed a new contract with Ericsson in September 2003 to purchase equipment to expand and improve our network.

        The net cash used for financing activities for the year ended December 31, 2004 amounted to $119.5 million and net cash provided by financing activities for the year ended December 31, 2003 amounted to $653.8 million. As of December 31, 2004, $815.5 million was outstanding as short-term and long-term borrowings. In 2004, $78.1 million of dividends were paid to shareholders.

        For the purpose of establishing GSM infrastructure in Ukraine, Astelit signed vendor financing agreements with Ericsson AB and Ericsson Credit AB on June 30, 2004 at the amount of $89.0 million. Under this agreement, Ericsson AB committed to provide equipments and services and Ericsson Credit AB committed to provide credit facilities available to Astelit in respect of equipment and service purchases from Ericsson AB.

        As of December 31, 2004, Astelit has utilized $37.2 million of the facility provided by Ericsson Credit AB. The remaining balance will be utilized as the equipment and services are purchased from Ericsson AB. We have provided guarantees for 55% of the amounts financed plus 55% of interest and costs in case of non-payment by Astelit and it will be repaid in January 2006. As of May 31, 2005, Astelit has utilized an additional $28.0 million of this facility.

        Astelit signed another vendor financing agreement with Nokia Corporation ("Nokia") and ABN Amro NV on July 12, 2004 at the amount of EUR 125.0 million (equivalent to $170.1 million at December 31, 2004) for the purpose of establishing GSM infrastructure in Ukraine. We have provided guarantees for 55% of the amounts financed plus 55% of interest and costs in case of non-payment by Astelit and it will be repaid at the end of 2005. Nokia has assigned the guaranteed portion of the loan to ABN Amro NV with a transfer agreement dated August 20, 2004. Under this agreement Nokia committed to provide equipments and services and ABN Amro NV committed to provide credit facilities available to Astelit in respect of equipment and service purchases from Nokia.

        As of December 31, 2004, Astelit has utilized EUR 19.6 million (equivalent to $26.7 million at December 31, 2004) of the facility provided by ABN Amro NV. Shareholders of Astelit have provided letter of guarantees for the facility, which will be repaid in 2005 and 2006. As of May 31, 2005, Astelit has utilized an additional EUR 49.1 million (equivalent to $66.9 million as of December 31, 2004) of this facility.

        On November 2, 2004, Astelit entered into a $12.4 million supply contract with Sysdate Pty Ltd ("Sysdate"), $7.2 million of which was financed through a vendor financing agreement signed with Sysdate and ABN Amro NV, under which ABN Amro NV committed to finance Astelit's purchases of GSM 1800 billing equipment, software and services. Astelit has utilized $3.4 million of this facility as of December 31, 2004 which will be repaid in December 2006. The remaining portion will be drawdown as the equipments and services are purchased from Sysdate. We have provided guarantee for $7.2 million plus interest and costs in case of non-payment by Astelit. As of May 31, 2005, Astelit has utilized an additional $3.7 million of this facility.

        The vendor financing agreements discussed above contain certain customary covenants that limit the ability of Astelit to take certain actions including pledging equipment received under this vendor financing agreement, limiting its activities to the telecommunications industry, sales of certain fixed assets, merging with other companies except DCC, declaring or paying dividends, and repurchasing or repaying any of its share capital.

        We also entered into lease agreements in the amount of $81.5 million with various leasing companies ($64.7 million for our headquarters and other real estate, $3.5 million for computers installed at the building, office equipment and company cars and $13.1 million for a central betting system). We have made early payment for our outstanding capital lease obligations to Yapi ve Kredi Bankasi A.S. and Pamukbank TAS on March 11, 2005 and February 22, 2005, respectively.

        Under the current assumptions and circumstances, we expect to generate sufficient cash to maintain our strong cash position and positive free cash flow in the GSM business in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our networks through our operating cash flows, our strong cash balance as of December 31, 2004 and certain new financings and debt restructurings that we completed in 2004. Besides, in order to build a GSM 1800 network and fund operations in Ukraine, long term financing arrangements will be sufficient to fully fund Astelit's business plan.

        The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this annual report.

        The important factors that may adversely affect our projections are; general economic conditions, change in the competitive environment, developments in the domestic and international capital markets, increased investments, changes in telecommunication regulations and the ongoing and potential legal cases.

        We are exposed to foreign exchange availability and rate risks that could significantly impact our ability to meet our obligations and finance our network construction. A substantial portion of our debt obligations and capital expenditures are, and are expected to continue to be, denominated in US dollars. By contrast, substantially all of our revenues are, and will continue to be, denominated in TRY. However, we keep a reasonable proportion of our monetary assets in US dollars, Euro and Swedish Krona to reduce our currency exposure. The maximum tariffs we may charge are adjusted periodically by the Telecommunications Authority to account, among other things, for the devaluation of the TRY.

        To manage our foreign exchange risk more efficiently, in 2004, we entered into 82 US dollar structured forward transactions where we buy a total notional amount of $142.0 million with embedded options which makes us committed to buy maximum $282.0 million if the spot rate falls below the forward level at maturities between September 2004 and June 2005. Some of these forward contracts terminate at predetermined strike levels which exposes us to USD/TRY devaluation risk. Of these 82 transactions, 69 settled in 2004, which resulted in a total US dollar purchase of $175.0 million. Six of these transactions terminated since the spot at maturity was higher than the predetermined strike level in the amount of $11.0 million. The remaining 13 purchase US dollar forward transactions, to buy a total notional amount of $23 million, with embedded options which makes us committed to buy $46 million if the spot rate falls below the forward level at maturity, will expire in 2005. Eight of these transactions settled in 2005 and we have bought $26 million in 2005.

        In 2005, we have entered into $192.0 million notional of structured forward transactions to buy US dollar against TRY. As of May 31, 2005, we have bought $11.0 million through these transactions. We have also entered into $37.0 million notional of structured forward transactions to sell US dollar against TRY where we sold $35.0 million against TRY until May 31, 2005. As of May 31, 2005, we have outstanding $189.0 million US dollar notional of structured forwards to buy US dollar and $2.0 million notional of structured forwards to sell US dollar.

        In 2005, we have also entered into SEK and EUR forward transactions. We have EUR 2.0 million notional of structured forward transactions to buy EUR against TRY and SEK 88.3 million notional of outright forwards to buy SEK against US dollar. As of May 31, 2005, none of these transactions have been settled.

        There is no covenant restriction in any of our financing agreements related to hedging transactions provided that the transaction is authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect us from fluctuations in currency values. In order to increase the yield on our free cash holdings, we also enter into option transactions. We sell options according to our analysis and in line with our market expectations in order to earn the option premium in addition to the interest gain on the deposited amount.

        Our monetary assets and liabilities have different maturity dates and denominated both in TRY and foreign currencies. As of December 31, 2004, 62% of our monetary assets and 47% of our monetary liabilities are denominated in foreign currencies. Additionally, 95% of our monetary assets and 77% of our monetary liabilities have less than one year maturity dates.

        We continuously monitor and examine financing opportunities to improve our financial condition and performance. Depending on the availability in both domestic and international debt and capital markets, we may continue to look for new financing alternatives for both restructuring and contingency purposes as well as to fund potential new investments or acquisitions. We maintain our focus on strategies for maintaining an optimum leverage, lowering the weighted average cost of total borrowing and extending the maturity of outstanding borrowings.

        Our outstanding debt consists of floating as well as fixed rate obligations. More than half of our obligations have fixed interest rates reducing our exposure to possible rises in interest rates. The Cellco notes carry a coupon rate of 12.75% and the Murabaha transaction has a total of 11 tranches all of which are fixed at rates ranging between 6.0% to 7.5% for their 2 year tenors.

        As of December 31, 2004, interest on our assets was fixed excluding our floating rate note holdings. Our holdings of Turkish government floating rate notes carry a face value of 13.8 million TRY with an overnight return of 21.40%. Therefore, we are not exposed to interest rate risk, apart from our floating rate notes on our financial assets as of December 31, 2004.

Sources of Liquidity

        We believe that we will be able to finance our current operations, capital expenditures and financing costs in Turkey and maintain and enhance our GSM network in Turkey in 2005 through our operating cash flow, our strong cash balance as of December 31, 2004 and certain new financings and debt restructurings that we completed in 2004. Additionally, we are currently evaluating local and international markets for new financing alternatives such as TRY denominated funding in order to reduce currency mismatch of our balance sheet.

        Astelit, as being in the start-up process, continue to create negative operational cash flow and this is financed through external resources. Recently, shareholders contributed an additional $50.0 million capital for working capital requirements. For further financing sources, Astelit's primary target will be to use heavily international and/or local debt financing to refinance existing vendor loans, as well as additional capital expenditures, and working capital requirements. In this respect, Astelit signed a mandate letter for a long term financing arrangement with ING Bank N.V. and Standard Bank London Limited to arrange a financing of $280.0 million with a maturity of six years. The financing will be in the form of a syndicated loan and it is expected to be finalized in the second half of 2005. Astelit has not encountered any difficulties to attract short term loans from local banks for short term financing needs and has utilized $5.0 million during first quarter of 2005 and fully prepaid with the capital increase proceeds. Another $20.0 million facility is arranged in May 2005 from local sources, where first $10.0 million portion has been already used. All these short term credits will be refinanced through the proceeds of long term financing.

  Related Party Transactions

        For a description of our transactions with related parties see "Item 7B. Related Party Transactions."

  Personal loans to directors and executive officers

        As of December 31, 2003 and 2004, none of our directors and executive officers have outstanding personal loans.

  General Economic Conditions

        With the support of the encouraging outlook of the economy and the positive consumer sentiment in the market, we expect to maintain our net cash generation trend to be sustained. Government's efforts to engage in a new economic program with IMF lasting until 2007, acceptance of Turkey for membership negotiations with the EU, recovery in the purchasing power in line with the developments such as sustainable GDP growth, decreasing inflation in line with government targets, improved distribution of wealth and growing young and technology oriented population are projected to expand the GSM penetration in the market.

        However, any change in the above stated factors including structure of the current competition might create additional cash need for us.

  Loans

        $400 million of senior notes shown as long-term borrowings at the end of 2003 are shown as short-term borrowings at the end of 2004 because they are payable in August 2005. In the first quarter of 2004, we obtained an additional $200 million borrowing from Akbank and Garanti Bank, $100 million from each with maturities of three years. These facilities provided us further financial flexibility for equity injections to be made to our foreign investment and working capital requirements. Meanwhile, we were able to extend the maturity of our loan portfolio while lowering our total borrowing costs through these local bilateral facilities.

        During the second quarter of 2004, we have fully utilized the $100 million Syndicated Murabaha facility, arranged by IDB and HSBC. This facility has a maturity of two years from each drawn down date and was used to finance network equipment purchases in 2004. This agreement was signed on January 16, 2004 and the facility has been utilized completely as of June 16, 2004. Our aim was to diversify our international investor base and lower our borrowing costs on an unsecured basis.

        In 2004, Astelit utilized $67.3 million of the credit facilities obtained from Ericsson Credit AB and ABN Amro NV under the vendor financing agreements. Subsequently, as of May 31, 2005, Astelit has utilized $98.7 million of the facilities. These facilities provided Astelit will be used for establishing GSM infrastructure in Ukraine and are payable in 2005 and 2006.

        Based on the shareholders loan agreement signed on January 6, 2005, the shareholders of Euroasia committed to arrange $50.0 million of financing to Euroasia in proportion to their respective shareholding in Euroasia, first as a shareholder loan then converted to equity through an April 1, 2005 shareholders' resolution. The proceeds shall be used by Euroasia to fund its consolidated subsidiary, Astelit. Turktell Uluslararasi has fulfilled its commitment amounting to $25.5 million. However, Eurocorp, which is one of the minority shareholders of Euroasia, could not fulfill its commitment, as a result, in accordance with the shareholders loan agreement, Eurocorp has agreed to sell its 1.4% interest in Euroasia to Turktell Uluslararasi with a consideration of $2.0 million. On May 19, 2005, the transaction has been completed. Our effective interest in Euroasia has increased to 52.4%. According to the share sale and purchase agreement dated May 23, 2005, Eurocorp has committed to sell its remaining 4.9% interest in Euroasia to Turktell Uluslararasi and other minority shareholder with a cash consideration of $4.0 million and $3.3 million respectively. Based on the agreement, Turktell Uluslararasi will make related payments in three installments in three years. On June 15, 2005, required payments for the first installments amounting to $2.8 million and $2.3 million have been made by Turktell Uluslararasý and the other minority shareholder, respectively. Our effective interest in Euroasia has increased to 54.2%. In Ukraine, Astelit signed a mandate letter for a long term financing arrangement. On April 28, 2005, Astelit provided mandate to ING Bank N.V. and Standard Bank London Limited to arrange a financing of $280.0 million with a maturity of six years to refinance Astelit's existing vendor loans, additional capital expenditures and working capital requirements. The financing will be in the form of a syndicated loan and it is expected to be finalized in the third quarter of 2005.

        We believe that we will be able to fully fund the operations in Turkey by our cash from operations through the year 2005, which includes the repayment of approximately $590.2 million in debt principal and interest obligations. Besides, in order to build GSM network and fund operations in Ukraine, long term financing arrangements will be sufficient to fully fund Astelit's business plan through the year 2005 which includes the repayment of approximately $25.8 million in debt principal and interest obligations. Until the financial closing of the long term financing arrangements, Astelit will use funding resources in Ukraine as well as bridge facilities from mandated banks. Based on our debt repayment schedule, and our current expectations regarding the domestic and international macroeconomic environment, developments in the telecommunications sector, pending litigation costs, capital expenditures and domestic and international investments and partnerships obligations, we do not foresee any funding gap in 2005. We continuously monitor and examine financing opportunities to improve our financial condition and performance. We continuously evaluate domestic and international debt and capital markets, looking for new financing alternatives for both restructuring and contingency purposes. We maintain effective relationships with financial institutions and watch the debt and capital markets for possible club deals, bilateral and syndicated loans, Eurobond issues, and many other financial instruments. We maintain our focus on strategies that lower the weighted average cost of total borrowing and extend the maturity of outstanding borrowings. We are reviewing the domestic loan alternatives of either extending the existing facilities or by obtaining additional domestic debt denominated in TRY.

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

  Credit Ratings

        Our debt ratings as of June 24, 2005:

Standard & Poor's	B
Moody's	B2
Fitch	BB-

        The ratings upgrade had no impact on the interest cost of the existing debt. Any further upgrades from the ratings agencies may allow us to lower the cost of borrowing for any future indebtedness in the internal and external debt and capital markets. Conversely, any ratings downgrade may limit the Company's future access to debt and capital markets and increase the cost of borrowing.

  Dividend Payments

        Until 2003, we did not make any dividend payments as a result of our accumulated losses under previous CMB accounting standards. The CMB adopted new accounting standards in 2003, which are generally in compliance with International Financial Reporting Standards ("IFRS"). We have adopted these accounting standards as of and for the year ended December 31, 2003 for CMB reporting purposes, and we have generated profit under those accounting standards.

        In 2004, we declared that we would pay a dividend amounting to TRY 236.3 million (equivalent to $176.1 million at December 31, 2004), of which one half TRY 118.2 million (equivalent to $88.0 million as of December 31, 2004) was distributed in cash and the other half was distributed in the form of bonus shares in June and July 2004, respectively. Future payment of dividends depend on our profitability and distribution of dividends in the following years may be considered depending on our financial performance, changes in the economic conditions and other developments in the environment.

        On April 29, 2005, during the Annual Shareholders' Meeting, our shareholders have decided to distribute all of its distributable income (included in the financial statements prepared in accordance with the accounting standards promulgated by the CMB) for the year ended December 31, 2004. The dividend will be in the form of 50% cash and 50% bonus shares. The net distributable income, after deducting legal reserves, amounts to TRY 500.3 million (equivalent to $372.7 million at December 31, 2004). Accordingly, the dividend will be distributed as follows:

	Amount per share (TRY in full)	Total (TRY Million)	USD equivalent December 31, 2004
Dividend in cash	0.000134848	250.1	$186.4
Dividend in bonus shares	—	234.1	174.4

        Accordingly, the rate of the bonus share certificate to be issued for each share having a nominal value of TRY 0.001 is declared as 0.0204997881%. The cash dividend payment to the shareholders has commenced on May 17, 2005 and bonus share certificates has commenced on May 31, 2005.

  New Technology Investments and Partnership Opportunities

        Cash flow from the operations provides us with the sufficient means to implement its plans. However, new technologies are excluded from the current projections, so addition of any new technology such as 3G technology, or any new partnership opportunity may require both higher operating expense and capital expenditures leading to a need for additional cash injection in the future.

  Investment in Iran

        In order to get the GSM license in Iran, we have to establish Irancell and pay EUR 300 million to the Iranian Authorities. We and other shareholders of the Consortium were obliged to give a payment guarantee amounting to EUR 300 million, which is equivalent to license fee. The GSM license agreement has been signed on September 12, 2004 between the Consortium and the Iranian Authorities. On September 26, 2004, both the Iranian Parliament and the Guardian Council stated that the agreement concerning the mobile phone network, will be effective upon the approval of the Iranian Parliament. On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggests reduction of our stake in Irancell to 49%, and submitted to the Guardian Council for their consent. In May 2005, the Guardian Council has given their consent. The consent will be approved by the Iranian President.

        We are assessing the impact of this change to the license agreement including the reduction of our stake in Irancell which results in a voting ownership of less than 50% for us and calls into question the expected control structure of Irancell. This unilateral change by the Iranian Parliament conflicts with the license agreement's terms and conditions and the agreements signed between current shareholders of Irancell. We believe that these developments call into question the future of the Company's investment in Iran.

        We have guaranteed EUR 210 million (equivalent to $285.8 million at December 31, 2004) of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas with an initial maturity of September 7, 2004. Since Irancell was not established, we have notified HSBC plc that we do not request any more extension of the payment guarantee and stated that HSBC plc can release the payment guarantee. However, we have not been released from our payment guarantee which requires approval of the Iranian Authorities. In addition to the upfront license fee, if the Iranian subsidiary of us is formally established and if the license is awarded, the Iranian subsidiary of us will pay an ongoing license fee based on the greater of minimum precommitted gross revenues agreed with the Iranian Authorities, or the actual gross revenues.

        On August 12, 2004, capital contributions to Eastasia, which was increased from EUR 13.5 million to EUR 91 million on May 26, 2004, have been fully completed by us and Ericsson Turkey in proportion to respective shares in capital. Capital contributions to Irancell amounting to $110.2 million as of December 31, 2004 was recorded at an escrow account in Iran. Subsequently, in March 2005, these amounts were paid back by Iranian Authorities and the cash is released from escrow.

5C.    Research and Development, Patents and Licenses

        We have not had any research and development activities for the last three years. We own no patents. We have registered 230 trademarks under applicable Turkish trademark legislation and applied for the registration of 16 additional trademarks.

5D.    Trend Information

  Economic Trends in 2004 and 2005

        The Turkish economy has gone through a political and economic stabilization period starting from 2002 following the worst of the financial turmoil in 2001. The stabilization period started with the IMF stand-by program implemented in 2002 and continued with a new IMF program implemented in 2005 with three years maturity. The IMF programs aimed at decreasing the likelihood of the Turkish economy suffering a future crisis by encouraging sustained non-inflationary growth through a floating exchange regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, the banking sector, ensuring debt sustainability and accelerating privatization efforts. The IMF hoped that the implementation of banking reform and enactment of other reforms would improve the liquidity position of the private sector and stimulate growth.

        The Turkish economy is now among the fastest growing economies in the world. The Turkish economy is driven by robust private consumption, investment and exports. Tight macroeconomic policies, based on a high primary surplus and on strict monetary conditions which kept inflation on a steep downward path, have improved confidence. The convergence to the EU, and the close co-operation with the IMF have contributed critically to the momentum of policies. Inflation was down to single digits for the year ended December 31, 2004, for the first time in thirty years. In December 2004, EU leaders agreed to start membership talks with Turkey on October 3, 2005. The major economic problem that Turkey may face in and after 2005 is primarily the current account deficit which accounted for 5% of GDP at the end of 2004. So far, foreign direct investment inflows remained weak into Turkey, and the fiscal deficits have been funded almost entirely by additional foreign debt whose sustainability could raise concerns. Although Turkey has made good progress in restoring debt sustainability with high primary surplus, lower borrowing costs, appreciation of TRY against major currencies and high growth in GDP; the government's large debt portfolio, which primarily consists of short term and foreign currency debts, reaching to approximately 74% of GDP, implying particularly high rates of rollover on domestic and international markets, remains a big vulnerability. Given the strength of the economy and the risk of a further widening of the current balance deficit, the government's aim should be finding additional revenue sources from stronger growth for debt reduction. At this point, structural reforms, such as overhauling the tax system, become crucial.

        Turkey's debt dynamics have improved, but remain vulnerable to higher U.S. interest rates and a more stable US dollar. Turkey's widening current account deficit warns of a devaluation of TRY against foreign currencies while current account deficit is funding by foreign debt and mostly short term speculative capital flows. However, political tension, even that arising from non-economic issues, has a major impact on capital markets. Turkey might face significant obstacles before it is theoretically able to join the EU. Even if membership negotiations begin with EU, they are likely to be long and challenging and EU membership seems unlikely prior to 2015, if at all. Some EU members continue to state their doubts as to whether Turkey should be allowed to join the EU. Some countries stated that they may hold public referendums at the end of the negotiation process.

        The economic problems that Turkey may face in 2005 and the future are primarily the current account deficit resulting from the ongoing appreciation of the TRY against the US dollar, debt sustainability problems due to populist economic policies, possible easing of 6.5% primary surplus target or not meeting it and a possible increase in interest rates in the United States, which could lead to an outflow of fund from emerging markets. In addition, macroeconomic indicators may be negatively impacted by the political situation in Cyprus and the progress of Turkey's application for accession to the EU. Furthermore, increased consumer confidence and wages may result in an increase in inflation. Inflation and the level of government debt may also increase as a result of populist economic policies carried out by the government. Moreover, any tension between the secularist military and the more conservative government or an early election, can cause political turmoil in Turkey and the economy will be affected very negatively.

  Changing Subscriber Base

        Our revenues have been, and will continue to be, impacted by the increasing proportion of prepaid subscribers in our subscriber base. The proportion of prepaid gross additions in total gross additions were 89% in 2004, 91% in 2003 and 90% in 2002. Trends indicate that prepaid subscribers exert more control on their usage pattern than postpaid subscribers, which leads to decreased minutes of usage and decreased overall average revenue per user. We expect that for the foreseeable future the proportion of prepaid gross additions in total gross additions will remain high, which may lead to a further decline in average revenue per user and average monthly minutes of use. Although we expect the aggressive price competition to continue in 2005, we believe that blended minutes of usage will improve slightly in 2005 compared to 2004 due to the positive macroeconomic indicators and consumer sentiment, our strong customer relations management activities and the continuing impact of volume based campaigns. However, we expect average revenue per subscriber in 2005 to be similar to 2004.

5E.    Off-Balance Sheet Arrangements

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

        Based on the shareholders agreement signed on January 27, 2004 and effective from April 2, 2004, we committed to arrange maximum $150.0 million of financing for DCC. We have substantially fulfilled our above mentioned commitment by acting as the guarantor of vendor financing agreements signed by Astelit, with Nokia and ABN Amro NV, Ericsson AB and Ericsson Credit AB and Sysdate and ABN Amro NV. In return of these guarantees, we pledged minority shares of Euroasia.

        Irancell has been selected as the licensee to be authorized to build and operate a nationwide GSM network in Iran and provide GSM services to the Iranian market. The GSM license agreement was signed on September 12, 2004 between the Consortium and the Iranian Authorities. On September 26, 2004, both the Iranian Parliament and the Guardian Council stated that the agreement concerning the mobile phone network will become effective upon the approval of the Parliament. Accordingly, Irancell must receive the Iranian Parliament's approval prior to the payment of the EUR 300 million of license fee in order to become the second licensed GSM operator in Iran. On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggests reduction of our stake in Irancell to 49%, and submitted to the Guardian Council for their consent. In May 2005, the Guardian Council has given their consent. The consent is expected to be approved by the Iranian President. We are assessing the impact of this change to the license agreement including the reduction of our stake in Irancell which results in a voting ownership of less than 50% for us and calls into question the expected control structure of Irancell. This unilateral change by the Iranian Parliament conflicts with the license agreement's terms and conditions and the agreements signed between current shareholders of Irancell. We believe that these developments call into question the future of our investment in Iran.

        As a condition of the GSM license bid in Iran, the Consortium was obliged to provide a payment guarantee to the Iranian Authorities to EUR 300.0 million, for an upfront license fee. The payment guarantee becomes effective when the license is formally awarded to Irancell. We have guaranteed EUR 210.0 million (equivalent to $285.8 million as of December 31, 2004) of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas with an initial maturity of September 7, 2004. Since Irancell was not established, we have notified HSBC plc that we do not request any more extension of the payment guarantee beyond March 7, 2005 and stated that HSBC plc can release the payment guarantee. However, we have not been released from our payment guarantee which requires approval of the Iranian Authorities. In addition to the upfront license fee, if the Iranian subsidiary of us is formally established and if the license is awarded, the Iranian subsidiary of us will pay an ongoing license fee based on the greater of minimum precommitted gross revenues agreed with the Iranian Authorities, or the actual gross revenues.

        As of December 31, 2004, outstanding amount of the purchase contracts relating to advertising services was $25.5 million. During 2004, we obtained advertising services amounting to $7.5 million from Asli Gazetecilik and the amount under the framework agreement signed with Asli Gazetecilik decreased to $17.5 million. In addition, we routinely enter into operating leases for property and equipment in the normal course of business. At December 31, 2004, there were no commitments and contingent liabilities in material amounts arising from such operating leases.

        Guarantees given on behalf of Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks.

Contingent Liabilities

        The following table illustrates our major contingent liabilities as of December 31, 2004.

	Amount of contingent liability expiration per period
USD million	Total amount committed	Remaining commitment at December 31, 2004	Less than 1 year	1-3 years	4-5 years	Over 5 years
Bank Letters of Guarantee	257.6	257.6	*
Guarantees
Irancell	285.8	285.8	285.8	—	—	—
Iranian Authorities	285.8	285.8	285.8	—	—	—
Digital Platform	71.3	25.1	21.3	3.8	—	—
BNP—Brussels (Buyer Credit)	50.2	19.6	17.5	2.1	—	—
BNP—Hungary (Buyer Credit)	11.7	4.9	3.2	1.7	—	—
BNP—Brussels (Financial Loan)	8.2	0.5	0.5	—	—	—
Websterbank—USA	1.2	0.1	0.1	—	—	—

*
$215.3 million of the commitment has been released as of April 15, 2005. Other than these guarantees, bank letter of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

        We have contingent liabilities in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Turkish Treasury amounting to $215.3 million and customs authorities, private companies and other public organizations amounting to $41.5 million. In addition, as of December 31, 2004, we are contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $0.8 million.

        In relation to the settlement discussions with the Turkish Treasury, we initially have an outstanding bank letter of guarantee to the Turkish Treasury amounting to TRY 266.5 million (equivalent to $198.6 million at December 31, 2004). An additional amount as of December 31, 2004 amounting to TRY 22.5 million (equivalent to $16.7 million as of December 31, 2004), which has been provided for additional interest payments in accordance with settlement agreement. Subsequent to December 31, 2004, we have fully paid our liability to the Turkish Treasury according to the settlement agreement and the bank letter of guarantee amounting to $215.3 million has been released.

        As a condition of the GSM license bid in Iran, the Consortium was obliged to provide a payment guarantee to the Iranian Authorities amounting to EUR 300.0 million, for an upfront license fee. The payment guarantee becomes effective when the license is formally awarded to Irancell. We have guaranteed EUR 210.0 million (equivalent to $285.8 million as of December 31, 2004) of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas with an initial maturity of September 7, 2004. Since Irancell was not established, we have notified HSBC plc that we do not request any more extension of the payment guarantee beyond March 7, 2005 and stated that HSBC plc can release the payment guarantee. However, we have not been released from our payment guarantee which requires approval of the Iranian Authorities. In addition to the upfront license fee, if the Iranian subsidiary of us is formally established and the license is awarded, the Iranian subsidiary of us will pay an ongoing license fee based on the greater of minimum precommitted gross revenues agreed with the Iranian Authorities, or the actual gross revenues.

        Guarantees given on behalf of Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks.

        Guarantees given for Hobim are related to financial leasing agreements made with the respective lessor.

        We committed to arrange at maximum $150.0 million of financing to DCC until the end of 2006. We have substantially fulfilled our above mentioned commitment by acting as the guarantor of vendor financing agreements signed by Astelit with Nokia and ABN Amro NV, Ericsson AB and Ericsson Credit AB and Sysdate and ABN Amro NV. In return of these guarantees, we pledged minority shares of Euroasia.

        Based on the shareholders loan agreement signed on January 6, 2005, the shareholders of Euroasia committed to arrange $50.0 million of financing to Euroasia in proportion to their respective shareholding in Euroasia, first as a shareholder loan then converted to equity through an April 1, 2005 shareholders' resolution. The proceeds shall be used by Euroasia to fund its consolidated subsidiary, Astelit. Turktell Uluslararasi has fulfilled its commitment amounting to $25.5 million. However, Eurocorp, which is one of the minority shareholders of Euroasia, could not fulfill its commitment, as a result, in accordance with the shareholders loan agreement, Eurocorp has agreed to sell its 1.4% interest in Euroasia to Turktell Uluslararasi with a consideration of $2.0 million. On May 19, 2005, the transaction has been completed. Our effective interest in Euroasia has increased to 52.4%. According to the share sale and purchase agreement signed on June 2, 2005, Eurocorp has committed to sell its remaining 4.9% interest in Euroasia to Turktell Uluslararasi and other minority shareholder with a cash consideration of $4.0 million and $3.3 million, respectively. Based on the agreement, Turktell Uluslararasi will to make related payments in three installments in three years. On June 15, 2005, required payments for the first installments amounting to $2.8 million and $2.3 million have been made by Turktell Uluslararasý and the other minority shareholder, respectively. Our effective interest in Euroasia has increased to 54.2%.

5F.    Tabular Disclosure of Contractual Obligations

        The following table illustrates our major contractual obligations and commitments as of December 31, 2004.

	Contractual obligations and commitments due by period
($ Million)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Borrowings	814.8	548.4	266.4	—	—
Settlement Agreements	958.0	744.2	213.8	—	—
Finance Lease Obligations	18.9	15.5	3.4	—	—
Purchase Obligations	229.6	121.7	107.9	—	—
Advertising services	25.5	16.5	9.0	—	—
GSM Equipment	203.1	104.2	98.9	—	—
Other Equipment	1.0	1.0	—	—
Total Contractual Cash Obligations	2,021.3	1,429.8	591.5	0.0	0.0

        On December 24, 2004, we signed settlement agreements with the Turkish Treasury and Turk Telekom to settle our disputes on the calculation and payment of our 15% ongoing license fees accumulated from April 1998 through May 2004 and to settle our interconnection dispute regarding call termination pricing, for the period between April 1998 and September 2003, respectively and to end several other related lawsuits. In connection with the settlement agreement with the Turkish Treasury, we accrued $198.6 million in our consolidated financial statements as of December 31, 2004. With respect to the settlement agreement with Turk Telekom, our outstanding contractual obligation was $726.8 million as of December 31, 2004. After netting our interconnection receivables from Turk Telekom, our outstanding payable is $704.0 million of which $213.8 million is classified as long-term trade payable and $490.2 million is classified as current trade payables in our consolidated financial statements as of December 31, 2004. On October 13, 2004, we also settled our infrastructure usage dispute with Turk Telekom through negotiation. As of December 31, 2004 our outstanding payable is $32.6 related to the infrastructure settlement. We have paid TRY 56.7 million (equivalent to $42.2 million at December 31, 2004), TRY 266.5 million (equivalent to $198.6 million at December 31, 2004) and TRY 369.1 million (equivalent to $275.0 million at December 31, 2004) with respect to the infrastructure usage dispute with Turk Telekom, settlement agreement with the Turkish Treasury and settlement agreement with Turk Telekom, respectively as of May 31, 2005. For more information related to these disputes, see "Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings."

        Purchase obligations in relation to advertising services arise due to the "Amended Framework Agreement" signed with Asli Gazetecilik on May 30, 2004, extending the terms of the agreement until December 31, 2005, and the sponsorships agreement signed with ADD Production Medya A.S. ("ADD") relating to the sponsorship of Besiktas Jimnastik Klubu ("BJK"), a football club in Istanbul, on June 21, 2004. In accordance with the "Amended Framework Agreement", we paid $10.0 million and obtained advertising services amounting to $7.5 million during 2004. Subsequent to December 31, 2004, we paid $2.5 million and obtained advertising services amounting to $2.5 million in accordance with this agreement.

        With respect to the sponsorships agreement signed between ADD and us on June 21, 2004, relating to the sponsorship of Besiktas Jimnastik Kulubu ("BJK"), a football club in Istanbul, we have paid $7.0 million to ADD on June 23, 2004 for 2004-2005 and 2005-2006 Football League seasons. In connection with this agreement, we have committed to pay $8.0 million to ADD in two equal installments on July 1, 2006 and on July 1, 2007 with respect to 2006 - 2007 and 2007 - 2008 Football League seasons. On May 31, 2005, BJK informed ADD that they want to terminate the agreement unilaterally and asked for the terms of termination. On June 1, 2005, ADD informed BJK that the agreement may be terminated immediately upon repayment of $3.5 million paid for the 2005-2006 Football League season, related stamp duty and interest and release of the commitment amounting to $8.0 million. On June 21, 2005, ADD made a repayment to us amounting to $3.5 million.

        Purchase obligations in relation to GSM equipment arise from GSM equipment supply and service contracts signed by Astelit. Astelit has entered into an $89.0 million vendor financing agreement with Ericsson AB and Ericsson Credit AB, EUR 125.0 million (equivalent to $170.1 million as of December 31, 2004) with Nokia and ABN Amro NV and $12.4 million with Sysdate and ABN Amro NV. As of December 31, 2004, Astelit has utilized $42.0 million, $23.0 million and $3.4 million of these facilities, respectively. As of December 31, 2004, our outstanding purchase commitment under these facilities were $47.0 million, $147.1 million and $9.0 million, respectively. As of May 31, 2005, our outstanding purchase commitment under these facilities are $20.6 million, $74.8 million and $5.9, million, respectively.

        In connection with the Turk Telekom privatization process, Privatization Administration Authority announced that all participants have to provide an unconditional and irrevocable letter of guarantee payable on first demand amounting to $30.0 million prior to the deadline for bidding, which is June 24, 2005. On June 22, 2005, Turktell and consortium member companies have issued the required guarantee letter to be submitted on the bidding date. The letter has been issued by Garanti Bankasi for favor of Turktell Consortium Group in the amount of $30.0 million with the Privatization Administration Authority as the beneficiary. The expiry date is stated on the letter as a minimum of 364 days. We also provided a comfort letter to Garanti Bankasi stating that we will maintain at least 51% controlling share in Turktell until the letter expires.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.    Directors and Senior Management

Board Members

        Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for management. The Articles of Association provide for a Board of Directors consisting of seven members.

        The following table sets forth the name of each member of our Board of Directors, who all serve for terms of three years. Our Articles of Association provide for a staggered Board of Directors. However, as a result of prior resignations and interim appointments, all of the members of our Board of Directors have been appointed for three year terms beginning on April 29, 2005.

Name
Mehmet Emin Karamehmet (Chairman) Erdal Asim Durukan (Vice Chairman) Osman Berkmen Kim Juhani Ignatius Nazmi Tanju Turegun Yavuz Baylan Mehmet Bulent Ergin

Executive Officers

        We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. The following table sets forth the name and office of each member of our Corporate Executive Team.

Name	Office
Muzaffer Akpinar	Chief Executive Officer
Ekrem Tokay	Chief Financial Officer
Selen Kocabas	Chief Business Support Officer
Ali Kesan	Chief Marketing Officer
Tulin Karabuk	Business Line Coordinator
Ruhi Dogusoy	Chief Operating Officer

        Turkcell, the leading GSM operator in Turkey, decided to reorganize its management structure to improve its excellence in the management, and business effectiveness, of its domestic and international subsidiaries' operations.

        Therefore, effective as of December 1, 2004, Tulin Karabuk, who was our Chief Marketing Officer, was appointed as Business Line Coordinator responsible for domestic operations. Effective as of January 1, 2005, Ali Kesan was appointed as Chief Marketing Officer. In the new organization, our executive team structure will be composed of the Chief Officers of Turkcell and the Business Line Coordinators.

Biographies

  Board Members

        Mehmet Emin Karamehmet, age 61, was appointed as the Chairman of the Board of Directors on September 30, 1993. He is also the Chairman of the Board of Directors of Cukurova, BMC, Cukurova Havacilik, Cukurova Sanayi, Ompas Otomotiv and Banque de Commerce et de Placements S.A. and a

member of the Board of Directors of Cukurova Insaat Makinalari A.S. Mr. Karamehmet attended Dover College, England.

        Erdal Asim Durukan, age 48, was appointed as the Vice Chairman of the Board of Directors on August 19, 2004. Currently, the Head of TeliaSonera's companies and participations in Eurasia and Turkey, Mr. Durukan is also serving as the CEO of Fintur Holdings B.V. He started his career in Citibank (Sweden), following which he held various management positions at Ericsson (Sweden), Turkcell and Azercell. Erdal Asim Durukan is also the Honorary Consul of Kingdom of Sweden in the Republic of Azerbaijan since 1998. Mr. Durukan has majored in computer science in Stockholm University, Sweden.

        Osman Berkmen, age 62, was appointed as a member of the Board of Directors on October 15, 1993. He is the Chairman of the Board of Directors of Auer, Bilpa, Halk Yasam and Tifdruk. He is a member of the Board of Directors of Banque de Commerce et de Placements S.A., BMC, Comag, Cukurova Havacilik, Halk Sigorta, Netsel Turizm and Ompas Otomotiv. Mr. Berkmen received a degree in economics from Istanbul University.

        Kim Juhani Ignatius, age 48, was appointed as a member of the Turkcell Board of Directors on August 19, 2004. Since January 2003, he has held the position of Chief Financial Officer of the TeliaSonera Group, and since July 2004, he is also Executive Vice President of TeliaSonera AB. Having started his professional experience in 1979 in Fruehauf Corporation, he held various positions in Oy Hanke—Palsbo Ab, Amer Group Limited and Tamro Group between 1979 and 2000. Before joining the TeliaSonera Group he was the Executive Vice President, CFO of Sonera Corporation. Mr. Ignatius has majored in Economics in Helsinki School of Economics.

        Nazmi Tanju Turegun, age 59, was appointed as a member of the Turkcell Board of Directors on April 29, 2005. Turegun has been involved in several business activities related to the construction sector and foreign trade. Currently, Turegun is the Chief Executive Officer and a member of the Board of Directors of Kometika A.S., which operates in the cosmetics sector. After having graduated from Galatasaray High School, Turegun has majored in Faculty of Architecture in Turkey and City and Regional Planning in ULB Universite de Bruxelles.

        Yavuz Baylan, age 56, was appointed as a member of the Turkcell Board of Directors on April 29, 2005. Baylan worked as a Certified Financial Analyst in the Ministry of Finance and served as an auditor for several local and international companies. Baylan currently works as the Board Chairman, founding shareholder, and charter accountant in Baylan Bagimsiz Denetim. Mr. Baylan has majored in economics and law in Istanbul University.

        Mehmet Bulent Ergin, age 56, was appointed as a member of the Turkcell Board of Directors on April 29, 2005. After having taken responsibility in Hochtief AG—1 Bridge project and the Tekfen A.S.—Iraq-Turkey pipeline project, Ergin worked in various positions in Cukurova Group Companies. He held a managerial post in Cukurova Ithalat ve Ihracat T.A.S., served as Chief Executive Officer in OMPAS Otomotiv A.S., and as board member in Maysan A.S., and Baytur Trading S.A. Currently, Ergin is the Chairman of the Board of Directors of Denizcilik Nakliyati A.S., Show T.V., and Aksam Gazette. Mr. Ergin majored in Civil Engineering at Robert College.

  Executive Officers

        Muzaffer Akpinar, age 43, is our Chief Executive Officer. He joined us in January of 2002. He started his professional career at Penta Textile, a vertically integrated production and export company established in 1985, where he was one of the founders and managing directors. From 1994 to 2001, he worked as the CEO of KVK Mobil Telefon Hizmetleri A.S., which is one of the major importers and distributors of handsets and vendors of SIM cards in the Turkish telecommunications market. From 1993 to 2001, he also worked as the CEO of MV Holding A.S., which is one of our founding shareholders. Between June 2001 and January 2002, he was the General Manager of Fintur Technologies B.V. Mr. Akpinar received a double major degree in Economics and Business Administration from Bosphorus University.

        Ekrem Tokay, age 44, is our Chief Financial Officer. He joined us in 1995. From 1990 to 1995, he worked for Pepsi Cola International as Financial Controller. He worked from 1989 to 1990 for Arthur Andersen Consulting as a Finance Specialist. He started his career with Bekoteknik as an Accounting Supervisor in 1984 and continued in that position until 1988. He received a degree in management from Marmara University.

        Ayse Selen Kocabas, age 37, is our Chief Business Support Officer. She joined us in 2003. From 2000 to 2003 she worked for DanoneSa as an assistant General Manager responsible for Human Resources and Administration. Between 1995 and 2000 she worked for Marshall as Human Resources Coordination Chief. From 1993 to 1995 she worked for Arcelik as Human Resources Specialist. She has a degree in Economics from Istanbul University.

        Tulin Karabuk, age 40, is currently our Business Line Coordinator responsible for domestic operations. Prior to her appointment to her current position on December 1, 2004, she was Chief Marketing Officer. She joined us in 1998. From 1993 to August 1998, she was Sales and Marketing Manager for KVK Mobil Telefon Sistemleri Tic. A.S. She has a degree in business management from Bosphorus University.

        Ruhi Dogusoy, age 50, is our Chief Operating Officer. He joined us in October 1999. Prior to joining us, he worked as Vice President—Technical at Ericsson Turkey A.S. from 1989 to 1999. He has a degree in mechanical engineering from Middle East Technical University in Turkey.

        Ali Kesan, age 41, was appointed Chief Marketing Officer on January 1, 2005. Prior to this time, Mr. Kesan held several Sales and Marketing positions within the GSM sector since 1994. He started his career in May 1993 in the sales department of Procter & Gamble, prior to moving to the Telecommunication Sector in 1994. In October 1999, Mr. Kesan was appointed Chief Marketing Officer at Ericsson Telekomunikasyon A.S., and in October 2001 was appointed Chief Executive Officer of Sony Ericsson.

6B.    Compensation

        The compensation of the Board of Directors is resolved by the shareholders at general assemblies. The Board, upon the recommendation of the Corporate Governance Committee together with its own determinations, should decide on a proposal to the General Assembly whether Board members will be remunerated and if such is the case, the form and amount of compensation to be paid to the Board members.

        For the year ended December 31, 2004, we paid an aggregate of approximately $945,000 to our executive officers, including compensation for salary and bonuses. In 2004, we did not compensate board members for their services. Furthermore, we do not maintain any profit-sharing, pension or similar plans.

        We have Directors and Officers Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors' and officers' performance of their duties. The coverage amount is $40 million, and there are a number of insurers, each covering a different layer of the policy. The Directors and Officers Liability insurance is London based, but it is provided through two insurance companies in Turkey, Genel Sigorta A.S. and AIG Sigorta A.S. In 2003 we paid a premium amounting to $2.4 million, and in 2004 we paid a premium of $2.1 million. The policy will expire on August 16, 2005, and we will consider its renewal based on the terms and conditions offered.

6C.    Board Practices

        Under the Turkish Commercial Code and our Articles of Association, our Board of Directors is responsible for our management. The Articles of Association provide for a Board of Directors consisting of seven members. The members of our Board of Directors serve for terms of three years. None of the members of the Board of Directors have entered into a service agreement with us.

        For information on the period during which each director has served on the board, see "Item 6A. Directors and Senior Management."

        During 2004, we significantly enhanced our corporate governance. On November 24, 2004, our board of directors adopted Turkcell Corporate Governance Guidelines, the Audit Committee Charter, the Corporate Governance Charter and the Corporate Governance Secretariat Terms of Reference. The principal provisions of the guidelines include the following:

  •
  Main responsibilities of our board of directors in conducting our business have been defined;

  •
  The board of directors reviews and sets its size from time to time in line with its needs in overseeing our current and future operations. The Corporate Governance Committee and the board of directors also seek to ensure that members of the board of directors have appropriate characteristics, skills, and training, as well as sufficient time to devote to board activities.

  •
  The board of directors holds regular meetings and may schedule special meetings as necessary. The Chief Executive Officer seeks to ensure that board members receive necessary information prior to board meetings and that board members have access to our officers and employees.

  •
  With the assistance of the Corporate Governance Committee, the board of directors establishes performance criteria for itself, the Chief Executive Officer and the Chief Financial Officer. The board regularly evaluates its own performance and the performance of the Chief Executive Officer and Chief Financial Officer, each of whose remuneration is determined accordingly.

Committees of the Board of Directors

  The Audit Committee

        As per the amendments on the Communiqué on Independent Auditing in Capital Markets of Turkey promulgated in November 2002, each public company whose shares are traded on a stock exchange is required to establish an audit committee under the board of directors. The members of the audit committee must be appointed from among the members of the board of directors. There must be at least two members of the audit committee. Should the committee consist of two members, neither of the two appointed Directors shall be one of the following: general manager; a member in a direct executive position such as member of the executive board; or a board member holding a managing director position. If there are more than two members of the committee then a majority of the members should comply with such criteria. Prior to June 22, 2005, we complied with the audit committee requirements of the CMB which differ from those of the NYSE, including with respect to the independence of audit committee members. From the inception date of our audit committee until our general assembly on April 29, 2005, Mr. Esko Juhani Rytkonen and Mr. Osman Berkmen were our committee members. Following our General Assembly and with the election of new board members, we appointed Mr. Mehmet Bulent Ergin and Mr. Yavuz Baylan to the audit committee on May 25, 2005. On June 22, 2005, Mr. Mehmet Bulent Ergin stepped down from his position on the audit committee and Mr. Nazmi Tanju Turegun was appointed to the committee. Our Board of Directors have determined that Mr. Baylan and Mr. Turegun are deemed independent under the standards of the NYSE and the SEC. Mr. Baylan is the chairman of the committee. Per article 318 of the Turkish Commercial Code, the Board of Directors can form committees, as required, in order to control the maintenance of its affairs, arrange the subjects on which it shall be informed, submit reports regarding all the issues and arrangement of balance sheet, and to supervise the implementations of the decisions. As a consequence, parallel to the Swiss Code, committees in Turkish law merely have a "decision- shaping", rather than "decision-taking" role. Additionally, as per a decision of the Board of Directors, the responsibility of the audit committee members is also considered as a joint responsibility of all board members.

        The main duties of the Audit Committee include the following:

  •
  assisting the Board's oversight of the quality and integrity of our financial statements and related disclosure;

  •
  overseeing the implementation and efficiency of our accounting system;

  •
  pre-approving the appointment of and services to be provided by our independent auditors;

  •
  preparing and monitoring the agreement between us and the independent auditor and overseeing the performance and efficiency of our independent audit system and internal audit mechanisms; and

  •
  establishing procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting control systems or auditing matters and establishing procedures for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

        The Board should assess the independence and qualifications of the members of the Audit Committee, using outside counsel or consultants if desirable, to ensure that each qualifies for membership on the committee.

        Additionally, the audit committee members apply the provisions of the Code of Ethics which is integrated with the "Turkcell Common Values and Business Ethics" to specific situations reported by our CEO, Chief Financial Officer and other executive officers and financial officers. See "Item 16B. Code of Ethics."

  The Corporate Governance Committee

        The Corporate Governance Committee mainly assists the board of directors with the development and implementation of our corporate governance principles and presents to the board of directors remedial proposals to that end. It establishes a transparent system for the determination, evaluation and training of board member candidates. The Committee makes recommendations to the board of directors, where appropriate, regarding our compensation strategy both for the Board members and the Chief Executive Officer and Chief Financial Officer and the Chief Executive Officer and Chief Financial Officer succession plan. In the relations between the company and our shareholders, the Committee assists the Board. To that end, it oversees the investor relations activities.

        When the committee was first established, Mr. Osman Berkmen, Mr. Aimo Eloholma and Huseyin Murat Vargi were appointed as the members of the committee. Following the resignation of Mr. Aimo Eloholma from the Board of Directors, Mr. Esko Juhani Rytkonen was elected as a member to fill the vacancy. After our General Assembly held on April 29, 2005, Mr. Osman Berkmen and Mr. Nazmi Tanju Turegun were appointed as the members of the committee. On June 22, 2005, Mr. Nazmi Tanju Turegun stepped down from his position on the committee, and Mr. Mehmet Bulent Ergin was appointed. The Committee currently consists of the following members: Mr. Osman Berkmen and Mr. Mehmet Bulent Ergin. Mr. Berkmen is the chairman of the committee.

        The board of directors does not have a remuneration committee, however the Corporate Governance committee is allowed to give recommendations on remuneration, including the remuneration of our Chief Executive Officer, though in accordance with Turkish law, the committee does not have the power to set remuneration.

6D.    Employees

        From our formation in 1993, we have grown from approximately 90 employees to 2,441 employees as at December 31, 2004. As a result of an economic crisis in 2001, we applied some precautions in our human resources strategies. From 2005, due to our customer growth and the increasing need for competent employees, we plan to focus more on recruitment. The following table sets forth the number of employees by activity employed by us at December 31, 2002, 2003 and 2004.

	2002	2003	2004
Turkcell
Marketing and Sales	746	616	694
Finance	110	115	138
Operations	1,067	1,132	1,237
Business Support	203	231	241
CEO Office	37	54	29
International Investment Coordination	—	—	64	(2)
Local Investment Coordination	—	—	2	(3)
Turkcell Group Support	—	—	36	(4)

Subtotal	2,163	2,148	2,441
Subsidiaries
Kibris online	14	16	16
Kibris Telekom(1)	6	94	95
Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S.	1820	2,620	2,822
Corbuss	0	0	0
Turktell Bilisim Servisleri A.S.	10	14	9
Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S.	26	75	105
Bilisim ve Egitim Teknolojileri A.S./Iyi Eglenceler ve Turizm A.S.	0	28	1
Mapco Internet ve Iletisim Hizmetleri Pazarlama A.S.	37	67	77
Ukrainian subsidiaries/Limited Liability Company Astelit and CJSC Digital Cellular Communications(5)	—	—	950

Subtotal	1,913	2,914	4,075
Total	4,076	5,062	6,516

(1)
The increase in the number of employees in 2003 is due to the fact we had previously counted only Turkcell employees working at Kibris Telekom. Starting in 2003, we have counted all employees on Kibris Telekom's payroll.
(2)
International Investment Coordination has been established as of December 1, 2004, to make sure that the international Turkcell Group Companies/Investments are managed with an integrated manner in alliance with Turkcell's vision, strategy, business standards and ethics.
(3)
Local Investment Coordination has been established as of December 1, 2004, to make sure that the local Turkcell Group Companies are managed with an integrated manner in alliance with Turkcell's vision, strategy, business standards and ethics.
(4)
To increase our business effectiveness and our adaptation to change and by taking management excellence principles into consideration, Turkcell Group Support Divisions have been established as of December 1, 2004.
(5)
We have consolidated Limited Liability Company Astelit and CJSC Digital Cellular Communications since their acquisition on April 2, 2004.

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

        With regard to employee compensation and benefits, the major principles of our policy are to (i) preserve internal equity and external competitiveness; and (ii) reflect individual performance in compensation packages.

        Significant factors involved in the process of determining compensation and benefits for our employees are our grading structure (based on the Mercer IPE system), market movement data and individual performance. We make salary adjustments twice yearly. Principal factors in salary adjustments are market movements and economic indicators (e.g. the rate of inflation). We pay performance bonuses annually to all our employees in accordance with individual and company performance results. Our performance evaluation system evaluates the whole year performance of our employees through two primary activities: target setting and 360 degree evaluation. Benefits packages are designed in line with the local market practice and linked to grade bands/levels where the benefits package improves as the grade band/level increases.

        We also conduct the Turkcell Private Pension System (the "TPPS"), a project based on our "social responsibility objective" toward our employees. The TPPS is a voluntary pension system in which we and the employee make equal contributions. After a vesting period of three years, the employee gets ownership of the contribution we made. The TPPS covers all employees who have been working with us for a minimum of six months.

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

        We have created the Turkcell Academy Project with the aim of establishing a centralized academy in order to provide a center of development for employees of our group companies, our business partners, employees of Turkcell Extra shops and employees of dealers and suppliers. The 2005 academic calendar and the certificate programs of the Turkcell Academy have been determined and design of the certificate programs has been started.

        Our employees are not members of any union, and there is no collective bargaining agreement with our employees. We have not experienced any work stoppages.

6E.    Share Ownership

        The aggregate amount of shares owned by our board members and senior officers as of May 31, 2005, was 180,568,000, which amount is less than 1% of our outstanding shares. No individual board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.    Major Shareholders

        The following table sets forth our major shareholders' ordinary share ownership representing approximately 83.45% of our company's capital. The following information is as of June 20, 2005.

Name and Address of Owner	Nominal TRY Value of Shares Owned(1)	Percent of Class
Sonera Holding B.V.(2) P.O. Box 8675 NL-3009 AR Rotterdam The Netherlands	242,511,494.875	13.07%
Cukurova Holding A.S.(3) Buyukdere Cad. Yapi Kredi Plaza A Blok Kat: 15, 80620, Levent, Istanbul, Turkey	137,352,231.495	7.40%
Turkcell Holding A.S.(5) Buyukdere Cad. Yapi Kredi Plaza A Block Kat: 15 80620, Levent, Istanbul, Turkey	945,992,544.110	51.00%
Cukurova Investments N.V.(3) De Ruyterkade 62 Curacao, Netherlands Antilles	54,377,576.133	2.93%
Yapi ve Kredi Bankasi A.S.(4) Buyukdere Cad. Yapi Kredi Plaza D Blok 80620, Levent, Istanbul, Turkey	53,845,645.352	2.90%
Turkiye Genel Sigorta A.S.(3) Meclisi Mebusan Cad., No: 91 80040, Salipazari, Istanbul, Turkey	1,313,979.090	0.07%
Bilka Bilgi Kaynak Ve Iletisim San.ve Tic. A.S. Cumhuriyet Cad. No: 16 Kat: 2 Oda: 2 Sisli, Istanbul, Turkey	129,841.755	0.01%
M.V. Holding A.S.(6) K.V.K. Plaza Bayar Cad., Gulbahar Sok. No: 14 81090 Kozyatagi, Istanbul, Turkey	80,115,714.456	4.32%
M.V. Investments N.V.(6) Landhuis Jonnchi Kaya Richard J. Baujon ZN P.O. Box 837 Curacao Netherlands Antilles	32,456,250.220	1.75%
Shares Publicly Held	306,792,063.514	16.55%

(1)
On April 29, 2005, the General Assembly approved a revaluation of our ordinary shares from TL 1,000 to TRY 1. The revaluation resulted in the formation of fractional shares, which have not yet been merged into whole ordinary shares. Therefore, we give the nominal value of the ordinary shares owned rather than the units or fractional units thereof.
(2)
Controlled by TeliaSonera.
(3)
Controlled by Cukurova Group.

(4)
Legal ownership belongs to the Cukurova Group but all shareholder rights (except for the right to obtain dividend) belong to the Savings Deposit Insurance Fund of Turkey (the "SDIF") pursuant to the actions of the Banking Regulatory and Supervisory Agency a(the "BRSA") on June 18, 2002 when the BRSA transferred the management and supervision rights of Pamukbank T.A.S. to the SDIF.
(5)
Controlled by TeliaSonera (directly) and the Cukurova Group (directly).
(6)
Controlled by Murat Vargi.

        As of December 31, 2004, Turkcell had 30,955,788 ADRs outstanding held by 22 registered ADR holders. To the best of our knowledge, as of June 20, 2005, our Company shares having a nominal value of TRY 191,859,649.131 have been pledged by shareholders as security.

        Finansbank A.S. sold 737,319,678 registered shares (including the effect of bonus shares issued in 2004), each then having a nominal value of TL 1,000, owned by the Bilka Bilgi Kaynak ve Iletisim San. ve Tic. A.S. and pledged to Finansbank A.S. on the Istanbul Stock Exchange.

        The pledge established in favor of YKB over 1,035,135,417 registered shares owned MV Holding A.S. was cancelled on August 19, 2004.

        A pledge was established on August 19, 2004, in favor of the SDIF over 10,000,000,000 registered shares, each then having a nominal value of TL 1,000, owned by Cukurova Investments N.V. pursuant to the Share Pledge Agreement executed between the SDIF and Cukurova Investments N.V. on February 18, 2004.

        218,400,000 registered shares, each then having a nominal value of TL 1,000, owned by the Bilka Bilgi Kaynak ve Iletisim San. ve Tic. A.S. were transferred and delivered to the SDIF with reservation in accordance with Article 416/2 of the Turkish Commercial Code upon which, they became the property of the SDIF on September 21, 2004. Afterwards, the necessary procedures in order to sell on the Istanbul Stock Exchange 644,122,473 registered shares (including the aforementioned shares and 425,722,473 registered bonus shares issued in 2004), each then having a nominal value of TL 1,000, owned by the SDIF were completed and our board of directors took a resolution dated April 22, 2005 to endorse the said shares in blank and to offer them for circulation on the Istanbul Stock Exchange. SDIF has offered these shares for sale on the Istanbul Stock Exchange.

        Our Board of Directors approved a resolution dated September 21, 2004, that 2,527,814,013 registered shares, each then having a nominal value of TL 1,000, owned by Bilka Bilgi Kaynak ve Iletisim San. ve Tic. A.S. and pledged to YKB be endorsed in blank and offered for circulation on the Istanbul Stock Exchange for their sale in the Istanbul Stock Exchange within the framework of the authorization certificate of Beyoglu Bankruptcy Directorate dated July 8, 2004.

        Our Board of Directors approved a resolution dated April 21, 2004, to endorse 50% of the registered shares (5,000,000,000 registered shares, each then having a nominal value of TL 1,000) owned by MV Investments N.V. for their sale on the Istanbul Stock Exchange. After that resolution, bonus shares were issued due to capital increase and our Board of Directors approved a resolution dated October 2004 that the newly issued shares corresponding to the same shareholding of MV Investments N.V. (9,746,393,610 registered shares, each then having a nominal value of TL 1,000) be endorsed in blank and offered for circulation on the Istanbul Stock Exchange. Subsequently, 3,690,000,000 of these shares were sold.

        2,452,374,700 registered shares, each then having a nominal value of TL 1,000, owned by Cukurova Investments NV and pledged to the SDIF were transferred to JP Morgan Whitefriars Inc., and our Board of Directors approved such transfer by a resolution dated December 17, 2004. On January 14, 2005, our Board of Directors approved a resolution to endorse said shares in blank for their offering for circulation on the Istanbul Stock Exchange.

        The necessary procedures in order to sell on the Istanbul Stock Exchange 1,226,187,400 registered shares, each then having a nominal value of TL 1,000, owned by Cukurova Investments NV and pledged to the SDIF were completed and our Board of Directors approved a resolution dated January 14, 2005, to endorse the said shares in blank and to offer them for circulation on the Istanbul Stock Exchange.

        991,922,252 registered shares, each then having a nominal value of TL 1,000, owned by Cukurova Holding A.S. and pledged to the SDIF were transferred to Cukurova Investments N.V. and our Board of Directors approved such transfer by a resolution dated March 17, 2005. The sale of these shares was subsequently completed.

        The necessary procedures in order to sell on the Istanbul Stock Exchange 2,444,225,100 registered shares, each then having a nominal value of TL 1,000, owned by Cukurova Investments N.V. and pledged to the SDIF were completed and our Board of Directors approved a resolution dated March 17, 2005, to endorse the said shares in blank and to offer them for circulation on the Istanbul Stock Exchange.

        The necessary procedures in order to sell on the Istanbul Stock Exchange 24,361,922,000 registered shares, each then having a nominal value of TL 1,000, owned by Cukurova Investments N.V. and pledged to the SDIF were completed and our Board of Directors approved a resolution dated March 17, 2005 to endorse the said shares in blank and to offer them for circulation on the Istanbul Stock Exchange.

        Upon payment of the Cukurova Group in accordance with the provisions of the agreement with the SDIF and in accordance with our Board of Directors' resolution dated May 25, 2005, the pledge established in favor of SDIF over all the Turkcell shares owned by Cukurova Group (i.e. Cukurova Holding A.S. and Cukurova Investments N.V.) was removed from our share book.

        A pledge was established on June 8, 2005 in favor of Mogoton Finance Limited over 7,491,677,922 registered Company shares, each having a nominal value of TL 1,000 and owned by Cukurova Holding A.S. pursuant to the Share Pledge Agreement executed between Mogoton Finance Limited and Cukurova Holding A.S. on May 31, 2005.

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

Formation of Fintur

        In connection with the formation of Fintur in 2000, we contributed our entire 87.5% interest in Azertel, the company that holds a 64.3% interest in Azercell Telekom B.M., the Azeri GSM network operator. We also contributed our 99.9% ownership interest in Gurtel, the company that owns a 78% interest in Geocell, the Georgian GSM network operator, and a 100% interest in Digital Platform, our digital television distribution subsidiary through Gurtel. We also contributed our 51% interest in GSM Kazakhstan, the Kazakhstani GSM network operator. Our total investment in Fintur was recorded at approximately $90 million. We received 25% of the equity of Fintur in exchange for our investment.

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

        Fintur currently holds our entire interest in all of our international GSM investments other than our Ukraine and Northern Cyprus operations. Fintur may, in the future, hold other businesses in which we decide to invest with the other Fintur shareholders. The GSM operations of Fintur currently consist of the following directly or indirectly owned assets: a 51% interest in Azercell Telecom B.M. of Azerbaijan; an 83.2% interest in Geocell LLC of Georgia; a 51% interest in GSM Kazakhstan LLP of Kazakhstan; and a 100% interest in Moldcell S.A. of Moldova. Jointly these operators had approximately 3.9 million subscribers at the end of December 31, 2004. As of March 31, 2005, Fintur had 4.2 million subscribers. The total population of these countries is approximately 31 million, and currently the companies' networks cover a total population of approximately 24 million. The companies in Azerbaijan and Kazakhstan are market leaders in their respective markets, and Geocell of Georgia and Moldcell of Moldova are the second largest operators in their respective markets.

        In connection with the formation of Fintur, we entered into a shareholders agreement with the other Fintur shareholders. The Fintur shareholders agreement provides that the board of directors will consist of five members. Sonera is entitled to appoint three members and we are entitled to appoint two members. Important board decisions, such as approval of the annual budgets and business plans, establishment of or participation in new companies or acquisition, transfer or dissolution of subsidiaries or branches must be approved by at least four board members. Important shareholder decisions, such as amending the Articles of Association, increasing or decreasing the share capital, appointing or dismissing board members, approving dividend distributions, issuing securities, approving liquidation, merger or consolidation or appointing external auditors must be approved by those shareholders holding at least two-thirds of Fintur's share capital. The shareholders agreement also provides that the representation of Fintur on the board of directors of companies in which Fintur holds shares will be considered on a case by case basis. However, we and Sonera will also have the right to nominate an equal number of members to the boards of each company in which Fintur holds shares.

KVK Teknoloji Urunleri A.S. (KVK Teknoloji)

        KVK Teknoloji, incorporated on October 23, 2002, is one of our principal SIM card distributors. Approximately ninety percent of the share capital of KVK Teknoloji is owned by the Cukurova Group, one of our shareholders, Murat Vargi, a former director, and others. Our Chief Executive Officer, Muzaffer Akpinar, owns approximately ten percent. We started to work with KVK Teknoloji instead of KVK in the fourth quarter of 2002. Since all rights and obligations of KVK were transferred to KVK Teknoloji, we transferred all receivable and payables of KVK to KVK Teknoloji in January 2003. In addition to sales of SIM cards and scratch cards, we have entered into several agreements with KVK

Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji places advertisements for our services in newspapers. The objective of these agreements is to promote and increase handset sales with our prepaid and postpaid brand SIM cards, thereby supporting the protection of our market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total amount of advertisement benefit received, reflected in our market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation. The total amount of SIM card and scratch card sales to KVK Teknoloji in 2004 amounted to $292.5 million.

ADD Production Medya A.S. (ADD)

        ADD, a media planning and marketing company, is a Turkish company owned by one of our principal shareholders, Cukurova Group. We entered into a media purchasing agreement with ADD on January 23, 2002, which expired on December 31, 2002 and further extended to December 31, 2003. In 2004, the agreement was revised again with similar terms. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both our postpaid and prepaid brands. The contract prices were determined according to prevailing market prices for media purchasing. The total amount charged by ADD in 2004 amounted to $93.1 million.

Hobim Bilgi Islem Hizmetleri A.S. (Hobim)

        Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Cukurova Group. We have entered into invoice printing and archiving agreements with Hobim under which Hobim provides us with monthly invoice printing services and manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin. The total amount charged by Hobim related to these contracts in 2004 amounted to $9.5 million.

A-Tel Pazarlama ve Servis Hizmetleri A.S. (A-Tel)

        A-Tel is involved in the marketing, selling and distributing of our prepaid system. A-Tel is a 50-50 joint venture of Yapi ve Kredi and the Savings Deposit Insurance Fund ("SDIF"). A-Tel acts as our only dealer for Muhabbet Kart (a prepaid card), and receives dealer activation fees and SIM card subsidies for the sale of Muhabbet Kart. In addition to sales of SIM cards and scratch cards we have entered into several agreements with A-Tel for sales campaigns and for subscriber activations. The total amount of SIM card and scratch card sales to A-Tel in 2004 amounted to $215.3 million.

Asli Gazetecilik ve Matbaacilik A.S. (Asli Gazetecilik)

        Asli Gazetecilik, a media planning and marketing company, is a Turkish company owned by one of our principal shareholders, Cukurova Group. We received services from Asli Gazetecilik in 2003 related to making space and airtime reservations for advertisements on television stations. Also, under a framework agreement, we agreed with Asli Gazetecilik to render advertising services from July 1, 2002 until October 4, 2004. On May 30, 2004, we signed an "Amended Framework Agreement" with Asli Gazetecilik, extending the terms of the agreement until December 31, 2005 and providing for a total consideration of $25.0 million to be paid over the term of the agreement. As of December 31, 2004, we had paid $10 million and obtained respective advertising services amounting to $7.5 million in accordance with this agreement. Subsequent to December 31, 2004, we paid an additional $2.5 million and obtained respective advertising services amounting to $2.5 million in accordance with this agreement.

Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. (Superonline)

        Superonline is a Turkish company owned by one of our principal shareholders, Cukurova Group. We have entered into an agreement with Superonline to provide mutual services to each other. According to this agreement, Superonline provides us with dealer automation services, web hosting services, internet access services, high speed circuit switched data services, wireless application protocol services and unified messaging services. We provide space to Superonline on base station sites to install servers and equipments to increase the performance of Superonline's system infrastructure.

        Global has also agreed to provide call center services to Superonline to provide technical assistance to Superonline subscribers and to facilitate the subscription of new users. The price charged for this service is determined by service level, and computed by commission rates within one percent to eight percent. The total amount of call center services provided to Superonline in 2004 was $1.5 million.

Digital Platform Iletisim Hizmetleri A.S. (Digital Platform)

        Digital Platform, a direct-to-home digital broadcasting company under the Digiturk brand name, is a Turkish company owned by one of our principal shareholders, Cukurova Group. Digital Platform reacquired the broadcasting rights for the Turkish Super Football League until May 31, 2008, in a tender held on July 15, 2004. We have entered into several agreements with Digital Platform and ADD in order to benefit from the unique position of Digital Platform in Turkey, including a slow motion advertising agreement, relating to our ads shown on digital television screens during football games and related events. The contract prices were determined by the related media channels. Also, we have given advances and financial support to Digital Platform. As of December 31, 2004, we have an additional outstanding exposure of $25.1 million related with the corporate guarantees given to vendors of Digital Platform. We have also agreed with Digital Platform to sponsor some of the films broadcast on its pay-per-view channels. We make advance payments related to these sponsorships. We also had a rent agreement for the space occupied by Digital Platform in one of our leased buildings, an agreement related corporate group, SMS services that we offer to Digital Platform, and an agreement for call center services provided by Global. Prices for these contracts were determined based on prevailing market prices for these services. The total amount of call center services given to Digital Platform was approximately $6.7 million in 2004. The rent agreement between Digital Platform and us was bilaterally terminated on December 31, 2004.

Yapi Kredi Finansal Kiralama A.S. (Yapi Kredi Leasing)

        Yapi Kredi Leasing, an affiliate of Yapi ve Kredi Bankasi A.S., one of our shareholders, is a financial leasing company. We have entered into a finance lease agreement with Yapi Kredi Leasing for a building in Ankara for regional offices. The total purchase price of the building was $16.4 million and our outstanding lease obligation at December 31, 2004 was $4.2 million. On March 14, 2005, we agreed with Yapi Kredi Leasing upon early repayment and subsequently we repaid all of our obligation and acquired the building for its nominal purchase price. Total amount paid to Yapi Kredi Leasing related to these contracts in 2004 amounted to $4.1 million.

        In addition, we have entered into a finance agreement with Yapi Kredi Leasing for the headquarters building we have occupied since 1998. The purchase price of the building was $14.2 million. We purchased the building on May 17, 2002 for its nominal purchase price.

Pamuklease Pamuk Finansal Kiralama A.S. (Pamuk Leasing)

        Pamuk Leasing (formerly Interlease Inter Finansal Kiralama A.S.) is a Cukurova Group Company. We have entered into five lease agreements with Pamuk Leasing for our departments and regional offices in Istanbul, Ankara and Izmir. The total purchase price of the buildings was $32.7 million and our outstanding early lease obligation at December 31, 2004, was $4.2 million. On February 22, 2005, we agreed with Pamuklease to early extinguish our lease obligation and acquired the buildings for their nominal purchase price by paying the outstanding obligation. Total amount paid to Pamuk Leasing related to these contracts in 2004 amounted to $6.8 million.

Milleni.com GmbH (Milleni.com)

        Milleni.com, one of the active players in the international carrier market, was a subsidiary of Fintur's subsidiary in Germany prior to the Fintur restructuring in 2002, European Telecommunications Holding A.G. (ETH). Currently, Cukurova Group, one of our principal shareholders, owns Milleni.com. Milleni.com and we have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations. The prices per airtime are changed depending on the destination. The business relationship on interconnection between Milleni.com and us was bilaterally terminated as of June 21, 2004. On February 21, 2005, Bilisim Telekom and Milleni.com signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations. In 2004, the total amount charged by and charged to Milleni.com related to this agreement was $6.1 million and $4.5 million respectively.

Yapi ve Kredi Bankasi A.S. (Yapi ve Kredi)

        Yapi ve Kredi, one of the largest commercial banks in Turkey, is one of our shareholders. We entered into an agreement with Yapi ve Kredi providing for Yapi ve Kredi to issue a co-brand Turkcell credit card, which expired in 2003. We also use Yapi ve Kredi as one of our major collection channels for our postpaid subscribers. Total amounts collected via Yapi ve Kredi ATMs and branches in 2004 amounted to $335.8 million. Apart from the collection accounts, we also invest cash into time deposits and repo transactions, at Yapi Kredi, from which we earn interest income. Total amount of interest income earned from Yapi ve Kredi amounted to $46.0 million for the year ended December 31, 2004.

Geocell LTD (Geocell)

        Geocell, one of the cellular phone operators in Georgia, is a subsidiary of Fintur. On December 12, 2001, we signed an agreement for the sale of a set of renovated but usable GSM equipment to Geocell The objective of the agreement is to make use of certain GSM equipment the fixed assets that are no longer used in our network. The contract amount was $3.2 million, which would be payable within one year after the delivery of the goods. On April 11, 2002, we signed an addendum to the agreement dated December 12, 2001 with a contract amount of $2.5 million which would be also be payable within one year after the delivery of the goods stated in the addendum. The prices were determined following the examination of fair values of the equipment in consideration. The total GSM equipment sold to Geocell in 2004 amounted to $0.4 million.

Charges from Baytur

        The principal shareholder of Baytur, a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among us, Baytur and the land owner, which is a governmental organization, on October 19, 2004. The agreement amount is $39.7 million and the project is planned to be completed in 2008. In 2004, we paid $2.0 million to Baytur within the scope of this contract. Subsequent to December 31, 2004, we have paid $10.1 million to Baytur.

7C.    Interests of Experts and Counsel

        Not Applicable.

ITEM 8.    FINANCIAL INFORMATION

8A.    Consolidated Statements and Other Financial Information

        Audited consolidated financial statements as of December 31, 2003 and 2004, and for each of the years in the three year period ended December 31, 2004, are included at "Item 18. Financial Statements."

  Legal Proceedings

        We are involved in various claims and legal actions arising in the ordinary course of business described below.

  Settlement of Disputes on Ongoing License Fee

        We have settled each of the following five disputes relating to the ongoing license fee.

        A) Dispute on Ongoing License Fee on Value Added Taxes, Education Fund and Frequency Usage and Transmission Fees

        On an ongoing basis, we must pay 15% of our monthly gross revenues to the Turkish Treasury. The Turkish Ministry and the Turkish Treasury informed us that, in their view, our ongoing license fee should be calculated before deduction of VAT, the education fund and the frequency usage and transmission fees. We disagreed with the Turkish Treasury's position, and initiated an administrative suit at the Danistay and later an arbitration suit in the International Court of Arbitration of the International Chamber of Commerce (the "ICC") against the Turkish Ministry and the Turkish Treasury. On March 24, 2000, we paid to the Turkish Treasury a sum of TRY 33.3 million (equivalent to $57.2 million at March 24, 2000) for ongoing license fees on VAT including interest since April 1998, which excludes ongoing license fees on the education fund and the frequency usage and transmission fees.

        On December 24, 2004, we signed an overall settlement agreement (the "Turkish Treasury Settlement Agreement") with the Turkish Treasury to settle the dispute on the calculation and payment of our 15% ongoing license fees accumulated from April 1998 through May 2004 and to end several other related lawsuits. In accordance with the settlement agreement, we and the Turkish Treasury agreed that the education fund and the frequency usage and transmission fees are excluded in the calculation of gross revenues upon which the 15% ongoing license fee is calculated and all other disputed items are included in the calculation of gross revenues for the period between April 1998 and May 2004. Accordingly, we will continue to pay ongoing license fees on VAT, but education fund and frequency usage and transmission fees are not subject to ongoing license fees. In connection with the Turkish Treasury Settlement Agreement, we agreed to pay a total of TRY 866.5 million (equivalent to $645.6 million as of December 31, 2004) including TRY 596.7 million (equivalent to $444.6 million as of December 31, 2004) for principal and TRY 269.8 million (equivalent to $201.0 million as of December 31, 2004) for interest. As of December 31, 2004, we had paid TRY 600 million (equivalent to $447.1 million as of December 31, 2004) to the Turkish Treasury and completed all remaining payments by March 25, 2005. We and the Turkish Treasury have each made the necessary applications for termination of respective court cases. In accordance with the parties' claims, the mentioned lawsuits have been dissolved by the authorized courts' decisions.

        B) Dispute on Additional Ongoing License Fee on Value Added Services and Other Charges

        On November 2, 2000, we received a notice from the Turkish Ministry stating that certain value added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed us that the ongoing license fees for all such services would be retroactively recalculated from the date of our license agreement to be paid to the Turkish Treasury with interest. On December 22, 2000, we initiated a suit in the Turkish courts against the Turkish Ministry and the Turkish Treasury to enjoin the Turkish Ministry and the Turkish Treasury from charging us these fees. On June 11, 2002, we initiated an arbitration suit in the ICC against the Turkish Treasury and the Telecommunications Authority in connection with this dispute. On December 24, 2004, we settled this dispute pursuant to the terms of the Turkish Treasury Settlement Agreement. We and the Turkish Treasury have each made the necessary applications for termination of respective court cases. In accordance with the parties' claims, the mentioned lawsuits have been dissolved by the authorized courts' decisions.

        C) Dispute on Additional Ongoing License Fee on Special Transaction Tax and Stamp Duty

        We received a notice from the Turkish Treasury stating that a special transaction tax and stamp duty should be included in the determination of the ongoing license fees paid to the Turkish Treasury. Thereafter, we initiated a suit against the Turkish Treasury before the Administrative Court to obtain an injunction. We also initiated proceedings with the ICC in connection with this dispute. On December 24, 2004, we settled this dispute pursuant to the terms of the Turkish Treasury Settlement Agreement. We and the Turkish Treasury have each made the necessary applications for termination of respective court cases. In accordance with the parties' claims, the mentioned lawsuits have been dissolved by the authorized courts' decisions.

        D) Dispute on Additional Ongoing License Fee on Interconnection Revenues

        In December 2000, we informed the Turkish Treasury that we would no longer include our interconnection revenues in the determination of ongoing license fees paid to the Turkish Treasury as 15% of gross revenues. We obtained an injunction from the judicial court on November 2, 2001, allowing to compute gross revenues on which the ongoing license fees are computed without including interconnection revenues. We also initiated proceedings with the ICC in connection with this dispute. On December 24, 2004, we settled this dispute pursuant to the terms of the Turkish Treasury Settlement Agreement. We and the Turkish Treasury have each made the necessary applications for termination of respective court cases. In accordance with the parties' claims, the mentioned lawsuits have been dissolved by the authorized courts' decisions.

  E) Dispute on the Determination of Items of Gross Revenues

        On June 11, 2002, we initiated an arbitral proceeding before the ICC against the Turkish Treasury and the Telecommunications Authority to resolve the dispute in respect to the determination of the items to be taken into account in the calculation of gross revenues, which is the base for the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement.

        On December 24, 2004, this dispute was settled pursuant to the terms of the Turkish Treasury Settlement Agreement. We and the Turkish Treasury have each made the necessary applications for termination of the relevant court cases. In accordance with the parties' claims, the mentioned lawsuits have been dissolved by the authorized courts' decisions.

  Dispute on VAT on Ongoing License Fee

        On December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that we should pay VAT on the ongoing license fee paid to the Turkish Treasury. Accordingly, the Tax Office delivered to us a notice on January 31, 2002, asserting deficiencies in VAT declarations and requesting payments of approximately TRY 91.4 million (equivalent to $68.1 million as of December 31, 2004) for VAT, which would be offset by a VAT recoverable and would not result in a cash outflow from us and a total of approximately TRY 145.3 million (equivalent to $108.2 million at December 31, 2004) for penalty. We applied on March 1, 2003, to benefit from the Tax Amnesty Law entered into force in February 2003 for the amounts covering the period between April 1998 and November 2001. Our application was accepted and, accordingly, we received amnesty in respect to VAT on the ongoing license fee. We and the Tax Office agreed that we would make payments for the VAT amounts amounting to TRY 45.7 million (equivalent to $34.0 million as of December 31, 2004) covering the period between April 1998 and November 2001 in nine equal installments between March 31, 2003, and June 30, 2004. By completing the payments in 2003, we received a discount of TRY 4.6 million (equivalent to $3.4 million as of December 31, 2004).

        We have begun to make payments for VAT on ongoing license fee with reservation starting from June 2003 and also commenced a lawsuit against the Tax Office for the related period. On December 31, 2003, the Tax Court decided that we would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed this decision. Based on our management and legal counsel's opinion, we have not provided any accrual related with this dispute in our consolidated financial statements as of and for the year ended December 31, 2004.

  Settlement of the Infrastructure Usage Dispute

  A) Dispute on Turk Telekom Infrastructure

        On December 29, 2001, Turk Telekom notified us that it had issued a new regulation and increased prices related to infrastructure services that it renders to us and, requested TRY 9 million (equivalent to $6.7 million at December 31, 2004) including interest. We refused to make the payment and Turk Telekom deducted such amount from our receivables from Turk Telekom. We commenced a lawsuit against Turk Telekom before the Ankara First Commercial Court requesting an injunction, annulment of the regulation and collection of the deducted amount from our receivables.

        On October 13, 2004, we settled our infrastructure usage dispute with Turk Telekom through negotiation. We and Turk Telekom agreed on Turk Telekom's receivables with respect to the infrastructure usage dispute being TRY 102 million (equivalent to $76.0 million at December 31, 2004) including principal, interest and VAT; and our receivables with respect to the 15% fund payment being TRY 39.5 million (equivalent to $29.4 million at December 31, 2004). After netting such amounts, we agreed with Turk Telekom that we owed Turk Telekom TRY 62.5 million (equivalent to $46.6 million at December 31, 2004). As of December 31, 2004 and June 24, 2005, we paid TRY 22.3 million (equivalent to $16.6 million at December 31, 2004) and TRY 63.2 million (equivalent to $47.1 million at December 31, 2004) including interest, respectively. We have made the necessary applications for termination of the relevant court case. In accordance with Turkcell's claims, the mentioned lawsuits have been dissolved by the authorized courts' decisions.

        B) Dispute with Turk Telekom on Payments to the Turkish Treasury and Turkish Radio and Television Institution

        Turk Telekom notified us on February 14, 2000, that it was modifying the method by which it calculates the interconnection fee that it pays to us. Turk Telekom believes that it should be permitted to deduct from the revenues used to determine the interconnection fee the 15% fund payment that it pays to the Turkish Treasury and a 2.5% payment that it pays to Turkish Radio and Television

Institution (the "TRT"), which is a payment that Turk Telekom was required to make during 2000 only. Based on this position, Turk Telekom withheld TRY 6.6 million (equivalent to $4.9 million at December 31, 2004) from the amount it paid to us for interconnection for the first two months of 2000. On May 4, 2000, we commenced a first lawsuit against Turk Telekom to recover TRY 6.6 million.

        Turk Telekom subsequently notified us on October 16, 2000, that it was requesting payment for TRY 37.5 million (equivalent to $27.9 million at December 31, 2004) representing the amount Turk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. On October 31, 2000, we paid Turk Telekom a first installment of TRY 16.0 million (equivalent to $12.0 million at December 31, 2004) with a reservation. On November 10, 2000, we also filed a second lawsuit to recover TRY 16.0 million paid to Turk Telekom as the first installment.

        On January 24, 2002, the first lawsuit was finalized, and the final ruling was that Turk Telekom should be permitted to deduct from its revenues the 2.5% payment that it paid to the TRT but not the 15% fund payment that it pays to the Turkish Treasury. On March 13, 2002, we received approximately TRY 14.0 million (equivalent to $9.1 million at payment date and equivalent to $10.5 million at December 31, 2004) from Turk Telekom, which was related to TRY 6.6 million (equivalent to $4.9 million at December 31, 2004) withheld by Turk Telekom, plus interest. On November 25, 2004, the second lawsuit was also finalized in line with the first lawsuit.

        On October 13, 2004, we settled our dispute with Turk Telekom on payments to the Turkish Treasury and TRT through settlement agreement above mentioned in the dispute on Turk Telekom Infrastructure. We and Turk Telekom have each made necessary applications for termination of respective court cases.

  Dispute on Turk Telekom Interconnection Fee

        The Turkish Electrical Engineers' Society commenced a lawsuit against Turk Telekom claiming that our interconnection agreement with Turk Telekom violates public policy and the provisions of the Turkish Constitution relating to the protection of consumers and the prevention of monopolies and cartels. In October 2000, the court annulled Annex 1 A.1 of our interconnection agreement with Turk Telekom, which deals with call tariffs. Although we were not a party to the lawsuit, our interest has been affected by the decision. On November 20, 2000, we were informed of the court's decision and received notification from Turk Telekom that all interconnection fees since the acquisition of our license paid by us to Turk Telekom and by Turk Telekom to us must be the same to comply with the court's decision and should be retroactively calculated from the date of our license with interest. Turk Telekom made a first claim pertaining to the period extending from the date of our license up to October 2000, and a second up to January 2001. We initiated two separate lawsuits for each period to cancel Turk Telekom's request until we agree with Turk Telekom to replace the cancelled provisions of our interconnection agreement.

        On December 24, 2004, we signed a settlement agreement with Turk Telekom to settle our interconnection dispute regarding call termination pricing, for the period between April 1998 and September 2003. According to the settlement agreement, after netting the receivables, we committed to pay TRY 997.6 million (equivalent to $743.3 million as of December 31, 2004) after the deduction of Turk Telekom's collections through November 30, 2004. As of December 31, 2004, our remaining payable to Turk Telekom related to the payment plan of the settlement agreement was TRY 944.8 million (equivalent to $704.0 million as of December 31, 2004) and TRY 286.9 million (equivalent to $213.7 million as of December 31, 2004) of this amount is classified as long-term trade payables in our consolidated financial statements as of and for the year ended December 31, 2004. With respect to the settlement agreement, we and Turk Telekom have each made the necessary applications for termination of the respective court cases.

  Class Action Lawsuit

        On November 22, 2000, a class action lawsuit was initiated in the United States District Court for the Southern District of New York against us and other defendants. The complaint alleges that the prospectus issued in connection with our initial public offering in July 2000 contains false and misleading statements regarding our "churn rate" and omits material financial information. On February 6, 2004, we reached an agreement to settle this class action lawsuit. On April 19, 2004, a federal judge approved the settlement of the class action. Under the terms of this settlement, we made a $19.2 million payment to the plaintiffs and all claims against us were dismissed without admission of liability or wrongdoing.

  Dispute on Turk Telekom Transmission Lines Leases

        Effective from July 1, 2000, Turk Telekom annulled the discount of 60% that it provided to us based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. We filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30, 2001, we were notified that the appeals court upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, we paid and continue to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, we recorded an accrual amounting to TRY 3 million ($2.3 million as of December 31, 2004) for possible interest charges as of December 31, 2000. On May 9, 2002, Turk Telekom requested interest amounting to TRY 30.1 million (equivalent to $22.4 million as of December 31, 2004). We did not agree with the Turk Telekom's interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, we initiated a lawsuit against Turk Telekom on the legality of such interest. As of December 31, 2004, we recorded a provision of TRY 13.3 million (equivalent to $9.9 million as of December 31, 2004) because our management and legal counsel believe that this is the maximum potential liability in accordance with the relevant provisions of the Interconnection Agreement.

  Dispute on National Roaming Agreement

        During the third quarter of 2001, we were approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001, and asked the parties to reach a decision by November 15, 2001. As we believe that the Telecommunications Authority is not authorized to intervene in this issue and Is-Tim's proposal is unreasonable, economically not proportional and technically impossible, we obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in our favor on November 12, 2001. According to the Court's decision, the execution of a national roaming agreement between Is-Tim and us has been prevented. The Telecommunications Authority and Is-Tim have appealed the granting of the injunction and the appeals were disapproved.

        In addition, on November 26, 2001, we initiated an arbitration suit in the ICC against the Turkish Ministry and the Telecommunications Authority. On November 25, 2003, the ICC rendered a decision stating that the case is not under its jurisdiction. In January 2004, we appealed the decision before the Ankara 13th Court of First Instance. On April 6, 2004, the court dismissed the appeal. We have appealed this decision. Furthermore, we had previously initiated an action before the Ankara Ninth Administrative Court on November 13, 2001, to annul the above-mentioned proposed solution of the Telecommunications Authority. On April 18, 2002, the court decided that the issue is not under its jurisdiction and transferred the case to the Danistay. On September 13, 2003, the Danistay rejected our request of injunction.

        On March 8, 2002, the Telecommunications Authority issued a new regulation "Regulation on Principles and Procedures Relating to National Roaming Agreements" regarding procedures and policies related to a national roaming agreement. Two of the most important provisions of the new regulation are Provisional Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding. Article 17, which sets out penalties to be imposed on any party violating the provisions of the new regulation.

        In a letter dated March 14, 2002, the Telecommunications Authority subjected Is-Tim's request for national roaming to the conditions that it be reasonable, economically viable, and technically possible. Nevertheless the Telecommunications Authority declared that we are under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. On April 8, 2002, we obtained a precautionary injunction from the court against the application of the new regulation issued by the Telecommunications Authority requiring us to agree on national roaming within 30 days and providing for penalties in case we did not agree. We initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that we are not required to enter into an agreement within 30 days and that we are under no obligation to pay any penalties whatsoever if we do not agree within 30 days. While the ICC proceedings are being pursued we have initiated a lawsuit before the Danistay, concerning the annulment of these regulations. Based on the second request for the injunction of the decision, on May 12, 2005, we received a notification from the Danistay that the decisions and actions regarding the notification of the Telecommunications Authority dated March 14, 2002, have been halted until the case is finalized, but rejected our request for an injunction to cease application of the procedures and policies under the new regulation with respect to national roaming. On January 23, 2004, the ICC rendered a decision stating that the case is not under its jurisdiction. In March 2004, we appealed the decision before the Ankara 21st Court of First Instance. On December 14, 2004, the court rejected our request of annulment of the ICC's decision. We will appeal this decision.

        On June 9, 2003, the Turkish Competition Board (the "Competition Board") decided that we abused our dominant position by refusing to enter into a national roaming agreement with Is-Tim, and fined us approximately TRY 21.8 million (equivalent to $16.3 million at December 31, 2004). On June 7, 2004, the Competition Board's written decision was communicated to us. We initiated a lawsuit requesting the cancellation of the Competition Board's decision. On November 3, 2004, Danistay issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized. On December 10, 2004, the Tax Office requested approximately TRY 21.8 million (equivalent to $16.3 million at December 31, 2004) regarding the Competition Board's decision. On December 30, 2004, we initiated a lawsuit before the Administrative Court against the Tax Office and the Competition Board requesting injunction and cancellation of payment order. The court has sent the case to the Danistay. Based on our management and legal counsel's opinion, we have not recorded any accrual for the Competition Board's decision.

        The Telecommunications Authority decided that we have not complied with our responsibility under Turkish regulations to provide national roaming and fined us by approximately TRY 21.8 million (equivalent to $16.3 million at December 31, 2004). On April 7, 2004, we made the related payment. On May 27, 2004, we commenced a lawsuit against the Telecommunications Authority's decision. On December 1, 2004, the Danistay issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized, but rejected our request for an injunction to cease application of the procedures and policies under the new regulation with respect to national roaming. On January 3, 2005, Telecommunications Authority paid back TRY 21.8 million (equivalent to $16.3 million at December 31,

2004) with respect to the aforesaid injunction of Danistay. Telecommunications Authority appealed the Danistay's decision with respect to the injunction. The appeal has been rejected by General Assembly of Administrative Courts of Danistay. Based on our management and legal counsel's opinion, we recorded accrued income amounting to TRY 21.8 million (equivalent to $16.3 million at December 31, 2004) in our consolidated financial statements as of and for the year ended December 31, 2004.

        If we are forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on our investment in our GSM network, our financial position, results of operations and cash flows could be materially adversely affected.

  Investigation of the Turkish Competition Board

        The Competition Board commenced an investigation of business dealings between us and KVK Teknoloji, one of our principal SIM card distributors, in October 1999. The Competition Board decided that we disrupted the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, we were fined by approximately TRY 7 million (equivalent to $5.2 million as of December 31, 2004) and were enjoined to cease these infringements. The Competition Board's written decision was communicated to us on June 29, 2003, and we initiated a lawsuit before Danistay for the injunction and cancellation of the decision. Danistay dismissed the request for injunction and we appealed this decision. General Assembly of Administrative Courts of the Danistay dismissed the request for injunction. We have accrued TRY 7 million (equivalent to $5.2 million at December 31, 2004) on our consolidated financial statements as of December 31, 2004.

  Dispute on Collection of Frequency Usage Fees

        On May 21, 1998, we entered into a protocol with the Wireless Communications General Directorate (the "Directorate") regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of our GSM mobile phone network. Under this protocol, we are to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate's power, including all of its rights and obligations, was transferred to the Telecommunications Authority. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from our prepaid subscribers, we applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, we filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating us to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. On July 10, 2002, the court decided in favor of us. On March 31, 2003, the appeals court notified us that it had accepted the Telecommunications Authority's appeal and annulled the decision of the lower court. The lower court revised its decision in line with the appeals court's decision. On April 20, 2004, we paid TRY 145.6 million (equivalent to $108.5 million at December 31, 2004) for the frequency usage fees of 2002 including interest through that date with reservation. We are waiting for the final decision.

  New Action by Turk Telekom on Basic Unit Price

        In a case filed by Turk Telekom against the Telecommunications Authority, the Danistay granted an injunction limiting the applicability of the last paragraph of Article 13 of the License Agreement signed between the Telecommunications Authority and us. Article 13 regulates the base unit price, the minimum price charged by Turk Telekom to our subscribers for calls originating on fixed lines and terminating on our network. Pursuant to the injunction by the Danistay, Turk Telekom informed us that it will recalculate and make its monthly payments to us on an ongoing basis beginning from the January 2003 payment. We appealed the Danistay's decision with respect to the injunction received by

Turk Telekom. Our appeal was rejected by the General Assembly of Administrative Courts of the Danistay. In spite of the injunction obtained from Danistay, for the period between January—April 2003, Turk Telekom made respective payments with reservation. With respect to the settlement agreement signed with Turk Telekom, we have made the necessary applications for termination of respective court case.

  Investigation of the Telecommunications Authority on International Voice Traffic

        In May 2003, we were informed that the Telecommunications Authority had initiated an investigation against us claiming that we have violated Turkish laws by carrying some of our international voice traffic through an operator other than Turk Telekom. We are disputing whether Turk Telekom should be the sole carrier of international voice traffic. On March 5, 2004, the Telecommunications Authority fined us approximately TRY 31.7 million (equivalent to $23.6 million at December 31, 2004). On April 9, 2004, we made the respective payment. On June 2, 2004, we filed a lawsuit for the annulment of the decision of the Telecommunications Authority.

        On November 5, 2004, the Danistay issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized, but rejected our request for an injunction to cease application of related items of the Telecommunications Authority's regulation with respect to execution of administrative fines to operators. The Telecommunications Authority appealed this decision and the case is sent to the General Assembly of Administrative Courts of the Danistay.

        With respect to the Danistay's injunction on January 26, 2005, Telecommunications Authority paid TRY 18 million (equivalent to $13.4 million at December 31, 2004) back to us and the remaining balance amounting to TRY 13.7 million (equivalent to $10.2 million at December 31, 2004) was deducted from our payables. Telecommunications Authority appealed this decision. Based on our management and legal counsel's opinion, we have recorded an accrued income amounting to TRY 31.7 million (equivalent to $23.6 million at December 31, 2004) in our consolidated financial statements as of and for the year ended December 31, 2004.

  Dispute on Taxation on Investment Tax Credit

        On July 14, 2003, the Tax Office claimed that we should have paid withholding tax and fund on investment tax credit used for 1999. The notice stated that, based on calculation made by the Tax Office, we should pay TRY 1.8 million (equivalent to $1.3 million at December 31, 2004). The Tax Office also imposed a penalty fee of TRY 4.3 million (equivalent to $3.2 million at December 31, 2004). Our management decided not to pay such amounts and initiated a juridical process based on the decision of the general counsel of Danistay in relation with withholding tax and fund on investment tax credit for 1999. On September 10, 2003, we initiated a lawsuit in the tax court related with this dispute. On May 12, 2004, the Tax court decided in favor of us. The Tax office appealed this decision. The case is still pending. Our management and legal counsel believe that we will prevail in this matter.

  Investigation of the Telecommunications Authority on Frequency Fee Payments

        On October 23, 2003, the Telecommunications Authority fined us, claiming that we have made inadequate annual frequency usage fee payments. The Telecommunications Authority requested TRY 16 million (equivalent to $11.9 million as of December 31, 2004) for principal, an interest charge of TRY 10.8 million (equivalent to $8.0 million as of December 31, 2004) and a penalty of TRY 63.4 million (equivalent to $47.3 million as of December 31, 2004). Our management and legal counsel believe that the Telecommunications Authority's decision is due to a misinterpretation of the applicable regulations. On February 20, 2004, we initiated the legal proceedings for the annulment of the decision. The court rejected our request for injunction for annulment of Telecommunications Authority's decision. The case was transferred to upper court. Our request for injunction was also rejected by the upper court. On April 16, 2004, we paid TRY 103.7 million (equivalent to $77.3 million as of December 31, 2004) including interest through that date regarding the Telecommunications Authority's claim. The case is still pending, and we are still waiting for the final decision.

  Dispute on Special Transaction Taxation Regarding Prepaid Card Sales

        On September 18, 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June—December 2002, we calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to us a notice, asserting deficiencies in special transaction tax declarations and requesting a special transaction tax payment amounting to TRY 7 million (equivalent to $5.2 million at December 31, 2004) and a tax penalty of TRY 9.9 million (equivalent to $7.4 million at December 31, 2004). On November 20, 2003, we initiated a lawsuit in the tax court related with this dispute. On May 31, 2004, the tax court decided in favor of us. The Tax Office has appealed this decision. The case is still pending. Our management and legal counsel believe that we will prevail in this matter.

        Disputes on annulment of fixed odd betting tender related to establishment and operation of risk management center head agency

        Reklam Departmani Basin Yayin Proje Yapim Danismanlik ve Ticaret Limited Sirketi ("Reklam Departmani") commenced a lawsuit against the Spor Toto Teskilat Mudurlugu in the Ankara Fourth Administrative Court. In the lawsuit, Reklam Departmani claimed the annulment of fixed odd betting tender related to the establishment and operation of risk management center and acting as head agency. We are not a party to the lawsuit, but Inteltek's operations may be affected by the court's decision. Accordingly, we joined the case. On February 21, 2005, Ankara Fourth Administrative Court rejected the case. Reklam Departmani has appealed the case. Our management and legal counsel believe that we will prevail in this matter. Accordingly, we have not provided any accruals with respect to this matter in our consolidated financial statements as of December 31, 2004.

        With respect to the same tender, Gtech Avrasya Teknik Hizmet ve Musavirlik AS ("Gtech") commenced a lawsuit against the Public Tender Authority and Genclik ve Spor Genel Mudurlugu in the Ankara Fourth Administrative Court. We are not a party to the lawsuit but Inteltek's operations may be affected by the court's decision. Accordingly, we joined the case. On February 21, 2005, Ankara Fourth Administrative Court rejected the case. Gtech has appealed the case. Our management and legal counsel believe that we will prevail in this matter. Accordingly, we have not provided any accruals with respect to this matter in our consolidated financial statements as of December 31, 2004.

Dividend Policy

        Prior to the dividend declared with respect to 2003, we had not paid any dividends to our shareholders. We intend to pay dividends and to retain substantially all our cash from operations to fund our capital and other expenditures and to settle our projected liabilities as they fall due. We do not intend to pay interim dividends.

        In 2004, we distributed a dividend of TRY 236.3 million from our 2003 distributable income to our shareholders. The dividend was in the form of a 50% cash dividend and a 50% bonus share distribution. The stock dividend was distributed on June 21, 2004 by adding TRY 118.2 million of the total dividend to our paid-in capital, which corresponded to a 6.37% share dividend per share then having a nominal value of TL 1,000. The rest of the dividend, TRY 118.2 million, was distributed to our shareholders in cash on July 30, 2004. As all of this amount was generated with investment incentives utilized within the scope of the investments made before April 24, 2003, it was not subject to withholding tax and has been distributed equally to shareholders. The cash dividend amounted to TRY 0.0000637 per ordinary share. Dividends per share for the year ending December 31, 2003 is computed over 1,854,887,341,000 shares in order to reflect the effect of certain stock splits as explained in note 23 to the consolidated financial statements. See "Item 18. Financial Statements—Notes to Consolidated Financial Statements."

        Subsequently on June 23, 2004, our Board of Directors resolved to add the capital inflation adjustment difference of TRY 856.5 million to the capital and distribute the bonus shares to be issued accordingly. As a result, together with the foregoing bonus dividend distribution corresponding to 6.37% bonus share dividend per share, a total bonus share distribution of 52.5% per share then having a nominal value of TL 1,000 was distributed to our shareholders.

        The distribution of the cash dividend portion of our dividend distribution began on June 21, 2004 and the stock dividend distribution began on July 30, 2004. As per the resolutions passed at the General Assembly on April 29, 2005, our registered capital ceiling was raised from TL 1,500,000 billion (equivalent of TRY 1,500 million) to TRY 2,200 million and article 6 of our articles of association titled "Company Capital" was amended accordingly.

        We have adopted a dividend policy, which is set out in our Corporate Governance Guidelines. As adopted, our general dividend policy is to pay dividends to shareholders with due regard to trends in our operating performance, financial condition and other factors. The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of our distributable net profits for each fiscal year, starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to our cash flow requirements, compliance with Turkish law and the approval of, or amendment by, the Board of Directors and the General Assembly of Shareholders.

        On April 29, 2005, during the Annual General Assembly, our shareholders approved a proposal to distribute all of our distributable income for the year ending December 31, 2004. The dividend will be in the form of 50% cash and 50% bonus shares. The net distributable income, after deducting legal reserves, amounts to TRY 500.3 million (equivalent to $372.7 million at December 31, 2004). Accordingly, the cash dividend of TRY 250.1 million (equivalent to $186.4 million at December 31, 2004) is being distributed to shareholders, representing a cash dividend of TRY 0.000134848 (equivalent to $0.000100475 at December 31, 2004) per ordinary share and approximately TRY 0.337 (equivalent to $0.251 at December 31, 2004) per American Depositary Receipt (ADR). The cash dividend payment to shareholders commenced on May 17, 2005 and bonus share certificates commenced on May 31, 2005.

        On April 29, 2005, our Board of Directors also approved that our issued capital would be increased to TRY 1,854.9 million (equivalent to $1,353.3 million at December 31, 2004) from TRY 1,474.6 million (equivalent to $1,075.9 million at December 31, 2004) by adding such bonus shares amounting TRY 234.1 millions (equivalent to $170.8 million at December 31, 2004) and the capital inflation adjustment amounting to TRY 146.2 million. We are currently in the process of merging our ordinary shares by taking 1,000 existing ordinary shares, each having a nominal value of 0.001 TRY into 1 ordinary share having a nominal value of TRY 1. On May 23, 2005, the bonus share certificates were registered by the Turkish Capital Markets Board and the Istanbul Stock Exchange.

        In accordance with Turkish law, the distribution of profits and the payment of an annual dividend in respect of the preceding financial year is subject to a recommendation which may be made by the Board of Directors each year for approval by the shareholders at the annual general assembly. The Board may decide whether or not to recommend a distribution of profits together with the amount of dividend and the shareholders, through the general assembly, accept or reject such proposal, if any. Dividends are payable on a date proposed by the Board of Directors and determined at the general assembly of shareholders, which date, under the Capital Markets Board requirements, must be earlier than the end of the fifth month following the end of the preceding financial year. However, the CMB is authorized to designate another deadline for distribution of dividends in any given year.

        Annual profits are calculated and distributed in accordance with our articles of association after deduction from our annual revenues of all expenses, depreciation, taxes, required reserves and any losses from the previous years.

        As per CMB regulations, dividend distributions of publicly held companies for the accounting period ended on December 31, 2004 are regulated as follows:

        From the distributable net dividend calculated as per the CMB's regulations, the entire amount calculated according to the CMB regulations regarding the requirement of minimum dividend distribution shall be distributed in the event such amount can be covered by the distributable net dividend in the statutory records. In the event the entire amount cannot be covered by the distributable net dividend in the statutory records, the total distributable net dividend in the statutory records shall be distributed. In the event there is net loss in the financial statements prepared as per the CMB regulations or statutory records, there shall be no dividend distribution.

        For the year ended on December 31, 2004, taxes and reserves on 2004 profit were computed based on the statutory financial statements prepared in accordance with Turkish tax laws which may differ significantly from our US GAAP accounts.

        The CMB determined that starting with the accounting period ended December 31, 2004, the minimum dividend distribution should be 30%. This distribution can be in cash or in the form of bonus share distribution provided that it will not be less than 30% of the distributable dividend or both in cash and in the form of bonus share distribution according to the general assembly resolutions of the companies.

        To the extent we declare dividends in the future, we will pay those dividends in New Turkish Lira. In the case of ordinary shares held in the form of ADSs, dividends will be converted into US dollars by the depositary for the ADSs, to the extent it can do so on a reasonable basis, and will be distributed to the holders of the ADSs. Because exchange rates between the New Turkish Lira and the US dollar fluctuate continuously, a holder of ADSs will be subject to currency fluctuation generally, but particularly between the date on which dividends are declared and the date dividends are paid. Under current Turkish regulations, dividends or other distributions paid in respect of the ordinary shares or ADSs generally will be subject to withholding taxes. See "Item 10E. Taxation."

        In addition, we have adopted a dividend policy, which is set out in our Corporate Governance Guidelines. According to our general dividend policy, we will pay dividends to our shareholders with due regard to trends in our operating performance, financial condition and other factors. It is intended that the level of the dividend payment will not be less than 50% of our distributable net profit determined for each fiscal year starting from the profits of 2004 fiscal year subject to our cash flow requirements, amendments by and approval of the Board of Directors and General Assembly and the relevant provisions of Turkish law.

8B.    Significant Changes

        Not applicable.

ITEM 9.    THE OFFER AND LISTING

9A.    Offer and Listing Details

        Our capital consists of ordinary shares. As per an amendment in the Capital Markets Law of Turkey and a new communiqué issued by the CMB of Turkey we expect that our shares listed on the Istanbul Stock Exchange will be dematerialized by the end of 2005. The exact commencement date and procedures for dematerialization have not been disclosed by the CMB yet. Delivery of existing share certificates to the Central Registry Agency ("CRA") and completion of the dematerialization is required by December 31, 2007. Share certificates that are not delivered by that date will not be traded in the Istanbul Stock Exchange. We have adopted share dematerialization by a Board resolution.

        As of January 1, 2005, the Republic of Turkey adopted the New Turkish Lira (TRY). One (1) New Turkish Lira is equal to 1,000,000 Turkish Lira. 2005 is the transition period during which both TRY and TL are freely used. However, as of the beginning of 2006, TRY will be the only legal currency in Turkey. In order to comply with this new legal and economic environment, it was decided at our Annual General Assembly held on April 29, 2005, to amend the nominal value of our ordinary shares and define our ordinary shares in TRY by amending Article 6 of our Articles of Association. Upon such amendment, the nominal value of one Company ordinary share, which was previously TL1,000, became TRY1, which is also equal to 1 unit on the Istanbul Stock Exchange.

        American Depositary Shares, or ADS's, are traded on the New York Stock Exchange under the symbol "TKC", and currently two ADS's represent five of our ordinary shares. Our ordinary shares are traded on the Istanbul Stock Exchange under the symbol "TCELL." The ADS's are evidenced by American Depositary Receipts, or ADRs, issued by Morgan Guaranty Trust Company of New York, as Depositary under a Deposit Agreement, executed in July 2000, among us, Morgan Guaranty Trust Company of New York and registered holders from time to time of ADRs. ADRs were first issued in July 2000. In September 2001, we modified the ratio of our ordinary shares per American Depositary Share from 250 ordinary shares per ADS to 2,500 ordinary shares per ADS, which had the effect of multiplying the closing price of our ADRs by ten. On April 29, 2005, we modified the ratio of our ordinary shares per American Depositary Share from 2,500 ordinary shares per ADS to a new ratio of two ADS's to five tradable shares in connection with the redenomination of the Turkish Lira and the change of the nominal value of the Turkcell ordinary share.

        The table below sets forth, for the periods indicated, the reported high and low closing quotations (as extracted from Bloomberg) on the New York Stock Exchange and Istanbul Stock Exchange.

	New York Stock Exchange ($ per ADS)(2)		Istanbul Stock Exchange (TRY per Ordinary Share)
	High	Low	High	Low
Annual information for the past five years(1)
2004	14.39	6.42	7.47	3.59
2003	7.16	2.94	3.91	2.08
2002	6.00	2.72	3.50	1.62
2001	23.76	1.75	3.66	0.97
2000	44.00	14.56	6.60	2.20
Quarterly information for the past two years 2004
First Quarter	9.70	6.66	5.18	3.59
Second Quarter	9.97	6.42	5.20	4.02
Third Quarter	9.30	6.96	5.57	4.05
Fourth Quarter	14.39	9.26	7.47	5.29
2003
First Quarter	4.60	2.94	3.10	2.08
Second Quarter	4.58	3.54	2.61	2.16
Third Quarter	5.10	4.11	2.86	2.24
Fourth Quarter	7.16	4.72	3.91	2.63
Monthly information for most recent six months(3)
January	15.68	13.36	8.59	7.43
February	14.64	13.21	7.79	7.16
March	14.80	12.16	7.75	6.40
April	13.75	12.12	7.47	6.40
May	13.36	12.35	7.27	6.72
June (as of June 13, 2005)	12.98	12.32	6.95	6.55

(1)
Share price information is reported since our initial public offering in July 2000.

(2)
Share prices have been revised to reflect the ADR ratio change for our American Depositary Receipt (ADR) program, which became effective on April 29, 2005. In connection with the redenomination of the Turkish Lira and the change of the nominal value of the Turkcell ordinary share, the Turkcell ADR ratio was changed from the existing ratio of one (1) ADS to two thousand five hundred (2,500) ordinary shares to a new ratio of two (2) ADS's to five (5) tradable shares.

(3)
Through June 13, 2005.

        Fluctuations in the exchange rate between the Turkish Lira and the US dollar will affect any comparisons of ordinary share prices and ADS prices.

        On June 13, 2005, the closing price per ordinary share on the Istanbul Stock Exchange was TRY 6.75 and per ADS on the NYSE was $12.68.

        The Depositary confirmed that we had 30,955,788 ADRs outstanding as of the close of business December 31, 2004. We had 42,304,522 ADRs outstanding as of the close of business May 31, 2005.

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

Board Members

  General

        The Board of Directors is comprised of seven members elected by the general assembly, all of whom must be individuals under Turkish law. An increase in the number of members of the Board of Directors must be approved by the general assembly. Directors are required to be shareholders of the Company unless they are representatives of legal entity shareholders. Shareholders that are legal entities cannot be elected as directors and can only nominate their representatives for election to the Board of Directors. Currently all of the directors on our Board are either representatives of shareholders that are legal entities or shareholders themselves. The Turkish Commercial Code, or the TCC, does not require a board member to be a Turkish citizen. There is no minimum age for the directors, provided that a board member has reached the age of majority, 18, and there is no mandatory retirement age under applicable law.

  Board Members' Interest

        The TCC forbids a board member to enter into a transaction with us in any area relating to our business either on the board member's own behalf or on behalf of someone else, thus preventing the abuse of duty by board members and protecting our interests (TCC Article 334). Our general assembly may, however, authorize our board members to enter into these types of transactions through a specific provision in our articles of association, or our general assembly may grant such a right on a yearly basis. On April 29, 2005, such authorization was granted by our general assembly.

        Board members cannot participate in board meetings in which a matter related to themselves or their relatives is discussed (TCC Article 332). If any item of an agenda is related to one of the board members, the board member concerned should inform the board of this and request the situation be recorded in the minutes of the meeting. Interested board members cannot participate in and sign such resolutions. If we suffer any loss because of a board member's failure to raise such an issue, the board member shall be held liable to compensate us for the loss incurred due to such matter related to her/him or her/his relatives.

        Under TCC Article 335, board members are barred from participating in similar commercial activities outside our company. Board members cannot become shareholders with unlimited liability in or become board members of companies active in similar types of business. Our general assembly may, however, authorize our board members to enter into these types of transactions through a specific provision in our articles of association or our general assembly may grant such a right on a yearly basis. On April 18, 2003, such approval was given by our general assembly.

  Compensation

        Any compensation payable to board members shall be determined by our general assembly. The Board of Directors has no authority to determine compensation. On April 29, 2005, the general assembly decided not to compensate our board members.

  Borrowing Power

        So far as the relevant provisions of Turkish law allow, the board members can exercise our powers to (i) borrow money; or (ii) give any form of guarantee or obligation relating to us or any third party. Under our Articles of Association, our board of directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the Capital Markets Board, or CMB, for each type of instruments. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly.

Capital Structure

  General

        Our board of directors has adopted the authorized share capital system which, under Turkish law, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our board and without need for further shareholder approval.

  Preemption Rights

        We may increase our capital only through the issuance of new shares, and such issuances may come in the form of a rights offering or a bonus issue. Under Turkish law, existing shareholders are entitled to subscribe for new shares, also known as preemption rights, in proportion to their respective shareholdings each time we undertake a capital increase. Our board of directors will generally recommend that new shares be issued at prices equal to their nominal value, which entitles the existing shareholders to subscribe for shares at a significant discount from their current market price. The exercise of preemption rights by shareholders must be made within a subscription period which we announce, which may not be less than 15 days nor more than 60 days after the issuance of the preemption rights circular. Shareholders who do not wish to subscribe for new shares may sell their rights on the Istanbul Stock Exchange, or the ISE. Any shares not subscribed for by the existing shareholders or purchasers of the rights coupons are sold on the ISE at the current market price. Any differences between the rights issue price and the price realized for the shares on the ISE would accrue to our surplus account. Preemption rights of shareholders related to a rights offering may be restricted wholly or in part either by an affirmative vote of the holders of a majority of the outstanding shares at an ordinary or extraordinary general assembly or a resolution adopted by the board of directors to such effect, provided that such authority is conferred upon the board of directors. CMB rules stipulate that such authority may be conferred upon the board of directors of companies that have received permission from the CMB to adopt the authorized capital system. By the amendment to the articles of association, we have conferred such authority on our board of directors. The CMB further requires that the right of the board of directors to restrict the preemption rights of shareholders applies equally with respect to all shareholders. Under Turkish law, bonus issues may be undertaken in order to convert all or a portion of the revaluation fund and reserves of a company into share capital.

  Dividend Distribution and Allocation of Profits

        Our Board of Directors recommends annual dividends, which then must be approved by our shareholders at their annual general assembly. Dividends are payable on a date determined at the annual general meeting upon the proposal of our Board. Under current rules, the Board of Directors may decide whether or not to recommend a distribution of dividends and our shareholders at our annual general meeting may decide whether or not to distribute dividends in any year. Under the current CMB rules, the ratio of the first dividend must be specified in the articles of association but starting with the accounting period ended December 31, 2004 the minimum dividend should be 30% of the net profit remaining after deduction of statutory reserve fund, taxes, funds, financial payments, and losses accrued from preceding years, if any, from the profit of such fiscal period. As per CMB rules, dividends may be distributed to shareholders in cash or bonus shares or, upon the general assembly's decision, may be retained by the company. The CMB is entitled to request a publicly held company to distribute its dividends in cash, provided that such request is served before the agenda of the general assembly meeting is published. Under the CMB rules, if a public company decides not to distribute the first dividend, the corresponding amount shall be set aside as a special reserve. Accordingly, we may freely determine the amount of dividends to be distributed, subject to the requirements of our articles, the CMB and the Turkish Commercial Code.

        Any distribution must be completed by the end of the fifth month following the fiscal year, unless decided otherwise by the Capital Markets Board. Dividends are payable in cash or by transfer to an account of the shareholder with a bank in Turkey against delivery to our office in Turkey of the relevant dividend coupon attached to the share certificate representing the relevant shares. If dividends are distributed in the form of bonus shares by means of a bonus issue, certificates representing the bonus shares shall be physically delivered to shareholders no later than five months after the end of the fiscal year, unless decided otherwise by the Capital Markets Board. Entitlement of shareholders to dividends remains in effect for a period of five years following the date of the general assembly approving such distribution, after which time they are transferred to the Turkish government.

        Part of our remaining net profit may be distributed to our shareholders as a second dividend or retained by us as retained earnings, all at the discretion of our general assembly. As per our articles of association and the TCC, we deduct 10% from the amount of any distributions made as a second dividend and add it to a contingency reserve fund.

        For further details regarding our dividend policy see "Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy."

  Voting Rights

        Shareholders are entitled to one vote per share on all matters submitted to a vote of our shareholders.

        In 2003, the CMB published a "Communiqué on Principles of Cumulative Voting in the General Assemblies of Joint Stock Companies Subject to the Capital Markets Law" to govern principles and procedures regarding cumulative voting methods in publicly held companies. The cumulative voting designed thereby enables minority shareholders to elect representatives to the company's board of directors and board of auditors. Each shareholder receives a number of votes equal to the number of voting shares he possesses multiplied by the number of seats to be elected in the board of directors or board of auditors. The shareholders may choose to concentrate their votes for one candidate or to divide their votes between or among a number of candidates. The number of cumulative votes shall be calculated separately for the board of directors and the board of auditors. Implementation of the cumulative voting method is optional, but requires that the articles of association of the company include provisions for it. Our articles of association do not currently provide for cumulative voting.

  Transfer of Shares

        Subject to the limitations described below, shares may be sold and transferred by endorsement and delivery. In practice, shares in registered form traded on the ISE are represented by the share certificates endorsed in blank, enabling such shares to be transferred as if they were in bearer form. As per the amendment in the Capital Markets Law and a new communiqué issued by the Capital Markets Board in this respect, our Company's shares listed at the Istanbul Stock Exchange are expected to be dematerialized during 2005; however, the exact commencement date and procedures for dematerialization have not been disclosed by the CMB yet. After the commencement date the existing share certificates will be required to be delivered to the Central Registry Agency ("CRA") and the dematerialization is required to be completed by 31 December 2007. Those share certificates that are not delivered by such date will not be traded in the Istanbul Stock Exchange.

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

        Under Turkish law, in the event that one of our shareholders transfers shares to any other shareholder or to any other third party investor, either foreign or local, the Foreign Investment General Directorate ("FIGD") must be notified within one month of the transfer of shares.

        Under the Amending Law, all authorities of the Ministry of Transportation relating to concession or license agreements or general permissions were transferred to the Telecommunications Authority. Furthermore, under the Authorization Regulation Regarding Telecommunication Services and Infrastructure Regulation, the Telecommunications Authority must be notified in case of any share transfers within one month of the transfer of shares at the latest and in the event that the share transfer results in change in control, the Telecommunications Authority must approve such transfer of our shares by any of our shareholders.

        Under our articles of association, the board of directors is entitled to restrict the transfer of shares to foreigners in order to comply with the Turkish shareholding requirements under Turkish law.

  Disclosure of Beneficial Interests in the Shares

        We are required by the CMB to supply it with any information which it requires regarding the sale of our securities to the public. We are required to inform the ISE and the CMB of changes in the holdings of any shareholder who owns 5%, 10%, 15%, 20%, 25%, 33.3%, 50%, 66.7%, 75% or more of our shares or voting rights, or who falls below such thresholds, and of changes in our own shareholding in any other company in which we own at least 10% of the issued share capital or voting rights. Furthermore, the chairman of our board and each board member, general manager and assistant general manager and any other authorized person and shareholder that owns at least 5% of the issued share capital or voting rights, or any person acting together with these persons, is required to notify the CMB and the ISE of their transactions in our shares.

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

        In addition, in the event any party or parties acting together acquire, directly or indirectly, 25% or more of our capital, voting rights or management control, such party or parties are required to make an offer to the other shareholders to buy their shares. Furthermore, if a party or parties acting together owns between 25% and 50% of the capital or, our voting rights and if they increase such ratio by 10% or more in any given 12-month period, such party or parties are required to make an offer to the other shareholders to purchase their shares. The CMB may grant an exemption to the above-mentioned requirement to make an offer to the shareholders.

  Protection of Minority Shareholders

        Under Turkish securities law, minority shareholders, defined as those who hold 5% or more of our share capital, have the right, among other things, to request our board of directors:

  •
  to invite the shareholders to an extraordinary general assembly;

  •
  to request that a matter be included on the agenda at both ordinary and extraordinary general assembly;

  •
  to request the appointment of special statutory auditors; and

  •
  to require that the company take action against board members who have violated the Turkish Commercial Code or the articles of association of a company or who have otherwise failed to perform their duties.

  Liquidation

        In the event of liquidation, our shareholders are entitled to participate in any surplus pro rata their shareholdings.

  Changes in Capital Structure

        Our board of directors is authorized to increase the issued paid-in share capital by means of issuing new shares up to the authorized share capital ceiling. Any increase above our ceiling requires an amendment to our articles of association and therefore shareholder approval through a general assembly. Such amendment is subject to the prior approval of the Ministry of Industry and Trade and the CMB. Our board of directors may also restrict the rights of existing shareholders and offer new shares to third parties. Changes in the voting and dividend rights of our shareholders requires an amendment to our articles of association and approval by the general assembly. Such amendment is also subject to the prior approval of the Ministry of Industry and Trade and the CMB. Furthermore, under the Turkish Commercial Code, all shareholders must have at least one vote.

        In addition, any decrease in our share capital requires an amendment to our articles of association. If we undertake to cancel our shares, we must notify any existing creditors, and within two months of notification, they may request payment or, if their receivables are not due and payable, we must create a security interest in their favor. Capital reduction is rarely applied in Turkey. Save for certain exceptions under Turkish law, companies are not allowed to buy back their own shares.

General Assemblies

        Our general assemblies are normally held at our head office in Istanbul. We hold our annual general assembly within four months of the end of each financial year, which in our case is the calendar year, in accordance with the CMB rules. Extraordinary general meetings may be convened by our board of directors, or upon the request of our shareholders representing at least 5% of our share capital, or upon the request of our internal auditors.

        The following matters are required by the TCC and our articles of association to be included on the agenda of each of our annual general assembly:

  •
  review of the annual reports of our board of directors and the auditors;

  •
  the approval, amendment or rejection of the balance sheet and profit and loss account prepared for the preceding financial year, the release of our board of directors and internal auditors from liability in respect of actions taken by them in the preceding financial year, and the proposals of our board of directors for the allocation and distribution of any of our net profits;

  •
  the approval of the remuneration of the board members and the auditors if the general assembly so decides; and

  •
  the re-election or replacement of directors and/or auditors whose terms of office have expired.

        Shareholders representing at least 5% of our share capital may, by written notice, require any additional matters to be included on the agenda for discussions at any of our general assemblies.

        Notices covering general assemblies (including postponements and reschedulings), which include the agenda of any such general assembly, must be published in the Trade Registry Gazette and a leading Turkish newspaper published in Istanbul determined by us, at least two weeks before the date fixed for the meeting. The TCC requires us to send notice of any general assembly by registered mail to each person registered in our books as a holder of shares and to those shareholders who have deposited at least one share certificate representing shares with us and have indicated a notice address. Under the Capital Markets Law, such notice requirement does not apply to holders of registered shares, which are also traded in the stock market.

        Any shareholder holding any of our shares and wishing to attend our general assemblies in person must deposit a share certificate at our head office or a bank not less than a week before the date of the meeting in order to obtain an entry permit for that meeting. Persons registered in our share book as owners of registered shares need not comply with such requirement to attend a general assembly. Any shareholder not wishing to attend any such general assembly in person may appoint another person as a proxy.

        Except as set out by the provisions of the TCC and our articles of association, the required quorum at any general assembly is shareholders representing one-quarter of our share capital. If such quorum is not present when a general assembly is convened, the meeting shall be adjourned, in which event the meeting is reconvened within a month, with shareholders or their proxies present at such meeting. Resolutions of general assembly meetings must be passed by a majority of the shareholders or their proxies present at such.

        According to the TCC, the quorum requirement at general assemblies convened to discuss changes in our purpose or legal status as a limited liability company is at least two-thirds of our share capital. If a quorum is not present when the meeting is convened, the meeting shall be adjourned and reconvened, in which case the required quorum is at least half of our share capital. Resolutions of general assemblies relating to changing our purpose or legal status must be passed with a majority of our shareholders or proxies present at such meeting. However, under the Capital Markets Law, such quorum requirements are decreased for publicly held companies and as the meeting quorum for general assemblies convened to discuss changes in our purpose or legal status, attendance of shareholders representing one-quarter of our share capital is sufficient. Under Capital Markets Law, if such quorum is not present when a general assembly is convened, the meeting shall be adjourned, in which event the meeting is reconvened with shareholders or their proxies present at such meeting. Resolutions of general assemblies must be passed by a majority of the shareholders or their proxies present at such meeting as per the Capital Markets Law.

        According to our articles of association, the meeting quorum requirement at general assemblies is 51% of our share capital. Resolutions of our general assemblies must be passed by the shareholders (or their proxies) representing the majority of the votes of the shareholders present at that meeting.

        The quorum requirement at general assemblies convened to increase our share capital ceiling is 51% of our share capital. If such quorum is not present when such meeting is convened, the meeting shall be adjourned and reconvened within a month, in which case the required quorum is one-third of our share capital. Resolutions of general assemblies relating to capital increases must be passed by a majority of our shareholders or their proxies present at such meeting.

        The meeting quorum requirement at general assemblies convened to amend our Articles of Association (excluding capital ceiling increase) is two-thirds of our share capital. Resolutions of our general assemblies to amend our Articles of Association shall be passed by the shareholders (or their proxies) representing the majority of the votes of the shareholders present at that meeting.

        Changing our jurisdiction or increasing the financial obligations of the shareholders towards us requires unanimous shareholder approval.

        According to our articles of association, the quorum requirement at general assembly meetings convened to amend our articles (excluding authorized share capital ceiling increases) is two-thirds of our share capital. Resolutions of our general assembly meetings relating to amendments to our articles of association (excluding authorized share capital ceiling increase) must be passed by the shareholders (or their proxies) representing two-thirds of the share capital represented in such meeting.

Significant Differences in Corporate Governance Practices

        Matters related to corporate governance in Turkey are regulated by the Turkish Commercial Code ("TCC") enacted in 1956 and the regulations and communiqués of the Turkish Capital Markets Board (the "CMB"), the regulatory and supervisory authority, both of which are binding upon publicly held companies. In addition, corporate governance practices in Turkey are also guided by the Corporate Governance Principles of the CMB (the "CMB Principles"), which took effect on a comply-or-explain basis beginning January 1, 2004. Effective from this year, the CMB has required listed companies to incorporate in their annual reports a "Corporate Governance Compliance Report" which compares the CMB Principles to the Corporate Governance principles under which the Company operates. This report is posted on our website. Below is a summary of the significant differences between our corporate governance practices and those that would apply to US companies under the NYSE corporate governance rules:

NYSE Corporate Governance Rule for US Issuers	Our Practice
Listed companies must have a majority of independent directors.	There is no independence requirement in the TCC with regard to a company's board of directors. However, such a concept was introduced in the CMB Principles. The CMB acts in accordance with the Capital Market Law. The CMB Principles require that at least one third of Board members (and in any case at least 2 members) be independent according to the criteria set forth therein. We currently have two members of our Board of Directors that are deemed to meet the "independence" standards of both the SEC and the CMB Principles.
The non-management directors of each company must meet at regularly scheduled executive sessions without management.	Turkish law does not make any distinction between management and non-management directors. All members of the Board of Directors are held liable in accordance with the TCC.
Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.
On June 23, 2004 our Board of Directors established a Corporate Governance Committee. Although the CMB Principles don't require a formal written charter, our Corporate Governance Committee has a written charter specifying its duties. According to the CMB Principles, which operate on a "comply-or-explain" basis, only committees' chairs are required to be independent as defined by the Principles themselves. The chair of our Corporate Governance Committee is not considered independent as per the CMB principles. Each committee should be comprised of at least two members. If there are two members, both of them should be non-executive members. If there are more than two members in a committee, the majority of its members should be non-executive members. The Corporate Governance committee also makes recommendations on remuneration, including the compensation of our Chief Executive Officer, but the committee does not have the power to set remuneration.

Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.
Although the CMB Principles state that an adequate number of committees should be formed so as to enable the board to execute its tasks in an efficient manner, and both an audit committee and a corporate governance committee are specifically mentioned, there is no explicit requirement to have a compensation committee. In a section dealing with the remuneration of the Board of Directors, the CMB Principles recognize that, in principle, compensation for the members of the Board of Directors should be determined by a company's shareholders. According to the CMB Principles, the corporate governance committee may propose recommendations on incentive remunerations together with the reasoning thereof. Accordingly, our Corporate Governance Committee acts also as a compensation committee. As per its written charter, adopted on November 24, 2004, it develops and recommends, together with its reasoning, to our Board of Directors a compensation policy (whether or not Board members will be remunerated and if such is the case, the form and amount of compensation to be paid to the Board members) vis-à-vis the Board members, and the Chief Executive Officer and Chief Financial Officer.
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.
The amendments to the Communiqué on Independent Auditing in Capital Markets promulgated on November 2, 2002, require that the Board of Directors set up an audit committee. Our Board of Directors established an Audit Committee on December 16, 2003. Under the Communiqué, the Committee must consist of at least 2 members elected from among the members of the Board of Directors. If the Committee consists of 2 members—and this is the case for Turkcell—then those 2 members must be chosen from among the board members of the Board of Directors who do not have an executive function. The Communiqué defines "a person with an executive function" as one who is "directly involved in management in a position such as general manager or member of the executive committee or holding the title of managing director." Neither of our two appointed Directors holds an executive function according to the Communiqué. In addition, on June 22, 2005, the Board of Directors determined that our two audit committee members are deemed to be independent under the standards of the NYSE and the SEC. Although the CMB Principles do not require us to adopt an audit committee charter, our board of directors adopted an audit committee charter. As to the responsibility of the audit committee for the appointment of external auditors, Turkish law requires that the annual general assembly be responsible for the appointment of the external auditors, not the audit committee. According to the above mentioned CMB communiqué, the audit committee's pre-approval is sought with respect to the appointment and dismissal of the external auditors. The Board then nominates the external auditor for election by the general assembly.

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.
An "equity-compensation plan" is a plan or other arrangement that provides for the delivery of equity securities (either newly issued or treasury shares) of the listed company to any employee, director or other service provider as compensation for services. Even a compensatory grant of options or other equity securities that is not made under a plan is, nonetheless, an "equity-compensation plan" for these purposes. We do not have any equity-compensation plans.
Listed companies must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.
Although it is not required specifically by the CMB Principles, to further enhance corporate governance within the Company, on November 24, 2004 our Board of Directors adopted its Corporate Governance Guidelines and posted a summary on its official website www.turkcell.com.tr.

10C.    Material Contracts

        We are not a party to any material contracts other than those entered into in the ordinary course of business, except with regard to the settlement of certain legal disputes. For information regarding these settlements, please see "Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings."

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

Republic of Turkey Taxation

        The following summary of Turkish tax law as in force on the date of this annual report describes the principal tax consequences for Turkish residents and US holders (as defined below in "Taxation—United States Federal Income Taxation") of the ownership and disposition of shares and ADSs. It is not a complete description of all the possible tax consequences of such ownership and disposition. Shareholders should consult their own tax advisers concerning the Turkish and other tax consequences applicable in their particular situations. Please note that effective beginning from 1 January, 2005, six zeros have been removed from the Turkish Lira (TL) and the name of the Turkish Lira (TL) has been changed to the New Turkish Lira (TRY). Therefore the below mentioned figures relating to 2004 have also been converted to New Turkish Lira (TRY) in order to prevent misunderstandings.

  Corporate Taxation

        A corporation that has its legal or business center in Turkey (a "Resident Corporation") is subject to a corporate tax, which is levied at a rate of 33% on such corporation's taxable income in 2004. However, the corporate tax rate applicable for the year 2003 income was 30%. Please note that the corporate tax rate that will be applied for the year 2005 is also 30%.

        Resident Corporations are required to pay an "advance corporation tax" on a quarterly basis. For the year 2004, the advance corporation tax rate was 33%. Due to a decrease in the corporate tax rate, the advance corporation tax rate that will be applied is 30% for the advance tax periods in year 2005.

        In the event that a Resident Corporation distributes dividends to individual shareholders (resident or non-resident), or to non-resident corporations that do not have a permanent establishment (fixed place of business or permanent representative) in Turkey (and subject to rate-reducing provisions in applicable bilateral tax treaties), a 10% withholding tax is payable by the Resident Corporation on behalf of its shareholders. In the event that Resident Corporations distribute dividends to resident legal entities or to non-resident legal entities that have a permanent establishment in Turkey, effective from April 24, 2003, such distributions are not subject to withholding tax.

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

        Some corporate taxpayers, such as Turkcell, continue to benefit from the old investment allowance regime where such taxpayers are subject to a 19.8% corporate withholding tax on corporate tax-exempted income, regardless of whether dividends are distributed. Law No. 4842 modified the investment allowance regime effective from April 24, 2003, however, taxpayers like Turkcell still benefit from the regime pursuant to Investment Incentive Certificates obtained prior to the enactment of the

Law No 4842. For those dividends distributed to shareholders from the corporate tax exempted income, which was already taxed through corporate withholding tax at the rate of 19.8% as described above, no additional withholding tax is applied to such dividend distributions. However, dividends corresponding to exempt income from the incentive certificates issued on and after April 24, 2003 will be subject to 10% withholding tax as any other distribution.

  Taxation of Dividends

        Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax within the recipient corporations. Dividends in cash received by resident individuals from Resident Corporations are subject to withholding tax at the rate of 10% in 2004 (as discussed above) and an annual income tax declaration. The withholding tax offsets the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from annual income declaration. The remaining 50% must be declared if it exceeds TRY 14,000 in 2004. However, for those cash dividends that are distributed from the corporate tax exempted income (i.e., investment tax benefit) of the dividend distributing company, the dividend income to be declared is to be computed using the following formula: "[net cash dividend corresponding to the corporate exempted income + (net cash dividend corresponding to the corporate exempted income/9)] * 50%." However, in such a case 20% of the income so declared is offset against the income tax computed at the income tax declaration.

        Cash dividends paid on the ordinary shares or ADSs to a US holder that does not have a permanent representative or place of business in Turkey will not be subject to taxation in Turkey, except in respect of the 10% income withholding tax discussed in the previous section. Dividends distributed from corporate tax-exempted income (i.e., investment tax benefit) will not be subject to further withholding tax or an income declaration by the US holder.

        The distribution of dividends in kind (i.e., bonus shares) is not subject to withholding tax and such dividends in kind are not subject to an income declaration.

  Taxation of Capital Gains

Gains realized by Residents

        Gains realized by resident individuals on the sale of shares traded on the Istanbul Stock Exchange (such as Turkcell shares) or ADSs that represent shares traded on the Istanbul Stock Exchange (such as Turkcell ADSs) to residents or non-residents are exempt from income tax, provided that the holding period of such shares or ADSs exceeds three months. Where this holding period has not been met, capital gains are computed by deducting the original cost of the shares or ADSs, after the application of a "cost adjustment" (which uses the Wholesale Price Index determined by the State Statistical Institution to eliminate gain arising solely from inflation), from the amount received upon the sale or disposition of the shares or ADSs. If the holding period exemption is not available for gains realized in 2004, resident individuals can benefit from a fixed exemption on the first TRY 12,000 of their taxable gains. In 2005 this fixed exemption amount is TRY 13,000. The amount exceeding the exemption amount is subject to an income tax declaration. Gains realized by Resident Corporations on the sale of shares or ADSs to residents or non-residents must be included in corporate income and are subject to the applicable corporate tax. However, if a two-year holding period is met, the Resident Corporation can benefit from exemption (under article 8/12 of the Corporate Tax Law.), provided that the conditions specified in the laws are met.

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

  Stamp Taxes

        According to the Turkish Stamp Tax Law (Law No. 488), all agreements and documents specified in the law with a monetary value indicated thereon are subject to 0.15%-0.75% stamp tax, which is calculated on the aggregate amount of such agreement or document up to a maximum of TRY 1,028,000 per original in 2004 and TRY 800,000 per original in 2005. Effective beginning from January 1, 2005, the fixed stamp tax payment for agreements or documents that have no monetary value is abolished. In 2004, the fixed stamp tax amount to be paid for agreements that are had no monetary value was maximum 20 TRY.

United States Federal Income Taxation

        The following discussion is a summary of certain material US federal income tax considerations applicable to the ownership and disposition of shares or ADSs by you, if you are a US holder. In general you will be a "US holder" if:

  •
  you are the beneficial owner of our shares or ADSs;

  •
  you are either (i) an individual resident or citizen of the United States, (ii) a corporation (or certain other entities taxable as corporations for US federal income tax purposes) created in or organized under the laws of the United States or any state thereof, (iii) an estate whose income is subject to US federal income taxation regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the administration of the trust and one or more US persons are authorized to control all substantial decisions of the trust;

  •
  you own our shares or ADSs as capital assets;

  •
  you own directly, indirectly or by attribution less than 10% of our outstanding share capital or voting stock;

  •
  you are fully eligible for benefits under the Limitation on Benefits article of the Income Tax Treaty between the United States of America and the Republic of Turkey, signed March 28, 1996, and the protocol thereto, (the "Treaty"); and

  •
  you are not also a resident of Turkey for Turkish tax purposes.

        The Treaty benefits discussed below generally are not available to holders who hold shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Turkey.

        If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of its shares or ADSs.

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

  Dividends

        If we make distributions to you (other than certain distributions of Turkcell shares), you generally will be required to include in gross income as dividend income the amount of the distributions paid on the shares (including the amount of any Turkish taxes withheld in respect of such dividend as described above in "Taxation—Republic of Turkey Taxation"). Dividends paid by us will not be eligible for the dividends received deduction applicable in some cases to US corporations.

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

        If a US holder is an accrual method taxpayer, for taxable years beginning before 2005, it must translate Turkish taxes into US dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into US dollars at the spot rate on the date received. This difference in exchange rates may reduce the US dollar value of the credits for Turkish taxes relative to its US federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, an accrual method US holder may elect to translate Turkish taxes into US dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the Internal Revenue Service (the "IRS").

        Any dividends paid by us to you with respect to shares or ADSs will be treated as foreign source income and will be categorized as "passive income" or, in the case of certain US holders, "financial services income" for US foreign tax credit purposes. Under recently enacted legislation, for taxable years beginning after December 31, 2006, dividend income generally will constitute "passive category income" or, in the case of certain US holders, "general category income." Subject to limitations, you may elect to claim a foreign tax credit against your US federal income tax liability for Turkish income tax withheld from dividends received in respect of shares or ADSs. The rules relating to the determination of the foreign tax credit are complex. Accordingly, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for Turkish income tax withheld, but only for a year in which you elect to do so with respect to all foreign income taxes. A deduction does not reduce tax on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits.

        The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by US holders of ADSs. Accordingly, the discussion above regarding the creditability of Turkish withholding tax on dividends could be affected by future actions that may be taken by the United States Treasury.

        Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (at a maximum rate of 15%) in respect of "qualified dividend income" received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, amongst other things, the US holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend income has been paid are readily tradable on established securities markets in the United States or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares and ADSs should constitute qualified dividend income for US federal income tax purposes. The US Treasury and the IRS have announced their intention to promulgate rules pursuant to which holders of shares and ADSs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Each individual US holder of shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

  Sale, Exchange or other Disposition of Shares or ADSs

        Upon the sale, exchange or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in your shares or ADSs (as determined in US dollars). Gain or loss upon the disposition of shares or ADSs generally will be US source gain or loss, and will be treated as long-term capital gain or loss if, at the time of the disposition, the holding period for the shares or ADSs exceeds one year. If you are an individual, any capital gains generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

        The surrender of ADSs in exchange for shares pursuant to the Deposit Agreement governing the ADSs will not be a taxable event for US federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

  Passive Foreign Investment Company Status

        We currently believe that we were not a Passive Foreign Investment Company (a "PFIC") for the taxable year ended December 31, 2004, for US federal income tax purposes. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. A non-US corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC would not be "qualified dividend income" (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income.

  US Information Reporting and Backup Withholding

        Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange, redemption or other disposition of shares or ADSs may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS form W8-BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

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

10I.    Subsidiary Information

        Not Applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

  Foreign Exchange Risk Management

        Our functional currency is the TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in foreign currencies, primarily US dollars, Euros and Swedish Krona. In addition, our indebtedness is principally in US dollars and Euros. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into TRY at the exchange rates prevailing at the balance sheet date, with the resulting exchange differences recognized in the determination of net income.

        Market risk sensitive instruments consist of loans denominated in foreign currencies (substantially in US dollars) totaled to $814.8 million, representing almost all of total indebtedness at December 31, 2004.

        The fair value of indebtedness as of December 31, 2004 has not changed significantly compared to December 31, 2003 except our loan under the 1999 Issuer Credit Agreement. The fair value of indebtedness as of December 31, 2004 is $349.2 million with carrying amount of $335 million. The fair value of our indebtedness at December 31, 2003 was $446 million with carrying amount of $400 million.

        We are exposed to foreign exchange availability and rate risks that could significantly impact our ability to meet our obligations and finance our network construction. A substantial majority of our debt obligations and capital expenditures are, and are expected to continue to be, denominated in US dollars. By contrast, substantial portion of our revenues are, and will continue to be, denominated in TRY.

        To manage our foreign exchange risk more efficiently, in 2004, we entered into 82 US dollar structured forward transactions to buy a total notional amount of $142 million with embedded options which makes us committed to buy maximum $282 million if the spot rate falls below the forward level at maturities between September 2004 and June 2005. Some of these forward contracts terminate at predetermined strike levels which exposes us to USD/TRY devaluation risk. Of these 82 transactions, 69 settled in 2004, which resulted in a total US dollar purchase of $175 million. Six of these transactions terminated since the spot at maturity was higher than the predetermined strike level in the amount of $11 million. The remaining 13 purchase US dollar forward transactions, to buy a total notional amount of $23 million, with embedded options which makes us committed to buy $46 million if the spot rate falls below the forward level at maturity, will expire in 2005. Eight of these transactions settled in 2005 and we have bought $26 million in 2005.

        In 2005, we have entered into $192.0 million notional of structured forward transactions to buy US dollar against TRY. As of May 31, 2005, we have bought $11.0 million through these transactions. We have also entered into $37 million notional of structured forward transactions to sell US dollar against TRY where we sold $35.0 million against TRY until May 31, 2005. As of May 31, 2005, we have $179.0 million notional of structured forwards to buy USD and $2.0 million notional of structured forwards to sell US dollar outstanding.

        In 2005, we have also entered into SEK and EUR forward transactions. We have EUR 2.0 million notional of structured forward transactions to buy EUR against TRY and SEK 88.3 million notional of outright forwards to buy SEK against US dollar. As of May 31, 2005, none of these transactions have settled.

        We have run sensitivity analysis on our portfolio of structured US dollar hedging products. We included two extreme case scenarios of 10% appreciation and 10% depreciation of TRY/$ exchange rate. In case of a 10% depreciation, from a spot rate of 1.3656 on May 31, 2005, our total structured

US dollar call forward transaction size would fall to a total of $52.0 million with a total gain effect of $7.0 million. In the case of a 10% appreciation our total structured US dollar call forward transaction size would rise to $378.0 million with a total loss effect of $35.8 million.

        All hedging transactions have been authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect us from fluctuations in currency values. Analytical techniques are used to manage and monitor foreign exchange risk which include market valuation and sensitivity analysis. In addition, we keep a reasonable proportion of our monetary assets in US dollars to reduce our currency exposure. Furthermore, the maximum tariffs we may charge are adjusted periodically by the Telecommunications Authority to account for, among other things, the devaluation of the TRY.

        The following table sets forth at December 31, 2003 and 2004, the principal, maturities and related weighted average interest rates by maturity date of our borrowings that are sensitive to foreign currency exchange rate fluctuations. We have computed average interest rates using average loans outstanding on a daily basis.

	2003		2004
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
	(in millions)	(in millions)	(in millions)	(in millions)
Financial instrument
Loan under 1999 Issuer Credit Agreement*	400.0	446.0	335.0	349.2
Average interest rate	13.4%	13.4%	12.7%	12.7%
Borrowings from Nordbanken*	5.9		—	—
Average interest rate	2.9%	—
Borrowings from Akbank	125	125	162.5	162.5
Average interest rate	7.2%	7.2%	5.9%	5.9%
Borrowings from Garanti Bankasi*	75	75	150.0	150.0
Average interest rate	6.9%	6.9%	5.1%	5.1%
Borrowings from Murabaha	—	—	100.0	100.0
Average interest rate			1.6%	1.6%
Borrowing from Ericsson Credit AB*	—	—	37.2	37.2
Average interest rate			16.4%	16.4%
Borrowing from ABN Amro NV—1*	—	—	26.7	26.7
Average interest rate	—	—	32.1%	32.1%
Borrowing from ABN Amro NV—2*	—	—	3.4	3.4
Average interest rate			12.1%	12.1%

*
The average interest rates represent the agreed interest rate plus amortization of deferred financing costs.

        Expected future maturities as of December 31, 2004, for each of the next four years are set forth in the following table:

	2005	2006	2007	2008	Total
	(in millions of US dollars)
Loan under 1999 Issuer Credit Agreement	335.0	—	—	—	335.0
Borrowings from Akbank	96.0	33.5	33.0	—	162.5
Borrowings from Garanti Bankasi	25.0	100.0	25.00	—	150.0
Borrowings from Murabaha	65.6	34.4	—	—	100.0
Borrowing from Ericsson Credit AB	—	37.2	—	—	37.2
Borrowing from ABN Amro NV—1	26.7	—	—	—	26.7
Borrowing from ABN Amro NV—2	—	3.4	—	—	3.4
Total	548.3	208.5	58.0	0	814.8

        In order to increase the yield on our free cash, we enter into option transactions. We sell options according to our analysis and in line with our market expectations in order to earn the option premium in addition to the interest gain on the deposited amount.

  Interest Rate Risk Management

        We manage interest rate risk by financing non-current assets with long-term debt with both fixed and variable interest rates and equity. The following table sets forth as at December 31, 2003 and 2004, the principal, maturities and related weighted average interest rates by expected maturity date of our indebtedness that are sensitive to interest rate fluctuations. We have computed average interest rates using average loans outstanding on a daily basis.

        We have not entered into any interest rate hedging transactions.

	2003		2004
	Carrying amount $	Fair value $	Carrying amount $	Fair value $
	(in millions)	(in millions)	(in millions)	(in millions)
Financial instrument
Loan under 1999 Issuer Credit Agreement	400.0	446.0	335.0	349.2
Average interest rate	13.4%	13.4%	12.7%	12.7%
Borrowings from Nordbanken	5.9	—	—	—
Average interest rate	2.9%
Borrowings from Akbank	125.0	125.0	162.5	162.5
Average interest rate	7.2%	7.2%	5.9%	5.9%
Borrowings from Garanti Bankasi	75.0	75.0	150.0	150.0
Average interest rate	6.9%	6.9%	5.1%	5.1%
Borrowings from Murabaha	—	—	100.0	100.0
Average interest rate	—	—	1.6%	1.6%
Borrowings from Ericsson Credit AB	—	—	37.2	37.2
Average interest rate			16.4%	16.4%
Borrowing from ABN Amro NV—1	—	—	26.7	26.7
Average interest rate			32.1%	32.1%
Borrowing from ABN Amro NV—2	—	—	3.4	3.4
Average interest rate			12.1%	12.1%
Other short-term borrowings*	0.3	0.3	0.7	0.7

*
Other short-term borrowings are denominated in Turkish Lira and no interest rate is applied.

        Expected future maturities as of December 31, 2003 for each of the next four years:

	2005	2006	2007	2007	Total
	(in millions of US dollars)
Loan under 1999 Issuer Credit Agreement	335.0	—	—	—	335.0
Borrowings from Akbank	96.0	33.5	33.0	—	162.5
Borrowings from Garanti Bankasi	25.0	100.0	25.0	—	150.0
Borrowings from Murabaha	65.6	34.4	—	—	100.0
Borrowings from Ericsson Credit AB	—	37.2	—	—	37.2
Borrowing from ABN Amro NV—1	26.7	—	—	—	26.7
Borrowing from ABN Amro NV—2	—	3.4	—	—	3.4
Other short-term borrowings	0.7				0.7
Total	549.6	208.5	58.0	0	815.5

        As of December 31, 2004 interest on our assets was fixed excluding our floating rate note holdings. Our holdings of Turkish government floating rate notes carry a face value of TRY 13.8 million with on overnight return of 21.40%. Therefore, we are not exposed to interest rate risk, apart from our floating rate notes on our financial assets as of December 31, 2004.

        As of May 31, 2005 interest on our assets were fixed excluding our floating rate note holdings. Our holdings of Turkish government floating rate notes carry a face value of 13.8 million TRY with on overnight return of 22.43%. Therefore, we are not exposed to interest rate risk, apart from our floating rate notes on our financial assets as of May 31, 2005.

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

        (d)    Changes in Internal Control Over Financial Reporting. There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        On May 25, 2005, the Board of Directors of our Company determined that Mr. Yavuz Baylan is an "audit committee financial expert" as defined in Item 16A of Form 20-F.

ITEM 16B.    CODE OF ETHICS

        We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and other executive officers and financial officers. This code of ethics is posted on our website, www.turkcell.com.tr.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        KPMG Cevdet Suner Denetim ve Yeminli Mali Musavirlik A.S. ("KPMG") has served as our independent public accountants for each of the financial years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. The Annual General Meeting elects the auditors annually.

        The following table presents the aggregate fees for professional services and other services rendered by KPMG to us in 2004 and 2003.

	2004 $m	2003 $m
Audit Fees(1)	2.3	2.0
Audit-related Fees(2)	0.1	0.1
Total	2.4	2.1

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

Audit Committee Pre-approval Policies and Procedures

        Our audit committee has determined that all work performed for us by our external auditors for the year 2004 will be approved in advance by our audit committee and, therefore, has not adopted blanket pre-approval policies and procedures.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not Applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Neither we nor any affiliated purchaser made any purchases of our ordinary shares during the fiscal year ended December 31, 2004.

ITEM 17.    FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of responding to this item.

ITEM 18.    FINANCIAL STATEMENTS

        The consolidated financial statements of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, with the Independent Registered Public Accounting Firm's Report thereon, are filed as part of this annual report, as follows:

ITEM 19.    EXHIBITS

EXHIBIT NUMBER			DESCRIPTION
1.1	*	—	Certificate of Association of Turkcell Iletisim Hizmetleri A.S.
2.1	**	—	Indenture among Cellco Finance N.V. and HSBC Bank USA dated December 22, 1999.
8.1		—	Subsidiaries of Turkcell.
12.1		—	Certification of Muzaffer Akpinar, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		—	Certification of Ekrem Tokay, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1		—	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Previously filed with the Registration Statement of Cellco Finance N.V. and Turkcell Iletisim Hizmetleri A.S. on Form F-4, which was declared effective on October 13, 1999 (Registration Nos. 333-9458; 333-9458-01).
**
Previously filed with the Annual Report of Turkcell Iletisim Hizmetleri A.S. on Form 20-F, which was filed on June 27, 2001.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Turkcell Iletisim Hizmetleri Anonim Sirketi

        We have audited the accompanying consolidated balance sheets of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries (the "Company") as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Fintur Holdings B.V. ("Fintur"), a 41.45 percent owned investee company. The Company's investment in Fintur at December 31, 2003 and 2004 was $127,179 thousand and $175,141 thousand, respectively, and its equity in the net (loss) income of Fintur was $(20,392) thousand, $18,927 thousand and $43,646 thousand for the years ended December 31, 2002, 2003 and 2004, respectively. The consolidated financial statements of Fintur were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Fintur, is based solely on the report of the other auditors.

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

        In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG Cevdet Suner Denetim ve Yeminli Mali Musavirlik A.S.

KPMG Cevdet Suner Denetim ve
Yeminli Mali Musavirlik A.S.

June 24, 2005
Istanbul, Turkey

Report of Independent Registered Public Accounting Firm

To the Shareholders and
Board of Directors of
Fintur Holdings B.V.

        We have audited the accompanying consolidated balance sheets of Fintur Holdings B.V. ('Fintur' or the 'Company') and its subsidiaries as at 31 December 2004 and 2003 and the related consolidated statements of income and comprehensive income, of changes in shareholders' equity and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

        We conducted our audits of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fintur and its subsidiaries as at 31 December 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

11 March 2005

/s/ PricewaterhouseCoopers Accountants N.V.

PricewaterhouseCoopers Accountants N.V.

Rotterdam, The Netherlands

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2003 AND 2004

(In thousands, except share data)

	2003	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$582,680	763,821
Held to maturity securities (Note 7)	—	45,329
Trade receivables and accrued income, net (Note 8)	255,017	271,792
Due from related parties (Notes 3 and 9)	70,625	103,948
Inventories (Note 3)	9,222	13,007
Prepaid expenses	23,739	23,685
Other current assets, includes $110,166 of restricted cash in 2004 (Notes 3 and 10)	63,018	325,741
Deferred tax assets (Notes 3 and 20)	406,375	277,589

Total current assets	1,410,676	1,824,912
DUE FROM RELATED PARTIES (Notes 3 and 11)	56,611	65,971
PREPAID EXPENSES	4,637	6,482
INVESTMENTS (Notes 3 and 12)	149,798	197,760
HELD TO MATURITY SECURITIES (Note 7)	1,993	10,266
FIXED ASSETS, net (Notes 3 and 13)	1,224,937	1,061,268
CONSTRUCTION IN PROGRESS (Note 14)	53,758	230,191
INTANGIBLES, net (Notes 3 and 15)	823,969	881,511
GOODWILL (Notes 3 and 15)	1,349	1,349
OTHER LONG TERM ASSETS (Note 3)	6,911	1,624
DEFERRED TAX ASSETS (Notes 3 and 20)	132,688	80,163

	$3,867,327	4,361,497

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short term borrowings (Note 16)	$95,031	549,079
Trade payables (Note 17)	47,519	616,816
Due to related parties (Notes 3 and 18)	4,585	6,711
Taxes payable (Note 20)	68,734	99,939
Other current liabilities and accrued expenses (Note 19)	1,566,652	523,475

Total current liabilities	1,782,521	1,796,020
LONG TERM BORROWINGS (Note 21)	512,500	266,447
TRADE PAYABLES (Note 17)	—	213,740
LONG TERM LEASE OBLIGATIONS (Notes 3 and 22)	9,705	3,284
RETIREMENT PAY LIABILITY (Note 3)	10,834	12,875
DEFERRED TAX LIABILITIES (Notes 3 and 20)	—	11,757
MINORITY INTEREST (Note 3)	1,255	64,044
OTHER LONG TERM LIABILITIES (Note 19)	3,234	7,813
SHAREHOLDERS' EQUITY
Common stock
Par value 0.001 TRY; authorized, issued and outstanding 1,854,887,341,000 shares in 2003 and 2004 (Note 23)	636,116	636,116
Additional paid in capital	178	178
Legal reserves	5	42,501
Accumulated other comprehensive income (loss) (Note 3)	(2,246)	2,244
Retained earnings	913,225	1,304,478

Total shareholders' equity	1,547,278	1,985,517

COMMITMENTS AND CONTINGENCIES (Note 28)
	$3,867,327	4,361,497

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(In thousands, except share data)

	2002	2003	2004
Revenues (Notes 3 and 24)	$1,973,850	2,219,237	3,200,765
Direct cost of revenues (Note 3)	(1,366,899)	(1,613,150)	(2,001,223)

Gross profit	606,951	606,087	1,199,542
General and administrative expenses (Note 25)	(104,523)	(137,222)	(137,315)
Selling and marketing expenses (Note 26)	(223,496)	(294,611)	(349,249)

Operating income	278,932	174,254	712,978
Income (expense) from related parties, net (Note 27)	(225)	3,738	1,919
Interest income	95,548	117,240	152,751
Interest expense (Note 3)	(302,335)	(483,622)	(121,500)
Other income, net	13,560	6,190	7,113
Equity in net (loss) income of unconsolidated investees (Notes 3 and 12)	(20,392)	18,927	43,646
Minority interest in income of consolidated subsidiaries (Note 3)	333	3,558	7,466
Translation loss (Note 3)	(18,045)	(102,403)	(11,192)

Income (loss) before taxes	47,376	(262,118)	793,181
Income tax benefit (expense) (Notes 3 and 20)	—	477,285	(281,360)

Net income	$47,376	215,167	511,821

Basic and diluted earnings per common share (Notes 3 and 23)	$0.000026	0.000116	0.000276

Weighted average number of common shares outstanding (Notes 3 and 23)	1,854,887,341,000	1,854,887,341,000	1,854,887,341,000

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(In thousands)

	2002	2003	2004
Operating Activities:
Net income	$47,376	215,167	511,821
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	411,634	421,474	424,153
Provision for retirement pay liability	1,920	4,177	2,041
Provision for inventories	(508)	(595)	36
Provision for doubtful receivables	15,675	9,243	(2,004)
Provision for income taxes	(130)	—	—
Accrued income	4,044	4,903	(34,093)
Accrued expense	256,597	865,177	(993,082)
Equity in net (income) loss of unconsolidated investees	20,392	(18,927)	(43,646)
Minority interest in income of consolidated subsidiaries	(328)	687	62,789
Gain on sale of affiliates	47	—	—
Deferred taxes	—	(539,063)	193,068
Changes in assets and liabilities:
Trade receivables	18,953	(51,692)	(20,580)
Due from related parties	86,091	(38,794)	(42,683)
Inventories	6,449	(2,414)	(3,821)
Prepaid expenses	7,826	(12,059)	(1,791)
Other current assets	9,568	(37,178)	(222,182)
Taxes payable	—	68,734	31,205
Other long term assets	(536)	(3,646)	3,845
Due to related parties	(1,078)	2,037	2,126
Trade payables	(276,302)	21,782	783,037
Other current liabilities	2,570	134,439	(50,897)
Other long term liabilities	(1,414)	(2,144)	4,581

Net cash provided by operating activities	608,846	1,041,308	603,923
Investing Activities:
Additions to fixed assets	(27,629)	(93,248)	(309,225)
Additions to intangibles	(43,576)	(79,653)	(177,463)
Investments in held to maturity securities	—	(1,993)	(55,595)
Investments in investees	(70,741)	(23,970)	—

Net cash used for investing activities	(141,946)	(198,864)	(542,283)
Financing Activities:
Proceeds from issuance of long and short term debt	—	4,929	382,023
Payment on long and short term debt	(322,367)	(677,101)	(172,035)
Net decrease in debt issuance expenses	13,669	24,158	802
Dividend paid	—	—	(78,072)
Payment on lease obligations	(8,700)	(11,334)	(13,217)
Increase in lease obligations	1,455	5,513	—

Net cash provided by (used for) financing activities	(315,943)	(653,835)	119,501

Net increase in cash and cash equivalents	150,957	188,609	181,141
Cash and cash equivalents at the beginning of period	243,114	394,071	582,680

Cash and cash equivalents at the end of period	$394,071	582,680	763,821

Supplemental cash flow information:
Interest paid	$151,968	132,691	67,124
Income taxes paid	—	—	66,620
Non-cash investing activities
Lease obligations	1,455	5,513	8,706

The accompanying notes are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(In thousands, except share data)

	Common stock							Accumulated other comprehensive income/(loss)
			Additional paid in capital	Advances for common stock	Legal reserves	Comprehensive income	Retained earnings		Total shareholders' equity
	Shares (Note 2)	Amount
Balances at January 1, 2002	1,854,887,341,000	$636,116	178	119	5		650,682	(1,875)	1,285,225
Comprehensive income:
Net income						47,376	47,376		47,376
Other comprehensive loss:
Translation adjustment						(2,142)		(2,142)	(2,142)

Comprehensive income						45,234

Balances at December 31, 2002	1,854,887,341,000	$636,116	178	119	5		698,058	(4,017)	1,330,459
Comprehensive income:
Net income						215,167	215,167		215,167
Other comprehensive income:
Translation adjustment						1,771		1,771	1,771

Comprehensive income						216,938

Other				(119)					(119)

Balances at December 31, 2003	1,854,887,341,000	$636,116	178	—	5		913,225	(2,246)	1,547,278
Comprehensive income:
Net income						511,821	511,821		511,821
Other comprehensive income:
Translation adjustment						4,490		4,490	4,490

Comprehensive income						516,311

Transfer to legal reserves					42,496		(42,496)		—
Dividend paid							(78,072)		(78,072)

Balances at December 31, 2004	1,854,887,341,000	$636,116	178	—	42,501		1,304,478	2,244	1,985,517

The accompanying notes are an integral part of these consolidated financial statements.

Turkcell Iletisim Hizmetleri Anonim Sirketi
and Its Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2003 and 2004 and for the years ended

December 31, 2002, 2003 and 2004

(Amounts in thousands of US Dollar unless otherwise stated except share amounts)

(1) Business

        Turkcell Iletisim Hizmetleri Anonim Sirketi ("Turkcell") was incorporated on October 5, 1993 and commenced operations in 1994. It is engaged in establishing and operating a Global System for Mobile Communications ("GSM") network in Turkey and neighboring states.

        From 1994 to 1998, Turkcell and Turk Telekomunikasyon AS ("Turk Telekom"), a state owned organization of Turkey, were parties to a revenue sharing agreement (the "Revenue Sharing Agreement"), in accordance with which, Turk Telekom contracted with subscribers, performed billing and collection and assumed collection risks and provided access to its telecommunications network, while Turkcell made related GSM network investments. Under the agreement, Turkcell was entitled to receive 100% of the fees received from subscriber identity module card or simcard sales, but was required to pay Turk Telekom approximately 67% of the fees billed for connection, monthly fixed fees and ongoing calls, and 90% of the fees billed for incoming calls. As a result of the Revenue Sharing Agreement, Turkcell retained approximately 25% and 30% of the revenues generated by subscribers on its GSM network.

        In April 1998, Turkcell signed a license agreement (the "License Agreement" or "License") with the Ministry of Transportation and Communications of Turkey (the "Turkish Ministry"), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits Turkcell to operate as a stand-alone GSM operator and frees it from some of the operating constraints in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the "Turkish Treasury") an ongoing license fee equal to 15% of its gross revenues. Turkcell continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

        In July 1998, Cellco Finance N.V. ("Cellco"), a financing entity set up to issue debt instruments in order to refinance Turkcell's existing indebtedness, issued $300,000 in 15% senior subordinated notes due in 2005, which were fully paid on November 10, 2003, and in December 1999, issued $400,000 in 12.75% senior notes due in 2005. All amounts raised under Cellco's debt offerings were loaned to Turkcell. As of and for the year ended December 31, 2004, all of the assets and liabilities of Cellco, which were previously recorded in the consolidated financial statements of Turkcell and its subsidiaries (the "Company"), are consolidated under the guidance of FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", as revised in December 2003 ("FIN 46 (R)"). The consolidation had no effect on the Company's consolidated financial position or results of operations.

        In July 2000, Turkcell completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

        Two significant founding shareholders, the Cukurova Group and TeliaSonera, own approximately 40.3% and 37.1% as of June 20, 2005, respectively, of the Company's share capital, and are ultimate counterparties to a number of transactions that are discussed in the related party footnote.

        Turkcell owns a 41.45% interest in Fintur Holdings B.V. ("Fintur"), which holds the majority of the Company's international GSM investments, with majority ownership in GSM operations in Azerbaijan, Georgia, Kazakhstan and Moldova. Fintur is accounted for under the equity method.

        The Company also owns 100% of Kibris Mobile Telekomunikasyon Limited Sirketi ("Kibris Telekom"), a company that operates GSM network in Northern Cyprus. Kibris Telekom and the Ministry of Prosperity and Transportation of the Turkish Republic of Northern Cyprus are parties to a revenue sharing agreement, which covers a period of 10.5 years commencing from March 1999, under which revenues billed for subscription fees, monthly fixed fees, incoming and outgoing calls are shared at a ratio of 50% between the parties

        In December 2003, the management decided to invest $50,000 in Digital Cellular Communications ("DCC"), a Ukrainian telecommunications company with several telecommunications licenses including a GSM 1800 license. In order to facilitate the investment in DCC, the Company created a new wholly-owned company named Euroasia Telecommunications Holding B.V. ("Euroasia") in the Netherlands in February 2004, and capitalized it with cash contributions of $50,000. The owners of DCC contributed 99% of the shares of DCC to Euroasia in exchange for a 49% interest in Euroasia in May 2004. LLC Astelit ("Astelit"), is a 99% owned subsidiary of DCC and has the title to the GSM 1800 license in Ukraine. On February 1, 2005, Astelit commenced its operations with GSM 1800 technology. Euroasia, DCC and Astelit are the consolidated subsidiaries of the Company as of December 31, 2004.

        For the ten months ended December 31, 2004, Euroasia's consolidated revenues, direct cost of revenues, loss before taxes and net loss included in the consolidated statements of operations were as follows:

Revenues	$12,895
Direct cost of revenues	(13,172)
Loss before taxes	(18,883)
Net loss	(15,266)

        Turkcell and Ericsson Telekomunikasyon AS ("Ericsson Turkey") have established a company named East Asian Consortium BV ("Eastasia"), with a share capital of EUR 91 million, to invest in the Iranian GSM business. Eastasia is a member of the Irancell Consortium (the "Consortium"), which will own Irancell, and includes Turkcell and Ericsson Turkey, and two Iranian companies, Parman Ertebat and Iran Electronic Development Company. Turkcell and Ericsson Turkey own 85% and 15% of Eastasia, respectively, and Turkcell expected to indirectly own 51% of Irancell through Eastasia and expected to control 51% of the voting shares. Turkcell has fully completed its capital contribution in Eastasia in proportion to its shares in capital.

        On September 12, 2004, the Iranian Authorities awarded the GSM license to the Consortium. Under the license agreement the Consortium is obliged to pay an upfront license fee of EUR 300 million and an ongoing license fee based on a percentage of the greater of actual or precommitted gross revenues. If the Consortium does not pursue the GSM license, the EUR 300 million payment under the guarantee will become payable immediately. Turkcell guaranteed EUR 210 million portion of this guarantee through HSBC plc.

        On September 12, 2004, the GSM license agreement was signed between the Consortium and the Iranian Authorities. On September 26, 2004, both the Iranian Parliament and the Guardian Council stated that the agreement concerning the mobile phone network will become effective upon the approval of the Iranian Parliament. On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggests a reduction of Turkcell's stake in Irancell to 49%, and submitted to the

Guardian Council for their consent. In May 2005 the Guardian Council has given their consent. The consent will be approved by the Iranian President.

        The Company management is assessing the impact of this change to the license agreement including the reduction of Turkcell's stake in Irancell which results in a voting ownership of less than 50% for Turkcell and calls into question the expected control structure of Irancell. This unilateral change by the Iranian Parliament conflicts with the license agreement's terms and conditions and the agreements signed between current shareholders of Irancell. Turkcell management believes that these developments call into question the future of the Company's investment in Iran.

        In addition, as of December 31, 2004, the Company was involved in various activities, including call centers and database management, directory assistance, advertising, operating a central betting system, Wireless Application Protocol ("WAP") services, value added GSM services ("VAS"), fixed line long distance call services and internet services through the following consolidated subsidiaries: Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS ("Global"), Corbuss Kurumsal Telekom Servis Hizmetleri AS ("Corbuss"), Turktell Bilisim Servisleri AS ("Turktell"), Hayat Boyu Egitim AS ("Hayat"), Kibrisonline Limited Sirketi ("Kibrisonline"), Iyi Eglenceler Eglence ve Turizm AS ("Iyi Eglenceler"), Interaktif Cocuk Programlari Yapimciligi ve Yayinciligi AS ("Digikids"), Mapco Internet ve Iletisim Hizmetleri Pazarlama AS ("Mapco"), Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret AS ("Inteltek"), Libero Interaktif Hizmetler AS ("Libero"), Bilisim Telekomunikasyon Hizmetleri AS ("Bilisim Telekomunikasyon") and Turktell Uluslararasi Yatirim Holding AS ("Turktell Uluslararasi"). The subsidiaries are owned 100%, 99%, 100%, 75%, 60%, 100%, 60%, 100%, 55%, 55%, 100% and 100%, respectively, by Turkcell or its subsidiaries.

(2) Financial Position and Basis of Preparation of Financial Statements

        The Company maintains their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in their respective countries of residence. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States of America (US GAAP).

        In accordance with the Law No. 5083, beginning from January 1, 2005, New Turkish Lira ("TRY") is the new currency of Republic of Turkey. The sub unit of the New Turkish Lira is New Kurus (1 TRY=100 NKr). In translating Turkish Lira ("TL") values to TRY, one million Turkish Liras will be equal to 1 TRY. New monetary unit of Turkish Republic is simplified by removing six zeros from TL. Accordingly, all TL figures within the notes to consolidated financial statements are presented on TRY basis.

        In 2004 and 2005 Turkcell's statutory capital increased from TRY 500 million to TRY 1,474.6 million and TRY 1,854.9 million, respectively, by adding TRY 352.2 of the total dividend for the years 2003 and 2004 and the statutory capital inflation adjustment (included in the financial statements prepared in accordance with the accounting standards promulgated by the Turkish Capital Markets Board) amounting to TRY 1,002.7 million for 2003 and 2004 in total. As a result of the aforementioned transactions, the Company issued 1,354,887,341,000 new shares and these were accounted for as stock splits. The share data in the accompanying consolidated balance sheets as of December 31, 2003 and 2004 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 2004 and the per-share computations have been revised to reflect the new number of shares.

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

        Commission fees relate to the operating a central betting system. Such fees are recognized at the time the services related with the betting games are rendered.

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

        Expenses:

        Direct costs of revenues mainly include ongoing license fee, interconnection expenses, transmission fees, base station rents, depreciation and amortization charges and technical, repair and maintenance expenses directly related to services rendered.

        Direct cost of subscription fees, simcard and prepaid simcard sales include activation fees paid to dealers, certain subscriber acquisition costs, cost of simcard sales and simcard subsidies. Selling and marketing and general and administrative costs are charged to expenses as incurred.

(b)
Principles of consolidation

        As of December 31, 2004, the consolidated financial statements include the accounts of Turkcell and seventeen (2003: twelve) majority owned subsidiaries and of Cellco, which is consolidated under the guidance of FIN 46 (R). The Company's investment in Fintur is accounted for under the equity method of accounting (Note 12). All significant intercompany balances and transactions have been eliminated in consolidation. Minority interest in net assets and net income of the consolidated subsidiaries are separately classified in the consolidated balance sheets and consolidated statements of operations.

(c)
Principles of translation of the financial statements into US Dollar

        Turkcell and its subsidiaries record transactions in their local currencies, which represent their functional currency. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into New Turkish Lira at the exchange rates ruling at balance sheet date, with the resulting exchange differences recognized in the determination of net income.

        Financial statements of Turkcell, Kibris Telekom, Global, Corbuss, Turktell, Hayat, Kibrisonline, Iyi Eglenceler, Digikids, Mapco, Inteltek, Libero, Bilisim Telekomunikasyon and Turktell Uluslararasi have been translated into the US Dollar, the reporting currency, in accordance with the relevant provisions of SFAS No. 52, "Foreign Currency Translation" as applied to entities in highly inflationary economies. Accordingly, revenues, costs, capital and nonmonetary assets and liabilities are translated at historical exchange rates while monetary assets and liabilities are translated at the exchange rates prevailing at balance sheet dates. All foreign exchange adjustments resulting from translation of the financial statements into US Dollar are included in the determination of net income, as "translation loss".

        The financial statements of majority owned subsidiaries DCC, Euroasia, Astelit and Eastasia, and equity investee Fintur have been translated into US Dollars in accordance with the relevant provisions of SFAS No. 52. All foreign exchange adjustments resulting from translation of the financial statements of DCC, Euroasia, Astelit, Eastasia and Fintur into US Dollar are included in a separate section of shareholders' equity titled "Accumulated other comprehensive income (loss)".

(d)
Held to maturity securities

        Held to maturity securities at December 31, 2004, consist of treasury bills and government bonds. The Company classifies its financial assets in one of the three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those debt securities in which the Company has the positive intent and ability to hold the security until maturity. All securities not classified as either trading securities or held to maturity securities are classified as available for sale securities.

        Trading and available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in the determination of net income. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

        Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

(e)
Fixed assets and intangibles

        Fixed assets and intangibles are stated at historical cost less accumulated depreciation and amortization. Leases of plant and equipment under which the Company assumes substantially all the risks and the rewards incidental to ownership are classified as finance leases. Other leases are classified as operating leases.

        Finance leases are recognized in the balance sheet by recording an asset and liability equal to the present value of minimum lease payments at the inception of the lease. Capitalized finance leases are depreciated over the estimated useful life of the asset or the lease term where appropriate. Lease liabilities are reduced by repayments of principal, while the interest charge component of the lease payment is charged to statement of operations. Depreciation and amortization is provided using straight-line method at rates established based on the estimated economic lives of the related assets.

The annual rates used approximate the estimated economic lives of the related assets and are as follows:

Building	4.0%
Machinery and equipment	12.0%-20.0%
Furniture, fixture and equipment	20.0%-25.0%
Motor vehicles	20.0%-25.0%
Leasehold improvements	20.0%-36.0%
Intangibles	4.0%-50.0%

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

(f)
Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. At December 31, 2003 and 2004, inventories consisted of simcards and scratch cards (finished goods) totaling to $9,222 and $13,007, respectively.

(g)
Income taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's deferred tax assets and liabilities have been remeasured into US Dollar in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes", and the transaction gains and losses that result from such remeasurement have been included within the translation loss in the consolidated financial statements.

(h)
Use of estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual amounts could differ from those estimates. Significant estimates and assumptions include the depreciable/amortizable lives of fixed assets and intangibles, amounts reflected as allowances for doubtful receivables, valuation allowances on deferred tax assets and amounts reflected as accruals for liabilities arising from legal proceedings.

(i)
Transactions with related parties

        For reporting purposes, investee companies and their shareholders, shareholders of Turkcell and the subsidiaries and the companies that the shareholders have a relationship with are considered to be related parties.

(j)
Impairment of long-lived assets

        In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets", long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization and cost method investments, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(k)
Earnings per share

        In accordance with SFAS No. 128, "Earnings Per Share", basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share do not differ from basic earnings per share for all periods presented, as the Company has no common stock equivalents.

(l)
Comprehensive income

        Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company's comprehensive income differs from net income applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders' equity for the period. Comprehensive income for the years ended December 31, 2002, 2003 and 2004 was $45,234, $216,938 and $516,311, respectively.

(m)
Derivative instruments and hedging activities

        The Company holds derivative financial instruments for trading purposes and recognizes these derivative instruments as either assets or liabilities in the consolidated balance sheet and measures these instruments at fair value. As of December 31, 2003, the Company did not have any freestanding or embedded derivatives in material amounts. As of December 31, 2004, the Company entered into forward contracts amounting to $23,000 to minimize currency risk.

(n)
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

(o)
Business combinations and goodwill and other intangible assets

        Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002. Pursuant to SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of this statement. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144. (Note 15)

(p)
Retirement pay liability

        Under the terms of the existing labor law in Turkey, the Company is required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause, or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days' pay at the rate of pay applicable at the date of retirement or termination with a maximum payout of approximately one thousand US Dollar per year of employment. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using an annual discount rate of 5.5%.

(q)
Deferred financing cost

        Certain financing costs associated with the borrowings of funds are deferred. Deferred financing costs are recorded in other current assets $3,204 and in long-term assets $217 in the accompanying consolidated balance sheet at December 31, 2004 (2003: $2,565 and $1,665). These assets are amortized over the terms of the related borrowings as an adjustment to interest expense in the accompanying consolidated statements of operations. (Note 10)

(r)
Consolidation of variable interest entities

        On December 24, 2003, the FASB issued FIN 46 (R). It addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, should consolidate the entity. It replaces FIN 46, which was issued on January 17, 2003. As of December 31, 2003 and 2004, the Company determined Cellco as a variable interest entity as defined in Paragraph 6 of FIN 46 (R). In addition, the Company determined that Turkcell is the primary beneficiary of Cellco as defined in Paragraph 15 of FIN 46 (R). Accordingly, Turkcell consolidated Cellco in its financial statements as of and for the year ended December 31, 2003 and 2004. The adoption of FIN 46 (R) did not have a material effect on the Company's consolidated financial statements.

(4) New Accounting Standards Issued

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions". The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The provisions of SFAS No. 153 shall be applied prospectively. The adoption of SFAS No. 153 is not expected to have a material effect on the Company's consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment". SFAS No. 123(R) requires that the compensation costs relating to share-based payment transactions will be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123(R) as of the first annual reporting period that begins after June 15, 2005. The adoption of SFAS No. 123(R) is not expected to have a material effect on the Company's consolidated financial statements.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing", to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The provisions of SFAS No. 151 should be applied prospectively. The adoption of SFAS No. 151 is not expected to have a material effect on the Company's consolidated financial statements.

        In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations an interpretation of SFAS No. 143". FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations". An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and or through the normal operation of the asset. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application for interim financial information is permitted but is not required. The adoption of FIN 47 is not expected to have a material effect on the Company's consolidated financial statements.

        In March 2005, the FASB staff issued FASB Staff Position ("FSP") FIN 46 (R)-5, "Implicit Variable Interests under FIN 46 (R), Consolidation of Variable Interest Entities". FIN 46 (R)-5 is issued to address whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity ("VIE") or potential VIE when specific conditions exist. This issue commonly arises in leasing arrangements among related parties, and in other types of arrangements involving related parties and previously unrelated parties. For entities to which FIN 46(R) has been applied, the guidance in FIN 46 (R)-5 shall be applied in the first reporting period beginning after March 3, 2005 in accordance with the transition provisions of Interpretation 46(R). Early application is permitted for periods for which financial statements have not yet been issued. The adoption of FSP FIN 46(R)-5 is not expected to have a material effect on the Company's consolidated financial statements.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No. 154. SFAS No. 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after SFAS 154 is issued. The adoption of SFAS No. 154 is not expected to have a material effect on the Company's consolidated financial statements.

(5) Fair Value of Financial Instruments:

        The Company's financial instruments consist of cash and cash equivalents, held to maturity securities, trade receivables and accrued income, due from related parties, other current assets, other long term assets, short and long term borrowings and trade payables, due to related parties and other long term liabilities.

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(a)
Cash and cash equivalents, trade receivables and accrued income, due from related parties, other current assets, trade payables and due to related parties

        The carrying amounts approximate fair value because of the short maturity of those instruments. Forward contracts are presented under other current assets and current market pricing models are used to estimate their fair values.

(b)
Held to maturity securities

        The fair values of treasury bills and government bonds (both are classed as held-to-maturity investments) are based on quoted market prices cost at December 31, 2004.

(c)
Due from related parties—long term

        The carrying amount approximates fair value since they are included in the consolidated balance sheets at their present values.

(d)
Short and long term borrowings

(i)
Cellco 12.75% senior notes: The fair value is estimated based on the quoted market prices at December 31, 2004.

(ii)
Borrowings from Akbank, Garanti, Murabaha Syndicated facility, ABN Amro NV and Ericsson Credit AB: The carrying amount approximates fair value because the interest rate varies based on the London or Euro interbank offered rates.

(iii)
Other short term bank loans and overdrafts: The carrying amount approximates fair value because of the short maturity of those instruments.

(e)
Long term trade payables

        Long term trade payables are comprised of the amount due to Turk Telekom with respect to interconnection dispute. The carrying amount approximates fair value since long term trade payable included in the consolidated balance sheets at its present values at December 31, 2004.

        The estimated fair values of the Company's financial instruments at December 31, 2003 and 2004 are as follows:

	December 31, 2003		December 31, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$582,680	582,680	763,821	763,821
Held to maturity securities	—	—	45,329	46,129
Trade receivables and accrued income	255,017	255,017	271,792	271,792
Due from related parties	70,625	70,625	103,948	103,948
Other current assets	1,601	1,601	164,750	164,750
Due from related parties-long term	56,611	56,611	65,971	65,971
Held to maturity securities-long term	1,993	2,230	10,266	10,696
Other long term assets	2,038	2,038	1,172	1,172
Short term borrowings
—Current portion of long term borrowings
Practicable to estimate fair value	87,500	87,500	548,356	562,593
Not practicable	5,875	—	—	—
—Other short term bank loans and overdrafts	1,656	1,656	723	723
Trade payables	47,519	47,519	616,816	616,816
Due to related parties	4,585	4,585	6,711	6,711
Long term borrowings	512,500	558,500	266,447	266,447
Long term trade payables	—	—	213,740	213,740

(6) Cash and Cash Equivalents

      Cash and cash equivalents of $582,680 and $763,821 at December 31, 2003 and 2004, respectively, consist of cash on hand, overnight repurchase agreements, demand at banks and time deposits at banks.

        At December 31, 2004, cash and cash equivalents amounting to $408,984 (2003: $380,124) were deposited in the banks, which are owned and/or controlled by Cukurova Group, a significant shareholder of the Company.

(7) Held to Maturity Securities

        As of December 31, 2004, the short-term portion of held to maturity securities consist of treasury bills and government bonds with original maturities within one year and the Company has the positive intent and ability to hold these treasury bills and government bonds until maturity. These treasury bills and government bonds are recorded at amortized cost. These securities will mature between July and September 2005.

        As of December 31, 2004, government bonds amounting to $10,266 with maturity of September 13, 2006, are classified as "held to maturity securities-long-term".

        As of December 31, 2004, fair values and unrecognized holding gains of such treasury bills and government bonds amounted to $56,825 and $1,230, respectively.

(8) Trade Receivables and Accrued Income, net

        At December 31, 2003 and 2004, the breakdown of trade receivables and accrued income is as follows:

	December 31, 2003	December 31, 2004
Receivables from subscribers	$256,597	258,560
Accounts and checks receivable	40,749	77,027
Receivable from Turk Telekom	17,662	—

	315,008	335,587
Accrued service income	75,929	70,120
Allowance for doubtful receivables	(135,920)	(133,915)

	$255,017	271,792

        Receivables from Turk Telekom as of December 31, 2003 represent amounts that are due from Turk Telekom under the Interconnection Agreement (Note 28). The Interconnection Agreement provides that Turk Telekom will pay Turkcell for Turk Telekom's fixed-line subscribers' calls to GSM subscribers.

        On October 13, 2004, Turkcell settled its infrastructure usage dispute with Turk Telekom by an agreement through negotiation. Turkcell and Turk Telekom agreed on Turk Telekom's receivables with respect to infrastructure usage dispute being TRY 102 million (equivalent to $76,037 at December 31, 2004) and Turkcell's receivables with respect to 15% fund payment being TRY 39.5 million (equivalent to $29,396 at December 31, 2004). After netting such amounts, Turkcell agreed with Turk Telekom that Turkcell owed Turk Telekom TRY 62.5 million (equivalent to $46,641 at December 31, 2004). As of December 31, 2004, and June 24, 2005, Turkcell had paid down TRY 22.3 million (equivalent to $16,594 at December 31, 2004) and TRY 63.2 million (equivalent to $47,074 at December 31, 2004) including interest of the liability.

        The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

        Movements in the allowance for doubtful receivables are as follows:

	December 31, 2003	December 31, 2004
Beginning balance	$126,677	135,920
Provision for doubtful receivables	13,415	14,572
Write offs	(27,715)	(22,890)
Effect of change in exchange rate	23,543	6,313

Ending balance	$135,920	133,915

(9) Due from Related Parties

        As of December 31, 2003 and December 31, 2004, the balance comprised:

	December 31, 2003	December 31, 2004
KVK Teknoloji Urunleri AS ("KVK Teknoloji")	$31,287	37,019
A-Tel Pazarlama ve Servis Hizmetleri AS ("A-Tel")	21,019	24,549
Parman Ertabat	—	20,982
Digital Platform Iletisim Hizmetleri AS ("Digital Platform")	8,000	8,995
Other	10,319	12,403

	$70,625	103,948

        Substantially all of the significant due from balances are from Cukurova Group.

        Due from KVK Teknoloji, a company whose majority shares are owned by some of the shareholders of the Company, mainly resulted from simcard and prepaid card sales to this company. (Note 27)

        Due from A-Tel, a 50-50 joint venture of Yapi Kredi Bankasi AS ("Yapi Kredi") a shareholder of the Company and Savings Deposit Insurance Fund ("SDIF"), mainly resulted from simcard and prepaid card sales to this company. (Note 27)

        Due from Parman Ertabat, an equity investment of one of the shareholders of the Company, resulted from the payment of capital contribution by Turkcell to Irancell's share capital on behalf of Parman Ertabat. This receivable has been collected in March 2005.

        Due from Digital Platform, a company whose majority shares are owned by some of the shareholders of the Company, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. (Notes 11 and 27)

(10) Other Current Assets

        At December 31, 2003 and December 31, 2004, the balance comprised:

	December 31, 2003	December 31, 2004
Value added tax ("VAT") receivable	$—	149,777
Restricted cash	—	110,166
Telecommunications Authority income accrual (Note 28)	—	39,903
Advances to suppliers	7,013	3,381
Deferred financing costs	2,565	3,204
Promotional material	3,600	2,932
Prepaid taxes	37,755	273
Other	12,085	16,105

	$63,018	325,741

        In accordance with the settlement agreements signed with Turk Telekom regarding infrastructure and interconnection disputes, Turk Telekom has issued invoices amounting to TRY 1,946.6 million (equivalent to $1,450,396 at December 31, 2004). Turkcell has the right to deduct VAT charged to Turkcell on Turk Telekom invoices from its VAT payable amount. VAT receivable represents the net balance of VAT on such invoices and VAT receivables and payables arising in the ordinary course of business.

        Restricted cash represents the capital contribution for Irancell deposited in escrow account in Iran. This cash was released to Turkcell and paid back in March 2005.

(11) Due from Related Parties—Long Term

	December 31, 2003	December 31, 2004
Digital Platform	$56,112	64,199
Other	499	1,772

	$56,611	65,971

        Due from Digital Platform mainly resulted from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. Such receivables amounting TRY 113.5 million (equivalent to $84,600 as of December 31, 2004) are discounted at a rate of 6% resulting in $11,406 interest expense in its consolidated financial statements as of and for the year ended December 31, 2004. Management expects to collect such these receivables until 2009. In addition to the short and long-term due from Digital Platform of $73,194, Turkcell is subject to a guarantee agreement of $25,066 (Note 28). Therefore, Turkcell has financial concentration exposure of $98,260 at December 31, 2004. Subsequent to December 31, 2004, the Company paid EUR 10,662 (equivalent to $14,513 at December 31, 2004) in connection with the aforementioned guarantees. Management believes that it is unlikely that the Company will not recover such exposure based on the discussions with the management of Digital Platform.

(12) Investments

        At December 31, 2003 and December 31, 2004, investments in associated companies were as follows:

	December 31, 2003	December 31, 2004
Fintur	$127,179	175,141
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS ("Aks TV")	15,750	15,750
Basin Yatirim Sanayi ve Ticaret AS ("Basin Yatirim")	6,869	6,869

	$149,798	197,760

        At December 31, 2003 and 2004, the Company's ownership interest in Fintur was 41.45%. Fintur is accounted for under the equity method.

        In 2003, the Company acquired a 6.24% interest in Aks TV and a 8.23% interest in Basin Yatirim, media companies owned by the Cukurova Group. Investments in these companies are accounted for under cost method.

        Aggregate summarized information of Fintur as of December 31, 2003 and December 31, 2004 and for the years ended December 31, 2002, 2003 and 2004 are as follows:

	December 31, 2003	December 31, 2004
Current assets	$120,372	146,258
Non current assets	440,926	652,447

	561,298	798,705

Current liabilities	211,885	237,064
Non-current liabilities	159,517	256,029
Shareholders' equity	189,896	305,612

	$561,298	798,705

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
Revenues	$239,637	339,150	556,902
Direct cost of revenues	(120,722)	(163,834)	(234,401)
(Loss) income before taxes	(49,454)	58,738	138,276
Net (loss) income	(62,645)	45,662	105,297

(13) Fixed Assets, net

      As of December 31, 2003 and 2004, the analysis of fixed assets is as follows:

	Useful Lives	December 31, 2003	December 31, 2004
Operational fixed assets:
Base terminal stations	8 years	$971,805	1,014,085
Mobile switching center/Base station controller	8 years	828,969	869,981
Minilinks	8 years	205,327	219,739
Supplementary system	8 years	36,333	37,440
GSM services equipment	8 years	87,853	91,575
Betting equipment	7-8 years	3,501	14,458
Call center equipment	5 years	9,127	12,110

		2,142,915	2,259,388
Accumulated depreciation		(1,102,066)	(1,361,927)

Operational fixed assets, net		1,040,849	897,461
Non-operational fixed assets:
Land		773	899
Buildings	25 years	174,038	179,226
Furniture, fixture and equipment	4-5 years	157,020	165,301
Motor vehicles	4-5 years	8,072	8,710
Leasehold improvements	3-5 years	54,032	52,448

		393,935	406,584
Accumulated depreciation		(209,847)	(242,777)

Non-operational fixed assets, net		184,088	163,807

		$1,224,937	1,061,268

        At December 31, 2003 and 2004, total fixed assets acquired under finance leases amounted to $72,351 and $81,497, respectively. Depreciation of these assets amounted to $3,389, $3,678 and $4,167 for the years ended December 31, 2002, 2003 and 2004, respectively, and is included in depreciation expense.

        Depreciation expenses for the years ended December 31, 2002, 2003 and 2004 are $307,502, $309,425 and $304,233, respectively.

(14) Construction in Progress

        At December 31, 2003 and 2004, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

	December 31, 2003	December 31, 2004
Turkcell-GSM network	$51,203	138,303
Astelit GSM network	—	67,077
Non-operational items	1,525	9,239
Turkcell-other projects	400	6,915
Kibris Telekom-GSM network	630	451
Other	—	8,206

	$53,758	230,191

(15) Intangibles, net

      As of December 31, 2003 and 2004, intangibles consisted of the following:

	Useful Lives	December 31, 2003	December 31, 2004
GSM and other telecommunications licenses	4-25 years	$500,000	572,181
Computer software	3-8 years	762,753	860,253
Transmission lines	10 years	15,708	19,531
Central betting system operating right	4-5 years	—	2,641
Customer base	2 years	—	1,132

		1,278,461	1,455,738
Accumulated amortization		(454,492)	(574,227)

		$823,969	881,511

        GSM and other telecommunications licenses are comprised of a 25 year GSM license of Turkcell amounting to $500,000 (Note 1), GSM licenses of Astelit amounting to $66,319, including a GSM 1800 license, and three licenses for local telephone network construction, maintenance and use compliant to D-AMPS standard of DCC totalling to $5,564 and Bilisim Telekom long distance telecommunications service right amounting to $298. GSM frequencies licenses of Astelit will expire on June 8, 2008, March 3, 2019 and July 26, 2019. Astelit GSM Activity license will expire on June 8, 2008. DCC licenses for local telephone network construction, maintenance and use compliant to D-AMPS standard will expire on July 8, 2005, October 30, 2017, and December 15, 2018 respectively. DCC Long distance and international carrier services license will expire on June 17, 2013. Long distance telecommunications service right of Bilisim Telekom will expire on November 19, 2019.

        In 2004, Turkcell's investments in intangibles mainly comprise of computer software for upgrading the GSM network amounting $98,859 (2003: $76,167).

        As of December 31, 2003 and 2004, amortized intangible assets and related amortization are as follows:

	2004 Gross carrying Amount	2004 Accumulated Amortization
GSM and other telecommunications licenses	$572,181	133,879
Computer software	860,253	431,242
Transmission lines	19,531	8,291
Central betting system operating rights	2,641	463
Customer base	1,132	352

	$1,455,738	574,227

	2003 Gross carrying Amount	2003 Accumulated Amortization
GSM and other telecommunications licenses	$500,000	113,333
Computer software	762,753	335,012
Transmission lines	15,708	6,147

	$1,278,461	454,492

  Aggregate amortization expense

        Aggregate amortization expense for the years ended December 31, 2002, 2003 and 2004 are $104,132, $112,049 and $119,920, respectively.

  Estimated amortization expense

For the year ended December 31, 2005	$141,926
For the year ended December 31, 2006	139,645
For the year ended December 31, 2007	129,824
For the year ended December 31, 2008	84,056
For the year ended December 31, 2009	$53,624

        As of December 31, 2004, the Company does not have any indefinite live intangible assets. Goodwill amounting to $1,349 as of December 31, 2004 was recorded on the acquisition of the remaining 30% shares of Mapco.

        In February 2004, the Company created a new wholly-owned company named Euroasia to acquire the business of DCC, and capitalized it with cash contributions of $50,000. Simultaneously, the owners of DCC contributed the shares of DCC to Euroasia in exchange for a 49% interest in the company. The acquisition of DCC significantly expands the Company's potential subscriber market, and Turkcell holds a 54.2% interest in DCC as of June 24,2005.

        DCC, which holds a 99% interest in Astelit, owns three licenses on local telephone network construction, maintenance and use compliant to D-AMPS standard and three GSM frequency licenses, one GSM activity license and one license on long distance and international traffic carriage business. Our intention is to work on building a fundamentally sound business in the Ukraine.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition determined based on an independent third party valuation.

Current assets	$2,807
Property and equipment	16,993
Intangible assets	72,514

Total assets acquired	92,314
Current liabilities	(26,415)
Non-current liabilities	(17,899)

Total liabilities assumed	(44,314)

Net assets acquired	$48,000

        Intangible assets amounting to $72,514 mainly comprise of licenses amounting to $71,338.

        The consolidated financial position of Euroasia as of December 31, 2004 and results of its operations for the ten month period ended December 31, 2004 are included in the accompanying consolidated balance sheet as of December 31, 2004 and statement of operations for the year ended December 31, 2004, respectively.

(16) Short Term Borrowings

        At December 31, 2003 and December 31, 2004, short-term borrowings comprised the following:

	December 31, 2003	December 31, 2004
Current portion of long term borrowings (Note 21)	$93,375	548,356
Other short term bank loans and overdrafts	1,656	723

	$95,031	549,079

(17) Trade Payables

      At December 31, 2004, the balance mainly consists of the payable to Turk Telekom regarding to the settlements with respect to the disputes on Turk Telekom interconnection fee and Turk Telekom infrastructure usage amounting to $490,256 and $32,649, respectively (Note 28). At December 31, 2004, $213,740 of total payables due to the dispute on Turk Telekom interconnection fee amounting to $703,996 is classified as "long term trade payables" as a result of the payment terms agreed. The remainder of the balance includes amounts due to Ericsson Turkey, Ericsson Radio Systems AB ("Ericsson Sweden") and Ericsson AB totaling to $15,138 (December 31, 2003: $11,631) resulting from fixed asset purchases, site preparation and other services, and amounts due to other suppliers totaling to $78,773 (December 31, 2003: $35,888) arising in the ordinary course of business.

        Turkcell is party to a series of supply agreements with Ericsson Turkey (collectively the "Supply Agreements") under which Ericsson Turkey supplies Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also provide Turkcell a non-exclusive restricted software license for GSM software. Under the Supply Agreements, Ericsson Sweden guarantees all of Ericsson Turkey's obligations to Turkcell.

        Turkcell also entered into a GSM service agreement with Ericsson Sweden under which Ericsson Sweden supplies Turkcell with the following system services: trouble report handling service, hardware service, consultation service and emergency service. This agreement expired on December 31, 1998 but contains successive one-year automatic renewals up until December 31, 2005 unless terminated by either party in writing no later than nine months prior to the expiration of the then current term. This clause of the agreement is valid until December 31, 2005. Turkcell and Ericsson Sweden have signed a supplementary agreement which came into effect on January 1, 2005 and extended the agreement until December 31, 2006.

(18) Due to Related Parties

        As of December 31, 2003 and 2004, due to related parties comprised:

	December 31, 2003	December 31, 2004
Baytur Insaat Taahhut A.S ("Baytur")	$—	2,629
Hobim Bilgi Islem Hizmetleri AS ("Hobim")	1,694	1,908
Yapi Kredi Sigorta AS ("Yapi Kredi Sigorta")	792	555
Turkiye Genel Sigorta AS ("Genel Sigorta")	976	62
Other	1,123	1,557

	$4,585	6,711

        Substantially all of the significant due to balances are related to Cukurova Group.

        Due to Baytur, a company whose majority shares are owned by some of the shareholders of the Company, resulted from a construction contract, signed on October 19, 2004, which is part of Turkcell's dealer loyalty program. (Note 27)

        Due to Hobim, a company whose majority shares are owned by some of the shareholders of the Company, resulted from the invoice printing services rendered by this company.

        Due to Genel Sigorta and Yapi Kredi Sigorta, companies whose majority shares are owned by some of the shareholders of the Company, resulted from health and life insurance premiums of the Company's personnel.

(19) Other Current Liabilities and Accrued Expenses

        At December 31, 2003 and 2004, the balance comprised:

	December 31, 2003	December 31, 2004
License fee accrual—the Turkish Treasury (Note 28)	$538,930	246,857
Deferred income	85,223	111,718
Selling and marketing expense accruals	27,317	26,941
Taxes and withholdings	137,446	26,246
Accrued interest on borrowings	22,399	25,043
Personnel bonus accrual	8,871	15,752
Lease obligations—short term portion (Note 22)	12,993	13,797
Telecommunications Authority share accrual	12,005	11,242
Transmission fee accrual	16,671	10,037
Interconnection dispute accrual (Note 28)	461,803	—
Telecommunications Authority penalty accrual (Note 28)	104,476	—
Annual frequency usage fee (Note 28)	94,111	—
Other expense accruals	44,407	35,842

	$1,566,652	523,475

        At December 24, 2004, Turkcell signed settlement agreements with the Turkish Treasury and Turk Telekom regarding treasury share and interconnection fee disputes. (Note 28)

        Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to Telecommunications Authority and personnel income taxes.

(20) Taxes on Income

        The income tax benefit (expense) is attributable to income from continuing operations and consists of:

	Year Ended December 31,
	2002	2003	2004
Current tax charge	—	(61,045)	(94,296)
Deferred tax benefit (expense)	—	538,330	(187,064)

Income tax benefit (expense)	—	477,285	(281,360)

        Income tax benefit (expense) attributable to income from continuing operations was nil, $477,285 and $(281,360) for the years ended December 31, 2002, 2003 and 2004, respectively. These amounts are different from the amount computed by applying the Turkish income tax rate of 33% (2002 and 2003: 30%) to pretax income from continuing operations as a result of the following:

	Year Ended December 31,
	2002	2003	2004
Computed "expected" tax benefit (expense)	(15,634)	77,387	(263,398)
Non taxable translation loss	(45,052)	(147,542)	(75,214)
Investment tax credit	122,150	62,949	42,532
Change in valuation allowance	7,874	441,159	(6,338)
Effect of change in tax laws	—	22,782	5,207
Disallowed financial expenses	(28,811)	(8,577)	—
Nondeductible items	(40,812)	(18,693)	(8,066)
Nontaxable items	—	38,477	21,898
Other	285	9,343	2,019

Income tax benefit (expense)	—	477,285	(281,360)

        For the years ended December 31, 2002, 2003 and 2004 substantially all income from continuing operations and related tax benefit (expense) was domestic.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2003 and December 31, 2004 are presented below:

	December 31, 2003	December 31, 2004
Deferred tax assets:
Accrued expenses	$345,363	334,288
Accounts and other receivables (principally due to allowance for doubtful accounts) and other	71,867	20,562
Net operating loss carry forwards	12,690	21,086
Tax credit carry forwards (Investment tax credit)	342,964	313,120

Gross deferred tax assets	772,884	689,056
Less: Valuation allowances	(11,038)	(17,177)

Deferred tax assets	761,846	671,879
Deferred tax liabilities:
Fixed assets and intangibles, principally due to financial leases, differences in depreciation and amortization, and capitalization of interest and foreign exchange loss for tax purposes	(222,783)	(325,884)

Total deferred tax liabilities	(222,783)	(325,884)

Net deferred tax assets	$539,063	345,995

        At December 31, 2004, net operating loss carry forwards are as follows:

Year	Amount	Expiration Date
2000	$4,450	2005
2001	8,511	2006
2002	3,202	2007
2003	18,923	2008
2004	37,227	2009 thereafter

        Non taxable translation gain (loss) results from translation of TRY denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies. Under SFAS No. 109, such translation gains and losses between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation of TRY denominated fixed assets and intangibles into the US Dollar.

        The Turkish Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM and call center operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax). As of December 31, 2004, investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4,459,855 (December 31, 2003: $4,389,386) in qualifying expenditures, as defined in the certificates. As of December 31, 2004, the Company had incurred cumulative qualifying expenditures of approximately $3,064,469 (December 31, 2003: $3,362,333), resulting in tax credit carryforwards under the certificates of approximately $313,120 (December 31, 2003: $342,964) which can be carried forward indefinitely. The certificates are denominated in TRY. However, approximately $677,433 of qualifying expenditures through December 31, 2004 (December 31, 2003: $2,087,834) under such certificates is indexed against future inflation.

        The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. The Company forecasts taxable income in 2005 and onwards and has generated taxable income for past two years. Currently, economic and political situation in Turkey became more stable and there are positive expectations about the near term future. Further, there are positive developments regarding the Turkey's membership to the European Union. In the fourth quarter of 2004, the member states of European Union decided that the membership discussions with Turkey will start on October 3, 2005. Such decision is expected to have certain political and economic benefits for Turkey in near future. Furthermore, the settlement agreements with Turk Telekom and the Turkish Treasury have been signed in the fourth quarter of 2004. Management believes that these developments provide management a better visibility about the near term future. As a result, as of December 31, 2004, management's assessment of the realizability of the deferred tax assets and related valuation allowance requirements is consistent with that made at December 31, 2003. Management concluded that it was more likely than not that the deferred tax assets of $345,995 were realizable. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, management believes a valuation allowance should continue to be provided on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries, as they are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $17,177 is recorded as of December 31, 2004 (December 31, 2003: $11,038) for such amounts. The valuation allowance at December 31, 2003 and December 31, 2004 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not the net deferred tax asset of approximately $345,995 as of December 31, 2004, will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. The Company will continue to evaluate the realizability of its deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

        In accordance with the Law No. 4842, which made changes in certain laws announced on April 24, 2003, the surcharge of 10% applied on the corporation tax is abolished effective for all tax returns filed on or after January 1, 2004. Accordingly, substantially all taxable income earned from January 1, 2003 is taxed at a rate of 30%. However, in accordance with the Law No. 5035, which was enacted during December 2003 and announced on January 2, 2004, the corporation tax rate will be applied as 33% for taxable income earned in 2004 only.

        Further, in accordance with the Law No. 5024, effective from January 1, 2004, taxable income is determined based on the financial statements restated for the effects of inflation if the cumulative three-year inflation rate exceeds 100% and annual inflation rate in the current period exceeds 10%. Accordingly, taxable income for the year ended December 31, 2004 has been determined based on such restated financial statements. However, on April 19, 2005, the Ministry of Finance declared that since the cumulative three-year inflation rate does not exceed 100% and the annual inflation rate in the current period does not exceeds 10%, financial statements as of and for the three month period ended March 31, 2005 are not subject to the restatement for the determination of taxable income. It is not certain yet that whether financial statements for the remaining quarters of 2005 or for whole year will be restated for the determination of taxable income or not. The change in tax law is not expected to have a material impact on future taxable income.

(21) Long Term Borrowings

        At December 31, 2003 and 2004, long-term borrowings comprised:

	Interest rate (%)	Contractual maturity	December 31, 2003	December 31, 2004
Cellco 12.75% senior notes, due 2005	12.75%	August 2005	$400,000	335,000
Murabaha syndicated facility	Libor + 4.50%	June 2006	—	100,000
Akbank TAS ("Akbank")—2	Libor + 3.50%	February 2007	—	100,000
Turkiye Garanti Bankasi AS
("Garanti Bankasi")—2	Libor + 3.40%	March 2007	—	100,000
Akbank—1	Libor + 5.25%	June 2005	125,000	62,500
Garanti Bankasi—1	Libor + 5.62%	April 2006	75,000	50,000
Ericsson Credit AB	Libor + 5.00%	January 2006	—	37,170
ABN Amro NV-1	Euribor + 2.80%	December 2005	—	26,712
ABN Amro NV-2	Libor + 3.00%	May 2006	—	3,372
Nordbanken—Stockholm	Libor + 0.60%	September 2004	5,875	—
Other			—	49

			605,875	814,803
Less: Current portion of long term borrowings (Note 16)			(93,375)	(548,356)

			$512,500	266,447

        In the years ended December 31, 2003 and 2004, the average borrowings outstanding were $1,017,424 and $801,385, respectively.

        Cellco 12.75% senior notes, due 2005

        On December 22, 1999, the Company entered into an Issuer Credit Agreement (the "1999 Issuer Credit Agreement") with Cellco in connection with the issuance by Cellco of $400,000 12.75% Senior Notes due 2005 (the "Senior Notes").

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

        The Senior Notes are limited in aggregate amount to $500,000, $400,000 of which was issued in the offering and $100,000 of which may be offered from time to time in the future. In the event of such a future offering, the notes offered thereby would have the same terms as the Senior Notes. The Senior Notes mature at par on August 1, 2005. Interest accrues at the rate of 12.75% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 2000, to the registered holders at the close of business on the preceding January 15 and July 15.

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

        During 2003 and 2004, the Company invested in the 12.75% Senior Notes issued by Cellco. The nominal value and amortized cost of such bonds amounted to $65,000 and $73,113, respectively. Reacquisition of these bonds is considered an early extinguishment of debt under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The difference between the reacquisition price and net carrying amount of Cellco bonds amounting to $8,113 is reported in general and administrative expenses.

        Murabaha syndicated facility

        Turkcell signed a Murabaha syndicated facility, which is led by HSBC Bank AS and the Islamic Development Bank, amounting to $100,000 on January 16, 2004. Initial drawdown was made on March 3, 2004 and the last drawdown was made on June 16, 2004. The facility has a maturity of two years from each drawdown. Each withdrawal will be repaid in five equal installments starting from one year after the initial withdrawal. The availability period was 180 days from the date of agreement and the grace period was one year from each drawdown. The facility is unsecured and used for certain qualified equipment purchases.

        Akbank 2

        On February 11, 2004, Turkcell utilized a new facility of $100,000 from Akbank. The loan will be repaid in three equal installments on February 11, 2005, February 13, 2006 and February 12, 2007. The loan is used for working capital requirements.

        Garanti Bank 2

        On March 8, 2004, Turkcell utilized a new facility of $100,000 from Garanti Bank. The loan will be repaid in four equal installments on September 8, 2005, June 8, 2006, December 8, 2006 and March 8, 2007. The loan is used for working capital requirements.

        Ericsson Credit AB

        For the purpose of establishing a GSM network in Ukraine, Astelit signed a vendor financing agreement with Ericsson AB and Ericsson Credit AB on June 30, 2004 at the amount of $89,042. Under this agreement, Ericsson AB committed to provide equipments and services and Ericsson Credit AB committed to provide credit facilities available to Astelit in respect of equipment and service purchases from Ericsson AB.

        As of December 31, 2004, Astelit has utilized $37,170 of the facility provided by Ericsson Credit AB. Remaining financing will be utilized as the equipments and services are purchased from Ericsson AB. Shareholders of Astelit have provided letters of guarantees for the facility, which will be repaid in 2005 and 2006.

        The vendor financing agreement contains certain customary covenants that limit the ability of Astelit to, among other things, pledge equipments acquired under this vendor financing agreement, change its business from telecommunications or invest in other businesses, sell certain fixed assets, merge with other companies except DCC, declare or pay dividends, and repurchase or repay any of its share capital.

        ABN Amro NV 1

        For the purpose of establishing a GSM network in Ukraine, Astelit signed a vendor financing agreement with Nokia Corporation ("Nokia") and ABN Amro NV on July 12, 2004 at the amount of Euro 125,000 (equivalent to $170,144 at December 31, 2004). Under this agreement, Nokia committed to provide equipment and services and ABN Amro NV committed to provide credit facilities available to Astelit in respect of equipment and service purchases from Nokia.

        As of December 31, 2004, Astelit has utilized Euro 19,625 (equivalent to $26,712 at December 31, 2004) of the facility provided by ABN Amro NV. Remaining financing will be utilized as the equipment and services are purchased from Nokia. Shareholders of Astelit have provided letter of guarantees for the facility, which will be repaid in 2005 and 2006.

        The vendor financing agreement contains certain customary covenants that limit the ability of Astelit to, among other things, pledge equipment acquired under this vendor financing agreement, change its business from telecommunications or invest in other businesses, sell certain fixed assets, merge with other companies except DCC, declare or pay dividends, and repurchase or repay any of its share capital.

        ABN Amro NV 2

        For the purpose of establishing a GSM network in Ukraine, on November 2, 2004, Astelit has entered into a $12,445 supply contract with Sysdate Pty Ltd ("Sysdate"), $7,214 of this contract is financed through a vendor financing agreement signed with Sysdate and ABN Amro NV, under which ABN Amro NV committed to finance Astelit's purchases of GSM 1800 billing equipment, software and services from Sysdate.

        As of December 31, 2004, $3,372 of this facility has been utilized by Astelit. Remaining facility will be utilized as the equipments and services are purchased from Sysdate. Shareholders of Astelit have provided letter of guarantees for the facility, which will be repaid in 2005 and 2006.

        The vendor financing agreement contains certain customary covenants that limit the ability of Astelit to, among other things, pledge equipment acquired under this vendor financing agreement, change its business from telecommunications or invest in other businesses, sell certain fixed assets, merge with other companies except DCC, declare or pay dividends, and repurchase or repay any of its share capital.

        Akbank 1

        On November 9, 2000 and December 5, 2000, Turkcell signed two loan agreements with Akbank amounting to $200,000 for expenditures in GSM Phase 8 and $50,000 for working capital, respectively.

        The outstanding balance of the $200,000 loan as of December 31, 2004 is $50,000, which are repaid on May 9, 2005.

        The outstanding balance of the $50,000 loan as of December 31, 2004 is $12,500, which are repaid on June 6, 2005.

        Garanti Bank 1

        On November 22, 2000, Turkcell signed a loan agreement with Garanti Bank amounting to $150,000 for expenditures in GSM Phase 8 and Phase 9. The outstanding balance as of December 31, 2004 is $50,000, which will be repaid in two equal installments on January 23, 2006 and April 21, 2006.

        As of December 31, 2004, the Company is not subject any financial covenants or ratios with respect to its borrowings. There are no unused commitments under these facilities.

        The future maturities of long-term borrowings as of December 31, 2004 are as follows:

Years
2005	$548,356
2006	208,449
2007	57,998

$814,803

(22) Long Term Lease Obligations:

        Future minimum finance lease payments as of December 31, 2004 are:

2005	$15,548
2006	3,391
2007	6

Total minimum lease payments	18,945
Less: Amount representing interest	(1,864)
Less: Current installments of obligations under finance leases (Note 19)	(13,797)

Long term lease obligations	$3,284

(23) Common Stock

        At December 31, 2004, common stock represented 1,854,887,341,000 (December 31, 2003: 1,854,887,341,000) authorized, issued and fully paid shares with a par value of TRY 0.001 each. In accordance with the Law No 5083 with respect to the TRY, on May 9, 2005, par value of each share is registered to be one TRY.

        The following table sets forth the computation of basic and diluted earnings per share:

	December 31,
	2002	2003	2004
Numerator:
Net income	$47,376	215,167	511,821
Denominator:
Basic and diluted weighted average shares	1,854,887,341,000	1,854,887,341,000	1,854,887,341,000
Basic and diluted net income per share	$0.000026	0.000116	0.000276

        On June 23, 2004, the board of directors decided that Turkcell's statutory capital would be increased from TRY 500 million to TRY 1,474.6 million by adding TRY 118.1 million out of the total dividend for 2003 and the statutory capital inflation adjustment (included in the financial statements prepared in accordance with the accounting standards promulgated by the Turkish Capital Markets Board) amounting to TRY 856.5 million for 2003. The increase of TRY 974.6 million would be distributed to the Company's shareholders in the form of a stock split. The capital increase was accounted for as a stock split in the Company's accompanying consolidated financial statements. As a result of the aforesaid transactions, the Company issued 974,639,361,000 new shares.

        On April 5, 2005, the board of directors decided that Turkcell's statutory capital would be increased from TRY 1,474.6 million to TRY 1,854.9 million by adding TRY 234.1 million out of the total dividend for 2004 and the statutory capital inflation adjustment (included in the financial statements prepared in accordance with the accounting standards promulgated by the statutory tax laws) amounting to TRY 146.2 million for 2004. The increase of TRY 380.3 million would be distributed to the Company's shareholders in the form of a stock split. The capital increase was accounted for as a stock split in the Company's accompanying consolidated financial statements. As a result of the aforesaid transactions, the Company issued 380,247,980,000 new shares.

        The increase in statutory capital had no impact on the account balances in the consolidated statements of shareholders' equity. All share amounts and per share figures reflected in the Company's historical financial statements have been retroactively restated for the stock splits discussed above.

        The total effects of restatements in number of shares are as follows:

	December 31, 2003	December 31, 2004
Historical number of shares	500,000,000,000	500,000,000,000
After bonus share distribution—statutory capital inflation adjustment 2003-2004	1,502,637,135,000	1,502,637,135,000
After bonus share distribution—dividend for the year 2003-2004	1,854,887,341,000	1,854,887,341,000

        On July 21, 2004, it became public information that the debt restructuring talks between the Banking Regulation and Supervision Agency (the "BRSA") and the Cukurova Group, one of the significant founding shareholders of the Company, were finalized by mutual agreement. In accordance with this agreement, up until April 30, 2005, the Cukurova Group would have the option to purchase up to 26,540,102,081 Turkcell shares (as restated for stock split) at nominal value of TRY 26.5 million (equivalent to $19,775 at December 31, 2004) plus interest at Libor plus 3.5% and 16,809,395,277 Turkcell shares (as restated for stock split) for a consideration based on the weighted average market value of the shares for the preceding 30 trading days on the Istanbul Stock Exchange. Following the sale of Yapi Kredi to Koc Group, on May 9, 2005, Cukurova Group announced that Cukurova Group will be granted the right to purchase Turkcell and Turkcell Holding AS shares owned by Yapi Kredi.

        On April 29, 2005, at the Annual Shareholders' Meeting, the shareholders of Turkcell have decided to distribute all of its distributable income (as defined in the financial statements prepared in accordance with the accounting standards promulgated by the Turkish Capital Markets Board) for the year ending December 31, 2004. The dividend will be in the form of 50% cash and 50% bonus shares. The net distributable income, after deducting legal reserves, amounts to TRY 500.3 million (equivalent to $372,740 at December 31, 2004). Accordingly, the dividend will be distributed as follows:

	Amount per share (TRY in full)	Total (TRY million)	$ equivalent December 31, 2004
Dividend cash	0.000134848	250.1	186,370
Dividend bonus shares	—	234.1	174,422

        Payment of cash dividend has commenced on May 17, 2005 and distribution of bonus share certificates has commenced on May 31, 2005.

        On February 21, 2005, the board of directors decided to increase the statutory capital ceiling of Turkcell from TRY 1,500.0 million to TRY 2,200.0 million. Turkcell's application for the statutory capital ceiling as TRY 2,200.0 million has been approved by the Capital Markets Board of Turkey and Ministry of Trade of Turkey.

        Turkcell is currently in the process of merging 1,000 existing ordinary shares, each having a nominal value of 0.001 TRY, to one ordinary share having a nominal value of TRY 1. On May 23, 2005, the bonus share certificates have been registered by Turkish Capital Market Board and the Istanbul Stock Exchange and started to be distributed to the shareholders of Turkcell.

(24) Revenues:

        For the years ended December 31, 2002, 2003 and 2004, revenues consisted of the following:

	2002	2003	2004
Communication fees	1,911,024	2,143,640	3,088,079
Monthly fixed fees	40,904	41,062	51,929
Simcard sales	13,272	24,402	28,308
Commission fees on betting business	—	36	20,301
Call center revenues	7,911	7,447	8,196
Other	739	2,650	3,952

	1,973,850	2,219,237	3,200,765

(25) General and Administrative Expenses:

        General and administrative expenses mainly consisted of repair and maintenance, insurance, consulting, payroll, travel, project, rent, training, legal and bad debt provision expenses.

(26) Selling and Marketing Expenses:

        Selling and marketing expenses mainly consisted of advertising expenses, promotional expenses and frequency usage fees.

(27) Related Party Transactions:

        For the years ended December 31, 2002, 2003 and 2004, significant transactions with the related parties were as follows:

	2002	2003	2004
Sales to KVK Teknoloji
Simcard and prepaid card sales	15,847	173,519	292,468
Sales to A-Tel
Simcard and prepaid card sales	123,047	160,907	215,342
Income from Yapi Kredi
Interest	27,695	32,032	46,022
Sales to Digital Platform
Call center revenues	5,612	5,300	6,688
Sales to Milleni.com
Telecommunications services	7,733	10,070	4,493
Sales to Superonline
Call center revenues	1,345	1,216	1,459
Sales to Geocell
GSM equipment	1,819	2,361	350
Sales to KVK
Simcard sales	75,922	—	—
Charges from ADD
Advertisement services	53,982	83,419	93,081
Charges from Hobim
Invoicing service	5,838	7,436	9,491
Charges from Milleni.com
Telecommunications services	6,979	9,646	6,115
Charges from Baytur
Residence project	—	—	4,406
Charges from KVK Teknoloji
Dealer activation fees and others	—	7,567	1,386
Charges from A-Tel
Dealer activation fees and others	954	682	581
Charges from Asli Gazetecilik
Advertisement services	16,863	6,191	—
Charges from Digital Platform
Reimbursement of the costs of its free subscriptions to Turkcell subscribers and advertisement services	8,150	788	—

        Turkcell has agreements or protocols with several of its shareholders, unconsolidated subsidiaries and affiliates of the shareholders. The Company's management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties and the transactions are consummated at their fair values.

        Substantially all of the significant related party transactions are with the Cukurova Group. Total sales to Cukurova Group companies for the year ended December 31, 2002, 2003 and 2004 amount to $259,020, $385,405 and, $566,822 respectively. Aggregated charges from Cukurova Group companies for the year ended December 31, 2002, 2003 and 2004 amount to $92,766, $115,729 and $115,060 respectively.

        The significant agreements are as follows:

        Agreements with KVK Teknoloji:

        KVK Teknoloji incorporated on October 23, 2002, one of Turkcell's principal SIM card distributors, is a Turkish company, which is affiliated with some of the Turkcell's shareholders. Turkcell started to work with KVK Teknoloji instead of KVK in the fourth quarter of 2002. Since all rights and obligations of KVK were transferred to KVK Teknoloji, Turkcell transferred all receivable and payables of KVK to KVK Teknoloji in January 2003. In addition to sales of SIM cards and scratch cards, Turkcell has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for Turkcell's services in newspapers. The objective of these agreements is to promote and increase handset sales with Turkcell's prepaid and postpaid brand SIM cards, thereby supporting the protection of Turkcell's market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in Turkcell's market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation.

        Agreements with A-Tel:

        A-Tel is involved in the marketing, selling and distributing Turkcell's prepaid systems. A-Tel is a 50-50 joint venture of Yapi Kredi and SDIF. A-Tel acts as the only dealer of Turkcell for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to sales of simcards and scratch cards, Turkcell has entered into several agreements with A-Tel for sales campaigns and for subscriber activations.

        Agreements with Yapi Kredi:

        Yapi Kredi, one of the largest commercial banks in Turkey, is one of Turkcell's shareholders. Turkcell entered into an agreement with Yapi Kredi providing for Yapi Kredi to issue a co-brand Turkcell credit card, which expired in 2003. Turkcell also uses Yapi Kredi as one of its major collection channels for its postpaid subscribers. Apart from the collection accounts, Turkcell also invests cash into time deposits and repo transactions at Yapi Kredi, from which it earns interest income.

        Agreements with Digital Platform:

        Digital Platform, a direct-to-home digital broadcasting company under the Digiturk brand name, is a subsidiary of one of Turkcell's principal shareholders, the Cukurova Group. Digital Platform reacquired the broadcasting rights for Turkish Super Football League by the tender held on July 15, 2004, until May 31, 2008. Turkcell has entered into several agreements with Digital Platform and ADD in order to benefit from the unique position of Digital Platform in Turkey, including a slow motion advertising agreement, relating to Turkcell ads shown on digital television screens during football games and related events. The contract prices are determined by the respective media channels. Also, Turkcell has given advances and financial support to Digital Platform. As of December 31, 2004, Turkcell has additional outstanding exposure of $25,066 related with the corporate guarantees given to vendors of Digital Platform. Turkcell has also agreed with Digital Platform to sponsor some of the films broadcasted on its pay-per-view channels. Turkcell makes advance payments related to these sponsorships. Turkcell also has a rent agreement for the space occupied by Digital Platform in one of Turkcell's leased buildings, an agreement related to the corporate group SMS services that Turkcell offers to Digital Platform, and an agreement for call center services provided by Turkcell's subsidiary Global. Prices for these contracts were determined based on prevailing market conditions. The rent agreement between Digital Platform and Turkcell has been bilaterally terminated on December 31, 2004.

        Agreements with Milleni.com:

        Milleni.com, one of the active players in the international carrier market, was a Fintur subsidiary in Germany prior to the Fintur restructuring in 2002. Currently, the Cukurova Group, one of Turkcell's principal shareholders, owns Milleni.com. Turkcell and Milleni.com signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to Turkcell's switch and Turkcell may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations. The prices per airtime were changed depending on the destination. The business relationship on interconnection between Milleni.com and Turkcell were bilaterally terminated as of June 21, 2004. On February 21, 2005, Bilisim Telekom and Milleni.com has signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to Turkcell's switch and Turkcell may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations.

        Agreements with Superonline:

        Turkcell and Superonline, which is a subsidiary of one of Turkcell's principal shareholders, the Cukurova Group, have entered into an agreement to provide mutual services to each other. According to the agreement, Superonline provides dealer automation services, web hosting services, internet access services, high speed circuit switched data services, wireless application protocol services and unified messaging services. Against the services provided by Superonline, Turkcell provides space to Superonline on base station sites to install servers and equipments to increase the performance of the system infrastructure of Superonline.

        Global has also agreed to provide call center services to Superonline to provide technical assistance to Superonline subscribers and to facilitate the subscription of new users. The price charged for this service was fixed at TRY 0.2 million per month, regardless of usage, until the end of June 2002. Starting from July 2002, the price has been determined by service level, and computed by commission rates within one percent to eight percent.

        Agreements with Geocell:

        Geocell, one of the cellular phone operators in Georgia, is a subsidiary of Fintur. On December 12, 2001, Turkcell signed an agreement for the sale of a set of renovated but usable GSM equipment to Geocell. The objective of the agreement is to make use of certain GSM equipment that are no longer used in Turkcell's network. The contract amount was $3,214, which would be payable within one year after the delivery of the goods. On April 11, 2002, Turkcell signed an addendum to the agreement dated December 12, 2001 with a contract amount of $2.467 which would also be payable within one year after the delivery of the goods stated in the addendum. The prices were determined following the examination of fair values of the equipment in consideration.

        Agreements with KVK:

        KVK, one of Turkcell's principal SIM card distributors, is a Turkish company that is affiliated with some of the Turkcell's shareholders. In addition to sales of simcards and scratch cards, Turkcell entered into several agreements with KVK, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK must place advertisements for Turkcell's services in newspapers. The objective of these agreements was to promote and increase handset sales with Turkcell's prepaid and postpaid brand SIM cards, thereby supporting the protection of Turkcell's market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK and the total advertisement benefit received, reflected in Turkcell's market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation. In the fourth quarter of 2002, Turkcell ceased working with KVK and started working with KVK Teknoloji.

        Agreements with ADD:

        ADD, a media planning and marketing company, is a Turkish company owned by one of the Company's principal shareholders, the Cukurova Group. The Company entered into a media purchasing agreement with ADD on January 23, 2002, which expired on December 31, 2002 and further extended to December 31, 2003. In 2004, the agreement is revised again with similar terms. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. The contract prices were determined according to prevailing market conditions.

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

        Agreements with Baytur:

        The principal shareholder of Baytur, a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among Turkcell, Baytur and the land owner, which is a governmental organization, on October 19, 2004. The agreement amount is $39,650 and the project is planned to be completed in 2008. In 2004, Turkcell paid $2,000 to Baytur within the scope of this contract. In 2005, subsequent to December 31, 2004, Turkcell has paid $10,052 to Baytur.

  Agreements with Asli Gazetecilik:

        Asli Gazetecilik, a media planning and marketing company, is a Turkish company owned by one of Turkcell's principal shareholders, the Cukurova Group. Turkcell received services related to making space and airtime reservations for advertisements on television stations in 2003.

        Financial lease agreements with Yapi Kredi Leasing:

        Turkcell entered into a finance lease agreement with Yapi Kredi Finansal Kiralama AS (Yapi Kredi Leasing), an affiliate of Yapi Kredi, a shareholder of the Company, for the headquarters building it has occupied since early 1998. Turkcell purchased the building on May 17, 2002 for its nominal purchase price.

        In addition, Turkcell has entered into a finance lease agreement with Yapi Kredi Leasing for a building in Ankara for regional offices. The purchase price of the building was $16,400 and Turkcell's outstanding lease obligation at December 31, 2004 was $4,197 (2003: $7,237). On March 14, 2005, Turkcell and Yapi Kredi Leasing have agreed upon early repayment and subsequently Turkcell repaid all of its obligation and acquired the building for its nominal purchase price.

        Financial lease agreements with Pamuklease:

        Turkcell entered into five finance lease agreements with Pamuk Finansal Kiralama AS (Pamuklease, formerly Interlease Inter Finansal Kiralama AS), a Cukurova Group Company, for Turkcell's departments and regional offices in Istanbul, Ankara and Izmir. The total purchase price of the buildings and Turkcell's outstanding lease obligation at December 31, 2004 were $32,672 and $4,185 (2003: $32,672 and $11,035), respectively. On February 22, 2005, Turkcell agreed with Pamuklease to early extinguish its lease obligation and acquired the buildings for their nominal purchase price by paying its outstanding obligation.

        Personal loans to directors and executive officers

        As of December 31, 2004 and 2003, none of the Turkcell's directors and executive officers has outstanding personal loans from the Company.

(28) Commitment and Contingencies

        As of December 31, 2003 and 2004, commitments and contingent liabilities comprised the following:

	December 31, 2003	December 31, 2004
Bank Letters of Guarantee	$44,952	257,607
Guarantees
Irancell Consortium		285,842
Iranian Authorities-Payment Guarantee	—	285,842
Digital Platform	46,965	25,066
BNP—Brussels (Buyer Credit)	31,825	19,634
BNP—Hungary (Buyer Credit)	7,417	4,845
BNP—Brussels (Financial Loan)	2,658	470
Websterbank—USA	351	117
HSBC—Istanbul Main Branch	3,850	—
BNP—Hungary (Financial Loan)	864	—
Hobim	129	10
BNP AK Dresdner (Financial Leasing)	129	10
Purchase Commitments	25,000	229,560
Nokia	—	147,052
Ericsson AB	—	46,964
Sysdate	—	9,045
Asli Gazetecilik	25,000	17,500
ADD Production Medya AS ("ADD")	—	8,000
ABN Amro Finansal Kiralama AS ("ABN Amro Leasing")	—	999

        Guarantees

        As of December 31, 2004, the Company is contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Turkish Treasury amounting to TRY 289.0 million (equivalent to $215,318 at December 31, 2004) (December 31, 2003: nil), and customs authorities, private companies and other public organizations amounting to TRY 55.7 million (equivalent to $41,522 at December 31, 2004) (December 31, 2003: $42,916). In addition, as of December 31, 2004, the

Company is contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $767 (December 31, 2003: $2,036).

        In relation to the settlement agreement with the Turkish Treasury, Turkcell initially has an outstanding bank letter of guarantee to the Turkish Treasury amounting to TRY 266.5 million (equivalent to $198,575 at December 31, 2004). An additional amount as of December 31, 2004 amounting to TRY 22.5 million (equivalent to $16,743 at December 31, 2004) has been provided for additional interest payments in accordance with settlement agreement. Subsequent to December 31, 2004, Turkcell has fully paid its liability to the Turkish Treasury according to the settlement agreement and the bank letter of guarantee amounting to $215,318 has been released.

        As a condition of the GSM license bid in Iran, the Consortium was obliged to provide a payment guarantee to the Iranian Authorities amounting to EUR 300 million for an upfront license fee. The payment guarantee becomes effective when the license is formally awarded to Irancell. Turkcell guaranteed EUR 210 million (equivalent to $285,842 at December 31, 2004) of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas with an initial maturity of September 7, 2004. Since Irancell was not established, Turkcell has notified HSBC plc that it does not request any more extension of the payment guarantee and stated that HSBC plc can release the payment guarantee. However, Turkcell has not been released from its payment guarantee which requires approval of the Iranian authorities. In addition to the upfront license fee, if the Iranian subsidiary of the Company is formally established and if license is awarded, the Iranian subsidiary of the Company will pay an ongoing license fee based on the greater of minimum precommitted gross revenues agreed with the Iranian Authorities, or the actual gross revenues.

        Guarantees on behalf of Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks.

        Guarantees given for Hobim are related to financial leasing agreements made with the respective lessor.

        Turkcell has committed to arrange at maximum $150,000 of financing for DCC until the end of 2006. Turkcell has substantially fulfilled the above mentioned commitment by acting as the guarantor of the vendor financing agreements signed by Astelit with Ericsson AB and Ericsson Credit AB, Nokia and ABN Amro NV and Sysdate and ABN Amro NV. In return of these guarantees, Turkcell pledged minority shares of Euroasia.

        Astelit has entered into vendor financing agreements with Ericsson AB and Ericsson Credit AB amounting to $89,042 on June 30, 2004, and with Nokia and ABN Amro NV amounting to EUR 125,000 (equivalent to $170,144 at December 31, 2004) with Nokia and ABN Amro NV. As of December 31, 2004, outstanding purchase commitments to Ericsson AB and Nokia amounted to $46,964 and $147,052, respectively.

        Astelit has also entered into a $12,445 supply contract of which $7,214 is financed through a vendor financing agreement signed with Sysdate and ABN Amro NV. As of December 31, 2004, outstanding purchase commitment to Sysdate amounting to $9,045.

        Under a framework agreement, (the "framework agreement") Asli Gazetecilik agreed to provide advertisement services to the Company from July 1, 2002 until October 4, 2004. In consideration, the Company will pay a total amount of $25,000. On May 30, 2004, the Company signed the "Amended Framework Agreement" with Asli Gazetecilik, extending the terms of the agreement until

December 31, 2005. As of December 31, 2004, the Company paid $10,000 and obtained respective advertising services amounting to $7,500 in accordance with this agreement.

        With respect to the sponsorships agreement signed between ADD and Turkcell on June 21, 2004, relating to the sponsorship of Besiktas Jimnastik Klubu ("BJK"), a football club in Istanbul, Turkcell has paid $7,000 to ADD on June 23, 2004 for 2004-2005 and 2005-2006 Football League Seasons. In respect to the agreement, Turkcell has also committed to pay $8,000 to ADD in two equal installments on July 1, 2006 and July 1, 2007 with respect to 2006-2007 and 2007-2008 Football League Seasons. On May 31, 2005, BJK informed ADD that they want to terminate the agreement unilaterally and asked for the terms of termination. On June 1, 2005, ADD informed BJK that the agreement may be terminated immediately upon pay back of $3,500 paid for the 2005-2006 Football League Season, related stamp duty and interest and release of the commitment amounting to $8,000. On June 21, 2005, ADD made a repayment to Turkcell amounting to $3,500.

        Based on the shareholders loan agreement signed on January 6, 2005, the shareholders of Euroasia committed to arrange $50,000 of financing to Euroasia in proportion to their respective shareholding in Euroasia. The loan shall be used by Euroasia to fund its consolidated subsidiary Astelit. The capital of Euroasia will be increased with an amount being equal to the aggregate of the loan amount. Turktell Uluslararasi has fulfilled its commitment amounting to $25,500. However, Eurocorp, which is one of the minority shareholders of Euroasia, could not fulfill its commitment, as a result, in accordance with the shareholders loan agreement, Eurocorp has agreed to sell its 1.4% interest in Euroasia to Turktell Uluslararasi with a consideration of $2,023. On May 19, 2005, the transaction has been completed. The Company's effective interest in Euroasia has increased to 52.4%. According to the share sale and purchase agreement signed on June 2, 2005, Eurocorp has committed to sell its remaining 4.9% interest in Euroasia to Turktell Uluslararasi and other minority shareholder with a cash consideration of $4,046 and $3,304, respectively. Based on the agreement, Turktell Uluslararasi elected to make related payments in three installments in three years. On June 15, 2005, required payments for the first installments amounting to $2,750 and $2,250 has been made by Turktell Uluslararasý and the other minority shareholder, respectively. The Company's effective interest in Euroasia has increased to 54.2%.

        License Agreements

        Turkcell:

        On April 27, 1998, Turkcell signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, Turkcell was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a stand-alone GSM operator. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury an ongoing license fee equal to 15% of its gross revenues. Turkcell is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

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

        Coverage:    Turkcell had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License's effective date. Turkcell has completed its related liabilities with respect to coverage as of December 31, 2004.

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

        Tariffs:    Telecommunications Authority sets the initial maximum tariffs in TRY and US Dollar. Thereafter, the revised License provides that the Telecommunications Authority will adjust the maximum tariffs at most every six months or, if necessary, more frequently. Turkcell is free to set its own tariffs up to the maximum tariffs.

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

  Astelit:

        Astelit owns three GSM frequency licenses and one GSM activity license. GSM frequency licenses are valid until June 8, 2008, March 3, 2019 and July 26, 2019, respectively. Astelit GSM Activity license will expire on June 8, 2008.

        According to licenses Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses requires Astelit to inform authorities about start / end of operations in one month; about changes in incorporation address in ten days; also Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

  DCC:

        DCC owns four licenses; three on for local telephone network construction, maintenance and use compliant to D-AMPS standard and one on long distance and international traffic carriage business. DCC licenses for local telephone network construction, maintenance and use compliant to D-AMPS standard will expire on July 8, 2005, October 30, 2017, and December 15, 2018, respectively. DCC Long distance and international carrier services license was issued on June 17, 1998 and will expire on June 17, 2013.

        The Ukrainian Telecommunications Authority may suspend DCC operations for a limited or an unlimited period if necessary because of expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies DCC of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

  Interconnection Agreements

        Turkcell has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (Telsim), Aycell Haberlesme ve Pazarlama Hizmetleri AS (Aycell), Is-Tim Telekomunikasyon Hizmetleri AS (Is-Tim), Milleni.com and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (Globalstar). The Access and Interconnection Regulation (the "Regulation") became effective when it was issued by the Telecommunications Authority on May 23, 2003.

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

        In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom), are obliged to renew their interconnection agreements within two months following the issuance of the Regulation. Turkcell entered into a new interconnection agreement with Globalstar on September 9, 2003, and as a result of intervention by the Telecommunications Authority, the Company entered into supplemental agreements with Turk Telekom on November 10, 2003, Telsim on November 21, 2003, and Globalstar on December 11, 2003, with amended tariffs and tariff adoption procedures. After the merger of Is-Tim and Aycell, a new company was formed with the name TT&TIM Iletisim Hizmetleri A.S. (TT&TIM). The interconnection agreement with Is-Tim was renewed with TT&TIM and the interconnection agreement with Aycell was cancelled. On October 15, 2004, TT&TIM changed its name to AVEA Iletisim Hizmetleri A.S. (AVEA). On the other hand, the business relationship on interconnection between Milleni.com and Turkcell has been bilaterally terminated as of June 21, 2004.

        On February 21, 2005, Bilisim Telekom and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to Turkcell's switch and Turkcell may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations.

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

        Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with Turkcell's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection. Turkcell's interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage interfere with or cause any deterioration in the operation of the other party's network.

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

        There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty's traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic.

  Legal Proceedings

        The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

Settlement of disputes on Ongoing License Fee

        A) Dispute on Ongoing License Fee on Value Added Taxes, Education Fund and Frequency Usage and Transmission Fees

        On an ongoing basis, Turkcell must pay 15% of its monthly gross revenues to the Turkish Treasury. The Turkish Ministry and the Turkish Treasury informed Turkcell that, in their view, Turkcell ongoing license fee should be calculated before deduction of VAT, the education fund and the frequency usage and transmission fees. Turkcell disagreed with the Turkish Treasury's position, and initiated an administrative suit at the Danistay and later an arbitration suit in the International Court of Arbitration of the International Chamber of Commerce (the "ICC") against the Turkish Ministry and the Turkish Treasury. On March 24, 2000, Turkcell paid to the Turkish Treasury a sum of TRY 33.3 million

(equivalent to $57,163 at March 24, 2000) for ongoing license fees on VAT including interest since April 1998, which excludes ongoing license fees on the education fund and the frequency usage and transmission fees.

        On December 24, 2004, Turkcell signed an overall settlement agreement (the "Turkish Treasury Settlement Agreement") with the Turkish Treasury to settle the dispute on the calculation and payment of its 15% ongoing license fees accumulated from April 1998 through May 2004 and to end several other related lawsuits. In accordance with the settlement agreement, Turkcell and the Turkish Treasury agreed that the education fund and the frequency usage and transmission fees are excluded in the calculation of gross revenues upon which the 15% ongoing license fee is calculated and all other disputed items are included in the calculation of gross revenues for the period between April 1998 and May 2004. Accordingly, Turkcell will continue to pay ongoing license fees on VAT, but education fund and frequency usage and transmission fees are not subject to ongoing license fees. In connection with the Turkish Treasury Settlement Agreement, Turkcell agreed to pay a total of TRY 866.5 million (equivalent to $645,635 as of December 31, 2004) including TRY 596.7 million (equivalent to $444,605 as of December 31, 2004) for principal and TRY 269.8 million (equivalent to $201,030 as of December 31, 2004) for interest. As of December 31, 2004, Turkcell had paid TRY 600 million (equivalent to $447,061 as of December 31, 2004) to the Turkish Treasury and completed all remaining payments by March 25, 2005. Turkcell and the Turkish Treasury have each made the necessary applications for termination of respective court cases. In accordance with the parties' claims, the mentioned lawsuits have been dissolved by the authorized courts' decisions.

        B) Dispute on Additional Ongoing License Fee on Value Added Services and Other Charges

        On November 2, 2000, Turkcell received a notice from the Turkish Ministry stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed Turkcell that the ongoing license fees for all such services would be retroactively recalculated from the date of its license agreement and to be paid to the Turkish Treasury with interest. On December 22, 2000, Turkcell initiated a suit in the Turkish courts against the Turkish Ministry and the Turkish Treasury to enjoin the Turkish Ministry and the Turkish Treasury from charging Turkcell these fees. On June 11, 2002, Turkcell initiated an arbitration suit in the ICC against the Turkish Treasury and the Telecommunications Authority in connection with this dispute. On December 24, 2004, Turkcell settled this dispute pursuant to the terms of the Turkish Treasury Settlement Agreement. Turkcell and the Turkish Treasury have each made the necessary applications for termination of respective court cases. In accordance with the parties' claims, the mentioned lawsuits have been dissolved by the authorized courts' decisions.

        C) Dispute on Additional Ongoing License Fee on Special Transaction Tax and Stamp Duty

        Turkcell received a notice from the Turkish Treasury stating that a special transaction tax and stamp duty should be included in the determination of the ongoing license fees paid to the Turkish Treasury. Thereafter, Turkcell initiated a suit against the Turkish Treasury before the Administrative Court to obtain an injunction. Turkcell also initiated proceedings with the ICC in connection with this dispute. On December 24, 2004, Turkcell settled this dispute pursuant to the terms of the Turkish Treasury Settlement Agreement. Turkcell and the Turkish Treasury have each made the necessary applications for termination of respective court cases. In accordance with the parties' claims, the mentioned lawsuits have been dissolved by the authorized courts' decisions.

        D) Dispute on Additional Ongoing License Fee on Interconnection Revenues

        In December 2000, Turkcell informed the Turkish Treasury that it would no longer include its interconnection revenues in the determination of ongoing license fees paid to the Turkish Treasury as 15% of gross revenues. Turkcell obtained an injunction from the judicial court on November 2, 2001 allowing to compute gross revenues on which the ongoing license fees are computed without including interconnection revenues. Turkcell also initiated proceedings with the ICC in connection with this dispute. On December 24, 2004, Turkcell settled this dispute pursuant to the terms of the Turkish Treasury Settlement Agreement. Turkcell and the Turkish Treasury have each made the necessary applications for termination of respective court cases. In accordance with the parties' claims, the mentioned lawsuits have been dissolved by the authorized courts' decisions.

        E) Dispute on the Determination of Items of Gross Revenues

        On June 11, 2002, Turkcell initiated an arbitral proceeding before the ICC against the Turkish Treasury and the Telecommunications Authority to resolve the dispute in respect to the determination of the items to be taken into account in the calculation of gross revenues, which is the base for the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement.

        On December 24, 2004, this dispute was settled pursuant to the terms of the Turkish Treasury Settlement Agreement. Turkcell and the Turkish Treasury have each made the necessary applications for termination of respective court cases. In accordance with the parties' claims, the mentioned lawsuits have been dissolved by the authorized courts' decisions.

Dispute on VAT on Ongoing License Fee

        On December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that Turkcell should pay VAT on the ongoing license fee paid to the Turkish Treasury. Accordingly, the Tax Office delivered to Turkcell a notice on January 31, 2002, asserting deficiencies in VAT declarations requesting payments of approximately TRY 91.4 million (equivalent to $68,083 at December 31, 2004) for VAT, which would be offset by a VAT recoverable and would not result in a cash outflow from Turkcell and a total of approximately TRY 145.3 million (equivalent to $108,242 at December 31, 2004) for penalty. Turkcell applied on March 1, 2003 to benefit from the Tax Amnesty Law entered into force in February 2003 for the amounts covering the period between April 1998 and November 2001. Turkcell's application was accepted and, accordingly, it received amnesty in respect to VAT on the ongoing license fee. Turkcell and the Tax Office agreed that Turkcell would made payments for the VAT amounts amounting to TRY 45.7 million (equivalent to $34,042 as of December 31, 2004) covering the period between April 1998 and November 2001 by nine equal installments between March 31, 2003 and June 30, 2004. By completing the payments in 2003, Turkcell received a discount of TRY 4.6 million (equivalent to $3,392 as of December 31, 2004).

        Turkcell has begun to make payments for VAT on ongoing license fee with reservation starting from June 2003 and commenced a lawsuit against the Tax Office for the related period. On December 31, 2003, the Tax Court decided that Turkcell would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed this decision. Based on its management and legal counsel's opinion, Turkcell has not provided any accrual related with this dispute in its consolidated financial statements as of and for the year ended December 31, 2004.

Settlement of the infrastructure usage dispute

        A) Dispute on Turk Telekom Infrastructure

        On December 29, 2001, Turk Telekom notified Turkcell that it had issued a new regulation and increased prices related to infrastructure services that it renders to Turkcell and requested TRY 9 million (equivalent to $6,688 at December 31, 2004) including interest. Turkcell refused to make the payment and Turk Telekom deducted such amount from Turkcell's receivables from Turk Telekom. Turkcell commenced a lawsuit against Turk Telekom before the Ankara First Commercial Court requesting an injunction, annulment of the regulation and collection of the deducted amount from its receivables.

        On October 13, 2004, Turkcell settled its infrastructure usage dispute with Turk Telekom through negotiation. Turkcell and Turk Telekom agreed on Turk Telekom's receivables with respect to infrastructure usage dispute being TRY 102 million (equivalent to $76,037 at December 31, 2004) including principal, interest and VAT; and Turkcell's receivables with respect to 15% fund payment being TRY 39.5 million (equivalent to $29,396 at December 31, 2004). After netting such amounts, Turkcell agreed with Turk Telekom that Turkcell owed Turk Telekom TRY 62.5 million (equivalent to $46,641 at December 31, 2004). As of December 31, 2004 and June 24, 2005, Turkcell paid TRY 22.3 million (equivalent to $16,594 at December 31, 2004) and TRY 63.2 million (equivalent to $47,074 at December 31, 2004) including interest, respectively.

        Turkcell has made the necessary applications for termination of respective court case. In accordance with Turkcell's claims, the mentioned lawsuits have been dissolved by the authorized courts' decisions.

        B) Dispute with Turk Telekom on Payments to the Turkish Treasury and Turkish Radio and Television Institution

        Turk Telekom notified Turkcell on February 14, 2000, that it was modifying the method by which it calculates the interconnection fee that it pays to Turkcell. Turk Telekom believes that it should be permitted to deduct from the revenues used to determine the interconnection fee the 15% fund payment that it pays to the Turkish Treasury and a 2.5% payment that it pays to Turkish Radio and Television Institution (the "TRT"), which is a payment that Turk Telekom was required to make during 2000 only. Based on this position, Turk Telekom withheld TRY 6.6 million (equivalent to $4,918 at December 31, 2004) from the amount it paid to Turkcell for interconnection for the first two months of 2000. On May 4, 2000, Turkcell commenced a first lawsuit against Turk Telekom to recover TRY 6.6 million.

        Turk Telekom subsequently notified Turkcell on October 16, 2000 that it was requesting payment for TRY 37.5 million (equivalent to $27,941 at December 31, 2004) representing the amount Turk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. On October 31, 2000, Turkcell paid Turk Telekom a first installment of TRY 16.0 million (equivalent to $11,996 at December 31, 2004) with a reservation. On November 10, 2000, Turkcell also filed a second lawsuit to recover TRY 16.0 million paid to Turk Telekom as the first installment.

        On January 24, 2002, the first lawsuit was finalized and the final ruling was that Turk Telekom should be permitted to deduct from its revenues the 2.5% payment that it paid to the TRT but not the 15% fund payment that it pays to the Turkish Treasury. On March 13, 2002, Turkcell received approximately TRY 14.0 million (equivalent to $9,092 at payment date and equivalent to $10,450 at December 31, 2004) from Turk Telekom, which was related to TRY 6.6 million (equivalent to $4,918 at

December 31, 2004) withheld by Turk Telekom, plus interest. On November 25, 2004, the second lawsuit was also finalized in line with the first lawsuit.

        On October 13, 2004, Turkcell settled its dispute with Turk Telekom on payments to the Turkish Treasury and TRT through settlement agreement above mentioned in the dispute on Turk Telekom Infrastructure. Turkcell and Turk Telekom have each made necessary applications for termination of respective court cases.

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

        On December 24, 2004, Turkcell signed a settlement agreement with Turk Telekom to settle its interconnection dispute regarding call termination pricing, for the period between April 1998 and September 2003. According to the settlement agreement, after netting the receivables, Turkcell committed to pay TRY 997.6 million (equivalent to $743,346 as of December 31, 2004) after the deduction of Turk Telekom's collections through November 30, 2004. As of December 31, 2004, Turkcell's remaining payable to Turk Telekom related to the payment plan of the settlement agreement was TRY 944.8 million (equivalent to $703, 996 as of December 31, 2004) and TRY 286.9 million (equivalent to $213,740 as of December 31, 2004) of this amount is classified as long-term trade payables in its consolidated financial statements as of and for the year ended December 31, 2004. With respect to the settlement agreement, Turkcell and Turk Telekom have each made the necessary applications for termination of respective court cases.

Class Action Lawsuit

        On November 22, 2000, a class action lawsuit was initiated in the United States District Court for the Southern District of New York against Turkcell and other defendants. The complaint alleges that the prospectus issued in connection with its initial public offering in July 2000 contains false and misleading statements regarding its "churn rate" and omits material financial information. On February 6, 2004, Turkcell reached an agreement to settle this class action lawsuit. On April 19, 2004, a federal judge approved the settlement of the class action. Under the terms of this settlement, Turkcell made a $19,200 payment to the plaintiffs and all claims against Turkcell were dismissed without admission of liability or wrongdoing.

Dispute on Turk Telekom Transmission Lines Leases

        Effective from July 1, 2000, Turk Telekom annulled the discount of 60% that it provided to Turkcell based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. Turkcell filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30, 2001, Turkcell had been notified that the appeals court upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, Turkcell paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, Turkcell recorded an accrual amounting to TRY 3 million ($2,251 as of December 31, 2004) for possible interest charges as of December 31, 2000. On May 9, 2002, Turk Telekom requested an interest amounting to TRY 30.1 million (equivalent to $22,404 as of December 31, 2004). Turkcell did not agree with the Turk Telekom's interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, Turkcell initiated a lawsuit against Turk Telekom on the legality of such interest. As of December 31, 2004, Turkcell recorded a provision of TRY 13.3 million (equivalent to $9,907 as of December 31, 2004) because its management and legal counsel believe that this is the maximum potential liability in accordance with the relevant provisions of the Interconnection Agreement.

Dispute on National Roaming Agreement

        During the third quarter of 2001, Turkcell was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001 and asked the parties to reach a decision by November 15, 2001. As Turkcell believes that the Telecommunications Authority is not authorized to intervene in this issue and Is-Tim's proposal is unreasonable, economically not proportional and technically impossible, Turkcell obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in Turkcell's favor on November 12, 2001. According to the Court's decision, the execution of a national roaming agreement between Is-Tim and Turkcell has been prevented. The Telecommunications Authority and Is-Tim have appealed the granting of the injunction and the appeals were disapproved.

        In addition, on November 26, 2001, Turkcell initiated an arbitration suit in the ICC against the Turkish Ministry and the Telecommunications Authority. On November 25, 2003, the ICC rendered a decision stating that the case is not under its jurisdiction. In January 2004, Turkcell appealed the decision before the Ankara 13th Court of First Instance. On April 6, 2004, the court dismissed the appeal. Turkcell has appealed this decision. Furthermore, Turkcell had previously initiated an action before the Ankara Ninth Administrative Court on November 13, 2001 to annul the above-mentioned proposed solution of the Telecommunications Authority. On April 18, 2002, the court decided that the issue is not under its jurisdiction and transferred the case to Danistay. On September 13, 2003, Danistay rejected Turkcell's request of injunction.

        On March 8, 2002, the Telecommunications Authority issued a new regulation "Regulation on Principles and Procedures Relating to National Roaming Agreements" regarding procedures and policies related to a national roaming agreement. Two of the most important provisions of the new regulation are Provisional Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding. Article 17 sets out penalties to be imposed on any party violating the provisions of the new regulation.

        In a letter dated March 14, 2002, the Telecommunications Authority subjected Is-Tim's request for national roaming to the condition that it be reasonable, economically viable, and technically possible.

Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. On April 8, 2002, Turkcell obtained a precautionary injunction from the court against the application of the new regulation issued by the Telecommunications Authority requiring it to agree on national roaming within 30 days and providing for penalties in case Turkcell did not agree. Turkcell initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that it is not required to enter into an agreement within 30 days and that it is under no obligation to pay any penalties whatsoever if it does not agree within 30 days. While the ICC proceedings are being pursued Turkcell has initiated a lawsuit before the Danistay, concerning the annulment of these regulations. Based on the second request for the injunction of the decision, on May 12, 2005, Turkcell received a notification from Danistay that the decisions and actions regarding the notification of Telecommunications Authority dated March 14, 2002 has been ceased until the case is finalized, but rejected Turkcell's request for an injunction to cease application of the procedures and policies under the new regulation with respect to national roaming. On January 23, 2004, the ICC rendered a decision stating that the case is not under its jurisdiction. In March 2004, Turkcell appealed the decision before the Ankara 21st Court of First Instance. On December 14, 2004 the court rejected Turkcell's request of annulment of the ICC's decision. Turkcell will appeal this decision.

        On June 9, 2003, the Turkish Competition Board (the "Competition Board") decided that Turkcell abused its dominant position by refusing to enter into a national roaming agreement with Is-Tim, and fined Turkcell by approximately TRY 21.8 million (equivalent to $16,260 at December 31, 2004). On June 7, 2004, the Competition Board's written decision was communicated to Turkcell. Turkcell initiated a lawsuit requesting the cancellation of the Competition Board's decision. On November 3, 2004 Danistay issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized. On December 10, 2004, the Tax Office requested approximately TRY 21.8 million (equivalent to $16,260 at December 31, 2004) regarding the Competition Board's decision. On December 30, 2004, Turkcell initiated a lawsuit before the Administrative Court against the Tax Office and the Competition Board requesting injunction and cancellation of the payment order. The court has sent the case to Danistay. Based on its management and legal counsel's opinion, Turkcell has not recorded any accrual for Competition Board's decision.

        The Telecommunications Authority decided that Turkcell has not complied with its responsibility under Turkish regulations to provide national roaming and fined Turkcell by approximately TRY 21.8 million (equivalent to $16,260 at December 31, 2004). On April 7, 2004, Turkcell made the related payment. On May 27, 2004, Turkcell commenced a lawsuit against Telecommunications Authority's decision. On December 1, 2004, the Danistay issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized, but rejected Turkcell's request for an injunction to cease application of the procedures and policies under the new regulation with respect to national roaming. On January 3, 2005 Telecommunications Authority paid back TRY 21.8 million (equivalent to $16,260 at December 31, 2004) with respect to the aforesaid injunction of Danistay. Telecommunications Authority appealed the Danistay's decision with respect to the injunction. The appeal has been rejected by General Assembly of Administrative Courts of Danistay. Based on its management and legal counsel's opinion, Turkcell recorded an accrued income amounting to TRY 21.8 million (equivalent to $16,260 at December 31, 2004) in its consolidated financial statements as of and for the year ended December 31, 2004.

        If Turkcell is forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely affected.

Investigation of the Turkish Competition Board

        The Competition Board commenced an investigation of business dealings between Turkcell and KVK, in October 1999. The Competition Board decided that Turkcell disrupted the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, Turkcell was fined by approximately TRY 7 million (equivalent to $5,196 as of December 31, 2004) and was enjoined to cease these infringements. The Competition Board's written decision was communicated to Turkcell on June 29, 2003 and Turkcell initiated a lawsuit before Danistay for the injunction and cancellation of the decision. Danistay dismissed the request for injunction and Turkcell appealed this decision. General Assembly of Administrative Courts of Danistay dismissed the request for injunction. Turkcell has accrued TRY 7 million (equivalent to $5,196 at December 31, 2004) on its consolidated financial statements as of December 31, 2004.

Dispute on Collection of Frequency Usage Fees

        On May 21, 1998, Turkcell entered into a protocol with the Wireless Communications General Directorate (the "Directorate") regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, Turkcell is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate's power, including all of its rights and obligations, was transferred to the Telecommunications Authority. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, Turkcell applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, Turkcell filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. On July 10, 2002, the court decided in favor of Turkcell. On March 31, 2003, the appeals court notified Turkcell that it has accepted Telecommunications Authority's appeal and annulled the decision of the lower court. The lower court revised its decision in line with the appeals court's decision. On April 20, 2004, Turkcell paid TRY 145.6 million (equivalent to $108,520 at December 31, 2004) for the frequency usage fees of 2002 including interest through that date with reservation. Turkcell is waiting for the final decision.

New Action by Turk Telekom on Basic Unit Price

        In a case filed by Turk Telekom against the Turkish Telecommunications Authority, the Danistay granted an injunction limiting the applicability of the last paragraph of Article 13 of the License Agreement signed between the Telecommunications Authority and Turkcell. Article 13 regulates the base unit price, the minimum price charged by the Turk Telekom to its subscribers for calls originating on fixed lines and terminating on Turkcell's network. Pursuant to the injunction by the Danistay, Turk Telekom informed Turkcell that it will recalculate and make its monthly payments to Turkcell on an ongoing basis beginning from the January 2003 payment. Turkcell appealed the Danistay's decision with respect to the injunction received by Turk Telekom. Its appeal was rejected by General Assembly of Administrative Courts of Danistay. In spite of the injunction obtained from Danistay, for the period between January—April 2003, Turk Telekom made respective payments with reservation.

        With respect to the settlement agreement signed with the Turk Telekom, Turkcell has made the necessary applications for termination of respective court case.

Investigation of the Telecommunications Authority on International Voice Traffic

        In May 2003, Turkcell was informed that the Telecommunications Authority had initiated an investigation against Turkcell claiming that Turkcell has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. Turkcell is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On March 5, 2004, the Telecommunications Authority fined Turkcell by approximately TRY 31.7 million (equivalent to $23,643 at December 31, 2004). On April 9, 2004, Turkcell made the respective payment. On June 2, 2004, Turkcell filed a lawsuit for the annulment of the decision of the Telecommunications Authority.

        On November 5, 2004, the Danistay issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized, but rejected Turkcell's request for an injunction to cease application of related items of Telecommunications Authority's regulation with respect to execution of administrative fines to operators. Telecommunications Authority appealed to this decision and the case is sent to General Assembly of Administrative Courts of Danistay.

        With respect to the Danistay's injunction, on January 26, 2005, Telecommunications Authority paid TRY 18 million (equivalent to $13,412 at December 31, 2004) back to Turkcell and the remaining balance amounting to TRY 13.7 million (equivalent to $10,231 at December 31, 2004) was deducted from Turkcell's payables. Telecommunications Authority appealed this decision. Based on its management and legal counsel's opinion, Turkcell has recorded an accrued income amounting to TRY 31.7 million (equivalent to $23,643 at December 31, 2004) in the consolidated financial statements as of and for the year ended December 31, 2004.

Dispute on Taxation on Investment Tax Credit

        On July 14, 2003, the Tax Office claimed that Turkcell should have paid withholding tax and fund on investment tax credit used for 1999. The notice stated that, based on calculation made by the Tax Office, Turkcell should pay TRY 1.8 million (equivalent to $1,339 at December 31, 2004). The Tax Office also imposed a penalty fee of TRY 4.3 million (equivalent to $3,173 at December 31, 2004). Management decided not to pay such amounts and initiated a juridical process based on the decision of the general counsel of Danistay in relation with withholding tax and fund on investment tax credit for 1999. On September 10, 2003, Turkcell initiated a lawsuit in the tax court related with this dispute. On May 12, 2004, the Tax court decided in favor of Turkcell. The Tax office appealed this decision. The case is still pending. Management and the legal counsel believe that Turkcell will prevail in this matter.

Investigation of the Telecommunications Authority on Frequency Fee Payments

        On October 23, 2003, the Telecommunications Authority fined Turkcell, claiming that Turkcell has made inadequate annual frequency usage fee payments. The Telecommunications Authority requested TRY 16 million (equivalent to $11,925 as of December 31, 2004) for principal, an interest charge of TRY 10.8 million (equivalent to $8,019 as of December 31, 2004) and a penalty of TRY 63.4 million (equivalent to $47,286 as of December 31, 2004). Management and legal counsel believe that the Telecommunications Authority's decision is due to a misinterpretation of the applicable regulations. On February 20, 2004, Turkcell initiated the legal proceedings for the annulment of the decision. The court rejected Turkcell's request for injunction for annulment of Telecommunications Authority's decision. The case was transferred to upper court. Turkcell's request for injunction was also rejected by the upper court. On April 16, 2004, Turkcell paid TRY 103.7 million (equivalent to $77,297 as of December 31, 2004) including interest through that date regarding the Telecommunications Authority's claim. The case is still pending. Turkcell is still waiting for the final decision.

Dispute on Special Transaction Taxation Regarding Prepaid Card Sales

        On September 18, 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June—December 2002, Turkcell calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to Turkcell a notice, asserting deficiencies in special transaction tax declarations and requesting a special transaction tax payment amounting to TRY 7 million (equivalent to $5,210 at December 31, 2004) and a tax penalty of TRY 9.9 million (equivalent to $7,358 at December 31, 2004). On November 20, 2003, Turkcell initiated a lawsuit in the tax court related with this dispute. On May 31, 2004, the tax court decided in favor of Turkcell. The Tax Office has appealed this decision. The case is still pending. Management and legal counsel believe that Turkcell will prevail in this matter.

Disputes on annulment of fixed odd betting tender related to establishment and operation of risk management center head agency

        Reklam Departmani Basin Yayin Proje Yapim Danismanlik ve Ticaret Limited Sirketi ("Reklam Departmani") commenced a lawsuit against the Spor Toto Teskilat Mudurlugu in the Ankara Fourth Administrative Court. In the lawsuit, Reklam Departmani claimed for the annulment of fixed odd betting tender related to the establishment and operation of risk management center and acting as head agency. The Company is not a party to the lawsuit but Inteltek's operations may be affected by the court's decision. Accordingly, the Company joined the case. On February 21, 2005, Ankara Fourth Administrative Court rejected the case. Reklam Departmani has appealed the case. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated financial statements as of December 31, 2004.

        With respect to the same tender Gtech Avrasya Teknik Hizmet ve Musavirlik AS ("Gtech") commenced a lawsuit against Public Tender Authority and Genclik ve Spor Genel Mudurlugu in the Ankara Fourth Administrative Court. The Company is not a party to the lawsuit but Inteltek's operations may be affected by the court's decision. Accordingly, the Company joined the case. On February 21, 2005, Ankara Fourth Administrative Court rejected the case. Gtech has appealed the case. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated financial statements as of December 31, 2004.

Operating Leases

        The Company entered into various operating lease agreements. At December 31, 2004, there were no commitments and contingent liabilities in material amounts arising from those agreements. For the years ended December 31, 2002, 2003 and 2004, total rent expenses for operating leases were $140,596, $104,751 and $124,162, respectively.

(29) Concentrations:

        In 2004, the Company's operations were substantially all inside Turkey. However, as explained in Note 1, the Company has investments in Kibris Telekom (Northern Cyprus), Euroasia (the Netherlands) with operations in Ukraine and Fintur (the Netherlands) with operations in Azerbaijan, Kazakhstan, Georgia and Moldova. At December 31, 2004, net assets of Kibris Telekom, Euroasia and Fintur were $16,223, $88,762 and $305,612, respectively (2003: Kibris Telekom $11,985 and Fintur $189,896).

        Revenues earned from and charges incurred by Turk Telekom in accordance with the Interconnection Agreement are $77,237 and $101,281, respectively, for the year ended December 31, 2004 (2003: $48,474 and $101,183). The net receivable from Turk Telekom is $17,662 at December 31, 2003. According to the settlement agreement signed with Turk Telekom on December 24, 2004, after netting the receivables, Turkcell committed to pay TRY 997.6 million (equivalent to $743,346 as of December 31, 2004) after the deduction of Turk Telekom's collections through November 30, 2004. As of December 31, 2004, Turkcell's remaining payable to Turk Telekom related to the payment plan of settlement agreement is TRY 944.8 million (equivalent to $703,996 as of December 31, 2004) and TRY 286.9 million (equivalent to $213,740 as of December 31, 2004) of this amount is classified as long-term trade payables in its consolidated financial statements as of and for the year ended December 31, 2004.

        The Company makes a substantial portion of its purchases of goods and services related to GSM investments from Ericsson Turkey (a subsidiary of Ericsson Radio Communication Ltd, one of the former shareholders of the Company), Ericsson Sweden, Ericsson AB and Nokia. Total purchases and charges from Ericsson Turkey, Ericsson Sweden and Ericsson AB were $124,542 in 2002, $128,812 in 2003 and $556,903 in 2004, and outstanding balance due to these companies were $11,631 and $18,772 at December 31, 2003 and 2004, respectively. The total purchases and charges from Nokia was $20,588 in 2004

        Mainly, the Company's revenues are generated in TRY. Certain sales and purchases and, resulting receivables and payables, are in currencies different than the operating currency. Further, the Company has loans payable denominated in currencies different than its operating currency. Transaction gains and losses on these receivables and payables are included in the determination of earnings, but eliminated during translation of the financial statements, if such currency is the US Dollar.

(30) Variable Interest Entities

        The Company has adopted FIN 46 (R) effective December 31, 2003. As of December 31, 2003 and 2004, the Company determined Cellco as a variable interest entity as defined in Paragraph 6 of FIN 46 (R). In addition, the Company determined that Turkcell is the primary beneficiary of Cellco as defined in Paragraph 15 of FIN 46 (R). Accordingly, Turkcell consolidated Cellco in its financial statements as of and for the year ended December 31, 2004. The consolidation of Cellco did not have a material effect on the Company's consolidated financial statements, because Cellco is a financing entity, the sole purpose of which is to raise debt and loan all of the proceeds of that debt to Turkcell, and Turkcell had previously recorded all such indebtedness in its financial statements.

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

        Turkcell and Cellco have only one outstanding loan agreement amounting to $400,000. During 2004 and 2003, the Company has invested in the 12.75% senior notes, issued by Cellco. The nominal value and amortized cost of such bonds amounted to $65,000 and $73,113, respectively. Reacquisition of these bonds is considered an early extinguishment of debt under the provisions of SFAS No. 140. The difference between the reacquisition price and net carrying amount of Cellco bonds amounting to $8,113 is accounted in general and administrative expenses. At December 31, 2004, total net outstanding Cellco 12.75% senior notes amount to $335,000. Consequently, consolidation of Cellco does not have a material impact on the Company's consolidated financial statements. There are no unrecorded obligations of Cellco in the consolidated financial statements of the Company as of December 31, 2004.

(31) Subsequent Events

        (a)   The board of directors of Turkcell decided that within the frame of tender specifications with respect to the privatization of Turk Telekom prepared by the Privatization Administration Authority, Turktell will start the required studies for submitting a pre-qualification for the participation to the aforementioned tender process with a large consortium. As of January 19, 2005, as announced by the Privatization Authority, the consortium composed of 14 members and led by Turktell has passed the prequalification stage. On June 17, 2005, Turktell formed the consortium structure within the frame of Turk Telekom privatization tender. In accordance with the structure, Turktell will have a 40% interest in the consortium. On June 24, 2005, Turktell consortium has given an unconditional and irrevocable letter of guarantee amounting to $30,000 with respect to the bidding. The expiration date is stated on the letter of guarantee as minimum of 364 days from date of issuance.

        (b)   On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggests reduction of Turkcell's stake in Irancell to 49%, and submitted to the Guardian Council for their consent. In May 2005, the Guardian Council has given their consent. The consent will be approved by the Iran President. Turkcell management is assessing the impact of this change to the license agreement including the reduction of Turkcell's stake in Irancell which results in a voting ownership of less than 50% for Turkcell and calls into question the expected control structure of Irancell. This unilateral change by the Iranian Parliament conflicts with the license agreement's terms and conditions and the agreements signed between current shareholders of Irancell. Turkcell management believes that these developments call into question the future of the Company's investment in Iran. Amounts paid by the Company as capital advances to Irancell within 2004 have been repaid by Iranian authorities on March 16 and March 17, 2005.

        (c)   On March 25, 2005, the Cukurova Group announced that it has an intention to sell approximately 53% of its directly and indirectly held shares in Turkcell Holding AS for a cash consideration of $3.1 billion to Sonera Holdings BV (Sonera).

        Finalization of the deal is subject to completion of the final agreement, due diligence reports and obtaining the necessary permissions from regulatory authorities including exemption to be granted to Sonera by the Turkish Capital Markets Board for not offering the same purchase price per share for the public shares. If the deal had been finalized as planned, the Cukurova Group's effective interest in Turkcell would have decreased approximately to 13.3% and Sonera's effective interest would have increased to 64.1%. On May 23, 2005, Cukurova Holding announced that the exclusive negotiation obligation period was finalized without a conclusion on a share purchase/sale agreement between the parties. In the same announcement, it was noted that, as a result of public reaction and opinions raised at Annual Shareholders' Meeting on the issue, Cukurova Group will start to work on options that may not lead to a change in control structure of Turkcell and/or Turkcell Holding AS.

        Following Cukurova Holding's announcement, Sonera has filed a request for arbitration at the ICC. Sonera has also filed a request for interim measures at a Civil court in Geneva. Sonera demanded from the court to prohibit Cukurova Holding to initiate or continue contacts with third parties other than Sonera, with a view to sell or pledge shares in Turkcell Holding.

        On June 13, 2005, the Cukurova Group announced that Cukurova Group and Alfa Group agreed on a $3.3 billion financial package. The financial package consists of an approximately $1.7 billion six-year duration loan while the remaining approximately $1.6 billion will be a six year convertible bond. The bonds can be exchanged into shares of a Cukurova Group company after 18 months, which may lead to a 13.2% indirect ownership of Alfa Group in Turkcell. Finalization of the deal is subject to due diligence process and obtaining the necessary permissions from regulatory authorities. In the same announcement, it was noted that, the funds will be primarily used by Cukurova Group to retire its debt to the SDIF and finance Cukurova Group's option regarding the acquisition of Turkcell and Turkcell Holding AS shares owned by Yapi Kredi.

        (d)   On April 29, 2005, during the Annual Shareholders' Meeting, the shareholders of Turkcell have approved to distribute all of its distributable income for the year ending December 31, 2004. The dividend will be in the form of 50% cash and 50% bonus shares. The net distributable income, after deducting legal reserves, amounts to TRY 500.3 million (equivalent to $372,740 at December 31, 2004). Accordingly, cash dividend of TRY 250.1 million (equivalent to $186,370 at December 31, 2004) will be distributed to shareholders, representing a cash dividend of TRY 0.000134848 (equivalent to $0.000100475 at December 31, 2004) per ordinary share and approximately TRY 0.337 (equivalent to $0.251 at December 31, 2004) per American Depositary Receipt (ADR). On April 29, 2005, board of directors of Turkcell also approved that the issued capital of the Company would be increased to TRY 1,854.9 million (equivalent to $1,353,340 at December 31, 2004) from TRY 1,474.6 million (equivalent to $1,075,908 at December 31, 2004) by adding such bonus shares amounting TRY 234.1 millions (equivalent to $170,795 at December 31, 2004) and the capital inflation adjustment amounting to TRY 146.2 million. Turkcell is currently in the process of merging 1,000 existing ordinary shares, each having a nominal value of 0.001 TRY to 1 ordinary share having a nominal value of TRY 1. On May 23, 2005, the bonus share certificates have been registered by Turkish Capital Markets Board and the Istanbul Stock Exchange. The cash dividend payment to shareholders commenced on May 17, 2005 and bonus share certificates commenced on May 31, 2005.

        (e)   On April 15, 2005, Spor Toto Teskilat Mudurlugu, a governmental body notified Inteltek that they are obliged to pay TRY 1.4 million (equivalent to $1,068 at December 31, 2004) including 5% interest charge, with the claim of the inadequacy of the system software, failure to spot dealer sales on a live basis and lack of control mechanisms and cause for the non-collection of a certain portion of turnover from dealers, Inteltek management believes that the claim of Spor Toto Teskilat Mudurlugu has no legal base and collection risks from dealer belongs to Spor Toto Teskilat Mudurlugu.

        (f)    On March 2, 2005, Turk Telekom notified Turkcell that, Turkcell has financially damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested Turkcell to pay TRY 219.1 million (equivalent to $163,288 at December 31, 2004) of principal and TRY 178.4 million (equivalent to $132,900 at December 31, 2004) of interest, which make a sum of TRY 397.5 million (equivalent to $296,188 at December 31, 2004) until March 7, 2005. Turkcell management and its legal counsel believe that such a request has no legal basis and notified Turk Telekom accordingly.

        (g)   On April 22, 2005, Kibris Telekom decided to transfer all of its shares in Kibrisonline. On May 27, 2005, Kibris Telekom and Digitech Iletisim Limited ("Digitech") signed a share transfer agreement. According to this agreement all Kibrisonline shares with a par value of each one TRY owned by Kibris Telekom has been transferred to Digitech with a consideration of TRY 25,000 (equivalent to $19 at December 31, 2004).

        (h)   In connection with the redenomination of the Turkish Lira and the change of the nominal value of the Turkcell's ordinary shares, Turkcell ADR ratio will be changed from the existing ratio of one ADR to two thousand five hundred ordinary shares to a new ratio of two ADRs to five ordinary shares. One ordinary share is equal to one thousand existing ordinary shares with a nominal value of TL 1,000 until such time as the existing ordinary shares are replaced by new ordinary shares with a nominal value of TRY one, at which time one ordinary share will be equal to one new ordinary share.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 30, 2005	By:	/s/ MUZAFFER AKPINAR Muzaffer Akpinar Chief Executive Officer