Form 20-F/A
period 2005-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2006-11-08
CIK 1071321

As filed with the Securities and Exchange Commission on November 8, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

Explanatory Note

This amendment to our Form 20-F report for the year ended December 31, 2005 is solely to amend the audit report of PricewaterhouseCoopers Accountants N.V. to cover the consolidated statements of income and comprehensive income and of changes in shareholders’ equity and cash flows for the year ended December 31, 2003 of Fintur Holdings B.V.

TABLE OF CONTENTS

		Page
ITEM 18.	FINANCIAL STATEMENTS	139
ITEM 19.	EXHIBITS	139
Index to Financial Statements		F-1

i

ITEM 18.         FINANCIAL STATEMENTS

The consolidated financial statements of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries as of December 31, 2004 and 2005, and for each of the years in the three-year period ended December 31, 2005, with the Independent Registered Public Accounting Firm’s Report thereon, are filed as part of this annual report, as follows:

ITEM 19.         EXHIBITS

EXHIBIT NUMBER		DESCRIPTION
12.1	—	Certification of Serkan Okandan, Acting Principal Executive Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	—	Certification of Serkan Okandan, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	—	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

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

Report of independent accountants

To the Shareholders and Board of Directors of
Fintur Holdings B.V.

We have audited the consolidated balance sheets of Fintur Holdings B.V. (“Fintur” or the “Company”) and its subsidiaries as at 3 December 2005 and 2004 and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for each of the years in the three-year period ended 31 December 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fintur and its subsidiaries as at 31 December 2005 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended 31 December 2005 in conformity with accounting principles generally accepted in the United States of America.

Rotterdam, 6 February 2006

PricewaterhouseCoopers Accountants N.V.

/s/ drs. R.A.J. Swaak RA

drs. R.A.J. Swaak RA

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

The accompanying notes are an integral part of these consolidated financial statements

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 8, 2006	By:	/s/ SERKAN OKANDAN
Serkan Okandan
Acting principal executive officer

Exhibit Index

EXHIBIT NUMBER		DESCRIPTION
12.1	—	Certification of Serkan Okandan, Acting Principal Executive Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	—	Certification of Serkan Okandan, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	—	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.