Form 20-F
period 2006-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2007-04-23
CIK 1071321

As filed with the Securities and Exchange Commission on April 23, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 1-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Exact Name of Registrant as Specified in Its Charter)

TURKCELL

(Translation of Registrant’s Name Into English)

Republic of Turkey

(Jurisdiction of Incorporation or Organization)

Turkcell Plaza

Mesrutiyet Caddesi No: 71

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, Nominal Value TRY 1.000                                2,200,000,000

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

Large Accelerated Filer  ☒                Accelerated Filer  ☐                Non-Accelerated Filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

INTRODUCTION

This is the 2006 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey. The terms “we”, “us”, “our”, and similar terms refer to Turkcell, its predecessors, and its consolidated subsidiaries except as the context otherwise requires.

Our financial statements included in this annual report have been prepared and are presented on a consolidated basis in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations adopted by the International Accounting Standards Board (“IASB”) in US dollars. Turkcell commenced reporting under IFRS, rather than US Generally Accepted Accounting Principles (“US GAAP”), in 2006 and the 2005 year is also presented under IFRS in this report for comparative purposes. The reconciliation of significant differences to US GAAP is described in Note 34 to our consolidated financial statements included in Item 18. Information under IFRS for earlier years has been omitted. We have also included financial information prepared under US GAAP for each of the years in the five-year period ended December 31, 2006. The consolidated financial statements as of December 31, 2006 and 2005, included herein have been audited by KPMG Cevdet Suner Denetim ve Yeminli Mali Musavirlik A.S., or KPMG, our independent registered public accounting firm in Turkey.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not total exactly. In this annual report, references to “TL” and “Turkish Lira” are to Turkish Lira; references to “TRY” and “New Turkish Lira” are to the New Turkish Lira; and references to “$”, “US dollars”, and “cents” are to US dollars and cents. Except as otherwise noted, all interest rates are on a per annum basis. In this annual report, references to “Turkey” or the “Republic” are to the Republic of Turkey.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this annual report, including, without limitation, certain statements regarding our operations, financial position, and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, or similar statements.

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

While we believe that the expectations reflected in these and other forward-looking statements are reasonable, actual results may differ materially from the expectations reflected in those statements due to a variety of factors, including, among others, the following:

•	competition in our home market;

•	failure to find appropriate investment opportunities;

•	economic developments in Turkey and the global economy;

•	political developments in Turkey and its neighboring countries;

•	failure of the Turkish mobile telecommunications market to continue to develop;

•	failure to successfully integrate acquired companies, to compete successfully in a new market, or to successfully exploit new technologies;

•	technological changes in the telecommunications market;

•	legal and regulatory restrictions, including those imposed by the Telecommunications Authority of Turkey (the “Telecommunications Authority”);

•	enactment of the draft Electronic Communications Law in Turkey;

•

adverse effects on our competitiveness due to our designation by the Telecommunications Authority as an “operator holding significant market power” in the “mobile call termination services market” and as an “operator holding significant market power” in “access to GSM mobile networks and the call origination market”;

•	failure to abide by the requirements of our license or applicable regulations;

•	our current legal action against the Turkish Capital Markets Board;

•	legal actions and claims to which we are a party;

•	foreign exchange rate risks;

•	interest rate risk;

•	the influence of our controlling shareholders;

•	disputes between our principal shareholders;

•	exposure to certain risks through our interests in associated companies;

•	our ability to deal with spectrum limitations;

•	potential liability and possible reduced usage of mobile phones as a result of alleged health risks related to base transmitter stations and the use of handsets;

•	our dependence on certain suppliers for network equipment and the provision of data services;

•	our dependence on certain systems and suppliers for IT services and our exposure to potential natural disasters, regular or severe IT failures and IT migration risk;

•	our ability to retain key personnel;

•	financial risks in the event that our majority owned subsidiaries fail to meet some of their obligations set forth in the agreements related to their financing arrangements; and

•	the current issuance and cancellation halt of ADS’s by depositories in Turkey.

All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A Selected Financial Data

Our financial statements included in this annual report have been prepared and are presented on a consolidated basis in accordance with IFRS and its interpretations adopted by the International Accounting Standards Board (“IASB”) in US dollars. Turkcell commenced reporting under IFRS, rather than US GAAP, in 2006 and the 2005 year is also presented under IFRS in this report for comparative purposes. Information under IFRS for earlier years has been omitted. We have also included selected financial data prepared under US GAAP for each of the years in the five-year period ended December 31, 2006. The consolidated financial statements as of and for the year ended December 31, 2006 and 2005, included herein have been audited by KPMG, our independent registered public accounting firm in Turkey.

The following presents our selected financial data as of and for each of the years in the two-year period ended December 31, 2006, presented in accordance with IFRS; and our selected financial data as of and for each of the years in the five-year period ended December 31, 2006, presented in accordance with US GAAP.

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects,” our audited consolidated financial statements as of December 31, 2006 and 2005 and for each of the years in the two-year period ended December 31, 2006, and the related notes appearing elsewhere in this annual report.

The information appearing under the captions “Other Financial Data” and “Operating Results” is not derived from the audited financial statements.

	2006	2005
	(Million $, except share data and other certain data)
Selected Financial Data Prepared in Accordance With IFRS
Consolidated Statement of Operations Data
Revenues
Communication fees	4,406.7	4,295.9
Commission fees on betting business	172.4	112.5
Monthly fixed fees	57.6	54.9
SIM card sales	21.0	50.3
Call center revenues and other revenues	42.6	14.4
Total revenues	4,700.3	4,528.0
Direct cost of revenues(1)	(2,627.9)	(2,701.6)
Gross profit	2,072.4	1,826.4
Other income	8.1	15.4
Administrative expenses	(154.9)	(154.0)
Selling and marketing expenses	(827.5)	(700.5)
Other expenses	(6.5)	(4.9)
Results from operating activities	1,091.6	982.4
Finance income	184.0	167.5
Finance expense	(108.0)	(191.2)
Net finance income/(costs)	76.0	(23.7)
Share of profit of equity accounted investees(2)	78.6	68.2
Profit before gain on net monetary position, net	1,246.2	1,026.9
Gain on net monetary position, net	—	11.0
Profit before income taxes	1,246.2	1,037.9
Income tax expense	(413.2)	(290.5)
Profit for the period	833.0	747.4
Attributable to:
Equity holders of the Company	875.5	772.2
Minority interest	(42.5)	(24.8)
Profit for the period	833.0	747.4
Basic and diluted earnings per share(3)	0.397951	0.351021

Other Financial Data
Dividends declared or proposed(4)	411.9	342.2
Dividends per share (declared or proposed)(5)(10)	0.187227	0.155545
Gross margin(6)	44%	40%
Adjusted EBITDA(7)	1,820.0	1,722.2
Capital expenditures	604.8	772.6

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	1,598.6	808.2
Total assets	6,089.7	5,215.1
Long term debt(8)	113.5	79.2
Total debt(9)	639.6	657.3
Total liabilities	1,971.8	1,524.8
Share capital	1,636.2	1,439.0
Total equity/net assets	4,118.0	3,690.3
Weighted average number of shares(3)	2,200,000,000	2,200,000,000

Consolidated Cash Flow Information
Net cash from operating activities	1,854.9	1,072.6
Net cash used for investing activities	(632.5)	(659.2)
Net cash used for financing activities	(395.8)	(347.6)

(1)	Direct cost of revenues includes ongoing license fee and universal service fund payments, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses, roaming charges, interconnection fees, cost of SIM cards sold, and personnel expenses for technical personnel.

(2)	Share of profit of equity accounted investees includes primarily the income (loss) from Fintur Holdings B.V. (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri A.S. (“A-Tel”) of which we own 41.45% and 50.00%, respectively. During August 2006, we acquired 50% of the shares of A-Tel for a consideration of $150.0 million. We made the related payment on August 9, 2006 and the results of A-Tel’s operations have been included in our consolidated financial statements since that date. Fintur currently holds all of our International GSM investments other than our Northern Cyprus and Ukraine operations. During 2002, Fintur restructured its two business divisions, the international GSM businesses and the technology businesses. As part of the restructuring, we acquired 16.45% of Fintur’s international GSM businesses from the Cukurova Group, increasing our ownership interest in that business to 41.45% and Fintur sold its entire interest in its technology businesses to the Cukurova Group. See “Item 4B. Business Overview—International Operations—Fintur.”
(3)	Net income per share figures and weighted average number of shares reflected in our historical financial statements have been retrospectively restated for the stock splits and stock dividends as explained in note 21 to our audited consolidated financial statements.
(4)	The US$ equivalent of the cash dividends declared for the year ending December 31, 2006, which amount to TRY 567.0, was computed by using the Central Bank of Turkey’s TRY/US$ exchange rate on March 23, 2007, which is the date of our General Assembly meeting for approval of distribution of dividends.
(5)	In 2006, we declared dividends of $342.2 million for the year ended December 31, 2005, when 1,854,887,341 of our shares were outstanding. The decision of the Board of Directors was approved by the General Assembly which was held on May 22, 2006. Dividends per share for the year ending December 31, 2005 is computed over 2,200,000,000 shares in order to reflect the effect of certain stock splits and stock dividends as explained in note 21 to our consolidated financial statements. In 2007, we declared dividends of $411.9 million for the year ended December 31, 2006, when 2,200,000,000 of our shares were outstanding. The decision of the Board of Directors was approved by the General Assembly meeting which was held on March 23, 2007.
(6)	Gross margin has been calculated as gross profit divided by total revenues.
(7)	Adjusted EBITDA equals net income before finance income, finance expense, income tax expense, other income, other expense, minority interest, share of profit of equity accounted investees, gain on net monetary position, depreciation and amortization. Adjusted EBITDA is not a measurement of financial performance under IFRS and should not be construed as a substitute for profit for the period as a measure of performance or cash flow from operations as a measure of liquidity. It is used in this annual report because it is a common and useful measure of performance of a mobile operator.
(8)	Consists of long-term loans and borrowings and long-term lease obligations.
(9)	Consists of long-term and short-term loans and borrowings and lease obligations.
(10)	Divdend per share figures in TRY are TRY 0.257745 for the year ended December 31, 2006 and TRY 0.231398 for the year ended December 31, 2005.

	2006(1)	2005	2004	2003	2002
	(Million $, except share data and certain other data)
Selected Financial Data Prepared in Accordance With US GAAP
Consolidated Statement of Operations Data
Total revenues	—	4,268.5	3,200.8	2,219.2	1,973.9
Gross profit	—	1,877.5	1,199.6	606.0	607.0
Operating income	—	1,236.8	713.1	174.2	278.9
Net income	1,015.6	910.9	511.8	215.2	47.4

Basic and diluted earnings per share(2)(7)	0.461655	0.414045	0.232636	0.097818	0.021545

Other Financial Data
Dividends declared or proposed(3)	411.9	342.2	182.2	78.1	—
Dividends per share (declared or proposed)(4)	0.187227	0.155545	0.082818	0.035500	—
Gross margin(5)	—	44.0%	37.5%	27.3%	30.8%
Adjusted EBITDA(6)	—	1,704.5	1,137.1	595.7	691.0
Capital expenditures	—	778.7	486.7	172.9	71.2

Consolidated Balance Sheet Data (at period end)
Total assets	—	4,405.6	4,361.5	3,867.3	3,233.5
Total debt	—	650.3	832.6	630.2	1,308.2
Common stock	—	636.1	636.1	636.1	636.1
Total shareholders’ equity/net assets	3,449.2	2,717.6	1,985.5	1,547.3	1,330.5
Weighted average number of shares(7)	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000

Consolidated Cash Flow Information
Net cash provided by operating activities	—	1,143.1	603.9	1,041.3	608.8
Net cash used for investing activities	—	(745.4)	(542.3)	(198.9)	(141.9)
Net cash provided by (used for) financing activities	—	(366.5)	119.5	(653.8)	(315.9)

(1)	We commenced reporting under IFRS, rather than US GAAP, in 2006. Therefore, only net income, net income per share and total equity information have been given as of and for the year ended December 31, 2006, in accordance with US GAAP. Discussion of the principal differences between IFRS and US GAAP is set out in Note 34 to our consolidated financial statements.
(2)	Net income per share figures have been restated to reflect the effect of certain stock splits.
(3)	The US$ equivalent of the cash dividends declared for the year ending December 31, 2006, which amount to TRY 567.0, was computed by using the Central Bank of Turkey’s TRY/US$ exchange rate on March 23, 2007, which is the date of our General Assembly meeting for approval of distribution of dividends.
(4)

In 2005 we declared dividends of $182.2 million for the year ended December 31, 2004, when 1,854,887,341 of our shares were outstanding. In 2006, we declared dividends of $342.2 million for the year ended December 31, 2005, when 1,854,887,341 of our shares were outstanding. The decision of the Board of Directors was approved by the General Assembly which was held on May 22, 2006. Dividends per share for the year ending December 31, 2004 and 2005 are computed over 2,200,000,000 shares in order to reflect the effect of certain stock splits. In 2007, we declared dividends of $411.9 million for the year ended December 31, 2006, when 2,200,000,000 of our shares were outstanding. The decision of the Board of Directors was approved by the General Assembly meeting which was held on March 23, 2007.

(5)	Gross margin has been calculated as gross profit divided by total revenues.
(6)	Adjusted EBITDA equals net income before finance income, finance expense, income tax benefit (expense), other income, other expense, minority interest, share of profit of associates, gain on net monetary position, depreciation and amortization. Adjusted EBITDA is not a measurement of financial performance under US GAAP and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity. It is used in this annual report because it is a common and useful measure of performance of a mobile operator.
(7)	In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001 shall be consolidated and each unit of share having a nominal value of 1 TRY shall be issued to represent such shares. Turkcell is currently in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001 to one ordinary share having a nominal value of TRY 1. After the share consolidation which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will have a value of 1 TRY. Although the consolidation process has not been finalized, the practical application is to state each share having a nominal value of TRY 1 which is consented by CMB. Basic and deleted weighted average number of shares and net income per share as of December 31, 2002, 2003, 2004 and 2005 are retrospectively changed to reflect each share having a nominal value of TRY 1.

The following tables provide a reconciliation of Adjusted EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Year ended December 31,
	2006	2005
	(Million $)
Adjusted EBITDA	1,820.0	1,722.2
Other operating income/(expense)	1.6	10.5
Financial income	184.0	167.5
Financial expense	(108.0)	(191.2)
Gain on net monetary position, net	—	11.0
Net decrease in assets and liabilities	(60.3)	(624.4)
Net cash provided by operating activities	1,837.3	1,095.6

We believe that Adjusted EBITDA, a measure commonly used in the telecommunications industry in Europe, can enhance the understanding of our operating results.

Operating Results

	Year ended December 31,
	2006	2005
Industry Data
Estimated population of Turkey (in millions)(1)	74.4	73.4

Turkcell Data
Number of postpaid subscribers at end of period (in millions)(2)	5.8	5.4
Number of prepaid subscribers at end of period (in millions)(2)	26.0	22.5
Total subscribers at end of period (in millions)(2)	31.8	27.9
Average monthly revenue per user (in $)(3)	12.1	14.0
Postpaid	31.0	33.5
Prepaid	7.8	9.0
Average monthly minutes of use per subscriber(4)	70.3	67.7
Churn(5)	14.7%	10.1%
Number of Turkcell employees at end of period	2941	2858
Number of employees of consolidated subsidiaries at end of period(6)	5258	4659

(1)	The Turkish population for 2006 and 2005 has been estimated based upon the 1996 and 2000 censuses prepared by the Turkish Statistical Institute, applying a projected monthly growth rate of 0.13%.
(2)	Subscriber numbers do not include the subscribers in Ukraine and Northern Cyprus.
(3)	We calculate average revenue per user, ARPU, using the weighted average number of our subscribers during the period. ARPU does not include the results of our operations in Ukraine and Northern Cyprus.
(4)	Average monthly minutes of use per subscriber is calculated by dividing the total of incoming and outgoing airtime minutes of use by the average monthly number of postpaid and prepaid subscribers for the year divided by twelve. Our Minutes of Usage (“MoU”) calculation does not include our operations in Ukraine and Northern Cyprus.
(5)	Churn is calculated as the total number of subscriber disconnections during a period as a percentage of the average number of subscribers for the period. Our churn calculations do not include our operations in Ukraine and Northern Cyprus.
(6)	See “Item 6D. Employees” for information with respect to our consolidated subsidiaries.

Exchange Rate Data

Effective January 1, 2005, the Turkish parliament redenominated the Turkish Lira and created a new currency, the New Turkish Lira or TRY. One million Turkish Lira is equal to one New Turkish Lira. Turkish Lira remained in circulation along with the New Turkish Lira until the end of 2005. Effective January 1, 2006, only New Turkish Lira are in circulation in Turkey.

The Federal Reserve Bank of New York does not report a noon buying rate for the New Turkish Lira and historically has not reported a noon buying rate for the Turkish Lira. For the convenience of the reader, this annual report presents translations of certain New Turkish Lira amounts into US dollars at the relevant New Turkish Lira exchange rate for purchases of US dollars at the TRY/$ Exchange Rate announced by the Central Bank of Turkey. In addition, this annual report presents translations of certain New Turkish Lira amounts into US dollars at the relevant New Turkish Lira exchange rate for purchases of US dollars at the TRY/$ Exchange Rate announced by the Central Bank of Turkey. Prior to January 1, 2006, unless otherwise stated, any balance sheet data in US dollars derived from our consolidated financial statements are translated from New Turkish Lira into US dollars at rates announced by the Central Bank of Turkey on the date of such balance sheet for monetary assets and liabilities and at historical rates for capital and non-monetary assets and liabilities. Any data from our consolidated statements of operations in US dollars derived from our consolidated financial statements are translated from New Turkish Lira into US dollars at historic rates. Unless otherwise indicated, the TL/$ exchange rate or TRY/$ exchange rate used in this annual report is the TL/$ exchange rate or TRY/$ exchange rate in respect of the date of the financial information being referred to.

Starting from January 1, 2006, all assets and liabilities are translated to US dollars at exchange rates at the balance sheet date.

The following table sets forth, for the periods and the dates indicated, the Central Bank of Turkey’s buying rates for US dollars. These rates may differ from the actual rates used in preparation of our consolidated financial statements and other information appearing herein. The TRY/$ exchange rate as of April 6, 2007 was TRY 1.3625 = $1.00.

	Year ended December 31,
	2007(2)(3)	2006(2)	2005(2)	2004	2003	2002
High	1.450	1.693	1.400	1,550,710	1,746,390	1,688,410
Low	1.363	1.297	1.254	1,301,340	1,348,023	1,286,543
Average(1)	1.402	1.431	1.344	1,422,514	1,492,581	1,513,611
Period End	N/A	1.406	1.342	1,342,100	1,395,835	1,634,501

Source: Central Bank of Turkey

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.
(2)	These columns set forth the Central Bank of Turkey’s buying rates for US dollars expressed in New Turkish Lira.
(3)	Through April 6, 2007.

	April 2007(1)	March 2007	February 2007	January 2007	December 2006	November 2006	October 2006
High	1.381	1.450	1.414	1.445	1.450	1.476	1.509
Low	1.363	1.377	1.376	1.404	1.413	1.432	1.442

Source: Central Bank of Turkey

(1)	Through April 6, 2007.

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

We currently face competition from Vodafone Telekomunikasyon A.S. (“Vodafone”) and Avea Iletisim Hizmetleri A.S. (“Avea”) in the Turkish GSM market. Competition is likely to increase due to recent structural changes in the competitive environment. Vodafone acquired all the shares of Telsim Mobil Telekomunikasyon Hizmetleri A.S. (“Telsim”) on May 24, 2006 and in September 2006, Telecom Italia SpA sold its 40.5% stake in Avea to Turk Telekomunikasyon A.S. (“Turk Telekom”). This transaction increased Turk Telekom’s stake in Avea to 81%.

The new presence of Vodafone in the Turkish GSM market is important because Vodafone is a multinational GSM operator with a strong and proven track record. In addition, the change in Avea’s share ownership structure could also lead to increased competition for us in the Turkish GSM market, especially if Avea is able to benefit from its position as an affiliate of Turk Telekom.

These shifts in the GSM market could result in changes to, and a strengthening of, the competitive environment for Turkcell. Previously, competition has mainly focused on price, with aggressive subscriber offers such as lower tariffs, free minutes and free SMS messages. However, competition is now also beginning to focus on the acquisition of high value subscribers based on such factors as the quality of service, customer service, product variety, distribution capabilities and improved branding and thereby, other GSM operators are also seeking to increase their subscriber base and subscriber retention. Currently, Turkcell is perceived as the highest quality GSM operator and we possess the highest market share among GSM operators in Turkey. If other GSM operators begin to provide a competitive quality of service, then our market share could fall, our churn could increase and we may fail to retain customers.

In addition, we expect to face increased direct competition from, among others, long distance carriers and fixed line telephony providers. In May 2004, the Telecommunications Authority granted long distance licenses, allowing licensees to provide both domestic and international long distance telephony services. As of March 2007, approximately 45 companies are holding such licenses but only some are operational. Although these long distance telephony providers have not yet had a significant effect on our operations, in the long term they could have the effect of driving down prices and shifting traffic patterns for long distance calls in Turkey.

On February 1, 2007, the Telecommunications Authority issued regulations on Mobile Number Portability (“MNP”). These regulations allow subscribers to keep their existing telephone numbers when changing telephone operators. These regulations are expected to become operational at the end of 2007 or early 2008. However, the introduction of MNP into the Turkish market may lead to increased churn rates and may have a significant impact on both Turkcell and the market. Turkcell must ensure it implements MNP on a timely basis, otherwise a delayed implementation may result in the imposition of fines by the Telecommunications Authority.

The Telecommunications Authority is in the process of preparing regulations and is expected to begin a tender process for the granting of Third Generation (“3G”) licenses during the first half of 2007. The Telecommunications Authority has announced that there will be a tender process for the awarding of the 3G licenses. 3G licenses will be sold for a minimum €252 million for the largest bandwidth. However, the tender process could result in a significantly higher price, especially if multiple new licenses are granted to new entrants. Turkcell’s ability to implement 3G services will be dependent on clearing the 3G regulatory and licensing process. The issuance of 3G licenses and the introduction of 3G services in Turkey could lead to significant changes in the competitive environment and Turkcell’s failure to obtain a 3G license or to implement 3G could affect our competitive position. The Telecommunications Authority may attempt to award at least four 3G licenses, possibly resulting in at least one new entrant into the current market. Currently, we do not know whether a new entrant intends to join the market but if a new competitor does enter the market, it could affect market dynamics and lead to further market share deterioration.

In addition, the Telecommunications Authority is in the process of preparing regulations for Mobile Virtual Network Operators (“MVNO”), Wireless Broadband Access Services operator licenses (“WBA”) and Value Added Services (“VAS”) licenses. Although it is unclear exactly when or even if they will be issued, these potential regulatory changes have the potential to significantly affect market dynamics.

Each of these potential changes in market dynamics could have a negative impact on our ability to attract and retain customers, the competitiveness of our products and services, our distribution channels, our brand and our infrastructure investments, which, in turn, could have a material adverse effect on our business, consolidated financial condition and results of operations.

We may not find appropriate investment opportunities with which to utilize our cash to provide an adequate rate of return for our investors.

Our business has been highly cash generative in recent years. However, to provide an adequate return for our investors, we will need to find appropriate opportunities in which to invest in line with our expansion strategy. These opportunities may include the purchase of licenses and acquisitions of interests in other operators in markets outside of Turkey in which we currently do not operate. These opportunities are becoming increasingly sought after and competitive as other operators in the region and internationally also seek to grow their businesses. We may also pursue investment opportunities in communications and technology-related investments in Turkey. There can be no assurances that we will find appropriate opportunities or that we will win competitive bids, or that, if successful, the prices that we pay will permit an appropriate return for investors.

Economic developments in Turkey and in the global economy have had, and may continue to have, a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

Although the Turkish economy has shown signs of improvement and relative stability over the last three years, it had experienced significant turmoil in previous years. In particular, high inflation, volatility in the debt and equity markets, and a significant depreciation of the Turkish Lira against the US dollar affected Turkey in 2001 and 2002. However, a revised International Monetary Fund (“IMF”) stand-by agreement introduced in 2005, tight macroeconomic and fiscal policies initiated by the Turkish government and the start of talks to evaluate Turkey for membership in the European Union (“EU”) have had a positive effect on the Turkish economy. The Turkish Lira has been appreciating against the US dollar since April 2003, although there have been short-term periods in which the Turkish Lira, and the New Turkish Lira, depreciated against the US dollar due to some political turmoil and international developments in emerging markets.

Beginning May 2006, the short global downturn has continued to affect the Turkish economy. The downturn resulted in New Turkish Lira depreciating against the US dollar almost 22% from the beginning of May 2006 until the end of June 2006. Since then, the New Turkish Lira has recovered through the Turkish Central Bank’s cautious stance and strong fiscal policies and the assistance of Turkey’s largely healthy banking sector. The New Turkish Lira may again depreciate if Turkey is unable to meet obligations to reform its social security and other entitlement programs in accordance with EU or IMF requirements.

Our consolidated financial condition, future operations and cash flows and, in particular, our operating results, including average monthly revenue per user, may be negatively impacted as a result of the economic factors affecting the Turkish economy, which include the following:

•

Widening of the current account deficit accounted for approximately 8% of GDP at the end of 2006 due to rising import volumes and an increased non-energy current account deficit. Foreign direct investment inflows in 2006 were at their historical peak at around 5% of GDP. Although the amount of foreign direct investment into Turkey increased in 2006, the cancellation of some privatizations and bureaucratic problems may limit the future financing of Turkey’s significant current account deficit. Due to Turkey’s large current account deficit, Turkey is susceptible to unexpected changes in global liquidity conditions and oil prices;

•

Sustainability of sovereign debt, or the capacity to service debt, has been a concern with respect to the Turkish economy for years. Turkey has made progress in restoring debt sustainability with primary surplus and growth and a lowering of borrowing costs but there are no assurances that this progress will continue;

•

Inflation rates came down to single digit levels in 2004 (9.3%) for the first time in the last 40 years and this downward trend continued in 2005 (7.7%). Inflation increased to 9.7% for the year ended December 31, 2006. This was significantly higher than the 2006 target rate of 5%. The official inflation target for 2007 is 4%, although this is significantly below market expectations of 6% to 7%. A sudden increase in inflation, especially into double-digit figures, due to local and international factors like a rise in oil prices or depreciation of the New Turkish Lira may have a negative impact on the economy.

In addition to the foregoing, one of the political reasons that caused the Turkish economy to further develop and improve was the start of negotiations to evaluate Turkey for membership in the EU on October 3, 2005. However, during 2006 the political situation concerning Cyprus presented an obstacle to the discussions. This situation resulted in delays but did not cause a material adverse impact on the Turkish economy. The failure of the Turkish government to devise or implement appropriate economic programs, or the failure of the IMF to complete periodic reviews of the economic program introduced by the IMF in 2005, may also adversely affect the Turkish economy.

Political developments in Turkey and its neighboring countries may have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

The Adalet ve Kalkinma Partisi (“AKP”) government is the first majority, non-coalition government that Turkey has enjoyed in over 12 years. General elections are scheduled for November 2007 but there is a possibility that the general elections could be held during September 2007. There can be no assurance that there will be a single party majority and Turkey may once again be governed by a coalition, which historically has proven to be less effective. In addition, the presidential election is scheduled for April and May 2007. The results of these elections may result in political conflicts. Any negative changes from the current political environment may create instability and may adversely affect the Turkish economy.

Political uncertainty within Turkey, including actions by terrorist and ethnic separatist groups, along with armed conflict and the threat of armed conflict in neighboring countries, such as Iran, Syria, Georgia and Armenia, historically have been among the potential risks associated with investment in Turkish companies. The instability surrounding the situation in Iraq, as well as tension in and involving the Kurdish regions of northern Iraq, could also have negative economic consequences for us. Although relations with the United States have always played a major role in the stability of the Turkish economy, the relationship has become even more important due to the United States’ presence in Iraq. The current tension between Iran, the United Nations and the United States related to Iran’s nuclear program may also negatively affect Turkey economically and politically.

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

The growth of our business is dependent upon the development of the Turkish mobile telecommunications market.

The subscriber mobile line penetration rate in Turkey is relatively low in comparison to the average EU penetration rate. As of the end of December 2006, the mobile line penetration rate in Turkey was approximately 70%, according to the Telecommunications Authority. This figure is higher than the actual individual customer penetration rate because it includes multiple SIM card usage. The development of our business will depend, in large part, on the level of demand for mobile telecommunications in Turkey. Although we expect continued growth in the number of mobile telecommunications subscribers in Turkey, we expect the growth rate to be less than that of recent years. As a result, we are focused on increasing average monthly revenue per user and average monthly minutes of use per subscriber rather than purely growing our subscriber base. These parameters will, however, be negatively affected by an increasing prepaid subscriber base. In addition, the size and usage patterns of our future subscriber base will be affected by a number of factors, outside our control. Such factors include general economic conditions, consumption tax on mobile phone usage, the development of and changes to the GSM market, the availability, quality and cost to the subscriber of competing mobile services and improvements in the quality and availability of fixed line telephone services in Turkey. Given these factors, it is difficult to predict with any degree of certainty the growth and usage patterns of our subscribers and our ability to increase revenues or profitability.

As part of our strategy, we may seek to acquire companies, telecommunication licenses or new technologies. A failure to successfully integrate acquired companies, compete successfully in a new market or successfully exploit new technologies could harm our business and results of operations.

Part of our strategy is to selectively seek and evaluate new investment opportunities. These opportunities could include the acquisition of other companies, the purchase of telecommunication licenses or the use of new technologies. However, we may not be able to successfully integrate and manage any acquired company, successfully compete in a market in which we have bought a telecommunication license or successfully exploit new technologies so as to achieve the strategic benefits and the return we have sought. In addition, any potential acquisition of a company, purchase of a telecommunication license or the use of new technology may result in management diverting undue attention away from other ongoing business concerns.

We may be unable to adapt to technological changes in the telecommunications market.

The telecommunications industry is characterized by rapidly changing technology with related changes in customer demands for new products and services at competitive prices. Technological developments are also shortening product life cycles and facilitating convergence of various segments in the telecommunications industry. Our future success will largely depend on our ability to anticipate, invest in and implement new technologies with the levels of service and prices that customers demand. Technological advances may also affect our level of earnings and financial condition by shortening the useful life of some of our assets.

The operation of our business depends in part upon the successful deployment of continually evolving mobile communications technologies, which requires significant capital expenditures. There can be no assurance that such technologies will be developed according to anticipated schedules, that they will perform according to expectations, or that they will achieve commercial acceptance. We may be required to make more capital expenditures than we currently expect if suppliers fail to meet anticipated schedules, performance of such technologies fall short of expectations, or commercial success is not achieved.

The effects of technological changes on our business cannot be predicted. In addition, it is impossible to predict with any certainty whether the technology selected by us will be the most economical, efficient or capable of attracting customer usage. There can be no assurance that we will be able to develop new products and services that will enable us to compete effectively.

A large amount of our business is or may be subject to significant legal and regulatory restrictions.

The Turkish Telecommunications Authority is empowered to regulate licensing, competition, ownership, frequency allocation and arrangements pertaining to interconnection and general operations of GSM networks. The Telecommunications Authority is responsible for issuing licenses and giving general permission as well as concluding concession agreements with the operators. Therefore, actions of the Turkish government, the

Telecommunications Authority or other regulatory authorities in Turkey (such as the Competition Board) have in the past, and could in the future, adversely affect our business. Such actions could include:

•	changes in laws, regulations or governmental policy, or their interpretation, including revisions to the interconnection and access regime or the imposition of price controls;

•	any unfavorable change in corporate and/or income tax legislation, or the imposition of additional consumption taxes or other taxes on subscribers or mobile operators;

•	granting additional mobile telephone licenses or other telephony licenses to new entrants and existing operators;

•	the establishment of limitations on our operations or restrictions on our ability to provide services to existing or new subscribers;

•	investigations, enforcement actions or other assessments of the Competition Board or other regulatory authorities;

•	denial of discretionary benefits that we may seek in expanding our network; and

•	the introduction of additional fees or charges by governmental authorities.

In the case of war, general mobilization or when the Telecommunications Authority considers it necessary for public safety or national defense, we may be required to surrender the control of our network wholly or partially to the Telecommunications Authority for a limited or unlimited period.

Any of these factors could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

Enactment of the draft Electronic Communications Law could have a material adverse effect on our operations and financial results.

Enactment of the draft Electronic Communications Law, which is expected to be enacted in 2007, would result in an expansion of the Telecommunications Authority’s powers and could lead to an increase in our current obligations, which may adversely affect our operations and financial results. The draft law grants the Telecommunications Authority, among other things, the power to establish general criteria with respect to tariffs applicable to users and operators, and to approve and amend tariffs. The draft law would also considerably increase the fees paid by operators, including administrative fees paid towards the expenses of the Telecommunications Authority and infrastructure fees paid per item of network infrastructure. Finally, the draft law would increase the power of the Telecommunications Authority, including its ability to impose administrative fines in the case of breaches by operators of applicable laws and regulations, usage fees, provisions of concession (license) agreements, other rules of authorization or the provisions of wireless licenses. It sets the maximum limit of the fine at 5% of net sales in the previous year of the relevant service. The law also grants the Telecommunications Authority the power to impose various obligations on operators having significant market power, such as requiring them to provide access to their network or interconnecting at a price based on cost. Increases in fees or fines payable by us, a reduction in our tariffs or an order for us to open our networks at a price based on cost to potential competitors as a result of the draft Electronic Communications Law could have a material adverse effect on our operations and financial results.

The Telecommunications Authority has designated Turkcell as an “operator holding significant market power” in the “GSM mobile call termination services market” and an “operator holding significant market power” in “access to GSM mobile networks and the call origination market”, which could affect our competitiveness and have a material adverse affect on our results of operations.

Pursuant to the Access and Interconnection Regulation promulgated by the Telecommunications Authority, in 2003 Turkcell was designated by the Telecommunications Authority as an “operator holding significant market power” in the GSM mobile call termination services market and Vodafone, and Avea were so designated in 2005. As a result of this designation, the operators holding significant market power are required to provide interconnection services to any requesting operator at a price based on cost while such requesting operator is entitled to charge operators holding significant market power more for interconnection to its network, which may put such operators at a competitive disadvantage. Operators who are not designated as holding significant market power have the right to freely set the prices they charge other operators for interconnection services. If parties are unable to reach an agreement, the Telecommunications Authority may intervene to establish the terms between the parties.

In January 2007, the Telecommunications Authority published “Standard Reference Interconnection Tariffs”, which recommends call termination fees for all GSM operators and Turk Telekom. These “Standard Reference Interconnection Tariffs” are not necessarily directly applicable to our current or future interconnection agreements. However, if the Telecommunications Authority decides to set the termination fees for us it may use these rates, as it has done in connection with our previous disputes with Turk Telekom and Avea. In 2005, the Telecommunications Authority also designated Turkcell as an operator having significant market power in the access to GSM mobile networks and call origination market. As a result, if 3G licenses are awarded in the forthcoming 3G tender process, to operators without GSM capability in Turkey, Turkcell may be obligated to provide interconnection and national roaming to these potential operators. This may result in increased competition and have a material adverse effect on Turkcell’s results of operations.

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

Our license contains a number of requirements, including requirements regarding operation, quality and coverage of the GSM network; national security issues; maintenance of confidentiality; prohibitions on anti-competitive behavior; and compliance with international and national GSM standards. If we fail to meet any requirement in our license or to comply with applicable regulations, we could be subject to sanction, including the limitation or revocation of our license.

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

The Turkish Capital Markets Board has informed us that our appointment of one of our board members to the audit committee does not satisfy Turkish legal requirements with respect to audit committees.

Alexey Khudyakov was appointed to the audit committee on July 21, 2006. Alexey Khudyakov’s status on the audit committee is as an “observer member” because under the US Sarbanes-Oxley Act of 2002, he is not considered an independent audit committee member due to his position with one of our affiliated shareholders. On January 26, 2007 the Turkish Capital Markets Board (“CMB”) informed Turkcell that Alexey Khudyakov’s current status, as an “observer member” on the audit committee does not satisfy the requirements under Article 25, “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently so that our Company can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive board member. In March 2007, we have commenced a law suit seeking to suspend the execution and to annul the decision of the CMB with respect to Mr. Khudyakov.

We are involved in various claims and legal actions arising in the ordinary course of our business.

We are involved in various claims and legal actions with governmental authorities in Turkey, including the Competition Board, the Telecommunications Authority and certain other parties. In addition, we may be involved in additional claims and legal actions with various governmental and other parties in the future. For a more detailed discussion of all of our significant disputes, see “Item 8.A. Financial Information” and note 30 to our audited consolidated financial statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

We are exposed to foreign exchange rate risks that could significantly affect our results of operation and financial position.

We are exposed to foreign exchange rate risk because certain amounts of purchases, operating costs and expenses, receivables and payments are denominated in multiple currencies, primarily US dollars, euros and Swedish Krona. A substantial majority of our debt obligations are currently, and are expected to continue to be, denominated in US dollars and euros. Although we have successfully operated in a hyperinflationary environment with continuous devaluation of the Turkish currency since our inception, sudden increases in inflation or the devaluation rate have had, and may continue to have, an adverse effect on our consolidated financial condition, results of operations or liquidity.

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

We use analytical techniques such as market valuation and sensitivity and volatility analysis to manage and monitor foreign exchange risk. We keep a portion of our monetary assets in US dollars, euros and Swedish Krona and a portion in New Turkish Lira to reduce our foreign currency exposure. However, fluctuations between New Turkish Lira, on the one hand, and US dollars, euros, Swedish Krona, on the other, may have an unfavorable impact on us.

In 2006, in order to take advantage of market volatility in the foreign exchange and fixed income markets, we have started to enter into option contracts in line with our treasury policies. Any options exercised that are either above or below market levels might result in unfavorable results to us.

We are also subject to translation risk when we translate our results of operations and financial position into US dollar financial statements. We do not hedge translation risk.

We are also exposed to interest rate risk on our variable rate borrowings. An increase in Euribor or Libor rates would increase our interest exposure through increased interest expense.

As of December 31, 2006, the major portion of our outstanding debt consists of the long term financing facility of Euroasia, 100% shareholder of our Ukrainian subsidiary with a variable interest rate. We fixed the Euribor rate for a large part of the total debt until maturity instead of the market practice of setting the rate for three or six months in order to partially hedge our interest rate risk against possible short term interest rate increases. In order to hedge the interest rate risk, we continue to look for hedging alternatives such as interest rate swaps. There are no outstanding swap arrangements due to the cost of such arrangements in the market and the general market view of forward interest rates.

On February 26, 2007 we put in place a $3 billion unsecured syndicated Term Loan facility to provide us with the flexibility to identify and execute acquisitions and investments in the region. At present, no amount has been utilized as of April 20, 2007; however if we draw down this loan we will become exposed to interest rate risk on the draw down amount utilized.

As a result of these borrowings an increase in the Libor or Euribor rates would cause an increase in the amount of our interest payments and could have a material adverse effect on our result of operations.

TeliaSonera, the Cukurova Group, and the Alfa Group together currently hold a majority of our outstanding share capital which allows them together to exercise a controlling influence over us. This ownership may also have the effect of delaying, deferring or preventing a change of control of Turkcell.

As of the date of this annual report on Form 20-F, TeliaSonera, the Cukurova Group, and the Alfa Group (through its Altimo subsidiary) currently own, directly or indirectly, approximately 37.1%, 21.2% and 13.2%, respectively, of our share capital. Our Board of Directors currently consists of seven members, five members are required for a quorum. Two members of the board are affiliated with each of TeliaSonera, the Cukurova Group, and the Alfa Group with the seventh member being independent. TeliaSonera, the Cukurova Group, and the Alfa Group hold a portion of their interests in us through Turkcell Holding, a holding company that holds 51% of our shares. If TeliaSonera, the Cukurova Group, and the Alfa Group act together they have the ability to control the Board of Directors and exercise a controlling influence over matters requiring a simple majority vote of the shareholders at a general assembly. To the extent that the interests of TeliaSonera, the Cukurova Group, and the Alfa Group differ from our interests, their individual interests or those of our other shareholders, Turkcell, or our other shareholders could be disadvantaged by any actions that TeliaSonera, the Cukurova Group, and the Alfa Group might individually or collectively, as two shareholders or three shareholders, seek to pursue.

The ownership of a substantial percentage of our outstanding ordinary shares by TeliaSonera, the Cukurova Group and the Alfa Group and the affiliation of these shareholders with members of the Board of Directors may have the effect of delaying, deferring or preventing a change in control of Turkcell, may discourage bids for our ordinary shares or ADSs and may adversely affect the market price of the ordinary shares or ADSs.

Certain of our principal shareholders are currently involved in a dispute which could adversely impact their ability to achieve the consensus necessary to approve important matters relating to our business and operations.

The Cukurova Group and TeliaSonera are currently involved in a dispute regarding the previously proposed sale by the Cukurova Group to TeliaSonera of certain holdings in Turkcell Holding A.S. Class B shares. The Cukurova Group and TeliaSonera are also currently involved in a dispute regarding the sale by the Cukurova Group to Cukurova Telecom Holdings Limited, a joint venture between the Cukurova Group and the Alfa Group, of certain holdings in Turkcell Holding A.S. Class B shares. In addition, as part of this dispute on August 21, 2006, TeliaSonera filed a lawsuit for the purpose of determination of the invalidity of our General Assembly Meeting held on May 22, 2006, and the invalidity of all resolutions taken in this meeting, including with respect to dividends and the election of board members. The court decided that the General Assembly meeting of May 22, 2006, was validly held.

Based on publicly available information, the arbitration tribunal of the International Chamber of Commerce recently held that a binding share purchase agreement for the proposed sale was concluded between TeliaSonera and the Cukurova Group and that the Cukurova Group is obligated to fulfill the agreement, despite already having sold some of the disputed shares to the Alfa Group. In addition, Alfa Group recently has indicated publicly that it is seeking early repayment of approximately $1.35 billion from a loan which it made to the Cukurova Group, due to an alleged default under the relevant loan agreement. The Cukurova Group has denied such alleged default, has indicated that Alfa Group has no grounds to force early repayment of such loan and that the Cukurova Group intends to initiate legal proceedings to oppose the claims of Alfa Group.

In 2005, an independent group petitioned a court regarding the exemption provided by the CMB for the sale of shares between the Cukurova Group and the Alfa Group. It is claimed that under Turkish law the CMB exemption for this sale by the Cukurova Group should not have been granted and this transfer should have triggered a tender offer for minority shareholders. The court annulled the exemption by the CMB. In March, 2007 the Cukurova Group and the Alfa Group appealed the decision. At present there has been no outcome to the case.

These disputes could result in the failure of our three major shareholders to have a cooperative relationship, which could adversely impact the ability of our principal shareholders to achieve the consensus necessary to approve important matters relating to our business and operations.

We hold interests in several companies that may expose us to various economic, political, social, financial and liquidity risks and may not provide the benefits that we expect.

We work through subsidiaries and associated companies both within Turkey and internationally. Our investments in these companies could expose us to economic, political, social, financial and liquidity risks both in Turkey and in Azerbaijan, Georgia, Kazakhstan, Moldova and Ukraine. Along with Turkey, Azerbaijan, Georgia, Kazakhstan, Moldova and Ukraine are generally considered by international investors to be emerging markets. Their legal systems, including telecommunications regulations, are relatively underdeveloped, their economies have only recently begun to open to market principles and their respective institutions and commercial practices are weaker and less developed. There can be no assurance that political, legal, economic, social or other developments in these nations will not have an adverse impact on our investments and businesses in these countries.

Our international and domestic operations may not benefit us in the way we expect for the reasons cited above, as well as other reasons, including general macroeconomic conditions, poor management and legal, regulatory or political obstacles.

We have been operating in Ukraine since the second half of 2004 through our subsidiary, Limited Liability Company Astelit (“Astelit”). The country is undergoing a great deal of change and any political instability in Ukraine may have a negative impact on our operations. On March 26, 2006, the first parliamentary elections since the Orange Revolution were held, followed by almost 3 months of discussions among political parties about the forming of the new government and more recently, on April 3, 2007, the President signed a decree to dissolve parliament and order new parliamentary elections for May 27, 2007. The parliament has refused to recognize this decree and the ongoing political instability may have a negative effect over the business environment of Ukraine and the country’s economic performance may fail to meet expectations, therefore affecting the purchasing power of the population. As a result, the expected revenue of Astelit, our Ukrainian subsidiary, may be affected.

Although the local currency has been relatively stable for almost two years, this situation may change in the future as a result of the country’s balance of payments issues. Furthermore, granting 3G license to Ukrtelecom and issuing the National Roaming law in 2006 created an additional mobile player in the market. The privatization of Ukrtelecom is also on the agenda of the government. These developments could lead to increasing competition. Moreover, if we have conflicts in the future with other shareholders of our local partner Euroasia Telecommunications Holdings B.V. (“Euroasia”), the company that controls our Ukrainian operations, they may affect the ability of Astelit’s management to move forward with its business plan.

We have operated a GSM network in Northern Cyprus since July 1999, which may expose us to a number of risks. Any hostilities and/or political instability in Cyprus may have a material adverse effect on the Northern Cypriot economy as well as on the Turkish economy, the progress of Turkey’s accession talks with the EU and our investments and business in Northern Cyprus.

Inteltek, our 55%-owned subsidiary, signed a contract on July 30, 2002 following a successful tender. The contract provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football betting games. The Central Betting System contract is scheduled to expire in March 1, 2008.

Following a further successful tender, Inteltek signed a contract with the General Directorate of Youth and Sports on October 2, 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. Inteltek became fully operational during 2004. The Fixed Odds Betting contract was scheduled to expire in October 2011. Subsequently, there were three lawsuits filed, two of them were initiated requesting the annulment of the Fixed Odds Betting tender and the other one was initiated requesting an annulment of the Fixed Odds Betting Tender contract. During January 2007, the Danistay, the highest administrative court, decided for a preliminary injunction of the tender and the tender transaction. As a result in March 2007, the General Directorate of Youth and Sports ceased the implementation of the Fixed Odds Betting contract. Immediately after a lawsuit was initiated by Inteltek against the said transaction. On February 28, 2007, the Turkish parliament passed a new law that allowed Spor Toto Teskilati A.S. (“Spor Toto”) to hold a new tender before March 1, 2008 and sign a contract, which will be valid until March 1, 2008. Following this law, in March 2007, the General Directorate of Youth and Sports terminated the agreement with Inteltek. In addition, a further lawsuit was initiated by Inteltek against the General Directorate of Youth and Sports on the ground that the termination was unjustified. The new tender process is currently scheduled to be no later than March 1, 2008. In the interim, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on March 15, 2007, with less-advantageous conditions that will expire on March 1, 2008. As per the new conditions, the commission rate of Inteltek decreased from 12% to 7%. Inteltek accounted for substantially all betting segment revenue.

Spectrum limitations may adversely affect our ability to provide services to our subscribers.

The number of subscribers that can be accommodated on a mobile network is constrained by the amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure. The spectrum is a continuous range of frequencies within which the waves have certain specific characteristics and we only have 10 MHz of spectrum in the 900 MHz band. As our subscriber base and service offerings increase, there will be a need for more capacity for mobile voice and data; however, with the currently available spectrum, we may face a bottleneck, especially in the metropolitan areas. To overcome this bottle neck, we have applied for the allocation of additional frequencies in the GSM900 MHz band.

Beginning in 2005, we employed the latest technology in our network, particularly in the metropolitan areas in order to increase the effective carrying capacity of the given allocations of spectrum. There can be no assurance that we can obtain additional frequencies in the 900 MHz band or additional spectrum in the 1800 MHz band at reasonable cost or at all, or that such additional frequencies will not be awarded to our competitors. Achieving enough spectrum capacity to ensure long term provision of quality services may only be possible with a 3G/Universal Mobile Telecommunications System (“UMTS”) infrastructure.

There are alleged health risks related to base transmitter stations and the use of handsets which could expose us to liability and lead to reduced usage of mobile phones.

We are aware of allegations that there may be health risks associated with the effects of electromagnetic signals from base transmitter stations and from mobile telephone handsets. While there is currently no substantiated link between exposure to electromagnetic signals at the level transmitted by our base transceiver stations and mobile telephone handsets and long term damage to health, the actual or perceived health risks of mobile communications devices could adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in obtaining sites for base stations and exposure to potential liability. Furthermore, we may not be able to obtain insurance with respect to such liability on commercially reasonable terms. In recent years, legal proceedings have been brought against GSM mobile operators seeking the removal of base station sites for health reasons. Such legal proceedings may make it more difficult for us to establish and maintain such sites.

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

We are dependent on certain systems and suppliers for IT services and our business continuity is at risk due to our exposure to potential natural disasters, regular or severe IT failures and IT migration risk.

We are heavily dependent on IT systems and suppliers for IT services for the continuity of our business. We also regularly upgrade or convert our IT systems. Currently, we have a Business Continuity Management (“BCM”) scheme that is designed to protect and minimize the potential damage to Turkcell’s operations should we experience a crisis situation due a potential natural disaster, such as an earthquake. It is expected that implementation of the BCM will be complete by the end of 2007. In addition, should we experience regular or severe IT failures, not successfully migrate to alternative or improved IT systems or experience a crisis situation, we may not fully recover our IT systems. If such event(s) occurred it would result in interruptions in the continuity of our business which could have a material adverse effect on our business, consolidated financial position and results of operations.

If we are unable to retain key personnel, our business, consolidated financial condition or results of operations could be materially and adversely affected.

Our performance depends to a significant extent on the abilities and continued service of our key personnel. Competition for qualified telecommunications and information technology personnel in Turkey is intense. The loss of the services of these key personnel could adversely affect our financial condition or results of operations, particularly if a number of such persons were to join a competitor. In addition, several of our directors and executive officers have left and been replaced during the past year. Retention of high-caliber individuals in these positions is also key to our being able to deliver on our strategy.

We face financial risks in the event that our majority owned subsidiaries fail to meet some of their obligations set forth in the agreements related to their financing arrangements or they require additional financing.

On December 30, 2005, Astelit, our majority owned subsidiary, held through our wholly-owned subsidiary Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Uluslararasi”), signed a 6-year, $390 million long-term senior syndicated facility; the mandated lead managers were ING Bank N.V. and Standard Bank London Ltd. Of the total facility, $270 million is guaranteed by Export Credit Agency (“ECA”) and $120 million is not guaranteed. Based on Astelit’s financial statements, for the periods ended March 2006, June 2006, September 2006 and December 2006, Astelit was in breach of certain financial covenants. Astelit has received the necessary waivers from the senior lenders related to the covenant breaches in part due to additional shareholder contributions to Astelit required by the lenders. Astelit’s last waiver expired on April 13, 2007. We and CJSE “System Capital Management” (“SCM”), the two main shareholders of Euroasia, intend to take over all or a portion of the loan of the senior lenders to the extent that they decline to continue to take part in the facility following the implementation of the intended restructuring. In addition to the senior syndicated facility, a long term junior facility agreement up to $150 million was also signed during December 2005 with Garanti Bankasi, Luxemburg Branch, and Akbank TAS, Malta Branch. At December 31, 2006, the principle portion of this facility has been fully utilized. According to the conditions of the facility agreement, interest costs will be added to the principal amount until total principal amount will reach $150 million. This junior facility is fully guaranteed by Turkcell.

Since January 2005, we have successively provided additional funding to Astelit through Euroasia. We own our 54.8% interest in Euroasia through our 100% owned subsidiary, Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Uluslararasi”). As of March 2007, we determined, along with SCM, to contribute an aggregate amount of $300 million to the capital stock of Euroasia, out of which $200 million is in the form of cash equity to be made available during 2007 and a further $100 million to be made available as required by Astelit. Eurocorp Invest Limited (“Eurocorp”), the third and minority shareholder of Euroasia, will not participate in this capital increase. After the execution of the final installment, our interest in Euroasia will increase to 55% provided we and SCM make the pro-rata contributions.

Any requirement on Euroasia or Astelit to meet obligations under the long term facility or any requirement for us to contribute additional funds to Euroasia or Astelit may have a material adverse effect on our Ukrainian operations and our financial condition and results of operations.

Issuance and cancellation of ADSs has been halted and this may adversely affect liquidity and trading of our ADSs.

Due to uncertainties arising after January 1, 2006 surrounding the application of the Turkish capital gains tax and withholding related thereto on the deemed capital gains which arise on the cancellation of ADSs, our ADR depositary, JPMorgan Chase Bank, N.A., consistent with the practice of all depositary banks for Turkish issuers, halted the issuance and cancellation of ADRs. Trading of our ADSs on the New York Stock Exchange has continued and has not been impacted by the closure of the issuance and cancellation books of our ADR depositary.

On March 8, 2007 a new communique was issued that will facilitate the reopening of the issuance and cancellation books for all Turkish DR programs. This communique has served to inform ADR Depositaries regarding the application of the Turkish withholding tax for ADRs acquired after January 1, 2006. We are currently in discussions with our ADR Depositary regarding our ADR program to enable the issuance books and cancellation books on some of the currently outstanding ADRs to reopen.

However, if there is a delay in reopening the ADR program and during that period there were a sudden or significant increase in persons wishing either to sell or to buy ADSs at the same time, there may be adverse effects on liquidity and market disruption in the trading of our ADSs.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and Development of the Company

Turkcell Iletisim Hizmetleri A.S., or Turkcell, a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. Our principal shareholders are Sonera Holding, formerly known as Telecom Finland Ltd., and currently owned by TeliaSonera, the Cukurova Group and Alfa Group (through its Altimo subsidiary). The address of our principal office is Turkcell Iletisim Hizmetleri A.S., Turkcell Plaza, Mesrutiyet Caddesi, No. 71, 34430 Tepebasi, Istanbul, Turkey. Our telephone number is +90 (212) 313 10 00. Our website address is www.turkcell.com.tr. Our agent for service of process in the United States is CT Corporation, 111 8th Avenue 13th floor, New York, New York 10011.

We operate under a 25-year GSM license, which we were granted in April 1998 upon payment of an upfront license fee of $500 million. At this time, we also entered into an interconnection agreement with Turk Telekom providing for the interconnection of our network with Turk Telekom’s fixed-line network which was amended on September 20, 2003. Under our license, we pay the UnderSecretariat of Treasury (the “Turkish Treasury”) a monthly ongoing license fee equal to 15% of gross revenue. Of that monthly ongoing license fee, 10% goes to the Ministry of Transportation and Communications of Turkey (“Turkish Ministry”) as Universal Services Fund. Under the interconnection agreement between us and Turk Telekom, our network is interconnected to the Turk Telekom fixed-line network.

From 1993 until April 1998, we operated under a revenue-sharing agreement with Turk Telekom. Under the revenue sharing agreement, Turk Telekom contracted with subscribers, set tariffs, performed subscriber billing and collection, assumed collection risks and gave us access to Turk Telekom’s communication network. We were entitled to receive 100% of the fees received from subscriber identity module card, or SIM card sales but only 32.9% of fees billed for connection, monthly fixed fees and outgoing calls and 10% of fees billed for incoming calls, an arrangement that resulted in payment to us of approximately 25% to 30% of the net system revenues generated by subscribers of our GSM network.

In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Istanbul Stock Exchange and our American Depositary Shares, or ADS’s, on the New York Stock Exchange.

Our subscriber base has grown from 63,500 at year-end 1994 to approximately 31.8 million at the year-end 2006. In 2006, we had total revenues of $4,700.3 million, our EBITDA totaled $1,820.0 million, and we reported net income of $875.5 million.

For the year ended December 31, 2006, we spent approximately $604.8 million for capital expenditures compared with $772.6 million in 2005.

In addition to our operations in Turkey, we have various international operations and, since 2004, we have become an established regional GSM operator. For further information please see “Item 4.B Business Overview—International Operations”.

4.B Business Overview

Based on our estimates and announcements made by the Telecommunications Authority, we are the leading provider of mobile services in Turkey in terms of number of subscribers, with an estimated 60% share of the Turkish subscriber market as of December 2006. We provide high-quality mobile voice and data services over our GSM network. We have developed one of the premier mobile brands in Turkey by differentiating ourselves from our competition in areas such as quality of service, customer service and product variety. As part of our focus on subscriber service and subscriber growth, we have introduced a wide range of mobile services for various subscriber needs in order to attract new customers and retain existing ones.

Through a state-of-the-art GSM network, we provide comprehensive coverage of an area that as of December 31, 2006 included 100% of the population living in cities of 5,000 or more people, as well as 99.94% of the population living in cities of 3,000 or more people and the 81 largest cities and the majority of the country’s tourist areas and principal inter-city highways. As of April 6, 2007, we provided service to our subscribers in 193 countries through commercial roaming agreements with 543 operators.

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

Today most GSM operators, in addition to the standard data service of 9.6 kilobits per second, also offer new technology standards such as High Speed Circuit Switched Data (“HSCSD”) and GPRS, which provide for network speeds of up to 57.6 Kbs and 160 Kbs, respectively, depending on radio network and mobile phone conditions. Enhanced Data rates for GSM Evolution (“EDGE”) and Universal Mobile Telecommunications System (“UMTS”) provide the means for making networks suitable for high-speed wireless data services. EDGE and UMTS platforms allow network speeds of up to 240 Kbps and 2 Mbps, respectively. By utilizing the new radio access technology High Speed Downlink Packet Access (“HSDPA”) in UMTS networks operators gain increased capacity and improved downlink speeds up to 14 Mbps. Most of the countries in Western Europe have already granted UMTS frequency band licenses to operators. Those operators have started to offer advanced multimedia services to their customers.

The Turkish Mobile Market

Turkey’s population was estimated to be 74.4 million as of December 31, 2006. The Turkish population is young with an estimated average age of 28, which is lower than elsewhere in Western Europe, and the majority of the population lives in urban areas. In our opinion, these factors indicate the growth potential for the mobile communications market in Turkey.

There are currently three mobile communications operators in Turkey: Turkcell, Vodafone, and Avea with a total of 52.7 million GSM lines as of December 31, 2006 according to figures published by the Telecommunications Authority.

Vodafone, our principal competitor, received a 25-year license at the same time as we did on what we believe are identical terms, including the $500 million upfront license fee. Vodafone entered the Turkish GSM market through acquiring Telsim when it was put up for sale by the Savings Deposit Insurance Fund (“SDIF”) in August 2005 the auction was on December 13, 2005 with Vodafone submitting the winning bid of $4.55 billion for Telsim. Vodafone acquired all the shares of Telsim on May 24, 2006.

In September 2006, Telecom Italia SpA sold its 40.5% stake in Avea to Turk Telekom for $500 million. The transaction increased Turk Telekom’s stake in Avea to 81%.

Strategy

Our vision is to enrich and facilitate the lives of our customers. In line with this vision, our mission is to connect our customers to life by creating and offering value added communication services.

In line with our vision and mission we believe that Turkcell has significant strength in: the provision of differentiated services to meet customer needs; the prioritization of shareholders’ expectations in the corporate decision making process; the encouragement of entrepreneurship; trust and loyalty of our customers through our promotion of corporate responsibility; effective, cost sensitive and timely operations; and a high performance team with our current employees.

In line with our strengths and to achieve our vision and mission we have adopted the following strategic priorities:

Increase customer satisfaction and loyalty

We intend to continue to strengthen our well developed brand values and build a stronger relationship with our customers through providing differentiated products and services in line with their needs and expectations. We aim to focus on ensuring loyalty through underlining and maintaining our superior value propositions and strong Customer Relationship Management (“CRM”) program.

Continue market and technology leadership

Through our tailored marketing and innovative approach, we intend to maintain our market and technology leadership in the long term.

We aim to continue our leadership in:

•	The quality of our communications network;

•	the ability to communicate with the largest number of people in Turkey at the best rate to customers;

•	the broadest range of products and the most user-friendly services;

•	the most widespread and the highest quality customer service; and

•	the maximum benefits for mobile phone subscribers in Turkey

As a result we intend to position Turkcell as a leading communications and technology company.

Focus on growing earnings and cost control

Our aim is to grow earnings while maintaining the profitability of our business. We define the scope of our business as “communications” and intend to monitor new business opportunities that have a high return potential and/or are critical for sustaining our competitive advantage in our core business.

Our efforts to selectively seek and evaluate new international investment opportunities continue. Our geographic expansion priority encompasses, but is not limited to, the Commonwealth of Independent States (“CIS”), the Balkans, the Middle East and North Africa. We intend to seek feasible investment opportunities and are open to launching greenfield operations as well as forming potential alliances and conducting merger and/or acquisition activities that will contribute to our economies of scale and create synergies. We may also pursue investment opportunities in communications and technology related investments in Turkey.

In order to maximize our profitability levels, we will also continue to focus on conducting effective and cost sensitive operations.

Services

We currently provide high-quality wireless and value-added mobile communications services to subscribers throughout Turkey. Subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract, which is not bound to a minimum subscription period, and receive monthly bills for services. Prepaid subscribers must purchase a starter pack which consists of a SIM card and inclusive airtime of up to 250 counters (airtime). Scratch cards can be purchased in increments of up to 1000 counters.

As of December 31, 2006, we had approximately 26.0 million prepaid subscribers and 5.8 million postpaid subscribers, compared to approximately 22.5 million prepaid and 5.4 million postpaid on December 31, 2005.

Voice Services

Voice services are the main services provided by Turkcell to our customers. Voice services consist of high quality wireless telephone services on a prepaid and postpaid basis.

Value-Added Services

The Value Added Services Management is focused on developing and managing services to address customers’ different needs and enriching their lives. Our goal is to provide an integrated service approach with a common vision to offer tailored solutions based on our customers’ needs and preferences.

With this goal, we aim to increase mobile data and value-added services revenues among our existing customers and to foster the growth of new GSM customers in Turkey through offering new value-added services and new ways to access our existing wide range of content and services.

Our focus is to grow value-added services revenues through increasing penetration and usage of value-added Services remains, while we believe that increased customer satisfaction through our portfolio of value-added services will play an important role in our future retention efforts.

Our value added services are categorized into the following groups: Data Services, Messaging Services, Content Services, Operator Services and Emerging Services (Business Development).

In the third quarter of 2006, we launched our new portal “turkcell-im”. Through agreements with global and local content providers, such as EMI, MTV, Universal, Warner Bros and Sony BMG, we are able to provide our customers with a choice of over 1 million individual pieces of content.

Through the launch of new value added services we aim to obtain our goals of increasing revenues, customer satisfaction, customer loyalty and customer retention. We will continue to position new products and services based on the needs and expectations of our customers in order to promote mobile usage, increase awareness of our value added services and increase penetration of our services.

Data Services

In line with our aim of simplifying and enriching our customers’ lives, we have continued to offer new services and campaigns to our customers. Turkcell traditionally offers the highest technological services in Turkey and in line with that tradition, we have extended our EDGE technology coverage (a technology that offers a three times higher connectivity speed than GPRS) to 71% of total BTSs in our network as of April 6, 2007. In addition, we have launched flat rate Internet packages, an updated version of our Turkcell Connect software and Turkcell Vehicle Monitoring (Turkcell Arac Takip), a service that enables the management of field groups directly from a central office.

Messaging Services

Turkcell has continued to offer new messaging services based on customers’ requirements and expectations; providing various advantages through packages, campaigns and attractive offers. Beginning with Turkcell’s SMS service, Turkcell has enriched its messaging services offerings with TurkcellMMS, Turkcell Integrated Messaging, Turkcell Push e-mail, Turkcell Messenger, Turkcell Group Message and Push to Talk.

Turkcell has focused on increasing the usage and penetration of messaging services by enriching the customer experience and through campaigns and offers to target customers.

Content Services

We aim to provide quality and user-friendly content solutions for our customers who wish to use information and entertainment services from any provider and at any time. Some examples of our new content based services are: turkcell im, Mobile Music, Ring Back Tone, and Information and Entertainment services.

In 2006, we have strengthened our partnerships through establishing the “Partnership Management Program”. This dedicated focus has enabled us to enter into new partnerships with important content providers such as Sony BMG, Sony Pictures, EMI, Warner Bros, MTV, EA Games and local content providers such as MUYAP, MESAM, MSG and MUYOBIR. These partnerships have enabled Turkcell to provide a large amount of music and video content to its subscribers.

Operator Services

Turkcell has launched five new operator services that are unprecedented in Turkey: Pay for Me from Abroad, Unit Statement, Telephone Address Book, Counter Transfer and MMS Invoice. These services are specifically designed to meet the needs and expectations of our customers.

Emerging Services

Turkcell continuously seeks to extend its product range through the introduction of new services to meet the needs and expectations of our customers. Turkcell continues to build on its technical competencies and market know-how to expand its existing rich services portfolio. We closely follow and analyze global trends and develop services best fitting local market needs. Turkcell is currently focusing on improving content services through mobile TV, digital music and mobile advertisement services.

Turkcell Mobile Digital Signature (Turkcell Mobil Imza)

Mobile Digital Signature is a digital signature created through a secure application on a SIM card. This service can be used for electronic transactions over a mobile phone or PC. This is a new service for our customers that ensures a secure and convenient process for their transactions. The system is run with a password and all mobile phones with SMS capability can use this service. We believe this service will be popular among our customers who regularly use Internet banking applications and on-line government interfaces. We are the first to provide it within Turkey and it is one of the first examples of a service of its type worldwide.

Turkcell Mobile Payment (Turkcell Mobil Odeme)

Turkcell Mobile Payment is a convenient payment service for our customers to use their credit cards for remote transactions over mobile phones at various merchants via SMS, WAP, IVR and Internet. This easy to use, secure and simple service helps Turkcell customers use credit cards without having to physically carry them. The system hosts a number of merchants from different categories such as online shopping, transportation, electronics consumer goods, vending machines, catalog shopping, fast food restaurants and the like. To further improve the service we also aim to widen our merchants’ portfolio to better respond to our customers shopping preferences.

Mobile Health care Applications (Mobil Saglik Uygulamalari)

Turkcell introduced innovative telemetry applications to visitors throughout Turkey’s CeBIT trade fair during September 2006. Turkcell has differentiated itself from its competitors through participating in these demos and attracting a large number of visitors to its stands. Mobile health care applications allowing the timely and effective transmission of crucial information between patients and health care workers even while mobile is becoming widely used in the global health care industry. These solutions called Mobile Diabetics and Mobile EKG offer time saving, efficiency and convenience for the health care sector. Turkcell is currently working on commercialization of these solutions with its partner ecosystem.

Future Services

Third Generation Mobile (“3G”)

3G technology, offers full interactive multimedia and is expected to bring mobile networks significantly closer to the capabilities of fixed-line networks and allow for the introduction of high volume-based data services like video telephony. Multimedia services will likely feature prominently in 3G networks, and may include, in addition to conventional mobile voice and data services: high speed Internet and intranet access, video telephony and conferencing, mobile TV, entertainment, information and high precision location services, and direct instant access to home or office IT systems.

Turkcell’s ability to implement 3G services will be dependent on clearing the 3G regulatory and licensing process. The Telecommunications Authority has announced that there will be a tender process for the awarding of 3G licenses during the first half of 2007. 3G licenses will be sold for a minimum €252 million for the largest bandwidth. The Telecommunications Authority may attempt to award at least four 3G licenses, possibly resulting in, at least one new entrant into the current market. Turkcell believes that 3G services will be important for its business and intends to participate in the 3G licensing process.

Other Services

International Roaming

Today, our coverage extends to many countries in Europe, Asia, Africa and North and South America. As of December 31, 2006, we offered our subscribers international roaming in 193 destinations around the world, pursuant to commercial roaming agreements with 539 operators. As of April 6, 2007, we offered our subscribers international roaming in 193 destinations around the world, pursuant to commercial roaming agreements with 543 operators.

Since July 2002, we have been providing roaming services for the prepaid subscribers of foreign mobile operators visiting Turkey. We were the first operator to provide such a service in Turkey. This service, called “passive CAMEL”, can only be enabled if both operators have installed CAMEL system on their networks. As of December 31, 2006, we offered prepaid roaming to the prepaid subscribers of 135 operators in 76 destinations. As of April 6, 2007, we offered prepaid roaming to the prepaid subscribers of 141 operators in 79 destinations. Since October 2004, we have offered roaming services for Turkcell prepaid subscribers going abroad. This service, called “active CAMEL”, can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2006, we offered prepaid roaming to Turkcell prepaid subscribers through 150 operators in 88 destinations. As of April 6, 2007, we offered prepaid roaming to Turkcell prepaid subscribers through 155 operators in 90 destinations.

Since October 2002, we have offered GPRS roaming. As of December 31, 2006, we had 276 GPRS roaming partners in 113 destinations. We have signed 280 GPRS roaming addendums, or extended service agreements, to enrich the GPRS roaming availability. As of April 6, 2007, we offered our subscribers GPRS roaming through 280 operators in 114 destinations.

In order to balance international SMS traffic, we started to sign international SMS Interworking Agreements with other mobile operators in April 2002. As of December 31, 2006, we had signed 134 International SMS Interworking Agreements. As of April 6, 2007, our subscribers can send SMS to 536 mobile operators located in 193 destinations including 130 CDMA/ TDMA operators in North America.

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

Main Tariffs

We have basic tariffs, offering on-net (Turkcell subscriber to Turkcell subscriber) usage advantages and a range of targeted tariff plans. Our basic tariffs are widely preferred by our subscribers. Our main tariff is BizbizeCell which provides on-net usage advantages. We have segmented tariffsplans that are targeted at specific subscriber groups.

The main tariffs listed below for postpaid and prepaid subscribers are as of April 5, 2007 (US dollar amounts are based on the April 6, 2007 exchange rate of TRY 1.3625 = $1.00). Prices for prepaid BizbizeCell are based on the 100 counter card price level.

	Postpaid($)*			Prepaid($)*
	BizbizeCell	StandardCell	Büyük Sirketcell	BizbizeCell	KampusCell(1)		BizbizeCell with TopluKontorCELL(2)
Monthly Fee	0.700	0.548	1.461
Calls Out (per minute):
Turkcell to Turkcell	0.223	0.278	0121/0.208	0.325	0.081/0.244	(3)	0.210
Turkcell to OMO(5)	0.420	0.365	0.409	0.732	0.651		0.472
Turkcell to PSTN(4)	0.223	0.285	0.208	0.325	0.244		0.210
SMS (per message)	0.124	0.124	0.124	0.163	0.081/0.163	(3)	0.105

*	Prices include 18% VAT but exclude the 25% Special Communications Tax.
(1)	This tariff is offered to a specific group of subscribers.
(2)	Based on our smallest counter package (900 counters)
(3)	Discounted on-net price is for calls and SMS to other KampusCell subscribers.
(4)	PSTN: Public Switched Telephone Network (landline)
(5)	OMO: Other Mobile Operators

•	Based on March 2007 averages the majority of our subscribers use the BizbizeCell Super On Net tariff.

•	StandartCell is a standard Turkcell tariff;

•	BuyukSirketcell is a corporate tariff;

•	KampusCell is a community tariff for students in high school and universities;

•	Toplukontorcell is a package for corporate prepaid subscribers that creates cost advantages for corporate users because counters can be purchased in bulk and distributed among users.

In addition to the above we have segmented tariff plans that are targeted at specific subscriber groups.

We have loyalty programs, based on our main tariff plans, that support our retention efforts while incentivizing usage. The following programs represent some of our retention plans that reward long-term loyalty and continuous usage.

•

Counters From Us (KontorBizden Konbara). A renewed loyalty program for our prepaid subscribers that enables prepaid subscribers to earn increasing bonus counters based on top up amounts for every refill to use accumulated counters;

•

Minutes From Us (Dakika Bizden). This program began for our consumer segment in May 2005. Subscribers, once registered, can earn free minutes according to the amount of their monthly bill, while minutes earned are given in installments over a five month period;

•

Earn As You Go (Kullandikca Kazan). Earn As You Go was introduced in June 2005 as the corporate segment counterpart of Minutes From Us. The criterion for earning free minutes is the size of the monthly bill. These free minutes can only be used for Turkcell to Turkcell calls.

In addition, we also have two lifestyle subscriber programs:

•	Young Turkcell (gnctrkcll), a program that targets the youth segment; and

•	Turkcell at Work (IsTcell), a program that targets corporate customers and professionals.

In addition to the continuous basic loyalty programs, we have periodic volume-based campaigns, such as packages and options that are designed for a specific time period for pre and postpaid subscribers. Packages and options allow subscribers to receive discounts on calls to selected numbers or on calls made at certain times of the day or on only on-net calls are tailored for different customer segments.

As part of our pre-emptive action to build on our existing customer loyalty and brand image, we launched “Connect to Life with Turkcell” a communication motto with a campaign during the third quarter of 2006. Connect to Life with Turkcell provided our individual customers a 75% discount after the first minute. As a counterpart we introduced “Talk 30, Pay 03” for corporate subscribers. We believe this has had a positive impact on Turkcell’s perception and brand attributes.

Finally, we also offer tailored advantages and privileges to our premium customers to ensure their satisfaction and loyalty.

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

We do not charge foreign operators’ subscribers roaming on our network when they receive calls while in Turkey. When a roaming subscriber makes an outgoing call within our coverage area, that subscriber’s operator pays us our inter operator tariff (“IOT”) for the specific call type.

Churn

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers who do not reload units for a period of 210 days are disconnected and cannot reuse their numbers.

For the year ended December 31, 2006, our annual churn rate was 14.7%. We have what we believe to be an adequate bad debt provision in our consolidated financial statements for non-payments and disconnections amounting to $133.6 million and $149.2 million as of December 31, 2006 and December 31, 2005, respectively. We expect the churn rate to increase due to increasing competition in 2007.

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

Network

Coverage

Our GSM network is designed to provide high-quality coverage to the majority of the population of Turkey throughout the areas in which they live, work and travel. The build-out of our radio access network is now substantially complete, with 100% coverage of cities with a population of 10,000 or more as of December 31, 2006. Coverage also includes a substantial part of the Mediterranean and Aegean coastline and during 2006, we enhanced coverage in populated areas as well. We have significantly exceeded the coverage requirements of our license.

We have also expanded our GSM network to add capacity to existing service areas and to offer service to new areas, including improvement of the existing urban, suburban, and intercity road coverage. During 2007 we plan to further expand our coverage along the land borders of Turkey, Turkish coastal lines and roads and railways in addition to further enhancing coverage and capacity in populated areas.

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

Our network consists of stand alone home location registers (“HLR”), base station controllers (“BSC”), combined mobile switch centers/visitor location registers (“MSC/VLR”), service control points (“SCP”), and base transceiver stations (“BTS”). BTSs are the fixed transmitter and receiver equipment in each cell, or coverage area of a single antenna, of a mobile communications network that communicates by radio signal with mobile telephones in the cell. Each BTS is connected to a BSC via leased lines and/or radio relay links called

“minilinks.” The base station controllers monitor and control the base transmitter stations. It is possible to cascade the BTSs to each other, thereby realizing considerable cost savings in transmission.

Capacity

In 2006, we continued to develop and improve the quality and capacity of our network. In urban areas, we increased coverage and capacity through placing network infrastructure in commercial sites such as shopping malls, business complexes and entertainment centers. We have achieved the highest coverage density in major urban areas, especially Istanbul, Ankara and Izmir.

We believe that we have sufficient bandwidth to serve our current and projected short-term subscriber base and that we currently meet the capacity requirements of our license. To enhance the network capacity where congestion is a possibility, we intend to construct additional network sub-infrastructure, or implement technological advances that will permit bandwidths to be used more efficiently. In 2006, a number of techniques were employed to increase the effective carrying capacity of a given allocation of spectrum as well. The techniques used involved enhancing core network capacity by adding new nodes, processor upgrades and expansions to existing equipment in order to accommodate further increases in our subscriber base and the accompanying call handling and traffic capacity demands. In 2006, we made further capital expenditures to improve existing capacity, replaced some of the phased out hardware with ones offering higher capacity, provided increased network functionality, and improved network efficiency in order to better serve our customers. Nevertheless, it may become impractical to continue to apply these techniques in densely populated metropolitan areas due to excessive cost or technological limitations and the amount of spectrum currently allocated to Turkcell’s network, despite these techniques, may not be sufficient to accommodate the future long term growth of our subscriber base. As a result, we have requested the allocation of additional frequencies in the GSM900 MHz band from the Telecommunications Authority to further enhance our network capacity.

We have continued implementing EDGE technology in our network and enlarging our EDGE coverage area. EDGE is an evolution of the GSM technology which allows consumers to use cellular handsets, PC cards and other wireless devices at faster data rates up to 200 kbps or approximately four times faster than GSM/GPRS data rates. Actual data rates vary depending on the access network load at the connection time and the terminal device features used by customer. We started implementing EDGE in September 2004 by upgrading existing BTS sites primarily in large hotels, airports, shopping centers and other areas experiencing high data traffic. As of April 6, 2007, the EDGE enabled BTSs in our network constituted 71% of total BTSs.

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

We have six regional operation units with qualified Turkcell staff that operate and maintain our network in six main geographical regions. In addition, the Turkcell Network Control Center located in Istanbul monitors our entire network 24 hours a day, 365 days a year, and ensures that necessary maintenance is performed in response to any problems.

Transmission Lines

Radio access network transmission is either provided as leased lines from Turk Telekom or microwave radio links that we own and operate. As of December 31, 2006, approximately 84% of our BTS transmission is provided by microwave radio links and 16% is provided by the leased lines.

In order to expand network coverage, microwave radio links that are owned and operated by Turkcell are employed when a line of sight between microwave pylons exists. When no line of sight exists Digital Subscriber Line (HDSL—High bit-rate Digital Subscriber Line and G.SHDSL—Symmetric HDSL) links are used. Digital Subscriber Lines can cover distances of up to 4.5 km. DSL lines and leased lines are terminated at the nearest Turk Telekom switch center.

All of our switching equipment that forms part of our core network, including MSCs, Gateway MSCs, Tandem switches, HLRs and BSCs are located within our own buildings. We now use next generation Siemens Stand alone STP nodes for increased signaling and traffic handling. The Equipment Identity Register (“EIR”) is capable of handling the requirements of the Regulatory Body and the signaling produced by “check of IMEI” transactions. Transmission between these sites is achieved through a leased Synchronous Digital Hierarchy (“SDH”) ring backbone network. As a result, we are better able to increase our capacity and establish new connections required for network expansion and architectural changes can be completed quickly.

Interconnections with other GSM networks, the Public Switched Telephone Network (“PSTN”) network and UMTH (carrier) companies are realized with leased lines. Until December 31, 2003, we were required under Turkish law and regulations to lease all of our transmission lines from Turk Telekom primarily to the extent that Turk Telekom could satisfy our requirements. Turk Telekom’s monopoly ended at December 31, 2003. However, Turk Telekom is still the only operator that owns a nationwide fiber transmission network in Turkey. Other new operators that own a transmission network in Turkey may start up in 2007. If this happens we may have a chance to work with different transmission services providers with price and service quality alternatives.

Site Leasing

Once a new coverage area has been identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites. In urban areas, typical sites are building faces and rooftops. In rural areas, masts and towers are usually constructed. Our technical staff also identifies the best means of connecting the base station to the network. Once a preferred site has been identified and the exact equipment configuration for that site determined, we begin the process of site leasing and obtaining necessary regulatory permits.

Dropped Calls

Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during the most congested hour of network traffic during the relevant time period to the traffic intensity in that congested hour. Using this industry standard for dropped calls, our monthly dropped call rate has decreased from 1.02 per erlang for December 2004 to 0.75 per erlang for December 2005. As of December 2006, our dropped call rate has further decreased to 0.68 per erlang.

Services and Platforms

We have an intelligent network and other service platforms enabling our services and we also provide secure and controlled access to the network for the content and service providers to give messaging and data services. This infrastructure is being improved to open up more capabilities of the network towards the application and content providers. New infrastructure also contains a portal where subscribers buy services, receive promotions and enroll for campaigns easily.

Business Continuity Management

In 2000, Turkcell launched its Business Continuity Plan (“BCP”) that encompassed Technical Operations and sited Ankara Plaza as the Business Recovery Center. In 2004, the BCP was widened to cover all of Turkcell’s business functions and renamed Business Continuity Management (“BCM”). Its implementation was completed in July 2005 and BCM was adopted as a full-time function. In the second half of 2005, the BCM plan was tested with 14 different scenarios.

In 2006, the BCM plan was tested with 20 different scenarios, including potential natural disasters, that covered various systems, mission critical processes and building evacuations. One test included a joint operation with the Governorship of Istanbul to test a major earthquake scenario.

Looking at scenarios that may affect Turkcell’s operations, the purpose of BCM is to prevent or overcome these situations; to develop recovery and crisis scenarios; to make sure Business Continuity planning continues and all key function staff are trained; to raise awareness and understanding of Business Continuity.

To this end, we established a Crisis Management Team, a Business Recovery Team and several Emergency Response Teams. The Crisis Management Team is made up of senior management who are charged with managing the whole potential crisis. The Business Recovery Team and Emergency Response Teams are located at the Business Recovery Centers in Ankara and in several locations throughout Turkey including, Istanbul and Izmir. If needed these sites are ready to aid and assist various teams at 15 other sites. In the event that Turkcell’s operations are interrupted, in accordance with the area in which the crisis occurs, a chain alert call convenes the teams.

The project is planned to be finalized in the fourth quarter of 2007. After it is finalized the BCM will be able cover the majority of Turkcell’s operations from potential environmental risks and natural disasters.

Sales and Marketing

We design our sales and marketing strategy around subscriber needs and expectations. We try to ensure the loyalty of our subscribers through providing offers, campaigns and our advanced Service Delivery Platforms. Our Customer Relationship Management (“CRM”) approach along with our brand image and corporate values has helped us to increase customer satisfaction. Throughout 2006, our aim was to focus on customer satisfaction, through a segmented approach in our service and product offerings while sustaining a balance with revenue goals. For 2007, in an increasingly competitive environment, we intend to maintain our leading position and emphasize customer satisfaction through our value propositions. Our customer information management capabilities allow us to design offers in a customized and timely fashion whilst remaining sensitive to usage patterns and customer preferences. Our ability to proactively tailor offers to the needs and expectations of our customers will continue to drive our business in 2007.

Our nationwide distribution channels are an important asset that help to differentiate us from our competitors and achieve our sales targets. Our strong and extensive distribution network consists of dealers, and Turkcell Extras, TIMs (Turkcell Communication Centers) as well as points of sale for counters (airtime) including ATMs, POS, and kiosks.

In Turkey, independent handset dealers serve as the primary point of mobile service sales. Subscribers generally must purchase a mobile phone from a dealer to commence services. We sell SIM cards and starter packs to distributors, which are delivered to dealers and sales points directly from mobile phone importers, which distribute the SIM cards, along with handsets, to dealers. Airtime scratch cards for Hazir Kart are sold through our exclusive and non-exclusive dealer networks, supermarket chains, gas stations, digital channels and other distribution points. Muhabbet Kart (“Chat Card”) branded scratch cards, are sold through newspaper kiosks located throughout Turkey. Muhabbet Kart is owned by A-Tel, a 50-50 joint venture between SDIF and Turkcell.

16K, 32K, 64K and 128K (128K cards are only used for spare SIM cards) SIM cards are in circulation in the market; 64K SIM card starter packs are sold with inclusive 20-100 and 250 counters whereas 16K and 32K starter packs are only sold with 100 counters Chat Card branded scratch cards.

Turkcell Sales Efforts

We sell postpaid and prepaid services to subscribers through our distribution network, which is composed of distributors, exclusive and non-exclusive dealers and TurkcellExtra shops which totaled in excess of 11,500 sales points as of December 31, 2006. We also sell scratch cards through newspaper kiosks and supermarkets.

Our exclusive dealers also operate TurkcellExtra shops that are located in popular shopping malls and on main streets throughout Turkey. TurkcellExtra shops create a relaxed, user-friendly environment where both existing and potential subscribers have access to new products and services. Each TurkcellExtra shop has at least one Turkcell service consultant trained in services and products.

In total, we have approximately 39,000 sales points for prepaid counters including digital channels including ATMs, POSs, kiosks, Call Centers, Internet, WAP, retail chains, SMS, Digital TV and USSD.

All dealers are paid an activation fee based on the number of new subscribers they sign up, and additional incentives based on their performance are offered.

Sales Management develops strong relationships with and promote brand loyalty among dealers through a variety of support and incentive programs such as those that educate dealers about the technical aspects of our products and services and provide sales training to increase sales and enhance customer relations.

We address large enterprises through key account managers and small and medium enterprises (“SMEs”) with indirect sales channels through a corporate focused dealer organization. The main focus is to provide large enterprises and SMEs with mobile services to meet their communication requirements and support these solutions with retention and acquisition programs and tariffs. We work closely with solution partners and application providers to integrate mobility into enterprises’ operations through tailor-made total solutions packages.

Advertising

We promote the quality and the reliability of our network, a range of different value offers, the variety and the convenience of our services and the additional benefits of being a Turkcell customer. Our vision is “to enrich and facilitate life of our subscribers” which we communicate with our motto “Connect to Life with Turkcell” . Our Turkcell brand is supported by sub-brands that are designed to communicate separately to different segmented customers. gnctrkcll, communicates to our youth community, IsTcell, advertizes to professional and corporate customers and turkcell-im advertizes our portal. In order to ensure that each message reaches its targeted customer segment effectively, we advertise through television, cinema, radio, digital media, print and billboards. In addition, we also use direct marketing and field activities like Turkcell “Road Show” and “Field Force” programs.

Subscriber Services

A key part of our strategy is to provide premium subscriber services by working, thinking and acting in a customer-focused manner. Our goal is to develop and sustain a continuous relationship with the customer through tailored subscriber service and excellent value. Our customer’s needs and expectations are obtained through our customer contact points and reflected in our marketing strategies.

In order to achieve this, we mainly work with two companies, namely Global and Hobim. Global offers 24 hours-a-day, 7 days-a-week contact center services at six sites. We align Global’s strategies with Turkcell’s customer service strategies and make sure that customer services and customer satisfaction programs, which are provided by Global, are executed in line with Turkcell’s strategies. Hobim handles the printing of invoices and archives subscription documents for us. In order to provide segmented customer service, we design and make improvements for all of the customer processes throughout all channels for different customer segments as well as monitor the quality of service provided.

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

While continued improvement of our current operations is a key priority, we may further expand and increase our presence in key markets in the region such as the Commonwealth of Independent States (“C.I.S.”), the Russian Federation, Eastern Europe, the Middle East, and North Africa. In accordance with this intent, we made an investment in Ukraine in 2004. We intend not only to transfer our technological know-how and marketing expertise, but also to maximize economies of scale and group synergy. As global competition increases in the telecommunications industry, companies need to evaluate opportunities for “intelligent expansion” within their geographic region to ensure development of new business lines and create synergies with existing ones.

Our international endeavors will continue in 2007. We will continue to work on building a fundamentally sound business in Ukraine and continue to selectively seek and evaluate new international investment opportunities. These investment opportunities could include the purchase of a license and or an acquisition in markets outside Turkey in which we currently do not operate. In order to execute appropriate investments or acquisitions, on February 26, 2007 we put in place an unsecured syndicated financing through a commitment facility amounting to $3 billion with 6 banks acting as lead arrangers for such facility. The facility is made up of three tranches of US dollar $1 billion each and with maturities of 3, 5 and 7 years respectively. The facility will be made available for a 6 month period with an additional extension period option of 3 months. The facility is a variable/floating rate facility. Full or partial hedging alternatives will be considered in order to hedge the interest exposure if the facility is utilized. No amount has been utilized as of April 20, 2007.

Ukraine—Life:)

We acquired our interest in our subsidiary Limited Liability Company Astelit (“Astelit”) on April 2, 2004 from the shareholders of CJSC Digital Cellular Communications (“DCC”), which held a nationwide GSM1800 license through its then 99% owned subsidiary, Astelit. On April 4, 2006, Astelit announced a merger of DCC and Astelit and approval for the merger was given during the Shareholders’ Meeting on April 3, 2006. On August 1, 2006 the merger of DCC and Astelit was completed. Our interest in Astelit is held through our wholly-owned subsidiary, Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Uluslararasi”), which holds our interest in Astelit’s immediate parent, Euroasia Telecommunications Holdings B.V. (“Euroasia”). Currently Turktell Uluslararasi owns 54.8% of Euroasia. Euroasia’s other shareholders are CJSE “System Capital Management” (“SCM”) and Eurocorp. As of December 31, 2006, Euroasia holds 100% of Astelit and we held a 54.8% effective interest in Astelit.

Astelit began its operations in the Ukrainian market in February 2005, with its new brand “life:)”. As of December 31, 2006, Astelit reached 5.6 million subscribers, a 124% annual increase from 2.5 million subscribers as of December 31, 2005. Almost 95% of all subscribers are prepaid subscribers as of December 2006.

Astelit introduced a number of innovations in 2006 that solidified its position as a market leader in Ukraine. The life:) brand had reached 97% recognition in the market and is differentiated from the existing mobile brands as being young, innovative, fair and western. In 2006, Astelit reached 24,200 sales points throughout Ukraine. By the beginning of year 2007 Astelit provided outbound roaming opportunities in 192 countries through 502 roaming partners and inbound roaming opportunities in 115 countries through 205 roaming partners.

As of December 31, 2006, Astelit operated in all cities of Ukraine with a population more than 50,000 inhabitants and more than 20,000 settlements, and all principal intercity highways, which corresponds to coverage of approximately 90% of the whole population of Ukraine or 67.5% geographical coverage with more than 3,900 base stations. In 2007 Astelit will continue to invest more to increase its coverage level. The acquisition of the GSM 900 license and frequencies in the late 2005 permitted Astelit to expand the coverage much faster and in 2007 Astelit plans to invest around $150 million into the network in order to increase the coverage and capacity requirements of the network and offer new services.

Astelit is currently building a highly innovative network in which all base stations will support EDGE. When completed, this network will enable Astelit to introduce many innovative services and products. Astelit is strongly dedicated to further develop innovations in the market and to apply for a 3G license in 2007. Currently, there is only one 3G license that has been granted in Ukraine. This license has been granted, without tender, to the state owned company, Ukrtelecom.

On December 30, 2005, Astelit signed a 6 year $390 million long term senior syndicated facility; the mandated lead managers were ING Bank N.V. and Standard Bank London Ltd. Of the total facility, $270 million is guaranteed by Export Credit Agency (“ECA”) and $120 million is unguaranteed. Based on Astelit’s financial statements, for the periods ended March 2006, June 2006, September 2006 and December 2006, Astelit was in breach of certain financial covenants. Astelit has received necessary waivers from the senior lenders related to the covenant breaches. Astelit’s last waiver expired on April 13, 2007. We and SCM intend to take over all or a portion of the loan from of the senior lenders to the extent that they decline to continue to take part in the facility following the implementation of the intended restructuring.

In addition to the senior syndicated facility, a long term junior facility agreement up to $150 million was also signed during December 2005 with Garanti Bankasi, Luxemburg Branch and Akbank TAS, Malta Branch. At December 31, 2006, the principal portion of this facility has been fully utilized. According to the conditions of the facility agreement, interest costs will be added to the principal amount until the total principal amount reaches $150 million. This junior facility is fully guaranteed by Turkcell.

In January 2005, we loaned $25.5 million to Euroasia through Turktell Uluslararasi, which was used to fund Astelit. By June 2, 2005 our effective interest in Euroasia had increased to 54.2% as the $25.5 million loan was converted to equity and we purchased certain holdings of other shareholders in Astelit. During October 2005, we further loaned $30.6 million to Euroasia through Turktell Uluslararasi. In January 2006, this loan was also converted to equity and our effective interest in Euroasia increased to 54.4%.

In April 2006, a decision was made to further increase the capital stock of Astelit by $40 million through further additional funding from Euroasia. Turktell Uluslararasi and SCM participated in this capital increase in proportion to their respective shareholding. Eurocorp, the other shareholder in Euroasia did not contribute. Accordingly, in June 2006, Turktell Uluslararasi contributed $22 million which increased our effective interest in Euroasia to 54.5%.

During June 2006, Turkcell, through its subsidiary Turktell Uluslararasi, and SCM decided to contribute on a pro-rata basis an additional aggregate amount of $150 million, in three installments of $50 million, into the capital stock of Euroasia in exchange for shares of Euroasia as required by the lenders to Astelit to obtain waivers. Turktell Uluslararasi contributed $82.6 million as Eurocorp did not participate to this capital increase. This contribution brought our effective interest in Euroasia to 54.8%. The three installments were paid on July 2006, October 2006 and January 2007.

In March 2007, Turkcell, through its subsidiary Turktell Uluslararasi, and SCM decided to contribute an additional aggregate amount of $300 million to the capital stock of Euroasia out of which $200 million is in the form of cash equity to be made available during 2007 and a further $100 million is to be made available as required by Astelit. Eurocorp will not participate in this capital increase. After the execution of the final installment, our effective interest in Euroasia will increase to 55% provided both Turktell Uluslararasi and SCM make their pro-rata contributions.

Since the acquisition of Astelit in the second quarter of 2004, operations in Ukraine have been consolidated in Turkcell’s financial information.

Fintur

We hold a 41.45% stake in Fintur, which currently holds our entire interest in our international GSM investments other than our Northern Cyprus and Ukraine operations.

Below is a description of the businesses currently held by Fintur.

Azercell

Fintur indirectly owns 51.2% of Azercell Telekom B.M., (“Azercell”), which offers GSM services on both a prepaid and a postpaid basis in Azerbaijan. As of December 31, 2006, Azercell had approximately 2.3 million subscribers of which approximately 91 thousand were postpaid and approximately 2.2 million were prepaid subscribers.

Geocell

Fintur indirectly owns 83.2% of Geocell Ltd., (“Geocell”), which operates a GSM network and offers mobile telephony services in Georgia. As of December 31, 2006, Geocell had approximately 1 million subscribers, of which approximately 16 thousand were postpaid, approximately 80 thousand were paid-in-advance subscribers that had postpaid services but pay in advance and approximately 0.9 million were prepaid.

Kcell

Fintur owns 51% of GSM Kazakhstan, (“Kcell”) along with Kazakhtelekom, the Kazakhstan monopoly fixed-line operator, which owns 49%. Kcell offers mobile telephony services in Kazakhstan and had approximately 3.5 million subscribers as of December 31, 2006, of which approximately 41 thousand were postpaid, approximately 1.1 million were paid-in-advance subscribers and approximately 2.4 million were prepaid. Prior to 2006, Kcell was exempt from corporate income tax for revenue relating to its primary activity. For the year 2006, Kcell is subject to Corporate Income Tax on revenue relating to its primary activity.

Moldcell

At December 31, 2006, Fintur directly and indirectly owned 100% of Moldcell S.A., (“Moldcell”), which offers GSM services in Moldova. As of December 31, 2006, Moldcell had 0.4 million subscribers of which approximately 25 thousand were postpaid, approximately 62 thousand were paid-in-advance subscribers and approximately 361 thousand were prepaid. Moldcell has recently been granted full payment tax exemption from January 1, 2006 until December 31, 2008.

Kibris Telekom

Kibris Mobile Telekomunikasyon Limited Sirketi, or Kuzey Kibris Turkcell (“Kibris Telekom”), a 100% owned subsidiary of Turkcell, was established in 1999. As of December 31, 2006, Kibris Telekom had 0.2 million subscribers. The agreement between Kibris Telekom and the government of Northern Cyprus requires an equal sharing of revenues between the parties. The agreement also provides that if the collected revenues are less than 95% of accrued revenues, the government’s share is calculated on the amount of collected revenues rather than accrued revenues. The current agreement terminates automatically at the end of ten years and six months from March 25, 1999 and Kibris Telekom will apply to extend the agreement.

Other Domestic Operations

We continuously monitor new business opportunities which we believe have positive return potential and/or are critical for sustaining our competitive advantage in our core business.

Global

On October 1, 1999, we established Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Global”) in order to provide telemarketing, telesales, directory assistance and call center services especially for us. In 2005, Global has completed its transition from call center to contact center where Global started to manage customer contacts at every channel except face-to-face interaction. In November 2006, the face-to-face interaction channel was also transferred to Global. As of December 31, 2006, Global employed 3,240 employees of which around 67% provide us with customer care and retention services while the remaining workforce serves customers of other clients. We own 100% of Global as of December 31, 2006.

Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S.

Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (“Inteltek”), was established on April 6, 2001 to explore business opportunities in the gaming industry.

Currently, Turkcell holds 55% of Inteltek through its wholly owned subsidiary Turktell and Intralot a Greek gaming company, holds 45%.

Following a successful tender, Inteltek signed a contract on July 30, 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football betting games. The Central Betting System Contract is scheduled to expire in March 1, 2008.

Following a further successful tender, Inteltek signed a contract with the General Directorate of Youth and Sports on October 2, 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The company became fully operational during 2004. The Fixed Odds Betting contract was scheduled to expire in October 2011. Subsequently, there were three lawsuits filed, two of them were initiated requesting the annulment of the Fixed Odds Betting tender and the other one was initiated requesting an annulment of the Fixed Odds Betting Tender contract. On January 2007, the Danistay, the highest administrative court, decided for a preliminary injunction of the tender and the tender transaction. As a result in March 2007, the General Directorate of Youth and Sports ceased the implementation of the Fixed Odds Betting contract. Immediately after a lawsuit was initiated by Inteltek against the said transaction. On February 28, 2007, the Turkish parliament passed a new law that allowed Spor Toto Teskilati A.S. (“Spor Toto”) to hold a new tender before March 1, 2008 and sign a contract which will be valid until March 1, 2008. Following this law, in March 2007, the General Directorate of Youth and Sports terminated the agreement. In addition, Inteltek initiated a lawsuit against the General Directorate of Youth and Sports on the ground that the said termination was unjustified. For further information please see “Item 18. Financial Statements-Note 30 (Contingencies) and Item 18. Financial Statements-Note 33 (Subsequent events).”

The new tender process is currently scheduled to be no later than March 1, 2008. In the interim, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on March 15, 2007, with less advantageous conditions which will be valid until March 1, 2008. As per the new conditions, the commission rate of Inteltek decreased from 12% to 7%.

Bilyoner Interaktif Hizmetler A.S.

Bilyoner Interaktif Hizmetler A.S. was established on September 2, 2003 as Libero Interaktif Hizmetler A.S., to provide remote betting services to the general public over the age of 18 through fixed Internet, mobile phones, interactive TV, kiosks and IVR. On October 8, 2006 the Company’s name was changed from Libero Interakfit Hizmetler A.S. to Bilyoner Interaktif Hizmetler A.S. (“Bilyoner”). Turktell has a 55% interest in Bilyoner, Intralot has a 25% interest and Tek Elektronik holds the remaining 20% interest. On March 26, 2004, Bilyoner signed an agreement with the General Directorate of Youth and Sports to offer football related remote betting services and started its operations in August 2004. On October 13, 2005, Bilyoner signed an agreement with the Turkish Jockey Club (“TJK”) to offer horse-race related remote betting services and started its operations in May 2006. On December 6, 2006, Bilyoner signed an agreement with the Milli Piyango Idaresi Genel Mudurlugu (the National Lottery Administration) to offer national lottery tickets over its platform and started its operations in December 2006.

Tellcom Iletisim Hizmetleri A.S.

Tellcom Iletisim Hizmetleri A.S. was established on June 9, 2004 as Bilisim Telekomunikasyon Hizmetleri A.S. to provide telecommunication services other than GSM. In February, 2006 the Company’s name was changed from Bilisim Telekomunikasyon Hizmetleri A.S. to Tellcom Iletisim Hizmetleri A.S. (“Tellcom”). After its incorporation, Tellcom has obtained a Long Distance Telephony Services (“LDTS”) right which allows the company to provide long distance call origination and termination for consumers and corporates as well as wholesale voice carrying services. Currently, the company carries some of Turkcell’s international traffic, previously carried by Turk Telekom. Tellcom has also been awarded an ISP license. In March 2006, Tellcom was awarded a 25-year license which allows the company to rollout and operate a transmission infrastructure in the Marmara, Aegean and Central Anatolian regions. We own 100% of the company.

On November 22, 2006 Tellcom participated in a tender for a ten-year license to operate a fiber-optic cable between Istanbul and Ankara. On January 25, 2007, Tellcom was awarded the license after submitting a winning bid of $23 million. This fiber-optic cable will allow for direct competition between Turk Telekom and Tellcom.

Potential Investments

Our efforts to selectively seek and evaluate new investment opportunities continue. These opportunities may include the purchase of licenses and acquisitions of interests in other operators in markets outside Turkey in which we currently do not operate. We may also pursue investment opportunities in communications and technology related investments in Turkey. We intend to continue to review rational and sensible investment opportunities.

On March 28, 2007, Turkcell, through its subsidiary Turktell Uluslararasi, submitted an offer at the tender for the sale of 65% of shares in Bulgarian Telecommunications Company AD (“BTC”), BTC operates telecommunications infrastructure in Bulgaria.

Regulation of the Turkish Telecommunications Industry

Overview

All telecommunications activity in Turkey is regulated by the Ministry of Transportation and the Telecommunications Authority. The Telegram and Telephone Law No. 406 (the “Telecommunications Law”), as amended, is the principal law governing telecommunications activity in Turkey. The Wireless Law No. 2813, as amended, and Ministry of Transportation Law No. 3348, as amended, also includes provisions relating to telecommunications in Turkey.

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

Until December 31, 2003, Turk Telekom held a monopoly over the provision and infrastructure of national and international voice telephone services (excluding the telecommunications infrastructure established by business enterprises through concession agreements, telecommunications licenses, general permits or personal telecommunications premises). However, from January 1, 2004, other companies can provide telecommunications services and operate infrastructure upon approval by the Telecommunications Authority. Despite the expiration of Turk Telekom’s monopoly, Turk Telekom, until recently, retained a de facto monopoly as no licenses were granted by the Telecommunications Authority and no operators were authorized to provide services within Turk Telekom’s monopoly area (other than the authorization of long distance call services). However, in March 2006, the Authority granted three companies, one of which is Tellcom, “Infrastructure in Operating Service Licenses.”

On June 5, 2004, the Telecommunications Authority designated Turk Telekom an operator holding a de facto monopoly over national and international voice carrying services in the telecommunication network market, (excluding networks which shall be constructed by licensed telecommunications operators and individual telecommunications networks) in accordance with The Telegram and Telephone Law No. 406 article 29(b) until the constitution of the fair competition in relevant markets. Consequently, in accordance with The Telegram and Telephone Law No. 406 article 29(b), the Telecommunications Authority has calculated the maximum prices, including rental charges of leased lines and transmissions, on a non-discriminative and cost basis by any administrative acts and regulations that Turk Telekom can charge.

On April 13, 2004, the Telecommunications Authority amended the Regulation on the authorization of Long Distance Call Services. By March 31, 2006, the resulting amendment has allowed 45 new operators to obtain licenses to provide long distance call services. According to the terms of the regulation and license application procedure, Turk Telekom must provide carrier selection and access to the new networks. Turk Telekom has signed interconnection agreements, which became operational in 2005, with some of those long distance call services operators.

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

The Telecommunications Authority is an independent telecommunications regulator with financial and administrative independence. Its duties and activities are regulated by the Regulation on Structure, Duties and Working Procedures and Principles of the Telecommunications Authority, as amended, (the “Regulation”), February 17, 2001. Pursuant to the Regulation, the Telecommunications Authority’s executive board is composed of five people, each with five year tenure, they are appointed by the Council of Ministers from among nominees provided by the Ministry of Transportation, the telecommunications industry, the Ministry of Industry and Trade, and the Association of Exchanges and Business Chambers. The responsibilities of the Telecommunications Authority include, among others:

•	to prepare and submit to the Ministry of Transportation telecommunication plans under the framework Telecommunications Law;

•	to monitor the activities of operators, public entities, establishments and private persons in the field of telecommunications;

•	to impose fines and terminate license agreements, concessions or permissions in case of failure to follow regulation or gross negligence;

•	to determine criteria relating to tariffs and other contractual conditions applicable to users of telecommunications services and the interconnection charges between telecommunications networks;

•	to review, evaluate and approve tariffs and inspect their implementation;

•	to scrutinize activities in contradiction of fair competition and provide the Competition Board opinions regarding activities of telecommunication companies that could be competing unfairly; and

•	to take measures to prevent unauthorized transmissions and interferences and to take precautions to protect consumer rights.

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

Legislation Amending The Wireless Law No. 2813 was published on July 13, 2005. The legislation establishes a central database (“CEIR”) containing information on serial numbers (“IMEI”) in order to determine approved handsets, called the White List. There is also a CEIR Black List, which contains handsets that should be rejected service on a GSM network because the handsets have been reported as lost, stolen or otherwise unsuitable for use.

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

The legislation designates the following as Universal Services:

•	fixed-line telephony services;

•	public pay telephones;

•	directory enquiry services and directories;

•	emergency calls services;

•	Internet services; and

•	Communication services provided by the Coast Secure and Ship Rescue Services General Directorate.

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

On March 8, 2002, the Telecommunications Authority published a Regulation on Principles and Procedures of National Roaming Agreements. Mobile telecommunications and data operators or operators of other services and infrastructure are entitled to enter into national roaming agreements, general authorizations, telecommunications licenses and the regulations issued by the Telecommunications Authority. However, such operators are obliged to satisfy reasonable, economically proportionate and technically possible national roaming requests of other operators. Should an operator fail to fulfill its national roaming obligations or should it unjustifiably interrupt such service, the Telecommunications Authority can impose a fine of between 1% and 3% of the operator’s turnover for the preceding year.

The Regulation establishes the following principles governing national roaming agreements:

•	The promotion of practices enabling access to telecommunications services at affordable prices;

•	non-discrimination among subscribers, users and operators;

•	the establishment and maintenance of competition between telecommunication providers and operators of infrastructure;

•	the compatibility of telecommunications systems in accordance with international norms, and maintenance of the integrity of the public telecommunications network; and

•	the establishment of a transparent, clear and non-discriminatory balance among the legitimate interests of the parties.

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

The Telecommunications Authority passed the “Tariff Regulation” on August 28, 2001, which sets out the principles and procedures to be applied for the approval and the audit of the tariff to be applied to the telecommunications services if it is determined that a business enterprise: (i) is a legal or a de facto monopoly; or (ii) is in a dominant position in the relevant service or geographic market; or (iii) has significant market power. In case it is determined by the Telecommunications Authority that the business activities are within the scope of such Regulation, the tariffs should be submitted to the Telecommunications Authority for approval. In determining which operators possess dominant position, the Telecommunications Authority will take into consideration the following criteria: market share, vertical integrity, the power to influence market conditions, entrance to relevant market, difficulty to control and replace the network, technologic superiority, lack of competition in the relevant market, the quantity of unused capacity and the power to access financial resources. On June 9, 2004, the Telecommunications Authority designated Turkcell an “operator holding dominant position” in the GSM Mobile Telecommunications Services Market.

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

On September 5, 2004, the Telecommunications Authority abolished the Regulation on Administrative Fines to be imposed on the Operators (published on August 1, 2002) and published the Regulation on Administrative Fines, Sanctions and Precautions to be imposed on the Operators. According to the amended Regulation the Telecommunications Authority retains the right to impose fines in the event an operator submits incorrect or misleading documents fails to submit documents as requested by the Telecommunications Authority does not timely submit such documents does not permit inspection or audit to be made by the Telecommunications Authority uses unpermitted equipment or equipment not complying with standards alters technical features of equipment or does not pay fees arising from its use of license and frequencies or does not comply with the provisions of concession agreements, telecommunications licenses and general authorizations or the legislation. In addition, the amended Regulation authorizes the Telecommunications Authority to impose sanctions and precautions as well as administrative fines.

In July 2006, the Telecommunications Authority published an annex to the Authorization Regulation specifying provision relating to the Authorization of Directory Services Operators.

In accordance with the Authorization Regulation, the Telecommunication Authority will now grant licenses allowing operators to provide Directory Services. Under the terms of the license, Directory Service Operators must provide their services without infringing the provisions of the relevant law or regulation related to the protection of confidentiality by accessing to the database on the subscriber’s information’s of the other authorized Telecom operators (including GSM operators and Turk Telekom). Before a Directory Service Operator can provide authorized services they must sign interconnection agreements with the authorized operators.

The Telecommunications Authority published a Regulation titled “The Right of Way in Execution of the Telecommunication Services” on May 2, 2006. This Regulation established general principles for the right of way for the establishment and usage of infrastructure facilities is required for the execution of telecommunication services.

Authorization of Mobile Number Portability

On February 1, 2007, the Telecommunications Authority issued regulations on Mobile Number Portability (“MNP”). MNP allows subscribers to keep their existing telephone number when changing telephone operator, their physical location or their current service plan. These regulations are expected to become operational at the end of 2007 or early 2008.

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

The terms of license agreements are governed by the Authorization Regulation, and it provides that the Telecommunications Authority can supervise licensed operators of value added services, approve the transfer of licenses to third parties, ensure continuation of services in the event of cancellation of a license and approve the investment plans submitted by licensees.

The Telecommunications Authority can require an operator to modify its tariffs to promote fair competition or the public interest, and the Telecommunications Authority may also terminate licenses in cases of gross negligence.

Under the Authorization Regulation, the licensee is responsible for installing telecommunications equipment in conformance with international signalization systems and numbering plans. Furthermore, the licensee is obligated to make those investments which are necessary to offer the licensed service. These obligations include design of the service, the making of financial investments and the installation and operation of the facility required for the service. Licensees are allowed to determine the prices for services, subject to the regulations of the Telecommunications Authority. Copies of the tariffs are required to be made available to the public and to customers. Upon the expiry of a license, including termination, the facilities and immovables of the licensee relating to the value added services will be transferred by the licensee in accordance with the license agreement.

Under the Authorization Regulation there are four types of authorization to provide telecommunications services and establish and operate infrastructure. All with a maximum term of 25 years except general authorization: i) Duty Agreement (only between Turk Telekom and the Authority) after the privatization of Turk Telekom, a concession agreement was signed between the Telecommunications Authority and Turk Telekom; ii) Concession Agreement; iii) Telecommunications License; and iv) General Authorization.

Operators sign a Concession Agreement with the Telecommunications Authority to provide telecommunications services and/or to establish or operate networks carried out by a limited number of operators on a national basis. On the other hand, operators providing telecommunications services and/or to establish or operate networks that are provided by a limited number of operators on a regional or local basis could be provided by acquiring a first type Telecommunications License by Telecommunications Authority. Operators who are authorized via a Concession Agreement or first type Telecommunications License cannot be authorized by any other authorization type. Turkcell has signed a Concession Agreement and thus cannot be authorized by any other authorization type.

Second Type Telecommunications Licenses can be granted for the services listed in Article 18 of Law No. 406 if they are not required to be provided by a limited number of operators. Operators should obtain a Second Type Telecommunications License from the Telecommunications Authority to provide telecommunications services and/or to establish or operate network that are not required to be carried out by a limited number of operators and services listed on article 18 of the Telecommunication Law. General Authorizations are issued for the telecommunications services and infrastructure which are not listed in Article 18 of Law No. 406 and if they are not required to be provided by a limited number of operators.

The Licenses, which may be granted under the Regulation, shall have a maximum term of 25 years.

Under the Authorization Regulation, companies applying for a first type telecommunication license, to conclude a license agreement or a second type telecommunication license or a general permit should meet the following criteria:

•	The company must be a joint stock company and shares must be registered;

•	The company should be established in accordance with the laws of Turkey;

•	The scope of the company as outlined in its articles of association should include telecommunications and the telecommunications activity which is applied for;

•	Those who form the company and the shareholders holding at least 5% of the shares of the company should not have been convicted to imprisonment due to;

•	crimes committed against the government or the crimes set out in the Struggle with Terrorism Act,

•

crimes against the Banking Law, Capital Market Law, debit, malversation, bribe, robbery, forgery, collusion, fraudulent bankruptcy, betrayal of trust, smuggling, tax fraud, corruption in a official tender or purchase and sale process, money laundering;

•	And finally, the company should fulfill any other terms of tender.

Additionally for a first type telecommunication license and for a second type telecommunication license, the company should fulfill any other specific provisions of the annex relating to relevant type of services.

During the term of the relevant License or Permit, the License or Permit holder is obliged to do the following:

•	Submit an investment plan for the coming year to the Telecommunications Authority, and notify the Telecommunications Authority of any revisions thereof;

•	Obtain the approval of the Telecommunications Authority for uniform subscription agreements prepared for each service;

•	Keep separate accounts for each License or Permit held;

•

Conduct the activities permitted under the License or the Permit within a separate entity if such License or Permit holder company is determined by the Competition Board to be in a dominant position in another sector;

•	Provide the Telecommunications Authority with internally audited final income statements and balance sheets within two months following the end of each financial year;

•	Submit to the Telecommunications Authority any financial audit reports and financial statements and other documentation as may be requested within one month following the end of the financial audit;

•	Provide the Telecommunications Authority with all documents related to agreements with third parties and information on equipment stocks as may be requested;

•	Connect or allow for the connection of any terminal equipment to its own system, provided the connection to the telecommunication network is approved by the Telecommunications Authority.

The License or Permit holder may assign its rights and obligations under the License or the Permit with the written consent of the Telecommunications Authority.

The Telecommunications Authority is authorized to amend or cancel the provisions and conditions of the License or the Permit.

The License Agreement

General

From 1993 until April 27, 1998, we were subject to a revenue-sharing agreement with Turk Telekom. Under our revenue sharing agreement with Turk Telekom (successor of PTT), Turk Telekom allocated frequency bands necessary for the operation of a GSM network, executed subscriber contracts, performed subscriber billing and fee collection and allowed us access to Turk Telekom’s existing communications networks. In addition, Turk Telekom allowed us to construct base station control stations at Turk Telekom’s facilities and leased transmission connections between base stations, mobile telephone exchanges and control stations to us.

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

We paid a license fee of $500 million to the Turkish Treasury upon effectiveness of our license. As security for the performance of our obligations, we were also required to deliver cash or a bank guarantee equal to 1% of our license fee. On an ongoing basis, we must pay 15% of our monthly gross revenue, which has been redefined as of March 2006 to include subscription fees, monthly fixed fees and communication fees and to exclude interest charges for late collections from subscribers and indirect taxes, such as 18% VAT and other expenses as well as the accrued amounts that are recorded for reporting purposes to the Turkish Treasury. We have settled with the Ministry of Transportation concerning the calculation of ongoing license fee payments. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Service Offerings

Our license requires that we provide services that, in addition to general GSM phone services, include free emergency calls and technical assistance for customers, free call forwarding to police and other public emergency services, receiver optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and three-party conference calls, billing information, and the barring of a range of outgoing and incoming calls.

Service Quality

Generally, we must meet all the technical standards of the GSM Association as determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM Association. Service quality requirements require that call blockage not exceed 5% and call drops not exceed 2 dropped calls per erlang, which is the industry standard measuring the ratio of total dropped calls during the most congested hour of network traffic during the relevant time period to the traffic intensity for that congested hour. The Telecommunications Authority has the right to monitor our service standards, compile information, and take action to guarantee customer rights. Additionally, as a guarantee of our service and coverage commitments, we must obtain all-risk insurance coverage at an adequate amount to provide for uninterrupted operation.

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

On July 10, 1998, the Ministry of Transportation established under our license a set of initial maximum rates and a set of initial maximum standard tariffs that govern both Vodafone and us. The initial standard tariffs constitute the highest rates that we may charge for particular services to customers that have not purchased any of the customized service packages that we offer. The maximum rates constitute the highest rates we may charge for the services included in these customized service packages. Generally, the maximum rates for particular services are set higher than the standard tariffs for those services. Therefore, in customizing our service packages to meet the needs of different customer segments, we may combine higher activation or monthly charges (or both) with lower airtime rates.

Under the standard tariff, we may from time to time notify the Telecommunications Authority of a per-minute airtime fee, which is treated as its Basic Unit Rate.

The standard tariffs and the maximum rates have been established in New Turkish Lira and the Telecommunications Authority’s schedule of standard tariffs and maximum rates are premised on the TRY/$ Exchange Rate in effect on the date they were approved by the Telecommunications Authority.

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

In the event of a termination of our license, our right to use allocated frequencies and to operate the GSM system ceases. Upon the expiration of the license agreement, initially scheduled to occur in 2023, without renewal, we must transfer to the Telecommunications Authority, or an institution designated by the Telecommunications Authority, without consideration, the network management center, the gateway exchanges, and the central subscription system, which are the central management units of the GSM network. These units include related technical equipment, immovables, and all other installations and assets used in the operation of the system. We may apply to the Telecommunications Authority between 24 and 6 months before the end of the 25-year license term for the renewal of the license. The Telecommunications Authority may renew the license, taking into account the legislation then currently in effect.

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

The Regulation is driven largely by a goal to improve the competitive environment and ensure that users benefit from telecommunications services and infrastructure at a reasonable cost. Under the Regulation, the Telecommunications Authority may compel a telecommunications operator to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators. The operators who are compelled to provide access to other operators are obliged to provide service and information on the same terms and qualifications provided to their shareholders, subsidiaries, and affiliates.

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom) are obliged to renew their interconnection agreements within two months following the issuance of the Regulation. The renewed agreements must comply with the provisions of the Regulation, including cost-based pricing. Accordingly, we entered into a supplementary protocol with Vodafone, on October 9, 2003, and with Turk Telekom the following day. On September 9, 2003, we entered into a new interconnection agreement with Globalstar. As a result of intervention by the Telecommunications Authority, we entered into new supplemented protocols with Turk Telekom on November 10, Vodafone on November 21, and Globalstar on December 11, with amended tariffs and tariff adoption procedures.

The Telecommunications Authority published a communiqué on June 3, 2003, defining “significant market power” as “the power to influence economic parameters such as the purchase or sale price of services provided to other operators and users; supply and demand of said services; market conditions; components of fundamental telecommunications network utilized for telecommunications services; and access to users in the relevant telecommunications market.” In determining which operators possess significant market power, the Telecommunications Authority will take into consideration the following criteria: market share; the power to influence market conditions; the relationship between quantity of sales and size of the relevant market; the power to control access to the end user; power to access financial resources; and experience regarding production and introduction of services in the market. On August 21, 2003, the Telecommunications Authority designated us an

“operator holding significant market power” in the “GSM Mobile Telecommunication Services Market” and “GSM Mobile Call Termination Services Market” and Vodafone an “operator holding significant market power” in “the GSM Mobile Call Termination Services Market.” On January 4, 2005, the Telecommunications Authority designated Turkcell individually as an “operator holding significant market power” in the “GSM Mobile Call Termination Services Market”. Finally, on December 15, 2005, the Telecommunications Authority designated Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell individually as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets”.

While all operators will be obliged to enter into negotiations for interconnection agreements with any requesting operator, Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market”, as well as Turk Telekom, are obliged to provide interconnection. These operators may limit access or interconnection to other operators only if it is objectively proven that network operation security or network integrity or data protection cannot be maintained or that interconnection or access is technologically unfeasible; in any case, the approval of the Telecommunications Authority is also required. The Telecommunications Authority may also limit the interconnection obligation of an operator upon the operator’s request, provided that there are technical and commercial alternatives to the interconnection or that required resources for such interconnection are unavailable. While operators not deemed to hold significant market power are free to set their access and interconnection tariffs, operators holding significant market power are required to determine their access and interconnection tariffs on a cost basis. Specifically, the Regulation provides that the tariffs will be the marginal cost of procuring efficient services, including an “appropriate return” on capital employed for procurement of services, plus a portion of overall costs attributable to such service.

In addition, the Telecommunications Authority has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price by the regulation concerning “Co-Location and Facility Sharing”. See “Regulation of the Turkish Telecommunications Industry” above.

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

In June 5, 2006, the Telecommunications Authority published “Standard Reference Interconnection Tariffs for Turk Telekom and GSM Operators Holding Significant Market Power” to recommend call termination fees of the operators. In accordance with the recommendation the fee determined for Turkcell is 0.140 TRY. Currently, these tariffs are not necessarily directly applicable to our current or future interconnection agreements.

On January 16, 2007 the Telecommunications Authority published “Standard Reference Interconnection Tariffs” for Turk Telekom and GSM operators. In accordance with the recommendation the fee determined for Turkcell is 0.140 TRY between January 16, 2007 and February 28, 2007. From March 1, 2007 the fee is now 0.136 TRY. These “Standard Reference Interconnection Tariffs” are not necessarily directly applicable to our current or future interconnection agreements unless explicitly stated by the Telecommunications Authority at the end of the settlement procedure.

The Ukraine License Agreement

Our subsidiary, Astelit, operates under an “Activity License” issued by the State Committee of Communication of Ukraine (Telecommunications Authority until 2005) (the “SCCU”) on June 8, 1998, with an initial term of ten years. This license grants us the right to build, maintain and use (i.e. provide telecom services) a cellular radio telecommunications network compliant to the DCS-1800 standard until June 8, 2008. The Activity License is supplemented by a non-transferable “Frequency License”, issued by the same authority. We pay $75,012 per month for the allocated frequencies under our Frequency License. Astelit also owns Time Division Multiple Access (“TDMA”) activity licenses, due to the merger of DCC with Astelit which includes a license for local telephone network construction, maintenance, and use compliant to the Digital AMPS (“D-AMPS”) standard, a number of D-AMPS frequency licenses (complimentary to activity licenses), a long-distance (national) and international carrier license and radio link frequency licenses.

In November 2005, Astelit acquired an activity license which grants it the right to build, maintain and use (i.e. provide telecom services) a cellular radio telecommunications network compliant to the GSM 900 standard until November 10, 2020, at a cost of $1.8 million. In November 2005, Astelit also acquired two frequency licenses covering all 25 regions of Ukraine at a cost of $4.5 million. The license is valid until November 2020. Astelit pays $10,693 per month for the allocated frequencies under our Frequency Licenses.

The terms of our licenses require us to make certain notifications to Ukrainian government agencies and also to maintain certain levels of service for our customers. In addition, Astelit must present all the required documents for inspection by the Ukrainian Telecommunications Authority whenever they request. If we violate the provisions of our licenses, our license or operations could be suspended or terminated for a limited or unlimited period. In addition to maintaining licenses, Astelit and DCC have each concluded interconnection agreements with other Ukrainian telecommunications companies including Ukrtelecom, UMC, Kyivstar and Goldentelecom. These agreements set forth generally the rates for interconnection services, as well as standards, equipment to be used, settlements procedure, dispute resolution, and amendment procedures.

Turk Telekom, Vodafone, Avea, Milleni.com, and Globalstar Interconnection Agreements

General

We have entered into interconnection agreements with Turk Telekom, Vodafone, Avea, Milleni.com, and Globalstar.

Under these interconnection agreements, Turk Telekom, Vodafone, Avea, Milleni.com, and Globalstar agree to permit interconnection of their networks with our network to enable calls to be transmitted to, and received from, the GSM system operated by us through its existing digital fixed telephone switches.

The interconnection agreements also establish understandings between the parties relating to various key operational areas, including call traffic management, and the agreements contemplate that we and the other parties will agree to the contents of various manuals that will set forth in detail additional specifications concerning matters which are not specifically covered in the interconnection agreement. These matters include quality and performance standards, interconnection interfaces and other technical, operational, and procedural aspects of interconnection.

The interconnection agreements specify that the parties shall comply with relevant international standards, including standards adopted by the GSM Memorandum of Understanding, the Telecommunications Standards Bureau of the International Telecommunications Union, and the European Telecommunications Standards Institute. In the absence of applicable international standards, the interconnection agreements provide that the parties will establish written standards to govern between them.

The interconnection agreements outline the applicable interconnection principles and provide the technical basis and rationale for technical specifications and manuals to be agreed to by the parties. The interconnection agreements:

•	set forth agreements between the parties relating to the location of exchanges;

•	create obligations regarding network alterations;

•	establish routing principles to govern how call traffic will be routed within a network and between the networks of the parties, including interconnection routing rules;

•	provide for arrangements concerning capacity and expansion of capacity through new points of interconnection;

•	mandate arrangements concerning the use of numbering to transmit calls in accordance with national and international practices;

•	provide for periodic technical review meetings between the parties;

•	permit each party to engage in testing of interconnection exchanges;

•	address the consequences of transmission failures;

•	create an obligation to cooperate in order to maximize overall quality of transmission of calls in accordance with international standards;

•	deal with emergency calls, calling line identification and malicious call identification;

•	assure the ability of a party to have access to the other party’s premises where relevant equipment may be located (subject to appropriate protections);

•	establish procedures to deal with network faults; and

•	address issues relating to the construction and installation of antennas, towers, and other elements of system infrastructure.

In addition, the parties agree to provide to the other party information which is necessary to enable performance of their interconnection obligations, the provision of services, or utilization of equipment and/or buildings as contemplated in the interconnection agreement.

Turk Telekom

In the Turk Telekom interconnection agreement, Turk Telekom also agrees to permit us to utilize Turk Telekom’s buildings, premises, and other infrastructure and to lease the means of communications transmission between our GSM exchanges, base stations, and base station control stations. We retain the right, however, to establish our own transmission network at our own expense in the event that such transmission network is not made available to us by Turk Telekom, subject to the consent of the Telecommunications Authority.

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

The parties couldn’t agree on call termination tariffs which would be applicable from December 12, 2004; Turk Telekom referred this dispute to the Telecommunications Authority for resolution. The Telecommunications Authority determined final call termination tariffs. In accordance with the decision of Telecommunications Authority; as of March 1, 2006, Turk Telekom must pay Turkcell 0.140 TRY (approximately 10.3 cents as of April 6, 2007) per minute. And Turkcell shall pay to Turk Telekom a net amount of 0.02 TRY per minute for local traffic and a net amount of 0.037 TRY per minute for metropolitan and long-distance traffic routed from Turkcell to Turk Telekom.

For SMS services from Turk Telekom’s network to our network, as of March 31, 2006, Turk Telekom will pay us a net amount of TRY 0.033307 approximately 2.4 cents as of April 6, 2007 per SMS after deducting VAT and other taxes. For SMS services from our network to Turk Telekom’s network, we will pay Turk Telekom a net amount of TRY 0.017227, approximately 1.3 cents as of April 6, 2007 per SMS after deducting VAT and other taxes.

Calls from one of our subscribers to another one of our subscribers are not subject to a payment to Turk Telekom.

In accordance with the interconnection agreement between Turkcell and Turk Telekom, Turkcell is obliged to pay to Turk Telekom 70% of the net amount of the normal per-minute call charge for international calls from our network as outlined in Turk Telekom’s current tariffs. Pursuant to the said agreement, Turk Telekom is obliged to pay us 45% of the international settlement charge (terminal rate) that is transferred by the international carrier operator to Turk Telekom for incoming international calls that are terminated on our network. We and Turk Telekom have an ongoing dispute over this agreement. Please see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

We route local traffic to other Turkish operators using Turk Telekom’s interconnect switch, for which we pay the net amount determined for local traffic by Turk Telekom. Currently we pay 0.036921 cents for local calls and 0.051689 cents for non-local calls. The switch is an element of a telephone network that connects telephone calls to telephone users on the same or other networks. Turk Telekom does not pay any charge to the network that receives the call and reserves the right to refuse to switch the transit traffic should such charges be imposed.

We do not pay any charges to Turk Telekom for calls to special service numbers which are called free of charge according to Turk Telekom tariffs. For calls to special service numbers that are not free of charge, every service charge is determined separately by the parties. The tariff includes VAT.

Rental Rates

According to the Interconnection Agreement with Turk Telekom, the rental rates for Turk Telekom’s real estate, leased by us and located in residential areas, should be established according to an expert’s report prepared by the local real estate experts of Turkish Emlak Bank. If there is no Turkish Emlak Bank unit in the area, or if the Turkish Emlak Bank cannot prepare an expertise report, then the rental rate is based on the average rental prices determined by the relevant units of the Chamber of Commerce and Industry or, in cases where the above two units are not available, according to a report prepared by a valuation committee that will be established by the participation of three Turk Telekom personnel and one of our personnel.

Upon the expiry of a one-year rental period, rental price increases will be made according to rates issued in the annual state tenders report prepared by the Ministry of Finance, and 45% of the rental fee will be added for expenses including personnel, lighting and water, among others, starting from the beginning of the lease period.

Charges for Energy at Switching Centers

We can subscribe to Turkish Electricity Distribution Co. (“TEDAS”) or another relevant electricity distribution company as a stand alone customer and pay its energy usage charges. In such case, we will not pay any charges to Turk Telekom. We may also source energy by connecting a three phase electricity measuring gauge to Turk Telekom’s energy distribution panel. The expenses related to the connection of the measuring gauge will be borne by us. In addition, we may source energy by connecting an electricity measuring gauge to Turk Telekom’s generator, provided that all expenses related to the connection will be borne by us. The energy usage fee shall be calculated in accordance with a formula set forth in the Turk Telekom interconnection agreement. Under the Revenue Sharing Agreement, we were not required to pay Turk Telekom for these services.

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

Vodafone Interconnection Agreement

As a result of the acquisition of Telsim by Vodafone, all the liabilities of Telsim arising from the Interconnection Agreement signed with us were transferred to Vodafone as of May 24, 2006. In line with this, we and Vodafone signed an agreement in July 2006 to amend the present interconnection agreement through agreeing general principles of our collaboration as a result of the transfer.

In light of this transaction, the following discussion will only refer to Vodafone. It should be noted however, that agreements entered into before May 24, 2006 were entered into by Telsim the acquired company.

The Vodafone interconnection agreement provides for the payment of fees by us to Vodafone for the interconnection services provided by Vodafone. A number of the provisions of the Vodafone interconnection agreement address matters concerning billing and payment of bills for services rendered under the Vodafone interconnection agreement. Each party is required to record certain call information and to provide that information to the other party. Each party is responsible for invoicing the other party on a monthly basis.

Call Tariffs

Turkcell and Vodafone could not agree on call termination tariffs and Vodafone referred this dispute to the Telecommunications Authority for resolution. The Telecommunications Authority applied provisional call and SMS termination tariffs as of March 1, 2006 to both parties. In accordance with this decision; Vodafone must pay Turkcell 0.140 TRY (approximately 10.3 cents as of April 6, 2007) per minute and Turkcell shall pay to Vodafone a net amount of 0.152 TRY (approximately 11.2 cents as of April 6, 2007) per minute. Likewise, The Telecommunications Authority determined that Vodafone must pay Turkcell 0.0297 TRY per SMS as of March 1, 2006 and Turkcell should pay Vodafone a net amount of 0.0322 TRY per SMS.

In accordance with the agreement concluded between Turkcell and Vodafone in July 2006, both parties agreed on call and SMS termination tariffs to be applied and this agreement became binding despite the earlier decision by the Telecommunications Authority. According to the agreement, Turkcell and Vodafone will charge to each other 0.1737 TRY (approximately 12.7 cents as of April 6, 2007) per minute for call traffic accessing each other network and a net amount of 0.0322 TRY (approximately 2.4 cents as of April 6, 2007) per SMS accessing each other’s network. In case call traffic switched from Vodafone to Turkcell exceeds 50,000,000 minutes in a month, Vodafone will pay a net amount of 0.16 TRY (approximately 11.7 cents as of April 6, 2007) per minute for call traffic. This charging method is valid from May 24, 2006, until March 31, 2008. Turkcell will pay Vodafone a net amount of 0.165 TRY (approximately 12.1 cent as of April 6, 2007) per minute for call traffic from April 1, 2007, until March 31, 2008. Both parties will pay each other net amount of 0.160 TRY per call between April 1, 2008, and March 31, 2009.

In case SMS traffic switched from Vodafone to Turkcell exceeds 50,000,000 in a month, Vodafone will pay a net amount of 0, 0297 TRY (approximately 2.2 cents as of April 6, 2007) per SMS .This charging method will be valid from May 24, 2006, until March 31, 2007. Both parties will pay each other 0.0322 TRY (approximately 2.4 cents as ofApril 6, 2007) per SMS between April 1, 2007, and March 31, 2009.

All the call tariffs are set in Turkish Lira and will be revised by the parties on March 31, 2007, March 31, 2008, and March 31, 2009, based on the consumer price index. During periods of sharp devaluation of the Turkish Lira, the devaluation rate will also be taken into consideration in such revisions. The pricing terms of the Vodafone interconnection agreement will be applicable until March 31, 2009, when both parties will revise the pricing terms based on conditions reached at that time. All the rates are net of all applicable taxes. If the parties cannot agree on new call termination tariffs until July 2009, both parties shall refer to the Telecommunications Authority for resolution. During the resolution period both parties will charge each other a net amount of 0.16 TRY (approximately 11.8 cents as of April 6, 2007) per minutes for the call termination and a net amount of 0.0322 (approximately 2.4 cents as of April 6, 2007) for SMS termination.

Both parties charge each other 10% higher priced than effective call termination tariffs per minute for accessing each others directory inquiry services.

A party may seek to modify the Vodafone interconnection agreement by serving the other party with a notice of request to review such agreement if:

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

Upon service of a review notice, the parties must negotiate in good faith toward a resolution of the subject matter of the review. If the parties fail to reach agreement within three months from the date of service of the review notice, either party may request that the Telecommunications Authority determine the manner, if any, in which the Vodafone interconnection agreement should be modified. The Vodafone interconnection agreement will be modified in accordance with that determination, unless the determination is subject to a legal challenge. The Vodafone interconnection agreement cannot be assigned or transferred by the parties without the other party’s prior written consent.

The Vodafone interconnection agreement will remain in force for the duration of the license period unless one of the parties serves a three month termination notice to the other party.

The Vodafone interconnection agreement will terminate:

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

Avea Iletisim Hizmetleri A.S. Interconnection Agreement

We and Avea, the entity incorporated as a result of the merger of Is-TIM and Aycell, signed a protocol canceling the interconnection agreement between Turkcell and Aycell and the parties agreed that Is-Tim interconnection agreement will be applicable between the parties. References to the “Avea Interconnection Agreement” refer to the original Is-TIM interconnection agreement that now governs our interconnection relationship with Avea.

Payments

The Avea interconnection agreement provides for the payment of fees by us to Avea for the interconnection services provided by Avea. A number of the provisions of the interconnection agreement address matters concerning billing and payment of bills for services rendered under the interconnection agreement. Each party is required to record certain call information and to provide that information to the other party. Each party is responsible for invoicing the other party on a monthly basis.

Call Tariffs

In the decision dated June 29, 2006, the Telecommunications Authority applied its provisional call termination tariffs and in accordance with this decision we pay Avea a net amount of 0.175 TRY (approximately 12.8 cents as of April 6, 2007) per minute and Avea pays to Turkcell a net amount of 0.140 TRY (approximately 10.3 cents as of April 6, 2007) per minute.

On March 7, 2007, the Telecommunications Authority determined the SMS termination fees between Turkcell and Avea. According to this decision, we pay Avea a net amount of 0.0365 TRY per SMS

(approximately 2.7 cents as of April 6, 2007) and Avea pays Turkcell a net amount of 0.0297 TRY per SMS (approximately 2.2 cents as of April 6, 2007).

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

We and Avea have an on-going dispute over SMS and call term termination fees, please see, “Item 8a-Legal Proceedings” of this annual report on Form 20-F.

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

The Milleni.com telecommunications services agreement establishes understandings between the parties relating to a number of operational areas, including applicable interconnection principles and other technical, operational, financial, and procedural aspects of interconnection.

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

Payments

The Milleni.com telecommunications services agreement provides for payment by both parties of fees for interconnection services. In that respect, we are obliged to pay charges due to Milleni.com in monthly arrears within 30 days from the receipt of invoice. Milleni.com pay charges due to us in monthly arrears within 30 days from the receipt of invoice.

The Milleni.com telecommunications services agreement indicated that the charges specified in the agreement are exclusive of Value Added Tax or any other applicable tax. If such taxes were due and owing, that amount should have been added to the invoice and charged to the other party at the then prevailing rate.

The Milleni.com telecommunications services agreement states that if a party fails to make charges when due, the amount past due bears daily interest at an annual rate of 3% points greater than euro LIBOR from the date on which such amount became due until the date on which it is paid, unless the invoice was correctly disputed. The applicable interest will be accrued day by day and not be compounded.

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

•

the other party makes an arrangement or composition with its creditors or makes an application to a competent court for protection from its creditors or a bankruptcy order is made or a resolution is passed for its winding up or a court of competent jurisdiction makes an order for its winding up or dissolution or an administration order is made or a receiver is appointed over any of its assets;

•	the other party does not provide services to a minimum standard agreed by the operation manual and fails to remedy such failure within 30 days of receipt of written notice; or

•	the other party fails to pass switched telecommunications traffic to the first for a period of 3 consecutive months.

Either of the parties can terminate the agreement if force majeure events arise or upon 60 days written notice. Termination or expiry of the agreement should not affect accrued rights and obligations of the parties and indemnification and confidentiality provisions shall remain in force.

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

Globalstar Interconnection Agreement

Call Tariffs

In accordance with the agreement concluded between Turkcell and Globalstar on December 11, 2003, for traffic switched from us to Globalstar we pay Globalstar the charges determined below after deducting VAT, communications tax and other taxes:

•	for traffic between 0 and 500,000 minutes, $0.40 per minute;

•	for traffic between 500,000 and 1,000,000 minutes, $0.31 per minute;

•	for traffic between 1,000,000 and 2,000,000 minutes, $0.25 per minute; and

•	for traffic greater than 2,000,000; $0.20 per minute.

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

Agreements Concluded with the Operators Licensed To Provide Long-Distance Call Services

Turkcell, as an “operator holding significant market power” entered into Call Termination Agreements with 13 operators licensed to provide Long-Distance Call Services. Under the Call Termination Agreements, Turkcell agreed, among other things, to terminate voice calls carried by the operators and rising from a national fixed telecommunication’s network and/or any international telecommunication’s network in accordance with technical specifications set out in the agreement.

Agreements Concluded with the Operators Licensed to Provide International Transit Traffic Services

Turkcell entered into International Traffic Carrying Services Agreements with 8 operators. Under these Agreements, we may carry calls to these operators’ switches for onward transmission to their destinations and these operators should provide the termination of these calls on the relevant network. These operators charge us at various prices identified within the scope of the agreement for the calls directed to numerous networks around the globe. The operators may modify their rates upon fifteen days advanced written notice and these rates will be applicable upon our approval.

Prospective Legislation and Regulations

Below, is a brief overview of some of the major proposed legislative and regulatory initiatives in Turkey that, if implemented, could have a significant impact on our operations.

Regulations

Defining the Relevant Markets

Currently, only three markets have been nominated by the Telecommunications Authority as relevant markets pursuant to which it is authorized to determine the operators within such market holding significant market power or a dominant market position. These markets are the mobile telecommunications market, the mobile call termination market and access to GSM mobile networks and the call-originating market.

Authorization of Value Added Telecommunication Services Operators

The Telecommunications Authority is preparing to authorize the operators to provide Value Added Telecommunication Services by appending an annex to the Authorization Regulation, specifying provisions relating to such services. The Telecommunications Authority will specify the authorizations types and procedures to be applied and the minimum value of an authorization fee for Value Added Telecommunication Services within the annex.

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

Authorization of Third Generation Licenses (“3G”)

The Council of Ministers decision regarding the “Determination of the Minimum Values of License Agreement Regarding the IMT-200/UMTS Services and infrastructure” and The Council of Ministers’ decision regarding “the Enforcement of the Authorization Plan Regarding the IMT-2000/UMTS Services and Infrastructure” was published in the official gazette in February 16, 2007. These decisions have authorized the Telecommunications Authority to begin the process of preparing regulations for 3G Licenses. It is expected that the Telecommunications Authority will set-up a tender commission and hold a tender during the first half of 2007. Turkcell intends to bid for a 3G license during the expected tender.

Authorization of Mobile Virtual Network Operators (“MVNO’s”)

According to a proposed regulation, Mobile Virtual Network Operators shall provide their services by using the infrastructure of GSM operators. The Telecommunications Authority has published a draft annex to the Authorization Regulation specifying provisions relating to MVNO’s. We have objected to the draft Regulation on the grounds that obligating us to share our infrastructure with the MVNO’s would infringe on our rights in accordance with our license agreement.

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

•

As per article 60 of draft law, the Telecommunications Authority’s power to impose fine on the operators is expanded. By the mentioned article, the Authority has a power to impose an administrative fine on the operators in the maximum amount of 5% net sales of the operators belonging to the previous year of the infringement of the relevant legislation by the operators.

•

The Authority has a power to obtain administrative fee in the maximum amount of 5% (per thousand) of net sales of the operators belonging to the previous year in order to cover Authority’s various expenses.

•	In addition to these, the said draft introduced an increase in wireless license end-usage fee.

New Environment Tax

The Law No: 5491, the “Law Amending the Environmental Law”, was published on May 13, 2006. This law includes a draft system to levy a tax on subscribers of mobile operators. The law that is currently in effect does not determine a system for this proposed tax.

4.C Organizational Structure

The following chart lists each of our key subsidiaries (including our ownership interest in Fintur) and our proportionate ownership interest as of February 28, 2007:

Notes:

(1)	KCell is 51% owned by Fintur and 49% owned by OJSC Kazakhtelecom, the Kazakh incumbent fixed-line telecom provider.
(2)	Azertel is 80% owned by Fintur and 20% owned by Cenay Group of companies, a privately held Turkish group of companies. Azercell is 64% owned by Azertel and 36% owned by the Ministry of Communications of Azerbaijan.
(3)	Gurtel is 99.99% owned by Fintur. Geocell is 83.2% owned by Gurtel and the remaining by several local companies and individuals.
(4)	Moldcell is 99% owned by Fintur and 1% owned by Molfintur SRL a wholly-owned subsidiary of Fintur.
(5)	In August 2006, DCC and LLC Astelit merged into one company.
(6)	In the Form 20-F for the year ended December 31, 2005, this subsidiary was named Hayat Boyu Egitim A.S.
(7)	In the Form 20-F for the year ended December 31, 2005, this subsidiary was named Interaktif Cocuk Programlari Yapim ve Yayinciligi A.S.
(8)	In the Form 20-F for the year ended December 31, 2005, this subsidiary was named Libero Interaktif Hizmetler A.S.
(9)	In December 2006, Mapco and Turktell Bilisim merged into one company.

For information on the country of incorporation of our key subsidiaries please see “Item 4.B Business Overview”.

4.D Property, Plants and Equipment

Our principal property, plant and equipment consists of management offices, switching sites, network infrastructure sites, and network and office equipment.

Property

We own seven properties, two properties in Kocaeli, two properties in Bursa, one property in Tekirdag, one property in Gaziantep, and one property in Adapazari. In addition, we rent a property in Davutpasa and a property in Maltepe.

We have buildings in Istanbul Beyoglu (headquarter), Istanbul Maltepe, Istanbul Gunesli, Ankara I, Ankara II, Adana, Diyarbakir, Samsun, Davutpasa, and Izmir. A new building was acquired in Istanbul Kartal in 2006.

In addition to the foregoing properties, we maintain three rented office buildings and a warehouse in Istanbul. In 2006, we added another warehouse in Istanbul Tuzla.

Switches

We have switches in Ankara, Istanbul, Izmir, Bursa, Adana, Konya, Antalya, Aydin, Erzurum, Balikesir, Bodrum, Denizli, Mugla, Diyarbakir, Samsun, Izmit, and Trabzon.

Base stations

As of December 2006, we owned over 11,644 base stations and leased the land underlying such base stations.

ITEM 4A. UNRESOLVED	STAFF COMMENTS

None.

ITEM 5. OPERATING	AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis by our management of the financial condition and the results of our operations should be read together with the consolidated financial statements included at the back of this annual report. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations adopted by the International Accounting Standards Board which differs in certain significant respects from US GAAP. A reconciliation of the amounts of net income and shareholders’ equity reported under IFRS to the amounts determined under US GAAP, and a discussion of the principal differences between IFRS and US GAAP are set out in Note 34 to our consolidated financial statements, included elsewhere in this annual report.

Overview of the Turkish Economy

Positive macroeconomic developments in Turkey, coupled with strong consumer sentiment, helped improve our operational results. Revenues increased to $4,700.3 million in 2006 from $4,528.0 million in 2005 and our net income increased to $875.5 million in 2006 from $772.2 million in 2005.

Following the financial turmoil in 2001, the Turkish economy has gone through a political and economic period of stabilization. This period of stabilization began in 2002 with the International Monetary Fund (“IMF”) stand-by program and continued with a new IMF program implemented in 2005. The 2005 IMF program has a three year maturity. The 2002 and 2005 IMF programs are aimed at decreasing the likelihood of the Turkish economy suffering a future economic crisis through encouraging sustained non-inflationary growth through a floating exchange rate regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, social security and the banking sector, and ensuring debt sustainability and accelerating current privatization efforts. The implementation of banking reform and the enactment of other reforms should improve the liquidity position of the private sector and stimulate economic growth.

Currently, the Turkish economy is among the fastest growing economies in the world. In 2006, the Turkish economy was driven by robust private consumption and increased investment and exports. In 2007, Gross Domestic Product (“GDP”) growth is expected to reach 5.6% with an average annual GDP growth rate since 2001 of over 8%. At the beginning of 2006, the Turkish financial markets took advantage of high global liquidity and an increased appetite for risk. This was backed with a strong fiscal policy and positive market expectations in the EU accession process. The strong monetary and fiscal policies implemented by AKP coupled with the IMF stabilization program aided the healthy macroeconomic view at the beginning of 2006. The current account deficit has remained a structural problem of the Turkish economy and the acceleration at the beginning of 2006 was due to the increased demand for imported products triggered by the appreciation of TRY and the expansion of the consumer credits. Despite that, both short-term capital inflows and foreign direct investments continued at the first quarter of 2006.

The global financial downturn during May and June 2006 affected the Turkish economy. Turkey is sensitive to capital movements because of its large current account deficit. The vulnerability of Turkish economy to the global financial downturn resulted in TRY depreciating around 22% between the beginning of May 2006 and end of June 2006. However, through the assistance of a strong fiscal policy and in-time and effective Central Bank interventions, an improved macroeconomic outlook was achieved in a short period of time. Inflation (measured by the consumer price index) increased to 9.7% for the year ended December 31, 2006. This is significantly higher than the 2006 target rate of 5%. Turkey’s current account deficit has widened to $31.4 billion in 2006 (over 8.4% of GDP in 2006 and expected to be 6.6% of GDP in 2007).

In particular, foreign direct investment inflows financed 58% of the current account deficit which was approximately 20% in 2005. Turkey’s Net Public Debt to Gross Nationa Product (“GNP”) ratio was decreased to 48% in 2006 from 55.8% in 2005.

The year 2007 is predicted to be challenging. Turkey remains vulnerable to global shocks and global liquidity problems along with interest rate differentials between developed countries; and change in energy prices could effect the Turkish economy. Some of the most challenging political issues that Turkey may face in 2007 is the Northern Iraq issue and the on-going disputes over Cyprus. Also, the presidential and general elections will be held during 2007. Any tension between the government and other official authorities or turmoil during the election period could negatively affect the economy. The current account deficit remains a key issue. Along with that, the Central Bank’s reactions to inflation outcomes and consistency of strong fiscal policies during the election year will be carefully watched by investors. Since inflation figures depend on various factors such as oil prices, the path of the exchange rate as well as domestic pricing behavior, the 2% to 6% range target for 2007 inflation constitutes a serious challenge for Turkey.

Taxation Issues in Telecommunications Sector

Under the current Turkish tax legislation, there are several taxes on telecommunications services of GSM operators in Turkey. These are charged to subscribers by GSM operators and remitted to the relevant taxing authorities by GSM operators. These taxes may be charged upon subscription, on an annual basis or on an ad valorem basis on the service fees charged to subscribers.

The following are the most significant taxes imposed on our telecommunications services:

Special Communications Tax

The Turkish government imposed a special 25% communications tax on mobile telephone services as part of a series of new taxes levied to finance public works required to respond to earthquakes that struck the Marmara region of Turkey in 1999. This tax is paid by mobile users and collected by GSM operators. With Law No. 5035, the special communications tax was made indefinite from January 1, 2004. A fixed amount of the special communications tax of TRY 20 on each new subscription was imposed with Law No. 5035. From January 1, 2006, the special communications tax on new subscriptions has been increased to TRY 24.15 from TRY 22 per subscriber and, from January 1, 2007, it increased to TRY 26 per subscriber. The tax has had a correlative negative impact on mobile usage.

On August 1, 2004, certain provisions of the special communications tax law were amended by Law No. 5228. In particular, the special communications tax imposed on new subscribers who transferred from one GSM operator to another has been abolished. For other telecommunication services, which cannot be defined within the context of telecommunication operations of mobile operators (communication, establishment, circulation, transmission) and radio-television broadcasting services, a 15% special communications tax was introduced. The special communications tax is charged at 25% on the usage fees payable by subscribers. The tax collected from subscribers in a calendar month is remitted to the taxing authorities within the first 15 days of the following month.

Value Added Tax (“VAT”)

Like all services in Turkey, services provided by GSM operators are subject to VAT, which is 18% of the service fees charged to subscribers. We declare VAT to the Ministry of Finance within 20 days and remit VAT paid by our subscribers within the first 26 days of the month following the month in which the tax was incurred, after the offset of input VAT incurred by us. On April 24, 2003, VAT on roaming revenues invoiced to foreign operators, which was 18%, was cancelled.

We have calculated our VAT responsibility on ongoing license fees since June 2003 and it has not been recalculated according to decision of Istanbul Tax Court since February 2004. For more detailed information related to these disputes, see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Reverse charge VAT and reverse charge special communication tax have been calculated on the invoices issued by foreign GSM operators. On the other hand, VAT responsibility has been calculated on the mark-up amount on subscribers’ invoices for roaming services.

Wireless Equipment Fees

According to the Wireless Equipment Usage Law, all receiver equipment must be licensed. As a consequence, mobile wireless telephone owners are subject to both a license fee and an annual usage fee.

The license fee is paid once on subscription for the equipment purchased. The one-time license fee was TRY 8.85 (equivalent to $6.30 as of December 31, 2006) at December 31, 2004. Effective from January 1, 2005, it has been increased to TRY 9.8 (equivalent to $6.97 as of December 31, 2006). Effective from January 1, 2006, it has been increased to TRY 10.0 (equivalent to $7.11 as of December 31, 2006). As of April 20, 2007, no change has been made to the license fee. For the postpaid subscribers, the license fee is divided into the number of months remaining in the year in which it is payable and charged to the subscriber in equal installments.

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

Stamp duty is applicable to subscription agreements signed between GSM operators and subscribers. Stamp duty payable on such agreements was a fixed amount until July 2003, which was TRY 9.3 (equivalent to $6.62 as of December 31, 2006). Since July 2003, stamp duty payable on such agreements is 0.075% of the contract amount, which is approximately TRY 0.031 (equivalent to $0.022 as of December 31, 2006) for subscription agreements. Stamp duty is paid once upon signing of the subscription agreement and is paid to the tax authorities by GSM operators who charge the subscriber in the first invoice issued to the subscriber. Effective from

January 1, 2005, lump-sum stamp duty liability on the subscription contracts, which does not state any amount on the contract was abolished.

Special Consumption Tax

The Turkish Government introduced a single tax, the special consumption tax, to consolidate several taxes and fees currently applied on certain goods, which became effective on August 1, 2002. GSM services were not directly affected when the new tax was introduced. However, mobile phones are included in the goods that are subject to the special consumption tax. The special consumption tax is charged on mobile phones either at importation or at the level of sale by the Turkish manufacturers. The special consumption tax over mobile phones (mobile phones are defined as “low power mobile wireless equipment” in the law) was 6.7% as of December 31, 2004, and it was increased to 20% as of April 26, 2005.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of our consolidated financial statements in accordance with IFRS require us to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. On an ongoing basis, we evaluate our estimates, including those related to fixed assets and intangibles, bad debts, income taxes, contingencies, and litigation. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

A summary of our significant accounting policies is set forth in note 3 to our consolidated financial statements. We have identified the following critical accounting policies and estimates utilized by us in preparation of our consolidated financial statements.

Where it is considered that accounting policies followed in accordance with US GAAP, as reported in Note 34 to our consolidated financial statements, differ significantly from those policies followed in accordance with IFRS, we have included a separate discussion of these accounting policies below.

Property, Plant and Equipment, Intangible assets

Almost all of our operational tangible and intangible fixed assets are depreciated over an eight-year term which represents our best estimate of their useful life. If the technology has rapidly changed and caused the estimated useful life to decrease by one year to an average life of seven years, annual depreciation expense for 2006 on our operational fixed assets would increase by $27.1 million. However, if the estimated useful life of our fixed assets increased to nine years, annual depreciation expense for 2006 on our operational fixed assets would decrease by $7.9 million.

Impairment of long-lived assets

When events or circumstances arise that require us to test our long-lived assets for impairment, we first evaluate whether the discounted expected cash flows of the related assets exceed the book value of these assets. If the book value of the assets is greater than the discounted future cash flows, then impairment exists, and that impairment is measured by the excess of book value over fair value. Fair value is usually measured by discounting cash flows. On an ongoing basis we review indicators of potential impairment which include: significant adverse changes in the legal or business climate that could affect the value of long-lived assets, plans to dispose of a long-lived asset before the end of its previously estimated useful life, and a significant decrease in the market price of a long-lived asset. We are also alert to technological change or a decrease in the number of subscribers, which could cause impairment of our long-lived assets.

In assessing the recoverability of our fixed and intangible assets, we make judgments and assumptions regarding estimated future cash flows and other factors. Our estimates of future cash flows are subject to a significant number of variables, including the number of subscribers, average revenue per subscriber, inflation, devaluation, competition, and other economic factors. To the extent the actual cash flows are less than the estimated cash flows, additional impairment charges may be required. In addition, our discount rate is also based on a number of factors such as the risk free rate of interest, which may change over time.

According to IFRS, impairment is assessed on discounted cash flows. If impairment is indicated, assets are written down to the higher of fair value less costs to sell and value in use based on discounted cash flows. Reversal of impairment losses is required in certain circumstances, except for goodwill. Under US GAAP, the requirements for testing the recoverability of intangible assets, property, plant, and equipment differ from IFRS. US GAAP requires the carrying value of such assets with finite lives to be compared to undiscounted future cash flows over the remaining useful life of the primary asset of the group being tested for impairment to determine if the asset or asset group is recoverable. If the carrying value is not recoverable, the asset or asset group is written down to the net present value of future cash flows which is derived in a manner similar to IFRS. In addition, reversal of impairment losses is prohibited under US GAAP.

Estimation of allowance for doubtful accounts

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amount of allowance for doubtful accounts. To make these estimates and assumptions, we analyze our accounts receivable and historical bad debts, subscriber credit worthiness and current social and economic trends. If our estimates or assumptions are proven to be incorrect for any reason, we may not have a sufficient allowance to cover our bad debts.

We believe that the accounting estimate related to establishment of an allowance for doubtful accounts is a critical accounting estimate because, the evaluation is inherently judgmental, it requires the use of significant assumptions about expected subscriber default amounts that may be susceptible to significant changes, and changes in the estimates regarding the allowance for bad debts could have a significant impact on our consolidated financial statements.

Our bad debt expense as a percentage of revenues increased by approximately 19% to 0.65% of revenues in 2006 from 0.55% of revenues in 2005. If our bad debt expense as a percentage of revenues increased to 1% of revenues, an additional provision for bad debts of approximately $16 million would be required.

Liabilities arising from litigation

We are involved in various claims and legal actions arising in the ordinary course of business. A provision is recognized in our balance sheet if we have a present legal or constructive obligation as a result of a past event that can be reliably estimated and it is probable that an outflow of economic benefits would be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Our current estimated liability related to some of our pending litigation is based on claims for which our management can estimate the amount and range of loss. We continuously evaluate our pending litigation to determine if any developments in the status of litigation require an accrual to be made. Due to the complexity of the Turkish legal system, it is often difficult to accurately estimate the ultimate outcome of the litigation. This variable and other variables can affect the timing and amount we provide for certain litigation. Our accruals for legal claims are therefore subject to estimates made by us and our legal counsel, which are subject to change as the status of our legal cases develop over time. Such revision in our estimates of the potential liability could materially impact and previously materially impacted our consolidated financial condition, results of operations, and liquidity.

Income taxes

The calculation of our total tax charge involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing our consolidated financial statements, we are required to estimate the income taxes in each of the jurisdictions and countries in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. We assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent the recovery is not considered likely the deferred asset is adjusted accordingly.

Income tax expense comprises of current and deferred tax.

The recognition of deferred tax assets is based upon whether it is more likely that sufficient and suitable taxable profits will be available in the future, against which the reversal of temporary differences can be deducted. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

There are several differences between IFRS and US GAAP regarding the classification of deferred tax assets and liabilities, subsequent recognition of a deferred tax asset after a business combination, impact of temporary differences related to intercompany profits, tax rate for measuring deferred tax assets and liabilities, measurement of deferred tax on undistributed earnings of a subsidiary, recognition of deferred tax assets, and changes in deferred taxes that were originally charged or credited to equity.

According to IFRS deferred tax assets and liabilities are always classified as non-current, whereas in US GAAP, classification is split between the current and non-current components based on the classification of the underlying asset or liability. By subsequent recognition of a deferred tax asset after a business combination, according to IFRS, goodwill is first reduced to zero, then excess deferred tax assets are credited to net profit or loss. In US GAAP, similar to IFRS, goodwill is first reduced, but then any other intangible assets should be reduced, after that any excess deferred tax assets are credited to net profit or loss. According to IFRS, deferred tax effect is recognized at the buyer’s tax rate for the temporary differences related to intercompany profits, while according to US GAAP, deferred tax effect is recognized at the seller’s tax rate. On the other hand, IFRS requires enacted or substantially enacted tax rate to be used to measure deferred tax assets and liabilities, while according to US GAAP, enacted tax rate is used. By measuring the deferred tax on undistributed earnings of a subsidiary, IFRS requires the rate applicable to undistributed profits to be used, whereas US GAAP requires to use higher of the distributed and undistributed rates. According to IFRS, deferred tax assets are recognized only if realization of tax benefit is ‘probable’. However, according to US GAAP, deferred tax assets are always recognized, but a valuation allowance is provided unless realization is ‘more likely than not’. Further, applying the ‘more likely than not’ criterion through the use of a valuation allowance results in disclosure differences between International Accounting Standard No. 12 (“IAS 12”), “Income Taxes”, and Statement of Financial Accounting Standards No. 109 (“SFAS 109”) “Accounting for Income Taxes”. Finally, changes in deferred taxes that were originally charged or credited to equity are treated differently in IFRS and US GAAP. Both IAS 12 and SFAS 109 require that the tax effects of items credited or charged directly to equity during the current year also be allocated directly to equity. A deferred tax item originally recognized by a charge or credit to shareholders’ equity may change either from changes in assessments of recovery of deferred tax assets or from changes in tax rates, laws, or other measurement attributes. Consistent with the initial treatment, IAS 12 requires the resulting change in deferred taxes also be charged or credited directly to equity. However, SFAS 109 requires allocation to current year income.

Hyperinflation in Turkey

Until January 1, 2006, hyperinflationary conditions existed in Turkey and our consolidated financial statements were restated for the changes in the general purchasing power of our functional currency based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. The three year inflation rate in Turkey was 36% as of December 31, 2005, based on the Turkish nation-wide wholesale price indices announced by the State Statistics Association (“SSA”). However, IAS 29 does not establish the rate of 100% as an absolute rate at which hyperinflation is deemed to arise. It is a matter of judgment when restatement of financial statements in accordance with IAS 29 becomes necessary. Moreover, hyperinflation is also indicated by characteristics of the economic environment of a country. As hyperinflationary conditions in Turkey no longer existed starting from January 1, 2006, our functional currency has since been treated as a more stable currency and our consolidated financial statements are not required to be adjusted for hyperinflationary accounting.

According to US GAAP, the definition and identification of hyperinflation is similar to IFRS. However, the test prescribed for a highly inflationary economy is cumulative inflation of approximately 100% or more over a three-year period. Historical inflation rate trends and other pertinent economic factors are also considered if the cumulative inflation rate is high but less than 100%.

Operating Results

Our financial statements included in this annual report have been prepared and are presented on a consolidated basis in accordance with IFRS and its interpretations adopted by the International Accounting Standards Board in US dollars. We commenced reporting under IFRS, rather than US GAAP, in 2006 and the 2005 year is also presented under IFRS for comparative purposes. Information under IFRS for earlier years has been omitted. The consolidated financial statements as of December 31, 2006, and 2005, included herein have been audited by KPMG, our independent accountants in Turkey.

Certain statements contained below, including information with respect to our plans and strategy for our business, are forward looking statements. The statements contained in this discussion of operating results, which are not historical facts, are forward-looking statements with respect to our plans, projections, or future performance, the occurrence of which involves certain risks and uncertainties. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements, see “Item 3D. Risk Factors”.

5.A Overview of Business

We were formed in 1993 and we commenced operations in 1994 pursuant to a revenue-sharing agreement with Turk Telekom. Since April 1998, we have been operating under a 25-year GSM license (the “License”), which was granted upon payment of an upfront license fee of $500 million. At the same time, we entered into an interconnection agreement with Turk Telekom for the interconnection of our network with Turk Telekom’s fixed-line network. On September 20, 2003, we signed an amended agreement (the “Amended Agreement”) with Turk Telekom amending certain sections of the Interconnection Agreement dated April 24, 1998. As a result of intervention by the Telecommunications Authority, we entered into a new supplemental protocol with Turk Telekom in 2003.

Under the license, we had been paying ongoing license fees to the Turkish Treasury equal to 15% of our gross revenue from our GSM operations in Turkey, which has included monthly fixed fees and communication fees including taxes, charges, and duties paid to the Turkish Treasury. On June 25, 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No. 5369. As a result, starting from June 30, 2005, we pay 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund. Since June 2004, SIM card sales in Turkey, outgoing roaming revenues, and late payment interest charges have been included in the definition of gross revenue and included in the monthly ongoing license fees computations. Based on the law enacted on July 3, 2005 with respect to the regulation of privatization, the gross revenue description used for the calculation of treasury share has been changed. According to this new regulation, accrued interest charged for late payments, taxes such as indirect taxes and accrued amounts accounted for reporting purposes are excluded from the description of gross revenue. This regulation was published officially on July 21, 2005. Turkcell submitted to the Telecommunications Board for the revision of the related articles of the Amended Agreement and completed certain necessary procedures. The Danistay, the highest administrative court, approved the agreement on March 10, 2006 and the calculation of gross revenue for ongoing license fee in accordance with the new agreement is valid after March 10, 2006. Therefore, the basis for calculating the universal service fund has also changed.

Under our Amended Agreement with Turk Telekom, we pay Turk Telekom an interconnection fee per call based on the type and length of the call for calls originating on our network and terminating on Turk Telekom’s fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on their fixed-line network and terminating on our network. We also have interconnection agreements with Vodafone Telekomunikasyon A.S. (“Vodafone”), Avea Iletisim Hizmetleri A.S. (“Avea”), Milleni.com GmbH (“Milleni.com”), and Globalstar Avrasya Uydu Ses ve Data Iletisim A.S. (“Globalstar”) pursuant to which we have agreed, among other things, to pay interconnection fees to the other parties for calls originating on our network and terminating on theirs, and they have agreed to pay interconnection fees for calls originating on their networks and terminating on ours.

The build-out of our network in Turkey is now substantially complete, with coverage at December 31, 2006, of 100% of the Turkish population living in cities of 10,000 or more people. As of December 31, 2006, our network covers 99.96% of the Turkish population living in cities of 5,000 or more and 99.94% of the Turkish population living in cities of 3,000 or more. Coverage also includes substantially all of the Mediterranean and Aegean coastline of Turkey. We currently meet the coverage requirements of our license.

Our Turkish GSM subscriber base has expanded from 63,500 at year-end 1994 to 31.8 million as of December 31, 2006. Based on the announcements of the Telecommunications Authority, there are approximately 52.7 million subscribers in the Turkish GSM market as of December 31, 2006. The penetration rate in the Turkish GSM market was approximately 70% as of December 31, 2006. We expect market growth will continue but at a reduced rate with the penetration rate expected to reach 80% at the end of 2007. In 2006, despite an increasingly competitive environment, we achieved a 14% growth in our subscriber base, which results in a market share of 60% for the year ended December 31, 2006, according to information announced by the Telecommunications Authority. The 14% increase in our subscriber base was supported by a favorable economic environment and our segmented retention activities and mass loyalty programs. For 2007, in an increasingly competitive environment, we intend to maintain our leading position and emphasize our customer focused approach for delivering high quality products and services on a segmented basis and continue to highlight our well designed value propositions.

Our prepaid mobile service increases our market penetration and limits our credit risk. This service permits access to our GSM services to subscribers who prefer to avoid monthly billing for our services. As of December 31, 2006, we had 26.0 million prepaid and 5.8 million postpaid subscribers in our GSM network in Turkey.

In line with the improvement of macroeconomic indicators in Turkey, our average Minutes of Usage per subscriber (“MoU”) in Turkey has increased 3.8% to 70.3 minutes in 2006 from 67.7 minutes in 2005, as a result of our various incentives as well as our strengthened offers throughout the year. Our average revenue per user in

Turkey decreased to $12.1 in 2006 from $14.0 in 2005. This was mainly due to loyalty programs, the depreciation of TRY against US$, and the dilutive impact of prepaid subscribers.

In 2006, we have seen the ownership structure of our competitors being finalized. As a result, we have seen some shift towards a more rational competitive environment illustrated by upward price adjustments and more chargeable campaigns by our competitors. In 2007, we expect our blended MoU to increase with our continued emphasis on segmented incentives and loyalty programs. For further information please see “Item 5D. Trend Information”.

Our churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered as subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers who do not reload units for a period of 210 days are disconnected and cannot reuse their numbers. Our churn rate for operations in Turkey was 14.7% for the year ended December 31, 2006, compared with 10.1% for the year ended December 31, 2005. In line with our expectations, our churn rate has increased as of December 31, 2006. The increase was due to intensified competition in the GSM mobile market and our large subscriber base. However, our retention and mass loyalty programs have contributed positively to our efforts to keep our churn rate under control. While our ongoing emphasis on retention remains a high priority, we expect our churn rate in 2007 to be higher than 2006.

We have a bad debt provision in our consolidated financial statements for non-payments and disconnections that amounted to $133.6 and $149.2 million as of December 31, 2006, and December 31, 2005, respectively, which we believe is adequate. Prior to 2003, the majority of subscriber disconnections were due to non-payment of bills. Starting from 2003, the majority of involuntary subscriber disconnections were prepaid subscribers’ disconnections.

International and Other Domestic Operations

In 2004, Turkcell was a participant in the consortium that was awarded the first private GSM operator tender in Iran. The consortium signed a license agreement with the Iranian Ministry of Communication and Information Technology in September 2004 but subsequently, the Iranian Parliament subsequently revised the license agreement in 2005. Although our Board of Directors decided to continue with the project despite the modifications to the license agreement, there has been no notification made by the Iranian Authorities regarding any resolution to the first private GSM operator tender in Iran. As a result, we requested an injunction order in Iranian courts seeking to compel the Ministry of Communication and Information Technology to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. Such request for an injunction order was rejected in April 2006. We are currently reviewing our options for further legal action to recover our expenses in connection with our participation as part of Irancell in the first private GSM operator tender in Iran. We currently have no plans to invest in the Iranian market.

On October 20, 2005, Cukurova Group offered to sell us a option contract, under which the holder had the right to purchase 50% shares of A-Tel for a consideration of $150.0 million. After tax, legal, and financial due diligence review on A-Tel, we decided to purchase 50% of A-Tel shares for a consideration of $150.0 million. Following the legal approval of Turkish Competition Board on August 1, 2006, payment was made on August 9, 2006, and the transaction was been finalized. A-Tel is a joint venture and the other 50% shares are held by Turkey’s Savings and Deposit Insurance Fund (“SDIF”).

A-Tel is involved in marketing, selling, and distributing our prepaid systems. A-Tel acts as our exclusive dealer for the Muhabbet Kart (a prepaid card) and receives dealer activation fees and SIM card subsidies for the sale of Muhabbet Kart. Since 1999, the business cooperation between us and A-Tel has provided important support to our sales and marketing activities. With the brand name Muhabbet Kart, A-Tel has proven success in a competitive environment through well-structured campaigns. With the acquisition of the 50% stake in A-Tel, we believe that we will be better positioned in the changing competitive environment and achieve increased benefits by optimizing our respective sales and marketing efforts.

As of December 31, 2006, we have not yet completed the evaluation of the fair value of identifiable assets and liabilities of A-Tel and the allocation of the purchase price. From August 9, 2006, the date of acquisition, we have a period of up to one year to complete purchase price allocation. Therefore, final purchase accounting adjustments may differ from our initial estimates and the allocation of purchase price is subject to refinement. A-Tel is accounted for under the equity method and the results of operations for the five month period ended December 31, 2006 is included in our consolidated financial statements using the ownership percentage of 50% as of and for the year ended December 31, 2006. In addition, during September 2006, A-Tel’s General Assembly decided to distribute dividends and accordingly we reduced the carrying value of the investment in A-Tel by the dividends declared of TRY 30.3 million (equivalent to $21.6 million at December 31, 2006). On October 16, 2006, we obtained the dividend.

On February 21, 2007 A-Tel’s General Assembly decided to distribute dividends for the year ended December 31, 2006. On March 9, 2007, we obtained the dividend amounting to TRY 37.4 million (equivalent to $26.6 million as of December 31, 2006).

In January 2006 and June 2006, Turktell Uluslararasi has made contributions to a capital increase of Astelit for $30.6 million and $22.0 million, respectively. In June 2006, Turktell Uluslarasi and SCM decided to contribute on a pro-rata basis an additional aggregate amount of $150.0 million to Astelit in three installments of $50 million, into the capital stock of Euroasia in exchange for shares of Euroasia as required by the lenders of the syndicated loan to obtain a waiver letter for breaches of financial covenants. Turktell Uluslararasi has made contributions to capital increase of Astelit in August 2006, November 2006 and February 2007, in three tranches amounting to $27.5 million each. In March 2007, Turktell Uluslararasi and SCM decided to contribute an aggregate amount of $300 million to the capital stock of Euroasia out of which $200 million is in the form of cash equity to be made available during 2007 and a further $100 million equity to be made available as required by Astelit. For a description of, and additional information regarding, funding and commitments in relation to Astelit, see “Liquidity and Capital resources—Liquidity—Loans”.

On August 1, 2006, our indirect Ukrainian subsidiary, CJSC Digital Cellular Communications (“DCC”), merged with Astelit, in order to optimize the internal business processes of both companies. Both companies were wholly-owned by Euroasia, of which we hold a 54.8% shareholding in the company.

Our efforts to selectively seek and evaluate new international investment opportunities continue. These opportunities could include the purchase of licenses and acquisitions in markets outside Turkey in which we currently do not operate. In order to increase our financial flexibility, on February 26, 2007 we put in place a $3 billion unsecured syndicated Term Loan facility to be utilized for potential investments, if one or more opportunities are realized. The facility is made up of 3 tranches of $1 billion each and with maturities of 3, 5, and 7 years, respectively. The facility will be made available for a 6 month period with an additional extension period option of 3 months.

For a description of, and additional information regarding, our international and other domestic operations, see “Business” in this prospectus supplement and “Item 4B. Business Overview” in our 20-F.

Revenues

Our revenues are mainly derived from communication fees, commission fees, monthly fixed fees, sales of SIM cards, and call center revenues. Communication fees consist of charges for calls that originate or terminate on our GSM network, including international roaming, and are based on minutes of actual usage of service. Per-minute communication fees vary according to the subscriber’s service package. Commission fees on betting business relate to operating a central betting system and head agency fees. Such fees are recognized at the time the services related to the betting games are rendered. Monthly fixed fees are charged to each postpaid subscriber in a specified monthly amount that varies according to the subscriber’s service package, regardless of actual use of our GSM network services. SIM card revenues are receipts from the sale of SIM cards, which are needed to operate a handset used by a subscriber. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliated and third party companies.

We recognize SIM card sales as revenue upon initial entry of a new subscriber into the GSM network only to the extent of the direct costs associated with providing these services. Excess SIM card sales are deferred and recognized over the estimated effective subscription contract life. In connection with postpaid and prepaid subscribers, we currently incur costs for activation fees to dealers and other promotional expenses, which historically offset all or substantially all of the subscription fees. We charge a usage fee for certain services we offer, such as SMS, voicemail, and data and facsimile transmission. Our revenues depend on the number of subscribers, call volume, and tariff pricing.

Both postpaid and prepaid services may be bundled with handset and other services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Deliverables are accounted separately where a market for each deliverable exist and if the recognition criteria is met individually. Costs associated with each deliverable are recognized at the time when revenue is recognized. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

As is the case throughout Europe, airtime charges are generally paid only by the initiator of the call, except when a subscriber travels outside Turkey, in which case we charge the subscriber for a portion of the incoming call.

In Turkey, we and other GSM operators have entered into interconnection agreements which set out the terms and conditions regarding the pricing terms as well as the periodical revision of such terms. Through the Access and Interconnection Regulation, the issue has been escalated by Turk Telekom, Telsim (before Vodafone acquired Telsim on May 24, 2006) and Avea to the Telecommunications Authority. During the fourth quarter of 2004, the Telecommunications Authority issued reference interconnection rates which indicate pricing terms. Consequently, on August 10, 2005, the Telecommunications Authority issued a ‘temporary interconnection price schedule’ for the interconnection between Turk Telekom and us which are in line with the reference tariff structure defined by the Telecommunications Authority during the fourth quarter of 2004.

The Telecommunications Authority issued final reference call termination rates for all operators in the market in June 2006. As expected, these rates were lower than previously applied termination rates with the other GSM operators, but they reveal no change from the temporary interconnection rates applied between Turk Telekom and us since August 2005. Based on the Telecommunications Authority’s resolution, we have started to apply the new reference call termination rates with Vodafone and Avea starting from March 2006 and July 2006, respectively. However, in July 2006, we signed an agreement with Vodafone which provides for relatively more favorable rates than the reference call termination rates suggested by the Telecommunications Authority which had been retroactively effective from May 24, 2006, which is the date of transfer of shares of Telsim to Vodafone. Therefore, we have applied rates based on the new interconnection agreement starting from May 24, 2006 with Vodafone. For the period between March 1, 2006, and May 24, 2006, we retroactively applied the new reference call termination rates with Telsim. In previous periods, disagreements existed between us and the other GSM operators regarding the revision of pricing terms of the interconnection agreements. In addition, there is a disagreement with Turk Telekom about international calls. See “—Legal Proceedings” and Note 30 to our consolidated financial statements in our Form 20-F.

Inteltek is operating pursuant to a Head Agency Agreement and Central Betting System Operation and Risk Management Agreements (“CBS Agreement”) signed with a governmental body. The Head Agency Agreement and CBS Agreement entitle Inteltek to receive up to a maximum of 7% of gross takings and 4.3% of commission. Under the Head Agency Agreement, Inteltek is obligated to undertake any excess payout, which is presented on net basis with the commission revenues.

Inteltek may be affected by ongoing litigation in connection with the tender under which it obtained its license to operate a risk management center and become head agent for fixed-odds betting. The company became fully operational during 2004. The Fixed-Odds Betting contract was scheduled to expire in October 2011. Subsequently, there were three lawsuits filed, two of them were initiated requesting the annulment of the Fixed-Odds Betting tender and the other one was initiated requesting an annulment of the Fixed-Odds Betting tender contract. On January 2007, the Danistay, the highest administrative court, decided in favor of a preliminary injunction of the tender and the tender transaction, although Inteltek was able to continue operations at that time. On February 28, 2007, the Turkish parliament passed a new law that allowed Spor Toto Teskilati A.S. (“Spor Toto”) to hold a new tender before March 1, 2008, and sign a contract which will be valid until March 1, 2008. Following this law, in March 2007, the General Directorate of Youth and Sports terminated the agreement. In addition, Inteltek initiated a lawsuit against the General Directorate of Youth and Sports on the ground that the said termination was unjustified. For further information please see “Item 18. Financial Statements—Note 30 (Contingencies), Note 33 (Subsequent events)”.

The new tender process is currently scheduled to be no later than March 1, 2008. In the interim, Spor Toto and Inteltek signed a new Fixed-Odds Betting Contract on March 15, 2007, with less advantageous conditions which will be valid until March 1, 2008. As per the new conditions, the commission rate of Inteltek decreased from 12% to 7%.

Operating Costs

Direct Cost of Revenues

Direct cost of revenues includes ongoing license fees, transmission fees, base station rents, billing costs, cost of SIM cards sold, depreciation and amortization charges, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign GSM operators for calls made by our subscribers while outside Turkey, interconnection fees mainly paid to Turk Telekom, Vodafone, Avea, Milleni.com, and Globalstar, and wages, salaries, and personnel expenses for technical personnel.

General and Administrative

General and administrative expenses consist of fixed costs, including company cars, office rent, office maintenance, travel, insurance, consulting, collection charges, wages, salaries, and personnel expenses for non-technical, non-marketing, and non-sales employees and other overhead charges. Our general and administrative expenses also include bad debt expenses of our postpaid subscribers.

Selling and Marketing

Selling and marketing expenses consist of public relations, sales promotions, dealer activation fees, advertising, prepaid frequency usage fees, wages, salaries, and personnel expenses of sales and marketing related employees and other expenses, including travel expenses, office expenses, insurance, company car expenses, and training and communication expenses.

Our subscriber acquisition cost (“SAC”) per subscriber was approximately $30.4 and $26.0 for 2006 and 2005, respectively. We compute average acquisition cost per new subscriber by adding sales promotion expenses, SIM card subsidies, activation fees and dividing the sum by the gross number of new subscribers for the related period. In 2006, our average SAC increased in line with our expectations mainly due to campaigns and activities initiated during the year along with increasing dealer and distribution activities.

Results of Operations

The following table shows information concerning our consolidated statements of operations for the years indicated:

	For the years ended December 31,
	2006	2005
(US$ millions)
Revenues	4,700.3	4,528.0
Direct cost of revenues	(2,627.9)	(2,701.6)

Gross profit	2,072.4	1,826.4
Other income	8.1	15.4
Administrative expenses	(154.9)	(154.0)
Selling and marketing expenses	(827.5)	(700.5)
Other expenses	(6.5)	(4.9)

Results from operating activities	1,091.6	982.4
Finance income	184.0	167.5
Finance expense	(108.0)	(191.2)

Net finance income / (costs)	76.0	(23.7)
Share of profit of equity accounted investees	78.6	68.2

Profit before gain on net monetary position	1,246.2	1,026.9
Gain on net monetary position, net	—	11.0

Profit before income taxes	1,246.2	1,037.9
Income tax expense	(413.2)	(290.5)

Profit for the period	833.0	747.4
Attributable to:
Equity holders of the Company	875.5	772.2
Minority interest	(42.5)	(24.8)

Profit for the period	833.0	747.4

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	For the years ended December 31,
	2006	2005
Statement of Operations Data (% of revenue)
Revenues
Communication fees	93.8	94.9
Commission fees on betting business	3.7	2.5
Monthly fixed fees	1.2	1.2
SIM card sales	0.4	1.1
Call center revenues	0.2	0.2
Other	0.7	0.1
Total revenue	100.0	100.0
Direct cost of revenues	(55.9)	(59.7)
Gross margin	44.1	40.3
Other income	0.2	0.3
Administrative expenses	(3.3)	(3.4)
Selling and marketing expenses	(17.6)	(15.5)
Other expense	(0.1)	(0.1)
Results from operating activities	23.2	21.6

Segment Overview

Segment information is presented in respect of our geographical and business segments. The primary format, geographical segments, is based on the dominant source and nature of our risk and returns as well as our internal reporting structure. A geographical segment is a distinguishable component of an enterprise that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments. Our main geographical segments are Turkey, Ukraine, and the Turkish Republic of Northern Cyprus.

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
(US$ millions)
Total external revenues	4,544.5	4,433.6	87.9	45.6	67.9	48.8	—	—	—	—	4,700.3	4,528.0
Intersegment revenue	1.2	0.8	—	—	5.4	7.8	—	—	(6.6)	(8.6)	—	—

Total segment revenue	4,545.7	4,434.4	87.9	45.6	73.3	56.6	—	—	(6.6)	(8.6)	4,700.3	4,528.0

Segment result	1,236.5	1,071.0	(154.9)	(106.8)	7.2	5.8	—	—	1.2	1.9	1,090.0	971.9
Unallocated expenses											1.6	10.5

Results from operating activities											1,091.6	982.4

Net financing income/(cost)											76.0	(23.7)
Share of profit of equity accounted investees	(2.7)	—	—	—	—	—	81.2	68.2	—	—	78.6	68.2
Gain on net monetary position, net											—	11.0
Income tax expense											(413.2)	(290.5)

Profit for the period											833.0	747.4

In presenting information on the basis of business segments, segment revenue is based on the operational activity of the entities. Segment assets are based on the intended use of the assets. Our main business segments are telecommunications and betting.

	Telecommunications		Betting		Other operations		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005
(US$ millions)
Total external revenues	4,517.0	4,402.9	172.4	112.5	10.9	12.6	4,700.3	4,528.0

Ukraine

Astelit, in which we hold 54.8% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”. Since its inception in February 2005, Astelit has worked on establishing network coverage to provide high quality services in Ukraine. As of December 31, 2006, Astelit established more than 3,900 base stations to ensure a rapid roll-out of its infrastructure which currently covers approximately 90% of the Ukrainian’s population. “life:)” was the first in the market to introduce EDGE and GPRS services, which provide the highest data transfer speed available in the GSM network. Astelit has also focused on establishing brand awareness and values as well as growing its subscriber base. Through its distribution channel of approximately 24,200 sales points and high brand recognition in the Ukrainian market, Astelit’s subscriber base grew 124% to 5.6 million by the end of December 31, 2006 from 2.5 million in 2005. Mainly due to the increase in customer base, segment revenue of Ukraine has also increased.

The segment results of Ukraine decreased by 45% to loss of $154.9 for the year ending December 31, 2006, from a loss of $106.8 in 2005 mainly due to increase in subscriber acquisition costs and advertisement expenses despite the increase in segment revenue. As a result of promoting the Free Life tariffs, outdoor advertising, corporate communication expenses and encouraging dealers and distributors to buy scratch cards and starter packs, lower segment result has been achieved in Ukraine.

The Turkish Republic of Northern Cyprus

Kibris Telekom, a fully owned subsidiary of us started providing its subscribers in the Turkish Republic of Northern Cyprus with services on August 3, 1999. Kibris Telekom has increased its range of services provided based on mobile voice and data transfer and quality, thus improving the number of its subscribers in time and its investments over the years. As of the end of 2006, the number of Kibris Telekom’s subscribers is 0.2 million.

Segment revenue of the Turkish Republic of Northern Cyprus increased 30% to $73.3 million as of December 31, 2006, from $56.6 million in 2005 mainly due to increase in the number of subscribers.

Segment results of the Turkish Republic of Northern Cyprus increased 24% to $7.2 million as of December 31, 2006, from $5.8 million in 2005 mainly due to increase in revenues.

Betting Business

Betting business comprises the operations of Inteltek, Bilyoner, and Sans Oyunlari. A significant portion of the segment revenue is generated by Inteltek, our 55% owned subsidiary. Inteltek was awarded a contract following a tender process in 2003 for the installation, support, and operation of an on-line central betting system as well as maintenance and support for the provision of football betting games and another separate contract to establish a risk management center and become head ageny for fixed-odds betting in Turkey.

External sales of betting business increased by 53% to $172.4 million as of December 31, 2006 from $112.5 million mainly due to the increase in the average number of operational terminals, average number of columns/coupon and brand awareness among the players in 2006. See “Revenues” above for a discussion of the legal status of Inteltek’s license.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

We had 31.8 million GSM subscribers in Turkey, including 26.0 million prepaid subscribers, as of December 31, 2006, compared to 27.9 million GSM subscribers in Turkey, including 22.5 million prepaid subscribers, as of December 31, 2005. During 2006, we added approximately 3.9 million net new Turkish GSM subscribers.

In Ukraine, we had 5.6 million and 2.5 million subscribers as of December 31, 2006, and 2005, respectively. During 2006, we added approximately 3.1 million net new Ukrainian GSM subscribers.

Revenues

Total revenues for the year ended December 31, 2006, increased 4% to $4,700.3 million from $4,528.0 million in 2005. The increase in revenues is mainly due to the growth in subscriber base, improved usage, and the contribution of our consolidated subsidiaries despite the 7% depreciation of TRY against US dollars on average terms as well as the dilutive impact of prepaid subscribers in 2006.

Revenues from communication fees for the year ended December 31, 2006 increased 3% to $4,406.7 million from $4,295.9 million in 2005. The slight increase in the communication fees resulted from the growth in the subscriber base and increased usage despite 7% depreciation of TRY against US dollars on average terms.

Commission revenues from betting business amounted to $172.4 million for the year ended December 31, 2006, compared to $112.5 million for the year ended December 31, 2005. Commission fees on betting business increased because betting games became widespread in the Turkish market in 2006.

Revenues from monthly fixed fees for the year ended December 31, 2006 increased 5% to $57.6 million from $54.9 million in 2005 mainly due to the increase in our subscriber base and commencement of operations in Ukraine.

SIM card revenues for the year ended December 31, 2006 decreased 58% to $21.0 million from $50.3 million in 2005 mainly due to the decrease in the net additions to our subscriber base to 3.9 million from 4.5 million for the years ended December 31, 2006 and 2005, respectively.

Direct cost of revenues

Direct cost of revenues decreased 3% to $2,627.9 million for the year ended December 31, 2006 from $2,701.6 million in 2005 mainly due to the decrease in interconnection fees and treasury share.

Ongoing license fees and universal fund paid to the Turkish Treasury and to the Turkish Ministry decreased 9% to $764.7 million for the year ended December 31, 2006 from $840.7 million in 2005. Despite the increase in our revenues, the amendment in our license agreement regarding the definition of gross revenue, which became effective as of March 10, 2006 led to lower ongoing license fees and universal service fund payments. Based on the law enacted on July 3, 2005 with respect to the regulation of privatization, the gross revenue calculation for the ongoing license fee and universal service fund has been changed. According to this new regulation, accrued interest charged for the late payments, indirect taxes such as VAT, and accrued revenues are excluded from the calculation of gross revenue. Calculation of gross revenue for the ongoing license fee and universal service fund according to the new regulation was effective after the Danistay’s approval on March 10, 2006.

Depreciation and amortization charges decreased 3% to $730.0 million for the year ended December 31, 2006 from $750.4 million in 2005 mainly due to the fully depreciated fixed assets. The amortization expense for our GSM license and other telecommunication licenses was $58.9 million and $48.4 million for the years ended December 31, 2006, and 2005, respectively.

Interconnection costs decreased 18% to $355.9 million for the year ended December 31, 2006 from $435.6 million in 2005 due to lower tariffs imposed by the Telecommunications Authority for Avea outgoing calls effective from July 2006 and lower tariffs set by the new agreement between us and Vodafone effective from May 24, 2006.

Transmission costs, site costs, information technology, network maintenance expenses and infrastructure cost increased approximately 6% to $149.1 million for the year ended December 31, 2006 from $140.9 million in 2005 mainly due to the increase in transmission, and maintenance costs as a result of the capacity increases in the lines. In addition, uncapitalizable antenna site costs and expenses increased 9% to $173.4 million for the year ended December 31, 2006, from $158.4 million in 2005 mainly due to the increase in radio network operations.

Wages, salaries and personnel expenses for technical personnel increased 7% to $136.7 million for the year ended December 31, 2006, from $127.5 million in 2005 mainly due to periodic increase in salaries and increase in headcount.

Roaming expenses increased 44% to $97.1 million for the year ended December 31, 2006 from $67.3 million in 2005, mainly due to the increase in roaming revenue generated from the calls made by our subscribers while outside Turkey, primarily reflecting better economic conditions and the fact that in 2006 we added 62 new roaming operators for GSM in 7 countries, 49 for GPRS in 22 countries, and 68 for Active Customized Applications for Mobile Network Enhanced Logic (“active CAMEL”) technologies in 37 countries which enable our pre-paid subscribers to be able to roam on foreign operators’ networks.

The cost of SIM cards sold decreased 12% to $43.6 million for the year ended December 31, 2006, from $49.8 million in 2005, parallel to 13% decrease in the net additions to our subscriber base to 3.9 million subscribers from 4.5 million subscribers for the years ended December 31, 2006, and 2005, respectively.

Billing costs increased 14% to $33.9 million for the year ended December 31, 2006, from $29.7 million in 2005 mainly due to the increase in number of subscribers and an increase in postage fees despite the decreasing effect of costs related to printing of inserts included in bills.

As a percentage of revenue, direct cost of revenues decreased to 56% for the year ended December 31, 2006, from 60% in 2005 mainly due to the amendment in our license agreement regarding the gross revenue definition used in the ongoing license fee and universal service fund calculation and lower interconnection tariffs.

Gross profit increased to $2,072.4 million for the year ended December 31, 2006, from $1,826.4 million in 2005 mainly due to the decrease in ongoing license fee, the growth in the number of subscribers, the increase in usage, and decrease in interconnection costs as discussed above.

Administrative expenses

General and administrative expenses slightly increased 1% to $154.9 million for the year ended December 31, 2006, from $154.0 million in 2005, mainly due to the net effect of increases in bad debt expenses, collection expenses, consulting expenses, wages, salaries, and personnel expenses despite depreciation of TRY against the US dollar and decrease in other expenses. As a percentage of revenues, general and administrative expenses slightly decreased to 3.3% for the year ended December 31, 2006, from 3.4% in 2005.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 18% to $64.9 million for the year ended December 31, 2006, from $55.2 million in 2005 mainly due to periodic increase in salaries and an increase in the number of employees both in Turkey and Ukraine.

Bad debt expenses increased 23% to $30.5 million for the year ended December 31, 2006, from $24.8 million in 2005 mainly due to the increase in our revenues. We provided an allowance of $133.6 million and $149.2 million for doubtful receivables for the years ended December 31, 2006, and 2005, respectively, identified based upon past experience.

Consulting expenses increased 19% to $16.6 million for the year ended December 31, 2006, from $14.0 million in 2005, mainly due to the consulting services related with the new international investment projects.

Other expenses decreased 38% to $28.8 million for the year ended December 31, 2006, from $46.4 million in 2005, mainly as a result of the income accrual of $15.5 million recognized for the success fee previously paid to BNP Paribas relating to GSM license tender on behalf of Irancell which was paid back to us in 2007.

Selling and marketing expenses

Selling and marketing expenses increased 18% to $827.5 million for the year ended December 31, 2006 from $700.5 million in 2005, mainly due to the increase in prepaid subscribers’ frequency usage fees, increased product management and public relations expenses resulting from intensifying competition and increased dealer and distributor activities. As a percentage of revenues, selling and marketing expenses were 18% and 15% for the years ended December 31, 2006, and 2005, respectively.

Activation fees and sales promotions increased 56% to $336.9 million for the year ended December 31, 2006 from $215.7 million in 2005 mainly due to campaigns initiated during the period parallel to intensified competition, increasing activation and dealer activities.

Total prepaid advertising, market research, product management, public relations expenses, and prepaid subscribers’ frequency usage fee expenses increased 10% to $282.3 million for the year ended December 31, 2006 from $255.9 million in 2005. The increase in 2006 stemmed mainly from the increase in prepaid subscribers’ frequency usage fees as a result of the increase in the prepaid subscriber base and advertising expenses as a result of enhanced competition.

Total postpaid advertising, market research, product management, public relations, and call center expenses increased by 9% to $89.2 million for the year ended December 31, 2006, from $81.8 million in 2005, mainly due to advertisement campaigns and activities initiated as a result of increased competition.

Wages, salaries and personnel expenses for selling and marketing employees increased 25% to $67.3 million for the year ended December 31, 2006, from $53.9 million in 2005 mainly due to the increase in headcount and a periodic increase in salaries.

Results from operating activities

Results from operating activities increased to $1,091.6 million for the year ended December 31, 2006, from $982.4 million in 2005, mainly due to the increase in revenues and decrease in direct cost of revenues, despite the increase in selling and marketing expenses.

Net finance income / (costs)

In 2006, we recorded net finance income of $76.0 million compared to net financing expense of $23.7 million in 2005, mainly due to the settlement of legal disputes in 2005 with the Turkish Treasury regarding the calculation of license fees and with Turk Telekom regarding interconnection dispute on call termination pricing. These settlements involved payment of an interest expense of $86.5 million in 2005. Also, interest income has been increased in 2006 due to the increase in our cash balance.

For a description of and additional information regarding legal disputes please see Note 30 to our consolidated financial statements in our 20-F.

Share of profit of equity accounted investees

Our share of the profit of equity accounted investees was $78.6 million for the year ended December 31, 2006 compared to $68.2 million in 2005. The increase in net profit of equity accounted investees was mainly due to the increase in Fintur’s net profit to $194.8 million for the year ended December 31, 2006, from $162.3 million for the year ended December 31, 2005.

Income tax expense

Income tax expense for the year ended December 31, 2006 was $413.2 million and $290.5 million in 2005. There were two major reasons for the increase. First, tax expenses in 2005 included several one time tax deductions related to legal disputes, which were deducted from the corporate tax basis in 2005. Second, our investment incentive certificates have provided a tax benefit, in the past, in the form of deductions for corporate tax purposes, which exempted us from the 30% corporate tax, instead such deductions were subject to withholding tax at the rate of 19.8%. As a result of the change in tax rates, the difference of 30% corporate tax and 19.8% withholding tax, which had been recorded as a deferred tax benefit has been reversed in 2006 since this 10.2% deferred tax benefit has been decreased to 0.2% as a result of the change in tax rate.

The effective tax rate was 33% and 28% for the years ended December 31, 2006, and 2005, respectively. Differences between effective tax rate and statutory tax rate include but are not limited to the effect of tax rates in foreign jurisdictions, non-deductible expenses, or tax incentives not recognized in profit or loss.

The corporate tax rate was 30% for the year ended December 2005. According to Article 32 of the New Corporate Tax Law No. 5520 published in June 2006, the corporate tax rate has been reduced from 30% to 20%. In this respect, corporate income is subject to corporate tax at the rate of 20%, effective from January 1, 2006, onwards.

According to the Income Tax Law which was published in Official Gazette on April 8, 2006, the investment allowance application has been abolished from January 1, 2006. Accordingly, tax payers have been granted an option to use the tax benefits of investment incentive certificates given that they file tax returns at 30% corporate tax rate; or file tax returns at 20% corporate tax rate (which is the new comparable tax rate effective from January 1, 2006) without using the tax benefits of investment incentive certificates. We preferred to use the tax benefit of investment incentive certificates which provides us 0.2% net benefit on corporate taxes. However, the respective law allows the taxpayers to utilize their investment allowance rights obtained under the scope of the previous provisions only from their income generated in the years 2006, 2007, and 2008.

Minority interest

Minority interest in net profit of our consolidated subsidiaries is separately classified in the consolidated statements of operations under the “minority interest” caption. Minority interest increased to $42.5 million for the year ended December 31, 2006 compared to $24.8 million in 2005 mainly due to the net loss generated by our consolidated subsidiary Euroasia.

For the year ended December 31, 2006, Euroasia generated a net loss of $198.0 million leading to income from minority interest of approximately $89.3 million. In 2005, the net loss of Euroasia amounted to $100.6 million and resulted in income from minority interest of approximately $46.1 million. Euroasia has generated losses for the years ended December 31, 2006, and 2005, mainly because it is in the start-up stage of its business.

Net profit generated by Inteltek for the year ended December 31, 2006 has resulted in expense from minority interest of approximately $43.8 million which has an offsetting effect on the income recorded from Euroasia.

Profit for the period attributable to equity holders of the Company

Profit for the period attributable to equity holders of the Company increased to $875.5 million for the year ended December 31, 2006 compared to $772.2 million for the year ended December 31, 2005. This increase was mainly due to an increase in operating income along with the increase in net finance income.

Principal Differences between IFRS and US GAAP

Our consolidated financial statements are prepared in accordance with IFRS for the year ended December 31, 2006. Our profit attributable to equity shareholders under IFRS amounted to $875.5 million, compared to a profit of $772.2 million in 2005. Under US GAAP we would have reported net income of $1,015.6 million in 2006 and net income of $910.9 million in 2005.

The principal differences between IFRS and US GAAP that effect our net profit, as well as our shareholders’ equity relate to the depreciation of property, plant and equipment, amortization of intangible assets, and deferred taxes. Please see note 34 to our consolidated financial statements included elsewhere in this annual report for a description of the principal differences between IFRS and US GAAP.

Effects of Inflation

The annual inflation rates in Turkey were 9.7%, 7.7%, 9.3% and 18.4% for the years ended December 31, 2006, 2005, 2004, and 2003, respectively based on the Turkish consumer price index. Liquidity turmoil in certain economies and a bias of investors for less risk-averse investment alternatives triggered cost-push inflation in Turkey. But, with the help of tight monetary policy followed by the Central Bank of Turkey, this effect has been lessened and demand side inflation has been under control. The current inflation target set by the Central Bank of Turkey is 4% with a confidence interval of 2-6% for 2007. Although it is unlikely to be in that inflation zone in 2007, Central Bank of Turkey announced its commitment to 2007 inflation targets and has been acting to control the comfort zone for 2007. For additional information, please see “Item 3A. Selected Financial Data-Exchange Rate Data” and “Item 3D. Risk Factors”.

Foreign Currency Fluctuations

We conduct our business in several currencies other than TRY. As a result of our exposure to foreign currency, exchange rate fluctuations have a significant impact in the form of both translation and transaction risk on our consolidated financial statements.

Exchange rate movements impact our assets and liabilities denominated in currencies other than TRY. We use forward exchange contracts and options to hedge our non-TRY denominated liabilities.

Our foreign currency risk management policy is focused on hedging the foreign currency exposures arising from non TRY denominated liabilities and purchase commitments. Please see “Item 11 Quantitative and Qualitative Disclosures about Market Risk- Exchange Rates and Foreign Currency Exposure”. We hedge our currency risks with forward exchange contracts and options.

New Accounting Standards Issued

New IFRS Accounting Standards

IFRS 7 Financial Instruments: Disclosures and the Amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures. IFRS 7 requires extensive disclosures about the significance of financial instruments for an entity’s financial position and performance, and qualitative and quantitative disclosures on the nature and extent of risks. IFRS 7 and amended IAS 1, which become mandatory for our 2007 financial statements, will require extensive additional disclosures with respect to our financial instruments and share capital.

IFRS 8 Operating Segments. IFRS 8 requires an entity to disclose information to enable users of its financial statements to evaluate the nature and financial effects of the types of business activities in which it engages and the economic environments in which it operates. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the entity that are regularly reviewed by the chief-operating decision-maker in order to allocate resources to the segment and to assess its performance. IFRS 8 is effective for annual financial statements for periods beginning on or after January 1, 2009, and will require additional disclosures for us. Earlier adoption is permitted.

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies. IFRIC7 addresses the application of IAS 29 when an economy first becomes hyperinflationary and in particular the accounting for deferred tax. IFRIC 7, which becomes mandatory for our 2007 financial statements, is not expected to have any impact on our consolidated financial statements.

IFRIC 9 Reassessment of Embedded Derivatives. IFRIC 9 requires that a reassessment of whether embedded derivative should be separated from the underlying host contract should be made only when there are changes to the contract. IFRIC 9, which becomes mandatory for our 2007 consolidated financial statements, is not expected to have any impact on our consolidated financial statements.

IFRIC 10 Interim Financial Reporting and Impairment. IFRIC 10 prohibits the reversal of an impairment loss recognized in a previous interim period in respect of goodwill, an investment in an equity instrument, or a financial asset carried at cost. IFRIC 10 will become mandatory for our 2007 consolidated financial statements and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that we first applied the measurement criteria of IAS 36 and IAS 39, respectively (i.e., January 1, 2005). The adoption of IFRIC 10 is not expected to have any impact on our consolidated financial statements.

IFRIC 11, IFRS 2 Group and Treasury Share Transactions: Interpretation. IFRIC 11 addresses the classification of a share-based payment transaction (as equity- or cash-settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. IFRIC 11 becomes effective for annual periods beginning on or after March 1, 2007, and is not expected to have any impact on our consolidated financial statements.

IFRIC 12, Service Concession Arrangements. IFRIC 12 provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession agreements. IFRIC 12 becomes effective for annual periods beginning on or after January 1, 2008, and is not expected to have any impact on our consolidated financial statements.

New US GAAP Accounting Standards

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”. SFAS No. 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Provisions of this Statement may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The adoptation of SFAS No. 155 is not expected to have a material effect on our consolidated financial statements.

FSP No. 46(R)-6, “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)”. FSP No. 46(R)-6 addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46(R). The variability that is considered in applying FIN 46(R) affects the determination of (a) whether an entity is a VIE, (b) which interests are “variable interests” in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability affects any calculation of expected losses and expected residual returns, if such a calculation is necessary. FSP No. 46(R)-6 must be applied prospectively to all entities (including newly created entities) and to all entities previously required to be analyzed under FIN 46(R) when a “reconsideration event” has occurred, in the first reporting period beginning after June 15, 2006. We will evaluate the impact of this FSP at the time any such “reconsideration event” occurs and for any new entities created.

FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”. FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of this Interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period FIN 48 is adopted. The adoptation of FIN 48 is not expected to have a material effect our consolidated financial statements.

EITF No. 06-3 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross versus Net Presentation)”. EITF No. 06-3 would permit companies to elect to present on either a gross or net basis sales and other taxes that are imposed on and concurrent with individual revenue-producing transactions between a seller and a customer. The gross basis includes the taxes in revenues and costs; the net basis excludes the taxes from revenues. The consensus would not apply to tax systems that are based on gross receipts or total revenues. Companies would disclose their policy for presenting the taxes and would disclose any amounts presented on a gross basis. Companies would not be required by the Consensus to change their policies for presenting taxes. A change would be permitted only if the new policy is considered preferable. Assuming ratification, the disclosures required by the Consensus will have to be presented for interim and annual financial periods beginning after December 15, 2006. We will evaluate to elect to present taxes collected from customers and governmental authorities either gross or net basis and this may reveal a material effect on our consolidated financial statements.

SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. SFAS No. 157 applies when other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require new fair value measurements. However, for some entities, the application of SFAS No. 157 will change current practice. The transition adjustment, measured as the difference between the carrying amounts and the fair values of those financial instruments at the date this Statement is initially applied, should be recognized as a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for the fiscal year in which this statement is initially applied. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. Earlier application is encouraged, provided the entity has not yet issued financial statements for any interim period for that fiscal year. The adoptation of SFAS No. 157 is not expected to have a material effect on our consolidated financial statements.

SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans ‘an amendment of FASB Statements No. 87, 88, 106, and 132 (R)”. SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions). We do not anticipate that the adoptation of SFAS No. 158 will have a material effect on our results of operations or financial condition.

SFAS No. 159 “The fair value option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in at each subsequent reporting date. The fair value option may be applied instrument by instrument, such as investments otherwise accounted for by the equity method. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.

Staff Accounting Bulletin 108. SAB 108 establishes an approach requiring the quantification of financial statement errors based on the effects of the error on each of an entity’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it essentially requires quantification of errors under both of the widely-recognized methods for quantifying the effects of financial statement errors: the “roll-over” method and the “iron-curtain” method. SAB 108 permits existing public companies to record the cumulative effect of initially applying the “dual approach” in the first year ending after November 15, 2006, by recording the necessary “correcting” adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. We do not anticipate that the adoptation of SAB 108 will have a material effect on our financial statements or results of operations.

EITF No. 06-1 “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”. EITF No. 06-1 reached a Consensus on how providers of services that depend on specialized equipment should account for payments they make to the manufacturers or resellers of the specialized equipment. The service provider’s objective is to stimulate demand for its services by facilitating equipment sales to potential customers. TV, radio, and security services are among those that might depend on specialized equipment often sold by unrelated manufacturers, and the payments could be in the form of cash, equity instruments, tooling, technological know-how, or key components of the specialized equipment. The Consensus would require a service provider to characterize the consideration based on the form of the benefit the service provider’s customer receives from the manufacturer or reseller. If the benefit is “other than cash” (such as a discount on the price of the equipment) or the service provider does not control the form of benefit given by the manufacturer or equipment seller to the customer, the consideration would be treated as a cost rather than as a reduction of revenue. If the contractual provisions dictate that the service provider’s customer receives cash consideration, such as a cash rebate, the amount would be reported as a reduction of revenue. If the Consensus is ratified, its requirements will have to be adopted through retrospective application to all prior periods as of the beginning of the first annual reporting period beginning after June 15, 2007, unless retrospective application is impracticable. Earlier adoption will be permitted for financial statements that have not yet been issued. The adoptation of EITF No. 06-1 is not expected to have a material effect on our consolidated financial statements.

EITF No. 06-9 “Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and that of a Consolidated Subsidiary or an Equity Method Investee”. EITF No. 06-9 would permit companies to report the subsidiaries’ financial results (or change in an equity method investment) in the parent’s consolidated financial statements as a change in accounting principle through retrospective application pursuant to the provisions of FAS 154 or report the subsidiary’s (or the equity method investee’s) results of operations as a direct adjustment to retained earnings as of the beginning of the parent’s fiscal year in case of a change in or the Elimination of a Previously Existing Difference between the Fiscal Year-End of a Parent Company and that of a Consolidated Subsidiary or an Equity Method Investee. The consensus on this issue will be effective for future changes to, or the elimination of a previously existing difference between the reporting period of a parent and a consolidated subsidiary (or equity investee) beginning in the first interim or annual period following Board ratification.

5.B Liquidity and Capital Resources

Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our GSM network, for non-operational capital expenditures, for working capital, and to service our debt obligations. To date these requirements have been funded largely through supplier financings, bank borrowings, and the issuance of $700 million in bonds by a finance vehicle, Cellco, which issued $300 million of debt securities in July 1998 and $400 million of debt securities in December 1999, and a rights issue. As of December 31, 2006, we do not have any outstanding amounts due related to the Cellco transaction after the extinguishment of the outstanding $400 million senior notes on August 1, 2005.

A summary of our consolidated cash flows for the year ended December 31, 2006 and 2005 are as follows:

	2006	2005
(US$ millions)
Net cash provided by operating activities	1,854.9	1,072.6
Net cash used for investing activities	(632.5)	(659.2)
Net cash used for financing activities	(395.8)	(347.6)
Net cash increase	790.2	43.1

Net cash provided by our operating activities for the years ended December 31, 2006 and 2005 amounted to $1,854.9 million and $1,072.6 million, respectively. The increase in 2006 was primarily due to the increase in net income and the absence of litigation-related payments which had a significant outflow impact on the operating activities in 2005.

Net cash used for investing activities for the years ended December 31, 2006 and 2005 amounted to $632.5 million and $659.2 million, respectively. Total investments in investees and other investments amounted to $163.4 million as of December 31, 2006 including the acquisition of A-Tel whereas it was nil in 2005. For the year ended December 31, 2006, we spent approximately $604.8 million for capital expenditures compared with $772.6 million in 2005. Out of $604.8 million in capital expenditures, $375.5 million is related to capital expenditures made by Turkcell especially for our GSM network. Total capital expenditures made by Astelit was $200.2 million for the year ended December 31, 2006.

In 2007, we plan to spend approximately $400 million operational expenditures, excluding potential 3G capital expenditures in Turkey, in core, access and service network. Potentially, approximately 20% additional capital expenditure for 3G can be assumed in 2007. As for Ukraine in 2007, we expect to spend approximately US$150 million on capital expenditures.

Our capital expenditures by geographical segments are as follows:

	Turkey	Ukraine	Turkish Republic of Northern Cyprus	Total
2006	391.7	200.2	12.8	604.8
2005	495.6	270.6	6.5	772.6

Our capital expenditures by business segments are as follows:

	Telecommunications	Betting	Other operations	Total
2006	594.5	3.3	6.9	604.8
2005	749.5	4.5	18.6	772.6

The net cash used for financing activities for the years ended December 31, 2006, and 2005, amounted to $395.8 million and $347.6 million, respectively. In 2006, we made a $342.2 million dividend payment whereas we made a $182.2 million dividend payment in 2005. In addition, in 2005 we extinguished the aggregate principal amount of $400 million of Cellco notes plus accrued interest on August 1, 2005.

In June 2006, Turktell Uluslararasi and SCM, in accordance with a waiver letter dated May 30, 2006, decided to contribute on pro-rata basis an aggregate amount of $150 million to, in three installments of $50 million, into the capital stock of Euroasia in exchange for shares of Euroasia. We have contributed $82.6 million and SCM contributed $67.4 million. We made contributions to capital increase of Astelit in August 2006, November 2006, and February 2007, in three tranches amounting to $27.5 million each.

Source of liquidity

Our loans from financial institutions consist of local and international bank borrowings with either fixed or variable interest rates. A major portion of loans is EUR or USD denominated. The interest rates vary from Euribor + 0.7% to Euribor + 0.8% for the loans denominated in EUR and Libor + 1.5% to Libor + 4.5% for the loans denominated in USD. The loans are payable from year 2007 to 2012.

The ratio of our loans and borrowings to equity was 16% as of December 31, 2006, compared to 18% as of December 31, 2005. The effect of the decrease on gearing ratio is related to increase in our equity due to profit generated in 2006. We have been able to maintain our gearing at a satisfactory level and well in line with our targets.

Our efforts to selectively seek and evaluate new international investment opportunities continue. These opportunities could include the purchase of licenses and acquisitions in markets outside of Turkey in which we currently do not operate. In order to increase our financial flexibility, on February 26, 2007 we put in place a $3 billion unsecured syndicated Term Loan facility to be utilized for potential investments, if one or more opportunities are realized. The facility is made up of 3 tranches of $1 billion each and with maturities of 3, 5, and 7 years, respectively. The facility will be made available for a 6 month period with an additional extension period option of 3 months. The facility is a variable/floating rate facility if utilized it will be exposed to interest rate risk. Full or partial hedging alternatives will be considered in order to hedge the interest exposure if the facility is utilized. No amount has been utilized as of April 20, 2007.

On August 24, 2005, TRY 50.0 million (equivalent to $35.6 million as of December 31, 2006) loan was obtained from West LB A.G., London Branch with a term of 3 years. The interest and principal was to be paid semi-annually and interest was calculated on a floating rate of 6 month TRYibor (TRY Libor) minus 0.15 basis points. The facility was aimed to reduce the currency risk on our balance sheet. On August 29, 2006, we early extinguished the loan due to financial market volatility that would lead to increased costs.

On April 21, 2006, we fully repaid $25.0 million for the outstanding balance of the loan obtained from Garanti Bank on November 22, 2000, and on June 16, 2006, $6.9 million outstanding balance of Murabaha Syndicated Facility was fully repaid.

In connection with the Iranian project, we transferred funds to East Asian Consortium BV (“Eastasia”) which was formed for the purpose of the Iranian project, in the form of capital as required by the licence terms set by the Iranian Telecom Authority. From February 2006 Eastasia became 100% owned by Turkcell. Prior to

February 2006, Eastasia was 85% owned by Turkcell and 15% owned by Ericsson Turkey. These funds remained unutilized due to unresolved licence issues. In order to reutilize these funds, on June 21, 2006, we obtained a new loan from West LB A.G. in the amount of EUR 80.0 million (equivalent to $105.4 million as of December 31, 2006) with a tenor of 2 years and a rate of Euribor plus 0.75% with an early pre-payment option in return for a restricted deposit in the same amount by Eastasia.

In December 2005, Astelit, together with ING Bank N.V. and Standard Bank London Ltd., finalized a syndicated long term project financing agreement of $390 million. The syndicated loan has a term of six years of which $270 million is guaranteed by Export Credit Agency (ECA). Nokia Corporation and Ericsson Credit AB, the two major suppliers of Astelit’s GSM network also took part in the Syndicated Loan in the amount of $30 million. The cost of borrowing for the entire financing package ranges between LIBOR+1.5% and LIBOR+4.5%. The proceeds from the facility have been used to refinance Astelit’s existing vendor loans and local bank loans and finance additional capital expenditures and working capital requirements. Astelit plans to spend up to $150 million in 2007 for capital expenditures. As at December 31, 2006, $368.7 million of that facility has been utilized and $21.3 million was undrawn.

These financing agreements contain a number of restrictive debt covenants applicable to Astelit and Euroasia which may be summarized as follows:

•	Astelit must comply with certain financial ratios during the period of financing;

•	Astelit may not pledge any of its assets (including its rights under the supply contracts and its rights under the material insurance contracts);

•	Euroasia may not pledge shares owned in Astelit to other parties;

•	Euroasia may not pledge any loans issued to Astelit;

•	There are restrictions on disposal of assets by Astelit;

•	Astelit cannot attract financing from parties other than Euroasia and Lenders without the consent of the Lenders;

•	There are restrictions on financing leasing and supplier financing arrangements;

•	Astelit may not conduct any other business apart from the operation of telecommunications services and business ancillary thereto;

•	Astelit may not merge with other companies (Digital Cellular Communication (“DCC”). Merger is out of coverage of this clause as per waiver letter dated May 9, 2006);

•	There are restrictions on acquisitions of subsidiaries;

•	There are restrictions on issuance of guarantees by Astelit;

•	Astelit cannot issue any shares for purposes other than receiving financial support from current shareholders; and

•	Payment of dividends may only occur once Astelit complies with certain financial ratios.

Besides, as part of the project financing package, a long term junior facility up to $150 million (including interest amounting to $24 million) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank TAS Malta Branch. The junior facility is fully guaranteed by us. This facility has been fully utilized as of December 31, 2006.

Based on Astelit’s financial statements, for the periods ended March 2006, June 2006, September 2006, and December 2006, Astelit was in breach of certain financial covenants of the long term senior syndicated facility. The breach of a covenant is an event of default and the lenders in the syndicated long term project may demand immediate repayment of the outstanding amounts which would also trigger the cross-default to and acceleration upon notice of, substantially all of the Astelit’s borrowings. Therefore, Astelit reclassified its total long-term debt amounting to $465.4 million (including its junior loan) as short term debt payable as of December 31, 2006. Astelit has received necessary waivers from the senior lenders related to the covenant breaches in part due to additional shareholder contributions to Astelit required by the lenders. Astelit’s last waiver expired April 13, 2007. We and SCM intend to take over all or a portion of the loans from the senior lenders to the extent that they decline to continue to take part in the facility following the implementation of the intended restructuring of the covenants.

In March 2007, we and SCM decided to contribute an additional aggregate amount of $300 million to the capital stock of Euroasia out of which $200 million is in the form of cash equity to be made available during 2007 and a further $100 is to be made available as required by Astelit. Eurocorp will not participate in this capital increase. After the execution of the final installment, our effective interest in Euroasia will increase to 55% provided we and SCM make our respective pro-rata contributions.

In addition to our recent $3 billion term loan facility, we have an approval from our Board of Directors for TRY or foreign currency denominated loans up to $300 million with a maturity of up to 5 years. The line can be used for contingency purposes. To date, we have not encountered any difficulties in attracting short term loans from local banks for short term financing needs.

Under the current assumptions and circumstances, we expect to generate sufficient cash to maintain our strong cash position and positive free cash flow in the GSM business in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow and our strong cash balance as of December 31, 2006. Our commitments through 2007 include the repayment of approximately $58.0 million for debt principal obligations, dividend payment, corporate tax payment, and capital expenditures including the 3G license fee payment.

The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this Annual Report.

Important factors that may adversely affect our projections include general economic conditions, change in the competitive environment, developments in the domestic and international capital markets, increased investments, and changes in telecommunication regulations. Please see “Item 3D. Risk Factors” for a discussion of these and other factors that may affect our projections.

Investment Incentive Certificates

In 1993, 1997, 2000, 2001, 2004, and 2005, the Turkish Treasury approved investment incentive certificates for a program of capital expenditures made by us and our subsidiaries in our mobile communications operations, call center operations, and betting games operations. Such incentives entitle us to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporate tax purposes, but these deductions were subject to withholding tax at a rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax). However, on April 8, 2006, in line with the changes in corporate tax law, amendments were made to regulations governing investment incentives. Accordingly, tax payers have been granted an option to use the tax benefits of investment incentive certificates given that they file tax returns at 30% corporate tax rate; or file tax returns at 20% corporate tax rate (which is the new corporate tax rate effective from January 1, 2006) without using the tax benefits of investment incentive certificates. We preferred to use the tax benefit of investment incentive certificates which provides 0.2% net benefit on corporate taxes. As of December 31, 2006, investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $5.0 billion in qualifying expenditures as defined in the certificates. As of December 31, 2006, we had unused tax benefit carryforwards under the certificates of approximately $13.7 million ($294.4 million as of December 31, 2005) which can be carried forward until December 31, 2008. The certificates are denominated in TRY. However, approximately $0.5 billion of qualifying expenditures through December 31, 2006, ($0.5 billion as of December 31, 2005) under the certificates are indexed against future inflation.

According to the Income Tax Law which was published in Official Gazette on April 8, 2006, the investment allowance application has been abolished effective from January 1, 2006. However, the law allows taxpayers to utilize their investment allowance rights obtained under the scope of the previous provisions only from their income generated in the years 2006, 2007, and 2008.

Capital Transactions

On March 22, 2006, our Board of Directors declared that our statutory paid-in capital would be increased from TRY 1,854.9 million to TRY 2,200.0 million by capitalizing TRY 345.1 million out of the total dividend for 2005. After the approval at General Assembly Meeting held on May 22, 2006, TRY 345.1 million was distributed to our shareholders in the form of a stock split (345,112,659 units of shares). The capital increase was accounted for as a stock split in our consolidated financial statements. As a result of the aforesaid transactions, we issued new shares with a total nominal value of TRY 345,112,659.

All share amounts and per share figures reflected in our historical financial statements have been retrospectively restated for the stock splits discussed above.

Capital Transactions in Astelit

On April 4, 2006, Astelit, our Ukrainian subsidiary, announced the merger with DCC, our other Ukrainian subsidiary, in order to optimize the internal processes of both companies. On August 1, 2006, the merger transaction was completed.

In January 2006 and June 2006 we have made contributions to capital increase of Astelit for $30.6 million and $22.0 million, respectively.

In June 2006, we and SCM (the other shareholder of Astelit, the Ukrainian subsidiary in which we indirectly hold 54.8%) have committed to contribute an aggregate amount of $150.0 million to Astelit in proportion to our respective shares as required by the lenders of the syndicated loan to obtain a waiver letter for breaches of financial covenants. We have made contributions to capital increase of Astelit in August 2006, November 2006, and February 2007, in three tranches amounting to $27.5 million each.

In March 2007, we and SCM decided to contribute an additional aggregate amount of $300 million to the capital stock of Euroasia out of which $200 million is in the form of cash equity to be made available during 2007 and a further $100 million is to be made available as required by Astelit. Eurocorp will not participate in this capital increase. After the execution of the final installment, our effective interest in Euroasia will increase to 55% provided both Turktell Uluslararasi and SCM make their pro-rata contributions. For a description of and additional information regarding our funding and commitments in relation to Astelit, please see “Liquidity and Capital resources—Liquidity—Sources of Liquidity”.

General Economic Conditions

With the support of the encouraging outlook of Turkish economy and the positive consumer sentiment in the market, we expect our net cash generation trend to be sustained. The Turkish government’s efforts to engage in a new economic program with the IMF lasting through 2007, the acceptance by the EU of Turkish membership negotiations, the recovery in consumer purchasing power in line with developments such as sustainable GDP growth, improved distribution of wealth, and a growing young and technology oriented population are projected to expand the GSM penetration in the market. However, a fragile current account balance and inflation concerns are the main risks in Turkey.

Any change in the above factors, including the structure of the current competition may create a need for additional financing for us. However, under the existing circumstances, we do not foresee such financing need.

Credit Ratings

Our long term foreign currency ratings as of March 31, 2007 are noted below:

Standard & Poor’s	BB-
Fitch	BB
Moody’s	Ba2

Any further upgrades from the ratings agencies may allow us to lower the cost of borrowing for any future indebtedness in the domestic and international debt and capital markets. Conversely, any ratings downgrade may limit our future access to debt and capital markets and increase the cost of borrowing.

In addition, Fitch and Moody’s assigned local currency ratings as BB+ and Ba2, respectively as of March 31, 2006.

There are no prepayment covenants in our financial contracts that would be triggered by changes in our credit ratings.

Dividend Payments

We have adopted a dividend policy, which is set out in our Corporate Governance Guidelines. As adopted, our general dividend policy is to pay dividends to shareholders with due regard to trends in our operating performance, financial condition, and other factors. Our Board of Directors intends to distribute cash dividends in an amount of not less than 50% of our distributable profits for each fiscal year, starting with profits for fiscal 2004. However, the payment of dividends will still be subject to cash flow requirements of us, compliance with Turkish law and regulations and the approval of, or amendment by, our Board of Directors and the General Assembly of Shareholders.

On March 22, 2006, our Board of Directors decided to make a proposal to the General Assembly for distribution of a total net cash dividend of TRY 509.1 million (equivalent to $362.2 million and $342.2 million as at December 31, 2006, and May 22, 2006, respectively) (which constitutes 50% of distributable income per statutory accounts) and dividend in the form of bonus issue amounting of TRY 345.1 million (equivalent to $245.5 million and $232.0 as at December 31, 2006, and May 22, 2006, respectively) for the year ended December 31, 2005. The distribution of dividends was approved at the General Assembly Meeting held on May 22, 2006, and cash dividend distribution was started on May 29, 2006.

	Amount per share (TRY in full)		Total (TRY Million)	USD equivalent (million) December 31, 2006
Dividend in cash	0.274450	*	509.1	362.2
Dividend in bonus shares	—		345.1	245.5

*	Amount of per share figure is computed over 1,854,887,341 shares.

Accordingly, the rate of the bonus share certificate to be issued for each share having a nominal value of TRY 1 was declared as 18.605586%.

In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001 shall be merged and each unit of share having a nominal value of TRY 1 shall be issued to represent such shares. We are still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001 to one ordinary share having a nominal value of TRY 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will have a nominal value of TRY 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TRY 1 which is consented by Capital Markets Board of Turkey (“CMB”).

On March 2, 2007, the Board of Directors of Turkcell decided to make a proposal to the General Assembly for distribution of a total net cash dividend of TRY 567.0 million (equivalent to $403.4 million and $411.9 million as of December 31, 2006, and March 23, 2007, respectively) (which constitutes 65% of distributable income per statutory accounts). The distribution of dividends was approved on the General Assembly Meeting held on March 23, 2007.

Our 2006 profit calculated in accordance with CMB accounts is TRY 1,270.4 million (equivalent to $903.8 million at December 31, 2006) whereas the 2006 commercial profit after tax; calculated in accordance with the Turkish Commercial Law is TRY 1,857.2 million (equivalent to $1,321.3 million at December 31, 2006) and based on the CMB regulations, the lower of the two profits, which is TRY 1,270.4 million (equivalent to $903.8 million at December 31, 2006) shall be taken as the basis for the dividend distribution calculation.

	Amount per share (TRY in full)	Total (TRY Million)	USD equivalent (Million) December 31, 2006
Dividend in cash	0.257745	567.0	403.4

*	Amount of per share figure is computed over 2,200,000,000 shares.

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

5.C Research and Development, Patents and Licenses

We have not had any technology activities for the last three years. We own no patents. As of December 31, 2006, we have registered 305 trademarks under applicable Turkish trademark legislation and applied for the registration of 49 additional trademarks. We have registered 1 industrial design under the applicable Turkish legislation on protection of industrial designs.

As of March 10, 2006, we opened a technology center which brings together all our research and development operations in a single location. The activities of the technology center are expected to include the following:

Partnership software development, customization and/or integration of software products of suppliers through the service and product development processes;

Developing network infrastructure strategies in a fast evolving information-communication technologies (“ICT”) world; and

Designing short and long term technology road maps for our operations.

As of December 31, 2006, our R&D Center has a staff of around 160 qualified people among whom 21% have masters degrees and 1% have a Ph.D. degree. Additionally, 67 experts work as contractors.

5.D Trend Information

Changing Subscriber Base

Our revenues are impacted by the increasing proportion of prepaid subscribers in our subscriber base. The proportion of prepaid subscribers in total gross additions was 90%, 90% and 89% in 2006, 2005, and 2004, respectively. Trends indicate that prepaid subscribers have more control on their usage pattern than postpaid subscribers, which leads to decreased average MoU and decreased average revenue per user. We expect that for the foreseeable future, the proportion of prepaid subscribers in total gross additions will remain high, which may lead to a further decline in average revenue per user and average MoU. In 2006, in line with the improvement in the macroeconomic indicators, MoU increased as a result of our various incentives as well as strengthened offers throughout the year. In 2007, we expect our average MoU to increase with our continued emphasis on segmented incentives and loyalty programs.

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

We routinely enter into operating leases for property in the normal course of business. At December 31, 2006, there were no commitments and contingent liabilities in material amounts arising from such operating leases.

At December 31, 2005, we had $5.4 million outstanding guarantees given on behalf of Digital Platform which were related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks. These guarantees were released on February 27, 2006 when the loans of Digital Platform were repaid.

Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2006.

	Amount of contingent liability expiration per period
	Total amount committed	Remaining commitment at December 31, 2006	Indefinite*	Less than one year	1 – 3 years	3 – 5 years	Over 5 years
USD million
Bank Letters of Guarantee	51.1	51.1	37.0	13.5	—	0.6	—

*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2006, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to custom authorities, private companies and other public organizations amounting to $51.1 million.

We have fully guaranteed the long term junior facility of Astelit amounting to $150 million. See “5B Liquidity and Capital Resources—Sources of Liquidity”.

5.F Tabular Disclosure of Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2006.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
(US$ Million)
Long term debt including short term portion*	725.7	604.7	121.0	—	—
Short term debt	—	—	—	—	—
Total Contractual Cash Obligations	725.7	604.7	121.0	—	—

*	includes undiscounted interest

	Amount of Commitment
Other Commercial Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
(US$ Million)
Purchase Obligations	89.2	25.4	36.0	27.8	0.0
Digital Platform Sponsorship and advertising	81.8	18.0	36.0	27.8	0
Baytur—Dealer Loyalty Program	4.9	4.9	—	0	0
Ericsson—GSM Equipment	2.5	2.5	—	0	0

On December 23, 2005, we signed a restructuring framework agreement with Digital Platform in order to restructure our receivables from Digital Platform Iletisim Hizmetleri AS (“Digital Platform”). As an integral part of this restructuring framework agreement, we committed to purchase sponsorship and advertisement intermediary services from Digital Platform amounting to $108.0 million excluding VAT until July 15, 2011. Outstanding purchase obligation with respect to these agreements as at December 31, 2006 is amounting to $81.8 million (December 31, 2005: $99.8 million) excluding VAT.

The principal shareholder of Baytur Insaat Taahhut AS (“Baytur”), a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among us, Baytur and the land owner, which is a governmental organization, on October 19, 2004. The contract amount is $39.7 million and the project is planned to be completed in 2007. We have paid $34.8 million to Baytur within the scope of this contract as of December 31, 2006.

Purchase obligations in relation to GSM equipment arise from GSM equipment supply and service contracts signed by Astelit with Ericsson AB. As of December 31, 2006, Astelit’s purchase commitment is $2.5 million.

5.G Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

Board Members

Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for management of the Company. The Articles of Association provide for a Board of Directors consisting of seven members.

The following table sets forth the name of each member of our Board of Directors, who all serve for terms of three years. Our Articles of Association provide for a staggered Board of Directors. However, as a result of prior resignations and interim appointments, all of the members of our Board of Directors have been appointed, or reappointed, for three year terms beginning on May 22, 2006.

Name
Mehmet Emin Karamehmet (Chairman)
Erdal Asim Durukan
Mehmet Bulent Ergin
Anders Igel
Oleg Malis
Alexey Khudyakov
Colin J. Williams

Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. The following table sets forth the name and office of each member of our Corporate Executive Team.

Name	Office
Sureyya Ciliv*	Chief Executive Officer
Serkan Okandan	Chief Financial Officer
Tulin Karabuk	Chief Investment Officer
Ilter Terzioglu	Chief Network Operations and Regulations Officer
Cenk Bayrakdar	Chief Service and Product Development Officer
Selen Kocabas	Chief Business Support Officer
Cenk Serdar	Chief Value Added Services Officer
Lale Saral Develioglu	Chief Marketing Officer
Levent Burak Demiralp	Chief Sales Officer

*	Mr. Muzaffer Akpinar, who served as Turkcell’s Chief Executive Officer, resigned from his position on June 23, 2006.

Biographies

Board Members

Mehmet Emin Karamehmet, age 63, was first appointed as the Chairman of the Board of Directors on September 30, 1993. He is also the Chairman of the Board of Directors of Cukurova Holding, BMC, Cukurova Havacilik, Cukurova Sanayi and Banque de Commerce et de Placements S.A. and a member of the Board of Directors of Cukurova Insaat Makinalari A.S. Mr. Karamehmet attended Dover College, England.

Erdal Asim Durukan, age 51, was first appointed as a member of the Board of Directors on August 19, 2004. Currently, Mr. Durukan is President of TeliaSonera in Eurasia since 2002 and the Chairman of the Board of Directors of Fintur Holdings B.V. Previously Mr. Durukan has served as the CEO of Fintur Holdings B.V. He has held different managerial positions in Azercell, Turkcell and Ericsson (Sweden). Mr. Durukan is also the Honorary Consul of the Kingdom of Sweden to the Republic of Azerbaijan since 1998. Mr Durukan holds a degree in Computer Sciences.

Mehmet Bulent Ergin, age 58, was first appointed as a member of the Turkcell Board of Directors on April 29, 2005. After having taken responsibility in Hochtief AG’s First Bosphorus project and Tekfen A.S.’s Iraq-Turkey pipeline project, Mr. Ergin worked in various positions at Cukurova Group Companies. He held a managerial position at Cukurova Ithalat ve Ihracat T.A.S. and as a board member in Maysan A.S., as well as Baytur Trading S.A. Currently, Mr. Ergin is the Chairman of the Board of Directors of Denizcilik Nakliyati A.S., Show TV, and Aksam Gazetesi. Mr. Ergin majored in Civil Engineering at Robert College, Turkey.

Anders Igel, age 56, was appointed to the Board of Directors on May 22, 2006. He was appointed President and CEO of Swedish telecom operator Telia on July 1, 2002. Since the merger of Telia and Finnish telecom operator Sonera on December 2002, he is the President and CEO of TeliaSonera. Before joining Telia, Anders Igel was President and CEO of Esselte. During the course of his twenty-year career at Ericsson, Mr. Igel served at various executive positions within the group, as a responsible of Middle East, Southeast Asia and Latin America operations, Managing Director of Ericsson Ltd. in the UK, held managerial positions at Public Networks and Infocom Systems business areas and acted as Executive Vice President of the Ericsson Group. Anders Igel holds a B.S. degree in Business Administration and Economics and has a M.S. degree in Engineering.

Oleg Malis, age 31, was appointed to the Board of Directors on May 22, 2006. He is also Senior Vice President of Altimo. Mr. Malis began working for Altimo as Chief of the Current Project Management Unit in 2005. Between 2003 and 2005 Mr. Malis was Senior Vice President and M&A Director at Golden Telecom. Before joining Golden Telecom, Mr. Malis founded Investelectrosvyaz and Corbina Telecom. Mr. Malis holds a degree in Systems Engineering from Moscow State Aviation Technological University.

Alexey Khudyakov, age 35, was appointed to the Board of Directors on May 22, 2006. He is also a Vice President at Altimo having joined in 2004 from Alpha Bank where he worked as a Vice President, managing Alfa Group’s investments in Golden Telecom and Kyivstar. From 1998 to 2002, Mr. Khudyakov worked for the Moscow office of McKinsey & Co. Mr. Khudyakov holds a master’s degree in Business Administration from INSEAD and a master’s degree in Applied Mathematics and Physics from the Moscow Institute of Physics and Technology. He is a non-executive board member of Turkcell. He is also an Observer Member of the Audit Committee of Turkcell’s Board of Directors. Mr. Khudyakov was named to the Audit Committee in reliance on SEC Rule 10A-3(b)(iv)(D).

Colin J. Williams, age 64, was appointed to the Board of Directors on May 22, 2006. He serves as a Voting Member and Chairman of the Audit Committee of Turkcell’s Board of Directors. He is also a Non-Executive Director and Voting Member of the Audit and Remuneration Committees of Yule Catto, a chemical intermediates company; Chairman and Chair of the Audit and Remuneration Committees of Clondalkin, a consumer and industrial packaging company; Advisor to Rhone Capital Group on merger and acquisition; board member of Graham Packaging, a consumer and industrial plastic packaging company and a board member of Lecta, a coated paper company. From January 2001 to December 2004, Mr. Williams served as President of SCA, North America, which is active in the packaging sector, personal care and paper tissue products. He was a long-term board member and Vice Chairman of ICCA, the International Corrugated Packaging Institution, the European Federation of Packaging and the Federation of Paper Producers (CEPI). Mr. Williams is the founding President of Propak Europe and was a board member of the Greater Philadelphia Chamber of Commerce between 2002 and 2004. From 1988 to 2001, Mr. Williams was the President of SCA Packaging, prior to which he served as the Managing Director of Bowater, a corrugated packaging company, for four years. From 1978 to 1984, he was first the Sales Director and then the General Manager of Chicopee in the Netherlands, a non-woven fabrics company of Johnson & Johnson. Mr. Williams holds an MBA degree in finance from NYU and holds M.S. and B.S. degrees in physical chemistry.

Executive Officers

Sureyya Ciliv, age 48, was appointed as the Chief Executive Officer of Turkcell on January 9, 2007. He served as the CEO of several rapidly-growing multinational high-technology companies so far and has extensive experience in marketing and sales. Since 2000, Mr. Ciliv has held several executive positions in Microsoft Global Sales, Marketing and Service Group in the USA. From 1997 to 2000, he was the Country General Manager of Microsoft Turkey in Istanbul. Mr. Ciliv co-founded Novasoft Systems Inc. in Boston, USA, where he was both the CEO and the Chairman of the Board between 1987 and 1997. Sureyya Ciliv received his MBA degree from Harvard University in 1983. He has Industrial & Operational Engineering and Computer Engineering degrees from the University of Michigan, where he had graduated with honors.

Serkan Okandan, age 37, joined Turkcell in 2000. Since January 1, 2006, he is the Chief Financial Officer of the Company. Prior to this appointment, he was the Financial Control and Reporting Division Head of Turkcell. Mr. Okandan started his professional career at PricewaterhouseCoopers in 1992. He then worked for DHL and Fritolay as a Financial Controller. Serkan Okandan is a graduate in Economics from Bosphorus University.

Tulin Karabuk, age 42, is the Chief Investment Officer of Turkcell and also a board member of Astelit, Inteltek, Bilyoner and Tellcom. Between 1987 and 1998, she served at various sales and marketing positions in different companies. For four years, she worked at Ekom Eczacibasi A.S. as a Regional Sales manager responsible for the Russian and Eastern Bloc markets, followed by two years as Senior Sales and Marketing Officer at 3M A.S. Having held various posts in the telecommunications industry from late 1993, Tulin Karabuk held managerial positions at KVK Mobil Telefon Sistemleri Tic. A.S. in the area of Sales & Marketing; then, at Turkcell in Hazir Kart (“scratch card”) division in 1998 when prepaid services were being introduced in Turkey. She was appointed as Chief Sales and Marketing Officer of Turkcell in 2001, and in 2005 she assumed responsibility of the group’s investments.

Ilter Terzioglu, age 40, joined Turkcell in 2003 and since April 1, 2006 he is the Chief Network Operations and Regulations Officer. Prior to this position, he was Business Strategies, Regulation and Risk Consolidation Division Head in Turkcell. Ilter Terzioglu started his career at Carnoud Metal Box and later worked as Assistant General Manager at Ericsson, Superonline and Show TV. Mr. Terzioglu is a graduate in Economics from Istanbul University.

Cenk Bayrakdar, age 38, started working for Turkcell in 2002 and since April 1, 2006 he is the Chief Service and Product Development Officer. Prior to his appointment, he was Content Services and Partnering Management Division Head in Turkcell. Mr. Bayrakdar started his career in Arcelik and also worked at Corbuss and Turktell as a Business Development Manager. Cenk Bayrakdar is a graduate of Istanbul Technical University, Department of Electronic Communications. He holds a master’s degree in Industrial Engineering from Texas A&M University.

Selen Kocabas, age 38, joined Turkcell in 2003 and since May 1, 2003, she is the Chief Business Support Officer in charge of human resources, corporate information systems, procurement and contract management, and administrative issues. Mrs. Kocabas started her professional career as a Management Trainee at Koc Holding, Mrs. Kocabas later worked as Human Resources Expert at Arcelik, then as a Human Resources Coordinator at Marshall for five years, followed by Danone Sa where she worked for four years as Human Resources Director and was responsible for founding the water and milk companies, establishing the proper structure and deploying optimum human resources. Selen Kocabas is a graduate of Economics from Istanbul University. She also obtained a master’s degree in Human Resources Management from Marmara University.

Cenk Serdar, age 38, joined Turkcell in 2005 and since August 8, 2005, he is the Chief Value Added Services Officer. Prior to this appointment, Mr. Serdar was the General Manager of Mapco, a subsidiary of Turkcell. Cenk Serdar started his career as a lecturer at the Wharton School, University of Pennsylvania and later held several senior managerial posts in the areas of technology, finance and automotive at Superonline, Dogan and Dogus Groups. Cenk Serdar is a graduate of the Industrial Engineering Department of Bilkent University. He also holds a master’s degree in business administration from the Wharton School, University of Pennsylvania

Lale Saral Develioglu, age 38, joined Turkcell in 2003 and since June 19, 2006 she is the Chief Marketing Officer of the company. Prior to this position, she was the Individual Marketing Division Head of Turkcell. Starting her career at Unilever, Lale Saral Develioglu served as Marketing Director of Unilever in various markets. She is a graduate from the department of Industrial Engineering of Bogazici University. She also holds a master’s degree in Management Engineering from Rensselear Polytechnic Institute, New York.

Levent Burak Demiralp, age 42, joined Turkcell in 1998. Since June 19, 2006 he is the Chief Sales Officer of the company. Before joining Turkcell, Mr. Demiralp was the General Manager of Global Bilgi A.S., a subsidiary of Turkcell. Prior to that, he served as the Head of the Sales and Customer Relations Division at Turkcell. Levent Burak Demiralp, who started his career at Pinar Sut, also worked as the Marketing Manager of Piyale Maktas. Mr. Demiralp is a graduate of Business Administration from Gazi University.

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

For the year ended December 31, 2006, with the effect of expansion in the team we paid an aggregate of approximately $3.9 million to our executive officers including: indemnities, salaries, bonuses and other benefits. In 2005, we paid an aggregate of approximately $3.3 million to our executive officers including: indemnities, salaries, bonuses and other benefits. Furthermore, we do not maintain any profit sharing, pension or similar plans.

We have Directors and Officers Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is $40 million, and there are a number of insurers, each covering a different layer of the policy. The Directors and Officers Liability insurance is London based, but it is provided through two insurance companies in Turkey, Genel Sigorta A.S. and AIG Sigorta A.S. In 2005 we paid a premium amounting to approximately $1.8 million, and in 2006 we paid a premium of approximately $1.3 million. The policy will expire on August 26, 2007, and we will consider its renewal based on the terms and conditions offered.

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

Committees of the Board of Directors

The Audit Committee

We are required under Turkish laws and regulations, US securities laws and regulations and the rules of the New York Stock Exchange (“NYSE”) to have an audit committee of the Board of Directors appointed from among the members of the Board of Directors. Our audit committee has two members: Mr. Colin J. Williams and Mr. Alexey Khudyakov. Mr. Williams chairs the committee and is considered independent under the US Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the US Securities and Exchange Commission, the applicable rules of the NYSE and the CMB Corporate Governance Principles. Mr. Khudyakov is an “observer member” on the audit committee and is not considered independent under the US Sarbanes-Oxley Act of 2002 and rules promulgated thereunder. On January 26, 2007 the CMB informed us that Mr. Khudyakov’s status as an “observer member” on the audit committee does not satisfy the requirements under Article 25, “Committees Responsible for Auditing” of the CMB Communique Serial:X No: 22. The CMB has stated that steps must be taken urgently so that Turkcell can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive board member of Turkcell. In March 2007, we have commenced a law suit seeking to suspend the execution and to annul the decision of the CMB. Mr. Williams and Mr. Khudyakov are non-executive members of the Board of Directors as required by the CMB Communiqué Serial:X No: 19 (since June 12, 2006, Communiqué Serial:X No: 22) which is binding upon public companies in Turkey.

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

The members of our Corporate Governance Committee are Mr. Mehmet Bulent Ergin and Mr. Oleg Malis.

The Board of Directors does not have a remuneration committee, however the Corporate Governance committee may give recommendations on remuneration, including the remuneration of our Chief Executive Officer. In accordance with Turkish law, the committee does not have the power to set remuneration independent of the Board of Directors.

6.D Employees

From our formation in 1993, we have grown from approximately 90 employees to 2,751 employees as at December 31, 2006. From 2005, due to our customer growth and the increasing need for competent employees, we have focused more on the quality of recruitment. The following table sets forth the number of employees by activity employed by us at December 31, 2004, 2005 and 2006.

	2004		2005	2006
Turkcell
Marketing and Sales(1)	694		728	—
Marketing(1)	—		—	146
Sales(1)	—		—	451
Finance	138		138	196
Operations	1,237		1,393	—
Service & Product Development(2)	—		—	665
Network Operations & Regulations(2)	—		—	718
Business Support	241		279	333
VAS Management	—		113	111
CEO Office	29		32	99
International Investment Coordination	64	(1)	42	26
Investments(3)	—		—	6
Local Investment Coordination	2	(2)	3	0
Turkcell Group Support(4)	36	(3)	90	—
Subtotal	2,441		2,818	2,751
Subsidiaries
Kibris online	16		0	0
Kibris Telekom	95		101	118
Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S.	2,822		2,969	3,239
Corbuss	0		0	0
Turktell Bilisim Servisleri A.S.	9		2	2
Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S.	105		114	127
Bilisim ve Egitim Teknolojileri A.S./Iyi Eglenceler ve Turizm A.S.	1		0	0
Mapco Internet ve Iletisim Hizmetleri Pazarlama A.S.	77		0	0
Limited Liability Company Astelit(4)	950		1,432	1,709
Tellcom Iletisim Hizmetleri A.S.	—		21	43
Bilyoner Interaktif Hizmetler A.S.	—		19	19
Subtotal	4,075		4,658	5,257
Total	6,516		7,476	8,008

(1)	As of April 1, 2006, Marketing & Sales has been separated into two functions to ensure more dedicated concentration on each function.
(2)	As of February 1, 2006, the Service & Product Development, Network Operations & Regulations has been separated into two functions to ensure more dedicated concentration on each function.
(3)	As of September 1, 2006, Investments has been established to make sure that the local and international Turkcell Group Companies are managed with an integrated manner in alliance with Turkcell’s vision, strategy, business standards and ethics.

(4)	To increase our business effectiveness and our adaptation to change and by taking management excellence principles into consideration, Turkcell Group Support Divisions have been moved in CEO Office as of September 1, 2006.

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

With regard to employee compensation and benefits, the major principles of our policy are to preserve internal equity and external competitiveness and reflect individual performance in compensation packages.

Significant factors involved in the process of determining compensation and benefits for our employees are our grading structure (based on the Mercer IPE system), market movement data and individual performance. We make salary adjustments once yearly. Principal factors in salary adjustments are market movements and economic indicators (e.g. the rate of inflation). We pay performance bonuses annually to all our employees in accordance with individual and company performance results. Our performance evaluation system evaluates the whole year performance of our employees through two primary activities: target setting and 360-degree evaluation. Benefits packages are designed in line with the local market practice and linked to grade bands/levels where the benefits package improves as the grade band/level increases.

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

To further develop our employees we have created the Turkcell Academy. The Turkcell Academy is structured as the center of development for Turkcell Group Employees. The Turkcell Academy was created as part of Turkcell’s philosophy of investing in people and is one of our proactive development solutions supporting group strategies and Turkcell’s performance. With the Turkcell Academy’s branded long-term development programs, technical and non-technical courses, web-based training systems, e-learning and language teaching, Turkcell Group has become an environment in which employees get together to receive a broad variety of educational content and sharing information.

The Turkcell Academy is also aimed to improve the future society of Turkey and to reach out to young people through social responsibility projects. Together with strategic partnerships with universities and training consultancies and with Academy Trainer’s experience and knowledge, the Turkcell Academy has become valuable and an important part of our company.

Our employees are not members of any union, and there is no collective bargaining agreement with our employees. We have not experienced any work stoppages.

6.E Share Ownership

The aggregate amount of shares owned by our board members and senior officers as of March 31, 2007, was 78,983, which amount is less than 1% of our outstanding shares. No individual board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth our major shareholders’ ordinary share ownership representing approximately 76.61% of our company’s capital. The following information is as of March 31, 2007.

Name and Address of Owner	Nominal TRY Value of Shares Owned(1)	Percent of Class
Sonera Holding B.V.(2) P.O. Box 8675 NL 3009 AR Rotterdam The Netherlands	287,632,179.557	13.07%

Cukurova Holding A.S.(3) Buyukdere Cad. Yapi Kredi Plaza A Blok Kat: 15, 80620, Levent, Istanbul, Turkey	98,186,916.197	4.46%

Turkcell Holding A.S.(4) Buyukdere Cad. Yapi Kredi Plaza A Blok Kat: 15 80620, Levent, Istanbul, Turkey	1,122,000,000.238	51.00%

Cukurova Investments N.V.(3) De Ruyterkade 62 Curacao, Netherlands Antilles	64,494,842.514	2.93%

Turkiye Genel Sigorta A.S.(3) Meclisi Mebusan Cad., No: 91 80040, Salipazari, Istanbul, Turkey	1,558,452.599	0.07%

Bankrupt Bilka Bilgi Kaynak Ve Iletisim San.ve Tic. A.S. Cumhuriyet Cad. No: 16 Kat: 2 Oda: 2 Sisli, Istanbul, Turkey	153,999.575	0.01%

M.V. Holding A.S.(5) K.V.K. Plaza Bayar Cad., Gulbahar Sok. No: 14 81090 Kozyatagi, Istanbul, Turkey	84,021,712.590	3.82%

M.V. Investments N.V.(5) Landhuis Jonnchi Kaya Richard J. Baujon ZN P.O. Box 837 Curacao Netherlands Antilles	27,494,257.660	1.25%

Shares Publicly Held	514,457,639.070	23.39%

(1)	On April 29, 2005, the General Assembly approved a revaluation of our ordinary shares from TL 1,000 to TRY 1. The revaluation resulted in the formation of fractional shares, which have not yet been merged into whole ordinary shares. Therefore, we give the nominal value of the ordinary shares owned rather than the units or fractional units thereof.

(2)	Controlled by TeliaSonera.
(3)	Controlled by Cukurova Group.
(4)	Controlled indirectly by the Cukurova Group and Alfa Telecom (through its Altimo subsidiary).
(5)	Controlled by Murat Vargi.

As of March 28, 2007, Turkcell had 4,798 ADRs outstanding held by 27 registered ADR holders. To the best of our knowledge, as of March 31, 2007, in accordance with the loan agreements signed between our shareholders and various banks, 145,209,530.530 of our Company’s shares having a nominal value of TRY 145,209,530.530 have been pledged by our shareholders as security in favor of such banks.

On June 23, 2006, a pledge was established in favor of SDIF over 16,000,000 Company shares, each having a nominal value of TRY 1 in connection with a Share Certificate Pledge and Subordinate Pledge Agreements signed between SDIF and Cukurova Holding A.S., an appropriate annotation regarding the pledge has been made in the share book of the Company.

On November 8, 2006 Cukurova Holding A.S. offered 64,720,522.819 registered shares with a nominal value of TRY 64,720,502.819 for circulation on the Istanbul Stock Exchange. These shares are shown among the publicly held shares. In addition, Cukurova Investments N.V. offered 63,591,825.482 registered shares with a nominal value of TRY 63,591,825.482 for circulation on the Istanbul Stock Exchange. These shares we also offered through a secondary public offering on the NYSE.

The pledge right which was established on our Company’s shares owned by Cukurova Holding A.S., in connection with the Share Certificate Pledge Agreement dated September 27, 2005, signed between Cukurova Holding A.S. and SDIF and the Subordinate Pledge Agreement dated September 28, 2005, signed between Cukurova Holding A.S. and YKB, on 17,626,227.756 units of our Company’s shares, each having a nominal value of TRY 1 has been removed from the Share Book of our Company through a resolution of our Board of Directors on February 21, 2007.

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

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on October 23, 2002, is one of our principal SIM card distributors. Approximately ninety percent of the share capital of KVK Teknoloji is owned by the Cukurova Group, one of our shareholders, Murat Vargi, a former director, and others. In addition to sales of SIM cards and scratch cards, we have entered into several agreements with KVK Teknoloji in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for our services in newspapers. The objective of these agreements is to promote and increase handset sales with our prepaid and postpaid brand SIM cards, thereby supporting the protection of our market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in our market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation. The total amount of SIM card and scratch card sales to KVK Teknoloji in 2006 amounted to $534.4 million.

Agreements with A-Tel:

A-Tel is involved in marketing, selling and distributing our prepaid systems. A-Tel is a 50-50 joint venture between us and SDIF. A-Tel acts as our only dealer for Muhabbet Kart (a prepaid card), and receives dealer activation fees and SIM card subsidies for the sale of Muhabbet Kart. In addition to sales of SIM cards and scratch cards, through an extensive network of newspaper kiosks located throughout Turkey, we have entered into several agreements with A-Tel for sales campaigns and for subscriber activations. The total amount of SIM card and scratch card sales to A-Tel in 2006 amounted to $209.9 million.

On October 20, 2005, Cukurova Group offered to sell to Turkcell the A-Tel Option Contract, under which the holder has the right to purchase 50% shares of A-Tel for a consideration of $150 million. Turkcell conducted tax, legal and financial due diligence review at A-Tel. In the Board of Directors meeting dated March 22, 2006, the board resolved to accept the proposal and the purchase of 50% of A-Tel shares by Turkcell for a consideration of $150 million based on the findings of the due diligence conducted at A-Tel. On August 9, 2006 we acquired the 50% shares of A-Tel. The results of A-Tel’s operation have been included in the consolidated financial statements.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital broadcasting company under the Digiturk brand name, is a subsidiary of one of Turkcell’s principal shareholders, the Cukurova Group. Digital Platform reacquired the broadcasting rights for Turkish Super Football League by the tender held on July 15, 2004, until May 31, 2008. On December 23, 2005, we signed a “Restructuring Framework Agreement” with Digital Platform. The agreement includes the restructuring of our receivables from Digital Platform amounting to $77.5 million as of December 31, 2006 and sponsorship and advertisement services that we will utilize on Digital Platform infrastructure. Under the agreement, Digital Platform commits to pay amounts due to Turkcell through July 15, 2011 along with the interest in cash and advertisement services. According to the “Restructuring Framework Agreement” and in the context and as an integral part of the agreement, we committed to purchase sponsorship and advertisement from Digital Platform amounting to $99.8 million excluding VAT until July 15, 2011. We also have an agreement related to the corporate group SMS services that we offer to Digital Platform, and an agreement for call center services provided by one of our subsidiary, Global. The total amount of call center service fees and interest charges from Digital Platform was approximately $12.6 million in 2006.

Agreements with Yapi Kredi:

Yapi Kredi, one of the largest commercial banks in Turkey, was one of our shareholders. On September 28, 2005, Cukurova Group transferred its Yapi Kredi shares to Koc Group. Following this transaction the ownership relationship of the Company with Yapi Kredi has been terminated. Yapi Kredi is one of our major collection channels for our postpaid subscribers. Apart from the collection accounts, we also invest cash into time deposits and repo transactions with Yapi Kredi from which we earn interest income. The total amount of interest income earned from Yapi Kredi amounted to $19.6 million for the year ended December 31, 2006.

Agreements with Millenicom Telekomunikasyon Hizmetleri A.S.:

European Telecommunications Holding AG (“ETH”), whose majority shares are owned by Cukurova Group, holds the majority shares of Millenicom Telekomunikasyon Hizmetleri A.S. (“Millenicom Telekomunikasyon”). Millenicom Telekomunikasyon is rendering and receiving call termination and international traffic carriage services for and from the Company. In 2006, the total amount charged by and charged to Millenicom Telekomunikasyon were $8.8 million and $11.9 million, respectively.

Agreements with Superonline:

Superonline was a subsidiary of one of our principal shareholders, the Cukurova Group, through Yapi Kredi and other Cukurova Group companies. Following the transfer of Yapi Kredi shares to Koc Group on September 28, 2005 by Cukurova Group, interest of Cukurova Group in Superonline has decreased. However, Cukurova Group has an option right to buy the shares of Superonline from Yapi Kredi. We have entered into an agreement with Superonline to provide mutual services to each other. According to this agreement, Superonline provides us with dealer automation services, web hosting services, Internet access services, high speed circuit switched data services, wireless application protocol services and unified messaging services. We provide space to Superonline on base station sites to install servers and equipments to increase the performance of Superonline’s system infrastructure.

Global has also agreed to provide call center services to Superonline to provide technical assistance to Superonline subscribers and to facilitate the subscription of new users. The price charged for this service is determined by service level, and computed by commission rates within one percent to eight percent. The total amount of call center services provided to Superonline in 2006 was $1.9 million.

Agreements with Milleni.com:

Milleni.com, one of the active players in the international carrier market, was a subsidiary of Fintur’s subsidiary in Germany prior to the Fintur restructuring in 2002. Fintur had an indirect ownership in Milleni.com through European Telecommunications Holding A.G. (“ETH”). Currently, Cukurova Group, one of our principal shareholders, owns Milleni.com. The business relationship on interconnection between Milleni.com and us was bilaterally terminated as of June 21, 2004. On February 21, 2005, Tellcom and Milleni.com signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com’s switch, in both cases, for onwards transmission to their destinations. The prices vary according to the destination. In 2006, the total amount charged by Milleni.com related to this agreement was $0.9 million.

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of our principal shareholders, Cukurova Group. We entered into a media purchasing agreement with ADD on January 23, 2002; this agreement has been revised in 2003, 2004 and 2005 with similar terms. On September 1, 2006 a revised agreement was signed with ADD and the validity period of the agreement has been extended to August 31, 2008. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties. ADD facilitates the printing of our outdoor advertising banners and campaigns regarding the formation of media purchasing strategies for both postpaid and prepaid brands. Additionally, ADD is a party of the sponsorship and advertisement agreements which are an integral part of the “Restructuring Framework Agreement” signed between us and Digital Platform. The contract prices were determined according to prevailing market prices for media purchasing. The total amount charged by ADD in 2006 amounted to $134.0 million.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Cukurova Group, one of our principal shareholders. We have entered into invoice printing and archiving agreements with Hobim under which Hobim provides us with scratch card printing services, monthly invoice printing services, and manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin. The total amount charged by Hobim related to these contracts in 2006 amounted to $14.6 million.

Agreements with Baytur:

The principal shareholder of Baytur, a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among us, Baytur and the land owner, which is a governmental organization, on October 19, 2004. The agreement amount is $39.7 million and the project is planned to be completed in 2007. In 2006, we paid $16.2 million to Baytur within the scope of this contract.

Betting SA:

Betting SA is incorporated under the laws of Greece and owned by one of the major shareholders of Inteltek. Inteltek signed a service agreement with Betting SA on March 11, 2004 to receive consultancy services including: monitoring operations, providing continuous evaluation of betting, maximizing game revenues of fixed odds betting, and operating fixed odds betting games in an efficient and secure manner. In consideration of such services, Betting SA receives an amount equal to 0.95% of the gross revenues of the fixed odds betting games. In 2006, the total amount charged by Betting SA related to this agreement was $16.0 million.

Agreements with Kyivstar:

The Alfa Group, a minor shareholder of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar. In 2006, the total amount charged by and charged to Kyivstar were $13.5 million and $8.5 million, respectively.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited consolidated financial statements as of December 31, 2005 and 2006, and for each of the years in the two-year period ended December 31, 2006, are included at “Item 18. Financial Statements.”

Legal Proceedings

On January 26, 2007 the Turkish Capital Markets Board (“CMB”) informed Turkcell that Alexey Khudyakov’s current status, as an “observer member” on the audit committee does not satisfy the requirements under Article 25, “Committees Responsible for Auditing” of the CMB Communique Serial: X No: 22. The CMB has stated that steps must be taken urgently so that our Company can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive board member of Turkcell. In March 2007, we have commenced a lawsuit seeking to suspend the execution and to annul the decision of the CMB with respect to Mr. Khudyakov.

During April 2007, Turkcell initiated a lawsuit against the Telecommunications Authority claiming stay of order for and annulment of the Regulation on Mobile Number Portability on the ground that vested rights of Turkcell arising out the concession agreement were violated by the said regulation.

For a discussion of the other various claims and legal actions in which we are involved, please see “Item 18. Financial Statements—Note 30 (Contingencies)”.

Dividend Policy

Prior to the dividend declared with respect to 2003, we had not paid any dividends to our shareholders. We intend to pay dividends and to retain substantially all our cash from operations to fund our capital and other expenditures and to settle our projected liabilities as they fall due. We do not intend to pay interim dividends.

In 2006, we distributed a dividend of TRY 1,018,150,363 from our 2005 distributable income to our shareholders. The dividend was in the form of a 50% cash dividend and a 50% bonus share distribution. The cash dividend in the amount of TRY 509,075,181 was distributed to our shareholders from May 29, 2006 and amounted to TRY 0.274451 per ordinary share. The stock dividend was distributed starting from June 12, 2006 by adding TRY 345,112,659 of the total dividend to our paid-in capital, which corresponded to a 18,605586% share dividend per share.

Subsequently, a bonus share distribution was made on June 12, 2006. The Board of Directors resolved to add the capital inflation adjustment difference of TRY 51,661,781 to the capital and distribute the bonus shares to be issued accordingly. As a result, together with the foregoing bonus dividend distribution corresponding to TRY 0,18605586 bonus share per dividend per share, a total bonus share distribution of TRY 345,112,659 per share then having a nominal value of TRY 345,112,659 was distributed to our shareholders.

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

In accordance with Turkish law, the distribution of profits and the payment of an annual dividend in respect of the preceding financial year is subject to a recommendation which may be made by the Board of Directors each year for approval by the shareholders at the annual general assembly. The Board may decide whether or not to recommend a distribution of profits together with the amount of dividend and the shareholders, through the general assembly, accept or reject such proposal, if any. Dividends are payable on a date proposed by the Board of Directors and determined at the general assembly of shareholders, which date, under the CMB requirements, must be earlier than the end of the fifth month following the end of the preceding financial year. However, the CMB is authorized to designate another deadline for distribution of dividends in any given year.

In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001 shall be merged and each unit of share having a nominal value of TRY 1 shall be issued to represent such shares. Turkcell is currently in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001 to one ordinary share having a nominal value of TRY 1. After the share merger, which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will have a value of 1 TRY. Although the merger process has been finalized, the practical application is to state each share having a nominal value of TRY 1 which is consented by the CMB. Basic and diluted weighted average number of shares and net income per share as of December 31, 2004 are retrospectively changed to reflect each share having a nominal value of TRY 1.

On March 2, 2007, our Board of Directors adopted the resolution below which was approved by the shareholders during the Ordinary General Assembly Meeting, which was held on March 23, 2007. The resolution reads as follows:

1-	As a result of the activities of our Company, pertaining to the period between January 1, 2006 and December 31, 2006, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the CMB Communiqué Serial: XI numbered 25, named “Communiqué Regarding the Accounting Standards in Capital Markets” is TRY 1,270,352,019 and the commercial after tax profit is TRY 1,857,157,840,

2-	The lower of the after tax profits, calculated, in accordance with article 36 of the CMB Communiqué Serial: XI numbered 20, named “Communiqué on Principles Regarding Financial Reporting in Hyperinflationary Periods”, modified by the CMB Communiqué Serial: XI numbered 26 is TRY 1,270,352,019,

3-	TRY 965,226,790 , calculated by subtracting the total profits of our Company’s subsidiaries and the affiliated companies, which have not passed a shareholders resolution regarding dividend distribution or not subject to distribution despite such resolution, amounting to TRY 305,125,229, shall be taken as the basis for dividend distribution,

4-	In accordance with the CMB Communiqué Serial: IV No: 27 on “Principles Regarding Distribution of Dividends and Interim Dividends that Publicly Held Joint Stock Companies are Subject to Regarding the Dividend Distributions” and within the framework of article 466 of the Turkish Commercial Code, 5% of the commercial after tax profit of TRY 1,857,157,840 shall be set aside as the first legal reserve, which amounts to TRY 92,857,892,

5-	TRY 872,368,898 is the distributable profit of the Company, pertaining to year 2006, which is the difference between TRY 965,226,790, as stated in the consolidated financial reports of the Company and TRY 92,857,892 , which is the first legal reserve amount as mentioned hereinabove and TRY 875,367,116, calculated by adding TRY 2,998,218, which is the aggregate amount of the donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

6-	TRY 175,073,423, which is 20%, the percentage, declared by the CMB as the minimum dividend distribution percentage for year 2006, of the first dividend basis, amounting to TRY 875,367,116 shall be distributed as the first cash dividend, and the secondary reserve, amounting to TRY 45,703,978 shall be separated from the rest of the net distributable current year profit,

a. As the total amount of TRY 567,039,784, which shall be distributed in cash, has been obtained by the investment incentive utilized within the scope of the investments made during the period prior to April 24, 2003 and investment allowance withholding has been calculated on the same amount in this regard, it shall be distributed without any withholding tax deductions,

b. In this respect an amount of TRY 0.2577453, net and gross, shall be paid in cash equally to our shareholders, for each share, having a nominal value of TRY 1 (One New Turkish Lira),

The aggregate net amount of cash dividend payment shall be TRY 567,039,784,

7-	TRY 259,625,136 which is the remaining distributable profit after the cash dividend distribution shall be:

a. Regarded as previous years profit and set aside within the Company,

b. As the total of such amount, transferred to 2007 financial year as retained profits, has been obtained by the investment incentive, utilized within the scope of the investments made during the period prior to April 24, 2003 and investment allowance withholding has been calculated on such amount, no withholding tax deductions shall be applicable on such amount in case such amount will be subject to redistribution,

8-	TRY 305,125,229, the aggregate profit of the Company’s subsidiaries and the affiliated companies, which is not subject to distribution shall be left within the Company as the extraordinary reserve,

9-	Cash dividend payment to our Company’s shareholders shall commence on April 16, 2007 and shall continue for 30 days.

10-	The profit of Kibris Mobile Telekomunikasyon Ltd. Sti. pertaining to the financial year 2005 which is in the retained profits and amounting to TRY 5,253,797 shall be transferred to the extraordinary reserve account of the Company, which could be subject to distribution in the upcoming periods, in accordance with the principles of the Capital Markets Board.

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

For the year ended on December 31, 2005, taxes and reserves on 2005 profit were computed based on the statutory financial statements prepared in accordance with Turkish tax laws which may differ significantly from our IFRS accounts.

The CMB determined that starting with the accounting period ended December 31, 2006, the minimum dividend distribution should be at least 20% for year 2006. This distribution can be in cash or in the form of bonus share distribution provided that it will not be less than 20% of the distributable dividend or both in cash and in the form of bonus share distribution according to the general assembly resolutions of the companies.

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

As of January 1, 2005, the Republic of Turkey adopted the New Turkish Lira (“TRY”). One (1) New Turkish Lira is equal to 1,000,000 Turkish Lira. 2005 was a transition period during which both TRY and TL were freely used. However, as of the beginning of 2006, TRY is now the only legal currency in Turkey. In order to comply with this new legal and economic environment, it was decided at our Annual General Assembly held on April 29, 2005, to amend the nominal value of our ordinary shares and define our ordinary shares in TRY by amending Article 6 of our Articles of Association. Upon such amendment, the nominal value of one Company ordinary share, which was previously TL1,000, became TRY1, which is also equal to 1 unit on the Istanbul Stock Exchange. This revaluation of our ordinary shares resulted in the formation of fractional shares, which have not yet been merged into whole ordinary shares. Therefore, in general, we give the nominal value of the ordinary shares owned rather than the units or fractional units thereof.

American Depositary Shares, or ADSs, are traded on the NYSE under the symbol “TKC”, and currently two ADS’s represent five of our ordinary shares. Our ordinary shares are traded on the Istanbul Stock Exchange under the symbol “TCELL.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by Morgan Guaranty Trust Company of New York, as Depositary under a Deposit Agreement, executed in July 2000, among us, Morgan Guaranty Trust Company of New York and registered holders from time to time of ADRs. ADRs were first issued in July 2000. On April 29, 2005, we modified the ratio of our ordinary shares per American Depositary Share from 2,500 ordinary shares per ADS to a new ratio of two ADS’s to five shares in connection with the redenomination of the Turkish Lira and the change of the nominal value of the Turkcell ordinary share.

Beginning from January 1, 2006, capital gains realized without meeting a one year holding period are subject to a withholding tax in Turkey. As of July 7, 2006, a provision was added to article 1/a of the Code numbered 5527 stating that foreign-based taxpayers, natural persons and corporations are subject to 0% tax. See “Item 10.E. Taxation”.

The table below sets forth, for the periods indicated, the reported high and low closing quotations (as extracted from Bloomberg) on the New York Stock Exchange and Istanbul Stock Exchange. All quotations have been adjusted to take into account all dividends we have issued in the form of shares.

	New York Stock Exchange ($ per ADS)(1)		Istanbul Stock Exchange (TRY per Ordinary Share)
	High	Low	High	Low
Annual information for the past five years
2006	16.14	9.72	8.28	5.30
2005	13.41	10.22	7.30	5.08
2004	12.13	5.42	5.95	2.80
2003	6.03	2.48	3.08	1.61
2002	5.06	2.29	2.75	1.27
Quarterly information for the past two years 2006
First Quarter	16.14	12.95	8.28	6.53
Second Quarter	15.84	10.06	7.40	5.30
Third Quarter	13.30	9.72	7.70	6.05
Fourth Quarter	14.72	12.24	7.90	6.30
2005
First Quarter	13.22	10.26	6.83	5.08
Second Quarter	11.60	10.22	5.95	5.08
Third Quarter	12.88	10.45	6.78	5.48
Fourth Quarter	13.41	10.58	7.30	5.44
Monthly information for most recent six months
November	14.72	12.25	7.75	6.30
December	13.49	12.24	7.15	6.45
January	14.68	12.70	7.90	6.65
February	14.80	13.10	7.80	7.15
March	13.69	12.70	7.40	6.80
April (as of April 6, 2007)	14.02	13.21	7.70	6.90

(1)	Share prices have been revised to reflect the ADR ratio change for our American Depositary Receipt (ADR) program, which became effective on April 29, 2005. In connection with the redenomination of the Turkish Lira and the change of the nominal value of the Turkcell ordinary share, the Turkcell ADR ratio was changed from the existing ratio of one (1) ADS to two thousand five hundred (2,500) ordinary shares to a new ratio of two (2) ADS’s to five (5) tradable shares.

Fluctuations in the exchange rate between the Turkish Lira and the US dollar will affect any comparisons of ordinary share prices and ADS prices.

On April 6, 2007, the closing price per ordinary share on the Istanbul Stock Exchange was TRY 7.70 and per ADS on the NYSE was $14.02.

The Depositary confirmed that we had 57,764,221 ADRs outstanding as of the close of business December 31, 2006. We had 57,764,221 ADRs outstanding as of the close of business March 31, 2007.

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

Board Members’ Interest

The TCC forbids a board member to enter into a transaction with us in any area relating to our business either on the board member’s own behalf or on behalf of someone else, thus preventing the abuse of duty by board members and protecting our interests (TCC Article 334). Our general assembly may, however, authorize our board members to enter into these types of transactions through a specific provision in our articles of association, or our general assembly may grant such a right on a yearly basis. On March 23, 2007 such authorization was granted by our general assembly.

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

Under TCC Article 335, board members are barred from participating in similar commercial activities outside our company. Board members cannot become shareholders with unlimited liability in or become board members of companies active in similar types of business. Our general assembly may, however, authorize our board members to enter into these types of transactions through a specific provision in our articles of association or our general assembly may grant such a right on a yearly basis. On March 23, 2007 such approval was given by our general assembly.

Compensation

Any compensation payable to board members shall be determined by our general assembly. The Board of Directors has no authority to determine compensation. On May 22, 2006, the general assembly decided to only compensate our independent board member in the yearly net amount of €100,000. Our other board members did not receive any compensation.

Borrowing Power

So far as the relevant provisions of Turkish law allow, the board members can exercise our powers to borrow money or give any form of guarantee or obligation relating to us or any third party. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the Capital Markets Board, or CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly.

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

Dividend Distribution and Allocation of Profits

Our Board of Directors recommends annual dividends, which then must be approved by our shareholders at their annual general assembly. Dividends are payable on a date determined at the annual general meeting upon the proposal of our Board. Under current rules, the Board of Directors may decide whether or not to recommend a distribution of dividends and our shareholders at our annual general meeting may decide whether or not to distribute dividends in any year. Under the current CMB rules, the ratio of the first dividend must be specified in the articles of association but for the dividend distribution to be made with regard to year 2006, the minimum dividend should be 20% of the net profit remaining after deduction of statutory reserve fund, taxes, funds, financial payments, and losses accrued from preceding years, if any, from the profit of such fiscal period. As per CMB rules, dividends may be distributed to shareholders in cash or bonus shares or, upon the general assembly’s decision, may be retained by the company. The CMB is entitled to request a publicly held company to distribute its dividends in cash, provided that such request is served before the agenda of the general assembly meeting is published. Under the CMB rules, if a public company decides not to distribute the first dividend, the corresponding amount shall be set aside as a special reserve. Accordingly, we may freely determine the amount of dividends to be distributed, subject to the requirements of our articles, the CMB and the Turkish Commercial Code.

Any cash dividend distribution must be completed by the end of the fifth month following the fiscal year, unless decided otherwise by the Capital Markets Board. Dividends are payable in cash or by transfer to an account of the shareholder with a bank in Turkey against delivery to our office in Turkey of the relevant dividend coupon attached to the share certificate representing the relevant shares. If dividends are distributed in the form of bonus shares by means of a bonus issue, the registered value representing the bonus shares shall be transferred to the shareholders’ accounts no later than six months after the end of the fiscal year, unless decided otherwise by the Capital Markets Board. Entitlement of shareholders to dividends remains in effect for a period of five years following the date of the general assembly approving such distribution, after which time they are transferred to the Turkish government.

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

Legal and actual dematerialization of the share certificates commenced on November 28, 2005.

Beginning from November 28, 2005, it is prohibited for the companies listed in the ISE to issue new share certificates, bonus or not, as a result of capital increases. The new share certificates arising out of capital increases shall be transferred to the accounts of the rightful owners by registration.

It is obligatory for non-public registered share certificates that are not dematerialized and that are kept physically by their rightful owners to be delivered to our Company (“Issuer”) for their registration with the “Central Registry Agency” by December 31, 2007.

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

As per article 6 titled “Share Capital” of the Articles of Association of the Company, the Code numbered 5083 Regarding the Currency Unit of Turkish Republic Government and the Code numbered 5274 Regarding the Amendment of Turkish Commercial Code, the share capital of the Company has been made compatible with the New Turkish Lira and such resolution was approved at the Ordinary General Assembly Meeting on 29 April 2005.

Provisions regarding the nominal values of the share certificates of the Company are regulated in the temporary article of the Company’s Articles of Association and such article was approved at the Ordinary General Assembly Meeting on 29 April 2005. The temporary article reads as follows:

As per the Code numbered 5274 Regarding the Amendment of Turkish Commercial Code, in order to increase the nominal value of the shares to 1 (One) New Turkish Liras, 1,000 (One thousand) units of shares, each having a nominal value of 1,000 (One thousand) Turkish Liras shall be merged and 1 (One) unit of share having a nominal value of 1 (One) New Turkish Liras shall be issued to represent such shares. Fraction receipt shall be issued for the shares that could not be complemented up to TRY 1. In relation to such change, the shareholders’ rights arising out of their shares are reserved. Concerning such transaction, the 1st, 2nd, 3rd and 4th series of share certificates, which represent the existing share capital, shall be merged in the 5th series. In connection with the transactions of share change and merger of series, the shareholders’ rights arising out of their shares are reserved.

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

Under the Amending Law, all authorities of the Ministry of Transportation relating to concession or license agreements or general permissions were transferred to the Telecommunications Authority. Furthermore, under the Authorization Regulation Regarding Telecommunication Services and Infrastructure Regulation, the Telecommunications Authority must be notified in case of any share transfers within one month of the transfer of shares at the latest and in the event that the share transfer results in change in control, such transfer of our shares by any of our shareholders should be realized with the written permission of the Telecommunications Authority.

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

General Assemblies

Our general assemblies are normally held at our head office in Istanbul. We hold our annual general assembly within four months of the end of each financial year, which in our case is the calendar year, in accordance with the CMB rules. Extraordinary general meetings may be convened by our Board of Directors, or upon the request of our shareholders representing at least 5% of our share capital, or upon the request of our statutory auditors.

The following matters are required by the TCC and our articles of association to be included on the agenda of each of our annual general assembly:

•	review of the annual reports of our Board of Directors and the auditors;

•

the approval, amendment or rejection of the balance sheet and profit and loss account prepared for the preceding financial year, the release of our Board of Directors and statutory auditors from liability in respect of actions taken by them in the preceding financial year, and the proposals of our Board of Directors for the allocation and distribution of any of our net profits;

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

Any shareholder holding any of our shares and wishing to attend our general assemblies in person must deposit a share certificate at our head office or a bank not less than a week before the date of the meeting in order to obtain an entry permit for that meeting. Holders of the non-public registered shares in our share book of registered shares need not comply with such requirement to attend a general assembly. Any shareholder not wishing to attend any such general assembly in person may appoint another person as a proxy.

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

Below is a summary of the significant differences between our corporate governance practices and those that would apply to US companies under the NYSE corporate governance rules:

NYSE Corporate Governance Rule for US Issuers	Our Practice
Listed companies must have a majority of independent directors.	The CMB Principles require that at least one third of board members (and in any case at least two members) be independent according to the criteria set forth therein. We currently have one member of our Board of Directors that is deemed to meet the “independence” standards of both the SEC and the CMB Principles. This member of our Board of Directors does not meet the independence standard set forth in the NYSE corporate governance rules, except for NYSE Rule 303A.06, and does not constitute a majority of our board.

The non-management directors of each company must meet at regularly scheduled executive sessions without management.	Turkish law does not make any distinction between management and non-management directors. Members of the board who are not also members of management do not meet in regularly scheduled executive sessions.

NYSE Corporate Governance Rule for US Issuers	Our Practice

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that provides for (i) minimum duties, which are to identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and (ii) an annual performance evaluation of the committee

On June 23, 2004 our Board of Directors established a Corporate Governance Committee. Our Corporate Governance Committee has a written charter specifying its duties. According to the CMB Principles, which operate on a “comply or explain” basis, only committees’ chairs are required to be independent as defined by the Principles themselves. We have not elected a chairman for our Corporate Governance Committee.

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

Our audit committee has two members, in accordance with Turkish practice: Mr. Colin J. Williams and Mr. Alexey Khudyakov. Mr. Williams chairs the committee and is considered independent under the US Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the US Securities and Exchange Commission, the applicable rules of the New York Stock Exchange and the Turkish CMB Corporate Governance Principles. Mr. Khudyakov is an observer on the audit committee and is not considered independent under the US Sarbanes-Oxley Act of 2002 and rules promulgated thereunder. On January 26, 2007 the CMB informed us that Mr. Khudyakov’s status as an “observer member”, on the audit committee does not satisfy the requirements under Article 25, “Committees Responsible for Auditing” of the CMB Communique Serial: X No: 22. The CMB has stated that steps must be taken urgently so that Turkcell can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive board member of Turkcell. In March 2007, we have commenced a law suit seeking to suspend the execution and to annul the decision of the CMB. Mr. Williams and Mr. Khudyakov are non-executive

NYSE Corporate Governance Rule for US Issuers	Our Practice
board members as required by the CMB Communiqué Serial:X No: 19 (since June 12, 2006, Communiqué Serial:X No: 22) which is binding upon public companies in Turkey. Under Turkish law, our entire Board of Directors is responsible for all decisions; as a result the audit committee’s duties are advisory rather than mandatory. Pursuant to Turkish law, our external auditor is nominated by the Board of Directors and approved by our general assembly of shareholders.

The audit committee has revised its charter, effective June 20, 2005 and reviewed both “Turkcell Common Values and Business Ethics Document” and “Implementation of Turkcell Common Values and Business Ethics Rules” in order to comply with the requirements of applicable CMB legislation and Exchange Act Rule 10A-3 and NYSE 303A.06. There has been a second revision, effective July 21, 2006 to reconsider membership criteria. Our audit committee charter satisfies the requirements of the CMB. The charter does not provide for:

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

10.C Material Contracts

We are not a party to any material contracts other than those entered into in the ordinary course of business, except with regard to the settlement of certain legal disputes. For information regarding these settlements, please see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings” and “Item 18. Financial Statements-Note 30 (Contingencies)”.

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

10.E Taxation

The following discussion is a summary of certain material Turkish and United States federal income tax considerations relating to the ownership and disposition of our shares or ADSs. The discussion is based on current law and is for general information only. The discussion does not address all possible tax consequences relating to the ownership and disposition of shares, or ADSs, and holders are urged to consult their tax advisors regarding the applicable tax consequences of holding and disposing of the shares or ADSs based on their particular circumstances. In particular, the discussion is not addressed to:

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

Beginning from January 1, 2006, capital gains which have been realized without meeting a one-year holding period are subject to a 10% withholding tax. However, the withholding tax rate applicable to non-resident entities or individuals such as US Holders of Turkcell shares has been reduced to 0% beginning from July 7th, 2006.

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

Corporate Taxation

A corporation that has its legal or business center in Turkey (a “Resident Corporation”) is subject to a corporate tax, which is levied at a rate of 20% on such corporation’s taxable income for 2006 and after. Resident Corporations are required to pay an “advance corporation tax” on a quarterly basis. The applicable advance corporate tax rate is 20% in 2006 and 2007.

Some corporate taxpayers, such as Turkcell, continue to benefit from the old investment allowance regime where such taxpayers are subject to a 19.8% corporate withholding tax on corporate tax-exempt income, regardless of whether dividends are distributed. Law No. 4842 modified the investment allowance regime effective from April 24, 2003, however, taxpayers like Turkcell still benefit from the regime pursuant to Investment Incentive Certificates obtained prior to the enactment of the Law No 4842. For those dividends distributed to shareholders from the corporate tax-exempt income, which was already taxed through corporate withholding tax at the rate of 19.8% as described above, no additional withholding tax is applied to such dividend distributions. However, dividends corresponding to exempt income from the incentive certificates issued on and after April 24, 2003 will be subject to 15% withholding tax as any other distribution.

As a result of the reduction of the corporate tax rate to 20%, the investment allowance regime was abolished beginning from January 1, 2006. Tax payers have the option to utilize carryforward investment allowances in the 2006, 2007, and 2008 tax years, provided that the corporate tax rate to be applied is 30% rather than 20% . Investment allowance carryforwards that have not been used by 2008 will expire.

Taxation of Dividends

In the event that a Resident Corporation distributes dividends to individual shareholders (resident or non-resident), or to non-resident corporations that do not have a permanent establishment (fixed place of business or permanent representative) in Turkey (and subject to rate-reducing provisions in applicable bilateral tax treaties), a 15% withholding tax is payable by the Resident Corporation on behalf of its shareholders. In the event that Resident Corporations distribute dividends to resident legal entities or to non-resident legal entities that have a permanent establishment in Turkey, such distributions are not subject to withholding tax.

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax within the recipient corporations. Dividends in cash received by resident individuals from Resident Corporations are subject to withholding tax at the rate of 15% in 2006 (as discussed above) and must file an annual income tax declaration. The withholding tax offsets the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeds TRY 18,000 in 2006 and TRY 19,000 in 2007 .

However, for those cash dividends that are distributed from the corporate tax-exempt income (i.e., investment tax benefit) of the dividend distributing company, the dividend income to be declared is to be computed using the following formula: “[net cash dividend corresponding to the corporate exempted income + (net cash dividend corresponding to the corporate exempted income/9)] * 50%.” However, in such a case 20% of the income so declared is offset against the income tax computed at the income tax declaration.

Under the Income Tax Treaty between the United States of America and the Republic of Turkey, signed March 28, 1996 (the “Treaty”), the withholding tax rate is limited to 20% (including the surcharges on dividends paid by a Turkish Resident Corporation) of the gross amount of the dividends unless the beneficial owner of shares is a company which owns at least 10% of the voting stock of the company paying the dividends (in which case the rate would be limited to 15%). Because the current withholding tax rate applicable to publicly traded corporations, such as Turkcell, is only 15%, the Treaty does not affect the current rate of Turkish withholding tax for US holders. Cash dividends paid on the ordinary shares or ADSs to a US holder that does not have a permanent representative or place of business in Turkey will not be subject to taxation in Turkey, except in respect of the 15% income withholding tax discussed in the previous section. Dividends distributed from corporate tax-exempt income (i.e., investment tax benefit) will not be subject to further withholding tax or an income declaration by the US holder.

The distribution of dividends in kind (i.e., bonus shares) is not subject to withholding tax and such dividends in kind are not subject to an income declaration.

Taxation of Capital Gains

Gains realized by Residents

For shares acquired on or after January 1, 2006;

Gains realized by resident individuals on the sale of shares traded on the Istanbul Stock Exchange (such as Turkcell shares) or ADSs that represent shares traded on the Istanbul Stock Exchange (such as Turkcell ADSs) to residents or non-residents are exempt from income tax, provided that the holding period of such shares or ADSs exceeds one year. Where this holding period has not been met, there should be a 10% withholding tax from the gains derived from capital gains starting from July 23, 2006. This withholding tax rate was 15% for the period from January 1, 2006 to July 23, 2006.

Gains realized by Resident Corporations on the sale of shares or to residents or non-residents must be included in corporate income and are subject to the applicable corporate tax. However, if a one-year holding period is met, the Resident Corporation can benefit from exemption.

For shares acquired before January 1, 2006;

Capital gains derived from shares held by an investor over 3 months are not subject to any taxation. Where this holding period has not been met, capital gains are computed by deducting the original cost of the shares or ADSs, after the application of a “cost adjustment” (which uses the Wholesale Price Index determined by the Turkish Statistical Institute to eliminate gain arising solely from inflation), from the amount received upon the sale or disposition of the shares or ADSs. If the Wholesale Price Index exceeds 10% during the holding period except for the month of disposal, the taxpayer can use cost adjustment for calculating his/her tax base. Total capital gains are subject to declaration on the income tax return if they exceed 19.000 TRY.

Gains realized by US holders

For the period from January 1, 2006 to July 7, 2006, capital gains realized without meeting a one year holding period are subject to a 15% withholding tax. US holders that do not have a permanent establishment in Turkey are exempt from Turkish tax on capital gains generated from the sale of shares quoted on an exchange, such as Turkcell shares, under Article 13 of the Treaty. US resident legal entities having a permanent establishment (fixed place of business or permanent representative) in Turkey generally are subject to tax in Turkey on capital gains arising from the sale of such shares and should consult their own Turkish tax advisors as to the rules applicable to them. As of July 7, 2006, the withholding tax rate applicable to non resident holders of shares has been reduced to 0%.

US Holders, who invest via ADSs will not have to comply with any procedures to avoid withholding tax, since gains derived from Turkcell ADSs are not generated in Turkey. However, US Holders who hold their shares directly in Turkey must comply with certain procedures to establish their exemption from Turkish capital gains withholding tax and are urged to consult their own tax advisors in this regard.

In addition, certain rules and procedures may need to be complied with in order to avoid Turkish withholding tax upon the conversion of ADSs to shares and from shares to ADSs in Turkey. US Holders are urged to consult their own tax advisors in this regard.

Taxation of Investment and Mutual Funds

The gains realized from portfolio investment activities by resident Investment and Mutual Funds are exempt from corporate tax but are subject to income withholding tax for the gains of stocks held and bonds/bills issued before January 1, 2006. Withholding tax rates are as follows:

•	if the institutions maintain a minimum of 25% of their portfolios invested in Turkish equity shares on a monthly weighted average basis, the applicable rate of withholding tax is 0%; and

•	if the percentage of the Turkish equity shares in the portfolios of such institutions is below 25% at any month during the year, the applicable rate of withholding tax is 10%.

A nonresident Investment or Mutual Fund may also qualify for this taxation regime if it appoints a permanent representative in Turkey, registers with the Turkish tax office, maintains legal books and meets the other tax requirements in Turkey for the gains derived from the shares held and bonds/bills issued before January 1, 2006. In such a case only the portion of the portfolio that is assigned into Turkey would be used in calculation of the 25% threshold.

For gains realized by resident funds derived from shares held and bonds/bills issued after January 1, 2006, the withholding tax rate is 15% for the period of January 1, 2006 to July 23, 2006 and 10% for July 24, 2006 to September 30, 2006. No withholding tax applies from October 1, 2006 at the fund level, but from this date gains derived from participation certificates are subject to a 10% withholding tax if the investor is a resident.

Stamp Taxes

According to the Turkish Stamp Tax Law (Law No. 488), all agreements and documents specified in the law with a monetary value indicated thereon are subject to a stamp tax with rates from 0,15% to 0,75%, which is calculated on the aggregate amount of such agreement or document up to a maximum of TRY 878,000 per original in 2006 and TRY 948,000 per original in 2007.

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

Any dividend paid in New Turkish Lira, including the amount of any Turkish taxes withheld therefrom, will be includible in your gross income in an amount equal to the US dollar value of the Turkish Lira calculated by reference to the spot rate of exchange in effect on the date the dividend is received by you, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the Turkish Lira are converted into US dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into US dollars will be treated as US source ordinary income or loss. Special rules govern and specific elections are available to accrual method taxpayers to determine the US dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

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

The US Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits or reduced tax rates in respect of qualified dividends by US holders of ADSs. Accordingly, the discussion above regarding the creditability of Turkish withholding tax on dividends or the availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, amongst other things, the US holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend income has been paid are readily tradable on an established securities market in the United States or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares and ADSs should constitute qualified dividend income for US federal income tax purposes, and we anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each US holder of shares or ADSs is urged to consult its own tax advisor regarding the availability to it of the reduced dividend tax rate in light of its own particular situation and regarding the computations of its foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

Sale, Exchange or other Disposition of Shares or ADSs

Upon the sale, exchange or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in your shares or ADSs (as determined in US dollars). Gain or loss upon the disposition of shares or ADSs generally will be US-source gain or loss, and will be treated as long term capital gain or loss if, at the time of the disposition, the holding period for the shares or ADSs exceeds one year. If you are an individual, any capital gains generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Your basis in your shares or ADSs must be adjusted to take into account any bonus shares received. To determine your adjusted basis, you are required to allocate your adjusted tax basis in the shares or ADSs you held as of the date the bonus shares were distributed between (x) your shares or ADSs and (y) the bonus shares you receive, in proportion to their relative fair market values immediately after the distribution. The holding period for bonus shares received will begin with the date that the shares or ADSs with respect to which the bonus shares were distributed were acquired. US holders of shares or ADSs are urged to consult their own tax advisors to determine the exact consequences to them of the receipt and sale of the bonus shares for US and other applicable tax purposes.

The surrender of ADSs in exchange for shares pursuant to the Deposit Agreement governing the ADSs will not be a taxable event for US federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

Passive Foreign Investment Company Status

We currently believe that we were not a passive foreign investment company (a “PFIC”) for the taxable year ended December 31, 2006, for US federal income tax purposes. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. A non-US corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares and ADSs.

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

Market risk sensitive instruments consist of loans denominated in foreign currencies (substantially in US dollars) totaled to $639.6 million, representing the majority of total indebtedness as of December 31, 2006.

To manage our foreign exchange risk more efficiently, in 2006, we entered into structured forward transactions and option contracts. As of December 31, 2006, we do not have outstanding structured forward and option contracts either to buy US dollar against TRY or to sell US dollar against TRY.

In 2006, net foreign exchange losses amounted to $41.3 million resulting from the impact of realized forward and option transactions and transaction related foreign exchange effects.

As of April 6, 2007, we have outstanding structured forward contracts amounting to notional $558.1 million to buy US dollar against TRY and notional $200.0 million to sell US dollar against TRY.

In order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we enter into option transactions to buy or sell certain currencies. Option contracts allow us to either hedge our exposure or collect premiums depending on their types.

As of April 6, 2007, we have bought $70 million notional of USD/TRY call option with an average tenor of 30 days and $25 million notional of USD/TRY put option with an average tenor of 10 days. We have sold $150 million of USD/TRY call option with an average tenor of 7 days, $25 million of USD/TRY put option with an average tenor of 10 days, $25 million of USD/SEK call option with an average tenor of 4 days, and €25 million of EUR/USD put option with an average tenor of 4 days.

The basis for our sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all our assets and liabilities denominated in foreign currencies, both short-term and long-term purchase contracts. This analysis excludes net foreign currency investments. It is estimated that a general increase of 15% point in the value of TRY against other foreign currencies would have decreased our profit before income tax by approximately $53.9 million for the year ended December 31, 2006. These assumptions above are hypothetical and the actual results may differ substantially from the projected figures.

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

Interest Rate Risk Management

We are exposed to variations in interest rates primarily in euro, US dollars and TRY denominated debt and investments, which may affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk) and also cause changes in the values of interest bearing assets, which are already in the balance sheet.

We manage interest rate risk by financing non-current assets with long term debt with both fixed and variable interest rates and equity.

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2006							December 31, 2005
	Effective interest rate	Total carrying amount	2007	2008	2009	2010 thereafter	Fair Value	Effective interest rate	Total carrying amount	2006	2007	2008	2009 thereafter	Fair Value
Fixed rate instruments
Secured bank loans
USD fixed rate loans		—	—	—	—	—	—	6.00%	56.4	56.4	—	—	—	56.4
Unsecured bank loans
USD fixed rate loans		—	—	—	—	—	—	10.40%	32.5	32.5	—	—	—	32.5
EUR fixed rate loans		—	—	—	—	—	—	11.70%	10.7	10.7	—	—	—	10.7
Finance lease obligations	9.90%	—	—	—	—	—	—	8.10%	2.9	2.9	—	—	—	2.9

		—	—	—	—	—	—		102.5	102.5	—	—	—	102.5

Variable rate instruments
Secured bank loans
USD floating rate loans	11.70%	335.3	335.3	—	—	—	335.3	9.30%	129.8	129.8	—	—	—	129.8
Euro floating rate loans	4.40%	107.8	—	107.8	—	—	107.8	8.00%	147.9	147.9	—	—	—	147.9
Unsecured bank loans														—
USD floating rate loans	7.80%	190.8	190.8	—	—	—	190.8	7.60%	234.3	177.5	56.8	—	—	234.3
Euro floating rate loans	4.40%	5.7	—	5.7	—	—	5.7		—	—	—	—	—	—
TRY floating rate loans		—	—	—	—	—	—	15.90%	42.8	20.4	12.7	9.7	—	42.8

		639.6	526.1	113.5	—	—	639.6		554.8	475.6	69.5	9.7	—	554.8

As of December 31, 2006 interest on our assets was fixed excluding our floating rate note holdings. Our holdings of Turkish government floating rate notes carry a face value of TRY 25.1 million with an overnight return of 20.10%. We are not exposed to interest rate risk on our financial assets, apart from our floating rate notes, as of December 31, 2006.

As of April 6, 2007 interest on our assets were fixed excluding our floating rate note holdings. Our holdings of Turkish government floating rate notes carry a face value of 10 million TRY with on overnight return of 20.10%. Therefore, we are not exposed to interest rate risk on our financial assets, apart from our floating rate notes.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest bearing investments and interest bearing debts. When we assume a 1% increase in interest rates for all maturities from their levels as of December 31, 2006, with all other variables held constant, our profit before income tax would decrease by $17.1 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

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

(b) Management’s Annual Report on Internal Control Over Financial Reporting. The Management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2006. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The management of Turkcell assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based upon criteria set forth by Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework.

This assessment identified the following “material weakness” (as defined by the Public Company Accounting Oversight Board or “PCAOB” in its Auditing Standard No. 2 “An Audit of Internal Control over Financial Reporting Performed in Conjunction with an Audit of Financial Statements” (“Auditing Standard No. 2”)) in internal control over financial reporting as of December 31, 2006:

The Company did not maintain effective IT general controls over access to revenue related IT systems to monitor the shared user mechanism and usage, especially the existence of privileged system users in IT systems over revenue process. This control deficiency did not result in an adjustment to the interim or annual consolidated financial statements of Turkcell as of December 31, 2006.

Remediation of Material Weaknesses in Internal Control over Financial Reporting;

The Company is in the process of remediating the material weakness as part of a Security Surveillance Project by enforcing restrictions on shared user accounts and establishing security precautions for monitoring the access of unauthorized personnel to the related IT systems.

Because of the material weakness described above, management concluded that, as of December 31, 2006, our internal control over financial reporting was not effective based on the criteria set forth in Internal Control—Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by KPMG, an independent registered public accounting firm, as stated in its report.

(c) Attestation Report of the Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Turkcell Iletisim Hizmetleri A.S.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Turkcell Iletisim Hizmetleri A.S. (the “Company”) did not maintain effective internal control over financial reporting as of December 31, 2006 because the Company did not maintain effective Information Technology (“IT”) general controls over access to IT systems in revenue process, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the interim or annual financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment as of December 31, 2006: The Company did not maintain effective IT general controls over access to revenue related IT systems to monitor the shared user mechanism and usage, especially the existence of privileged system users in IT systems over revenue process. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet, and related consolidated statements of income, recognized income and expenses, and cash flows of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries as of and for the year ended December 31, 2006. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and this report does not affect our report dated April 20, 2007, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by COSO.

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after December 31, 2006, relative to the aforementioned material weakness in internal control over financial reporting.

KPMG Cevdet Suner Denetim ve

Yeminli Mali Musavirlik A.S.

April 20, 2007

Istanbul, Turkey

(d) Changes in Internal Control Over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Currently no independent audit committee member, is an “audit committee financial expert” as defined in Item 16A of Form 20-F because, after self-evaluation our audit committee members did not consider themselves, individually, as an “audit committee financial expert”. However, both our audit committee members and our board of directors consider that our audit committee members are qualified to carry out their duties on the audit committee.

ITEM 16B.    CODE OF ETHICS

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and other executive officers and financial officers. This code of ethics is posted on our website, www.turkcell.com.tr.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Cevdet Suner Denetim ve Yeminli Mali Musavirlik A.S. (“KPMG”) has served as our independent public accountants for each of the financial years in the two-year period ended December 31, 2006, for which audited financial statements appear in this annual report on Form 20-F. The Annual General Meeting elects the auditors annually.

The following table presents the aggregate fees for professional services and other services rendered by KPMG to us in 2006 and 2005.

	2006 $m	2005 $m
Audit Fees(1)	3.6	2.3
Audit-Related Fees(2)	—	0.1
Tax Fees	—	—
All Other Fees(3)	—	—
Total	3.6	2.4

(1)	Audit Fees consist of fees billed for professional services rendered for the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.
(3)	All Other Fees consist of fees billed for products and services other than services provided under Audit Fees, Audit-Related Fees and Tax Fees.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has determined that all work performed for us by our external auditors for the year 2006 will be approved in advance by our audit committee and, therefore, has not adopted blanket pre-approval policies and procedures.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES	OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any affiliated purchaser made any purchases of our ordinary shares during the fiscal year ended December 31, 2006.

ITEM 17. FINANCIAL	STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.    FINANCIAL STATEMENTS

The consolidated financial statements of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries as of December 31, 2006 and 2005, and for each of the years in the two-year period ended December 31, 2006, with the Independent Registered Public Accounting Firm’s Report thereon, are filed as part of this annual report, as follows:

ITEM 19.	EXHIBITS

EXHIBIT NUMBER		DESCRIPTION
1.1*	—	Articles of Association of Turkcell Iletisim Hizmetleri A.S.

8.1	—	Subsidiaries of Turkcell.

12.1	—	Certification of Sureyya Ciliv, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	—	Certification of Serkan Okandan, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	—	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	—	Consent of Independent Registered Public Accounting Firm.

15.2	—	Consent of Independent Registered Public Accounting Firm.

*	Previously filed as an exhibit to Turkcell’s Form 20-F filed on April 13, 2006.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Turkcell Iletisim Hizmetleri A.S.:

We have audited the accompanying consolidated balance sheets of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries (the “Group”) as of December 31, 2006 and 2005, and the related consolidated statements of income, recognized income and expense, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Fintur Holdings B.V. (“Fintur”), a 41.45 percent owned equity accounted investee company. The Group’s investment in Fintur at December 31, 2006 and 2005 was $376,272 thousand and $290,412 thousand, respectively, and its share of profit of Fintur was $81,284 thousand and $68,234 thousand for the years 2006 and 2005, respectively. The consolidated financial statements of Fintur were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Fintur, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Turkcell Iletisim Hizmetleri A.S.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 20, 2007 expressed an unqualified opinion on management’s assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

International Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

KPMG Cevdet Suner Denetim ve

Yeminli Mali Musavirlik A.S.

April 20, 2007

Istanbul, Turkey

Report of Independent Registered Public Accounting Firm

To the Shareholders and

Board of Directors of Fintur Holdings B.V.

We have audited the consolidated balance sheets of Fintur Holdings B.V. (“Fintur” or the “Company”) and its subsidiaries as at 31 December 2006 and 2005 and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fintur and its subsidiaries as at 31 December 2006 and 2005 and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards.

As discussed in Note 21 to the consolidated financial statements, GSM Kazakhstan LLP OAO Kazakhtelecom (“Kcell”), the subsidiary of Fintur Holdings B.V. is currently subject to an investigation conducted by the Committee for Competition Protection of the Ministry of Industry and Trade of the Republic of Kazakhstan into the Kcell’s compliance with the antimonopoly legislation during the period from 1 January 2004 to 31 October 2005. Since the outcome of the investigation is uncertain and the amount of the claim if there will be any, can not be estimated reliably, no provision has been made in the consolidated financial statements.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

Basaran Nas Bagimsiz Denetim ve

Serbest Muhasebeci Mali Musavirlik A.S.

a member of

PricewaterhouseCoopers

Mert Tuten, SMMM

Istanbul, 22 March 2007

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

As at 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2006	2005
Assets
Property, plant and equipment	11	1,916,991	2,142,710
Intangible assets	12	1,234,668	1,298,055
Investments in equity accounted investees	13	523,840	290,412
Other investments	14	35,095	29,395
Due from related parties	31	72,506	80,894
Other non-current assets	15	121,465	16,476
Deferred tax assets	16	3,052	2,940

Total non-current assets		3,907,617	3,860,882

Inventories		11,018	8,910
Other investments	14	61,733	23,287
Due from related parties	31	66,101	66,312
Trade receivables and accrued income	17	318,973	321,102
Other current assets	18	125,653	126,451
Cash and cash equivalents	19	1,598,640	808,153

Total current assets		2,182,118	1,354,215

Total assets		6,089,735	5,215,097

Equity
Share capital	20	1,636,204	1,438,966
Share premium	20	434	434
Reserves	20	(4,884)	84,590
Retained earnings	20	2,394,838	2,102,537

Total equity attributable to equity holders of the Company		4,026,592	3,626,527

Minority interest	20	91,375	63,794

Total equity		4,117,967	3,690,321

Liabilities
Loans and borrowings	22	113,503	79,165
Employee benefits	23	17,648	16,600
Other non-current liabilities		8,683	6,417
Deferred tax liabilities	16	196,260	89,964

Total non-current liabilities		336,094	192,146

Bank overdraft	19	285	—
Loans and borrowings	22	526,083	578,105
Income taxes payable	10	309,470	60,864
Trade and other payables	26	579,421	530,875
Due to related parties		6,844	6,180
Deferred income	24	184,337	123,613
Provisions	25	29,234	32,993

Total current liabilities		1,635,674	1,332,630

Total liabilities		1,971,768	1,524,776

Total equity and liabilities		6,089,735	5,215,097

The notes on page F-9 to F-75 are an integral part of these consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2006	2005
Revenue	7	4,700,307	4,527,980
Direct cost of revenues		(2,627,890)	(2,701,565)

Gross profit		2,072,417	1,826,415

Other income		8,050	15,403
Selling and marketing expenses		(827,516)	(700,501)
Administrative expenses		(154,917)	(154,035)
Other expenses		(6,467)	(4,901)

Results from operating activities		1,091,567	982,381

Finance income	9	184,015	167,472
Finance expenses	9	(108,038)	(191,199)

Net finance income / (costs)		75,977	(23,727)

Share of profit of equity accounted investees		78,616	68,234

Profit before gain on net monetary position		1,246,160	1,026,888

Gain on net monetary position, net		—	11,037

Profit before income tax		1,246,160	1,037,925

Income tax expense	10	(413,242)	(290,472)

Profit for the period		832,918	747,453

Attributable to:
Equity holders of the Company		875,491	772,246
Minority interest		(42,573)	(24,793)

Profit for the period		832,918	747,453

Basic and diluted earnings per share (in full USD)	21	0.397951	0.351021

The notes on page F-9 to F-75 are an integral part of these consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	2006	2005
Effect of indexation for hyperinflation	—	127,936
Foreign exchange translation differences	(135,275)	(6,761)
Change in fair value of available-for-sale securities, net off deferred taxes	2,015	800

Net loss recognized directly in equity	(133,260)	121,975

Profit for the period	832,918	747,453

Total recognized income for the period	699,658	869,428

Attributable to:
Equity holders of the Company	741,400	894,221
Minority interest	(41,742)	(24,793)

Total recognized income for the period	699,658	869,428

The notes on page F-9 to F-75 are an integral part of these consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	2006	2005
Cash flows from operating activities
Profit for the period	832,918	747,453
Adjustments for:
Depreciation	498,533	530,329
Amortization of intangibles	231,480	220,038
Foreign exchange gain, net	41,288	16,889
Interest income	(161,786)	(91,545)
Interest expense	55,190	69,344
Income tax expense	413,242	290,472
Share of profit of equity accounted investees	(94,021)	(68,234)
Gain on sale of property, plant and equipment	(1,279)	—
Effect of indexation for hyperinflation	—	(27,817)
Translation reserve	17,530	—
Net gain/(loss) on remeasurement of investments	(2,353)	800
Amortisation of transaction costs of borrowings	7,996	—

	1,838,738	1,687,729
Change in trade receivables	(11,551)	(55,318)
Change in due from related parties	6,153	19,126
Change in inventories	(2,512)	3,822
Change in other current assets	(2,278)	227,284
Change in trading securities	—	—
Change in other non-current assets	(247)	(4,134)
Change in due to related parties	945	29
Change in trade payables	105,795	(692,067)
Change in other current liabilities	28,512	67,022
Change in other non-current liabilities	2,267	(476)
Change in employee benefits	1,801	3,726
Change in provisions	(2,261)	(1,588)

	1,965,362	1,255,155
Interest paid	(42,879)	(82,587)
Income taxes paid	(67,592)	(99,921)

Net cash from operating activities	1,854,891	1,072,647

Cash flows from investing activities
Acquisition of property, plant and equipment	(370,377)	(644,087)
Acquisition of intangibles	(234,382)	(128,557)
Proceeds from sale of property plant and equipment	3,609	—
Acquisition of equity accounted investees and other investments	(163,432)	—
Acquisition of minority shares	(17,591)	—
Acquisition of available-for-sale financial assets	(56,718)	(12,148)
Acquisition of held-to-maturity investments	(6,407)	—
Proceeds from sale of available-for-sale financial assets	20,490	—
Proceeds from settlement of held-to-maturity investments	9,218	45,404
Interest received	161,536	80,236
Dividends received	21,558	—

Net cash used in investing activities	(632,496)	(659,152)

Cash flows from financing activities
Payment of transaction costs	(51,472)	—
Proceeds from issuance of loans and borrowings	772,434	354,849
Repayment of borrowings and finance lease liabilities	(862,386)	(543,252)
Change in minority interest	87,745	22,979
Dividends paid	(342,166)	(182,176)

Net cash used in financing activities	(395,845)	(347,600)

Effects of foreign exchange rate fluctuations on balance sheet items	4,940	(5,784)
Net increase in cash and cash equivalents	831,490	60,111
Cash and cash equivalents at 1 January	808,153	764,931
Effect of exchange rate fluctuations on cash and cash equivalents	(41,288)	(16,889)

Cash and cash equivalents at 31 December	1,598,355	808,153

The notes on page F-9 to F-75 are an integral part of these consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the License. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No 5369. As a result, starting from 30 June 2005, the Company pays the 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

On 17 November 2006, shares owned by Cukurova Investment N.V. and Cukurova Holding A.S at nominal amounts of TRY 64,674 (equivalent to $46,011 at 31 December 2006) and TRY 64,721 (equivalent to $46,045 at 31 December 2006), respectively are sold with a price of TRY 0.0066 (equivalent to $0.0047 at 31 December 2006) per share. Shares sold through secondary offering constituted 5.88% of the total shares and distribution of shares to new shareholders was completed on 21 November 2006. The Company did not receive any proceeds from this offering. Following this transaction, ownership interest of Cukurova Group has been decreased to 21.2%.

As at 31 December 2006, two significant founding shareholders, Sonera Holding BV and the Cukurova Group own approximately 37.1% and 21.2%, respectively, of the Company’s share capital, and are ultimate counterparties to a number of transactions that are discussed in the related party footnote. On 28 November 2005, upon completion of a series of transactions, Alfa Group acquired 13.2% indirect ownership in the Company through its Altimo subsidiary, one of Russia’s leading private telecommunications investors.

The consolidated financial statements of the Company as at and for the year ended 31 December 2006 comprise the Company and its sixteen subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. The Company’s, and each of its subsidiaries’, associate’s and joint ventures’ financial statements are prepared as at and for the year ended 31 December 2006.

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and its interpretations adopted by the International Accounting Standards Board (“IASB”). The Group’s first consolidated interim financial statements were reported for the three

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

months ended 31 March 2006. At financial statements prepared as at 31 December 2006 and interim financial statements prepared as at 30 September 2006, 30 June 2006 and 31 March 2006 International Financial Reporting Standard No. 1 (“IFRS 1”) “First-time Adoption of IFRS” has been applied.

An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided in note 34. This note includes reconciliations of equity and income statement for comparative periods reported under U.S. generally accepted accounting principles (“USGAAP”) (previous GAAP) to those reported for those periods under IFRSs.

The Group’s consolidated financial statements were approved by the Company’s management on 20 April 2007.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005, except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale. The methods used to measure fair value are further discussed in note 4.

The financial statements of the Company and those of the subsidiaries located in Turkey and Turkish Republic of Northern Cyprus for the year ended 31 December 2005 were restated for the changes in the general purchasing power of the functional currency based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Three years inflation rate in Turkey was 36% as at 31 December 2005, based on the Turkish nation-wide wholesale price indices announced by the State Statistics Association (“SSA”). However, IAS 29 does not establish the rate of 100% as an absolute rate at which hyperinflation is deemed to arise. It is a matter of judgment when restatement of financial statements in accordance with IAS 29 becomes necessary. Moreover, hyperinflation is also indicated by characteristics of the economic environment of a country.

As hyperinflationary conditions in Turkey no longer existed starting from 1 January 2006, New Turkish Lira (“TRY”) has been treated as a more stable currency since that time and the financial statements of the Company and those of the subsidiaries located in Turkey and Turkish Republic of Northern Cyprus that are prepared in accordance with IFRSs are not required to be adjusted for hyperinflationary accounting.

(c)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars, rounded to the nearest thousand. Moreover, all financial information expressed in TRY, Euros (“EUR”) and Swedish Krona (“SEK”) have been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Northern Cyprus is TRY. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and LLC Astelit (“Astelit”) is Ukranian Hryvnia and functional currency of East Asian Consortium BV (“Eastasia”) is EUR.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(d)	Use of estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Management discussed with the Audit Committee the development, selection and disclosure of the Company’s critical accounting policies and estimates and the application of these policies and estimates. Information about estimates, uncertainty and critical judgements about the contingencies are described in note 30 and detailed analysis with respect to accounting estimates and judgements of bad debts, useful life or expected pattern of consumption of the future economic benefits embodied in depreciable assets is provided below:

Key sources of estimation uncertainty

In note 27, detailed analysis is provided for the foreign exchange exposure of the Company and risks in relation to foreign exchange movements.

Critical accounting judgements in applying the Company’s accounting policies

Certain critical accounting judgements in applying the Company’s accounting policies are described below.

Trade and other receivables

The impairment losses in trade and other receivables are based on management’s evaluation of the volume of the receivables outstanding, past experience and general economic conditions.

Useful life of assets

The useful economic lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful life of the License is based on duration of the license agreement.

Commission fees

Commission fee relates to services performed in relation to betting games where the Group acts as an agent in the transaction rather than as the principal. In the absence of specific guidance in IFRSs on distinguishing between an agent and a principal, management considered the following factors:

•	The Group does not take the responsibility for fulfillment of the games.

•	Although the Group collects the revenue from the final customer, it does not bear the credit risk.

•	The Group earns a stated percentage of the total turnover.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet as at 1 January 2005 for the purposes of the transition to IFRSs.

(a)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii)	Associates and joint ventures (equity accounted investees)

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and joint ventures are accounted for using the equity method (equity accounted investees). The consolidated financial statements include the Company’s share of the income and expenses of equity accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, carrying amount of that interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of an associate. The Company’s equity accounted investees as at 31 December 2006 are Fintur Holdings B.V. (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

(iii)	Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(iv)	Acqusition from entities inder common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Company are excluded from the scope of IFRS 3 Business Combinations (“IFRS 3”). The assets and liabilities acquired from entities under common control are recognised at the carrying amounts recognised previously in the Company’s controlling shareholder’s consolidated financial statements. The components of equity of the acquired entities are added to the same components within the Company equity except that any share capital of the acquired entities is recognised as part of share premium.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rate ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate ruling at that date. Foreign exchange differences arising on translation of foreign currency transactions are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments or a financial liability designated as a hedge of the net investment in a foreign operation.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including fair value adjustments arising on acquisition, are translated to US Dollars at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to US Dollars at rates approximating to the exchange rates ruling at the dates of the transactions. Since 1 January 2005, the Group’s date of transition to IFRS, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the translation reserve is transferred to profit or loss. Foreign exchange differences arising on retranslation are recognized directly in a separate component of equity.

The income and expenses of foreign operations in hyperinflationary economies are translated to US Dollars at the exchange rate at the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies, its financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date.

(iii)	Translation from functional to presentation currency

Items included in the financial statements of each company are measured using the currency of the primary economic environment in which the entities operate, normally, under their local currencies.

The consolidated financial statements are presented in US Dollars, which is the presentation currency of the Group. The Group uses US Dollars as the presentation currency for the convenience of investor and analyst community.

Assets and liabilities for each balance sheet presented (including comparatives) are translated to US Dollars at exchange rates at the balance sheet date. Income and expenses for each income statement (including comparatives) in hyperinflationary economies are translated to US Dollars at exchange rates at the balance sheet date. Income and expenses for each income statement (including comparatives) in non-hyperinflationary economies are translated to US Dollars at rates approximating to exchange rates at the dates of the transactions.

Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

Prior to translating the financial statements in hyperinflationary economies, the financial statements, including comparatives, are restated to account for changes in the general purchasing power of the local

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

currency. The resulting gain on net monetary position is recognized as a separate component of the income statement. The restatement is based on relevant price indices at the balance sheet date.

(iv)	Net investment in foreign operations

Foreign exchange differences arising from the translation of the net investment in foreign operations are recognized in translation reserve. They are transferred to the income statement upon disposal.

(c)	Financial instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group’s contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting for finance income and expense is discussed in note 3(m).

Held-to-maturity investments

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3(b)(i)), are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

Investments at fair value through profit or loss

An instrument is classified as at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Group manages such investments and makes purchase and sale decisions based on their fair value. Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

(ii)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading instruments.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in income statement.

(iii)	Share capital

Ordinary shares

Incremental costs directly attributable to issue of ordinary shares and share options are recognised as a deduction from equity.

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity.

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated depreciation (see below) and impairment losses (see note 3(h)).

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

(iii)	Depreciation

Depreciation is recognized in the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated. The estimated useful lives for current and comparative periods are as follows:

Buildings	25—50 years
Network infrastructure	5—8 years
Equipment, fixtures and fittings	4—5 years
Motor vehicles	4—5 years
Leasehold improvements	5 years

Depreciation methods, useful lives and residual values are reassessed at the reporting date.

(e)	Intangible assets

Intangible assets acquired by the Group are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortisation (see below) and impairment losses (see note 3(h)).

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

(i)	Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure including expenditure on internally generated goodwill and brands, is expensed as incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(ii)	Amortization

Amortisation is recognized in the income statement on a straight line basis over the estimated useful lives of intangible assets unless such lives are indefinite from the date that they are available for use. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. The estimated useful lives for the current and comparative periods are as follows:

Computer software	3—8 years
GSM and other telecommunications license	4—25 years
Transmission lines	10 years
Central betting system operating right	4—5 years
Customer base	2 years

(f)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s balance sheet.

The Group adopted International Financial Reporting Interpretation Committee (“IFRIC”) 4, Determining whether an Arrangement Contains a Lease, which is mandatory for annual periods beginning on or after 1 January 2006, in its consolidated financial statements as at 31 December 2006.

(g)	Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. At 31 December 2006, inventories consisted of simcards and scratch cards.

(h)	Impairment

(i)	Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amount is estimated at each reporting date.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Goodwill was tested for impairment at 1 January 2005, the date of transition to IFRS. As at 31 December 2005, the Company provided impairment for its only goodwill amounting to $803 with respect to acquisition of the remaining 30% shares of Mapco Internet ve Iletisim Hizmetleri Pazarlama AS (“Mapco”) in June 2003.

(i)	Employee benefits

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause, or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TRY 1,857 as at 31 December 2006 (equivalent to full $1,321 at 31 December 2006) (31 December 2005: full TRY 1,727 (equivalent to full $1,229 at 31 December 2006)) per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Group arising from the retirement of the employees. The calculation was based upon the retirement pay ceiling announced by the government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(ii)	Defined contribution plans

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred. Turkcell initiated a defined contribution retirement plan for all eligible employees during 2005. Besides, Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret AS (“Inteltek”) and Bilyoner Interaktif Hizmetler AS (“Bilyoner”), other consolidated subsidiaries, initiated a defined contribution retirement plan for all eligible employees during 2006. The assets of the plan are held separately from the financial statements of the Group. The Company Inteltek and Bilyoner are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Company Inteltek and Bilyoner with respect to the retirement plan is to make the specified contributions.

(j)	Provisions

A provision is recognised in the balance sheet if the Group has a present legal or constructive obligation as a result of a past event that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

(k)	Revenue

Communication fees include all types of postpaid revenues from incoming and outgoing calls, additional services and prepaid revenues. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunications services. Instead, deferred revenue is recorded under current liabilities.

Both postpaid and prepaid services may be bundled with handset or other services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Deliverables are accounted separately where a market for each deliverable exists and if the recognition criterion is met individually. Costs associated with each deliverable are recognized at the time of revenue recognized. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Simcard sales are recognized net of returns, discounts and rebates upon initial entry of a new subscriber into the GSM system only to the extent of direct costs. Excess simcard and prepaid simcard sales, if any, are deferred and amortized over the estimated effective subscriber life.

Call center revenues are recognized at the time the services are rendered.

(l)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

(m)	Finance income and expenses

Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, net foreign currency gains, and gains on hedging instruments that are recognised in profit or loss. Interest income is recognised as it accrues, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, net foreign currency losses, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognised on financial assets, and losses on hedging instruments that are recognised in profit or loss. All borrowing costs are recognised in profit or loss using the effective interest method.

(n)	Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

(o)	Income tax expense

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

Information as to the calculation of income tax expense in the income statement for the year ended 31 December 2006 and 2005 is included in note 10.

(p)	Earnings per share

The Group presents basic earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

(q)	Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group’s primary segment reporting is based on geographical segment and secondary segment reporting is based on business segments.

(r)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the period ended 31 December 2006, and have not been applied in preparing these consolidated financial statements:

•

IFRS 7 Financial Instruments: Disclosures and the Amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures require extensive disclosures about the significance of financial instruments for an entity’s financial position and performance, and qualitative and quantitative disclosures on the nature and extent of risks. IFRS 7 and amended IAS 1, which become mandatory for the Group’s 2007 financial statements, will require extensive additional disclosures with respect to Group’s financial instruments and share capital.

•

IFRS 8 Operating Segments requires that an entity should disclose information to enable users of its financial statements to evaluate the nature and financial effects of the types of business activities in which it engages and the economic environments in which it operates. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

the entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. IFRS 8 is effective for annual financial statements for periods beginning on or after 1 January 2009 and will require additional disclosures for the Group. Earlier adoption is permitted.

•

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies addresses the application of IAS 29 when an economy first becomes hyperinflationary and in particular the accounting for deferred tax. IFRIC 7, which becomes mandatory for the Group’s 2007 financial statements, is not expected to have any impact on the consolidated financial statements.

•

IFRIC 9 Reassessment of Embedded Derivatives requires that a reassessment of whether embedded derivative should be separated from the underlying host contract should be made only when there are changes to the contract. IFRIC 9, which becomes mandatory for the Group’s 2007 financial statements, is not expected to have any impact on the consolidated financial statements.

•

IFRIC 10 Interim Financial Reporting and Impairment prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. IFRIC 10 will become mandatory for the Group’s 2007 financial statements, and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that the Group first applied the measurement criteria of IAS 36 and IAS 39 respectively (i.e., 1 January 2005). The adoption of IFRIC 10 is not expected to have any impact on the consolidated financial statements.

•

IFRIC 11, IFRS 2 Group and Treasury Share Transactions: Interpretation addresses the classification of a share-based payment transaction (as equity- or cash-settled), in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services. IFRIC 11 becomes effective for annual periods beginning on or after 1 March 2007 and is not expected to have any impact on the consolidated financial statements.

•

IFRIC 12, Service Concession Arrangements provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession agreements. IFRIC 12 becomes effective for annual periods beginning on or after 1 January 2008 and is not expected to have any impact on the consolidated financial statements.

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(ii)	Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii)	Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of sale, and a reasonable profit margin based on the effort required to complete and sell the inventory.

(iv)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price and over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(v)	Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(vi)	Derivatives

The fair value of forward exchange contracts and option contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

(vii)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

5.	Segment reporting

Primary reporting format—geographical segments

Segment information is presented in respect of the Group’s geographical and business segments. The primary format, geographical segments, is based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly investments and related revenue, loans and borrowings and related expenses, corporate assets and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Geographical segments:

A geographical segment is a distinguishable component of an enterprise that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the entities. Segment assets are based on the geographical location of the assets.

The Group comprises the following main geographical segments: Turkey, Ukraine, Turkish Republic of Northern Cyprus.

Business segments:

In presenting information on the basis of business segments, segment revenue is based on the operational activity of the entities. Segment assets are based on the intended use of the assets.

The Group comprises the following main business segments: Telecommunications and betting businesses.

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Total external revenues	4,544,493	4,433,617	87,949	45,568	67,865	48,795	—	—	—	—	4,700,307	4,527,980
Intersegment revenue	1,251	753	—	—	5,384	7,807	—	—	(6,635)	(8,560)	—	—

Total segment revenue	4,545,744	4,434,370	87,949	45,568	73,249	56,602	—	—	(6,635)	(8,560)	4,700,307	4,527,980

Segment result	1,236,455	1,070,981	(154,934)	(106,759)	7,243	5,783	—	—	1,219	1,874	1,089,983	971,879
Unallocated expenses											1,584	10,502

Results from operating activities											1,091,567	982,381

Net financing income/(cost)											75,977	(23,727)
Share of profit of equity accounted investees	(2,668)	—	—	—	—	—	81,284	68,234	—	—	78,616	68,234
Gain on net monetary position, net											—	11,037
Income tax expense											(413,242)	(290,472)

Profit for the period											832,918	747,453

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Segment assets	3,154,146	3,589,544	572,474	443,112	35,529	27,181	—	—	(563)	(2,458)	3,761,586	4,057,379
Investment in equity accounted investees	147,568	—	—	—	—	—	376,272	290,412	—	—	523,840	290,412
Unallocated assets	1,670,790	744,338	8,307	11,756	13,871	14,718	111,341	96,494	—	—	1,804,309	867,306

Total assets	4,972,504	4,333,882	580,781	454,868	49,400	41,899	487,613	386,906	(563)	(2,458)	6,089,735	5,215,097

Segment liabilities	736,753	671,497	76,753	38,051	12,993	9,766	119	107	(451)	(2,408)	826,167	717,013
Unallocated liabilities	678,600	429,859	465,371	377,220	1,630	684	—	—	—	—	1,145,601	807,763

Total liabilities	1,415,353	1,101,356	542,124	415,271	14,623	10,450	119	107	(451)	(2,408)	1,971,768	1,524,776

Capital expenditure	391,731	495,596	200,237	270,551	12,791	6,497	—	—	—	—	604,759	772,644
Depreciation	452,708	498,346	40,085	26,756	5,740	5,227	—	—	—	—	498,533	530,329
Amortisation of intangible assets	198,293	204,033	32,259	15,313	928	692	—	—	—	—	231,480	220,038

Business segments

	Telecomunications		Betting		Other operations		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005
Total external revenues	4,517,011	4,402,905	172,372	112,495	10,924	12,580	4,700,307	4,527,980
Segment assets	3,712,408	3,997,379	23,418	31,844	25,760	28,156	3,761,586	4,057,379
Capital expenditures	594,524	749,490	3,300	4,537	6,935	18,617	604,759	772,644

6.	Acquisitions of joint ventures and minority interests

Business combination

During August 2006, the Company acquired 50% shares of A-Tel for a consideration of TRY 218,715 (equivalent to $155,603 and $150,000 at 31 December 2006 and 9 August 2006, respectively). The Company made the related payment on 9 August 2006 and the results of A-Tel’s operations have been included in the consolidated financial statements since that date. A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sale of campaigns and for subscriber activations. Since 1999, the business cooperation between the Company and A-Tel has provided important support to the Company’s sales and marketing activities. With the brand name Muhabbet Kart, A-Tel has proved success in a competitive environment through well structured campaigns. With the acquisition of 50% stake in A-Tel, management believes that the Company will be better positioned in the changing competitive environment and achieve increased benefits by optimizing sales and marketing efforts. A-Tel is a joint venture and its remaining 50% shares are held by Turkey’s Savings and Deposit Insurance Fund (the “SDIF”).

At 31 December 2006, management has not yet completed the evaluation of the fair value of identifiable assets and liabilities of A-Tel and its allocation of the purchase price. The Company has a period up to one

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

year to complete purchase price allocation effective from August 2006, which is the date of acquisition. Therefore, final purchase accounting adjustments may differ from the Company’s initial estimates and the allocation of purchase price is subject to refinement. A-Tel is accounted for under equity method and results of the operations for the five months ended 31 December 2006 are included in the accompanying consolidated financial statements using ownership rate of 50% as at and for the year ended 31 December 2006. Besides, during September 2006, A-Tel’s General Assembly decided to distribute dividends and accordingly the Company reduced the carrying value of its investment in A-Tel by the dividends declared of TRY 30,300 (equivalent to $21,557 at 31 December 2006). On 16 October 2006, such dividend is collected by the Company.

Acquisition of minority interests

In February 2006, the Company acquired an additional 15% interest in Eastasia for EUR 13,651 (equivalent to $15,093 at 31 December 2006) in cash, increasing its ownership from 85% to 100%. The Group recognised a decrease in minority interests of $16,624.

In June 2006, the Company acquired additional 0.22% interest in Euroasia for $550 in cash by direct acquisition of Eurocorp shares. In addition, in January, June, August and November 2006, the Company has made contributions to capital increase of Euroasia for $30,600, $22,000, $27,500 and $27,500, respectively. As Eurocorp did not participate in these capital increases, ownership of the Company increased from 54.2% to 54.8%. The Group recognised a decrease in minority interests of $967.

In May 2006, the Company acquired an additional 40% interest in Turkcell Teknoloji Arastirma ve Gelistirme AS. (31.12.2005: Interaktif Cocuk Programlari Yapimciligi ve Yayinciligi AS) (“Turkcell Teknoloji”) for no consideration, increasing its ownership from 60% to 100%. The Group does not recognise a decrease in minority interests because of its negative net assets.

7.	Revenue

	2006	2005
Communication fees	4,406,680	4,295,866
Commission fees on betting business	172,372	112,495
Monthly fixed fees	57,599	54,946
Simcard sales	20,960	50,327
Call center revenues	10,237	10,122
Other revenues	32,459	4,224

	4,700,307	4,527,980

8.	Personnel Expenses

	2006	2005
Wages and salaries (*)	262,198	230,312
Increase in liability for long-service leave	5,736	5,444
Contributions to defined contribution plans	1,014	827

	268,948	236,583

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

*	Wages and salaries include compulsory social security contributions.

9.	Finance income and expense

	2006	2005
Interest income	133,640	116,987
Late payment interest income	29,391	32,677
Premium income on options	11,708	—
Other interest income	5,818	7,072
Gain on financial assets	3,458	10,736

Finance income	184,015	167,472

Discount interest expense on financial liabilities measured at amortized cost	(61,512)	(80,939)
Net foreign exchange loss	(41,288)	(16,889)
Interest expense resulting from litigations (note 30)	(2,516)	(86,682)
Other	(2,722)	(6,689)

Finance expenses	(108,038)	(191,199)

Net finance income / (costs)	75,977	(23,727)

Interest expense on borrowings capitalized on fixed assets are amounted to $7,089 and $506 for the years ended 31 December 2006 and 2005, respectively.

10.	Income tax expense in the income statement

	2006	2005
Current tax expense
Current period	(310,665)	(69,751)

	(310,665)	(69,751)

Deferred tax expense
Reduction in tax rate	(152,809)	—
Origination and reversal of temporary differences	14,036	(284,335)
Utilisation of previously unrecognised tax losses	6,237	2,968
Benefit of investment incentive recognized	29,959	60,646

	(102,577)	(220,721)

Total income tax expense	(413,242)	(290,472)

Total deferred tax recognized directly in equity for the year was $656 (2005: $231).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Reconciliation of effective tax rate

The reported income tax expense for the year ended 31 December 2006 and 2005 are different than the amounts computed by applying the statutory tax rate to profit before tax, attributable to equity holders of the Company, as shown in the following reconciliation:

		31 December 2006		31 December 2005
Profit for the period		1,246,160		1,037,925
Income tax using the Company’s domestic tax rate	20%	(249,232)	30%	(311,378)
Effect of tax rates in foreign jurisdictions	(1)%	8,954	—	(4,495)
Change in tax rate	12%	(152,809)	—	—
Non-deductable items	1%	(5,749)	3%	(35,611)
Investment tax credit	(2)%	29,959	(6)%	60,646
Deferred taxes on undistributed earnings of subsidiary	1%	(15,109)	—	—
Recognition of previously unrecognised tax losses	(1)%	6,237	—	2,968
Unrecognized deferred tax assets	3%	(37,120)	1%	(7,922)
Other	—	1,627	(1)%	5,320

Total income tax expense		(413,242)		(290,472)

The income taxes payable of $309,470 and $60,864 at 31 December 2006 and 2005, respectively represent the amount of actual income taxes payable in respect of related taxable profit for the year ended 31 December 2006 and 2005.

According to the article 32 of New Corporate Tax Law No. 5520, the corporate tax rate was reduced from 30% to 20%. In this respect, corporate income of the companies are subject to corporate tax at the rate of 20%, effective from 1 January 2006 onwards. It has been also stated that the advance corporate tax that was calculated and collected on the rate of 30% for the advance corporate tax periods after 1 January 2006 that is in excess of the amount calculated by the new rate for the same periods will be offset against the advance corporate tax for the following advance tax periods.

According to the Income Tax Law which was published in Official Gazette on 8 April 2006, the investment allowance application has been abolished effective from 1 January 2006. Accordingly, tax payers have been granted an option to use the tax benefits of investment incentive certificates given that they file tax returns at 30% corporate tax rate; or file tax returns at 20% corporate tax rate (which is the new comparable tax rate effective from 1 January 2006) without using the tax benefits of investment incentive certificates. The Company preferred to use the tax benefit of investment incentive certificates which provides 0.2% net benefit on corporate taxes. However, the respective law allows the taxpayers to utilize their investment allowance rights obtained under the scope of the previous provisions only from their income generated in the years 2006, 2007 and 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Property, plant and equipment

	Balance at 1 January 2005	Additions	Disposals	Transfers*	Effect of movements in exchange rates	Balance at 31 December 2005
Cost or deemed cost
Network infrastructure (All Operational)	3,661,869	11,160	(96,999)	477,008	167,447	4,220,485
Land and buildings	236,786	1,634	(578)	2,075	10,600	250,517
Equipment, fixtures and fittings	261,444	10,843	(3,572)	11,919	11,794	292,428
Motor vehicles	17,484	2,286	(1,623)	145	690	18,982
Leasehold improvements	126,968	1,824	(885)	3,494	5,795	137,196
Construction in progress	240,547	725,311	(43)	(587,728)	7,280	385,367

Total	4,545,098	753,058	(103,700)	(93,087)	203,606	5,304,975

Accumulated Depreciation
Network infrastructure (All Operational)	2,179,802	480,046	(90,417)	—	105,587	2,675,018
Land and buildings	47,135	10,115	—	—	2,092	59,342
Equipment, fixtures and fittings	256,754	25,751	(3,101)	—	8,497	287,901
Motor vehicles	13,551	2,246	(1,484)	—	678	14,991
Leasehold improvements	111,432	12,171	(128)	—	1,538	125,013

Total	2,608,674	530,329	(95,130)	—	118,392	3,162,265

Total property, plant and equipment	1,936,424	222,729	(8,570)	(93,087)	85,214	2,142,710

*	The remaining portion of transfer amounting to $93,087 comprises intangible assets.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Balance at 1 January 2006	Additions	Disposals	Transfers*	Effect of movements in exchange rates	Balance at 31 December 2006
Cost or deemed cost
Network infrastructure (All Operational)	4,220,485	14,453	(1,897)	424,458	(180,707)	4,476,792
Land and buildings	250,517	3,972	(386)	10,874	(11,269)	253,708
Equipment, fixtures and fittings	292,428	6,634	(1,597)	7,675	(12,657)	292,483
Motor vehicles	18,982	589	(915)	15	(853)	17,818
Leasehold improvements	137,196	544	(17)	—	(5,893)	131,830
Construction in progress	385,367	464,588	—	(563,425)	(19,343)	267,187

Total	5,304,975	490,780	(4,812)	(120,403)	(230,722)	5,439,818

Accumulated Depreciation
Network infrastructure (All Operational)	2,675,018	465,549	(1,261)	—	(113,520)	3,025,786
Land and buildings	59,342	10,615	—	—	(2,514)	67,443
Equipment, fixtures and fittings	287,901	16,649	(1,228)	—	(12,694)	290,628
Motor vehicles	14,991	1,895	(632)	—	(653)	15,601
Leasehold improvements	125,013	3,825	(15)	—	(5,454)	123,369

Total	3,162,265	498,533	(3,136)	—	(134,835)	3,522,827

Total property, plant and equipment	2,142,710	(7,753)	(1,676)	(120,403)	(95,887)	1,916,991

*	The remaining portion of transfer amounting to $120,403 comprises intangible assets.

Leased assets

The Group leases equipments under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2006, net carrying amount of fixed assets acquired under finance leases amounted to $92,956 (31 December 2005: $104,797).

Property, plant and equipment under construction

Construction in progress consisted of expenditures in GSM network of the Company, Astelit and Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and non-operational items as at 31 December 2006 and 2005.

As at 31 December 2006, a mortgage is placed on Izmir and Davutpasa buildings amounting to $1,067 and $356, respectively. (31 December 2005: $1,118 and $373, respectively). Besides, under the syndicated long term project financing package, there are certain restrictions on Astelit’s assets. In accordance with this agreement, Astelit may not dispose any of its assets nor can pledge them under any contract until the termination of the syndicated long term project financing package.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized in 25 years with a carrying amount of $531,598 as at 31 December 2006 (31 December 2005: $591,143). The amortisation period of the licence will end in 2023.

	Balance at 1 January 2005	Additions	Disposals	Transfers*	Effects of movements in exchange rates	Balance at 31 December 2005
Cost
GSM and other telecommunication operating licences	892,721	8	(92)	10,273	37,105	940,015
Computer Software	1,275,146	15,268	(10,552)	116,250	58,341	1,454,453
Transmission Lines	30,218	675	(538)	—	1,380	31,735
Central Betting System Operating Right	3,978	271	—	—	182	4,431
Customer Base	8,417	25,827	—	(33,485)	496	1,255
Other	3,078	50	(3,240)	49	142	79

Total	2,213,558	42,099	(14,422)	93,087	97,646	2,431,968

Accumulated Amortization
GSM and other telecommunication operating licences	221,291	48,374	(20)	—	10,984	280,629
Computer Software	641,956	166,566	(3,612)	—	28,549	833,459
Transmission Lines	13,181	3,151	(274)	—	602	16,660
Central Betting System Operating Right	984	1,117	—	—	45	2,146
Customer Base	352	650	—	—	—	1,002
Other	2,977	180	(3,240)	—	100	17

Total	880,741	220,038	(7,146)	—	40,280	1,133,913

Total intangible assets	1,332,817	(177,939)	(7,276)	93,087	57,366	1,298,055

(*)	Refer to note 11.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Balance at 1 January 2006	Additions	Disposals	Transfers*	Effects of movements in exchange rates	Balance at 31 December 2006
Cost
GSM and other telecommunication operating licences	940,015	242	—	7,574	(45,404)	902,427
Computer Software	1,454,453	13,356	(204)	163,531	(65,802)	1,565,334
Transmission Lines	31,735	1,287	(305)	9	(1,440)	31,286
Central Betting System Operating Right	4,431	201	(393)	—	(201)	4,038
Customer Base	1,255	—	—	—	—	1,255
Other	79	3	—	—	2	84
Construction in progress	—	98,890		(50,711)	(614)	47,565

Total	2,431,968	113,979	(902)	120,403	(113,459)	2,551,989

Accumulated Amortization
GSM and other telecommunication operating licences	280,629	58,875	—	—	(11,675)	327,829
Computer Software	833,459	168,192	(70)	—	(35,068)	966,513
Transmission Lines	16,660	3,067	(33)	—	(707)	18,987
Central Betting System Operating Right	2,146	1,038	(394)	—	(80)	2,710
Customer Base	1,002	297	—	—	(44)	1,255
Other	17	11	—	—	(1)	27

Total	1,133,913	231,480	(497)	—	(47,575)	1,317,321

Total intangible assets	1,298,055	(117,501)	(405)	120,403	(65,884)	1,234,668

13.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the year ended 31 December 2006 is $78,616 (31 December 2005: $68,234). Summary financial information for equity accounted investees, not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Revenues	Direct Cost of Goods Sold	Profit
2006
Fintur	41.45%	310,410	1,103,420	1,413,830	255,319	47,445	302,764	1,161,432	(463,277)	194,790
A-Tel*	50.00%	103,446	105	103,551	12,301	247	12,548	31,472	(4,868)	24,208

		413,856	1,103,525	1,517,381	267,620	47,692	315,312	1,192,904	(468,145)	218,998

2005
Fintur	41.45%	242,481	862,145	1,104,626	247,758	41,062	288,820	853,571	(348,239)	162,311

		242,481	862,145	1,104,626	247,758	41,062	288,820	853,571	(348,239)	162,311

*	Summary financial information on the income statement of A-Tel is for the five months ended 31 December 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

During the year the Group acquired a 50% investment in A-Tel. Details of the transaction and A-Tel’s operations are described at note 6. The Company’s investment in Fintur and A-Tel amounts to $376,272 and $147,568, respectively as at 31 December 2006 (31 December 2005: $290,412 and nil, respectively).

14.	Other investments

Non-current investments:

	Country of incorporation	Ownership %	2006	2005
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	6.24	24,093	19,882
T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	8.23	11,002	9,513

			35,095	29,395

In 2003, the Group acquired a 6.24% interest in Aks TV and a 8.23% interest in T-Medya, media companies owned by the Cukurova Group.

On 21 April 2006, at Aks TV’s Ordinary General Assembly Meeting, it has been decided to increase the share capital of Aks TV through cash injection by shareholders. Iyi Eglenceler Eglence ve Turizm AS (Iyi Eglenceler) paid TRY 7,188 (equivalent to $5,114 at 31 December 2006) in cash representing its proportion in share capital of Aks TV.

On 24 June 2005, at T-Medya’s General Assembly Meeting, it has been decided to increase the share capital of T-Medya. However, the Group did not participate in the capital contribution, accordingly the ownership of the Group in T-Medya decreased to 5.91%. Subsequent to the first share capital increase, the Group decided to participate in the second share capital increase and on 2 January 2006, the Group paid TRY 2,700 (equivalent to $1,921 at 31 December 2006) in cash as capital contribution to T-Medya and the Group’s ownership interest in T-Medya increased back to 8.23%.

Investment in Aks TV and T-Medya are classified as available-for-sale financial assets. However, there is not active market available for these equity instruments, and application of valuation techniques is impracticable. Accordingly, the company measured these investments at cost.

Current investments:

	2006	2005
Held to maturity debt securities
Government bonds, treasury bills	7,045	10,191

Available for sale securities
Government bonds, treasury bills	20,683	1,410
Foreign investment equity funds	34,005	11,686

	54,688	13,096

	61,733	23,287

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Interest bearing available-for-sale TRY denominated, US Dollars denominated and Euro denominated government bonds and treasury bills with a carrying amount of $18,961, $1,449 and $273, respectively as at 31 December 2006 (31 December 2005: US Dollars denominated $1,171 and Euro denominated $239) have stated interest rates of 20.61%, (31 December 2005: nil), Libor + 1%- Libor +1.6% (31 December 2005: Libor+1.6% for treasury bills denominated in US Dollars) and Euribor+1.80% (31 December 2005: Euribor+1.80%), respectively and mature in 2 to 4 years (31 December 2005: 5 years).

Held-to-maturity TRY denominated debt securities with a carrying amount of $7,045 as at 31 December 2006 (31 December 2005: $10,191) have interest rate of 22.14% (31 December 2005: 19.94%) and mature in 1 year (31 December 2005: 1 year).

15.	Other non-current assets

	2006	2005
Restricted cash	105,378	—
Prepaid expenses	12,687	14,006
Deposits and guarantees given	2,275	1,716
Others	1,125	754

	121,465	16,476

As at 31 December 2006, restricted cash represents amounts deposited at banks as guarantees in connection with the loans used by the Group which will be released on 20 June 2008.

16.	Deferred tax assets and liabilities

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2006	2005
Deductible temporary differences	227	(13,753)
Tax credit carry forwards	117	4,508
Operating loss carry forwards	49,633	29,515

Total unrecognised deferred tax assets	49,977	20,270

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognised in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

As at 31 December 2006, expiration of net operating loss carry forwards are as follows:

Year Originated	Amount	Expiration Date
2002	623	2008
2003	5,073	2009
2004	5,317	2010
2005	1,920	2011
2006	13,269	2012 thereafter

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

As at 31 December 2006, net operating loss carry forwards which will be carried indefinitely are as follows:

Year Originated	Amount
2004	22,797
2005	59,272
2006	103,870

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2006 and 2005 are attributable to the following:

	Assets		Liabilities		Net
	2006	2005	2006	2005	2006	2005
Property, plant & equipment and intangible assets	—	—	(227,822)	(468,920)	(227,822)	(468,920)
Investment	—	—	(30,246)	—	(30,246)	—
Provisions	47,334	71,078	(204)	(366)	47,130	70,712
Other items	12,459	21,587	(4)	(8)	12,455	21,579
Tax credit carry forwards	5,275	289,605	—	—	5,275	289,605

Tax assets / (liabilities)	65,068	382,270	(258,276)	(469,294)	(193,208)	(87,024)

Set off of tax	(62,016)	(379,330)	62,016	379,330	—	—

Net tax assets / (liabilities)	3,052	2,940	(196,260)	(89,964)	(193,208)	(87,024)

All temporary differences recognized in profit or loss for the year ended 31 December 2006 and 2005 except the deferred tax effects of change in fair value of available-for-sale financial assets amounting $656 and $231, respectively.

17.	Trade receivables and accrued income

	2006	2005
Receivables from subscribers	156,111	143,180
Accounts and checks receivable	53,244	79,430
Receivables from Turk Telekom AS (“Turk Telekom”)	13,932	16,305
Accrued service income	95,686	82,187

	318,973	321,102

Trade receivables are shown net of allowance for doubtful debts amounting to $133,615 as at 31 December 2006 (31 December 2005: $149,209). The impairment loss recognized in the current year was $30,513 (31 December 2005: $24,789).

Receivables from Turk Telekom as at 31 December 2006 and 2005 represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Letters of guarantee received with respect to the accounts and cheques receivable are amounted to $32,308 and $48,066 as at 31 December 2006 and 2005, respectively.

Receivables denominated in currencies other than the functional currency comprise $19,721 of trade receivables denominated in US Dollar (31 December 2005: $18,953) and $608 of trade receivables denominated in Euros (31 December 2005: $750).

18.	Other current assets

	2006	2005
Prepaid expenses	45,391	38,359
Value added tax (“VAT”) receivable	38,254	28,175
Income accruals	15,807	—
Prepayment for subscriber acquisiton cost	10,795	2,203
Advances to suppliers	7,628	7,665
Receivables from personnel	1,207	1,812
Prepaid taxes	411	3,531
Restricted cash	107	34,105
Other	6,053	10,601

	125,653	126,451

Income accruals are recognized for the success fee previously paid to BNP for Irancell, which will be paid back to Turkcell in 2007.

Subscriber acquisition costs are subsidies to the subscribers for the handsets, under which Astelit can enforce the minimum customer contract period and can determine revenues that can be linked to individual contracts.

19.	Cash and cash equivalents

	2006	2005
Cash in hand	114	101
Cheques received	8,644	25,451
Banks	1,589,401	782,494
-Demand deposits	135,039	114,200
-Time deposits	1,454,362	668,294
Bonds and bills	481	107

Cash and cash equivalents	1,598,640	808,153
Bank overdrafts	(285)	—

Cash and cash equivalents in the statement of cash flows	1,598,355	808,153

At 31 December 2006, cash and cash equivalents amounting to $25,011 (31 December 2005: $23,668) were deposited in the banks, which are owned and/or controlled by Cukurova Group, a significant shareholder of the Company.

The effective interest rates on the deposits as at 31 December 2006 are 5.6%, 3.7% and 23.1% for US Dollars, Euros and TRY, respectively and they have an average maturity of 28 days. The effective interest

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

rates on the deposits as at 31 December 2005 were 4.8%, 2.4% and 18.9% for US Dollars, Euros and TRY, respectively and they had an average maturity of 120 days.

20.	Capital and reserves

Reconciliation of movement in capital and reserves

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Legal Reserves	Fair Value Reserve	Translation Reserve	Retained Earnings	Total	Minority Interest	Total Equity
Balance at 1 January 2005	1,207,142	415	50,458	—	(13,935)	1,670,402	2,914,482	65,514	2,979,996
Increase in capital	169,092	—	—	—	—	(169,092)	—	—	—
Transfer to legal reserves	—	—	49,503	—	—	(49,503)	—	—	—
Total recognized income and expense	62,732	19	4,526	800	(6,762)	832,906	894,221	(24,793)	869,428
Dividends to equity holders	—	—	—	—	—	(182,176)	(182,176)	—	(182,176)
Change in minority interest	—	—	—	—	—	—	—	23,073	23,073

Balance at 31 December 2005	1,438,966	434	104,487	800	(20,697)	2,102,537	3,626,527	63,794	3,690,321

Balance at 1 January 2006	1,438,966	434	104,487	800	(20,697)	2,102,537	3,626,527	63,794	3,690,321
Increase in capital	197,238	—	—	—	—	(197,238)	—	—	—
Transfer to legal reserves	—	—	43,786	—	—	(43,786)	—	—	—
Total recognized income and expense	—	—	—	2,015	(135,275)	875,491	742,231	(42,573)	699,658
Dividends to equity holders	—	—	—	—	—	(342,166)	(342,166)	—	(342,166)
Acquisition of minority interest	—	—	—	—	—	—	—	(17,591)	(17,591)
Change in minority interest	—	—	—	—	—	—	—	87,745	87,745

Balance at 31 December 2006	1,636,204	434	148,273	2,815	(155,972)	2,394,838	4,026,592	91,375	4,117,967

Share capital

At 31 December 2006, common stock represented 2,200,000,000 (31 December 2005: 2,200,000,000) authorized, issued and fully paid shares with a par value of TRY 1 each. In accordance with the Law No. 5083 with respect to the TRY, on 9 May 2005, par value of each share is registered to be one TRY.

In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001 shall be merged and each unit of share having a nominal value of TRY 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001 to one ordinary share having a nominal value of TRY 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

have a value of TRY 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TRY 1 which is consented by Capital Markets Board of Turkey (“CMB”).

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign and domestic operations from their functional currencies to presentation currency of US Dollars.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets including deferred tax effects until the investment is derecognized or the asset is impaired.

Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s distributable profits based on the financial statements prepared in accordance with the accounting principles accepted by the CMB, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of, amendment by, the Board of Directors and the General Assembly of Shareholders.

	2006		2005
	TRY	US Dollars*	TRY	US Dollars*
Cash dividends	509,075	342,166	250,128	182,176
Stock dividends	345,113	231,962	234,092	169,092

	854,188	574,128	484,220	351,268

*	US Dollar equivalents of dividends are computed by using the Central Bank of Turkey’s TRY/US Dollars exchange rate on 22 May 2006 and 29 April 2005, which are the dates that the General Assembly approved the dividend distribution.

21.	Earnings per share

The calculation of basic and diluted earnings per share as at 31 December 2006 were based on the profit attributable to shareholders of $875,491 (31 December 2005: $772,246) and a weighted average number of shares outstanding during the year ended 31 December 2006 of 2,200,000,000 (31 December 2005: 2,200,000,000) calculated as follows:

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	2006	2005
Numerator:
Profit attributable to shareholders	875,491	772,246
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.397951	0.351021

All share amounts and per share figures reflected in the Company’s historical financial statements have been retrospectively restated for the stock splits and stock dividends. Total effects of restatements in the number of shares are as follows:

	2006	2005*
Number of shares at 1 January	1,854,887,341	1,474,639,361
Effects of stock dividends until 31 December	51,661,781	146,156,379
Effects of stock splits until 31 December	293,450,878	234,091,601

Number of shares at 31 December	2,200,000,000	1,854,887,341

*	The figures do not include the retrospectively restatement effect for the stock splits and stock dividends of 2006.

22.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate, foreign currency risk and payment schedule for interest bearing loans, see note 27.

	2006	2005
Non-current liabilities
Unsecured bank loans	5,720	79,156
Secured bank loans	107,783	—
Finance lease liabilities	—	9

	113,503	79,165

Current liabilities
Current portion of unsecured bank loans	190,770	194,372
Current portion of secured bank loans	335,305	277,727
Unsecured bank facility	—	46,713
Secured bank facility	—	56,397
Current portion of finance lease liabilities	8	2,896

	526,083	578,105

On 30 December 2005, Astelit, together with ING Bank N.V. (“ING Bank”) and Standard Bank London Ltd. (“Standard Bank”), finalized a syndicated long term project financing of $390,000. As at 31 December 2006, $368,732 of that facility has been utilized and $21,268 was undrawn.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

These financing agreements contain a number of restrictive debt covenants applicable to Astelit and Euroasia, which may be summarized as follows:

•	Astelit has to comply with certain financial ratios during the period of financing;

•	Astelit may not pledge any of its assets (including its rights under the supply contracts and its rights under the material insurance contracts);

•	Euroasia may not pledge shares owned in Astelit to other parties;

•	Euroasia may not pledge any loans issued to Astelit;

•	There are restrictions on disposal of assets by Astelit;

•	Astelit can not attract financing from parties other than Euroasia and lenders of the syndicated long term project financing (“Lender”), without the consent of the Lenders;

•	There are restrictions on finance leasing and supplier financing arrangements;

•	Astelit may not conduct any other business apart from the operation of telecommunications services, and business ancillary thereto;

•	Astelit may not merge with other companies Digital Cellular Communication (“DCC”) merger is out of coverage of this clause as per waiver letter dated 9 May 2006);

•	There are restrictions on acquisitions of subsidiaries;

•	There are restrictions on issuance of guarantees by Astelit;

•	Astelit can not issue any shares for purposes other than receiving financial support from current shareholders;

•	Payment of dividends may only occur once Astelit complies with certain financial ratios.

Besides, as part of the project financing package, a long term junior facility up to $150,000 (including interest amounting to $24,000) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank TAS Malta Branch. The junior facility is fully guaranteed by the Company. This facility has been fully utilized as at 31 December 2006.

Based on Astelit’s financial statements as at 31 December 2006, Astelit is in breach of its covenants contained in its syndicated long term project financing. The breach of a covenant is an event of default and the lenders in the syndicated long term project may demand immediate repayment of the outstanding amounts which would also trigger the cross-default to and acceleration upon notice of, substantially all of the Astelit’s borrowings. The breach of the EBITDA covenant is an event of default and therefore, Astelit reclassified its total long term debt amounting to $465,371 (including its junior loan) as short term debt payable as at 31 December 2006. Astelit requested the facility agent, the senior creditors and the Export Credit Agency (“ECA”) to waive this event of default under the syndicated long term financing. On 23 February 2007, Astelit has obtained waiver letter from the facility agent and the deadline granted to make the Restructuring Amendments has been extended to 30 March 2007.

Besides, Astelit started discussions with the lenders in order to restructure the borrowing agreement. On 11 January 2007, the Company agreed to participate in the additional shareholder support amounting to a total of $250 million, $150 million of which shall be provided to Astelit in the form of cash equity in 2007 and the remaining $100 million shall be made available as required by Astelit as a contingent cash equity,

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

and to pay these amounts proportional to its 54.8% ownership stake in Astelit. In relation with the above decision, on 21 February 2007, the Company agreed to participate in an additional shareholder support in the form of cash equity amounting to $50 million in 2007 proportional to its ownership stake in Astelit.

Moreover, Turkcell management decided to take over all or a portion of the rights and obligations of Astelit’s senior creditors, who may decline to participate in the facilities following the implementation of such new restructuring, to support Astelit to comply with its obligations in this respect.

On 24 August 2005, TRY 50,000 loan was obtained from West LB AG, London Branch with a term of 3 years. The facility was aimed to reduce the currency risk on the Company’s balance sheet. On 29 August 2006, the Company early extinguished the loan due to financial market volatility leading an increase in costs.

On 21 June 2006, EUR 80,000 loan was obtained from West LB AG, London Branch with a term of 2 years.

On 5 October 2006, EUR 3,000 and on 19 December 2006, EUR 1,500 was borrowed by wholly owned subsidiary Tellcom Iletisim Hizmetleri AS (“Tellcom”) with a term of two years.

Terms and conditions of outstanding loans are as follows:

				31 December 2006		31 December 2005
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Carrying amount	Nominal interest rate	Carrying amount
Secured bank loans	USD	2011*	Floating	Libor+1.5%-4.5%	335,305	—	—
Secured bank loans	USD	2006	Floating	—	—	Libor+3.0%-5.0%	129,838
Secured bank loans	USD	2006	Fixed	—	—	6.0%	56,397
Secured bank loans	EUR	2008	Floating	Euribor+0.8%	107,783	—	—
Secured bank loans	EUR	2006	Floating	—	—	Euribor+2.8%-7.0%	147,889
Unsecured bank loans	USD	2007-2012*	Floating	Libor+2.6%-3.5%	190,770	—	—
Unsecured bank loans	EUR	2008	Floating	Euribor+0.7%	5,720	—	—
Unsecured bank loans	EUR	2006	Fixed	—	—	11.5%-12.0%	10,673
Unsecured bank loans	USD	2006	Fixed	—	—	10.3%-12.0%	32,500
Unsecured bank loans	USD	2006-2007	Floating	—	—	Libor+3.4%-4.5%	234,270
Unsecured bank loans	TRY	2006-2008	Floating	—	—	Tryibor-0.2%	42,798
Finance lease liabilities	USD	2007	Fixed	7.0%-9.0%	8	7.4%-10.0%	2,905

					639,586		657,270

*	Based on Astelit’s financial statements as at 31 December 2006 Astelit is in breach of its covenants and therefore total long term debt is reclassified as short term debt payable.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

23.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated interim financial statements at its present value using a discount rate of 5.7%.

Movement in the reserve for employee termination benefits as at 31 December 2006 is as follows:

Balance at 1 January 2006	16,600
Provision set during the period	4,365
Payments made during the period	(3,962)
Unwind of discount	1,371
Effect of change in foreign exchange rate	(726)

Balance at 31 December 2006	17,648

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated income statement as incurred. The Group incurred $1,014 in relation to defined contribution retirement plan for the year ended 31 December 2006 (31 December 2005: $827).

24.	Deferred income

Deferred income classified as current mainly consists of counters sold but not used by prepaid subscribers as of the reporting date. The amount of deferred income with respect those unused counters amounted to $184,337 and $123,613 as at 31 December 2006 and 2005, respectively.

25.	Provisions

	Legal	Bonus	Total
Balance at 1 January 2006	15,106	17,887	32,993
Provision made during the period	—	28,651	28,651
Provisions used during the period	(4,961)	(26,014)	(30,975)
Unwind of discount	—	21	21
Effect of change in foreign exchange rate	(686)	(770)	(1,456)

Balance at 31 December 2006	9,459	19,775	29,234

In note 30, under legal proceedings section, detailed explanations are given with respect to legal provisions in the captions under “Disputes on Turk Telekom Transmission Lines Leases” and “Investigation of the Turkish Competition Board”. With regard to the investigation of the Turkish Competition Board, Ankara Tax Office requested the Company to pay TRY 6,973 (equivalent to $4,961 as at 31 December 2006) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment.

The bonus provision totalling to $19,775 comprises only the provision for the year ended 31 December 2006 and is planned to be paid in March 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

26.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2006 and 2005 is as follows:

	2006	2005
Taxes and withholdings payable	195,132	175,420
Payables to other suppliers	134,227	81,764
Interconnection payables	69,399	18,768
License fee accrual	43,052	109,764
Selling and marketing expense accrual	35,613	30,633
Payables to Ericsson companies	35,503	36,705
Telecommunications Authority share accrual	16,222	12,334
Roaming expense accrual	9,680	12,351
Payout payables to fixed odds betting players	6,419	7,596
Transmission fee accrual	7,723	7,335
Interconnection accrual	3,330	14,855
Other	23,121	23,350

	579,421	530,875

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to Telecommunications Authority and personnel income taxes.

Balances due to other suppliers are arising in the ordinary course of business.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

In accordance with the license agreement, Turkcell pays 90% of the ongoing license fee, which equals to the 15% of its gross revenue, to the Turkish Treasury and 10% as universal service fund to the Turkish Ministry. Based on the new gross revenue definition, which is effective from 10 March 2006, interest charges for late collections from subscribers and indirect taxes, such as VAT, and other expenses are excluded from the gross revenue calculation.

Selling and marketing expense accruals are mainly result from services received from third parties related to marketing activities of the Company which are not yet invoiced.

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services. Balances due to other suppliers are arising in the ordinary course of business.

Payables denominated in currencies other than the functional currency comprise $56,027 of trade payables denominated in US Dollar (31 December 2005: $41,193), $14,465 of trade payables denominated in Euros (31 December 2005: $17,174) and $13,605 of trade payables denominated in Swedish Krona (31 December 2005: $36,821).

27.	Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Group’s business. Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates as well as speculative purposes in order to accumulate premiums. The

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Group’s Treasury is committed to effectively manage financial market risks in the context of Group’s business strategies and with a view to achieve a balance between acceptable levels of risk and reward. Within this context, the Group implemented a Treasury Risk Management Policy that articulates the recognition, measurement and management of interest rate, foreign exchange, credit and liquidity risks while monitoring macro economic and financial markets’ conditions. In addition to this, the Group publishes and periodically updates procedures for each type of financial instrument used.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

Investments are allowed only in liquid securities and mostly with counterparties that have a credit rating equal or better than the Group. Some of the collection banks have credit ratings that are lower than the Group’s, or they may not be rated at all, however, policies are in place to review the paid-in capital and capital adequacy ratios periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings. The Group does not expect any counterparty fail to meet its obligations.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the balance sheet.

Interest rate risk

As at 31 December 2006, interest on the Group’s assets was fixed excluding floating rate note holdings. Most of the floating rate holdings are denominated in TRY. Holdings of Turkish government floating rate notes of the Company carry a face value of TRY 25,100 and have a fair value of TRY 26,653 as at 31 December 2006. Therefore, the Company is not exposed to interest rate risk on financial assets, apart from these floating rate notes, as at 31 December 2006. The Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 31 December 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Effective interest rates and repricing analysis:

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their average effective interest rates at 31 December 2006 and 2005 in which they mature or, if earlier, reprice.

	Note	2006						2005
		Effective interest rate	Total	1 year	1 - 2 years	2 - 5 years	More than 5 years	Effective interest rate	Total	1 year	1 - 2 years	2 - 5 years	More than 5 years
Fixed rate instruments
Cash and cash equivalents*	19
USD		5.6%	723,042	723,042	—	—	—	4.8%	23,212	23,212	—	—	—
EUR		3.7%	107,124	107,124	—	—	—	2.4%	135,620	135,620	—	—	—
TRY		23.1%	753,741	753,741	—	—	—	18.9%	646,369	646,369	—	—	—
Other			14,733	14,733	—	—	—		2,952	2,952	—	—	—
Restricted cash	15-18	4.3%	105,485	107	105,378	—	—	5.6%	34,105	34,105	—	—	—
Held to maturity securities	14	23.4%	7,045	7,045	—	—	—	21.5%	10,191	10,191	—	—	—
Secured bank loans	22
USD fixed rate loans			—	—	—	—	—	6.0%	(56,397)	(56,397)	—	—	—
Unsecured bank loans
USD fixed rate loans			—	—	—	—	—	10.4%	(32,500)	(32,500)	—	—	—
EUR fixed rate loans			—	—	—	—	—	11.7%	(10,673)	(10,673)	—	—	—
Finance lease obligations	22	9.9%	(8)	(8)	—	—	—	8.1%	(2,905)	(2,896)	(9)	—	—
Bank overdraft	19		(285)	(285)	—	—	—

			1,710,877	1,605,499	105,378	—	—		749,974	749,983	(9)	—	—

Variable rate instruments
Available for sale securities	14
Foreign inv. equity funds		* *	34,005	34,005	—	—	—	* *	11,686	11,686	—	—	—
Gov. bonds, treasury bills
USD		6.3%	1,449	1,449	—	—	—	6.4%	1,171	1,171	—	—	—
EUR		4.4%	273	273	—	—	—	4.8%	239	239	—	—	—
TRY		22.1%	18,961	18,961	—	—	—		—	—	—	—	—
Secured bank loans	22
USD floating rate loans		11.7%	(335,305)	(335,305)	—	—	—	9.3%	(129,838)	(129,838)	—	—	—
Euro floating rate loans		4.4%	(107,783)	—	(107,783)	—	—	8.0%	(147,889)	(147,889)	—	—	—
Unsecured bank loans	22
USD floating rate loans ***		7.8%	(190,770)	(190,770)	—	—	—	7.6%	(234,270)	(177,466)	(56,804)	—	—
Euro floating rate loans		4.4%	(5,720)	—	(5,720)	—	—
TRY floating rate loans			—	—	—	—	—	15.9%	(42,798)	(20,446)	(12,691)	(9,661)	—

			(584,890)	(471,387)	(113,503)	—	—		(541,699)	(462,543)	(69,495)	(9,661)	—

*	Effective interest rate of cash and cash equivalents represent effective interest rate on time deposits amounting to $1,454,362 as at 31 December 2006 (31 December 2005: $668,294).
**	Effective interest rate is not calculated for foreign investment equity funds since they have no coupon payments.
***	Loan agreements were closed on floating rate basis. However, interest rates are fixed, since the maturity of the loans are less than 6 months and only one interest payment is left. Amount is excluded from sensitivity analysis.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Foreign currency risk

The Group’s functional currency is TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in foreign currencies, primarily US Dollars, Euro, Swedish Krona and Ukranian Hryvnia.

Assets and liabilities denominated in foreign currencies are shown below:

	2006	2005
Foreign currency denominated assets
Due from related parties-long term	70,417	78,264
Other non-current assets	105,505	99
Other investments	35,727	13,096
Due from related parties-short term	22,533	15,057
Trade and other receivables	20,329	19,703
Other current assets	567	58,586
Cash and cash equivalents	837,702	158,832

	1,092,780	343,637

Foreign currency denominated liabilities
Loans and borrowings-long term	(113,503)	(56,813)
Other non-current liabilities	(7,006)	(4,788)
Loans and borrowings-short term	(526,074)	(557,659)
Trade and other payables	(84,318)	(95,188)
Due to related parties	(2,824)	(5,967)

	(733,725)	(720,415)

Net foreign currency position	359,055	(376,778)

Sensitivity analysis

In managing interest rate and currency risk, the Company aims to reduce the impact of short-term fluctuations on the Group’s earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates will have an impact on profit.

At 31 December 2006 it is estimated that a general increase of one percentage point in interest rates would decrease the Group’s profit before income tax by approximately $17,049.

It is estimated that a general increase of fifteen percentage point in the value of the Turkish Lira against other foreign currencies would have decreased the Group’s profit before income tax by approximately $53,858 for the year ended 31 December 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the balance sheet are as follows:

	Note	2006		2005
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Due from related parties-long term	31	72,506	72,506	80,894	80,894
Other non-current assets*		108,779	108,779	2,470	2,470
Available for sale securities	14	54,688	54,688	13,096	13,096
Held to maturity securities	14	7,045	7,048	10,191	10,763
Due from related parties	31	66,101	66,101	66,312	66,312
Trade receivables and accrued income	17	318,973	318,973	321,102	321,102
Other current assets*	18	22,131	22,131	86,162	86,162
Cash and cash equivalents	19	1,598,640	1,598,640	808,153	808,153

Financial liabilities
Interest—bearing loans and borrowings— long term	22	(113,503)	(113,503)	(79,165)	(79,165)
Bank overdrafts		(285)	(285)	—	—
Interest—bearing loans and borrowings—short term	22	(526,083)	(526,083)	(578,105)	(578,105)
Trade and other payables	26	(579,421)	(579,421)	(530,875)	(530,875)
Due to related parties	31	(6,844)	(6,844)	(6,180)	(6,180)
Provisions	25	(29,234)	(29,234)	(32,993)	(32,993)

		993,493	993,496	161,062	161,634

Unrecognized gain			3		572

*	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

The methods used in determining the fair values of financial instruments are discussed in note 4.

28.	Operating leases

The Company entered into various operating lease agreements. At 31 December 2006 and 2005, there were no commitments and contingent liabilities in material amounts arising from those agreements. For the year ended at 31 December 2006 total rent expenses for operating leases were $149,734 (31 December 2005: $134,986).

29.	Capital commitments

As at 31 December 2006, outstanding capital commitments that the Group entered into with respect to purchase of property, plant and equipment amounted to $2,496 (31 December 2005: $48,732).

Purchase Obligations

According to the “Sponsorship and Advertising Agreements” signed in the context and as an integral part of the “Restructuring Framework Agreement”, the Group committed to purchase sponsorship and

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

advertisement from Digital Platform Iletisim Hizmetleri AS (“Digital Platform”). Outstanding purchase obligation with respect to these agreements as at 31 December 2006 amounted to $81,785 (31 December 2005: $99,785) excluding VAT.

The principal shareholder of Baytur Insaat Taahhut AS (“Baytur”), a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on 19 October 2004. The contract amount is $39,650 and the project is planned to be completed in 2007. The Company paid $34,770 to Baytur within the scope of this agreement as at 31 December 2006 (31 December 2005: $18,550).

As at 31 December 2006 and 2005, commitments and contingent liabilities comprised the following:

	2006	2005
Bank Letters of Guarantee	51,134	41,319
Guarantees
Digital Platform	—	5,419
BNP—Brussels (Buyer Credit)	—	4,015
BNP—Hungary (Buyer Credit)	—	1,404

Guarantees

As at 31 December 2006, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations amounting to TRY 71,874 (equivalent to $51,134 at 31 December 2006) (31 December 2005: $41,319).

As explained in note 22, the Company has fully guaranteed the long term junior facility of Astelit.

Guarantees on behalf of Digital Platform were related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks. In February 2006, all related loans have been repaid by Digital Platform and the corporate guarantees have been released.

Within the scope of the Third Mobile License Tender, which will be held in Saudi Arabia, bid bond, which is required to be submitted to the tender authority, amounting to 300,000 Saudi Riyals (equivalent to approximately $80,000 as at 31 December 2006) was obtained on 21 February 2006.

30.	Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and Turkish Ministry an ongoing license fee and universal service fund, respectively, equal to 15% of its gross revenues in total. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

In February 2002, the Company renewed its License with the Telecommunications Authority, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behavior and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Certain conditions of the renewed License Agreement include the following:

Coverage: The Company had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License’s effective date. The Company has completed its related liabilities with respect to coverage as at 31 December 2006.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

Service quality: In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs: Telecommunications Authority sets the initial maximum tariffs in TRY and US Dollar. Thereafter, the revised License provides that the Telecommunications Authority will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the Telecommunications Authority, Suspension and Termination:

The revised License is not transferable without the approval of the Telecommunications Authority. In addition, the License Agreement gives the Telecommunications Authority certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the Telecommunications Authority.

The Telecommunications Authority may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defense. During period of suspension, the Telecommunications Authority may operate the Company’s GSM network. The Company is entitled to any revenues collected during such period and the Licensee’s term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, accrued interest charged for the late payments, indirect taxes such as VAT, and accrued revenues are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is effective after Danistay’s approval on 10 March 2006.

Astelit:

Astelit owns four GSM frequency licenses (two GSM—900, two DCS-1800) and two GSM activity licenses (one is for GSM—900, one is for DCS—1800). GSM—900 frequency licenses are valid until 17 December 2020 and DCS—1800 frequency licenses are valid until 3 March 2019 and 8 June 2008. GSM—900 and DCS—1800 activity licenses will expire on 8 June 2008 and 10 November 2020, respectively. On 4 October 2006 Astelit reissued DCC’s activity and frequency licenses (Time Division Multiple Access) to its own name subsequent to the merger of DCC and Astelit which was realized as of 4 April 2006. In addition to the above GSM licenses, Astelit owns four TDMA activity licenses due to the merger of both companies, which are valid until 22 September 2010, 30 October 2017, 15 December 2018, 17 June 2013, and four frequency licenses (for DAMPS technology), which are valid until 11 December 2017, 4 February 2008, 30 January 2011, 27 June 2007. In addition, Astelit owns 6 microwave frequency licenses.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in one month; about changes in incorporation address in 10 days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

Tellcom:

Tellcom acquired Long Distance Traffic Carrying Services License, Data Transmission Overland License, Infrastructure License and Interconnection License on 19 September 2006, 16 June 2005, 3 March 2006 and 20 July 2006, respectively. Long Distance Traffic Carrying Services License is valid for 15 years and the remaining licenses are valid for 25 years.

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (“Telsim”), Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMBH (Milleni.com) and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”). The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the Telecommunications Authority on 23 May 2003.

The Regulation is driven largely by a goal to improve the competitive environment and ensure that users benefit from telecommunications services and infrastructure at a reasonable cost. Under the Regulation, the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Telecommunications Authority may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom), are obliged to renew their interconnection agreements within two months following the issuance of the Regulation. The Company entered into a new interconnection agreement with Globalstar on 9 September 2003, and as a result of intervention by the Telecommunications Authority, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. After the merger of Is-Tim Telekomunikasyon Hizmetleri AS (“Is-Tim”) and Aycell Haberlesme ve Pazarlama Hizmetleri AS (“Aycell”), a new company was formed with the name TT&TIM Iletisim Hizmetleri A.S. (“TT&TIM”). The interconnection agreement with Is-Tim was renewed with TT&TIM and the interconnection agreement with Aycell was cancelled. On 15 October 2004, TT&TIM changed its name to Avea. On the other hand, the business relationship on interconnection between Milleni.com and the Company has been bilaterally terminated as at 21 June 2004. On 24 May 2006, shares of Telsim were transferred to Vodafone and a new interconnection agreement was signed between the Company and Vodafone at the end of July 2006.

On 21 February 2005, Tellcom and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to the Company’s switch and the Company may convey calls to Milleni.com’s switch, in both cases, for onward transmission to their destinations. In addition, the Telecommunications Authority has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions, and to provide co-location on their premises for the equipment of other operators at a reasonable price. The Telecommunications Authority may also require telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

The Company’s interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage interfere with or cause any deterioration in the operation of the other party’s network.

Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other. These payments vary by contract, and in some cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on the Company’s network but switching to the counterparty’s network, than it receives for a similar call originating on another network and switched to the Company’s network.

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

privileges for its own traffic. The Company and other operators have entered into interconnection agreements which set out the terms and conditions regarding the price terms as well as periodical revision of such terms. However, there were disputes between the operators regarding the pricing terms and as per the Access and Interconnection Regulation, the issue had been escalated to the Telecommunications Authority by Turk Telekom, Telsim and Avea. Meanwhile, the Telecommunications Authority issued reference interconnection rates during the fourth quarter of 2004, which indicate pricing terms. Consequently, on 10 August 2005, the Telecommunications Authority issued a ‘temporary interconnection price schedule’ for the interconnection between Turk Telekom and the Company which are in line with the reference tariff structure defined by the Telecommunications Authority during the fourth quarter of 2004. Telecommunications Authority issued final reference call termination rates for all operators in the market in June 2006. These rates are lower than previously applied termination rates with the other GSM operators, as expected but reveal no change with the temporary interconnection rates applied between Turk Telekom and the Company since August 2005. Based on the Telecommunications Authority’s resolution, the Company has started to apply the new reference call termination rates with Avea starting from July 2006. In the end of July 2006, the Company signed an agreement with Vodafone at more favorable rates than reference call termination rates suggested by the Telecommunications Authority which has been retroactively effective from 24 May 2006 which is the date of transfer of shares of Telsim to Vodafone. Therefore, the Company has applied these more favorable rates starting from 24 May 2006 with Vodafone. For the period between 1 March 2006 and 24 May 2006, final reference call termination rates have been applied retroactively with Telsim.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on VAT on Ongoing License Fee

Starting from June 2003, the Company has begun to make payments for VAT on ongoing license fees with reservations and commenced a lawsuit against the Tax Office for the related period. On 31 December 2003, the Tax Court decided that the Company would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed this decision. On 28 March 2006, Danistay decided in line with the local court. Based on the management and legal counsel’s opinion, the Company has not provided any accrual related with this dispute in its consolidated financial statements as at and for the year ended 31 December 2006.

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TRY 3,023 ($2,151 as at 31 December 2006) for possible interest charges as at

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TRY 30,068 (equivalent to $21,392 as at 31 December 2006).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. The case is still pending. As at 31 December 2006, the Company recorded a provision of TRY 13,296 (equivalent to $9,459 as at 31 December 2006) because its management and legal counsel believe that this is the most likely outcome.

Dispute on National Roaming Agreement

During the third quarter of 2001, the Company was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continuing under the supervision of the Telecommunications Authority have been subject to several lawsuits. On 26 November 2001, the Company initiated an arbitration suit in ICC against Turkish Ministry and Telecommunications Authority. On 25 November 2003, ICC rendered a decision stating that the case is not under its jurisdiction. The Company initiated a lawsuit for the annulment of this decision. The First Instance Court rejected the case and the Company appealed against said decision The Supreme Court annulled the decision of the First Instance court in favor of the Company. On 13 September 2006, local court decided to execute the Supreme Court’s decision. The case is still pending.

In a letter dated 14 March 2002, the Telecommunications Authority subjected Is-Tim’s request for national roaming to the condition that it be reasonable, economically proportional and technically possible. Nevertheless the Telecommunications Authority declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against Telecommunications Authority. On 14 March 2006, Danistay decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision. The appeal process is still pending.

On 9 June 2003, the Turkish Competition Board (the “Competition Board”) decided that the Company abused its dominant position by refusing to enter into a national roaming agreement with Is-Tim, and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $15,525 at 31 December 2006). On 28 March 2006, Danistay cancelled the Competition Board’s decision. Both parties have not appealed the decision and, accordingly, Danistay decision was finalized.

On 10 December 2004, Tax Office requested nominal amount of approximately TRY 21,822 (equivalent to $15,525 at 31 December 2006) regarding the Competition Board decision. On 25 November 2005, the Administrative Court decided the cancellation of the aforementioned payment order. Both the Competition Board and Tax Office have appealed the decision. Danistay approved the Administrative Court decision. Competition Board applied for the correction of the decision of Danistay. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual for Competition Board’s decision.

Additionally, the Telecommunications Authority decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $15,525 at 31 December 2006). On 7 April 2004, the Company made the related payment. On 3 January 2005, Telecommunications Authority paid back nominal amount of TRY 21,822 (equivalent to $15,525 at 31 December 2006). On 13 December 2005, Danistay

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision. The case is still pending. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual as at 31 December 2006.

On 27 October 2006, Telecom Italia SPA and TIM International N.V. initiated a lawsuit against the Company and Telsim claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International N.V. requested $2,000 with respect to this claim. The case is still pending. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual as at 31 December 2006.

If the Company is forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be adversely affected.

Investigation of the Turkish Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors, in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined by nominal amount of approximately TRY 6,973 (equivalent to $4,961 as at 31 December 2006) and was enjoined to cease these infringements. The Company initiated a lawsuit before Danistay for the injunction and cancellation of the decision. On 15 November 2005, Danistay cancelled the Competition Board’s decision on the ground that Competition Board infringed the procedural rules governing the investigation process.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. Based on this decision, Ankara Tax Office requested the Company to pay TRY 6,973 (equivalent to $4,961 as at 31 December 2006) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the injunction and cancellation of this payment order. On 10 March 2006, the Company initiated a lawsuit before Danistay for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. Danistay rejected the injunction request of the Company. The Company has objected to this rejection decision. Danistay rejected the Company’s objection request. The Company ceased to accrue for TRY 6,973 (equivalent to $4,961 as at 31 December 2006) on its consolidated financial statements as at 31 December 2006 due to the aforesaid payment on 25 September 2006.

Dispute on Collection of Frequency Usage Fees

On 21 May 1998, the Company entered into a protocol with the Wireless Communications General Directorate (the “Directorate”) regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, the Company is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate’s power, including all of its rights and obligations, was transferred to the Telecommunications Authority.

On 22 March 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, the Company filed a lawsuit requesting cancellation of the protocols obligating it to

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. After respective legal procedures, on 20 April 2004, the Company paid nominal amount of TRY 145,644 (equivalent to $103,617 at 31 December 2006) for the frequency usage fees of 2002 including interest through that date with reservation. The court rejected the Company’s request and decided that there should be no further judgment on this issue since the frequency usage fees of 2002 are paid. Both the Company and Telecommunications Authority appealed this decision. On 29 June 2006, Supreme Court rejected both appeals and approved the local court’s judgment. Both the Company and Telecommunications Authority have applied for the correction of this decision.

Investigation of the Telecommunications Authority on International Voice Traffic

In May 2003, the Company was informed that the Telecommunications Authority had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, the Telecommunications Authority fined the Company by nominal amount of approximately TRY 31,731 (equivalent to $22,575 at 31 December 2006). On 9 April 2004, the Company made the related payment. With respect to the Danistay’s injunction on 5 November 2004, Telecommunications Authority paid back the nominal amount. Telecommunications Authority appealed this decision. General Assembly of Administrative Courts of Danistay rejected the appeal request of Telecommunications Authority. Case is still pending. Based on its management and legal counsel’s opinion, the Company has recorded income amounting to nominal amount of TRY 31,731 (equivalent to $22,575 at 31 December 2006) in the consolidated financial statements as at and for the year ended 31 December 2004.

On 2 March 2005, Turk Telekom notified the Company that the Company has damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested the Company to pay nominal amount of TRY 219,148 (equivalent to $155,911 as at 31 December 2006) of principal and nominal amount of TRY 178,364 (equivalent to $126,895 at 31 December 2006) of interest, which make a sum of nominal amount of TRY 397,512 (equivalent to $282,806 at 31 December 2006) until 7 March 2005. In addition, Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TRY 450,931 (equivalent to $320,810 at 31 December 2006) of which TRY 219,149 (equivalent to $155,911 at 31 December 2006) is principal and TRY 231,782 (equivalent to $164,899 at 31 December 2006) is interest charged until 30 June 2005. The Court sent the file to expert examination. The case is still pending. Management and legal counsel believe that the aforementioned request has no legal basis. At this point, regarding this litigation it is premature to estimate its potential outcome, if any.

Based on its management and legal counsel’s opinion, the Company has not provided any accruals with respect to this matter in its consolidated financial statements as at 31 December 2006.

Investigation of the Telecommunications Authority on Frequency Fee Payments

On 23 October 2003, the Telecommunications Authority fined the Company, claiming that the Company has made inadequate annual frequency usage fee payments by notifying its subscriber numbers less than the actual. The Telecommunications Authority requested nominal amount of TRY 16,005 (equivalent to $11,387 as at 31 December 2006) for principal, an interest charge of nominal amount of TRY 10,761 (equivalent to $7,656 as at 31 December 2006) and a penalty of nominal amount of TRY 63,463 (equivalent to $45,150 as at 31 December 2006). Management and legal counsel believe that the Telecommunications

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Authority’s decision is due to a misinterpretation of the applicable regulations. On 20 February 2004, the Company initiated legal proceedings for the annulment of the decision. On 26 November 2004, the Administrative Court rejected the case. The Company appealed for correction of the decision.

On 12 October 2005, the Tax Office requested nominal amount of TRY 63,463 (equivalent to $45,150 as at 31 December 2006) regarding the Telecommunications Authority’s decision which was paid by the Company previously. On 8 November 2005, the Company initiated another lawsuit before the administrative court against the Tax Office requesting an injunction and cancellation of the payment order. On 31 March 2006, the court rejected the injunction request and the Company appealed the decision and on 19 June 2006, the Court accepted the Company’s appeal.

On 16 April 2004, the Company paid nominal amount of TRY 103,740 (equivalent to $73,805 as at 31 December 2006) including interest through that date regarding the Telecommunication Authority’s claim. On 3 May 2006, Danistay cancelled the portion of the Court’s judgment relating to wireless usage fee and interest accrued on such fee. However, Danistay has approved the other portions of the aforesaid judgment, by rejecting the Company’s appeal request. The Company has requested the correction of judgment against Council of State’s above mentioned decision. However, the Company management believes that decision of the next case will not be in favor of the Company since the reason behind the appeal is the payment of requested amount including interest previously.

Dispute on Special Transaction Taxation Regarding Prepaid Card Sales

On 18 September 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June—December 2002, the Company calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to the Company a notice, asserting deficiencies in special transaction tax declarations and requesting a special transaction tax payment amounting to nominal amount of TRY 6,993 (equivalent to $4,975 at 31 December 2006) and a tax penalty of nominal amount of TRY 9,875 (equivalent to $7,025 at 31 December 2006). The case is still pending. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated financial statements as at 31 December 2006.

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency

Reklam Departmani Basin Yayin Produksiyon Yapimcilik Danismanlik ve Ticaret Limited Sirketi (“Reklam Departmani”) commenced a lawsuit against the Genclik ve Spor Genel Mudurlugu (“GSGM”) before the Ankara 4th Administrative Court. In the lawsuit, Reklam Departmani claimed for the annulment of fixed odds betting tender related to the establishment and operation of risk management center and acting as head agency. Inteltek has participated to the case as an intervener. On 21 February 2005, the Court rejected the case. Reklam Departmani appealed this rejection. Danistay accepted the appeal request of Reklam Departmani. The case is directed to local court. Reklam Departmani claimed suspension of execution and cancellation of Fixed Odds Betting (“FOB”) tender. Local Court rejected Reklam Departmani’s suspension of execution claim on 18 August 2006. Management and legal counsel believe that it is not practicable to issue an opinion on the conclusion of the case at the current stage. The Company has not set any accruals with respect to this matter in its financial statements as at 31 December 2006.

With respect to the same tender, Gtech Avrasya Teknik Hizmet ve Musavirlik AS (“Gtech”) commenced a lawsuit against Public Tender Authority and GSGM for the annulment of tender related to the establishment

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

and operation of risk management center and acting as head agency, tender transaction and the Public Tender Authority’s decision concerning there is no ground to decide on the application regarding to the annulment of the tender transactions . Since Inteltek’s operations may be affected by the court’s decision, Inteltek has participated to the case as an intervener. On 21 February 2006, the Court rejected the case. Both Gtech and Public Tender Authority appealed the decision. Danistay accepted the request of appeal. On 8 November 2006, the Court decided for the annulment of the Public Tender Authority’s decision and rejected the case from the tender transactions point of view. This decision was appealed by Inteltek, Public Tender Authority and GSGM. Following the appeal of parties on 12 January 2007, Danistay decided for the preliminary injunction of the tender transactions subject to the lawsuit together with the decision of the First Instance Court’s decision. Inteltek and GSGM objected to this decision and Danistay rejected the objection request.

For the reason that, those requests of annulment of tender relate to the “Fixed Odds Betting Agreement Relating to the Establishment and Operation of Risk Management Center and Acting as Head Agency”, an annulment decision that would be rendered in those lawsuits shall invalidate the said agreement and therefore it shall be impossible for Inteltek to carry out its activities as per the said agreement.

Following the above mentioned Danistay’s decision, Grand National Assembly of Turkey issued a legislative proposal related to the continuity of the operations of Inteltek. Legislative proposal is submitted to the President for approval. In the financial statements of Inteltek as of and for the year ended 31 December 2006, no provision has been provided related to this issue.

Legal counsel believes that it is not practicable to issue an opinion on the conclusion of these cases. Based on its management and legal counsel’s opinion The Company has not provided any accruals with respect to these matters in its consolidated financial statements as at 31 December 2006.

Dispute with Spor Toto Teskilat Mudurlugu

On 9 November 2005, Spor Toto Teskilat Mudurlugu sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TRY 3,292 (equivalent to $2,342 at 31 December 2006) due to the difference in the reconciliation methods. Spor Toto Teskilat Mudurlugu claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

A lawsuit for determination of evidence has been initiated against Inteltek by Spor Toto Teskilat Mudurlugu on behalf of GSGM. In this lawsuit, Spor Toto Teskilat Mudurlugu has requested from the Court to determine that Inteltek was responsible for the revenue which was not transferred to the Spor Toto Teskilat Mudurlugu’s accounts in due time, and collection risk belonged to Inteltek, Inteltek was responsible for the revenue in the amount of TRY 1,527 (equivalent to $1,086 at 31 December 2006) which was not paid and not collected until the date of the lawsuit and final accounts should be resolved after every period of six-months for settlement, by accepting the periods of six-months for settlement as periods independent from each other. On 22 February 2007, the Court rejected the case.

Based on its management and legal counsel’s opinion Inteltek accrued nominal amount of TRY 3,292 (equivalent to $2,342 at 31 December 2006) for this amount in the accompanying consolidated financial statements as at 31 December 2006 due to the probability of negative outcome of the declaratory action.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Dispute on call termination fee

Telsim has initiated a lawsuit claiming that the Company has not applied the reference interconnection rates determined by the Telecommunications Authority, and has charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority and requested an injunction to be applicable starting from 1 August 2005, to cease this practice and requested a payment of its damages totalling to nominal amount of TRY 26,109 (equivalent to $18,575 as at 31 December 2006) including principal, interest and penalty on late payment. On 6 April 2006, the case was rejected. Telsim appealed the decision. As it is stated in the existing Interconnection Agreement with Telsim, Telsim referred the matter to the Telecommunications Authority. The resolution procedure was finalized and Telecommunication Authority set the call termination charges which are effective from 1 March 2006. The Company initiated a lawsuit for the annulment of the decision of the Telecommunication Authority. The case is still pending. According to the Telecommunications Authority decision, these charges have been applied between Turkcell and Telsim from 1 March 2006 to 24 May 2006. The management and legal counsel of the Company believe that it is premature to estimate the legal outcome with respect to Telsim’s request of its damages at this point. Therefore, the Company has not recorded any accrual with respect to this matter in its consolidated financial statements as at 31 December 2006.

Invalidity of the Board Resolution

On 23 June 2005, the Board of Directors of the Company has decided to allow Alfa Group to conduct a due diligence in the Company and to entitle the management. On 1 July 2005, Sonera filed a suit with an injunction request against the Company for the purpose of determination of the invalidity of the resolution dated 23 June 2005. On 28 December 2005, the court rejected the injunction request of Sonera. Sonera has appealed this decision on 24 February 2006.

Dispute with Iranian Ministry in connection with the GSM tender process

The Company believes the Iranian Ministry has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, the Company has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. Such injunction order was rejected in April 2006.

Dispute with the Telecommunications Authority with respect to temporary set call termination fees

The interconnection agreement with Turk Telekom provided for a renegotiation of pricing terms on call termination fees after 31 December 2004, and in the event that the parties could not agree on new terms by 28 February 2005, for referral to the Telecommunications Authority for resolution. As the parties were unable to agree on new terms, Turk Telekom referred the matter to the Telecommunications Authority, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005.

On 7 October 2005, the Company filed a lawsuit against the Telecommunications Authority for the injunction and cancellation of this decision, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005 and the Court rejected the Company’s preliminary injunction request. The Company has appealed this decision. The appeal request has been rejected. Besides, on 1 June 2006, Telecommunications Authority issued reference call termination fees for

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

the Company and Turk Telekom. In addition, on 26 July 2006, Telecommunications Authority issued final reference call termination fees for the Company and Turk Telekom. On 10 July 2006 and 14 August 2006, the Company filed two lawsuits before Ankara Administrative Court for the injunction and cancellation of reference call termination fees set as TRY 0.14/minute for calls terminating on Turk Telekom and the Company’s network through the decisions of Telecommunications Authority dated 1 June 2006 and 26 July 2006. On 18 August 2006, the Court has decided to combine these two lawsuits. On 9 October 2006, the Administrative Court rejected injunction request of the Company. The Company objected to this decision. On 22 November 2006, objection request has been rejected.

As mentioned above, Telecommunications Authority has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005. However, Turk Telekom does not apply these termination fees for the international calls. Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totaling to nominal amount of TRY 11,970 (equivalent to $8,516 at 31 December 2006) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005. The Court sent the file to expert examination. The case is still pending.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by Telecommunications Authority for the period between November 2005 and October 2006 amounting to nominal amount of TRY 23,726 (equivalent to $16,880 at 31 December 2006) including principal, interest and penalty on late payment. The case is still pending.

In addition, call termination fees between the Company and Vodafone and the Company and Avea are set through ‘Reconciliation procedure’ and ‘Call termination fees’ issued on 1 June 2006 by Telecommunications Authority. These call termination fees are effective from March 2006, May 2006 and July 2006 for Telsim, Vodafone and Avea, respectively. On 14 August 2006, the Company filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of call termination fees between Turkcell and Avea which have been set as TRY 0.14/minute for calls terminating on the Company’s network. Additionally, on 23 August 2006, the Company also filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of call and SMS termination fees between Turkcell and Vodafone (Telsim for the period between 1 March- 24 May 2006) which have been set as TRY 0.14/minute for calls terminating and TRY 0.297/unit for SMS terminating on the Company’s network. The Ankara Administrative Court dismissed the case on 29 August 2006, deciding that it does not have jurisdiction over the case. The case has transferred to Danistay. The case is still pending.

Dispute with Avea

On 28 February 2006, Avea has initiated a lawsuit against the Company claiming that although there is an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the messages terminating in Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 12,275 (equivalent to $8,733 at 31 December 2006) for the period between February 2005 and December 2005 with its accrued interest till payment.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

On 10 October 2006, the Court decided that charging SMS interconnection termination fees violates the agreement between the Company and Avea, and the Company should pay Avea’s losses amounting to nominal amount of TRY 12,275 (equivalent to $8,733 at 31 December 2006) for the period between February 2005 and December 2005 with its accrued interest till payment. The Company appealed the decision. The Company made the principal and interest payment for the period between February 2005 and December 2005 on 6 November 2006. The appeal process is still pending.

On 22 December 2006, Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 6,480 (equivalent to $4,610 at 31 December 2006) for the period between January 2006 and August 2006 with its accrued interest till payment.

In line with the court decision regarding charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized with respect to the February 2005 to June 2006 for Avea’s losses in the consolidated financial statements as at and for the year ended 31 December 2006. Also, interest has been accrued till 31 December 2006 amounting to nominal amount of TRY 933 (equivalent to $664 at 31 December 2006) for Avea’s losses for the period between January 2006 and August 2006.

The Company has also applied to the Telecommunications Authority to set SMS interconnection prices between the Company and Avea.

Dispute on value added taxation with respect to roaming services

Tax Office claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the year 2000. It has been notified that, based on the calculation made by the Tax Office, the Company should pay nominal amount of TRY 19,791 (equivalent to $14,080 at 31 December 2006) for VAT and penalty fee. Moreover, Tax Office also claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the years 2001 and 2002 amounting to nominal amount of TRY 15,972 (equivalent to $11,363 at 31 December 2006) and TRY 23,863 (equivalent to $16,977 at 31 December 2006) respectively, for VAT and penalty fee. Management decided not to pay such amounts and initiated judicial processes on 6 April 2006 for VAT and penalty fee for the year 2000 and on 13 July 2006 for VAT and penalty fees for the years 2001 and 2002. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated financial statements as at 31 December 2006.

Dispute on ongoing license fee and universal service fund payment based on the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is valid after Danistay’s approval on 10 March 2006. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

agreement was effective. On 21 April 2006, the Company initiated a lawsuit against Turkish Treasury for the difference between the payments that were realized started from 21 July 2005 until 10 March 2006 totalling TRY 111,316 (equivalent to $79,195 at 31 December 2006) including interest of TRY 8,667 (equivalent to $6,166 at 31 December 2006). The case is still pending

The above-mentioned enacted law dated 3 July 2005 also assigned Telecommunications Authority for the revision of license agreement according to new regulation. However, Telecommunications Authority did not finalize such revision in a timely manner. Therefore, on 5 May 2006, the Company has initiated a lawsuit against the Telecommunications Authority for the delay of the revision in license agreement preventing the new regulation to become effective until 10 March 2006. By this lawsuit, the Company has requested payment totalling TRY 112,317 (equivalent to $79,907 at 31 December 2006) including interest of TRY 9,668 (equivalent to $6,878 at 31 December 2006). The Company has decided to give up the request regarding the interest of TRY 9,668 (equivalent to $6,878 at 31 December 2006).

Dispute on Telecommunications Authority fee payment based on the amended license agreement

Based on the 9th article of the new license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once in a year as Telecommunications Authority Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting ongoing license fee, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. However, the Court rejected the Company’s injunction request. The Company objected to the Court’s decision. Danistay rejected the Company’s objection request.

On 21 June 2006, Telecommunications Authority notified the Company that the Telecommunication Authority Fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, Telecommunications Authority requested the Company to pay additional TRY 4,011 (equivalent to $2,854 at 31 December 2006). The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of Telecommunications Authority. On 21 November 2006, local court decided that the lawsuit is not under its jurisdiction and referred the case to Danistay.

Dispute on receivables from Avea regarding call termination fees

Based on the 21th article of the Access and Interconnection Regulation, the operators may retroactively apply the final call termination fees determined by Telecommunications Authority under the reconciliation procedure. Therefore, on 29 August 2006, the Company has initiated a lawsuit against Avea for the collection of its damages totaling to nominal amount of TRY 32,334 (equivalent to $23,004 at 31 December 2006) including principal, interest and penalty on late payment covering the period from 30 June 2004 until 7 July 2006 which is the announcement date of the reference call termination fees issued by Telecommunications Authority on June 2006. On 20 February 2007 the court has dismissed the case. The company will appeal the said decision.

Dispute on validity of the General Assembly Meeting

On 21 August 2006, Sonera filed a lawsuit with an injunction request for the purpose of determination of the invalidity of our General Assembly Meeting with an ordinary agenda including dividend distribution and

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

appointment of members of the Board of Directors, held on 22 May 2006 and the invalidity of all resolutions taken in this meeting.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested nominal amount of TRY 8,136 (equivalent to $5,788 at 31 December 2006) including interest. The case is still pending.

31.	Related parties

Transactions with key management personnel:

Key management personnel comprise of the Group’s directors and key management executive officers.

As at 31 December 2006 and 2005, none of the Group’s directors and executive officers has outstanding personnel loans from the Company.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $3,899 and $3,274 for the years ended 31 December 2006 and 2005, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders. The Company’s management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties and the transactions are consummated at their fair values. None of these balances is secured.

Other related party transactions:

Due from related parties—short term	2006	2005
A-Tel	19,202	6,790
Baytur	15,067	5,892
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	9,439	30,525
ADD Production Medya AS (“ADD”)	8,289	7,169
Digital Platform	7,084	10,183
Genel Sigorta AS (“Genel Sigorta”)	1,775	1,161

Superonline Uluslararasi Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hiz. AS (“Superonline”)	1,226	155
Other	4,019	4,437

	66,101	66,312

Due from related parties—long term	2006	2005
Digital Platform	70,417	78,264
Other	2,089	2,630

	72,506	80,894

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Substantially, all of the significant due from related party balances are from Cukurova Group companies.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF, resulted from simcard and prepaid card sales to this company and payables in relation to dealer activation fees and simcard subsidies for the sale of prepaid cards.

Due from Baytur, a company whose majority shares are owned by Cukurova Group, mainly resulted from advances given to Baytur for the construction of a residence project.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and prepaid card sales to this company.

Due from ADD, a company whose majority shares are owned by Cukurova Group, mainly resulted from balances paid in advance in order to benefit from the expertise and bargaining power of ADD with third parties in media purchasing.

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. On 23 December 2005, a “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The agreement includes the restructuring of the Group’s receivables from Digital Platform amounting to $77,501 as at 31 December 2006 in exchange for sponsorship and the advertisement services that the Company will receive on Digital Platform’s infrastructure. Under the agreement, Digital Platform commits to pay amounts due to the Group through 15 July 2011 along with the interest in cash and advertisement services. $77,501 represents present value of future cash flows and services discounted using imputed interest rate. As at 31 December 2006, $70,417 of the balance is classified as long term due from related parties in accordance with the revised repayment schedule. Besides, the Company paid $8,850 to Digital Platform within the scope of the agreement during 2006.

Due from Superonline, a company whose majority shares are owned by Cukurova Group, mainly resulted from interconnection and call center services provided by the Group.

Due from Genel Sigorta, a company whose majority shares are owned by Cukurova Group, mainly resulted from prepaid expenses for health and life insurances made by the Company for its employees.

As at 31 December 2006, short term due from related parties denominated in USD and EUR comprise $22,433 and $97, respectively (31 December 2005: $15,507 and nil). Long term due from related parties denominated in US Dollars comprise $70,417 (31 December 2005: $78,264).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Intragroup transactions that have been eliminated are not recognized as related party in the following table.

Revenues from related parties	2006	2005
Sales to KVK Teknoloji
Simcard and prepaid card sales	534,363	483,888
Sales to A-Tel
Simcard and prepaid card sales	209,853	283,651
Income from Yapi Kredi(*)
Interest income	19,604	7,093
Sales to Digital Platform
Call center revenues and interest charges	12,618	11,278
Sales to Millenicom Telekomunikasyon AS
Telecommunications services	11,928	2,972
Sales to Kyivstar
Telecommunications services	8,528	745
Sales to Superonline
Call center revenues and interconnection revenue	1,948	1,638

*	Since Cukurova Group transferred its shares in Yapi Kredi to Koc Group on 28 October 2005, Yapi Kredi is not a related party as at 31 December 2006.

Related party expenses	2006	2005
Charges from ADD
Advertisement services and sponsorship	134,037	126,592
Charges from A-Tel(*)
Dealer activation fees and others	57,776	75,735
Charges from KVK Teknoloji
Dealer activation fees and others	16,731	14,418
Charges from Betting SA
Consultancy services	16,048	9,336
Charges from Hobim
Invoicing and archieving services	14,640	10,198
Charges from Kyivstar
Telecommunications services	13,460	546
Charges from Baytur
Residence project	8,000	9,763
Charges from Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	8,784	1,164
Charges from Milleni.com
Telecommunications services	892	9,258

*	Transactions with A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the five months ended 31 December 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal SIM card distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of SIM cards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand SIM cards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

Agreements with Yapi Kredi:

Yapi Kredi, one of the largest commercial banks in Turkey, was owned by one of the significant shareholders of the Company. Since Cukurova Group transferred its Yapi Kredi shares to Koc Group on 28 October 2005, Yapi Kredi is not a related party as at 31 December 2006. Following this transaction, ownership relationship of the Group with Yapi Kredi has been terminated. The Company also receives services from Yapi Kredi as one of its major collection channels for its postpaid subscribers. Apart from the collection accounts, the Group also invests cash into time deposits and repo transactions at Yapi Kredi, from which it earns interest income.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital broadcasting company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, the Cukurova Group. Digital Platform reacquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008. On 23 December 2005, “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The Company also has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company’s subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Global”).

Agreements with Millenicom:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services to and from the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Agreements with Kyivstar:

The Alfa Group, a minor shareholder of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with Superonline:

Superonline is a subsidiary of one of the Company’s major shareholders, the Cukurova Group. There is an agreement between Global and Superonline related to the call center services provided by Global. The Company is also providing interconnection services to Superonline.

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, the Cukurova Group. The Company entered into a media purchasing agreement with ADD on 23 January 2002, which expired on 31 December 2002 and further extended to 31 December 2003. In 2004 and 2005, the agreement was revised again with similar terms. On 1 September 2006, a revised agreement has been signed with ADD and the validity period of the agreement has been extended to 31 August 2008. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. Additionally, ADD is a party of the sponsorship and advertisement agreements which are integral part of “Restructuring Framework Agreement” signed between the Company and Digital Platform.

Agreements with Betting SA:

Betting SA is incorporated under the laws of Greece, owned by one of the major shareholders of Inteltek. Inteltek signed a service agreement with Betting SA on 11 March 2004 to get consultancy services including; monitoring operations, providing continuous evaluation of betting, maximizing game revenues of fixed odds betting, operating fixed odds betting games in the most efficient manner, with integrity and securely. In consideration of such services, Betting SA receives an amount equal to 0.95% of the gross revenues of the fixed odds betting games.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin.

Agreements with Baytur:

The principal shareholder of Baytur, a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on 19 October 2004. The agreement amount is $39,650 and the project is planned to be completed in 2007. The Company paid $16,220 in the 2006 and $18,550 in 2005 and 2004 to Baytur within the scope of this contract.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Agreements with Milleni.com:

Milleni.com, one of the active players in the international carrier market, was a Fintur subsidiary in Germany prior to the Fintur restructuring in 2002. Currently, the Cukurova Group, one of the Company’s principal shareholders, owns Milleni.com. On 21 February 2005, Tellcom and Milleni.com has signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to Tellcom’s switch and Tellcom may convey calls to Milleni.com’s switch, in both cases, for onward transmission to their destinations. The prices vary according to the destinations.

32.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2006 and 2005 are as follows:

Subsidiaries

		Ownership Interest
Name	Country of incorporation	31 December 2006(%)	31 December 2005(%)
Kibris Telekom	Turkish Republic of Northern Cyprus	100	100
Global	Turkey	100	100
Turktell Bilisim Servisleri AS (“Turktell”)	Turkey	100	100
Iyi Eglenceler	Turkey	100	100
Tellcom	Turkey	100	100
Turktell Uluslararasi Yatirim Holding AS	Turkey	100	100
Turkcell Kurumsal Satis ve Dagitim Hizmetleri AS*	Turkey	100	100
Eastasia	Netherlands	100	85
Turkcell Teknoloji**	Turkey	100	60
Kule Hizmet ve isletmecilik AS	Turkey	100	—
Sans Oyunlari Yatirim Holding AS	Turkey	100	—
Corbuss Kurumsal Telekom Servis Hizmetleri AS (“Corbuss”)	Turkey	99	99
Inteltek	Turkey	55	55
Bilyoner***	Turkey	55	55
Euroasia	Netherlands	55	54
Astelit	Ukraine	55	54
DCC****	Ukraine	—	54
Mapco*****	Turkey	—	100

*	31 December 2005: Hayat Boyu Egitim AS
**	31 December 2005: Interaktif Cocuk Programlari Yapim ve Yayinciligi AS
***	31 December 2005: Libero Interaktif Hizmetleri AS
****	Merger of DCC and Astelit has been completed in August 2006.
*****	Merger of Mapco and Turktell has been completed in December 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Subsequent events

a)	On 9 January 2007, Board of Directors of the Company mandated Akbank T.A.S., Citibank N.A., T.Garanti Bankasi A.S., HSBC Bank plc, J.P. Morgan plc and Standard Bank plc as lead arrangers for an unsecured syndicated financing through a committed facility amounting to $ 3,000,000. The facility will be structured in 3 tranches each of $1,000,000, with maturities 3, 5 and 7 years and the financing will be utilized for potential international investments. The facility agreement has been signed on 26 February 2007.

b)	On 19 February 2007, Financell B.V., a wholly owned subsidiary with a capital of EUR 18 (equivalent to $24 as at 31 December 2006) is established in Netherlands by Turkcell in order to borrow funds from the financial institutions and operate as an intermediate financing company to fund the subsidiaries.

c)	At the Board of Directors Meeting dated 2 March 2007, it has been decided to distribute dividends amounting to TRY 567,040 (equivalent to $411,913 as at 23 March 2007), which represented 65% of distributable income. This represents a net cash dividend of TRY 0.257745 in full (equivalent to $0.183370 in full as at 31 December 2006) Dividend distribution was approved at the ordinary General Assembly meeting dated 23 March 2007.

d)	Regarding the lawsuit related to the operations of Inteltek, during March 2007, GSGM ceased the implementation of the Fixed Odds Betting contract. Inteltek initiated a lawsuit against the said annulment. On 28 February 2007, the Turkish Parliament passed a new law that allowed Spor Toto Teskilat Mudurlugu to hold a new tender and sign a contract which will be valid until 1 March 2008. On 15 March 2007, the GSGM hold a new tender, at which Inteltek became the preferred bidder and re-acquired the right to operate until 1 March 2008. On the other hand, Inteltek initiated a lawsuit against GSGM on the ground that the termination of the Fixed Odds Betting Contract dated 30 July 2002 was unjustified.

34.	US GAAP information

The following is a summary of the effects of the differences between US GAAP and IFRS.

Net income for the years ended 31 December

	Note	2006	2005
Profit for the period (IFRS)		832,918	747,453

Adjustments required to conform with US GAAP

Minority interests	e	42,573	24,793
Differences on indexation and translation	a	240,246	260,320
Deferred taxes	b	(93,869)	(116,925)
Accounting for financial instruments	c	(4,582)	(4,079)
Investments accounted for under the equity method	d	(1,648)	(635)

Net income (US GAAP)		1,015,638	910,927

Basic and diluted earnings per common share (in full USD)		0.461655	0.414045

Weighted average number of common shares outstanding		2,200,000,000	2,200,000,000 *

*	Weighted average number of shares have been retrospectively restated for the stock splits and stock dividends as explained in note 21.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Shareholders’ equity at 31 December

	Note	2006	2005	2004
Total equity (IFRS)		4,117,967	3,690,321	2,979,997

Adjustments required to conform with US GAAP

Minority interests	e	(91,375)	(63,794)	(65,514)
Differences on indexation and translation	a	(722,303)	(1,011,507)	(1,151,669)
Deferred taxes	b	143,172	94,764	211,689
Accounting for financial instruments	c	511	5,093	9,172
Investments accounted for under the equity method	d	1,253	2,696	1,842

Stockholders’ equity in accordance with US GAAP		3,449,225	2,717,573	1,985,517

Explanations:

(a)	Differences on indexation and translation: Under US GAAP, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates while monetary assets and liabilities are translated at exchange rates prevailing at balance sheet dates. All foreign exchange adjustments resulting from translation of financial statements into US dollars are included in determination of net income whereas under IFRS, when the functional currency is the currency of a hyperinflationary economy, the reported revenues, costs, capital and non monetary assets and liabilities are recognized based on IAS 29 principles in terms of the measuring unit current at the balance sheet date. As hyperinflationary conditions in Turkey no longer existed starting from 1 January 2006 and TRY has been treated as a more stable currency since that time and the financial statements of the Company and its subsidiaries located in Turkey and Turkish Republic of Northern Cyprus prepared in accordance with IFRSs are not required to be adjusted for hyperinflationary accounting. The accounting treatment differences affected the comparative information presented in the financial statements for the year ended 31 December 2005 and in the preparation of an opening IFRS balance sheet at 1 January 2005 (the date of transition), therefore depreciation and amortization, expenses are also affected. The accounting treatment differences also affected the depreciation and amortization expenses for the year ended 31 December 2006 because of the differences in basis of non-monetary assets.

(b)	Deferred Taxes: Distinctions arise in deferred tax calculation due to the accounting methodology differences between US GAAP and IFRS standards.

Until 31 December 2005, when the Company operated in a hyper inflationary economy, translation gain (loss) resulting from translation of TRY denominated non-monetary assets and liabilities to the US Dollar, which was the functional and reporting currency, in accordance with the relevant provisions of SFAS No.52 as applied to entities in highly inflationary economies and indexing differences for tax purposes would not give rise to temporary differences in accordance with relevant provisions of SFAS No. 109, “Accounting for Income Taxes”. Such differences that were not recognized during prior years have been recognized in cumulative translation adjustment at 1 January 2006 in accordance with EITF 92-8 “Accounting for the Income Tax Effects under FASB Statement No. 109 of a Change in Functional Currency When an Economy Ceases to be Considered Highly Inflationary”.

Deferred taxes associated with temporary differences that arise from translation and indexation effects have been reflected as an adjustment to the cumulative translation adjustment component of shareholders’ equity

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

since the Turkish economy ceased to be considered highly inflationary as of 1 January 2006. The balance of those adjustments will continue to be reported in a separate component of shareholders’ equity until sale, depreciation or amortization of the related assets. Deferred taxes associated with temporary differences that arise from translation and indexation effects amounting to $142,275 as of 31 December 2006 are reflected as an adjustment to the cumulative translation adjustment component of shareholders’ equity. For the year ended 31 December 2006, $37,248 of translation and indexation effects were released from cumulative translation adjustment with respect to the sale, depreciation and amortization of related assets. Tax effects caused by change in enacted income tax rate from 30% as of 31 December 2005 to 20% effective from January 1, 2006 amounting to $59,170 with respect to deferred taxes associated with temporary differences that arise from translation and indexation effects are included in consolidated statements of income for the year ended 31 December 2006. Residual tax effects in cumulative translation adjustment released into income tax expense by specific identification approach are based on the tax rate at which related assets were originally recorded in other comprehensive income.

(c)	Accounting for financial instruments: IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” address the accounting for, and reporting of, financial instruments. IAS 39 sets out detailed accounting requirements in relation to financial assets and liabilities. Financial assets and liabilities are stated at present value using effective interest method with charges flowing through the income statement. Under US GAAP there is no requirement for discounting in certain specified circumstances including trade receivables and payables maturing in less than one year and for borrowings.

(d)	Investments accounted for under the equity method: This line item includes the net effect of IFRS to USGAAP adjustments affecting net loss and shareholders’ equity related to investments accounted for under the equity method, other than cumulative effect of indexation and translation differences which has disclosed separately in differences on in indexation and translation. The differences included in this line include USGAAP adjustments at investments’ financial statements that relate to the differences in the carrying amount of long-lived assets due to the application of IAS 21 and SFAS 52 and due to amortization of goodwill until 31 December 2004.

(e)	Minority interest: Minority interests are reported as a component of total equity under IFRS and, accordingly, profit for the period does not include an adjustment for profit for the period attributable to minority interest. Under USGAAP, minority interest is reported outside of shareholders’ equity and the minority interest in the income of consolidated subsidiaries is an adjustment to USGAAP net income.

(f)	Additional disclosures

Deferred taxes

Under IFRS, the balance sheet presentation of deferred taxes differs from the presentation requirements set forth in USGAAP; see Note 16 for IFRS disclosure.

Under USGAAP, the current and non-current deferred tax liabilities and assets are presented as a net current and as a net non-current amount, consistent with the classification of the related assets and liabilities having generated the deferred tax or expected usage for operating loss carryforwards. The classification is made for each separate tax-paying component within each taxing jurisdiction. The following table presents the deferred tax assets and liabilities under U.S. GAAP according to the presentation prescribed by SFAS No. 109 “Accounting for Income Taxes”:

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

For balance sheet presentation purposes, the valuation allowance as of 31 December 2006 and 2005 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109.

	2006	2005
Current deferred tax assets	59,853	192,731
Non current deferred tax assets	2,489	306
Non current deferred tax liabilities	(112,378)	(185,297)

Net deferred tax asset/ (liability)	(50,036)	7,740

According to IFRS, deferred tax assets are recognized only if realization of tax benefit is ‘probable’. However, according to US GAAP, deferred tax assets are recognized and a valuation allowance is provided unless realization is ‘more likely than not’. Management believes that a valuation allowance is required on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries where the likelihood of realizing these deferred tax assets is not more likely than not. Accordingly a valuation allowance of $49,975 and $16,960 is recorded for the years ended 31 December 2006 and 2005, respectively. The change in valuation allowance is $33,015 and $(217) for the year ended 31 December 2006 and 2005, respectively.

For the years ended 31 December 2006 and 2005 substantially all income from continuing operations and the related income tax expense was domestic.

Intangible assets

Estimated aggregate expense for the five succeeding fiscal years, a requirement according to SFAS No.142 paragraph 45, is presented below;

Estimated amortization expense
For the year ended December 31, 2007	$126,950
For the year ended December 31, 2008	107,749
For the year ended December 31, 2009	81,165
For the year ended December 31, 2010	66,709
For the year ended December 31, 2011	$50,722

Aggregate amortization expense for the years ended 31 December 2006 and 2005 are $155,857 and $143,221, respectively.

Concentrations

The Company has investments in Kibris Telekom (Northern Cyprus), Euroasia (the Netherlands) with operations in Ukraine and Fintur (the Netherlands) with operations in Azerbaijan, Kazakhstan, Georgia and Moldova. At 31 December 2006, net assets of Kibris Telekom, Euroasia and Fintur were $32,330, $43,939 and $684,092, respectively (31 December 2005: Kibris Telekom $25,927, Euroasia $46,292 and Fintur $470,744).

Revenues earned from and charges incurred by Turk Telekom in accordance with the Interconnection Agreement are $ 166,381 and $57,231, respectively, for the year ended December 31, 2006 (31 December 2005: $259,659 and $132,793). As of 31 December 2006 the Company incurred transmission and infrastructure costs by Turk Telekom totaling to $76,788 and $10,444, respectively (31 December 2005: $72,656 and $26,911). The net receivable from Turk Telekom is $14,173 at 31 December 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Company makes a substantial portion of its purchases of goods and services related to GSM investments from Ericsson Turkey (a subsidiary of Ericsson Radio Communication Ltd, one of the former shareholders of the Company), Ericsson Sweden, Ericsson AB and Nokia. Total purchases and charges from Ericsson Turkey, Ericsson Sweden and Ericsson AB were $385,202 in 2006 and $534,285 in 2005 and outstanding balance due to these companies were $36,066 and $37,142 at 31 December 2006 and 2005, respectively.

(g)	Classification differences

Presentation of unamortized transaction costs for debt

Under IFRS, long-term interest bearing liabilities are recognized at inception as proceeds received, net of transaction costs incurred.

Under U.S. GAAP, transaction costs qualifying for capitalization amounted to $ 45,972 are recognized as assets separate from the underlying liability.

(h)	Valuation and qualifying accounts

Allowance for doubtful accounts for the years ended 31 December 2006 and 2005 is set forth below:

	2006	2005
Beginning balance	149,209	133,915
Provision for doubtful receivables	30,513	24,379
Write offs	(40,107)	(9,122)
Effect of change in exchange rate	(6,000)	37

Ending balance	133,615	149,209

Allowances for deferred tax assets for the years ended 31 December 2006 and 2005 are set forth below:

	2006	2005
Balance at the beginning of the year	16,960	17,177
Deduction	(6,128)	(9,258)
Increase	39,143	9,041

Balance at year end	49,975	16,960

(i)	New US GAAP accounting standards not yet adopted

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”. SFAS No. 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Provisions of this Statement may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The adaptation of SFAS No. 155 is not expected to have a material effect on the Company’s consolidated financial statements.

FSP No. 46(R)-6, “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)”. FSP No. 46(R)-6 addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46(R). The variability that is considered in applying FIN 46(R) affects the determination of (a) whether an entity is a VIE, (b) which interests are “variable interests” in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability affects any calculation of expected losses and expected residual returns, if such a calculation is necessary. FSP No. 46(R)-6 must be applied prospectively to all entities (including newly created entities) and to all entities previously required to be analyzed under FIN 46(R) when a “reconsideration event” has occurred, in the first reporting period beginning after June 15, 2006. The Company will evaluate the impact of this FSP at the time any such “reconsideration event” occurs and for any new entities created.

FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”. FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes. FIN 48, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48, also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application of the provisions of this Interpretation is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period FIN 48 is adopted. The adaptation of FIN 48 is not expected to have a material effect the Company’s consolidated financial statements.

EITF No. 06-3 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross versus Net Presentation)”. EITF No. 06-3 would permit companies to elect to present on either a gross or net basis sales and other taxes that are imposed on and concurrent with individual revenue-producing transactions between a seller and a customer. The gross basis includes the taxes in revenues and costs; the net basis excludes the taxes from revenues. The consensus would not apply to tax systems that are based on gross receipts or total revenues. Companies would disclose their policy for presenting the taxes and would disclose any amounts presented on a gross basis. Companies would not be required by the Consensus to change their policies for presenting taxes. A change would be permitted only if the new policy is considered preferable. Assuming ratification, the disclosures required by the Consensus will have to be presented for interim and annual financial periods beginning after December 15, 2006. The Company will evaluate to elect to present taxes collected from customers and governmental authorities either gross or net basis and this may reveal a material effect on the Company’s consolidated financial statements.

SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. SFAS No. 157

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

applies when other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require new fair value measurements. However, for some entities, the application of SFAS No. 157 will change current practice. The transition adjustment, measured as the difference between the carrying amounts and the fair values of those financial instruments at the date this Statement is initially applied, should be recognized as a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for the fiscal year in which this statement is initially applied. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. Earlier application is encouraged, provided the entity has not yet issued financial statements for any interim period for that fiscal year. The adaptation of SFAS No. 157 is not expected to have a material effect on the Company’s consolidated financial statements.

SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans ‘an amendment of FASB Statements No. 87, 88, 106, and 132 (R)”. SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions). The Company does not anticipate that the adaptation of SFAS No. 158 will have a material effect on the Company’s results of operations or financial condition.

SFAS No. 159 “The fair value option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in at each subsequent reporting date. The fair value option may be applied instrument by instrument, such as investments otherwise accounted for by the equity method. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.

Staff Accounting Bulletin 108. SAB 108 establishes an approach requiring the quantification of financial statement errors based on the effects of the error on each of an entity’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it essentially requires quantification of errors under both of the widely-recognized methods for quantifying the effects of financial statement errors: the “roll-over” method and the “iron-curtain” method. SAB 108 permits existing public companies to record the cumulative effect of initially applying the “dual approach” in the first year ending after November 15, 2006 by recording the necessary “correcting” adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The Company does not anticipate that the adoptation of SAB 108 will have a material effect on the Company’s financial statements or results of operations.

EITF No. 06-1 “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”. EITF No. 06-1 reached a Consensus on how providers of services that depend on specialized equipment should account for payments they make to the manufacturers or resellers of the specialized equipment. The service provider’s objective is to stimulate demand for its services by facilitating equipment sales to potential customers. TV, radio, and security services are among those that might depend on specialized equipment often sold by unrelated manufacturers, and the payments could be in the form of cash, equity instruments, tooling,

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

technological know-how, or key components of the specialized equipment. The Consensus would require a service provider to characterize the consideration based on the form of the benefit the service provider’s customer receives from the manufacturer or reseller. If the benefit is “other than cash” (such as a discount on the price of the equipment) or the service provider does not control the form of benefit given by the manufacturer or equipment seller to the customer, the consideration would be treated as a cost rather than as a reduction of revenue. If the contractual provisions dictate that the service provider’s customer receives cash consideration, such as a cash rebate, the amount would be reported as a reduction of revenue. If the Consensus is ratified, its requirements will have to be adopted through retrospective application to all prior periods as of the beginning of the first annual reporting period beginning after June 15, 2007, unless retrospective application is impracticable. Earlier adoption will be permitted for financial statements that have not yet been issued. The adaptation of EITF No. 06-1 is not expected to have a material effect on the Company’s consolidated financial statements.

EITF No. 06-9 “Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and that of a Consolidated Subsidiary or an Equity Method Investee”. EITF No. 06-9 would permit companies to report the subsidiaries’ financial results (or change in an equity method investment) in the parent’s consolidated financial statements as a change in accounting principle through retrospective application pursuant to the provisions of FAS 154 or report the subsidiary’s (or the equity method investee’s) results of operations as a direct adjustment to retained earnings as of the beginning of the parent’s fiscal year in case of a change in a or the Elimination of a Previously Existing Difference between the Fiscal Year-End of a Parent Company and that of a Consolidated Subsidiary or an Equity Method Investee. The consensus on this issue will be effective for future changes to, or the elimination of a previously existing difference between the reporting period of a parent and a consolidated subsidiary (or equity investee) beginning in the first interim or annual period following Board ratification.

(j)	Explanation of material adjustments to the cash flow statements for year ended 31 December 2006 and 2005:

For the year ended 31 December 2006 and 2005, net cash from operating activities, net cash used in investing activities and net cash used in financing activities under USGAAP are adjusted for the effects of differences at non-monetary assets and liabilities recognized based on SFAS No. 52, as described in note 34 (a), and for the effects of accounting differences for financial instruments, as described in note 34 (c).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 20, 2007	By:	/s/ SUREYYA CILIV
Sureyya Ciliv
Chief Executive Officer

Date: April 20, 2007	By:	/s/ SERKAN OKANDAN
Serkan Okandan
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER		DESCRIPTION
1.1*	—	Articles of Association of Turkcell Iletisim Hizmetleri A.S.

8.1	—	Subsidiaries of Turkcell.

12.1	—	Certification of Sureyya Ciliv, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	—	Certification of Serkan Okandan, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	—	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	—	Consent of Independent Registered Public Accounting Firm.

15.2	—	Consent of Independent Registered Public Accounting Firm.

*	Previously filed as an exhibit to Turkcell’s Form 20-F filed on April 13, 2006.