Form 20-F
period 2007-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2008-04-23
CIK 1071321

As filed with the Securities and Exchange Commission on April 23, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Mr. Serkan Okandan

Telephone: +90 212 313 1201

Facsimile: +90 212 292 5390

Turkcell Plaza

Mesrutiyet Caddesi No: 71

34430 Tepebasi

Istanbul, Turkey

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares, Nominal Value TRY 1.000*	New York Stock Exchange
Istanbul Stock Exchange

*	Not for trading on the NYSE, but only in connection with the registration of ADSs representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission.

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

Large Accelerated Filer  ☒                 Accelerated Filer  ☐                 Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   ☐     International Financial Reporting Standards as issued by the International Accounting Standards Board   ☒    Other   ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17   ☐     Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

INTRODUCTION

This is the 2007 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey. The terms “we”, “us”, “our”, and similar terms refer to Turkcell, its predecessors, and its consolidated subsidiaries except as the context otherwise requires.

Our audited consolidated financial statements as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The SEC has recently adopted rules accepting filings from foreign private issuers that include financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to accounting principles generally accepted in the United States , or U.S. GAAP, as were previously required. As we believe that we meet the relevant criteria to avail ourselves of this SEC rule, we have decided to cease providing such reconciliation as part of our consolidated financial statements.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not total exactly. In this annual report, references to “TL” and “Turkish Lira” are to Turkish Lira; references to “TRY” and “New Turkish Lira” are to the New Turkish Lira; and references to “$”, “U.S. Dollars”, and “cents” are to U.S. Dollars and, except as otherwise noted, all interest rates are on a per annum basis. In this annual report, references to “Turkey” or the “Republic” are to the Republic of Turkey. “Counters” are the units we use with our subscribers to measure airtime.

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

While we believe that the expectations reflected in these and other forward-looking statements are reasonable, actual results may differ materially from the expectations reflected in those statements due to a variety of factors, including, among others, the following:

•	competition in our home market;

•	regulations imposed by the Telecommunications Authority of Turkey (the “Telecommunications Authority”) that may require us to maintain certain minimum prices for our services;

•	increased competition and/or the entrance of new direct and indirect competitors in the market due to regulatory changes in Turkey with respect to certain technologies;

•	economic and political developments in Turkey and internationally;

•	failure of the Turkish mobile telecommunications market to continue to develop;

•	failure to successfully integrate and manage the opportunities we pursue, particularly related to our current GSM business, new business models, new technologies and international activities;

•	technological changes in the telecommunications market;

•	legal and regulatory restrictions imposed by regulatory authorities in Turkey;

•

adverse effects on our competitiveness due to our designation by the Telecommunications Authority as an “operator holding significant market power” in the “mobile call termination services market” and as an “operator holding significant market power” in “access to GSM mobile networks and the call origination market”;

•	failure to abide by the requirements of our license or applicable regulations;

•	our current legal action against the Turkish Capital Markets Board (“CMB”);

•	legal actions and claims to which we are a party;

•	foreign exchange rate risks;

•	the influence of our controlling shareholders;

•	disputes between our principal shareholders;

•	exposure to certain risks through our interests in associated companies;

•	our negotiations to acquire a majority stake in Syriatel Mobile Telecom (“Syriatel”);

•	our ability to deal with spectrum limitations;

•	potential liability and possible reduced usage of mobile phones as a result of alleged health risks related to base transmitter stations (“BTSs”) and the use of handsets;

•	our dependence on certain suppliers for network equipment and the provision of data services;

•	our dependence on certain systems and suppliers for IT services and our exposure to potential natural disasters, regular or severe IT failures, human error, hacking and IT migration risk;

•	our ability to retain key personnel;

•	financial risks in the event that our majority owned subsidiaries fail to meet some of their obligations set forth in the agreements related to their financing arrangements; and

•	the current issuance and cancellation halt of American Depositary Shares (“ADSs”) by depositories in Turkey.

All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A Selected Financial Data

Our audited consolidated financial statements as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects,” our audited consolidated financial statements as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, and the related notes appearing elsewhere in this annual report.

The following table presents our selected consolidated statement of operations, balance sheet and cash flow data as of and for each of the years in the three-year period ended December 31, 2007, presented in accordance with IFRS as issued by the IASB which has been derived from our audited consolidated financial statements as of and for the years ended December 31, 2007, 2006 and 2005. The information appearing under the captions “Other Financial Data” is not derived from the audited financial statements.

	2007	2006	2005
	(Million $, except share data and other certain data)
Selected Financial Data Prepared in Accordance with IFRS As Issued by the IASB
Consolidated Statement of Operations Data
Revenues
Communication fees	5,976.9	4,406.7	4,295.9
Commission fees on betting business	181.3	172.4	112.5
Monthly fixed fees	54.8	57.6	54.9
Simcard sales	20.8	21.0	50.3
Call center revenues and other revenues	94.8	42.6	14.4
Total revenues	6,328.6	4,700.3	4,528.0
Direct cost of revenues(1)	(3,103.4)	(2,627.9)	(2,701.6)
Gross profit	3,225.2	2,072.4	1,826.4
Other income	7.8	8.1	15.4
Administrative expenses	(252.8)	(154.9)	(154.0)
Selling and marketing expenses	(1,138.2)	(827.5)	(700.5)
Other expenses	(22.5)	(6.5)	(4.9)
Results from operating activities	1,819.5	1,091.6	982.4
Finance income	308.4	184.0	167.5
Finance expense	(551.1)	(108.0)	(191.2)
Net finance income/(expense)	(242.7)	76.0	(23.7)
Share of profit of equity accounted investees(2)	64.9	78.6	68.2
Profit before gain on net monetary position, net	1,641.7	1,246.2	1,026.9
Gain on net monetary position, net	—	—	11.0
Profit before income taxes	1,641.7	1,246.2	1,037.9
Income tax expense	(322.4)	(413.2)	(290.5)
Profit for the period	1,319.3	833.0	747.4
Attributable to:
Equity holders of the Company	1,350.2	875.5	772.2
Minority interest	(30.9)	(42.5)	(24.8)
Profit for the period	1,319.3	833.0	747.4
Basic and diluted earnings per share(3)	0.613710	0.397951	0.351021
Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,095.3	1,598.6	808.2
Total assets	8,469.0	6,089.7	5,215.1
Long-term debt(8)	140.4	113.5	79.2
Total debt(9)	760.0	639.6	657.3
Total liabilities	2,537.8	1,971.8	1,524.8
Share capital	1,636.2	1,636.2	1,439.0
Total equity/net assets	5,931.2	4,117.9	3,690.3
Weighted average number of shares(3)	2,200,000,000	2,200,000,000	2,200,000,000
Consolidated Cash Flow Data
Net cash from operating activities	2,156.2	1,854.9	1,072.6
Net cash used for investing activities	(440.5)	(632.5)	(659.2)
Net cash used for financing activities	(255.0)	(395.8)	(347.6)
Other Financial Data
Dividends declared or proposed(4)	557.0	411.9	342.2
Dividends per share (declared or proposed)(5)(10)	0.253172	0.187227	0.155545
Gross margin(6)	51%	44%	40%
Adjusted EBITDA(7)	2,627.1	1,820.0	1,722.2
Capital expenditures	783.1	604.8	772.6

(1)	Direct cost of revenues includes ongoing license fee and universal service fund payments, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses, roaming charges, interconnection fees, cost of Simcards sold, handset costs offered as part of our loyalty programs and personnel expenses for technical personnel.

(2)	Share of profit of equity accounted investees includes primarily the income (loss) from Fintur Holdings B.V. (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri A.S. (“A-Tel”) of which we own 41.45% and 50.00%, respectively. Results of A-Tel’s operations have been included in our consolidated financial statements since August 2006. Fintur currently holds all of our International GSM investments other than our Northern Cyprus and Ukraine operations.
(3)	Net income per share figures and weighted average number of shares reflected in our historical financial statements have been retrospectively restated for the stock splits and stock dividends as explained in note 22 to our audited consolidated financial statements.
(4)	The U.S. Dollar equivalent of the cash dividends declared for the year ending December 31, 2007, which amount to TRY 648.7 million, was computed by using the Central Bank of Turkey’s TRY/U.S. Dollar exchange rate on December 31, 2007. The General Assembly meeting to approve the distribution of dividends for 2007 is expected to take place on April 25, 2008.
(5)	In 2006, we declared dividends of $342.2 million for the year ended December 31, 2005, when 1,854,887,341 of our shares were outstanding. The decision of the Board of Directors was approved by the General Assembly which was held on May 22, 2006. Dividends per share for the year ending December 31, 2005 are computed over 2,200,000,000 shares in order to reflect the effect of certain stock splits and stock dividends as explained in note 22 to our consolidated financial statements. In 2007, we declared dividends of $411.9 million for the year ended December 31, 2006, when 2,200,000,000 of our shares were outstanding. The decision of the Board of Directors was approved by the General Assembly meeting which was held on March 23, 2007. In 2008, we declared dividends of $557.0 million for the year ended December 31, 2007, when 2,200,000,000 of our shares were outstanding. The General Assembly meeting to approve the declaration of dividends by the Board of Directors is expected to be held on April 25, 2008.
(6)	Gross margin has been calculated as gross profit divided by total revenues.
(7)	Adjusted EBITDA is a non-GAAP financial measure that equals net income before finance income, finance expense, income tax benefit (expense), other income, other expense, minority interest, share of profit of equity accounted investees, gain on net monetary position, depreciation and amortization.
(8)	Consists of long-term loans and borrowings and long-term lease obligations.
(9)	Consists of long-term and short-term loans and borrowings and lease obligations.
(10)	Dividend per share figures in TRY are TRY 0.2948699 for the year ended December 31, 2007, TRY 0.257745 for the year ended December 31, 2006 and TRY 0.231398 for the year ended December 31, 2005.

	2004	2003
	(Million $, except share data and other certain data)
Selected Financial Data Prepared in Accordance with US GAAP
Consolidated Statement of Operations Data
Revenues
Communication fees	3,088.1	2,143.6
Commission fees on betting business	20.3	—
Monthly fixed fees	51.9	41.1
Simcard sales	28.3	24.4
Call center revenues and other revenues	12.2	10.1
Total revenues	3,200.8	2,219.2
Direct cost of revenues(1)	(2,001.2)	(1,613.2)
Gross profit	1,199.6	606.0
Administrative expenses	(137.3)	(137.2)
Selling and marketing expenses	(349.2)	(294.6)
Income from operations	713.1	174.2
Income (loss) from related parties, net	1.9	3.7
Interest income (expense), net	31.3	(366.3)
Other income (expense), net	7.1	6.2
Equity in net income (loss) of unconsolidated investees(2)	43.6	18.9
Minority interest in income (loss) of consolidated subsidiaries	7.5	3.6
Translation loss	(11.3)	(102.4)
Income (loss) before taxes	793.2	(262.1)
Income tax benefit (expense)	(281.4)	477.3
Net income (loss)	511.8	215.2
Basic and diluted earnings per share(5)	0.232636	0.097818
Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	763.8	582.7
Total assets	4,361.5	3,867.3
Long-term debt(3)	269.7	522.2
Total debt(4)	832.6	630.2
Total liabilities	2,376.0	2,320.0
Share capital	636.1	636.1
Total equity/net assets	1,985.5	1,547.3
Weighted average number of shares(5)	2,200,000,000	2,200,000,000
Consolidated Cash Flow Data
Net cash from operating activities	603.9	1,041.3
Net cash used for investing activities	(542.3)	(198.9)
Net cash used for financing activities	119.5	(653.8)
Other Financial Data
Dividends declared(6)	182.2	78.1
Dividends per share (declared)(7)	0.082818	0.035500
Gross margin(8)	37.5%	27.3%
Capital expenditures	486.7	172.9

(1)	Direct cost of revenues includes ongoing license fee, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses, roaming charges, interconnection fees, cost of Simcards sold and personnel expenses for technical personnel.
(2)	Equity in net income (loss) of consolidated investees includes primarily the income (loss) from Fintur Holdings B.V. (“Fintur”) of which we own 41.45%. Fintur currently holds all of our International GSM investments other than our Northern Cyprus and Ukraine operations.
(3)	Consists of long-term loans and borrowings and long-term lease obligations.
(4)	Consists of long-term and short-term loans and borrowings and lease obligations.

(5)	Net income per share figures and weighted average number of shares reflected in our historical financial statements have been retrospectively restated for the stock splits and stock dividends.
(6)	In 2004, we paid dividends of 78.1 million for the year ended December 31, 2003, when 500,000,000 of our shares are outstanding. In 2005, we paid dividends of 182.2 million for the year ended December 31, 2004, when 1,854,887,341 of our shares are outstanding.
(7)	Dividends per share for the year ended December 31, 2004 and 2003 is computed over 2,200,000,000 shares in order to reflect the effect of certain stock splits.
(8)	Gross margin has been calculated as gross profit divided by total revenues.

Adjusted EBITDA is a non-GAAP financial measure which equals net income before finance income, finance expense, income tax benefit (expense), other income, other expense, minority interest, share of profit of associates, gain on net monetary position, depreciation and amortization. Our management reviews Adjusted EBITDA as a key indicator each month to monitor our cash generation ability and liquidity position. Net income is generally considered by our management as the main indicator for our operating performance. Adjusted EBITDA is not a measurement of liquidity under IFRS as issued by the IASB and should not be construed as a substitute for net income (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

We believe Adjusted EBITDA, among other measures, facilitates liquidity comparisons from period to period and management decision making. It also facilitates liquidity comparisons from company to company. Adjusted EBITDA as a liquidity measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the liquidity of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS as issued by the IASB.

Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	it is not adjusted for all non-cash income or expense items that are reflected in our consolidated statement of cash flows; and

•	other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our results under IFRS as issued by the IASB and using Adjusted EBITDA measures only supplementally. See “Item 5—Operating and Financial Review and Prospects” and the consolidated financial statements contained elsewhere in this annual report.

The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net cash from operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2007	2006	2005
	(Million $)
Adjusted EBITDA	2,627.1	1,820.0	1,722.2
Income tax expense	(322.4)	(413.2)	(290.5)
Other operating income/(expense)	(10.8)	0.3	10.5
Financial income	1.6	(46.4)	(187.6)
Financial expense	(264.4)	19.9	76.8
Net decrease in assets and liabilities	125.1	474.3	(258.8)
Net cash from operating activities	2,156.2	1,854.9	1,072.6

The following table presents selected operational data:

Operating Results

	Year ended December 31,
	2007	2006	2005
Industry Data
Estimated population of Turkey (in millions)(1)	70.6	74.4	73.4

Turkcell Data
Number of postpaid subscribers at end of period (in millions)(2)	6.4	5.8	5.4
Number of prepaid subscribers at end of period (in millions)(2)	29.0	26.0	22.5
Total subscribers at end of period (in millions)(2)	35.4	31.8	27.9
Average monthly revenue per user (in $)(3)	14.3	12.1	14.0
Postpaid	37.6	31.0	33.5
Prepaid	9.2	7.8	9.0
Average monthly minutes of use per subscriber(4)	76.3	70.3	67.7
Churn(5)	19.9%	14.7%	10.1%
Number of Turkcell employees at end of period	2,875	2,751	2,818
Number of employees of consolidated subsidiaries at end of period(6)	6,782	5,257	4,658

(1)	The Turkish population for 2007 is based on data derived from the address-based population registration system announced in January 2008. The Turkish population for 2006 and 2005 has been estimated based upon the 1996 and 2000 censuses prepared by the Turkish Statistical Institute, applying a projected monthly growth rate of 0.13%.
(2)	Subscriber numbers do not include the subscribers in Ukraine and Northern Cyprus.
(3)	We calculate average revenue per user, ARPU, using the weighted average number of our subscribers during the period. ARPU does not include the results of our operations in Ukraine and Northern Cyprus.
(4)	Average monthly minutes of use per subscriber is calculated by dividing the total of incoming and outgoing airtime minutes of use by the average monthly number of postpaid and prepaid subscribers for the year divided by twelve. Our Minutes of Usage (“MoU”) calculation does not include our operations in Ukraine and Northern Cyprus.
(5)	Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Our churn calculations do not include our operations in Ukraine and Northern Cyprus.
(6)	See “Item 6.D. Employees” for information with respect to our consolidated subsidiaries.

Exchange Rate Data

Effective January 1, 2005, the Turkish parliament redenominated the Turkish Lira and created a new currency, the New Turkish Lira or TRY. One million Turkish Lira is equal to one New Turkish Lira. Turkish Lira remained in circulation along with the New Turkish Lira until the end of 2005. Effective January 1, 2006, only New Turkish Lira are in circulation in Turkey.

The Federal Reserve Bank of New York does not report a noon buying rate for the New Turkish Lira and historically has not reported a noon buying rate for the Turkish Lira. For the convenience of the reader, this annual report presents translations of certain New Turkish Lira amounts into U.S. Dollars at the relevant New Turkish Lira exchange rate for purchases of U.S. Dollars at the TRY/$ Exchange Rate announced by the Central Bank of Turkey. In addition, this annual report presents translations of certain New Turkish Lira amounts into U.S. Dollars at the relevant New Turkish Lira exchange rate for purchases of U.S. Dollars at the TRY/$ Exchange Rate announced by the Central Bank of Turkey. Prior to January 1, 2006, unless otherwise stated, any balance sheet data in U.S. Dollars derived from our consolidated financial statements are translated from New Turkish Lira into U.S. Dollars at rates announced by the Central Bank of Turkey on the date of such balance sheet for monetary assets and liabilities and at historical rates for equity and non-monetary assets and liabilities. Starting from January 1, 2006, any balance sheet data (monetary or non-monetary) in U.S Dollars derived from our consolidated financial statements are translated from New Turkish Lira into U.S Dollars at exchange rates at the balance sheet date. Income and expenses for each income statement (including comparatives) are translated to U.S. Dollars at monthly average exchange rates. Any data from our consolidated statements of operations in U.S. Dollars derived from our consolidated financial statements are translated from New Turkish Lira into U.S. Dollars at historic rates. Unless otherwise indicated, the TL/$ exchange rate or TRY/$ exchange rate used in this annual report is the TL/$ exchange rate or TRY/$ exchange rate in respect of the date of the financial information being referred to.

The following table sets forth, for the periods and the dates indicated, the Central Bank of Turkey’s buying rates for U.S. Dollars. These rates may differ from the actual rates used in preparation of our consolidated financial statements and other information appearing herein. The TRY/$ exchange rate as of April 1, 2008 was TRY 1.306 = $1.00.

	Year ended December 31,(1)
	2008(2)(3)	2007(2)	2006(2)	2005(2)	2004	2003
High	1.306	1.450	1.693	1.400	1,550,710	1,746,390
Low	1.145	1.163	1.297	1.254	1,301,340	1,348,023
Average(1)	1.190	1.303	1.431	1.344	1,422,514	1,492,581
Period End	N/A	1.165	1.406	1.342	1,342,100	1,395,835

Source: Central Bank of Turkey

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.
(2)	These columns set forth the Central Bank of Turkey’s buying rates for U.S. Dollars expressed in New Turkish Lira.
(3)	Through April 1, 2008.

	April 2008(1)	March 2008	February 2008	January 2008	December 2007	November 2007	October 2007
High	1.306	1.277	1.222	1.222	1.186	1.212	1.231
Low	1.306	1.191	1.159	1.145	1.163	1.168	1.177

Source: Central Bank of Turkey

(1)	Through April 1, 2008.

No representation is made that the New Turkish Lira or the U.S. Dollar amounts in this annual report could have been or could be converted into U.S. Dollars or New Turkish Lira, as the case may be, at any particular rate. Changes in the exchange rate between New Turkish Lira and U.S. Dollars could affect our financial results. For a discussion of the effects of fluctuating exchange rates on our business, see “Item 5A. Operating Results.”

3.B Capitalization and Indebtedness

Not applicable.

3.C Reasons for the Offer and Use of Proceeds

Not applicable.

3.D Risk Factors

Competition in our home market has increased in recent years and may continue to increase in the future.

We face intensifying competition in our home market from other GSM providers and other telecommunications companies offering competing services, which could affect our ability to add new customers at current rates and lead to a decrease in the size of our market share. In the Turkish GSM market, we currently face competition from Vodafone Telekomunikasyon A.S. (“Vodafone”) and Avea Iletisim Hizmetleri A.S. (“Avea”). Competition has increased in recent years due, in part, to structural changes in the competitive environment. The Vodafone Group, a large multinational GSM operator, acquired all the shares of Telsim Mobil Telekomunikasyon Hizmetleri A.S. (“Telsim”), one of our Turkish GSM competitors, on May 24, 2006, established Vodafone as the new operating company for Telsim and rebranded Telsim as Vodafone. In addition, Turk Telekomunikasyon A.S. (“Turk Telekom”), the fixed-line telecommunications operator in Turkey, increased its stake in Avea from approximately 40.5% to 81% in September 2006. Turk Telekom is 55% owned by Oger Telecom, a multinational GSM operator in which Saudi Telecom Company, the Arab world’s largest telephone company, agreed in January 2008 to buy a 35% stake.

This competition has been increasingly focused on price, as well as other factors such as quality of service, use of bundled offers (including free minutes or free SMS messages) and increasing handset subsidies from GSM operators. Such competition may make it more difficult to attract and retain customers, causing higher churn rates as customers switch carriers to take advantage of lower offers. In addition, it may pressure us to lower prices.

We also face competition from Turk Telekom and other telecommunications service providers. Turk Telekom’s fixed line products and those of these other providers may provide an alternative to GSM for customers’ communications needs for both voice and data transmission. In light of such circumstances, we expect competition from Turk Telekom’s fixed line business and from these other telecommunications service providers to intensify in the future.

In addition, as further discussed below, we expect that third generation (“3G”) licenses and other types of licenses will be offered in Turkey, which will potentially open the door to new competitors.

The Telecommunications Authority has and may continue to require us to maintain certain prices for our services, which has and may continue to have a material adverse effect on our business and results of operations.

In response to complaints by Vodafone and Avea, the Telecommunications Authority has recently required us to maintain certain prices for our services. For the tariffs that we charge our subscribers for calls terminated on our network (on-net tariffs), the Telecommunications Authority mandated that our regular and discounted on-net tariffs could not be less than the lowest interconnection rate applicable. In addition, the Telecommunications Authority set a maximum price of TRY 0.66 (including Value Added Tax (“VAT”)) that we may charge our subscribers for calls that are terminated outside of our network on other mobile operators’ common subscription packages.

Due to the high-level of complexity involved, we sought clarification of its decisions and we have taken actions to revise some of our tariffs and campaigns to comply with the Telecommunications Authority’s new policy to the extent practical and to our best understanding.

The Telecommunication Authority’s actions have negatively affected our ability to design and launch new campaigns and offers and, consequently, have had a negative impact on our business, particularly on our fourth quarter 2007 and first quarter 2008 results.

We have also commenced litigation against the Telecommunications Authority to challenge these decisions, which we believe exceed the scope of its authority and violate the terms of our license agreement. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Following discussions with the Telecommunications Authority seeking clarification of its decisions, we have designed an alternative interconnection scheme with a new pricing model that we believe is compliant with the Telecommunications Authority’s decision. We believe that the flexibility that we will regain through this model will be sufficient to allow us to devise pricing and marketing strategies that will be attractive to current and potential subscribers.

However, no assurance can be given that these strategies will be successful, or that our litigation will be decided in a manner that is both favorable to us and timely or that we will not have further disagreements with the Telecommunications Authority regarding this matter.

If the Telecommunications Authority disagrees with our alternative interconnection scheme and we are required to implement the decisions of the Telecommunications Authority in the manner presently required by it, we would in all likelihood be required to modify our tariffs and our marketing strategy in ways that would make us less competitive with regard to price in the Turkish GSM market, which could continue to harm our market share and continue to have a material adverse effect on our business and results of operations.

Regulatory changes in Turkey with respect to issues such as Mobile Number Portability (“MNP”), licenses for third generation (“3G”) technology and dealership exclusivity may result in increased competition and/or the entrance of new direct or indirect competitors, which could have a material adverse effect on our business and results of operations.

The Telecommunications Authority has made or proposed changes to regulations relating to 3G technologies, MNP, long distance licensing and other technologies that could increase the competition we face in the Turkish communications market, in part by making it easier and/or more attractive for new direct and indirect competitors to enter the market. In addition, the Telecommunications Authority is in the process of preparing regulations for Mobile Virtual Network Operators (“MVNO”), Worldwide Interoperability for Microwave Access (“WiMAX”) licensing, Wireless Broadband Access Services operator licenses (“WBA”) and Value Added Services (“VAS”) licenses, which, if and when they are issued, could significantly affect market dynamics.

The issuance of 3G licenses and the introduction of 3G services in Turkey could lead to significant changes in the competitive environment. We expect a tender process for the granting of 3G licenses to take place during 2008, although no announcement for such process has yet been made. The Telecommunications Authority had cancelled the 3G tender process in 2007 and, accordingly, there may be further delays. Our failure to obtain a 3G license or to implement 3G could affect our competitive position. Our ability to implement 3G services will be dependent on clearing the 3G regulatory and licensing process. We understand that the Telecommunications Authority may attempt to award at least four 3G licenses, possibly resulting in at least one new entrant into the current market, which could affect market dynamics and lead to further deterioration in our market share.

The Telecommunications Authority has issued regulations on MNP, which allow subscribers to keep their existing telephone numbers when changing telephone operators. These regulations are expected to become operational in the fourth quarter of 2008 based on a public statement of the Telecommunications Authority. The introduction of MNP into the Turkish market may lead to increased churn rates and subscriber retention and acquisition costs and may have a significant impact on both Turkcell and the market. Turkcell must ensure it implements MNP on a timely basis, otherwise a delayed implementation may result in the imposition of fines by the Telecommunications Authority. However, we believe that the MNP regulations conflict with our rights under our license agreement. As such, we initiated a lawsuit on March 29, 2007 for the annulment of the MNP regulations. While we do not protest the substance of mobile number portability, we do, however, believe that our rights under our license agreement should remain protected. We believe that the best way for us to protect our rights is to seek to annul the MNP regulations. The lawsuit is pending and we can give no assurance regarding its outcome. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We expect to face increased competition from, among others, long distance carriers and fixed line telephony providers. In May 2004, the Telecommunications Authority granted long distance licenses, allowing licensees to provide both domestic and international Long Distance Telephony Services (“LDTS”). Over 45 companies hold such licenses but only some are operational. Although these long distance telephony providers have not yet had a significant effect on our operations, in the long term they could have the effect of driving down prices and shifting traffic patterns for long distance calls in Turkey.

The Competition Board has modified its regulations in 2007 in a manner that effectively provides that companies with a market share in excess of 40% shall not be within the scope of the Board’s “block exemption” for vertical exclusivity arrangements with other companies and that previously granted individual exemptions may cease to be valid from July 2008. We have previously obtained an individual exemption from the Competition Board for the exclusivity provisions with respect to our dealer agreements, and have submitted a request to the Competition Board for an individual exemption with respect to our exclusive dealer arrangements. We are awaiting a response. If we are not granted such exception, we may be required to terminate the exclusivity provisions in our arrangements with our dealers, effective as of July 1, 2008.

Each of these regulatory changes could result in increased competition and/or the entrance of new direct or indirect competitors, which may have a negative impact on our ability to attract and retain customers, the competitiveness of our products and services, our distribution channels, our brand and visibility and our infrastructure investments, any of which could have a material adverse effect on our business, consolidated financial condition and results of operations.

Economic and political developments in Turkey and internationally have had, and may continue to have, a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

Although the Turkish economy has benefited from a prolonged period of relative stability, it has experienced significant turmoil in the recent past and remains vulnerable to such turmoil in the future for reasons related to both domestic and international conditions. With a substantial portion of our revenues, assets and business derived from and located in Turkey and denominated in New Turkish Lira, adverse developments in the Turkish market may have a material adverse effect on our business, consolidated financial condition and results of operations, as well as on the price of our shares and ADSs.

Turkey remains vulnerable to global shocks and global liquidity problems as a result of its continuing current account deficit (which is one of the widest current account deficits on a nominal basis) and continuing elevated energy prices which are expected to have adverse effects on both inflation and the current account deficit. Inflation figures depend on various factors such as oil prices, domestic pricing behavior and the currency exchange rate trends. The latter is viewed as presenting a serious risk this year. However, the monetary policy of the Central Bank of Turkey as well as the government’s commitment on fiscal policies and the continuation of the structural reforms are expected to continue to be key factors in maintaining Turkey’s financial strength. The government’s approach towards the new IMF program will also be important as it is still an anchor for foreign investors, particularly in an increasingly uncertain global environment.

The Turkish economy has also been and will continue to be vulnerable to political instability. Political uncertainty within Turkey, including actions by terrorist and ethnic separatist groups, along with armed conflict and the threat of armed conflict in neighboring countries, such as Iran, Syria, Georgia and Armenia, historically have been among the potential risks associated with investment in Turkish companies. The instability surrounding the situation in Iraq, as well as tension in and involving the Kurdish regions of northern Iraq, could also have negative economic consequences for us. Although relations with the United States have always played a major role in the stability of the Turkish economy, the relationship has become even more important due to the United States’ presence in Iraq.

For 2008, we are particularly concerned about the case currently pending before Turkey’s highest court challenging Turkey’s Ruling Party—the Justice and Development Party (“AKP”), which may result in the dissolution of the party, bringing down the current governing majority. If successful, the dissolution of the AKP could lead to political turmoil and could slow or halt government reforms and policies sought by the European Union (“EU”) and the business community. Other challenging issues that are presently expected for Turkey in 2008 are a continuing “headscarf” debate, constitutional disputes and terrorism arising from the Southeast region. Internationally, ongoing disputes over Cyprus, negotiations for EU accession and military action along the border with Iraq may also be major issues.

For these and other reasons, 2008 is expected to be another challenging year.

The development and growth of the Turkish mobile telecommunications markets could affect our business and results of operations.

The growth of our business is dependent to a large extent on the development of the Turkish mobile telecommunications market. If the Turkish mobile telecommunications market slows in growth or develops in unexpected ways, this could harm our business and results of operations.

The subscriber mobile line penetration rate in Turkey is relatively low in comparison to the average EU penetration rate. As of the end of December 2007, the subscriber mobile line penetration rate in Turkey was approximately 88% according to the Telecommunications Authority. This figure is higher than the actual individual customer penetration rate because it includes multiple Simcard usage. The development of our business will depend, in large part, on the level of demand for mobile telecommunications in Turkey. Although we expect continued growth in the number of mobile telecommunications subscribers in Turkey, we expect the growth rate to be less than that of recent years.

We are focused on increasing average monthly revenue per user in TRY and average monthly minutes of use per subscriber rather than purely growing our subscriber base. These parameters will, however, be negatively affected by an increasing prepaid subscriber base. In addition, the size and usage patterns of our future subscriber base will be affected by a number of factors outside of our control. Such factors include general economic conditions, consumption tax on mobile phone usage, changes in the regulatory environment, the development of and changes to the GSM market, the availability, quality and cost to the subscriber of competing mobile services and improvements in the quality and availability of fixed line telephone services in Turkey. Recently, pricing regulations implemented by the Telecommunications Authority have also been a significant factor. Given these factors, it is difficult to predict with any degree of certainty the growth and usage patterns of our subscribers and our ability to increase revenues or profitability. In recent months, we have experienced an increase in churn and it is possible that in the future we may not grow our subscriber base in line with the market. Any adverse change in the growth and usage patterns of our subscribers could harm our business and results of operations.

Our strategy for growth is partly dependent on new investment opportunities. These new investment opportunities could affect our business and results of operations, and the return on our investments cannot be guaranteed.

Our strategy for growth is to selectively seek and evaluate new investment opportunities. We have identified four focus areas in which we intend to pursue opportunities to grow our business: core GSM business in Turkey;

new business models through our value added services; new technologies that will create synergies with our current business; and international markets, with our main focus being mobile solutions. Such opportunities may include, both in Turkey and overseas, the acquisition of other companies, the purchase of telecommunication licenses, entrance into new lines of business and the use of new technologies. We may not, however, be able to successfully integrate and manage the opportunities we pursue. In pursuit of our growth strategy, our management may divert undue attention and/or cash resources away from other ongoing business concerns, which could harm our business and result of operations. In addition, investments may not provide expected returns or returns that are in line with those of our core business. See the discussion below regarding our proposed acquisition of Syriatel.

We may be unable to adapt to technological changes in the communications market.

The telecommunications industry is characterized by rapidly changing technology with related changes in customer demands for new products and services at competitive prices. Technological developments are also shortening product life cycles and facilitating convergence of various segments in the telecommunications industry, including in our core GSM business. Our future success will largely depend on our ability to anticipate, invest in and implement new technologies with the levels of service and prices that customers demand. Technological advances may also affect our level of earnings and financial condition by shortening the useful life of some of our assets.

The operation of our business depends in part upon the successful deployment of continually evolving mobile communications technologies, which requires significant capital expenditures. There can be no assurance that such technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. We may be required to make more capital expenditures than we currently expect if suppliers fail to meet anticipated schedules, performance of such technologies fall short of expectations or commercial success is not achieved.

The effects of technological changes on our business cannot be predicted. In addition, it is impossible to predict with any certainty whether the technology selected by us will be the most economical, efficient or capable of attracting customer usage. There can be no assurance that we will be able to develop new products and services that will enable us to compete effectively.

A large amount of our business is or may be subject to certain legal and regulatory arrangements.

Certain actions by the Turkish government, the Telecommunications Authority or other regulatory authorities in Turkey (such as the Competition Board) have in the past, and could in the future, adversely affect our business, consolidated financial condition, results of operations or liquidity. Such actions may include:

•	changes in laws, regulations or governmental policy, or their interpretation, including revisions to the interconnection and access regime or the imposition of price controls;

•	any unfavorable change in corporate and/or income tax legislation, or the imposition of additional consumption taxes or other taxes on subscribers or mobile operators;

•	granting additional mobile telephone licenses or other telephony licenses to new entrants and existing operators;

•	the establishment of limitations on our operations or restrictions on our ability to provide services to existing or new subscribers;

•	investigations, enforcement actions or other assessments of the Competition Board or other regulatory authorities;

•	denial of discretionary benefits that we may seek in expanding our network;

•	the introduction of additional fees or charges by governmental authorities; and

•	introduction of new regulations regarding protection of personal data of subscribers and/or users.

Additionally, in the case of war, general mobilization or when the Telecommunications Authority considers it necessary for public safety or national defense, we may be required to surrender the control of our network wholly or partially to the Telecommunications Authority for a limited or unlimited period.

The Telecommunications Authority has designated Turkcell as an “operator holding significant market power” in “access to GSM mobile networks and the call origination market”, which could affect our competitiveness and have a material adverse affect on our results of operations.

Pursuant to the Access and Interconnection Regulation (the “Regulation”), which became effective on May 23, 2003 and sets forth the rights and obligations of the operators in the telecommunications sector in Turkey, the Telecommunications Authority has designated us an “operator holding significant market power” in the “GSM Mobile Telecommunication Services Market” and “GSM Mobile Call Termination Services Market” and Vodafone an “operator holding significant market power” in “the GSM Mobile Call Termination Services Market.” On January 4, 2005, the Telecommunications Authority designated Turkcell individually as an “operator holding significant market power” in the “GSM Mobile Call Termination Services Market”. Finally, on December 15, 2005, the Telecommunications Authority designated Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell individually as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets”.

As a result of this designation, our company as an operator holding significant market power is required to provide interconnection services on a cost-based basis while operators not designated as “operator holding significant market power” can set their prices differently than the operators designated as such. In addition, due to our designation as an “operator holding significant market power” in the GSM mobile call termination services market, the Telecommunications Authority annually reviews our prices for interconnection services and has the authority to publish “Standard Reference Interconnection Tariffs”, which recommend call termination fees for us. These “Standard Reference Interconnection Tariffs” are not necessarily directly applicable to our current or future interconnection agreements. However, if we are unable to reach an agreement with other parties on prices for interconnection services, the Telecommunications Authority may use the “Standard Reference Interconnection Tariffs”, as it has done in connection with our previous disputes with Turk Telekom and Avea. This mechanism may have the effect of reducing the rates we are able to charge for interconnection services, which could have a material adverse effect on our business and results of operations.

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

For a description of our license and the regulatory regime under which we operate in Turkey, see ”Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”. In addition to the foregoing, our indirectly owned subsidiary, Limited Liability Company Astelit (“Astelit”), holds GSM licenses in Ukraine. If Astelit fails to comply with the terms and conditions of its license agreement it may incur significant penalties, which could have a material adverse effect on our international expansion strategy and our business and results of operations.

The Turkish CMB has informed us that our appointment of one of our board members to the audit committee does not satisfy Turkish legal requirements with respect to audit committees.

Alexey Khudyakov was appointed to the audit committee on July 21, 2006. Alexey Khudyakov’s status on the audit committee is as an “observer member” because under the US Sarbanes-Oxley Act of 2002 he is not considered an independent audit committee member due to his position with one of our affiliated shareholders. On January 26, 2007, the Turkish CMB informed Turkcell that Alexey Khudyakov’s current status, as an “observer member” on the audit committee, does not satisfy the requirements under Article 25, “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently so that our Company can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive board member. In March 2007, we commenced a lawsuit before an administrative court seeking to suspend the execution and to annul the decision of the CMB with respect to Mr. Khudyakov.

The administrative court ultimately dismissed our suit in January 2008. In March 2008, we appealed before the Council of State.

If our position in this matter does not ultimately prevail over that of the CMB, our compliance with the listing requirements of the New York Stock Exchange (“NYSE”) could be called into question, to the extent that the relevant rules of NYSE are based on home country compliance. In this case, remedial action could be required.

We are involved in various claims and legal actions arising in the ordinary course of our business.

We are involved in various claims and legal actions with governmental authorities in Turkey, including the Competition Board, the Telecommunications Authority and certain other parties. In addition, we may be involved in additional claims and legal actions with various governmental and other parties in the future. For a more detailed discussion of all of our significant disputes, see “Item 8.A. Financial Information” and note 31 to our audited consolidated financial statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

We are exposed to foreign exchange rate risks that could significantly affect our results of operation and financial position.

We are exposed to foreign exchange rate risk because certain amounts of purchases, operating costs and expenses, receivables and payments are denominated in multiple currencies, primarily U.S. Dollars, Euros and Swedish Krona. In addition, a substantial majority of our debt obligations are currently, and are expected to continue to be, denominated in U.S. Dollars and Euros. Although we have successfully operated in a hyperinflationary environment with continuous devaluation of the Turkish currency since our inception, sudden increases in inflation or the devaluation rate have had, and may continue to have, an adverse effect on our consolidated financial condition, results of operations or liquidity.

We use analytical techniques such as market valuation and sensitivity and volatility analysis to manage and monitor foreign exchange risk. We keep a portion of our monetary assets in U.S. Dollars, Euros and Swedish Krona, and a portion in New Turkish Lira to reduce our foreign currency exposure. However, fluctuations between New Turkish Lira, on the one hand, and U.S. Dollars, Euros and Swedish Krona, on the other, may have an unfavorable impact on us, as they did in 2007.

In order to manage market volatility in the foreign exchange and fixed income markets, we enter into option and forward contracts in line with our treasury policies. Any options exercised that are either above or below market levels might result in unfavorable results to us.

When we translate our results of operations and financial position into U.S. Dollars for the purpose of preparing our financial statements that are expressed in U.S. Dollars, the dollar amounts will vary in accordance with applicable exchange rates. We do not hedge this so-called “translation risk”.

TeliaSonera, the Cukurova Group, Alfa Telecom Turkey as well as other Alfa Group entities (“Alfa Group”) and Nadash International Holdings, Inc. (“Nadash”) together currently hold a majority of our outstanding share capital which allows them together to exercise a controlling influence over us. This ownership may also have the effect of delaying, deferring or preventing a change of control of Turkcell.

As of the date of this annual report on Form 20-F, TeliaSonera and the Cukurova Group currently own, directly or indirectly, approximately 37.1% and 18.0%, respectively, of our share capital. On the basis of publicly available information (Form 13D filings), Alfa Group, which previously held, indirectly, 13.2% of our shares, has as of January 2008 transferred control of over 50% of these shares to Nadash. On the same basis, we understand that Alfa Group owns 49% of Nadash.

Our Board of Directors currently consists of seven members, and five members are required for a quorum. Two members of the board are affiliated with each of TeliaSonera, the Cukurova Group and the Alfa Group, with the seventh member being independent. On the basis of publicly available information (Form 13D filings), we understand Alfa Group is required to use reasonable endeavors to cause the appointment of one nominee of each of the Alfa Group and Nadash to our Board of Directors.

TeliaSonera and Cukurova Group hold a portion of their interests and the Alfa Group and Nadash hold all of their interests in us through Turkcell Holding, a holding company that owns 51% of our shares. If TeliaSonera, the Cukurova Group, the Alfa Group and Nadash act together they have the ability to control the Board of Directors and exercise a controlling influence over matters requiring a simple majority vote of the shareholders at a general assembly. To the extent that the interests of TeliaSonera, the Cukurova Group, the Alfa Group and Nadash differ from our interests, or those of our other shareholders could be disadvantaged by any actions that TeliaSonera, the Cukurova Group, the Alfa Group and Nadash might individually or collectively, as two shareholders or three shareholders, seek to pursue.

The ownership of a substantial percentage of our outstanding ordinary shares by TeliaSonera, the Cukurova Group, the Alfa Group and Nadash and the affiliation of these shareholders with members of the Board of Directors may have the effect of delaying, deferring or preventing a change in control of Turkcell, may discourage bids for our ordinary shares or ADSs and may adversely affect the market price of our ordinary shares or ADSs.

Certain of our principal shareholders are currently involved in a dispute which could adversely impact their ability to achieve the consensus necessary to approve important matters relating to our business and operations.

The Cukurova Group and TeliaSonera are currently involved in a dispute regarding the previously proposed sale by the Cukurova Group to TeliaSonera of certain holdings in Turkcell Holding A.S. Class B shares. The

Cukurova Group and TeliaSonera are also currently involved in a dispute regarding the sale by the Cukurova Group to Cukurova Telecom Holdings Limited, a joint venture between the Cukurova Group and the Alfa Group, of certain holdings in Turkcell Holding A.S. Class B shares. In addition, as part of this dispute on August 21, 2006, TeliaSonera filed a lawsuit for the purpose of invalidating our General Assembly Meeting held on May 22, 2006, as well as all resolutions taken at that meeting, including with respect to dividends and the election of board members. The court decided that the General Assembly meeting of May 22, 2006 was validly held.

Based on publicly available information, we understand that the arbitration tribunal of the International Chamber of Commerce (“ICC”) recently held that a binding share purchase agreement for the proposed sale was concluded between TeliaSonera and the Cukurova Group and that the Cukurova Group is obligated to fulfill the agreement, despite already having sold some of the disputed shares to the Alfa Group. In addition, the Alfa Group recently indicated publicly that it is seeking early repayment of an approximately $1.35 billion loan which it made to the Cukurova Group due to an alleged default under the relevant loan agreement. The Cukurova Group has denied such alleged default, has indicated that Alfa Group has no grounds to force early repayment of such loan and that the Cukurova Group intends to initiate legal proceedings to oppose the claims of Alfa Group. Based on publicly available information, another arbitration tribunal of the ICC in Vienna has issued an award finding that Cukurova has violated certain share transfer restrictions in the shareholders’ agreement between Cukurova and TeliaSonera relating to Turkcell Holding. The arbitration tribunal in Vienna has ordered Cukurova Holding to take all measures available to it, including good faith negotiations with Alfa Group, to repurchase the transferred shares. The arbitration tribunal has reserved its rights to decide about other claims brought by TeliaSonera, including damages.

According to publicly available information, in 2005 an independent group petitioned a court regarding the exemption provided by the CMB for the sale of shares between the Cukurova Group and the Alfa Group. It is claimed that under Turkish law the CMB exemption for this sale by the Cukurova Group should not have been granted and this transfer should have triggered a tender offer for minority shareholders. The court annulled the exemption by the CMB. In March 2007, the Cukurova Group and the Alfa Group appealed the decision. At present there has been no outcome to the case.

These disputes could result in the failure of our major shareholders to have a cooperative relationship, which could adversely impact the ability of our principal shareholders to achieve the consensus necessary to approve important matters relating to our business and operations.

We hold interests in several companies that may expose us to various economic, political, social, financial and liquidity risks and may not provide the benefits that we expect.

Our investments in subsidiaries and associated companies within Turkey and internationally could expose us to economic, political, social, financial and liquidity risks. We have investments in Azerbaijan, Georgia, Kazakhstan, Moldova and the Ukraine, and we are negotiating to make an investment in Syria through the acquisition of a controlling interest in Syriatel. In addition, we are exploring investment opportunities in Belarus. Specifically, on April 10, 2008, our Board of Directors decided to conduct the necessary studies to submit a proposal directly, or through one of our subsidiaries, to the shareholders of Belarusian Telecommunication Network (“BeST”), based in the Republic of Belarus, to purchase the majority of the company’s shares. Along with Turkey, these countries are generally considered by international investors to be emerging markets. Their legal systems, including telecommunications regulations, are relatively underdeveloped, their economies have only recently begun to open to market principles and their respective institutions and commercial practices are relatively weaker and less developed. There can be no assurance that political, legal, economic, social or other developments in these nations will not have an adverse impact on our investments and businesses in these countries.

Our international and domestic operations may not benefit us in the way we expect for the reasons cited above, as well as other reasons, including general macroeconomic conditions, poor management and legal, regulatory or political obstacles.

Ukraine

We have been operating in Ukraine since the second half of 2004 through our subsidiary Astelit. The country is undergoing a great deal of change and any political instability in Ukraine may have a negative impact on our operations. Although the Ukrainian currency has been relatively stable against the U.S. Dollar for almost five years, this situation may change in the future as a result of the country’s balance of payments issues and recent statements made by the Chairman of the Board of Governors of the National Bank of Ukraine that the Bank might consider its monetary policy with regard to maintaining the current exchange rate of the Hryvna against the U.S. Dollar if the rate would continue hurting Ukrainian exporters. Furthermore, the granting of a 3G license to Ukrtelecom and issuing the National Roaming law in 2006 created an additional mobile player in the market. The privatization of Ukrtelecom is on the agenda of the government. Moreover, should we have a conflict of interest in the future with Eurocorp, the other shareholder of our local partner Euroasia Telecommunications Holdings B.V. (“Euroasia”), our consolidated subsidiary that controls and consolidates our Ukrainian operations, it may affect the ability of Astelit’s management to move forward with its business plan.

Ukrainian tax authorities are increasingly directing their attention to the business community as a result of the overall Ukrainian economic environment. In respect of this, the local and national tax environment in Ukraine is constantly changing and subject to inconsistent application, interpretation and enforcement. Non-compliance with Ukrainian laws and regulations can lead to the imposition of severe penalties and interest. While the management of Astelit believes it has complied with Ukrainian tax legislation, there have been many new tax and foreign currency laws and related regulations introduced in recent years that are not always clearly written.

Northern Cyprus

We have operated a GSM network in Northern Cyprus since July 1999, which may expose us to a number of risks. Any hostilities and/or political instability in Cyprus may have a material adverse effect on the Northern Cypriot economy as well as on the Turkish economy, the progress of Turkey’s accession talks with the EU and our investments and business in Northern Cyprus.

Turkey

Our wholly owned indirect subsidiary, Tellcom Iletisim Hizmetleri A.S. (“Tellcom”), has begun a program to establish a fiber-optic network capable of wholesale voice carrying services and data transmission. Tellcom plans to spend up to $200 million in capital expenditures in 2008, and Tellcom may require several years to generate the expected returns from such capital expenditure, if at all. If Tellcom is not able to successfully carry out its plans to establish a fiber optic network, if such plans require materially more financing than currently expected or if Tellcom is not able to successfully develop its business, this could have a material adverse effect on our business and results of operations.

Tellcom’s broadband investment can be expected to yield positive returns only in the long-term due to high investment cost as the planned infrastructure covers a wide area (incity, intercity and fiber local loop) and uses fiber-based technologies. The risks of this investment are multi-faceted as there are regulatory and procedural unknowns as well as an increasingly dynamic competitive environment.

Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (“Inteltek”), our 55%-owned subsidiary, tendered for and signed a contract with the General Directorate of Youth and Sports in 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. This activity became fully operational during 2004. Since then, the validity of this contract has been challenged by various lawsuits and by new laws reducing the commissions payable to Inteltek and requiring the fixed odds betting business to be subject to new tenders. A new law passed on February 27, 2008 by the Turkish Parliament appears to have stabilized this situation. This new law requires a new contract to be signed with Inteltek for a period of up to one year, and provides for a new tender to be conducted for the operation of the fixed odds betting business. In application of this new law, a new contract to be valid up to one year took effect on March 1, 2008. No assurance can be given that Inteltek will be able to win the expected tender for this business on terms that will be commercially acceptable.

Syria

Specific risks related to our proposed investment in Syria are discussed below.

We are negotiating to make a significant acquisition in Syria, a country subject to international sanctions.

We are engaged in negotiations with Al Mashreq Investment Fund to acquire a majority stake in Syriatel, the leading GSM operator in Syria. No assurance can be given that these negotiations will be successful and that we will acquire a majority stake in Syriatel. However, if we do, doing business in Syria will entail certain risks. Syria has been identified by the U.S. State Department as a state sponsor of terrorism. Furthermore, Al Mashreq Investment Fund is represented by Rami Makhlouf, a Syrian businessman who has been designated by the U.S. Department of Treasury as a person improperly benefiting from the Syrian regime. Current and future U.S. laws and regulations, as well as legal and regulatory actions, targeting Syria and Syrian individuals such as Mr. Makhlouf, may curtail our ability to do business in that country and may impede our exercise of control over Syriatel. Turkcell itself, as well as certain of its key employees (notably those who are U.S. citizens), could be subject to sanctions under such laws and regulations as a result of our activities in Syria. In addition, although our purchase of shares in Syriatel should not be subject to prior Syrian governmental or regulatory approval, the Syrian government has effective control over all aspects of the economy and may impose requirements. All the preceding factors could have a material adverse effect on our financial position and results of operations.

Furthermore, investors may be reticent to invest in a company doing business in Syria, and future laws, regulations and policies could also discourage or prohibit investors from investing in a company doing business in Syria. These factors could have an adverse effect on the demand for our shares.

Our eventual acquisition of Syriatel and the success of our business activities there may also be affected by a number of other factors, including:

•

our ability to manage differences between Syriatel’s management and accounting systems and standards and our own (both those differences that are known and those that we may yet discover) and to successfully integrate these systems and standards;

•

our ability to manage technical differences between Syriatel’s network and operating systems and our own (both those differences that are known and those that we may yet discover) and to successfully integrate these systems;

•	the reaction of Syrian subscribers and potential subscribers to our acquisition of a controlling interest in Syriatel and to the new commercial strategies that we intend to introduce;

•	our ability to identify key trends in the Syrian market and to respond to these in a timely and successful manner;

•	currency exchange rate fluctuations, notably between the Turkish Lira, Syrian pound and other relevant currencies; and

•

the competitive and regulatory environment in the Syrian telecommunications market, including the actions of current and future competitors, and any actions taken by the regulators that may affect costs, pricing and competition levels.

Spectrum limitations may adversely affect our ability to provide services to our subscribers.

The number of subscribers that can be accommodated on a mobile network is constrained by the amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure. The spectrum is a continuous range of frequencies within which the waves have certain specific characteristics and we only have 10 MHz of spectrum in the 900 MHz band. As our subscriber base and service offerings increase, there will be a need for more capacity for mobile voice and data; however, with the currently available spectrum, we may face a bottleneck, especially in the metropolitan areas. To overcome this bottle neck, we have applied for the allocation of additional frequencies in the GSM 900 MHz band. There can be no assurance that we can obtain additional frequencies in the 900 MHz band or additional spectrum in the 1800 MHz band or 3G or Universal Mobile Telecommunications System (“UMTS”) with High Speed Packet Access (“HSPA”) technology which works in a completely differeny frequency band (2.1 GHz) at reasonable cost or at all, or that such additional frequencies will not be awarded to our competitors.

There are alleged health risks related to BTS and the use of handsets which could expose us to liability and lead to reduced usage of mobile phones.

We are aware of allegations that there may be health risks associated with the effects of electromagnetic signals from BTS and from mobile telephone handsets. While there is currently no substantiated link between exposure to electromagnetic signals at the level transmitted by our BTS and mobile telephone handsets and long-term damage to health, the actual or perceived health risks of mobile communications devices could adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in obtaining sites for base stations and exposure to potential liability. Furthermore, we may not be able to obtain insurance with respect to such liability on commercially reasonable terms. In recent years, legal proceedings have been brought against GSM mobile operators seeking the removal of base station sites for health reasons. Such legal proceedings may make it more difficult for us to establish and maintain such sites.

We are dependent on certain suppliers for network equipment and for the provision of data services.

Like all operators, we purchase our GSM network equipment including our switching system, base station controllers (“BSCs”), BTS, transmission equipment and the software required to operate all these from a limited number of major equipment suppliers. Although we are not bound to purchase our equipment solely from any given supplier and we are making efforts to diversify, there can be no assurance that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any current supplier is for any reason unable or unwilling to satisfy equipment requirements. This could occur if, for example, the growth in demand for network equipment exceeds the ability of suppliers of this equipment as a whole to meet such demands. Like all operators, the failure of any of our suppliers to supply equipment to us could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

In addition, equipment from alternative suppliers may not always be compatible with our existing equipment, and our employees may not be familiar with the technical specifications and maintenance requirements of equipment from alternative suppliers. These factors could also have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

We are dependent on certain systems and suppliers for IT services and our business continuity is at risk due to our exposure to potential natural disasters, regular or severe IT failures, human error, hacking and IT migration risk.

We are heavily dependent on IT systems, suppliers for IT services and our IT employees for the continuity of our business. We also regularly upgrade or convert our IT systems. Currently, we have a Business Continuity Management (“BCM”) scheme that is designed to protect and minimize the potential damage to Turkcell’s operations should we experience a crisis situation due a potential natural disaster, such as an earthquake. The implementation of the BCM was completed by the end of 2007. In addition, should we experience regular or severe IT failures, whether due to system outages, human error or deliberate transferring, fraud or hacking, not successfully migrate to alternative or improved IT systems or experience a crisis situation, we may not fully recover our IT systems. If such event(s) occurred, it would result in interruptions in the continuity of our business which could have a material adverse effect on our business, consolidated financial position and results of operations.

If we are unable to retain key personnel, or maintain the loyalty of our distributors and their key personnel, our business, consolidated financial condition or results of operations could be materially and adversely affected.

Our performance depends, to a significant extent, on the abilities and continued service of our key personnel. Competition for qualified telecommunications and information technology personnel in Turkey is intense. In addition, we are dependent on our distributors and their personnel in the growth and maintenance of our customer base. The loss of the services or loyalty of key personnel could adversely affect our financial condition or results of operations as well as breaches of confidentiality regarding our customer, operation and business plan details, particularly if a number of such persons were to join a competitor. Retention of high-caliber individuals in these positions is also key to our being able to deliver on our strategy.

The borrowings of our majority owned subsidiaries may expose us to interest rate risk and possibly increased interest expense, obligate us to meet certain covenants and expose us to financial risks if such subsidiaries fail to meet some of their obligations set forth in the agreements related to their financing arrangements or they require additional financing, each of which could have a material adverse effect on our consolidated financial condition and results of operations.

As of December 31, 2007, the major portion of our outstanding debt consists of the $540 million long-term financing facility for Astelit, which consists of a $390 million senior facility and a $150 million junior facility. Financell B.V. (“Financell”), our wholly owned financing subsidiary, undertook the $390 million long-term senior syndicated facility for Astelit on June 27, 2007. This facility has a variable interest rate. We fixed the Euribor rate for some portion of our debt until maturity instead of the market practice of setting the rate for three or six months in order to partially hedge our interest rate risk against possible short-term interest rate increases. In order to hedge the interest rate risk, we continue to look for hedging alternatives such as interest rate swaps. There are no outstanding swap arrangements due to the cost of such arrangements in the market and the general market view of forward interest rates. Consequently, an increase in the Libor or Euribor rates would cause an increase in the amount of our interest payments and could have a material adverse effect on our results of operations.

In the future we might be obliged to accept certain covenants in connection with obtaining financing on a consolidated basis or for our majority owned subsidiaries.

Cancellation of our ADSs has been halted on a limited basis and this may adversely affect liquidity and trading of our ADSs.

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

On March 8, 2007, the Turkish Ministry of Finance issued a new communiqué that facilitated the reopening of the ADS issuance and cancellation books based on certain conditions. On May 17, 2007, our ADR depositary reopened our ADS issuance books and, on a limited basis, our ADS cancellation books. Cancellations are currently limited to non-resident beneficiaries (i.e. beneficiaries not resident or incorporated in the Republic of Turkey) who have purchased ADSs on or after January 1, 2006.

Due to the continued halt of cancellation of our ADSs, except for non-resident beneficiaries who purchased ADSs on or after January 1, 2006, if there were a sudden or significant increase in persons wishing to sell ADSs, there may be adverse effects on liquidity and market disruption in the trading of our ADSs.

ITEM 4.	INFORMATION ON THE COMPANY

4.A	History and Development of the Company

Turkcell Iletisim Hizmetleri A.S., or Turkcell, a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. Our principal shareholders are Sonera Holding, formerly known as Telecom Finland Ltd., and currently owned by TeliaSonera, the Cukurova Group, the Alfa Group and Nadash. The address of our principal office is Turkcell Iletisim Hizmetleri A.S., Turkcell Plaza, Mesrutiyet Caddesi, No. 71, 34430 Tepebasi, Istanbul, Turkey. Our telephone number is +90 (212) 313 10 00. Our website address is www.turkcell.com.tr. Our agent for service of process in the United States is CT Corporation, 111 8th Avenue 13th floor, New York, New York 10011.

We operate under a 25-year GSM license, which we were granted in April 1998 upon payment of an upfront license fee of $500 million. At that time, we also entered into an interconnection agreement with Turk Telekom providing for the interconnection of our network with Turk Telekom’s fixed-line network which was amended on September 20, 2003. Under our license, we pay the Undersecretariat of Treasury (the “Turkish Treasury”) a monthly ongoing license fee equal to 15% of gross revenue. Of that monthly ongoing license fee, 10% goes to the Ministry of Transportation and Communications of Turkey (“Turkish Ministry”) as Universal Services Fund. Under the interconnection agreement between us and Turk Telekom, our network is interconnected to the Turk Telekom fixed-line network.

From 1993 until April 1998, we operated under a revenue-sharing agreement with Turk Telekom. Under the revenue sharing agreement, Turk Telekom contracted with subscribers, set tariffs, performed subscriber billing and collection, assumed collection risks and gave us access to Turk Telekom’s communication network. We were entitled to receive 100% of the fees received from subscriber identity module card, or Simcard, sales, but only 32.9% of fees billed for connection, monthly fixed fees and outgoing calls, and 10% of fees billed for incoming calls, an arrangement that resulted in payment to us of approximately 25% to 30% of the net system revenues generated by subscribers of our GSM network.

In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Istanbul Stock Exchange and our ADSs on NYSE.

Our subscriber base has grown from 63,500 at the year-end 1994 to approximately 35.4 million at the year-end 2007. In 2007, we had total revenues of $6,328.6 million, our EBITDA totaled $2,627.1 million and we reported net income of $1,350.2 million.

For the year ended December 31, 2007, we spent approximately $783.1 million for capital expenditures compared with $604.8 million in 2006.

In addition to our operations in Turkey, we have various international operations and, since 2004, we have become an established regional GSM operator. For further information please see “Item 4.B Business Overview—International Operations”.

4.B	Business Overview

Based on our estimates and announcements made by the Telecommunications Authority, we are the leading provider of mobile services in Turkey in terms of number of subscribers, with an estimated 57% share of the Turkish subscriber market as of December 2007. We provide high-quality mobile voice and data services over our GSM network. We have developed one of the premier mobile brands in Turkey by differentiating ourselves from our competitors in areas such as quality of service, customer service and product variety. As part of our focus on subscriber service and subscriber growth, we have introduced a wide range of mobile services for various subscriber needs in order to attract new customers and retain existing ones.

Through a state-of-the-art GSM network, we provide comprehensive coverage of an area that as of March 31, 2008 included 100% of the population living in cities of 2,000 or more people and 81 of the largest cities and the majority of the country’s tourist areas and principal inter-city highways. As of April 1, 2008, we provided service to our subscribers in 197 countries through commercial roaming agreements with 576 operators.

Industry

Overview

GSM, one of the digital standards for mobile communications, was developed in 1987 in order to facilitate unification and integration of mobile communications worldwide.

As a digital standard, GSM offers a wide range of services that include voice, circuit switched data, packet data and fax, in addition to standard service offerings such as call barring, call forwarding, call waiting and roaming into areas serviced by other GSM carriers. A key component of the GSM network is the Simcard, which enables the user of a mobile phone to be identified. Simcards, also known as “smart cards”, are placed inside each headset and function as its digital brain. Simcards’ digital memory allows for the storage of the subscribers’ personal information such as the rate plan, phone number and service features. Both postpaid and prepaid subscribers are required to purchase a Simcard, in order to use the telecommunications service offered by Turkcell.

GSM networks have traditionally been used exclusively as personal voice communications networks. The mobile telecommunications industry is increasingly providing mobile data services, and GSM, as a technology platform, is suitable for data transmission. Currently many advanced technology platforms are being developed to enable the provision of more sophisticated data service.

Today most GSM operators, in addition to the standard data service of 9.6 kilobits per second, also offer new technology standards such as High Speed Circuit Switched Data (“HSCSD”) and General Packet Radio Service (“GPRS”), which provide for network speeds of up to 57.6 Kbs and 160 Kbs, respectively, depending on radio network and mobile phone conditions. Enhanced Data rates for GSM Evolution (“EDGE”) and UMTS provide the means for making networks suitable for high-speed wireless data services. EDGE and UMTS platforms allow network speeds of up to 240 Kbps and 384 Kbps, respectively. By utilizing the new radio access technology, High Speed Downlink Packet Access in UMTS networks operators gain increased capacity and improved downlink speeds up to 14.4 Mbps. Most of the countries in Western Europe have already granted UMTS frequency band licenses to operators. Those operators have started to offer advanced multimedia services to their customers.

The Turkish Mobile Market

Turkey’s population was estimated to be approximately 70.6 million as of December 31, 2007. The Turkish population is young, with an estimated median age of 28, which is lower than elsewhere in Western Europe, and the majority of the population lives in urban areas. In our opinion, these factors indicate the growth potential for the mobile communications market in Turkey.

There are currently three mobile communications operators in Turkey: Turkcell, Vodafone and Avea, with a total of 62.0 million GSM lines as of December 31, 2007, according to announcements of the Telecommunications Authority.

Vodafone, our principal competitor, entered the Turkish GSM market by acquiring Telsim on May 24, 2006. Telsim, which had received a 25-year license at the same time we did on what we believe to be identical terms, including the $500 million upfront license fee, had been put up for sale by the Savings Deposit Insurance Fund (“SDIF”) in August 2005. The auction for Telsim was held on December 13, 2005 with Vodafone submitting the winning bid of $4.55 billion.

In September 2006, Turk Telekom’s stake in Avea increased to 81% when it purchased Telecom Italia SpA’s 40.5% interest in Avea for $500 million. Turk Telekom is 55% owned by Oger Telecom, a multinational GSM operator in which Saudi Telecom Company, the Arab world’s largest telephone company, agreed in January 2008 to buy a 35% stake.

Strategy

Our vision is to ease and enrich the lives of our customers with communication and technology solutions.

In line with our vision, our aim is to deploy innovative solutions for our customers in mobility, internet and convergence areas in a fast and effective manner. We believe that Turkcell has significant strength in: the provision of differentiated services to meet customer needs; the prioritization of shareholders’ expectations in the corporate decision making process; the encouragement of entrepreneurship; trust and loyalty of our customers through our value propositions and corporate responsibilities; effective, cost sensitive and timely operations; and a high performance team with our current employees.

Building upon these strengths we have identified four focus areas in which we intend to grow our business:

•	Core GSM Business in Turkey;

•	Exploring new business models through our VAS;

•	Expanding into new technologies that will create synergies with our current business; and

•	Expanding into international markets, with our main focus being mobile solutions.

To achieve these we have set the following priorities:

Increase customer satisfaction and loyalty

We intend to continue to strengthen our well developed brand values and build a stronger relationship with our customers through providing differentiated products and services in line with their needs and expectations. We aim to focus on ensuring loyalty and satisfaction, maintaining our superior value propositions, continuing our segmented approach and improving customer experience and strong Customer Relationship Management (“CRM”) program.

Continue market and technology leadership

Through our tailored marketing and innovative approach, we intend to maintain our market and technology leadership in the long term.

We aim to continue our leadership in:

•	the coverage and quality of our communications network;

•	the ability to provide communication services with the most advantageous cost to the largest number of people in Turkey;

•	the broadest range of products and the most user-friendly services;

•	the most widespread and the highest quality customer service; and

•	the maximum benefits for mobile phone subscribers in Turkey through co-branding activities.

Focus on growing earnings

Our aim is to grow earnings while maintaining the profitability of our business. We define the scope of our business as “communications and technology” and intend to monitor new business opportunities that have a high return potential and/or are critical for sustaining our competitive advantages.

To achieve profitable growth, we intend to expand into new business models through which we will seek to provide value added services in the areas of healthcare, finance, advertising, education and security.

We also intend to develop new technologies through which we will propose new services such as broadband. We believe that the Turkish market provides significant potential demand for such services.

Our efforts to selectively seek and evaluate new international investment opportunities will also continue. We intend to seek feasible investment opportunities and are open to launching greenfield operations as well as forming potential alliances and conducting merger and/or acquisition activities that will contribute to our economies of scale and create synergies. We may also pursue investment opportunities in communications and technology related investments in Turkey.

In addition, we aim to increase the positive contribution of our subsidiaries to our growth.

Services

We currently provide high-quality wireless and value-added mobile communications services to subscribers throughout Turkey. Subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract and receive monthly bills for services. Prepaid subscribers must purchase a starter pack which consists of a Simcard and inclusive airtime from 20 up to 250 counters. Scratch cards can be purchased in increments from 25 up to 1000 counters.

As of December 31, 2007, we had approximately 29.0 million prepaid subscribers and 6.4 million postpaid subscribers, compared to approximately 26.0 million prepaid and 5.8 million postpaid on December 31, 2006.

Voice Services

Voice services are the main services we provide to our customers. Voice services consist of high quality wireless telephone services on a prepaid and postpaid basis.

VAS

The VAS management is focused on developing and managing services to address both consumers’ and corporate customers’ different needs and enriching their daily lives. We provide an integrated service approach with a common vision to offer tailored solutions based on our markets’ specific needs and preferences.

One of our main aims is to increase mobile data and value-added services revenues among our existing customers and to foster the growth of new customers through offering new value-added services and new ways to access our existing wide range of content and services. Having a rich portfolio of various services helps us maintain our competitiveness.

We focus on growth of value-added services revenues through increasing penetration and usage of value-added services. We believe that increased customer satisfaction through our large portfolio of services will play an important role in our future retention efforts. Assuring customer loyalty is one of our priorities.

Through the launch of new value-added services we aim to obtain our goals of increasing revenues, customer satisfaction, customer loyalty and customer retention. We will continue to position new products and services based on the needs and expectations of our customers in order to promote mobile usage, increase awareness of our value-added services and increase penetration of our services.

We continuously seek to extend our product range through the introduction of new services to better meet the needs and expectations of our customers. We continue to build on our technical competencies and deep market know-how to expand our existing rich services portfolio. We closely follow and analyze global trends and develop services to fit local market needs.

We believe that one of the main pillars of future growth of Turkcell is developing new services and business areas. We develop services in partnership with leading companies in various adjacent industries such as Internet, media, finance, healthcare and education to enhance user experience with mobile solutions. Turkcell seeks to differentiate itself with innovative and pioneering solutions with its strong ecosystem of solution providers and various partnerships.

Our value-added services are categorized into the following groups: Consumer Services, Content Services and Corporate Services.

Consumer Services

Value-added services provides a number of consumer oriented services including turkcell-im, mobile Internet, turkcell-im benim, KimAramis and Economic Internet packages.

turkcell-im. turkcell-im is a common communication and access channel for Turkcell’s VAS. Launched in September 2006, turkcell-im facilitates mobile internet usage and download of content including news, entertainment, sports, music and chat. As of December 31, 2007, turkcell-im had 11.8 million users. In 2007, 15.6 million individuals connected to the Internet via turkcell-im. Apart from existing users, during 2007, each month an average of 663,000 new users used turkcell-im. In 2007, 11.6 million items of content were downloaded from turkcell-im and it had 654 million page views.

Mobile Internet. Through partnerships with Google, Microsoft and Mynet Email Services among others, Turkcell has increased usage of mobile Internet among its subscribers. Turkcell subscribers are able to reach the Google search engine through turkcell-im and search without paying any extra charges. Turkcell was also the first GSM operator in Turkey that launched Windows Live Messenger from Microsoft—the most used instant messaging service in Turkey. Turkcell also partnered with the biggest local email provider, Mynet, to allow Turkcell subscribers to access their Mynet emails through their mobile phones.

turkcell-im benim. turkcell-im benim was launched in June 2007 as Turkey’s first mobile-web integrated social platform. Using turkcell-im benim, Turkcell subscribers can store and share their videos and photos via their mobile phones. Subscribers can browse the website or wap site, view, comment on and send content through the turkcell-im benim service. As of December 31, 2007, turkcell-im benim had 141,958 subscribers and almost 1 million items of content (videos and photos).

Economic Internet Packages. Economic Internet packages were launched in February 2007 to offer subscribers a less costly Internet connection than standard mobile Internet tariffs. Economic internet packages can be used both for mobile phones and a computer connection. The service offers various packages based on the amount of data downloaded in 2007, 170,000 economic Internet packages were sold.

Content Services

We aim to provide high quality and user-friendly content solutions to our customers. We use offers, such as “Free Try then Buy”, to educate our customers about our services to enrich and ease their lives. One new content based service we offered in 2007 was Goller Cepte, a service which sends subscribers real time goal videos from football matches of Turkcell Super League. In 2007, we also strengthened our content services through establishing new partnerships with Digiturk, Fox International, Warner Bros, Sony Pictures and Walt Disney Pictures.

Corporate Services

With our value-added corporate services, we aim to increase competitive advantage and efficiency for Turkcell corporate customers. We have extended our EDGE technology coverage (a technology that offers a three times higher connectivity speed than GPRS) to more than 85% of total BTS in our network as of December 31, 2007. Instead of per megabyte pricing, we have also launched flat rate Internet Packages for different customer needs. In 2007, we launched Connect Card-Internet Package and Turkcell PDA-Internet Package bundle offers with 12, 18 and 24 months contracts for corporate customers. In 2007, our Solutions Catalogue included 48 products with 43 partners. Corporate Messaging Solutions were the leading solutions in 2007. We also offer sales force automations, vehicle tracking and telemetry solutions for different sectors and segments in our Solutions Catalogue.

New Services and Business Areas

Turkcell continuously seeks to extend its product range through the introduction of new services to meet the needs and expectations of our customers. Turkcell continues to build on its technical competencies and market know-how to expand its existing rich services portfolio. We closely follow and analyze global trends and develop services best fitting local market needs. Turkcell is currently focusing on improving content services through a number of different areas including mobile signature, mobile traffic monitoring, mobile healthcare, mobile learning and mobile advertising.

Turkcell Mobile Signature (Turkcell Mobil Imza)

Turkcell Mobile Signature is a digital signature created through a secure application on a Simcard. This service can be used for electronic transactions over a mobile phone or PC. The system is run with a password and all mobile phones with SMS capability can use this service. The service launched in February 2007 with the participation of five leading banks of Turkey with applications in Internet banking and now includes at least 23 providers including 12 banks and several governmental applications for website login, money transfer approval, money withdrawal from ATM with Simcard, e-purchasing and mobile signed e-mails. We are the first to provide it within Turkey and it is one of the first examples of a service of its type worldwide.

Turkish Mobile Wallet

In January 2008, Turkcell and Garanti Bank have launched “Turkcell Mobile Wallet”, a project to integrate credit cards into cell phones. This Near Field Communication (“NFC”) Project will be in a pilot phase for six months. With this new service, it will be possible to use cell phones equipped with the MasterCard PayPass application in all locations that accept Garanti Bank’s “Bonus Trink” credit card. This application reduces payment time to less than half a second and all payments under a certain limit can be made by entering a PIN number.

IBB Cep Trafik (Mobile Traffic Monitoring Solution)

Turkcell has cooperated with the Metropolitan Municipality to provide the “mobile solution” to traffic, a major municipal issue in Istanbul. The agreement signed between these two establishments allows Turkcell subscribers to download the IBB Cep Traffic program to their cell phones in order to be guided to their destination. Subscribers can now save time by selecting the best possible route through instant access to the Traffic Density Map as well as traffic camera images to check road conditions. IBB Cep Trafik is currently in its Test Period where it is available to all Turkcell subscribers without payment other than the present data fee. The service is expected to relaunch as a subscription service in April 2008.

Mobile Healthcare

Turkcell is committed to providing innovative e-health solutions and formulating strong sector partnerships to further support programs addressing the issue of limited access to quality health care. Mobile health care applications ranging from telemedicine, central appointment center solutions and sms reminders to connectivity seek to improve efficiency and access through continuous information exchange between patients and health care providers.

Mobile Learning

“Turkcell Academy Mobile Learning Platform” is a service developed by Turkcell which aims to make life easier by bringing training and technology together. Turkcell Academy Mobile Learning will enable use over all types of mobile networks (employing EDGE, WiFi, Wi-Max, 3G and similar technologies) and other devices (IPTV and PC) starting with the mobile. The mobile learning platform ensures the repetition of training when required, eliminating geographical and temporal constraints.

Mobile Marketing and Advertisement

Turkcell creates and manages mobile marketing and advertisement channels that, on one side, are a unique value for corporate customers in terms of marketing, and on the other side, bring value to subscribers through targeted offers and incentives from brands that meet their interests and needs. In 2007, Mobile Marketing and Advertisement revenues had increased to 4.5 times that of 2005.

Turkcell has the largest opt-in (customer permission) database in Europe both in terms of number (5.2 million opt-in subscribers) and scope of data richness used for mobile marketing and advertisement activities for other brands and advertisers. With this opt-in database, advertisers can segment their potential customers according to their target market and send a highly targeted campaign or advertisment message.

During 2007, Turkcell was active in the field of mobile advertising, launching wap banner advertisement and mobile search, creating advertisement space for its corporate customers and creating more areas of inventory in terms of sponsorship and advertisement. In 2008 it is expected that different advertisement channels and applications will be launched.

Partnership Development

We seek to provide a rich service and content portfolio, not only on our own, but also through our partners, who specialize in application, content and marketing. Since 2004, we have developed partners through the Turkcell Partner Program. In 2007, we provided 350 different services and 373 mobile marketing campaigns in different categories by working with 250 partners to meet information, entertainment and corporate needs of our customers with powerful content, brand and media partnerships.

Future Services

3G Mobile

3G technology offers full interactive multimedia and is expected to bring mobile networks significantly closer to the capabilities of fixed-line networks and allow for the introduction of high volume-based data services like video telephony. Multimedia services will likely feature prominently in 3G networks, and may include, in addition to conventional mobile voice and data services: high speed Internet and intranet access, video telephony and conferencing, mobile TV, entertainment, information services and direct instant access to home or office IT systems.

Turkcell’s ability to implement 3G services will be dependent on clearing the 3G regulatory and licensing process. The Telecommunications Authority conducted a tender process for the granting of 3G licenses on September 7, 2007. Based on the tender process conducted on September 7, 2007, Turkcell was awarded a 3G license. However, on September 19, 2007, the Telecommunications Authority canceled the 3G license tender due to the fact that Turkcell’s competitors did not participate in the 3G tender process. We expect a 3G tender process to take place during 2008, but no announcement has been made by the Telecommunications Authority regarding rescheduling the 3G tender process and, accordingly, there may be further delays in the 3G tender process. If the 3G tender process is rescheduled, the minimum price for a 3G license may be reset and could increase from the €252 million minimum for the largest bandwidth in the previous 3G tender process. However, the tender process could result in a significantly higher price, especially if multiple new licenses are granted to new entrants. We understand that the Telecommunications Authority may attempt to award at least four 3G licenses, possibly resulting in at least one new entrant into the current market. We believe that 3G services will be important for our business and we intend to participate in any future 3G licensing process in Turkey.

Other Services

International Roaming

Today, our coverage extends to many countries in Europe, Asia, Africa and North and South America. As of December 31, 2007, we offered our subscribers international roaming in 197 destinations around the world, pursuant to commercial roaming agreements with 569 operators. As of April 1, 2008, we offered our subscribers international roaming in 197 destinations around the world, pursuant to commercial roaming agreements with 576 operators.

Since July 2002, we have been providing roaming services for the prepaid subscribers of foreign mobile operators visiting Turkey. We were the first operator to provide such a service in Turkey. This service, called “passive CAMEL”, can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2007, we offered prepaid roaming to the prepaid subscribers of 167 operators in 95 destinations. As of April 1, 2008, we offered prepaid roaming to the prepaid subscribers of 170 operators in 95 destinations. Since October 2004, we have offered roaming services for Turkcell prepaid subscribers going abroad. This service, called “active CAMEL” (Active Customized Applications for Mobile Network Enhanced Logic), can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2007, we offered prepaid roaming to Turkcell prepaid subscribers through 187 operators in 107 destinations. As of April 1, 2008, we offered prepaid roaming to Turkcell prepaid subscribers through 193 operators in 111 destinations.

Since October 2002, we have offered GPRS roaming. As of December 31, 2007, we had 305 GPRS roaming partners in 126 destinations. As of April 1, 2008, we offered our subscribers GPRS roaming through 313 operators in 128 destinations.

In order to balance international SMS traffic, we started to sign international SMS Interworking Agreements with other mobile operators in April 2002. As of December 31, 2007, we had signed 137 International SMS Interworking Agreements. As of April 1, 2008, our subscribers can send SMS to more than 570 mobile operators located in 197 destinations including 131 CDMA/TDMA operators in North America.

Since December 2005, our subscribers have been able to send and receive MMS to and from foreign operator subscribers. As of December 31, 2007, our subscribers were able to send MMS to 61 mobile operators in 45 destinations. As of April 1, 2008, our subscribers were able to send MMS to 69 mobile operators in 51 destinations.

Tariffs

Our charges for voice, messaging and data consist of monthly fees, usage prices, bundles and volume discount schemes and options under various tariff schemes. Our license agreement provides that the Telecommunications Authority sets the initial maximum tariffs, after consultation with us and the consideration of tariffs applied abroad for similar services. Thereafter, the maximum price levels are adjusted based on increases in the Turkish Consumer Price Index. The increase applied to the price cap is 97% of the increase in the index. For more information on how our maximum price levels are established see also “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry.”

Each customer subscribes to a voice tariff. Voice tariff packages vary based on type of subscriber (postpaid or prepaid, corporate or individual), time and destination of call, and call volume.

Main Tariffs

We have basic tariffs, offering on-net (Turkcell subscriber to Turkcell subscriber) usage advantages and a range of targeted tariff plans. Our basic tariffs are widely preferred by our subscribers. Our main tariff is BizbizeCell, which provides on-net usage advantages. We have segmented tariffs plans that are targeted at specific subscriber groups.

The main tariffs listed below for postpaid and prepaid subscribers are as of April 1, 2008 (U.S. Dollar amounts are based on the April 1, 2008 exchange rate of TRY 1.306 = $1.00). Prices are given in U.S. Dollars and include 18% VAT but exclude the 25% Special Communication Tax.

	Postpaid($)*
	BizbizeCell	BizBize Hepimiz	BizBize Canimin 3u	Buyuk Sirketcell
Monthly Fee	1.15	6.89-160.03	9.57	1.53

Calls Out (per minute):
Turkcell to Turkcell	0.25	60-2500 included free mins. Exceeding minutes charged at 0.25 per minute	300 included free mins with selected 3 Turkcell numbers. Excess at 0.25 per minute	Intra-company 0.13 per minute Turkcell On-net 0.23 per minute

Turkcell to PSTN(1)	0.25	60-2500 included free mins. Exceeding minutes charged at 0.25 per minute	0.29	0.272

Turkcell to OMO(2)	0.46	0.46	0.46	0.46

SMS (per message)	0.14	0.14	0.14	0.14

*	Prices are calculated according to counter unit prices based on the 100 counter card price level.
(1)	PSTN: Public Switched Telephone Network (landline).
(2)	OMO: Other Mobile Operators.

	Prepaid($)*
	BizBize	BizBize Hepimiz		BizBize Canimin 3u		BizBize Kampus
Calls Out (per minute):
Turkcell to Turkcell		0.081	(3)	0.041	(4)	0.010(5) / 0.101(6)
Turkcell to Turkcell	0.404	0.404		0.404		0.303
Turkcell to PSTN	0.404	0.404		0.404		0.303
Turkcell to OMO	0.505	0.505		0.505		0.505
SMS (per message)	0.202	0.202		0.202		0.202 / 0.101(7)

*	Prices are calculated according to counter unit prices based on the 100 counter card price level.
(3)	Prices above apply if subscribers drop 50 counters in exchange for on-net calls for an hour.
(4)	Prices above apply if subscribers drop 25 counters in exchange for on-net calls for an hour with three preferred subscribers.
(5)	The price reflects per minute charge for the first ten minutes of a call to other KampusCell subscribers.
(6)	The price reflects per minute charge for a call exceeding 10 minutes and made to other KampusCell subscibers.
(7)	SMS prices to other KampusCell subscribers are discounted.

•	Based on December 2007 averages, the majority of our subscribers use the Bizbize tariff.

•	BizBize is a standard Turkcell tariff; Bizbize Hepimiz and Canimin 3u, which include special packages at discounted prices, are derived tariffs from BizBize tariff;

•	BuyukSirketcell is a corporate tariff; and

•	KampusCell is a community tariff for students in high school and universities.

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

In addition to the continuous basic loyalty programs, we have periodic volume-based campaigns that are designed for a specific time period for prepaid and postpaid subscribers. We also offer tailored advantages and privileges to our premium customers to ensure their satisfaction and loyalty.

Roaming Tariffs

When one of our subscribers makes a call outside Turkey, we charge the subscriber the local or international rate charged by the local operator where the call is placed, as applicable, plus a surcharge. Since September 2006, by dividing the world into five zones, we have started to offer a flat fee for roaming usage, which is known as the “Turkcell World Tariff”. Whenever our subscribers go abroad, regardless of their tariff, they are subject to the Turkcell World Tariff for their roaming usage.

Based on Turkcell’s roaming agreements, Turkcell hosts foreign operators’ subscribers in its network. When a subscriber of a foreign operator makes a call within the Turkcell coverage area, that subscriber’s operator pays us our inter-operator tariff (“IOT”) for the specific call type. IOT is a wholesale tariff applied between mobile operators having roaming agreements.

Churn

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers who do not reload units for a period of 210 days are disconnected and cannot reuse their numbers.

For the year ended December 31, 2007, our annual churn rate was 19.9%. We have what we believe to be an adequate bad debt provision in our consolidated financial statements for non-payments and disconnections amounting to $181.7 million and $133.6 million as of December 31, 2007 and December 31, 2006, respectively. While our on-going emphasis on retention remains a high priority in 2008, we expect churn rate to be higher than 2007 due to an increase in competition.

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

Network

Coverage

Our GSM network is designed to provide high-quality coverage to the majority of the population of Turkey throughout the areas in which they live, work and travel. As of March 31, 2008, Turkcell covered 81.10% of the entire geography of Turkey and 98.12% of Turkey’s population, including 100% of cities with a population of 2,000 or more. Coverage also includes a substantial part of the Mediterranean and Aegean coastline and during 2007, we enhanced coverage in low populated areas as well. We have significantly exceeded the coverage requirements of our license.

We have also expanded our GSM network to add capacity to existing service areas and to offer service to new areas, including improvement of the existing urban, suburban and intercity road coverage. During 2008 we plan to further expand our coverage in cities with a population of 1,000 or more, Turkish coastal lines and roads and railways in addition to further enhancing coverage and capacity in populated areas.

Network Infrastructure

We have largely employed experienced internal personnel for network engineering and other design activities while employing an experienced supplier for our network infrastructure and as our partner in product/service development. Our supplier installs the base station cell site equipment and the switches on a turn-key basis, while subcontractors employed by our supplier perform the actual site preparation.

Our network consists of standalone Home Location Registers (“HLR”), BSC, combined Mobile Switch Centers/Visitor Location Registers (“MSC/VLR”), Service Control Points (“SCP”) and BTS. BTSs are the fixed transmitter and receiver equipment in each cell, or coverage area of a single antenna, of a mobile communications network that communicates by radio signal with mobile telephones in the cell. Each BTS is connected to a BSC via leased lines and/or radio relay links called “minilinks.” The BSC monitor and control the BTS. It is possible to cascade the BTSs to each other, thereby realizing considerable cost savings in transmission.

Capacity

In 2007, we continued to develop and improve the quality and capacity of our network. In urban areas, we increased coverage and capacity through placing network infrastructure in commercial sites such as shopping malls, business complexes and entertainment centers. We have achieved the highest coverage density in major urban areas, especially Istanbul, Ankara and Izmir.

We believe that we have sufficient bandwidth to serve our current and projected short-term subscriber base and that we currently meet the capacity requirements of our license. To enhance the network capacity where congestion is a possibility, we intend to construct additional network sub-infrastructure, or implement technological advances that will permit bandwidths to be used more efficiently. In 2007, a number of techniques were employed to increase the effective carrying capacity of a given allocation of spectrum as well. The techniques used involved enhancing core network capacity by adding new nodes, processor upgrades and expansions to existing equipment in order to accommodate further increases in our subscriber base and the accompanying call handling and traffic capacity demands. In 2007, we made further capital expenditures to improve existing capacity, replaced some of the phased out hardware with ones offering higher capacity, provided increased network functionality and improved network efficiency in order to better serve our customers. Nevertheless, it may become impractical to continue to apply these techniques in densely populated metropolitan areas due to excessive cost or technological limitations and the amount of spectrum currently allocated to Turkcell’s network, despite these techniques, may not be sufficient to accommodate the future long-term growth of our subscriber base. As a result, we have requested the allocation of additional frequencies in the GSM 900 MHz band from the Telecommunications Authority to further enhance our network capacity. There can be no assurance that we can obtain additional frequencies in the 900 MHz band or additional spectrum in the 1800 MHz band or 3G or UMTS with HSPA technology which works in a completely differeny frequency band (2.1 GHz) at reasonable cost or at all.

We have continued implementing EDGE technology in our network and enlarging our EDGE coverage area. EDGE is an evolution of the GSM technology which allows consumers to use cellular handsets, PC cards and other wireless devices at faster data rates up to 200 kbps or approximately four times faster than GSM/GPRS data rates. Actual data rates vary depending on the access network load at the connection time and the terminal device features used by customer. We started implementing EDGE in September 2004 by upgrading existing BTS sites primarily in large hotels, airports, shopping centers and other areas experiencing high data traffic. As of December 31, 2007, the Turkcell EDGE network reached over 85% of total Base Stations in our network.

Network Maintenance

We have entered into several System Service Agreements. Under these agreements, our GSM network, including hardware repair and replacement, software and system support services, consultation services and emergency services are serviced by a Turkish provider. Our subcontractors perform corrective and preventative maintenance of our radio network in the field, although a Turkish provider repairs all the network equipment.

We have six regional operation units with qualified Turkcell staff that operate and maintain our network in six main geographical regions. In addition, the Turkcell Network Control Center located in Istanbul monitors our entire network 24 hours a day, 365 days a year, and ensures that necessary maintenance is performed in response to any problems.

Transmission Lines

Radio access network transmission is either provided as leased lines from Turk Telekom or microwave radio links that we own and operate. As of December 31, 2007, approximately 87% of our BTS transmission is provided by microwave radio-leased line combinations and 13% is provided by the leased lines.

In order to expand network coverage, microwave radio links are preferred since they are owned and operated by Turkcell itself. When there is no line of sight, copper lines/fiber from transmission service providers are used. Inter-city connections are only carried through transmission service providers due to regulatory restrictions.

All of our switching equipment that forms part of our core network, including MSCs, Gateway MSCs, Tandem switches and HLRs are located within our own buildings. Transmission between these sites (backbone) is always achieved through Synchronous Digital Hierarchy (“SDH”) leased lines.

Interconnections with other Public Land Mobile Network (“PLMN”), Public Switched Telephone Network (“PSTN”) and UMTH (Long Distance Telephony Services, small operator) companies are realized with leased lines. Until December 31, 2003, Turk Telekom was the only transmission service provider. However, Turk Telekom still has significant market power as the only operator that owns a nationwide fiber transmission network in Turkey. There are a few new entrants but they still have very limited fiber infrastructure in some cities or between cities. Having alternative transmission service providers should lead to lower prices and higher service quality.

Site Leasing

Once a new coverage area has been identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites. In urban areas, typical sites are building faces and rooftops. In rural areas, masts and towers are usually constructed. Our technical staff also identifies the best means of connecting the base station to the network. Once a preferred site has been identified and the exact equipment configuration for that site determined, we begin the process of site leasing and obtaining necessary regulatory permits. Construction of masts or towers that we require in rural areas are performed by Kule Hizmet ve Isletmecilik A.S. (“Kule”), a company 100% indirectly owned by us. We lease antenna space and provide maintenance and management services from Kule at such towers.

Dropped Calls

Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during the most congested hour of network traffic during the relevant time period to the traffic intensity in that congested hour. Using this industry standard for dropped calls, our monthly dropped call rate has further decreased to under 1 per Erlang.

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

Business Continuity Management (“BCM”)

In 2000, Turkcell launched its Business Continuity Plan (“BCP”) that encompassed Technical Operations and sited Ankara Plaza as the Business Recovery Center. In 2004, the BCP was widened to cover all of Turkcell’s business functions and renamed BCM. Its implementation was completed in July 2005 and BCM was adopted as a full-time function. In the second half of 2005, the BCM plan was tested with 14 different scenarios.

In 2006, the BCM plan was tested with 20 different scenarios, including potential natural disasters, that covered various systems, mission critical processes and building evacuations. One test included a joint operation with the Governorship of Istanbul to test a major earthquake scenario.

In 2007, core network and service network equipment, and their management systems, were acquired for our Business Recovery Center in Ankara. The BCM plan was tested with 23 different scenarios, including mission critical processes and building evacuation.

Looking at scenarios that may affect Turkcell’s operations, the purpose of BCM is to prevent or overcome these situations; to develop recovery and crisis scenarios; to make sure Business Continuity planning continues and all key function staff are trained; and to raise awareness and understanding of Business Continuity.

To this end, we established a Crisis Management Team, a Business Recovery Team and several Emergency Response Teams. The Crisis Management Team is made up of senior management who are charged with managing the whole potential crisis. The Business Recovery Team and Emergency Response Teams are located at the Business Recovery Centers in Ankara and in several locations throughout Turkey, including Istanbul and Izmir. If needed, these sites are ready to aid and assist various teams at 15 other sites. In the event that Turkcell’s operations are interrupted, in accordance with the area in which the crisis occurs, a chain alert call convenes the teams.

The project was finalized in the fourth quarter of 2007. Thus, we believe that the BCM will be able cover the majority of Turkcell’s operations through potential environmental events and natural disasters.

Sales and Marketing

We design our sales and marketing strategy around subscriber needs and expectations. We try to ensure the loyalty of our subscribers through providing offers, campaigns and our advanced Service Delivery Platforms. Our CRM approach along with our brand image and corporate values has helped us to increase customer satisfaction. Throughout 2006, our aim was to focus on customer satisfaction through a segmented approach in our service and product offerings while sustaining a balance with revenue goals. For 2007, in an increasingly competitive environment, we intended to maintain our leading position and emphasized customer satisfaction through our value propositions. Our customer information management capabilities allowed us to design offers in a customized and timely fashion while remaining sensitive to usage patterns and customer preferences. Our ability to proactively tailor offers to the needs and expectations of our customers will continue to drive our business in 2008.

Our nationwide distribution channels are an important asset that help to differentiate us from our competitors and help us achieve our sales targets. Our strong and extensive distribution network consists of dealers, Turkcell Extras, TIMs (Turkcell Communication Centers) and Turkcell Stores as well as points of sale for counters (airtime) including ATMs, POS, web, call centers, supermarkets and consumer electronic chains and kiosks.

In Turkey, independent handset dealers serve as the primary point of mobile service sales. Subscribers generally must purchase a mobile phone from a dealer to commence services. We sell Simcards and starter packs to distributors, which are delivered to dealers and sales points. In addition, distributors purchase handsets directly from mobile phone importers and distribute them to dealers. Airtime scratch cards for Hazir Kart are sold through our exclusive and non-exclusive dealer networks, supermarket chains, gas stations, digital channels and other distribution points. Muhabbet Kart’s “Chat Card” branded scratch cards are sold through newspaper kiosks and dealers located throughout Turkey. Muhabbet Kart is only sold by A-Tel, a 50-50 joint venture between SDIF and Turkcell.

16K, 32K, 64K and 128K (128K cards are only used for spare Simcards) Simcards are in circulation in the market; 64K Simcard starter packs are sold with inclusive 20-100 and 250 counters whereas 16K and 32K starter packs are no longer sold by the Company.

Turkcell Sales Efforts

We sell postpaid and prepaid services to subscribers through our distribution network, which is composed of distributors, Turkcell Stores and exclusive and non-exclusive dealers. TurkcellExtra shops totaled in excess of 12,500 sales points as of December 31, 2007. We also sell scratch cards through newspaper kiosks, supermarkets, gas stations, digital channels and ATMs.

In 2007, two new flagship Turkcell Stores—fully operated by Turkcell—were added to our sales network in order to enhance Turkcell’s brand image in the retail world by providing the best customer experience and introducing top of the line new products and services to our customers.

Our exclusive dealers also operate TurkcellExtra shops that are located in popular shopping malls and on main streets throughout Turkey. TurkcellExtra shops create a relaxed, user-friendly environment where both existing and potential subscribers have access to new products and services. Each TurkcellExtra shop has at least one Turkcell service consultant trained in services and products.

In total, we have approximately 39,000 sales points for prepaid counters including digital channels, ATMs, POSs, kiosks, Call Centers, Internet, WAP, retail chains, SMS, Digital TV and USSD.

All dealers are paid compensation based on the number of new subscribers they sign up and the level of subscribers’ usage they sign up, as well as additional incentives based on their performance.

Sales Management develops strong relationships with and promote brand loyalty among dealers through a variety of support and incentive programs. Training programs aim to educate dealers about the technical aspects of our products and services, as well as sales techniques to increase sales and enhance customer relations. The “Champions Club” incentive program enhances dealer-employee loyalty and sales efforts. The technological development projects commenced in 2007, and coupled with merchandising services, POP materials and channel specific campaigns, help to support the sales efforts in all of our sales channels.

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

Advertising

We promote the quality and the reliability of our network, a range of different value offers, the variety and the convenience of our services and the additional benefits of being a Turkcell customer. Our vision is to ease and enrich the lives of our customers with communication and technology solutions.

Our Turkcell brand is supported by sub-brands that are designed to communicate separately to different segmented customers. gnctrkcll, communicates to our youth community, IsTcell advertises to professional and corporate customers and turkcell-im advertises our portal. We sustain one-to-one basis communication with our customers via field activities such as the Turkcell RoadShow. In addition, we strengthen our communication with each customer group represented by a relative sub-brand through customized direct marketing events. In order to ensure that each message reaches its targeted customer segment effectively, we advertise through television, cinema, radio, digital media, web, print and billboards.

Customer Services

A key part of our strategy is to provide premium services by working, thinking and acting in a customer-focused manner. Our goal is to develop and sustain a continuous relationship with the customer through tailored service and excellent value. Our customer’s needs and expectations are obtained through our customer contact points and reflected in our marketing strategies.

In order to achieve this, we mainly work with two companies, namely Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Global”) and Hobim Bilgi Islem Hizmetleri A.S (“Hobim”). Global offers 24 hours-a-day, 7 days-a-week contact center services at six sites. We align Global’s strategies with Turkcell’s customer service strategies and make sure that customer services and customer satisfaction programs, which are provided by Global, are executed in line with Turkcell’s strategies. Hobim handles the printing of invoices and archives subscription documents for us. In order to provide segmented customer service, we design and make improvements for all of the customer processes throughout all channels for different customer segments as well as monitor the quality of service provided.

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

While continued improvement of our current operations is a key priority, we may further expand and increase our presence in key markets in the region, such as the Commonwealth of Independent States (“C.I.S.”), the Russian Federation, Eastern Europe, the Middle East and North Africa. In accordance with this intent, we made an investment in Ukraine in 2004. We intend not only to transfer our technological know-how and marketing expertise, but also to maximize economies of scale and group synergy. As global competition increases in the telecommunications industry, companies need to evaluate opportunities for “intelligent expansion” within their geographic region to ensure development of new business lines and create synergies with existing ones.

Our international endeavors will continue in 2008. In addition, we will continue to work on building a fundamentally sound business in Ukraine and continue to selectively seek and evaluate new international investment opportunities. These investment opportunities could include the purchase of a license and or an acquisition in markets outside Turkey where we currently do not operate.

Ukraine—Life:)

We acquired our interest in our subsidiary Limited Liability Company Astelit (“Astelit”) on April 2, 2004 by purchasing the entire share capital of Astelit’s parent, CJSC Digital Cellular Communications (“DCC”), from its shareholders. Astelit, 99% owned by DCC, held a nationwide GSM1800 license. On April 4, 2006, Astelit announced a merger of DCC and Astelit, which was completed on August 1, 2006. Our interest in Astelit is held through our wholly-owned subsidiary, Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Uluslararasi”), which holds 55.0% of Euroasia, which is 100% owner of Astelit.

Astelit began its operations in the Ukrainian market in February 2005 with its new brand “life:)”. As of December 31, 2007, Astelit reached 8.8 million subscribers, a 57% annual increase from 5.6 million subscribers as of December 31, 2006. Almost 100% of subscribers are prepaid subscribers as of December 31, 2007.

Astelit introduced a number of innovations in 2007 that solidified its position in Ukraine. The life:) brand had reached 97% recognition in the market and is differentiated from the existing mobile brands as being young, innovative, fair and western. By the end of 2007, Astelit reached 35,040 sales points throughout Ukraine. As of February 2008, Astelit provided outbound roaming opportunities in 207 countries through 542 roaming partners and inbound roaming opportunities in 143 countries through 315 roaming partners.

As of December 31, 2007, Astelit operated in all cities of Ukraine with a population of more than 50,000 inhabitants and more than 26,785 settlements, and all principal inter-city highways, which corresponds to coverage of approximately 91% of the whole population of Ukraine or 78% geographical coverage with more than 4,426 base stations. Cumulative capital expenditure for the development of Astelit’s coverage amounted to $853.5 million as of December 31, 2007. In 2008, Astelit will continue to invest more to increase its coverage level. The acquisition of the GSM 900 license and frequencies in late 2005 permitted Astelit to expand the coverage much faster, and in 2008 Astelit plans to invest around $250 million, not including 3G capital expenditures, into the network in order to increase the coverage and capacity requirements and offer new services.

Astelit is currently building a highly innovative network in which all base stations will support EDGE. When completed, this network will enable Astelit to introduce many innovative services and products. Astelit is strongly dedicated to further develop innovations in the market and to apply for a 3G license when one becomes available (no timetable has been announced). Currently, there is only one 3G license that has been granted in Ukraine. This license has been granted, without tender, to the state owned company, Ukrtelecom.

On December 30, 2005, Astelit signed a 6-year, $390 million long-term senior syndicated facility; the mandated lead managers were ING Bank N.V. and Standard Bank London Ltd. Of the total facility, $270 million is guaranteed by Export Credit Agency (“ECA”) and $120 million is not guaranteed. Based on Astelit’s financial statements, for the periods ended March 2006, June 2006, September 2006, December 2006 and March 2007, Astelit was in breach of certain financial covenants. Astelit received the necessary waivers from the senior lenders related to the covenant breaches in part due to additional shareholder contributions to Astelit required by the lenders. On April 19, 2007, Astelit sent a letter accompanied by a term sheet to ING Bank, the Facility Agent. With this term sheet, Astelit proposed restructuring of the senior syndicated facility and notified that in the case of some or all of the creditors did not consent to the proposed amendments, Turkcell would purchase the loans and commitments held by such non-consenting creditors. Since the creditors did not consent to the proposed amendments, Astelit repaid to the lenders under the long term project financing on June 27, 2007 through borrowings from Financell.

In connection with this restructuring, we guaranteed the principal amount, any accrued and unpaid interest on the principal amount of the loan and any unpaid default interest in relation thereto and any other costs, expenses and fees that may accrue in connection with the loan lended by Financell to Astelit. Depending on the market conditions and its financial performance, Astelit will redeem loans to Financell within the next 18 months following June 27, 2007 through a new financing package. We can give no assurance, however, that Astelit will be able to obtain such financing.

In addition to the senior syndicated facility, a long-term junior facility agreement up to $150 million (including interest amounting to $24 million) was also signed by Astelit during December 2005 with Garanti Bankasi, Luxemburg Branch and Akbank T.A.S., Malta Branch. This facility has been fully utilized as at December 31, 2007. According to the conditions of the facility agreement, interest costs will be added to the principal amount until total principal amount will reach $150 million. This junior facility is fully guaranteed by Turkcell.

In January 2005, we loaned $25.5 million to Euroasia through Turktell Uluslararasi, which was used to fund Astelit. By June 2, 2005, our effective interest in Euroasia had increased to 54.2% as the $25.5 million loan was converted to equity and we purchased certain holdings of other shareholders in Astelit. During October 2005, we further loaned $30.6 million to Euroasia through Turktell Uluslararasi. In January 2006, this loan was also converted to equity and our effective interest in Euroasia increased to 54.4%.

In April 2006, a decision was made to further increase the capital stock of Astelit by $40 million through further additional funding from Euroasia. Turktell Uluslararasi and SCM participated in this capital increase in proportion to their respective shareholding. Eurocorp, the other shareholder in Euroasia, did not contribute. Accordingly, in June 2006, Turktell Uluslararasi contributed $22 million, which increased our effective interest in Euroasia to 54.5%.

During June 2006, Turkcell, through its subsidiary Turktell Uluslararasi, and SCM decided to contribute on a prorata basis an additional aggregate amount of $150 million, in three installments of $50 million, into the capital stock of Euroasia. Minority shareholder Eurocorp did not participate to this capital increase, Turktell Uluslararasi contributed $82.6 million in proportion to its shareholding percentage. This contribution brought our effective interest in Euroasia to 54.8%. The three installments of $27.5 million were paid on July 2006, October 2006 and January 2007.

In March 2007, Turkcell through its subsidiary Turktell Uluslararasi, and SCM decided to contribute on a prorata basis an additional aggregate amount of $200 million to the capital stock of Euroasia in four equal installments of $50 million during 2007. Eurocorp did not participate in this capital increase. The four installments were paid in March 2007, May 2007, July 2007 and September 2007. This contribution brought our effective interest in Euroasia to 55.04%.

In December 2007, Turkcell through its subsidiary Turktell Uluslararasi, and SCM decided to contribute to the share capital of Euroasia an aggregate amount of $200 million during the first half of 2008 in three installments. In January and March 2008, Turktell Uluslararasi and SCM paid the 1st and 2nd installments of $50 million each in proportion to their shareholdings and the remaining 3rd installment of $100 million will be paid in May 2008.

Since the acquisition of Astelit in the second quarter of 2004, operations in Ukraine have been consolidated in Turkcell’s financial information.

Fintur

We hold a 41.45% stake in Fintur, which currently holds our entire interest in our international GSM investments other than our Northern Cyprus and Ukraine operations.

Below is a description of the businesses currently held by Fintur.

Azercell

Fintur indirectly owns 51% of Azercell Telekom B.M. (“Azercell”), which offers GSM services on both a prepaid and a postpaid basis in Azerbaijan. As of December 31, 2007, Azercell had approximately 3.0 million subscribers, of which approximately 105,000 thousand were postpaid and approximately 2.9 million were prepaid subscribers.

The agreement for the privatization process of the Republic of Azerbaijan’s 35.7% ownership in Azercell was signed in February 2008 and Azertell A.S., the parent company of Azercell, acquired the entire stake of the Republic of Azerbaijan. Azertel’s ownership in Azercell increased to 100%, however, Fintur’s effective ownership in Azercell remained at 51%.

Geocell

Fintur indirectly owns 83% of Geocell Ltd., (“Geocell”), which operates a GSM network and offers mobile telephony services in Georgia. As of December 31, 2007, Geocell had approximately 1.3 million subscribers, of which approximately 20,000 were postpaid, approximately 107,000 were paid-in-advance subscribers that had postpaid services but paid in advance and approximately 1.2 million were prepaid. As of January 4, 2008, Fintur’s stake increased to 97.5%.

Kcell

Fintur owns 51% of GSM Kazakhstan, (“Kcell”), along with Kazakhtelekom, the Kazakhstan monopoly fixed-line operator, which owns 49%. Kcell offers mobile telephony services in Kazakhstan and had approximately 6.0 million subscribers as of December 31, 2007, of which approximately 54,000 were postpaid, approximately 1.3 million were paid-in-advance subscribers and approximately 4.7 million were prepaid. Prior to 2006, Kcell was exempt from corporate income tax for revenue relating to its primary activity. For the year 2006, Kcell was subject to Corporate Income Tax on revenue relating to its primary activity.

Moldcell

At December 31, 2007, Fintur directly and indirectly owned 100% of Moldcell S.A., (“Moldcell”), which offers GSM services in Moldova. As of December 31, 2007, Moldcell had 0.5 million subscribers, of which approximately 30,000 were postpaid, approximately 103,000 were paid-in-advance subscribers and approximately 372,000 were prepaid. Moldcell has been granted full payment tax exemption from January 1, 2006 until December 31, 2008.

Kibris Telekom

Kibris Mobile Telekomunikasyon Limited Sirketi, or Kuzey Kibris Turkcell (“Kibris Telekom”), a 100% owned subsidiary of Turkcell, was established in 1999. As of December 31, 2007, Kibris Telekom had 0.3 million subscribers.

On April 27, 2007, Kibris Telekom signed a license agreement for installation and operation of a digital, cellular and mobile telecommunication system with the Ministry of Communications and Works of the Turkish Republic of Northern Cyprus. The license agreement became effective on August 1, 2007 and replaced the existing GSM-Mobile Telephony System Agreement which was dated March 25, 1999 and based on revenue-sharing terms. The new license agreement granted GSM 900, GSM 1800 and IMT 2000/UMTS license, for GSM 900 and GSM 1800 frequencies, while the usage of IMT 2000/UMTS frequency bands is subject to the fulfillment of certain conditions. The license agreement will be valid for 18 years from the date of signing.

The license fee was set at $30 million including VAT and Kibris Telekom paid $15 million upon the signing of the license agreement and the remainder was paid in 5 equal monthly installments starting from August 2007 until January 2008. The license fee was financed by Kibris Telekom through internal and external funds.

On March 14, 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10 million, which was paid at the end of March 2008. Under the terms of the license, the system must be operational by mid-October 2008. We do not expect any material capital expenditures or financing consequences.

Financell

Financell was incorporated under the laws of the Netherlands in February 2007 and has its registered address in the Netherlands. It is established as an intermediate financing company that is wholly owned by Turkcell. Financell will borrow funds from third party lenders with or without Turkcell guarantee to fund other Turkcell’s subsidiaries.

Syriatel

We are engaged in negotiations with Al Mashreq Investment Fund to acquire a majority stake in Syriatel, the leading GSM operator in Syria. No assurance can be given that these negotiations will be successful and that we will acquire a majority stake in Syriatel.

We believe that this acquisition would represent an important opportunity for us to gain control of a leading mobile operator in one of the most populous country in the Middle East, which has attractive growth potential. Assuming our negotiations are successfully concluded, this acquisition would be in line with our strategy to invest in a new international market with growth potential that meet our financial criteria.

We believe that the Syrian market is attractive and growing. Syria’s population was estimated at 21 million as of the end of 2007, making it one of the most populated countries in the Middle East. At the same time, Syria’s telecommunications market has substantial room for growth, with a GSM market penetration estimated at approximately 30% as of 2007 year end and fixed line penetration of approximately 18% as of 2006 year end.

There are presently two GSM operators in Syria, and Syriatel’s market share (based on number of subscribers at the end of 2007) is estimated at 52%. Syriatel’s network is operated under a Build-Operate-Transfer (“BOT”) contract.

Pursuant to the agreement that we are negotiating, we would acquire a majority stake in Syriatel from Al Mashreq Investment Fund represented by Rami Makhlouf, a Syrian businessman who has been designated by the U.S. Department of Treasury as a person improperly benefiting from the Syrian regime. He may continue to hold directly and/or indirectly a minority stake in Syriatel.

Other Domestic Operations

We continuously monitor new business opportunities which we believe have positive return potential and/or are critical for sustaining our competitive advantage in our core business.

Global

On October 1, 1999, we established Global in order to provide telemarketing, telesales, directory assistance and call center services especially for us. In 2005, Global completed its transition from call center to contact center as Global started to manage customer contacts at every channel except face-to-face interaction. In November 2006, the face-to-face interaction channel was also transferred to Global. As of December 31, 2007, Global employed 4,766 employees, of which around 63% provide us with customer care and retention services, around 32% serve customers of other clients while the remainder work as administrative personnel. We own 100% of Global as of December 31, 2007.

Inteltek

Inteltek was established on April 6, 2001 to explore business opportunities in the gaming industry.

Currently, Turkcell holds 55% of Inteltek through its wholly owned subsidiary Turktell Bilisim Servisleri A.S. (“Turktell”), Intralot, a Greek gaming company, holds 20% and Intralot Iberia Holding, a Spanish company, holds 25%.

Following a successful tender, Inteltek signed a contract on July 30, 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football betting games with a commission rate of 4.3%. The Central Betting System Contract was scheduled to expire on March 30, 2008.

Following a further successful tender, Inteltek signed a contract with the General Directorate of Youth and Sports on October 2, 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting with a commission rate of 12%. The company became fully operational during 2004. The Fixed Odds Betting contract was scheduled to expire in October 2011. Subsequently, there were three lawsuits filed, two of them were initiated requesting the annulment of the Fixed Odds Betting tender and the other one was initiated requesting an annulment of the Fixed Odds Betting Tender contract. In January 2007, the Danistay, the highest administrative court, decided for a preliminary injunction of the tender and the tender transaction. As a result in March 2007, the General Directorate of Youth and Sports ceased the implementation of the Fixed Odds Betting contract. Immediately after this occurred a lawsuit was initiated by Inteltek against the said transaction. On February 28, 2007, the Turkish parliament passed a law that allowed Spor Toto Teskilati A.S. (“Spor Toto”) to hold a new tender before March 1, 2008 with new terms. Under the new conditions, the commission rate of Inteltek decreased from 12% to 7% while the commission rate for central betting system was maintained. Following this law, in March 2007, the General Directorate of Youth and Sports terminated the agreement. In addition, Inteltek initiated a lawsuit against the General Directorate of Youth and Sports on the ground that the said termination was unjustified. For further information please see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

On February 27, 2008, the Turkish parliament passed a new law (No. 5738) that allowed Spor Toto to sign a new Fixed Odds Betting contract with Inteltek, having the same terms and conditions with the “latest contracts signed with Spor Toto” (contract signed as per Provisional Article 1 of Law 5583) and to be valid for up to one year, until operations start under the new tender which Spor Toto is allowed to hold in accordance with the same law. As per Provisional Article 1 of law No. 5738, Inteltek signed a new Fixed Odds Betting contract with Spor Toto, which took effect on March 1, 2008. At the same time, Inteltek signed a new Central Betting System contract with Spor Toto, which took effect on March 31, 2008. Inteltek intends to participate in the new tender; however, it will operate under the new Fixed Odds Betting and Central Betting Systems contract until the completion of the new tender. If the process of the new tender is completed before the end of the one year term of the new contract, and the winner of the tender operates under a new contract, the previous contract signed between Spor Toto and Inteltek shall be terminated even if the one year term will not yet have expired. No assurance can be given that Inteltek will be able to win the expected tender for this business on terms that will be commercially acceptable.

Bilyoner Interaktif Hizmetler A.S. (“Bilyoner”)

Bilyoner was established on September 2, 2003 as Libero Interaktif Hizmetler A.S. to provide remote betting services to the general public over the age of 18 through fixed Internet, mobile phones, interactive TV, kiosks and IVR. On October 8, 2006, the Company’s name was changed from Libero Interaktif Hizmetler A.S. to Bilyoner. Turktell has a 55% interest in Bilyoner, Intralot has a 25% interest and Tek Elektronik holds the remaining 20% interest. On March 26, 2004, Bilyoner signed an agreement with the General Directorate of Youth and Sports to offer football related remote betting services and started its operations in August 2004. On October 13, 2005, Bilyoner signed an agreement with the Turkish Jockey Club (“TJK”) to offer horse-race related remote betting services and started its operations in May 2006. On December 6, 2006, Bilyoner signed an agreement with the Milli Piyango Idaresi Genel Mudurlugu (the National Lottery Administration) to offer national lottery tickets over its platform and started its operations in December 2006.

Tellcom

Tellcom was established on June 9, 2004 under the name Bilisim Telekomunikasyon Hizmetleri A.S. (“Bilisim”) to provide telecommunication services other than GSM. In February 2006, the Company’s name was changed from Bilisim first to Tellcom Telekomunikasyon Hizmetleri A.S. and subsequently to Tellcom. After its incorporation, Tellcom obtained a Long Distance Telephony Services (“LDTS”) right, which allows the company to provide long distance call origination and termination for consumers and corporation, as well as wholesale voice carrying services. Currently, the company carries some of Turkcell’s international traffic, previously carried by Turk Telekom. Tellcom has also been awarded an ISP license. In March 2006 and April 2007, Tellcom was awarded a 25-year license that allows the company to roll out and operate a transmission infrastructure nationwide. We own 100% of this company.

On November 22, 2006, Tellcom participated in a tender for a ten-year license to operate a fiber-optic cable between Istanbul and Ankara. On January 25, 2007, Tellcom was awarded the license after submitting a winning bid of $23 million. This fiber-optic cable allows for direct competition between Turk Telekom and Tellcom. Tellcom continues to consider participating in additional infrastructure tenders to complement its roll-out plans.

By 2007, Tellcom had become one of the main long distance service providers among alternative operators and the first alternative operator to carry domestic traffic in Turkey. Tellcom also entered the retail broadband market by bringing fiber optics to the homes of residential campuses as well as reselling Turk Telekom’s ADSL services

In 2008, Tellcom will continue to invest in its transmission network by expanding its inter-city and in-city fiber-optic backbone and by establishing new fiber-based access points at selected residential and industrial areas for end-users and commercial account prospects. Telecom plans to spend up to $200 million in capital expenditure in 2008, and Tellcom may require several years to generate the expected returns from such capital expenditure, if at all.

A-Tel

On August 9, 2006, Turkcell acquired 50% of A-Tel’s shares. A-Tel is a joint venture and its remaining 50% shares are held by Turkey’s Savings and Deposit Insurance Fund. A-Tel is involved in marketing, selling and distributing our prepaid systems. It acts as our only dealer for Muhabbet Kart (a prepaid card), and receives dealer activation fees and Simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of Simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, we have entered into several agreements with A-Tel for the sale of campaigns and for subscriber activations. Since 1999, the business cooperation between us and A-Tel has provided important support to our sales and marketing activities. With the brand name Muhabbet Kart, A-Tel’s success in such a competitive environment is partly due to its having well structured campaigns.

Kule

Kule is a wholly owned subsidiary founded in 2006. Kule commenced its operations in 2007 and became the first and only tower service provider to the wireless broadcast and communications industry in Turkey. Its scope of activities includes the construction and purchase of new towers, the maintenance and renewal of existing ones, security services and other related activities.

Turkcell Teknoloji

Turkcell Teknoloji Araştirma ve Geliştirme A.S. (“Turkcell Teknoloji”) commenced operations in the TUBITAK Marmara Research Center Technological Free Zone in Gebze in 2007. Turkcell Teknoloji offers a wide variety of products and services within the categories of network platform, service platform, SIM and terminal solutions, as well as next generation technologies. Turkcell Teknoloji looks forward to transforming new ideas into value added products with the cooperation of other entities in its ecosystem such as R&D companies, universities and research centers.

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

As part of evaluating investment opportunities in the Eastern European region, we are conducting studies in Belarus. Specifically, on April 10, 2008, our Board of Directors decided to conduct the necessary studies to submit a proposal directly, or through one of our subsidiaries, to the shareholders of BeST, based in the Republic of Belarus, to purchase the majority of the company’s shares.

Regulation of the Turkish Telecommunications Industry

Overview

All telecommunications activity in Turkey is regulated by the Turkish Ministry and the Telecommunications Authority. The Telegram and Telephone Law No. 406 (the “Telecommunications Law”), as amended, is the principal law governing telecommunications activity in Turkey. The Wireless Law No. 2813, as amended, and Turkish Ministry Law No. 3348, as amended, also includes provisions relating to telecommunications in Turkey.

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

Until December 31, 2003, Turk Telekom held a monopoly over the provision and infrastructure of national and international voice telephone services (excluding the telecommunications infrastructure established by business enterprises through license agreements, telecommunications licenses, general permits or personal telecommunications premises). However, from January 1, 2004, other companies can provide telecommunications services and operate infrastructure upon approval by the Telecommunications Authority. Despite the expiration of Turk Telekom’s monopoly, Turk Telekom, until recently, retained a de facto monopoly, as no licenses were granted by the Telecommunications Authority and no operators were authorized to provide services within Turk Telekom’s monopoly area (other than the authorization of long distance call services). However, in March 2006, the Authority granted three companies, one of which is Tellcom, “Infrastructure in Operating Service Licenses.” As of January 2008, the number of operators holding such licenses had increased to 15.

On June 5, 2004, the Telecommunications Authority designated Turk Telekom an operator holding a de facto monopoly over national and international voice carrying services in the telecommunication network market (excluding networks which shall be constructed by licensed telecommunications operators and individual telecommunications networks), in accordance with The Telegram and Telephone Law No. 406 article 29(b), until the constitution of the fair competition in relevant markets. Consequently, in accordance with The Telegram and Telephone Law No. 406 article 29(b), the Telecommunications Authority has calculated the maximum prices, including rental charges of leased lines and transmissions, on a non-discriminative and cost basis by any administrative acts and regulations that Turk Telekom can charge.

On April 13, 2004, the Telecommunications Authority amended the Regulation on the authorization of Long Distance Call Services. By March 31, 2006, the resulting amendment has allowed 45 new operators to obtain licenses to provide long distance call services. According to the terms of the regulation and license application procedure, Turk Telekom must provide carrier selection and access to the new networks. Turk Telekom has signed interconnection agreements, which became operational in 2005, with some of those long distance call services operators. On April 17, 2007, the Telecommunications Authority issued a telecommunication certificate entitled “Fixed Telecommunications Services”. Operators will be able to apply for such telecommunication certificate following the determination by the Council of Ministers of the license fee. License holders will be allowed to provide various data and telephony services (including local calls) and internet access services.

The Telecommunications Authority

The Telecommunications Authority has the authority to grant licenses and set fees in the telecommunications sector. However, the Council of Ministers, upon petition by the Turkish Ministry, can veto any plans for the authorization of telecommunications services that are subject to license agreements or infrastructure for the same type of services by third parties. Such agreements include value added telecommunications services, which are carried out by a limited number of operators. These value added services include the allocation of scarce resources such as frequency, orbit position and numbering services necessitating particular rights and obligations specific to each operator. Other value added telecommunications services may be carried out by private sector companies through obtaining a telecommunications license or general permission from the Telecommunications Authority without executing any license agreement. Under the current legal regime, mobile telecommunications services are provided on the basis of license agreements granting a license for the construction and operation of a GSM system. The Telecommunications Authority is authorized to enact regulations to set out the necessary qualifications required from operators, including terms and detailed conditions relating to the issuance of licenses, or general permissions and the conditions for execution of license agreements.

The Telecommunications Authority is an independent telecommunications regulator with financial and administrative independence. Its duties and activities are regulated by the Regulation on Structure, Duties and Working Procedures and Principles of the Telecommunications Authority, as amended (the “Regulation”), February 17, 2001. Pursuant to the Regulation, the Telecommunications Authority’s executive board is composed of five people, each with a five year tenure, and are appointed by the Council of Ministers from among nominees provided by the Turkish Ministry, the telecommunications industry, the Ministry of Industry and Trade, and the Association of Exchanges and Business Chambers. The responsibilities of the Telecommunications Authority include, among others:

•	to prepare and submit to the Turkish Ministry telecommunication plans under the framework of the Telecommunications Law;

•	to monitor the activities of operators, public entities, establishments and private persons in the field of telecommunications;

•	to impose fines and terminate license agreements, concessions or permissions in case of failure to follow regulation or gross negligence;

•	to determine criteria relating to tariffs and other contractual conditions applicable to users of telecommunications services and the interconnection charges between telecommunications networks;

•	to review, evaluate and approve tariffs and inspect their implementation;

•	to scrutinize activities in contradiction of fair competition and provide the Competition Board opinions regarding activities of telecommunication companies that could be competing unfairly; and

•	to take measures to prevent unauthorized transmissions and interferences and to take precautions to protect consumer rights.

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

The legislation does not impose any new financial obligations for GSM operators. However, under the legislation a fund to finance the net cost of Universal Services will be established and the Turkish Ministry and Ministry of Finance will determine how fund contributions will be shared between the operators.

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

The Telecommunications Law provides basic guidelines as to price and thus leaves the detailed rules and enforcement to the Telecommunications Authority. Operators are entitled to determine tariffs in accordance with the regulations of the Telecommunications Authority. The Telecommunications Authority is authorized to determine the caps of tariffs, including line rentals. In making that determination, the Telecommunications Authority will take into account the terms and conditions of the license agreements, licenses and general permissions in compliance with the guidelines set out in the Telecommunications Law. These guidelines require, among other things, that tariffs should be fair and should not involve any undue discrimination without justified reasons against persons under the same circumstances. They also require that international agreements to which Turkey is a party and the recommendations of international institutions should be taken into consideration in the determination of tariffs.

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

The Telecommunications Authority published a Regulation on processing personal information and protecting confidentiality in the telecommunications industry on February 6, 2004. This Regulation establishes general principles to secure personal information and protect confidentiality. The Regulation established the following principles: an operator’s technical or administrative precautions to secure its services and its network must be approved by the Telecommunications Authority; operators must warn their consumers about risks and give them information to prevent such risks; except pursuant to a legal obligation or court decision, an operator may not listen to, observe, record, preserve or disconnect voice telecommunications without the permission of those communicating; and operators may not observe, record or preserve data traffic concerning telecommunications except for their services.

The Telecommunications Authority published a regulation concerning “Co-Location and Facility Sharing” on December 31, 2003. According to the Regulation, operators holding significant market power and Turk Telekom will be Co-Location incumbents and operators having the right to establish their facilities upon or under the public’s or third party’s land or having the rights to compulsory such lands, will be of Facility Sharing incumbents.

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

On September 5, 2004, the Telecommunications Authority abolished the Regulation on Administrative Fines to be imposed on the Operators (published on August 1, 2002) and published the Regulation on Administrative Fines, Sanctions and Precautions to be imposed on the Operators. According to the amended Regulation the Telecommunications Authority retains the right to impose fines in the event an operator submits incorrect or misleading documents fails to submit documents as requested by the Telecommunications Authority does not timely submit such documents does not permit inspection or audit to be made by the Telecommunications Authority uses unpermitted equipment or equipment not complying with standards alters technical features of equipment or does not pay fees arising from its use of license and frequencies or does not comply with the provisions of license agreements, telecommunications licenses and general authorizations or the legislation. In addition, the amended Regulation authorizes the Telecommunications Authority to impose sanctions and precautions as well as administrative fines.

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

Authorization of MNP

On February 1, 2007, the Telecommunications Authority issued regulations on MNP. MNP allows subscribers to keep their existing telephone number when changing telephone operator, their physical location or their current service plan. These regulations are expected to become operational in the fourth quarter of 2008 based on a public statement of the Telecommunications Authority. Since we believe the MNP regulations conflict with our rights under our license agreement, without due compensation, we initiated a lawsuit on March 29, 2007 for the annulment of the MNP regulations. While we do not protest the substance of mobile number portability, we do, however, believe that our rights under our license agreement should remain protected or, if they are violated, we should be justly compensated. The lawsuit is still pending as our request for a stay of these regulations was rejected, and we have now appealed that decision. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

GSM Licensing in Turkey

We have signed a renewed license agreement for our GSM license on February 13, 2002. The major provisions of the renewed agreement are identical to those in the license agreement we had signed with the Turkish Ministry in 1998. However, the renewed agreement provides that a monthly payment of 15% over our gross revenue paid to the Turkish Treasury shall be subject to the legal interest rate. Also, if such payments are not duly paid twice in any given year, a penalty in an amount equal to triple the last monthly payment shall be payable to the Turkish Treasury. We are also obliged to pay annual contributions to the Telecommunications Authority’s expenses in an amount equal to 0.35% of our net revenues. Finally, an article concerning the protection of users’ (“subscribers”) rights and an article concerning arbitration for the settlement of disputes are included in the renewed license agreement.

The Law numbered 5398, dated July 3, 2005, changed the definition of gross revenue. Article 16 of the Law No. 5398 provides that the license agreements shall be adapted to the mentioned change upon the request of the operators. Accordingly Turkcell applied to the Telecommunications Authority on June 25, 2005. On March 10, 2006 the adapted license agreement was signed between Turkcell and the Telecommunications Authority.

Under the Telecommunications Law, a license for value added telecommunications services may be granted for up to 49 years. A GSM license is subject to the Telecommunications Authority’s right to suspend or terminate operations of the license on the grounds of security, public benefit, national defense or to comply with international treaties. However, suspension or takeover of facilities under these circumstances is subject to the payment of compensation to the operator. The Telecommunications Authority can also inspect such licensee and nullify its license if the licensee has materially failed to comply with the terms of its license.

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

Under the Regulation on Authorization Regarding Telecommunications Services and Infrastructures there are four types of authorization to provide telecommunications services and establish and operate infrastructure, all of which carry a maximum term of 25 years except general authorization: i) Duty Agreement, number of which is currently only two: concluded between Turksat Uydu Haberlesme Kablo TV ve Isletme A.S. (“Turksat”) and the Telecommunication Authority; and Directorate General of Coastal Safety and Telecommunication Authority; ii) license agreement; iii) Telecommunications Certificate; and iv) General Authorization.

Operators sign a License agreement with the Telecommunications Authority to provide telecommunications services and/or to establish or operate networks carried out by a limited number of operators on a national basis. On the other hand, operators providing telecommunications services and/or to establish or operate networks that are provided by a limited number of operators on a regional or local basis could be provided by acquiring a first type Telecommunications License by Telecommunications Authority. Operators who are authorized via a License agreement or first type Telecommunications License cannot be authorized by any other authorization type. Turkcell has signed a License agreement and thus cannot be authorized by any other authorization type.

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

In exchange, we provided mobile telephone services within Turkey through a multi-phase build-out of a GSM system. The first phase of the build-out covered Istanbul, Ankara and other large population centers along with airports and the airport roads. The second and third phases provided for the build-out of the GSM network to less densely populated areas. In addition, through our contractual relationships with service providers, we provided the necessary equipment and expertise for the operation of the GSM network. We received 100% of the fees generated by Simcard sales, 32.9% of the fees billed for connection, monthly fixed fees and outgoing calls and 10% of the fees billed for incoming calls, an arrangement that resulted in payment to us of approximately 25% to 30% of the net system revenue generated by subscribers of our GSM network. We currently operate under a 25-year GSM license which we were granted in April 1998 upon payment of an upfront license fee of $500 million. Initially, we signed the license agreement with the Turkish Ministry and as per the requirements under the Amending Law, we have renewed the agreement to which the Telecommunications Authority is the party. The new agreement has introduced two extra articles. The first one involves an administrative fee, amounting to 0.35% of the previous year’s gross revenue less tax, treasury share, and VAT, payable to the Telecommunications Authority until the last working day of April in the following year. The other article underlines consumer rights of subscribers during their subscription to the network.

Law 5398 of July 3, 2005 changed the definition of gross revenue. Article 16 of the Law No. 5398 provides that The License agreements shall be adapted to the mentioned change upon the request of the operators.

Accordingly Turkcell applied to the Telecommunications Authority on June 25, 2005. On March 10, 2006 the adapted license agreement was signed between Turkcell and the Telecommunications Authority. With this adaptation the definition of gross revenue determined in the license agreement changed.

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

We paid a license fee of $500 million to the Turkish Treasury upon effectiveness of our license. As security for the performance of our obligations, we were also required to deliver cash or a bank guarantee equal to 1% of our license fee. On an ongoing basis, we must pay 15% of our monthly gross revenue, which has been redefined as of March 2006 to include subscription fees, monthly fixed fees and communication fees and to exclude interest charges for late collections from subscribers and indirect taxes, such as 18% VAT and other expenses as well as the accrued amounts that are recorded for reporting purposes to the Turkish Treasury. We have settled with the Turkish Ministry concerning the calculation of ongoing license fee payments. We have settled with the Turkish Ministry concerning the calculation of ongoing license fee payments. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

On June 25, 2005, the Turkish Government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law 5369. As a result, starting from June 30, 2005, we pay 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

Furthermore, under the Regulation on Authorization Regarding Telecommuniations Services and Infrastructures, all kinds of share transfers must be communicated to the Telecommunications Authority, whereas result in the change of “control component” of the company (under the said regulation the “control component” is defined as “the rights that allow for applying a decisive effect on an enterprise, either separately or jointly, de facto or legally.”

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

Tariffs

The license agreement regulates our ability to determine our tariff for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the Telecommunications Authority sets the initial maximum tariffs in Turkish Lira and U.S. Dollars. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs based on, in the case of maximum tariffs established in New Turkish Lira, the Turkish Consumer Price Index announced by the Ministry of Industry and Trade of Turkey. The increase applied is 97% of the increase in the index. In the case of maximum tariffs established in U.S. Dollars, the increase is based on the US Consumer Price All Item Index minus 3%. Although action is required for an adjustment of maximum tariffs, our license agreement provides that we are free to establish rates for services up to the then existing maximum tariff (subject only to a seven-day prior notification to the Telecommunications Authority).

On July 10, 1998, the Turkish Ministry established under our license a set of initial maximum rates and a set of initial maximum standard tariffs that govern both the Vodafone affiliate in Turkey (formerly known as Telsim) and us. The initial standard tariffs constitute the highest rates that we may charge for particular services to customers that have not purchased any of the customized service packages that we offer. The maximum rates constitute the highest rates we may charge for the services included in these customized service packages. Generally, the maximum rates for particular services are set higher than the standard tariffs for those services. Therefore, in customizing our service packages to meet the needs of different customer segments, we may combine higher activation or monthly charges (or both) with lower airtime rates.

Under the standard tariff, we may from time to time notify the Telecommunications Authority of a per-minute airtime fee, which is treated as its Basic Unit Rate.

The standard tariffs and the maximum rates have been established in New Turkish Lira and the Telecommunications Authority’s schedule of standard tariffs and maximum rates are premised on the TRY/$ Exchange Rate in effect on the date they were approved by the Telecommunications Authority. Although we believe the tariff structure in our license will, in most instances, permit adjustments designed to offset devaluations of the New Turkish Lira against the U.S. Dollar, any such devaluation that we are unable to offset will require us to use a larger portion of our revenue to service our non-New Turkish Lira foreign currency obligations. Additionally, in the event that the Telecommunications Authority were to establish maximum tariffs at levels below those that would enable us to adjust our rates to offset devaluations, this could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

As a result of certain applications made to the Telecommunications Authority, the Telecommunications Authority decided to implement a new requirement that our on-net tariffs be no less than the lowest interconnection rate applicable to other GSM operators. However, in the relevant legislation, no authority is given to the Telecommunications Authority to set minimum barriers for the tariffs granted. For this reason, we believe that such intervention is contrary to the applicable legislation. The Telecommunications Authority also decided to set a maximum price of TRY 0.66 (including VAT) for off-net calls under common subscription packages. However, we believe that this intervention by the Telecommunications Authority, which decreases the previous maximum tariffs, conflicts with the relevant provisions of the license agreement. The Telecommunications Authority is only empowered to apply the formula set forth in the license agreement, as explained above. By setting minimum tariffs for our Company only, we believe that the Authority creates unfair competition and violates provisions of the Law which stipulate that prices for telecommunications services be cost-based. On the grounds explained above, we have filed a lawsuit with the Higher Administrative Court in relation to the annulment and suspension of the execution of the aforementioned decision. (Please refer to “Item 8.A—Consolidated Statements and Other Financial Information—Legal Proceedings”).

Due to the high-level of complexity involved, we have sought clarification of its decisions and we have taken actions to revise some of our tariffs and campaigns to comply with the Telecommunications Authority’s new policy to the extent practical and to our best understanding. Following discussions with the Telecommunications Authority seeking clarification of its decisions, we have designed an alternative interconnection scheme with a new pricing model that we believe is compliant with the Telecommunications Authority’s decision. We believe that the flexibility that we will regain through this model will be sufficient to allow us to devise pricing and marketing strategies that will be attractive to current and potential subscribers. However, no assurance can be given that these strategies will be successful, or that our litigation will be decided in a manner that is both favorable to us and timely or that we will not have further disagreements with the Telecommunications Authority regarding this matter. If the Telecommunications Authority disagrees with our alternative interconnection scheme and we are required to implement the decisions of the Telecommunications Authority in the manner presently required by it, we would in all likelihood be required to modify our tariffs and our marketing strategy in ways that would make us less competitive with regard to price in the Turkish GSM market, which could continue to harm our market share and continue to have a material adverse effect on our business and results of operations.

Relationship with the Telecommunications Authority

The license agreement creates a mechanism for an ongoing relationship between us and the Telecommunications Authority. The Telecommunications Authority and Turkcell coordinate their activities through a License Coordination Committee (“the Committee”). The Committee is comprised of five members, two appointed by the Telecommunications Authority, two by us and one by agreement of the Telecommunications Authority and our members, or, if no agreement is reached, by the Chairman of the Telecommunications Board. The Committee is charged with the task of ensuring the proper and coordinated operation of the GSM network, assisting in the resolution of disputes under the license agreement and facilitating the exchange of information between the parties.

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

Applicable Law and Dispute Resolution

Under our license agreement, any dispute arising from or under our license shall be brought before the License Coordination Committee. If the dispute is not settled within 30 days before the License Coordination Committee, it shall be referred to the parties. If the dispute is not resolved by the parties within 15 days, then it shall be settled by an arbitral tribunal in accordance with ICC Rules. The governing law of any arbitration is Turkish law and any such arbitration shall be conducted in English. Disputes relating to national security or public policy shall not be subject to arbitration proceedings.

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

The Telecommunications Authority published a communiqué on June 3, 2003, defining “significant market power” as “the power to influence economic parameters such as the purchase or sale price of services provided to other operators and users; supply and demand of said services; market conditions; components of fundamental telecommunications network utilized for telecommunications services; and access to users in the relevant telecommunications market.” In determining which operators possess significant market power, the Telecommunications Authority will take into consideration the following criteria: market share; the power to influence market conditions; the relationship between quantity of sales and size of the relevant market; the power to control access to the end user; power to access financial resources; and experience regarding production and introduction of services in the market. On August 21, 2003, the Telecommunications Authority designated us as an “operator holding significant market power” in the “GSM Mobile Telecommunication Services Market” and “GSM Mobile Call Termination Services Market” and Vodafone an “operator holding significant market power” in “the GSM Mobile Call Termination Services Market.” On January 4, 2005, the Telecommunications Authority designated Turkcell individually as an “operator holding significant market power” in the “GSM Mobile Call Termination Services Market”. Finally, on December 15, 2005, the Telecommunications Authority designated Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell individually as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets”.

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

On October 8, 2004, the Telecommunications Authority published “Standard Reference Interconnection Tariffs for Turk Telekom and GSM Operators Holding Significant Market Power” to recommend call termination fees of the operators. The reference rate for Turkcell was 0.156 TRY (approximately $0.119 as of April 1, 2008) as of October 1, 2004; 0.148 TRY (approximately $0.113 as of April 1, 2008) as of January 1, 2005; and 0.140 TRY (approximately $0.107 as of April 1, 2008) as of October 1, 2005. These “Standard Reference Interconnection Tariffs” are not necessarily directly applicable to our current or future interconnection agreements unless explicitly stated by the Telecommunications Authority at the end of the reconciliation procedure.

On June 2, 2006, the Telecommunications Authority issued “Standard Reference Interconnection Tariffs for Turk Telekom and GSM Operators Holding Significant Market Power”. As of June 6, 2006, the rate determined for Turkcell was 0.140 TRY (approximately $0.107 as of April 1, 2008).

On January 16, 2007, the Telecommunications Authority revised “Standard Reference Interconnection Tariffs” for Turk Telekom and GSM operators”. As of March 1, 2007 the revised rate for Turkcell was 0.136 TRY (approximately $0.104 as of April 1, 2008).

On June 14 , 2007, the Telecommunications Authority issued a new Access and Interconnection Regulation (the “New Regulation”) and abolished the Regulation as of the same date. No major changes were adopted by the New Regulation.

On March 31, 2008, the Telecommunications Authority revised “Standard Reference Interconnection Tariffs” for Turk Telekom and GSM operators”. As of April 1, 2008 the revised rate for Turkcell was 0.091 TRY (approximately $0.070 as of April 1, 2008).

The Ukraine License Agreement

Astelit owns two GSM activity licenses, one is for GSM—900, one is for DCS—1800. As of 31 December 2007, Astelit owns nineteen GSM—900 and DCS 1800 frequency licenses which are regional or throughout Ukraine. In addition to the above GSM licenses, Astelit owns four licenses for local phone fixed connection with wireless access using D-AMPS standard.

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

The Turk Telekom interconnection agreement provides that Turk Telekom will pay the 1% Turkish communications tax, which is payable on the basis of communications fees collected by Turk Telekom from customers in connection with telephone, facsimile, telex and data excluding subscription fees. Turk Telekom is liable to pay this tax to the relevant municipality pursuant to the Municipality Revenues Act. We would be liable in respect of any increase in the applicable rate of the communication tax. If a party fails to make payment when due, the amount past due is deemed converted into U.S. Dollars and bears interest at a rate of 2% per month.

A number of the provisions of the Turk Telekom interconnection agreement address matters concerning billing and payment of bills for services rendered under the Turk Telekom interconnection agreement. Each party is required to record call information and to provide that information to the other party. Each party is responsible for invoicing the other party on a monthly basis.

Call Tariffs

In accordance with the agreement concluded between Turkcell and Turk Telekom on September 20, 2003, the call tariffs are set in Turkish Lira and will be revised by the parties every three months based on the consumer price index. During periods of sharp devaluation of the Turkish Lira, the devaluation rate will also be taken into consideration in such revisions. These price terms were applicable until the end of 2004 when both parties will revise them based on conditions reached at that time. All the rates are net of all applicable taxes.

The parties could not agree on call termination tariffs which would be applicable from December 12, 2004; Turk Telekom referred this dispute to the Telecommunications Authority for resolution. The Telecommunications Authority determined final call termination tariffs. In accordance with the decision of Telecommunications Authority; as of March 1, 2006, Turk Telekom had to pay Turkcell 0.140 TRY (approximately $0.107 as of April 1, 2008) per minute. Turkcell had to pay to Turk Telekom a net amount of 0.02 TRY (approximately $0.015 as of April 1, 2008) per minute for local traffic and a net amount of 0.037 TRY (approximately $0.028 as of April 1, 2008) per minute for metropolitan and long-distance traffic routed from Turkcell to Turk Telekom. On January 15, 2007, the Telecommunications Authority revised the Standard Reference Interconnection Tariffs for GSM and fixed network operators.

Turk Telekom applied once more to the Telecommunications Authority for determination of call termination tariffs and, in response, the Telecommunications Authority determined final call termination tariffs. In accordance with the decision of Telecommunications Authority, as of March 1, 2007, Turk Telekom pays Turkcell 0.136 TRY (approximately $0.104 as of April 1, 2008) per minute and Turkcell pays to Turk Telekom a net amount of 0.0189 TRY per minute for local traffic and a net amount of 0.03 TRY per minute for metropolitan and long-distance traffic routed from Turkcell to Turk Telekom.

For SMS services from Turk Telekom’s network to our network, as of, and since, December 2006, Turk Telekom has paid us a net amount of TRY 0.033307 (approximately $0.025 as of April 1, 2008) per SMS after deducting VAT and other taxes. For SMS services from our network to Turk Telekom’s network, we have paid Turk Telekom a net amount of TRY 0.017227 (approximately $0.013 as of April 1, 2008) per SMS after deducting VAT and other taxes. SMS termination rates are subject to revaluation quarterly.

Currently, for SMS services from Turk Telekom’s network to our network, Turk Telekom will pay us a net amount of 0.031891 TRY (approximately $0.024 as of April 1, 2008) per SMS, excluding VAT and SCT. For

SMS services from our network to Turk Telekom’s network, we will pay Turk Telekom a net amount of 0.016495 TRY (approximately $0.013 as of April 1, 2008) per SMS, excluding VAT and SCT.

In accordance with the interconnection agreement between Turkcell and Turk Telekom, for international calls originating from Turkcell network and carried by Turk Telekom, Turkcell pays Turk Telekom 70% of the net amount of Turk Telekom’s retail international call charges. Pursuant to this agreement, Turk Telekom was obliged to pay us 45% of the international settlement charge (terminal rate) that is transferred by the international carrier operator to Turk Telekom for incoming international calls that are terminated on our network. For the termination service price of calls from international destinations to Turkcell network carried by Turk Telekom, Turkcell applied to the Telecommunications Authority for reconciliation. As a result of that process, The Authority decided Turk Telekom to pay Turkcell 0.136 TRY for termination of international calls. We and Turk Telekom have an ongoing dispute over this agreement. Please see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

We do not pay any charges to Turk Telekom for calls to special service numbers which are called free of charge according to Turk Telekom tariffs. For calls to special service numbers that are not free of charge, one party pays the other 72% of the other’s retail charge for that service, excluding VAT and SCT.

For voice traffic termination service on our network, a new interconnection offer including 8,000 TRY (approximately $6,125 as of April 1, 2008) as monthly fixed fee, 0.003 TRY (approximately $.0023 as of April 1, 2008) as the discounted rate for the first 100,000 minutes of interconnection traffic, and a peak/off price discrimination ranging from 0.136 TRY (approximately $0.104 as of April 1, 2008) to 0.120 TRY (approximately $0.09 as of April 1, 2008) is made to Turk Telekom. According to the offer, we pay Turk Telekom the current termination rates of 0.0189 TRY (approximately $0.014 as of April 1, 2008) and 0.03 TRY (approximately $0.023 as of April 1, 2008).

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

Charges for Energy at Switching Centers

We can subscribe to Turkish Electricity Distribution Co. (“TEDAS”) or another relevant electricity distribution company as a standalone customer and pay its energy usage charges. In such case, we will not pay any charges to Turk Telekom. We may also source energy by connecting a three phase electricity measuring gauge to Turk Telekom’s energy distribution panel. The expenses related to the connection of the measuring gauge will be borne by us. In addition, we may source energy by connecting an electricity measuring gauge to Turk Telekom’s generator, provided that all expenses related to the connection will be borne by us. The energy usage fee shall be calculated in accordance with a formula set forth in the Turk Telekom interconnection agreement. Under the Revenue Sharing Agreement, we were not required to pay Turk Telekom for these services.

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

Vodafone Interconnection Agreement

As a result of the acquisition of Telsim by Vodafone, all the liabilities of Telsim arising from the Interconnection Agreement signed with us were transferred to Vodafone as of May 24, 2006. In line with this, Turkcell and Vodafone signed an agreement in July 2006 to amend the present interconnection agreement through agreeing general principles of our collaboration as a result of the transfer.

In light of this transaction, the following discussion will only refer to Vodafone. It should be noted however, that agreements entered into before May 24, 2006 were entered into by Telsim, the acquired company.

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

Call Tariffs

Turkcell and Vodafone could not agree on call termination tariffs and Vodafone referred this dispute to the Telecommunications Authority for resolution. The Telecommunications Authority applied provisional call and SMS termination tariffs as of March 1, 2006 to both parties. In accordance with this decision; Vodafone was to pay Turkcell 0.140 TRY (approximately $0.11 as of April 1, 2008) per minute and Turkcell was to pay to Vodafone a net amount of 0.152 TRY (approximately $0.12 as of April 1, 2008) per minute. Likewise, the Telecommunications Authority determined that Vodafone was to pay Turkcell 0.0297 TRY per SMS as of March 1, 2006 and Turkcell was to pay Vodafone a net amount of 0.0322 TRY per SMS (approximately $0.02 as of April 1, 2008).

In accordance with the agreement concluded between Turkcell and Vodafone in July 2006, both parties agreed on call and SMS termination tariffs to be applied and this agreement became binding despite the earlier decision by the Telecommunications Authority. According to the agreement, Turkcell and Vodafone will charge to each other 0.1737 TRY (approximately $0.13 as of April 1, 2008) per minute for call traffic accessing each other’s network and a net amount of 0.0322 TRY (approximately $0.025 as of April 1, 2008) per SMS accessing each other’s network. In case call traffic switched from Vodafone to Turkcell exceeds 50,000,000 minutes in a month, Vodafone will pay a net amount of 0.16 TRY (approximately $0.123 as of April 1, 2008) per minute for call traffic. This charging method is valid from May 24, 2006, until March 31, 2008. Turkcell will pay Vodafone a net amount of 0.165 TRY (approximately $0.126 as of April 1, 2008) per minute for call traffic from April 1, 2007, until March 31, 2008. Both parties will pay each other net amount of 0.160 TRY (approximately $0.123 as of April 1, 2008) per call between April 1, 2008, and March 31, 2009.

In case SMS traffic switched from Vodafone to Turkcell exceeds 50,000,000 in a month, Vodafone will pay a net amount of 0.0297 TRY (approximately $0.023 as of April 1, 2008) per SMS. This charging method was valid from May 24, 2006, until March 31, 2007. Both parties will pay each other 0.0322 TRY (approximately $0.025 as of April 1, 2008) per SMS between April 1, 2007, and March 31, 2009.

All the call tariffs are set in Turkish Lira and will be revised by the parties on March 31, 2008, and March 31, 2009, based on the consumer price index. During periods of sharp devaluation of the Turkish Lira, the devaluation rate will also be taken into consideration in such revisions. Based on this revaluation methodology, between April 1, 2007 and March 31, 2008 termination rates, excluding VAT and SCT, are as follows: for calls from Turkcell to Vodafone, Turkcell pays Vodafone 0.182919 TRY per minute (approximately $0.14 as of April 1, 2008); for calls from Vodafone to Turkcell 0.177376 TRY per minute (approximately $0.136 as of April 1, 2008); for SMS, each party pays the other 0.035697 TRY per SMS (approximately $0.027 as of April 1, 2008).

The pricing terms of the Vodafone interconnection agreement will be applicable until March 31, 2009, when both parties will revise the pricing terms based on conditions reached at that time. All the rates are net of all applicable taxes. If the parties cannot agree on new call termination tariffs until July 2009, both parties shall refer to the Telecommunications Authority for resolution. During the resolution period both parties will charge each other a net amount of 0.16 TRY (approximately $0.123 as of April ,1, 2008) per minutes for the call termination and a net amount of 0.0322 (approximately $0.025 as of April ,1, 2008) for SMS termination.

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

The Vodafone interconnection agreement will terminate:

•	automatically upon expiry of the parties’ respective license periods or on termination of the respective license agreements by the Turkish Ministry; or

•	save for events of force majeure, upon one month’s termination notice by the parties, due to failure to fulfill the obligations in the interconnection agreement for a period in excess of three months.

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

For voice traffic termination service on our network, a new interconnection offer including 8,000 TRY (approximately $6,125 as of April 1, 2008) as monthly fixed fee, 0.003 TRY (approximately $0.0023 as of April 1, 2008) as the discounted rate for the first 100,000 minutes of interconnection traffic, and a peak/off price discrimination ranging from 0.136 TRY (approximately $0.104 as of April 1, 2008) to 0.120 TRY (approximately $0.09 as of April 1, 2008) is made to Vodafone. According to the offer, we pay Vodafone 0.136 TRY (approximately $0.104 as of April 1, 2008). We still negotiate with Vodafone over the terms of this offer.

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

Call Tariffs

In the decision dated June 29, 2006, the Telecommunications Authority applied its provisional call termination tariffs and in accordance with this decision, Turkcell was to pay Avea a net amount of 0.175 TRY (approximately $0.134 as of April 1, 2008) per minute and Avea to Turkcell a net amount of 0.140 TRY (approximately $0.107 as of April 1, 2008) per minute. On August 2, 2007, the Telecommunications Authority concluded the reconciliation process between Turkcell and Avea, by applying its provisional termination tariffs. Currently, in accordance with this decision, Turkcell pays Avea 0.167 TRY per minute (approximately $0.128 as of April 1, 2008) and Avea pays Turkcell 0.136 TRY per minute (approximately $0.104 as of April 1, 2008) .

In the decision dated July 31, 2007, the Telecommunications Authority set call termination tariffs between us and Avea and in accordance with this decision we pay Avea a net amount of 0.167 TRY (approximately $0.128 as of April 1, 2008) per minute and Avea pays to Turkcell a net amount of 0.136 TRY (approximately $0.104 as of April 1, 2008) per minute. Both parties charge each other an amount 10% higher than effective call termination tariffs per minute for accessing each other’s directory inquiry services.

On March 7, 2007, the Telecommunications Authority determined the SMS termination fees between Turkcell and Avea. According to this decision, we pay Avea a net amount of 0.0365 TRY per SMS (approximately $0.028 as of April 1, 2008) and Avea pays Turkcell a net amount of 0.0297 TRY per SMS (approximately $0.023 as of April 1, 2008).

All call and SMS tariffs are subject to revision quarterly, based on the Consumer Price Index. However, since current charges are determined by the Telecommunications Authority, as a result of its decision, only SMS termination charges are subject to inflation revision. Based on this quarterly revaluation methodology, current rates for SMS, excluding VAT and SCT, are as follow: Turkcell pays Avea 0.038648 TRY per SMS (approximately $0.029 as of April 1, 2008) and Avea pays Turkcell 0.031447 per SMS (approximately $0.024 as of April 1, 2008).

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

We and Avea have an on-going dispute over SMS and call termination fees, please see “Item 8A Consolidated Statements and Other Financial Information—Legal Proceedings” of this annual report on 20-F.

The Avea interconnection agreement will remain in force for the duration of the license period unless one of the parties serves a three month termination notice to the other party.

The Avea interconnection agreement will terminate:

•	automatically upon expiry of the parties’ respective license periods or on termination of the respective license agreements by the Turkish Ministry; or

•	save for events of force majeure, upon one month’s termination notice by the parties, due to failure to fulfill the obligations in the interconnection agreement for a period in excess of three months.

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

For voice traffic termination service on our network, a new interconnection offer including 8,000 TRY (approximately $6,125 as of April 1, 2008) as monthly fixed fee, 0.003 TRY (approximately $0.0023 as of April 1, 2008) as the discounted rate for the first 100,000 minutes of interconnection traffic, and a peak/off price discrimination ranging from 0.136 TRY (approximately $0.104 as of April 1, 2008) to 0.120 TRY (approximately $0.092 as of April 1, 2008) is made to Avea. According to the offer, we pay Avea the current termination rate of 0.0167 TRY (approximately $0.128 as of April 1, 2008).

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

Under the Milleni.com telecommunications services agreement, each of the parties agree to provide telecommunications services, as defined under the agreement, to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com’s switch for onward transmission to their destinations. Scope to the services may be extended subject to the parties’ further agreement. We and Milleni.com undertook to use the service in accordance with directions, consents, specifications, designations or determinations of the local regulatory authorities within the respective jurisdiction. Moreover, each of the parties guaranteed certain principles for use of services by its customers to the other.

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

Payments

The Milleni.com telecommunications services agreement provides for payment by both parties of fees for interconnection services. In that respect, we are obliged to pay charges due to Milleni.com in monthly arrears within 30 days from the receipt of invoice. Milleni.com pays charges due to us in monthly arrears within 30 days from the receipt of invoice.

The Milleni.com telecommunications services agreement indicated that the charges specified in the agreement are exclusive of Value Added Tax or any other applicable tax. If such taxes were due and owing, that amount should have been added to the invoice and charged to the other party at the then prevailing rate.

The Milleni.com telecommunications services agreement states that if a party fails to make charges when due, the amount past due bears daily interest at an annual rate of 3% points greater than Euribor from the date on which such amount became due until the date on which it is paid, unless the invoice was correctly disputed. The applicable interest will be accrued day by day and not be compounded.

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

Globalstar Interconnection Agreement

Call Tariffs

In accordance with the agreement concluded between Turkcell and Globalstar on December 11, 2003, for traffic switched from us to Globalstar we pay Globalstar the charges determined below after deducting VAT, communications tax and other taxes:

•	for traffic between 0 and 500,000 minutes, $0.40 per minute;

•	for traffic between 500,000 and 1,000,000 minutes, $0.31 per minute;

•	for traffic between 1,000,000 and 2,000,000 minutes, $0.25 per minute; and

•	for traffic greater than 2,000,000 minutes, $0.20 per minute.

For traffic switched from Globalstar to us, Globalstar pays us $0.175 per minute after deducting VAT, communications tax and other taxes.

Miscellaneous

The Globalstar interconnection agreement will remain in force for the duration of the license period.

The Globalstar interconnection agreement will terminate:

•	automatically upon expiry of the parties’ respective license periods or on termination of the respective license agreements by the Turkish Ministry;

•	in case of breach of the agreement;

•	by one of the parties serving a thirty-day termination notice to the other party;

•	by a court decision providing cancellation of the agreement; or

•	by the approval of the Telecommunications Authority to cancel the agreement.

Any disputes between the parties shall be first subject to the efforts of the parties to resolve the dispute amicably. If the dispute remains unresolved, the parties will be free to refer the matter to the Istanbul courts.

Agreements Concluded with the Operators Licensed To Provide Long-Distance Call Services

Turkcell, as an “operator holding significant market power” entered into Call Termination Agreements with all operators licensed to provide Long-Distance Call Services. Under the Call Termination Agreements, Turkcell agreed, among other things, to terminate voice calls carried by the operators and rising from a national fixed telecommunication’s network and/or any international telecommunication’s network in accordance with technical specifications set out in the agreement.

A new interconnection offer for voice termination services, including 8,000 TRY (approximately $6,125 as of April 1, 2008) as monthly fixed fee, 0.003 TRY (approximately $0.0023 as of April 1, 2008) as the discounted rate for the first 100,000 minutes of interconnection traffic, and a peak/off price discrimination ranging from 0.136 TRY (approximately $0.104 as of April 1, 2008) to 0.120 TRY (approximately $0.092 as of April 1, 2008) is made to Long Distance Call Services operators that entered into Call Termination Agreements with us. Five among thirteen operators accepted the new offer and signed an addendum to the main service agreement.

Agreements Concluded with the Operators Licensed to Provide International Transit Traffic Services

Turkcell entered into International Traffic Carrying Services Agreements with nine operators. Under these Agreements, we may carry calls to these operators’ switches for onward transmission to their destinations and these operators should provide the termination of these calls on the relevant network. These operators charge us at various prices identified within the scope of the agreement for the calls directed to numerous networks around the globe. The operators may modify their rates upon fifteen days advanced written notice and these rates will be applicable upon our approval.

Prospective Legislation and Regulations

Below, is a brief overview of some of the major proposed legislative and regulatory initiatives in Turkey that, if implemented, could have a significant impact on our operations. For additional information, please see the discussion of new pricing regulations under “The License Agreement—Tariffs” section above.

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

In order to assess operator concerns regarding this regulation, the Telecommunications Authority has sent a questionnaire to the operators regarding technical, marketing and regulatory issues of the Value Added Telecommunication Services within the EU Regulations and international applications.

In accordance with the Telecommunications Authority Regulation, we may be required to provide access and/or interconnection services to requesting VAS operators.

Authorization of 3G Licenses

The Council of Ministers decision regarding the “Determination of the Minimum Values of License Agreement Regarding the IMT-200/UMTS Services and infrastructure” and The Council of Ministers’ decision regarding “the Enforcement of the Authorization Plan Regarding the IMT-2000/UMTS Services and Infrastructure” was published in the official gazette in February 16, 2007. These decisions authorized the Telecommunications Authority to begin the process of preparing regulations for 3G Licenses.

The Telecommunications Authority conducted a tender process for the granting of 3G licenses on September 7, 2007. Based on the tender process conducted on September 7, 2007, Turkcell was awarded a 3G license. However, on September 19, 2007, the Telecommunications Authority canceled the 3G license tender due to the fact that Turkcell’s competitors did not participate in the 3G tender process. We expect a 3G tender process to take place during 2008, but no announcement has been made by the Telecommunications Authority regarding the rescheduling the 3G tender process and, accordingly, there may be further delays in the 3G tender process. If the 3G tender process is rescheduled, the minimum price for a 3G license may be reset and could increase from the €252 million minimum for the largest bandwidth in the previous 3G tender process. However, the tender process could result in a significantly higher price, especially if multiple new licenses are granted to new entrants. We understand that the Telecommunications Authority may attempt to award at least four 3G licenses, possibly resulting in at least one new entrant into the current market. We believe that 3G services will be important for our business and we intend to participate in any future 3G licensing process in Turkey.

Authorization of Mobile Virtual Network Operators (“MVNOs”)

According to a proposed regulation, MVNOs shall provide their services by using the infrastructure of GSM operators. The Telecommunications Authority has published a draft annex to the Authorization Regulation specifying provisions relating to MVNO’s. We have objected to the draft Regulation on the grounds that obligating us to share our infrastructure with the MVNO’s would infringe on our rights in accordance with our license agreement.

Legislation

Electronic Communications Law

The draft of the Electronic Communications Law prepared by the Turkish Ministry aims to establish a similar legislative system to the EU regulatory framework and existing Telecommunications Authority regulations. The draft has the following key terms:

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

4.C Organizational Structure

The following chart lists each of our key subsidiaries (including our ownership interest in Fintur) and our proportionate direct and indirect ownership interest as of April 1, 2008:

Notes:

(1)	KCell is 51% owned by Fintur and 49% owned by Kazakhtelecom JSC, the Kazakh incumbent fixed-line telecom provider.
(2)	Azertel is 80% owned by Fintur and 20% owned by Cenay Insaat Sanayi ve Ticaret Ltd., a privately held Turkish group of companies. Azercell is 64% owned by Azertel and 36% owned by the Ministry of Communications of Azerbaijan.
(3)	Gurtel is 99.99% owned by Fintur. Geocell was 83.2% owned by Gurtel, but as of January 4, 2008, Gurtel’s stake in Geocell is now 97.5%.
(4)	Moldcell is 99% owned by Fintur and 1% owned by Molfintur SRL a wholly-owned subsidiary of Fintur.
(5)	All of the shares of the East Asian Consortium B.V. (“Eastasia”) were transferred to Turktell for $111 million in February 2006.

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

We have buildings in Istanbul Beyoglu (headquarters), Istanbul Maltepe, Istanbul Gunesli, Ankara I, Ankara II, Adana, Diyarbakir, Samsun, Davutpasa, and Izmir. A new building was acquired in Istanbul Kartal in 2006.

In addition to the foregoing properties, we maintain three rented office buildings and a warehouse in Istanbul. In 2006, we added another warehouse in Istanbul Tuzla.

Switches

We have switches in Ankara, Istanbul, Izmir, Bursa, Adana, Konya, Antalya, Aydin, Erzurum, Balikesir, Bodrum, Denizli, Mugla, Diyarbakir, Samsun, Izmit, and Trabzon.

Base stations

As of December 2007, we owned over 13,290 base stations and leased the land underlying such base stations.

In December 2006, we sold 2,862 towers that our base stations mounted on to Kule, an entity established on November 24, 2006, in order to provide antenna space to all telecommunication operators, TV and radio broadcasters, civilian and military communication system operators in Turkey. However, the Telecommunication Authority decided that the sales of the towers from Turkcell to Kule had to be cancelled by October 10, 2007. The towers were therefore repurchased by Turkcell from Kule on September 30, 2007. Currently, Kule constructs its own masts and towers in order to provide service for the wireless broadcast and communications industry in Turkey. It also owns the right to use and sublease Turkcell’s towers against an annual rental fee and rendering maintenance services regarding those towers and facilities.

ITEM 4A. UNRESOLVED	STAFF COMMENTS

None.

ITEM 5. OPERATING	AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis by our management of the financial condition and the results of our operations should be read together with the consolidated financial statements included in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward looking statements due to a number of factors, including those set forth in “Risk factors” and else where in this annual report. Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Overview of the Turkish Economy

Positive macroeconomic developments in Turkey, coupled with strong consumer sentiment, helped improve our operational results. Revenues increased to $6,328.6 million in 2007 from $4,700.3 million in 2006 and our net income increased to $1,350.2 million in 2007 from $875.5 million in 2006.

In the first half of 2007, a high global risk appetite and attractively high domestic interest rates overshadowed concerns and potential threats in the international and domestic markets. However, in the second half of the year, the global “credit crunch” led to a relatively risk averse climate due to a general lack of liquidity.

Following the financial turmoil of 2001, the Turkish economy has experienced a period of political and economic stabilization. This period of stabilization began in 2002 with the International Monetary Fund (“IMF”) stand-by program and continued with a new IMF program implemented in 2005. The 2005 IMF program has a three year maturity. The 2002 and 2005 IMF programs are aimed at decreasing the likelihood of the Turkish economy suffering a future economic crisis by encouraging sustained non-inflationary growth through a floating exchange rate regime, using inflation targeting to combat chronic inflation, strengthening the financial structure of Turkey, implementing reforms in taxation, social security and the banking sector, and ensuring debt sustainability and accelerating current privatization efforts. The implementation of banking reform and the enactment of other reforms should improve the liquidity position of the private sector and stimulate economic growth.

Currently, the Turkish economy is among the fastest growing economies in the world. In 2007, the Turkish economy was driven by robust private consumption and increased investment and exports. This was bolstered by a strong banking system and balanced public finances. There was, however, some concern over a general short foreign currency position in the non-financial corporate sector.

At the beginning of 2007, the Turkish financial markets benefitted from high global levels of liquidity, along with increased appetite for risk among investors. The global environment started to change in the second half of 2007, with a reduction in liquidity resulting in a pronounced “credit crunch”. The Turkish market, however, remained resilient in the face of this shock, mainly on the strength of its high real rates of return. The Turkish market was also benefitted by the monetary policy dictated by the Central Bank of Turkey, which strives to limit inflation, maintain a high level of local foreign currency reserves and with the help of strong fiscal balance. The Turkish Treasury also supported these efforts and goals. However, Turkey’s current account deficit has remained as a structural problem for the Turkish economy and appreciation of the TRY has widened this deficit which was mainly caused by the fact that imports grew faster than exports.

On the political front, having presidential and general elections in 2007 was a source of concern at the beginning of the year. However, the election results ultimately confirmed a climate of ongoing political stability. Although there was a deceleration in the pace of discussions with the EU regarding Turkey’s admission, this was not viewed as a major factor, as the global environment remained supportive and political stability was affirmed after the elections.

The TRY is one of the most vulnerable emerging market currencies, due to the country’s increasingly wide current account deficit and high energy dependency, and is generally viewed as being overvalued. However, high real interest rates have generally cushioned this vulnerability. The high real interest rate in Turkey strongly contributed to TRY appreciation of around 20% over 2007 as measured against the U.S. Dollar. Inflation increased to 8.4% (consumer price index) for the year ended December 31, 2007, which is significantly higher than the 2007 target rate of 4%. Turkey’s current account deficit totaled $37.4 billion in 2007 compared to $31.9 billion in 2006. This deficit amounted to 5.7% and 6.1% of Gross Domestic Product (“GDP”) according to new national account system in 2007 and 2006, respectively. This relatively high level of deficit increases the probability of an exchange rate adjustment in the face of sudden changes in risk perceptions. This change reflected an improvement in public sector finances, while the private sector saved much less than its investments in 2007. The improvement in the current account deficit as a percentage of GDP was also partly due to an increase in service revenues.

In 2007, net foreign direct investment inflows financed 53.0% of the current account deficit as compared to approximately 60% in 2006. Turkey’s Net Public Debt Stock to GDP ratio decreased to 29.1% according to new national account system in 2007 from 34.2% in 2006.

Taxation Issues in Telecommunications Sector

Under current Turkish tax legislation, there are several taxes on the telecommunications services of GSM operators in Turkey. These are charged to subscribers by GSM operators and remitted to the relevant taxing authorities by these operators. These taxes may be charged upon subscription, on an annual basis or on an ad valorem basis on the service fees charged to subscribers.

The following are the most significant taxes imposed on our telecommunications services:

Special Communications Tax

The Turkish government imposed a special 25% communications tax on mobile telephone services as part of a series of new taxes levied to finance public works required to respond to earthquakes that struck the Marmara region of Turkey in 1999. This tax is paid by mobile users and collected by GSM operators. With Law No. 5035, the special communications tax was made indefinite from January 1, 2004. A fixed amount of the special communications tax of TRY 20 on each new subscription was imposed with Law No. 5035. From January 1, 2007, the special communications tax on new subscriptions has been increased to TRY 26 from TRY 24.15 per subscriber and, from January 1, 2008, it was further increased to TRY 27.8 per subscriber. The tax has had a correlative negative impact on mobile usage.

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

Value Added Tax (“VAT”)

Like all services in Turkey, services provided by GSM operators are subject to VAT, which is 18% of the service fees charged to subscribers. We declare VAT to the Ministry of Finance within 24 days and remit VAT paid by our subscribers within the first 26 days of the month following the month in which the tax was incurred, after the offset of input VAT incurred by us. On April 24, 2003, VAT on roaming revenues invoiced to foreign operators, which were 18%, were cancelled.

We have calculated our VAT responsibility on ongoing license fees since June 2003 and it has not been recalculated, in accordance with a decision of Istanbul Tax Court, since February 2004. For more detailed information related to this dispute, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Reverse charge VAT has been calculated on the invoices issued by foreign GSM operators. On the other hand, VAT responsibility has been calculated on the mark-up amount on subscribers’ invoices for roaming services.

Wireless Equipment Fees

According to the Wireless Equipment Usage Law, all receiver equipment must be licensed. As a consequence, mobile wireless telephone owners are subject to both a license fee and an annual usage fee.

The license fee is paid once on subscription for the equipment purchased. The license fee was TRY 10.0 (equivalent to $8.59 as of December 31, 2007) during the period of January 1, 2006 – December 31, 2007. Effective from January 1, 2008, it has been increased to TRY 10.72 (equivalent to $9.20 as of December 31, 2007). For the postpaid subscribers, the license fee is divided into the number of months remaining in the year in which it is payable and charged to the subscriber in equal installments.

The yearly usage fee is the same amount as the license fee and charged to the subscriber in 12 equal monthly installments. Monthly collected charges for the prepaid subscribers are paid by us to the government in the following month.

Stamp Duty

Under the Turkish Stamp Duty Law, certain documents such as contracts and other agreements are subject to stamp duty either at a fixed amount (if the document does not include a certain amount) or at a certain percentage of the amount involved in the document.

Effective from January 1, 2005, lump-sum stamp duty liability on the subscription contracts, which does not state any amount on the contract was abolished. The subscription agreements signed between GSM operators and subscribers have not include any amount on it as of January 1, 2005, so there has been no stamp duty payable on such agreements.

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

For a description of various tax related disputes to which we are party, see “Item 8.A. Consolidated Statements and Other Financial Informations—Legal Proceedings.”

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

The preparation of our consolidated financial statements in accordance with IFRS as issued by the IASB require us to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, fixed assets and intangibles, bad debts, income taxes, contingencies, and litigation. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

A summary of our significant accounting policies is set forth in note 3 to our consolidated financial statements. We have identified the following critical accounting policies and estimates utilized by us in preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with International Accounting Standard No:18 “Revenue”. In arrangements which include multiple elements, we consider the elements to be separate units of accounting in the arrangement. Deliverables are accounted separately where a market for each deliverable exists and if the recognition criterion is met individually. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. Commission fees on betting business is recognized at the time all the services related with the games are fully rendered.

Useful Life of Property, Plant and Equipment, Intangible assets

Almost all of our operational tangible and intangible fixed assets are depreciated over an eight-year term which represents our best estimate of their useful life. If the technology had rapidly changed and caused the estimated useful life to decrease by one year to an average life of seven years, annual depreciation expense for 2007 on our operational fixed assets would have decreased by $160.2 million. However, if the estimated useful life of our fixed assets had increased to nine years, annual depreciation expense for 2007 on our operational fixed assets would have increased by $0.4 million.

Impairment of long-lived assets

When events or circumstances arise that require us to test our long-lived assets for impairment then the assets’ recoverable amount is estimated. The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less cost to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to asset. For the purpose of impairment testing, assets are grouped together into the smallest group odd assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets. On an ongoing basis we review indicators of potential impairment which include: significant adverse changes in the legal or business climate that could affect the value of long-lived assets, plans to dispose of a long-lived asset before the end of its previously estimated useful life, and a significant decrease in the market price of a long-lived asset. We are also alert to technological change or a decrease in the number of subscribers, which could cause impairment of our long-lived assets.

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

During the years ended December 31, 2007, 2006 and 2005, we have not identified any impairment indicators and accordingly our financial statements for the years ended December 31, 2007, 2006 and 2005 do not include any adjustment in relation to impairment of long-lived assets.

Estimation of allowance for doubtful accounts

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amount of allowance for doubtful accounts. To make these estimates and assumptions, we analyze our accounts receivable and historical bad debts, subscriber credit worthiness and current social and economic trends. If our estimates or assumptions are proven to be incorrect for any reason, we may not have a sufficient allowance to cover our bad debts. Historically, our provision from doubtful accounting has been sufficient to account for our bad debts.

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

Our bad debt expense as a percentage of revenues decreased by approximately 14% to 0.56% of revenues in 2007 from 0.65% of revenues in 2006. If our bad debt expense as a percentage of revenues increased to 1.5% of revenues, an additional provision for bad debts of approximately $59.8 million would be required.

Liabilities arising from litigation

We are involved in various claims and legal actions arising in the ordinary course of business. A provision is recognized in our balance sheet if we have a present legal or constructive obligation as a result of a past event that can be reliably estimated and it is probable that an outflow of economic benefits would be required to settle the obligation. Our current estimated liability related to some of our pending litigation is based on claims for which our management can estimate the amount and range of loss. We continuously evaluate our pending litigation to determine if any developments in the status of litigation require a provision to be made. Due to the complexity of the Turkish legal system, it is often difficult to accurately estimate the ultimate outcome of the litigation. This variable and other variables can affect the timing and amount we provide for certain litigation. Our accruals for legal claims are therefore subject to estimates made by us and our legal counsel, which are subject to change as the status of our legal cases develops over time. Such revision in our estimates of the potential liability could materially impact and previously materially impacted our consolidated financial condition, results of operations, and liquidity.

Income taxes

The calculation of our total tax charge involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing our consolidated financial statements, we are required to estimate the income taxes in each of the jurisdictions and countries in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. We assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

Income tax expense comprises current and deferred tax.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

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

5.A Operating Results

Our audited consolidated financial statements as of December 31, 2007 and 2006 and for each of the years in the three- year period ended December 31, 2007 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

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

Under the License, we had been paying ongoing license fees to the Turkish Treasury equal to 15% of our gross revenue from our GSM operations in Turkey, which included monthly fixed fees and communication fees including taxes, charges, and duties paid to the Turkish Treasury. On June 25, 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No. 5369. As a result, starting from June 30, 2005, we pay 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund. Since June 2004, Simcard sales, outgoing roaming revenues, and late payment interest charges have been included in the definition of gross revenue and included in the monthly ongoing license fees computations. Based on the law enacted on July 3, 2005 with respect to the regulation of privatization, the gross revenue description used for the calculation of treasury share has been changed. According to this new regulation, accrued interest charged for late payments, taxes such as VAT, and other expenses are excluded from the description of gross revenue. We submitted to the Telecommunications Board for the revision of the related articles of the Amended Agreement and completed certain necessary procedures. Danistay, the highest administrative court, approved the agreement on March 10, 2006 and the calculation of gross revenue for ongoing license fee in accordance with the new agreement is valid after March 10, 2006. Therefore, the basis for calculating the universal service fund has also changed.

Under our Amended Agreement with Turk Telekom, we pay Turk Telekom an interconnection fee per call based on the type and length of the call for calls originating on our network and terminating on Turk Telekom’s fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on their fixed-line network and terminating on our network. We also have interconnection agreements with Vodafone, Avea, Milleni.com, and Globalstar pursuant to which we have agreed, among other things, to pay interconnection fees to the other parties for calls originating on our network and terminating on theirs, and they have agreed to pay interconnection fees for calls originating on their networks and terminating on ours.

The build-out of our network in Turkey is now substantially completed. As of March 31, 2008, our network covered 100% of the Turkish cities with a population of 2,000 or more. Coverage also includes substantially all of the Mediterranean and Aegean coastline of Turkey. We currently meet the coverage requirements of our license.

Our Turkish GSM subscriber base has expanded from 63,500 at year-end 1994 to 35.4 million as of December 31, 2007. Based on the announcements of the Telecommunications Authority, there were approximately 62.0 million subscribers in the Turkish GSM market as of December 31, 2007. The penetration rate in the Turkish GSM market reached 88% as of December 31, 2007. We expect market growth will continue but at a reduced rate with the penetration rate expected to reach about 100% at the end of 2008. In 2007, despite an increasingly competitive environment, we achieved 11% growth in our subscriber base, which resulted in a market share of 57% for the year ended December 31, 2007, according to information announced by the Telecommunications Authority. The 11% increase in our subscriber base was supported by our focus on the sales channel network and our well perceived offers and campaigns. For 2008, in an increasingly competitive environment, we aim to keep our leading position by emphasizing our customer focused approach for delivering high quality products and services on a segmented basis and by continuing to highlight our well designed value propositions.

Our prepaid mobile service increases our market penetration and limits our credit risk. This service permits access to our GSM services to subscribers who prefer to avoid monthly billing for our services. As of December 31, 2007, we had 29.0 million prepaid and 6.4 million postpaid subscribers in our GSM network in Turkey.

In line with the improvement of macroeconomic indicators in Turkey, our average MoU in Turkey has increased 8.5% to 76.3 minutes in 2007 from 70.3 minutes in 2006, as a result of our initiatives that were aimed at creating a “win-win” situation by incentivizing usage through bundled free minute offers while maintaining a value generation focus. Despite the dilutive impact of a growing prepaid subscriber base, our average revenue per user in Turkey increased to $14.3 in 2007 from $12.1 in 2006 as a result of our actions to incentivize usage, along with a 9% appreciation of the TRY against U.S. Dollars and an average price increase of 12.7% on an annual basis during this year.

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers who do not reload units for a period of 210 days are disconnected and cannot reuse their numbers. Our churn rate for operations in Turkey was 19.9% for the year ended December 31, 2007, compared with 14.7% for the year ended December 31, 2006. Due to our large subscriber base as well as intensified competition in the Turkish market throughout the year our churn rate was increased by 5.2 percentage points in line with our expectations. While our on-going emphasis on retention remains a high priority in 2008, we expect churn rate to be higher than 2007.

We have a bad debt provision in our consolidated financial statements for non-payments and disconnections that amounted to $181.7 and $133.6 million as of December 31, 2007 and December 31, 2006, respectively, which we believe is adequate. Prior to 2003, the majority of subscriber disconnections were due to non-payment of bills. Starting from 2003, the majority of involuntary subscriber disconnections were prepaid subscribers’ disconnections.

International and Other Domestic Operations

We were a participant in the consortium that was awarded the first private GSM operator tender in Iran on February 18, 2004 to operate a nationwide GSM network in the Islamic Republic. The consortium signed a license agreement with the Iranian Ministry of Communication and Information Technology in September 2004 but the Iranian Parliament subsequently revised the license agreement in 2005. Although our Board of Directors decided to continue with the project despite the modifications to the license agreement, there has been no notification made by the Iranian authorities regarding any resolution to the first private GSM operator tender in Iran. As a result, we requested an injunction order in Iranian courts seeking to compel the Ministry of Communication and Information Technology to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. Such request for an injunction order was rejected in April 2006. On January 14, 2008 we made an announcement, stating that we initiated an arbitration process against the Islamic Republic of Iran for not abiding by the provisions of the “Agreement on Reciprocal Promotion and Protection of Investments”. This arbitration process relates to a dispute which arises by reason of acts of Islamic Republic of Iran, directly and indirectly, through entities owned and controlled by the Islamic Republic, further to award of the license as a result of which we have been materially deprived of our investment in Iran and incurred significant losses. We are currently reviewing our options for further legal action to recover our expenses in connection with our participation as part of Irancell in the first private GSM operator tender in Iran. We currently have no plans to invest in the Iranian market.

On October 20, 2005, Cukurova Group offered to sell us an option contract, under which the holder had the right to purchase 50% of the shares of A-Tel for a consideration of $150.0 million. After tax, legal, and financial due diligence review on A-Tel, we decided to purchase 50% of A-Tel shares for a consideration of $150.0 million. Following the legal approval of Turkish Competition Board on August 1, 2006, payment was made on August 9, 2006, and the transaction was finalized. A-Tel is a joint venture and the remaining 50% of its shares are held by Turkey’s Savings and Deposit Insurance Fund (“SDIF”).

A-Tel is involved in marketing, selling, and distributing our prepaid systems. A-Tel acts as our exclusive dealer for the Muhabbet Kart (a prepaid card) and receives dealer activation fees and subsidies for the sale of Muhabbet Kart. Since 1999, the business cooperation between us and A-Tel has provided important support to our sales and marketing activities. With the brand name Muhabbet Kart, A-Tel has proven success in a competitive environment through well-structured campaigns. With the acquisition of the 50% stake in A-Tel, we believe that we are better positioned in the changing competitive environment and achieve increased benefits by optimizing our respective sales and marketing efforts.

A-Tel is accounted for under equity method and results of the operations for the year ended December 31, 2007 are included in the accompanying consolidated financial statements using an ownership rate of 50% as at and for the year ended December 31, 2007.

In the five months ended December 31, 2006, A-Tel contributed profit of $12.3 million. If the acquisition had occurred on 1 January 2006, management estimates that consolidated profit for the year ended December 31, 2006 would have been increased by $15.8 million. In determining these amounts, we assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisition occurred on January 1, 2006.

On the acquisition of A-Tel shares, our interest in the net fair value of the identifiable assets and liabilities exceeded the cost of the acquisition by $7.8 million. We reassessed the measurement of the acquired assets and liabilities and reduced acquired intangible assets by $7.8 million. Pre-acquisition carrying amounts were determined based on applicable IFRSs immediately before the acquisition. The values of assets and liabilities recognized on acquisition are their estimated fair values.

In January, March, May, July and September 2007, Turktell Uluslararasi made contributions to capital increases of Astelit of $27.5 million each. As Eurocorp, the other shareholder of Astelit, did not participate in these capital increases, our ownership increased from 54.8% to 55.0%.

Our efforts to selectively seek and evaluate new international investment opportunities continue. These opportunities could include the purchase of licenses and acquisitions in markets outside Turkey in which we currently do not operate. We are negotiating to acquire a majority stake in Syriatel. In addition, we are examining opportunities in Belarus. Specifically, on April 10, 2008, our Board of Directors decided to conduct the necessary studies to submit a proposal directly, or through one of our subsidiaries, to the shareholders of BeST, based in the Republic of Belarus, to purchase the majority of the company’s shares.

For a description of, and additional information regarding, our international and other domestic operations, see “Item 4.B. Business Overview”.

Revenues

Our revenues are mainly derived from communication fees, commission fees, monthly fixed fees, sales of Simcards, and call center revenues. Communication fees consist of charges for calls that originate or terminate on our GSM network, including international roaming, and are based on minutes of actual usage of service. Per-minute communication fees vary according to the subscriber’s service package. Commission fees on betting business relate to operating a central betting system and head agency fees. Such fees are recognized at the time the services related to the betting games are rendered. Monthly fixed fees are charged to each postpaid subscriber in a specified monthly amount that varies according to the subscriber’s service package, regardless of actual use of our GSM network services. Fixed fees are recognized on monthly basis when billed. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliates and third party companies. Call center revenues are recognized at the time services are rendered.

We recognize Simcard sales as revenue upfront upon delivery to subscribers, net of returns, discount and rebates. Simcard costs are also recognized upfront upon sale of the Simcard to the subscriber. Our revenues depend on the number of subscribers, call volume, and tariff pricing.

In connection with our ongoing promotional campaigns, both postpaid and prepaid services may be bundled with handset and other services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Deliverables are accounted separately where a market for each deliverable exists and if the recognition criteria are met individually. Costs associated with each deliverable are recognized at the time of revenue recognized. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

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

The Telecommunications Authority issued final reference call termination rates for all operators in the market in June 2006. As expected, these rates were lower than previously applied termination rates with the other GSM operators, but they reveal no change from the temporary interconnection rates applied between Turk Telekom and us since August 2005. Based on the Telecommunications Authority’s resolution, we have started to apply the new reference call termination rates with Vodafone and Avea starting from March 2006 and July 2006, respectively. However, in July 2006, we signed an agreement with Vodafone which provides for rates that are relatively more favorable than the reference call termination rates suggested by the Telecommunications Authority which had been retrospectively effective from May 24, 2006, which is the date of transfer of shares of Telsim to Vodafone. Therefore, we have applied rates based on the new interconnection agreement starting from May 24, 2006 with Vodafone. For the period between March 1, 2006, and May 24, 2006, we retroactively applied the final reference call termination rates with Telsim.

In January 2007, the Telecommunications Authority published “Standard Interconnection Reference Tariffs” for Turk Telekom and GSM operators. In accordance with the recommendation, the fee determined for us is TRY 0.140/minute (equivalent to full $0.120/minute as at December 31, 2007) between January 1, 2007 and February 28, 2007. From March 1, 2007, the fee is TRY 0.136/minute (equivalent to full $0.117/minute as at December 31, 2007). These “Standard Interconnection Reference Tariffs” were not necessarily directly applicable to our current or future interconnection agreements unless explicitly stated by the Telecommunications Authority at the end of the settlement procedure. However, TRY 0.136/minute (equivalent to full $0.117/minute as at December 31, 2007) had been applied between Turk Telekom and us from March 1, 2007. More recently, the Telecommunications Authority announced a new Standard Reference Tariff for Turk Telekom and GSM operators valid from April 1, 2008. The new fee determined for us is TRY 0.091/minute (equivalent to full $0.0781/minute as at December 31, 2007).

In previous periods, disagreements existed between us and the other GSM operators regarding the revision of pricing terms of the interconnection agreements. In addition, there is a disagreement with Turk Telekom about international calls. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 31 to our consolidated financial statements in this Form 20-F.

Inteltek, our betting subsidiary, is operating pursuant to a Head Agency Agreement and Central Betting System Operation and Risk Management Agreements (“CBS Agreement”) signed with a governmental body. The Head Agency Agreement and CBS Agreement entitle Inteltek to receive up to a maximum of 7% of gross revenues and 4.3% of commissions. Under the Head Agency Agreement, Inteltek is obligated to payout any excess amounts, and thus its revenues are presented on a net basis with the commission revenues.

The company became fully operational during 2004. The Fixed-Odds Betting contract was scheduled to expire in October 2011. Subsequently, there were three lawsuits filed, two of them were initiated requesting the annulment of the Fixed-Odds Betting tender and the other one was initiated requesting an annulment of the Fixed-Odds Betting tender contract. In January 2007, Danistay, the highest administrative court, decided in favor of a preliminary injunction of the tender and the tender transaction, although Inteltek was able to continue operations at that time. In March 2007, Genclik ve Spor Genel Mudurlugu (“GSGM”) terminated the fixed-odds betting contract.

On February 28, 2007, the Turkish parliament passed a new law that allowed Spor Toto Teskilati A.S. (“Spor Toto”) to hold a new tender before March 1, 2008, and to sign a contract with new terms which was valid until March 1, 2008. Under the new conditions, the commission rate of Inteltek decreased to 7% as a head agent of fixed odds betting games, which was previously 12% under the former contract. For further information please see “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings”.

On February 27, 2008 the Turkish parliament passed a new law (No. 5738) that allowed Spor Toto to sign a new Fixed Odds Betting contract with Inteltek, having the same terms and conditions with the “latest contracts signed with Spor Toto” (contract signed as per Provisional Article 1 of Law 5583) and to be valid for up to one year, until operations start under the new tender which Spor Toto is allowed to hold in accordance with the same law. As per Provisional Article 1 of law No. 5738 Inteltek signed a new Fixed Odds Betting contract with Spor Toto, which took effect on March 1, 2008. At the same time, Inteltek signed a new Central Betting System contract with Spor Toto, which took effect on March 31, 2008. Inteltek intends to participate in the new tender; however, it will operate under the new Fixed Odds Betting and Central Betting Systems contract until the completion of the new tender. If the process of the new tender is completed before the end of the one year term of the new contract, and the winner of the tender operates under a new contract, the previous contract signed between Spor Toto and Inteltek shall be terminated even if the one year term will not yet have expired. No assurance can be given that Inteltek will be able to win the expected tender for this business on terms that will be commercially acceptable.

Operating Costs

Direct Cost of Revenues

Direct cost of revenues includes ongoing license fees, transmission fees, base station rents, billing costs, cost of Simcards sold, depreciation and amortization charges, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign GSM operators for calls made by our subscribers while outside Turkey, interconnection fees mainly paid to Turk Telekom, Vodafone, Avea, Milleni.com, and Globalstar, handset costs offered as part of our loyalty programs and wages, salaries, and personnel expenses for technical personnel.

Administrative Expenses

Administrative expenses consist of fixed costs, including company cars, office rent, office maintenance, travel, insurance, consulting, collection charges, wages, salaries, and personnel expenses for non-technical, non-marketing, and non-sales employees and other overhead charges. Our administrative expenses also include bad debt expenses of our postpaid subscribers.

Selling and Marketing

Selling and marketing expenses consist of customer relations, sales promotions, dealer activation fees, advertising, prepaid frequency usage fees, wages, salaries, and personnel expenses of sales and marketing related employees and other expenses, including travel expenses, office expenses, insurance, company car expenses, and training and communication expenses.

Results of Operations

The following table shows information concerning our consolidated statements of operations for the years indicated:

	For the years ended December 31,
	2007	2006	2005
(U.S. Dollar millions)
Revenue	6,328.6	4,700.3	4,528.0
Direct cost of revenue	(3,103.4)	(2,627.9)	(2,701.6)

Gross profit	3,225.2	2,072.4	1,826.4

Administrative expenses	(252.8)	(154.9)	(154.0)
Selling and marketing expenses	(1,138.2)	(827.5)	(700.5)
Other income / (expense), net	(14.7)	1.6	10.5

Results from operating activities	1,819.5	1,091.6	982.4
Finance expense	(551.1)	(108.0)	(191.2)
Finance income	308.4	184.0	167.5

Net finance income / (expense)	(242.7)	76.0	(23.7)
Share of profit of equity accounted investees	64.9	78.6	68.2

Profit before gain on net monetary position	1,614.7	1,246.2	1,026.9
Gain on net monetary position	—	—	11.0

Profit before income taxes	1,641.7	1,246.2	1,037.9
Income tax expense	(322.4)	(413.2)	(290.5)

Profit for the period	1,319.3	833.0	747.4
Attributable to:
Equity holders of the Company	1,350.2	875.5	772.2
Minority interest	(30.9)	(42.5)	(24.8)

Profit for the period	1,319.3	833.0	747.4

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	For the years ended December 31,
	2007	2006	2005
Statement of Operations Data (% of revenue)
Revenue
Communication fees	94.4	93.8	94.9
Commission fees on betting business	2.9	3.7	2.5
Other revenue	2.7	2.5	2.6
Total revenue	100.0	100.0	100.0
Direct cost of revenue	(49.0)	(55.9)	(59.7)
Gross margin	51.0	44.1	40.3
Administrative expenses	(4.0)	(3.3)	(3.4)
Selling and marketing expenses	(18.0)	(17.6)	(15.5)
Other operating income (expense), net	(0.2)	0.0	0.2
Results from operating activities	28.8	23.2	21.6

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

	Turkey			Ukraine			Turkish Republic of Northern Cyprus			Other			Eliminations			Consolidated
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
(U.S. Dollar millions)
Total external revenues	5,991.9	4,544.5	4,433.6	252.8	87.9	45.6	83.9	67.9	48.8	—	—	—	—	—	—	6,328.6	4,700.3	4,528.0
Intersegment revenue	5.3	1.2	0.8	1.2	—	—	6.0	5.4	7.8	—	—	—	(12.5)	(6.6)	(8.6)	—	—	—

Total segment revenue	5,997.2	4,545.7	4,434.4	254.0	87.9	45.6	89.9	73.3	56.6	—	—	—	(12.5)	(6.6)	(8.6)	6,328.6	4,700.3	4,528.0

Segment result	1,928.6	1,236.5	1,071.0	(108.0)	(154.9)	(106.8)	13.6	7.2	5.8	—	—	—	—	1.2	1.9	1,834.2	1,090.0	971.9
Unallocated expenses																(14.7)	1.6	10.5

Results from operating activities																1,819.5	1,091.6	982.4

Net financing income/(cost)																(242.7)	76.0	(23.7)
Share of profit of equity accounted investees	(44.0)	(2.7)	—	—	—	—	—	—	—	108.9	81.3	68.2	—	—	—	64.9	78.6	68.2
Gain on net monetary position, net																—	—	11.0
Income tax expense																(322.4)	(413.2)	(290.5)

Profit for the period																1,319.3	833.0	747.4

In presenting information on the basis of business segments, segment revenue is based on the operational activity of the entities. Our main business segments are telecommunications and betting.

	Telecommunications			Betting			Other operations			Consolidated
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
(U.S. Dollar millions)
Total external revenues	6,130.4	4,517.0	4,402.9	181.3	172.4	112.5	16.9	10.9	12.6	6,328.6	4,700.3	4,528.0

Turkey

Total revenues generated in Turkey increased by 32% to 5,997.2 million as of December 31, 2007 from 4,545.7 million in 2006 due to higher usage, subscriber growth, appreciation of the TRY against U.S. Dollars and price adjustments of 12.7% on an annual basis.

The segment result of Turkey increased by 56% to $1,928.6 million in 2007 from $1,236.5 million in 2006 due to strong revenue growth coupled with a decrease in direct cost of revenues as a percentage of revenues such as depreciation and amortization, ongoing license fee despite higher sales and marketing and administrative expenses.

Total revenues of our Turkey segment for the year ended December 31, 2006, increased 3% to $4,545.7 million from $4,434.4 million in 2005. The increase in revenues is mainly due to the growth in subscriber base, improved usage, and the contribution of our consolidated subsidiaries in our betting business despite the 7% depreciation of TRY against U.S. Dollars on average terms as well as the dilutive impact of prepaid subscribers in 2006.

The segment results of Turkey for the year ended December 31, 2006 increased 15% to $1,236.5 million from $1,071.0 million in 2005. Main reason for the increase is lower interconnection fees as a result of lower tariffs imposed by the Telecommunications Authority for Avea outgoing calls effective from July 2006 and lower tariffs set by the new agreement between us and Vodafone effective from May 24, 2006, decrease in ongoing license fee despite the increase in revenues due to amendment in our license agreement regarding the definition of gross revenue, and lower depreciation and amortization expenses mainly due to the fully depreciated fixed assets.

Ukraine

Astelit, in which we hold a 55.0% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”. Since its inception in February 2005, Astelit has worked on establishing network coverage to provide high quality services in Ukraine. As of December 31, 2007, Astelit had established more than 4,426 base stations to ensure a rapid roll-out of its infrastructure, which currently covers approximately 91.4% of the Ukrainian’s population. “life:)” was the first in the market to introduce EDGE and GPRS services, which provide the highest data transfer speed available in the GSM network. Astelit has also focused on establishing brand awareness and values as well as growing its subscriber base. Through its distribution channel of approximately 35,040 sales points and high brand recognition in the Ukrainian market, Astelit’s subscriber base grew 57% to 8.8 million by the end of December 31, 2007 from 5.6 million in 2006. In 2007, segment revenue of Ukraine increased by 189% in 2007 to $254.0 million from $87.9 million in 2006, mainly due to the increase in its customer base.

The segment results of Ukraine improved by 30% to a loss of $108.0 for the year ended December 31, 2007, from a loss of $154.9 in 2006, mainly due to the increase in subscriber base despite higher operational costs such as interconnection costs due to higher volume of calls to other operators.

Astelit’s subscriber base grew 124% to $5.6 million by the end of December 31, 2006 from 2.5 million in 2005 and as a result, segment revenue of Ukraine increased by 93% in 2006 to $87.9 million from $45.6 million in 2005.

Although segment revenue of Ukraine increased, the segment results of Ukraine decreased by 45% to a loss of $154.9 million for the year ended December 31, 2006 from a loss of $106.8 million in 2005 mainly due to an increase in subscriber acquisition costs and advertisement expenses. In order to promote Free Life Tariffs and encourage dealers and distributors to buy scratch cards and starter packs, outdoor advertising, corporate communication expenses and selling expenses have been increased. As a result, a lower segment result was achieved in Ukraine in 2007.

The Turkish Republic of Northern Cyprus

Kibris Telekom, a wholly owned subsidiary, started providing its subscribers in the Turkish Republic of Northern Cyprus with services on August 3, 1999. Kibris Telekom has increased its range of services provided based on mobile voice and data transfer and quality, thus increasing the number of its subscribers the level of its investments over the years. As of December 31, 2007, the number of Kibris Telekom’s subscribers was 0.3 million.

Segment revenue of the Turkish Republic of Northern Cyprus increased 23% to $89.9 million as of December 31, 2007, from $73.3 million in 2006 mainly due to the increase in the number of subscribers by 9% and the 7% depreciation of TRY against U.S. Dollars on average terms.

Segment results of the Turkish Republic of Northern Cyprus increased 89% to $13.6 million as of December 31, 2007, from $7.2 million in 2006 mainly due to the increase in revenues and decrease in treasury share expenses related to Mobile Communication License Agreement signed by Kibris Telekom on April 27, 2007 under which Kibris Telekom agreed to pay the tax authorities of Turkish Republic of Northern Cyprus an ongoing license fee on monthly basis equal to 15% of gross revenues instead of revenue sharing of 50%.

Segment revenue of the Turkish Republic of Northern Cyprus increased 30% to $73.3 million for the year ended December 31, 2006 from $56.6 million in 2005 mainly due to an increase in the number of subscribers by 9%.

Segment results of the Turkish Republic of Northern Cyprus increased 24% to $7.2 million for the year ended December 31, 2006 from $5.8 million in 2005 mainly due to an increase in revenues.

Betting Business

Our betting business comprises the operations of Inteltek, Bilyoner and Sans Oyunlari. A significant portion of the segment revenue is generated by Inteltek, our 55% owned subsidiary.

Revenues of the betting business increased by 5% to $181.3 million as of December 31, 2007 from $172.4 million, mainly due to the appreciation of the TRY against U.S. Dollars by 9% despite the decrease in commission fees on betting business from 12% to 7% with the renewed contract in 2007.

Revenues of betting business increased by 53% to $172.4 million for the year ended December 31, 2006 from $112.5 million mainly due to the increase in the average number of operational terminals, average number of columns/coupon and brand awareness among the players in 2006. See “Revenues” above for a discussion of the legal status of Inteltek’s license.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

We had 35.4 million GSM subscribers in Turkey, including 29.0 million prepaid subscribers, as of December 31, 2007, compared to 31.8 million GSM subscribers in Turkey, including 26.0 million prepaid subscribers, as of December 31, 2006. During 2007, we added approximately 3.6 million net new Turkish GSM subscribers.

In Ukraine, we had 8.8 million and 5.6 million subscribers as of December 31, 2007 and 2006, respectively. During 2007, we added approximately 3.2 million net new Ukrainian GSM subscribers.

Revenues

Total revenues for the year ended December 31, 2007, increased 35% to $6,328.6 million from $4,700.3 million in 2006. The increase in revenues is mainly due to higher usage, subscriber growth, and appreciation of the TRY against U.S. Dollars, combined with the upward price adjustment of 12.7% on an annual basis as well as the positive impact of our consolidated subsidiaries.

Revenues from communication fees for the year ended December 31, 2007 increased 36% to $5,976.9 million from $4,406.7 million in 2006. The increase in the communication fees resulted from the growth in the subscriber base improved usage, appreciation of TRY against U.S. Dollars combined with the upward price adjustment.

Commission revenues from betting business amounted to $181.3 million for the year ended December 31, 2007, compared to $172.4 million for the year ended December 31, 2006. Although the commission rate on the betting business decreased from 12% to 7% with the renewed contract in 2007, commission income was higher in 2007 as a result of appreciation of the TRY against U.S. Dollars by 9% in 2007.

Direct cost of revenues

Direct cost of revenues increased by 18% to $3,103.4 million for the year ended December 31, 2007 from $2,627.9 million in 2006 mainly due to the increase in interconnection fees, ongoing license fee, wages and salaries, depreciation and amortization, and appreciation of the TRY against U.S. Dollars.

Ongoing license fees and universal fund paid to the Turkish Treasury and to the Turkish Ministry increased 14% to $871.4 million for the year ended December 31, 2007 from $764.7 million in 2006 mainly due to an increase in gross revenue. Ongoing license fee and universal service fund expenses decreased by 2.5 percentage points as a percentage of revenue of which 0.7 percentage point is related to one off ongoing license fee impact on sales discounts of 2006.

Depreciation and amortization charges increased 9% to $793.0 million for the year ended December 31, 2007 from $730.0 million in 2006 mainly due to appreciation of the TRY against U.S. Dollars. The amortization expense for our GSM license and other telecommunication operating licenses was $50.3 million and $58.9 million for the years ended December 31, 2007, and 2006, respectively.

Interconnection and termination costs increased 22% to $434.3 million for the year ended December 31, 2007 from $355.9 million in 2006 due to higher tariffs agreed with Vodafone and 9% appreciation of TRY against U.S. Dollars.

Transmission costs, site costs, information technology, network maintenance expenses and infrastructure cost increased approximately 23% to $183.6 million for the year ended December 31, 2007 from $149.1 million in 2006 mainly due to the increase in transmission and maintenance costs as a result of increased transmission line rent expenses in 2007 compared to 2006. In addition, uncapitalizable antenna site costs and expenses increased 30% to $226.2 million for the year ended December 31, 2007, from $173.4 million in 2006 mainly due to an increase in radio network operations.

Wages, salaries and personnel expenses for technical personnel increased 42% to $194.2 million for the year ended December 31, 2007, from $136.7 million in 2006 mainly due to an increase in bonuses accrued for employees, an increase in number of employees and a periodic increase in salaries.

The cost of Simcards sold increased 16% to $50.4 million for the year ended December 31, 2007 from $43.6 million in 2006, due to recognized impairment on Simcards as a result of decrease in market value of Simcards because of discounts given.

Billing costs increased 22% to $41.2 million for the year ended December 31, 2007 from $33.9 million in 2006 mainly due to the increase in number of subscribers and increase in postage fees.

As a percentage of revenue, direct cost of revenues decreased to 49% for the year ended December 31, 2007 from 56% in 2006. This improvement of 7% points is due to the lower depreciation and amortization expenses (3%), ongoing license fee (2.5%), of which 0.7% is related to an exceptional ongoing license fee impact on sales discounts in 2006, lower interconnect costs (1%) and lower non-revenue based operational expenses (0.4%) as a percentage of revenue.

Gross profit increased to $3,225.2 million for the year ended December 31, 2007 from $2,072.4 million in 2006 mainly due to the growth in the number of subscribers, the increase in usage, price adjustment of 12.7% and decrease in depreciation and amortization expenses, ongoing license fee as a percentage of revenue as discussed above.

Administrative expenses

General and administrative expenses increased 63% to $252.8 million for the year ended December 31, 2007 from $154.9 million in 2006 mainly due to the reversal of income accrual of $15.5 million recognized in 2006 for the fee previously, paid to BNP Paribas for Irancell which was paid back to us in 2007 and an exceptional increase in bonuses paid to employees amounting to $37.6 million and appreciation of TRY against U.S. Dollars. As a percentage of revenues, general and administrative expenses increased to 4% for the year ended December 31, 2007 from 3% in 2006.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 62% to $104.9 million for the year ended December 31, 2007 from $64.9 million in 2006 mainly due to a one time increase in bonuses paid to employees, an increase in number of employees and a periodic increase in salaries.

Bad debt expenses increased 15% to $35.1 million for the year ended December 31, 2007 from $30.5 million in 2006 mainly due to the increase in our revenues. We provided an allowance of $181.8 million and $133.6 million for doubtful receivables for the years ended December 31, 2007 and 2006, respectively, based upon our past experience.

Consulting expenses increased 69% to $28.1 million for the year ended December 31, 2007 from $16.6 million in 2006 mainly due to the consulting services related with the new international investment projects in 2007.

Other expenses, including collection expenses, increased 97% to $84.7 million for the year ended December 31, 2007 from $42.9 million in 2006, mainly as a result of the income accrual of $15.5 million recognized in 2006 for the fee previously paid to BNP Paribas for Irancell.

Selling and marketing expenses

Selling and marketing expenses increased 38% to $1,138.2 million for the year ended December 31, 2007 from $827.5 million in 2006, mainly due to the increased advertising and acquisition expenses as well as retention related campaign costs in an active competitive environment. Appreciation of the TRY against U.S. Dollars also contributed to the increase in selling and marketing expenses during the year. As a percentage of revenues, selling and marketing expenses remained stable at 18% for the years ended December 31, 2007 and 2006, respectively.

Selling expenses, which consist of distributor support, dealer support, and other selling expenses, increased 49% to $501.6 million for the year ended December 31, 2007 from $336.9 million in 2006 in line with the increase in subscriber acquisitions together with the increased dealer and distributor activities and 9% appreciation of the TRY against U.S. Dollars.

Total marketing expenses which consist of advertising market research and customer relations expenses increased 29% to $300.4 million for the year ended December 31, 2007 from $232.4 million in 2006. The increase is mainly stemmed from the increased advertising expenses as a result of enhanced competition.

Prepaid subscribers’ frequency usage fee expenses increased 27% to $202.0 million for the year ended December 31, 2007 from $159.4 million in 2006 due to an increase in the prepaid subscriber base and 9% appreciation of TRY against U.S. Dollars.

Wages, salaries and personnel expenses for selling and marketing employees increased 42% to $95.8 million for the year ended December 31, 2007 from $67.3 million in 2006 mainly due to an increase in bonuses paid to employees, increase in number of employees and periodic increase in salaries.

Results from operating activities

Results from operating activities increased to $1,819.5 million for the year ended December 31, 2007, from $1,091.6 million in 2006 mainly due to the strong revenue growth coupled with a decrease in direct cost of revenues as a percentage of revenue despite higher sales and marketing and administrative expenses.

Net finance income / (expense)

In 2007, we recorded net finance expense of $242.7 million compared to net finance income of $76.0 million in 2006, mainly due to significant increase in translation loss from $41.3 million in 2006 to $460.8 million in 2007.

Finance expense increased 410% to $551.1 million for the year ended December 31, 2007 from $108.0 million in 2006 that was mainly composed of foreign exchange losses of $460.8 million. Foreign exchange losses can be classified into two main categories, the first being realized losses incurred on derivative financial instruments, mainly structured forward contracts, that matured in 2007 amounting to $232.5 million and the second realized and unrealized foreign exchange losses on net foreign exchange position amounting to $228.3 million.

Finance income increased 68% to $308.4 million for the year ended December 31, 2007 from $184.0 million in 2006 as a result of our increased cash balance.

Share of profit of equity accounted investees

Our share of the profit of equity accounted investees was $64.9 million for the year ended December 31, 2007 compared to $78.6 million in 2006. The decrease in net profit of equity accounted investees was mainly due to the accounting impact of A-Tel, which resulted negative effect on share of profit of equity accounted investees line, described below.

Although A-Tel generated net income for the years ended December 31, 2007 and 2006, we have eliminated A-Tel’s revenue that is generated from services rendered to us for the extend of our share in A-Tel, with corresponding elimination from the selling and marketing expenses in our consolidated financial statements. Described consolidated elimination resulted in negative impact on share of profit of equity accounted investees line.

Income tax expense

Income tax expense for the year ended December 31, 2007 was $322.4 million and $413.2 million in 2006. This decrease was due to reduction in the corporate tax rate from 30% to 20% in 2006 which was effective from January 1, 2006 resulting in increase in taxation expenses 2006.

Effective tax rate was 20% and 33% for the years ended December 31, 2007 and 2006, respectively. Differences between effective tax rate and statutory tax rate include, but are not limited to, the effect of tax rates in foreign jurisdictions, tax exempt income, non-deductable expenses or tax incentives not recognized in profit or loss.

According to Article 32 of the New Corporate Tax Law No. 5520, the corporate tax rate was reduced from 30% to 20%. In this respect, corporate income of the companies is subject to corporate tax at the rate of 20%, effective from January 1, 2006.

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

Minority interest

Minority interest in net profit of our consolidated subsidiaries is separately classified in the consolidated statements of operations under the “minority interest” caption. Minority interest decreased to $30.9 million for the year ended December 31, 2007 compared to $42.5 million in 2006 mainly due to the decrease in the net loss generated by our 55% owned subsidiary, Euroasia.

For the year ended December 31, 2007, Euroasia generated a net loss of $167.7 million leading to income from minority interest of approximately $74.2 million. In 2006, the net loss of Euroasia amounted to $198.0 million and resulted in income from minority interest of approximately $89.3 million. Euroasia has generated losses for the years ended December 31, 2007, and 2006, mainly because it is in the start-up stage of its business.

Net profit generated by Inteltek for the year ended December 31, 2007 and 2006 has resulted in expense from minority interest of approximately $42.1 million and $43.8 million, respectively, which has an offsetting effect on the minority income recorded from Euroasia.

Profit for the period attributable to equity holders of the Company

Profit for the period attributable to equity holders of the Company increased to $1,350.2 million for the year ended December 31, 2007 compared to $875.5 million for the year ended December 31, 2006. This increase was mainly due to growth in revenues together with lower operational expenses, despite higher finance expense.

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

Revenues

Total revenues for the year ended December 31, 2006, increased 4% to $4,700.3 million from $4,528.0 million in 2005. The increase in revenues is mainly due to the growth in subscriber base, improved usage, and the contribution of our consolidated subsidiaries despite the 7% depreciation of TRY against U.S. Dollars on average terms as well as the dilutive impact of prepaid subscribers in 2006.

Revenues from communication fees for the year ended December 31, 2006 increased 3% to $4,406.7 million from $4,295.9 million in 2005. The slight increase in the communication fees resulted from the growth in the subscriber base and increased usage despite 7% depreciation of TRY against U.S. Dollars on average terms.

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

Ongoing license fees and universal fund paid to the Turkish Treasury and to the Turkish Ministry decreased 9% to $764.7 million for the year ended December 31, 2006 from $840.7 million in 2005. Despite the increase in our revenues, the amendment in our license agreement regarding the definition of gross revenue, which became effective as of March 10, 2006 led to lower ongoing license fees and universal service fund payments. Based on the law enacted on July 3, 2005 with respect to the regulation of privatization, the gross revenue calculation for the ongoing license fee and universal service fund has been changed. According to this new regulation, accrued interest charged for the late payments, indirect taxes such as VAT, and other expenses are excluded from the calculation of gross revenue. Calculation of gross revenue for the ongoing license fee and universal service fund according to the new regulation was effective after the Danistay’s approval on March 10, 2006.

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

Transmission costs, site costs, information technology, network maintenance expenses and infrastructure cost increased approximately 6% to $149.1 million for the year ended December 31, 2006 from $140.9 million in 2005 mainly due to the increase in transmission, and maintenance costs as a result of the capacity increases in the lines. In addition, uncapitalizable antenna site costs and expenses increased 9% to $173.4 million for the year ended December 31, 2006 from $158.4 million in 2005 mainly due to the increase in radio network operations.

Wages, salaries and personnel expenses for technical personnel increased 7% to $136.7 million for the year ended December 31, 2006 from $127.5 million in 2005 mainly due to periodic increase in salaries and increase in the number of employees.

Roaming expenses increased 44% to $97.1 million for the year ended December 31, 2006 from $67.3 million in 2005 mainly due to the increase in roaming revenue generated from the calls made by our subscribers while outside Turkey, primarily reflecting better economic conditions and the fact that in 2006 we added 62 new roaming operators for GSM in 7 countries, 49 for GPRS in 22 countries, and 68 for active CAMEL technologies in 37 countries which enable our pre-paid subscribers to be able to roam on foreign operators’ networks.

The cost of Simcards sold decreased 12% to $43.6 million for the year ended December 31, 2006 from $49.8 million in 2005, parallel to 13% decrease in the net additions to our subscriber base to 3.9 million subscribers from 4.5 million subscribers for the years ended December 31, 2006, and 2005, respectively.

Billing costs increased 14% to $33.9 million for the year ended December 31, 2006 from $29.7 million in 2005 mainly due to the increase in number of subscribers and an increase in postage fees despite the decreasing effect of costs related to printing of inserts included in bills.

As a percentage of revenue, direct cost of revenues decreased to 56% for the year ended December 31, 2006 from 60% in 2005 mainly due to the amendment in our license agreement regarding the gross revenue definition used in the ongoing license fee and universal service fund calculation and lower interconnection tariffs.

Gross profit increased to $2,072.4 million for the year ended December 31, 2006 from $1,826.4 million in 2005 mainly due to the decrease in ongoing license fee, the growth in the number of subscribers, the increase in usage, and decrease in interconnection costs as discussed above.

Administrative expenses

General and administrative expenses slightly increased 1% to $154.9 million for the year ended December 31, 2006 from $154.0 million in 2005, mainly due to the net effect of increases in bad debt expenses, collection expenses, consulting expenses, wages, salaries, and personnel expenses despite depreciation of TRY against U.S. Dollars and decrease in other expenses. As a percentage of revenues, general and administrative expenses slightly decreased to 3.3% for the year ended December 31, 2006 from 3.4% in 2005.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 18% to $64.9 million for the year ended December 31, 2006 from $55.2 million in 2005 mainly due to periodic increase in salaries and an increase in the number of employees both in Turkey and Ukraine.

Bad debt expenses increased 23% to $30.5 million for the year ended December 31, 2006 from $24.8 million in 2005 mainly due to the increase in our revenues. We provided an allowance of $133.6 million and $149.2 million for doubtful receivables for the years ended December 31, 2006, and 2005, respectively, identified based upon past experience.

Consulting expenses increased 19% to $16.6 million for the year ended December 31, 2006 from $14.0 million in 2005, mainly due to the consulting services related with the new international investment projects.

Other expenses decreased 38% to $28.8 million for the year ended December 31, 2006 from $46.4 million in 2005, mainly as a result of the income accrual of $15.5 million recognized for the success fee previously paid to BNP Paribas relating to GSM license tender on behalf of Irancell which was paid back to us in 2007.

Selling and marketing expenses

Selling and marketing expenses increased 18% to $827.5 million for the year ended December 31, 2006 from $700.5 million in 2005, mainly due to the increase in prepaid subscribers’ frequency usage fees, increased product management and customer relations expenses resulting from intensifying competition and increased dealer and distributor activities. As a percentage of revenues, selling and marketing expenses were 18% and 15% for the years ended December 31, 2006, and 2005, respectively.

Activation fees and sales promotions increased 56% to $336.9 million for the year ended December 31, 2006 from $215.7 million in 2005 mainly due to campaigns initiated during the period parallel to intensified competition, increasing activation and dealer activities.

Total prepaid advertising, market research, product management, customer relations expenses, and prepaid subscribers’ frequency usage fee expenses increased 10% to $282.3 million for the year ended December 31, 2006 from $255.9 million in 2005. The increase in 2006 stemmed mainly from the increase in prepaid subscribers’ frequency usage fees as a result of the increase in the prepaid subscriber base and advertising expenses as a result of enhanced competition.

Total postpaid advertising, market research, product management, customer relations, and call center expenses increased by 9% to $89.2 million for the year ended December 31, 2006 from $81.8 million in 2005, mainly due to advertisement campaigns and activities initiated as a result of increased competition.

Wages, salaries and personnel expenses for selling and marketing employees increased 25% to $67.3 million for the year ended December 31, 2006 from $53.9 million in 2005 mainly due to the increase in the number of employees and a periodic increase in salaries.

Results from operating activities

Results from operating activities increased to $1,091.6 million for the year ended December 31, 2006 from $982.4 million in 2005, mainly due to the increase in revenues and decrease in direct cost of revenues, despite the increase in selling and marketing expenses.

Net finance income / (expense)

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

Share of profit of equity accounted investees

Our share of the profit of equity accounted investees was $78.6 million for the year ended December 31, 2006 compared to $68.2 million in 2005. The increase in net profit of equity accounted investees was mainly due to the increase in Fintur’s net profit to $194.8 million for the year ended December 31, 2006 from $162.3 million for the year ended December 31, 2005.

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

Effects of Inflation

The annual inflation rates in Turkey were 8.4%, 9.7% and 7.7% for the years ended December 31, 2007, 2006 and 2005 respectively, based on the Turkish consumer price index. Turkey ended 2007 with an inflation rate which was more than the double of the Central Bank’s target. Liquidity turmoil in the global markets and the related “credit crunch”, a rise in commodity prices especially in oil and oil related products, and continued uncertainty of food prices were the main reasons for such high inflation. However, with the help of tight monetary policy followed by the Central Bank of Turkey, this effect has been lessened and demand side inflation has been taken under control. The current inflation target set by the Central Bank is 4% with a confidence interval of 2% and 6% for 2008. Service price inflation and continued uncertainty surrounding food prices along with the increase in oil prices are expected to be challenging issues in 2008. For additional information, please see “Item 3.A. Selected Financial Data-Exchange Rate Data” and “Item 3.D. Risk Factors”.

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

Our foreign currency risk management policy is focused on hedging the foreign currency exposures arising from non-TRY denominated liabilities and purchase commitments. Please see “Item 11 Quantitative and Qualitative Disclosures about Market Risk- Exchange Rates and Foreign Currency Exposure”. We hedge our currency risks with forward exchange contracts and options.

New Accounting Standards Issued

New IFRS Accounting Standards

IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for our 2009 consolidated financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by our Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. Currently, we present segment information in respect of business and geographical segments. Adobtion of IFRS 8 is not expected to have any impact on our consolidated financial statements.

IFRIC 11, IFRS 2 Group and Treasury Share Transactions requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for our 2008 consolidated financial statements, with retrospective application required. Adoption of IFRIC 11 is not expected to have any impact on our consolidated financial statements.

Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as a part of the cost of that asset. The revised IAS 23 will become mandatory for our 2009 consolidated financial statements and will not constitute a change in accounting policy for us.

IFRIC 12, Service Concession Arrangements provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession agreements. IFRIC 12 becomes effective for annual periods beginning on or after January 1, 2008. At present, we provide telecommunications services and recognize property, plant and equipment and depreciate on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. We are evaluating the potential effects on our consolidated financial statements.

IFRIC 13 Customer Loyalty Programmes addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programmes for their customers. It relates to customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for our 2009 consolidated financial statements, is not expected to have any impact on our consolidated financial statements.

Revised IAS 1 Presentation of Financial Statements does not change the recognition measurement or disclosure of transactions and events that are required by other IFRSs. The revised standard introduces as a financial statement the “statement of comprehensive income”. The revised standard is effective for annual financial periods beginning on or after January 1, 2009, with early adoption permitted.

IFRIC 14 IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements on such assets. It also addresses when a minimum funding requirement might give rise to a liability. IFRIC 14 is effective for annual periods beginning on or after January 1, 2008, and is not expected to have any impact on our consolidated financial statements.

Revised IFRS 3 Business Combinations made changes to the scope of IFRS 3, revised the definition of business, made some revisions at recognition principles of acquired assets and enhanced the disclosure requirements. The revised standard is effective for annual financial periods beginning on or after July 1, 2009, with early adoption permitted for annual periods beginning on or after June 30, 2007 providing that the entity also applies IAS 27 in the same period.

Revised IAS 27 Consolidated and Separate Financial Statements mainly changes the accounting for non-controlling interest and the loss of control of a subsidiary. The revised standard is effective for annual financial periods beginning on or after July 1, 2009, with early adoption permitted providing that the entity also applies IAS 27 in the same period.

Amendments to IFRS 2 Share-based Payment—Vesting Conditions and Cancellations clarifies the definition of vesting conditions, introduces the concept of “nonvesting conditions”, requires non-vesting conditions to be reflected in grant date fair value and provides the accounting treatment for non-vesting conditions and cancellations. The amendments to IFRS 2 is effective for annual periods beginning on or after January 1, 2009, with early adoption permitted and is not expected to have any effect on our consolidated financial statements.

Amendments to “IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statemnets-Puttable Financial Instruments and Obligations Arising on Liquidation” improve the accounting for particular types of financial instruments that have characteristics similar to ordinary shares but are at present classified as financial liabilities. The amendments will apply for annual periods beginning on or after January 1, 2009, with earlier application is permitted and is not expected to have any effect on our consolidated financial statements.

5.B Liquidity and Capital Resources

Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our GSM network, for operational capital expenditures, for working capital, and to service our debt obligations. In the past, these requirements have been funded largely through supplier financings, bank borrowings, and the issuance of $700 million in bonds by a finance vehicle, Cellco, which issued $300 million of debt securities in July 1998 and $400 million of debt securities in December 1999, and a rights issue. As of December 31, 2007, we do not have any outstanding amounts due related to the Cellco transactions after the extinguishment of the outstanding $400 million senior notes on August 1, 2005.

A summary of our consolidated cash flows for the year ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
US $million
Net cash provided by operating activities	2,156.2	1,854.9	1,072.6
Net cash used for investing activities	(440.5)	(632.5)	(659.2)
Net cash used for financing activities	(255.0)	(395.8)	(347.6)
Net cash increase in cash and cash equivalents	1,737.5	831.5	60.1

Net cash provided by our operating activities for the years ended December 31, 2007 and 2006 amounted to $2,156.2 million and $1,854.9 million, respectively. The increase in 2007 was primarily due to the increase in net income.

Net cash used for investing activities for the years ended December 31, 2007 and 2006 amounted to $440.5 million and $632.5 million, respectively. Total investments in investees and other investments was $163.4 million for the year ended December 31, 2006 including the acquisition of A-Tel, whereas it is nil in 2007. For the year ended December 31, 2007, we spent approximately $783.1 million for capital expenditures compared with $604.8 million in 2006. Of the $783.1 million in capital expenditures, approximately $400 million was related to capital expenditures made by Turkcell for our GSM network in Turkey. Total capital expenditures made by Astelit were $206.0 million for the year ended December 31, 2007. Interest received has been increased to $250.4 million by $88.9 million from $161.5 million as a result of the increased cash balance in 2007.

In 2008, we plan to spend approximately $800 million operational expenditures, excluding potential 3G capital expenditures in Turkey, in core, access and service network. As for Ukraine in 2008, we expect to spend approximately $250 million on capital expenditures.

Our capital expenditures (in $ millions) by geographical segments are as follows:

	Turkey	Ukraine	Turkish Republic of Northern Cyprus	Total
2007	540.2	206.0	36.9	783.1
2006	391.7	200.2	12.9	604.8
2005	495.6	270.5	6.5	772.6

Our capital expenditures (in $ millions) by business segments are as follows:

	Telecommunications	Betting	Other operations	Total
2007	759.4	1.3	22.4	783.1
2006	594.5	3.3	7.0	604.8
2005	749.5	4.5	18.6	772.6

The net cash used for financing activities for the years ended December 31, 2007 and 2006, amounted to $255.0 million and $395.8 million, respectively. In 2007, we made a $457.6 million dividend payment whereas we made a $342.2 million dividend payment in 2006. Transaction costs for the long term and short term project financing of Astelit utilized in 2005 was paid in 2006. Therefore, transaction costs related to loans and borrowing decreased by $51.3 million.

Source of liquidity

Our loans from financial institutions consist of local and international bank borrowings with either fixed or variable interest rates. Significant portion of our bank borrowings are utilized to finance our consolidated subsidaries’ financing needs. All of loans are EUR or U.S. Dollar denominated. The interest rates vary from Euribor + 0.7% to Euribor + 0.8 % for the loans denominated in EUR and Libor + 0.6% to Libor + 2.3% for the loans denominated in U.S. Dollar. The loans are payable from year 2008 to 2012.

The ratio of our loans and borrowings to equity was 13% as of December 31, 2007 compared to 16% as of December 31, 2006. The effect of the decrease on our gearing ratio is related to increase in our equity due to profit generated in 2007. We have been able to maintain our gearing at a satisfactory level and well in line with our targets

On February 26, 2007 we put in place a $3 billion unsecured syndicated Term Loan facility to be utilized for potential investments, but we canceled this facility on May 29, 2007, because we did not foresee any immediate financing need for a particular project within the time frame during which the committed facility would be available. Our efforts to selectively seek and evaluate new international investment opportunities continue. These opportunities could include the purchase of licenses and acquisitions in markets outside of Turkey in which we currently do not operate. We may reinitiate our efforts for a financing arrangement such as a term loan facility in the future in case of need.

In connection with the Iranian project, we had transferred funds to East Asian Consortium BV (“Eastasia”) which was formed for the purpose of the Iranian project, in the form of capital as required by the license terms set by the Iranian Telecom Authority. From February 2006, Eastasia became 100% owned by Turkcell. Prior to February 2006, Eastasia was 85% owned by Turkcell and 15% owned by Ericsson Turkey. These funds remained unutilized due to unresolved license issues. In order to reutilize these funds, on June 21, 2006, we obtained a new loan from West LB A.G. in the amount of EUR 80.0 million (equivalent to $117.5 million as of December 31, 2007) with a term of 2 years and at a rate of Euribor plus 0.75% with an early pre-payment option in return for a restricted deposit in the same amount by Eastasia. The loan amount was paid before its maturity on January 24, 2008.

On December 30, 2005, Astelit, together with ING Bank N.V. (“ING Bank”) and Standard Bank London Ltd. (“Standard Bank”), finalized a syndicated long term project financing of $390.0 million. $368.7 million of that facility had been utilized.

By the end of 2006, we decided to take over all or a portion of the rights and obligations of Astelit’s senior creditors, who may decline to participate in the facilities following the implementation of new restructuring. On April 19 2007, Astelit sent a letter accompanied by a term sheet, to ING Bank, the Facility Agent. With this term sheet, Astelit proposed restructuring of the senior syndicated facility and notified that in case of some or all of the creditors did not consent to the proposed amendments, Turkcell would purchase the loans and commitments held by such non-consenting creditors. Since the creditors did not consent to the proposed amendments, Astelit repaid the lenders under the syndicated long term project financing on June 27, 2007, through borrowings from Financell, a wholly owned subsidiary. Depending upon market conditions and its financial performance, Astelit will redeem loans to Financell within the 18 months following June 27, 2007 through a new financing package.

In addition, as part of the project financing package, a long term junior facility of up to $150.0 million (including interest amounting to $24.0 million) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank T.A.S. Malta Branch. The junior facility is fully guaranteed by us. This facility has been fully utilized as at December 31, 2007.

Significant portions of our loans are borrowed by Financell. In accordance with the financing agreements with HSBC Bank Plc, we shall not cease our control on Financell and there shall not be a change of control. In the event of any such case, the creditor reserves the right to terminate the facility.

As at December 31, 2007, the Group is not subject to any financial covenants or ratios with respect to its borrowings.

Under the current assumptions and circumstances, we expect to generate temporary cash to maintain our strong cash position and positive free cash flow in the GSM business in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow and our strong cash balance as of December 31, 2007. Our commitments through 2008 include the repayment of approximately $647.7 million for debt obligations, dividend payment, withholding tax payment for the income belonging to year 2007, quarterly corporate tax payment on the income belonging to year 2008 and capital expenditures including the 3G license fee payment.

We are engaged in negotiations with Al Mashreq Investment Fund to acquire a majority stake in Syriatel, the leading GSM operator in Syria. No assurance can be given that these negotiations will be successful and that we will acquire a majority stake in Syriatel. If this acquisition is made, we would intend to finance the acquisition through bilateral bank loans assuming that the conditions of such loans are acceptable by us. However, we may use our strong cash position to finance part or all of the acquisition if conditions of loans are not acceptable.

The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this Annual Report.

Important factors that may adversely affect our projections include general economic conditions, change in the competitive environment, developments in the domestic and international capital markets, increased investments, and changes in telecommunication regulations. Please see “Item 3.D. Risk Factors” for a discussion of these and other factors that may affect our projections.

Investment Incentive Certificates and Carry Forward Issues

In 1993, 1997, 2000, 2001, 2004, and 2005, the Turkish Treasury approved investment incentive certificates for a program of capital expenditures made by us and our subsidiaries in our mobile communications operations, call center operations, and betting games operations. Such incentives entitle us to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporate tax purposes, but these deductions were subject to withholding tax at a rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax). However, on April 8, 2006, in line with the changes in corporate tax law, amendments were made to regulations governing investment incentives. Accordingly, tax payers have been granted an option to use the tax benefits of investment incentive certificates given that they file tax returns at 30% corporate tax rate, or file tax returns at 20% corporate tax rate (which is the new corporate tax rate effective from January 1, 2006) without using the tax benefits of investment incentive certificates. We preferred to use the tax benefit of investment incentive certificates which provides 0.2% net benefit on corporate taxes. As of December 31, 2007, investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $5.4 billion in qualifying expenditures as defined in the certificates. As of December 31, 2007, we had unused tax benefit carry forwards under the certificates of approximately $0.1 million ($3.7 million as of December 31, 2006) which can be carried forward until December 31, 2008. The certificates are denominated in TRY. However, approximately $0.04 billion of qualifying expenditures through December 31, 2007 ($0.5 billion as of December 31, 2006) under the certificates are indexed against future inflation.

According to the Income Tax Law which was published in Official Gazette on April 8, 2006, the investment allowance application has been abolished effective from January 1, 2006. However, the law allows taxpayers to utilize their investment allowance rights obtained under the scope of the previous provisions only from their income generated in the years 2006, 2007 and 2008.

The deductible temporary differences do not expire under current tax legislation in Turkey and does not allow us to file tax returns on a consolidated basis. We can carry forward tax losses for the five years beginning from the consecutive year the tax loss is generated with respect to our operations in Turkey and Turkish Republic of Northern Cyprus. The Budget Law enacted for 2007 in Ukraine disallowed carry forward tax losses accumulated before January 1, 2006. Beforehand, the companies in Ukraine could carry forward losses indefinitely.

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

In June 2006, we and SCM (the other shareholder of Astelit) have committed to contribute an aggregate amount of $150.0 million to Astelit in proportion to our respective shares as required by the lenders of the syndicated loan to obtain a waiver letter for breaches of financial covenants. We have made contributions to capital increase of Astelit in August 2006, November 2006, and January 2007, in three tranches amounting to $27.5 million each.

In March 2007, we and SCM decided to contribute on a pro-rata basis an additional aggregate amount of $300 million to the capital stock of Euroasia in four equal installments of $50 million during 2007. Eurocorp did not participate in this capital increase. The four installments were paid in March 2007, May 2007, July 2007 and September 2007. After the execution of the final installment, our effective interest in Euroasia increased to 55.0% as of December 31, 2007.

In December 2007, we and SCM have decided to contribute to the share capital of Euroasia in an aggregate amount of $200 million in three tranches, first two tranches of each $50 million, and one tranche of $100 million in exchange for shares in the capital of Euroasia, whereby we and SCM shall make such contribution proportionate to their shareholding in Company at the time of each capital contribution. For a description of and additional information regarding our funding and commitments in relation to Astelit, please see “Liquidity and Capital resources—Liquidity—Sources of Liquidity”.

General Economic Conditions

Despite the recession fears in the world, Turkey is still a growing country even though it gives the signals of the deceleration in its growing pace in the last quarter in 2007; however that doesn’t mark a fundamental softening in economic activity yet. No doubt that Turkey’s economical activity will be dependent on the deepness and the duration of the recession in the world, however it might be expected to be more resilient with its strong growth trend.

Credit Ratings at December 2007 are noted below:

Standard & Poor’s	BB
Fitch	BB
Moody’s	Ba2

Any further upgrades from the ratings agencies may allow us to lower the cost of borrowing for any future indebtedness in the domestic and international debt and capital markets. Conversely, any ratings downgrade may limit our future access to debt and capital markets and increase the cost of borrowing.

In addition, Fitch and Moody’s assigned local currency ratings as BBB- and Ba2, respectively in 2008.

There are no prepayment covenants in our financial contracts that would be triggered by changes in our credit ratings.

Dividend Payments

We have adopted a dividend policy, which is set out in our Corporate Governance Guidance. As adopted, our general dividend policy is to pay dividends to shareholders with due regard to trends in our operating performance, financial condition, and other factors. Our Board of Directors intends to distribute cash dividends in an amount of not less than 50% of our lower of distributable profit based on the financial statements prepared in accordance with the accounting principals accepted by the CMB or statutory records, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of us, compliance with Turkish law and regulations and the approval of, or amendment by, our Board of Directors and the General Assembly of Shareholders.

On March 2, 2007, our Board of Directors decided to make a proposal to the General Assembly for distribution of a total net cash dividend of TRY 567.0 million (equivalent to $486.8 million and $411.9 million as at December 31, 2007, and March 23, 2007, respectively) (which constitutes 65% of distributable income for the year ended December 31, 2006). The distribution of dividends was approved at the General Assembly Meeting held on March 23, 2007, and cash dividend distribution was started on April 16, 2007.

	Amount per share (TRY in full)*	Total (TRY Million)	USD equivalent (Million) December 31, 2007
Dividend in cash	0.2577453	567.0	486.8

*	Amount of per share figure is computed over 2,200,000,000 shares.

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

On February 27, 2008, our Board of Directors decided to make a proposal to the General Assembly for distribution of a total net cash dividend of TRY 648.7 million (equivalent to $557.0 million as at December 31, 2007) (which constitutes 50% of distributable income for the year ended December 31, 2007). This dividend proposal is to be evaluated and decided upon at the Ordinary General Assembly of Shareholders to be held on April 25, 2008.

Our 2007 profit calculated in accordance with CMB accounts is TRY 1,758.6 million (equivalent to $1,509.9 million as at December 31, 2007) whereas the 2007 commercial profit after tax; calculated in accordance with the Turkish Commercial Law is TRY 1,902.1 million (equivalent to $1,633.1 million as at December 31, 2007) and based on the CMB regulations, the lower of the two profits, which is TRY 1,758.6 million (equivalent to $1,509.9 million as at December 31, 2007) shall be taken as the basis for the dividend distribution calculation.

	Amount per share (TRY in full)	Total (TRY Million)	USD equivalent (Million) December 31, 2007
Dividend in cash	0.294870	648.7	557.0

*	Amount of per share figure is computed over 2,200,000,000 shares.

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

5.C Research and Development, Patents and Licenses, etc.

We have not had any technology activities for the last three years. We own no patents. We own 1 utility model that we have obtained from a third party. As of December 31, 2007, we have registered 356 trademarks under applicable Turkish trademark legislation and applied for the registration of 76 additional trademarks. As of December 31, 2007, we own 2 registered industrial designs under the applicable Turkish legislation on protection of industrial designs.

As of March 10, 2006, we opened a technology center which brings together all our research and development operations in a single location. We further advanced our research and development operations in 2007 with the establishment of a wholly owned, indirect subsidiary, Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), on April 2, 2007, to carry out our research and development activities. The activities of the technology center are expected to include the following:

Partnership software development, customization and/or integration of software products of suppliers through the service and product development processes; and

Developing network infrastructure strategies in a fast evolving information-communication technologies world; and designing short and long term technology road maps for our operations.

As of December 31, 2007, our R&D Center has a staff of around 185 qualified people among whom 19% have masters degrees and 2% have a Ph.D. degree. Additionally, 47 experts work as contractors.

5.D Trend Information

Changing Subscriber Base

Our revenues are impacted by the increasing proportion of prepaid subscribers in our subscriber base. The proportion of prepaid subscribers in total gross additions was 89%, 90% and 90% in 2007, 2006 and 2005, respectively. Trends indicate that prepaid subscribers have more control on their usage pattern than postpaid subscribers. We expect that for the foreseeable future, the proportion of prepaid subscribers in total gross additions will remain also high. In 2008, we believe that our revenues will continue to grow at a slower pace compared to 2007 due to the global macro economic environment, a downward trend in consumer sentiment, expected GDP growth rates in Turkey, the local regulatory environment, an expected increase in the prepaid subscriber base with a resulting dilutive impact on ARPU and Mou, an increase in churn due to higher acquisition costs, pricing pressure and MNP. In addition to this, we expect an increase in sales and marketing expenses due to an increase in loyalty programs and selling expenses.

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

We routinely enter into operating leases for property in the normal course of business. At December 31, 2007, there were no commitments and contingent liabilities in material amounts arising from such operating leases.

At December 31, 2005, we had $5.4 million outstanding guarantees given on behalf of Digital Platform Iletisim Hizmetleri AS (“Digital Platform”) which were related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks. These guarantees were released on February 27, 2006 when the loans of Digital Platform were repaid.

Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2007.

	Amount of contingent liability expiration per period
	Total amount committed	Remaining commitment at December 31, 2007	Indefinite*	Less than one year	1 – 3 years	3 – 5 years	Over 5 years
USD million
Bank Letters of Guarantee	208.9	208.9	81.5	126.4	1.0	—	—

*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2007, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to custom authorities, private companies and other public organizations amounting to $208.9 million.

We have fully guaranteed the $150 million long-term junior facility of Astelit. See “5Item 5.B. Liquidity and Capital Resources—Sources of Liquidity”.

5.F Tabular Disclosure of Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2007.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
(U.S. Dollar Million)
Loans and borrowings(*)	838.3	647.6	22.1	168.6	—
Finance Lease Obligations	0.1	0.1	—	—	—
Total Contractual Cash Obligations	838.4	647.7	22.1	168.6	—

*	includes undiscounted interest

	Amount of Commitment
Other Commercial Commitments	Total	Less than 1 year	1 - 3 years	3 - 5 years
(U.S. Dollar Million)
Purchase Obligations	139.6	93.8	45.8	—
Digital Platform Sponsorship and advertising	63.8	18.0	45.8	—
Ericsson—GSM Equipment	21.8	21.8	—	—
Nokia Siemens Networks Ukraine LLC	44.7	44.7	—	—
Other	9.3	9.3	—	—
Total commercial commitments	139.6	93.8	45.8	—

On December 23, 2005, we signed a restructuring framework agreement with Digital Platform in order to restructure our receivables from Digital Platform. As an integral part of this restructuring framework agreement, we committed to purchase sponsorship and advertisement intermediary services from Digital Platform amounting to $108.0 million excluding VAT until July 15, 2011. Our outstanding purchase obligations with respect to these agreements as at December 31, 2007, amounts to $63.8 million (December 31, 2006: $81.8 million) excluding VAT.

Purchase obligations in relation to GSM equipment arise from GSM equipment supply and service contracts signed by Astelit with Ericsson AB and Nokia Siemens Networks Ukraine. As of December 31, 2007, Astelit’s purchase commitment is $66.5 million.

We engaged with a construction company for construction of a building in Gebze Teknokent for a consideration of $9.6 million. We had paid $0.3 million to the Company within the scope of this agreement as of December 31, 2007.

5.G Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

Board Members

Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management. The Articles of Association provide for a Board of Directors consisting of seven members.

The following table sets forth the name of each member of our Board of Directors, who all serve for terms of three years. Our Articles of Association provide for a staggered Board of Directors. However, as a result of prior resignations and interim appointments, five of the members of our Board of Directors have been appointed, or reappointed, for three year terms beginning on May 22, 2006, with the remaining two appointed during 2007.

Name	Date appointed to the Board of Directors
Mehmet Emin Karamehmet (Chairman)	May 22, 2006
Mehmet Bulent Ergin	April 29, 2005
Tero Erkki Kivisaari*	May 14, 2007
Aimo Eloholma**	August 22, 2007
Oleg Malis	May 22, 2006
Alexey Khudyakov	May 22, 2006
Colin J. Williams	May 22, 2006

*	Mr. Erdal Asim Durukan, who served as a member of our Board of Directors, resigned from the Board of Directors as of May 14, 2007.
**	Mr. Anders Igel, who served as a member of our Board of Directors, resigned from the Board of Directors as of August 22, 2007.

Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. The following table sets forth the name and office of each member of our Corporate Executive Team.

Name	Office
Sureyya Ciliv	Chief Executive Officer
Serkan Okandan	Chief Financial Officer
Ilter Terzioglu	Chief Network Operations and Regulations Officer
Cenk Bayrakdar	Chief Service and Product Development Officer
Selen Kocabas	Chief Business Support Officer
Cenk Serdar	Chief Value Added Services Officer
Lale Saral Develioglu	Chief Marketing Officer
Levent Burak Demiralp	Chief Sales Officer
Emre Sayin	Chief Corporate Business Officer
Ekrem Yener	Chief Enterprise Business Officer
Tayfun Cataltepe	Chief Corporate Strategy and International Expansion Officer
Koray Ozturkler	Chief Corporate Affairs Officer

Biographies

Board Members

Mehmet Emin Karamehmet, age 64, was first appointed as the Chairman of the Board of Directors on September 30, 1993. He is also the Chairman of the Board of Directors of Cukurova Holding, BMC, Cukurova Havacilik, Noksel and a member of the Board of Directors of Cukurova Insaat Makinalari A.S. Mr. Karamehmet attended Dover College, Kent, England.

Mehmet Bulent Ergin, age 59, was first appointed as a member of the Turkcell Board of Directors on April 29, 2005. After having taken responsibility in Hochtief AG’s First Bosphorus project and Tekfen A.S.’s Iraq-Turkey pipeline project, Mr. Ergin worked in various positions at Cukurova Group Companies. He held a managerial position at Cukurova Ithalat ve Ihracat T.A.S. and as a board member in Maysan A.S., as well as Baytur Trading S.A. Currently, Mr. Ergin is the Chairman of the Board of Directors of Denizcilik Nakliyati A.S., Show TV, and Aksam Gazetesi. Mr. Ergin majored in Civil Engineering at Robert College, Turkey.

Tero Erkki Kivisaari, age 35, was first appointed as a member of the Board of Directors on May 14, 2007. Currently, Mr. Kivisaari is President of TeliaSonera in Eurasia since May 1, 2007 and the Chairman of the Board of Directors of Fintur Holdings B.V. Previously Mr. Kivisaari has served as the chief financial officer and vice president of TeliaSonera in Eurasia. Mr. Kivisaari has served as an associate professor of finance at the Helsinki School of Economics and holds an MBA in finance.

Aimo Eloholma, age 58, was appointed to the Board of Directors on August 22, 2007. Mr. Eloholma joined TeliaSonera in 1974 and held management and executive positions in data communications, sales and marketing, business development and corporate planning, and international operations. Currently, he is the Head of International Business Support in TeliaSonera Eurasia, Chairman of the Board of Directors in Megafon and member of the Board of Directors in Fintur. He also served as a non-executive board member of Turkcell in 2003-2004. He holds a Master of Science in Electrical Engineering from Helsinki University of Technology and has also studied Economics and Business Administration.

Oleg Malis, age 33, was appointed to the Board of Directors on May 22, 2006. He is also Senior Vice President of Altimo. Mr. Malis began working for Altimo in 2005. Between 2003 and 2005 Mr. Malis was Senior Vice President and M&A Director at Golden Telecom. Before joining Golden Telecom, Mr. Malis founded Investelectrosvyaz and Corbina Telecom. Mr. Malis holds a degree in Systems Engineering from Moscow State Aviation Technological University.

Alexey Khudyakov, age 37, was appointed to the Board of Directors on May 22, 2006. He is also a Vice President at Altimo. Prior to his appointment to Altimo, Mr. Khudyakov held a Vice President position with Alfa Bank, managing the bank’s investments in Golden Telecom and Kyivstar. He also worked for the Moscow office of McKinsey & Co. from 1998 to 2002. Mr. Khudyakov holds a Master of Business Administration degree from INSEAD and a Master’s degree in Applied Mathematics and Physics from the Moscow Institute of Physics and Technology. He is a non-executive board member of Turkcell. He is also an Observer Member of the Audit Committee of Turkcell’s Board of Directors. Mr. Khudyakov was named to the Audit Committee in reliance on Rule 10A-3(b)(1)(iv)(D) under the Exchange Act of 1934.

Colin J. Williams, age 66, was appointed to the Board of Directors on May 22, 2006. He serves as a Voting Member and Chairman of the Audit Committee of Turkcell’s Board of Directors. He is also Supervisory Director and Chairman of the Supervisory Board of Treofan, a packaging film company, with activities in Europe, North America and South Africa. He is a non-Executive Director and Voting Member of the Audit and Remuneration Committees of Yule Catto, a chemical intermediates company; Chairman of Clondalkin and Chair of the Audit and Remuneration Committees of Clondalkin, a consumer and industrial packaging company; chairman of Kloeckner Pentaplast, a consumer and industrial plastic packaging company . From January 2001 to December 2004, Mr.Williams served as President of SCA, North America, which is active in the packaging sector, personal care and paper tissue products. He was a long-term board member and Vice Chairman of ICCA, the International Corrugated Packaging Institution, the European Federation of Packaging and the Federation of Paper Producers (CEPI). Mr.Williams is the founding President of Propak Europe and was a board member of the Greater Philadelphia Chamber of Commerce between 2002 and 2004. From 1988 to 2001, Mr.Williams was the President of SCA Packaging , prior to which he served as the Managing Director of Bowater, a corrugated packaging company, for four years. From 1978 to 1984, he was first the Sales Director and then the General Manager of Chicopee in the Netherlands, a non-woven fabrics company of Johnson & Johnson. Mr. Williams holds an MBA degree in finance from NYU and holds an M.Sc. degree in physical chemistry.

Executive Officers

Sureyya Ciliv, age 49, was appointed as the Chief Executive Officer of Turkcell on January 9, 2007. He served as the CEO of several rapidly-growing multinational high-technology companies so far and has extensive experience in marketing and sales. Since 2000, Mr. Ciliv has held several executive positions in Microsoft Global Sales, Marketing and Service Group in the USA. From 1997 to 2000, he was the Country General Manager of Microsoft Turkey in Istanbul. Mr. Ciliv co-founded Novasoft Systems Inc. in Boston, USA, where he was both the CEO and the Chairman of the Board between 1987 and 1997. Sureyya Ciliv received his MBA degree from Harvard University in 1983. He has Industrial & Operational Engineering and Computer Engineering degrees from the University of Michigan, where he had graduated with honors.

Serkan Okandan, age 38, joined Turkcell in 2000. Since January 1, 2006, he is the Chief Financial Officer of Turkcell. Prior to this appointment, he was the Financial Control and Reporting Division Head of Turkcell. Mr. Okandan started his professional career at PricewaterhouseCoopers in 1992. He then worked for DHL and Frito Lay as a Financial Controller. Serkan Okandan is a graduate in Economics from Bosphorus University.

Ilter Terzioglu, age 41, joined Turkcell in 2003 and since April 1, 2006 he is the Chief Network Operations and Regulations Officer. Prior to this position, he was Business Strategies, Regulation and Risk Consolidation Division Head in Turkcell. Ilter Terzioglu started his career at Carnoud Metal Box and later worked as Assistant General Manager at Ericsson, Superonline and Show TV. Mr. Terzioglu is a graduate in Economics from Istanbul University.

Cenk Bayrakdar, age 39, started working for Turkcell in 2002 and since April 1, 2006 he is the Chief Service and Product Development Officer. Prior to his appointment, he was Content Services and Partnering Management Division Head in Turkcell. Mr. Bayrakdar started his career in Arcelik and also worked at Corbuss and Turktell as a Business Development Manager. Cenk Bayrakdar is a graduate of Istanbul Technical University, Department of Electronic Communications. He holds a master’s degree in Industrial Engineering from Texas A&M University.

Selen Kocabas, age 39, joined Turkcell in 2003 and since May 1, 2003, she is the Chief Business Support Officer in charge of human resources, corporate information systems, procurement and contract management, and administrative issues. Mrs. Kocabas started her professional career as a Management Trainee at Koc Holding, Mrs. Kocabas later worked as Human Resources Expert at Arcelik, then as a Human Resources Coordinator at Marshall for five years, followed by Danone Sa where she worked for four years as Human Resources Director and was responsible for founding the water and milk companies, establishing the proper structure and deploying optimum human resources. Selen Kocabas is a graduate of Economics from Istanbul University. She also obtained a master’s degree in Human Resources Management from Marmara University.

Cenk Serdar, age 39, joined Turkcell in 2005 and since August 8, 2005, he is the Chief Value Added Services Officer. Prior to this appointment, Mr. Serdar was the General Manager of Mapco, a subsidiary of Turkcell. Cenk Serdar started his career as a lecturer at the Wharton School, University of Pennsylvania and later held several senior managerial posts in the areas of technology, finance and automotive at Superonline, Dogan and Dogus Groups. Cenk Serdar is a graduate of the Industrial Engineering Department of Bilkent University. He also holds a master’s degree in business administration from the Wharton School, University of Pennsylvania.

Lale Saral Develioglu, age 39, joined Turkcell in 2003 and since June 19, 2006 she is the Chief Marketing Officer of the company. Prior to this position, she was the Individual Marketing Division Head of Turkcell. Starting her career at Unilever, Lale Saral Develioglu served as Marketing Manager of Unilever in various markets. She is a graduate from the department of Industrial Engineering of Bogazici University. She also holds a master’s degree in Management Engineering from Rensselear Polytechnic Institute, New York.

Levent Burak Demiralp, age 43, joined Turkcell in 1998. Since June 19, 2006 he is the Chief Sales Officer of the company. Before joining Turkcell, Mr. Demiralp was the General Manager of Global, a subsidiary of Turkcell. Prior to that, he served as the Head of the Sales and Customer Relations Division at Turkcell. Levent Burak Demiralp, who started his career at Pinar Sut, also worked as the Marketing Manager of Piyale Maktas. Mr. Demiralp is a graduate of Business Administration from Gazi University.

Emre Sayin, age 40, joined Turkcell in 2007. Emre Sayin is Turkcell’s Chief Corporate Business Officer and is responsible for the Corporate Solution Centers, worked for Evyap Pazarlama ve Tic A.Ş. as the Deputy Manager in charge of Marketing in 2005-2006 and for Kodak A.Ş. as the General Manager in 2002-2005. Prior to that Emre Sayin was the chief marketing officer for Microsoft Turkey between 1999-2002. Sayin worked as the marketing and category manager of Unilever Turkey between 1992-1999. Emre Sayin is a graduate of Bosphorus University’s Department of Industrial Engineering and holds a Master’s degree in Systems and Industrial Engineering at Rutgers University.

Ekrem Yener, age 46, joined Turkcell in 2007. Ekrem Yener is Turkcell’s Chief Enterprise Business Officer. Prior to joining Turkcell, he worked for Aysu Diş Tic A.Ş. and Digital Equipment A.Ş. as a sales manager during the period 1991-1998 before becoming the Ankara Regional Manager of Microsoft Türkiye in 1998. Assigned as Microsoft’s Deputy General Manager in charge of Marketing in 2002, Yener has been working as the Deputy General Manager in charge of Business and Strategy Development since 2004. A 1982 graduate of the Istanbul Technical University’s (ITU) Department of Metallurgical Engineering, Yener received a Master’s Degree in Material Sciences from the UC at Berkley in 1986 and in High Level Marketing Management from the Kellogg University in 2002.

Tayfun Cataltepe, age 46, joined Turkcell in 2007. Mr. Çataltepe is Turkcell’s Chief Corporate Strategy and International Expansion Officer. After graduating from Electronic Engineering Department of the Bosphorus University, Mr. Çataltepe received his MBA from Michigan Technology University and his degree of doctor from the California University. From 1990 to 1998, he worked as a Research and Development Engineer in the Bell Laboratories. In 1998 he was hired by AT&T as the IP Network and Service Planning projects manager, where he worked until 2003. Following AT&T, he started to work in Aycell as the Deputy General Manager in charge of Technical Operations and was promoted to Deputy General Manager in charge of AVEA Network Operations in 2004 and held this position until 2006 when he became responsible for the European Telecom Sector Post Merger and Acquisition Corporate Integration Services at Ernst & Young.

Koray Ozturkler, age 44, joined Turkcell in 1998 and since April 9, 2008 he is the Chief Corporate Affairs Officer in charge of corporate communications, investor relations and EU relations. Prior to this appointment he was the Investor relations division head in Turkcell. Mr. Ozturkler started his career in the USA at Accenture Consulting where he worked as a consultant in the telecommunications sector from 1990 to 1994. Mr Ozturkler then continued his career in Yapi Kredi Bank as a Change Program Director between 1994-1998 and then joined Turkcell as the Director of International Business Development. Mr. Ozturkler has been the Division Head of Investor Relations at Turkcell since 2002. Mr.Ozturkler received his MBA degree in 1990 after graduating from Mercer University.

6.B Compensation

The compensation of the Board of Directors is resolved by the shareholders at general assemblies. The Board, upon the recommendation of the Corporate Governance Committee together with its own determinations, should decide on a proposal to the General Assembly whether board members will be remunerated and if such is the case, the form and amount of compensation to be paid to the board members. In our Extraordinary General Assembly held on September 21, 2007, it was decided to pay our Board members, except for independent board members, for whom a monthly payment had been set as annual compensation to €100,000 in our General Assembly dated May 22, 2006, an annual compensation amounting to $60,000 during the period they serve as board members and commencing from the date of the Extraordinary General Assembly.

For the year ended December 31, 2007, we paid an aggregate of approximately $12.4 million to our executive officers including: indemnities, salaries, bonuses and other benefits. In 2006, we paid an aggregate of approximately $3.9 million to our executive officers including: indemnities, salaries, bonuses and other benefits. Furthermore, we do not maintain any profit sharing, pension or similar plans.

We have Directors and Officers Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is $40 million, and there are a number of insurers, each covering a different layer of the policy. The Directors and Officers Liability insurance is London based, but it is provided through two insurance companies in Turkey, Genel Sigorta A.S. and AIG Sigorta A.S. In 2006 we paid a premium amounting to approximately $1.3 million, and in 2007 we paid a premium of approximately $693 thousand. The policy will expire on August 26, 2008, and we will consider its renewal based on the terms and conditions offered.

6.C Board Practices

Under the Turkish Commercial Code and our Articles of Association, our Board of Directors is responsible for our management. The Articles of Association provide for a Board of Directors consisting of seven members. The members, each serve for a term of three years. None of the members of the Board of Directors have entered into a service agreement with us.

For more information on our directors and the period during which each director has served on the board, see “Item 6.A. Directors and Senior Management.”

Our Board of Directors has adopted the Turkcell Corporate Governance Guidelines, the Audit Committee Charter, the Corporate Governance Charter and the Corporate Governance Secretariat Terms of Reference. The principal provisions of the guidelines are available on our website, www.turkcell.com.tr.

Committees of the Board of Directors

The Audit Committee

We are required under Turkish laws and regulations, US securities laws and regulations and the rules of the New York Stock Exchange (“NYSE”) to have an audit committee of the Board of Directors appointed from among the members of the Board of Directors. Our audit committee has two members: Mr. Colin J. Williams and Mr. Alexey Khudyakov (non-voting observer member). As required by the CMB Communiqué Serial:X No: 19 (since June 12, 2006, Communiqué Serial:X No: 22) which is binding upon public companies in Turkey, Mr. Williams and Mr. Khudyakov are non-executive members of our Board of Directors. Mr. Williams chairs the audit committee and is considered independent under the US Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the US Securities and Exchange Commission, the applicable rules of the NYSE and the CMB Corporate Governance Principles. Mr. Khudyakov is an “observer member” on the audit committee and is not considered independent under the US Sarbanes-Oxley Act of 2002 and rules promulgated thereunder. On January 26, 2007 the CMB informed Turkcell that Alexey Khudyakov’s current status, as an “observer member” on the audit committee does not satisfy the requirements under Article 25, “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently so that our Company can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive board member and have initiated a lawsuit before an administrative court seeking to suspend the execution and to annul the decision of the CMB with respect to Mr. Khudyakov. If our position in this matter does not ultimately prevail over that of the CMB, our compliance with the listing requirements of The New York Stock Exchange could be called into question, to the extent that the relevant rules of The New York Stock Exchange are based on home country compliance. In this case, remedial action could be required.

Under the provisions of the Turkish Commercial Code, the Board of Directors must be responsible, as a whole, for all decisions and cannot delegate responsibility to committees of the Board. As a consequence, parallel to the Swiss Code, committees in Turkish law merely have a “decision-shaping”, rather than “decision-taking” role. Additionally, as per a decision of the Board of Directors, the responsibility of the audit committee members is also considered as a joint responsibility of all board members.

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

6.D Employees

From our formation in 1993, we have grown from approximately 90 employees to 2,875 employees as at December 31, 2007. Due to our customer growth and the increasing need for competent employees, we focus on the quality of our recruitment. The following table sets forth the number of employees by activity employed by us at December 31, 2005, 2006 and 2007.

	2007	2006	2005
Turkcell
Marketing and Sales(1)	—	—	728
Marketing(1)	183	146	—
Sales(1)	491	451	—
Finance	204	196	138
Operations	—	—	1,393
Service & Product Development(2)	669	665	—
Network Operations & Regulations(2)	791	718	—
Business Support	322	333	279
VAS Management	98	111	113
CEO Office	92	99	32
International Investment Coordination	14	26	42
Investments(3)	11	6	—
Local Investment Coordination	0	0	3
Turkcell Group Support(4)	—	—	90
Subtotal	2,875	2,751	2,818
Subsidiaries
Kibris Telekom	152	118	101
Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S.	4,766	3,239	2,969
Turkcell Kurumsal Satis ve Dagitim Hizmetleri A.S	11	0	0
Corbuss	0	0	0
Turkcell Teknoloji Arastirma ve Gelistirme A.S	63	0	0
Sans Oyunlari Yatirim Holding A.S	1	0	0
Turktell Bilisim Servisleri A.S.	1	2	2
Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S.	132	127	114
Limited Liability Company Astelit(4)	1,420	1,709	1,432
Tellcom Iletisim Hizmetleri A.S.	173	43	21
Kule Hizmet ve Isletmecilik A.S	30	0	0
Bilyoner Interaktif Hizmetler A.S.	33	19	19
Subtotal	6,782	5,257	4,658
Total	9,657	8,008	7,476

(1)	As of April 1, 2006, Marketing & Sales has been separated into two functions to ensure more dedicated concentration on each function.
(2)	As of February 1, 2006, the Service & Product Development, Network Operations & Regulations has been separated into two functions to ensure more dedicated concentration on each function.
(3)	As of September 1, 2006, Investments has been established to make sure that the local and international Turkcell Group Companies are managed with an integrated manner in alliance with Turkcell’s vision, strategy, business standards and ethics.
(4)	To increase our business effectiveness and our adaptation to change and by taking management excellence principles into consideration, Turkcell Group Support Divisions have been moved into the CEO Office as of September 1, 2006.

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

6.E Share Ownership

The aggregate amount of shares owned by our board members and senior officers as of April 1, 2008, was 78,983, which amount is less than 1% of our outstanding shares. No individual board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth our major shareholders’ ordinary share ownership representing approximately 70.62% of our company’s capital. The following information is as of April 1, 2008.

Name and Address of Owner	Nominal TRY Value of Shares Owned(1)	Percent of Class
Sonera Holding B.V.(2)	287,632,179.557	13.07%
P.O. Box 8675
NL 3009 AR Rotterdam
The Netherlands

Cukurova Holding A.S.(3)	91,195,509.429	4.15%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15,
80620, Levent, Istanbul, Turkey

Turkcell Holding A.S.(4)	1,122,000,000.238	51.00%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15
80620, Levent, Istanbul, Turkey

Turkiye Genel Sigorta A.S.(3)	1,558,452.599	0.07%
Meclisi Mebusan Cad.,
No: 91 80040, Salipazari, Istanbul, Turkey

Bankrupt Bilka Bilgi Kaynak Ve Iletisim San.ve Tic. A.S .	153,999.575	0.01%
Cumhuriyet Cad. No: 16 Kat: 2 Oda: 2
Sisli, Istanbul, Turkey

M.V. Holding A.S.(5)	51,021,712.590	2.32%
K.V.K. Plaza Bayar Cad., Gulbahar Sok.
No: 14 81090 Kozyatagi, Istanbul, Turkey

Shares Publicly Held	646,438,146.012	29.38%

(1)	On April 29, 2005, the General Assembly approved a revaluation of our ordinary shares from TL 1,000 to TRY 1. The revaluation resulted in the formation of fractional shares, which have not yet been merged into whole ordinary shares. Therefore, we give the nominal value of the ordinary shares owned rather than the units or fractional units thereof.
(2)	Controlled by TeliaSonera.
(3)	Controlled by Cukurova Group.
(4)	Controlled indirectly by the Cukurova Group and Alfa Telecom (through its Altimo subsidiary).
(5)	Controlled by Murat Vargi.

As of March 12, 2008, Turkcell had 85,131,415 ADRs outstanding held by 43 registered ADR holders. To the best of our knowledge, as of March 31, 2008, in accordance with the loan agreements signed between our shareholders and various banks, 60,124,379.642 of our shares having a nominal value of TRY 60,124,379.642 have been pledged by our shareholders as security in favor of such banks.

On June 23, 2006, a pledge was established in favor of SDIF over 16,000,000 Turkcell shares, each having a nominal value of TRY 1 in connection with a Share Certificate Pledge and Subordinate Pledge Agreements signed between SDIF and Cukurova Holding A.S., an appropriate annotation regarding the pledge has been made in the share book of Turkcell.

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

The pledge right which was established on our shares owned by Cukurova Holding A.S., in connection with the Share Certificate Pledge Agreement dated September 27, 2005, signed between Cukurova Holding A.S. and SDIF and the Subordinate Pledge Agreement dated September 28, 2005, signed between Cukurova Holding A.S. and Yapi ve Kredi Bankasi A.S. (“YKB”), on 17,626,227.756 units of our shares, each having a nominal value of TRY 1 has been removed from the Share Book of Turkcell through a resolution of our Board of Directors on February 21, 2007.

On May 11, 2007 our Board of Directors approved a resolution for the blank endorsement of 11,000,000 shares, each having a nominal value of TRY 1, and held by MV Holding A.S. for their transfer and assignment pursuant to paragraph “m” of Article 9 of the Istanbul Stock Exchange Quotation Regulation.

On May 11, 2007 our Board of Directors also approved a resolution for the blank endorsement of 9,218,606.390 of our shares, each having a nominal value of TRY 1, and held by MV Investment N.V. for their transfer and assignment pursuant to paragraph “m” of Article 9 of the Istanbul Stock Exchange Quotation Regulation.

Also on May 11, 2007, 1,781,393.610 registered shares, which were owned by M.V. Investments N.V. and previously endorsed in blank for circulation on the Istanbul Stock Exchange in parts on April 21, 2004 and October 21, 2004, were listed among publicly held shares.

It was understood from the announcement of Cukurova S.A., which was sent to the Istanbul Stock Exchange on July 16, 2007, that Cukurova Holding A.S. and Cukurova Investments N.V. sold and transferred some of our shares to JP Morgan Securities Ltd. for sale to foreign investors. This transaction’s total nominal value was TRY 74,782,937.

A pledge right on some of our shares owned by Cukurova Holding A.S. was established in favor of YKB as per the financial restructuring agreement signed on September 28, 2005, between YKB and Cukurova Holding A.S. We were informed by Cukurova Holding A.S. that the aforementioned pledge has been removed. Accordingly, the pledge annotation in our Share Book with a total nominal value of TRY 21,197,403.690 was cancelled on August 22, 2007.

It has been understood from the announcement of Cukurova Holding A.S. which was sent to the Istanbul Stock Exchange on July 16, 2007, that 7,598,502.084 units of these shares (6,991,406.768 units of registered shares and 607,095.316 units of shares which were already endorsed in blank) have been transferred and assigned to JP Morgan Securities Ltd. by Cukurova Holding A.S. in order to be sold to investors residing abroad. Our board of directors resolved to approve the circulation of our shares in the total nominal value of TRY 6,991,406.768 through the blank endorsement of these shares.

A pledge right on some of our shares owned by Cukurova Investments N.V. was established in favor of YKB as per the financial restructuring agreement signed on September 28, 2005, between YKB and Cukurova Holding N.V. As per the letter sent by YKB to Cukurova Holding A.S., the latter informed us that the aforementioned pledge has been removed. Accordingly, the pledge annotation in our Share Book with a total nominal value of TRY 67,184,434.916 was cancelled on August 22, 2007.

It has been understood from the above mentioned letters and the announcement of Cukurova Holding A.S. which was sent to the Istanbul Stock Exchange on July 16, 2007 that 67,184,434.916 units of shares

(64,494,842.514 units of registered shares and 2,689,592.402 units of shares which were already endorsed in blank) have been transferred and assigned to JP Morgan Securities Ltd. by Cukurova Investments N.V. in order to be sold to investors residing abroad and our Board of Directors resolved on August 22, 2007 to approve the circulation of our shares in the total nominal value of TRY 64,494,842.514 through the blank endorsement of these shares.

On December 18, 2007 our Board of Directors approved a blank endorsement of 16,494,257.660 shares held by MV Investments N.V. and 22,000,000 shares held by MV Holding A.S., each having a nominal value of TRY 1 per share, for their transfer and assignment pursuant to paragraph “m” of Article 9 of the Istanbul Stock Exchange Quotation Regulation.

On the basis of publicly available information (Form 13D filings), Alfa Group, which previously held, indirectly, 13.2% of our shares, has as of January 2008 transferred control over 50% of these shares to Nadash. On the same basis, we understand that Alfa Group owns 49% of Nadash.

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

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of our principal Simcard distributors, is a Turkish company, which is affiliated with some of our shareholders. In addition to sales of Simcards and scratch cards, we have entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for our services in newspapers. The objective of these agreements is to promote and increase handset sales with our prepaid and postpaid brand Simcards, thereby supporting the protection of our market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in our market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation. The total amount of Simcard and scratch card sales to KVK Teknoloji in 2007 amounted to $627.1 million.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing of our prepaid systems. A-Tel is a 50-50 joint venture between us and SDIF. A-Tel acts as our only dealer for Muhabbet Kart (a prepaid card), and receives dealer activation fees and Simcard subsidies for the sale of Muhabbet Kart. In addition to sales of Simcards and scratch cards, through an extensive network of newspaper kiosks located throughout Turkey, we have entered into several agreements with A-Tel for sales campaigns and for subscriber activations. The total amount of Simcard and scratch card sales to A-Tel in 2007 amounted to $141.2 million.

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

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of our principal shareholders, the Cukurova Group. Digital Platform acquired the broadcasting rights for Turkish Super Football League by the tender held on July 15, 2004, until May 31, 2008, and the broadcasting rights were extended until May 31, 2010 with a new agreement dated May 5, 2005. On December 23, 2005, we signed a “Restructuring Framework Agreement” with Digital Platform. The agreement includes the restructuring of our receivables from Digital Platform amounting to $71.2 million as of December 31, 2007 and sponsorship and advertisement services that we will utilize on Digital Platform infrastructure. Under the agreement, Digital Platform commits to pay amounts due to Turkcell through July 15, 2011 along with the interest in cash and advertisement services. According to the “Restructuring Framework Agreement” and in the context and as an integral part of the agreement, we committed to purchase sponsorship and advertisement from Digital Platform amounting to $99.8 million excluding VAT until July 15, 2011. We also have an agreement related to the corporate group SMS services that we offer to Digital Platform, and an agreement for call center services provided by one of our subsidiary, Global. The total amount of call center service fees and interest charges from Digital Platform was approximately $16.8 million in 2007.

Agreements with Millenicom Telekomunikasyon Hizmetleri A.S.:

European Telecommunications Holding AG (“ETH”), whose majority shares are owned by Cukurova Group, holds the majority shares of Millenicom Telekomunikasyon Hizmetleri A.S. (“Millenicom Telekomunikasyon”). Millenicom Telekomunikasyon is rendering and receiving call termination and international traffic carriage services for and from us. In 2007, the total amounts charged by and charged to Millenicom Telekomunikasyon were $11.1 million and $12.4 million, respectively.

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of our principal shareholders, Cukurova Group. We entered into a media purchasing agreement with ADD on January 23, 2002, which expired on December 31, 2002 and was further extended to December 31, 2003. In 2004 and 2005, the agreement was revised again with similar terms. On September 1, 2006 a revised agreement was signed with ADD and the validity period of the agreement has been extended to August 31, 2008. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties regarding the formation of media purchasing strategies for both postpaid and prepaid brands. Additionally, ADD is a party of the sponsorship and advertisement agreements which are an integral part of the “Restructuring Framework Agreement” signed between us and Digital Platform. The contract prices were determined according to prevailing market prices for media purchasing. The total amount charged by ADD in 2007 amounted to $167.5 million.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Cukurova Group, one of our principal shareholders. We have entered into invoice printing and archiving agreements with Hobim under which Hobim provides us with scratch card printing services, monthly invoice printing services, and manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin. The total amount charged by Hobim related to these contracts in 2007 amounted to $17.2 million.

Agreements with Baytur:

The principal shareholder of Baytur, a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among us, Baytur and the land owner, which is a governmental organization, on October 19, 2004. The agreement amount is $39.7 million. During 2007, Baytur settled its obligation in respect of the project and we wholly paid the remaining contract amount to Baytur in 2007. In 2007, we paid $5.1 million to Baytur within the scope of this contract.

Betting SA:

Betting SA is incorporated under the laws of Greece and owned by one of the major shareholders of Inteltek. Inteltek signed a service agreement with Betting SA on March 11, 2004 to receive consultancy services including monitoring operations, providing continuous evaluation of betting, maximizing game revenues of fixed odds betting, and operating fixed odds betting games in an efficient manner with integrity and security. In 2007, the total amount charged by Betting SA related to this agreement was $8.7 million (2006: $16.0 million).

Agreements with Kyivstar:

The Alfa Group, a minor shareholder of us, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar. In 2007, the total amounts charged by and charged to Kyivstar were $36.1 million and $40.2 million, respectively.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited consolidated financial statements as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, are included at “Item 18. Financial Statements.”

Legal Proceedings

For a discussion of the various claims and legal actions in which we are involved, please see Note 31 (Contingencies) and Note 34 (Subsequent Events) to our consolidated financial statements in this Form 20-F.

Dividend Policy

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

In 2007, we distributed a cash dividend of TRY 567,039,784 from our 2006 distributable income of TRY 1,270,352,019 to our shareholders. The cash dividend was distributed to our shareholders from April 16, 2007 and amounted to TRY 0.2577453 per ordinary share.

On February 27, 2008, our Board of Directors resolved the following dividend distribution proposal which is expected to be approved by the Ordinary General Assembly Meeting to be held on April 25, 2008. The resolution reads as follows:

1.

As a result of the activities of our Company, pertaining to the period between January 1, 2007 and December 31, 2007, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the CMB Communiqué Serial: XI numbered 25, named “Communiqué Regarding the Accounting Standards in Capital Markets”, is TRY 1,758,625,233 and the commercial after tax profit calculated according to the provisions of the Turkish Commercial Code is TRY 1,901,863,845.

2.	After tax profits, calculated in accordance with Article 36 of the CMB Communiqué Serial: XI numbered 20, named “Communiqué on Principles Regarding Financial Reporting in Hyperinflationary Periods”, modified by the CMB Communiqué Serial: XI numbered 26, is TRY 1,758,625,233.

3.	TRY 1,392,521,095, calculated by subtracting the total profits of our Company’s subsidiaries and affiliated companies, which have not passed a shareholders’ resolution regarding dividend distribution or are not subject to distribution despite such resolution, amounting to TRY 366,104,138, shall be taken as the basis for dividend distribution.

4.	In accordance with the CMB Communiqué Serial IV No: 27 on “Principles Regarding Distribution of Dividends and Interim Dividends To Be Followed by the Publicly Held Joint Stock Corporations Subject to Capital Market Law” and within the framework of Article 466 of the Turkish Commercial Code (TCC), 5% of the commercial after tax profit of TRY 1,901,863,845 shall be set aside as the first legal reserve, which amounts to TRY 95,093,192.

5.	TRY 1,297,427,903 is the basis for dividend distribution by the Company, pertaining to the year 2007, which is the difference between TRY 1,392,521,095, as stated in the consolidated financial reports of the Company and TRY 95,093,192, which is the first legal reserve amount, as mentioned hereinabove and TRY 1,301,935,368 calculated by adding TRY 4,507,465 which is the aggregate amount of donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

6.	TRY 206,387,074, which is 20%, the percentage declared by the CMB as the minimum dividend distribution percentage for the year 2007, of the first dividend basis, amounting to TRY 1,301,935,368 shall be distributed as the first cash dividend, and the secondary reserve amounting to TRY 53,871,395 shall be separated from the rest of the net distributable current year profit,

a. The total amount of TRY 648,713,951, which shall be distributed in cash, will be distributed as follows:

•	TRY 1,687,150 from extraordinary reserves,

•	TRY 647,026,801 from previous years profits,

b. As the total amount of TRY 648,713,951 which is stated above and which shall be distributed in cash, has been obtained by the investment incentive utilized within the scope of the investments made during the period prior to April 24, 2003 and investment allowance withholding has been calculated on the same amount in this regard, it shall be distributed without any withholding tax deductions,

c. In this respect, an amount of TRY 0.2948699, net and gross, shall be paid in cash equally to our shareholders for each share, having a nominal value of TRY 1 (One New Turkish Lira).

The aggregate net amount of cash dividend payment shall be TRY 648,713,951.

7.	TRY 1,243,556,508 which is the remaining distributable profit after the cash dividend distribution shall be:

a. Regarded as extraordinary reserves and set aside within the Company.

b. As the total of such amount, transferred to the 2008 financial year as extraordinary reserves, has been obtained by the investment incentive, utilized within the scope of investments made during the period prior to April 24, 2003 and investment allowance withholding has been calculated on such amount, no withholding tax deductions shall be applicable on such amount in case such amount will be subject to redistribution.

8.	TRY 366,104,138, the aggregate profit of the Company’s subsidiaries and affiliated companies, which is not subject to distribution, shall be left within the Company as the extraordinary reserve.

9.	Cash dividend payment to our Company’s shareholders shall commence on May 20, 2008 and shall continue for 15 days in Istanbul Head Office, Ciftehavuzlar, Izmir and Ankara branches of Finans Yatirim Menkul Degerler A.S. and also in Central Registry Agency located at Suzer Plaza Askerocagn Cad. No: 15 K: 2 34367 Elmadag – Sisli Istanbul and shall be made in exchange of the dividend share denominations for the year 2007.

Annual profits are calculated and distributed in accordance with our articles of association after deduction from our annual revenues of all expenses, depreciation, taxes, required reserves and any losses from the previous years.

As per CMB regulations, dividend distributions of publicly held companies since the accounting period ended on December 31, 2005 are regulated as follows:

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

The CMB determined that for the accounting period ended December 31, 2007, the minimum dividend distribution rate should be at least 20% of the total distributable dividend. This distribution can be in cash or in the form of bonus share distribution, or both in cash and in the form of bonus share distribution, provided that it will not be less than 20% of the total distributable dividend. The amount of dividend to be distributed shall be resolved in the general assembly meetings of the companies.

To the extent we declare dividends in the future, we will pay those dividends in New Turkish Lira. In the case of ordinary shares held in the form of ADSs, dividends will be converted into U.S. Dollars by the depositary for the ADSs, to the extent it can do so on a reasonable basis, and will be distributed to the holders of the ADSs. Because exchange rates between the New Turkish Lira and the U.S. Dollar fluctuate continuously, a holder of ADSs will be subject to currency fluctuation generally, but particularly between the date on which dividends are declared and the date dividends are paid. Under current Turkish regulations, dividends or other distributions paid in respect of the ordinary shares or ADSs generally will be subject to withholding taxes. See “Item 10E. Taxation.”

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

As of January 1, 2005, the Republic of Turkey adopted the New Turkish Lira (“TRY”). One New Turkish Lira is equal to 1,000,000 Turkish Lira. 2005 was a transition period during which both TRY and TL were freely used. However, as of the beginning of 2006, TRY is now the only legal currency in Turkey. In order to comply with this new legal and economic environment, it was decided at our Annual General Assembly held on April 29, 2005, to amend the nominal value of our ordinary shares and define our ordinary shares in TRY by amending Article 6 of our Articles of Association. Upon such amendment, the nominal value of one Company ordinary share, which was previously TL1,000, became TRY 1, which is also equal to 1 unit on the Istanbul Stock Exchange. This revaluation of our ordinary shares resulted in the formation of fractional shares, which have not yet been merged into whole ordinary shares. Therefore, in general, we give the nominal value of the ordinary shares owned rather than the units or fractional units thereof.

ADSs are traded on the NYSE under the symbol “TKC”, and currently two ADS’s represent five of our ordinary shares. Our ordinary shares are traded on the Istanbul Stock Exchange under the symbol “TCELL.” The ADSs are evidenced by American Depositary Receipts (“ADRs”), issued by Morgan Guaranty Trust Company of New York, as Depositary under a Deposit Agreement, executed in July 2000, among us, Morgan Guaranty Trust Company of New York and registered holders from time to time of ADRs. ADRs were first issued in July 2000. On April 29, 2005, we modified the ratio of our ordinary shares per American Depositary Share from 2,500 ordinary shares per ADS to a new ratio of two ADS’s to five shares in connection with the redenomination of the Turkish Lira and the change of the nominal value of the Turkcell ordinary share.

Beginning from January 1, 2006, capital gains realized without meeting a one year holding period are subject to a withholding tax in Turkey. As of July 7, 2006, a provision was added to article 1/a of the Code numbered 5527 stating that foreign-based taxpayers, natural persons and corporations are subject to 0% tax. See “Item 10.E. Taxation”.

The table below sets forth, for the periods indicated, the reported high and low closing quotations (as extracted from Bloomberg) on NYSE and Istanbul Stock Exchange. All quotations have been adjusted to take into account all dividends we have issued in the form of shares.

	New York Stock Exchange ($ per ADS)(1)		Istanbul Stock Exchange (TRY per Ordinary Share)
	High	Low	High	Low
Annual information for the past five years
2007	29.73	12.70	13.90	6.42
2006	16.14	9.72	8.00	5.13
2005	13.41	10.22	7.06	4.92
2004	12.13	5.42	5.75	2.70
2003	6.03	2.47	2.98	1.56
Quarterly information for the past two years 2007
First Quarter	14.80	12.70	7.63	6.42
Second Quarter	16.93	13.21	8.85	6.65
Third Quarter	21.87	15.40	10.40	8.40
Fourth Quarter	29.73	21.07	13.90	10.10
2006
First Quarter	16.14	12.95	8.00	6.31
Second Quarter	15.84	10.06	7.15	5.13
Third Quarter	13.30	9.72	7.44	5.84
Fourth Quarter	14.72	12.24	7.63	6.09
Monthly information for most recent six months
November	27.50	23.18	13.70	10.90
December	29.73	26.46	13.90	12.70
January	27.47	22.16	13.00	10.20
February	26.91	21.31	12.30	10.00
March	25.31	20.89	12.20	10.40
April (as of April 1, 2008)	22.81	21.92	11.6	11.6

(1)	Share prices have been revised to reflect the ADR ratio change for our American Depositary Receipt (ADR) program, which became effective on April 29, 2005. In connection with the redenomination of the Turkish Lira and the change of the nominal value of the Turkcell ordinary share, the Turkcell ADR ratio was changed from the existing ratio of one (1) ADS to two thousand five hundred (2,500) ordinary shares to a new ratio of two (2) ADS’s to five (5) tradable shares.

Fluctuations in the exchange rate between the Turkish Lira and the U.S. Dollar will affect any comparisons of ordinary share prices and ADS prices.

On April 1, 2008, the closing price per ordinary share on the Istanbul Stock Exchange was TRY 11.6 and per ADS on the NYSE was $22.50.

The Depositary confirmed that we had 77,332,465 ADRs outstanding as of the close of business December 31, 2007. We had 87,821,009 ADRs outstanding as of the close of business April 1, 2008.

9.B Plan of Distribution

Not applicable.

9.C Markets

Our ADSs are traded on NYSE under the symbol “TKC” and our ordinary shares are traded on the Istanbul Stock Exchange under the symbol “TCELL.”

9.D Selling Shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A Share Capital

Not applicable.

10.B Memorandum and Articles of Association

General

We are registered in the Istanbul Trade Registry. Our trade registry number is 304844. Our object and purpose are regulated under Article 3 of our Articles of Association. We are incorporated primarily for the provision of telephone, telecommunication and similar services in compliance with the Telegraph and Telephone Law No. 406 and services stated in the bid of our GSM Pan Europe Mobile Telephone System.

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

Compensation

Any compensation payable to board members shall be determined by our general assembly. The Board of Directors has no authority to determine compensation. On May 22, 2006, the general assembly decided to only compensate our independent board member in the yearly net amount of €100,000. In our Extraordinary General Assembly held on September 21, 2007, it was decided to pay our Board members, except for independent board members, for whom a monthly payment had been set in our General Assembly dated May 22, 2006, a monthly compensation amounting to $5,000 during the period they serve as board members and commencing from the date of the Extraordinary General Assembly.

Borrowing Power

So far as the relevant provisions of Turkish law allow, the board members can exercise our powers to borrow money or give any form of guarantee or obligation relating to us or any third party. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly.

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

Dividend Distribution and Allocation of Profits

Our Board of Directors recommends annual dividends, which then must be approved by our shareholders at their annual general assembly. Dividends are payable on a date determined at the annual general meeting upon the proposal of our Board. Under current rules, the Board of Directors may decide whether or not to recommend a distribution of dividends and our shareholders at our annual general meeting may decide whether or not to distribute dividends in any year. Under the current CMB rules, the ratio of the first dividend must be specified in the articles of association but for the dividend distribution to be made with regard to year 2007, the minimum dividend should be 20% of the net profit remaining after deduction of statutory reserve fund, taxes, funds, financial payments, and losses accrued from preceding years, if any, from the profit of such fiscal period. As per CMB rules, dividends may be distributed to shareholders in cash or bonus shares or, upon the general assembly’s decision, may be retained by the company. The CMB is entitled to request a publicly held company to distribute its dividends in cash, provided that such request is served before the agenda of the general assembly meeting is published. Under the CMB rules, if a public company decides not to distribute the first dividend, the corresponding amount shall be set aside as a special reserve. Accordingly, we may freely determine the amount of dividends to be distributed, subject to the requirements of our articles, the CMB and the Turkish Commercial Code.

Any cash dividend distribution must be completed by the end of the fifth month following the fiscal year, unless decided otherwise by the CMB. Dividends are payable in cash or by transfer to an account of the shareholder with a bank in Turkey against delivery to our office in Turkey of the relevant dividend coupon attached to the share certificate representing the relevant shares. If dividends are distributed in the form of bonus shares by means of a bonus issue, the registered value representing the bonus shares shall be transferred to the shareholders’ accounts no later than six months after the end of the fiscal year, unless decided otherwise by the CMB. Entitlement of shareholders to dividends remains in effect for a period of five years following the date of the general assembly approving such distribution, after which time they are transferred to the Turkish government.

Part of our remaining net profit may be distributed to our shareholders as a second dividend or retained by us as retained earnings, all at the discretion of our general assembly. As per our articles of association and the TCC, we deduct 10% from the amount of any distributions made as a second dividend and add it to a contingency reserve fund.

For further details regarding our dividend policy see “Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

Transfer of Shares

Subject to the limitations described below, shares may be sold and transferred by endorsement and delivery. In practice, shares in registered form traded on the ISE are represented by the share certificates endorsed in blank, enabling such shares to be transferred as if they were in bearer form. As per the amendment in the Capital Markets Law and a new communiqué issued by the CMB in this respect, our Company’s shares traded at the Istanbul Stock Exchange were dematerialized as of November 2005.

Legal and actual dematerialization of the share certificates has commenced on November 28, 2005.

Beginning from November 28, 2005, it is prohibited for companies registered on the Istanbul Stock Exchange to issue new share certificates, in consideration of rights issues or bonus issues. The new shares arising out of capital increases shall be transferred to the accounts of the rightful owners by registration.

It is obligatory for share certificates that are not dematerialized and that are kept physically by their rightful owners to be delivered to us or to an authorized stock broker for their registration with the “Central Registry Agency” that is under the control and supervision of the CMB, by December 31, 2007.

According to an announcement of the Central Registry Agency and the CMB in a letter dated January 30, 2008, the financial rights attached to share certificates, which were not delivered by December 31, 2007, shall be monitored in a dematerialized manner at the Central Registry Agency from that date onward and any rights related to management shall be exercised by Central Registry Agency, in accordance with the Temporary 6th Article of the Turkish Securities Exchange Act. In case of delivery of the share certificates by the rightful owners to the Turkish Clearance House through us after December 31, 2007, the financial rights of such rightful owners, which are monitored in a dematerialized manner Central Registry Agency, shall be transferred to their accounts.

According to the principles of the letter, financial rights that are formed after December 31, 2007 in respect of shares that remain in physical form shall be paid to the rightful owner after the shares are dematerialized. Furthermore, after December 31, 2007, such rights will not allow the holder to attend or vote at shareholders’ meetings. As of any meeting date, the votings rights associated with any shares that have not yet been dematerialized are held by the Central Registry Agency, and the power to attend or not will be exercised by the Central Registry Agency.

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

Under the Amending Law, all authorities of the Turkish Ministry relating to concession or license agreements or general permissions were transferred to the Telecommunications Authority. Furthermore, under the Authorization Regulation Regarding Telecommunication Services and Infrastructure Regulation, the Telecommunications Authority must be notified in case of any share transfers within one month of the transfer of shares at the latest and in the event that the share transfer results in change in control, such transfer of our shares by any of our shareholders should be realized with the written permission of the Telecommunications Authority.

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

Significant Differences in Corporate Governance Practices

Matters related to corporate governance in Turkey are regulated by the Turkish Commercial Code (“TCC”) enacted in 1956 and the regulations and communiqués of the CMB of Turkey (the “CMB”), the regulatory and supervisory authority, both of which are binding upon publicly held companies. In addition, corporate governance practices in Turkey are also guided by the Corporate Governance Principles of the CMB (the “CMB Principles”), which took effect on a comply-or-explain basis beginning January 1, 2004. Effective from 2005, the CMB has required listed companies to incorporate in their annual reports a “Corporate Governance Compliance Report” which compares the CMB Principles to the Corporate Governance principles under which the Company operates. This report is posted on our website, www.turkcell.com.tr.

Below is a summary of the significant differences between our corporate governance practices and those that would apply to US companies under the NYSE corporate governance rules:

NYSE Corporate Governance Rule for US Issuers	Our Practice as a Foreign Private Issuer
Listed companies must have a majority of independent directors.	The CMB Principles require that at least one third of board members (and in any case at least two members) be independent according to the criteria set forth therein. We currently have one member of our Board of Directors that is deemed to meet the “independence” standards of both the SEC and the CMB Principles. This member of our Board of Directors does not meet the independence standard set forth in the NYSE corporate governance rules, except for NYSE Rule 303A.06, and does not constitute a majority of our board.

The non-management directors of each company must meet at regularly scheduled executive sessions without management.	Turkish law does not make any distinction between management and non-management directors. Members of the board who are not also members of management do not meet in regularly scheduled executive sessions.

NYSE Corporate Governance Rule for US Issuers	Our Practice as a Foreign Private Issuer

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

Our audit committee has two members, in accordance with Turkish practice: Mr. Colin J. Williams and Mr. Alexey Khudyakov. Mr. Williams chairs the committee and is considered independent under the US Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the US Securities and Exchange Commission, the applicable rules of NYSE and the Turkish CMB Corporate Governance Principles. Mr. Khudyakov is an observer on the audit committee and is not considered independent under the US Sarbanes-Oxley Act of 2002 and rules promulgated thereunder. On January 26, 2007 the Turkish CMB informed Turkcell that Alexey Khudyakov’s current status, as an “observer member” on the audit committee does not satisfy the requirements under Article 25, “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently so that our Company can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive board member and have initiated a lawsuit before an administrative court seeking to suspend the execution and to annul the decision of the CMB with respect to

NYSE Corporate Governance Rule for US Issuers	Our Practice as a Foreign Private Issuer
Mr. Khudyakov. The administrative court ultimately dismissed our suit in February 2008. In March 2008, we appealed before the Council of State.

Mr. Williams and Mr. Khudyakov are non-executive board members as required by the CMB Communiqué Serial:X No: 19 (since June 12, 2006, Communiqué Serial:X No: 22) which is binding upon public companies in Turkey. Under Turkish law, our entire Board of Directors is responsible for all decisions; as a result the audit committee’s duties are advisory. Pursuant to Turkish law, our external auditor is nominated by the Board of Directors upon advice of the audit committee and approved by our general assembly of shareholders.

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

NYSE Corporate Governance Rule for US Issuers	Our Practice as a Foreign Private Issuer
Listed companies must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	We are not required specifically by the CMB Principles, to adopt corporate governance guidelines. However, our Board of Directors has adopted Corporate Governance Guidelines and posted a summary on its official website www.turkcell.com.tr. Our corporate governance guidelines largely cover the subjects requested by the NYSE corporate governance standards except director qualification standards and director compensation.

10.C Material Contracts

We are not a party to any material contracts other than those entered into in the ordinary course of business, except with regard to the settlement of certain legal disputes. For information regarding these settlements, please see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 31 (Contingencies) to our consolidated financial statements in this Form 20-F.

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

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax within the recipient corporations. Dividends in cash received by resident individuals from Resident Corporations are subject to withholding tax at the rate of 15% (as discussed above) and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeds TRY 19,000 in 2007 and TRY 19,800 in 2008.

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

Gains realized by Resident Corporations on the sale of shares or to residents or non-residents shall benefit from exemption, if a one-year holding period is met. However, where this holding period has not been met the gains derived from capital gains should be subject to a 10% withholding tax starting from July 23, 2006.

Gains realized by Resident Corporations on the sale of shares or to residents or non-residents must be included in corporate income and are subject to the applicable corporate tax. Upon fulfilment of the stated conditions in Article 5 of the Corporate Tax Law, 75% of capital gains deriving from the sale of the shares will be exempt from corporate income tax.

For shares acquired before January 1, 2006;

Capital gains derived from shares held by an investor (both individuals and corporations) over 3 months are not subject to any withholding tax. Where this holding period has not been met, capital gains received by individuals are computed by deducting the original cost of the shares or ADSs, after the application of a “cost adjustment” (which uses the Wholesale Price Index determined by the Turkish Statistical Institute to eliminate gain arising solely from inflation), from the amount received upon the sale or disposition of the shares or ADSs. Total capital gains are subject to declaration on the income tax return if they exceed 19,800 TRY.

Gains realized by Resident Corporations on the sale of shares are subject to the applicable corporate tax. Upon fulfilment of the stated conditions in Article 5 of the Corporate Tax Law, 75% of capital gains deriving from the sale of the shares will be exempt from corporate income tax.

Gains realized by US holders

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

US Holders who invest via ADSs will not have to comply with any procedures to avoid withholding tax, since gains derived from Turkcell ADSs are not generated in Turkey. However, US Holders who hold their shares directly in Turkey must comply with certain procedures to establish their exemption from Turkish capital gains withholding tax and are urged to consult their own tax advisors in this regard.

In addition, certain rules and procedures may need to be complied with in order to avoid Turkish withholding tax upon the conversion of ADSs to shares and from shares to ADSs in Turkey. US Holders are urged to consult their own tax advisors in this regard.

Taxation of Investment and Mutual Funds

Taxation on the Fund Level:

The gains realized from portfolio investment activities by resident Investment and Mutual Funds are exempt from corporate tax but are subject to withholding tax for the gains of stocks held and bonds/bills issued before January 1, 2006. Withholding tax rates are as follows:

•	if the institutions maintain a minimum of 25% of their portfolios invested in Turkish equity shares on a monthly weighted average basis, the applicable rate of withholding tax is 0%; and

•	if the percentage of the Turkish equity shares in the portfolios of such institutions is below 25% at any month during the year, the applicable rate of withholding tax is 10%.

Gains from stocks purchased after January 1, 2006 and/or bonds and bills issued after January 1, 2006 are subject to withholding of 0%.

A nonresident Investment or Mutual Fund may also qualify for this taxation regime if it appoints a permanent representative in Turkey, registers with the Turkish tax office, maintains legal books and meets the other tax requirements in Turkey.

Taxation on the Investor Level:

The gains realized by investors for participating within “FUND” are subjected to taxation regarding to the date of purchase of the “FUND” by the individual investors.

•	For the “FUND” shares purchased before January 1, 2006; gains are subjected to the withholding income tax and required to be declared in compliance to the Turkish Tax Regime.

•	For the “FUND” shares purchased after January 1, 2006:

1.	If the “FUND” both maintain at least 51% of the portfolio invested in Istanbul Stock Exchange Market and it is held more than a year period, gains shall not be subjected to withholding. Gains of such shall be declared in compliance to the Turkish Tax Regime.

2.	If the “FUND” does not meet the conditions above, then gains shall be subjected to withholding at 10% for resident investors. In case that non-resident investors can certify the residency status of their own 0% of withholding shall be applied.

Stamp Taxes

According to the Turkish Stamp Tax Law (Law No. 488), all agreements and documents specified in the law with a monetary value indicated thereon are subject to a stamp tax with rates from 0.15% to 0.75%, which is calculated on the aggregate amount of such agreement or document up to a maximum of TRY 946,915.20 per original in 2007 and TRY 1,015,093 per original in 2008.

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

The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular holder, including tax considerations that arise from rules of general application or that are generally assumed to be known by US holders. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed US Treasury Regulations, rulings, administrative pronouncements, judicial decisions and the Treaty, all in effect as of the date of this annual report. All of these authorities are subject to change, possibly with retroactive effect, and to differing interpretations. In addition, this summary does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to US holders who are subject to special treatment under US federal income tax law, including insurance companies, US expatriates, dealers in stocks or securities, banks or financial institutions, tax-exempt organizations, regulated investment companies, retirement plans, traders in securities who elect to apply a mark-to-market method of accounting, persons who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, persons holding shares as part of a straddle, hedging or conversion transaction, persons subject to the alternative minimum tax, and persons having a functional currency other than the U.S. Dollar.

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

Any dividend paid in New Turkish Lira, including the amount of any Turkish taxes withheld therefrom, will be includible in your gross income in an amount equal to the U.S. Dollar value of the Turkish Lira calculated by reference to the spot rate of exchange in effect on the date the dividend is received by you, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the Turkish Lira are converted into U.S. Dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. Dollars will be treated as US source ordinary income or loss. Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. Dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

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

Sale, Exchange or other Disposition of Shares or ADSs

Upon the sale, exchange or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in your shares or ADSs (as determined in U.S. Dollars). Gain or loss upon the disposition of shares or ADSs generally will be US-source gain or loss, and will be treated as long-term capital gain or loss if, at the time of the disposition, the holding period for the shares or ADSs exceeds one year. If you are an individual, any capital gains generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

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

Passive Foreign Investment Company Status

We currently believe that we were not a passive foreign investment company (a “PFIC”) for the taxable year ended December 31, 2007, for US federal income tax purposes. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. A non-US corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares and ADSs.

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

Overview

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk because certain amounts of revenues, such as roaming revenue, purchases, and certain operating costs and network related costs and resulting receivables and payables are denominated in multiple currencies, primarily U.S. Dollars, Euros and Swedish Krona. In addition, a substantial majority of our debt obligations are currently, and are expected to continue to be, denominated in U.S. Dollars and Euros. Similarly, we are subject to market risk deriving from changes in interest rates that may affect the cost of our financing.

Foreign Exchange Risk Management

Our functional currency is the TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in foreign currencies, primarily U.S. Dollars, Euros and Swedish Krona. In addition, our indebtedness is principally in U.S. Dollars and Euros. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into TRY at the exchange rates prevailing at the balance sheet date, with the resulting exchange differences recognized in the determination of net income.

Market risk sensitive instruments consist of loans denominated in foreign currencies (substantially in U.S. Dollars) totaled to $759.9 million, representing the majority of total indebtedness as of December 31, 2007.

To manage our foreign exchange risk more efficiently, we enter into structured forward transactions and option contracts. As of December 31, 2007, we do not have outstanding structured forward and option contracts either to buy U.S. Dollar against TRY or to sell U.S. Dollar against TRY.

In 2007, net foreign exchange losses amounted to $460.8 million resulting from the impact of realized forward and option transactions and transaction related foreign exchange effects.

As of April 1, 2008, we do not have outstanding structured forward contracts either to buy U.S. Dollar against TRY or to sell U.S. Dollar against TRY.

In order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we enter into option transactions to buy or sell certain currencies. Option contracts allow us to either hedge our exposure or collect premiums depending on their types.

As of April 1, 2008, we have bought $50 million notional of USD/TRY call option with an average tenor of 10 days. We do not have any put options or call options in any other currencies.

The basis for our sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all our assets and liabilities denominated in foreign currencies, both short-term and long-term purchase contracts. This analysis excludes net foreign currency investments. It is estimated that a general increase of 10% in the value of TRY against other foreign currencies would have decreased our profit before income tax by approximately $167.8 million for the year ended December 31, 2007. These assumptions above are hypothetical and the actual results may differ substantially from the projected figures.

All hedging transactions have been authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect us from fluctuations in currency values. Analytical techniques are used to manage and monitor foreign exchange risk which includes market valuation and sensitivity analysis. In addition, we keep a reasonable proportion of our monetary assets in U.S. Dollars to reduce our currency exposure. Furthermore, the maximum tariffs we may charge are adjusted periodically by the Telecommunications Authority to account for, among other things, the devaluation of the TRY.

Interest Rate Risk Management

We are exposed to variations in interest rates primarily in Euro, U.S. Dollars and TRY denominated debt and investments, which may affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk) and also cause changes in the values of interest bearing assets, which are already in the balance sheet.

We manage interest rate risk by financing non-current assets with long-term debt with both fixed and variable interest rates and equity.

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2007							December 31, 2006
	Effective interest rate	Total carrying amount	2008	2009	2010	2011 there- after	Fair Value	Effective interest rate	Total carrying amount	2007	2008	2009	2010 there- after	Fair Value
Fixed rate instruments
Finance lease obligations	8.3%	0.1	0.1	—	—	—	0.1	9.9%	—	—	—	—	—	—

Variable rate instruments
Secured bank loans
USD floating rate loans	—%	—	—	—	—	—	—	11.7%	335.3	335.3	—	—	—	335.3
Euro floating rate loans	4.4%	125.4	125.4	—	—	—	125.4	4.4%	107.8	—	107.8	—	—	107.8
Unsecured bank loans
USD floating rate loans	6.7%	610.5	471.1	9.9	9.2	120.3	610.5	7.8%	190.8	190.8	—	—	—	190.8
Euro floating rate loans	5.3%	23.6	23.6	—	—	—	23.6	4.4%	5.7	—	5.7	—	—	5.7
TRY floating rate loans	—	0.4	0.4	—	—	—	0.4		—	—	—	—	—	—

		760.0	620.6	9.9	9.2	120.3	760.0	—	639.6	526.1	113.5	—	—	639.6

For contractual cash flows and nominal interest of bank loans, see note 28 and note 23 to our audited consolidated financial statements included in “Item 18. Financial Statements” of this annual reports on Form 20-F.

As of December 31, 2007, we do not have Turkish government floating rate noteholdings; therefore, we are not exposed to interest rate risk on our financial assets.

As of April 1, 2008, we do not have Turkish government floating rate noteholdings; therefore, we are not exposed to interest rate risk on our financial assets.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest bearing investments and interest bearing debts. When we assume a 1% increase in interest rates for all maturities from their levels as of December 31, 2007, with all other variables held constant, our profit before income tax would decrease by $4.9 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective, except for the material weakness described below.

(b) Management’s Annual Report on Internal Control Over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2007. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Internal control over financial reporting has inherent limitations. It is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. In addition, it can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal controls over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design safeguards to reduce, though not eliminate, this risk.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2007 based on criteria established in the Internal Control –Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management continued to identify as of December 31, 2007 the following material weakness in internal control over financial reporting:

Despite management’s efforts during 2007, there remained a lack of effective IT general controls over access to revenue related IT systems used to monitor shared user mechanism and usage, particularly a lack of effective log and alarm review structures in our database systems, operating systems and applications used to monitor transactions of privileged system users in IT systems related to revenue process. This control deficiency did not result in an adjustment in the interim or annual consolidated financial statements of Turkcell as of December 31, 2007.

Management concluded that the Company’s internal control over financial reporting was not effective, as of December 31, 2007, because of the material weakness discussed herein, based on its assessment and the criteria set forth in Internal Control-Integrated Framework issued by COSO.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, has been audited by Akis Bagimsiz Denetim Serbest Muhasebeci Mali Musavirlik A.S. (“KPMG”), our independent registered public accounting firm in Turkey, as stated in their report which appears below, under Item 15(d), Attestation Report of the Registered Public Accounting Firm.

(c) Remediation of Material Weaknesses in Internal Control over Financial Reporting

The Company’s remediation efforts of the material weakness identified above began in 2007 and actions taken are summarized as follows:

a.	During 2007, the Company established control procedures to remediate the material weakness that was identified during management’s assessment as of December 31, 2006, by establishing a log and alarm infrastructure to monitor Operating and Database systems and business applications that are financially critical to the Company. Notwithstanding the aforementioned, this infrastructure did not fully eliminate the weakness such that database log and alarms, operating system alarms, application log and alarms and alarm review mechanisms were not successful in both design and operation.

b.	In 2007, the Company started a study in the scope of Security Surveillance Project, to enhance Database log and alarm mechanisms by establishing proper technologies. Moreover in 2008, Operating System alarms will be strengthened in order to cover critical cycles such as revenue. In addition, alarm review tasks will be developed to acceptable levels by assigning additional staff and structure in order to remediate lack of monitoring effectiveness.

(d) Attestation Report of the Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Turkcell Iletisim Hizmetleri A.S.:

We have audited Turkcell Iletisim Hizmetleri A.S.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Turkcell Iletisim Hizmetleri A.S.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: The Company did not maintain effective IT general controls over access to programs and data especially to monitor the privileged system users in IT systems over revenue process. The Company did not maintain effective controls to log and create alarms in the Company’s database systems, operating systems and applications used to monitor transactions of privileged system users in IT systems related to the revenue process. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Turkcell Iletisim Hizmetleri A.S. as of December 31, 2007 and 2006, and the related consolidated statements of income, recognized income and expenses, and cash flows for each of the years in the three-year period ended December 31, 2007. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated April 23, 2008, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, Turkcell Iletisim Hizmetleri A.S. has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

We do not express an opinion or any other form of assurance on management’s statements referring to corrective actions taken after December 31, 2007, relative to the aforementioned material weakness in internal control over financial reporting.

/s/    Akis Bagimsiz Denetim Serbest Muhasebeci

        Mali Musavirlik A.S.

April 23, 2008

Istanbul, Turkey

(e) Changes in Internal Control Over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Akis Bagimsiz Denetim Serbest Muhasebeci Mali Musavirlik A.S. (“KPMG”) has served as our independent public accountants in Turkey, a successor firm to KPMG Cevdet Suner Denetim ve Yeminli Mali Musavirlik A.S., for each of the financial years in the three-year period ended December 31, 2007, for which audited financial statements appear in this annual report on Form 20-F. The Annual General Meeting elects the auditors annually.

The following table presents the aggregate fees for professional services and other services rendered by KPMG to us in 2007, 2006 and 2005.

	2007 $m	2006 $m	2005 $m
Audit Fees(1)	2.9	3.6	2.3
Audit-Related Fees(2)	1.0	—	0.1
Tax Fees	—	—	—
All Other Fees(3)	—	—	—
Total	3.9	3.6	2.4

(1)	Audit Fees consist of fees billed for professional services rendered for the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.
(3)	All Other Fees consist of fees billed for products and services other than services provided under Audit Fees, Audit-Related Fees and Tax Fees.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has determined that all work performed for us by our external auditors for the year 2008 will be approved in advance by our audit committee and, therefore, has not adopted blanket pre-approval policies and procedures.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any affiliated purchaser made any purchases of our ordinary shares during the fiscal year ended December 31, 2007.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, are filed as part of this annual report, on pages F-4 through F-80.

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

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 23, 2008	By:	/s/ SUREYYA CILIV
Sureyya Ciliv
Chief Executive Officer

Date: April 23, 2008	By:	/s/ SERKAN OKANDAN
Serkan Okandan
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Turkcell Iletisim Hizmetleri A.S.:

We have audited the accompanying consolidated balance sheets of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries (the “Group”) as of December 31, 2007 and 2006, and the related consolidated income statements, consolidated statements of recognized income and expense, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Fintur Holdings B.V. (“Fintur”), a 41.45 percent owned equity accounted investee company. The Group’s investment in Fintur at December 31, 2007 and 2006 was $515,079 thousand and $376,272 thousand, respectively, and its share of profit of Fintur was $108,951 thousand, $81,284 thousand and $68,234 thousand for the years 2007, 2006 and 2005, respectively. The consolidated financial statements of Fintur were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Fintur, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Turkcell Iletisim Hizmetleri A.S.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 23, 2008 expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/    Akis Bagimsiz Denetim Serbest Muhasebeci

        Mali Musavirlik A.S.

Istanbul, Turkey

April 23, 2008

Report of Independent Registered Public Accounting Firm

To the Shareholders and

Board of Directors of Fintur Holdings B.V.

We have audited the consolidated balance sheets of Fintur Holdings B.V. (“Fintur” or the “Company”) and its subsidiaries as at 31 December 2007 and 2006 and consolidated statements of income, of changes in shareholders’ equity and of cash flows for the years ended 31 December 2007, 2006 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fintur and its subsidiaries as at 31 December 2007 and 2006 and the results of their operations and their cash flows for the years ended 31 December 2007, 2006 and 2005 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basaran Nas Bagimsiz Denetim ve

Serbest Muhasebeci Mali Musavirlik A.S.

a member of

PricewaterhouseCoopers

/s/    Mert Tuten, SMMM

Partner

Istanbul-Turkey, 22 April 2008

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

As at 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2007	2006
Assets
Property, plant and equipment	12	2,221,895	1,916,991
Intangible assets	13	1,375,403	1,234,668
Investments in equity accounted investees	14	664,385	523,840
Other investments	15	42,354	35,095
Due from related parties	32	68,871	72,506
Other non-current assets	16	44,171	121,465
Deferred tax assets	17	2,446	3,052

Total non-current assets		4,419,525	3,907,617

Inventories		23,424	11,018
Other investments	15	28,218	61,733
Due from related parties	32	52,482	66,101
Trade receivables and accrued income	18	558,563	318,973
Other current assets	19	291,534	125,653
Cash and cash equivalents	20	3,095,300	1,598,640

Total current assets		4,049,521	2,182,118

Total assets		8,469,046	6,089,735

Equity
Share capital	21	1,636,204	1,636,204
Share premium	21	434	434
Reserves	21	931,913	(4,884)
Retained earnings	21	3,224,526	2,394,838

Total equity attributable to equity holders of the Company		5,793,077	4,026,592

Minority interest	21	138,128	91,375

Total equity		5,931,205	4,117,967

Liabilities
Loans and borrowings	23	140,404	113,503
Employee benefits	24	27,229	17,648
Other non-current liabilities		—	8,683
Deferred tax liabilities	17	132,388	196,260

Total non-current liabilities		300,021	336,094

Bank overdraft	20	2,125	285
Loans and borrowings	23	619,555	526,083
Income taxes payable	11	443,194	309,470
Trade and other payables	27	759,019	579,421
Due to related parties	32	17,978	6,844
Deferred income	25	324,815	184,337
Provisions	26	71,134	29,234

Total current liabilities		2,237,820	1,635,674

Total liabilities		2,537,841	1,971,768

Total equity and liabilities		8,469,046	6,089,735

The notes on page F-9 to F-80 are an integral part of these consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2007	2006	2005
Revenue	8	6,328,580	4,700,307	4,527,980
Direct cost of revenue		(3,103,427)	(2,627,890)	(2,701,565)

Gross profit		3,225,153	2,072,417	1,826,415

Other income		7,799	8,050	15,403
Selling and marketing expenses		(1,138,154)	(827,516)	(700,501)
Administrative expenses		(252,841)	(154,917)	(154,035)
Other expenses		(22,423)	(6,467)	(4,901)

Results from operating activities		1,819,534	1,091,567	982,381

Finance income	10	308,368	184,015	167,472
Finance expenses	10	(551,142)	(108,038)	(191,199)

Net finance income/(expense)		(242,774)	75,977	(23,727)

Share of profit of equity accounted investees		64,906	78,616	68,234

Profit before gain on net monetary position		1,641,666	1,246,160	1,026,888

Gain on net monetary position, net		—	—	11,037

Profit before income tax		1,641,666	1,246,160	1,037,925

Income tax expense	11	(322,418)	(413,242)	(290,472)

Profit for the period		1,319,248	832,918	747,453

Attributable to:
Equity holders of the Company		1,350,162	875,491	772,246
Minority interest		(30,914)	(42,573)	(24,793)

Profit for the period		1,319,248	832,918	747,453

Basic and diluted earnings per share (in full US Dollars)	22	0.613710	0.397951	0.351021

The notes on page F-9 to F-80 are an integral part of these consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	2007	2006	2005
Effect of indexation for hyperinflation	—	—	127,937
Foreign currency translation differences	811,302	(135,275)	(6,762)
Net change in fair value of available-for-sale financial assets	2,666	2,015	800

Income and expense recognized directly in equity	813,968	(133,260)	121,975

Profit for the period	1,319,248	832,918	747,453

Total recognized income for the period	2,133,216	699,658	869,428

Attributable to:
Equity holders of the Company	2,178,398	741,400	894,221
Minority interest	(45,182)	(41,742)	(24,793)

Total recognized income for the period	2,133,216	699,658	869,428

The notes on page F-9 to F-80 are an integral part of these consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	2007	2006	2005
Cash flows from operating activities
Profit for the period	1,319,248	832,918	747,453
Adjustments for:	1,285,057	1,063,334	1,016,294
Depreciation	532,915	498,533	530,329
Amortization of intangibles	260,062	231,480	220,038
Foreign exchange loss, net	242,657	41,288	16,889
Net finance income	(227,794)	(106,595)	(22,201)
Provision for doubtful receivables	20,495	(8,822)	15,294
Income tax expense	322,418	413,242	290,472
Share of profit of equity accounted investees	(111,254)	(94,021)	(68,234)
Loss/(Gain) on sale of property, plant and equipment	3,869	(1,279)	—
Effect of indexation for hyperinflation	—	—	(27,817)
Translation reserve	137,317	17,530	—
Net (gain)/loss on remeasurement of investments	(3,079)	(2,353)	800
Amortization of transaction costs of borrowings	5,100	7,996	—
Deferred income	102,351	66,335	60,724

	2,604,305	1,896,252	1,763,747
Change in trade receivables	(198,314)	(2,730)	(70,612)
Change in due from related parties	26,698	6,153	19,126
Change in inventories	(10,128)	(2,512)	3,822
Change in other current assets	15,448	(2,278)	227,284
Change in other non-current assets	(24,782)	(247)	(4,134)
Change in due to related parties	10,302	945	29
Change in trade and other payables	15,285	105,795	(692,067)
Change in other current liabilities	67,457	(37,823)	6,298
Change in other non-current liabilities	(9,029)	2,267	(476)
Change in employee benefits	5,931	1,801	3,726
Change in provisions	23,832	(2,261)	(1,588)

	2,527,005	1,965,362	1,255,155
Interest paid	(37,024)	(42,879)	(82,587)
Income tax paid	(347,202)	(67,592)	(99,921)
Dividend received	13,397	—	—

Net cash from operating activities	2,156,176	1,854,891	1,072,647

Cash flows from investing activities
Proceeds from sale of property plant and equipment	7,657	3,609	—
Proceeds from currency option contracts	17,807	—	—
Proceeds from sale of available-for-sale financial assets	36,698	20,490	—
Proceeds from settlement of held-to-maturity investments	8,586	9,218	45,404
Interest received	250,423	161,536	80,236
Dividends received	18,756	21,558	—
Acquisition of property, plant and equipment	(564,859)	(370,377)	(644,087)
Acquisition of intangibles	(206,985)	(234,382)	(128,557)
Acquisition of minority interest	—	(17,591)	—
Payment of currency option contracts premium	(8,501)	—	—
Acquisition of equity accounted investees and other investments	—	(163,432)	—
Acquisition of available-for-sale financial assets	(119)	(56,718)	(12,148)
Acquisition of held-to-maturity investments	—	(6,407)	—

Net cash used in investing activities	(440,537)	(632,496)	(659,152)

Cash flows from financing activities
Payment of transaction costs	(205)	(51,472)	—
Proceeds from issuance of loans and borrowings	498,666	772,434	354,849
Repayment of borrowings	(435,038)	(862,386)	(543,252)
Dividends paid	(457,625)	(342,166)	(182,176)
Change in minority interest	127,220	87,745	22,979
Reimbursement of borrowing costs	11,983	—	—

Net cash used in financing activities	(254,999)	(395,845)	(347,600)

Effects of foreign exchange rate fluctuations on balance sheet items	276,837	4,940	(5,784)
Net increase in cash and cash equivalents	1,737,477	831,490	60,111
Cash and cash equivalents at 1 January	1,598,355	808,153	764,931
Effect of exchange rate fluctuations on cash and cash equivalents	(242,657)	(41,288)	(16,889)

Cash and cash equivalents at 31 December	3,093,175	1,598,355	808,153

The notes on page F-9 to F-80 are an integral part of these consolidated financial statements

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

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Turkcell Plaza, Mesrutiyet caddesi No: 71, 34430 Tepebasi/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

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

On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No 5369. As a result, starting from 30 June 2005, the Company pays 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

The consolidated financial statements of the Company as at and for the year ended 31 December 2007 comprise the Company and its seventeen subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. The Company’s and each of its subsidiaries’, associate’s and joint venture’s financial statements are prepared as at and for the year ended 31 December 2007.

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The Group’s consolidated financial statements were approved by the Company’s Management on 23 April 2008.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005, except that the following assets and liabilities are stated at their fair value: derivative financial instruments and financial instruments classified as available-for-sale. The methods used to measure fair value are further discussed in note 4.

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

As hyperinflationary conditions in Turkey no longer existed starting from 1 January 2006, New Turkish Lira (“TRY”) has been treated as a more stable currency since that time and the financial statements of the Company and those of the subsidiaries located in Turkey and Turkish Republic of Northern Cyprus that are prepared in accordance with IFRSs as issued by the IASB are not required to be adjusted for hyperinflationary accounting.

(c)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars (“USD”), rounded to the nearest thousand. Moreover, all financial information expressed in TRY, Euro (“EUR”) and Swedish Krona (“SEK”) have been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TRY. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of LLC Astelit (“Astelit”) and East Asian Consortium BV (“Eastasia”) is Ukrainian Hryvnia and EUR, respectively.

(d)	Use of estimates and judgments

The preparation of financial statements in conformity with IFRSs as issued by the IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about estimates, uncertainty and critical judgements about the contingencies are described in note 31 and detailed analysis with respect to accounting estimates and judgements of bad debts, useful life or expected pattern of consumption of the future economic benefits embodied in depreciable assets is provided below:

Key sources of estimation uncertainty

In note 28, detailed analysis is provided for the foreign exchange exposure of the Company and risks in relation to foreign exchange movements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Critical accounting judgments in applying the Company’s accounting policies

Certain critical accounting judgments in applying the Company’s accounting policies are described below:

Trade receivables and accrued income

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

Commission fees

Commission fees relate to services performed in relation to betting games where the Group acts as an agent in the transaction rather than as a principal. In the absence of specific guidance under IFRSs on distinguishing between an agent and a principal, management considered the following factors:

•	The Group does not take the responsibility for fulfillment of the games.

•	The Group does not collect the proceeds from the final customer and it does not bear the credit risk.

•	The Group earns a stated percentage of the total turnover.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

(a)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed as necessary to align them with the policies adopted by the Group.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(ii)	Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of International Financial Reporting Standards No. 3 (“IFRS 3”) “Business Combinations”. The assets and liabilities acquired from entities under common control are recognised at the carrying amounts recognised previously in the Group’s controlling shareholder’s consolidated financial statements. The components of equity of the acquired entities are added to the same components within the Group equity.

(iii)	Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognised at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment loss. The consolidated financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. The Group’s equity accounted investees as at 31 December 2007 are Fintur Holdings BV (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

(iv)	Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealised income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on translation of foreign currency transactions are recognised in the income statement. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognised directly in equity.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including fair value adjustments arising on acquisition, are translated to USD at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates approximating to the exchange rates at the dates of the transactions.

Foreign currency differences arising on retranslation are recognized directly in a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss.

Foreign exchange gains and losses arising from a monetary item receivable from or payables to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised directly in equity in the foreign currency translation reserve.

(iii)	Translation from functional to presentation currency

Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entities operate, normally under their local currencies.

The consolidated financial statements are presented in USD, which is the presentation currency of the Group. The Group uses USD as the presentation currency for the convenience of investor and analyst community.

Assets and liabilities for each balance sheet presented (including comparatives) are translated to USD at exchange rates at the balance sheet date. Income and expenses for each income statement (including comparatives) in non-hyperinflationary economies are translated to USD at monthly average exchange rates.

Foreign currency differences arising on retranslation are recognised directly in a separate component of equity.

(iv)	Net investment in foreign operations

Foreign currency differences arising from the translation of the net investment in foreign operations are recognized in foreign currency translation reserve. They are transferred to the income statement upon disposal.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting for finance income and expenses is discussed in note 3(m).

•	Held-to-maturity investments

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses.

•	Available-for-sale financial assets

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

•	Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

•	Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

(ii)	Derivative financial instruments

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(iii)	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, is net of any tax effects, and is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated depreciation (see below) and accumulated impairment losses (see note 3(h)(ii)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or construction of qualifying assets are recognized in profit or loss as incurred.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains/losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income or other expenses in profit or loss.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(iii)	Depreciation

Depreciation is recognized in the profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	25 – 50 years
Network infrastructure	3 – 8 years
Equipment, fixtures and fittings	4 – 5 years
Motor vehicles	4 – 5 years
Central betting terminals	1 – 5 years
Leasehold improvements	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

During March 2007, Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret AS (“Inteltek”) renewed its fixed odds betting contract reducing the period of the contract to March 2008 from September 2011, which resulted in change in expected usage of betting property, plant and equipment. As a result, expected useful lives of operational assets decreased. Effect of this change on depreciation expense recognized in direct cost of revenues in current and future periods is as follows:

	Year ended 31 December 2007	Year ended 31 December 2008
Increase/(decrease) in depreciation	10,068	(1,919)

(e)	Intangible assets

Intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)).

(i)	Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred. Capitalized costs generally relate to the application of development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred. Subsequent expenditures of the Company do not relate to research and development activities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(ii)	Amortization

Amortization is recognized in the profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Computer software	3 – 8 years
GSM and other telecommunications license	3 – 25 years
Transmission lines	10 years
Central betting system operating right	1 – 5 years
Customer base	2 years

(f)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s balance sheet.

(g)	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2007, inventories consist of sim-cards, scratch cards and handsets.

(h)	Impairment

(i)	Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired.

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

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

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”).

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

During the years ended 31 December 2007 and 2006, the Company have not identified any impairment indicators and accordingly consolidated financial statements for the years ended 31 December 2007 and 2006 do not include any adjustment in relation to impairment of long-lived assets.

(i)	Employee benefits

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TRY 2,030 as at 31 December 2007 (equivalent to full $1,743 as at 31 December 2007) (31 December 2006: full TRY 1,857 (equivalent to full $1,594 as at 31 December 2007)) per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees. The calculation was based upon the retirement pay ceiling announced by the Government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in profit or loss when they are due. The Company initiated a defined contribution retirement plan for all eligible employees during 2005. Besides, during 2006, Inteltek and Bilyoner Interaktif Hizmetler AS (“Bilyoner”), during 2007 Kule Hizmet ve Isletmecilik AS (“TurkKule”), Turkcell Teknoloji Arastirma ve Gelistirme AS (“Turkcell Teknoloji”) and Tellcom Iletisim Hizmetleri AS (“Tellcom”), other consolidated subsidiaries, initiated defined contribution plan for all eligible employees. The assets of the plan are held separately from the consolidated financial statements of the Group. The Company and other consolidated companies that initiated defined contribution retirement plan are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the companies with respect to the retirement plan is to make the specified contributions.

(j)	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

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

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunications services. Instead, deferred income is recorded under current liabilities.

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Deliverables are accounted separately where a market for each deliverable exists and if the recognition criterion is met individually. Costs associated with each deliverable are recognized at the time of revenue recognized. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2006

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Commission fees mainly comprised of net takings earned to a maximum of 7% of gross takings, as a head agent of fixed odds betting games starting from 15 March 2007 and 4.3% commission recognized based on the para-mutual and fixed odds betting games operated on Central Betting System. Prior to 15 March 2007, under the former head agency agreement, head agency commission fees were earned to a maximum of 12% of gross takings. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the head agency agreement, Inteltek is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Sim-card sales are recognized upfront upon delivery to subscribers, net of returns, discounts and rebates. Sim-card costs are also recognized upfront upon sale of the sim-card to the subscriber.

Call center revenues are recognized at the time services are rendered.

(l)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(m)	Finance income and expenses

Finance income comprises interest income on funds invested (including available-for sale financial assets), late payment interest income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on hedging instruments that are recognised in profit or loss. Interest income is recognised as it accrues, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, net foreign exchange loss, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognised on financial assets. All borrowing costs are recognised in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

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

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(p)	Earnings per share

The Group presents basic earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

(q)	Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing related products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from those of other segments. Segment information is presented in respect of the Group’s business and geographical segments. The Group’s primary format for segment reporting is based on geographical segment and secondary segment reporting is based on business segments.

Inter-segment pricing is determined on an arm’s length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly investments and related revenue, loans and borrowings and related expenses and income tax assets and liabilities.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(r)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective at 31 December 2007, and have not been applied in preparing these consolidated financial statements:

•

IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for the Group’s 2009 consolidated financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. Currently the Group presents segment information in respect of its business and geographical segments (see note 6). It is not expected to have any impact on the consolidated financial statements.

•

IFRIC 11, IFRS 2 Group and Treasury Share Transactions requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for the Group’s 2008 consolidated financial statements, with retrospective application required. It is not expected to have any impact on the consolidated financial statements.

•

Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as a part of the cost of that asset. The revised IAS 23 will become mandatory for the Group’s 2009 consolidated financial statements and will not constitute a change in accounting policy for the Group.

•

IFRIC 12, Service Concession Arrangements provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession agreements. IFRIC 12 becomes effective for annual periods beginning on or after 1 January 2008. At present, the Group provides telecommunications services which it recognizes property, plant and equipment and depreciates on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The Group is evaluating the potential effects on its consolidated financial statements.

•

IFRIC 13 Customer Loyalty Programmes addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programmes for their customers. It relates to customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group’s 2009 consolidated financial statements, is not expected to have any impact on the consolidated financial statements.

•

Revised IAS 1 Presentation of Financial Statements does not change the recognition measurement or disclosure of transactions and events that are required by other IFRSs. The revised standard introduces as a financial statement the “statement of comprehensive income”. The revised standard is effective for annual financial periods beginning on or after 1 January 2009, with early adoption permitted.

•

IFRIC 14 IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

funding requirements on such assets. It also addresses when a minimum funding requirement might give rise to a liability. IFRIC 14 is effective for annual periods beginning on or after 1 January 2008, and is not expected to have any impact on the consolidated financial statements of the Group.

•

Revised IFRS 3 Business Combinations made changes to the scope of IFRS 3, revised the definition of business, made some revisions at recognition principles of acquired assets and enhanced the disclosure requirements. The revised standard is effective for annual financial periods beginning on or after 1 July 2009, with early adoption permitted for annual periods beginning on or after 30 June 2007 providing that the entity also applies IAS 27 in the same period.

•

Revised IAS 27 Consolidated and Separate Financial Statements mainly changes the accounting for non-controlling interest and the loss of control of a subsidiary. The revised standard is effective for annual financial periods beginning on or after 1 July 2009, with early adoption permitted providing that the entity also applies IAS 27 in the same period.

•

Amendments to IFRS 2 Share-based Payment—Vesting Conditions and Cancellations clarifies the definition of vesting conditions, introduces the concept of “nonvesting conditions”, requires non-vesting conditions to be reflected in grant date fair value and provides the accounting treatment for non-vesting conditions and cancellations. The amendments to IFRS 2 is effective for annual periods beginning on or after 1 January 2009, with early adoption permitted and is not expected to have any effect on the consolidated financial statements.

•

Amendments to “IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements-Puttable Financial Instruments and Obligations Arising on Liquidation” improve the accounting for particular types of financial instruments that have characteristics similar to ordinary shares but are at present classified as financial liabilities. The amendments will apply for annual periods beginning on or after 1 January 2009, with earlier application is permitted and is not expected to have any effect on the consolidated financial statements.

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

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

(iii)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price or over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(iv)	Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v)	Derivatives

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

(vi)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

5.	Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risks

•	Liquidity risks

•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

The Company management has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Credit risk

Credit risk is the risk of financial loss to the group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

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

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, ageing profile, maturity and existence of previous financial difficulties. Trade receivables and accrued service income are mainly related to the Group’s subscribers. The Group exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of post-paid subscribers.

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

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of receivables from subscribers. This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on historical data of payment statistics. Impairment loss as a percentage of revenues represented 0.6% of revenues for the year ended 31 December 2007. If impairment loss as a percentage of revenues increased to 1.5% of revenues, the impairment loss would have been increased by $59,787, negatively impacting profit for the year ended 31 December 2007.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily TRY for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR, USD and SEK.

Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates. The Group uses forward exchange contracts to hedge its currency risk. When necessary, forward exchange contracts are rolled over at maturity.

The Group’s investments in its equity accounted investee Fintur and its subsidiary in Ukraine are not hedged with respect to the currency risk arising from the net assets as those currency positions are considered to be long-term in nature.

The Group has not entered into any type of derivative instrument in order to hedge foreign currency risk as at 31 December 2007.

Interest rate risk

The Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 31 December 2007.

The Board’s policy is to maintain a strong capital base as to maintain investor, creditor and market confidence and to sustain future development of the business.

6.	Segment reporting

Geographical segments:

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Group comprises the following main business segments: Telecommunications and betting businesses.

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Total external revenues	4,544,493	4,433,617	87,949	45,568	67,865	48,795	—	—	—	—	4,700,307	4,527,980
Inter-segment revenue	1,251	753	—	—	5,384	7,807	—	—	(6,635)	(8,560)	—	—

Total segment revenue	4,545,744	4,434,370	87,949	45,568	73,249	56,602	—	—	(6,635)	(8,560)	4,700,307	4,527,980

Segment result	1,236,455	1,070,981	(154,934)	(106,759)	7,243	5,783			1,220	1,874	1,089,984	971,879
Unallocated income/(expense), net											1,583	10,502

Results from operating activities											1,091,567	982,381

Net finance costs											75,977	(23,727)
Share of profit/(loss) of equity accounted investees	(2,668)						81,284	68,234			78,616	68,234
Gain on net monetary position, net											—	11,037
Income tax expense											(413,242)	(290,472)

Profit for the period											832,918	747,453

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Total external revenues	5,991,916	4,544,493	252,821	87,949	83,843	67,865	—	—	—	—	6,328,580	4,700,307
Inter-segment revenue	5,275	1,251	1,230	—	5,995	5,384	—	—	(12,500)	(6,635)	—	—

Total segment revenue	5,997,191	4,545,744	254,051	87,949	89,838	73,249	—	—	(12,500)	(6,635)	6,328,580	4,700,307

Segment result	1,928,611	1,236,455	(108,042)	(154,934)	13,631	7,243	(90)		48	1,220	1,834,158	1,089,984
Unallocated income/(expense), net											(14,624)	1,583

Results from operating activities											1,819,534	1,091,567

Net finance costs											(242,774)	75,977
Share of profit/(loss) of equity accounted investees	(44,045)	(2,668)					108,951	81,284			64,906	78,616
Income tax expense											(322,418)	(413,242)

Profit for the period											1,319,248	832,918

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Segment assets	3,730,627	3,153,847	708,005	572,210	70,570	35,529	125,066	—	4,634,268	3,761,586
Investment in equity accounted investees	149,306	147,568	—	—	—	—	515,079	376,272	664,385	523,840
Unallocated assets									3,170,393	1,804,309

Total assets	3,879,933	3,301,415	708,005	572,210	70,570	35,529	640,145	376,272	8,469,046	6,089,735

Segment liabilities	1,096,780	736,665	91,561	76,563	12,694	12,939	48	—	1,201,083	826,167
Unallocated liabilities									1,336,758	1,145,601

Total liabilities									2,537,841	1,971,768

Capital expenditure	540,249	391,731	205,963	200,237	36,901	12,791	—	—	783,113	604,759
Depreciation	474,745	452,708	52,452	40,085	5,718	5,740	—	—	532,915	498,533
Amortization of intangible assets	225,570	198,293	32,189	32,259	2,303	928	—	—	260,062	231,480

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Capital expenditure	391,731	495,596	200,237	270,551	12,791	6,497	—	—	604,759	772,644
Depreciation	452,708	498,346	40,085	26,756	5,740	5,227	—	—	498,533	530,329
Amortization of intangible assets	198,293	204,033	32,259	15,313	928	692	—	—	231,480	220,038

Business segments

	Telecommunications		Betting		Other operations		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005
Total external revenue	4,517,011	4,402,905	172,372	112,495	10,924	12,580	4,700,307	4,527,980
Capital expenditure	594,524	749,490	3,300	4,537	6,935	18,617	604,759	772,644

	Telecommunications		Betting		Other operations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
Total external revenue	6,130,425	4,517,011	181,296	172,372	16,859	10,924	6,328,580	4,700,307
Capital expenditure	759,390	594,524	1,354	3,300	22,369	6,935	783,113	604,759
Segment assets	4,439,037	3,712,408	20,660	23,418	174,571	25,760	4,634,268	3,761,586

7.	Acquisitions of joint ventures and minority interests

Business combination

During August 2006, the Company acquired 50% shares of A-Tel for a consideration of TRY 218,715 (equivalent to $150,000 as at 9 August 2006, acquisition date). A-Tel is accounted for under equity method and results of the operations for the year ended 31 December 2007 are included in the accompanying consolidated financial statements using ownership rate of 50% as at and for the year ended 31 December 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

In the five months ended 31 December 2006, A-Tel contributed profit of $12,273. If the acquisition had occurred on 1 January 2006, management estimates that consolidated profit for the year ended 31 December 2006 would have been increased by $15,834. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition occurred on 1 January 2006.

On the acquisition of A-Tel shares, the Group’s interest in the net fair value of the identifiable assets and liabilities exceeded the cost of the acquisition by $7,848. The Group reassessed the measurement of the acquired assets and liabilities and reduced acquired intangible assets by $7,848.

The carrying amount and fair values of the acquired assets and liabilities at the date of acquisition are given below:

	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition
Property, plant and equipment	73	—	73
Intangible assets	—	250,926	250,926
Deferred tax assets/(liabilities)	92	(53,324)	(53,232)
Due from related parties	10,948	—	10,948
Trade and other receivables	3,187	—	3,187
Inventory	27	—	27
Other current asset	224	—	224
Other investments, including derivatives	1,855	—	1,855
Cash and cash equivalents	96,803	—	96,803
Employee benefits	(221)	—	(221)
Trade and other payables	(1,501)	—	(1,501)
Income taxes payable	(1,809)	—	(1,809)
Due to related parties	(7,280)	—	(7,280)

Net identifiable assets and liabilities	102,398	197,602	300,000
Percentage of acquired shares			50%

Net acquired assets and liabilities			150,000

Pre-acquisition carrying amounts were determined based on applicable IFRSs immediately before the acquisition. The values of assets and liabilities recognized on acquisition are their estimated fair values (see note 4 for methods used in determining fair values).

During February 2007 and September 2006, A-Tel’s General Assembly decided to distribute dividends and accordingly the Company reduced the carrying value of its investment in A-Tel by the dividends declared of TRY 37,448 (equivalent to $32,152 as at 31 December 2007) and TRY 30,300 (equivalent to $26,015 as at 31 December 2007) as at 31 December 2007 and 2006, respectively. On 9 March 2007 and 16 October 2006, such dividends are collected by the Company.

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and sim-card subsidies for the sale of Muhabbet Kart. In addition to the sales of sim-cards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sale of campaigns and for subscriber activations. Since 1999, the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

business cooperation between the Company and A-Tel has provided important support to the Company’s sales and marketing activities. With the brand name Muhabbet Kart, A-Tel has proved success in a competitive environment through well structured campaigns. With the acquisition of 50% share in A-Tel, management believes that the Company is better positioned in the changing competitive environment and achieves increased benefits by optimizing sales and marketing efforts. A-Tel is a joint venture and its remaining 50% shares are held by Turkey’s Savings and Deposit Insurance Fund (the “SDIF”).

Acquisition of minority interests

In January, March, May, July and September 2007, the Company made contribution to capital increase of Euroasia for $27,500 each. As Eurocorp did not participate in these capital increases, ownership of the Company increased from 54.8% to 55.0%. The Group recognised a decrease in minority interests of $751.

8.	Revenue

	2007	2006	2005
Communication fees	5,976,890	4,406,680	4,295,866
Commission fees on betting business	181,296	172,372	112,495
Monthly fixed fees	54,816	57,599	54,946
Sim-card sales	20,767	20,960	50,327
Call center revenues	12,925	10,237	10,122
Other revenues	81,886	32,459	4,224

	6,328,580	4,700,307	4,527,980

9.	Personnel Expenses

	2007	2006	2005
Wages and salaries (*)	385,192	262,198	230,312
Increase in liability for long-service leave	8,487	5,736	5,444
Contributions to defined contribution plans	1,253	1,014	827

	394,932	268,948	236,583

*	Wages and salaries include compulsory social security contributions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Finance income and expenses

Recognised in profit or loss:

	2007	2006	2005
Interest income on bank deposits	241,055	133,640	116,987
Late payment interest income	37,188	29,391	32,677
Premium income on option contracts	17,807	11,708	—
Interest income on unimpaired held-to-maturity investments	890	1,219	9,911
Net gain on disposal of available-for-sale financial assets transferred from equity	1,673	1,445	—
Interest income on available-for-sale financial assets	303	794	521
Other interest income	9,452	5,818	7,376

Finance income	308,368	184,015	167,472

Discount interest expense on financial liabilities measured at amortised cost	(42,137)	(61,512)	(80,939)
Net foreign exchange loss	(460,754)	(41,288)	(16,889)
Debt extinguishment cost	(17,549)	—	—
Option premium expense	(8,501)	—	—
Interest expense resulting from litigations	(15,602)	(2,516)	(86,682)
Other	(6,599)	(2,722)	(6,689)

Finance expenses	(551,142)	(108,038)	(191,199)

Net finance income/(expense)	(242,774)	75,977	(23,727)

Late payment interest income is interest received from subscribers who pay monthly invoices after due date specified on the invoices.

Debt extinguishment cost consists of the difference between the net present value and the face value of the long term syndicated loan on the date of payment.

Interest expense on borrowings capitalized on fixed assets amounts to $11,268, $7,089 and $506 for the year ended 31 December 2007, 2006 and 2005, respectively.

11.	Income tax expense

	2007	2006	2005
Current tax expense
Current period	(412,521)	(310,665)	(69,751)

	(412,521)	(310,665)	(69,751)

Deferred tax benefit/(expense)
Origination and reversal of temporary differences	56,769	14,036	(284,335)
Benefit of investment incentive recognized	31,369	29,959	60,646
Utilisation of previously unrecognised tax losses	1,965	6,237	2,968
Reduction in tax rate	—	(152,809)	—

	90,103	(102,577)	(220,721)

Total income tax expense	(322,418)	(413,242)	(290,472)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Income tax recognized directly in equity is amounting to $755, $656 and $231 for the year ended 31 December 2007, 2006 and 2005, respectively.

Reconciliation of effective tax rate

The reported income tax expense for the year ended 31 December 2007, 2006 and 2005 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		2007		2006		2005
Profit for the period		1,319,248		832,918		747,453
Total income tax expense		322,418		413,242		290,472

Profit excluding income tax		1,641,666		1,246,160		1,037,925

Income tax using the Company’s domestic tax rate	20%	(328,333)	20%	(249,232)	30%	(311,378)
Effect of tax rates in foreign jurisdictions	—	7,960	(1)%	8,954	—	(4,495)
Tax exempt income	(1)%	9,724	(1)%	7,703	(1)%	12,502
Non deductible expenses	2%	(25,118)	1%	(13,452)	5%	(48,113)
Tax incentives	(2)%	31,369	(2)%	29,959	(6)%	60,646
Change in tax rate	—	—	12%	(152,809)	—	—
Recognition of previously unrecognized tax losses	—	1,965	(1)%	6,237	—	2,968
Unrecognized deferred tax assets	2%	(28,319)	3%	(37,120)	1%	(7,922)
Deferred taxes on undistributed earnings of subsidiary	—	—	1%	(15,109)	—	—
Other	(1%)	8,334	—	1,627	(1)%	5,320

Total income tax expense	20%	(322,418)	33%	(413,242)	28%	(290,472)

The income taxes payable of $443,194 and $309,470 as at 31 December 2007 and 2006, respectively, represents the amount of income taxes payable in respect of related taxable profit for the year ended 31 December 2007 and 2006.

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

According to the Income Tax Law which was published in Official Gazette on 8 April 2006, the investment allowance application has been abolished effective from 1 January 2006. Accordingly, tax payers have been granted an option to use the tax benefits of investment incentive certificates given that they file tax returns at 30% corporate tax rate; or file tax returns at 20% corporate tax rate (which is the new comparable tax rate effective from 1 January 2006) without using the tax benefits of investment incentive certificates. The Company used the tax benefit of investment incentive certificates which provides 0.2% net benefit on

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

corporate taxes. However, the respective law allows the taxpayers to utilize their investment allowance rights obtained under the scope of the previous provisions only from their income generated in the years 2006, 2007 and 2008.

12.	Property, plant and equipment

	Balance at 1 January 2006	Additions	Disposals	Transfers	Effect of movements in exchange rates	Balance at 31 December 2006
Cost or deemed cost
Network infrastructure (All Operational)	4,220,485	14,453	(1,897)	424,458	(180,707)	4,476,792
Land and buildings	250,517	3,972	(386)	10,874	(11,269)	253,708
Equipment, fixtures and fittings	292,428	6,634	(1,597)	7,675	(12,657)	292,483
Motor vehicles	18,982	589	(915)	15	(853)	17,818
Leasehold improvements	137,196	544	(17)	—	(5,893)	131,830
Construction in progress	385,367	344,185	—	(443,022)	(19,343)	267,187

Total	5,304,975	370,377	(4,812)	—	(230,722)	5,439,818

Accumulated Depreciation
Network infrastructure (All Operational)	2,714,156	465,549	(1,261)	—	(115,296)	3,063,148
Land and buildings	59,342	10,615	—	—	(2,514)	67,443
Equipment, fixtures and fittings	248,763	16,649	(1,228)	—	(10,918)	253,266
Motor vehicles	14,991	1,895	(632)	—	(653)	15,601
Leasehold improvements	125,013	3,825	(15)	—	(5,454)	123,369

Total	3,162,265	498,533	(3,136)	—	(134,835)	3,522,827

Total property, plant and equipment	2,142,710	(128,156)	(1,676)	—	(95,887)	1,916,991

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Balance at 1 January 2007	Additions	Disposals	Transfers	Effect of movements in exchange rates	Balance at 31 December 2007
Cost or deemed cost
Network infrastructure (All Operational)	4,476,792	77,393	(394,103)	460,982	862,675	5,483,739
Land and buildings	253,708	29,474	(124)	—	45,214	328,272
Equipment, fixtures and fittings	292,483	14,870	(8,609)	2,651	55,903	357,298
Motor vehicles	17,818	819	(5,033)	—	3,648	17,252
Leasehold improvements	131,830	1,304	(188)	—	21,016	153,962
Construction in progress	267,187	452,268	—	(463,633)	52,947	308,769

Total	5,439,818	576,128	(408,057)	—	1,041,403	6,649,292

Accumulated Depreciation
Network infrastructure (All Operational)	3,063,148	501,390	(385,685)	—	663,137	3,841,990
Land and buildings	67,443	11,785	(42)	—	14,842	94,028
Equipment, fixtures and fittings	253,266	17,747	(8,522)	—	64,223	326,714
Motor vehicles	15,601	1,286	(4,866)	—	3,377	15,398
Leasehold improvements	123,369	707	(122)	—	25,313	149,267

Total	3,522,827	532,915	(399,237)	—	770,892	4,427,397

Total property, plant and equipment	1,916,991	43,213	(8,820)	—	270,511	2,221,895

Depreciation expenses for the year ended 31 December 2007, 2006 and 2005 are $532,915, $498,533 and $530,329, respectively.

Leased assets

The Group leases equipments under a number of finance lease agreements. As at the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. At 31 December 2007, net carrying amount of fixed assets acquired under finance leases amounted to $95,751 (31 December 2006: $92,956).

Property, plant and equipment under construction

Construction in progress consisted of expenditures in GSM network of the Company, Astelit and Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and non-operational items as at 31 December 2007 and 2006.

As at 31 December 2007, a mortgage is placed on Izmir and Davutpasa buildings amounting to $1,288 and $429, respectively (31 December 2006: $1,067 and $356, respectively).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized in 25 years with a carrying amount of $602,070 as at 31 December 2007 (31 December 2006: $531,598). The amortization period of the licence will end in 2023.

	Balance at 1 January 2006	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 December 2006
Cost
GSM and other telecommunication operating licences	940,015	242	—	7,574	(45,404)	902,427
Computer Software	1,454,453	13,356	(204)	163,531	(65,802)	1,565,334
Transmission Lines	31,735	1,287	(305)	9	(1,440)	31,286
Central Betting System Operating Right	4,431	201	(393)	—	(201)	4,038
Customer Base	1,255	—	—	—	—	1,255
Other	79	3	—	—	2	84
Construction in progress	—	219,293		(171,114)	(614)	47,565

Total	2,431,968	234,382	(902)	—	(113,459)	2,551,989

Accumulated Amortization
GSM and other telecommunication operating licences	280,629	58,875	—	—	(11,675)	327,829
Computer Software	833,459	168,192	(70)	—	(35,068)	966,513
Transmission Lines	16,660	3,067	(34)	—	(707)	18,986
Central Betting System Operating Right	2,146	1,038	(393)	—	(80)	2,711
Customer Base	1,002	297	—	—	(44)	1,255
Other	17	11	—	—	(1)	27

Total	1,133,913	231,480	(497)	—	(47,575)	1,317,321

Total intangible assets	1,298,055	2,902	(405)	—	(65,884)	1,234,668

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Balance at 1 January 2007	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 December 2007
Cost
GSM and other telecommunication operating licences	902,427	29,972	—	16,636	168,520	1,117,555
Computer Software	1,565,334	13,391	(3,472)	188,137	309,381	2,072,771
Transmission Lines	31,286	1,917	—	—	6,471	39,674
Central Betting System Operating Right	4,038	55	—	—	835	4,928
Customer Base	1,255	—	—	—	260	1,515
Other	84	245	—	20	(254)	95
Construction in progress	47,565	161,405	—	(204,793)	—	4,177

Total	2,551,989	206,985	(3,472)	—	485,213	3,240,715

Accumulated Amortization
GSM and other telecommunication operating licences	327,829	50,341	—	—	63,411	441,581
Computer Software	966,513	205,052	(766)	—	219,992	1,390,791
Transmission Lines	18,986	3,467	—	—	4,332	26,785
Central Betting System Operating Right	2,711	1,173	—	—	692	4,576
Customer Base	1,255	—	—	—	260	1,515
Other	27	29	—	—	8	64

Total	1,317,321	260,062	(766)	—	288,695	1,865,312

Total intangible assets	1,234,668	(53,077)	(2,706)	—	196,518	1,375,403

Amortization expenses for the year ended 31 December 2007, 2006 and 2005 are $260,062, $231,480 and $220,038, respectively.

14.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the year ended 31 December 2007, 2006 and 2005 are $64,906, $78,616 and $68,234, respectively. Summary financial information for equity accounted investees, not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities
31 December 2007
Fintur (associate)	41.45%	418,485	1,390,361	1,808,846	235,264	31,355	266,619
A-Tel (joint venture)	50.00%	85,473	287,790	373,263	15,939	57,707	73,646

		503,958	1,678,151	2,182,109	251,203	89,062	340,265

31 December 2006
Fintur (associate)	41.45%	310,410	1,103,420	1,413,830	255,319	47,445	302,764
A-Tel (joint venture)	50.00%	103,446	105	103,551	12,301	247	12,548

		413,856	1,103,525	1,517,381	267,620	47,692	315,312

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Revenue	Direct cost of revenue	Profit for the period
2007
Fintur (associate)	1,486,390	(609,494)	262,850
A-Tel (joint venture)	92,791	(95,033)	7,058

	1,579,181	(704,527)	269,908

2006
Fintur (associate)	1,161,432	(463,277)	194,790
A-Tel (joint venture)*	31,472	(4,868)	24,208

	1,192,904	(468,145)	218,998

2005
Fintur (associate)	853,571	(348,239)	162,311

	853,571	(348,239)	162,311

*	Since A-tel was acquired in August 2006, summary financial information of A-tel is given for the five months ended 31 December 2006.

In 2006, the Group acquired a 50% investment in A-Tel. Details of the transaction and A-Tel’s operations are described in note 7. The Company’s investment in Fintur and A-Tel amounts to $515,079 and $149,306, respectively as at 31 December 2007 (31 December 2006: $376,272 and $147,568).

15.	Other investments

Non-current investments:

		2007		2006
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	6.24	29,077	6.24	24,093
T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	9.23	13,277	8.23	11,002

			42,354		35,095

In 2003, the Group acquired a 6.24% interest in Aks TV and a 8.23% interest in T-Medya, media companies owned by Cukurova Group. On 27 June 2007, T-Medya took over Asli Gazetecilik ve Matbaacilik AS and, as a result of this restructuring, interest of the Group in T-Medya increased from 8.23% to 9.23%.

Investment in Aks TV and T-Medya is classified as available-for-sale financial assets. However, there is not active market available for these equity instruments, and application of valuation techniques is impracticable. Accordingly, the Company measured these investments at cost.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Current investments:

	2007	2006
Held-to-maturity investments	—	7,045
Government bonds, treasury bills	—	7,045
Available-for-sale financial assets	28,218	54,688
Government bonds, treasury bills	1,738	20,683
Foreign investment equity funds	26,480	34,005

	28,218	61,733

Interest bearing available-for-sale USD denominated and EUR denominated government bonds and treasury bills with a carrying amount of $1,440 and $298, respectively as at 31 December 2007 (31 December 2006: TRY denominated $18,961, USD denominated $1,449 and EUR denominated $273) have stated interest rates of Libor+1.0%-Libor+1.6% (31 December 2006: Libor+1.0% -Libor+1.6%) and Euribor+1.8% (31 December 2006: Euribor+1.8%), respectively and mature in 2 to 3 years (31 December 2006: 2 to 4 years).

Foreign investment equity funds are denominated in USD with a carrying amount of $26,480 as at 31 December 2007 (31 December 2006: $34,005).

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in Note 28.

16.	Other non-current assets

	2007	2006
Prepaid expenses	28,365	12,687
Prepayment for subscriber acquisition cost	6,347	—
Deposits and guarantees given	5,621	2,275
Restricted cash	—	105,378
Others	3,838	1,125

	44,171	121,465

Subscriber acquisition costs are subsidies to the subscribers for the handsets, under which Astelit can enforce the minimum customer contract period and can determine revenues that can be linked to individual contracts.

As at 31 December 2006, restricted cash represents amounts deposited at banks as guarantees in connection with the loans used by the Group, which was released on 24 January 2008.

17.	Deferred tax assets and liabilities

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2007	2006
Deductible temporary differences	457	227
Tax credit carry forwards	—	117
Tax losses	48,604	49,633

Total unrecognised deferred tax assets	49,061	49,977

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

As at 31 December 2007, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2003	40	2008
2004	1,443	2009
2005	1,414	2010
2006	5,442	2011
2007	16,428	2012 thereafter

As at 31 December 2007, net operating loss carry forwards which will be carried indefinitely are as follows:

Year Originated	Amount
2006	125,354
2007	48,855

The Budget Law enacted for 2007 in Ukraine disallowed carry-forwards of the tax losses accumulated before 1 January 2006. Astelit decreased its unrecognized deferred tax assets amounting to $24,761 as at 31 December 2007.

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2007 and 2006 are attributable to the following:

	Assets		Liabilities		Net
	2007	2006	2007	2006	2007	2006
Property, plant & equipment and intangible assets	872	—	(201,602)	(227,822)	(200,730)	(227,822)
Investment	—	—	(7,816)	(30,246)	(7,816)	(30,246)
Provisions	67,562	47,334	—	(204)	67,562	47,130
Other items	11,436	12,459	(917)	(4)	10,519	12,455
Tax credit carry forwards	523	5,275	—	—	523	5,275

Tax assets / (liabilities)	80,393	65,068	(210,335)	(258,276)	(129,942)	(193,208)

Set off of tax	(77,947)	(62,016)	77,947	62,016	—	—

Net tax assets / (liabilities)	2,446	3,052	(132,388)	(196,260)	(129,942)	(193,208)

All temporary differences are recognized in profit or loss except for the deferred tax effects of change in fair value of available-for-sale financial assets amounting $1,331, $656 and $231 as at 31 December 2007, 2006 and 2005, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

18.	Trade receivables and accrued income

	2007	2006
Receivables from subscribers	277,519	156,111
Accrued service income	167,194	95,686
Accounts and checks receivable	87,538	53,244
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	26,312	13,932

	558,563	318,973

Trade receivables are shown net of allowance for doubtful debts amounting to $181,746 as at 31 December 2007 (31 December 2006: $133,615). The impairment loss recognized for the year ended 31 December 2007, 2006 and 2005 are $35,142, $30,513 and $24,789, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed.

Receivables from Turk Telekom as at 31 December 2007 and 2006 represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $109,322 and $32,308 as at 31 December 2007 and 2006, respectively.

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in Note 28.

19.	Other current assets

	2007	2006
Restricted cash	125,304	107
Prepaid expenses	61,056	45,391
Income accruals	36,338	15,807
Value added tax (“VAT”) receivable	27,688	38,254
Prepayment for subscriber acquisition cost	14,704	10,795
Advances to suppliers	14,196	7,628
Other	12,248	7,671

	291,534	125,653

As at 31 December 2007, restricted cash represents amounts deposited at banks as guarantees in connection with the loans used by the Group, which was released on 24 January 2008.

Subscriber acquisition costs are subsidies to the subscribers for the handsets, under which Astelit can enforce the minimum customer contract period and can determine revenues that can be linked to individual contracts.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Cash and cash equivalents

	2007	2006
Cash in hand	205	114
Checks received	999	8,644
Banks	3,093,906	1,589,401
-Demand deposits	185,551	135,039
-Time deposits	2,908,355	1,454,362
Bonds and bills	190	481

Cash and cash equivalents	3,095,300	1,598,640
Bank overdrafts	(2,125)	(285)

Cash and cash equivalents in the statement of cash flows	3,093,175	1,598,355

As at 31 December 2007, cash and cash equivalents amounting to $60,000 (31 December 2006: $25,011) were deposited in banks, that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 28.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Capital and reserves

Reconciliation of movement in capital and reserves

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Legal Reserves	Fair Value Reserve	Translation Reserve	Retained Earnings	Total	Minority Interest	Total Equity
Balance at 1 January 2005	1,207,142	415	50,458	—	(13,935)	1,670,402	2,914,482	65,514	2,979,996
Increase in capital	169,092	—	—	—	—	(169,092)	—	—	—
Transfer to legal reserves	—	—	49,503	—	—	(49,503)	—	—	—
Total recognized income and expense	62,732	19	4,526	800	(6,762)	832,906	894,221	(24,793)	869,428
Dividends paid	—	—	—	—	—	(182,176)	(182,176)	—	(182,176)
Change in minority interest	—	—	—	—	—	—	—	23,073	23,073

Balance at 31 December 2005	1,438,966	434	104,487	800	(20,697)	2,102,537	3,626,527	63,794	3,690,321

Balance at 1 January 2006	1,438,966	434	104,487	800	(20,697)	2,102,537	3,626,527	63,794	3,690,321
Increase in capital	197,238	—	—	—	—	(197,238)	—	—	—
Transfer to legal reserves	—	—	43,786	—	—	(43,786)	—	—	—
Total recognized income and expense	—	—	—	2,015	(135,275)	875,491	742,231	(42,573)	699,658
Dividends paid	—	—	—	—	—	(342,166)	(342,166)	—	(342,166)
Acquisition of minority shares	—	—	—	—	—	—	—	(17,591)	(17,591)
Change in minority interest	—	—	—		—	—	—	87,745	87,745

Balance at 31 December 2006	1,636,204	434	148,273	2,815	(155,972)	2,394,838	4,026,592	91,375	4,117,967

Balance at 1 January 2007	1,636,204	434	148,273	2,815	(155,972)	2,394,838	4,026,592	91,375	4,117,967
Transfer to legal reserves	—	—	108,561	—	—	(108,561)	—	—	—
Total recognized income and expense	—	—	—	2,666	825,570	1,350,162	2,178,398	(45,182)	2,133,216
Dividends paid	—	—	—	—	—	(411,913)	(411,913)	(45,712)	(457,625)
Change in minority interest	—	—	—	—	—	—	—	137,647	137,647

Balance at 31 December 2007	1,636,204	434	256,834	5,481	669,598	3,224,526	5,793,077	138,128	5,931,205

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Share capital

As at 31 December 2007, common stock represented 2,200,000,000 (31 December 2006: 2,200,000,000) authorized, issued and fully paid shares with a par value of TRY 1 each. In accordance with the Law No. 5083 with respect to TRY, on 9 May 2005, par value of each share is registered to be one TRY.

In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001 shall be merged and each unit of share having a nominal value of TRY 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001 to one ordinary share having a nominal value of TRY 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will have a value of TRY 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TRY 1 which is consented by Capital Markets Board of Turkey (“CMB”). Accordingly, number of shares data is adjusted for the effect of this merger.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign and domestic operations from their functional currencies to presentation currency of USD.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets including deferred tax effects until the investments are derecognized or the asset is impaired.

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits. First level legal reserves are set aside 5% of the distributable income per statutory accounts each year. The ceiling on the first legal reserves is 20% of the paid-up capital. The reserve requirement ends when the 20% of paid-up capital level has been reached. Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital). There is no ceiling for second legal reserves and they are accumulated every year.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s lower of distributable profit based on the financial statements prepared in accordance with the accounting principles accepted by the CMB or statutory records, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of and amendment by the Board of Directors and the General Assembly of Shareholders.

On 27 February 2008, Board of Directors of the Company decided to distribute dividends amounting to TRY 648,714 (equivalent to $556,979 as at 31 December 2007), which represented 50% of distributable income. This represents a net cash dividend of full TRY 0.294870 (equivalent to full $0.253172 in full as at 31 December 2007). Dividend distribution is subject to approval on ordinary General Assembly which will be held on 25 April 2008.

	2008		2007		2006
	TRY	USD	TRY	USD*	TRY	USD*
Cash dividends	648,714	556,979	567,040	411,913	509,075	342,166
Stock dividends	—	—	—	—	345,113	231,962

	648,714	556,979	567,040	411,913	854,188	574,128

*	USD equivalents of dividends are computed by using the Central Bank of Turkey’s TRY/USD exchange rate on 23 March 2007 and 22 May 2006, which are the dates that the General Assembly of Shareholders approved the dividend distribution.

On 17 January 2007, Board of Directors of Inteltek decided to distribute dividends amounting to TRY 139,838 (equivalent to $120,064 and $101,582 as at 31 December 2007 and 23 March 2007, respectively). Dividend distribution was approved at ordinary General Assembly meeting dated 23 March 2007, and TRY 62,927 (equivalent to $54,029 and $45,712 as at 31 December 2007 and 23 March 2007) of the total dividend was paid to minority shareholders.

22.	Earnings per share

The calculation of basic and diluted earnings per share as at 31 December 2007 were based on the profit attributable to ordinary shareholders for the year ended 31 December 2007, 2006 and 2005 of $1,350,162, $875,491 and $772,246, respectively and a weighted average number of shares outstanding during the year ended 31 December 2007, 2006 and 2005 of 2,200,000,000 calculated as follows:

	2007	2006	2005
Numerator:
Net profit for the period	1,350,162	875,491	772,246

Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.613710	0.397951	0.351021

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

All share amounts and per share figures reflected in the Company’s historical financial statements have been retrospectively restated for the stock splits and stock dividends. Total effects of restatements in the number of shares are as follows:

	2007	2006	2005*
Number of shares at 1 January	2,200,000,000	1,854,887,341	1,474,639,361
Effects of stock dividends	—	51,661,781	146,156,379
Effects of stock splits	—	293,450,878	234,091,601

Number of shares at 31 December	2,200,000,000	2,200,000,000	1,854,887,341

*	The figures do not include the retrospectively restatement effect for the stock dividend and stock splits of 2006.

23.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk and payment schedule for interest bearing loans, see note 28.

	2007	2006
Non-current liabilities
Unsecured bank loans	140,404	5,720
Secured bank loans	—	107,783

	140,404	113,503

Current liabilities
Current portion of unsecured bank loans	—	190,770
Current portion of secured bank loans	125,388	335,305
Unsecured bank facility	494,098	—
Current portion of finance lease liabilities	69	8

	619,555	526,083

On 30 December 2005, Astelit, together with ING Bank N.V. (“ING Bank”) and Standard Bank London Ltd. (“Standard Bank”), finalized a syndicated long term project financing of $390,000. $368,732 of that facility had been utilized.

By the end of 2006, Turkcell management decided to take over all or a portion of the rights and obligations of Astelit’s senior creditors, who may decline to participate in the facilities following the implementation of new restructuring. On 19 April 2007, Astelit sent a letter accompanied by a term sheet, to ING Bank, the Facility Agent. With this term sheet, Astelit proposed restructuring of senior syndicated facility and notified that in case of some or all of the creditors do not consent to the proposed amendments, the Company shall purchase the loans and commitments held by such non-consenting creditors. Since the creditors did not consent to the proposed amendments, Astelit repaid to the lenders under the syndicated long term project financing on 27 June 2007 through obtaining borrowings from Financell, a wholly owned subsidiary of the Company. According to the market conditions and its financial performance, Astelit will redeem loans to Financell within the next 18 months from 27 June 2007 through a new financing package.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Besides, as part of the project financing package, a long term junior facility up to $150,000 (including interest amounting to $24,000) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank TAS Malta Branch. The junior facility is fully guaranteed by the Company. This facility has been fully utilized as at 31 December 2007.

On 9 January 2007, Board of Directors of the Company mandated Akbank T.A.S., Citibank N.A., Turkiye Garanti Bankasi AS, HSBC Bank Plc, J.P. Morgan Plc and Standard Bank Plc as lead arrangers for an unsecured syndicated financing through a committed facility amounting to $3,000,000. The facility agreement has been signed on 26 February 2007. Since the Company did not foresee any financing need for the near future, the facility agreement was terminated as of 29 May 2007.

Significant portion of the loans are borrowed by Financell. In accordance with the financing agreements with HSBC Bank Plc, the Group shall not cease its control on Financell and there shall not be a change of control within the Company. In the event of any case, the creditor reserves the right to terminate the facility.

The loan amounting to EUR denominated $117,469 borrowed from West LB A.G., whose maturity was June 2008, was paid before its maturity on 24 January 2008.

As at 31 December 2007, the Group is not subject to any financial covenants or ratios with respect to its borrowings.

Terms and conditions of outstanding loans are as follows:

				2007			2006
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount
Secured bank loans*	EUR	2008	Floating	Euribor+0.8%	117,469	125,388	Euribor+0.8%	105,378	107,783
Secured bank loans**	USD	2011	Floating	—	—	—	Libor+1.5%-4.5%	368,732	335,305
Unsecured bank loans	USD	2008	Floating	Libor+0.6%	20,500	20,686	—	—	—
Unsecured bank loans	USD	2008	Floating	Libor+0.6%-0.8%	449,000	449,423	—	—	—
Unsecured bank loans	USD	2012	Floating	Libor+2.3%	140,226	140,365	Libor+2.6%-3.5%	184,000	190,770
Unsecured bank loans***	EUR	2007	Floating	—	—	—	Euribor+0.7%	3,952	3,906
Unsecured bank loans	EUR	2008	Floating	—	—	—	Euribor+0.7%	1,976	1,814
Unsecured bank loans	EUR	2008	Floating	Euribor+0.7%	23,494	23,571	—	—	—
Other unsecured bank loans					—	457		—	—
Finance lease liabilities	USD	2008	Fixed	8.0%	58	69	7.0%-9.0%	10	8

					750,747	759,959		664,048	639,586

*	Guarantee of the bank loan is restricted cash deposited at banks amounted to $125,304, which was released on 24 January 2008 due to loan repayment before the maturity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

**	Although the scheduled repayment was in 2011, Astelit repaid the loan on 27 June 2007.
***	Although the scheduled repayment was in 2008, Tellcom repaid the loan in October 2007; therefore, maturity of the loan has been presented as 2007.

24.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate of 5.7%.

Movement in the reserve for employee termination benefits as at 31 December 2007 is as follows:

	2007	2006
Balance at 1 January	17,648	16,600
Provision set during the period	6,184	4,365
Payments made during the period	(3,108)	(3,962)
Unwind of discount	2,303	1,371
Effect of change in foreign exchange rate	4,202	(726)

Balance at 31 December	27,229	17,648

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated income statement as incurred. The Group incurred $1,253, $1,014 and $827 in relation to defined contribution retirement plan for the year ended 31 December 2007, 2006 and 2005, respectively.

25.	Deferred income

Deferred income is mainly consists of counters sold but not used by prepaid subscribers and it is classified as current as of the reporting date. The amount of deferred income is $324,815 and $184,337 as at 31 December 2007 and 2006, respectively.

26.	Provisions

	Legal	Bonus	Total
Balance at 1 January 2006	15,106	17,887	32,993
Provision made during the period	—	28,651	28,651
Provisions used during the period	(4,961)	(26,014)	(30,975)
Unwind of discount	—	21	21
Effect of change in foreign exchange rate	(686)	(770)	(1,456)

Balance at 31 December 2006	9,459	19,775	29,234

Balance at 1 January 2007	9,459	19,775	29,234
Provision made during the period	14,478	41,040	55,518
Provisions used during the period	—	(21,605)	(21,605)
Unwind of discount	—	(93)	(93)
Effect of change in foreign exchange rate	1,957	6,123	8,080

Balance at 31 December 2007	25,894	45,240	71,134

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

In note 31, under legal proceedings section, detailed explanations are given with respect to legal provisions in the captions under “Disputes on Turk Telekom Transmission Lines Leases” and “Dispute on Special Transaction Taxation Regarding Prepaid Card Sales”.

The bonus provision totalling to $45,240 and $19,775 comprises only the provision for the year ended 31 December 2007 and 2006, respectively and paid in February 2008 and March 2007, respectively.

27.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2007 and 2006 is as follows:

	2007	2006
Taxes and withholdings payable	258,566	195,132
Payables to other suppliers	181,496	134,227
Payables to Ericsson companies	85,689	35,503
Selling and marketing expense accrual	48,705	35,613
License fee accrual	41,196	43,052
Roaming expense accrual	39,637	9,680
Telecommunications Authority share accrual	21,979	16,222
Interconnection payables	21,412	69,399
Transmission fee accrual	9,875	7,723
Deposits and guarantees taken from agents	8,295	—
Interconnection accrual	5,771	3,330
Payables to Turkish Republic of Northern Cyprus Tax Office	3,000	—
Payout payables to fixed odds betting players	813	6,419
Other	32,585	23,121

	759,019	579,421

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

Selling and marketing expense accruals are mainly resulted from services received from third parties related to marketing activities of the Company which are not yet invoiced.

In accordance with the license agreement, Turkcell pays 90% of the ongoing license fee, which equals to the 15% of its gross revenue, to the Turkish Treasury and 10% as universal service fund to the Turkish Ministry.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 28.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Note	2007	2006
Due from related parties-long term	32	68,871	72,506
Other non-current assets	16	7,671	108,778
Available-for-sale financial assets	15	28,218	54,688
Held-to-maturity investments	15	—	7,045
Due from related parties-short term	32	52,482	66,101
Trade receivables and accrued income	18	558,563	318,973
Other current assets	19	169,378	22,131
Cash and cash equivalents	20	3,095,095	1,598,526

		3,980,278	2,248,748

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2007	2006
Receivable from subscribers	443,705	249,810
Receivables from distributors and other operators	137,363	95,162
Other	10,577	2,642

	591,645	347,614

Impairment losses

The movement in the allowance for impairment in respect of trade receivables as at 31 December 2007 and 2006 is as follows:

	2007	2006
Opening balance	133,615	149,209
Impairment loss recognised	35,142	30,513
Write-off	(16,876)	(39,387)
Effect of change in foreign exchange rate	29,865	(6,720)

Closing balance	181,746	133,615

The impairment loss recognised of $35,142, $30,513 and $24,789 for the year ended 31 December 2007, 2006 and 2005, respectively, relates to its estimate of incurred losses in respect of receivables from subscribers.

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off against the trade receivable directly.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	2007							2006
	Carrying amount	Contractual cash flows	6 months or less	6 - 12 months	1 - 2 years	2 - 5 years	More than 5 years	Carrying amount	Contractual cash flows	6 months or less	6 - 12 months	1 - 2 years	2 - 5 years	More than 5 years
Non-derivative financial
Liabilities
Secured bank loans	125,388	(127,950)	(127,950)	—	—	—	—	443,088	(594,547)	(19,594)	(19,375)	(169,403)	(386,175)	—
Unsecured bank loans	634,502	(710,339)	(479,020)	(40,620)	(11,065)	(179,634)	—	196,490	(283,454)	(70,433)	(5,332)	(17,029)	(33,078)	(157,582)
Finance lease liabilities	69	(69)	(69)	—	—	—	—	8	(10)	(10)	—	—	—	—
Trade and other payables	758,223	(767,125)	(767,125)	—	—	—	—	579,383	(585,745)	(585,745)	—	—	—	—
Other non-current liabilities	—	—	—	—	—	—	—	8,683	(9,704)	—	—	(9,704)	—	—
Bank overdraft	2,125	(2,125)	(2,125)	—	—	—	—	285	(285)	(285)	—	—	—	—

TOTAL	1,520,307	(1,607,608)	(1,376,289)	(40,620)	(11,065)	(179,634)	—	1,227,937	(1,473,745)	(676,067)	(24,707)	(196,136)	(419,253)	(157,582)

Current cash debt coverage ratio as at 31 December 2007 and 2006 is as follows:

	2007	2006
Cash and cash equivalents	3,095,300	1,598,640
Current liabilities	2,237,820	1,635,674
Current cash debt coverage ratio	138%	98%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	2006
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-long term	70,417	—	—
Other non-current assets	127	80,000	—
Other investments	28,524	5,468	—
Due from related parties-short term	22,433	74	—
Trade receivables and accrued income	20,311	462	—
Other current assets	487	61	—
Cash and cash equivalents	723,042	87,020	—

	865,341	173,085	—

Foreign currency denominated liabilities
Loans and borrowings-long term	—	(84,500)	—
Other non-current liabilities	(7,006)	—	—
Loans and borrowings-short term	(552,732)	—	—
Trade and other payables	(56,588)	(10,981)	(93,948)
Due to related parties	(1,074)	(1,329)	—

	(617,400)	(96,810)	(93,948)

Net exposure	247,941	76,275	(93,948)

	2007
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-long term	68,871	770	—
Other non-current assets	5	2,136	—
Other investments	27,920	203	—
Due from related parties-short term	6,681	97	—
Trade receivables and accrued income	31,710	2,839	10
Other current assets	4,595	949	3
Cash and cash equivalents	1,806,527	88,416	5,901

	1,946,309	95,410	5,914

Foreign currency denominated liabilities
Loans and borrowings-long term	—	—	—
Other non-current liabilities	—	—	—
Loans and borrowings-short term	(79,500)	(96,000)	—
Trade and other payables	(74,706)	(43,799)	(312,531)
Due to related parties	(546)	(700)	—

	(154,752)	(140,499)	(312,531)

Net exposure	1,791,557	(45,089)	(306,617)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date Closing Rate
	2007	2006	2007	2006
USD	1.3031	1.4313	1.1647	1.4056
EUR	1.7827	1.7974	1.7102	1.8515
SEK	0.1918	0.1931	0.1798	0.2036

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, both short-term and long-term purchase contracts. The analysis excludes net foreign currency investments. Changes in the fair values of forward contracts and currency options are also included in the sensitivity analysis, however, offsetting changes in the valuation of the underlying transaction are not included.

10% strengthening of the Turkish Lira against the following currencies as at 31 December 2007 and 2006 would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2007	2006
USD	(179,156)	(24,794)
EUR	6,621	(10,047)
SEK	4,734	1,360

10% weakening of the Turkish Lira against the following currencies as at 31 December 2007 and 2006 would have increased/ (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2007	2006
USD	179,156	24,794
EUR	(6,621)	10,047
SEK	(4,734)	(1,360)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Interest rate risk

Effective interest rates and repricing analysis:

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their average effective interest rates as at 31 December 2007 and 2006 in which they mature or, if earlier, reprice.

		2007		2006
	Note	Effective interest Rate	Carrying amount	Effective interest rate	Carrying amount
Fixed rate instruments
Time deposits	20
USD		5.7%	1,788,951	5.6%	721,003
EUR		5.8%	132,758	3.7%	104,864
TRY		19.5%	985,766	23.1%	621,042
Other		—	880	—	7,453
Restricted cash	19	4.3%	125,304	4.3%	105,485
Held-to-maturity securities	15	—	—	23.4%	7,045
Finance lease obligations	23	8.3%	(69)	9.9%	(8)

Variable rate instruments
Available-for-sale securities	15
Foreign inv. equity funds		*	26,480	*	34,005
Gov. bonds, treasury bills
USD		6.5%	1,440	6.3%	1,449
EUR		4.7%	298	4.4%	273
TRY		—		22.1%	18,961
Secured bank loans	23
USD floating rate loans		—	—	11.7%	(335,305)
EUR floating rate loans**		4.4%	(125,388)	4.4. %	(107,783)
Unsecured bank loans	23
USD floating rate loans		6.7%	(610,474)	7.8%	(190,770)
EUR floating rate loans		5.3%	(23,571)	4.4%	(5,720)
Other		—	(457)	—	—

*	Effective interest rate is not calculated for foreign investment equity funds since they have no coupon payments.
**	Loan agreement was closed on floating rate basis. However, interest rate is fixed since there is only one interest payment till maturity.

Fair value sensitivity analysis for fixed rate instruments:

The Group does not account for any fixed rate assets and liabilities at fair value through profit or loss and equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Cash flow sensitivity analysis for variable rate instruments:

A change of 1% in interest rates as at 31 December 2007 would have increased/ (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2007 and 2006.

	Profit or loss		Equity
	1% increase	1% decrease	1% increase	1% decrease
31 December 2007
Variable rate instruments	(4,898)	4,898	32	(32)

Cash flow sensitivity (net)	(4,898)	4,898	32	(32)

31 December 2006
Variable rate instruments	(18,001)	18,001	69	(69)

Cash flow sensitivity (net)	(18,001)	18,001	69	(69)

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the balance sheet are as follows:

		2007		2006
	Note	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Due from related parties-long term	32	68,871	68,871	72,506	72,506
Other non-current assets*	16	7,671	7,671	108,778	108,778
Available-for-sale securities	15	28,218	28,218	54,688	54,688
Held-to-maturity securities	15	—	—	7,045	7,048
Option contracts	15	—	—	—	—
Due from related parties-short term	32	52,482	52,482	66,101	66,101
Trade receivables and accrued income	18	558,563	558,563	318,973	318,973
Other current assets*	19	169,378	169,378	22,131	22,131
Cash and cash equivalents	20	3,095,300	3,095,300	1,598,640	1,598,640

Financial liabilities
Loans and borrowings—long term	23	(140,404)	(140,404)	(113,503)	(113,503)
Bank overdrafts	20	(2,125)	(2,125)	(285)	(285)
Loans and borrowings—short term	23	(619,555)	(619,555)	(526,083)	(526,083)
Trade and other payables	27	(759,019)	(759,019)	(579,421)	(579,421)
Due to related parties	32	(17,978)	(17,978)	(6,844)	(6,844)

		2,441,402	2,441,402	1,022,726	1,022,729

Unrecognized gain			—		3

*	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The methods used in determining the fair values of financial instruments are discussed in note 4.

29.	Operating leases

The Company entered into various operating lease agreements. For the year ended 31 December 2007, 2006 and 2005, total rent expenses for operating leases are $189,315, $149,734 and $134,986, respectively.

30.	Capital commitments

As at 31 December 2007, outstanding capital commitments that the Group entered into with respect to purchase of property, plant and equipment amounted to $66,502 (31 December 2006: $2,496).

Purchase Obligations

According to the “Sponsorship and Advertising Agreements” signed in the context and as an integral part of the “Restructuring Framework Agreement”, the Group committed to purchase sponsorship and advertisement from Digital Platform Iletisim Hizmetleri AS (“Digital Platform”). Outstanding purchase obligation with respect to these agreements as at 31 December 2007 amounted to $63,785 (31 December 2006: $81,785) excluding VAT.

The principal shareholder of Baytur Insaat Taahhut AS (“Baytur”), a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on 19 October 2004. The contract amount is $39,650. During 2007, Baytur settled its obligation in respect of the project and the Company wholly paid the contract amount to Baytur as at 31 December 2007 (31 December 2006: $34,770).

The Company is engaged with a construction company for construction of a building in Gebze Teknokent for a consideration of $9,596. The construction is expected to be completed during 2008. The Company paid $343 to this company within the scope of this agreement as at 31 December 2007.

Guarantees

As at 31 December 2007, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations amounting to TRY 243,267 (equivalent to $208,867 as at 31 December 2007) (31 December 2006: $51,134).

31.	Contingencies

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

Coverage: The Company had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License’s effective date. The Company has completed its related liabilities with respect to coverage as at 31 December 2007.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls. The Company has completed its related liabilities with respect to service offering as at 31 December 2007.

Service quality: In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%. The Company fulfilled the required service quality standards as at 31 December 2007.

Tariffs: Telecommunications Authority sets the initial maximum tariffs in TRY and USD. Thereafter, the revised License provides that the Telecommunications Authority will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

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

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, interest charges for late collections, and indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is effective after Danistay’s approval on 10 March 2006.

Astelit:

Astelit owns two GSM activity licenses, one is for GSM—900, one is for DCS—1800. As of 31 December 2007, Astelit owns nineteen GSM—900 and DCS 1800 frequency licenses which are regional or throughout Ukraine. In addition to the above GSM licenses, Astelit owns four licenses for local phone fixed connection with wireless access using D-AMPS standard.

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

Tellcom:

Tellcom acquired Long Distance Traffic Carrying Services License, Data Transmission Overland License, Infrastructure License and Interconnection License. Long Distance Traffic Carrying Services License is valid for 15 years and the remaining licenses are valid for 25 years.

Inteltek:

Inteltek signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football betting games. The Central Betting System Contract is scheduled to expire on 1 March 2008.

Inteltek signed another contract with Genclik ve Spor Genel Mudurlugu (“GSGM”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GSGM ceased the implementation of the Fixed Odds Betting contract starting from March 2007. Following the annulment decision, on 28 February 2007, the Turkish parliament passed a new law that allowed Spor Toto Teskilat Mudurlugu (“Spor Toto”) to hold a new tender before 1 March 2008 and sign a contract which is valid until 1 March 2008. Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with new conditions which is valid until 1 March 2008. As per the new conditions, the commission rate of Inteltek decreased to 7% as a head agent of fixed odds betting games, which was previously 12% under the former contract.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

On the other hand, a new law that enables Spor Toto to hold a new tender in 2008 has been published in the Official Gazete on 27 February 2008. According to this law, a new tender shall be initiated and until the date that the business actually starts as a result of this new tender, Spor Toto shall sign a new agreement with Inteltek at similar terms of the existing agreement for continuation of the betting games for a time period no longer than one year. Inteltek intends to participate in the new tender.

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of A Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the existing GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfilment of certain conditions.

Under the Mobile Communication License Agreement, Kibris Telekom will also pay the tax authorities of Turkish Republic of Northern Cyprus an ongoing license fee on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (“Telsim”), Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMBH (“Milleni.com”) and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”). The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the Telecommunications Authority on 23 May 2003.

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

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom), are obliged to renew their interconnection agreements within two months following the issuance of the Regulation. The Company entered into a new interconnection agreement with Globalstar on 9 September 2003, and as a result of intervention by the Telecommunications Authority, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. After the merger of Is-Tim Telekomunikasyon Hizmetleri AS (“Is-Tim”) and Aycell Haberleşme ve Pazarlama Hizmetleri AS (“Aycell”), a new company was formed with the name TT&TIM Iletisim Hizmetleri AS (“TT&TIM”). The interconnection agreement with Is-Tim was renewed with TT&TIM and the interconnection agreement with Aycell was cancelled. On 15 October 2004, TT&TIM changed its name to Avea. On the other hand, the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

business relationship on interconnection between Milleni.com and the Company has been bilaterally terminated as at 21 June 2004. On 24 May 2006, shares of Telsim were transferred to Vodafone and a new interconnection agreement was signed between the Company and Vodafone at the end of July 2006.

On 21 February 2005, Tellcom and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to the Company’s switch and the Company may convey calls to Milleni.com’s switch, in both cases, for onward transmission to their destinations. In addition, Telecommunications Authority has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price. The Telecommunications Authority may also require telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another.

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

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic. The Company and other operators have entered into interconnection agreements which set out the terms and conditions regarding the price terms as well as periodical revision of such terms. However, there were disputes between the operators regarding pricing terms and as per the Regulation, the issue had been escalated to the Telecommunications Authority by Turk Telekom, Telsim and Avea. Meanwhile, the Telecommunications Authority issued reference interconnection rates during the fourth quarter of 2004, which indicate pricing terms. Consequently, on 10 August 2005, the Telecommunications Authority issued a ‘temporary interconnection price schedule’ for the interconnection between Turk Telekom and the Company which are in line with the reference tariff structure defined by the Telecommunications Authority during the fourth quarter of 2004. Telecommunications Authority issued final reference call termination rates for all operators in the market in June 2006. These rates are lower than previously applied termination rates with the other GSM operators, as expected but reveal no change with the temporary interconnection rates applied between Turk Telekom and the Company since August 2005. Based on the Telecommunications Authority’s resolution, the Company has started to apply the new reference call termination rates with Avea starting from July 2006. In the end of

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

July 2006, the Company signed an agreement with Vodafone at more favorable rates than reference call termination rates suggested by the Telecommunications Authority which has been retrospectively effective from 24 May 2006 which is the date of transfer of shares of Telsim to Vodafone. Therefore, the Company has started to apply these more favorable rates starting from 24 May 2006 with Vodafone. For the period between 1 March 2006 and 24 May 2006, final reference call termination rates have been applied retrospectively with Telsim.

On 16 January 2007, Telecommunications Authority published “Standard Interconnection Reference Tariffs” for Turk Telekom and GSM operators. In accordance with the recommendation, the fee determined for the Company is full TRY 0.140/minute (equivalent to full $0.120/minute as at 31 December 2007) between 1 January 2007 and 28 February 2007. From 1 March 2007, the fee is full TRY 0.136/minute (equivalent to full $0.117/minute as at 31 December 2007). These “Standard Interconnection Reference Tariffs” are not necessarily directly applicable to the Company’s current or future interconnection agreements unless explicitly stated by the Telecommunications Authority at the end of the settlement procedure. However, full TRY 0.136/minute (equivalent to full $0.117/minute as at 31 December 2007) has been started to be applied between Turk Telekom and the Company starting from 1 March 2007.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on VAT on Ongoing License Fee

Starting from June 2003, the Company has begun to make payments for VAT on ongoing license fees with reservations and commenced a lawsuit against the Tax Office for the related period. On 31 December 2003, the Tax Court decided that the Company would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed this decision. On 28 March 2006, Danistay decided in line with the local court. Tax Office applied for correction of the decision. On 27 February 2007, Danistay rejected the Tax Office’s application for correction of decision. The case has been finalized. Based on the management and legal counsel’s opinion, the Company has not recorded any accrual related with this dispute in its consolidated financial statements as at and for the year ended 31 December 2007.

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TRY 3,023 (equivalent to $2,596 as at 31 December 2007) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TRY 30,068 (equivalent to $25,816 as at 31 December 2007).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. The case is still pending. As at 31 December 2007, the Company recorded a provision of TRY 13,296 (equivalent to $11,416 as at 31 December 2007) because its management and legal counsel believe that this is the most likely outcome.

Dispute on National Roaming Agreement

During the third quarter of 2001, the Company was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continuing under the supervision of the Telecommunications Authority have been subject to several lawsuits. On 26 November 2001, the Company initiated an arbitration suit in International Chamber of Commerce (“ICC”) against Turkish Ministry and Telecommunications Authority. On 25 November 2003, ICC rendered a decision stating that the case is not under its jurisdiction. The Company initiated a lawsuit for the annulment of this decision. The First Instance Court rejected the case and the Company appealed against said decision. The Supreme Court annulled the decision of the First Instance Court in favor of the Company. On 13 September 2006, local court decided to execute the Supreme Court’s decision. On 22 May 2007, the Court rejected the case. The Company appealed the decision.

In a letter dated 14 March 2002, the Telecommunications Authority subjected Is-Tim’s request for national roaming to the condition that it be reasonable, economically proportional and technically possible. Nevertheless, the Telecommunications Authority declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against Telecommunications Authority. On 14 March 2006, Danistay decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision. The appeal process is still pending.

On 9 June 2003, Turkish Competition Board (the “Competition Board”) decided that the Company abused its dominant position by refusing to enter into a national roaming agreement with Is-Tim, and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $18,736 as at 31 December 2007). On 28 March 2006, Danistay cancelled the Competition Board’s decision. Both parties have not appealed the decision and, accordingly, Danistay’s decision was finalized.

On 10 December 2004, Tax Office requested nominal amount of approximately TRY 21,822 (equivalent to $18,736 as at 31 December 2007) regarding the Competition Board’s decision. On 25 November 2005, the Administrative Court decided the cancellation of the aforementioned payment order. Both the Competition Board and Tax Office have appealed the decision. Danistay approved the Administrative Court decision. Competition Board applied for the correction of the decision of Danistay. On 6 July 2007, Danistay rejected the application for the correction of the related decision. With respect to this rejection, the decision regarding cancellation of the aforementioned payment has been finalized.

Additionally, the Telecommunications Authority decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $18,736 as at 31 December 2007). On 7 April 2004, the Company made the related payment. On 3 January 2005, with respect to the Danistay’s injunction, Telecommunications Authority paid back nominal amount of TRY 21,822 (equivalent to $18,736 as at

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31 December 2007). On 13 December 2005, Danistay decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision. The case is still pending. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual as at 31 December 2007.

On 27 October 2006, Telecom Italia SPA and TIM International N.V. initiated a lawsuit against the Company and Telsim claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International N.V. requested $2,000 with respect to this claim. On 23 July 2007, the Court sent the file to expert examination. The case is still pending. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual as at 31 December 2007.

Investigation of the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined by nominal amount of approximately TRY 6,973 (equivalent to $5,987 as at 31 December 2007) and was enjoined to cease these infringements. The Company initiated a lawsuit before Danistay for the injunction and cancellation of the decision. On 15 November 2005, Danistay cancelled the Competition Board’s decision on the ground that Competition Board infringed the procedural rules governing the investigation process.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Danistay for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. Danistay rejected the injunction request of the Company. The Company has objected to this rejection decision. Danistay rejected the Company’s objection request. Based on the decision of Competition Authority, Ankara Tax Office requested the Company to pay TRY 6,973 (equivalent to $5,987 as at 31 December 2007) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the injunction and cancellation of this payment order. The Court rejected the Company’s injunction request but decided to wait for the award to be rendered as a result of the lawsuit initiated against the said decision of Competition Authority. The Company ceased to accrue for TRY 6,973 (equivalent to $5,987 as at 31 December 2007) on its consolidated financial statements as at and for the year ended 31 December 2007 due to the aforesaid payment on 25 September 2006.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

On 22 March 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, the Company filed a lawsuit requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. After respective legal procedures, on 20 April 2004, the Company paid nominal amount of TRY 145,644 (equivalent to $125,049 as at 31 December 2007) for the frequency usage fees of 2002 including interest through that date with reservation. The court rejected the Company’s request and decided that there should be no further judgment on this issue since the frequency usage fees of 2002 are paid. Both the Company and Telecommunications Authority appealed this decision. On 29 June 2006, Supreme Court rejected both appeals and approved the local court’s judgment. Both the Company and Telecommunications Authority have applied for the correction of this decision.

Investigation of the Telecommunications Authority on International Voice Traffic

In May 2003, the Company was informed that the Telecommunications Authority had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, the Telecommunications Authority fined the Company by nominal amount of approximately TRY 31,731 (equivalent to $27,244 as at 31 December 2007). On 9 April 2004, the Company made the related payment. With respect to the Danistay’s injunction on 5 November 2004, Telecommunications Authority paid back the nominal amount. On 26 December 2006, Danistay decided to accept the Company’s claim and annul the decision of and the penalty given by Telecommunications Authority. Telecommunications Authority appealed the decision. Appeal process is still pending.

On 2 March 2005, Turk Telekom notified the Company that it has damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested the Company to pay nominal amount of TRY 219,149 (equivalent to $188,159 as at 31 December 2007) of principal and nominal amount of TRY 178,364 (equivalent to $153,142 as at 31 December 2007) of interest, which make a sum of nominal amount of TRY 397,513 (equivalent to $341,301 as at 31 December 2007) until 7 March 2005. In addition, Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TRY 450,931 (equivalent to $387,165 as at 31 December 2007) of which TRY 219,149 (equivalent to $188,159 as at 31 December 2007) is principal and TRY 231,782 (equivalent to $199,006 as at 31 December 2007) is interest charged until 30 June 2005. The Court sent the file to expert examination. According to the expertise report filed in October 2007, interconnection agreement between the Company and Milleni.com damaged Turk Telekom TRY 288,400 (equivalent to $247,617 as at 31 December 2007) or TRY 279,227 (equivalent to $239,742 as at 31 December 2007). The Company objected to the expertise report. On 6 November 2007, the Court ruled to obtain an additional expertise report. Management and legal counsel believe that the aforementioned request has no legal basis. Moreover, the Company obtained an independent opinion which supports the management and legal counsel opinion dated 23 October 2007 from an expert who is not designated by the Court. The case is still pending.

Based on its management and legal counsel’s opinion, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2007.

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

$13,742 as at 31 December 2007) for principal, an interest charge of nominal amount of TRY 10,761 (equivalent to $9,239 as at 31 December 2007) and a penalty of nominal amount of TRY 63,463 (equivalent to $54,489 as at 31 December 2007). On 20 February 2004, the Company initiated legal proceedings for the annulment of the decision. On 26 November 2004, the Administrative Court rejected the case. The Company appealed for correction of the decision. On 3 May 2006, Danistay cancelled the portion of the Court’s judgment relating to wireless usage fee and interest accrued on such fee. However, Danistay has approved the other portions of the aforesaid judgment, by rejecting the Company’s appeal request. The Company has requested the correction of the decision.

The Council of State rejected the Company’s correction of decision request and decided to remove cancellation decision by means of accepting Telecommunication Authority’s correction of decision request 16 July 2007. Therefore first instance Court’s decision has been finalized. On 12 October 2005, the Tax Office requested nominal amount of TRY 63,463 (equivalent to $54,489 as at 31 December 2007) regarding the Telecommunications Authority’s decision which was paid by the Company previously. On 8 November 2005, the Company initiated another lawsuit before the Administrative Court against the Tax Office requesting an injunction and cancellation of the payment order. On 31 March 2006, the court rejected the injunction request and the Company appealed the decision and on 19 June 2006, the Court accepted the Company’s appeal. On 10 April 2007, Administrative Court rejected the case and the Company appealed for the decision. Danistay accepted the Company’s injunction request.

On 16 April 2004, the Company paid nominal amount of TRY 103,740 (equivalent to $89,070 as at 31 December 2007) including interest through that date regarding the Telecommunication Authority’s claim.

Dispute on Special Communication Taxation Regarding Prepaid Card Sales

On 18 September 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June—December 2002, the Company calculated the special communication tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to the Company a notice, asserting deficiencies in special communication tax declarations and requesting a special communication tax payment amounting to nominal amount of TRY 6,992 (equivalent to $6,003 as at 31 December 2007) and a tax penalty of nominal amount of TRY 9,875 (equivalent to $8,479 as at 31 December 2007). Tax court accepted the Company’s request of cancellation of special communication tax declarations. Tax office appealed this decision. Danistay did not accept the Tax court decision. The Company applied for the correction of the decision. On 25 June 2007, Danistay rejected the correction of decision. On 28 September 2007, Local Court complied with Danistay’s decision. The Company appealed the decision.

On 3 December 2007, Tax Office delivered a notice to the Company requesting a special communication tax payment amounting to nominal amount of TRY 6,992 (equivalent to $6,003 as at 31 December 2007), a tax penalty of nominal amount of TRY 6,992 (equivalent to $6,003 as at 31 December 2007) and accrued interest of nominal amount of TRY 16,813 (equivalent to $14,435 as at 31 December 2007). The Company made the related payment with respect to special communication tax and tax penalty totaling to nominal amount of TRY 13,984 (equivalent to $12,006 as at 31 December 2007) on 28 December 2007. Besides, the Company filed a lawsuit on 28 December 2007 for the cancellation of accrued interest amounting to nominal amount of TRY 16,813 (equivalent to $14,435 as at 31 December 2007) with respect to Local Court decision dated 28 September 2007. The Company recorded provision for accrued interest amounting to TRY 16,813 (equivalent to $14,435 as at 31 December 2007) in its consolidated financial statements as at and for the year ended 31 December 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Company filed a lawsuit on 12 February 2008 against the Tax Office for the cancellation of the payment orders issued by the Tax Office for the above mentioned tax payments and requested preliminary injunction. The Court decided to discuss the Company’s preliminary injunction request following the submission of Tax Office’s legal arguments.

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency

Reklam Departmani Basin Yayin Produksiyon Yapimcilik Danismanlik ve Ticaret Limited Sirketi (“Reklam Departmani”) commenced a lawsuit against GSGM before the Ankara 4th Administrative Court. In the lawsuit, Reklam Departmani claimed for the annulment of fixed odds betting tender related to the establishment and operation of risk management center and acting as head agency. Inteltek has participated to the case as an intervener. On 21 February 2005, the Court rejected the case. Reklam Departmani appealed this rejection. Danistay accepted the appeal request of Reklam Departmani. The case is directed to local court. Reklam Departmani claimed suspension of execution and cancellation of Fixed Odds Betting (“FOB”) tender. Local Court rejected Reklam Departmani’s suspension of execution claim on 18 August 2006. On 27 June 2007, the Court decided on the cancellation of the tender. Decision of the Court has been appealed by GSGM and Inteltek. Management and legal counsel believe that it is not practicable to issue an opinion on the conclusion of the case at the current stage. The Company has not set any accruals with respect to this matter in its financial statements as at and for the year ended 31 December 2007.

With respect to the same tender, Gtech Avrasya Teknik Hizmet ve Musavirlik AS (“Gtech”) commenced a lawsuit against Public Tender Authority and GSGM for the annulment of tender related to the establishment and operation of risk management center and acting as head agency, tender transaction and the Public Tender Authority’s decision concerning there is no ground to decide on the application regarding to the annulment of the tender transactions. Since Inteltek’s operations may be affected by the court’s decision, Inteltek has participated to the case as an intervener. On 21 February 2005, the Court rejected the case. Both Gtech and Public Tender Authority appealed the decision. Danistay accepted the request of appeal. On 8 November 2006, the Court decided for the annulment of the Public Tender Authority’s decision and rejected the case from the tender transactions point of view. This decision was appealed by Inteltek, Public Tender Authority and GSGM. Following the appeal of parties on 12 January 2007, Danistay decided for the preliminary injunction of the tender transactions subject to the lawsuit together with the decision of the First Instance Court’s decision. Inteltek and GSGM objected to this decision and Danistay rejected the objection request.

Within this period, The Code numbered 5583 came into effect which allowed Spor Toto to hold a new tender and sign a new contract which will be valid until 1 March 2008. On 15 March 2007, GSGM held a new tender, at which Inteltek became the preferred bidder and reacquired the right to operate until 1 March 2008. On the other hand, Inteltek initiated two lawsuits against GSGM on the ground that the termination of the Fixed Odds Betting Contract dated 2 October 2003 was unjustified and to determine that the aforementioned contract is valid under law and is in force. In the lawsuit regarding the suspension of fixed odds betting games, the court decided to reject Inteltek’s claim on 10 July 2007. Inteltek appealed the court’s decision. In the other lawsuit regarding the continuing of the contract, Inteltek’s claim has been rejected by the court on 25 October 2007. After the notice of reasoned decision, Inteltek will appeal court’s decision.

A new law that enables Spor Toto to hold a new tender in 2008 has been published in the Official Gazete on 27 February 2008. According to this law, a new tender shall be initiated and until the date that the business

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

actually starts as a result of this new tender, Spor Toto signed a new agreement with Inteltek at similar terms of the existing agreement for continuation of the betting games for a time period no longer than one year. Inteltek intends to participate in the new tender.

Based on its management and legal counsel’s opinion the Company has not recorded any accruals with respect to these matters in its consolidated financial statements as at and for the year ended 31 December 2007.

Dispute with Spor Toto Teskilat Mudurlugu I

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TRY 3,292 (equivalent to $2,826 as at 31 December 2007) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

A lawsuit for determination of evidence has been initiated against Inteltek by Spor Toto on behalf of GSGM. In this lawsuit, Spor Toto has requested from the Court to determine that Inteltek was responsible for the revenue which was not transferred to the Spor Toto’s accounts in due time, and collection risk was belonging to Inteltek, Inteltek was responsible for the revenue in the amount of TRY 1,527 (equivalent to $1,311 as at 31 December 2007) which was not paid and not collected until the date of the lawsuit and final accounts should be resolved after every period of six-months for settlement, by accepting the periods of six-months for settlement as periods independent from each other. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GSGM and Inteltek is not responsible for the uncollected amount of TRY 1,527 (equivalent to $1,311 as at 31 December 2007) and also rejected the demand of GSGM that reconciliation period should be six-month independent periods. GSGM appealed the Court’s decision. Supreme Court rejected the appeal request of GSGM. Following the Supreme Court’s decision, GSGM applied for the correction of the decision.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued amount of TRY 3,292 (equivalent to $2,826 as at 31 December 2007) and its overdue interest accrual amount of total TRY 1,894 (equivalent to $1,626 as at 31 December 2007). Furthermore, Inteltek claimed the amount of TRY 2,344 (equivalent to $2,013 as at 31 December 2007) which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit at 21 February 2008 to collect this amount.

Dispute with Spor Toto Teskilat Mudurlugu II

On 29 January 2007, Spor Toto sent a letter to Inteltek claiming that duplicate payments have been made to Inteltek under the two separate agreements that Inteltek operates under and it would keep these duplicate payments in an escrow account until settlement of this issue. Following this letter, on 27 February 2007, Inteltek initiated a lawsuit against Spor Toto stating that all payments made with respect to the contracts between Inteltek and Spor Toto are valid under law. Sayistay’s investigation report has resulted in favor of Inteltek and whereon as of 31 December 2007 Spor Toto released the deducted amount of TRY 2,494 (equivalent to $2,141 as at 31 December 2007) for the period between 26 December 2006 and 26 March 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Dispute on call termination fee

Telsim has initiated a lawsuit claiming that the Company has not applied the reference interconnection rates determined by the Telecommunications Authority, and has charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority and requested an injunction to be applicable starting from 1 August 2005, to cease this practice and requested a payment of its damages totalling to nominal amount of TRY 26,109 (equivalent to $22,417 as at 31 December 2007) including principal, interest and penalty on late payment. On 6 April 2006, the case was rejected. Telsim appealed this decision. On 11 December 2007, Supreme Court approved the local court decision. As it is stated in the existing Interconnection Agreement with Telsim, Telsim referred the matter to the Telecommunications Authority. The resolution procedure was finalized and Telecommunication Authority set the call termination charges which are effective from 1 March 2006. The Company initiated a lawsuit for the annulment of the decision of the Telecommunications Authority. The case is still pending. According to the Telecommunications Authority decision, these charges have been applied between the Company and Telsim from 1 March 2006 to 24 May 2006. Based on its management and legal councel’s opinion, the Company has not recorded any accrual with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2007.

There has been a disagreement between the Company and Avea with respect to interconnection rates applied between March 2005 and July 2006. Avea raised an objection on the invoices the Company had issued during the said period claiming that the Company had not applied the reference interconnection rates determined by the Telecommunications Authority, and had charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority. Between March 2005 and July 2006, Avea issued return invoices amounting to TRY 78,030 (equivalent to $66,996 as at 31 December 2007) which represents the amount exceeding the ceiling rates approved by Telecommunications Authority and the Company booked such invoices as a reduction of revenue. The Company management and legal council believe that the Interconnection Agreement signed between the Company and Avea on 9 March 2001 should be binding with respect to tarifing instead of the reference interconnection rates determined by the Telecommunications Authority. A similar case with Telsim, at which Telsim was claiming that the Company should have applied the reference interconnection rates determined by the Telecommunications Authority was rejected on 6 April 2007 and approved by Supreme Court on 11 December 2007. Therefore, in November 2007, the Company issued return invoices including taxes amounting to TRY 78,030 (equivalent to $66,996 as at 31 December 2007) and recognized revenue amounting to TRY 54,566 (equivalent to $46,850 as at 31 December 2007) in its consolidated financial statements for the year ended 31 December 2007.

Invalidity of the Board Resolution

On 23 June 2005, the Board of Directors of the Company has decided to allow Alfa Group to conduct a due diligence in the Company and to entitle the management. On 1 July 2005, Sonera filed a lawsuit with an injunction request against the Company for the purpose of determination of the invalidity of the resolution dated 23 June 2005. On 28 December 2005, the Court rejected the injunction request of Sonera. Sonera appealed this decision on 24 February 2006. On 14 June 2007, the Court rejected the objection request of Sonera. The Court rejected the objection request of Sonera and the case has been finalized.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

As a result, the Company has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. Such injunction order was rejected in April 2006. The Company has initiated an arbitration process against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments. The arbitration process related to the dispute mentioned on the above paragraph.

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

On 7 October 2005, the Company filed a lawsuit against Telecommunications Authority for the injunction and cancellation of this decision, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005 and the Court rejected the Company’s preliminary injunction request. The Company has appealed this decision. The appeal request has been rejected. On 4 July 2007, the Court decided that the lawsuit is not under its jurisdiction. Danistay rejected injunction request of the Company and the Company objected to the decision. Besides, on 1 June 2006, Telecommunications Authority issued reference call termination fees for the Company and Turk Telekom. In addition, on 26 July 2006, Telecommunications Authority issued final call termination fees for the Company and Turk Telekom.

On 10 July 2006 and 14 August 2006, the Company filed two lawsuits before Ankara Administrative Court for the injunction and cancellation of reference call termination fees together with the final termination fees set as full TRY 0.140/minute (equivalent to full $0.120/minute as at 31 December 2007) for calls terminating on Turk Telekom and the Company’s network through the decisions of Telecommunications Authority dated 1 June 2006 and 26 July 2006. On 9 October 2006, the Administrative Court rejected injunction request of the Company dated 10 July 2006. The Company objected to this decision. On 22 November 2006, Administrative Court has rejected the objection request. The Court decided that the lawsuit is not under its jurisdiction and transferred the file to Danistay. On 21 September 2007, Danistay rejected the injunction request of the Company dated 14 August 2006. The Company objected to the decision.

On 12 September 2007, the Company filed another lawsuit on Danistay for the injuction and cancellation of call termination fees between the Company and Turk Telekom which have been set as TRY 0.140/minute (equivalent to full $0.120/minute as at 31 December 2007) between 1 January 2007 and 28 February 2007 and full TRY 0.136/minute (equivalent to full $0.117/minute as at 31 December 2007) starting from 1 March 2007. The Court rejected the injunction request of the Company. The Company objected to the decision.

As mentioned above, Telecommunications Authority has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totaling to nominal amount of TRY 11,970 (equivalent to $10,277 as at 31 December 2007) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005. The file is under expert examination. The case is still pending.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by Telecommunications Authority for the period between November 2005 and October 2006 amounting to nominal amount of TRY 23,726 (equivalent to $20,371 as at 31 December 2007) including principal, interest and penalty on late payment. The file is under expert examination. The case is still pending. The Court decided to consolidate this lawsuit and the lawsuit explained in the foregoing paragraph.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by Telecommunications Authority for the period between November 2006 and 1 March 2007 amounting to nominal amount of TRY 6,836 (equivalent to $5,869 as at 31 December 2007) including principal, interest and penalty on late payment. The case is still pending.

In addition, call termination fees between the Company and Vodafone and the Company and Avea are set through ‘Reconciliation procedure’ and ‘Call termination fees’ issued on 1 June 2006 by Telecommunications Authority. These call termination fees are effective from March 2006, May 2006 and July 2006 for Telsim, Vodafone and Avea, respectively. On 14 August 2006, the Company filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of call termination fees between the Company and Avea which have been set as full TRY 0.140/minute (equivalent to full $0.120/minute as at 31 December 2007) for calls terminating on the Company’s network.

On 19 December 2006, Ankara Administrative Court dismissed the case, deciding that it does not have jurisdiction over the case. The case has been transferred to Danistay. On 21 September 2007, the Court rejected the injunction request of the Company. The Company objected to this decision. On 26 September 2007, the Company filed a lawsuit on Danistay for the injunction and cancellation of call termination fees between the Company and Avea which have been set as full TRY 0.136/minute (equivalent to full $0.117/minute as at 31 December 2007) for calls terminating on the Company’s network. The Court rejected the Company’s injunction request and the Company objected to this rejection decision. The case is still pending.

Additionally, on 23 August 2006, the Company also filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of call and SMS termination fees between Turkcell and Vodafone (Telsim for the period between 1 March-24 May 2006) which have been set as full TRY 0.140/minute (equivalent to full $0.120/minute as at 31 December 2007) for calls terminating and full TRY 0.297/unit (equivalent to full $0.255/unit as at 31 December 2007) for SMS terminating on the Company’s network. The Ankara Administrative Court dismissed the case on 29 August 2006, deciding that it does not have jurisdiction over the case. The case has been transferred to Danistay. On 1 May 2007, the Court rejected the injunction request of the Company. The Company objected to this decision. The Court rejected this objection of the Company. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Dispute with Avea on SMS interconnection termination fees

On 28 February 2006, Avea has initiated a lawsuit against the Company claiming that although there is an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the messages terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 12,275 (equivalent to $10,539 as at 31 December 2007) for the period between February 2005 and December 2005 with its accrued interest till payment. On 10 October 2006, the Court decided that charging SMS interconnection termination fees violates the agreement between the Company and Avea, and the Company should pay Avea’s losses amounting to nominal amount of TRY 12,275 (equivalent to $10,539 as at 31 December 2007) for the period between February 2005 and December 2005 with its accrued interest till payment. The Company appealed the decision. The court of appeal rejected The Company’s request and approved the decision of the court of first instance. The Company applied for correction of decision.

The Company made the principal and interest payment for the period between February 2005 and December 2005 on 6 November 2006 in order not to be under legal action for collection and additional interest charge.

On 22 December 2006, Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 6,480 (equivalent to $5,564 as at 31 December 2007) for the period between January 2006 and August 2006 with its accrued interest till payment. The case is still pending.

In line with the court decision regarding charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to June 2006 for Avea’s losses in the consolidated financial statements as at and for the year ended 31 December 2006. Also, interest has been accrued till 31 December 2007 amounting to nominal amount of TRY 2,812 (equivalent to $2,414 as at 31 December 2007) for Avea’s losses for the period between January 2006 and August 2006.

The Company has also applied to the Telecommunications Authority to set SMS interconnection prices between the Company and Avea. On 7 March 2007, the Telecommunications Authority determined the SMS termination fees between the Company and Avea effective from 23 March 2007.

Dispute on value added taxation with respect to roaming services

Tax Office claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the year 2000. It has been notified that, based on the calculation made by the Tax Office, the Company should pay nominal amount of TRY 19,791 (equivalent to $16,992 as at 31 December 2007) for VAT and penalty fee. Moreover, Tax Office also claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the years 2001 and 2002 amounting to nominal amount of TRY 15,972 (equivalent to $13,713 as at 31 December 2007) and TRY 23,863 (equivalent to $20,489 as at 31 December 2007) for VAT and penalty fee, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Management decided not to pay such amounts and initiated judicial processes on 6 April 2006 for VAT and penalty fee for the year 2000 and on 13 July 2006 for VAT and penalty fees for the years 2001 and 2002. On 28 June 2007, the Court rejected the case. The Company appealed this decision. Danistay accepted the Company’s injunction request on 17 January 2008. On 4 October 2007, the Company initiated a lawsuit requesting cancellation of payment requests and VAT tax notices for the aforementioned amounts with respect to years 2000, 2001 and 2002. The cancellation request of the Company has been rejected. The Company appealed the decision. Danistay rejected the injunction request of the Company. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2007.

Dispute on ongoing license fee based on the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of ongoing license fee has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is valid after Danistay’s approval on 10 March 2006. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective. On 21 April 2006, the Company initiated a lawsuit against Turkish Treasury for the difference between the payments that were realized starting from 21 July 2005 until 10 March 2006 totalling TRY 111,316 (equivalent to $95,575 as at 31 December 2007) including interest of TRY 8,667 (equivalent to $7,441 as at 31 December 2007). On 9 May 2007, the Court decided that the case is not under its jurisdiction and the Company appealed for this decision.

The above-mentioned enacted law dated 3 July 2005 also assigned Telecommunications Authority for the revision of license agreement according to new regulation. However, Telecommunications Authority did not finalize such revision in a timely manner. Therefore, on 5 May 2006, the Company has initiated a lawsuit against the Telecommunications Authority in Administrative Court for the delay of the revision in license agreement preventing the new regulation to become effective until 10 March 2006. By this lawsuit, the Company has requested payment totalling TRY 112,317 (equivalent to $96,434 as at 31 December 2007) including interest of TRY 9,668 (equivalent to $8,301 as at 31 December 2007). The Company has decided to give up the request regarding the interest of TRY 9,668 (equivalent to $8,301 as at 31 December 2007). On 22 March 2007, the Court decided that the case is not under its jurisdiction.

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

However, the Court rejected the Company’s injunction request. The Company objected to the Court’s decision. The Court rejected the Company’s objection request.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

On 21 June 2006, Telecommunications Authority notified the Company that the Telecommunications Authority Fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, Telecommunications Authority requested the Company to pay additional TRY 4,011 (equivalent to $3,444 as at 31 December 2007). The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of Telecommunications Authority. On 30 May 2007, the Court rejected the Company’s injunction request. The Company objected to the decision. Ankara Administrative Court rejected the objection request of the Company.

On 2 October 2007, the Company filed a lawsuit claiming that Telecommunications Authority fee for the year 2006 which had been already paid in April 2007 should have been calculated according to the previous license agreement which was valid between 1 January 2006 and 9 March 2006. The case is still pending.

Dispute on receivables from Avea regarding call termination fees

Based on the 21st article of the Access and Interconnection Regulation, the operators may retrospectively apply the final call termination fees determined by Telecommunications Authority under the reconciliation procedure. Therefore, on 29 August 2006, the Company has initiated a lawsuit against Avea for the collection of its damages totaling to nominal amount of TRY 32,334 (equivalent to $27,762 as at 31 December 2007) including principal, interest and penalty on late payment covering the period from 30 June 2004 until 7 July 2006 which is the announcement date of the reference call termination fees issued by Telecommunications Authority on June 2006. On 20 February 2007, the court has dismissed the case. The Company appealed the said decision.

Dispute on validity of the General Assembly Meeting

On 21 August 2006, Sonera filed a lawsuit with an injunction request for the purpose of determination of the invalidity of the Company’s General Assembly Meeting with an ordinary agenda including dividend distribution and appointment of members of the Board of Directors, held on 22 May 2006 and the invalidity of all resolutions taken in this meeting.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested nominal amount of TRY 8,136 (equivalent to $6,985 as at 31 December 2007) including interest. The case is under expert examination. The case is still pending.

Dispute on Turk Telekom Interconnect Costs

On 26 April 2007, Turk Telekom initiated a lawsuit against the Company claiming that interconnect costs declared for the determination of Standard Reference Interconnection Tariffs do not reflect the actual costs. The case is still pending. On 19 December 2007, the Court rejected the case. Turk Telekom appealed the decision. Appeal process is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Dispute on the Audit Committee Member

On 21 July 2006, Alexey Khudyakov was appointed to the audit committee as an observer member. On 26 January 2007 the CMB informed the Company that Alexey Khudyakov’s current status, as an observer member on the audit committee does not satisfy the requirements under Article 25 “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently in order to comply with Article 25. In March 2007, the Company commenced a lawsuit to suspend the execution and to annul the decision of the CMB. The court rejected the Company’s suspension of execution request. The Company objected to the decision. On 15 August 2007, Local Ankara Administrative Court accepted the Company’s objection request and suspend the said decision of CMB. However, on 25 February 2008, Ankara 14th Administrative Court rejected the case. The Company appealed the decision. Appeal process is pending.

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the Telecommunications Authority claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the Telecommunications Authority on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. The Court rejected the Company’s injunction request and the Company objected to the decision. Avea and Vodafone requested to participate in the case as interveners. The case is still pending.

Inquiry of Telecommunications Authority on Campaigns

According to the decision of Telecommunications Board dated 15 March 2007, a pre-inquiry has been decided to start regarding the campaigns in which free minutes or counters are given to the new subscribers in the introduction sets in order to determine their conformity with telecommunications legislation. Telecommunications Authority decided to make an investigation on this issue. Investigation report has been notified to the Company and legal arguments of the Company have been requested. The Company submitted its legal arguments to the Telecommunications Authority on 20 October 2007.

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, SDIF requested TRY 15,149 (equivalent to $13,007 as at 31 December 2007) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the payment notification letter. Danistay accepted the injunction request of the Company. The case is still pending. Also, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. The case is still pending.

Based on its management and legal counsel’s opinion, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2007.

Letter from Turkish Treasury Regarding Ongoing License Fee Deduction for 2006 Sales Discounts

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts given to distributors although the Company recorded these discounts in a seperate line item as sales discounts.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Starting from 2007, the Company started to deduct discounts given to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess ongoing license fee and universal service fund for the year 2006 totalling TRY 51,254 (equivalent to $44,006 as at 31 December 2007). In a letter dated 23 February 2007, the Company requested ongoing license fee amounting to TRY 46,129 (equivalent to $39,606 as at 31 December 2007) and interest accrued amounting to TRY 5,020 (equivalent to $4,310 as at 31 December 2007) from Turkish Treasury and universal service fund amounting to TRY 5,125 (equivalent to $4,400 as at 31 December 2007) and interest accrued amounting to TRY 558 (equivalent to $479 as at 31 December 2007) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from existing ongoing monthly payments. As at 31 December 2007, the Company deducted TRY 51,254 (equivalent to $44,006 as at 31 December 2007) from existing monthly ongoing license fee and universal service fund payments.

Turkish Treasury send a letter to the Company dated 17 July 2007 and rejected deducting ongoing licensee fees that relates to 2006 from current year payments. Accordingly, TRY 2,960 (equivalent to $2,541 as at 31 December 2007) that is deducted from ongoing license fee payment for May 2007 has been requested from the Company. The Company has not made the related payment and continued to deduct ongoing license fee and universal service fee amount related to discounts given to distributors for the year 2006.

Besides, the Company filed a lawsuit on ICC in order to determine that the Company is not obliged to pay ongoing license fee and Telecommunications Authority Fee in accordance with the 8th and 9th Articles of the License, respectively, on discounts given to distributors.

Management and legal counsel believe that the Company has the legal right to make deductions with respect to this issue.

Dispute with Telecommunications Authority on Tariffs

Between October 2007 and February 2008, Telecommunications Authority made announcements about its decision to control retail pricing for mobile operators, setting a lower ceiling for off-net calling prices for all operators and asking the Company to set its on-net prices to be not lower than its lowest interconnect rate. The Company filed a lawsuit with the Highest Administrative Court in Turkey requesting the suspension and annulment of the aforementioned decision on the ground that said decision is violating Telecommunications Law, Competition Law and License Agreement between the Company and Telecommunications Authority.

Telecommunications Authority’s new decision negatively affects the Company’s ability to design and launch new campaigns, offers and consequently has a negative impact on the business. If this issue is not resolved fairly and in compliance with laws, the Company may not be able to fully implement its pricing strategy and its competitive position and financial results may be adversely affected.

32.	Related parties

Transactions with key management personnel:

Key management personnel comprise of the Group’s directors and key management executive officers.

As at 31 December 2007 and 31 December 2006, none of the Group’s directors and executive officers has outstanding personnel loans from the Company.

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

Total compensation provided to key management personnel is $12,439, $3,899 and $3,274 for the year ended 31 December 2007, 2006 and 2005, respectively.

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

Other related party transactions:

Due from related parties—long term	2007	2006
Digital Platform	64,220	70,417
Other	4,651	2,089

	68,871	72,506

Due from related parties—short term	2007	2006
A-Tel	27,470	19,202
Superonline Uluslararasi Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hiz. AS (“Superonline”)	7,078	1,226
Digital Platform	6,960	7,084
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	5,612	9,439
ADD Production Medya AS (“ADD”)	—	8,289
Baytur	—	15,067
Other	5,362	5,794

	52,482	66,101

Due to related parties—short term	2007	2006
ADD	7,224	—
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	5,876	2,615
Estore Elektronik Tic. ve Sanal Mag. Hiz. AS (“Estore”)	2,389	608
Betting Organization Operation and Promotion Company SA (“Betting SA”)	891	1,212
Other	1,598	2,409

	17,978	6,844

Substantially, all of the significant due from related party balances is from Cukurova Group companies.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF, resulted from sim-card and prepaid card sales to this company and payables in relation to dealer activation fees and sim-card subsidies for the sale of prepaid cards.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. On 23 December 2005, a “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The agreement includes the restructuring of the Group’s receivables from Digital Platform amounting to $71,180 as at 31 December 2007 in exchange for sponsorship and the advertisement services that the Company will receive on Digital Platform’s infrastructure. Under the agreement, Digital Platform commits to pay amounts due to the Group through 15 July 2011 along with the interest in cash and advertisement services. $71,180 represents present value of future cash flows and services discounted using imputed interest rate. As at 31 December 2007, $64,220 of the balance is classified as long term due from related parties in accordance with the revised repayment schedule. Besides, the Company paid $8,850 to Digital Platform within the scope of the agreement during the year ended 31 December 2007.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from sim-card and prepaid card sales to this company.

Due to ADD, a company whose shares are owned by Cukurova Group, resulted from advertisement and sponsorship services rendered by this company.

Due to Estore, a company whose majority shares are owned by Cukurova Group, resulted from handset purchases regarding campaigns.

Due to Hobim, a company whose majority shares are owned by Cukurova Group, resulted from the invoice printing services rendered by this company.

Due to Betting SA, whose majority shares are owned by one of the shareholders of Inteltek, resulted from the consultancy services received for the operations of Inteltek.

The Group’s exposure to currency and liquidity risk related to due from/(due to) related parties is disclosed in Note 28.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table.

Revenues from related parties	2007	2006	2005
Sales to KVK Teknoloji
Sim-card and prepaid card sales	627,148	532,658	483,888
Sales to A-Tel
Sim-card and prepaid card sales	141,188	209,852	283,651
Sales to Kyivstar GSM JSC (“Kyivstar”)
Telecommunications services	40,165	8,487	745
Sales to Digital Platform
Call center revenues and interest charges	16,797	12,618	11,278
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	12,399	11,928	2,972

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Revenues from related parties	2007	2006	2005
Charges from ADD
Advertisement and sponsorship services	167,477	136,171	126,592
Charges from KVK Teknoloji
Dealer activation fees and others	88,564	59,527	32,445
Charges from A-Tel (*)
Dealer activation fees and others	45,110	57,716	75,735
Charges from Kyivstar
Telecommunications services	36,060	13,286	546
Charges from Hobim
Invoicing and archieving services	17,163	13,169	10,198
Charges from Millenicom
Telecommunications services	11,117	10,812	1,164
Charges from Betting SA
Consultancy services	8,740	13,438	9,336
Charges from Baytur
Residence project	5,115	8,741	9,763

*	Transactions with A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the year ended 31 December 2007 and for the five months ended 31 December 2006 amounting to $45,110 and $16,161, respectively.

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal sim-card distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of sim-cards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand sim-cards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and sim-card subsidies for the sale of Muhabbet Kart. In addition to the sales of sim-cards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

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

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, the Cukurova Group. Digital Platform acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005. On 23 December 2005, “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The Company also has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company’s subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Global”).

Agreements with Millenicom:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services to and from the Company.

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, Cukurova Group. The Company entered into a media purchasing agreement with ADD on 23 January 2002, which expired on 31 December 2002 and further extended to 31 December 2003. In 2004 and 2005, the agreement was revised again with similar terms. On 1 September 2006, a revised agreement has been signed with ADD and the validity period of the agreement has been extended to 31 August 2008. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. Additionally, ADD is a party of the sponsorship and advertisement agreements which are integral part of “Restructuring Framework Agreement” signed between the Company and Digital Platform.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin.

Agreements with Betting SA:

Betting SA is incorporated under the laws of Greece, owned by one of the major shareholders of Inteltek. Inteltek signed a service agreement with Betting SA on 11 March 2004 to get consultancy services including monitoring operations, providing continuous evaluation of betting, maximizing game revenues of fixed odds betting, operating fixed odds betting games in the most efficient manner, with integrity and securely.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Agreements with Baytur:

The principal shareholder of Baytur, a construction company, is Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on 19 October 2004. The agreement amount is $39,650. During 2007, Baytur settled its obligation in respect of the project and the Company wholly paid the contract amount to Baytur as at 31 December 2007.

33.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2007 and 2006 are as follows:

Subsidiaries

	Country of incorporation	Ownership Interest
Name		2007 (%)	2006 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	100	100
Global	Turkey	100	100
Turktell Bilisim Servisleri AS	Turkey	100	100
Tellcom	Turkey	100	100
Turktell Uluslararasi Yatirim Holding AS	Turkey	100	100
Turkcell Kurumsal Satis ve Dagitim Hizmetleri AS	Turkey	100	100
Eastasia	Netherlands	100	100
Turkcell Teknoloji	Turkey	100	100
TurkKule	Turkey	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	100	100
Financell	Netherlands	100	—
Rehberlik Hizmetleri AS	Turkey	100	—
Corbuss Kurumsal Telekom Servis
Hizmetleri AS	Turkey	99	99
Inteltek	Turkey	55	55
Bilyoner	Turkey	55	55
Euroasia	Netherlands	55	55
Astelit	Ukraine	55	55
Iyi Eglenceler Eglence ve Turizm AS*	Turkey	—	100

*	Merger of Iyi Eglenceler Eglence ve Turizm AS and Turktell Uluslararasi Yatirim Holding AS has been completed in September 2007.

34.	Subsequent events

On 26 February 2008, Board of Directors of the Company decided that the Ordinary General Assembly of Turkcell for the fiscal year 2007 will be held on 25 April 2008.

On 12 March 2008, the Company decided to withdraw from its appeal against the Telecommunications Authority which was initiated to indemnify its losses amounting to TRY 102,649 (equivalent to $88,133 as at 31 December 2007) for the delay in the revision of the License which had resulted in delay in the change of the gross revenue description.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000, which was paid at the end of March 2008. Under the terms of the license, the system must be operational by mid-October 2008.

The Law on the Settlement Procedure and Collection of Certain Public Receivables numbered 5736 was put into force on 27 February 2008 following its approval by the Grand National Assembly General Committee. The law provides a new settlement opportunity and easy payment conditions for the tax debts of taxpayers. It has been stipulated that tax receivables assessed additionally, arbitrarily or by the administration, yet whose period allowed for settlement or initiating litigation has not ended as of the effective date of the Code, or for which settlement has been requested, and the settlement meeting has not been held yet or has been held but the period allowed for accepting the final offer has not ended, and receivables that have been subject to a litigation and not yet final; shall be subject to a new settlement and the settled amount shall be divided into installments under convenient conditions. On 26 March 2008, the Company submitted a written application to the Tax Offices for the dispute on value added taxation with respect to roaming services and the dispute on special communication taxation regarding prepaid card sales. Please also refer to Note 31 “Dispute on Special Communication Taxation Regarding Prepaid Card Sales” and “Dispute on value added taxation with respect to roaming services” where these lawsuits are discussed.