Form 20-F/A
period 2007-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2008-04-24
CIK 1071321

As filed with the Securities and Exchange Commission on April 24, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

This Form 20-F/A is being filed by Turkcell Iletisim Hizmetleri A.S. (the “Company”) as Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2008 (the “2007 20-F”). The purpose of this Form 20-F/A is to amend the 2007 20-F to delete from Item 3.D and Item 7.A a statement regarding the relationship between Alfa Group and Nadash International Holdings, Inc. and to revise our statement in Item

15(b) regarding the attestation report.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update, or restate the information in any Item of the Company’s 2007 20-F.

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

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik AS, our independent registered public accounting firm in Turkey, as stated in their attestation report which appears below under Item 15(d), Attestation Report of the Registered Public Accounting Firm.

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

ITEM 19.	EXHIBITS

EXHIBIT NUMBER		DESCRIPTION
1.1*	—	Articles of Association of Turkcell Iletisim Hizmetleri A.S.

8.1**	—	Subsidiaries of Turkcell.

12.1	—	Certification of Sureyya Ciliv, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	—	Certification of Serkan Okandan, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	—	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1**	—	Consent of Independent Registered Public Accounting Firm.

15.2**	—	Consent of Independent Registered Public Accounting Firm.

* Previously filed as an exhibit to Turkcell’s Form 20-F filed on April 13, 2006.

** Previously filed as an exhibit to Turkcell’s Form 20-F filed on April 23, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 24, 2008	By:	/s/ SUREYYA CILIV
Sureyya Ciliv
Chief Executive Officer

Date: April 24, 2008	By:	/s/ SERKAN OKANDAN
Serkan Okandan
Chief Financial Officer