Form 20-F
period 2008-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2009-04-30
CIK 1071321

As filed with the Securities and Exchange Commission on April 30, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

This is the 2008 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey. The terms “we”, “us”, “our”, and similar ones refer to Turkcell, its predecessors, and its consolidated subsidiaries except as the context otherwise requires.

Our audited consolidated financial statements as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The SEC has adopted rules accepting filings from foreign private issuers that include financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to accounting principles generally accepted in the United States, or U.S. GAAP, as was previously required. As we believe that we meet the relevant criteria to avail ourselves of this SEC rule, we have ceased providing such reconciliation as part of our consolidated financial statements.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not total exactly. In this annual report, references to “TRY” and “Turkish Lira” are to the Turkish Lira, previously called the “New Turkish Lira” from 2005 through 2008; and references to “$”, “U.S. Dollars”, “USD” and “cents” are to U.S. Dollars and, except as otherwise noted, all interest rates are on a per annum basis. In this annual report, references to “Turkey” or the “Republic” are to the Republic of Turkey. “Counters” are the units we use with our subscribers to measure airtime.

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

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this annual report, including, without limitation, in conjunction with the forward-looking statements listed below.

While we believe that the expectations reflected in these and other forward-looking statements are reasonable, actual results may differ materially from the expectations reflected in those statements due to a variety of factors, including, among others, the following:

•	competition in our main market;

•

regulations imposed by the Telecommunications Authority of Turkey, which, as of November 10, 2008, is called the Information and Communication Technologies Authority (hereinafter, the “ICTA”), that may require us to maintain certain minimum prices for our services, notably with respect to retail and interconnection pricing;

•	increased competition and/or the entrance of new direct and indirect competitors in the market due to regulatory changes in Turkey with respect to certain technologies;

•	legal and regulatory restrictions imposed by regulatory authorities in Turkey, in particular following the enactment of the new Electronic Communications Law, which broadens the power of the ICTA;

•	economic recession and political developments in Turkey and internationally;

•	failure of the Turkish mobile telecommunications market to continue to develop, as a result of the current economic climate;

•

failure to successfully integrate and manage the opportunities we pursue, particularly related to our current mobile communications business and new 3G business, new business models, new technologies and international activities;

•	technological changes in the telecommunications market;

•

adverse effects on our competitiveness due to our designation by the ICTA as an “operator holding significant market power” in the “mobile call termination services market” and as an “operator holding significant market power” in “access to GSM mobile networks and the call origination market”;

•	failure to abide by the requirements of our licenses or applicable regulations;

•	our current legal action against the Turkish Capital Markets Board (“CMB”);

•	legal actions and claims to which we are a party;

•	foreign exchange rate risks;

•	the influence of our controlling shareholders and disputes between them;

•	exposure to certain risks through our interests in associated companies;

•	our ability to deal with spectrum limitations;

•	potential liability and possible reduced usage of mobile phones as a result of alleged health risks related to base transmitter stations (“BTSs”) and the use of handsets;

•	our dependence on certain suppliers for network equipment and the provision of data services;

•	our dependence on certain systems and suppliers for IT services and our exposure to potential natural disasters, regular or severe IT failures, human error, hacking and IT migration risk;

•	our ability to retain key personnel;

•	financial risks in the event that our majority owned subsidiaries fail to meet some of their obligations set forth in the agreements related to their financing arrangements;

•	the current issuance and cancellation halt of American Depositary Shares (“ADSs”) by depositories in Turkey; and

•	effective internal control over financial reporting.

All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

Our audited consolidated financial statements as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” our audited consolidated financial statements as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, and the related notes appearing elsewhere in this annual report.

The following table presents our selected consolidated statement of operations, balance sheet and cash flow data as of and for each of the years in the four-year period ended December 31, 2008, presented in accordance with IFRS as issued by the IASB which has been derived from our audited consolidated financial statements as of and for the years ended December 31, 2008, 2007 and 2006. The information appearing under the caption “Other Financial Data” is not derived from the audited financial statements. The selected financial information as of and for the year ended December 31, 2004 is based on financial statements prepared in conformity with U.S. GAAP and should be read in conjunction with such consolidated financial statements including the notes, included in our previous Annual Report for the fiscal year ended December 31, 2005 filed with the U.S SEC on April 13, 2006.

	2008	2007	2006	2005
	(Million $, except share data and other certain data)
Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB
Consolidated Statement of Operations Data
Revenues
Communication fees	6,576.9	5,976.9	4,406.7	4,295.9
Commission fees on betting business	176.2	181.3	172.4	112.5
Monthly fixed fees	65.1	54.8	57.6	54.9
Simcard sales	28.2	20.8	21.0	50.3
Call center revenues	16.6	12.9	10.2	10.1
Other revenues	107.4	81.9	32.4	4.3
Total revenues	6,970.4	6,328.6	4,700.3	4,528.0
Direct cost of revenues(1)	(3,409.0)	(3,103.4)	(2,627.9)	(2,701.6)
Gross profit	3,561.4	3,225.2	2,072.4	1,826.4
Other income	14.1	7.8	8.1	15.4
Administrative expenses	(309.3)	(252.8)	(154.9)	(154.0)
Selling and marketing expenses	(1,351.7)	(1,138.2)	(827.5)	(700.5)
Other expenses	(18.0)	(22.5)	(6.5)	(4.9)
Results from operating activities	1,896.5	1,819.5	1,091.6	982.4
Financial income	442.1	308.4	184.0	167.5
Financial expense	(136.8)	(551.1)	(108.0)	(191.2)
Net financial income/(expense)	305.3	(242.7)	76.0	(23.7)
Share of profit of equity accounted investees(2)	103.0	64.9	78.6	68.2
Profit before gain on net monetary position, net	2,304.8	1,641.7	1,246.2	1,026.9
Gain on net monetary position, net	—	—	—	11.0
Profit before income taxes	2,304.8	1,641.7	1,246.2	1,037.9
Income tax expense	(549.8)	(322.4)	(413.2)	(290.5)
Profit for the period	1,755.0	1,319.3	833.0	747.4
Attributable to:
Equity holders of the Company	1,836.8	1,350.2	875.5	772.2
Minority interest	81.8	(30.9)	(42.5)	(24.8)
Profit for the period	1,755.0	1,319.3	833.0	747.4
Basic and diluted earnings per share(3)	0.834920	0.613710	0.397951	0.351021
Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,259.8	3,095.3	1,598.6	808.2
Total assets	8,067.9	8,469.0	6,089.7	5,215.1
Long-term debt(7)	130.0	140.4	113.5	79.2
Total debt(8)	785.9	760.0	639.6	657.3
Total liabilities	2,624.3	2,537.8	1,971.8	1,524.8
Share capital	1,636.2	1,636.2	1,636.2	1,439.0
Total equity/net assets	5,443.6	5,931.2	4,117.9	3,690.3
Weighted average number of shares(3)	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000
Consolidated Cash Flow Data
Net cash from operating activities	1,674.4	2,156.2	1,854.9	1,072.6
Net cash used for investing activities	(695.2)	(440.5)	(632.5)	(659.2)
Net cash used for financing activities	(353.6)	(255.0)	(395.8)	(347.6)
Other Financial Data
Dividends declared or proposed(4)(10)	726.2	502.3	411.9	342.2
Dividends per share (declared or proposed)(9)(10)	0.330079	0.228334	0.187227	0.155545
Gross margin(5)	51%	51%	44%	40%
Adjusted EBITDA(6)	2,580.3	2,627.1	1,820.0	1,722.2
Capital expenditures	808.2	783.1	604.8	772.6

(1)	Direct cost of revenues includes payments for our current license fee and universal service fund, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses, roaming charges, interconnection fees, costs of Simcards sold, handset costs offered as part of our loyalty programs and personnel expenses related to our technicians.
(2)	Share of profit of equity accounted investees primarily includes the income (loss) related to our stake in Fintur Holdings B.V. (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri A.S. (“A-Tel”), which is 41.45% and 50.00%, respectively. A-Tel’s operating results have been included in our consolidated financial statements since August 2006. Fintur currently holds all of our International mobile communications investments other than those related to our operations in Northern Cyprus, Ukraine and Belarus.
(3)	Net income per share figures and the weighted average number of shares reflected in our historical financial statements have been restated retrospectively for stock splits and stock dividends as explained in Note 22 to our audited consolidated financial statements.
(4)	Our Board of Directors has proposed a dividend for the year ended December 31, 2008 of approximately TRY 1.098.2 million ($726.2 million computed using the Central Bank of Turkey’s TRY/U.S. Dollar exchange rate on December 31, 2008), which corresponds to 50% of our distibutable net income for the current year. This dividend proposal will be discussed and decided upon at our Ordinary General Assembly of Shareholders expected to be held on May 8, 2009.
(5)	Gross margin is calculated as gross profit divided by total revenues.
(6)	Adjusted EBITDA is a non-GAAP financial measure that equals net income before financial income, financial expense, income tax benefit (expense), other income, other expense, minority interest, share of profit of equity accounted investees, gain on net monetary position and depreciation and amortization.
(7)	Long-term debt consists of long-term loans and borrowings as well as long-term lease obligations.
(8)	Total debt consists of long-term and short-term loans and borrowings as well as lease obligations.
(9)	For the year ended December 31, 2005, we declared dividends of $342.2 million when 1,854,887,341 of our shares were outstanding; however, dividends per share for 2005 were computed over 2,200,000,000 shares to reflect the effects of certain stock splits and stock dividends. Dividends per share for the years ended December 31, 2006, 2007 and 2008 were computed over 2,200,000,000 shares. For the year ended December 31, 2008, proposed dividend per share in TRY was TRY 0.4991787. For the years ended December 31, 2007, 2006 and 2005, dividend per share in TRY was TRY 0.2948699, TRY 0.257745 and TRY 0.231398, respectively.
(10)	U.S. Dollar equivalent of dividend for the year ended December 31, 2008 is computed by using the Central Bank of Turkey’s TRY/USD exchange rate on December 31, 2008 whereas U.S. Dollar equivalents of dividends for the years ended December 31, 2007, 2006 and 2005 are computed by using the Central Bank of Turkey’s TRY/USD exchange rate on the dates that the General Assembly of Shareholders approved the dividend distribution.

2004
(U.S. $ million, except share data and other certain data)
Selected Financial Data Prepared in Accordance with U.S. GAAP Consolidated Statement of Operations Data
Revenues
Communication fees	3,088.1
Commission fees on betting business	20.3
Monthly fixed fees	51.9
Simcard sales	28.3
Call center revenues and other revenues	12.2
Total revenues	3,200.8
Direct cost of revenues(1)	(2,001.2)
Gross profit	1,199.6
Administrative expenses	(137.3)
Selling and marketing expenses	(349.2)
Income from operations	713.1
Income from related parties, net	1.9
Interest income, net	31.3
Other income, net	7.1
Equity in net income of unconsolidated investees(2)	43.6
Minority interest in income of consolidated subsidiaries	7.5
Translation loss	(11.3)
Income before taxes	793.2
Income tax expense	(281.4)
Net income	511.8
Basic and diluted earnings per share(5)	0.232636
Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	763.8
Total assets	4,361.5
Long-term debt(3)	269.7
Total debt(4)	832.6
Total liabilities	2,376.0
Share capital	636.1
Total equity/net assets	1,985.5
Weighted average number of shares(5)	2,200,000,000
Consolidated Cash Flow Data
Net cash from operating activities	603.9
Net cash used for investing activities	(542.3)
Net cash used for financing activities	119.5
Other Financial Data
Dividends declared(6)	182.2
Dividends per share (declared)(7)	0.082818
Gross margin(8)	37.5%
Capital expenditures	486.7

(1)	Direct cost of revenues includes payments for our current license fee, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses, roaming charges, interconnection fees, costs of Simcards sold and personnel expenses for our technicians.
(2)	Equity in net income of consolidated investees primarily includes income related to our 41.45% stake in Fintur Holdings B.V. (“Fintur”). Fintur currently holds all of our international mobile communications investments other than our operations in Northern Cyprus, Ukraine and Belarus.
(3)	Long-term debt consists of long-term loans and borrowings and long-term lease obligations.

(4)	Total debt consists of long-term and short-term loans and borrowings and lease obligations.
(5)	Net income per share figures and weighted average number of shares reflected in our historical financial statements have been retrospectively restated for stock splits and stock dividends.
(6)	In 2005, we paid dividends of $182.2 million for the year ended December 31, 2004, when 1,854,887,341 of our shares were outstanding.
(7)	Dividends per share for the year ended December 31, 2004 was computed over 2,200,000,000 shares in order to reflect the effect of certain stock splits.
(8)	Gross margin is calculated as gross profit divided by total revenues.

Adjusted EBITDA is a non-GAAP financial measure that equals net income before financial income, financial expense, income tax benefit (expense), other income, other expense, minority interest, share of profit of equity accounted investees, gain on net monetary position and depreciation and amortization. Our management reviews Adjusted EBITDA as a key indicator each month to monitor our cash generation ability and liquidity position. Net income is generally considered by our management as the main indicator for our operating performance. Adjusted EBITDA is not a measurement of liquidity under IFRS as issued by the IASB and should not be construed as a substitute for net income (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

We believe Adjusted EBITDA, among other measures, facilitates liquidity comparisons from period to period and management decision making. It also facilitates liquidity comparisons from company to company. Adjusted EBITDA as a liquidity measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the liquidity of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

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

	Year ended December 31,
	2008	2007	2006	2005
	(Million $)
Adjusted EBITDA	2,580.3	2,627.1	1,820.0	1,722.2
Income tax expense	(549.8)	(322.4)	(413.2)	(290.5)
Other operating income/(expense)	(15.6)	(10.8)	0.3	10.5
Financial income	11.2	1.6	(46.4)	(187.6)
Financial expense	(80.2)	(264.4)	19.9	76.8
Net decrease in assets and liabilities	(271.5)	125.1	474.3	(258.8)
Net cash from operating activities	1,674.4	2,156.2	1,854.9	1,072.6

The following table presents selected operational data:

Operating Results

	Year ended December 31,
	2008	2007	2006
Industry Data
Estimated population of Turkey (in millions)(1)	71.5	70.6	74.4

Turkcell Data
Number of postpaid subscribers at end of period (in millions)(2)	7.5	6.4	5.8
Number of prepaid subscribers at end of period (in millions)(2)	29.5	29.0	26.0
Total subscribers at end of period (in millions)(2)(7)	37.0	35.4	31.8
Average monthly revenue per user (in $)(3)(7)	14.5	14.3	12.1
Postpaid	36.8	37.6	31.0
Prepaid	9.1	9.2	7.8
Average monthly minutes of use per subscriber(4)	95.9	76.3	70.3
Churn(5)	23.8%	19.9%	14.7%
Number of Turkcell employees at end of period	2,809	2,875	2,751
Number of employees of consolidated subsidiaries at end of period(6)	7,566	6,782	5,257

(1)	The Turkish population for 2008 and 2007 is based on data derived from the address-based population registration system announced in January 2008 and January 2007, respectively. The Turkish population for 2006 has been estimated based upon the 1996 and 2000 censuses prepared by the Turkish Statistical Institute, applying a projected monthly growth rate of 0.13%.
(2)	Subscriber numbers do not include subscribers in Ukraine, Belarus and Northern Cyprus.
(3)	We calculate average revenue per user, ARPU, using the weighted average number of our subscribers during the period. ARPU does not include the results of our operations in Ukraine, Belarus and Northern Cyprus.
(4)	Average monthly minutes of use per subscriber is calculated by dividing the total number of incoming and outgoing airtime minutes of use by the average monthly sum of postpaid and prepaid subscribers for the year divided by twelve. Our Minutes of Usage (“MoU”) calculation does not include our operations in Ukraine, Belarus and Northern Cyprus.
(5)

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Our churn calculations do not include our operations in Ukraine, Belarus and Northern Cyprus.

(6)	See “Item 6.D. Employees” for information concerning our consolidated subsidiaries.
(7)	See “Item 4.B. Business Overview” for information concerning the operational figures of Astelit.

Exchange Rate Data

The Federal Reserve Bank of New York does not report, and historically has not reported, a noon buying rate for the Turkish Lira, which was previously called the “New Turkish Lira” from 2005 through 2008. For the convenience of the reader, this annual report presents translations of certain Turkish Lira amounts into U.S. Dollars at the relevant Turkish Lira exchange rate for purchases of U.S. Dollars at the TRY/$ Exchange Rate announced by the Central Bank of Turkey. Prior to January 1, 2006, unless otherwise stated, any balance sheet data in U.S. Dollars derived from our consolidated financial statements were translated from Turkish Lira into U.S. Dollars at rates announced by the Central Bank of Turkey on the date of such balance sheet for monetary assets and liabilities and at historical rates for equity and non-monetary assets and liabilities. As of January 1, 2006, any balance sheet data (monetary or non-monetary), except for equity items in U.S Dollars derived from our consolidated financial statements, are translated from Turkish Lira into U.S Dollars at exchange rates at the balance sheet date. Income and expenses for each income statement (including comparatives) are translated to U.S. Dollars at monthly average exchange rates. Unless otherwise indicated, the TRY/$ exchange rate used in this annual report is the TRY/$ exchange rate in respect of the date of the financial information being referred to. As stated in the annual monetary and exchange rate policy announcements of the Central Bank of Turkey, which have been published since 2002, the foreign exchange rate is not a policy tool or target; it is determined by the supply and demand conditions in the market. Along with inflation targeting, the Central Bank of Turkey announced that it will continue the implementation of the floating exchange rate regime in 2009.

The following table sets forth, for the periods and the dates indicated, the Central Bank of Turkey’s buying rates for U.S. Dollars. These rates may differ from the actual rates used in preparation of our consolidated financial statements and other information appearing herein. The TRY/$ exchange rate on April 1, 2009 was TRY 1.668= $1.00.

	Year ended December 31, (1)
	2009(2)(3)	2008(2)	2007(2)	2006(2)	2005	2004
High	1.796	1.696	1.450	1.693	1.400	1,550,710
Low	1.512	1.145	1.163	1.297	1.254	1,301,340
Average(1)	1.650	1.293	1.303	1.431	1.344	1,422,514
Period End	1.668	1.512	1.165	1.406	1.342	1,342,100

Source: Central Bank of Turkey

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.
(2)	These columns set forth the Central Bank of Turkey’s buying rates for U.S. Dollars expressed in Turkish Lira.
(3)	Through April 1, 2009.

	April 2009(1)	March 2009	February 2009	January 2009	December 2008	November 2008	October 2008
High	1.688	1.796	1.698	1.667	1.594	1.696	1.695
Low	1.668	1.647	1.606	1.512	1.497	1.500	1.232

Source: Central Bank of Turkey

(1)	Through April 1, 2009.

No representation is made that Turkish Lira or the U.S. Dollar amounts as presented in this annual report could have been or could be converted into U.S. Dollars or Turkish Lira, as the case may be, at any particular rate. Changes in the exchange rate between Turkish Lira and U.S. Dollars could affect our financial results. For a discussion of the effects of fluctuating exchange rates on our business, see “Item 5A. Operating Results.”

3.B Capitalization and Indebtedness

Not applicable.

3.C Reasons for the Offer and Use of Proceeds

Not applicable.

3.D Risk Factors

Competition in our main Turkish telecommunications market has increased in recent years and may continue to increase in the future.

We face intensifying competition in our main Turkish telecommunications market from other GSM providers and other telecommunications companies offering competing services, which could affect our ability to add new customers at current rates and lead to a decrease in the size of our market share. In the Turkish market, we currently face competition from two other GSM providers, Vodafone Telekomunikasyon A.S. (“Vodafone”) and Avea Iletisim Hizmetleri A.S. (“Avea”), and from Turk Telekomunikasyon A.S. (“Turk Telekom”), the fixed-line telecommunications operator in Turkey. Competition has increased in recent years due, in part, to structural changes in the competitive environment. The Vodafone Group, a large multinational GSM operator, acquired all the shares of Telsim Mobil Telekomunikasyon Hizmetleri A.S. (“Telsim”), one of our Turkish GSM competitors, on May 24, 2006, establishing Vodafone as the new operating company for Telsim and rebranding Telsim as Vodafone. In addition, Turk Telekom increased its stake in Avea from approximately 40.5% to 81% in September 2006. Turk Telekom is 55% owned by Oger Telecom, a multinational GSM operator in which Saudi Telecom Company in turn owns a 35% stake. On May 14, 2008, 15% of Turk Telekom’s shares were sold to the public.

This competition has been increasingly focused on price, notably with flat rate offerings, bundled offers, as well as other factors such as quality of network and customer service and marketing initiatives. Furthermore, Turk Telekom’s use of new technologies such as Internet Protocol Television (“IPTV”) and Voice over Internet Protocol (“VoIP”) and fixed line products, which may be bundled with Avea mobile line products and those of such other providers, may provide an alternative to GSM for customers’ communications needs for both voice and data transmission.

The intensifying competition from GSM operators and potentially from Turk Telekom’s fixed line business and other telecommunications service providers may make it more difficult to attract and retain our high value customers, causing higher churn rates as customers switch carriers to take advantage of lower offers, while pressuring us to lower prices. The introduction of mobile number portability (MNP) in Turkey in the fourth quarter of 2008 has further increased the pressure on GSM operators and has made it more difficult to retain customers. MNP has and may continue to lead to increased churn rates, subscriber retention and acquisition costs, and may have a significant impact on both Turkcell and the market.

In addition, the development of long distance licensing, as well as Wireless Interoperability for Microwave Access (“WIMAX”) and Mobile Virtual Network Operator (“MVNO”) licenses, which are not currently available, and other technologies, such as wi-fi, could increase the competition we face in the Turkish communications market, in part by making it easier and/or more attractive for new direct and indirect competitors to enter the market.

The issuance of 3G licenses and the introduction of 3G services in Turkey could also lead to significant changes in the competitive environment. On November 28, 2008, the Information and Communication Technologies Authority (the “ICTA”) conducted a 3G tender process to issue four separate licenses to provide IMT 2000/UMTS services and infrastructure. We were granted an A type license, which provides the widest frequency band, at a consideration of EUR 358 million (excluding VAT). Were we to fail to implement 3G, our competitive position could be adversely affected. Since the ICTA granted three out of four licenses to existing operators, there is a possibility that there may be one entrant into the current market.

Our activity is concentrated in the Turkish telecommunications market and thus developments in this market are likely to affect the growth of our business and our results of operations.

The majority of our revenue comes from our operations in Turkey and thus the growth and development of our business is dependent to a large extent on the development of the Turkish mobile telecommunications market. If the Turkish mobile telecommunications market slows in growth or develops in unexpected ways, this could harm our business and results of operations.

The subscriber mobile line penetration rate in Turkey is relatively low in comparison to the average EU penetration rate. In the next year, the development of our business will depend, in large part, on the level of demand for mobile telecommunications in Turkey, a highly competitive market, with slow growth prospects projected during this economic downturn. We are responding to our competitive environment in this economic downturn with a focus on increasing average monthly minutes of use per subscriber while maintaining average monthly revenue per user in TRY despite slow growth in the market. These indicators, however, may be negatively affected by an increasing prepaid subscriber base, which has a dilutive impact on our average monthly minutes of use per subscriber and on our average monthly revenue per user, which may also negatively affect our operational and financial performance.

In addition, the size and usage patterns of our future subscriber base will be affected by a number of factors outside of our control. Such factors include general economic conditions, a consumption tax on mobile phone usage, changes in the regulatory environment, the development of and changes to the GSM market, further intensifying competition with aggressive price offers, the availability, quality and cost to the subscriber of competing mobile services and improvements in the quality and availability of fixed line telephone services in Turkey. Additionally, offers which combine fixed and mobile products, in the context of convergence, may increase competition and may create value for the fixed business against mobile, which may also provide a competitive advantage to our competitors.

Regulatory actions such as the ICTA’s regulation of our retail pricing and their ongoing pressure on interconnection rates have also been and will likely continue to be a significant factor in shaping the development of the Turkish market and in our ability to respond to changes in the market. After a 33% reduction for Turkcell in 2008, the interconnection rates issued by the ICTA on March 25, 2009 for all GSM operators in Turkey provides for a further 29% decrease on average, which may reflect on retail prices and impact our operational results, depending on the pricing trends and marketing strategies in the mobile communications market in Turkey. The global economic downturn is also adversely affecting our domestic and international vendors, leading to a contraction in their business, which in turn may lead to a decrease in the quality of the services that they render to us and adversely affect timely delivery of such services, negatively impacting our business and operations.

With the ICTA Board Resolution dated March 25, 2009, ICTA has set a lower limit to on-net retail tariffs of Turkcell only, and decreases the level of price cap for all GSM operators. The lower limit applies to each retail tariff package of Turkcell by mandating the weighted average on-net price of a tariff package shall not be less than Turkcell’s weighted average call termination rate. The Board Resolution also reduces the current price cap from 0.80 TRY/min (VAT, SCT incl.), which pertains to general subscription packages, to 0.64 TRY/min. The Resolution has also set such price as an upper limit for special subscription packages. To comply with the Board Resolution, Turkcell is likely to have to adjust on-net and off-net prices of some tariff packages. The Board Resolution may have adverse effects on Turkcell’s pricing ability in the short/mid-term.

Given these factors, it is difficult to predict with any degree of certainty the growth and usage patterns of our subscribers and our ability to maintain or increase revenues or profitability.

Our strategy for growth is partly dependent on new investment opportunities. These new investment opportunities could affect our business and results of operations, and the return on our investments cannot be guaranteed.

In addition to growing our existing business as a leading communications and technology company, our strategy for growth is to selectively seek and evaluate new investment opportunities. We are open to launching greenfield operations as well as forming potential alliances and conducting mergers and/or acquisitions that will contribute to our economies of scale and create synergies. We may also evaluate new business opportunities such as the National Lottery.

In pursuit of our growth strategy, our management may divert undue attention and/or cash resources away from other ongoing business concerns, which could harm our business and result of operations. We may miss entering new businesses by underestimating opportunities/overestimating threats in convergence, or may enter businesses that cause high value erosion in our core business by overestimating opportunities/threats in convergence.

In addition, investments may not provide expected returns or returns that are in line with those of our core business. In many of the markets and businesses in which we have invested or may invest, it may take several years and significant investments to achieve desired profitability, if at all.

The success of any new investment we make will depend upon a number of factors, including:

•

our ability to manage differences between the management and accounting systems and standards of the acquired business and our own (both those differences that are known and those that we may discover) and to successfully integrate these systems and standards;

•

our ability to manage technical differences between the network and operating systems of the acquired business and our own (both those differences that are known and those that we may discover) and to successfully integrate such systems;

•	our ability to manage and develop new technologies in the acquired business that are outside the scope of our traditional business;

•	the reaction of local subscribers and potential subscribers to our acquisition and to the new commercial strategies that we would introduce;

•	our ability to identify key trends in the local market and to respond to these in a timely and successful manner;

•	currency exchange rate fluctuations, notably between the Turkish Lira, the local currency and other relevant currencies of the acquired business;

•	the availability of financing for investments in the given country or business; and

•

the competitive and regulatory environment in the local telecommunications market, including the actions of current and future competitors, the dominant role often exercised by local governments and authorities and any actions taken by the regulators that may affect costs, pricing and competition levels.

Furthermore, for acquisitions outside of Turkey, current and future U.S. and international laws and regulations, as well as legal and regulatory actions, targeting the country and local companies and individuals that may curtail our ability to do business in that country and may impede our exercise of control. Turkcell itself, as well as certain of its key employees (notably those who are U.S. citizens), could be subject to sanctions under such laws and regulations. Some of the countries and companies in which we have contemplated making investments and in which we may from time to time consider opportunities, such as Iran and Syria, and certain individuals involved in such companies, have been the specific targets of such laws and regulations.

Furthermore, investors may be reticent to invest in a company doing business in such countries. These factors could have an adverse effect on the demand for our shares.

Regulatory changes in Turkey could have a material adverse effect on our business and results of operations.

Risks arising from the Electronic Communications Law.

Electronic Communications Law No. 5809 (the “Electronic Communications Law”), which came into force on November 10, 2008 and replaced Laws No. 406 and 2813, has significantly expanded the regulatory powers of the Telecommunications Authority, now renamed the Information and Communication Technologies Authority (the “ICTA”). This new law has expanded the ICTA’s duties and authority, effectively authorizing the ICTA to intervene in, and to audit, our activities more strictly, thereby limiting our ability to challenge such actions on the basis of lack of authority.

With the telecommunications industry changing rapidly, the Electronic Communications Law was published to correspond to the needs of the Turkish telecommunications industry. The authorization provisions regulated thereunder will be valid and effective after 6 months following the coming into force of the Law. Within such 6 months, the provisions regulating the authorization, which were in force before the law was published and are not contrary to the provisions of the Law, shall be valid and binding. New Regulations are required to be published. No assurance can be given that this will occur in a timely manner, or that these new regulations will be clear and satisfactory to us. The duties of ICTA, which may be exercised in a manner that is adverse to our operations and our financial results, include those described below. Several of these represent a codification of past practices that did not in our view have a clear legal basis.

Under Article 13 of the Electronic Communications Law, the ICTA may:

•

determine upper and lower limits on tariffs if it considers such intervention necessary. This raises a serious risk for Turkcell since the Article does not require any justification of the ICTA when determining the upper and lower limits of the tariffs. Having the power to determine the upper and lower limits of the tariffs, the ICTA could intervene with our retail prices, which would negatively affect our ability to design and launch campaigns and offers and, consequently, have a negative impact on our business. In the fourth quarter of 2007, the ICTA intervened in the fixing of our retail prices. Although we challenged that action on the basis that it exceeded the ICTA’s authority under then-applicable law, such action nonetheless had an adverse effect on our operational flexibility and our results of operations. With the ICTA Board Resolution dated March 25, 2009, ICTA has set a lower limit to on-net retail tariffs of Turkcell only, and decreases the level of price cap for all GSM operators. The lower limit applies to each retail tariff package of Turkcell by mandating the weighted average on-net price of a tariff package shall not be less than Turkcell’s weighted average call termination rate.

Under Article 6 of the Electronic Communications Law, the ICTA may:

•	analyze the electronic telecommunications industry, determining the relevant markets as well as the operator(s) who have significant market power;

•

make necessary arrangements and perform audits relating to electronic communications as well as to the rights of the subscribers, users, consumers and end-users, in addition to processing personal information and protecting confidentiality;

•	maintain transparency in the board decision process related to the operators and consumers, including explanation of the legal reasoning used;

•	process the reconciliation procedure between the operators and, unless otherwise agreed by the parties, take necessary measures in the event of a failure of the parties to reach an agreement;

•	allocate frequency and satellite position, as well as to plan numbering and its allocation;

•

determine operators’ trade secrets and the scope of the information to be explained to the public, while also securing such trade secrets, in addition to confidential investment information and working plans, to protect operators, per the request of judicial authorities;

•	determine the principles and procedures of access, including interconnection and national roaming;

•	determine the terms and conditions of the authorization to provide communications services, network and/or its infrastructure; audit its implementation and compatibility to the authorization;

•

audit (or be audited on) the legality of the companies that have operations in the electronic communications sector, in addition to determining the principles and procedures related thereto and applying sanctions where there is a contradiction; and

•	impose an administrative fine on operators of a maximum of 3% of the previous calendar year’s net sales in case of infringement of the Electronic Communications Law.

The Access and Interconnection Regulation.

Pursuant to the Access and Interconnection Regulation (the “Regulation”), which became effective on May 23, 2003 and sets forth the rights and obligations of the operators in the telecommunications sector in Turkey, the ICTA has the right to designate operators as having significant market power and to impose certain obligations and penalties on them. On December 15, 2005, the ICTA designated Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell individually as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets.” On January 17, 2009, the ICTA declared that such designation would be valid until the end of 2009, which could affect our competitiveness and have a material adverse effect on our results of operations. As a result of the significant market power designation in the “GSM Mobile Call Termination Services Market”, our company, as well as Avea and Vodafone, is required to provide interconnection services on a cost-based basis. According to the provision of the Electronic Telecommunications Law, the ICTA may impose an obligation on operators, who are obliged by the ICTA to provide access and to submit their reference offers for access, and may request to make the necessary amendments in the operators’ reference access offers. Operators are obliged to make the amendments requested by the ICTA in a prescribed manner and period. In addition, the operators shall be obliged to publish their reference offers for access, which have been approved by the ICTA, and to provide access under conditions specified in their reference offers, which have been approved by the ICTA. On March 25, 2009, the ICTA issued the “Interconnection Tariffs” for Turk Telekom and GSM operators, which will become effective on May 1, 2009, and stated that the tariffs, determined in the Interconnection Tariffs, have been approved as the tariffs to be determined in the reference access offers, and published the reference access offers, which includes these tariffs. According to the Interconnection Tariffs, the revised rate for Turkcell will be TRY 0.0655. However, we are of the opinion that Turkcell is not required to apply such tariffs immediately, as otherwise requested by the other operators. We believe that it is likely that this mechanism will have the effect of reducing the rates we are able to charge for interconnection services, which could have a material adverse effect on our business and results of operations.

As a result of the significant market power designation in the “Access to GSM Mobile Networks and Call Originating Markets”, our company may be required to provide access and call origination services to other operators such as MVNOs and Directory Services Operators on a cost-based basis, while operators not designated as “operator holding significant market power” can set their prices differently than the operators designated as such. Being designated as the “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets” is likely to have the effect of reducing the rates we can charge to other operators such as MVNOs, which could have a material adverse effect on our business and results of operations.

Wireless Interoperability for Microwave Access (“WIMAX”) and Mobile Virtual Network Operator (“MVNO”) licenses.

Regulatory changes in Turkey to introduce and promote WIMAX and MVNO could have a material adverse effect on our business and results of operations. Specifically, they may result in increased competition and/or the entry of new direct or indirect competitors, which may have a negative impact on our ability to attract and retain customers, the competitiveness of our products and services, our distribution channels, our brand and visibility and our infrastructure investments.

Fixed line telephone services

The ICTA is expected to issue Fixed Telephony Service (“FTS”) licenses and promulgate related regulations, which will enable existing long distance telephony services (“LDTS”) operators, such as our subsidiary Tellcom, to provide call origination and termination. LDTS providers have not yet had a significant effect on our operations and the timing of expected regulations is uncertain. In the long term they could have the effect of driving down prices and shifting traffic patterns for in-city and long distance calls in Turkey, potentially having an adverse effect on our mobile telecommunications business.

Certain legal and regulatory arrangements.

Certain actions by the Turkish government, the ICTA or other regulatory authorities in Turkey (such as the Competition Board) have in the past, and could in the future, adversely affect our business, consolidated financial condition, results of operations or liquidity. Such actions may include:

•	changes in laws, regulations or governmental policy, or their interpretation, including revisions to the interconnection and access regime or the imposition of price controls;

•	any unfavorable change in corporate and/or income tax legislation, or the imposition of additional consumption taxes or other taxes on subscribers or mobile operators;

•	the grant of additional mobile telephone licenses or other telephony licenses to new entrants and existing operators;

•	the establishment of limitations on our operations or restrictions on our ability to provide services to existing or new subscribers;

•	investigations, enforcement actions or other assessments of the Competition Board or other regulatory authorities;

•	denial of discretionary benefits that we may seek in expanding our network;

•	the introduction of additional fees or charges by governmental authorities; and

•	introduction of new regulations regarding protection of personal data of subscribers and/or users.

Additionally, in the case of war, general mobilization or when the ICTA considers it necessary for public safety or national defense, we may be required to surrender the control of our network wholly or partially to the ICTA for a limited or unlimited period.

Compliance with the requirements of our and our subsidiaries’ licenses or applicable regulations.

We could face severe penalties, including limitation or revocation of our license in extreme cases, if applicable regulatory authorities determine that we are not in compliance with the requirements of our GSM license or our new 3G license or applicable regulations.

The statutes, rules and regulations applicable to our activities and our GSM and 3G licenses are generally new, subject to change, in some cases, incomplete, and have been subject to limited governmental interpretation. Precedents for and experience with business and telecommunications regulations in Turkey are generally limited. In addition, there have been several changes to the relevant legal regime in recent years. There can be no assurance that the law or legal system will not change further or be interpreted in a manner that could materially and adversely affect our operations.

Our licenses contain a number of requirements, including requirements regarding operation, quality and coverage of the network; national security issues; maintenance of confidentiality; prohibitions on anti- competitive behavior; and compliance with international and national standards. If we fail to meet any requirement in our licenses or to comply with applicable regulations, we could be subject to sanction, including the limitation or revocation of our licenses.

Lack of clarity with respect to Turkish telecommunications law, the Turkish legal system, our licenses and/or the regulatory framework governing the Turkish telecommunications industry could impede our ability to operate effectively under our licenses and have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

For a description of our Turkish GSM and 3G licenses and the regulatory regime under which we operate in Turkey, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”. In addition to the foregoing, our indirectly owned subsidiary, Limited Liability Company Astelit (“Astelit”), majority owned subsidiary, Belarussian Telecom, and wholly owned subsidiary, Kibris Telecom, hold GSM licenses in Ukraine, Belarus and the Turkish Republic of Northern Cyprus, respectively, and some of them have obtained or will bid for 3G licenses. If Astelit, Belarussian Telecom and Kibris Telecom fail to comply with the terms and conditions of their license agreements, they may incur significant penalties, which could have a material adverse effect on our strategy for international expansion and our business and results of operations. In addition, our wholly owned subsidiaries Tellcom, TurkKule, Superonline and Inteltek have licenses in order to be able to perform their business. Failure to comply with the terms of such licenses may lead to significant penalties and adversely affect their, as well as our, results of operations.

Economic and political developments in Turkey and internationally have had, and may continue to have, a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

As the global financial crisis spreads to non-financial sectors of the world economy, the emerging markets in which we operate, such as Turkey, the Commonwealth of Independent States (“CIS”) region, Ukraine and Belarus, face a sharper economic slowdown and pressure on their exchange rates as a result of falling industrial production and private sector expenditure and rising unemployment. This is likely to adversely impact our business operations and financial results and may require us to record impairments in the valuation of our assets in these countries in our financial statements.

At the end of 2008 and in 2009, the global markets have experienced extraordinarily high levels of volatility and both domestic and external demand has slowed down considerably. The turmoil in global financial markets has spilled over into non-financial corporations and emerging economies that were relatively unharmed by previous turbulence. Although consumer and business sentiment surveys have showed some improvement in the first quarter of 2009, they are still at historically low levels. Industrial production and capacity utilization continue to decline at an alarming rate, all of which may appear to be indicators of a recession.

Turkey is vulnerable to global shocks and global liquidity problems due to its current account deficit and the private sector’s external borrowing needs. However, the current account deficit is likely to decrease rapidly due to the fall in oil and commodity prices and weak domestic demand. The double-digit declines in industrial production and trade, as well as survey-based forward-looking indicators, point to a significant downturn in 2009. A potential IMF arrangement will be crucial in mitigating the concerns over this year’s external financing gap and the level of TRY, particularly in an increasingly uncertain global environment. However, given Turkey’s current account deficit, the corporate sector’s large open foreign exchange position, lower TRY interest rates and the contraction in external financing and foreign direct investment prospects, concerns about the outlook for the TRY will make the situation worse.

Although the telecom sector was generally in a sound financial position when the financial crisis began, its growth is now projected to slow. Falling consumer spending and disposable income may lead to a decline in ARPU and a rise in billing complaints. Furthermore, as the economy has slowed, companies have been scaling back production, making job cuts, and, even worse, some are closing down, which adversely affects our corporate customer revenues. These developments also put pressure on our sales channel and dealers which are starting to feel the repercussions of weakening domestic demand. With a substantial portion of our revenues, assets and business derived from and located in Turkey, and denominated in Turkish Lira, these and other adverse developments in the Turkish market are likely to have a material adverse effect on our business, consolidated financial condition and results of operations.

The Turkish economy has also been and will continue to be vulnerable to political instability. Political uncertainty within Turkey, including actions by terrorist and ethnic separatist groups, along with armed conflict and the threat of armed conflict in neighboring countries, such as Iran, Syria, Georgia and Armenia, historically have been among the potential risks associated with investment in Turkish companies. The instability surrounding the situation in Iraq, as well as tension in and involving the Kurdish regions of northern Iraq, could also have negative economic consequences for us. In 2009, a high profile coup indictment case and general tension in the Middle East have been and are expected to continue to be important political issues.

We hold interests in several companies that may expose us to various economic, political, social, financial and liquidity risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.

Our investments in subsidiaries and associated companies within Turkey and internationally could expose us to economic, political, social and financial risks. We have investments in Azerbaijan, Georgia, Kazakhstan and Moldova through Fintur, and in the Turkish Republic of Northern Cyprus, Ukraine and Belarus.

In addition to entering into new business areas in Turkey, we are exploring new investment opportunities, primarily in Emerging Markets such as the CIS region, Eastern Europe, the Middle East, the Balkans and North Africa. Along with Turkey, these countries are generally considered by international investors to be emerging markets. Their legal systems, including telecommunications regulations, are relatively underdeveloped, their economies have only recently begun to open to market principles and their respective institutions and commercial practices are relatively weaker and less developed. Furthermore, some of the countries in which we have businesses or would consider investing, and the companies and individuals that we come into contact with, may be the target of U.S. and international sanctions. There can be no assurance that political, legal, economic, social or other developments in these countries or involving such companies and individuals will not have an adverse impact on our investments and businesses in these countries.

Our international and Turkish subsidiaries may not benefit us in the way we expect for the reasons cited above, as well as other reasons, including general macroeconomic conditions, poor management and legal, regulatory or political obstacles. For many of these subsidiaries, we do not expect to achieve desired levels of profitability in the near or mid-term.

Ukraine

We have been operating in Ukraine since the second half of 2004 through our subsidiary Astelit. Ukraine is undergoing a great deal of change and suffers from ongoing political instability. These factors have a negative impact on the country as a whole and on our operations there. Although the Ukrainian currency has been relatively stable against the U.S. Dollar for almost five years, in 2008, it lost 52% of its value against the U.S. Dollar despite the central bank’s intervention. Ukraine faces the risk of a systemic banking crisis and a serious economic contraction. An economic contraction would bring to an end nine years of growth and would exacerbate the country’s political instability. Current political infighting between the government and the president is a major challenge and threat to Ukraine’s economy. The banking system continues to suffer from a flight of deposits due to the global crisis. In addition, the central bank has injected substantial liquidity into the banking system via long-term refinancing, contributing to the sharp devaluation of the Ukrainian Hryvnia. The devaluation of the Ukrainian Hryvnia and paralysis in the banking system have made the situation in the corporate sector challenging.

In the Ukrainian telecommunications market, the granting of a 3G license to Ukrtelecom and the passage of the National Roaming law in 2006 resulted in the introduction of an additional mobile operator in the market. Furthermore, Ukraine’s government is expected to privatize Ukrtelecom.

We indirectly hold a majority stake in Astelit, our operating company in Ukraine. Should we have a disagreement in the future with System Capital Management Ltd., the other shareholder of Euroasia Telecommunications Holdings B.V. (“Euroasia”), our consolidated subsidiary that controls and consolidates our Ukrainian operations, the ability of Astelit’s management to move forward with its business plan may be affected.

Ukrainian tax authorities are increasingly directing their attention to the business community as a result of the overall Ukrainian economic environment. With respect to this, the local and national tax environment in Ukraine is constantly changing and subject to inconsistent application, interpretation and enforcement. Non-compliance with Ukrainian laws and regulations can lead to the imposition of severe penalties and interest. While the management of Astelit believes it has complied with Ukrainian tax legislation, there have been many new tax and foreign currency laws and related regulations introduced in recent years that are not always clearly written.

Belarus

In 2008, we made an investment in Belarus, acquiring an 80% stake in the Belarussian Telecommunication Network (“Belarussian Telecom”) for consideration of $500 million. The global crisis has also adversely affected the Belarusian economy and its access to external finance. The slowdown in the global economy has led to decreased demand for Belarusian exports, which has made it more difficult for external economic activity to be balanced. In the first quarter of 2009, with its economy teetering, Belarus devalued its currency by 29% and negotiated a $2.5 billion loan from the IMF fund. Similar to other transition economies, Belarus faces inflationary pressure both on its exchange rate and generally in its economy, which may adversely affect our operations and the valuation of our Belarusian assets in our financial statements.

Northern Cyprus

We have operated a GSM network in Northern Cyprus since July 1999. Any hostilities and/or political instability in Cyprus may have a material adverse effect on the Northern Cypriot economy as well as on the Turkish economy, the progress of Turkey’s accession talks with the EU and our investments and business in Northern Cyprus. In 2009, the political and regulatory climate in Northern Cyprus may be affected by local elections. Our business in Northern Cyprus may also be affected by regulatory actions in the telecom sector.

Turkey

We own a number of subsidiaries in Turkey with operations outside of the mobile telecommunications market that are subject to certain risks that are different from those that we face in our Turkish mobile business.

Our wholly owned indirect subsidiary, Tellcom Iletisim Hizmetleri A.S. (“Tellcom”), has begun a program to establish a fiber-optic network capable of wholesale voice carrying services and data transmission. Tellcom may require several years to generate the expected returns from its capital expenditure, if at all. If Tellcom is not able to successfully carry out its plans to establish a fiber optic network, if such plans require materially more financing than currently expected or if Tellcom is not able to successfully develop its business, this could have a material adverse effect on our business and results of operations.

Tellcom’s broadband investment is not expected to yield positive returns in the near or mid-term due to high investment cost as the planned infrastructure covers a wide area (incity, intercity and local loop). The risks of this investment are multi-faceted as there are regulatory and procedural unknowns as well as an increasingly dynamic competitive environment marked by the dominant position of the incumbent operator, Turk Telekom. The successful execution of Tellcom’s business plan is dependent upon expected new regulations and regulatory actions that are essential to the opening of fixed line and broad-band services to competition. These regulations and regulatory actions relate, in particular, to number assignments, number portability, allowing the unbundling of fixed line and ADSL services and fixing interconnection tariffs. Although a number of these topics are required to be dealt with in regulations that are legally required to be promulgated by the ICTA in May 2009 at the latest, no assurance can be given that these regulations will be enacted in a timely manner, that they will be complete and clear or that they will be satisfactory to Tellcom. We expect that Tellcom will, in the coming months, merge with our newly-acquired Superonline business, which will create further challenges and may require us to consider recording impairments to the asset values in our financial statements.

Tellcom’s business is also heavily dependent upon its ability to obtain local permits and rights-of-way on satisfactory terms. This has in practice proven to be difficult and the terms offered to Tellcom have varied significantly, in some cases adversely affecting its planned development.

Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (“Inteltek”), our 55%-owned subsidiary, tendered for and signed a contract with the General Directorate of Youth and Sports in 2003 which authorized it to establish and operate a risk management center and become head agent for fixed odds betting. This activity became fully operational during 2004. Since then, the validity of this contract has been challenged by various lawsuits and by new laws reducing the commissions payable to Inteltek and requiring the fixed odds betting business to be subject to new tenders. On August 12, 2008, a tender was conducted which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek won the tender and on August 29, 2008 signed a contract to obtain the rights to run the sports betting business for the next ten years with a commission rate of 1.4%, applicable from March 2009. The new commission rate is substantially lower than the previous rate and thus the change in rate will have a negative effect on Turkcell’s profitability and financial results. Any inability of the company to set up an efficient business model under the new terms may aggravate the adverse impact on Turkcell’s operational profitability.

In addition to the foregoing, on April 15, 2009, we submitted a bid for the tender of a 10-year concession to operate the “games of chance business” which belongs to the Turkish National Lottery General Directorate. If successful, this tender is likely to require us to make a significant U.S. dollar payment and will take us into a new line of business.

We are exposed to foreign exchange rate risks that could significantly affect our results of operation and financial position.

We are exposed to foreign exchange rate risk because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Ukrainian Hryvnia and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Ruble. Although we successfully operated in a hyperinflationary environment with continuous devaluation of the Turkish currency from our inception, sudden increases in inflation or the devaluation rate of the Turkish Lira, the Ukrainian Hrvynia, the Belarusian Ruble or other currencies in which we generate revenue, have had, and may continue to have, an adverse effect on our consolidated financial condition, results of operations or liquidity. In particular, in 2008, the Turkish Lira was devalued by 30%, the Ukrainian Hryvnia by 52% and the Belarusian Ruble by 2% against the U.S. Dollar. We will not be able to offset these devaluations with matching increases in our local currency tariffs. The exchange risk is manageable in Turkey, which has a developed market enabling hedging facilities; however, in Ukraine and Belarus it is not possible due to restricted and undeveloped financial markets. In the current economic environment, there is a strong possibility of further devaluations.

We use analytical techniques such as market valuation and sensitivity and volatility analysis to manage and monitor foreign exchange risk. We keep a portion of our financial assets in U.S. Dollars and Euros to reduce our foreign currency exposure. However, fluctuations between Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles, on the one hand, and U.S. Dollars and Euros, on the other, may have an unfavorable impact on us, as they did in 2008.

In order to manage market volatility in the foreign exchange markets, we may enter into derivative transactions in line with our treasury policies. However, these derivative transactions have a cost and do not fully cover all of our risks, and any derivative transactions exercised that are either above or below market levels might result in unfavorable results to us.

When we translate our results of operations and financial position into U.S. Dollars for the purpose of preparing our financial statements that are expressed in U.S. Dollars, the dollar amounts will vary in accordance with applicable exchange rates. We do not hedge this so-called “translation risk”.

Borrowing by Turkcell group companies exposes us to interest rate risk and possibly increased interest expense, obligates us to meet certain covenants and exposes us to financial risks if covenants are not satisfied or if additional financing is required, each of which could have a material adverse effect on our consolidated financial condition and results of operations.

As of December 31, 2008, the major portion of our outstanding debt consists of the $540 million long-term financing facility for Astelit, which consists of a $390 million senior facility and a $150 million junior facility. Financell B.V. (“Financell”), our wholly owned financing subsidiary, undertook the $390 million long-term senior syndicated facility for Astelit on June 27, 2007. This facility has a variable interest rate, which has been favorable in the current interest rate environment, but would expose us to increased costs if rates increase.

We have examined various hedging alternatives to hedge our interest rate risk. However, we are not presently party to any such arrangements due to their cost and the general market view of forward interest rates. Consequently, an increase in the Libor or Euribor rates would cause an increase in the amount of our interest payments and could have a material adverse effect on our results of operations.

As the Astelit-related debt is denominated in U.S. Dollars, it also exposes us to exchange rate risk to the extent that Astelit’s revenue is in Ukrainian Hryvnia.

We expect to have significant cash requirements in 2009 due to a number of factors, notably Astelit’s financing needs, 3G and other license fees and related network development costs and, if successful, the National lottery tender and other business acquisition costs. At the same time, the positive cash flow generation of our Turkish mobile operations may be diminished, in particular as a result of the current adverse economic climate and competitive pressures. While we believe that our current liquidity position is satisfactory, we may decide to increase borrowings in 2009. We currently are not subject to any financial covenants. However, in connection with any new indebtedness or refinancing of existing debt, in the current lending environment, we may be obliged to accept new covenants in connection with obtaining financing on a consolidated basis or for our majority owned subsidiaries.

Furthermore, in the current credit environment, marked by increasing credit spreads and a general reticence of banks to lend funds, we may have difficulty borrowing on terms that are satisfactory. With respect to Astelit, in particular, if we are unable to borrow on terms that are acceptable, we may need to provide funding ourselves.

We may be unable to adapt to technological changes in the communications market.

The telecommunications industry is characterized by rapidly changing technology with related changes in customer demands for new products and services at competitive prices. Technological developments are also shortening product life cycles and facilitating convergence of various segments in the telecommunications industry, including in our core mobile communications business and the 3G business that we are now entering. Our future success will largely depend on our ability to anticipate, invest in and implement new convergent technologies with the levels of service and prices that customers demand. Technological advances may also affect our level of earnings and financial condition by shortening the useful life of some of our assets.

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

The effects of technological changes on our business cannot be predicted. In addition, it is impossible to predict with any certainty whether the technology selected by us will be the most economical, efficient or capable of attracting customer usage. Even though there can be no assurance that we will be able to develop new products and services that will enable us to compete efficiently, we are following general technological trends in communications and technology in order to control our investment risks by using different vendors’ products, and competing in adjacent communication business areas.

The 3G system may not be fully compatible with our infrastructure. The functionalities provided by the 3G network depends on the network equipment suppliers’ current capabilities. In addition, any new requirements defined by the ICTA may not be supported by the equipment suppliers and may require new developments on the equipment by the suppliers.

Turkcell’s ability to implement WIMAX services will be dependent on clearing the WIMAX regulatory and licensing process. WIMAX equipment may not always be compatible with our existing equipment, and our employees may not be familiar with the technical specifications and maintenance requirements of equipment from WIMAX suppliers. In addition, the timing of the WIMAX network implementation might cause a risk for 3G roll-out activities due to limited personnel resources if the WIMAX and 3G roll-out project plans overlap.

The Turkish CMB has informed us that our appointment of one of our board members to the audit committee does not satisfy Turkish legal requirements with respect to audit committees.

Alexey Khudyakov was appointed to the audit committee on July 21, 2006. Alexey Khudyakov’s status on the audit committee is as an “observer member” because under the U.S. Sarbanes-Oxley Act of 2002 he is not considered an independent audit committee member due to his position with one of our affiliated shareholders.

On January 26, 2007, the Turkish CMB informed Turkcell that Alexey Khudyakov’s status as an “observer member” on the audit committee does not satisfy the requirements of Article 25 of the CMB’s Rules pertaining to Audit Committees. The CMB has stated that steps must be taken so that our Company can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive board member. We have initiated a lawsuit before an administrative court seeking to suspend the execution and to annul the decision of the CMB with respect to Mr. Khudyakov. The administrative court ultimately dismissed our lawsuit in January 2008. In March 2008, we appealed before the Council of State. However, on April 9, 2008, the Council of State rejected our request to suspend the decision. We are still awaiting a final decision with respect to this appeal. Pursuant to the decision we were notified of on October 23, 2008, the CMB imposed on Turkcell an administrative penalty amounting to TRY 11,836 (approximately $7,000 as of April 1, 2009) for not complying with its decision stating that Mr. Khudyakov’s current status, as an “observer member” on the audit committee, does not satisfy the requirements of Article 25, “Committees Responsible for Auditing” of the CMB and required from Turkcell to inform its shareholders of such penalty at the next General Assembly (which was held on January 30, 2009). In November 2008, we commenced a lawsuit before the court. The lawsuit is still pending.

If our position in this matter does not ultimately prevail over that of the CMB, our compliance with the listing requirements of the New York Stock Exchange (“NYSE”) could be called into question, to the extent that the relevant rules of NYSE are based on home country compliance. In this case, remedial action could be required.

Certain of our shareholders hold a majority of our outstanding share capital which allows them together to exercise a controlling influence over us and could have the effect of delaying, deferring or preventing a change of control of Turkcell. Such shareholders have also been involved in ongoing legal disputes that could adversely impact their ability to achieve the consensus necessary to approve important matters relating to our business and operations, and may also affect the ownership and control of our shares.

On November 28, 2005, Alfa Telecom announced that Alfa Telecom Turkey Limited (“Alfa” and, together, with Alfa Telecom and other Alfa Group entities, “Alfa Group”), an affiliate of Alfa Telecom, one of Russia’s leading private telecommunications investors, had completed a series of transactions resulting in Alfa’s acquisition of a 49% interest in Cukurova Telecom Holdings Limited (“CTH”), one of our principal shareholders. Following such transaction, Alfa held, indirectly through CTH and Turkcell Holding A.S., another principal shareholder, 13.2% of our shares.

On the basis of publicly available information (Form 13D filings), in 2009 Alfa Group reduced its stake in Turkcell to 4.99% following litigation with Telenor ASA (“Telenor Group”). We understand that Alfa Group sold 62.2% of its holdings in Alfa Telecom Turkey Limited (“ATTL”) to Visor Group affiliate Nadash International Holdings Inc. (“Nadash”) and Alexander Mamut’s Henri Services Limited (“HSL”‘) which now own indirectly 4.26% and 3.97%, respectively, of our share capital.

As a result of the aforementioned share transfer and the resulting shareholder structure, we may face the following risks:

•

TeliaSonera, CTH, Alfa Group, HSL and Nadash together currently hold a majority of our outstanding share capital which allows them together to exercise a controlling influence over us. Our Board of Directors currently consists of seven members, and five members are required for a quorum. Two members of the board are affiliated with each of TeliaSonera, Cukurova Telecom Holdings and the Alfa Group, with the seventh member being independent. On the basis of publicly available information (Form 13D filings), we understand Alfa Group is required to use reasonable endeavors to cause the appointment of one nominee of each of the Alfa Group and Nadash/HSL (jointly) to our Board of Directors. The ownership of a substantial percentage of our outstanding ordinary shares by TeliaSonera, the Cukurova Telecom Holdings, the Alfa Group, HSL and Nadash and the affiliation of these shareholders with members of the Board of Directors may have the effect of delaying, deferring or preventing a change in control of Turkcell, may discourage bids for our ordinary shares or ADSs and may adversely affect the market price of our ordinary shares or ADSs.

•

Certain of our shareholders are involved in disputes regarding transactions involving the shares of Turkcell Holding and other entities that own our shares. These disputes, which are presently being litigated, are ongoing and we do not know when they will be resolved. This and other disputes could result in the failure of our shareholders to have a cooperative relationship, which could adversely impact the ability of our shareholders to achieve the consensus necessary to approve important matters relating to our business and operations. This and other disputes could also affect the ownership and control of our shares.

•

According to publicly available information, in 2005, an independent group petitioned a court regarding the exemption provided by the CMB as a result of the aforementioned share transfer to Alfa Group. The dispute is still ongoing. Such disputes could result in the failure of our principal shareholders to have a cooperative relationship, which could adversely impact their ability to achieve the consensus necessary to approve important matters relating to our business and operations.

Spectrum limitations may adversely affect our ability to provide services to our subscribers.

The number of subscribers that can be accommodated on a mobile network is constrained by the amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure. The spectrum is a continuous range of frequencies within which the waves have certain specific characteristics. We now have 11 MHz of spectrum in the 900 MHz band. As our subscriber base grows and we offer a greater number of services, we will require additional capacity for mobile voice and data; however, the currently available spectrum may be limited and we may face a bottleneck, especially in metropolitan areas.

In 2008, the ICTA initiated a tender for the allocation of additional frequency bands, which were vacant following the reorganization of the existing GSM 900 frequency band (890 / 960 MHz) into three separate bands (A,B and C). Turkcell submitted a bid of TRY 24.9 million (excluding VAT and equivalent to $14.9 million as of April 1, 2009) for the A band and won, adding five frequency bands to its prior stock of 50. Related payment was made in February 2009. The ICTA also held a tender for the issuance of four separate 3G licenses to provide

IMT 2000/UMTS services and infrastructure. Turkcell was granted an A Type license providing the widest frequency band (2x20 MHz; 20 MHz on uplink; 1920-1940 MHz and 20 MHz on downlink; 2110-2130 MHz, in total 40 MHz). There is no guarantee, however, that such additional capacity for mobile voice and data will relieve our current constraints and that our ability to provide services to our subscribers will not be adversely affected.

There are alleged health risks related to Base Transceiver Stations (“BTS”) and the use of handsets which could expose us to liability and lead to reduced usage of mobile phones.

We are aware of allegations that there may be health risks associated with the effects of electromagnetic signals from BTS and from mobile telephone handsets. While there is currently no substantiated link between exposure to electromagnetic signals at the level transmitted by our BTS and mobile telephone handsets and long- term damage to health, the actual or perceived health risks of mobile communications devices could adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in obtaining sites for base stations and exposure to potential liability. Furthermore, we may not be able to obtain insurance with respect to such liability on commercially reasonable terms. In recent years, legal proceedings have been brought against GSM mobile operators seeking the removal of base station sites for health reasons. Such legal proceedings may make it more difficult for us to establish and maintain such sites.

With regards to the health risks of BTS, local courts presented with the question decided that a base station had no negative effect on human health. However, the supreme court overruled the decisions of some local courts and decided that the base station in question could have negative effects on human health in the long term. If the number of those cases increases or if new regulations were to result, these could have a material adverse effect on our operations and financial results.

We are dependent on certain suppliers for network equipment and for the provision of data services.

Like all operators, we purchase our mobile communications network equipment, including our switching system, base station controllers (“BSCs”), BTS, transmission equipment and the software required to operate such equipment from a limited number of major suppliers. Although we are not bound to purchase our equipment solely from any given supplier and we have already begun using two different vendors’ products on GSM BSS (“Base Station Subsystem”), and are planning to use two different types of equipment for 3G UTRAN (“UMTS Radio Access Network”), there can be no assurance that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any current supplier is for any reason unable or unwilling to satisfy our equipment requirements. This could occur if, for example, the growth in demand for network equipment exceeds the ability of suppliers of such equipment as a whole to meet such demands. Like all operators, the failure of any of our suppliers to supply equipment to us could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

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

We are heavily dependent on IT systems, suppliers for IT services and our IT employees for the continuity of our business. We also regularly upgrade or convert our IT systems. Currently, we have a Business Continuity Management (“BCM”) scheme that is designed to protect and minimize the potential damage to Turkcell’s operations should we experience a crisis situation due to a potential natural disaster, such as an earthquake. The implementation of the BCM was completed by the end of 2007. In addition, should we experience regular or severe IT failures, whether due to system outages, human error or deliberate transferring, fraud or hacking, not successfully migrate to alternative or improved IT systems or experience a crisis situation, we may not fully recover our IT systems. If such event(s) occurred, it would result in interruptions in the continuity of our business which could have a material adverse effect on our business, consolidated financial position and results of operations.

If we are unable to retain key personnel, and also maintain the loyalty of our dealers and their key personnel, our business, consolidated financial condition or results of operations could be materially and adversely affected.

Our performance depends, to a significant extent, on the abilities and continued service of our key personnel. Competition for qualified telecommunications and information technology personnel in Turkey is intense. In addition, we are dependent on our dealers and their personnel in the growth and maintenance of our customer base. The loss of the services or loyalty of key personnel could adversely affect our financial condition or results of operations as well as breaches of confidentiality regarding our customer, operation and business plan details, particularly if a number of such persons were to join a competitor. Retention and development of high-caliber individuals in these positions is also key to our being able to deliver on our strategy.

Cancellation of our ADSs has been halted on a limited basis and this may adversely affect the liquidity and trading of our ADSs.

Due to uncertainties arising after January 1, 2006 regarding the application of the Turkish capital gains tax and the withholding related thereto, which is required upon the cancellation of ADSs, our ADR depositary, JPMorgan Chase Bank, N.A., consistent with the practice of all depositary banks for Turkish issuers, halted the issuance and cancellation of ADRs. Trading of our ADSs on the New York Stock Exchange has continued and has not been impacted by the closure of the issuance and cancellation books of our ADR depositary.

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

We are involved in various claims and legal actions with governmental authorities in Turkey, including the Competition Board, the ICTA and certain other parties. In addition, we may be involved in additional claims and legal actions with various governmental and other parties in the future. For a more detailed discussion of all of our significant disputes, see “Item 8.A. Financial Information” and Note 32 to our audited consolidated financial statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

Our internal controls have in the past been subject to “material weaknesses”.

As required by applicable laws, we maintain and regularly review internal controls over financial reporting. While our latest review has not revealed any “material weaknesses”, we have suffered from these in the past and no assurance can be given that others will not emerge in the future.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could adversely impact investor confidence and the market price of our common shares or ADSs.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and Development of the Company

Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. Our principal shareholders are Sonera Holding and Turkcell Holding, which hold 13.07% and 51.00%, respectively, of Turkcell’s shares. Turkcell Holding is 52.91% owned by Cukurova Telecom Holdings Limited and 47.09% by Sonera Holding B.V. Cukurova Telecom Holdings Limited is 51% owned by Cukurova Finance International Limited and 49% by Alfa Telecom Turkey Limited. The address of our principal office is Turkcell Iletisim Hizmetleri A.S., Turkcell Plaza, Mesrutiyet Caddesi, No. 71, 34430 Tepebasi, Istanbul, Turkey. Our telephone number is +90 (212) 313 10 00. Our website address is www.turkcell.com.tr. Our agent for service of process in the United States is CT Corporation, 111 8th Avenue, 13th floor, New York, New York 10011.

We operate under a 25-year GSM license, which we were granted in April 1998 upon payment of an upfront license fee of $500 million. Under our license, we pay the Undersecretariat of Treasury (the “Turkish Treasury”) a monthly ongoing license fee equal to 15% of our gross revenue. Of such fee, 10% is paid to the Ministry of Transportation and Communications of Turkey (“Turkish Ministry”) as the universal services fund. We also operate under interconnection agreements with other operators that allow us to connect our networks with those operators to enable the transmission of calls to and from our GSM system through existing digital fixed telephone switches. For example, we have an interconnection agreement with Turk Telekom that provides for the interconnection of our network with Turk Telekom’s fixed-line network.

In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Istanbul Stock Exchange and our ADSs on NYSE.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2008, that number had grown to 37 million.

In 2008, we had total revenues of $6,970.4 million, our EBITDA totaled $2,580.3 million and we reported net income of $1,836.8 million.

For the year ended December 31, 2008, we spent approximately $1,364.6 million on capital expenditures, including acquisitions through business combinations, compared to $783.1 million and $604.8 million in 2007 and 2006, respectively.

In addition to our operations in Turkey, we have various international operations. For more information, see “Item 4.B. Business Overview—International Operations”.

4.B Business Overview

Based on operators’ announcements, we are the leading provider of mobile services in Turkey in terms of the number of subscribers, with 56% of the Turkish subscriber market as of December 2008. We provide high-quality mobile voice and data services over our mobile communications network and have developed one of the premier mobile brands in Turkey by differentiating ourselves from our competitors in areas such as quality of service, customer service and product variety. We maintain our strong position in the market due to our customer oriented approach and our ability to provide quick solutions to meet customers’ needs.

Through our state-of-the-art mobile communications network, we provide comprehensive coverage of an area that, as of December 31, 2008, included 100% of the population living in cities of 1,000 or more people, 81 of the largest cities and the majority of Turkey’s tourist areas and principal inter-city highways. As of December 31, 2008, we provided service to our subscribers in 202 countries through commercial roaming agreements with 607 operators.

Industry

Overview

GSM, one of the digital standards for mobile communications, was developed in 1987 to facilitate unification and integration of mobile communications worldwide.

As a digital standard, GSM offers a wide range of services that include voice, circuit switched data, packet data and fax, in addition to standard service offerings such as call barring, call forwarding, call waiting and roaming into areas serviced by other GSM carriers. A key component of the GSM network is the Simcard, which enables the user of a mobile phone to be identified. Simcards, also known as “smart cards”, are placed inside each handset and function as its digital brain. Simcards’ digital memory allows for the storage of the subscribers’ personal information, such as the rate plan, phone number and service features. Both postpaid and prepaid subscribers are required to purchase a Simcard in order to use the telecommunications service offered by Turkcell.

GSM networks have traditionally been used exclusively as personal voice communications networks. The mobile telecommunications industry has increasingly provided mobile data services, and GSM, as a technology platform, is suitable for data transmission. Currently, many advanced technology platforms are being developed to enable the provision of more sophisticated data services.

Today, most GSM operators offer the standard data service of 9.6 kilobits per second and High Speed Circuit Switched Data (“HSCSD”) and General Packet Radio Service (“GPRS”), which provide network speeds of up to 57.6 kbps and 160 kbps, respectively, depending on radio network and mobile phone conditions. Enhanced Data rates for GSM Evolution (“EDGE”) and UMTS provide the means for making networks suitable for high-speed wireless data services. EDGE and UMTS platforms allow network speeds of up to 240 Kbps and 384 Kbps, respectively. By using new radio access technology, High Speed Downlink Packet Access in UMTS networks, operators gain increased capacity and improved downlink speeds up to 14.4 Mbps.

The Turkish Mobile Market

The Turkish population is young, with an estimated median age of 28, which is lower than elsewhere in Western Europe, and the majority of the population lives in urban areas. As of December 31, 2008, Turkey’s population was approximately 71.5 million. In our opinion, these factors indicate a good potential for growth for the mobile communications market in Turkey.

There are currently three mobile communications operators in Turkey: Turkcell, Vodafone and Avea, with a total of 65.9 million GSM lines as of December 31, 2008, according to operators’ announcements.

Vodafone, our principal competitor, entered the Turkish GSM market by acquiring Telsim on May 24, 2006. Telsim, which had received a 25-year license at the same time as us and on what we believe to be identical terms, including the $500 million upfront license fee, had been put up for sale by the Savings Deposit Insurance Fund (“SDIF”) in August 2005. The auction for Telsim was held on December 13, 2005 with Vodafone submitting the winning bid of $4.55 billion.

Avea is an operator owned 81% by Turk Telekom. (Turk Telekom’s ownership interest in Avea was increased to its current stake following its purchase of Telecom Italia SpA’s 40.6% interest in Avea in September 2006 for $500 million. Turk Telekom is 55% owned by Oger Telecom, a multinational GSM operator in which Saudi Telecom Company, the Arab world’s largest telephone company, agreed in January 2008 to buy a 35% stake.

Strategy

Our vision is to ease and enrich the lives of our customers with leading communication and technology solutions. Our strategy is to build value for our customers, stakeholders, and employees.

Turkcell operates in eight different countries, reaching 160 million people. There have been significant changes in our operating environment. In addition to the global financial crisis, the regulatory and competitive pressures we face are mounting. Customer demand for converged and differentiated services as well as devices is growing. Furthermore, expansion into international markets and adjacent businesses continues to be important for sustainable growth. In order to sustain our operating margins, it has been crucial that we become more efficient in our delivery of services, so that we may continue to lead the market in this environment.

As a leading communications and technology company, our strategy for growth is to continue our organic growth and to selectively seek and evaluate new investment opportunities. Building on our strength in brand, people, infrastructure, scale; we have identified six strategic priorities in which we intend to pursue opportunities for business growth:

•

To grow in our core mobile communication business through increased use of voice and data. Turkcell has a strong market position in Turkey, and we will continue to strengthen our well developed brand values through the highest quality infrastructure, the best offers for customers and the best partnership structures.

•

To grow our existing international subsidiaries with a focus on profitability in the long term. In order to diversify revenue and cash flow risks, we intend to grow the contributions made to Turkcell Group from subsidiaries, and to create operational efficiency.

•

To grow in the fixed broadband business by creating a synergy among Turkcell Group companies with our fiber optic infrastructure. Investment on fiber optic infrastructure will also enable us to sustain our competitive advantage in our core mobile business.

•

To grow in the area of mobility, internet and convergence through new business opportunities. We will focus on creating value for our customers and will continue to drive mobility and enhance internet services with a customer-centric approach. Convergence has become crucial for businesses. We have already introduced total telecom business solutions to give full support to our corporate clients so that they may compete better in their own markets.

•

To grow in domestic and international markets through communications, technology and new business opportunities. We are open to launching Greenfield operations as well as forming potential alliances and conducting mergers and/or acquisitions that will contribute to our economies of scale and create synergies. In our strategic screening process for international expansion activities, we consider both the business opportunity and the attractiveness of the market to determine feasible investment opportunities. We may also evaluate new business opportunities such as the National Lottery.

•

To develop new service platforms, which will enrich our relationship with our customers through our technical capabilities. We believe that the Turkish market could provide significant demand for such services, and Turkcell is the innovative forerunner in creating technology with the local talent pool.

Services

We currently provide high-quality wireless and value-added mobile communications services to subscribers throughout Turkey. Subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract and receive monthly bills for services. Prepaid subscribers must purchase a starter pack which consists of a Simcard and includes airtime ranging from 20 to 250 counters. Scratch cards can be purchased in increments of 25 to 1000 counters.

As of December 31, 2008, we had approximately 29.5 million prepaid subscribers and 7.5 million postpaid subscribers, compared to approximately 29.0 million prepaid and 6.4 million postpaid on December 31, 2007.

Voice Services

Voice services are the main services we provide to our customers. Voice services consist of high quality wireless telephone services on a prepaid and postpaid basis.

VAS

VAS management is focused on developing and managing services to address both consumers’ and corporate customers’ different needs, thereby enriching their daily lives. We provide an integrated service approach with a common vision to offer tailored solutions based on the specific needs and preferences of our targeted markets.

One of our principal goals is to increase mobile data and value-added services revenues among our existing customers and to foster the growth of new customers by offering innovative value-added services as well as new ways to access our existing wide range of content and services. Having a rich portfolio of various services helps us maintain our competitiveness.

We focus on the growth of value-added services revenues by increasing penetration and usage of value- added services.

We believe that increased customer satisfaction through our large portfolio of services will also play an important role in our future retention efforts. Assuring customer loyalty is one of our priorities. Through the launch of new value-added services, we aim to obtain our goals of increased revenues as well as customer satisfaction, customer loyalty and customer retention.

We will continue to position new products and services based on the needs and expectations of our customers in order to promote mobile usage, increase awareness of our value-added services and increase the penetration of our services. We closely follow and analyze global trends and develop services to fit local market needs.

We believe that one of the main pillars of Turkcell’s future growth will be the development of new services and business areas. We develop services in partnership with leading companies in various adjacent industries such as internet, media, finance, healthcare and education in order to enhance users’ experience with communication and technology solutions. Turkcell seeks to differentiate itself by providing innovative and pioneering solutions in collaboration with its strong solution providers and various partnerships.

Our value-added services are managed in two groups: Consumer Services and Corporate Services.

Consumer Services

Value-added services provide a number of consumer oriented services including Mobile Internet and content services.

Mobile Internet. Thanks to partnerships with Google, Facebook, Yahoo, Microsoft and popular local brands, such as Mynet, Garanti, Ntvmsnbc and Kariyer.Net internet services, mobile internet usage has almost tripled among Turkcell subscribers with over 19 million Turkcell subscribers having access to the mobile internet during 2008. turkcell-im is a prominent communication and access portal for Turkcell’s VAS. Launched in September 2006, turkcell-im facilitates mobile internet usage and offers a wide selection of content, including news, entertainment, sports, music and chat. As of December 31, 2008, turkcell-im had 11.2 million yearly distinct users with 61 million page views. In addition, 4.2 million items of content were downloaded from turkcell-im within the same year. turkcell-im provides a single point through which users can access the mobile sites of all these brands. Turkcell subscribers are also able to access Google’s search engine through turkcell-im and by SMS without paying any extra charges. In addition, Turkcell was the first GSM operator in Turkey to launch Windows Live Messenger from Microsoft—the most popular instant messaging service in Turkey.

Economic Internet Packages. In May 2008, we relaunched our offers of daily, weekly and monthly internet packages. Turkcell now offers different packages that may be used on mobile phones and, with a Connect Card, on laptop computers to encourage higher consumption and ensure higher data revenues.

Over the past several years, Turkcell has launched several different content based mobile services to ease and enrich the lives of customers, such as Goller Cepte (a service providing goal videos in your mobile) and IBB Trafik (Mobile Traffic Monitoring Solution).

Corporate Services

With our value-added corporate services, we aim to improve the competitive advantage and efficiency of Turkcell’s corporate customers. Mobile Internet usage among corporate customers grew substantially in 2008. Internet traffic increased by 125% due both to internet scratch cards, which provide free internet access for non-users, and revised internet packages with more attractive prices. The successful launch of the iPhone 3G in September 2008 also contributed to growth in mobile internet usage in the last quarter of 2008.

In 2008, we launched the IsteCozumler.com web portal, which enables SMEs (Small Medium Enterprises) to get various services such as CRM (Customer Relationship Management), ERP (Enterprise Resource Planning), communication and HR (Human Resources) applications from a hosted environment through a pay as you go model. Our Solutions Catalogue for 2008 included 60 products with 53 partners. We also offer sales force automations, vehicle tracking and telemetry solutions for different sectors and segments in our Solutions Catalogue. Corporate Messaging Solutions was the leading solution in 2008.

Push to Talk (“PTT”) and Mobile POS are two additional value added services provided to corporate customers that need instantaneous, fast voice communication at a reasonable price. In 2008, Mobile POS demonstrated remarkable growth compared to 2007.

In 2008, our new innovative solutions for corporate customers were IstePosta, IsteKimkimdir and Team tracking through the phone:

•	Free Corporate Email and domain name solution: IstePosta.

IstePosta is a service launched in March 2008 for Turkcell corporate customers that do not yet have corporate e-mail addresses and web sites. IstePosta consists of a domain name, e-mail addresses with the company’s name, a web site, Google Apps services (calendar, instant messaging on the web and online documents, to name a few), mobile access for e-mail (free internet packages for e-mail access) and a free internet advertisement coupon (Google AdWords coupon). IstePosta can be used by all Turkcell corporate customers.

We launched IstePosta with Google’s cooperation. As such, Google Apps services are provided within IstePosta. This is the first time Google has cooperated with a mobile communications operator for the aforementioned services.

•	Corporate mobile phonebook: IsteKimkimdir.

IsteKimkimdir, the first corporate mobile phonebook to provide service throughout the world, was launched in May 2008. Corporate customers first upload their employees’ information to www.istekimkimdir.com. Once that is done, they may then start to enquire their colleague’s name, surname or number by sending “name surname” or “phone number” to 2200. In addition, authorized people can send group texts to their team, department or the entire company by sending their message to 2200.

•	Team Tracking through the Phone: Cepten Ekipmobil

This service was established for companies that needed to track their teams’ locations via their smart phones. Corporate customers who have already registered for Team tracking may access the application via their TurkcellPDA or Blackberry devices. They track their teams’ location through detailed maps. This service helps companies save time, increase the efficiency of their workers and reduce expenses.

New Services and Business Areas

Turkcell continuously seeks to broaden its product range by introducing new services to meet the needs and expectations of customers. Turkcell continues to build on its technical competencies and market know-how to expand its already rich portfolio of services. We closely follow and analyze global trends and develop services that best meet the needs of the local market. Currently, Turkcell focuses on improving content services through a number of different areas, including mobile signature, mobile traffic monitoring, mobile healthcare, mobile learning and mobile advertising.

Turkcell Mobile Signature (Turkcell Mobil Imza)

Mobile Signature is a GSM service that enables customers to sign electronic documents and transactions with a legally-accepted digital signature using GSM SIM cards. Mobile signature subscribers can easily verify their personal identity in a digital environment and complete transactions remotely, without their physical presence. Mobile Signature was launched in February 2007. There are currently 41 application providers in the market, representing industries as diverse as banking, e-government, insurance, healthcare and e-commerce.

The Mobile Signature project has been chosen as an initiative of the GSM Association, with the participation of 18 operators throughout the world. It is expected that more operators will follow the lead of Turkcell and launch their own mobile signature solutions.

Turkcell Health

www.saglik365.com: Saglik365, Health365, is a ubiquitous health platform with a motto of “my everyday health page” for its users. Saglik365 is a Turkcell owned platform launched in October 2008. The platform draws its strength from Turkcell’s powerful network as well as from the expertise of its contributors, who are Turkey’s leading healthcare providers. Saglik365, offering a seamless web to mobile handover, links healthcare providers and application providers with the public to raise awareness of health issues, address issues such as self-care and preventive care and help people take charge of their healthcare.

Telemedicine Project in Adiyaman: In 2008, the Telemedicine Project was realized at two villages called Cakirhoyuk and Ahmethoca in Adiyaman City. Family doctors and nurses in the villages could, via telephone, consult with expert doctors in the city via mobile ECG (Electrocardiography), mobile blood pressure devices. In this project Turkcell worked with the Health Ministry, UNDP (United Nations Development Programme), Intel and Turkey Family Physicians Society.

IBB Cep Trafik (Mobile Traffic Monitoring Solution)

Turkcell has cooperated with the Metropolitan Municipality to provide a “mobile solution” to traffic, a major municipal issue in Istanbul. The agreement signed between the two establishments allows Turkcell subscribers to download the IBB Cep Trafik program to their cell phones so that they can be guided to their destination. Subscribers can now save time by accessing the Traffic Density Map and traffic camera images to check road conditions and select the best possible route. 450,000 subscribers have downloaded the IBB Cep Trafik application, which was used more than 16 million times in 2008.

Location Based Services

Turkcell launched a location based service platform in 2008. Turkcell partners and all third parties could connect to Turkcell’s platform and develop new location based services. Third parties buy location information from Turkcell and develop their services with this business model.

Mobile Wallet

In January 2008, Turkcell and Garanti Bank launched the third global Near Field Communication (“NFC”) based mobile payment pilot, “Turkcell Mobile Wallet”, a project to integrate credit cards into cell phones. With this NFC service, it will be possible to use cell phones equipped with the MasterCard PayPass application in all locations that accept Garanti Bank’s “Bonus Trink” credit card. This application reduces payment time to less than half a second.

Mobile Payment

Turkcell introduced mobile payment in August 2008. This service allows Turkcell subscribers to make purchases up to 20 Turkish Lira via Turkcell invoice or counters. No additional subscription is necessary. Subscribers can start using the service by sending an approval message to confirm the purchase. This service can be used for payments in many areas, such as subscription fees for online communities and bargain web sites, parking fee payments and online gaming.

Turkcell Mobile Learning

Mobile Learning is an e-learning concept for mobile media. Mobile handsets are used instead of PCs and laptops. Turkcell Mobile Learning is a hosted solution for companies with a large number of employees dispersed at different locations and sites. The Hosted Mobile Learning Platform provides web based user/content management, content generation, delivery and reporting.

Turkcell Mobile Learning is a mobile internet solution. Its management and reporting interface is web based, which can be used via simple internet access and a web browser. Using the Mobile Learning Platform Management Tool, companies or users can generate their own multimedia mobile content, such as flash animation, images, tests, surveys and video, and easily deliver it to mass crowds. Its user interface is a simple mobile phone browsing interface that accesses the relevant content via mobile internet. Any phone that can connect to the internet via GPRS is a Turkcell Mobile Learning compliant handset.

Mobile Marketing and Advertisement

Turkcell creates and manages mobile marketing and advertising channels that, on the one hand, are a unique value for corporate customers in terms of marketing and, on the other hand, bring value to subscribers through targeted offers and incentives from brands that meet their interests and needs. In 2008, Mobile Marketing and Advertisement revenues increased 80% compared to 2007. In terms of projects, 650 mobile marketing projects were completed with 276 brands in 27 different sectors. In terms of customer penetration, more than 19 million subscribers participated in mobile marketing activities via their mobile phones in 2008.

Turkcell has one of the largest customer permission databases in Europe both in terms of number (7.5 million opt-in subscribers) and scope of data richness used for mobile marketing and advertising activities for other brands and advertisers. With this permission database, advertisers can segment their potential customers according to their target market and send a highly targeted campaign or advertisement.

During 2008, Turkcell was active in the field of mobile advertising, launching TonlaKazan (Tone and Win), Targeted IVR (Integrated Voice Recognition), Mobile Ticketing, Sponsored Info Packages and location based applications, and creating advertisement space for its corporate customers. Turkcell continues to create additional areas of inventory in terms of sponsorship and advertisement. In 2009, it is expected that different advertising channels and applications will be launched.

Turkcell is a member of the Global Mobile Marketing Association (“GMMA”), the association endorsed by the GSMA (Global System for Mobile Communications Association) for mobile marketing and advertising, and a founding member for the EMEA region, playing an active role on the board of members and individual committees. In addition to these, Turkcell is an active player in GSMA Advertising Committee.

Partnership Development

Since 2002, Turkcell has been developing new products and services with its partners. Since 2004, these partnerships have been executed through the Turkcell Partner Program. The number of partners reached over 200 in 2008. Turkcell has enriched its customers’ lives through various partner value added services. The Turkcell partner ecosystem has more than 3,000 employees, and the scope of their business covers not only Turkey but also many countries around the world, such as Ukraine, UK, Dubai and countries in the Far East. The Partnership Development Department has leveraged various internal and external platforms in order to reach an innovative and rich service portfolio. The Department has also supported other Turkcell Group companies located in Turkey and abroad since June 2008.

With the goal of nurturing the environment for the development of 3G services and creating an appealing service portfolio with the support and power of our partner ecosystem, we organized a 3G Service Contest and increased 3G awareness within our partner ecosystem. From 2009, with the launch of the 3G infrastructure in Turkey, partners of Turkcell will continue to enrich our customers’ lives with their new innovative services.

The first operator supported mobile applications store in Turkey, Uygulama Pazari, was also launched with our partner ecosystem. Uygulama Pazari serves as a marketplace both for application developers and prosumers. We are now working with 30 global application developer companies. As the brand becomes more well known among developer communities, we expect to work with more global developer companies. In 2009, we expect Uygulama Pazari to boost the local developer community in Turkey.

We believe that new product and service ideas and projects submitted from external sources are crucial to the enrichment of our service portfolio. Being aware of this, the Turkcell Partner Program also launched a new internal service ideas evaluation platform, called Ideas Mine, to gather ideas from external bodies, such as partners and potential partners, evaluate them and share them with related internal business units in a more systematic way. With this platform, partners, potential partners and universities became a new source for ideas and innovation. Thus far, we have received 125 project proposals from 100 students from 20 local universities. Some of them were shared with our partner ecosystem and Turkcell in order to create new projects.

Among the many successes of our partnerships, telemetry solutions is one of the best examples. With its partners, Turkcell introduced a service to help the agriculture sector monitor greenhouses to control crucial parameters such as temperature, humidity and pressure remotely via mobile phones. Another good example is location aware fishing nets, which is also a direct product of one of Turkcell’s partners, providing a solution for fishermen.

We are planning to increase the number of our partners by adding new players that have various competencies and deep business and technical know-how to provide a richer service portfolio to both contribute to our revenue and to ensure customer satisfaction and loyalty in 2009.

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

On November 28, 2008, the ICTA conducted a tender process to grant four separate licenses to provide IMT 2000/UMTS services and infrastructure. We were granted the A type license, which provides the widest frequency band, for a duration of 20 years at a consideration of EUR 358 million (excluding VAT).

Other Services

International Roaming

Our coverage extends to many countries in Europe, Asia, Africa and North and South America. As of December 31, 2008, we offered international roaming to our subscribers in 202 destinations throughout the world, pursuant to commercial roaming agreements with 607 operators.

Since July 2002, we have provided roaming services for prepaid subscribers of foreign mobile operators visiting Turkey. We were the first operator to provide such a service in Turkey. This service, called “passive CAMEL”, can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2008, we offered prepaid roaming to the prepaid subscribers of 195 operators in 104 destinations.

Since October 2004, we have offered roaming services for Turkcell prepaid subscribers going abroad. This service, called “active CAMEL” (Active Customized Applications for Mobile Network Enhanced Logic), can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2008, we offered prepaid roaming to Turkcell prepaid subscribers through 222 operators in 124 destinations.

Since October 2002, we have offered GPRS roaming. As of December 31, 2008, we had 358 GPRS roaming partners in 144 destinations.

In order to balance international SMS traffic, we began signing international SMS Interworking Agreements with other mobile operators in April 2002. As of December 31, 2008, we had signed 137 International SMS Interworking Agreements. As of December 31, 2008, our subscribers can send SMS to more than 607 mobile operators located in 202 destinations, including 136 CDMA/TDMA operators in North America and China.

Since December 2005, our subscribers have been able to send and receive MMS to and from foreign operator subscribers. As of December 31, 2008, our subscribers were able to send MMS to 89 mobile operators in 58 destinations.

Tariffs

Our charges for voice, messaging and data consist of monthly fees, usage prices, bundles and volume discount schemes and options under various tariff schemes. Our license agreement provides that the ICTA sets the initial maximum tariffs. Thereafter, the maximum price levels are adjusted based on increases in the Turkish Consumer Price Index (The Turkish Republic Ministry of Industry Consumer Price Index minus 3% of Turkish Republic Ministry of Industry Consumer Price Index). As for the U.S. dollar price cap, the same formula is applied using the “USA Consumer Price All Item” index numbers. For more information on how our maximum price levels are established, see also “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry.”

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

The main tariffs listed below for postpaid and prepaid subscribers are as of March 2009. Prices are given in TRY and include 18% VAT but exclude the 25% Special Communication Tax.

	Postpaid(TRY)*
	BizbizeCell	BizBize Hepimiz	Herkesle	Iste Tarife
Monthly Fee	2.00	10.50-236	13-250	2.5
Calls Out (per minute):
Turkcell to Turkcell	0.37	120-5000 free mins included. Exceeding minutes charged at 0.39 per minute	60-2500 free mins included. Exceeding minutes charged at 0.45 per minute	0.34
				0.4
Turkcell to PSTN(1)	0.47	120-5000 free mins included. Exceeding minutes charged at 0.39 per minute	60-2500 free mins included. Exceeding minutes charged at 0.45 per minute
Turkcell to OMO(2)	0.60	0.60	60-2500 free mins included. Exceeding minutes charged at 0.45 per minute	0.60
SMS Per Message	0.22	0.22	0.22	0.22

(1)	PSTN: Public Switched Telephone Network (landline).
(2)	OMO: Other Mobile Operators.
Prices are given in Turkish Lira and include 18% VAT but exclude the 25% Special Communication Tax.
Based on December 2008 averages, the majority of our subscribers use the Bizbize tariff.
BizBize is a standard Turkcell tariff. Bizbize Hepimiz and Herkesle include special packages at discounted prices.
Iste Tarife is a Corporate Tariff.
In addition to the above, we have segmented tariff plans that are targeted at specific subscriber groups.

	Prepaid(TRY)*
	Süper Tarife		BizBize	BizBize Kampus		BizBize Hepimiz
Calls Out (per minute):
Turkcell to Turkcell	1	(4)	4	1	(6)	0.8	(3)
	2	(5)
Turkcell to Turkcell	4		4	3		4
Turkcell to PSTN	4.4		4.4	3		4.4
Turkcell to OMO	4.4		4.4	3		4.4
SMS (per message)	2		2	1	(7)	2

*	Prices are calculated according to counter unit prices based on the 100 counter card price level that include VAT and SCT.
(3)	Prices above apply if subscribers drop 50 counters in exchange for on-net calls for an hour.
(4)	The prices reflect a charge for every five minutes of a call and apply for 30 days following a 250-counter refill
(5)	The prices reflect a charge for every five minutes of a call and apply for 30 days following a 150-counter refill
(6)	The price reflects a charge for every ten minutes of a call to other KampusCell subscribers.
(7)	For KampusCell subscribers, SMS is free, per day, after three charged SMS.

In addition, we also have lifestyle subscriber programs:

•	Young Turkcell (gnctrkcll), a program that targets the youth segment; and

•	Turkcell at Work (IsTcell), a program that targets corporate customers and professionals.

Turkcell Platinum and Turkcell Gold offer two worlds to any Turkcell customer that wishes to take advantage of very special services.

In addition to the continuous basic loyalty programs, we have periodic volume-based campaigns that are designed for a specific time period for prepaid and postpaid subscribers. We offer tailored advantages and privileges to our premium customers to ensure their satisfaction and loyalty. We also have campaigns in which minutes and data services are bundled with handsets such as the iPhone 3G.

Roaming Tariffs

When one of our subscribers makes a call outside Turkey, we charge the subscriber based on the charging structure of the local or international rate charged by the local operator where the call is placed, as applicable, plus a surcharge. Since September 2006, by dividing the world into five zones, we have started to offer a flat fee for roaming usage, which is known as the “Turkcell World Tariff”. Whenever our subscribers go abroad, regardless of their tariff, they are subject to the Turkcell World Tariff for their roaming usage.

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

For the year ended December 31, 2008, our annual churn rate was 23.8%. We have what we believe to be an adequate bad debt provision in our consolidated financial statements for non-payments and disconnections amounting to $196.6 and $181.7 million as of December 31, 2008 and 2007, respectively. Due to our large subscriber base as well as intensified competition in the Turkish market throughout the year due to MNP, our churn rate was increased by 4 percentage points in line with our expectations. In 2009, we expect a higher churn rate than in 2008 due to increasing competition.

Seasonality

The Turkish mobile communications market is affected by seasonal peaks and troughs, the effects of which are reflected in our quarterly results and key performance indicators. In general, the effects of seasonality on mobile communications usage positively influence our results in the second and third quarter of the fiscal year and negatively influence our results in the first and fourth quarters of the fiscal year. Local and religious holidays in Turkey also generally affect our operational results.

Network

Coverage

Our mobile communications network is designed to provide high-quality coverage to the majority of the population of Turkey throughout the areas in which they live, work and travel. As of March 31, 2009, Turkcell covered 84.5% of the entire geography of Turkey and 98.84% of Turkey’s population, including 100% of cities with a population of 1,000 or more. Coverage also includes a substantial part of the Mediterranean and Aegean coastline and during 2008, we enhanced coverage in low populated areas (populations of less than 1,000 people) as well. We have significantly exceeded the minimum coverage requirements of our license.

We have also expanded our mobile communications network to add capacity to existing service areas and to offer service to new areas, including improvement of the existing urban, suburban and intercity road coverage. During 2009 we plan to further expand our coverage in cities with a population of 500 or more, Turkish coastal lines, roads and railways in addition to further enhancing coverage and capacity in populated areas.

Network Infrastructure

We have largely employed experienced internal personnel for network engineering and other design activities while employing suppliers for our network infrastructure and as our partners in product/service development. Our suppliers install the base station cell site equipment and switches on a turn-key basis, while subcontractors employed by our suppliers perform the actual site preparation.

Our network consists of standalone Home Location Registers (“HLR”), combined Number Portability Switch Relay Function (“SRF”) and Number Portability Database and Signal Transfer Point (“STP”), BSC, combined Mobile Switch Centers/Visitor Location Registers (“MSC/VLR”), Service Control Points (“SCP”) and BTS. BTSs are the fixed transmitter and receiver equipment in each cell, or coverage area of a single antenna, of a mobile communications network that communicates by radio signal with mobile telephones in the cell. Each BTS is connected to a BSC via leased lines and/or radio relay links called “minilinks.” The BSC monitor and control the BTS. It is possible to cascade the BTSs to each other, thereby realizing considerable cost savings in transmission.

Capacity

In 2008, we continued to develop and improve the quality and capacity of our network. In urban areas, we increased coverage and capacity by placing network infrastructure in commercial sites such as shopping malls, business complexes and entertainment centers. We achieved the highest coverage density in major urban areas, especially Istanbul, Ankara and Izmir.

We believe that we have sufficient bandwidth to serve our current and projected short-term subscriber base and that we currently meet the capacity requirements of our license. To enhance the network capacity where congestion is a possibility, we intend to construct additional network sub-infrastructure, or implement technological advances that will permit bandwidths to be used more efficiently. In 2008, a number of techniques were employed to increase the effective carrying capacity of a given allocation of spectrum as well. The techniques used involved enhancing core network capacity by adding new nodes, processor upgrades and expansions to existing equipment in order to accommodate further increases in our subscriber base and the accompanying call handling and traffic capacity demands. In 2008, we made further capital expenditures to improve existing capacity, replaced some of the phased out hardware with ones offering higher capacity, provided increased network functionality and improved network efficiency in order to better serve our customers. Nevertheless, it may become impractical to continue to apply these techniques in densely populated metropolitan areas due to excessive cost or technological limitations and the amount of spectrum currently allocated to Turkcell’s network, despite these techniques, may not be sufficient to accommodate the future long-term growth of our subscriber base. As a result, we have requested the allocation of additional frequencies in the GSM 900 MHz band from the ICTA to further enhance our network capacity.

The ICTA initiated a tender for the allocation of the additional frequency bands, which are vacant following the reorganization of the existing GSM 900 frequency band (890/960 MHz) into three separate Frequency Bands (A, B and C). Turkcell has submitted a bid at a consideration of TRY 24.9 million (equivalent to $14.9 million as of April 1, 2009) for the A type additional frequency band. All of the necessary procedures and approvals have now been completed. Related payment was made in February 2009. Implementation of the additional five frequency bands was successfully completed in the middle of April 2009.

With the advantage of higher quality communication provided by the A type additional frequency placed at the beginning of the GSM900 band, Turkcell will continue to offer seamless communications services to its customers with by far the most extensive coverage amongst its peers.

We have continued implementing EDGE technology in our network and enlarging our EDGE coverage area. EDGE is an evolution of the GSM technology which allows consumers to use cellular handsets, PC cards and other wireless devices at faster data rates up to 240 kbps or approximately four times faster than GSM/GPRS data rates. Actual data rates vary depending on the access network load at the connection time and the terminal device features used by the customer. We started implementing EDGE in September 2004 by upgrading existing BTS sites primarily in large hotels, airports, shopping centers and other areas experiencing high data traffic. As of March 31, 2009, the Turkcell EDGE network reached over 99.5% of total Base Stations in our network.

Network Maintenance

We have entered into several System Service Agreements. Under these agreements, our mobile communications network, including hardware repair and replacement, software and system support services, consultation services and emergency services are serviced by local providers. Our subcontractors perform corrective and preventative maintenance on our radio network in the field, although providers repair all the network equipment.

We have six regional operation units with qualified Turkcell staff that operate and maintain our network in six main geographical regions. In addition, the Turkcell Network Control Center located in Istanbul monitors our entire network 24 hours a day, 365 days a year, and ensures that necessary maintenance is performed in response to any problems.

Transport Network

Radio Access Network (“RAN”) transmission is provided as leased lines and radio links. As of December 31, 2008, approximately 90% of our BTS transmission was provided by microwave radio-leased line combinations and 10% was provided by the leased lines.

In order to expand network coverage, microwave radio links are preferred since they are owned and operated by Turkcell, itself. When there is no line of sight, copper lines/fiber from transmission service providers are used. Inter-city connections are only carried through transmission service providers due to regulatory restrictions.

All of our switching equipment that forms part of our core network, including MSCs, Gateway MSCs, Tandem switches and HLRs, are located within our own buildings. Transmission between these sites (backbone) is always achieved through Synchronous Digital Hierarchy (“SDH”) leased lines. Interconnections with other Public Land Mobile Network (“PLMN”), Public Switched Telephone Network (“PSTN”) and LDTS (Long Distance Telephony Services), small operator companies are realized with leased lines. We lease all transmission lines from Turk Telekom and Tellcom.

Turkcell has implemented an IP based 3G network and has established an IP / MPLS (Internet Protocol / MultiProtocol Label Switching) network in UTRAN (UMTS Terrestrial Radio Access Network) for aggregating

3G traffic and increasing leased line utilization. Turkcell has decreased transmission costs by using IP based optimization equipment and increasing service quality by converting 2G traffic to IP and converging 2G and 3G traffic transmission infrastructure.

Site Leasing

Once a new coverage area has been identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites. In urban areas, typical sites are building faces and rooftops. In rural areas, masts and towers are usually constructed. Our technical staff also identifies the best means of connecting the base station to the network. Once a preferred site has been identified and the exact equipment configuration for that site determined, we begin the process of site leasing and obtaining necessary regulatory permits. Construction of masts or towers that we require in rural areas are performed by Kule Hizmet ve Isletmecilik A.S. (“TurkKule”), a company 100% indirectly owned by us. We lease antenna space and provide maintenance and management services from TurkKule at such towers.

Dropped Calls

Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during the most congested hour of network traffic during the relevant time period to the traffic intensity in that congested hour. Using such industry standard for dropped calls, our monthly dropped call rate has further decreased to far below 1%.

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

In 2007, core network and service network equipment, and their management systems, were acquired for our Business Recovery Center in Ankara. The BCM plan was tested with 23 different scenarios, including mission critical processes and building evacuations.

In 2008, the BCM plan was tested with 17 different scenarios, including mission critical processes and building evacuations.

Looking at scenarios that may affect Turkcell’s operations, the purpose of BCM is to prevent or overcome these situations; to develop recovery and crisis scenarios; to make sure Business Continuity planning continues and all key function staff are trained; and to raise awareness and understanding of Business Continuity.

To this end, we established a Crisis Management Team, a Business Recovery Team and several Emergency Response Teams. The Crisis Management Team is made up of senior management who are charged with managing the whole potential crisis. The Business Recovery Team and Emergency Response Teams are located at the Business Recovery Centers in Ankara and Istanbul as well as in several other locations throughout Turkey, including Izmir and Adana. If needed, these sites are ready to aid and assist various teams at 15 other sites. In the event that Turkcell’s operations are interrupted, in accordance with the area in which the crisis occurs, a chain alert call convenes the teams.

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

Our nationwide distribution channels are an important asset that help to differentiate us from our competitors and help us achieve our sales targets. Our strong and extensive distribution network consists of dealers, Turkcell Extras, TIMs (Turkcell Communication Centers), Turkcell Distribution Centers (“TDC”) and Turkcell Stores as well as points of sale for counters (airtime), including ATMs, POS, web, call centers, supermarkets and consumer electronic chains and kiosks.

In Turkey, independent handset dealers serve as the primary point of mobile service sales. Subscribers generally must purchase a mobile phone from a dealer to commence services. We sell Simcards and starter packs to distributors, which are delivered to dealers and sales points. In addition, distributors purchase handsets directly from mobile phone importers and distribute them to dealers. Airtime scratch cards for Hazir Kart are sold through our exclusive and non-exclusive dealer networks, supermarket chains, gas stations, digital channels and other distribution points. Muhabbet Kart’s “Chat Card” branded scratch cards are sold through newspaper kiosks and dealers located throughout Turkey. Muhabbet Kart is only sold by A-Tel Pazarlama ve Servis Hizmetleri AS ( “A-Tel”), a 50-50 joint venture between SDIF and Turkcell.

16K, 32K, 64K and 128K (128K cards are only used for spare Simcards) Simcards are in circulation in the market; 64K Simcard starter packs are sold with inclusive 20-100 and 250 counters whereas 16K and 32K starter packs are no longer sold by the Company.

Turkcell Sales Efforts

We sell postpaid and prepaid services to subscribers through our distribution network, which is composed of distributors, Turkcell Distribution Centers, Turkcell Stores and exclusive and non-exclusive dealers. The number of exclusive and non-exclusive dealers totaled in excess of 17,000 sales points as of December 31, 2008. We also sell scratch cards and digital prepaid counters through consumer electronic chains, newspaper kiosks, supermarkets, gas stations, digital channels and ATMs.

Our Exclusive Retail Network consists of powerful retail dealers with good locations, modern designs and superior after-sales service. Turkcell Extra stores lead the market with user friendly atmosphere, new products and services and dedicated employees. In addition, the three flagship Turkcell Stores—fully operated by Turkcell—continue to enhance Turkcell’s brand image in the retail world by providing the best customer experience and introducing top of the line new products and services to our customers.

Our Non-Exclusive dealer network provides us with a high penetration of Turkcell products and services in Turkey. The newly restructured Turkcell Distribution Centers that began in the second quarter of 2008 is aimed at enhancing our distribution effectiveness in the nonexclusive channel. Turkcell Distribution Centers ensure the timely and efficient distribution of Turkcell products and merchandising materials and facilitates the Turkcell brand and offers awareness in this competitive channel.

In total, we have approximately 54,000 sales points for prepaid counters including digital channels, ATMs, POSs, kiosks, Call Centers, Internet, WAP, retail chains, SMS, Digital TV and USSD. In 2008, digital counter sales capabilities over web and POS machines were introduced to the traditional sales channel.

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

We address large enterprises through account managers and small and medium businesses (“SMBs”) with indirect sales channels through a corporate focused dealer organization and through Telesales operations serving small SMBs. The main focus is to provide large enterprises and SMBs with mobile services to meet their communication requirements and support these solutions with retention and acquisition programs and tariffs. We work closely with solution partners and application providers to integrate mobility into companies’ operations through tailor-made total solutions packages.

Advertising

We promote the quality and the reliability of our network, the variety and the convenience of our services, our attractive tariffs and campaigns for different consumer needs as well as additional benefits of being a Turkcell customer. Our vision is to ease and enrich the lives of our customers with leading communication and technology solutions.

Our Turkcell brand is supported by sub-brands that are designed to communicate separately to different segmented customers. gnctrkcll, communicates to our youth community and IsTcell advertises to professional and corporate customers. We contacted premium customers via Turkcell Gold and Platinum Programs. We ran a wide variety of price and tariff campaigns in order to manage high price perception. We sustain one-to-one basis communication with our customers via field activities such as the Turkcell RoadShow. We strengthen our communication with each customer group through customized direct marketing events. In order to ensure that each message reaches its targeted customer segment effectively, we advertise extensively through traditional and alternative media such as television, outdoors, cinema, radio, digital media, print and aim to communicate “360°” with our customers.

Customer Services

A key part of our strategy is to provide basic and premium services by working, thinking and acting in a customer-focused manner. Our goal is to develop and sustain a continuous relationship with the customer through tailored service and excellent value. Our customer’s needs and expectations are obtained through all the points where we touch the customer and are reflected in our marketing strategies.

In order to achieve this, we mainly work with two companies, Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Global Bilgi”) and Hobim Bilgi Islem Hizmetleri A.S (“Hobim”). Global Bilgi offers 24 hours-a-day, 7 days-a-week contact center services at ten sites as of April 1, 2009. Turkcell’s customer service strategies for contact centers are provided by Global Bilgi and we make sure that customer services and customer satisfaction programs, which are also provided by Global Bilgi, are executed in line with Turkcell’s strategies. Hobim handles the printing of invoices and archives subscription documents for us. In order to provide segmented customer service, we design and make improvements for all of the customer processes throughout all channels for different customer segments as well as monitor the quality of service provided.

International Operations

A component of our strategy has been to grow or improve our business in international markets. International expansion and, in particular, continued strong operations in the countries in which we are currently present is, important for us. We believe these operations will provide additional value to us in the future and will continue to serve an important role in our goal to be a leader in communications and technology.

While continued improvement of our current operations is a key priority, we may further expand and increase our presence in key emerging markets in the region, such as C.I.S. region, Eastern Europe, the Middle East, North Africa and the Balkans. In accordance with this intent, we made investments in Ukraine in 2004 and in Belarus in 2008. We intend not only to transfer our technological know-how and marketing expertise, but also to maximize economies of scale and group synergy. As global competition increases in the telecommunications industry, companies need to evaluate opportunities for “intelligent expansion” within their geographic region to ensure development of new business lines and create synergies with existing ones.

Our international endeavors will continue in 2009. We will continue to work on building a fundamentally sound business in Ukraine and Belarus, and we will also continue to selectively seek and evaluate new international investment opportunities. These investment opportunities could include the purchase of licenses and/or acquisitions in markets outside Turkey where we currently do not operate, both in our main and adjacent communication and technology business areas.

Ukraine—Life:)

We acquired our interest in our subsidiary Limited Liability Company Astelit (“Astelit”) on April 2, 2004 by purchasing the entire share capital of Astelit’s parent, CJSC Digital Cellular Communications (“DCC”), from its shareholders. Astelit, 99% owned by DCC, held a nationwide GSM1800 license. On April 4, 2006, Astelit announced a merger of DCC and Astelit, which was completed on August 1, 2006. Our interest in Astelit is held through our wholly-owned subsidiary, Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Uluslararasi”), which holds 55.0% of Euroasia, which is the 100% owner of Astelit.

Astelit began its operations in the Ukrainian market in February 2005 with its new brand “life:)”. As of December 31, 2008, Astelit reached 11.2 million subscribers, a 27% annual increase from 8.8 million subscribers as of December 31, 2007. The majority of subscribers are prepaid subscribers as of December 31, 2008.

The life:) brand reached 99% recognition in the market and is differentiated from the existing mobile brands as being young, innovative, fair and western in 2008. By the end of 2008, Astelit had 34,600 non-exclusive sales points throughout Ukraine, 484 life:) exclusive sales points and 30 customer service centers operating in 178 cities in the country. As of December 2008, Life:) provides roaming opportunities in 171 countries via 429 roaming partners.

As of December 31, 2008, Astelit operated in 99.77% of the cities of Ukraine with a population of more than 10,000 inhabitants and more than 28,180 settlements, and all principal inter-city highways and roads, which corresponds to coverage of approximately 93.8% of the whole population of Ukraine or 84.4% geographical coverage with more than 7,175 base stations. Cumulative capital expenditure for the development of Astelit’s coverage amounted to $1,009.3 million as of December 31, 2008. In 2009, Astelit will continue to invest more to increase its coverage level.

The contract signed with Huawei at the beginning of 2009 may allow Astelit to expand the coverage much faster. Astelit is currently building a highly innovative network in which all base stations will support EDGE.

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

On December 30, 2005, Astelit signed a 6-year, $390 million long-term senior syndicated facility. Of the total facility, $270 million is guaranteed by Export Credit Agency (“ECA”) and $120 million is not guaranteed. Based on Astelit’s financial statements, for the periods ended March 2006, June 2006, September 2006, December 2006 and March 2007, Astelit was in breach of certain financial covenants. Astelit received the necessary waivers from the senior lenders related to the covenant breaches in part due to additional shareholder contributions to Astelit required by the lenders. On April 19, 2007, Astelit sent a letter accompanied by a term sheet to ING Bank, the Facility Agent.

With this term sheet Astelit proposed the restructuring of the senior syndicated facility and provided notice that if some or all of the finance parties did not consent to the proposed amendments, Turkcell would purchase the loans and commitments held by such non-consenting finance parties. As the majority of finance parties did not consent or respond to the amendments proposed in a new facility agreement, Turkcell’s management decided to take over the entire loan amount. Turkcell and Astelit restructured the syndicated facility through Financell (100% subsidiary of Turkcell) and finalized the amended loan agreement as of the second quarter 2007. On June 25, 2007, Astelit together with Financell (a financing company which is 100% subsidiary of Turkcell) and Turkcell finalized restructuring of syndicated long term financing of $390 million.

In connection with this restructuring, we guaranteed the principal amount, any accrued and unpaid interest on the principal amount of the loan and interest, payment of costs, expenses and any other sums payable in connection with the loan lent by Financell to Astelit. In addition to the senior syndicated facility, a long-term junior facility agreement up to $150 million (including interest accruals amounting to $24, million) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank TAS Malta Branch in December 2005. According to the conditions of the facility agreement, interest costs will be added to the principal amount until total principal amount will reach $150 million. This facility was fully utilized as of December 31, 2008. This junior facility is fully guaranteed by Turkcell.

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

In March 2007, Turkcell, through its subsidiary Turktell Uluslararasi, and SCM decided to contribute on a prorata basis an additional aggregate amount of $200 million to the capital stock of Euroasia in four equal installments of $50 million during 2007. The four installments were paid in March 2007, May 2007, July 2007 and September 2007. This contribution brought our effective interest in Euroasia to 55.04%.

In 2008, Turkcell through its subsidiary Turktell Uluslararasi, and SCM contributed to the share capital of Euroasia an aggregate amount of $200 million in three tranches, with two tranches each of $50 million, in January and March 2008, and one tranche of $100 million in May 2008 in exchange for shares in the capital of Euroasia. Turktell Uluslararasi and SCM made the contributions proportionate to their shareholding in Astelit at the time of each capital contribution.

Since the acquisition of Astelit in the second quarter of 2004, operations in Ukraine have been consolidated in Turkcell’s financial statements.

Belarussian Telecom

On July 29, 2008, Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) signed a share purchase agreement to acquire an 80% stake in Belarussian Telecom, which is specialized in providing services using GSM Technologies, for consideration of $500 million. On August 26, 2008, control of Belarussian Telecom was acquired from Belarus’ State Committee on Property and $300 million of the total consideration was paid. Two additional payments of $100 million will be paid on December 31, 2009 and December 31, 2010. An additional payment of $100 million will be made to the seller when Belarussian Telecom records full-year positive net income for the first time.

Fintur

We hold a 41.45% stake in Fintur, which currently holds our entire interest in our international mobile communications investments other than our Northern Cyprus, Ukraine and Belarus operations. Below is a description of the businesses currently held by Fintur.

Azercell

Fintur indirectly owns 51% of Azercell Telekom B.M. (“Azercell”), which offers GSM services on both a prepaid and a postpaid basis in Azerbaijan. As of December 31, 2008, Azercell had approximately 3.5 million subscribers, of which approximately 106,000 were postpaid and approximately 3.4 million were prepaid.

The agreement for the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell was signed in February 2008 and Azertell A.S., the parent company of Azercell, acquired the Republic of Azerbaijan’s entire stake. Azertell’s ownership in Azercell increased to 100%; however, Fintur’s effective ownership in Azercell remained at 51%.

Geocell

As of December 31, 2008, Fintur indirectly owns 97.5% of Geocell Ltd., (“Geocell”), which operates a GSM network and offers mobile telephony services in Georgia. As of December 31, 2008, Geocell had approximately 1.6 million subscribers, of which approximately 23 thousand were postpaid, approximately 117 thousand were paid-in-advance subscribers that had postpaid services but paid in advance and approximately 1.4 million were prepaid. As of January 30, 2009, Fintur’s stake increased to 100%.

Kcell

Fintur owns 51% of GSM Kazakhstan, (“Kcell”), along with Kazakhtelekom, the Kazakhstan monopoly fixed-line operator, which owns 49%. Kcell offers mobile telephony services in Kazakhstan and had approximately 7.1 million subscribers as of December 31, 2008, of which approximately 61,000 were postpaid, approximately 1.4 million were paid-in-advance subscribers and approximately 5.7 million were prepaid.

Moldcell

At December 31, 2008, Fintur directly and indirectly owned 100% of Moldcell S.A., (“Moldcell”), which offers GSM services in Moldova. As of December 31, 2008, Moldcell had 0.6 million subscribers, of which approximately 41,000 were postpaid, approximately 160,000 were paid-in-advance subscribers and approximately 349,000 were prepaid.

Kibris Telekom

Kibris Mobile Telekomunikasyon Limited Sirketi, or Kuzey Kibris Turkcell (“Kibris Telekom”), a 100% owned subsidiary of Turkcell, was established in 1999. As of December 31, 2008, Kibris Telekom had 0.3 million subscribers.

On April 27, 2007, Kibris Telekom signed a license agreement for installation and operation of a digital, cellular and mobile telecommunication system with the Ministry of Communications and Works of the Turkish Republic of Northern Cyprus. The license agreement became effective on August 1, 2007 and replaced the existing GSM-Mobile Telephony System Agreement which was dated March 25, 1999 and based on revenue- sharing terms. The new license agreement granted GSM 900, GSM 1800 and IMT 2000/UMTS license, for GSM 900 and GSM 1800 frequencies, while the usage of IMT 2000/UMTS frequency bands is subject to the fulfillment of certain conditions. The license agreement is valid for 18 years from the date of signing.

The license fee was set at $30 million including VAT and Kibris Telekom paid $15 million upon the signing of the license agreement and the remainder was paid in 5 equal monthly installments starting from August 2007 until January 2008. The license fee was financed by Kibris Telekom through internal and external funds.

On March 14, 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10 million, which was paid at the end of March 2008. Total capital expenditures for the 3G license was $15 million as at December 31, 2008.

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

Global Bilgi

On October 1, 1999, we established Global Bilgi in order to provide telemarketing, telesales, directory assistance and call center services especially for us. In 2005, Global Bilgi completed its transition from call center to contact center as Global Bilgi started to manage customer contacts at every channel except face-to-face interaction. In November 2006, the face-to-face interaction channel was also transferred to Global Bilgi. As of December 31, 2008, Global Bilgi employed 4,635 employees, of which around 74% provide us with customer care and retention services, around 16% serve customers of other clients while the remainder work as administrative personnel. We own 100% of Global Bilgi as of December 31, 2008.

Inteltek

Inteltek was established on April 6, 2001 to explore business opportunities in the gaming industry.

Currently, Turkcell holds 55% of Inteltek through its wholly owned subsidiary Turktell Bilisim Servisleri A.S. (“Turktell”), Intralot, a Greek gaming company, holds 20% and Intralot Iberia Holding, a Spanish company, holds 25%.

Following a successful tender, Inteltek signed a contract on July 30, 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football betting games with a commission rate of 4.3%. The Central Betting System Contract was scheduled to expire on March 30, 2008. Following a further successful tender, Inteltek signed a contract with the General Directorate of Youth and Sports on October 2, 2003, which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting with a commission rate of 12%. The company became fully operational during 2004. The Fixed Odds Betting contract was scheduled to expire in October 2011. Subsequently, there were three lawsuits filed, two of them were initiated requesting the annulment of the Fixed Odds Betting tender and the other one was initiated requesting an annulment of the Fixed Odds Betting Tender contract. In January 2007, the Danistay, the highest administrative court, decided for a preliminary injunction of the tender and the tender transaction. As a result in March 2007, the General Directorate of Youth and Sports ceased the implementation of Fixed Odds Betting and terminated the Fixed Odds Betting contract dated October 2, 2003. Immediately after this occurred, a lawsuit was initiated by Inteltek against the said transaction. On February 28, 2007, the Turkish parliament passed a law (No. 5583) that allowed Spor Toto Teskilati A.S. (“Spor Toto”) to hold a new tender and sign a new contract that would be valid until March 1, 2008. Under the new conditions, the commission rate of Inteltek decreased from 12% to 7% while the commission rate for central betting system was maintained. In addition, Inteltek initiated a lawsuit against the General Directorate of Youth and Sports on the ground that the said termination was unjustified. For further information, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

On February 27, 2008, the Turkish parliament passed a new law (No. 5738) that allowed Spor Toto to sign a new Fixed Odds Betting contract with Inteltek, having the same terms and conditions with the “latest contracts signed with Spor Toto” (contract signed as per Provisional Article 1 of Law 5583) and to be valid for up to one year, until operations start under the new tender which Spor Toto is allowed to hold in accordance with the same law. As per Provisional Article 1 of law No. 5738, Inteltek signed a new Fixed Odds Betting contract with Spor Toto, which took effect on March 1, 2008. A lawsuit was filed requesting suspension of the execution and cancellation of the contract. At the same time, Inteltek signed a new Central Betting System contract with Spor Toto, which took effect on March 31, 2008. Spor Toto conducted the new tender on August 12, 2008, which Inteltek won with an offer of 1.4% on August 28, 2008. On August 29, 2008, Inteltek signed a new contract with Spor Toto to run the sport betting business, Iddaa, for the next 10 years, which became effective as of March 1, 2009 and thereby terminated the Fixed Odds Betting and Central Betting Systems contracts that had been effective in March 2008. Other than the change in commission rate and the right to offer bets on other sports, there is no significant change in terms of Inteltek’s roles and responsibilities under the new agreement.

Superonline

On May 21, 2008, Turktell signed an agreement with Cukurova Group to acquire 100% of Superonline, which is specialized in providing internet and telecommunications services and to sell its 55% share in Bilyoner Interaktif Hizmetler AS (“Bilyoner”). On September 23, 2008, control over Superonline was acquired from Cukurova Group through the transfer of 55% of the shares of Bilyoner. Superonline provides Broadband Internet, Fixed Telephony Voice services and value-added-services that strengthen the company’s awareness and improves the sales of core services such as internet, voice and data. We expect that Superonline will, in the coming months, merge with Tellcom.

Tellcom

Tellcom was established on June 9, 2004 under the name Bilisim Telekomunikasyon Hizmetleri A.S. (“Bilisim”) to provide telecommunication services other than GSM. In February 2006, the company’s name was changed from Bilisim first to Tellcom Telekomunikasyon Hizmetleri A.S. and subsequently to Tellcom. After its incorporation, Tellcom obtained a Long Distance Telephony Services (“LDTS”) right, which allows the company to provide long distance call origination and termination for consumers and corporations, as well as wholesale voice carrying services. Currently, the company carries some of Turkcell’s international traffic, previously carried by Turk Telekom. Tellcom has also been awarded an ISP license. In March 2006 and April 2007, Tellcom was awarded a 25-year license that allows the company to roll out and operate a transmission infrastructure nationwide. We own 100% of this company.

On November 22, 2006, Tellcom participated in a tender for a ten-year license to operate a fiber-optic cable between Istanbul and Ankara. On January 25, 2007, Tellcom was awarded the license after submitting a winning bid of EUR 21.4 million (approximately $28.4 million as of April 1, 2009). This fiber-optic cable allows for direct competition between Turk Telekom and Tellcom. Tellcom continues to consider participating in additional infrastructure tenders to complement its roll-out plans.

By 2007, Tellcom had become one of the main long distance service providers among alternative operators and the first alternative operator to carry domestic traffic in Turkey. Tellcom also entered the retail broadband market by bringing fiber optics to the homes of residential campuses as well as reselling Turk Telekom’s ADSL services.

Established as an alternate telecom service operator, Tellcom offers its international and national clients wholesale voice carrying, international lease data lines (for corporate clients) and Internet access service with international connectivity.

In 2008, Tellcom continued to invest in its transmission network by expanding its intercity and in-city fiber-optic backbone and by establishing new fiber-based access points at selected residential and industrial areas for end-users and commercial account prospects.

Tellcom will continue to invest in its transmission network in 2009. We expect that Tellcom will, in the coming months, merge with Superonline.

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

TurkKule

TurkKule is a wholly owned subsidiary founded in 2006. TurkKule commenced its operations in 2007 and became the first and only tower service provider to the wireless broadcast and communications industry in Turkey. Its scope of activities includes the construction and purchase of new towers, the maintenance and renewal of existing ones, security services and other related activities.

Turkcell Teknoloji

Turkcell Teknoloji Arasstirma ve Gelisstirme A.S. (“Turkcell Teknoloji”) commenced operations in the TUBITAK Marmara Research Center Technological Free Zone in Gebze in 2007. Turkcell Teknoloji offers a wide variety of products and services within the categories of network platform, service platform, SIM and terminal solutions, as well as next generation technologies. Turkcell Teknoloji looks forward to transforming new ideas into value added products with the cooperation of other entities in its ecosystem, such as R&D companies, universities and research centers.

Potential Investments

Our efforts to selectively seek and evaluate new investment opportunities continue. These opportunities may include the purchase of licenses and acquisitions of interests in other operators in markets outside Turkey in which we currently do not operate, focusing on communications, technology and adjacent and new business opportunities. As part of our evaluation of investment opportunities, on April 15, 2009 we submitted a bid for the tender of a 10 year concession to operate the “games of chance business” which belongs to the Turkish National Lottery General Directorate. If successful, this tender is likely to require us to make a significant U.S. dollar acquisition and will take us into a new line of business.

Regulation of the Turkish Telecommunications Industry

Overview

All telecommunications activity in Turkey is regulated by the ICTA (formerly named the Telecommunications Authority). Electronic Communications Law no. 5809 (the “Electronic Communications Law”), which came into force on November 10, 2008 and replaced Law no. 406 and 2813, is the principal law governing telecommunications activity in Turkey. Since the electronic communications industry changes rapidly and the former telecommunications law had been amended several times, the Electronic Communications Law was published to correspond to the needs of the Turkish telecommunications industry. The authorization provisions regulated thereunder will be valid and effective after 6 months following the coming into force of the Law. Within such 6 months, provisions regulating the authorization, which were in force before the law was published and are not contrary to the provisions of the Law, shall be valid and binding.

The Information and Communications Technologies Authority (the “ICTA”)

The ICTA has the authority to grant licenses and set fees in the electronic telecommunications industry. The duties of the ICTA are specified in Article 6 of the Electronic Communications Law. The duties and authorizations of the ICTA include, among others:

•	to analyze the electronic telecommunications industry, determining the relevant markets as well as the operator(s) who have the significant market power;

•

to make necessary arrangements and perform audits relating to electronic communications as well as to the rights of the subscribers, users, consumers and end-users, in addition to processing personal information and protecting confidentiality;

•	to maintain transparency in the board decision process related to the operators and consumers, including explanation of the legal reasoning used;

•

to process the reconciliation procedure between the operators and, unless otherwise agreed by the parties, to take the necessary measures in the event of failure of the parties to supply the conciliation;

•	to allocate frequency and satellite position, as well as to plan numbering and its allocation;

•

to determine operators’ trade secrets and the scope of the information to be explained to the public, while also securing such trade secrets, in addition to confidential investment information and working plans, to protect operators, per the request of judicial authorities;

•	to determine the principles and procedures of access including interconnection and national roaming;

•

to determine the terms and conditions of the authorization to be made related to the electronic communications services to be conducted, network and/or its infrastructure; to audit its implementation and compatibility to the authorization;

•

to audit (or be audited on) the legality of the companies that have operations in the electronic communications sector, in addition to determining the principles and procedures related thereto and applying sanctions where there is a contradiction, and

•	to impose an administrative fine on operators for a maximum of 3% of the previous calendar year’s net sales in case of infringement of the legislation.

According to Article 8 of the Electronic Communications Law, electronic communications services are rendered and/or established (as in the case of an electronic communications network or infrastructure) and operated following the authorization made by the ICTA. Authorization is granted either through notification made in accordance with the principles and procedures determined by the ICTA, in cases where resource allocation is not necessary, or given of usage right, in cases where resource allocation is necessary (allocation of frequency, satellite position, etc.). Under the Electronic Communications Law, usage rights may be granted for up to 25 years; however, there is no clause relating to the term of notification. According to the Electronic Communications Law, principles and procedures relating to the notification and granting of usage rights shall be determined by the regulation issued by the ICTA. In addition, the authorization provisions under the Law will be valid and effective after 6 months following the coming into force of the Law. Within the said 6 months, provisions regulating the authorization, which were in force before the publishing of the mentioned Law and not contrary to the provisions of the Law, shall be valid and binding.

The Electronic Communications Law also specifies general rules and principles relating to tariffs. Pursuant to the Electronic Communications Law, operators may determine the tariffs to be applied by themselves freely in compliance with the relevant legislation and the ICTA arrangements. In the event of determination of the significant market power of the operator, the ICTA may determine the method of the approval, tracking and auditing of the tariffs. They may also determine the lower and upper limit of the tariffs and principles and procedures of the application of the same.

Under the Electronic Communications Law, the ICTA is authorized to determine the principles and procedures related to the process of personal information and protection of confidentiality.

According to the Electronic Communications Law, all provisions of the said Law, excluding the authorization provisions as we explained above, and provisions of the regulation and communiqués, which are not in conflict with the said Law, shall be valid and effective as of the publication date of the mentioned Law, which is November 10, 2008.

The Electronic Communications Law establishes legal principles and broad policy lines that the ICTA must follow. They include:

a)	Creation and protection of a free and efficient competitive environment.

b)	Protection of consumer rights and interests.

c)	Protection of the objectives of development plans and Government programs as well as the strategies and policies set by the Ministry.

d)	Promotion of implementations that ensure that everyone can benefit from electronic communications networks and services in return for a reasonable charge,

e)	Ensuring non-discrimination among subscribers, users and operators under fair conditions and ensuring that services are accessed by users of similar status under fair conditions, unless based on objective grounds or for the aim of facilitating the access of services with definite cover and certain limits specific for dependents.

f)	Unless to the contrary as specified by this Law or based on objective grounds, promotion of qualitative and quantitative sustainability, regularity, reliability, efficiency, clarity, transparency and the efficient use of resources.

g)	Ensuring the conformity of electronic communications systems to international norms.

h)	Promotion of research and development activities and investments by introducing technological improvements.

i)	Promotion of improved service quality.

j)	Giving priority to the requirements of national security, public order and emergency situations.

k)	Except as clearly established in this Law, in relevant legislation and the authorizations, allowing operators to freely determine tariffs in return for providing electronic communications services access charges including interconnection line and circuit rental fees including interconnections.

l)	Taking into consideration the international norms, with a view of at least protecting human health, life and property, environment and the consumer while constructing, using and operating electronic communications equipment and systems.

m)	Ensuring impartiality in the provision of electronic communications services and arrangements thereof.

n)	Taking into consideration the specific needs, including the use of technological developments of disabled, elderly and those who are in need of social protection.

o)	Protection of information safety and communication confidentiality.

The Electronic Communications Law also specifies general rules and principles relating to interconnection between operators. According to the law, for those who are subject to the obligation to provide access, such obligation shall be determined by the ICTA. When an operator does not allow other operators to have access within the provisions of the law or it sets forth unreasonable stipulations and periods for access in a manner that results in not allowing access, and, as a result, the ICTA decides that such behavior will prevent the formation of a competitive environment and the resulting situation will be against the interests of end users, the ICTA will be entitled to impose obligations on such operator to accept the access requests of other operators. Interconnection, including the tariffs for interconnection, is required to be provided on an equal, transparent and non-discriminatory basis with conditions agreed upon between the parties and on the basis of cost and reasonable profit. Agreements for interconnection are publicly available, but precautions are taken by the ICTA to protect commercial secrets of the parties.

Universal Services and Amending Some Laws, Law No. 5369, determines the procedures and principles governing the provision and execution of universal service and to determine procedures and the rules relating to fulfillment of universal services in the electronic communication sector, a universal public service that is financially difficult for operators to provide (and performance of universal service obligation in electronic communication sector). As per the provision of Law No. 5369, the scope of universal services is determined periodically by the Council of Ministers, which will not exceed three years.

The legislation designates the following as Universal Services:

•	fixed-line telephony services;

•	public pay telephones;

•	telephone directory services to be provided in printed or electronic environments;

•	emergency calls services;

•	Internet services;

•	Passenger services to residential areas where access is provided by sea; and

•	Sea communication and sailing safety communication services.

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

The ICTA issued a Service Quality Directive on November 10, 2005. The Directive has set out procedures and principles to control the conformity of the services of operators.

According to the directive, mobile telephone operators are obligated to meet service quality requirements and submit a report based on these requirements every three months to the ICTA.

On March 8, 2002, the ICTA published a Regulation on Principles and Procedures of National Roaming Agreements. Mobile telecommunications and data operators or operators of other services and infrastructure are entitled to enter into national roaming agreements, general authorizations, telecommunications licenses and the regulations issued by the ICTA. However, such operators are obliged to satisfy reasonable, economically proportionate and technically possible national roaming requests of other operators. Should an operator fail to fulfill its national roaming obligations or should it unjustifiably interrupt such service, the ICTA can impose a fine of a maximum of 3% of the operator’s turnover for the preceding year.

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

The Electronic Communications Law provides basic guidelines for price and thus leaves the detailed rules and enforcement to the ICTA. According to the law:

(1) the Tariff may be determined as one or more of subscription fee, fixed fee, call charge, line rental, and similar fee items.

(2) Tariffs to be imposed in return for providing any kind of electronic communications services shall be subject to the following provisions:

a) Operators shall freely determine the tariffs under their possession, provided that they comply with the regulations of the ICTA and the relevant legislation.

b) If an operator is designated as having significant market power in the relevant market, the ICTA shall be entitled to determine the procedures regarding the approval, monitoring and supervision of tariffs as well as the highest and lowest limits of the tariffs and the procedures and principles for the implementation thereof.

c) If an operator is designated as having significant market power in the relevant market, the ICTA shall be entitled to make the necessary arrangements to prevent anti-competitive tariffs such as price squeezing and predatory pricing and to supervise the implementation thereof.

(3) Procedures and principles pertaining to the implementation of this article, submission of tariffs to the ICTA and publishing and announcing them to public shall be determined by the ICTA.

The ICTA passed the “Tariff Regulation” on August 28, 2001, which sets out the principles and procedures to be applied for the approval and the audit of the tariff to be applied to the telecommunications services if it is determined that a business enterprise: (i) is a legal or a de facto monopoly; (ii) is in a dominant position in the relevant service or geographic market; or (iii) has significant market power. In case it is determined by the ICTA that the business activities are within the scope of such Regulation, the tariffs should be submitted to the ICTA for approval. In determining which operators possess dominant position, the ICTA will take into consideration the following criteria: market share, vertical integrity, the power to influence market conditions, entrance to relevant market, difficulty to control and replace the network, technologic superiority, lack of competition in the relevant market, the quantity of unused capacity and the power to access financial resources. On June 9, 2004, the ICTA designated Turkcell an “operator holding dominant position” in the GSM Mobile Telecommunications Services Market. However, according to the license agreement Turkcell can determine its tariff freely provided that being within the framework of maximum price limit. Therefore, the above mentioned provisions have not been applied to our Company.

The ICTA published a regulation on processing personal information and protecting confidentiality in the telecommunications industry on February 6, 2004. This Regulation establishes general principles to secure personal information and protect confidentiality. The Regulation established the following principles: an operator’s technical or administrative precautions to secure its services and its network must be approved by the ICTA; operators must warn their consumers about risks and give them information to prevent such risks; except pursuant to a legal obligation or court decision, an operator may not listen to, observe, record, preserve or disconnect voice telecommunications without the permission of those communicating; and operators may not observe, record or preserve data traffic concerning telecommunications except for their services.

The ICTA published a regulation concerning “Co-Location and Facility Sharing” on December 31, 2003. According to the Regulation, operators holding significant market power and Turk Telekom will be Co-Location incumbents and operators having the right to establish their facilities upon or under the public’s or third party’s land or having the rights to compulsory such lands, will be of Facility Sharing incumbents.

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

On September 5, 2004, the ICTA abolished the Regulation on Administrative Fines to be imposed on the Operators (published on August 1, 2002) and published the Regulation on Administrative Fines, Sanctions and Precautions to be imposed on the Operators. According to the amended Regulation the ICTA retains the right to impose fines in the event an operator: submits incorrect or misleading documents or fails to submit documents as requested by the ICTA; does not timely submit such documents; does not permit inspection or audits to be made by the ICTA; uses unpermitted equipment or equipment not complying with standards alters technical features of equipment; or, does not pay fees arising from its use of license and frequencies or does not comply with the provisions of license agreements, telecommunications licenses and general authorizations or the legislation. In addition, the amended Regulation authorizes the ICTA to impose sanctions and precautions as well as administrative fines.

On April 13, 2004, the ICTA amended the Regulation on the authorization of Long Distance Call Services. Such authorization includes the provision of inter province and/or national call services over all types of operators’ telecommunications networks and infrastructure. By March 31, 2006, the resulting amendment had allowed 45 new operators to obtain licenses to provide long distance call services. As of April 2009, the number of operators holding such licenses had decreased to 31.

In July 2006, the ICTA published an annex to the Authorization Regulation specifying provision relating to the Authorization of Directory Services Operators.

In accordance with the Authorization Regulation, the ICTA will now grant licenses allowing operators to provide Directory Services. Under the terms of the license, Directory Service Operators must provide their services without infringing the provisions of the relevant law or regulation related to the protection of confidentiality by accessing to the database on the subscriber’s information’s of the other authorized Telecom operators (including GSM operators and Turk Telekom). Before a Directory Service Operator can provide authorized services they must sign interconnection agreements with the authorized operators.

The ICTA published a Regulation entitled “The Right of Way in Execution of the Telecommunication Services” on May 2, 2006. This Regulation, which established general principles for the right of way for the establishment and usage of infrastructure facilities, is required for the execution of telecommunication services.

On April 17, 2007, the ICTA issued a telecommunication certificate entitled “Fixed Telecommunications Services”. Operators will be able to apply for such telecommunication certificate once the ICTA determines the license fee. License holders will be allowed to provide various data and telephony services (including local calls) and internet access services. Related to such authorization, in November 2008, the ICTA amended the Regulation on the authorization of Fixed Telecommunications Services, which states the type of authorization, liabilities and obligations of the operators that obtain the fixed telecommunications services certificate.

Authorization of MNP

Pursuant to Article 32 of the Electronic Communications Law, operators are required to supply operator number portability.

On February 1, 2007, the ICTA issued regulations on MNP. MNP allows subscribers to keep their existing telephone number when changing telephone operator, their physical location or their current service plan. These regulations have become operational in the fourth quarter of 2008 based on a public statement of the ICTA. Since we believe the MNP regulations conflict with our rights under our license agreement, without due compensation, we initiated a lawsuit on March 29, 2007 for the annulment of the MNP regulations. While we do not protest the substance of mobile number portability, we do, however, believe that our rights under our license agreement should remain protected or, if they are violated, we should be justly compensated. This lawsuit is still pending as our request for a stay of these regulations was rejected, and we appealed that decision; however, we did not prevail. See “Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings.”

Turkish Competition Law and the Competition Authority

In March 1997, the Competition Law (Law No. 4054) established a Competition Board. The Competition Board consists of 7 members who are appointed for a term of six years. It is an autonomous authority with administrative and financial independence established to ensure effective competition in markets for goods and services.

Powers and Functions of the Competition Board

The Competition Board can carry out investigations, evaluate requests for exemptions, monitor the market, assess mergers and acquisitions, submit views to the Ministry of Industry and Trade and perform other tasks stipulated by the Competition Law. The ICTA can apply to the Competition Board if it determines that agreements regarding access, network interconnection and roaming violate the Competition Law.

Furthermore, any real or legal entity may file a complaint with the Competition Board. Upon determination of any violation, the Competition Board can take necessary measures to prevent the violation and may impose fines on those who are liable for such prohibited practices. According to Competition Law, the Competition Board may impose fines up to 10% of the annual gross income of the operators, which is constituted by the end of the previous financial year and determined by the Competition Board. In September 2002, the ICTA and the Competition Board entered into a Protocol on Cooperation. The Protocol establishes a framework whereby the ICTA and the Competition Board can cooperate on legal actions and attitudes regarding measures, detections, regulations and inspections that affect competition conditions and the extension of competition in the telecommunications sector. The Protocol on Cooperation allows issues to be resolved more effectively and maintains a free and sound competition environment in the telecommunications sector. Furthermore, it prevents controversial and/or misleading statements by handling the complaints of the operators, and it harmonizes the interpretation of related legislation thus enabling mutual cooperation and information transfer.

GSM Licensing in Turkey

We signed a renewed license agreement for our GSM license on February 13, 2002. The major provisions of the renewed agreement are identical to those in the license agreement we had signed with the Turkish Ministry in 1998. However, the renewed agreement provides that a monthly payment of 15% over our gross sales paid to the Turkish Treasury shall be subject to the legal interest rate. Also, if such payments are not duly paid twice in any given year, a penalty in an amount equal to triple the last monthly payment shall be payable to the Turkish Treasury. We are also obliged to pay annual contributions to ICTA’s expenses in an amount equal to 0.35% of our gross sales. Finally, an article concerning the protection of users’ (“subscribers”) rights and an article concerning arbitration for the settlement of disputes are included in the renewed license agreement.

GSM license is subject to the ICTA’s right to suspend or terminate operations of the license on the grounds of security, public benefit, national defense or to comply with the law. However, suspension or takeover of facilities under these circumstances is subject to the payment of compensation to the operator. The ICTA can also inspect such licensee and nullify its license if the licensee has materially failed to comply with the terms of its license. The ICTA may also terminate licenses in cases of gross negligence or non-payment of the authorization fee.

The terms of license agreements are governed by the Authorization Regulation, and it provides that the ICTA can supervise licensed operators of value added services, approve the transfer of licenses to third parties, ensure continuation of services in the event of cancellation of a license and approve the investment plans submitted by licensees.

Under the Authorization Regulation, the licensee is responsible for installing telecommunications equipment in conformance with international signalization systems and numbering plans. Furthermore, the licensee is obligated to make those investments which are necessary to offer the licensed service. These obligations include the design of the service, the making of financial investments and the installation and operation of the facility required for the service. Licensees are allowed to determine the prices for services, subject to the regulations of the ICTA. Upon the expiry of a license, including termination, the facilities and immovables of the licensee will be transferred by the licensee in accordance with the license agreement.

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

In exchange, we provided mobile telephone services within Turkey through a multi-phase build-out of a GSM system. The first phase of the build-out covered Istanbul, Ankara and other large population centers along with airports and airport roads. The second and third phases provided for the build-out of the GSM network to less densely populated areas. In addition, through our contractual relationships with service providers, we provided the necessary equipment and expertise for the operation of the GSM network. We received 100% of the fees generated by Simcard sales, 32.9% of the fees billed for connection, monthly fixed fees and outgoing calls and 10% of the fees billed for incoming calls, an arrangement that resulted in payment to us of approximately 25% to 30% of the net system revenue generated by subscribers of our GSM network. We currently operate under a 25-year GSM license which we were granted in April 1998 upon payment of an upfront license fee of $500 million. Initially, we signed the license agreement with the Turkish Ministry and as per the requirements under the Amending Law, we have renewed the agreement to which the ICTA is the party. The new agreement has introduced two extra articles. The first one involves an administrative fee, amounting to 0.35% of the previous year’s gross revenue less tax, treasury share, and VAT, payable to the ICTA until the last working day of April in the following year. The other article underlines consumer rights of subscribers during their subscription to the network.

The Law, numbered 5398 and dated July 3, 2005, changed the definition of the calculation basis of Treasury share and Contribution to the Expenses of the ICTA to “gross sales”. Article 16 of Law No. 5398 provides that the license agreements shall be adapted to this change upon the request of the operators. Accordingly, Turkcell applied to the ICTA on June 25, 2005. On March 10, 2006, the adapted license agreement was signed between Turkcell and the ICTA. After the tender, which relates to the allocation of GSM 900 additional frequency band, made by the ICTA on June 20, 2008, the license agreement was amended to include the additional frequency band and was signed by Turkcell and the ICTA on February 25, 2009, which made small additional changes in the articles of the license agreement entitled performance bond and allocated frequency bands.

Terms

Under the license agreement, we hold a licensed concession to provide telecommunications services in accordance with GSM-PAN European Mobile Telephone System standards in the 900 MHz frequency band. Our license covers 55 channels and allocates telephone numbers between the 530 and 539 area codes in the national numbering plan. Our license also permits us to establish customer service centers, sign contracts with subscribers and market our services to subscribers. Our license was issued with an effective date of April 27, 1998, for an initial term of 25 years. At the end of the initial term, we must renew our license subject to the approval of ICTA. We shall apply to the ICTA between 24 months and 6 months before the end of our license. Our license is not exclusive and is not transferable without approval of ICTA.

We paid a license fee of $500 million to the Turkish Treasury upon effectiveness of our license. As security for the performance of our obligations, we were required to deliver cash or a bank guarantee equal to 1% of our license fee as a performance bond. In addition to this performance bond, upon the execution of the license agreement dated February 25, 2009, we were also required to deliver cash or a bank guarantee in the amount of TRY 1,264,500 (approximately $758,003 as of April 1, 2009) which corresponds to 6% of the tender (relating to the allocation of GSM 900 additional frequency band) price, as a performance bond. On an ongoing basis, we must pay 15% of our gross sales, defined as of March 2006 to exclude interest charges for late collections from subscribers and indirect taxes such as 18% VAT as well as other expenses and the accrued amounts that are recorded for reporting purposes to the Turkish Treasury.

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

Furthermore, under the Regulation on Authorization Regarding Telecommunications Services and Infrastructures, all kinds of share transfers must be communicated to the ICTA, whereas result in the change of

“control component” of the company under the said regulation the “control component” is defined as “the rights that allow for applying a decisive effect on an enterprise, either separately or jointly, de facto or legally”.

License Conditions

Our license subjects us to a number of conditions. While the license agreement provides that our license may be revoked in the event that we fail to meet any of these conditions, we believe that we are currently in compliance with all license conditions.

Coverage

Our license requires that we meet coverage and technical criteria. We must attain geographical coverage of 50% of the population of Turkey (living in cities or towns of 10,000 or more inhabitants) within three years of our license’s effective date and at least 90% of the population of Turkey (living in cities or towns of 10,000 or more inhabitants) within five years of the effective date of our license. This coverage requirement excludes coverage met through national roaming and installation sharing arrangements with other GSM systems and operators. Upon the request of ICTA, we may also be required, throughout the term of our license, to cover at most two additional areas each year. Except in the event of force majeure, we must pay a late performance penalty of 0.2% of the investment in the related coverage area per day for any delay of more than six months in fulfilling a coverage area obligation. As of today, we have met and surpassed all coverage obligations.

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

Service Quality

Generally, we must meet all the technical standards of the GSM Association as determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM Association. Service quality requirements require that call blockage not exceed 5% and call drops not exceed 2 dropped calls per erlang, which is the industry standard measuring the ratio of total dropped calls during the most congested hour of network traffic during the relevant time period to the traffic intensity for that congested hour. The ICTA has the right to monitor our service standards, compile information, and take action to guarantee customer rights. Additionally, as a guarantee of our service and coverage commitments, we must obtain all-risk insurance coverage at an adequate amount to provide for uninterrupted operation.

Tariffs

The license agreement regulates our ability to determine our tariff for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the ICTA sets the initial maximum tariffs in Turkish Lira and U.S. Dollars. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs based on, in the case of maximum tariffs established in Turkish Lira, the Turkish Consumer Price Index announced by the Ministry of Industry and Trade of Turkey. The increase applied is 97% of the increase in the index. In the case of maximum tariffs established in U.S. Dollars, the increase is based on the U.S. Consumer Price All Item Index minus 3%. Although action is required for an adjustment of maximum tariffs, our license agreement provides that we are free to establish rates for services up to the then existing maximum tariff (subject only to a seven-day prior notification to ICTA).

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

Under the standard tariff, we may from time to time notify the ICTA of a per-minute airtime fee, which is treated as its Basic Unit Rate.

The standard tariffs and the maximum rates have been established in Turkish Lira and ICTA’s schedule of standard tariffs and maximum rates are premised on the TRY/$ Exchange Rate in effect on the date they were approved by ICTA. Although we believe the tariff structure in our license will, in most instances, permit adjustments designed to offset devaluations of the Turkish Lira against the U.S. Dollar, any such devaluation that we are unable to offset will require us to use a larger portion of our revenue to service our non-Turkish Lira foreign currency obligations. Additionally, in the event that the ICTA were to establish maximum tariffs at levels below those that would enable us to adjust our rates to offset devaluations, this could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

As a result of certain applications made to it, the ICTA decided to implement a new requirement that our on-net tariffs be no less than the lowest interconnection rate applicable to other GSM operators. However, in the relevant legislation, which was applicable at that time, no authority was given to the ICTA to set minimum barriers for the tariffs granted. For this reason, we believed that such intervention was contrary to the applicable legislation. The ICTA also decided to set a maximum price of TRY 0.66 (including VAT) for off-net calls under common subscription packages. However, we believed that this intervention by the ICTA, which decreased the previous maximum tariffs, conflicted with the relevant provisions of the license agreement. The ICTA was only empowered to apply the formula set forth in the license agreement, as explained above. By setting minimum tariffs for our Company only, we believed that the Authority created unfair competition and violated provisions of the Law, which stipulated that prices for telecommunications services be cost-based. On the grounds explained above, we filed a lawsuit before the 13th Chamber of Counsel of State in relation to the annulment and suspension of the execution of the aforementioned decision. On May 26, 2008, the 13th Chamber of Counsel of State suspended the ICTA’s decision regarding the interconnection rate applicable for setting our minimum on-net tariffs. The ICTA objected to the decision however, the request was rejected. The ICTA requested the cancellation of the aforementioned suspension decision (with its petition submitted to the file); however, its request was rejected. The lawsuit is still pending. For more information, see “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings”).

With the ICTA Board Resolution dated March 25, 2009, ICTA has set a lower limit to on-net retail tariffs of Turkcell only, and decreases the level of price cap for all GSM operators. The lower limit applies to each retail tariff package of Turkcell by mandating the weighted average on-net price of a tariff package shall not be less than Turkcell’s weighted average call termination rate. The Board Resolution also reduces the current price cap from 0.80 TRY/min (VAT, SCT incl.), which pertains to general subscription packages, to 0.64 TRY/min. The Resolution has also set such price as an upper limit for special subscription packages. To comply with the Board Resolution, Turkcell is likely to have to adjust on-net and off-net prices of some tariff packages. The Board Resolution may have adverse effects on Turkcell’s pricing ability in the short/mid-term.

However, as per Article 13 of the Electronic Communications Law, in the event of determination of the significant market power of the operator, the ICTA may determine the lower and upper limit of the tariffs and principles and procedures of the application of the same. Based on such Article, the ICTA may take a similar decision which will have an effect on our future tariffs.

Relationship with ICTA

The license agreement creates a mechanism for an ongoing relationship between us and ICTA. The ICTA and Turkcell coordinate their activities through a License Coordination Committee (“the Committee”). The

Committee is comprised of five members, two appointed by ICTA, two by us and one by agreement of the ICTA and our members, or, if no agreement is reached, by the Chairman of the Information and Communication Technologies Board. The Committee is charged with the task of ensuring the proper and coordinated operation of the GSM network, assisting in the resolution of disputes under the license agreement and facilitating the exchange of information between the parties.

The Committee meets at least quarterly and establishes its own operating principles and procedures unless an extraordinary meeting is called by any party with a 7-day advance notice. Matters in dispute are expected to be submitted to the Committee for resolution. While not binding, the Committee may render consultative decisions. Either the ICTA or we may convene a special meeting to consider issues that arise under the license agreement.

License Suspension and Termination

The ICTA may suspend our operations for a limited or an unlimited period if necessary for the purpose of public security or national defense, including war and general mobilization. During suspension, the ICTA may operate our business, but we are entitled to any revenues collected during such suspension, and our license term will be extended by the period of any suspension.

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

In the event of termination, we must deliver the entire GSM system to ICTA.

If our license is terminated for our failure to perform our obligations under our license, the performance guarantee given by us in an amount equal to 1% of the license fee may be called. The license agreement makes no provision for the payment of consideration to us for delivery of the system on such termination.

In the event of a termination of our license, our right to use allocated frequencies and to operate the GSM system ceases. Upon the expiration of the license agreement, initially scheduled to occur in 2023, without renewal, we must transfer to ICTA, or an institution designated by ICTA, without consideration, the network management center, the gateway exchanges, and the central subscription system, which are the central management units of the GSM network. These units include related technical equipment, immovables, and all other installations and assets used in the operation of the system. We may apply to the ICTA between 24 and 6 months before the end of the 25-year license term for the renewal of the license. The ICTA may renew the license, taking into account the legislation then currently in effect.

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

Authorization of 3G Licenses

The Council of Ministers decision regarding the “Determination of the Minimum Values of License Agreement Regarding the IMT-2000/UMTS Services and Infrastructure” and The Council of Ministers’ decision regarding the “Enforcement of the Authorization Plan Regarding the IMT-2000/UMTS Services and Infrastructure” was published in the official gazette in February 16, 2007. These decisions authorized the ICTA to begin the process of preparing regulations for 3G Licenses.

The ICTA conducted a tender process for the granting of 3G licenses on September 7, 2007. Based on the tender process conducted on September 7, 2007, Turkcell was awarded a 3G license. However, on September 19, 2007, the ICTA canceled the 3G license tender due to the fact that Turkcell’s competitors did not participate in the 3G tender process. On November 28, 2008, the ICTA conducted a new tender process to grant four separate licenses to provide IMT 2000/UMTS services and infrastructure. We were granted the A type license, which provides the widest frequency band, at a consideration of EUR 358 million (excluding VAT). We signed the license agreement relating to the 3G authorization on April 30, 2009. The license agreement has a term of 20 years. Our ability to implement 3G services will be dependent on clearing the 3G regulatory process. Our failure to implement 3G could affect our competitive position.

The 3G license agreement has similar provisions with the aforementioned license agreement relating to 2G. However, note that while a clause concerning arbitration for the settlement of disputes is included in the 2G license agreement, no such clause is in the 3G license agreement. According to the 3G license agreement, disputes arising between the parties shall be settled by the Council of State of the Republic of Turkey.

Access and Interconnection Regulation

The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the ICTA on May 23, 2003. The Regulation sets forth the rights and obligations of the operators in the telecommunications sector in Turkey and establishes rules and procedures pertaining to their performance of such obligations. The Regulation primarily sets forth applicable principles, details of access and interconnection obligations, financial provisions, and policies and procedures regarding negotiations and contracts for access and interconnection.

The Regulation is driven largely by a goal to improve the competitive environment and ensure that users benefit from telecommunications services and infrastructure at a reasonable cost. Under the Electronic Communications Law, the ICTA may compel a telecommunications operator to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators. The operators who are compelled to provide access to other operators may be obliged to provide service and information on the same terms and qualifications provided to their shareholders, subsidiaries, and affiliates by ICTA.

According to the Electronic Communications Law, access contracts and interconnection contracts can be executed with the mutual understanding of the parties. If the parties do not execute the access contract within two months of the access request or the existence of any disagreement in the access contract, the Authority may intervene in the negotiations of the access contract, upon request of one of the parties.

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom) are obliged to renew their interconnection agreements within two months after the issuance of the Regulation. The renewed agreements must comply with the provisions of the Regulation, including cost-based pricing. Accordingly, we entered into a supplementary protocol with Vodafone, on October 9, 2003, with Turk Telekom on September 20, 2003, and with Avea on September 21, 2004. As a result of intervention by the ICTA, we entered into new supplemented protocols with Turk Telekom on November 10, 2003, and Vodafone on November 21, 2003, with amended tariffs and tariff adoption procedures.

In accordance with Article 7 of the aforementioned Electronic Communications Law, the ICTA may determine the operators that have significant market powers in the relevant market as a result of market analyses. After determination of the operators who have significant market power, the ICTA may impose additional liabilities for such operators in order to protect the competitive environment. Based on the regulations under the previous law, ICTA, on August 21, 2003, designated us as an “operator holding significant market power” in the “GSM Mobile Telecommunication Services Market” and “GSM Mobile Call Termination Services Market” and Vodafone an “operator holding significant market power” in “the GSM Mobile Call Termination Services Market.” On January 4, 2005, the ICTA designated Turkcell individually as an “operator holding significant market power” in the “GSM Mobile Call Termination Services Market”. Finally, on December 15, 2005, the ICTA designated Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell individually as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets”. According to the new regulation published in the Official Gazette dated January 17, 2009 and numbered 27113, unless otherwise agreed, any decision taken by the ICTA in the years 2005 and 2006 relating to market analysis will be valid and effective until the end of calendar year 2009.

The ICTA published a communiqué on June 3, 2003, defining “significant market power” as “the power to influence economic parameters such as the purchase or sale price of services provided to other operators and users; supply and demand of said services; market conditions; components of fundamental telecommunications network utilized for telecommunications services; and access to users in the relevant telecommunications market.” In determining which operators possess significant market power, the ICTA will take into consideration the following criteria: market share; the power to influence market conditions; the relationship between quantity of sales and size of the relevant market; the power to control access to the end user; power to access financial resources; and experience regarding production and introduction of services in the market.

While all operators will be obliged to enter into negotiations for interconnection agreements with any requesting operator, Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market”, as well as Turk Telekom, are obliged to provide interconnection. These operators may limit access or interconnection to other operators only if it is objectively proven that network operation security or network integrity or data protection cannot be maintained or that interconnection or access is technologically unfeasible; in any case, the approval of the ICTA is also required. The ICTA may also limit the interconnection obligation of an operator upon the operator’s request, provided that there are technical and commercial alternatives to the interconnection or that required resources for such interconnection are unavailable. While operators not deemed to hold significant market power are free to set their access and interconnection tariffs, operators holding significant market power are required to determine their access and interconnection tariffs on a cost basis. Specifically, the Regulation provides that the tariffs will be the marginal cost of procuring efficient services, including an “appropriate return” on capital employed for procurement of services, plus a portion of overall costs attributable to such service.

In addition, the ICTA has required operators to share certain facilities with other operators under certain conditions specified in the Electronic Communications Law and to provide co-location on their premises for the equipment of other operators at a reasonable price. As mentioned in such Law, procedure and principle relating to the co-location and facility sharing shall be determined by ICTA.

Under the Regulation, operators holding significant market power are required to provide access and services to all operators on equal terms. Operators with significant market power are also required to perform unbundling of their services, which means that they have to provide separate service of and access to transmission, switching, and operation interfaces. Furthermore, the ICTA may establish rules applicable to the division of the costs of facilities among parties.

All access and interconnection contracts must be submitted to the ICTA within fifteen days of execution. The ICTA may request modifications to the contracts should they contain any provisions contrary to the legislation. The access and interconnection contracts will be publicly available, excluding trade secrets. All operators holding significant market power will also be required to prepare reference interconnection proposals and submit them to ICTA. Except where otherwise specified by ICTA, reference interconnection proposals will be renewed every year. We have submitted our reference interconnection proposal regarding 2009 to ICTA.

If two operators are unable to reach an interconnection agreement within two months of the date of the initial access request, either party may refer the dispute to the ICTA for resolution. After this request, the ICTA initiates a settlement procedure and establishes terms, conditions, and fees applicable to the agreement and binding on both parties.

Should a telecommunications operator violate any provisions of the Regulation, the ICTA may impose an administrative fine of a maximum of 3% of the operator’s turnover for the preceding calendar year.

As a result of the significant market power designation in the “GSM Mobile Call Termination Services Market”, our company, as well as Avea and Vodafone, is required to provide interconnection services on a cost-based basis.

According to the provision of the Electronic Telecommunications Law, the ICTA may impose obligation on operators, who are obliged to provide access by the ICTA, to submit their reference offers for access, and may request to make necessary amendments in their reference access offers. Operators shall be obliged to make the amendments requested by the ICTA in prescribed manner and period. On the other hand, the operators shall be obliged to publish their reference offers for access, which have been approved by the ICTA, and to provide access under conditions specified in their reference offers, which have been approved by the ICTA. On March 25, 2009, the ICTA issued “Interconnection Tariffs” for Turk Telekom and GSM operators, which will become effective on May 1, 2009, and stated that tariffs, determined in the Interconnection Tariffs, have been approved as the tariffs to be determined in the reference access offers, and published the reference access offers, which is including these tariffs, in the simply and constant manner. According to the Interconnection Tariffs the revised rate for Turkcell will be TRY 0.0655 (approximately $0.039 per the TRY/S exchange rate on April 1, 2009). However, we are of the opinion that Turkcell is not required to apply such tariffs immediately, as otherwise requested by the other operators.

Ukraine License Agreement

Astelit owns two GSM activity licenses, one for GSM—900 and one for DCS—1800. As of December 31, 2008, Astelit owns 20 GSM—900, DCS—1800, D-AMPS and Radiorelay frequency licenses that are regional or throughout Ukraine. In addition to the above GSM licenses, Astelit owns four licenses for fixed local phone connections with wireless access using the D-AMPS standard. According to the licenses, Astelit should adhere to state sanitary regulations to ensure that the equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities of the start/end of operations within one month and changes in the incorporation address within 10 days. Also, Astelit must present all the required documents for inspection by the Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary due to the expiration of the licenses, upon mutual consent, or in case of violation of the terms regarding the use of radio frequencies. If such a violation is determined, the Ukrainian Telecommunications Authority will notify Astelit of the provisions violated and will set the deadline for recovery. If the deadline is not met, the licenses may be terminated.

Belarus License Agreement

Belarussian Telecom owns a license, issued on March 18, 2005 for a period of 10 years, that will be valid until March 18, 2015. Pursuant to the Share Purchase Agreement dated July 29, 2008 between the State

Committee on Property of the Republic of Belarus (“the seller”), Beltel and the Company, the seller granted an extension on the license to render standard GSM services until August 26, 2018. In addition, the license shall be extended for an additional ten years and the seller shall provide relevant official documents for such evidency authorization until December 31, 2009.

Under its license, Belarussian Telecom has several coverage requirements to increase its geographical coverage gradually starting from the date of the license until 2017. However, Belarussian Telecom’s period of execution in relation to coverage requirements are extended for three years starting from the acquisition date.

Turk Telekom, Vodafone and Avea Interconnection Agreements

General

We have interconnection agreements with Turk Telekom, Vodafone and Avea whereby they allow us to connect our networks with theirs to enable the transmission of calls to and from our mobile communications system through existing digital fixed telephone switches.

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

Turk Telekom

Pursuant to the interconnection agreement with Turk Telekom, Turk Telekom agrees to permit us to use its buildings, premises, and other infrastructure and to lease the means of communications transmission between our GSM exchanges, base stations, and base station control stations. We retain the right, however, to establish our own transmission network at our own expense in the event that such transmission network is not made available to us by Turk Telekom, subject to the consent of ICTA.

If Turk Telekom enters into interconnection agreements with other operators of mobile or similar telecommunications services, the conditions of such agreements must be the same as those in their interconnection agreement with us. If any such agreement does contain differing terms, we have the right to demand identical terms. If we desire to use the facilities and such use would impair the use of such facilities by others, our request will be given priority over potential users of the facilities that have not entered into license agreements with ICTA. Priority among operators which have entered into such license agreements will be given to the application that was first received by Turk Telekom.

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

The Turk Telekom interconnection agreement provides that Turk Telekom will pay the 1% Turkish communications tax, which is payable on the basis of communications fees collected by Turk Telekom from customers in connection with telephone, facsimile, telex and data excluding subscription fees. Turk Telekom is required to pay this tax to the relevant municipality pursuant to the Municipality Revenues Act. We would be liable in respect of any increase in the applicable rate of the communication tax. If a party fails to make payment when due, it shall pay default interest, to be calculated based on the commercial advance interest rate of the Central Bank of Republic of Turkey for the period between when the payment is due and when the payment shall be made, and it shall also penalty for such delay at a rate of 10%.

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

The parties could not agree on call termination tariffs which would be applicable from December 12, 2004; Turk Telekom referred this dispute to the ICTA for resolution. The ICTA determined final call termination tariffs. In accordance with the decision of the ICTA; as of March 1, 2006, Turk Telekom had to pay Turkcell TRY 0.140 (approximately $0.084 as of April 1, 2009) per minute. Turkcell had to pay to Turk Telekom a net amount of TRY 0.02 (approximately $0.015 as of April 1, 2009) per minute for local traffic and a net amount of TRY 0.037 (approximately $0.022 as of April 1, 2009) per minute for metropolitan and long-distance traffic routed from Turkcell to Turk Telekom. On January 15, 2007, the ICTA revised the Standard Reference Interconnection Tariffs for GSM and fixed network operators.

Turk Telekom applied once more to the ICTA for determination of call termination tariffs and, in response, the ICTA determined final call termination tariffs.

In accordance with the decision of ICTA, as of March 1, 2007, Turk Telekom pays Turkcell TRY 0.136 (approximately $0.082 as of April 1, 2009) per minute and Turkcell pays to Turk Telekom a net amount of TRY 0.0189 (approximately $0.011 as of April 1, 2009) per minute for local traffic and a net amount of TRY 0.03 (approximately equivalent to $0.018 as of April 1, 2009) per minute for metropolitan and long-distance traffic routed from Turkcell to Turk Telekom, retroactively.

In accordance with the September 26, 2008 decision of the ICTA, effective from April 1, 2008, Turk Telekom pays Turkcell TRY 0.091 (approximately $0.055 as of April 1, 2009) per minute and Turkcell pays to Turk Telekom a net amount of TRY 0.0171(approximately equivalent to $0.010 as of April 1, 2009) per minute for local traffic and a net amount of TRY 0.027 (approximately equivalent to $0.016 as of April 1, 2009) per minute for metropolitan and long-distance traffic routed from Turkcell to Turk Telekom, retroactively.

On March 25, 2009, the ICTA issued new Interconnection Tariffs. According to this decision, as of May 1, 2009, Turk Telekom will pay Turkcell TRY 0.0655 (approximately $0.039 as of April 1, 2009) per minute and Turkcell will pay Turk Telekom a net amount of TRY 0.0171 (approximately $0.010 as of April 1, 2009) per minute for local traffic and a net amount of TRY 0.027 (approximately $0.016 as of April 1, 2009) per minute for metropolitan and long-distance traffic routed from Turkcell to Turk Telekom. Pursuant to this decision, the ICTA has announced local interconnection rates for Turk Telekom for the first time. Accordingly, Turkcell will pay Turk Telekom TRY 0.0139 (approximately $0.008 as of April 1, 2009) for local interconnection per minute. However, we are of the opinion that Turkcell is not required to apply such tariffs immediately, as otherwise requested by the operators.

For SMS services from Turk Telekom’s network to our network, as of, and since, December 2006, Turk Telekom has paid us a net amount of TRY 0.033307 (approximately $0.020 as of April 1, 2009) per SMS after deducting VAT and other taxes. For SMS services from our network to Turk Telekom’s network, we have paid Turk Telekom a net amount of TRY 0.017227 (approximately $0.010 as of April 1, 2009) per SMS after deducting VAT and other taxes. SMS termination rates are subject to revaluation quarterly.

Currently, for SMS services from Turk Telekom’s network to our network, Turk Telekom will pay us a net amount of TRY 0.033661 (approximately 0.020 as of April 1, 2009) per SMS, excluding VAT and SCT. For SMS services from our network to Turk Telekom’s network, we will pay Turk Telekom a net amount of TRY 0.017410 (approximately 0.010 as of April 1, 2009) per SMS, excluding VAT and SCT.

In accordance with the interconnection agreement between Turkcell and Turk Telekom, for international calls originating from Turkcell network and carried by Turk Telekom, Turkcell pays Turk Telekom 70% of the net amount of Turk Telekom’s retail international call charges. Pursuant to this agreement, Turk Telekom was obliged to pay us 45% of the international settlement charge (terminal rate) that is transferred by the international carrier operator to Turk Telekom for incoming international calls that are terminated on our network. For the termination service price of calls from international destinations to Turkcell network carried by Turk Telekom, Turkcell applied to the ICTA for reconciliation. As a result of that process, the ICTA decided Turk Telekom to pay Turkcell TRY 0.136 (approximately equivalent to $0.082 as of April 1, 2009) for termination of international calls. We and Turk Telekom have an ongoing dispute over this agreement. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

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

Upon the expiry of a one-year rental period, rental price increases will be made according to rates issued in the annual state tenders report prepared by the Ministry of Finance, and 45% of the rental fee will be added for expenses, including personnel, lighting and water, among others, starting from the beginning of the lease period.

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

Upon service of a review notice, the parties must negotiate in good faith toward a resolution of the subject matter of the review. If the parties fail to reach agreement within three months from the date of service of the review notice, either party may request that the ICTA determine the manner, if any, in which the Turk Telekom interconnection agreement should be modified. The Turk Telekom interconnection agreement will be modified in accordance with that determination, unless the determination is subject to a legal challenge. The Turk Telekom interconnection agreement can be assigned in accordance with our license agreement. The Turk Telekom interconnection agreement will terminate automatically upon the expiry of our license period or on termination of our license agreement by ICTA. Neither party may assign the businesses which are the subject matter of the interconnection agreement to any third party unless such assignment is required under the provisions of the Regulation and the License Agreement or the other party’s prior consent is obtained.

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

Call Tariffs

Turkcell and Vodafone could not agree on call termination tariffs and Vodafone referred this dispute to the ICTA for resolution. The ICTA applied provisional call and SMS termination tariffs as of March 1, 2006 to both parties. In accordance with this decision; Vodafone was to pay Turkcell TRY 0.140 (approximately $0.084 as of April 1, 2009) per minute and Turkcell was to pay to Vodafone a net amount of TRY 0.152 (approximately $0.091 as of April 1, 2009) per minute. Likewise, the ICTA determined that Vodafone was to pay Turkcell TRY 0.0297 per SMS as of March 1, 2006 (approximately $0.018 as of April 1, 2009).and Turkcell was to pay Vodafone a net amount of TRY 0.0322 per SMS (approximately $0.019 as of April 1, 2009).

In accordance with the agreement concluded between Turkcell and Vodafone in July 2006, both parties agreed on call and SMS termination tariffs to be applied and this agreement became binding despite the earlier decision by the ICTA. According to the agreement, Turkcell and Vodafone will charge to each other TRY 0.1737 (approximately $0.104 as of April 1, 2009) per minute for call traffic accessing each other’s network and a net amount of TRY 0.0322 (approximately $0.019 as of April 1, 2009) per SMS accessing each other’s network. In case call traffic switched from Vodafone to Turkcell exceeds 50,000,000 minutes in a month, Vodafone will pay a net amount of TRY 0.16 (approximately $0.096 as of April 1, 2009) per minute for call traffic. This charging method is valid from May 24, 2006, until March 31, 2008. Turkcell will pay Vodafone a net amount of TRY 0.165 (approximately $0.099 as of April 1, 2009) per minute for call traffic from April 1, 2007, until March 31, 2008. Both parties will pay each other net amount of TRY 0.160 (approximately $0.096 as of April 1, 2009) per call between April 1, 2008 and March 31, 2009.

In case SMS traffic switched from Vodafone to Turkcell exceeds 50,000,000 in a month, Vodafone will pay a net amount of TRY 0.0297 (approximately $0.018 as of April 1, 2009) per SMS. This charging method was valid from May 24, 2006, until March 31, 2007. Both parties will pay each other TRY 0.0322 (approximately $0.019 as of April 1, 2009) per SMS between April 1, 2007 and March 31, 2009.

All the call tariffs are set in Turkish Lira and were revised by the parties on March 31, 2008 and March 31, 2009 based on the consumer price index. During periods of sharp devaluation of the Turkish Lira, the devaluation rate will also be taken into consideration in such revisions. Based on this revaluation methodology, between April 1, 2007 and March 31, 2008 termination rates, excluding VAT and SCT, are as follows: for calls from Turkcell to Vodafone, Turkcell pays Vodafone TRY 0.182919 per minute (approximately $0.110 as of April 1, 2009); for calls from Vodafone to Turkcell TRY 0.177376 per minute (approximately $0.106 as of April 1, 2009); for SMS, each party pays the other TRY 0.035697 per SMS (approximately $0.021 as of April 1, 2009). For SMS, each party paid the other TRY 0.038963 per SMS (approximately $0.023 as of April 1, 2009) for the term between April 1, 2008 and March 31, 2009.

The pricing terms of the Vodafone interconnection agreement will be applicable until March 31, 2009, when both parties will revise the pricing terms based on conditions reached at that time. All the rates are net of all applicable taxes. If the parties cannot agree on new call termination tariffs until July 2009, both parties shall refer to the ICTA for resolution. During the resolution period both parties will charge each other a net amount of TRY 0.16 (approximately $0.096 as of April 1, 2009) per minute for the call termination and a net amount of 0.0322 (approximately $0.019 as of April 1, 2009) for SMS termination.

However, with respect to call traffic, the parties have applied to ICTA. On August 26, 2008, the ICTA concluded the reconciliation process to be applied between Turkcell and Vodafone to be valid and binding as from April 1, 2008, by applying its provisional termination tariffs. Currently, in accordance with this decision, Turkcell pays Vodafone TRY 0.095 per minute (approximately $0.057 as of April 1,2009) and Vodafone pays Turkcell TRY 0.091 per minute (approximately $0.055 as of April 1, 2009) for call traffic. On March 25, 2009, the ICTA issued “Interconnection Tariffs” for Turk Telekom and GSM operators”. Beginning May 1, 2009, Turkcell will pay Vodafone 0.0675 TRY per minute (approximately $0.11 as of April 1, 2009) and Vodafone will pay Turkcell 0.0655 TRY per minute (approximately $0.039 as of April 1, 2009) for call traffic. However, we are of the opinion that Turkcell is not required to apply such tariffs immediately, as otherwise requested by the operators.

Both parties charge each other 10% higher priced than effective call termination tariffs per minute for accessing the other’s directory inquiry services.

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

Upon service of a review notice, the parties must negotiate in good faith toward a resolution of the subject matter of the review. If the parties fail to reach agreement within three months from the date of service of the review notice, either party may request that the ICTA determine the manner, if any, in which the Vodafone interconnection agreement should be modified. The Vodafone interconnection agreement will be modified in accordance with that determination, unless the determination is subject to a legal challenge. The Vodafone interconnection agreement cannot be assigned or transferred by the parties without the other party’s prior written consent.

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

Any disputes between the parties shall first be subject to friendly settlement efforts. In the event that the parties fail to reach an amicable settlement, they then shall refer the matter to the ICTA for its recommended solution to the dispute in question. If the proposed solution recommended by the ICTA is not accepted by the parties, the parties are free to refer the matter to arbitration in accordance with the provisions of the Turkish Civil Procedural Law.

Avea Iletisim Hizmetleri A.S. Interconnection Agreement

We and Avea, the entity incorporated as a result of the merger of Is-TIM and Aycell, signed a protocol canceling the interconnection agreement between Turkcell and Aycell and the parties agreed that the Is-Tim interconnection agreement will be applicable between the parties. References to the “Avea Interconnection Agreement” refer to the original Is-TIM interconnection agreement that now governs our interconnection relationship with Avea.

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

Call Tariffs

In the decision dated June 29, 2006, the ICTA applied its provisional call termination tariffs and, in accordance with this decision, Turkcell was to pay Avea a net amount of TRY 0.175 (approximately $0.105 as of April 1, 2009) per minute and Avea was to pay Turkcell a net amount of TRY 0.140 (approximately $0.084 as of April 1, 2009) per minute. On August 2, 2007, the ICTA concluded the reconciliation process between Turkcell and Avea, by applying its provisional termination tariffs. In accordance with this decision, Turkcell pays Avea TRY 0.167 per minute (approximately $0.100 as of April 1, 2009) and Avea pays Turkcell TRY 0.136 per minute (approximately $0.082 as of April 1, 2009).

In the decision dated July 31, 2007, the ICTA set call termination tariffs between us and Avea and, in accordance with this decision, we pay Avea a net amount of TRY 0.167 (approximately $0.100 as of April 1, 2009) per minute and Avea pays to Turkcell a net amount of TRY 0.136 (approximately $0.082 as of April 1, 2009) per minute. Both parties charge each other an amount 10% higher than effective call termination tariffs per minute for accessing each other’s directory inquiry services.

On August 26, 2008, the ICTA concluded the reconciliation process to be applied between Turkcell and Avea to be valid and binding as from April 1, 2008, by applying its provisional termination tariffs. Currently, in accordance with this decision, Turkcell pays Avea TRY 0.112 per minute (approximately $0.067 as of April 1, 2009) and Avea pays Turkcell TRY 0.091 per minute (approximately $0.055 as of April 1, 2009). On March 25, 2009, the ICTA issued “Interconnection Tariffs” for Turk Telekom and GSM operators. As of May 1, 2009, Turkcell will pay Avea 0.0775 TRY per minute (approximately $0.046 as of April 1, 2009) and Avea will pay Turkcell 0.0655 TRY per minute (approximately $0.039 as of April 1, 2009) for call traffic. However, we are of the opinion that Turkcell is not required to apply such tariffs immediately, as otherwise requested by the other operators.

On March 7, 2007, the ICTA determined the SMS termination fees between Turkcell and Avea. According to this decision, we pay Avea a net amount of TRY 0.0365 per SMS (approximately $0.022 as of April 1, 2009) and Avea pays Turkcell a net amount of TRY 0.0297 per SMS (approximately $0.018 as of April 1, 2009).

All call and SMS tariffs are subject to revision quarterly, based on the Consumer Price Index. However, since current charges are determined by the ICTA, as a result of its decision, only SMS termination charges are subject to inflation revision. Based on this quarterly revaluation methodology, current rates for SMS, excluding VAT and SCT, are as follow: Turkcell pays Avea TRY 0.041286 per SMS (approximately $0.025 as of April 1, 2009) and Avea pays Turkcell TRY 0.041286 per SMS (approximately $0.025 as of April 1, 2009).

On January 16, 2009, the ICTA concluded the reconciliation process to be applied between Turkcell and Avea. Currently, in accordance with this decision, Turkcell pays Avea TRY 0.0187 per SMS (approximately $0.011 as of April 1, 2009) and Avea pays Turkcell TRY 0.0170 per SMS (approximately $0.010 as of April 1, 2009). SMS termination charges are subject to inflation revision. Based on this quarterly revaluation methodology current rates for SMS, excluding VAT and SCT, were as follows: Turkcell pays Avea 0.018896 TRY per SMS (approximately $0.011 as of April 1, 2009) and Avea pays Turkcell 0.017178 per SMS (approximately $0.01 as of April 1, 2009).

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

Upon service of a review notice, the parties must negotiate in good faith toward a resolution of the subject matter of the review. If the parties fail to reach agreement within three months from the date of service of the review notice, either party may request that the ICTA determine the manner, if any, in which the interconnection agreement should be modified. The interconnection agreement will be modified in accordance with that determination, unless the determination is subject to a legal challenge. The interconnection agreement cannot be assigned or transferred by the parties without the other party’s prior written consent.

We and Avea have an on-going dispute over SMS termination fees. The relevant court accepted the request of Avea and we have appealed the decision. This lawsuit is still pending. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings” of this annual report on 20-F.

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

Any disputes between the parties shall first be subject to friendly settlement by the efforts of the parties. In the event that parties fail to reach an amicable settlement, then they shall refer the matter to the ICTA for its recommended solution to the dispute in question. If the proposed solution recommended by the ICTA is not accepted by the parties, the parties are free to refer the matter to arbitration in accordance with the provisions of the Turkish Civil Procedural Law.

Agreements Concluded with Operators Licensed to Provide Satellite Services

We have executed agreements with Globalstar Avrasya Uydu Ses ve Data Iletisim A.S. and Teknomobil Uydu Haberlesme A.S., operators licensed to provide satellite services. The scope of such agreements is the interconnection between the networks of the parties and the determination of the principal and procedures of the methods of network operating and clearance.

Agreements Concluded with the Operators Licensed To Provide Long-Distance Call Services

Turkcell, as an “operator holding significant market power”, entered into Call Termination Agreements with all operators licensed to provide Long-Distance Call Services. Under the Call Termination Agreements, Turkcell agreed, among other things, to terminate voice calls carried by the operators and rising from a national fixed telecommunication’s network and/or any international telecommunication’s network in accordance with technical specifications set out in the agreement.

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

Directory Services

Turkcell entered into agreements relating to the provision of directory services with Rehberlik Hizmeti Servisi A.S. on June 30, 2008, Infoline Rehberlik ve Cagri Merkezi Hizmetleri A.S. dated February 24, 2009 and BN Elektronik Haberlesme ve Telekomunikasyon Hizmetleri A.S. dated March 31, 2009. The aforementioned agreements determine the principles and procedures related to the access of the companies to Turkcell data base, providing of guidance services to the subscribers and clearing procedure of the parties. Such agreements are valid and binding for a term of one year. However, if neither party notifies the other party one month before the expiration of the agreement of its request to terminate, the agreement will automatically be renewed for another one year term.

Prospective Legislation and Regulations

Within the scope of the provisions of the Electronic Communications Law, current telecommunications legislation shall be revised and amended. However, during this period, all regulations and communiqués that were effective prior to the publication of the Electronic Communications Law will still be valid and binding with the condition not being contrary to the provisions of the Electronic Communications Law. Therefore, subjects, which are explained below, have not yet been regulated by the ICTA.

Regulations

Defining the Relevant Markets

In accordance with the Electronic Communications Law, the ICTA determines the relevant market and the operator(s) who have significant market power in the relevant market. The ICTA may also regulate obligations for the operators, who have significant market power, for the purpose of supplying and protecting of significant competitive environment. Therefore, the ICTA has published a questionnaire to obtain our opinion for the purpose of market analyzing. Currently, only three markets have been nominated by the ICTA as relevant markets pursuant to which it is authorized to determine the operators within such market holding significant market power or a dominant market position. These markets are the mobile telecommunications market, the mobile call termination market and access to GSM mobile networks and the call-originating market.

Authorization of Value Added Telecommunication Services Operators

The ICTA is preparing to authorize the operators to provide Value Added Telecommunication Services by appending an annex to the Authorization Regulation, specifying provisions relating to such services. The ICTA will specify the authorizations, types and procedures to be applied and the minimum value of an authorization fee for Value Added Telecommunication Services within the annex.

In order to assess operator concerns regarding this regulation, the ICTA has sent a questionnaire to the operators regarding technical, marketing and regulatory issues of the Value Added Telecommunication Services within the EU Regulations and international applications.

In accordance with Regulation, we may be required to provide access and/or interconnection services to requesting VAS operators.

Authorization of Mobile Virtual Network Operators (“MVNOs”)

According to a proposed regulation, MVNOs shall provide their services by using the infrastructure of GSM operators. The ICTA has published a draft annex to the Authorization Regulation specifying provisions relating to MVNO’s. We have specified our concerns regarding the draft Regulation on the grounds that obligating us to share our infrastructure with the MVNO’s would infringe on our rights in accordance with our license agreement.

New Environment Tax

The Law No: 5491, the “Law Amending the Environmental Law”, was published on May 13, 2006. This law includes a draft system to levy a tax on subscribers of mobile operators. The law that is currently in effect does not determine a system for this proposed tax.

4.C Organizational Structure

The following chart lists each of our key subsidiaries (including our ownership interest in Fintur) and our proportionate direct and indirect ownership interest as of April 1, 2009:

Notes:

(1)	KCell is 51% owned by Fintur and the remaining 49% is owned by Kazakhtelecom JSC, the Kazakh incumbent fixed-line telecom provider.
(2)	Azertel is 51% owned by Fintur and the remaining 49% of the shares are owned by Cenay Group, a privately held Turkish group of companies. Azercell is 100% owned by Azertel. Fintur’s effective ownership in Azercell is 51%.
(3)	Gurtel is 99.99% owned by Fintur and as of December 31, 2008 Geocell is 97.5% owned by Gurtel. As of January 30, 2009, Gurtel’s stake in Geocell increased to 100%.
(4)	Moldcell is 99% owned by Fintur and 1% owned by Molfintur SRL, a wholly-owned subsidiary of Fintur.
(5)	On May 21, 2008, Turktell signed an agreement with Cukurova Group to acquire a 100% stake in Superonline, which is specialized in providing internet and telecommunications services, and to sell its 55% share in Bilyoner.
(6)	On July 29, 2008, Beltel signed a share purchase agreement to acquire an 80% stake in Belarussian Telecom.

For information on the country of incorporation of our key subsidiaries, see “Item 4.B. Business Overview”.

4.D Property, Plant and Equipment

Our principal property, plant and equipment consists of management offices, switching sites, network infrastructure sites, and network and office equipment.

Property

We own six properties: two properties in Kocaeli, two properties in Bursa, one property in Gaziantep and one property in Adapazari. Our property in Tekirdag was sold in 2008. In 2008, we also rented two properties in Davutpasa and a property in Maltepe, as well as three properties in Istanbul Maltepe and Manisa.

We own buildings in Istanbul Beyoglu (headquarters), Istanbul Maltepe, Istanbul Gunesli, Ankara-Cinnah, Ankara-Sogutozu, Adana, Diyarbakir, Samsun, Davutpasa and Izmir. A new building was acquired in Istanbul Kartal in 2006. In addition, we rent the following buildings: Academy, Turkcell Head Quarters Plus (TMO+) and Maltepe Plus. In 2008, we rented the Corlu and Mersin Operation Maintenance Offices.

In addition to the foregoing properties, we maintain three rented office buildings and a warehouse in Istanbul. In 2006, we acquired another warehouse in Istanbul Tuzla.

Switches

We have switches in Istanbul, Ankara, Izmir, Tekirdag, Bursa, Kocaeli, Mugla, Balikesir, Denizli, Aydin, Konya, Samsun, Trabzon, Erzurum, Diyarbakir, Adana, Antalya, Mersin and Manisa. Additionally, we have Remote BSC (“RBSC”) locations at Artvin, Alanya and Gaziantep.

Base stations

As of the end of December 2008, we owned over 15,050 base stations and leased the land underlying such base stations.

In December 2006, we sold 2,862 towers that our base stations mounted on to TurkKule, an entity established on November 24, 2006, in order to provide antenna space to all telecommunication operators, TV and radio broadcasters, and civilian and military communication system operators in Turkey. However, the Telecommunication Authority decided that the sales of the towers from Turkcell to TurkKule had to be cancelled by October 10, 2007.

The towers were therefore repurchased by Turkcell from TurkKule on September 30, 2007. Currently, TurkKule constructs its own masts and towers in order to provide service for the wireless broadcast and communications industry in Turkey. Since the beginning of 2007, Turkcell has rented all the tower spaces required for its base stations from TurkKule.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING	AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis by our management of the financial condition and the results of our operations should be read together with the consolidated financial statements included in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk factors” and elsewhere in this annual report.

Overview of the Turkish Economy

In 2008, the global markets experienced extraordinarily high levels of volatility and both domestic and external demand slowed down considerably. The turmoil in global financial markets spilled over into non-financial corporations and emerging economies that were relatively unharmed by previous turbulence. As a result, Turkey has faced a sharper economic downturn and pressure on its exchange rate due to falling industrial production and private sector expenditure and rising unemployment. Despite the challenges of the crisis on Turkey’s economy and the threat of a global recession, in 2008 our revenues increased to $6,970.4 million, from $6,328.6 million in 2007, and our net income increased to $1,836.8 million, from $1,350.2 million in 2007.

Turkey is vulnerable to global shocks and global liquidity problems due to its current account deficit and the private sector’s external borrowing needs. The double-digit declines in industrial production and trade, as well as survey-based forward-looking indicators, point to a significant downturn in 2009. A potential IMF arrangement will be crucial in mitigating the concerns over this year’s external financing gap and the level of TRY, particularly in an increasingly uncertain global environment. However, given Turkey’s current account deficit, the corporate sector’s large open foreign exchange position, lower TRY interest rates and the contraction in external financing and foreign direct investment prospects, concerns about the outlook for the TRY will make the situation worse.

The Turkish economy has also been and will continue to be vulnerable to political instability. Political uncertainty within Turkey, including actions by terrorist and ethnic separatist groups, along with armed conflict and the threat of armed conflict in neighboring countries, such as Iran, Syria, Georgia and Armenia, historically have been among the potential risks associated with investment in Turkish companies. The instability surrounding the situation in Iraq, as well as tension in and involving the Kurdish regions of northern Iraq, could also have negative economic consequences for us. In 2009, a high profile coup indictment case and general tension in the Middle East have been and are expected to continue to be important political issues.

The USD/TRY exchange rate was very volatile in 2008 due to developments in the global markets as well as to Turkish politics. At the end of 2008, the TRY had depreciated 30% against the USD. As global sentiment continues to weigh on the currencies of Emerging Markets with external financing gaps, the TRY is likely to depreciate further. Given Turkey’s current account deficit, its corporate sector’s large open foreign currency position and lower interest rates under the current tight external financing and foreign direct investment prospects, concerns about the outlook for the TRY will not be alleviated. Inflation increased to 10.06% (consumer price index) for the year ended December 31, 2008, which is significantly higher than the 2008 target rate of 4.0%. In 2009, annual inflation is expected to fall due to weakening aggregate demand conditions, lower commodity prices and a favorable base effect, despite the exchange rate pass-through from a weaker Turkish Lira.

Turkey’s current account deficit totaled $41.4 billion in 2008 compared to $38.2 billion in 2007. This deficit amounted to 5.5% and 5.7% of Gross Domestic Product (“GDP”) in 2008 and 2007, respectively, according to a new national accounting system. However, the current account deficit is likely to decrease rapidly as the fall in oil and commodity prices and weak domestic demand bring the price of imports down faster than exports.

In 2008, net foreign direct investment amounted to $15.1 billion, a decline of 24.1% as opposed to 2007. Net foreign direct investment inflows financed 36% of the current account deficit, compared to approximately 52% in 2007. Turkey’s Net Public Debt to GDP ratio decreased to 28.6% in 2008 from 29.5% in 2007, according to the new national account system.

Taxation Issues in Telecommunications Sector

Under current Turkish tax laws, there are several taxes imposed on the services provided by telecommunications operators in Turkey. These taxes are charged to subscribers by GSM operators and remitted to the relevant tax authorities. They may be charged upon subscription, on an annual basis or on an ad valorem basis on the service fees charged to subscribers.

The following are the most significant taxes imposed on our telecommunications services:

Special Communications Tax

The Turkish government imposed a special 25% communications tax on mobile telephone services as part of a series of new taxes levied to finance public works required to respond to the earthquakes that struck Turkey’s Marmara region in 1999. This tax is paid by mobile users and collected by GSM operators. The special communications tax on new subscriptions was TRY 26.0 (equivalent to $15.6 as of April 1, 2009) and TRY 27.8 (equivalent to $16.7 as of April 1, 2009) in 2007 and 2008, respectively. As of January 1, 2009, the special communications tax on new subscriptions levied is TRY 31.1 (equivalent to $18.6 as of April 1, 2009). The tax has had a correlative negative impact on mobile usage.

Under a new Law, No. 5838, which became effective on March 1, 2009, wired, wireless and mobile internet service providers are subject to a special 5% communications tax (previously such tax was 25%). Other than mobile internet services, all mobile telecommunication services remain subject to a special 25% communications tax. The tax collected from subscribers in one calendar month is remitted to the tax authorities within the first 15 days of the following month.

Value Added Tax (“VAT”)

Like all services in Turkey, services provided by GSM operators are subject to VAT, which is 18% of the service fees charged to subscribers. We declare VAT to the Ministry of Finance within 24 days and remit VAT paid by our subscribers within the first 26 days of the month following when the tax was incurred, after the offset of input VAT incurred by us.

We have calculated our VAT responsibility on ongoing license fees since June 2003, and it has not been recalculated, pursuant to a decision of the Istanbul Tax Court, since February 2004.

Reverse charge VAT is calculated on the invoices issued by foreign GSM operators. VAT responsibility is calculated on the mark-up amount on subscribers’ invoices for roaming services.

License and Annual Utilization Fees

According to Article number 46 of the Electronic Communications Law, subscribers registered in the system are subject to both license and annual utilization fees.

The license fee is paid once on the subscription for wireless equipment. As of January 1, 2009, the license fee is TRY 12.0 (equivalent to $7.2 as of April 1, 2009). For postpaid subscribers, the license fee is divided into the number of months remaining in the year in which it is payable and charged to the subscriber in equal installments.

The amount of the annual utilization fee depends on whether a subscriber is postpaid or prepaid. For postpaid subscribers, the annual utilization fee is the same amount as the license fee, TRY 12.0 (equivalent to $7.2 as of April 1, 2009), and is charged to subscribers in 12 equal monthly installments. In addition, GSM operators pay monthly charges to the government. For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers by the annual utilization fee. The calculated bulk annual utilization fee is paid by the GSM operators the following year on the last business day in February.

Special Consumption Tax

The special consumption tax is a tax on prescribed goods, which includes mobile phones. The special consumption tax is charged on mobile phones either when they are imported or when they are sold by Turkish manufacturers. The special consumption tax on mobile phones (mobile phones are legally defined as “low power mobile wireless equipment”) is currently 20%.

For a description of various tax related disputes to which we are party, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

The preparation of our consolidated financial statements in accordance with IFRS as issued by the IASB require us to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. On an ongoing basis, we evaluate our estimates and underlying assumptions, including those related to revenue recognition, useful lives or expected patterns of consumption of the future economic benefits embodied in depreciable assets, bad debts, income taxes, contingencies, and litigation. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

A summary of our significant accounting policies is set forth in Note 3 to our consolidated financial statements. We have identified the following critical accounting policies and estimates utilized by us in preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with International Accounting Standard No:18 “Revenue”.

Our revenues are mainly derived from communication fees, commission fees on betting business, monthly fixed fees, sales of simcards, call center revenues and revenues on handsets. Communication fees consist of charges for calls that originate or terminate on our mobile communications network, including international roaming, and are based on minutes of actual usage of service.

Per-minute communication fees vary according to the subscriber’s service package. Such fees are recognized at the time the services related to the betting games are rendered. Monthly fixed fees are charged to each postpaid subscriber in a specified monthly amount that varies according to the subscriber’s service package, regardless of actual use of our mobile communications network services. Monthly fixed fees are recognized on monthly basis when billed. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliates and third party companies. Call center revenues are recognized at the time services are rendered.

We recognize simcard sales as revenue upfront upon delivery to subscribers, net of returns, discount and rebates. Simcard costs are also recognized upfront upon sale of the simcard to the subscriber.

In connection with our ongoing promotional campaigns, both postpaid and prepaid services may be bundled with handset and other services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Campaigns for both postpaid and prepaid services may be bundled with other services. Deliverables are accounted for separately where a market for each deliverable exists and if the recognition criteria are met individually. Costs associated with each deliverable are recognized at the time of revenue recognized. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. Revenues allocated to handsets given in connection with campaigns are recognized under other revenues. Our revenues depend on the number of subscribers, call volume, and tariff pricing.

As is the case throughout Europe, airtime charges are generally paid only by the initiator of the call, except when a subscriber travels outside Turkey, in which case we charge the subscriber for a portion of the incoming call.

Commission fees on our betting business are recognized at the time all services related to the games are fully rendered. Under the head agency agreement, we are obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Useful Life of Property, Plant and Equipment, Intangible assets

Almost all of our operational tangible and intangible fixed assets (excluding GSM and other operating licenses, brand name, customer base and customs duty and VAT tax exemption rights) are depreciated over an eight-year term, which represents our best estimate of their useful life. If the technology we use had rapidly changed, causing its estimated useful life to decrease by one year to seven years, the annual depreciation expense on our operational fixed assets for 2008 would have decreased by $80.1 million. However, if the estimated useful life of our fixed assets had increased to nine years, annual depreciation expenses on our operational fixed assets for 2008 would have increased by $131.2 million.

Impairment of long-lived assets

When events or circumstances arise that require us to test our long-lived assets for impairment, the recoverable amount of the assets is estimated. The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less cost to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets. On an ongoing basis, we review indicators of potential impairment, which include significant adverse changes in the legal or business climate that could affect the value of long-lived assets, plans to dispose of a long-lived asset before the end of its previously estimated useful life, and a significant decrease in the market price of a long-lived asset. We also monitor technological changes or decreases in the number of subscribers, which could cause impairment of our long-lived assets.

In assessing the recoverability of our fixed and intangible assets, we make judgments and assumptions about the estimated future cash flows and other factors. Our estimates of future cash flows are subject to a significant number of variables, including the number of subscribers, average revenue per subscriber, inflation, devaluation, competition, and other economic factors. In addition, our discount rate is also based on a number of factors, such as the risk-free rate of interest, which may change over time.

During the years ended December 31, 2008, 2007 and 2006, we did not identify any impairment and, accordingly, our financial statements for such years do not include any adjustments for the impairment of long-lived assets.

Estimation of allowance for doubtful accounts

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amount of allowance for doubtful accounts. To make these estimates and assumptions, we analyze our receivables and historical bad debts, subscriber credit worthiness and current social and economic trends.

If our estimates or assumptions are proven to be incorrect for any reason, we may not have a sufficient allowance to cover our bad debts. Historically, our provision for doubtful accounting has been sufficient to account for our bad debts.

We believe that the accounting estimate related to the establishment of an allowance for doubtful accounts is a critical accounting estimate because the evaluation is inherently judgmental, and therefore requires the use of significant assumptions about expected subscriber default amounts that may be susceptible to significant changes. Such changes in the estimates regarding the allowance for bad debts could have a significant impact on our consolidated financial statements.

Our bad debt expense as a percentage of revenues increased by approximately 68% to 0.94% of revenues in 2008 from 0.56% of revenues in 2007. If our bad debt expense as a percentage of revenues increased to 1.5% of revenues, an additional provision for bad debts of approximately $38.9 million would be required.

Liabilities arising from litigation

We are involved in various claims and legal actions arising in the ordinary course of business. A provision is recognized in our balance sheet if we currently have a legal or constructive obligation as a result of a past event that can be reliably estimated and that is likely to require an outflow of economic benefits to settle the obligation. Our current estimated liability related to some of our pending litigation is based on claims for which our management can estimate the amount and range of loss. We evaluate our pending litigation on a continual basis to determine if any developments during the course of the litigation require a provision to be made. Due to the complexity of the Turkish legal system, it is often difficult to accurately estimate the final outcome of a lawsuit. This as well as other variables can affect the time and amount we provide for certain legal actions.

Our accruals for legal claims are, therefore, subject to estimates made by us, which are subject to change as the status of our legal cases evolves over time. Such a revision of potential liability in our estimates could materially impact our consolidated financial condition, results of operations, and liquidity.

Income taxes

The calculation of our total tax charge involves a degree of estimation and judgment with respect to certain items whose tax treatment cannot be finally determined until a resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax liability in each of the jurisdictions and countries in which we operate. This process involves estimating the actual current tax exposure and assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. We assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent the recovery is not considered probable, the deferred asset is adjusted accordingly.

Income tax expense comprises current and deferred taxes.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves estimates regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

5.A Operating Results

Our audited consolidated financial statements as of December 31, 2008 and for each of the years in the three-year period ended December 31, 2008 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

Overview of Business

Turkcell, a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. We operate under a 25-year GSM license, which we were granted in April 1998 upon payment of an upfront license fee of $500 million. Under our license, we pay the Undersecretariat of Treasury (the “Turkish Treasury”) a monthly ongoing license fee equal to 15% of our gross revenue. Of such fee, 10% is paid to the Ministry of Transportation and Communications of Turkey (“Turkish Ministry”) as the universal services fund. Since June 2004, Simcard sales, outgoing roaming revenues, and late payment interest charges have been included in the definition of gross revenue and included in the monthly calculation of ongoing license fees. In 2005, following the codification of a law concerning the regulation of privatization, the gross revenue description used for the calculation of treasury shares was changed. According to such regulation, accrued interest charged for late payments, taxes, such as VAT, and other expenses are excluded from the description of gross revenue. In light of such changes, we applied to the ICTA to revise the related articles of the amended agreement and completed certain necessary procedures. Danistay, the highest administrative court, approved the agreement on March 10, 2006. The resulting definition of gross revenue for the ongoing license fee has been effective since March 10, 2006.

We also operate under interconnection agreements with other operators that allow us to connect our networks with those operators to enable the transmission of calls to and from our mobile communications system through existing digital fixed telephone switches. For example, we have an interconnection agreement with Turk Telekom that provides for the interconnection of our network with Turk Telekom’s fixed-line network. Under our agreement with Turk Telekom, as amended, we pay Turk Telekom an interconnection fee per call based on the type and length of the call for calls originating on our network and terminating on Turk Telekom’s fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on their fixed-line network and terminating on our network. We also have interconnection agreements with Vodafone and Avea pursuant to which we have agreed, among other things, to pay interconnection fees to the them for calls originating on our network and terminating on theirs, and they have agreed to pay interconnection fees for calls originating on their networks and terminating on our networks.

We believe that the buildout of our network in Turkey is substantially completed. As of December 2008, our network covered 100% of the Turkish cities with a population of 1,000 or more and substantially all of Turkey’s Mediterranean and Aegean coastline. We currently meet the coverage requirements of our license.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2008, that number had grown to 37 million.

According to the operators’ announcements, there were approximately 65.9 million subscribers in the Turkish GSM market as of December 31, 2008. In addition, the penetration rate in such market was 92% as of December 31, 2008. Despite the increasingly competitive environment, we achieved 4.5% growth in our subscriber base, which resulted in a market share of 56% for the year ended December 31, 2008, according to operators’ announcements. The 4.5% increase in our subscriber base was supported by our focus on postpaid and corporate segment with attractive acquisition and retention campaigns as well as promotions for switches from prepaid to postpaid subscriptions. On the channel front, we made revisions to our existing subdealer network and the premium structure to increase availability of Turkcell brand and concentrate more on prepaid subscribers. Our prepaid mobile service increases our market penetration and limits our credit risk. This service permits access to our GSM services to subscribers who would like to avoid monthly billing for our services. As of December 31, 2008, we had 29.5 million prepaid and 7.5 million postpaid subscribers in our Turkish GSM network.

In spite of the negative macroeconomic indicators in Turkey, our average MoU in Turkey has increased 26% to 95.9 minutes in 2008 from 76.3 minutes in 2007, as a result of our initiatives aimed at creating a “win-win” situation by incentivizing usage through bundled, free minute offers while maintaining a value generation focus. Despite the dilutive impact of a growing prepaid subscriber base, the adverse impact of current macroeconomic developments, and a downward revision in interconnection rates, our average revenue per user in Turkey increased to $14.5 in 2008 from $14.3 in 2007. In 2009, we believe that usage will increase as our successful incentives and loyalty programs continue; however, we expect ARPU in TRY terms to remain flat.

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers who do not reload units for a period of 210 days are disconnected and cannot reuse their numbers. Our churn rate for operations in Turkey was 23.8% for the year ended December 31, 2008 compared to 19.9% for the year ended December 31, 2007. Given our large subscriber base and intensified competition in the Turkish market due to MNP, our churn rate increased by 4 percentage points in line with our expectations. In 2009, we expect a higher churn rate than in 2008 due to increasing competition in this slowly growing market that has been adversely affected by the significant global downturn.

We have a bad debt provision in our consolidated financial statements for non-payments and disconnections that amounted to $196.6 and $181.7 million as of December 31, 2008 and December 31, 2007, respectively, which we believe is adequate.

International and Other Domestic Operations

In addition to our businesses in Turkey, we also have telecommunications operations in Ukraine, the Turkish Republic of Northern Cyprus and Belarus.

Belarussian Telecom

On July 29, 2008, Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) signed a share purchase agreement to acquire an 80% stake in Belarussian Telecom, which is specialized in providing services using GSM Technologies, for consideration of $500 million. On August 26, 2008, control of Belarussian Telecom was acquired from Belarus’ State Committee on Property and $300 million of the total consideration was paid. Two additional payments of $100 million will be paid on December 31, 2009 and December 31, 2010. An additional payment of $100 million will be made to the seller when Belarussian Telecom records full-year positive net income for the first time. We accounted for the acquisition of Belarussian Telecom in accordance with IFRS 3.

In accordance with the share purchase agreement, Beltel agreed to grant an option to the minority shareholder for it to sell its stake of 20% to Beltel at fair value after 5 years from the closing date of the transaction. We recognized a liability in relation to the put option and derecognized minority interest.

Belarussian Telecom’s results of operations for the four months ended December 31, 2008, which amounted to a loss of $13.9 million, are included in our consolidated financial statements as of December 31, 2008. Our management estimates that if the acquisition had occurred on January 1, 2008, consolidated revenue would have been $6,971.1 million and consolidated profit attributable to equity holders of the Company would have been $1,814.4 million.

The goodwill recorded on the acquisition is attributable mainly to the synergies expected to be achieved from integrating Belarussian Telecom into the Turkcell group’s telecommunications business in the region.

Superonline

On May 21, 2008, Turktell Bilisim Servisleri A.S. (“Turktell”), our 100% owned subsidiary, signed an agreement with Cukurova Group to acquire its 100% stake in Superonline, which provides internet and telecommunications services in exchange for our 55% share in Bilyoner Interaktif Hizmetler AS (“Bilyoner”). The transaction closed on September 23, 2008. We accounted for the acquisition of Superonline in accordance with IFRS 3, the consideration paid being the fair value of Bilyoner’s shares. The Group recognized a gain on disposal of Bilyoner shares in the consolidated income statement based on the fair value of Bilyoner’s shares.

Superonline’s results of operations for the three months ended December 31, 2008, which amounted to a loss of $4.0 million, are included in our consolidated financial statements. Management estimates that if the acquisition had occurred on January 1, 2008, consolidated revenue would have been $7,001.2 million and consolidated profit attributable to equity holders of the Company would have been $1,829.5 million. We expect that Tellcom will, in the coming months, merge with Superonline.

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

A-Tel is accounted for under the equity method. Results of the operations for the year ended December 31, 2008 are included in the accompanying consolidated financial statements using an ownership rate of 50% as at and for the year ended December 31, 2008.

Potential Investments

Our efforts to selectively seek and evaluate new investment opportunities continue. These opportunities may include the purchase of licenses and acquisitions of interests in other operators in markets outside Turkey in which we currently do not operate, focusing on communications, technology and adjacent and new business opportunities. As part of our evaluation of investment opportunities, on April 15, 2009 we submitted a bid for the tender of a 10 year concession to operate the “games of chance business” which belongs to the Turkish National Lottery General Directorate. If successful, this tender is likely to require us to make a significant U.S. dollar acquisition and will take us into a new line of business.

For a description of, and additional information regarding, our international and other domestic operations, see “Item 4.B. Business Overview”.

Revenues

In Turkey, we and other mobile communications operators have entered into interconnection agreements which set out the terms and conditions regarding the pricing terms as well as the periodical revision of such terms. As a result of the significant market power designation in the “GSM Mobile Call Termination Services Market”, our company, as well as Avea and Vodafone, is required to provide interconnection services on a cost-based basis. Due to this designation the ICTA annually reviews our prices for interconnection services and has the authority to publish “Standard Reference Interconnection Tariffs”, which recommend call termination fees for us. The current rate recommended for Turkcell is TRY 0.091 (approximately $0.055 as of April 1, 2009). On March 25, 2009, the ICTA determined new interconnect rates as TRY 0.0655 (approximately $0.039 as of April 1, 2009) effective from May 1, 2009.

These “Standard Reference Interconnection Tariffs” are not necessarily directly applicable to our current or future interconnection agreements. However, if we are unable to reach an agreement with other parties on prices for interconnection services, the ICTA may oblige us to apply the “Standard Reference Interconnection Tariffs”, as it has done in connection with our previous disputes with Turk Telekom, Avea, Vodafone and LDTS operators. We have recognized interconnection revenues and cost pursuant to the “Standard Interconnection Reference Tariffs” since April 1, 2008.

In previous periods, disagreements existed between us and the other mobile communications operators regarding the revision of pricing terms of the interconnection agreements. In addition, there is a disagreement with Turk Telekom about international calls. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 32 to our consolidated financial statements in this Form 20-F.

Inteltek, our betting subsidiary, is operating pursuant to a Head Agency Agreement and Central Betting System Operation and Risk Management Agreements (“CBS Agreement”) signed with a governmental body. The Head Agency Agreement and CBS Agreement entitle Inteltek to receive up to a maximum of 7% of gross takings of fixed odds betting games and 4.3% of gross revenues on para-mutual and fixed odds betting games. Under the Head Agency Agreement, Inteltek is obligated to payout any excess amounts, and thus its revenues are presented on a net basis with the commission revenues.

Inteltek signed a contract on July 30, 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football betting games. The Central Betting System Contract was scheduled to expire on March 30, 2008.

Inteltek signed another contract with Genclik ve Spor Genel Mudurlugu (“GSGM”) on October 2, 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting Contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GSGM ceased the implementation of the Fixed Odds Betting Contract starting from March 2007. Following this annulment decision, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on March 15, 2007, with less-advantageous conditions compared to previous contract signed in 2003, that expired on March 1, 2008.

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, which took effect on March 1, 2008. At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on March 31, 2008 as having the same conditions with the current contract but to be valid for one year utmost until the operation started as a result of the new tender.

On August 28, 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek, gave the best offer for the tender. On August 29, 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate, which is 1.4% of gross takings (until March 1, 2009, the commission rate was 7% of gross takings), is applicable as of March 2009.

Operating Costs

Direct Cost of Revenues

Direct cost of revenues includes ongoing license fees, transmission fees, base station rents, billing costs, cost of Simcards sold, depreciation and amortization charges, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign mobile communications operators for calls made by our subscribers while outside Turkey, interconnection fees mainly paid to Turk Telekom, Vodafone and Avea, handset costs offered as part of our loyalty programs and wages, salaries, and personnel expenses for technical personnel.

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

Results of Operations

The following table shows information concerning our consolidated statements of operations for the years indicated:

	For the years ended December 31,
	2008	2007	2006
(US$ millions)
Revenues	6,970.4	6,328.6	4,700.3
Direct Cost of Revenues	(3,409.0)	(3,103.4)	(2,627.9)

Gross Profit	3,561.4	3,225.2	2,072.4
Administrative expense	(309.3)	(252.8)	(154.9)
Selling and Marketing expense	(1,351.7)	(1,138.2)	(827.5)
Other income / (expense)	(3.9)	(14.7)	1.6

Results from operating activities	1,896.5	1,819.5	1,091.6
Finance expense	(136.8)	(551.1)	(108.0)
Finance income	442.1	308.4	184.0

Net finance income/(costs)	305.3	(242.7)	76.0
Share of profit of equity accounted investees	103.0	64.9	78.6

Profit before income taxes	2,304.8	1,641.7	1,246.2
Income tax expense	(549.8)	(322.4)	(413.2)

Profit for the period	1,755.0	1,319.3	833.0
Attributable to:
Equity holders of the Company	1,836.8	1,350.2	875.5
Minority interest	(81.8)	(30.9)	(42.5)

Profit for the period	1,755.0	1,319.3	833.0

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	For the years ended December 31,
	2008	2007	2006
Statement of Operations Data (% of revenue)
Revenues
Communication fees	94.4	94.4	93.8
Commission fees on betting business	2.5	2.9	3.7
Other revenue	3.1	2.7	2.6
Total revenue	100.0	100.0	100.0
Direct cost of revenues	(48.9)	(49.0)	(55.9)
Gross margin	51.1	51.0	44.1
Administrative expense	(4.4)	(4.0)	(3.3)
Selling and marketing expenses	(19.4)	(18.0)	(17.6)
Other operating income/(expense)	(0.1)	(0.2)	0.0
Results from operating activities	27.2	28.8	23.2

Segment Overview

Segment information is presented in respect of our geographical and business segments. The primary format, geographical segments, is based on the dominant source and nature of our risk and returns as well as our internal reporting structure. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the entities. Our main geographical segments are Turkey, Ukraine, Belarus and the Turkish Republic of Northern Cyprus.

	Turkey			Ukraine			Turkish Republic of Northern Cyprus			Belarus			Other			Eliminations			Consolidated
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
(US$ million)
Total external revenues	6,456.1	5,991.9	4,544.5	436.7	252.8	87.9	77.1	83.9	67.9	0.5	—	—	—	—	—		—	—	6,970.4	6,328.6	4,700.3
Inter-segment revenue	4.2	5.3	1.2	2.0	1.2	—	9.1	6.0	5.4	—	—	—	—	—	—	(15.3)	(12.5)	(6.6)	—	—	—

Total segment revenue	6,460.3	5,997.2	4,545.7	438.7	254.0	87.9	86.2	89.9	73.3	0.5	—	—	—	—	—	(15.3)	(12.5)	(6.6)	6,970.4	6,328.6	4,700.3

Segment result	1,959.2	1,928.6	1,236.5	(68.6)	(108.0)	(154.9)	23.4	13.6	7.2	(16.1)	—	—	(0.2)	(0.1)	—	2.7	—	1.2	1,900.4	1,834.2	1,090.0
Unallocated income/(expense), net																			(3.9)	(14.7)	1.6

Results from operating activities																			1,896.5	1,819.5	1,091.6

Net finance costs																			305.3	(242.7)	76.0
Share of profit/(loss) of equity accounted investees	(48.1)	(44.0)	(2.7)										151.1	108.9	81.3				103.0	64.9	78.6
Gain on monetary position, net Income tax expense																			(549.8)	(322.4)	(413.2)

Profit for the period																			1,755.1	1,319.3	833.0

In presenting information on the basis of business segments, segment revenue is based on the operational activity of the entities. Our main business segments are telecommunications and betting.

	Telecommunications			Betting			Other Operations			Consolidated
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
(US $ million)
Total external revenues	6,776.2	6,130.4	4,517.0	176.2	181.3	172.4	18.0	16.9	10.9	6,970.4	6,328.6	4,700.3

Turkey

Total revenues generated in Turkey increased by 8% to $6,460.3 million as of December 31, 2008, from $5,997.2 million as of December 31, 2007, due to partial impact of the higher usage, subscriber growth and upward price adjustments.

The segment result of Turkey remained almost stable and was realized at $1,959.2 million where it was $1,928.6 million in 2007. The increase in revenues was offset by the increase in direct cost of revenues and selling and marketing expenses in nominal terms.

Total revenues generated in Turkey increased by 32% to $5,997.2 million as of December 31, 2007 from $4,545.7 million in 2006 due to higher usage, subscriber growth, appreciation of the TRY against U.S. Dollars and upward price adjustments.

The segment result of Turkey increased by 56% to $1,928.6 million in 2007 from $1,236.5 million in 2006 due to strong revenue growth coupled with a decrease in direct cost of revenues as a percentage of revenues such as depreciation and amortization and ongoing license fees despite higher sales and marketing and administrative expenses.

Ukraine

Astelit, in which we hold a 55.0% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”. Since its inception in February 2005, Astelit has worked on establishing network coverage to provide high quality services in Ukraine. As of December 31, 2008, Astelit had established more than 7,175 base stations to ensure a rapid roll-out of its infrastructure, which currently covers approximately 93.8% of the Ukrainian’s population. “life:)” was the first in the market to introduce EDGE and GPRS services, which provide the highest data transfer speed available in the GSM network. Astelit has also focused on establishing brand awareness and values as well as growing its subscriber base. Through its distribution channel of approximately 34,600 sales points and high brand recognition in the Ukrainian market, Astelit’s subscriber base grew by 27% to 11.2 million by the end of December 31, 2008 from 8.8 million by the end of December 31, 2007. In 2008, segment revenue of Ukraine increased by 73% in 2008 to $438.7 million from $254.0 million in 2007, mainly due to the increase in its customer base and higher usage.

The segment results of Ukraine improved by 36% to a loss of $68.6 million for the year ended December 31, 2008, from a loss of $108.0 million in 2007, mainly due to the increase in revenues despite higher operational costs such as depreciation and amortization charges, interconnection costs due to higher volume of calls to other operators, higher radio cost as a result of the increase in base stations and higher selling expenses due to increase in selling activities.

Astelit’s subscriber base grew 57% to 8.8 million by the end of December 31, 2007 from 5.6 million in 2006 and as a result, segment revenue in Ukraine increased by 189% in 2007 to $254.0 million from $87.9 million in 2006.

Like the increase in segment revenue, the segment results in Ukraine improved by 30% from a loss of $154.9 million for the year ended December 31, 2006 to a loss of $108 million for the year ended December 31, 2007 mainly due to the increase in subscriber base despite higher operational costs such as interconnection costs due to higher volume of calls to other operators.

The Turkish Republic of Northern Cyprus

Kibris Telekom, a wholly owned subsidiary, started providing services to its subscribers in the Turkish Republic of Northern Cyprus on August 3, 1999. Kibris Telekom has increased its range of services provided based on mobile voice and data transfer and quality, thus increasing the number of its subscribers as well as the level of its investments over the years. As of December 31, 2008, the number of Kibris Telekom’s subscribers was 0.3 million.

Segment revenue of the Turkish Republic of Northern Cyprus remained almost stable at $86.2 million as of December 31, 2008 compared to $89.9 million as of December 31, 2007.

Segment results of the Turkish Republic of Northern Cyprus increased by 72% to $23.4 million as of December 31, 2008, from $13.6 million as of December 31, 2007 mainly due to the decrease in the ongoing license fee related to Mobile Communication License Agreement signed by Kibris Telekom on April 27, 2007 under which Kibris Telekom agreed to pay the tax authorities of Turkish Republic of Northern Cyprus an ongoing license fee on a monthly basis equal to 15% of gross revenues instead of revenue sharing of 50%.

Segment revenue of the Turkish Republic of Northern Cyprus increased by 23% to $89.9 million as of December 31, 2007, from $73.3 million in 2006 mainly due to the increase in the number of subscribers by 9% and 7% depreciation of TRY against U.S. Dollars on average terms.

Segment results of the Turkish Republic of Northern Cyprus increased by 89% to $13.6 million as of December 31, 2007, from $7.2 million in 2006 mainly due to the increase in revenues and decrease in ongoing license fee as a result of the renewed license agreement signed on April 27, 2007.

Betting Business

Our betting business is comprised of the operations of Inteltek. Our betting business was also comprised of Bilyoner until the end of September 2008, when we sold our 55% stake in Bilyoner, through our wholly-owned subsidiary Turktell, to Demir Toprak A.S. in order to purchase all shares of Superonline.

A significant portion of the segment revenue is generated by Inteltek, our 55% owned subsidiary.

Revenues of the betting business decreased by 3% to $176.2 million as of December 31, 2008 from $181.3 million as of December 31, 2007, primarily due to decrease in commission rate from 12% to 7% starting from March 15, 2007.

Revenues of the betting business increased by 5% to $181.3 million as of December 31, 2007 from $172.4 million as of December 31, 2006, mainly due to the appreciation of the TRY against U.S. Dollars by 9% despite the decrease in commission fees on betting business from 12% to 7% starting from March 15, 2007 with the renewed contract.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

We had 37.0 million GSM subscribers in Turkey, with 29.5 million prepaid subscribers as of December 31, 2008, compared to 35.4 million GSM subscribers in Turkey, with 29.0 million prepaid subscribers, as of December 31, 2007. During 2008, we added approximately 1.6 million new Turkish GSM subscribers.

In Ukraine, we had 11.2 million and 8.8 million subscribers as of December 31, 2008 and 2007, respectively. During 2007, we added approximately 2.4 million new Ukrainian GSM subscribers.

Revenues

Total revenues for the year ended December 31, 2008 increased 10% to $6,970.4 million from $6,328.6 million in 2007. The increase in revenues is mainly due to partial impact of the higher usage and subscriber growth combined with the upward price adjustments, as well as the positive impact of our consolidated subsidiaries.

Revenues from communication fees for the year ended December 31, 2008 increased by 10% to $6,576.9 million from $5,976.9 million in 2007. The increase in communication fees resulted from the growth in the subscriber base and improved usage combined with the upward price adjustments.

Commission revenues from our betting business decreased to $176.2 million for the year ended December 31, 2008, as compared to $181.3 million for the year ended December 31, 2007, mainly due to decrease in commission rate from 12% to 7% starting from March 15, 2007.

Direct cost of revenues

Direct cost of revenues increased 10% to $3,409.0 million for the year ended December 31, 2008 from $3,103.4 million in 2007, primarily due to the increase in ongoing license fees, wages and salaries, radio and interconnection costs despite a decrease in depreciation and amortization.

Ongoing license fees and universal funds paid to the Turkish Treasury and Turkish Ministry increased by 12% to $975.7 million for the year ended December 31, 2008, from $871.4 million in 2007, primarily due to an increase in gross revenues and deduction of sales discounts of 2006 from ongoing license fee calculation base in 2007. Ongoing license fees and universal service funds expenses increased by 0.2 percentage points as a percentage of revenues primarily due to absence of one-off ongoing license fee impact recorded in 2007 in regard to sales discounts in 2006 offset by positive effect of consolidated subsidiaries on revenues.

Depreciation and amortization charges decreased by 14% to $679.9 million for the year ended December 31, 2008 from $793.0 million in 2007, primarily due to fully depreciated fixed assets. The amortization expense for our GSM license and other telecommunication operating licenses was $57.0 million and $50.3 million for the years ended December 31, 2008 and 2007, respectively.

Interconnection and termination costs increased by 14% to $496.1 million for the year ended December 31, 2008 from $434.3 million in 2007 due to an increase in calls terminated by other operators despite decreases in interconnection tariffs.

Transmission costs, site costs and maintenance costs increased by approximately 25% to $228.2 million for the year ended December 31, 2008 from $183.6 million in 2007, primarily due to the increase in transmission costs mainly as a result of the increase in the number of leased transmission lines in 2008 as compared to 2007. In addition, uncapitalizable antenna site costs and expenses increased 25% to $283.4 million for the year ended December 31, 2008 from $226.2 million in 2007, primarily due to an increase in radio base station number, electricity prices and maintenance and rent expenses of radio base stations.

Wages, salaries and personnel expenses for technical personnel increased by 39% to $270.6 million for the year ended December 31, 2007 from $194.2 million in 2007, primarily due to an increase in the number of employees and a periodic increase in salaries.

Roaming expenses increased by 9% to $104.8 million for the year ended December 31, 2008 from $96.4 million in 2007 due to increased duration in more expensive zones in 2008.

Billing costs increased by 12% to $46.0 million for the year ended December 31, 2008 from $41.2 million in 2007, primarily due to an increase in the number of postpaid subscribers and increase in postage fees.

As a percentage of revenues, the direct cost of revenues remained stable at 49% for the year ended December 31, 2008 as compared to 2007. Lower depreciation and amortization expenses (2.8%) as a percentage of revenues are offset by higher wages and salaries (0.8%), radio costs (0.5%), ongoing license fee (0.2%), interconnection costs (0.3%), non-revenue based operational expenses (0.3%) and other operational expenses (0.7%)

Gross profit margin was 51% for the year ended December 31, 2008 which was flat compared to 2007.

Administrative expenses

General and administrative expenses increased by 22% to $309.3 million for the year ended December 31, 2008 from $252.8 million in 2007 primarily due to an increase in bad debt expenses as a result of an increase in the postpaid subscriber base. Additionally, an increase in wages and salaries due to an increase in the number of employees and a periodic increase in salaries, as well as an increase in consultancy and legal expenses, have had an increasing impact on general and administrative expenses. As a percentage of revenues, general and administrative expenses increased to 4.4% for the year ended December 31, 2008 from 4.0% in 2007 as a result of the increase in bad debt expenses.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased by 7% to $111.7 million for the year ended December 31, 2008 from $104.9 million in 2007, primarily due to an increase in the number of employees and a periodic increase in salaries.

Bad debt expenses increased by 87% to $65.7 million for the year ended December 31, 2008 from $35.1 million in 2007, primarily due to an increase in the postpaid subscriber base. We provided an allowance of $196.6 million and $181.8 million for doubtful receivables for the years ended December 31, 2008 and 2007, respectively, based upon our past experience and estimates.

Consulting expenses increased by 24% to $34.9 million for the year ended December 31, 2008 from $28.1 million in 2007, primarily due to the consulting services related to new international investment projects and lawyer consultancy in 2008.

Other expenses, including collection expenses, increased by 15% to $97.0 million for the year ended December 31, 2008 from $84.7 million in 2007, primarily due to the increase in legal expenses as a result of increase in the number of cases initiated for doubtful receivables from subscribers.

Selling and marketing expenses

Selling and marketing expenses increased by 19% to $1,351.7 million for the year ended December 31, 2008 from $1,138.2 million in 2007, primarily due to increased advertising and acquisition expenses as well as retention-related campaign costs in an active competitive environment. An increase in prepaid subscribers’ frequency usage fee expenses and wages and salaries also contributed to the increase in selling and marketing expenses during the year. As a percentage of revenues, selling and marketing expenses increased from 18.0% in 2007 to 19.4% for the year ended December 31, 2008.

Selling expenses, which consist of distributor support, dealer support, and other selling expenses, increased 19% to $598.4 million for the year ended December 31, 2008 from $501.6 million in 2007 in line with the increase in subscriber acquisitions together with the increased dealer and distributor activities and change in the dealer structure and premium system in April 2008.

Total marketing expenses which consist of advertising, market research, sponsorships expenses and customer relations expenses increased by 8% to $325.4 million for the year ended December 31, 2008 from $300.4 million in 2007. The increase stems primarily from increased advertising expenses resulting from increased competition and the launch of MNP.

Prepaid subscribers’ frequency usage fee expenses increased by 24% to $249.5 million for the year ended December 31, 2008 from $202.0 million in 2007 due to an increase in the prepaid subscriber base and frequency usage fee per subscriber.

Wages, salaries and personnel expenses for selling and marketing employees increased by 37% to $131.2 million for the year ended December 31, 2008 from $95.8 million in 2007, primarily due to increase in number of employees and a periodic increase in salaries.

Results from operating activities

Results from operating activities increased to $1,896.5 million for the year ended December 31, 2008, from $1,819.5 million in 2007. However, as a percentage of revenues, results from operating activities decreased to 27.2% in 2008 from 28.8% in 2007, mainly due to higher sales and marketing and administrative expenses.

Net financial income / (expenses)

In 2008, we recorded net financial income of $305.3 million compared to net financial expenses of $242.8 million in 2007, primarily due to a significant decrease in translation losses from $460.8 million in 2007 to $44.5 million in 2008 and an increase in income interest income on bank deposits from $241.1 million in 2007 to $359.4 million in 2008 as a result of the increase in cash balance.

Financial expenses decreased by 75% to $136.8 million for the year ended December 31, 2008 from $551.1 million in 2007. Financial expense in 2007 was primarily due to foreign exchange losses of $460.8 million compared to $44.5 million in 2008. Foreign exchange losses in 2007 can be classified into two main categories: the first category comprises losses incurred on derivative financial instruments, in particular forward contracts, that matured in 2007 and that amount to $232.5 million; the second category comprises realized and unrealized foreign exchange losses on net foreign exchange position, which amounted to $228.3 million. Foreign exchange losses in 2008 are mainly attributable to net foreign exchange position. On a consolidated basis, foreign exchange gains on net foreign exchange position of Turkcell are offset by the foreign exchange losses of Astelit realized on loans and borrowings due to the depreciation of Hrvinia against the U.S. Dollar by 52% in 2008.

Financial income increased by 43% to $442.1 million for the year ended December 31, 2008 from $308.4 million in 2007 mainly as a result of our increased cash balance.

Share of profit of equity accounted investees

Our share of the profit of equity accounted investees was $103.0 million for the year ended December 31, 2008 as compared to $64.9 million in 2007. The increase in the net profit of equity accounted investees was primarily due to Fintur’s successful performance in 2008.

Although A-Tel generated net income for the years ended December 31, 2008 and 2007, we have eliminated A-Tel’s revenue that is generated from services rendered to us to the extent of our share in A-Tel, with corresponding elimination from the selling and marketing expenses in our consolidated financial statements. This consolidation elimination had a negative impact on the share of profit of equity accounted investees line.

Income tax expense

Income tax expense for the year ended December 31, 2008 was $549.8 million and $322.4 million in 2007. This increase was mainly due to increase in profit before tax of Turkcell.

The effective tax rate was 24% and 20% for the years ended December 31, 2008 and 2007, respectively. Higher effective tax rate in 2008 is mainly due to the losses consolidated from Ukraine operations.

Differences between the effective tax rate and the statutory tax rate include, but are not limited to, the effect of tax rates in foreign jurisdictions, tax exempt income, non-deductible expenses or tax incentives not recognized in profit or loss.

Minority interests

Minority interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated statements of operations under “minority interests”. Minority interests increased to $81.8 million for the year ended December 31, 2008 as compared to $30.9 million in 2007, primarily due to the increase in the net loss generated by our 55% owned subsidiary, Euroasia.

For the year ended December 31, 2008, Euroasia generated a net loss of $326.5 million leading to income from minority interests of approximately $130.3 million. In 2007, the net loss of Euroasia amounted to $167.7 million and resulted in income from minority interests of approximately $74.2 million. Euroasia has generated higher losses for the years ended December 31, 2008, compared to 2007, primarily due to foreign exchange losses as a result of the 52% depreciation of the Hrvinia against the U.S. Dollar in 2008.

Net profit generated by Inteltek for the years ended December 31, 2008 and 2007 has resulted in expenses from minority interests of approximately $46.2 million and $42.1 million, respectively, which has had an offsetting effect on the minority income recorded from Euroasia.

Profit for the period attributable to equity holders of the Company

Profit for the period attributable to equity holders of the Company increased to $1,836.8 million for the year ended December 31, 2008 as compared to $1,350.2 million for the year ended December 31, 2007. This was mainly due to the positive effect of the decrease in the foreign exchange losses in 2008 to $44.5 million from $460.8 million in 2007 and higher finance income of $442.1 million compared to $308.4 million in 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

We had 35.4 million GSM subscribers in Turkey, including 29.0 million prepaid subscribers, as of December 31, 2007, compared to 31.8 million GSM subscribers in Turkey, including 26.0 million prepaid subscribers, as of December 31, 2006. During 2007, we added approximately 3.6 million new Turkish GSM subscribers.

In Ukraine, we had 8.8 million and 5.6 million subscribers as of December 31, 2007 and 2006, respectively. During 2007, we added approximately 3.2 million new Ukrainian GSM subscribers.

Revenues

Total revenues for the year ended December 31, 2007 increased by 35% to $6,328.6 million from $4,700.3 million in 2006. The increase in revenues was mainly due to partial impact of higher usage, subscriber growth, and appreciation of TRY against U.S. Dollars, combined with the upward price adjustment as well as the positive impact of our consolidated subsidiaries.

Revenues from communication fees for the year ended December 31, 2007 increased 36% to $5,976.9 million from $4,406.7 million in 2006. The increase in communication fees resulted from the growth in the subscriber base improved usage, appreciation of TRY against U.S. Dollars combined with the upward price adjustments.

Commission revenues from betting business amounted to $181.3 million for the year ended December 31, 2007, as compared to $172.4 million for the year ended December 31, 2006. Although the commission rate on the betting business decreased from 12% to 7% effective from March 15, 2007 with the renewed contract, commission income was higher in 2007 as a result of the 9% appreciation of the TRY against the U.S. Dollar in 2007.

Direct cost of revenues

Direct cost of revenues increased by 18% to $3,103.4 million for the year ended December 31, 2007 from $2,627.9 million in 2006, primarily due to the increase in interconnection fees, ongoing license fees, wages and salaries, depreciation and amortization, and appreciation of the TRY against the U.S. Dollar.

Ongoing license fees and universal funds paid to the Turkish Treasury and to the Turkish Ministry increased 14% to $871.4 million for the year ended December 31, 2007 from $764.7 million in 2006, primarily due to an increase in gross revenue. Ongoing license fee and universal service fund expenses decreased by 2.5 percentage points as a percentage of revenue of which 0.7 percentage point was related to one off ongoing license fee impact on 2006 sales discounts.

Depreciation and amortization charges increased by 9% to $793.0 million for the year ended December 31, 2007 from $730.0 million in 2006, primarily due to the appreciation of the TRY against the U.S. Dollar. The amortization expense for our GSM license and other telecommunication operating licenses was $50.3 million and $58.9 million for the years ended December 31, 2007, and 2006, respectively.

Interconnection and termination costs increased by 22% to $434.3 million for the year ended December 31, 2007 from $355.9 million in 2006 due to higher tariffs agreed with Vodafone and 9% appreciation of TRY against U.S. Dollars.

Transmission costs, site costs, information technology, network maintenance expenses and infrastructure cost increased by approximately 23% to $183.6 million for the year ended December 31, 2007 from $149.1 million in 2006, primarily due to the increase in transmission and maintenance costs as a result of increased transmission line rent expenses in 2007 as compared to 2006. In addition, uncapitalizable antenna site costs and expenses increased 30% to $226.2 million for the year ended December 31, 2007 from $173.4 million in 2006, primarily due to an increase in radio network operations.

Wages, salaries and personnel expenses for technical personnel increased by 42% to $194.2 million for the year ended December 31, 2007 from $136.7 million in 2006, primarily due to an increase in bonuses accrued for employees, an increase in the number of employees and a periodic increase in salaries.

The cost of Simcards sold increased by 16% to $50.4 million for the year ended December 31, 2007 from $43.6 million in 2006, due to recognized impairment on Simcards as a result of a decrease in the market value of Simcards because of discounts given.

Billing costs increased by 22% to $41.2 million for the year ended December 31, 2007 from $33.9 million in 2006, primarily due to the increase in the number of subscribers and in postage fees.

As a percentage of revenues, direct cost of revenues decreased to 49% for the year ended December 31, 2007 from 56% in 2006. This improvement of 7 percentage points was due to lower depreciation and amortization expenses (3 percentage points), ongoing license fees (2.5 percentage points), of which 0.7 percentage points was related to an exceptional ongoing license fee impact on 2006 sales discounts, interconnection costs (1 percentage point) and non-revenue based operational expenses (0.4 percentage points) as a percentage of revenues.

Gross profit increased to $3,225.2 million for the year ended December 31, 2007 from $2,072.4 million in 2006, primarily due to growth in the number of subscribers, an increase in usage, upward price adjustments, the decrease in depreciation and amortization expenses and ongoing license fees as a percentage of revenues as discussed above.

Administrative expenses

General and administrative expenses increased by 63% to $252.8 million for the year ended December 31, 2007 from $154.9 million in 2006, primarily due to the reversal of income accrual of $15.5 million recognized in 2006 for the fee previously paid to BNP Paribas for Irancell which was paid back to us in 2007 and an exceptional increase in bonuses paid to employees amounting to $37.6 million as well as the appreciation of the TRY against the U.S. Dollar. As a percentage of revenues, general and administrative expenses increased to 4% for the year ended December 31, 2007 from 3% in 2006.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased by 62% to $104.9 million for the year ended December 31, 2007 from $64.9 million in 2006, primarily due to a one-time increase in bonuses paid to employees, an increase in the number of employees and a periodic increase in salaries.

Bad debt expenses increased by 15% to $35.1 million for the year ended December 31, 2007 from $30.5 million in 2006, primarily due to the increase in our revenues. We provided an allowance of $181.8 million and $133.6 million for doubtful receivables for the years ended December 31, 2007 and 2006, respectively, based upon our past experience.

Consulting expenses increased by 69% to $28.1 million for the year ended December 31, 2007 from $16.6 million in 2006, primarily due to the consulting services related to new international investment projects in 2007.

Other expenses, including collection expenses, increased by 97% to $84.7 million for the year ended December 31, 2007 from $42.9 million in 2006, primarily as a result of the income accrual of $15.5 million recognized in 2006 for the fee previously paid to BNP Paribas for Irancell.

Selling and marketing expenses

Selling and marketing expenses increased by 38% to $1,138.2 million for the year ended December 31, 2007 from $827.5 million in 2006, primarily due to the increased advertising and acquisition expenses as well as retention-related campaign costs in an active competitive environment. Appreciation of the TRY against the U.S. Dollar also contributed to the increase in selling and marketing expenses during the year. As a percentage of revenues, selling and marketing expenses remained stable at 18% for the years ended December 31, 2007 and 2006, respectively.

Selling expenses, which consist of distributor support, dealer support, and other selling expenses, increased by 49% to $501.6 million for the year ended December 31, 2007 from $336.9 million in 2006, in line with the increase in subscriber acquisitions together with the increased dealer and distributor activities, as well as the 9% appreciation of the TRY against the U.S. Dollar.

Total marketing expenses, which consist of advertising, market research and customer relations expenses, increased by 29% to $300.4 million for the year ended December 31, 2007 from $232.4 million in 2006. The increase stemmed primarily from the increased advertising expenses resulting from increased competition.

Prepaid subscribers’ frequency usage fee expenses increased by 27% to $202.0 million for the year ended December 31, 2007 from $159.4 million in 2006 due to an increase in the prepaid subscriber base and a 9% appreciation of the TRY against the U.S. Dollar.

Wages, salaries and personnel expenses for selling and marketing employees increased by 42% to $95.8 million for the year ended December 31, 2007 from $67.3 million in 2006, primarily due to an increase in bonuses paid to employees, an increase in the number of employees and a periodic increase in salaries.

Results from operating activities

Results from operating activities increased to $1,819.5 million for the year ended December 31, 2007 from $1,091.6 million in 2006, primarily due to the strong revenue growth coupled with a decrease in the direct cost of revenues as a percentage of revenues, despite higher sales and marketing and administrative expenses.

Net financial income / (expenses)

In 2007, we recorded net financial expenses of $242.7 million compared to net financial income of $76.0 million in 2006, primarily due to a significant increase in translation losses from $41.3 million in 2006 to $460.8 million in 2007.

Financial expenses increased by 410% to $551.1 million for the year ended December 31, 2007 from $108.0 million in 2006, primarily due to foreign exchange losses of $460.8 million. Foreign exchange losses can be classified into two main categories: the first category comprises losses incurred on derivative financial instruments, in particular forward contracts, that matured in 2007 and that amounted to $232.5 million; and the second category comprises realized and unrealized foreign exchange losses on net foreign exchange position, which amounted to $228.3 million.

Financial income increased by 68% to $308.4 million for the year ended December 31, 2007 from $184.0 million in 2006 as a result of our increased cash balance.

Share of profit of equity accounted investees

Our share of the profit of equity accounted investees was $64.9 million for the year ended December 31, 2007 as compared to $78.6 million in 2006. The decrease in the net profit of equity accounted investees was primarily due to the accounting impact of A-Tel, which had a negative effect on the share of profit of equity accounted investees line, as described below.

Although A-Tel generated net income for the years ended December 31, 2007 and 2006, we have eliminated A-Tel’s revenue that is generated from services rendered to us to the extent of our share in A-Tel, with corresponding elimination from the selling and marketing expenses in our consolidated financial statements. This consolidated elimination had a negative impact on the share of profit of equity accounted investees line.

Income tax expense

Income tax expense for the year ended December 31, 2007 was $322.4 million and $413.2 million in 2006. This decrease was due to reduction in the corporate tax rate from 30% to 20% in 2006 which was effective from January 1, 2006 resulting in increase in taxation expenses in 2006.

The effective tax rate was 20% and 33% for the years ended December 31, 2007 and 2006, respectively.

Differences between the effective tax rate and the statutory tax rate include, but are not limited to, the effect of tax rates in foreign jurisdictions, tax exempt income, non-deductible expenses or tax incentives not recognized in profit or loss.

According to Article 32 of the New Corporate Tax Law No. 5520, the corporate tax rate was reduced from 30% to 20%. In this respect, corporate income is subject to corporate tax at the rate of 20%, effective from January 1, 2006.

According to the Income Tax Law which was published in the Official Gazette on April 8, 2006, the investment allowance application was abolished as of January 1, 2006. Accordingly, taxpayers have been granted an option either to use the tax benefits of investment incentive certificates subject to their filing their tax returns at a 30% corporate tax rate, or to file their tax returns at a 20% corporate tax rate (which is the tax rate effective as of January 1, 2006) without using the tax benefits of investment incentive certificates. Our company chose to use the tax benefit of investment incentive certificates which provides us with a 0.2% net benefit on corporate taxes. However, the law allows the taxpayers to utilize their investment allowance rights obtained under the scope of the previous provisions only with regard to income generated in 2006, 2007 and 2008.

Minority interests

Minority interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated statements of operations under “minority interests”. Minority interests decreased to $30.9 million for the year ended December 31, 2007 as compared to $42.5 million in 2006, primarily due to the decrease in the net loss generated by our 55% owned subsidiary, Euroasia.

For the year ended December 31, 2007, Euroasia generated a net loss of $167.7 million leading to income from minority interests of approximately $74.2 million. In 2006, the net loss of Euroasia amounted to $198.0 million and resulted in income from minority interests of approximately $89.3 million. Euroasia has generated losses for the years ended December 31, 2007 and 2006, primarily because it is in the start-up stage of its business.

Net profit generated by Inteltek for the years ended December 31, 2007 and 2006 has resulted in expenses from minority interests of approximately $42.1 million and $43.8 million, respectively, which has had an offsetting effect on the minority income recorded from Euroasia.

Profit for the period attributable to equity holders of the Company

Profit for the period attributable to equity holders of the Company increased to $1,350.2 million for the year ended December 31, 2007 as compared to $875.5 million for the year ended December 31, 2006. This increase was primarily due to growth in revenues together with lower operational expenses, despite higher financial expenses.

Effects of Inflation

The annual inflation rates in Turkey were 10.1%, 8.4% and 9.7% for the years ended December 31, 2008, 2007 and 2006 respectively, based on the Turkish consumer price index. Turkey ended 2008 with an inflation rate which was more than double the Central Bank’s target. Liquidity turmoil in the global markets and the related “credit crunch”, a rise in commodity prices especially in oil and oil related products, and continued uncertainty of food prices were the main reasons for such high inflation. However, with the help of tight monetary policy followed by the Central Bank of Turkey, this effect has been lessened and demand side inflation has been brought under control. The current inflation target set by the Central Bank is 7.5% with a confidence interval of 5.5% and 9.5% for 2009. Service price inflation and continued uncertainty surrounding food prices along with the increase in oil prices are expected to be challenging issues in 2009. For additional information, see “Item 3.A. Selected Financial Data-Exchange Rate Data” and “Item 3.D. Risk Factors”.

Foreign Currency Fluctuations

We conduct our business in several currencies other than functional currencies of each of our locations. As a result of our exposure to foreign currency, exchange rate fluctuations have a significant impact, in the form of both translation and transaction risks, on our consolidated financial statements.

Exchange rate movements impact our assets and liabilities denominated in currencies other than TRY. We use forward exchange contracts and options to hedge our non-TRY denominated liabilities.

Our foreign currency risk management policy is focused on hedging foreign currency exposure arising from non-TRY denominated liabilities and purchase commitments. Please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk-Exchange Rates and Foreign Currency Exposure”. We hedge our currency risks with forward exchange contracts and options.

New Accounting Standards Issued

New IFRS Accounting Standards

IFRS 8 “Operating Segments” introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for our 2009 consolidated financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by our Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. Currently, we present segment information in respect of our business and geographical segments.

Revised IAS 23 “Borrowing Costs” removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as a part of the cost of that asset. The revised IAS 23 will become mandatory for our 2009 consolidated financial statements and will not constitute a change in our accounting policy.

IFRIC 13 “Customer Loyalty Programmes” addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programmes for their customers. It relates to customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for our consolidated financial statements, is not expected to have a significant impact on the consolidated financial statements.

Revised IAS 1 “Presentation of Financial Statements” (2007) introduces as a financial statement “the statement of comprehensive income”, which represents changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. Total comprehensive income may be presented in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in a single statement), or in an income statement and a separate statement of comprehensive income. The revised standard does not change the recognition, measurement or disclosure of transactions and events that are required by other IFRSs. Revised IAS 1, which is mandatory for our 2009 consolidated financial statements, is expected to have a limited impact on the presentation of the consolidated financial statements.

Revised IFRS 3 “Business Combinations” (2008) incorporates the following changes that are likely to be relevant to the Group’s operations:

•	The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations.

•	Contingent consideration will be measured at fair value, with subsequent changes therein recognised in profit or loss.

•	Transaction costs, other than share and debt issue costs, will be expensed as incurred.

•	Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognised in profit or loss.

•

Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Revised IFRS 3, which is mandatory for our 2010 consolidated financial statements, will be applied prospectively and therefore there will have no impact on prior periods in our 2010 consolidated financial statements.

Amended IAS 27 “Consolidated and Separate Financial Statements” (2008) requires accounting for changes in ownership interests by us in a subsidiary, while maintaining control, to be recognised as an equity transaction. When we lose control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognised in profit or loss. The amendments to IAS 27, which become mandatory for our 2010 consolidated financial statements, are not expected to have a significant impact on our consolidated financial statements.

Amendment to IFRS 2 “Share-based Payment—Vesting Conditions and Cancellations” clarifies the definition of vesting conditions, introduces the concept of non-vesting conditions, requires non-vesting conditions to be reflected in grant-date fair value and provides the accounting treatment for non-vesting conditions and cancellations. The amendments to IFRS 2 will become mandatory for our 2009 consolidated financial statements, with retrospective application and are not expected to have any impact on our consolidated financial statements.

Amendments to IAS 32 “Financial Instruments. Presentation and IAS 1 Presentation of Financial Statements—Puttable Financial Instruments and Obligations Arising on Liquidation” requires puttable instruments, and instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation, to be classified as equity if certain conditions are met. The amendments, which become mandatory for our 2009 consolidated financial statements, with retrospective application required, are not expected to have any impact on our consolidated financial statements.

The International Financial Reporting Interpretations Committee (“IFRIC”) issued on 3 July 2008 an interpretation IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”. IFRIC 16 applies to any company that hedges the foreign currency risk arising from its net investments in foreign operations and wants to qualify for hedge accounting in accordance with IAS 39. It does not apply to other types of hedge accounting. The interpretation is effective for annual periods beginning on or after October 1, 2008 and is not expected to have any effect on our consolidated financial statements.

The IFRIC issued on 3 July 2008 an Interpretation, IFRIC 15 “Agreements for the Construction of Real Estate”. The Interpretation will standardize accounting practice across jurisdictions for the recognition of revenue among real estate developers for sales of units such as apartments or houses before construction is complete. The Interpretation is effective for annual periods beginning or after January 1, 2009 and is not expected to have any effect on our consolidated financial statements.

Eligible Hedged Items (amendment to IAS 39 “Financial Instruments: Recognition and Measurement”) introduces application guidance to illustrate how the principles underlying hedge accounting should be applied in the designation of i) a one-sided risk in a hedged item and ii) inflation in a financial hedged item. The amendment is effective, with retrospective application, for annual periods beginning on or after 1 July 2009 and is not expected to have any effect on our consolidated financial statements.

IFRIC 17 “Distributions of Non-cash Assets to Owners” requires entities to recognise certain distributions of non-cash assets at fair value, and to recognise in profit or loss the difference between the fair value of the assets distributed and their carrying amounts. IFRIC 17 provides guidance on when and how a liability for certain distributions of non-cash assets is recognised and measured, and how to account for settlement of that liability. Transactions within its scope will need to be measured at fair value. IFRIC 17 is effective for annual periods beginning on or after July 2009; earlier application is permitted only if IFRS 3 Business Combinations (2008), IAS 27 Consolidated and Separate Financial Statements (2008) and the related amendments to IFRS 5 are applied at the same time.

IFRIC 18 “Transfers of Assets from Customers” provides guidance on transfers of property, plant and equipment (or cash to acquire it) for entities that receive such contributions from their customers. IFRIC 18 applies prospectively to transfers of assets from customers received on or after July 2009; earlier application is permitted provided that the necessary valuations and other information were obtained at the time that those transfers occurred. The interpretation is not expected to have significant effect on our consolidated financial statements.

5.B Liquidity and Capital Resources

Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile communications network, for operational capital expenditures, for working capital, and to service our debt obligations. A summary of our consolidated cash flows for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
U.S $million
Net cash provided by operating activities	1,674.4	2,156.2	1,854.9
Net cash used for investing activities	(695.2)	(440.5)	(632.5)
Net cash used for financing activities	(353.6)	(255.0)	(395.8)
Net cash increase in cash and cash equivalents	206.7	1,737.5	831.5

Net cash provided by our operating activities for the years ended December 31, 2008 and 2007 amounted to $1,674.4 million and $2,156.2 million, respectively. The decrease in 2008 was primarily due to the increase in taxes paid.

Net cash used for investing activities for the years ended December 31, 2008 and 2007 amounted to $695.2 million and $440.5 million, respectively. Cash used for acquisition of subsidiaries was $310.0 million for the year ended December 31, 2008 whereas it was nil in 2007. For the year ended December 31, 2008, we spent approximately $808.2 million for capital expenditures compared with $783.1 million in 2007. Of the $808.2 million in capital expenditures, approximately $388.4 million was related to capital expenditures made by Turkcell mainly for our mobile communications network in Turkey. Total capital expenditures made by Astelit were $155.8 million for the year ended December 31, 2008. Interest received has increased to $354.2 million by $103.8 million from $250.4 million as a result of the increased cash balance in 2008.

In 2009, we plan to spend approximately $1,300 million for 2G and 3G operational expenditures, including a 3G license in Turkey, in core, access and service network. As for our international subsidiaries, we expect to spend approximately $300 million on capital expenditures in 2009.

Our capital expenditures including acquisitions through business combinations (in $ millions) by geographical segments are as follows:

	Turkey	Ukraine	Turkish Republic of Northern Cyprus	Belarus	Total
2008	640.3	155.8	17.6	550.9	1,364.6
2007	540.2	206.0	36.9	—	783.1
2006	391.7	200.2	12.9	—	604.8

Our capital expenditures including acquisitions through business combinations (in $ millions) by business segments are as follows:

	Telecommunications	Betting	Other operations	Total
2008	1,310.7	21.9	32.0	1,364.6
2007	759.4	1.3	22.4	783.1
2006	594.5	3.3	7.0	604.8

The net cash used for financing activities for the years ended December 31, 2008 and 2007 amounted to $353.6 and $255.0 million, respectively. In 2008, we made a $557.0 million dividend payment whereas we made a $457.6 million dividend payment in 2007.

Source of liquidity

Our loans from financial institutions consist of local and international bank borrowings with either fixed or variable interest rates. A significant portion of our bank borrowings is utilized to finance our consolidated subsidiaries’ financing needs. All of our loans are U.S. Dollar or Belarusian Ruble (“BYR”) denominated. The interest rates vary from Libor + 0.6% to Libor + 2.3% for the loans denominated in U.S. Dollars and 1/2 Refinancing rate of the National Bank of Belarus (“RR”) to RR+2 for the loans denominated in BYR. The loans are payable over the period 2009 to 2020.

The ratio of our loans and borrowings to equity was 14% as of December 31, 2008 as compared to 13% as of December 31, 2007. We have been able to maintain our leverage at a satisfactory level and well in line with our targets.

On February 26, 2007, we put in place a $3 billion unsecured syndicated Term Loan facility to be utilized for potential investments, but we cancelled this facility on May 29, 2007, because we did not foresee any immediate financing need for a particular project within the timeframe during which the committed facility would be available. We are continuing our efforts to selectively seek out and evaluate new international investment opportunities. These opportunities could include the purchase of licenses and acquisitions in markets outside of Turkey in which we do not currently operate. In the future, we may reinitiate, as necessary, our efforts to create a financing arrangement, such as a term loan facility.

In connection with the Iranian project, we had transferred funds to East Asian Consortium BV (“Eastasia”), which was formed for the purpose of the Iranian project, in the form of capital as required by the license terms set by the Iranian Telecom Authority. From February 2006, Eastasia became wholly-owned by Turkcell. Prior to February 2006, Eastasia was 85% owned by Turkcell and 15% owned by Ericsson Turkey. These funds remained unused due to unresolved licensing issues. In order to use these funds, we obtained a new loan on June 21, 2006 from West LB A.G. in the amount of EUR 80.0 million with a term of 2 years and at a rate of Euribor plus 0.75% with an early pre-payment option, in return for a restricted deposit of an equivalent amount by Eastasia. The loan amount was paid before its maturity on January 24, 2008 and the restricted cash was released at the same date.

On December 30, 2005, Astelit, together with ING Bank N.V. (“ING Bank”) and Standard Bank London Ltd. (“Standard Bank”), finalized a long-term syndicated financing project of $390.0 million, of which $368.7 million has been used.

By the end of 2006, we decided to take over all or a portion of the rights and obligations of Astelit’s senior creditors, who may decline to participate in the facilities following restructuring. On April 19, 2007, Astelit sent a letter, accompanied by a term sheet, to ING Bank, the Facility Agent. With this term sheet, Astelit proposed a restructuring of the senior syndicated facility and provided that in the event that some or all of the creditors did not consent to the proposed amendments, Turkcell would purchase the loans and commitments held by such non-consenting creditors. Since the creditors did not consent to the proposed amendments, Astelit repaid the lenders under the long-term syndicated financing project on June 27, 2007, through borrowings from Financell, a wholly-owned subsidiary.

In addition, as part of the project financing package, a long term junior facility of up to $150.0 million (including interest amounting to $24.0 million) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank T.A.S. Malta Branch. The junior facility is fully guaranteed by Turkcell. This facility has been fully utilized as at December 31, 2008.

As at December 31, 2008, the Group is not subject to any financial covenants or ratios with respect to its borrowings.

Under the current assumptions and circumstances, we expect to generate adequate levels of cash to maintain our strong cash position in the future and to have positive cash flow related to our communications and technology activities in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow and our strong cash balance as of December 31, 2008. Our commitments through 2009 include dividend payments, quarterly corporate tax payment, payment due on December 31, 2009 for the acquisition of Belarussian Telecom and capital expenditures, including the 3G licensing fee payment.

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

In January 2006 and June 2006, we made contributions to the capital increase of Astelit amounting to $30.6 million and $22.0 million, respectively.

In June 2006, we and SCM (the other shareholder of Astelit) decided to contribute an aggregate amount of $150.0 million to Astelit in proportion to our respective shares as required by the lenders of the syndicated loan to obtain a waiver letter for breaches of financial covenants. The three installments of $27.5 million were paid in July 2006, October 2006 and January 2007.

In March 2007, we and SCM decided to contribute on a pro-rata basis an additional aggregate amount of $200 million to the capital stock of Euroasia in four equal installments of $50 million during 2007. The four installments were paid in March 2007, May 2007, July 2007 and September 2007. After the execution of the final installment, our effective interest in Euroasia increased to 55.0% as of December 31, 2007.

In December 2007, we and SCM decided to contribute to the share capital of Euroasia in an aggregate amount of $200 million in three tranches, first two tranches of each $50 million to be paid on January 31, 2008 and March 31, 2008, and one tranche of $100 million to be paid on May 30, 2008 in exchange for shares in the capital of Euroasia, whereby we and SCM shall make such contribution proportionate to our shareholding in Euroasia at the time of each capital contribution. We paid our contribution portion as of December 31, 2008. For a description of and additional information regarding our funding and commitments in relation to Astelit, see “Liquidity and Capital resources—Liquidity—Sources of Liquidity”.

In February 2009 and April 2009, we and SCM decided to contribute to the share capital of Euroasia in an aggregate amount of $20 million and $150 million, respectively, in exchange for shares in the capital of Euroasia, whereby we and SCM shall make such contribution proportionate to our shareholding in Euroasia at the time of each capital contribution.

General Economic Conditions

As the crisis spreads to the economy on a global scale, Turkey’s growth performance is likely to slow significantly. Revenue performance from foreign trade will be adversely affected as the economy shows. The IMF program can provide insurance against external financing concerns and provide assurances about the policy framework.

Our credit ratings at December 2008 are noted below:

Standard & Poor’s	BB+
Fitch	BB
Moody’s	Ba2

Any further upgrades from the ratings agencies may allow us to lower the cost of borrowing for any future indebtedness in the domestic and international debt and capital markets. Conversely, any ratings downgrade may limit our future access to debt and capital markets and increase the cost of borrowing.

In addition, Standard & Poor’s, Fitch and Moody’s assigned local currency ratings of BB+, BBB- and Ba2, respectively in 2008. There are no prepayment covenants in our financial contracts that would be triggered by changes in our credit ratings.

Dividend Payments

We have adopted a dividend policy, which is set out in our Corporate Governance Guidelines. As adopted, our general dividend policy is to pay dividends to shareholders with due regard to trends in our operating performance, financial condition, and other factors. Our Board of Directors intends to distribute cash dividends in an amount of not less than 50% of our lower of distributable profit based on the financial statements prepared in accordance with the accounting principles accepted by the CMB or statutory records, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to our cash flow requirements in compliance with Turkish law and regulations and the approval of, or amendment by, our Board of Directors and the General Assembly of Shareholders.

On February 27, 2008, our Board of Directors decided to make a proposal to the General Assembly for distribution of a total net cash dividend of TRY 648.7 million (equivalent to $429.0 million as at December 31, 2008) (which constitutes 50% of distributable income for the year ended December 31, 2007). This dividend proposal was approved at the Ordinary General Assembly of Shareholders to be held on April 25, 2008, and a cash dividend distribution began on May 22, 2008.

	Amount per share (TRY in full)*	Total (TRY Million)	USD equivalent (Million) December 31, 2008
Dividend in cash	0.2948699	648.7	429.0

*	Amount of per share figure is computed over 2,200,000,000 shares.

In connection with the redenomination of the Turkish Lira and as per the related amendments of the Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001, shall be merged and each unit of share having a nominal value of TRY 1 shall be issued to represent such shares. We are still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001, to one ordinary share having a nominal value of TRY 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will have a nominal value of TRY 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TRY 1 as approved by the CMB.

On March 27, 2009, our Board of Directors decided to propose to the General Assembly a distribution of a total net cash dividend of TRY 1,098.2 million (equivalent to $726.2 million as at December 31, 2008 and which constitutes 50% of distributable income for the year ended December 31, 2008). This dividend proposal is to be evaluated and decided upon at the Ordinary General Assembly of Shareholders expected to occur on May 8, 2009.

Our 2008 consolidated profit calculated in accordance with CMB accounts is TRY 2,312.8 million (equivalent to $1,529.3 million as at December 31, 2008) whereas the 2008 standalone commercial profit of Turkcell after tax, calculated in accordance with the Turkish Commercial Law is TRY 3,045.5 million (equivalent to $2,013.8 million as at December 31, 2008) and based on the CMB regulations, the lower of the two profits, which is TRY 2,312.8 million (equivalent to $1,529.3 million as at December 31, 2008), shall be taken as the basis for the dividend distribution calculation.

	Amount per share (TRY in full)*	Total (TRY Million)	USD equivalent (Million) December 31, 2008
Dividend in cash	0.4991787	1,098.2	726.2

*	Amount of per share figure is computed over 2,200,000,000 shares.

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

5.C Research and Development, Patents and Licenses, etc.

As of December 31, 2008, we have applied for the registration of 13 patents. We own 1 utility model under the applicable Turkish patent legislation. As of December 31, 2008, we have registered 401 trademarks and

54 trademark applications under the applicable Turkish trademark legislation. We have 2 international trademarks and 6 international trade mark applications. As of December 31, 2008, we have registered 12 industrial designs under the applicable Turkish legislation on the protection of industrial designs and we have 1 international industrial design application.

As of March 10, 2006, we opened a technology center which brings together all our research and development operations in a single location. We further advanced our research and development operations in 2007 with the establishment of a wholly owned, indirect subsidiary, Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), on April 2, 2007, to carry out our research and development activities. The activities of the technology center are expected to include the following:

•	Partnership software development, customization and/or integration of software products of suppliers through the service and product development processes; and

•	Developing network infrastructure strategies in a fast evolving information-communication technologies world; and designing short and long term technology road maps for our operations.

As of December 31, 2008, our R&D Center has a staff of around 269 qualified people among whom 19% have masters degrees and 2% have a Ph.D. degree. Additionally, 19 experts work as contractors.

5.D Trend Information

Changing Subscriber Base

Our revenues are impacted by the increasing proportion of prepaid subscribers in our subscriber base. The proportion of prepaid subscribers in total gross additions was 85%, 89%, and 90% in 2008, 2007 and 2006, respectively. Trends indicate that prepaid subscribers have more control on their usage pattern than postpaid subscribers. We expect that for the foreseeable future, the proportion of prepaid subscribers in total gross additions will remain high. For 2009, we expect similar levels of TRY ARPU as in 2008 and an increase in usage. We will aim to achieve revenue growth in TRY terms; however, we do expect some margin pressure due to the volatile macro environment and increased competition.

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

We routinely enter into operating leases for property in the normal course of business. At December 31, 2008, there were no commitments and contingent liabilities in material amounts arising from such operating leases.

Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2008.

	Total amount committed	Amount of contingent liability expiration per period Remaining commitment
		at December 31, 2008	Indefinite*	Less than one year	1–3 years	3–5 years	Over 5 years
U.S.$ Million
Bank Letters of Guarantee	218.8	218.8	86.3	26.4	0.5	0.0	105.6

*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2008, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to custom authorities, private companies and other public organizations amounting to $218.8 million.

We have fully guaranteed the $150 million long-term junior facility of Astelit. See “Item 5.B. Liquidity and Capital Resources—Sources of Liquidity”.

5.F Tabular Disclosure of Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2008.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(U.S.$ Million)
Loans and borrowings*	837.4	632.3	29.6	165.4	10.1
Finance Lease Obligations	9.9	3.8	6.1	—	—
Payable in relation to the acquisition of Belarussian Telecom	300.0	100.0	100.0	—	100.0
Financial liability in relation to put option	89.2	—	—	89.2	—
Total Contractual Cash Obligations	1,236.5	736.1	135.7	254.6	110.1

*	includes undiscounted interest

	Amount of Commitment
Other Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(US$ Million)
Purchase Obligations	847.0	819.2	27.8	—	—

As at December 31, 2008, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory, purchase of sponsorship and advertisement services and 3G license amount to $847.0 million. Out of total purchase commitments, $563.9 million represents commitments with respect to property, plant and equipment and intangible assets.

5.G Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

Board Members

Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management. Our Articles of Association mandates a Board of Directors containing seven members.

The following table sets forth the name of each member of our Board of Directors, who all serve for terms of three years. Our Articles of Association provide for a staggered Board of Directors. However, as a result of prior resignations and interim appointments, every member of our Board of Directors is up for re-election at our Annual General Assembly expected to be held on May 8, 2009.

Name	Date appointed to the Board of Directors
Mehmet Emin Karamehmet (Chairman)	May 22, 2006
Mehmet Bulent Ergin	April 29, 2005
Aimo Eloholma	August 22, 2007
Tero Erkki Kivisaari	May 14, 2007
Alexey Khudyakov	May 22, 2006
Oleg Malis	May 22, 2006
Colin J. Williams	May 22, 2006

Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. The following table sets forth the name and office of each member of our Corporate Executive Team during fiscal year 2008.

Name	Office
Sureyya Ciliv	Chief Executive Officer
Cenk Bayrakdar	Chief Information and Communication Technologies Officer
Levent Burak Demiralp**	Chief Sales Officer
Tayfun Cataltepe	Chief Corporate Strategy and Regulations Officer
Selen Kocabas	Chief Business Support Officer
Serkan Okandan	Chief Financial Officer
Koray Ozturkler	Chief Corporate Affairs Officer
Lale Saral Develioglu	Chief Marketing Officer
Emre Sayin***	Chief Consumer Sales Officer
Cenk Serdar*	Chief Business Development Officer
Ilter Terzioglu	Chief Network Operations Officer
Ekrem Yener	Chief Corporate Business Officer

*	Mr Cenk Serdar, who served as our Chief Business Development Officer, resigned on March 13, 2009.
**	Mr. Levent Burak Demiralp, who served as our Chief Sales Officer, resigned as of July 1, 2008.
***	Mr. Emre Sayin, who served as our Chief Corporate Business Officer, was appointed Chief Sales Officer as of July 1, 2008.

Biographies

Board Members

Mehmet Emin Karamehmet, age 65, was first appointed as the Chairman of the Board of Directors on September 30, 1993. He is also the Chairman of the Board of Directors of Cukurova Holding, BMC, Cukurova Havacilik, Noksel and a member of the Board of Directors of Cukurova Insaat Makinalari A.S. Mr. Karamehmet attended Dover College, Kent, England, and Robert College, Turkey.

Mehmet Bulent Ergin, age 60, was first appointed as a member of the Turkcell Board of Directors on April 29, 2005. After holding responsibility for Hochtief AG’s First Bosphorus project and Tekfen A.S.’s Iraq-Turkey pipeline project, Mr. Ergin worked in various positions at Cukurova Group companies. He held a managerial position at Cukurova Ithalat ve Ihracat T.A.S. and was a member of the Board of Directors of Maysan A.S. and Baytur Trading S.A. Currently, Mr. Ergin is Chairman of the Board of Directors of Genel Denizcilik Nakliyati A.S., Show TV and Aksam Gazetesi, and he also holds the position of Board membership in Cukurova Holding. Mr. Ergin majored in Civil Engineering at Robert College, Turkey.

Aimo Eloholma, age 59, was appointed to the Board of Directors on August 22, 2007. Mr. Eloholma joined TeliaSonera in 1974 and held management and executive positions in data communications, sales and marketing, business development and corporate planning, and international operations. Currently, he is the Head of International Business Support in TeliaSonera Eurasia, Chairman of the Board of Directors in Megafon and member of the Board of Directors in Fintur. He also served as a non-executive board member of Turkcell in 2003-2004. He holds a Master of Science in Electrical Engineering from Helsinki University of Technology and has also studied Economics and Business Administration.

Tero Erkki Kivisaari, age 36, was first appointed as a member of the Board of Directors on May 14, 2007. Currently, Mr. Kivisaari is President of TeliaSonera in Eurasia since May 1, 2007 and the Chairman of the Board of Directors of Fintur Holdings B.V. Previously Mr. Kivisaari has served as the chief financial officer and vice president of TeliaSonera in Eurasia. Mr. Kivisaari has served as an associate professor of finance at the Helsinki School of Economics and holds an MBA in finance.

Alexey Khudyakov, age 38, was appointed to the Board of Directors on May 22, 2006. He is also a Vice President at Altimo. Prior to his appointment to Altimo, Mr. Khudyakov held a Vice President position with Alfa Bank, managing the bank’s investments in Golden Telecom and Kyivstar. He also worked for the Moscow office of McKinsey & Co. from 1998 to 2002. Mr. Khudyakov holds a Master of Business Administration degree from INSEAD and a Master’s degree in Applied Mathematics and Physics from the Moscow Institute of Physics and Technology. He is a non-executive board member of Turkcell. He is also an Observer Member of the Audit Committee of Turkcell’s Board of Directors. Mr. Khudyakov was named to the Audit Committee in reliance on Rule 10A-3(b)(1)(iv)(D) under the Securities Exchange Act of 1934.

Oleg Malis, age 34, was appointed to the Board of Directors on May 22, 2006. He is also Senior Vice President of Altimo. Mr. Malis began working for Altimo in 2005. Between 2003 and 2005 Mr. Malis was Senior Vice President and M&A Director at Golden Telecom. Before joining Golden Telecom, Mr. Malis founded Investelectrosvyaz and Corbina Telecom. Mr. Malis holds a degree in Systems Engineering from Moscow State Aviation Technological University.

Colin J. Williams, age 67, was appointed to the Board of Directors on May 22, 2006. He serves as a Voting Member and Chairman of the Audit Committee of Turkcell’s Board of Directors. He is also Supervisory Director and Chairman of the Supervisory Board of Treofan, a packaging film company, with activities in Europe, North America and South Africa. He is Chairman of Clondalkin and Chair of the Audit and Remuneration Committees of Clondalkin, a consumer and industrial packaging company; and chairman of Dewhurst, an industrial textiles company. From January 2001 to December 2004, Mr. Williams served as President of SCA, North America, which is active in the packaging sector, personal care and paper tissue products. He was a long-term board member and Vice Chairman of ICCA, the International Corrugated Packaging Institution, the European Federation of Packaging and the Federation of Paper Producers (CEPI). Mr. Williams is the founding President of Propak Europe and was a board member of the Greater Philadelphia Chamber of Commerce between 2002 and 2004. From 1988 to 2001, Mr. Williams was the President of SCA Packaging, prior to which he served as the Managing Director of Bowater, a corrugated packaging company, for four years. From 1978 to 1984, he was first the Sales Director and then the General Manager of Chicopee in the Netherlands, a non-woven fabrics company of Johnson & Johnson. Mr. Williams holds an MBA degree in finance from NYU, an M.Sc. degree in physical chemistry and a doctorate from Lund University in Sweden.

Executive Officers

Sureyya Ciliv, age 50, was appointed as the Chief Executive Officer of Turkcell on January 9, 2007. Having previously worked as Microsoft Turkey country manager between 1997-2000, he served in various management positions in Microsoft Global Sales, Marketing and Service Group in the USA between 2000 and 2007. Prior to 1997, Mr. Ciliv was the General Manager and Chairman of Novasoft Systems Inc., a company he established in Boston, USA.. Sureyya Ciliv received his MBA degree from Harvard University in 1983 after successfully graduating with honors in Industry & Operations Engineering and Computer Engineering from the University of Michigan in 1981.

Cenk Bayrakdar, age 40, started working for Turkcell in 2002 and since April 1, 2006 he is the Chief Information and Communication Technologies Officer. Prior to his appointment, he was Content Services and Partnering Management Division Head in Turkcell. Mr. Bayrakdar started his career as a management trainee at Koc Holding and, after holding the post of Information Systems and Production team leader at Arcelik, he worked at Corbuss and Turktell as a Business Development Manager. Cenk Bayrakdar is a graduate of Istanbul Technical University, Department of Electronics and Communication Engineering. He holds a master’s degree in Industrial Engineering from Texas A&M University.

Tayfun Cataltepe, age 47, joined Turkcell in 2007 as Chief Corporate Strategy and International Expansion Officer. Currently acting as Turkcell’s Chief Corporate Strategy and Regulations Officer, Mr. Cataltepe received his MBA from Michigan Technology University and his PhD from California University after graduating from Electronic Engineering Department of the Bosphorus University. Mr. Çataltepe worked as a Research and Development Engineer in the Bell Laboratories and then he was hired by AT&T as IP Network and Service Planning projects manager. Following AT&T, he joined Aycell as the Deputy General Manager in charge of Technical Operations and was promoted to Deputy General Manager in charge of AVEA Network Operations in 2004 and held this position until 2006 when he became responsible for the European Telecom Sector Post Merger and Acquisition Corporate Integration Services at Ernst & Young.

Selen Kocabas, age 40, joined Turkcell in 2003 and since May 1, 2003, she is the Chief Business Support Officer in charge of human resources, corporate information systems, procurement and contract management, and administrative issues. Mrs. Kocabas started her professional career as a Management Trainee at Koc Holding, Mrs. Kocabas later worked as Human Resources Expert at Arcelik, then as a Human Resources Coordinator at Marshall, followed by Groupe Danone SA where she worked as Human Resources Director. Selen Kocabas is a graduate of Economics from Istanbul University. She also obtained a master’s degree in Human Resources Management from Marmara University.

Serkan Okandan, age 39, joined Turkcell in 2000. Since January 1, 2006, he is the Chief Financial Officer of Turkcell. Prior to this appointment, he was the Financial Control and Reporting Division Head of Turkcell. Mr. Okandan started his professional career at PricewaterhouseCoopers in 1992. He then worked for DHL and Frito Lay as a Financial Controller. Serkan Okandan is a graduate in Economics from Bosphorus University.

Koray Ozturkler, age 45, joined Turkcell in 1998 and since April 9, 2008 he is the Chief Corporate Affairs Officer. Prior to this appointment he was the Investor Relations division head in Turkcell and before that he was the division head of International Business Development. Mr. Ozturkler started his career in the USA at Accenture Consulting. He continued his career at Yapi Kredi Bank.Mr. Ozturkler is a graduate of Johnson C. Smith University Marketing Division and he received his MBA majoring in MIS from Mercer University.

Lale Saral Develioglu, age 40, joined Turkcell in 2003 and since June 19, 2006 she is the Chief Marketing Officer of the Company. Prior to this position, she was the Individual Marketing Division Head of Turkcell. Starting her career at Unilever, Lale Saral Develioglu served as Brand Manager for 5 years and Marketing Manager for 6 years in various product categories and markets between 1992 and 2003. She is a graduate from the department of Industrial Engineering of Bogazici University. She also holds a master’s degree in Management Engineering from Rensselaer Polytechnic Institute, New York.

Emre Sayin, age 41, joined Turkcell in 2007 as Chief Corporate Business Officer. Currently, acting as Turkcell’s Chief Consumer Sales Officer, he worked for Evyap Pazarlama ve Tic A.S. as the Deputy Manager in charge of Marketing in 2005-2006 and for Kodak A.S. as the General Manager in 2002-2005. Prior to that, Emre Sayin was the chief marketing officer for Microsoft Turkey between 1999-2002. Sayin worked as the marketing and category manager of Unilever Turkey between 1992-1999. Emre Sayin is a graduate of Bosphorus University’s Department of Industrial Engineering and holds a Master’s degree from Rutgers University.

Ilter Terzioglu, age 42, joined Turkcell in 2003 and since April 1, 2006 he is the Chief Network Operations Officer. Mr. Terzioğlu has worked in the communications sector since 1993 and served as Assistant General Manager at Ericsson, Superonline and Show TV.Mr. Terzioglu is a graduate of the Department of Econometrics at Istanbul University.

Ekrem Yener, age 47, joined Turkcell in 2007 as Chief Enterprise Business Officer. Currently acting as Turkcell’s Chief Corporate Business Officer, prior to joining Turkcell, Mr. Yener started his post as the Ankara Regional Manager of Microsoft Turkey, was appointed Microsoft’s Deputy General Manager in charge of Marketing in 2002, and then held the post of Deputy General Manager in charge of Business and Strategy Development from 2004 to 2007. A 1982 graduate of the Istanbul Technical University’s (ITU) Department of Metallurgical Engineering, Yener received a Master’s Degree in Material Sciences from UC Berkeley in 1986 and in High Level Marketing Management from the Kellogg University in 2002.

6.B Compensation

The compensation of the Board of Directors is resolved by the shareholders at general assemblies. The Board, upon the recommendation of the Corporate Governance Committee together with its own determinations, should decide on a proposal to the General Assembly whether board members will be remunerated and if such is the case, the form and amount of compensation to be paid to the board members. In our Extraordinary General Assembly held on September 21, 2007, it was decided that our Board members, except for independent board members, who would receive annual compensation of EUR 100,000 as established at our May 22, 2006 General Assembly, an annual compensation amounting to $60,000 during the period they serve as board members and commencing from the date of the Extraordinary General Assembly.

For the year ended December 31, 2008, we paid an aggregate of approximately $7.9 million to our executive officers including: indemnities, salaries, bonuses and other benefits. There was no deferred or contingent compensation accrued for the year payable to executive officers other than those already included in $7.9 million. In 2007, we paid an aggregate of approximately $12.4 million to our executive officers including: indemnities, salaries, bonuses and other benefits. Furthermore, we do not maintain any profit sharing, pension or similar plans. We have Directors and Officers Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is $40 million, and there are a number of insurers, each covering a different layer of the policy. The Directors and Officers Liability insurance is London based, but it is provided through two insurance companies in Turkey, Genel Sigorta A.S. and AIG Sigorta A.S. In 2007 we paid a premium amounting to approximately $693,000, and in 2008 we paid a premium of approximately $542,000. The policy will expire on August 26, 2009, and we will consider its renewal based on the terms and conditions offered.

6.C Board Practices

Under the Turkish Commercial Code and our Articles of Association, our Board of Directors is responsible for our management. The Articles of Association provide for a Board of Directors consisting of seven members. The members each serve for a term of three years. None of the members of the Board of Directors has entered into a service agreement with us.

For more information on our directors and the period during which each director has served on the board, see “Item 6.A. Directors and Senior Management”.

Our Board of Directors has adopted the Turkcell Corporate Governance Guidelines, the Audit Committee Charter, the Corporate Governance Charter and the Corporate Governance Secretariat Terms of Reference. The principal provisions of the guidelines are available on our website, www.turkcell.com.tr.

Committees of the Board of Directors

The Audit Committee

We are required under Turkish laws and regulations, U.S. securities laws and regulations and the rules of the New York Stock Exchange (“NYSE”) to have an audit committee of the Board of Directors appointed from among the members of the Board of Directors. Our audit committee has two members: Mr. Colin J. Williams and Mr. Alexey Khudyakov (non-voting observer member). As required by the CMB Communiqué Serial:X No: 19 (since June 12, 2006, Communiqué Serial:X No: 22) which is binding upon public companies in Turkey, Mr. Williams and Mr. Khudyakov are non-executive members of our Board of Directors. Mr. Williams chairs the audit committee and is considered independent under the U.S. Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the CMB Corporate Governance Principles. Mr. Khudyakov is an “observer member” on the audit committee and is not considered independent under the U.S. Sarbanes-Oxley Act of 2002 and rules promulgated thereunder. On January 26, 2007, the CMB informed Turkcell that Alexey Khudyakov’s current status, as an “observer member” on the audit committee does not satisfy the requirements under Article 25, “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently so that our Company can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive Board member and have initiated a lawsuit before an administrative court seeking to suspend the execution and to annul the decision of the CMB with respect to Mr. Khudyakov. The administrative court ultimately dismissed our lawsuit in January 2008. In March 2008, we appealed before the Council of State. However, on April 9, 2008, the Council of State rejected our request to suspend the decision. We are still awaiting a final decision with respect to this appeal.

Pursuant to the decision we were notified of on October 23, 2008, the CMB gave Turkcell an administrative penalty amounting to TRY 11,836 (approximately USD 7,000) for not complying with its decision stating that Mr. Khudyakov’s current status, as an “observer member” on the audit committee, does not satisfy the requirements under Article 25, “Committees Responsible for Auditing” of the CMB and required that Turkcell inform its shareholders of such penalty at the next General Assembly (which was held on January 30, 2009). In November 2008, we commenced a lawsuit before the court. The lawsuit is still pending.

If our position in this matter does not ultimately prevail over that of the CMB, our compliance with the listing requirements of the NYSE could be called into question, to the extent that the relevant rules of the NYSE are based on home country compliance. In this case, remedial action could be required.

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

The members of our Corporate Governance Committee are Mr. Mehmet Bulent Ergin and Mr. Oleg Malis. The Board of Directors does not have a remuneration committee; however, the Corporate Governance committee may give recommendations on remuneration, including the remuneration of our Chief Executive Officer. In accordance with Turkish law, the committee does not have the power to set remuneration independent of the Board of Directors.

6.D Employees

From our formation in 1993, we have grown from approximately 90 employees to 2,809 employees as at December 31, 2008. Due to our customer growth and the increasing need for competent employees, we focus on the quality of our recruitment. The following table sets forth the number of employees by activity employed by us at December 31, 2006, 2007 and 2008.

	2008	2007	2006
Turkcell
Marketing(1)	179	183	146
Sales(1)	520	491	451
Finance	225	204	196
Service & Product Development(2)	532	669	665
Network Operations & Regulations(2)	821	791	718
Business Support	298	322	333
VAS Management	96	98	111
CEO Office	138	92	99
International Investment Coordination(3)	15	14	26
Investments	—	11	6
Subtotal	2,809	2,875	2,751
Subsidiaries
Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S.	4,635	4,766	3,239
Limited Liability Company Astelit	1,284	1,420	1,709
Belarussian Telecom	434	—	—
Global Bilgi LLC	327	0	0
Tellcom Iletisim Hizmetleri A.S.	289	173	43
Turkcell Teknoloji Arastirma ve Gelistirme A.S	269	63	0
Kibris Telekom	174	152	118
Others(4).	154	208	148
Subtotal	7,566	6,782	5,257
Total	10,375	9,657	8,008

(1)	As of April 1, 2006, Marketing and Sales has been separated into two functions to ensure more dedicated concentration on each function. Sales include “Consumer Sales” and “Corporate Business”.
(2)	As of February 1, 2006, the Service and Product Development, Network Operations and Regulations has been separated into two functions to ensure more dedicated concentration on each function. To increase our business effectiveness and our adaptation to change and by taking regulation excellence principles into consideration, “Regulations” have been moved into the Corporate Strategy as of July 1, 2008.
(3)	International Investment Coordination includes expats and that is not included in the Subtotal.
(4)	Others includes the following subsidiaries: Turkcell Kurumsal Satis ve Dagitim Hizmetleri A.S., Corbuss, Sans Oyunlari Yatirim Holding A.S., Turktell Bilisim Servisleri A.S., Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S., Kule Hizmet ve Isletmecilik A.S., Bilyoner Interaktif Hizmetler A.S., Superonline Uluslararasi Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri A.S. and Rehberlik Hizmetleri Servisi A.S.

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

We also conduct the Defined Contribution Plan (the “DCP”), a project based on our “social responsibility objective” toward our employees. The DCP is a voluntary pension system in which we and the employee make equal contributions. After a vesting period of three years, the employee gets ownership of the contribution we made. The DCP covers all employees who have been working with us for a minimum of six months.

Each of our employees undergoes an orientation program incorporating classroom training and e-learning training. The training provides employees with information concerning corporate culture and ethics, an introduction to our services, basic mobile communications knowledge and functions of departments. Each employee has the opportunity to participate in the individual, organizational, functional and managerial development programs after regular training needs analysis. In addition, each employee receives specific training for his or her particular job.

To further develop our employees we have created the Turkcell Academy. The Turkcell Academy is structured as a center of development for Turkcell Group employees. The Turkcell Academy was created as part of Turkcell’s philosophy of investing in people and is one of our proactive development solutions supporting group strategies and Turkcell’s performance. With the Turkcell Academy’s branded long-term development programs, technical and non-technical courses, web-based training systems, e-learning and language teaching, Turkcell Group has become an environment in which employees get together to receive a broad variety of educational content and to share information.

The Turkcell Academy is also intended to improve the future society of Turkey and to reach out to young people through social responsibility projects. Together with strategic partnerships with universities and training consultancies and with Academy trainers’ experience and knowledge, the Turkcell Academy has become a valuable and important part of our company.

Our employees are not members of any union, and there is no collective bargaining agreement with our employees. We have not experienced any work stoppages.

6.E Share Ownership

The aggregate amount of shares owned by our Board members and senior officers as of March 31, 2009 was 60,592, which amount is less than 1% of our outstanding shares. No individual Board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth our major shareholders’ ordinary share ownership representing approximately 66.52% of our company’s capital. This information is current as of March 19, 2009.

Name and Address of Owner	Nominal TRY Value of Shares Owned(1)	Percent of Class
Sonera Holding B.V.(2) P.O. Box 8675 NL 3009 AR Rotterdam The Netherlands	287,632,179.557	13.07%

Cukurova Holding A.S.(3) Buyukdere Cad. Yapi Kredi Plaza A Blok Kat: 15, 34330, Levent, Istanbul, Turkey	995,509.429	0.05%

Turkcell Holding A.S.(4) Buyukdere Cad. Yapi Kredi Plaza A Blok Kat: 15 34330, Levent, Istanbul, Turkey	1,122,000,000.238	51.00%

Turkiye Genel Sigorta A.S.(3) Meclisi Mebusan Cad., No: 25 34433, Salipazari, Istanbul, Turkey	1,558,452.599	0.07%

Bankrupt Bilka Bilgi Kaynak ve Iletisim San. ve Tic. A.S. Cumhuriyet Cad. No: 16 Kat: 2 Oda:2 Sisli, Istanbul, Turkey	153,999.575	0.01%

M.V. Holding A.S.(5) K.V.K. Plaza Bayar Cad., Gulbahar Sok. No: 14 34742 Kozyatagi, Istanbul, Turkey	51,021,712.590	2.32%

Shares Publicly Held	736,638,146.012	33.48%

(1)	On April 29, 2005, the General Assembly approved a revaluation of our ordinary shares from TL 1,000 to TRY 1. The revaluation resulted in the formation of fractional shares, which have not yet been merged into whole ordinary shares. Therefore, we give the nominal value of the ordinary shares owned rather than the units or fractional units thereof.
(2)	Controlled by TeliaSonera.
(3)	As of the date of this annual report on Form 20-F, TeliaSonera and Cukurova Telecom Holdings currently own, directly or indirectly, approximately 37.1% and 26.98%, respectively, of our share capital, through Turkcell Holding A.S. On the basis of publicly available information (Form 13D filings), Alfa Group, which previously held, indirectly through Cukurova Telecom Holdings Limited and Turkcell Holding A.S., 13.2% of our shares, has reduced its stake to 4.9896% following litigation with Telenor Group. We understand that Alfa Group sold 62.2% of its holdings in Alfa Telecom Turkey Limited (“ATTL”) to Visor Group affiliate Nadash International Holdings Inc. (“Nadash”) and Alexander Mamut’s Henri Services Limited (“HSL”) which now own indirectly 4.2576% and 3.967%, respectively, of our share capital.
(4)	Controlled indirectly by Cukurova Telecom Holdings and Alfa Telecom (through its Altimo subsidiary).
(5)	Controlled by Murat Vargi.

As of April 1, 2009, Turkcell had 74,497,937 ADRs outstanding held by 50 registered ADR holders. To the best of our knowledge, as of April 1, 2009, in accordance with the loan agreements signed between our shareholders and various banks, 153,999.575 of shares having a nominal value of TRY 153,999.575 have been pledged by our shareholders as security in favor of such banks.

On June 23, 2006, a pledge was established in favor of SDIF over 16,000,000 Turkcell shares, each having a nominal value of TRY 1 in connection with a Share Certificate Pledge and Subordinate Pledge Agreements signed between SDIF and Cukurova Holding A.S., an appropriate annotation regarding the pledge has been made in the share book of Turkcell.

On November 8, 2006, Cukurova Holding A.S. offered 64,720,522.819 registered shares with a nominal value of TRY 64,720,502.819 for circulation on the Istanbul Stock Exchange. These shares are shown among the publicly held shares. In addition, Cukurova Investments N.V. offered 63,591,825.482 registered shares with a nominal value of TRY 63,591,825.482 for circulation on the Istanbul Stock Exchange. These shares we also offered through a secondary public offering on the NYSE.

The pledge right which was established on our shares owned by Cukurova Holding A.S., in connection with the Share Certificate Pledge Agreement dated September 27, 2005, signed between Cukurova Holding A.S. and SDIF and the Subordinate Pledge Agreement dated September 28, 2005, signed between Cukurova Holding A.S. and Yapi ve Kredi Bankasi A.S. (“YKB”), on 17,626,227.756 units of our shares, each having a nominal value of TRY 1, has been removed from the Share Book of Turkcell through a resolution of our Board of Directors on February 21, 2007.

On May 11, 2007, our Board of Directors approved a resolution for the blank endorsement of 11,000,000 shares, each having a nominal value of TRY 1, and held by MV Holding A.S. for their transfer and assignment pursuant to paragraph “m” of Article 9 of the Istanbul Stock Exchange Quotation Regulation.

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

A pledge right on some of our shares owned by Cukurova Holding A.S. was established in favor of YKB as per the financial restructuring agreement signed on September 28, 2005, between YKB and Cukurova Holding A.S. We were informed by Cukurova Holding A.S. that the aforementioned pledge has been removed. Accordingly, the pledge annotation in our Share Book with a total nominal value of TRY 21,197,403.690 was cancelled on August 2, 2007.

It has been understood from the announcement of Cukurova Holding A.S., which was sent to the Istanbul Stock Exchange on July 16, 2007, that 7,598,502.084 units of these shares (6,991,406.768 units of registered shares and 607,095.316 units of shares which were already endorsed in blank) have been transferred and assigned to JP Morgan Securities Ltd. by Cukurova Holding A.S. in order to be sold to investors residing abroad. Our board of directors resolved to approve the circulation of our shares in the total nominal value of TRY 6,991,406.768 through the blank endorsement of these shares.

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

It has been understood from the above mentioned letters and the announcement of Cukurova Holding A.S. which was sent to the Istanbul Stock Exchange on July 16, 2007, that 67,184,434.916 units of shares (64,494,842.514 units of registered shares and 2,689,592.402 units of shares which were already endorsed in blank) have been transferred and assigned to JP Morgan Securities Ltd. by Cukurova Investments N.V. in order to be sold to investors residing abroad and our Board of Directors resolved on August 22, 2007 to approve the circulation of our shares in the total nominal value of TRY 64,494,842.514 through the blank endorsement of these shares.

On December 18, 2007, our Board of Directors approved a blank endorsement of 16,494,257.660 shares held by MV Investments N.V. and 22,000,000 shares held by MV Holding A.S., each having a nominal value of TRY 1 per share, for their transfer and assignment pursuant to paragraph “m” of Article 9 of the Istanbul Stock Exchange Quotation Regulation.

On the basis of publicly available information (Form 13D filings), Alfa Group, which previously held, indirectly, 13.2% of our shares, has reduced its stake to below 5% as a result of litigation with Telenor Group. Alfa Group’s holdings in Turkcell were sold to Nadash and HSL.

As per a public announcement sent to the Istanbul Stock Exchange on April 28, 2008, and a letter sent to us by Cukurova, we understand that Cukurova has sold 90,200,000 shares to JP Morgan Securities Ltd. for sale to foreign investors. Accordingly, along with the circulation of such shares with a nominal value of TRY 90,200,000, our free float has increased from 29.38% to 33.48%.

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

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on October 23, 2002 and one of the Company’s principal simcard distributors, is a Turkish company that is affiliated with some of the Company’s shareholders. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation. The total amount of Simcard and scratch card sales to KVK Teknoloji in 2008 amounted to $860.7 million. In 2008, total amount charged by KVK Teknoloji for dealer activation fees and other selling activities amounted to $103.4 million.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing of the Company’s prepaid systems. A-Tel is a 50-50 joint venture between the Company and SDIF. A-Tel acts as the Company’s only dealer for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations. The total amount of Simcard and scratch card sales to A-Tel in 2008 amounted to $132.6 million. In 2008, total amount charged by A-Tel for dealer activation fees and other selling activities amounted to $49.1 million.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, Cukurova Group. The Company has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company’s subsidiary Global Bilgi. The total amount of call center service fees and interest charges from Digital Platform was approximately $20.3 million in 2008.

Agreements with Millenicom Telekomunikasyon Hizmetleri A.S.:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom renders and receives call termination and international traffic carriage services to and from the Company. In 2008, the total amounts charged by, and to, Millenicom Telekomunikasyon were $8.5 million, and $13.0 million, respectively.

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, Cukurova Group. The Company operates a media purchasing agreement with ADD, which was revised on September 1, 2008 and will be effective until August 31, 2009. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. Additionally, ADD is a party to the sponsorship and advertisement agreements which are an integral part of the “Restructuring Framework Agreement” signed between the Company and Digital Platform. The total amount charged by ADD in 2008 amounted to $165.3 million.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services and monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin. The total amount charged by Hobim in 2008 in relation to these contracts was $20.9 million.

Betting SA:

Betting SA is incorporated under the laws of Greece and is owned by one of the major shareholders of Inteltek. Inteltek has a service agreement with Betting SA for consultancy services, including monitoring operations, providing continuous evaluation of betting, maximizing game revenues of fixed odds betting, operating fixed odds betting games in the most efficient manner, with integrity and securely. In 2008, the total amount charged by Betting SA related to this agreement was $9.8 million.

Agreements with Kyivstar:

Alfa Group, a minor shareholder of the Company, holds the majority shares of Kyivstar. Astelit receives call termination and international traffic carriage services from Kyivstar. In 2008, the total amounts charged by and charged to Kyivstar were $63.8 million and $63.6 million, respectively.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited consolidated financial statements as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, are included at “Item 18. Financial Statements.”

Legal Proceedings

For a discussion of the various claims and legal actions in which we are involved, see Note 32 (Contingencies) to our consolidated financial statements in this Form 20-F.

Dividend Policy

We have adopted a dividend policy, which is included in our Corporate Governance Guidelines. As adopted, our general dividend policy is to pay dividends to shareholders with due regard to trends in our operating performance, financial condition and other factors. Since 2004, the Board of Directors has endeavored to distribute cash dividends of at least 50% of our distributable net profits per fiscal year, although the payment of dividends remains subject to our cash flow requirements, applicable Turkish laws and the approval of, or amendment by, the Board of Directors and the General Assembly of Shareholders.

In accordance with Turkish law, the distribution of profits and the payment of an annual dividend with respect to the preceding financial year is subject to a recommendation which may be made by the Board of Directors each year for approval by the shareholders at the annual general assembly. The Board may decide whether or not to recommend a distribution of profits together with the amount of dividend and the shareholders, through the general assembly, accept or reject such proposal, if any. Dividends are payable on a date proposed by the Board of Directors and determined at the general assembly of shareholders, which date, under the CMB requirements, must be earlier than the end of the fifth month following the end of the preceding financial year. However, the CMB is authorized to designate another deadline for distribution of dividends in any given year.

In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001, shall be merged and each share having a nominal value of TRY 1 shall be issued to represent such shares. Turkcell is currently in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001, to one ordinary share having a nominal value of TRY 1. After the share merger, which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will have a value of TRY 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TRY 1 approved by the CMB. Basic and diluted weighted average number of shares and net income per share as of December 31, 2004 are retrospectively changed to reflect each share having a nominal value of TRY 1.

In 2006, we distributed a dividend of TRY 1,018,150,363 from our 2005 distributable income to our shareholders. The dividend was in the form of a 50% cash dividend and a 50% bonus share distribution. The cash dividend in the amount of TRY 509,075,181 was distributed to our shareholders from May 29, 2006 and amounted to TRY 0.274451 per ordinary share. The stock dividend was distributed starting from June 12, 2006 by adding TRY 345,112,659 of the total dividend to our paid-in capital, which corresponded to a 18.605586% share dividend per share.

Subsequently, a bonus share distribution was made on June 12, 2006. The Board of Directors resolved to add the capital inflation adjustment difference of TRY 51,661,781 to the capital and distribute the bonus shares to be issued accordingly. As a result, together with the foregoing bonus dividend distribution corresponding to TRY 0.18605586 bonus share per dividend per share, a total bonus share distribution of TRY 345,112,659 per share then having a nominal value of TRY 345,112,659 was distributed to our shareholders.

In 2007, we distributed a cash dividend of TRY 567,039,784 from our 2006 distributable income of TRY 1,270,352,019 to our shareholders. The cash dividend was distributed to our shareholders from April 16, 2007 and amounted to TRY 0.2577453 per ordinary share.

In 2008, we distributed a cash dividend of TRY 648,713,951 from our 2007 distributable income of TRY 1,297,427,903 to our shareholders. The cash dividend was distributed to our shareholders from May 22, 2008 and amounted to TRY 0.2948699 per ordinary share.

On March 27, 2009, our Board of Directors decided to propose to the General Assembly a distribution of a total net cash dividend of TRY 1,098.2 million (equivalent to $726.2 million as at December 31, 2008 and which constitutes 50% of distributable income for the year ended December 31, 2008). This dividend proposal is to be evaluated and decided upon at the Ordinary General Assembly of Shareholders expected to occur on May 8, 2009.

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

The CMB determined that for the accounting period ended December 31, 2008, the minimum dividend distribution rate should be at least 20% of the total distributable dividend. This distribution can be in cash or in the form of bonus share distribution, or both in cash and in the form of bonus share distribution, provided that it will not be less than 20% of the total distributable dividend. The amount of dividend to be distributed shall be resolved in the general assembly meetings of the companies.

To the extent we declare dividends in the future, we will pay those dividends in Turkish Lira. In the case of ordinary shares held in the form of ADSs, dividends will be converted into U.S. Dollars by the depositary for the ADSs, to the extent it can do so on a reasonable basis, and will be distributed to the holders of the ADSs. Because exchange rates between the Turkish Lira and the U.S. Dollar fluctuate continuously, a holder of ADSs will be subject to currency fluctuation generally, but particularly between the date on which dividends are declared and the date dividends are paid. Under current Turkish regulations, dividends or other distributions paid in respect of the ordinary shares or ADSs generally will be subject to withholding taxes. See “Item 10E. Taxation”.

8.B Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

9.A Offer and Listing Details

Our capital consists of ordinary shares. Pursuant to an amendment in Turkish Capital Markets Law and a communiqué issued by the Turkish CMB, our shares traded on the Istanbul Stock Exchange were dematerialized as of November 2005. For detailed information on the dematerialization of our shares, see “Item 10.B Transfer of Shares”.

Our ordinary shares are traded on the Istanbul Stock Exchange under the symbol “TCELL” and our ADSs are traded on the NYSE under the symbol “TKC”. Currently two ADSs represent five of our ordinary shares. Our ADSs are evidenced by American Depositary Receipts (“ADRs”), issued by Morgan Guaranty Trust Company of New York, as Depositary under a Deposit Agreement, executed in July 2000, among us, Morgan Guaranty Trust Company of New York and registered holders from time to time of ADRs. ADRs were first issued in July 2000.

On April 29, 2005, we modified the ratio of our ordinary shares per ADS from 2,500 ordinary shares per ADS to five ordinary shares per two ADSs in connection with the redenomination of the Turkish Lira and the change of the nominal value of our ordinary shares.

Beginning January 1, 2006, capital gains realized without meeting a one year holding period are subject to a withholding tax in Turkey. On July 7, 2006, a provision was added to article 1/a of Code 5527 stating that foreign-based taxpayers, natural persons and corporations are subject to 0% tax. See “Item 10.E. Taxation”.

The table below sets forth, for the periods indicated, the reported high and low closing quotations (as extracted from Reuters) on the NYSE and the Istanbul Stock Exchange. All quotations have been adjusted to take into account all dividends we have issued in the form of shares and cash.

	New York Stock Exchange ($ per ADS)(1)		Istanbul Stock Exchange (TRY per Ordinary Share)
	High	Low	High	Low
Annual information for the past five years
2008	27.47	9.70	12.60	6.90
2007	29.73	12.70	13.90	6.42
2006	16.14	9.72	8.00	5.13
2005	13.41	10.22	7.06	4.92
2004	12.13	5.42	5.75	2.70
Quarterly information for the past two years
2008
First Quarter	27.47	20.89	12.60	9.69
Second Quarter	23.10	14.55	11.73	7.00
Third Quarter	19.49	13.44	8.90	6.90
Fourth Quarter	16.35	9.70	9.00	7.05
Quarterly information for the past two years
2007
First Quarter	14.80	12.70	7.63	6.42
Second Quarter	16.93	13.21	8.85	6.65
Third Quarter	21.87	15.40	10.40	8.40
Fourth Quarter	29.73	21.07	13.90	10.10
Monthly information for most recent six months
November	14.42	10.20	8.85	7.30
December	15.33	12.66	9.00	8.25
January	15.33	11.93	9.35	8.05
February	14.30	12.32	9.35	8.45
March	12.39	11.15	8.45	7.70
April (as of April 1, 2009)	12.72	12.72	8.05	8.05

(1)	Share prices have been revised to reflect the ADR ratio change for our American Depositary Receipt (ADR) program, which became effective on April 29, 2005. In connection with the redenomination of the Turkish Lira and the change of the nominal value of the Turkcell ordinary share, the Turkcell ADR ratio was changed from the existing ratio of one (1) ADS to two thousand five hundred (2,500) ordinary shares to a new ratio of two (2) ADSs to five (5) tradable shares.

Fluctuations in the exchange rate between the Turkish Lira and the U.S. Dollar will affect any comparisons of ordinary share prices and ADS prices.

On April 1, 2009, the closing price per ordinary share on the Istanbul Stock Exchange was TRY 8.05 and per ADS on the NYSE was $12.72.

The Depositary confirmed that we had 81,977,243 ADRs outstanding as of the close of business December 31, 2008. We had 74,497,937 ADRs outstanding as of the close of business April 1, 2009.

9.B Plan of Distribution

Not applicable.

9.C Markets

Our ADSs are traded on the NYSE under the symbol “TKC” and our ordinary shares are traded on the Istanbul Stock Exchange under the symbol “TCELL”.

9.D Selling Shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A Share Capital

Not applicable.

10.B Memorandum and Articles of Association

General

We are registered in the Istanbul Trade Registry under number 304844. Pursuant to Article 3 of our Articles of Association, as amended January 30, 2009 at the Extraordinary General Assembly, we are incorporated primarily for the provision of any telephone, telecommunication and similar services in compliance with the Telegraph and Telephone Law number 406 and services stated in the GSM Pan Europe Mobile Telephone System bid that was signed with the Ministry of Transportation and to operate within the authorization regarding the IMT-2000/UMTS services and the infrastructure.

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

Board Members’ Interest

The TCC forbids a board member to enter into a transaction with us in any area relating to our business either on the board member’s own behalf or on behalf of someone else, thus preventing the abuse of duty by board members and protecting our interests (TCC Article 334). Our general assembly may, however, authorize our board members to enter into these types of transactions through a specific provision in our Articles of Association, or our general assembly may grant such a right on a yearly basis. On April 25, 2008, such authorization was granted by our general assembly.

Board members cannot participate in board meetings in which a matter related to themselves or their relatives is discussed (TCC Article 332). If any item of an agenda is related to one of the Board members, within the meaning of TCC Article 332, the board member concerned should inform the board of this and request the situation be recorded in the minutes of the meeting. Interested board members cannot participate in and sign such resolutions. If we suffer any loss because of a board member’s failure to raise such an issue, the board member shall be held liable to compensate us for the loss incurred due to such matter related to her/him or her/his relatives.

Under TCC Article 335, board members are barred from participating in similar commercial activities outside our company. Board members cannot become shareholders with unlimited liability or become board members of companies active in similar types of business. Our general assembly may, however, authorize our board members to enter into these types of transactions through a specific provision in our Articles of Association or our general assembly may grant such a right on a yearly basis. On April 25, 2008 such approval was given by our general assembly.

Compensation

Any remuneration payable to board members shall be determined by our general assembly. The Board of Directors has no authority to determine such remuneration. On May 22, 2006, the general assembly decided to pay remuneration only to our independent board member in the yearly net amount of EUR 100,000. In our Extraordinary General Assembly held on September 21, 2007, in addition to the remuneration paid to the independent board member, it was decided to pay a monthly remuneration amounting to $5,000 to all of our Board members during the period they serve as board members and commencing from the date of such Extraordinary General Assembly.

Borrowing Power

To the extent the relevant provisions of Turkish law allow, the board of directors of our company is the body entitled to, directly or through representatives authorized by the board of directors, resolve on exercising our powers to borrow money or give any form of guarantee or surety relating to our or any third party’s obligations. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly.

Capital Structure

General

Our Board of Directors has adopted the authorized share capital system which, under Turkish law, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our board and without need for further shareholder approval. On January 23, 2008, the CMB amended its communiqué on principles regarding the registered capital system. According to this amendment, the registered capital ceiling authorization given by the CMB shall be valid for 5 years, including the year in which the authorization is granted. If the registered capital of the company does not reach this ceiling at the end of 5 year term, the Board, in order to take a capital increase decision, will need to apply to the CMB for a new capital ceiling authorization and will need the General Assembly’s approval in order to get a new authorization period up to 5 years.

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

Dividend Distribution and Allocation of Profits

Our Board of Directors recommends annual dividends, which then must be approved by our shareholders at their annual general assembly. Dividends are payable on a date determined at the annual general meeting. Under current rules, the Board of Directors may decide whether or not to recommend a distribution of dividends and our shareholders at our annual general meeting may decide whether or not to distribute dividends in any year. Under the current CMB rules, the ratio of the first dividend must be specified in the Articles of Association but for the dividend distribution to be made with regard to year 2008, the minimum dividend should be 20% of the net profit remaining after deduction of statutory reserve fund, taxes, funds, financial payments, and losses accrued from preceding years, if any, from the profit of such fiscal period. As per CMB rules, dividends may be distributed to shareholders in cash or bonus shares or, upon the general assembly’s decision, may be retained by the company. The CMB is entitled to request a publicly held company to distribute its dividends in cash, provided that such request is served before the agenda of the general assembly meeting is published. Under the CMB rules, if a public company decides not to distribute the first dividend, the corresponding amount shall be set aside as a special reserve. Accordingly, we may freely determine the amount of dividends to be distributed, subject to the requirements of our articles, the CMB and the Turkish Commercial Code.

Any cash dividend distribution must be completed by the end of the fifth month following the fiscal year, unless decided otherwise by the CMB. Dividends are payable in cash or by transfer to an account of the shareholder with a bank in Turkey against delivery to our office in Turkey of the relevant dividend coupon attached to the share certificate representing the relevant shares. If dividends are distributed in the form of bonus shares by means of a bonus issue, the registered value representing the bonus shares shall be transferred to the shareholders’ accounts no later than six months after the end of the fiscal year, unless decided otherwise by the CMB. Shareholders’ entitlement to cash dividends remains in effect for a period of five years following the date of the general assembly approving such distribution, after which time they are transferred to the Turkish government.

Part of our remaining net profit may be distributed to our shareholders as a second dividend or retained by us as retained earnings, all at the discretion of our general assembly. As per our Articles of Association and the TCC, we deduct 10% from the amount of any distributions made as a second dividend and add it to a contingency reserve fund.

For further details regarding our dividend policy see “Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy”.

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

In practice, shares in registered form traded on the ISE are represented by the share certificates endorsed in blank, enabling such shares to be transferred as if they were in bearer form. As per the amendment in the Capital Markets Law and a communiqué issued by the CMB in this respect, our Company’s shares traded at the Istanbul Stock Exchange were dematerialized as of November 2005.

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

It was obligatory for share certificates that were not dematerialized and that were kept physically by their rightful owners to have been delivered to us or to an authorized stock broker for their registration with the “Central Registry Agency” that is under the control and supervision of the CMB, by December 31, 2007.

According to an announcement of the Central Registry Agency and the CMB in a letter dated January 30, 2008, the financial rights attached to share certificates, which were not delivered by December 31, 2007, shall be monitored in a dematerialized manner at the Central Registry Agency from that date onward and any rights related to management shall be exercised by the Central Registry Agency, in accordance with the Temporary 6th Article of the Turkish Securities Exchange Act. In case of delivery of the share certificates by the rightful owners to the Turkish Clearance House through us after December 31, 2007, the financial rights of such rightful owners, which are monitored in a dematerialized manner by the Central Registry Agency, shall be transferred to their accounts.

According to the principles of the letter, financial rights that are formed after December 31, 2007 in respect of shares that remain in physical form shall be paid to the rightful owner after the shares are dematerialized. Furthermore, after December 31, 2007, such rights will not allow the holder to attend or vote at shareholders’ meetings. As of any meeting date, the voting rights associated with any shares that have not yet been dematerialized are held by the Central Registry Agency, and the power to attend or not will be exercised by the Central Registry Agency.

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

Under Article 8 of the Electronic Communications Law, electronic communications services is rendered and/or electronic communications network or infrastructure is established and operated following the authorization made by the ICTA. Authorization is granted through the notification made in accordance with the principles and procedures determined by the ICTA, in case the resource allocation is not necessary, or given of usage right, in case the resource allocation, which means allocation of frequency, satellite position etc., is necessary. Furthermore, under the Authorization Regulation Regarding Telecommunication Services and Infrastructure Regulation, the ICTA must be notified in case of any share transfers within one month of the transfer of shares at the latest and in the event that the share transfer results in change in control, such transfer of our shares by any of our shareholders should be realized with the written permission of the ICTA.

Under our Articles of Association, the Board of Directors is entitled to restrict the transfer of shares to foreigners in order to comply with the Turkish shareholding requirements under Turkish law.

Disclosure of Beneficial Interests in the Shares

The Turkish regulation on public disclosure of listed companies was changed by Communiqué Serial: VIII, No: 54 on Principles Regarding Public Disclosure of Material Events in February 2009 in harmonization with the relevant EU directives. In addition, the CMB issued a guideline concerning the scope and format of such disclosure. The new regulations do not specify every item or action to be disclosed but refer to this guideline and allow listed companies to decide whether such information is material for disclosure. Insider information, which means any non-public information that may possibly affect the value of capital market instruments and investors’ decisions, is required to be disclosed immediately by listed companies. Unlike the previous communiqué on public disclosures, minority shareholders who hold 5% or more of a company’s total share capital and have no management responsibility or power to intervene in the management decisions are not obligated to disclose all sale and purchase transactions relating to the securities. Their disclosure requirement would arise if they exceed the shareholding ratios established in the Communiqué Serial: VIII, No: 54 (5%, 10%, 15%, 20%, 25%, 33%, 50%, 66% and 75%). Disclosure of insider information may be delayed to protect the legitimate interests of the company without causing market manipulation. For those that have administrative responsibilities in Turkcell (including board members and high-ranked executives), or are closely related persons, that purchase and sell Turkcell’s capital market instruments (including, but not limited to, Turkcell shares), such transactions will need to be declared to the Istanbul Stock Exchange; however, if the cumulative amount of the above mentioned Turkcell transactions does not exceed TRY 10,000 during 2009, such declaration will not be needed. This upper limit represents the total amount of all transactions made by Board members/high-ranked executives and their closely related persons. “Closely related persons” means: Wives/husbands, children and individuals sharing the same location at the time of transaction and corporations, legal entities run by, directly/indirectly controlled by or whose economic interests are similar with that of Board members and high-ranked executives of the Company.

In addition, in the event any party or parties acting together acquire, directly or indirectly, 25% or more of our capital, voting rights or management control, such party or parties are required to make an offer to the other shareholders to buy their shares. Furthermore, if a party or parties acting together own between 25% and 50% of the capital or our voting rights and if they increase such ratio by 10% or more in any given 12-month period, such party or parties are required to make an offer to the other shareholders to purchase their shares. The CMB may grant an exemption to the above-mentioned requirement to make an offer to the shareholders.

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

Changes in Capital Structure

Our Board of Directors is authorized to increase the issued paid-in share capital by means of issuing new shares up to the authorized share capital ceiling. Any increase above our ceiling requires an amendment to our

Articles of Association and therefore shareholder approval through a general assembly. Such amendment is subject to the prior approval of the Ministry of Industry and Trade and the CMB. Our Board of Directors may also restrict the rights of existing shareholders and offer new shares to third parties. Changes in the voting and dividend rights of our shareholders requires an amendment to our Articles of Association and approval by the general assembly. Such amendment is also subject to the prior approval of the Ministry of Industry and Trade and the CMB. Furthermore, under the Turkish Commercial Code, during the general assembly meetings held to amend the articles of association of a joint stock company, each share shall be entitled to only one vote, even if otherwise is provided under its articles of association.

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

General Assemblies

Our general assemblies are normally held at our head office in Istanbul. We generally hold our annual general assembly within four months of the end of each financial year, which in our case is the calendar year, in accordance with the CMB rules. Extraordinary general meetings may be convened by our Board of Directors, or upon the request of our shareholders representing at least 5% of our share capital, or upon the request of our statutory auditors.

The following matters are among the ones required by the TCC and our Articles of Association to be included on the agenda of ordinary general assembly meeting:

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

Notices covering general assemblies (including postponements and rescheduling), which include the agenda of any such general assembly, must be published in the Trade Registry Gazette and a leading Turkish newspaper published in Istanbul determined by us, at least two weeks before the date fixed for the meeting. The TCC requires us to send notice of any general assembly by registered mail to each person registered in our books as a holder of shares and to those shareholders who have deposited at least one share certificate representing shares with us and have indicated a notice address. Under the Capital Markets Law, such notice requirement does not apply to holders of registered shares, which are also traded in the stock market.

Any shareholder holding any of our shares and wishing to attend to general assembly meetings to vote must hand in the blockage letters and other required documents to our Head Office not less than a week before the date of the meeting in order to obtain an entry permit for that meeting. Shareholders that hold the physical shares and that want to attend to our general assemblies must complete the dematerialization of the share certificates. In accordance with the dematerialization procedures, a determined period is necessary for dematerialization transactions of the share certificates. Holders of the non-public registered shares in our share book of registered shares need not comply with such requirement to attend a general assembly. Any shareholder not wishing to attend any such general assembly in person may appoint another person as a proxy.

Except as set out by the provisions of the TCC and our Articles of Association, the required quorum at any general assembly is shareholders representing at least one-quarter of the share capital. If such quorum is not present when a general assembly is convened, the meeting shall be adjourned, in which event the meeting is reconvened within a month, with shareholders or their proxies present at such meeting. Resolutions of general assembly meetings must be passed by a majority of the shareholders or their proxies present at such.

According to the TCC, the quorum requirement at general assemblies convened to discuss changes in the purpose or legal status of a joint stock company is at least two-thirds of its share capital. If a quorum is not present when the meeting is convened, the meeting shall be adjourned and reconvened, in which case the required quorum is at least half of its share capital. Resolutions of general assemblies relating to changing its purpose or legal status must be passed with a majority of its shareholders or proxies present at such meeting. However, under the Capital Markets Law, such quorum requirements are decreased for publicly held companies, provided that higher quorums are not required under their articles of associations, and as the meeting quorum for general assemblies convened to discuss changes in its purpose or legal status, attendance of shareholders representing at least one-quarter of its share capital is sufficient. Under Capital Markets Law, if such quorum is not present when a general assembly is convened, the meeting shall be adjourned, in which event the meeting is reconvened with shareholders or their proxies present at such meeting. Resolutions of general assemblies must be passed by a majority of the shareholders or their proxies present at such meeting as per the Capital Markets Law.

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

The meeting quorum requirement at general assemblies convened to amend our Articles of Association (excluding capital ceiling increase) is two-thirds of our share capital. Resolutions of our general assemblies to amend our Articles of Association (excluding capital ceiling increase) shall be passed by the shareholders (or their proxies) representing at least 2/3 of the votes of the shareholders present at that meeting.

Changing our jurisdiction or increasing the obligations of the shareholders requires unanimous shareholder approval.

10.C Material Contracts

We are not a party to any material contracts other than those entered into in the ordinary course of business, except with regard to the settlement of certain legal disputes. For information regarding these settlements, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 31 (Guarantees and Purchase Obligations) to our consolidated financial statements in this Form 20-F.

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

Turkish citizens are permitted to buy unlimited amounts of foreign currency from banks and to hold foreign exchange in commercial banks. Capital transfers outside Turkey of more than $5 million still require approval of the Turkish government. Although we believe it is unlikely that exchange controls will be reintroduced in the near term, any such exchange controls may materially adversely affect our results of operations.

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

Republic of Turkey Taxation

The following summary of Turkish tax law as in force on the date of this annual report describes the principal tax consequences for Turkish residents and U.S. holders (as defined below in “Taxation—United States Federal Income Taxation”) of the ownership and disposition of shares and ADSs. It is not a complete description of all the possible tax consequences of such ownership and disposition. Shareholders should consult their own tax advisors concerning the Turkish and other tax consequences applicable in their particular situations.

Corporate Taxation

A corporation that has its legal and/or business center in Turkey (a “Resident Corporation”) is subject to a corporate tax, which is levied at 20% on such corporation’s taxable income. Resident Corporations are required to pay an “advance corporation tax” on a quarterly basis.

Until December 31, 2008, some corporate taxpayers were able to benefit from an old investment allowance regime where they were subject to a 19.8% corporate withholding tax on corporate tax exempt income, regardless of whether dividends were distributed. Turkcell last utilized such investment incentives in 2007. As of December 31, 2008, the investment allowance regime has expired.

Taxation of Dividends

In the event that a Resident Corporation distributes dividends to individual shareholders (resident or non-resident), or to non-resident corporations that do not have a permanent establishment (fixed place of business or permanent representative) in Turkey (and are not subject to rate-reducing provisions in applicable bilateral tax treaties), a 15% withholding tax is payable by the Resident Corporation on behalf of its shareholders. In the event that Resident Corporations distribute dividends to resident legal entities or to non-resident legal entities that have a permanent establishment in Turkey, such distributions are not subject to withholding tax.

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax within the recipient corporations. Dividends in cash received by resident individuals from Resident Corporations are subject to withholding tax at the rate of 15% (as discussed above) and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeds TRY 19,800 in 2008 and TRY 22,000 in 2009.

Under the Income Tax Treaty between the United States of America and the Republic of Turkey, signed March 28, 1996 (the “Treaty”), the withholding tax rate is limited to 20% (including the surcharges on dividends paid by a Turkish Resident Corporation) of the gross amount of the dividends unless the beneficial owner of shares is a company which owns at least 10% of the voting stock of the company paying the dividends (in which case the rate would be limited to 15%). Because the current withholding tax rate applicable to publicly traded corporations, such as Turkcell, is only 15%, the Treaty does not affect the current rate of Turkish withholding tax for U.S. holders. Cash dividends paid on the ordinary shares or ADSs to a U.S. holder that does not have a permanent representative or place of business in Turkey will not be subject to taxation in Turkey, except in respect of the 15% income withholding tax discussed in the previous section. The distribution of dividends in kind (i.e. bonus shares) is not subject to withholding tax and such dividends in kind are not subject to an income declaration.

Taxation of Capital Gains

Gains realized by Residents

For shares acquired on or after January 1, 2006;

Gains realized by resident individuals on the sale of shares traded on the Istanbul Stock Exchange (such as Turkcell shares) or ADSs that represent shares traded on the Istanbul Stock Exchange (such as Turkcell ADSs) to residents or non-residents are exempt from income tax, provided that the holding period of such shares or ADSs exceeds one year. Where this holding period has not been met, there is a withholding tax from the gains derived from capital gains starting from November 14, 2008. The current rate for such withholding tax is 0%.

Gains realized by Resident Corporations on the sale of shares traded on the Istanbul Stock Exchange (such as Turkcell shares) or ADSs that represent shares traded on the Istanbul Stock Exchange (such as Turkcell ADSs) to residents or non-residents shall benefit from withholding exemption, if a one-year holding period is met. However, where this holding period has not been met, there is a withholding tax from the gains derived from capital gains starting from November 14, 2008. The current rate for such withholding tax is 0%.

Gains realized by Resident Corporations on the sale of shares or to residents or non-residents must be included in corporate income and are subject to the applicable corporate tax. Upon fulfillment of the stated conditions in Article 5 of the Corporate Tax Law, 75% of capital gains deriving from the sale of the shares will be exempt from corporate income tax.

For shares acquired before January 1, 2006;

Capital gains derived from shares held by an investor (both individuals and corporations) over 3 months are not subject to any withholding tax. Where this holding period has not been met, capital gains received by individuals are computed by deducting the original cost of the shares or ADSs, after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gain arising solely from inflation), from the amount received upon the sale or disposition of the shares or ADSs. Total capital gains are subject to declaration on the income tax return if they exceed 17,900 TRY.

Gains realized by Resident Corporations on the sale of shares are subject to the applicable corporate tax. Upon fulfillment of the stated conditions in Article 5 of the Corporate Tax Law, 75% of capital gains deriving from the sale of the shares will be exempt from corporate income tax.

Gains realized by U.S. holders

U.S. holders that do not have a permanent establishment in Turkey are exempt from Turkish tax on capital gains generated from the sale of shares quoted on an exchange, such as Turkcell shares, under Article 13 of the Treaty. U.S. resident legal entities having a permanent establishment (fixed place of business or permanent representative) in Turkey generally are subject to tax in Turkey on capital gains arising from the sale of such shares and should consult their own Turkish tax advisors as to the rules applicable to them. As of July 7, 2006, the withholding tax rate applicable to non resident holders of shares has been reduced to 0%.

U.S. holders who invest via ADSs will not have to comply with any procedures to avoid withholding tax, since gains derived from Turkcell ADSs are not generated in Turkey. However, U.S. holders who hold their shares directly in Turkey must comply with certain procedures to establish their exemption from Turkish capital gains withholding tax and are urged to consult their own tax advisors in this regard.

In addition, certain rules and procedures may need to be complied with in order to avoid Turkish withholding tax upon the conversion of ADSs to shares and from shares to ADSs in Turkey. U.S. holders are urged to consult their own tax advisors in this regard.

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

Taxation on the Investor Level:

The gains realized by investors for participating within “FUND” are subject to taxation depending on the date of purchase of the “FUND” by the individual investors.

•

For the “FUND” shares purchased before January 1, 2006, gains are not subject to the withholding income tax. Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares. Total capital gains are subject to declaration on the income tax return if they exceed TRY 17,900 and are required to be declared in compliance with the Turkish Tax Regime.

•	For the “FUND” shares purchased after January 1, 2006:

1.	If the “FUND” both maintains at least 51% of the portfolio invested in Istanbul Stock Exchange Market and it is held more than a year period, gains shall not be subjected to withholding. Such gains shall be declared in compliance with the Turkish Tax Regime.

2.	If the “FUND” does not meet the conditions above, then gains shall be subjected to withholding at 10% for resident investors. In cases where non-resident investors can certify their own residency status, 0% of withholding shall be applied.

Stamp Taxes

According to the Turkish Stamp Tax Law (Law No. 488), all agreements and documents specified in the law with a monetary value indicated thereon are subject to a stamp tax with rates from 0.15% to 0.75%, which is calculated on the aggregate amount of such agreement or document. Stamp tax to be calculated for a particular “PAPER” is capped at a maximum of TRY 1,015,093 per original in 2008 and a maximum of TRY 1,136,904.10 per original in 2009.

United States Federal Income Taxation

The following discussion is a summary of certain material U.S. federal income tax considerations applicable to the ownership and disposition of shares or ADSs by you, if you are a U.S. holder. In general you will be a “U.S. holder” if:

•	you are the beneficial owner of our shares or ADSs;

•

you are either (i) an individual resident or citizen of the United States, (ii) a corporation (or certain other entities taxable as corporations for U.S. federal income tax purposes) created in or organized under the laws of the United States or any state thereof, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

•	you own our shares or ADSs as capital assets;

•	you own directly, indirectly or by attribution less than 10% of our outstanding share capital or voting stock;

•	you are fully eligible for benefits under the Limitation on Benefits article of the Treaty; and

•	you are not also a resident of Turkey for Turkish tax purposes.

The Treaty benefits discussed below generally are not available to holders who hold shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Turkey.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of its shares or ADSs.

The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular holder, including tax considerations that arise from rules of general application or that are generally assumed to be known by U.S. holders. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Regulations, rulings, administrative pronouncements, judicial decisions and the Treaty, all as of the date of this annual report. All of these authorities are subject to change, possibly with retroactive effect, and to differing interpretations. In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to U.S. holders who are subject to special treatment under U.S. federal income tax law, including insurance companies, U.S. expatriates, dealers in stocks or securities, banks or financial institutions, tax-exempt organizations, regulated investment companies, retirement plans, traders in securities who elect to apply a mark-to-market method of accounting, persons who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, persons holding shares as part of a straddle, hedging or conversion transaction, persons subject to the alternative minimum tax, and persons having a functional currency other than the U.S. Dollar.

U.S. holders are urged to consult with their own tax advisors regarding the tax consequences of the ownership or disposition of shares or ADSs, including the effects of federal, state, local, foreign and other tax laws with respect to their particular circumstances.

Dividends

If we make distributions to you (other than certain distributions of Turkcell shares), you generally will be required to include in gross income as dividend income the amount of the distributions paid on the shares (including the amount of any Turkish taxes withheld in respect of such dividend as described above in “Taxation—Republic of Turkey Taxation”). Dividends paid by us will not be eligible for the dividends-received deduction applicable in some cases to U.S. corporations.

Any dividend paid in Turkish Lira, including the amount of any Turkish taxes withheld therefrom, will be includible in your gross income in an amount equal to the U.S. Dollar value of the Turkish Lira calculated by reference to the spot rate of exchange in effect on the date the dividend is received by you, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the Turkish Lira are converted into U.S. Dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. Dollars will be treated as U.S. source ordinary income or loss. Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. Dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

Any dividends paid by us to you with respect to shares or ADSs will be treated as foreign-source income and will be categorized as “passive category income” or, in the case of certain U.S. holders, “general category income.”

Subject to limitations, you may elect to claim a foreign tax credit against your U.S. federal income tax liability for Turkish income tax withheld from dividends received in respect of shares or ADSs. The rules relating to the determination of the foreign tax credit are complex. Accordingly, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for Turkish income tax withheld, but only for a year in which you elect to do so with respect to all foreign income taxes. A deduction does not reduce tax on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits.

Certain U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, amongst other things, the U.S. holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend income has been paid are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares and ADSs should constitute qualified dividend income for U.S. federal income tax purposes, and we anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holders. Each U.S. holder of shares or ADSs is urged to consult its own tax advisor regarding the availability to it of the reduced dividend tax rate in light of its own particular situation and regarding the computations of its foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits or reduced tax rates in respect of qualified dividends by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Turkish withholding tax on dividends or the availability of qualified dividend treatment could be affected by future actions that may be taken by the U.S. Treasury with respect to ADSs.

Sale, Exchange or other Disposition of Shares or ADSs

Upon the sale, exchange or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in your shares or ADSs (as determined in U.S. Dollars). Gain or loss upon the disposition of shares or ADSs generally will be U.S.-source gain or loss, and will be treated as long-term capital gain or loss if, at the time of the disposition, the holding period for the shares or ADSs exceeds one year. If you are an individual, any capital gains generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Your basis in your shares or ADSs must be adjusted to take into account any bonus shares received. To determine your adjusted basis, you are required to allocate your adjusted tax basis in the shares or ADSs you held as of the date the bonus shares were distributed between (x) your shares or ADSs and (y) the bonus shares you receive, in proportion to their relative fair market values immediately after the distribution. The holding period for bonus shares received will begin with the date that the shares or ADSs with respect to which the bonus shares were distributed were acquired. U.S. holders of shares or ADSs are urged to consult their own tax advisors to determine the exact consequences to them of the receipt and sale of the bonus shares for U.S. and other applicable tax purposes.

The surrender of ADSs in exchange for shares pursuant to the Deposit Agreement governing the ADSs will not be a taxable event for U.S. federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

Passive Foreign Investment Company Status

We currently believe that we were not a passive foreign investment company (a “PFIC”) for the taxable year ended December 31, 2008, for U.S. federal income tax purposes. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. A non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares and ADSs.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange, redemption or other disposition of shares or ADSs may be subject to information reporting to the Internal Revenue Service (the “IRS”) and possible U.S. backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

Overview

We are exposed to foreign exchange rate risk because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Ukrainian Hryvnia and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Ruble. Similarly, we are subject to market risk deriving from changes in interest rates that may affect the cost of our financing. We provide a detailed analysis of our foreign exchange and interest rate risks in Note 29.

Foreign Exchange Risk Management

Our functional currency is the TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in a number of different currencies. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Ruble. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into TRY at the exchange rates prevailing at the balance sheet date, with the resulting exchange differences recognized in the determination of net income. In 2008, net foreign exchange losses amounted to $44.5 million, resulting from transactions related to foreign exchange effects.

Market risk sensitive instruments consist of loans and borrowings denominated in foreign currencies (substantially in U.S. Dollars) totaling $785.9 million, which represents the majority of total indebtedness as of December 31, 2008.

To manage our foreign exchange risk more effectively, we may enter into forward transactions and option contracts. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings or collect premiums. As of December 31, 2008 we did not have any outstanding forward and option contracts to buy or sell U.S. Dollars against TRY. We have, however, as of April 1, 2009, sold approximately EUR 50 million (approximately $66.43 million as of April 1, 2009) notional of Euro/USD put options with an average tenor of 3 days. We do not have any put options or call options in any other currencies.

The basis for our sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all our assets and liabilities denominated in foreign currencies. This analysis excludes net foreign currency investments. It is estimated that a general increase of 10% in the value of TRY against other foreign currencies would have decreased our profit before income tax by approximately $16 million for the year ended December 31, 2008. These aforementioned assumptions are hypothetical and the actual results may differ substantially from the projected figures.

All hedging transactions have been authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect us from fluctuations in currency values. Analytical techniques are used to manage and monitor foreign exchange risk which include market valuation and sensitivity analysis. In addition, we keep a reasonable proportion of our monetary assets in U.S. Dollars to reduce our currency exposure. Furthermore, the maximum tariffs we may charge are adjusted periodically by the ICTA to account for, among other things, the devaluation of the TRY.

Interest Rate Risk Management

We are exposed to variations in interest rates, primarily in Euros, U.S. Dollars and TRY denominated debt and investments, which may affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk) and also cause changes in the values of our interest bearing assets, which have already been added to the balance sheet. We manage interest rate risk by financing non-current assets with long-term debt with variable interest rates and equity.

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2008							December 31, 2007
	Effective interest rate	Total carrying amount	2009	2010	2011	2012 thereafter	Fair Value	Effective interest rate	Total carrying amount	2008	2009	2010	2011 thereafter	Fair Value
Fixed rate instruments
Finance lease obligations	6.9%	8.9	3.3	2.5	3.1	—	8.9	8.3%	0.1	0.1	—	—	—	0.1

Variable rate instruments
Secured bank loans	—	—	—	—	—	—	—
USD floating rate loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Euro floating rate loans	—	—	—	—	—	—	—	4.4%	125.4	125.4	—	—	—	125.4
Unsecured bank loans
USD floating rate loans	5.6%	753.5	649.6	9.9	9.2	84.8	753.5	6.7%	610.5	471.1	9.9	9.2	120.3	610.5
Euro floating rate loans	—	—	—	—	—	—	—	5.3%	23.6	23.6	—	—	—	23.6
TRY floating rate loans	—	—	—	—	—	—	—	—	0.4	0.4	—	—	—	0.4
BYR floating rate loans	8.1%	23.5	3.0	3.3	4.2	13.0	23.5	—	—	—	—	—	—	—
Total		785.9	655.9	15.7	16.5	97.8	786.1		760.0	620.6	9.9	9.2	120.3	760.0

For contractual cash flows and nominal interest of bank loans, see Note 24 and Note 29 to our audited consolidated financial statements included in “Item 18. Financial Statements” of this annual reports on Form 20-F.

As of December 31, 2008, we did not have Turkish government floating rate noteholdings; therefore, we were not exposed to interest rate risks on our financial assets.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest bearing investments and interest bearing debts. When we assume a 1% increase in interest rates for all maturities from their levels as of December 31, 2008, with all other variables held constant, our profit before income tax decreases by $6.2 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2008. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

1.	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2008 based on criteria established in the Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

The evaluation of the effectiveness of internal control over financial reporting does not include the internal controls of the acquired assets of Belarussian Telecommunications Network, acquired on August 26, 2008. Such acquired assets and operations constituted approximately 7% of the total consolidated assets of the Group as of December 31, 2008 and accounted for less than 1% of total consolidated revenues and total consolidated net income of the Group for the year then ended.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik AS, our independent registered public accounting firm in Turkey, as stated in their attestation report which appears below under Item 15(c), Report of Independent Registered Public Accounting Firm.

(c) Attestation Report of the Independent Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Turkcell Iletisim Hizmetleri A.S.:

We have audited Turkcell Iletisim Hizmetleri A.S. and its subsidiaries’ (the “Group”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In conducting the evaluation of the effectiveness of internal control over financial reporting, the Group did not include the internal controls of the acquired assets of Belarussian Telecommunications Network, which the Group acquired on August 26, 2008. Belarussian Telecommunications Network’s total assets and operations constituted approximately 7% of the total consolidated assets of the Group as of December 31, 2008 and accounted for less than 1% of total consolidated revenues of the Group for the year then ended. Our audit of internal control over financial reporting of the Group also excluded an evaluation of the internal control over financial reporting associated with the acquired assets of Belarussian Communications Network.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated income statements, consolidated statements of recognized income and expense and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated April 29, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ Akis Bagimsiz Denetim ve Serbest

Muhasebeci Mali Musavirlik A.S.

Istanbul, Turkey

April 29, 2009

(d) Changes in Internal Control Over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting except for the remediation of material weakness that was identified as of December 31, 2007.

ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT

Currently no independent audit committee member is an “audit committee financial expert” as defined in Item 16A of Form 20-F because, after self-evaluation, our audit committee members did not consider themselves, individually, as an “audit committee financial expert”. However, both our audit committee members and our Board of Directors believe that our audit committee members are qualified to carry out their duties on the audit committee.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and other executive officers and financial officers. This code of ethics is posted on our website, www.turkcell.com.tr.

ITEM 16C. PRINCIPAL	ACCOUNTANT FEES AND SERVICES

Akis Bagimsiz Denetim Serbest Muhasebeci Mali Musavirlik A.S. (“KPMG”) has served as our independent registered public accountants in Turkey for each of the financial years in the three-year period ended December 31, 2008, for which audited financial statements appear in this annual report on Form 20-F. Our auditors are elected annually at our Annual General Assembly of Shareholders.

The following table presents the aggregate fees for professional services and other services rendered by KPMG to us in 2008, 2007 and 2006.

	2008 $m	2007 $m	2006 $m
Audit Fees(1)	2.4	2.9	3.6
Audit-Related Fees(2)	—	1.0	—
Tax Fees	—	—	—
All Other Fees(3)	—	—	—
Total	2.4	3.9	3.6

(1)	Audit Fees consist of fees billed for professional services pertaining to the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.
(3)	All Other Fees consist of fees billed for products and services other than services provided under Audit Fees, Audit-Related Fees and Tax Fees.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has determined that all work performed by our external auditors for the year 2009 will be approved by our audit committee and, therefore, it has not adopted blanket pre-approval policies and procedures.

ITEM 16D. EXEMPTIONS	FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES	OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any affiliated purchaser made any purchases of our ordinary shares during the fiscal year ended December 31, 2008.

ITEM 16F. CHANGE	IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE	GOVERNANCE

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

Below is a summary of the significant differences between our corporate governance practices and those that would apply to U.S. companies under the NYSE corporate governance rules:

NYSE Corporate Governance Rule for U.S. Issuers	Our Practice as a Foreign Private Issuer
Listed companies must have a majority of independent directors.	The CMB Principles require that at least one third of board members (and in any case at least two members) be independent according to the criteria set forth therein. We currently have one member of our Board of Directors that is deemed to meet the “independence” standards of both the SEC and the CMB Principles. This member of our Board of Directors does not meet the independence standard set forth in the NYSE corporate governance rules, except for NYSE Rule 303A.06, and does not constitute a majority of our board.

The non-management directors of each company must meet at regularly scheduled executive sessions without management.	Turkish law does not make any distinction between management and non-management directors. Members of the board who are not also members of management do not meet in regularly scheduled executive sessions.

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

Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	The CMB Principles do not require us to have a compensation committee. Our corporate governance committee may develop and recommend a compensation policy to our Board of Directors in respect of our directors, the Chief Executive Officer and Chief Financial Officer.

NYSE Corporate Governance Rule for U.S. Issuers	Our Practice as a Foreign Private Issuer

Listed companies must have an audit committee that satisfies requirements set forth in Exchange Act Rule 10A-3 and additional requirements, including: (i) a minimum of three members; (ii) independence as defined in NYSE Rule 303A.02; (iii) a written charter that addresses minimum duties in addition to those required by Exchange Act Rule 10A-3.

Our audit committee has two members, in accordance with Turkish practice: Mr. Colin J. Williams and Mr. Alexey Khudyakov. Mr. Williams chairs the committee and is considered independent under the U.S. Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of NYSE and the Turkish CMB Corporate Governance Principles. Mr. Khudyakov is an observer on the audit committee and is not considered independent under the U.S. Sarbanes-Oxley Act of 2002 and rules promulgated thereunder. On January 26, 2007 the Turkish CMB informed Turkcell that Alexey Khudyakov’s current status, as an “observer member” on the audit committee does not satisfy the requirements under Article 25 of the CMB’s “Committees Responsible for Auditing”. The CMB has stated that steps must be taken urgently so that our Company can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive board member and have initiated a lawsuit before an administrative court seeking to suspend the execution and to annul the decision of the CMB with respect to Mr. Khudyakov. The administrative court ultimately dismissed our lawsuit in January 2008. In March 2008, we appealed before the Council of State and on April 9, 2008, the Council of State rejected our request to suspend the decision. We are still awaiting a final decision with respect to this appeal. By a decision notified to us on October 23, 2008, the CMB penalized Turkcell TRY 11,836 (approximately $7,000 as of April 1, 2009) for not complying with its decision that stated that Mr. Khudyakov’s current status as an “observer member” on the audit committee did not satisfy the requirements under Article 25 of the CMB’s “Committees Responsible for Auditing.” The CMB also required Turkcell to inform its shareholders at the next General Assembly (which was held on January 30, 2009) of this administrative penalty. In November 2008, we commenced a lawsuit before the court. The lawsuit is still pending.

Mr. Williams and Mr. Khudyakov are non-executive board members as required by the CMB Communiqué Serial:X No: 19 (since June 12, 2006, Communiqué Serial:X No: 22) which is binding upon public companies in Turkey. Under Turkish law, our entire Board of Directors is responsible for all decisions; as a result the audit committee’s duties are advisory. Pursuant to Turkish law, our external

NYSE Corporate Governance Rule for U.S. Issuers	Our Practice as a Foreign Private Issuer

auditor is nominated by the Board of Directors upon advice of the audit committee and approved by our general assembly of shareholders.

The audit committee has revised its charter, effective June 20, 2005 and reviewed both “Turkcell Common Values and Business Ethics Document” and “Implementation of Turkcell Common Values and Business Ethics Rules” in order to comply with the requirements of applicable CMB legislation and Exchange Act Rule 10A-3 and NYSE 303A.06. There has been a second revision, effective July 21, 2006, to reconsider membership criteria. Our audit committee charter satisfies the requirements of the CMB. The charter does not provide for: an audit committee report to be included in Turkcell’s annual proxy statement as it is not subject to the SEC proxy requirements; a review with the independent auditor of problems or difficulties and management’s responses thereto, although such review is not prohibited by the charter; the discussion of policies with respect to risk assessment and risk management, although such discussion is not prohibited by the charter; the review by the committee of Turkcell’s earnings releases or financial information or earnings guidance provided to analysts and ratings agencies; or the setting of clear hiring policies for employees or former employees of the independent auditors, although it does provide that the audit committee shall ensure that the independent auditors remain independent and avoid any conflicts of interest while performing their duties.

Listed companies must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	We are not required specifically by the CMB Principles to adopt corporate governance guidelines. However, our Board of Directors has adopted Corporate Governance Guidelines and posted a summary on its official website www.turkcell.com.tr. Our corporate governance guidelines largely cover the subjects requested by the NYSE corporate governance standards except director qualification standards and director compensation.

ITEM 17. FINANCIAL	STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL	STATEMENTS

Our audited consolidated financial statements as of December 31, 2008, and for each of the years in the three-year period ended December 31, 2008, are filed as part of this annual report, on pages F-4 through F-87.

ITEM 19.	EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.1	Articles of Association of Turkcell Iletisim Hizmetleri A.S.

8.1	Subsidiaries of Turkcell.

12.1	Certification of Sureyya Ciliv, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of Serkan Okandan, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 30, 2009	By:	/s/ SUREYYA CILIV
Sureyya Ciliv
Chief Executive Officer

Date: April 30, 2009	By:	/s/ SERKAN OKANDAN
Serkan Okandan
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Turkcell Iletisim Hizmetleri A.S.:

We have audited the accompanying consolidated balance sheets of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries (the “Group”) as of December 31, 2008 and 2007, and the related consolidated income statements, consolidated statements of recognized income and expense, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Fintur Holdings B.V. (“Fintur”), a 41.45 percent owned equity accounted investee company. The Group’s investment in Fintur at December 31, 2008 and 2007 was $207 million and $515 million, respectively, and its share of profit of Fintur was $151 million, $109 million and $81 million for the years 2008, 2007 and 2006, respectively. Those consolidated financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Fintur, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Turkcell Iletisim Hizmetleri A.S. and its subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 29, 2009 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ Akis Bagimsiz Denetim ve Serbest

Muhasebeci Mali Musavirlik A.S.

Istanbul, Turkey

April 29, 2009

FINTUR HOLDINGS B.V.

Report of Independent Registered Public Accounting Firm

To the Shareholders and

Board of Directors of Fintur Holdings B.V.

We have audited the consolidated balance sheets of Fintur Holdings B.V. (“Fintur” or the “Company”) and its subsidiaries as at 31 December 2008 and 2007 and consolidated statements of income, of changes in shareholders’ equity and of cash flows for the years ended 31 December 2008, 2007 and 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fintur and its subsidiaries as at 31 December 2008 and 2007 and the results of their operations and their cash flows for the years ended 31 December 2008, 2007 and 2006 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basaran Nas Bagimsiz Denetim ve

Serbest Muhasebeci Mali Musavirlik A.S.

a member of

PricewaterhouseCoopers

/s/    Mert Tuten, SMMM

Partner

Istanbul, 27 April 2009

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

As at 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2008	2007
Assets
Property, plant and equipment	12	2,096,070	2,221,895
Intangible assets	13	1,452,895	1,375,403
Investments in equity accounted investees	14	313,723	664,385
Other investments	15	34,614	42,354
Due from related parties	33	45,349	68,871
Other non-current assets	16	54,007	44,171
Deferred tax assets	17	1,144	2,446

Total non-current assets		3,997,802	4,419,525

Inventories		19,457	23,424
Other investments	15	689	28,218
Due from related parties	33	64,013	52,482
Trade receivables and accrued income	18	587,385	558,563
Other current assets	19	138,788	291,534
Cash and cash equivalents	20	3,259,792	3,095,300

Total current assets		4,070,124	4,049,521

Total assets		8,067,926	8,469,046

Equity
Share capital	21	1,636,204	1,636,204
Share premium	21	434	434
Capital contributions	21	18,202	—
Reserves	21	(706,384)	931,913
Retained earnings	21	4,437,071	3,224,526

Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		5,385,527	5,793,077

Minority interest	21	58,116	138,128

Total equity		5,443,643	5,931,205

Liabilities
Loans and borrowings	24	130,020	140,404
Employee benefits	25	26,717	27,229
Provisions	27	4,490	—
Other non-current liabilities	23	227,511	—
Deferred tax liabilities	17	130,491	132,388

Total non-current liabilities		519,229	300,021

Bank overdraft	20	4,372	2,125
Loans and borrowings	24	655,909	619,555
Income taxes payable	11	126,585	443,194
Trade and other payables	28	964,421	759,019
Due to related parties	33	21,032	17,978
Deferred income	26	250,386	324,815
Provisions	27	82,349	71,134

Total current liabilities		2,105,054	2,237,820

Total liabilities		2,624,283	2,537,841

Total equity and liabilities		8,067,926	8,469,046

The notes on page F-9 to F-97 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2008	2007	2006
Revenue	8	6,970,408	6,328,580	4,700,307
Direct cost of revenue		(3,409,013)	(3,103,427)	(2,627,890)

Gross profit		3,561,395	3,225,153	2,072,417

Other income		14,136	7,799	8,050
Selling and marketing expenses		(1,351,692)	(1,138,154)	(827,516)
Administrative expenses		(309,349)	(252,841)	(154,917)
Other expenses		(17,990)	(22,423)	(6,467)

Results from operating activities		1,896,500	1,819,534	1,091,567

Finance income	10	442,099	308,368	184,015
Finance expenses	10	(136,769)	(551,142)	(108,038)

Net finance income/(expense)		305,330	(242,774)	75,977

Share of profit of equity accounted investees	14	102,990	64,906	78,616

Profit before income tax		2,304,820	1,641,666	1,246,160

Income tax expense	11	(549,758)	(322,418)	(413,242)

Profit for the period		1,755,062	1,319,248	832,918

Attributable to:
Equity holders of Turkcell Iletisim Hizmetleri AS		1,836,824	1,350,162	875,491
Minority interest		(81,762)	(30,914)	(42,573)

Profit for the period		1,755,062	1,319,248	832,918

Basic and diluted earnings per share (in full USD)	22	0.834920	0.613710	0.397951

The notes on page F-9 to F-97 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	2008	2007	2006
Foreign currency translation differences	(1,458,366)	811,302	(135,275)
Net change in fair value of available-for-sale securities	(5,360)	2,666	2,015

Income and expense recognized directly in equity	(1,463,726)	813,968	(133,260)

Profit for the period	1,755,062	1,319,248	832,918

Total recognized income for the period	291,336	2,133,216	699,658

Attributable to:
Equity holders of Turkcell Iletisim Hizmetleri AS	363,504	2,178,398	741,400
Minority interest	(72,168)	(45,182)	(41,742)

Total recognized income for the period	291,336	2,133,216	699,658

The notes on page F-9 to F-97 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2008	2007	2006
Cash flows from operating activities
Profit for the period		1,755,062	1,319,248	832,918
Adjustments for:		369,540	1,264,562	1,072,156
Depreciation	12	433,942	532,915	498,533
Amortization of intangibles	13	245,985	260,062	231,480
Net finance income/(expense)	10	(349,219)	11,784	(67,660)
Income tax expense	11	549,758	322,418	413,242
Share of profit of equity accounted investees		(151,629)	(111,254)	(94,021)
Loss/(gain) on sale of property, plant and equipment		(6,931)	3,869	(1,279)
Translation reserve		(344,346)	137,317	17,530
Amortization of transaction costs of borrowings		—	5,100	7,996
Deferred income		(3,293)	102,351	66,335
Gain on sale of a subsidiary		(4,727)	—	—

		2,124,602	2,583,810	1,905,074
Change in trade receivables	18	(145,670)	(177,819)	(11,552)
Change in due from related parties	33	2,124	26,698	6,153
Change in inventories		(267)	(10,128)	(2,512)
Change in prepaid expenses	16-19	(16,590)	(9,034)	(19,331)
Change in other current assets	19	(10,618)	24,482	(247)
Change in other non-current assets	16	(10,704)	(24,782)	17,053
Change in due to related parties	33	(6,541)	10,302	945
Change in trade and other payables		66,690	15,285	105,795
Change in other current liabilities		206,537	67,457	(37,823)
Change in other non-current liabilities		52,452	(9,029)	2,267
Change in employee benefits	25	5,773	5,931	1,801
Change in provisions		29,704	23,832	(2,261)

		2,297,492	2,527,005	1,965,362
Interest paid		(25,050)	(37,024)	(42,879)
Income tax paid		(687,292)	(347,202)	(67,592)
Dividend received	14	89,235	13,397	—

Net cash from operating activities		1,674,385	2,156,176	1,854,891

Cash flows from investing activities
Proceeds from sale of property plant and equipment		16,693	7,657	3,609
Proceeds from currency option contracts		14,655	17,807	—
Proceeds from sale of available-for-sale financial assets		78,542	36,698	20,490
Proceeds from settlement of held-to-maturity investments		—	8,586	9,218
Interest received		354,211	250,423	161,536
Dividends received		—	18,756	21,558
Acquisition of property, plant and equipment	12	(603,568)	(564,859)	(370,377)
Acquisition of intangibles	13	(193,219)	(206,985)	(234,382)
Acquisition of subsidiaries, net of cash acquired	7	(309,967)	—	—
Acquisition of minority interest		—	—	(17,591)
Payment of currency option contracts premium		(4,970)	(8,501)	—
Acquisition of equity accounted investees and other investments		—	—	(163,432)
Acquisition of available-for-sale financial assets		(47,549)	(119)	(56,718)
Acquisition of held-to-maturity investments		—	—	(6,407)

Net cash used in investing activities		(695,172)	(440,537)	(632,496)

Cash flows from financing activities
Payment of transaction costs		—	(205)	(51,472)
Dividends paid		(556,973)	(457,625)	(342,166)
Proceeds from issuance of loans and borrowings		601,000	498,666	772,434
Repayment of borrowings		(487,999)	(435,038)	(862,386)
Change in minority interest		72,199	127,220	87,745
Reimbursement of borrowing costs		—	11,983	—
Proceeds from capital contribution		18,202	—	—

Net cash used in financing activities		(353,571)	(254,999)	(395,845)

Effects of foreign exchange rate fluctuations on balance sheet items		(418,945)	276,837	4,940
Net increase in cash and cash equivalents		206,697	1,737,477	831,490
Cash and cash equivalents at 1 January		3,093,175	1,598,355	808,153
Effect of exchange rate fluctuations on cash and cash equivalents		(44,452)	(242,657)	(41,288)

Cash and cash equivalents at 31 December		3,255,420	3,093,175	1,598,355

The notes on page F-9 to F-97 are an integral part of these consolidated financial statements.

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

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Turkcell Plaza, Mesrutiyet caddesi No. 71, 34430 Tepebasi/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the License. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender by the Information and Communication Technologies Authority regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A Type license providing the widest frequency band, at a consideration of EUR 358 million (excluding Value Added Tax (“VAT”)). Payment will be made in cash following the necessary approvals and expected to take place in March 2009.

On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

As at 31 December 2008, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related party footnote. On 28 November 2005, upon completion of a series of transactions, Alfa Group acquired 13.2% indirect ownership in the Company through its Altimo subsidiary. On the basis of publicly available information, Alfa Group transferred control over 50% of its previously held shares to Nadash International Holdings Inc. in January 2008.

The consolidated financial statements of the Company as at and for the year ended 31 December 2008 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. Subsidiaries of the Company, their locations and their business are given in note 34. The Company’s and each of its subsidiaries’, associate’s and joint venture’s financial statements are prepared as at and for the year ended 31 December 2008.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Group’s consolidated financial statements were approved by the Company management on 29 April 2009.

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

The consolidated financial statements are presented in US Dollars (“USD”), rounded to the nearest thousand. Moreover, all financial information expressed in New Turkish Lira (“TRY”), Euro (“EUR”) and Swedish Krona (“SEK”) have been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TRY. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of East Asian Consortium BV (“Eastasia”) is EUR. The functional currency of LLC Astelit (“Astelit”), Global Bilgi LLC (“Global LLC”) and UkrTower LLC (“UkrTower”) is Ukrainian Hryvnia. The functional currency of Belarussian Telecommunications Network (“Belarussian Telecom”) is Belarussian Roubles (“BYR”).

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

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are described in notes 4, 7 and 32 and detailed analysis with respect to accounting estimates and critical judgments of bad debts, useful lives or expected patterns of consumption of the future economic benefits embodied in depreciable assets, income taxes and revenue recognition are provided below:

Key sources of estimation uncertainty

In note 29, detailed analysis is provided for the foreign exchange exposure of the Group and risks in relation to foreign exchange movements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Critical accounting judgments in applying the Group’s accounting policies

Certain critical accounting judgments in applying the Group’s accounting policies are described below:

Allowance for doubtful receivables

The impairment losses in trade and other receivables are based on management’s evaluation of the volume of the receivables outstanding, historical collection trends and general economic conditions. Should economic conditions, collection trends or any specific industry trend worsen compared to management estimates, allowance for doubtful receivables recognised in consolidated financial statements may not be sufficient to cover bad debts.

Useful lives of assets

The useful economic lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful life of the licenses are based on duration of the sold license agreement.

The GSM license that is held by Belarussian Telecom, newly acquired consolidated subsidiary, expires in 2015. According to the Share Purchase Agreement signed, the State Committee on Property of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years and such license shall be extended for an additional 10 years for an insignificant consideration. In the consolidated financial statements, amortization charge is recorded on the assumption that the license will be extended.

Commission fees

Commission fees relate to services performed in relation to betting games where the Group acts as an agent in the transaction rather than as a principal. In the absence of specific guidance under IFRSs on distinguishing between an agent and a principal, management considered the following factors:

•	The Group does not take the responsibility for fulfilment of the games.

•	The Group does not collect the proceeds from the final customer and it does not bear the credit risk.

•	The Group earns a stated percentage of the total turnover.

Revenue recognition

In arrangements which include multiple elements, the Group considers the elements to be separate units of accounting in the arrangement. Deliverables are accounted separately where a market for each deliverable exists and if the recognition criterion is met individually. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Company management assesses the likelihood that the deferred tax assets will be recovered from future taxable income, and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Group entities.

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

Losses that exceed the minority interest in the equity of a subsidiary may create a debit balance on minority interests only if the minority has a binding obligation to fund the losses and is able to make an additional investment to cover the losses. Unless this is the case, the losses are attributed to the Company’s majority interest within the profit for the period. If the subsidiary subsequently reports profits then these profits are allocated to the parent until the share of losses absorbed previously by the parent has been recovered.

(ii)	Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of International Financial Reporting Standards No. 3 (“IFRS 3”) “Business Combinations” and are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established. The assets and liabilities acquired from entities under common control are recognised at the carrying amounts recognised previously in the Group’s controlling shareholder’s consolidated financial statements. The components of equity of the acquired entities are added to the same components within the Group equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(iii)	Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognised at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment loss. The consolidated financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. The Group’s equity accounted investees as at 31 December 2008 are Fintur Holdings BV (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

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

(v)	Minority interests

Where a put option is granted by the Group to the minority shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognised a liability for the present value of the estimated exercise price of the option. The interests of the minority shareholders that hold such put options are derecognised when the financial liability is recognised. The corresponding interests attributable to the holder of the puttable minority interests are presented as attributable to the equity holders of the parent and not as attributable to those minority shareholders. The difference between the put option liability recognised and the amount of minority interest derecognised is recorded under equity. Subsequent changes in the fair value of the put options granted to the minority shareholders in existing subsidiaries are also recognised in equity, except the imputed interest on the liability is recognised in the consolidated income statement.

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

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognised directly in equity.

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

Assets and liabilities for each balance sheet presented (including comparatives) are translated to USD at exchange rates at the balance sheet date. Income and expenses for each income statement (including comparatives) are translated to USD at monthly average exchange rates.

Foreign currency differences arising on retranslation are recognised directly in a separate component of equity.

(iv)	Net investment in foreign operations

Foreign currency differences arising from the translation of the net investment in foreign operations are recognized in foreign currency translation reserve. They are transferred to the income statement upon disposal of the foreign operations.

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

Estimated exercise price of put options

Under the terms of certain agreements, the Group is committed to acquire the interests owned by minority shareholders in consolidated subsidiaries, if these minority interests wish to sell their share of interests.

As the Group has unconditional obligation to fulfil its liabilities under these agreements, International Accounting Standards No: 32 (“IAS 32”) “Financial instruments: Disclosure and Presentation”, requires the value of such put option to be presented as a financial liability on the balance sheet for the present value of the estimated option redemption amount. The Group accounted such transactions under the anticipated acquisition method and the interests of minority shareholders that hold such put option are derecognised when the financial liability is recognised. The Group accounted the difference between the amount recognised initially for the exercise price of the put option and the carrying amount of minority in equity.

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

Embedded derivatives are separated from the host contract and accounted for separately if a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and c) the combined instrument is not measured at fair value through profit or loss.

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

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or constructions of qualifying assets are recognized in profit or loss as incurred or capitalized during the period.

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

Depreciation is recognized in the profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21—50 years
Network infrastructure	3—8 years
Equipment, fixtures and fittings	4—5 years
Motor vehicles	4—5 years
Central betting terminals	1—10 years
Leasehold improvements	5 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

(e)	Intangible assets

Intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)).

(i)	Goodwill

Goodwill or negative goodwill arises on the acquisition of subsidiaries, associates and joint ventures.

Goodwill represents the excess of the cost of the acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquire. When the excess is negative (negative goodwill), it is recognised immediately in profit or loss.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.

(ii)	Subsequent expenditure

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

iii)	Amortization

Amortization is recognized in the profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Computer software	3—8years
GSM and other telecommunications license	3—25years
Transmission lines	10 years
Central betting system operating right	1 year
Customer base	2—8years
Brand name	10 years
Customs duty and VAT exemption right	4.4 years

(f)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s balance sheet.

(g)	Inventories

Inventories are measured at the lower of cost or net realizable value. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2008, inventories mainly consist of simcards, scratch cards and handsets.

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

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TRY 2,260 as at 31 December 2008 (equivalent to full $1,494 as at 31 December 2008), which is effective from 1 January 2009, (31 December 2007: full TRY 2,030 (equivalent to full $1,342 as at 31 December 2008)) per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

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

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract. The Company did not recognize any provision for onerous contracts as at 31 December 2008.

Site restoration

In accordance with one of the Group’s subsidiary published environmental policy and applicable legal requirements, a provision for site restoration at base stations’ locations and future dismantling costs of base station equipment is provided.

(k)	Revenue

Revenues are recognized as the fair value of the consideration received or receivable, net of returns, trade discounts and rebates. Communication fees include postpaid revenues from incoming and outgoing calls, additional services, prepaid revenues, interconnect revenues and roaming revenues. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunications services. Deferred income is recorded under current liabilities.

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other goods / services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

may be bundled with other services. Deliverables are accounted separately where a market for each deliverable exists and if the recognition criterion is met individually. Costs associated with each deliverable are recognized at the time of revenue recognized. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. Revenues allocated to handsets given in connection with campaigns are recognized under other revenues.

Revenue from sale of handsets, which is included in other revenue, is recognised when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Commission fees mainly comprised of net takings earned to a maximum of 7% of gross takings, as a head agent of fixed odds betting games starting from 15 March 2007 and 4.3% commission recognized based on the para-mutual and fixed odds betting games operated on Central Betting System.

Prior to 15 March 2007, under the former head agency agreement, head agency commission fees were earned to a maximum of 12% of gross takings. In relation to the new contract signed with Spor Toto Teskilat Mudurlugu (“Spor Toto”) on 29 August 2008, commission rate applicable will decrease to 1.4% effective from March 2009. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the head agency agreement, Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Simcard sales are recognized upfront upon delivery to subscribers, net of returns, discounts and rebates. Simcard costs are also recognized upfront upon sale of the simcard to the subscriber.

Call center revenues are recognized at the time services are rendered.

The revenue recognition policy for other revenues is to recognise revenue as services are provided.

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

Finance income comprises interest income on funds invested (including available-for sale financial assets), late payment interest income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on derivative instruments that are recognised in profit or loss. Interest income is recognised as it accrues, using the effective interest method.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognised on financial assets. Borrowing costs that are recognised in profit or loss or capitalized are accounted using the effective interest method.

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

(o)	Income taxes

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

(r)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective at 31 December 2008, and have not been applied in preparing these consolidated financial statements:

•

IFRS 8 “Operating Segments” introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for the Group’s 2009 consolidated financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. Currently, the Group presents segment information in respect of its business and geographical segments (see note 6).

•

Revised IAS 23 “Borrowing Costs” removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as a part of the cost of that asset. The revised IAS 23 will become mandatory for the Group’s 2009 consolidated financial statements and will not constitute a change in accounting policy for the Group.

•

IFRIC 13 “Customer Loyalty Programmes” addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programmes for their customers. It relates to customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group’s 2009 consolidated financial statements, is not expected to have significant impact on the consolidated financial statements.

•

Revised IAS 1 “Presentation of Financial Statements” (2007) introduces as a financial statement “the statement of comprehensive income”, which represents changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. Total comprehensive income may be presented in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in a single statement), or in an income statement and a separate statement of comprehensive income. The revised standard does not change the recognition, measurement or disclosure of transactions and events that are required by other IFRS’s. Revised IAS 1, which becomes mandatory for the Group’s 2009 consolidated financial statements, is expected to have a limited impact on the presentation of the consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

•	Revised IFRS 3 “Business Combinations” (2008) incorporates the following changes that are likely to be relevant to the Group’s operations:

•	The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations.

•	Contingent consideration will be measured at fair value, with subsequent changes therein recognised in profit or loss.

•	Transaction costs, other than share and debt issue costs, will be expensed as incurred.

•	Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognised in profit or loss.

•

Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Revised IFRS 3, which becomes mandatory for the Group’s 2010 consolidated financial statements, will be applied prospectively and therefore there will be no impact on prior periods in the Group’s 2010 consolidated financial statements.

•

Amended IAS 27 “Consolidated and Separate Financial Statements” (2008) requires accounting for changes in ownership interests by the Group in a subsidiary, while maintaining control, to be recognised as an equity transaction. When the Group loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognised in profit or loss. The amendments to IAS 27, which become mandatory for the Group’s 2010 consolidated financial statements, are not expected to have a significant impact on the consolidated financial statements.

•

Amendment to IFRS 2 “Share-based Payment—Vesting Conditions and Cancellations” clarifies the definition of vesting conditions, introduces the concept of non-vesting conditions, requires non-vesting conditions to be reflected in grant-date fair value and provides the accounting treatment for non-vesting conditions and cancellations. The amendments to IFRS 2 will become mandatory for the Group’s 2009 consolidated financial statements, with retrospective application and are not expected to have any impact on the consolidated financial statements.

•

Amendments to IAS 32 “Financial Instruments”: Presentation and IAS 1 Presentation of Financial Statements—Puttable Financial Instruments and Obligations Arising on Liquidation requires puttable instruments, and instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation, to be classified as equity if certain conditions are met. The amendments, which become mandatory for the Group’s 2009 consolidated financial statements, with retrospective application required, are not expected to have any impact on the consolidated financial statements.

•

The International Financial Reporting Interpretations Committee (“IFRIC”) issued on 3 July 2008 an interpretation IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”. IFRIC 16 applies to an entity that hedges the foreign currency risk arising from its net investments in foreign operations and wishes to qualify for hedge accounting in accordance with IAS 39. It does not apply to other types of hedge accounting. The interpretation is effective for annual periods beginning on or after 1 October 2008 and is not expected to have any effect on the consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

•

The IFRIC issued on 3 July 2008 an Interpretation, IFRIC 15 “Agreements for the Construction of Real Estate”. The Interpretation will standardize accounting practice across jurisdictions for the recognition of revenue among real estate developers for sales of units, such as apartments or houses before construction is complete. The Interpretation is effective for annual periods beginning or after 1 January 2009 and is not expected to have any effect on the consolidated financial statements.

•

Eligible Hedged Items (amendment to IAS 39 “Financial Instruments: Recognition and Measurement”) introduces application guidance to illustrate how the principles underlying hedge accounting should be applied in the designation of i) a one-sided risk in a hedged item and ii) inflation in a financial hedged item. The amendment is effective, with retrospective application, for annual periods beginning on or after 1 July 2009 and is not expected to have any effect on the consolidated financial statements.

•

IFRIC 17, “Distributions of Non-cash Assets to Owners”, requires entities to recognise certain distributions of non-cash assets at fair value, and to recognise in profit or loss the difference between the fair value of the assets distributed and their carrying amounts. IFRIC 17 provides guidance on when and how a liability for certain distributions of non-cash assets is recognised and measured, and how to account for settlement of that liability. Transactions within its scope will need to be measured at fair value. IFRIC 17 is effective for annual periods beginning on or after July 2009; earlier application is permitted only if IFRS 3 Business Combinations (2008), IAS 27 Consolidated and Separate Financial Statements (2008) and the related amendments to IFRS 5 are applied at the same time.

•

IFRIC 18 “Transfers of Assets from Customers” provides guidance on transfers of property, plant and equipment (or cash to acquire it) for entities that receive such contributions from their customers. IFRIC 18 applies prospectively to transfers of assets from customers received on or after July 2009; earlier application is permitted provided that the necessary valuations and other information were obtained at the time that those transfers occurred. The interpretation is not expected to have significant effect on the consolidated financial statements.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(ii) Intangible assets

The fair value of the brand acquired in the Superonline Uluslararasi Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri AS (“Superonline”) business combination is based on the discounted estimated royalty payments that have been avoided as a result of the brand being owned. The fair value of customer base acquired in the Superonline business combination are valued using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of custom duty and VAT exemption agreement in the Belarussian Telecom business combination is based on the incremental cash flows method (cost saving approach) and this was used for the valuation analysis.

The fair value of Mobile telephony licenses (GSM&UMTS) in the Belarussian Telecom business combination is based on the Greenfield (build-out) method, which is estimated to be appropriate and commonly used for the valuation of licenses, and this was used for the valuation analysis.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price or over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(iv)	Trade and other receivables / due from related parties

The fair values of trade and other receivables and due from related parties are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v)	Derivatives

The fair value of forward exchange contracts and option contracts are based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

(vi)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(vii)	Exercise price of financial liability related to minority share put option

The Group measures the estimated exercise price of the financial liability originating from put options granted to minorities as the present value of estimated option redemption amount. Present value of the estimated option redemption amount is based on the fair value of estimation for the company subject to the put option.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Company has estimated a value based on multiple approaches including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as of 31 August 2013, which the exercise date of the put option, is then discounted back to 31 December 2008.

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

The instant impact of the global turmoil across global financial markets came out to be a sharp increase in foreign currency exchange rates in Turkey. Consequently, the depreciation of TRY against USD and EUR was 29.8% and 25.2%, respectively as at 31 December 2008 when compared to the exchange rates as at 31 December 2007. Please refer to note 29 for additional information on the Group’s exposure to this turmoil.

Credit risk

Credit risk is the risk of a financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

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

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, ageing profile, maturity and existence of previous financial difficulties. Trade receivables and accrued service income are mainly related to the Group’s subscribers. The Group exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers.

Investments are preferred to be in liquid securities and mostly with counterparties that have a credit rating equal or better than the Group. Some of the collection banks have credit ratings that are lower than the Group’s, or they may not be rated at all, however, policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of receivables from subscribers. This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on historical data of payment statistics. Impairment loss as a percentage of revenues represented 0.9% of revenues for the year ended 31 December 2008. If impairment loss as a percentage of revenues increased to 1.5% of revenues, the impairment loss would have been increased by $38,878, negatively impacting profit for the year ended 31 December 2008.

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

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, deferred payments related to the acquisition of Belarussian Telecom and financial liability in relation to put option for the acquisition of minority shares of Belarussian Telecom that are denominated in a currency other than the respective functional currencies of Group entities, primarily TRY for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR, USD and SEK.

Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates. The Group uses forward exchange contracts to hedge its currency risk.

The Group’s investments in its equity accounted investee Fintur and its subsidiaries in Ukraine and Republic of Belarus are not hedged with respect to the currency risk arising from the net assets as those net investments are considered to be long-term in nature.

Interest rate risk

The Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 31 December 2008.

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

The Group comprises the following main geographical segments: Turkey, Ukraine, Republic of Belarus and Turkish Republic of Northern Cyprus.

Business segments:

In presenting information on the basis of business segments, segment revenue is based on the operational activity of the entities. Segment assets are based on the intended use of the assets.

The Group comprises the following main business segments: Telecommunications and betting businesses.

Communication fees, handset revenues, monthly fixed fees, simcard revenues are the main types of product and services included in the telecommunications business.

Commission fees are the type of service only included in the betting business.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Geographical segments

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Republic of Belarus		Other		Eliminations		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Total external revenues	6,456,081	5,991,916	436,716	252,821	77,147	83,843	464	—	—	—	—	—	6,970,408	6,328,580
Inter-segment revenue	4,185	5,275	1,977	1,230	9,099	5,995	2	—	—	—	(15,263)	(12,500)	—	—

Total segment revenue	6,460,266	5,997,191	438,693	254,051	86,246	89,838	466	—	—	—	(15,263)	(12,500)	6,970,408	6,328,580

Segment result	1,959,157	1,928,611	(68,600)	(108,042)	23,424	13,631	(16,133)	—	(156)	(90)	2,662	48	1,900,354	1,834,158
Unallocated expense, net													(3,854)	(14,624)

Results from operating activities													1,896,500	1,819,534

Net finance income/(expense)													305,330	(242,774)
Share of profit/(loss) of equity accounted investees	(48,114)	(44,045)							151,104	108,951			102,990	64,906
Income tax expense													(549,758)	(322,418)

Profit for the period													1,755,062	1,319,248

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Other		Eliminations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Total external revenues	5,991,916	4,544,493	252,821	87,949	83,843	67,865	—	—	—	—	6,328,580	4,700,307
Inter-segment revenue	5,275	1,251	1,230	—	5,995	5,384	—	—	(12,500)	(6,635)	—	—

Total segment revenue	5,997,191	4,545,744	254,051	87,949	89,838	73,249	—	—	(12,500)	(6,635)	6,328,580	4,700,307

Segment result	1,928,611	1,236,455	(108,042)	(154,934)	13,631	7,243	(90)	—	48	1,220	1,834,158	1,089,984
Unallocated income/(expense), net											(14,624)	1,583

Results from operating activities											1,819,534	1,091,567

Net finance income/(expense)											(242,774)	75,977
Share of profit/(loss) of equity accounted investees	(44,045)	(2,668)					108,951	81,284			64,906	78,616
Income tax expense											(322,418)	(413,242)

Profit for the period											1,319,248	832,918

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Republic of Belarus		Other		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Segment assets	3,192,844	3,730,627	593,164	708,005	65,705	70,570	586,242	—	2	125,066	4,437,957	4,634,268
Investment in equity accounted investees	106,704	149,306	—	—	—	—	—	—	207,019	515,079	313,723	664,385
Unallocated assets											3,316,235	3,170,393

Total assets											8,067,926	8,469,046

Segment liabilities	1,434,628	1,096,780	121,996	91,561	9,755	12,694	9,827	—	700	48	1,576,906	1,201,083
Unallocated liabilities											1,047,377	1,336,758

Total liabilities											2,624,283	2,537,841

Capital expenditure, including goodwill	640,341	540,249	155,762	205,963	17,549	36,901	550,926	—	—	—	1,364,578	783,113
Depreciation	362,015	474,745	65,449	52,452	4,132	5,718	2,346	—	—	—	433,942	532,915
Amortization of intangible assets	200,490	225,570	35,539	32,189	3,379	2,303	6,577	—	—	—	245,985	260,062

	Turkey		Ukraine		Turkish Republic of Northern Cyprus		Republic of Belarus		Other		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Capital expenditure	540,249	391,731	205,963	200,237	36,901	12,791	—	—	—	—	783,113	604,759
Depreciation	474,745	452,708	52,452	40,085	5,718	5,740	—	—	—	—	532,915	498,533
Amortization of intangible assets	225,570	198,293	32,189	32,259	2,303	928	—	—	—	—	260,062	231,480

Business segments

	Telecommunications		Betting		Other operations		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007
Revenue from external customers	6,776,162	6,130,425	176,237	181,296	18,009	16,859	6,970,408	6,328,580
Capital expenditure, including goodwill	1,310,680	759,390	21,906	1,354	31,992	22,369	1,364,578	783,113
Segment assets	4,345,540	4,439,037	29,689	20,660	62,728	174,571	4,437,957	4,634,268

	Telecommunications		Betting		Other operations		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue from external customers	6,130,425	4,517,011	181,296	172,372	16,859	10,924	6,328,580	4,700,307
Capital expenditure	759,390	594,524	1,354	3,300	22,369	6,935	783,113	604,759

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

7.	Acquisitions of subsidiaries

Acquisition of Belarussian Telecom

On 29 July 2008, Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) signed a Share Purchase Agreement (“SPA”) to acquire 80% stake in Belarussian Telecom, which is specialized in rendering of services using GSM Technologies. On 26 August 2008, the control over Belarussian Telecom is acquired from the State Committee on Property of the Republic of Belarus for a consideration of $500,000. On 26 August 2008, $300,000 of the total consideration is paid and the remaining payments amounting to $200,000 will be made in two equal installments on 31 December 2009 and 31 December 2010, respectively. An additional payment of $100,000 will be made to the seller when Belarussian Telecom records a full-year positive net income for the first time.

Results of operations of Belarussian Telecom for four months period ended 31 December 2008 amounting to $(13,865) are included in the accompanying consolidated financial statements. If the acquisition had occured on 1 January 2008, management estimates that consolidated revenue would have been $6,971,137 and consolidated profit attributable to equity holders of the Company would have been $1,814,358.

The acquisition had the following effect on the Group’s assets and liabilities on the acquisition date:

	Note	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition
Property, plant and equipment	12	173,917	5,956	179,873
Intangible assets	13	24,340	182,370	206,710
Other assets		4,061	—	4,061
Cash and cash equivalents		24	—	24
Loans and borrowings		(21,463)	476	(20,987)
Other liabilities		(3,557)	—	(3,557)
Deferred tax liabilities		—	(49,617)	(49,617)
Net identifiable assets and liabilities		177,322	139,185	316,507
Share of the Company on net identifiable assets and liabilities (80%)				253,205
Goodwill on acquisition				285,857
Consideration paid, satisfied in cash				(300,000)
Cash acquired				24

Net cash outflow				(299,976)
Consideration payable in relation to the acquisition as of acquisition date				(239,062)

In accordance with the SPA, Beltel also agreed to grant a put option to the minority shareholder by giving the right to sell its entire stake (20%) to Beltel at fair value after 5 years from the closing date. The Group recognized a liability in relation to the put option and derecognized minority interest (note 23).

The difference amounting to $12,302 between the amount recognised initially for the exercise price of the put option and the carrying amount of the minority interest is recorded in equity.

Pre-acquisition carrying amounts were determined based on applicable IFRSs immediately before the acquisition. The values of assets, liabilities and contingent liabilities recognized on acquisition are their estimated fair values (see note 4 for methods used in determining fair values).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The goodwill recognised on the acquisition is attributable mainly to the synergies expected to be achieved from integrating Belarussian Telecom into the Group’s telecommunications business in the region.

Acquisition of Superonline and disposal of Bilyoner shares

On 21 May 2008, Turktell Bilişim Servisleri A.S. (“Turktell”) signed an agreement with Cukurova Group to acquire 100% stake in Superonline, which is specialized in rendering of internet and telecommunications services and to sell 55% share in Bilyoner Interaktif Hizmetler AS (“Bilyoner”). On 23 September 2008, the control over Superonline was acquired from Cukurova Group through the transfer of 55% shares of Bilyoner.

The Group accounted the acquisition of Superonline in accordance with IFRS 3, the consideration paid being the fair value of Bilyoner’s shares. The Group recognized a gain on disposal of Bilyoner shares in the consolidated income statement based on the fair value of Bilyoner’s shares.

Results of operations of Superonline for three months period ended 31 December 2008 amounting to $(4,016) are included in the accompanying consolidated financial statements. If the acquisition had occured on 1 January 2008, management estimates that consolidated revenue would have been $7,001,234 and consolidated profit attributable to equity holders of the Company would have been $1,829,502.

The acquisition of Superonline had the following effect on the Group’s assets and liabilities on the acquisition date:

	Note	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition
Property, plant and equipment	12	1,617	(840)	777
Intangible assets	13	117	10,078	10,195
Other assets		8,159	—	8,159
Cash and cash equivalents		510	—	510
Total liabilities		(31,150)	—	(31,150)
Deferred tax liabilities		—	(1,848)	(1,848)
Net identifiable assets and liabilities		(20,747)	7,390	(13,357)
Share of the Company on net identifiable assets and liabilities (100%)				(13,357)
Goodwill on acquisition				21,617
Consideration, transfer of shares*				(8,260)
Cash acquired				510
Cash disposed through transfer of Bilyoner shares				(10,502)

Net cash effect of the transaction				(9,992)

*	Transaction was made through the transfer of shares in regards to sale of 55% stake in Bilyoner and purchase of 100% stake in Superonline. Therefore, the purchase accounting of Superonline is based on the fair value of the disposed shares in Bilyoner amounted to $8,260.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

8.	Revenue

	2008	2007	2006
Communication fees	6,576,857	5,976,890	4,406,680
Commission fees on betting business	176,237	181,296	172,372
Monthly fixed fees	65,081	54,816	57,599
Simcard sales	28,189	20,767	20,960
Call center revenues	16,604	12,925	10,237
Other revenues	107,440	81,886	32,459

	6,970,408	6,328,580	4,700,307

9.	Personnel Expenses

	2008	2007	2006
Wages and salaries (*)	501,327	385,192	262,198
Increase in liability for long-service leave	8,083	8,487	5,736
Contributions to defined contribution plans	4,182	1,253	1,014

	513,592	394,932	268,948

*	Wages and salaries include compulsory social security contributions.

10.	Finance income and expenses

Recognised in profit or loss:

	2008	2007	2006
Interest income on bank deposits	359,408	241,055	133,640
Late payment interest income	43,479	37,188	29,391
Premium income on option contracts	14,655	17,807	11,708
Interest income on available-for-sale financial assets	8,328	303	794
Net gain on disposal of available-for-sale financial assets transferred from equity	6,494	1,673	1,445
Interest income on unimpaired held-to-maturity investments	—	890	1,219
Other interest income	9,735	9,452	5,818

Finance income	442,099	308,368	184,015

Discount interest expense on financial liabilities measured at amortised cost	(51,448)	(42,137)	(61,512)
Net foreign exchange loss	(44,452)	(460,754)	(41,288)
Litigation late payment interest expense	(30,501)	(15,602)	(2,516)
Option premium expense	(4,970)	(8,501)	—
Debt extinguishment cost	—	(17,549)	—
Other	(5,398)	(6,599)	(2,722)

Finance expense	(136,769)	(551,142)	(108,038)

Net finance income/(expense) recognised in profit or loss	305,330	(242,774)	75,977

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Late payment interest income is interest received from subscribers who pay monthly invoices after due date specified on the invoices.

Interest expense on borrowings capitalized on fixed assets amounts to $11,375, $11,268 and $7,089 for the year ended 31 December 2008, 2007 and 2006, respectively.

11.	Income tax expense

	2008	2007	2006
Current tax expense
Current period	(567,169)	(412,521)	(310,665)

	(567,169)	(412,521)	(310,665)

Deferred tax benefit
Origination and reversal of temporary differences	14,893	56,769	14,036
Benefit of investment incentive recognized	2,518	31,369	29,959
Utilisation of previously unrecognised tax losses	—	1,965	6,237
Reduction in tax rate	—	—	(152,809)

	17,411	90,103	(102,577)

Total income tax expense	(549,758)	(322,418)	(413,242)

Reconciliation of effective tax rate

The reported income tax expense for the year ended 31 December 2008, 2007 and 2006 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		2008		2007		2006
Profit for the period		1,755,062		1,319,248		832,918
Total income tax expense		549,758		322,418		413,242

Profit excluding income tax		2,304,820		1,641,666		1,246,160

Income tax using the Company’s domestic tax rate	20%	(460,964)	20%	(328,333)	20%	(249,232)
Effect of tax rates in foreign jurisdictions	(1)%	17,909	—	7,960	(1)%	8,954
Tax exempt income	—	6,178	(1)%	9,724	(1)%	7,703
Non deductible expenses	2%	(42,206)	2%	(25,118)	1%	(13,452)
Tax incentives	—	2,518	(2)%	31,369	(2)%	29,959
Change in tax rate	—	—	—	—	12%	(152,809)
Recognition of previously unrecognized tax losses	—	—	—	1,965	(1)%	6,237
Unrecognized deferred tax assets	4%	(83,841)	2%	(28,319)	3%	(37,120)
Deferred taxes on undistributed earnings of subsidiary	—	—	—	—	1%	(15,109)
Difference in effective tax rate of equity accounted investees	(1)%	22,937	(1)%	14,621	—	—
Other	1%	(12,289)	(1)%	(6,287)	—	1,627

Total income tax expense	24%	(549,758)	20%	(322,418)	33%	(413,242)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The income taxes payable of $126,585 as at 31 December 2008 represents the amount of current income tax provision in respect of related taxable profit for the year ended 31 December 2008 netted off with advance tax payments made for the year.

The income tax payable of $443,194 as at 31 December 2007 represents the amount of income taxes payable in respect of related taxable profit for the year ended 31 December 2007.

The Turkish entities within the Group are subject to corporate tax at the rate of 20%. In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns at the end of April following the close of the accounting year to which they relate. Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years. Advance tax returns are filed on a quarterly basis.

Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income.

In Turkey, the transfer pricing provisions have been stated under the Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets details about implementation.

If a taxpayer enters into transactions regarding sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm’s length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

12.	Property, plant and equipment

	Balance at 1 January 2007	Additions	Disposals	Transfers	Effect of movements in exchange rates	Balance at 31 December 2007
Cost or deemed cost
Network infrastructure (All Operational)	4,476,792	77,393	(394,103)	460,982	862,675	5,483,739
Land and buildings	253,708	29,474	(124)	—	45,214	328,272
Equipment, fixtures and fittings	292,483	14,870	(8,609)	2,651	55,903	357,298
Motor vehicles	17,818	819	(5,033)	—	3,648	17,252
Leasehold improvements	131,830	1,304	(188)	—	21,016	153,962
Construction in progress	267,187	452,268	—	(463,633)	52,947	308,769

Total	5,439,818	576,128	(408,057)	—	1,041,403	6,649,292

Accumulated Depreciation
Network infrastructure (All Operational)	3,063,148	501,390	(385,685)	—	663,137	3,841,990
Land and buildings	67,443	11,785	(42)	—	14,842	94,028
Equipment, fixtures and fittings	253,266	17,747	(8,522)	—	64,223	326,714
Motor vehicles	15,601	1,286	(4,866)	—	3,377	15,398
Leasehold improvements	123,369	707	(122)	—	25,313	149,267

Total	3,522,827	532,915	(399,237)	—	770,892	4,427,397

Total property, plant and equipment	1,916,991	43,213	(8,820)	—	270,511	2,221,895

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Balance at 1 January 2008	Additions	Disposals	Transfers	Disposal of subsidiary	Acquisitions through business combinations	Effect of movements in exchange rates	Balance at 31 December 2008
Cost or deemed cost
Network infrastructure (All Operational)	5,483,739	187,343	(56,974)	319,691	(832)	26,917	(1,322,936)	4,636,948
Land and buildings	328,272	6,839	(614)	8,285	—	2,958	(76,646)	269,094
Equipment, fixtures and fittings	357,298	8,537	(5,207)	3,240	(96)	1,072	(83,858)	280,986
Motor vehicles	17,252	1,610	(1,048)	—	—	694	(3,771)	14,737
Leasehold improvements	153,962	2,960	(462)	11,829	—	1	(35,662)	132,628
Construction in progress	308,769	407,654	—	(343,045)	—	108,871	(46,142)	436,107

Total	6,649,292	614,943	(64,305)	—	(928)	140,513	(1,569,015)	5,770,500

Accumulated Depreciation and Impairment Losses
Network infrastructure (All Operational)	3,841,990	399,217	(49,660)	—	(464)	—	(988,221)	3,202,862
Land and buildings	94,028	12,566	(143)	—	—	—	(24,151)	82,300
Equipment, fixtures and fittings	326,714	18,626	(3,681)	—	(42)	—	(80,745)	260,872
Motor vehicles	15,398	1,252	(853)	—	—	—	(3,705)	12,092
Leasehold improvements	149,267	2,281	(276)	—	—	—	(34,968)	116,304

Total	4,427,397	433,942	(54,613)	—	(506)	—	(1,131,790)	3,674,430

Total property, plant and equipment	2,221,895	181,001	(9,692)	—	(422)	140,513	(437,225)	2,096,070

Depreciation expenses for the year ended 31 December 2008, 2007 and 2006 are $433,942, $532,915 and $498,533, respectively.

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2008, net carrying amount of fixed assets acquired under finance leases amounted to $68,050 (31 December 2007: $95,751).

Property, plant and equipment under construction

Construction in progress consisted of expenditures in GSM network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and Belarussian Telecom and non-operational items as at 31 December 2008 and 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

As at 31 December 2008, a mortgage is placed on Izmir and Davutpasa buildings amounting to $992 and $331, respectively (31 December 2007: $1,288 and $429, respectively).

13.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $433,280 as at 31 December 2008 (31 December 2007: $602,070). The amortization period of the license will end in 2023.

	Balance at 1 January 2007	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 December 2007
Cost
GSM and other telecommunication operating licenses	902,427	29,972	—	16,636	168,520	1,117,555
Computer Software	1,565,334	13,391	(3,472)	188,137	309,381	2,072,771
Transmission Lines	31,286	1,917	—	—	6,471	39,674
Central Betting System Operating Right	4,038	55	—	—	835	4,928
Customer Base	1,255	—	—	—	260	1,515
Other	84	245	—	20	(254)	95
Construction in progress	47,565	161,405	—	(204,793)	—	4,177

Total	2,551,989	206,985	(3,472)	—	485,213	3,240,715

Accumulated Amortization
GSM and other telecommunication operating licenses	327,829	50,341	—	—	63,411	441,581
Computer Software	966,513	205,052	(766)	—	219,992	1,390,791
Transmission Lines	18,986	3,467	—	—	4,332	26,785
Central Betting System Operating Right	2,711	1,173	—	—	692	4,576
Customer Base	1,255	—	—	—	260	1,515
Other	27	29	—	—	8	64

Total	1,317,321	260,062	(766)	—	288,695	1,865,312

Total intangible assets	1,234,668	(53,077)	(2,706)	—	196,518	1,375,403

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Balance at 1 January 2008	Additions	Disposals	Transfers	Disposal of subsidiary	Acquisitions through business combinations	Effects of movements in exchange rates	Balance at 31 December 2008
Cost
GSM and other telecommunication operating licenses	1,117,555	7,372	—	24,612	(52)	91,185	(254,225)	986,447
Computer Software	2,072,771	1,958	(585)	158,752	(1,478)	680	(488,834)	1,743,264
Transmission Lines	39,674	877	—	—	—	—	(9,120)	31,431
Central Betting System Operating Right	4,928	1,576	(9)	113	—	—	(1,132)	5,476
Brand name	—	—	—			4,655	—	4,655
Customer Base	1,515	—	—	—	—	5,204	(349)	6,370
Customs duty and VAT exemption right	—	—	—			51,101	—	51,101
Goodwill	—	—	—	—	—	244,642	—	244,642
Other	95	1,177	(36)	—	(6)	218	270	1,718
Construction in progress	4,177	180,259	—	(183,477)	—	18,218	3,329	22,506

Total	3,240,715	193,219	(630)	—	(1,536)	415,903	(750,061)	3,097,610

Accumulated Amortization
GSM and other telecommunication operating licenses	441,581	57,020	—	—	(38)	—	(99,886)	398,677
Computer Software	1,390,791	180,044	(527)	—	(1,036)	—	(356,329)	1,212,943
Transmission Lines	26,785	3,533	—	—	—	—	(6,733)	23,585
Central Betting System Operating Right	4,576	361	(3)	—	—	—	(1,108)	3,826
Brand name	—	139	—	—	—	—	(23)	116
Customer Base	1,515	194	—	—	—	—	(372)	1,337
Customs duty and VAT exemption right	—	4,628	—	—	—	—	(757)	3,871
Goodwill	—	—	—	—	—	—	—	—
Other	64	66	(30)	—	(2)	—	262	360

Total	1,865,312	245,985	(560)	—	(1,076)	—	(464,946)	1,644,715

Total intangible assets	1,375,403	(52,766)	(70)	—	(460)	415,903	(285,115)	1,452,895

Amortization expenses for the year ended 31 December 2008, 2007 and 2006 are $245,985, $260,062 and $231,480, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the year ended 31 December 2008, 2007 and 2006 are $102,990, $64,906 and $78,616, respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the some events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities
31 December 2008
Fintur (associate)	41.45%	492,587	1,786,728	2,279,315	443,808	962,823	1,406,631
A-Tel (joint venture)*	50.00%	73,924	207,342	281,266	22,157	44,924	67,081

		566,511	1,994,070	2,560,581	465,965	1,007,747	1,473,712

31 December 2007
Fintur (associate)	41.45%	418,485	1,390,361	1,808,846	235,264	31,355	266,619
A-Tel (joint venture)*	50.00%	85,473	287,790	373,263	15,939	57,707	73,646

		503,958	1,678,151	2,182,109	251,203	89,062	340,265

	Revenue	Direct cost of revenue	Profit for the period
2008
Fintur (associate)	1,823,095	(739,410)	364,545
A-Tel (joint venture)*	98,129	(83,128)	1,888

	1,921,224	(822,538)	366,433

2007
Fintur (associate)	1,486,390	(609,494)	262,850
A-Tel (joint venture)*	92,791	(95,033)	7,058

	1,579,181	(704,527)	269,908

2006
Fintur (associate)	1,161,432	(463,277)	194,790
A-Tel (joint venture)**	31,472	(4,868)	24,208

	1,192,904	(468,145)	218,998

*	Figures mentioned in the above table includes fair value adjustments that arose during acquisition of A-Tel.
**	Since A-Tel was acquired in August 2006, summary financial information of A-Tel is given for the five months ended 31 December 2006.

The Company’s investment in Fintur and A-Tel amounts to $207,019 and $106,704 respectively as at 31 December 2008 (31 December 2007: $515,079 and $149,306).

During 2008, Fintur distributed a total dividend of $200,000. The Group received its share of dividend in December 2008 at the amount of $82,900 and decreased investment in Fintur by $82,900.

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. (“Azercell”), a 51% owned consolidated subsidiary of Fintur, was completed. The minority shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%. One of the minority shareholders was also granted a put option, giving the shareholder the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding material decisions at the General Assembly. Fintur has initially accounted for the present value of the estimated option redemption amount as a provision and derecognized the minority interest. The difference between the present value of the estimated option redemption amount and the derecognized minority interest amounting to $662,534 is accounted under equity, in accordance with the Group’s accounting policy. As a result of this, the Group’s investme nt in Fintur decreased by $274,620.

During March 2008 and February 2007, at the General Assembly meeting of A-Tel, it has been decided to distribute dividends and accordingly the Company reduced the carrying value of its investment in A-Tel by the dividends declared of TRY 12,543 (equivalent to $8,294 as at 31 December 2008) and TRY 37,448 (equivalent to $24,762 as at 31 December 2008) as at 31 December 2008 and 2007, respectively.

15.	Other investments

Non-current investments:

		2008		2007
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	6.24	22,393	6.24	29,077
T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	10.23	12,221	9.23	13,277

			34,614		42,354

In 2003, the Group acquired a 6.24% interest in Aks TV and an 8.23% interest in T-Medya, media companies owned by Cukurova Group. On 27 June 2007, T-Medya took over Asli Gazetecilik ve Matbaacilik AS and, by this restructuring, interest of the Group in T-Medya increased from 8.23% to 9.23%. As a result of the acquisition of Superonline, interest of the Group in T-Medya increased to 10.23%.

Investment in Aks TV and T-Medya is classified as available-for-sale financial assets. However, there is not active market available for these equity instruments, and application of valuation techniques is impracticable. Accordingly, the Company measured these investments at cost.

Current investments:

	2008	2007
Available-for-sale government bonds, treasury bills	689	1,738
Available-for-sale foreign investment equity funds	—	26,480

	689	28,218

Interest bearing available-for-sale USD denominated and EUR denominated government bonds and treasury bills with a carrying amount of $403 and $286, respectively as at 31 December 2008 (31 December 2007: USD denominated $1,440 and EUR denominated $298) have stated interest rates of Libor+1.0% (31 December 2007: Libor+1.0%-Libor+1.6%) and Euribor+1.8% (31 December 2007: Euribor+1.8%), respectively and mature in 1 to 2 years (31 December 2007: 2 to 3 years).

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in note 29.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

16.	Other non-current assets

	2008	2007
VAT receivable	20,579	—
Prepaid expenses	17,921	28,365
Prepayment for subscriber acquisition cost	7,652	6,347
Deposits and guarantees given	5,840	5,621
Others	2,015	3,838

	54,007	44,171

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

17.	Deferred tax assets and liabilities

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2008	2007
Deductible temporary differences	4,841	457
Tax losses	125,875	48,604

Total unrecognised deferred tax assets	130,716	49,061

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

As at 31 December 2008, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2004	1,097	2009
2005	1,089	2010
2006	4,191	2011
2007	12,667	2012
2008	80,218	2013 thereafter

	99,262

As at 31 December 2008, net operating loss carry forwards which will be carried indefinitely are as follows:

Year Originated	Amount
2004	21,189
2005	55,090
2006	96,541
2007	37,626
2008	216,482

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2008 and 2007 are attributable to the following:

	Assets		Liabilities		Net
	2008	2007	2008	2007	2008	2007
Property, plant & equipment and intangible assets	166	872	(168,802)	(201,602)	(168,636)	(200,730)
Investment	—	—	(10,267)	(7,816)	(10,267)	(7,816)
Provisions	10,070	12,813	—	—	10,070	12,813
Trade and other payables	45,242	54,749	(1,003)	—	44,239	54,749
Other items	4,883	11,436	(9,642)	(917)	(4,759)	10,519
Tax credit carry forwards	6	523	—	—	6	523

Tax assets / (liabilities)	60,367	80,393	(189,714)	(210,335)	(129,347)	(129,942)

Set off of tax	(59,223)	(77,947)	59,223	77,947	—	—

Net tax assets / (liabilities)	1,144	2,446	(130,491)	(132,388)	(129,347)	(129,942)

Movement in temporary differences as at 31 December 2008 and 2007 are as follows:

	Balance at 1 January 2007	Recognised in profit or loss	Recognised in equity	Acquired in business combinations	Disposal of subsidiary	Effect of movements in exchange rates	Balance at 31 December 2007
Property, plant & equipment and intangible assets	(227,822)	64,449	—	—	—	(37,357)	(200,730)
Investment	(30,246)	24,912	—	—	—	(2,482)	(7,816)
Provisions	47,130	(38,267)	—	—	—	3,950	12,813
Trade and other payables	—	47,545	—	—	—	7,204	54,749
Other items	12,455	(3,461)	(1,331)	—	—	2,856	10,519
Tax credit carry forwards	5,275	(5,074)	—	—	—	322	523

Total	(193,208)	90,104	(1,331)	—	—	(25,507)	(129,942)

	Balance at 1 January 2008	Recognised in profit or loss	Recognised in equity	Acquired in business combinations	Disposal of subsidiary	Effect of movements in exchange rates	Balance at 31 December 2008
Property, plant & equipment and intangible assets	(200,730)	46,147	—	(50,989)	98	36,838	(168,636)
Investment	(7,816)	(8,133)	343	—	—	5,339	(10,267)
Provisions	12,813	367	—	—	(5)	(3,105)	10,070
Trade and other payables	54,749	3,675	—	—	—	(14,185)	44,239
Other items	10,519	(23,942)	1,025	(476)	—	8,115	(4,759)
Tax credit carry forwards	523	(703)	—	—	—	186	6

Total	(129,942)	17,411	1,368	(51,465)	93	33,188	(129,347)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

18.	Trade receivables and accrued income

	2008	2007
Receivables from subscribers	298,294	277,519
Accrued service income	175,429	167,194
Accounts and checks receivable	105,822	87,538
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	7,840	26,312

	587,385	558,563

Trade receivables are shown net of allowance for doubtful debts amounting to $196,637 as at 31 December 2008 (31 December 2007: $181,746). The impairment loss recognized for the year ended 31 December 2008, 2007 and 2006 are $65,678, $35,142 and $30,513, respectively.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $165,310 and $109,322 as at 31 December 2008 and 2007, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed.

Receivables from Turk Telekom as at 31 December 2008 and 2007 represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in note 29.

19.	Other current assets

	2008	2007
Prepaid expenses	54,899	61,056
Prepayment for subscriber acquisition cost	23,822	14,704
VAT receivable	22,979	27,688
Interest income accruals	19,760	36,338
Advances to suppliers	9,157	14,196
Receivable from personnel	3,488	1,878
Restricted cash	—	125,304
Other	4,683	10,370

	138,788	291,534

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

As at 31 December 2007, restricted cash represents amounts deposited at banks as guarantees in connection with the loans used by the Group, which was released on 24 January 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Cash and cash equivalents

	2008	2007
Cash in hand	4,567	205
Cheques received	599	999
Banks	3,254,582	3,093,906
-Demand deposits	149,149	185,551
-Time deposits	3,105,433	2,908,355
Bonds and bills	44	190

Cash and cash equivalents	3,259,792	3,095,300
Bank overdrafts used for cash management purposes	(4,372)	(2,125)

Cash and cash equivalents in the statement of cash flows	3,255,420	3,093,175

As at 31 December 2008, cash and cash equivalents amounting to $50,000 (31 December 2007: $60,000) were deposited in banks, that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in note 29.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Capital and reserves

Reconciliation of movement in capital and reserve

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Reserve for Minority Put Option	Translation Reserve	Retained Earnings	Total	Minority Interest	Total Equity
Balance at 1 January 2006	1,438,966	—	434	104,487	800	—	(20,697)	2,102,537	3,626,527	63,794	3,690,321
Increase in capital	197,238	—	—	—	—	—	—	(197,238)	—	—	—
Transfer to legal reserves	—	—	—	43,786	—	—	—	(43,786)	—	—	—
Total recognized income and expense	—	—	—	—	2,015	—	(135,275)	875,491	742,231	(42,573)	699,658
Dividends to shareholders	—	—	—	—	—	—	—	(342,166)	(342,166)	—	(342,166)
Acquisition of minority shares	—	—	—	—	—	—	—	—	—	(17,591)	(17,591)
Change in minority interest	—	—	—	—	—	—	—	—	—	87,745	87,745

Balance at 31 December 2006	1,636,204	—	434	148,273	2,815	—	(155,972)	2,394,838	4,026,592	91,375	4,117,967

Balance at 1 January 2007	1,636,204	—	434	148,273	2,815	—	(155,972)	2,394,838	4,026,592	91,375	4,117,967
Transfer to legal reserves	—	—	—	108,561	—	—	—	(108,561)	—	—	—
Total recognized income and expense	—	—	—	—	2,666	—	825,570	1,350,162	2,178,398	(45,182)	2,133,216
Dividends to shareholders	—	—	—	—	—	—	—	(411,913)	(411,913)	(45,712)	(457,625)
Change in minority interest	—	—	—	—	—	—	—	—	—	137,647	137,647

Balance at 31 December 2007	1,636,204	—	434	256,834	5,481	—	669,598	3,224,526	5,793,077	138,128	5,931,205

Balance at 1 January 2008	1,636,204	—	434	256,834	5,481	—	669,598	3,224,526	5,793,077	138,128	5,931,205
Transfer to legal reserves	—	—	—	121,945	—	—	—	(121,945)	—	—	—
Total recognized income and expense	—	—	—	—	(5,360)	—	(1,467,960)	1,836,824	363,504	(72,168)	291,336
Dividends paid	—	—	—	—	—	—	—	(502,334)	(502,334)	(54,639)	(556,973)
Capital contribution granted	—	18,202	—	—	—	—	—	—	18,202	—	18,202
Change in reserve for minority put option	—	—	—	—	—	(286,922)	—	—	(286,922)	—	(286,922)
Change in minority interest	—	—	—	—	—	—	—	—	—	46,795	46,795

Balance at 31 December 2008	1,636,204	18,202	434	378,779	121	(286,922)	(798,362)	4,437,071	5,385,527	58,116	5,443,643

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Share capital

As at 31 December 2008, common stock represented 2,200,000,000 (31 December 2007: 2,200,000,000) authorized, issued and fully paid shares with a par value of TRY 1 each. In accordance with the Law No. 5083 with respect to TRY, on 9 May 2005, par value of each share is registered to be one TRY.

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

Capital contribution

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

Capital contribution comprises the contributed assets and certain liabilities that the government settled on behalf of the Group that do not meet the definition of a government grant which the government is acting in its capacity as a shareholder.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign and domestic operations from their functional currencies to presentation currency of USD.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or the asset is impaired.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Reserve of minority put option liability

The reserve for minority put option liability includes the difference between the put option liability granted to the minority shareholders in existing subsidiaries recognised and the amount of minority interest derecognized. Subsequent changes in the fair value of the put option liability are also recognised in this reserve.

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

On 27 February 2008, Board of Directors of the Company decided to distribute dividends amounting to TRY 648,714 (equivalent to $428,959 and $502,334 as at 31 December 2008 and 25 April 2008, respectively), which represented 50% of distributable income. This represents a net cash dividend of full TRY 0.294870 (equivalent to full $0.228334 in full as at 25 April 2008). Dividend distribution was approved at ordinary General Assembly meeting dated 25 April 2008 and dividend distribution was started on 20 May 2008.

	2008		2007		2006
	TRY	USD	TRY	USD*	TRY	USD*
Cash dividends	648,714	502,334	567,040	411,913	509,075	342,166
Stock dividends	—	—	—	—	345,113	231,962

	648,714	502,334	567,040	411,913	854,188	574,128

*	USD equivalents of dividends are computed by using the Central Bank of Turkey’s TRY/USD exchange rate on 25 April 2008, 23 March 2007 and 22 May 2006, which are the dates that the General Assembly of Shareholders approved the dividend distribution.

On 3 March 2008, Board of Directors of Inteltek decided to distribute dividends amounting to TRY 152,733 (equivalent to $100,994 and $121,419 as at 31 December 2008 and 28 March 2008, respectively). Dividend distribution was approved at ordinary General Assembly meeting dated 28 March 2008 and dividend distribution was started on 15 April 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Earnings per share

The calculation of basic and diluted earnings per share as at 31 December 2008 were based on the profit attributable to ordinary shareholders for the year ended 31 December 2008, 2007 and 2006 of $1,836,824, $1,350,162 and $875,491, respectively and a weighted average number of shares outstanding during the year ended 31 December 2008, 2007 and 2006 of 2,200,000,000 calculated as follows:

	2008	2007	2006
Numerator:
Net profit for the period	1,836,824	1,350,162	875,491
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.834920	0.613710	0.397951

23.	Other non-current liabilities

2008
Consideration payable in relation to acquisition of Belarussian Telecom	149,163
Financial liability in relation to put option	77,524
Other non-current liabilities	824

227,511

Consideration payable in relation to acquisition of Belarussian Telecom represents the present value of long-term deferred payments to the seller. Total deferred payments amount to $300,000, of which $100,000 will be paid on 31 December 2010. The present value of this liability amounted to $87,344 as at 31 December 2008. Payment of an additional $100,000 is contingent on financial performance of Belarussian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2015 (note 7). The present value of the contingent consideration is $61,819 as at 31 December 2008.

Minority shareholders in Belarussian Telecom were granted a put option, giving the shareholders the right to sell its entire stake to Beltel at fair value during a specified period (note 7). The Group accounted for the present value of the estimated option redemption amount as a provision and derecognized the minority interest. The Company has estimated a value based on multiple approaches including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as of 31 August 2013, which is the exercise date of the put option, is then discounted back to 31 December 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

24.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk and payment schedule for interest bearing loans, see note 29.

	2008	2007
Non-current liabilities
Unsecured bank loans	124,405	140,404
Finance lease liabilities	5,615	—

	130,020	140,404

Current liabilities
Current portion of unsecured bank loans	639,599	—
Unsecured bank facility	13,020	494,098
Current portion of finance lease liabilities	3,290	69
Current portion of secured bank loans	—	125,388

	655,909	619,555

Significant portion of the loans are borrowed by Financell.

The EUR denominated loan with carrying amount of $125,388 as at 31 December 2007, whose maturity was June 2008, was paid before its maturity on 24 January 2008.

As at 31 December 2008, the Group is not subject to any financial covenants or ratios with respect to its borrowings.

Finance lease liabilities are payable as follows:

	2008			2007
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	3,819	529	3,290	72	3	69
Between one and five years	6,086	471	5,615	—	—	—
More than five years	—	—	—	—	—	—

	9,905	1,000	8,905	72	3	69

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Terms and conditions of outstanding loans are as follows:

				2008			2007
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount
Unsecured bank loans	USD	2009	Floating	Libor+1.25%	588,000	589,129	—	—	—
Unsecured bank loans	USD	2012	Floating	Libor+2.3%	150,000	151,373	Libor+2.3%	140,226	140,365
Unsecured bank loans	BYR	2020	Floating	RR+2%	16,583	17,350	—	—	—
Unsecured bank loans	USD	2009	Floating	Libor+0.6%	13,000	13,020	—	—	—
Unsecured bank loans	EUR	2008	Floating	—	—	—	Euribor+0.7%	23,494	23,571
Unsecured bank loans	BYR	2010	Floating	1/2 RR*	5,785	6,152	—	—	—
Unsecured bank loans	USD	2008	Floating	—	—	—	Libor+0.6%	20,500	20,686
Unsecured bank loans	USD	2008	Floating	—	—	—	Libor+0.6%-0.8%	449,000	449,423
Secured bank loans**	EUR	2008	Floating	—	—	—	Euribor+0.8%	117,469	125,388
Other unsecured bank loans				—	—	—	—	—	457
Finance lease liabilities	USD	2009-2011	Fixed	6.9%	9,905	8,905	—	—	—
Finance lease liabilities	USD	2008	Fixed	—	—	—	8.0%	72	69

					783,273	785,929		750,761	759,959

*	Refinancing rate of the National Bank of the Republic of Belarus.
**	Guarantee of the bank loan is restricted cash deposited at banks amounted to $125,304, which was released on 24 January 2008 due to loan repayment before the maturity.

25.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate of 6.3%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Movement in the reserve for employee termination benefits as at 31 December 2008 and 2007 are as follows:

	2008	2007
Balance at 1 January	27,229	17,648
Provision set during the period	6,734	6,184
Payments made during the period	(2,235)	(3,108)
Unwind of discount	1,349	2,303
Effect of change in foreign exchange rate	(6,360)	4,202

Balance at 31 December	26,717	27,229

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated income statement as incurred. The Group incurred $4,182, $1,253 and $1,014 in relation to defined contribution retirement plan for the years ended 31 December 2008, 2007 and 2006, respectively.

26.	Deferred income

Deferred income primarily consists of counters sold but not used by prepaid subscribers and it is classified as current as at 31 December 2008. The amount of deferred income is $250,386 and $324,815 as at 31 December 2008 and 2007, respectively.

27.	Provisions

Non-current provisions:

Site restoration
Balance at 1 January 2008	—
Provision made during the period	5,369
Effect of change in foreign exchange rate	(879)

Balance at 31 December 2008	4,490

Provisions for site restoration at base stations’ locations and future dismantling costs of base station equipment is set in accordance with Belarussian Telecom’s published environmental policy and applicable legal requirements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2007	9,459	19,775	29,234
Provision made during the period	14,478	41,040	55,518
Provisions used during the period	—	(21,605)	(21,605)
Unwind of discount	—	(93)	(93)
Effect of change in foreign exchange rate	1,957	6,123	8,080

Balance at 31 December 2007	25,894	45,240	71,134

Balance at 1 January 2008	25,894	45,240	71,134
Provision made during the period	51,380	45,610	96,990
Provisions used during the period	(20,592)	(41,662)	(62,254)
Provisions reversed during the period	(6,472)	—	(6,472)
Unwind of discount	—	(52)	(52)
Effect of change in foreign exchange rate	(5,952)	(11,045)	(16,997)

Balance at 31 December 2008	44,258	38,091	82,349

In note 32, under legal proceedings section, detailed explanations are given with respect to legal provisions under the captions “Disputes on Turk Telekom Transmission Lines Leases”, “Dispute on Special Communication Taxation Regarding Prepaid Card Sales” and “Inquiry of Information and Communication Technologies Authority on Campaigns”.

The bonus provision totalling to $38,091 comprises only the provision for the year ended 31 December 2008 and is planned to be paid in March 2009.

28.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2008 and 2007 is as follows:

	2008	2007
Taxes and withholdings payable	261,962	258,566
Payables to other suppliers	196,645	195,624
Payables to Ericsson companies	106,256	85,689
Consideration payable in relation to acquisition of Belarussian Telecom	93,458	—
Selling and marketing expense accrual	77,646	48,705
Roaming expense accrual	71,149	39,637
License fee accrual	48,837	41,196
Interconnection accrual	37,448	8,256
Information and Communication Technologies Authority share accrual	17,799	21,979
Interconnection payables	16,369	7,284
Deposits and guarantees taken from agents	8,292	8,295
Payables to Turkish Republic of Northern Cyprus Telecommunication authority	1,613	—
Maintenance expense accrual	918	2,228
Payables to Turkish Republic of Northern Cyprus Tax Office	825	3,000
Other	25,204	38,560

	964,421	759,019

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to Information and Communication Technologies Authority and personnel income taxes.

Balances due to other suppliers are arising in the ordinary course of business.

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services.

Consideration payable in relation to acquisition of Belarussian Telecom represents present value of short-term deferred payments to the seller. Total deferred payment amounts to $300,000, of which $100,000 will be paid on 31 December 2009. The remaining consideration is classified under Other non-current liabilities section (note 23).

Selling and marketing expense accrual is mainly resulted from services received from third parties related to marketing activities of the Company which are not yet invoiced.

Interconnection accrual represents net balance of uninvoiced call termination services received from other operators and interconnection services rendered to other operators.

In accordance with the license agreement, Turkcell pays 90% of the ongoing license fee, which equals 15% of its gross revenue, to the Turkish Treasury and 10% as universal service fund to the Turkish Ministry.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 29.

29.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Note	2008	2007
Due from related parties-non current	33	45,349	68,871
Other non-current assets	16	7,001	7,671
Available-for-sale financial assets	15	689	28,218
Due from related parties-current	33	64,013	52,482
Trade receivables and accrued income	18	587,385	558,563
Other current assets	19	25,305	169,378
Cash and cash equivalents	20	3,255,225	3,095,095

		3,984,967	3,980,278

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2008	2007
Receivable from subscribers	473,662	443,705
Receivables from distributors and other operators	143,490	137,363
Other	6,753	10,577

	623,905	591,645

Impairment losses

The movement in the allowance for impairment in respect of trade receivables as at 31 December 2008 and 31 December 2007 is as follows:

	2008	2007
Balance at 1 January	181,746	133,615
Impairment loss recognised	65,678	35,142
Impairment loss recognised through acquisition of business combination	2,872	—
Write-off	(1,674)	(16,876)
Effect of change in foreign exchange rate	(51,985)	29,865

Balance at 31 December	196,637	181,746

The impairment loss recognised of $65,678 for the year ended 31 December 2008 relates to its estimate of incurred losses in respect of trade receivables.

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivable directly.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	2008							2007
	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial
Liabilities
Secured bank loans								125,388	(127,950)	(127,950)	—	—	—	—
Unsecured bank loans	777,024	(837,416)	(77,901)	(554,363)	(14,114)	(180,890)	(10,148)	634,502	(710,339)	(479,020)	(40,620)	(11,065)	(179,634)	—
Finance lease liabilities	8,905	(9,905)	(1,556)	(2,265)	(2,839)	(3,245)	—	69	(69)	(69)	—	—	—	—
Trade and other payables	869,806	(880,303)	(880,303)	—	—	—	—	758,223	(767,125)	(767,125)	—	—	—	—
Bank overdraft	4,372	(4,372)	(4,372)	—	—	—	—	2,125	(2,125)	(2,125)	—	—	—	—
Due to related parties	21,032	(21,353)	(21,353)	—	—	—	—	17,978	(18,362)	(18,362)	—	—	—	—
Consideration payable in relation to acquisition of Belarussian Telecom	242,621	(300,000)	—	(100,000)	(100,000)	—	(100,000)	—	—	—	—	—	—	—
Financial liability in relation to put option	77,524	(89,165)	—	—	—	(89,165)	—	—	—	—	—	—	—	—

TOTAL	2,001,284	(2,142,514)	(985,485)	(656,628)	(116,953)	(273,300)	(110,148)	1,538,285	(1,625,970)	(1,394,651)	(40,620)	(11,065)	(179,634)	—

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Current cash debt coverage ratio as at 31 December 2008 and 2007 is as follows:

	2008	2007
Cash and cash equivalents	3,259,792	3,095,300
Current liabilities	2,105,054	2,237,820
Current cash debt coverage ratio	155%	138%

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	2007
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	68,871	770	—
Other non-current assets	5	2,136	—
Other investments	27,920	203	—
Due from related parties-current	6,681	97	—
Trade receivables and accrued income	31,710	2,839	10
Other current assets	4,595	949	3
Cash and cash equivalents	1,806,527	88,416	5,901

	1,946,309	95,410	5,914

Foreign currency denominated liabilities
Loans and borrowings-non current	(140,226)	—	—
Loans and borrowings-current	(469,500)	(96,000)	—
Trade and other payables	(74,706)	(43,799)	(198,919)
Due to related parties	(546)	(700)	—

	(684,978)	(140,499)	(198,919)

Net exposure	1,261,331	(45,089)	(193,005)

	2008
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	45,371	—	—
Other non-current assets	1	—	—
Other investments	403	202	—
Due from related parties-current	15,634	804	—
Trade receivables and accrued income	28,905	9,899	10
Other current assets	1,947	933	—
Cash and cash equivalents	874,103	408,695	1,392

	966,364	420,533	1,402

Foreign currency denominated liabilities
Loans and borrowings-non current	(155,615)	—	—
Other non-current liabilities	(310,899)	—	—
Loans and borrowings-current	(558,174)	—	—
Trade and other payables	(264,586)	(69,877)	(3,091)
Due to related parties	(1,444)	(7,747)	—

	(1,290,718)	(77,624)	(3,091)

Net exposure	(324,354)	342,909	(1,689)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date Closing Rate
	2008	2007	2008	2007
USD	1.2768	1.3031	1.5123	1.1647
EUR	1.8816	1.7827	2.1408	1.7102
SEK	0.1949	0.1918	0.1945	0.1798

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments. Changes in the fair values of forward contracts and currency options are also included in the sensitivity analysis if any; however, offsetting changes in the valuation of the underlying transaction are not included.

10% strengthening of the New Turkish Lira against the following currencies as at 31 December 2008 and 31 December 2007 would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2008	2007
USD	32,435	(126,133)
EUR	(48,542)	6,621
SEK	22	2,980

10% weakening of the New Turkish Lira against the following currencies as at 31 December 2008 and 31 December 2007 would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2008	2007
USD	(32,435)	126,133
EUR	48,542	(6,621)
SEK	(22)	(2,980)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Interest rate risk

As at 31 December 2008 and 2007 the interest rate profile of the Group’s interest-bearing financial instruments was:

		2008		2007
	Note	Effective interest rate	Carrying amount	Effective interest rate	Carrying amount
Fixed rate instruments
Time deposits	20
USD		5.7%	932,394	5.7%	1,788,951
EUR		6.2%	595,131	5.8%	132,758
TRY		24.7%	1,572,390	19.5%	985,766
Other		1.7%	5,518	—	880
Restricted cash	19	—	—	4.3%	125,304
Finance lease obligations	24	6.9%	(8,905)	8.3%	(69)

Variable rate instruments
Available-for-sale securities	15
Foreign inv. equity funds		—	—	*	26,480
Gov. bonds, treasury bills
USD		5.6%	403	6.5%	1,440
EUR		5.1%	286	4.7%	298
Secured bank loans	24
EUR floating rate loans		—	—	4.4%	(125,388)
Unsecured bank loans	24
USD floating rate loans		5.6%	(753,522)	6.7%	(610,474)
EUR floating rate loans		—	—	5.3%	(23,571)
BYR floating rate loans		8.1%	(23,502)	—	—
Other		—	—	—	(457)

*	Effective interest rate is not calculated for foreign investment equity funds since they have no coupon payments.

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 December 2008 would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2008 and 2007.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2008
Variable rate instruments	(6,191)	6,191	3	(3)

Cash flow sensitivity (net)	(6,191)	6,191	3	(3)

31 December 2007
Variable rate instruments	(4,898)	4,898	32	(32)

Cash flow sensitivity (net)	(4,898)	4,898	32	(32)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the balance sheet are as follows:

		2008		2007
	Note	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Due from related parties-non current	33	45,349	45,349	68,871	68,871
Other non-current assets*	16	7,001	7,001	7,671	7,671
Available-for-sale securities	15	689	689	28,218	28,218
Due from related parties-current	33	64,013	64,013	52,482	52,482
Trade receivables and accrued income	18	587,385	587,385	558,563	558,563
Other current assets*	19	25,305	25,305	169,378	169,378
Cash and cash equivalents	20	3,259,792	3,259,792	3,095,300	3,095,300

Financial liabilities
Loans and borrowings—non current	24	(130,020)	(130,020)	(140,404)	(140,404)
Consideration payable in relation to acquisition of Belarussian Telecom	23-29	(242,621)	(242,621)	—	—
Financial liability in relation to put option	23	(77,524)	(77,524)	—	—
Bank overdrafts	20	(4,372)	(4,372)	(2,125)	(2,125)
Loans and borrowings—current	24	(655,909)	(655,909)	(619,555)	(619,555)
Trade and other payables	28	(869,806)	(869,806)	(758,223)	(758,223)
Due to related parties	33	(21,032)	(21,032)	(17,978)	(17,978)

		1,988,250	1,988,250	2,442,198	2,442,198

Unrecognized gain			—		—

*	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

The methods used in determining the fair values of financial instruments are discussed in note 4.

30.	Operating leases

The Company entered into various operating lease agreements. For the year ended 31 December 2008, 2007 and 2006, total rent expenses for operating leases were $263,805, $206,543 and $149,734, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31.	Guarantees and purchase obligations

As at 31 December 2008, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory, purchase of sponsorship and advertisement services and 3G license amount to $847,009 (31 December 2007: $139,540). Out of total purchase commitments $563,893 represents commitments in relation to property, plant and equipment and intangible assets.

As at 31 December 2008, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations amounting to TRY 330,907 (equivalent to $218,811 as at 31 December 2008) (31 December 2007: TRY 243,267 equivalent to $208,867 as at 31 December 2007).

32.	Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and Turkish Ministry an ongoing license fee and universal service fund, respectively, equal to 15% of its gross revenues from Turkish GSM operations. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In February 2002, the Company renewed its License with the Information and Communication Technologies Authority (former name of the Telecommunications Authority), and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behavior and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Certain conditions of the renewed License Agreement include the following:

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

Tariffs: Information and Communication Technologies Authority sets the initial maximum tariffs in TRY and USD. Thereafter, the revised License provides that the Information and Communication Technologies Authority will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the Information and Communication Technologies Authority, Suspension and Termination:

The revised License is not transferable without the approval of the Information and Communication Technologies Authority. In addition, the License Agreement gives the Information and Communication Technologies Authority certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the Information and Communication Technologies Authority.

The Information and Communication Technologies Authority may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defense. During period of suspension, the Information and Communication Technologies Authority may operate the Company’s GSM network.

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

Belarussian Telecom:

Belarussian Telecom owns a license issued on 18 March 2005 for a period of 10 years and is valid till 18 March 2015. Based on the SPA dated 29 July 2008 between the State Committee on Property of the Republic of Belarus (“the seller”), Beltel and the Company, the seller granted an extention on the license to render standard GSM services until 26 August 2018. Besides, the license shall be extended for an additional ten years and the seller shall provide relevant official documents for such evidency authorization until 31 December 2009.

Under its license, Belarussian Telecom has several coverage requirements to increase its geographical coverage gradually starting from the date of the license until 2017. However, Belarussian Telecom’s period of execution in relation to coverage requirements are extended for three years starting from the acquisition date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Astelit:

Astelit owns two GSM activity licenses, one is for GSM—900, one is for DCS—1800. As at 31 December 2008, Astelit owns twenty GSM—900, DCS 1800, D-AMPS and Radiorelay frequency licenses which are regional or national. In addition to the above GSM licenses, Astelit owns four licenses for local fixed line phone connection with wireless access using D-AMPS standard.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in three months; about changes in incorporation address in 10 days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

Tellcom Iletisim Hizmetleri AS:

Tellcom Iletisim Hizmetleri AS (“Tellcom”) acquired Long Distance Traffic Carrying Services License, Data Transmission Overland License, Infrastructure License and Internet Service Provider License. Long Distance Traffic Carrying Services License is valid for 15 years and the remaining licenses are valid for 25 years.

Superonline:

Superonline acquired Long Distance Traffic Carrying Services License, Data Transmission Overland License, Satellite License and Internet Service Provider License. Long Distance Traffic Carrying Services License is valid for 15 years and the remaining licenses are valid for 25 years.

Inteltek:

Inteltek signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football betting games. The Central Betting System Contract was scheduled to expire on 30 March 2008.

Inteltek signed another contract with Genclik ve Spor Genel Mudurlugu (“GSGM”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting Contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GSGM ceased the implementation of the Fixed Odds Betting Contract starting from March 2007. Following this annulment decision, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with less-advantageous conditions compared to previous contract signed in 2003, that expired on 1 March 2008.

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, which took effect on 1 March 2008. At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract but to be valid for one year utmost until the operation started as a result of the new tender.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

On 28 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek, gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate, which is 1.4% of gross takings (until 1 March 2009, commission rate is 7% of gross takings), will be applicable starting from March 2009.

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

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008.

Under the Mobile Communication License Agreement, Kibris Telekom also pays the tax authorities of Turkish Republic of Northern Cyprus an ongoing license fee on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (“Telsim”), Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMBH (“Milleni.com”) and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”). The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the Information and Communication Technologies Authority on 23 May 2003.

The Regulation is driven largely by a goal to improve the competitive environment. Under the Regulation, the Information and Communication Technologies Authority may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom) were obliged to renew their interconnection agreements within two months following the issuance of the Regulation. As a result of intervention by the Information and Communication Technologies Authority, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. The interconnection agreement with Avea (formerly TT&TIM) was last renewed on 20 January 2006. On 24 May 2006, shares of Telsim were transferred to Vodafone and a new interconnection agreement was signed between the Company and Vodafone at the end of July 2006.

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

In addition, the Information and Communication Technologies Authority has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price. The Information and Communication Technologies Authority has also required telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another starting from 9 November 2008.

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

On 16 January 2007, Information and Communication Technologies Authority published “Standard Interconnection Reference Tariffs” for Turk Telekom and GSM operators. In accordance with the recommendation, the fee determined for the Company is full TRY 0.140/minute (equivalent to full $0.093/minute as at 31 December 2008) between 1 January 2007 and 28 February 2007. From 1 March 2007, the fee is full TRY 0.136/minute (equivalent to full $0.090/minute as at 31 December 2008). These “Standard Interconnection Reference Tariffs” were not necessarily directly applicable to the Company’s interconnection agreements unless explicitly stated by the Information and Communication Technologies Authority at the end of the settlement procedure. However, full TRY 0.136/minute (equivalent to full $0.090/minute as at 31 December 2008) has been started to be applied between Turk Telekom and the Company starting from 1 March 2007.

On 1 April 2008, Information and Communication Technologies Authority published “Standard Interconnection Reference Tariffs” for Turk Telekom and GSM operators. In accordance with the recommendation, the fee determined for the Company is full TRY 0.091/minute (equivalent to full $0.060/minute as at 31 December 2008) effective from 1 April 2008. These “Standard Interconnection Reference Tariffs” are not necessarily directly applicable to the Company’s current or future interconnection

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

agreements unless explicitly stated by the Information and Communication Technologies Authority at the end of the settlement procedure. The Company has recognized interconnection revenues and cost in accordance with “Standard Interconnection Reference Tariffs” starting from 1 April 2008.

On 25 March 2009, Information and Communication Technologies Authority determined new interconnection rates for the Company as full TRY 0.0655 (equivalent to full $0.0433 as at 31 December 2008) which is effective from 1 May 2009.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TRY 3,023 (equivalent to $1,999 as at 31 December 2008) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TRY 30,068 (equivalent to $19,882 as at 31 December 2008).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. As at 31 December 2008, based on the management opinion, the Company recorded a provision of TRY 66,497 (equivalent to $43,971 as at 31 December 2008).

Dispute on National Roaming Agreement

During the third quarter of 2001, the Company was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continuing under the supervision of the Information and Communication Technologies Authority have been subject to several lawsuits. On 26 November 2001, the Company initiated an arbitration suit in International Chamber of Commerce (“ICC”) against Turkish Ministry and Information and Communication Technologies Authority. On 25 November 2003, ICC rendered a decision stating that the case is not under its jurisdiction. The Company initiated a lawsuit for the annulment of this decision. The First Instance Court rejected the case and the Company appealed against said decision. The Supreme Court annulled the decision of the First Instance Court in favor of the Company. On 13 September 2006, local court decided to execute the Supreme Court’s decision. On 22 May 2007, the Court rejected the case. The Company appealed the decision.

In a letter dated 14 March 2002, the Information and Communication Technologies Authority subjected Is-Tim’s request for national roaming to the condition that it be reasonable, economically proportional and technically possible. Nevertheless, the Information and Communication Technologies Authority declared

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against Information and Communication Technologies Authority. On 14 March 2006, Danistay decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Information and Communication Technologies Authority appealed the decision. The appeal process is still pending.

The Information and Communication Technologies Authority decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $14,430 as at 31 December 2008). On 7 April 2004, the Company made the related payment. On 3 January 2005, with respect to the Danistay’s injunction, Information and Communication Technologies Authority paid back nominal amount of TRY 21,822 (equivalent to $14,430 as at 31 December 2008). On 13 December 2005, Danistay decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Information and Communication Technologies Authority appealed the decision. The case is still pending. Based on the management opinion, the Company has not recorded any accrual as at 31 December 2008.

On 27 October 2006, Telecom Italia SPA and TIM International N.V. initiated a lawsuit against the Company and Telsim claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International N.V. requested $2,000 with respect to this claim. On 23 July 2007, the Court sent the file to expert the examination. Expert report has been sent to the Court. The expert report is in favor of the Company. On 29 December 2008, the Court rejected the case. Such decision has been appealed by Telecom Italia SPA and TIM International N.V. Based on the management opinion, the Company has not recorded any accrual as at 31 December 2008

Investigation of the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TRY 6,973 (equivalent to $4,611 as at 31 December 2008) and was enjoined to cease these infringements. The Company initiated a lawsuit before Danistay for the injunction and cancellation of the decision. On 15 November 2005, Danistay cancelled the Competition Board’s decision on the ground that Competition Board infringed the procedural rules governing the investigation process.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Danistay for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. Danistay rejected the injunction request of the Company. The Company has objected to this rejection decision. Danistay rejected the Company’s objection request. The Company appealed the decision.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TRY 6,973 (equivalent to $4,611 as at 31 December 2008) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the injunction and cancellation of this payment order. The Court rejected the Company’s injunction request.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Company has objected to such decision, however, objection is rejected. The court dismissed the lawsuit, and the Company appealed this decision. The Company ceased to accrue for TRY 6,973 (equivalent to $4,611 as at 31 December 2008) on its consolidated financial statements as at and for the period ended 31 December 2008 due to the aforesaid payment on 25 September 2006.

Investigation of the Information and Communication Technologies Authority on International Voice Traffic

In May 2003, the Company was informed that the Information and Communication Technologies Authority had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, the Information and Communication Technologies Authority fined the Company a nominal amount of approximately TRY 31,731 (equivalent to $20,982 as at 31 December 2008). On 9 April 2004, the Company made the related payment. With respect to the Danistay’s injunction on 5 November 2004, Information and Communication Technologies Authority paid back the nominal amount. Information and Communication Technologies Authority appealed this decision. General Assembly of Administrative Courts of Danistay rejected the appeal request of Information and Communication Technologies Authority. On 26 December 2006, Danistay decided to accept the Company’s claim and annul the decision of and the penalty given by the Information and Communication Technologies Authority. Information and Communication Technologies Authority appealed the decision and the appeal process is pending.

On 2 March 2005, Turk Telekom notified the Company that it has damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested the Company to pay nominal amount of TRY 219,149 (equivalent to $144,911 as at 31 December 2008) of principal and nominal amount of TRY 178,364 (equivalent to $117,942 as at 31 December 2008) of interest, which make a sum of nominal amount of TRY 397,513 (equivalent to $262,853 as at 31 December 2008) until 7 March 2005. In addition, Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TRY 450,931 (equivalent to $298,176 as at 31 December 2008) of which TRY 219,149 (equivalent to $144,911 as at 31 December 2008) is principal and TRY 231,782 (equivalent to $153,265 as at 31 December 2008) is interest charged until 30 June 2005. The Court sent the file to expert examination. According to the expertise report filed in October 2007, interconnection agreement between the Company and Milleni.com damaged Turk Telekom’s interest amounting to TRY 288,400 (equivalent to $190,703 as at 31 December 2008) or TRY 279,227 (equivalent to $184,637 as at 31 December 2008). The Company objected to the expertise report. On 6 November 2007, the Court ruled to obtain an additional expertise report. Additional expertise report has been sent to the parties and the report is consistent with the previous expertise report. The Company objected to the additional expertise report. The Company requested another expertise report. On 27 November 2008, the Court ruled to obtain an additional expertise report. Management believes that the aforementioned request has no legal basis. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court. The case is still pending.

Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the period ended 31 December 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Dispute on Special Communication Taxation Regarding Prepaid Card Sales

On 18 September 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June—December 2002, the Company calculated the special communication tax on post-discounted amounts. Pursuant to this report, the Tax Office delivered to the Company a notice, asserting deficiencies in special communication tax declarations and requesting a special communication tax payment amounting to nominal amount of TRY 6,992 (equivalent to $4,623 as at 31 December 2008) and a tax penalty of nominal amount of TRY 9,875 (equivalent to $6,530 as at 31 December 2008). The tax court accepted the Company’s request for cancellation of special communication tax declarations. The tax office appealed this decision. Danistay did not accept the Tax Court decision. The Company applied for the correction of the decision. On 25 June 2007, Danistay rejected the correction of decision. On 28 September 2007, Local Court complied with Danistay’s decision and rejected the lawsuit for the principle tax amount and accepted the part of the case related to the tax penalty saying that the penalty was excessively applied than it was required. The Company appealed the decision. Since the settlement has been arranged between the Company and Tax Office, the Company has been waived from the lawsuit.

On 3 December 2007, Tax Office delivered a notice to the Company requesting a special communication tax payment amounting to nominal amount of TRY 6,992 (equivalent to $4,623 as at 31 December 2008), a tax penalty of a nominal amount of TRY 6,992 (equivalent to $4,623 as at 31 December 2008) and accrued interest of nominal amount of TRY 16,813 (equivalent to $11,118 as at 31 December 2008). The Company made the related payment with respect to special communication tax and tax penalty totaling to a nominal amount of TRY 13,984 (equivalent to $9,246 as at 31 December 2008) on 28 December 2007. Besides, the Company filed a lawsuit on 28 December 2007 for the cancellation of accrued interest amounting to nominal amount of TRY 16,813 (equivalent to $11,118 as at 31 December 2008). The Court rejected the Company’s injunction request. The Company objected to the decision, however, the objection request was not accepted. As a result of the settlement between the Company and the Tax Office, the Company decided to withdraw its request.

The Company filed a lawsuit on 28 January 2008 for the cancellation of Tax Office decision with respect to the Company’s aforementioned payment not to be deemed as a special communication tax and tax penalty. The Court rejected the Company’s cancellation request. The Company objected to the decision. As a result of the settlement between the Company and the Tax Office, the Company decided to withdraw its request.

The Company filed a lawsuit on 12 February 2008 against the Tax Office for the cancellation of the payment orders issued by the Tax Office for the above mentioned tax payments and requested preliminary injunction. The Court rejected the Company’s cancellation request. The Company objected to the decision. As a result of the settlement between the Company and the Tax Office, the Company decided to withdraw its request.

The Law on the Settlement Procedure and Collection of Certain Public Receivables numbered 5736 was put into force on 27 February 2008 following its approval by the Grand National Assembly General Committee. The law provides a new settlement opportunity and easy payment conditions for the tax debts of taxpayers. It has been stipulated that tax receivables assessed additionally, arbitrarily or by the administration, yet whose period allowed for settlement or initiating litigation has not ended as of the effective date of the Code, or for which settlement has been requested, and the settlement meeting has not been held yet or has been held but the period allowed for accepting the final offer has not ended, and receivables that have been subject to a litigation and not yet final; shall be subject to a new settlement and the settled amount shall be divided into installments under convenient conditions. On 26 March 2008, the Company submitted a written application to the Tax Offices for the dispute on special communication taxation regarding prepaid card sales.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

According to the settlement made with Tax Offices Coordination Settlement Commission under Ministry of Finance Revenue Administration (“Settlement Commission”) on 18 November 2008, the special communication tax and penalty regarding the dispute paid by the Company amounted to TRY 13,984 (equivalent to $9,246 as at 31 December 2008) was settled at TRY 2,750 (equivalent to $1,818 as at 31 December 2008). In addition, the late payment interest in which the Company had a provision of TRY 16,813 (equivalent to $11,118 as at 31 December 2008) settled at TRY 7,044 (equivalent to $4,658 as at 31 December 2008). The Company deducted these settlement gains from its monthly special communication tax payments.

Tax Office imposed tax penalty in the total amount of TRY 47,130 based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the year 2003. As at 31 December 2008, the Company initiated a lawsuit before the court. This lawsuit is still pending. The Company management believes that the subject amount will also be settled with Settlement Commission and will not lead to a financial risk. Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the period ended 31 December 2008.

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency

The tender on fixed odds betting tender related to establishment and operation of risk management center head agency held by GSGM and the Fixed Odds Betting Contract dated 2 October 2003 signed as a result of the said tender between GSGM and Inteltek were challenged by Reklam Departmani Basin Yayin Produksiyon Yapimcilik Danismanlik ve Ticaret Limited Sirketi (“Reklam Departmani”) and Gtech Avrasya Teknik Hizmet ve Musavirlik AS (“Gtech”) with the claim of suspension of execution and annulment.

For the lawsuit initiated by Gtech, Council of State decided for the suspension of the tender. Following this decision, the Fixed Odds Betting Contract dated 2 October 2003 between GSGM and Inteltek was terminated by GSGM based on the said decision of Council of State and the Code numbered 5583 came into effect which allowed Spor Toto to hold a new tender and sign a new contract which would be valid until 1 March 2008. On 15 March 2007, GSGM held a new tender, at which Inteltek became the preferred bidder and reacquired the right to operate until 1 March 2008. On the other hand, Inteltek initiated two lawsuits against GSGM on the ground that the termination of the Fixed Odds Betting Contract dated 2 October 2003 was unjustified and to determine that the aforementioned contract is valid under law and is in force. The court decided to reject Inteltek’s claim on 10 July 2007. Inteltek appealed the court’s decision. Inteltek’s appeal was rejected by the Court on 5 February 2008 and Inteltek applied for correction of decision. The Supreme Court rejected the appeal. Inteltek appealed the decision. The Supreme Court decided to approve the decision.

On 27 February 2008, the Turkish parliament passed a new law that allowed Spor Toto to sign a new Fixed Odds Betting Contract with Inteltek, having the same terms and conditions with the latest contracts signed with Spor Toto and to be valid for up to one year, until operations start under the new tender which Spor Toto is allowed to hold in accordance with the same law. Inteltek signed a new Fixed Odds Betting contract with Spor Toto, which took effect on 1 March 2008.

On 28 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek gave the best offer with 1.4% for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate is applicable starting from March 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Based on the management opinion, the Company has not recorded any accruals with respect to these matters in its consolidated financial statements as at and for the period ended 31 December 2008.

Dispute with Spor Toto I

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TRY 3,292 (equivalent to $2,177 as at 31 December 2008) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

A lawsuit for determination of evidence has been initiated against Inteltek by Spor Toto on behalf of GSGM. In this lawsuit, Spor Toto has requested from the Court to determine if Inteltek was responsible for the revenue which was not transferred to the Spor Toto’s accounts in due time, and collection risk was belonging to Inteltek, Inteltek was responsible for the revenue in the amount of TRY 1,527 (equivalent to $1,010 as at 31 December 2008) which was not paid and not collected until the date of the lawsuit and final accounts should be resolved after every period of six-months for settlement, by accepting the periods of six-months for settlement as periods independent from each other. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GSGM and Inteltek is not responsible for the uncollected amount of TRY 1,527 (equivalent to $1,010 as at 31 December 2008) and also rejected the demand of GSGM that the reconciliation period should be six-month independent periods. GSGM appealed the Court’s decision. Supreme Court rejected the appeal request of GSGM. Following the Supreme Court’s decision, GSGM applied for the correction of the decision. GSGM’s correction of decision request was rejected by the Court and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued amount of TRY 3,292 (equivalent to $2,177 as at 31 December 2008) and its overdue interest accrual amount of total TRY 1,894 (equivalent to $1,252 as at 31 December 2008). Furthermore, Inteltek reclaimed TRY 2,344 (equivalent to $1,550 as at 31 December 2008) principal and TRY 977 (equivalent to $646 as at 31 December 2008) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 3 December 2008, the Court ruled to obtain an expertise report. On 19 March 2009, the court decided in favour of Inteltek. The case is still pending. The Company has not recorded any income accruals with respect to latter lawsuit in its consolidated financial statements as at and for the period ended 31 December 2008.

Dispute with Spor Toto II

On 29 January 2007, Spor Toto sent a letter to Inteltek claiming that duplicate payments have been made to Inteltek under the two separate agreements that Inteltek operates under and it would keep these duplicate payments in an escrow account until settlement of this issue. Following this letter, on 27 February 2007, Inteltek initiated a lawsuit against Spor Toto stating that all payments made with respect to the contracts between Inteltek and Spor Toto are valid under law. The Supreme Court’s investigation report resulted in favor of Inteltek and whereon as at 31 December 2008 Spor Toto released the deducted amount of TRY 2,494 (equivalent to $1,649 as at 31 December 2008) for the period between 26 December 2006 and 26 March 2007. Therefore, on 29 April 2008 the Court decided that there is no need to render a verdict on this case. Such decision has been appealed by Inteltek.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Dispute on call termination fee

Telsim has initiated a lawsuit claiming that the Company has not applied the reference interconnection rates determined by the Information and Communication Technologies Authority, and has charged interconnection fees exceeding the ceiling rates approved by Information and Communication Technologies Authority and requested an injunction to be applicable starting from 1 August 2005, to cease this practice and requested a payment of its damages totalling to nominal amount of TRY 26,109 (equivalent to $17,264 as at 31 December 2008) including principal, interest and penalty on late payment. On 6 April 2006, the case was rejected. Telsim appealed this decision. On 11 December 2007, Supreme Court approved the local court decision. Telsim applied for the correction of the decision. Supreme Court rejected Telsim’s request and the decision has been finalized.

There has been a disagreement between the Company and Avea with respect to interconnection rates applied between March 2005 and July 2006. Avea raised an objection on the invoices the Company had issued during the said period claiming that the Company had not applied the reference interconnection rates determined by the Information and Communication Technologies Authority, and had charged interconnection fees exceeding the ceiling rates approved by Information and Communication Technologies Authority. Between March 2005 and July 2006, Avea issued return invoices amounting to TRY 78,030 (equivalent to $51,597 as at 31 December 2008) which represents the amount exceeding the ceiling rates approved by Information and Communication Technologies Authority and the Company booked such invoices as a reduction of revenue. The Company management believes that the Interconnection Agreement signed between the Company and Avea on 9 March 2001 should be binding with respect to tarifing instead of the reference interconnection rates determined by the Information and Communication Technologies Authority. A similar case with Telsim, at which Telsim was claiming that the Company should have applied the reference interconnection rates determined by the Information and Communication Technologies Authority was rejected on 6 April 2007 and approved by Supreme Court on 11 December 2007. Therefore, in November 2007, the Company issued return invoices, which were issued by Avea, including taxes amounting to TRY 78,030 (equivalent to $51,597 as at 31 December 2008) and recognized revenue amounting to TRY 54,566 (equivalent to $36,081 as at 31 December 2008) in its consolidated financial statements for the year ended 31 December 2007.

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

Dispute with the Information and Communication Technologies Authority with respect to temporary set call termination fees

The interconnection agreement executed with Turk Telekom provided for a renegotiation of pricing terms on call termination fees after 31 December 2004, and in the event that the parties could not agree on new terms by 28 February 2005, for referral to the Information and Communication Technologies Authority for

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

resolution. As the parties were unable to agree on new terms, Turk Telekom referred the matter to the Information and Communication Technologies Authority, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005.

On 7 October 2005, the Company filed a lawsuit against Information and Communication Technologies Authority for the injunction and cancellation of this decision, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005 and the Court rejected the Company’s preliminary injunction request. The Company has appealed this decision. The appeal request has been rejected. On 4 July 2007, the Court decided that the lawsuit is not under its jurisdiction. Danistay rejected injunction request of the Company and the Company objected to the decision. On 1 June 2006, Information and Communication Technologies Authority issued reference call termination fees for the Company and Turk Telekom. In addition, on 26 July 2006, Information and Communication Technologies Authority issued final call termination fees for the Company and Turk Telekom.

On 10 July 2006 and 14 August 2006, the Company filed two lawsuits before Ankara Administrative Court for the injunction and cancellation of reference call termination fees together with the final termination fees set as full TRY 0.140/minute (equivalent to full $0.093/minute as at 31 December 2008) for calls terminating on Turk Telekom and the Company’s network through the decisions of Information and Communication Technologies Authority dated 1 June 2006 and 26 July 2006. On 9 October 2006, the Administrative Court rejected injunction request of the Company dated 10 July 2006. The Company objected to this decision. On 22 November 2006, Administrative Court has rejected the objection request. The Court decided that the lawsuit is not under its jurisdiction and transferred the file to Danistay. On 21 September 2007, Danistay rejected the injunction request of the Company dated 14 August 2006 and the Company objected to the decision. However, such objection was also rejected.

On 12 September 2007, the Company filed another lawsuit on Danistay for the injunction and cancellation of call termination fees between the Company and Turk Telekom which have been set as TRY 0.140/minute (equivalent to full $0.093/minute as at 31 December 2008) between 1 January 2007 and 28 February 2007 and full TRY 0.136/minute (equivalent to full $0.090/minute as at 31 December 2008) starting from 1 March 2007. The Court rejected the injunction request of the Company. The Company objected to the decision and the objection was rejected by the Court.

On 22 October 2008, the Company filed another lawsuit against the part of Information and Communication Technologies Authority’s “Standard Interconnection Reference Tariffs” that determines reference fee for the Company is TRY 0.091/minute (equivalent to full $0.060/minute as at 31 December 2008) for Turk Telekom, Vodafone and Avea, together with and the decision declared on 26 August 2008 that Interconnection fee between the Company and Vodafone is determined TRY 0.091/minute (equivalent to full $0.060/minute as at 31 December 2008). Injunction request of the Company has been rejected by the Court. The Company objected to such rejection.

On 27 October 2008, the Company filed another lawsuit against the part of Information and Communication Technologies Authority’s “Standard Interconnection Reference Tariffs” that determines reference fee for the Company is TRY 0.091/minute (equivalent to full $0.060/minute as at 31 December 2008) for Turk Telekom, Vodafone and Avea, together with and the decision declared on 20 August 2008 that Interconnection fee between Company and Avea is determined TRY 0.091/minute (equivalent to full $0.060/minute as at 31 December 2008). The case is still pending.

In addition, call termination fees between the Company and Vodafone and the Company and Avea are set through ‘Reconciliation procedure’ and ‘Call termination fees’ issued on 1 June 2006 by Information and

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Communication Technologies Authority. These call termination fees are effective from March 2006, May 2006 and July 2006 for Telsim, Vodafone and Avea, respectively. On 14 August 2006, the Company filed a lawsuit with the Ankara Administrative Court for the injunction and cancellation of call termination fees between the Company and Avea which have been set as full TRY 0.140/minute (equivalent to full $0.093/minute as at 31 December 2008) for calls terminating on the Company’s network. On 19 December 2006, the Ankara Administrative Court dismissed the case, deciding that it does not have jurisdiction over the case. The case has been transferred to Danistay. On 21 September 2007, the Court rejected the injunction request of the Company. The Company objected to this decision. On 26 September 2007, the Company filed a lawsuit on Danistay for the injunction and cancellation of call termination fees between the Company and Avea which have been set as full TRY 0.136/minute (equivalent to full $0.090/minute as at 31 December 2008) for calls terminating on the Company’s network. The court rejected the Company’s injunction request and the Company objected to this decision. The case is still pending.

Additionally, on 23 August 2006, the Company also filed a lawsuit with the Ankara Administrative Court for the injunction and cancellation of call and SMS termination fees between Turkcell and Vodafone (Telsim for the period between 1 March-24 May 2006) which have been set as full TRY 0.140/minute (equivalent to full $0.093/minute as at 31 December 2008) for calls terminating and full TRY 0.0297/unit (equivalent to full $0.0196/unit as at 31 December 2008) for SMS terminating on the Company’s network. The Ankara Administrative Court dismissed the case on 29 August 2006, deciding that it does not have jurisdiction over the case. The case has been transferred to Danistay. On 1 May 2007, the Court rejected the injunction request of the Company and the Company objected to this decision. The Court rejected this objection of the Company. The case is still pending.

Dispute with the Turk Telekom with respect to call termination fees

As mentioned above, Information and Communication Technologies Authority has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totaling to nominal amount of TRY 11,970 (equivalent to $7,915 as at 31 December 2008) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005. After the expert examination, the expert group submitted its report within the file. The case is still pending.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by Information and Communication Technologies Authority for the period between November 2005 and October 2006 amounting to nominal amount of TRY 23,726 (equivalent to $15,689 as at 31 December 2008) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by Information and Communication Technologies Authority for the period between November 2006 and 1 March 2007 amounting to nominal amount of TRY 6,836 (equivalent to $4,520 as at 31 December 2008) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Dispute with Avea on SMS interconnection termination fees

On 28 February 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the messages terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 12,275 (equivalent to $8,117 as at 31 December 2008) for the period between February 2005 and December 2005 with its accrued interest till payment. On 10 October 2006, the Court decided that charging SMS interconnection termination fees violates the agreement between the Company and Avea, and the Company should pay Avea’s losses amounting to nominal amount of TRY 12,275 (equivalent to $8,117 as at 31 December 2008) for the period between February 2005 and December 2005 with its accrued interest till payment. The Company appealed the decision. The Supreme Court rejected the Company’s request and the Company applied for the correction of the decision. Such request rejected and the decision was finalized.

The Company made the principal and interest payment for the period between February 2005 and December 2005 on 6 November 2006 in order not to be under legal action for collection and additional interest charge.

On 22 December 2006, Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 6,480 (equivalent to $4,285 as at 31 December 2008) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision. The case is still pending. An accrual including with the late payment interest amounting to TRY 11,040 (equivalent to $7,300 as at 31 December 2008) has been provided related to this dispute in the consolidated financial statements as at 31 December 2008. The Company has paid the aforementioned amount including principal of TRY 6,480 (equivalent to $4,285 as at 31 December 2008), late payment interest of TRY 5,103 (equivalent to $3,374 as at 31 December 2008) and related fees of TRY 524 (equivalent to $346 as at 31 December 2008) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

The Company has also applied to the Information and Communication Technologies Authority to set SMS interconnection prices between the Company and Avea. On 7 March 2007, the Information and Communication Technologies Authority determined the SMS termination fees between the Company and Avea effective from 23 March 2007.

Dispute on value added taxation with respect to roaming services

The Tax Office claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the year 2000. It has been notified that, based on the calculation made by the Tax Office, the Company should pay nominal amount of TRY 19,791 (equivalent to $13,087 as at 31 December 2008) for VAT and penalty fee. Moreover, the Tax Office also claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the years

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2001 and 2002 amounting to nominal amount of TRY 15,972 (equivalent to $10,561 as at 31 December 2008) and TRY 23,863 (equivalent to $15,779 as at 31 December 2008) for VAT and penalty fee, respectively.

Management decided not to pay such amounts and initiated judicial processes on 6 April 2006 for VAT and penalty fee for the year 2000 and on 13 July 2006 for VAT and penalty fees for the years 2001 and 2002. On 28 June 2007, the Court rejected the case. The Company appealed this decision. Danistay accepted the Company’s injunction request on 17 January 2008. Since the settlement has been arranged between the Company and Tax office, the Company has been waived from the lawsuit.

On the same subject, Tax Office issued the Company tax assessment notes; and the Company initiated lawsuits for cancellation of such notes. On 22 November 2007, the Court rejected such lawsuits and the Company appealed these decisions. Danistay rejected the Company’s injunction request and the appeal process is still pending.

On 4 October 2007, the Company initiated a lawsuit requesting injunction and cancellation of payment requests for aforementioned VAT tax and tax penalty amounts. The injunction request of the Company has been rejected. The Company objected to the decision. Administrative Court rejected the Company’s objection. On 2 April 2008, the Court accepted the injunction request of cancellation of payment notices. Appeal request of the Tax office to the above mentioned decision was rejected by the Istanbul Administrative Court. The Court has decided to accept the lawsuit on 24 December 2008. However, the Tax office appealed the decision. Management believes that the Company will prevail in this matter. Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the period ended 31 December 2008.

The Law on the Settlement Procedure and Collection of Certain Public Receivables numbered 5736 was put into force on 27 February 2008 following its approval by the Grand National Assembly General Committee. The law provides a new settlement opportunity and easy payment conditions for the tax debts of taxpayers. It has been stipulated that tax receivables assessed additionally, arbitrarily or by the administration, yet whose period allowed for settlement or initiating litigation has not ended as of the effective date of the Code, or for which settlement has been requested, and the settlement meeting has not been held yet or has been held but the period allowed for accepting the final offer has not ended, and receivables that have been subject to a litigation and not yet final; shall be subject to a new settlement and the settled amount shall be divided into installments under convenient conditions. On 26 March 2008, the Company submitted a written application to the Tax Offices for the dispute on value added taxation with respect to roaming services.

On 18 November 2008, Settlement Commission decided the VAT, late payment interest and duty charge amounts as TRY 2,000 (equivalent to $1,322 as at 31 December 2008), TRY 6,381 (equivalent to $4,219 as at 31 December 2008) and TRY 175 (equivalent to $116 as at 31 December 2008), respectively. TRY 17,588 (equivalent to $11,630 as at 31 December 2008) portion of gain on settlement was deducted in November 2008 VAT declaration based on the payment made amounted to TRY 19,588 (equivalent to $12,952 as at 31 December 2008) in October 2007 related to original VAT of the aforementioned transactions. Late payment interest and fee amounts which were TRY 6,381 (equivalent to $4,219 as at 31 December 2008) and TRY 175 (equivalent to $116 as at 31 December 2008), respectively were declared in November 2008 VAT declaration and paid in December 2008. On 9 February 2009, the Company initiated a lawsuit claiming that TRY 6,609 (equivalent to $4,370 as at 31 December 2008) interest charges are erroneously computed and should be cancelled accordingly. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Dispute on ongoing license fee based on the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of ongoing license fee has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for ongoing license fee stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective. On 21 April 2006, following the license agreement amended pursuant to the Law, the Company initiated a lawsuit against Turkish Treasury for the difference between the payments that were realized starting from 21 July 2005 until 10 March 2006 and the amount which will accrue in compliance with the Law totalling TRY 111,316 (equivalent to $73,607 as at 31 December 2008) including interest of TRY 8,667 (equivalent to $5,731 as at 31 December 2008). On 9 May 2007, the Court decided that the case is not under its jurisdiction and the Company appealed for this decision. The file was sent to the Supreme Court due to our appeal request. On 13 March 2008, the Supreme Court decided in line with the Local Court decision and the Company applied for the correction of the decision. The request was rejected.

Also, on 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TRY 102,649 (equivalent to $67,876 as at 31 December 2008) and interest amounting to TRY 68,276 (equivalent to $45,147 as at 31 December 2008) till to the date the case is filed. The Administrative Court rejected the case, and the Company appealed the decision. The appeal process is still pending.

The above-mentioned enacted law dated 3 July 2005 also assigned Information and Communication Technologies Authority for the revision of license agreement according to new regulation. However, Information and Communication Technologies Authority did not finalize such revision in a timely manner. Therefore, on 5 May 2006, the Company has also initiated a lawsuit against the Information and Communication Technologies Authority before Administrative Court for the delay of the revision in license agreement preventing the new regulation to become effective until 10 March 2006. By this lawsuit, the Company has requested payment totalling TRY 102,649 (equivalent to $67,876 as at 31 December 2008). On 22 March 2007, the Court decided that the case is not under its jurisdiction. On 12 March 2008, the Company decided to withdraw from its appeal against the Information and Communication Technologies Authority regarding principal amounting to TRY 102,649 (equivalent to $67,876 as at 31 December 2008). On 21 March 2008, the Court decided to dismiss the case as a result of the Company’s withdrawal.

Dispute on Information and Communication Technologies Authority fee payment based on the amended license agreement

Based on the 9th article of the new license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as Information and Communication Technologies Authority Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting ongoing license fee, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. However, the Court rejected the Company’s injunction request. The Company objected to the Court’s decision and the Court rejected the Company’s objection request.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

On 21 June 2006, Information and Communication Technologies Authority notified the Company that the Information and Communication Technologies Authority Fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, Information and Communication Technologies Authority requested the Company to pay additional TRY 4,011 (equivalent to $2,652 as at 31 December 2008). The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of Information and Communication Technologies Authority. On 30 May 2007, the Court rejected the Company’s injunction request. The Company objected to the decision. Ankara Regional Administrative Court rejected the objection request of the Company. The case is still pending.

On 2 October 2007, the Company filed a lawsuit claiming that Information and Communication Technologies Authority fee for the year 2006 which had been already paid in April 2007 should have been calculated according to the previous license agreement which was valid between 1 January 2006 and 9 March 2006. The Court rejected the Company’s injunction request. The Company objected to the decision and the Administrative Court rejected the Company’s objection request. The case is still pending.

Dispute on receivables from Avea regarding call termination fees

Based on the 21st Article of the Access and Interconnection Regulation, the operators may retrospectively apply the final call termination fees determined by Information and Communication Technologies Authority under the reconciliation procedure. Therefore, on 29 August 2006, the Company has initiated a lawsuit against Avea for the collection of its damages totaling to nominal amount of TRY 32,334 (equivalent to $21,381 as at 31 December 2008) including principal, interest and penalty on late payment covering the period from 30 June 2004 until 7 July 2006 which is the announcement date of the reference call termination fees issued by Information and Communication Technologies Authority on June 2006. On 20 February 2007, the court has dismissed the case. The Company appealed the said decision. The Supreme Court approved the decision of the court. The Company has applied to the correction of the decision. On 27 February 2009, the Supreme Court affirnmed the local court decision. The Company will apply for the correction of the decision accordingly.

Dispute on validity of the General Assembly Meeting

On 21 August 2006, Sonera Hoding BV filed a lawsuit with an injunction request for the purpose of determination of the invalidity of the Company’s General Assembly Meeting with an ordinary agenda including dividend distribution and appointment of members of the Board of Directors, held on 22 May 2006 and the invalidity of all resolutions taken in this meeting.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TRY 8,136 (equivalent to $5,380 as at 31 December 2008) including interest. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Dispute on Turk Telekom Interconnect Costs

On 26 April 2007, Turk Telekom initiated a lawsuit against the Company claiming that interconnect costs declared by the Information and Communication Technologies Authority for the determination of Standard Reference Interconnection Tariffs do not reflect the actual costs. On 19 December 2007, the Court rejected the case. Turk Telekom appealed the decision and the appeal process is pending.

Dispute on the Audit Committee Member

On 21 July 2006, Alexey Khudyakov was appointed to the audit committee as an observer member. On 26 January 2007 the CMB informed the Company that Alexey Khudyakov’s current status, as an observer member on the audit committee does not satisfy the requirements under Article 25 “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently in order to comply with Article 25. In March 2007, the Company commenced a lawsuit to suspend the execution and to annul the decision of the CMB. The court rejected the Company’s suspension of execution request. The Company objected to the decision. On 15 August 2007, the Local Ankara Administrative Court accepted the Company’s objection request and suspended the said decision of CMB. However, on 18 January 2008, Ankara 14th Administrative Court rejected the case. The Company appealed the decision. On 9 April 2008, State of Council rejected the injunction request of the Company. The appeal process is still pending.

On 23 October 2008, the CMB decided on an administrative penalty amounting to TRY 12 (equivalent to $7 as at 31 December 2008) since the Company did not fulfil the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the court. The case is still pending.

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the Information and Communication Technologies Authority claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the Information and Communication Technologies Authority on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. The Court rejected the Company’s injunction request and the Company objected to the decision. The Court rejected the Company’s objection request. Avea and Vodafone requested to participate in the case as interveners and the Court accepted this request. The case is still pending.

Inquiry of Information and Communication Technologies Authority on Campaigns

According to the decision of Information and Communication Technologies Authority dated 15 March 2007, a pre-inquiry has been decided to start regarding the campaigns in which free minutes or counters are given to the new subscribers in the introduction sets in order to determine their conformity with telecommunications legislation. Information and Communication Technologies Authority decided to make an investigation on this issue. Investigation report has been notified to the Company and legal arguments of the Company have been requested. The Company submitted its legal arguments to the Information and Communication Technologies Authority on 20 October 2007.

On 21 May 2008, Information and Communication Technologies Authority decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TRY 32,088 (equivalent to $21,218 as at 31 December 2008). The Company has

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

benefited from the early payment option and deserved a 25% discount and paid TRY 24,066 (equivalent to $15,914 as at 31 December 2008) on 1 August 2008. On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the Information and Communication Technologies Authority’s decision. The Court rejected the Company’s injunction request. The Company objected to the decision, however, the Court rejected the Company’s request. The case is still pending.

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TRY 15,149 (equivalent to $10,017 as at 31 December 2008) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Danistay accepted the injunction request of the Company. SDIF objected to injunction decision of Danistay. The case is still pending. SDIF issued payment orders for the above mentioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. The Court accepted the injunction request of the Company. SDIF objected the decision. On 6 February 2008, the Court accepted the Company’s injunction request. SDIF objected to this decision and such objection request was also rejected by the Court. The case is still pending.

Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the period ended 31 December 2008.

Letter from Turkish Treasury Regarding Ongoing License Fee Deduction for 2006 Sales Discounts

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts given to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 2007, the Company started to deduct discounts given to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess ongoing license fee and universal service fund for the year 2006 totalling TRY 51,254 (equivalent to $33,891 as at 31 December 2008). In a letter dated 23 February 2007, the Company requested ongoing license fee amounting to TRY 46,129 (equivalent to $30,503 as at 31 December 2008) and interest accrued amounting to TRY 5,020 (equivalent to $3,319 as at 31 December 2008) from Turkish Treasury and universal service fund amounting to TRY 5,125 (equivalent to $3,389 as at 31 December 2008) and interest accrued amounting to TRY 558 (equivalent to $369 as at 31 December 2008) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from existing ongoing monthly payments. As at 31 December 2007, the Company deducted TRY 51,254 (equivalent to $33,891 as at 31 December 2008) from existing monthly ongoing license fee and universal service fund payments.

Turkish Treasury send a letter to the Company dated 17 July 2007 and rejected deducting ongoing licensee fees that relates to 2006 from current year payments. Accordingly, TRY 2,960 (equivalent to $1,957 as at 31 December 2008) that is deducted from ongoing license fee payment for May 2007 has been requested from the Company. The Company has not made the related payment and continued to deduct ongoing license fee and universal service fee amount related to discounts given to distributors for the year 2006.

Besides, the Company filed two lawsuits on ICC in order to determine that the Company is not obliged to pay ongoing license fee and Information and Communication Technologies Authority Fee in accordance with the 8th and 9th Articles of the License, respectively, on discounts given to distributors. These lawsuits are still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated financial statements.

Dispute with Information and Communication Technologies Authority on Tariffs

Between October 2007 and February 2008, Information and Communication Technologies Authority made announcements about its decision to control retail pricing for mobile operators, setting a lower ceiling for off-net calling prices for all operators and asking the Company to set its on-net prices to be not lower than its lowest interconnect rate. The Company filed lawsuits before Danistay requesting an injunction and annulment of the aforementioned decision on the ground that said decision is violating relevant legislations and License Agreement between the Company and Information and Communication Technologies Authority. On 26 May 2008, Danistay accepted the injunction request of the Company with respect to set its on-net prices to be not lower than its lowest interconnect rate and rejected the injunction request of the Company about Information and Communication Technologies Authority’s decision to control retail pricing for mobile operators, setting a lower ceiling for off-net calling prices for all operators. Information and Communication Technologies Authority objected to the decision. The Court rejected the objection request of Information and Communication Technologies Authority. Information and Communication Technologies Authority requested the cancellation of the aforementioned injunction decision, however, its request was rejected. The case is still pending.

33.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 December 2008 and 2007, none of the Group’s directors and executive officers has outstanding personnel loans from the Company.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $7,912, $12,439 and $3,899 for the year ended 31 December 2008, 2007 and 2006, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders. The Company’s management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties and the transactions are consummated at their fair values. None of these balances are secured.

Other related party transactions:

Due from related parties—long term	2008	2007
Digital Platform Iletisim Hizmetleri AS (“Digital Platform”)	40,690	64,220
Other	4,659	4,651

	45,349	68,871

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Due from related parties—short term	2008	2007
Digital Platform	19,356	6,960
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	18,394	5,612
A-Tel	18,126	27,470
Superonline	—	7,078
Other	8,137	5,362

	64,013	52,482

Due to related parties—short term	2008	2007
ADD Production Medya AS (“ADD”)	11,688	7,224
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	3,752	5,876
KVK Teknoloji	723	—
Betting Organization Operation and Promotion Company SA (“Betting SA”)	704	891
Kyivstar GSM JSC (“Kyivstar”)	653	499
Estore Elektronik Tic. ve Sanal Mag. Hiz. AS (“Estore”)	122	2,389
Other	3,390	1,099

	21,032	17,978

Substantially, all of the significant due from related party balances is from Cukurova Group companies.

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. On 23 December 2005, a “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The agreement includes the restructuring of the Group’s receivables from Digital Platform in exchange for sponsorship and the advertisement services that the Company will receive on Digital Platform’s infrastructure. Under the agreement, Digital Platform commits to pay amounts due to the Group through 15 July 2011 along with the interest in cash and advertisement services. $60,046 represents present value of future cash flows and services discounted using imputed interest rate. As at 31 December 2008, $40,690 of the balance is classified as long term due from related parties in accordance with the revised repayment schedule. Besides, the Company paid $4,425 to Digital Platform within the scope of the agreement during the year ended 31 December 2008.

Due from and Due to KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and scratch card sales to this company and payables in relation to activation fees and subsidies for sales.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF, resulted from simcard and scratch card sales to this company and payables in relation to activation fees and subsidies for sales.

Due from ADD, a company whose shares are owned by Cukurova Group, resulted from advances given for advertisement and sponsorship services rendered by this company.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Due to Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services received.

Due to Estore, a company whose majority shares are owned by Cukurova Group, resulted from handset purchases regarding loyalty campaigns.

The Group’s exposure to currency and liquidity risk related to due from/ (due to) related parties is disclosed in note 29.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table.

Revenues from related parties	2008	2007	2006
Sales to KVK Teknoloji
Simcard and prepaid card sales	860,711	627,148	532,658
Sales to A-Tel
Simcard and prepaid card sales	132,594	141,188	209,852
Sales to Kyivstar
Telecommunications services	63,581	40,165	8,487
Sales to Digital Platform
Call center revenues and interest charges	20,281	16,797	12,618
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	12,996	12,399	11,928

Related party expenses	2008	2007	2006
Charges from ADD
Advertisement and sponsorship services	165,250	167,477	136,171
Charges from KVK Teknoloji
Dealer activation fees and others	103,386	88,564	59,527
Charges from Kyivstar
Telecommunications services	63,799	36,060	13,286
Charges from A-Tel(*)
Dealer activation fees and others	49,065	45,110	57,716
Charges from Hobim
Invoicing and archieving services	20,865	17,163	13,169
Charges from Betting SA
Consultancy services	9,842	8,740	13,438
Charges from Millenicom
Telecommunications services	8,501	11,117	10,812

*	Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the year ended 31 December 2008, 2007 and 2006 amounting to $49,065, $45,110 and $57,716, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

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

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, Cukurova Group. Digital Platform acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005. On 23 December 2005, “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The Company also has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company’s subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Global”).

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, Cukurova Group. The Company is operating a media purchasing agreement with ADD, which is revised on 1 September 2008 and is effective until 31 August 2009. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. Additionally, ADD is a party of the sponsorship and advertisement agreements which are integral part of “Restructuring Framework Agreement” signed between the Company and Digital Platform.

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

Agreements with Betting SA:

Betting SA is incorporated under the laws of Greece, owned by one of the major shareholders of Inteltek. Inteltek signed a service agreement with Betting SA which was revised on 14 May 2007 to get consultancy services including monitoring operations, providing continuous evaluation of betting, maximizing game revenues of fixed odds betting, operating fixed odds betting games in the most efficient manner, with integrity and securely.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

34.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2008 and 2007 are as follows:

Subsidiaries

Name	Country of incorporation	Business	Ownership Interest
			2008 (%)	2007 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global	Turkey	Customer relations management	100	100
Turktell	Turkey	Information technology, value added GSM services investments	100	100
Tellcom	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatirim Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Kurumsal Satis ve Dagitim Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	Betting business investments	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri AS	Turkey	Telecommunications	100	—
Beltur BV	Netherlands	Telecommunications investments	100	—
Surtur BV	Netherlands	Telecommunications investments	100	—
Beltel	Turkey	Telecommunications investments	100	—
Turkcell Gayrimenkul Hiametleri AS	Turkey	Property investments	100	—
Global LLC	Ukraine	Customer relations management	100	—
UkrTower	Ukraine	Telecommunications infrastructure business	100	—
Superonline	Turkey	Telecommunications	100	—
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	99	99
Belarussian Telecom	Republic of Belarus	Telecommunications	80	—
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Bilyoner	Turkey	Betting business	—	55

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

35.	Subsequent events

According to the Article No:33 of the Ministry of State, it has been decided to change the name of New Turkish Lira as Turkish Lira removing the phrase “New” which is executed on 1 January 2009 in accordance with the first item of Law No: 5083.

On 27 March 2009, Board of Directors of the Company decided to distribute dividends amounting to TRY 1,098,193 (equivalent to $726,174 as at 31 December 2008), which represents 50% of distributable income. This represents a net cash dividend of full TRY 0.499179 (equivalent to full $0.330079 as at 31 December 2008). The General Assembly meeting to approve the decleration of dividends by the Board of Directors is expected to be held on 8 May 2009.

On 27 March 2009, Board of Directors of the Company decided to submit a bid for the tender of the privatization of the games of chance, which belongs to the National Lottery General Directorate, through the Company’s indirectly wholly owned subsidiary Sans Oyunlari. The bid would either be made as a stand-alone offer or in conjunction with another legal party by forming a consortium. With respect to this decision, Sans Oyunlari submitted a binding bid for the aformentioned tender on 15 April 2009.