Form 20-F
period 2009-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2010-04-27
CIK 1071321

As filed with the Securities and Exchange Commission on April 27, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

This is the 2009 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey. The terms “we”, “us”, “our”, and similar ones refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires.

Our audited consolidated financial statements as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Statements regarding our market share and total market size are based on operator’s announcements, and statements regarding penetration are based on the estimated population of Turkish Statistical Institute (“TUIK”). Furthermore, statements regarding our 2G coverage are based on the Information and Communication Technologies Authority’s (“ICTA”) specifications as well as the estimated population of TUIK, and statements regarding our 3G coverage are based on the 3GPP TS 25.101 specifications for outdoor coverage.

References to the Information and Communication Technologies Authority or ICTA include its predecessor entity, the Telecommunications Authority.

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

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this annual report, including, without limitation, in conjunction with the forward-looking statements listed below, and include, among others, the following:

•	competition in our main market;

•	increased competition and/or the entrance of new direct and indirect competitors in the market due to regulatory changes in Turkey with respect to certain technologies;

•	failure of the Turkish mobile telecommunications market to continue to develop, as a result of the current economic climate;

•

failure to successfully integrate and manage the opportunities we pursue, particularly related to our current mobile communications business and new 3G business, new business models, new technologies and international activities;

•	changes in current and future Turkish telecommunications laws, regulations and regulatory orders which may impact our customers’ usage patterns;

•

regulations imposed by the Information and Communication Technologies Authority (hereinafter, the “ICTA”), that may require us to maintain certain prices for our services, notably by placing a floor on certain of our retail prices and a ceiling on certain of our interconnection prices;

•	legal and regulatory restrictions imposed by regulatory authorities in Turkey, in particular following the enactment of the Electronic Communications Law, which broadens the power of the ICTA;

•

adverse effects on our competitiveness due to our designation by the ICTA as an “operator holding significant market power” in the “mobile call termination services market” and as an “operator holding significant market power” in “access to GSM mobile networks and the call origination market”;

•	failure to abide by the requirements of our licenses or applicable regulations;

•	economic recession and political developments in Turkey and internationally;

•	exposure to certain risks through our interests in associated companies;

•	foreign exchange rate risks;

•	financial risks in the event that our majority owned subsidiaries fail to meet some of their obligations set forth in the agreements related to their financing arrangements;

•	our ability to deal with spectrum limitations;

•	our current legal action against the Turkish Capital Markets Board (“CMB”);

•	the influence of our controlling shareholders and disputes between them;

•	potential liability and possible reduced usage of mobile phones as a result of alleged health risks related to base transmitter stations (“BTSs”) and the use of handsets;

•	zoning limitations related to our BTS;

•	our dependence on certain suppliers for network equipment and the provision of data services;

•	our dependence on certain systems and suppliers for IT services and our exposure to potential natural disasters, regular or severe IT failures, human error, hacking and IT migration risk;

•	technological changes in the telecommunications market;

•	our ability to retain key personnel;

•	the current issuance and cancellation halt of American Depositary Shares (“ADSs”) by depositories in Turkey;

•	legal actions and claims to which we are a party; and

•	effective internal control over financial reporting.

All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3	KEY INFORMATION

3.A Selected Financial Data

Our audited consolidated financial statements as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” our audited consolidated financial statements as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009, and the related notes appearing elsewhere in this annual report.

The following table presents our selected consolidated statement of operations, balance sheet and cash flow data as of and for each of the years in the five-year period ended December 31, 2009, presented in accordance with IFRS as issued by the IASB which have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005. The information appearing under the caption “Other Financial Data” is not derived from the audited financial statements.

	2009	2008	2007	2006	2005
	(Million $, except share data and other certain data)
Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB
Consolidated Statement of Operations Data
Revenues
Communication fees	5,557.3	6,576.9	5,976.9	4,406.7	4,295.9
Commission fees on betting business	42.7	176.2	181.3	172.4	112.5
Monthly fixed fees	42.5	65.1	54.8	57.6	54.9
Simcard sales	22.9	28.2	20.8	21.0	50.3
Call center revenues	17.4	16.6	12.9	10.2	10.1
Other revenues	107.2	107.4	81.9	32.4	4.3
Total revenues	5,790.0	6,970.4	6,328.6	4,700.3	4,528.0
Direct cost of revenues(1)	(3,097.1)	(3,409.0)	(3,103.4)	(2,627.9)	(2,701.6)
Gross profit	2,692.9	3,561.4	3,225.2	2,072.4	1,826.4
Other income	0.9	14.1	7.8	8.1	15.4
Administrative expenses	(273.1)	(309.3)	(252.8)	(154.9)	(154.0)
Selling and marketing expenses	(1,085.1)	(1,351.7)	(1,138.2)	(827.5)	(700.5)
Other expenses	(111.2)	(18.0)	(22.5)	(6.5)	(4.9)
Results from operating activities	1,224.4	1,896.5	1,819.5	1,091.6	982.4
Finance income	329.6	442.1	308.4	184.0	167.5
Finance costs	(187.5)	(136.8)	(551.1)	(108.0)	(191.2)
Net finance income/(costs)	142.1	305.3	(242.7)	76.0	(23.7)
Share of profit of equity accounted investees(2)	78.4	103.0	64.9	78.6	68.2
Profit before gain on net monetary position, net	1,444.9	2,304.8	1,641.7	1,246.2	1,026.9
Gain on net monetary position, net	—	—	—	—	11.0
Profit before income taxes	1,444.9	2,304.8	1,641.7	1,246.2	1,037.9
Income tax expense	(340.1)	(549.8)	(322.4)	(413.2)	(290.5)
Profit for the period	1,104.8	1,755.0	1,319.3	833.0	747.4
Attributable to:
Equity holders of the Company	1,094.0	1,836.8	1,350.2	875.5	772.2
Non-controlling interest	10.8	(81.8)	(30.9)	(42.5)	(24.8)
Profit for the period	1,104.8	1,755.0	1,319.3	833.0	747.4
Basic and diluted earnings per share(3)	0.497269	0.834920	0.613710	0.397951	0.351021
Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,095.5	3,259.8	3,095.3	1,598.6	808.2
Total assets	9,320.8	8,067.9	8,469.0	6,089.7	5,215.1
Long-term debt(7)	821.2	130.0	140.4	113.5	79.2
Total debt(8)	1,512.0	785.9	760.0	639.6	657.3
Total liabilities	3,424.6	2,624.3	2,537.8	1,971.8	1,524.8
Share capital	1,636.2	1,636.2	1,636.2	1,636.2	1,439.0
Total equity/net assets	5,896.2	5,443.6	5,931.2	4,117.9	3,690.3
Weighted average number of shares(3)	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000
Consolidated Cash Flow Data
Net cash from operating activities	1,294.9	1,674.4	2,156.2	1,854.9	1,072.6
Net cash used for investing activities	(1,485.0)	(695.2)	(440.5)	(632.5)	(659.2)
Net cash used for financing activities	(5.4)	(353.6)	(255.0)	(395.8)	(347.6)
Other Financial Data
Dividends declared or proposed(4)(10)	570.7	713.3	502.3	411.9	342.2
Dividends per share (declared or proposed)(9)(10)	0.259396	0.324226	0.228334	0.187227	0.155545
Gross margin(5)	47%	51%	51%	44%	40%
Adjusted EBITDA(6)	1,925.4	2,580.3	2,627.1	1,820.0	1,722.2
Capital expenditures	1,769.3	808.2	783.1	604.8	772.6

(1)	Direct cost of revenues includes payments for our current license fee and universal service fund, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses, roaming charges, interconnection fees, costs of Simcards sold, handset costs offered as part of our loyalty programs and personnel expenses related to our technicians.
(2)	Share of profit of equity accounted investees primarily includes the income (loss) related to our stake in Fintur Holdings B.V. (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri A.S. (“A-Tel”), which is 41.45% and 50.00%, respectively. A-Tel’s operating results have been included in our consolidated financial statements since August 2006. Fintur currently holds all of our International mobile communications investments other than those related to our operations in Northern Cyprus, Ukraine and Belarus.
(3)	Net income per share figures and the weighted average number of shares reflected in our historical financial statements have been restated retrospectively for stock splits and stock dividends.
(4)	Our Board of Directors has proposed a dividend for the year ended December 31, 2009 of approximately TRY 859.3 million ($570.7 million computed using the Central Bank of Turkey’s TRY/U.S. Dollar exchange rate on December 31, 2009), which corresponds to 50% of our distributable net income for the year. This dividend proposal will be discussed and decided upon at our Ordinary General Assembly of Shareholders that has been called for April 29, 2010.
(5)	Gross margin is calculated as gross profit divided by total revenues.
(6)	Adjusted EBITDA is a non-GAAP financial measure that equals profit for the period before finance income, finance costs, income tax expense, other income, other expense, share of profit of equity accounted investees, gain on net monetary position and depreciation and amortization.
(7)	Long-term debt consists of long-term loans and borrowings as well as long-term lease obligations.
(8)	Total debt consists of long-term and short-term loans and borrowings as well as lease obligations.
(9)	For the year ended December 31, 2005, we declared dividends of $342.2 million when 1,854,887,341 of our shares were outstanding; however, dividends per share for 2005 were computed over 2,200,000,000 shares to reflect the effects of certain stock splits and stock dividends. Dividends per share for the years ended December 31, 2006, 2007, 2008 and 2009 were computed over 2,200,000,000 shares. For the year ended December 31, 2009, the proposed dividend per share in TRY was TRY 0.3905723. For the years ended December 31, 2008, 2007, 2006 and 2005, the dividend per share in TRY was TRY 0.4991787, TRY 0.2948699, TRY 0.257745 and TRY 0.231398, respectively.
(10)	The U.S. Dollar equivalent of the dividend for the year ended December 31, 2009 was computed by using the Central Bank of Turkey’s TRY/USD exchange rate on December 31, 2009 whereas the U.S. Dollar equivalents of the dividend for the years ended December 31, 2008, 2007, 2006 and 2005 were computed by using the Central Bank of Turkey’s TRY/USD exchange rate on the dates that the General Assembly of Shareholders approved the dividend distribution.

Adjusted EBITDA is a non-GAAP financial measure that equals profit for the period before finance income, finance costs, income tax expense, other income, other expense, share of profit of equity accounted investees, gain on net monetary position and depreciation and amortization. Our management reviews Adjusted EBITDA as a key indicator each month to monitor our cash generation ability and liquidity position. Net income is generally considered by our management as the main indicator for our operating performance. Adjusted EBITDA is not a measurement of liquidity under IFRS as issued by the IASB and should not be construed as a substitute for profit for the period as a measure of performance or cash flow from operations as a measure of liquidity.

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

	Year ended December 31,
	2009	2008	2007	2006	2005
	(Million $)
Adjusted EBITDA	1,925.4	2,580.3	2,627.1	1,820.0	1,722.2
Income tax expense	(340.1)	(549.8)	(322.4)	(413.2)	(290.5)
Other operating income/(expense)	(85.2)	(15.6)	(10.8)	0.3	10.5
Finance income	1.0	11.2	1.6	(46.4)	(187.6)
Finance costs	(188.3)	(80.2)	(264.4)	19.9	76.8
Net (decrease)/increase in assets and liabilities	(17.9)	(271.5)	125.1	474.3	(258.8)
Net cash from operating activities	1,294.9	1,674.4	2,156.2	1,854.9	1,072.6

The following table presents selected operational data:

Operating Results

	Year ended December 31,
	2009	2008	2007
Industry Data
Estimated population of Turkey (in millions)(1)	72.6	71.5	70.6

Turkcell Data
Number of postpaid subscribers at end of period (in million)(2)	9.4	7.5	6.4
Number of prepaid subscribers at end of period (in millions)(2)	26.0	29.5	29.0
Total subscribers at end of period (in millions)(2)(7)	35.4	37.0	35.4
Average monthly revenue per user (in $)(3)(7)	12.0	14.5	14.3
Postpaid	26.6	36.8	37.6
Prepaid	7.5	9.1	9.2
Average monthly minutes of use per subscriber(4)	134.3	95.9	76.3
Churn(5)	32.6%	23.8%	19.9%
Number of Turkcell employees at end of period	2,709	2,809	2,875
Number of employees of consolidated subsidiaries at end of period(6)	7,743	7,566	6,782

(1)	The estimated population of Turkey for 2009, 2008 and 2007 is based on data derived from the address-based population registration system announced in January 2010, January 2009 and January 2008, respectively.
(2)	Subscriber numbers do not include subscribers in Ukraine, Belarus and Northern Cyprus or those of Fintur subsidiaries.
(3)	We calculate average revenue per user, ARPU, using the weighted average number of our subscribers during the period. ARPU does not include the results of our operations in Ukraine, Belarus and Northern Cyprus or those of Fintur subsidiaries.
(4)	Average monthly minutes of use per subscriber is calculated by dividing the total number of incoming and outgoing airtime minutes of use by the average monthly sum of postpaid and prepaid subscribers for the year divided by twelve. Our Minutes of Usage (“MoU”) calculation does not include our operations in Ukraine, Belarus and Northern Cyprus or those of Fintur subsidiaries.
(5)	Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Our churn calculations do not include our operations in Ukraine, Belarus and Northern Cyprus or those of Fintur subsidiaries. For the ICTA’s new definition concerning active and passive subscriptions, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.
(6)	See “Item 6.D. Employees” for information concerning our consolidated subsidiaries.
(7)	See “Item 4.B. Business Overview” for information concerning the operational figures of Astelit.

Exchange Rate Data

The Federal Reserve Bank of New York does not report, and historically has not reported, a noon buying rate for the Turkish Lira, which was previously called the “New Turkish Lira” from 2005 through 2008. For the convenience of the reader, this annual report presents translations of certain Turkish Lira amounts into U.S. Dollars at the relevant Turkish Lira exchange rate for purchases of U.S. Dollars at the TRY/$ Exchange Rate announced by the Central Bank of Turkey. Prior to January 1, 2006, unless otherwise stated, any balance sheet data in U.S. Dollars derived from our consolidated financial statements were translated from Turkish Lira into U.S. Dollars at rates announced by the Central Bank of Turkey on the date of such balance sheet for monetary assets and liabilities and at historical rates for equity and non-monetary assets and liabilities. As of January 1, 2006, any balance sheet data (monetary or non-monetary), except for equity items in U.S Dollars derived from our consolidated financial statements, are translated from Turkish Lira into U.S Dollars at exchange rates at the balance sheet date. Income and expenses for each income statement (including comparatives) are translated to U.S. Dollars at monthly average exchange rates. Unless otherwise indicated, the TRY/$ exchange rate used in this annual report is the TRY/$ exchange rate in respect of the date of the financial information being referred to. As stated in the annual monetary and exchange rate policy announcements of the Central Bank of Turkey, which have been published since 2002, the foreign exchange rate is not a policy tool or target; it is determined by the supply and demand conditions in the market. Along with inflation targeting, the Central Bank of Turkey announced that it will continue the implementation of the floating exchange rate regime in 2010.

The following table sets forth, for the periods and the dates indicated, the Central Bank of Turkey’s buying rates for U.S. Dollars. These rates may differ from the actual rates used in preparation of our consolidated financial statements and other information appearing herein. The TRY/$ exchange rate on April 6, 2010 was TRY 1.508 = $1.00.

	2010(2)(3)	2009(2)	2008(2)	2007(2)	2006(2)	2005(2)
High	1.540	1.796	1.696	1.450	1.693	1.400
Low	1.443	1.437	1.145	1.163	1.297	1.254
Average(1)	1.502	1.547	1.293	1.303	1.431	1.344
Period End	1.508	1.506	1.512	1.165	1.406	1.342

Source: Central Bank of Turkey

(1)	Calculated based on the average of the daily exchange rates of each month during the relevant period.
(2)	These columns set forth the Central Bank of Turkey’s buying rates for U.S. Dollars expressed in Turkish Lira.
(3)	Through April 6, 2010.

	April 2010(1)	March 2010	February 2010	January 2010	December 2009	November 2009	October 2009
High	1.516	1.538	1.540	1.492	1.519	1.503	1.493
Low	1.508	1.509	1.475	1.443	1.477	1.464	1.437

Source: Central Bank of Turkey

(1)	Through April 6, 2010.

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

3.C Reasons for the Offer and Use of Proceeds

Not applicable.

3.D Risk Factors

The following is a discussion of those risks that we believe are the principal material risks faced by our Company and its subsidiaries. No assurance can be given that risks that we do not believe to be material today will not prove to be material in the future. Consequently, the risks described below should not be considered to be exhaustive.

Our activity is concentrated in the Turkish telecommunications market, which is highly competitive. Developments in this market are likely to affect the growth of our business and our results of operations.

The majority of our revenue comes from our operations in Turkey and, thus, the growth and development of our business is dependent, to a large extent, on the development of the Turkish mobile telecommunications market. If the competition in the Turkish mobile telecommunications market intensifies, or if the market slows or develops in unexpected ways, this could harm our business and results of operations. Furthermore, continued price driven competition may result in pressure on our prices and margins.

We face intensifying competition in our main Turkish telecommunications market from other mobile providers and other telecommunications companies offering competing services, which could affect our ability to add new customers at current rates and lead to a decrease in the size of our market share. In the Turkish market, we currently face competition from two other mobile providers, Vodafone Telekomunikasyon A.S. (“Vodafone”) and Avea Iletisim Hizmetleri A.S. (“Avea”), and from Turk Telekomunikasyon A.S. (“Turk Telekom”), the historic fixed-line telecommunications operator in Turkey. Competition has increased in recent years due, in part, to structural changes in the competitive environment. The Vodafone Group, a large multinational mobile operator, acquired all the shares of Telsim Mobil Telekomunikasyon Hizmetleri A.S. (“Telsim”), one of our Turkish mobile competitors, in 2006, establishing Vodafone as the new operating company for Telsim and rebranding Telsim as Vodafone. In addition, also in 2006, Turk Telekom increased its stake in Avea from approximately 40.5% to 81%. Turk Telekom is 55% owned by Oger Telecom, a multinational mobile operator in which Saudi Telecom Company owns a 35% stake. In 2008, 15% of Turk Telekom’s shares were sold to the public.

The competition has been increasingly focused on price, leading to commoditization of the market, notably with flat rate offerings and bundled offers. Furthermore, our competitors’, and their subsidiaries’, use of new technologies such as Internet Protocol Television (“IPTV”) and Voice over Internet Protocol (“VoIP”) and fixed products, which may be bundled with mobile products and those of such other providers, may provide an alternative to mobile for customers’ communications needs, for both voice and data transmission.

The intensifying competition from mobile operators, fixed line businesses and other telecommunications service providers offering integrated telecom services, may make it more difficult to attract and retain high value customers, leading to higher churn rates and more pressure on prices as customers switch carriers to take advantage of lower offers. Mobile number portability (“MNP”) in Turkey, introduced in 2008, has further increased pressure on mobile operators and has made it more difficult to retain customers. MNP has led, and may continue to lead, to increased churn rates, subscriber retention and acquisition costs, and may have a significant impact on both Turkcell and the market.

New licenses and authorizations have made it easier and/or more attractive for new direct and indirect competitors to enter the market. Operators that provide long distance telephony services are now authorized to cover local telephone services and have been renamed Fixed Telephony Service (“FTS”) operators. In addition, there are new Mobile Virtual Network Operator (“MVNO”) licenses available. Furthermore, other technologies, such as wi-fi, wide band wireless access (i.e., WIMAX) and 3G are expected to increase the competition we face in the Turkish telecommunications market.

In addition to the competition in the Turkish telecommunications market, other developments in the market could harm our business and results of operations. The size and usage patterns of our future subscriber base will be affected by a number of factors outside of our control. Such factors include general economic conditions, a consumption tax on mobile phone usage, potential changes in the regulatory environment, the development of, and changes to, the mobile market, further intense competition due to aggressive price offers, the availability, quality and cost to the subscriber of competing mobile services and improvements in the quality and availability of fixed line telephone services in Turkey. In addition, offers that combine fixed and mobile products, in the context of convergence, may increase competition and may create incremental value for the fixed business against mobile, which may also provide a competitive advantage to our competitors.

Furthermore, actions by Turkey’s principal telecommunications regulator, the ICTA, have interfered and are likely to continue to interfere with our ability to price our services and respond to competitive pressures. Regulatory actions such as the ICTA’s regulation of our retail pricing and the ICTA’s ongoing pressure on interconnection rates have also been, and will likely continue to be, a significant factor in shaping the development of the Turkish market and in our ability to respond to changes in the market.

The ICTA has mandated that as of April 1, 2010, the “unit based tariff system” be changed to a TRY based tariff system, where airtime will be measured in TRY instead of counters. Pursuant to the ICTA’s decision, we have begun sending our customers messages about their usage. As this application is unfamiliar to our customers, it may lead to a decrease in usage and, thus, may negatively impact our revenues.

Our strategy for growth is partly dependent on new investment opportunities. These new investment opportunities could affect our business and results of operations, and the return on our investments cannot be guaranteed.

In addition to growing our existing business as a leading communications and technology company, our strategy for growth is to selectively seek and evaluate new investment opportunities. We are open to launching greenfield operations, as well as forming alliances, which may include management service agreements, and conducting mergers and/or acquisitions that will contribute to our economies of scale and create synergies, both inside and outside of Turkey. These opportunities may be in the area of mobile telecommunications and services, fixed line operation and services and in other areas. For example, we may consider new business opportunities such as the “games of chance business” currently operated by the National Lottery General Directorate of Turkey. In addition, we are participating in the Fixed and Mobile Convergent License tender held by the Libyan General Telecommunications Authority, and we may invest in the Libyan telecommunications market.

In pursuit of our growth strategy, our management may divert attention and/or cash resources away from other ongoing business concerns, which could harm our business and result of operations if our acquisitions are not successful or if we miss opportunities or threats in our existing businesses. Furthermore, we may miss entering new businesses by underestimating opportunities/overestimating threats in convergence, or may enter businesses that cause high value erosion in our core business by overestimating opportunities/threats in convergence.

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

Furthermore, for acquisitions outside of Turkey, current and future U.S. and international laws and regulations, as well as legal and regulatory actions, targeting the country and local companies and individuals that may curtail our ability to do business in that country and may impede our exercise of control. Turkcell itself, as well as certain of its key employees (notably those who are U.S. citizens), could be subject to sanctions under such laws and regulations. Some of the countries and companies in which we have contemplated making investments and in which we may from time to time consider opportunities, such as Iran, Libya and Syria, and certain individuals involved in such companies, have been the specific targets of such laws and regulations.

Furthermore, investors may be reticent to invest in a company doing business in such countries. These factors could have an adverse effect on the demand for our shares.

Changes in current and future Turkish telecommunications laws, regulations and regulatory orders may have an impact on our customers’ usage patterns, and non-compliance with such laws and regulations could have a material adverse effect on our business and results of operations.

Risks arising from the Electronic Communications Law.

Electronic Communications Law No. 5809 (the “Electronic Communications Law”), which came into force on November 10, 2008, significantly expanded the regulatory powers, duties and authority of the Telecommunications Authority, now renamed the Information and Communication Technologies Authority (the “ICTA”), effectively authorizing the ICTA to intervene in, and to audit, our activities more strictly, thereby limiting our ability to challenge such actions on the basis of lack of authority.

With the telecommunications industry changing rapidly, the Electronic Communications Law was published to correspond to the needs of the Turkish telecommunications industry, and new regulations are in the process of being published. No assurance can be given that these new regulations will be clear and satisfactory to us. The duties of ICTA, which may be exercised in a manner that is adverse to our operations and our financial results, include those described below. Several of these represent a codification of past practices that did not, in our view, have a clear legal basis.

Regulations affecting our prices

Under Article 13 of the Electronic Communications Law, the ICTA may determine the upper and lower limits of operators’ tariffs if it considers such intervention necessary. This raises a serious risk for Turkcell since Article 13 does not require the ICTA to justify how it determines such limits. As a result, the ICTA could intervene in our retail prices, which would negatively affect our ability to design and launch campaigns and offers and, consequently, would have a negative impact on our business.

With respect to the interconnection rates that we charge, after a 33% reduction for Turkcell in 2008, the interconnection rates issued by the ICTA on March 25, 2009 for all mobile operators in Turkey provided for a further 29% decrease, on average, among all operators. On February 10, 2010, there was another 52% reduction in Turkcell’s interconnection rates. Further cuts may result in our having to redesign our tariffs and may impact our operational results, depending on pricing trends and marketing strategies in the Turkish mobile communications market. Following the recent decrease, average Mobile Termination Rates (“MTRs”) in the European Union are now up to 5 times above Turkcell’s MTRs.

With respect to our retail tariffs, in the fourth quarter of 2007, the ICTA intervened in the fixing of our retail prices. Although we challenged that action on the basis that it exceeded the ICTA’s authority under then-applicable law, such action nonetheless had an adverse effect on our operational flexibility and our results of operations. With the ICTA board resolution dated March 25, 2009, ICTA set a lower limit for only Turkcell’s on-net retail tariffs, and decreased the price cap level for all mobile operators. The lower limit applies to each of Turkcell’s retail tariff packages by mandating that the weighted average of the on-net price of a tariff package not be less than Turkcell’s weighted average call termination rate. The board resolution also reduced the current price cap from 0.80 TRY/min (equivalent to $0.53/min as of April 6, 2010) (including VAT and SCT), pertaining to general subscription packages, to 0.64 TRY/min (equivalent to $0.42/min as of April 6, 2010). The resolution also set such price as an upper limit for special subscription packages. The ICTA, with its board resolution dated September 16, 2009, set the maximum price of TRY 0.65 (equivalent to $0.43/min as of April 6, 2010) (including VAT and SCT) for GSM to GSM calls under general subscription packages. Finally the ICTA, with its board resolution dated February 10, 2010, further reduced the current price cap to TRY 0.40 (equivalent to $0.27 as of April 6, 2010) (including VAT and SCT) for GSM to PSTN as well as GSM to GSM. The same resolution set the current price cap of Turk Telekom to TRY 0.37 (equivalent to $0.25 as of April 6, 2010) (including VAT and SCT) for PSTN to GSM. As a result, Turkcell has adjusted the on-net and off-net prices of certain tariff packages, which has had adverse effects on Turkcell’s pricing ability in the short/mid-term.

Furthermore, the ICTA published the new “Tariff Regulation” on November 12, 2009, which sets out the principles and procedures to be applied to the tariffs of the electronic communication services which are provided by the operators to the end users. If it is determined that an operator has significant market power in the related market, the ICTA requires the operator to comply with its tariff regulations and may regulate the tariffs of the affected operator by re quiring that such tariffs be approved or by applying lower and upper limits. Pursuant to its decision dated December 8, 2009 the ICTA determined Turkcell individually to be an operator holding a significant market power in the “Access to Mobile Networks and Call Originating Markets” and to be an operator holding significant market power in the “Mobile Call Termination Market” with Avea and Vodafone. However, we believe that according to its license agreement Turkcell can determine its tariffs freely, provided that they remain within the framework of the applicable maximum price limit, although we cannot ensure that the ICTA will agree with this view.

As a result of the significant market power designation in the “Access to GSM Mobile Networks and Call Originating Markets”, our company may be required to provide access and call origination services to other operators such as MVNOs and Directory Services Operators on a cost-based basis, while operators not designated as operators “holding significant market power” can set their prices more freely. Being designated as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets” is likely to have the effect of reducing the rates we can charge other operators, such as MVNOs, which could have a material adverse effect on our business and results of operations.

The ICTA has decided that as of April 1, 2010, the “unit based tariff system” should be turned into a “TRY based tariff system”, where airtime will be measured in TRY instead of counters. In addition, the ICTA, following a board resolution, set an upper limit of 20 seconds for the tariffs submitted or to be submitted by the operators and Turk Telekom. For the implementation of this decision the ICTA gave a one year period to the operators, beginning from the notification of the aforementioned resolution.

Moreover, the ICTA intervened to create a standard definition of active and passive subscription periods used by operators and announced a new definition of active subscription with a board resolution. According to this resolution, if prepaid subscribers load 20 units/TRY 5, the subscription should be renewed at least 3 months prior to the end of the contract; and if they load 40 units/TRY 10, the subscription should be renewed at least 6 months beforehand. In addition, the ICTA, in the aforementioned resolution, decided that the passive subscription period, in which it is only possible to send SMS and receive calls, should be determined at least 3 months prior to the end of the contract. The effective date of this resolution has been postponed to October 1, 2010 to avoid confusion with the conversion from “unit based tariff system” to “TRY based tariff system” and to prevent the potential dissatisfaction of consumers.

The ICTA may take further pricing actions with respect to our interconnection rates and retail tariffs. We cannot predict the magnitude or scope of any such future action, particularly given the ICTA’s past actions that have imposed pricing limitations on the Turkish market with little or no prior notice. Any such actions may have a material adverse effect on our competitive position, our pricing and our results of operations.

Given these factors, it is difficult to predict with any degree of certainty the growth and usage patterns of our subscribers and our ability to maintain or increase revenues or profitability. General economic conditions, competitive pressures and the trend in our retail and interconnection pricing may continue to exert pressure on the level of our financial results.

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

The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the ICTA on September 8, 2009. It abolished the Access and Interconnection Regulation published on May 23, 2003. The Regulation sets forth the rights and obligations of operators relating to access and interconnection and establishes the rules and procedures pertaining to the performance of such obligations. The Regulation primarily sets forth the applicable principles, details of access and interconnection obligations, financial provisions, and policies and procedures regarding negotiations and contracts for access and interconnection.

Pursuant to its decision dated December 8, 2009, the ICTA designated Turkcell individually as an operator holding a significant market power in the “Access to Mobile Networks and Call Originating Markets” and as operator holding significant market power in the “Mobile Call Termination Market”, along with Avea and Vodafone. As a result of the significant market power designation in the “GSM Mobile Call Termination Services Market”, our company, as well as Avea and Vodafone, is required to provide interconnection services on a cost-based basis. Consequently, according to the Electronic Telecommunications Law, the ICTA may oblige such operators to provide access and to submit their reference offers for access to the ICTA for prior review, and may require amendments to the operators’ reference access offers. Operators are obliged to make the amendments requested by the ICTA in a prescribed manner and period. In addition, the operators shall be obliged to publish their reference offers for access, which have been approved by the ICTA, and to provide access under conditions specified in their reference offers, which have been approved by the ICTA. On February 10, 2010 the ICTA published “Interconnection Tariffs” for Turk Telekom and GSM operators, which became effective on April 1, 2010. The Interconnection Tariffs have been approved as the tariffs to be determined in the reference access offers. According to the Interconnection Tariffs, the revised rate for Turkcell is 0.0313 (equivalent to $0.021 as of April 6, 2010). We believe that it is likely that this mechanism will have the effect of reducing the rates we are able to charge for interconnection services, which could have a material adverse effect on our revenues, business and results of operations.

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

Regulation on Authorization regarding the Electronic Communication Sector

On May 28, 2009, the ICTA published the “Regulation on Authorization regarding the Electronic Communication Sector”, which entered into force as of May 10, 2009 and abolished the “Authorization Regarding Telecommunications Services and Infrastructures” (published on August 28, 2004). The new Regulation determines the principles and procedures for the authorization of the companies that seek to provide electronic communication services and/or to install or operate electronic communication network or infrastructure.

Wireless Interoperability for Microwave Access (“WIMAX”) license

Regulatory changes in Turkey to introduce and promote WIMAX nationwide could have a material adverse effect on our business and results of operations. Specifically, they may result in increased competition and/or the entry of new direct or indirect competitors, which may have a negative impact on our ability to attract and retain customers, the competitiveness of our products and services, our distribution channels, our brand and visibility and our infrastructure investments.

Fixed line telephone services

The ICTA issued Fixed Telephony Service (“FTS”) licenses pursuant to the Regulation on Authorization regarding the Electronic Communication Sector, which enables existing long distance telephony services (“LDTS”) operators, such as our subsidiary Tellcom (which operates under the brand name “Superonline”), to provide call origination and termination. LDTS and, consequently, FTS providers have not yet had a significant effect on our operations. In the long term they could have the effect of driving down prices and shifting traffic patterns for in-city as well as long distance calls in Turkey, potentially having an adverse effect on our mobile telecommunications business.

Certain legal and regulatory arrangements.

Certain actions by the Turkish government, the ICTA or other regulatory authorities in Turkey (such as the Competition Board) have in the past, and could in the future, adversely affect our business, consolidated financial condition, results of operations or liquidity. Such actions may include:

•	changes in laws, regulations or governmental policy, or their interpretation, including revisions to the interconnection and access regime or the imposition of price controls;

•	any unfavorable change in corporate and/or income tax legislation, or the imposition of additional consumption taxes or other taxes on subscribers or mobile operators;

•	the grant of additional mobile telephone licenses or other telephony licenses to new entrants and existing operators;

•	the establishment of limitations on our operations or restrictions on our ability to provide services to existing or new subscribers;

•	investigations, enforcement actions or other assessments of the Competition Board or other regulatory authorities;

•	denial of discretionary benefits that we may seek in expanding our network;

•	the introduction of additional fees or charges by governmental authorities;

•	introduction of new regulations regarding protection of personal data of subscribers and/or users; and

•	the introduction of a new regulation requiring customers’ approval prior to a direct market SMS being sent.

Additionally, in the case of war, general mobilization or when the ICTA considers it necessary for public safety or national defense, we may be required to surrender the control of our network wholly or partially to the ICTA for a limited or unlimited period.

Finally, in some cases, the Company could be required by the ICTA and other regulatory bodies to comply with new requirements within a short period of time and non compliance could give rise sanctions, investigations and penalties, or require the Company to pay refunds to customers. The time period given to the Company to comply may not be adequate to evaluate the applicability of such requirements.

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

Our licenses contain a number of requirements, including requirements regarding operation, quality and coverage of the network; national security issues; maintenance of confidentiality; prohibitions on anti- competitive behavior; and compliance with international and national standards. If we fail to meet any requirement in our licenses or to comply with applicable regulations, or if unauthorized actions are taken by our employees that affect our license obligations, we could be subject to investigations and eventual penalties and sanctions, including the limitation or revocation of our licenses.

Lack of clarity with respect to Turkish telecommunications law, the Turkish legal system, our licenses and/or the regulatory framework governing the Turkish telecommunications industry could impede our ability to operate effectively under our licenses and have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

For a description of our Turkish GSM and 3G licenses and the regulatory regime under which we operate in Turkey, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”. In addition to the foregoing, our indirectly owned subsidiary, Limited Liability Company Astelit (“Astelit”), majority owned subsidiary, Belarusian Telecom, and wholly owned subsidiary, Kibris Telecom, hold GSM licenses in Ukraine, Belarus and the Turkish Republic of Northern Cyprus, respectively, and some of them have obtained or will bid for 3G licenses. If Astelit, Belarusian Telecom and Kibris Telecom fail to comply with the terms and conditions of their license agreements, they may incur significant penalties, which could have a material adverse effect on our strategy for international expansion and our business and results of operations. In addition, our wholly owned subsidiaries GlobalTower, Superonline and Inteltek have licenses in order to be able to perform their business. Failure to comply with the terms of such licenses may lead to significant penalties and adversely affect their, as well as our, results of operations.

Economic and political developments in Turkey and internationally have had, and may continue to have, a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

As the global financial crisis spread to non-financial sectors of the world economy, the emerging markets in which we operate, such as Turkey, the Commonwealth of Independent States (“CIS”) region, Ukraine and Belarus, faced a sharper economic slowdown and pressure on their exchange rates as a result of falling industrial production and private sector expenditures, rising unemployment and deteriorating credit conditions. These economic developments negatively impacted our business operations and financial results and has required us, and may require us in the future, to record impairments in the valuation of our assets in these countries in our financial statements.

At the end of 2008 and in 2009, the global markets experienced extraordinarily high levels of volatility and the global economy slowed considerably. Over the past few months, however, the global economic crisis has stabilized. In the last quarter of 2009, in particular, economic activity increased and the global financial system displayed an ongoing recovery.

In the beginning of 2010, however, concern about budget deficits in developed economies raised the sovereign credit risk. While a gradual economic global recovery could be expected in 2010, the recovery thus far has been uneven and regional. Moreover, conditions for sustained growth remain fragile. For countries with budget deficits, a major challenge for the foreseeable future will be for fiscal policies to become more sustainable.

Turkey is vulnerable to global shocks and global liquidity problems due to its external borrowing needs. However, concerns over the wide external financing gap have eased due to the decline in the current account deficit, led by weak domestic demand and lower energy prices in 2009. The current account deficit is expected to widen again in 2010 due to rising commodity prices and recovering growth. Due to weaker domestic and external demand, as well as lower commodity prices, overall inflation fell to 6.5% last year, below the 7.5% Central Bank of Turkey’s (“CBRT”) target for the year.

In 2009, the economy contracted 4.7%. In the last quarter of 2009, Turkey made a strong recovery and recouped the output losses registered during the crisis due to its relatively strong balance sheet structure and the substantial easing in domestic financial conditions. Recent data have shown that economic activity in Turkey is on a gradual recovery path, which is expected to continue in the period ahead. However, leading indicators, including industrial output and capacity utilization are anticipated to remain below the long-term average for some time. The most recent survey by the CBRT and other private surveys show that real economic growth for 2010 is expected to be around 5.0% due to a weak base effect, a pick-up in domestic demand and inventory restocking.

Although the telecom sector was generally in a sound financial position when the financial crisis began, its growth is projected to slow. In 2009, according to operators’ announcements, mobile line penetration in Turkey fell from 92% in 2008 to 87%. Lower consumer spending and a higher unemployment rate led to a decline in ARPU and a rise in billing complaints. With a substantial portion of our revenues, assets and business derived from and located in Turkey, and denominated in Turkish Lira, these and other adverse developments in the Turkish market are likely to have a material adverse effect on our business, consolidated financial condition and results of operations. For example, an increase in our postpaid subscriber base, contracted terminal sales and port out figures have had an impact on, and may increase, our bad debt and collection risk. Furthermore, the regulatory environment negatively impacted the Group’s operational and financial performance in 2009.

The Turkish economy has been and will continue to be vulnerable due to political instability. In 2010, a high profile coup indictment case, tension between the government and the judiciary, general distress in Southeastern Turkey related to the government’s “Kurdish Initiative” and relationships with Armenia are expected to remain important political issues.

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

Our international and Turkish subsidiaries may not benefit us in the way we expect for the reasons cited above, as well as other reasons, including general macroeconomic conditions, poor management and legal, regulatory or political obstacles. For many of these subsidiaries, we do not expect to achieve desired levels of profitability in the near or mid-term, and we may be required to record impairments.

Ukraine

We have been operating in Ukraine since the second half of 2004 through our subsidiary Limited Liability Company Astelit (“Astelit”). Ukraine has recently experienced significant economic changes and has suffered from ongoing political instability. These factors have had a negative impact on the country as a whole and, in particular, on our operations there. Although the Ukrainian currency was relatively stable against the U.S. Dollar for almost five years, in 2008, it lost 52% of its value against the U.S. Dollar despite the Ukrainian Central Bank’s intervention and in 2009, it lost an additional 4% of its value against the U.S. Dollar. Ukraine had faced the risk of a systemic banking crisis and a serious economic contraction due to increased obligations to the International Monetary Fund (“IMF”) and a higher amount of corporate debt guaranteed by the government. An economic contraction brought to an end nine years of growth and exacerbated the country’s political instability. The banking system suffered from a flight of deposits due to the global crisis. In addition, the Central Bank injected substantial liquidity into the banking system via long-term refinancing, contributing to the sharp devaluation of the Ukrainian Hryvnia. The financial sector has entered a recession which is expected to last two years. Since the presidential elections in January 2010, the situation in Ukraine has become more stable. A new parliamentary coalition and a new government were formed and appear to be functioning. In March 2010, Standard and Poor’s increased Ukraine’s long-term and short-term ratings, both in local and international currencies. If Ukraine receives additional IMF funding in May 2010, its ratings may improve further. However, Ukraine still faces serious economic issues and no assurance can be given that it will not suffer from political and economic turmoil in the future and that Astelit’s business will not be adversely affected.

The Ukrainian telecommunications market is regulated by the National Commission on Communications Regulation (“NCCR”), an entity controlled by the government. NCCR’s authority is not well defined by Ukrainian legislation. There is no proper mechanism to regulate interoperator activity. Furthermore, the Ukrainian telecommunications market is competitive and the potential for consolidation in the market, such as the planned merger between two of our competitors, Beeline and Kyivstar, may increase the competition. Furthermore, the granting of a 3G license to Ukrtelecom and the passage of the National Roaming law in 2006 has resulted in the introduction of an additional mobile operator in the market. In addition, Ukraine’s government is expected to privatize Ukrtelecom. The acquisition of control of Ukrtelecom by another operator could give that operator a significant competitive advantage. When this process begins, we may choose to be among the bidders. A successful bid would, among other things, significantly increase our exposure to the Ukrainian market and significantly add to our financing needs in Ukraine, which could in turn require us to consider new sources of funding or the extension of existing sources. The first tender for the 3G license was announced but later closed and it is not yet known when the new tender will happen. We expect that this process will be resumed and intend to submit a bid for a new 3G license. If successful, the payment of the license fee and associated network costs could increase our Ukrainian financings needs, which could in turn require us to consider new sources of funding or the extension of existing sources. If we are not successful in the pursuit of such a license, for example because the cost is prohibitive and/or the number of licenses available is limited, we could find ourselves at a competitive disadvantage in this market.

We indirectly hold our majority stake in Astelit, our operating company in Ukraine, with another shareholder, System Capital Management Ltd. Should there be a disagreement between us in the future, the ability of Astelit’s management to move forward with its business plan may be affected.

Furthermore, we have guaranteed Astelit’s debt. If Astelit defaults on its debt, or if Astelit requires additional funding to continue operations and we are unable to provide it, our results of operations will be adversely affected.

Ukrainian tax authorities are increasingly directing their attention to the business community as a result of the overall Ukrainian economic environment, and the local and national tax environment in Ukraine is constantly changing and is subject to inconsistent application, interpretation and enforcement. Non-compliance with Ukrainian laws and regulations can lead to the imposition of severe penalties and interest. While the management of Astelit believes it has complied with Ukrainian tax legislation, there have been many new tax and foreign currency laws and related regulations introduced in recent years that are not always clearly written.

These pressures and other difficulties in the development of our Ukranian business may adversely affect our operations and the valuation of our Ukranian assets in our financial statements.

Belarus

In 2008, we made an investment in Belarus, acquiring an 80% stake in the Belarusian Telecommunication Network (“Belarusian Telecom”) for consideration of $500 million. In 2009, Belarusian Telecom signed supply agreements with supplier firms ZTE and Huawei for products and services related to infrastructure investments in Belarus. In connection with these transactions, Turkcell gave guarantees of up to $35 million to ZTE and $29 million to Huawei in 2009. As a result of early payment to Huawei agreed in 2010, $6.7 million of the $29 million guarantee remains to be paid. An additional $25 million Turkcell guarantee was given to ZTE in 2010. The global crisis has also adversely affected the Belarusian economy and its access to external finance. The slowdown in the global economy has led to decreased demand for Belarusian exports, which has made it more difficult for external economic activity to be balanced. In 2009, with its economy teetering, Belarus devalued its currency around 30% and negotiated a $3.6 billion loan from the IMF fund. Similar to other transition economies, Belarus faces inflationary pressure both on its exchange rate and generally in its economy. These pressures and other difficulties in the development of our Belarusian business may adversely affect our operations and the valuation of our Belarusian assets in our financial statements.

Northern Cyprus

We have operated a mobile network in Northern Cyprus since July 1999. Any hostilities and/or political instability in Cyprus may have a material adverse effect on the Northern Cypriot economy as well as on the Turkish economy, the progress of Turkey’s accession talks with the EU and our investments and business in Northern Cyprus. In 2010, the political and regulatory climate in Northern Cyprus may be affected by local and presidential elections. Our business in Northern Cyprus may also be affected by regulatory actions in the telecom sector.

Turkey

We own a number of subsidiaries in Turkey with operations outside of the mobile telecommunications market that are subject to certain risks that are different from those that we face in our Turkish mobile business.

Superonline

Our wholly owned indirect subsidiary, Tellcom Iletisim Hizmetleri A.S. (operating under the brand name Superonline) (“Superonline”) has begun investing in the creation of a fiber-optic network capable of wholesale and individual voice carrying services and data transmission.

Superonline’s broadband investment is not expected to yield positive returns on its investment in the near- or mid-term, if at all, due to the high investment cost as the planned infrastructure covers a wide area (in-city, intercity and local loop). To develop this activity, we invest in our network by expanding intercity and in-city fiber-optic backbone and by establishing new fiber-based access points at selected residential and industrial areas for end-users and commercial account prospects. These efforts are heavily dependent upon our ability to obtain local permits and rights-of-way on satisfactory terms and in practice this has proven to be difficult. If we are unable to obtain the approvals or rights-of-way to connect new customers and enter new geographic areas in accordance with our plans, this will have a material adverse effect on the implementation of our business plan, on our operating results and on the valuation of our assets.

The risks of this investment are multi-faceted as there are regulatory and procedural unknowns as well as an increasingly dynamic competitive environment. Superonline’s business plan is dependent upon expected new regulatory actions that are essential to the opening of fixed line and broadband services to competition. After the Council of State’s stay of execution on the ICTA’s decision regarding the allocation of different area codes other than Turk Telekom’s codes to fixed lines, the ICTA shall reallocate geographic numbers to fixed lines with the same area codes of Turk Telekom numbers.

The success of our fixed line activity in Turkey is subject to, among other things, the development of a clear and favorable regulatory environment, notably regarding number assignments and fixed number portability, on a timely basis, succeeding in our competition and managing the development of our network. Although the ICTA has promulgated some regulations for fixed telephony services, this action often has not been taken in a timely manner, and no assurance can be given that remaining actions will be timely, clear or satisfactory for us. More generally, in this market we compete against a historically established network, with closer ties to governmental authorities and longer operating history, which allows it to have a competitive advantage over alternative telecom operators. We have also experienced difficulty agreeing with our main competitor on terms and conditions that are essential to our ability to offer local calling, effectively blocking our access to this market.

These pressures and other difficulties in the development of our Turkish fixed line business may adversely affect our operations and the valuation of our Turkish fixed line assets in our financial statements.

Inteltek

Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (“Inteltek”), our 55% owned subsidiary, tendered for and signed a contract with the General Directorate of Youth and Sports in 2003 which authorized it to establish and operate a risk management center and become head agent for fixed odds betting. This activity became fully operational during 2004. Since then, the validity of this contract has been challenged by various lawsuits and by new laws reducing the commissions payable to Inteltek and requiring the fixed odds betting business to be subject to new tenders. On August 12, 2008, a tender was conducted which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek won the tender and on August 29, 2008 signed a contract to obtain the rights to run the sports betting business for the next ten years with a commission rate of 1.4%, applicable from March 2009. The new commission rate is substantially lower than the previous rate and thus the change in rate had in 2009 and may continue to have a negative effect on Turkcell’s profitability and financial results. Any inability of the company to set up an efficient business model under the new terms may aggravate the adverse impact on Turkcell’s operational profitability.

A new contract gives Inteltek rights to operate fixed odds betting and pool games on sports games, in accordance with conditions stated in the agreement. Under the terms of this contract, Inteltek guaranteed TRY 1,500 million (equivalent to $994 million as of April 6, 2010) turnover for the first year of the contract, and has given similar guarantees for future years. If Inteltek’s turnover fails to reach the guaranteed level as a result of the nature of the betting business, the Company may record negative revenues, adversely impacting our financial results.

We are exposed to foreign exchange rate risks that could significantly affect our results of operation and financial position.

We are exposed to foreign exchange rate risk because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Ukrainian Hryvnia and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Ruble. Sudden increases in inflation or the devaluation of the Turkish Lira, the Ukrainian Hryvnia, the Belarusian Ruble or other currencies in which we generate revenue, have had, and may continue to have, an adverse effect on our consolidated financial condition, results of operations or liquidity. For fiscal year 2009, the average rate of TRY depreciated 21.4% against the US dollar, while the average rate of the Ukrainian Hryvnia and Belarusian Ruble were devalued 47.7% and 30.2%, respectively, against the US dollar. We will not be able to offset these devaluations with matching increases in our local currency tariffs. Our exchange risk for our Turkish activities resulting from purchases and borrowings in U.S. Dollars and Euros is manageable, as there is a developed market enabling hedging; however, in Ukraine and Belarus it is not possible to enter into currency hedges due to restricted and undeveloped financial markets. In the current economic environment and political uncertainties, there is a possibility of further devaluations.

We use analytical techniques such as market valuation and sensitivity and volatility analysis to manage and monitor foreign exchange risk. We keep a portion of our financial assets in U.S. Dollars and Euros to reduce our foreign currency exposure. Moreover, fluctuations between Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles, on the one hand, and U.S. Dollars and Euros, on the other, may have an unfavorable impact on us.

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

As of December 31, 2009, our consolidated debt was $1,512 million.

$458 million of our debt portfolio consists of financing obligations paying interest at fixed rates. The remainder of our debt portfolio pays interest at floating rates, which has been favorable in the current interest rate environment, but would expose us to increased costs if rates increase.

In 2009, we increased the weight of the fixed rate financing in our portfolio through long term financing. In 2010, we will continue to use fixed rate loans. Additionally, we closely monitor various hedging alternatives to hedge our interest rate risk. However, we are not presently party to any such arrangements due to their cost and the general market view of forward interest rates. Consequently, an increase in the Libor rates would cause an increase in the amount of our interest payments and could have a material adverse effect on our results of operations.

As the debt related to Astelit and Belarusian Telecom’s operations is denominated in U.S. Dollars, we are exposed to exchange rate risks to the extent that Astelit and Belarusian Telecom’s revenues are, respectively, in Ukrainian Hryvnia and Rubles. Moreover, we are also exposed to exchange rate risks since the debt of the group companies operating in Turkey are in U.S. Dollars and their revenues are in Turkish Lira.

Spectrum limitations may adversely affect our ability to provide services to our subscribers.

The number of subscribers that can be accommodated on a mobile network is constrained by the amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure. The spectrum is a continuous range of frequencies within which the waves have certain specific characteristics. We now have 2x11 MHz of FDD spectrum in the 900 MHz band. As our subscriber base grows and we offer a greater number of services, we will require additional capacity for mobile voice and data; however, the currently available spectrum may be limited and we may face a bottleneck, especially in metropolitan areas.

In 2008, the ICTA initiated a tender for the reorganization of the existing GSM 900 frequency band (890 / 960 MHz) and we added five frequency bands to our prior stock of 50. The related payment was made in February 2009. The ICTA also held a tender for the issuance of four separate 3G licenses to provide IMT 2000/UMTS services and infrastructure. Turkcell was granted an A Type license providing the widest frequency band (2x20 MHz; 20 MHz on uplink; 1920—1940 MHz and 20 MHz on downlink; 2110 – 2130 MHz, in total 40 MHz). There is no guarantee, however, that such additional capacity for mobile voice and data will relieve our current constraints and that our ability to provide services to our subscribers will not be adversely affected.

Consistent with the nature of terminal technology development, traffic on the 2G network is expected to shift to the 3G network. However, 3G terminal penetration is the key factor in providing the expected shift in traffic from 2G to 3G. Penetration may stay low or our subscribers may choose to stay on the 2G network for reasons such as the 2G network’s lower battery power consumption. In addition, 3G coverage depends on the deployment of the 3G network, which will certainly take time to achieve, compared to the coverage level of the 2G network. As a result, Turkcell may not provide the MoU capacity needed for the 2G network in some regions for a limited period of time. Additionally, the data traffic on the 3G network increases. If we fail to offer appropriate campaigns and tariff schemes at the right pricing level, we may face overcapacity problems, which may in turn lead to a deterioration in our network’s quality and negatively impact our operational results.

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

On January 26, 2007, the Turkish CMB informed Turkcell that Alexey Khudyakov’s status as an “observer member” on the audit committee does not satisfy the requirements of Article 25 of the CMB’s Rules pertaining to Audit Committees. The CMB has stated that steps must be taken so that our Company can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive board member. We have initiated a lawsuit before an administrative court seeking to suspend the execution and to annul the decision of the CMB with respect to Mr. Khudyakov. The administrative court ultimately dismissed our lawsuit in January 2008. In March 2008, we appealed before the Council of State. However, on April 9, 2008, the Council of State rejected our request to suspend the decision. The appeals process is still pending.

Pursuant to the decision we were notified of on October 23, 2008, the CMB imposed on Turkcell an administrative penalty amounting to TRY 11,836 (equivalent to $7,847 as of April 6, 2010) for not complying with its decision stating that Mr. Khudyakov’s current status, as an “observer member” on the audit committee, does not satisfy the requirements of Article 25, “Committees Responsible for Auditing” of the CMB and required from Turkcell to inform its shareholders of such penalty at the next General Assembly (which was held on January 30, 2009). In November 2008, we commenced a lawsuit before the court seeking to suspend the execution and to annul the decision of the CMB with respect to the administrative fine. The Court rejected the Company’s suspension request. The lawsuit is still pending.

If our position in this matter does not ultimately prevail over that of the CMB, our compliance with the listing requirements of the New York Stock Exchange (“NYSE”) could be called into question, to the extent that the relevant rules of NYSE are based on home country compliance. In this case, remedial action could be required.

Turkcell’s complex ownership structure and Board composition could adversely impact our shareholders’ ability to achieve the consensus necessary to approve important matters relating to our business and operations, and our shareholders’ ongoing legal disputes may affect the ownership and control of our shares.

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

On the basis of publicly available information (Form 13D filings), in 2009 Alfa Group reduced its stake in Turkcell to 4.99% following litigation with Telenor ASA (“Telenor Group”). We understand that Alfa Group sold 62.2% of its holdings in Alfa Telecom Turkey Limited (“ATTL”) to Visor Group affiliate Nadash International Holdings Inc. (“Nadash”) and Alexander Mamut’s Henri Services Limited (“HSL”) which own indirectly 4.26% and 3.97%, respectively, of our share capital.

Additionally, according to the public filings of these companies (Schedule 13D), Alfa Telecom and Telia Sonera are discussing a possible consolidation of their holdings in Turkcell in a new company. We cannot predict whether this consolidation will go forward and the form that it will take, and whether their actions will have an effect on our company or the market for our shares. Furthermore, in the case of a potential consolidation, no assurance can be given that their interests will be aligned with those of our other shareholders. Additionally, a potential consolidation of their shareholding could have the effect of preventing a change in control of Turkcell, may discourage bids for our ordinary shares or ADSs and may adversely affect the market price of our ordinary shares or ADSs.

Significant disputes have, in the past, arisen between our shareholders. No assurance can be given that our shareholders will be able to successfully resolve their differences, or that new disputes will not arise. Such disputes could have an adverse effect on the ability of our management to execute business decisions and other actions, to the extent that such decisions or actions require board or shareholder approval.

Our articles of incorporation contain a 51% quorum requirement for shareholder meetings. To the extent that the quorum requirement is not met when a general assembly is convened, the meeting shall be adjourned and should be reconvened at a later date. Furthermore, to amend our articles of incorporation, there is a 2/3 quorum requirement for the related shareholder meeting. Accordingly, until the relevant required quorum can be obtained, certain corporate actions, amendments to our articles of association and prior Board decisions that require shareholder approval will effectively be blocked.

Our complex shareholder structure and the related complexity in the composition of our Board of Directors could complicate our corporate decision making process and situations may arise where the interests of our majority shareholders are not aligned with those of our public shareholders. These factors could adversely affect our operations and financial results and the market for our shares.

There are alleged health risks associated with our Base Transceiver Stations (“BTS”), as well as zoning limitations, which make it difficult to build BTS and, thus, may negatively impact our operating performance.

We are aware of allegations that there may be health risks associated with the effects of electromagnetic signals from BTS and from mobile telephone handsets. While there is currently no substantiated link between exposure to electromagnetic signals at the level transmitted by our BTS and mobile telephone handsets and long- term damage to health, the actual or perceived health risks of mobile communications devices could adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in obtaining sites for base stations and exposure to potential liability. Furthermore, we may not be able to obtain insurance with respect to such liability on commercially reasonable terms. In recent years, legal proceedings have been brought against mobile operators seeking the removal of base station sites for health reasons. Such legal proceedings may make it more difficult for us to establish and maintain such sites.

With regards to the health risks of BTS, local courts presented with the question decided that a base station had no negative effect on human health. However, the Turkish supreme court overruled the decisions of some local courts and decided that the base station in question could have negative effects on human health in the long term. If the number of those cases increases or if new regulations were to result, these could have a material adverse effect on our operations and financial results.

Furthermore, there are zoning limitations related to our BTS that require operators to obtain construction permits and certificates which may have an adverse effect on our operating results. As supplemental Article 35 of Law No. 406, which exempts BTS from holding construction permits and certificates of occupancy in accordance with Zoning Law No. 3194, was cancelled by the Turkish constitutional court, the Company may need to obtain the aforementioned permits and certifications for its BTS. Any difficulty in building BTS due to health concerns and/or in obtaining the required permission and certificates may negatively impact the quality of our network and our operational performance.

We are dependent on certain suppliers for network equipment and for the provision of data and services.

Like all operators, we purchase our mobile communications network equipment, including our switching system, base station controllers (“BSCs”), BTS, transmission equipment and the software required to operate such equipment from a limited number of major suppliers. Although we are not bound to purchase our equipment solely from any given supplier and we have already begun using two different vendors’ products on GSM BSS (“Base Station Subsystem”) and 3G UTRAN (“UMTS Radio Access Network”), there can be no assurance that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any current supplier for any reason, including that the technological requirements for our increasingly advanced infrastructure are too complex, is unable or unwilling to satisfy our demands. This could occur if, for example, the growth in demand for more advanced network equipment exceeds the ability of suppliers of such equipment as a whole to meet such demands.

The difficult economic environment has adversely affected our domestic and international suppliers, leading to a contraction in their business, which in turn may lead to a decrease in the quality of the services that they render to us and adversely affect timely delivery of such services, negatively impacting our business and operations.

Like all operators, the failure of any of our suppliers to supply equipment to us, and at the level of quality we require, could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. In addition, equipment from alternative suppliers may not always be compatible with our existing equipment, and our employees may not be familiar with the technical specifications and maintenance requirements of equipment from alternative suppliers. These factors could also have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

We are dependent on certain systems and suppliers for information technology (“IT”) services and our business continuity is at risk due to our exposure to potential natural disasters, regular or severe IT failures, human error, hacking and IT migration risk.

We are heavily dependent on IT systems, suppliers for IT services and our IT employees for the continuity of our business and we are continually upgrading and converting our IT systems. Although we devote significant resources to the development and improvement of IT and of security, back up and continuity systems, we could still experience IT failures and outages due to system deficiencies, human error, deliberate actions such as unauthorized data transfers, fraud, code breaking or hacking, natural disasters such as earthquakes and floods, unsuccessful migration to alternative or improved IT systems, or other factors. If we are not able to maintain adequate IT systems, or fully recover our IT systems in the event of an outage or disruption, the continuity of our operations could be affected, which could have a material adverse effect on our business, consolidated financial position and results of operations.

We may be unable to adapt to technological changes in the communications market.

The telecommunications industry is characterized by rapidly changing technology with related changes in customer demands for new products and services at competitive prices. Technological developments are also shortening product life cycles and facilitating convergence of various segments in the telecommunications industry, including in our core mobile communications business and the 3G business. Our future success will largely depend on our ability to anticipate, invest in and implement new convergent technologies with the levels of service and prices that customers demand. Technological advances may also affect our level of earnings and financial condition by shortening the useful life of some of our assets, requiring us to record asset impairments.

The operation of our business depends in part upon the successful deployment of continually evolving mobile communications technologies, which requires significant capital expenditures. There can be no assurance that such technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. We may be required to make more capital expenditures than we currently expect if suppliers fail to meet anticipated schedules, if performance of such technologies fall short of expectations or commercial success is not achieved.

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

If we are unable to retain key personnel, and also maintain the loyalty of our partners and their key personnel, our business, consolidated financial condition or results of operations could be materially and adversely affected.

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

Uncertainties regarding the application of the Turkish capital gains tax and the withholding related thereto may lead to a suspension of the cancellation of our ADSs and any increases in such taxes may adversely affect the liquidity and trading of our ADSs.

Uncertainties surrounding the application of the Turkish capital gains tax and the withholding related thereto, which is required upon the cancellation of ADSs, led our ADR depositary, JPMorgan Chase Bank, N.A., consistent with the practice of all depositary banks for Turkish issuers, to halt the issuance and cancellation of ADRs. Although our ADR depositary has since reopened our ADS issuance books and, on a limited basis, our ADS cancellation books, cancellations are currently limited only to non-resident beneficiaries (i.e. beneficiaries not resident or incorporated in the Republic of Turkey) who have purchased ADSs on or after January 1, 2006. The closure of our ADR depositary’s issuance and cancellation books did not impact trading of our ADSs on the New York Stock Exchange. Given the halt of the cancellation of our ADSs, any sudden or significant increase in persons wishing to sell our ADSs, may adversely effect the liquidity of our ADSs and disrupt their trading.

Furthermore, increases in capital gains taxes and uncertainty regarding related withholding tax rates may adversely affect the demand for, and trading of, our ADSs. In this regard, the Turkish Constitutional Court annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individuals and corporations. Since this court decision will only become effective nine months after its official publication, the 0% withholding application to capital gains of non-resident individuals and corporations will remain in force until October 8, 2010. Pursuant to the current tax legislation, a 10% withholding will be applied as of October 8, 2010. Due to the decision above, the Turkish tax authority is expected to make substitutive regulations. In this regard, the Turkish Minister of Finance has recently made public statements indicating an intention to continue a 0% withholding tax for corporate investors and a 10% rate for individuals, irrespective of their residency. We expect that JP Morgan, as depositary of our ADR facility, would be treated as corporate investor for these purposes and thus 0% withholding would apply to the ADR facility as a whole. However, no legislation or regulation in this regard has yet been formally proposed, and we are thus not able to make any conclusive determination regarding the enactment of such a regime and its application to our shareholders and ADR holders.

We are involved in various claims and legal actions arising in the ordinary course of our business, which could have material effect on our financial results.

We are currently involved in various claims and legal actions with governmental authorities in Turkey, including the Competition Board, the ICTA, tax authorities and certain other parties. For a more detailed discussion of all of our significant disputes, see “Item 8.A. Financial Information” and Note 32 to our audited consolidated financial statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

In particular, any decision against Turkcell regarding the international interconnection agreement signed with Millenicom, tax assessments on distributor discounts and international roaming, and, any additional investigations and claims may result in legal actions with various governmental and other parties in the future that may significantly impact our financial results.

We maintain and regularly review our internal controls over financial reporting, but these controls cannot eliminate the risk of errors or omission in such reporting.

We maintain and regularly review internal controls over our financial reporting. However, internal control over financial reporting has inherent limitations. It is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. In addition, it can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal controls over financial reporting. It is possible to design safeguards to reduce, though not eliminate, this risk. Our latest review has revealed certain deficiencies in our controls, although none that we believe constitute “material weaknesses”. However, our controls have in the past suffered from these and lesser deficiencies in the past and no assurance can be given that others will not emerge in the future. A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of financial reporting. Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could also adversely impact investor confidence and the market price of our common shares or ADSs.

ITEM 4	INFORMATION ON THE COMPANY

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

We operate under a 25-year GSM license, which we were granted in April 1998 upon payment of an upfront license fee of $500 million. Under our license, we pay the Undersecretariat of Treasury (the “Turkish Treasury”) a monthly ongoing license fee equal to 15% of our gross revenue. Of such fee, 10% is paid to the Ministry of Transportation and Communications of Turkey (“Turkish Ministry”) as the universal services fund. We also operate under interconnection agreements with other operators that allow us to connect our networks with those operators to enable the transmission of calls to and from our GSM system. For example, we have an interconnection agreement with Turk Telekom that provides for the interconnection of our network with Turk Telekom’s fixed-line network.

In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Istanbul Stock Exchange and our ADSs on NYSE.

In early 2009, we were granted the 20-year type A 3G license, which provides the widest frequency band, for a consideration of EUR 358 million (excluding VAT), and we signed the related 3G license agreement on April 30, 2009. The 3G license agreement has similar provisions as the aforementioned 2G license agreement.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2009, that number had grown to 35.4 million.

In 2009, we had total revenues of $5,790.0 million, our EBITDA totaled $1,925.4 million and we reported net income of $1,094.0 million.

For the year ended December 31, 2009, we spent approximately $1,769.3 million on capital expenditures, compared to $808.2 million and $783.1 million in 2008 and 2007, respectively.

In addition to our operations in Turkey, we have various international operations. For more information, see “Item 4.B. Business Overview—International Operations”.

4.B Business Overview

Based on the announcements of mobile operators operating in Turkey, we are the leading provider of mobile services in Turkey in terms of the number of subscribers, with 56% of the Turkish subscriber market as of December 31, 2009. We provide high-quality mobile voice and data services over our mobile communications network and have developed one of the premier mobile brands in Turkey by differentiating ourselves from our competitors with regards to service, benefits and technology value propositions. We maintain our strong position in the market due to our customer oriented approach and our ability to provide quick solutions to meet customers’ needs. We are in compliance with all of our license requirements.

Through our state-of-the-art mobile communications network, we provide comprehensive coverage of an area that, as of December 31, 2009, included 100% of the population living in cities of 1,000 or more people and the majority of Turkey’s tourist areas and principal inter-city highways. As of December 31, 2009, we provided roaming service to our subscribers in 208 countries through commercial roaming agreements with 639 operators.

By July, 30, 2009, we had launched 3G Roaming services in many different locations in the world. As of December 31, 2009, our subscribers enjoyed high speed mobile internet connections with 200 operators in 108 destinations.

As of December 31, 2009, we covered 71.5% of the population with 3G technology. We exceeded 90% of the minimum coverage requirement (the population required to be covered within 3 years for the Metropolitan Municipalities) of our license within the first 6 months of the launch of 3G.

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

Today, most GSM operators offer the standard data service of 9.6 kilobits per second and High Speed Circuit Switched Data (“HSCSD”) and General Packet Radio Service (“GPRS”), which provide network speeds of up to 57.6 kbps and 160 kbps, respectively, depending on radio network and mobile phone conditions. Enhanced Data rates for GSM Evolution (“EDGE”) and UMTS provide the means for making networks suitable for high-speed wireless data services. EDGE and UMTS platforms allow network speeds of up to 240 Kbps and 384 Kbps, respectively. By using new radio access technology, High Speed Downlink Packet Access (“HSDPA”)

in UMTS networks, operators gain increased capacity and improved downlink speeds up to 14.4 Mbps. High Speed Packet Access Evolution (“HSPA+”) further enhances the mobile broadband experience and increases the voice and data capacity of HSPA. HSPA+ enhances mobile broadband with peak rates of 42 Mbps and more.

The Turkish Mobile Market

The Turkish population is young, with an estimated median age of 29, which is lower than elsewhere in Western Europe, and the majority of the population lives in urban areas. According to TUIK, Turkey’s population was estimated to be approximately 72.6 million as of December 31, 2009.

The declining trend in multiple simcard use and the economic downturn resulted in an 87% penetration level in 2009 (based on operators’ announcements and an estimation of the population), which is 5 pp lower than the level in 2008. There is good potential for growth opportunities in the Turkish mobile communications market in the areas of broadband and 3G services, as well as from Turkey’s youth segment due to the aforementioned demographics. According to operators’ announcements, there are currently three mobile communications operators in Turkey—Turkcell, Vodafone and Avea—with a total of 62.8 million GSM lines as of December 31, 2009.

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

Avea is an operator owned 81% by Turk Telekom. Turk Telekom’s ownership interest in Avea was increased to its current stake following its purchase of Telecom Italia SpA’s 40.6% interest in Avea in September 2006 for $500 million. Turk Telekom is 55% owned by Oger Telecom, a multinational GSM operator owned 35% by Saudi Telecom Company, the Arab world’s largest telephone company.

Strategy

Our vision is to ease and enrich the lives of our customers with leading communication and technology solutions. Our strategy is to build value for our customers, stakeholders, and employees.

Turkcell operates in eight different countries, reaching 166 million people. There have been significant changes in our operating environment. In addition to the global financial crisis, the regulatory and competitive pressures we face are mounting. Customer demand for converged and differentiated services as well as devices is growing. Furthermore, expansion into international markets and adjacent businesses continues to be important for sustainable growth. In order to sustain our operating margins, it has been crucial that we become more efficient in our delivery of services, so that we may continue to lead the market in this environment.

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

Services

We currently provide high-quality voice, mobile data and services to subscribers throughout Turkey. Subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract and receive monthly bills for services. Prepaid subscribers must purchase a starter pack which consists of a Simcard. Prior to April 2010, the Simcard included airtime ranging from 20 to 100 counters and scratch cards could be purchased in increments of 25 to 1,000 counters. Pursuant to the ICTA’s decision regarding the counter to TRY transition, as of April 2010, starter packs include a Simcard with airtime of 5 TRY or 20 TRY, while the scratch cards can be purchased in the following amounts: 5 TRY, 10 TRY, 15 TRY, 20 TRY, 30 TRY, 50 TRY, 95 TRY and 180 TRY.

As of December 31, 2009, we had approximately 26.0 million prepaid subscribers and 9.4 million postpaid subscribers, compared to approximately 29.5 million prepaid subscribers and 7.5 million postpaid subscribers on December 31, 2008.

Voice Services

Voice services are the main services we provide to our customers. Voice services consist of high quality wireless telephone services on a prepaid and postpaid basis.

Product & Services Management

Product & Services Management (“PSM”) is focused on developing and managing services to address the different needs of both consumers and corporate customers, thereby enriching their daily lives. We provide an integrated service approach with a common vision to offer tailored solutions based on the specific needs and preferences of our targeted markets.

One of our principal goals is to increase revenues from our existing customers and to foster the growth of new customers by offering innovative mobile data and services and exploring new ways to enable our customers’ access to our current wide range of content and services. Having a rich portfolio of various services helps us maintain our competitiveness. We believe that increasing customer satisfaction and ensuring customer loyalty through our large portfolio of services will also play an important role in our future retention efforts.

We will focus on the growth of mobile data and services revenues by increasing the penetration and usage of our products and services. We will continue to position new products and services based on the needs and expectations of our customers in order to promote mobile usage, increase awareness of our mobile data and services and increase the penetration of our services. We closely follow and analyze global trends and develop services to fit local market needs.

We believe that one of the main pillars of Turkcell’s future growth will be the development of new services and business areas. We have established six focus teams in the following areas: Internet & Communities, Content & Telco Services, Finance, Healthcare, Mobile Marketing and Emerging Services (which includes areas such as Education, Location, Authentication and Machine-to-Machine (“M2M”)). Turkcell seeks to differentiate itself by providing innovative and pioneering solutions in collaboration with its strong solution providers and various partnerships.

Consumer Services

Mobile data and services provide a number of consumer oriented services, including Mobile Internet and content services.

We commercially launched 3G simultaneously in 81 province centers and major cities in Turkey at the end of July 2009 and had reached 72% population coverage by December 31, 2009 (based on 3GPP TS 25.101 specifications for outdoor coverage). We believe Turkcell will continue to have the best coverage and highest quality-network in Turkey. Turkcell has a type A license with the widest frequency band and has deployed its 3G network using the latest technology available: HSPA+. Turkcell has also launched not only a mobile broadband service, but also several innovative services like Videocall, Mobile TV, Video Surveillance, Video Chat and Video Messaging. Bundling services with USB modems, security cams and smartphones have played an important role in the launch of plans. We offer rich terminal campaigns (handset, smartphone, modem and netbook) to encourage 3G device penetration. There are approximately 5 million 3G enabled handsets in our network.

Mobile Internet. The most significant development in the area of mobile internet in 2009 was the launch of 3G at the end of July 2009. In addition to continuous communication emphasizing 3G’s speed, the turkcell-im content portal was restructured, redesigned and repositioned in 2009 as the gateway to mobile internet. Featuring partnerships with Google, Facebook, Yahoo, Microsoft and MySpace, as well as successful local brands such as NTV, Yonja, Kariyer.net, Gittigidiyor and Mynet, turkcell-im now provides links to the most popular mobile sites in Turkey as well as to an “entertainment store” for mobile content. Turkcell subscribers can also use the “turkcell-im Internet/content adaptation” function which adapts standard web pages to the user’s handset, therefore providing a better and less expensive mobile internet experience.

Economic Internet Packages. A variety of data plans suited for different needs are available for handset access. Data plans for handset access are available as standalone plans and also as part of voice bundles and handset contracts.

Mobile Broadband. With 3G, VINN 3G modem, netbook and notebook contracts were offered and approximately 327,000 USB modems, netbooks and notebooks were sold by the end of March 2010.

Interactive Voice and Video Response Services

In July 2009, we launched video services on our new IVR platform by 3G. Our subscribers can access video services like “VideoChat” and “My Video on Facebook” via video calls.

Corporate Services

Mobile Internet continued to grow substantially in 2009 in terms of both revenue and traffic. The successful launch of 3G in July 2009 drastically increased data card (marketed with the new “VINN” brand) sales, and traffic growth further accelerated. Competitive pricing, heavy promotion and advertising, targeted campaigns and a rich portfolio of internet devices/handsets were the key factors to the success of the launch. A tax reduction on mobile internet usage also contributed to the growth of mobile internet among corporate customers.

Our Solutions Catalogue for 2009 included 63 products with 55 partners. We also offer sales force automations, vehicle tracking and telemetry solutions for different sectors and segments in our Solutions Catalogue. With the launch of 3G we have launched new corporate services, such as bulk video, video call centers and video IVRs. For example, with the help of the web based bulk video platform, our customers can send their videos to anyone in their network.

Video Call Center

In 2009, a new service called Video Call Center was offered with the 3G launch in Turkey. The service enables customers to have video calls with agents working in a call center. The service was launched with the leading banks in Turkey, thereby creating additional value for both Turkcell and bank customers. New companies from different sectors have expressed interest in using this service to improve their customers’ call center experience and to offer better levels of service.

Wireless PBX

Wireless PBX is another new service developed in 2009 by Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”). It was launched in January 2010 and enables Turkcell corporate customers to have call center service without any investment in hardware. Customers can activate the call center setting and manage calls easily via a web page. This service is especially beneficial to companies that have mobile employees that use GSM and the SMEs that do not have the resources to invest in a call center.

Turkcell Mobile Signature

Mobile Signature is a GSM service that enables customers to sign electronic documents and transactions with a legally-accepted digital signature using GSM SIM cards. Mobile signature subscribers can easily verify their personal identity in a digital environment and complete transactions remotely, without their physical presence. Mobile Signature was launched in February 2007. There are currently 50 application providers in the market, representing industries as diverse as banking, e-government, insurance, healthcare and e-commerce. The number of Mobile Signature users has been positively affected by the enactment of the Banking Regulation and Supervision Agency’s (“BRSA”) decree in January 2010, which requires two-level authentication usage for online banking transactions.

The Mobile Signature project has been chosen as an initiative of the GSM Association, with 18 operators throughout the world participating. It is expected that more operators will follow the lead of Turkcell and launch their own mobile signature solutions.

Turkcell Health (Health365)

Health365, is a ubiquitous health platform with the motto of “my everyday health page” for its users. Health365 is a Turkcell owned platform launched in October 2008. The platform draws its strength from Turkcell’s powerful network as well as from the expertise of its contributors, who are Turkey’s leading healthcare providers. Health365, offering a seamless web to mobile handover, links healthcare providers and application providers with the public to raise awareness of health issues, address issues such as self-care and preventive care and help people take charge of their health.

Mobile Traffic Monitoring Solution

Turkcell has cooperated with the Metropolitan Municipality to provide a “mobile solution” for traffic, a major municipal issue in Istanbul. Subscribers can save time by accessing the Traffic Density Map and traffic camera images to check road conditions and select the best possible route. Also launched in 2009 was the new iPhone traffic application, which was used more than 6 million times during the year.

Location Based Services

Location information is open to third parties and more than 10 services in various service categories were developed in 2009. The location information of customers is a network capability that can be utilized by the mobile operator for developing and offering brand-new mobile data and services to the customers. This capability is also made available to 3rd party developers and partners in our eco-system.

“Turkcell Where am I?” Users get their location information via SMS and MMS (address details, geographic points, information on the nearest police station and hospital phone numbers) and map details. Users can also search landmarks, such as the nearest pharmacy, hospital, cinema, bank or gas station. This service has 1.5 million unique users and has been used 4 million times.

“TamNerede” is a simple tracking service which can be used with all types of mobile phones. The service can be used both by individual users and corporate users for security as well as for tracking assets or field workers, to name a few. The advantage of this service comes from its simplicity and payment model. With simple SMS triggering and keywords, users can find out more about their location, and they can also enjoy the same features with the web version. Additionally, users only pay when the service is used (it is a pay-per-use service). This service was used by 60,000 unique users.

“Location Based Survey” is the first SMS-based survey service with location features. By using location features, survey conductors can keep track of and analyze where votes are coming from. Such capability allows them to add a new dimension to their decision making process. Survey conductors can analyze the results on a hosted web page with city based maps and lists. Voters can also express themselves easily without needing to provide extra information and are able to express their thoughts at a micro local community level. For example, they can easily evaluate their local authorities. The Location Based Classified Ads (“LBCA”) system offers a new alternative and a better experience to users with features that do not exist in conventional methods. LBCA allows the user to diffuse his/her own personal ads via Web, WAP, SMS or MMS specifying the location of his/her service or product (or any message). When performed directly via the operator’s network (i.e., WAP and SMS), the location is taken through the use of the Mobile Positioning System and the service is invoiced to the customer as a premium message charge. For an ad to be placed on the System, the user simply sends a text message with relevant contact information (phone number or e-mail address) via SMS or the other mediums. The user also has the option of providing a single picture of his/her service or product.

MobilBillboard

Through this service brands can reach their targeted customers from permission databases via SMS, MMS and wap push when customers are instantaneously in the location selected by the brands. This is the perfect way for corporate customers to advertise their products at the right place where they can reach their targeted customers and combine the mobile world with concrete sales. The unit price per diffused advertisement varies according to the location and the number of criteria for the target audience.

Mobile Wallet

In July 2009, Turkcell and Akbank launched a Near Field Communication (“NFC”) based mobile payment pilot, “Turkcell Mobile Wallet”, a project to integrate credit cards into cell phones. With this NFC service, it will be possible to use cell phones equipped with the MasterCard PayPass application in all locations that accept Akbank’s “Axess Paypass” credit card.

Mobile Payment

TurkcellMobilePayment service, launched in August 2008, allows Turkcell subscribers to make purchases of up to 35 Turkish Lira via their Turkcell invoice or prepaid TRY account. No additional subscription is necessary. Subscribers can start using the service by sending a message to approve and confirm the purchase. This service can be used for payments in many areas, such as subscription fees for online communities, e-commerce, parking tickets and online gaming, fast food and vending machine purchases. The service can be used at more than 150 merchants.

M2M Communications

In 2009, Turkcell focused on its M2M business, whose principal markets in Turkey are car telematics, team tracking, fleet management, POS terminals, security alarms, Smart metering and Sales Force automation’s applications. Blackberry and iPhone applications were especially popular in 2009. The biggest challenge in this market is the high level of taxes.

PaaS (Platform-as-a-Service)

Turkcell exposes its telecom enablers (i.e., SMS, MMS, Location, m-payment, m-signature, micro-payment, m-info, etc.) to partners. Partners can develop new services for different communities in addition to Turkcell’s enablers. PaaS will enhance exposure of enablers through standardized processes and business models to new business segments such as developers, software vendors, emerging channel partners. PaaS platform will:

•	Manage hundreds of enablers, both Turkcell’s and its partners’.

•	Manage thousands of partners. Meeting the diverse needs of different partners (i.e, micro, medium, large businesses or software vendors, enterprises and value added resellers).

•	Manage the partnering processes, agreements and settlements, through fast and flexible processes.

Mobile Marketing and Advertisement

Turkcell utilizes mobile marketing and advertising channels to create additional value for its customers. In 2009, 1,200 mobile marketing projects were completed with 588 brands in 37 different sectors and more than 19 million subscribers participated in mobile marketing activities through their mobile phones.

Currently, Turkcell has one of the largest customer permission databases in Europe. As of December 31, 2009, the database had 8.7 million opt-in subscribers and the database’s scope was specifically geared towards mobile marketing and advertising activities. Through this permission database, advertisers can segment their potential focus groups, concentrate on their target market and send specific advertisements to end users.

In 2009, Turkcell was highly active in mobile advertising, as it launched several products, including Targeted IVR (Interactive Voice Response), Mobile Ticketing, Sponsored Info Packages and other location based applications. The company also introduced Tone and Win, which was selected as the Best Mobile Advertising Service at the GSMA, Visiongain and Meffy Awards in 2009. In addition, Turkcell consistently creates advertisement space for its corporate customers.

Turkcell continues to search for additional areas of inventory in sponsorship and advertisement. In 2010, the company has plans to introduce different advertising channels and applications including Augmented Reality, Location Based SMS and 2D Mobile Codes.

Turkcell is a member of the Global Mobile Marketing Association (“GMMA”), the association endorsed by the Global System for Mobile Communications Association (“GSMA”) for mobile marketing and advertising. It is also the founding member of this organization in the EMEA region, playing an active role on its board and several of its individual committees. In addition to these, Turkcell is an active player in GSMA Advertising Committee.

Partnership Development

Since 2002, Turkcell has been developing new products and services with its partners. Since 2004, these partnerships have been executed through the Turkcell Partner Program. The number of partners was over 200 in 2009. Turkcell has enriched its customers’ lives through various partner mobile data and services. The Turkcell partner ecosystem has more than 3,000 employees, and the scope of their business covers not only Turkey but also many countries around the world, such as Ukraine, the United Kingdom, Dubai and countries in the Far East. The Partnership Development Department has leveraged various internal and external platforms in order to reach an innovative and rich service portfolio. The Department has also supported other Turkcell Group companies located in Turkey and abroad since June 2008.

We believe that new product and service ideas and projects submitted from external sources are also crucial to strengthening our service portfolio. Being aware of the importance of open innovation platforms, the Turkcell Partner Program runs a product and service idea evaluation platform via Partner Portal to solicit ideas from external bodies such as university students, individual developers, partners and customers. This platform helps evaluate various ideas based on our business focus areas and priorities, identify the ones that fit best and share them with the related internal business units in a systematic way. With this platform, partners, potential partners and universities are now among our main sources for innovation. Some of the ideas have been shared with our partner ecosystem and Turkcell in order to create new projects. In addition, we launched an additional main open innovation platform called Turkcell LAB to attract students and developers and build a community around our product and services, as well as our technical capabilities (APIs). Turkcell LAB is one of the main components of our Partner Portal to help site visitors become familiar with our technical assets and create and test basic telecom services like location based services. We strongly believe in the power of collaboration with external sources.

We are in contact with many different players ranging from companies to individuals with specific expertise or capabilities in order to identify new business opportunities and improve our current business. Under Turkcell’s Partner Program, we run different subprograms to provide various benefits to different types of entities such as the Gold & Silver program for companies, Univercell for universities and university students and the Incubation program for early stage and emerging companies. We aim to create a stronger partner base with the help of a new, appealing benefits package utilizing our many assets such as technical know-how and platforms, human resources, marketing power and experience and many others to help our partners develop products and services and also improve their own corporate capabilities. We believe that investing in our ecosystem, not only in financial terms, but with our other strong assets, will create loyalty with partners and help us differentiate ourselves in the market.

In 2010, we are planning to increase the number and type of our partners by adding and defining new players that have various competencies and deep business and technical know-how to provide a richer service portfolio to both contribute to our revenue basis and ensure customer satisfaction and loyalty.

Other Services

International Roaming

Our coverage extends to many countries in Europe, Asia, Africa and North and South America. As of December 31, 2009, we had further enhanced our position as the leading mobile operator of international roaming services by expanding our partnership in 208 destinations throughout the world, pursuant to commercial roaming agreements with 639 operators.

Since July 2002, we have provided roaming services for prepaid subscribers of foreign mobile operators visiting Turkey. We were the first operator to provide such a service in Turkey. This service, called “passive

CAMEL”, can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2009, we offered prepaid roaming to the prepaid subscribers of 229 operators in 115 destinations.

Since October 2004, we have offered roaming services for Turkcell prepaid subscribers traveling abroad. This service, called “active CAMEL” (Active Customized Applications for Mobile Network Enhanced Logic), can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2009, we offered prepaid roaming to Turkcell prepaid subscribers through 287 operators in 137 destinations.

Since October 2002, we have offered GPRS roaming. As of December 31, 2009, we allowed our subscribers to access the internet and reach their email accounts while traveling, through 440 GPRS roaming partners across 162 destinations.

In order to balance international SMS traffic, we began signing international SMS Interworking Agreements with other mobile operators in April 2002 and as of December 31, 2009, we had signed 144 International SMS Interworking Agreements. As of December 31, 2009, our subscribers can send SMS to more than 639 mobile operators located in 208 destinations, including North America and China.

Since December 2005, our subscribers have been able to send and receive MMS to and from subscribers of foreign operators. As of December 31, 2009, our subscribers were able to send MMS to 108 mobile operators in 66 destinations.

By July, 30, 2009, we were the first operator to launch 3G Roaming services in many different locations of the world. As of December 31, 2009, our subscribers enjoyed high speed mobile internet connections with 200 operators in 108 destinations.

Tariffs

Our charges for voice, messaging and data consist of monthly fees, usage prices, bundles and volume discount schemes and options under various tariff schemes. Our license agreement regulates our ability to determine our tariff for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the ICTA sets the initial maximum tariffs in Turkish Lira and U.S. Dollars. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs. For the maximum tariffs established in Turkish Lira, the formula is: the Turkish Consumer Price Index announced by the Ministry of Industry and Trade for Turkey minus 3% of the Turkish Consumer Price Index announced by the Ministry of Industry and Trade. For the maximum tariffs established in US Dollars, the same method is applied to the USA Consumer Price All Item Index Numbers.

Although the Concession Agreement includes a provision regarding the increase of the maximum tariffs, the ICTA has decreased the maximum tariff since 2007, which has negatively affected our tariff structure (the last decision being on April 1, 2010). The Company initiated lawsuits for the annulment of such decisions.

For more information on how our maximum and minimum price levels are established, see also “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry.”

Each customer subscribes to a voice tariff. There are various voice tariffs based on the subscriber segment (postpaid or prepaid, corporate or individual).

Main Tariffs

We have segmented tariffs plans that target specific subscriber groups. In the postpaid segment, pay as you go tariffs offer on-net (Turkcell subscriber to Turkcell subscriber) usage advantages. The packages include minutes for on-net and fixed line calls intra-company calls or all national directions. Packages are widely preferred by our customers. In the prepaid segment, the main tariffs offering advantageous prices that are based on a refill amount are ‘Super Tariff’ and ‘Youth Tariff’. In addition, we provide fee-based optional packages, including block of minutes for calls to OMO, PSTN and for calls within a specific time period, such as weekends and nights.

The main tariffs listed below for postpaid and prepaid subscribers are as of April 2010. Prices are given in TRY and include both 18% VAT and the 25% Special Communication Tax.

	Postpaid(TRY)*
	Bizbize	BizBize Hepimiz	Herkesle	Iste Tariff
Monthly Fee	9.9	19-286	17-303	4.75
Calls Out (per minute):
Turkcell to Turkcell	0.400 per 5 minutes	120-5000 free mins included. Exceeding minutes charged at 0.400 per minute	60-7500 free mins included. Exceeding minutes charged at 0.400 per minute	0.400
Turkcell to PSTN(1)	0.400	120-5000 free mins included. Exceeding minutes charged at 0.400 per minute	60-2500 free mins included. Exceeding minutes charged at 0.400 per minute	0.400
Turkcell to OMO(2)	0.400	0.400	60-2500 free mins included. Exceeding minutes charged at 0.400 per minute	0.400
SMS Per Message	0.300	0.300	0.300	0.303

(1)	PSTN: Public Switched Telephone Network (landline).
(2)	OMO: Other Mobile Operators.
Prices are given in Turkish Lira and include both 18% VAT and 25% Special Communication Tax.
BizBize is a standard Turkcell tariff. Bizbize Hepimiz and Herkesle include special packages at discounted prices.
Iste Tariff is a Corporate Tariff.
In addition to the above. we have segmented tariff plans that are targeted at specific subscriber groups.

Prepaid (TRY) *
	Süper Tariff		Genç Tariff			Bizbize Tariff
Refill Amount**	Turkcell to Turkcell	Turkcell To PSTN/ Turkcell To OMO	Genç Tariff to Genç Tariff	Turkcell to Turkcell	Turkcell To PSTN/ Turkcell To OMO	Turkcell to Turkcell/ Turkcell to PSTN/ Turkcell to OMO
50	0.50 per 10 min		0.50 per 15 min		0.40 per min	0.65 per 2 min
30	0.50 per 5 min	0.65 per 2 min	0.50 per 15 min		0.40 per min	0.65 per 2 min
20	0.65 per 2 min		0.50 per 15 min	0.40 per min	0.40 per min	0.65 per 2 min
Less than 20***	0.65 per 2 min		0.40 per min			0.65 per 2 min
SMS (per message)	0.40		0.30			0.40

*	Prices are given in Turkish Lira and include both 18% VAT and 25% Special Communication Tax.
**	Prices vary depending on the refill amount and apply for 30 days following the first day of refill
***	The charges for a less-than 20 TL refill or no-refill

In addition, we also have loyalty subscriber programs:

•

Young Turkcell (gnctrkcll), a program that targets the youth segment and is customized to their life style and needs. Gnctrkcll reinforces Turkcell’s brand recognition with its young customers and ensures customer retention with its very special advantages and campaigns;

•	Turkcell at Work (IsTcell), a program that targets corporate customers; and

•	Turkcell Platinum, a program that offers special treatments, GSM and non-GSM advantages to individual customers.

“Turkcell Customers win Everywhere” is a campaign series that offers discounts to Turkcell customers at well known retail firms. In addition to the continuous basic loyalty programs, we have periodic volume-based campaigns that are designed for a specific time period for prepaid and postpaid subscribers. We offer tailored advantages and privileges to our premium customers to ensure their satisfaction and loyalty. We also have campaigns in which minutes and data services are bundled with handsets such as the iPhone 3G.

Roaming Tariffs

Turkcell intends to provide advantageous price schemes to its customers when they are abroad. With a customer oriented point of view, Turkcell offers a flat fee for roaming usage, dividing the world into zones, known as the “Turkcell World Tariff”. Whenever our subscribers go abroad, regardless of their domestic tariff, they are subject to the Turkcell World Tariff for their roaming usage. Additionally, Turkcell enables its customers to connect to loved ones with advantageous voice packages and campaigns.

Based on Turkcell’s roaming agreements, Turkcell hosts the subscribers of foreign operators on its network. When a subscriber of a foreign operator makes a call within the Turkcell coverage area, that subscriber’s operator pays us our inter-operator tariff (“IOT”) for the specific call type. IOT is a wholesale tariff applied between mobile operators having roaming agreements.

Churn

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers who do not reload units for a period of 210 days are disconnected and cannot reuse their numbers. Occasionally, we may offer campaigns and tariff schemes that may not comply with the churn policy.

The ICTA has announced that when prepaid subscribers load 20 units/TRY 5, the subscription should be renewed at least 3 months prior to the end of the contract. When they load 40 units/TRY 10, the subscription should be renewed at least 6 months prior to the end of the contract. The board resolution will be effective October 1, 2010. As a result of this decision, the life cycle of prepaid customers will be lengthened; however, it is unlikely that our churn rate will be impacted in 2010. For more information, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry.

For the year ended December 31, 2009, our annual churn rate was 32.6%. We have what we believe to be an adequate bad debt provision in our consolidated financial statements for non-payments and disconnections amounting to $268.2 million and $196.6 million as of December 31, 2009 and 2008, respectively. Due to our large subscriber base and intensified competition in the Turkish market throughout the year due to MNP, our churn rate increased 8.8 percentage points in line with our expectations.

Seasonality

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage has positively influenced our results in the second and third quarters of the fiscal year and negatively influenced our results in the first and fourth quarters of the fiscal year. Local and religious holidays in Turkey have also generally affected our operational results.

In 2009, despite the seasonality effects on mobile usage, the mobile market recorded higher usage levels in the first and fourth quarters with the impact of unlimited offers. We have yet to determine whether this represents a short term effect or a more significant change in the seasonality trends of our business.

Network

Coverage

Statements regarding our market share and total market size are based on operator’s announcements, and statements regarding penetration are based on the estimated population of TUIK. Furthermore, statements regarding our 2G coverage are based on the ICTA’s specifications as well as the estimated population of TUIK, and statements regarding our 3G coverage are based on the 3GPP TS 25.101 specifications for outdoor coverage.

Our mobile communications network is designed to provide high-quality coverage to the majority of the population of Turkey throughout the areas in which they live, work and travel. As of December 31, 2009, Turkcell covered 85.97% of all of Turkey and 99.03% of Turkey’s population, including 100% of cities with a population of 1,000 or more. Coverage also includes a substantial part of the Mediterranean and Aegean coastline and during 2009 we enhanced coverage in low populated areas (populations of less than 1,000 people) as well. We have significantly exceeded the minimum coverage requirements of our license.

We have also expanded our mobile communications network to add capacity to existing service areas and to offer service to new areas, including the improvement of existing urban, suburban and intercity road coverage. During 2010, we plan to further expand our coverage in settlements with a population of 500 or more, intercity roads and railways, in addition to further enhancing coverage and capacity in populated areas.

We commercially launched 3G simultaneously in 81 province centers and major cities in Turkey at the end of July 2009 and reached 71.5% population coverage (based on 3GPP TS 25.101 specifications for outdoor coverage) by the end of 2009. We believe we will continue to have the best coverage and the highest quality network in Turkey. We had already exceeded 90% of the minimum coverage requirement (population required to be covered within 3 years for Metropolitan Municipalities) of our license within the first 6 months of the launch of 3G.

Network Infrastructure

We have primarily employed experienced internal personnel for network engineering and other design activities while employing suppliers for our network infrastructure and as our partners in product/service development. Our suppliers install the base station cell site equipment and switches on a turn-key basis, while subcontractors employed by our suppliers perform the actual site preparation.

Our network consists of standalone Home Location Registers (“HLR”), combined Number Portability Switch Relay Function (“SRF”) and Number Portability Database and Signal Transfer Point (“STP”), Base Station Controllers (“BSC”), Radio Network Controllers (“RNC”), Core Network common for 2G and 3G radio network and carries voice over IP, combined Mobile Switch Centers/Visitor Location Registers (“MSC/VLR”),

Service Control Points (“SCP”), BTS and Node-Bs. BTSs are the fixed transmitter and receiver equipment in each cell, or coverage area of a single antenna, of a mobile communications network that communicates by radio signal with mobile telephones in the cell. Each BTS is connected to a BSC via leased lines and/or radio relay links called “minilinks.” The BSC monitor and control the BTS. It is possible to cascade the BTSs to each other, thereby realizing considerable cost savings in transmission. In the same manner, Node-Bs are radio signal transmitter and receiver equipment in each 3G cell, connected to and controlled by RNC in order to realize 3G and HSPA+ coverage for 3G /HSPA equipped mobile phones. Our core packet switching network consists of SGSNs (Serving GPRS Support Node) and GGSNs (Gateway GPRS Support Node), providing GPRS/EDGE, and HSPA/HSPA+ (High Speed Packet Access) capability for mobile packet traffic.

Capacity

In 2009, we continued to develop and improve the quality and capacity of our network. In urban areas, we increased coverage and capacity by placing network infrastructure in commercial sites such as shopping malls, business complexes and entertainment centers. We achieved the highest coverage density in major urban areas, especially in Istanbul, Ankara and Izmir.

We believe that we have sufficient bandwidth to serve our current and projected short-term subscriber base and that we currently meet the capacity requirements of both our 2G and 3G licenses. In 2009, we created 3G/HSPA+ coverage to support 3G multimedia services and fast throughput for mobile data traffic, while achieving greater network capacity through improved spectral efficiency. To enhance our 2G network capacity where congestion is a possibility, we intend to construct additional network sub-infrastructure, or implement technological advances that will permit bandwidths to be used more efficiently. In 2009, a number of techniques were employed to increase the effective carrying capacity of a given allocation of 2G spectrum. The techniques used involved enhancing core network capacity by adding new nodes with supporting new layered (NGN) structure, processor upgrades and expansions to existing equipment in order to accommodate further increases in our subscriber base and the accompanying call handling and traffic capacity demands as well as supporting 3G radio network connectivity while optimizing transmission operational expenditures. In 2009, we made additional capital expenditures to improve existing capacity, replaced some of the phased out hardware with ones offering higher capacity and adding VoIP capability (a step towards an all IP network), provided increased network functionality and improved network efficiency in order to better serve our customers.

Nevertheless, it may become impractical to continue to apply these techniques in densely populated metropolitan areas due to excessive cost or technological limitations and the amount of spectrum currently allocated to Turkcell’s network which, despite these techniques, may not be sufficient to accommodate the future long-term growth of our subscriber base. As a result, we requested the allocation of additional frequencies in the GSM 900 MHz band from the ICTA to further enhance our network capacity. The ICTA initiated a tender for the allocation of the additional frequency bands, which were vacant following the reorganization of the existing GSM 900 frequency band (890/960 MHz) into three separate Frequency Bands (A, B and C). Turkcell submitted a bid at a consideration of TRY 24.9 million (equivalent to $16.5 million as of April 6, 2010) for the A type additional frequency band. Implementation of the additional five frequency bands was successfully completed in the middle of April 2009.

With the advantage of higher quality communication provided by the A type additional frequency placed at the beginning of the GSM900 band, Turkcell will continue to offer seamless communications services to its customers with by far the most extensive coverage amongst its peers.

We have continued implementing EDGE technology in our network and enlarging our EDGE coverage area, as EDGE is a complementary technology to UMTS. EDGE is an evolution of the GSM technology which allows consumers to use cellular handsets, PC cards and other wireless devices at faster data rates up to 300 kbps, three times the data capacity of GSM/GPRS. Actual data rates vary depending on the access network load at the connection time and the terminal device features used by the customer. We began implementing EDGE in

September 2004 by upgrading existing BTS sites primarily in large hotels, airports, shopping centers and other areas experiencing high data traffic. At the end of 2009, the Turkcell EDGE network reached 100% of total Base Stations in our network.

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

We have regional operation units with qualified Turkcell staff that operate and maintain our network in sixteen main regions. In addition, the Turkcell Network Control Center located in Istanbul monitors our entire network 24 hours a day, 365 days a year, and ensures that necessary maintenance is performed in response to any problems.

Transport Network

Radio Access Network (“RAN”) transmission is provided as leased lines and radio links. As of December 31, 2009, approximately 90% of our BTS transmission was provided by microwave radio-leased line combinations and 10% was provided by the leased lines.

In order to expand network coverage, microwave radio links are preferred since they are owned and operated by Turkcell itself. When there is no line of sight, copper lines/fiber from transmission service providers are used. Inter-city connections are only carried through transmission service providers due to regulatory restrictions.

All of our switching equipment that forms part of our core network, including MSCs, Gateway MSCs, Tandem switches and HLRs, are located within our own buildings. Transmission between these sites (backbone) is always achieved through Synchronous Digital Hierarchy (“SDH”) leased lines. Interconnections with other Public Land Mobile Network (“PLMN”), Public Switched Telephone Network (“PSTN”), LDTS (Long Distance Telephony Services) and small operator companies are realized with leased lines. We lease all transmission lines from Turk Telekom and Superonline. We use two different infrastructure companies to provide more capacity and increase the availability and reliability of the lines. Furthermore, competition between providers decreases operational expenditures.

Turkcell has implemented an IP based 3G network and has established an IP/MPLS (Internet Protocol/MultiProtocol Label Switching) network in UTRAN (UMTS Terrestrial Radio Access Network) for aggregating 3G traffic and increasing leased line utilization. Turkcell has decreased transmission costs by using IP based optimization equipment and increasing service quality by converting 2G traffic to IP and converging 2G and 3G traffic transmission infrastructure.

Site Leasing

Once a new coverage area has been identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites. In urban areas, typical sites are building faces and rooftops. In rural areas, masts and towers are usually constructed. Our technical staff also identifies the best means of connecting the base station to the network. Once a preferred site has been identified and the exact equipment configuration for that site determined, we begin the process of site leasing and obtaining necessary regulatory permits. Construction of the masts or towers that we require in rural areas is performed by Kule Hizmet ve Isletmecilik A.S. (“GlobalTower”), a company 100% indirectly owned by us. We lease antenna space and provide maintenance and management services from GlobalTower at such towers.

Dropped Calls

Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during the most congested hour of network traffic during the relevant time period to the traffic intensity in that congested hour. Using such industry standard for dropped calls, our dropped call rate for our 2G network has further decreased to far below 1%.

Turkcell also provides high quality services through its 3G network. In a short time, we have succeeded in reducing the 3G dropped call rate to the same level as the 2G network. The rate of service quality is being enhanced all the time due to investments to our 2G and 3G network to improve the quality and capacity of the network.

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

Business Continuity Management (“BCM”)

In 2000, Turkcell launched its Business Continuity Plan (“BCP”) that encompassed Technical Operations and made Ankara Plaza as the Business Recovery Center. In 2004, the BCP was widened to cover all of Turkcell’s business functions and renamed BCM. Its implementation was completed in July 2005 and BCM was adopted as a full-time function.

In 2007, core network and service network equipment, and their management systems, were acquired for our Business Recovery Center in Ankara. The BCM plan was tested with 23 different scenarios, including mission critical processes and building evacuations.

In 2008, the BCM plan was tested with 17 different scenarios, including mission critical processes and building evacuations.

In 2009, the BCM plan was tested with 18 different scenarios, including mission critical processes, service continuity and building evacuations.

Evaluating scenarios that may affect Turkcell’s operations, the purpose of BCM is to prevent or overcome these situations; to develop recovery and crisis scenarios; to make sure Business Continuity planning continues and all key function staff are trained; and to raise awareness and understanding of Business Continuity.

To this end, we established a Crisis Management Team, a Business Recovery Team and several Emergency Response Teams. The Crisis Management Team is comprised of senior management who are responsible for managing all facets of the potential crisis. The Business Recovery Team and Emergency Response Teams are located at the Business Recovery Centers in Ankara and Istanbul as well as in several other locations throughout Turkey, including Izmir and Adana. If needed, these sites are ready to aid and assist various teams at 15 other sites. In the event that Turkcell’s operations are interrupted, in accordance with the area in which the crisis occurs, a chain alert call convenes the teams.

We believe that the BCM will be able cover the majority of Turkcell’s operations through potential environmental events and natural disasters.

Sales and Marketing

We design our sales and marketing strategy around subscriber needs and expectations. We try to ensure the loyalty of our subscribers by providing offers, campaigns and our advanced Service Delivery Platforms.

Our nationwide distribution channels are an important asset that help us differentiate ourselves from our competitors and achieve our sales targets. Our strong and extensive distribution network consists of distributors, Turkcell Distribution Centers (“TDC”), non exclusive dealers, Turkcell Communication Centers (“TIMs”), Turkcell Stores and Consumer Electronic Chains as well as points of sale for counters (airtime), including ATMs, POS, web, call centers, supermarkets and kiosks.

In Turkey, independent handset dealers serve as the primary point of mobile service sales. Subscribers generally must purchase a mobile phone from a dealer to activate services. We sell Simcards and starter packs to distributors, which are delivered to dealers and sales points. In addition, distributors purchase handsets directly from mobile phone importers and distribute them to dealers. Airtime scratch cards for Hazir Kart are sold through our exclusive and non-exclusive dealer networks, supermarket chains, gas stations, digital channels and other distribution points. Muhabbet Kart’s “Chat Card” branded scratch cards are sold through newspaper kiosks and dealers located throughout Turkey. Muhabbet Kart is only sold by A-Tel, a 50-50 joint venture between SDIF and Turkcell.

16K, 32K, 64K and 128K (128K cards are only used for spare Simcards) Simcards are in circulation in the market; 64K and 128K Simcard starter packs are sold with inclusive 20 and 100 counters whereas 16K and 32K starter packs are no longer sold by the Company. Pursuant to the ICTA’s decision regarding the counter to TRY transition, as of April 2010, starter packs include a simcard with airtime of 5 TRY or 20 TRY instead of 20 and 100 counters.

Turkcell Sales Efforts

We sell postpaid and prepaid services to subscribers through our distribution network, which is composed of distributors, TIMs, TDCs, Turkcell Stores, Consumer Electronic Chains and exclusive and non-exclusive dealers. The number of exclusive and non-exclusive dealers totaled approximately 18,000 sales points as of December 31, 2009. We also sell scratch cards and digital prepaid counters through consumer electronic chains, newspaper kiosks, supermarkets, gas stations, digital channels and ATMs.

Our Exclusive Retail Network consists of powerful retail dealers with good locations, modern designs and superior after-sales service. TIMs lead the market with user friendly atmosphere, new products and services and dedicated employees. In December 2009, TIMs were relaunched with the motto “We aim to ease your life with technology” in order to enhance our customer service oriented image under “TIM” brand. In addition, the three flagship Turkcell Stores—fully operated by Turkcell—continue to enhance Turkcell’s brand image in the retail world by providing the best customer experience and introducing top of the line new products and services to our customers.

Our Non-Exclusive dealer network provides us with a high penetration of Turkcell products and services in Turkey. TDCs are aimed at enhancing our distribution effectiveness in the nonexclusive channel and ensure the timely and efficient distribution of Turkcell products and merchandising materials. They also facilitate the Turkcell brand and offer awareness in this competitive channel.

In total, we have more than 92,000 sales points for prepaid counters including digital channels, ATMs, POSs, kiosks, Call Centers, Internet, WAP, retail chains, SMS, Digital TV and USSD. Since 2008, we have also offered digital counter sales capabilities over web and POS machines in the traditional sales channel.

All dealers are paid compensation based on the number of new subscribers they sign up and the level of such subscribers’ usage, as well as additional incentives based on their performance.

Sales Management develops strong relationships with and promotes brand loyalty among dealers through a variety of support and incentive programs. Training programs aim to educate dealers’ personnel on the technical aspects of our products and services, as well as sales techniques to increase sales and enhance customer relations. The technological development projects commenced in 2007, and coupled with merchandising services, POP materials and channel specific campaigns, help to support the sales efforts in all of our sales channels.

We address strategic and large enterprises through account managers and small and medium businesses (“SMBs”) with indirect sales channels through corporate focused dealer organizations and through Telesales operations serving small SMBs. In 2010, with the objective of working closely with more customers and improving effectiveness and efficiency, we restructured corporate segmentation and expanded the numbers of corporate customers handled by account managers. The main focus of this activity is to provide large and medium enterprises and SMBs with mobile services to meet their communication requirements and support these solutions with retention and acquisition programs and tariffs. We work closely with solution partners and application providers to integrate mobility into companies’ operations through tailor-made total solutions packages.

Advertising

We promote the quality and the reliability of our network, the variety and the convenience of our services, our attractive tariffs and campaigns for different consumer needs as well as additional benefits of being a Turkcell customer. Our vision is to ease and enrich the lives of our customers with leading communication and technology solutions.

Our Turkcell brand is supported by sub-brands that are designed to communicate separately to different segmented customers. Gnctrkcll targets our youth community and IsTcell advertises to professional and corporate customers. We contact premium customers via Platinum Programs. We run a wide variety of price and tariff campaigns in order to manage high price perception. In 2009, we launched Turkcell 3G services in 81 city centers and provided the fastest 3G connection to our customers, enriching the lives of our customers with useful and entertaining 3G services. We sustain one-to-one basis communication with our customers via field activities such as the Turkcell RoadShow. We strengthen our communication with each customer group through customized direct marketing events. In order to ensure that each message reaches its targeted customer segment effectively, we advertise extensively through traditional and alternative media such as television, outdoor areas, cinema, radio, digital media, print and aim to communicate “360°” with our customers.

Customer Services

A key part of our strategy is to provide basic and premium services by working, thinking and acting in a customer-focused manner. Our goal is to develop and sustain a continuous relationship with the customer through tailored service and excellent value. Our customers’ needs and expectations are obtained through all the touch points that are reflected in our marketing strategy and we create customer processes in line with those expectations and operational excellence.

In order to achieve this, we mainly work with two companies, Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Global Bilgi”) and Hobim Bilgi Islem Hizmetleri A.S (“Hobim”). Global Bilgi offers 24 hours-a-day, 7 days-a-week contact center services at several sites. Turkcell’s customer service strategies for contact centers are provided by Global Bilgi and we make sure that customer services and customer satisfaction programs, which are also provided by Global Bilgi, are executed in line with Turkcell’s strategies. Hobim handles the printing of invoices and archives subscription documents for us. In order to provide segmented customer service, we design and make improvements for all of the customer processes throughout all channels for different customer segments as well as monitor the quality of service provided.

International Operations

A component of our strategy has been to grow or improve our business in international markets. International expansion and, in particular, continued strong operations in the countries in which we are currently present is important for us. We believe these operations will provide additional value to us in the future and will continue to serve an important role in our goal to be a leader in communications and technology.

While continued improvement of our current operations is a key priority, we may further expand and increase our presence in key emerging markets in the region, such as the C.I.S. region, Eastern Europe, the Middle East, Africa and the Balkans. Accordingly, we made investments in Ukraine in 2004 and in Belarus in 2008. We intend not only to transfer our technological know-how and marketing expertise, but also to maximize economies of scale and group synergy. As global competition increases in the telecommunications industry, companies need to evaluate opportunities for “intelligent expansion” within their geographic region to ensure development of new business lines and create synergies with existing ones.

Our international endeavors will continue in 2010. We will continue to work on building a fundamentally sound business in Ukraine and Belarus, and we will also continue to selectively seek and evaluate new international investment opportunities. These investment opportunities could include the purchase of licenses and/or acquisitions in markets outside Turkey where we currently do not operate, both in our main and adjacent communication and technology business areas.

Ukraine—Life:)

We acquired our interest in our subsidiary Astelit on April 2, 2004 by purchasing the entire share capital of Astelit’s parent, CJSC Digital Cellular Communications (“DCC”), from its shareholders. Astelit, 99% owned by DCC, held a nationwide GSM1800 license. On April 4, 2006, Astelit announced a merger of DCC and Astelit, which was completed on August 1, 2006. Our interest in Astelit is held through our wholly-owned subsidiary, Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Uluslararasi”), which holds 55.0% of Euroasia, which is the 100% owner of Astelit.

Astelit began its operations in the Ukrainian market in February 2005 with its new brand “life:)”. As of December 31, 2009, Astelit had 12.2 million subscribers, a 8.9% annual increase from 11.2 million subscribers as of December 31, 2008. The majority of subscribers are prepaid subscribers as of December 31, 2009.

The life:) brand reached 99% recognition in the market and is differentiated from the existing mobile brands as being young, innovative, fair and western. By the end of 2009, Astelit had 34,600 non-exclusive sales points throughout Ukraine, 488 life:) exclusive sales points and customer service centers operating in 185 cities in the country. As of December 2009, life:) provided roaming opportunities in 172 countries via 468 roaming partners.

As of December 31, 2009, Astelit operated in 99.77% of the cities of Ukraine with a population of more than 10,000 inhabitants and more than 28,375 settlements, and all principal inter-city highways and roads, which corresponds to coverage of approximately 95.6% of the whole population of Ukraine or 87% geographical coverage with more than 8,295 base stations. Cumulative capital expenditure for the development of Astelit’s coverage amounted to $1,225.3 million as of December 31, 2009. In 2010, Astelit will continue to invest to increase its level of coverage.

The contract signed with Huawei at the beginning of 2009 may allow Astelit to expand its GSM coverage much faster. Astelit is currently building a highly innovative network in which all base stations will support EDGE. When completed, this network will enable Astelit to introduce many innovative services and products.

Astelit is strongly dedicated to further developing innovations in the market and to apply for a 3G license when one becomes available (no timetable has been announced). Currently, there is only one 3G license that has been granted in Ukraine. This license has been granted, without tender, to the state owned company, Ukrtelecom.

On December 30, 2005, Astelit signed a 6-year, $390 million long-term senior syndicated facility. Of the total facility, $270 million was guaranteed by Export Credit Agency (“ECA”) and $120 million was not guaranteed. Based on Astelit’s financial statements for the periods ended March 2006, June 2006, September 2006, December 2006 and March 2007, Astelit was in breach of certain financial covenants. Astelit received the necessary waivers from the senior lenders related to the covenant breaches in part due to additional shareholder contributions to Astelit required by the lenders. On April 19, 2007, Astelit sent a letter accompanied by a term sheet to ING Bank, the Facility Agent.

With this term sheet Astelit proposed the restructuring of the senior syndicated facility and provided notice that if some or all of the finance parties did not consent to the proposed amendments, Turkcell would purchase the loans and commitments held by such non-consenting finance parties. As the majority of the financing parties did not consent or respond to the amendments proposed in the new facility agreement, Turkcell’s management decided to take over the entire loan amount. Turkcell and Astelit restructured the syndicated facility through Financell (a financing company which is 100% subsidiary of Turkcell) and finalized the amended loan agreement in the second quarter 2007. On June 25, 2007, Astelit together with Financell and Turkcell finalized the restructuring of $390 million syndicated long term financing.

In connection with this restructuring, we guaranteed the principal amount, any accrued and unpaid interest on the principal amount of the loan and interest, payment of costs, expenses and any other sums payable in connection with the loan lent by Financell to Astelit. In addition to the senior syndicated facility, a long-term junior facility agreement up to $150 million (including interest accruals amounting to $24 million) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank TAS Malta Branch in December 2005. According to the conditions of the facility agreement, interest costs will be added to the principal amount until total the principal amount reaches $150 million. This facility was fully utilized as of December 31, 2009. This junior facility is fully guaranteed by Turkcell.

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

In June and October 2009, Turkcell through its subsidiary Turktell Uluslararasi, and SCM contributed to the share capital of Euroasia an aggregate amount of $121 million in two tranches: $37 million in June and $84 million in October 2009 in exchange for shares in the capital of Euroasia. Turktell Uluslararasi and SCM made the contributions in proportion to their shareholding in Astelit at the time of each capital contribution.

On July 16, 2009, a new facility agreement with Financell B.V. was signed. The purpose of this agreement is the application of all of borrowed amounts for payments of goods and services delivered/rendered by Ericsson AB Sweden and its Ukrainian subsidiary. As of December 31, 2009, the loan principal was $66 million.

Since the acquisition of Astelit in the second quarter of 2004, operations in Ukraine have been consolidated in our consolidated financial statements.

Belarusian Telecom

On July 29, 2008, Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) signed a share purchase agreement to acquire an 80% stake in Belarusian Telecom, which is specialized in providing services using GSM

Technologies, for consideration of $500 million. On August 26, 2008, control of Belarusian Telecom was acquired from Belarus’ State Committee on Property and $300 million of the total consideration was paid. An additional $100 million was paid on December 31, 2009 and another $100 million will be paid on December 31, 2010. An additional payment of $100 million will be made to the seller when Belarusian Telecom records full-year positive net income for the first time.

In 2009, Belarusian Telecom signed supply agreements with supplier firms ZTE and Huawei for products and services related to infrastructure investments in Belarus. In connection with these transactions, Turkcell gave guarantees of up to $35 million to ZTE and $29 million to Huawei in 2009. As a result of an agreed early payment to Huawei in 2010, $6.7 million of the $29 million guarantee remains to be paid. In 2010, Turkcell gave an additional guarantee of $25 million to ZTE.

At December 31, 2009, Belarusian Telecom had 1.2 million subscribers, the majority of whom were prepaid, and operated through 110 exclusive and 2,189 non-exclusive sales points.

At December 31, 2009, Belarusian Telecom operated 2G services in all, and 3G services in 31%, of the cities with a population of more than 10,000 and with more than 12,650 settlements, and along all principal inter-city highways and roads, which corresponds to coverage of approximately 95.2% of the entire population of Belarus, or 62.5% of the geographical coverage.

Fintur

We hold a 41.45% stake in Fintur, which currently holds our entire interest in our international mobile communications investments, with the exception of our operations in Northern Cyprus, Ukraine and Belarus. Below is a description of the businesses currently held by Fintur.

Azercell

Fintur indirectly owns 51.3% of Azercell Telekom B.M. (“Azercell”), which offers GSM services on both a prepaid and a postpaid basis in Azerbaijan. As of December 31, 2009, Azercell had approximately 3.85 million subscribers, of which approximately 114,000 were postpaid and approximately 3.73 million were prepaid.

The agreement for the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell was signed in February 2008 and Azertell A.S., the parent company of Azercell, acquired the Republic of Azerbaijan’s entire stake. Azertell’s ownership in Azercell increased to 100%; however, Fintur’s effective ownership in Azercell remained at 51.3%.

Geocell

As of December 31, 2009, Fintur indirectly owns 100% of Geocell Ltd., (“Geocell”), which operates a GSM network and offers mobile telephony services in Georgia. As of December 31, 2009, Geocell had approximately 1.9 million subscribers, of which approximately 27,000 were postpaid, approximately 154,000 were paid-in-advance subscribers that had postpaid services but paid in advance and approximately 1.7 million were prepaid.

Kcell

Fintur owns 51% of GSM Kazakhstan, (“Kcell”), along with Kazakhtelekom, the Kazakhstan monopoly fixed-line operator, which owns 49%. Kcell offers mobile telephony services in Kazakhstan and had approximately 7.2 million subscribers as of December 31, 2009, of which approximately 62,000 were postpaid, approximately 1.2 million were paid-in-advance subscribers and approximately 5.9 million were prepaid.

Moldcell

At December 31, 2009, Fintur directly and indirectly owned 100% of Moldcell S.A., (“Moldcell”), which offers GSM services in Moldova. As of December 31, 2009, Moldcell had 0.7 million subscribers, of which approximately 65,000 were postpaid, approximately 220,000 were paid-in-advance subscribers and approximately 379,000 were prepaid.

Kibris Telekom

Kibris Mobile Telekomunikasyon Limited Sirketi, or Kuzey Kibris Turkcell (“Kibris Telekom”), a 100% owned subsidiary of Turkcell, was established in 1999. As of December 31, 2009, Kibris Telekom had 0.3 million subscribers.

On April 27, 2007, Kibris Telekom signed a license agreement for installation and operation of a digital, cellular and mobile telecommunication system with the Ministry of Communications and Works of the Turkish Republic of Northern Cyprus. The license agreement became effective on August 1, 2007 and replaced the previous GSM-Mobile Telephony System Agreement dated March 25, 1999, which was based on revenue- sharing terms. The new license agreement granted a GSM 900, GSM 1800 and IMT 2000/UMTS license, for GSM 900 and GSM 1800 frequencies, while the usage of IMT 2000/UMTS frequency bands is subject to the fulfillment of certain conditions. The license agreement is valid for 18 years from the date of signing.

The license fee was set at $30 million including VAT and Kibris Telekom paid $15 million upon the signing of the license agreement and the remainder was paid in 5 equal monthly installments starting from August 2007 until January 2008. The license fee was financed by Kibris Telekom through internal and external funds.

On March 14, 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10 million including VAT, which was paid at the end of March 2008.

Financell

Financell was incorporated under the laws of the Netherlands in February 2007 and has its registered address in the Netherlands. It is established as an intermediate financing company that is wholly owned by Turkcell. Financell will borrow funds from third party lenders with or without a Turkcell guarantee to fund other Turkcell’s subsidiaries.

Other Domestic Operations

We continuously monitor new business opportunities which we believe have positive return potential and/or are critical for sustaining our competitive advantage in our core business.

Global Bilgi

On October 1, 1999, we established Global Bilgi in order to provide telemarketing, telesales, directory assistance and call center services, particularly for us. In 2005, Global Bilgi completed its transition from call center to contact center as Global Bilgi started to manage customer contacts at every channel except face-to-face interaction. In November 2006, the face-to-face interaction channel was also transferred to Global Bilgi. As of December 31, 2009, Global Bilgi employed 4,863 employees as of December 31, 2009, of which approximately 73% provide us with customer care and retention services, around 17% serve customers of other clients while the remainder work as administrative personnel. We own 100% of Global Bilgi as of December 31, 2009.

Inteltek

Inteltek was established on April 6, 2001 to explore business opportunities in the gaming industry.

Currently, Turkcell holds 55% of Inteltek through its wholly owned subsidiary Turktell Bilisim Servisleri A.S. (“Turktell”), while Intralot, a Greek gaming company, holds 20% and Intralot Iberia Holding, a Spanish company, holds 25%.

Following a successful tender, Inteltek signed a contract on July 30, 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football betting games with a commission rate of 4.3%. The Central Betting System Contract was scheduled to expire on March 30, 2008. Following an additional successful tender, Inteltek signed a contract with the General Directorate of Youth and Sports on October 2, 2003, which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting with a commission rate of 12%. The company became fully operational during 2004. The Fixed Odds Betting contract was scheduled to expire in October 2011. Subsequently, there were three lawsuits filed, two of which requested the annulment of the Fixed Odds Betting tender and the other requested an annulment of the Fixed Odds Betting Tender contract. In January 2007, the Danistay, the highest administrative court, decided for a preliminary injunction of the tender and the tender transaction. As a result in March 2007, the General Directorate of Youth and Sports ceased the implementation of Fixed Odds Betting and terminated the Fixed Odds Betting contract dated October 2, 2003. Immediately after this occurred, a lawsuit was initiated by Inteltek against the said transaction. On February 28, 2007, the Turkish parliament passed a law (No. 5583) that allowed Spor Toto Teskilati A.S. (“Spor Toto”) to hold a new tender and sign a new contract that would be valid until March 1, 2008. Under the new conditions, the commission rate of Inteltek decreased from 12% to 7% while the commission rate for central betting system was maintained.

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

This new contract gives Inteltek rights to operate fixed odds betting and pool games on sports games, in accordance with conditions stated in the agreement. Under this contract, Inteltek guaranteed TRY 1,500 million (equivalent to $994 million as of April 6, 2010) turnover for the first year of the contract; at December 31, 2009, actual turnover for the first 10 months of the contract had already exceeded that amount. The guaranteed turnover for the following years will be computed using producer price indices. Inteltek shall pay the guaranteed turnover difference (after deducting commission income) to Spor Toto if actual turnover is below guaranteed turnover. Moreover, Inteltek as the contractor, has to purchase 6,000 terminals and 1,000 mobile terminals within 6 months of the commencement of operations under new contract and is responsible for the installation of the terminals upon Spor Toto’s demand. The contractual obligations regarding the purchase of terminals and mobile terminals have been fulfilled by Inteltek. Inteltek signed mobile betting dealer agreement with Spor Toto on January 12, 2010 which gives the Company the right to operate 1,000 mobile terminals. Reconciliation with Spor Toto for the payout will be realized at the end of the contract.

In the context of evaluating investment opportunities in neighboring countries, 55% owned subsidiary, Inteltek received authorisation from Azerbaycan Azeridmanservis Limited Company to organize, operate, manage, and develop the fixed and paramutual sports betting business in Azerbaijan. In this context, Azerinteltek

QSC has been incorporated on 19 January 2010 in Azerbaijan with 51% stake of Inteltek. Azerinteltek QSC signed license agreement for the authorization of organization and operation of betting games. Under the license agreement, Azerinteltek QSC will operate on an exclusive basis for a period of 10 years.

Superonline

On May 21, 2008, Turktell, our 100% owned subsidiary, signed an agreement with Cukurova Group to acquire a 100% stake in Superonline, which provides internet and telecommunications services, in exchange for our 55% share in Bilyoner Interaktif Hizmetler AS (“Bilyoner”). Consequently, our subsidiary, Tellcom, which was established in 2004 to provide non GSM telecommunications services, and Superonline merged on May 1, 2009. Operations have continued under Tellcom with the “Superonline” brand name. We own 100% of this company.

Superonline has a Long Distance Telephony Services (“LDTS”) right, which allows the company to provide long distance call origination and termination for consumers and corporations, as well as wholesale voice carrying services. It also has authorization to provide satellite communication services, infrastructure operating services, internet services and wired broadcasting services. Currently, the company carries some of Turkcell’s international traffic, previously carried by Turk Telekom.

Established as an alternate telecom service operator, Superonline offers its international and national clients wholesale voice carrying, international lease data lines (for corporate clients) and Internet access service with international connectivity. It is one of the main long distance service providers among alternative operators. Furthermore, Superonline is in the retail broadband market as it brings fiber optics to the homes of residential campuses and resells Turk Telekom’s ADSL services.

Superonline is an innovative telecommunications operator providing fast communication technology with its fiber optic infrastructure in Turkey as well as telecommunication solutions to individuals and corporations in the areas of voice, data and videos (triple play) and continues to invest quickly in its fiber optic infrastructure with a view to forming its dedicated IP backbone.

Superonline’s most distinctive feature, is its extensive product portfolio, from broadband connection to VoIP services to multimedia services, which allows it to reach a wider audience with different products. Among these are one-stop business solutions, such as IP telephony, hosted PBX, long distance telephony, corporate voice community, internet transport, hosting and co-location, security, net-sourcing areas on Wired &Wireless IP and TDM platforms. Additionally, Video-On-Demand, Remote Surveillance, Virtual Phone Number Allocation, Free-Phone Communities and Mobile VoIP access are among the value-added Broad-Band VoIP services provided by Superonline to the consumer market.

Superonline also provides corporate data solutions on its MPLS enabled network, including internet access services, point-to-point services based on MetroEthernet, Fiber and xDSL access technology. In addition to off-the-shelf products, tailor-made communication solutions for large corporations set Superonline apart from its competitors. Operating its own Next Generation Network, Superonline seamlessly combines technology, capacity and quality while offering premium services to its clients.

Another differentiating factor is Superonline’s steadfast commitment towards the quality of after-sale services utilized through a call center and an on-site support team. Superonline supplies corporations with industry-leading service level agreements utilizing its professional technical support personnel and highly qualified team of consultants.

Superonline has been awarded the ISO 9001:2000 Quality Management System Certificate. Superonline aims to become one of the “leading innovative TELECommunications Operators” in Turkey and it will continue to seize opportunities in the internet and telecommunications markets.

In 2009, Superonline continued to invest in its transmission network by expanding the intercity and in-city fiber-optic backbone along with establishing new fiber-based access points at selected residential and industrial areas for end users and commercial account holders. As of December 31, 2009, Superonline’s installed backbone was approximately 9,500 km and its services reached 35 cities in Turkey.

Furthermore, in December 2009, Superonline won a tender worth EUR 20.9 million to lease the fiber optic infrastructure network of BOTAS, Turkey’s State-owned pipeline company, for 15 years. According to this new contract, Superonline holds the right of way for a total of 11,280 kilometers from BOTAS, half of which has a pre-installed fiber readily available as well as the rights to invest in and renovate the remainder. Through this contract, it is expected that Superonline’s network quality and speed will improve while the size of its network will increase 2.5 times to 24,000 kilometers. Additionally, by integrating the BOTAS infrastructure network into its current network, it is expected that Superonline will establish alternative paths for its network and will be able to provide faster and higher quality service. Furthermore, it is expected that Superonline will expand to certain cities in the northern and eastern regions Turkey for the first time by providing fiber optic infrastructure in 38 new cities and will reach out to 74 cities in total, which adds up to 90% of the Turkish territory, while expanding its current international exit points by entering new markets in addition to Bulgaria and Greece.

Superonline aims to expand its own network and further utilize the group synergy created with Turkcell. The Company will continue to take advantage of business opportunities within the broadband industry in 2010.

A-Tel

On August 9, 2006, Turkcell acquired 50% of A-Tel’s shares. A-Tel is a joint venture and its remaining 50% shares are held by SDIF. A-Tel is involved in marketing, selling and distributing our prepaid systems. It acts as our only dealer for Muhabbet Kart (a prepaid card), and receives dealer activation fees and Simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of Simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, we have entered into several agreements with A-Tel for the sale of campaigns and for subscriber activations. Since 1999, the business cooperation between us and A-Tel has provided important support to our sales and marketing activities. With the brand name Muhabbet Kart, A-Tel’s success in such a competitive environment is partly due to its having well structured campaigns.

Global Tower

Global Tower is a wholly owned subsidiary founded in 2006. Global Tower commenced its operations in 2007 and became the first and only tower service provider to the wireless broadcast and communications industry in Turkey. Its scope of activities includes the construction and purchase of new towers, the maintenance and renewal of existing ones, security services and other related activities.

Turkcell Teknoloji

Turkcell Teknoloji commenced operations in the TUBITAK Marmara Research Center Technological Free Zone in Gebze in 2007. Turkcell Teknoloji offers a wide variety of products and services within the categories of network platform, service platform, SIM and terminal solutions, as well as next generation technologies. Turkcell Teknoloji looks forward to transforming new ideas into value added products with the cooperation of other entities in its ecosystem, such as R&D companies, universities and research centers.

Potential Investments

Our efforts to selectively seek and evaluate new investment opportunities continue. These opportunities may include the purchase of licenses and acquisitions of interests in other operators in markets outside Turkey in which we currently do not operate, focusing on communications, technology and adjacent and new business opportunities. In line with our international expansion strategy, we submitted, via one of our wholly owned subsidiaries, a bid for the Fixed and Mobile Convergent License Tender held by the Libyan General Telecommunications Authority on July 15, 2009. The result of the tender has not yet been announced.

We submitted a bid on April 15, 2009 for the first tender of the “games of chance business”, which was cancelled on May 7, 2009 due to the bidders not raising the bids for the amount set by the Privatization Administration Tender Commission. If the Turkish National Lottery General holds a tender for the privatization of the “games of chance business” in 2010, we will pursue it.

Regulation of the Turkish Telecommunications Industry

Overview

All telecommunications activity in Turkey is regulated by the ICTA. Electronic Communications Law no. 5809 (the “Electronic Communications Law”), which came into force on November 10, 2008 and replaced Law no. 406 and 2813, is the principal law governing telecommunications activity in Turkey. Since the electronic communications industry changes rapidly and the former telecommunications law had been amended several times, the Electronic Communications Law was published to correspond to the needs of the Turkish telecommunications industry.

ICTA

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

According to Article 8 of the Electronic Communications Law, electronic communications services is rendered and/or established (as in the case of an electronic communications network or infrastructure) and operated following the authorization made by the ICTA. Authorization is granted either through notification made in accordance with the principles and procedures determined by the ICTA, in cases where resource allocation is not necessary, or given of usage right, in cases where resource allocation is necessary (allocation of frequency, satellite position, etc.). Under the Electronic Communications Law, usage rights may be granted for up to 25 years; however, there is no clause relating to the term of notification. According to the Electronic Communications Law, principles and procedures relating to the notification and granting of usage rights shall be determined by the regulation issued by the ICTA.

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

According to the Electronic Communications Law, provisions of the regulation and communiqués, which are not conflict with the said Law, shall be valid and effective as of the publication date of the mentioned Law, which is November 10, 2008.

The Electronic Communications Law establishes legal principles and broad policy lines that the ICTA must follow. They include:

•	Creation and protection of a free and efficient competitive environment.

•	Protection of consumer rights and interests.

•	Protection of the objectives of development plans and Government programs as well as the strategies and policies set by the Ministry.

•	Promotion of implementations that ensure that everyone can benefit from electronic communications networks and services in return for a reasonable charge.

•

Ensuring non-discrimination among subscribers, users and operators under fair conditions and ensuring that services are accessed by users of similar status under fair conditions, unless based on objective grounds or for the aim of facilitating the access of services with definite cover and certain limits specific for dependents.

•

Unless to the contrary as specified by this Law or based on objective grounds, promotion of qualitative and quantitative sustainability, regularity, reliability, efficiency, clarity, transparency and the efficient use of resources.

•	Ensuring the conformity of electronic communications systems to international norms.

•	Promotion of research and development activities and investments by introducing technological improvements.

•	Promotion of improved service quality.

•	Giving priority to the requirements of national security, public order and emergency situations.

•

Except as clearly established in this Law, in relevant legislation and the authorizations, allowing operators to freely determine tariffs in return for providing electronic communications services access charges including interconnection line and circuit rental fees including interconnections.

•

Taking into consideration the international norms, with a view of at least protecting human health, life and property, environment and the consumer while constructing, using and operating electronic communications equipment and systems.

•	Ensuring impartiality in the provision of electronic communications services and arrangements thereof.

•	Taking into consideration the specific needs, including the use of technological developments of disabled, elderly and those who are in need of social protection.

•	Protection of information safety and communication confidentiality.

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

There is a regulation on Service Quality, issued in 2005, that sets out the procedures and principles to control the conformity of the services of operators. According to the regulation, mobile telephone operators are obligated to meet service quality requirements and submit a report based on these requirements every three months to the ICTA.

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

(3) Procedures and principles pertaining to the implementation of this article, submission of tariffs to the ICTA and publishing and announcing them to the public shall be determined by the ICTA.

The ICTA abolished the “Tariff Regulation” (published on August 28, 2001) and published a new “Tariff Regulation” on November 12, 2009, which sets out the principles and procedures to be applied to the tariffs of electronic communication services that are provided by operators to end users. In case it is determined that an operator has a significant market power in the related market, the ICTA requires operators to comply with its tariff regulations. In addition, the Tariff Regulation, in line with the Electronic Communications Law, states that lower and upper limits should be applied to the tariffs within the scope of the principles and procedures determined by the ICTA. However, according to the license agreement, Turkcell can determine its tariffs freely provided that they are under the maximum price limit. In determining which operators have significant market power, the ICTA shall take into consideration criteria such as: market share, vertical integrity, the power to influence market conditions, entrance to relevant market, difficulty to control and replace the network, technologic superiority, lack of competition in the relevant market, the quantity of unused capacity and the power to access financial resources. On June 9, 2004, the ICTA designated Turkcell an “operator holding dominant position” in the GSM Mobile Telecommunications Services Market. Pursuant to its decision dated December 8, 2009, the ICTA determined Turkcell individually as an operator holding a significant market power in the “Access to Mobile Networks and Call Originating Markets and as operator holding significant market power in the “Mobile Call Termination Market” with Avea and Vodafone.

The ICTA published the Regulation on Processing Personal Information and Protecting Confidentiality in the Telecommunications Industry on February 6, 2004. This Regulation establishes general principles to secure personal information and protect confidentiality. The Regulation established the following principles: an operator’s technical or administrative precautions to secure its services and its network must be approved by the ICTA; operators must warn their consumers about risks and give them information to prevent such risks; except pursuant to a legal obligation or court decision, an operator may not listen to, observe, record, preserve or disconnect voice telecommunications without the permission of those communicating; and operators may not observe, record or preserve data traffic concerning telecommunications except for their services.

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

On May 28, 2009, the ICTA published the “Regulation on Authorization regarding the Electronic Communication Sector”, which became effective May 10, 2009 and abolished the “Authorization Regarding Telecommunications Services and Infrastructures” (published on August 28, 2004). The new Regulation determines the principles and procedures for the authorization of the companies that seek to provide electronic communication services and/or to install or operate electronic communication network or infrastructure. The Regulation sets out the general principles in line with those of the Electronic Communications Law and, in this context, states that the authorization is granted either through notification, in cases where resource allocation is not necessary, or through right of use, in cases where resource allocation is necessary (allocation of frequency, satellite position, etc.). Moreover, according to the Regulation, the number of rights of use shall only be limited in cases where it is necessary to use sources by a limited number of operators and for the purpose of providing efficient use of sources.

In this respect, GSM Services, Broadband Wireless Access Services and IMT-2000/UMTS Services are the services provided under the scope of the limited number of rights of use. Also, according to the Regulation, authorization of certain electronic communication services, such as for Fixed Telecommunications Services, Infrastructure Operating Services, Internet Service Provision, Mobile Virtual Network Services and Directory Services, shall be granted either through notification if resource allocation is not necessary, or through right of use if resource allocation is necessary. With the entry into force of this Regulation, operators having licenses for Long Distance Telephony Service shall be counted as authorized by notification and if necessary by granting right of use of numbers from the ICTA for Fixed Telephony Service. Fixed Telecommunication Services provide fundamental and value added phone services to its users/subscribers over its phone network without any technological limitations.

As of January 5, 2010 there were 87 operators with authorization for Fixed Telecommunication Services: 49 for Infrastructure Operating Services; 104 for Internet Service Provision Authorization; 11 for Mobile Virtual Network Services Operators and 8 for Directory Service Operators.

On February 3, 2010, the ICTA published a new Regulation entitled “The Right of Way in Execution of the Electronic Communications Services” and abolished the Regulation entitled “The Right of Way in Execution of the Telecommunication Services”. This Regulation aims to determine the principles and procedures for the right of way for the establishment and usage of all kinds of electronic communications networks and/or infrastructure facilities; which is required for the execution of electronic communications services.

Regulation on Mobile Number Portability (“MNP”)

Pursuant to Article 32 of the Electronic Communications Law, operators are required to supply operator number portability.

MNP allows subscribers to keep their existing telephone number when changing telephone operator, their physical location or their current service plan. These regulations have become operational in the fourth quarter of 2008 based on a public statement of the ICTA. Since we believe the MNP regulations conflict with our rights under our license agreement, without due compensation, we initiated a lawsuit on March 29, 2007 for the annulment of the MNP regulations. While we do not object to the substance of mobile number portability, we do, however, believe that our rights under our license agreement should remain protected or, if they are violated, we should be justly compensated. This lawsuit is still pending as our request for a stay of the regulation was rejected, and we appealed that decision. See “Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings.” On July 2, 2009, the ICTA issued a new regulation on MNP and abolished the previous Regulation on MNP (published on February 1, 2007). For new subscriptions, subscribers cannot port out to another operator in the first three months.

Turkish Competition Law and the Competition Authority

In March 1997, the Competition Law (No. 4054) established a Competition Board. The Competition Board consists of 7 members who are appointed for a term of six years. It is an autonomous authority with administrative and financial independence established to ensure effective competition in markets for goods and services.

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

GSM Licensing in Turkey

We signed a renewed license agreement for our GSM license on February 13, 2002. The major provisions of the renewed agreement are identical to those in the license agreement we had signed with the Turkish Ministry in 1998. However, the renewed agreement provides that a monthly payment of 15% over our gross revenue paid to the Turkish Treasury shall be subject to the legal interest rate. Also, if such payments are not duly paid twice in any given year, a penalty in an amount equal to triple the last monthly payment shall be payable to the Turkish Treasury. We are also obliged to pay annual contributions to ICTA’s expenses in an amount equal to 0.35% of our gross revenue. Finally, an article concerning the protection of users’ (“subscribers”) rights and an article concerning arbitration for the settlement of disputes are included in the renewed license agreement.

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

The terms of license agreements are governed by the Authorization Regulation, and it provides that the ICTA approve the transfer of licenses to third parties, ensure continuation of services in the event of cancellation of a license and approve the investment plans submitted by licensees.

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

The License Agreement

General

From 1993 through April 27, 1998, we were subject to a revenue-sharing agreement with Turk Telekom. Under our revenue sharing agreement with Turk Telekom (successor of PTT), Turk Telekom allocated frequency bands necessary for the operation of a GSM network, executed subscriber contracts, performed subscriber billing and fee collection and allowed us access to Turk Telekom’s existing communications networks. In addition, Turk Telekom allowed us to construct base station control stations at Turk Telekom’s facilities and leased transmission connections between base stations, mobile telephone exchanges and control stations to us.

In exchange, we provided mobile telephone services within Turkey through a multi-phase build-out of a GSM system. The first phase of the build-out covered Istanbul, Ankara and other large population centers along with airports and airport roads. The second and third phases provided for the build-out of the GSM network to less densely populated areas. In addition, through our contractual relationships with service providers, we provided the necessary equipment and expertise for the operation of the GSM network. We received 100% of the fees generated by Simcard sales, 32.9% of the fees billed for connection, monthly fixed fees and outgoing calls and 10% of the fees billed for incoming calls, an arrangement that resulted in payment to us of approximately 25% to 30% of the net system revenue generated by subscribers of our GSM network. We currently operate under a 25-year GSM license which we were granted in April 1998 upon payment of an upfront license fee of $500 million. Initially, we signed the license agreement with the Turkish Ministry and as per the requirements under the Amending Law, we have renewed the agreement to which the ICTA is party. The new agreement has introduced two extra articles. The first one involves an administrative fee, amounting to 0.35% of the previous year’s gross revenue less tax, treasury share, and VAT, payable to the ICTA until the last working day of April in the following year. The other article underlines consumer rights of subscribers during their subscription to the network.

The Law, No. 5398 and dated July 3, 2005, changed the definition of the calculation basis of the ongoing license fee and Contribution to the Expenses of the ICTA to “gross revenue”. Article 16 of Law No. 5398 provides that the license agreements shall be adapted to this change upon the request of the operators. Accordingly, Turkcell applied to the ICTA on June 25, 2005. On March 10, 2006, the adapted license agreement was signed between Turkcell and the ICTA. After the tender, which relates to the allocation of GSM 900 additional frequency band, made by the ICTA on June 20, 2008, the license agreement was amended to include the additional frequency band and was signed by Turkcell and the ICTA on February 25, 2009, which made small additional changes in the articles of the license agreement entitled performance bond and allocated frequency bands.

Terms

Under the license agreement, we hold a licensed concession to provide telecommunications services in accordance with GSM-PAN European Mobile Telephone System standards in the 900 MHz frequency band. Our license covers 55 channels and allocates telephone numbers between the 530 and 539 area codes in the national numbering plan. Our license also permits us to establish customer service centers, sign contracts with subscribers and market our services to subscribers. Our license was issued with an effective date of April 27, 1998, for an initial term of 25 years. At the end of the initial term, we can renew our license, subject to the approval of ICTA, provided that we apply between 24 months and 6 months before the end of our license. Our license is not exclusive and is not transferable without the approval of the ICTA.

We paid a license fee of $500 million to the Turkish Treasury upon effectiveness of our license. As security for the performance of our obligations, we were required to deliver cash or a bank guarantee equal to 1% of our license fee as a performance bond. In addition to this performance bond, upon the execution of the license agreement dated February 25, 2009, we were also required to deliver cash or a bank guarantee in the amount of TRY 1,264,500 (approximately $838,361 as of April 6, 2010) which corresponds to 6% of the tender (relating to the allocation of GSM 900 additional frequency band) price, as a performance bond. On an ongoing basis, we must pay 15% of our gross revenue, defined as of March 2006 to exclude interest charges for late collections from subscribers and indirect taxes such as 18% VAT as well as other expenses and the accrued amounts that are recorded for reporting purposes to the Turkish Treasury.

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

Furthermore, under the Regulation on Authorization regarding the Electronic Communication Sector, all kinds of share transfers, acquisitions and actions of the operators which are authorized by a Concession Agreement must be communicated to the ICTA, and share transfer, acquisition and actions shall be made with the written approval of the ICTA if they result in a change of control component of such operators. The “control component” is defined as “the rights that allow for applying a decisive effect on an enterprise, either separately or jointly, de facto or legally”.

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

Service Quality

Generally, we must meet all the technical standards of the GSM Association as determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM Association. Service quality requirements require that call blockage not exceed 5% and call drops not exceed 2% of the total calls. The ICTA has the right to monitor our service standards, compile information, and take action to guarantee customer rights. Additionally, as a guarantee of our service and coverage commitments, we must obtain all-risk insurance coverage at an adequate amount to provide for uninterrupted operation.

Tariffs

The license agreement regulates our ability to determine our tariff for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the ICTA sets the initial maximum tariffs in Turkish Lira and U.S. Dollars. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs. For the maximum tariffs established in Turkish Lira, the formula is: the Turkish Consumer Price Index announced by the Ministry of Industry and Trade for Turkey minus 3% of the Turkish Consumer Price Index announced by the Ministry of Industry and Trade. For the maximum tariffs established in US Dollars, the same method is applied to the USA Consumer Price All Item Index Numbers.

Although the Concession Agreement includes a provision regarding the increase of the maximum tariffs, the ICTA has decreased the maximum tariff since 2007, which has negatively affected our tariff structure (the last decision being on April 1, 2010). The Company initiated lawsuits for the annulment of such decisions.

The maximum tariffs set by the ICTA constitute the highest rates we may charge for the services included in these customized service packages. Generally, the maximum tariffs set by the ICTA for particular services are set higher than the standard tariffs determined by the ICTA for those services. Therefore, in customizing our service packages to meet the needs of different customer segments, we may combine higher activation or monthly charges (or both) with lower airtime rates.

Under the standard tariff, we may from time to time notify the ICTA of a per-minute airtime fee, which is treated as its Basic Unit Rate.

The standard tariffs and the maximum tariffs set by the ICTA have been established in Turkish Lira and ICTA’s schedule of standard tariffs and maximum rates are premised on the TRY/$ Exchange Rate in effect on the date they were approved by ICTA. Although we believe the tariff structure in our license will, in most instances, permit adjustments designed to offset devaluations of the Turkish Lira against the U.S. Dollar, any such devaluation that we are unable to offset will require us to use a larger portion of our revenue to service our non-Turkish Lira foreign currency obligations. Additionally, in the event that the ICTA were to establish maximum tariffs at levels below those that would enable us to adjust our rates to offset devaluations, this could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

As a result of certain applications made to it, on September 25, 2007 the ICTA decided to implement a new requirement that our on-net tariffs be no less than the lowest interconnection rate applicable to other GSM operators. However, in the relevant legislation, which was applicable at that time, no authority was given to the ICTA to set minimum barriers for the tariffs granted. For this reason, we believed that such intervention was contrary to the applicable legislation. The ICTA also decided to set a maximum price of TRY 0.66 (including VAT) (equivalent to $0.44 as of April 6, 2010) for GSM to GSM calls under general subscription packages. However, we believed that this intervention by the ICTA, which decreased the previous maximum tariffs, conflicted with the relevant provisions of the license agreement. The ICTA was only empowered to apply the formula set forth in the license agreement, as explained above. By setting minimum tariffs for our Company only, we believed that the Authority created unfair competition and violated provisions of the Law, which stipulated that prices for telecommunications services be cost-based. On the grounds explained above, we filed a lawsuit before the 13th Chamber of Counsel of State in relation to the annulment and suspension of the execution of the aforementioned decision. On May 26, 2008, the 13th Chamber of Counsel of State suspended the ICTA’s decision regarding the interconnection rate applicable for setting our minimum on-net tariffs. The ICTA objected to the decision but, the request was rejected. The ICTA requested the cancellation of the aforementioned suspension decision (with its petition submitted to the file); however, its request was rejected. The lawsuit is still pending. For more information, see “Item 8.A.—Consolidated Statements and Other Financial Information—Legal Proceedings”).

The ICTA, with its board resolution dated September 25, 2008, set the maximum price of TRY 0.66 (including VAT and SCT) (equivalent to $0.44 as of April 6, 2010) for off-net calls under general subscription packages. Thereafter, with the ICTA board resolution dated March 25, 2009, ICTA has set a lower limit to on-net retail tariffs of Turkcell only, and decreases the level of price cap for all GSM operators.

The lower limit applies to each retail tariff package of Turkcell by mandating the weighted average on-net price of each and every subscription tariff package shall not be less than Turkcell’s weighted average call termination rate. This resolution has required Turkcell to report weighted average on-net price of each and every subscription package in three month periods. To comply with the board resolution, Turkcell has adjusted the on-net prices of various tariff packages as necessary.

The board resolution also reduces the current price cap from 0.80 TRY/min (equivalent to $0.53 as of April 6, 2010) (including VAT and SCT), which pertains to general subscription packages (GSM-GSM), to 0.64 TRY/min (equivalent to $0.42 as of April 6, 2010). The Resolution has also set such price as an upper limit for special subscription packages. To comply with the board resolution, Turkcell adjusted on-net and off-net prices of some tariff packages.

Our Company filed a lawsuit before the Council of State in relation to the annulment and suspension of the execution of this decision of ICTA. The Council of State rejected our request of suspension of execution and our Company objected to this decision of the Council of State.

The ICTA, with its board resolution dated September 16, 2009, set the maximum price of TRY 0.65 (equivalent to $0.43 as of April 6, 2010) (including VAT and SCT) for GSM to GSM calls under general subscription packages.

The ICTA with its board resolution dated February 10, 2010 further reduced down the current price cap to TRY 0.40 (equivalent to $0.27 as of April 6, 2010) (including VAT, SCT) for GSM to PSTN as well as GSM to GSM. The same resolution has set the current price cap of Turk Telekom to TRY 0.37 (equivalent to $0.25 as of April 6, 2010) (including VAT, SCT) for PSTN to GSM.

However, as per Article 13 of the Electronic Communications Law, in the event of determination of the significant market power of the operator, the ICTA may determine the lower and upper limit of the tariffs and principles and procedures of the application of the same. Based on such Article, the ICTA may take a similar decision which will have an effect on our future tariffs.

Furthermore, the ICTA decided that as of April 1, 2010 the “unit based tariff system” should be turned into “TRY based tariff system” for pre-paid subscriptions.

The ICTA, with its board resolution dated July 25, set an upper limit of 20 seconds to the charging periods for tariffs that are submitted/to be submitted by operators and Turk Telekom. For the implementation of this decision the ICTA gave a one year period to the operators, beginning from the notification of the said Resolution.

Moreover, the ICTA intervened to create a standard definition of active and passive subscription periods used by operators and announced a new definition of active subscription with a board resolution. According to this resolution, if prepaid subscribers load 20 units/TRY 5, the subscription should be renewed at least 3 months prior to the end of the contract; and if they load 40 units/TRY 10, the subscription should be renewed at least 6 months beforehand. In addition, the ICTA, in the aforementioned resolution, decided that the passive subscription period, in which it is only possible to send SMS and receive calls, should be determined at least 3 months prior to the end of the contract. The effective date of this resolution has been postponed to October 1, 2010 to avoid confusion with the conversion from “unit based tariff system” to “TRY based tariff system” and to prevent the potential dissatisfaction of consumers.

The ICTA Board issued a decision on June 30, 2009, revised on August 20, 2009, to implement new rules on “melody & games services”. With this new ruling subscribers shall clearly be informed on the conditions and charges of particular services via a free SMS before actual use occurs. Subscribers shall acquire these services or subscribe by sending an SMS to a number defined only by the network operator. After the service is used, information on charges due or debited units shall also be sent to the subscriber by SMS. Pre-paid subscribers shall be informed by SMS whether they have sufficient units in their accounts before they use the particular service and, upon the approval of the subscriber, before the units can be used. The same ruling will also apply if a particular service is to be acquired via WAP or WEB facilities, with minor exceptions.

The ICTA Board issued a decision on November 24, 2009 concerning Value Added Services with “Live Chat” content. With this decision, these services will no longer be given over the numbers assigned from our allocated numbers by the Concession Agreement but from a new area code of 900. The new number group will be in the following format: 900 2XX XXXX. These numbers are to be applied by the operator and allocated by the ICTA. The ICTA will reserve 10,000 for each operator upon application. Current services have to switch to these numbers within two months. By default, all subscribers will be barred from using this service unless they have provided written consent.

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

The ICTA conducted a tender process for the granting of 3G licenses on September 7, 2007. Based on the tender process conducted on September 7, 2007, Turkcell was awarded a 3G license. However, on September 19, 2007, the ICTA canceled the 3G license tender due to the fact that Turkcell’s competitors did not participate in the 3G tender process. On November 28, 2008, the ICTA conducted a new tender process to grant four separate licenses to provide IMT 2000/UMTS services and infrastructure. We were granted the A type license, which provides the widest frequency band, at a consideration of EUR 358 million (excluding VAT). We signed the license agreement relating to 3G authorization on April 30, 2009. The license agreement has a term of 20 years.

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

With the 3G License Agreement, as opposed to the 2G License Agreement, the Company assumed an obligation related to its electronic communications network investments, such as the obligation to provide at least 40% of its electronic communications investments from suppliers that have a Research and Development Center and the obligation to provide at least 10% of its electronic communications investments from suppliers that are Small and Medium Size Enterprises (“SME”).

According to the Authorization Regulation, breaches by operators resulting in the termination of the GSM concession agreement for any reason shall also result in the termination of the operator’s concession agreement signed for IMT-2000/UMTS service. Also, if the GSM concession agreement is not renewed at the end of its natural expiration, the ICTA may continue to allow the utilization of the needed infrastructure by IMT-2000/UMTS services on terms and conditions to be set by the ICTA itself.

Access and Interconnection Regulation

The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the ICTA on September 8, 2009 and abolished the Access and Interconnection Regulation which was published on May 23, 2003. The Regulation sets forth the rights and obligations of the operators relating to access and interconnection and establishes rules and procedures pertaining to their performance of such obligations. The Regulation primarily sets forth applicable principles, details of access and interconnection obligations, financial provisions, and policies and procedures regarding negotiations and contracts for access and interconnection.

The Regulation is driven largely by a goal to improve the competitive environment and ensure that users benefit from electronic communications services and infrastructure at a reasonable cost. Under the Electronic Communications Law, the ICTA may compel a telecommunications operator to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators. The operators who are compelled to provide access to other operators may be obliged to provide service and information on the same terms and qualifications provided to their shareholders, subsidiaries, and affiliates by ICTA.

According to the Electronic Communications Law, access agreements and interconnection agreements can be executed with the mutual understanding of the parties. If the parties do not execute the access agreements within two months of the access request or the existence of any disagreement in the access contract, the Authority may intervene in the negotiations of the access contract, upon request of one of the parties.

In accordance with Article 7 of the aforementioned Electronic Communications Law, the ICTA may determine the operators that have significant market powers in the relevant market as a result of market analyses. After determination of the operators who have significant market power, the ICTA may impose additional liabilities for such operators in order to protect the competitive environment. Based on the regulations under the previous law, ICTA, on August 21, 2003, designated us as an “operator holding significant market power” in the “GSM Mobile Telecommunication Services Market” and “GSM Mobile Call Termination Services Market” and Vodafone an “operator holding significant market power” in “the GSM Mobile Call Termination Services Market.” On January 4, 2005, the ICTA designated Turkcell individually as an “operator holding significant market power” in the “GSM Mobile Call Termination Services Market”. On December 15, 2005, the ICTA designated Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell individually as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets”. According to the new regulation published in the Official Gazette dated September 1, 2009 and numbered 27336, unless otherwise agreed, any decision taken by the ICTA in the years 2005 and 2006 relating to market analysis were valid and effective until the end of calendar year 2009. Pursuant to its decision dated December 8, 2009, the ICTA determined Turkcell individually as an operator holding a significant market power in the “Access to Mobile Networks and Call Originating Markets.” Finally, on December 8, 2009, the ICTA designated Turkcell, Vodafone and Avea as operators holding significant market power in the “Mobile Call Termination Market”.

The ICTA published a Communiqué concerning “Co-Location and Facility Sharing” on December 31, 2003. According to the Communiqué, operators holding significant market power in the relevant markets will be Co-Location incumbents within their own facilities and the ICTA may determine the other operators as Co-Location incumbents considering the facts stated in the same Communiqué.

General Principles of Application of the Communiqué concerning “Co-Location and Facility Sharing”: Co-Layout and Facility Sharing prices will be determined on cost basis. Any land, facility and the facilities under the usage of Co-Location responsible is in the scope of Co-Location and Facility Sharing to increase competition, to use restricted sources efficiently and to support public good. The costs should be certificated by the Co-Location responsible. Efficient competition should be incited between the operators. To not corrupt parties operational and investment plans, an efficient communication between parties shall be provided.

The ICTA published a “Regulation on the Determination of the Operators with Significant Market Power and the Obligations to be Applied to those Operators” on September 1, 2009 (which abolished the regulation published on January 1, 2007). The aim of the Regulation is to set out the principles and procedures to designate the operators with significant market power and their obligations. While all operators will be obliged to enter into negotiations for interconnection agreements with any requesting operator, Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market”, as well as Turk Telekom, are obliged to provide interconnection. These operators may limit access or interconnection to other operators only if it is objectively proven that network operation security or network integrity or data protection cannot be maintained or that interconnection or access is technologically unfeasible; in any case, the approval of the ICTA is also required. The ICTA may also limit the interconnection obligation of an operator upon the operator’s request, provided that there are technical and commercial alternatives to the interconnection or that required resources for such interconnection are unavailable. While operators not deemed to hold significant market power are free to set their access and interconnection tariffs, operators holding significant market power are required to determine their access and interconnection tariffs on a cost basis. Specifically, the Regulation provides that the tariffs will be the marginal cost of procuring efficient services, including an “appropriate return” on capital employed for procurement of services, plus a portion of overall costs attributable to such service.

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

All access and interconnection contracts must be submitted to the ICTA within fifteen days of execution. The ICTA may request modifications to the contracts should they contain any provisions contrary to the legislation. The access and interconnection contracts will be publicly available, excluding trade secrets. All operators holding significant market power will also be required to prepare reference interconnection proposals and submit them to ICTA. Except where otherwise specified by ICTA, reference interconnection proposals will be renewed every year. We have submitted our reference interconnection proposal regarding 2009 to the ICTA and the reference interconnection proposal regarding 2010 was sent in February 2010.

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

According to the provision of the Electronic Telecommunications Law, the ICTA may impose obligation on operators, who are obliged to provide access by the ICTA, to submit their reference offers for access, and may request to make necessary amendments in their reference access offers. Operators shall be obliged to make the amendments requested by the ICTA in prescribed manner and period. On the other hand, the operators shall be obliged to publish their reference offers for access, which have been approved by the ICTA, and to provide access under conditions specified in their reference offers, which have been approved by the ICTA. On February 10, 2010 the ICTA published “Interconnection Tariffs” for Turk Telekom and GSM operators, which became effective on April 1, 2010. The Interconnection Tariffs have been approved as the tariffs to be determined in the reference access offers. According to the Interconnection Tariffs the revised rate for Turkcell will be TRY 0.0313 (approximately $0.021 as of April 6, 2010).

Ukraine License Agreement

Astelit owns GSM activity licenses, one for GSM—900 and one for DCS—1800. In addition to the GSM licenses, Astelit owns licenses for fixed local phone connections and wireless access using the D-AMPS standard. According to the licenses, Astelit should adhere to state sanitary regulations to ensure that the equipment used is not hazardous to the population and does not emit harmful electro-magnetic emissions. Licenses require Astelit to inform authorities of the start/end of operations within three months and changes in the incorporation address within 10 days. Also, Astelit must present all the required documents for inspection by the Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary due to the expiration of the licenses, upon mutual consent, or in the case of a violation of the terms regarding the use of radio frequencies. If such a violation is determined, the Ukrainian Telecommunications Authority will notify Astelit of the violations and will set the deadline for recovery. If the deadline is not met, the licenses may be terminated.

Belarus License Agreement

Belarusian Telecom owns a license, issued on August 28, 2008, that is valid for 10 years. In addition, the license shall be extended for an additional ten years. State Property Committee of the Republic of Belarus, as the Seller, has fulfilled its obligations stated in Sale and Purchase Agreement and submitted the related official documents on December 18, 2009. According to the current legislation of the Republic of Belarus, license extension is made upon the expiration of its validity period. Consequently, Belarusian Telecom shall apply for such extension to the Ministry of Communications and Informatization in August 2018. Under the terms of its license, Belarusian Telecom is required to gradually increase its geographical coverage through 2018. However, Belarusian Telecom’s period of execution with regards to coverage requirements has been extended for three years starting from the acquisition date.

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

Negotiations were held with Vodafone and Avea to provide electronic communication services within the scope of the IMT-2000/UMTS authorization; however, parties could not agree on the terms. The ICTA decision n°371 dated July 15, 2009 determined the fees to be applied for voice (as TRY 0.0655 (equivalent to $0.043 as of April 6, 2010)) and video call (as TRY 0.0775 (equivalent to $0.0514 as of April 6, 2010)) termination within the scope of IMT-2000/UMTS services. Our company initiated a lawsuit before the Council of State to annul and suspend the entry into force of the said decision of ICTA. The lawsuit is still pending.

Turk Telekom

Pursuant to the interconnection agreement, Turk Telekom agrees to permit us to use its buildings, premises, and other infrastructure and to lease the means of communications transmission between our GSM exchanges, base stations, and base station control stations. We retain the right, however, to establish our own transmission network at our own expense in the event that such transmission network is not made available to us by Turk Telekom, subject to the consent of ICTA.

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

The Turk Telekom interconnection agreement provides that Turk Telekom will pay the 1% Turkish communications tax, which is payable on the basis of communications fees collected by Turk Telekom from customers in connection with telephone, facsimile, telex and data excluding subscription fees. Turk Telekom is required to pay this tax to the relevant municipality pursuant to the Municipality Revenues Act. We would be liable in respect of any increase in the applicable rate of the communication tax. If a party fails to make payment when due, it shall pay default interest, to be calculated based on the commercial advance interest rate of the Central Bank of Republic of Turkey for the period between when the payment is due and when the payment shall be made, and it shall also pay a penalty for such delay at a rate of 10%.

A number of the provisions of the Turk Telekom interconnection agreement address matters concerning billing and payment of bills for services rendered under the Turk Telekom interconnection agreement. Each party is required to record call information and to provide that information to the other party. Each party is responsible for invoicing the other party on a monthly basis.

Call Tariffs

In accordance with the September 26, 2008 decision of the ICTA, effective from April 1, 2008, Turk Telekom paid Turkcell TRY 0.091 (approximately $0.603 as of April 6, 2010) per minute and Turkcell paid to Turk Telekom a net amount of TRY 0.0171 (approximately equivalent to $0.011 as of April 6, 2010) per minute for local traffic and a net amount of TRY 0.027 (approximately equivalent to $0.018 as of April 6, 2010) per minute for metropolitan and long-distance traffic routed from Turkcell to Turk Telekom, retroactively.

In 2009, the ICTA issued revised Interconnection Tariffs, after which Turk Telekom paid Turkcell TRY 0.0655 (approximately $0.043 as of April 6, 2010) per minute and Turkcell paid Turk Telekom a net amount of

TRY 0.0171 (approximately $0.011 as of April 6, 2010) per minute for local traffic and a net amount of TRY 0.027 (approximately $0.018 as of April 6, 2010) per minute for metropolitan and long-distance traffic routed from Turkcell to Turk Telekom. Pursuant to this decision, the ICTA announced local interconnection rates for Turk Telekom for the first time. Accordingly, Turkcell paid Turk Telekom TRY 0.0139 (approximately $0.009 as of April 6, 2010) for local interconnection per minute.

On February 10, 2010, the ICTA issued new Interconnection Tariffs. According to this decision, as of April 1, 2010, Turk Telekom pays Turkcell TRY 0.0313 (approximately $0.021 as of April 6, 2010) per minute and Turkcell pays Turk Telekom a net amount of TRY 0.0139 (approximately $0.009 as of April 6, 2010) per minute for local traffic and a net amount of TRY 0.0171 (approximately $0.011 as of April 6, 2010) per minute for metropolitan and a net amount of TRY 0.0224 (approximately $0.015 as of April 6, 2010) for long-distance traffic routed from Turkcell to Turk Telekom.

On April 10, 2009, Turk Telekom consulted the ICTA in determining the SMS termination fee and the ICTA with its decision dated September 9, 2009 set the SMS termination fee at TRY 0.017 (approximately $0.011 as of April 6, 2010) for SMS Services from Turk Telekom’s network per SMS, and TRY 0.017 (approximately $0.011 as of April 6, 2010) for SMS services from our net network to Turk Telekom’s network. Currently, for the SMS Services between Turk Telekom and Turkcell, the SMS termination fees that are set by the ICTA with its decision dated September 9, 2009 are being applied.

In accordance with the interconnection agreement between Turkcell and Turk Telekom, for international calls originating from Turkcell network and carried by Turk Telekom, Turkcell pays Turk Telekom 70% of the net amount of Turk Telekom’s retail international call charges. Pursuant to this agreement, Turk Telekom was obliged to pay us 45% of the international settlement charge (terminal rate) that is transferred by the international carrier operator to Turk Telekom for incoming international calls that are terminated on our network. For the termination service price of calls from international destinations to Turkcell network carried by Turk Telekom, Turkcell applied to the ICTA for reconciliation. As a result of that process, the ICTA decided Turk Telekom to pay Turkcell TRY 0.136 (approximately equivalent to $0.90 as of April 6, 2010) for termination of international calls. We and Turk Telekom have an ongoing dispute over this agreement. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

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

Call Tariffs

With respect to call tariffs in 2008, the parties applied to ICTA. On August 26, 2008, the ICTA concluded the reconciliation process and determined that the termination rates between Turkcell and Vodafone were valid and binding as from April 1, 2008, by applying its provisional termination tariffs. In accordance with this decision, Turkcell paid Vodafone TRY 0.095 per minute (approximately $0.063 as of April 6, 2010) and Vodafone paid Turkcell TRY 0.091 per minute (approximately $0.060 as of April 6, 2010) for call traffic.

On March 25, 2009, the ICTA issued “Interconnection Tariffs” for Turk Telekom and GSM operators”. From May 1, 2009 through April 1, 2010, Turkcell paid Vodafone 0.0675 TRY per minute (approximately $0.045 as of April 6, 2010) and Vodafone paid Turkcell 0.0655 TRY per minute (approximately $0.043 as of April 6, 2010) for call traffic.

On February 10, 2010, the ICTA issued “Interconnection Tariffs” for Turk Telekom and GSM operators”. Beginning April 1, 2010, Turkcell pays Vodafone TRY 0.0323 per minute (approximately $0.21 as of April 6, 2010) and Vodafone pays Turkcell TRY 0.0313 per minute (approximately $0.021 as of April 6, 2010) for call traffic. And, Turkcell shall pay Vodafone TRY 0.0775 (approximately $0.051 as of April 6, 2010) per minute for video calls and vice versa. The fees for SMS services were determined by the ICTA on October 27, 2009, upon Vodafone’s request. For the SMS services the ICTA determined that as of July 1, 2009. Vodafone is to pay Turkcell TRY 0.017 (approximately $0.011 as of April 6, 2010) per SMS and Turkcell pays Vodafone the same amount per SMS.

Moreover, with respect to MMS Services, as of March 31, 2010, Vodafone and Turkcell each pay the other a net amount of TRY 0.094 per MMS (approximately $0.062 as of April 6, 2010), in accordance with the MMS Termination Protocol signed by both parties in 2008. These fees will be updated in the future based on the Consumer Price Index (“CPI”).

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

Call Tariffs

On August 26, 2008, the ICTA concluded the reconciliation process to be applied between Turkcell and Avea to be valid and binding as from April 1, 2008, by applying its provisional termination tariffs. In accordance with this decision, Turkcell pays Avea TRY 0.112 per minute (approximately $0.074 as of April 6, 2010) and Avea pays Turkcell TRY 0.091 per minute (approximately $0.060 as of April 6, 2010). On March 25, 2009, the ICTA issued “Interconnection Tariffs” for Turk Telekom and GSM operators. As of May 1, 2009, Turkcell pays Avea 0.0775 TRY per minute (approximately $0.051 as of April 6, 2010) and Avea pays Turkcell 0.0655 TRY per minute (approximately $0.043 as of April 6, 2010) for call traffic.

On February 10, 2010, the ICTA issued “Interconnection Tariffs” for Turk Telekom and GSM Operators”. As of April 1, 2010, Turkcell pays Avea TRY 0.0370 per minute (approximately $0.025 as of April 6, 2010) and Avea pays Turkcell TRY 0.0313 per minute (approximately $0.021 as of April 6, 2010) for call traffic. In addition, Turkcell and Avea each pay the other TRY 0.0775 ($0.051 as of April 6, 2010) per minute for video calls.

On January 16, 2009, the ICTA concluded the reconciliation process to be applied between Turkcell and Avea with regards to SMS termination fees. In accordance with this decision, Turkcell pays Avea TRY 0.0187 per SMS (approximately $0.012 as of April 6, 2010) and Avea pays Turkcell TRY 0.0170 per SMS (approximately $0.011 as of April 6, 2010).

Avea applied to the ICTA for MMS Services and the ICTA decided to enter into a MMS Termination Protocol that was signed with Avea on June 22, 2009. ICTA also determined the fees for MMS Services. Pursuant to the ICTA’s decision, Avea currently pays TRY 0.0340 (approximately $0.023 as of April 6, 2010) to Turkcell and Turkcell pays TRY 0.0374 (approximately $0.025 as of April 6, 2010) per MMS.

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

Agreements Concluded with the Operators (formerly) authorized as Fixed Telecommunication Services Operator

Call Termination Agreements

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

These agreements are currently in effect, but as stated above with respect to the execution of the aforementioned regulation, operators having a license for Long Distance Telephony Service shall be counted as authorized by notification and, if necessary, by granting right of use of numbers from the Authority for Fixed Telephony Service.

International Transit Traffic Services Agreements

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

Interconnection Agreements

Negotiations to enter into Interconnection Agreements with fixed telecommunication services operators are pending. However, it should be noted that the ICTA with its decision, which was taken upon application of two fixed telecommunication services operators, determined the fees to be applied for voice as TRY 0.0655 (approximately $0.043 as of April 6, 2010) and video call as TRY 0.0775 (approximately $0.051 as of April 6, 2010) termination, to those fixed telecommunication services operators who raised an application to the ICTA.

Directory Services

Turkcell entered into agreements relating to the provision of directory services with Rehberlik Hizmeti Servisi A.S. on June 30, 2008, Infoline Rehberlik ve Cagri Merkezi Hizmetleri A.S. dated February 24, 2009, BN Elektronik Haberlesme ve Telekomunikasyon Hizmetleri A.S. dated March 31, 2009 (which was renewed on June 15, 2009) and MEGA Uluslararasi Telekomunikasyon Hizmetleri A.S. on June 8, 2009 and with Assist Rehberlik ve Musteri Hizmetleri A.S. on January 29, 2010. The aforementioned agreements determine the principles and procedures related to the access of the companies to Turkcell data base, the provision of guidance services to the subscribers and clearing procedure of the parties. Such agreements are valid and binding for a term of one year. However, if neither party notifies the other party one month before the expiration of the agreement of its request to terminate, the agreement will automatically be renewed for another one year term.

Prospective Legislation and Regulations

Within the scope of the provisions of the Electronic Communications Law, current telecommunications legislation shall be revised and amended. The revision and amending processes are still ongoing. However, during this period, all regulations and communiqués that were effective prior to the publication of the Electronic

Communications Law will still be valid and binding with the condition not being contrary to the provisions of the Electronic Communications Law. Therefore, subjects, which are explained below, have not yet been regulated by the ICTA.

Regulations

The ICTA is preparing to publish a new Regulation on Personal Information Processing and Protection of Privacy in the Telecommunications Sector, and requested our Company’s opinions on the draft Regulation. The purpose of this regulation is to define the procedures and principles that the operators and legal entities/ individuals which provide/receive services in the electronic communication sector in an effort to process, store and protect personal information in the electronic communications sector. In contrast to the current regulation, the draft regulation would require the consumer’s approval prior to a direct marketing SMS being sent.

The ICTA is preparing to publish a new regulation on Quality Of Service in The Electronic Communications Sector, and requested our Company’s opinions on the draft issue. The purpose of this regulation is to update the existing regulation to bring it in line with the new law. Certain strict target requirements for the metrics without consent of the sector need to be resolved with the ICTA.

The ICTA is preparing to publish a regulation on Consumer and End User Rights in The Electronic Communications Sector and requested our Company’s opinions on the draft issue. Although the apparent purpose of this regulation is to introduce the requirements of the new law, the draft introduces some radical changes to the operations of Mobile Data and Services, service tariffs, promotions, subscriptions, churn and billing.

New Environment Tax

The Law No: 5491, the “Law Amending the Environmental Law”, was published on May 13, 2006. This law includes a draft system to levy a tax on subscribers of mobile operators. The law that is currently in effect does not determine a system for this proposed tax.

4.C Organizational Structure

The following chart lists each of our key subsidiaries (including our ownership interest in Fintur) and our proportionate direct and indirect ownership interest as of April 6, 2010:

Notes:

(1)	KCell is 51% owned by Fintur and the remaining 49% is owned by Kazakhtelecom JSC, the Kazakh incumbent fixed-line telecom provider.
(2)	Azertel is 51.3% owned by Fintur and the remaining 48.7% of the shares are owned by Cenay Group, a privately held Turkish group of companies. Azercell is 100% owned by Azertel. Fintur’s effective ownership in Azercell is 51.3%.
(3)	Gurtel is 99.99% owned by Fintur and Geocell is 100% owned by Gurtel.
(4)	Moldcell is 99% owned by Fintur and 1% owned by Molfintur SRL, a wholly-owned subsidiary of Fintur.
(5)	Merger of Tellcom and Superonline was completed on May 1, 2009. Operations continue under Tellcom with the “Superonline” brand name.
(6)	On July 29, 2008, Beltel signed a share purchase agreement to acquire an 80% stake in Belarusian Telecom.

For information on the country of incorporation of our key subsidiaries, see “Item 4.B. Business Overview”.

4.D Property, Plant and Equipment

Our principal property, plant and equipment consists of management offices, switching sites, network infrastructure sites, and network and office equipment.

Property

We own buildings in Istanbul Beyoglu (headquarters), Istanbul Maltepe, Istanbul Kartal, Istanbul Davutpasa, Ankara-Sogutozu, Adana, Diyarbakir, Samsun, Izmir, Antalya, Trabzon and Bursa. In addition, we rented the following buildings in 2009: Academy, Turkcell Head Quarters Plus (TMO+), Sisli, Ankara Cinnah, Van, Kayseri and Maltepe Plus.

In 2009, we also rented the Corlu, Mersin, Manisa, Sakarya, Kayseri, Eskisehir and Van Operation Maintenance Offices.

In addition to the foregoing properties, we maintain two rented warehouses in Istanbul (Tuzla Omsan and Trio).

Switches

We have switches in Istanbul, Ankara, Izmir, Tekirdag, Bursa, Kocaeli, Mugla, Bodrum, Balikesir, Denizli, Aydin, Konya, Sakarya, Kayseri, Eskisehir, Samsun, Trabzon, Erzurum, Van, Diyarbakir, Adana, Antalya, Mersin and Manisa. Additionally, we have Remote BSC (“RBSC”) locations at Artvin, Alanya and Gaziantep, Malatya, Elazig, Urfa, Sirnak, Ordu, Rize, Agri, Kutahya, Afyon.

Base stations

At the end of December 2009, we owned over 20,000 base stations and leased the land underlying such base stations.

On February 5, 2009, the ICTA resolved that operators may transfer the right of use of their towers to third parties. In accordance with this resolution, we transferred the right of use of 2,914 towers to GlobalTower, including the towers that are determined as suitable for right of use transfer, to be used by GlobalTower for the provision of its services to the wireless broadcast and communications industry in Turkey. As of February 2010, GlobalTower provides services to the industry with 2,346 masts and towers built by GlobalTower and 2,914 towers transferred from Turkcell that are located throughout Turkey.

ITEM 4.A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview of the Turkish Economy

In 2009, the global markets experienced extraordinarily high levels of volatility and both domestic and external demand slowed down considerably. The turmoil in global financial markets spilled over into non-financial corporations and emerging economies that were relatively unharmed by previous turbulence. As a result, Turkey faced a sharper economic downturn and pressure on its exchange rate due to falling industrial production and private sector expenditures, rising unemployment and deteriorating credit conditions. In the context of the economic crisis in Turkey and the global recession, in 2009 our revenues decreased to $5,790.0 million, from $6,970.4 million in 2008, and our net income decreased to $1,094.0 million, from $1,836.8 million in 2008. For fiscal year 2009, the TRY depreciated 21.4%, on average, against the U.S. Dollar.

While a gradual economic global recovery could be expected in 2010, the recovery thus far has been uneven and regional. Moreover, conditions for sustained growth remain fragile. For countries with budget deficits, a major challenge for the foreseeable future will be for fiscal policies to become more sustainable.

Turkey is vulnerable to global shocks and global liquidity problems due to its current account deficit and the private sector’s external borrowing needs. In the last quarter of 2009, Turkey made a strong recovery and recouped the output losses registered during the crisis due to its relatively strong balance sheet structure and the substantial easing in domestic financial conditions. Recent data have shown that Turkish economic activity is on a gradual recovery path, which is expected to continue in the period ahead. However, leading indicators, including industrial output and capacity utilization are anticipated to remain below the long-term average for some time. Turkey’s external borrowing needs, the corporate sector’s large open foreign exchange position, lower TRY interest rates, foreign direct investment prospects and no stand-by agreement with the IMF increase concerns about the outlook for the TRY.

The Turkish economy has also been and will continue to be vulnerable to political instability. Political uncertainty within Turkey, including actions by terrorist and ethnic separatist groups, along with armed conflict and the threat of armed conflict in neighboring countries, such as Iran, Syria, Georgia and Armenia, have historically been some of the potential risks associated with investment in Turkish companies. The instability surrounding the situation in Iraq, as well as tension in and involving the Kurdish regions of northern Iraq, could also have negative economic consequences for us. In 2010, a high profile coup indictment case, the risk of an early election, a possible closure case for the ruling party, general distress in Southeastern Turkey related to the government’s “Kurdish Initiative” and relationships with Armenia are expected to remain important political issues.

The USD/TRY exchange rate was very volatile in 2009, but with a generally positive trend, due to developments in the global markets and Turkish politics. The improved perception of global risk helped emerging market currencies appreciate in the second half of 2009. Towards the end of 2009, the USD/TRY exchange rate enjoyed a relatively calm period due to the positive global sentiment and expectations about an

IMF program. However, as risks from local political issues, including an early election and possible closure case for the ruling party, continue to dominate the domestic agenda, there is a significant possibility that the TRY may depreciate. Due to weaker domestic and external demand, as well as lower commodity prices, overall inflation fell to 6.5% (consumer price index) for the year ended December 31, 2009, below the 7.5% Central Bank of the Republic of Turkey (“CBRT”) target for the year. Inflation is expected to remain low in the near term. However, risks are increasing due to a rise in commodity and food prices, domestic/external demand conditions and an unfavorable base effect.

Turkey’s current account deficit totaled $13.8 billion in 2009 compared to $41.9 billion in 2008. This deficit amounted to 2.2% and 5.5% of Gross Domestic Product (“GDP”) in 2009 and 2008, respectively, according to a new national accounting system. Concerns over the current account deficit have eased due to weak domestic demand and lower energy prices in 2009. However, the current account deficit is expected to widen again in 2010 due to rising commodity prices and recovering growth.

In 2009, net foreign direct investment amounted to $6.1 billion, a decline of 61% compared to 2008. Net foreign direct investment inflows represented an amount equal to 44% of the current account deficit, compared to approximately 37% in 2008.

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

The following are the most significant taxes imposed on our telecommunications services:

Special Communications Tax

The Turkish government imposed a special 25% communications tax on mobile telephone services as part of a series of new taxes levied to finance public works required to respond to the earthquakes that struck Turkey’s Marmara region in 1999. This tax is paid by mobile users and collected by GSM operators. The special communications tax on new subscriptions was TRY 27.8 (equivalent to $18.4 as of April 6, 2010) and TRY 31.10 (equivalent to $20.6 as of April 6, 2010) in 2008 and 2009, respectively. As of January 1, 2010, the special communications tax on new subscriptions levied is TRY 31.8 (equivalent to $21.1 as of April 6, 2010). The tax has had a correlative negative impact on mobile usage.

Under Law No. 5838, which became effective on March 1, 2009, wired, wireless and mobile internet service providers are subject to a special 5% communications tax (previously such tax was 25%). Other than mobile internet services, all mobile telecommunication services remain subject to a special 25% communications tax. The tax collected from subscribers in one calendar month is remitted to the tax authorities within the first 15 days of the following month.

Value Added Tax (“VAT”)

Like all services in Turkey, services provided by GSM operators are subject to VAT, which is 18% of the service fees charged to subscribers. We declare VAT to the Ministry of Finance within 24 days and remit VAT paid by our subscribers within the first 26 days of the month following when the tax was incurred, after the offset of input VAT incurred by us.

VAT for roaming services was, until November 3, 2009, calculated solely on the mark-up amount on subscribers’ invoices for roaming services. Following the Ministry of Finance’s declaration of a change in its position regarding roaming charges, we began imposing VAT and the special communications tax on the entire amount of roaming charges starting from November 3, 2009 to comply with this change in position.

Reverse charge VAT is calculated on the invoices issued by foreign GSM operators.

License and Annual Utilization Fees

According to Article number 46 of the Electronic Communications Law, subscribers registered in the system are subject to both license and annual utilization fees.

The license fee is paid once on the subscription for wireless equipment. As of January 1, 2010, the license fee is TRY 12.26 (equivalent to $8.13 as of April 6, 2010). For postpaid subscribers, the license fee is divided into the number of months remaining in the year in which it is payable and charged to the subscriber in equal installments.

The amount of the annual utilization fee depends on whether a subscriber is postpaid or prepaid. For postpaid subscribers, the annual utilization fee is the same amount as the license fee, TRY 12.26 (equivalent to $8.13 as of April 6, 2010), and is charged to subscribers in 12 equal monthly installments. In addition, GSM operators pay monthly charges to the government. For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers by the annual utilization fee. The calculated bulk annual utilization fee is paid by the GSM operators the following year on the last business day in February.

Special Consumption Tax

The special consumption tax is a tax on prescribed goods, which includes mobile phones. The special consumption tax is charged on mobile phones either when they are imported or when they are sold by Turkish manufacturers. The special consumption tax rate on mobile phones (mobile phones are legally defined as “transmitter/receiver cellular phones”) is currently 20%. Until December 31, 2013, the special consumption tax calculated in accordance with 20% rate shall not fall below TRY 40.00 (equivalent to $26.5 as of April 6, 2010) per cellular phone device. (Temporary Article 6 of Special Consumption Tax Code.)

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

Revenue Recognition

We recognize revenue in accordance with International Accounting Standard No: 18 “Revenue”.

Our revenues are mainly derived from communication fees, commission fees on the betting business, monthly fixed fees and sales of simcards, call center revenues and revenues on handsets given as part of our loyalty programs. Communication fees consist of charges for calls that originate or terminate on our mobile communications network, including international roaming, and are based on minutes of actual usage of service.

Per-minute communication fees vary according to the subscriber’s service package. Commission fees are recognized at the time the services are rendered. Monthly fixed fees are charged to each postpaid subscriber in a specified monthly amount that varies according to the subscriber’s service package, regardless of actual use of our mobile communications network services. Monthly fixed fees are recognized on a monthly basis when billed. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliates and third party companies. Call center revenues are recognized at the time services are rendered.

We recognize simcard sales as revenue upfront upon delivery to subscribers, net of returns, discount and rebates. Simcard costs are also recognized upfront upon sale of the simcard to the subscriber.

In connection with our campaigns, both postpaid and prepaid services may be bundled with handset or other goods/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Total arrangement consideration relating to the bundled contract are allocated among the different units according the following criteria:

•	the component has standalone value to the customer and

•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, it is accounted for as an integral part of the remaining components of the transactions.

Revenues allocated to handsets given in connection with campaigns, which are included in other revenue, are recognized when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

As is the case throughout Europe, airtime charges are generally paid only by the initiator of the call, except when a subscriber travels outside Turkey, in which case we charge the subscriber for a portion of the incoming call.

Commission fees on our betting business are recognized at the time all services related to the games are fully rendered. Under the head agency agreement, we are required to undertake any excess payout, which is presented on a net basis with the commission fees.

The revenue recognition policy for other revenues is to recognize revenues as services are provided.

Useful Life of Property, Plant and Equipment, Intangible Assets

Almost all of our operational tangible and intangible fixed assets (excluding GSM and other operating licenses, brand name, customer base and customs duty and VAT tax exemption rights) are depreciated over an eight-year term, which represents our best estimate of their useful life. If the technology we use had rapidly changed, causing its estimated useful life to decrease by one year to seven years, the annual depreciation expense on our operational fixed assets for 2009 would have increased $22.4 million. However, if the estimated useful life of our fixed assets had increased to nine years, annual depreciation expenses on our operational fixed assets for 2009 would have decreased $66.6 million.

Impairment of long-lived assets

When events or circumstances arise that require us to test our long-lived assets for impairment, the recoverable amount of the assets is estimated. The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less cost to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets. On an ongoing basis, we review indicators of potential impairment, which include significant adverse changes in the legal or business climate that could affect the value of long-lived assets, plans to dispose of a long-lived asset before the end of its previously estimated useful life, and a significant decrease in the market price of a long-lived asset. We also monitor technological changes or decreases in the number of subscribers, which could cause impairment of our long-lived assets. We annually test goodwill allocated to cash generating units and carrying values of all cash generating units for impairment.

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

During the years ended December 31, 2008 and 2007, we did not identify any impairment and, accordingly, our consolidated financial statements for such years do not include any adjustments for the impairment of long-lived assets, as the recoverable amounts of the assets based on the value in use of cash generating units was higher than the carrying amount of cash generating units. However, changes in key assumptions on which recoverable amount is based may result in impairments in the following years.

Impairment testing for cash-generating unit containing goodwill

We annually test goodwill allocated to cash generating units and carrying values of all cash generating units for impairment. We determined the recoverable amounts (which is the higher of value in use and fair value less cost to sell) on the basis of value in use, applying a discounted cash flow calculation. We have obtained independent appraisals for fair values to determine the recoverable amounts for Belarusian Telecom and Superonline.

In calculating the net present value of the future cash flows, we have made certain assumptions with respect to highly uncertain matters including our management’s expectations of growth in EBITDA, calculated as results from operating activities before depreciation and amortization and other income/(expense), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

The aggregate carrying amount of goodwill net allocated to Belarusian Telecom is $162.6 million. As at December 31, 2009, we had impaired goodwill arising from the acquisition of Belarusian Telecom of $61.8 million following adverse movements in the discount rates mainly due to the economic slowdown in Belarus and adverse performance against previous plans. We allocated the impairment loss fully to goodwill and included it in other expenses. We determine value in use by discounting the future cash flows generated from the continuing use of the unit. The calculation of the value in use was based on the following key assumptions:

Based on the increase in market share and average revenue per user (“ARPU”) levels we estimated that revenues would steadily increase. We expected ARPU to reach levels close to those of competitors by the end of 2016. We anticipated revenue growth to lead to increased EBITDA for the projected term. Additionally, we estimated that gross profit margin would also improve throughout the projection period based on the assumption that the share of calls to be terminated in the Belarusian Telecom network would increase and transmission costs would decrease since we planned for Belarusian Telecom to construct its own network. We expected selling and marketing expenses in proportion to revenue to decrease to constant levels at the end of the first three years of operation, since the proportion of subscriber acquisition and advertising costs was estimated to decrease.

We take the projection period for the purposes of goodwill impairment as 7 years between January 1, 2010 and December 31, 2016 since, according to our business plan, Belarusian Telecom reaches a mature state in the year 2016. We extrapolated cash flows for further periods (perpetuity) using a constant growth rate of 3.5% which does not exceed the estimated average growth rate for the country. We applied a post-tax discount rate weighted average of capital (“WACC”) of 14.1% in determining the recoverable amount of the unit. We adjusted the post-tax rate considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes is 16.6%.

No assurance can be given that the variables we assumed for these purposes will not vary from actual results in the future.

The aggregate carrying amount of goodwill allocated to Superonline is $21.7 million. As the recoverable values based on the value in use of the cash generating units is estimated to be higher than the carrying amount, we recognized no impairment for goodwill arising from the acquisition of Superonline. We based the calculation of value in use on the following key assumptions:

Values assigned to EBITDA for the periods forecasted include the expected synergies to be achieved from operating as a part of our Group. Values assigned to this key assumption reflect past experience except for efficiency improvements and synergies. We believe that any reasonably possible change in the key assumptions on which the Superonline recoverable amount is based would not cause Superonline’s carrying amount to exceed its recoverable amount. No assurance, however, can be given that the variables we assumed for these purposes will not vary from actual results in the future.

We take the projection period for the purposes of goodwill impairment as 8 years between January 1, 2010 and December 31, 2017, since, according to the Superonline’s business plan, Superonline reaches a mature state in the year 2017. We extrapolated cash flows for further periods (perpetuity) by using a constant growth rate of 2.5%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates. We applied a post-tax discount rate WACC of 16.8% in determining the recoverable amount of the unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre tax cash flows at pre-tax discount rate give the same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes, the pre-tax discount rate is 20.6%. After the acquisition of Superonline in 2008, we merged Superonline’s operations with our wholly owned subsidiary, Tellcom, in May 2009. With the merger, Superonline and Tellcom ceased being separate cash generating units and merged as one cash generating unit under the brand name of Superonline. Therefore, the business plans used for the purpose of the impairment testing represent the merged entities’ operations.

Estimation of allowance for doubtful accounts

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amount of allowance for doubtful accounts. To make these estimates and assumptions, we analyze our receivables and historical bad debts, subscriber credit worthiness and current social and economic trends.

If our estimates or assumptions are proven to be incorrect for any reason, we may not have a sufficient allowance to cover our bad debts. Historically, our provision for doubtful accounts has been sufficient to account for our bad debts.

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

Our bad debt expense as a percentage of revenues increased 0.4 percentage points to 1.30% of revenues in 2009 from 0.94% of revenues in 2008. If our bad debt expense as a percentage of revenues increased to 1.5% of revenues, an additional provision for bad debts of approximately $11.5 million would be required.

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

Income taxes

The calculation of our total tax charge involves a degree of estimation and judgment with respect to certain items whose final tax treatment cannot be determined until a resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process.

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

5.A Operating Results

Our audited consolidated financial statements as of December 31, 2009 and December 31, 2008 and for each of the years in the three-year period ended December 31, 2009 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

Overview of Business

Turkcell, a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. We operate under a 25-year GSM license (the “2G

License”) and a 20-year GSM license (the “3G License”). We were granted the 2G License in April 1998 upon payment of an upfront license fee of $500 million. On April 30, 2009, we signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. We have acquired the A type license providing the widest frequency band for a consideration of EUR 358 million (excluding VAT). The 3G License is effective for 20 years starting from April 30, 2009. Pursuant to the agreement, we have provided IMT 2000/UMTS services as of July 30, 2009.

Under our 2G License, we pay the Undersecretariat of Treasury (the “Turkish Treasury”) a monthly ongoing license fee equal to 15% of our gross revenue. Of such fee, 10% is paid to the Ministry of Transportation and Communications of Turkey (“Turkish Ministry”) as the universal services fund. Based on a law enacted on July 3, 2005 concerning the regulation of privatization, the gross revenue description used for the calculation of the ongoing license fee and universal service fund was changed. According to such regulation, accrued interest charged for late collections, indirect taxes, such as VAT, and other expenses are excluded from the description of gross revenue. In light of such changes, we applied to the ICTA to revise the related articles of the amended agreement and completed certain necessary procedures. Danistay, the highest administrative court, approved the agreement on March 10, 2006. The resulting definition of gross revenue for the ongoing license fee has been effective since March 10, 2006.

We believe that the buildout of our network in Turkey is substantially completed. As of December 31, 2009, our network covered 100% of Turkish cities with a population of 1,000 or more and the majority of Turkey’s tourist areas and principal intercity highways. We currently meet the coverage requirements of our 2G license in all material respects.

Other than our 2G and 3G licenses, we also operate under interconnection agreements with other operators that allow us to connect our networks with those operators to enable the transmission of calls to and from our mobile communications system through existing digital fixed telephone switches. For example, we have an interconnection agreement with Turk Telekom that provides for the interconnection of our network with Turk Telekom’s fixed-line network. Under our agreement with Turk Telekom, as amended, we pay Turk Telekom an interconnection fee per call based on the type and length of the call for calls originating on our network and terminating on Turk Telekom’s fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on their fixed-line network and terminating on ours. We also have interconnection agreements with Vodafone and Avea pursuant to which we have agreed, among other things, to pay interconnection fees to them for calls originating on our network and terminating on theirs, and they have agreed to pay interconnection fees for calls originating on their networks and terminating on our networks.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2009, that number had grown to 35.4 million.

According to the operators’ announcements, there were approximately 62.8 million subscribers in the Turkish GSM market as of December 31, 2009. In addition, the penetration rate in such market was 87% as of December 31, 2009, according to the estimated population of TUIK and operators’ announcements. Despite the increasingly competitive environment, we sustained our market share of 56% for the year ended December 31, 2009, according to operators’ announcements. We increased our postpaid subscriber base from 20% in 2008 to 27% in 2009 due to our focus on value. On the channel front, we made revisions to our existing subdealer network and the commission structure to increase the availability of the Turkcell brand. As of December 31, 2009, we had 26.0 million prepaid and 9.4 million postpaid subscribers in our Turkish GSM network. Despite the negative macroeconomic indicators in Turkey, we recorded the highest usage levels since 2001. Our average MoU in Turkey increased 40% to 134.3 minutes in 2009 from 95.9 minutes in 2008, as a result of our successful campaigns and attractive tariffs. Our average revenue per user in Turkey decreased to $12.0 in 2009 from $14.5 in 2008 as a result of the 21.4% depreciation, on average, of the TRY against the USD; however, in TRY terms, ARPU remained stable at TRY 18.5 in 2009 compared to TRY 18.4 in 2008. Despite of the intensifying challenges in the macroeconomic, competitive and regulatory environment, we have maintained stability in our average revenue per user metric in Turkey with our focus on value and our attractive campaigns and offers.

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers who do not reload units for a period of 210 days are disconnected and cannot reuse their numbers. Our churn rate for operations in Turkey was 32.6% for the year ended December 31, 2009 compared to 23.8% for the year ended December 31, 2008. Given our large subscriber base and intensified competition in the Turkish market due to MNP, our churn rate increased 8.8 percentage points, which was in line with our expectations.

We have a bad debt provision in our consolidated financial statements for non-payments and disconnections that amounted to $268.2 million and $196.6 million as of December 31, 2009 and December 31, 2008 respectively, which we believe is adequate. The main reason for the increase in bad debt provision is the increase in the number of postpaid subscribers, contracted terminal sales and port out figures.

International and Other Domestic Operations

In addition to our businesses in Turkey, we have telecommunications operations in Ukraine, the Turkish Republic of Northern Cyprus and Belarus. We also operate in other countries through our subsidiary, Fintur. For a description of, and additional information regarding, our international and other domestic operations, see “Item 4.B. Business Overview”.

Revenues

In Turkey, we and other mobile communications operators have entered into interconnection agreements which set out the terms and conditions regarding the pricing terms as well as the periodical revision of such terms. See “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

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

Results of Operations

The following table shows information concerning our consolidated statements of operations for the years indicated:

	For the years ended December 31,
	2009	2008	2007
(in $ millions)
Revenues	5,790.0	6,970.4	6,328.6
Direct Cost of Revenues	(3,097.1)	(3,409.0)	(3,103.4)

Gross Profit	2,692.9	3,561.4	3,225.2
Administrative expense	(273.1)	(309.3)	(252.8)
Selling and Marketing expense	(1,085.1)	(1,351.7)	(1,138.2)
Other income / (expense)	(110.3)	(3.9)	(14.7)

Results from operating activities	1,224.4	1,896.5	1,819.5
Finance costs	(187.5)	(136.8)	(551.1)
Finance income	329.6	442.1	308.4

Net finance income / (costs)	142.1	305.3	(242.7)
Share of profit of equity accounted investees	78.4	103.0	64.9

Profit before income taxes	1,444.9	2,304.8	1,641.7
Income tax expense	(340.1)	(549.8)	(322.4)

Profit for the period	1,104.8	1,755.0	1,319.3
Attributable to:
Equity holders of the Company	1,094.0	1,836.8	1,350.2
Non-controlling interest	10.8	(81.8)	(30.9)
Profit for the period	1,104.8	1,755.0	1,319.3

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	For the years ended December 31,
	2009	2008	2007
(in $ millions)
Statement of Operations Data (% of revenue)
Revenues
Communication fees	96.0	94.4	94.4
Commission fees on betting business	0.7	2.5	2.9
Other revenue	3.3	3.1	2.7
Total revenue	100.0	100.0	100.0
Direct cost of revenues	(53.5)	(48.9)	(49.0)
Gross margin	46.5	51.1	51.0
Administrative expense	(4.7)	(4.4)	(4.0)
Selling and marketing expenses	(18.7)	(19.4)	(18.0)
Other operating income/(expense)	(1.9)	(0.1)	(0.2)
Results from operating activities	21.1	27.2	28.8

Segment Overview

Segment information is presented in respect of our geographical segments. We have three reportable segments, as described below, which are based on the dominant source and nature of our risk and returns as well as our internal reporting structure. These strategic segments offer the same types of services, but they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

We are comprised of the following main operating segments: Turkcell, Euroasia and Belarusian Telecom, all of which are GSM operators in their countries.

Other operations mainly include our companies operating in telecommunications and betting businesses and companies that provide call center and mobile data and services.

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
(in $ million)
Total external revenues	5,176.1	6,170.4	350.1	436.7	17.4	0.4	246.4	362.9	5,790.0	6,970.4
Intersegment revenue	22.8	41.9	1.0	2.0	0.1	—	304.1	292.3	328.0	336.2
Reportable segment adjusted EBITDA	1,819.3	2,383.9	20.2	32.3	(38.3)	(5.8)	144.9	181.7	1,946.1	2,592.1
Finance income	304.3	667.3	2.1	6.3	1.4	0.1	75.8	81.5	383.6	755.2
Finance cost	(162.9)	(100.7)	(54.9)	(262.9)	(12.5)	(1.3)	(33.0)	(76.0)	(263.3)	(440.9)
Depreciation and amortization	(401.1)	(530.9)	(79.9)	(101.0)	(52.7)	(8.9)	(62.4)	(41.6)	(596.1)	(682.4)
Share of profit of equity accounted investees	—	—	—	—	—	—	78.4	103.0	78.4	103.0
Other material non-cash items:
Impairment on goodwill	—	—	—	—	61.8	—	—	—	61.8	—

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
(in $ million)
Total external revenues	6,170.4	5,728.1	436.7	254.6	0.4	—	362.9	345.9	6,970.4	6,328.6
Intersegment revenue	41.9	36.3	2.0	1.2	—	—	292.3	216.3	336.2	253.8
Reportable segment adjusted EBITDA	2,383.9	2,430.3	32.3	(20.5)	(5.8)	—	181.7	174.5	2,592.1	2,584.3
Finance income	667.3	264.4	6.3	2.7	0.1	—	81.5	62.8	755.2	329.9
Finance cost	(100.7)	(492.6)	(262.9)	(63.7)	(1.3)	—	(76.0)	(31.5)	(440.9)	(587.8)
Depreciation and amortization	(530.9)	(662.2)	(101.0)	(86.6)	(8.9)	—	(41.6)	(35.2)	(682.4)	(784.0)
Share of profit of equity accounted investees	—	—	—	—	—	—	103.0	64.9	103.0	64.9
Other material non-cash items:
Impairment on goodwill	—	—	—	—	—	—	—	—	—	—

Turkcell

Total revenues generated in Turkcell decreased 16.3% to $5,198.9 million in 2009, from $6,212.3 million in 2008, mainly due to the 21.4% depreciation, on average, of the TRY against the USD; however, on a constant dollar basis, which is computed based on the assumption that the Turkish Lira/USD exchange rate remained constant for the years ended December 31, 2009 and 2008, total revenues increased 1.9%, mainly as a result of our growth in the Turkish mobile business, reflected by a strong increase in usage, higher mobile data and services (an increasing contribution from mobile data revenue driven by 3G implementation) and higher interconnect revenues.

Turkcell’s EBITDA deteriorated 23.7%, to $1,819.3 million in 2009 from $2,383.9 million in 2008. On a constant dollar basis, EBITDA deteriorated 6.2% mainly as a result of the increase in the direct cost of revenues, which primarily resulted from higher interconnect costs due to the increase in off-net traffic and a provision recorded due to Turkcell’s ongoing dispute regarding international voice traffic, and network related expenses.

Net finance income deteriorated 75.0%, to $141.4 million in 2009 from $566.6 million in 2008. On a constant dollar basis, net finance income also deteriorated 69.0% as a result of the negative impact of the change in translation gain/(loss) due to the 0.4% appreciation of the TRY against the USD in 2009, as opposed to the 30% depreciation of the TRY against the USD in 2008, lower interest income due to the decrease in interest rates and provisions related to litigation late payment interest expenses in 2009.

Depreciation expense decreased 24.4% to $401.1 million in 2009 from $530.9 million in 2008. On a constant dollar basis, depreciation expense decreased 7.8% due to fully depreciated fixed assets.

Total revenues generated in Turkcell increased 7.8% to $6,212.3 million as of December 31, 2008 from $5,764.4 million in 2007. Total revenues also increased on a constant dollar basis , which is computed assuming the Turkish Lira/US Dollar exchange rate remained constant for the years ended December 31, 2008 and 2007, 5.6% mainly due to partial impact of the higher usage, subscriber growth and upward price adjustments.

From 2007 to 2008, Turkcell’s EBITDA deteriorated 1.9%, reaching $2,383.9 million in 2008 compared to $2,430.3 million in 2007. On a constant dollar basis EBITDA deteriorated 4.5%, mainly due to an increase in selling and marketing expenses stemming from a higher number of acquisitions and restructuring in the sales channel and higher prepaid usage fee payments and an increase in the direct cost of revenues due to higher network expenses and an increase in costs for handsets offered in conjunction with our loyalty program.

Net finance income/(cost) reached $566.6 million income in 2008 compared to a $228.2 million loss in 2007 as a result of the absence of the high foreign exchange losses incurred on structured forward contracts and translation losses on foreign currency long position recognized in 2007, as well as the increase in interest income due to our larger cash balance.

Depreciation expense decreased 19.8% to $530.9 million in 2008 from $662.2 million in 2007. On a constant dollar basis, depreciation expense decreased 22.2% due to fully depreciated fixed assets.

Euroasia

Astelit, in which we hold a 55.0% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”. Since its inception in February 2005, Astelit has worked on establishing network coverage to provide high quality services in Ukraine. As of December 31, 2009, Astelit had established 8,295 base stations to ensure a rapid roll-out of its infrastructure, which currently covers approximately 96% of the Ukrainian’s population. “life:)” was the first in the market to introduce EDGE and GPRS services, which provide the highest data transfer speed available in the GSM network. Astelit has also focused on establishing brand awareness and values as well as growing its subscriber base. Through its distribution channel of approximately 34,600 non-exclusive sales points throughout Ukraine, 488 Life:) exclusive sales points and high brand recognition in the Ukrainian market, Astelit’s subscriber base grew 8.9% to 12.2 million at the end of December 31, 2009 from 11.2 million at the end of December 31, 2008. In 2009, Euroasia’s segment revenue decreased 20.0% to $351.1 million from $438.7 million in 2008 mainly due to the 47.7% depreciation, on average, of the local currency against the US dollar. However, Euroasia increased its revenue 19.5% compared to 2008 on a constant dollar basis, mainly due to the increase in its customer base and higher usage.

Euroasia’s EBITDA deteriorated 37.5% to reach $20.2 million in 2009 from $32.3 million in 2008. As a percentage of revenues, EBITDA decreased 1.7 percentage points to 5.7% in 2009 from 7.4% in 2008 due to an increasing share of interconnection costs resulting from an increase in calls to other operators and in radio costs as a result of the increase in base stations as a percentage of revenue, partially offset with the decrease in selling and marketing expenses as a percentage of revenues.

Net finance cost decreased 79.4% to a $52.8 million loss in 2009 from a $256.6 million loss in 2008 due to the absence of the large foreign exchange losses incurred in 2008 stemming from the 52% depreciation of the Ukranian Hryvnia against the USD in 2008.

Astelit’s subscriber base grew 27% to reach 11.2 million at December 31, 2008, from 8.8 million in 2007. As a result of this increase in the subscriber base, and, in addition, higher usage, Euroasia’s segment revenue increased 73% in 2008 to reach $438.7 million compared to $255.9 million in 2007.

Euroasia’s EBITDA improved 257.6%, registering a $32.3 million profit in 2009 compared to a $20.5 million loss in 2008. Despite the negative effects of a worsening economic and political macro-environment in Ukraine, Euroasia recorded a full year of positive EBITDA for the first time, mainly due to the increase in revenues, despite a higher volume of calls to other operators, higher radio costs as a result of the increase in base stations and higher selling expenses.

Net finance income/(cost) deteriorated 320.7%, resulting in a $256.6 million loss in 2008 compared to a $61.0 million loss in 2007 as a result of a large amount of foreign exchange losses incurred in 2008 from the 52% depreciation of the Ukranian Hryvnia against the USD.

Belarusian Telecom

The results of Belarusian Telecom’s operations have been included in our consolidated financial statements since August 28, 2008, thus, its 2008 figures consist of its results of operations after that time. In 2009, Belarusian Telecom’s subscriber base grew 500%, reaching 1.2 million people, compared to 0.2 million in 2008. As a result, Belarusian Telecom’s segment revenue increased 4,250% in 2009, reaching $17.4 million, from $0.4 million in 2008.

Belarusian Telecom’s EBITDA decreased to a $38.3 million loss in 2009 from a $5.8 million loss in 2008. The deterioration in EBITDA also resulted from the worsening economic and political macro-environment, an increase in radio costs as a result of the increase in base station numbers and an increase in selling and marketing activities.

Net finance income/(cost) decreased to a $11.1 million loss in 2009 compared to a $1.2 million loss in 2008 as a result of higher interest expenses due to a larger amount of loans and borrowings and higher foreign exchange losses due to the short position of balance sheet.

As at December 31, 2009, we had impaired goodwill of $61.8 million resulting from the acquisition of Belarusian Telecom and following adverse movements in the discount rates, mainly due to the economic slowdown in Belarus and Belarusian Telecom’s adverse performance compared to previous plans.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

We had 35.4 million GSM subscribers in Turkey, with 26.0 million prepaid subscribers as of December 31, 2009, compared to 37.0 million GSM subscribers in Turkey, with 29.5 million prepaid subscribers, as of December 31, 2008. During 2009, we lost approximately 1.6 million Turkish GSM subscribers.

In Ukraine, we had 12.2 million and 11.2 million subscribers as of December 31, 2009 and 2008, respectively. During 2009, we added approximately 1 million new Ukrainian GSM subscribers.

Revenues

Total revenues for the year ended December 31, 2009 decreased 16.9% to $5,790.0 million from $6,970.4 million in 2008 mainly due to the 21.4% depreciation, on average, of the TRY against the USD. However, our revenues increased 1.0% compared to 2008 on a constant dollar basis mainly with the growth in our Turkish mobile business which is reflected by a strong increase in usage, higher mobile data and service revenue (an increasing contribution from mobile data revenue driven by 3G implementation) and higher interconnect revenues partially offset by the decrease in the contribution of our consolidated group subsidiaries, Euroasia in Ukraine and Inteltek in Turkey.

Revenues from communication fees for the year ended December 31, 2009 decreased 15.5% to $5,557.3 million from $6,576.9 million in 2008 mainly due to the 21.4% depreciation, on average, of the TRY against the USD. However, our revenues from communication fees increased 2.9% on a constant dollar basis which resulted from improved usage, higher mobile data and services revenue and higher interconnect revenues. Communication fees consist of revenues from postpaid and prepaid subscribers, interconnect revenues and roaming revenues. Although the total number of postpaid subscribers is significantly lower than the total number of prepaid subscribers, the contribution of postpaid revenues to total revenue growth in absolute terms is higher than the growth in prepaid revenues in Turkey. This is mainly due to higher average revenue per postpaid subscriber. Usage by postpaid subscribers is generally higher than that of prepaid subscribers. In Turkey, during 2009, we focused on postpaid subscribers through acquisition and retention campaigns and promoted switches from prepaid to postpaid subscriptions. The reason for focusing on postpaid subscribers is the generally higher average revenue per postpaid subscriber. In 2009, postpaid average revenue per user was $26.6 whereas prepaid average revenue per user was $7.5. These figures indicate that postpaid average revenue per user is approximately four times the prepaid average revenue per user. Therefore, the decrease in the number of prepaid subscribers has a positive effect on the blended average revenue per user and the increase in the number of postpaid subscribers has a positive effect on blended average revenue per user.

Commission revenues from our betting business decreased to $42.7 million for the year ended December 31, 2009 compared to $176.2 million for the year ended December 31, 2008. On a constant dollar basis, it decreased 70.6%. This decrease was primarily the result of the lower commission rate we received as the head agent of the fixed odds betting games, 1.4% of gross takings from March 1, 2009 as opposed to 7% of gross takings and 4.3% commission from March 15, 2007 through March 1, 2009.

Direct cost of revenues

Direct cost of revenues including depreciation and amortization decreased 9.1% to $3,097.1 million for the year ended December 31, 2009 from $3,409.0 million in 2008, primarily due to the 21.4% depreciation, on average, of the TRY against the USD. However direct cost of revenues increased 10.1% compared to 2008 on a constant dollar basis mainly due to the increase in interconnect costs as a result of increasing off-net traffic, an increase in radio costs mainly arising from an increase in the number of radio base stations and an increase in depreciation and amortization expenses due to fixed asset write-offs related to our operations in Belarus.

Ongoing license fees and universal funds paid to the Turkish Treasury and Turkish Ministry decreased 17.0% to $809.8 million for the year ended December 31, 2009, from $975.7 million in 2008, primarily due to the 21.4% depreciation, on average, of the TRY against the USD; however they increased 1.1% on a constant dollar basis with the increase in gross revenues and remained almost the same as a percentage of revenues.

Depreciation and amortization charges decreased 13.1% to $590.7 million for the year ended December 31, 2009 from $679.9 million in 2008, primarily due to the 21.4% depreciation, on average, of the TRY against the USD. However on a constant dollar basis depreciation and amortization charges increased 5.6% mainly due to fixed asset write-offs related to operations in Belarus. The amortization expense for our GSM license and other telecommunication operating licenses was $50.4 million and $57.0 million for the years ended December 31, 2009 and 2008, respectively.

Interconnection and termination costs increased 23.9% to $614.7 million for the year ended December 31, 2009 from $496.1 million in 2008. It also increased 50.1% on a constant dollar basis due to an increase in calls terminated in other operators’ networks despite decreases in interconnection tariffs.

Transmission costs, site costs and maintenance costs decreased approximately 14.3% to $195.6 million for the year ended December 31, 2009 from $228.2 million in 2008, primarily due to the 21.4% depreciation, on average, of the TRY against the USD; however they increased on a constant dollar basis 3.5% mainly as a result of the increase in the number of leased transmission lines in 2009 compared to 2008. In addition, uncapitalizable radio costs and expenses decreased 1.5% to $279.2 million for the year ended December 31, 2009 from $283.4 million in 2008; however, they increased on a constant dollar basis 18.9% due to the increase in the number of radio base stations, in addition to an increase in electricity prices and maintenance and rent expenses of radio base stations.

Wages, salaries and personnel expenses for technical personnel decreased 15.5% to $228.7 million for the year ended December 31, 2009 from $270.6 million in 2008, primarily due to the 21.4% depreciation, on average, of the TRY against the USD. They increased 2.9% on a constant dollar basis due to the increase in the number of employees and a periodic increase in salaries.

Roaming expenses decreased 30.6% to $72.7 million for the year ended December 31, 2009 from $104.8 million in 2008, primarily due to the 21.4% depreciation, on average, of the TRY against the USD. They decreased 16.2% on a constant dollar basis due to the decreased duration in more expensive zones in 2009.

Billing costs decreased 1.9% to $45.1 million for the year ended December 31, 2009 from $46.0 million in 2008. They increased 19.0% on a constant dollar basis primarily due to the increase in the number of postpaid subscribers and the increase in postage fees.

As a percentage of revenues, the direct cost of revenue increased 4.6 percentage points to 53.5% in 2009 from 48.9% in 2008 mainly due to higher interconnect costs (3.4 pp) and increases in network related expenses (0.8 pp) and depreciation and amortization expenses (0.4 pp) as a percentage of revenues.

Gross profit margin decreased 4.5 percentage points to 46.5% for the year ended December 31, 2009 from 51.1% for the year ended December 31, 2008.

Administrative expenses

General and administrative expenses decreased 11.7% to $273.1 million for the year ended December 31, 2009 from $309.3 million in 2008 primarily due to the 21.4% depreciation, on average, of the TRY against the USD, however they increased 7.0% on a constant dollar basis due to an increase in bad debt expenses as a result of an increase in the postpaid subscriber base partially netted off with decrease in wages and salaries as a result of the decrease in the number of personnel. As a percentage of revenues, general and administrative expenses increased to 4.7% for the year ended December 31, 2009, from 4.4% in 2008, mainly as a result of the increase in bad debt expenses.

Wages, salaries and personnel expenses for non-technical and non-marketing employees decreased 26.1% to $82.6 million for the year ended December 31, 2009 from $111.7 million in 2008. It decreased 9.6% on a constant dollar basis primarily due to the decrease in the number of employees partially netted off with a periodic increase in salaries.

Bad debt expenses increased 14.8% to $75.4 million for the year ended December 31, 2009 from $65.7 million in 2008. On a constant dollar basis, it increased 38.0% primarily due to an increase in the postpaid subscriber base, contracted terminal sales and port out figures. We provided an allowance of $268.2 million and $196.6 million for doubtful receivables for the years ended December 31, 2009 and 2008, respectively, based upon our past experience and estimates.

Other expenses, including collection and consulting expenses, decreased 12.7% to $115.1 million for the year ended December 31, 2009 from $131.9 million in 2008. On a constant dollar basis, it increased 5.4% due to the increase in legal expenses as a result of an increase in the number of cases initiated for doubtful receivables from subscribers.

Selling and marketing expenses

Selling and marketing expenses decreased 19.7% to $1,085.1 million for the year ended December 31, 2009 from $1,351.7 million in 2008. On a constant dollar basis, it decreased 2.7% primarily due to lower advertising and selling expenses that were partially offset by the higher frequency usage fee paid for prepaid subscribers. As a percentage of revenues, selling and marketing expenses decreased from 19.4% in 2008 to 18.7% for the year ended December 31, 2009.

Selling expenses, which consist of distributor support, dealer support, and other selling expenses, decreased 24.5% to $451.7 million for the year ended December 31, 2009 from $598.4 million in 2008. On a constant dollar basis, it decreased 8.4% mainly due to the decrease in distributor support expenses resulting from decrease in subscriber acquisitions.

Total marketing expenses which consist of advertising, market research, sponsorships expenses and customer relations expenses decreased 21.4% to $255.6 million for the year ended December 31, 2009 from $325.4 million in 2008. On a constant dollar basis, it decreased 5.6% mainly due to a decrease in volume of advertisements in 2009 compared to 2008.

Prepaid subscribers’ frequency usage fee expenses decreased 3.8% to $240.1 million for the year ended December 31, 2009 from $249.5 million in 2008. On a constant dollar basis it increased 17.3% due to the increase in the frequency usage fee per subscriber.

Wages, salaries and personnel expenses for selling and marketing employees decreased 22.9% to $101.1 million for the year ended December 31, 2009 from $131.2 million in 2008. It decreased 5.6% on a constant dollar basis mainly because of the payment of an indemnity provision to employees whose employment had been terminated in 2008.

Other operating income/(expense)

Other operating expense decreased to $110.3 million, from $3.9 million, mainly due to an impairment on goodwill arising from the acquisition of Belarusian Telecom, the Competition Authority’s penalty on mobile marketing activities and a penalty on the special communication tax, which amounted to $61.8 million, $18.1 million and $14.6 million, respectively, in 2009.

Results from operating activities

Results from operating activities decreased to $1,224.4 million for the year ended December 31, 2009, from $1,896.5 million in 2008. As a percentage of revenues, results from operating activities decreased to 21.1% in 2009 from 27.2% in 2008 mainly due to an increase in the direct cost of revenues as a percentage of revenues as well as an increase in other expenses as a percentage of revenues.

Net financial income /(costs)

In 2009, we recorded net financial income of $142.1 million compared to net financial income of $305.3 million in 2008, due to a significant decrease in finance income from $442.1 million in 2008 to $329.6 million in 2009 resulting from the 21.4% depreciation, on average, of the TRY against the USD and the decrease in interest rates and the significant increase in finance expenses from $136.8 million in 2008 to $187.5 million in 2009, despite the depreciation of the TRY against the USD arising from higher interest expenses on borrowings and litigation late payment interest expenses partially netted off with the decrease in translation losses.

Finance income decreased 25.4% to $329.6 million for the year ended December 31, 2009 from $442.1 million in 2008. On a constant dollar basis, it decreased 10.1% due to the decrease in interest rates.

Finance cost increased 37.1% to $187.5 million for the year ended December 31, 2009 from $136.8 million in 2008. On a constant dollar basis, it increased 30.8% mainly due to the increase in the discount interest expense related to the deferred payment and put option of Belarusian Telecom and the increase in litigation late payment interest expenses partially netted off with the decrease in translation losses compared to $44.5 million in 2008 to $0.6 million in 2009. Foreign exchange losses in 2009 and 2008 are mainly attributable to the net foreign exchange position.

Share of profit of equity accounted investees

Our share of the profit of equity accounted investees was $78.4 million for the year ended December 31, 2009 compared to $103.0 million in 2008. The decrease in the net profit of equity accounted investees was primarily due to the 21.4% depreciation, on average, of the TRY against the USD and the deterioration in the performance of our unconsolidated investee Fintur.

We have eliminated A-Tel’s revenue that is generated from services rendered to us to the extent of our share in A-Tel, with corresponding elimination from the selling and marketing expenses in our consolidated financial statements. This consolidation elimination had a negative impact on the share of profit of equity accounted investees line.

Income tax expense

Income tax expense for the year ended December 31, 2009 was $340.1 million compared to $549.8 million in 2008. This decrease was mainly due to a decrease in profit before tax.

The effective tax rate was 23.5% and 23.9% for the years ended December 31, 2009 and 2008, respectively.

Our domestic tax rate is 20%. Differences between the effective tax rate and our domestic tax rate include, but are not limited to, the effect of tax rates in foreign jurisdictions, tax exempt income and non-deductible expenses.

Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated statements of operations under “non-controlling interests”. Non-controlling interests decreased to a $10.8 million loss for the year ended December 31, 2009 compared to a $81.8 million gain in 2008.

For the year ended December 31, 2009, Euroasia generated a net loss of $111.8 million and had negative equity, therefore non-controlling interest income is not recognized from Euroasia’s net loss. In 2008, the net loss of Euroasia amounted to $326.5 million and resulted in income from non-controlling interests of approximately $130.3 million. Euroasia generated lower losses for the year ended December 31, 2009 compared to 2008 primarily due to the decrease in foreign exchange losses as a result of the 3.8% depreciation of the Ukranian Hryvnia against the USD in 2009 compared to the 52% depreciation of the Ukranian Hryvnia against the USD in 2008.

In addition, net profit generated by Inteltek for the years ended December 31, 2009 and 2008 resulted in expenses from non-controlling interests of approximately $10.8 million and $39.2 million, respectively.

Amendments to IAS 27, requiring that total comprehensive income be attributed to the parent and to the non-controlling interests even if such results in a debit balance on noncontrolling interests, will have an impact on our 2010 consolidated financial statements. The transitional requirements of IAS 27 (2008) provide an exemption from the retrospective application of that requirement. If a deficit on a subsidiary attributable to a minority interest was previously absorbed by the parent, no adjustment should be made to reflect such a deficit balance in the opening statement of the financial position on the adoption of IAS 27 (2008). Instead, total comprehensive income arising after the adoption of IAS 27 (2008) should be allocated to the parent and to non-controlling interests based on their respective interests, i.e., gains are not first allocated to the parent until the deficit recognized in previous periods in the parent’s equity is eliminated.

Profit for the period attributable to equity holders of the Company

Profit for the period attributable to equity holders of the Company decreased to $1,094.0 million for the year ended December 31, 2009 compared to $1,836.8 million for the year ended December 31, 2008. Profit for the period attributable to equity holders of the Company also decreased on a constant dollar basis. This was mainly due to the negative impact of the increase in direct cost of revenues 10.1%, the negative effect of the increase in the general and administrative expenses 7.0%, the negative impact of decrease in net finance income/(cost) to 35.8%, which was partially netted off with the increase in revenues 1.0%. In addition, the negative impacts of one-off items such as legal provisions, the Belarus operation’s goodwill impairment and fixed asset write-offs should be considered.

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

Revenues

Total revenues for the year ended December 31, 2008 increased 10% to $6,970.4 million from $6,328.6 million in 2007. On a constant dollar basis, revenues also increased 8%. The increase in revenues is mainly due to partial impact of the higher usage and subscriber growth combined with the upward price adjustments, as well as the positive impact of our consolidated subsidiaries.

Revenues from communication fees for the year ended December 31, 2008 increased 10% to $6,576.9 million from $5,976.9 million in 2007. On a constant dollar basis, revenues from communication fees increased 7.8%. The increase in communication fees resulted from the growth in the subscriber base and improved usage combined with the upward price adjustments. Communication fees consist of revenues from postpaid and prepaid subscribers, interconnect revenues and roaming revenues. Approximately 88% of communication fees represent postpaid and prepaid revenues, which increased 12%, on average, in 2008 compared to 2007. In 2008, Ukraine contributed to the growth in prepaid revenue, mainly due to the increase in its customer base and higher usage. Although the total number of postpaid subscribers is significantly lower than the total number of prepaid subscribers, the contribution of postpaid revenues to total revenue growth in absolute terms is higher than the growth in prepaid revenues in Turkey. This is mainly due to higher average revenue per postpaid subscriber. Usage by postpaid subscribers is generally higher than that of prepaid subscribers. In Turkey, during 2008, we focused on postpaid and corporate customers through acquisition and retention campaigns and promoted switches from prepaid to postpaid subscriptions. The reason for focusing on postpaid subscribers is the generally higher average revenue per postpaid subscriber. In 2008, postpaid average revenue per user was $36.8 whereas prepaid average revenue per user was $9.1. These figures indicate that postpaid average revenue per user is approximately four times the prepaid average revenue per user. Therefore, the increase in the number of prepaid subscribers has a negative effect on the blended average revenue per user and the increase in the number of postpaid subscribers has a positive effect on blended average revenue per user.

Commission revenues from our betting business decreased 2.8% to $176.2 million for the year ended December 31, 2008, compared to $181.3 million for the year ended December 31, 2007. On a constant dollar basis they decreased 4.3%, mainly due to a decrease in the commission rate from 12% to 7% starting from March 15, 2007.

Direct cost of revenues

Direct cost of revenues for the year ended December 31, 2008 increased 10% to $3,409.0 million from $3,103.4 million in 2007. On a constant dollar basis, direct cost of revenues increased 8%. The main reasons for the increase are a higher ongoing license fee as a result of the increase in gross revenues and the deduction of 2006 sales discounts from the ongoing license fee calculation base in 2007, an increase in wages and salaries due to an increase in the number of employees and periodic increase in salaries, an increase in network related expenses as a result of the increase in base station numbers and the number of leased transmission lines, higher costs of handsets given as part of our loyalty campaigns and an increase in interconnection costs as result of higher outgoing off-net calls partially offset by the decrease in depreciation and amortization expenses as a result of fully depreciated assets.

Ongoing license fees and universal funds paid to the Turkish Treasury and Turkish Ministry increased 12% to $9 75.7 million for the year ended December 31, 2008, from $871.4 million in 2007. On a constant dollar basis, ongoing license fees and universal funds increased 9.3%, primarily due to an increase in gross revenues and deduction of sales discounts of 2006 from ongoing license fee calculation base in 2007. Ongoing license fees and universal service funds expenses increased 0.2 percentage points as a percentage of revenues primarily due to absence of one-off ongoing license fee impact recorded in 2007 in regard to sales discounts in 2006 offset by the positive effect of consolidated subsidiaries on revenues.

Depreciation and amortization charges decreased 14% to $679.9 million for the year ended December 31, 2008 from $793.0 million in 2007. On a constant dollar basis, depreciation and amortization charges decreased

17% primarily due to fully depreciated fixed assets. The amortization expense for our GSM license and other telecommunication operating licenses was $57.0 million and $50.3 million for the years ended December 31, 2008 and 2007, respectively.

Interconnection and termination costs increased 14% to $496.1 million for the year ended December 31, 2008 from $434.3 million in 2007. On a constant dollar basis, these costs increased 12% despite decreases in interconnection tariffs due to an increase in calls terminated by other operators.

Transmission costs, site costs and maintenance costs increased approximately 25% to $228.2 million for the year ended December 31, 2008 from $183.6 million in 2007. On a constant dollar basis these costs increased 24% primarily due to the increase in transmission costs mainly as a result of the increase in the number of leased transmission lines in 2008 compared to 2007. In addition, uncapitalizable radio costs and expenses increased 25% to $283.4 million for the year ended December 31, 2008 from $226.2 million in 2007. On a constant dollar basis they increased 24% primarily due to an increase in radio base station number, electricity prices and maintenance and rent expenses of radio base stations.

Wages, salaries and personnel expenses for technical personnel increased 39% to $270.6 million for the year ended December 31, 2007 from $194.2 million in 2007. On a constant dollar basis wages, salaries and personnel expenses increased 37% primarily due to an increase in the number of employees and a periodic increase in salaries.

Roaming expenses increased 9% to $104.8 million for the year ended December 31, 2008 from $96.4 million in 2007. On a constant dollar basis it increased 7% due to increased duration in more expensive zones in 2008.

Billing costs increased 12% to $46.0 million for the year ended December 31, 2008 from $41.2 million in 2007. On a constant dollar basis billing costs increased 9% primarily due to an increase in the number of postpaid subscribers and increase in postage fees.

As a percentage of revenues, the direct cost of revenues remained stable at 49% for the year ended December 31, 2008 compared to 2007. Lower depreciation and amortization expenses (2.8%) as a percentage of revenues are offset by higher wages and salaries (0.8%), radio costs (0.5%), ongoing license fee (0.2%), interconnection costs (0.3%), non-revenue based operational expenses (0.3%) and other operational expenses (0.7%)

Gross profit margin was 51% for the year ended December 31, 2008 which was flat compared to 2007.

Administrative expenses

General and administrative expenses for the year ended December 31, 2008 increased 22% to $309.3 million from $252.8 million in 2007. On a constant dollar basis, general and administrative expenses increased 21%. The main reasons for the increase are: a higher bad debt expense as a result of the increase in the postpaid subscriber base, higher consultancy expenses due to new international investment projects and legal consultancy and an increase in wages and salaries due to an increase in the number of employees and a periodic increase in salaries. Overall, results from operating activities increased 2% in 2008 on a constant dollar basis.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 7% to $111.7 million for the year ended December 31, 2008 from $104.9 million in 2007. On a constant dollar basis it also increased 6%, primarily due to an increase in the number of employees and a periodic increase in salaries.

Bad debt expenses increased 87% to $65.7 million for the year ended December 31, 2008 from $35.1 million in 2007. On a constant dollar basis bad debt expenses increased 85% primarily due to an increase in the postpaid subscriber base. We provided an allowance of $196.6 million and $181.8 million for doubtful receivables for the years ended December 31, 2008 and 2007, respectively, based upon our past experience and estimates.

Consulting expenses increased 24% to $34.9 million for the year ended December 31, 2008 from $28.1 million in 2007. On a constant dollar basis consulting expenses also increased 24% primarily due to the consulting services related to new international investment projects and lawyer consultancy in 2008.

Other expenses, including collection expenses, increased 15% to $97.0 million for the year ended December 31, 2008 from $84.7 million in 2007. On a constant dollar basis other expenses, including collection expenses increased 13% primarily due to the increase in legal expenses as a result of increase in the number of cases initiated for doubtful receivables from subscribers.

Selling and marketing expenses

Sales and marketing expenses for the year ended December 31, 2008 increased 19% to $1,351.7 million from $1,138.2 million in 2007. On a constant dollar basis, sales and marketing expenses increased 17%. The main reasons for the increase are an increase in selling expenses as a result of higher subscriber acquisitions, a change in our dealer structure and commission system and intensified dealer and distributor activities, an increase in marketing expenses as a result of intensified competition and the launch of mobile number portability, an increase in wages and salaries due to an increase in the number of employees and a periodic increase in salaries and higher prepaid subscribers’ frequency usage fee due to an increase in the subscriber base and the frequency usage fee per subscriber.

Selling expenses, which consist of distributor support, dealer support, and other selling expenses, increased 19% to $598.4 million for the year ended December 31, 2008 from $501.6 million in 2007 in line with the increase in subscriber acquisitions together with the increased dealer and distributor activities and change in the dealer structure and commission system in April 2008. On a constant dollar basis these expenses increased 17%.

Total marketing expenses which consist of advertising, market research, sponsorships expenses and customer relations expenses increased 8% to $325.4 million for the year ended December 31, 2008 from $300.4 million in 2007. The increase stems primarily from increased advertising expenses resulting from increased competition and the launch of MNP. On a constant dollar basis marketing expenses increased 8%.

Prepaid subscribers’ frequency usage fee expenses increased 24% to $249.5 million for the year ended December 31, 2008 from $202.0 million in 2007 due to an increase in the prepaid subscriber base and frequency usage fee per subscriber. On a constant dollar basis, prepaid frequency usage fee expenses increased 21%.

Wages, salaries and personnel expenses for selling and marketing employees increased 37% to $131.2 million for the year ended December 31, 2008 from $95.8 million in 2007. On a constant dollar basis these expenses increased 33% primarily due to an increase in the number of employees and a periodic increase in salaries.

Results from operating activities

Results from operating activities increased to $1,896.5 million for the year ended December 31, 2008, from $1,819.5 million in 2007. However, as a percentage of revenues, results from operating activities decreased to 27.2% in 2008 from 28.8% in 2007, mainly due to higher sales and marketing and administrative expenses.

Net financial income/(expenses)

In 2008, we recorded net financial income of $305.3 million compared to net financial expenses of $242.8 million in 2007. On a constant dollar basis net financial income increased 214%. The improvement in net financial income mainly attributable to a significant decrease in translation losses from $460.8 million in 2007 to $44.5 million in 2008 and an increase in income interest income on bank deposits from $241.1 million in 2007 to $359.4 million in 2008 as a result of the increase in cash balance.

Financial expenses decreased 75% to $136.8 million for the year ended December 31, 2008 from $551.1 million in 2007. On a constant dollar basis financial expenses decreased 69%. Financial expense in 2007 was primarily due to foreign exchange losses of $460.8 million compared to $44.5 million in 2008. Foreign exchange losses in 2007 can be classified into two main categories: the first category comprises losses incurred on derivative financial instruments, in particular forward contracts, that matured in 2007 and that amount to $232.5 million; the second category comprises realized and unrealized foreign exchange losses on net foreign exchange position, which amounted to $228.3 million. Foreign exchange losses in 2008 are mainly attributable to net foreign exchange position. On a consolidated basis, foreign exchange gains on net foreign exchange position of Turkcell are offset by the foreign exchange losses of Euroasia realized on loans and borrowings due to the 52% depreciation of Hryvnia against the U.S. Dollar in 2008.

Financial income increased 43% to $442.1 million for the year ended December 31, 2008 from $308.4 million in 2007 mainly as a result of our increased cash balance. On a constant dollar basis financial income increased 43%.

Share of profit of equity accounted investees

Our share of the profit of equity accounted investees was $103.0 million for the year ended December 31, 2008 compared to $64.9 million in 2007. It increased 88% on a constant dollar basis due to Fintur’s successful performance in 2008.

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

Income tax expense

Income tax expense for the year ended December 31, 2008 was $549.8 million and $322.4 million in 2007. This increase was mainly due to an increase in Turkcell’s profit before tax.

The effective tax rate was 24% and 20% for the years ended December 31, 2008 and 2007, respectively. The higher effective tax rate in 2008 is mainly due to the losses consolidated from Ukraine operations.

Differences between the effective tax rate and the statutory tax rate include, but are not limited to, the effect of tax rates in foreign jurisdictions, tax exempt income, non-deductible expenses or tax incentives not recognized in profit or loss.

Profit for the period attributable to equity holders of the Company

Profit for the period attributable to equity holders increased 30% to $1,836.8 million from $1,350.2 million in 2007. On a constant dollar basis, profit for the period attributable to equity holders increased 33% mainly due to the positive effect of the decrease in the foreign exchange losses registered in 2008 and an increase in finance income as a result of our larger cash balance.

Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated statements of operations under “non-controlling interests”.

Non-controlling interests increased 164% to $81.8 million for the year ended December 31, 2008 compared to $30.9 million in 2007. On a constant dollar basis it increased 195% primarily due to the increase in the net loss generated by our 55% owned subsidiary, Euroasia.

For the year ended December 31, 2008, Euroasia generated a net loss of $326.5 million leading to income from non-controlling interests of approximately $130.3 million. In 2007, the net loss of Euroasia amounted to $167.7 million and resulted in income from non-controlling interests of approximately $74.2 million. Euroasia has generated higher losses for the year ended December 31, 2008, compared to 2007, primarily due to foreign exchange losses as a result of the 52% depreciation of the Ukranian Hryvnia against the U.S. Dollar in 2008.

Net profit generated by Inteltek for the years ended December 31, 2008 and 2007 has resulted in expenses from non-controlling interests of approximately $39.2 million and $46.2 million, respectively, which has had an offsetting effect on the non-controlling interest income recorded from Euroasia.

Effects of Inflation

The annual inflation rates in Turkey were 6.5%, 10.1% and 8.4% for the years ended December 31, 2009, 2008 and 2007 respectively, based on the Turkish consumer price index. The global deflation process and strongly negative output gap were the primary contributors that allowed CBRT to achieve its inflation target of 7.5% for 2009. Inflation is expected to remain low in the near term. However, risks are increasing due to the rise in commodity prices, domestic/external demand conditions and an unfavorable base effect. The low base effect created in the first half of 2009 will lead to some mild increases in annual inflation rates through mid-2010. The current inflation target set by the Central Bank is 6.5% with a confidence interval of between 4.5% and 8.5% for 2010. The most recent CBRT inflation report and survey indicate that consumer inflation will rise to around 8.0% by the end of 2010. For additional information, see “Item 3.A. Selected Financial Data-Exchange Rate Data” and “Item 3.D. Risk Factors”.

Foreign Currency Fluctuations

We conduct our business in several currencies other than functional currencies of each of our locations. As a result of our exposure to foreign currency, exchange rate fluctuations have a significant impact, in the form of both translation and transaction risks, on our consolidated financial statements.

Exchange rate movements impact our assets and liabilities denominated in currencies other than TRY, Ukranian Hryvnia and Belarusian Rubles for our operations in Turkey, Ukraine and Belarusia, respectively. We use forward exchange contracts and options to hedge our non-TRY denominated liabilities.

Our foreign currency risk management policy is focused on hedging foreign currency exposure arising from non-TRY denominated liabilities and purchase commitments. Please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk-Exchange Rates and Foreign Currency Exposure”. We hedge our currency risks with forward exchange contracts and options.

New Accounting Standards Issued

See Note 3 of our Consolidated Financial Statements.

5.B Liquidity and Capital Resources

Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile communications network, for operational capital expenditures, for working capital, and to service our debt obligations. A summary of our consolidated cash flows for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
U.S $million
Net cash provided by operating activities	1,294.9	1,674.4	2,156.2
Net cash used for investing activities	(1,485.0)	(695.2)	(440.5)
Net cash used for financing activities	(5.4)	(353.6)	(255.0)
Net cash (decrease)/increase in cash and cash equivalents	(164.6)	206.7	1,737.5

Net cash provided by our operating activities for the years ended December 31, 2009 and 2008 amounted to $1,294.9 million and $1,674.4 million, respectively.

The decrease in net cash from operating activities is mainly due to the decrease in profit from operational activities in 2009 compared to 2008 by $650.3 million. However we should consider the subtotal after the adjustments for profit for the period in order to analyze the decrease in cash from operating activities since these line items are adjusting in nature, they are to be excluded from net cash from operating activities and they either do not have any effect on net cash from operating activities or they have an offsetting effect on the changes in working capital. Therefore, the trend in cash from operating activities should be correlated with the trend in results from operating activities and income tax expense. The subtotal, after the adjustments, decreased from $2,124.6 million in 2008 to $1,816.7 million in 2009. The negative impact of the decrease in operational revenues, which was partially netted off with the decrease in income taxes paid ($395.0 million in 2009 from $687.3 million in 2008) resulted in a 22.7% decrease in net cash provided by our operating activities.

Cash flow from operations provides us with sufficient means to implement our plans. However, new technologies are excluded from the current projections. The addition of any new technologies, such as 3G, or any new partnership opportunities may require both higher operating expense and capital expenditures, which may lead us to seek a cash injection in the future.

Net cash used for investing activities for the years ended December 31, 2009 and 2008 amounted to $1,485.0 million and $695.2 million, respectively. Cash used for acquisition of subsidiaries was $310.0 for the year ended December 31, 2008 whereas it was nil for 2009. For the year ended December 31, 2009 we spent approximately $1,769.3 million for capital expenditures compared with $808.2 million in 2008, For the $1,769.3 million in capital expenditures, approximately $1,210.8 million was related to capital expenditures made by Turkcell mainly for our mobile communications network in Turkey including 3G license whereas it was $388.4 million in 2008. Total capital expenditures of Euroasia is $216.4 million for the year ended December 31, 2009 whereas it was $155.8 million for the year ended December 31, 2008.

Net cash used for financing activities for the years ended December 31, 2009 and 2008 amounted to $5.4 million and $353.6 million, respectively. The decrease is mainly attributable to proceeds from the issuance of loans and borrowings partially netted off with higher dividend payments in 2009. In 2009, we repaid $944.1 million of our loans compared to $488.0 million in 2008, and we made a dividend payment totaling $744.4 million compared to $557.0 million in 2008.

Source of liquidity

Our loans from financial institutions consist of local and international bank borrowings with either fixed or variable interest rates. A significant portion of our bank borrowings is utilized to finance our consolidated subsidiaries’ financing needs. All of our loans are U.S. Dollar or Belarusian Ruble (“BYR”) denominated. The variable interest rates vary from Libor + 1.35% to Libor + 3.75% for the loans denominated in U.S. Dollars and 1/2 the refinancing rate of the National Bank of Belarus (“RR”) to RR+2 for the loans denominated in BYR. The fixed interest rates vary from 2.24% to 2.97%. The loans are payable over the period 2010 to 2020.

The ratio of our loans and borrowings to equity was 26% as of December 31, 2009 compared to 14% as of December 31, 2008. We have been able to maintain our leverage at a satisfactory level and well in line with our targets. For more information, see Note 24 to our Consolidated Financial Statements.

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

On December 30, 2005, Euroasia, together with ING Bank N.V. (“ING Bank”) and Standard Bank London Ltd. (“Standard Bank”), finalized a long-term syndicated financing project of $390.0 million, of which $368.7 million has been used.

By the end of 2006, we decided to take over all or a portion of the rights and obligations of Euroasia’s senior creditors, who may decline to participate in the facilities following restructuring. On April 19, 2007, Euroasia sent a letter, accompanied by a term sheet, to ING Bank, the Facility Agent. With this term sheet, Euroasia proposed a restructuring of the senior syndicated facility and provided that in the event that some or all of the creditors did not consent to the proposed amendments, Turkcell would purchase the loans and commitments held by such non-consenting creditors. Since the creditors did not consent to the proposed amendments, Euroasia repaid the lenders under the long-term syndicated financing project on June 27, 2007, through borrowings from Financell, a wholly-owned subsidiary.

In addition, as part of the project financing package, a long term junior facility of up to $150.0 million (including interest amounting to $24.0 million) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank T.A.S. Malta Branch. The junior facility is fully guaranteed by Turkcell. This facility has been fully utilized as at December 31, 2009.

Under the current assumptions and circumstances, we expect to generate adequate levels of cash to maintain our strong cash position in the future and to have positive cash flow related to our communications and technology activities in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow and our strong cash balance as of December 31, 2009. Our commitments through 2010 include dividend payments, quarterly corporate tax payment, payment due on December 31, 2010 for the acquisition of Belarusian Telecom and capital expenditures.

The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this Annual Report.

Important factors that may adversely affect our projections include general economic conditions, change in the competitive environment, developments in the domestic and international capital markets, increased investments, changes in telecommunication regulations and mismatches between the currencies in which we generate revenue and hold liquid assets and the currencies in which we incur liquid obligations and debt. Please see “Item 3.D. Risk Factors” for a discussion of these and other factors that may affect our projections.

Capital Transactions

All share amounts and per share figures reflected in our historical financial statements have been restated retrospectively for the aforementioned stock splits.

Capital Transactions in Euroasia

On April 4, 2006, Euroasia, our Ukrainian subsidiary, announced the merger with DCC, our other Ukrainian subsidiary, in order to optimize the internal processes of both companies. On August 1, 2006, the merger transaction was completed.

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

In February 2009, April 2009 and September 2009, we and SCM decided to contribute to the share capital of Euroasia in an aggregate amount of $20 million, $37 million and $150 million, respectively, in exchange for shares in the capital of Euroasia, whereby we and SCM shall make such contribution proportionate to our shareholding in Euroasia at the time of each capital contribution. We paid our contribution portion of amounting $11.0 million, $20.3 million and $46.2 million as of April 23, July 1 and October 9, 2009 respectively for the above stated capital contribution decisions. For a description of and additional information regarding our funding and commitments in relation to Euroasia, see “Liquidity and Capital resources—Liquidity—Sources of Liquidity”.

General Economic Conditions

As the crisis spread to the economy on a global scale, Turkey’s growth performance slowed considerably. Recent data have shown that Turkey’s economic activity is on a gradual path to recovery, which is expected to continue in the period ahead. Real economic growth for 2010 is expected to be around 5.0% due to a weak base effect, a pick-up in domestic demand and inventory restocking. However, Turkey’s external borrowing needs, foreign direct investment prospects, weak external demand and no stand-by agreement with the IMF increase the concerns about its economic outlook.

Our credit ratings as of the end of March 2010 are noted below:

Standard & Poor’s	BB+
Fitch	BBB-
Moody’s	Ba2

Any further upgrades from the ratings agencies may allow us to lower the cost of borrowing for any future indebtedness in the domestic and international debt and capital markets. Conversely, any ratings downgrade may limit our future access to debt and capital markets and increase the cost of borrowing.

In addition, Standard & Poor’s, Fitch and Moody’s assigned local currency ratings of BB+, BBB- and Ba2, respectively as of the first quarter 2010. There are no covenants in our facility agreements that would be triggered by changes in our credit ratings.

Dividend Payments

For additional details regarding our dividend policy, see “Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy”.

5.C Research and Development, Patents and Licenses, etc.

As of December 31, 2009, we have applied for the registration of 13 patents and 3 international patent applications. We own 1 utility model under the applicable Turkish patent legislation. As of December 31, 2009, we have registered 512 trademarks and 104 trademark applications under the applicable Turkish trademark legislation. We have 3 international trademarks and 25 international trade mark applications. As of December 31, 2009, we have registered 13 industrial designs under the applicable Turkish legislation on the protection of industrial designs and we have 1 international industrial design application.

As of March 10, 2006, we opened a technology center which brings together all our research and development operations in a single location. We further advanced our research and development operations in 2007 with the establishment of a wholly owned, indirect subsidiary, Turkcell Teknoloji, on April 2, 2007, to carry out our research and development activities. The activities of the technology center are expected to include the following:

•	Partnership software development, customization and/or integration of software products of suppliers through the service and product development processes; and

•	Developing network infrastructure strategies in a fast evolving information-communication technologies world; and designing short and long term technology road maps for our operations.

At March 31, 2010, our R&D Center had a staff of approximately 359 qualified people.

Internally developed software arising from our R&D partnership amounted to approximately $25.6 million, $13.9 million and $4.2 million in 2009, 2008 and 2007, respectively. Internally developed software does not include any costs relating to the research phase.

5.D Trend Information

Changing Subscriber Base

The proportion of postpaid subscribers in our subscriber base was 27%, 20% and 18% in 2009, 2008 and 2007, respectively, due to our value focus. The majority of our subscriber base, however, consists of prepaid subscribers. Trends indicate that prepaid subscribers have more control over their usage patterns.

As of April 1, 2010, the “unit based tariff system” changed into “TRY based tariff system with ICTA’s decision, which may have an impact on our subscribers’ usage behavior.

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

We routinely enter into operating leases for property in the normal course of business. At December 31, 2009, there were no commitments and contingent liabilities in material amounts arising from such operating leases.

Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2009.

	Total amount committed	Amount of contingent liability expiration per period Remaining commitment
		at December 31, 2009	Indefinite*	Less than one year	1-3 years	3-5 years	Over 5 years
U.S.$ Million
Bank Letters of Guarantee	216.4	216.4	94.5	15.6	0.1	—	106.1

*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2009, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to custom authorities, private companies and other public organizations amounting to $216.4 million.

As of December 31, 2009, we have provided $1,102.7 million financial guarantees to our wholly-owned subsidiaries. See “Item 5.B. Liquidity and Capital Resources—Sources of Liquidity”.

5.F Tabular Disclosure of Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2009.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(U.S.$ Million)
Loans and borrowings(*)	1,629.9	699.9	765.1	119.8	45.1
Finance Lease Obligations	5.6	2.8	2.8	—	—
Payable in relation to the acquisition of Belarusian Telecom	200.0	100.0	—	—	100.0
Financial liability in relation to put option	75.2	—	—	75.2	—
Total Contractual Cash Obligations	1,910.7	802.7	767.9	195.0	145.1

*	includes undiscounted interest

	Amount of Commitment
Other Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(US$ Million)
Purchase Obligations	245.1	207.7	37.4	—	—

As at December 31, 2009, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $245.1 million. Out of total purchase commitments, $98.1 million represents commitments with respect to property, plant and equipment and intangible assets.

5.G Safe Harbor

Not applicable.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

Board Members

Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management. Our Articles of Association mandates a Board of Directors containing seven members.

The following table sets forth the name of each member of our Board of Directors, who all serve for terms of three years. Our Articles of Association provide for a staggered Board of Directors. As a result of prior resignations and interim appointments, every member of our Board of Directors was up for re-election at our Annual General Assembly held on May 8, 2009.

In 2009, our Board of Directors had the following members:

Name	Date appointed to the Board of Directors
Mehmet Emin Karamehmet (Chairman)*	May 8, 2009
Mehmet Bulent Ergin	May 8, 2009
Aimo Eloholma	May 8, 2009
Tero Erkki Kivisaari	May 8, 2009
Alexey Khudyakov	May 8, 2009
Oleg Malis	May 8, 2009
Colin J. Williams*	May 8, 2009

*	Colin J. Williams was appointed Chairman by Turkcell’s Board of Directors on February 25, 2010, replacing Mehmet Emin Karamehmet. Mr. Karamehmet remains a member of our Board of Directors.

Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. The following table sets forth the name and office of each member of our Corporate Executive Team during fiscal year 2009.

Name	Office
Sureyya Ciliv	Chief Executive Officer
Hulusi Acar	Chief Consumer Sales Officer
Umit Akin	Chief Legal Affairs Officer
Cenk Bayrakdar*	Chief Product and Services Management Officer
Tayfun Cataltepe	Chief Corporate Strategy and Regulations Officer
Selen Kocabas	Chief Business Support Officer
Ilker Kuruoz	Chief Information and Communication Technologies Officer
Serkan Okandan	Chief Financial Officer
Koray Ozturkler	Chief Corporate Affairs Officer
Lale Saral Develioglu	Chief Marketing Officer
Emre Sayin**	Chief Corporate Business Officer
Ilter Terzioglu	Chief Network Operations Officer
Ekrem Yener***	Chief International Expansion Officer

*	Mr. Cenk Bayrakdar, who served as our Chief Information and Communication Technologies Officer, was appointed Chief Product and Services Management Officer on September 1, 2009.
**	Mr. Emre Sayin, who served as our Chief Consumer Sales Officer, was appointed Chief Corporate Business Officer on December 10, 2009.
***	Mr. Ekrem Yener, who served as our Chief Corporate Business Officer and Chief Special Projects Officer, was appointed Chief International Expansion Officer on January 18, 2010.

Biographies

Board Members

Colin J. Williams, age 68, was appointed Chairman on February 25, 2010 and re-appointed to the Board of Directors on May 8, 2009. He also serves as a Voting Member and Chairman of the Audit Committee of Turkcell’s Board of Directors. He is Chairman of Clondalkin and Chair of the Audit and Remuneration Committees of Clondalkin, a consumer industrial packaging company. From January 2001 to December 2004, Mr. Williams served as President of SCA, North America, which is active in the packaging sector, personal care and paper tissue products. He was a long-term board member and Vice Chairman of ICCA, the International Corrugated Packaging Institution, the European Federation of Packaging and the Federation of Paper Producers (CEPI). Mr. Williams is the founding President of Propak Europe and was a board member of the Greater Philadelphia Chamber of Commerce between 2002 and 2004. From 1988 to 2001, Mr. Williams was the President of SCA Packaging, prior to which he served as the Managing Director of Bowater, a corrugated packaging company, for four years. From 1978 to 1984, he was first the Sales Director and then the General Manager of Chicopee in the Netherlands, a non-woven fabrics company of Johnson & Johnson. Mr. Williams holds an MBA degree in finance from NYU, an M.Sc. degree in physical chemistry and a doctorate from Lund University in Sweden.

Mehmet Emin Karamehmet, age 66, was re-appointed the Chairman of the Board of Directors on May 8, 2009 and served as Chairman until February 2010. He is also the Chairman of the Board of Directors of Cukurova Holding, BMC, Cukurova Havacilik and Noksel, and a member of the Board of Directors of Cukurova Insaat Makinalari A.S. Mr. Karamehmet attended Dover College, Kent, England, and Robert College, Turkey.

Mehmet Bulent Ergin, age 61, was re-appointed as a member of the Turkcell Board of Directors on May 8, 2009. After holding responsibility for Hochtief AG’s First Bosphorus project and Tekfen A.S.’s Iraq-Turkey pipeline project, Mr. Ergin worked in various positions at Cukurova Group companies. He held a managerial position at Cukurova Ithalat ve Ihracat T.A.S. and was a managing director at Maysan A.S. and Baytur Trading S.A. Currently, Mr. Ergin is Chairman of the Board of Directors of Genel Denizcilik Nakliyati A.S., Show TV, Aksam Gazetesi and Genel Enerji A.S., and he also holds the position of Board membership in Cukurova Holding. Mr. Ergin majored in Civil Engineering at Robert College, Turkey.

Aimo Eloholma, age 60, was re-appointed to the Board of Directors on May 8, 2009. Mr. Eloholma joined TeliaSonera in 1974 and retired at the end of 2009. At TeliaSonera, he held management and executive positions in data communications, sales and marketing, business development and corporate planning, and international operations. Currently, he is the Chairman of the Board of Directors of Megafon and member of the Board of TelecomInvest. He also served as a non-executive board member of Turkcell in 2003-2004. He holds a Master of Science in Electrical Engineering from Helsinki University of Technology and has also studied Economics and Business Administration.

Tero Erkki Kivisaari, age 37, was re-appointed as a member of the Board of Directors on May 8, 2009. Mr. Kivisaari has been the President of TeliaSonera in Eurasia since May 1, 2007 and the Chairman of the Board of Directors of Fintur Holdings B.V. Previously Mr. Kivisaari has served as the chief financial officer and vice president of TeliaSonera in Eurasia. Mr. Kivisaari served as an associate professor of finance at the Helsinki School of Economics and holds an MBA in finance.

Alexey Khudyakov, age 39, was re-appointed to the Board of Directors on May 8, 2009. He is also a Vice President at Altimo. Prior to his appointment to Altimo, Mr. Khudyakov held a Vice President position with Alfa Bank, managing the bank’s investments in Golden Telecom and Kyivstar. He also worked for the Moscow office of McKinsey & Co. from 1998 to 2002. Mr. Khudyakov holds a Master of Business Administration degree from INSEAD and a Master’s degree in Applied Mathematics and Physics from the Moscow Institute of Physics and Technology. He is a non-executive board member of Turkcell. He is also an Observer Member of the Audit Committee of Turkcell’s Board of Directors. Mr. Khudyakov was named to the Audit Committee in reliance on Rule 10A-3(b)(1)(iv)(D) under the Securities Exchange Act of 1934.

Oleg Malis, age 35, was re-appointed to the Board of Directors on May 8, 2009. He is also Senior Vice President of Altimo. Mr. Malis began working for Altimo in 2005. Between 2003 and 2005 Mr. Malis was Senior Vice President and M&A Director at Golden Telecom. Before joining Golden Telecom, Mr. Malis founded Investelectrosvyaz and Corbina Telecom. Mr. Malis holds a degree in Systems Engineering from Moscow State Aviation Technological University.

Executive Officers

Sureyya Ciliv, age 51, was appointed the Chief Executive Officer of Turkcell on January 9, 2007. Having previously worked as Microsoft Turkey country manager between 1997-2000, he served in various management positions in Microsoft Global Sales, Marketing and Service Group in the USA between 2000 and 2007. Prior to 1997, Mr. Ciliv was the General Manager and Chairman of Novasoft Systems Inc., a company he established in Boston, USA. Sureyya Ciliv received his MBA degree from Harvard University in 1983 after successfully graduating with honors in Industry & Operations Engineering and Computer Engineering from the University of Michigan in 1981.

Hulusi Acar, age 38, joined Turkcell in 2000 and was appointed Chief Consumer Sales Officer on December 10, 2009. He graduated from Istanbul University’s Business Administration department in 1995. Mr. Acar worked in sales positions in THY and Koctas A.S. At Turkcell he worked as Area Sales Manager, Marmara Region Coordinator and Turkey Sales Manager between 2000-2004. Between March 2004 and November 2006 he was Sales and Customer Relationship Chief Executive Officer of Astelit. Prior to his current position as Chief Consumer Sales Officer, he worked as the Sales Management and Wholesale and Distribution Management Division Head.

Umit Akin, age 39, joined Turkcell in 2002 and was appointed Chief Legal Affairs Officer on February 1, 2010. Prior to his current position, he was the Division Head of Turkcell’s Regulatory Legal Affairs department. Mr. Akin began his professional life in 1996 at Ankara University’s Faculty of Law as a Research Assistant. He then worked as a Lawyer at Ericsson. Umit Akin graduated from Ankara University, Faculty of Law in 1995 and holds a master’s degree in Public Law. He is continuing his doctorate education in the same department.

Cenk Bayrakdar, age 41, joined Turkcell in 2000 and was appointed Chief Product and Services Management Officer on September 1, 2009. Having started his professional career at Arcelik, he held several managerial positions on the IT and Production Teams. He then worked at Corbuss as the Business Development Coordinator between 2001-2002 and served as the Partnership Development Division Head of Turkcell between 2002 and 2004. Prior to his current position at Turkcell as the Chief Product and Services Management Officer, Mr. Bayrakdar acted as the Chief Information and Communication Technologies Officer.

Tayfun Cataltepe, age 48, is the Chief Corporate Strategy & Regulations Officer. After graduating from the Electronic Engineering Department of Bosphorus University, Cataltepe received his MSc degree from Michigan Technology University and doctorate degree from the University of California, Los Angeles. From 1990 to 1998, he worked as a Research and Development Engineer in the Bell Laboratories. In 1998 he moved on to AT&T as the IP Network and Service Planning projects manager, where he worked until 2003. Following AT&T, he started to work at Aycell as the Deputy General Manager in charge of Technical Operations. He was then Deputy General Manager in charge of Network Operations at AVEA from 2004 to 2006. In 2007, Mr. Cataltepe served as the Europe Telecom Sector Expert in the Transaction Integration Services Department of Ernst & Young. Since 2007, he has been working at Turkcell as a Chief Officer.

Selen Kocabas, age 41, joined Turkcell in 2003 and since May 1, 2003, she has been the Chief Business Support Officer in charge of human resources, corporate information systems, procurement and contract management, and administrative issues. Mrs. Kocabas started her professional career as a Management Trainee at Koc Holding, Mrs. Kocabas later worked as Human Resources Expert at Arcelik, then as a Human Resources Coordinator at Marshall, followed by Groupe Danone SA where she worked as Human Resources Director. Selen Kocabas is a graduate of Economics from Istanbul University. She also obtained a master’s degree in Human Resources Management from Marmara University.

Ilker Kuruoz, age 40, is Turkcell’s Chief Information and Communication Technologies Officer as of September 2009. He joined Turkcell in 2006. Kuruöz has started his professional career in 1994 in ABT. He then worked in NCR as a System Consultant, in Garanti Teknoloji as a Division Manager and in Accenture as a Senior Manager. Prior to his current position at Turkcell, he was the Capacity Division Head of Turkcell. Ilker Kuruoz graduated from Bilkent University Computer and Informatics Engineering in 1992 and holds a Master’s degree from the same department.

Serkan Okandan, age 40, joined Turkcell in 2000. Since January 1, 2006, he has been the Chief Financial Officer of Turkcell. Prior to this appointment, he was the Financial Control and Reporting Division Head of Turkcell. Mr. Okandan started his professional career at PricewaterhouseCoopers in 1992. He then worked for DHL and Frito Lay as a Financial Controller. Serkan Okandan is a graduate in Economics from Bosphorus University.

Koray Ozturkler, age 46, joined Turkcell in 1998 and since April 9, 2008 he has been the Chief Corporate Affairs Officer. Prior to this appointment he was the Investor Relations division head at Turkcell and before that he was the division head of International Business Development. Mr. Ozturkler started his career in the USA at Accenture Consulting. He continued his career at Yapi Kredi Bank. Mr. Ozturkler is a graduate of Johnson C. Smith University Marketing Division and he received his MBA majoring in MIS from Mercer University.

Lale Saral Develioglu, age 41, joined Turkcell in 2003 and since June 19, 2006 she has been the Chief Marketing Officer of the Company. Prior to this position, she was the Individual Marketing Division Head of

Turkcell. Starting her career at Unilever, Lale Saral Develioglu served as Brand Manager for 5 years and Marketing Manager for 7 years in various product categories and markets between 1992 and 2003. She is a graduate from the department of Industrial Engineering of Bogazici University. She also holds a master’s degree in Management Engineering from Rensselaer Polytechnic Institute, New York.

Emre Sayin, age 42, is Chief Corporate Business Officer of Turkcell since December 2009. Sayin worked for Evyap Pazarlama ve Tic. A.S. as the Deputy General Manager in charge of Marketing in 2005-2006 and for Kodak A.S. as the General Manager in 2002-2005. Prior to that Emre Sayin was the Chief Marketing Officer for Microsoft Turkey between 1999-2002. Sayin worked as the Marketing and Category Manager of Unilever Turkey between 1992-1999. Emre Sayin is a graduate of Bosphorus University’s Department of Industrial Engineering and holds a Master’s degree in Systems and Industrial Engineering from Rutgers University. Prior to his current position in Turkcell, he was the Chief Consumer Sales Officer.

Ilter Terzioglu, age 43, joined Turkcell in 2003 and since April 1, 2006 he has been the Chief Network Operations Officer. Mr. Terzioglu has worked in the communications sector since 1993 and served as Assistant General Manager at Ericsson, Superonline and Show TV. Mr. Terzioglu is a graduate of the Department of Econometrics at Istanbul University.

Ekrem Yener, age 48, joined Turkcell in 2007, and has held positions as Chief Corporate Business Officer and Chief Special Projects Officer. Currently, he is acting as Turkcell’s Chief International Expansion Officer. He worked for Aysu Dis Tic. A.S. and Digital Equipment A.S. as a Sales Manager from 1991-1998. Yener worked as the Ankara Regional Manager of Microsoft Turkey in 1998. He was appointed Microsoft’s Deputy General Manager in Charge of Marketing in 2002 and was the Deputy General Manager in charge of Business and Strategy Development between 2004-2007. He graduated from the Istanbul Technical University’s Department of Metallurgical Engineering in 1982 and received a Master’s Degree in Material Sciences from the University of California at Berkley in 1986 and in High Level Marketing Management from Kellogg University. Prior to his current position at Turkcell, Yener was Chief Corporate Business Officer.

6.B Compensation

The compensation of the Board of Directors is resolved by the shareholders at general assemblies. The Board, upon the recommendation of the Corporate Governance Committee, together with its own determinations, should decide on a proposal to the General Assembly whether board members will be remunerated and if such is the case, the form and amount of compensation to be paid to the board members. In our Extraordinary General Assembly held on October 2, 2009, it was decided that, effective May 8, 2009, each board member will be paid net remuneration amounting to $5,000 per month. Independent board members will be paid an additional net remuneration of EUR 10,000 per month.

For the year ended December 31, 2009, we paid an aggregate of approximately $8.0 million to our executive officers including: indemnities, salaries, bonuses and other benefits. There was no deferred or contingent compensation accrued for the year payable to executive officers other than those already included in $8.0 million. In 2008, we paid an aggregate of approximately $7.9 million to our executive officers including: indemnities, salaries, bonuses and other benefits. Furthermore, we do not maintain any profit sharing, pension or similar plans. We have Directors and Officers Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is $40 million, and there are a number of insurers, each covering a different layer of the policy. The Directors and Officers Liability insurance is London based, but it is provided through two insurance companies in Turkey, Genel Sigorta A.S. and AIG Sigorta A.S. In 2008 we paid a premium amounting to approximately $542,000, and in 2009 we paid a premium of approximately $350,000. The policy will expire on September 2, 2010, and we will consider its renewal based on the terms and conditions offered.

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

Committees of the Board of Directors

The Audit Committee

We are required under Turkish laws and regulations, U.S. securities laws and regulations and the rules of the New York Stock Exchange (“NYSE”) to have an audit committee of the Board of Directors appointed from among the members of the Board of Directors. Our audit committee has two members: Mr. Colin J. Williams and Mr. Alexey Khudyakov (non-voting observer member). As required by the CMB Communiqué Serial:X No: 22 which is binding upon public companies in Turkey, Mr. Williams and Mr. Khudyakov are non-executive members of our Board of Directors. Mr. Williams chairs the audit committee and is considered independent under the U.S. Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the CMB Corporate Governance Principles. Mr. Khudyakov is an “observer member” on the audit committee and is not considered independent under the U.S. Sarbanes-Oxley Act of 2002 and rules promulgated thereunder. On January 26, 2007, the CMB informed Turkcell that Alexey Khudyakov’s current status, as an “observer member” on the audit committee does not satisfy the requirements under Article 25, “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently so that our Company can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive Board member and have initiated a lawsuit before an administrative court seeking to suspend the execution and to annul the decision of the CMB with respect to Mr. Khudyakov. The administrative court ultimately dismissed our lawsuit in January 2008. In March 2008, we appealed before the Council of State. However, on April 9, 2008, the Council of State rejected our request to suspend the decision. We are still awaiting a final decision with respect to this appeal.

Pursuant to the decision we were notified of on October 23, 2008, the CMB gave Turkcell an administrative penalty amounting to TRY 11,836 (equivalent to USD $7,847 as of April 6, 2010) for not complying with its decision stating that Mr. Khudyakov’s current status, as an “observer member” on the audit committee, does not satisfy the requirements under Article 25, “Committees Responsible for Auditing” of the CMB and required that Turkcell inform its shareholders of such penalty at the next General Assembly (which was held on January 30, 2009). In November 2008, we commenced a lawsuit before the court. The lawsuit is still pending.

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

•

establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting control systems or auditing matters and establishing procedures for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

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

The members of our Corporate Governance Committee are Messrs. Mehmet Bulent Ergin, Aimo Eloholma and Oleg Malis. The Board of Directors does not have a remuneration committee; however, the Corporate Governance committee may give recommendations on remuneration, including the remuneration of our Chief Executive Officer. In accordance with Turkish law, the committee does not have the power to set remuneration independent of the Board of Directors.

6.D Employees

From our formation in 1993, we have grown from approximately 90 employees to 10,452 employees as at December 31, 2009. Due to our customer growth and the increasing need for competent employees, we focus on the quality of our recruitment. The following table sets forth the number of employees by activity employed by us at December 31, 2007, 2008 and 2009.

	2009	2008	2007
Turkcell
Marketing	189	179	183
Sales(1)	523	520	491
Finance	220	225	204
Service & Product Development	—	532	669
Network Operations	776	821	791
Business Support	211	298	322
VAS Management(5)	—	96	98
CEO Office(6)	3	138	92
Corporate Affairs	29	—	—
Corporate Risk Management	15	—	—
Corporate Strategy & Regulations(2)	37	—	—
Legal Counseling	59	—	—
Special Projects	2	—	—
International Investment Coordination(3)	24	15	14
Investments	—	—	11
Information & Communication Technologies	545	—	—
Product & Services Management(5)	100	—	—
Subtotal	2,709	2,809	2,875
Subsidiaries
Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S.	4,863	4,635	4,766
Limited Liability Company Astelit	1,132	1,284	1,420
Belarusian Telecom	445	434	—
Global Bilgi LLC	352	327	0
Superonline	318	289	173
Turkcell Teknoloji Arastirma ve Gelistirme A.S	315	269	63
Kibris Telekom	171	174	152
Others(4)	147	154	208
Subtotal	7,743	7,566	6,782
Total	10,452	10,375	9,657

(1)	Sales includes “Consumer Sales” and “Corporate Business”.
(2)	To increase our business effectiveness and our adaptation to change and by taking regulation excellence principles into consideration, “Regulations” has been moved to Corporate Strategy as of July 1, 2008.
(3)	International Investment Coordination includes experts and is not included in the subtotal.
(4)	Others includes the following subsidiaries: Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. and Global Tower.
(5)	As of September 2008, the VAS Management function has been restructured to form Product and Services Management in order to focus on products and services.
(6)	As of 2009, the following groups are no longer reported as part of the CEO Office and are presented separately: Corporate Affairs, Corporate Risk Management, Corporate Strategy & Regulations, Legal Counseling and Special Projects.

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

Significant factors involved in the process of determining compensation and benefits for our employees are our grading structure (based on the Mercer IPE system), market movement data and individual performance. We make salary adjustments once yearly. Principal factors in salary adjustments are market movements and economic indicators (e.g. the rate of inflation). We pay performance bonuses annually to all our employees in accordance with individual and company performance results. Our performance evaluation system evaluates the whole year performance of our employees through two primary activities: target setting and 360-degree evaluation. Benefits packages are designed in line with the local market practice and linked to grade bands/levels where the benefits package improves as the grade band/level increases. We run a flexible benefits plan that allows our employees to select from a pool of choices that suit them such as several shopping & travel vouchers, allowance for children and payment to the Defined Contribution Plan (the “DCP”). The DCP is a voluntary pension system in which we and the employee make equal contributions. After a vesting period of three years, the employee gets ownership of the contribution we made. The DCP covers all employees who have been working with us for a minimum of six months.

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

To further develop our employees we have created the Turkcell Academy. The Turkcell Academy is structured as a center of development for Turkcell Group employees. The Turkcell Academy was created as part of Turkcell’s philosophy of investing in people and is one of our proactive development solutions supporting group strategies and helping to improve Turkcell’s performance. With the Turkcell Academy’s branded long-term development programs, technical and non-technical courses, web-based training systems, e-learning and language teaching, Turkcell Group has become an environment in which employees get together to receive a broad variety of educational content and to share information.

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

6.E Share Ownership

Based on reporting made to us in March and April of 2010, we believe that the aggregate amount of shares owned by our Board members and senior officers at such time was approximately 57,092, which amounts to less than 1% of our outstanding shares. No individual Board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth our major shareholders’ ordinary share ownership representing approximately 66.52% of our company’s capital. This information is current as of December 31, 2009 based on the Company’s official share book.

Name and Address of Owner	Nominal TRY Value of Shares Owned(1)	Percent of Class
Sonera Holding B.V.(2)	287,632,179.557	13.07%
P.O. Box 8675
NL 3009 AR Rotterdam
The Netherlands

Cukurova Holding A.S.(3)	995,509.429	0.05%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15,
34330, Levent, Istanbul, Turkey

Turkcell Holding A.S.(4)	1,122,000,000.238	51.00%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15
34330, Levent, Istanbul, Turkey

Mapfre. Genel Sigorta A.S.(5)	1,558,452.599	0.07%
Meclisi Mebusan Cad.,
No: 25 34433, Salipazari, Istanbul, Turkey

Bankrupt Bilka Bilgi Kaynak ve Iletisim San. ve Tic. A.S.	137,199.575	0.01%
Cumhuriyet Cad. No: 16 Kat: 2 Oda:2
Sisli, Istanbul, Turkey

M.V. Holding A.S.(6)	51,021,712.590	2.32%
K.V.K. Plaza Bayar Cad., Gulbahar Sok.
No: 14 34742 Kozyatagi, Istanbul, Turkey

Shares Publicly Held	736,654,946.012	33.48%
Total		100.00%

(1)	On April 29, 2005, the General Assembly approved a revaluation of our ordinary shares from TL 1,000 to TRY 1. The revaluation resulted in the formation of fractional shares, which have not yet been merged into whole ordinary shares. Therefore, we give the nominal value of the ordinary shares owned rather than the units or fractional units thereof.
(2)	Controlled by TeliaSonera. On September 11, 2009, Sonera Holding entered into a derivative transaction with Citibank, N.A. that was settled on October 30, 2009, resulting in Sonera Holding’s acquisition of 6,418,710 of Turkcell’s ADS (representing 16,046,775 Shares) at a price of $17.30 per ADS.
(3)

As of the date of this annual report on Form 20-F, TeliaSonera and Cukurova Telecom Holdings currently own, directly or indirectly, approximately 37.1% and 13.8%, respectively, of our share capital, through Turkcell Holding A.S. On the basis of publicly available information (Form 13D filings), Alfa Group, which previously held, indirectly through Cukurova Telecom Holdings Limited and Turkcell Holding A.S., 13.2% of our shares, has reduced its stake to 4.9896% following litigation with Telenor Group. We understand that Alfa Group sold 62.2% of its holdings in Alfa Telecom Turkey Limited (“ATTL”) to Visor Group affiliate Nadash International Holdings Inc. (“Nadash”) and Alexander Mamut’s Henri Services Limited (“HSL”) which now own indirectly 4.2576% and 3.967%, respectively, of our share capital. Furthermore, we understand that Alfa Group and TeliaSonera have agreed to collaborate and align their efforts to resolve ongoing legal disputes between each of them and Cukurova Holding and its affiliates. Following the satisfactory resolution of such disputes, Alfa Group and TeliaSonera have agreed to combine their direct and indirect ownership interests in Turkcell Holding and their other direct and indirect interests in Turkcell by contributing those interests, together with their respective direct and indirect interests in OJSC MegaFon, a Russian mobile phone operator, into a new company. The new company would own 65% of our share capital.
(4)	Controlled indirectly by Cukurova Telecom Holdings and Alfa Telecom (through its Altimo subsidiary).
(5)	The title of Turkiye Genel Sigorta A.S. was changed to “Mapfre Genel Sigorta A.S.” by the General Assembly meeting held on March 31, 2009, as announced in the Company’s 2009 financial statements.
(6)	Controlled by Murat Vargi.

As of April 14, 2010, Turkcell had 71,901,269 ADRs outstanding held by 50 registered ADR holders. To the best of our knowledge, as of December 31, 2009, in accordance with the loan agreements signed between our shareholders and various banks, 137,199.575 of shares having a nominal value of TRY 137,199.575 have been pledged by our shareholders as security in favor of such banks.

Pledge rights established on our shares and owned by Cukurova Holding A.S. in connection with certain pledge agreements executed in 2005 were removed from our share book in 2007.

On May 11, 2007, our Board of Directors approved a resolution for the blank endorsement of 11,000,000 shares and 9,218,606.390 of our shares, each having a nominal value of TRY 1, and held by MV Holding A.S. and MV Investment N.V., respectively, for their transfer and assignment pursuant to paragraph “m” of Article 9 of the Istanbul Stock Exchange Quotation Regulation. Also on May 11, 2007, 1,781,393.610 registered shares, which were owned by M.V. Investments N.V. and previously endorsed in blank for circulation on the Istanbul Stock Exchange in parts on April 21, 2004 and October 21, 2004, were listed among publicly held shares.

We understand, based on announcements sent to the Istanbul Stock Exchange, that certain Cukurova entities sold and transferred our shares to J.P. Morgan Securities Ltd. on July 16, 2007 for sale to foreign investors. The total nominal value of this transaction was TRY 74,782,937. 7,598,502.084 units of these shares (6,991,406.768 units of registered shares and 607,095.316 units of shares which were already endorsed in blank) were transferred and assigned to J.P. Morgan Securities Ltd. by Cukurova Holding A.S., and 67,184,434.916 units of shares (64,494,842.514 units of registered shares and 2,689,592.402 units of shares which were already endorsed in blank) were transferred and assigned J.P. Morgan Securities Ltd. by Cukurova Investments N.V. Our board of directors resolved to approve the circulation of our shares in the total nominal value of TRY 6,991,406.768 and TRY 64,494,842.514, respectively, through the blank endorsement of these shares.

On December 18, 2007, our Board of Directors approved a blank endorsement of 16,494,257.660 shares held by MV Investments N.V. and 22,000,000 shares held by MV Holding A.S., each having a nominal value of TRY 1 per share, for their transfer and assignment pursuant to paragraph “m” of Article 9 of the Istanbul Stock Exchange Quotation Regulation.

As per a public announcement sent to the Istanbul Stock Exchange on April 28, 2008, and a letter sent to us by Cukurova, we understand that Cukurova has sold 90,200,000 shares to J.P. Morgan Securities Ltd. for sale to foreign investors. Accordingly, along with the circulation of such shares with a nominal value of TRY 90,200,000, our free float has increased from 29.38% to 33.48%.

On the basis of publicly available information (Form 13D filings), Alfa Group, which previously held, indirectly, 13.2% of our shares, reduced its stake to below 5% in 2008 as a result of litigation with Telenor Group. Alfa Group’s holdings in Turkcell were sold to Nadash and HSL.

On August 11, 2009, our Board of Directors approved a resolution for the blank endorsement of 16,800 shares, each having a nominal value of TRY 1, and held by Bilka Bilgi Kaynak ve Iletisim San. Ve Tic. A.S. for their transfer and assignment pursuant to paragraph “m” of Article 9 of the Istanbul Stock Exchange Quotation Regulation.

We understand that on September 11, 2009, Sonera Holding entered into a derivative transaction with Citibank, N.A. that was settled on October 30, 2009, resulting in Sonera Holding’s acquisition of 6,418,710 of Turkcell’s ADS (representing 16,046,775 Shares) at a price of $17.30 per ADS.

7.B Related Party Transactions

We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. For a discussion of our Related Party Transactions for fiscal year 2009, see Note 33 to our Consolidated Financial Statements.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited consolidated financial statements as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009, are included in “Item 18. Financial Statements.”

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

In accordance with Turkish law, the distribution of profits and the payment of an annual dividend with respect to the preceding financial year are subject to a recommendation which may be made by the Board of Directors each year for approval by the shareholders at the annual general assembly. The Board may decide whether or not to recommend a distribution of profits together with the amount of dividend and the shareholders, through the general assembly, accept or reject such proposal, if any. Dividends are payable on a date proposed by the Board of Directors and determined at the general assembly of shareholders, which date, under the CMB requirements, must be earlier than the end of the fifth month following the end of the preceding financial year. However, the CMB is authorized to designate another deadline for distribution of dividends in any given year.

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

On March 30, 2009, our Board of Directors proposed a dividend of approximately TRY 1,098.2 million for the year ended December 31, 2008 (equivalent to $729.4 million as at December 31, 2009) (which represents a net and gross cash dividend of TRY 0.4991787 (approximately $0.331526 as at December 31, 2009) per ordinary share with a nominal value of TRY 1). This dividend proposal was approved at the Ordinary General Assembly of Shareholders held on May 8, 2009. A cash dividend distribution began on May 18, 2009 and was completed by December 31, 2009.

On March 10, 2010, the Company’s Board of Directors proposed a dividend for the year ended December 31, 2009 of TRY 859.3 million (equivalent to $570.7 million at December 31, 2009), which represents 50% of distributable income and a net cash dividend of TRY 0.3905723 (equivalent to $0.2593958 at December 31, 2009) per share. This dividend proposal will be discussed at the Ordinary General Assembly of Shareholders that has been called for April 29, 2010.

Annual profits are calculated and distributed in accordance with our articles of association after deduction from our annual revenues of all expenses, depreciation, taxes, required reserves and any losses from the previous years.

Pursuant to CMB regulations, dividend distributions of publicly held companies are regulated as follows:

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

The CMB determined that for the accounting period ended December 31, 2008, the minimum dividend distribution rate should be at least 20% of the total distributable dividend. This distribution can be in cash or in the form of bonus share distribution, or both in cash and in the form of bonus share distribution, provided that it will not be less than 20% of the total distributable dividend. The amount of dividend to be distributed shall be resolved in the general assembly meetings of the companies. The CMB has decided not to enforce a minimum dividend distribution ratio for the dividend distribution to be made related to profit generated in 2009.

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

8.B Significant Changes

Not applicable.

ITEM 9	THE OFFER AND LISTING

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

On April 29, 2005, we modified the ratio of our ordinary shares per ADS from 2,500 ordinary shares per ADS to five ordinary shares per two ADSs n connection with the redenomination of the Turkish Lira and the change of the nominal value of our ordinary shares.

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

	New York Stock Exchange ($ per ADS)(1)		Istanbul Stock Exchange (TRY per Ordinary Share)
	High	Low	High	Low
Annual information for the past five years
2009	18.65	11.15	10.80	7.18
2008	27.47	9.70	11.83	6.48
2007	29.73	12.70	12.65	5.85
2006	16.14	9.72	7.28	4.67
2005	13.41	10.22	6.42	4.48
Quarterly information for the past two years
2009
First Quarter	15.33	11.15	8.78	7.23
Second Quarter	13.94	11.73	8.70	7.18
Third Quarter	17.87	13.35	10.6	8.20
Fourth Quarter	18.65	15.36	10.80	9.25
Quarterly information for the past two years
2008
First Quarter	27.47	20.89	11.83	9.10
Second Quarter	23.10	14.55	11.01	6.57
Third Quarter	19.49	13.44	8.36	6.48
Fourth Quarter	16.35	9.70	8.45	6.62
Monthly information for most recent six months
November	17.29	15.36	10.30	9.25
December	17.49	15.75	10.60	9.50
January	19.98	18.12	11.70	10.80
February	18.75	14.81	11.20	9.05
March	15.67	14.54	9.55	9.00
April (as of April 14, 2010)	16.07	15.35	9.55	9.40

(1)	Share prices have been revised to reflect the ADR ratio change for our American Depositary Receipt (ADR) program, which became effective on April 29, 2005. In connection with the redenomination of the Turkish Lira and the change of the nominal value of the Turkcell ordinary share, the Turkcell ADR ratio was changed from the existing ratio of one (1) ADS to two thousand five hundred (2,500) ordinary shares to a new ratio of two (2) ADSs to five (5) tradable shares.

Fluctuations in the exchange rate between the Turkish Lira and the U.S. Dollar will affect any comparisons of ordinary share prices and ADS prices.

On April 14, 2010, the closing price per ordinary share on the Istanbul Stock Exchange was TRY 9.50 and per ADS on the NYSE was $16.07.

The Depositary confirmed that we had 78,699,061 ADRs outstanding as of the close of business December 31, 2009. We had 71,901,269 ADRs outstanding as of the close of business April 14, 2010.

9.B Plan of Distribution

Not applicable.

9.C Markets

Our ADSs are traded on the NYSE under the symbol “TKC” and our ordinary shares are traded on the Istanbul Stock Exchange under the symbol “TCELL”.

9.D Selling Shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

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

Board Members’ Interest

The TCC forbids a board member to enter into a transaction with us in any area relating to our business either on the board member’s own behalf or on behalf of someone else, thus preventing the abuse of duty by board members and protecting our interests (TCC Article 334). Our general assembly may, however, authorize our board members to enter into these types of transactions through a specific provision in our Articles of

Association, or our general assembly may grant such a right on a yearly basis. On May 8, 2009, such authorization was granted by our general assembly.

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

Under TCC Article 335, board members are barred from participating in similar commercial activities outside our company. Board members cannot become shareholders with unlimited liability or become board members of companies active in similar types of business. Our general assembly may, however, authorize our board members to enter into these types of transactions through a specific provision in our Articles of Association or our general assembly may grant such a right on a yearly basis. On May 8, 2009, such authorization was granted by our general assembly.

Compensation

Any remuneration payable to board members shall be determined by our general assembly. The Board of Directors has no authority to determine such remuneration. In our Extraordinary General Assembly held on October 2, 2009, it was decided that, effective May 8, 2009, each board member will be paid net remuneration amounting to $5,000 per month. Independent board members will be paid an additional net remuneration of EUR 10,000 per month.

Borrowing Power

To the extent the relevant provisions of Turkish law allow, the board of directors of our company is the body entitled to, directly or through representatives authorized by the board of directors, resolve to exercise our powers to borrow money or give any form of guarantee or surety relating to our or any third party’s obligations. CMB adopted a new rule on September 9, 2009, which was announced in its weekly bulletin in connection with credit extensions, that public companies can provide guarantees or pledges, including mortgages, to third parties, provided such third party (i) is fully consolidated in the company’s financial statements, or (ii) the ordinary business operations of the company directly requires providing guarantees, pledges or mortgages. The CMB requires public companies to amend their Articles of Associations in order to be in line with this stipulation. In order to introduce this requirement, we are planning to amend our articles of association during our Ordinary General Assembly Meeting that has been called for April 29, 2010. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly. Pursuant to Article 3 of our Articles of Association, as amended on October 2, 2009 at the Extraordinary General Assembly, and as effective on October 7, 2009, we can extend credits to companies in which we have direct or indirect shareholding interest, both in Turkey and overseas, as well as to our main company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not conflict with applicable laws and regulations.

Capital Structure

General

Our Board of Directors has adopted the authorized share capital system which, under Turkish law, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our board and without need for further shareholder approval. On January 23, 2008, the CMB amended its communiqué on principles regarding the registered capital system. According to this amendment, the registered capital ceiling authorization given by the CMB shall be valid for 5 years, including the year in which the authorization is granted. If the registered capital of the company does not reach this ceiling at the end of the 5 year term, the Board, in order to take a capital increase decision, will need to apply to the CMB for a new capital ceiling authorization and will need the General Assembly’s approval in order to get a new authorization period of up to 5 years.

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

Dividend Distribution and Allocation of Profits

Our Board of Directors recommends annual dividends, which then must be approved by our shareholders at their annual general assembly. Dividends are payable on a date determined at the annual general meeting. Under current rules, the Board of Directors may decide whether or not to recommend a distribution of dividends and our shareholders at our annual general meeting may decide whether or not to distribute dividends in any year. Under the current CMB rules, the ratio of the first dividend must be specified in the Articles of Association and for the dividend distribution to be made with regard to the profit generated in year 2009, CMB decided not to enforce a minimum dividend distribution ratio. As per CMB rules, dividends may be distributed to shareholders in cash or bonus shares or, upon the general assembly’s decision, may be retained by the company. The CMB is entitled to request that a publicly held company distribute its dividends in cash, provided that such request is served before the agenda of the general assembly meeting is published. Under the CMB rules, if a public company decides not to distribute the first dividend, the corresponding amount shall be set aside as a special reserve. Accordingly, we may freely determine the amount of dividends to be distributed based on the Dividend Policy adopted by our Board of Directors in 2004, pursuant to applicable Turkish laws and upon the approval of, or amendment by, the Board of Directors and the General Assembly of Shareholders. The Board decides whether or not to recommend an allocation of profits, as well as the amount of the dividend, and the shareholders, through the general assembly, accept or reject such proposal, if any.

According to the CMB’s decision dated January 27, 2010 and numbered 02/51, regarding dividend distribution for the 2009 fiscal year, any cash dividend distribution must be completed by the end of the fifth month following the fiscal year. Dividends are payable in cash or by transfer to an account of the shareholder with a bank in Turkey against delivery to our office in Turkey of the relevant dividend coupon attached to the share certificate representing the relevant shares. If dividends are distributed in the form of bonus shares by means of a bonus issue, the registered value representing the bonus shares shall be transferred to the shareholders’ accounts no later than six months after the end of the fiscal year. Shareholders’ entitlement to cash dividends remains in effect for a period of five years following the date of the general assembly approving such distribution, after which time they are transferred to the Turkish government.

Part of our remaining net profit may be distributed to our shareholders as a second dividend or retained by us as retained earnings, all at the discretion of our general assembly. As per our Articles of Association and the TCC, we deduct 10% from the amount of any distributions made as a second dividend and add it to a contingency reserve fund.

For additional details regarding our dividend policy see “Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy”.

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

Disclosure of Beneficial Interests in the Shares

The Turkish regulation on public disclosure of listed companies was changed by Communiqué Serial: VIII, No: 54 on Principles Regarding Public Disclosure of Material Events in February 2009 in harmonization with the relevant EU directives. In addition, the CMB issued a guideline concerning the scope and format of such disclosure. The new regulations do not specify every item or action to be disclosed but refer to this guideline and allow listed companies to decide whether such information is material for disclosure. Insider information, which means any non-public information that may possibly affect the value of capital market instruments and investors’ decisions, is required to be disclosed immediately by listed companies. Unlike the previous communiqué on public disclosures, minority shareholders who hold 5% or more of a company’s total share capital and have no management responsibility or power to intervene in the management decisions are not obligated to disclose all sale and purchase transactions relating to the securities. Their disclosure requirement would arise if they exceed the shareholding ratios established in the Communiqué Serial: VIII, No: 54 (5%, 10%, 15%, 20%, 25%, 33%, 50%, 66% and 75%). Disclosure of insider information may be delayed to protect the legitimate interests of the company without causing market manipulation. For those that have administrative responsibilities in Turkcell (including board members and high-ranked executives), or are closely related persons, that purchase and sell Turkcell’s capital market instruments (including, but not limited to, Turkcell shares), such transactions will need to be declared to the Istanbul Stock Exchange; however, if the cumulative amount of the above mentioned Turkcell transactions does not exceed TL 10,000 during 2009, such declaration will not be needed. This upper limit represents the total amount of all transactions made by Board members/high-ranked executives and their closely related persons. “Closely related persons” means: Wives/husbands, children and individuals sharing the same location at the time of transaction and corporations, legal entities run by, directly/indirectly controlled by or whose economic interests are similar with that of Board members and high-ranked executives of the Company.

In addition, according to the new Communiqué on Voluntary and Mandatory Tender Offers (“Communiqué No.IV/44”) issued by the CMB on September 2, 2009, the mandatory tender offer shall be triggered when, directly or indirectly, more than 50% of our Company’s shareholding is acquired or management control of a public company is taken over through acquiring (i) the necessary number of shares granting the right to elect, or (ii) privileged shares allowing the nomination of the majority of the board of directors. Communiqué No.IV/44 also stipulates certain circumstances, that will not trigger a mandatory offer, such as management control changes of the company by a voluntary tender offer and share transfers by privileged shareholders with management control or persons acting together resulting in a possession of more than 50% of the capital or voting rights.

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

Changes in Capital Structure

Our Board of Directors is authorized to increase the issued paid-in share capital by means of issuing new shares up to the authorized share capital ceiling. Any increase above our ceiling requires an amendment to our

Articles of Association and therefore shareholder approval through a general assembly. Such amendment is subject to the prior approval of the Ministry of Industry and Trade and the CMB. Our Board of Directors may also restrict the rights of existing shareholders and offer new shares to third parties. Changes in the voting and dividend rights of our shareholders require an amendment to our Articles of Association and approval by the general assembly. Such amendment is also subject to the prior approval of the Ministry of Industry and Trade and the CMB. Furthermore, under the Turkish Commercial Code, during the general assembly meetings held to amend the articles of association of a joint stock company, each share shall be entitled to only one vote, even if otherwise is provided under its articles of association.

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

Any shareholder holding any of our shares and wishing to attend general assembly meetings to vote must hand in the blockage letters and other required documents to our Head Office not less than a week before the date of the meeting in order to obtain an entry permit for that meeting. Shareholders that hold the physical shares and that want to attend our general assemblies must complete the dematerialization of the share certificates. In accordance with the dematerialization procedures, a determined period is necessary for dematerialization transactions of the share certificates. Holders of the non-public registered shares in our share book of registered shares need not comply with such requirement to attend a general assembly. Any shareholder not wishing to attend any such general assembly in person may appoint another person as a proxy.

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

Corporate Taxation

A corporation that has its legal and/or business center in Turkey (a “Resident Corporation”) is subject to a corporate tax, which is levied at 20% on such corporation’s taxable income. Resident Corporations are required to pay an “advance corporation tax”, also at 20%, on a quarterly basis.

Until December 31, 2008, some corporate taxpayers were able to benefit from an old investment allowance regime where they were subject to a 19.8% corporate withholding tax on corporate tax exempt income, regardless of whether dividends were distributed. Turkcell last utilized such investment incentives in 2007. The investment allowance regime expired in 2008.

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

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax. Dividends in cash received by resident individuals from Resident Corporations are subject to a withholding tax at the rate of 15% (as discussed above) and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeded TRY 22,000 in 2009 (TRY 22,000 in 2010).

Under the Income Tax Treaty between the United States of America and the Republic of Turkey, signed March 28, 1996 (the “Treaty”), the withholding tax rate is limited to 20% (including the surcharges on dividends paid by a Turkish Resident Corporation) of the gross amount of the dividends unless the beneficial owner of shares is a company which owns at least 10% of the voting stock of the company paying the dividends (in which case the rate would be limited to 15%). Because the current withholding tax rate applicable to publicly traded corporations, such as Turkcell, is only 15%, the Treaty does not affect the current rate of Turkish withholding tax for U.S. holders. Cash dividends paid on ordinary shares or ADSs to a U.S. holder that does not have a permanent representative or place of business in Turkey will not be subject to taxation in Turkey, except in respect of the 15% income withholding tax discussed in the previous section. The distribution of dividends in kind (i.e. bonus shares) is not subject to a withholding tax and such dividends in kind are not subject to an income declaration.

Taxation of Capital Gains

Gains realized by Residents

For shares acquired on or after January 1, 2006:

Gains realized by resident individuals on the sale of shares traded on the Istanbul Stock Exchange (such as Turkcell shares) or ADSs that represent shares traded on the Istanbul Stock Exchange (such as Turkcell ADSs) to residents or non-residents are exempt from income tax, provided that the holding period of such shares or ADSs exceeds one year. Where this holding period has not been met, there is a withholding tax from the gains derived from capital. The current rate for such withholding tax is 0%.

Gains realized by Resident Corporations on the sale of shares traded on the Istanbul Stock Exchange (such as Turkcell shares) or ADSs that represent shares traded on the Istanbul Stock Exchange (such as Turkcell ADSs) to residents or non-residents shall benefit from withholding exemption, if a one-year holding period is met. However, where this holding period has not been met, there is a withholding tax from the gains derived from capital gains. The current rate for such withholding tax is 0%.

Gains realized by Resident Corporations on the sale of shares or to residents or non-residents must be included in corporate income and are subject to the applicable corporate tax. Upon fulfillment of the stated conditions in Article 5 of the Corporate Tax Law, 75% of capital gains derived from the sale of the shares will be exempt from corporate income tax.

For shares acquired before January 1, 2006:

Capital gains derived from shares held by an investor (both individuals and corporations) for over 3 months are not subject to any withholding tax. Where this holding period has not been met, capital gains received by individuals are computed by deducting the original cost of the shares or ADSs, after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gain arising solely from inflation), from the amount received upon the sale or disposition of the shares or ADSs. Total capital gains are subject to declaration on the income tax return if they exceeded TRY 17,900 in 2009 (TRY 18,000 in 2010).

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

The Turkish Constitutional Court annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individual and corporations. Its decision, dated October 15, 2009, will come into force nine months as from the publication date in the Official Gazette. The decision was published by January 8, 2010 and, therefore, the 0% withholding application to capital gains of non-resident individuals and corporation will remain in force until October 8, 2010. Pursuant to current tax legislation, as of October 8, 2010, application of the 10% withholding will be initiated. Due to the decision above, the Turkish tax authority is expected to make substitutive regulations.

Taxation of Investment and Mutual Funds

Taxation on the Fund Level:

The gains realized from portfolio investment activities by resident Investment and Mutual Funds are exempt from corporate tax but are subject to withholding tax for the gains of stocks held and bonds/bills issued before January 1, 2006. Withholding tax rates are as follows:

•	if the institutions maintain a minimum of 25% of their portfolios invested in Turkish equity shares on a monthly weighted average basis, the applicable rate of withholding tax is 0%; and

•	if the percentage of Turkish equity shares in the portfolios of such institutions is below 25% during any month during the year, the applicable rate of withholding tax is 10%.

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

•

For “FUND” shares purchased before January 1, 2006, gains are not subject to income tax withholding. Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish

Statistical Institute to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares. Total capital gains are subject to declaration on the income tax return if they exceeded TRY 17,900 in 2009 (TRY 18,000 in 2010) and are required to be declared in compliance with the Turkish Tax Regime.

•	For “FUND” shares purchased after January 1, 2006:

1.	If the “FUND” maintains at least 51% of the portfolio invested in the Istanbul Stock Exchange Market and is held for more than a year period, gains shall not be subjected to withholding. Such gains shall be declared in compliance with the Turkish Tax Regime.

2.	If the “FUND” does not meet the conditions above, gains shall be subject to withholding at 10% for resident investors. In cases where non-resident investors can certify their own residency status, 0% withholding shall be applied.

3.	The Turkish Constitutional Court annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individual and corporations. Its decision, dated October 15, 2009, will come into force nine months as from the publication date in the Official Gazette. The decision was published by January 8, 2010 and, therefore, the 0% withholding application to capital gains of non-resident individuals and corporation will remain in force until October 8, 2010. Pursuant to current tax legislation, as of October 8, 2010, application of the 10% withholding will be initiated. Due to the decision above, the Turkish tax authority is expected to make substitutive regulations.

Stamp Taxes

According to the Turkish Stamp Tax Law (Law No. 488), all agreements and documents specified in the law with a monetary value indicated thereon are subject to a stamp tax with rates from 0.165% to 0.825%, which is calculated on the aggregate amount of such agreement or document. Stamp tax to be calculated for a particular “PAPER” was capped at a maximum of TRY 1,136,904.10 per original in 2009 and will be capped at a maximum of TRY 1,161,915.90 per original in 2010.

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

Passive Foreign Investment Company Status

We currently believe that we were not a passive foreign investment company (a “PFIC”) for the taxable year ended December 31, 2009, for U.S. federal income tax purposes. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. A non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares and ADSs.

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

10.I Subsidiary Information

Not Applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Foreign Exchange Risk Management

Our functional currency is the TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in a number of different currencies. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros, Ukranian Hryvnia and Belarusian Rubles, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Ruble. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into TRY at the exchange rates prevailing at the balance sheet date, with the resulting exchange differences recognized in the determination of net income. In 2009, net foreign exchange losses amounted to $0.6 million, resulting from transactions related to foreign exchange effects.

Market risk sensitive instruments consist of loans and borrowings denominated in foreign currencies (substantially in U.S. Dollars) totaling $1,512.0 million, which represents the majority of total indebtedness as of December 31, 2009.

To manage our foreign exchange risk more effectively, we may enter into forward transactions and option contracts. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings or collect premiums. As of December 31, 2009 we did not have any outstanding forward and option contracts to buy or sell U.S. Dollars against TRY. The basis for our sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all our assets and liabilities denominated in foreign currencies. This analysis excludes net foreign currency investments. It is estimated that a general increase of 10% in the value of TRY, Ukranian Hryvnia and Belarusian Rubles, against other foreign currencies would have increased our profit before income tax by approximately $42.8 million for the year ended December 31, 2009. These aforementioned assumptions are hypothetical and the actual results may differ substantially from the projected figures.

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

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2009							December 31, 2008
	Effective interest rate	Total carrying amount	2010	2011	2012	2013 thereafter	Fair Value	Effective interest rate	Total carrying amount	2009	2010	2011	2012 thereafter	Fair Value
Fixed rate instruments
Finance lease obligations	5.7%	5.2	2.5	2.7	—	—	5.2	6.9%	8.9	3.3	2.5	3.1	—	8.9
Unsecured bank loans
USD fixed rate loans	3.7%	452.9	178.7	125.8	58.8	89.6	452.9

Variable rate instruments
Secured bank loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—
BYR floating rate loans	12.3%	25.3	—	4.5	4.4	16.4	25.3	—	—	—	—	—	—	—
Unsecured bank loans
USD floating rate loans	3.8%	1,026.5	507.5	32.9	467.1	19.0	1,026.5	5.6%	753.5	649.6	9.9	9.2	84.8	753.5
BYR floating rate loans	2.1%	2.1	2.1	—	—	—	2.1	8.1%	23.5	3.0	3.3	4.2	13.0	23.5
Total		1,512.0	690.8	165.9	530.3	125.0	1,512.0		785.9	655.9	15.7	16.5	97.8	785.9

For contractual cash flows and nominal interest of bank loans, see Note 24 and Note 29 to our audited consolidated financial statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

As of December 31, 2009, we did not have Turkish government floating rate noteholdings; therefore, we were not exposed to interest rate risks on our financial assets.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest bearing investments and interest bearing debts. When we assume a 1% increase in interest rates for all maturities from their levels as of December 31, 2009, with all other variables held constant, our profit before income tax decreases by $4.9 million.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Depositary may collect from (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in the Form of ADR certificate), issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities, and (ii) each person surrendering ADSs for withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason, U.S.$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be). The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge. These terms are set forth in Paragraph 7 of the Form of ADR certificate.

As provided for in the American Depositary Receipt included as Exhibit A to the Deposit Agreement between J.P. Morgan Chase Bank, as depositary (the “Depositary”), Turkcell and holders of American Depositary Receipts, dated July 7, 2000, as amended, holders of American Depositary Shares may be charged, directly or indirectly, the following amounts in relation to the ownership of depositary receipts held in the Company’s ADR Program, which are payable to the Depositary:

Category	Depositary Actions	Associated Fee
(a) depositing or substituting the underlying shares	Each person to whom ADSs are issued against deposits of shares, including deposits in respect of share distributions, rights and other distributions	Up to USD 5.00 for each 100 ADSs (or portion thereof, evidenced by the ADRs delivered or surrendered

(b) receiving or distributing dividends	Distribution of dividends	USD 0.02 or less per ADS (or portion thereof)

(c) selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs, which would have been charged as a result of the deposit of such securities	USD 5.00 for each 100 ADSs (or portion thereof)

(d) withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	Up to USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) transferring, splitting or grouping receipts	Transfers, combination or grouping of depositary receipts	USD 1.50 per ADS

(f) general depositary services, particularly those charged on an annual basis	Administration of ADRs (to be charged only when there was no distribution of annual cash dividends)	An aggregate fee of USD 0.02 per ADS (or portion thereof)

Direct Payments made by J.P. Morgan to Turkcell

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with such program. In 2009, the depositary reimbursed us $1,565,145. The amounts the depositary reimbursed are not necessarily related to the fees collected by the depositary from ADR holders. Under certain circumstances, including termination of the program prior to December 31, 2010, we are required to repay J.P. Morgan the amounts reimbursed in prior periods. The table below sets forth the types of expenses that J.P. Morgan has agreed to reimburse and the amounts reimbursed in the year ended December 31, 2009.

Category of Expenses	Amount Reimbursed for Year Ended December 31, 2009
Investor Relations(1)	$1,565,145

(1)	Includes all activities tailored to increase the company’s ADR program, including, but not limited to roadshows and training in the US, legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

Indirect Payments made by J.P. Morgan to Turkcell

As part of its service to Turkcell, J.P. Morgan has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total $50,000. J.P. Morgan has also paid the following expenses on our behalf: $72.070.60. Under certain circumstances, including termination of the program prior to December 31, 2010, Turkcell is required to repay J.P. Morgan the amounts waived and/or expenses paid in prior periods. The table below sets forth the fees that J.P. Morgan has agreed to waive and/or expenses that J.P. Morgan has agreed to pay in the year ended December 31, 2009.

Category of Expenses	Amount Waived or Paid for Year Ended December 31, 2009
Third-party expenses paid directly	$72,070.60
Fees waived	$50,000

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2009. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2009 based on criteria established in the Internal Control –Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik AS, our independent registered public accounting firm in Turkey, as stated in their attestation report which appears below under Item 15(c), Report of Independent Registered Public Accounting Firm.

(c) Attestation Report of the Independent Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Turkcell Iletisim Hizmetleri A.S.:

We have audited Turkcell Iletisim Hizmetleri A.S. and its subsidiaries’ (the “Group”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated April 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ Akis Bagimsiz Denetim ve Serbest

Muhasebeci Mali Musavirlik A.S.

Istanbul, Turkey

April 26, 2010

(d) Changes in Internal Control Over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16	AUDIT COMMITTEE FINANCIAL EXPERT

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

KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. has served as our independent registered public accountants in Turkey for each of the financial years in the three-year period ended December 31, 2009, for which audited financial statements appear in this annual report on Form 20-F. Our auditors are elected annually at our Annual General Assembly of Shareholders.

The following table presents the aggregate fees for professional services and other services rendered by KPMG to us in 2009, 2008 and 2007.

	2009 $m	2008 $m	2007 $m
Audit Fees(1)	2.4	2.4	2.9
Audit-Related Fees(2)	—	—	1.0
Tax Fees	—	—	—
All Other Fees(3)	—	—	—
Total	2.4	2.4	3.9

(1)	Audit Fees consist of fees billed for professional services pertaining to the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.
(3)	All Other Fees consist of fees billed for products and services other than services provided under Audit Fees, Audit-Related Fees and Tax Fees.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has determined that all work performed by our external auditors for the year 2010 will be approved by our audit committee and, therefore, it has not adopted blanket pre-approval policies and procedures.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

One of our audit committee members, Mr. Khudyakov, is a representative of Cukurova Telecom Holding Limited, one of our largest shareholders. Consequently, he is not considered independent under Rule 10A-3(b) of the Exchange Act. Mr. Khudyakov serves on our audit committee in reliance upon the exemption from independence standards contained in Rule 10A-3(b)(1)(iv)(D). We do not believe that such reliance would materially adversely affect the ability of the audit committee to act independently and to satisfy other requirements of Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

To our best knowledge and in accordance with the official Share Book of the Company, neither we nor any affiliated purchaser made any purchases of our ordinary shares during the fiscal year ended December 31, 2009.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. has been the principal external auditor of Turkcell Iletisim Hizmetleri A.S. until the filing of this Form 20-F. Approval of KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. as the independent external audit firm by the Annual General Assembly has been renewed annually since 1995. This mandate lapses in 2010 and will not be renewed since, pursuant to Turkish law, it is necessary to confer the mandate on another audit firm. The decision to change auditor has been approved by our Audit Committee and is expected to be approved at our Ordinary General Assembly of Shareholders that has been called for April 29, 2010.

During our fiscal years ended December 31, 2009 and 2008, and as of date of this report, there were no: (1) disagreements with KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which such disagreements, if not resolved to their satisfaction, would have caused them to make reference thereto in connection with their opinion, or (2) reportable events as defined by the instructions to Item 16F of the Form 20-F.

The audit reports of KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. on the consolidated financial statements of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries as of and for the years ended December 31, 2009 and 2008 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The audit reports of KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. on the effectiveness of internal control over financial reporting as of December 31, 2009 and 2008 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

A letter from KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. is attached as Exhibit 15.3 to this Form 20-F.

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

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that provides for (i) minimum duties, which are to identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and (ii) an annual performance evaluation of the committee.

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

Our audit committee has two members, in accordance with Turkish practice: Mr. Colin J. Williams and Mr. Alexey Khudyakov. Mr. Williams chairs the committee and is considered independent under the U.S. Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of NYSE and the Turkish CMB Corporate Governance Principles. Mr. Khudyakov is an observer on the audit committee and is not considered independent under the U.S. Sarbanes-Oxley Act of 2002 and rules promulgated thereunder. On January 26, 2007 the Turkish CMB informed Turkcell that Alexey Khudyakov’s current status, as an “observer member” on the audit committee does not satisfy the requirements under Article 25 of the CMB’s “Committees Responsible for Auditing”. The CMB has stated that steps must be taken urgently so that our Company can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive board member and have initiated a lawsuit before an administrative court seeking to suspend the execution and to annul the decision of the CMB with respect to Mr. Khudyakov. The administrative court ultimately dismissed our lawsuit in January 2008. In March 2008, we appealed before the Council of State and on April 9, 2008, the Council of State rejected our request to suspend the decision. We are still awaiting a final decision with respect to this appeal. By a decision notified to us on October 23, 2008, the CMB penalized Turkcell TRY 11,836 (equivalent to $7,847 as of April 6, 2010) for not complying with its decision that stated that Mr. Khudyakov’s current status as an “observer member” on the audit committee did not satisfy the requirements under Article 25 of the CMB’s “Committees Responsible

NYSE Corporate Governance Rule for U.S. Issuers	Our Practice as a Foreign Private Issuer

for Auditing.” The CMB also required Turkcell to inform its shareholders at the next General Assembly (which was held on January 30, 2009) of this administrative penalty. In November 2008, we commenced a lawsuit before the court. The lawsuit is still pending.

Mr. Williams and Mr. Khudyakov are non-executive board members as required by the CMB Communiqué Serial:X No: 22 which is binding upon public companies in Turkey. Under Turkish law, our entire Board of Directors is responsible for all decisions; as a result the audit committee’s duties are advisory. Pursuant to Turkish law, our external auditor is nominated by the Board of Directors upon advice of the audit committee and approved by our general assembly of shareholders.

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

NYSE Corporate Governance Rule for U.S. Issuers	Our Practice as a Foreign Private Issuer

Listed companies must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	We are not required specifically by the CMB Principles to adopt corporate governance guidelines. However, our Board of Directors has adopted Corporate Governance Guidelines and posted a summary on its official website www.turkcell.com.tr. Our corporate governance guidelines largely cover the subjects requested by the NYSE corporate governance standards except director qualification standards and director compensation.

ITEM 17	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18	FINANCIAL STATEMENTS

Our audited consolidated financial statements as of December 31, 2009, and for each of the years in the three-year period ended December 31, 2009, are filed as part of this annual report, on pages F-4 through F-103.

ITEM 19	EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.1	Articles of Association of Turkcell Iletisim Hizmetleri A.S.

8.1	Subsidiaries of Turkcell.

12.1	Certification of Sureyya Ciliv, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of Serkan Okandan, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Consent of Independent Registered Public Accounting Firm.

15.3	Auditor Letter Pertaining to Item 16F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 27, 2010	By:	/S/ SUREYYA CILIV
Sureyya Ciliv
Chief Executive Officer

Date: April 27, 2010	By:	/S/ SERKAN OKANDAN
Serkan Okandan
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Turkcell Iletisim Hizmetleri A.S.:

We have audited the accompanying consolidated statements of financial position of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries (the “Group”) as of December 31, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Fintur Holdings B.V. (“Fintur”), a 41.45 percent owned equity accounted investee company. The Group’s investment in Fintur at December 31, 2009 and 2008 was $286 million and $207 million, respectively, and its share of profit of Fintur was $120 million, $151 million and $109 million for the years 2009, 2008 and 2007, respectively. Those consolidated financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Fintur, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Turkcell Iletisim Hizmetleri A.S. and its subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 26, 2010 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ Akis Bagimsiz Denetim ve Serbest

Muhasebeci Mali Müsavirlik A.S.

Istanbul, Turkey

April 26, 2010

Başaran Nas Bagimsiz Denetim ve

Serbest Muhasebeci Mali Müşavirlik A.Ş.

a member of

PricewaterhouseCoopers

BJK Plaza, Süleyman Seba Caddesi

No:48 B Blok Kat 9 Akaretier

Beşiktaş 34357 Istanbul-Turkey

www.pwc.com/tr

Telephone +90 (212) 326 6060

Facsimile +90 (212) 326 6050

FINTUR HOLDINGS B.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of Fintur Holdings B.V.

We have audited the consolidated balance sheets of Fintur Holdings B.V. and its subsidiaries (the “Group”) as at 31 December 2009 and 2008 and consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the years ended 31 December 2009, 2008 and 2007. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fintur Holdings B.V. and its subsidiaries as at 31 December 2009 and 2008 and the results of their operations and their cash flows for the years ended 31 December 2009, 2008 and 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Başaran Nas Bağimsiz Denetim ve

Serbest Muhasebeci Mali Müşavirlik A.Ş.

a member of

PricewaterhouseCoopers

/s/    Mert Tüten, SMMM

Mert Tüten, SMMM

Partner

Istanbul, 20 April 2010

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2009	2008
Assets
Property, plant and equipment	12	2,652,222	2,096,070
GSM and other telecommunication operating licences	13	1,058,098	587,770
Computer software	13	595,218	530,321
Other intangible assets	13	244,665	334,804
Investments in equity accounted investees	14	383,490	313,723
Other investments	15	34,755	34,614
Due from related parties	33	21,039	45,349
Other non-current assets	16	75,120	54,007
Deferred tax assets	17	2,058	1,144

Total non-current assets		5,066,665	3,997,802

Inventories		28,205	19,457
Other investments	15	62,398	689
Due from related parties	33	108,843	64,013
Trade receivables and accrued income	18	783,752	587,385
Other current assets	19	175,417	138,788
Cash and cash equivalents	20	3,095,486	3,259,792

Total current assets		4,254,101	4,070,124

Total assets		9,320,766	8,067,926

Equity
Share capital	21	1,636,204	1,636,204
Share premium	21	434	434
Capital contributions	21	22,772	18,202
Reserves	21	(512,095)	(706,384)
Retained earnings	21	4,712,254	4,437,071

Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		5,859,569	5,385,527

Non-controlling interest	21	36,632	58,116

Total equity		5,896,201	5,443,643

Liabilities
Loans and borrowings	24	821,179	130,020
Employee benefits	25	27,776	26,717
Provisions	27	5,676	4,490
Other non-current liabilities	23	154,991	227,511
Deferred tax liabilities	17	118,432	130,491

Total non-current liabilities		1,128,054	519,229

Bank overdraft	20	5,244	4,372
Loans and borrowings	24	690,780	655,909
Income taxes payable	11	93,260	126,585
Trade and other payables	28	1,038,762	964,421
Due to related parties	33	14,780	21,032
Deferred income	26	248,518	250,386
Provisions	27	205,167	82,349

Total current liabilities		2,296,511	2,105,054

Total liabilities		3,424,565	2,624,283

Total equity and liabilities		9,320,766	8,067,926

The notes on page F-10 to F-96 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2009	2008	2007
Revenue	7	5,789,972	6,970,408	6,328,580
Direct cost of revenue		(3,097,097)	(3,409,013)	(3,103,427)

Gross profit		2,692,875	3,561,395	3,225,153

Other income		978	14,136	7,799
Selling and marketing expenses		(1,085,081)	(1,351,692)	(1,138,154)
Administrative expenses		(273,139)	(309,349)	(252,841)
Other expenses	8	(111,220)	(17,990)	(22,423)

Results from operating activities		1,224,413	1,896,500	1,819,534

Finance income	10	329,550	442,099	308,368
Finance costs	10	(187,514)	(136,769)	(551,142)

Net finance income/ (costs)		142,036	305,330	(242,774)

Share of profit of equity accounted investees	14	78,448	102,990	64,906

Profit before income tax		1,444,897	2,304,820	1,641,666

Income tax expense	11	(340,093)	(549,758)	(322,418)

Profit for the year		1,104,804	1,755,062	1,319,248

Profit attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		1,093,992	1,836,824	1,350,162
Non-controlling interest		10,812	(81,762)	(30,914)

Profit for the year		1,104,804	1,755,062	1,319,248

Basic and diluted earnings per share (in full USD)	22	0.497269	0.834920	0.613710

The notes on page F-10 to F-96 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	2009	2008	2007
Profit for the period	1,104,804	1,755,062	1,319,248

Other comprehensive income/(expense):
Foreign currency translation differences	53,046	(1,458,709)	811,302
Net change in fair value of available-for-sale securities	1,197	(6,385)	3,191
Income tax on other comprehensive (expense)/income	(1,091)	1,368	(525)

Other comprehensive income/(expense) for the period, net of income tax	53,152	(1,463,726)	813,968

Total comprehensive income for the period	1,157,956	291,336	2,133,216

Attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	1,146,681	363,504	2,178,398
Non-controlling interest	11,275	(72,168)	(45,182)

Total comprehensive income for the period	1,157,956	291,336	2,133,216

The notes on page F-10 to F-96 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Attributable to equity holders of the Company									Non- controlling Interest	Total Equity
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Reserve for Minority Put Option	Translation Reserve	Retained Earnings	Total
Balance at 1 January 2007	1,636,204	—	434	148,273	2,815	—	(155,972)	2,394,838	4,026,592	91,375	4,117,967
Total comprehensive income
Profit for the period	—	—	—	—	—	—	—	1,350,162	1,350,162	(30,914)	1,319,248
Other comprehensive income and expense
Foreign currency translation differences, net of tax	—	—	—	—	—	—	825,570	—	825,570	(14,268)	811,302
Net change in fair value of available-for-sale securities, net of tax	—	—	—	—	2,666	—	—	—	2,666	—	2,666

Total other comprehensive income and expense	—	—	—	—	2,666	—	825,570	—	828,236	(14,268)	813,968

Total comprehensive income and expense	—	—	—	—	2,666	—	825,570	1,350,162	2,178,398	(45,182)	2,133,216

Increase in legal reserves	—	—	—	108,561	—	—	—	(108,561)	—	—	—
Dividends paid	—	—	—	—	—	—	—	(411,913)	(411,913)	(45,712)	(457,625)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	137,647	137,647

Balance at 31 December 2007	1,636,204	—	434	256,834	5,481	—	669,598	3,224,526	5,793,077	138,128	5,931,205

Balance at 1 January 2008	1,636,204	—	434	256,834	5,481	—	669,598	3,224,526	5,793,077	138,128	5,931,205
Total comprehensive income
Profit for the period	—	—	—	—		—	—	1,836,824	1,836,824	(81,762)	1,755,062
Other comprehensive income and expense
Foreign currency translation differences, net of tax	—	—	—	—		—	(1,467,960)	—	(1,467,960)	9,594	(1,458,366)
Net change in fair value of available-for-sale securities, net of tax	—	—	—	—	(5,360)	—	—	—	(5,360)	—	(5,360)

Total other comprehensive income and expense	—	—	—	—	(5,360)	—	(1,467,960)	—	(1,473,320)	9,594	(1,463,726)

Total comprehensive income and expense	—	—	—	—	(5,360)	—	(1,467,960)	1,836,824	363,504	(72,168)	291,336

Increase in legal reserves	—	—	—	121,945	—	—	—	(121,945)	—	—	—
Dividends paid	—	—	—	—	—	—	—	(502,334)	(502,334)	(54,639)	(556,973)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	46,795	46,795
Change in reserve for minority put option	—	—	—	—	—	(286,922)	—	—	(286,922)	—	(286,922)
Capital contribution granted	—	18,202	—	—	—	—	—	—	18,202	—	18,202

Balance at 31 December 2008	1,636,204	18,202	434	378,779	121	(286,922)	(798,362)	4,437,071	5,385,527	58,116	5,443,643

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

For year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Attributable to equity holders of the Company									Non- controlling Interest	Total Equity
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Reserve for Minority Put Option	Translation Reserve	Retained Earnings	Total
Balance at 1 January 2009	1,636,204	18,202	434	378,779	121	(286,922)	(798,362)	4,437,071	5,385,527	58,116	5,443,643
Total comprehensive income
Profit for the period	—	—	—	—	—	—	—	1,093,992	1,093,992	10,812	1,104,804
Other comprehensive income and expense
Foreign currency translation differences, net of tax	—	—	—	—	—	—	51,492	—	51,492	463	51,955
Net change in fair value of available-for-sale securities, net of tax	—	—	—	—	1,197	—	—	—	1,197	—	1,197
Total other comprehensive income and expense	—	—	—	—	1,197	—	51,492	—	52,689	463	53,152

Total comprehensive income and expense	—	—	—	—	1,197	—	51,492	1,093,992	1,146,681	11,275	1,157,956

Increase in legal reserves	—	—	—	105,512	—	—	—	(105,512)	—	—	—
Dividends paid	—	—	—	—	—	—	—	(713,297)	(713,297)	(31,083)	(744,380)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	(1,676)	(1,676)
Net change in fair value of minority put option	—	—	—	—	—	36,088	—	—	36,088	—	36,088
Capital contribution granted	—	4,570	—	—	—	—	—	—	4,570	—	4,570

Balance at 31 December 2009	1,636,204	22,772	434	484,291	1,318	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201

The notes on page F-10 to F-96 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2009	2008	2007
Cash flows from operating activities
Profit for the period		1,104,804	1,755,062	1,319,248
Adjustments for:		711,869	369,540	1,264,562
Depreciation	12	384,257	433,942	532,915
Amortization of intangible assets	13	206,421	245,985	260,062
Impairment losses on goodwill	13	61,835
Net finance income/(cost)	10	(254,006)	(349,219)	11,784
Income tax expense	11	340,093	549,758	322,418
Share of profit of equity accounted investees		(115,240)	(151,629)	(111,254)
(Gain)/loss on sale of property, plant and equipment		25,150	(6,931)	3,869
Amortization of transaction costs of borrowing		—	—	5,100
Translation reserve		66,325	(344,346)	137,317
Gain on sale of subsidiary			(4,727)	—
Deferred income		(2,966)	(3,293)	102,351

		1,816,673	2,124,602	2,583,810
Change in trade receivables	18	(193,981)	(145,670)	(177,819)
Change in due from related parties	33	(20,312)	2,124	26,698
Change in inventories		(8,662)	(267)	(10,128)
Change in other current assets	19	(37,099)	(27,208)	15,448
Change in other non-current assets	16	(21,272)	(10,704)	(24,782)
Change in due to related parties	33	(6,290)	(6,541)	10,302
Change in trade and other payables		180,469	66,690	15,285
Change in other current liabilities		(115,306)	206,537	67,457
Change in other non-current liabilities	23	(82,893)	52,452	(9,029)
Change in employee benefits	25	942	5,773	5,931
Change in provisions	27	123,644	29,704	23,832

		1,635,913	2,297,492	2,527,005
Interest paid		(29,497)	(25,050)	(37,024)
Income tax paid		(395,024)	(687,292)	(347,202)
Dividend received	14	83,543	89,235	13,397

Net cash from operating activities		1,294,935	1,674,385	2,156,176

Cash flows from investing activities
Proceeds from sale of property, plant and equipment		4,471	16,693	7,657
Proceeds from currency option contracts		10,549	14,655	17,807
Proceeds from sale of available-for-sale securities		32,015	78,542	36,698
Proceeds from sale of held-to-maturity investments		—	—	8,586
Interest received		320,697	354,211	250,423
Dividends received		—	—	18,756
Acquisition of property, plant and equipment	12	(1,044,165)	(603,568)	(564,859)
Acquisition of intangible assets	13	(723,507)	(193,219)	(206,985)
Payment of currency option contracts premium		(1,150)	(4,970)	(8,501)
Acquisition of available-for-sale securities		(83,951)	(47,549)	(119)
Acquisition of subsidiary, net of cash acquired		—	(309,967)	—

Net cash used in investing activities		(1,485,041)	(695,172)	(440,537)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		1,692,866	601,000	498,666
Payment of transaction costs		(14,357)	—	(205)
Repayment of borrowings		(944,133)	(487,999)	(435,038)
Change in non-controlling interest		—	72,199	127,220
Reimbursement of borrowing cost		—	—	11,983
Proceeds from capital contribution		4,570	18,202	—
Dividends paid		(744,380)	(556,973)	(457,625)

Net cash used in financing activities		(5,434)	(353,571)	(254,999)

Effects of foreign exchange rate fluctuations on statement of financial position items		30,938	(418,945)	276,837
Net increase in cash and cash equivalents		(164,602)	206,697	1,737,477
Cash and cash equivalents at 1 January		3,255,420	3,093,175	1,598,355
Effect of exchange rate fluctuations on cash and cash equivalents		(576)	(44,452)	(242,657)

Cash and cash equivalents at 31 December		3,090,242	3,255,420	3,093,175

The notes on page F-10 to F-96 are an integral part of these consolidated financial statements.

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

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under the 2G License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

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

As at 31 December 2009, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related parties footnote. On the basis of publicly available information, Alfa Group, which previously held, indirectly through Cukurova Telecom Holdings Limited and Turkcell Holding AS, 13.2% of Company’s shares, has reduced its stake to 4.99% following litigation with Telenor ASA (“Telenor Group”). On the basis of publicly available information, it has been understood that Alfa Group sold 62.2% of its holdings in Alfa Telecom Turkey Limited (“ATTL”) to Visor Group affiliate Nadash International Holdings Inc. (“Nadash”) and Alexander Mamut’s Henri Services Limited (“HSL”) which now own indirectly 4.26% and 3.97%, respectively, of the Company’s share capital.

The consolidated financial statements of the Company as at and for year ended 31 December 2009 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. Subsidiaries of the Company, their locations and their business are given in note 34. The Company’s and each of its subsidiaries’, associate’s and joint venture’s financial statements are prepared as at and for the year ended 31 December 2009.

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

The Group’s consolidated financial statements were approved by the management on 26 April 2010.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005, except that the following assets and liabilities are stated at their fair value: put option liability, derivative financial instruments and financial instruments classified as available-for-sale. The methods used to measure fair value are further discussed in note 4.

(c)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars (“USD”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”) and Swedish Krona (“SEK”) have been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of East Asian Consortium BV (“Eastasia”), Beltur BV and Surtur BV is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is Ukrainian Hryvnia (“HRV”). The functional currency of Belarussian Telecommunications Network (“Belarussian Telecom”) and FLLC Global Bilgi (“Global FLLC”) is Belarussian Roubles (“BYR”).

According to the Article No: 33 of the Ministry of State, it has been decided to change the name of New Turkish Lira as Turkish Lira removing the phrase “New” which is executed on 1 January 2009 in accordance with the first item of Law No: 5083.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are described in notes 4 and 32 and detailed analysis with respect to accounting estimates and critical judgments of bad debts, useful lives or expected patterns of consumption of the future economic benefits embodied in depreciable assets, income taxes and revenue recognition are provided below:

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

Useful lives of assets

The useful economic lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the licenses are based on duration of the license agreements.

The GSM license that is held by Belarussian Telecom, expires in 2018. According to the Share Purchase Agreement signed, the State Committee on Property of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years and such license shall be extended for an additional 10 years for an insignificant consideration. In the consolidated financial statements, amortization charge is recorded on the assumption that the license will be extended.

Commission fees

Commission fees relate to services performed in relation to betting games where the Group acts as an agent in the transaction rather than as a principal. In April 2009 the IASB issued amendments to the illustrative guidance in the appendix to IAS 18 in respect of identifying an agent versus a principal in a revenue-generating transaction. Based on this guidance; management considered the following factors in distinguishing between an agent and a principal:

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Revenue recognition

In arrangements which include multiple elements, the Group considers the elements to be separate units of accounting in the arrangement. Total arrangement consideration relating to the bundled contract are allocated among the different units according the following criteria:

•	the component has standalone value to the customer and

•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, then it is accounted for an integrated part of the remaining components of the transactions

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Group management assesses the likelihood that the deferred tax assets will be recovered from future taxable income, and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Changes in accounting policies

Starting from 1 January 2009, the Group has changed its accounting policies in the following areas:

(i)	Presentation of financial statements

The Group applies revised IAS 1 “Presentation of Financial Statements (2007)”, which became effective as at 1 January 2009. As a result, the Group presents all owner changes in equity in the Consolidated Statement of Changes in Equity, whereas all non-owner changes in equity are presented in the Consolidated Statement of Comprehensive Income. Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on basic and diluted earnings per share.

(ii)	Determination and presentation of operating segments

As at 1 January 2009, the Group determines and presents operating segments based on the information that is internally provided to the Group management. This change in accounting policy is due to the adoption of IFRS 8 “Operating Segments”. Previously, operating segments were determined and presented in accordance with IAS 14 “Segment Reporting”.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Comparative segment information has been re-casted in conformity with the transitional requirements of such standard. Since the change in accounting policy only impacts presentation and disclosure aspects, there is no impact on basic and diluted earnings per share.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. An operating segment’s operating results are reviewed regularly by the Group management to make decisions about resources to be allocated to the segment and assess its performance, and for which financial information is available.

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

Losses that exceed the non-controlling interest in the equity of a subsidiary may create a debit balance on non-controlling interests only if the minority has a binding obligation to fund the losses and is able to make an additional investment to cover the losses. Unless this is the case, the losses are attributed to the Company’s majority interest within the profit for the period. If the subsidiary subsequently reports profits then these profits are allocated to the parent until the share of losses absorbed previously by the parent has been recovered.

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

Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognised at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. The Group’s equity accounted investees as at 31 December 2009 are Fintur Holdings BV (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

(iv)	Transactions eliminated on consolidation

Intragroup balances and transactions and any unrealised income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(v)	Non-controlling interest

Where a put option is granted by the Group to the non-controlling interest shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognised a liability for the present value of the estimated exercise price of the option. The interests of the non-controlling shareholders that hold such put options are derecognised when the financial liability is recognised. The corresponding interests attributable to the holder of the puttable non-controlling interests are presented as attributable to the equity holders of the parent and not as attributable to those non-controlling interest holders. The difference between the put option liability recognised and the amount of non-controlling interest holders derecognised is recorded under equity. Subsequent changes in the fair value of the put options granted to the non-controlling shareholders in existing subsidiaries are also recognised in equity, except the imputed interest on the liability is recognised in the consolidated income statement.

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

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD from the functional currency of the foreign operation at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates approximating to the exchange rates at the dates of the transactions.

Foreign currency differences arising on retranslation are recognized directly in the foreign currency translation reserve, as a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss.

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

Assets and liabilities for each statement of financial position presented (including comparatives) are translated to USD at exchange rates at the statement of financial position date. Income and expenses for each income statement (including comparatives) are translated to USD at monthly average exchange rates.

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

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Accounting for finance income and costs is discussed in note 3(o).

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

•	Held-to-maturity financial assets

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Held-to-maturity financial assets are held-to-maturity investments that are measured at amortised cost using the effective interest method, less any impairment losses.

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassfication of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying investment securities as held-to-maturity for the current and the following two financial years.

•	Available-for-sale financial assets

Avaliable-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3(j)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3(b)(i)), are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

•	Estimated exercise price of put options

Under the terms of certain agreements, the Group is committed to acquire the interests owned by non-controlling shareholders in consolidated subsidiaries, if these non-controlling interests wish to sell their share of interests.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

As the Group has unconditional obligation to fulfil its liabilities under these agreements, International Accounting Standards No: 32 (“IAS 32”) “Financial instruments: Disclosure and Presentation”, requires the value of such put option to be presented as a financial liability on the statement of financial position for the present value of the estimated option redemption amount. The Group accounted such transactions under the anticipated acquisition method and the interests of non-controlling shareholders that hold such put option are derecognised when the financial liability is recognised. The Group accounts the difference between the amount recognised for the exercise price of the put option and the carrying amount of non-controlling interest in equity.

•	Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

(ii)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading derivatives.

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

Items of property, plant and equipment are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated depreciation (see below) and accumulated impairment losses (see note 3(j)(ii)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or constructions of qualifying assets are capitalized during the period.

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

Depreciation is recognized in the profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21—50 years
Network infrastructure	3—8 years
Equipment, fixtures and fittings	4—5 years
Motor vehicles	4—5 years
Central betting terminals	10 years
Leasehold improvements	5 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

(e)	GSM and other telecommunication operating licences

GSM and other telecommunication operating licences that are acquired by the Group are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below).

(i)	Amortization

Amortization is recognized in the profit or loss on a straight line basis primarily by reference to the unexpired licence period. The useful lives for the GSM and other telecommunication operating licences are as follows:

GSM and other telecommunications licenses	3—25 years

(f)	Computer Software

Computer software includes software that work as an integral part of the Group’s GSM network equipment. GSM network equipment and its related software are purchased separately from third party vendors as well as the cost of internally developed software. Although the computer software is an integral part of the GSM network equipment, it can be purchased, upgraded or sold separately from the hardware, if necessary. Computer software, which is purchased from third parties is capitalized when it is capable of operating in the manner intended by management.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Computer software which is purchased from the vendors, whenever the hardware is ready for intended use, are capitalized immediately. The cost of this software is the cash paid as consideration plus installation cost. Internally developed software does not include any costs in relation to research phase.

(i)	Amortization

Amortisation is recognized in the profit or loss on a straight-line basis over the estimated useful lives from the date the software is available for use. The useful lives for computer software are as follows:

Computer software	3—8 years

(g)	Other intangible assets

Intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below) and accumulated impairment losses (see note 3(j)(ii)).

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

Amortization is recognized in the profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Transmission lines	10 years
Central betting system operating right	10 years
Customer base	2—8 years
Brand name	10 years
Customs duty and VAT exemption right	4.4 years

Amortisation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment and an impairment loss on such an investment is not allocated to any asset including goodwill, that forms part of the carrying amount of the equity accounted investees.

(h)	Leased assets

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

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position.

(i)	Inventories

Inventories are measured at the lower of cost or net realizable value. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2009, inventories mainly consist of simcards, scratch cards and handsets.

(j)	Impairment

(i)	Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

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

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in other comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate adjusted for the effects of tax cash outflows that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

The Group’s corporate assets do not generate separate cash inflows. There is an indication that a corporate asset may be impaired, and then the recoverable amount is determined from the cash-generating unit to which corporate asset belongs.

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

Goodwill that forms part of the carrying amount of an investment in an associate is not recognised separately, therefore, is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

(k)	Employee benefits

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TL 2,427 as at 31 December 2009 (equivalent to full $1,612 as at 31 December 2009), which is effective from 1 January 2010, per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

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

The assets of the plan are held separately from the consolidated financial statements of the Group. The Company and other consolidated companies that initiated defined contribution retirement plan are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement plan is to make the specified contributions.

(l)	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The unwinding of the discount is recognised as finance cost.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract. The Company did not recognize any provision for onerous contracts as at 31 December 2009.

Site restoration

In accordance with one of the Group subsidiaries’ published environmental policy and applicable legal requirements, provisions for site restoration and future dismantling costs of base stations are recognized.

(m)	Revenue

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Company has revised the accounting policy, as follows: The Company offers free counters to its subscribers, and considers these free granted counters in revenue recognition recorded as deferred revenue. The Company does not have any other customer loyalty program in the scope of IFRIC 13 “Customer Loyalty Programmes”.

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other goods/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Total arrangement consideration relating to the bundled contract are allocated among the different units according the following criteria:

•	the component has standalone value to the customer and

•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integral part of the remaining components of the transactions.

Revenues allocated to handsets given in connection with campaigns, which is included in other revenue, is recognised when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Commission fees mainly comprised of net takings earned to a maximum of 1.4% of gross takings, as a head agent of fixed odds betting games starting from 1 March 2009 (between 15 March 2007 and 1 March 2009, commission rate was 7% of gross takings and 4.3% commission was recognized based on the para-mutual and fixed odds betting games operated on Central Betting System).

Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the agreement signed with Spor Toto Teskilat Mudurlugu AS (“Spor Toto”), Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Simcard sales are recognized upfront upon delivery to subscribers, net of returns, discounts and rebates. Simcard costs are also recognized upfront upon sale of the simcard to the subscriber.

Call center revenues are recognized at the time services are rendered.

The revenue recognition policy for other revenues is to recognise revenue as services are provided.

(n)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfilment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the underlying asset. At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

(o)	Finance income and costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), late payment interest income, interest income on contracted receivables, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on derivative instruments that are recognised in profit or loss. Interest income is recognised as it accrues, using the effective interest method.

Finance costs comprise interest expense on borrowings, litigation late payment interest expense, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or option premium expense. Borrowing costs that are not directly attributable to the acquisition, construction of production or a qualifying asset are recognised in profit or loss using effective interest method.

Foreign currency gains and losses are reported on a net basis.

(p)	Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, non-controlling shareholders at subsidiaries, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

(q)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

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

(r)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

(s)	Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are regularly reviewed by the Group management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group identified Turkcell, Euroasia and Belarussian Telecom as operating segments.

(t)	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective at 31 December 2009, and have not been applied in preparing these financial statements. None of these will have an effect on the consolidated financial statements of the Group except for:

•	Revised IFRS 3 “Business Combinations (2008)” incorporates the following changes that are likely to be relevant to the Group’s operations:

•	The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations.

•	Contingent consideration will be measured at fair value, with subsequent changes therein recognised in profit or loss.

•	Transaction costs, other than share and debt issue costs, will be expensed as incurred.

•	Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognised in profit or loss.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

•

Amended IAS 27 “Consolidated and Separate Financial Statements (2008)” requires accounting for changes in ownership interests by the Group in a subsidiary, while maintaining control, to be recognized as an equity transaction. When the Group loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognized in profit or loss. The amendments to IAS 27 will have an impact on the 2010 consolidated financial statements.

•

Amendments to IAS 7 “Statement of Cash Flows” clarify that only expenditures that result in the recognition of an asset can be classified as a cash flow from investing activities. These amendments are effective for annual periods beginning on or after 1 January 2010 and are not expected to have a significant effect on consolidated financial statements.

•

Amendments to IAS 17 “Leases” clarify that when a lease includes both the land and building elements, an entity should determine the classification of each element based on paragraphs 7—13 of IAS 17, taking account of the fact that land normally has an indefinite economic life. These amendments are effective for annual periods beginning on or after 1 January 2010 and are not expected to have a significant effect on consolidated financial statements.

•

Amendments to IAS 36 “Impairment of Assets” clarify that the largest unit to which goodwill should be allocated is the operating segment level as defined in IFRS 8 before applying the aggregation criteria of IFRS 8. These amendments are effective for annual periods beginning on or after 1 January 2010 and are not expected to have a significant effect on consolidated financial statements.

•

IFRS 9 “Reassessment of Embedded Derivatives” is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The standard is effective for annual periods beginning on or after 1 January 2013, although entities are permitted to adopt them earlier, prior periods need not be restated if an entity adopts the standard for reporting periods beginning before 1 January 2012.

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

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, willingly. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Company has estimated a value based on multiple approaches in grant to share purchase agreement including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted back to 31 December 2009.

5.	Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. Audit Committee is assisted in its oversight role by Internal Audit.

The instant impact of the global turmoil across global financial markets came out to be a sharp increase in foreign currency exchange rates in Turkey in 2008. Consequently, the depreciation of TL against USD and EUR was 29.8% and 25.2%, respectively, the depreciation of HRV against USD was 52% and the depreciation of BYR against USD was 2.3% as at 31 December 2008 when compared to the exchange rates as at 31 December 2007. Subsequently, TL appreciated against USD by 0.4% and depreciated against EUR by 0.9%, HRV depreciated against USD by 3.7% and BYR depreciated against USD by 30.1% as at 31 December 2009 when compared to the exchange rates as at 31 December 2008. Please refer to note 29 for additional information on the Group’s exposure to this turmoil.

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

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, ageing profile, maturity and existence of previous financial difficulties. Trade receivables and accrued service income are mainly related to the Group’s subscribers. The Group exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade receviables.

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

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of receivables from subscribers. This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on historical data of payment statistics. This allowance also includes specific provision for some dealers and roaming counterparties. Impairment loss as a percentage of revenues represented 1.3% of revenues for the year ended 31 December 2009. If impairment loss as a percentage of revenues increased to 1.5% of revenues, the impairment loss would have been increased by $11,470 negatively impacting profit for the year ended 31 December 2009.

The Group’s policy is to provide financial guarantees only to wholly-owned subsidiaries. At 31 December 2009, $1,102,672 guarantees were outstanding (31 December 2008: $859,293).

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Group buys and sells derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group treasury management.

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, deferred payments related to the acquisition of Belarussian Telecom and financial liability in relation to put option for the acquisition of non-controlling shares of Belarussian Telecom that are denominated in a currency other than the respective functional currencies of Group entities, primarily TL for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR, USD and SEK.

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

Interest rate risk

The Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 31 December 2009.

6.	Operating segments

The Group has three reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. These strategic segments offer same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economical conditions.

The Group comprises the following main operating segments: Turkcell, Euroasia and Belarussian Telecom, all of which are GSM operators in their countries.

Other operations mainly include companies operating in telecommunication and betting businesses and companies provide call center and value added services.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Turkcell		Euroasia		Belarussian Telecom		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Total external revenues	5,176,105	6,170,419	350,045	436,716	17,356	380	246,466	362,893	5,789,972	6,970,408
Intersegment revenue	22,784	41,944	1,033	1,977	76	2	304,118	292,303	328,011	336,226
Reportable segment adjusted EBITDA	1,819,250	2,383,940	20,150	32,330	(38,318)	(5,827)	144,989	181,671	1,946,071	2,592,114
Finance income	304,321	667,318	2,093	6,344	1,411	100	75,783	81,423	383,608	755,185
Finance cost	(162,939)	(100,710)	(54,921)	(262,917)	(12,513)	(1,250)	(32,975)	(76,006)	(263,348)	(440,883)
Depreciation and amortization	(401,075)	(530,925)	(79,874)	(100,986)	(52,749)	(8,922)	(62,363)	(41,569)	(596,061)	(682,402)
Share of profit of equity accounted investees	—	—	—	—	—	—	78,448	102,990	78,448	102,990
Capital expenditure	1,239,477	404,651	216,445	155,762	87,938	550,926	292,550	278,077	1,836,410	1,389,416
Other material non-cash items:
Impairment on goodwill	—	—	—	—	61,835	—	—	—	61,835	—

	Turkcell		Euroasia		Belarussian Telecom		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Total external revenues	6,170,419	5,728,050	436,716	254,647	380	—	362,893	345,883	6,970,408	6,328,580
Intersegment revenue	41,944	36,260	1,977	1,230	2	—	292,303	216,279	336,226	253,769
Reportable segment adjusted EBITDA	2,383,940	2,430,267	32,330	(20,496)	(5,827)	—	181,671	174,537	2,592,114	2,584,308
Finance income	667,318	264,363	6,344	2,660	100	—	81,423	62,876	755,185	329,899
Finance cost	(100,710)	(492,628)	(262,917)	(63,749)	(1,250)	—	(76,006)	(31,453)	(440,883)	(587,830)
Depreciation and amortization	(530,925)	(662,160)	(100,986)	(86,557)	(8,922)	—	(41,569)	(35,302)	(682,402)	(784,019)
Share of profit of equity accounted investees	—	—	—	—	—	—	102,990	64,906	102,990	64,906
Capital expenditure	404,651	449,429	155,762	205,963	550,926	—	278,077	137,311	1,389,416	792,703
Other material non-cash items:
Impairment on goodwill	—	—	—	—	—	—	—	—	—	—
	As at 31 December 2009 and 2008
	Turkcell		Euroasia		Belarussian Telecom		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Reportable segment assets	3,730,420	2,801,251	702,847	592,035	517,718	586,242	773,103	448,036	5,724,088	4,427,564
Investment in associates		—		—		—	383,490	313,723	383,490	313,723
Reportable segment liabilities	1,305,206	1,330,075	189,875	121,835	56,982	9,827	143,607	115,169	1,695,670	1,576,906

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Reconciliations of reportable segment revenues, adjusted EBITDA, assets and liabilities and other material items:

	2009	2008	2007
Revenues
Total revenue for reportable segments	5,568,137	6,651,438	6,020,187
Other revenue	549,846	655,196	562,162
Elimination of inter-segment revenue	(328,011)	(336,226)	(253,769)

Consolidated revenue	5,789,972	6,970,408	6,328,580

Adjusted EBITDA
Total adjusted EBITDA for reportable segments	1,801,082	2,410,443	2,409,771
Other adjusted EBITDA	144,989	181,671	174,537
Elimination of inter-segment adjusted EBITDA	(20,738)	(11,833)	42,827

Consolidated adjusted EBITDA	1,925,333	2,580,281	2,627,135

Finance income	329,550	442,099	308,368
Finance costs	(187,514)	(136,769)	(551,142)
Other income	978	14,136	7,799
Other expense	(111,220)	(17,990)	(22,423)
Share of profit of equity accounted investees	78,448	102,990	64,906
Depreciation and amortization	(590,678)	(679,927)	(792,977)

Consolidated profit before income tax	1,444,897	2,304,820	1,641,666

Finance income
Total finance income for reportable segments	307,825	673,762	267,023
Other finance income	75,783	81,423	62,876
Elimination of inter-segment finance income	(54,058)	(313,086)	(21,531)

Consolidated finance income	329,550	442,099	308,368

Finance costs
Total finance cost for reportable segments	230,373	364,877	556,377
Other finance cost	32,975	76,006	31,453
Elimination of inter-segment finance cost	(75,834)	(304,114)	(36,688)

Consolidated finance cost	187,514	136,769	551,142

Depreciation and amortization
Total depreciation and amortization for reportable segments	533,698	640,833	748,717
Other depreciation and amortization	62,363	41,569	35,302
Elimination of inter-segment depreciation and amortization	(5,383)	(2,475)	8,958

Consolidated depreciation and amortisation	590,678	679,927	792,977

Capital expenditure
Total capital expenditure for reportable segments	1,543,860	1,111,339	655,392
Other capital expenditure	292,550	278,077	137,311
Elimination of inter-segment capital expenditure	(67,136)	(24,838)	(9,590)

Consolidated capital expenditure	1,769,274	1,364,578	783,113

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	2009	2008
Assets
Total assets for reportable segments	4,950,985	3,979,528
Other assets	773,103	448,036
Investments in equity accounted investees	383,490	313,723
Other unallocated amounts	3,213,188	3,326,639

Consolidated total assets	9,320,766	8,067,926

Liabilities
Total liabilities for reportable segments	1,552,063	1,461,737
Other liabilities	143,607	115,169
Other unallocated amounts	1,728,895	1,047,377

Consolidated total liabilities	3,424,565	2,624,283

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	2009	2008	2007
Revenues
Turkey	5,348,869	6,456,165	5,990,090
Ukraine	349,676	436,716	254,647
Belarus	17,356	380	—
Turkish Republic of Northern Cyprus	74,071	77,147	83,843

	5,789,972	6,970,408	6,328,580

	2009	2008
Non-current assets
Turkey	3,437,909	2,479,805
Ukraine	634,068	528,078
Belarus	507,729	582,634
Turkish Republic of Northern Cyprus	66,656	57,804
Unallocated non-current assets	420,303	349,481

	5,066,665	3,997,802

7.	Revenue

	2009	2008	2007
Communication fees	5,557,335	6,576,857	5,976,890
Commission fees on betting business	42,652	176,237	181,296
Monthly fixed fees	42,493	65,081	54,816
Simcard sales	22,855	28,189	20,767
Call center revenues	17,426	16,604	12,925
Other revenues	107,211	107,440	81,886

	5,789,972	6,970,408	6,328,580

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

8.	Other Expenses

Other expenses amount to $111,220, $17,990 and $22,423 for years ended 31 December 2009, 2008 and 2007, respectively.

Other expenses comprises impairment on goodwill arising from the acquisition of Belarussian Telecom, Competition Authority’s penalty on mobile marketing activities and penalty on special communication tax amounting to $61,835, $18,107 and $14,601, respectively for the year ended 31 December 2009.

9.	Personnel expenses

	2009	2008	2007
Wages and salaries(*)	400,880	501,327	385,192
Increase in employee benefits	7,884	8,083	8,487
Contributions to defined contribution plans	3,694	4,182	1,253

	412,458	513,592	394,932

*	Wages and salaries include compulsory social security contributions.

10.	Finance income and costs

Recognised in profit or loss:

	2009	2008	2007
Interest income on bank deposits	224,160	359,408	241,055
Late payment interest income	49,037	43,479	37,188
Interest income on contracted receivables	31,178	—	—
Premium income on option contracts	10,549	14,655	17,807
Interest income on available-for-sale financial assets	6,308	8,328	303
Net gain on disposal of available-for-sale financial assets transferred from equity	2,084	6,494	1,673
Discount interest income	1,052	5,053	1,772
Interest income on unimpaired held-to-maturity investments	—	—	890
Other interest income	5,182	4,682	7,680

Finance income	329,550	442,099	308,368

Litigation late payment interest expense	(97,016)	(30,501)	(15,602)
Discount interest expense on financial liabilities measured at amortised cost	(76,763)	(51,448)	(42,137)
Option premium expense	(1,150)	(4,970)	(8,501)
Net foreign exchange loss	(576)	(44,452)	(460,754)
Debt extinguishment cost	—	—	(17,549)
Other	(12,009)	(5,398)	(6,599)

Finance cost	(187,514)	(136,769)	(551,142)

Net finance income	142,036	305,330	(242,774)

Late payment interest income is interest received from subscribers who pay monthly invoices after due date specified on the invoices.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Interest income on contracted receivables is recognised over the amount related to the handset campaigns throughout the contract period.

Litigation late payment interest expense is recognised in relation to legal disputes and detailed explanations are given in note 32.

Interest expense on borrowings capitalized on fixed assets amounts to $1,602, $11,375 and $11,268 for year ended 31 December 2009, 2008 and 2007, respectively.

Recognised in other comprehensive income:

	2009	2008	2007
Other comprehensive expense:
Foreign currency translation difference	53,046	(1,458,709)	811,302
Net change in fair value of available-for-sale securities	1,197	—	4,895
Net change in fair value of available-for-sale securities transferred to profit loss	—	(6,385)	(1,704)
Income tax on other comprehensive income	(1,091)	1,368	(525)

Other comprehensive expense for the period, net of income tax	53,152	(1,463,726)	813,968

Total comprehensive income/(expense) for the period	53,152	(1,463,726)	813,968

Attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	52,689	(1,473,320)	828,236
Non-controlling interest	463	9,594	(14,268)

Total comprehensive income/(expense) for the period	53,152	(1,463,726)	813,968

11.	Income tax expense

	2009	2008	2007
Current tax expense
Current period	(353,389)	(567,169)	(412,521)

Deferred tax benefit	(353,389)	(567,169)	(412,521)
Origination and reversal of temporary differences	9,574	14,893	56,769
Benefit of investment incentive recognized	1,892	2,518	31,369
Utilisation of previously unrecognized tax losses	1,830	—	1,965

	13,296	17,411	90,103

Total income tax expense	(340,093)	(549,758)	(322,418)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Income tax recognized directly in equity

	Before tax	Tax (expense)/ Benefit	Net of tax
2009
Foreign currency translation differences	53,046	(1,091)	51,955
Net change in fair value of available-for-sale securities	1,197	—	1,197

	54,243	(1,091)	53,152

2008
Foreign currency translation differences	(1,458,709)	343	(1,458,366)
Net change in fair value of available-for-sale securities	(6,385)	1,025	(5,360)

	(1,465,094)	1,368	(1,463,726)

2007
Foreign currency translation differences	811,302	—	811,302
Net change in fair value of available-for-sale securities	3,191	(525)	2,666

	814,493	(525)	813,968

Reconciliation of effective tax rate

The reported income tax expense for the year ended 31 December 2009, 2008 and 2007 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		2009		2008		2007
Profit for the period		1,104,804		1,755,062		1,319,248
Total income tax expense		340,093		549,758		322,418

Profit excluding income tax		1,444,897		2,304,820		1,641,666

Income tax using the Company’s domestic tax rate	20%	(288,979)	20%	(460,964)	20%	(328,333)
Effect of tax rates in foreign jurisdictions	(1)%	10,041	(1)%	17,909	—	7,960
Tax exempt income	—	1,041	—	6,178	(1)%	9,724
Non deductible expenses	2%	(29,444)	2%	(42,206)	2%	(25,118)
Tax incentives	—	1,892	—	2,518	(2)%	31,369
Utilization of previously unrecognized tax losses	—	1,830	—	—	—	1,965
Unrecognized deferred tax assets	3%	(48,963)	4%	(83,841)	2%	(28,319)
Difference in effective tax rate of equity accounted investees	(1)%	17,602	(1)%	22,937	(1)%	14,621
Other	—	(5,113)	1%	(12,289)	—	(6,287)

Total income tax expense	24%	(340,093)	24%	(549,758)	20%	(322,418)

The income taxes payable of $93,260 and $126,585 as at 31 December 2009 and 2008, respectively, represents the amount of income taxes payable in respect of related taxable profit for the year ended 31 December 2009 and 2008, respectively netted off with advance tax payments.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Balance at 1 January 2009	Additions	Disposals	Transfers	Effect of movements in exchange rates	Balance at 31 December 2009
Cost or deemed cost
Network infrastructure (All Operational)	4,636,948	219,664	(344,581)	704,608	17,901	5,234,540
Land and buildings	269,094	8,227	—	1,765	(6,342)	272,744
Equipment, fixtures and fittings	280,986	7,831	(9,777)	31,637	713	311,390
Motor vehicles	14,737	1,569	(1,067)	—	(334)	14,905
Leasehold improvements	132,628	4,232	(3,745)	1,138	490	134,743
Construction in progress	436,107	804,244	—	(739,148)	(50,153)	451,050

Total	5,770,500	1,045,767	(359,170)	—	(37,725)	6,419,372

Accumulated Depreciation
Network infrastructure (All Operational)	3,202,862	349,349	(316,821)	—	38,013	3,273,403
Land and buildings	82,300	16,518	—	—	587	99,405
Equipment, fixtures and fittings	260,872	15,243	(9,031)	—	(724)	266,360
Motor vehicles	12,092	956	(1,029)	—	8	12,027
Leasehold improvements	116,304	2,191	(3,047)	—	507	115,955

Total	3,674,430	384,257	(329,928)	—	38,391	3,767,150

Total property, plant and equipment	2,096,070	661,510	(29,242)	—	(76,116)	2,652,222

Depreciation expenses for the year ended 31 December 2009, 2008 and 2007 are $384,257, $433,942, and $532,915 respectively.

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2009, net carrying amount of fixed assets acquired under finance leases amounted to $65,844 (31 December 2008: $68,050).

Property, plant and equipment under construction

Construction in progress mainly consisted of expenditures in GSM network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and Belarussian Telecom and non-operational items as at 31 December 2009 and 31 December 2008.

As at 31 December 2009, a mortgage is placed on Izmir and Davutpasa buildings amounting to $996 and $332, respectively (31 December 2008: $992 and $331, respectively).

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

amount is estimated. As the recoverable amounts of the assets or cash-generating unit are greater than the value in use, no impairment is required.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. Impairment test for long-lived assets of Astelit, is made on the assumption that Astelit is the cash generating unit. As the recoverable amounts based on the value in use of cash generating units is higher than the carrying amount of cash-generating units of Astelit and A-Tel, no impairment is required.

The assumptions used in value in use calculation of Astelit and A-Tel as of 31 December 2009 are:

Astelit: A 15.7% post-tax WACC rate and a 3.0% terminal growth rate were used to extrapolate cash flows beyond the 6-year forecasts based on the business plans approved by the Board of Directors. Independent appraisal is obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes is 19.5%.

A-Tel: A 14.2% post-tax WACC rate and a 4.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the plans. The pre-tax rate for disclosure purposes is 16.3%.

13.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $404,636 as at 31 December 2009 (31 December 2008: $433,280). The amortization period of the license will end in 2023.

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. According to the agreement, operators have provided IMT 2000/UMTS services starting from 30 July 2009.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Balance at 1 January 2009	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2009
Cost
GSM and other telecommunication operating licenses	986,447	17,027	(19,771)	508,312	—	(26,117)	1,465,898
Computer Software	1,743,264	23,530	(2,319)	185,000	—	1,585	1,951,060
Transmission Lines	31,431	1,350	—	—	—	408	33,189
Central Betting System Operating Right	5,476	28	—	—	—	23	5,527
Brand name	4,655	—	—	—	—	21	4,676
Customer Base	6,370	—	—	—	—	28	6,398
Customs duty and VAT exemption right	51,101	—	—	—	—	224	51,325
Goodwill	244,642	—	—	—	(61,835)	1,549	184,356
Other	1,718	1,062	—	—	—	(482)	2,298
Construction in progress	22,506	680,510	—	(693,312)	—	(4,142)	5,562

Total	3,097,610	723,507	(22,090)	—	(61,835)	(26,903)	3,710,289

Accumulated Amortization
GSM and other telecommunication operating licenses	398,677	50,389	(19,771)	—	—	(21,495)	407,800
Computer Software	1,212,943	140,964	(1,940)	—	—	3,875	1,355,842
Transmission Lines	23,585	2,301	—	—	—	154	26,040
Central Betting System Operating Right	3,826	170	—	—	—	20	4,016
Brand name	116	458	—	—	—	10	584
Customer Base	1,337	639	—	—	—	20	1,996
Customs duty and VAT exemption right	3,871	11,416	—	—	—	266	15,553
Other	360	84	—	—	—	33	477

Total	1,644,715	206,421	(21,711)	—	—	(17,117)	1,812,308

Total intangible assets	1,452,895	517,086	(379)	—	(61,835)	(9,786)	1,897,981

Amortization expenses for the year ended 31 December 2009, 2008 and 2007 are $206,421, $245,985 and $260,062 respectively. The impairment losses on goodwill for the year ended 31 December 2009 is $61,835 recognised in other expenses in the consolidated income statement.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals are obtained for fair values to determine recoverable amounts for Belarussian Telecom and Superonline.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in EBITDA, calculated as results from operating activities before depreciation and amortization and other income/(expense), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarussian Telecom

The aggregate carrying amount of goodwill allocated to Belarussian Telecom is $162,645. As at 31 December 2009, goodwill arising from the acquisition of Belarussian Telecom was impaired by $61,835 following the adverse movements in the discount rates mainly due to the economic slowdown in Belarus and adverse performance against previous plans. The impairment loss was allocated fully to goodwill and is included in other expense. Value in use was determined by discounting the future cash flows generated from the continuing use of the unit. The calculation of the value in use was based on the following key assumptions:

Based on the increase in the market share and average revenue per user (“ARPU”) levels revenues are estimated to increase on a steady way. ARPU is expected to reach to levels close to the competitors by the end of 2016. The anticipated revenue growths will lead also to increased EBITDA on the projected term. Additionally, it is estimated that gross profit margin will also improve throughout the projection period based on the ground that the share of calls to be terminated in Belarusian Telecom network will increase and transmission costs will decrease since it is planned to Belarussian Telecom will construct its own network. Selling and marketing expenses in proportion to revenue is expected to decrease to constant levels at the end of the first three years of operation, since proportion of subscriber acquisition and advertising costs is estimated to decrease.

The projection period for the purposes of goodwill impairment testing is taken as 7 years between 1 January 2010 and 31 December 2016, since, according to the business plan, Belarusian Telecom reaches a mature state in the year 2016.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.5% which does not exceed the estimated average growth rate for the country.

A post-tax discount rate WACC of 14.1% was applied in determining the recoverable amount of the unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes is 16.6%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Superonline

The aggregate carrying amount of goodwill allocated to Superonline is $21,711. As the recoverable values based on the value in use of the cash generating units is estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline. The calculation of the value in use was based on the following key assumptions:

Values assigned to EBITDA for the periods forecasted include the expected synergies to be achieved from operating as a part of the Group. Values assigned to this key assumption reflect past experience except for efficiency improvements and synergies. Management believes that any reasonably possible change in the key assumptions on which Superonline recoverable amount is based would not cause Superonline’s carrying amount to exceed its recoverable amount.

The projection period for the purposes of goodwill impairment testing is taken as 8 years between 1 January 2010 and 31 December 2017, since, according to the Superonline’s business plan, Superonline reaches a mature state in the year 2017.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 2.5%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.

A post-tax discount rate WACC of 16.8% was applied in determining the recoverable amount of the unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre tax cash flows at pre-tax discount rate give same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 20.6%.

After the acquisition of Superonline in 2008, management merged Superonline’s operations with its wholly owned subsidiary, Tellcom in May 2009. With the merger, Superonline and Tellcom seized to be separate cash generating units and merged as one cash generating unit under the brand name of Superonline. Therefore, the business plans used for the purpose of the impairment testing represents the merged entities operations.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the year ended 31 December 2009, 2008 and 2007 are $78,448, $102,990 and $64,906, respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities
31 December 2009
Fintur (associate)	41.45%	423,754	1,491,371	1,915,125	250,133	804,271	1,054,404
A-Tel (joint venture)*	50.00%	46,069	196,524	242,593	6,539	39,476	46,015

		469,823	1,687,895	2,157,718	256,672	843,747	1,100,419

31 December 2008
Fintur (associate)	41.45%	492,587	1,786,728	2,279,315	443,808	962,823	1,406,631
A-Tel (joint venture)*	50.00%	73,924	207,342	281,266	22,157	44,924	67,081

		566,511	1,994,070	2,560,581	465,965	1,007,747	1,473,712

	Revenues	Direct cost of revenues	Profit
2009
Fintur	1,605,022	(665,749)	310,945
A-Tel	73,897	(77,625)	(8,529)

	1,678,919	(743,374)	302,416

2008
Fintur	1,823,095	(739,410)	364,545
A-Tel	98,129	(83,128)	1,888

	1,921,224	(822,538)	366,433

2007
Fintur	1,486,390	(609,494)	262,850
A-Tel	92,791	(95,033)	7,058

	1,579,181	(704,527)	269,908

*	Figures mentioned in the above table includes fair value adjustments that arose during acquisition of A-Tel.

The Company’s investment in Fintur and A-Tel amounts to $285,597 and $97,893 respectively as at 31 December 2009 (31 December 2008: $207,019 and $106,704).

During 2009, Fintur distributed a total dividend of $200,000. The Group received its share of dividend in December 2009 at the amount of $82,900 and decreased its investment in Fintur by $82,900.

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. (“Azercell”), a 51% owned consolidated subsidiary of Fintur, was completed. The non-controlling shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%. One of the non-controlling shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding material decisions at the General Assembly. Fintur has initially accounted for the present value of

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

the estimated option redemption amount as a provision and derecognized the non-controlling interest. The difference between the present value of the estimated option redemption amount and the derecognized non-controlling interest amounting to $647,930 is accounted under equity, in accordance with the Group’s accounting policy.

During December 2009 and March 2008 at the General Assembly meeting of A-Tel, it has been decided to distribute dividends and accordingly the Company reduced the carrying value of its investments in A-Tel by the dividends declared of TL 7,248 (equivalent to $4,814 as at 31 December 2009) and TL 12,543 (equivalent to $8,330 as at 31 December 2009) as at 31 December 2009 and 2008, respectively.

15.	Other investments

Non-current investments:

		2009		2008
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	6.24	22,492	6.24	22,393
T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	10.23	12,263	10.23	12,221

			34,755		34,614

In 2003, the Group acquired a 6.24% interest in Aks TV and an 8.23% interest in T-Medya, media companies owned by Cukurova Group. On 27 June 2007, T-Medya took over Asli Gazetecilik ve Matbaacilik AS and, by this restructuring, interest of the Group in T-Medya increased from 8.23% to 9.23%. As a result of the acquisition of Superonline, interest of the Group in T-Medya increased to 10.23%.

On 2 February 2010, Savings Deposit Insurance Fund (“SDIF”) notified that lien was laid on “priority right to purchase back” regarding the shares of Aks TV of which 6.24% were held by Turktell Bilişim Hizmetleri AS. In case that, those shares are sold to third parties other than Cukurova Group, SDIF has the right to exercise its priority right to purchase back and the purchase price will be determined within the context of the past agreements signed between previous owners and Cukurova Group.

Investment in Aks TV and T-Medya are classified as available-for-sale financial assets. However, there is not active market available for these equity instruments, and application of valuation techniques is impracticable. Accordingly, the Company measured these investments at cost.

Current investments:

	2009	2008
Available-for-sale government bonds, treasury bills	62,398	689

TL denominated government bonds with a carrying amount of $62,109 are discounted as at 31 December 2009 (31 December 2008: nil). Interest bearing available-for-sale EUR denominated government bonds and treasury bills with a carrying amount of $289 as at 31 December 2009 have stated interest rates of Euribor+1.8% and mature in 6 months to 1 year. As at 31 December 2008, interest bearing available-for-sale USD denominated and EUR denominated government bonds and treasury bills with a carrying amount of $403 and $286, respectively have stated interest rates of Libor+1.0% and Euribor+1.8%, respectively and mature in 1 to 2 years.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in note 29.

16.	Other non-current assets

	2009	2008
Value added tax (“VAT”) receivable	37,628	20,579
Prepaid expenses	22,406	17,921
Deposits and guarantees given	9,597	5,840
Prepayment for subscriber acquisition cost	2,867	7,652
Others	2,622	2,015

	75,120	54,007

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

17.	Deferred tax assets and liabilities

Unrecognised deferred tax liabilities

At 31 December 2009, a deferred tax liability of $18,669 (31 December 2008: $14,827) for temporary differences of $93,345 (31 December 2008: $74,135) related to an investment in a subsidiary was not recognised because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2009	2008
Deductible temporary differences	39,186	4,841
Tax losses	140,493	125,875

Total unrecognised deferred tax assets	179,679	130,716

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

As at 31 December 2009, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2005	157	2010
2006	3,297	2011
2007	12,643	2012
2008	79,969	2013
2009	36,168	2014

	132,234

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

As at 31 December 2009, tax losses which will be carried indefinitely are as follows:

Year Originated	Amount
2004	21,282
2005	55,332
2006	96,965
2007	37,791
2008	217,431
2009	27,385

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2009 and 2008 are attributable to the following:

	Assets		Liabilities		Net
	2009	2008	2009	2008	2009	2008
Property, plant & equipment and intangible assets	84	166	(170,397)	(168,802)	(170,313)	(168,636)
Investment	—	—	(13,833)	(10,267)	(13,833)	(10,267)
Provisions	27,474	10,070	—	—	27,474	10,070
Trade and other payables	39,271	45,242	(38)	(1,003)	39,233	44,239
Other items	2,104	4,883	(1,039)	(9,642)	1,065	(4,759)
Tax credit carry forwards	—	6	—	—	—	6

Tax assets / (liabilities)	68,933	60,367	(185,307)	(189,714)	(116,374)	(129,347)

Set off of tax	(66,875)	(59,223)	66,875	59,223	—	—

Net tax assets / (liabilities)	2,058	1,144	(118,432)	(130,491)	(116,374)	(129,347)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Movement in temporary differences as at 31 December 2009 and 2008

	Balance at 1 January 2008	Recognised in profit or loss	Recognised in other comprehensive income	Acquired in business combinations	Disposal of subsidiary	Effect of movements in exchange rates	Balance at 31 December 2008
Property, plant & equipment and intangible assets	(200,730)	46,147	—	(50,989)	98	36,838	(168,636)
Investment	(7,816)	(8,133)	343	—	—	5,339	(10,267)
Provisions	12,813	367	—	—	(5)	(3,105)	10,070
Trade and other payables	54,749	3,675	—	—	—	(14,185)	44,239
Other items	10,519	(23,942)	1,025	(476)	—	8,115	(4,759)
Tax credit carry forwards	523	(703)	—	—	—	186	6

Total	(129,942)	17,411	1,368	(51,465)	93	33,188	(129,347)

	Balance at 1 January 2009	Recognised in profit or loss	Recognised in other comprehensive income	Acquired in business combinations	Disposal of subsidiary	Effect of movements in exchange rates	Balance at 31 December 2009
Property, plant & equipment and intangible assets	(168,636)	(907)	—	—	—	(770)	(170,313)
Investment	(10,267)	(2,353)	(1,091)	—	—	(122)	(13,833)
Provisions	10,070	16,802	—	—	—	602	27,474
Trade and other payables	44,239	(5,033)	—	—	—	27	39,233
Other items	(4,759)	4,793	—	—	—	1,031	1,065
Tax credit carry forwards	6	(6)	—	—	—	—	—

Total	(129,347)	13,296	(1,091)	—	—	768	(116,374)

18.	Trade receivables and accrued income

	2009	2008
Receivables from subscribers	392,328	298,294
Accrued service income	318,526	175,429
Accounts and checks receivable	57,867	105,822
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	15,031	7,840

	783,752	587,385

Trade receivables are shown net of allowance for doubtful debts amounting to $268,157 as at 31 December 2009 (31 December 2008: $196,637). The impairment loss recognized for the year ended 31 December 2009, 2008 and 2007 are $75,379, $65,678 and $35,142, respectively.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $164,958 and $165,310 as at 31 December 2009 and 2008, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Receivables from Turk Telekom as at 31 December 2009 and 2008 represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in note 29.

19.	Other current assets

	2009	2008
Prepaid expenses	69,559	54,899
VAT receivable	48,760	22,979
Interest income accruals	17,727	19,760
Prepayment for subscriber acquisition cost	12,527	23,822
Advances to suppliers	12,351	9,157
Receivable from personnel	2,767	3,488
Other	11,726	4,683

	175,417	138,788

20.	Cash and cash equivalents

	2009	2008
Cash in hand	157	4,567
Cheques received	1,154	599
Banks	3,093,889	3,254,582
-Demand deposits	199,764	149,149
-Time deposits	2,894,125	3,105,433
Bonds and bills	286	44

Cash and cash equivalents	3,095,486	3,259,792
Bank overdrafts	(5,244)	(4,372)

Cash and cash equivalents in the statement of cash flows	3,090,242	3,255,420

As at 31 December 2009, there was no cash and cash equivalents amount deposited in banks, that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company (31 December 2008: $50,000).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in note 29.

21.	Capital and reserves

Share capital

As at 31 December 2009, common stock represented 2,200,000,000 (31 December 2008: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be one TL.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

In connection with the redenomination of the TL and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TL 1, 1,000 units of shares, each having a nominal value of TL 0.001 shall be merged and each unit of share having a nominal value of TL 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TL 0.001 to one ordinary share having a nominal value of TL 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TL 0.001 to TL 1, all shares will have a value of TL 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TL 1 which is consented by Capital Markets Board of Turkey (“CMB”). Accordingly, number of shares data is adjusted for the effect of this merger.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

As at 31 December 2009, total number of pledged shares hold by various institutions is 137,200 (31 December 2008: 154,000).

Capital contribution

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

Reserve for minority put option liability

The reserve for minority put option liability includes the difference between the put option liability granted to the non-controlling shareholders in existing subsidiaries recognised and the amount of non-controlling interest derecognized. Subsequent changes in the fair value of the put option liability are also recognised in this reserve.

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

On 30 March 2009, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2008 amounting to TL 1,098,193 (equivalent to $713,297 and $729,357 as at 8 May 2009 and 31 December 2009, respectively), which represented 50% of distributable income. This represents a net cash dividend of full TL 0.4991787 (equivalent to full $0.331526 as at 31 December 2009) per share. This dividend proposal was approved at the Company’s Ordinary General Assembly of Shareholders held on 8 May 2009. Dividend distribution was started on 18 May 2009 and completed as at 31 December 2009.

On 10 March 2010, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2009 amounting to TL 859,259 (equivalent to $570,671 as at 31 December 2009, respectively), which represented 50% of distributable income. This represents a net cash dividend of full TL 0.3905723 (equivalent to full $0.2593958 as at 31 December 2009) per share. This dividend proposal will be discussed at Ordinary General Assembly of Shareholders to be held on 29 April 2010.

	2010		2009		2008
	TL	USD	TL	USD*	TL	USD*
Cash dividends	859,259	570,671	1,098,193	713,297	648,714	502,334

*	USD equivalents of dividends are computed by using the Central Bank of Turkey’s TL/USD exchange rate on 8 May 2009 and 25 April 2008, which are the dates that the General Assembly of Shareholders approved the dividend distribution.

22.	Earnings per share

The calculation of basic and diluted earnings per share as at 31 December 2009 were based on the profit attributable to ordinary shareholders for the year ended 31 December 2009, 2008 and 2007 of $1,093,992, $1,836,824 and $1,350,162 respectively and a weighted average number of shares outstanding during the year ended 31 December 2009, 2008 and 2007 of 2,200,000,000 calculated as follows:

	2009	2008	2007
Numerator:
Net profit for the period attributed to owners	1,093,992	1,836,824	1,350,162

Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.497269	0.834920	0.613710

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

23.	Other non-current liabilities

	2009	2008
Consideration payable in relation to acquisition of BeST	75,319	149,163
Financial liability in relation to put option	63,152	77,524
Deposits and guarantees taken from agents	13,951	—
Other	2,569	824

	154,991	227,511

Consideration payable in relation to acquisition of Belarussian Telecom represents the present value of long-term deferred payments to the seller. Total deferred payments amount to $200,000, of which $100,000 will be paid on 31 December 2010. The present value of this liability amounted to $97,605 as at 31 December 2009 is classified under trade and other payables (see note 28). Payment of an additional $100,000 is contingent on financial performance of Belarussian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2015. The present value of the contingent consideration is $75,319 as at 31 December 2009.

Non-controlling shareholders in Belarussian Telecom were granted a put option, giving the shareholders the right to sell their entire stake to Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) at fair value during a specified period. The Group accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The Company has estimated a value based on multiple approaches including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted to 31 December 2009.

The difference between the present value of the estimated option redemption and derecognized non-controlling interest amounting to $17,679 has been presented as reserve for minority put option under equity.

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

	2009	2008
Non-current liabilities
Unsecured bank loans	793,210	107,055
Secured bank loans	25,253	17,350
Finance lease liabilities	2,716	5,615

	821,179	130,020

Current liabilities
Current portion of unsecured bank loans	226,463	639,599
Unsecured bank facility	461,788	13,020
Current portion of finance lease liabilities	2,529	3,290

	690,780	655,909

Finance lease liabilities are payable as follows:

	2009			2008
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	2,768	239	2,529	3,819	529	3,290
Between one and five years	2,815	99	2,716	6,086	471	5,615

	5,583	338	5,245	9,905	1,000	8,905

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Terms and conditions of outstanding loans are as follows:

				2009			2008
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount
Unsecured bank loans	USD	2012	Floating	Libor+2.3%-3.75%	491,000	487,563	Libor+2.3%	150,000	151,373
Unsecured bank loans	USD	2010	Floating	Libor+2.0%-3.5%	476,000	476,754	—	—	—
Unsecured bank loans	USD	2014	Fixed	2.24%	191,219	183,710	—	—	—
Unsecured bank loans	USD	2010	Fixed	2.80%	113,387	113,395	—	—	—
Unsecured bank loans	USD	2016	Fixed	2.81%	69,856	66,051	—	—	—
Unsecured bank loans	USD	2011	Fixed	2.80%	63,500	63,505	—	—	—
Unsecured bank loans	USD	2014	Floating	Libor+1.35%	64,589	62,162	—	—	—
Unsecured bank loans	USD	2012	Fixed	2.97%	25,958	26,236	—	—	—
Secured bank loans**	BYR	2020	Floating	RR*+2%	22,487	25,253	RR*+2%	16,583	17,350
Unsecured bank loans	BYR	2010	Floating	1/2 RR*	1,971	2,085	1/2 RR*	5,785	6,152
Unsecured bank loans	USD	2009	Floating	—	—	—	Libor+1.25%	599,500	600,631
Unsecured bank loans	USD	2009	Floating	—	—	—	Libor+0.6%	1,500	1,518
Finance lease liabilities	USD	2009-2011	Fixed	5.7%	5,583	5,245	6.9%	9,905	8,905

					1,525,550	1,511,959		783,273	785,929

*	Refinancing rate of the National Bank of the Republic of Belarus.
**	Secured by Rebuplic of Belarus Government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

25.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate of 5.9%.

Movement in the reserve for employee termination benefits as at 31 December 2009 and 2008 are as follows:

	2009	2008
Balance at 1 January	26,717	27,229
Provision set/reversed during the period	6,350	6,734
Payments made during the period	(5,410)	(2,235)
Unwind of discount	1,534	1,349
Effect of change in foreign exchange rate	(1,415)	(6,360)

Balance at 31 December	27,776	26,717

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated income statement as incurred. The Group incurred $3,694, $4,182 and $1,253 in relation to defined contribution retirement plan for the years ended 31 December 2009, 2008 and 2007 respectively.

26.	Deferred income

Deferred income primarily consists of counters sold but not used by prepaid subscribers and it is classified as current as at 31 December 2009. The amount of deferred income is $248,518 and $250,386 as at 31 December 2009 and 2008, respectively.

27.	Provisions

Non-current provisions:

	Legal	Site Restoration	Other	Total
Balance at 1 January 2008	—	—	—	—
Provision made during the period	—	5,369	—	5,369
Effect of change in foreign exchange rate	—	(879)	—	(879)

Balance at 31 December 2008	—	4,490	—	4,490

	Legal	Site Restoration	Other	Total
Balance at 1 January 2009	—	4,490	—	4,490
Provision made during the period	95	590	467	1,152
Effect of change in foreign exchange rate	—	34	—	34

Balance at 31 December 2009	95	5,114	467	5,676

Legal provisions are set for the probable cash outflows related to legal disputes. In note 32, under legal proceedings section, detailed explanations are given with respect to legal provisions.

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

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2008	25,894	45,240	71,134
Provision made during the period	51,380	45,610	96,990
Provisions used during the period	(20,592)	(41,662)	(62,254)
Provisions reversed during the period	(6,472)	—	(6,472)
Unwind of discount	—	(52)	(52)
Effect of change in foreign exchange rate	(5,952)	(11,045)	(16,997)

Balance at 31 December 2008	44,258	38,091	82,349

	Legal	Bonus	Total
Balance at 1 January 2009	44,258	38,091	82,349
Provision made during the period	158,580	36,784	195,364
Provisions used during the period	(40,018)	(37,996)	(78,014)
Unwind of discount	—	235	235
Effect of change in foreign exchange rate	5,098	135	5,233

Balance at 31 December 2009	167,918	37,249	205,167

Legal provisions are set for the probable cash outflows related to legal disputes. In note 32, under legal proceedings section, detailed explanations are given with respect to legal provisions.

The bonus provision totalling to $37,249 comprises mainly the provision for the year ended 31 December 2009 and is planned to be paid in March 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2009 and 2008 is as follows:

	2009	2008
Payables to other suppliers	354,057	196,645
Taxes and withholdings payable	215,375	261,962
Payables to Ericsson companies	115,980	106,256
Consideration payable in relation to acquisition of Belarussian Telecom	97,605	93,458
Selling and marketing expense accrual	62,783	77,646
Roaming expense accrual	61,783	71,149
License fee accrual	38,289	48,837
Interconnection payables	31,957	16,369
ICTA share accrual	18,543	17,799
Interconnection accrual	5,343	37,448
Deposits and guarantees taken from agents	—	8,292
Telecommunication authority payable	—	1,613
Other	37,047	26,947

	1,038,762	964,421

Balances due to other suppliers are arising in the ordinary course of business.

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to ICTA and personnel income taxes.

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services.

Consideration payable in relation to acquisition of Belarussian Telecom represents present value of short-term deferred payments to the seller. Total deferred payment amounts to $200,000, of which $100,000 will be paid on 31 December 2010. The remaining consideration is classified under Other non-current liabilities section (note 23).

Selling and marketing expense accrual is mainly resulted from services received from third parties related to marketing activities of the Group which are not yet invoiced.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Note	2009	2008
Due from related parties-non current	33	21,039	45,349
Other non-current assets**	16	11,996	7,001
Available-for-sale financial assets	15	62,398	689
Due from related parties-current	33	108,843	64,013
Trade receivables and accrued income	18	783,752	587,385
Other current assets**	19	29,284	25,305
Cash and cash equivalents*	20	3,095,329	3,255,225

		4,112,641	3,984,967

*	Cash on hand is excluded from cash and cash equivalents.
**	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2009	2008
Receivable from subscribers	710,747	473,662
Receivables from distributors and other operators	85,949	143,490
Other	1,312	6,753

	798,008	623,905

The aging of receivables as at 31 December :

	2009	2008
Not past due	523,638	434,614
1-30 days past due	43,096	30,273
1-3 months past due	56,025	36,691
3-12 months past due	124,238	68,417
1-5 years past due	145,358	115,362
More than 5 years past due	21,279	11,390

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Impairment losses

The movement in the allowance for impairment in respect of trade receivables as at 31 December 2009 and 2008 is as follows:

	2009	2008
Opening balance	196,637	181,746
Impairment loss recognised	75,379	65,678
Impairment loss recognised through acquisition of business combination	—	2,872
Write-off	(7,978)	(1,674)
Effect of change in foreign exchange rate	4,119	(51,985)

Closing balance	268,157	196,637

The impairment loss recognised of $75,379 for the year ended 31 December 2009 relates to its estimate of incurred losses in respect of trade receivables.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	31 December 2009							31 December 2008
	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	25,253	(46,659)	—	—	(5,420)	(16,767)	(24,472)	17,350	(35,490)	—	—	—	(13,433)	(22,057)
Unsecured bank loans	1,481,461	(1,583,273)	(267,683)	(432,251)	(166,987)	(695,681)	(20,671)	759,674	(816,076)	(77,901)	(554,363)	(14,114)	(169,698)	—
Finance lease liabilities	5,245	(5,583)	(1,383)	(1,385)	(2,789)	(26)	—	8,905	(9,905)	(1,556)	(2,265)	(2,839)	(3,245)	—
Trade and other payables*	723,222	(728,795)	(728,795)	—	—	—	—	607,844	(618,342)	(618,342)	—	—	—	—
Bank overdraft	5,244	(5,244)	(5,244)	—	—	—	—	4,372	(4,372)	(4,372)	—	—	—	—
Due to related parties	14,780	(14,884)	(14,884)	—	—	—	—	21,032	(21,353)	(21,353)	—	—	—	—
Consideration payable in relation to acquisition of Belarussian Telecom	172,924	(200,000)	—	(100,000)	—	—	(100,000)	242,621	(300,000)	—	(100,000)	(100,000)	—	(100,000)
Financial liability in relation to put option	63,152	(75,155)	—	—	—	(75,155)	—	77,524	(110,899)	—	—	—	(110,899)	—

TOTAL	2,491,281	(2,659,593)	(1,017,989)	(533,636)	(175,196)	(787,629)	(145,143)	1,739,322	(1,916,437)	(723,524)	(656,628)	(116,953)	(297,275)	(122,057)

*	Advances taken, taxes and withholding payable are excluded from trade and other payables.

Current cash debt coverage ratio as at 31 December 2009 and 2008 is as follows:

	31 December 2009	31 December 2008
Cash and cash equivalents	3,095,486	3,259,792
Current liabilities	2,296,511	2,105,054
Current cash debt coverage ratio	135%	155%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2008
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	45,349	—	—
Other non-current assets	1	—	—
Other investments	403	202	—
Due from related parties-current	15,634	804	—
Trade receivables and accrued income	28,905	9,899	10
Other current assets	1,947	933	—
Cash and cash equivalents	874,103	408,695	1,392

	966,342	420,533	1,402

Foreign currency denominated liabilities
Loans and borrowings-non current	(155,615)	—	—
Other non-current liabilities	(310,899)	—	—
Loans and borrowings-current	(558,174)	—	—
Trade and other payables	(264,586)	(69,877)	(3,091)
Due to related parties	(1,444)	(7,747)	—

	(1,290,718)	(77,624)	(3,091)

Net exposure	(324,376)	342,909	(1,689)

	31 December 2009
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	20,605	—	—
Other non-current assets	1	—	—
Other investments	—	201	—
Due from related parties-current	22,295	825	—
Trade receivables and accrued income	31,121	18,605	10
Other current assets	2,372	71	—
Cash and cash equivalents	1,324,795	99,734	1

	1,401,189	119,436	11

Foreign currency denominated liabilities
Loans and borrowings-non current	(830,434)	—	—
Other non-current liabilities	(189,105)	—	—
Loans and borrowings-current	(514,439)	—	—
Trade and other payables	(366,279)	(65,562)	(722)
Due to related parties	(4,199)	(1,194)	—

	(1,904,456)	(66,756)	(722)

Net exposure	(503,267)	52,680	(711)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date Closing Rate
	31 December 2009	31 December 2008	31 December 2009	31 December 2008
TL/USD	1.5495	1.2768	1.5057	1.5123
TL/EUR	2.1527	1.8816	2.1603	2.1408
TL/SEK	0.2016	0.1949	0.2082	0.1945
BYR/USD	2,780.9	2,135.9	2,863.0	2,200.0
HRV/USD	7.7975	5.2672	7.9850	7.7000

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, HRV, BYR against the following currencies as at 31 December 2009 and 2008 would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2009	2008
USD	50,327	32,438
EUR	(7,558)	(48,542)
SEK	10	22

10% weakening of the TL, HRV, BYR against the following currencies as at 31 December 2009 and 2008 would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2009	2008
USD	(50,327)	(32,438)
EUR	7,558	48,542
SEK	(10)	(22)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Interest rate risk

As at 31 December 2009 and 2008 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 December 2009		31 December 2008
	Note	Effective interest rate	Carrying amount	Effective interest rate	Carrying amount
Fixed rate instruments
Time deposits	20
USD		3.6%	1,425,695	5.7%	932,394
EUR		2.3%	146,183	6.2%	595,131
TL		10.1%	1,318,614	24.7%	1,572,390
Other		17.6%	3,633	1.7%	5,518
Available-for-sale securities	15
Gov. bonds, treasury bills
TL		14.8%	62,109	—	—
Finance lease obligations	24	5.7%	(5,245)	6.9%	(8,905)
Unsecured bank loans	24
USD fixed rate loans		3.7%	(452,897)	—	—
Variable rate instruments
Available-for-sale securities	15
Gov. bonds, treasury bills
USD		—	—	5.6%	403
EUR		5.1%	289	5.1%	286
Secured bank loans	24
BYR floating rate loans		12.3%	(25,253)	11.8%	(17,350)
Unsecured bank loans	24
USD floating rate loans		3.8%	(1,026,479)	5.6%	(753,522)
BYR floating rate loans		2.1%	(2,085)	3.0%	(6,152)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Fair value sensitivity analysis for fixed rate instruments:

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

A change of 1% in interest rates would have increased/ (decreased) equity by $186 (31 December 2008: nil).

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 December 2009 would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2009 and 2008.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2009
Variable rate instruments	(4,912)	4,912	—	—

Cash flow sensitivity (net)	(4,912)	4,912

31 December 2008
Variable rate instruments	(6,191)	6,191	3	(3)

Cash flow sensitivity (net)	(6,191)	6,191	3	(3)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the statement of financial position are as follows:

		31 December 2009		31 December 2008
	Note	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets carried at fair value
Available for sale securities	15	62,398	62,398	689	689

		62,398	62,398	689	689

Assets carried at amortized cost
Due from related parties-long term	33	21,039	21,039	45,349	45,349
Other non-current assets*	16	11,996	11,996	7,001	7,001
Due from related parties-short term	33	108,843	108,843	64,013	64,013
Trade receivables and accrued income	18	783,752	783,752	587,385	587,385
Other current assets*	19	29,284	29,284	25,305	25,305
Cash and cash equivalents	20	3,095,486	3,095,486	3,259,792	3,259,792

		4,050,400	4,050,400	3,988,845	3,988,845

Liabilities carried at fair value
Put Option for Best Acquisition	23	(63,152)	(63,152)	(77,524)	(77,524)

		(63,152)	(63,152)	(77,524)	(77,524)

Liabilities carried at amortized cost
Loans and borrowings-long term	24	(821,179)	(821,179)	(130,020)	(130,020)
Bank overdrafts	20	(5,244)	(5,244)	(4,372)	(4,372)
Loans and borrowings-short term	24	(690,780)	(690,780)	(655,909)	(655,909)
Trade and other payables	28	(723,222)	(723,222)	(607,844)	(607,844)
Due to related parties	33	(14,780)	(14,780)	(21,032)	(21,032)
Deferred Payments	23-28	(172,924)	(172,924)	(242,621)	(242,621)

		(2,428,129)	(2,428,129)	(1,661,798)	(1,661,798)

*	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.
**	Advances taken, taxes and withholdings payable are excluded from trade and other payables.

The methods used in determining the fair values of financial instruments are discussed in note 4.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method:

The different levels have been identified as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets and liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market.

	Level 1	Level 2	Level 3	Total
31 December 2009
Available-for sale financial assets	62,109	—	289	62,398

	62,109	—	289	62,398

Financial Liability in relation to put option	—	—	63,152	63,152

	—	—	63,152	63,152

30.	Operating leases

The Company entered into various operating lease agreements. For the year ended 31 December 2009, 2008 and 2007, total rent expenses for operating leases were $287,259, $263,805 and $206,543 respectively.

The Company leases out its investment property held under operating leases. The future minimum lease payments under non-cancellable leases are as follows:

	2009	2008
Less than one year	5,804	2,432
Between one and five years	19,167	10,596
More than five years	8,453	2,588

	33,424	15,616

31.	Guarantees and purchase obligations

As at 31 December 2009, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $245,088, of which $79,018 belongs to the handset purchases which had to be purchased till 30 June 2009, in accordance with the agreement with the related supplier. As at 31 December 2008, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $847,009.

As at 31 December 2009, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to wholly-owned subsidiaries amounting to TL 1,986,052 (equivalent to $1,319,023 as at 31 December 2009) (31 December 2008: TL 1,625,297 equivalent to $1,074,719 as at 31 December 2008).

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

In February 2002, the Company renewed its License with the ICTA, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behavior and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Certain conditions of the renewed License Agreement include the following:

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

Tariffs: ICTA sets the initial maximum tariffs in TL and USD. Thereafter, the revised License provides that the ICTA will adjust the maximum tariffs at most every nine months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the ICTA, Suspension and Termination:

The revised License is not transferable without the approval of the ICTA. In addition, the License Agreement gives the ICTA certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the ICTA.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The ICTA may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defense. During period of suspension, the ICTA may operate the Company’s GSM network.

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

3G License

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. Turkcell acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. According to the agreement, operators have provided IMT 2000/UMTS services starting from 30 July 2009.

In accordance with the 3G License Agreement, the Company had to cover 100% of the population within the borders of all metropolitan municipalities and borders of all cities and municipalities in three and six years, respectively. Moreover, the Company had to cover 100% of the population in all settlement areas with a population higher than 5,000 and 1,000 within eight and ten years, respectively following the effective date of the agreement.

Belarussian Telecom:

Belarussian Telecom owns a license issued on 28 August 2008 for a period of 10 years and is valid till 28 August 2018. Based on the SPA dated 29 July 2008 between the State Committee on Property of the Republic of Belarus (“the seller”), Beltel and the Company, the seller granted an extention on the license to render standard GSM and UMTS services until 28 August 2018. Besides, the license shall be extended for an additional ten years and the seller shall provide relevant official documents for such evidency authorization until 31 December 2009.

Under its license, Belarussian Telecom has several coverage requirements to increase its geographical coverage gradually starting from the date of the license until 2018. However, Belarussian Telecom’s period of execution in relation to coverage requirements are extended for three years starting from the acquisition date.

Astelit:

Astelit owns two GSM activity licenses, one is for GSM—900, the other is for DCS—1800. As at 31 December 2009, Astelit owns twenty five GSM—900, DCS 1800, D-AMPS and microwave Radiorelay

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

frequency licenses which are regional or national. In addition to the above GSM licenses, Astelit owns three licenses for local fixed line phone connection with wireless access using D-AMPS standard, one license for international and long distance calls and PSTN licenses for two regions of Ukraine. Also, Astelit holds number range—two NDC codes for mobile network and local ranges for PSTN and D-AMPS licenses. Number range for PSTN licenses obtaining is in process, the range will grow.

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

Inteltek:

Inteltek signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of sport betting games. The Central Betting System Contract was scheduled to expire on 30 March 2008.

Inteltek signed another contract with Genclik ve Spor Genel Mudurlugu (“GSGM”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting Contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GSGM ceased the implementation of the Fixed Odds Betting Contract starting from March 2007. Following this annulment decision, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with less-advantageous conditions compared to previous contract signed in 2003, which expired on 1 March 2008.

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, which took effect on 1 March 2008. At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract and both contracts were to be valid for one year utmost until the operation started as a result of the new tender.

On 28 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate, which is 1.4% of gross takings (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009.

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

Tellcom Iletisim Hizmetleri AS:

Tellcom Iletisim Hizmetleri AS (“Tellcom”) acquired Long Distance Traffic Carrying Services License, Satellite License, Infrastructure License and Internet Service Provider License.

Authorization By-Law For Telecommunication Services and Infrastructure published in Official Gazette on dated 26 August 2004 has been abrogated By-Law on Authorization for Electronic Communications Sector dated 28 May 2009. According to this abrogation, Tellcom’s “License” on Fixed Authority Services, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service has been changed to “Authority” on Fixed Authority Services, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service, Cable Broadcast Service and Tellcom’s “License” on Long Distance Traffic Carrying Services License has been changed to “Authority” relevant to the Fixed Telephony Services. Fixed Telephony Services Authorization is valid for 15 years and the remaining authorizations are valid for 25 years.

As of 31 December 2009, the management believes that the Company is in compliance with the above mentioned conditions and requirements in all material respects.

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (“Telsim”), Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMbH and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”).

The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the ICTA on 23 May 2003.

The Regulation is driven largely by a goal to improve the competitive environment. Under the Regulation, the ICTA may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom) were obliged to renew their interconnection agreements within two months following the issuance of the Regulation. As a result of intervention by the ICTA, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. The interconnection agreement with Avea

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(formerly TT&TIM) was last renewed on 20 January 2006. On 24 May 2006, shares of Telsim were transferred to Vodafone and a new interconnection agreement was signed between the Company and Vodafone at the end of July 2006.

On 21 February 2005, Tellcom and Milleni.com GMbH have signed an agreement to provide telecommunications services to each other whereby Milleni.com GMbH may convey calls to the Company’s switch and the Company may convey calls to Milleni.com GMbH’s switch, in both cases, for onward transmission to their destinations.

In addition, the ICTA has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price. The ICTA has also required telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another starting from 9 November 2008.

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

On 16 January 2007, ICTA published “Standard Interconnection Reference Tariffs” for Turk Telekom and GSM operators. In accordance with the recommendation, the fee determined for the Company is full TL 0.140/minute (equivalent to full $0.093/minute as at 31 December 2009) between 1 January 2007 and 28 February 2007.

From 1 March 2007, the fee is full TL 0.136/minute (equivalent to full $0.090/minute as at 31 December 2009). These “Standard Interconnection Reference Tariffs” were not necessarily directly applicable to the Company’s interconnection agreements unless explicitly stated by the ICTA at the end of the settlement procedure. However, full TL 0.136/minute (equivalent to full $0.090/minute as at 31 December 2009) has been started to be applied between Turk Telekom and the Company starting from 1 March 2007.

On 1 April 2008, ICTA published “Standard Interconnection Reference Tariffs” for Turk Telekom and GSM operators. In accordance with the recommendation, the fee determined for the Company is full TL

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

0.091/minute (equivalent to full $0.060/minute as at 31 December 2009) effective from 1 April 2008. These “Standard Interconnection Reference Tariffs” are not necessarily directly applicable to the Company’s current or future interconnection agreements unless explicitly stated by the ICTA at the end of the settlement procedure. The Company has recognized interconnection revenues and cost in accordance with “Standard Interconnection Reference Tariffs” starting from 1 April 2008.

On 25 March 2009, ICTA determined new “Standard Interconnection Tariffs” for the Company as full TL 0.0655 (equivalent to full $0.0435 as at 31 December 2009) which is effective from 1 May 2009. The Company has recognized interconnection revenues and cost in accordance with “Standard Interconnection Tariffs” starting from 1 May 2009. On 15 July 2009, ICTA determined 3G call termination fees as full TL 0.0775 (equivalent to full $0.0515 as at 31 December 2009) which is effective from 30 July 2009.

On 10 February 2010, ICTA determined new “Standard Interconnection Tariffs” for the Company as full TL 0.0313 (equivalent to full $0.0208 as at 31 December 2009) which will be effective from 1 April 2010.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $2,008 as at 31 December 2009) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $19,969 as at 31 December 2009).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company will apply for the correction of the decision. Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $61,011 as at 31 December 2009) and the Company netted off TL 59,822 (equivalent to $39,730 as at 31 December 2009) from the receivables from Turk Telekom. as at 31 December 2009. The remaining TL 32,042 (equivalent to $21,280 as at 31 December 2009) is set as provision in the consolidated financial statements as at and for the year ended 31 December 2009.

Dispute on National Roaming Agreement

In a letter dated 14 March 2002, the ICTA subjected Is-Tim’s request for national roaming to the condition that it be reasonable, economically proportional and technically possible. Nevertheless, the ICTA declared

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against ICTA. On 14 March 2006, Council of State decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Appeal process is still pending.

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $14,493 as at 31 December 2009). On 7 April 2004, the Company made the related payment. On 27 May 2004, the Company filed a lawsuit. On 3 January 2005, with respect to the Danistay’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $14,493 as at 31 December 2009). On 13 December 2005, Council of State decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. The appeal process is still pending. Based on the management opinion, the Company has not recorded any accrual as at and for the year ended 31 December 2009.

On 27 October 2006, Telecom Italia SPA and TIM International N.V. initiated a lawsuit against the Company and Telsim claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International N.V. requested $2,000 with respect to this claim. The Court rejected the case. Such decision has been appealed by Telecom Italia SPA and TIM International N.V. The appeal process is still pending. Based on the management opinion, the Company has not recorded any accrual as at and for the year ended 31 December 2009.

Investigation of the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $4,631 as at 31 December 2009) and was enjoined to cease these infringements. The Company initiated a lawsuit before Danistay for the injunction and cancellation of the decision. On 15 November 2005, Danistay cancelled the Competition Board’s decision on the ground that Competition Board infringed the procedural rules governing the investigation process.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Danistay for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. Danistay dismissed the lawsuit. The Company appealed the decision. Appeal process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $4,631 as at 31 December 2009) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The court dismissed the lawsuit, and the Company appealed this decision. On 17 March 2009, Danistay annulled the decision of the Instant Court. Local Court decided in line with the decision of Danistay. On 18 December 2009, the Court rejected the case and the Company appealed the decision.

The Company ceased to accrue for TL 6,973 (equivalent to $4,631 as at 31 December 2009) on its consolidated financial statements as at and for the year ended 31 December 2009 due to the aforesaid payment on 25 September 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Investigation of the ICTA on International Voice Traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $21,074 as at 31 December 2009). The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Danistay gave a decision, which is served to Turkcell, for staying of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $11,955 as at 31 December 2009) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $9,119 as at 31 December 2009) from the December frequency usage fee payment. On 26 December 2006, Danistay decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. Appeal process is still pending.

On 2 March 2005, Turk Telekom notified the Company that it has damaged Turk Telekom because of the international interconnection agreement signed with Milleni.com GMbH. Accordingly, Turk Telekom requested the Company to pay nominal amount of TL 219,149 (equivalent to $145,546 as at 31 December 2009) of principal and nominal amount of TL 178,364 (equivalent to $118,459 as at 31 December 2009) of interest, which make a sum of nominal amount of TL 397,513 (equivalent to $264,005 as at 31 December 2009) until 7 March 2005. In addition, Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $299,483 as at 31 December 2009) of which TL 219,149 (equivalent to $145,546 as at 31 December 2009) is principal and TL 231,782 (equivalent to $153,936 as at 31 December 2009) is interest charged until 30 June 2005 and requesting a temporary injunction. The Court rejected the request of injunction and sent the file to expert examination. According to the expertise report, it is alleged that the loss of Turk Telekom is TL 288,400 (equivalent to $191,539 as at 31 December 2009) or TL 279,227 (equivalent to $185,447 as at 31 December 2009). The Company objected to the expertise report and stated that all the allegations and the determinations given in the report are erroneous and the report is conclusory because Turk Telekom’s alleged loss is calculated not by taking the possible loss of profit into consideration but taking the whole possible lost revenues into consideration. The Court ruled to obtain a supplementary expertise report in accordance with the objection of the Company. The Company objected to the supplementary expertise report which is consistent with the previous expertise report and requested to obtain another expertise report from new experts. The Court ruled to obtain another expertise report. In June 2009, last expertise report sent to the parties is same with the previous expertise reports and the Company objected to the expertise report.

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $114,036 as at 31 December 2009) and accepted the request amounting to TL 279,227 (equivalent to $185,447 as at 31 December 2009). The Company appealed the decision. Also Turk Telekom appealed the decision. Appeal process is still pending.

Management believes that the aforementioned request has no legal basis. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

However, because of the above mentioned progresses at the court case, provision is set for the principal amounting to TL 49,104 (equivalent to $32,612 as at 31 December 2009) and accrued interest amounting to a nominal amount of TL 79,782 (equivalent to $52,987 as at 31 December 2009) in the consolidated financial statements as at and for the year ended 31 December 2009. In deciding upon the amount of the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

provision taking, the Company has taken the Turkish law into consideration, not the amounts requested by Turk Telekom and reflected in the expertise report. Specifically, under Turkish Law, a person who is alleging that he has suffered a loss cannot claim the whole of his possible revenues but only the damages may only be sought in respect of lost profit. For this reason, the provision set by the Company is calculated by taking Turk Telekom’s estimated loss of profit into consideration rather than the amounts requested by Turk Telekom and amounts reflected in the expertise report.

Dispute on Special Communication Taxation Regarding Prepaid Card Sales

On 18 September 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June—December 2002, the Company calculated the special communication tax on post-discounted amounts. Pursuant to this report, the Tax Office delivered to the Company a notice, asserting deficiencies in special communication tax declarations and requesting a special communication tax payment amounting to nominal amount of TL 6,992 (equivalent to $4,644 as at 31 December 2009) and a tax penalty of nominal amount of TL 9,875 (equivalent to $6,558 as at 31 December 2009). The tax court accepted the Company’s request for cancellation of special communication tax declarations. The tax office appealed this decision. Danistay did not accept the Tax Court decision. The Company applied for the correction of the decision. On 25 June 2007, Danistay rejected the correction of decision.

On 28 September 2007, Local Court complied with Danistay’s decision and rejected the lawsuit for the principal tax amount and accepted the part of the case related to the tax penalty saying that the penalty was excessively applied than it was required. The Company appealed the decision. Since the settlement has been arranged between the Company and Tax Office, the Company has been waived from the lawsuit.

On 3 December 2007, Tax Office delivered a notice to the Company requesting a special communication tax payment amounting to nominal amount of TL 6,992 (equivalent to $4,644 as at 31 December 2009), a tax penalty of a nominal amount of TL 6,992 (equivalent to $4,644 as at 31 December 2009) and accrued interest of nominal amount of TL 16,813 (equivalent to $11,166 as at 31 December 2009). The Company made the related payment with respect to special communication tax and tax penalty totaling to a nominal amount of TL 13,984 (equivalent to $9,288 as at 31 December 2009) on 28 December 2007. Besides, the Company filed a lawsuit on 28 December 2007 for the cancellation of accrued interest amounting to nominal amount of TL 16,813 (equivalent to $11,166 as at 31 December 2009). The Court rejected the Company’s injunction request. The Company objected to the decision, however, the objection request was not accepted. As a result of the settlement between the Company and the Tax Office, the Company decided to withdraw its request.

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

According to the settlement made with Tax Offices Coordination Settlement Commission under Ministry of Finance Revenue Administration (“Settlement Commission”) on 18 November 2008, the special communication tax and penalty regarding the dispute paid by the Company amounted to TL 13,984 (equivalent to $9,288 as at 31 December 2009) was settled at TL 2,750 (equivalent to $1,826 as at 31 December 2009). In addition, the late payment interest in which the Company had a provision of TL 16,813 (equivalent to $11,166 as at 31 December 2009) settled at TL 7,044 (equivalent to $4,678 as at 31 December 2009). The Company deducted these settlement gains from its monthly special communication tax payments.

Tax Office imposed tax penalty in the total amount of TL 47,130 (equivalent to $31,301 as at 31 December 2009) and TL 89,694 (equivalent to $59,570 as at 31 December 2009) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2003 and 2004, respectively. On 31 December 2008 and 18 December 2009, the Company initiated lawsuits before the court. The Company requested to await until the completion of settlement procedure in the lawsuit initiated on 31 December 2008. The lawsuits are still pending.

The Company management believes that the subject amount may be settled with Settlement Commission. Provision is set for the principal amounting to a nominal amount of TL 7,541 (equivalent to $5,008 as at 31 December 2009) and accrued interest amounting to a nominal amount of TL 17,345 (equivalent to $11,520 as at 31 December 2009) for the year 2003 and provision is set for the principal amounting to a nominal amount of TL 14,351 (equivalent to $9,531 as at 31 December 2009) and accrued interest amounting to a nominal amount of TL 25,416 (equivalent to $16,880 as at 31 December 2009) for the year 2004 in the consolidated financial statements as at and for the year ended 31 December 2009 in line with the settlement gains with respect to same issue in 2008.

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

Supreme Court rejected the appeal. Inteltek appealed the decision. The Supreme Court decided to approve the decision. Inteltek applied for the correction of the decision. The Court rejected the Inteltek’s request.

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

Based on the management opinion, the Company has not recorded any accruals with respect to these matters in its consolidated financial statements as at and for the year ended 31 December 2009.

Dispute with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $2,186 as at 31 December 2009) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

Spor Toto, on behalf of GSGM, initiated a lawsuit on the ground that Inteltek was responsible for the revenue which was not transferred to the Spor Toto’s accounts in due time, and collection risk was belonging to Inteltek, Inteltek was responsible for the revenue in the amount of TL 1,527 (equivalent to $1,014 as at 31 December 2009) which was not paid and not collected until the date of the lawsuit and final accounts should be resolved after every period of six-months for settlement, by accepting the periods of six-months for settlement as periods independent from each other. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GSGM and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $1,014 as at 31 December 2009) and also rejected the demand that the reconciliation period should be six-month independent periods. GSGM appealed the Court’s decision. Supreme Court rejected the appeal request of GSGM. Following the Supreme Court’s decision, GSGM applied for the correction of the decision. GSGM’s correction of decision request was rejected by the Court and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued amount of TL 3,292 (equivalent to $2,186 as at 31 December 2009) and its overdue interest accrual amount of total TL 1,894 (equivalent to $1,258 as at 31 December 2009). Furthermore, Inteltek reclaimed TL 2,344 (equivalent to $1,557 as at 31 December 2009) principal and TL 977 (equivalent to $649 as at 31 December 2009) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 3 December 2008, the Court ruled to obtain an expertise report. On 19 March 2009, the court decided in favour of Inteltek. Spor Toto appealed the decision. The appeal process is still pending. The Company has not recorded any income accruals with respect to latter lawsuit in its consolidated financial statements as at and for the year ended 31 December 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Dispute on call termination fee

Telsim has initiated a lawsuit claiming that the Company has not applied the reference interconnection fees determined by ICTA, and has charged interconnection fees exceeding the ceiling fees approved by ICTA and requested an injunction to be applicable starting from 1 August 2005, to cease this practice and requested a payment of its damages totalling to nominal amount of TL 26,109 (equivalent to $17,340 as at 31 December 2009) including principal, interest and penalty on late payment. On 6 April 2006, the case was rejected. Telsim appealed this decision. On 11 December 2007, Supreme Court approved the local court decision. Telsim applied for the correction of the decision. Supreme Court rejected Telsim’s request and the decision has been finalized.

There has been a disagreement between the Company and Avea with respect to interconnection fees applied between March 2005 and July 2006. Avea raised an objection on the invoices the Company had issued during the said period claiming that the Company had not applied the reference interconnection fees determined by the ICTA, and had charged interconnection fees exceeding the ceiling fees approved by ICTA. Between March 2005 and July 2006, Avea issued return invoices amounting to TL 78,030 (equivalent to $51,823 as at 31 December 2009) which represents the amount exceeding the ceiling fees approved by ICTA and the Company booked such invoices as a reduction of revenue. The Company management believes that the Interconnection Agreement signed between the Company and Avea on 9 March 2001 should be binding with respect to tarifing instead of the reference interconnection fees determined by ICTA. A similar case with Telsim, at which Telsim was claiming that the Company should have applied the reference interconnection fees determined by the ICTA was rejected on 6 April 2006 and approved by Supreme Court on 11 December 2007. Therefore, in November 2007, the Company issued return invoices, which were issued by Avea, including taxes amounting to TL 78,030 (equivalent to $51,823 as at 31 December 2009) and recognized revenue amounting to TL 54,566 (equivalent to $36,240 as at 31 December 2009) in its consolidated financial statements for the year ended 31 December 2007.

Dispute with Iranian Ministry and Iran Electronic Development Company (“IEDC”) in connection with the GSM tender process

The Company believes the Iranian Ministry has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, the Company has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. Such injunction order was rejected in April 2006. The Company has initiated an arbitration process against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments. The arbitration process is still pending.

Besides, related with GSM tender process, Eastasia initiated an arbitration process against IEDC claiming that IEDC violated the shareholder’s agreement and seeking compensation for damages for the aforementioned breach. The arbitration process is still pending.

Dispute with the Turk Telekom with respect to call termination fees

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totalling to nominal amount of TL 11,970 (equivalent to $7,950 as at 31 December 2009) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005. The Court ruled to obtain an expertise report. The report was in favour of the Company The Court ruled to obtain another expertise report. Second expertise report was also in favour of the Company. Besides, the court decided to obtain a new expertise report in order to settle the conflict between the first and the second report. The lawsuit is still pending.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to nominal amount of TL 23,726 (equivalent to $15,757 as at 31 December 2009) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and 1 March 2007 amounting to nominal amount of TL 6,836 (equivalent to $4,540 as at 31 December 2009) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

Dispute with Avea on SMS interconnection termination fees

On 28 February 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the messages terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 12,275 (equivalent to $8,152 as at 31 December 2009) for the period between February 2005 and December 2005 with its accrued interest till payment. On 10 October 2006, the Court decided that charging SMS interconnection termination fees violates the agreement between the Company and Avea, and the Company should pay Avea’s losses amounting to nominal amount of TL 12,275 (equivalent to $8,152 as at 31 December 2009) for the period between February 2005 and December 2005 with its accrued interest till payment. The Company appealed the decision. The Supreme Court rejected the Company’s request and the Company applied for the correction of the decision. Such request rejected and the decision was finalized.

The Company made the principal and interest payment for the period between February 2005 and December 2005 on 6 November 2006 in order not to be under legal action for collection and additional interest charge.

On 22 December 2006, Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $4,304 as at 31 December 2009) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision. The case is still pending. The Company has paid the principal of TL 6,480 (equivalent to $4,304 as at 31 December 2009), late payment interest of TL 5,103 (equivalent to $3,389 as at 31 December 2009) and related fees of TL 524 (equivalent to $348 as at 31 December 2009) on 30 March 2009.

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

The Company has also applied to the ICTA to set SMS interconnection prices between the Company and Avea. On 7 March 2007, the ICTA determined the SMS termination fees between the Company and Avea effective from 23 March 2007.

Dispute on value added taxation with respect to roaming services

The Tax Office claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the year 2000. It has been notified that, based on the calculation made by the Tax Office, the Company should pay nominal amount of TL 19,791 (equivalent to $13,144 as at 31 December 2009) for VAT and penalty fee. Moreover, the Tax Office also claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the years 2001 and 2002 amounting to nominal amount of TL 15,972 (equivalent to $10,608 as at 31 December 2009) and TL 23,863 (equivalent to $15,848 as at 31 December 2009) for VAT and penalty fee, respectively.

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

On the same subject, Tax Office issued the Company tax assessment notes; and the Company initiated lawsuits for cancellation of such notes. On 22 November 2007, the Court rejected such lawsuits and the Company appealed these decisions. Danistay rejected the Company’s appeal request on the ground that the conflict was solved with settlement.

On 4 October 2007, the Company initiated a lawsuit requesting injunction and cancellation of payment requests for aforementioned VAT tax and tax penalty amounts. The injunction request of the Company has been rejected. The Company objected to the decision. Regional Administrative Court rejected the Company’s objection. On 2 April 2008, the Court accepted the injunction request of cancellation of payment notices. Appeal request of the Tax office to the above mentioned decision was rejected by the Istanbul Administrative Court. The Court has decided to accept the lawsuit on 24 December 2008. However, the Tax office appealed the decision.

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

On 18 November 2008, Settlement Commission decided the VAT, late payment interest and duty charge amounts as TL 2,000 (equivalent to $1,328 as at 31 December 2009), TL 6,381 (equivalent to $4,238 as at 31 December 2009) and TL 175 (equivalent to $116 as at 31 December 2009), respectively. TL 17,588 (equivalent to $11,681 as at 31 December 2009) portion of gain on settlement was deducted in November 2008 VAT declaration based on the payment made amounted to TL 19,588 (equivalent to $13,009 as at

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

31 December 2009) in October 2007 related to original VAT of the aforementioned transactions. Late payment interest and fee amounts which were TL 6,381 (equivalent to $4,238 as at 31 December 2009) and TL 175 (equivalent to $116 as at 31 December 2009), respectively were declared in November 2008 VAT declaration and paid in December 2008. On 9 February 2009, the Company initiated a lawsuit claiming that TL 6,609 (equivalent to $4,389 as at 31 December 2009) interest charges are erroneously computed and should be suspended and after cancelled accordingly. The Court rejected the Company’s injunction request. The Company objected to the decision. The Court rejected the objection request of the Company. The lawsuit is still pending.

Dispute on ongoing license fee in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of ongoing license fee has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for ongoing license fee stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective. On 21 April 2006, following the license agreement amended pursuant to the Law, the Company initiated a lawsuit against Turkish Treasury for the difference between the payments that were realized starting from 21 July 2005 until 10 March 2006 and the amount which will accrue in compliance with the Law totalling TL 111,316 (equivalent to $73,930 as at 31 December 2009) including interest of TL 8,667 (equivalent to $5,756 as at 31 December 2009). On 9 May 2007, the Court decided that the case is not under its jurisdiction and the Company appealed for this decision. The file was sent to the Supreme Court due to our appeal request. On 13 March 2008, the Supreme Court decided in line with the Local Court decision and the Company applied for the correction of the decision. The request was rejected.

Also, on 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $68,174 as at 31 December 2009) and interest amounting to TL 68,276 (equivalent to $45,345 as at 31 December 2009) till to the date the case is filed. The Administrative Court rejected the case, and the Company appealed the decision. The ICTA also appealed the decision. The appeal process is still pending.

The above-mentioned enacted law dated 3 July 2005 also assigned ICTA for the revision of license agreement according to new regulation. However, ICTA did not finalize such revision in a timely manner. Therefore, on 5 May 2006, the Company has also initiated a lawsuit against the ICTA before Administrative Court for the delay of the revision in license agreement preventing the new regulation to become effective until 10 March 2006. By this lawsuit, the Company has requested payment totalling TL 102,649 (equivalent to $68,174 as at 31 December 2009). On 22 March 2007, the Court decided that the case is not under its jurisdiction. On 12 March 2008, the Company decided to withdraw from its appeal against the ICTA regarding principal amounting to TL 102,649 (equivalent to $68,174 as at 31 December 2009). On 21 March 2008, the Court decided to dismiss the case as a result of the Company’s withdrawal.

Dispute on ICTA fee payment based on the amended license agreement

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Company was obliged to pay 0.35% of its yearly gross revenue after deducting ongoing license fee, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. On 10 March 2009, the Court rejected the case. The Company appealed the decision.

On 21 June 2006, ICTA notified the Company that the ICTA Fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $2,664 as at 31 December 2009). The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA. On 30 May 2007, the Court rejected the Company’s injunction request. The Company objected to the decision. Ankara Regional Administrative Court rejected the objection request of the Company. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. Appeal process is pending. The Company received the related amount on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. On 17 March 2010, the Company initiated a lawsuit for the accrued interest amounting to TL 3,942 (equivalent to $2,618 as at 31 December 2009).

Dispute on receivables from Avea regarding call termination fees

Based on the 21st Article of the Access and Interconnection Regulation, the operators may retrospectively apply the final call termination fees determined by ICTA under the reconciliation procedure. Therefore, on 29 August 2006, the Company has initiated a lawsuit against Avea for the collection of its damages totaling to nominal amount of TL 32,334 (equivalent to $21,474 as at 31 December 2009) including principal, interest and penalty on late payment covering the period from 30 June 2004 until 7 July 2006 which is the announcement date of the reference call termination fees issued by ICTA on June 2006. On 20 February 2007, the court has dismissed the case. The Company appealed the said decision. The Supreme Court approved the decision of the court. The Company has applied to the correction of the decision. On 27 February 2009, the Supreme Court affirmed the local court decision.

Dispute on validity of the General Assembly Meeting

On 21 August 2006, Sonera Holding BV filed a lawsuit with an injunction request for the purpose of determination of the invalidity of the Company’s General Assembly Meeting with an ordinary agenda including dividend distribution and appointment of members of the Board of Directors, held on 22 May 2006 and the invalidity of all resolutions taken in this meeting. The case was dismissed by the Court and Sonera Holding BV appealed the decision. Appeal request of Sonera Holding BV is rejected. Therefore, the decision of the First instance Court became final.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,136 (equivalent to $5,403 as at 31 December 2009) including interest. The Court ruled to obtain expertise report. The report is given to Court and in favour of the Company. The court ruled to obtain supplementary expertise report. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Dispute on Turk Telekom Interconnect Costs

On 26 April 2007, Turk Telekom initiated a lawsuit against the Company claiming that interconnect costs declared by the Company to ICTA for the determination of Standard Reference Interconnection Tariffs do not reflect the actual costs. On 19 December 2007, the Court rejected the case. Turk Telekom appealed the decision. The Supreme Court rejected the appeal request of Turk Telekom.

Dispute on the Audit Committee Member

On 21 July 2006, Alexey Khudyakov was appointed to the audit committee as an observer member. On 26 January 2007 the CMB informed the Company that Alexey Khudyakov’s current status, as an observer member on the audit committee does not satisfy the requirements under Article 25 “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently in order to comply with Article 25. On 21 March 2007, the Company commenced a lawsuit to suspend the execution and to annul the decision of the CMB. The court rejected the Company’s suspension of execution request. The Company objected to the decision. On 15 August 2007, the Regional Ankara Administrative Court accepted the Company’s objection request and suspended the said decision of CMB. However, on 18 January 2008, Ankara 14th Administrative Court rejected the case. The Company appealed the decision with an injunction request. On 9 April 2008, State of Council rejected the injunction request of the Company. The appeal process is still pending.

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $8 as at 31 December 2009) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the court. The Court rejected the injunction request of the Company. The Company objected to the decision. The Court rejected the Company’s objection. The case is still pending.

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The appeal process is still pending.

Investigation of ICTA on Campaigns

According to the decision of ICTA dated 15 March 2007, a pre-investigation has been decided to start regarding the campaigns in which free minutes or counters are given to the new subscribers in the introduction sets in order to determine their conformity with telecommunications legislation. ICTA decided to make an investigation on this issue. Investigation report has been notified to the Company and legal arguments of the Company have been requested. The Company submitted its legal arguments to the ICTA on 20 October 2007.

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $21,311 as at 31 December 2009). The Company has benefited from the early payment option and deserved a 25%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

discount and paid TL 24,066 (equivalent to $15,983 as at 31 December 2009) on 1 August 2008. On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. The Court rejected the Company’s injunction request. The Company objected to the decision, however, the Court rejected the Company’s request. On 26 March 2009, the Court rendered a decision stating that the case is not under its jurisdiction and sent the file to Danistay. However, Danistay has resent the file to the Court stating that the case is under the jurisdiction of the Administrative Court. ICTA appealed the decision of Danistay. The appeal process is still pending.

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $10,061 as at 31 December 2009) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Danistay accepted the injunction request of the Company. SDIF objected to injunction decision of Danistay. Danistay rejected the objection of SDIF. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF issued payment orders for the above mentioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 6 February 2008, the Court accepted the Company’s injunction request. SDIF objected to this decision and such objection request was also rejected by the Court. On 19 January 2010, the Court cancelled the aforementioned request.

Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2009.

Letter from Turkish Treasury Regarding Ongoing License Fee Deduction for 2006 Sales Discounts

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess ongoing license fee and universal service fund for the year 2006 totalling TL 51,254 (equivalent to $34,040 as at 31 December 2009). Through the letter dated 23 February 2007, the Company requested ongoing license fee amounting to TL 46,129 (equivalent to $30,636 as at 31 December 2009) and interest accrued amounting to TL 5,020 (equivalent to $3,334 as at 31 December 2009) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $3,404 as at 31 December 2009) and interest accrued amounting to TL 558 (equivalent to $371 as at 31 December 2009) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $34,040 as at 31 December 2009) from monthly ongoing license fee and universal service fund payments.

Turkish Treasury send a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors form the ongoing license fee payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,966 as at 31 December 2009) that is deducted from ongoing license fee payment for May 2007. The Company has not made the related payment and continued to deduct such discounts ongoing license fee and universal service fee amount related to discounts granted to distributors for the year 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Besides, the Company filed two lawsuits before ICC claiming that the Company is not obliged to pay ongoing license fee and ICTA Fee in accordance with the 8th and 9th Articles of the License, respectively, on discounts granted to distributors. The arbitration process is still pending.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2009.

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged TL 68,201 (equivalent to $45,295 as at 31 December 2009). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment order and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The case is still pending.

Ministry of Industry and Trade notified the Company that the Company is continuing to charge subscription fee to subscribers who terminate their subscriptions during a period and charged TL 31,822 (equivalent to $21,134 as at 31 December 2009). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment order and related decision of the Ministry of Industry and Trade. The Court decided that decision on injunction request of the Company is invalid. The Ministry of Industry and Trade repealed the administrative fine and delegated the issue to ICTA to evaluate the issue within the context of Electronic Communications Law numbered 5809. The Court decided not to award a decision on the ground that the administrative fine was repealed by the Ministry of Industry and Trade.

In the meanwhile, the Company applied to the Ministry of Industry and Trade to withdraw the aforementioned penalty. On 2 October 2009, Ministry of Industry and Trade informed the Company that they decided to reject the withdraw request of TL 68,201 (equivalent to $45,295 as at 31 December 2009). On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $45,295 as at 31 December 2009) with respect to the decision of Ministry of Industry and Trade. The case is still pending.

Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2009.

Investigation of ICTA on Value Added Services

Ministry of Industry and Trade notified the Company that the Company is continuing to charge subscription fee to subscribers who terminate their subscriptions during a period and charged TL 31,822. Subsequently, The Ministry of Industry and Trade repealed the administrative fine and delegated the issue to ICTA to evaluate the issue within the context of Electronic Communications Law numbered 5809. Therefore, on 1 March 2010 ICTA, with its decision dated 7 January 2010 initiated an investigation against the Company.

Dispute of Astelit with its Distributor

Astelit and one of its distributors had an agreement for the sale of Astelit’s inventory to third parties. Under this agreement, the sale of products had to be performed within 30 days after delivery and proceeds from such sale had to be transferred to Astelit excluding commissions due to the distributor for performing the assignment. At a certain stage of the relationship under this agreement, the distributor began to violate its obligations for indebtedness for received, due but unpaid products.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Despite the distributor is factually a debtor under the agreement, the distributor filed an action against Astelit on recovery of HRV 106,443 (equivalent to $13,330 as at 31 December 2009), which is allegedly the sum of advance payment for undelivered goods. In the course of court proceedings, Astelit made a counterclaim on recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,420 as at 31 December 2009).

As a result of consideration of two claims, the Court of First Instance in Kiev dismissed the claim of the distributor and sustained the counterclaim of Astelit. Subsequently, The Kyiv Economic Court of Appeal repealed the decision of the Court of First Instance and dismissed the claim of Astelit and sustained the claim of the distributor on recovery of HRV 106,443 (equivalent to $13,330 as at 31 December 2009). The resolution of The Higher Economic Court of Ukraine dated 20 October 2009 remained unaltered the appellate court’s ruling. Thereafter, Astelit management has filed a lawsuit against this conclusion in the Supreme Court of Ukraine, which is the supreme and final degree of jurisdiction against the resolution of the Higher Economic Court of Ukraine. In December 2009 the Supreme Court of Ukraine has revoked the previous court decisions and forwarded the court file to the Court of First Instance in Kiev to other judges for new legal proceedings.

Management believe that such conclusion of the courts has no proper legal basis and does not conform to the facts of the case and evidences. Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2009.

Dispute on VAT and STT on Roaming Services

On 21 October 2009, based on the Tax Investigation Reports dated 2 October 2009, Presidency of Large Taxpayers Office, Audit Group Management notified the Company that VAT and SCT should be calculated on charges paid to international GSM operators for the calls initiated by the Company’s subscribers abroad and collect from the subscribers. Based on this notification, the Company has been asked to provide collateral for the principal of VAT and SCT amounting to TL 258,321 (equivalent to $171,562 as at 31 December 2009) for the period from April 2005 to July 2009, and for an interest to be calculated until the payment date. The Company provided the requested collateral within the timeframe. Besides, on 28 October 2009, the Company filed a lawsuit for the cancellation of the decision of Tax Authority requesting collateral. On 9 November 2009, Tax Offices notified that collaterals provided by the Company will not be seizured until the tax impositions become final. Therefore, the Company decided to withdraw its request. Moreover, the Company filed a legal case for the cancellation of payment request of Tax Offices on 17 November 2009. The case is still pending.

Based on the ruling dated 9 February 2005 from the Ministry of Finance, Presidency of Revenue Administration, the Company did not charge subscribers any VAT and SCT related to roaming charges paid to international GSM operators on the calls initiated abroad from April 2005 onwards. Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2009.

Investigation on Mobile Marketing Activities

The Competition Board decided to initiate a pre-investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules. On 23 December 2009, Competition Board decided that the Company violates competition rules in mobile marketing and fined the Company amounting to TL 36,072 (equivalent to $23,957 as at 31 December 2009). The Company will file a legal case for the cancellation of the aforementioned decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Should the payment made within 1 month following the legal notification, 25% discount will be applied. Based on the management opinion, the Company has recorded TL 26,298 (equivalent to $17,466 as at 31 December 2009) with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2009.

Dispute on VAT and SCT of Shell & Turcas Petrol A.S

Turkcell and Shell&Turcas Petrol A.Ş. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are net calculated over the free counters and minutes and imposed tax penalty of TL 2,189 (equivalent to $1,454 as at 31 December 2009) for the VAT and TL 3,036 (equivalent to $2,016 as at 31 December 2009) for the special communication tax. On 16 September 2009, the Company filed a lawsuit for the cancellation of the tax penalty. The case is still pending. Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2009.

Investigation of ICTA on Charging Applications of the Company

On 24 June 2009, upon a complaint of a subscriber, ICTA decided to initiate an investigation on the charging applications of the Company. In November 2009, on-site investigation took place and investigation report was sent to the Company. The Company sent its statement of defence with respect to the investigation report within the legal timeframe.

Investigation of ICTA on tariffs above upper ceiling

On 15 October 2009, ICTA decided to initiate an investigation stating that the Company applied tariffs above upper ceiling announced by ICTA and violated the decision of ICTA on determining upper ceiling. On 21 December 2009, the Company initiated a lawsuit for the cancellation of ICTA’s decision. The case is still pending. On-site investigation took place in January 2010 and the investigation report was sent to the Company. The Company sent its legal arguments within the timeframe.

Amount to be reimbursed to the subscribers is calculated as TL 46,228 (equivalent to $30,702 as at 31 December 2009) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for the cancellation of the decision of ICTA. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $10,400 as at 31 December 2009) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 8 March 2010, ICTA informed the Company that an investigation will take place on another tariff plan.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Investigation of the Competition Board

On 1 December 2009, Competition Board decided to initiate an investigation against the Company on the ground that the Company, through its applications to its distributors, violates the related clauses of the Competition Act numbered 4054. Within the context of the investigation, the Company submitted its statement of defence. The investigation is still pending.

33.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 December 2009 and 2008, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $8,044, $7,912 and $12,439 for the years ended 31 December 2009, 2008 and 2007, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Other related party transactions:

Due from related parties—long term	31 December 2009	31 December 2008
Digital Platform Iletisim Hizmetleri AS (“Digital Platform”)	15,306	40,690
Other	5,733	4,659

	21,039	45,349

Due from related parties—short term	31 December 2009	31 December 2008
System Capital Management (“SCM”)	63,311	—
Digital Platform	25,563	19,356
A-Tel	8,786	18,126
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	5,470	18,394
Other	5,713	8,137

	108,843	64,013

Due to related parties—short term	31 December 2009	31 December 2008
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	7,069	3,752
Kyisvstar GSM JSC (“Kyivstar”)	2,457	653
ADD Production Media AS. (“ADD”)	516	11,688
Other	4,738	4,939

	14,780	21,032

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Substantially, all of the significant due from related party balances is from Cukurova Group companies.

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. On 23 December 2005, a “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The agreement includes the restructuring of the Group’s receivables from Digital Platform in exchange for sponsorship and the advertisement services that the Company will receive on Digital Platform’s infrastructure. Under the agreement, Digital Platform commits to pay amounts due to the Group through 15 July 2011 along with the interest in cash and advertisement services. $40,869 represents present value of future cash flows and services discounted using imputed interest rate. As at 31 December 2009, $15,306 of the balance is classified as long term due from related parties in accordance with the revised repayment schedule.

Due from SCM, non-controlling shareholder of Euroasia, resulted from the loan that SCM utilized from Financell. The maturity of the financing is 31 December 2010 at a fixed cost of 13%.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF mainly, resulted from simcard and scratch card sales to this company.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and scratch card sales to this company.

Due to Hobim, a company whose majority shares are owned by Cukurova Group, resulted from the invoice printing services rendered by this company.

Due to Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services received.

Due to ADD, a company whose shares are owned by Cukurova Group, resulted from payables for advertisement and sponsorship services rendered by this company.

The Group’s exposure to currency and liquidity risk related to due from/(due to) related parties is disclosed in note 29.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

Revenues from related parties	2009	2008	2007
Sales to KVK Teknoloji
Simcard and prepaid card sales	640,312	860,711	627,148
Sales to A-Tel
Simcard and prepaid card sales	67,558	132,594	141,188
Sales to Kyivstar
Telecommunications services	44,195	63,581	40,165
Sales to Digital Platform
Call center revenues and interest charges	18,766	20,281	16,797
Sales to Teliasonera International
Telecommunications services	8,328	7,151	562
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	5,497	12,996	12,399
Sales to CJSC Ukrainian Radiosystems
Telecommunications services	3,388	8,390	2,073

Related party expenses	2009	2008	2007
Charges from ADD
Advertisement and sponsorship services	127,014	165,250	167,477
Charges from Kyivstar
Telecommunications services	53,466	63,799	36,060
Charges from KVK Teknoloji
Dealer activation fees and others	41,360	103,386	88,564
Charges from A-Tel (*)
Dealer activation fees and others	36,971	49,065	45,110
Charges from Hobim
Invoicing and archieving services	21,985	20,865	17,163
Charges from Teliasonera International
Telecommunications services	12,261	11,300	2,829
Charges from Millenicom
Telecommunications services	5,171	8,501	11,117
Charges from CJSC Ukrainian Radiosystems
Telecommunications services	4,208	6,491	2,087

*	Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the year ended 31 December 2009, 2008 and 2007 amounting to $36,971, $49,065 and $45,110, respectively.

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

Agreements with Teliasonera International:

Teliasonera International is the mobile operator provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving call termination and international traffic carriage services to and from the Astelit.

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

Agreements with CJSC Ukrainian Radiosystem:

CJSC Ukrainian Radiosystems owned by Vimpelcom provides mobile communications services is rendering and receiving call termination and international traffic carriage services to and from the Astelit.

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, Cukurova Group. The Company is operating a media purchasing agreement with ADD, which is revised on 1 September 2009 and is effective until 31 August 2010. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. Additionally, ADD is a party of the sponsorship and advertisement agreements which are integral part of “Restructuring Framework Agreement” signed between the Company and Digital Platform.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

34.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2009 and 2008 are as follows:

Subsidiaries

Name	Country of incorporation	Business	Ownership Interest
			31 December 2009 (%)	31 December 2008 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Tellcom**	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatirim Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Kurumsal Satis ve Dagitim Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Global Tower Kule Hizmet ve Isletmecilik AS*	Turkey	Telecommunications infrastructure business	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	Betting business investments	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri AS	Turkey	Telecommunications	100	100
Beltur BV	Netherlands	Telecommunications investments	100	100
Surtur BV	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
LLC Global	Ukraine	Customer relations management	100	100
FLLC Global	Republic of Belarus	Customer relations management	100	—
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications	100	—
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	99	99
Belarussian Telecom	Republic of Belarus	Telecommunications	80	80
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Superonline**	Turkey	Telecommunications	—	100

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

*	Corporate name has been changed from Kule Hizmet ve Isletmecilik AS to Global Tower Kule Hizmet ve Isletmecilik AS as at 31 December 2009.
**	Merger of Tellcom and Superonline was completed on 1 May 2009. Operations continue under Tellcom with the “Superonline” brand name.

35.	Subsequent events

In the context of evaluating investment opportunities in neighboring countries, 55% owned subsidiary, Inteltek received authorisation from Azerbaycan Azeridmanservis Limited Company to organize, operate, manage, and develop the fixed and paramutual sports betting business in Azerbaijan. In this context, Azerinteltek QSC has been incorporated on 19 January 2010 in Azerbaijan with 51% stake of Inteltek. Azerinteltek QSC signed license agreement for the authorization of organization and operation of betting games. Under the license agreement, Azerinteltek QSC will operate on an exclusive basis for a period of 10 years.