Form 20-F
period 2010-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2011-04-18
CIK 1071321

As filed with the Securities and Exchange Commission on April 18, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

This is the 2010 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey. The terms “we”, “us”, “our”, and similar ones refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires.

Our audited consolidated financial statements as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not total exactly. In this annual report, references to “TL”, “TRY” and “Turkish Lira” are to the Turkish Lira, previously called the “New Turkish Lira” from 2005 through 2008; and references to “$”, “U.S. Dollars”, “USD”, “U.S. $” and “cents” are to U.S. Dollars and, except as otherwise noted, all interest rates are on a per annum basis. In this annual report, references to “Turkey” or the “Republic” are to the Republic of Turkey. “Counters” are the units we used with our subscribers until April 2010 to measure airtime. As of April 2010, we measure our airtime in TRY rather than counters.

Statements regarding our market share and total market size are based on the ICTA’s announcements, and statements regarding penetration are based on the Turkish Statistical Institute’s (“TUIK”) announcements pertaining to the Turkish population. Furthermore, statements regarding our 2G coverage are based on the Information and Communication Technologies Authority’s (“ICTA”) specifications as well as the TUIK’s announcements, and statements regarding our 3G coverage are based on the 3GPP TS 25.101 specifications for outdoor coverage.

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

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this annual report, including, without limitation, in conjunction with the forward-looking statements listed below, and include, among others, the following:

•	competition in our main market;

•	increased competition and/or the entrance of new direct and indirect competitors in the market due to regulatory changes in Turkey with respect to certain technologies;

•	developments in the Turkish telecommunications market that will impact the size and usage of our future subscriber base and which are affected by factors outside of our control;

•

failure to successfully integrate and manage the opportunities we pursue, particularly related to our current mobile communications business and new 3G business, new business models, new technologies and international activities;

•	changes in current and future Turkish telecommunications laws, regulations and regulatory orders which may impact our customers’ usage patterns;

•

regulations imposed by the Information and Communication Technologies Authority (hereinafter, the “ICTA”), that may require us to maintain certain prices for our services, notably by placing a floor on certain of our prices and a ceiling on certain of our interconnection prices;

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

•	failure to abide by the requirements of our licenses or applicable regulations;

•	economic and political developments in Turkey and internationally;

•	exposure to certain risks through our interests in associated companies;

•	foreign exchange rate risks;

•	financial risks in the event that our majority owned subsidiaries fail to meet some of their obligations set forth in the agreements related to their financing arrangements;

•	our ability to deal with spectrum limitations;

•	zoning limitations related to our BTS;

•	potential liability and possible reduced usage of mobile phones as a result of alleged health risks related to base transmitter stations (“BTSs”) and the use of handsets;

•	our dependence on certain suppliers for network equipment and the provision of data services;

•	our current legal action against the Turkish Capital Markets Board (“CMB”);

•	the influence of our controlling shareholders and disputes between them;

•	our dependence on certain systems and suppliers for IT services and our exposure to potential natural disasters, regular or severe IT failures, human error, hacking and IT migration risk;

•	technological changes in the telecommunications market;

•	our dependence on third party providers to help us navigate the regulatory, security and business risks of industries where we traditionally do not compete;

•	our ability to retain key personnel and distributors;

•	The potential issuance and cancellation halt of American Depositary Shares (“ADSs”) by depositories in Turkey;

•	legal actions and claims to which we are a party; and

•	effective internal control over financial reporting.

All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3	KEY INFORMATION

3.A Selected Financial Data

Our audited consolidated financial statements as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

The Company has for 2010 revised the manner in which it accounts for the impact of changes in foreign exchange rates in its statement of cash flows and has revised its presentation of prior periods, resulting in a change in the allocation of the impact of foreign exchange rate changes among “Operating activities”, “Effects of foreign exchange on statement of financial position items” and “Effect of foreign exchange rate changes on cash” in the statement of cash flows. In this context, 2010 quarterly cash flow data will be revised accordingly in 2011. The change relates to the impact of re-translation of the underlying functional currency cash flows into the presentation currency, the U.S. Dollar. The Company believes that changes to prior periods are immaterial. The change in the statement of cash flows will not impact the Company’s previously reported statement of income, statement of comprehensive income, statement of financial positions or “Cash and cash equivalents” at the end of any period. See Note 2 to our consolidated financial statements in this Form 20-F.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” our audited consolidated financial statements as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, and the related notes appearing elsewhere in this annual report.

The following table presents our selected consolidated statement of operations, balance sheet and cash flow data as of and for each of the years in the five-year period ended December 31, 2010, presented in accordance with IFRS as issued by the IASB which have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006. The information appearing under the caption “Other Financial Data” is not derived from the audited financial statements.

	2010	2009	2008	2007	2006
	(Million $, except share data and other certain data)
Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB
Consolidated Statement of Operations Data
Revenues
Communication fees	5,670.2	5,557.3	6,576.9	5,976.9	4,406.7
Commission fees on betting business	31.2	42.7	176.2	181.3	172.4
Monthly fixed fees	75.4	42.5	65.1	54.8	57.6
Simcard sales	22.9	22.9	28.2	20.8	21.0
Call center revenues	25.2	17.4	16.6	12.9	10.2
Other revenues	157.2	107.2	107.4	81.9	32.4
Total revenues	5,982.1	5,790.0	6,970.4	6,328.6	4,700.3
Direct cost of revenues(1)	(3,349.0)	(3,097.1)	(3,409.0)	(3,103.4)	(2,627.9)
Gross profit	2,633.1	2,692.9	3,561.4	3,225.2	2,072.4
Other income	14.7	0.9	14.1	7.8	8.1
Administrative expenses	(347.3)	(273.1)	(309.3)	(252.8)	(154.9)
Selling and marketing expenses	(1,085.8)	(1,085.1)	(1,351.7)	(1,138.2)	(827.5)
Other expenses	(64.2)	(111.2)	(18.0)	(22.5)	(6.5)
Results from operating activities	1,150.5	1,224.4	1,896.5	1,819.5	1,091.6
Finance income	277.1	329.6	442.1	308.4	184.0
Finance costs	(102.6)	(187.5)	(136.8)	(551.1)	(108.0)
Net finance income/(costs)	174.5	142.1	305.3	(242.7)	76.0
Share of profit of equity accounted investees(2)	122.8	78.4	103.0	64.9	78.6
Profit before income taxes	1,447.8	1,444.9	2,304.8	1,641.7	1,246.2
Income tax expense	(320.8)	(340.1)	(549.8)	(322.4)	(413.2)
Profit for the period	1,127.0	1,104.8	1,755.0	1,319.3	833.0
Attributable to:
Equity holders of the Company	1,170.2	1,094.0	1,836.8	1,350.2	875.5
Non-controlling interest	(43.2)	10.8	(81.8)	(30.9)	(42.5)
Profit for the period	1,127.0	1,104.8	1,755.0	1,319.3	833.0
Basic and diluted earnings per share(3)	0.53	0.50	0.83	0.61	0.40
Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,302.2	3,095.5	3,259.8	3,095.3	1,598.6
Total assets	9,794.6	9,320.8	8,067.9	8,469.0	6,089.7
Long-term debt(7)	1,407.3	821.2	130.0	140.4	113.5
Total debt(8)	1,837.5	1,512.0	785.9	760.0	639.6
Total liabilities	3,561.0	3,424.6	2,624.3	2,537.8	1,971.8
Share capital	1,636.2	1,636.2	1,636.2	1,636.2	1,636.2
Total equity/net assets	6,233.6	5,896.2	5,443.6	5,931.2	4,117.9
Weighted average number of shares(3)	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000
Consolidated Cash Flow Data
Net cash from operating activities(11)	1,262.6	1,316.6	1,746.3	1,986.9	1,850.7
Net cash used for investing activities	(704.9)	(1,485.0)	(695.2)	(440.5)	(632.5)
Net cash used for financing activities	(303.7)	(5.4)	(353.6)	(255.0)	(395.8)
Other Financial Data
Dividends declared or proposed(4)(10)	859.4	573.5	713.3	502.3	411.9
Dividends per share (declared or proposed)(9)(10)	0.39	0.26	0.32	0.23	0.19
Gross margin(5)	44%	47%	51%	51%	44%
Adjusted EBITDA(6)	1,957.4	1,925.4	2,580.3	2,627.1	1,820.0
Capital expenditures	1,078.6	1,769.3	808.2	783.1	604.8

(1)	Direct cost of revenues includes payments for our treasury share (the amount paid to the government under our license) and universal service fund, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses, roaming charges, interconnection fees, costs of Simcards sold, handset costs offered as part of our loyalty programs and personnel expenses related to our technicians.
(2)	Share of profit of equity accounted investees primarily includes the income (loss) related to our stake in Fintur Holdings B.V. (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri A.S. (“A-Tel”), which is 41.45% and 50.00%, respectively. A-Tel’s operating results have been included in our consolidated financial statements since August 2006. Fintur currently holds all of our International mobile communications investments other than those related to our operations in Northern Cyprus, Ukraine and Belarus.
(3)	Net income per share figures and the weighted average number of shares reflected in our historical financial statements have been restated retrospectively for stock splits and stock dividends.
(4)	Our Board of Directors has proposed a dividend for the year ended December 31, 2010 of approximately TRY 1,328.7 million ($859.4 million computed using the Central Bank of the Republic of Turkey’s (“CBRT”) TRY/U.S. Dollar exchange rate on December 31, 2010), which corresponds to 75% of our distributable net income for the year. This dividend proposal will be discussed and decided upon at our Ordinary General Assembly of Shareholders that has been called for April 21, 2011.
(5)	Gross margin is calculated as gross profit divided by total revenues.
(6)	Adjusted EBITDA is a non-GAAP financial measure that equals profit for the period before finance income, finance costs, income tax expense, other income, other expense, share of profit of equity accounted investees and depreciation and amortization.
(7)	Long-term debt consists of long-term loans and borrowings as well as long-term lease obligations.
(8)	Total debt consists of long-term and short-term loans and borrowings as well as lease obligations.
(9)	For the year ended December 31, 2006, we declared dividends of $411.9 million when 1,854,887,341 of our shares were outstanding; however, dividends per share for 2006 were computed over 2,200,000,000 shares to reflect the effects of certain stock splits and stock dividends. Dividends per share for the years ended December 31, 2007, 2008, 2009 and 2010 were computed over 2,200,000,000 shares. For the year ended December 31, 2010, the proposed dividend per share in TRY was TRY 0.60. For the years ended December 31, 2009, 2008, 2007 and 2006, the dividend per share in TRY was TRY 0.39, TRY 0.50, TRY 0.29 and TRY 0.26, respectively.
(10)	The U.S. Dollar equivalent of the dividend for the year ended December 31, 2010 was computed by using the CBRT’s TRY/USD exchange rate on December 31, 2010 whereas the U.S. Dollar equivalents of the dividend for the years ended December 31, 2009, 2008, 2007 and 2006 were computed by using the CBRT’s TRY/USD exchange rate on the dates that the General Assembly of Shareholders approved the dividend distribution.
(11)	As detailed in Note 2 to the Consolidated Financial Statements, beginning from 2010, the presentation of the impact of changes in foreign exchange rates in the statement of cash flows has been revised. Previously reported net cash from operating activities for financial years 2009, 2008, 2007 and 2006 were $1,294.9 million, $1,674.4 million, $2,156.2 million and $1,854.9 million, respectively. With respect to aforementioned revision, revised net cash from operating activities for financial years 2009, 2008, 2007 and 2006 are $1,316.6 million, $1,746.3 million, $1,986.9 million and $1,850.7 million, respectively. The methodology applied for the presentation of non-cash transactions related to operating activities disclosed as “Profit for the year adjustments for” was changed subsequent to our press release of February 23, 2011. This presentation change does not have any effect on cash flows from operating, investing and financing activities.

Adjusted EBITDA is a non-GAAP financial measure that equals profit for the period before finance income, finance costs, income tax expense, other income, other expense, share of profit of equity accounted investees and depreciation and amortization. Our management reviews Adjusted EBITDA as a key indicator each month to monitor our cash generation ability and liquidity position. Net income is generally considered by our management as the main indicator for our operating performance. Adjusted EBITDA is not a measurement of liquidity under IFRS as issued by the IASB and should not be construed as a substitute for profit for the period as a measure of performance or cash flow from operations as a measure of liquidity.

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

•	it is not adjusted for all non-cash income or expense items that are reflected in our consolidated statement of cash flows; and

•	other companies in our industry may calculate this measure differently than we do, which may limit its usefulness as a comparative measure.

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

	Year ended December 31,
	2010	2009	2008	2007	2006
	(Million $)
Adjusted EBITDA	1,957.4	1,925.4	2,580.3	2,627.1	1,820.0
Income tax expense	(320.8)	(340.1)	(549.8)	(322.4)	(413.2)
Other operating income/(expense)	(49.4)	(85.2)	(15.6)	(10.8)	0.3
Finance income	0.5	1.0	11.2	1.6	(46.4)
Finance costs	(100.4)	(188.3)	(80.2)	(264.4)	19.9
Net (decrease)/increase in assets and liabilities(1)	(224.7)	3.8	(199.6)	(44.2)	470.1
Net cash from operating activities	1,262.6	1,316.6	1,746.3	1,986.9	1,850.7

(1)	As detailed in Note 2 to the Consolidated Financial Statements’ beginning from 2010, the presentation of the impact of changes in foreign exchange rates in the statement of cash flows has been revised. The revision on net cash from operating activities reflected in the above reconciliation results in a change in net (decrease)/increase in operational assets and liabilities.

The following table presents selected operational data:

Operating Results

	Year ended December 31,
	2010	2009	2008
Industry Data
Population of Turkey (in millions)(1)	73.7	72.6	71.5

Turkcell Data
Number of postpaid subscribers at end of period (in million)(2)	10.1	9.4	7.5
Number of prepaid subscribers at end of period (in millions)(2)	23.3	26.0	29.5
Total subscribers at end of period (in millions)(2)(7)	33.5	35.4	37.0
Average monthly revenue per user (in $)(3)(7)	13.0	12.0	14.5
Postpaid	26.6	26.6	36.8
Prepaid	7.6	7.5	9.1
Average monthly minutes of use per subscriber(4)	179.1	134.3	95.9
Churn(5)	33.9%	32.6%	23.8%
Number of Turkcell employees at end of period	2,789	2,709	2,809
Number of employees of consolidated subsidiaries at end of period(6)	8,083	7,743	7,566

(1)	The population of Turkey for 2010, 2009 and 2008 is based on TUIK’s announcements.
(2)	Subscriber numbers do not include subscribers in Ukraine, Belarus and Northern Cyprus or those of Fintur subsidiaries. During the third quarter of 2010, the definition of active subscriber was changed in both Ukraine and Belarus.
(3)	We calculate average revenue per user, ARPU, using the weighted average number of our subscribers during the period. ARPU does not include the results of our operations in Ukraine, Belarus and Northern Cyprus or those of Fintur subsidiaries.
(4)	Average monthly minutes of use per subscriber is calculated by dividing the total number of incoming and outgoing airtime minutes of use by the average monthly sum of postpaid and prepaid subscribers for the year divided by twelve. Our Minutes of Usage (“MoU”) calculation does not include our operations in Ukraine, Belarus and Northern Cyprus or those of Fintur subsidiaries.
(5)	Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Our churn calculations do not include our operations in Ukraine, Belarus and Northern Cyprus or those of Fintur subsidiaries. For the ICTA’s new definition concerning active and passive subscriptions, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.
(6)	See “Item 6.D. Employees” for information concerning our consolidated subsidiaries.
(7)	See “Item 4.B. Business Overview” for information concerning the operational figures of Limited Liability Company Astelit (“Astelit”).

Exchange Rate Data

The Federal Reserve Bank of New York does not report, and historically has not reported, a noon buying rate for the Turkish Lira, which was previously called the “New Turkish Lira” from 2005 through 2008. For the convenience of the reader, this annual report presents translations of certain Turkish Lira amounts into U.S. Dollars at the relevant Turkish Lira exchange rate for purchases of U.S. Dollars at the TRY/$ Exchange Rate announced by the CBRT. Prior to January 1, 2006, unless otherwise stated, any balance sheet data in U.S. Dollars derived from our consolidated financial statements were translated from Turkish Lira into

U.S. Dollars at rates announced by the CBRT on the date of such balance sheet for monetary assets and liabilities and at historical rates for equity and non-monetary assets and liabilities. As of January 1, 2006, any balance sheet data (monetary or non-monetary), except for equity items in U.S Dollars derived from our consolidated financial statements, are translated from Turkish Lira into U.S Dollars at exchange rates at the balance sheet date. Income and expenses for each income statement (including comparatives) are translated to U.S. Dollars at monthly average exchange rates. Unless otherwise indicated, the TRY/$ exchange rate used in this annual report is the TRY/$ exchange rate in respect of the date of the financial information being referred to. As stated in the annual monetary and exchange rate policy announcements of the CBRT, which have been published since 2002, the foreign exchange rate is not a policy tool or target; it is determined by the supply and demand conditions in the market. Along with inflation targeting, the CBRT announced that it will continue the implementation of the floating exchange rate regime in 2011.

The following table sets forth, for the periods and the dates indicated, the CBRT’s buying rates for U.S. Dollars. These rates may differ from the actual rates used in preparation of our consolidated financial statements and other information appearing herein. The TRY/$ exchange rate on April 7, 2011 was TRY 1.516 = $1.00.

	2011(2)(3)	2010(2)	2009(2)	2008(2)	2007(2)	2006(2)
High	1.6092	1.598	1.796	1.696	1.450	1.693
Low	1.5157	1.388	1.437	1.145	1.163	1.297
Average(1)	1.567	1.500	1.547	1.293	1.303	1.431
Period End	1.516	1.546	1.506	1.512	1.165	1.406

Source: CBRT

(1)	Calculated based on the average of the daily exchange rates of each month during the relevant period.
(2)	These columns set forth the CBRT’s buying rates for U.S. Dollars expressed in Turkish Lira.
(3)	Through April 7, 2011.

	April 2011(1)	March 2011	February 2011	January 2011	December 2010	November 2010	October 2010
High	1.5363	1.6092	1.6008	1.5833	1.5567	1.4863	1.4434
Low	1.5157	1.5433	1.5670	1.5263	1.4682	1.3884	1.3921

Source: CBRT

(1)	Through April 7, 2011.

No representation is made that Turkish Lira or the U.S. Dollar amounts as presented in this annual report could have been or could be converted into U.S. Dollars or Turkish Lira, as the case may be, at any particular rate. Changes in the exchange rate between Turkish Lira and U.S. Dollars could affect our financial results. For a discussion of the effects of fluctuating exchange rates on our business, see “Item 5A. Operating Results”.

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

The majority of our revenue comes from our operations in Turkey and, thus, the growth and development of our business is dependent, to a large extent, on the development of the Turkish mobile telecommunications market. If the competition in the Turkish mobile telecommunications market intensifies, or if the market slows or develops in unexpected ways, this could harm our business and results of operations. Furthermore, continued price driven competition has, and will continue to, put pressure on our prices and margins, as well as our liquidity.

Actions by Turkey’s principal telecommunications regulator, the ICTA, have interfered, and will continue to interfere, with our ability to price our services and respond to competitive pressures. Regulatory actions such as the ICTA’s regulation of our retail pricing and the ICTA’s ongoing pressure on interconnection rates have also been, and will likely continue to be, a significant factor in shaping the development of the Turkish market and in our ability to respond to changes in the market.

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

The competition has increasingly focused on the postpaid segment, which is where we derive the majority of our revenues, and also on price, leading to commoditization of the market, notably with lower prices and high incentives for subsidiaries to change operator and segmented offers along with more aggressive advertising practices. Recent regulatory interventions to decrease maximum prices and interconnection rates in the Turkish telecommunications market have increased the competition. The continuation of aggressive offers in the market has affected and is likely to continue to affect our revenues.

Our competitors’, and their subsidiaries’, use of new technologies such as Internet Protocol Television (“IPTV”) and Voice over Internet Protocol (“VoIP”) and fixed products as well as converged offers and those of such other providers, may provide an alternative to mobile for customers’ communications needs, for both voice and data transmission, and could result in a decrease in our revenues. Furthermore, any aggressive behavior from the fixed line business, which has a significant competitive power in its own market and tax advantages over the mobile business, and potential regulatory developments that may favor fixed line operators and the fixed line market, could create incremental value for fixed line businesses, to the detriment of mobile, and provide an advantage to our competitors.

The intensifying competition from mobile operators, fixed line businesses and other telecommunications service providers offering integrated telecom services, may make it more difficult to attract and retain high value customers, leading to higher churn rates and more pressure on prices. This may, in particular, occur as consumers change carriers to take advantage of cheaper offers. Mobile number portability (“MNP”) in Turkey, introduced in 2008, has further increased pressure on mobile operators and has made it more difficult to retain customers. MNP has led, and may continue to lead, to increased churn rates, subscriber retention and acquisition costs, and may have a significant impact on both Turkcell and the market.

New licenses and authorizations have made it easier and/or more attractive for new direct and indirect competitors to enter the market. Operators that provide long distance telephony services are now authorized to cover local telephone services and have been renamed Fixed Telephony Service (“FTS”) operators. In addition, new Mobile Virtual Network Operator (“MVNO”) licenses have been, and will continue to be, granted. Furthermore, other technologies, such as wi-fi, wide band wireless access (i.e., WIMAX) and 3G are expected to increase the competition we face in the Turkish telecommunications market.

In addition to the competition in the Turkish telecommunications market, other developments in the market could harm our business and results of operations. The size and usage patterns of our future subscriber base will be affected by a number of factors outside of our control. While we cannot predict all of such factors, they include: general economic and political conditions; laws, regulations and other means of governmental intervention in the telecommunications sector that affect consumers’ usage behavior; development of, and changes to, the mobile market; further intense competition due to aggressive price offers; the availability, quality and cost to the subscriber of competing mobile services; and improvements in the quality and availability of fixed line telephone services in Turkey.

With regards to our terminal offers, we may increase our focus in this segment depending on market dynamics and global trends. There may be greater emphasis on terminal bundled offers and handset subsidies in the Turkish mobile market, which may influence us to increase the incentives we provide our customers. Furthermore, the competition in the terminal market may increase as more complex terminals become available at lower prices. Additionally, any regulatory developments that may impact operators’ offerings of contracted terminal campaigns, increases in certain taxes, supply chain difficulties faced by our vendors and delays resulting from higher demand for, and inadequate supply of, Turkcell branded devices or terminals we promote and user support allocations could adversely affect our business.

Our strategy for growth is partly dependent on new investment opportunities. These new investment opportunities could affect our business and results of operations, and the return on our investments cannot be guaranteed.

In addition to growing our existing business as a leading communications and technology company, our strategy for growth is to selectively seek and evaluate new investment opportunities. We are open to launching greenfield operations, as well as forming alliances, which may include management service agreements, and conducting mergers and/or acquisitions that will contribute to our economies of scale and create synergies, both inside and outside of Turkey. These opportunities may be in the area of mobile telecommunications and services, fixed line operation and services, convergence and in other areas, such as providing, as an MVNO under our Turkcell Europe brand, mobile voice and data services in Germany targeting the local Turkish population as well as other mobile users with close ties to Turkey. We may replicate this business model in other European countries with Turkish populations. In addition, we may consider new business opportunities such as the “games of chance business” currently operated by the National Lottery General Directorate of Turkey. In the context of our evaluation of potential investment opportunities within the regions we target for international expansion strategy, Turkcell has, from time to time, considered opportunities in countries in the Middle East and North Africa, and may consider such opportunities in the future. We may participate in additional public tenders for new licenses or the privatization of public telecom companies as well as in private sale transactions in emerging markets to pursue investment opportunities in line with our growth strategy.

In pursuit of our growth strategy, our management may divert attention and/or cash resources away from other ongoing business concerns, which could harm our business and result of operations if our acquisitions are not successful or if we miss opportunities or threats in our existing businesses. Furthermore, we may miss entering new businesses by underestimating opportunities/overestimating threats, or may enter businesses that cause high value erosion in our core business by overestimating opportunities/threats.

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

Furthermore, for acquisitions outside of Turkey, current and future U.S. and international laws and regulations, as well as legal and regulatory actions, targeting the country and local companies and individuals may curtail our ability to do business in that country and may impede our exercise of control. Turkcell itself, as well as certain of its key employees (notably those who are U.S. citizens), could be subject to sanctions under such laws and regulations. Some of the countries and companies in which we have contemplated making investments and in which we may from time to time consider opportunities, such as Iran, Libya and Syria, and certain individuals involved in such companies, have been the specific targets of the aforementioned laws and regulations. Investors may be reticent to invest in a company doing business in such countries or other countries that may be at risk due to the political instability in the MENA region . These factors could have an adverse effect on the demand for our shares.

Changes in current and future Turkish telecommunications laws, regulations and regulatory orders may have an impact on our customers’ usage patterns and the way we do business, and non-compliance with such laws and regulations could have a material adverse effect on our business and results of operations.

Risks arising from the Electronic Communications Law.

Electronic Communications Law No. 5809 (the “Electronic Communications Law”), which came into force on November 10, 2008, significantly expanded the regulatory powers, duties and authority of the Telecommunications Authority, renamed the Information and Communication Technologies Authority (the “ICTA”), effectively authorizing the ICTA to intervene in, and to audit, our activities more strictly, thereby limiting our ability to challenge such actions on the basis of lack of authority.

The Electronic Communications Law was published to correspond to the rapidly evolving Turkish telecommunications industry, and new regulations are in the process of being published. No assurance can be given that these new regulations will be clear and satisfactory to us. The duties of the ICTA, which may be exercised in a manner that is adverse to our operations and our financial results, include those described below. Several of these represent a codification of past practices that did not, in our view, have a clear legal basis.

Regulations affecting our prices

Actions by Turkey’s principal telecommunications regulator, the ICTA, have interfered, and may continue to interfere, with our ability to price our services, adversely affecting our business. We cannot predict the magnitude or scope of any such future action, particularly given the ICTA’s past actions, which have occurred with little or no prior notice.

Under Article 13 of the Electronic Communications Law, the ICTA may determine the upper and lower limits of operators’ tariffs if it considers such intervention necessary. The ICTA may also intervene in the prices we charge for roaming services. This raises a risk for Turkcell since Article 13 does not require the ICTA to justify how it determines such limits. The ICTA’s intervention in our voice, SMS and mobile data prices, as well as in the manner in which we measure airtime, has, and will continue to, negatively affect our ability to design and launch campaigns and offers and, consequently, has had and will continue to have a negative impact on our business.

The ICTA has intervened, and is likely to continue to intervene, in our retail tariffs. This has resulted in our adjusting the on-net and off-net prices of certain tariff packages, which has had, and will continue to have, adverse effects on our pricing ability. In addition, the ICTA has, and will most likely continue to, intervene in the interconnection rates that we charge. After a 33% reduction for Turkcell in 2008, the interconnection rates issued by the ICTA on March 25, 2009 for all mobile operators in Turkey provided for a further 29% decrease, on average, among all operators. On February 10, 2010, there was an additional 52% reduction in Turkcell’s interconnection rates. Further cuts will result in our having to redesign our tariffs and will impact our operational results, depending on pricing trends and marketing strategies in the Turkish mobile communications market. Following this decrease, average Mobile Termination Rates (“MTRs”) in the European Union (“EU”) are now up to 5 times above Turkcell’s MTRs.

For more information on the ICTA’s intervention in our prices and how they adversely impact our business, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

The Access and Interconnection Regulation

The ICTA may intervene in the prices that operators charge for reference access and interconnection services. This, along with our designation as an “operator holding significant market power” in certain markets, has had the effect of reducing the rates we are able to charge for interconnection services, which has had and will continue to have a material adverse effect on our revenues, business and results of operations.

For more information, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

Regulation of Consumer Rights in the Electronic Communication Sector

The ICTA has the authority to regulate our activities with respect to consumer rights. Pursuant to this authority, the ICTA may regulate, for example, the maximum and minimum limits on billing, spam messaging and definition of personal data as it relates to directory services. In addition, the ICTA may restrict certain mobile internet and services that are provided by third parties. The ICTA’s regulation of these activities could have an adverse effect on our mobile telecommunications business and we may be fined if we do not comply. Furthermore, our compliance with the ICTA’s regulations may increase the costs of our doing business and could negatively impact our financial results. See “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

Regulation on Co-Location and Facility Sharing

We may be required to share some of our facilities with our competitors, which could adversely affect our ability to maintain our competitive edge with regards to population and geographical coverage. In addition, the Ministry of Transportation may require us to provide coverage to areas having a population of 1-500. This could lead to additional investment requirements for our company. See “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

Regulation on Authorization regarding the Electronic Communication Sector

In 2009, the ICTA published the “Regulation on Authorization regarding the Electronic Communication Sector”, which determines the principles and procedures for the authorization of the companies that seek to provide electronic communication services and/or to install or operate electronic communications networks or infrastructure.

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

Fixed line telephone services

The ICTA issued Fixed Telephony Service (“FTS”) licenses pursuant to the Regulation on Authorization regarding the Electronic Communication Sector, which enables existing long distance telephony services (“LDTS”) operators, such as our subsidiary Superonline Iletisim Hizmetleri A.S. (“Superonline”), to provide call origination and termination. LDTS and, consequently, FTS providers have not yet had a significant effect on our operations. In the long term they could have the effect of driving down prices and shifting traffic patterns for in-city as well as long distance calls in Turkey, potentially having an adverse effect on our mobile telecommunications business.

Data Privacy Regulations

The ICTA is preparing to abolish the Regulation on Personal Information Processing and Protection of Privacy in the Telecommunications Sector, and is preparing to publish a new Regulation on Data Privacy in the Electronic Communications Sector. As a result, ICTA requested our Company’s opinions on the draft regulation. The purpose of this regulation is to define the procedures and principles that govern the operators and legal entities/individuals that provide/receive services in the electronic communication sector in an effort to process, store and protect the personal information of subscribers. In contrast to the current regulation, the draft regulation would require the consumer’s approval prior to a direct marketing SMS being sent. Therefore, if this regulation is approved, our methods of contacting customers about new tariff offers and services will be impeded unless we already have the subscriber’s permission. In addition, all of our subscribers’ traffic data, including those related to missed calls and data processing logs, would be required to be maintained by us for one year, which would result in additional expenses for the Company.

Market Power Regulations

In the Call Originating and Mobile Access Market, Turkcell is the only operator that has been designated a Significant Market Power (“SMP”). As a result, Access to Mobile Networks in this market is obligatory only for Turkcell. Furthermore, the ICTA can define the pricing schemes in MVNO deals according to the originating and terminating rates. We believe that this policy hinders our ability to compete in this market, as the other operators are allowed to set their wholesale prices freely.

Any regulation that might adversely affect our operations related to MVNO, fixed and broadband markets will be closely monitored for possible risks to our operations.

Certain legal and regulatory arrangements.

Certain actions by the Turkish government, the ICTA, the Ministry of Finance or other regulatory authorities in Turkey (such as the Competition Board) have in the past, and are likely to in the future, adversely affect our business, consolidated financial condition, results of operations or liquidity. Such actions may include:

•	changes in laws, regulations or governmental policy, or their interpretation, including revisions to the interconnection and access regime or the imposition of price controls;

•	any unfavorable change in corporate and/or income tax legislation, or the imposition of additional consumption taxes or other taxes on subscribers or mobile operators;

•

changes in the Ministry of Finance’s interpretation of the taxation codes, in particular changes regarding consumption taxes (Value Added Tax and Special Communication Tax), which may adversely affect consumer prices. In addition to the prospective financial impact of such changes, unanticipated tax liabilities and fines may also be levied against our financial results for prior years since a Turkish company’s operations in the preceding five years may be subject to financial investigation;

•	the grant of additional mobile telephone licenses or other telephony licenses to new entrants and existing operators;

•	the establishment of limitations on our operations or restrictions on our ability to provide services to existing or new subscribers;

•	investigations, enforcement actions or other assessments of the Competition Board or other regulatory authorities;

•	denial of discretionary benefits that we may seek in expanding our network;

•	enforcement of competitors’ requests to use our network for national roaming, which could lead to regional network problems; and

•	the introduction of additional fees or charges by governmental authorities.

Additionally, in the case of war, general mobilization or when the ICTA considers it necessary for public safety or national defense, we may be required to surrender the control of our network wholly or partially to the ICTA for a limited or unlimited period.

Finally, in some cases, the Company could be required by the ICTA and other regulatory bodies to comply with new requirements within a short period of time and non compliance could give rise to sanctions, investigations and penalties, or require the Company to pay refunds to customers. The time period given to the Company to comply may not be adequate to evaluate the applicability of, or to implement, such requirements.

Compliance with the requirements of our and our subsidiaries’ licenses or applicable regulations

We could face severe penalties, including limitation or revocation of our license in extreme cases, if applicable regulatory authorities determine that we are not in compliance with the requirements of our GSM license (“2G license”), our 3G license or applicable regulations.

The statutes, rules and regulations applicable to our activities and our 2G and 3G licenses are generally new, subject to change, in some cases, incomplete, and have been subject to limited governmental interpretation. Precedents for and experience with business and telecommunications regulations in Turkey are generally limited. In addition, there have been several changes to the relevant legal regime in recent years. There can be no assurance that the law or legal system will not change further or be interpreted in a manner that could materially and adversely affect our operations.

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

Furthermore, with regards to our licenses’ dispute resolution clauses, as we continue to develop our 3G services and the number of customers with 3G contracts increases, an increasing portion of the services that we provide will be considered to be rendered under our 3G license and disputes related thereto, will be under the jurisdiction of the Council of State.

Lack of clarity with respect to Turkish telecommunications law, the Turkish legal system, our licenses and/or the regulatory framework governing the Turkish telecommunications industry could impede our ability to operate effectively under our licenses and have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

For a description of our Turkish 2G and 3G licenses and the regulatory regime under which we operate in Turkey, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”. In addition to the foregoing, our indirectly owned subsidiary, Limited Liability Company Astelit (“Astelit”), majority owned subsidiary, Belarusian Telecom, and wholly owned subsidiary, Kibris Telekom, hold GSM licenses in Ukraine, Belarus and the Turkish Republic of Northern Cyprus, respectively, and some of them have obtained or will bid for 3G licenses. If Astelit, Belarusian Telecom and Kibris Telekom fail to comply with the terms and conditions of their license agreements, they may incur significant penalties, which could have a material adverse effect on our strategy for international expansion and our business and results of operations. In addition, our subsidiaries Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Superonline, Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (“Inteltek”) and Azerinteltek QSC (“Azerinteltek”) have licenses in order to be able to perform their business. Failure to comply with the terms of such licenses may lead to significant penalties and adversely affect their, as well as our, results of operations.

Economic and political developments in Turkey and internationally have had, and may continue to have, a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

With a substantial portion of our revenues, assets and business derived from and located in Turkey, and denominated in Turkish Lira, adverse developments in the Turkish market are likely to have a material adverse effect on our business, consolidated financial condition and results of operations. Additionally, potential changes in consumer behavior due to new business models and usage trends may adversely affect bad debt.

Turkey, Ukraine and Belarus, the principal countries in which we operate, enjoyed growth and lower inflation levels in 2010. 2011 is likely, in our view, to be another year of recovery; however, it may, in our view, be marked by uneven global growth led by emerging markets with developed countries lagging. The biggest threat to the global economy, including Turkey, in 2011, in our view, is rising oil prices due to oil supply shock as the revolutionary upheavals in Libya and Syria potentially spread to other countries in the Middle East and North Africa region (“MENA”). The earthquake and tsunami that ravaged Japan, the third largest economy in the world, will likely have a short term effect on the global economy but will not, in our view, derail the global economic recovery. Another concern in 2011 is the sovereign debt crisis, especially in the Eurozone, and the inflation risk in emerging markets due to rising food and energy prices.

The Turkish economy continues to distinguish itself from Europe with its strong growth recovery, healthy financial sector and robust public debt dynamics. It has maintained its trend of very strong performance, as evidenced by its growth level, which was 8.9% in 2010. However, stronger-than-expected growth, together with high oil prices, will accelerate the widening of the current account deficit.

The medium-term risks for the Turkish economy, in our view, relate to the widening current account deficit and inflation. Asymmetric growth drivers (i.e., too much domestic, and very little foreign, demand) have caused a very swift widening in Turkey’s external imbalance. If Turkey’s strong growth is to be sustainable, long-term, high quality financing will be required. CBRT has implemented a new monetary policy framework that combines a lower policy rate while tightening liquidity via non-interest tools. The most obvious risks associated with this new framework are weakness of the Turkish Lira and potential inflationary pressures as the output gap compresses rapidly. For 2011, CBRT is expected to keep rates on hold as long as inflation remains subdued. While there may be some moderation due to corrections in food prices and favorable base effects in the short term, a rapidly closing output gap and rising global commodity prices are giving off early warning signs of inflation. The latest CBRT expectation survey indicates that consumer inflation is likely to be 6.5% at the end of 2011, higher than the CBRT’s target of 5.5%.

There is a risk that the government may spend more than the budgeted appropriations in 2011 in light of the upcoming elections, thereby ending the year with a less favorable budget outcome. The government’s decision to drop the fiscal rule also raises doubts about its commitment to fiscal discipline prior to the election. In the absence of fiscal rule, which are basic parameters for fiscal discipline that determine the annual budget balance and public debt to GDP targets, the focus will be on the execution of the Medium-Term Plan in 2011.

Political divisions between moderate Islamists and secularists, including in the judiciary and military, are a constant source of political tension that has frequently delayed the policy making process. Security risks from Kurdish separatist militants and anti-government organizations remain a concern in Turkey, especially in the south-eastern part of the country. The general elections in mid-2011 are likely to be the main political risk unless a majority government is maintained. Turkey’s recent diplomatic foray into the Middle East, most notably in Iran, has raised concerns about Turkey’s EU membership process. Turkey, however, has continued to signal its commitment to the EU membership process by moving ahead with formal accession talks.

We hold interests in several companies that may expose us to various economic, political, social, financial and liquidity risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.

Our investments in subsidiaries and associated companies within Turkey and internationally could expose us to economic, political, social and financial risks. The Turkcell Group has investments in Azerbaijan, Georgia, Kazakhstan, Moldova, the Turkish Republic of Northern Cyprus, Ukraine, Belarus and Germany and has operations or business activities that involve other emerging markets.

In addition to entering into new business areas in Turkey, we have also entered into and are exploring new investment opportunities, primarily in emerging markets such as the CIS region, Eastern Europe, the Middle East, the Balkans and North Africa. Along with Turkey, these countries are generally considered by international investors to be emerging markets. This includes countries in which we establish or operate mobile communications networks, as well as those through which we route cables or that we otherwise rely on for the transfer of data. Their legal systems, including telecommunications regulations, are relatively underdeveloped, their economies have only recently begun to open to market principles and their respective institutions and commercial practices are relatively weaker and less developed. Some of these countries also suffer from relatively high rates of fraud and corruption. The continuity and viability of our operations in these countries may be affected by a number of factors, including political, legal, economic, social or other actions or developments. Furthermore, some of the countries in which we have businesses or would consider investing, and the companies and individuals that we come into contact with, may be the target of U.S. and international sanctions. There can be no assurance that political, legal, economic, social or other actions or developments in these countries or involving such companies and individuals will not have an adverse impact on our investments and businesses in these countries.

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

Ukraine

We have been operating in Ukraine since the second half of 2004 through our subsidiary Astelit. Ukraine is enjoying a new period of political stability, as the conflict between the presidential administration, the government and the parliament seems to have subsided. The improving political landscape and the new $15 billion IMF program are expected to help slow inflation. In 2010, Ukraine’s GDP grew 4.2% with foreign demand, higher steel prices and accommodating fiscal and monetary policies. The banking system, meanwhile, remains in a delicate state, though foreign and state-owned banks are receiving needed support. Credit conditions and demand in the market remained tight in 2010. With regards to exchange rates, pressure on the currency has been muted by administrative controls since mid-2009. The Ukrainian currency was relatively stable against the U.S. dollar, which has made the situation in Ukraine more stable. A new parliamentary coalition and a new government were formed during 2010. However, the Hryvnia experienced some depreciation pressures in the last quarter of 2010 and ended the year with only 0.3% appreciation against the U.S. dollar. In July 2010, Standard and Poor’s increased Ukraine’s long-term and short-term ratings, both in local and international currencies after the IMF approved a new loan program for the country. Although there is no major short-term risk to political and economic stability, the risks are the sustainability of IMF program and longer growth outlook which depends on foreign direct investment and inflation pressure related to higher energy and domestic tariffs. The other risk for the Ukrainian economy is the widening current account deficit. Uncertain investment climate, accelerating inflation and high debt repayments could lead to negative surprises from capital flows.

The Ukrainian telecommunications market is regulated by the National Commission on Communications Regulation (“NCCR”), which is controlled by the President of Ukraine. NCCR’s authority is not ultimately defined by Ukrainian legislation due to the ongoing reform of public authority. There is no proper mechanism to regulate inter-operator activity. In addition, the landscape in the competitive Ukrainian telecommunications market is changing as the merger between two of our competitors, Beeline and Kyivstar, has been completed. Furthermore, the granting of a 3G license to Ukrtelecom and uncertainty relating to the National Roaming law amendment in 2010 has resulted in the introduction of an additional mobile operator in the market (Utel, Ukrtelecom’s subsidiary). Moreover, Ukrtelecom was sold to a private entity. Whether this entity is affiliated with any of Astelit’s competitors is not known. However the acquisition of control of Ukrtelecom by another operator could give that operator a significant competitive advantage.

In 2010, the first tender for a new 3G license was announced but later closed and it is not yet known when the new tender will happen. We expect that this process will be resumed and intend to submit a bid for a new 3G license. If successful, the payment of the license fee and associated network costs could increase our Ukrainian financings needs, which could in turn require us to consider new sources of funding or the extension of existing sources. If we are not successful in the pursuit of such a license, because, for example, the cost is prohibitive and/or the number of licenses available is limited, we could find ourselves at a competitive disadvantage in this market.

We indirectly hold our majority stake in Astelit with another shareholder, System Capital Management Ltd. (“SCM”). Should there be a disagreement between us in the future, the ability of Astelit’s management to move forward with its business plan may be affected. Furthermore, we, along with SCM, have guaranteed Astelit’s financing. If Astelit defaults on its debt, or if Astelit requires additional funding to continue operations and we and/or SCM are unable or unwilling to provide it, our results of operations will be adversely affected. In view of Astelit’s current projections, we believe that Astelit will require additional funding in the near term.

Ukrainian tax authorities are increasingly directing their attention to the business community and the local and national tax environment in Ukraine is constantly changing and subject to inconsistent application, interpretation and enforcement. Non-compliance with Ukrainian laws and regulations can lead to the imposition of severe penalties and interest. While Astelit’s management believes that Astelit has complied with Ukrainian tax legislation, there have been many new tax and foreign currency laws and related regulations introduced in recent years that have not always been clearly written.

These pressures and other difficulties in the development of our Ukrainian business may adversely affect our operations and the valuation of our Ukrainian assets in our financial statements.

Belarus

In 2008, we made an investment in Belarus, acquiring an 80% stake in the Belarusian Telecommunication Network (“Belarusian Telecom”) for consideration of $500 million. In 2009, Belarusian Telecom signed supply agreements with supplier firms ZTE and Huawei for products and services related to infrastructure investments in Belarus. In connection with these transactions, Turkcell gave guarantees of up to $35 million to ZTE and $29 million to Huawei in 2009, as well as an additional guarantee of $17 million to ZTE in 2010. $19 million of ZTE’s $35 million guarantee and all of ZTE’s $17 million guarantee remain to be paid. Huawei’s guarantee of $29 million expired on March 30, 2011. In addition to the aforementioned guarantees, we have also guaranteed Belarusian Telecom’s financing.

Despite the government’s commitment to economic reforms and the privatization of state assets, a poor business environment continues to impede the country’s overall potential to attract foreign interest. With a current account deficit of 16.0% of GDP in 2010, a low level of foreign currency reserves and the Belarusian Central Bank’s recent announcement about the widening currency corridor (by +/- 10% in the interbank market), the Belarusian ruble may further weaken in 2011. In the mid-term, Belarus may not be able to sustainably finance such large current account deficits, particularly if an additional IMF Stand-By Arrangement, to supplement the country’s existing $3.5 billion support facility, is not implemented. These pressures, as well as other difficulties in the development of our Belarusian business, may adversely affect our operations and the valuation of our Belarusian assets in our financial statements.

Northern Cyprus

We have operated a mobile network in Northern Cyprus since July 1999. Any hostilities and/or political instability in Cyprus may have a material adverse effect on the Northern Cypriot economy as well as on the Turkish economy, the progress of Turkey’s accession talks with the EU and our investments and business in Northern Cyprus. Our business in Northern Cyprus may also be affected by regulatory actions in the telecom sector. In Northern Cyprus a draft Electronic Communications Law is currently in review. There are several items in the draft law that could adversely affect our revenues and operations, as well as some of our rights stemming from the license agreement.

Kazakhstan

We were recently made aware of allegations of improper payments relating to the operations of KCell, a mobile operator in Kazakhstan. The allegations concern transactions that may involve KCell, and certain of the employees and management of KCell, Fintur Holdings B.V., TeliaSonera and certain vendors of KCell. KCell is a subsidiary of Fintur Holdings B.V. where Turkcell is the minority owner with 41.45% shares while TeliaSonera is the majority owner with 58.55% shares.

The allegations were discussed by Turkcell’s Board of Directors. The Board members who represent Turkcell on Fintur Holdings B.V.’s Board of Directors have been assigned in an attempt to investigate the allegations. The assigned Turkcell representatives have requested the initiation of the necessary assessment and investigation regarding these allegations during a Board of Directors meeting of Fintur Holdings B.V.

Turkey

We own a number of subsidiaries in Turkey with operations outside of the mobile telecommunications market that are subject to certain risks that are different from those that we face in our Turkish mobile business.

Superonline

Our wholly owned indirect subsidiary, Superonline (formerly known as Tellcom Iletisim Hizmetleri A.S.) has begun investing in the creation of a fiber-optic network capable of wholesale, corporate and individual voice carrying services and data transmission.

Superonline’s broadband investment is not expected to yield positive returns on its investment in the near- or mid-term, if at all, due to high investment costs since the planned infrastructure covers a wide area (in-city, intercity and local loop). To develop this activity, we invest in our network by expanding intercity and in-city fiber-optic backbone and by establishing new fiber-based access points at selected residential and industrial areas for end-users and commercial account prospects. These efforts are heavily dependent upon our ability to obtain local permits and rights-of-way on satisfactory terms and in practice this has proven to be difficult. If we are unable to obtain the approvals or rights-of-way to connect new customers and enter new geographic areas in accordance with our plans, this will have a material adverse effect on the implementation of our business plan, on our operating results and on the valuation of our assets.

The risks of this investment are multi-faceted, as even though regulatory and procedural aspects of the implementation are in place, there are some delays with regards to certain applications, such as Naked DSL, due to the dominant operator. There is also an increasingly dynamic competitive environment. Superonline’s business plan is dependent upon expected new regulatory actions that are essential to the opening of fixed line and broadband services to competition.

The success of our fixed line activity in Turkey is subject to, among other things, the development of a clear and favorable regulatory environment, notably regarding fixed number portability, on a timely basis, succeeding in our competition and managing the development of our network. Although the ICTA has promulgated some regulations for fixed telephony services, this action often has not been taken in a timely manner, and no assurance can be given that remaining actions will be timely, clear or satisfactory for us. More generally, in this market we compete against a historically established network, with closer ties to governmental authorities and longer operating history, which allows it to have a competitive advantage over alternative telecom operators.

These pressures and other difficulties in the development of our Turkish fixed line business may adversely affect our operations and the valuation of our Turkish fixed line assets in our financial statements.

Inteltek

Inteltek, our 55% owned subsidiary, tendered for and signed a contract with the General Directorate of Youth and Sports in 2003 which authorized it to establish and operate a risk management center and become head agent for fixed odds betting. This activity became fully operational during 2004. Since then, the validity of this contract has been challenged by various lawsuits and by new laws reducing the commissions payable to Inteltek and requiring the fixed odds betting business to be subject to new tenders. In 2008, a tender was conducted which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek won the tender and signed a contract to obtain the rights to run the sports betting business for ten years under a commission rate of 1.4%, applicable from March 2009. This commission rate, as it is substantially lower than the previous rate, has had, and may continue to have, a negative effect on Turkcell’s profitability and financial results. Furthermore, under this contract, Inteltek guaranteed an annual turnover of TRY 1.5 million (equivalent to $0.99 million as of April 7, 2011). If Inteltek’s turnover fails to reach the guaranteed level as a result of the nature of the betting business, it may record negative revenues, adversely impacting our financial results.

We are exposed to foreign exchange rate risks that could significantly affect our results of operation and financial position.

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Ukrainian Hryvnia and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, while the revenues generated by our activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia, Belarusian Ruble and Euro. Sudden increases in inflation or the devaluation of the Turkish Lira, the Ukrainian Hryvnia, the Belarusian Ruble or other currencies in which we generate revenue, have had, and may continue to have, an adverse effect on our consolidated financial condition, results of operations or liquidity. For fiscal year 2010, the TRY weakened due to the CBRT’s new rate cut policy, depreciating 2.7% against the US dollar. The Belarusian Ruble also depreciated against the US dollar, by 4.8%, during 2010. The Ukrainian Hryvnia, however, ended the year with 0.3% appreciation against the US dollar.

The foreign exchange risks that our Turkish activities are exposed to as a result of purchases and borrowings in U.S. Dollars and Euros have to date been manageable, as there is a developed market enabling the hedging of such risk; however, in Ukraine and Belarus hedging is impossible due to restricted and undeveloped financial markets. In the current economic environment and considering the aforementioned political uncertainties, there is a possibility of further devaluations.

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

Borrowing by Turkcell group companies exposes us to interest rate risk and possibly increased interest expense, obligates us to meet certain covenants and exposes us to financial risks if covenants are not satisfied or if additional financing is required, each of which could have a material adverse effect on our consolidated financial condition and results of operations. Continuing difficult market conditions and increased capital needs to finance our technological and geographic expansion have reduced our liquidity and may continue to do so, which may lead to an increase in our borrowing requirements.

We continue to experience difficult conditions in our markets and we are facing and may continue to face increased capital needs to finance our technological and geographic expansion. These pressures have reduced, and may continue to reduce, our liquidity. Reduced liquidity may lead to an increase in our borrowing requirements, which will increase our financing costs and will increase our exposure to the risks associated with borrowing. Furthermore, no assurance can be given that we will continue have access to financing on terms that are satisfactory to us.

As of December 31, 2010, our consolidated debt was $1,837.5 million.

$621.9 million of our debt portfolio consisted of financing obligations paying interest at fixed rates. The remainder of our debt portfolio pays interest at floating rates, which has been favorable in the current interest rate environment, but would expose us to increased costs if rates increase.

In 2010, we increased the weight of the fixed rate financing in our portfolio through long term financing and rescheduled our debt portfolio repayment schedules through a maturity extension. In 2011, we intend to continue to use fixed rate loans. Additionally, we closely monitor various hedging alternatives to hedge our interest rate risk. However, we are not presently party to any such arrangements due to their cost and the general market view of forward interest rates. Consequently, an increase in the Libor rates would cause an increase in the amount of our interest payments and could have a material adverse effect on our results of operations.

As the debt related to Astelit and Belarusian Telecom’s operations is denominated in U.S. Dollars, we are exposed to exchange rate risks to the extent that Astelit and Belarusian Telecom’s revenues are, respectively, in Ukrainian Hryvnia and Belarusian Rubles. Moreover, we are also exposed to exchange rate risks since the debt of the group companies operating in Turkey are in U.S. Dollars and their revenues are in Turkish Lira.

Some of the borrowing agreements entered into or guaranteed by Turkcell have financial covenants that the borrower is required to observe. Although we are not presently concerned with Turkcell’s ability to observe its own financial covenants, no assurance can be given that the covenants in borrowings entered into or guaranteed by Turkcell will at all times be respected. In particular, Astelit has not been able to respect the financial covenants in its borrowings and has had to seek and obtain waivers from its creditors, and may be required to do so again in the near future. Furthermore, our borrowing agreements contain cross-default clauses that effectively link Turkcell’s borrowings to those of its subsidiaries. Under these clauses, a default by a subsidiary could constitute an event of default under certain of our borrowings.

Limitations on spectrum as a scarce resource in mobile telecommunication systems, alleged health risks with BTSs and dependence on suppliers for network equipments may adversely affect our ability to maintain operational excellence.

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

In 2008, the ICTA initiated a tender for the reorganization of the existing GSM 900 frequency band (890 /960 MHz) and we added five frequency bands to our prior stock of 50. The related payment was made in February 2009. The ICTA also held a tender for the issuance of four separate 3G licenses to provide IMT 2000/UMTS services and infrastructure. Turkcell was granted an A Type license providing the widest frequency band (2x20 MHz; 20 MHz on uplink; 1920 – 1940 MHz and 20 MHz on downlink; 2110 – 2130 MHz, in total 40 MHz). There is no guarantee, however, that such additional capacity for mobile voice and data will relieve our current constraints and that our ability to provide services to our subscribers will not be adversely affected.

In January 2011, the ICTA requested our feedback regarding the use of UMTS services in 900 MHz, including the investment and operating costs related to offering UMTS services in 900 MHz rather than 2100 MHz. While we continue to evaluate this issue, the ICTA’s decision could adversely affect our ability to compete in the 3G market. Furthermore, the ICTA may decide to redistribute the frequencies, in order to balance the competitive strengths of operators operating at the GSM 900 MHz and 1800 MHz frequency bands, which may negatively impact our market share and ability to compete in this area.

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

There are alleged health risks associated with our Base Transceiver Stations (“BTS”), as well as zoning limitations, which make it difficult to build BTS.

We are aware of allegations that there may be health risks associated with the effects of electromagnetic signals from BTS and from mobile telephone handsets. While there is currently no substantiated link between exposure to electromagnetic signals at the level transmitted by our BTS and mobile telephone handsets and long- term damage to health, the actual or perceived health risks of mobile communications devices could adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in obtaining sites for base stations and exposure to potential liability. Furthermore, we may not be able to obtain insurance with respect to such liability on commercially reasonable terms. In recent years, legal proceedings have been brought against mobile operators seeking the removal of base station sites for health reasons. Such legal proceedings may make it more difficult for us to establish and maintain such sites. Furthermore, there are hundreds of conflicting and confusing reports in the media about the health effects of BTS. These reports have even caused local residents in certain regions to form large protests in strong objection to the BTS sites. Attempts made by the local authorities and, in particular, the municipality to intervene often worsen the situation. Such obstacles have made it increasingly more difficult to build new BTS sites and maintain our existing sites.

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

Furthermore, there are zoning limitations related to our BTS that require operators to obtain construction permits and certificates which may have an adverse effect on our operating results. As supplemental Article 35 of Law No. 406, which exempts BTS from holding construction permits and certificates of occupancy in accordance with Zoning Law No. 3194, was cancelled by the Turkish constitutional court, the Company may need to obtain the aforementioned permits and certifications for its BTS. Moreover, following the State Council’s decision to annul a regulation entitled “Safety Certification Regulation”, it has become impossible for us to build new base stations or modify existing ones. ICTA is currently working to prepare a new regulation to replace the old one. Any difficulty in building BTS due to health concerns, inability to obtain the required permission and certificates, and/or delay in the issuance of a new “Safety Certification Regulation” may negatively impact the quality of our network, including our ability to expand and upgrade it, and our operational performance.

We are dependent on certain suppliers for network equipment and for the provision of data and services and the failure of any of our suppliers to supply equipment to us, and at the level of quality we require, could have a material adverse effect on our business, operations, and consolidated financial results and liquidity.

Like all operators, we purchase our mobile communications network equipment, including our switching system, base station controllers (“BSCs”), BTS, transmission equipment and the software required to operate such equipment from a limited number of major suppliers. Although we are not bound to purchase our equipment solely from any given supplier and we have already begun using two different vendors’ products on GSM BSS (“Base Station Subsystem”) and 3G UTRAN (“UMTS Radio Access Network”), there can be no assurance that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any current supplier for any reason, including that the technological requirements for our increasingly advanced infrastructure are too complex, is unable or unwilling to satisfy our demands. This could occur if, for example, the growth in demand for more advanced network equipment exceeds the ability of suppliers of such equipment as a whole to meet such demands. This could also effect our competitive position, if our supplier stays behind technological development compared to the suppliers of our competitors.

The difficult economic environment has adversely affected our domestic and international suppliers, leading to a contraction in their business, which in turn may lead to a decrease in the quality of the services that they render to us and adversely affect timely delivery of such services, negatively impacting our business and operations. In recent years, adverse economic conditions have affected our suppliers’ revenues, which may lead to mergers in their industry. A potential merger between our vendors, and/or their acquisition by our competitors, could change the competitive landscape, which could have a material adverse effect on our business and expenditures.

In addition, equipment from alternative suppliers may not always be compatible with our existing equipment, and our employees may not be familiar with the technical specifications and maintenance requirements of equipment from alternative suppliers. These factors could also have a material adverse effect on our business and results of operations.

According to our 3G license agreement, we must purchase at least 40% of our network equipment from suppliers that have R&D centers established in Turkey and these companies must fulfill certain requirements relating to the number of engineers working in their R&D or Technical Support Centers. If our suppliers fail to meet these requirements, we may end up violating the terms of our 3G license agreement and our business could be adversely affected.

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

On January 26, 2007, the Turkish CMB informed Turkcell that Alexey Khudyakov’s status as an “observer member” on the audit committee does not satisfy the requirements of Article 25 of the CMB’s Rules pertaining to Audit Committees. The CMB has stated that steps must be taken so that our Company can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive board member. We have initiated a lawsuit before an administrative court seeking to suspend the execution and to annul the decision of the CMB with respect to Mr. Khudyakov. The administrative court ultimately dismissed our lawsuit in January 2008. In March 2008, we appealed before the Council of State and on April 9, 2008, the Council of State rejected our request to suspend the decision. The Council of State also rejected the appeal. The Company applied for a correction of the decision. This process is still pending.

Pursuant to the CMB’s decision, the CMB imposed an administrative penalty of TRY 11,836 (equivalent to $7,809 as of April 7, 2011) on Turkcell for not complying with its decision regarding Mr. Khudyakov’s status as an “observer member” on the audit committee. The CMB also required Turkcell to inform its shareholders of the penalty at the following general assembly (held in January 2009). In November 2008, we commenced a lawsuit before the court seeking to suspend the execution of the administrative fine and to annul the CMB’s decision related thereto. The Court rejected the Company’s suspension request and our objection to this decision was rejected. This lawsuit is still pending.

If our position in this matter does not ultimately prevail over that of the CMB, we may have to change the composition of our audit committee and/or our compliance with the listing requirements of the New York Stock Exchange (“NYSE”) and the continued listing of our ADRs on the NYSE could be jeopardized. Under the rules of the NYSE, we are exempted from compliance with certain NYSE corporate governance rules that are applicable to domestic issuers, but only to the extent that we comply with our home country corporate governance rules. If we do not prevail over the CMB and/or do not change the composition of our audit committee and are thus deemed not to be in compliance with our home country rules, we may lose the benefit of this exemption and the NYSE may require us to comply with domestic issuer rules. If we were not able or willing to take remedial action to comply with our home country rules, or if we were not able or willing to comply with the applicable NYSE rules, our ADRs could be delisted from the NYSE, in which case they would no longer be traded on the NYSE.

Turkcell’s complex ownership structure and Board composition could adversely impact our shareholders’ ability to achieve the consensus necessary to approve important matters relating to our business and operations, and ongoing legal disputes involving our shareholders may affect the ownership and control of our shares and our ability to manage our business.

We understand that Alfa Group, Cukorova and TeliaSonera together indirectly own in the aggregate approximately 65% of our shares. Additionally, according to public filings (a Schedule 13D filed in November 2009), Alfa Telecom and TeliaSonera are discussing a possible consolidation of their holdings in Turkcell in a new company.

We cannot predict whether this consolidation will go forward as planned or the form that it will take, and whether their actions will have an effect on our company or the market for our shares. Furthermore, in the case of a potential consolidation, no assurance can be given that their interests will be aligned with those of our other shareholders. Additionally, a potential consolidation of their shareholding could have the effect of preventing a change in control of Turkcell, may discourage bids for our ordinary shares or ADSs and may adversely affect the market price of our ordinary shares or ADSs.

Disputes have from time to time arisen, and may arise in the future, between our shareholders. Such disputes could have an adverse effect on the ability of our management to execute business decisions and other actions, to the extent that such decisions or actions require board or shareholder approval. Recently, one of our shareholders, TeliaSonera, publicly announced its intention to take legal action against the Chairman of our Board of Directors, who is also an independent member, alleging that he has not acted in an independent manner. Our Chairman has responded by saying that he has always fulfilled his duties as an independent board member and has reserved the right to initiate legal action.

Our articles of incorporation contain a 51% quorum requirement for shareholder meetings. To the extent that the quorum requirement is not met when a general assembly is convened, the meeting shall be adjourned and should be reconvened at a later date. In addition, to amend our articles of incorporation, there is a 2/3 quorum requirement for the related shareholder meeting. Accordingly, until the relevant required quorum can be obtained, certain corporate actions, amendments to our articles of association and prior Board decisions that require shareholder approval will effectively be blocked.

There have been times when the Turkcell General Assembly meeting could not convene for reasons beyond our control, and this may occur in the future. Furthermore, if the AGM is convened, there may not be a resolution of the agenda items or a quorum during the meeting may not be attained.

Our complex shareholder structure and the related complexity in the composition of our Board of Directors could complicate our corporate decision making process and situations may arise where the interests of our majority shareholders are not aligned with those of our public shareholders. These factors could adversely affect our operations and financial results and the market for our shares.

We face risks related to the products and services we provide due to our dependence on certain systems and third party suppliers as well as our exposure to technological changes in the communications market, including in industries where we traditionally do not compete.

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

3G networks are migrating towards IP technology to transport information. These networks open up the possibility for IP-based services; however, once these services are introduced into the IP-domain, the 3G network may be harmed by potential attacks. The threats on the mobile network can originate from external sources, such as public internet, or internal sources, such as terminals connected to our 3G network. Despite our efforts in taking security issues very seriously, we could encounter attacks on our infrastructure, which could have an effect on our operations.

We may be unable to adapt to technological changes in the communications market, which could result in higher capital expenditures and a greater possibility of commercial failure .

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

We have become active in providing products and services for industries other than telecommunications, many of which are developed and/or maintained by third party providers. Our dependence on these third party providers to help us navigate the regulatory, security and business risks of industries where we traditionally do not compete adversely affects our business .

The operation of our business depends, in part, upon the successful deployment of continually evolving products and services, including for applications in industries other than telecommunications, such as Mobile Financial Services, Mobile Health and Mobile Education solutions, authentication solutions and Entertainment and Community services. We are reliant upon third party providers to help us navigate risks relating to security, regulations and business in the industries where we do not traditionally compete. Changes in such industries may impair our partners’ business and/or negatively impact the content we are developing, such as for entertainment, which, in turn, could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

Additionally, since our customers rely on our technological capabilities and high quality service levels, in cases where an IT failure, fraud, human error or hacking occurs, our revenues and reputation may be adversely affected and we may also be subject to regulatory penalties.

Our business, consolidated financial results and/or operational performance could be materially and adversely affected unless we retain our key personnel, our partners and their employees.

Our performance depends, to a significant extent, on the abilities and continued service of our key personnel. Competition for qualified telecommunications and information technology personnel in Turkey is intense. In addition, we are dependent on our dealers and distributors, as well as their ecosystem and personnel, in the growth and maintenance of our customer base. The loss of the services or loyalty of key personnel could adversely affect our financial condition or results of operations as well as breaches of confidentiality regarding our customer, operation and business plan details, particularly if a number of such persons were to join a competitor. Retention and development of high-caliber individuals in these positions is also key to our being able to deliver on our strategy.

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

The closure of our ADR depositary’s issuance and cancellation books did not impact trading of our ADSs on the New York Stock Exchange. Given the halt of the cancellation of our ADSs, any sudden or significant increase in persons wishing to sell our ADSs, may adversely affect the liquidity of our ADSs and disrupt their trading.

Pursuant to a Turkish Constitutional Court decision, which annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individuals and corporations, the withholding tax regime has once again become subject to regulation pursuant to a law numbered 6009, which came into force on August 1, 2010. Pursuant to this new regulation, a 10% withholding on capital gains is applied to individual investors and a 0% withholding is applied to corporate investors, irrespective of their residency status. Non-resident corporate deposit receipt holders (depositaries of our ADR facility) are included within the scope of corporate investors. Non-resident investors of Turkcell ADRs will be subject to 0% withholding provided that the depositary of our ADR facility is a corporate body. The Turkish Council of Ministers has the authority to raise the aforementioned withholding rates by 5 percentage points.

We are involved in various claims and legal actions arising in the ordinary course of our business, which could have material effect on our financial results.

We are currently involved in various claims and legal actions with governmental authorities in Turkey, including the Competition Board, the ICTA, tax authorities and certain other parties. We have set aside provisions for ongoing disputes based on applicable accounting standards. However, no assurance can be given that the provisions we set aside will be sufficient to cover our actual losses under these matters, and that new disputes will not arise under which we would face additional liabilities. For a more detailed discussion of all of our significant disputes, see “Item 8.A. Financial Information” and Note 32 to our audited consolidated financial statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

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

We operate under a 25-year GSM license, which we were granted in April 1998 upon payment of an upfront license fee of $500 million. Under our license, we pay the Undersecretariat of Treasury (the “Turkish Treasury”) a monthly treasury share equal to 15% of our gross revenue. Of such fee, 10% is paid to the Ministry of Transportation and Communications of Turkey (“Turkish Ministry”) as the universal services fund. We also operate under interconnection agreements with other operators that allow us to connect our networks with those operators to enable the transmission of calls to and from our GSM system. For example, we have an interconnection agreement with Turk Telekom that provides for the interconnection of our network with Turk Telekom’s fixed-line network.

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

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2010, that number had grown to $33.5 million.

In 2010, we had total revenues of $5,982.1 million, our adjusted EBITDA totaled $1,957.4 million and we reported net income attributable to the owners of Turkcell amounting to $1,170.2 million.

For the year ended December 31, 2010, we spent approximately $1,078.6 million on capital expenditures, compared to $1,769.3 million and $808.2 million in 2009 and 2008, respectively.

In addition to our operations in Turkey, we have various international operations. For more information, see “Item 4.B. Business Overview—International Operations”.

4.B Business Overview

Based on the ICTA’s announcements, we are the leading provider of mobile services in Turkey in terms of the number of subscribers, with 54% of the Turkish subscriber market as of December 31, 2010. We provide high-quality mobile voice, Internet & services over our mobile communications network and have developed the premier mobile brand in Turkey by differentiating ourselves from our competitors with our value offers, which include: superior technologies, more advantages, outstanding service quality throughout our extensive network, and being a leader in social responsibility. We maintain our strong position in the market due to our customer oriented approach and our ability to provide quick solutions to meet customers’ needs. We are in compliance with all of our license requirements in all material respects.

Through our state-of-the-art mobile communications network, we provide comprehensive coverage of an area that, as of December 31, 2010, included 100% of the population living in cities of 1,000 or more people and the majority of Turkey’s tourist areas and principal inter-city highways. As of December 31, 2010, we provided roaming service to our subscribers in 208 countries through commercial roaming agreements with 662 operators.

In 2010, we launched 3G Roaming services in many different locations in the world. As of December 31, 2010, our subscribers enjoyed high speed mobile internet connections with 205 operators in 109 destinations.

As of December 31, 2010, we covered 82% of the population with 3G technology.

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

The Turkish Mobile Market

According to a TUIK announcement, the Turkish population is young, with an estimated median age of 29, which is lower than elsewhere in Western Europe, and the majority of the population lives in urban areas. In addition, there were 73.7 million people living in Turkey as of December 31, 2010.

The declining trend in multiple simcard use resulted in an 85% penetration level in 2010 (based on the ICTA’s announcements), which is lower than the level in 2009. There is good potential for growth opportunities in the Turkish mobile communications market in the areas of broadband and 3G services, as well as from Turkey’s youth segment due to the aforementioned demographics. According to the ICTA’s announcements, there are currently three mobile communications operators in Turkey—Turkcell, Vodafone and Avea—with a total of 61.8 million GSM lines as of December 31, 2010. Vodafone entered the Turkish GSM market by acquiring Telsim on May 24, 2006. Telsim, which had received a 25-year license at the same time as us and on what we believe to be identical terms, including the $500 million upfront license fee, had been put up for sale by the Savings Deposit Insurance Fund (“SDIF”) in August 2005. The auction for Telsim was held on December 13, 2005, with Vodafone submitting the winning bid of $4.55 billion. With regards to Avea, it is an operator owned 81% by Turk Telekom. Turk Telekom’s ownership interest in Avea was increased to its current stake following its purchase of Telecom Italia SpA’s 40.6% interest in Avea in September 2006 for $500 million. Turk Telekom is 55% owned by Oger Telecom, a multinational GSM operator owned 35% by Saudi Telecom Company, the Arab world’s largest telephone company.

Strategy

Our vision is to ease and enrich the lives of our customers with leading communication and technology solutions. We strive to build value for our customers, stakeholders, and employees.

We operate in nine different countries, reaching 60 million subscribers. Our operating environment continues to be challenging. In addition to the lingering effects global financial crisis, the regulatory and competitive pressures we face are mounting. Customer demand for converged and differentiated services as well as devices is growing. Furthermore, expansion into international markets and adjacent businesses continues to be important for sustainable growth. In order to sustain our operating margins, it has been crucial that we become more efficient in our delivery of services, so that we may continue to lead the market in this environment.

As a leading communications and technology company, our strategy for growth is to continue our organic growth and to selectively seek and evaluate new investment opportunities. Building on our strength in brand, people, infrastructure and scale, we have identified six strategic priorities in which we intend to pursue opportunities for business growth:

•

To grow in our core mobile communication business through increased use of voice and data. Turkcell has a strong market position in Turkey, and we will continue to strengthen our well developed brand through the highest quality infrastructure, the best offers for customers and the best partnership structures.

•

To grow in the area of mobility, internet and convergence through new business opportunities. We will focus on creating value for our customers and will continue to drive mobility and enhance internet services with a customer-centric approach. Convergence has become crucial for businesses. We have already introduced total telecom business solutions to provide full support to our corporate clients so that they may compete better in their own markets.

•

To develop new mobile service platforms that will enrich our relationship with our customers. We believe that there is significant demand for such services in the Turkish market and Turkcell is the innovative forerunner in creating such technology platforms with the local talent pool.

•

To grow in the fixed broadband business by creating synergy among Turkcell Group companies with our fiber optic infrastructure. Investment in fiber optic infrastructure will also enable us to sustain our competitive advantage in our core mobile business.

•

To grow our existing international subsidiaries with a strong focus on profitability. In order to diversify revenue and cash flow risks, we intend to grow the contributions made to Turkcell Group from subsidiaries. We endlessly explore operational efficiencies, cost and product synergies with Turkcell Turkey.

•

To grow in domestic and international markets through opportunities in telecommunications, technology and new business areas. We are open to forming potential alliances and conducting mergers and/or acquisitions that will contribute to our economies of scale and create synergies. In our strategic screening process for international expansion activities, we consider both the business opportunity and the attractiveness of the market to determine feasible investment opportunities. We may also evaluate new business opportunities outside of the telecommunications industry, such as the National Lottery, if we see strong potential and believe that we can add value.

Services

We currently provide high-quality mobile voice, Internet and services to subscribers throughout Turkey. Subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract and receive monthly bills for services. Prepaid subscribers must purchase a starter pack which consists of a Simcard. Prior to April 2010, the Simcard included airtime ranging from 20 to 100 counters and scratch cards could be purchased in increments of 25 to 1,000 counters. Pursuant to the ICTA’s decision regarding the counter to TRY transition, as of April 2010, starter packs include a Simcard with airtime of 5 TRY or 20 TRY, while the scratch cards can be purchased in the following amounts: 5 TRY, 10 TRY, 15 TRY, 20 TRY, 30 TRY, 50 TRY, 95 TRY and 180 TRY.

As of December 31, 2010, we had approximately 23.3 million prepaid subscribers and 10.1 million postpaid subscribers, compared to approximately 26.0 million prepaid subscribers and 9.4 million postpaid subscribers as of December 31, 2009.

Voice Services

Voice services are the main services we provide to our customers. Voice services consist of high quality wireless telephone services on a prepaid and postpaid basis.

Product & Services Management

Product & Services Management (“PSM”) is focused on developing and managing products and services to address the diverse needs of both consumers and corporate customers, thereby enriching their lives. We provide an integrated service approach with a common vision to offer tailored solutions based on the specific needs and preferences of our targeted market segments. One of our principal goals is to increase revenues from our existing customers and to foster the acquisition of new customers by offering proprietary products and services.

We closely follow and analyze global trends and develop services to fit local market needs. Turkcell seeks to differentiate itself by providing innovative and pioneering solutions in collaboration with its strong solution providers and various partnerships.

Having a rich portfolio of various services helps us maintain our competitiveness. We believe that increasing customer satisfaction and ensuring customer loyalty through our provision of a unique user experience will also play an important role in our future retention efforts.

Mobile Internet & 3G

We commercially launched 3G simultaneously in 81 province centers and major cities in Turkey at the end of July 2009 and had reached 82% population coverage by December 31, 2010.

In addition, we have launched several innovative services like Videocall, Mobile TV, Video Surveillance, Video Chat and Video Messaging. We offer rich terminal campaigns (handset, smartphone, modem and netbook) to encourage 3G device penetration. There are approximately 6 million 3G enabled handsets in our network.

In 2010, the number of registered 3G subscribers reached 11.8 million people. A variety of data plans are available as part of our voice and terminal bundled offers.

After the launch of 3G, VINN 3G modem, netbook and notebook contracts were offered to customers to enhance mobile internet experience.

Throughout 2010, we sustained our position as leader of handset offerings through our domination of the iPhone and Blackberry business and we delivered attractive campaigns with “top of the class” models of brands in high demand such as Nokia, Samsung and HTC.

Turkcell has launched its first Turkcell branded handset, T10, the affordable Android Smartphone, to enhance the possibility of broader use of mobile internet. Records show that the mobile internet consumption of T10 users is 10 times above the previous levels.

In addition to constant communication emphasizing 3G’s coverage, penetration and speed, the turkcell-im content portal was restructured, redesigned and repositioned in 2009 as the gateway to mobile internet. Featuring partnerships with both global (i.e., Google, Facebook), and successful local brands (i.e., NTV, Yonja, Kariyer.net), turkcell-im now provides links to the most popular mobile sites in Turkey as well as serving as a one stop shop for mobile content. Turkcell subscribers can also use the “turkcell-im internet content adaptation” function which adapts standard web pages to the user’s handset, therefore providing a better and less expensive mobile internet experience.

Consumer Services

Turkcell focuses on the needs of consumers to enhance their daily experiences. By providing a wide range of services, Turkcell enables users to remain connected wherever they are, via their mobile devices. From basic telecommunications services to social community services, Turkcell responds to the diverse needs of consumers to help them connect to life. Turkcell also offers a “multiscreen experience”, allowing customers to enjoy the content of various products and services across multiple devices and multiple screens.

Telco Services

‘Tikla Konus’ (Click-to-call) enables subscribers to initiate calls without displaying a phone number. Users click on a click-to-call button on partnering web sites, and a call is initiated between two parties without a need to dial a number.

Kim Aramis is a caller notification service that enables customers to identify any missed calls while their handset is either in off mode or otherwise disconnected from the network. Kim Aramis’ service sends an SMS containing the call time and phone number to the user once his or her handset is reconnected to the network. There is also a common address book feature that further enriches the service by matching the phone number to the address book name of the caller, if available.

TV & Video Services

By streaming technology at 3G speed, the Turkcell MobilTV service enables Turkcell subscribers to watch television channels and on-demand video content live on their mobile phones. Separately, the iPhone Turkcell MobilTV application enables Turkcell iPhone users to watch 19 national channels, and other premium TV channels, live, combining the experience of watching television on their cell phone with the iPhone experience.

Turkcell also provides on-demand video services on the turkcell-im wap page.

Music Services

GncPlay is a music platform designed by Turkcell. Enabling both web and mobile access, we envison GncPlay as being the go-to place for unlimited online music streaming. Although the platform can be used by everyone, the user interface is particularly designed for the youth segment. Users can create their own play lists. In 2010, Gncplay also enabled users to download mp3 files of selected music onto their phones and computers.

Infotainment Services

Turkcell provides a variety of sports services focusing on football, given the size of the fan base and popularity of the sport in Turkey. Partnering with a major national TV provider, Turkcell provides a social football platform, Footbo.com, in Turkish to consumers to create fan pages, forums and discussions. Also, Turkcell launched an online social game Footbocity in 2010, widely appreciated by football fans, which enable users to play interactive games and build their own virtual cities. Turkcell has cooperated with the Istanbul Metropolitan Municipality to provide a “mobile solution” for traffic, a major problem in Istanbul. Subscribers can save time by accessing the İBB Cep Trafik (Traffic Density Map) and traffic camera images to check road conditions and select the best possible route. We also provide an iPhone traffic application, which we launched in 2009. Our mobile traffic service was downloaded more than one million times since its launch.

Turkcell Pusula enables users to locate point of interests (POIs) in a given area. Pusula uses location technology to provide to users the nearest POIs including police stations, gas stations, pharmacies and partnering merchant offers.

Turkcell Seyahat is a travel companion service, enabling users to buy tickets or make reservations with major airline companies and view live flight information as well as weather conditions at their destinations.

Social Community and Other Services

Gezenzi is a social microblogging service where users can share their status, reviews and photos. Users can also explore reviews about POIs, messages and photos around them.

Okul is an online educational platform for teachers, parents and students enabling them to exchange information and further enhance communication by providing social features as well as enriched educational content. Moreover, Okul aims to become a continuous learning platform for adults.

Mobile Financial Services

Turkcell has been investing in mobile financial services for consumers since 2008 in order to make financial services easily accessible while enriching the “on-the-go” shopping experience.

Turkcell’s mobile payment service launched in August 2008, MobilÖdeme, allows Turkcell subscribers to make purchases of up to 35 Turkish Lira via their Turkcell invoice or prepaid TRY account. This service can be used for payments in many areas, such as subscription fees for online communities, e-commerce, parking tickets and online gaming, fast food and vending machine purchases. The service can be used at more than 470 merchants. In 2010, 1.8 million people used the Turkcell Mobile Payment platform.

Turkcell, Visa Europe and Yapi Kredi launched Europe’s first mobile contactless payment solution for Turkcell customers on the iPhone. Using the iCarte payment accessory, Yapi Kredi customers equipped with a Turkcell mobile plan will be the first to make contactless payments directly from their iPhones in Turkey.

Turkcell Enablers and Platforms

Turkcell enablers are the key technical infrastructure behind our proprietary products & services. For example Turkcell ID enabler is an authentication infrastructure that lets users login to systems with one common, secure and simple username and password for hassle free access to systems. Seven new enablers, including Turkcell ID, Recommendation Engine, Social Media Platform were launched in 2010. Recommendation Engine enhances the customer’s experience on Turkcell portals by providing customer -focused recommended features and offers. 3.2 million people were touched by our Recommendation Engine enabler. The Social Media Platform lets users to reuse their social graph on Turkcell products and services.

Turkcell invests in platforms that enhance the user experience and the discoverability of services. Turkcell App Store is a one stop localized application shop for users to download both free and paid mobile applications to their supported handsets with more than 3,000 applications and 1000+ supported devices.

CORPORATE (B2B) SERVICES

Another goal for PSM is to provide corporate customers with a competitive advantage by providing non-core industrial solutions, thereby delivering a new category of revenue sets for customers. Spanning from frozen-food chains to farming, many types of solutions are available to streamline customer processes and provide operational efficiency, new revenue streaming channels and better consumer reach and experience.

Corporate Telco Services

In July 2009, Turkcell launched new value added services on our new video IVR platform with introduction of 3G services. Our B2B clients can make use of “Video IVR” to establish face to face communication at their call centers while consumers are on the go.

Wireless PBX was launched in January 2010 and enables Turkcell corporate customers to have a call center service without any investment in hardware. Customers can activate the call center setting and manage calls easily via a web page. This service is especially beneficial to companies that have mobile employees that use GSM and the SMEs that do not have the resources to invest in a call center.

Authentication Services

Mobile Signature enables customers to sign electronic documents and transactions with a legally-accepted digital signature using GSM SIM cards. Mobile signature subscribers can easily verify their personal identity in a digital environment and complete transactions remotely, without the need for their physical presence. Mobile Signature was launched in February 2007. There are currently 50 application providers in the market, representing industries as diverse as banking, e-government, insurance, healthcare and e-commerce. The Banking Regulation and Supervision Agency (“BRSA”) enacted a decree in January 2010, which requires two-level authentication usage for online banking transactions and positively affected the number of Mobile Signature users.

One Time Password is widely used by corporate customers for two-level authentication controls on transactions. The platform lets corporate customers send a password valid for one time only via SMS to consumers when providing authentication on transactions.

Location Based Services

Corporate customers can monitor and manage their sales force and fleets with Ekip Mobil. Ekip mobil provides a management console that allows customers to view their field teams/vehicles on a map, define alarms for specific regions and create direct communication channels to the field. Ekip mobil can be used on any mobile device. For companies, the investment costs are minimal.

Location Based Survey is the first SMS-based survey service with location features. Survey conductors can keep track of and analyze where votes are coming from on city based maps and lists allowing them to add a new dimension to their decision making process. Voters can also express themselves easily without needing to provide extra information and are able to express their thoughts at a micro local community level.

The Location Based Classified Ads (“LBCA”) system offers a new alternative and a better experience to users with features that do not exist in conventional methods. LBCA allows the user to diffuse his/her own personal ads via Web, WAP, SMS or MMS specifying the location of his/her service or product (or any message).

Mobile Marketing

Our Mobile Marketing team is a leader in the way it defines new media. 1,600 mobile marketing projects were completed with 353 different companies participating in 50 different industries.

Turkcell utilizes mobile marketing and advertising channels to create additional value for its customers. Currently, Turkcell has one of the largest customer permission databases in Europe geared towards mobile marketing and advertising activities. Through this permission database, advertisers can segment their potential focus groups, concentrate on their target market and send specific advertisements to end users.

In 2010, Turkcell was highly active in mobile advertising, as it launched several products, including Targeted IVR (Interactive Voice Response), Mobile Ticketing, Sponsored Info Packages and other location based applications. The Company also introduced Tone and Win, which was selected as the Best Mobile Advertising Service at the GSMA, Visiongain and Meffy Awards in 2009.

Mobile Billboard: Through this service brands can reach their targeted customers from permission databases via SMS, MMS and wap push when customers are instantaneously in the location selected by the brands. This is the perfect way for corporate customers to advertise their products at the right place where they can reach their targeted customers and combine the mobile world with concrete sales.

Machine-to-Machine (“M2M”) Communications

Since 2009, Turkcell has been focused on its M2M business, whose principal markets in Turkey are car telematics, team tracking, fleet management, POS terminals, security alarms, Smart metering and Sales Force automation’s applications.

MobilPOS enables corporate customers to make payment transactions where there is limited fixed line access for POS terminals. MobilPOS is a SIM card integrated POS device working on the GSM network enhancing usage territory for POS terminals. Customers benefit from the advantage of completing their transactions “location free” as well as from a more enriched customer experience.

Turkcell also offers telemetry solutions for corporate customers. In partnership with specialized third parties, Turkcell telemetry solutions let customer to remotely access gauge and collect metering data without utilizing a field force. Some of examples of where telemetry services may be used are alarm systems, gauge metering, reactive energy, transformer station, pipeline metering controls, meteorology station etc.

Turkcell Partner Services

Since 2002, Turkcell has been developing new products and services with its partners. Since 2004, these partnerships have been executed through the Turkcell Partner Program. There were more than 2,500 partner applications on Turkcell App Store in 2010. Turkcell has enriched its customers’ lives through various partner mobile data and services. The Turkcell partner ecosystem has more than 3,000 employees, and the scope of their business covers not only Turkey but also many countries around the world, such as Ukraine, the United Kingdom, Dubai and countries in the Far East. The Partnership Development Department has leveraged various internal and external platforms in order to reach an innovative and rich service portfolio. Being aware of the importance of open innovation platforms, the Turkcell Partner Program runs a product and service idea evaluation platform via Partner Portal to solicit ideas from external bodies such as university students, individual developers, partners and customers. Turkcell launched an additional main open innovation platform called Turkcell LAB to attract students and developers and build a community around our product and services, as well as our technical capabilities. Turkcell LAB is one of the main components of our Partner Portal to help site visitors become familiar with our technical assets and create and test basic telecom services like location based services.

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

Other Services

International Roaming

Our coverage extends to many countries in Europe, Asia, Africa and North and South America. As of December 31, 2010, we had further enhanced our position as the leading mobile operator of international roaming services by expanding our partnership in 208 destinations throughout the world, pursuant to commercial roaming agreements with 662 operators.

Since July 2002, we have provided roaming services for prepaid subscribers of foreign mobile operators visiting Turkey. We were the first operator to provide such a service in Turkey. This service, called Passive Customized Applications for Mobile Network Enhanced Logic (“passive CAMEL”), can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2010, we offered prepaid roaming to the prepaid subscribers of 246 operators in 118 destinations.

Since October 2004, we have offered roaming services for Turkcell prepaid subscribers traveling abroad. This service, called Active Customized Applications for Mobile Network Enhanced Logic (“active CAMEL”), can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2010, we offered prepaid roaming to Turkcell prepaid subscribers through 296 operators in 138 destinations.

Since October 2002, we have offered GPRS roaming. As of December 31, 2010, we allowed our subscribers to access the internet and reach their email accounts while traveling, through 466 GPRS roaming partners across 165 destinations.

In order to balance international SMS traffic, we began signing international SMS Interworking Agreements with other mobile operators in April 2002 and as of December 31, 2010, we had signed 148 International SMS Interworking Agreements. As of December 31, 2010, our subscribers can send SMS to more than 608 mobile operators located in 202 destinations, including North America and China.

Since December 2005, our subscribers have been able to send and receive MMS to and from subscribers of foreign operators. As of December 31, 2010, our subscribers were able to send MMS to 137 mobile operators in 76 destinations.

On July 30, 2009, we became the first operator to launch 3G Roaming services in many different locations of the world. As of December 31, 2010, our subscribers enjoyed high speed mobile internet connections with 205 operators in 109 destinations.

We have entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan, Libya and Syria. These arrangements have been entered into in the ordinary course of business and on arms length terms that we believe to be in line with industry standards. Under the roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totaled less than $5.3 million and our net expense for our subscribers roaming on the Networks of operators on the listed countries was less than $4.4 million. In financial terms, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan, Libya and Syria are material.

Tariffs

Our charges for voice, messaging and data consist of monthly fees, usage prices, bundles and volume discount schemes and options under various tariff schemes. Our license agreement regulates our tariffs for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the ICTA sets the initial maximum tariffs in Turkish Lira and U.S. Dollars. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs. For the maximum tariffs established in Turkish Lira, the formula is: the Turkish Consumer Price Index announced by the Ministry of Industry and Trade for Turkey minus 3% of the Turkish Consumer Price Index announced by the Ministry of Industry and Trade. For the maximum tariffs established in US Dollars, the same method is applied to the USA Consumer Price All Item Index Numbers.

Although the Concession Agreement includes a provision regarding the increase of the maximum tariffs, the ICTA has decreased the maximum tariff since 2007, which has negatively affected our tariff structure (the last decision being on September 1, 2010). The Company initiated lawsuits for the annulment of such decisions. The lawsuits are pending.

For more information on how our maximum and minimum price levels are established, see also “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

Each customer subscribes to a voice tariff. There are various voice tariffs based on the subscriber segment (postpaid or prepaid, corporate or individual).

Main Tariffs

We have segmented tariffs plans that target specific subscriber groups. In the postpaid segment, pay as you go tariffs offer on-net (Turkcell subscriber to Turkcell subscriber) usage advantages. The packages include minutes for on-net and fixed line calls, intra-company calls or all national directions. Packages are widely preferred by our customers. In the prepaid segment, the main tariffs offering advantageous prices that are based on a refill amount are ‘Super Tariff’ and ‘Youth Tariff’. In addition, we provide fee-based optional minute packages/TRY cards for calls to OMO, PSTN and for calls within a specific time period, such as weekends and nights.

The main tariffs listed below for postpaid and prepaid subscribers are as of April 13, 2011. Prices are given in TRY and include both 18% VAT and the 25% Special Communication Tax.

Consumer Tariffs and Loyalty Programs

	Postpaid (TRY)
	Bizbize	Tarife Saniye	BizBize Hepimiz	Kamu	Haydi Gel	Gold
Monthly Fee	9.9	3.9	29-69	40	19-49	95-199

Calls Out (per minute):
Turkcell to Turkcell	0.500 per 10 minutes	0.4	180-500 free minutes included. Exceeding minutes charged at 0.400 per minute	600 free minutes included. Exceeding minutes charged at 0.240 per minute	150-900 free minutes included. Exceeding minutes charged at 0.300 per minute	6500-7500 free minutes included. Exceeding minutes charged at 0.400 per minute

Turkcell to PSTN(1)	0.4	0.4				1500-2500 free minutes included. Exceeding minutes charged at 0.400 per minute
Turkcell to OMO(2)	0.4	0.4

SMS			0-500 free SMS included			0-2500 free SMS/MMS included.

Internet			0-500MB free internet included			0-4GB free internet included.

Other Benefits			Turkcell to Turkcell unlimited from 6 am to 6 pm free minutes & free 2 days a week included.		Turkcell to Turkcell unlimited from 6 am to 6 pm free minutes & free 2 days a week included.

SMS Per Message	0.4	0.4	0.4	0.4	0.4	0.4

(1)	PSTN: Public Switched Telephone Network (landline).
(2)	OMO: Other Mobile Operators.

Prices are given in Turkish Lira and include both 18% VAT and the 25% Special Communication Tax.

Prepaid TRY*
	Süper Tariff		Genç Tariff			Bizbize Tariff
Refill Amount**	Turkcell to Turkcell	Turkcell to PSTN/ Turkcell to OMO	Turkcell to Turkcell	Turkcell to PSTN	Turkcell to OMO	Turkcell to Turkcell/ Turkcell to PSTN/ Turkcell to OMO
50	0.50 per 10 min		0.50 per 15 min	0.40 per min	0.40 per min	0.40 per min
30	0.50 per 5 min	0.40 per min
20	0.40 per min
Less than 20***	0.40 per min
SMS (Per message)	0.415		0.415			0.415

*	Prices are given in Turkish Lira and include both 18% VAT and the 25% Special Communication Tax.
**	Prices vary depending on the refill amount and apply for 30 days following the first day of refill, except for Genç Tariff. Genç Tariff prices apply 31, 12 and 7 days if refill 20 TL and above, 12 TL and 7 TL, respectively.
***	The charged for a less-than 20 TL refill or no-refill except for Genç Tariff. Genç Tariff prices for less than 5 TL refill is 0.40 per min

We have an all inclusive package (Gold+), which provides higher comfort and satisfaction specifically for high payers. We offer yearly-discounted and fixed-priced versions of our postpaid premium price plans to retain our current premium customer base and to induce mass customers to pay more for increased benefits.

In addition, we also have loyalty subscriber programs.

Through our new consumer approach, we group our customers by segments after taking into consideration their occupation and, with regards to the youth segment, their age.

Youth segment management, including the loyalty program called gnctrkcll, ensures customer retention by presenting campaigns and advantages that fit youngsters’ trends of life. Gnctrkcll aims to reinforce Turkcell brand recognition as a young, dynamic, popular, intimate brand.

In addition to the youth segment, we focus on “new segments” (such as farmers and housewives) with differentiated GSM and non-GSM offers, as well as campaigns and co-branded activities with selected companies from other sectors to create added values to targeted segments. All loyalty schemes are designed in line with the targeted segments’ lifestyles, needs, priorities, and expectations since new segments aim to increase to loyalty of current Turkcell customers as well as attract new customers.

Turkcell Platinum, a premium loyalty & customer experience management program which offers special GSM, and non-GSM/3rd party advantages to individual customers in order to ensure behavioral and emotional brand loyalty, via a seamless series of positive brand experience in all customer touch points

For our postpaid business, we have periodical free minute programs (campaigns) with which the customers gain different amounts of free usage based on their Turkcell tenure.

For our prepaid business, we offer prepaid customers monthly fee based packages that includes SMS and voice advantages. We promote such packages to increase retention of the prepaid subscribers and the revenue generated from them.

Data and Terminal offers

We have offers in which minutes and data services are bundled with handsets, which could lead to the use of 3G services and mobile internet. We also have many mobile internet offers based on different customer needs, such as:

Terminal bundled offers: Different terminal models including data packages which customers prefer. All of our blackberry offers include data packages.

Short term contracted VINN offers: 3 month VINN campaign for subscribers who are not looking for a long term contract (3 months for 39TL with a 4GB data package).

Tax campaign:19 TL for a campaign of 6 months for which we paid the taxes owed.

Segmented offers: KamuVINN, including 4GB for 29 TL with a 12 months contract. The VINN Modem is given for free (including tax).

Single VINN campaign: without a contract, including 4GB data for 39 TL, plus a 79 TL down payment. (including tax).

Internet from mobile offers: A monthly Facebook pack for 3 TL (including tax), a monthly 100 MB pack for 10 TL (with the first 3 months for 5 TL).

Corporate Tariffs and Loyalty Programs

Postpaid
	IsteTarife	Şirketiçi	Paketcell
Monthly Fee	4.75 TL	14-19 TL	14-119 TL

Calls Out (per minute):
MVPN (Company Network)	—	6000 free minutes	500-5000 free minutes

Turkcell to Turkcell	0.40 TL	0.30 TL	500-5000 free mins included. Exceeding minutes charged at 0.300 per minute

Turkcell to PSTN[1]	0.40 TL	0.40 TL	300-3000 free mins included. Exceeding minutes charged at 0.300 per minute

Turkcell to OMO[2]	0.40 TL	0.40 TL	300-3000 free mins included. Exceeding minutes charged at 0.300 per minute

SMS Per Message	0.35 TL	0.35 TL	0.35 TL

(1)	PSTN: Public Switched Telephone Network (landline).
(2)	OMO: Other Mobile Operators.

Prices are given in Turkish Lira and include both 18% VAT and 25% Special Communication Tax.

IsteTarife is a standard Turkcell tariff. Şirketiçi and Paketcell include special packages at discounted prices.

We launched our B2B loyalty program-IsteKazan- in March 2010 for Turkcell corporate customers—IsTcell customers. IsteKazan is the first loyalty program focused on the B2B segment where we are working with approximately 20 different brands country-wide.

The main focus of IsteKazan is to offer advantages to our corporate customers and provide them with cost advantages on their non-GSM costs. Depending on the customer preferences and requirements, the most appropriate solution package is modulated like discount bundles, cost level alternatives, etc. With this program, IsTcell customers get discounts in several areas such as market, gas, cargo, technology, car rentals, finance, etc.

In addition to the continuous basic loyalty programs, we have periodic volume-based campaigns that are designed for a specific time period for prepaid and postpaid subscribers. We offer tailored advantages and privileges to our premium customers to ensure their satisfaction and loyalty. We also have campaigns in which minutes and data services are bundled with handsets such as Blackberry, iPhone, HTC.

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

Based on Turkcell’s roaming agreements, Turkcell hosts the subscribers of foreign operators on its network. When a subscriber of a foreign operator makes a call using within the Turkcell’s Network, that subscriber’s operator pays us our inter-operator tariff (“IOT”) for the specific call type. IOT is a wholesale tariff applied between mobile operators having roaming agreements.

Churn

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers who do not reload TRY for a period of 270 days are disconnected and cannot reuse their numbers (this was changed in 2010 from 210 days). Occasionally, we may offer campaigns and tariff schemes that may not comply with the churn policy.

The ICTA has announced that when prepaid subscribers load or receive TRY 10, the subscription should be renewed at least 6 months prior to the end of the contract. The board resolution has been in effect since October 1, 2010. As a result of this decision, the life cycle of prepaid customers has been lengthened; however, our churn rate was not impacted in 2010. We will observe a onetime impact as a decrease in involuntary prepaid churn in 2011. For more information, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry.

For the year ended December 31, 2010, our annual churn rate was 33.9%. We have what we believe to be an adequate allowance for doubtful receivables in our consolidated financial statements for non-payments and disconnections amounting to $376.8 million and $268.2 million as of December 31, 2010 and 2009, respectively. Due to our large subscriber base and intensified competition in the Turkish market throughout the year due to MNP, our churn rate increased 1.3 percentage points in line with our expectations.

Seasonality

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage has positively influenced our results in the second and third quarters of the fiscal year and negatively influenced our results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the ICTA’s intervention in our tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality from our prepaid customers’ mobile communications usage has decreased. Local and religious holidays in Turkey have also generally affected our operational results.

Network

Coverage

Statements regarding our market share and total market size are based on the ICTA’s announcements, and statements regarding penetration are based on TUIK’s announcements regarding the population. Furthermore, statements regarding our 2G coverage are based on the ICTA’s specifications as well as TUIK’s announcements regarding the population, and statements regarding our 3G coverage are based on the 3GPP TS 25.101 specifications for outdoor coverage.

Our mobile communications network is designed to provide high-quality coverage to the majority of the population of Turkey throughout the areas in which they live, work and travel. As of December 31, 2010, Turkcell covered 86.97% of all of Turkey and 99.07% of Turkey’s population, including 100% of cities with a population of 1,000 or more. Coverage also includes a substantial part of the Mediterranean and Aegean coastline and during 2010 we enhanced coverage in low populated areas (populations of less than 1,000 people) as well. We have significantly exceeded the minimum coverage requirements of our license.

We have also expanded our mobile communications network to add capacity to existing service areas and to offer service to new areas, including the improvement of existing urban, suburban and intercity road coverage. During 2011, we plan to further expand our coverage in settlements with a population of 500 or more, intercity roads and railways, in addition to further enhancing coverage and capacity in populated areas.

We commercially launched 3G simultaneously in 81 province centers and major cities in Turkey in July 2009. As of December 31, 2010, we had reached 82% population coverage (based on 3GPP TS 25.101 specifications for outdoor coverage). We believe we will continue to have the best coverage and the highest quality network in Turkey.

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

Our network consists of standalone Home Location Registers (“HLR”), combined Number Portability Switch Relay Function (“SRF”) and Number Portability Database and Signal Transfer Point (“STP”), Base Station Controllers (“BSC”), Radio Network Controllers (“RNC”), Core Network common for 2G and 3G radio network and carries voice over IP, combined Mobile Switch Centers/Visitor Location Registers (“MSC/VLR”), Service Control Points (“SCP”), BTS and Node-Bs. BTSs are the fixed transmitter and receiver equipment in each cell, or coverage area of a single antenna, of a mobile communications network that communicates by radio signal with mobile telephones in the cell. Each BTS is connected to a BSC via leased lines and/or radio relay links called “minilinks”. The BSC monitor and control the BTS. It is possible to cascade the BTSs to each other, thereby realizing considerable cost savings in transmission. In the same manner, Node-Bs are radio signal transmitter and receiver equipment in each 3G cell, connected to and controlled by RNC in order to realize 3G and HSPA+ coverage for 3G /HSPA equipped mobile phones. Our core packet switching network consists of SGSNs (Serving GPRS Support Node) and GGSNs (Gateway GPRS Support Node), providing GPRS/EDGE, and HSPA/HSPA+ (High Speed Packet Access) capability for mobile packet traffic.

Capacity

In 2010, we continued to develop and improve the quality and capacity of our network. In urban areas, we increased coverage and capacity by placing network infrastructure in commercial sites such as shopping malls, business complexes and entertainment centers. We achieved the highest coverage density in major urban areas, especially in Istanbul, Ankara and Izmir.

We believe that we have sufficient bandwidth to serve our current and projected short-term subscriber base and that we currently meet the capacity requirements of both our 2G and 3G licenses. Starting from 2009, we have created 3G/HSPA+ coverage to support 3G multimedia services and fast throughput for mobile data traffic, while achieving greater network capacity through improved spectral efficiency. To enhance our 2G network capacity where congestion is a possibility, we intend to construct additional network sub-infrastructure, or implement technological advances that will permit bandwidths to be used more efficiently. In 2010, the effective carrying capacity of the core network nodes was further enhanced by new nodes supporting new layered NGN (Next Generation Network) structure. The whole network is currently composed of new layered structure NGN nodes which (i) provides increased network functionality, (ii) enables further increases in our subscriber base and the accompanying call handling and traffic capacity demands, and (iii) supports 3G radio network connectivity. The entire NGN network also provides us with all of the IP network infrastructure, which optimizes transmission operational expenditures and improves network efficiency in order to better serve our customers.

With the advantage of higher quality communication provided by the widest spectrum in 3G, Turkcell will continue to offer seamless communications services to its customers with by far the most extensive coverage amongst its peers.

We have also implemented EDGE technology in our entire network, as EDGE is a complementary technology to UMTS. EDGE is an evolution of the GSM technology which allows consumers to use cellular handsets, PC cards and other wireless devices at faster data rates up to 300 kbps, three times the data capacity of GSM/GPRS. We have also successfully tested EDGE Evolution technology in our network, consisting of downlink dual carrier feature, where the data rates reaches up to 600 kbps. Actual data rates vary depending on the access network load at the connection time and the terminal device features used by the customer. Today, all of our Base Stations are supporting EDGE technology.

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

Transport Network

Radio Access Network (“RAN”) transmission is provided with leased lines and microwave transmission. As of December 31, 2010, approximately 98% of our BTS transmission was provided with microwave radio-leased line combinations and 2% with the leased lines.

In order to expand network coverage, microwave transmission is preferred since they are owned and operated by Turkcell itself. When there is no line of sight, copper lines/fiber from transmission service providers are used. Inter-city connections are only carried through transmission service providers due to regulatory restrictions.

All of our switching equipment that forms part of our core network, including MGWs, MSCs, Gateway MSCs, Tandem switches and HLRs, are located within our own buildings. Transmission between these sites (backbone) is always achieved through Synchronous Digital Hierarchy (“SDH”) leased lines and Ethernet over Dense Wavelength Division Multiplexing (“DWDM”). Interconnections with other Public Land Mobile Network (“PLMN”), Public Switched Telephone Network (“PSTN”), Long Distance Telephony Services (“LDTS”) and small operator companies are realized with leased lines. We lease all transmission lines from Turk Telekom and Superonline. We use two different infrastructure companies to provide more capacity and increase the availability and reliability of the lines. Furthermore, competition between providers decreases operational expenditures.

Turkcell has implemented an IP based 3G network and has established an IP/MPLS (Internet Protocol/MultiProtocol Label Switching) network in UTRAN (UMTS Terrestrial Radio Access Network) for aggregating 3G traffic and increasing the efficiency of leased line utilization. Turkcell has decreased transmission costs of 2G traffic by using Abis optimization, Abis over IP and converging 2G and 3G traffic transmission infrastructure.

Site Leasing

Once a new coverage area has been identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites. In urban areas, typical sites are building faces and rooftops. In rural areas, masts and towers are usually constructed. Our technical staff also identifies the best means of connecting the base station to the network. Once a preferred site has been identified and the exact equipment configuration for that site determined, we begin the process of site leasing and obtaining necessary regulatory permits. Construction of the masts or towers that we require in rural areas is performed by Global Tower, a company 100% indirectly owned by us. We lease antenna space and provide maintenance and management services from Global Tower at such towers.

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

Business Continuity Management (“BCM”)

In 2000, Turkcell launched its Business Continuity Plan (“BCP”) that encompassed Technical Operations and made Ankara Plaza as the Business Recovery Center. In 2004, the BCP was widened to cover all of Turkcell’s business functions and renamed BCM. Its implementation was completed in 2005 and BCM was adopted as a full-time function.

In 2008, the BCM plan was tested with 17 different scenarios, including mission critical processes and building evacuations.

In 2009, the BCM plan was tested with 18 different scenarios, including mission critical processes, service continuity and building evacuations.

In 2010, the BCM plan was tested with 30 different scenarios, including mission critical processes, service continuity and building evacuations.

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

Our nationwide distribution channels are an important asset that help us differentiate ourselves from our competitors and achieve our sales targets. Our strong and extensive distribution network consists of distributors, Turkcell Distribution Centers (“TDC”), Corporate Solution Centers, non exclusive dealers, Turkcell Communication Centers (“TIMs”), Turkcell Stores and Consumer Electronic Chains as well as points of sale for prepaid airtime, including ATMs, POS, web, call centers, supermarkets and kiosks.

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

Prior to April 2010, 16K, 32K, 64K and 128K (128K cards were only used for spare Simcards) Simcards were in circulation in the market; 64K and 128K Simcard starter packs were sold with inclusive 20 and 100 counters. As of April 2010, starter packs include a simcard with airtime of 5 TRY or 20 TRY.

Turkcell Sales Efforts

We sell postpaid and prepaid services to subscribers through our distribution network, which is composed of distributors, TIMs, TDCs, Turkcell Stores, Consumer Electronic Chains, Corporate Solution Centers and exclusive and non-exclusive dealers. The number of exclusive and non-exclusive dealers totaled approximately 17,000 sales points as of December 31, 2010. We also sell scratch cards and digital prepaid airtime through consumer electronic chains, newspaper kiosks, supermarkets, gas stations, digital channels and ATMs.

Our Exclusive Retail Network consists of powerful retail dealers with good locations, modern designs and superior after-sales service. TIMs lead the market with user friendly atmosphere, new products and services and dedicated employees. In 2009, TIMs were relaunched with the motto “We aim to ease your life with technology” in order to enhance our customer service oriented image under “TIM” brand. In addition, the three flagship Turkcell Stores—fully operated by Turkcell—continue to enhance Turkcell’s brand image in the retail world by providing the best customer experience and introducing top of the line new products and services to our customers.

Our Non-Exclusive dealer network provides us with a high penetration of Turkcell products and services in Turkey. TDCs are aimed at enhancing our distribution effectiveness in the nonexclusive channel and ensure the timely and efficient distribution of Turkcell products and merchandising materials. They also facilitate the Turkcell brand and offer awareness in this competitive channel.

In total, we have more than 94,000 sales points for prepaid airtime including digital channels, ATMs, POSs, kiosks, Call Centers, Internet, WAP, retail chains, SMS, Digital TV and USSD. Since 2008, we have also offered digital counter sales capabilities over POS machines in the traditional sales channel.

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

We address strategic and large enterprises through account managers and small and medium businesses (“SMBs”) with indirect sales channels through corporate focused dealer organizations and through Telesales operations serving small SMBs. In 2010, with the objective of working closely with more customers and improving effectiveness and efficiency, we restructured our corporate segmentation and expanded the numbers of corporate customers handled by account managers. The main focus of this activity is to provide large and medium enterprises and SMBs with mobile services to meet their communication requirements and support these solutions with retention and acquisition programs and tariffs. We work closely with solution partners and application providers to integrate mobility into companies’ operations through tailor-made total solutions packages.

Advertising

We have worked continuously to bring the innovations in the mobile communications world to Turkey. Since our inception, we have helped the lives of our subscribers with time saving solutions and by providing products and services that ease and enrich their lives.

We are currently undergoing a comprehensive transformation that has been brought about by our new customer approach. Our goal is to become the strongest brand in Turkey. As Turkey’s leading mobile operator, we help our customers make the most of their lives. In 2010, we tailored our communications strategy to the concept of “Get more out of life with Turkcell”. The “Get more out of life with Turkcell” concept is reinforced by our value offers: more superior technologies, more advantages, outstanding and extensive service quality, and being a leader in social responsibility. With our renewed vision, we lend our power to our customers by enabling them to be more connected to life with simple communications solutions ready at their fingertips.

In 2011, we will evaluate our current brand architecture, naming strategy and brand expression in order to create a more powerful Turkcell brand. All sub-brands will be renewed to support one Turkcell brand. Our aim is to increase the brand equity of all of our products. Turkcell group companies’ branding principles will also be reviewed in order to a build clearer link with Turkcell and to create more powerful, unified Turkcell brand.

Turkcell brand communications will be coordinated in a more harmonic and synergetic way to strengthen our power in communications and to deliver more consistent messages through all media. In order to ensure that each of our messages effectively reach its targeted customer segment, we advertise extensively through traditional and alternative media such as television, outdoor events, cinema, radio, digital and social media and print. We aim to communicate “360°” with our customers. In 2011, our goal is to have the highest level of brand awareness among our competitors, as we did in 2010.

Customer Services

The key part of our strategy is to provide basic and premium services by thinking and acting in a customer-focused manner. Our goal is to sustain a continuous relationship with the customer through customer satisfaction. We aim to achieve operational excellence throughout all customer touchpoints by continuously improving and correcting processes. We design our processes and service structure based on customer experiences.

We mainly work with two companies, Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Global Bilgi”) and Hobim Bilgi Islem Hizmetleri A.S (“Hobim”). Global Bilgi offers 24 hours-a-day, 7 days-a-week contact center services at several sites. Turkcell’s customer service strategies for contact centers are implemented by Global Bilgi and we make sure that customer services and customer satisfaction programs, which are also provided by Global Bilgi, are executed in line with Turkcell’s strategies. Hobim handles the printing of invoices and archives subscription documents for us.

In order to provide segmented customer service, we design and make improvements for all of the customer processes throughout all channels for different customer segments as well as monitor the quality of service provided.

In addition to the operational targets, we aim to achieve excellent customer satisfaction. We evaluate the performance of our service providers with the help of “mystery shoppers” and satisfaction surveys and make our service providers aware of any deficiencies and offer suggestions as to how to improve their service to our customers.

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

In line with our business strategy, we have signed a five-year wholesale traffic purchase agreement to provide voice and data services in Germany targeting the local Turkish population and other mobile users with close ties to Turkey. The wholesale traffic purchased from a 2G/3G network was implemented in Germany, through an MVNO business model with Turkcell quality and know-how, in March 2011 under the Turkcell Europe brand.

Our international endeavors will continue in 2011. We will continue to work on building a fundamentally sound business in Ukraine and Belarus, and we will also continue to selectively seek and evaluate new international investment opportunities. These investment opportunities could include the purchase of licenses and/or acquisitions in markets outside Turkey where we currently do not operate, both in our main and adjacent communication and technology business areas.

Ukraine—Life:)

We acquired our interest in our subsidiary Astelit on April 2, 2004 by purchasing the entire share capital of Astelit’s parent, CJSC Digital Cellular Communications (“DCC”), from its shareholders. Astelit, 99% owned by DCC, held a nationwide GSM1800 license. On April 4, 2006, Astelit announced a merger of DCC and Astelit, which was completed on August 1, 2006. Our interest in Astelit is held through our wholly-owned subsidiary, Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Uluslararasi”), which holds 55.0% of Euroasia Telecommunications Holdings B.V. (“Euroasia”), which is the 100% owner of Astelit.

Astelit began its operations in the Ukrainian market in February 2005 with its new brand “life:)”. As of December 31, 2010, Astelit had 9.1 million subscribers, a 25.4% annual decrease from 12.2 million subscribers as of December 31, 2009. The majority of subscribers are prepaid subscribers as of December 31, 2010. During the third quarter of 2010, the definition of active subscriber was modified to churn out any subscriber whose only activity was the receipt of bulk SMSs or call forwarding.

The life:) brand has become one of the best in the country and reached 99% recognition in the market due to its strong differentiation from existing mobile brands and focus on innovation, transparency and youthful spirit. The company has been known in the market as one of the most dynamic and innovative ever since life:) as the first to introduce a number of new technologies and products that had previously been unavailable to Ukrainian subscribers. Among them are RBT, EDGE and Mobile internet. The company is highly targeted to keep its innovation leadership in marketing and sales. As a result, Astelit expands and improves its sales network to bring its products and services to the most remote parts of the country. By the end of 2010, Astelit had 26,949 non-exclusive sales points throughout Ukraine, 269 life:) exclusive sales points and customer service centers operating in 185 cities in the country. As of December 2010, Astelit provided roaming opportunities in 172 countries via 468 roaming partners.

As of December 31, 2010, Astelit operated in 100% of the cities of Ukraine with a population of more than 10,000 inhabitants and more than 29,165 settlements, and all principal inter-city highways and roads, which corresponds to coverage of approximately 96.6% of the whole population of Ukraine or 88.9% geographical coverage with more than 8,975 base stations. Cumulative capital expenditure for the development of Astelit’s coverage amounted to $1,291.8 million as of December 31, 2010. In 2011, Astelit will continue investing to increase capacity of its network.

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

With this term sheet Astelit proposed the restructuring of the senior syndicated facility and provided notice that if some or all of the finance parties did not consent to the proposed amendments, Turkcell would purchase the loans and commitments held by such non-consenting finance parties. As the majority of the financing parties did not consent or respond to the amendments proposed in the new facility agreement, Turkcell’s management decided to take over the entire loan amount. Turkcell and Astelit restructured the syndicated facility through Financell B.V. (“Financell”, a financing company which is 100% subsidiary of Turkcell) and finalized the amended loan agreement in the second quarter 2007. On June 25, 2007, Astelit together with Financell and Turkcell finalized the restructuring of $390 million syndicated long term financing.

In connection with this restructuring, we guaranteed the principal amount, any accrued and unpaid interest on the principal amount of the loan and interest, payment of costs, expenses and any other sums payable in connection with the loan lent by Financell to Astelit. In addition to the senior syndicated facility, a long-term junior facility agreement up to $150 million (including interest accruals amounting to $24 million) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank TAS Malta Branch in December 2005. According to the conditions of the facility agreement, interest costs will be added to the principal amount until total the principal amount reaches $150 million. This facility was fully utilized as of December 31, 2010. This junior facility is fully guaranteed by Turkcell.

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

On July 16, 2009, a new facility agreement with Financell was signed. The purpose of this agreement is the application of all of borrowed amounts for payments of goods and services delivered/rendered by Ericsson AB Sweden and its Ukrainian subsidiary.

As of December 31, 2010, Astelit’s loan principal was $56.6 million.

Astelit’s debts are denominated in foreign currencies which expose Astelit to foreign exchange and convertibility risks.

Since the acquisition of Astelit in the second quarter of 2004, the results of our operations in Ukraine have been consolidated in our consolidated financial statements.

Belarusian Telecom

On July 29, 2008, Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) signed a share purchase agreement to acquire an 80% stake in Belarusian Telecom, which is specialized in providing services using GSM and UMTS technologies, for consideration of $500 million. On August 26, 2008, control of Belarusian Telecom was acquired from Belarus’ State Committee on Property and $300 million of the total consideration was paid. An additional $100 million was paid in December 2009 and another $100 million was paid in December 2010. An additional payment of $100 million will be made to the seller when Belarusian Telecom records full-year positive net income for the first time.

In 2009, Belarusian Telecom signed supply agreements with supplier firms ZTE and Huawei for products and services related to infrastructure investments in Belarus. In connection with these transactions, Turkcell gave guarantees of up to $35 million to ZTE and $29 million to Huawei in 2009. The $29 million guarantee given to Huawei expired in March 2011. As a result of an agreed early payment to ZTE in 2010, $19.1 million of the $35 million guarantee remains to be paid. In 2010, Turkcell gave an additional guarantee of $17 million to ZTE.

At December 31, 2010, Belarusian Telecom had 1.5 million subscribers, the majority of whom were prepaid, and operated through 99 exclusive and 2,227 non-exclusive sales points. During the third quarter of 2010, the definition of active subscriber was modified to churn out those who had not refilled their account in more than six months.

At December 31, 2010, Belarusian Telecom operated 2G services in all, and 3G services in 68%, of the cities with a population of more than 10,000 and with more than 12,650 settlements, and 2G-services provided in 91.7% of all principal inter-city highways and roads of Republic of Belarus (total length of all Belarus highways and roads is 15,086 km), which corresponds to coverage of approximately 96.3% of the entire population of Belarus, or 76.2% of the geographical coverage.

Kibris Telekom

Kibris Mobile Telekomunikasyon Limited Sirketi, or Kuzey Kibris Turkcell (“Kibris Telekom”), a 100% owned subsidiary of Turkcell, was established in 1999. As of December 31, 2010, Kibris Telekom had 0.4 million subscribers.

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

In the third quarter of 2010, Kibris Telekom completed and began operating the radio transmission (airlink) project providing direct international voice and data connection to the mainland. The project is the only direct connection in the Turkish Republic of Northern Cyprus, aside from the Telecommunication Authority.

Financell

Financell is incorporated under the laws of the Netherlands and has its registered address in the Netherlands. It is established as an intermediate financing company that is wholly owned by Turkcell. Financell will borrow funds from third party lenders with or without a Turkcell guarantee to fund other Turkcell’s subsidiaries.

Other Domestic Operations

We continuously monitor new business opportunities which we believe have positive return potential and/or are critical for sustaining our competitive advantage in our core business.

Global Bilgi

On October 1, 1999, we established Global Bilgi in order to provide telemarketing, telesales, directory assistance and call center services, particularly for us. In 2005, Global Bilgi completed its transition from call center to contact center as Global Bilgi started to manage customer contacts at every channel except face-to-face interaction. In November 2006, the face-to-face interaction channel was also transferred to Global Bilgi. As of December 31, 2010, Global Bilgi employed 4,565 employees, of which approximately 70% provide us with customer care and retention services, around 21% serve customers of other clients while the remainder work as administrative personnel. We own 100% of Global Bilgi.

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

This new contract gives Inteltek rights to operate fixed odds betting and pool games on sports games, in accordance with conditions stated in the agreement. Under this contract, Inteltek guaranteed TRY 1,500 million (equivalent to $990 million as of April 7, 2011) turnover for the first year of the contract and has given similar guarantees for future years. The guaranteed turnover for the following years will be computed using producer price indices. Inteltek shall pay the guaranteed turnover difference (after deducting commission income) to Spor Toto if actual turnover is below guaranteed turnover. In 2009 and 2010, actual turnover of the contract had exceeded that amount. Moreover, Inteltek as the contractor, has to purchase 6,000 terminals and 1,000 mobile terminals within 6 months of the commencement of operations under new contract and is responsible for the installation of the terminals upon Spor Toto’s demand. The contractual obligations regarding the purchase of terminals and mobile terminals have been fulfilled by Inteltek. Inteltek signed mobile betting dealer agreement with Spor Toto on January 12, 2010 which gives the Company the right to operate 1,000 mobile terminals. Reconciliation with Spor Toto for the payout will be realized at the end of the contract.

In the context of evaluating investment opportunities in neighboring countries, 55% owned subsidiary, Inteltek received authorization from Azerbaycan Azeridmanservis Limited Company to organize, operate, manage, and develop the fixed and paramutual sports betting business in Azerbaijan. In this context, Azerinteltek was incorporated on January 19, 2010 in Azerbaijan with 51% stake of Inteltek. Azerinteltek signed license agreement for the authorization of organization and operation of betting games in September 2010. Under the license agreement, Azerinteltek will operate on an exclusive basis for a period of 10 years.

On December 29, 2010, Azerbaijan’s Ministry of Justice published Decree No.55 to regulate taxes to be levied from betting games. Following this development, AzerInteltek began officially conducting sports betting games on January 18, 2011.

Superonline

On May 21, 2008, Turktell, our 100% owned subsidiary, signed an agreement with Cukurova Group to acquire a 100% stake in Superonline, which provides internet and telecommunications services, in exchange for our 55% share in Bilyoner Interaktif Hizmetler AS (“Bilyoner”). Consequently, our subsidiary Tellcom, which was established in 2004 to provide non GSM telecommunications services, and Superonline merged on May 1, 2009. We own 100% of this company, which is called Superonline.

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

In 2010, Superonline continued to invest in its transmission network by expanding the intercity and in-city fiber-optic backbone along with establishing new fiber-based access points at selected residential and industrial areas for end users and commercial account holders. As of December 31, 2010, Superonline’s installed backbone was approximately 22,400 km and its services reached 73 cities in Turkey.

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

In 2010, Superonline, together with Etisalat (UAE), Mobily (Saudi Arabia), Jordan Telecom, Mada-Zain Consortium (Jordan), and Syria Telecommunications Establishment (Syria) signed an agreement that will initiate the Regional Cable Network (“RCN”) Project. Starting from Fujairah (United Arab Emirates) and passing through Riyadh (Saudi Arabia), Amman (Jordan), Tartous (Syria) and reaching Istanbul (Turkey), the RCN Project’s fiber optic cable line is expected to cover the entire Gulf region in the Middle East for the first time and be operating as of the second half of 2011. Totaling 7,750 km with its round trip routes, the RCN Project is expected to become the region’s longest terrestrial fiber infrastructure between Fujairah, one of the busiest nodes for submarine fiber cables, and the West. The RCN project offers the region an alternative internet infrastructure with a high-capacity and far more economical structure (compared to the submarine systems), which is diversified into two separate routes. This infrastructure, which will cross five countries and intersect in five cities has the ability to provide capacity of 12.8 Terabits per second. The RCN project is designed to reach Europe through more than 15 access points readily available on the Bulgarian border and to initially activate 2.4 Terabit per second capacity along the two different routes which the fiber optic cables will follow.

In addition, Superonline founded, with six other leading service providers, the Turkish Network Alliance Platform (“TNAP”) to improve the quality and reduce the access time by carrying Internet traffic of Internet service providers through a fiber backbone that is a safe and back-up route of access established by the service providers. TNAP is expected to increase the speed, safety and quality of Internet traffic and improve the load of domestic Internet traffic in addition to supporting a better infrastucture for Internet service providers.

Superonline aims to expand its own network and further utilize the group synergy created with Turkcell. The Company will continue to take advantage of business opportunities within the broadband industry in 2011.

Global Tower

Global Tower is a wholly owned subsidiary founded in 2006. Global Tower’s core business is to supply installation, leasing and maintenance services of tower, rooftop and indoor infrastructures for mobile operators, TV & radio broadcasters and operators of civilian/military wireless communication/monitoring systems. Global Tower’s site sharing business model eliminates the initial investment cost for its customers and also contributes to the reduction of adverse environmental impacts and the efficient use of resources in the countries in which it operates.

Having begun operations in 2007, Global Tower serves its customers with a portfolio of more than 5,000 existing tower sites. Global Tower, Turkey’s first and only tower infrastructure service provider company, began operations in Ukraine in 2009 under the name LLC UkrTower (“UkrTower”).

Turkcell Teknoloji

Turkcell Teknoloji commenced operations in the TUBITAK Marmara Research Center Technological Free Zone in Gebze in 2007. Turkcell Teknoloji offers a wide variety of products and services within the categories of network platform, service platform, SIM and terminal solutions, as well as next generation technologies (mobile internet, mobile marketing, multimedia applications, business intelligence solutions and business support systems). Turkcell Teknoloji focuses on changing, transforming and facilitating human life with customer-oriented and innovative solutions in numerous fields. Many products that make a difference are developed in the company, where employees’ creative ideas are gathered.

Turkcell Teknoloji cooperates with business partners covering a network of national and international R&D companies, universities and research centers. New ideas are mutually nurtured and transformed into assets. Turkcell Teknoloji plays an active role in international R&D programs and works with the world’s leading R&D technology companies and universities.

Equity Accounted Investments

Fintur

We hold a 41.45% stake in Fintur, which holds interests in international mobile communications operations. Below is a description of the businesses currently held by Fintur.

Azercell

Fintur indirectly owns 51.3% of Azercell Telekom B.M. (“Azercell”), which offers GSM services on both a prepaid and a postpaid basis in Azerbaijan. As of December 31, 2010, Azercell had approximately 4.0 million subscribers, of which approximately 169,000 were postpaid and approximately 3.8 million were prepaid.

The agreement for the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell was signed in February 2008 and Azertel A.S., the parent company of Azercell, acquired the Republic of Azerbaijan’s entire stake. Azertel’s ownership in Azercell increased to 100%; however, Fintur’s effective ownership in Azercell remains at 51.3%.

Geocell

At December 31, 2010, Fintur indirectly owned 100% of Geocell Ltd., (“Geocell”), which operates a GSM network and offers mobile telephony services in Georgia. As of December 31, 2010, Geocell had approximately 2.0 million subscribers, of which approximately 30,000 were postpaid, approximately 0.3 million were paid-in-advance subscribers that had postpaid services but paid in advance and approximately 1.7 million were prepaid.

Kcell

Fintur owns 51% of GSM Kazakhstan, (“Kcell”), along with Kazakhtelekom, the Kazakhstan monopoly fixed-line operator, which owns 49%. Kcell offers mobile telephony services in Kazakhstan and had approximately 8.9 million subscribers as of December 31, 2010, of which approximately 74,000 were postpaid, approximately 1.3 million were paid-in-advance subscribers and approximately 7.6 million were prepaid.

Moldcell

At December 31, 2010, Fintur directly and indirectly owned 100% of Moldcell S.A., (“Moldcell”), which offers GSM services in Moldova. As of December 31, 2010, Moldcell had 0.9 million subscribers, of which approximately 76,000 were postpaid, approximately 0.3 million were paid-in-advance subscribers and approximately 0.6 million were prepaid.

Equity Accounted Joint Venture

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

Potential Investments

Our efforts to selectively seek and evaluate new investment opportunities continue. These opportunities may include the purchase of licenses and acquisitions of interests in other operators in markets outside Turkey in which we currently do not operate, focusing on communications, technology and adjacent and new business opportunities. Our international expansion strategy focuses on key emerging markets, mainly in Eastern Europe, the Middle East, Africa and the Balkans.

In line with our international expansion strategy, we submitted, via one of our wholly owned subsidiaries, a bid for the Fixed and Mobile Convergent License Tender held by the Libyan General Telecommunications Authority on July 15, 2009. The license was not awarded to any of the bidding companies, as none of the proposals was deemed satisfactory by the Libyan General Telecommunications Authority. Nevertheless, Libya remains one of the countries that we continuously monitor for opportunities.

We submitted a bid on April 15, 2009 for the first tender of the “games of chance business”, which was cancelled on May 7, 2009 due to the bidders not raising the bids for the amount set by the Privatization Administration Tender Commission. If the Turkish National Lottery General holds a tender for the privatization of the “games of chance business” in 2011, which presents an attractive opportunity for us and our subsidiaries, we will pursue it.

Our international endeavors will continue in 2011. We will continue to selectively seek and evaluate new international investment opportunities. In the context of our evaluation of potential investment opportunities within the regions we target for international expansion strategy, Turkcell has, from time to time, considered opportunities in countries in the Middle East and North Africa, and may consider such opportunities in the future. We may participate in additional public tenders for new licenses or the privatization of public telecom companies as well as in private sale transactions in emerging markets to pursue investment opportunities in line with our growth strategy.

Furthermore, following the launch of Turkcell Europe in Germany, we will evaluate expanding into other Western European countries where there is a sizeable Turkish community by becoming a wholesale partner with one of the existing mobile network operators.

Regulation of the Turkish Telecommunications Industry

Overview

All telecommunications activity in Turkey is regulated by the ICTA. Electronic Communications Law no. 5809 (the “Electronic Communications Law”), which came into force on November 10, 2008 and replaced Law no. 406 and 2813, is the principal law governing telecommunications activity in Turkey. The Electronic Communications Law was published to correspond to the rapidly evolving Turkish telecommunications industry, and new regulations are in the process of being published. No assurance can be given that these new regulations will be clear and satisfactory to us. The duties of the ICTA, which may be exercised in a manner that is adverse to our operations and our financial results, include those described below.

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

•	maintain transparency in the board decision process related to the operators and consumers, including explanation of the legal reasoning used;

•	process the reconciliation procedure between the operators and, unless otherwise agreed by the parties, take necessary measures in the event of a failure of the parties to reach an agreement;

•	allocate frequency and satellite position, as well as plan numbering and its allocation;

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

•	impose an administrative fine on operators of a maximum of 3% of the previous calendar year’s net sales in the event of infringement of the Electronic Communications Law.

According to Article 8 of the Electronic Communications Law, electronic communications services is rendered and/or established (as in the case of an electronic communications network or infrastructure) and operated following the authorization made by the ICTA. Authorization is granted either through notification made in accordance with the principles and procedures determined by the ICTA, in cases where scarce resource allocation is not necessary, or given of usage right, in cases where resource scarce allocation is necessary (allocation of frequency, satellite position, etc.). Under the Electronic Communications Law, usage rights may be granted for up to 25 years; however, there is no clause relating to the term of notification. According to the Electronic Communications Law, principles and procedures relating to the notification and granting of usage rights shall be determined by the regulation issued by the ICTA.

On the other hand, in cases where the quantity of rights of use is limited, Section 9-6(a) of the Electronic Communication Law allows the Ministry of Transportation and Communication to determine the criteria, such as (i) the authorization policy regarding electronic communications services which cover the assignment of satellite position and frequency band on a national scale and which need be operated by a limited number of operators, (ii) the starting date of the service, (iii) the duration of the authorization and the number of operators to serve. While the criteria are determined by the Ministry of Transportation and Communication, the authorization is still granted by the Authority.

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

The Electronic Communications Law also specifies general rules and principles relating to tariffs. Pursuant to the Electronic Communications Law, operators may freely determine the tariffs they apply in compliance with the relevant legislation and the ICTA arrangements. In the event of determination of the significant market power of the operator, the ICTA may determine the method of the approval, tracking and auditing of the tariffs. They may also determine the lower and upper limit of the tariffs and principles and procedures of the application of the same.

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

The ICTA abolished “The Regulation On Quality of Service” (issued in 2005), and published a new “Regulation On Quality of Service in the Electronic Communication Sector” on September 12, 2010, to be effective as of December 31, 2011 which sets out the procedures and principles to control the conformity of the services of operators. According to the regulation, new and important obligations with respect to call centers will be applicable to all operators that provide service to end users. Furthermore, mobile telephone operators are required to meet new service quality requirements and submit a report based on these requirements every three months to the ICTA.

According to this regulation, the ICTA may intervene in the structure of our tariffs or may impose certain criteria relating to the revision of our tariffs. If it is determined that an operator has significant market power in the related market, the ICTA requires the operator to comply with its tariff regulations and may regulate the tariffs of the operator concerned by requiring that such tariffs be approved in advance or by applying lower and upper limits. Pursuant to its decision dated December 8, 2009, the ICTA determined Turkcell, individually, to be an operator holding a significant market power in the “Access to Mobile Networks and Call Originating Markets” and, together with Avea and Vodafone, to be an operator holding significant market power in the “Mobile Call Termination Market”. As a result of the significant market power designation in the “Access to GSM Mobile Networks and Call Originating Markets”, our company may be required to provide access and call origination services to other operators such as MVNOs and Directory Services Operators on a cost-based basis, while operators not designated as operators “holding significant market power” can set their prices more freely. For example, due to our status as an operator holding significant market power, we are required to provide access and call origination services to a certain MVNO operator. Being designated as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets” is likely to have the effect of reducing the rates we can charge other operators, such as MVNOs, which would have a material adverse effect on our business and results of operations. Furthermore, in addition to the negative pricing conditions, the uncertainty concerning the MVNO market has, and may in the future, negatively impact our business.

The ICTA published the Regulation on Processing Personal Information and Protecting Confidentiality in the Telecommunications Industry on February 6, 2004. This Regulation establishes general principles to secure personal information and protect confidentiality. The Regulation established the following principles: an operator’s technical or administrative precautions to secure its services and its network must be approved by the ICTA; operators must warn their consumers about risks and give them information to prevent such risks; except pursuant to a legal obligation or court decision, an operator may not listen to, observe, record, preserve or disconnect voice telecommunications without the permission of those communicating; and operators may not observe, record or preserve data traffic concerning telecommunications except for their services. The ICTA is preparing to abolish the Regulation on Personal Information Processing and Protection of Privacy in the Telecommunications Sector, and preparing to publish a new Regulation on Data Privacy in Electronic Communications Sector. As a result, the ICTA requested our Company’s opinions on the draft regulation. The purpose of this regulation is to define the procedures and principles that govern the operators and legal entities/individuals which provide/receive services in the electronic communication sector in an effort to process, store and protect the personal information of subscribers. In contrast to the current regulation, the draft regulation would require the consumer’s approval prior to a direct marketing SMS being sent. Therefore, if this regulation is approved, our methods of contacting customers about new tariff offers and services will be impeded unless we already have the subscriber’s permission. In addition, all of our subscribers’ traffic data, including those related to missed calls and data processing logs, would be required to be maintained by us for one year, which would result in additional expenses for the Company.

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

Regulation on Authorization regarding the Electronic Communication Sector

In 2009, the ICTA published the “Regulation on Authorization regarding the Electronic Communication Sector”, which determines the principles and procedures for the authorization of the companies that seek to provide electronic communication services and/or to install or operate electronic communications networks or infrastructure.

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

Fixed line telephone services

The ICTA issued Fixed Telephony Service (“FTS”) licenses pursuant to the Regulation on Authorization regarding the Electronic Communication Sector, which enables existing long distance telephony services (“LDTS”) operators, such as our subsidiary Superonline Iletisim Hizmetleri A.S. (“Superonline”), to provide call origination and termination. LDTS and, consequently, FTS providers have not yet had a significant effect on our operations. In the long term they could have the effect of driving down prices and shifting traffic patterns for in-city as well as long distance calls in Turkey, potentially having an adverse effect on our mobile telecommunications business.

As of March 11, 2011, there were 122 operators with authorization for Fixed Telecommunication Services: 70 for Infrastructure Operating Services; 121 for Internet Service Provision Authorization; 29 for Mobile Virtual Network Services Operators and 9 for Directory Service Operators.

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

MNP allows subscribers to keep their existing telephone number when changing their telephone operator, their physical location or current service plan. These regulations, published in 2007, became operational in the fourth quarter of 2008. Since we believe the MNP regulations conflict with our rights under our license agreement, without due compensation, we initiated a lawsuit in 2007 for the annulment of the MNP regulations. While we do not object to the substance of mobile number portability, we do, however, believe that our rights under our license agreement should remain protected or, if they are violated, we should be justly compensated. The Court rejected the case and we appealed the decision. The appeal process is still pending. See “Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings”. In 2009, the ICTA issued a new regulation on MNP, abolishing the 2007 regulation. For new subscriptions, subscribers cannot port out to another operator in the first three months.

Turkish Competition Law and the Competition Authority

In 1997, the Competition Law (No. 4054) established a Competition Board. The Competition Board consists of 7 members who are appointed for a term of six years. It is an autonomous authority with administrative and financial independence established to ensure effective competition in markets for goods and services.

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

GSM Licensing in Turkey

A GSM license is subject to the ICTA’s right to suspend or terminate operations of the license on the grounds of security, public benefit, national defense or to comply with the law. However, suspension or takeover of facilities under these circumstances is subject to the payment of compensation to the operator. The ICTA can also inspect such licensee and nullify its license if the licensee has materially failed to comply with the terms of its license. The ICTA may also terminate licenses in cases of gross negligence or non-payment of the authorization fee.

The terms of license agreements are governed by the Authorization Regulation, and it provides that the ICTA approve the transfer of licenses to third parties, ensure continuation of services in the event of cancellation of a license and approve the investment plans submitted by licensees.

The licensee is responsible for installing telecommunications equipment in conformance with international signalization systems and numbering plans. Furthermore, the licensee is obligated to make those investments which are necessary to offer the licensed service. These obligations include the design of the service, the making of financial investments and the installation and operation of the facility required for the service. Licensees are allowed to determine the prices for services, subject to the regulations of the ICTA. Upon the expiry of a license, including termination, the facilities and immovables of the licensee, in operating condition, will be transferred by the licensee in accordance with the license agreement.

Our License Agreement

General

Since April 1998, we have operated under a 25-year GSM license for which we paid an upfront license fee of $500 million. In 2002, we signed a renewed license agreement for our GSM license which provides that a monthly payment of 15% over our gross revenue paid to the Turkish Treasury shall be subject to the legal interest rate. If such payments are not duly paid twice in any given year, a penalty in an amount equal to triple the last monthly payment shall be payable to the Turkish Treasury. In addition, we must pay annual contributions in an amount equal to 0.35% of our gross revenue to ICTA’s expenses. Finally, an article concerning the protection of users’ (“subscribers’”) rights and an article concerning arbitration for the settlement of disputes are included in the renewed license agreement. After the tender relating to the allocation of additional GSM 900 frequency bands, made by the ICTA on in June 2008, the license agreement was amended to include the additional frequency band and was signed by Turkcell and the ICTA in February 2009, which made small additional changes in the articles of the license agreement entitled performance bond and allocated frequency bands.

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

We paid a license fee of $500 million to the Turkish Treasury upon effectiveness of our license. As security for the performance of our obligations, we were required to deliver cash or a bank guarantee equal to 1% of our license fee as a performance bond. In addition to this performance bond, upon the execution of the license agreement dated February 25, 2009, we were also required to deliver cash or a bank guarantee in the amount of TRY 1,264,500 (approximately $ 834,268 as of April 7, 2011) which corresponds to 6% of the tender (relating to the allocation of GSM 900 additional frequency band) price, as a performance bond. On an ongoing basis, we must pay 15% of our gross revenue, defined as of March 2006 to exclude interest charges for late collections from subscribers and indirect taxes such as 18% VAT as well as other expenses and the accrued amounts that are recorded for reporting purposes to the Turkish Treasury.

On June 25, 2005, the Turkish Government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No. 5369. As a result, starting from June 30, 2005, we pay 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

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

Tariffs

The license agreement regulates our ability to determine our tariff for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the ICTA sets the initial maximum tariffs in Turkish Lira and U.S. Dollars. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs. For the adjustment of the maximum tariffs established in Turkish Lira, the formula is: the Turkish Consumer Price Index announced by the Ministry of Industry and Trade for Turkey minus 3% of the Turkish Consumer Price Index announced by the Ministry of Industry and Trade. For the maximum tariffs established in US Dollars, the same method is applied to the USA Consumer Price All Item Index Numbers.

Although the Concession Agreement includes a provision regarding only the increase of the maximum tariffs, the ICTA has decreased the maximum tariff since 2007, which has negatively affected our tariff structure (the last decision being on September 1, 2010). The Company initiated lawsuits for the annulment of such decisions. The lawsuits are pending.

Pursuant to a board resolution dated September 22, 2010, the ICTA decided that Turkcell had to reimburse its subscribers in regards to a change in one of its tariff options (namely, BizBize Her Yöne Kamu 1500) and fined Turkcell an amount equal to 0.33% of Turkcell’s 2009 net sales. We initiated a lawsuit to suspend the execution of the decision, which the Regional Ankara Administrative Court did. We also requested the annulment of the ICTA’s decision. This process is still pending.

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

As a result of certain applications made to it, on September 25, 2007 the ICTA decided to implement a new requirement that our on-net tariffs be no less than the lowest interconnection rate applicable to other GSM operators. However, in the relevant legislation, which was applicable at that time, no authority was given to the ICTA to set minimum barriers for the tariffs granted. For this reason, we believed that such intervention was contrary to the applicable legislation. The ICTA also decided to set a maximum price of TRY 0.66 (including VAT) (equivalent to $0.44 as of April 7, 2011) for GSM to GSM calls under general subscription packages. However, we believed that this intervention by the ICTA, which decreased the previous maximum tariffs, conflicted with the relevant provisions of the license agreement. The ICTA was empowered only to apply the formula set forth in the license agreement, as explained above. By setting minimum tariffs for our Company only, we believed that the Authority created unfair competition and violated provisions of the Law, which stipulated that prices for telecommunications services be cost-based. On the grounds explained above, we filed a lawsuit before the 13th Chamber of Counsel of State in relation to the annulment and suspension of the execution of the aforementioned decision. On May 26, 2008, the 13th Chamber of Counsel of State suspended the ICTA’s decision regarding the interconnection rate applicable for setting our minimum on-net tariffs. The ICTA objected to the decision but, the request was rejected. The ICTA requested the cancellation of the aforementioned suspension decision (with its petition submitted to the file); however, its request was rejected. On April 13, 2010, the 13th Chamber of the Counsel of State cancelled the ICTA’s decision regarding the interconnection rate applicable for setting our minimum on-net tariffs. The ICTA appealed the decision. The appeal process is still pending.

The ICTA, with its board resolution dated September 25, 2008, set the maximum price of TRY 0.66 (including VAT and SCT) (equivalent to $0.44 as of April 7, 2011) for off-net calls under general subscription packages. Thereafter, with the ICTA board resolution dated March 25, 2009, ICTA has set a lower limit to on-net retail tariffs of Turkcell only, for the term of June 2009 – December 2010, and decreases the level of price cap for all GSM operators.

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

Subsequently, ICTA, with its decision dated December 21 2010, decided that this Resolution should be applied permanently, and the reporting should be monthly instead of quarterly.

The board resolution also reduces the current price cap from 0.80 TRY/min (equivalent to $0.53 as of April 7, 2011) (including VAT and SCT), which pertains to general subscription packages (GSM-GSM), to 0.64 TRY/min (equivalent to $0.42 as of April 7, 2011). The Resolution has also set such price as an upper limit for special subscription packages. To comply with the board resolution, Turkcell adjusted on-net and off-net prices of some tariff packages.

Our Company filed a lawsuit before the Council of State in relation to the annulment and suspension of the execution of this decision of ICTA. The Council of State rejected our request of suspension of execution and our Company objected to this decision of the Council of State.

The ICTA, with its board resolution dated September 16, 2009, set the maximum price of TRY 0.65 (equivalent to $0.43 as of April 7, 2011) (including VAT and SCT) for GSM to GSM calls under general subscription packages.

The ICTA with its board resolution dated February 10, 2010 further reduced down the current price cap to TRY 0.40 (equivalent to $0.26 as of April 7, 2011) (including VAT, SCT) for GSM to PSTN as well as GSM to GSM. The same resolution has set the current price cap of Turk Telekom to TRY 0.37 (equivalent to $0.24 as of April 7, 2011) (including VAT, SCT) for PSTN to GSM.

However, as per Article 13 of the Electronic Communications Law, in the event of determination of the significant market power of the operator, the ICTA may determine the lower and upper limit of the tariffs and principles and procedures of the application of the same. Based on such Article, the ICTA may take a similar decision which will have an effect on our future tariffs.

We believe that, pursuant to our license agreement, we can determine our tariffs freely, provided that they remain within the framework of the applicable maximum price limit. However, ICTA may intervene with our retail tariffs. With respect to our retail tariffs, in the fourth quarter of 2007, the ICTA intervened in the fixing of our retail prices. Although we challenged that action on the basis that it exceeded the ICTA’s authority under then-applicable law, such action nonetheless had an adverse effect on our operational flexibility and our results of operations. With the ICTA board resolution dated March 25, 2009, ICTA set a lower limit for solely Turkcell’s on-net retail tariffs, and decreased the price cap level for all mobile operators. The lower limit applies to each of Turkcell’s retail tariff packages by mandating that the weighted average of the on-net price of a tariff package not be less than Turkcell’s weighted average call termination rate. The board resolution also reduced the current price cap from 0.80 TRY/min (equivalent to $0.53 as of April 7, 2011) (including VAT and SCT), pertaining to general subscription packages, to 0.64 TRY/min (equivalent to $0.42 as of April 7, 2011). The resolution also set such price as an upper limit for special subscription packages. The ICTA, with its board resolution dated September 16, 2009, set the maximum price of TRY 0.65 (equivalent to $0.43 as April 7, 2011) (including VAT and SCT) for GSM to GSM calls under general subscription packages. The ICTA, with its board resolution dated February 10, 2010, further reduced the current price cap to TRY 0.40 (equivalent to $0.26 as of April 7, 2011) (including VAT and SCT) for GSM to PSTN as well as GSM to GSM. The same resolution set the current price cap of Turk Telekom to TRY 0.37 (equivalent to $0.24 as of April 7, 2011) (including VAT and SCT) for PSTN to GSM. Finally, with its board resolution dated March 24, 2011, the ICTA set the current price cap as TRY 0.415 (including VAT and SCT) for GSM to PSTN and GSM to GSM (equivalent to$0.27 as of April 7, 2011). With the same board resolution, the ICTA made a distinction between national and international SMS rates. The National SMS rate was set as TRY 0.415 (equivalent to $0.27 as of April 7, 2011), and the international SMS rate was set as TRY 0.830 (equivalent to $0.55 as of April 7, 2011).

The ICTA has also had and may intervene with the charging period, impacting the prices we charge for our tariffs. For example, effective September 1, 2010, the ICTA requires all operators to apply a maximum price cap of 0.40 TRY during the first minute of all calls. The usage behaviour and our financial results will be adversely affected if the ICTA intervenes on charging periods.

In addition, the ICTA may determine the standard periods for subscriber life-cycles and request changes how we maintain the outstanding balances. Currently, if prepaid subscribers load at least 10 TRY, we must keep them in an “active” state (i.e., having a balance in the account and the ability to send and receive calls/SMS) for at least six months from the loading period. Furthermore, the subscription period for subscribers in a “passive” state (i.e., having no balance in the account and with the ability to receive calls/SMS) cannot be less than three months before the termination of the contract. The ICTA has decided that, in the case of annulment of a prepaid subscriber’s account, any remaining balance should be reimbursed to the subscriber within 15 days of his/her request, which must be made within three months of the annulment. Any remaining balance must be kept by the operator for a period of 1 year, with the condition that, should the former subscriber so choose, he be allowed to reactivate his account. Furthermore, the ICTA decided that as of April 1, 2010 the “unit based tariff system” should be turned into “TRY based tariff system” for pre-paid subscriptions.

The ICTA, with its board resolution dated July 25, 2009, set an upper limit of 20 seconds to the charging periods for tariffs that are submitted/to be submitted by operators and Turk Telekom. While this decision, as of June 2010, was postponed, our financial results will be adversely affected if the ICTA decides to lift the suspension.

Moreover, the ICTA intervened to create a standard definition of active and passive subscription periods used by operators and announced a new definition of active subscription with a board resolution dated January 27, 2010. According to this resolution, if prepaid subscribers load or are transferred 20 units/TRY 5, the subscription should be renewed at least 3 months prior to the end of the contract. If they load 40 units/TRY 10, the active subscription period, which enables subscribers to send and receive calls/SMS etc, should be renewed at least 3 months prior to the end of the contract; and if they load or are transferred 40 units/TRY 10, the subscription should be renewed at least 6 months beforehand. In addition, the ICTA, in the aforementioned resolution, decided that the passive subscription period, in which it is only possible to send SMS and receive calls, should be determined, at least 3 months prior to the end of the contract. The effective date of this resolution has been postponed to October 1, 2010 from April 1, 2010 to avoid confusion with the conversion from “unit based tariff system” to “TRY based tariff system” and to prevent the potential dissatisfaction of consumers. Afterwards, the ICTA with its Board Resolution dated September 29, 2010 revised and changed its previous Resolution. According to the new Resolution if prepaid subscribers load or are transferred TRY 10, the active subscription period, in which to make and receive calls, send and receive SMS is possible, should be restarted at least 6 months beginning from the loading or transfer date and the passive subscription period, in which it is only possible to receive calls and SMSs, should be determined at least 3 months prior to the end of the contract. The ICTA with this Resolution decided that, in case of annulment of the remaining balance units should be reimbursed to the subscriber within 15 days upon his request within 3 months after the annulment. Moreover, in case the subscriber contract is annuled without request of a payment of the remaining balance, the operator should preserve the remaining balance units for 1 year with the condition that the annuled subscriber becomes a subscriber again.

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

•	upon our failure to perform our obligations under the license agreement if such failure is not cured within 90 days after notice;

•	if we operate outside the allocated frequency ranges and fail to terminate such operations within 90 days after notice; or

•	if we fail to pay our treasury fee.

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

Authorization of 3G Licenses

In 2008, the ICTA conducted a tender process to grant four separate licenses to provide IMT 2000/UMTS services and infrastructure. We were granted the A type license, which provides the widest frequency band, at a consideration of EUR 358 million (excluding VAT). We signed the license agreement relating to 3G authorization on April 30, 2009. The license agreement has a term of 20 years.

The 3G license agreement has provisions that are generally similar to those contained in our license agreement relating to 2G. However, with respect to dispute resolution, while our 2G license provides for arbitration for the settlement of disputes, under the 3G license agreement, disputes arising between the parties shall ultimately be settled by the Council of State of the Republic of Turkey.

With the 3G License Agreement, as opposed to the 2G License Agreement, the Company assumed an obligation related to its electronic communications network investments, such as the obligation to provide at least 40% of its electronic communications investments from suppliers that have a Research and Development Center in Turkey and the obligation to provide at least 10% of its electronic communications investments from suppliers that are Small and Medium Size Enterprises (“SME”) established in Turkey.

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

The Regulation is driven largely by a goal to improve the competitive environment and ensure that users benefit from electronic communications services and infrastructure at a reasonable cost. Under the Electronic Communications Law, the ICTA may compel a telecommunications operator to accept another operator’s request for access to and use of its network. All telecommunications operators in Turkey may be required to provide access to other operators. The operators who are compelled to provide access to other operators may be obliged to provide service and information on the same terms and qualifications provided to their shareholders, subsidiaries, and affiliates by ICTA.

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

In accordance with Article 7 of the aforementioned Electronic Communications Law, the ICTA may determine the operators that have significant market powers in the relevant market as a result of market analyses. After determination of the operators who have significant market power, the ICTA may impose additional liabilities for such operators in order to protect the competitive environment. On December 15, 2005, the ICTA designated Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell individually as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets”. According to the new regulation published in the Official Gazette dated September 1, 2009 and numbered 27336, unless otherwise agreed, any decision taken by the ICTA in the years 2005 and 2006 relating to market analysis were valid and effective until the end of calendar year 2009. Pursuant to its decision dated December 8, 2009, the ICTA determined Turkcell individually as an operator holding a significant market power in the “Access to Mobile Networks and Call Originating Markets”. Finally, on December 8, 2009, the ICTA designated Turkcell, Vodafone and Avea as operators holding significant market power in the “Mobile Call Termination Market”.

On December 15, 2005, the ICTA designated Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell, individually, as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets”.

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

Pursuant to its decision dated December 8, 2009, the ICTA designated Turkcell individually as an operator holding a significant market power in the “Access to Mobile Networks and Call Originating Markets” and as operator holding significant market power in the “Mobile Call Termination Market”, along with Avea and Vodafone. As a result of the significant market power designation in the “GSM Mobile Call Termination Services Market”, our company, as well as Avea and Vodafone, is required to provide interconnection services on a cost-based basis. Consequently, according to the Electronic Telecommunications Law, the ICTA may oblige such operators to provide access and to submit their reference offers for access and interconnection to the ICTA for prior review, and may require amendments to the operators’ reference access and interconnection offers. Operators are obliged to make the amendments requested by the ICTA in a prescribed manner and period. In addition, the operators shall be obliged to publish their reference offers for access and interconnection, which have been approved by the ICTA, and to provide access under conditions specified in their reference offers and interconnection, which have been approved by the ICTA. On February 10, 2010 the ICTA published “Interconnection Tariffs” for Turk Telekom and GSM operators, which became effective on April 1, 2010. The Interconnection Tariffs have been approved as the tariffs to be determined in the reference access offers. According to the Interconnection Tariffs, the revised rate for Turkcell is 0.0313 (equivalent to $0.0207 as of April 7, 2011).

Regulation on Co-Location and Facility Sharing.

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

The ICTA published a Communiqué concerning “Co-Location and Facility Sharing” on December 2, 2010 (which abolished the regulation published on December 31, 2003). According to the new Communiqué, if an operator i) does not provide co-location or asks unreasonable demands for co-location, and ii) if the ICTA decides that situation is inhibiting the competition or if this situation is against the end-users, then the ICTA should determine such operator as co-location incumbent. According the Communiqué, the tariffs for Co-Layout will be determined on a cost basis. If the ICTA ascertains that the tariffs for Co-Location are not determined on a cost-basis, the ICTA could set the tariffs.

Furthermore, pursuant to the new Communiqué all the operators i) who locate their facilities over or under a land which belongs to the public or a third party, or ii) who could use such lands or iii) who could derive benefit from the process of expropriation, are incumbents for facility sharing. The Communiqué also states the items which must be considered for determining the Facility Sharing prices.

Subsequently, the provisions that regulate ICTA approval of the examination fee determined by the Co-Location and Facility Sharing incumbent has been removed, enabling the Co-Location and Facility Sharing process for negotiation. In addition, the Facility Sharing incumbent’s right to allocate a facility for its own network and investment plans has been reduced to 25% of the facility.

All access and interconnection contracts must be submitted to the ICTA within fifteen days of execution. The ICTA may request modifications to the contracts should they contain any provisions contrary to the legislation. The access and interconnection contracts will be publicly available, excluding trade secrets. All operators holding significant market power will also be required to prepare reference interconnection proposals and submit them to ICTA. Except where otherwise specified by ICTA, reference interconnection proposals will be renewed every year. The Company submitted its final reference access proposal regarding 2011 to the ICTA in the first quarter of 2011.

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

According to the provision of the Electronic Telecommunications Law, the ICTA may impose obligation on operators, who are obliged by the ICTA to provide access, to submit their reference offers for access, and may request to make necessary amendments in their reference access offers. Operators shall be obliged to make the amendments requested by the ICTA in prescribed manner and period. On the other hand, the operators shall be obliged to publish their reference offers for access, which have been approved by the ICTA, and to provide access under conditions specified in their reference offers, which have been approved by the ICTA. On February 10, 2010 the ICTA published “Interconnection Tariffs” for Turk Telekom and GSM operators, which became effective on April 1, 2010. The Interconnection Tariffs have been approved as the tariffs to be determined in the reference access offers. According to the Interconnection Tariffs the revised rate for Turkcell will be TRY 0.0313 (approximately $0.0207 as of April 7, 2011).

Regulation on Consumer Rights in the Electronic Communication Sector

The ICTA published a “Regulation on Consumer Rights in the Electronic Communication Sector” on July 28, 2010 (which abolished the regulation published on December 22, 2004). This Regulation introduces some radical changes to the electronic communication sector. With this Regulation, the ICTA determined new procedures/changes regarding:

•	the process and timing of churn steps;

•	the obligation of the operators to keep subscribers informed of services, including, but not limited to:

•	services with special contents;

•	informing customers about amendments of the campaigns and tariffs;

•	consumer complaints solution mechanism;

•	billing processes;

•	the right to determine upper invoice limits;

•	Internet security;

•	conditions we set for customers to suspend or limit services;

•	visually-impaired subscribers;

•	the definition of personal data; and

•	spam messages and emails.

Pursuant to this authority, the ICTA may regulate, for example, the maximum and minimum limits on billing, spam messaging and definition of personal data as it relates to directory services. In addition, the ICTA may restrict certain mobile internet and services that are provided by third parties. The ICTA’s regulation of these activities could have an adverse effect on our mobile telecommunications business and we may be fined if we do not comply. Furthermore, our compliance with the ICTA’s regulations may increase the costs of our doing business and could negatively impact our financial results.

Ukraine License Agreement

Astelit owns two GSM activity licenses, one for GSM—900 and one for DCS—1800. As at December 31, 2010, Astelit owned 24 GSM—900, DCS—1800, D-AMPS and microwave Radiorelay frequency licenses, which are regional and national. In addition to the GSM licenses, Astelit owns licenses for fixed local phone connections and wireless access using the D-AMPS standard. According to the licenses, Astelit should adhere to state sanitary regulations to ensure that the equipment used is not hazardous to the population and does not emit harmful electro-magnetic emissions. Licenses require Astelit to inform authorities of the start/end of operations within three months and changes in the incorporation address within 30 days. Also, Astelit must present all the required documents for inspection by the Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary due to the expiration of the licenses, upon mutual consent, or in the case of a violation of the terms regarding the use of radio frequencies. If such a violation is determined, the Ukrainian Telecommunications Authority will notify Astelit of the violations and will set the deadline for recovery. If the deadline is not met, the licenses may be terminated.

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

Negotiations were held with Vodafone and Avea to provide electronic communication services within the scope of the IMT-2000/UMTS authorization; however, parties could not agree on the terms. The ICTA decision n°371 dated July 15, 2009 determined the fees to be applied for voice (as TRY 0.0655 (equivalent to $0.0432 as of April 7, 2011)) and video call (as TRY 0.0775 (equivalent to $0.0511 as of April 7, 2011)) termination within the scope of IMT-2000/UMTS services. Our company initiated a lawsuit before the Council of State to annul and suspend the entry into force of the said decision of ICTA. The Court overruled the suspension of execution request and the Company objected to this decision, but our objection was rejected. The lawsuit is still pending.

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

The Turk Telekom interconnection agreement provides that Turk Telekom will pay the 1% Turkish communications tax, which is payable on the basis of communications fees collected by Turk Telekom from customers in connection with telephone, facsimile, telex and data excluding subscription fees. Turk Telekom is required to pay this tax to the relevant municipality pursuant to the Municipality Revenues Act. We would be liable in respect of any increase in the applicable rate of the communication tax. If a party fails to make payment when due, it shall pay default interest, to be calculated based on the commercial advance interest rate of the CBRT for the period between when the payment is due and when the payment shall be made, and it shall also pay a penalty for such delay at a rate of 10%.

A number of the provisions of the Turk Telekom interconnection agreement address matters concerning billing and payment of bills for services rendered under the Turk Telekom interconnection agreement. Each party is required to record call information and to provide that information to the other party. Each party is responsible for invoicing the other party on a monthly basis.

Call Tariffs

In accordance with the September 26, 2008 decision of the ICTA, effective from April 1, 2008, Turk Telekom paid Turkcell TRY 0.091 (approximately $0.060 as of April 7, 2011) per minute and Turkcell paid to Turk Telekom a net amount of TRY 0.0171 (approximately equivalent to $0.0113 as of April 7, 2011) per minute for local traffic and a net amount of TRY 0.027 (approximately equivalent to $0.018 as of April 7, 2011) per minute for metropolitan and long-distance traffic routed from Turkcell to Turk Telekom, retroactively.

In 2009, the ICTA issued revised Interconnection Tariffs, after which Turk Telekom paid Turkcell TRY 0.0655 (approximately $0.0432 as of April 7, 2011) per minute and Turkcell paid Turk Telekom a net amount of TRY 0.0171 (approximately $0.0113 as of April 7, 2011) per minute for local traffic and a net amount of TRY 0.027 (approximately $0.018 as of April 7, 2011) per minute for metropolitan and long-distance traffic routed from Turkcell to Turk Telekom. Pursuant to this decision, the ICTA announced local interconnection rates for Turk Telekom for the first time. Accordingly, Turkcell paid Turk Telekom TRY 0.0139 (approximately $0.0092 as of April 7, 2011) for local interconnection per minute.

On February 10, 2010, the ICTA issued new Interconnection Tariffs. According to this decision, as of April 1, 2010, Turk Telekom pays Turkcell TRY 0.0313 (approximately $0.0207 as of April 7, 2011) per minute and Turkcell pays Turk Telekom a net amount of TRY 0.0139 (approximately $0.0092 as of April 7, 2011) per minute for local traffic and a net amount of TRY 0.0171 (approximately $0.0113 as of April 7, 2011) per minute for metropolitan and a net amount of TRY 0.0224 (approximately $0.0148 as of April 7, 2011) for long-distance traffic routed from Turkcell to Turk Telekom.

On April 10, 2009, Turk Telekom consulted the ICTA in determining the SMS termination fee and the ICTA with its decision dated September 9, 2009 set the SMS termination fee at TRY 0.017 (approximately $0.011 as of April 7, 2011) for SMS Services from Turk Telekom’s network per SMS, and TRY 0.017 (approximately $0.011 as of April 7, 2011) for SMS services from our net network to Turk Telekom’s network. Currently, for the SMS Services between Turk Telekom and Turkcell, the SMS termination fees that are set by the ICTA with its decision dated September 9, 2009 are being applied.

In accordance with the interconnection agreement between Turkcell and Turk Telekom, for international calls originating from Turkcell network and carried by Turk Telekom, Turkcell pays Turk Telekom 70% of the net amount of Turk Telekom’s retail international call charges. Pursuant to this agreement, Turk Telekom was obliged to pay us 45% of the international settlement charge (terminal rate) that is transferred by the international carrier operator to Turk Telekom for incoming international calls that are terminated on our network. For the termination service price of calls from international destinations to Turkcell network carried by Turk Telekom, Turkcell applied to the ICTA for reconciliation. As a result of that process, the ICTA decided Turk Telekom to pay Turkcell TRY 0.136 (approximately equivalent to $0.090 as of April 7, 2011) for termination of international calls. This call termination rate for international calls has been reduced in subsequent years by the ICTA in parallel with the reduction of national call termination rates. As of April 1 2010, Turk Telekom pays Turkcell TRY 0.0313 (approximately $0.0207 as of April 7, 2011) per minute. We and Turk Telekom have an ongoing dispute over this agreement. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

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

Call Tariffs

With respect to call tariffs in 2008, the parties applied to ICTA. On August 26, 2008, the ICTA concluded the reconciliation process and determined that the termination rates between Turkcell and Vodafone were valid and binding as from April 1, 2008, by applying its provisional termination tariffs. In accordance with this decision, Turkcell paid Vodafone TRY 0.095 per minute (approximately $0.063 as of April 7, 2011) and Vodafone paid Turkcell TRY 0.091 per minute (approximately $0.060 as of April 7, 2011) for call traffic.

On March 25, 2009, the ICTA issued “Interconnection Tariffs” for Turk Telekom and GSM operators”. From May 1, 2009 through April 1, 2010, Turkcell paid Vodafone 0.0675 TRY per minute (approximately $0.0445 as of April 7, 2011) and Vodafone paid Turkcell 0.0655 TRY per minute (approximately $0.0432 as of April 7, 2011 for call traffic.

On February 10, 2010, the ICTA issued “Interconnection Tariffs” for Turk Telekom and GSM operators”. Beginning April 1, 2010, Turkcell pays Vodafone TRY 0.0323 per minute (approximately $0.0213 as of April 7, 2011) and Vodafone pays Turkcell TRY 0.0313 per minute (approximately $0.0207 as of April 7, 2011) for call traffic. Turkcell shall pay Vodafone TRY 0.0775 (approximately $0.0511 as of April 7, 2011) per minute for video calls and vice versa. The fees for SMS services were determined by the ICTA on October 27, 2009, upon Vodafone’s request. For the SMS services the ICTA determined that as of July 1, 2009, Vodafone is to pay Turkcell TRY 0.017 (approximately $0.011 as of April 7, 2011) per SMS and Turkcell pays Vodafone the same amount per SMS.

Moreover, with respect to MMS Services, until November 1, 2010, Vodafone and Turkcell paid the other a net amount of TRY 0.094 (approximately $0.062 as of April 7, 2011) per MMS, in accordance with the MMS Termination Protocol signed by both parties in 2008. Due to the amendment of the MMS Termination Protocol, beginning from November 1 2010, Vodafone and Turkcell each pay the other a net amount of TRY 0.055 per MMS.

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

Call Tariffs

On August 26, 2008, the ICTA concluded the reconciliation process to be applied between Turkcell and Avea to be valid and binding as from April 1, 2008, by applying its provisional termination tariffs. In accordance with this decision, Turkcell pays Avea TRY 0.112 per minute (approximately $0.074 as of April 7, 2011) and Avea pays Turkcell TRY 0.091 per minute (approximately $0.060 as of April 7, 2011). On March 25, 2009, the ICTA issued “Interconnection Tariffs” for Turk Telekom and GSM operators. As of May 1, 2009, Turkcell pays Avea 0.0775 TRY per minute (approximately $0.0511 as of April 7, 2011) and Avea pays Turkcell 0.0655 TRY per minute (approximately $0.0432 as of April 7, 2011) for call traffic.

On February 10, 2010, the ICTA issued “Interconnection Tariffs” for Turk Telekom and GSM Operators”. As of April 1, 2010, Turkcell pays Avea TRY 0.0370 per minute (approximately $0.0244 as of April 7, 2011) and Avea pays Turkcell TRY 0.0313 per minute (approximately $0.0207 as of April 7, 2011) for call traffic. In addition, Turkcell and Avea each pay the other TRY 0.0775 ($0.0511 as of April 7, 2011) per minute for video calls.

On January 16, 2009, the ICTA concluded the reconciliation process to be applied between Turkcell and Avea with regards to SMS termination fees. In accordance with this decision, Turkcell pays Avea TRY 0.0187 per SMS (approximately $0.0123 as of April 7, 2011) and Avea pays Turkcell TRY 0.0170 per SMS (approximately $0.0112 as of April 7, 2011).

Avea applied to the ICTA for MMS Services and the ICTA decided to enter into a MMS Termination Protocol that was signed with Avea on June 22, 2009. ICTA also determined the fees for MMS Services. Pursuant to the ICTA’s decision, Avea currently pays TRY 0.0340 (approximately $0.0224 as of April 7, 2011) to Turkcell and Turkcell pays TRY 0.0374 (approximately $0.0247 as of April 7, 2011) per MMS.

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

International Transit Traffic Services Agreements

Turkcell entered into International Traffic Carrying Services Agreements with nine operators. Under these Agreements, we may carry calls to these operators’ switches for onward transmission to their destinations and these operators should provide the termination of these calls on the relevant network. These operators charge us at various prices identified within the scope of the agreement for the calls directed to numerous networks around the globe. The operators may modify their rates upon fifteen days advanced written notice and such rates will become applicable upon our approval.

Interconnection Agreements

Turkcell entered into interconnection agreements with two fixed telecommunication service operators (Superonline and Netgsm Iletisim ve Bilgi Teknolojileri A.S.) The interconnection agreement signed with

Superonline on May 31, 2010 relates to the commercial decisions and choices of Turkcell. The interconnection agreement signed with Netgsm Iletisim ve Bilgi Teknolojileri A.S. on January 6, 2011 relates to the decisions of the ICTA.

MVNO Services

Negotiations to enter into agreements with MVNOs are pending. However, it should be noted that the ICTA with its decision, which was taken upon application of one MVNO, decided that Turkcell has to send a draft MVNO agreement to the MVNO which applied to ICTA. Furthermore, the ICTA with the same decision determined the call origination and termination fees for voice as TRY 0.0313 per minute (approximately $0.0207 as of April 7, 2011), for video call as TRY 0.0775 per minute (approximately $0.0511 as of April 7, 2011) and for SMS as TRY 0.0170 per SMS) to be applied to the MVNO which submitted an application to the ICTA.

Directory Services

Turkcell entered into agreements relating to the provision of directory services with Seven Directory Service Providers, which are licensed to provide directory services by the ICTA. The aforementioned agreements determine the principles and procedures related to the access of the companies to Turkcell data base, the provision of guidance services to the subscribers and clearing procedure of the parties. Such agreements are valid and binding for a term of one year. However, if neither party notifies the other party one month before the expiration of the agreement of its request to terminate, the agreement will automatically be renewed for another one year term.

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

Regulations

The ICTA is preparing to abolish Regulation on Personal Information Processing and preparing to publish a new Regulation on Data Secrecy in Electronic Communications Sector thus requested our Company’s opinions on the draft Regulation. The purpose of this regulation is to define the procedures and principles that the operators and legal entities/ individuals which provide/receive services in the electronic communication sector in an effort to process, store and protect personal information in the electronic communications sector. In contrast to the current regulation, the draft regulation would require the consumer’s approval prior to a direct marketing SMS being sent.

4.C Organizational Structure

The following chart lists each of our key subsidiaries (including our ownership interest in Fintur) and our proportionate direct and indirect ownership interest as of April 7, 2011:

Notes:

(1)	KCell is 51% owned by Fintur and the remaining 49% is owned by Kazakhtelecom JSC, the Kazakh incumbent fixed-line telecom provider.
(2)	Azertel is 51.3% owned by Fintur and the remaining 48.7% of the shares are owned by Cenay Group, a privately held Turkish group of companies. Azercell is 100% owned by Azertel. Fintur’s effective ownership in Azercell is 51.3%.
(3)	Gurtel is 99.99% owned by Fintur and Geocell is 100% owned by Gurtel.
(4)	Moldcell is 99% owned by Fintur and 1% owned by Molfintur SRL, a wholly-owned subsidiary of Fintur.
(5)	Merger of Tellcom and Superonline was completed on May 1, 2009. This company is now called “Superonline”.
(6)	Turkcell Europe started its operations in March 2011 as an MVNO by providing mobile voice and data services in Germany.

For information on the country of incorporation of our key subsidiaries, see “Item 4.B. Business Overview”.

4.D Property, Plant and Equipment

Our principal property, plant and equipment consists of management offices, switching sites, network infrastructure sites, and network and office equipment.

The Group owns buildings in Istanbul Beyoglu (headquarters), Istanbul Maltepe, Istanbul Kartal, Istanbul Davutpasa, Ankara-Cinnah, Ankara-Sogutozu, Adana, Diyarbakir, Samsun, Izmir, Antalya, Trabzon and Bursa. In addition, we rented the following buildings in 2010: Academy, Sisli, Turkcell Head Quarters Plus (TMO+), Van, Kayseri and Maltepe Plus.

In addition to the foregoing properties, we maintain two rented warehouses in Istanbul (Tuzla Omsan and Trio).

Switches

We have switches in Istanbul, Ankara, Izmir, Corlu (Tekirdag), Bursa, Kocaeli, Mugla, Bodrum, Balikesir, Denizli, Aydin, Konya, Sakarya, Kayseri, Eskisehir, Samsun, Trabzon, Erzurum, Van, Diyarbakir, Adana, Antalya, Mersin, Manisa, Corum, Tokat, Hatay and Gaziantep. Additionally, we have Remote BSC (“RBSC”) locations at Artvin, Alanya, Malatya, Elazig, Sanliurfa, Sirnak, Ordu, Rize, Agri, Kutahya, Afyon, Kars and Adiyaman.

In addition, we own switch buildings in different cities of Turkey, such as Mahmutbey (Istanbul), Aydin, Balikesir, Denizli, Mugla, Bodrum, Izmit, Konya, Erzurum. Switch buildings are where the network switching equipment (such as Mobile Switching Center-servers (“MSC-s”), Media Gateways (“MGW”), BSCs and Radio Network Controllers (“RNC”) is located.

Base stations

At the end of December 2010, we owned over 24,000 base stations and leased the land underlying such base stations.

In 2009, the ICTA resolved that operators may transfer the right of use of their towers to third parties. In accordance with this resolution, we transferred the right of use of 2,914 towers to Global Tower, including the towers that are determined as suitable for right of use transfer, to be used by Global Tower for the provision of its services to the wireless broadcast and communications industry in Turkey, 30 of which were removed from the network in 2010. As of December 31, 2010, Global Tower provided services to the industry with 2,694 masts and towers built by Global Tower and 2,884 towers transferred from Turkcell that are located throughout Turkey.

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

Overview of the Turkish Economy

The global economy is in recovery mode. Growth has reverted to pre-crisis levels in nearly all major economies and regions. Emerging markets continue to be the key driving force for global economic growth. In 2010, Turkey exited the recession with relatively strong rate of growth driven by domestic demand due to the low interest rate environment. In 2010, GDP growth was 8.9%, which was the highest level of growth since the 9.4% seen in 2004. However, in 2010 our revenues remained almost flat, improving slightly from TRY 8,936.4 million in 2009 to TRY 9,003.6 million, mainly due to 26.4% growth in Turkcell Turkey’s mobile internet and services revenues and a higher contribution from subsidiaries, despite the adverse effects of regulatory decisions.

2011 is expected to be another year of recovery; however, marked by uneven global growth led by emerging markets with developed countries lagging. Global imbalances may remain high. The current monetary and fiscal responsibilities of the global economies may further hinder the path of recovery. Growth optimism for 2011, driven by emerging markets, may be adversely affected by the possibility of negative economic shocks from Europe, the United States and Japan, rising inflation in Emerging Markets due to rising food and energy prices and tension in the Middle East and Africa regions. The biggest threat to the global economy is rising oil prices due to oil supply shock if the revolutionary upheaval in the MENA (Middle East and North Africa) region spreads. On the other hand, the earthquake and tsunami that ravaged Japan, the third largest economy in the world, will likely have a short term effect on the global economy and it will not derail the global economic recovery.

Since Turkey is an oil importer country, high oil prices might have a widening effect on current account deficit and put pressure on inflation in the medium term. And also the non-energy ties with MENA region can have an adverse effect on growth prospects in Turkey.

The medium-term risks for the Turkish economy relate to the widening current account deficit and inflation. Asymmetric growth drivers (i.e., too much domestic, and very little foreign, demand) have caused a very swift widening in Turkey’s external imbalance. Currently, the bulk of the current account deficit is financed by short-term portfolio inflows. However, if Turkey’s strong growth is to be sustainable over the long term, high quality financing will be required. Turkey’s current account deficit totaled $48.6 billion in 2010 compared to $14.0 billion in 2009. This deficit amounted to 6.5% and 2.3% of Gross Domestic Product (“GDP”) in 2010 and 2009, respectively. In 2010, net foreign direct investment amounted to $7.1 billion, an increase of 3.9% compared to 2009. Net foreign direct investment inflows represented an amount equal to 15% of the current account deficit, compared to approximately 49% in 2009.

CBRT has implemented a new monetary policy framework that combines a lower policy rate with tightening liquidity via non-interest tools. CBRT also believes that the rapid widening of the current account deficit and the fact that it is financed by short-term capital inflows present risks to future financial stability. The most obvious risks associated with this new framework are weakness of the Turkish Lira and potential inflationary pressures as the output gap compresses rapidly.

After much volatility, annual inflation was 6.40% at the end of 2010, below the CBRT’s target level of 6.50%. Attaining the 2010 inflation target is clearly an achievement and improves the CBRT’s track record for inflation targeting. CBRT is expected to keep rates on hold as long as it can in 2011 while inflation remains subdued. Inflationary pressures, however, are brewing. While there may be some moderation due to corrections in food prices and favorable base effects in the short term, a rapidly closing output gap and rising global commodity prices are providing early warning signs. The possibility of pre-election spending is also an important risk clouding the 2011 inflation outlook. The latest CBRT expectation survey indicates that consumer inflation is expected to be 6.5% at the end of 2011, above the CBRT target of 5.5% for 2011.

Turkish politics do not pose a severe risk since Turkey has had a strong single party government for over a decade. However, political divisions between moderate Islamists and secularists, including in the judiciary and military, are a constant source of political tension that has frequently delayed the policy making process. Security risks from Kurdish separatist militants and anti-government organizations remain a concern in Turkey, especially in the south-eastern part of the country. The general elections in mid-2011 are likely to be the main political risk unless a majority government is maintained. Turkey’s recent diplomatic foray into the Middle East, most notably in Iran, has raised concerns about Turkey’s EU membership process. There have been questions as to whether Turkey is moving away from its EU accession goals. Turkey, however, has continued to demonstrate its commitment to the EU membership process by moving ahead with formal accession talks.

It is likely that Turkey’s rating will be raised to investment grade by at least one of the rating agencies in the future due to its low level of indebtedness and favorable growth dynamics, which further improve its debt ratios.

The agencies, however, may prefer to wait until after the June 2011 elections to make their decision regarding Turkey’s rating upgrades.

The TRY’s performance during the first 11 months of 2010 was parallel to other Emerging Market currencies. After the CBRT signaled a rate cut in early December, the TRY weakened and ended the year 2.7% depreciated against the U.S. dollar. In 2011, Emerging Market currencies may experience appreciation pressures compared to the G3 currencies following loose monetary policies in developed countries and stronger macroeconomic data in Emerging Markets. However, the large external financing needs and the CBRT’s risky strategy continue to keep TRY from appreciating.

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

The following are the most significant taxes imposed on our telecommunications services:

Special Communications Tax

The Turkish government imposed a special 25% communications tax on mobile telephone services as part of a series of new taxes levied to finance public works required to respond to the earthquakes that struck Turkey’s Marmara region in 1999. This tax is paid by mobile users and collected by GSM operators. The special communications tax on new subscriptions was TRY 31.78 (equivalent to $20.97 as of April 7, 2011) and TRY 31.10 (equivalent to $20.52 as of April 7, 2011) in 2010 and 2009, respectively. As of January 1, 2011, the special communications tax on new subscriptions levied is TRY 34.0 (equivalent to $22.4 as of April 7, 2011). The tax has had a correlative negative impact on mobile usage.

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

The license fee is paid once on the subscription for wireless equipment. As of January 1, 2010, the license fee is TRY 12.26 (equivalent to $8.09 as of April 7, 2011). For postpaid subscribers, the license fee is divided into the number of months remaining in the year in which it is payable and charged to the subscriber in equal installments. As of January 1, 2011, the license fee is TRY 13.20 (equivalent to $8.71 as of April 7, 2011).

The amount of the annual utilization fee depends on whether a subscriber is postpaid or prepaid. For postpaid subscribers, the annual utilization fee is the same amount as the license fee, TRY 12.26 (equivalent to $8.09 as of April 7, 2011), and is charged to subscribers in 12 equal monthly installments. As of January 1, 2011, the annual utilization fee is TRY 13.20 (equivalent to $8.71 as of April 7, 2011). In addition, GSM operators pay monthly charges to the government. For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers by the annual utilization fee. The calculated bulk annual utilization fee is paid by the GSM operators the following year on the last business day in February.

Special Consumption Tax

The special consumption tax is a tax on prescribed goods, which includes mobile phones. The special consumption tax is charged on mobile phones either when they are imported or when they are sold by Turkish manufacturers. The special consumption tax rate on mobile phones (mobile phones are legally defined as “transmitter/receiver cellular phones”) is currently 20%. Until December 31, 2013, the special consumption tax calculated in accordance with 20% rate shall not fall below TRY 40.00 (equivalent to $26.39 as of April 7, 2011) per cellular phone device (Temporary Article 6 of Special Consumption Tax Code).

For a description of various tax related disputes to which we are party, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

Critical Accounting Policies

See Note 3 (Significant Accounting Policies) to our consolidated financial statements in this Form 20-F.

5.A Operating Results

Our audited consolidated financial statements as of December 31, 2010 and December 31, 2009 and for each of the years in the three-year period ended December 31, 2010 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

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

Under our 2G License, we pay the Undersecretariat of Treasury (the “Turkish Treasury”) a monthly treasury share equal to 15% of our gross revenue. Of such fee, 10% is paid to the Ministry of Transportation and Communications of Turkey (“Turkish Ministry”) as the universal services fund. Based on a law enacted on July 3, 2005 concerning the regulation of privatization, the gross revenue description used for the calculation of the treasury share and universal service fund was changed. According to such regulation, accrued interest charged for late collections, indirect taxes, such as VAT, and other expenses are excluded from the description of gross revenue. In light of such changes, we applied to the ICTA to revise the related articles of the amended agreement and completed certain necessary procedures. Danistay, the highest administrative court, approved the agreement on March 10, 2006. The resulting definition of gross revenue for the treasury share has been effective since March 10, 2006.

We believe that the buildout of our network in Turkey is substantially completed. As of December 31, 2010, our network covered 100% of Turkish cities with a population of 1,000 or more and the majority of Turkey’s tourist areas and principal intercity highways. We currently meet the coverage requirements of our 2G license in all material respects.

In accordance with our 3G license agreement, we are required to cover 100% of the population within the borders of all metropolitan municipalities and borders of all cities and municipalities in three and six years, respectively. Moreover, we are required to cover 100% of the population in all settlement areas with a population higher than 5,000 and 1,000 in eight and ten years, respectively following the date of the agreement. As of December 31, 2010, we had reached a 82% population coverage (based on 3GPP TS 25.101 specifications for outdoor coverage).

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

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2010, that number had grown to 33.5 million.

According to the ICTA’s announcements, there were 61.8 million GSM lines in the Turkish GSM market as of December 31, 2010. In addition, the penetration rate in such market was 85% as of December 31, 2010. Despite the increasingly competitive environment, we sustained our leading market position with a market share of 54% for the year ended December 31, 2010, according to the ICTA’s announcements. We increased our postpaid subscriber base from 27% in 2009 to 30% in 2010 due to our focus on value. On the channel front, we made revisions to our existing subdealer network and the commission structure to increase the availability of the Turkcell brand. As of December 31, 2010, we had 23.3 million prepaid and 10.1 million postpaid subscribers in our Turkish GSM network. Despite the negative macroeconomic indicators in Turkey, we recorded the highest usage levels since 2001. Our average MoU in Turkey increased by 33% to 179.1 minutes in 2010 from 134.3 minutes in 2009, as a result of our successful campaigns and attractive tariffs. Our average revenue per user in Turkey increased to $13.0 in 2010 from $12.0 in 2009. In TRY terms, ARPU increased to TRY 19.5 in 2010 compared to TRY 18.5 in 2009. Despite the intensifying challenges in the macroeconomic, competitive and regulatory environment, we have increased our average revenue per user metric in Turkey mainly due to rising mobile internet revenues and postpaid subscriber base.

Our revenues are generated in large part from interconnection fees and retail tariffs. Regulatory decisions have had and may continue to have the effect of decreasing interconnection rates and imposing price caps on our retail tariffs. For a more detailed discussion of these factors, please see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Our churn rate for operations in Turkey was 33.9% for the year ended December 31, 2010 compared to 32.6% for the year ended December 31, 2009. Our churn rate increased 1.3 percentage points mainly due to declining multiple SIM card usage.

We have an allowance for doubtful receivable in our consolidated financial statements for non-payments and disconnections that amounted to $376.8 million and $268.2 million as of December 31, 2010 and December 31, 2009 respectively, which we believe is adequate. The main reason for the increase in allowance for doubtful receivable is the increase in the number of postpaid subscribers.

International and Other Domestic Operations

In addition to our businesses in Turkey, we have telecommunications operations in Ukraine, the Turkish Republic of Northern Cyprus and Belarus. We also operate in other countries through our associate, Fintur. For a description of, and additional information regarding, our international and other domestic operations, see “Item 4.B. Business Overview”.

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

Operating Costs

Direct Cost of Revenues

Direct cost of revenues includes treasury shares, transmission fees, base station rents, billing costs, cost of simcards sold, depreciation and amortization charges, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign mobile communications operators for calls made by our subscribers while outside Turkey, interconnection fees mainly paid to Turk Telekom, Vodafone and Avea, handset costs offered as part of our loyalty programs and wages, salaries, and personnel expenses for technical personnel.

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

Results of Operations

The following table shows information concerning our consolidated statements of operations for the years indicated:

	For the years ended December 31,
	2010	2009	2008
(in $ millions)
Revenues	5,982.1	5,790.0	6,970.4
Direct Cost of Revenues	(3,349.0)	(3,097.1)	(3,409.0)

Gross Profit	2,633.1	2,692.9	3,561.4
Administrative expenses	(347.3)	(273.1)	(309.3)
Selling and Marketing expenses	(1,085.8)	(1,085.1)	(1,351.7)
Other income / (expense)	(49.5)	(110.3)	(3.9)

Results from operating activities	1,150.5	1,224.4	1,896.5
Finance costs	(102.6)	(187.5)	(136.8)
Finance income	277.1	329.6	442.1

Net finance income / (costs)	174.5	142.1	305.3
Share of profit of equity accounted investees	122.8	78.4	103.0

Profit before income taxes	1,447.8	1,444.9	2,304.8
Income tax expense	(320.8)	(340.1)	(549.8)

Profit for the year	1,127.0	1,104.8	1,755.0
Attributable to:
Equity holders of the Company	1,170.2	1,094.0	1,836.8
Non-controlling interest	(43.2)	10.8	(81.8)
Profit for the year	1,127.0	1,104.8	1,755.0

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	For the years ended December 31,
	2010	2009	2008
(in $ millions)
Statement of Operations Data (% of revenue)
Revenues
Communication fees	94.8	96.0	94.4
Commission fees on betting business	0.5	0.7	2.5
Other revenue	4.7	3.3	3.1
Total revenue	100.0	100.0	100.0
Direct cost of revenues	(56.0)	(53.5)	(48.9)
Gross margin	44.0	46.5	51.1
Administrative expense	(5.8)	(4.7)	(4.4)
Selling and marketing expenses	(18.2)	(18.7)	(19.4)
Other operating income/(expense)	(0.8)	(1.9)	(0.1)
Results from operating activities	19.2	21.1	27.2

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

Other operations mainly include our companies operating in telecommunications and betting businesses and companies that provide internet and broadband services, call center and value added services.

	Turkcell	Euroasia	Belarusian Telecom	Other	Total
	2010	2010	2010	2010	2010
(in $ million)
Total external revenues	5,294.1	334.0	48.9	305.1	5,982.1
Intersegment revenue	14.7	5.3	0.1	386.3	406.4
Reportable segment adjusted EBITDA	1,751.1	64.5	(32.6)	213.6	1,996.6
Finance income	255.4	0.8	0.8	60.1	317.1
Finance cost	(34.6)	(44.0)	(28.5)	(66.1)	(173.2)
Depreciation and amortization	(474.7)	(120.4)	(80.8)	(92.1)	(768.0)
Share of profit of equity accounted investees	—	—	—	122.8	122.8
Other material non-cash items:
Impairment on goodwill	—	—	23.5	—	23.5

	Turkcell	Euroasia	Belarusian Telecom	Other	Total
	2009	2009	2009	2009	2009
(in $ million)
Total external revenues	5,176.1	350.1	17.4	246.4	5,790.0
Intersegment revenue	22.8	1.0	0.1	304.1	328.0
Reportable segment adjusted EBITDA	1,819.3	20.2	(38.3)	144.9	1,946.1
Finance income	304.3	2.1	1.4	75.8	383.6
Finance cost	(162.9)	(54.9)	(12.5)	(33.0)	(263.3)
Depreciation and amortization	(396.3)	(79.9)	(52.7)	(67.9)	(596.8)
Share of profit of equity accounted investees	—	—	—	78.4	78.4
Other material non-cash items: Impairment on goodwill	—	—	61.8	—	61.8

	Turkcell	Euroasia	Belarusian Telecom	Other	Total
	2008	2008	2008	2008	2008
(in $ million)
Total external revenues	6,170.4	436.7	0.4	362.9	6,970.4
Intersegment revenue	41.9	2.0	—	292.3	336.2
Reportable segment adjusted EBITDA	2,383.9	32.3	(5.8)	181.7	2,592.1
Finance income	667.3	6.3	0.1	81.5	755.2
Finance cost	(100.7)	(262.9)	(1.3)	(76.0)	(440.9)
Depreciation and amortization	(528.5)	(101.0)	(8.9)	(42.9)	(681.3)
Share of profit of equity accounted investees	—	—	—	103.0	103.0
Other material non-cash items: Impairment on goodwill	—	—	—	—	—

Turkcell

2010 compared to 2009

Total revenues generated by Turkcell increased 2.1%, to $5,308.8 million in 2010 from $5,198.9 million in 2009, mainly due to the 2.9% appreciation, on average, of the TRY against the USD. However, on a constant dollar basis, which is a non-GAAP measure computed based on the assumption that the TRY/USD exchange rate remained constant for the years ended December 31, 2010 and 2009, total revenues decreased 0.4%. We believe that this decrease was mainly a result of regulatory decisions that had the effect of decreasing interconnection rates and imposing price caps on our retail tariffs, which were partially offset by the growth in mobile internet and service revenues as well as the increasing postpaid subscriber base. Due to such regulatory decisions, we have redesigned our tariffs and offers and revenue per minute has declined to TRY 0.11 in 2010 from TRY0.14 in 2009. For a more detailed discussion of these factors, please See “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Turkcell’s EBITDA deteriorated 3.7%, to $1,751.1 million in 2010 from $1,819.3 million in 2009. On a constant dollar basis, EBITDA deteriorated 4.8%, primarily due to an increase in administrative expenses. Our increase in administrative expenses mainly resulted from an increase in bad debt expenses as a result of an increase in the postpaid subscriber base, together with higher wages and salaries. The increase in the direct cost of revenues had an impact on the deterioration of EBITDA, primarily resulting from an increase in fixed network costs and wages and salaries expenses and partially netted off by a decrease in interconnect costs due to a lowering of interconnect rates, despite the increase in off-net traffic.

Net finance income increased 56.2%, from $141.4 million in 2009 to $220.8 million in 2010. On a constant dollar basis, net finance income also increased 49.8% mainly due to a decrease in interest expense resulting from the absence of provisions related to litigation late payment interest expenses in 2010, partially offset with an increase in loan interest expense due to an increase in outstanding debt balance and a decrease in interest income arising from lower interest rates. Change in translation gain/(loss) due to the 2.7% depreciation of the TRY against the USD in 2010, as opposed to the 0.4% appreciation of the TRY against the USD in 2009, also has a positive impact on improvement of net finance income since Turkcell has a long position.

Depreciation expense increased 19.8% from $396.3 million in 2009 to $474.7 million in 2010. On a constant dollar basis, depreciation expense also increased by 17.2%.

2009 compared to 2008

Total revenues generated in Turkcell decreased 16.3% to $5,198.9 million in 2009, from $6,212.3 million in 2008, mainly due to the 21.4% depreciation, on average, of the TRY against the USD; however, on a constant dollar basis, which is computed based on the assumption that the TRY/USD exchange rate remained constant for the years ended December 31, 2009 and 2008, total revenues increased 1.9%, mainly as a result of our growth in the Turkish mobile business, reflected by a strong increase in usage, higher mobile internet and services (an increasing contribution from mobile internet and services revenue driven by 3G implementation) and higher interconnect revenues.

Turkcell’s EBITDA deteriorated 23.7%, to $1,819.3 million in 2009 from $2,383.9 million in 2008. On a constant dollar basis, EBITDA deteriorated 6.2% mainly as a result of the increase in the direct cost of revenues, which primarily resulted from higher interconnect costs due to the increase in off-net traffic partially netted off by the decrease in interconnection tariffs and a provision recorded due to Turkcell’s ongoing dispute regarding international voice traffic, and network related expenses.

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

Depreciation expense decreased 25.0% to $396.3 million in 2009 from $528.5 million in 2008. On a constant dollar basis, depreciation expense decreased 8.8% due to fully depreciated fixed assets.

Euroasia

2010 compared to 2009

Astelit, in which we hold a 55.0% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”. Since its inception in February 2005, Astelit has worked on establishing network coverage to provide high quality services in Ukraine. As of December 31, 2010, Astelit had established 8,975 base stations to ensure a rapid roll-out of its infrastructure, which currently covers approximately 96.6% of the Ukrainian’s population. “life:)” was the first in the market to introduce EDGE and GPRS services, which provide the highest data transfer speed available in the GSM network. Astelit has also focused on establishing brand awareness and values as well as growing its subscriber base. Through its distribution channel of approximately 26,949 non-exclusive sales points throughout Ukraine, 269 life:) exclusive sales points and high brand recognition in the Ukrainian market, Astelit’s subscriber base decreased 25.4% from 12.2 million at the end of December 31, 2009 to 9.1 million at the end of December 31, 2010, mainly due to the change in subscriber definition and churn in 2010, which was designed to monitor value adding subscribers and their behavior more closely. In 2010, Euroasia’s segment revenue decreased 3.4%, from $351.1 million in 2009 to $339.3 million in 2010, while revenue decreased 1.8% on a constant dollar basis, mainly due to closing of our unprofitable carrier business line and reductions in interconnect rates during the year.

Euroasia’s EBITDA increased 219.3% to reach $64.5 million in 2010 from $20.2 million in 2009. As a percentage of revenues, EBITDA increased 13.3 percentage points to 19.0% in 2010 from 5.8% in 2009, within the context of the turnaround strategy and effective cost control initiatives. The main drivers of the increase in EBITDA were tariff redesigns, resulting in a decrease in interconnection cost, and cost cutting measures, which resulted in lower direct cost of revenues and administrative expenses as a percentage of revenues.

Net finance cost decreased 18.2%, from a $52.8 million loss in 2009 to a $43.2 million loss in 2010, thanks to the absence of the foreign exchange losses incurred in 2009 as a result of the 3.7% depreciation of the Ukranian Hryvnia against the U.S. dollar in 2009, as opposed to 0.3% appreciation of the local currency against US dollar in 2010, since Eurasia has short position partially offset with the increase in interest expense.

2009 compared to 2008

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

Belarusian Telecom

2010 compared to 2009

In 2010, Belarusian Telecom’s subscriber base grew 25.0%, reaching 1.5 million people, compared to 1.2 million in 2009. As a result, Belarusian Telecom’s segment revenue increased 180.0% in 2010, reaching $49.0 million, from $17.5 million in 2009.

Belarusian Telecom’s EBITDA improved 14.9% from a $38.3 million loss in 2009 to a $32.6 million loss in 2010. The improvement in EBITDA resulted from the higher amount of revenue when compared to the increase in the direct cost of revenues, selling and marketing and general administrative expenses. The increase in direct cost of revenues mainly resulted from the increase in interconnection costs, handset costs given as part of loyalty campaigns and fixed network expenses, on a constant dollar basis.

Net finance cost increased 149.5% to $27.7 million loss in 2010 from $11.1 million loss in 2009 mainly as a result of higher interest expenses due to a larger amount of loans and borrowings.

As at December 31, 2010 and 2009, we had impaired goodwill of $23.5 million and $61.8 million, respectively, resulting from the acquisition of Belarusian Telecom and following adverse movements in the discount and growth rates, as well as an adverse performance against previous plans. We fully allocate the impairment loss to goodwill and include it in other expenses.

2009 compared to 2008

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

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

We had 33.5 million GSM subscribers in Turkey, including 23.3 million prepaid subscribers, as of December 31, 2010, compared to 35.4 million GSM subscribers in Turkey, with 26.0 million prepaid subscribers, as of December 31, 2009. During 2010, we lost approximately 1.9 million Turkish GSM subscribers.

In Ukraine, we had 9.1 million and 12.2 million subscribers as of December 31, 2010 and 2009, respectively. During 2010, we lost approximately 3.1 million new Ukrainian GSM subscribers. This was primarily due to the change in subscriber definition and churn in 2010, which was designed to monitor value adding subscribers and their behavior more closely.

Revenues

Total revenues for the year ended December 31, 2010 increased 3.3% to reach $5,982.1 million, from $5,790.0 million in 2009, mainly due to the 2.9% appreciation, on average, of the TRY against the USD. On a constant dollar basis, our revenues increased 0.8% compared to 2009, mainly due to an increase in Turkcell’s mobile internet and services revenues, as well as a higher contribution from our subsidiaries, particularly through Superonline, despite regulatory decisions relating to the decrease in interconnection rates and a price cap. In 2010, our interconnect revenues decreased significantly, mainly due to cuts in interconnect rates, which led to a decline in the percentage of interconnection revenues in our revenues.

Revenues from communication fees for the year ended December 31, 2010 increased 2% to $5,670.2 million, from $5,557.3 million in 2009, mainly due to the 2.9% appreciation, on average, of the TRY against the USD. However, our revenues from communication fees decreased 0.5% on a constant dollar basis due to regulatory decisions leading to lower interconnect tariffs and price cap which were partially offset by the growth in mobile internet and service revenues together with the increasing postpaid subscriber base. Communication fees consist of revenues from postpaid and prepaid subscribers, interconnect revenues and roaming revenues. Although the total number of postpaid subscribers is significantly lower than the total number of prepaid subscribers, the contribution, in absolute terms, of postpaid revenues to total revenue growth is higher than the growth in prepaid revenues in Turkey. This is mainly due to higher average revenue per postpaid subscriber. Postpaid subscribers’ usage is generally higher than prepaid subscribers’. In Turkey, during 2010, we maintained our focus on the postpaid segment, with newly launched campaigns and offers, increased data lines and promotions to switch customers from the prepaid to postpaid segment. We focus on postpaid subscribers because there is, in general, a higher average revenue per postpaid subscriber. In 2010, postpaid average revenue per user was $26.6 whereas prepaid average revenue per user was $7.6. These figures indicate that postpaid average revenue per user is approximately 3.5 times the prepaid average revenue per user. Therefore, the increase in the number of postpaid subscribers has a positive effect on blended average revenue per user.

Commission revenues from our betting business decreased to $31.2 million for the year ended December 31, 2010, from $42.7 million for the year ended December 31, 2009. On a constant dollar basis, commission revenues decreased 29.3%. This decrease was primarily due to the lower commission rate we received as the head agent of the fixed odds betting games through 2010 (1.4% of gross takings compared to our previous arrangement, which ended in March 2009, of 7% of gross takings and a 4.3% commission).

Monthly fixed fees revenue increased 77.4% to reach $75.4 million for the year ended December 31, 2010, compared to $42.5 million for the year ended December 31, 2009, mainly due to an increase in our postpaid subscriber base and an increase in our monthly fixed fee per subscriber. On a constant dollar basis, monthly fixed fees revenue increased 72.0%.

Direct cost of revenues

Direct cost of revenues, including depreciation and amortization, increased 8.1% to $3,349.0 million in 2010 from $3,097.1 million for the year ended December 31, 2009. On a constant dollar basis, direct cost of revenues increased 5.7% compared to 2009, mainly due to an increase in depreciation and amortization expenses arising from certain fixed asset write-offs, the depreciation impact on asset retirement obligation and an increase in network related expenses, which were partially offset by lower interconnect costs as a result of the significant decrease in interconnect rates, despite the increase in off-net airtime.

Treasury shares and universal funds paid to the Turkish Treasury and Turkish Ministry increased 2.1%, from $809.8 million for the year ended December 31, 2009 to $826.7 million in 2010, primarily due to the 2.9% appreciation, on average, of the TRY against the USD; however they decreased 0.5% on a constant dollar basis and remained almost the same as a percentage of revenues.

Depreciation and amortization charges increased 28.2%, from $590.7 million for the year ended December 31, 2009 to $757.4 million in 2010, while on a constant dollar basis depreciation and amortization charges increased 25.4%, mainly due to fixed asset write-offs related to our obsolete equipment owned by Turkcell and other group companies and the depreciation impact on asset retirement obligation. The amortization expense for our GSM license and other telecommunication operating licenses was $70.8 million and $50.4 million for the years ended December 31, 2010 and 2009, respectively.

Interconnection and termination costs decreased 6.4% to $575.2 million in 2010 from $614.7 million for the year ended December 31, 2009. In addition, they decreased 8.0% on a constant dollar basis due to significant decreases in interconnection rates, despite the increase in off-net traffic.

Transmission costs, site costs and maintenance costs decreased approximately 7.3%, from $195.6 million for the year ended December 31, 2009 to $181.4 million in 2010. On a constant dollar basis, these costs decreased 9.5%, resulting from the significant decrease in the average unit rent of leased lines. Furthermore, uncapitalizable radio costs and expenses increased 18.1%, from $279.2 million for the year ended December 31, 2009 to $329.6 million in 2010. In addition, radio costs increased 15.2% on a constant dollar basis due to higher electricity prices and the increase in the number of radio base stations.

Wages, salaries and personnel expenses for technical personnel increased 15.7% to $264.7 million in 2010 from $228.7 million for the year ended December 31, 2009. They increased 12.9% on a constant dollar basis due to the increase in the number of employees and a periodic increase in wages and salaries.

Roaming expenses decreased 16.8% to $60.5 million in 2010, from $72.7 million for the year ended December 31, 2009. On a constant dollar basis they decreased 18.7% due to a decrease in tariffs between international operators and Turkcell, partially netted off by an increase in roaming durations.

Billing costs increased 18.2% to $53.3 million in 2010 from $45.1 million for the year ended December 31, 2009. On a constant dollar basis they increased 15.4%, primarily due to an increase in the number of postpaid subscribers and higher postage fees.

As a percentage of revenues, direct cost of revenues increased 2.5 percentage points to 56% in 2010, from 53.5% in 2009, mainly due to increases in network related expenses (0.4 pp), depreciation and amortization expenses (2.5 pp) and other items (0.6 pp) as a percentage of revenues, partially netted off by a decrease in interconnect costs (1.0 pp).

Gross profit margin decreased 2.5 percentage points to 44.0% in 2010 from 46.5% in 2009.

Administrative expenses

General and administrative expenses increased 27.2%, to $347.3 million in 2010 from $273.1 million in 2009. On a constant dollar basis, these expenses increased 23.9%, mainly due to a higher amount of bad debt expenses arising from the increase in our postpaid subscriber base and higher wages and salaries resulting from periodic increases in such figures and a higher number of personnel. As a percentage of revenues, general and administrative expenses increased to 5.8% for the year ended December 31, 2010, from 4.7% in 2009.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 22.0%, to $100.8 million in 2010 from $82.6 million for the year ended December 31, 2009. On a constant dollar basis, they increased 18.6%, primarily due to periodic increase in wages and salaries and an increase in the number of personnel.

Bad debt expenses increased 67.5% to $126.3 million in 2010 from $75.4 million for the year ended December 31, 2009. On a constant dollar basis, they increased 63.4% mainly due to an increase in the postpaid subscriber base. We provided an allowance of $376.8 million and $268.2 million for doubtful receivables for the years ended December 31, 2010 and 2009, respectively, depending on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions.

Other expenses, including collection and consulting expenses, increased 4.4% to $120.2 million in 2010 from $115.1 million for the year ended December 31, 2009. On a constant dollar basis, they increased 2.0% due to the increase in consultancy expenses.

Selling and marketing expenses

Selling and marketing expenses increased 0.1% to $1,085.8 million in 2010 from $1,085.1 million for the year ended December 31, 2009. However, on a constant dollar basis, they decreased 2.5% primarily due to lower selling expenses and frequency usage fees paid for prepaid subscribers, which were partially offset by higher wages and salaries. As a percentage of revenues, selling and marketing expenses decreased from 18.7% for the year ended December 31, 2009 to 18.2% for the year ended December 31, 2010.

Selling expenses, which consist of distributor support, dealer support, and other selling expenses, decreased 7.0%, to $420.3 million for 2010 from $451.7 million for 2009. On a constant dollar basis, selling expenses decreased 9.3%, mainly due to lower distributor and dealer support expenses in 2010 resulting from fewer subscriber acquisitions.

Total marketing expenses, which consist of advertising, market research, sponsorships expenses and customer relations expenses increased 3.5%, to $264.6 million in 2010 from $255.6 million for the year ended December 31, 2009. On a constant dollar basis, they increased 0.8% mainly due to an increase in the volume of advertisements in 2010 compared to 2009, partially netted off by a decrease in sponsorship expenses.

Prepaid subscribers’ frequency usage fee expenses decreased 7.9%, to $221.1 million in 2010 from $240.1 million for the year ended December 31, 2009. On a constant dollar basis, these expenses decreased 10.3% as a result of the decline in the prepaid subscriber base, which was partially netted off by an increase in the frequency usage fee per subscriber.

Wages, salaries and personnel expenses for selling and marketing employees increased 34.3%, to $135.8 million in 2010 from $101.1 million for the year ended December 31, 2009. On a constant dollar basis, these expenses increased 31.0% due to an increase in the number of employees and a periodic increase in wages and salaries.

Other operating income/(expense)

Other operating expense decreased to $49.5 million in 2010 from $110.3 million in 2009, mainly due to a decrease of $38.3 million in impairment recognized on goodwill arising from the acquisition of Belarusian Telecom (2010: $23.5 million, 2009: $61.8 million).

Other operating expenses in 2010 were comprised of: a $23.5 million impairment change recognized on goodwill which arose from the acquisition of Belarusian Telecom; a penalty imposed as a result of an ICTA investigation relating to tariff plans, VAS service subscriptions and charging applications of the Company, which amounted to $14.0 million, $5.0 million and $2.1 million, respectively; a Special Communication Tax (“SCT”) and VAT calculated on roaming services that had to be collected from subscribers as a result of a $12.9 million tax settlement; and a $5.8 million provision established for SCT on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007, which was based on the previous settlement gains. As of December 31, 2009, the provision set for SCT on the discounts applied to distributors for prepaid scratch card sales in 2003 and 2004 was $14.5 million. This matter, however, was settled at $2.8 million and the difference was reflected as income in “other operating expense”.

Results from operating activities

Results from operating activities decreased to $1,150.5 million in 2010 from $1,224.4 million for the year ended December 31, 2009. As a percentage of revenues, results from operating activities decreased from 21.1% in 2009 to 19.2% in 2010 mainly due to an increase in the direct cost of revenues and administrative expenses as a percentage of revenues.

Net financial income/(costs)

Net financial income increased 22.8% in 2010, to $174.5 million from $142.1 million in 2009, due to a decrease in financial expenses from $187.5 million in 2009 to $102.6 million in 2010 arising from lower litigation late payment interest expenses, which were partially netted off by a decrease in finance income from $329.6 million in 2009 to $277.1 million in 2010. The latter was due to a decrease in interest income resulting from lower interest rates. On a constant dollar basis, net financial income increased 18.0%.

Finance income decreased 15.9%, to $277.1 million in 2010 from $329.6 million for the year ended December 31, 2009. On a constant dollar basis, it decreased 18.3% due to lower interest rates.

Finance cost decreased 45.3%, to $102.6 million in 2010 from $187.5 million for the year ended December 31, 2009. On a constant dollar basis, it decreased 46.6% mainly due to lower litigation late payment interest expenses arising from legal disputes, which were partially netted off by an increase in interest expenses on loans as a result of higher outstanding loan balances as well as higher translation losses, which increased from a $0.6 million loss in 2009 to a $13.8 million loss in 2010. Foreign exchange losses in 2010 and 2009 are mainly attributable to our net foreign exchange position.

Share of profit of equity accounted investees

Our share of profit of equity accounted investees increased 56.6% in 2010, to $122.8 million from $78.4 million for 2009. On a constant dollar basis, net profit of equity accounted investees also increased, by 55.5%, mainly due to a higher net income contribution from Fintur, particularly from its operations in Kazakhstan.

We have eliminated A-Tel’s revenue that is generated from services rendered to us to the extent of our share in A-Tel, with corresponding elimination from selling and marketing expenses in our consolidated financial statements. This consolidation elimination had a negative impact on the share of profit of equity accounted investees line.

Income tax expense

Income tax expense for the year ended December 31, 2010 was $320.8 million compared to $340.1 million in 2009. On a constant dollar basis, income tax expense decreased by 8.6% due to lower profit before tax.

The effective tax rate was 22.2% and 23.5% for the years ended December 31, 2010 and 2009, respectively.

Our domestic tax rate is 20%. Differences between the effective tax rate and our domestic tax rate include, but are not limited to, the effect of allowance for deferred tax assets, tax rates in foreign jurisdictions, tax exempt income and non-deductible expenses.

Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated financial statements of operations under “non-controlling interests”. Non-controlling interests increased to a $43.2 million gain for the year ended December 31, 2010 compared to a $10.8 million loss for 2009.

For the year ended December 31, 2009 Euroasia generated a net loss of $111.8 million and had negative equity. Therefore, non-controlling interest loss was not allocated from Euroasia’s net loss in 2009. Non-controlling interest gain allocated from Eurasia’s net loss amounting to $101.0 million in 2010 is $45.4 million. In addition, non-controlling interest gain recognized from our investment in Azerinteltek amounted to $2.7 million. However, net profit generated by Inteltek for the years ended December 31, 2010 and 2009 resulted in a loss from non-controlling interests of approximately $4.9 million and $10.8 million, respectively.

The application of IAS 27 (2008) has resulted in changes in our accounting policies for changes in ownership interests in subsidiaries. Specifically, the revised standard has brought clarity to our accounting policies regarding changes in ownership interests in its subsidiaries that do not result in loss of control. Under IAS 27 (2008), all such increases or decreases are allocated in equity, with no impact on goodwill or profit or loss. When control of a subsidiary is lost as a result of a transaction, event or other circumstances, the revised standard requires us to derecognize all assets, liabilities and non-controlling interests at their carrying amount and to recognize the fair value of the consideration received. Any retained interest in the former subsidiary is recognized at its fair value at the date control is lost. The resulting difference is recognized as a gain or loss in profit or loss. These changes in accounting policies have been applied prospectively from January 1, 2010 in accordance with the relevant transitional provisions.

Profit for the year attributable to equity holders of the Company

Profit for the year attributable to equity holders of the Company increased from $1,094.0 million in 2009 to $1,170.2 million in 2010. Profit for the period attributable to equity holders of the Company also increased on a constant dollar basis by 3.7%. This was mainly due to an increase in net finance income, share of profit of equity accounted investees and non-controlling interests partially netted off by a decrease in the results of our operating activities.

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

Revenues

Total revenues for the year ended December 31, 2009 decreased 16.9% to $5,790.0 million from $6,970.4 million in 2008 mainly due to the 21.4% depreciation, on average, of TRY against USD. However, our revenues increased 1.0% compared to 2008 on a constant dollar basis mainly with the growth in our Turkish mobile business which is reflected by a strong increase in usage, higher mobile internet and service revenue (an increasing contribution from mobile internet and services revenue driven by 3G implementation) and higher interconnect revenues due to the increase in traffic despite the decrease in interconnect rates partially offset by the decrease in the contribution of our consolidated group subsidiaries, Euroasia in Ukraine and Inteltek in Turkey.

Revenues from communication fees for the year ended December 31, 2009 decreased 15.5% to $5,557.3 million from $6,576.9 million in 2008 mainly due to the 21.4% depreciation, on average, of the TRY against the USD. However, our revenues from communication fees increased 2.9% on a constant dollar basis which resulted from improved usage, higher mobile internet and services revenue and higher interconnect revenues. Communication fees consist of revenues from postpaid and prepaid subscribers, interconnect revenues and roaming revenues. Although the total number of postpaid subscribers is significantly lower than the total number of prepaid subscribers, the contribution of postpaid revenues to total revenue growth in absolute terms is higher than the growth in prepaid revenues in Turkey. This is mainly due to higher average revenue per postpaid subscriber. Usage by postpaid subscribers is generally higher than that of prepaid subscribers. In Turkey, during 2009, we focused on postpaid subscribers through acquisition and retention campaigns and promoted switches from prepaid to postpaid subscriptions. The reason for focusing on postpaid subscribers is the generally higher average revenue per postpaid subscriber. In 2009, postpaid average revenue per user was $26.6 whereas prepaid average revenue per user was $7.5. These figures indicate that postpaid average revenue per user is approximately four times the prepaid average revenue per user. Therefore, the decrease in the number of prepaid subscribers has a positive effect on the blended average revenue per user and the increase in the number of postpaid subscribers has a positive effect on blended average revenue per user.

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

Direct cost of revenues

Direct cost of revenues including depreciation and amortization decreased 9.1% to $3,097.1 million for the year ended December 31, 2009 from $3,409.0 million in 2008, primarily due to the 21.4% depreciation, on average, of the TRY against the USD. However direct cost of revenues increased 10.1% compared to 2008 on a constant dollar basis mainly due to the increase in interconnect costs as a result of increasing off-net traffic partially offset with the decrease in interconnect rates, an increase in radio costs mainly arising from an increase in the number of radio base stations and an increase in depreciation and amortization expenses due to fixed asset write-offs related to our operations in Belarus.

Treasury shares and universal funds paid to the Turkish Treasury and Turkish Ministry decreased 17.0% to $809.8 million for the year ended December 31, 2009, from $975.7 million in 2008, primarily due to the 21.4% depreciation, on average, of the TRY against the USD; however they increased 1.1% on a constant dollar basis with the increase in gross revenues and remained almost the same as a percentage of revenues.

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

Administrative expenses

General and administrative expenses decreased 11.7% to $273.1 million for the year ended December 31, 2009 from $309.3 million in 2008 primarily due to the 21.4% depreciation, on average, of the TRY against the USD, however they increased 7.0% on a constant dollar basis due to an increase in bad debt expenses as a result of an increase in the postpaid subscriber base partially netted off by decrease in wages and salaries as a result of the decrease in the number of personnel. As a percentage of revenues, general and administrative expenses increased to 4.7% for the year ended December 31, 2009, from 4.4% in 2008, mainly as a result of the increase in bad debt expenses.

Wages, salaries and personnel expenses for non-technical and non-marketing employees decreased 26.1% to $82.6 million for the year ended December 31, 2009 from $111.7 million in 2008. It decreased 9.6% on a constant dollar basis primarily due to the decrease in the number of employees partially netted off by a periodic increase in salaries.

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

Net financial income /(costs)

In 2009, we recorded net financial income of $142.1 million compared to net financial income of $305.3 million in 2008, due to a significant decrease in finance income from $442.1 million in 2008 to $329.6 million in 2009 resulting from the 21.4% depreciation, on average, of the TRY against the USD and the decrease in interest rates and the significant increase in finance expenses from $136.8 million in 2008 to $187.5 million in 2009, despite the depreciation of the TRY against the USD arising from higher interest expenses on borrowings and litigation late payment interest expenses partially netted off by the decrease in translation losses.

Finance income decreased 25.4% to $329.6 million for the year ended December 31, 2009 from $442.1 million in 2008. On a constant dollar basis, it decreased 10.1% due to the decrease in interest rates.

Finance cost increased 37.1% to $187.5 million for the year ended December 31, 2009 from $136.8 million in 2008. On a constant dollar basis, it increased 30.8% mainly due to the increase in the discount interest expense related to the deferred payment and put option of Belarusian Telecom and the increase in litigation late payment interest expenses partially netted off by the decrease in translation losses compared to $44.5 million in 2008 to $0.6 million in 2009. Foreign exchange losses in 2009 and 2008 are mainly attributable to the net foreign exchange position.

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

Profit for the period attributable to equity holders of the Company

Profit for the period attributable to equity holders of the Company decreased to $1,094.0 million for the year ended December 31, 2009 compared to $1,836.8 million for the year ended December 31, 2008. Profit for the period attributable to equity holders of the Company also decreased on a constant dollar basis. This was mainly due to the negative impact of the increase in direct cost of revenues 10.1%, the negative effect of the increase in the general and administrative expenses 7.0%, the negative impact of decrease in net finance income/(cost) to 35.8%, which was partially netted off by the increase in revenues 1.0%. In addition, the negative impacts of one-off items such as legal provisions, the Belarus operation’s goodwill impairment and fixed asset write-offs should be considered.

Effects of Inflation

The annual inflation rates in Turkey were 6.4%, 6.5% and 10.1% for the years ended December 31, 2010, 2009 and 2008, respectively, based on the Turkish consumer price index. The global deflation process and strongly negative output gap were the primary contributors that allowed CBRT to achieve its inflation target of 6.5% for 2010. Inflation is expected to remain low in the near term. The favorable base effect created in the first quarter of 2010 is expected to lead some improvements in annual inflation rates for the first quarter of 2011. However, risks are increasing due to the rise in commodity prices, domestic/external demand conditions and an unfavorable base effect. The current inflation target set by the Central Bank is 5.5% with a confidence interval of between 3.5% and 7.5% for 2011. The most recent CBRT’s expectations survey indicates that consumer inflation will rise to around 6.5% by the end of 2011. For additional information, see “Item 3.A. Selected Financial Data-Exchange Rate Data” and “Item 3.D. Risk Factors”.

Foreign Currency Fluctuations

We conduct our business in several currencies other than functional currencies of each of our locations. As a result of our exposure to foreign currency, exchange rate fluctuations have a significant impact, in the form of both translation and transaction risks, on our consolidated financial statements.

Exchange rate movements impact our assets and liabilities denominated in currencies other than TRY, Ukrainian Hryvnia and Belarusian Rubles for our operations in Turkey, Ukraine and Belarus, respectively. We use forward exchange contracts and options to hedge our non-TRY denominated liabilities.

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

New Accounting Standards Issued

See Note 3 of our Consolidated Financial Statements.

5.B Liquidity and Capital Resources

Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile communications network, for operational capital expenditures, for working capital, and to service our debt obligations. A summary of our consolidated cash flows for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
U.S.$ million
Net cash provided by operating activities	1,262.6	1,316.6	1,746.3
Net cash used for investing activities	(704.9)	(1,485.0)	(695.2)
Net cash used for financing activities	(303.7)	(5.4)	(353.6)
Net cash increase/(decrease) in cash and cash equivalents	254.0	(173.9)	697.5
Effects of foreign exchange rate fluctuations on cash and cash equivalents	(48.0)	8.7	(535.3)

Net cash provided by our operating activities for the years ended December 31, 2010 and 2009 amounted to $1,262.6 million and $1,316.6 million, respectively.

Net cash from operating activities decreased in 2010, despite a $22.2 million increase in profit from operational activities compared to 2009. We consider the subtotal after the adjustments for profit for the period in order to analyze the increase in cash from operating activities. Since these line items are adjusted in nature, they are to be excluded from net cash from operating activities, as they either do not have any effect on net cash from operating activities or they have an offsetting effect on the changes in working capital. As a result, the trend in cash from operating activities should be correlated with the trend in results from operating activities and income tax expense. The corresponding subtotal, after adjustments, decreased from $1,913.7 million in 2009 to $1,879.2 million in 2010. The negative impact of the decrease in operational revenues, together with the increase in interest paid, was partially netted off with the decrease in income taxes paid ($322.8 million in 2010 from $395.0 million in 2009) and the increase in dividends received ($99.8 million in 2010 from $83.5 million in 2009) and resulted in a 4.1% decrease in net cash provided by our operating activities.

Net cash used for investing activities for the years ended December 31, 2010 and 2009 amounted to $704.9 million and $1,485.0 million, respectively. The decrease in net cash used for investing activities is mainly due to a decrease in capital expenditures, an increase in net cash contribution from transactions involving available for sale securities, partially offset by the decrease in interest received due to a decrease in interest rates. For the year ended December 31, 2010, we spent approximately $1,078.6 million on capital expenditures compared to $1,769.3 million in 2009. For the $1,078.6 million in capital expenditures, approximately $506.1 million was related to capital expenditures made by Turkcell, mainly for our mobile communications network in Turkey whereas such amount was $1,210.8 million in 2009 and included our 3G license acquired in April 2009. The decrease in capital expenditures primarily arose from the absence of a 3G license acquisition. Total capital expenditures of Euroasia was $66.5 million for the year ended December 31, 2010, compared to $216.0 million for the year ended December 31, 2009.

Net cash used for financing activities for the years ended December 31, 2010 and 2009 amounted to $303.7 million and $5.4 million, respectively. The decrease is mainly attributable to lower proceeds from the issuance of loans and borrowings, partially netted off by the decrease in dividends paid. In 2010, proceeds from the issuance of loans and borrowings was $1,071.8 million, compared to $1,692.9 million in 2009. We repaid $772.9 million of our loans and borrowings in 2010, compared to $944.1 million in 2009, and we made a dividend payment totaling $590.5 million in 2010 compared to $744.4 million in 2009.

Source of liquidity

Our loans from financial institutions consist of local and international bank borrowings with either fixed or variable interest rates. A significant portion of our bank borrowings is utilized to finance our consolidated subsidiaries’ financing needs. All of our loans are denominated in U.S. Dollar, Belarusian Ruble (“BYR”), EUR or Azerbaijan Manat (“AZN”) denominated. The variable interest rates vary from Libor + 1.35% to Libor + 3.75% for the loans denominated in U.S. Dollars, refinancing rate of the National Bank of Belarus+2 for the loans denominated in BYR, variable Euro rate is Libor + 3.465%. The fixed interest rates vary from 2.24% to 5.00% for the loans denominated in U.S. dollars and 18% for the loans denominated in AZN. The loans are payable over the period 2011 to 2024.

The ratio of our loans and borrowings to equity was 29% as of December 31, 2010 compared to 26% as of December 31, 2009. We have been able to maintain our leverage at a satisfactory level and well in line with our targets. For more information, see Note 24 to our Consolidated Financial Statements.

We are continuing our efforts to selectively seek out and evaluate new international investment opportunities. These opportunities could include the purchase of licenses and acquisitions in markets outside of Turkey in which we do not currently operate. In the future, we may reinitiate, as necessary, our efforts to create a financing arrangement, such as a term loan facility.

On December 30, 2005, Euroasia, together with ING Bank N.V. (“ING Bank”) and Standard Bank London Ltd. (“Standard Bank”), finalized a long-term syndicated financing project of $390.0 million, of which $368.7 million had been used.

By the end of 2006, we decided to take over all or a portion of the rights and obligations of Euroasia’s senior creditors, who may decline to participate in the facilities following restructuring. On April 19, 2007, Euroasia sent a letter, accompanied by a term sheet, to ING Bank, the Facility Agent. With this term sheet, Euroasia proposed a restructuring of the senior syndicated facility and provided that in the event that some or all of the creditors did not consent to the proposed amendments, Turkcell would purchase the loans and commitments held by such non-consenting creditors. Since the creditors did not consent to the proposed amendments, Euroasia repaid the lenders under the long-term syndicated financing project on June 27, 2007, through borrowings from Financell, a wholly-owned subsidiary. As of December 31, 2010, the outstanding balance was $263.3 million.

In addition, as part of the project financing package, a long term junior facility of up to $150.0 million (including interest amounting to $24.0 million) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank T.A.S. Malta Branch. The junior facility is fully guaranteed by Turkcell. This facility was fully utilized as at December 31, 2010.

Under the current assumptions and circumstances, we expect to generate adequate levels of cash to maintain a positive cash position in the future and to have positive cash flow related to our communications and technology activities in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow and our strong cash balance as of December 31, 2010. However, we continue to experience difficult pricing and competitive conditions in our markets, which have caused a decrease in our Net cash provided by operating activities, which we expect will continue. We are also facing increased capital needs to finance our technological and geographic expansion, which may increase our Net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and Net cash used by financing activities.

Our commitments through 2011 include dividend payments, quarterly corporate tax payment, and capital expenditures. In 2011, we expect our revenues to grow which will mainly be driven by increasing mobile internet revenues, as well as growing contributions from our subsidiaries.

We expect that our total capital expenditures in 2011 will be in line with 2010, reflecting in part continued outlays for 3G and new technology expenses. This is based on our current projects and activities, and does not include any new projects.

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

In 2010 there were no capital transactions in Eurasia. For a description of and additional information regarding our funding and commitments in relation to Euroasia, see “Liquidity and Capital resources—Liquidity—Sources of Liquidity”.

General Economic Conditions

In 2010, Turkey differentiated itself by turning the prolonged global crisis into an opportunity with its strong fundamentals. In 2010, Turkey registered GDP growth of 8.9% and real economic growth for 2011 is expected to be around 5.0% mainly due to strong domestic demand. However, Turkey’s external borrowing needs and current account deficit result in concerns about its economic outlook.

Dividend Payments

For additional details regarding our dividend policy, see “Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy”.

5.C Research and Development, Patents and Licenses, etc.

As of December 31, 2010, we had applied for the registration of 85 patents and 27 international patent applications. We owned 1 utility model under the applicable Turkish patent legislation. In addition, we had registered 457 trademarks and 136 trademark applications under the applicable Turkish trademark legislation. We had 31 international trademarks and 203 international trade mark applications. Furthermore, we had registered 13 industrial designs under the applicable Turkish legislation on the protection of industrial designs and we had 1 international industrial design application.

The activities of our technology center, which houses all of our R&D operations in a single location, include the following:

•	Partnership software development, customization and/or integration of software products of suppliers through the service and product development processes;

•	Developing network infrastructure strategies in a fast evolving information-communication technologies world; and

•	Designing short and long term technology road maps for our operations.

At February 28, 2011, our R&D Center had a staff of approximately 385 qualified people.

Internally developed software arising from our R&D partnership amounted to approximately $29.1 million, $25.6 million and $13.9 million in 2010, 2009 and 2008, respectively. Internally developed software does not include any costs relating to the research phase.

5.D Trend Information

Changing Subscriber Base

The proportion of postpaid subscribers in our subscriber base was 30%, 27% and 20% in 2010, 2009 and 2008, respectively, due to our value focus.

The majority of our subscriber base, however, consists of prepaid subscribers. Trends indicate that prepaid subscribers have more control over their usage patterns. As of April 1, 2010, the “unit based tariff system” changed into “TRY based tariff system with ICTA’s decision, which may have an impact on our subscribers’ usage behavior.

Regulations affecting our prices

The ICTA has on several occasions intervened to place caps on the tariffs that we charge in the Turkish market. The ICTA’s intervention in our retail voice, SMS and mobile data prices, has, and will continue to, negatively affect our ability to design and launch campaigns and offers and, consequently, has had and will continue to have a negative impact on our business. The ICTA has also intervened to place caps on our interconnection rates.

In the fourth quarter of 2007, the ICTA intervened in the fixing of our retail prices. With the ICTA board resolution dated March 25, 2009, ICTA set a lower limit for solely Turkcell’s on-net retail tariffs, and decreased the price cap level for all mobile operators. The lower limit applies to each of Turkcell’s retail tariff packages by mandating that the weighted average of the on-net price of a tariff package not be less than Turkcell’s weighted average call termination rate. The board resolution also reduced the current price cap from 0.80 TRY/min (equivalent to $0.53 as of April 7, 2011) (including VAT and SCT), pertaining to general subscription packages, to 0.64 TRY/min (equivalent to $0.42 as of April 7, 2011). The resolution also set such price as an upper limit for special subscription packages.

The ICTA, with its board resolution dated September 16, 2009, set a maximum price of TRY 0.65 (equivalent to $0.43 as April 7, 2011) (including VAT and SCT) for GSM to GSM calls under general subscription packages. Finally the ICTA, with its board resolution dated February 10, 2010, further reduced the current price cap to TRY 0.40 (equivalent to $0.26 as of April 7, 2011) (including VAT and SCT) for GSM to PSTN as well as GSM to GSM. The same resolution set the current price cap of Turk Telekom to TRY 0.37 (equivalent to $0.24 as of April 7, 2011) (including VAT and SCT) for PSTN to GSM. As a result, we have adjusted the on-net and off-net prices of certain tariff packages, which has had, and will continue to have, adverse effects on our pricing ability.

The ICTA may take additional action with respect to our tariff prices. We cannot predict the magnitude or scope of any such future action, particularly given the ICTA’s past actions that have imposed pricing limitations on the Turkish market with little or no prior notice. Any such actions may have a material adverse effect on our competitive position, our pricing and our results of operations.

With respect to the interconnection rates that we charge, after a 33% reduction for Turkcell in 2008, the interconnection rates issued by the ICTA on March 25, 2009 for all mobile operators in Turkey provided for a further 29% decrease, on average, among all operators. On February 10, 2010, there was an additional 52% reduction in Turkcell’s interconnection rates. Further cuts will result in our having to redesign our tariffs and will impact our operational results, depending on pricing trends and marketing strategies in the Turkish mobile communications market. Following this decrease, average Mobile Termination Rates (“MTRs”) in the European Union are now up to 5 times above Turkcell’s MTRs.

Given these factors, it is difficult to predict with any degree of certainty the growth and usage patterns of our subscribers and our ability to maintain or increase revenues or profitability. General economic conditions, competitive pressures and the trend in our retail and interconnection pricing have exerted and will continue to exert pressure on the level of our financial results.

Liquidity

Our activities have traditionally generated strong positive cash flow. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow and our strong cash balance as of December 31, 2010. However, we continue to experience difficult pricing and competitive conditions in our markets, which have caused a decrease in our Net cash provided by operating activities, which we expect will continue. We are also facing increased capital needs to finance our technological and geographic expansion, which may increase our Net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and Net cash used by financing activities.

We expect that our total capital expenditures in 2011 will be in line with 2010, reflecting in part continued outlays for 3G and new technology expenses. This is based on our current projects and activities, and does not include any new projects.

5.E Off-Balance Sheet Arrangements

Off-balance sheet arrangements refer to any transaction, agreement, or other contractual arrangement involving an unconsolidated entity (other than contingent liabilities arising from litigation, arbitration or regulatory actions) under which a company has:

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

We routinely enter into operating leases for property in the normal course of business. The future minimum operating lease payments under non-cancellable leases amount to $41.4 million and $ 33.4 million as of December 31, 2010 and 2009, respectively.

Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2010.

	Total amount committed	Amount of contingent liability expiration per period Remaining commitment
		At December 31, 2010	Indefinite*	Less than one year	1-3 years	3-5 years	Over 5 years
U.S.$ Million
Bank Letters of Guarantee	234.9	234.9	63.6	19.1	5.6	—	146.6

*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2010, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to custom authorities, private companies and other public organizations amounting to $234.9 million.

See “Item 5.B. Liquidity and Capital Resources—Sources of Liquidity”.

5.F Tabular Disclosure of Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2010.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(U.S.$ Million)
Loans and borrowings(*)	1,968.5	437.8	1,171.0	331.7	28.0
Finance Lease Obligations	29.3	5.2	3.8	3.7	16.6
Payable in relation to the acquisition of Belarusian Telecom	100.0	—	—	—	100.0
Financial liability in relation to put option	58.5	—	58.5	—	—
Total Contractual Cash Obligations	2,156.3	443.0	1,233.3	335.4	144.6

*	includes undiscounted interest

	Amount of Commitment
Other Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(U.S.$ Million)
Purchase Obligations	594.9	304.6	274.8	15.5	0.0

As at December 31, 2010, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $594.9 million. Out of total purchase commitments, $135.2 million represents commitments with respect to property, plant and equipment and intangible assets.

5.G Safe Harbor

Not applicable.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

Board Members

Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management. Our Articles of Association mandates a Board of Directors containing seven members.

Each member of our Board of Directors is appointed for a term of three years. Our Articles of Association provide for a staggered Board of Directors. At our Annual General Assembly dated April 29, 2010, we removed our prior Board of Directors and appointed the following individuals as members: Colin J. Williams; Karin Eliasson; Mehmet Bulent Ergin; Tero Erkki Kivisaari; Alexey Khudyakov; Oleg Malis; and Gulsun Nazli Karamehmet Williams.

In 2010, our Board of Directors had the following members:

Name	Date appointed to the Board of Directors
Colin J. Williams (Chairman)*	April 29, 2010
Karin Eliasson	April 29, 2010
Mehmet Bulent Ergin	April 29, 2010
Aimo Eloholma**	May 8, 2009
Mehmet Emin Karamehmet**	May 8, 2009
Tero Erkki Kivisaari	April 29, 2010
Alexey Khudyakov	April 29, 2010
Oleg Malis	April 29, 2010
Gulsun Nazli Karamehmet Williams	April 29, 2010

*	Following our April 29, 2010 General Assembly Meeting, the members of our Board of Directors elected Mr. Colin J. Williams as Chairman.
**	Served on our Board of Directors until our Annual General Assembly held on April 29, 2010.

Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. The following table sets forth the name and office of each member of our Corporate Executive Team during fiscal year 2010.

Name	Office
Sureyya Ciliv	Chief Executive Officer
Hulusi Acar	Chief Consumer Sales Officer
Umit Akin[1]	Chief Legal Affairs Officer
Cenk Bayrakdar	Chief Product and Services Management Officer
Tayfun Cataltepe	Chief Corporate Strategy and Regulations Officer
Meltem Kalender Ozturk[2]	Chief Human Resources Officer
Ilker Kuruoz	Chief Information and Communication Technologies Officer
Serkan Okandan	Chief Financial Officer
Koray Ozturkler	Chief Corporate Affairs Officer
Lale Saral Develioglu[3]	Chief Turkcell Group Marketing Services Officer
Selen Kocabas[4]	Chief Corporate Business Officer
Burak Sevilengul[5]	Chief Consumer Business Officer
Ilter Terzioglu	Chief Network Operations Officer
Ekrem Yener	Chief International Expansion Officer
Emre Sayin	Chief Consumer Strategic Projects

1	Mr. Akin was appointed Chief Legal Affairs Officer in February 2010.
2	Ms. Öztürk has been appointed Chief Human Resources Officer in March 2011.
3	Prior to being appointed Chief Turkcell Group Marketing Services Officer in August 2010, Ms. Develioglu was Chief Marketing Officer.
4	Prior to being appointed Chief Corporate Business Officer in March 2011, Ms. Kocabas was Chief Business Support Officer.
5	Mr. Sevilengul was appointed Chief Consumer Business Officer in August 2010.

Biographies

Board Members

Colin J. Williams, age 69, was appointed as the Chairman of the Board of Directors on February 25, 2010 and re-appointed on April 29, 2010. He also serves as a Voting Member and Chairman of the Audit Committee of Turkcell’s Board of Directors. He is Chairman of Clondalkin and Chair of the Audit and Remuneration Committees of Clondalkin, a consumer and industrial packaging company. From January 2001 to December 2004, Mr. Williams served as President of SCA, North America, which is active in the packaging sector, personal care and paper tissue products. He was a long-term board member and Vice Chairman of ICCA, the International Corrugated Packaging Institution, the European Federation of Packaging and the Federation of Paper Producers (CEPI). Mr. Williams is the founding President of Propak Europe and was a board member of the Greater Philadelphia Chamber of Commerce between 2002 and 2004. From 1988 to 2001, Mr. Williams was the President of SCA Packaging, prior to which he served as the Managing Director of Bowater, a corrugated packaging company, for four years. From 1978 to 1984, he was first the Sales Director and then the General Manager of Chicopee in the Netherlands, a non-woven fabrics company of Johnson & Johnson. Mr. Williams holds an MBA degree in finance from New York University, an M.Sc. degree in physical chemistry and an honorary doctorate from Lund University in Sweden.

Karin Eliasson, age 49, was appointed as a member of the Board of Directors on April 29, 2010. Ms. Eliasson has been Senior Vice President and Head of Group Human Resources at TeliaSonera since 2008. Prior to joining TeliaSonera, Ms. Eliasson was Senior Vice President of Human Resources at Svenska Cellulosa Aktiebolaget, SCA. From 2000 until 2003 she served as the CEO of Novare Human Capital AB. Ms. Eliasson is a member of the Board of Directors of Proffice AB and Insurance company PRI Pensionsgaranti mutual. She holds a Bachelor of Science in Human Resources from Mid Sween University.

Mehmet Bulent Ergin, age 63, was first appointed as a member of the Turkcell Board of Directors on April 29, 2005 and was re-appointed on April 29, 2010. After taking responsibility in Hochtief AG’s First Bosphorus project and Tekfen A.S.’s Iraq-Turkey pipeline project, Mr. Ergin worked in various positions at Cukurova Group companies. He held a managerial position at Cukurova Ithalat ve Ihracat T.A.S. and was a managing director at Maysan A.S. and Baytur Trading S.A. Currently, Mr. Ergin is the Chairman of the Board of Directors of Genel Denizcilik Nakliyati A.S., Show TV, Aksam Gazetesi and Genel Enerji A.S., and he also holds the position of Board membership in Cukurova Holding. Mr. Ergin majored in Civil Engineering at Robert College, Turkey.

Tero Erkki Kivisaari, age 39, was appointed to the Board of Directors on May 14, 2007 and was re-appointed on April 29, 2010. Mr. Kivisaari has been the President of TeliaSonera in Eurasia since May 1, 2007 and the Chairman of the Board of Directors of Fintur Holdings B.V. Previously, Mr. Kivisaari has served as the chief financial officer and vice president of TeliaSonera in Eurasia. Mr.Kivisaari is a member of the Board of Directors of Azercell, Moldcell, A.S OJSC Megafon and Nurminen Logistics Plc; and the Chairman of Fintur Holdings BV board. He served as CFO of Fintur Holding B.V from 2003. Mr.Kivisaari has been the CFO of SmartTrust AB, a mobile software company owned by Carlyle Group, GE Capital, Eqvitec and Sonera Group. Prior to that, Mr.Kivisaari held the position of Vice President of Sonera Group’s International Operations. Mr. Kivisaari served as an associate professor of finance at the Helsinki School of Economics and holds an MBA in finance.

Alexey Khudyakov, age 40, was appointed to the Board of Directors on May 22, 2006 and re-appointed on April 29, 2010. He is Vice President of Altimo, a leading investor in telecoms, and also serves as non-executive Chairman and Chair of the Audit Committees of High River Gold Mines, a gold mining company. Prior to his appointment to Altimo, Mr. Khudyakov held a Vice President position with Alfa Bank, managing the bank’s direct investments in the telecom sector. Before that, he was a management consultant with McKinsey & Co. Mr. Khudyakov holds a Master of Business Administration degree from INSEAD and a Master’s degree in Applied Mathematics and Physics from the Moscow Institute of Physics and Technology. He is a non-executive board member of Turkcell. He is also an Observer Member of the Audit Committee of Turkcell’s Board of Directors. Mr. Khudyakov was named to the Audit Committee in reliance on Rule 10A-3(b)(1)(iv)(D) under the Securities Exchange Act of 1934.

Oleg Malis, age 37, was appointed to the Board of Directors on May 22, 2006 and re-appointed on April 29, 2010. He is also Senior Vice President of Altimo. Mr. Malis began working for Altimo as Chief of the Current Project Management Unit in 2005. Between 2003 and 2005 Mr. Malis was Senior Vice President and M&A Director at Golden Telecom. Before joining Golden Telecom, Mr. Malis founded Investelectrosvyaz and Corbina Telecom. Mr. Malis holds a degree in Systems Engineering from Moscow State Aviation Technological University.

Gulsun Nazli Karamehmet Williams, age 33, was appointed to our Board of Directors on April 29, 2010. Since 2004, she has worked in different positions at Digiturk (Digital Platform Iletisim Hizmetleri A.S), where she currently holds the positon of Chief Content Officer and Executive Member of the Board. Prior to Digiturk, she worked at BSKYB UK. She studied at Sarah Lawrence College (USA) and Richmond University (UK) and has a B.A. in Communications.

Executive Officers

Sureyya Ciliv, age 53, was appointed the Chief Executive Officer of Turkcell on January 9, 2007. Having previously worked as Microsoft Turkey country manager between 1997-2000, he served in various management positions in Microsoft Global Sales, Marketing and Service Group in the USA between 2000 and 2007. Prior to 1997, Mr. Ciliv was the General Manager and Chairman of Novasoft Systems Inc., a company he established in Boston, USA. Sureyya Ciliv received his MBA degree from Harvard University in 1983 after successfully graduating with honors in Industry & Operations Engineering and Computer Engineering from the University of Michigan in 1981.

Hulusi Acar, age 40, joined Turkcell in 2000 and was appointed Chief Consumer Sales Officer on December 10, 2009. He graduated from Istanbul University’s Business Administration department in 1995. Mr. Acar worked in sales positions in THY and Koctas A.S. At Turkcell he worked as Area Sales Manager, Marmara Region Coordinator and Turkey Sales Manager between 2000-2004. Between March 2004 and November 2006 he was Sales and Customer Relationship Chief Executive Officer of Astelit. Prior to his current position as Chief Consumer Sales Officer, he worked as the Sales Management and Wholesale and Distribution Management Division Head.

Umit Akin, age 41, joined Turkcell in 2002 and was appointed Chief Legal Affairs Officer on February 1, 2010. Prior to his current position, he was the Division Head of Turkcell’s Regulatory Legal Affairs department. Mr. Akin began his professional life in 1996 at Ankara University’s Faculty of Law as a Research Assistant. He then worked as a Lawyer at Ericsson. Umit Akin graduated from Ankara University, Faculty of Law in 1995 and holds a master’s degree in Public Law.

Cenk Bayrakdar, age 43, joined Turkcell in 2000 and was appointed Chief Product and Services Management Officer on September 1, 2009. Having started his professional career at Arcelik, he held several managerial positions on the IT and Production Teams. He then worked at Corbuss as the Business Development Coordinator between 2001-2002 and served as the Partnership Development Division Head of Turkcell between 2002 and 2004. Prior to his current position at Turkcell as the Chief Product and Services Management Officer, Mr. Bayrakdar acted as the Chief Information and Communication Technologies Officer.

Tayfun Cataltepe, age 50, is the Chief Corporate Strategy & Regulations Officer. After graduating from the Electronic Engineering Department of Bosphorus University, Cataltepe received his MSc degree from Michigan Technology University and doctorate degree from the University of California, Los Angeles. From 1990 to 1998, he worked as a Research and Development Engineer in the Bell Laboratories. In 1998 he moved on to AT&T as the IP Network and Service Planning projects manager, where he worked until 2003. Following AT&T, he started to work at Aycell as the Deputy General Manager in charge of Technical Operations. He was then Deputy General Manager in charge of Network Operations at AVEA from 2004 to 2006. In 2007, Mr. Cataltepe served as the Europe Telecom Sector Expert in the Transaction Integration Services Department of Ernst & Young. Since 2007, he has been working at Turkcell as a Chief Officer.

Selen Kocabas, age 43, joined Turkcell in 2003 and she is the Chief Corporate Business Officer. Prior to this appointment, she was the Chief Business Support Officer in charge of human resources, corporate information systems, procurement and contract management, and administrative issues. Mrs. Kocabas started her professional career as a Management Trainee at Koc Holding, Mrs. Kocabas later worked as Human Resources Expert at Arcelik, then as a Human Resources Coordinator at Marshall, followed by Groupe Danone SA where she worked as Human Resources Director. Selen Kocabas is a graduate of Economics from Istanbul University. She also obtained a master’s degree in Human Resources Management from Marmara University.

Ilker Kuruoz, age 42, is Turkcell’s Chief Information and Communication Technologies Officer as of September 2009. He joined Turkcell in 2006. Kuruöz has started his professional career in 1994 in ABT. He then worked in NCR as a System Consultant, in Garanti Teknoloji as a Business Unit Manager and in Accenture as a Senior Manager. Prior to his current position at Turkcell, he was the Capability Management Division Head of Turkcell. Ilker Kuruoz graduated from Bilkent University Computer Engineering in 1992 and holds a Master’s degree from the same department.

Serkan Okandan, age 41, joined Turkcell in 2000. Since January 1, 2006, he has been the Chief Financial Officer of Turkcell. Prior to this appointment, he was the Financial Control and Reporting Division Head of Turkcell. Mr. Okandan started his professional career at PricewaterhouseCoopers in 1992. He then worked for DHL and Frito Lay as a Financial Controller. Serkan Okandan is a graduate in Economics from Bosphorus University.

Koray Ozturkler, age 48, joined Turkcell in 1998 and since April 9, 2008 he has been the Chief Corporate Affairs Officer in charge of corporate communications, investor relations and Corporate Citizenship. Prior to this appointment he had been the Investor Relations division head at Turkcell since 2002 and before that he was the division head of International Business Development. Mr. Ozturkler started his career in the USA at Accenture Consulting. He continued his career at Yapi Kredi Bank. Mr. Ozturkler is a graduate of Johnson C. Smith University Marketing Division and he received his MBA majoring in MIS from Mercer University.

Lale Saral Develioglu, age 43, joined Turkcell in 2003 and since August 2010 has been Chief Turkcell Group Marketing Services Officer. Prior to this position, she was the Chief Marketing Officer from 2006 to 2010 and the Individual Marketing Division Head of Turkcell between December 2003 and June 2006. Starting her career at Unilever, Lale Saral Develioglu served as Brand Manager for 5 years and Marketing Manager for 7 years in various product categories and markets between 1992 and 2003. She is a graduate from the department of Industrial Engineering of Bogazici University. She also holds a master’s degree in Management Engineering from Rensselaer Polytechnic Institute, New York.

Emre Sayin, age 44, is the Chief Consumer Strategic Projects Officer of Turkcell. Prior to his current position, he was performing as the Chief Corporate Business Officer and Chief Consumer Sales Officer of Turkcell. Sayin worked for Evyap Pazarlama ve Tic. A.S. as the Deputy General Manager in charge of Marketing in 2005-2006 and for Kodak A.S. as the General Manager in 2002-2005. Prior to that Emre Sayin was the Chief Marketing Officer for Microsoft Turkey between 1999-2002. Sayin worked as the Marketing and Category Manager of Unilever Turkey between 1992-1999. Emre Sayin is a graduate of Bosphorus University’s Department of Industrial Engineering and holds a Master’s degree in Systems and Industrial Engineering from Rutgers University.

Burak Sevilengul, age 38, joined Turkcell in 2001 and has been Chief Consumer Business Officer since August 2010. Prior to this appointment, he was the Division Head for the Consumer Business group and had various other managerial responsibilities within the Marketing Department. Burak Sevilengül is a graduate of Middle East Technical University’s Department of Business Administration and holds an MBA degree University Of Georgia, Terry College of Business.

Ilter Terzioglu, age 45, joined Turkcell in 2003 and since April 1, 2006 he has been the Chief Network Operations Officer. Mr. Terzioglu has worked in the communications sector since 1993 and served as Assistant General Manager at Ericsson, Superonline and Show TV. Mr. Terzioglu is a graduate of the Department of Econometrics at Istanbul University. Prior to his current position as Chief Network Operations Officer, he was Turkcell’s Head of Business Strategies, Regulation and Risk Consolidation.

Ekrem Yener, age 50, joined Turkcell in 2007, and has held positions as Chief Corporate Business Officer and Chief Special Projects Officer. Currently, he is acting as Turkcell’s Chief International Expansion Officer. He worked for Aysu Dis Tic. A.S. and Digital Equipment A.S. as a Sales Manager from 1991-1998. Yener worked as the Ankara Regional Manager of Microsoft Turkey in 1998. He was appointed Microsoft’s Deputy General Manager in Charge of Marketing in 2002 and was the Deputy General Manager in charge of Business and Strategy Development between 2004-2007. He graduated from the Istanbul Technical University’s Department of Metallurgical Engineering in 1982 and received a Master’s Degree in Material Sciences from the University of California at Berkley in 1986 and in High Level Marketing Management from Kellogg University.

Meltem Kalender Öztürk, age 37, joined Turkcell in 1998 and is our Chief Human Resources Officer. Between 2001 and 2011, she was the Division Head of Employee Relations Management in charge of training, performance and talent management, remuneration, employee relations, organizational development and quality management. Mrs. Öztürk also worked in various human resources functions at Logo Business Solutions and Işiklar Holding. Meltem Kalender Öztürk is a graduate of Business Administration from Marmara University.

6.B Compensation

The compensation of the Board of Directors is resolved by the shareholders at general assemblies. The Board, upon the recommendation of the Corporate Governance Committee, together with its own determinations, should decide on a proposal to the General Assembly whether board members will be remunerated and if such is the case, the form and amount of compensation to be paid to the board members. At our Annual General Assembly held on April 29, 2010, it was decided that our Chairman would receive a net sum of €250,000 per year and each Board member would receive a net sum of €100,000 per year for the period of their service, effective from February 25, 2010.

For the year ended December 31, 2010, we paid an aggregate of approximately $11.4 million to our executive officers including: indemnities, salaries, bonuses and other benefits. There was no deferred or contingent compensation accrued for the year payable to executive officers other than those already included in $11.4 million. In 2009, we paid an aggregate of approximately $8.0 million to our executive officers including: indemnities, salaries, bonuses and other benefits. Furthermore, we do not maintain any profit sharing, pension or similar plans. We have Directors and Officers Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is $80 million, and there are a number of insurers, each covering a different layer of the policy. The Directors and Officers Liability insurance is London based, but it is provided through Genel Sigorta A.S., an insurance company in Turkey. In 2010, we paid a premium amounting to approximately $384,128, and in 2009, we paid a premium of approximately $350,000. The policy will expire on September 1, 2011, and we will consider its renewal based on the terms and conditions offered.

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

Committees of the Board of Directors

The Audit Committee

We are required under Turkish laws and regulations, U.S. securities laws and regulations and the rules of the New York Stock Exchange (“NYSE”) to have an audit committee of the Board of Directors appointed from among the members of the Board of Directors. Our audit committee has two members: Mr. Colin J. Williams and Mr. Alexey Khudyakov (non-voting observer member). As required by the CMB Communiqué Serial:X No: 22 which is binding upon public companies in Turkey, Mr. Williams and Mr. Khudyakov are non-executive members of our Board of Directors. Mr. Williams chairs the audit committee and is considered independent under the U.S. Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the CMB Corporate Governance Principles. Mr. Khudyakov is an “observer member” on the audit committee and is not considered independent under the U.S. Sarbanes-Oxley Act of 2002 and rules promulgated thereunder. On January 26, 2007, the CMB informed Turkcell that Alexey Khudyakov’s current status, as an “observer member” on the audit committee does not satisfy the requirements under Article 25, “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently so that our Company can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive Board member and have initiated a lawsuit before an administrative court seeking to suspend the execution and to annul the decision of the CMB with respect to Mr. Khudyakov. The administrative court ultimately dismissed our lawsuit in January 2008. In March 2008, we appealed before the Council of State. However, on April 9, 2008, the Council of State rejected our request to suspend the decision. The Council of State also rejected the appeal. The Company applied for a correction of the decision. This process is still pending.

Pursuant to the decision we were notified of on October 23, 2008, the CMB gave Turkcell an administrative penalty amounting to TRY 11,836 (equivalent to USD 7,809 as of April 7, 2011) for not complying with its decision stating that Mr. Khudyakov’s current status, as an “observer member” on the audit committee, does not satisfy the requirements under Article 25, “Committees Responsible for Auditing” of the CMB and required that Turkcell inform its shareholders of such penalty at the next General Assembly (which was held on January 30, 2009). In November 2008, we commenced a lawsuit before the court. The Court rejected the Company’s suspension request and we objected to this decision, but our objection was rejected. The lawsuit is still pending.

If our position in this matter does not ultimately prevail over that of the CMB, our compliance with the listing requirements of the New York Stock Exchange (“NYSE”) and the continued listing of our ADRS on the NYSE could be jeopardized. Under the rules of the NYSE, we are exempted from compliance with certain NYSE corporate governance rules that are applicable to domestic issuers, but only to the extent that we comply with our home country corporate governance rules. If we do not prevail over the CMB and are thus deemed not to be in compliance with our home country rules, we may thus lose the benefit of this exemption and the NYSE may require us to comply with domestic issuer rules. If we were not able or willing to take remedial action to comply with our home country rules, or if we were not able or willing to comply with the applicable NYSE rules, our ADRs could be delisted from the NYSE, in which case they would no longer be traded on the NYSE.

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

The Chairman of our Corporate Governance Committee is Mr. Colin J. Williams and the members are Ms. Karin B. Eliasson, Mr. Mehmet Bulent Ergin and Mr. Oleg Malis. The Board of Directors does not have a remuneration committee; however, the Corporate Governance committee may give recommendations on remuneration, including the remuneration of our Chief Executive Officer. In accordance with Turkish law, the committee does not have the power to set remuneration independent of the Board of Directors.

6.D Employees

From our formation in 1993, we have grown from approximately 90 employees to 10,872 employees as at December 31, 2010. Due to our customer growth and the increasing need for competent employees, we focus on the quality of our recruitment. The following table sets forth the number of employees by activity employed by us at December 31, 2010, 2009 and 2008.

	2010	2009	2008
Turkcell
Marketing[1]	—	189	179
Consumer Business	102	—	—
Group Marketing Services	91	—	—
Sales[2]	—	523	520
Consumer Sales	243	—	—
Corporate Business	279	—	—
Finance	211	220	225
Service & Product Development[3]	—	—	532
Information & Communication Technologies	590	545	—
Network Operations	780	776	821
Business Support	232	211	298
VAS Management[4]	—	—	96
Product & Services Management	111	100	—
CEO Office[5]	3	3	138
Corporate Affairs	31	29	—
Corporate Risk Management	16	15	—
Corporate Strategy & Regulations[6]	35	37	—
Legal Counseling	58	59	—
Special Projects[7]	—	2	—
International Expansion	7	—	—
International Investment Coordination[8]	30	24	15
Subtotal	2,789	2,709	2,809
Subsidiaries
Global Bilgi	4,565	4,863	4,635
Limited Liability Company Astelit	1,065	1,132	1,284
Belarusian Telecom	406	445	434
Global Bilgi LLC	394	352	327
Superonline.	412	318	289
Turkcell Teknoloji Arastirma ve Gelistirme A.S	362	315	269
Kibris Telekom	172	171	174
Kurumsal A.S.	407	—	—
Others[9]	300	147	154
Subtotal	8,083	7,743	7,566
Total	10,872	10,452	10,375

(1)	As of August 2010, the Marketing organization has been restructured. As a part of this restructuring, two functional groups have been named “Group Marketing Services” and “Consumer Business”.
(2)	As of May 2010, the Sales organization has been restructured. As a part of this restructuring, two Functional Groups have been named “Consumer Sales” and “Corporate Business”.
(3)	As of September 2009, the Service & Product Development activity has been restructured and renamed Information & Communication Technologies.
(4)	As of September 2008, the VAS Management function has been restructured to form Product and Services Management in order to focus on products and services.

(5)	As of 2009, the following groups are no longer reported as part of the CEO Office and are presented separately: Corporate Affairs, Corporate Risk Management, Corporate Strategy & Regulations, Legal Counseling and Special Projects
(6)	To increase our business effectiveness and our adaptation to change and by taking regulation excellence principles into consideration, “Regulations” has been moved to Corporate Strategy as of July 1, 2008 in order to increase our business effectiveness and ability to respond more efficiently to changes as well as by taking into consideration regulation excellence principles.
(7)	The “Special projects” role has been cancelled.
(8)	International Investment Coordination includes experts and is not included in the subtotal.
(9)	Others include the following subsidiaries: Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S., Global Tower, Global Bilgi FLLC, Ukrtower, Azerinteltek and Rehberlik A.S.

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

6.E Share Ownership

Based on reporting made to us in February and March, 2011, we believe that the aggregate amount of shares owned by our Board members and senior officers at such time was approximately 1.431%. No individual Board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth our major shareholders’ ordinary share ownership representing approximately 65.31% of our company’s capital. This information is current as of January 31, 2011 based on the Company’s official share book. Our shareholders do not have different voting rights.

Name and Address of Owner	Nominal TRY Value of Shares Owned(1)	Percent of Class
Sonera Holding B.V.(2)	287,632,179.557	13.07%
P.O. Box 8675
NL 3009 AR Rotterdam
The Netherlands

Cukurova Holding A.S.	995,509.429	0.05%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15,
34330, Levent, Istanbul, Turkey

Turkcell Holding A.S.(3)	1,122,000,000.238	51.00%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15
34330, Levent, Istanbul, Turkey

Muflis Bilka Kaynak ve Iletisim San. ve Tic. A.S.	137,199.575	0.01%
Cumhuriyet Cad. No: 16 Kat: 2 Oda:2
Sisli, Istanbul, Turkey

M.V. Holding A.S.(4)	26,021,712.590	1.18%
K.V.K. Plaza Bayar Cad., Gulbahar Sok.
No: 14 34742 Kozyatagi, Istanbul, Turkey

Shares Publicly Held (including the major shareholders listed below)	763,213,398.611	34.69	%(7)

Capital Research Global Investors(5)	141,852,314.00	6.4%
333 South Hope Street
Los Angeles, CA 90071, United States

Lazard Asset Management LLC(6)	111,353,863	5.06%
30 Rockefeller Plaza New York, NY 10112, United States

Total		100.00%

(1)	On April 29, 2005, the General Assembly approved a revaluation of our ordinary shares from TL 1,000 to TRY 1. The revaluation resulted in the formation of fractional shares, which have not yet been merged into whole ordinary shares. Therefore, we give the nominal value of the ordinary shares owned rather than the units or fractional units thereof.
(2)	Controlled by TeliaSonera. On September 11, 2009, Sonera Holding entered into a derivative transaction with Citibank, N.A. that was settled on October 30, 2009, resulting in Sonera Holding’s acquisition of 6,418,710 of Turkcell’s ADS (representing 16,046,775 Shares) at a price of $17.30 per ADS.
(3)	Controlled indirectly by Cukurova Telecom Holdings and Alfa Telecom (through its Altimo subsidiary). As of the date of this annual report on Form 20-F, we understand that, TeliaSonera, Cukurova Holding, and Alfa Group currently own, directly or indirectly, of approximately 37.1%, 13.8%, and 13.2% respectively, of our share capital, the majority of which is held through Turkcell Holding A.S. TeliaSonera’s 37.1% does not include additional shares totalling approximately 0.94% that TeliaSonera have informed us that they own. For more information, see footnote 6 below and “Item 3—Risk Factors—Turkcell’s complex ownership structure and Board composition could adversely impact our shareholders’ ability to achieve the consensus necessary to approve important matters relating to our business and operations, and ongoing legal disputes involving our shareholders may affect the ownership and control of our shares and our ability to manage our business”.
(4)	Controlled by Murat Vargi.
(5)	On the basis of publicly available information (Form 13G filings) , Capital Research Global Investors (“CRMC”) is deemed to be the beneficial owner of 141,852,314 of our shares as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.
(6)	We calculate shares publicly held by deducting from total shares outstanding those shareholders named above. However, a different level of shares publicly held is arrived at when calculating according to Turkish regulations, see Free Float Definition Rules in “Item 10B Memorandum and Articles of Association-Capital Structure-Free Float Definition Rules”. Based on information received from TeliaSonera, we understand that approximately 0.94% of the shares they own in our Company is a part of float.

As of April 7, 2011, Turkcell had 80,652,345 ADRs outstanding held by 52 registered ADR holders. To the best of our knowledge, as of December 31, 2010, in accordance with the loan agreements signed between our shareholders and various banks, 0.01% of shares having a nominal value of TRY 137,199.575 have been pledged by our shareholders as security in favor of such banks.

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

On October 27, 2010, our Board of Directors approved a resolution for the blank endorsement of 25,500,000 shares, each having a nominal value of TRY 1, and held by MV Holding A.S. for their transfer and assignment pursuant to paragraph “m” of Article 9 of the Istanbul Stock Exchange Quotation Regulation.

Mapfre Genel Sigorta notified the sale of 1,558,447.590 of its shares in our Company to the Capital Markets Boards on January 21, 2010 and the sale of 0.009 of its shares in our Company on May 6, 2010. These shares are now classified as publicly held shares of the Company and Mapfre Genel Sigorta is therefore no longer listed as an ordinary shareholder. These shares are now classified as publicly held shares of the Company and Mapfre Genel Sigorta is therefore no longer listed as an ordinary shareholder.

7.B Related Party Transactions

We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. For a discussion of our Related Party Transactions for fiscal year 2010, see Note 33 to our Consolidated Financial Statements.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited consolidated financial statements as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, are included in “Item 18. Financial Statements”.

Legal Proceedings

For a discussion of the various claims and legal actions in which we are involved, see Note 32 (Commitments and Contingencies) to our consolidated financial statements in this Form 20-F.

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

In accordance with Turkish law, the distribution of profits and the payment of an annual dividend with respect to the preceding financial year are subject to a recommendation which may be made by the Board of Directors each year for approval by the shareholders at the annual general assembly. The Board may decide whether or not to recommend a distribution of profits together with the amount of dividend and the shareholders, through the general assembly, accept or reject such proposal, if any. Dividends are payable on a date proposed by the Board of Directors and determined at the general assembly of shareholders, which date, under the CMB requirements, must be earlier than the end of the fifth month following the end of the preceding financial year. However, the CMB is authorized to designate another deadline for distribution of dividends in any given year. The general assembly of shareholders in respect of 2010 has not yet been held.

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

On March 30, 2009, our Board of Directors proposed a dividend of approximately TRY 1,098.2 million for the year ended December 31, 2008 (equivalent to $710.3 million as at December 31, 2010) (which represents a net and gross cash dividend of TRY 0.50 (approximately $0.32 as at December 31, 2010) per ordinary share with a nominal value of TRY 1). This dividend proposal was approved at the Ordinary General Assembly of Shareholders held on May 8, 2009. A cash dividend distribution began on May 18, 2009 and was completed by December 31, 2010.

On March 10, 2010, the Company’s Board of Directors proposed a dividend for the year ended December 31, 2009 of TRY 859.3 million (equivalent to $555.8 million at December 31, 2010), which represents 50% of distributable income and a net cash dividend of TRY 0.39 (equivalent to $0.25 at December 31, 2010) per share. This dividend proposal was approved at the Ordinary General Assembly of Shareholders held on April 29, 2010. A cash dividend payment was distributed from May 17, 2010 for a period of 15 days.

On March 23, 2011, the Company’s Board of Directors proposed a dividend for the year ended December 31, 2010 of TRY 1,328.70 million (equivalent to $859.4 million at December 31, 2010), which corresponds to 75% of Turkcell’s distributable income and a net cash dividend of TRY 0.60 (equivalent to $0.39 at December 31, 2010) per share. This dividend proposal will be discussed at the Ordinary General Assembly of Shareholders that has been called for April 21, 2011.

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

The CMB determined that for the accounting period ended December 31, 2008, the minimum dividend distribution rate should be at least 20% of the total distributable dividend. This distribution can be in cash or in the form of bonus share distribution, or both in cash and in the form of bonus share distribution, provided that it will not be less than 20% of the total distributable dividend. The amount of dividend to be distributed shall be resolved in the general assembly meetings of the companies. The CMB decided, with its decision dated January 27, 2010, to not to enforce a minimum dividend distribution ratio for the dividend distribution to be made relative to the profit generated in 2009. The CMB has taken no further decision to amend its decision dated January 27, 2010 regarding dividend distribution for the 2010 fiscal year.

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

Our ordinary shares are traded on the Istanbul Stock Exchange under the symbol “TCELL” and our ADSs are traded on the NYSE under the symbol “TKC”. Currently two ADSs represent five of our ordinary shares. Our ADSs are evidenced by American Depositary Receipts (“ADRs”), issued by Morgan Guaranty Trust Company of New York, as Depositary under a Deposit Agreement, executed in July 2000, among us, Morgan Guaranty Trust Company of New York and registered holders from time to time of ADRs. ADRs were first issued in July 2000. We are considering transferring our ADR program to another depositary bank and will provide details about the transfer if and when it occurs.

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

	New York Stock Exchange ($ per ADS)		Istanbul Stock Exchange (TRY per Ordinary Share)
	High	Low	High	Low
Annual information for the past five years
2010	19.98	12.34	11.18	7.80
2009	18.65	11.15	10.32	6.86
2008	27.47	9.70	11.30	6.19
2007	29.73	12.70	12.09	5.59
2006	16.14	9.72	6.95	4.46
Quarterly information for the past two years
2010
First Quarter	19.98	14.54	11.18	8.60
Second Quarter	16.18	12.34	9.22	7.80
Third Quarter	16.92	12.81	10.10	7.95
Fourth Quarter	19.59	16.48	11.15	9.90
Quarterly information for the past two years
2009
First Quarter	15.33	11.15	8.39	6.91
Second Quarter	13.94	11.73	8.31	6.86
Third Quarter	17.87	13.35	10.13	7.83
Fourth Quarter	18.65	15.36	10.32	8.84
Monthly information for most recent six months
October	19.27	17.03	11.00	9.90
November	19.59	17.04	11.15	10.20
December	17.32	16.48	10.80	10.00
January	17.73	15.21	10.95	9.82
February	16.69	14.07	10.55	8.96
March	15.47	13.28	9.62	8.58
April (as of April 7, 2011)	15.60	15.42	9.60	9.48

Fluctuations in the exchange rate between the Turkish Lira and the U.S. Dollar will affect any comparisons of ordinary share prices and ADS prices.

On April 7, 2011, the closing price per ordinary share on the Istanbul Stock Exchange was TRY 9.48 and per ADS on the NYSE was $15.43.

The Depositary confirmed that we had 80,028,203 ADRs outstanding as of the close of business December 31, 2010. We had 80,652,345 ADRs outstanding as of the close of business April 7, 2011.

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

Board Members’ Interest

The TCC forbids a board member to enter into a transaction with us in any area relating to our business either on the board member’s own behalf or on behalf of someone else, thus preventing the abuse of duty by board members and protecting our interests (TCC Article 334). Our general assembly may, however, authorize our board members to enter into these types of transactions through a specific provision in our Articles of Association, or our general assembly may grant such a right on a yearly basis. On April 29, 2010, such authorization was granted by our general assembly.

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

Compensation

Any remuneration payable to board members shall be determined by our general assembly. The Board of Directors has no authority to determine such remuneration. At our Annual General Assembly held on April 29, 2010, it was decided that our Chairman would receive a net sum of €250,000 per year and each Board member would receive a net sum of €100,000 per year for the period of their service, effective from February 25, 2010.

Borrowing Power

To the extent the relevant provisions of Turkish law allow, the board of directors of our company is the body entitled to, directly or through representatives authorized by the board of directors, resolve to exercise our powers to borrow money or give any form of guarantee or surety relating to our or any third party’s obligations. CMB adopted a new rule on September 9, 2009, which was announced in its weekly bulletin in connection with credit extensions, that public companies can provide guarantees or pledges, including mortgages, to third parties, provided such third party (i) is fully consolidated in the company’s financial statements, or (ii) the ordinary business operations of the company directly requires providing guarantees, pledges or mortgages. At the Ordinary General Assembly held on April 29, 2010, Article 3 entitled Purpose and Subject Matter of Turkcell’s Articles of Association was amended in line with CMB’s rule dated September 9, 2009. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly. Pursuant to Article 3 of our Articles of Association, as amended on October 2, 2009 at the Extraordinary General Assembly, and as effective on October 7, 2009, we can extend credits to companies in which we have direct or indirect shareholding interest, both in Turkey and overseas, as well as to our main company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not conflict with applicable laws and regulations.

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

According to the CMB’s decision dated January 27, 2010 and numbered 02/51, regarding dividend distribution for the 2009 fiscal year, any cash dividend distribution must be completed by the end of the fifth month following the fiscal year. The CMB has taken no further decision to amend its decision dated January 27, 2010 regarding dividend distribution for the 2010 fiscal year. Dividends are payable in cash or by transfer to an account of the shareholder with a bank in Turkey against delivery to our office in Turkey of the relevant dividend coupon attached to the share certificate representing the relevant shares. If dividends are distributed in the form of bonus shares by means of a bonus issue, the registered value representing the bonus shares shall be transferred to the shareholders’ accounts no later than six months after the end of the fiscal year. Shareholders’ entitlement to cash dividends remains in effect for a period of five years following the date of the general assembly approving such distribution, after which time they are transferred to the Turkish government.

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

In 2003, the CMB published a “Communiqué on Principles of Cumulative Voting in the General Assemblies of Joint Stock Companies Subject to the Capital Markets Law” (Communique Serial IV, No:29) to govern principles and procedures regarding cumulative voting methods in publicly held companies. The cumulative voting designed thereby enables minority shareholders to elect representatives to the company’s Board of Directors and board of auditors. Each shareholder receives a number of votes equal to the number of voting shares he possesses multiplied by the number of seats to be elected in the Board of Directors or board of auditors. The shareholders may choose to concentrate their votes for one candidate or to divide their votes between or among a number of candidates. The number of cumulative votes shall be calculated separately for the Board of Directors and the board of auditors. Implementation of the cumulative voting method is optional, but requires that the articles of association of the company include provisions for it. Our Articles of Association do not currently provide for cumulative voting.

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

Disclosure of Beneficial Interests in the Shares

The Turkish regulation on public disclosure of listed companies was changed by Communiqué Serial: VIII, No: 54 on Principles Regarding Public Disclosure of Material Events in February 2009 in harmonization with the relevant EU directives. In addition, the CMB issued a guideline concerning the scope and format of such disclosure. The new regulations do not specify every item or action to be disclosed but refer to this guideline and allow listed companies to decide whether such information is material for disclosure. Insider information, which means any non-public information that may possibly affect the value of capital market instruments and investors’ decisions, is required to be disclosed immediately by listed companies. Unlike the previous communiqué on public disclosures, minority shareholders who hold 5% or more of a company’s total share capital and have no management responsibility or power to intervene in the management decisions are not obligated to disclose all sale and purchase transactions relating to the securities. Their disclosure requirement would arise if they exceed the shareholding ratios established in the Communiqué Serial: VIII, No: 54 (5%, 10%, 15%, 20%, 25%, 33%,

50%, 66% and 75%). Disclosure of insider information may be delayed to protect the legitimate interests of the company without causing market manipulation. For those that have administrative responsibilities in Turkcell (including board members and high-ranked executives), or are closely related persons, that purchase and sell Turkcell’s capital market instruments (including, but not limited to, Turkcell shares), such transactions will need to be declared to the Istanbul Stock Exchange; however, if the cumulative amount of the above mentioned Turkcell transactions does not exceed TL 10,000 during 2010, such declaration will not be needed. This upper limit represents the total amount of all transactions made by Board members/high-ranked executives and their closely related persons. “Closely related persons” means: Wives/husbands, children and individuals sharing the same location at the time of transaction and corporations, legal entities run by, directly/indirectly controlled by or whose economic interests are similar with that of Board members and high-ranked executives of the Company.

In addition, according to the new Communiqué on Voluntary and Mandatory Tender Offers (“Communiqué Serial: IV No.: 44”) issued by the CMB on September 2, 2009, the mandatory tender offer shall be triggered when, directly or indirectly, more than 50% of our Company’s shareholding is acquired or management control of a public company is taken over through acquiring (i) the necessary number of shares granting the right to elect, or (ii) privileged shares allowing the nomination of the majority of the board of directors. Communiqué Serial: IV No.: 44 also stipulates certain circumstances, that will not trigger a mandatory offer, such as management control changes of the company by a voluntary tender offer and share transfers by privileged shareholders with management control or persons acting together resulting in a possession of more than 50% of the capital or voting rights.

Free Float Definition Rules

While 34.69 % of our Company is listed on the stock exchange, the number of our Company’s free floating shares as of December 31, 2010 was 557,614,008.03, according to the “Report on Free Float Ratios” released by the Central Registry Agency in accordance with the Capital Markets Board’s decision 21/655 of July 23, 2010 as amended by its decision 24/729 of August 18, 2010, and its free float ratio was 25.34%. The difference between these rates results from the exclusion of shares which are “i. held by a public entity, ii. held by the company’s incorporators and its affiliates (companies subject to consolidation), iii. held by shareholders who may be a natural person or a corporate body and control at least 5% of the Company’s capital, iv. held by a) the members of the Company’s Board of Directors and the Board of Auditors, b) General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, c) senior executives who report to General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, v. owned by the savings funds or foundations of companies, vi. Provided as equity capital pursuant to regulations applicable to the capital markets legislation or as a collateral in respect of a margin trading or as a collateral except the ones which are given as a collateral only for Central Depository Bank markets, vii. Which are legally restricted and cannot be subject to purchase and sale, viii) prohibited , ix. Seized” in the definition of free float ratio. The difference may result from one or more situations described in the decision and it is not possible for our Company to know it.

New Trading Rules

The CMB amended the Istanbul Stock Exchange (ISE) Stock Market trading rules with its decision dated July 23, 2010 (the “Decision”). The Decision is based on detailed research and technical analysis completed in three months and aims at ensuring conditions that will prevent the formation of artificial prices and support efficient price discovery.

According to the Decision, all companies traded on the ISE will be classified into 3 groups (A, B or C). Some trading rules are differentiated based on this classification. For example, Group B and Group C companies cannot be subject to margin trading and short sale.

The Decision defines:

•	Group A listed companies as companies that are not listed under Group B or Group C.

•

Group B companies as companies that meet the following criteria (1) the value of the publicly traded shares is under 10 million TRY and the number of shares in circulation is under 10 million or (2) the value of the publicly traded shares is under 45 million TRY and the percentage of actual shares in circulation is under 5%. Furthermore, an investment trust is classified as a Group B company if its stock price is 1.5 times higher than its net asset value (NAV) per share.

•

Group C companies as companies that meet the following criteria: (1) companies traded in the Watch List Companies Market or (2) actual number of shares in circulation is under 10 million. Furthermore, an investment trust is classified as a Group C company if its stock price is 2 times higher than its NAV per share (except for investment trusts with a market maker).

According to this CMB decision, Turkcell is listed under Group A companies.

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

10.D Exchange Controls

Banks in Turkey set their own foreign exchange rates independently of those announced by the Central Bank. Pursuant to Decree 32 on the Protection of the Value of the Turkish Currency, most recently amended in 2003, the government eased and ultimately abolished restrictions on the convertibility of the Turkish Lira for current account and nonresident capital account transactions by facilitating exchange of the proceeds of transactions in Turkish securities by foreign investors, which enabled Turkish citizens to purchase securities on foreign exchanges. These changes also permitted residents and nonresidents to buy foreign exchange without limitation and to transfer such foreign exchange abroad without ministerial approval.

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

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax. Dividends in cash received by resident individuals from Resident Corporations are subject to a withholding tax at the rate of 15% (as discussed above) and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeded TRY 22,000 in 2010 (TRY 23,000 in 2011).

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

For shares acquired before January 1, 2006:

Capital gains derived from shares held by an investor (both individuals and corporations) for over 3 months are not subject to any withholding tax. Where this holding period has not been met, capital gains received by individuals are computed by deducting the original cost of the shares or ADSs, after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gain arising solely from inflation), from the amount received upon the sale or disposition of the shares or ADSs. Total capital gains are subject to declaration on the income tax return if they exceeded TRY 18,000 in 2010 (TRY 19,000 in 2011).

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

Pursuant to a Turkish Constitutional Court decision, which annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individuals and corporations, the withholding tax regime has once again become subject to regulation pursuant to a law numbered 6009, which came into force on August 1, 2010. Pursuant to this new regulation, a 10% withholding on capital gains is applied to individual investors and a 0% withholding is applied to corporate investors, irrespective of the residency status. Non-resident corporate deposit receipt holders (depositaries of our ADR facility) are included within the scope of corporate investors. Non-resident investors of Turkcell ADR’s will be subject to 0% withholding provided that the depositary of our ADR facility is a corporate body. The Turkish Council of Ministers has the authority to raise the withholding levels for 5 percentage points.

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

•

For “FUND” shares purchased before January 1, 2006, gains are not subject to income tax withholding. Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares. Total capital gains are subject to declaration on the income tax return if they exceeded TRY 18,000 in 2010 (TRY 19,000 in 2011) and are required to be declared in compliance with the Turkish Tax Regime.

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

3.

Pursuant to a Turkish Constitutional Court decision, which annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individuals and corporations, the withholding tax regime has once again become subject to regulation pursuant to a law numbered 6009, which came into force on August 1, 2010. Pursuant to this new regulation, a 10% withholding on capital gains is applied to individual investors and a 0% withholding is applied to corporate investors, irrespective of the residency status. Non-resident corporate deposit receipt holders (depositaries of our ADR facility) are included within the scope of corporate investors. Non-resident investors of Turkcell ADR’s will be subject to 0% withholding provided that the depositary of our ADR facility is a corporate body.

Stamp Taxes

According to the Turkish Stamp Tax Law (Law No. 488), all agreements and documents specified in the law with a monetary value indicated thereon are subject to a stamp tax with rates from 0.165% to 0.825%, which is calculated on the aggregate amount of such agreement or document. Stamp tax to be calculated for a particular “PAPER” was capped at a maximum of TRY 1,161,915.90 per original in 2010 and will be capped at a maximum of TRY 1,251,383.40 per original in 2011.

Certain additonal tax regulations

Changes in the Ministry of Finance’s interpretation of the taxation codes, especially changes regarding consumption taxes (Value Added Tax and Special Communication Tax), which may adversely affect consumer prices. In addition to the prospective financial impact of such changes, unanticipated tax liabilities and fines may also be levied against our financial results in prior years since a Turkish company’s operations in the previous five years may be subject to financial investigation. Regulation that became effective July 1, 2010, however, have strengthened our rights with regards to this risk, particularly with regards to the following:

•	Tax inspectors shall not issue tax audit reports that contradict Decrees, Public Acts, Statutory Rules, General Communiqués and Circulars promulgated;

•

In case that tax authority differentiates previous interpretation of taxation codes via promulgated General Communiqués and Circulars, new interpretation shall not be applied to previous transactions; and

•

Transactions that are compliant to rulings taken from Tax Office shall be relieved from both tax penalty and overdue interest. Mentioned shelter is valid only for the tax payer which had applied for the ruling.

United States Federal Income Taxation

The following discussion is a summary of certain material U.S. federal income tax considerations applicable to the ownership and disposition of shares or ADSs by you, if you are a U.S. holder. In general you will be a “U.S. holder” if:

•	you are the beneficial owner of our shares or ADSs;

•

you are either (i) an individual resident or citizen of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States or any state thereof, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

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

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of its shares or ADSs.

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

Any dividend paid in Turkish Lira, including the amount of any Turkish taxes withheld therefrom, will be includible in your gross income in an amount equal to the U.S. Dollar value of the Turkish Lira calculated by reference to the spot rate of exchange in effect on the date the dividend is received by you, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the Turkish Lira are converted into U.S. Dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. Dollars generally will be treated as U.S. source ordinary income or loss. Special rules govern, and elections are available to, accrual method taxpayers to determine the U.S. Dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

Any dividends paid by us to you with respect to shares or ADSs will be treated as foreign-source income and will be categorized as “passive category income” or, in the case of certain U.S. holders, “general category income” for foreign tax credit purposes.

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

Certain U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2013. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, amongst other things, the U.S. holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend income has been paid are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares and ADSs should constitute qualified dividend income for U.S. federal income tax purposes, and we anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holders. In computing foreign tax credit limitations, non-corporate U.S. holders may take into account only a portion of a qualified dividend to reflect the reduced U.S. tax rate applicable to such dividend. Each U.S. holder of shares or ADSs is urged to consult its own tax advisor regarding the availability to it of the reduced dividend tax rate in light of its own particular situation and regarding the computations of its foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

Your basis in your shares or ADSs must be adjusted to take into account any bonus shares received in a qualifying nontaxable transaction. To determine your adjusted basis, you are required to allocate your adjusted tax basis in the shares or ADSs you held as of the date the bonus shares were distributed between (x) your shares or ADSs and (y) the bonus shares you receive, in proportion to their relative fair market values immediately after the distribution. The holding period for bonus shares received will begin with the date that the shares or ADSs with respect to which the bonus shares were distributed were acquired. U.S. holders of shares or ADSs are urged to consult their own tax advisors to determine the exact consequences to them of the receipt and sale of the bonus shares for U.S. and other applicable tax purposes.

The surrender of ADSs in exchange for shares pursuant to the Deposit Agreement governing the ADSs will not be a taxable event for U.S. federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

Passive Foreign Investment Company Status

We currently believe that we were not a passive foreign investment company (a “PFIC”) for the taxable year ended December 31, 2010, for U.S. federal income tax purposes. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. A non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares and ADSs.

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

Overview

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Ukrainian Hryvnia and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Similarly, we are subject to market risk deriving from changes in interest rates that may affect the cost of our financing. We provide a detailed analysis of our foreign exchange and interest rate risks in Note 29.

Foreign Exchange Risk Management

Our functional currency is the TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in a number of different currencies. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros, Ukranian Hryvnia and Belarusian Rubles, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into TRY at the exchange rates prevailing at the balance sheet date, with the resulting exchange differences recognized in the determination of net income. In 2010, net foreign exchange losses amounted to $13.8 million, resulting from transactions related to foreign exchange effects.

Market risk sensitive instruments consist of loans and borrowings denominated in foreign currencies (substantially in U.S. Dollars) totaling $1,837.5 million, which represents the majority of total indebtedness as of December 31, 2010.

To manage our foreign exchange risk more effectively, we may enter into forward transactions and option contracts. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings or collect premiums. As of December 31, 2010 we did not have any outstanding forward and option contracts to buy or sell U.S. Dollars against TRY. The basis for our sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all our assets and liabilities denominated in foreign currencies. This analysis excludes net foreign currency investments. It is estimated that a general increase of 10% in the value of TRY, Ukranian Hryvnia and Belarusian Rubles, against other foreign currencies would have increased our profit before income tax by approximately $53.9 million for the year ended December 31, 2010. These aforementioned assumptions are hypothetical and the actual results may differ substantially from the projected figures.

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

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	Effective interest rate	Total carrying amount	2011	2012	2013	2014 thereafter	Fair Value	Effective interest rate	Total carrying amount	2010	2011	2012	2013 thereafter	Fair Value
December 31, 2010
December 31, 2009
Fixed rate instruments
Finance lease obligations
USD	4.6%	2.7	2.6	0.1	—	—	2.7	5.7%	5.2	2.5	2.7	—	—	5.2
EUR	3.4%	21.0	1.8	1.3	1.2	16.7	—	—	—	—	—	—	—	—
Secured bank loans
USD fixed rate loans	5.2%	6.2	6.2	—	—	—	6.2	—	—	—	—	—	—	—
AZN fixed rate loans	22.5%	0.2	0.2	—	—	—	0.2	—	—	—	—	—	—	—
Unsecured bank loans
USD fixed rate loans	4.2%	591.5	208.5	109.7	164.0	109.3	591.5	3.7%	452.9	178.7	125.8	58.8	89.6	452.9

Variable rate instruments
Secured bank loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—
BYR floating rate loans	10.9%	26.2	4.4	4.4	3.7	13.7	26.2	12.3%	25.3	—	4.5	4.4	16.4	25.3
Unsecured bank loans
USD floating rate loans	3.6%	1,175.0	205.1	387.1	405.3	177.5	1,175.0	3.8%	1,026.5	507.5	32.9	467.1	19.0	1,026.5
BYR floating rate loans	—	—	—	—	—	—	—	2.1%	2.1	2.1	—	—	—	2.1
EUR floating rate loans	7.8%	13.6	0.4	1.5	11.7		13.6	—	—	—	—	—	—	—
AZN floating rate loans	22.5%	0.3	0.3	—	—	—	0.3	—	—	—	—	—	—	—
Total		1,836.7	429.5	504.1	585.9	317.2	1,836.7		1,512.0	690.8	165.9	530.3	125.0	1,512.0

For contractual cash flows and nominal interest of bank loans, see Note 24 and Note 29 to our audited consolidated financial statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

As of December 31, 2010, we did not have Turkish government floating rate noteholdings; therefore, we were not exposed to interest rate risks on our financial assets.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest bearing investments and interest bearing debts. When we assume a 1% increase in interest rates for all maturities from their levels as of December 31, 2010, with all other variables held constant, our profit before income tax decreases by $9.3 million.

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

Category	Depositary Actions	Associated Fee
(a) depositing or substituting the underlying shares	Each person to whom ADSs are issued against deposits of shares, including deposits in respect of share distributions, rights and other distributions	Up to USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs delivered or surrendered

(b) receiving or distributing dividends	Distribution of dividends	USD 0.02 or less per ADS (or portion thereof)

(c) selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs, which would have been charged as a result of the deposit of such securities	USD 5.00 for each 100 ADSs (or portion thereof)

(d) withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	Up to USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) transferring, splitting or grouping receipts	Transfers, combination or grouping of depositary receipts	USD 1.50 per ADS

(f) general depositary services, particularly those charged on an annual basis	Administration of ADRs (to be charged only when there was no distribution of annual cash dividends)	An aggregate fee of USD 0.02 per ADS (or portion thereof)

Direct Payments made by J.P. Morgan to Turkcell

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with such program. In 2010, the depositary reimbursed us $1,728,443. The amounts the depositary reimbursed are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the type of expenses that J.P. Morgan reimbursed in the year ended December 31, 2010.

Category of Expenses	Amount Reimbursed for Year Ended December 31, 2010
Investor Relations(1)	$1,728,443

(1)	This type of expense includes activities tailored to increase the company’s ADR program, including, but not limited to roadshows and training in the US, legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

Indirect Payments made by J.P. Morgan to Turkcell

As part of its service to Turkcell, J.P. Morgan has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total $50,000. The table below sets forth the fees that J.P. Morgan has agreed to waive and/or expenses that J.P. Morgan has agreed to pay in the year ended December 31, 2010.

Category of Expenses	Amount Waived or Paid for Year Ended December 31, 2010
Third-party expenses paid directly	None
Fees waived	$50,000

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2010. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2010 based on criteria established in the Internal Control –Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by DRT Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (“Deloitte”), our independent registered public accounting firm in Turkey, as stated in their attestation report which appears below under Item 15(c), Report of Independent Registered Public Accounting Firm.

(c) Attestation Report of the Independent Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Turkcell İletişim Hizmetleri AŞ.

We have audited the internal control over financial reporting of Turkcell İletişim Hizmetleri AŞ. and its subsidiaries (together “the Group”) as of December 31, 2010 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Group and our report dated April 18, 2011 expressed an unqualified opinion on those financial statements based on our audit and the report of the other auditors.

Istanbul, Turkey

April 18, 2011

/s/ DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK AŞ.

Member of DELOITTE TOUCHE TOHMATSU LIMITED

(d) Changes in Internal Control Over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. This conclusion has been made at a reasonable assurance level.

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

Deloitte served as our independent registered public accountant for financial year 2010 ended December 31, 2010 and KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. served as our independent registered public accountants in Turkey for financial years December 31, 2009 and 2008. Our audited financial statements for the three year period ended December 31, 2010 appear in this annual report on Form 20-F. At our 2010 annual general meeting of shareholders which occurred on April 29, 2010, Deloitte was appointed as our independent auditors for our 2010 and 2011 fiscal years.

The following table presents the aggregate fees for professional services and other services rendered by our auditors to us in 2010, 2009 and 2008.

	2010 $m	2009 $m	2008 $m
Audit Fees(1)	1.6	2.4	2.4
Audit-Related Fees(2)	—	—	—
Tax Fees	—	—	—
All Other Fees(3)	—	—	—
Total	1.6	2.4	2.4

(1)	Audit Fees consist of fees billed for professional services pertaining to the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.
(3)	All Other Fees consist of fees billed for products and services other than services provided under Audit Fees, Audit-Related Fees and Tax Fees.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has determined that all work performed by our external auditors for the year 2011 will be approved by our audit committee and, therefore, it has not adopted blanket pre-approval policies and procedures.

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

To our best knowledge and in accordance with the official Share Book of the Company, neither we nor any affiliated purchaser made any purchases of our ordinary shares during the fiscal year ended December 31, 2010.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Incorporated by reference to our annual report on Form 20-F filed on April 27, 2010.

ITEM 16G.	CORPORATE GOVERNANCE

Significant Differences in Corporate Governance Practices

Matters related to corporate governance in Turkey are regulated by the Turkish Commercial Code (“TCC”) enacted in 1956 and the regulations and communiqués of the Capital Markets Board of Turkey (the “CMB”), the regulatory and supervisory authority, both of which are binding upon publicly held companies.

In addition, corporate governance practices in Turkey are also guided by the Corporate Governance Principles of the CMB (the “CMB Principles”), which took effect on a comply-or-explain basis on January 1, 2004. Effective from 2005, the CMB requires listed companies to incorporate in their annual reports a “Corporate Governance Compliance Report” which compares the CMB Principles to the Corporate Governance principles under which the Company operates. This report is posted on our website, www.turkcell.com.tr.

We believe that we have, in all cases, either followed the recommendations made in the CMB Principles or explained divergences in such principles and our own practices, and, thus, we believe that we are in compliance with the CMB Principles. As further explained below, the CMB Principles recommend that audit committee members be independent according to the criteria set forth therein. In Turkey, other than the CMB Principles, the composition of the audit committee for public companies is regulated by a CMB communiqué, which only requires that committee members be composed of non-executive board members. The CMB Principles function on a comply-or-explain basis. In accordance with these principles, we disclose in our Corporate Governance Compliance Report that our Board currently has one independent member.

Below is a summary of the significant differences between our corporate governance practices and those that would apply to U.S. companies under the NYSE corporate governance rules:

NYSE Corporate Governance Rule for U.S. Issuers	Our Practice as a Foreign Private Issuer
Listed companies must have a majority of independent directors.	Our Board currently has one member who is deemed to meet the independence standards of both the SEC and CMB Principles. Under the CMB Principles, it is recommended to have a board comprised of at least one-third independent members (or, in any event, two members). In accordance with the CMB Principles, we disclose our current status in our Corporate Governance Compliance Report and thus believe that we are in compliance with the CMB Principles.

The non-management directors of each company must meet at regularly scheduled executive sessions without management.	Turkish law does not make any distinction between management and non-management directors. Members of the board who are not also members of management do not meet in regularly scheduled executive sessions.

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

On June 23, 2004 our Board of Directors established a Corporate Governance Committee. Our Corporate Governance Committee has a written charter specifying its duties. According to the CMB Principles, which operate on a “comply or explain” basis, only committees’ chairs are required to be independent as defined by the Principles themselves. At the Board of Directors meeting on May 27, 2010, it was decided that Colin J. Williams, our independent board member, will serve as Chairman of the Corporate Governance Committee.

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

Our audit committee has two members, in accordance with Turkish practice: Mr. Colin J. Williams and Mr. Alexey Khudyakov. Mr. Williams chairs the committee and is considered independent under the U.S. Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of NYSE and the Turkish CMB Corporate Governance Principles. Mr. Khudyakov is an observer on the audit committee and is not considered independent under the U.S. Sarbanes-Oxley Act of 2002 and rules promulgated thereunder. On January 26, 2007, the Turkish CMB informed Turkcell that Alexey Khudyakov’s current status, as an “observer member” on the audit committee does not satisfy the requirements under Article 25 of the CMB’s “Committees Responsible for Auditing”. The CMB

has stated that steps must be taken so that our Company can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive board member and have initiated a lawsuit before an administrative court seeking to suspend the execution and to annul the decision of the CMB with respect to Mr. Khudyakov. The administrative court ultimately dismissed our lawsuit in January 2008. In March 2008, we appealed before the Council of State and on April 9, 2008, the Council of State rejected our request to suspend the decision. The Council of State rejected the appeal. The Company applied for the correction of the decision. The correction of the decision process is still pending. If our position in this matter does not ultimately prevail over that of the CMB, our compliance with the listing requirements of the New York Stock Exchange (“NYSE”) and the continued listing of our ADRS on the NYSE could be jeopardized. Under the rules of the NYSE, we are exempted from compliance with certain NYSE corporate governance rules that are applicable to domestic issuers, but only to the extent that we comply with our home country corporate governance rules. If we do not prevail over the CMB and are thus deemed not to be in compliance with our home country rules, we may thus lose the benefit of this exemption and the NYSE may require us to comply with domestic issuer rules. If we were not able or willing to take remedial action to comply with our home country rules, or if we were not able or willing to comply with the applicable NYSE rules, our ADRs could be delisted from the NYSE, in which case they would no longer be traded on the NYSE.

NYSE Corporate Governance Rule for U.S. Issuers	Our Practice as a Foreign Private Issuer
By a decision notified to us on October 23, 2008, the CMB penalized Turkcell TRY 11,836 (equivalent to $7,809 as of April 7, 2011) for not complying with its decision that stated that Mr. Khudyakov’s current status as an “observer member” on the audit committee did not satisfy the requirements under Article 25 of the CMB’s “Committees Responsible for Auditing.” The CMB also required Turkcell to inform its shareholders at the following General Assembly (which was held on January 30, 2009) of this administrative penalty. In November 2008, we commenced a lawsuit before the court seeking to suspend the execution of the administrative fine and to annul the CMB’s decision related thereto. The Court rejected the Company’s suspension request and our objection to this decision was rejected. This lawsuit is still pending.

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

Our audited consolidated financial statements as of December 31, 2010, and for each of the years in the three-year period ended December 31, 2010, are filed as part of this annual report, on pages F-4 through F-111.

ITEM 19	EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

1.1	Articles of Association of Turkcell Iletisim Hizmetleri A.S.

8.1	Subsidiaries of Turkcell.

12.1	Certification of Sureyya Ciliv, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of Serkan Okandan, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Consent of Independent Registered Public Accounting Firm.

15.3	Consent of Independent Registered Public Accounting Firm.

15.4	Auditor Letter Pertaining to Item 16F (incorporated by reference to Form 20-F of Turkcell filed on April 27, 2010).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 18, 2011	By:	/S/ SUREYYA CILIV
Sureyya Ciliv
Chief Executive Officer

Date: April 18, 2011	By:	/S/ SERKAN OKANDAN
Serkan Okandan
Chief Financial Officer

DRT Bagimsiz Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. Sun Plaza, Bilim Sokak No: 5 34398 Maslak, Şişli İstanbul, Türkiye Tel: +90 212 366 6000 Fax: +90 212 366 6010 www.deloitte.com.tr

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Turkcell İletişim Hizmetleri A.Ş.

We have audited the accompanying consolidated statement of financial position of Turkcell İletişim Hizmetleri A.Ş (“the Company”) and its subsidiaries (together “the Group”) as of December 31, 2010 and the related consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year ended December 31, 2010. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Fintur Holdings B.V. (“Fintur”); a 41.45 percent owned equity accounted investee of the Group. The Group’s investment in Fintur as of December 31, 2010 was $304 million and its share in profit of Fintur was $153 million, for the year 2010. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Fintur, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2010 and the results of their operations and their cash flows for the year ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2011 expressed an unqualified opinion on the effectiveness of Group’s internal control over financial reporting.

Istanbul, Turkey

April 18, 2011

/s/    DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.

Member of DELOITTE TOUCHE TOHMATSU LIMITED

Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. Yapi Kredi Plaza C Blok Kat 17 Büyükdere Caddesi Levent 34330 Istanbul	Telephone Fax Internet	+90 (212) 317 74 00 +90 (212) 317 73 00 www.kpmg.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Turkcell Iletisim Hizmetleri A.S.:

We have audited the accompanying consolidated statements of financial position of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries (the “Group”) as of December 31, 2009, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows each of the years in the two-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Fintur Holdings B.V. (“Fintur”), a 41.45 percent owned equity accounted investee company. The Group’s investment in Fintur at December 31, 2009 was $286 million and its share of profit of Fintur was $120 million and $151 million for the years 2009, and 2008, respectively. Those consolidated financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Fintur, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Akis Bagimsiz Denetim ve Serbest

Muhasebeci Mali Müsavirlik A.S.

Istanbul, Turkey

April 26, 2010

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2010	2009
Assets
Property, plant and equipment	12	3,068,021	2,652,222
Intangible assets	13	1,709,311	1,897,981
GSM and other telecommunication operating licenses		955,703	1,058,098
Computer software		547,607	595,218
Other intangible assets		206,001	244,665
Investments in equity accounted investees	14	399,622	383,490
Other investments	15	33,849	34,755
Due from related parties	33	1,044	21,039
Other non-current assets	16	107,277	75,120
Trade receivables	18	35,024	—
Deferred tax assets	17	2,876	2,058

Total non-current assets		5,357,024	5,066,665

Inventories		24,386	28,205
Other investments	15	8,201	62,398
Due from related parties	33	88,897	108,843
Trade receivables and accrued income	18	816,151	783,752
Other current assets	19	197,740	175,417
Cash and cash equivalents	20	3,302,163	3,095,486

Total current assets		4,437,538	4,254,101

Total assets		9,794,562	9,320,766

Equity
Share capital	21	1,636,204	1,636,204
Share premium	21	434	434
Capital contributions	21	22,772	22,772
Reserves	21	(660,121)	(512,095)
Retained earnings	21	5,258,327	4,712,254

Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		6,257,616	5,859,569

Non-controlling interests	21	(24,019)	36,632

Total equity		6,233,597	5,896,201

Liabilities
Loans and borrowings	24	1,407,316	821,179
Employee benefits	25	29,742	27,776
Provisions	27	57,055	5,676
Other non-current liabilities	23	160,832	154,991
Deferred tax liabilities	17	93,105	118,432

Total non-current liabilities		1,748,050	1,128,054

Bank overdraft	20	5,896	5,244
Loans and borrowings	24	430,205	690,780
Income taxes payable	11	96,080	93,260
Trade and other payables	28	951,976	1,038,762
Due to related parties	33	10,760	14,780
Deferred income	26	164,186	248,518
Provisions	27	153,812	205,167

Total current liabilities		1,812,915	2,296,511

Total liabilities		3,560,965	3,424,565

Total equity and liabilities		9,794,562	9,320,766

The notes on page F-10 to F-111 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2010	2009	2008
Revenue	7	5,982,093	5,789,972	6,970,408
Direct costs of revenue		(3,349,035)	(3,097,097)	(3,409,013)

Gross profit		2,633,058	2,692,875	3,561,395

Other income		14,668	978	14,136
Selling and marketing expenses		(1,085,750)	(1,085,081)	(1,351,692)
Administrative expenses		(347,290)	(273,139)	(309,349)
Other expenses	8	(64,233)	(111,220)	(17,990)

Results from operating activities		1,150,453	1,224,413	1,896,500

Finance income	10	277,130	329,550	442,099
Finance costs	10	(102,662)	(187,514)	(136,769)

Net finance income		174,468	142,036	305,330

Share of profit of equity accounted investees	14	122,839	78,448	102,990

Profit before income tax		1,447,760	1,444,897	2,304,820

Income tax expense	11	(320,799)	(340,093)	(549,758)

Profit for the year		1,126,961	1,104,804	1,755,062

Profit attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		1,170,176	1,093,992	1,836,824
Non-controlling interest		(43,215)	10,812	(81,762)

Profit for the year		1,126,961	1,104,804	1,755,062

Basic and diluted earnings per share (in full USD)	22	0.53	0.50	0.83

The notes on page F-10 to F-111 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	2010	2009	2008
Profit for the year	1,126,961	1,104,804	1,755,062

Other comprehensive income/(expense):
Foreign currency translation differences	(184,352)	53,046	(1,458,709)
Net change in fair value of available-for-sale securities	(1,318)	1,197	(6,385)
Income tax on other comprehensive (expense)/income	(754)	(1,091)	1,368

Other comprehensive income/(expense) for the year, net of income tax	(186,424)	53,152	(1,463,726)

Total comprehensive income for the year	940,537	1,157,956	291,336

Total comprehensive income/(expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	984,187	1,146,681	363,504
Non-controlling interest	(43,650)	11,275	(72,168)

Total comprehensive income for the year	940,537	1,157,956	291,336

The notes on page F-10 to F-111 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Reserve for Non- Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Equity
Balance at 1 January 2008	1,636,204	—	434	256,834	5,481	—	669,598	3,224,526	5,793,077	138,128	5,931,205
Total comprehensive income
Profit for the year	—	—	—	—	—	—	—	1,836,824	1,836,824	(81,762)	1,755,062
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	—	(1,467,960)	—	(1,467,960)	9,594	(1,458,366)
Net change in fair value of available-for-sale securities, net of tax	—	—	—	—	(5,360)	—	—	—	(5,360)	—	(5,360)

Total other comprehensive income/(expense)	—	—	—	—	(5,360)	—	(1,467,960)	—	(1,473,320)	9,594	(1,463,726)

Total comprehensive income/(expense)	—	—	—	—	(5,360)	—	(1,467,960)	1,836,824	363,504	(72,168)	291,336

Increase in legal reserves	—	—	—	121,945	—	—	—	(121,945)	—	—	—
Dividends paid	—	—	—	—	—	—	—	(502,334)	(502,334)	(54,639)	(556,973)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	46,795	46,795
Change in reserve for non-controlling interest put option	—	—	—	—	—	(286,922)	—	—	(286,922)	—	(286,922)
Capital contribution granted	—	18,202	—	—	—	—	—	—	18,202	—	18,202

Balance at 31 December 2008	1,636,204	18,202	434	378,779	121	(286,922)	(798,362)	4,437,071	5,385,527	58,116	5,443,643

Balance at 1 January 2009	1,636,204	18,202	434	378,779	121	(286,922)	(798,362)	4,437,071	5,385,527	58,116	5,443,643
Total comprehensive income
Profit for the year	—	—	—	—	—	—	—	1,093,992	1,093,992	10,812	1,104,804
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	—	51,492	—	51,492	463	51,955
Net change in fair value of available-for-sale securities, net of tax	—	—	—	—	1,197	—	—	—	1,197	—	1,197

Total other comprehensive income/(expense)	—	—	—	—	1,197	—	51,492	—	52,689	463	53,152

Total comprehensive income/(expense)	—	—	—	—	1,197	—	51,492	1,093,992	1,146,681	11,275	1,157,956

Increase in legal reserves	—	—	—	105,512	—	—	—	(105,512)	—	—	—
Dividends paid	—	—	—	—	—	—	—	(713,297)	(713,297)	(31,083)	(744,380)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	(1,676)	(1,676)
Change in reserve for non-controlling interest put option	—	—	—	—	—	36,088	—	—	36,088	—	36,088
Capital contribution granted	—	4,570	—	—	—	—	—	—	4,570	—	4,570

Balance at 31 December 2009	1,636,204	22,772	434	484,291	1,318	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Reserve for Non- Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Equity
Balance at 1 January 2010	1,636,204	22,772	434	484,291	1,318	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201
Total comprehensive income
Profit for the year	—	—	—	—	—	—	—	1,170,176	1,170,176	(43,215)	1,126,961
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	(461)	(184,210)	—	(184,671)	(435)	(185,106)
Net change in fair value of available-for-sale securities, net of tax	—	—	—	—	(1,318)	—	—	—	(1,318)	—	(1,318)

Total other comprehensive income/(expense)	—	—	—	—	(1,318)	(461)	(184,210)	—	(185,989)	(435)	(186,424)

Total comprehensive income/(expense)	—	—	—	—	(1,318)	(461)	(184,210)	1,170,176	984,187	(43,650)	940,537

Increase in legal reserves	—	—	—	50,652	—	—	—	(50,652)	—	—	—
Dividends paid	—	—	—	—	—	—	—	(573,451)	(573,451)	(17,090)	(590,541)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	89	89
Change in reserve for non-controlling interest put option	—	—	—	—	—	(12,689)	—	—	(12,689)	—	(12,689)

Balance at 31 December 2010	1,636,204	22,772	434	534,943	—	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597

The notes on page F-10 to F-111 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	2010	2009	2008
Cash flows from operating activities
Profit for the year		1,126,961	1,104,804	1,755,062
Adjustments for:
Depreciation and impairment of fixed assets	12	515,515	384,257	433,942
Amortization of intangible assets	13	241,839	206,421	245,985
Net finance (income)	10	(237,628)	(254,582)	(393,671)
Income tax expense	11	320,799	340,093	549,758
Share of profit of equity accounted investees		(154,457)	(115,240)	(151,629)
(Gain)/loss on sale of property, plant and equipment		101	25,150	(6,931)
Gain on sale of subsidiary		—	—	(4,727)
Unrealized foreign exchange gain and loss on operating assets		(5,847)	88,572	(228,033)
Impairment losses on goodwill		23,499	61,835	—
Provision for impairment of trade receivables	18	126,257	75,379	68,550
Deferred income		(77,854)	(2,966)	(3,293)

		1,879,185	1,913,723	2,265,013
Change in trade receivables	18	(204,403)	(269,360)	(214,220)
Change in due from related parties	33	28,752	(20,312)	2,124
Change in inventories		3,083	(8,662)	(267)
Change in other current assets	19	(29,389)	(37,099)	(27,208)
Change in other non-current assets	16	(29,011)	(21,272)	(10,704)
Change in due to related parties	33	(3,775)	(6,290)	(6,541)
Change in trade and other payables		32,541	180,469	66,690
Change in other current liabilities		(96,118)	(115,306)	206,537
Change in other non-current liabilities	23	(14,051)	(82,893)	52,452
Change in employee benefits	25	2,690	942	5,773
Change in provisions	27	(45,102)	123,644	29,704

		1,524,402	1,657,584	2,369,353
Interest paid		(38,829)	(29,497)	(25,050)
Income tax paid		(322,754)	(395,024)	(687,292)
Dividends received		99,759	83,543	89,235

Net cash generated by operating activities		1,262,578	1,316,606	1,746,246

Cash flows from investing activities
Acquisition of property, plant and equipment		(912,097)	(1,044,165)	(603,568)
Acquisition of intangible assets	12	(132,827)	(723,507)	(193,219)
Proceeds from sale of property, plant and equipment	13	8,506	4,471	16,693
Proceeds from currency option contracts		12,147	10,549	14,655
Payment of currency option contracts premium		(4,988)	(1,150)	(4,970)
Acquisition of available-for-sale securities		(16,762)	(83,951)	(47,549)
Proceeds from sale of available-for-sale securities		70,528	32,015	78,542
Acquisition of subsidiary, net of cash acquired		—	—	(309,967)
Interest received		270,602	320,697	354,211

Net cash used in investing activities		(704,891)	(1,485,041)	(695,172)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		1,071,777	1,692,866	601,000
Loan transaction costs		(12,100)	(14,357)	—
Repayment of borrowings		(772,892)	(944,133)	(487,999)
Change in non-controlling interest		89	—	72,199
Proceeds from capital contribution		—	4,570	18,202
Dividends paid		(590,541)	(744,380)	(556,973)

Net cash used in financing activities		(303,667)	(5,434)	(353,571)

Net decrease/(increase) in cash and cash equivalents		254,020	(173,869)	697,503
Cash and cash equivalents at 1 January		3,090,242	3,255,420	3,093,175
Effects of foreign exchange rate fluctuations on cash and cash equivalents	20	(47,995)	8,691	(535,258)

Cash and cash equivalents at 31 December	20	3,296,267	3,090,242	3,255,420

The notes on page F-10 to F-111 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

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

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under the 2G License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) a treasury share equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 25 June 2005, the Turkish Government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

As at 31 December 2010, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related parties footnote. On the basis of publicly available information, Alfa Group, which previously held, indirectly through Cukurova Telecom Holdings Limited and Turkcell Holding AS, 13.2% of the Company’s shares, has reduced its stake to 4.99% following litigation with Telenor ASA (“Telenor Group”). On the basis of publicly available information, it is understood that Alfa Group sold 62.2% of its holdings in Alfa Telecom Turkey Limited (“ATTL”) to Visor Group affiliate Nadash International Holdings Inc. (“Nadash”) and Alexander Mamut’s Henri Services Limited (“HSL”) and in July 2010, redeemed these shares.

The consolidated financial statements of the Company as at and for the year ended 31 December 2010 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. Subsidiaries of the Company, their locations and their business are given in Note 34. The Company’s and each of its subsidiaries’, associate’s and joint venture’s financial statements are prepared as at and for the year ended 31 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The Company selected the presentation form of “function of expense” for the statement of income in accordance with IAS 1 “Presentation of Financial Statements”.

The Company reports cash flows from operating activities by using the indirect method in accordance with IAS 7 “Statement of Cash Flows”, whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

The consolidated financial statements as of and for the year ended 31 December 2010 were authorized for issue on 23 February 2011 by the Board of Directors and updated by the management for any subsequent events up until 18 April 2011.

Authority for restatement and approval of consolidated financial statements belongs to the same Board. Consolidated financial statements are approved by the Board of Directors by the recommendation of Audit Committee of the Company.

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

The consolidated financial statements are presented in US Dollars (“USD” or “$”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”), Ukranian Hryvnia (“HRV”) and Swedish Krona (“SEK”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of East Asian Consortium BV (“Eastasia”), Beltur BV, Surtur BV and Turkcell Europe is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is HRV. The functional currency of Belarusian Telecommunications Network (“Belarusian Telecom”) and FLLC Global Bilgi (“Global FLLC”) is Belarusian Roubles (“BYR”). The functional currency of Azerinteltek QSC (“AzerInteltek”) is Azerbaijan Manat.

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

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in Notes 4 and 32 and detailed analysis with respect to accounting estimates and critical judgments of allowance for doubtful receivables, useful lives or expected patterns of consumption of the future economic benefits embodied in depreciable assets, commission fees, revenue recognition and income taxes are provided below:

Key sources of estimation uncertainty

In Note 29, detailed analysis is provided for the foreign exchange exposure of the Group and risks in relation to foreign exchange movements.

Critical accounting judgments in applying the Group’s accounting policies

Certain critical accounting judgments in applying the Group’s accounting policies are described below:

Allowance for doubtful receivables

During the current year, the Group has changed its accounting estimates regarding the determination of allowance for doubtful receivables. Formerly, the allowance for doubtful receivables was based on management’s evaluation of the volume of the receivables outstanding, historical collection trends and general economic conditions. With the new accounting estimate, the Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable becomes longer.

This change is accounted as a change in accounting estimates in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. Based on the evaluation performed, the change in the estimates regarding the determination of allowance for doubtful receivables caused the following impact on bad debt provision expense:

	Previous accounting estimate	Current accounting estimate	Impact
Bad debt expense for the year ended 31 December 2010	127,921	126,257	1,664

Due to the impracticability, the Group has not disclosed the effect of the change for the future periods.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Useful lives of assets

The economic useful lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the licenses are based on the duration of the license agreements.

In accordance with IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”, the residual value and the useful life of an asset shall be reviewed at least at each financial year-end and, if expectations differ from previous estimates, the change(s) shall be accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. As part of yearly review of useful lives of assets, the Group made necessary evaluation by considering current technologic and economic conditions and recent business plans. Based on the evaluation performed, changes in the useful lives caused the following prospective impacts on depreciation and amortization charges;

	Previous accounting estimate	Current accounting estimate	Impact
Depreciation and amortization charge for the year ended 31 December 2010	765,280	757,354	7,926

Due to the impracticability, the Group has not disclosed the effect of the change for the future periods.

Commission fees

Commission fees relate to services performed in relation to betting games where the Group acts as an agent in the transaction rather than as a principal. In April 2009, the IASB issued amendments to the illustrative guidance in the appendix to IAS 18 “Revenue” in respect of identifying an agent versus a principal in a revenue-generating transaction. Based on this guidance; management considered the following factors in distinguishing between an agent and a principal:

•	The Group does not take the responsibility for fulfillment of the games.

•	The Group does not collect the proceeds from the final customer and it does not bear the credit risk.

•	The Group earns a pre-determined percentage of the total turnover.

Revenue recognition

In arrangements which include multiple elements, the Group considers the elements to be separate units of accounting in the arrangement. Total arrangement consideration relating to the bundled contracts is allocated among the different units according the following criteria:

•	the component has standalone value to the customer and

•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integrated part of the remaining components of the transaction.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Group management assesses the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Changes in accounting policies

Changes to the accounting policies are applied retrospectively and the prior period’s financial statements are restated accordingly. The Group did not make any major changes to accounting policies during the current year.

Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate. When it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in an accounting estimate.
The Group did not have any major changes in the accounting estimates during the current year except for the allowance for doubtful receivables and the useful lives of property, plant and equipment and intangible assets.

Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

The Company has for 2010 revised the manner in which it accounts for the impact of changes in foreign exchange rates in its statement of cash flows and has revised its presentation of prior periods, resulting in a change in the allocation of the impact of foreign exchange rate changes among “Operating activities”, “Effects of foreign exchange on statement of financial position items” and “Effect of foreign exchange rate changes on cash” in the statement of cash flows. The change relates to the impact of re-translation of the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

underlying functional currency cash flows into the presentation currency, the US Dollar. The Company believes that changes to prior periods are immaterial. The change in the statement of cash flows will not impact the Company’s previously reported statement of income, statement of comprehensive income, statement of financial positions or “Cash and cash equivalents” at the end of any period. The effect of the change on the statement of cash flows is as follows:

	For the year ended 31 December 2009
	As previously reported	Revisions	As Revised
Net cash from operating activities	1,294,935	21,671	1,316,606
Effects of foreign exchange on statement of financial position items	30,938	(30,938)	—
Effects of foreign exchange rate changes on cash	(576)	9,267	8,691
Cash and cash equivalents	3,090,242	—	3,090,242

	For the year ended 31 December 2008
	As previously reported	Revisions	As Revised
Net cash from operating activities	1,674,385	71,861	1,746,246
Effects of foreign exchange on statement of financial position items	(418,945)	418,945	—
Effects of foreign exchange rate changes on cash	(44,452)	(490,806)	(535,258)
Cash and cash equivalents	3,255,420	—	3,255,420

3.	Significant accounting policies

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

(ii)	Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of IFRS 3 “Business Combinations”. In business combinations under common control, assets and liabilities subject to business combination are accounted for at their carrying value in consolidated financial statements. Statements of income are

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

consolidated starting from the beginning of the financial year in which the business combination is realized. Financial statements of previous financial years are restated in the same manner in order to maintain consistency and comparability. Any positive or negative goodwill arising from such business combinations is not recognized in the consolidated financial statements. Residual balance calculated by netting off investment in subsidiary and the share acquired in subsidiary’s equity accounted for as equity transactions (i.e. transactions with owners in their capacity as owners).

(iii)	Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating decisions. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognized at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. The Group’s equity accounted investees as at 31 December 2010 are Fintur Holdings BV (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

(iv)	Transactions eliminated on consolidation

Intragroup balances and transactions and any unrealized income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(v)	Non-controlling interests

Where a put option is granted by the Group to the non-controlling interests shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognizes a liability for the present value of the estimated exercise price of the option. The interests of the non-controlling shareholders that hold such put options are derecognized when the financial liability is recognized. The corresponding interests attributable to the holder of the puttable non-controlling interests are presented as attributable to the equity holders of the parent and not as attributable to those non-controlling interests’ shareholders. The difference between the put option liability recognized and the amount of non-controlling interests’ shareholders derecognized is recorded under equity. Subsequent changes in the fair value of the put options granted to the non-controlling shareholders in existing subsidiaries are also recognized in equity, except the imputed interest on the liability is recognized in the consolidated statement of income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on translation of foreign currency transactions are recognized in the statement of income. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in the statement of income, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognized directly in equity.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD from the functional currency of the foreign operation at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to USD at monthly average exchange rates.

Foreign currency differences arising on retranslation are recognized directly in the foreign currency translation reserve, as a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, partially or fully, the relevant amount in the foreign currency translation reserve is transferred to the statement of income.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized directly in equity in the foreign currency translation reserve.

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

Assets and liabilities for each statement of financial position presented (including comparatives) are translated to USD at exchange rates at the statement of financial position date. Income and expenses for each statement of income (including comparatives) are translated to USD at monthly average exchange rates.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Foreign currency differences arising on retranslation are recognized directly in a separate component of equity.

(iv)	Net investment in foreign operations

Foreign currency differences arising from the translation of the net investment in foreign operations are recognized in the foreign currency translation reserve. They are transferred to the statement of income upon disposal of the foreign operations.

(c)	Financial instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments which are not recognized or designated as financial instruments at fair value through profit or loss are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Accounting for finance income and costs is discussed in Note 3(m).

•	Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in the statement of income when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in the statement of income.

•	Held-to-maturity financial assets

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Held-to-maturity financial assets are held-to-maturity investments that are measured at amortized cost using the effective interest method, less any impairment losses.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying investment securities as held-to-maturity for the current and the following two financial years.

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3(b)(i)), are recognized directly in equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the statement of income.

•	Estimated exercise price of put options

Under the terms of certain agreements, the Group is committed to acquire the interests owned by non-controlling shareholders in consolidated subsidiaries, if these non-controlling interests wish to sell their share of interests.

As the Group has unconditional obligations to fulfil its liabilities under these agreements, IAS 32 “Financial instruments: Disclosure and Presentation”, requires the value of such put option to be presented as a financial liability on the statement of financial position for the present value of the estimated option redemption amount. The Group accounts for such transactions under the anticipated acquisition method and the interests of non-controlling shareholders that hold such put option are derecognized when the financial liability is recognized. The Group accounts for the difference between the amount recognized for the exercise price of the put option and the carrying amount of non-controlling interests in equity.

•	Other

Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

(ii)	Derivative financial instruments

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

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in the statement of income when incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are recognized in the statement of income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

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

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or constructions of qualifying assets are capitalized as part of the cost of that asset.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains/losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income or other expenses in the statement of income.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in the statement of income.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of income as incurred.

(iii)	Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21–50 years
Mobile network infrastructure	6–8 years
Fixed network infrastructure	3–25 years
Call center equipment	5–8 years
Equipment, fixtures and fittings	4–5 years
Motor vehicles	4–5 years
Central betting terminals	10 years
Leasehold improvements	5 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

(e)	Intangible assets

(i)	GSM and other telecommunication operating licenses

GSM and other telecommunication operating licenses that are acquired by the Group are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below).

Amortization

Amortization is recognized in the statement of income on a straight line basis primarily by reference to the unexpired license period. The useful lives for the GSM and other telecommunication operating licenses are as follows:

GSM and other telecommunications licenses	3–25 years

In accordance with the new legislation issued by ICTA, the infrastructure operator authorization right of the Company’s subsidiary, Superonline Iletisim Hizmetleri AS (“Superonline”), has become infinite. As a result, Superonline revised the expected useful lives of its operating license and related fixed network equipment from 15 years to 25 years.

(ii)	Computer Software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Costs include the software development employee costs and an appropriate portion of relevant overheads.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Amortization

Amortization is recognized in the statement of income on a straight-line basis over the estimated useful lives from the date the software is available for use. The useful lives for computer software are as follows:

Computer software	3–8 years

(iii)	Other intangible assets

Intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)).

Indefeasible Rights of Use (“IRU”) correspond to the right to use a portion of the capacity of an asset granted for a fixed period of time. IRUs are recognized as an intangible asset when the Group has specific indefeasible right to use an identified portion of the underlying asset and the duration of the right is the major part of the underlying asset’s economic life. IRUs are amortized over the shorter of the expected period of use and the life of the contract.

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of income as incurred. Capitalized costs generally relate to the application of development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred.

Amortization

Amortization is recognized in the statement of income on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Transmission lines	10 years
Central betting system operating right	10 years
Customer base	2–8 years
Brand name	10 years
Customs duty and VAT exemption right	4.4 years

Amortization methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

Goodwill

From 1 January 2010 the Group has applied IFRS 3 (2008) “Business Combinations” in accounting for business combinations. The change in accounting policy has been applied prospectively and had no effect as there is no business combination in the current period.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

For acquisitions on or after 1 January 2010, the Group measures goodwill as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

When the excess is negative, a bargain purchase gain is recognized immediately in the statement of income.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment and an impairment loss on such an investment is not allocated to any asset including goodwill, that forms part of the carrying amount of the equity accounted investees.

(iv)	Internally generated intangible assets—research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible assets is the sum of expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is charged to the statement of income in the period in which it is incurred.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

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

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position.

(g)	Inventories

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2010, inventories mainly consist of simcards, scratch cards, handsets and modems.

(h)	Impairment

(i)	Financial assets

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

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to the statement of income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income.

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

As at and for the year ended 31 December 2010

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

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined from the cash-generating unit to which corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of income. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, therefore, is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

(i)	Employee benefits

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TL 2,623 as at 31 December 2010 (equivalent to full $1,697 as at 31 December 2010), which is effective from 1 January 2011, per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

(ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the statement of income when they are due.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

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

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The Group did not recognize any provision for onerous contracts as at 31 December 2010 (31 December 2009: nil).

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group makes a reliable estimate of the obligation.

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

The Group offers free right of use to its subscribers, and recognizes any unused portion of these free granted right of use as at the balance sheet date as deferred revenue. The Group does not have any other customer loyalty program in the scope of IFRIC 13 “Customer Loyalty Programmes”.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other goods/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Total arrangement considerations relating to the bundled contract are allocated among the different units according the following criteria:

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

Revenues allocated to handsets given in connection with campaigns, which is included in other revenue, is recognized when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

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

Simcard sales are recognized upfront upon delivery to distributors, net of returns, discounts and rebates. Simcard costs are also recognized upfront upon sale of the simcard to the distributors.

Call center revenues are recognized at the time services are rendered.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

Volume rebates or discounts and other contractual changes in the prices of roaming and other services are anticipated, as both the payer and the recipient, if it is probable that they have been earned or will take effect. Thus, contractual rebates and discounts are anticipated, but discretionary rebates and discounts are not anticipated because the definitions of asset and liability would not be met.

(l)	Lease payments

Payments made under operating leases are recognized in the statement of income on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

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

Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the underlying asset. At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

(m)	Finance income and costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), late payment interest income, interest income on contracted receivables, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on derivative instruments that are recognized in the statement of income. Interest income is recognized as it accrues, using the effective interest method.

Finance costs comprise interest expense on borrowings, litigation late payment interest expense, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or option premium expense.

Foreign currency gains and losses are reported on a net basis.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take considerable time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned by the temporary investment of the part of the borrowing not yet used is deducted against the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in the statement of income in the period in which they are incurred.

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

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of income except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Interest and penalties assessed on income tax deficiencies are presented based on their nature.

(p)	Earnings per share

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

(q)	Operating segment

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

The Group identified Turkcell, Euroasia and Belarusian Telecom as operating segments.

(r)	Subscriber acquisition costs

The Group capitalizes directly attributable subscriber acquisition costs when the following conditions are met:

•	the capitalized costs can be measured reliably;

•	there is a contract binding the customer for a specific period of time; and

•

it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract. In all other cases, subscriber acquisition costs are expensed when incurred.

(s)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the statement of income over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the statement of income on a straight-line basis over the expected useful lives of the related assets.

(t)	New standards and interpretations

The following new and revised Standards and Interpretations have been adopted in the current period and have affected the amounts reported and disclosures in these financial statements. Details of other standards and interpretations adopted in these financial statements but that have had no material impact on the financial statements are set out in this section.

(a)	New and Revised IFRSs do not affect presentation and disclosures

Amendments to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (as part of Improvements to IFRSs issued in 2009)

The amendments to IFRS 5 clarify that the disclosure requirements in IFRSs other than IFRS 5 do not apply to non-current assets (or disposal groups) classified as held for sale or discontinued operations unless those IFRSs require

(i)	specific disclosures in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations, or

(ii)	disclosures about measurement of assets and liabilities within a disposal group that are not within the scope of the measurement requirement of IFRS 5 and the disclosures are not already provided in the consolidated financial statements.

Since the Group does not have any assets in this context, disclosures in these consolidated financial statements have not been modified to reflect the above clarification.

Amendments to IAS 7, Statement of Cash Flows (as part of Improvements to IFRSs issued in 2009)

The amendments to IAS 7 specify that only expenditures that result in a recognized asset in the statement of financial position can be classified as investing activities in the statement of cash flows. The application of the amendments to IAS 7 has resulted in a change in the presentation of cash outflows in respect of development costs that do not meet the criteria in IAS 38, “Intangible Assets” for capitalization as part of an internally generated intangible asset. This change has been applied retrospectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Since, the development costs, which do not meet the criteria for capitalization, were included in cash flows from operating activities in the consolidated statement of cash flows of the previous periods, this amendment does not affect the consolidated financial statements.

(b)	New and Revised IFRSs affecting the reported financial performance and / or financial position

IFRS 3 (revised in 2008), Business Combinations and IAS 27 (revised in 2008), Consolidated and Separate Financial Statements

IFRS 3 (revised), “Business Combinations” and consequential amendments to IAS 27, “Consolidated and Separate Financial Statements”, IAS 28, “Investments in Associates” and IAS 31, “Interests in Joint Ventures” are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. The main impact of the adoption is as follows:

a)	to allow a choice on a transaction-by-transaction basis for the measurement of non-controlling interests (previously referred to as “minority interests”) either at fair value or at the non-controlling interests’ share of the fair value of the identifiable net assets of the acquiree,

b)	to change the recognition and subsequent accounting requirements for contingent consideration,

c)	to require that acquisition-related costs be accounted for separately from the business combination, generally leading to those costs being recognized as an expense in the statement of income as incurred,

d)	in step acquisitions, previously held interests are to be remeasured to fair value at the date of the subsequent acquisition with the value included in goodwill calculation. Gain or loss arising from the re-measurement shall be recognized as part of statement of income.

The application of IAS 27 (2008) has resulted in changes in the Group’s accounting policies for changes in ownership interests in subsidiaries.

Specifically, the revised Standard has brought clarification to the Group’s accounting policies regarding changes in ownership interests in its subsidiaries that do not result in loss of control. Under IAS 27 (2008), all such increases or decreases are dealt with in equity, with no impact on goodwill or profit or loss.

When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the revised Standard requires the Group to derecognize all assets, liabilities and non-controlling interests at their carrying amount and to recognize the fair value of the consideration received. Any retained interest in the former subsidiary is recognized at its fair value at the date control is lost. The resulting difference is recognized as a gain or loss in profit or loss.

These changes in accounting policies have been applied prospectively from 1 January 2010 in accordance with the relevant transitional provisions.

Since the non-controlling interests have a deficit balance, net loss amounting to $46,705 is accounted in non-controlling interests in accordance with IAS 27 (revised) in the current period. There have been no transactions whereby an interest in an entity is retained after the loss of control of that entity; there have been no transactions with non-controlling interests.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

IAS 28 (revised in 2008), “Investments in Associates”

The principle adopted under IAS 27 (2008) that a loss of control is recognized as a disposal and re-acquisition of any retained interest at fair value is extended by consequential amendments to IAS 28. Therefore, when significant influence over an associate is lost, the investor measures any investment retained in the former associate at fair value, with any consequential gain or loss recognized in profit or loss.

As part of Improvements to IFRSs issued in 2010, IAS 28 (2008) has been amended to clarify that the amendments to IAS 28 regarding transactions where the investor loses significant influence over an associate should be applied prospectively. The Group has applied the amendments to IAS 28 (2008) as part of Improvements to IFRSs issued in 2010 in advance of their effective dates (annual periods beginning on or after 1 July 2010).

There have been no transactions whereby an interest in an entity is retained after the loss of significant influence in that entity; there have been no transactions to acquire or dispose of shares in associates.

IFRIC 18, “Transfers of Assets from Customers”, is effective for transfer of assets received on or after 1 July 2009. This interpretation is applied by the Group for the revenue recognition of assets transferred to its customers.

(c)	New and Revised IFRSs applied with no material effect on the consolidated financial statements

The following new and revised IFRSs have also been adopted in these consolidated financial statements. The application of these new and revised IFRSs has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

IFRIC 17, “Distributions of non-cash assets to owners”, is effective for annual periods beginning on or after 1 July 2009. This is not currently applicable to the Group, as it has not made any non-cash distributions.

“Additional exemptions for first-time adopters” (Amendment to IFRS 1) was issued in July 2009. The amendments are required to be applied for annual periods beginning on or after 1 January 2010. This is not relevant to the Group, as it is an existing IFRS preparer.

IFRS 2, “Share-based Payments—Group Cash-settled Share Payment Arrangements” is effective for annual periods beginning on or after 1 January 2010. This is not currently applicable to the Group, as the Group does not have share-based payment plans.

Amendments to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” (as part of Improvements to IFRSs issued in 2008) clarify that all the assets and liabilities of a subsidiary should be classified as held for sale when the Group is committed to a sale plan involving loss of control of that subsidiary, regardless of whether the Group will retain a non-controlling interest in the subsidiary after the sale.

Improvements to International Financial Reporting Standards 2009 were issued in April 2009. The improvements cover 12 main standards/interpretations as follows: IFRS 2, “Share-based Payments”, IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”, IFRS 8, “Operating Segments”, IAS 1, “Presentation of Financial Statements”, IAS 7, “Statement of Cash Flows”, IAS 17, “Leases”, IAS 18, “Revenue”, IAS 36, “Impairment of Assets”, IAS 38, “Intangible Assets”, IAS 39, “Financial Instruments: Recognition and Measurement”, IFRIC 9, “Reassessment of Embedded Derivatives”,

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

IFRIC 16, “Hedges of Net Investment in a Foreign Operation”. The effective dates vary standard by standard but most are effective 1 January 2010.

(d)	New and Revised IFRSs in issue but not yet effective

IFRS 1 (amendments), “First-time Adoption of IFRS—Additional Exemptions”

Amendments to IFRS 1 which are effective for annual periods on or after 1 July 2010 provide limited exemption for first time adopters to present comparative IFRS 7 fair value disclosures.

On 20 December, IFRS 1 is amended to provide relief for first-time adopters of IFRSs from having to reconstruct transactions that occurred before their date of transition to IFRSs and to provide guidance for entities emerging from severe hyperinflation either to resume presenting IFRS financial statements or to present IFRS financial statements for the first time.

These amendments are not relevant to the Group, as it is an existing IFRS preparer.

IFRS 7, “Financial Instruments: Disclosures”

In October 2010, IFRS 7, “Financial Instruments: Disclosures” is amended by IASB as part of its comprehensive review of off balance sheet activities. The amendments will allow users of financial statements to improve their understanding of transfer transactions of financial assets (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendment will be effective for annual periods beginning on or after 1 July 2011. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRS 9, “Financial Instruments: Classification and Measurement”

In November 2009, the first part of IFRS 9 relating to the classification and measurement of financial assets was issued. IFRS 9 will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard requires an entity to classify its financial assets on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset, and subsequently measure the financial assets as either at amortized cost or at fair value. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not had an opportunity to consider the potential impact of the adoption of this standard.

IAS 24 (Revised 2009), “Related Party Disclosures”

In November 2009, IAS 24 Related Party Disclosures was revised. The revision to the standard provides government related entities with a partial exemption from the disclosure requirements of IAS 24. The revised standard is mandatory for annual periods beginning on or after 1 January 2011. The Group does not expect any impact of the adoption of this amendment on the financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

IAS 32 (Amendments), “Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements”

The amendments to IAS 32 and IAS 1 are effective for annual periods beginning on or after 1 February 2010. The amendments address the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously, such rights issues were accounted for as derivative liabilities. However, the amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. The Group has not yet had an opportunity to consider the potential impact of the adoption of this amendment to the standard.

IFRIC 14 (Amendments), “Pre-payment of a Minimum Funding Requirement”

Amendments to IFRIC 14 are effective for annual periods beginning on or after 1 January 2011. The amendments affect entities that are required to make minimum funding contributions to a defined benefit pension plan and choose to pre-pay those contributions. The amendment requires an asset to be recognized for any surplus arising from voluntary pre-payments made. The Group does not expect any impact of the adoption of this amendment on the financial statements.

IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”

IFRIC 19 is effective for annual periods beginning on or after 1 July 2010. IFRIC 19 addresses only the accounting by the entity that issues equity instruments in order to settle, in full or part, a financial liability. The Group has not yet had an opportunity to consider the potential impact of the adoption of this amendment to the standard.

IAS 12, “Income Taxes”

In December 2010, IAS 12 is amended. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, “Investment Property”. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will normally be through sale. The amendment will be effective for annual periods beginning on or after 1 January 2012. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

Annual Improvements, May 2010

Further to the above amendments and revised standards, the IASB has issued Annual Improvements to IFRSs in May 2010 that cover 7 main standards/interpretations as follow: IFRS 1, “First-time Adoption of International Financial Reporting Standards”, IFRS 3, “Business Combinations,” IFRS 7, “Financial Instruments: Disclosures”, IAS 1, “Presentation of Financial Statements”, IAS 27, “Consolidated and Separate Financial Statements”, IAS 34, “Interim Financial Reporting” and IFRIC 13, “Customer Loyalty Programmes”. With the exception of amendments to IFRS 3 and IAS 27 which are effective on or after 1 July 2010, all other amendments are effective on or after 1 January 2011. Early adoption of these amendments is allowed. The Group has not yet had an opportunity to consider the potential impact of the adoption of these amendments to the standards.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

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

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, willingly. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii)	Intangible assets

The fair value of the brand acquired in the Superonline Uluslararas1 Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri AS business combination is based on the discounted estimated royalty payments that have been avoided as a result of the brand being owned. The fair value of customer base acquired in the Superonline business combination are valued using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of the custom duty and VAT exemption agreement in the Belarusian Telecom business combination is based on the incremental cash flows method (cost saving approach) and this was used for the valuation analysis.

The fair value of mobile telephony licenses (GSM&UMTS) in the Belarusian Telecom business combination is based on the Greenfield (build-out) method, which is estimated to be appropriate and commonly used for the valuation of licenses, and this was used for the valuation analysis.

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

As at and for the year ended 31 December 2010

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

(vii)	Exercise price of financial liability related to non-controlling share put option

The Group measures the estimated exercise price of the financial liability originating from put options granted to non-controlling interests as the present value of estimated option redemption amount. Present value of the estimated option redemption amount is based on the fair value of estimation for the company subject to the put option.

The Group has estimated a value based on multiple approaches in grant to share purchase agreement including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted back to 31 December 2010.

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

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit.

The exchange rates were very volatile in 2009 but with a generally positive trend due to developments in the global markets as well as Turkish politics. The improved perception of global risk helped emerging market currencies appreciate in the second half of 2009. TL appreciated against USD by 0.4% and depreciated against EUR by 0.9%, HRV depreciated against USD by 3.7% and BYR depreciated against USD by 30.1% as at 31 December 2009 when compared to the exchange rates as at 31 December 2008. As at 31 December 2010, TL depreciated against USD by 2.7% and appreciated against EUR by 5.1%, HRV appreciated against USD by 0.3% and BYR depreciated against USD by 4.8% when compared to the exchange rates as at 31 December 2009. Please refer to Note 29 for additional information on the Group’s exposure to this turmoil.

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

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, aging profile, maturity and existence of previous financial difficulties. Trade receivables and accrued service income are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade receivables.

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

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of trade and other receivables. This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on the age of the balances and historical collection trends.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Group’s policy is to provide financial guarantees only to wholly-owned subsidiaries. At 31 December 2010, $1,324,604 guarantees were outstanding (31 December 2009: $1,102,672).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

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

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, deferred payments related to the acquisition of Belarusian Telecom and financial liability in relation to put option for the acquisition of non-controlling shares of Belarusian Telecom that are denominated in a currency other than the respective functional currencies of Group entities, primarily TL for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR, USD and SEK.

Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates. The Group uses forward exchange contracts to hedge its currency risk.

The Group’s investments in its equity accounted investee Fintur and its subsidiaries in Ukraine, Republic of Belarus, Azerbaijan and Germany are not hedged with respect to the currency risk arising from the net assets as those net investments are considered to be long-term in nature.

Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group’s financial liabilities mostly consist of floating interest rate borrowings. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy. In this respect, the Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 31 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Operating segments

The Group has three reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. These strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economical conditions.

The Group comprises the following main operating segments: Turkcell, Euroasia and Belarusian Telecom, all of which are GSM operators in their countries.

Other operations mainly include companies operating in telecommunication and betting businesses and companies provide internet and broadband services, call center and value added services.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses. Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Total external revenues	5,294,104	5,176,105	334,006	350,045	48,918	17,356	305,065	246,466	5,982,093	5,789,972
Intersegment revenue	14,682	22,784	5,252	1,033	63	76	386,404	304,118	406,401	328,011
Reportable segment adjusted EBITDA	1,751,094	1,819,250	64,455	20,150	(32,564)	(38,318)	213,655	144,989	1,996,640	1,946,071
Finance income	255,417	304,321	763	2,093	753	1,411	60,213	75,783	317,146	383,608
Finance costs	(34,569)	(162,939)	(43,974)	(54,921)	(28,527)	(12,513)	(66,143)	(32,975)	(173,213)	(263,348)
Depreciation and amortization	(474,703)	(396,259)	(120,407)	(79,874)	(80,826)	(52,749)	(92,034)	(67,920)	(767,970)	(596,802)
Share of profit of equity accounted investees	—	—	—	—	—	—	122,839	78,448	122,839	78,448
Capital expenditure	538,776	1,239,477	66,727	216,445	120,061	87,938	386,119	291,020	1,111,683	1,834,880
Other material non-cash items:
Impairment on goodwill	—	—	—	—	23,499	61,835	—	—	23,499	61,835

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Total external revenues	5,176,105	6,170,419	350,045	436,716	17,356	380	246,466	362,893	5,789,972	6,970,408
Intersegment revenue	22,784	41,944	1,033	1,977	76	2	304,118	292,303	328,011	336,226
Reportable segment adjusted EBITDA	1,819,250	2,383,940	20,150	32,330	(38,318)	(5,827)	144,989	181,671	1,946,071	2,592,114
Finance income	304,321	667,318	2,093	6,344	1,411	100	75,783	81,423	383,608	755,185
Finance cost	(162,939)	(100,710)	(54,921)	(262,917)	(12,513)	(1,250)	(32,975)	(76,006)	(263,348)	(440,883)
Depreciation and amortization	(396,259)	(528,465)	(79,874)	(100,986)	(52,749)	(8,922)	(67,920)	(42,885)	(596,802)	(681,258)
Share of profit of equity accounted investees	—	—	—	—	—	—	78,448	102,990	78,448	102,990
Capital expenditure	1,239,477	404,651	216,445	155,762	87,938	550,926	291,020	277,251	1,834,880	1,388,590
Other material non-cash items:
Impairment on goodwill	—	—	—	—	61,835	—	—	—	61,835	—

	As at 31 December 2010 and 2009
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Reportable segment assets	3,860,173	3,730,420	616,375	702,847	517,312	517,718	1,045,535	773,103	6,039,395	5,724,088
Investment in associates	—	—	—	—	—	—	399,622	383,490	399,622	383,490
Reportable segment liabilities	1,092,496	1,305,206	153,927	189,875	83,161	56,982	198,780	143,607	1,528,364	1,695,670

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Reconciliations of reportable segment revenues, adjusted EBITDA, assets and liabilities and other material items:

	2010	2009	2008
Revenues
Total revenue for reportable segments	5,697,025	5,567,399	6,651,438
Other revenue	691,469	550,584	655,196
Elimination of inter-segment revenue	(406,401)	(328,011)	(336,226)

Consolidated revenue	5,982,093	5,789,972	6,970,408

	2010	2009	2008
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	1,782,985	1,801,082	2,410,443
Other adjusted EBITDA	213,655	144,989	181,671
Elimination of inter-segment adjusted EBITDA	(39,268)	(20,738)	(11,833)

Consolidated adjusted EBITDA	1,957,372	1,925,333	2,580,281

Finance income	277,130	329,550	442,099
Finance costs	(102,662)	(187,514)	(136,769)
Other income	14,668	978	14,136
Other expense	(64,233)	(111,220)	(17,990)
Share of profit of equity accounted investees	122,839	78,448	102,990
Depreciation and amortization	(757,354)	(590,678)	(679,927)

Consolidated profit before income tax	1,447,760	1,444,897	2,304,820

	2010	2009	2008
Finance income
Total finance income for reportable segments	256,933	307,825	673,762
Other finance income	60,213	75,783	81,423
Elimination of inter-segment finance income	(40,016)	(54,058)	(313,086)

Consolidated finance income	277,130	329,550	442,099

	2010	2009	2008
Finance costs
Total finance costs for reportable segments	107,070	230,373	364,877
Other finance costs	66,143	32,975	76,006
Elimination of inter-segment finance costs	(70,551)	(75,834)	(304,114)

Consolidated finance costs	102,662	187,514	136,769

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	2010	2009	2008
Depreciation and amortization
Total depreciation and amortization for reportable segments	675,936	528,882	638,373
Other depreciation and amortization	92,034	67,920	42,885
Elimination of inter-segment depreciation and amortization	(10,616)	(6,124)	(1,331)

Consolidated depreciation and amortization	757,354	590,678	679,927

	2010	2009	2008
Capital expenditure
Total capital expenditure for reportable segments	725,564	1,543,860	1,111,339
Other capital expenditure	386,119	291,020	277,251
Elimination of inter-segment capital expenditure	(33,101)	(65,606)	(24,012)

Consolidated capital expenditure	1,078,582	1,769,274	1,364,578

	2010	2009
Assets
Total assets for reportable segments	4,993,860	4,950,985
Other assets	1,045,535	773,103
Investments in equity accounted investees	399,622	383,490
Other unallocated assets	3,355,545	3,213,188

Consolidated total assets	9,794,562	9,320,766

	2010	2009
Liabilities
Total liabilities for reportable segments	1,329,584	1,552,063
Other liabilities	198,780	143,607
Other unallocated liabilities	2,032,601	1,728,895

Consolidated total liabilities	3,560,965	3,424,565

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	2010	2009	2008
Revenues
Turkey	5,522,387	5,348,500	6,456,165
Ukraine	334,006	350,045	436,716
Belarus	48,918	17,356	380
Turkish Republic of Northern Cyprus	76,782	74,071	77,147

	5,982,093	5,789,972	6,970,408

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	2010	2009
Non-current assets
Turkey	3,746,557	3,437,909
Ukraine	607,704	634,068
Belarus	497,798	507,729
Turkish Republic of Northern Cyprus	65,222	66,656
Unallocated non-current assets	439,743	420,303

	5,357,024	5,066,665

7.	Revenue

	2010	2009	2008
Communication fees	5,670,215	5,557,335	6,576,857
Monthly fixed fees	75,420	42,493	65,081
Commission fees on betting business	31,195	42,652	176,237
Call center revenues	25,199	17,426	16,604
Simcard sales	22,900	22,855	28,189
Other revenues	157,164	107,211	107,440

	5,982,093	5,789,972	6,970,408

8.	Other Expenses

Other expenses amount to $64,233, $111,220 and $17,990 for the years ended 31 December 2010, 2009 and 2008, respectively.

Other expenses comprises impairment change recognized on goodwill arising from the acquisition of Belarusian Telecom amounting to $23,499, penalty imposed as a result of investigation of ICTA on tariff plans, VAS service subscriptions and charging applications of the Company amounting to $13,987, $4,957 and $2,090, respectively, Special Communication Tax (“SCT”) and VAT calculated on roaming services that had to be collected from subscribers as a result of tax settlement amounting to $12,900 and provision set for SCT on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007 amounting to $5,825 based on the previous settlement gains. Besides, provision set for the SCT on the discounts applied to distributors for prepaid scratch card sales in 2003 and 2004 was $14,539 as of 31 December 2009. However, it has been settled at $2,765 and the difference is reflected to “other expense” as income.

9.	Personnel expenses

	2010	2009	2008
Wages and salaries(*)	485,214	400,880	501,327
Increase in employee benefits	10,879	7,884	8,083
Contributions to defined contribution plans	5,243	3,694	4,182

	501,336	412,458	513,592

(*)	Wages and salaries include compulsory social security contributions and bonuses.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Finance income and costs

Recognized in the statement of income:

	2010	2009	2008
Interest income on bank deposits	196,418	224,160	359,408
Late payment interest income	42,064	49,037	43,479
Interest income on contracted receivables	12,345	31,178	—
Premium income on option contracts	12,147	10,549	14,655
Interest income on available-for-sale financial assets	1,121	6,308	8,328
Net gain on disposal of available-for-sale financial assets transferred from equity	1,318	2,084	6,494
Discount interest income	886	1,052	5,053
Other interest income	10,831	5,182	4,682

Finance income	277,130	329,550	442,099

Litigation late payment interest expense	(258)	(97,016)	(30,501)
Interest expense on financial liabilities measured at amortized cost	(66,086)	(76,763)	(51,448)
Option premium expense	(4,988)	(1,150)	(4,970)
Net foreign exchange loss	(13,778)	(576)	(44,452)
Other	(17,552)	(12,009)	(5,398)

Finance cost	(102,662)	(187,514)	(136,769)

Net finance income	174,468	142,036	305,330

Late payment interest income is interest received from subscribers who pay monthly invoices after the due date specified on the invoices.

Interest income on contracted receivables is recognized over the amount related to the handset campaigns throughout the contract period.

Litigation late payment interest expense is recognized in relation to legal disputes. Litigation late payment interest expense comprises accrued interest amounting to $10,235 calculated over SCT and VAT from roaming services that had to be collected from subscribers as a result of tax settlement and accrued interest amounting to $8,428 calculated over SCT on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007 which is calculated based on the previous settlement gains. Besides, accrued interests calculated over SCT on the discounts applied to distributors for prepaid scratch card sales in 2003 and 2004 was $28,400 as of 31 December 2009. However, after settlement, it has been calculated as $5,671 and the difference is reflected to “litigation late payment interest expense” as income. Detailed explanations are given in Note 32.

Borrowings costs capitalized on fixed assets are $11,127, $1,602 and $11,375 for the year ended 31 December 2010, 2009 and 2008, respectively. Interest capitalization ratio is 17.6%, 5.6% and 26.1% for the year ended 31 December 2010, 2009 and 2008 respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Income tax expense

	2010	2009	2008
Current tax expense
Current period	(336,914)	(353,389)	(567,169)

Deferred tax benefit	(336,914)	(353,389)	(567,169)
Origination and reversal of temporary differences	13,321	9,574	14,893
Benefit of investment incentives recognized	1,187	1,892	2,518
Utilization of previously unrecognized tax losses	1,607	1,830	—

	16,115	13,296	17,411

Total income tax expense	(320,799)	(340,093)	(549,758)

Income tax recognized directly in equity

	Before tax	Tax (expense)/ benefit	Net of tax
2010
Foreign currency translation differences	(184,352)	(754)	(185,106)
Net change in fair value of available-for-sale securities	(1,318)	—	(1,318)

	(185,670)	(754)	(186,424)

2009
Foreign currency translation differences	53,046	(1,091)	51,955
Net change in fair value of available-for-sale securities	1,197	—	1,197

	54,243	(1,091)	53,152

2008
Foreign currency translation differences	(1,458,709)	343	(1,458,366)
Net change in fair value of available-for-sale securities	(6,385)	1,025	(5,360)

	(1,465,094)	1,368	(1,463,726)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Reconciliation of effective tax rate

The reported income tax expense for the years ended 31 December 2010, 2009 and 2008 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		2010		2009		2008
Profit for the year		1,126,961		1,104,804		1,755,062
Total income tax expense		320,799		340,093		549,758

Profit before income tax		1,447,760		1,444,897		2,304,820

Income tax using the Company’s domestic tax rate	20%	(289,552)	20%	(288,979)	20%	(460,964)
Effect of tax rates in foreign jurisdictions	(1)%	12,367	(1)%	10,041	(1)%	17,909
Tax exempt income	—	676	—	1,041	—	6,178
Non-deductible expenses	1%	(19,300)	2%	(29,444)	2%	(42,206)
Tax incentives	—	1,187	—	1,892	—	2,518
Utilization of previously unrecognized tax losses	—	1,607	—	1,830	—	—
Unrecognized deferred tax assets	3%	(47,623)	3%	(48,963)	4%	(83,841)
Difference in effective tax rate of equity accounted investees	(2)%	22,893	(1)%	17,602	(1)%	22,937
Other	—	(3,054)	—	(5,113)	1%	(12,289)

Total income tax expense		(320,799)		(340,093)		(549,758)

The income taxes payable of $96,080 and $93,260 as at 31 December 2010 and 2009, respectively, represents the amount of income taxes payable in respect of related taxable profit for the years ended 31 December 2010 and 2009, respectively netted off with advance tax payments.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Property, plant and equipment

	Balance at 1 January 2009	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates	Balance at 31 December 2009
Cost or deemed cost
Network infrastructure (All Operational)	4,636,948	219,664	(344,581)	704,608	—	17,901	5,234,540
Land and buildings	269,094	8,227	—	1,765	—	(6,342)	272,744
Equipment, fixtures and fittings	280,986	7,831	(9,777)	31,637	—	713	311,390
Motor vehicles	14,737	1,569	(1,067)	—	—	(334)	14,905
Leasehold improvements	132,628	4,232	(3,745)	1,138	—	490	134,743
Construction in progress	436,107	804,244	—	(739,148)	—	(50,153)	451,050

Total	5,770,500	1,045,767	(359,170)	—	—	(37,725)	6,419,372

Accumulated depreciation
Network infrastructure (All Operational)	3,202,862	310,051	(316,821)	—	39,298	38,013	3,273,403
Land and buildings	82,300	16,518	—	—	—	587	99,405
Equipment, fixtures and fittings	260,872	15,243	(9,031)	—	—	(724)	266,360
Motor vehicles	12,092	956	(1,029)	—	—	8	12,027
Leasehold improvements	116,304	2,191	(3,047)	—	—	507	115,955

Total	3,674,430	344,959	(329,928)	—	39,298	38,391	3,767,150

Total property, plant and equipment	2,096,070	700,808	(29,242)	—	(39,298)	(76,116)	2,652,222

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Balance at 1 January 2010	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates	Balance at 31 December 2010
Cost or deemed cost
Network infrastructure (All operational) Operational)	5,234,540	233,239	(694,108)	986,357	—	(121,879)	5,638,149
Land and buildings	272,744	15,711	—	—	—	(6,845)	281,610
Equipment, fixtures and fittings	311,390	11,626	(2,205)	(35,347)	—	(6,755)	278,709
Motor vehicles	14,905	3,763	(1,901)	—	—	(426)	16,341
Leasehold improvements	134,743	6,167	(968)	—	—	(3,436)	136,506
Construction in progress	451,050	703,191	(3,592)	(936,992)	(1,174)	(10,083)	202,400

Total	6,419,372	973,697	(702,774)	14,018	(1,174)	(149,424)	6,553,715

Accumulated depreciation
Network infrastructure (All operational)	3,273,403	420,601	(690,051)	18,229	63,673	(85,994)	2,999,861
Land and buildings	99,405	10,124	—	—	—	(2,779)	106,750
Equipment, fixtures and fittings	266,360	15,196	(1,709)	(16,921)	—	(10,742)	252,184
Motor vehicles	12,027	1,841	(1,686)	—	—	(355)	11,827
Leasehold improvements	115,955	2,906	(721)	—	—	(3,068)	115,072

Total	3,767,150	450,668	(694,167)	1,308	63,673	(102,938)	3,485,694

Total property, plant and equipment	2,652,222	523,029	(8,607)	12,710	(64,847)	(46,486)	3,068,021

Depreciation expenses for the years ended 31 December 2010, 2009 and 2008 are $515,515, $384,257 and $433,942, respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the years ended 31 December 2010, 2009 and 2008 are $64,847, $39,298 and $7,688, respectively and recognized in depreciation expense.

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2010, net carrying amount of fixed assets acquired under finance leases amounted to $82,944 (31 December 2009: $65,844).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Property, plant and equipment under construction

Construction in progress mainly consisted of capital expenditures in GSM network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and Belarusian Telecom and non-operational items as at 31 December 2010 and 2009.

As at 31 December 2010, a mortgage is placed on Izmir building in favour of Yap1 ve Kredi Bankas1 A.S., Interbank A.S. and Pamukbank T.A.S founded at 25 August 1992 amounting to $970 (31 December 2009: $996) and also on Davutpasa building in favour of Pamukbank T.A.S founded at 11 December 1997 amounting to $323 (31 December 2009: $332) due to previous debts of BMC Sanayi ve Ticaret A.S. Those buildings were sold to the Company with their mortgages. Since the debts of BMC Sanayi ve Ticaret A.S. were paid and the Company has no liability to Savings Deposit Insurance Fund (“SDIF”) related to Interbank A.S. and Pamukbank T.A.S., the Company asked for the release of mortgage on Izmir building on 13 March 2006. However, the mortgage is still valid due to the outstanding debts of Cukurova Group to SDIF.

13.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $364,349 as at 31 December 2010 (31 December 2009: $404,636). The amortization period of the license will end in 2023.

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. The carrying amount is $456,221 as at 31 December 2010 (31 December 2009: $493,982).

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets are tested for impairment as at 31 December 2010. As the recoverable amounts of the assets or cash-generating unit are greater than the value in use, no impairment is recognized. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2010, impairment test for long-lived assets of Astelit and A-Tel, is made on the assumption that Astelit and A-Tel are the cash generating unit. As the recoverable amounts based on the value in use of cash generating units is higher than the carrying amount of cash-generating units of Astelit and A-Tel, no impairment is recognized. The assumptions used in value in use calculation of Astelit and A-Tel as at 31 December 2010 are:

Astelit: A 15.7% post-tax WACC rate and a 2.5% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal is obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes is 18.9%

A-Tel: A 14.2% post-tax WACC rate and a 4.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal is obtained for fair value to determine recoverable amounts for A-Tel. The pre-tax rate for disclosure purposes is 14.2%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Balance at 1 January 2010	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2010
Cost
GSM and other telecommunication operating licenses	1,465,898	400	—	2,815	—	(47,678)	1,421,435
Computer software	1,951,060	36,831	—	79,617	—	(47,792)	2,019,716
Transmission lines	33,189	284	—	—	—	(858)	32,615
Central betting system operating right	5,527	339	—	—	—	(144)	5,722
Indefeasible right of usage	—	22,531	—	—	—	—	22,531
Brand name	4,676	—	—	—	—	(122)	4,554
Customer base	6,398	—	—	—	—	(167)	6,231
Customs duty and VAT exemption right	51,325	—	—	—	—	(1,338)	49,987
Goodwill	184,356	—	—	—	(23,499)	(19,600)	141,257
Other	2,298	532	—	—	—	(48)	2,782
Construction in progress	5,562	94,441	—	(96,449)	—	(928)	2,626

Total	3,710,289	155,358	—	(14,017)	(23,499)	(118,675)	3,709,456

Accumulated amortization
GSM and other telecommunication operating licenses	407,800	70,847	—	—	—	(12,915)	465,732
Computer software	1,355,842	155,714	—	(1,307)	—	(38,140)	1,472,109
Transmission lines	26,040	1,734	—	—	—	(767)	27,007
Central betting system operating right	4,016	210	—	—	—	(110)	4,116
Indefeasible right of usage	—	1,543	—	—	—	—	1,543
Brand name	584	468	—	—	—	(28)	1,024
Customer base	1,996	654	—	—	—	(69)	2,581
Customs duty and VAT exemption right	15,553	10,595	—	—	—	(686)	25,462
Other	477	74	—	—	—	20	571

Total	1,812,308	241,839	—	(1,307)	—	(52,695)	2,000,145

Total intangible assets	1,897,981	(86,481)	—	(12,710)	(23,499)	(65,980)	1,709,311

Amortization expenses on intangible assets other than goodwill for the years ended 31 December 2010, 2009 and 2008 are $241,839, $206,421 and $245,985 respectively including impairment losses and recognized in direct cost of revenues. The impairment losses on goodwill for the year ended 31 December 2010, 2009 and 2008 are $23,499, $61,835 and nil respectively recognized in other expenses in the consolidated statement of income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized costs is $29,142 for the year ended 31 December 2010 (31 December 2009: $24,987).

Superonline, a wholly owned subsidiary of the Group, won the tender of BOTAS for indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years, including the right to install additional fiber optic cables and the right to use the capacity of these fiber optic cables for the same period. Superonline will pay EUR 20,900 to BOTAS for the right and this transaction has been considered as a finance lease as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS and Superonline will make significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease. The Group recognized indefeasible right of use amounting to $22,531 which is calculated as the present value of payments to be made to BOTAS till the year 2024.

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Superonline as at 31 December 2010.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in EBITDA, calculated as results from operating activities before depreciation and amortization and other income/(expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarusian Telecom

As at 31 December 2010, the aggregate carrying amount of goodwill allocated to Belarusian Telecom is $120,112 and goodwill arising from the acquisition of Belarusian Telecom was impaired by $23,499 following the adverse movements in the discount and growth rates and adverse performance against previous plans. The impairment loss was allocated fully to goodwill and is included in other expense. Value in use was determined by discounting the future cash flows generated from the continuing use of the unit. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of goodwill impairment testing is taken as 7 years between 1 January 2011 and 31 December 2017.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0% which does not exceed the estimated average growth rate for the country.

A post-tax discount rate WACC of 14.4% was applied in determining the recoverable amount of the unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes is 17.2%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Superonline

As at 31 December 2010, the aggregate carrying amount of goodwill allocated to Superonline is $21,145. As the recoverable values based on the value in use of the cash generating units is estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2010. The calculation of the value in use was based on the following key assumptions:

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

The projection period for the purposes of goodwill impairment testing is taken as 8 years between 1 January 2011 and 31 December 2018.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 2.5%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.

A post-tax discount rate WACC of 15.8% was applied in determining the recoverable amount of the unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre tax cash flows at pre-tax discount rate give same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 18.3%.

After the acquisition of Superonline Uluslararasi Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri AS (“Superonline Uluslararasi”) in 2008, management merged Superonline Uluslararasi’s operations with its wholly owned subsidiary, Tellcom Iletisim Hizmetleri AS (“Tellcom”) in May 2009. With the merger, Superonline Uluslararasi and Tellcom seized to be separate cash generating units and merged as one cash generating unit under the brand name of Superonline. Therefore, the business plans used for the purpose of the impairment testing represents the merged entities operations. The registered name of the entity was changed from Tellcom Iletisim Hizmetleri AS to Superonline Iletisim Hizmetleri AS with General Assembly Meeting note dated 20 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the years ended 31 December 2010, 2009 and 2008 are $122,839, $78,448 and $102,990, respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-controlling interest	Equity attributable to parent	Total liabilities and equity
31 December 2010
Fintur (associate)	41.45%	451,598	1,578,669	2,030,267	289,785	811,749	439,495	489,238	2,030,267
A-Tel (joint venture)*	50.00%	48,888	181,414	230,302	1,078	37,216	—	192,008	230,302

		500,486	1,760,083	2,260,569	290,863	848,965	439,495	681,246	2,260,569

31 December 2009
Fintur (associate)	41.45%	423,754	1,491,371	1,915,125	250,133	804,271	405,846	454,875	1,915,125
A-Tel (joint venture)*	50.00%	46,069	196,524	242,593	6,539	39,476	—	196,578	242,593

		469,823	1,687,895	2,157,718	256,672	843,747	405,846	651,453	2,157,718

	Revenues	Direct cost of revenues	Profit/Loss
2010
Fintur	1,736,576	(692,757)	369,516
A-Tel	63,235	(56,683)	2,923

	1,799,811	(749,440)	372,439

2009
Fintur	1,605,022	(665,749)	310,945
A-Tel	73,897	(77,625)	(8,529)

	1,678,919	(743,374)	302,416

2008
Fintur	1,823,095	(739,410)	364,545
A-Tel	98,129	(83,128)	1,888

	1,921,224	(822,538)	366,433

*	Figures mentioned in the above table includes fair value adjustments that arose during acquisition of A-Tel.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Company’s investment in Fintur and A-Tel amounts to $303,618 and $96,004 respectively as at 31 December 2010 (31 December 2009: $285,597 and $97,893).

During 2009, Fintur distributed a total dividend of $200,000. The Group received its share of dividend in December 2009 at the amount of $82,900 and decreased its investment in Fintur by $82,900.

In 2010, Fintur has decided to distribute two dividends amounting to $70,000 and $190,000. The Company reduced the carrying value of its investments in Fintur by the cash collected dividend of $29,015 and $78,755 on 5 May 2010 and 7 December 2010, respectively.

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. (“Azercell”), a 51% owned consolidated subsidiary of Fintur, was completed. The non-controlling shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%. One of the non-controlling shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding significant decisions at the General Assembly. Fintur has initially accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The difference between the present value of the estimated option redemption amount and the derecognized non-controlling interest amounting to $715,126 is accounted under equity, in accordance with the Group’s accounting policy.

During April 2010 and December 2009 at the General Assembly meeting of A-Tel, it has been decided to distribute dividends and accordingly the Company reduced the carrying value of its investments in A-Tel by the dividends declared of TL 1,241 (equivalent to $803 as at 31 December 2010) and TL 7,248 (equivalent to $4,688 as at 31 December 2010) as at 31 December 2010 and 2009, respectively.

15.	Other investments

Non-current investments:

		2010		2009
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	6.24	21,905	6.24	22,492
T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	4.52	11,944	10.03	12,263

			33,849		34,755

On 2 February 2010, SDIF notified that lien was laid on “priority right to purchase back” regarding the shares of Aks TV of which 6.24% were held by Turktell Bilişim Hizmetleri AS. In case that, those shares are sold to third parties other than Cukurova Group, SDIF has the right to exercise its priority right to purchase back and the purchase price will be determined within the context of the past agreements signed between previous owners and Cukurova Group.

On 19 July 2010, at T-Medya’s General Assembly Meeting, it has been decided to increase the share capital of T-Medya. However, the Group did not participate in the capital contribution, accordingly the ownership of the Group in T-Medya decreased to 4.52%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

There is no active market available for investments Aks TV and T Medya. The Company measured these investments at cost. Based on the impairment analysis performed by considering the lower end limits of fair value calculations performed by an independent valuation firm, no impairment has been identified.

Current investments:

	2010	2009
Available-for-sale financial assets
Government bonds, treasury bills	—	62,398
Time deposits
Deposits maturing after 3 months or more	8,201	—

	8,201	62,398

There are no government bonds as at 31 December 2010 (31 December 2009: $62,398).

As at 31 December 2010, BYR denominated time deposits maturing after 3 months or more amounting to $201 have stated interest rate of 10.5% and USD denominated time deposits maturing after 3 months or more amounting to $8,000 have stated interest rate of 7.0%

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in Note 29.

16.	Other non-current assets

	2010	2009
VAT receivable	62,167	37,628
Prepaid expenses	29,717	22,406
Deposits and guarantees given	9,560	9,597
Advances given for fixed assets	4,654	—
Prepayment for subscriber acquisition cost	—	2,867
Others	1,179	2,622

	107,277	75,120

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

17.	Deferred tax assets and liabilities

Unrecognized deferred tax liabilities

At 31 December 2010, a deferred tax liability of $15,687 (31 December 2009: $18,669) for temporary differences of $78,433 (31 December 2009: $93,345) related to investments in subsidiaries was not recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2010	2009
Deductible temporary differences	67,086	39,186
Tax losses	152,776	140,493

Total unrecognized deferred tax assets	219,862	179,679

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognized in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

As at 31 December 2010, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2006	3,207	2011
2007	10,785	2012
2008	78,819	2013
2009	35,784	2014
2010	48,197	2015 thereafter

	176,792

As at 31 December 2010, tax losses which will be carried indefinitely are as follows:

Year Originated	Amount
2004	15,910
2005	38,621
2006	63,408
2007	55,382
2008	239,575
2009	44,625
2010	12,150

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2010 and 2009 are attributable to the following:

	Assets		Liabilities		Net
	2010	2009	2010	2009	2010	2009
Property, plant & equipment and intangible assets	347	84	(152,193)	(170,397)	(151,846)	(170,313)
Investment	—	—	(15,096)	(13,833)	(15,096)	(13,833)
Provisions	28,423	27,474	—	—	28,423	27,474
Trade and other payables	23,460	39,271	(16)	(38)	23,444	39,233
Other items	25,940	2,104	(1,094)	(1,039)	24,846	1,065

Tax assets / (liabilities)	78,170	68,933	(168,399)	(185,307)	(90,229)	(116,374)

Net off of tax	(75,294)	(66,875)	75,294	66,875	—	—

Net tax assets / (liabilities)	2,876	2,058	(93,105)	(118,432)	(90,229)	(116,374)

Movement in temporary differences as at 31 December 2010 and 2009

	Balance at 1 January 2009	Recognized in the statement of income	Recognized in other comprehensive income	Effect of movements in exchange rates	Balance at 31 December 2009
Property, plant & equipment and intangible assets	(168,636)	(907)	—	(770)	(170,313)
Investment	(10,267)	(2,353)	(1,091)	(122)	(13,833)
Provisions	10,070	16,802	—	602	27,474
Trade and other payables	44,239	(5,033)	—	27	39,233
Other items	(4,759)	4,793	—	1,031	1,065
Tax credit carry forwards	6	(6)	—	—	—

Total	(129,347)	13,296	(1,091)	768	(116,374)

	Balance at 1 January 2010	Recognized in the statement of income	Recognized in other comprehensive income	Effect of movements in exchange rates	Balance at 31 December 2010
Property, plant & equipment and intangible assets	(170,313)	6,131	—	12,336	(151,846)
Investment	(13,833)	(882)	(754)	373	(15,096)
Provisions	27,474	1,689	—	(740)	28,423
Trade and other payables	39,233	(14,984)	—	(805)	23,444
Other items	1,065	24,161	—	(380)	24,846

Total	(116,374)	16,115	(754)	10,784	(90,229)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

18.	Trade receivables and accrued income

	2010	2009
Receivables from subscribers	414,606	392,328
Accrued service income	348,135	318,526
Accounts and checks receivable	52,111	57,867
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	1,299	15,031

	816,151	783,752

Trade receivables are shown net of allowance for doubtful debts amounting to $367,913 as at 31 December 2010 (31 December 2009: $268,157). The impairment loss recognized for the years ended 31 December 2010, 2009 and 2008 are $117,362, $75,379 and $65,678, respectively.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $181,366 and $164,958 as at 31 December 2010 and 2009, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $35,024.

Receivables from Turk Telekom represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in Note 29.

19.	Other current assets

	2010	2009
Prepaid expenses	83,680	69,559
Receivables from ICTA	25,938	—
VAT receivable	25,702	48,760
Receivables from Tax Office	15,736	—
Advances to suppliers	12,131	12,351
Interest income accruals	8,311	17,727
Restricted cash	6,150	—
Receivables from personnel	3,262	2,767
Prepayment for subscriber acquisition cost	1,777	12,527
Other	15,053	11,726

	197,740	175,417

Receivables from ICTA is related to the fine applied on tariffs above upper limits as a result of Court suspension of the execution decision. ICTA paid the related amount on 27 January 2011. In Note 32, under legal proceedings section, detailed explanations are given with respect to the receivable.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

As at 31 December 2010, restricted cash represents amounts deposited at banks as guarantees in connection with the loan utilized by Azerinteltek and mature in 12 months.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

20.	Cash and cash equivalents

	2010	2009
Cash in hand	7,957	157
Cheques received	172	1,154
Banks	3,293,257	3,093,889
-Demand deposits	193,358	199,764
-Time deposits	3,099,899	2,894,125
Bonds and bills	777	286

Cash and cash equivalents	3,302,163	3,095,486
Bank overdrafts	(5,896)	(5,244)

Cash and cash equivalents in the statement of cash flows	3,296,267	3,090,242

As at 31 December 2010, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $90,000 (31 December 2009: nil).

As at 31 December 2010, average maturity of time deposits is 60 days (31 December 2009: 69 days)

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 29.

21.	Capital and reserves

Share capital

As at 31 December 2010, common stock represented 2,200,000,000 (31 December 2009: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be one TL.

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

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

As at 31 December 2010, total number of pledged shares hold by various institutions is 137,200 (31 December 2009: 137,200).

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

Reserve for non-controlling interest put option liability

The reserve for non-controlling interest put option liability includes the difference between the put option liability granted to the non-controlling shareholders in existing subsidiaries recognized and the amount of non-controlling interest derecognized. Subsequent changes in the fair value of the put option liability are also recognized in this reserve.

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

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

On 10 March 2010, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2009 amounting to TL 859,259 (equivalent to $555,795 and $573,451 as at 31 December 2010 and 29 April 2010, respectively), which represented 50% of distributable income. This represents a net cash dividend of full TL 0.3905723 (equivalent to full $0.2526341 and $0.2606596 as at 31 December 2010 and 29 April 2010, respectively) per share. This dividend proposal was discussed and approved at the Ordinary General Assembly of Shareholders held on 29 April 2010. Dividend distribution started on 17 May 2010 and completed as at 31 December 2010.

	2010		2009		2008
	TL	USD*	TL	USD*	TL	USD*
Cash dividends	859,259	573,451	1,098,193	713,297	648,714	502,334

*	USD equivalents of dividends are computed by using the Central Bank of the Republic of Turkey’s TL/USD exchange rate on 29 April 2010, 8 May 2009 and 25 April 2008 which are the dates that the General Assembly of Shareholders approved the dividend distribution.

In the Ordinary General Assembly of Shareholders Meeting of Inteltek held on 15 April 2010, it has been decided to distribute dividends amounting to TL 55,980 (equivalent to $36,210 as at 31 December 2010). The dividend was paid on 29 April 2010.

22.	Earnings per share

The calculations of basic and diluted earnings per share as at 31 December 2010 were based on the profit attributable to ordinary shareholders for the years ended 31 December 2010, 2009 and 2008 of $1,170,176, $1,093,992 and $1,836,824 respectively and a weighted average number of shares outstanding during the years ended 31 December 2010, 2009 and 2008 of 2,200,000,000 calculated as follows:

	2010	2009	2008
Numerator:
Net profit for the period attributed to owners	1,170,176	1,093,992	1,836,824

Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.53	0.50	0.83

23.	Other non-current liabilities

	2010	2009
Consideration payable in relation to acquisition of BeST	78,402	75,319
Financial liability in relation to put option	53,435	63,152
Deposits and guarantees taken from agents	16,310	13,951
Payables to other suppliers	7,391	—
Other	5,294	2,569

	160,832	154,991

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Consideration payable in relation to acquisition of Belarusian Telecom represents the present value of long-term deferred payment to the seller. Payment of $100,000 is contingent on financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2016. The present value of the contingent consideration is $78,402 as at 31 December 2010 (31 December 2009: $75,319).

Non-controlling shareholders in Belarusian Telecom were granted a put option, giving the shareholders the right to sell their entire stake to Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) at fair value during a specified period. The Group accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The Company has estimated a value based on multiple approaches including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted to 31 December 2010.

The difference between the present value of the estimated option redemption and derecognized non-controlling interests amounting to $32,382 has been presented as reserve for non-controlling interest put option under equity.

24.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk and payment schedule for interest bearing loans, see Note 29.

	2010	2009
Non-current liabilities
Unsecured bank loans	1,366,207	793,210
Secured bank loans	21,850	25,253
Finance lease liabilities	19,259	2,716

	1,407,316	821,179

Current liabilities
Current portion of unsecured bank loans	357,637	226,463
Current portion of secured bank loans	4,378	—
Unsecured bank facility	57,355	461,788
Secured bank facility	6,399	—
Current portion of finance lease liabilities	4,436	2,529

	430,205	690,780

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Finance lease liabilities are payable as follows:

	31 December 2010			31 December 2009
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	5,199	763	4,436	2,768	239	2,529
More than one year	24,107	4,848	19,259	2,815	99	2,716

	29,306	5,611	23,695	5,583	338	5,245

Superonline, a wholly owned subsidiary of the Group, acquired indefeasible right of use with BOTAS and will pay EUR 20,900 to BOTAS for the right. The Group recognized indefeasible right of use amounting to $22,531 which is calculated as the present value of payments to be made to BOTAS till the year 2024. As of 31 December 2010, the carrying amount of lease liability related to BOTAS agreement is $20,962.

Some of the Group’s borrowings are subject to covenant clauses, whereby the Group is required to meet certain key performance indicators. As of 31 December 2010, the Group is in compliance with all borrowing covenants.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Terms and conditions of outstanding loans are as follows:

				2010			2009
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount
Unsecured bank loans	USD	2012	Floating	Libor+2.25%-3.75%	491,000	488,965	Libor+2.3%-3.75%	491,000	487,563
Unsecured bank loans	USD	2011-2012	Floating	Libor+2.1%	263,250	264,674	—	—	—
Unsecured bank loans	USD	2015	Floating	Libor+2.9%-3.0%	188,500	188,730	—	—	—
Unsecured bank loans	USD	2011-2015	Fixed	2.37%	184,044	178,603	—	—	—
Unsecured bank loans	USD	2013	Floating	Libor+2.24%-2.45%	159,200	159,406	—	—	—
Unsecured bank loans	USD	2009-2014	Fixed	2.24%	148,726	144,078	2.24%	191,219	183,710
Unsecured bank loans	USD	2013	Fixed	4.10%-8%	86,442	86,464	—	—	—
Unsecured bank loans	USD	2011	Fixed	%2.25-2.80%	95,193	96,998	2.80%	63,500	63,505
Unsecured bank loans	USD	2010-2016	Fixed	2.81%	59,654	57,581	2.81%	69,856	66,051
Unsecured bank loans	USD	2011	Floating	Libor+1.75%	24,500	24,602	—	—	—
Unsecured bank loans	USD	2009-2014	Floating	Libor+%1.35	50,236	48,672	Libor+%1.35	64,589	62,162
Secured bank loans**	BYR	2020	Floating	RR*+2%	21,389	26,228	RR*+2%	22,487	25,253
Unsecured bank loans	USD	2010-2012	Fixed	2.97%	17,505	17,754	2.97%	25,958	26,236
Unsecured bank loans	EUR	2013	Floating	Libor+3.465%	13,280	13,627	—	—	—
Unsecured bank loans	USD	2011-2013	Fixed	2.97%	9,811	9,985	—	—	—
Secured bank loans	USD	2011	Fixed	5.00%	6,150	6,210	—	—	—
Unsecured bank loans	USD	2011	—	—	744	744	—	—	—
Unsecured bank loans	AZN	2011	Fixed	18.00%	250	316	—	—	—
Secured bank loans	AZN	2011	Fixed	18.00%	150	189	—	—	—
Unsecured bank loans	USD	2010	Floating	Libor+2.0%-3.5%	—	—	Libor+2.0%-3.5%	476,000	476,754
Unsecured bank loans	USD	2010	Fixed	—	—	—	2.80%	113,387	113,395
Unsecured bank loans	BYR	2010	Floating	—	—	—	1/2 RR*	1,971	2,085
Finance lease liabilities	EUR	2011-2024	Fixed	3.35%	26,487	20,962	—	—	—
Finance lease liabilities	USD	2010-2011	Fixed	4.64%	2,819	2,733	5.7%	5,583	5,245

					1,849,330	1,837,521		1,525,550	1,511,959

*	Refinancing rate of the National Bank of the Republic of Belarus.
**	Secured by Rebuplic of Belarus Government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

25.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate of 4.7%.

Movement in the reserve for employee termination benefits as at 31 December 2010 and 2009 are as follows:

	2010	2009
Opening balance	27,776	26,717
Provision set/reversed during the period	9,990	6,350
Payments made during the period	(8,114)	(5,410)
Unwind of discount	889	1,534
Effect of change in foreign exchange rate	(799)	(1,415)

Closing balance	29,742	27,776

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated statement of income as incurred. The Group incurred $5,243, $3,694 and $4,182 in relation to defined contribution retirement plan for the years ended 31 December 2010, 2009 and 2008 respectively.

Total charge for the employee termination benefits is included in the statement of income.

The liability is not funded, as there is no funding requirement.

26.	Deferred income

Deferred income primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current as at 31 December 2010. The amount of deferred income is $164,186 and $248,518 as at 31 December 2010 and 2009, respectively.

27.	Provisions

Non-current provisions:

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2009	—	4,490	—	4,490
Provision made/used during the year	95	590	467	1,152
Unwind of discount	—	—	—	—
Effect of change in foreign exchange rate	—	34	—	34

Balance at 31 December 2009	95	5,114	467	5,676

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2010	95	5,114	467	5,676
Provision made/used during the year	627	50,473	223	51,323
Unwind of discount	—	266	—	266
Effect of change in foreign exchange rate	—	(210)	—	(210)

Balance at 31 December 2010	722	55,643	690	57,055

Legal provisions are set for the probable cash outflows related to legal disputes.

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

The above mentioned additions to obligations for dismantling, removing and site restoration during the period are non-cash transactions recorded against property, plant and equipment.

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2009	44,258	38,091	82,349
Provision made during the year	158,580	36,784	195,364
Provisions used during the year	(40,018)	(37,996)	(78,014)
Unwind of discount	—	235	235
Effect of change in foreign exchange rate	5,098	135	5,233

Balance at 31 December 2009	167,918	37,249	205,167

	Legal	Bonus	Total
Balance at 1 January 2010	167,918	37,249	205,167
Provision made/(reversed) during the year	59,303	45,617	104,920
Provisions used during the year	(115,004)	(39,056)	(154,060)
Unwind of discount	1,885	(53)	1,832
Effect of change in foreign exchange rate	(2,949)	(1,098)	(4,047)

Balance at 31 December 2010	111,153	42,659	153,812

Legal provisions are set for the probable cash outflows related to legal disputes. In Note 32, under legal proceedings section, detailed explanations are given with respect to legal provisions.

The bonus provision totalling to $42,659 comprises mainly the provision for the year ended 31 December 2010 and is planned to be paid in March 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2010 and 2009 is as follows:

	2010	2009
Payables to other suppliers	414,911	354,057
Taxes and withholdings payable	221,872	215,375
Payables to Ericsson companies	98,415	115,980
Selling and marketing expense accrual	61,209	62,783
License fee accrual	53,474	38,289
Roaming expense accrual	21,032	61,783
ICTA share accrual	17,319	18,543
Interconnection payables	11,992	31,957
Interconnection accrual	4,415	5,343
Payables to KKTC Tax Office	789	1,046
Consideration payable in relation to acquisition of Belarusian Telecom	—	97,605
Other	46,548	36,001

	951,976	1,038,762

Balances due to other suppliers are arising in the ordinary course of business.

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to ICTA and personnel income taxes.

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services.

Turkcell is one of parties of two different signed agreements with Ericsson Turkey, namely Supply and Maintenance and Support Service Agreements. In fact, hardware and software responsibility within the scope of Supply Agreement belongs to Ericsson AB. Since, Turkcell signed the agreement with Ericsson Turkey, Ericsson Turkey transfer its supply responsibility to Ericsson AB with the signed protocol between Ericsson Turkey, Turkcell and Ericsson AB. Based on the Supply Agreement, Ericsson Turkey committed Turkcell to provide GSM network in operating condition, spare part, installation, training and documentation. Besides, this agreement provides Turkcell to non-exclusive, untransferable and perpetual software license for GSM software. According to Maintenance and Support Service Agreement, Ericsson Turkey provides Turkcell problem report processing service, consultancy service and emergency state service. Based on these two agreements, Ericsson AB is the guarantor for commitments of Ericsson Turkey to Turkcell. For agreements signed between Turkcell and Ericsson Turkey, of which Ericsson Sweden is the guarantor, parties signed a supplementary agreement on 1 January 2010 and extended the period of GSM service agreement until 31 December 2010. Tender process for the agreement of year 2011 has not been finalized yet.

Selling and marketing expense accrual is mainly resulted from services received from third parties related to marketing activities of the Group which are not yet invoiced.

In accordance with the license agreement, Turkcell pays 90% of the treasury share, which equals 15% of its gross revenue, to the Turkish Treasury and 10% as universal service fund to the Turkish Ministry.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

Interconnection accrual represents net balance of uninvoiced call termination services received from other operators and interconnection services rendered to other operators.

Consideration payable in relation to acquisition of Belarusian Telecom represents present value of short-term deferred payments to the seller. Deferred payment amounting to $100,000 was paid as of 31 December 2010. The remaining consideration is classified under other non-current liabilities section (Note 23).

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 29.

29.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Note	2010	2009
Due from related parties-non current	33	1,044	21,039
Other non-current assets*	16	15,258	11,996
Available-for-sale financial assets	15	—	62,398
Due from related parties-current	33	88,897	108,843
Trade receivables and accrued income	18	851,175	783,752
Other current assets*	19	56,170	29,284
Cash and cash equivalents**	20	3,294,206	3,095,329
Time deposits maturing in 3 months or more	15	8,201	—

		4,314,951	4,112,641

*	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.
**	Cash on hand is excluded from cash and cash equivalents.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2010	2009
Receivable from subscribers	798,404	710,747
Receivables from distributors and other operators	71,044	85,949
Other	3,199	1,312

	872,647	798,008

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The aging of trade receivables and due from related parties as at 31 December 2010 and 2009:

	2010	2009
Not past due	738,697	746,545
1-30 days past due	74,665	38,406
1-3 months past due	56,004	47,031
3-12 months past due	71,750	81,310
1-5 years past due	—	342

	941,116	913,634

Impairment losses

The movement in the allowance for impairment in respect of trade receivables and due from related parties as at 31 December 2010 and 2009 is as follows:

	2010	2009
Opening balance	268,157	196,637
Impairment loss recognized	126,257	75,379
Write-off	(9,976)	(7,978)
Effect of change in foreign exchange rate	(7,630)	4,119

Closing balance	376,808	268,157

The impairment loss recognized of $126,257 for the period ended 31 December 2010 relates to its estimate of incurred losses in respect of trade receivables and due from related parties.

The allowance accounts in respect of trade receivables and due from related parties is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivables and due from related parties directly.

Liquidity risk

Current cash debt coverage ratio as at 31 December 2010 and 2009 is as follows:

	2010	2009
Cash and cash equivalents	3,302,163	3,095,486
Current liabilities	1,812,915	2,296,511
Current cash debt coverage ratio	182%	135%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	31 December 2010							31 December 2009
	Carrying Amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years	Carrying Amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 Years

Non-derivative financial Liabilities
Secured bank loans	32,627	(48,327)	(2,273)	(9,165)	(5,150)	(13,852)	(17,887)	25,253	(46,659)	—	—	(5,420)	(16,767)	(24,472)
Unsecured bank loans	1,781,199	(1,920,204)	(208,363)	(218,000)	(523,026)	(960,660)	(10,155)	1,481,461	(1,583,273)	(267,683)	(432,251)	(166,987)	(695,681)	(20,671)
Finance lease liabilities	23,695	(29,306)	(3,206)	(1,993)	(1,909)	(5,576)	(16,622)	5,245	(5,583)	(1,383)	(1,385)	(2,789)	(26)	—
Trade and other payables*	676,187	(681,669)	(681,669)	—	—	—	—	723,222	(728,795)	(728,795)	—	—	—	—
Bank overdraft	5,896	(5,896)	(5,896)	—	—	—	—	5,244	(5,244)	(5,244)	—	—	—	—
Due to related parties	10,760	(10,787)	(10,787)	—	—	—	—	14,780	(14,884)	(14,884)	—	—	—	—
Consideration payable in relation to acquisition of Belarusian Telecom	78,402	(100,000)	—	—	—	—	(100,000)	172,924	(200,000)	—	(100,000)	—	—	(100,000)
Financial liability in relation to put option	53,435	(58,541)	—	—	—	(58,541)	—	63,152	(75,155)	—	—	—	(75,155)	—

TOTAL	2,662,201	(2,854,730)	(912,194)	(229,158)	(530,085)	(1,038,629)	(144,664)	2,491,281	(2,659,593)	(1,017,989)	(533,636)	(175,196)	(787,629)	(145,143)

*	Advances taken, taxes and withholding payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2009
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	20,605	—	—
Other non-current assets	1	—	—
Other investments	—	201	—
Due from related parties-current	22,295	825	—
Trade receivables and accrued income	31,121	18,605	10
Other current assets	2,372	71	—
Cash and cash equivalents	1,324,795	99,734	1

	1,401,189	119,436	11

Foreign currency denominated liabilities
Loans and borrowings-non current	(830,434)	—	—
Other non-current liabilities	(189,105)	—	—
Loans and borrowings-current	(514,439)	—	—
Trade and other payables	(366,279)	(65,562)	(722)
Due to related parties	(4,199)	(1,194)	—

	(1,904,456)	(66,756)	(722)

Net exposure	(503,267)	52,680	(711)

	31 December 2010
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	—	—	—
Other non-current assets	1	—	—
Other investments	8,000	—	—
Due from related parties-current	17,969	148	—
Trade receivables and accrued income	33,566	20,482	—
Other current assets	4,579	1,086	10
Cash and cash equivalents	1,494,743	52,842	1

	1,558,858	74,558	11

Foreign currency denominated liabilities
Loans and borrowings-non current	(1,405,907)	(28,132)	—
Other non-current liabilities	(179,865)	—	—
Loans and borrowings-current	(350,172)	(1,872)	—
Trade and other payables	(161,901)	(42,849)	—
Due to related parties	(754)	(808)	—

	(2,098,599)	(73,661)	—

Net exposure	(539,741)	897	11

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date Closing Rate
	31 December 2010	31 December 2009	31 December 2010	31 December 2009
TL/USD	1.5050	1.5495	1.5460	1.5057
TL/EUR	1.9931	2.1527	2.0491	2.1603
TL/SEK	0.2074	0.2016	0.2262	0.2082
BYR/USD	2,978.8	2,780.9	3,000.0	2,863.0
HRV/USD	7.9325	7.7975	7.9617	7.9850

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, HRV, BYR against the following currencies as at 31 December 2010 and 2009 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2010	2009
USD	53,974	50,327
EUR	(119)	(7,558)
SEK	—	10

10% weakening of the TL, HRV, BYR against the following currencies as at 31 December 2010 and 2009 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2010	2009
USD	(53,974)	(50,327)
EUR	119	7,558
SEK	—	(10)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Interest rate risk

As at 31 December 2010 and 2009 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 December 2010		31 December 2009
	Note	Effective Interest Rate	Carrying Amount	Effective interest rate	Carrying Amount
Fixed rate instruments
Time deposits	20
USD		3.5%	1,469,797	3.6%	1,425,695
EUR		3.9%	68,640	2.3%	146,183
TL		9.1%	1,561,282	10.1%	1,318,614
Other		8.7%	180	17.6%	3,633
Available-for-sale securities	15
Government bonds, treasury bills
TL		—	—	14.8%	62,109
Time deposits maturing after 3 months or more	15
USD		7.0%	8,000	—	—
BYR		10.5%	201	—	—
Finance lease obligations	24
USD		4.6%	(2,733)	5.7%	(5,245)
EUR		3.4%	(20,962)	—	—
Unsecured bank loans	24
USD fixed rate loans		4.2%	(591,463)	3.7%	(452,897)
Secured bank loans	24
USD fixed rate loans		5.2%	(6,210)	—	—
AZN fixed rate loans		22.5%	(189)	—	—
Variable rate instruments
Available-for-sale securities	15
Government bonds, treasury bills
EUR		—	—	5.1%	289
Secured bank loans	24
BYR floating rate loans		10.9%	(26,228)	12.3%	(25,253)
Unsecured bank loans	24
USD floating rate loans		3.6%	(1,175,049)	3.8%	(1,026,479)
EUR floating rate loans		7.8%	(13,627)	—	—
BYR floating rate loans		—	—	2.1%	(2,085)
AZN fixed rate loans		22.5%	(316)	—	—

Sensitivity analysis

Fair value sensitivity analysis for fixed rate instruments:

A change of 1% in interest rates for available for sale financial assets would have increased/(decreased) equity by nil (31 December 2009: $186).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

A change of 1% in interest rates for time deposits maturing after 3 months or more would have increased/(decreased) profit or loss by $65 (31 December 2009: nil).

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 December 2010 would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2010 and 2009.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2010
Variable rate instruments	(9,262)	9,262

Cash flow sensitivity (net)	(9,262)	9,262

31 December 2009
Variable rate instruments	(4,912)	4,912	—	—

Cash flow sensitivity (net)	(4,912)	4,912	—	—

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the statement of financial position are as follows:

		31 December 2010		31 December 2009
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value
Assets carried at fair value
Available for sale securities	15	—	—	62,398	62,398

		—	—	62,398	62,398

Assets carried at amortized cost
Due from related parties-long term	33	1,044	1,044	21,039	21,039
Other non-current assets*	16	15,258	15,258	11,996	11,996
Due from related parties-short term	33	88,897	88,897	108,843	108,843
Trade receivables and accrued income***	18	851,175	851,175	783,752	783,752
Other current assets*	19	56,170	56,170	29,284	29,284
Cash and cash equivalents	20	3,302,163	3,302,163	3,095,486	3,095,486
Time deposits maturing after 3 months or more	15	8,201	8,201	—	—

		4,322,908	4,322,908	4,050,400	4,050,400

Liabilities carried at fair value
Put option for Best acquisition	23	(53,435)	(53,435)	(63,152)	(63,152)

		(53,435)	(53,435)	(63,152)	(63,152)

Liabilities carried at amortized cost
Loans and borrowings-long term	24	(1,407,316)	(1,407,316)	(821,179)	(821,179)
Bank overdrafts	20	(5,896)	(5,896)	(5,244)	(5,244)
Loans and borrowings-short term	24	(430,205)	(430,205)	(690,780)	(690,780)
Trade and other payables**	28	(676,187)	(676,187)	(723,222)	(723,222)
Due to related parties	33	(10,760)	(10,760)	(14,780)	(14,780)
Deferred payments	23-28	(78,402)	(78,402)	(172,924)	(172,924)

		(2,608,766)	(2,608,766)	(2,428,129)	(2,428,129)

*	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.
**	Advances taken, taxes and withholdings payable are excluded from trade and other payables.
***	Includes non-current trade receivables amounting to $35,024.

The methods used in determining the fair values of financial instruments are discussed in Note 4.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method:

The different levels have been identified as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets and liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market.

	Level 1	Level 2	Level 3	Total
31 December 2010
Financial liability in relation to put option	—	—	53,435	53,435

	—	—	53,435	53,435

	Level 1	Level 2	Level 3	Total
31 December 2009
Available-for sale financial assets	62,109	—	289	62,398

	62,109	—	289	62,398

Financial liability in relation to put option	—	—	63,152	63,152

	—	—	63,152	63,152

	Available-for sale financial assets	Financial liability in relation to put option	Total
Balance as at 1 January 2010	289	(63,152)	(62,863)
Total gains or losses:
in profit or loss	—	(5,447)	(5,447)
in other comprehensive income	(289)	—	(289)
Total recognition in equity	—	15,164	15,164

Balance as at 31 December 2010	—	(53,435)	(53,435)

The table above shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

Total gains or losses included in profit or loss for the period in the following table are presented in the statement of comprehensive income as follows:

	Available-for sale financial assets	Financial liability in relation to put option	Total
Total gains or losses included in profit or loss for the period:
Net financing costs	—	(5,447)	(5,447)
Total gains or losses for the period included in profit or loss for asset and liabilities held at the end of the reporting period:
Net financing costs	—	(5,447)	(5,447)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

30.	Operating leases

The Company entered into various operating lease agreements. For the years ended 31 December 2010 2009 and 2008, total rent expenses for operating leases were $301,309, $287,259 and $263,805 respectively.

The future minimum lease payments under non-cancellable leases are as follows:

	2010	2009
Less than one year	18,024	5,804
Between one and five years	16,107	19,167
More than five years	7,221	8,453

	41,352	33,424

31.	Guarantees and purchase obligations

As at 31 December 2010, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $594,910 (31 December 2009: $245,088).

As at 31 December 2010, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totalling to TL 2,413,062 (equivalent to $1,560,842 as at 31 December 2010) (31 December 2009: TL 1,986,052 equivalent to $1,319,023 as at 31 December 2009).

32.	Commitments and Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and Turkish Ministry a treasury share and universal service fund, respectively, equal to 15% of its gross revenues from Turkish GSM operations. On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund. Moreover, the Company is obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In February 2002, the Company renewed its License with the ICTA, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behaviour and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Certain conditions of the renewed License Agreement include the following:

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

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of treasury share and universal service fund has been changed. According to this new regulation, interest charges for late collections, and indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue. Calculation of gross revenue for treasury share and universal service fund according to the new regulation is effective after Council of State’s approval on 10 March 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

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

Belarusian Telecom:

Belarusian Telecom owns a license issued on 28 August 2008 for a period of 10 years and is valid till 28 August 2018. According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years and such license shall be extended for an additional 10 years for an insignificant consideration. State Property Committee of the Republic of Belarus has fulfilled its obligations stated in Sale and Purchase Agreement and submitted the related official documents in December 2009. According to the current legislation of the Republic of Belarus, the license extension will be made upon the expiration of its validity period. Therefore, Belarusian Telecom shall apply for extension in August 2018. In the consolidated financial statements, amortization charge is recorded on the assumption that the license will be extended.

Under its license, Belarusian Telecom has several coverage requirements to increase its geographical coverage gradually starting from the date of the license until 2018. However, Belarusian Telecom’s period of execution in relation to coverage requirements are extended for three years starting from the acquisition date.

Astelit:

Astelit owns two GSM activity licenses, one is for GSM–900, the other is for DCS–1800. As at 31 December 2010, Astelit owns twenty four GSM–900, DCS 1800, D-AMPS and microwave Radiorelay frequency licenses which are regional or national. In addition to the above GSM licenses, Astelit owns three licenses for local fixed line phone connection with wireless access using D-AMPS standard, one license for international and long distance calls and eight PSTN licenses for seven regions of Ukraine. Also, Astelit holds number range—two NDC codes for mobile network and local ranges for PSTN and D-AMPS licenses.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in three months; about changes in incorporation address in 30 days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

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

Inteltek signed another contract with General Directorate of Youth and Sports (“GDYS”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting Contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GDYS ceased the implementation of the Fixed Odds Betting Contract starting from March 2007. Following this annulment decision, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with less-advantageous conditions compared to previous contract signed in 2003, which expired on 1 March 2008.

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, which took effect on 1 March 2008. At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract and both contracts were to be valid for one year atmost until the operation started as a result of the new tender.

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate, which is 1.4% of gross takings (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009. Under the terms of this contract, Inteltek guaranteed TRY 1,500,000 (equivalent to $970,246 as of 31 December 2010) turnover for the first year of the contract, and has given similar guarantees for future years.

At 31 December 2010, the total amount of guarantee obtained from banks and provided to Spor Toto amounted to TRY 161,298 (equivalent to $63,353 as at 31 December 2010) (31 December 2009: TRY 159,752 equivalent to $106,098 as at 31 December 2009). The targeted payout is 50% of the turnover balance. The fact that the Company is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

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

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008. In 2010, Kibris Telekom has completed the radio transmision (airlink) project providing direct international voice and data connection with mainland and started using it from the third quarter of 2010. The Project is the only direct connection in Turkish Republic of Northern Cyprus besides Telecommunication Authority.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Under the Mobile Communication License Agreement, Kibris Telekom also pays the tax authorities of Turkish Republic of Northern Cyprus a treasury share on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

Superonline:

Superonline was authorized to Fixed Telephony, Satellite Communication Service, Infrastructure, Wired and Wireless Internet Service Provider and Mobile Virtual Network Operator.

Authorization By-Law for Telecommunication Services and Infrastructure published in Official Gazette on dated 26 August 2004 has been abrogated By-Law on Authorization for Electronic Communications Sector dated 28 May 2009. According to this abrogation, Superonline’s “License” on Fixed Authority Services, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service has been changed to “Authority” on Fixed Authority Services, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service, Cable Broadcast Service and Superonline’s “License” on Long Distance Traffic Carrying Services License has been changed to “Authority” relevant to the Fixed Telephony Services.

In accordance with the new legislation issued by ICTA, the infrastructure operator authorization right of Superonline has become infinite. As a result, Superonline revised the expected useful lives of its operating license and related fixed network equipment from 15 years to 25 years.

Azerinteltek:

Azerinteltek, in which Inteltek’s shareholding is 51%, was established on 19 January 2010, and authorized to organize, operate, manage and develop the fixed-odds and para-mutual sports betting games by the Ministry of Youth and Sports of Azerbaijan for a period of 10 years. The agreement signed with Azeridmanservis which is founded by the Ministry of Youth and Sports of Azerbaijan is renewed with the same terms and conditions in accordance with the new legislation enforced in Azerbaijan regarding the betting games based on sports on 30 September 2010.

Azerinteltek officially commenced to conduct sports betting games on 18 January 2011.

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

As at and for the year ended 31 December 2010

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

On 21 February 2005, Superonline and Milleni.com GMbH have signed an agreement to provide telecommunications services to each other whereby Milleni.com GMbH may convey calls to the Company’s switch and the Company may convey calls to Milleni.com GMbH’s switch, in both cases, for onward transmission to their destinations.

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

On 10 February 2010, ICTA decreased “Standard Interconnection Tariffs” for the Company from full TL 0.0655 (equivalent to $0.0424 as at 31 December 2010) to full TL 0.0313 (equivalent to $0.0202 as at 31 December 2010) for voice calls and left the tariff unchanged at full TL 0.0775 (equivalent to full $0.0501 as at 31 December 2010) for video calls, effective from 1 April 2010. The Company started to recognize interconnection revenues and cost in accordance with “Standard Interconnection Reference Tariffs” starting from 1 April 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

As at 31 December 2010, the management believes that the Group is in compliance with the above mentioned license and interconnection agreements’ conditions and requirements in all material respects.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute with Turk Telekom with respect to call termination fees

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totalling to TL 11,970 (equivalent to $7,743 as at 31 December 2010) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005. Expert reports and supplementary expert reports which are obtained for the lawsuit, affirm justification of the Company. The lawsuit is still pending.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to TL 23,726 (equivalent to $15,347 as at 31 December 2010) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and 1 March 2007 amounting to TL 6,836 (equivalent to $4,422 as at 31 December 2010) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,955 as at 31 December 2010) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $19,449 as at 31 December 2010).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company applied for the correction of the decision. The Supreme Court rejected the correction of the decision request and the decision is finalised.

Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $59,420 as at 31 December 2010) and the Company netted off the whole amount from the receivables from Turk Telekom as at 31 December 2010.

Additionally, a lawsuit is commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $15,122 as at 31 December 2010), overdue interest of TL 3,092 (equivalent to $2,000 as at 31 December 2010) and delay fee of TL 1,925 (equivalent to $1,245 as at 31 December 2010), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable.

Dispute regarding the Fine Applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $4,510 as at 31 December 2010) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State dismissed the lawsuit. The Company appealed the decision. Appeal process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $4,510 as at 31 December 2010) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The court dismissed the lawsuit, and the Company appealed this decision. On 17 March 2009, Council of State reversed the judgement of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company also appealed this decision. Council of State reversed the judgement of the Instance Court. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute regarding the Fine Applied by the Competition Board regarding Mobile Marketing Activities

The Competition Board decided to initiate an investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules. On 23 December 2009, Competition Board decided that the Company violates competition rules in GSM and mobile marketing services and fined the Company amounting to TL 36,072 (equivalent to $23,332 as at 31 December 2010). The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $17,499 as at 31 December 2010) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the suspension of execution and cancellation of the aforementioned decision. The Court rejected the Company’s suspension of execution request. The Company objected to the decision. The lawsuit is still pending.

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $647 as at 31 December 2010), with reservation of further claims, on the ground that the Company violated the competition. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognised in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute on National Roaming Agreement

The Company conducted roaming negotiations in 2001 with İs-Tim Telekomunikasyon Hizmetleri A.S. (“İs-Tim”) which is a GSM operator, performing since March 2001. On 19 October 2001, upon unsuccessful negotiations, ICTA granted time for the Company until 15 November 2005 to sign the roaming agreement with the determined conditions and requested parties to come to an agreement until 15 November 2001. The Company initiated a lawsuit on the ground that ICTA has no power of intervention; its proposals are impossible from technical aspects and unacceptable from economic reasons. Council of State gave a decision on nonneccessity of a new decision on the ground that action which is subjected to the lawsuit is cancelled by another state council decision. This decision appealed by ICTA. Council of State, Plenary Session of the Chamber for Administrative Divisions decided to uphold the court decision.

In a letter dated 14 March 2002, the ICTA subjected Is-Tim’s request for national roaming to the condition that it is reasonable, economically proportional and technically possible. Nevertheless, the ICTA declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against ICTA. On 14 March 2006, Council of State decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $14,115 as at 31 December 2010). On 7 April 2004, the Company made the related payment with its accrued interest. On 27 May 2004, the Company filed a lawsuit. On 3 January 2005, with respect to the Council of State’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $14,115 as at 31 December 2010).

On 13 December 2005, Council of State decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. The appeal process is still pending. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State. On 22 July 2010, the Company initiated a lawsuit against ICTA for the compensation of TL 7,111 (equivalent to $4,600 as at 31 December 2010), the total amount of the damage of the Company accrued interest between the period when the Company made the payment and ICTA returned the same to the Company as the result of the stay of order decision.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

On 27 October 2006, Telecom Italia SPA and TIM International N.V. initiated a lawsuit against the Company claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International N.V. requested $2,000 with respect to this claim. The Court rejected the case. Such decision has been appealed by Telecom Italia SPA and TIM International N.V. The appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute regarding of the Fine Applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $2,592 as at 31 December 2010) for misinforming the Authority and TL 374 (equivalent to $242 as at 31 December 2010) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $2,126 as at 31 December 2010) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 9 July 2010 for the suspension of execution and cancellation of the aforementioned decision. The Court rejected the Company’s suspension of execution requests and the Company objected to the decisions but the objections are rejected. The lawsuits are still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the consolidated financial statements as at and for the year ended 31 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Dispute regarding the Fine applied by ICTA on tariffs above upper limits

On 15 October 2009, ICTA decided to initiate an investigation stating that the Company applied tariffs above upper limits announced by ICTA. On 21 December 2009, the Company initiated a lawsuit for the cancellation of ICTA’s decision. The case is still pending.

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $34,584 as at 31 December 2010) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $25,938 as at 31 December 2010) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the suspension of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the suspension of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $25,938 as at 31 December 2010) on 27 January 2011. An income accrual of the same amount has been recognized in the consolidated financial statements as of 31 December 2010 (31 December 2009: None).

Amount to be reimbursed to the subscribers is calculated as TL 46,228 (equivalent to $29,902 as at 31 December 2010) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

Dispute on Deposits at Banks

The Company has disputes in connection with some accounts at two banks which are deemed to be raised as a result of irregularities in such banks and parties initiated lawsuits to each other regarding such disputes. It has been informed that a nominal of 3,814 TL (equivalent to $2,467 as at 31 December 2010) was blocked as of 31 December 2001. The Company has recorded that amount as expense to its consolidated financial statements. The bank claims a nominal amount of 3,785 TL (equivalent to $2,448 as at 31 December 2010), excluding interest, in addition to the aforementioned amount. The Company initiated a lawsuit in the total of the above mentioned amounts against the other bank. In the end of the jurisdiction, the Court, on 27 April 2004, decided the Company to pay $2,629 as principal and 40% of such amount as rejection of the execution compensation. Such decision became final on 11 October 2004. The Company made a payment of 7,615 TL (equivalent to $4,926 as at 31 December 2010) on 10 December 2004 to 14th Execution Office of Istanbul.

In the lawsuit initiated against the other bank, the Court decided in favour of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favour of the defendant. The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending. The Company has not reflected any amount in connection with this matter in its consolidated financial statements prepared as at and for the year ended 31 December 2010.

Dispute on Special Communication Taxation Regarding Prepaid Card Sales

Tax Office imposed tax penalty in the total amount of TL 47,130 (equivalent to $30,485 as at 31 December 2010) and TL 89,694 (equivalent to $58,017 as at 31 December 2010) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

wholesales for the years 2003 and 2004, respectively. On 31 December 2008 and 18 December 2009, the Company initiated lawsuits before the court. The Company requested to await until the completion of settlement procedure in the lawsuit initiated on 31 December 2008. Since the Company and the Ministry of Finance Settlement Commission have settled on the amounts subjected to the lawsuits as explained in the following paragraph, the Company has withdrawn from the lawsuits.

According to the settlement made with the Ministry of Finance Settlement Commission on 1 June 2010, special communication tax and penalty was settled at TL 1,489 (equivalent to $963 as at 31 December 2010) and TL 2,834 (equivalent to $1,833 as at 31 December 2010) for the years 2003 and 2004, respectively. In addition, late payment interest was settled at TL 3,570 (equivalent to $2,309 as at 31 December 2010) and TL 5,295 (equivalent to $3,425 as at 31 December 2010) for the years 2003 and 2004, respectively. The aforementioned amounts were paid on 27 July 2010.

Provision set for the above mentioned special communication taxes, penalty and late payment interest was TL 64,653 (equivalent to $41,820 as at 31 December 2010) in the consolidated financial statements as at and for the year ended 31 December 2009 and the difference between the provision amount and settled amount was recognized as income in the consolidated financial statements as at and for the year ended 31 December 2010.

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $86,428 as at 31 December 2010) and TL 139,101 (equivalent to $89,975 as at 31 December 2010) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above. Lawsuits are still pending.

Company management decided to set provision for the special communication tax for the discounts applied to distributors for the wholesales between January 2005 and January 2007 amounting to TL 9,087 (equivalent to $5,878 as at 31 December 2010) and accrued interest amounting to TL 12,655 (equivalent to $8,186 as at 31 December 2010) in the consolidated financial statements as at and for the year ended 31 December 2010 in line with the settlement gains with respect to same issue in June 2010.

On 28 February 2011, Tax Amnesty Law has been approved by the President of Republic of Turkey and; if applied until 2 May 2011, Turkish companies gained an alternative method for the settlement of previous disputes with the Tax Authorities related to the years prior to 2009. On 23 March 2011, Board of Directors of the Company convened and decided to authorize the management to apply to the Turkish Ministry of Finance in order to restructure the special communication tax imposition pertaining years 2005-2006 and to pursue related negotiations. As of the date of this report, the Company has not applied to the Tax Authorities related to the Tax Amnesty Law.

Carrying International Voice Traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $20,525 as at 31 December 2010).

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $11,643 as at 31 December 2010) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $8,882 as at 31 December 2010) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. Appeal process is still pending.

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $291,676 as at 31 December 2010) of which TL 219,149 (equivalent to $141,752 as at 31 December 2010) is principal and TL 231,782 (equivalent to $149,924 as at 31 December 2010) is interest charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 51,942 (equivalent to $33,598 as at 31 December 2010) and accrued interest amounting to a nominal amount of TL 84,567 (equivalent to $54,701 as at 31 December 2010) in the consolidated financial statements as at and for the year ended 31 December 2010.

In deciding upon the amount of the provision taking, the Company has taken the Turkish law into consideration, not the amounts requested by Turk Telekom and reflected in the expert report. Specifically, under Turkish Law, a person who is alleging that he has suffered a loss cannot claim the whole of his possible revenues but only the damages may only be sought in respect of lost profit. For this reason, the provision set by the Company is calculated by taking Turk Telekom’s estimated loss of profit into consideration rather than the amounts requested by Turk Telekom and amounts reflected in the expert report. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $111,063 as at 31 December 2010) and accepted the request amounting to TL 279,227 (equivalent to $180,613 as at 31 December 2010). The Company appealed the decision. Also Turk Telekom appealed the decision. Appeal process is still pending.

Dispute with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $2,129 as at 31 December 2010) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

Spor Toto, on behalf of GDYS, initiated a declaratory lawsuit against Inteltek. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $988 as at 31 December 2010) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision. Supreme Court rejected the appeal request of GDYS. Following the Supreme Court’s decision, GDYS applied for the correction of the decision. GDYS’s correction of decision request was rejected by the Court and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $2,129 as at 31 December 2010) and its overdue interest accrual amount of TL 1,894 (equivalent to $1,225 as at 31 December 2010). Furthermore, Inteltek reclaimed TL 2,345

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(equivalent to $1,517 as at 31 December 2010) principal and TL 977 (equivalent to $632 as at 31 December 2010) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the court decided in favour of Inteltek. Spor Toto appealed the decision. The Supreme Court ruled to reverse the judgement of the local court. Inteltek applied for the correction of the decision. The correction of the decision process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, the Company initiated a lawsuit claiming cancellation of interest charges amounting TL 6,609 (equivalent to $4,275 as at 31 December 2010) which are erroneously calculated after settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. The Court rejected the Company’s injunction request. The Company objected to the decision. The Court rejected the objection of the Company. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute on Iranian GSM tender process

The Company has initiated an arbitration case against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments and demanded its sustained loss, on 11 January 2008 at the arbitration court which is established pursuant to the UNCITRAL arbitration rules. The arbitration process is still pending.

Besides, related with GSM tender process, Eastasia one of the partners of the consortium established to participate the tender and a wholly owned subsidiary of the Company, initiated an arbitration process against IEDC, another partner of the consortium, on 29 April 2008 claiming that IEDC violated the shareholder’s agreement and seeking compensation for damages for the aforementioned breach. The arbitration process is still pending.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,136 (equivalent to $5,263 as at 31 December 2010) including interest. The expert report given to Court is in favor of the Company. The court ruled to obtain supplementary expert report. The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Dispute on the decision of CMB regarding Audit Committee Member

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

On 18 January 2008, Ankara 14th Administrative Court rejected the case. The Company appealed the decision with an injunction request. However Council of State rejected the appeal request. The Company applied for the correction of the decision. The correction of the decision process is still pending.

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $8 as at 31 December 2010) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s suspension request and the Company’s objection to this decision has been rejected. The case is still pending.

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

Dispute on Turk Telekom Interconnection Costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the company claiming that the company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $6 as at 31 December 2010) with its accrued interest starting from 2001 and TL 10 (equivalent to $6 as at 31 December 2010) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing traffic volume of Turk Telekom and subscriber lost derived from this action. The case is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute on Avea Interconnection Costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and demanded TL 1,000 (equivalent to $647 as at 31 December 2010) material compensation by reserving its right for surpluses. The lawsuit is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

The Company has accrued provision amounting to TL 1,000 (equivalent to $647 as at 31 December 2010) which is the total amount of the legal case.

Dispute on Campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $20,755 as at 31 December 2010). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. The lawsuit is still pending. However, the Company benefited from the early payment option and deserved a 25% discount and paid TL 24,066 (equivalent to $15,567 as at 31 December 2010) on 1 August 2008.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $9,799 as at 31 December 2010) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. Appeal process is still pending.

SDIF issued payment orders for the above mentioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 6 February 2008, the Court accepted the Company’s injunction request. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute on the Discounts which are paid over the Treasury Share and ICTA Fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totalling TL 51,254 (equivalent to $33,153 as at 31 December 2010).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $29,838 as at 31 December 2010) and interest accrued amounting to TL 5,020 (equivalent to $3,247 as at 31 December 2010) from Turkish Treasury and universal service fund amounting to TL 5,125

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(equivalent to $3,315 as at 31 December 2010) and interest accrued amounting to TL 558 (equivalent to $361 as at 31 December 2010) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $33,153 as at 31 December 2010) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,915 as at 31 December 2010) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2010.

According to the 51st article which is headed “Applicable Law and Settlement of Disputes”, of the concession agreement of the Company, parties agreed on settling disputes by arbitration and three arbitrator which are selected within the scope of ICC. Pursuant to mentioned article, disputes on the scope, application or termination of the agreement, shall primarily resolved by negotiations at the License Coordination Commission; in case the dispute cannot be resolved within 30 days, one of the party shall notify other party regarding the arising dispute, structure and reasons of the dispute and intention for applying to the arbitration; if the dispute cannot be resolved within 15 days as from notification date, dispute shall be resolved by arbitration.

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the concession agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC have decided in favour of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated March 10, 2006. ICTA filed lawsuits for cancellation of these Final Awards. Both cases are still pending.

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment on the Company is not obliged to pay TL 3,320 (equivalent to $2,147 as at 31 December 2010) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The case is still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $3,175 as at 31 December 2010) together with the monetary fine of TL 12,171 (equivalent to $7,873 as at 31 December 2010) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $3,175 as at 31 December 2010) together with the monetary fine of TL 12,171 (equivalent to $7,873 as at 31 December 2010) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected. ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2010 and 31 December 2010, requested treasury share of TL 72,527 (equivalent to $46,913 as at 31 December 2010) and conventional penalty of TL 205,594 (equivalent to $132,984 as at 31 December 2010). The Company paid TL 1,535 (equivalent to $993 as at 31 December 2010) of the aforementioned amount.

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $45,920 as at 31 December 2010) and conventional penalty of TL 205,594 (equivalent to $132,984 as at 31 December 2010) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

The company filed a lawsuit before ICC on 12 January 2011 regarding the part of treasury share which is not covered in the lawsuits previously finalized in favor of the Company and the conventional penalty of TL 205,594 (equivalent to $132,984 as at 31 December 2010). The lawsuit is still pending.

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 - 2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $1,035 as at 31 December 2010) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Treasury and Turkish Ministry due to making benefit from aforementioned amount. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements prepared as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $44,114 as at 31 December 2010). On 24 August 2009, the Company initiated a lawsuit for

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

the cancellation of the payment order and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled the payment order on 8 June 2010. Ministry of Industry and Trade appealed the decision. Appeal process is still pending.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $44,114 as at 31 December 2010) with respect to the decision of Ministry of Industry and Trade. The Court rejected the appeal request of the Company. The Company objected to the decision and Istanbul Regional Administrative Court accepted the objection of the Company and decided to suspend the order of payment.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Penalty of ICTA on Value Added Services

On 1 March 2010, ICTA decided to initiate an investigation against the Company upon administrative fine of 31,822 TL (equivalent to $20,583 as at 31 December 2010) is revoked by The Ministry of Industry and Trade on the ground that the Company did not refund the subscribers who are unsubscribed in the period and did not demand content and this is contrary to the article 11/A of the law numbered 4077. The investigation report has been sent to the Company and the Company has submitted its written defence to ICTA.

On 13 January 2011, ICTA decided to apply administrative fine of TL 748 (equivalent to $484 as at 31 December 2010). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and provision amounting to TL 555 (equivalent to $359 as at 31 December 2010) is set in the consolidated financial statements as at and for the year ended 31 December 2010.

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

Despite the distributor is factually a debtor under the agreement, the distributor filed a lawsuit against Astelit on recovery of HRV 106,443 (equivalent to $13,369 as at 31 December 2010), which is allegedly the sum of advance payment for undelivered goods. In the course of court proceedings, Astelit made a counterclaim on recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,433 as at 31 December 2010).

As a result of consideration of two claims, the Court of First Instance in Kiev dismissed the claim of the distributor and sustained the counterclaim of Astelit. Subsequently, The Kiev Economic Court of Appeal repealed the decision of the Court of First Instance and dismissed the claim of Astelit and sustained the claim of the distributor on recovery of HRV 106,443 (equivalent to $13,369 as at 31 December 2010). The resolution of The Higher Economic Court of Ukraine dated 20 October 2009 remained unaltered the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

appellate court’s ruling. Thereafter, Astelit management has filed a lawsuit against this conclusion in the Supreme Court of Ukraine, which is the supreme and final degree of jurisdiction against the resolution of the Higher Economic Court of Ukraine.

In December 2009 the Supreme Court of Ukraine has revoked the previous court decisions and forwarded the court file to the Court of First Instance in Kiev to other judges for new legal proceedings. New legal proceedings have started in February 2010. It was decided by the court to conduct judicial expertise by specially authorized Kiev research institute of judicial expertise in order to define real indebtedness. The expertise was initiated in April 2010 and still is in process.

Management believes that such conclusion of the courts has no proper legal basis and does not conform to the facts of the case and evidences. Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2010.

Dispute of Astelit related to Withholding Tax on Interest Expense

Ukranian Tax Administration sent a tax notice to Astelit stating that withholding tax rate on interest expense for the loan agreement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation, Astelit paid withholding tax at 2%. Astelit filed the suit to cancel tax notice, which imposed Astelit to pay additional HRV 11,651 (equivalent to $1,463 as at 31 December 2010). Administrative court of first instance decided in favour of Astelit on 30 November 2010. Tax Inspection appealed the case on 27 December 2010. Based on the management opinion, provision amounting to $2,635 is set for the risks belonging to years 2009 and 2010 in the consolidated financial statements as at and for the year ended 31 December 2010.

Dispute on VAT and SCT on Roaming Services

On 21 October 2009, based on the Tax Investigation Reports dated 2 October 2009, Presidency of Large Taxpayers Office, Audit Group Management notified the Company that VAT and SCT should be calculated on charges paid to international GSM operators for the calls initiated by the Company’s subscribers abroad and collect from the subscribers and requested TL 255,298 (equivalent to $165,135 as at 31 December 2010) for the period from April 2005 to July 2009, and for an interest to be calculated until the payment date. The Company filed a lawsuit for the cancellation of the aforementioned request. Based on the settlement between the Company and Ministry of Finance, the Company has withdrawn from the lawsuits.

As a result of the settlement made with Ministry of Finance Settlement Commission on 1 June 2010, penalty fee has been settled at TL 20,163 (equivalent to $13,042 as at 31 December 2010) and late payment interest expense was settled at TL 15,998 (equivalent to $10,348 as at 31 December 2010) and related payment was made on 27 July 2010.

Dispute on VAT and SCT regarding Shell & Turcas Petrol A.S Campaign

Turkcell and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $785 as at 31 December 2010) and tax penalty of TL 1,822 (equivalent to $1,179 as at 31 December 2010) and VAT amounting to TL 874 (equivalent to $565 as at 31 December 2010) and tax

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

penalty of TL 1,315 (equivalent to $851 as at 31 December 2010). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2010.

Lawsuit initiated by Mep Iletisim AS

On 31 December 2008, Mep Iletisim AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $41,397 as at 31 December 2010) due to the applications of the Company and requested TL 1,000 (equivalent to $647 as at 31 December 2010) and remaining amount to be reserved. The case is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Investigation of ICTA on the wrongful declarations of the Company and the Company’s refrain from signing the minutes

ICTA decided to initiate an investigation based on the reason that the information provided by the Company within the frame of another investigation of ICTA is inconsistent and wrong, the Company is not in a helpful approach regarding the conduction of the investigation and refraining from signing the minutes drafted by the Audit Committee of ICTA. Investigation report has been sent to the Company. The Company submitted its defence within the due time. In accordance with the decision of ICTA dated 10 February 2011, no penalty has been charged for the Company.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $10,129 as at 31 December 2010) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $519 as at 31 December 2010) administrative fine against Turkcell on the ground that one of the tariff option of Turkcell contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $389 as at 31 December 2010) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2010 in request for the cancellation of fine. The Court overruled the suspension of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The lawsuit is still pending.

On 8 March 2010, ICTA informed the Company that an investigation took place on another tariff plan. As a result of the investigation, ICTA decided to apply administrative penalty amounted TL 26,483 (equivalent to $17,130 as at 31 December 2010) to the Company on 22 September 2010. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 19,862 (equivalent to $12,847 as at 31 December 2010) is paid as a fine on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the suspension of execution request and the Company objected to this decision. On 17 February 2011, the Court decided to suspend the execution. On 1 March 2011, the Court accepted the Company’s request for full refund of the amount paid to ICTA. ICTA reimbursed the related amount on 30 March 2011.

Amount to be reimbursed to the subscribers is calculated as TL 13,432 (equivalent to $8,688 as at 31 December 2010) for the year 2010 and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2010. Reimbursement to subscribers was made in February 2011.

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $259 as at 31 December 2010) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service is not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $195 as at 31 December 2010) as fine on 7 September 2010.

The Company filed a lawsuit on 22 September 2010 for the suspension and cancellation of the execution. The Court overruled the suspension of execution request of the Company and the Company objected to this decision however the court rejected the Company’s objection. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Investigation of the Competition Board regarding applications to the distributors

On 11 November 2009, Competition Board decided to initiate an investigation against the Company on the ground that the Company, through its applications to its distributors, violates the related clauses of the Competition Act numbered 4054. Within the context of the investigation, the Company submitted its statement of defence. The investigation took place as an on-site examination and inspection in March 2010. The Competition Board decided to examine the claims of Vodafone regarding this investigation within the context of this file. Besides, the Company’s action concerning abuse of dominant position in the wholesale or retail market of sim card, unit card, digital unit, activation and other subscriber services by obstructing the activity of Avea is examined in the context of this investigation and Avea is accepted as a complainant. Investigation report is submitted to the Company in August 2010 and the Company submitted its defence statement to Competition Board. Additional Written Opinion is submitted to the Company in February 2011 and the Company will submit its written defence to Additional Written Opinion within due date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Investigation of ICTA based on the complaint of a subscriber

ICTA decided to initiate an investigation through its decision dated 12 May 2010 based on the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., and requested certain information and documents from the Company. The Company provided its response related to the matter to ICTA. Investigation report is notified to the Turkcell and Turkcell has submitted its defence statement to ICTA within the due date.

On 13 January 2011, ICTA decided to impose administrative fine to the Company amounting to TL 8,020 (equivalent to $ 5,188 as at 31 December 2010) for making some subscribers suffer and TL 2,005 (equivalent to $ 1,297 as at 31 December 2010) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and provision totalling to TL 7,430 (equivalent to $4,806 as at 31 December 2010) is set in the consolidated financial statements as at and for the year ended 31 December 2010. The Company filed two lawsuits on 21 March 2011 for the suspension of execution and cancellation of the administrative fine.

Investigation on breaching confidentiality of personal data and relevant legislation which is launched by ICTA

ICTA decided to launch preliminary investigation on breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping. ICTA authorities made an on-site inspection in July 2010. On 22 September 2010, ICTA decided to launch an investigation against the Company for detailed examination of the matter. Information and documents demanded by ICTA were submitted to the ICTA. In January 2011, investigation report was sent to the Company. The Company submitted its written defence within due date.

Dispute on treasury share in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $66,397 as at 31 December 2010) and interest amounting to TL 68,276 (equivalent to $ 44,163 as at 31 December 2010) till to the date the case is filed. The Administrative Court rejected the case and the Company appealed the decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. On 10 March 2009, the Court rejected the case. The Company appealed the decision. Appeal process is still pending.

Dispute on ICTA fee payment based on the amended license agreement

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $2,594 as at 31 December 2010) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. Appeal process is still pending. The Company received the related principal amount of TL 4,011 (equivalent to $2,594 as at 31 December 2010) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. On 17 March 2010, the Company initiated a lawsuit for the accrued interest amounting to TL 3,942 (equivalent to $2,550 as at 31 December 2010). The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise concerning the accrued interests, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Penalty issued to Superonline regarding trenching activities

On 13 January 2011 Ankara Municipality issued a penalty of TL 8,863 (equivalent to $5,733 as at 31 December 2010) to Superonline related to Superonline’s trenching activities. Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2010.

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $4,191 as at 31 December 2010) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision. Appeal process is still pending. The Company has paid the principal of TL 6,480 (equivalent to $4,191 as at 31 December 2010), late payment interest of TL 5,103 (equivalent to $3,301 as at 31 December 2010) and related fees of TL 524 (equivalent to $339 as at 31 December 2010) on 30 March 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA for the determination SMS interconnection termination fees and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA until January 2009. ICTA determined new SMS termination rate in January 2009 upon the application of Avea.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2010 (31 December 2009: None).

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $5,766 as at 31 December 2010). The arbitration processes are still pending.

A bad debt reserve for the receivable amount of 8,755 TL (equivalent to $5,663 as at 31 December 2010) for T-Medya has been recognized in the consolidated financial statements as at and for the year ended 31 December 2010 in accordance with the bad debt policy of the Company.

Investigation initiated by ICTA upon complaint of subscriber on international roaming campaigns

On 30 December 2010, ICTA decided to initiate an investigation against Turkcell upon a complaint of a consumer regarding the Company’s billing and pricing applications in order to investigate the billing and pricing problems arising from the international roaming campaigns within 2009 and 2010. ICTA requested some information about campaigns and the Company submitted its explanations on the issue to ICTA.

Investigation initiated by ICTA regarding Number Portability

On 26 January 2011 ICTA decided to initiate an investigation against the Company regarding refusal of number portability requests and reason of such refusal. ICTA carried out an inspection in the Company between 28 February and 2 March 2011.

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

On 9 March 2011, ICTA decided to initiate an investigation against the Company upon a complaint of a consumer regarding the Company’s miss charging about data tariffs. An inspection was carried out between 30 March and 1 April in the Company by ICTA.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Investigation initiated by ICTA regarding the Company’s compatibility to ICTA’s regulations and decisions

On 26 January 2011, ICTA decided to initiate an investigation against the Company about its compatibility of “Terms and Conditions About Updating Subscribers Records and Subscription Processes of End Users” and ICTA’s decision about limitation of numbers of the subscriptions. On 23 March 2011, ICTA carried out an inspection in the Company.

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Türk Telekom to collect TL 1,777 (equivalent to $1,149 as at 31 December 2010) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007-February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. The Court decided in favor of the Company on 23 March 2011. The Court has not prepared the written decision yet.

Investigation of ICTA related with application of an article of the Regulation on Consumer Rights in the Electronic Communications Sector

The ICTA decided to initiate an investigation related with application of an article of the Regulation on Consumer Rights in the Electronic Communications Sector through its decision dated 22 February 2011 and prepared an investigation report. The decision and investigation report is notified to the Company and the Company will submit its defense statement to ICTA within the due date.

33.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 December 2010 and 2009, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $11,395, $8,044 and $7,912 for the years ended 31 December 2010, 2009 and 2008, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Other related party transactions:

Due from related parties—long term	31 December 2010	31 December 2009
T-Medya	1,044	5,539
Digital Platform Iletisim Hizmetleri AS (“Digital Platform”)	—	15,306
Other	—	194

	1,044	21,039

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Receivables from T-Medya consists of receivables based on rent agreements, accrued interests for outstanding balance and unpaid building expenses. Due from related parties long term is shown net of allowance for doubtful debts amounting to $5,897 as at 31 December 2010 (31 December 2009: nil). The impairment loss recognized for the years ended 31 December 2010 is $5,897 (31 December 2009 and 2008: nil).

Due from related parties—short term	31 December 2010	31 December 2009
System Capital Management (“SCM”)	38,202	63,311
Digital Platform	21,307	25,563
A-Tel	13,260	8,786
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	8,212	5,470
ADD Production Media AS. (“ADD”)	1,796	—
Kyisvstar GSM JSC (“Kyivstar”)	1,225	226
Other	4,895	5,487

	88,897	108,843

Due from related parties short term is shown net of allowance for doubtful debts amounting to $2,998 as at 31 December 2010 (31 December 2009: nil). The impairment loss recognized for the years ended 31 December 2010 is $2,998 (31 December 2009 and 2008: nil).

Due to related parties—short term	31 December 2010	31 December 2009
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	2,766	7,069
Intralot SA (“Intralot”)	910	—
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	909	519
Mapfre Genel Yasam Sigorta AS (“Mapfre”)	473	81
Kyisvstar GSM JSC (“Kyivstar”)	44	2,457
Other	5,658	4,654

	10,760	14,780

Substantially, all of the significant due from related party balances is from Cukurova Group companies.

Due from SCM, non-controlling shareholder of Euroasia, resulted from the loan that SCM utilized from Financell with maturity of 30 December 2011.

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

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Due from ADD, a company whose majority shares are owned by Cukurova Group, resulted from advances given for advertising and sponsorship services.

Due from Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services rendered to this company.

Due to Hobim, a company whose majority shares are owned by Cukurova Group, resulted from the invoice printing services rendered by this company.

Due to Intralot, a company incorporated under the laws of Greece and is the shareholder of Inteltek, a subsidiary of the Group. The Group purchases game software and maintenance services.

Due to KVK, a company whose majority shares are owned by Cukurova Group, resulted from the payables for sales commissions and terminal purchases.

Due to Mapfre, a company owned by one of the shareholders of the Group, provides insurance services to the Group.

Due to Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services received.

The Group’s exposure to currency and liquidity risk related to due from/(due to) related parties is disclosed in Note 29.

Transactions with related parties

All intragroup transactions have been eliminated and are not presented as related party transactions in the following table:

Income from related parties	2010	2009	2008
Sales to KVK Teknoloji
Simcard and prepaid card sales	507,963	640,312	860,711
Sales to Kyivstar
Telecommunications services	42,413	44,195	63,581
Sales to A-Tel
Simcard and prepaid card sales	30,838	67,558	132,594
Sales to Digital Platform
Call center revenues and interest charges	22,223	18,766	20,281
Finance income from SCM
Interest income	14,863	5,213	—
Sales to Teliasonera International
Telecommunications services	4,793	8,328	7,151
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	2,979	5,497	12,996
Sales to CJSC Ukrainian Radiosystems
Telecommunications services	2,321	3,388	8,390

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Related party expenses	2010	2009	2008
Charges from ADD
Advertisement and sponsorship services	65,957	127,014	165,250
Charges from Kyivstar
Telecommunications services	36,039	53,466	63,799
Charges from A-Tel (*)
Dealer activation fees and others	31,618	36,971	49,065
Charges from KVK Teknoloji
Dealer activation fees and others	27,706	41,360	103,386
Charges from Hobim
Invoicing and archieving services	19,446	21,985	20,865
Charges from Teliasonera International
Telecommunications services	9,162	12,261	11,300
Charges from Millenicom
Telecommunications services	3,194	5,171	8,501
Charges from CJSC Ukrainian Radiosystems
Telecommunications services	2,211	4,208	6,491

*	Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the years ended 31 December 2010, 2009 and 2008 amounting to $31,618, $36,971 and $49,065, respectively.

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

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the period ended 31 December 2010 is TL 180,922 (equivalent to $117,026 as at 31 December 2010) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period.

Agreements with Kyivstar:

Alfa Group, a minor shareholder of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

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

On 23 December 2005, “Restructuring Framework Agreement” and supplemental sponsorship agreements was signed between Digital Platform and the Company. Within the framework of the agreement, Digital Platform will pay its liabilities to Company including interest accrued partially in cash and partially by providing sponsorship services until 15 July 2011. On 4 June 2010, Digital Platform notified the Company to annul Lig TV sponsorship agreement, one of the supplemental agreements within the framework of “Restructuring Framework Agreement” and declared that Digital Platform will pay its debt to the Company only in cash according to the payment schedule in “Restructuring Framework Agreement”. With the protocol dated 31 January 2011, the agreement dated 23 December 2005 is cancelled with the mutual agreement of the parties. The remaining receivable balance from Digital Platform will be paid in 2 equal installments in February 2011 and March 2011.

The Company also has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company’s subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Global”).

Agreements with SCM:

SCM, non-controlling shareholder of Euroasia, obtained loan from Financell.

Agreements with Teliasonera International:

Teliasonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving call termination and international traffic carriage services to and from the Astelit.

Agreements with Millenicom:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services to and from the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Agreements with CJSC Ukrainian Radiosystem:

CJSC Ukrainian Radiosystems owned by Vimpelcom provides mobile communications services is rendering and receiving call termination and international traffic carriage services to and from the Astelit.

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, Cukurova Group. The Company was operating a media purchasing agreement with ADD, which was revised on 1 September 2009 and was effective until 31 August 2010. The purpose of this agreement was to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. However, the agreement was annulled effective from 2 August 2010 as a result of the notification dated 28 May 2010.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

34.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2010 and 2009 are as follows:

Subsidiaries

Name	Country of incorporation	Business	Effective Ownership Interest
			31 December 2010 (%)	31 December 2009 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Superonline	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatirim Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Kurumsal Satis ve Dagitim Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS*	Turkey	Telecommunications infrastructure business	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	Betting business investments	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri AS	Turkey	Telecommunications	100	100
Beltur BV	Netherlands	Telecommunications investments	100	100
Surtur BV	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
LLC Global	Ukraine	Customer relations management	100	100
FLLC Global	Republic of Belarus	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications investments	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	—
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	99	99
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	—

*	Brandname of Kule Hizmet ve Isletmecilik AS is Global Tower.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2010

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

35.	Subsequent events

On 23 March 2011, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010 amounting to TL 1,328,697 (equivalent to $859,442 as at 31 December 2010, respectively), which represented 75% of distributable income. This represents a net cash dividend of full TL 0.6039532 (equivalent to full $0.39 as at 31 December 2010) per share. This dividend proposal will be discussed at Ordinary General Assembly of Shareholders to be held on 21 April 2011.

In the Ordinary General Assembly of Shareholders Meeting of Inteltek held on 6 April 2011, it has been decided to distribute dividends amounting to TL 16,744 (equivalent to $10,831 as at 31 December 2010).

In March 2011, Fintur decided to distribute dividend amounting to $50,000. The Company has received its portion on 7 April 2011.

In March 2011, A-Tel decided to distribute dividend amounting to TL 26,982 (equivalent to $17,453 as at 31 December 2010). The Company will receive its portion on 11 April 2011.

According to contract which was signed between Fizy Medya İnternet ve Bilişim Teknolojileri Limited Sirketi (“Fizy”) on 28 January 2011, the Company acquired 70% of the shares. Fizy’s operations consists of providing all kind of advertising and promotion services upon internet and e-trading, acquiring copyrights, broadcasting, music and video accessing as well as downloading from the internet. Fizy restarted its operations on 1 April 2011 which was previously held in 2010.

FINTUR HOLDINGS B.V.

CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2010

TOGETHER WITH AUDITORS’ REPORT

Başaran Nas Bagimsiz Denetim ve

Serbest Muhasebeci Mali Müşavirlik A.Ş.

a member of

PricewaterhouseCoopers

BJK Plaza, Süleyman Seba Caddesi

No: 48 B Blok Kat 9 Akaretler

Beşiktaş 34357 İstanbul-Turkey

www.pwc.com/tr

Telephone +90 (212) 326 6060

Facsimile +90 (212) 326 6050

FINTUR HOLDINGS B.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of Fintur Holdings B.V.

We have audited the consolidated balance sheets of Fintur Holdings B.V. and its subsidiaries (the “Group”) as at 31 December 2010 and 2009 and consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the years ended 31 December 2010,2009 and 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fintur Holdings B.V. and its subsidiaries as at 31 December 2010 and 2009 and the results of their operations and their cash flows for the years ended 31 December 2010,2009 and 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Başaran Nas Bagimsiz Denetim ve

Serbest Muhasebeci Mali Mtişavirlik AŞ.

a member of

PricewaterhouseCoopers

Mert Tüten.SMMM Partner

Istanbul, 14 April 2011

FINTUR HOLDINGS B.V.

CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2010

FINTUR HOLDINGS B.V.

CONSOLIDATED BALANCE SHEETS

AT 31 DECEMBER 2010 AND 2009

(Amounts expressed in thousands of USD unless otherwise indicated.)

	Note	2010	2009
ASSETS

Current assets:
Cash and cash equivalents	4	251,994	170,321
Trade receivables	5	113,102	106,745
Due from related parties	6	14,220	43,532
Inventories	7	13,208	9,052
Other current assets	8	59,074	94,104

Total current assets		451,598	423,754

Non-current assets:
Property and equipment	9	1,283,595	1,205,105
Intangible assets	10	963,756	950,154
Other non-current assets	11	5,339	12,075
Deferred income tax assets	13	10,979	9,037

Total non-current assets		2,263,669	2,176,371

Total assets		2,715,267	2,600,125

These consolidated financial statements were authorised for issue by the board of directors on 14 April 2011 and were signed on its behalf by Mr. Tero Kivisaari (“Chairman and Chief Executive Officer”) and Mr. Mats Salomonsson (“Chief Financial Officer”).

The notes on pages 119 to 162 form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED BALANCE SHEETS

AT 31 DECEMBER 2010 AND 2009

(Amounts expressed in thousands of USD unless otherwise indicated.)

	Note	2010	2009
LIABILITIES AND EQUITY

Current liabilities:
Trade payables	12	116,860	68,671
Due to related parties	6	20,224	40,593
Current income tax liabilities		22,182	2,039
Other current liabilities	14	130,519	138,830

Total current liabilities		289,785	250,133

Non-current liabilities:
Deferred income tax liabilities	13	37,583	55,759
Other non-current liabilities	15	774,166	748,512

Total non—current liabilities		811,749	804,271

Total liabilities		1,101,534	1,054,404

Equity:
Share capital	16	189,059	189,059
Additional paid-in capital	16	349,059	349,059
Retained earnings		719,928	677,608
Cumulative translation adjustment		(83,808)	(75,851)

Equity attributable to the shareholders of Fintur Holdings B.V.		1,174,238	1,139,875

Non-controlling interest		439,495	405,846

Total equity		1,613,733	1,545,721

Total equity and liabilities		2,715,267	2,600,125

The notes on pages 119 to 162 form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED 31 DECEMBER 2010, 2009 AND 2008

(Amounts expressed in thousands of USD unless otherwise indicated.)

	Notes	2010	2009	2008
Revenues, net	3	1,736,576	1,605,022	1,823,095
Cost of services	17	(692,757)	(665,749)	(739,410)

Gross profit		1,043,819	939,273	1,083,685
General and administrative expenses	18	(141,061)	(136,223)	(141,749)
Selling and marketing expenses	19	(201,269)	(177,939)	(222,139)
Other operating income/(expenses), net		(62,320)	13,955	19,753

Operating profit		639,169	639,066	739,550
Financial income/(expenses), net	20	9,069	(12,297)	18,481

Profit before taxation on income		648,238	626,769	758,031
Taxation on income	13	(151,741)	(154,449)	(216,733)

Profit for the year		496,497	472,320	541,298

Attributable to:
- equity holders of Fintur Holdings B.V.		302,320	325,549	364,545
- non-controlling interest		194,177	146,771	176,753

Total		496,497	472,320	541,298

The notes on pages 119 to 162 form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED 31 DECEMBER 2010, 2009 AND 2008

(Amounts expressed in thousands of USD unless otherwise indicated.)

	2010	2009	2008
Profit for the year	496,497	472,320	541,298
Currency translation differences	(22,854)	(155,243)	17,348

Total comprehensive income for the year	473,643	317,077	558,646

Attributable to:
- equity holders of Fintur Holdings B.V.	294,363	193,246	377,284
- non-controlling interest	179,280	123,831	181,362

Total	473,643	317,077	558,646

The notes on pages 119 to 162 form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2010, 2009 AND 2008

(Amounts expressed in thousands of USD unless otherwise indicated.)

	Equity attributable to shareholders of Fintur Holdings B.V.
	Share capital	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Total	Non-controlling interest	Total equity
Balances at 1 January 2008	189,059	349,059	387,514	43,713	969,345	572,882	1,542,227

Total comprehensive income for the year	—	—	364,545	12,739	377,284	181,362	558,646
Dividends declared	—	—	(200,000)	—	(200,000)	(104,315)	(304,315)
Transactions with non-controlling shareholders	—	—	—	—	—	(238,874)	(238,874)

Balances at 31 December 2008	189,059	349,059	552,059	56,452	1,146,629	411,055	1,557,684

Balances at 1 January 2009	189,059	349,059	552,059	56,452	1,146,629	411,055	1,557,684

Total comprehensive income for the year	—	—	325,549	(132,303)	193,246	123,831	317,077
Dividend declared	—	—	(200,000)	—	(200,000)	(125,785)	(325,785)
Change in ownership interest in subsidiary	—	—	—	—	—	(3,255)	(3,255)

Balances at 31 December 2009	189,059	349,059	677,608	(75,851)	1,139,875	405,846	1,545,721

Balances at 1 January 2010	189,059	349,059	677,608	(75,851)	1,139,875	405,846	1,545,721

Total comprehensive income for the year	—	—	302,320	(7,957)	294,363	179,280	473,643
Dividend declared	—	—	(260,000)	—	(260,000)	(145,631)	(405,631)

Balances at 31 December 2010	189,059	349,059	719,928	(83,808)	1,174,238	439,495	1,613,733

The notes on pages 119 to 162 form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2010, 2009 AND 2008

(Amounts expressed in thousands of USD unless otherwise indicated.)

	Note	2010	2009	2008
Profit before taxation on income		648,238	626,769	758,031
Adjustments to reconcile profit before taxation on income to net cash provided by operating activities:
Depreciation and amortisation	9,10	254,333	239,482	238,992
Interest expense	20	399	84	212
Change in deferred revenue	14	41,971	(64,795)	16,824
Provision for impairment of receivables	5	3,722	4,989	3,114
Interest income	20	(6,940)	(5,933)	(17,153)
Change in the fair value of put option liability	15	67,196	(14,604)	(22,466)
Other		—	(144)	(204)

Changes in operating assets and liabilities:
Increase/(decrease) in inventories		(4,156)	7,509	2,366
Decrease in trade receivables and due from related parties		19,233	146,545	(57,122)
Decrease/(increase) in other assets		45,817	(26,097)	(874)
Increase in restricted cash	4	(22)	(27)	(6)
Decrease in trade payables and due to related parties		(10,616)	(105,631)	127,175
Decrease in other liabilities		(41,863)	(100,392)	154,357
Interest paid		(2,065)	(7,716)	(10,842)
Income taxes paid		(146,808)	(161,466)	(186,349)

Net cash provided by operating activities		868,439	538,573	1,006,055

Investing activities:
Proceeds from sale of property and equipment		5,728	3,081	184
Purchase of property and equipment	9	(295,626)	(216,533)	(344,354)
Purchase of intangible assets	10	(72,171)	(64,957)	(114,147)
Interest received		2,887	5,933	21,865
Purchase of non-controlling shares of subsidiary		—	(7,000)	(213,000)

Net cash used in investing activities		(359,182)	(279,476)	(649,452)

Financing activities:
Repayment of put option liability	15	(48,295)	(52,468)	(94,790)
Dividend paid to group companies		(186,100)	(200,000)	(200,000)
Dividend paid to non-controlling interest		(181,095)	(112,008)	(40,786)

Net cash used in financing activities		(415,490)	(364,476)	(335,576)

Net increase/(decrease) in cash and cash equivalents		93,767	(105,379)	21,027
Cash and cash equivalents at beginning of the period		170,141	285,073	263,888

Effect of exchange rate changes on cash and cash equivalents		(12,072)	(9,553)	158

Cash and cash equivalents at end of the year		251,836	170,141	285,073

The notes on pages 119 to 162 form an integral part of these consolidated financial statements.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

NOTE 1—ORGANISATION AND NATURE OF OPERATIONS

Fintur Holdings B.V. (“Fintur” or the “Company”), is a limited liability company incorporated and domiciled in the Netherlands. The address of its registered office is Rodezand 34k in Rotterdam, the Netherlands. Fintur’s primary activity is the participation and investment in various businesses in the telecommunications and high technology sectors.

Fintur has two primary shareholders, Turkcell İletişim Hizmetleri A.Ş. (“Turkcell”) and Sonera Holding B.V. (“Sonera”). The holdings of Sonera and Turkcell in Fintur are 58.55% and 41.45%, respectively. On 3 December 2002, Sonera and the Swedish telecommunication operator Telia AB finalised a merger and a new company was organized under the name TeliaSonera AB (“TeliaSonera”). TeliaSonera owns 100% of Sonera. The number of employees in 2010 is 2,988 (2009: 2,803).

At 31 December 2010, subsidiaries of Fintur (the “Subsidiaries”) and their locations are as follows:

Location

Azercell Telekom B.M. (“Azercell”)	Azerbaijan
Azeronline Ltd. (“Azeronline”)	Azerbaijan
Azertel Telekomünikasyon Yatirim Diş Ticaret A.Ş. (“Azertel”)	Turkey
Geocell LLC (“Geocell”)	Georgia
Gürtel Telekomünikasyon Yatirim ve Diş Ticaret A.Ş. (“Gürtel”)	Turkey
GSM Kazakhstan LLP OAO Kazakhtelecom (“Kcell”)	Kazakhstan
AR-Telecom LLP (“AR-Telecom”)	Kazakhstan
KT-Telecom LLP (“KT-Telecom”)	Kazakhstan
I.M.Moldcell S.A. (“Moldcell”)	Moldova
Molfintur S.R.L. (“Molfintur”)	Moldova

Azertel has a 100% share in Azercell. Azercell is a cellular phone carrier and operates in accordance with a non-exclusive Global System for Mobile Communications (“GSM”) licence agreement signed with the Ministry of Communication of the Azerbaijan Republic in December 1996 which allows operation throughout Azerbaijan for a twenty-year period. In 2006, Azercell obtained the right to use new 1800 GSM frequency license for a twenty-year period. Azercell has a 51% share in Azeronline, an Internet Service Provider.

Gürtel has a 100 % share in Geocell. Geocell is a cellular phone carrier, which operates in accordance with a non-exclusive GSM license. Geocell operates in accordance with the following non-exclusive licences issued by Georgian National Communications Commission:

•	GSM 1800 licence—issued on 2 June 2006 and expires on 13 August 2013;

•	WCFMA/UMTS license—issued on 14 June 2006 and expires on 9 June 2016;

•	GSM 900 licence—issued 2 April 2007 and expires on 2 April 2017;

•	GSM 900/1800 licence—issued on 3 August 2009 and expires on 3 August 2019.

The licences allow for operation throughout Georgia and management expects to renew the licenses upon their expiration. All licences allow for operation throughout Georgia for a ten-year period.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

Kcell was formed to design, construct and operate a cellular telecommunications network in Kazakhstan. Kcell obtained a non-exclusive general license in June 1998 for 15 years to provide mobile telephone services in accordance with GSM Standards. On 20 June 2007, the Kcell entered into an agreement to acquire 100% in a company in Kazakhstan, AR-Telecom, which was dormant since establishment in 2003. KCell acquired KT-Telecom in 2008, which was dormant at acquisition date. The purpose of these acquisitions was to get WiMAX licenses held by KT-Telecom and AR-Telecom. In 2009, KT-Telecom and AR-Telecom commenced their operating activities.

On 1 December 2010, Kcell launched 3G services in Astana and Almaty based on the temporary permission. On 25 December 2010, the competent authority signed an addendum to the existing GSM license, which provides Kcell with a right to operate 3G network. The addendum requires Kcell to provide all locations with population over 10,000 people with mobile services using UMTS/WCDMA standards until 1 January 2015.

Moldcell was established to operate as one of the three GSM operators in the Republic of Moldova. Moldcell is licensed by the Ministry of Transport and Communications in November 1999 to provide both voice and data services over its mobile network in the 900 MHz frequency range for a period of 15 years.

NOTE 2—BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT RELEVANT ACCOUNTING POLICIES

2.1	Basis of preparation

The consolidated financial statements of Fintur and its subsidiaries (the “Group”) at 31 December 2010 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and IFRIC interpretations.

The policies set out below have been consistently applied to all periods presented, unless otherwise stated.

The Group maintain their accounting records in accordance with the laws and regulations in force in the countries where they are registered. These consolidated financial statements are prepared under the historical cost convention, adjusted, where required by IFRS, to measure certain items at fair value.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.6.

In management’s opinion all adjustments are normal, recurring and necessary for a fair presentation. The results of operations for the periods presented are not necessarily indicative of the results that may be expected for the future periods.

These consolidated financial statements are prepared on a going concern basis.

2.2	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

The consolidated financial statements are presented in US dollars (“USD”), which is the Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of income.

(c)	Group companies

The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income.

The following tables summarizes the period end and average exchange rates of local currencies for Fintur and its subsidiaries for 1.00 US dollar at 31 December 2010, 2009 and 2008 and for the years then ended:

	2010		2009		2008
	31 December	Average	31 December	Average	31 December	Average
Kazakhstan Tenge	147.50	147.35	150.39	147.22	120.77	120.30
Azeri Manat	0.80	0.80	0.81	0.81	0.80	0.82
Georgian Lari	1.77	1.78	1.71	1.67	1.67	1.49
Turkish Lira	1.55	1.56	1.51	1.56	1.51	1.29
Moldovan Lei	12.1	12.3	12.3	11.1	10.4	10.3
EUR	0.75	0.75	0.70	0.72	0.71	0.68

At present, significant exchange restrictions and state controls exist in most jurisdictions in which the Group operates. The local currencies of Fintur subsidiaries in Kazakhstan, Azerbaijan, Georgia and Moldova are not convertible outside of respective countries. Future movements of exchange rates will affect the carrying values of the Group’s assets and liabilities. The translation of underlying local currency amounts into USD in these consolidated financial statements should not be construed as a representation that such local currency amounts have been, could be or will in the future be converted into USD at the exchange rates shown or at any other exchange rate.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

2.3	Principles of consolidation

(a)	Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the statement of comprehensive income.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated in full. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

The table below sets forth Fintur’s ownership percentage in subsidiaries and their business segments at 31 December 2010, 2009 and 2008:

Name	Business segment	2010%	2009%	2008%
Azercell	GSM	51	51	51
Azeronline	Other	26	26	26
Azertel	Other	51	51	51
Geocell	GSM	100	100	98
Gürtel	Other	100	100	100
Kcell	GSM	51	51	51
AR-Telecom	Other	51	51	51
KT-Telecom	Other	51	51	51
Moldcell	GSM	100	100	100
Molfintur	Other	100	100	100

Gürtel has a 100% (2009 and 2008: 100%) interest in Geocell, Azertel has a 100% (2009 and 2008: 100%) interest in Azercell and Kcell has 100% (2009 and 2008: 100%) interest in AR-Telecom and KT-Telecom. Azercell has a 51% (2009 and 2008: 51%) share in Azeronline. The business segment of Azercell and Geocell is GSM.

(b)	Non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

Prior to the amendments to IAS 27, ‘Consolidated and Separate Financial Statements’, which is effective for annual periods beginning on or after 1 July 2009, the Group had the following accounting policy regarding transactions with non-controlling interests:

The Group applies a policy of treating transactions with non-controlling interests as transactions with parties external to the Group. Disposals to non-controlling interests result in gains and losses for the Group that are recorded in the statement of income. Purchases from non-controlling interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary. Commitments to purchase non-controlling interests and put options granted to non-controlling shareholders (including any subsequent capital contributions from non-controlling shareholders) are recognized as contingent consideration. Where the amount of the commitment exceeds the amount of the non-controlling interest, the difference is recorded as goodwill. Any changes in fair value of put options granted to non-controlling shareholders in existing subsidiaries are recognised in the statement of income, unless the changes are derived from dividend payments to other shareholders. Dividends paid to the non-controlling shareholders are treated as repayment of the put option liability (Note 15).

2.4	Summary of significant relevant accounting policies

Cash and cash equivalents

Cash and cash equivalents consist of investments readily convertible into cash and have original maturities of three months or less.

Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The Group periodically assesses the adequacy of valuation allowances for uncollectible accounts receivable by evaluating the collectability of outstanding receivables and general factors such as length of time individual receivables are past due, historical collection experience, and the economic environment. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash discounted at the original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the consolidated statement of income within cost of services. When a trade receivable is deemed as uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against cost of services in the consolidated statement of income.

Related parties

For the purpose of these consolidated financial statements; shareholders, key management personnel, Board members and their close family members, in each case together with, companies controlled by or affiliated with them and investments are considered and referred to as related parties.

Inventories

Inventories primarily include SIM cards, scratch cards and spare parts.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted-average method. The cost of inventories comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Property and equipment and related depreciation

Property and equipment are recorded in the balance sheet at cost less accumulated depreciation, and impairment losses. The cost of property and equipment includes its purchase price, non-refundable taxes, and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Borrowing costs that are directly attributable to the acquisition, construction or production of property and equipment are capitalised as part of the cost of that asset.

To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset.

Property and equipment consist of the following assets which are depreciated primarily on a straight-line basis over the estimated useful lives shown below:

Years
Buildings	10-25
Switches and transmission devices	4-8
Network equipment	8
Furniture and fixtures	4
Motor vehicles	4
Leasehold improvements	5
Computer equipment	4

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

The changes in telecommunications technology may have a significant impact on the activities of the Group. These changes may lead to the replacement of major items of equipment by new technology, which provide the same or superior service capacity at substantially lower costs. In reviewing the remaining useful lives, for the purposes of these consolidated financial statements, management took into account these circumstances and the environment in which the Group operates.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in the statement of income.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

Intangible assets

(a)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Prior to the amendments to IAS 27, which is effective for annual periods beginning on or after 1 July 2009, goodwill originating from purchases from non-controlling interest was calculated being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary. The difference between the fair value of the put option granted to non-controlling shareholders and derecognized non-controlling interest due to these put options was also accounted as goodwill (Note 10). Any changes in fair value of put options granted to non-controlling shareholders in existing subsidiaries are recognised in the statement of income, unless the changes are derived from dividend payments to other shareholders. Separately recognised goodwill is tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each country of operation by each primary reporting segment.

(b)	Licenses and rights to use frequency spectrums

Acquired licences and rights to use frequency spectrums are shown at historical cost. Licences and rights to use frequency spectrums have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of licences and rights to use frequency spectrums over their useful lives of 9 to 20 years.

(c)	Computer software

Acquired computer software licenses are capitalised on the basis of costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives of 4 to 8 years.

Impairment of non-financial assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Provisions are measured at the present value of management’s best estimate of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of income, on a straight-line basis over the period of the lease.

Current and deferred income taxes

The tax expense for the year comprises current and deferred taxes. Taxes are recognised in the consolidated statement of income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In these circumstances, taxes are also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Revenue recognition

Revenues are recorded on an accrual basis at the sales value, adjusted for discounts granted and sales-related taxes. Revenues are measured at the fair value of the consideration received or receivable. Revenues are shown net of Value Added Taxes (“VAT”) and discounts and after eliminating sales within the Group.

The Group categorises subscribers as follows:

•	Prepaid subscribers, that use prepaid cards to access wireless network and

•	Post-paid subscribers that are billed each month for their access of wireless network.

Revenues are categorised as follows:

•	revenue from subscribers, including monthly fixed fees, call out revenue, prepaid card services;

•	roaming fees charged to other wireless operators for non-company subscribers using the Group’s network;

•	interconnect fees;

•	connection fees;

•	other—rentals of transmission lines and other services.

Revenue from prepaid card services

The Group sells prepaid phone cards to subscriber separately from the handset. These cards allow subscribers a predetermined allotment of wireless phone calls and /or take advantage of other services offered by the Group, such as short messages.

At the time that prepaid phone card is purchased by a subscriber, the Group records the receipts of cash as deferred revenue (Note 14). The Company recognizes revenues from the sale of the prepaid card in the period when the subscriber uses airtime under the prepaid card. Unused airtime on sold prepaid card is not recognized as revenue until the related service has been provided to the subscriber or the prepaid card has expired.

Call out revenue

Call out revenue is recognized based on the actual airtime used by the post-paid subscribers.

Interconnect revenues and costs

The Company charges interconnect per minute fees to other wireless and fixed line operators within the country which the subsidiaries of Fintur operates, for calls originated outside and terminated within Group’s network. The Group recognizes such revenues when the services are provided. The Group is charged interconnect per minute fees by other wireless and fixed line operators within the country which the subsidiaries of Fintur operates, for calls originated within the Group’s network and terminated outside of the network. The Group recognizes such costs when the services are provided.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

Roaming revenues

The Group charges roaming per minute fees to other wireless operators for non-Group subscribers utilizing the Group’s network. The Group recognizes such revenues when the services are provided.

Connection fees

Connection fees consist of non-refundable charges received from subscribers at the time of initiation without fixed period of the contract between the Group and the subscriber. Connection fees are recognised as revenue immediately.

Monthly fixed fee

The Group recognises revenues related to the monthly network fees in the month that wireless service is provided to the subscriber.

Other revenues

The revenue recognition policy for other revenues (including SMS, MMS, GPRS and WAP) is to recognise revenue as services are provided.

Interest income is recognised on a time-proportion basis using the effective interest method.

Customer acquisition costs

The Group does not capitalise the costs of acquiring contracts as intangible assets. These costs represent commissions, bonuses and other rewards paid to distributors or dealers for connecting subscribers for service to the network. In accordance with IAS 38 “Intangible Assets”, an intangible asset should be recognised if it meets the criteria of being measurable, identifiable and controlled. Management believes that while these costs are measurable and identifiable, they are not controlled by the Group. Therefore, the Group expenses customer acquisition costs as incurred.

Payroll expenses and related contributions

Wages, salaries, contributions to pension funds, paid annual leave and sick leave, bonuses, and other benefits are accrued in the period in which the associated services are rendered by the employees of the Group.

Pension payments

The Group does not incur any expenses in relation to provision of pensions or other post-employment benefits to its employees. In accordance with the legal requirements of the countries where Fintur subsidiaries operate, the Group withholds pension contributions from employee salaries and transfers them into state or private pension funds. Once the contributions have been paid, the Group has no further pension obligations. Upon retirement of employees, all pension payments are administered by the pension funds directly.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors that makes strategic decisions.

The operating segments of the Group are composed of the Group’s operations of its subsidiaries Kcell, Azercell, Geocell and Moldcell, which are domiciled in these respective countries. Other operating segment is composed of Azertel, Gürtel and Fintur (Note 3).

2.5	Financial risk management

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group does not use derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by management under policies approved by the Board of Directors. The Board of Directors provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk and investment of excess liquidity.

(i)	Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities. These risks are monitored and limited by the analysis of foreign currency position. Due to undeveloped market of financial instruments in countries where the subsidiaries operate, the management does not hedge the Company’s foreign exchange risk.

At 31 December 2010, if the USD had weakened/strengthened by 10 percent against Kazakhstan Tenge with all other variables held constant, post-tax profit for the year ended 31 December 2010 would have been USD 1,837 thousand (2009: USD 47 and 2008:USD 1,665) lower/higher, mainly as a result of foreign exchange gains/losses on translation of USD denominated bank balances, trade receivables and trade payables.

At 31 December 2010, if the USD had strengthened/weakened by 10 percent against the Azeri Manat with all other variables held constant, post-tax profit for the year ended 31 December 2010 would have been USD 667 (2009: USD 94 and 2008: USD 199) lower/higher, mainly as a result of foreign exchange gains/losses on translation of USD denominated bank balances, trade receivables and payables.

At 31 December 2010, if the USD had strengthened/weakened by 10 percent against the Georgian Lari with all other variables held constant, post-tax profit for the year ended 31 December 2010 would have been USD 176 (2009: USD 2,298 and 2008: USD 4,711) lower/higher, mainly as a result of foreign exchange gains/losses on translation of USD denominated bank balances, trade receivables and payables.

At 31 December 2010, if the USD had weakened/strengthened by 10 percent against Moldovan Lei with all other variables held constant, post-tax profit for the year ended 31 December 2010 would have been USD 5,256 (2009: USD 5,517 and 2008: USD 5,300) lower/higher, mainly as a result of foreign exchange gains/losses on translation of USD denominated borrowings.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

At 31 December 2010, if the USD had weakened/strengthened by 10 percent against EUR with all other variables held constant, post-tax profit for the year ended 31 December 2010 would have been USD 443 (2009: USD 1,189 and 2008: USD 1,794) lower/higher, mainly as a result of foreign exchange gains/losses on translation of USD denominated bank balances.

(ii)	Cash flow and fair value interest rate risk

The Group is exposed to changes in market interest rates based on the existence of interest bearing assets.

The Group has significant interest-yielding assets (Note 4), therefore the Group’s income and operating cash flows are dependent on changes in market interest rates.

At 31 December 2010, if interest rate on bank time deposits had been 1 percent higher/lower with all other variables held constant, post-tax profit for the year ended 31 December 2010 would have been USD 1,024 (2009: USD 1,438 and 2008: USD 2,306) higher/lower, arising mainly as a result of decrease in the fair value of fixed rate financial assets.

The fixed rate exposure is managed by using natural hedges that arises from interest-bearing assets.

(iii)	Credit risk

Ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. Credit risk arises from cash and cash equivalents and deposits with banks, as well as credit exposures to customers, represented by corporate clients. These risks are managed by limiting the aggregate risk from any individual counter party and obtaining sufficient collateral where necessary. The Group’s investments in cash equivalents are limited to high-credit quality financial institutions. There are no policies that limit the amount of credit exposure to any financial institution. The Group has policies in place to ensure that sales of products and services are made to customers and distributors with an appropriate credit history. Customers that fail to settle their liabilities for mobile services provided are disconnected until the debt is paid. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Group has no significant concentrations of credit risk since the customers portfolio is diversified among a large number of customers, both private individuals and companies. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the provisions already recorded.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

The table below shows the balances with the major banks at 31 December 2010 and 2009:

	2010	2009
Garanti Bankasi A.S.	61,583	84,111
ING Bank	51,114	33,841
Bank Standard	40,174	11,493
International Bank of Azerbaijan	27,871	765
Kazkommertsbank	27,623	6,548
JSCB Victoriabank	12,831	1,123
Citibank	5,272	249
RabitaBank	3,690	—
Texnikabank	3,127	10,593
VTB Bank	2,205	3,134
UniBank	1,689	70
Kapitalbank	1,553	357
Avrasiya Bank	1,445	54
Respublika Bank	1,269	215
Bank of Georgia	1,183	2,202
Other	8,786	10,414

Total	251,415	165,169

(iv)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and marketable securities, the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining availability under committed credit lines.

(v)	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

(vi)	Fair value estimations

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by an active quoted market price. The estimated fair values of financial instruments have been determined by the Group using available market information, where it exists, and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to determine the estimated fair value. The countries where the Group’s significant subsidiaries operate continue to display some characteristics of an emerging market and economic conditions continue to limit the volume of activity in the financial markets. Market quotations may be outdated or reflect distress sale transactions and therefore not represent fair values of financial instruments. Management has used all available market information in estimating the fair value of financial instruments.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

Financial assets carried at amortised cost

The estimated fair value of fixed interest rate instruments is based on estimated future cash flows expected to be received discounted at current interest rates for new instruments with similar credit risk and remaining maturity. Discount rates used depend on credit risk of the counterparty. Carrying amounts of trade receivables and due from related parties approximate their fair values due to their short-term maturities.

Financial instruments carried at fair value

Available-for-sale investments are carried on the balance sheet at their fair values. Fair values are determined based on quoted market prices. Financial liability related to the put option granted to non-controlling shareholders are carried on the balance sheet at the present value of the estimated option redemption amount, which is estimated to approximate the fair value of the entity, whose shares are subject to the put option (Note 15).

Financial liabilities carried at amortised cost

The estimated fair value of fixed interest rate instruments with stated maturity, for which a quoted market price is not available, was estimated based on expected cash flows discounted at current interest rates for new instruments with similar credit risk and remaining maturity. Carrying amounts of trade payables and due to related parties approximate fair values due to their short-term maturities.

2.6	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next twelve months are outlined below.

(a)	Income taxes

The tax legislation and practices in Kazakhstan, Azerbaijan, Georgia and Moldova are in a state of continuous development and therefore are subject to varying interpretations and frequent changes, which may be retroactive. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Group may not coincide with that of management. As a result, tax authorities may challenge transactions and the Group may be assessed additional taxes, penalties and fines. Tax periods remain open to review by the tax authorities for 3 to 5 years. Whereas the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Were the actual final outcomes (on the judgment areas of dividend projections over unremitted earnings of subsidiaries) to differ by 10% from management’s estimates, the Group would need to:

-	increase the deferred income tax liability by USD 609, if unfavourable; or

-	decrease deferred income tax liability by USD 609, if favourable.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

(b)	Put options

The Group recognizes a financial liability originating from put options granted to non-controlling shareholders as the present value of the estimated option redemption amount. Present value of the estimated option redemption amount is estimated to approximate the fair value of the entity, whose shares are subject to the put option. The Group management determines such fair value of the entity by using discounted cash flow techniques based on estimated future cash flow projections of the entity.

(c)	Allowance for doubtful accounts

The Group’s allowance for doubtful receivables reflects estimated losses that result from the inability of customers to make required payments (Note 2.5). Management determines the size of the allowance based on the likelihood of recoverability of accounts receivable taking into account actual losses in prior years and current collection trends. Should economic or specific industry trends worsen compared to management estimates, the allowance may have to be increased, negatively impacting earnings.

(d)	Useful lives of property and equipment

Determination of the useful lives of asset classes involves taking into account historical trends and making assumptions related to future socioeconomic and technological development and expected changes in market behaviour. These assumptions are subject to review by management at least annually.

If management’s useful life estimates differed 10% from the actual trend of economic benefits inflow to the Group generated by related assets, the depreciation charge for the next twelve months would:

-	increase by USD 19,667 if unfavourable; or

-	decrease by USD 24,038 if favourable.

(e)	Useful lives of intangible assets

Determination of useful lives of licenses and other rights is based on the period of contractual or legal rights. Determination of the useful lives of computer software and other intangible assets involves taking into account historical trends and making assumptions related to future socioeconomic and technological development and expected changes in market behaviour. These assumptions are subject to review by management at least annually.

If the management’s useful life estimates for computer software and other intangible assets differed 10% from the actual trend of economic benefits inflow to the Group generated by related assets, the amortization charge for the next twelve months would:

-	increase by USD 3,180, if unfavourable; or

-	decrease by USD 3,887 if favourable.

(f)	Customer acquisition costs

The Group does not capitalise the costs of acquiring contracts as intangible assets. These costs represent commissions, bonuses and other rewards paid to distributors or dealers for connecting subscribers for service to the network. In accordance with IAS 38, Intangible Assets, an intangible asset should be recognised if it meets the criteria of being measurable, identifiable and controlled. Management believes that while these costs are measurable and identifiable, they are not controlled by the Group. Therefore, the Group recognizes the customer acquisition costs as expense when incurred.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

(g)	Legal proceedings and claims

The Group is subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. The Group evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require the Group to increase or decrease the amount the Group has accrued for any matter or accrue for a matter that has not been previously accrued because it was not considered probable (Note 21).

(h)	Annual impairment review

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.4. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 10).

If the budgeted gross margin, the estimated cost of capital and the growth rate used in the value-in-use calculation for the Azerbaijan CGU had been 3% lower (for example, 52% instead of 55%), 1% higher (for example, 18% instead of 17%) and 1% lower (for example, 3% instead of 4%), respectively than management’s estimates at 31 December 2010, the Group would have not recognized any impairment against goodwill.

If the budgeted gross margin, the estimated cost of capital and the growth rate used in the value-in-use calculation for the Georgia CGU had been 3% lower (for example, 41% instead of 44%), 1% higher (for example, 17% instead of 16%) and 1% lower (for example, 1% instead of 2%), respectively than management’s estimates at 31 December 2010, the Group would have recognized an impairment of USD 2,670 against goodwill.

If the budgeted gross margin, the estimated cost of capital and the growth rate used in the value-in-use calculation for the Moldova CGU had been 3% lower (for example, 30% instead of 33%), 1% higher (for example, 17% instead of 16%) and 1% lower (for example, 1% instead of 2%), respectively than management’s estimates at 31 December 2010, the Group would have not recognized any impairment against goodwill.

2.7	Recent accounting pronouncements

(i)	Standards and interpretations effective for annual periods on or after 1 January 2010 that are not relevant for the Group’s operations.

-	IFRIC 17, ‘Distribution of non-cash assets to owners’ (effective on or after 1 July 2009). The interpretation was published in November 2008. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable.

-

IFRIC 18, ‘Transfers of assets from customers’, effective for transfer of assets received on or after 1 July 2009. This interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

goods or services (such as a supply of electricity, gas or water). In some cases, the entity receives cash from a customer that must be used only to acquire or construct the item of property, plant, and equipment in order to connect the customer to a network or provide the customer with ongoing access to a supply of goods or services (or to do both).

-	IFRS 2 (amendments), ‘Group cash-settled share-based payment transactions’ (effective on or after 1 January 2010). In addition to incorporating IFRIC 8, ‘Scope of IFRS 2’, and IFRIC 11, ‘IFRS 2—Group and treasury share transactions’, the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by that interpretation.

-	IFRS 5 (amendment), ‘Non-current assets held for sale and discontinued operations’. The amendment clarifies that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, in particular paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1.

-	IFRIC 9, ‘Reassessment of embedded derivatives and IAS 39, Financial instruments: Recognition and measurement’, effective 1 July 2009. This amendment to IFRIC 9 requires an entity to assess whether an embedded derivative should be separated from a host contract when the entity reclassifies a hybrid financial asset out of the ‘fair value through profit or loss’ category. This assessment is to be made based on circumstances that existed on the later of the date the entity first became a party to the contract and the date of any contract amendments that significantly change the cash flows of the contract. If the entity is unable to make this assessment, the hybrid instrument must remains classified as at fair value through profit or loss in its entirety.

-	IFRIC 16, ‘Hedges of a net investment in a foreign operation’, effective 1 July 2009. This amendment states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied. In particular, the group should clearly document its hedging strategy because of the possibility of different designations at different levels of the group. IAS 38 (amendment), ‘Intangible assets’, effective 1 January 2010. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives.

-	IFRS 3, ‘Business Combinations’ (revised January 2008; effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009).

The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs are expensed.

(ii)	Standards, amendments and interpretations that are not yet effective but relevant for the Group’s operations:

-	IAS 1 (amendment), ‘Presentation of financial statements’, effective 1 January 2011. The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

classification as current or non current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The amendments will be applied retrospectively.

-	Revised IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after 1 January 2011. Earlier application, in whole or in part, is permitted. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities.

-	IFRS 9, ‘Financial instruments’, issued in November 2009. This standard is the first step in the process to replace IAS 39, ‘Financial instruments: recognition and measurement’. IFRS 9 was issued in November 2009 and replaces those parts of IAS 39 relating to the classification and measurement of financial assets. Key features are as follows:

a)	Financial assets are required to be classified into two measurement categories: those to be measured subsequently at fair value, and those to be measured subsequently at amortised cost. The decision is to be made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

b)	An instrument is subsequently measured at amortised cost only if it is a debt instrument and both (i) the objective of the entity’s business model is to hold the asset to collect the contractual cash flows, and (ii) the asset’s contractual cash flows represent only payments of principal and interest (that is, it has only “basic loan features”). All other debt instruments are to be measured at fair value through profit or loss.

c)	All equity instruments are to be measured subsequently at fair value. Equity instruments that are held for trading will be measured at fair value through profit or loss. For all other equity investments, an irrevocable election can be made at initial recognition, to recognise unrealised and realised fair value gains and losses through other comprehensive income rather than profit or loss. There is to be no recycling of fair value gains and losses to profit or loss. This election may be made on an instrument-by-instrument basis. Dividends are to be presented in profit or loss, as long as they represent a return on investment.

d)	Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The key change is that an entity will be required to present the effects of changes in own credit risk of financial liabilities designated as at fair value through profit or loss in other comprehensive income.

While adoption of IFRS 9 is mandatory from 1 January 2013, earlier adoption is permitted.

The Group is considering the implications of the standards, the impacts on the Group and the timing of their adoption by the Group.

-

IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. IAS 27 (revised) has had no impact on the current period, as none of the non-controlling interests have a deficit balance; there have been no transactions whereby an interest in an entity is retained after the loss of control of that entity, and there have been no transactions with non-controlling interests.

-	IAS 36 (amendment), ‘Impairment of assets’, effective 1 January 2010. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, ‘ Operating segments’.

(iv)	Standards and interpretations that are not yet effective and not relevant for the Group’s operations.

-	‘Prepayments of a minimum funding requirement’ (amendments to IFRIC 14)

-	IFRS 1, ‘First-time adoption of International Financial Reporting Standards’

-	‘Classification of rights issues’ (amendment to IAS 32)

-	IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’

NOTE 3—SEGMENT INFORMATION

The Group has identified four operating segments based on geographical areas, all of which operate under the GSM business. Accordingly, the geographical segmentation has been selected as the reportable segments.

A geographical segment is a distinguishable component of an enterprise that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

The operating segments of the Group are composed of the Group’s operations of its subsidiaries Kcell, Azercell, Geocell and Moldcell which are domiciled in these respective countries. “Other” operating segment is composed of Azertel, Gürtel and Fintur.

(a)	Segment assets

Segment assets consist of primarily property and equipment, intangible assets including goodwill, inventories, trade and other receivables and are allocated based on where the assets are located. Unallocated assets comprise cash and cash equivalents, deferred income tax assets/liabilities.

The segment assets at 31 December 2010 and 2009 are as follows:

	2010	2009
Kazakhstan	905,201	880,926
Azerbaijan	1,221,224	1,182,634
Georgia	212,125	224,413
Moldova	104,963	87,781
Other	164,909	313,944

Segment assets	2,608,422	2,689,698

Unallocated assets	262,973	179,358
Less: inter-segment eliminations	(156,128)	(268,931)

Total assets	2,715,267	2,600,125

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

Capital expenditure comprises additions to property and equipment and intangible assets and is allocated based on where the assets are located. The capital expenditures for the years ended 31 December 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Kazakhstan	195,260	130,883	290,546
Azerbaijan	112,491	55,944	72,361
Georgia	33,815	50,687	43,226
Moldova	26,231	12,220	30,836
Other	—	40	399

Total	367,797	249,774	437,368

(b)	Segment liabilities

Segment liabilities comprise operating liabilities and are allocated based on where the assets are located. Unallocated liabilities comprise items such as taxation and borrowings.

The segment liabilities at 31 December 2010 and 2009 are as follows:

	2010	2009
Kazakhstan	140,541	161,755
Azerbaijan	107,084	81,373
Georgia	10,988	44,181
Moldova	73,660	8,235
Other(*)	794,735	929,327

Segment liabilities	1,127,008	1,224,871

Unallocated liabilities	59,765	57,798
Less: inter-segment eliminations	(85,239)	(228,265)

Total liabilities	1,101,534	1,054,404

(*)	Segment liabilities of Other segment include put option liability among other relatively smaller items (Note 15).

(c)	Depreciation and amortisation expense

Depreciation and amortisation expenses for the years ended 31 December 2010, 2009 and 2008 are as follows:

1 January—31 December 2010	Kazakhstan	Azerbaijan	Georgia	Moldova	Other	Total
Depreciation	113,528	67,715	26,001	9,646	36	216,926
Amortisation	19,349	4,100	10,752	3,184	22	37,407

Total	132,877	71,815	36,753	12,830	58	254,333

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

1 January—31 December 2009	Kazakhstan	Azerbaijan	Georgia	Moldova	Other	Total
Depreciation	97,457	67,784	27,525	9,972	45	202,783
Amortisation	20,909	3,655	8,584	3,472	79	36,699

Total	118,366	71,439	36,109	13,444	124	239,482

1 January—31 December 2008	Kazakhstan	Azerbaijan	Georgia	Moldova	Other	Total
Depreciation	97,920	68,454	29,969	10,288	57	206,688
Amortisation	18,129	2,572	8,383	3,139	81	32,304

Total	116,049	71,026	38,352	13,427	138	238,992

(d)	Provision for impairment of receivables

Impairment charge on receivables for the years ended 31 December 2010, 2009 and 2008 are as follows:

	2010	2009
Kazakhstan	2,180	1,087
Azerbaijan	1,418	3,211
Georgia	102	474
Moldova	22	217

Total	3,722	4,989

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

(e)	Segment results

The segment results for the years ended 31 December 2010, 2009 and 2008 are as follows:

1 January—31 December 2010	Kazakhstan	Azerbaijan	Georgia	Moldova	Other	Inter-segment eliminations	Total
External revenue	1,013,000	503,566	151,621	66,615	1,774	—	1,736,576
Inter-segment revenue	152	181	301	20	1,520	(2,174)	—

Total segment revenue	1,013,152	503,747	151,922	66,635	3,294	(2,174)	1,736,576
Operating expenses	(551,335)	(297,584)	(115,317)	(58,002)	(13,524)	1,986	(1,033,776)
Other operating income/(expense), net	981	—	150	1,993	(65,632)	188	(62,320)

Segment result	462,798	206,163	36,755	10,626	(75,862)	—	640,480

Unallocated expenses							(1,311)

Operating profit							639,169

1 January—31 December 2009	Kazakhstan	Azerbaijan	Georgia	Moldova	Other	Inter-segment eliminations	Total
External revenue	863,138	500,764	174,619	63,323	3,178	—	1,605,022
Inter-segment revenue	176	131	193	12	2,701	(3,213)	—

Total segment revenue	863,314	500,895	174,812	63,335	5,879	(3,213)	1,605,022
Operating expenses	(502,984)	(285,651)	(118,769)	(57,251)	(11,373)	3,270	(972,758)
Other operating income/(expense), net	—	—	(66)	—	14,604	(583)	13,955

Segment result	360,330	215,244	55,977	6,084	9,110	(526)	646,219

Unallocated expenses							(7,153)

Operating profit							639,066

1 January—31 December 2008	Kazakhstan	Azerbaijan	Georgia	Moldova	Other	Inter-segment eliminations	Total
External revenue	1,010,812	537,210	209,703	63,016	2,354	—	1,823,095
Inter-segment revenue	321	193	306	22	1,535	(2,377)	—

Total segment revenue	1,011,133	537,403	210,009	63,038	3,889	(2,377)	1,823,095
Operating expenses	(600,299)	(295,291)	(136,470)	(58,365)	(11,600)	2,990	(1,099,035)
Other operating income/(expense), net	—	—	(1,395)	80	22,468	(1,400)	19,753

Segment result	410,834	242,112	72,144	4,753	14,757	(787)	743,813

Unallocated expenses							(4,263)

Operating profit							739,550

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

(f)	Information about products and services at 31 December 2010, 2009 and 2008

1 January—31 December 2010	Kazakhstan	Azerbaijan	Georgia	Moldova	Other	Total
Revenues from prepaid card services	619,229	335,768	73,987	13,663	—	1,056,517
Call out revenues	204,924	67,093	21,951	13,870	—	293,968
Interconnect revenues	113,462	60,097	26,070	24,622	—	224,251
Revenues from SMS	25,902	26,205	13,863	2,603	—	68,573
Revenues from MMS, GPRS, and WAP	9,203	3,238	1,290	1,630	—	15,361
Roaming revenues	27,249	8,613	4,435	4,605	—	44,902
Monthly fixed fees	10,230	1,895	238	3,132	—	15,495
Registration and connection fees	825	—	153	713	—	1,691
Transmission line in lease	—	278	—	—	—	278
Other service revenues	1,976	379	9,634	1,777	1,774	15,540

External revenues	1,013,000	503,566	151,621	66,615	1,774	1,736,576

1 January—31 December 2009	Kazakhstan	Azerbaijan	Georgia	Moldova	Other	Total
Revenues from prepaid card services	469,776	302,169	86,580	13,251	—	871,776
Call out revenues	209,401	93,122	21,157	14,575	—	338,255
Interconnect revenues	105,680	59,821	34,314	21,622	—	221,437
Revenues from SMS	26,239	28,875	17,723	2,479	—	75,316
Roaming revenues	34,535	9,446	2,616	4,809	—	51,406
Monthly fixed fees	7,463	788	1,097	2,645	—	11,993
Revenues from MMS, GPRS, and WAP	7,280	2,783	1,178	1,458	—	12,699
Registration and connection fees	1,214	2,461	362	575	—	4,612
Transmission line in lease	—	771	—	—	—	771
Other service revenues	1,550	528	9,592	1,909	3,178	16,757

External revenues	863,138	500,764	174,619	63,323	3,178	1,605,022

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

1 January—31 December 2008	Kazakhstan	Azerbaijan	Georgia	Moldova	Other	Total
Revenues from prepaid card services	494,510	318,766	103,395	12,801	—	929,472
Call out revenues	293,386	99,471	26,019	16,437	—	435,313
Interconnect revenues	134,114	65,906	44,610	19,975	—	264,605
Revenues from SMS	28,354	30,410	18,530	2,924	—	80,218
Roaming revenues	40,539	11,611	3,444	5,930	—	61,524
Monthly fixed fees	9,051	1,913	1,469	2,449	—	14,882
Revenues from MMS, GPRS, and WAP	7,499	2,427	2,459	895	—	13,280
Registration and connection fees	2,514	4,030	477	666	—	7,687
Transmission line in lease	—	2,128	—	—	—	2,128
Other service revenues	845	548	9,300	939	2,354	13,986

External revenues	1,010,812	537,210	209,703	63,016	2,354	1,823,095

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

NOTE 4—CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The analysis of cash, cash equivalents and restricted cash at 31 December 2010 and 2009 is as follows:

	2010	2009
Cash on hand	421	4,972
Banks
—demand deposits	168,392	54,547
—time deposits	83,023	110,622
Restricted cash	158	180

Total	251,994	170,321

Time deposits are all short-term with original maturities of less than three months. Effective interest rates for USD denominated time deposits in the amount of USD 83,023, is 3.5% p.a. at 31 December 2010. (Time deposits are all short-term with original maturities of less than three months. Effective interest rates for USD, EUR, Kazakhstan Tenge and Moldovan Lei denominated time deposits in the amount of USD 93,057, EUR 11,621, Kazakhstan Tenge 5,944 and Moldovan Lei 1,501 are 2% p.a., 3.75% p.a., 3.4% p.a. and 6% p.a. at 31 December 2009, respectively).

Restricted cash of USD 158 (2009: USD 180) represents the amount deposited in a special bank account in order to receive permission for expatriate personnel to work for Kcell in Kazakhstan.

Cash and cash equivalents included in the consolidated statements of cash flows are as follows:

	2010	2009	2008
Cash and cash equivalents	251,994	170,321	285,226
Less: restricted cash	(158)	(180)	(153)

Total	251,836	170,141	285,073

NOTE 5—TRADE RECEIVABLES

The analysis of trade receivables at 31 December 2010 and 2009 is as follows:

	2010	2009
Receivable from retailers	63,985	43,734
Receivable from subscribers	32,666	35,498
Interconnect receivable from local wireless and fixed line operators	27,584	31,279
Receivable from roaming operators	5,671	9,201
Other	514	1,563

	130,420	121,275

Less: provision for impairment of trade receivables	(17,318)	(14,530)

Trade receivables, net	113,102	106,745

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

Movements on the provision for impairment of trade receivables for the years ended 31 December 2010, 2009 and 2008 are as follows:

	2010	2009
At 1 January	3,722	4,989
Collections during the year	(155)
Receivables written-off during the year as uncollectible	(808)	(1,602)
Exchange differences, net	29	(866)

At 31 December	17,318	14,530

Azercell has a significant dependency on operations with AzTelekom PU (“AzTelekom”), which is the national telecommunications operator. All local and international incoming, outgoing and transit traffic goes through AzTelekom, and additionally, the majority of transmission channels leased by the Group are rented from AzTelekom.

Trade receivables from interconnect as at 31 December 2010 contains net receivable from AzTelekom in the amount of USD 9,904 (2009: USD 2,772). The dispute concerning international and intercity tariffs on traffics between above mentioned operator and Azercell has started from August 2009 and is still ongoing. However Azercell management estimates to reach an agreement with AzTelekom to settle the disputed amount by the end of first quarter of 2011. Management has not provided any impairment provision for past due receivables as at 31 December 2010.

There is no concentration of credit risk with respect to trade receivables. Additionally, carrying amounts of trade receivables approximate their fair values.

The other classes within trade and other receivables do not contain impaired assets.

As of 31 December 2010, trade receivables amounting to USD 11,562 (2009: USD 7,091) were past due but not impaired. Majority of these receivables relate to the interconnect receivable from local wireless and fixed line operators and corporate subscribers where the inherent risk of default is considered low. Past due but not impaired balance also contained Azercell’s overdue receivables from AzTelekom. The Group does not have any collateral over trade receivables. The ageing analysis of these trade receivables is as follows:

	2010	2009
Less than 30 days	—	1,024
Between 30 and 60 days	1,316	422
Between 60 and 90 days	933	218
Between 90 and 180 days	1,617	686
More than 180 days	7,696	4,741

Total	11,562	7,091

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

As of 31 December 2010, trade receivables of USD 20,722 (2009: USD 19,144) were impaired. The amount of the provision was USD 17,318 as of 31 December 2010 (2009: USD 14,530). The provision provided is mainly in respect of individual subscribers with overdue balances for a long period of time. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	2010	2009
Less than 30 days	938	1,163
Between 30 and 60 days	656	1,617
Between 60 and 90 days	1,102	1,294
Between 90 and 180 days	7,251	2,343
More than 180 days	10,775	12,727

Total	20,722	19,144

NOTE 6—TRANSACTIONS AND BALANCES WITH SHAREHOLDERS AND OTHER RELATED COMPANIES

Amounts due from and due to related parties at 31 December 2010 and 2009 are as follows:

	2010	2009
Due from related companies:
OAO Kazakhtelecom (“Kazakhtelecom”)	8,825	—
TeliaSonera UTA Holdings B.V.	4,813	836
TeliaSonera Finland Oyj	215	209
Turkcell	153	328
OJSC MegaFon (“MegaFon”)	131	58
Cenay İletişim Hizmetleri Ltd. Şti. (“Cenay İletişim”)	—	41,969
Other	83	132

Total due from related companies	14,220	43,532

	2010	2009
Due to related companies:
Cenay İnşaat Ltd. Şti. (“Cenay İnşaat”)	19,214	19,710
Turkcell	182	361
MegaFon	95	165
Cenay İletişim	—	350
Kazakhtelecom	—	19,740
Other	733	267

Total due to related companies	20,224	40,593

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

Sales and purchases made by the Group to and from related parties during the years ended 31 December 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Revenues from related parties:
Kazakhtelecom	23,344	29,950	43,285
Turkcell	3,363	3,678	5,767
Megafon	638	723	1,316
Other	3,763	3,562	7,414

Total	31,108	37,913	57,782

	2010	2009	2008
Cost and expenses incurred with related parties:
Kazakhtelecom	42,174	36,293	63,421
Turkcell	4,019	4,661	4,974
Megafon	1,534	150	1,216
Other	2,911	2,263	5,123

Total	50,638	43,367	74,734

The carrying amount and fair value of amounts due from and due to related parties approximate each other.

Turkcell and TeliaSonera are shareholders of Fintur. Cenay İletişim and Cenay İnşaat are non-controlling shareholders of Azertel. Kazakhtelecom is non-controlling shareholder of Kcell. The remaining companies are controlled by/affiliated with the shareholders or Group companies.

At 31 December 2010, due from Kazakhtelecom amounting to USD 8,825 (2009: nil) represents charges of Kcell to Kazakhtelecom for all incoming calls to GSM networks from PSTN and international and local transit traffic through the equipment of Kazakhtelecom.

Due to Kazakhtelecom amounting to USD 19,740 at 31 December 2009 represents outstanding dividends payable and payable for outgoing local and international PSTN calls and traffic from Kcell’s networks. In addition to that, Kcell entered into transmission contracts with Kazakhtelecom, under which Kcell leases international digital communication channels and digital duplex communication channels in Kazakhstan.

At 31 December 2010, due from TeliaSonera UTA Holdings B.V. amounting to USD 4,813 (2009: USD 836) represents amounts receivable for management services provided.

Due from Cenay İletişim amounting to USD 41,969 at 31 December 2009 resulted from the sale of preemptive rights of Azertel to succeed in 42.2% shareholding of non-controlling interest in Azertel and the capital commitment to Azertel.

At 31 December 2010, due to Cenay İnşaat amounting to USD 19,214 (2009: USD 19,710) represents dividends payable.

Revenues from Turkcell resulted from roaming services provided. Cost and expenses incurred with Turkcell resulted from the purchase of technical and management support, GSM network equipment, purchase of property and equipment, roaming services rendered and other advances.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

At 31 December 2010, due to Turkcell amounting to USD 182 (2009: USD 361) represents amounts payable for the purchase of technical and management support, GSM network equipment, purchase of property and equipment, roaming services rendered and other advances.

Cost and expenses incurred with Megafon resulted from roaming operations.

Short-term employee benefits paid to key management personnel, defined as directors, for their services in full time executive management positions is made up of a contractual salary, performance bonus depending on financial performance of the Company and other compensation in form of reimbursement of apartment rent expenses. Short-term employee benefits paid to key management personnel included in general and administrative expenses for the year ended 31  December 2010 amount to USD 6,423 (2009: USD 8,681).

NOTE 7—INVENTORIES

The analysis of inventories at 31 December 2010 and 2009 are as follows:

	2010	2009
Start packages	4,259	1,910
Scratch cards	3,386	1,292
SIM cards and packages	1,720	2,716
Edge cards	1,204	557
Marketing materials	503	441
Spare parts	323	289
Other	1,813	1,847

Total	13,208	9,052

There is no inventory carried at fair value less cost to sell at 31 December 2010 and 2009.

NOTE 8—OTHER CURRENT ASSETS

The analysis of other current assets at 31 December 2010 and 2009 are as follows:

	2010	2009
Value added tax (“VAT”) receivable, and other prepaid taxes and funds	22,372	39,334
Advances given to suppliers	14,930	22,712
Prepaid expenses	14,282	16,198
Prepayment for customs duties	2,489	3,709
Prepayment for income tax	—	10,611
Other	5,001	1,540

Total	59,074	94,104

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

NOTE 9—PROPERTY AND EQUIPMENT, NET

The movements in property and equipment and related accumulated depreciation for the year ended 31 December 2010 are as follows:

At 1 January 2010	Land and buildings	Machinery and equipment(*)	Furniture and fixtures	Motor vehicles	Leasehold improvements	Construction in progress and advances given	Total
Cost	110,322	1,706,119	106,642	4,399	1,353	228,769	2,157,604
Accumulated depreciation	(20,128)	(857,456)	(70,669)	(3,343)	(903)	—	(952,499)

Net book amount	90,194	848,663	35,973	1,056	450	228,769	1,205,105

2010
Opening net book amount	90,194	848,663	35,973	1,056	450	228,769	1,205,105
Exchange differences	863	2,020	1,712	48	35	(2,296)	2,382
Additions	20,223	11,156	16,895	630	—	246,722	295,626
Transfers	5,316	146,336	6,549	(10)	1,459	(159,650)	—
Disposals	(122)	(1,752)	(591)	(56)	—	(71)	(2,592)
Depreciation	(7,005)	(192,254)	(17,197)	(458)	(12)	—	(216,926)

Closing net book amount	109,469	814,169	43,341	1,210	1,932	313,474	1,283,595

At 31 December 2010
Cost	138,254	1,847,121	132,813	5,010	5,132	313,474	2,441,804
Accumulated depreciation	(28,785)	(1,032,952)	(89,472)	(3,800)	(3,200)	—	(1,158,209)

Net book amount	109,469	814,169	43,341	1,210	1,932	313,474	1,283,595

No borrowing cost was capitalized in the costs of the property and equipment during the year.

At 31 December 2010 and 2009, the gross carrying value of property and equipment, which has been fully depreciated and still in use, was approximately USD 284,588 and USD 258,489, respectively.

Depreciation and amortisation expense of USD 228,519 (2009: USD 215,234) has been charged in ‘cost of services’ (Note 17), USD 24,601 (2009: USD 22,543) in ‘general administrative expenses’ (Note 18) and USD 1,213 (2009: USD 1,705) in ‘selling and marketing expenses’ (Note 19).

(*)	Machinery and equipment mainly comprises of switches and transmission devices, network and computer equipment.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

The movements in property and equipment and related accumulated depreciation for the year ended 31 December 2009 are as follows:

At 1 January 2009	Land and buildings	Machinery and equipment (*)	Furniture and fixtures	Motor vehicles	Leasehold improvements	Construction in progress and advances given	Total
Cost	82,812	1,752,193	104,810	3,965	4,029	217,801	2,165,610
Accumulated depreciation	(13,324)	(748,767)	(60,423)	(2,756)	(3,331)	—	(828,601)

Net book amount	69,488	1,003,426	44,387	1,209	698	217,801	1,337,009

2009
Opening net book amount	69,488	1,003,426	44,387	1,209	698	217,801	1,337,009
Exchange differences	(7,864)	(106,653)	(7,751)	(23)	(4)	11,681	(110,614)
Additions	3,729	14,824	12,708	567	—	152,782	184,610
Transfers	31,079	118,735	3,824	9	(152)	(153,495)	—
Disposals	(1,515)	(1,187)	(296)	(119)	—	—	(3,117)
Depreciation	(4,723)	(180,482)	(16,899)	(587)	(92)	—	(202,783)

Closing net book amount	90,194	848,663	35,973	1,056	450	228,769	1,205,105

At 31 December 2009
Cost	110,322	1,706,119	106,642	4,399	1,353	228,769	2,157,604
Accumulated depreciation	(20,128)	(857,456)	(70,669)	(3,343)	(903)	—	(952,499)

Net book amount	90,194	848,663	35,973	1,056	450	228,769	1,205,105

No borrowing cost was capitalized in the costs of the property and equipment during the year.

(*)	Machinery and equipment mainly comprises of switches and transmission devices, network and computer equipment.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

NOTE 10—INTANGIBLE ASSETS, NET

The movements in intangible assets and related accumulated amortisation for the year ended 31 December 2010 are as follows:

At 1 January 2010	Goodwill	Licenses and other rights	Computer software	Other	Advances given	Total
Cost	713,566	258,316	136,231	23,470	12,736	1,144,319
Accumulated amortisation	—	(135,392)	(55,325)	(3,448)	—	(194,165)

Net book amount	713,566	122,924	80,906	20,022	12,736	950,154

2010
Opening net book amount	713,566	122,924	80,906	20,022	12,736	950,154
Exchange differences	—	(10,529)	(1,801)	117	(5,813)	(18,026)
Additions	—	33,960	36,205	—	2,006	72,171
Transfers	—	—	2,504	40	(2,544)	—
Disposals	—	—	(50)	—	(3,086)	(3,136)
Amortisation	—	(16,000)	(18,997)	(2,410)	—	(37,407)

Closing net book amount	713,566	130,355	98,767	17,769	3,299	963,756

At 31 December 2010
Cost	713,566	219,349	171,276	23,647	3,299	1,131,137
Accumulated amortisation	—	(88,994)	(72,509)	(5,878)	—	(167,381)

Net book amount	713,566	130,355	98,767	17,769	3,299	963,756

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each country of operation by each primary reporting segment.

The movements in intangible assets and related accumulated amortisation for the year ended 31 December 2009 are as follows:

At 1 January 2009	Goodwill	Licenses and other rights	Computer software	Other	Advances given	Total
Cost	709,821	253,478	117,794	28,609	4,022	1,113,724
Accumulated amortisation	—	(124,245)	(45,330)	(1,204)	—	(170,779)

Net book amount	709,821	129,233	72,464	27,405	4,022	942,945

2009
Opening net book amount	709,821	129,233	72,464	27,405	4,022	942,945
Exchange differences	—	(10,913)	(8,857)	(5,015)	(96)	(24,881)
Additions(*)	3,745	24,848	27,927	25	12,364	68,909
Transfers	—	(1,267)	4,650	171	(3,554)	—
Disposals	—	—	—	(120)	—	(120)
Amortisation charge	—	(18,977)	(15,278)	(2,444)	—	(36,699)

Closing net book amount	713,566	122,924	80,906	20,022	12,736	950,154

At 31 December 2009
Cost	713,566	258,316	136,231	23,470	12,736	1,144,319
Accumulated amortisation	—	(135,392)	(55,325)	(3,448)	—	(194,165)

Net book amount	713,566	122,924	80,906	20,022	12,736	950,154

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

(*)	On 30 January 2009, Fintur acquired an additional 2.5% of Geocell shares for a purchase consideration of USD 7,000 which increases the effective ownership of Fintur in Geocell to 100%. The acquired shares were previously held by several local shareholders. The difference between the purchase consideration and the carrying amount of shares purchased from non-controlling interest (USD 3,255) is accounted as goodwill (USD 3,745).
(**)	In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell was completed. Azertel acquired the entire stake from the Republic of Azerbaijan for a consideration of USD 180 million, increasing Azertel’s ownership in Azercell to 100%. At the same time, the non-controlling shareholders in Azertel increased their ownership to 49%. Fintur’s effective ownership in Azercell therefore remained at 51%. One of the non-controlling shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake in Azertel to Fintur at fair value in certain deadlock situations regarding material decisions at the general assembly. Fintur has initially accounted for the present value of the estimated option redemption amount as a provision of USD 925 million and derecognized the non-controlling interest (USD 240 million) related to the grantee of the put option. The difference between the present value of the estimated option redemption amount and the derecognized non-controlling interest has been accounted as goodwill (USD 685 million).

A primary reporting segment-level summary of goodwill as of 31 December 2010 and 2009 is presented below:

	2010	2009
Azerbaijan	684,736	684,736
Georgia	24,859	24,859
Moldova	3,971	3,971

Total	713,566	713,566

The recoverable amount of a CGU is determined based on discounted future cash flows. These calculations use post-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the telecommunications business in which the CGU operates.

The key assumptions used in discounted future cash flows are as follows:

2010	Azerbaijan	Georgia	Moldova
EBITDA margin(*)	55%	44%	33%
Growth rate(**)	4%	2%	2%
Discount rate(***)	17.4%	16.2%	16.5%

2009	Azerbaijan	Georgia	Moldova
EBITDA margin(*)	54%	49%	33%
Growth rate(**)	2%	2%	2%
Discount rate(***)	12.3%	14.4%	18.5%

(*)	Budgeted average Earnings Before Interest Tax Depreciation and Amortization (“EBITDA”) margin for the 5 year projection period.
(**)	Weighted average growth rate used to extrapolate cash flows beyond the projection period.
(***)	Post-tax discount rate applied to the cash flow projections.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

These assumptions have been used for the analysis of each CGU in the primary reporting segment. Management determined budgeted EBITDA based on past performance and its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are post-tax and reflect specific risks relating to the relevant primary reporting segments. The impact of changes in these parameters on goodwill impairment review has been presented in the sensitivity analysis in Note 2.6.

NOTE 11—OTHER NON-CURRENT ASSETS

The analysis of other non-current assets at 31 December 2010 and 2009 are as follows:

	2010	2009
Long-term receivables under Kcell Express programme	3,502	12,075
Other	1,837	—

Total	5,339	12,075

In 2007, Kcell initiated a new marketing program with its dealers, Kcell Express. Under this program Kcell finances a complete branding of dealers’ selling outlets and gets exclusive right for distribution of its products. The branding costs are reimbursed by the dealer over the period of 5 years on a monthly basis. If the dealer terminates the contract prior to its expiry, the dealer is obliged to reimburse Kcell for the full amount of branding costs outstanding.

Carrying amounts of other non-current assets approximate fair values.

NOTE 12—TRADE PAYABLES

The analysis of trade payables at 31 December 2010 and 2009 are as follows:

	2010	2009
Trade accounts payable	92,990	64,525
Payable due to property and equipment purchases	23,870	4,146

Total	116,860	68,671

The maturity analysis of trade payables and due to related parties at 31 December 2010 and 2009 is as follows;

At 31 December 2010	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Over 5 years
Trade payables	98,437	5,715	12,708	—
Due to related parties	19,892	332	—	—

Total future payments	118,329	6,047	12,708	—

At 31 December 2009	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Over 5 years
Trade payables	57,553	5,107	6,011	—
Due to related parties	40,593	—	—	—

Total future payments	98,146	5,107	6,011	—

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

NOTE 13—TAXATION ON INCOME

The analysis of taxation on income for the years ended 31 December 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Current income tax charge	(166,951)	(145,059)	(195,972)
Deferred income tax credit/(charge)	15,210	(9,390)	(20,761)

Taxation on income	(151,741)	(154,449)	(216,733)

Dutch tax legislation does not permit a Dutch parent company and its foreign subsidiaries to file a consolidated Dutch tax return. Dutch resident companies are taxed on their worldwide income for corporate income tax purposes at a statutory rate of 25.5% (2009: 25.5% and 2008: 25.5%). No further taxes are payable on this profit unless the profit is distributed.

If certain conditions are met, income derived from foreign subsidiaries is tax exempt in the Netherlands under the rules of the Dutch participation exemption. However, certain costs such as acquisition costs are not deductible for Dutch corporate income tax purposes. Furthermore, in some cases the interest payable on loans to affiliated companies is non deductible.

When income derived by a Dutch company is subject to taxation in the Netherlands as well as in other countries, generally avoidance of double taxation can be obtained under the extensive Dutch tax treaty network or under Dutch domestic law.

Dividend distributions are subject to 15% Dutch withholding tax. However, under the Netherlands’ extensive tax treaty network, this rate can, in many cases, be significantly reduced if certain conditions are met.

Deferred income taxes

Fintur recognises deferred income tax assets and liabilities based upon temporary differences arising between their financial statements as reported under IFRS and their statutory tax financial statements. These differences usually result in the recognition of revenue and expenses in different reporting periods.

The breakdown of deferred income taxes at 31 December 2010 and 2009, using the enacted tax rates, were as follows:

	2010	2009
Deferred income tax assets
Difference between the tax base and the carrying value of property and equipment and intangible assets	9,651	8,029
Deferred revenue	10,926	7,604
Trade payables and expense accruals	5,674	7,283
Impairment of receivables	8,237	3,630
Other	2,720	817

Deferred income tax assets	37,208	27,363

Deferred income tax liabilities
Difference between the tax base and the carrying value of property and equipment and intangible assets	(57,719)	(59,782)
Unremitted earnings of foreign subsidiaries	(6,093)	(14,303)

Deferred income tax liabilities	(63,812)	(74,085)

Deferred income tax liability, net	(26,604)	(46,722)

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

Deferred income tax liabilities of USD 6,093 (2009: USD 14,303) have been recognised for the withholding tax and other taxes that would be payable on the unremitted earnings of the subsidiaries.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred income taxes relate to the same fiscal authority. The offset amounts at 31 December 2010 and 2009 are as follows:

	2010	2009
Deferred income tax assets:
Deferred income tax assets to be recovered after more than 12 months	9,083	6,608
Deferred income tax assets to be recovered within 12 months	1,896	2,429

	10,979	9,037

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after more than 12 months	31,277	31,692
Deferred income tax liabilities to be settled within 12 months	6,306	24,067

	37,583	55,759

The movements on the net deferred income tax liability for the years ended 31 December 2010 and 2009 are as follows:

	2010	2009
At 1 January	46,722	36,853
Exchange differences	(4,908)	479
(Credit)/charge to the consolidated statement of income	(15,210)	9,390

At 31 December	26,604	46,722

The statutory tax rates applicable to the parent company and subsidiaries in the respective countries at 31 December 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Fintur Holdings B.V. (the Netherlands)(*)	25.5%	25.5%	25.5%
Kcell (Kazakhstan)	20.0%	20.0%	30.0%
Azercell (Azerbaijan)	20.0%	22.0%	22.0%
Geocell (Georgia)	15.0%	15.0%	15.0%
Moldcell (Moldova)(**)	—	—	—
Azertel and Gürtel (Turkey)(*)	20.0%	20.0%	20.0%

The weighted average applicable tax rate for the year ended 31 December 2010 was 21% (2009: 20,6% and 2008: 25%).

(*)	The main revenues of Fintur Holdings B.V., Azertel and Gürtel are dividend income which is exempt from income tax in the Netherlands and Turkey, respectively.
(**)	Beginning from 1 January 2008, Moldcell has a full tax payment exemption as long as it complies with certain condition.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities for the years ended 31 December 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Profit before taxes on income	648,238	626,769	758,031
Tax calculated at domestic tax rates applicable to profits in the respective countries	(140,319)	(129,036)	(188,848)

Withholding taxes on dividends and taxes over unremitted earnings of subsidiaries	(8,765)	(20,667)	(38,762)
Expenses not deductible for tax purposes	(3,127)	(4,928)	(13,389)
Adjustment of prior year income tax(*)	1,626	8,461	—
Effect of changes in tax rate(**)	(887)	(4,783)	20,290
Other, net	(269)	(3,496)	3,976

Taxation on income	(151,741)	(154,449)	(216,733)

(*)	In 2010, the differences between the accrual of income taxes for the year ended 31 December 2009 and actual income taxes which were reflected in income tax declarations of Azercell and Geocell presented as adjustment of prior year income tax.
In 2008, Kcell resubmitted its corporate income tax returns for years 2006 and 2007. Kcell increased tax depreciation deductions for 2006 and 2007 by applying accelerated depreciation rates to newly acquired fixed assets. In accordance with the tax code of the Republic of Kazakhstan, Kcell can apply double depreciation rates for newly acquired fixed assets in the first year of its operation. The purpose of this exercise was to benefit from increased deductions in the periods with higher corporate income tax rates, before new tax code becomes effective on 1 January 2009. The adjustment for the year 2006 was properly recorded by Kcell in the financial statements prepared as of 31 December 2008 and for the year then ended when resubmission of tax returns was made. The adjustment for the year 2007 was recorded in the financial statements prepared as of 31 December 2009 and for the year then ended.
(**)	Effective from 1 January 2009, the statutory income tax rate of Kcell has been reduced from 30% to 20% in 2009 and to 17.5% in 2010. The effect of this change is USD 887 in 2010, USD 4,783 in 2009 and USD (20,290) in 2008.

NOTE 14—OTHER CURRENT LIABILITIES

The analysis of other current liabilities at 31 December 2010 and 2009 are as follows:

	2010	2009
Deferred revenue(*)	73,029	31,058
Deposits received from subscribers	25,607	24,054
Payables to personnel	18,804	12,522
Taxes other than income taxes payable	8,627	9,262
Payable to the Government of the Republic of Azerbaijan(**)	—	47,400
Other	4,452	14,534

Total	130,519	138,830

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

(*)	Deferred revenue mainly comprises the receipt of cash generated from the sale of prepaid phone cards to subscribers. Unused airtime or sold prepaid card is not recognised as revenue until the related service has been provided to the subscriber or the prepaid card has been expired.
(**)	The remaining portion of the payable to Goverment of the Republic of Azerbaijan, initial USD 180 million purchase consideration of Azercell, amounting to USD 47,400 has been paid in 2010.

NOTE 15—OTHER NON-CURRENT LIABILITIES

The analysis of other non-current liabilities at 31 December 2010 and 2009 are as follows:

	2010	2009
Financial liability(*)	759,659	740,758
Other	14,507	7,754

Total	774,166	748,512

(*)	In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell was completed. Azertel acquired the entire stake from the Republic of Azerbaijan, increasing Azertel’s ownership in Azercell to 100%. At the same time, the non-controlling shareholders in Azertel increased their ownership to 49%, resulting in Fintur’s effective ownership in Azercell unchanged at 51%. One of the non-controlling shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake in Azertel to Fintur at fair value in certain deadlock situations regarding material decisions at the general assembly. The valuation for initial recognition, based on discounted future cash flow model prepared in April 2008, revealed a fair value of USD 2.2 billion for Azercell, which approximate the fair value of Azertel as Azertel had been established as a holding company with no operations. The fair value of the 42.2% portion of Azercell shares subject to the put option is calculated as USD 925 million. As of 31 December 2010 and 2009, the Group re-measured the fair value of Azercell as USD 1.80 billion and USD 1.76 billion, respectively. The present value of the estimated option redemption amount corresponding to 42.2% of the fair value of Azercell as of 31 December 2010 is determined as USD 760 million (2009: USD 741 million). The dividend distribution of Azercell in respect of 42.2% shares has been accounted as a decrease of the liability whereas the fair value increase in excess of the allocated dividends has been included in the consolidated statement of income under other operating income.

Movements of financial liability for the years ended 31 December 2010, 2009 and 2008 are as follows:

2010
At 1 January	740,758
Dividend distribution to the non-controlling shareholder holding the put option	(48,295)
Charge to the consolidated statement of income	67,196

At 31 December	759,659

2009
At 1 January	807,830
Dividend distribution to the non-controlling shareholder holding the put option	(52,468)
Credit to the consolidated statement of income	(14,604)

At 31 December	740,758

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

Other non-current liabilities also includes payables amounting to USD 14,509 at 31 December 2010 (2009: USD 7,754) which represent obligations related to commissions, bonuses and other rewards (“pool system”) payable to dealers and distributors in six years time if necessary conditions of the pool system have been met by dealers and distributors. Effective interest rate used for non-current portion of trade and other payables within the pool system amounted to 8 percent per annum.

NOTE 16—SHARE CAPITAL

The composition of the share capital at 31 December 2010 and 2009 are as follows:

	2010		2009
	Share %	USD	Share %	USD
TeliaSonera	59	110,694	59	110,694
Turkcell	41	78,365	41	78,365

Paid-in share capital	100	189,059	100	189,059

Adjustment to share capital		349,059		349,059

Total share capital		538,118		538,118

Total number of shares authorized				1,930,000,000
Total number of shares issued and outstanding				540,000,000

NOTE 17—COST OF SERVICES

The analysis of cost of services for the years ended 31 December 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Depreciation and amortisation charges	228,519	215,234	215,022
Interconnect fees and expenses	175,248	172,054	210,809
Transmission links expenses	53,657	51,553	64,822
Radio and transmission network management and maintenance	42,633	41,215	67,556
Staff costs	36,142	30,599	31,781
Roaming expenses	35,107	37,191	39,520
System service maintenance	29,958	27,920	31,345
Costs of SIM card, scratch card and GSM hand-set sales	22,984	23,012	28,060
Other	68,509	66,971	50,495

Total	692,757	665,749	739,410

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

NOTE 18—GENERAL AND ADMINISTRATIVE EXPENSES

The analysis of general and administrative expenses for the years ended 31 December 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Staff costs	40,605	35,196	37,860
Taxes and duties	25,925	23,326	19,728
Depreciation and amortisation charges	24,601	22,543	23,473
Consulting expenses and professional fees	7,992	18,435	26,940
Rent expenses	6,312	6,004	5,612
Utilities expenses	4,179	3,207	4,778
Repair and maintenance expenses	2,400	3,641	5,678
Representation expenses	1,888	2,050	3,650
Charity expenses	1,447	1,961	2,416
Other	25,712	19,860	11,614

Total	141,061	136,223	141,749

NOTE 19—SELLING AND MARKETING EXPENSES

The analysis of selling and marketing expenses for the years ended 31 December 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Advertising and marketing expenses	66,056	54,719	61,818
Retailers’ commissions	63,788	56,348	78,226
Staff costs	38,986	34,779	31,190
Kcell express costs	8,825	6,503	10,715
Rent expenses	3,382	2,175	7,683
Sales promotion	1,938	2,512	3,006
Public relation expenses	1,494	1,245	4,567
Depreciation and amortisation charges	1,213	1,705	7,185
Other	15,587	17,953	17,749

Total	201,269	177,939	222,139

NOTE 20—FINANCIAL INCOME AND EXPENSES

The analysis of financial income and expenses for the years ended 31 December 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Interest income on term deposits	6,940	5,933	17,153
Foreign currency transaction gain/(losses), net	1,526	(17,272)	4,712
Bank commissions	(741)	(929)	(2,769)
Interest expense	(399)	(84)	(212)
Other, net	1,743	55	(403)

Total financial income/(expenses)	9,069	(12,297)	18,481

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

NOTE 21—COMMITMENTS AND CONTINGENT LIABILITIES

Political and economic conditions

Whilst there have been improvements in the economic situations in Kazakhstan, Azerbaijan, Georgia and Moldova in recent years, the economies in these countries continue to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country and a low level of liquidity of debt and equity securities in the markets.

Additionally, the telecommunication sector in Kazakhstan, Azerbaijan, Georgia and Moldova are impacted by political, legislative, fiscal and regulatory developments. The prospects for future economic stability in these countries are largely dependent upon the effectiveness of economic measures undertaken by the governments, together with legal, regulatory and political developments, which are beyond the Group’s control.

The financial condition and future operations of the Group may be adversely affected by continued economic difficulties that are characteristic of an emerging market. Management is unable to predict the extent and duration of the economic difficulties, nor quantify the impact, if any, on the consolidated financial statements.

Taxation

The tax legislation and practice of the subsidiaries of Group is in a state of continuous development and therefore is subject to varying interpretations and frequent changes, which may be retroactive. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Group may not coincide with that of management.

As a result, transactions may be challenged by tax authorities and the Group may be assessed additional taxes, penalties and interest. Tax periods remain open to retroactive review by the tax authorities for three to five years.

Government investigations at Kcell

During 2010, Kcell was subject to a number of investigations by various government authorities aimed at reduction of Kcell’s roaming tariffs, elimination of roaming threshold, elimination of call connection charge, decrease of tariffs for outgoing on-net calls.

Roaming threshold investigation

In 2010, Kcell was subject to an investigation by the Agency of Competition Protection of the Republic of Kazakhstan (the “Agency”) related to alleged infringement of the antimonopoly legislation by GSM operators of CIS countries.

On 3 July 2010, the Agency filed a protocol based on respective conclusion to an administrative court charging Kcell with impingement of consumers’ rights by setting threshold for the subscribers’ minimum cash balance to access roaming services.

The claimed penalty amount was USD 107,007 calculated as 10% of the Company’s total revenues generated from 1 January 2009 to 31 March 2010.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

After several claims and counterclaims filed during 2010, Kcell was able to defend its position and conclusion of the Agency was cancelled by the judgment of court of cassation entered into legal force immediately.

In case the court decision is further appealed by the Agency, Kcell believes it will be able to defend its position as it believes that setting such threshold for prepaid subscribers was in line with market terms and is not considered to be expression of dominant position of Kcell. Kcell’s management believes that current legislation does not contain any restrictions on setting the thresholds for access to roaming services. Accordingly, no provision has been recorded in these consolidated financial statements as of 31 December 2010.

Roaming tariffs investigation

The Agency has also performed an examination of Kcell’s roaming tariffs for the period from 1 January 2009 to 31 March 2010. Based on the results of the examination, on 3 November 2010, the Agency issued a protocol on administrative violation alleging Kcell in misuse of its dominant position through setting overstated roaming tariffs for Russian subscribers. The Agency applied to administrative court to initiate an administrative case. In response, Kcell appealed the claim to the Astana Specialised Interregional Economical Court. The results of the appeal are pending.

The potential claim amount was assessed at USD 107,007, calculated as 10% of Kcell’s total revenues generated during the examined period, plus revenues from roaming services for the year 2009 of USD 17,322.

Kcell believes that it has not violated any laws and regulations with respect to roaming tariffs. Kcell has been consistently reducing its roaming tariffs recently and taking other measures in this respect. Management is confident that Kcell’s position will be fully sustained. Accordingly, no provisions have been recorded in these consolidated financial statements as of 31 December 2010.

Legal proceedings and disputes

Other legal proceedings and disputes

Some of the subsidiaries are party to certain legal proceedings arising in the ordinary course of business. In management’s opinion, there are no current legal proceedings or other claims outstanding which upon final disposition will have a material adverse effect on the consolidated financial position, results of operation or liquidity of Fintur.

Operating leases

Fintur leases operational and non-operational property and equipment under various non-cancellable operating leases. Future minimum commitments under operating leases at 31 December 2010 and 2009 are as follows:

	2010	2009
Less than 1 year	28,125	590
Over 1 year not later than 3 years	54,857	390

Aggregate minimum future lease payments	82,982	980

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

On 22 December 2010, Kcell signed a Telecommunication Services Agreement (the “Agreement”) with Kazakhtelecom. Based on this agreement the Kcell fixed the capacity and the annual costs of lease of digital transparent communication channels and IP VPN network except for the international channels and in-city channels till the year 2020. The Agreement implies the increase in capacity from 2.5 Gbps in 2011 to 92 Gbps in 2020 and respective increase in annual costs from 4 billion to 4.92 billion Tenge excluding VAT. The Agreement is noncancellable until 31 December 2013. In case one of the parties initiates the termination of the Agreement, it is obliged to pay another party penalty at the rate of 100% of the cost of the services calculated according to the terms of the Agreement for the period beginning from the date of termination hereof till 31 December 2013.

Capital expenditure commitments

Kcell has contractual capital expenditure commitments in relation to the property and equipment amounting to USD 51,657 (2009: USD 61). The commitment relates to telecommunication equipment and construction of buildings.

Moldcell has capital commitments in relation to the property and equipment amounting to USD 3,024 (2009: USD 363). The commitment relates to value added service platforms and equipment.

Commitments for future services

Moldcell had commitments of USD 2,334 (2009: USD 2,217), which includes commitments for service and maintenance of USD 1,825 (2009: USD 1,686) and advertising of USD 509 (2009: USD 531).

Complex tax audit

On 3 March 2009, the tax committee of the Ministry of Finance of Kazakhstan initiated a complex tax audit of Kcell for the years 2006, 2007 and 2008. The tax audit included audit of corporate income tax, withholding income tax and other applicable taxes.

On 22 June 2009, the tax committee completed its tax audit and issued a tax act. As a result of the tax audit, Kcell received additional tax assessment of USD 10,004, including fines and penalties of USD 4,538.

Management appealed the decision of the tax committee in the further instances. In July 2010, the Appellate Court of Almaty (the “Appellate Court”) issued a resolution, which upheld Kcell’s position and effectively dismissed additional accrual of withholding income tax and related penalty. Decision of the Appellate Court was confirmed by the Resolution of the 2nd level Appellate Court in August 2010. Kcell has appealed the administrative fine to the Almaty Administrative Court. In November 2010, the Almaty Administrative Court issued a resolution, which upheld Kcell’s position and effectively dismissed administrative fine.

While there is a possibility that the tax authorities may file a claim to higher court instances, management believes that Kcell will successfully defend its position and, accordingly, no provision has been recorded in these consolidated financial statements as of 31 December 2010.

FINTUR HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT 31 DECEMBER 2010

(Amounts expressed in thousands of USD unless otherwise indicated.)

NOTE 22—EMPLOYEE BENEFIT EXPENSES

The payroll costs for the years ended 31 December 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Payroll costs	115,733	100,574	100,831

NOTE 23—DEPRECIATION AND AMORTISATION EXPENSES

The depreciation and amortisation expenses for the years ended 31 December 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Depreciation	216,926	202,783	206,688
Amortisation	37,407	36,699	32,304

Total	254,333	239,482	238,992