Form 20-F/A
period 2010-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2011-04-20
CIK 1071321

As filed with the Securities and Exchange Commission on April 20, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

This Form 20-F/A is being filed by Turkcell Iletisim Hizmetleri A.S. (the “Company”) as Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2011 (the “2010 20-F”). This Form 20-F/A is intended to replace in its entirety the financial statements.

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

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 20, 2011	By:	/S/ SUREYYA CILIV
Sureyya Ciliv
Chief Executive Officer

Date: April 20, 2011	By:	/S/ SERKAN OKANDAN
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