Form 20-F
period 2011-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2012-04-20
CIK 1071321

As filed with the Securities and Exchange Commission on April 20, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Mr. Nihat Narin

Telephone: +90 212 313 1244

Facsimile: +90 212 292 9322

Turkcell Plaza

Mesrutiyet Caddesi No: 71

34430 Tepebasi

Istanbul, Turkey

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares Ordinary Shares, Nominal Value TRY 1.000*	New York Stock Exchange New York Stock Exchange

*	Not for trading on the NYSE, but only in connection with the registration of ADSs representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission.

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

This is the 2011 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey. The terms “we”, “us”, “our”, and similar ones refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires.

Our audited consolidated financial statements as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Statements regarding our market share and total market size are based on the Information and Communication Technologies Authority’s (“ICTA”) announcements, and statements regarding penetration are based on the Turkish Statistical Institute’s (“TUIK”) announcements pertaining to the Turkish population. Furthermore, statements regarding our 2G coverage are based on the ICTA’s specifications as well as the TUIK’s announcements, and statements regarding our 3G coverage are based on the 3GPP TS 25.101 specifications for outdoor coverage.

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

•

regulations imposed by the Information and Communication Technologies Authority (hereinafter, the “ICTA”), that may affect the prices for our services, other legal and regulatory restrictions imposed on us by regulatory authorities in Turkey, and adverse effects on our competitiveness due to our designation by the ICTA as an “operator holding significant market power” in the “mobile call termination services market” and in “access to GSM mobile networks and the call origination market”;

•	failure to abide by the requirements of our licenses or applicable regulations;

•	economic and political developments in Turkey and internationally;

•	exposure to certain risks through our interests in associated companies;

•	foreign exchange rate risks;

•	financial risks in the event that our majority-owned subsidiaries fail to meet some of their obligations set forth in the agreements related to their financing arrangements;

•	our ability to deal with spectrum limitations;

•	zoning limitations related to our Base Transceiver Stations (“BTS”);

•	potential liability and possible reduced usage of mobile phones as a result of alleged health risks related to BTSs and the use of handsets;

•	our dependence on certain suppliers for network equipment and the provision of data services;

•

a decision by the Turkish Capital Markets Board (“CMB”) that the appointment of one of our board members to the audit committee does not satisfy Turkish legal requirements and our compliance with new corporate governance requirements in Turkey;

•	the influence of our controlling shareholders and disputes between them;

•	our dependence on certain systems and suppliers for IT services and our exposure to potential natural disasters, regular or severe IT and network failures, human error, hacking and IT migration risk;

•	technological changes in the telecommunications market;

•	our dependence on third-party providers to help us navigate the regulatory, security and business risks of industries where we traditionally do not compete;

•	our ability to retain key personnel and distributors;

•	legal actions and claims to which we are a party; and

•	effective internal control over financial reporting.

All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A Selected Financial Data

Our audited consolidated financial statements as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” our audited consolidated financial statements as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011, and the related notes appearing elsewhere in this annual report.

The following table presents our selected consolidated statement of operations, balance sheet and cash flow data as of and for each of the years in the five-year period ended December 31, 2011, presented in accordance with IFRS as issued by the IASB which have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007. The information appearing under the caption “Other Financial Data” is not derived from the audited financial statements.

	2011	2010	2009	2008	2007
	(Million $, except share data and certain other data)
Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB
Consolidated Statement of Operations Data
Revenues
Communication fees	5,225.4	5,670.2	5,557.3	6,576.9	5,976.9
Commission fees on betting business	51.4	31.2	42.7	176.2	181.3
Monthly fixed fees	63.0	75.4	42.5	65.1	54.8
Simcard sales	21.2	22.9	22.9	28.2	20.8
Call center revenues	38.1	25.2	17.4	16.6	12.9
Other revenues	210.6	157.2	107.2	107.4	81.9
Total revenues	5,609.7	5,982.1	5,790.0	6,970.4	6,328.6
Direct cost of revenues(1)	(3,528.9)	(3,349.0)	(3,097.1)	(3,409.0)	(3,103.4)
Gross profit	2,080.8	2,633.1	2,692.9	3,561.4	3,225.2
Other income	32.6	14.7	0.9	14.1	7.8
Administrative expenses	(246.5)	(347.3)	(273.1)	(309.3)	(252.8)
Selling and marketing expenses	(1,010.6)	(1,085.8)	(1,085.1)	(1,351.7)	(1,138.2)
Other expenses	(161.3)	(64.2)	(111.2)	(18.0)	(22.5)
Results from operating activities	695.0	1,150.5	1,224.4	1,896.5	1,819.5
Finance income	330.3	277.1	329.6	442.1	308.4
Finance costs	(289.7)	(102.6)	(187.5)	(136.8)	(551.1)
Net finance income/(costs)	40.6	174.5	142.1	305.3	(242.7)
Monetary gain(2)	144.8	—	—	—	—
Share of profit of equity accounted investees(3)	136.9	122.8	78.4	103.0	64.9
Profit before income taxes	1,017.3	1,447.8	1,444.9	2,304.8	1,641.7
Income tax expense	(292.2)	(320.8)	(340.1)	(549.8)	(322.4)
Profit for the period	725.1	1,127.0	1,104.8	1,755.0	1,319.3
Attributable to:
Equity holders of the Company	751.7	1,170.2	1,094.0	1,836.8	1,350.2
Non-controlling interest	(26.6)	(43.2)	10.8	(81.8)	(30.9)
Profit for the period	725.1	1,127.0	1,104.8	1,755.0	1,319.3
Basic and diluted earnings per share	0.34	0.53	0.50	0.83	0.61
Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	2,508.5	3,302.2	3,095.5	3,259.8	3,095.3
Total assets	9,098.8	9,794.6	9,320.8	8,067.9	8,469.0
Long-term debt(4)	1,057.4	1,407.3	821.2	130.0	140.4
Total debt(5)	1,868.1	1,837.5	1,512.0	785.9	760.0
Total liabilities	3,367.2	3,561.0	3,424.6	2,624.3	2,537.8
Share capital	1,636.2	1,636.2	1,636.2	1,636.2	1,636.2
Total equity/net assets	5,731.6	6,233.6	5,896.2	5,443.6	5,931.2
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000
Consolidated Cash Flow Data
Net cash from operating activities	925.8	1,262.6	1,316.6	1,746.3	1,986.9
Net cash used for investing activities	(1,410.5)	(704.9)	(1,485.0)	(695.2)	(440.5)
Net cash from (used) for financing activities	31.6	(303.7)	(5.4)	(353.6)	(255.0)
Other Financial Data
Dividends declared or proposed(6)(7)	—	703.4	573.5	713.3	502.3
Dividends per share (declared or proposed)(7)(8)	—	0.32	0.26	0.32	0.23
Gross margin(9)	37%	44%	47%	51%	51%
Adjusted EBITDA(10)	1,748.1	1,957.4	1,925.4	2,580.3	2,627.1
Capital expenditures	866.0	1,078.6	1,769.3	808.2	783.1

(1)	Direct cost of revenues includes payments for our treasury share (the amount paid to the government under our license) and universal service fund, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses, roaming charges, interconnection fees, costs of Simcards sold, handset costs offered as part of our loyalty programs and personnel expenses related to our technicians.
(2)	See Note 2 (Basis of Preparation) to our consolidated financial statements in this Form 20-F for information regarding monetary gain/(loss).
(3)	Share of profit of equity accounted investees primarily includes the income related to our stake in Fintur Holdings B.V. (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri A.S. (“A-Tel”), which is 41.45% and 50.00%, respectively. Fintur currently holds all of our International mobile communications investments other than those related to our operations in Northern Cyprus, Ukraine, Belarus and Germany.
(4)	Long-term debt consists of long-term loans and borrowings as well as long-term lease obligations.
(5)	Total debt consists of long-term and short-term loans and borrowings as well as lease obligations excluding option contracts.
(6)

On March 23, 2011 our Board of Directors proposed a dividend for the year ended December 31, 2010 of approximately TRY 1,328.7 million ($703.4 million computed using the Central Bank of the Republic of Turkey’s (“CBRT”) TRY/U.S. Dollar exchange rate on December 31, 2011), which corresponds to 75% of our distributable net income for the year. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on April 21, 2011 and the Extraordinary General Assembly of Shareholders held on August 11, 2011 and October 12, 2011.

(7)	The U.S. Dollar equivalents of the dividend for the years ended December 31, 2010 was computed by using the CBRT’s TRY/USD exchange rate on December 31, 2011, whereas the U.S. Dollar equivalents of the dividend for the years ended December 31, 2009, 2008 and 2007 were computed by using the CBRT’s TRY/USD exchange rate on the dates that the General Assembly of Shareholders approved the dividend distribution.
(8)	Dividends per share for the years ended December 31, 2008, 2009, 2010 and 2011 were computed over 2,200,000,000 shares. For the year ended December 31, 2010, the proposed dividend per share in TRY was TRY 0.60. For the years ended December 31, 2009, 2008 and 2007, the dividend per share in TRY was TRY 0.39, TRY 0.50, and TRY 0.29, respectively.
(9)	Gross margin is calculated as gross profit divided by total revenues.
(10)	Adjusted EBITDA is a non-GAAP financial measure that equals profit for the period before finance income, finance costs, income tax expense, other income, other expense, monetary gain, share of profit of equity accounted investees and depreciation and amortization.

Adjusted EBITDA is a non-GAAP financial measure that equals profit for the period before finance income, finance costs, income tax expense, other income, other expense, monetary gain, share of profit of equity accounted investees and depreciation and amortization. Our management reviews Adjusted EBITDA as a key indicator each month to monitor our cash generation ability and liquidity position. Net income is generally considered by our management as the main indicator for our operating performance. Adjusted EBITDA is not a measurement of liquidity under IFRS as issued by the IASB and should not be construed as a substitute for profit for the period as a measure of performance or cash flow from operations as a measure of liquidity.

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

We compensate for these limitations by relying primarily on our results under IFRS as issued by the IASB and using Adjusted EBITDA measures only supplementally. See “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements contained elsewhere in this annual report.

The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net cash from operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2011	2010	2009	2008	2007
	(Million $)
Adjusted EBITDA	1,748.1	1,957.4	1,925.4	2,580.3	2,627.1
Income tax expense	(292.2)	(320.8)	(340.1)	(549.8)	(322.4)
Other operating income/(expense)	(57.9)	(49.4)	(85.2)	(15.6)	(10.8)
Finance income	29.0	0.5	1.0	11.2	1.6
Finance costs	(81.5)	(100.4)	(188.3)	(80.2)	(264.4)
Net (decrease)/increase in assets and liabilities(1)	419.7	(224.7)	3.8	(199.6)	(44.2)
Net cash from operating activities	925.8	1,262.6	1,316.6	1,746.3	1,986.9

The following table presents selected operational data:

Operating Results

	Year ended December 31,
	2011	2010	2009
Industry Data
Population of Turkey (in millions)(1)	74.7	73.7	72.6

Turkcell Data
Number of postpaid subscribers at end of period (in millions)(2)	11.7	10.1	9.4
Number of prepaid subscribers at end of period (in millions)(2)	22.9	23.3	26.0
Total subscribers at end of period (in millions)(2)	34.5	33.5	35.4
Average monthly revenue per user (in $)(3)	11.9	13.0	12.0
Postpaid	23.1	26.6	26.6
Prepaid	6.6	7.6	7.5
Average monthly minutes of use per subscriber(4)	213.8	179.1	134.3
Churn(5)	27.9%	33.9%	32.6%
Number of Turkcell employees at end of period	3,071	2,789	2,709
Number of employees of consolidated subsidiaries at end of period(6)	9,763	8,083	7,743

(1)	The population of Turkey for 2011, 2010 and 2009 is based on TUIK’s announcements.
(2)	Subscriber numbers do not include subscribers in Ukraine, Belarus, Northern Cyprus and Germany or those of Fintur subsidiaries.
(3)	We calculate average revenue per user (“ARPU”), using the weighted average number of our subscribers during the period. ARPU does not include the results of our operations in Ukraine, Belarus, Northern Cyprus and Germany or those of Fintur subsidiaries.
(4)	Average monthly minutes of use per subscriber is calculated by dividing the total number of incoming and outgoing airtime minutes of use by the average monthly sum of postpaid and prepaid subscribers for the year divided by twelve. Our Minutes of Usage (“MoU”) calculation does not include our operations in Ukraine, Belarus, Northern Cyprus and Germany or those of Fintur subsidiaries.
(5)	Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Our churn calculations do not include our operations in Ukraine, Belarus, Northern Cyprus and Germany or those of Fintur subsidiaries. For the ICTA’s definition concerning active and passive subscriptions, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.
(6)	See “Item 6.D. Employees” for information concerning our consolidated subsidiaries.

Exchange Rate Data

The Federal Reserve Bank of New York does not report, and historically has not reported, a noon buying rate for the Turkish Lira, which was previously called the “New Turkish Lira” from 2005 through 2008. For the convenience of the reader, this annual report presents translations of certain Turkish Lira amounts into U.S. Dollars at the relevant Turkish Lira exchange rate for purchases of U.S. Dollars at the TRY/$ exchange rate announced by the CBRT. As of January 1, 2006, any balance sheet data (monetary or non-monetary), except for equity items in U.S Dollars derived from our consolidated financial statements, are translated from Turkish Lira into U.S Dollars at exchange rates at the balance sheet date. Income and expenses for each income statement except foreign operations in hyperinflationary economies (including comparatives) are translated to U.S. Dollars at monthly average exchange rates.

The income and expenses of foreign operations in hyperinflationary economies are translated into USD at the exchange rate as of the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies (Republic of Belarus), their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date. Unless otherwise indicated, the TRY/$ exchange rate used in this annual report is the TRY/$ exchange rate in respect of the date of the financial information being referred to. As stated in the annual monetary and exchange rate policy announcements of the CBRT, which have been published since 2002, the foreign exchange rate is not a policy tool or target; it is determined by the supply and demand conditions in the market. Along with inflation targeting, the CBRT announced that it will continue the implementation of the floating exchange rate regime in 2012.

The following table sets forth, for the periods and the dates indicated, the CBRT’s buying rates for U.S. Dollars. These rates may differ from the actual rates used in preparation of our consolidated financial statements and other information appearing herein. The TRY/$ exchange rate on April 1, 2012 was TRY 1.773 = $1.00.

	2012(2)(3)	2011(2)	2010(2)	2009(2)	2008(2)	2007(2)
High	1.889	1.907	1.598	1.796	1.696	1.450
Low	1.734	1.496	1.388	1.437	1.145	1.163
Average(1)	1.790	1.670	1.500	1.547	1.293	1.303
Period End	1.773	1.889	1.546	1.506	1.512	1.165

Source: CBRT

(1)	Calculated based on the average of the daily exchange rates of each month during the relevant period.
(2)	These columns set forth the CBRT’s buying rates for U.S. Dollars expressed in Turkish Lira.
(3)	Through April 1, 2012.

	March 2012	February 2012	January 2012	December 2011	November 2011	October 2011
High	1.8075	1.7676	1.8889	1.9065	1.8752	1.8870
Low	1.7375	1.7340	1.7757	1.8142	1.7442	1.7516

Source: CBRT

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

The majority of our revenue comes from our operations in Turkey and, thus, the growth and development of our business is dependent, to a large extent, on the development of the Turkish mobile telecommunications market. If the competition in the Turkish mobile telecommunications market intensifies, or if the market slows or develops in unexpected ways, this could harm our business and results of operations. Furthermore, continued price and higher incentive driven competition has, and will continue to, put pressure on our prices and margins, as well as our liquidity.

Actions by Turkey’s principal telecommunications regulator, the ICTA, have interfered, and will continue to interfere, with our ability to price our services and respond to competitive pressures. Regulatory actions such as the ICTA’s regulation of our retail pricing and the ICTA’s ongoing pressure on interconnection rates and maximum prices have also been, and will likely continue to be, a significant factor in shaping the development of the Turkish market and in our ability to respond to changes in the market. The regulatory interventions in the past years have increased the competition. Moreover, new licenses and authorizations issued by the regulator such as Fixed Telephony Service (“FTS”) and Mobile Virtual Network Operator (“MVNO”) licenses have made it easier and/or more attractive for new direct and indirect competitors to enter the market.

In the Turkish telecommunications market, we currently face competition from two other mobile providers, Vodafone Telekomunikasyon A.S. (“Vodafone”) and Avea Iletisim Hizmetleri A.S. (“Avea”), and from Turk Telekomunikasyon A.S. (“Turk Telekom”), the historic fixed-line telecommunications operator in Turkey. The competition, in recent years, has intensified and increasingly focused on the postpaid segment, which is where we derive the majority of our revenues, and also on price, leading to commoditization of the market. In particular, Mobile number portability (“MNP”) introduced in 2008, has been accompanied by lower prices and high incentives for subscribers to change operators, which has further increased pressure and has made it more difficult to retain customers. These factors have, and may continue to, contribute to increased churn rates as well as higher acquisition and retention costs, and may have a significant impact on both Turkcell and the market. Moreover, the fixed line incumbent has a significant competitive power in its own market and tax advantages over the mobile business, and potential regulatory developments may favor fixed line operators.

In addition, competition from new technologies such as Internet Protocol Television (“IPTV”), Voice over Internet Protocol (“VoIP”), wi-fi, wide-band wireless (“WIMAX”) and converged offers may provide an alternative to mobile, for both voice and data transmission, and could result in a decrease in our revenues.

In addition to the competition in the Turkish telecommunications market, other developments in the market could harm our business and results of operations. The size and usage patterns of our future subscriber base will be affected by a number of factors outside of our control, which may include: general economic and political conditions; laws, regulations and other means of governmental intervention in the telecommunications sector; development of, and changes to, the mobile market; further intense competition due to aggressive price offers; the availability of coverage, customer service quality and cost to the subscriber of competing mobile services; and improvements in the quality and availability of fixed line telephone services in Turkey.

With regards to our terminal offers, we may increase our focus in this segment depending on market dynamics and global trends. There may be greater emphasis on terminal bundled offers and handset subsidies in the Turkish mobile market, which may influence us to increase the incentives we provide our customers. Furthermore, the competition in the terminal market may increase as more complex terminals become available at lower prices. Additionally, any regulatory developments that may impact operators’ offerings of contracted terminal campaigns, increases in certain taxes, changes in foreign exchange rates, changes in interest rates, changes in banking regulations that could lead to a decrease in credit card limits, supply chain difficulties faced by our vendors and delays resulting from higher demand for, and inadequate supply of, Turkcell branded devices or terminals we promote and user support allocations could adversely affect our business. In addition, mass subsidization of tablets that only have wi-fi connection could negatively impact our 3G business.

Our strategy for growth is partly dependent on new investment opportunities, which could affect our business and results of operations, and the return on our investments cannot be guaranteed.

In addition to growing our existing business as a leading communications and technology company, our strategy for growth is to selectively seek and evaluate new investment opportunities and participate in those meeting our criteria. We are open to launching greenfield operations, as well as forming alliances, which may include management service agreements, and conducting mergers and/or acquisitions that will contribute to our economies of scale and create synergies, both inside and outside of Turkey. These opportunities may be in the area of mobile telecommunications and services, fixed line operation and services, convergence and in other areas, such as providing, as an MVNO under our Turkcell Europe brand, mobile voice and data services in Germany targeting the local Turkish population as well as other mobile users with close ties to Turkey. We may replicate this business model in other European countries with Turkish populations. In addition, we may consider new business opportunities such as the “games of chance business”. In the context of our evaluation of potential investment opportunities within the regions we target for international expansion, Turkcell has, from time to time, considered opportunities in countries in the Balkans, Middle East and North Africa (“MENA”), and may consider such opportunities in the future. We may participate in additional public tenders for new licenses or the privatization of public telecom companies as well as in private sale transactions in emerging markets to pursue investment opportunities in line with our growth strategy.

In pursuit of our growth strategy, our management may divert attention and/or cash resources away from other ongoing business concerns, which could harm our business and results of operations if our acquisitions are not successful or if we miss opportunities or threats in our existing businesses. Furthermore, we may miss entering new businesses by underestimating opportunities/overestimating threats, or may enter businesses that cause high value erosion in our core business by overestimating opportunities/threats.

In addition, investments may not provide expected returns or returns that are in line with those of our core business. In many of the markets and businesses in which we have invested or may invest, it may take several years and significant investments to achieve desired profitability, if at all.

Furthermore, for acquisitions outside of Turkey, current and future U.S. and international laws and regulations, as well as legal and regulatory actions, targeting the country and local companies and individuals may curtail our ability to do business in that country and may impede our exercise of control. Turkcell itself, as well as certain of its key employees (notably those who are U.S. citizens), could be subject to sanctions under such laws and regulations. Some of the countries and companies in which we have contemplated making investments and in which we may from time to time consider opportunities, such as Iran, Libya and Syria, and certain individuals involved in such companies, have been the specific targets of the aforementioned laws and regulations. Investors may be reticent to invest in a company doing business in such countries or other countries that may be at risk due to the political instability in the MENA region. These factors could have an adverse effect on the demand for our shares.

Laws and regulations and the manner in which they and our licenses are interpreted have had and may in the future have an impact on us, and non-compliance with such laws and regulations and licenses could have a material adverse effect on our business and results of operations.

We operate in an industry that is subject to extensive regulation. This is true in virtually all of our businesses, in the Turkish market and in all of the other countries in which we operate. Compliance with new and existing laws, regulations and regulatory orders, as well as with the terms of the licenses under which our businesses are operated, has had and is likely to continue to have a significant impact on our ability to set our pricing, on our competitive position, on our ability to offer new and existing services, on customer use of our services and more generally on the way in which we do business. Furthermore, the laws, regulations, regulatory orders and licenses under which we operate are subject to interpretation and enforcement by regulators with which we are not always in agreement. Compliance with laws, regulations, regulatory orders and licenses and related regulatory actions has had and in the future is likely to have a significant effect on our business and results of operations, in many cases adverse. Failure to comply may lead to significant penalties and the loss of licenses and could adversely affect our business and results of operations. For more information on regulation and how it may impact our business, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

In Turkey, we are subject in particular to the Electronic Communications Law No. 5809 (the “Electronic Communications Law”), which came into force in 2008. This law significantly expanded the regulatory powers, duties and authority of the ICTA, effectively authorizing the ICTA to intervene in and to audit our activities more strictly, thereby limiting our ability to challenge such actions on the basis of lack of authority. Numerous regulations have been published under this law and more are expected. No assurance can be given that these new regulations or the actions of the ICTA will be satisfactory to us.

Pricing is one of the key areas in which we are subject to regulation. The actions of the ICTA and the Ministry of Transport, Maritime Affairs and Communications in our voice, SMS, data, roaming and interconnection pricing have, and will continue to, negatively affect our pricing and our ability to design and launch campaigns and offers and, consequently, have had and will continue to have a negative impact on our business.

Recently, certain new regulations have either come into effect or have been enacted and will come into force in the near future, including regulations regarding quality of service, the sharing of our infrastructure and the protection of personal data and electronic commerce, each of which may have an adverse effect on various aspects of our business. The regulation on quality of service has introduced new and important obligations with respect to call center operation service quality, call service quality and quality of service reporting requirements. Complying with these new regulations may be costly, and non-compliance may lead to adverse publicity and the imposition of penalties. In addition, under new regulations, we may be required to share some of our infrastructure and network with our competitors and to offer national roaming to their subscribers, which could adversely affect our ability to maintain a competitive edge. Finally, new laws have been enacted regarding the protection of personal data and electronic commerce, and new regulations on the protection of personal data are also being considered. These new measures will affect the way we handle and store data, and may also affect the terms of our subscriber contracts and the way we can communicate with customers, in particular by SMS. This could require us to incur compliance costs and could limit our ability to use SMS for marketing purposes.

Economic and political developments in Turkey and internationally have had, and may continue to have, a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

With a substantial portion of our revenues, assets and business derived from and located in Turkey, and denominated in Turkish Lira, adverse developments in the Turkish market are likely to have a material adverse effect on our business, consolidated financial condition and results of operations. Additionally, potential changes in consumer behavior due to new business models, usage trends and macroeconomic and regulatory changes may adversely affect bad debt.

The biggest threats to the global economy, including Turkey, in 2012, in our view, are the European sovereign credit crisis and the potential contagion risk to other EU countries, high oil prices related to civil unrest and political instability in the MENA, the inflation risk in emerging markets, monetary conflict between Europe and the U.S., the U.S. fiscal problem, risks of a hard landing for the Chinese and Indian economies, and funding concerns with respect to emerging markets.

The Turkish economy grew around 8.5% in 2011. However in 2012, the growth outlook has become more challenging due to tighter credit conditions, a weaker Turkish Lira and signs of setbacks in global economic outlook. Given its large external financing needs, Turkey seems to be more vulnerable than most of its peers to adverse external shocks, which raises downside risks to the growth projections.

The medium-term risks for the Turkish economy, in our view, relate to the high current account deficit and deterioration in inflation expectations. Turkey’s economy has been running large external imbalances since late 2009 and the current account deficit continues to pose significant downside risks, especially given the rising oil prices and deepening crisis in Europe. In the near term, it is expected that TRY funding rates will remain high. Inflation is likely to remain high due to the weak Turkish lira and a long-standing gap between inflation targets and expectations. The latest CBRT expectation survey indicates that consumer inflation is likely to be 7.2% at the end of 2012, higher than the CBRT’s target of 5.2%.

Political risks have also increased, especially with regard to Syria. Violence in neighboring Syria may escalate into a broader sectarian conflict in the Arab world. Clashes in the southeast, the dispute between Turkey and Cyprus over gas drilling, unrest near the southern border (Syria) and tension with Israel are important political risks in Turkey.

We hold interests in several companies that may expose us to various economic, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.

Our investments in subsidiaries and associated companies within Turkey and internationally could expose us to economic, political, social, financial, regulatory and legal risks. The Turkcell Group has investments in Azerbaijan, Georgia, Kazakhstan, Moldova, the Turkish Republic of Northern Cyprus, Ukraine, Belarus and Germany and has operations or business activities that involve other emerging markets. Furthermore, through our subsidiaries in Turkey and internationally, we engage in businesses outside of the scope of our core mobile business. These other businesses are subject to risks that are in some respects different from those of our mobile business.

In addition to entering into new business areas in Turkey, we have also entered into and are exploring new investment opportunities, primarily in emerging markets such as the CIS region, Eastern Europe, the Middle East, the Balkans and North Africa. Along with Turkey, these countries are generally considered by international investors to be emerging markets. This includes countries in which we establish or operate mobile communications networks, as well as those through which we route cables or that we otherwise rely on for the transfer of data. Their legal systems, including telecommunications regulations, are relatively underdeveloped, their economies have only recently begun to open to market principles and their respective institutions and commercial practices are weaker and less developed. Some of these countries also suffer from relatively high rates of fraud and corruption. For example, allegations have been made regarding improper payments relating to the operations of KCell, a mobile operator in Kazakhstan and 51% subsidiary of Fintur Holdings B.V., in which we hold a 41.45% stake, while TeliaSonera holds the remainder. The allegations were discussed by Turkcell’s Board of Directors, which requested an independent investigation of the allegations made. TeliaSonera initiated an independent investigation as agreed by the Fintur Board. The Turkcell Board has been informed that to date there has not been substantiated any such allegations and the Fintur Board informs us that it has completed its own investigation. Since no assurance can be given that there will not be further requests for investigation, we remain vigilant on this matter.

The continuity and viability of our operations in these countries may be affected by a number of factors, including political, economic or legal developments and changes to the telecommunications market. On the economic front, in Ukraine, where we operate through our subsidiaries, Limited Liability Company Astelit (“Astelit”), LLC Global (call center) and LLC UkrTower (“UkrTower”) (tower infrastructure service provider company), there is a devaluation risk as the country has a large current account deficit and the government has not satisfied IMF requirements due to populist politics in advance of a general election in October 2012. New regulations were adopted in 2011 relating to mobile number portability, significant market power and interconnection and no assurance can be given that these regulatory developments will be favorable to our operations and financial condition. In addition, the landscape in the competitive Ukrainian telecommunications market is changing as the merger between two of our competitors, Beeline and Kyivstar, has been completed.

Furthermore, the granting of a 3G license to Ukrtelecom and uncertainty relating to certain legal amendments has resulted in the introduction of an additional mobile operator in the market (Utel, Ukrtelecom’s subsidiary). Moreover, Ukrtelecom was sold to a private entity. The acquisition of control of Ukrtelecom or Utel who owns the only 3G license by another operator could give that operator a significant competitive advantage. If a 3G and/or LTE license were to be made available, we would consider submitting a bid, but no timetable has been announced. If successful, the associated costs would increase our Ukrainian financing needs, which could in turn require us to consider new sources of funding or the extension of existing sources. If we are not successful in the pursuit of such a license, because, for example, the cost is prohibitive and/or the number of licenses available is limited, we could find ourselves at a competitive disadvantage in this market.

In addition, in some countries, we hold our stake in our subsidiary with another shareholder and sometimes we are a minority shareholder. Should there be a disagreement between us and other shareholders in the future, the ability of our subsidiary’s management to move forward with its business plan may be affected. If issues arise with respect to a subsidiary, no assurance can be given that it will be able to take the course of action we believe is appropriate.

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

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Ukrainian Hryvnia and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, while the revenues generated by our activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia, Belarusian Ruble and Euro. Sudden increases in inflation or the devaluation of the Turkish Lira, the Ukrainian Hryvnia, the Belarusian Ruble or other currencies in which we generate revenue, have had, and may continue to have, an adverse effect on our consolidated financial condition, results of operations or liquidity. The Turkish Lira significantly underperformed other emerging market currencies in 2011, driven partly by the CBRT monetary policy mix and current account deficit concerns, depreciating 22.2% against the U.S. dollar. The Belarusian Ruble also depreciated against the U.S. dollar, by 178.3%, during 2011. The Ukrainian Hryvnia ended the year with only 0.4% depreciation against the U.S. dollar.

The foreign exchange risks that our Turkish activities are exposed to as a result of purchases and borrowings in U.S. Dollars and Euros have to date been manageable, as there is a developed market enabling the hedging of such risk; however, in Belarus hedging is almost impossible due to restricted and undeveloped financial markets. No international bank offers or prices hedging instruments and local banks are too undercapitalized to be able to enter a transaction as a counterparty. In Ukraine, the only hedging tool in practice is non-deliverable forwards (“NDF”), which is a cash-settled product in USD, short-term forward contract on a non-convertible foreign currency which could not be delivered offshore. However, the liquidity in the UAH NDF market is thin and these products are expensive. In the current economic environment and considering the aforementioned political uncertainties, there is a possibility of further devaluations.

Fluctuations between Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles, on the one hand, and U.S. Dollars and Euros, on the other, have had and may have an unfavorable impact on us. We may enter into derivative transactions to manage the risk, however, these transactions have a cost and do not fully cover all of our risks, and any derivative transactions exercised that are either above or below market levels might result in unfavorable results to us.

When we translate our results of operations and financial position into U.S. Dollars for the purpose of preparing our financial statements that are expressed in U.S. Dollars, the dollar amounts will vary in accordance with applicable exchange rates. We do not hedge this so-called “translation risk”.

Reduction in our liquidity and increased capital needs may lead to an increase in our borrowing requirements, which increases our financing costs and our exposure to the risks associated with borrowing.

We continue to experience difficult conditions in our markets and we are facing and may continue to face increased capital needs to finance our technological and geographic expansion. These pressures have reduced, and may continue to reduce, our liquidity. Reduced liquidity may lead to an increase in our borrowing requirements. Borrowing by Turkcell group companies exposes us to interest rate risk and possibly increases interest expense, obligates us to meet certain covenants and exposes us to financial risks if covenants are not satisfied or if additional financing is required, each of which could have a material adverse effect on our consolidated financial condition and results of operations. Furthermore, no assurance can be given that we will continue have access to financing on terms that are satisfactory to us.

As of December 31, 2011, our consolidated debt was $1,868.1 million.

$518.1 million of our debt portfolio consisted of financing obligations paying interest at fixed rates. The remainder of our debt portfolio pays interest at floating rates, which has been favorable in the current interest rate environment, but would expose us to increased costs if rates increase further.

In 2011, we closely monitored various hedging alternatives to hedge our interest rate risk with a minimum cost. In June 2011, we engaged in a forward start collar agreement for the half of our 5-year maturity portfolio that is exposed to interest rate risk. The collar hedges variable interest rate risk for the period between 2013 and 2015.

As the debt related to the operations of Astelit and Belarusian Telecommunication Network (“Belarusian Telecom”), in which we acquired an 80% stake in 2008, is denominated in U.S. Dollars, we are exposed to exchange rate risks to the extent that Astelit and Belarusian Telecom’s revenues are, respectively, in Ukrainian Hryvnia and Belarusian Rubles. Moreover, we are also exposed to exchange rate risks since the debt of the group companies operating in Turkey are in U.S. Dollars and their revenues are in Turkish Lira.

Some of the borrowing agreements entered into or guaranteed by Turkcell have financial covenants that the borrower is required to observe. Although we are not presently concerned with Turkcell’s ability to observe its own financial covenants, no assurance can be given that the covenants in borrowings entered into or guaranteed by Turkcell will at all times be respected. Our borrowing agreements contain cross default clauses that effectively link Turkcell’s borrowings to those of its subsidiaries. Under these clauses, a default by a subsidiary could constitute an event of default under certain of our borrowings. Some companies in our Group have defaulted, and may in the future default on their financial covenants and payment obligations. For example, since June 2011, Astelit has not met certain payment obligations, which were waived until February 1, 2012. Since that date, our Board of Directors has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations to Euroasia Telecommunications Holdings BV (“Euroasia”) (55% owned by Turkcell) and Financell BV (100% owned by Turkcell) totaling $323 million and defaulted on its loan agreements. As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $554 million (currently decreased to $402 million, following the Company’s $150 million guarantee payment) and waivers were obtained for the aforementioned loans before March 31, 2012. In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150 million to finance Astelit, also defaulted on its loan on March 30, 2012. As a guarantor, the Company paid $150 million to related banks on April 6, 2012. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above) totaling $402 million and waivers are being sought for the aforementioned loans. There can be no assurance that we will not have to make similar payments in the future, which could adversely affect our business and results of operation. Furthermore, if Astelit could not obtain new financing and if our Board or shareholders fail to achieve consensus on Astelit-related issues, Astelit’s and our own financial results and condition would be adversely affected.

Limitations on spectrum as a scarce resource in mobile telecommunication systems, alleged health risks with BTSs and dependence on suppliers for network equipments may adversely affect our ability to maintain operational excellence.

Spectrum limitations may adversely affect our ability to provide services to our subscribers.

The number of subscribers that can be accommodated on a mobile network is constrained by the amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure. The spectrum is a continuous range of frequencies within which the waves have certain specific characteristics. We now have 2x11 MHz of FDD spectrum in the 900 MHz band. As our subscriber base grows and we offer a greater number of services, we will require additional capacity for mobile voice and data. However, the currently available spectrum may be limited and we may face a bottleneck, especially in metropolitan areas.

In 2008, the ICTA initiated a tender for the reorganization of the existing GSM 900 frequency band (890/960 MHz) and we added five frequency bands to our prior stock of 50. The ICTA also held a tender for the issuance of four separate 3G licenses to provide IMT 2000/UMTS services and infrastructure. Turkcell was granted an A Type license providing the widest frequency band (2x20 MHz; 20 MHz on uplink; 1920 - 1940 MHz and 20 MHz on downlink; 2110 – 2130 MHz; in total 40 MHz). There is no guarantee, however, that such additional capacity for mobile voice and data will relieve our current constraints and that our ability to provide services to our subscribers will not be adversely affected.

In July, 2011, the ICTA proposed to the Ministry of Transport, Maritime Affairs and Communications, on the subject of GSM frequencies, to be permitted to serve 3G services and the spectrum award of 2x8.6MHz E-GSM band to the operator that has less than 10MHz spectrum in 900MHz and 2x15MHz of 1800MHz to each operator that does not have the spectrum. The ICTA decision implies that only Avea will be eligible for the E-GSM auction, while Vodafone and Turkcell will be eligible for the 1800 auction, which may enable Avea to be the sole beneficiary of the E-GSM band. In that case, Avea would be able to begin UMTS900 services immediately from the E-GSM band, whereas Turkcell and Vodafone would only begin after extensive technical works regarding spectrum clearance are done. Consequently, the competitive coverage advantage of Turkcell may be adversely impacted.

Consistent with the nature of terminal technology development, traffic on the 2G network is expected to shift to the 3G network. However, 3G terminal penetration is the key factor in providing the expected shift in traffic from 2G to 3G. Penetration may stay low or our subscribers may choose to stay on the 2G network for reasons such as the 2G network’s lower battery power consumption. In addition, 3G coverage depends on the deployment of the 3G network, which will certainly take time to achieve, compared to the coverage level of the 2G network. As a result, Turkcell may have difficulties in releasing 900 MHz band for future technologies and may not even provide the MoU capacity needed for the 2G network in some regions for a limited period of time. Additionally, the data traffic on the 3G network increases. If we fail to offer appropriate campaigns and tariff schemes at the right pricing level, we may face overcapacity problems, which may in turn lead to a deterioration in our network’s quality and negatively impact our operational results.

There are alleged health risks associated with our Base Transceiver Stations (“BTS”), as well as zoning limitations, which make it difficult to build BTS.

We are aware of allegations that there may be health risks associated with the effects of electromagnetic signals from BTS and from mobile telephone handsets. While we believe that there is currently no substantiated link between exposure to electromagnetic signals at the level transmitted by our BTS and mobile telephone handsets and long- term damage to health, the actual or perceived health risks of mobile communications devices could adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in obtaining sites for base stations and exposure to potential liability. Furthermore, we may not be able to obtain insurance with respect to such liability on commercially reasonable terms. In recent years, legal proceedings have been brought against mobile operators seeking the removal of base station sites for health reasons. Such legal proceedings may make it more difficult for us to establish and maintain such sites. Furthermore, there are hundreds of conflicting and confusing reports in the media about the health effects of BTS. These reports have even caused local residents in certain regions to form large protests in strong objection to the BTS sites. Attempts made by the local authorities and, in particular, the municipality to intervene often worsen the situation. Such obstacles have made it increasingly difficult to build new BTS sites and maintain our existing sites.

With regards to the health risks of BTS, local courts presented with the question have decided that a base station had no negative effect on human health. However, the Turkish supreme court overruled the decisions of some local courts and held that the base station in question could have negative effects on human health over the long term. If the number of those cases increases or if new regulations were to result, these could have a material adverse effect on our operations and financial results.

Furthermore, there are zoning limitations related to our BTS that require operators to obtain construction permits and certificates, which may have an adverse effect on our operating results. As supplemental Article 35 of Law No. 406, which exempts BTS from holding construction permits and certificates of occupancy in accordance with Zoning Law No. 3194, was cancelled by the Turkish constitutional court, we may need to obtain the aforementioned permits and certifications for our BTS. Moreover, following the State Council’s decision to annul a regulation entitled “Safety Certification Regulation”, it has become impossible for us to build new base stations or modify existing ones. Any difficulty in building BTS due to health concerns, inability to obtain the required permission and certificates, and/or the issuance of a new “Safety Certification Regulation” may negatively impact the quality of our network, including our ability to expand and upgrade it, and our operational performance.

We are dependent on certain suppliers for network equipment and for the provision of data and services and the failure of any of our suppliers to supply equipment to us, and at the level of quality we require, could have a material adverse effect on our business, operations, and consolidated financial results and liquidity.

Like all operators, we purchase our mobile communications network equipment, including our switching system, base station controllers (“BSCs”), BTS, transmission equipment and the software required to operate such equipment from a limited number of major suppliers. Although we are not bound to purchase our equipment solely from any given supplier and we have already begun using two different vendors’ products on GSM BSS (“Base Station Subsystem”) and 3G UTRAN (“UMTS Radio Access Network”), there can be no assurance that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any current supplier for any reason, including that the technological requirements for our increasingly advanced infrastructure are too complex, is unable or unwilling to satisfy our demands. This could occur if, for example, the growth in demand for more advanced network equipment exceeds the ability of suppliers of such equipment as a whole to meet such demands. This could also affect our competitive position, if our supplier stays behind technological development compared to the suppliers of our competitors.

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

In addition, equipment from alternative suppliers may not always be compatible with our existing equipment or the supplier may fail to integrate them, and our employees may not be familiar with the technical specifications and maintenance requirements of equipment from alternative suppliers. These factors could also have a material adverse effect on our business and results of operations.

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

Alexey Khudyakov was appointed to the audit committee on July 21, 2006. Alexey Khudyakov’s status on the audit committee is as an “observer member” because under the U.S. Sarbanes Oxley Act of 2002 he is not considered an independent audit committee member due to his position with one of our affiliated shareholders.

On January 26, 2007, the Turkish CMB informed Turkcell that Alexey Khudyakov’s status as an “observer member” on the audit committee does not satisfy the requirements of Article 25 of the CMB’s Rules pertaining to Audit Committees. The CMB has stated that steps must be taken so that our Company can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive board member. We initiated a lawsuit before an administrative court seeking to suspend the execution and to annul the decision of the CMB with respect to Mr. Khudyakov. The administrative court ultimately dismissed our lawsuit in January 2008. In March 2008, we appealed before the Council of State and on April 9, 2008, the Council of State rejected our request to suspend the decision. The Council of State also rejected the appeal. We applied for a correction of the decision but our application was denied. This ultimately ends the judicial process.

Pursuant to the CMB’s decision, the CMB imposed an administrative penalty of TRY 11,836 (equivalent to $6,676 as of April 1, 2012) on Turkcell for not complying with its decision regarding Mr. Khudyakov’s status as an “observer member” on the audit committee. The CMB also required Turkcell to inform its shareholders of the penalty at the following general assembly (held in January 2009). In November 2008, we commenced a lawsuit before the court seeking to suspend the execution of the administrative fine and to annul the CMB’s decision related thereto. The Court rejected the Company’s suspension request and our objection to this decision was rejected. The administrative court ultimately dismissed our lawsuit in May 2011. In July 2011, we appealed before the Council of State. The appeal process is still pending.

In addition, our home country governance requirements as they relate to the composition of our audit committee will be further affected by a new regulation issued by the CMB on December 30, 2011, pursuant to which listed companies must, as from June 30, 2012, have audit committees composed of independent board members. As a result, we will be required to change the composition of our audit committee. We continue our studies regarding our audit committee structure and the compliance with new corporate governance rules published by the CMB. Compliance with our home country governance rules is an important element of our compliance with the listing requirements of the New York Stock Exchange (“NYSE”). Failure to comply with such rules could jeopardize the continued listing and trading of our ADRs on the NYSE.

Turkcell’s complex ownership structure and Board composition has, and could continue to, adversely impact our shareholders’ ability to achieve the consensus necessary to approve matters relating to our business and operations, including the payment of dividends and our compliance with new Turkish corporate governance requirements. Ongoing legal disputes involving our shareholders may affect the ownership and control of our shares and our ability to manage our business.

We understand that Alfa Group, Cukurova and TeliaSonera together indirectly own in the aggregate approximately 65% of our shares. Additionally, according to public filings (a Schedule 13D filed in November 2009), Alfa Telecom and TeliaSonera are discussing a possible consolidation of their holdings in Turkcell in a new company. We cannot predict whether this consolidation will go forward as planned or the form that it will take, and whether their actions will have an effect on our company or the market for our shares. Furthermore, in the case of a potential consolidation, no assurance can be given that their interests will be aligned with those of our other shareholders. Additionally, a potential consolidation of their shareholding could have the effect of preventing a change in control of Turkcell, may discourage bids for our ordinary shares or ADSs and may adversely affect the market price of our ordinary shares or ADSs.

Disputes have from time to time arisen, and may arise in the future, between our shareholders. Such disputes could have an adverse effect on the ability of our management to execute business decisions and other actions, to the extent that such decisions or actions require board or shareholder approval. In March 2011, one of our shareholders, TeliaSonera, publicly announced its intention to take legal action against the Chairman of our Board of Directors, who is also an independent member, alleging that he has not acted in an independent manner. Our Chairman has responded by saying that he has always fulfilled his duties as an independent board member and has reserved the right to initiate legal action.

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

There have been times when the Turkcell Annual or Extraordinary General Assembly meeting of shareholders (“AGM” or “EGM”) could not convene for reasons beyond our control, and no assurance can be given that this will not occur in the future and that regulatory actions will not be taken in response to this situation. Furthermore, if the AGM or EGM is convened, there may not be a resolution of the agenda items or quorum during the meeting may not be attained. In 2011, three General Assemblies were convened and most of the items on the agendas were not approved, including the payment of a dividend, the approval of our 2010 financial statements and the release of certain of our directors for actions taken in the 2010 year, due to the lack of approval by a simple majority of the shareholders present. No assurance can be provided that this will not occur again in the future and that regulatory actions will not be taken in response to this situation. Our Chairman has initiated a lawsuit against the Company contesting the release issue. In addition, Cukurova Holding A.S. has initiated a lawsuit for cancellation of the General Assembly resolution dated August 11, 2011, regarding the appointment of the statutory auditors. Both lawsuits are still pending.

In addition, a number of new corporate governance requirements have recently been enacted by the CMB, with mandatory effect from June 30, 2012. These include, among other things, a requirement that one-third of our board members and all of our audit committee members be “independent”. No assurance can be given that our board and shareholders will be able to agree on the steps and candidates that will be required to achieve compliance with these new requirements. Compliance with our home country governance rules is an important element of our compliance with the listing requirements of the New York Stock Exchange (“NYSE”). Failure to comply with such rules could jeopardize the continued listing and trading of our ADRs on the NYSE. Furthermore, no assurance can be given that the CMB will not take action against the Company, our board members and/or our controlling shareholders in respect of the various occurrences and issues described above. No assurance can be given regarding the nature of the action that the CMB might take and the effect that such action may have on the strategy of our company or the operation of our board.

Our complex shareholder structure and the related complexity in the composition of our Board of Directors could complicate our corporate decision-making process and situations may arise where the interests of our majority shareholders are not aligned with those of our public shareholders. These factors could adversely affect our operations and financial results and the market for our shares.

We face risks related to the products and services we provide due to our dependence on certain systems and third-party suppliers as well as our exposure to technological changes in the communications market, including in industries where we traditionally do not compete.

We are dependent on certain systems and suppliers for information technology (“IT”) services and our business continuity is at risk due to our exposure to potential natural disasters, regular or severe IT and network failures, human error, hacking and IT migration risk.

We are heavily dependent on IT systems, suppliers of IT services and our IT employees for the continuity of our business and we are continually upgrading and converting our IT systems. Although we devote significant resources to the development and improvement of IT and of security, back up and continuity systems, we could still experience IT and network failures and outages due to system deficiencies, human error, deliberate actions such as unauthorized data transfers, breaches of information security policies, fraud, code breaking or hacking, terror or other destructive acts, natural disasters such as earthquakes and floods, unsuccessful migration to alternative or improved IT systems, or other factors. If we are not able to maintain adequate IT and network systems, or fully recover our IT and network systems in the event of an outage or disruption, the continuity of our operations could be affected, which could have a material adverse effect on our reputation, business, consolidated financial position and results of operations.

2G &3G networks are migrating towards IP technology to transport information. These networks open up the possibility for IP-based services. However, once these services are introduced into the IP-domain, the mobile network may be harmed by potential attacks. The threats on the mobile network can originate from external sources, such as public Internet, or internal sources, such as terminals connected to our mobile network. Despite our efforts in taking security issues very seriously, we could encounter attacks on our infrastructure, which could have an effect on our operations.

We may be unable to adapt to technological changes in the communications market, which could result in higher capital expenditures and a greater possibility of commercial failure.

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

The effects of technological changes on our business cannot be predicted. In addition, it is impossible to predict with any certainty whether the technology selected by us will be the most economical, efficient or capable of attracting customer usage. Although we are following general technological trends in communications and technology, there can be no assurance that we will be able to develop new products and services that will enable us to compete efficiently.

We have become active in providing products and services for industries other than telecommunications, many of which are developed and/or maintained by third-party providers. Our dependence on these third-party providers to help us navigate the regulatory, security and business risks of industries where we traditionally do not compete adversely affects our business.

The operation of our business depends, in part, upon the successful deployment of continually evolving products and services, including for applications in industries other than telecommunications, such as mobile financial services, mobile health and mobile education solutions, authentication solutions and entertainment and community services. We are reliant upon third-party providers to help us navigate risks relating to security, regulations and business in the industries where we do not traditionally compete. Changes in such industries may impair our partners’ business and/or negatively impact the content we are developing, such as for entertainment, which, in turn, could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

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

Our performance depends, to a significant extent, on the abilities and continued service of our key personnel. Competition for qualified telecommunications and information technology personnel in Turkey is intense. In addition, we are dependent on our dealers and distributors, as well as their ecosystem and personnel, in the growth and maintenance of our customer base. The loss of the services or loyalty of key personnel could adversely affect our financial condition or results of operations, as well as breaches of confidentiality regarding our customer, operation and business plan details, particularly if a number of such persons were to join a competitor. Retention and development of high-caliber individuals in these positions is also key to our being able to deliver on our strategy.

We are involved in various claims and legal actions arising in the ordinary course of our business, which could have a material effect on our financial results.

We are currently involved in various claims and legal actions with governmental authorities in Turkey, including the Competition Board, the ICTA, tax authorities and certain other parties. We have set aside provisions for ongoing disputes based on applicable accounting standards. However, no assurance can be given that the provisions we set aside will be sufficient to cover our actual losses under these matters, and that new disputes will not arise under which we would face additional liabilities and reputational risk. For a more detailed discussion of all of our significant disputes, see “Item 8. Financial Information” and Note 33 to our audited consolidated financial statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

We maintain and regularly review our internal controls over financial reporting, but these controls cannot eliminate the risk of errors or omissions in such reporting.

We maintain and regularly review internal controls over our financial reporting. However, internal control over financial reporting has inherent limitations. It is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. In addition, it can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal controls over financial reporting. It is possible to design safeguards to reduce, though not eliminate, this risk. Our latest review has revealed certain deficiencies in our controls, although none that we believe constitute “material weaknesses”. However, our controls have in the past suffered from these and lesser deficiencies and no assurance can be given that others will not emerge in the future. A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of financial reporting. Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could also adversely impact investor confidence and the market price of our common shares or ADSs.

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

We operate under a 25-year GSM license, which we were granted in April 1998 upon payment of an upfront license fee of $500 million. Under our license, we pay the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly treasury share equal to 15% of our gross revenue. Of such fee, 10% is paid to the Ministry of Transport, Maritime Affairs and Communications of Turkey (“Turkish Ministry”) for a universal services fund. We also operate under interconnection agreements with other operators that allow us to connect our networks with those operators to enable the transmission of calls to and from our GSM system.

In early 2009, we were granted the 20-year type A 3G license, which provides the widest frequency band, for a consideration of EUR 358 million (excluding VAT), and we signed the related 3G license agreement on April 30, 2009. The 3G license agreement has similar provisions to the aforementioned 2G license agreement.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2011, that number had grown to 64.8 million.

In 2011, we had total revenues of $5,609.7 million, our adjusted EBITDA totaled $1,748.1 million and we reported net income attributable to the owners of Turkcell amounting to $751.7 million.

For the year ended December 31, 2011, we spent approximately $866.0 million on capital expenditures, compared to $1,078.6 million and $1,769.3 million in 2010 and 2009, respectively.

In addition to our operations in Turkey, we have various international operations. For more information, see “Item 4.B. Business Overview—International Operations”.

4.B Business Overview

Based on operator announcements, we are the leading provider of mobile services in Turkey in terms of the number of subscribers, with 53% of the Turkish subscriber market as of December 31, 2011. We provide high-quality mobile voice, Internet and other services over our mobile communications network and have developed the premier mobile brand in Turkey by differentiating ourselves from our competitors with our value offers, which include: Superior technologies, more advantages, outstanding and extensive service quality, and being a leader in social responsibility. We maintain our strong position in the market due to our customer-oriented approach and our ability to provide quick and differentiated solutions to meet customers’ needs. We are in compliance with all of our license requirements in all material respects.

Through our state-of-the-art mobile communications network, we provide comprehensive coverage of an area that, as of December 31, 2011, included 100% of the population living in cities of 1,000 or more people and the majority of Turkey’s tourist areas and principal inter-city highways. As of December 31, 2011, we provided roaming service to our subscribers in 209 countries through commercial roaming agreements with 680 operators.

In 2010, we launched 3G Roaming services in many different locations in the world. As of December 31, 2011, our subscribers enjoyed high speed mobile Internet connections with 263 operators in 110 destinations.

As of December 31, 2011, we covered 88% of the population with 3G technology.

Industry

Overview

GSM, one of the digital standards for mobile communications, was developed in 1987 to facilitate unification and integration of mobile communications worldwide.

As a digital standard, GSM offers a wide range of services that include voice, circuit switched data, packet data and fax, in addition to standard service offerings such as call barring, call forwarding, call waiting and roaming into areas serviced by other GSM carriers. A key component of the GSM network is the Simcard, which enables the user of a mobile phone to be identified. Simcards, also known as “smart cards”, are placed inside each handset and function as its digital brain. The Simcard’s digital memory allows for storage of the subscribers’ personal information, such as the rate plan, phone number and service features. Both postpaid and prepaid subscribers are required to purchase a Simcard in order to use the telecommunications service offered by Turkcell.

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

The Turkish Mobile Market

According to a TUIK announcement, the Turkish population is young, with an estimated median age of 30, which is lower than elsewhere in Western Europe, and the majority of the population lives in urban areas. In addition, there were 74.7 million people living in Turkey as of December 31, 2011.

Despite the declining trend in multiple Simcard use, penetration level increased to 87% in 2011 (based on operator announcements, and TUIK population announcement). There is good potential for growth opportunities in the Turkish mobile communications market in the areas of broadband and 3G services, as well as from Turkey’s youth segment due to the aforementioned demographics. According to the ICTA’s announcements, there are currently three mobile communications operators in Turkey—Turkcell, Vodafone and Avea—with a total of 65 million GSM lines as of December 31, 2011. Vodafone entered the Turkish GSM market by acquiring Telsim on May 24, 2006. Telsim, which had received a 25-year license at the same time as us and on what we believe to be identical terms, including the $500 million upfront license fee, had been put up for sale by the Savings Deposit Insurance Fund (“SDIF”) in August 2005. The auction for Telsim was held on December 13, 2005, with Vodafone submitting the winning bid of $4.55 billion. Avea is an operator majority-owned by Turk Telekom. Turk Telekom’s ownership interest in Avea was increased to its current stake following its purchase of Telecom Italia SpA’s 40.6% interest in Avea in September 2006 for $500 million. Turk Telekom is 55% owned by Oger Telecom, a multinational GSM operator owned 35% by Saudi Telecom Company, the Arab world’s largest telephone company.

Strategy

Our vision is to ease and enrich the lives of our customers with leading communications and technology solutions. We strive to build value for our customers, shareholders and employees.

We operate in nine different countries, reaching 64.8 million subscribers. Our operating environment continues to be challenging. In addition to the lingering effects of the global financial crisis, the regulatory and competitive pressures we have been facing continue. In order to sustain our operating margins, it has been crucial that we become more efficient in our delivery of services, so that we continue to lead the market in this environment.

As a leading communications and technology company, our goal is to continue organic growth while selectively seeking and evaluating new investment opportunities. Building on our strength in brand, people, infrastructure and scale, we have identified six strategic priorities in which we intend to pursue opportunities for profitable business growth:

•

To grow in our core mobile communication business through increased use of voice and data. Turkcell has a strong market position in Turkey, and we will continue to strengthen our well-developed brand through the highest quality infrastructure, the best offers for customers, innovative products and services and enhanced customer experience, while maintaining our focus on efficiency.

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

•

To grow our existing international subsidiaries. In order to diversify revenue and cash flow risks, we intend to grow the contributions made to the Turkcell Group from subsidiaries. We endlessly explore operational efficiencies, cost and product synergies with Turkcell Turkey.

•	To grow in domestic and international markets through opportunities in telecommunications, technology and new business areas. We are open to forming potential alliances and conducting mergers and/or acquisitions that will contribute to our economies of scale and create synergies. We may also evaluate new business opportunities outside of the telecommunications industry if we see strong potential and believe that we can add value.

Services

We currently provide high quality mobile voice, Internet and other services to subscribers throughout Turkey. Subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract and receive monthly bills for services. Prepaid subscribers must purchase a starter pack, which consists of a Simcard with airtime of 5 TRY or 20 TRY, while the scratch cards can be purchased in the following amounts: 7 TRY, 12 TRY, 20 TRY, 30 TRY, 50 TRY, 95 TRY, 180 TRY, 360 TRY.

As of December 31, 2011, we had approximately 22.9 million prepaid subscribers and 11.7 million postpaid subscribers, compared to approximately 23.3 million prepaid subscribers and 10.1 million postpaid subscribers as of December 31, 2010.

Voice Services

Voice services are the main services we provide to our customers. Voice services consist of high quality wireless telephone services on a prepaid and postpaid basis.

Consumer Product Management

Consumer Product Management is focused on developing and managing products and services to address the diverse needs of both consumers and corporate customers, thereby enriching their lives. We provide an integrated service approach with a common vision to offer tailored solutions based on the specific needs and preferences of our targeted market segments. One of our principal goals is to increase revenues from our existing customers and to foster the acquisition of new customers by offering proprietary products and services.

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

Mobile Internet & 3G

We commercially launched 3G simultaneously in 81 province centers and major cities in Turkey at the end of July 2009 and had reached 88% population coverage by December 31, 2011.

In addition, we have launched several innovative services like Videocall, Mobile TV, Video Surveillance, Video Chat and Video Messaging. We offer rich terminal campaigns (handset, smartphone, modem and netbook) to encourage 3G device penetration. There are approximately 7.4 million 3G-enabled handsets in our network.

In 2011, the number of registered 3G subscribers reached 18.5 million people. A variety of data plans are available as part of our voice and terminal bundled offers.

After the launch of 3G, VINN 3G modem, netbook and notebook contracts were offered to customers to enhance mobile Internet experience.

Throughout 2011, we sustained our position as leader of handset offerings through our domination of the iPhone and Blackberry business and we delivered attractive campaigns with “top of the class” models of brands in high demand such as Nokia, Samsung and HTC.

Turkcell has launched its first Turkcell-branded handset, T10, the affordable Android Smartphone, to widen the access to mobile Internet. An updated version, T20, was launched in 2011. The T10 and T20 together reached over 310 thousand sales units and 88% of T10 and T20 users were upgraded to smartphones. We launched our new T11 model at the beginning of 2012. Our T series handsets will continue with new models in the coming days.

In addition to constant communication emphasizing 3G’s coverage, penetration and speed, and increasing smartphone penetration, aiming to increase mobile Internet usage, Turkcell has launched many offers and applications which led to an approximately 50% increase in mobile Internet users.

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

Telco and Social Network Services

‘Tikla Konus’ (Click-to-call) enables subscribers to initiate calls without displaying a phone number. Users click on a click-to-call button on partnering websites, and a call is initiated between two parties without having to dial a number. In 2011, Tikla Konus was used in more than 25 different scenarios: the number of people using the service increased by 600% and minutes talked exceeded 1 million. This solution won the “Best network service or solution serving customers” award at the GSMA 2012 (Mobile World Congress).

It has been a startup year for the social network services. Apart from Tikla Konus, more than 200 thousand subscribers have used at least one of our services, most of which were launched in 2011: ShareWithSMS, ShareWithYourVoice, SendGift, Rumara.

Kim Aramis is a caller notification service that enables customers to identify any missed calls while their handset is either in off mode or otherwise disconnected from the network. Kim Aramis service sends an SMS containing the call time and phone number to the user once his or her handset is reconnected to the network. There is also a common address book feature that further enriches the service by matching the phone number to the address book name of the caller, if available.

Info & Entertainment Services

Turkcell provides a variety of sports services focused on football, as a result of the size of the fan base and popularity of the sport in Turkey. Partnering with a major national TV provider, Turkcell provides a service, GollerCepte, that allows users to instantly send videos of the goals made by their favorite football teams. In addition, Turkcell launched an online social game called Footbocity in 2010, widely appreciated by football fans, which enables users to play interactive games and build their own virtual cities.

Turkcell, with Turkcell Music service (turkcellmuzik.com) transforms the possibility of accessing music anytime and anywhere, into a rich experience with multi-user web, wap and mobile applications (iPhone/iPad and Android).

Music lovers can listen to music from among more than 3 million songs, save the artist name and listen to similar artist radio stations and choose a radio station among 16 different genre radio stations. They can also download the songs to their phones and computers.

Turkcell users can create their own lists, reach these lists through mobile applications and share their favorite songs and lists with their friends via social networks.

The “Ne Bu Çalan” feature which is developed in cooperation with soundhound, enables users to learn the songs that they do not know, listen and download them to their phones. Moreover, iPhone users can download songs to their application without needing any other program and listen.

Turkcell’s Ring Back Tone for subscribers has reached more than 20 million members during 2011. Using the Ring Back Tone platform, Turkcell members select any content they want and let their callers listen to the Ring Back Tone instead of a regular ringtone. They can also assign special content to different people or groups on defined time intervals, as well as using a standard tone for everyone at the same time.

Mobile Applications

Turkcell T-Market is a store, which enables people to download more than 5,000 applications including Turkcell branded applications and third-party applications such as news, games, sports, health and fun. Turkcell branded applications such as Turkcell Pusula, GollerCepte, Muzik and Yol Bilgisi were downloaded more than 9 million times in 2011. 39 million applications were downloaded from Turkcell T-Market in 2011. Customers do not pay any connection fee while visiting Turkcell T-Market and downloading applications.

Turkcell Nimbuzz combines popular instant messaging services such as MSN, GTalk, Facebook chat and Yahoo! Messenger and enables users to chat with all their friends in one list.

Turkcell Cebe Bağlan enables Turkcell T10 and Turkcell T20 users to locate, text and ping their phone in order to find it, and remote lock or remote wipe their phone in case of loss or theft.

Turkcell Yol Bilgisi is a navigation application, which automatically guides users along the best route given the current live traffic conditions and has more than 500,000 points of interest (“POIs”) and turn-by-turn navigation features.

Turkcell Rehber Plus is a social phonebook, which integrates phone book contacts with social network contacts and enables users to access social network updates from a single screen.

Turkcell Videobul is a video application aimed to search several video websites from within one place. By using Videobul, consumers can reach categorized video content and create their own playlists as well.

Turkcell Bebeğim is a free application in which you can find information about pregnancy, baby health, parenting and more, including advice from John Hopkins Hospital’s experts.

Turkcell Servisler enables customers to view the summaries about all Turkcell Services, and also see these services all together in one application. Users can search the Turkcell Services engine by using this application.

Turkcell Partner Services

The Turkcell Partner Ecosystem comprises more than 200 registered business partners functioning as application service providers, content providers, service provider system integrators, independent service vendors, and OEM business partners, as well as many other establishments or individuals, which have the potential to develop innovative mobile services and products. In its broadest sense, Turkcell Partner Program is a versatile business, including a toolset used by this Ecosystem to define, regulate and operate partnership schemes and business models.

Since 2002, Turkcell has been developing new products and services with its partners. Since 2004, these partnerships have been executed through the Turkcell Partner Program. More than 4,000 partner applications exist in Turkcell’s application store (T-Market) as of 2011. Turkcell has enriched its customers’ lives through various partner mobile data and services. Together with second level partners, the Turkcell Partner Ecosystem recruits more than 10,000 employees.

The business of this Ecosystem expands across international markets starting from Turkey to countries in different continents such as Ukraine, UK, UAE, China, etc. This business community includes both a wide scale and a variety of companies (over 200 partners) and individuals with different expertise, technical capabilities and backgrounds. This community is assessed by the Turkcell Partner Program team to identify new business opportunities and improve the partner-based business. Turkcell Partner Program leverages various internal and external platforms in order to reach an innovative and rich service portfolio resulting in significant annual revenues.

Turkcell Partner Program defines the criteria set and scope of operations for partnership acquisition for the designated mobile business areas, namely: Business to Consumer (B2C) Services, Business to Business (B2B) Services, Mobile Marketing, Mobile Finance and New Technology Business Areas. The criteria set for management is a dynamic process in which its structure and parameters are adjusted due to continuous monitoring of partners’ actual performance, customer satisfaction, business trends, and market needs.

Due to a series of standardized scoring scheme monitored and exercised annually, excelling partners, promote to Gold & Silver Partnership titles to be awarded by extra marketing, business development, and training benefits.

Turkcellpartner.com serves as a primary digital communication channel for the Turkcell Partner Program and is composed of various interactive components: the portal, blog, wiki, newsletters, RSS, and social media feeds.

Mobile Marketing Business

Turkcell utilizes mobile marketing and advertising channels to create additional value for its customers. This value is ensured by its huge opt in database, a variety of products and channels, and high response rates in comparison with traditional media.

Currently, Turkcell has one of the largest opt in databases in Europe geared towards mobile marketing and advertising activities and integrated with 10 different advertising channels. Through this permission database, advertisers can concentrate on their target market, segment their target groups and send specific messages to their recent and potential customers via these channels.

In 2011, 1,500 mobile marketing projects were accomplished with 400 different companies participating in 30 different industries. During 2011, Turkcell was highly active in mobile advertising, as it launched several innovative products, including Targeted Location, Targeted Video Streaming, VCard Ads and other display advertising channels. In May 2011, “Targeted Location” was launched to create a new channel in the permission database to enable brands to communicate with their potential customers at a specifically pre-defined location as they are actually there on real time. This provides a great benefit for brands in terms of their abilities to target customers and to optimize their communication budgets. The system can detect any opt in subscriber at any location regardless of their device type. Another positive feature of this service is that it is integrated within each direct mobile advertising channel of Turkcell, including SMS, MMS, Video, Wap Push, IVR and Mobile Coupon.

Turkcell Enablers and Platforms

Turkcell enablers are the key technical infrastructures behind our proprietary products and services. Turkcell ID enabler is an authentication infrastructure that lets users log in to systems with one common, secure and simple username and password for hassle free access to systems. Recommendation Engine enhances the customer’s experience on Turkcell portals by providing customer-focused content and offers. 8.7 million people were touched by our Recommendation Engine enabler.

Many value-added services including advanced call based enablers, M2M, location based, mobil data and messaging services and platforms and being served to customers.

Turkcell invests in platforms that enhance the user experience and the discoverability of services such as Turkcell T-Market, which is a one-stop, localized application shop for users to download both free and paid mobile applications to their supported handsets.

New Technology Businesses

TV & Video Services

By streaming technology at 3G speed, Turkcell introduced MobilTV service in 2009 which enabled Turkcell subscribers to watch live television channels and on-demand video content on their mobile phones. On April 18, 2012, Turkcell re-branded MobilTV service and introduced Turkcell TV+ with an enhanced multiscreen “personal” user experience and rich content library.

Turkcell TV+ enables users to watch over 40 live channels, including premium sports TV channels (live Lig TV), combining the experience on their cell phones, tablets and now computers. Turkcell TV+ also introduced an on-demand content library, which includes a large selection of movies, popular TV series and programs. Turkcell TV+ subscribers also enjoy social connectivity, sharing, personalization and content discovery in real time with Facebook and Twitter integration.

Turkcell Mobile Financial Services

Turkcell’s Mobile Financial Services is growing rapidly. Two new services, Turkcell Cep-T Para (Turkcell Mobile Money) and Turkcell Cep-T Cüzdan (Turkcell Mobile Wallet), have been introduced in addition to Turkcell Mobil Ödeme (Turkcell Mobile Payment).

Turkcell Mobil Ödeme is an alternative way to make purchases. It is an easy and secure payment method provided only via SMS approval request. The purchase amount, within the limits allowed, is billed to a mobile phone account or deducted from prepaid credit. 2.5 million Turkcell subscribers have used the Mobil Ödeme service to date.

Turkcell Cep-T Cüzdan, Turkcell’s mobile wallet service based on NFC technology, aims to bring a physical wallet to the mobile world. Cep-T Cüzdan offers consumers added value by providing functionalities beyond payment, from loyalty and ticketing to ID applications and physical access. Turkcell was one of the first mobile network operators to launch NFC services commercially on several handsets, including Turkcell T11 and T20, among the first available NFC SWP-compliant handsets running on the Android platform. The multi-application support of Cep-T Cüzdan allows users to select a preferred payment card from available cards. Last transaction details, loyalty points collected and location-based offers can be accessed and conveniently used through a unique user interface. Currently, three bank applications, Yapi Kredi, Garanti Bank and Akbank, and road toll payment applications in collaboration with Bank Asya, have taken place in Cep-T Cüzdan.

The Turkcell Cep-T Cüzdan solution is recognized to be unique in many ways:

•

Turkcell became the first mobile operator in the world presenting an NFC-based Mobile Wallet solution, supporting multi-bank applications utilizing a MasterCard paypass solution. With its leading technical infrastructure, Turkcell succeeded in creating and managing secure domains inside the SIM.

•

As a successor to Turkcell’s first own branded handset called T10, Turkcell T11 and T20 were produced as SIM-based NFC-enabled. The T20 will be a key factor for the proliferation of NFC services in the Turkish market. The T20 is also one of the first Android UICC-based SWP handsets that has been granted a waiver by MasterCard.

•

Apart from Turkcell’s own branded handsets, Turkcell has also worked with other manufacturers to increase NFC penetration. As a result of this, the world’s first commercial NFC-based mobile wallet launch with a BlackBerry Bold 9900 was done with RIM.

•	Turkcell’s TSM (Trusted Service Manager) is the first “Operator TSM” in Europe certified by MasterCard.

•	Turkcell also launched Europe’s first commercial NFC solution for iPhone, TurkcelliCarte, in cooperation with Visa Europe.

•

Turkcell Cep-T Cüzdan is also used as a case-study by GSMA Pay-Buy-Mobile Group for operators who plan to launch their NFC Services. Cep-T Cüzdan is a finalist in the Mobile Money Innovation on Global Mobile Awards 2012.

•	Turkcell Cep-T Cüzdan was awarded “Best Mobile Transaction (NFC)” Solution in SIMagine 2011.

Turkcell Cep-T Para service was launched in June 2011 and is an open platform to all banks. The platform matches mobile phone numbers with a card number and enables financial transactions such as money transfers and GSM top-ups via mobile phone. Customers can register with their credit or debit card as well as with their prepaid card. Turkcell also launched a prepaid card “Cep-T ParaCard” with the MasterCard logo issued by Garanti Bank. Turkcell customers can purchase the Cep-T ParaCard and subscribe to the Turkcell Cep-T Para service from any Turkcell Communication Center (TIMs) and top-up money to the card via Garanti POS machines at TIMs, or from any Garanti ATM. Customers can use their cards for payments worldwide wherever MasterCard is accepted. Turkcell Cep-T Para is a SIM-based secure service that can be used with any handset. Turkcell Cep-T Para subscribers can use this service to transfer money to any operator’s mobile subscribers. Recipients can withdraw their money instantly from Garanti ATMs by simply using a secure code sent to them, without a debit card. Subscribers can also use the service to top-up their GSM prepaid line. More than 200,000 cards were registered to the service in 2011.

Internet Ventures

Bavul.com is an Internet-based flight ticket search site. Users can search all airline companies’ tickets on bavul.com. They can search or filter tickets, book or purchase them via bavul.com. Users can see all flight ticket alternatives on the same page.

If users cannot find a good deal on bavul.com, they can use the Price Alert tool. The Price Alert tool aims at finding the best tickets. Also, bavul.com has unique content about lots of cities. Bavul.com users are always informed with SMS service about the weather, local time and exchange rates of their arrival destinations. Users can easily find all the information they need about a specific city, such as must-see places, where to shop, and where to visit.

At the same time, bavul.com presents some special offers to Turkcell subscribers. For example, discounts or a credit card bonus are available.

Okul.com.tr is an online educational platform for teachers, parents and students enabling them to exchange information and further enhance communication by providing social features as well as enriched educational content. Moreover, Okul aims to become a continuous learning platform for adults.

Gezenzi is a social microblogging service, where users can share their status, reviews and photos. Users can also explore reviews about POIs, messages and photos around them.

Turkcell Dergilik is a free Turkcell application that enables you to read current and past issues of Turkish magazines, choosing from among a wide variety of publications.

External Innovation & Entrepreneurship

We believe utilization of both internal and external innovation is one of the major drivers for growth. In addition to our strong partner ecosystem built in 2002, we are now more tapped into the entrepreneurial community, in order to develop new products and services and build new partnerships with startup companies. We have confidence in the creativity and agility of technopreneurs to build new experiences for our different customer segments. We have been investing in the local entrepreneurial community, partnering with key stakeholders of this ecosystem, not only entrepreneurs but angel investors, institutional venture capitalists, universities, business incubation centers and non-governmental organizations, as well as public institutions and authorities. In parallel to our local partnerships, we are building an international innovation network with key regional innovation hubs in the U.S., Europe and the Far East, to make sure we are connected to innovation centers and talent pools. We are now one of the main local stakeholders for Endeavor, MIT Enterprise Forum and the U.S. State Department lead Global Entrepreneurship Program (GEP). Turkcell has been differentiating itself from competitors with its sustainable focus on innovation and entrepreneurship through its continuous support of entrepreneurship-related initiatives such as business plan competitions, forums and events like the Global Entrepreneurship Weekend, university roadshows and many others.

One solid example of our startup focus is our investment in a successful startup called Fizy. Fizy is the most popular online music search engine in Turkey. The site enables users to search and stream from a very large music library, and save songs in their playlists. Fizy was also designated by Mashable Awards as the best music search engine in 2011.

Corporate Product Management

An important goal for Corporate Product Management is to provide corporate customers with a competitive advantage by providing non-core industrial solutions, thereby delivering a new category of revenue sets for customers. Spanning from frozen-food chains to farming, many types of solutions are available to streamline customer processes and provide operational efficiency, new revenue streaming channels and better consumer reach and experience.

Corporate Telco Services

Through the Turkcell Akilli Yetenekler (Turkcell Smart Enablers) infrastructure, Turkcell corporate customers are able to enrich their own services to their customers with Turkcell capabilities. By using Turkcell Akilli Yetenekler services, companies can deliver the right service to the right customers via the most appropriate channels.

Authentication Services

Mobile Signature enables customers to sign electronic documents and transactions with a legally accepted digital signature using GSM SIM cards. Mobile signature subscribers can easily verify their personal identity in a digital environment and complete transactions remotely, without the need for their physical presence. Mobile Signature was launched in February 2007. There are currently 65 application providers in the market, representing industries as diverse as banking, e-government, insurance, healthcare and e-commerce. The Banking Regulation and Supervision Agency (“BRSA”) enacted a decree in January 2010, which requires two-level authentication usage for online banking transactions and positively affected the number of Mobile Signature users.

One Time Password is widely used by corporate customers for two-level authentication controls on transactions. The platform allows corporate customers to send a password valid for one time only via SMS to consumers when providing authentication on transactions.

Location-Based Services

Corporate customers can monitor and manage their sales forces and fleets with Ekip Mobil. Ekip Mobil provides a management console that allows customers to view their field teams/vehicles on a map, define alarms for specific regions and create direct communication channels to the field. Ekip Mobil can be used on any mobile device. For companies, the investment costs are minimal.

Machine to Machine (“M2M”) Communications

Since 2009, Turkcell has been focused on its M2M business, whose principal markets in Turkey are car telematics, team tracking, fleet management, POS terminals, security alarms, smart metering and sales force automations applications.

MobilPOS enables corporate customers to make payment transactions where there is limited fixed-line access for POS terminals. MobilPOS is a SIM card integrated POS device working on the GSM network enhancing usage territory for POS terminals. Customers benefit from the advantage of completing their transactions “location free” as well as from a more enriched customer experience.

Turkcell also offers telemetry solutions for corporate customers. In partnership with specialized third parties, Turkcell telemetry solutions allow customers to remotely access and collect metering data without utilizing a field force. Some examples of where telemetry services may be used include alarm systems, gauge metering, reactive energy, transformer stations, pipeline metering controls, and meteorology stations, among others.

Other Services

International Roaming

Our coverage extends to many countries in Europe, Asia, Africa and North and South America. As of December 31, 2011, we have further enhanced our position as the leading mobile operator of international roaming services by expanding our partnership in 209 destinations throughout the world, pursuant to commercial roaming agreements with 680 operators.

Since July 2002, we have provided roaming services for prepaid subscribers of foreign mobile operators visiting Turkey. We were the first operator to provide such a service in Turkey. This service, called Passive Customized Applications for Mobile Network Enhanced Logic (“passive CAMEL”), can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2011, we offered prepaid roaming to the prepaid subscribers of 255 operators in 118 destinations.

Since October 2004, we have offered roaming services for Turkcell prepaid subscribers traveling abroad. This service, called Active Customized Applications for Mobile Network Enhanced Logic (“active CAMEL”), can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2011, we offered prepaid roaming to Turkcell prepaid subscribers through 315 operators in 139 destinations.

Since October 2002, we have offered GPRS roaming. As of December 31, 2011, we allowed our subscribers to access the Internet and reach their email accounts while traveling, through 494 GPRS roaming partners across 166 destinations.

In order to balance international SMS traffic, we began signing international SMS Interworking Agreements with other mobile operators in April 2002 and as of December 31, 2011, we had signed 153 International SMS Interworking Agreements. As of December 31, 2011, our subscribers can send SMS to more than 620 mobile operators located in 202 destinations, including North America and China.

Since December 2005, our subscribers have been able to send and receive MMS to and from subscribers of foreign operators. As of December 31, 2011, our subscribers were able to send MMS to 143 mobile operators in 76 destinations.

On July 30, 2009, we became the first operator to launch 3G Roaming services in many different locations around the world. As of December 31, 2011, our subscribers enjoyed high speed mobile Internet connections with 263 operators in 110 destinations.

We have entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan, Libya and Syria. These arrangements have been entered into in the ordinary course of business and on arm’s-length terms that we believe to be in line with industry standards. Under the roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totaled less than $5 million and our net expense for our subscribers roaming on the networks of operators on the listed countries was less than $1.4 million. In financial terms, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan, Libya and Syria are material.

Tariffs

Our charges for voice, messaging and data consist of monthly fees, usage prices, bundles and volume discount schemes and options under various tariff schemes. Our license agreement regulates our tariffs for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the ICTA sets the initial maximum tariffs in Turkish Lira and U.S. Dollars. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs. For the maximum tariffs established in Turkish Lira, the formula is: the Turkish Consumer Price Index announced by the Ministry of Industry and Trade for Turkey minus 3% of the Turkish Consumer Price Index announced by the Ministry of Industry and Trade. For the maximum tariffs established in U.S. Dollars, the same method is applied to the USA Consumer Price All Item Index Numbers.

Although the Concession Agreement includes a provision regarding the increase of the maximum tariffs, the ICTA has decreased the maximum tariff since 2007, which has negatively affected our tariff structure. The Company initiated lawsuits for the annulment of such decisions. Some of the lawsuits were rejected by the courts and we appealed these decisions. The other lawsuits are pending.

For more information on how our maximum and minimum price levels are established, see also “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

There are various voice tariffs based on the subscriber segment (postpaid or prepaid, corporate or individual).

Main Tariffs

We have segmented tariffs plans that target specific subscriber groups. In the postpaid segment, pay as you go tariffs offer on-net (Turkcell subscriber to Turkcell subscriber) usage advantages. The packages include minutes for on-net and fixed line calls, intra-company calls or all national directions. Packages are widely preferred by our customers. In the prepaid segment, the main tariffs offering advantageous prices that are based on a refill amount are “Super Tariff” and “Youth Tariff”. In addition, we provide fee-based optional minute packages/TRY cards for calls to PSTN(1), OMO(2) and for calls within a specific time period, such as weekends and nights.

The main tariffs listed below for postpaid and prepaid subscribers are as of March 15, 2012. Prices are given in TRY and include both 18% VAT and the 25% Special Communication Tax.

Consumer Tariffs and Loyalty Programs

	Postpaid (TRY)
	Bizbize	Tarife Saniye	Her Yöne Paketler	Kamu	Genç	Hepsi Bir Arada Paketler
Monthly Fee	9.9	6.9	25-95	29-45	29	29-149

Calls Out (per minute):
Turkcell to Turkcell	0.500 per 10 minutes	0.415	200-2000 free minutes included. Exceeding minutes charged at 0.415 per minute	600-1000 free minutes included. Exceeding minutes charged at 0.240-0.300 per minute	300 free minutes included. Exceeding minutes charged at 0.300 per minute	300-4000 free minutes included. Exceeding minutes charged at 0.415 per minute

Turkcell to PSTN(1)	0.415	0.415

Turkcell to OMO(2)	0.415	0.415

SMS				0-1000 free SMS included	3000 free SMS included.	300-4000 free SMS included

Internet					0-300MB free Internet included.	300MB-4GB free Internet included.

Other Benefits			Turkcell to Turkcell unlimited from 6 am to 6 pm free minutes & free 2 days a week included.		Turkcell to Turkcell unlimited from 9pm to 9am free minutes for 2 days a week included.	0-60 free International call minutes & 0-50 free roaming minutes at Europe Zone

SMS Per Message	0.415	0.415	0.415	0.415	0.415	0.415

(1)	PSTN: Public Switched Telephone Network (landline).
(2)	OMO: Other Mobile Operators.

Prices are given in Turkish Lira and include both 18% VAT and the 25% Special Communication Tax.

Prepaid TRY*
	Süper Tariff		Genç Tariff			Bizbize Tariff
Refill Amount**	Turkcell to Turkcell	Turkcell to PSTN/ Turkcell to OMO	Turkcell to Turkcell	Turkcell to PSTN	Turkcell to OMO	Turkcell to Turkcell/ Turkcell to PSTN/ Turkcell to OMO
50	0.50 per 10 min	0.50 per 10 min	0.50 per 15 min	0.415 per min	0.415 per min	0.415 per min
30	0.50 per 5 min	0.50 per 5 min
20	0.50 per 3 min	0.50 per 3 min
Less than 20***	0.415 per min	0.415 per min
SMS (Per message)	0.415	0.415	0.415			0.415

*	Prices are given in Turkish Lira and include both 18% VAT and the 25% Special Communication Tax.
**	Prices vary depending on the refill amount and apply for 30 days following the first day of refill, except for Genç Tariff. Genç Tariff prices apply 31, 12 and 7 days if refill 20 TL and above, 12 TL and 7 TL, respectively.
***	The charged for a less-than 20 TL refill or no-refill except for Genç Tariff. Genç Tariff prices for less than 7 TL refill is 0.415 per min

With our new tariff scheme, introduced in the first quarter of 2012, we have all-inclusive and flat packages at different price levels and we offer yearly discounted and fixed priced versions of our postpaid price plans to acquire new customers and to retain our current customer base.

In addition, we also have loyalty subscriber programs.

Through our new consumer approach, we group our customers by segments after taking into consideration their occupation and, with regards to the youth segment, their age.

Youth segment management, including the loyalty program called “gnctrkcll” ensures customer retention by presenting campaigns and advantages that fit youngsters’ trends of life. Gnctrkcll aims to reinforce Turkcell brand recognition as a young, dynamic, popular and intimate brand.

In addition to the youth segment, we focus on “new segments” (such as farmers and housewives) with differentiated GSM and non-GSM offers, as well as campaigns and co-branded activities with selected companies from other sectors to create added values to targeted segments. All loyalty schemes are designed in line with the targeted segments’ lifestyles, needs, priorities, and expectations since new segments aim to increase the loyalty of current Turkcell customers, as well as to attract new customers.

Turkcell Platinum, a premium loyalty and customer experience management program which offers special GSM, and non-GSM/third-party advantages to individual customers in order to ensure behavioral and emotional brand loyalty, via a seamless series of positive brand experience in all customer touch points.

For our postpaid business, we have periodical free minutes programs (campaigns) with which the customers gain different amounts of free usage.

For our prepaid business, we offer prepaid customers monthly fee-based packages that includes SMS and voice advantages. We promote such packages to increase retention of the prepaid subscribers and the revenue generated from them.

Customer Data and Terminal offers

We have different offers in which minutes, SMS and data services can be bundled with handsets, which could lead to the use of 3G services and mobile Internet. We also have many mobile Internet offers based on different customer needs, such as:

Data bundled terminal offers: Different terminal models can be bundled with data packages which customers prefer.

Tariff bundled terminal offers: Different terminal models can be bundled with Turkcell’s tariffs on contracted deals.

Short-term contracted VINN offers: 3-month VINN campaign for subscribers who are not looking for a long-term contract (3 months for 39TL with a 4GB data package).

Segmented offers: KamuVINN and Genc VINN including 4GB for 29 TL with a 12-months contract. VINN Modem is given for free (including tax).

Single VINN campaign: without a contract, VINN Modem including 4GB data for 99 TL (including tax).

Need-based VINN offers: Daily pack and 3-month packs launched based on Prepaid VINN customers’ need.

Internet from mobile offers: A monthly Facebook pack for 3 TL (including tax), 3/6-month discount campaigns for monthly 100 MB, 250MB, 1GB packs (with prices of 5TL, 7TL, 19TL, respectively).

Corporate Tariffs and Loyalty Programs

Postpaid
	IsteTarife	Şirketiçi	Paketcell
Monthly Fee	6.75 TL	15-20 TL	42-119 TL

Calls Out (per minute):
MVPN (Company Network)	—	6000 free minutes	1500-5000 free minutes

Turkcell to Turkcell	0.415 TL	0.415 TL	500-5000 free mins included. Exceeding minutes charged at 0.415 per minute

Turkcell to PSTN(1)	0.415 TL	0.415 TL	300-3000 free mins included. Exceeding minutes charged at 0.415 per minute

Turkcell to OMO(2)	0.415 TL	0.415 TL	300-3000 free mins included. Exceeding minutes charged at 0.415 per minute

SMS Per Message	0.415 TL	0.415 TL	0.415 TL

(1)	PSTN: Public Switched Telephone Network (landline).
(2)	OMO: Other Mobile Operators.

Prices are given in Turkish Lira and include both 18% VAT and 25% Special Communication Tax.

IsteTarife is a standard Turkcell tariff. Şirketiçi and Paketcell include special packages at discounted prices.

We offer different package combinations to our corporate customers to meet their communication needs. These packages include company, on-net and/or flat voice offers. We also offer bundled versions of these packages including data and flat SMS.

For small and micro businesses, we have dedicated voice and non-voice offers and provide different benefits for craftsmen, sole traders and professionals such as doctors and lawyers. Meslek Tarifesi (Occupation Tariff), Profesyonel Tarife (Professional Tariff) and Kendi İşim Paketi (Sole Trader Packages) are the main tariffs offered to these customers.

We also address and provide solutions to our corporate customers’ different telco needs with the Total Telecom Solutions Provider (TTSP) approach. We collaborate with our subsidiary, Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), to serve TTSP products like data center, cloud, VOIP, MPLS/VPN, mobile and fixed bundle offers etc. to our customers from one source.

We launched our B2B (business to business) loyalty program, IsteKazan, in March 2010, for Turkcell corporate customers. IsteKazan is the first loyalty program focused on the B2B segment where we worked with more than 40 different brands around the country.

The main focus of IsteKazan is to offer advantages to our corporate customers and provide them with cost advantages on their non-GSM costs. Depending on the customer preferences and requirements, the most appropriate solution package is designed, such as discount bundles, cost level alternatives, etc. With this program, Turkcell corporate customers get discounts in several areas such as market, gas, transportation, technology, car rentals, dry cleaning services, etc.

Roaming Tariffs

Turkcell intends to provide advantageous price schemes to its customers when they are abroad. With a customer-oriented point of view, Turkcell offers a flat fee for roaming usage, dividing the world into zones, known as the “Turkcell World Tariff”. Whenever our subscribers go abroad, regardless of their domestic tariff, they are subject to the Turkcell World Tariff for their roaming usage. Additionally, Turkcell enables its customers to connect to loved ones with advantageous voice, Internet and SMS packages and campaigns.

Based on Turkcell’s roaming agreements, Turkcell hosts the subscribers of foreign operators on its network. When a subscriber of a foreign operator makes a call using Turkcell’s network, that subscriber’s operator pays us our inter-operator tariff (“IOT”) for the specific call type. IOT is a wholesale tariff applied between mobile operators having roaming agreements.

Churn

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers who do not reload TRY for a period of 270 days are disconnected (this was changed in 2010 from 210 days).

The ICTA has announced that when prepaid subscribers load or receive at least TRY 10, the subscription should be renewed for nine months. The board resolution has been in effect since October 1, 2010. As a result of this decision, the life cycle of prepaid customers has been lengthened; however, our churn rate was not impacted in 2010. We observed a onetime impact as a decrease in churn in the second quarter of 2011 and for the full year of 2011. The current business practice of Turkcell for prepaid subscribers is to renew the subscription for nine months for each refill and credit transfers over TRY 10. For more information, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

For the year ended December 31, 2011, our annual churn rate was 27.9%. We have what we believe to be an adequate allowance for doubtful receivables in our consolidated financial statements for nonpayments and disconnections amounting to $327.4 million and $376.8 million as of December 31, 2011 and 2010, respectively. Despite the intense competition in the market, we managed to decrease the churn rate 6 percentage points with effective retention and churn campaigns. Even after adjusting for the life cycle effect, our churn rate in 2011 was lower than in 2010.

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

Mobile Network

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

Our mobile communications network is designed to provide high-quality coverage to the majority of the population of Turkey throughout the areas in which they live, work and travel. As of December 31, 2011, Turkcell covered 88.30% of all of Turkey and 99.13% of Turkey’s population, including 100% of cities with a population of 1,000 or more. Coverage also includes a substantial part of the Mediterranean and Aegean coastline and during 2011, we enhanced coverage in low populated areas (populations of less than 1,000 people) as well. We have significantly exceeded the minimum coverage requirements of our license.

We have also expanded our mobile communications network to add capacity to existing service areas and to offer service to new areas, including the improvement of existing urban, suburban and intercity road coverage. During 2012, we plan to further expand our coverage in settlements with a population of 500 or more, intercity roads and railways, in addition to further enhancing coverage and capacity in populated areas.

We commercially launched 3G simultaneously in 81 province centers and major cities in Turkey in July 2009. As of December 31, 2011, we had reached 88% population coverage (based on 3GPP TS 25,101 specifications for outdoor coverage). As of December 2011, we believe that Turkcell is ahead of meeting 3G license coverage requirements* (regarding 3GPP TS 25,101 specifications for outdoor coverage). With the advantage of higher quality communications provided by the widest spectrum in 3G, Turkcell will continue to offer seamless communications services to its customers with by far the most extensive coverage amongst its peers.

Quality of Service

The ICTA published a “Regulation On Quality of Service in the Electronic Communication Sector” on September 12, 2010, to be effective as of December 31, 2011 (see “—Regulation of the Turkish Telecommunications Industry” for further details). Turkcell Network is currently above the standards set by the statement. As usual, “Call Drop” was one of the major Quality of Service figures that we focused on during 2011.

Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during the most congested hour of network traffic during the relevant time period to the traffic intensity in that congested hour. Using such industry standard for dropped calls, our dropped call rate for our 2G network has further decreased to far below 1%.

Turkcell also provides high quality services through its 3G network. In a short time, we have succeeded in reducing the 3G dropped call rate to the same level as the 2G network. The rate of service quality is being enhanced all the time due to investments in our 2G and 3G network to improve the quality and capacity of the network. In addition, we believe that we will keep all our KPI’s above the standards for the entire duration of 2012.

*	As of December 2011, ICTA has not issued any statement specifying 3G coverage requirements.

Network Evolution

Access Network

In 2011, we continued to develop and improve the quality and capacity of our network. In urban areas, we increased coverage and capacity by placing network infrastructure in commercial sites such as shopping malls, business complexes and entertainment centers. We began using Pico BTS solutions to further enhance our coverage at some places where signal penetration problems may exist due to thick concrete walls, coated glass windows, basement floors etc. We achieved the highest coverage density in major urban areas, especially in Istanbul, Ankara and Izmir.

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

We have achieved a speed of 42.2 Mbps in 3G through dual carrier technology across the whole country. We have also implemented EDGE technology in our entire network, as EDGE is a complementary technology to UMTS. EDGE is an evolution of the GSM technology which allows consumers to use cellular handsets, PC cards and other wireless devices at faster data rates up to 300 Kbps, three times the data capacity of GSM/GPRS. We have also successfully tested EDGE Evolution technology in our network, consisting of downlink dual carrier feature, where the data rates reaches up to 600 Kbps. Actual data rates vary depending on the access network load at the connection time and the terminal device features used by the customer. Today, all of our base stations are supporting EDGE technology. To enhance our 2G network capacity where congestion is a possibility, we intend to construct additional network sub-infrastructure, or implement technological advances that will permit bandwidths to be used more efficiently.

Transmission Network

Turkcell is one of the first operators in Turkey to start deploying IP Technologies throughout its network. As a result, we not only expanded and modernized our network and All-IP mobile backhaul network ( > 10,000 sites), but also started migrating legacy GSM sites to IP through the deployment of Abis over IP Technologies. Thus, we currently have an IP Mobile Backahul that provides resiliency, ease of operation and operational expense advantages of IP/MPLS. In addition to this, we have also invested into topology redundancy projects for better service availability. Backhaul bandwidth capacity increased for hot spot cell sites for 42 Mbps dual-carrier applications and Microwave R/L network modernization for Native Ethernet and Adaptive Modulation support to increase availability and reduce outages due to severe rain conditions. Usage of Fiber connectivity is increasing mainly at High Capacity RAN aggregation points. Application of xDSL technologies and solutions are also preferred for small cell sites that are not suitable for microwave access.

Core Network

The whole Turkcell Core Network is currently composed of new layered structure Next Generation Network (“NGN”) nodes. In 2011, due to the steep increase in data usage, the GPRS/EDGE and HSPA/HSPA+ (High Speed Packet Access) capacity was increased nearly 100%. In addition, SGSN/GGSN equipment came into service in five additional Operation and Maintenance Centers (OMCs). The aim is to save operational expenses and to set up more redundant data infrastructure. In addition, we continued to increase voice capacity to some extent. MSC-S in Pool (MIP) which is one of the biggest benefits of NGNs was completed for most of the main OMC regions. By using MIP structure, we get (i) full redundant MSC-Ss, (ii) redundant physical interfaces to MGWs, (iii) CAPEX efficiency, and (iv) improvement in radio network KPIs.

Services and Platforms

We have an intelligent network and other service platforms enabling our services and we also provide secure and controlled access to the network for the content and service providers to provide messaging and data services. This infrastructure is being improved to open up more capabilities on the network for the application and content providers. New infrastructure also contains a portal where subscribers buy services, receive promotions and enroll for campaigns easily.

Network Operations

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

Site Leasing

Once a new coverage area has been identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites. In urban areas, typical sites are building faces and rooftops. In rural areas, masts and towers are usually constructed. Our technical staff also identifies the best means of connecting the base station to the network. Once a preferred site has been identified and the exact equipment configuration for that site determined, we begin the process of site leasing and obtaining necessary regulatory permits. Construction of the masts or towers that we require in rural areas is performed by Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), a company 100% indirectly owned by us. We lease antenna space and provide maintenance and management services from Global Tower at such towers.

Business Continuity Management (“BCM”)

In 2000, we launched our Business Continuity Plan (“BCP”) that encompassed Technical Operations and made Ankara Plaza as the Business Recovery Center. In 2004, the BCP was widened to cover all of Turkcell’s business functions and renamed BCM. Its implementation was completed in 2005 and BCM was adopted as a full-time function.

The effectiveness of the BCM plans is practiced with scenarios that include mission critical processes, services, and building evacuations. In 2011, 35 practices were executed and nearly 3,800 people were involved in the practices.

Evaluating scenarios that may affect our operations, the purpose of BCM is to prevent or overcome these situations; to develop continuity and crisis scenarios; to make sure business continuity planning continues and all key function staff are trained; and to raise awareness and understanding of business continuity.

To this end, we established a Crisis Management Team, a Business Continuity Team and several Emergency Response Teams. The Crisis Management Team is comprised of senior management who are responsible for managing all facets of the potential crisis. The Business Continuity Team and Emergency Response Teams are located at the Business Recovery Centers in Ankara and Istanbul as well as in several other locations throughout Turkey, including Izmir and Adana. If needed, these regions are ready to aid and assist various teams at 17 other regions. In the event that Turkcell’s operations are interrupted, in accordance with the area in which the crisis offers, a chain alert call convenes the teams.

Turkcell’s BCM will be able to cover the majority of Turkcell’s operations through potential environmental events and natural disasters.

Sales and Marketing

We design our sales and marketing strategy around subscriber needs and expectations. We try to ensure the loyalty of our subscribers by providing offers, campaigns and our advanced Service Delivery Platforms.

Our nationwide distribution channel is an important asset that helps us differentiate ourselves from our competitors and achieve our sales targets. Our strong and extensive distribution network consists of distributors, Turkcell Distribution Centers (“TDC”), Corporate Solution Centers, non-exclusive dealers, Turkcell Communication Centers (“TIMs”), Turkcell Stores and Consumer Electronic Chains, as well as points of sale for prepaid airtime, including ATMs, POS, web, call centers, supermarkets and kiosks.

In Turkey, independent handset dealers serve as the primary point of mobile service sales. Subscribers generally must purchase a mobile phone from a dealer to activate services. We sell Simcards and starter packs to distributors, which are delivered to dealers and sales points. In addition, distributors purchase handsets directly from mobile phone importers and distribute them to dealers. Airtime scratch cards for Hazir Kart are sold through our exclusive and non-exclusive dealer networks, supermarket chains, gas stations, digital channels and other distribution points. Muhabbet Kart’s “Chat Card” branded scratch cards are sold through newspaper kiosks and dealers located throughout Turkey. Muhabbet Kart is only sold by A-Tel, a 50-50 joint venture between SDIF and Turkcell. On January 31, 2012, we notified SDIF that the service provider agreement between us and A-Tel will be annulled effective from August 1, 2012.

Prior to April 2010, 16K, 32K, 64K and 128K (128K cards were only used for spare Simcards) Simcards were in circulation in the market. Starting from April 2011, 256K Simcards with NFC were introduced. These cards are important in increasing the penetration of NFC-enabled mobile services.

Prior to April 2010, 64K and 128K Simcard starter packs were sold with inclusive 20 and 100 counters. Starting from April 2010, started packs include a Simcard with airtime of 5 TRY or 20 TRY.

Turkcell Sales Efforts

We sell postpaid and prepaid services to subscribers through our distribution network, which is composed of distributors, TIMs, TDCs, Turkcell Stores, Consumer Electronic Chains, Corporate Solution Centers and exclusive and non-exclusive dealers. The number of exclusive and non-exclusive dealers totaled approximately 17,000 sales points as of December 31, 2011. We also sell scratch cards and digital prepaid airtime through consumer electronic chains, newspaper kiosks, supermarkets, gas stations, digital channels and ATMs.

Our Exclusive Retail Network consists of powerful retail dealers with good locations, modern designs and superior after-sales service. TIMs lead the market with user friendly atmosphere, new products and services and dedicated employees. In 2009, TIMs were relaunched with the motto “We aim to ease your life with technology” in order to enhance our customer service oriented image under the “TIM” brand. In addition, the three flagship Turkcell Stores—fully operated by Turkcell—continue to enhance Turkcell’s brand image in the retail world by providing what we believe is the best customer experience and introducing top of the line new products and services to our customers.

Our Non-Exclusive dealer network provides us with a high penetration of Turkcell products and services in Turkey. TDCs are aimed at enhancing our distribution effectiveness in the non-exclusive channel and ensure the timely and efficient distribution of Turkcell products and merchandising materials. They also facilitate the Turkcell brand and offer awareness in this competitive channel.

In total, we have more than 95,000 sales points for prepaid airtime including digital channels, ATMs, POSs, kiosks, Call Centers, Internet, WAP, retail chains, SMS, Digital TV and USSD. Since 2008, we have also offered digital counter sales capabilities over POS machines in the traditional sales channel.

All dealers are paid compensation based on the number of new subscribers they sign up and the level of such subscribers’ usage, as well as additional incentives based on their performance.

Sales Management develops strong relationships with and promotes brand loyalty among dealers through a variety of support and incentive programs. Training programs aim to educate dealers’ personnel on the technical aspects of our products and services, as well as sales techniques to increase sales and enhance customer relations. The technological development projects commenced in 2007, and coupled with merchandising services, point-of-purchase (“POP”) materials and channel specific campaigns, help to support the sales efforts in all of our sales channels.

We address strategic enterprises, large enterprises and medium businesses through three channels, which are account managers and small businesses with indirect sales channels, corporate focused dealer organizations and through Telesales operations. With the objective of working closely with more customers and improving effectiveness and efficiency, we increased the number of directly managed corporate customers. The main aim of this activity is to provide mobile services to large and medium enterprises and SMBs in order to meet their communication requirements and also to support these solutions with retention and acquisition programs and tariffs. We work closely with solution partners and application providers to integrate mobility into companies’ operations through tailor-made total solutions packages.

Advertising

We have worked continuously to bring the innovations in the mobile communications world to Turkey. Since our inception, we believe we have improved the lives of our subscribers with time saving solutions and by providing products and services that ease and enrich their lives.

Our goal is to become the strongest brand in Turkey. As one of Turkey’s most beloved brands and leading mobile operator, we are helping our customers to share anything anywhere anytime by providing them innovative technology solutions. In 2011, we tailored our communications strategy to the concept of “Life is beautiful when shared”. The “Life is beautiful when shared” concept is reinforced by our value offers: superior technologies, more advantages, outstanding and extensive service quality, and being a leader in social responsibility. With our renewed vision, we lend our power to our customers by enabling them to be more connected to life with simple communications solutions ready at their fingertips.

In 2011, we launched our new logo. We evaluated our current brand architecture, naming strategy and brand expression in order to create a more powerful Turkcell brand. All sub-brands renewed to support one Turkcell brand. We increased the brand equity of all of our products. Turkcell group companies’ branding principles were also reviewed in order to a build a clearer link with Turkcell and to create a more powerful, unified Turkcell brand. In 2012, we will continue to support Turkcell Group companies for brand and communication issues.

In 2011, Turkcell brand communications started to be coordinated in a more harmonic and synergetic way to strengthen our power in communications and to deliver more consistent messages through all media. In order to ensure that each of our messages effectively reach its targeted customer segment, we advertised extensively through traditional and alternative media such as television, outdoor events, cinema, radio, digital and social media, and print. We aim to communicate “360°” with our customers. In 2012, our goal is to have the highest level of brand awareness among our competitors, as we did in 2010 and 2011.

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

We mainly work with two companies, Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”) and Hobim Bilgi Islem Hizmetleri A.S. (“Hobim”). Hobim handles the printing of invoices and archives subscription documents for us. Turkcell Global Bilgi offers 24 hours-a-day, 7 days-a-week contact center services at several sites and manages more than 250 million contracts annually. Turkcell’s customer service strategies for contact centers are implemented by Turkcell Global Bilgi and we make sure that customer services and customer satisfaction programs, which are also provided by Turkcell Global Bilgi, are executed in line with Turkcell’s strategies. Turkcell Global Bilgi’s success has been verified by a number of domestic and international awards. Among these were the 2011 Top Ranking Performance of ContactCenterWorld.com “The Best Contact Center” both in the world and the EMEA region; “Employer of the Year” at the European Business Awards 2011; “Large Contact Center of the Year” highly commended at the European Call Center Awards 2011, due to an expanding business volume announced on the list provided by Bilisim 500 Research in 2010.

We also offer services at face to face channels. Our centers are established all around Turkey in order to meet our customers’ technological needs and demands.

For corporate customers, account managers are assigned for exclusive service. An account manager is the single point of contact and provides proper solutions in response to customer needs.

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

While continued improvement of our current operations is a key priority, we may further expand and increase our presence in key emerging markets in the region, such as the C.I.S. region, Eastern Europe, the Middle East, Africa and the Balkans. Accordingly, we made investments in Ukraine in 2004 and in Belarus in 2008. Through such investments, we intend not only to transfer our technological know-how and marketing expertise, but also to maximize economies of scale and group synergy. As global competition increases in the telecommunications industry, companies need to evaluate opportunities for “intelligent expansion” within their geographic region to ensure development of new business lines and create synergies with existing ones.

In line with our business strategy, we have signed a wholesale traffic purchase agreement to provide voice and data services in Germany targeting the local Turkish population and other mobile users with close ties to

Turkey. Our subsidiary in Germany, operating under a MVNO (Mobile Virtual Network Operator) business model, has launched its services on a nationwide basis in March 2011 under the Turkcell Europe brand. Through similar cooperative business models, we intend to carry the Turkcell Europe brand to other Western European countries in which a sizeable Turkish community resides.

Our international endeavors will continue in 2012. In parallel to our continuous efforts in strengthening our businesses in Ukraine, Belarus and Germany, we will continue to selectively seek and evaluate new international investment opportunities in strategic emerging markets. These investment opportunities can be implemented through the purchase of new licenses and the acquisition of existing companies, as well as through alternative business models such as management contracts or MVNO-type partnerships, both in our main and adjacent communication and technology business areas.

Ukraine—Life:)

We acquired our interest in our subsidiary Astelit on April 2, 2004, by purchasing the entire share capital of Astelit’s parent, CJSC Digital Cellular Communications (“DCC”), from its shareholders. Astelit, 99% owned by DCC, held a nationwide GSM1800 license. On April 4, 2006, Astelit announced a merger of DCC and Astelit, which was completed on August 1, 2006. Our interest in Astelit is held through our wholly-owned subsidiary, Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Uluslararasi”), which holds 55.0% of Euroasia Telecommunications Holdings B.V. (“Euroasia”), which is the 100% owner of Astelit.

Astelit began its operations in the Ukrainian market in February 2005 with its new brand “life:)”. As of December 31, 2011, Astelit had 9.7 million subscribers, a 7% annual increase from 9.1 million subscribers as of December 31, 2010. The majority of subscribers are prepaid subscribers as of December 31, 2011. During the third quarter of 2010, the definition of active subscriber was modified to churn out any subscriber whose only activity was the receipt of bulk SMSs or call forwarding.

The life:) brand has become one of the best in the country and reached 99% recognition in the market due to its strong differentiation from existing mobile brands and focus on innovation, transparency and youthful spirit. The company has been known in the market as one of the most dynamic and innovative ever since life:) was the first to introduce a number of new technologies and products that had previously been unavailable to Ukrainian subscribers. The company is highly targeted to keep its innovation leadership in marketing and sales. In 2011, Astelit adopted its new regional strategy, which divides the country into three major regions and focuses on each region with tailored marketing and sales activities. As a result, Astelit expands and improves its sales network to bring its products and services to the most remote parts of the country. By the end of 2011, Astelit had 34,443 non-exclusive sales points throughout Ukraine, 433 life:) exclusive sales points and customer service centers operating in 216 cities in the country. As of December 2011, Astelit provided roaming opportunities in 181 countries via 561 roaming partners.

As of December 31, 2011, Astelit operated in 100% of the cities of Ukraine with a population of more than 10,000 inhabitants and more than 29,598 settlements, and all principal inter city highways and roads, which corresponds to coverage of approximately 97.8% of the whole population of Ukraine or 91.9% geographical coverage with more than 9,482 base stations. Cumulative capital expenditure for the development of Astelit’s coverage amounted to $1,356.9 million as of December 31, 2011. In 2012, Astelit will continue investing to increase capacity of its network.

Astelit is strongly dedicated to further developing innovations in the market and to apply for a 3G license when one becomes available (no timetable has been announced). Currently, there is only one 3G license that has been granted in Ukraine. This license has been granted, without tender, to the state-owned company, Ukrtelecom, which was privatized in 2011.

The Ukrainian telecommunications market is regulated by the National Commission on Communications Regulation & Informatisation (“NCCRI”), which is controlled by the President of Ukraine. In accordance with the NCCRI Regulation Plan for 2012, the technical specifications for MNP call routing model and the Regulations on MNP customer’s service standards are scheduled for adoption by NCCRI in the fourth quarter of 2012.

On June 25, 2007, Astelit together with Financell B.V. (“Financell”), a financing company which is a 100% subsidiary of Turkcell) and Turkcell entered into $390 million syndicated financing arrangement (replacing a prior financing arrangement under which Astelit was in default). Under this arrangement, Financell borrowed funds from a syndicate of banks and made a loan of the same amount to Astelit, and we guaranteed the principal amount of the loan to Astelit, any accrued and unpaid interest on the principal amount of the loan and interest, payment of costs, expenses and any other sums payable in connection with the loan by Financell to Astelit.

In addition to the senior syndicated facility, a long-term junior facility agreement for up to $150 million (including interest accruals amounting to $24 million) was also entered into with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank TAS Malta Branch in December 2005. According to the conditions of the facility agreement, interest costs will be added to the principal amount until total the principal amount reaches $150 million. This facility was fully utilized as of December 31, 2011. This junior facility is fully guaranteed by Turkcell.

In March 2007, Turkcell, through its subsidiary Turktell Uluslararasi, and SCM decided to contribute on a pro rata basis, an additional aggregate amount of $200 million to the capital stock of Euroasia. This contribution brought our effective interest in Euroasia to 55.04%. In 2008, Turkcell through its subsidiary Turktell Uluslararasi, and SCM contributed to the share capital of Euroasia an aggregate amount of $200 million in exchange for shares in the capital of Euroasia. In June and October 2009, Turkcell through its subsidiary Turktell Uluslararasi, and SCM contributed to the share capital of Euroasia an aggregate amount of $121 million in exchange for shares in the capital of Euroasia. Turktell Uluslararasi and SCM made the 2008 and 2009 contributions in proportion to their shareholding in Astelit at the time of each capital contribution.

On July 16, 2009, a new facility agreement with Financell was signed. The purpose of this agreement was to finance payments of goods and services delivered/rendered by Ericsson AB Sweden and its Ukrainian subsidiary. As of December 31, 2011, Astelit’s loan principal on this facility was $51.9 million.

As of February 1, 2012, Astelit had debt repayments due to Euroasia in the amount of $150 million and to Financell in the amount of $173 million. Since June 2011, Astelit has not met the payment obligations, which were waived until February 1, 2012. Since that date, our Board of Directors has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations to Euroasia and Financell totaling $323 million and defaulted on its loan agreements. As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $554 million (currently decreased to $402 million, following our $150 million guarantee payment) and waivers were obtained for the aforementioned loans before March 31, 2012. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited together with a guarantee and indemnity given by System Capital Management Limited. Financell has rights to commence enforcement of pledges and guarantee under certain conditions.

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150 million to finance Astelit, also defaulted on its loan on March 30, 2012. As a guarantor, we paid $150 million to related banks on April 6, 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by System Capital Management Limited has been established in favor of Turkcell. Upon payment of the guaranteed amount, Turkcell has the right to commence enforcement of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above) totaling $402 million and waivers are being sought for the aforementioned loans.

With respect to the amounts due to Financell, our Board of Directors decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be up to $410.7 million principle amount plus sum of interest, any other costs, expenses and fees that may accrue in connection with the credit line agreements. This guarantee includes the debt repayments of $173 million due under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due. Astelit’s debts are denominated in foreign currencies which expose Astelit to foreign exchange and convertibility risks.

Since the acquisition of Astelit in the second quarter of 2004, the results of our operations in Ukraine have been consolidated in our consolidated financial statements.

Belarusian Telecom

On July 29, 2008, Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”) signed a share purchase agreement to acquire an 80% stake in Belarusian Telecom, which is specialized in providing services using GSM and UMTS technologies, for consideration of $500 million. On August 26, 2008, control of Belarusian Telecom was acquired from Belarus’ State Committee on Property and $300 million of the total consideration was paid. An additional $100 million was paid in December 2009 and another $100 million was paid in December 2010. An additional payment of $100 million will be made to the seller when Belarusian Telecom records full-year positive net income for the first time.

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

At December 31, 2011, Belarusian Telecom had 1.8 million subscribers, the majority of whom were prepaid, and operated through 104 exclusive and 1,290 non-exclusive sales points. During the third quarter of 2010, the definition of active subscriber was modified to churn out those who had not refilled their account in more than six months.

At December 31, 2011, Belarusian Telecom operated 2G services in all, and 3G services in 81%, of the cities with a population of more than 10,000, and 2G services provided in 99.4% of all principal intercity highways and roads of Republic of Belarus (total length of all Belarus highways and roads is 15,086 km), which corresponds to coverage of approximately 99.5% of the entire population of Belarus, or 91.5% of the geographical coverage.

As of February 1, 2012, mobile number portability was launched with a donor initiated mechanism. Subscribers who want to port their numbers have to apply to their existing operator, which is in favor of the dominant market players.

Kibris Telekom

Kibris Mobile Telekomunikasyon Limited Sirketi, or Kuzey Kibris Turkcell (“Kibris Telekom”), a 100% owned subsidiary of Turkcell, was established in 1999. As of December 31, 2011, Kibris Telekom had 0.4 million subscribers.

On April 27, 2007, Kibris Telekom signed a license agreement for installation and operation of a digital, cellular and mobile telecommunication system with the Ministry of Communications and Public Works of the Turkish Republic of Northern Cyprus. The license agreement became effective on August 1, 2007 and replaced the previous GSM-Mobile Telephony System Agreement dated March 25, 1999, which was based on revenue-sharing terms. The new license agreement granted a GSM 900, GSM 1800 and IMT 2000/UMTS license, for GSM 900 and GSM 1800 frequencies, while the usage of IMT 2000/UMTS frequency bands is subject to the fulfillment of certain conditions. The license agreement is valid for 18 years from the date of signing.

The license fee was set at $30 million including VAT. The license fee was financed by Kibris Telekom through internal and external funds.

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

Financell

Financell is incorporated under the laws of the Netherlands and has its registered address in the Netherlands. It is established as an intermediate financing company that is wholly owned by Turkcell. Financell will borrow funds from third-party lenders with or without a Turkcell guarantee to fund other Turkcell subsidiaries.

Turkcell Europe

Turkcell Europe was founded by Turkcell in 2010. Headquartered in Cologne, Germany, Turkcell Europe commenced activity in March 2011.

Turkcell Europe offers Turkcell’s service quality both across Germany and Turkey not only to the people of Turkish origin living in Germany but also those who have close commercial contact with Turkey.

Besides providing advantageous offers to those who call Turkey from Germany, Turkcell Europe, which offers the advantages of using Turkcell also in Turkey, aims to provide its customers in Turkey and Germany with a unique user experience. Furthermore, Turkcell Europe subscribers can access the products and services offered exclusively to Turkcell users via T-Mobile (Deutsche Telekom AG), Germany’s premier mobile communications network operator.

With its extensive distribution network, Turkcell Europe offers services to its customers at nearly 1,000 locations spread across Germany. Having reached a membership base of over 200,000 subscribers during its first year of operation, Turkcell Europe is one of the fastest-growing Virtual Mobile Networks.

Other Domestic Operations

We continuously monitor new business opportunities which we believe have positive return potential and/or are critical for sustaining our competitive advantage in our core business.

Turkcell Global Bilgi

On October 1, 1999, we established Turkcell Global Bilgi in order to provide telemarketing, telesales, and call center services, particularly for us. In 2005, Turkcell Global Bilgi completed its transition from call center to contact center as Turkcell Global Bilgi started to manage customer contacts at every channel except face-to-face interaction. In November 2006, the face-to-face interaction channel was also transferred to Turkcell Global Bilgi. As of December 31, 2011, Turkcell Global Bilgi employed 5,952 employees, of which approximately 61% provide us with customer care and retention services, around 32% serve customers of other clients while the remainder work as administrative personnel. We own 100% of Turkcell Global Bilgi.

Turkcell Global Bilgi owns a 100% share of Global-Bilgi LLC since 2008, which operates in Ukraine and provides telemarketing, telesales and call center services; and owns a 99% share of Global-Bilgi FLLC since 2009 which operates in Belarus to provide call center services.

Inteltek

Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (“Inteltek”) operates fixed-odds betting and pool games on sports games. Currently, Turkcell holds 55% of Inteltek through its wholly owned subsidiary Turktell Bilisim Servisleri A.S. (“Turktell”), while Intralot, a Greek gaming company, holds 20% and Intralot Iberia Holding, a Spanish company, holds 25%.

Inteltek’s business is currently operated under a contract entered into on August 29, 2008 with Spor Toto Teskilati A.S. (“Spor Toto”). The current contract is based on specific Turkish legislation relating to gaming enacted in 2008 and was entered into following numerous legal challenges to prior contracts. Under the current contract, Inteltek runs the sport betting business, iddaa, for a period of 10 years, effective as of March 1, 2009 and superseding a prior agreement. Under this contract, Inteltek has guaranteed TRY 1,500 million (equivalent to $846 million as of April 1, 2012) turnover for the first year of the contract and has given similar guarantees for future years. The guaranteed turnover for the following years will be computed using producer price indices. Inteltek shall pay the guaranteed turnover difference (after deducting commission income) to Spor Toto if actual turnover is below guaranteed turnover. To date, actual turnover has exceeded that amount. In addition to the foregoing, Inteltek signed a mobile betting dealer agreement with Spor Toto on January 12, 2010, which gives it the right to operate 1,000 mobile terminals.

In the context of evaluating investment opportunities in neighboring countries, Inteltek received authorization from Azerbaijan Azeridmanservis Limited Company to organize, operate, manage and develop the fixed-odds and paramutual sports betting business in Azerbaijan. In this context, Azerinteltek QSC (“Azerinteltek”) was incorporated on January 19, 2010 in Azerbaijan and is 51% owned by Inteltek. According to the agreement concluded between Azerinteltek and Azerbaijan Azeridmanservis Limited Company on September 30, 2010, Azerinteltek received the authorization to organize, operate, manage and develop the fixed-odds and paramutual sports betting business in Azerbaijan for a period of 10 years. Azerinteltek started its operations, with the brand name “Topaz”, on January 18, 2011 and reached 245 agents as of December 31, 2011.

Inteltek is the domestic market leader and is ranked among the most prominent operators in the international gaming sector. Inteltek intends to continue to explore business opportunities both in Turkey and abroad based on its experience and dynamism.

Turkcell Superonline

Turkcell Superonline has a Long Distance Telephony Services (“LDTS”) right, which allows the company to provide long distance call origination and termination for consumers and corporations, as well as wholesale voice carrying services. It also has authorization to provide satellite communication services, infrastructure operating services, Internet services and wired broadcasting services. Currently, the company carries some of Turkcell’s international traffic, previously carried by Turk Telekom (the incumbent operator). Turkcell Superonline was created in 2009 through the merger of our subsidiary Tellcom with the Superonline business acquired from the Cukurova Group.

Established to be an innovative telecom service operator, Turkcell Superonline offers its international and national clients wholesale voice carrying, international lease data lines (for corporate clients) and Internet access service with international connectivity. Furthermore, Turkcell Superonline is in the retail broadband market, bringing fiber optics to residences. Turkcell Superonline provides fast communication technology with its own fiber optic infrastructure in Turkey and provides telecommunication solutions to individuals and corporations in the areas of voice, data and videos (triple play).

We believe that Turkcell Superonline differentiates itself through its steadfast commitment to the quality of after-sale services. Turkcell Superonline supplies corporations with industry-leading service level agreements utilizing its professional technical support personnel and highly qualified team of consultants. Turkcell Superonline has been awarded the ISO 9001:2000 Quality Management System Certificate. Turkcell Superonline aims to become one of the “leading innovative Telecommunications Operators” in Turkey and it intends to continue to seize opportunities in the Internet and telecommunications markets.

In December 2009, Turkcell Superonline won a tender worth EUR 20.9 million to lease the fiber optic infrastructure network of BOTAS, Turkey’s State-owned pipeline company, for 15 years. The project was completed in the first quarter of 2012.

In 2010, Turkcell Superonline, together with Etisalat (UAE), Mobily (Saudi Arabia), Jordan Telecom, Mada-Zain Consortium (Jordan), and Syria Telecommunications Establishment (Syria) signed an agreement that will initiate the Regional Cable Network (“RCN”) Project. Starting from Fujairah (United Arab Emirates) and passing through Riyadh (Saudi Arabia), Amman (Jordan), Tartous (Syria) and reaching Istanbul (Turkey), the RCN Project’s fiber optic cable line is expected to cover the entire Gulf region in the Middle East for the first time. Although we had planned for the project to be operating in 2012, current developments in Syria are hindering completion.

In addition, Turkcell Superonline founded, with six other leading service providers, the Turkish Network Alliance Platform (“TNAP”) to improve the quality and reduce the access time by carrying Internet traffic of Internet service providers through a fiber backbone that is a safe and back-up route of access established by the service providers. TNAP is expected to increase the speed, safety and quality of Internet traffic and improve the load of domestic Internet traffic in addition to supporting a better infrastructure for Internet service providers.

In 2011, Turkcell Superonline continued to invest in its transmission network by expanding the intercity and in-city fiber-optic backbone along with establishing new fiber-based access points at selected residential and industrial areas for end users and commercial account holders. As of December 31, 2011, Turkcell Superonline’s installed backbone was approximately 30,000 km long and its services reached 10 cities, including İstanbul, Ankara, İzmir, Bursa, Kocaeli, Adana, Gaziantep, Antalya, Mersin and Samsun in Turkey.

Turkcell Superonline has begun to provide 1000 Mbps service also to homes in May 2011 for the first time in Turkey in line with the Turkcell Group’s strategy to provide state-of-the-art technology for its customers with top quality service. Turkcell Superonline has rendered Turkey one of the first five countries in the world where a 1000 Mbps connection is provided to homes thanks to this service option.

On August 12, 2011, Turkcell Superonline signed a Share Purchase Agreement to acquire a 100% stake in Global Iletisim, which is specialized in providing Internet and telecommunications services. In November 2011, the control over Global Iletisim was acquired from Yildiz Holding AS for a consideration of $(0.5) million.

Turkey was named among the most successful countries in the “Strategies of Leading FTTx Operators” report published by IDATE, with Turkcell Superonline’s fiber Internet applications. IDATE underlines that Turkcell Superonline is an important player in the field of FTTH, one that has proven to be a leading player not only in Europe, but also worldwide. The report also states that “In the spring of 2011, Turkcell Superonline rolled out a new 1 Gbps access offer, making the operator one of the few in Europe to do so. Turkcell Superonline is in the process of positioning itself as one of the uncontested players in FTTH/B in Europe, and even, we believe, in the world.

Turkcell Superonline aims to continue to invest in and expand its own fiber optic network and further utilize the group synergy created with Turkcell. The Company intends to continue to take advantage of business opportunities within the broadband industry in 2012.

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

Having begun operations in 2007, Global Tower serves its customers with a portfolio of more than 5,000 existing tower sites. Global Tower, Turkey’s first and only tower infrastructure service provider company, began operations in Ukraine in 2009 under the name UkrTower.

Turkcell Teknoloji

Turkcell Technology, a wholly owned subsidiary of Turkcell, commenced operations in 2007 in the TUBITAK Marmara Research Center Technological Free Zone in Kocaeli, Turkey. Turkcell Technology’s growing team of experts develops a wide range of convenient and reliable solutions with innovative roadmaps. Through integrated intelligence and high performance capabilities, Turkcell Technology’s comprehensive portfolio addresses the following domains: SIM asset and services management, mobile marketing, roaming, terminal and terminal applications, value-added services, mobile Internet and mobile financial services.

To ensure a permanent competitive edge and value for its solutions, Turkcell Technology cooperates with a wide network of national and international R&D companies, universities and research centers and plays an active role in international R&D programs. With the goal of being Turkey’s leading R&D and innovation base, Turkcell Technology demonstrates the value it attaches to innovation with its increasing number of patents each year. Currently, Turkcell Technology holds more than 125 pending patents.

Equity Accounted Investments

Fintur

We hold a 41.45% stake in Fintur, which holds interests in international mobile communications operations. Below is a description of the businesses currently held by Fintur.

Azercell

Fintur indirectly owns 51.3% of Azercell Telekom B.M. (“Azercell”), which offers GSM services on both a prepaid and a postpaid basis in Azerbaijan. As of December 31, 2011, Azercell had approximately 4.2 million subscribers, of which approximately 0.2 million were postpaid and approximately 3.9 million were prepaid.

The agreement for the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell was signed in February 2008 and Azertel A.S., the parent company of Azercell, acquired the Republic of Azerbaijan’s entire stake. Azertel’s ownership in Azercell increased to 100%; however, Fintur’s effective ownership in Azercell remains at 51.3%. Azercell was granted a 3G license in the fourth quarter of 2011.

Geocell

At December 31, 2011, Fintur indirectly owned 100% of Geocell Ltd. (“Geocell”), which operates a GSM network and offers mobile telephony services in Georgia. As of December 31, 2011, Geocell had approximately 2.1 million subscribers, of which approximately 0.03 million were postpaid, approximately 0.3 million were paid-in-advance subscribers that had postpaid services but paid in advance and approximately 1.7 million were prepaid.

Kcell

Kcell is 51% owned by Fintur and the remaining 49% is owned by Kazakhtelecom JSC, the Kazakh incumbent fixed line telecom provider. TeliaSonera has signed an agreement with Kazakhtelecom to acquire 49% of the shares in GSM Kazakhstan LLP. The transaction was finalized during the first quarter of 2012. TeliaSonera has further agreed, subject to certain conditions, to sell 25% of the shares minus one share in KCell in an Initial Public Offering (“IPO”). The IPO is expected to be completed during 2012. Fintur Holdings B.V. is owned by TeliaSonera (58.55%) and Turkcell (41.45%). Once both steps of the transaction have been completed, TeliaSonera’s effective ownership in Kcell will be 61.74%. Kcell offers mobile telephony services in Kazakhstan and had approximately 10.8 million subscribers as of December 31, 2011, of which approximately 0.1 million were postpaid, approximately 1.4 million were paid in advance subscribers and approximately 9.3 million were prepaid.

Moldcell

At December 31, 2011, Fintur directly and indirectly owned 100% of Moldcell S.A. (“Moldcell”), which offers GSM services in Moldova. As of December 31, 2011, Moldcell had 1.1 million subscribers, of which approximately 0.1 million were postpaid, approximately 0.3 million were paid-in-advance subscribers and approximately 0.7 million were prepaid.

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

On January 31, 2012, we notified SDIF that the service provider agreement between us and A-Tel will be annulled effective from August 1, 2012.

Potential Investments

Our efforts to selectively seek and evaluate new investment opportunities continue. These opportunities may include the purchase of new licenses and the acquisition of existing companies as well as alternative business models such as management contracts or other forms of cooperation in markets outside Turkey in which we currently do not operate, focusing on communications, technology and adjacent and new business opportunities. Our international expansion strategy focuses on key emerging markets, mainly in Eastern Europe, the Middle East, Africa and the Balkans.

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

Furthermore, following the launch of Turkcell Europe in Germany, we will evaluate expanding into other Western European countries where there is a sizeable Turkish community through wholesale partnerships or alternative cooperative business models.

Regulation of the Turkish Telecommunications Industry

Overview

All telecommunications activity in Turkey is regulated by the ICTA. Electronic Communications Law nos. 5809 (the “Electronic Communications Law”), which came into force on November 10, 2008 and partially replaced Law no. 406 and 2813, is the principal law governing telecommunications activity in Turkey. The Electronic Communications Law was published to correspond to the rapidly evolving Turkish telecommunications industry, and new regulations are in the process of being published. The duties of the ICTA, which may be exercised in a manner that is adverse to our operations and our financial results, include those described below.

ICTA

The ICTA has the authority to grant licenses and set fees in the electronic telecommunications industry. The duties of the ICTA are specified in Article 6 of the Electronic Communications Law.

According to Article 8 of the Electronic Communications Law, electronic communications services are rendered and/or established (as in the case of an electronic communications network or infrastructure) and operated following the authorization made by the ICTA. Authorization is granted either through notification made in accordance with the principles and procedures determined by the ICTA, in cases where scarce resource allocation is not necessary, or by granting of usage rights, in cases where resource scarce allocation is necessary (allocation of frequency, satellite position, etc.). Under the Electronic Communications Law, usage rights may be granted for up to 25 years; however, there is no clause relating to the term of notification. According to the Electronic Communications Law, principles and procedures relating to the notification and granting of usage rights shall be determined by the regulation issued by the ICTA.

On the other hand, in cases where the quantity of rights of use is limited, Section 9-6(a) of the Electronic Communication Law allows the Ministry of Transport, Maritime Affairs and Communications to determine the criteria, such as (i) the authorization policy regarding electronic communications services which cover the assignment of satellite position and frequency band on a national scale and which need be operated by a limited number of operators, (ii) the starting date of the service, (iii) the duration of the authorization and the number of operators to serve. While the criteria are determined by the Ministry of Transport, Maritime Affairs and Communications, the authorization is still granted by the ICTA.

Under the Electronic Communications Law, the ICTA is authorized to determine the principles and procedures related to the process of personal information and protection of confidentiality.

The Electronic Communications Law establishes legal principles and broad policy lines that the ICTA must follow, some of which are stated below:

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

•	Ensuring the conformity of electronic communications systems to international norms.

•

Except as clearly established in the Law, in relevant legislation and the authorizations, allowing operators to freely determine tariffs in return for providing electronic communications services access charges including interconnection line and circuit rental fees including interconnections.

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

Universal Services and Amending Some Laws, Law No. 5369, determines the procedures and principles governing the provision and execution of universal service and the procedures and the rules relating to fulfillment of universal services in the electronic communication sector, a universal public service that is financially difficult for operators to provide (and performance of a universal service obligation in the electronic communication sector). As per the provision of Law No. 5369, the scope of universal services is determined periodically by the Council of Ministers, which will not exceed three years.

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

This law mandates that designated operators must provide Universal Services and the General Directorate of Communication can demand that operators provide Universal Services on a national and/or geographical area basis. Turk Telekomünikasvon A.S. and the GSM operators are currently designated as a Universal Service provider.

The Cabinet of Ministers Decision No: 27984 and dated July 4, 2011, allowed the use of Universal Service Fund to extend the mobile GSM network coverage to all uncovered areas with a population of 500 or less. The number of such locations was 2128 at the time, which were specifically listed in the afore-mentioned decision. The locations are equally divided between the three GSM operators. On January 10, 2012 Turkcell, Avea and Vodafone signed contracts with the Ministry of Transport, Maritime Affairs and Communications to determine the scope of work for the locations that are assigned to Turkcell by the Cabinet of Ministers Decision No: 27984. According to this contract Turkcell have to install the sufficient infrastructure to cover mentioned locations.

The Electronic Communications Law also specifies general rules and principles relating to tariffs. Pursuant to the Electronic Communications Law, operators may freely determine the tariffs they apply in compliance with the relevant legislation and the ICTA arrangements. In the event of determination of the significant market power of the operator, the ICTA may determine the method of the approval, tracking and auditing of the tariffs. It may also determine the lower and upper limit of the tariffs and principles and procedures of the application of the same.

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

The ICTA abolished “The Regulation On Quality of Service” (issued in 2005), and published a new “Regulation On Quality of Service in the Electronic Communication Sector” on September 12, 2010, effective as of December 31, 2011, which sets out the procedures and principles to control the conformity of the services of operators. According to the regulation, new and important obligations with respect to call centers will be applicable to all operators that provide service to end users. Furthermore, mobile telephone operators are required to meet new service quality requirements and submit a report based on these requirements every three months to the ICTA. With this new regulation, additional requirements for service quality must be fulfilled. There are four separate regulations attached to this regulation: Call Center Service Quality Regulation, Internet Service Quality Regulation, Mobile Operators’ Service Quality Regulation and Fixed Operators’ Service Quality regulation. For each individual regulation, operators’ service quality will be separately measured and reaching certain KPI’s for each service area will be expected (i.e. IVR menu durations, call setup times. If the operators fail to reach these KPI’s more than once, this may result in the imposition of penalties. The results of quality measurements can also be publicly available.

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

On September 5, 2004, the ICTA abolished the Regulation on Administrative Fines to be imposed on the Operators (published on August 1, 2002) and published the Regulation on Administrative Fines, Sanctions and Precautions to be imposed on operators. According to the amended Regulation, the ICTA retains the right to impose fines in the event an operator: submits incorrect or misleading documents or fails to submit documents as requested by the ICTA; does not timely submit such documents; does not permit inspection or audits to be made by the ICTA; uses unpermitted equipment or equipment not complying with standards or alters technical features of equipment; or does not pay fees arising from its use of licenses and frequencies or does not comply with the provisions of license agreements, telecommunications licenses and general authorizations or the legislation. In addition, the amended Regulation authorizes the ICTA to impose sanctions and precautions as well as administrative fines.

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

Fixed line telephone services

The ICTA issued Fixed Telephony Service (“FTS”) licenses pursuant to the Regulation on Authorization regarding the Electronic Communication Sector, which enables existing long distance telephony services

(“LDTS”) operators, such as our subsidiary Turkcell Superonline, to provide call origination and termination. LDTS and, consequently, FTS providers have not yet had a significant effect on our operations. In the long term they could have the effect of driving down prices and shifting traffic patterns for in-city as well as long distance calls in Turkey, potentially having an adverse effect on our mobile telecommunications business.

As of April 18, 2012, there were 178 operators with authorization for Fixed Telecommunication Services: 74 for Infrastructure Operating Services; 150 for Internet Service Provision Authorization; 42 for Mobile Virtual Network Services Operators and 14 for Directory Service Operators.

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

MNP allows subscribers to keep their existing telephone number when changing their telephone operator, their physical location or current service plan. These regulations, published in 2007, became operational in the fourth quarter of 2008. Since we believe the MNP regulations conflict with our rights under our license agreement, without due compensation, we initiated a lawsuit in 2007 for the annulment of the MNP regulation. While we do not object to the substance of mobile number portability, we do, however, believe that our rights under our license agreement should remain protected or, if they are violated, we should be justly compensated. The Court rejected the case in June 2009 and we appealed the decision. The appeal process is still pending. See “Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings”. In 2009, the ICTA issued a new regulation on MNP, abolishing the 2007 regulation. For new subscriptions, subscribers cannot port out to another operator in the first three months.

Turkish Competition Law and the Competition Authority

In 1997, the Competition Law (No. 4054) established a Competition Board. The Competition Board consists of seven members who are appointed for a term of six years. It is an autonomous authority with administrative and financial independence established to ensure effective competition in markets for goods and services.

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

Furthermore, any person or legal entity may file a complaint with the Competition Board. Upon determination of any violation, the Competition Board can take necessary measures to prevent the violation and may impose fines on those who are liable for such prohibited practices. According to Competition Law, the Competition Board may impose fines up to 10% of the annual gross income of the operators, which is constituted by the end of the previous financial year and determined by the Competition Board. In September 2002, the ICTA and the Competition Board entered into a Protocol on Cooperation. The Protocol establishes a framework whereby the ICTA and the Competition Board can cooperate on legal actions and policies regarding measures, detections, regulations and inspections that affect competition conditions and the extension of competition in the telecommunications sector. The Protocol on Cooperation allows issues to be resolved more effectively and maintains a free and sound competitive environment in the telecommunications sector. Furthermore, it prevents controversial and/or misleading statements by handling the complaints of the operators, and it harmonizes the interpretation of related legislations thus enabling mutual cooperation and information transfer. In November 2011, the ICTA and the Competition Board entered into a new Protocol on Cooperation. The Protocol regulates the mechanisms to improve cooperation which are currently implemented between the Authorities and the efficiency of which will be increased in the future cooperation, in particular among them “Information exchange,” “Requesting opinion,” and “Coordination and cooperation.”

GSM Licensing in Turkey

A GSM license is subject to the ICTA’s right to suspend or terminate operations under the license on the grounds of security, public benefit, national defense or to comply with the law. However, suspension or takeover of facilities under these circumstances is subject to the payment of compensation to the operator. The ICTA can also inspect such licensee and nullify its license if the licensee has materially failed to comply with the terms of its license. The ICTA may also terminate licenses in cases of gross negligence or non-payment of the authorization fee.

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

Our License Agreement

General

Since April 1998, we have operated under a 25-year GSM license for which we paid an upfront license fee of $500 million. In 2002, we signed a renewed license agreement for our GSM license which provides that a monthly payment of 15% over our gross revenue paid to the Turkish Treasury shall be subject to the legal interest rate. If such payments are not duly paid twice in any given year, a penalty in an amount equal to triple the last monthly payment shall be payable to the Turkish Treasury. In addition, we must pay annual contributions in an amount equal to 0.35% of our gross revenue to ICTA’s expenses. Finally, an article concerning the protection of users’ (“subscribers’”) rights and an article concerning arbitration for the settlement of disputes are included in the renewed license agreement. After the tender relating to the allocation of additional GSM 900 frequency bands, made by the ICTA in June 2008, the license agreement was amended to include the additional frequency band and was signed by Turkcell and the ICTA in February 2009, which made small additional changes in the articles of the license agreement entitled performance bond and allocated frequency bands.

Terms

Under the license agreement, we hold a licensed concession to provide telecommunications services in accordance with GSM-PAN European Mobile Telephone System standards in the 900 MHz frequency band. Our license covers 55 channels and allocates telephone numbers between the 530 and 539 area codes in the national numbering plan. Our license also permits us to establish customer service centers, sign contracts with subscribers and market our services to subscribers. Our license was issued with an effective date of April 27, 1998, for an initial term of 25 years. At the end of the initial term, we can renew our license, subject to the approval of ICTA, provided that we apply between 24 months and six months before the end of our license. Our license is not exclusive and is not transferable without the approval of the ICTA.

We paid a license fee of $500 million to the Turkish Treasury upon effectiveness of our license. As security for the performance of our obligations, we were required to deliver cash or a bank guarantee equal to 1% of our license fee as a performance bond. In addition to this performance bond, upon the execution of the license agreement dated February 25, 2009, we were also required to deliver cash or a bank guarantee in the amount of TRY 1,264,500 (approximately $713,238 as of April 1, 2012), which corresponds to 6% of the tender (relating to the allocation of GSM 900 additional frequency band) price, as a performance bond. On an ongoing basis, we must pay 15% of our gross revenue, defined as of March 2006 to exclude interest charges for late collections from subscribers and indirect taxes such as 18% VAT as well as other expenses and the accrued amounts that are recorded for reporting purposes to the Turkish Treasury.

On June 25, 2005, the Turkish Government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No. 5369. As a result, starting from June 30, 2005, we pay 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as a universal service fund contribution.

Furthermore, under the Regulation on Authorization regarding the Electronic Communication Sector, all kinds of share transfers, acquisitions and actions of the operators which are authorized by a Concession Agreement must be communicated to the ICTA, and such share transfers, acquisitions and actions shall be made with the written approval of the ICTA if they result in a change of control component of such operators. The “control component” is defined as “the rights that allow for applying a decisive effect on an enterprise, either separately or jointly, de facto or legally”.

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

Service Quality

Generally, we must meet all the technical standards of the GSM Association as determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM Association. See “—ICTA” above for a description of the regulation governing quality of service.

Tariffs

The license agreement regulates our ability to determine our tariff for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the ICTA sets the initial maximum tariffs in Turkish Lira and U.S. Dollars. Thereafter, our license provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs. For the adjustment of the maximum tariffs established in Turkish Lira, the formula is: the Turkish Consumer Price Index announced by the Ministry of Industry and Trade for Turkey minus 3% of the Turkish Consumer Price Index announced by the Ministry of Industry and Trade. For the maximum tariffs established in U.S. Dollars, the same method is applied to the USA Consumer Price All Item Index Numbers.

Although the Concession Agreement includes a provision regarding only the increase of the maximum tariffs, the ICTA has decreased the maximum tariff since 2007, which has negatively affected our tariff structure (the last decision being on November 4, 2011). The Company initiated lawsuits for the annulment of such decisions. The lawsuits are pending.

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

The standard tariffs and the maximum tariffs set by the ICTA have been established in Turkish Lira and ICTA’s schedule of standard tariffs and maximum rates are premised on the TRY/$ Exchange Rate in effect on the date they were approved by the ICTA. Although we believe the tariff structure in our license will, in most instances, permit adjustments designed to offset devaluations of the Turkish Lira against the U.S. Dollar, any such devaluation that we are unable to offset will require us to use a larger portion of our revenue to service our non-Turkish Lira foreign currency obligations. Additionally, in the event that the ICTA were to establish maximum tariffs at levels below those that would enable us to adjust our rates to offset devaluations, this could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

As a result of certain applications made to it, on September 25, 2007 the ICTA decided to implement a new requirement that our on-net tariffs be no less than the lowest interconnection rate applicable to other GSM operators. However, in the relevant legislation, which was applicable at that time, no authority was given to the ICTA to set minimum barriers for the tariffs granted. For this reason, we believed that such intervention was contrary to the applicable legislation. The ICTA also decided to set a maximum price of TRY 0.66 (including VAT) (equivalent to $0.37 as of April 1, 2012) for GSM to GSM calls under general subscription packages. However, we believed that this intervention by the ICTA, which decreased the previous maximum tariffs, conflicted with the relevant provisions of the license agreement. The ICTA was empowered only to apply the formula set forth in the license agreement, as explained above. By setting minimum tariffs for our Company only, we believed that the ICTA created unfair competition and violated provisions of the Electronic Communications Law, which stipulated that prices for telecommunications services be cost-based. On the grounds explained above, we filed a lawsuit before the 13th Chamber of Counsel of State in relation to the annulment and suspension of the execution of the aforementioned decision. On May 26, 2008, the 13th Chamber of Counsel of State suspended the ICTA’s decision regarding the interconnection rate applicable for setting our minimum on-net tariffs. The ICTA objected to the decision, but the request was rejected. On April 13, 2010, the 13th Chamber of the Counsel of State cancelled the ICTA’s decision regarding the interconnection rate applicable for setting our minimum on-net tariffs. The ICTA appealed the decision. The appeal process is still pending.

The ICTA, with its board resolution dated September 25, 2008, set the maximum price of TRY 0.66 (including VAT and SCT) (equivalent to $0.37 as of April 1, 2012) for off-net calls under general subscription packages. Thereafter, with the ICTA board resolution dated March 25, 2009, the ICTA has set a lower limit to on-net retail tariffs of Turkcell only, for the term of June 2009 - December 2010, and decreases the level of price cap for all GSM operators. We filed a lawsuit before the 13th Chamber of Counsel of State in relation to the annulment and suspension of the execution of the aforementioned decision. In June 2011, the 13th Chamber of Counsel of State rejected the lawsuit. We appealed the decision. The appeal process is still pending.

The lower limit applies to each retail tariff package of Turkcell by mandating that the weighted average on-net price of each and every subscription tariff package shall not be less than Turkcell’s weighted average call termination rate. This resolution has required Turkcell to report the weighted average on-net price of each and every subscription package in three month periods. To comply with the board resolution, Turkcell has adjusted the on-net prices of various tariff packages as necessary.

Subsequently, ICTA, with its decision dated December 21, 2010, decided that this Resolution should be applied permanently, and the reporting should be monthly instead of quarterly. We filed a lawsuit before the 13th Chamber of Counsel of State in relation to the annulment and suspension of the execution of the aforementioned decision. The 13th Chamber of Counsel of State rejected the suspension of the execution request. We objected to the decision. The lawsuit is still pending.

The board resolution also reduces the current price cap from 0.80 TRY/min (equivalent to $0.45 as of April 1, 2012) (including VAT and SCT), which pertains to general subscription packages (GSM-GSM), to 0.64 TRY/min (equivalent to $0.36 as of April 1, 2012). The Resolution has also set such price as an upper limit for special subscription packages. To comply with the board resolution, Turkcell adjusted on-net and off-net prices of some tariff packages.

Our Company filed a lawsuit before the Council of State in relation to the annulment and suspension of the execution of this decision of the ICTA. In June 2011, the 13th Chamber of Council of State rejected the lawsuit. We appealed the decision. The appeal process is still pending.

The ICTA, with its board resolution dated September 16, 2009, set the maximum price of TRY 0.65 (equivalent to $0.37 as of April 1, 2012) (including VAT and SCT) for GSM to GSM calls under general subscription packages.

The ICTA, with its board resolution dated February 10, 2010, further reduced down the current price cap to TRY 0.40 (equivalent to $0.23 as of April 1, 2012) (including VAT and SCT) for GSM to PSTN as well as GSM to GSM. The same resolution has set the current price cap of Turk Telekom to TRY 0.37 (equivalent $0.21 as of April 1, 2012) (including VAT and SCT) for PSTN to GSM.

However, under Article 13 of the Electronic Communications Law, in the event of determination of the significant market power of the operator, the ICTA may determine the lower and upper limit of the tariffs and principles and procedures of the application of the same. Based on such Article, the ICTA may take a similar decision which will have an effect on our future tariffs.

We believe that, pursuant to our license agreement, we can determine our tariffs freely, provided that they remain within the framework of the applicable maximum price limit. However, the ICTA may intervene with our retail tariffs. With respect to our retail tariffs, in the fourth quarter of 2007, the ICTA intervened in the fixing of our retail prices. Although we challenged that action on the basis that it exceeded the ICTA’s authority under then-applicable law, such action nonetheless had an adverse effect on our operational flexibility and our results of operations. With the ICTA board resolution dated March 25, 2009, the ICTA set a lower limit for solely Turkcell’s on-net retail tariffs, and decreased the price cap level for all mobile operators. The lower limit applies to each of Turkcell’s retail tariff packages by mandating that the weighted average of the on-net price of a tariff package not be less than Turkcell’s weighted average call termination rate. The board resolution also reduced the current price cap from 0.80 TRY/min (equivalent to $0.45 as of April 1, 2012) (including VAT and SCT), pertaining to general subscription packages, to 0.64 TRY/min (equivalent to $0.36 as of April 1, 2012). The resolution also set such price as an upper limit for special subscription packages. The ICTA, with its board resolution dated September 16, 2009, set the maximum price of TRY 0.65 (equivalent to $0.37 as of April 1, 2012) (including VAT and SCT) for GSM to GSM calls under general subscription packages. The ICTA, with its board resolution dated February 10, 2010, further reduced the current price cap to TRY 0.40 (equivalent to $0.23 as of April 1, 2012) (including VAT and SCT) for GSM to PSTN as well as GSM to GSM. The same resolution set the current price cap of Turk Telekom to TRY 0.37 (equivalent to $0.21 as of April 1, 2012) (including VAT and SCT) for PSTN to GSM. Finally, with its board resolution dated March 24, 2011, the ICTA set the current price cap as TRY 0.415 (including VAT and SCT) for GSM to PSTN and GSM to GSM (equivalent to $0.23 as of April 1, 2012). With the same board resolution, the ICTA made a distinction between national and international SMS rates. The national SMS rate was set as TRY 0.415 (equivalent to $0.23 as of April 1, 2012), and the international SMS rate was set as TRY 0.83 (equivalent to $0.47 as of April 1, 2012). Finally, with the board resolution dated November 4, 2011, the price caps have been left same as set on March 24, 2011.

The ICTA has in the past intervened and may again intervene with the charging period, impacting the prices we charge for our tariffs. For example, effective September 1, 2010, the ICTA requires all operators to apply the maximum price cap during the first minute of all calls. The usage behavior and our financial results will be adversely affected if the ICTA intervenes on charging periods.

Relationship with the ICTA

The license agreement creates a mechanism for an ongoing relationship between us and the ICTA. The ICTA and Turkcell coordinate their activities through a License Coordination Committee (“the Committee”). The Committee is comprised of five members, two appointed by ICTA, two by us and one by agreement of the ICTA and our members, or, if no agreement is reached, by the Chairman of the Information and Communication Technologies Board. The Committee is charged with the task of ensuring the proper and coordinated operation of the GSM network, assisting in the resolution of disputes under the license agreement and facilitating the exchange of information between the parties.

The Committee meets at least quarterly and establishes its own operating principles and procedures unless an extraordinary meeting is called by any party with a seven-day advance notice. Matters in dispute are expected to be submitted to the Committee for resolution. While not binding, the Committee may render consultative decisions. Either the ICTA or we may convene a special meeting to consider issues that arise under the license agreement.

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

In the event of termination, we must deliver the entire GSM system to the ICTA.

If our license is terminated for our failure to perform our obligations under our license, the performance guarantee given by us in an amount equal to 1% of the license fee may be called. The license agreement makes no provision for the payment of consideration to us for delivery of the system on such termination.

In the event of a termination of our license, our right to use allocated frequencies and to operate the GSM system ceases. Upon the expiration of the license agreement, initially scheduled to occur in 2023, without renewal, we must transfer to the ICTA, or an institution designated by the ICTA, without consideration, the network management center, the gateway exchanges, and the central subscription system, which are the central management units of the GSM network. These units include related technical equipment, immovables, and all other installations and assets used in the operation of the system. We may apply to the ICTA between 24 and six months before the end of the 25-year license term for the renewal of the license. The ICTA may renew the license, taking into account the legislation then currently in effect.

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

In addition to the foregoing, our indirectly owned subsidiary Astelit, majority-owned subsidiary Belarusian Telecom, and wholly owned subsidiary Kibris Telekom hold GSM licenses in Ukraine, Belarus and the Turkish Republic of Northern Cyprus, respectively, and some of them have obtained or will bid for 3G licenses. If Astelit, Belarusian Telecom and Kibris Telekom fail to comply with the terms and conditions of their license agreements, they may incur significant penalties, which could have a material adverse effect on our strategy for international expansion and our business and results of operations. In addition, our subsidiaries Global Tower, Superonline, Inteltek and Azerinteltek have licenses to perform their business. Failure to comply with the terms of such licenses may lead to significant penalties and adversely affect their, as well as our, results of operations.

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

The Regulation is driven largely by the goal of improving the competitive environment and ensuring that users benefit from electronic communications services and infrastructure at a reasonable cost. Under the Electronic Communications Law, the ICTA may compel a telecommunications operator to accept another operator’s request for access to and use of its network. All telecommunications operators in Turkey may be required to provide access to other operators. The operators who are compelled to provide access to other operators may be obliged to provide service and information on the same terms and qualifications provided to their shareholders, subsidiaries, and affiliates by ICTA.

According to the Electronic Communications Law, access agreements and interconnection agreements can be executed with the mutual understanding of the parties. If the parties do not execute the access agreements within two months of the access request or if there is any disagreement in the access contract, the ICTA may intervene in the negotiations of the access contract upon request of one of the parties.

In accordance with Article 7 of the aforementioned Electronic Communications Law, the ICTA may determine the operators that have significant market power in the relevant market as a result of market analyses. After determination of the operators who have significant market power, the ICTA may impose additional liabilities for such operators in order to protect the competitive environment. On December 15, 2005, the ICTA designated Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell individually as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets”. According to the new regulation published in the Official Gazette dated September 1, 2009 and numbered 27336, unless otherwise agreed, any decisions taken by the ICTA in the years 2005 and 2006 relating to market analysis were valid and effective until the end of calendar year 2009. Pursuant to its decision dated December 8, 2009, the ICTA determined Turkcell individually as an operator holding significant market power in the “Access to Mobile Networks and Call Originating Markets”. Finally, on December 8, 2009, the ICTA designated Turkcell, Vodafone and Avea as operators holding significant market power in the “Mobile Call Termination Market”.

Pursuant to its decision dated December 8, 2009, the ICTA designated Turkcell individually as an operator holding significant market power in the “Access to Mobile Networks and Call Originating Markets” and as operator holding significant market power in the “Mobile Call Termination Market”, along with Avea and Vodafone. As a result of the significant market power designation in the “GSM Mobile Call Termination Services Market”, our company, as well as Avea and Vodafone, is required to provide interconnection services on cost-based basis. Consequently, according to the Electronic Telecommunications Law, the ICTA may oblige such operators to provide access and to submit their reference offers for access and interconnection to the ICTA for review, and may require amendments to the offers. Operators are obliged to make the amendments requested by the ICTA in a prescribed manner and within a prescribed period. In addition, the operators are obliged to publish their reference offers for access and interconnection, which have been approved by the ICTA, and to provide access under the conditions specified in their reference offers and interconnection, which have been approved by the ICTA. On February 10, 2010 the ICTA published “Interconnection Tariffs” for Turk Telekom and GSM operators, which became effective on April 1, 2010. The Interconnection Tariffs have been approved as the tariffs to be determined in the reference access offers. According to the Interconnection Tariffs, the revised rate for Turkcell is 0.0313 (equivalent to $0.018 as of April 1, 2012).

The intervention of the ICTA in the prices that operators charge for reference access and interconnection services, along with our designation as an “operator holding significant market power” in certain markets, has had the effect of reducing the rates we are able to charge for interconnection services, which has had and will continue to have a material adverse effect on our revenues, business and results of operations.

Regulation on Co-Location and Facility Sharing.

In addition, the ICTA has required operators to share certain facilities with other operators under certain conditions specified in the Electronic Communications Law and to provide co-location on their premises for the equipment of other operators at a reasonable price.

Under the Regulation, operators holding significant market power are required to provide access and services to all operators on equal terms. Operators with significant market power are also required to perform unbundling of their services, which means that they have to provide separate service of, and access to, transmission, switching, and operation interfaces. Furthermore, the ICTA may establish rules applicable to the division of the costs of facilities among parties.

The ICTA published a Communiqué concerning “Co Location and Facility Sharing” on December 2, 2010 (which abolished the regulation published on December 31, 2003). According to the new Communiqué, ICTA should determine operators to be co-location incumbent if operators do not enable co-location or there’s a dispute against competition or end-users. Similarly, ICTA could set tariffs if the tariffs for Co-Layout is not determined on a cost basis.

The Communiqué defines the criteria for operators who are incumbents for facility sharing and also states the items which must be considered for determining the Facility Sharing prices.

Subsequently, the provisions that regulate ICTA approval of the examination fee determined by the Co-Location and Facility Sharing incumbent have been removed, opening up the Co-Location and Facility Sharing process to negotiation. In addition, the Facility Sharing incumbent’s right to allocate a facility for its own network and investment plans has been reduced to 25% of the facility.

All access and interconnection contracts must be submitted to the ICTA within fifteen days of execution. Except where otherwise specified by ICTA, reference interconnection proposals will be renewed every year. The Company submitted its final reference access proposal regarding 2011 to the ICTA in the first quarter of 2011.

The ICTA published a Communiqué concerning “Cellular System Antenna Facility Design, Set Up and Sharing” on March 18, 2011 (which abolished the regulation published on April 16, 2008). The Communiqué

frames, antenna facilities design, set up and sharing to enable antenna usage by multiple operators. The emission points will not be determined by operators, therefore operators will have to work cellular planning together. Operators must share every antenna facility regardless of tower or building top distinction. Antenna facilities must be set up in certain capacity that at least one more operator can benefit. Finally, when antenna facility set up and sharing requests are evaluated, if the owner of the facility refuses the request, the rationale of refusal will be informed to the requesting operator. This way, negotiation between parties is supported and ICTA involvement is kept at minimum levels.

As a result of the significant market power designation in the “GSM Mobile Call Termination Services Market”, our company, as well as Avea and Vodafone, is required to provide interconnection services on a cost-based basis.

According to the provision of the Electronic Telecommunications Law, the ICTA may impose obligations on operators, who are obliged by the ICTA to provide access, to submit their reference offers for access, and may request to make necessary amendments in their reference access offers. Operators shall be obliged to make the amendments requested by the ICTA in the prescribed manner and period. On the other hand, the operators shall be obliged to publish their reference offers for access, which have been approved by the ICTA, and to provide access under conditions specified in their reference offers, which have been approved by the ICTA. On February 10, 2010 the ICTA published “Interconnection Tariffs” for Turk Telekom and GSM operators, which became effective on April 1, 2010. The Interconnection Tariffs have been approved as the tariffs to be determined in the reference access offers. According to the Interconnection Tariffs the revised rate for Turkcell will be TRY 0.0313 (approximately $0.018 as of April 1, 2012).

Regulation on Spectrum in the Electronic Communication Sector

ICTA proposed a strategy to Ministry of Transport, Maritime Affairs and Communications by a Board Decision dated July 27, 2011. Due to the fact that the decision-making authority of matters such as politics of authorization, start of service, authorization period, and the number of operators to provide service, lies with Ministry of Transport, Maritime Affairs and Communications, the ICTA has decided that:

1.	Frequencies allocated for GSM services should also be used for 3G services (within the allocation time period)

2.	Before the proposed GSM/3G usage, 2x8.6 MHz frequency (as 1 pack) in E-GSM band to be auctioned for GSM bidders who have less than 10MHz frequency in 900MHz band, 2 packs of 2x15MHz frequency each in 1800MHz band to be auctioned for GSM bidders who do not have any frequency in 1800MHz.

The second part of the Board Decision implies that only Avea will be eligible for the E-GSM auction and Vodafone & Turkcell for the 1800 auction.

Regulation on Consumer Rights in the Electronic Communication Sector

The ICTA published a “Regulation on Consumer Rights in the Electronic Communication Sector” on July 28, 2010 (which abolished the regulation published on December 22, 2004). This Regulation introduces some radical changes to the electronic communication sector. With this Regulation, the ICTA determined new procedures/changes regarding:

•	the process and timing of churn steps;

•	the obligation of the operators to keep subscribers informed of services, including, but not limited to:

•	services with special contents;

•	informing customers about amendments of the campaigns and tariffs;

•	the consumer complaints solution mechanism;

•	billing processes;

•	the right to determine upper invoice limits;

•	safe Internet;

•	conditions we set for customers to suspend or limit services;

•	visually-impaired subscribers;

•	the definition of personal data; and

•	spam messages and emails.

Pursuant to this authority, the ICTA may regulate, for example, the maximum and minimum limits on billing, spam messaging and the definition of personal data as it relates to directory services. For instance, the ICTA has published a draft regulation which obliges operators to give the option to consumers to put an upper limit on their bills. In addition, the ICTA may restrict the conditions under which certain mobile Internet and services are provided by third parties. Moreover, the ICTA published a Board Decision regarding Safe Internet on August 22, 2011, and the service has begun to be offered to subscribers free of charge. Operators have been obliged to provide Safe Internet Service to subscribers, who demand this service, as two separate profiles, the child profile and the family profile. The subscribers can change their profiles or opt out from the Safe Internet Service easily. For the child profile, the subscriber can only access Internet addresses on a white list, prepared by the Safe Internet Service Working Board. For the family profile, the subscriber cannot access Internet addresses on a black list, prepared by the Safe Internet Service Working Board. This Board consists of 11 members coordinated by the Ministry of Family and Social Policies. The Safe Internet Service Working Board is made up of 3 members from the Ministry of Family and Social Policies, 2 members from the Internet Committee, 2 members from the ICTA, 4 members, who are experts in psychology, pedagogy, sociology and other related branches, selected by the ICTA out of 8 candidates proposed by the Ministry of Family and Social Policies.

The ICTA’s regulation of these activities could have an adverse effect on our mobile telecommunications business and we may be fined if we do not comply. Furthermore, our compliance with the ICTA’s regulations may increase the costs of our doing business and could negatively impact our financial results.

Registered Email Service Regulation

Registered Electronic Mail Service will be started in July 2012. Mobile operators cannot provide registered electronic mail service; however, the service may create a new mobile business area with new bundled mobile products, which are able to service our subscribers.

Ukraine License Agreement

Astelit owns two GSM activity licenses, one for GSM-900 and one for DCS-1800. As at December 31, 2011, Astelit owned 24 GSM-900, DCS-1800, D-AMPS and microwave Radiorelay frequency licenses, which are regional and national. In addition to the GSM licenses, Astelit owns licenses for fixed local phone connections and wireless access using the D-AMPS standard. According to the licenses, Astelit should adhere to state sanitary regulations to ensure that the equipment used is not hazardous to the population and does not emit harmful electro-magnetic emissions. Licenses require Astelit to inform authorities of the start/end of operations within three months and changes in the incorporation address within 30 days. Also, Astelit must present all the required documents for inspection by the Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary due to the expiration of the licenses, upon mutual consent, or in the case of a violation of the terms regarding the use of radio frequencies. If such a violation is determined, the Ukrainian Telecommunications Authority will notify Astelit of the violations and will set the deadline for recovery. If the deadline is not met, the licenses may be terminated.

Belarus License Agreement

Belarusian Telecom owns a license, issued on August 28, 2008, that is valid for 10 years. In addition, the license shall be extended for an additional ten years. The State Property Committee of the Republic of Belarus, as the Seller, has fulfilled its obligations stated in the Sale and Purchase Agreement and submitted the related official documents on December 18, 2009. According to the current legislation of the Republic of Belarus, a license extension is made upon the expiration of its validity period. Consequently, Belarusian Telecom will apply for such an extension to the Ministry of Communications and Informatization in August 2018. Under the terms of its license, Belarusian Telecom is required to gradually increase its geographical coverage through 2018. However, Belarusian Telecom’s period of execution with regard to coverage requirements has been extended for three years starting from the acquisition date.

Turk Telekom, Vodafone and Avea Interconnection Agreements

General

We have interconnection agreements with Turk Telekom, Vodafone, Avea and Fixed Telephony Service Operators whereby they allow us to connect our networks with theirs to enable the transmission of calls to and from our mobile communications system through existing digital fixed telephone switches.

The interconnection agreements also establish understandings between the parties relating to various key operational areas, including call traffic management, and the agreements contemplate that we and the other parties will agree on the contents of various manuals that will set forth in detail additional specifications concerning matters which are not specifically covered in the interconnection agreement. These matters include quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

The interconnection agreements specify that the parties shall comply with relevant international standards, including standards adopted by the GSM Memorandum of Understanding, the Telecommunications Standards Bureau of the International Telecommunications Union, and the European Telecommunications Standards Institute. In the absence of applicable international standards, the interconnection agreements provide that the parties will establish written standards to govern their relationship.

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

Negotiations were held with Vodafone and Avea to provide electronic communication services within the scope of the IMT-2000/UMTS authorization; however, parties could not agree on the terms. The ICTA decision n°371 dated July 15, 2009 determined the fees to be applied for voice (as TRY 0.0655 (equivalent to $0.0369 as of April 1, 2012)) and video call (as TRY 0.0775 (equivalent to $0.0437 as of April 1, 2012)) termination within the scope of IMT-2000/UMTS services. Our company initiated a lawsuit before the Council of State to annul and suspend the entry into force of the said decision of ICTA. The Court overruled the suspension of execution request and the Company objected to this decision, but our objection was rejected. The lawsuit is still pending.

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

The Turk Telekom interconnection agreement specifies that ownership of the GSM equipment and other materials, including those in existence on the date of the Turk Telekom interconnection agreement and those subsequently installed, belongs to us. The agreement also provides that intellectual property rights will belong to the developer or owner.

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

The Turk Telekom interconnection agreement provides that Turk Telekom will pay the 1% Turkish communications tax, which is payable on the basis of communications fees collected by Turk Telekom from customers in connection with telephone, facsimile, telex and data services, but excluding subscription fees. Turk

Telekom is required to pay this tax to the relevant municipality pursuant to the Municipality Revenues Act. We are liable in respect of any increase in the applicable rate of the communication tax. If a party fails to make payment when due, it must pay default interest, to be calculated based on the commercial advance interest rate of the CBRT for the period between when the payment is due and when the payment shall be made, and it shall also pay a penalty for such delay at a rate of 10%.

A number of the provisions of the Turk Telekom interconnection agreement address matters concerning billing and payment of bills for services rendered under the Turk Telekom interconnection agreement. Each party is required to record call information and to provide that information to the other party. Each party is responsible for invoicing the other party on a monthly basis.

Call Tariffs

In accordance with the relevant articles of the Electronic Communications Law and subsequent Access and Interconnection Ordinance, the ICTA regulated both fixed and mobile termination rates. In previous years, the call termination rates have substantially decreased with the interventions of the ICTA.

Current interconnection rebates are based on the ICTA’s decision on the Interconnection Tariffs issued on February 10, 2010. According to this decision, as of April 1, 2010, Turk Telekom pays Turkcell TRY 0.0313 (approximately $0.0177 as of April 1, 2012) per minute and Turkcell pays Turk Telekom a net amount of TRY 0.0139 (approximately $0.0078 as of April 1, 2012) per minute for local traffic, a net amount of TRY 0.0171 (approximately $0.0096 as of April 1, 2012) per minute for metropolitan and a net amount of TRY 0.0224 (approximately $0.0126 as of April 1, 2012) for long-distance traffic routed from Turkcell to Turk Telekom.

On April 10, 2009, Turk Telekom consulted the ICTA in determining the SMS termination fee and the ICTA with its decision dated September 9, 2009 set the SMS termination fee at TRY 0.017 (approximately $0.0096 as of April 1, 2012) for SMS Services from Turk Telekom’s network per SMS, and TRY 0.017 (approximately $0.0096 as of April 1, 2012) for SMS services from our network to Turk Telekom’s network. Currently, for the SMS Services between Turk Telekom and Turkcell, the SMS termination fees that are set by the ICTA with its decision dated September 9, 2009 are being applied.

In accordance with the interconnection agreement between Turkcell and Turk Telekom, for international calls originating from the Turkcell network and carried by Turk Telekom, Turkcell pays Turk Telekom 70% of the net amount of Turk Telekom’s retail international call charges. Pursuant to this agreement, Turk Telekom was obliged to pay us 45% of the international settlement charge (terminal rate) that is transferred by the international carrier operator to Turk Telekom for incoming international calls that are terminated on our network. For the termination service price of calls from international destinations to Turkcell network carried by Turk Telekom, Turkcell applied to the ICTA for reconciliation. As a result of that process, the ICTA directed Turk Telekom to pay Turkcell TRY 0.136 (approximately equivalent to $0.0767 as of April 1, 2012) for termination of international calls. This call termination rate for international calls has been reduced in subsequent years by the ICTA in parallel with the reduction of national call termination rates. As of April 1 2010, Turk Telekom pays Turkcell TRY 0.0313 (approximately $0.0177 as of April 1, 2012) per minute. We and Turk Telekom have an ongoing dispute over this agreement. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

We do not pay any charges to Turk Telekom for calls to special service numbers which are called free of charge according to Turk Telekom tariffs. For calls to special service numbers that are not free of charge, one party pays the other 72% of the other’s retail charge for that service, excluding VAT and SCT.

Rental Rates

According to the Interconnection Agreement with Turk Telekom, the rental rates for Turk Telekom’s real estate, leased by us and located in residential areas, should be established according to an expert’s report prepared by the local real estate experts of Turkish Emlak Bank. If there is no Turkish Emlak Bank unit in the area, or if the Turkish Emlak Bank cannot prepare an expert’s report, then the rental rate is based on the average rental prices determined by the relevant units of the Chamber of Commerce and Industry or, in cases where the above two units are not available, according to a report prepared by a valuation committee that will be established by the participation of three Turk Telekom personnel and one of our personnel.

Upon the expiry of a one-year rental period, rental price increases will be made according to rates issued in the annual state tenders report prepared by the Ministry of Finance, and 45% of the rental fee will be added for expenses, including personnel, lighting and water, among others, starting from the beginning of the lease period.

Charges for Energy at Switching Centers

We can subscribe to Turkish Electricity Distribution Co. (“TEDAS”) or another relevant electricity distribution company as a standalone customer and pay its energy usage charges. In such case, we will not pay any charges to Turk Telekom. We may also source energy by connecting a three-phase electricity measuring gauge to Turk Telekom’s energy distribution panel. The expenses related to the connection of the measuring gauge will be borne by us. In addition, we may source energy by connecting an electricity measuring gauge to Turk Telekom’s generator, provided that all expenses related to the connection will be borne by us. The energy usage fee will be calculated in accordance with a formula set forth in the Turk Telekom interconnection agreement. Under the Revenue Sharing Agreement, we were not required to pay Turk Telekom for these services.

On August 22, 2011, Türk Telekom initiated a lawsuit on the grounds that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision implementing a requirement that our on-net tariffs be no less than the lowest interconnection rate applicable to other GSM operators. The lawsuit is still pending.

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

Vodafone Interconnection Agreement

As a result of the acquisition of Telsim by Vodafone, all the liabilities of Telsim arising from the Interconnection Agreement signed with us were transferred to Vodafone as of May 24, 2006. In line with this, Turkcell and Vodafone signed an agreement in July 2006 to amend the present interconnection agreement by agreeing upon general principles of our collaboration as a result of the transfer.

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

Call Tariffs

Current voice call termination rebates are based on the ICTA’s decision on the “Interconnection Tariffs” for Turk Telekom and GSM Operators, issued on February 10, 2010. Beginning April 1, 2010, Turkcell pays Vodafone TRY 0.0323 per minute (approximately $0.0182 as of April 1, 2012) and Vodafone pays Turkcell TRY 0.0313 per minute (approximately $0.0177 as of April 1, 2012) for voice call traffic. In addition, Turkcell shall pay Vodafone TRY 0.0775 (approximately $0.0437 as of April 1, 2012) per minute for video calls and vice versa.

The fees for SMS services were determined by the ICTA on October 27, 2009, upon Vodafone’s request. For the SMS services the ICTA determined that as of July 1, 2009, Vodafone is to pay Turkcell TRY 0.017 (approximately $0.0096 as of April 1, 2012) per SMS and Turkcell pays Vodafone the same amount per SMS.

Moreover, with respect to MMS Services, until November 1, 2010, Vodafone and Turkcell each paid the other a net amount of TRY 0.094 (approximately $0.053 as of April 1, 2012) per MMS, in accordance with the MMS Termination Protocol signed by both parties in 2008. Due to the amendment of the MMS Termination Protocol, beginning from November 1, 2010, Vodafone and Turkcell each pay the other a net amount of TRY 0.055 (approximately $0.031 as of April 1, 2012) per MMS. As of November 1, 2011, due to a new amendment of the MMS Termination Protocol, Vodafone and Turkcell each pay the other a net amount of TRY 0.045 (approximately $0.025 as of April 1, 2012) per MMS.

Both parties charge each other 10% more than effective call termination tariffs per minute for accessing the other’s directory inquiry services.

Miscellaneous

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

Any disputes between the parties will first be subject to friendly settlement efforts. In the event that the parties fail to reach an amicable settlement, they then must refer the matter to the ICTA for its recommended solution to the dispute in question. If the proposed solution recommended by the ICTA is not accepted by the parties, the parties are free to refer the matter to arbitration in accordance with the provisions of the Turkish Civil Procedural Law.

Avea Interconnection Agreement

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

Call Tariffs

Current voice call termination rates are based on the ICTA’s decision on the “Interconnection Tariffs” for Turk Telekom and GSM Operators issued on February 10, 2010. As of April 1, 2010, Turkcell pays Avea

TRY 0.0370 per minute (approximately $0.0209 as of April 1, 2012) and Avea pays Turkcell TRY 0.0313 per minute (approximately $0.0177 as of April 1, 2012) for call traffic. In addition, Turkcell and Avea each pay the other TRY 0.0775 (approximately $0.0437 as of April 1, 2012) per minute for video calls.

On January 16, 2009, the ICTA concluded the reconciliation process to be applied between Turkcell and Avea with regards to SMS termination fees. In accordance with this decision, Turkcell pays Avea TRY 0.0187 per SMS (approximately $0.0105 as of April 1, 2012) and Avea pays Turkcell TRY 0.0170 per SMS (approximately $0.0096 as of April 1, 2012).

Avea applied to the ICTA for MMS Services and the ICTA decided to enter into a MMS Termination Protocol that was signed with Avea on June 22, 2009. ICTA also determined the fees for MMS Services. Pursuant to the ICTA’s decision, Avea currently pays TRY 0.0340 (approximately $0.019 as of April 1, 2012) to Turkcell and Turkcell pays TRY 0.0374 (approximately $0.0211 as of April 1, 2012) per MMS.

We and Avea have an on-going dispute over SMS termination fees. The relevant court accepted the request of Avea and we have appealed the decision. The Supreme Court accepted our appeal request. However, the Court of First Instance accepted the lawsuit again. We appealed the decision. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings” of this annual report on Form 20-F.

On November 4, 2010, Avea initiated two lawsuits on the grounds that on-net tariffs of the Company are under the interconnection fees, notwithstanding ICTA’s decision implementing the requirement that our on-net tariffs be no less than the lowest interconnection rate applicable to other GSM operators. During the judgment of one of the lawsuits, an expert report from a committee of experts was submitted to the court, which is in favor of the Company. Both lawsuits are still pending.

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

Agreements Concluded with Operators Licensed to Provide Satellite Services

We have executed agreements with Globalstar Avrasya Uydu Ses ve Data Iletisim A.S. and Teknomobil Uydu Haberlesme A.S., operators licensed to provide satellite services. The scope of such agreements is the interconnection between the networks of the parties and the determination of the principles and procedures of the methods of network operation and clearance.

Agreements Concluded with the Operators (Formerly) Authorized as Fixed Telecommunication Services Operator

Call Termination Agreements

Turkcell, as an “operator holding significant market power”, entered into Call Termination Agreements with all operators licensed to provide Long-Distance Call Services and who applied to Turkcell for an agreement. Under the Call Termination Agreements, Turkcell agreed, among other things, to terminate voice calls carried by the operators and rising from a national fixed telecommunications network and/or any international telecommunications network in accordance with technical specifications set out in the agreement.

International Transit Traffic Services Agreements

Turkcell entered into International Traffic Carrying Services Agreements with nine operators. Under these Agreements, we may carry calls to these operators’ switches for onward transmission to their destinations and these operators should provide the termination of these calls on the relevant network. These operators charge us at various prices identified within the scope of the agreement for the calls directed to numerous networks around the globe. The operators may modify their rates upon fifteen days’ advanced written notice and such rates will become applicable upon our approval.

Interconnection Agreements

Turkcell entered into interconnection agreements with six fixed telecommunication service operators. Interconnection rates are regulated by the ICTA. As of April 1, 2010, Turkcell pays fixed-line operators TRY 0.0320 per minute (approximately $0.0180 as of April 1, 2012) and fixed line operators pay Turkcell TRY 0.0313 per minute (approximately $0.0177 as of April 1, 2012) for voice call traffic.

SMS Termination Agreements

During 2011, Turkcell entered into SMS Termination Agreements with four Fixed Telephony Service Operators. In accordance with the ICTA regulations on SMS Termination Rates on Turkcell’s network, fixed Telephony Service Operators pay Turkcell TRY 0.0170 per SMS (approximately $0.0096 as of April 1, 2012).

MVNO Services

Negotiations to enter into agreements with MVNOs are pending. However, it should be noted that the ICTA, with its decision, which was taken upon application of one MVNO, decided that Turkcell has to send a draft MVNO agreement to the MVNO which applied to the ICTA. Furthermore, the ICTA, with the same decision, determined the call origination and termination fees for voice as TRY 0.0313 per minute (approximately $0.0177 as of April 1, 2012), for video call as TRY 0.0775 per minute (approximately $0.0437 as of April 1, 2012) and for SMS as TRY 0.0170 (approximately $0.0096 as of April 1, 2012) per SMS to be applied to the MVNO which submitted an application to the ICTA. Negotiations on the details of the draft agreement are still a matter of dispute between Turkcell and the MVNO candidate.

Directory Services

Turkcell entered into agreements relating to the provision of directory services with thirteen Directory Service Providers, which are licensed to provide directory services by the ICTA. The aforementioned agreements determine the principles and procedures related to the access of the companies to Turkcell database, the provision of directory services to the subscribers and clearing procedure of the parties. Such agreements are valid and binding for a term of one year. However, if neither party notifies the other party one month before the expiration of the agreement of its request to terminate, the agreement will automatically be renewed for another one year term.

Prospective Legislation and Regulations

The Electronic Communications Law provides that current telecommunications legislation shall be revised and amended. The revision and amending processes are still ongoing. However, during this period, all regulations and communiqués that were effective prior to the publication of the Electronic Communications Law will still be valid and binding, on the condition that they are not contrary to the provisions of the Electronic Communications Law. Therefore, certain subjects, which are explained below, have not yet been regulated by the ICTA.

Regulations

The ICTA, in preparing to abolish the Regulation on Personal Information Processing and to publish a new Regulation on Data Secrecy in Electronic Communications Sector, has requested our Company’s opinions on the draft Regulation. The purpose of this regulation is to define the procedures and principles that the operators and legal entities/individuals which provide/receive services in the electronic communications sector may employ in an effort to process, store and protect personal information. For example, in contrast to the current regulation, the draft regulation would require the consumer’s approval prior to a direct marketing SMS being sent.

4.C Organizational Structure

The following chart lists each of our key subsidiaries (including our ownership interest in Fintur) and our proportionate direct and indirect ownership interest as of April 1, 2012:

Notes:

(1)	KCell is 51% owned by Fintur and the remaining 49% is owned by Kazakhtelecom JSC, the Kazakh incumbent fixed-line telecom provider. TeliaSonera has signed an agreement with Kazakhtelecom to acquire 49% of the shares in GSM Kazakhstan LLP. The transaction was finalized during the first quarter of 2012.
(2)	Azertel is 51.3% owned by Fintur and the remaining 48.7% of the shares are privately-owned companies. Azercell is 100% owned by Azertel. Fintur’s effective ownership in Azercell is 51.3%.
(3)	Gurtel is 99.99% owned by Fintur and Geocell is 100% owned by Gurtel.
(4)	Moldcell is 99% owned by Fintur and 1% owned by Molfintur SRL, a wholly-owned subsidiary of Fintur.
(5)	Turkcell Europe started its operations in March 2011 as an MVNO by providing mobile voice and data services in Germany.
(6)	We signed a share purchase agreement in regard to the acquisition of all of the shares of Global İletişim from its shareholders on August 12, 2011. The transfer of shares took place in November 2011. Global Iletişim merged with Turkcell Superonline on March 30, 2012. See Note 7 of our Consolidated Financial Statements in this Form 20-F for detailed information.
(7)	Fizy was established on April 6, 2011. The company’s main operations consist of music and video broadcasting, music subscription sales, production, advertisement, publicity and promotion services on the Internet. Fizy Medya Internet ve Bilisim Teknolojileri Limited Sirketi transferred its domain name, brand, customer database and software to Turktell on January 28, 2011 and Turktell has agreed to put these rights as capital to Fizy.

For information on the country of incorporation of our key subsidiaries, see “Item 4.B. Business Overview”.

4.D Property, Plant and Equipment

Our principal property, plant and equipment consists of management offices, switching sites, network infrastructure sites, and network and office equipment.

The Group owns buildings in Istanbul Beyoglu (headquarters), Turkcell Head Quarters Plus (TMO+), Istanbul Maltepe, Istanbul Kartal, Istanbul Davutpasa, Ankara Cinnah, Ankara Sogutozu, Adana, Diyarbakir, Samsun, Izmir, Antalya, Trabzon, Bursa, Academy, Sisli, Van, Kayseri and Maltepe Plus.

In addition to the foregoing properties, we maintain two rented warehouses in Istanbul (Tuzla Omsan and Trio) and one in Çorlu.

Core Network Infrastructure

Our core network consists of standalone Home Location Registers (“HLR”), a combined Number Portability Switch Relay Function (“SRF”) and Number Portability Database and Signal Transfer Point (“STP”), Base Station Controllers (“BSC”), Radio Network Controllers (“RNC”). The Core Network common for 2G and 3G radio networks and carries voice over IP, with combined Mobile Switch Centers/Visitor Location Registers (“MSC/VLR”), Media Gateways (“MGW”), Charging Control Node (“CCN”). Our core packet switching network consists of SGSNs (Serving GPRS Support Node) and GGSNs (Gateway GPRS Support Node) providing GPRS/EDGE, and HSPA/HSPA+ (High Speed Packet Access) capability for mobile packet traffic.

We have switches in Istanbul, Ankara, Izmir, Adana, Antalya, Aydin, Balikesir, Bursa, Bodrum (Muğla), Corlu (Tekirdag), Corum, Denizli, Diyarbakir, Erzurum, Eskisehir, Gaziantep, Hatay, Kayseri, Kocaeli, Konya, Manisa, Mersin, Mugla, Sakarya, Samsun, Sivas, Tokat, Trabzon, Van and Zonguldak. We also have Remote BSC (“RBSC”) locations at Adiyaman, Afyon, Agri, Alanya (Antalya), Artvin, Elazig, Kars, Kutahya, Ordu, Rize, Sanliurfa and Sirnak.

In addition, we own switch buildings in different cities in Turkey, such as Mahmutbey (Istanbul), Aydin, Balikesir, Denizli, Mugla, Bodrum, Izmit, Konya and Erzurum. Switch buildings are where the network switching equipment such as (“MSCs”), (“MGW”), (“BSC”) and (“RNC”) is located.

Access Network Infrastructure

Our Access Network consists of BTS and Node Bs located on rooftops or towers. BTSs are the fixed transmitter and receiver equipment in each cell, or coverage area of a single antenna, of a mobile communications network that communicates by radio signal with mobile telephones in the cell. In the same manner, Node Bs are radio signal transmitter and receiver equipment in each 3G cell, connected to and controlled by RNC in order to realize 3G and HSPA+ coverage for 3G /HSPA equipped mobile phones.

At the end of December 2011, we owned over 29,000 base stations and leased the land underlying such base stations.

In 2009, the ICTA resolved that operators may transfer the right of use of their towers to third parties. In accordance with this resolution, we transferred the right of use of 2,914 towers to Global Tower, including the towers that are determined as suitable for right of use transfer, to be used by Global Tower for the provision of its services to the wireless broadcast and communications industry in Turkey, 95 of which were removed from the network up until the end of 2011. As of December 31, 2011, Global Tower provided services to the industry with 2,506 masts and towers built by Global Tower and 2,819 towers transferred from Turkcell located throughout Turkey.

Transmission Network Infrastructure

Each BTS is connected to a BSC via our transmission network. Turkcell’s Mobile Backhaul utilizes various transport technologies to provide for an efficient, resilient and cost effective transmission network. Connectivity between sites is provided using leased lines carried over Synchronous Digital Hierarchy (“SDH”), Ethernet over Dense Wavelength Division Multiplexing (“DWDM”) and Radio links where appropriate. Cell sites with site connectivity are mostly served by point-to-point microwave radio links owned and managed by Turkcell, make up more than 90% of our network. Interconnections with other Public Land Mobile Networks (“PLMN”), Public Switched Telephone Networks (“PSTN”), Long Distance Telephony Services (“LDTS”) and small operator companies are realized through leased lines connections. We lease all our transmission lines through two different infrastructure providers, namely Turk Telekom or Turkcell Superonline, not only to increase the availability and reliability of our network but also to decrease operational expenditures through tariff competition.

4A. Unresolved Staff Comments

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis by our management of our financial condition and the results of our operations should be read together with the consolidated financial statements included in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk factors” and elsewhere in this annual report.

Overview of the Turkish Economy

2011 was a challenging year for global markets. Global growth took a sharp turn for the worse over the summer of 2011. On the other hand, Turkey’s post-crisis recovery was strong: the Turkish economy grew uninterruptedly for nine quarters in a row. Turkey’s GDP grew by 8.5% in 2011, driven by domestic demand. Despite nine successive quarters of positive growth, the growth outlook for 2012 has become more challenging due to tighter credit conditions and signs of setbacks in the global economic outlook. However, in 2011 our revenues increased by 4.1% from TRY 9,003.6 million in 2010 to TRY 9,370.1 million, mainly due to 20.1% growth in Turkcell Turkey’s mobile Internet and services revenues, as well as a 32.3% higher contribution from our subsidiaries.

2012 is expected to be a year of slowing global growth with wide divergences between regions and countries. The global outlook is more uncertain than at any time since the 2008 global financial crisis. Market players expect overall global growth to slow from 4.2% in 2010 and about 3.0% in 2011 to 2.5% in 2012, a little below the long-term average. The Euro area is expected to fall back into recession and only modest growth is likely for the U.S. Emerging markets continue to be the key driving force for global economic growth. Peripheral sovereign debt crisis and the potential contagion risk to other EU countries, civil unrest and political instability in the MENA region, the inflation risk in emerging markets, the U.S. fiscal problem, risks of hard landing for the Chinese and Indian economies, rising oil prices due to geopolitical risks and EM funding concerns are the biggest threats to the global economy in 2012. On the other hand the announcement by the Federal Reserve that easy monetary policy will continue until at least the end of 2014 is positive for EM economies and the efforts made in solving the Eurozone crisis are promising.

The medium-term risks for the Turkish economy relate to the high current account deficit and deterioration in inflation expectations. Turkey’s economy has been running large external imbalances since late 2009.

Asymmetric growth drivers (i.e., too much domestic, and very little foreign demand) have caused a very swift widening in Turkey’s external imbalance. Despite recent moderation, the current account deficit continues to pose significant downside risks, more so against the backdrop of the deepening crisis in Europe. If Turkey’s strong growth is to be sustainable over the long term, high quality financing will be required. Turkey’s current account deficit totaled $77.1 billion in 2011, compared to $46.6 billion in 2010. This deficit amounted to 9.9% and 6.7% of Gross Domestic Product (“GDP”) in 2011 and 2010, respectively. In 2011, net foreign direct investment amounted to $13.4 billion, an increase of 77% compared to 2010. Net foreign direct investment inflows represented an amount equal to 17% of the current account deficit, compared to approximately 16% in 2010.

With respect to inflation, consumer prices accelerated to 10.5% in 2011, the highest year-end reading since 2003 and breaching the CBRT’s 5.5% year-end point target due to sharp TRY depreciation and the price and tax hikes (including on car sales, mobile phones, etc). Inflation is likely to remain high due to the lagged impact of currency weakness, unfavorable base effect, and recent electricity and natural gas price hikes. The latest CBRT expectation survey indicates that consumer inflation is expected to be 7.5% at the end of 2012, above the CBRT target of 5.2% for 2012.

In December 2010, the CBRT adopted an unorthodox policy mix with multiple macro targets and multiple policy tools. The bank’s primary objective is price stability, but the new framework also took into account financial stability, which meant simultaneously managing risks relating to growth, currency and external balances. CBRT deliberately triggered the TRY depreciation to halt the rapid widening of the current account deficit. However, over-depreciation of TRY threatened the inflation target and even put at risk confidence in Turkish assets. To ease the pressure on TRY and inflation, the CBRT hiked the overnight TRY lending rate in October 2011. In the near term, it is expected that TRY funding rates will remain high in order to put pressure on the currency depreciation and above-target inflation. However, it could be difficult to contain the depreciation in TRY and deterioration in inflation expectations by not hiking the policy rates.

Political risks have increased, especially with regard to Syria. Violence in neighboring Syria may lead to a civil war that could then quickly escalate into a broader sectarian conflict in the Arab world. In 2012, the preparation of a new constitution will likely be the main local political focus. However, growing attacks by terrorists could slow the process of making the new constitution. Clashes in the southeast, the dispute between Turkey and Cyprus over gas drilling, unrest near the southern border (Syria) and tension with Israel are the most important political risks in Turkey.

EM currencies have been depreciating throughout 2011 on the back of the global risk-aversion trend, especially since August 2011 when the U.S. sovereign rating was downgraded by S&P and the EU debt crisis intensified. TRY had significantly underperformed other EM currencies in 2011, driven partly by the CBRT monetary policy mix and current account deficit concerns. TRY has fallen about 22.2% against the USD in 2011, the worst performer among major EM currencies. The plunge forced the CBRT to reverse course and intervene in currency markets to support TRY, as well as lending to banks at higher rates to stem consumer demand. TRY might start to over-perform compared to other EM currencies with the recent actions of CBRT in 2012.

Taxation Issues in the Telecommunications Sector

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

The following are the most significant taxes imposed on our telecommunications services:

Special Communications Tax

The Turkish government imposed a special 25% communications tax on mobile telephone services as part of a series of new taxes levied to finance public works required to respond to the earthquakes that struck Turkey’s Marmara region in 1999. This tax is paid by mobile users and collected by GSM operators. The special communications tax on new subscriptions was TRY 34.0 (equivalent to $19.2 as of April 1, 2012) and TRY 31.78 (equivalent to $17.93 as of April 1, 2012) in 2011 and 2010, respectively. As of January 1, 2012, the special communications tax on new subscriptions levied is TRY 37.0 (equivalent to $20.9 as of April 1, 2012). The tax has had a correlative negative impact on mobile usage.

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

VAT for roaming services was, until November 3, 2009, calculated solely on the mark-up amount on subscribers’ invoices for roaming services. Following the Ministry of Finance’s declaration of a change in its position regarding roaming charges, we began imposing VAT and the special communications tax on the entire amount of roaming charges, starting from November 3, 2009, to comply with this change in position.

Reverse charge VAT is calculated on the invoices issued by foreign GSM operators.

License and Annual Utilization Fees

According to Article number 46 of the Electronic Communications Law, subscribers registered in the system are subject to both license and annual utilization fees.

The license fee is paid once on the subscription for wireless equipment. As of January 1, 2011, the license fee is TRY 13.20 (equivalent to $7.45 as of April 1, 2012). The license fee is paid to the government in equal installments, which is divided into the number of months remaining in the year. However, it is collected in 12 equal monthly installments. As of January 1, 2012, the license fee is TRY 14.56 (equivalent to $8.21 as of April 1, 2012).

The payment of the annual utilization fee to the government depends on whether a subscriber is postpaid or prepaid. For postpaid subscribers, the monthly utilization fee is TRY 1.1 (equivalent to $0.62 as of April 1, 2012), and is charged to subscribers monthly. For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers at the previous year-end by the annual utilization fee and the calculated bulk annual utilization fee is paid by the GSM operators the following year on the last business day in February. We have decided to collect utilization fees from some of our prepaid subscribers starting from June 20, 2011.

Special Consumption Tax

The special consumption tax is a tax on prescribed goods, which includes mobile phones. The special consumption tax is charged on mobile phones either when they are imported or when they are sold by Turkish manufacturers. The special consumption tax rate on mobile phones (mobile phones are legally defined as “transmitter/receiver cellular phones”) was 20% prior to October 13, 2011, and the special consumption tax calculated in accordance with the 20% rate must not fall below TRY 40.00 (equivalent to $22.56 as of April 1, 2012) per cellular phone device (Temporary Article 6 of Special Consumption Tax Code).

The Special Consumption Tax rates were raised on some motor vehicles, mobile phones, alcoholic beverages and tobacco products by a Decision of the Board of Ministers, which was published on the Official Gazette on October 13, 2011. The SCT rate over cellular phones was increased from 20% to 25% and the minimum SCT amount to be calculated was increased to TRY 100 (equivalent to $56.4 as of April 1, 2012) (previously the minimum SCT amount was TRY 40 (equivalent to $22.56 as of April 1, 2012)) effective from October 13, 2011.

For a description of various tax related disputes to which we are party, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

Critical Accounting Policies

See Note 3 (Significant Accounting Policies) to our consolidated financial statements in this Form 20-F.

5.A Operating Results

Our audited consolidated financial statements as of December 31, 2011 and December 31, 2010 and for each of the years in the three-year period ended December 31, 2011 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

Overview of Business

Turkcell, a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. We operate under a 25-year GSM license (the “2G License”) and a 20-year GSM license (the “3G License”). We were granted the 2G License in April 1998 upon payment of an upfront license fee of $500 million. On April 30, 2009, we signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. We acquired the A type license providing the widest frequency band for a consideration of EUR 358 million (excluding VAT). The 3G License is effective for 20 years starting from April 30, 2009. Pursuant to the agreement, we started to provide IMT 2000/UMTS services as of July 30, 2009.

Under our 2G License, we pay the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly treasury share equal to 15% of our gross revenue. Of such fee, 10% is paid to the Ministry of Transport, Maritime Affairs and Communications of Turkey (“Turkish Ministry”) for the universal services fund. Based on a law enacted on July 3, 2005 concerning the regulation of privatization, the gross revenue description used for the calculation of the treasury share and universal service fund was changed. According to such regulation, accrued interest charged for late collections, indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue. In light of such changes, we applied to the ICTA to revise the related articles of the amended agreement and completed certain necessary procedures. The Council of State, the highest administrative court, approved the agreement on March 10, 2006. The resulting definition of gross revenue for the treasury share has been effective since March 10, 2006.

We believe that the build-out of our network in Turkey is substantially completed. As of December 31, 2011, our network covered 100% of Turkish cities with a population of 1,000 or more and the majority of Turkey’s tourist areas and principal intercity highways. We currently meet the coverage requirements of our 2G license in all material respects.

In accordance with our 3G license agreement, we are required to cover 100% of the population within the borders of all metropolitan municipalities and within the borders of all cities and municipalities in three and six years, respectively. Moreover, we are required to cover 100% of the population in all settlement areas with a population higher than 5,000 and 1,000 in eight and ten years, respectively, following the date of the agreement. As of December 31, 2011, we had reached 88% population coverage (based on 3GPP TS 25.101 specifications for outdoor coverage).

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

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2011, that number had grown to 64.8 million.

According to the ICTA’s announcements, there were 65.3 million GSM lines in the Turkish GSM market as of December 31, 2011. In addition, the penetration rate in such market was 87% as of December 31, 2011. Despite the increasingly competitive environment, we sustained our leading market position with a market share of 53% for the year ended December 31, 2011, according to the ICTA’s announcements. We increased our postpaid subscriber base from 30% in 2010 to 34% in 2011 due to our focus on value. On the channel front, we made revisions to our existing subdealer network and the commission structure to increase the availability of the Turkcell brand. As of December 31, 2011, we had 22.9 million prepaid and 11.7 million postpaid subscribers in our Turkish GSM network. Despite the negative macroeconomic indicators in Turkey, we recorded the highest usage levels since 2001. Our average MoU in Turkey increased 19% to 213.8 minutes in 2011 from 179.1 minutes in 2010, as a result of our successful campaigns. Our average revenue per user in Turkey decreased to $11.9 in 2011 from $13.0 in 2010 mainly arising from the depreciation of the TRY against the USD. In TRY terms, ARPU slightly increased to TRY 19.8 in 2011 compared to TRY 19.5 in 2010. Despite the intensifying challenges in the macroeconomic, competitive and regulatory environment, we have increased our average revenue per user metric in Turkey mainly due to rising mobile Internet revenues and our postpaid subscriber base.

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

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Our churn rate for operations in Turkey was 27.9% for the year ended December 31, 2011, compared to 33.9% for the year ended December 31, 2010. Our churn rate decreased 6 percentage points.

We have an allowance for doubtful receivables in our consolidated financial statements for non-payments and disconnections that amounted to $327.4 million and $376.8 million as of December 31, 2011 and 2010, respectively, which we believe is adequate. The main reason for the decrease in allowance for doubtful receivables in USD terms is the depreciation of the TRY against the USD. In TRY terms, allowance for doubtful receivables increased by 6.2%.

International and Other Domestic Operations

In addition to our businesses in Turkey, we have telecommunications operations in Ukraine, the Turkish Republic of Northern Cyprus, Belarus and Germany. We also operate in other countries through our associate, Fintur. For a description of, and additional information regarding, our international and other domestic operations, see “Item 4.B. Business Overview”.

Revenues

In Turkey, we and other mobile communications operators have entered into interconnection agreements which set out the terms and conditions regarding the pricing terms as well as the periodical revision of such terms. See “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

In previous periods, disagreements existed between us and the other mobile communications operators regarding the revision of the pricing terms of the interconnection agreements. In addition, there is a disagreement with Turk Telekom about international calls. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 33 to our consolidated financial statements in this Form 20-F.

Operating Costs

Direct Cost of Revenues

Direct cost of revenues includes treasury shares, transmission fees, base station rents, billing costs, cost of Simcards sold, depreciation and amortization charges, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign mobile communications operators for calls made by our subscribers while outside Turkey, interconnection fees mainly paid to Turk Telekom, Vodafone and Avea, handset costs offered as part of our loyalty programs, and wages and salaries and personnel expenses for technical personnel.

Administrative Expenses

Administrative expenses consist of fixed costs, including company cars, office rent, office maintenance, travel, insurance, consulting, collection charges, wages, salaries and personnel expenses for non-technical, non-marketing, and non-sales employees, and other overhead charges. Our administrative expenses also include bad debt expenses of our postpaid subscribers and customers.

Selling and Marketing

Selling and marketing expenses consist of customer relations, sales promotions, dealer activation fees, advertising, prepaid frequency usage fees, wages, salaries and personnel expenses of sales and marketing related employees, and other expenses, including travel expenses, office expenses, insurance, company car expenses, and training and communication expenses.

Results of Operations

The following table shows information concerning our consolidated statements of operations for the years indicated:

	For the years ended December 31,
	2011	2010	2009
(in $ millions)
Revenues	5,609.7	5,982.1	5,790.0
Direct Cost of Revenues	(3,528.9)	(3,349.0)	(3,097.1)

Gross Profit	2,080.8	2,633.1	2,692.9
Administrative expenses	(246.5)	(347.3)	(273.1)
Selling and Marketing expenses	(1,010.6)	(1,085.8)	(1,085.1)
Other income/(expense)	(128.7)	(49.5)	(110.3)

Results from operating activities	695.0	1,150.5	1,224.4
Finance costs	(289.7)	(102.6)	(187.5)
Finance income	330.3	277.1	329.6

Net finance income/(costs)	40.6	174.5	142.1
Monetary Gain/(loss)	144.8	—	—
Share of profit of equity accounted investees	136.9	122.8	78.4

Profit before income taxes	1,017.3	1,447.8	1,444.9
Income tax expense	(292.2)	(320.8)	(340.1)

Profit for the year	725.1	1,127.0	1,104.8
Attributable to:
Equity holders of the Company	751.7	1,170.2	1,094.0
Non-controlling interest	(26.6)	(43.2)	10.8
Profit for the year	725.1	1,127.0	1,104.8

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	For the years ended December 31,
	2011	2010	2009
(in $ millions)
Statement of Operations Data (% of revenue)
Revenues
Communication fees	93.2	94.8	96.0
Commission fees on betting business	0.9	0.5	0.7
Other revenue	5.9	4.7	3.3
Total revenue	100.0	100.0	100.0
Direct cost of revenues	(62.9)	(56.0)	(53.5)
Gross margin	37.1	44.0	46.5
Administrative expense	(4.4)	(5.8)	(4.7)
Selling and marketing expenses	(18.0)	(18.2)	(18.7)
Other operating income/(expense)	(2.3)	(0.8)	(1.9)
Results from operating activities	12.4	19.2	21.1

Segment Overview

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

	Turkcell	Euroasia	Belarusian Telecom	Other	Total
	2011	2011	2011	2011	2011
(in $ million)
Total external revenues	4,805.5	364.5	47.9	391.8	5,609.7
Intersegment revenue	13.0	4.3	0.1	414.3	431.7
Reportable segment adjusted EBITDA	1,507.8	94.2	(12.2)	190.9	1,780.7
Finance income	283.0	0.7	15.5	59.0	358.2
Finance cost	108.9	(56.3)	(283.9)	(160.0)	(391.3)
Monetary gain/(loss)	—	—	144.8	—	144.8
Depreciation and amortization	(485.8)	(116.5)	(224.5)	(111.3)	(938.1)
Share of profit of equity accounted investees	—	—	—	136.9	136.9
Other material non-cash items:
Impairment on goodwill	—	—	53.0	—	53.0
Bad debt expense	28.4	0.4	1.0	1.6	31.4
Impairment on equity accounted investees	—	—	—	15.8	15.8

	Turkcell	Euroasia	Belarusian Telecom	Other	Total
	2010	2010	2010	2010	2010
(in $ million)
Total external revenues	5,294.1	334.0	48.9	305.1	5,982.1
Intersegment revenue	14.7	5.3	0.1	386.3	406.4
Reportable segment adjusted EBITDA	1,751.1	64.5	(32.6)	213.6	1,996.6
Finance income	255.4	0.8	0.8	60.1	317.1
Finance cost	(34.6)	(44.0)	(28.5)	(66.1)	(173.2)
Depreciation and amortization	(474.7)	(120.4)	(80.8)	(92.1)	(768.0)
Share of profit of equity accounted investees	—	—	—	122.8	122.8
Other material non-cash items:
Impairment on goodwill	—	—	23.5	—	23.5
Bad debt expense	122.7	(1.3)	0.4	4.5	126.3

	Turkcell	Euroasia	Belarusian Telecom	Other	Total
	2009	2009	2009	2009	2009
(in $ million)
Total external revenues	5,176.1	350.1	17.4	246.4	5,790.0
Intersegment revenue	22.8	1.0	0.1	304.1	328.0
Reportable segment adjusted EBITDA	1,819.3	20.2	(38.3)	144.9	1,946.1
Finance income	304.3	2.1	1.4	75.8	383.6
Finance cost	(162.9)	(54.9)	(12.5)	(33.0)	(263.3)
Depreciation and amortization	(396.3)	(79.9)	(52.7)	(67.9)	(596.8)
Share of profit of equity accounted investees	—	—	—	78.4	78.4
Other material non-cash items:
Impairment on goodwill	—	—	61.8	—	61.8
Bad debt expense	65.5	4.9	0.5	4.5	75.4

Turkcell

2011 compared to 2010

Total revenues generated by Turkcell decreased 9.2%, to $4,818.5 million in 2011 from $5,308.8 million in 2010, mainly due to the 11.0% depreciation, on average, of the TRY against the USD. However, on a TRY basis, total revenues slightly increased 0.5% mainly due to growth in mobile Internet and services revenues and interconnect revenues due to increased incoming minutes which were offset by a decrease in outgoing voice revenues due to the negative impact of regulatory changes effective from April 1, 2010 and declining prices in the Turkish mobile market. For a more detailed discussion of the factors affecting our revenues, please See “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Turkcell’s EBITDA deteriorated 13.9%, to $1,507.8 million in 2011 from $1,751.1 million in 2010. On a TRY basis, EBITDA deteriorated 6.2%, primarily due to an increase in the direct cost of revenues which was partially offset by a decrease in administrative expenses. The increase in the direct cost of revenues mainly resulted from an increase in interconnect costs arising from an increase in off-net airtime, together with higher fixed network costs and wages and salaries expenses.

Net finance income increased 77.5%, from $220.8 million in 2010 to $391.9 million in 2011. On a TRY basis, net finance income also increased 99.5% mainly due to an increase in interest income resulting primarily from increased interest income on time deposits due to an increase in the cash balance including time deposits with maturity of more than 3 months. Change in translation gain/(loss) due to the 22.2% depreciation of the TRY against the USD in 2011, as opposed to the 2.7% depreciation of the TRY against the USD in 2010, also has a positive impact on improvement of net finance income since Turkcell has a long position.

Depreciation expense increased 2.3% from $474.7 million in 2010 to $485.8 million in 2011. On a TRY basis, depreciation expense also increased by 13.6%.

2010 compared to 2009

Total revenues generated by Turkcell increased 2.1%, to $5,308.8 million in 2010 from $5,198.9 million in 2009, mainly due to the 2.9% appreciation, on average, of the TRY against the USD. However, on a TRY basis total revenues decreased 0.4%. We believe that this decrease was mainly a result of regulatory decisions that had the effect of decreasing interconnection rates and imposing price caps on our retail tariffs, which were partially offset by the growth in mobile Internet and service revenues as well as the increasing postpaid subscriber base. Due to such regulatory decisions, we have redesigned our tariffs and offers and revenue per minute has declined to TRY 0.11 in 2010 from TRY0.14 in 2009. For a more detailed discussion of these factors, please See “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Turkcell’s EBITDA deteriorated 3.7%, to $1,751.1 million in 2010 from $1,819.3 million in 2009. On a TRY basis, EBITDA deteriorated 4.8%, primarily due to an increase in administrative expenses. Our increase in administrative expenses mainly resulted from an increase in bad debt expenses as a result of an increase in the postpaid subscriber base, together with higher wages and salaries. The increase in the direct cost of revenues had an impact on the deterioration of EBITDA, primarily resulting from an increase in fixed network costs and wages and salaries expenses and partially netted off by a decrease in interconnect costs due to a lowering of interconnect rates, despite the increase in off-net traffic.

Net finance income increased 56.2%, from $141.4 million in 2009 to $220.8 million in 2010. On a TRY basis, net finance income also increased 49.8% mainly due to a decrease in interest expense resulting from the absence of provisions related to litigation late payment interest expenses in 2010, partially offset with an increase in loan interest expense due to an increase in outstanding debt balance and a decrease in interest income arising from lower interest rates. Change in translation gain/(loss) due to the 2.7% depreciation of the TRY against the USD in 2010, as opposed to the 0.4% appreciation of the TRY against the USD in 2009, also has a positive impact on improvement of net finance income since Turkcell has a long position.

Depreciation expense increased 19.8% from $396.3 million in 2009 to $474.7 million in 2010. On a TRY basis, depreciation expense also increased 17.2%.

Euroasia

2011 compared to 2010

Astelit, in which we hold a 55.0% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”. Since its inception in February 2005, Astelit has worked on establishing network coverage to provide high quality services in Ukraine. As of December 31, 2011, Astelit had established 9,482 base stations to ensure a rapid roll out of its infrastructure, which currently covers approximately 97.8% of the Ukrainian’s whole population. “life:)” was the first in the market to introduce EDGE and GPRS services, which provide the highest data transfer speed available in the Ukrainian GSM network. Astelit has also focused on establishing brand awareness and values as well as growing its subscriber base. Through its distribution channel of approximately 34,443 non-exclusive sales points throughout Ukraine, 433 life:) exclusive sales points and high brand recognition in the Ukrainian market, Astelit’s subscriber base increased 6.6% from 9.1 million at the end of December 31, 2010 to 9.7 million at the end of December 31, 2011. Euroasia’s segment revenue increased 8.7%, from $339.3 million in 2010 to $368.8 million in 2011. Euroasia’s segment revenue increased by 9.2% on an original currency basis mainly stemming from the growth in our subscriber base as well as growth in mobile Internet usage and roaming revenues.

Euroasia’s EBITDA increased 46.0% to reach $94.2 million in 2011 from $64.5 million in 2010. As a percentage of revenues, EBITDA increased 6.5 percentage points to 25.5% in 2011 from 19.0% in 2010. Improvement in EBITDA mainly resulted from an efficient approach to marketing and selling expenses, as well as other cost-control initiatives conducted by Euroasia which resulted in lower selling and marketing expenses both in nominal terms and as a percentage of revenues on an original currency basis.

Net finance cost increased 28.7%, from a $43.2 million loss in 2010 to a $55.6 million loss in 2011, mainly due to higher loan interest expenses and deterioration in foreign exchange gain/loss as a result of the 0.4% depreciation of the Ukrainian Hryvnia against the U.S. Dollar in 2011, as opposed to 0.3% appreciation of the local currency against the U.S. Dollar in 2010, since Euroasia has a short position.

2010 compared to 2009

Astelit’s subscriber base decreased 25.4% from 12.2 million at the end of December 31, 2009 to 9.1 million at the end of December 31, 2010, mainly due to the change in subscriber definition and churn in 2010, which was designed to monitor value-adding subscribers and their behavior more closely. In 2010, Euroasia’s segment revenue decreased 3.4%, from $351.1 million in 2009 to $339.3 million in 2010, while revenue decreased 1.8% on an original currency basis, mainly due to closing of our unprofitable carrier business line and reductions in interconnect rates during the year.

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

Net finance cost decreased 18.2%, from a $52.8 million loss in 2009 to a $43.2 million loss in 2010, thanks to the absence of the foreign exchange losses incurred in 2009 as a result of the 3.7% depreciation of the Ukrainian Hryvnia against the U.S. Dollar in 2009, as opposed to a 0.3% appreciation of the local currency against the U.S. Dollar in 2010, since Euroasia has a short position that is partially offset with the increase in interest expense.

Belarusian Telecom

2011 compared to 2010

In 2011, Belarusian Telecom’s subscriber base grew 20%, reaching 1.8 million people, compared to 1.5 million in 2010, and as a result, Belarusian Telecom’s segment revenue increased on a constant U.S dollar basis. However, Belarusian Telecom’s segment revenues decreased 2.1% from $49.0 million in 2010 to $48.0 million in 2010 due to the 69.1% devaluation of Belarusian Ruble in 2011, on average.

Belarusian Telecom’s EBITDA improved 62.6% from a $32.6 million loss in 2010 to a $12.2 million loss in 2011. On an original currency basis, Belarusian Telecom’s EBITDA improved as well due to a decrease in direct cost of revenues, general administrative expenses and selling and marketing expenses as a percentage of revenues which resulted from a higher increase in revenues when compared with the increase in these operational costs.

Net finance cost increased 869.0% to a $268.4 million loss in 2011 from a $27.7 million loss in 2010, mainly due to deterioration in foreign exchange loss as a result of the devaluation of the Belarusian Ruble against the U.S. Dollar in 2011 by 178.3%, while the Belarusian Ruble only depreciated 4.8% in 2010.

As at December 31, 2011, an impairment test was performed for Belarusian Telecom and an after-tax impairment in the amount of $206.0 million was calculated for the cash-generating unit, mainly due to adverse performance against previous plans resulting from the deteriorated economic environment in Belarus since the second quarter of 2011, and due to the increase in the carrying amount of Belarus operations resulting from inflation accounting, as Belarus was recognized as being a hyperinflationary economy within the context of IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”), as per the decision taken in the fourth quarter of 2011. The aggregate carrying amount of goodwill arising from the acquisition of Belarusian Telecom was totally impaired by $53.0 million and is included in other expense. The remaining impairment amounting to $169.3 million was allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and is included in depreciation expense. The tax effect of the long-lived asset impairment of $16.3 million is included in deferred taxation benefit.

2010 compared to 2009

In 2010, Belarusian Telecom’s subscriber base grew 25.0%, reaching 1.5 million people, compared to 1.2 million in 2009. As a result, Belarusian Telecom’s segment revenue increased 180.0% in 2010, reaching $49.0 million, from $17.5 million in 2009.

Belarusian Telecom’s EBITDA improved 14.9% from a $38.3 million loss in 2009 to a $32.6 million loss in 2010. The improvement in EBITDA resulted from the higher amount of revenue when compared to the increase in the direct cost of revenues, selling and marketing and general administrative expenses. The increase in direct cost of revenues mainly resulted from the increase in interconnection costs, handset costs given as part of loyalty campaigns and fixed network expenses, on an original currency basis.

Net finance cost increased 149.5% to a $27.7 million loss in 2010 from an $11.1 million loss in 2009, mainly as a result of higher interest expenses due to a larger amount of loans and borrowings.

As at December 31, 2010 and 2009, we had impaired goodwill resulting from the acquisition of Belerusian Telecom by $23.5 million and $61.8 million, respectively, following adverse movements in the discount and growth rates, as well as an adverse performance against previous plans. We fully allocate the impairment loss to goodwill and include it in other expenses.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

We had 34.5 million GSM subscribers in Turkey, including 22.9 million prepaid subscribers, as of December 31, 2011, compared to 33.5 million GSM subscribers in Turkey, with 23.3 million prepaid subscribers, as of December 31, 2010. During 2011, we recorded positive net additions of 1.1 million Turkish GSM subscribers.

In Ukraine, we had 9.7 million and 9.1 million subscribers as of December 31, 2011 and 2010, respectively. During 2011, we gained approximately 0.6 million new Ukrainian GSM subscribers. This was primarily due to the positive returns on the regional growth strategy aimed at new acquisitions and expansion of the subscriber base.

Revenues

Total revenues for the year ended December 31, 2011 decreased 6.2% to $5,609.7 million, from $5,982.1 million in 2010, mainly due to the 11.0% depreciation, on average, of the TRY against the USD. On a TRY basis, our revenues increased 4.1% compared to 2010, mainly due to 20.1% growth in Turkcell’s mobile Internet and services revenues, as well as 32.3% higher contribution from our subsidiaries, particularly through Turkcell Superonline and Astelit. Additionally, in 2011, our interconnect revenues increased significantly, mainly due to the increase in incoming airtime, which led to an improvement in the percentage of interconnection revenues in our revenues, whereas our outgoing revenues decreased due to the negative impact of regulatory changes effective from April 1, 2010, and declining prices in the Turkish mobile market.

Revenues from communication fees for the year ended December 31, 2011 decreased 7.8% to $5,225.4 million, from $5,670.2 million in 2010, mainly due to the 11.0% depreciation, on average, of the TRY against the USD. However, our revenues from communication fees increased 2.2% on a TRY basis due to the growth in mobile Internet and service revenues together with the increase in interconnect revenues due to the increase in incoming airtime partially netted off with the decrease in outgoing revenues. Communication fees consist of revenues from postpaid and prepaid subscribers, interconnect revenues and roaming revenues. In Turkey, postpaid revenue increased whereas prepaid revenue decreased compared to 2010. Although the total number of postpaid subscribers is significantly lower than the total number of prepaid subscribers, the contribution, in absolute terms, of postpaid revenues to total revenue growth is higher than the deterioration in prepaid revenues in Turkey. This is mainly due to higher average revenue per postpaid subscriber. Postpaid subscriber usage is generally higher than prepaid subscriber. In Turkey, during 2011, we maintained our focus on the postpaid segment, with newly launched campaigns and offers, increased data lines, increased penetration of smartphones and promotions to switch customers from the prepaid to the postpaid segment. We focus on postpaid subscribers because there is, in general, a higher average revenue per postpaid subscriber and a lower churn rate. In 2011, postpaid average revenue per user was $23.1 whereas prepaid average revenue per user was $6.6. These figures indicate that postpaid average revenue per user is approximately 3.5 times the prepaid average revenue per user. Therefore, the increase in the number of postpaid subscribers has a positive effect on blended average revenue per user on a constant U.S. dollar basis.

Commission revenues from our betting business increased to $51.4 million for the year ended December 31, 2011, from $31.2 million for the year ended December 31, 2010. On a TRY basis, commission revenues increased 85.2%. This increase was primarily due to the increase in betting turnover and the positive effect of betting operations started in Azerbaijan.

Monthly fixed fees revenue decreased 16.4% to $63.0 million for the year ended December 31, 2011, compared to $75.4 million for the year ended December 31, 2010. On a TRY basis, monthly fixed fees revenue decreased 7.9% mainly due to the increased usage of packages which do not include monthly fixed fees.

Direct cost of revenues

Direct cost of revenues, including depreciation and amortization, increased 5.4% to $3,528.9 million in 2011 from $3,349.0 million for the year ended December 31, 2010. On a TRY basis, direct cost of revenues increased 18.2% compared to 2010, due to an increase in depreciation and amortization expenses mainly resulting from the impact of inflation accounting in Belarus and the impairment impact recognized for Belarusian operations together with an increase in interconnect costs and network related expenses.

Treasury shares and universal funds paid to the Turkish Treasury and Ministry of Transport, Maritime Affairs and Communications (“Turkish Ministry”) decreased 6.6%, from $826.7 million for the year ended December 31, 2010 to $772.4 million in 2011, primarily due to the 11.0% depreciation, on average, of the TRY against the USD; however, they increased 3.6% on a TRY basis parallel to increases in revenues and therefore remained almost the same as a percentage of revenues.

Depreciation and amortization charges increased 22.0%, from $757.4 million for the year ended December 31, 2010 to $924.4 million in 2011, while on a TRY basis depreciation and amortization charges increased 39.8%, mainly due to the impact of inflation accounting in Belarus and the impairment impact recognized for Belarusian operations together with impact of the fixed asset useful life revision. The amortization expense for our GSM license and other telecommunication operating licenses was $66.0 million and $70.8 million for the years ended December 31, 2011 and 2010, respectively.

Interconnection and termination costs increased 9.8% to $631.7 million in 2011 from $575.2 million for the year ended December 31, 2010. In addition, they increased 22.4% on a TRY basis due to a significant increase in off-net traffic.

Transmission costs, site costs and maintenance costs decreased approximately 18.4%, from $181.4 million for the year ended December 31, 2010 to $148.0 million in 2011. On a TRY basis, these costs decreased 9.0%, resulting from the significant decrease in the average unit rent of leased lines. Furthermore, uncapitalizable radio costs and expenses increased 6.1%, from $329.6 million for the year ended December 31, 2010 to $349.8 million in 2011. In addition, radio costs increased 18.7% on a TRY basis due to the increase in the number of radio base stations.

Wages, salaries and personnel expenses for technical personnel increased 4.2% to $275.8 million in 2011 from $264.7 million for the year ended December 31, 2010. They increased 15.7% on a TRY basis due to the increase in the number of employees and a periodic increase in wages and salaries.

Roaming expenses decreased 20.8% to $47.9 million in 2011, from $60.5 million for the year ended December 31, 2010. On a TRY basis they decreased 11.6% due to a decrease in GSM roaming tariffs between international operators and Turkcell, partially netted off by an increase in roaming durations.

Billing costs increased 2.3% to $54.5 million in 2011 from $53.3 million for the year ended December 31, 2010. On a TRY basis they increased 13.0%, primarily due to an increase in the number of postpaid subscribers.

As a percentage of revenues, direct cost of revenues increased 6.9 percentage points to 62.9% in 2011, from 56.0% in 2010, mainly due to increases in depreciation and amortization expenses 3.8 pp. interconnection expenses 1.6 pp wages and salaries 0.5 pp network related expenses 0.3 pp and other items 0.7 pp as a percentage of revenues.

Gross profit margin decreased 6.9 percentage points to 37.1% in 2011 from 44.0% in 2010.

Administrative expenses

General and administrative expenses decreased 29.0%, to $246.5 million in 2011 from $347.3 million in 2010. On a TRY basis, these expenses decreased 21.3%, mainly due to decrease in bad debt expenses due to a change in bad debt policy and improved collection performance for the receivables from last year and earlier, which partially set off increased wages and salary expenses resulting from periodic increases in such figures and a higher number of personnel. As a percentage of revenues, general and administrative expenses decreased to 4.4% for the year ended December 31, 2011, from 5.8% in 2010.

Wages, salaries and personnel expenses for non-technical and non-marketing employees decreased 2.7%, to $98.1 million in 2011 from $100.8 million for the year ended December 31, 2010. On a TRY basis, they increased 8.6%, primarily due to periodic increases in wages and salaries and an increase in the number of personnel.

Bad debt expenses decreased 75.1% to $31.4 million in 2011 from $126.3 million for the year ended December 31, 2010. On a TRY basis, they decreased 72.9%, mainly due to a change in bad debt policy and improved collection performance for the receivables from last year and prior years. We provided an allowance of $327.4 million and $376.8 million for doubtful receivables for the years ended December 31, 2011 and 2010, respectively, depending on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions.

Other expenses, including collection and consulting expenses, decreased 2.7% to $117.0 million in 2011 from $120.2 million for the year ended December 31, 2010. On a TRY basis, they increased 7.7% due to the increase in consultancy expenses.

Selling and marketing expenses

Selling and marketing expenses decreased 6.9% to $1,010.6 million in 2011 from $1,085.8 million for the year ended December 31, 2010. However, on a TRY basis, they increased 3.1%, primarily due to higher selling and marketing expenses together with higher wages and salary expenses partially netted off with a decrease in frequency usage fees paid for prepaid subscribers. As a percentage of revenues, selling and marketing expenses decreased from 18.2% for the year ended December 31, 2010 to 18.0% for the year ended December 31, 2011.

Selling expenses, which consist of distributor support, dealer support, and other selling expenses, decreased 1.1%, to $415.6 million for 2011 from $420.3 million for 2010. On a TRY basis, selling expenses increased 9.9%, mainly due to higher dealer support expenses in 2011 resulting from increase in postpaid subscriber acquisitions.

Total marketing expenses, which consist of advertising, market research, sponsorships expenses and customer relations expenses, increased 4.9%, to $277.6 million in 2011 from $264.6 million for the year ended December 31, 2010. On a TRY basis, they increased 16.3%, mainly due to an increase in the volume of advertisements in 2011 compared to 2010.

Prepaid subscribers’ frequency usage fee expenses decreased 49.8%, to $111.0 million in 2011 from $221.1 million for the year ended December 31, 2010. On a TRY basis, these expenses decreased 46.0%, mainly as a result of the positive impact of the frequency fee charged to some of the prepaid subscribers starting from June 2011. Decline in the prepaid subscriber base also has an impact on the decrease in prepaid subscribers’ frequency usage fee expenses which is partially netted off with the increase in frequency usage fee tariff.

Wages, salaries and personnel expenses for selling and marketing employees increased 4.3%, to $141.7 million in 2011 from $135.8 million for the year ended December 31, 2010. On a TRY basis, these expenses increased 15.8%, due to an increase in the number of employees and a periodic increase in wages and salaries.

Other operating income/(expense)

Other operating expense increased to $128.7 million in 2011 from $49.5 million in 2010, mainly due to impairment charges recognized on our investments together with an increase in legal penalties incurred in 2011.

Other expenses for the year ended December 31, 2011 are mainly comprised of: an impairment charge recognized on goodwill arising from the acquisition of Belarusian Telecom amounting to $53.0 million, and impairments recognized on our investments in Atel and Aks TV amounting to $15.8 million and $5.7 million, respectively. In addition, provisions for Special Communication Tax (“SCT”) on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007, as explained in Note 33 (Commitments and Contingencies, Legal Proceedings) to our consolidated financial statements in this Form 20-F, amounting to $31.2 million, a penalty regarding the fine applied for tariffs above upper limits amounting to $23.5 million, a penalty imposed as a result of an investigation into breaching confidentiality of personal data, and relevant legislation, of $5.4 million, a penalty on the compatibility of our practices regarding the subscription annulment procedures amounting to $5.0 million, a penalty imposed as a result of the investigation initiated by the ICTA upon the complaint of a subscriber regarding our overcharging of data tariffs and international roaming campaigns amounting to $0.7 million and $2.7 million, respectively, and a penalty regarding number portability amounting to $1.2 million, are also recorded as other expense.

Results from operating activities

Results from operating activities decreased to $695.0 million in 2011 from $1,150.5 million for the year ended December 31, 2010. As a percentage of revenues, results from operating activities decreased from 19.2% in 2010 to 12.4% in 2011 mainly due to an increase in the direct cost of revenues and other operating income/(expense) as a percentage of revenues.

Net financial income/(costs)

Net financial income decreased 76.7% in 2011, to $40.6 million from $174.5 million in 2010, due to an increase in financial expenses from $102.6 million in 2010 to $289.7 million in 2011, mainly arising from a higher translation loss, which was partially netted off by an increase in finance income from $277.1 million in 2010 to $330.3 million in 2011. On a TRY basis, net financial income decreased 93.4%.

Finance income increased 19.2%, to $330.3 million in 2011 from $277.1 million for the year ended December 31, 2010. On a TRY basis, it increased 30.7% due to increase in interest income on time deposits resulting from the increase in cash balance including time deposits with maturity of more than 3 months.

Finance cost increased 182.4%, to $289.7 million in 2011 from $102.6 million for the year ended December 31, 2010. On a TRY basis, it increased 244.4%, mainly due to higher translation losses, which increased from a $13.8 million loss in 2010 to a $202.7 million loss in 2011. Foreign exchange losses in 2011 and 2010 are mainly attributable to our net foreign exchange position.

Monetary gain(/loss)

We recognize a monetary gain/(loss) amounting to $144.8 million, which arose from our Belarusian operations. The economic environment in Belarus deteriorated significantly starting from the second quarter of 2011. The cumulative inflation in the last three years exceeded 100%. As a result, Belarus was considered a hyperinflationary economy. In consequence, the accounting rules for “Reporting in hyperinflationary economies” were applied to our Belarusian operations for the year ending December 31, 2011. With respect to this, monetary gain is recorded as a result of the effect of general inflation and calculated as the difference resulting from the restatement of non-monetary assets, shareholders’ equity and statement of income items.

Share of profit of equity accounted investees

Our share of profit of equity accounted investees increased 11.5% in 2011, to $136.9 million from $122.8 million for 2010, mainly due to a higher net income contribution from Fintur, particularly from its operations in Kazakhstan.

We have eliminated A-Tel’s revenue that is generated from services rendered to us to the extent of our share in A-Tel, with corresponding elimination from selling and marketing expenses in our consolidated financial statements. This consolidation elimination had a negative impact on the share of profit of the equity accounted investees line.

Income tax expense

Income tax expense decreased 8.9% in 2011, to $292.2 million from $320.8 million in 2010, mainly due to the 11.0% depreciation, on average, of the TRY against the USD. On a TRY basis, income tax expense increased 0.3%.

The effective tax rate was 28.7% and 22.2% for the years ended December 31, 2011 and 2010, respectively.

Our domestic tax rate is 20%. Differences between the effective tax rate and our domestic tax rate include, but are not limited to, the effect of allowance for deferred tax assets, tax rates in foreign jurisdictions, tax exempt income and non-deductible expenses.

Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated financial statements of operations under “non-controlling interests”. Non-controlling interests decreased to a $26.6 million gain for the year ended December 31, 2011, compared to a $43.2 million gain for 2010.

Non-controlling interest gain from Euroasia’s net loss amounting to $75.8 million in 2011 is $34.1 million for the year ended December 31, 2011 whereas non-controlling interest gain from Euroasia’s net loss amounting to $101.0 million in 2010 is $45.4 million. Besides, non-controlling interest gain recognized from our investment in Azerinteltek decreased to $1.6 million in 2011 from $2.7 million in 2010 and we recognized non-controlling interest gain from Fizy amounting to $0.5 million for the first time in 2011. In addition, net profit generated by Inteltek for the years ended December 31, 2011 and 2010 resulted in a loss from non-controlling interests of approximately $9.6 million and $4.9 million, respectively.

Profit for the year attributable to equity holders of the Company

Profit for the year attributable to equity holders of the Company decreased from $1,170.2 million in 2010 to $751.7 million in 2011. Profit for the period attributable to equity holders of the Company also decreased on a TRY basis by 33.2%. This was mostly due to the increase in direct cost of revenues which primarily arose from increase in depreciation expenses, together with deterioration in net finance income and other operating income/expense partially netted off with the positive impact of monetary gain/loss.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

We had 33.5 million GSM subscribers in Turkey, including 23.3 million prepaid subscribers, as of December 31, 2010, compared to 35.4 million GSM subscribers in Turkey, with 26.0 million prepaid subscribers, as of December 31, 2009. During 2010, we lost approximately 1.9 million Turkish GSM subscribers.

In Ukraine, we had 9.1 million and 12.2 million subscribers as of December 31, 2010 and 2009, respectively. During 2010, we lost approximately 3.1 million new Ukrainian GSM subscribers. This was primarily due to the change in subscriber definition and churn in 2010, which was designed to monitor value-adding subscribers and their behavior more closely.

Revenues

Total revenues for the year ended December 31, 2010 increased 3.3% to reach $5,982.1 million, from $5,790.0 million in 2009, mainly due to the 2.9% appreciation, on average, of the TRY against the USD. On a TRY basis, our revenues increased 0.8% compared to 2009, mainly due to an increase in Turkcell’s mobile Internet and services revenues, as well as a higher contribution from our subsidiaries, particularly through Turkcell Superonline, despite regulatory decisions relating to a decrease in interconnection rates and a price cap. In 2010, our interconnect revenues decreased significantly, mainly due to cuts in interconnect rates, which led to a decline in the percentage of interconnection revenues in our revenues.

Revenues from communication fees for the year ended December 31, 2010 increased 2% to $5,670.2 million, from $5,557.3 million in 2009, mainly due to the 2.9% appreciation, on average, of the TRY against the USD. However, our revenues from communication fees decreased 0.5% on a TRY basis due to regulatory decisions leading to lower interconnect tariffs and a price cap which were partially offset by the growth in mobile Internet and service revenues together with the increasing postpaid subscriber base. Communication fees consist of revenues from postpaid and prepaid subscribers, interconnect revenues and roaming revenues. Although the total number of postpaid subscribers is significantly lower than the total number of prepaid subscribers, the contribution, in absolute terms, of postpaid revenues to total revenue growth is higher than the growth in prepaid revenues in Turkey. This is mainly due to higher average revenue per postpaid subscriber. Postpaid subscribers’ usage is generally higher than prepaid subscribers’. In Turkey, during 2010, we maintained our focus on the postpaid segment, with newly launched campaigns and offers, increased data lines and promotions to switch customers from the prepaid to postpaid segment. We focus on postpaid subscribers because there is, in general, a higher average revenue per postpaid subscriber. In 2010, postpaid average revenue per user was $26.6 whereas prepaid average revenue per user was $7.6. These figures indicate that postpaid average revenue per user is approximately 3.5 times the prepaid average revenue per user. Therefore, the increase in the number of postpaid subscribers has a positive effect on blended average revenue per user.

Commission revenues from our betting business decreased to $31.2 million for the year ended December 31, 2010, from $42.7 million for the year ended December 31, 2009. On a TRY basis, commission revenues decreased 29.3%. This decrease was primarily due to the lower commission rate we received as the head agent of the fixed-odds betting games through 2010 (1.4% of gross takings compared to our previous agreement, which ended in March 2009, of 7% of gross takings and a 4.3% commission).

Monthly fixed fees revenue increased 77.4% to reach $75.4 million for the year ended December 31, 2010, compared to $42.5 million for the year ended December 31, 2009, mainly due to an increase in our postpaid subscriber base and an increase in our monthly fixed fee per subscriber. On a TRY basis, monthly fixed fees revenue increased 72.0%.

Direct cost of revenues

Direct cost of revenues, including depreciation and amortization, increased 8.1% to $3,349.0 million in 2010 from $3,097.1 million for the year ended December 31, 2009. On a TRY basis, direct cost of revenues increased 5.7% compared to 2009, mainly due to an increase in depreciation and amortization expenses arising from certain fixed asset write-offs, the depreciation impact on asset retirement obligation and an increase in network related expenses, which were partially offset by lower interconnect costs as a result of the significant decrease in interconnect rates, despite the increase in off-net airtime.

Treasury shares and universal funds paid to the Turkish Treasury and Turkish Ministry increased 2.1%, from $809.8 million for the year ended December 31, 2009 to $826.7 million in 2010, primarily due to the 2.9% appreciation, on average, of the TRY against the USD; however they decreased 0.5% on a TRY basis and remained almost the same as a percentage of revenues.

Depreciation and amortization charges increased 28.2%, from $590.7 million for the year ended December 31, 2009 to $757.4 million in 2010, while on a TRY basis depreciation and amortization charges increased 25.4%, mainly due to fixed asset write-offs related to our obsolete equipment owned by Turkcell and other group companies and the depreciation impact on asset retirement obligation. The amortization expense for our GSM license and other telecommunication operating licenses was $70.8 million and $50.4 million for the years ended December 31, 2010 and 2009, respectively.

Interconnection and termination costs decreased 6.4% to $575.2 million in 2010 from $614.7 million for the year ended December 31, 2009. In addition, they decreased 8.0% on a TRY basis due to significant decreases in interconnection rates, despite the increase in off-net traffic.

Transmission costs, site costs and maintenance costs decreased approximately 7.3%, from $195.6 million for the year ended December 31, 2009 to $181.4 million in 2010. On a TRY basis, these costs decreased 9.5%, resulting from the significant decrease in the average unit rent of leased lines. Furthermore, uncapitalizable radio costs and expenses increased 18.1%, from $279.2 million for the year ended December 31, 2009 to $329.6 million in 2010. In addition, radio costs increased 15.2% on a TRY basis due to higher electricity prices and the increase in the number of radio base stations.

Wages, salaries and personnel expenses for technical personnel increased 15.7% to $264.7 million in 2010 from $228.7 million for the year ended December 31, 2009. They increased 12.9% on a TRY basis due to the increase in the number of employees and a periodic increase in wages and salaries.

Roaming expenses decreased 16.8% to $60.5 million in 2010, from $72.7 million for the year ended December 31, 2009. On a TRY basis they decreased 18.7% due to a decrease in tariffs between international operators and Turkcell, partially netted off by an increase in roaming durations.

Billing costs increased 18.2% to $53.3 million in 2010 from $45.1 million for the year ended December 31, 2009. On a TRY basis they increased 15.4%, primarily due to an increase in the number of postpaid subscribers and higher postage fees.

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

Administrative expenses

General and administrative expenses increased 27.2%, to $347.3 million in 2010 from $273.1 million in 2009. On a TRY basis, these expenses increased 23.9%, mainly due to a higher amount of bad debt expenses arising from the increase in our postpaid subscriber base and higher wages and salaries resulting from periodic increases in such figures and a higher number of personnel. As a percentage of revenues, general and administrative expenses increased to 5.8% for the year ended December 31, 2010, from 4.7% in 2009.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 22.0%, to $100.8 million in 2010 from $82.6 million for the year ended December 31, 2009. On a TRY basis, they increased 18.6%, primarily due to periodic increase in wages and salaries and an increase in the number of personnel.

Bad debt expenses increased 67.5% to $126.3 million in 2010 from $75.4 million for the year ended December 31, 2009. On a TRY basis, they increased 63.4% mainly due to an increase in the postpaid subscriber base. We provided an allowance of $376.8 million and $268.2 million for doubtful receivables for the years ended December 31, 2010 and 2009, respectively, depending on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions.

Other expenses, including collection and consulting expenses, increased 4.4% to $120.2 million in 2010 from $115.1 million for the year ended December 31, 2009. On a TRY basis, they increased 2.0% due to the increase in consultancy expenses.

Selling and marketing expenses

Selling and marketing expenses increased 0.1%, to $1,085.8 million in 2010 from $1,085.1 million for the year ended December 31, 2009. However, on a TRY basis, they decreased 2.5% primarily due to lower selling expenses and frequency usage fees paid for prepaid subscribers, which were partially offset by higher wages and salaries. As a percentage of revenues, selling and marketing expenses decreased from 18.7% for the year ended December 31, 2009 to 18.2% for the year ended December 31, 2010.

Selling expenses, which consist of distributor support, dealer support, and other selling expenses, decreased 7.0%, to $420.3 million for 2010 from $451.7 million for 2009. On a TRY basis, selling expenses decreased 9.3%, mainly due to lower distributor and dealer support expenses in 2010 resulting from fewer subscriber acquisitions.

Total marketing expenses, which consist of advertising, market research, sponsorships expenses and customer relations expenses increased 3.5%, to $264.6 million in 2010 from $255.6 million for the year ended December 31, 2009. On a TRY basis, they increased 0.8% mainly due to an increase in the volume of advertisements in 2010 compared to 2009, partially netted off by a decrease in sponsorship expenses.

Prepaid subscribers’ frequency usage fee expenses decreased 7.9%, to $221.1 million in 2010 from $240.1 million for the year ended December 31, 2009. On a TRY basis, these expenses decreased 10.3% as a result of the decline in the prepaid subscriber base, which was partially netted off by an increase in the frequency usage fee per subscriber.

Wages, salaries and personnel expenses for selling and marketing employees increased 34.3%, to $135.8 million in 2010 from $101.1 million for the year ended December 31, 2009. On a TRY basis, these expenses increased 31.0% due to an increase in the number of employees and a periodic increase in wages and salaries.

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

Results from operating activities

Results from operating activities decreased to $1,150.5 million in 2010 from $1,224.4 million for the year ended December 31, 2009. As a percentage of revenues, results from operating activities decreased from 21.1% in 2009 to 19.2% in 2010, mainly due to an increase in the direct cost of revenues and administrative expenses as a percentage of revenues.

Net financial income /(costs)

Net financial income increased 22.8% in 2010, to $174.5 million from $142.1 million in 2009, due to a decrease in financial expenses from $187.5 million in 2009 to $102.6 million in 2010, arising from lower litigation late payment interest expenses, which were partially netted off by a decrease in finance income from $329.6 million in 2009 to $277.1 million in 2010. The latter was due to a decrease in interest income resulting from lower interest rates. On a TRY basis, net financial income increased 18.0%.

Finance income decreased 15.9%, to $277.1 million in 2010 from $329.6 million for the year ended December 31, 2009. On a TRY basis, it decreased 18.3% due to lower interest rates.

Finance cost decreased 45.3%, to $102.6 million in 2010 from $187.5 million for the year ended December 31, 2009. On a TRY basis, it decreased 46.6% mainly due to lower litigation late payment interest expenses arising from legal disputes, which were partially netted off by an increase in interest expenses on loans as a result of higher outstanding loan balances as well as higher translation losses, which increased from a $0.6 million loss in 2009 to a $13.8 million loss in 2010. Foreign exchange losses in 2010 and 2009 are mainly attributable to our net foreign exchange position.

Share of profit of equity accounted investees

Our share of profit of equity accounted investees increased 56.6% in 2010, to $122.8 million from $78.4 million for 2009 mainly due to a higher net income contribution from Fintur, particularly from its operations in Kazakhstan.

We have eliminated A-Tel’s revenue that is generated from services rendered to us to the extent of our share in A-Tel, with corresponding elimination from selling and marketing expenses in our consolidated financial statements. This consolidation elimination had a negative impact on the share of profit of equity accounted investees line.

Income tax expense

Income tax expense for the year ended December 31, 2010 was $320.8 million compared to $340.1 million in 2009. On a TRY basis, income tax expense decreased 8.6% due to lower profit before tax.

The effective tax rate was 22.2% and 23.5% for the years ended December 31, 2010 and 2009, respectively.

Our domestic tax rate is 20%. Differences between the effective tax rate and our domestic tax rate include, but are not limited to, the effect of allowance for deferred tax assets, tax rates in foreign jurisdictions, tax exempt income and non-deductible expenses.

Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated financial statements of operations under “non-controlling interests”. Non-controlling interests increased to a $43.2 million gain for the year ended December 31, 2010, compared to a $10.8 million loss for 2009.

For the year ended December 31, 2009, Euroasia generated a net loss of $111.8 million and had negative equity. Therefore, non-controlling interest loss was not allocated from Euroasia’s net loss in 2009. Non-controlling interest gain allocated from Euroasia’s net loss amounting to $101.0 million in 2010 is $45.4 million. In addition, non-controlling interest gain recognized from our investment in Azerinteltek amounted to $2.7 million. However, net profit generated by Inteltek for the years ended December 31, 2010 and 2009 resulted in a loss from non-controlling interests of approximately $4.9 million and $10.8 million, respectively.

Profit for the year attributable to equity holders of the Company

Profit for the year attributable to equity holders of the Company increased from $1,094.0 million in 2009 to $1,170.2 million in 2010. Profit for the period attributable to equity holders of the Company also increased on a TRY basis by 3.7%. This was mainly due to an increase in net finance income, share of profit of equity accounted investees and non-controlling interests, partially netted off by a decrease in the results of our operating activities.

Effects of Inflation

The annual inflation rates in Turkey were 10.5%, 6.4% and 6.5% for the years ended December 31, 2011, 2010 and 2009, respectively, based on the Turkish consumer price index. Sharp increases in import prices and the decline in the TRY were the main factors causing inflation to exceed the CBRT’s 5.5% year-end target in 2011. The rise in inflation, which hit a double-digit figure in 2011, is expected to be temporary. However, inflation is likely to remain high in the first half of the year 2012 due to the unfavorable base effect, recent electricity and natural gas price hikes and the delayed impact of currency weakness. A greater favorable base effect is expected to be seen in the fourth quarter of 2012. Under the assumptions of a broadly stable exchange rate and continued deceleration in domestic demand, inflation could decline to about 6.5% at year-end, which is in line with CBRT’s forecast. The current inflation target set by the CBRT is 5.2%, with a confidence interval of between 3.0% and 7.0% for 2012. The most recent CBRT expectations survey indicates that consumer inflation will decrease to around 7.5% by the end of 2012. For additional information, see “Item 3.A. Selected Financial Data—Exchange Rate Data” and “Item 3.D. Risk Factors”.

Belarus is currently in the middle of an economic crisis. However, this is not related to global economic uncertainty, but typical of a country at the beginning of its transition from a centrally-planned economy to a market economy. Due to the 178% change in USD/Belarusian Ruble, consumer prices increased to 108.7% in 2011, one of the highest inflation rates in the world. According to the Belarus Finance Minister, inflation in 2012 will be kept within 20-23% by pursuing a tight monetary policy and maintaining the stable exchange rate of foreign currency.

Foreign Currency Fluctuations

We conduct our business in several currencies other than functional currencies of each of our locations. As a result of our exposure to foreign currency, exchange rate fluctuations have a significant impact, in the form of both translation and transaction risks, on our consolidated financial statements.

Exchange rate movements impact our assets and liabilities denominated in currencies other than TRY, Ukrainian Hryvnia, Belarusian Rubles, Euro and Azerbaijan Manat for our operations in Turkey, Ukraine, Belarus, Germany and Azerbaijan, respectively. We use forward exchange contracts and options to hedge our non-TRY denominated liabilities.

The foreign exchange risks that our Turkish activities are exposed to as a result of purchases and borrowings in U.S. Dollars and Euros have to date been manageable, as there is a developed market enabling the hedging of such risk; however, in Belarus, hedging is almost impossible due to restricted and undeveloped financial markets. No international bank offers or prices hedging instruments and local banks are undercapitalized to be able to enter into transactions as a counterparty. In Ukraine, the only hedging tool seems to be non-deliverable forwards (“NDF”) which is a cash-settled product in USD, a short-term forward contract on a non-convertible foreign currency which could not be delivered offshore. The liquidity in the UAH NDF market is very thin and more expensive than the forward rates. In the current economic environment and considering the aforementioned political uncertainties, there is a possibility of further devaluations in Belarus and also as Ukraine’s economy is fragile and vulnerable to external shocks, there is a possibility that UAH can be devalued. Any fluctuation in the NDF market can signal the market expectation on UAH devaluation.

Our foreign currency risk management policy is focused on hedging foreign currency exposure arising from non-TRY denominated liabilities and purchase commitments. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. We hedge our currency risks with forward exchange contracts and options.

Interest Rate Hedging

Monitoring and examining financing opportunities to improve our financial flexibility and performance has been a continuous process for us. Depending on the availability in both domestic and international debt/capital markets, we continuously monitor new financing alternatives for contingency purposes as well as to fund potential new investments or acquisitions. We are exposed to interest rate risk as 72% of our total debt portfolio is based on floating rate. We also closely monitor various hedging alternatives to hedge our interest rate risk with a minimum cost. In June 2011, we engaged in a forward start collar agreement for half of our five-year maturity portfolio that is exposed to interest rate risk. The collars hedge variable interest rate risk for the period between 2013 and 2015.

New Accounting Standards Issued

See Note 3 (Significant Accounting Policies, New Standards and Interpretations) of our Consolidated Financial Statements in this Form 20-F.

5.B Liquidity and Capital Resources

Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile communications network, for operational capital expenditures, for working capital, and to service our debt obligations. A summary of our consolidated cash flows for the years ended December 31, 2011, 2010 and 2009, is as follows:

	2011	2010	2009
U.S. $ million
Net cash provided by operating activities	925.8	1,262.6	1,316.6
Net cash used for investing activities	(1,410.5)	(704.9)	(1,485.0)
Net cash generated/(used) for financing activities	31.6	(303.7)	(5.4)
Net cash increase/(decrease) in cash and cash equivalents	(453.1)	254.0	(173.9)
Effects of foreign exchange rate fluctuations on cash and cash equivalents	(335.7)	(48.0)	8.7

Net cash provided by our operating activities for the years ended December 31, 2011 and 2010, amounted to $925.8 million and $1,262.6 million, respectively.

Net cash from operating activities decreased in 2011, parallel to a $401.9 million decrease in profit from operational activities compared to 2010. However, we consider the subtotal after the adjustments for profit for the period in order to analyze the increase in cash from operating activities. Since these lines are adjusting in nature, they are to be excluded from net cash from operating activities, as they either do not have any effect on net cash from operating activities or they have an offsetting effect on the changes in working capital. As a result, the trend in cash from operating activities should be correlated with the trend in results from operating activities and income tax expense. The corresponding subtotal, after adjustments, decreased from $1,879.2 million in 2010 to $1,403.0 million in 2011. The negative impact of the decrease in operational revenues, together with the increase in interest paid and decrease in dividends received ($71.3 million in 2011 from $99.8 million in 2010), was partially netted off with the decrease in income taxes paid ($276.2 million in 2011 from $322.8 million in 2010) and resulted in a 26.7% decrease in net cash provided by our operating activities.

Net cash used for investing activities for the years ended December 31, 2011 and 2010, amounted to $1,410.5 million and $704.9 million, respectively. The increase in net cash used for investing activities is mainly due to an increase in acquisitions of financial assets partially offset by the decrease in capital expenditures and increase in interest received. For the year ended December 31, 2011, we spent approximately $866.0 million on capital expenditures compared to $1,078.6 million in 2010. Of the $866.0 million in capital expenditures, approximately $473.5 million was related to capital expenditures made by Turkcell, mainly for our mobile communications network in Turkey, whereas such amount was $506.1 million in 2010. Total capital expenditures of Euroasia remained almost stable at $65.1 million for the year ended December 31, 2011, compared to $66.5 million for the year ended December 31, 2010, whereas total capital expenditures of Turkcell Superonline decreased from $310.6 million in 2010 to $207.9 million in 2011.

We have gathered net cash from our financing activities for the year 2011 amounting to $31.6 million, whereas we have $303.7 million of net cash used for 2010. The change is mainly attributable to the decrease in dividends paid and lower repayment of loans and borrowings, partially netted with the decrease in proceeds from the issuance of loans and borrowings. In 2011, proceeds from the issuance of loans and borrowings was $552.9 million, compared to $1,071.8 million in 2010. We repaid $516.9 million of our loans and borrowings in 2011, compared to $772.9 million in 2010, and we made a dividend payment totaling $4.0 million in 2011, compared to $590.5 million in 2010.

Source of liquidity

Our loans from financial institutions consist of local and international bank borrowings with either fixed or variable interest rates. A significant portion of our bank borrowings is utilized to finance our consolidated subsidiaries’ financing needs. All of our loans are denominated in U.S. Dollar, Belarusian Ruble (“BYR”), EUR or TRY denominated. The variable interest rates vary from Libor + 1.35% to Libor + 4.60% for the loans denominated in U.S. Dollars, refinancing rate of the National Bank of Belarus + 2 for the loans denominated in BYR, variable Euro rate vary from Libor + 2.65% to Libor + 3.465%. The fixed interest rates vary from 2.24% to 8.00% for the loans denominated in U.S. Dollars, and from 10.24% to 15.0% for the loans denominated in TRY. The loans are payable over the period from 2012 to 2024.

The ratio of our loans and borrowings to equity was 33% as of December 31, 2011, compared to 29% as of December 31, 2010. We have been able to maintain our leverage at a satisfactory level and well in line with our targets. For more information, see Note 25 to our Consolidated Financial Statements.

We are continuing our efforts to selectively seek out and evaluate new international investment opportunities. These opportunities could include the purchase of licenses and acquisitions in markets outside of Turkey in which we do not currently operate. In the future, we may reinitiate, as necessary, our efforts to create a financing arrangement, such as a term loan facility.

On December 30, 2005, Euroasia, together with ING Bank N.V. (“ING Bank”) and Standard Bank London Ltd. (“Standard Bank”), finalized a long-term syndicated financing project of $390.0 million, of which $390.0 million had been used.

By the end of 2006, we decided to take over all or a portion of the rights and obligations of Euroasia’s senior creditors, who may decline to participate in the facilities following restructuring. On April 19, 2007, Euroasia sent a letter, accompanied by a term sheet, to ING Bank, the Facility Agent. With this term sheet, Euroasia proposed a restructuring of the senior syndicated facility and provided that in the event that some or all of the creditors did not consent to the proposed amendments, Turkcell would purchase the loans and commitments held by such non-consenting creditors. Since the creditors did not consent to the proposed amendments, Euroasia repaid the lenders under the long-term syndicated financing project on June 27, 2007, through borrowings from Financell, a wholly-owned subsidiary. As of December 31, 2011, the outstanding balance was $177.4 million.

In addition, as part of the project financing package, a long term junior facility of up to $150.0 million (including interest amounting to $24.0 million) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank T.A.S. Malta Branch. The junior facility is fully guaranteed by Turkcell. This facility was fully utilized as at December 31, 2011.

As of February 1, 2012, Astelit had debt repayments due to Euroasia in the amount of $150 million and to Financell in the amount of $173 million. Since June 2011, Astelit has not met the payment obligations, which were waived until February 1, 2012. Since that date, our Board of Directors has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations to Euroasia and Financell totaling $323 million and defaulted on its loan agreements. As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $554 million (currently decreased to $402 million, following our $150 million guarantee payment) and waivers were obtained for the aforementioned loans before March 31, 2012. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited together with a guarantee and indemnity given by System Capital Management Limited. Financell has rights to commence enforcement of pledges and guaranteeunder certain conditions.

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150 million to finance Astelit, also defaulted on its loan on March 30, 2012. As a guarantor, we paid $150 million to related bankson April 6, 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by System Capital Management Limited has been established in favor of Turkcell. Upon payment of the guaranteed amount, Turkcell has the right to commence enforcement of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above) totaling $402 million and waivers are being sought for the aforementioned loans.

With respect to the amounts due to Financell, our Board of Directors decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be up to $410.7 million principle amount plus sum of interest, any other costs, expenses and fees that may accrue in connection with the credit line agreements. This guarantee includes the debt repayments of $173 million due under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due. Astelit’s debts are denominated in foreign currencies which expose Astelit to foreign exchange and convertibility risks.

Under the current assumptions and circumstances, we expect to generate adequate levels of cash to maintain a positive cash position in the future and to have positive cash flow related to our communications and technology activities in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow and our strong cash balance as of December 31, 2011. However, we continue to experience difficult pricing and competitive conditions in our markets, which have caused a decrease in our net cash provided by operating activities, which we expect will continue. We are also facing increased capital needs to finance our technological and geographic expansion, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

Our commitments through 2012 include possible dividend payments, quarterly corporate tax payments, and capital expenditures. In 2012, we expect our revenues to grow, mainly driven by increasing mobile Internet and service revenues, as well as growing contributions from our subsidiaries.

We expect that our total operational capital expenditures as a percentage of revenues in 2012 will be in line with 2011, reflecting in part continued outlays for 3G and new technology expenses. This is based on our current projects and activities, and does not include any new projects.

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

In February 2009, April 2009 and September 2009, we and SCM decided to contribute to the share capital of Euroasia in an aggregate amount of $20 million, $37 million and $150 million, respectively, in exchange for shares in the capital of Euroasia, whereby we and SCM shall make such contribution proportionate to our shareholding in Euroasia at the time of each capital contribution. We paid our contribution portion of amounting $11.0 million, $20.3 million and $46.2 million as of April 23, July 1 and October 9, 2009, respectively, for the above stated capital contribution decisions.

In 2010 and 2011, there were no capital transactions in Euroasia. For a description of and additional information regarding our funding and commitments in relation to Euroasia, see “—Liquidity—Sources of Liquidity”.

General Economic Conditions

In 2011, Turkey differentiated itself by turning the prolonged global crisis into an opportunity with its strong fundamentals. In 2011, Turkey registered GDP growth of around 8.5% and real economic growth for 2012 is expected to be around 2.5% mainly due to strong domestic demand. However, Turkey’s external borrowing needs and current account deficit result in concerns about its economic outlook.

Dividend Payments

For additional details regarding our dividend policy, see “Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy”.

5.C Research and Development, Patents and Licenses, etc.

We own a number of patents, utility models, trademarks and industrial designs.

The activities of our technology center, which houses all of our R&D operations in a single location, include the following:

•	Partnership software development, customization and/or integration of software products of suppliers through the service and product development processes;

•	Developing network infrastructure strategies in a fast evolving information-communication technologies world; and

•	Designing short and long-term technology road maps for our operations.

Internally developed software arising from our R&D partnership amounted to approximately $27.0 million, $29.1 million and $25.6 million in 2011, 2010 and 2009, respectively. Internally developed software does not include any costs relating to the research phase.

5.D Trend Information

Changing Subscriber Base

The proportion of postpaid subscribers in our subscriber base was 34%, 30% and 27% in 2011, 2010 and 2009, respectively, due to our value focus.

The majority of our subscriber base, however, consists of prepaid subscribers. Trends indicate that prepaid subscribers have more control over their usage patterns.

Regulations affecting our prices

The ICTA has on several occasions intervened to place caps on the tariffs that we charge in the Turkish market. The ICTA’s intervention in our retail voice, SMS and mobile data prices, has, and will continue to, negatively affect our ability to design and launch campaigns and offers and, consequently, has had, and will continue to have, a negative impact on our business. The ICTA has also intervened to place caps on our interconnection rates.

In the fourth quarter of 2007, the ICTA intervened in the fixing of our retail prices. With the ICTA board resolution dated March 25, 2009, ICTA set a lower limit for solely Turkcell’s on-net retail tariffs, and decreased the price cap level for all mobile operators. The lower limit applies to each of Turkcell’s retail tariff packages by mandating that the weighted average of the on-net price of a tariff package not be less than Turkcell’s weighted average call termination rate. The board resolution also reduced the current price cap from 0.80 TRY/min (equivalent to $0.45 as of April 1, 2012) (including VAT and SCT), pertaining to general subscription packages, to 0.64 TRY/min (equivalent to $0.36 as of April 1, 2012). The resolution also set such price as an upper limit for special subscription packages.

The ICTA, with its board resolution dated September 16, 2009, set a maximum price of TRY 0.65 (equivalent to $0.37 as of April 1, 2012) (including VAT and SCT) for GSM to GSM calls under general subscription packages. The ICTA, with its board resolution dated February 10, 2010, further reduced the current price cap to TRY 0.40 (equivalent to $0.23 as of April 1, 2012) (including VAT and SCT) for GSM to PSTN as well as GSM to GSM. The same resolution set the current price cap of Turk Telekom to TRY 0.37 (equivalent to $0.21 as of April 1, 2012) (including VAT and SCT) for PSTN to GSM. As a result, we have adjusted the on-net and off-net prices of certain tariff packages, which has had, and will continue to have, adverse effects on our pricing ability. Finally, as of April 1, 2011, the ICTA increased the price caps for GSM to GSM calls to TRY 0.415 (equivalent to $0.23 as of April 1, 2012).

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

Given these factors, it is difficult to predict with any degree of certainty the growth and usage patterns of our subscribers and our ability to maintain or increase revenues or profitability. General economic conditions, competitive pressures and the trend in our retail and interconnection pricing have exerted, and will continue to exert, pressure on the level of our financial results.

Liquidity

Our activities have traditionally generated strong positive cash flow. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow and our strong cash balance as of December 31, 2011. However, we continue to experience difficult pricing and competitive conditions in our markets, which have caused a decrease in our net cash provided by operating activities, which we expect will continue. We are also facing increased capital needs to finance our technological and geographic expansion, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

We expect that our total operational capital expenditures as a percentage of revenues in 2012 will be in line with 2011, reflecting in part continued outlays for 3G and new technology expenses. This is based on our current projects and activities, and does not include any new projects.

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

We routinely enter into operating leases for property in the normal course of business. The future minimum operating lease payments under non-cancellable leases amount to $53.0 million and $41.4 million as of December 31, 2011 and 2010, respectively.

Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2011.

		Amount of contingent liability expiration per period—Remaining commitment
	Total amount committed	At December 31, 2011	Indefinite*	Less than one year	1–3 years	3–5 years	Over 5 years
U.S.$ million
Bank Letters of Guarantee	194.2	194.2	42.5	9.1	8.4	0.1	134.1

*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2011, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to custom authorities, private companies and other public organizations amounting to $194.2 million.

See “Item 5.B. Liquidity and Capital Resources—Sources of Liquidity”.

5.F Tabular Disclosure of Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2011.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(U.S.$ million)
Loans and borrowings(*)	1,991.7	867.8	833.3	279.8	10.8
Finance Lease Obligations	24.6	2.8	6.4	1.8	13.6
Payable in relation to the acquisition of Belarusian Telecom	100.0	—	—	—	100.0
Financial liability in relation to put option	11.9	—	11.9	—	—
Total Contractual Cash Obligations	2,128.2	870.6	851.6	281.6	124.4

*	Includes undiscounted interest.

	Amount of Commitment
Other Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(U.S.$ million)
Purchase Obligations	780.2	389.9	383.2	7.1	—
As at December 31, 2011, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $780.2 million. Out of total purchase commitments, $67.7 million represents commitments with respect to property, plant and equipment and intangible assets.

5.G Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

Board Members

Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management. Our Articles of Association mandates a Board of Directors containing seven members.

Each member of our Board of Directors is appointed for a term of three years. Our Articles of Association provide for a staggered Board of Directors. At our Annual General Assembly dated April 29, 2010, we removed our prior Board of Directors and appointed the following individuals as members: Colin J. Williams; Karin Birgitta Eliasson; Mehmet Bulent Ergin; Tero Erkki Kivisaari; Alexey Evgenievich Khudyakov; Oleg Adolfovich Malis; and Gulsun Nazli Karamehmet Williams.

In 2011, our Board of Directors had the following members:

Name	Date appointed to the Board of Directors
Colin J. Williams (Chairman)*(1)	April 29, 2010
Karin B. Eliasson	April 29, 2010
Mehmet Bulent Ergin	April 29, 2010
Tero Erkki Kivisaari	April 29, 2010
Alexey E. Khudyakov	April 29, 2010
Oleg A. Malis	April 29, 2010
Gulsun Nazli Karamehmet Williams	April 29, 2010

*	Following our April 29, 2010 General Assembly Meeting, the members of our Board of Directors elected Mr. Colin J. Williams as Chairman.
(1)	Mr. Williams has filed a lawsuit requesting the cancellation of a decision taken at the Extraordinary General Assembly held on October 12, 2011, not to release him from his activities and operations during the fiscal year of 2010.

Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. The following table sets forth the name and office of each member of our Corporate Executive Team during fiscal year 2011.

Name	Office
Sureyya Ciliv	Chief Executive Officer
Hulusi Acar	Chief Consumer Sales Officer
Umit Akin	Chief Legal Affairs Officer
Cenk Bayrakdar	Chief New Technology Business Officer
Tayfun Cataltepe	Chief Regulation Strategies & Wholesale Business Officer
Meltem Kalender Ozturk(1)	Chief Group Human Resources Officer
Ilker Kuruoz	Chief Information and Communication Technologies Officer
Serkan Okandan(2)	Chief Financial Officer
Koray Ozturkler	Chief Corporate Affairs Officer
Lale Saral Develioglu	Chief International Business Officer
Selen Kocabas(3)	Chief Corporate Business Officer
Burak Sevilengul(4)	Chief Consumer Marketing Officer
Ilter Terzioglu	Chief Network Operations Officer
Ekrem Yener	Chief International Expansion Officer
Emre Sayin	Chief Consumer Business Officer

(1)	Ms. Öztürk was appointed Chief Human Resources Officer in March 2011.
(2)	Mr. Okandan resigned from his position as Chief Financial Officer effective December 31, 2011.
(3)	Prior to being appointed Chief Corporate Business Officer in March 2011, Ms. Kocabas was Chief Business Support Officer.
(4)	Mr. Sevilengul was appointed Chief Consumer Marketing Officer in April 2011.

Biographies

Board Members

Colin J. Williams, age 70, was appointed as the Chairman of the Board of Directors on February 25, 2010 and re-appointed on April 29, 2010. He also serves as a Voting Member and Chairman of the Audit Committee of Turkcell’s Board of Directors. He is Chairman of Clondalkin and Chair of the Audit and Remuneration Committees of Clondalkin, a consumer and industrial packaging company. From January 2001 to December 2004, Mr. Williams served as President of SCA, North America, which is active in the packaging sector, personal care and paper tissue products. He was a long-term board member and Vice Chairman of ICCA, the International Corrugated Packaging Institution, the European Federation of Packaging and the Federation of Paper Producers (CEPI). Mr. Williams is the founding President of Propak Europe and was a board member of the Greater Philadelphia Chamber of Commerce between 2002 and 2004. From 1988 to 2001, Mr. Williams was the President of SCA Packaging, prior to which he served as the Managing Director of Bowater, a corrugated packaging company, for four years. From 1978 to 1984, he was first the Sales Director and then the General Manager of Chicopee in the Netherlands, a non-woven fabrics company of Johnson & Johnson. Mr. Williams holds an MBA degree in finance from New York University, an M.Sc. degree in physical chemistry and an honorary doctorate from Lund University in Sweden.

Karin Eliasson, age 50, was appointed as a member of the Board of Directors on April 29, 2010. Ms. Eliasson has been Senior Vice President, Head of Group Human Resources at TeliaSonera since 2008. Prior to joining TeliaSonera, Ms. Eliasson was Senior Vice President of Human Resources at Svenska Cellulosa Aktiebolaget, SCA. From 2000 until 2003 she served as the CEO of Novare Human Capital AB. Ms. Eliasson is a member of the Board of Directors of Proffice AB and Insurance company PRI Pensionsgaranti mutual. She holds a Bachelor of Science in Human Resources from Mid Sweden University.

Mehmet Bulent Ergin, age 64, was first appointed as a member of the Turkcell Board of Directors on April 29, 2005 and was re-appointed on April 29, 2010. After taking responsibility in Hochtief AG’s First Bosphorus project and Tekfen A.S.’s Iraq-Turkey pipeline project, Mr. Ergin worked in various positions at Cukurova Group companies. He held a managerial position at Cukurova Ithalat ve Ihracat T.A.S. and was a managing director at Maysan A.S. and Baytur Trading S.A. Currently, Mr. Ergin is the Chairman of the Board of Directors of Genel Denizcilik Nakliyati A.S., Show TV and Aksam Gazetesi, and he also holds the position of Board membership in Digiturk and Cukurova Holding. Mr. Ergin majored in Civil Engineering at Robert College, Turkey.

Tero Erkki Kivisaari, age 39, was appointed to the Board of Directors on May 14, 2007 and was re-appointed on April 29, 2010. Mr. Kivisaari has been the President of TeliaSonera in Eurasia since May 1, 2007. Previously, Mr. Kivisaari has served as the Chief Financial Officer and Vice President of TeliaSonera in Eurasia. Mr. Kivisaari is a member of the Board of Directors of Azercell, Moldcell, A.S. OJSC Megafon and Nurminen Logistics Plc; and the Chairman of Fintur Holdings B.V. board. He served as CFO of Fintur Holding B.V. from 2003. Mr. Kivisaari has been the CFO of SmartTrust AB, a mobile software company owned by Carlyle Group, GE Capital, Eqvitec and Sonera Group. Prior to that, he had held the position of Vice President of Sonera Group’s International Operations. Mr. Kivisaari served as an associate professor of finance at the Helsinki School of Economics and holds an MBA in finance.

Alexey Khudyakov, age 41, was appointed to the Board of Directors on May 22, 2006 and re-appointed on April 29, 2010. He is Vice President of Altimo, a leading investor in telecoms, and also serves as non-executive Chairman and Chair of the Audit Committees of High River Gold Mines, a gold mining company. Prior to his appointment to Altimo, Mr. Khudyakov held a Vice President position with Alfa Bank, managing the bank’s direct investments in the telecom sector. Before that, he was a management consultant with McKinsey & Co. Mr. Khudyakov holds a Master of Business Administration degree from INSEAD and a Master’s Degree in Applied Mathematics and Physics from the Moscow Institute of Physics and Technology. He is a non-executive board member of Turkcell. He is also an Observer Member of the Audit Committee of Turkcell’s Board of Directors. Mr. Khudyakov was named to the Audit Committee in reliance on Rule 10A-3(b)(1)(iv)(D) under the Securities Exchange Act of 1934.

Oleg Malis, age 37, was appointed to the Board of Directors on May 22, 2006 and re-appointed on April 29, 2010. Senior Vice President of Altimo until January 2011. He began working for Altimo in 2005. Between 2003 and 2005, he was Senior Vice President and M&A Director at Golden Telecom. Prior to that, Mr. Malis founded Investelectrosvyaz and Corbina Telecom. Mr. Malis holds a degree in Systems Engineering from Moscow State Aviation Technological University.

Gulsun Nazli Karamehmet Williams, age 34, was appointed to our Board of Directors on April 29, 2010. In November 2011, she was appointed to the Board of Genel Energy plc, an independent oil exploration and production company. Since 2004, she has worked in different positions at Digiturk (Digital Platform Iletisim Hizmetleri A.S.), where she currently holds the position of Chief Content Officer and Executive Member of the Board. Prior to Digiturk, she worked at BSKYB UK. She studied at Sarah Lawrence College (USA) and Richmond University (UK) and has a B.A. in Communications.

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

Hulusi Acar, age 40, joined Turkcell in 2000 and was appointed Chief Consumer Sales Officer on December 10, 2009. He graduated from Istanbul University’s Business Administration department in 1995. Mr. Acar worked in sales positions at THY and Koctas A.S. before joining Turkcell. He held various other managerial responsibilities within the Sales Department, including Turkey Sales Manager between 2000-2004. He was Sales and Customer Relationship Chief Executive Officer of Astelit/Ukraine between March 2004 and November 2006. He also worked as Sales Management and Wholesale and Distribution Management Division Head from 2007 to 2009 prior to his current position.

Umit Akin, age 41, joined Turkcell in 2002 and was appointed Chief Legal Affairs Officer on February 1, 2010. Prior to his current position, he was the Division Head of Turkcell’s Regulatory Legal Affairs department. Mr. Akin began his professional life in 1996 at Ankara University’s Faculty of Law as a Research Assistant. He then worked as a Lawyer at Ericsson. Mr. Akin graduated from Ankara University, Faculty of Law in 1995 and holds a Master’s Degree in Public Law.

Cenk Bayrakdar, age 43, joined Turkcell in 2000 and was appointed Chief New Technology Businesses Officer on July 27, 2011. Having started his professional career at Arcelik, he held several managerial positions on the IT and Production Teams. He then worked at Corbuss as the Business Development Coordinator between 2001 and 2002, and served as the Partnership Development and Content Business Area Division Head of Turkcell between 2002 and 2006. Mr. Bayrakdar acted as the Chief Information and Communication Technologies Officer during 2006-2009. Prior to his current position at Turkcell, he was responsible for product and services management as Chief Product and Services Management Officer between 2009 and 2011.

Tayfun Cataltepe, age 50, is the Chief Regulation Strategies & Wholesale Business Officer. After graduating from the Electronic Engineering Department of Bosphorus University, Cataltepe received his MSc degree from Michigan Technology University and Doctorate Degree from the University of California, Los Angeles. From 1990 to 1998, he worked as a Research and Development Engineer at Bell Laboratories. In 1998, he moved on to AT&T as the IP Network and Service Planning projects manager, where he worked until 2003. Following AT&T, he started to work at Aycell as the Deputy General Manager in charge of Technical Operations. He was then Deputy General Manager in charge of Network Operations at AVEA from 2004 to 2006. In 2007, Mr. Cataltepe served as the Europe Telecom Sector Expert in the Transaction Integration Services Department of Ernst & Young. Since 2007, he has been working at Turkcell as a Chief Officer.

Lale Saral Develioglu, age 43, joined Turkcell in 2003 and has been Chief International Business Officer since May 2011. Prior to this position, she was Turkcell Group Marketing Services Officer for 2 years and Chief Marketing Officer for 4 years. Starting her career at Unilever in 1992, Lale Saral Develioglu had served as Brand Manager for 5 years and Marketing Manager for 7 years in various product categories and markets until 2003. She is a graduate of the Department of Industrial Engineering of Bogazici University. She also holds a Master’s Degree in Operations Research and Engineering Management from Rensselaer Polytechnic Institute, New York.

Selen Kocabas, age 43, joined Turkcell in 2003 and is the Chief Corporate Business Officer. Prior to this appointment, she was the Chief Business Support Officer in charge of human resources, corporate information systems, procurement and contract management, and administrative issues. Mrs. Kocabas started her professional career as a Management Trainee at Koc Holding, and later worked as Human Resources Expert at Arcelik, then as a Human Resources Coordinator at Marshall, followed by Groupe Danone SA where she worked as Human Resources Director. Mrs. Kocabas is a graduate of Economics from Istanbul University. She also obtained a Master’s Degree in Human Resources Management from Marmara University.

Ilker Kuruoz, age 42, became Turkcell’s Chief Information and Communication Technologies Officer as of September 2009. He joined Turkcell in 2006. Mr. Kuruoz began his professional career in 1994 at ABT. He then worked at NCR as a System Consultant, at Garanti Teknoloji as a Business Unit Manager and at Accenture as a Senior Manager. Prior to his current position at Turkcell, he was the Capability Management Division Head of Turkcell. Mr. Kuruoz graduated from the Bilkent University Computer Engineering department in 1992 and holds a Master’s Degree from the same department.

Meltem Kalender Öztürk, age 37, joined Turkcell in 1998 and is our Chief Group Human Resources Officer. Between 2001 and 2011, she was the Division Head of Employee Relations Management in charge of training & development, talent management, remuneration, employee relations, recruitment, organizational development and quality management. Mrs. Ozturk also worked in various human resources functions at Logo Business Solutions and Isiklar Holding. Mrs. Ozturk is a graduate of Business Administration from Marmara University.

Koray Ozturkler, age 47, joined Turkcell in 1998, and since April 9, 2008, has been the Chief Corporate Affairs Officer in charge of corporate communications, investor relations and Corporate Citizenship. Prior to this appointment he had been the Investor Relations division head at Turkcell since 2002, and before that was the division head of International Business Development. Mr. Ozturkler started his career in the USA at Accenture Consulting. He continued his career at Yapi Kredi Bank. Mr. Ozturkler is a graduate of Johnson C. Smith University with a degree in Marketing, and received his MBA concentrating on MIS from Mercer University.

Emre Sayin, age 44, is the Chief Consumer Business Officer of Turkcell. Prior to his current position, he was the Chief Corporate Business Officer and Chief Consumer Sales Officer of Turkcell. Mr. Sayin worked for Evyap Pazarlama ve Tic. A.S. as the Deputy General Manager in charge of Marketing from 2005 to 2006, and for Kodak A.S. as the General Manager from 2002 to 2005. Prior to that Mr. Sayin was the Chief Marketing Officer for Microsoft Turkey between 1999-2002. Mr. Sayin worked as the Marketing and Category Manager of Unilever Turkey between 1992-1999. Mr. Sayin is a graduate of Bosphorus University’s Department of Industrial Engineering and holds a Master’s Degree in Systems and Industrial Engineering from Rutgers University.

Burak Sevilengul, age 39, joined Turkcell in 2001 and has been Chief Consumer Marketing Officer since August 2010. Prior to this appointment, he was the Division Head of the Consumer Business Group and held various other managerial responsibilities within the Marketing Department. Mr. Sevilengül is a graduate of The Middle East Technical University’s Department of Business Administration and holds an MBA Degree from the University of Georgia, Terry College of Business.

Ilter Terzioglu, age 45, joined Turkcell in 2003 and since April 1, 2006, has been the Chief Network Operations Officer. Mr. Terzioglu has worked in the communications sector since 1993 and served as Assistant General Manager at Ericsson, Superonline and Show TV. Mr. Terzioglu is a graduate of the Department of Econometrics at Istanbul University. Prior to his current position as Chief Network Operations Officer, he was Turkcell’s Head of Business Strategies, Regulation and Risk Consolidation.

Ekrem Yener, age 50, joined Turkcell in 2007, and has held positions as Chief Corporate Business Officer and Chief Special Projects Officer. Currently, he is acting as Turkcell’s Chief International Expansion Officer. He worked for Aysu Dis Tic. A.S. and Digital Equipment A.S. as a Sales Manager from 1991-1998. Mr. Yener worked as the Ankara Regional Manager of Microsoft Turkey in 1998. He was appointed Microsoft’s Deputy General Manager in Charge of Marketing in 2002 and was the Deputy General Manager in charge of Business and Strategy Development between 2004-2007. He graduated from the Istanbul Technical University’s Department of Metallurgical Engineering in 1982 and received a Master’s Degree in Material Sciences from the University of California at Berkley in 1986 and in High Level Marketing Management from Kellogg University.

6.B Compensation

The compensation of the Board of Directors is resolved by the shareholders at general assemblies. The Board, upon the recommendation of the Corporate Governance Committee, together with its own determinations, should decide on a proposal to the General Assembly whether board members will be remunerated, and if such is the case, the form and amount of compensation to be paid to the board members. At our Annual General Assembly held on April 29, 2010, it was decided that our Chairman would receive a net sum of €250,000 per year and each Board member would receive a net sum of €100,000 per year for the period of their service, effective February 25, 2010.

For the year ended December 31, 2011, we paid an aggregate of approximately $14.4 million to our executive officers including: indemnities, salaries, bonuses and other benefits. There was no deferred or contingent compensation accrued for the year payable to executive officers other than those already included in $14.4 million. In 2010, we paid an aggregate of approximately $11.4 million to our executive officers including: indemnities, salaries, bonuses and other benefits. Furthermore, we do not maintain any profit sharing, pension or similar plans. We have Directors, and Officers, Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is $80 million, and there are a number of insurers, each covering a different layer of the policy. The Directors and Officers Liability insurance is London based, but it is provided through Mapfre Genel Sigorta A.S., an insurance company in Turkey. In 2011, we paid a premium amounting to approximately $384,128, and in 2010, we paid a premium of approximately $384,128. The policy will expire on September 2, 2012, and we will consider its renewal based on the terms and conditions offered.

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

Committees of the Board of Directors

The Audit Committee

We are required under Turkish laws and regulations, U.S. securities laws and regulations and the rules of the New York Stock Exchange (“NYSE”) to have an audit committee of the Board of Directors appointed from among the members of the Board of Directors. Our audit committee has two members: Mr. Colin J. Williams and Mr. Alexey Khudyakov (non-voting observer member). As required by the CMB Communiqué Serial: X No: 22, which is binding upon public companies in Turkey, Mr. Williams and Mr. Khudyakov are non-executive members of our Board of Directors. In addition, on December 30, 2011, the CMB issued a new regulation that requires listed companies to have audit committees composed of independent board members. Listed companies must comply with this requirement by June 30, 2012. Mr. Williams chairs the audit committee and is considered independent under the U.S. Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the CMB Corporate Governance Principles as enacted in 2004. Mr. Khudyakov is an “observer member” on the audit committee and is not considered independent under the U.S. Sarbanes-Oxley Act of 2002 and rules promulgated thereunder. On January 26, 2007, the CMB informed Turkcell that Alexey Khudyakov’s current status, as an “observer member” on the audit committee does not satisfy the requirements under Article 25, “Committees Responsible for Auditing” of the CMB. The CMB has stated that steps must be taken urgently so that our Company can comply with Article 25. We initiated a lawsuit before an administrative court seeking to suspend the execution and to annul the decision of the CMB with respect to Mr. Khudyakov. The administrative court ultimately dismissed our lawsuit in January 2008. In March 2008, we appealed before the Council of State. However, on March 23, 2010, the Council of State rejected the appeal. We applied for a correction of the decision but our application was denied. This ultimately ends the judicial process.

Pursuant to the decision we were notified on October 23, 2008, the CMB gave Turkcell an administrative penalty amounting to TRY 11,836 (equivalent to $6,676 as of April 1, 2012) for not complying with its decision stating that Mr. Khudyakov’s current status, as an “observer member” on the audit committee, does not satisfy the requirements under Article 25, “Committees Responsible for Auditing” of the CMB and required that Turkcell inform its shareholders of such penalty at the next General Assembly (which was held on January 30, 2009). In November 2008, we commenced a lawsuit before the court seeking to suspend the execution of the administrative fine and to annul the CMB’s decision related thereto. The administrative court ultimately dismissed our lawsuit in May 2011. In July 2011, we appealed before the Council of State. The appeal process is still pending.

In addition, our home country governance requirements as they relate to the composition of our audit committee will be further affected by a new regulation issued by the CMB on December 30, 2011, pursuant to which listed companies must, as from June 30, 2012, have audit committees composed of independent board members. As a result, we will be required to change the composition of our audit committee. We continue our studies regarding our audit committee structure and the compliance with new corporate governance rules published by the CMB.

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

The Corporate Governance Committee

The Corporate Governance Committee mainly assists the Board of Directors with the development and implementation of our corporate governance principles and presents to the Board of Directors remedial proposals to that end. It establishes a transparent system for the determination, evaluation and training of Board member candidates. The Committee makes recommendations to the Board of Directors, where appropriate, regarding our compensation strategy for the Board members and the Chief Executive Officer and Chief Financial Officer and the Chief Executive Officer and Chief Financial Officer succession plan. In the relations between the Company and our shareholders, the Committee assists the board. To that end, it oversees the investor relations activities.

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

6.D Employees

From our formation in 1993, we have grown from approximately 90 employees to 12,834 employees as at December 31, 2011. Due to our customer growth and the increasing need for competent employees, we focus on the quality of our recruitment. The following table sets forth the number of employees by activity employed by us at December 31, 2011, 2010 and 2009.

	2011	2010	2009
Turkcell
Marketing(1)	—	—	189
Consumer Business	112	102	—
Group Marketing Services(2)	—	91	—
Sales(3)	—	—	523
Consumer Sales	244	243	—
Consumer Marketing	136	—	—
Corporate Business	340	279	—
Finance(4)	—	211	220
Turkcell Group Finance(4)	317	—	—
Information & Communication Technologies	734	590	545
Network Operations	805	780	776
Business Support	—	232	211
Group Human Resources	202	—	—
Product & Services Management(6)	—	111	100
New Technology Business	40	—	—
CEO Office(7)	3	3	3
CEO Support(8)	2	—	—
Corporate Affairs	33	31	29
Corporate Risk Management(9)	—	16	15
Corporate Strategy & Regulations(5)(11)	—	35	37
Legal Counseling(12)	—	58	59
Special Projects(10)	—	—	2
International Expansion(13)	—	7	—
International Investment Coordination(14)	—	30	24
Internal Audit(9)	12	—	—
International Business(13)	11	—	—
Legal Affairs(12)	37	—	—
Regulation Strategies & Wholesale Business(11)	43	—	—
Subtotal	3,071	2,789	2,709
Subsidiaries
Turkcell Global Bilgi	5,899	4,565	4,863
Limited Liability Company Astelit	1,030	1,065	1,132
Belarusian Telecom	417	406	445
Global Bilgi LLC	624	394	352
Turkcell Superonline	461	412	318
Turkcell Teknoloji Arastirma ve Gelistirme A.S	427	362	315
Kibris Telekom	165	172	171
Kurumsal A.S.	400	407	—
Others(15)	340	300	147
Subtotal	9,763	8,083	7,743
Total	12,834	10,872	10,452

(1)	As of August 2010, the Marketing organization has been restructured. As a part of this restructuring, two functional groups have been named “Group Marketing Services” and “Consumer Business”.
(2)	As of 2011, Group Marketing Services function has been restructured and merged with Consumer Business.
(3)	As of May 2010, the Sales organization has been restructured. As a part of this restructuring, two Functional Groups have been named “Consumer Sales” and “Corporate Business”.
(4)	As of July 2011, Finance organization has been restructured and named Turkcell Group Finance. Turkcell Global Bilgi, Global Tower, Turkcell Teknoloji including their affiliates and Turkcell’s Finance functions are merged under this centralized structure in order to construct a more comprehensive and more effective Group Finance organization and to benefit from the advantage of Turkcell Group’s multi-company structure.
(5)	To increase our business effectiveness and our adaptation to change and by taking regulation excellence principles into consideration, “Regulations” has been moved to Corporate Strategy as of July 1, 2008 in order to increase our business effectiveness and ability to respond more efficiently to changes as well as by taking into consideration regulation excellence principles.
(6)	As of July 2011, Product & Services Management function has been restructured and part of it merged with Information & Communication Services. The other part of it has been renamed as New Technology Business in order to determine new growth areas for Turkcell, bringing to maturity these fields for transforming into new business areas by market research and analysis.
(7)	As of 2009, the following groups are no longer reported as part of the CEO Office and are presented separately: Corporate Affairs, Corporate Risk Management, Corporate Strategy & Regulations, Legal Counseling and Special Projects.
(8)	As of 2011, CEO Support division has been formed.
(9)	As of 2011, Corporate Risk Management function has been renamed Internal Audit.
(10)	The “Special projects” role has been cancelled.
(11)	As of 2011, Corporate Strategy & Regulations function has been renamed Regulation Strategies & Wholesales Business.
(12)	As of 2011, Legal Counseling function has been renamed Legal Affairs.
(13)	As of 2011, International Expansion function has been renamed International Business.
(14)	International Investment Coordination includes experts and is not included in the subtotal.
(15)	Others include the following subsidiaries: Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S., Global Tower, Global Bilgi FLLC, Ukrtower, Azerinteltek and Rehberlik A.S.

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

Significant factors involved in the process of determining compensation and benefits for our employees are our grading structure (based on the Mercer IPE system), market movement data and individual performance. We make salary adjustments once yearly. Principal factors in salary adjustments are market movements and economic indicators (e.g. the rate of inflation). We pay performance bonuses quarterly to sales employees and annually to all other employees in accordance with individual and company performance results. Our performance evaluation system evaluates the whole year performance of our employees through two primary activities: target setting and 360-degree evaluation. Benefits packages are designed in line with the local market practice and linked to grade bands/levels where the benefits package improves as the grade band/level increases. We run a flexible benefits plan that allows our employees to select from a pool of choices that suit them such as several shopping and travel vouchers, allowance for children and payment to the Defined Contribution Plan (the “DCP”). The DCP is a voluntary pension system in which we and the employee make equal contributions. After a vesting period of three years, the employee gets ownership of the contribution we made. The DCP covers all employees who have been working with us for a minimum of six months.

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

6.E Share Ownership

Based on reporting made to us in March and April, 2012, we believe that the aggregate amount of shares owned by our Board members and senior officers at such time was 1 ordinary share. No individual Board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth our major shareholders’ ordinary share ownership representing approximately 65.30% of our company’s capital. This information is current as of April 1, 2012, based on the Company’s official share book. Our shareholders do not have different voting rights.

Name and Address of Owner	Nominal TRY Value of Shares Owned(1)	Percent of Class
Sonera Holding B.V.(2)	287,632,179.557	13.07%
P.O. Box 8675
NL 3009 AR Rotterdam
The Netherlands

Cukurova Holding A.S.	995,509.429	0.05%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15,
34330, Levent, Istanbul, Turkey

Turkcell Holding A.S.(3)	1,122,000,000.238	51.00%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15
34330, Levent, Istanbul, Turkey

M.V. Holding A.S.(4)	26,021,712.590	1.18%
K.V.K. Plaza Bayar Cad., Gulbahar Sok.
No: 14 34742 Kozyatagi, Istanbul, Turkey

Shares Publicly Held (including the major shareholders listed below)	763,350,598.186	34.70	%(6)(7)

Capital Research Global Investors(5)	150,580,243	6.8%
333 South Hope Street
Los Angeles, CA 90071, United States

Total(8)	2,200,000,000.000	100.00%

(1)	On April 29, 2005, the General Assembly approved a revaluation of our ordinary shares from TL 1,000 to TRY 1. The revaluation resulted in the formation of fractional shares, which have not yet been merged into whole ordinary shares. Therefore, we give the nominal value of the ordinary shares owned rather than the units or fractional units thereof.
(2)	Controlled by TeliaSonera. On September 11, 2009, Sonera Holding entered into a derivative transaction with Citibank, N.A. that was settled on October 30, 2009, resulting in Sonera Holding’s acquisition of 6,418,710 of Turkcell’s ADS (representing 16,046,775 Shares) at a price of $17.30 per ADS.
(3)	Controlled indirectly by Cukurova Telecom Holdings and Alfa Telecom (through its Altimo subsidiary). As of the date of this annual report on Form 20-F, we understand that, TeliaSonera, Cukurova Holding, and Alfa Group currently own, directly or indirectly, of approximately 37.1%, 13.8%, and 13.2%, respectively, of our share capital, the majority of which is held through Turkcell Holding A.S. TeliaSonera’s 37.1% does not include additional shares totaling approximately 0.94% that TeliaSonera have informed us that they own. For more information, see footnote 7 below and “Item 3.D—Risk Factors—Turkcell’s complex ownership structure and Board composition has and could continue to, adversely impact our shareholders’ ability to achieve the consensus necessary to approve matters relating to our business and operations, including the payment of dividends and our compliance with new Turkish corporate governance requirements. Ongoing legal disputes involving our shareholders may affect the ownership and control of our shares and our ability to manage our business”.

(4)	Controlled by Murat Vargi.
(5)	On the basis of publicly available information (Form 13G filings as of December 30, 2011), Capital Research Global Investors (“CRMC”) is deemed to be the beneficial owner of 150,580,243 of our shares as a result of CRMC acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.
(6)	In our prior filing on Form 20-F, we disclosed on the basis of publicly available information that Lazard Asset Management LLC controlled 111,353,863 shares. Lazard has not publicly updated this figure, but we understand that their level of holding has not changed significantly since then.
(7)	We calculate shares publicly held by deducting from total shares outstanding those shareholders named above. However, a different level of shares publicly held is arrived at when calculating according to Turkish regulations, see Free Float Definition Rules in “Item 10B Memorandum and Articles of Association-Capital Structure-Free Float Definition Rules”. Based on information received from TeliaSonera, we understand that approximately 0.94% of the shares they own in our Company is a part of float.
(8)	Müflis Bilka Kaynak İletişim San ve Tic. AŞ. completed the sale of its 137,199.575 shares in our Company through the Central Registry Agency as of March 30, 2012. These shares are now classified as publicly held shares of the Company and Müflis Bilka is therefore no longer listed as an ordinary shareholder.

As of April 1, 2012, Turkcell had 91,576,534 ADRs outstanding held by 57 registered ADR holders. To the best of our knowledge, as of December 31, 2011, in accordance with the loan agreements signed between our shareholders and various banks, 0.05% of shares having a nominal value of TRY 995,509,429 have been pledged by our shareholders as security in favor of such banks.

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

Müflis Bilka Kaynak Iletişim San ve Tic. AŞ. completed the sale of its 137,199.575 shares in our Company through the Central Registry Agency as of March 30, 2012. These shares are now classified as publicly held shares of the Company and Müflis Bilka is therefore no longer listed as an ordinary shareholder.

7.B Related Party Transactions

We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. For a discussion of our Related Party Transactions for fiscal year 2011, see Note 34 to our Consolidated Financial Statements.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited consolidated financial statements as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, are included in “Item 18. Financial Statements”.

Legal Proceedings

For a discussion of the various claims and legal actions in which we are involved, see Note 33 (Commitments and Contingencies) to our consolidated financial statements in this Form 20-F.

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

In accordance with Turkish law, the distribution of profits and the payment of an annual dividend with respect to the preceding financial year are subject to a recommendation which may be made by the Board of Directors each year for approval by the shareholders at the annual general assembly. The Board may decide whether or not to recommend a distribution of profits together with the amount of dividend and the shareholders, through the general assembly, accept or reject such proposal, if any. Dividends are payable on a date proposed by the Board of Directors and determined at the general assembly of shareholders, which date, under the CMB requirements, must be earlier than the end of the fifth month following the end of the preceding financial year. However, the CMB is authorized to designate another deadline for distribution of dividends in any given year. The general assembly of shareholders in respect of 2011 has not yet been held.

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

On March 30, 2009, our Board of Directors proposed a dividend of approximately TRY 1,098.2 million for the year ended December 31, 2008 (equivalent to $581.4 million as at December 31, 2011) (which represents a net and gross cash dividend of TRY 0.50 (approximately $0.26 as at December 31, 2011) per ordinary share with a nominal value of TRY 1). This dividend proposal was approved at the Ordinary General Assembly of Shareholders held on May 8, 2009. A cash dividend was distributed from May 18, 2009 for a period of 15 days.

On March 10, 2010, the Company’s Board of Directors proposed a dividend for the year ended December 31, 2009 of TRY 859.3 million (equivalent to $454.9 million at December 31, 2011), which represents 50% of distributable income and a net cash dividend of TRY 0.39 (equivalent to $0.21 at December 31, 2011) per share. This dividend proposal was approved at the Ordinary General Assembly of Shareholders held on April 29, 2010. A cash dividend was distributed from May 17, 2010 for a period of 15 days.

On March 23, 2011, the Company’s Board of Directors proposed a dividend for the year ended December 31, 2010 of TRY 1,328.70 million (equivalent to $703.4 million at December 31, 2011), which corresponds to 75% of Turkcell’s distributable income and a net cash dividend of TRY 0.60 (equivalent to $0.32 at December 31, 2011) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on April 21, 2011 and the Extraordinary General Assembly of Shareholders held on August 11, 2011 and October 12, 2011.

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

The CMB determined that for the accounting period ended December 31, 2008, the minimum dividend distribution rate should be at least 20% of the total distributable dividend. This distribution can be in cash or in the form of bonus share distribution, or both in cash and in the form of bonus share distribution, provided that it will not be less than 20% of the total distributable dividend. The amount of dividend to be distributed shall be resolved in the general assembly meetings of the companies. The CMB decided, with its decision dated January 27, 2010, not to enforce a minimum dividend distribution ratio for the dividend distribution to be made relative to the profit generated in 2009. The CMB has taken no further decision to amend its decision dated January 27, 2010 regarding dividend distribution for the 2010 and 2011 fiscal years.

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

9.A Offer and Listing Details

Our capital consists of ordinary shares. Pursuant to an amendment in Turkish Capital Markets Law and a communiqué issued by the Turkish CMB, our shares traded on the Istanbul Stock Exchange were dematerialized as of November 2005. For detailed information on the dematerialization of our shares, see “Item 10.B Memorandum and Articles of Association—Transfer of Shares”.

Our ordinary shares are traded on the Istanbul Stock Exchange under the symbol “TCELL” and our ADSs are traded on the NYSE under the symbol “TKC”. Currently two ADSs represent five of our ordinary shares. Our ADSs are evidenced by American Depositary Receipts (“ADRs”). On July 6, 2011, we signed an amended and restated Deposit Agreement with Citibank N.A. (“Citibank”), as depositary (the “Depositary”), Turkcell and holders of ADRs, which transferred our ADR program from JPMorgan Chase Bank to Citibank.

Since January 1, 2006, capital gains realized without meeting a one year holding period are subject to a withholding tax in Turkey. On July 7, 2006, a provision was added to article 1/a of Code 5527 stating that foreign-based taxpayers, natural persons and corporations are subject to 0% tax. See “Item 10.E. Taxation”.

The table below sets forth, for the periods indicated, the reported high and low closing quotations (as extracted from Reuters) on the NYSE and the Istanbul Stock Exchange. All quotations have been adjusted to take into account all dividends we have issued in the form of shares and cash.

	New York Stock Exchange ($ per ADS)		Istanbul Stock Exchange (TRY per Ordinary Share)
	High	Low	High	Low
Annual information for the past five years
2011	17.73	10.36	10.95	7.36
2010	19.98	12.34	11.18	7.80
2009	18.65	11.15	10.32	6.86
2008	27.47	9.70	11.30	6.19
2007	29.73	12.70	12.09	5.59
Quarterly information for the past two years
2011
First Quarter	17.73	13.28	10.95	8.58
Second Quarter	15.60	13.16	9.60	8.38
Third Quarter	13.79	10.36	8.98	7.36
Fourth Quarter	13.51	11.11	9.54	8.18
Quarterly information for the past two years
2010
First Quarter	19.98	14.54	11.18	8.60
Second Quarter	16.18	12.34	9.22	7.80
Third Quarter	16.92	12.81	10.10	7.95
Fourth Quarter	19.59	16.48	11.15	9.90
Monthly information for most recent six months
October	12.79	11.11	8.96	8.22
November	13.51	11.67	9.54	8.18
December	12.39	11.58	9.20	8.80
January	12.94	11.83	9.28	8.78
February	13.96	13.10	9.96	9.32
March	13.54	12.60	9.76	9.12
April (as of April 13, 2012)	12.59	12.04	9.04	8.88

Fluctuations in the exchange rate between the Turkish Lira and the U.S. Dollar will affect any comparisons of ordinary share prices and ADS prices.

On April 13, 2012, the closing price per ordinary share on the Istanbul Stock Exchange was TRY 8.92 and per ADS on the NYSE was $12.30.

The Depositary confirmed that we had 96,747,118 ADRs outstanding as of the close of business on December 31, 2011. We had 91,576,354 ADRs outstanding as of the close of business March 30, 2012.

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

10.B Memorandum and Articles of Association

General

We are registered in the Istanbul Trade Registry under number 304844. Pursuant to Article 3 of our Articles of Association, as amended on January 30, 2009, at the Extraordinary General Assembly, we are incorporated primarily for the provision of any telephone, telecommunication and similar services in compliance with the Telegraph and Telephone Law number 406 and services stated in the GSM Pan Europe Mobile Telephone System bid that was signed with the Ministry of Transport, Maritime Affairs and Communications and to operate within the authorization regarding the IMT-2000/UMTS services and the infrastructure.

Board Members

General

The Board of Directors is comprised of seven members elected by the general assembly, all of whom must be individuals under Turkish law. An increase in the number of members of the Board of Directors must be approved by the general assembly. Directors are required to be shareholders of the Company unless they are representatives of legal entity shareholders. Shareholders that are legal entities cannot be elected as directors, and can only nominate their representatives for election to the Board of Directors. Currently all of the directors on our Board are either representatives of shareholders that are legal entities or shareholders themselves. The Turkish Commercial Code (the “TCC”), does not require a board member to be a Turkish citizen. There is no minimum age for the directors, provided that a board member has reached the age of majority, which is 18, and there is no mandatory retirement age under applicable law.

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

Board members cannot participate in board meetings in which a matter related to themselves or their relatives is discussed (TCC Article 332). If any item of an agenda is related to one of the Board members, within the meaning of TCC Article 332, the board member concerned should inform the board of this and request the situation be recorded in the minutes of the meeting. Interested board members cannot participate in and sign such resolutions. If we suffer any loss because of a board member’s failure to raise such an issue, the board member shall be held liable to compensate us for the loss incurred due to such matters related to relatives.

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

Furthermore, based on a CMB Communiqué (see “Item 16.F “Corporate Governance”), which requires compliance by listed companies as from June 30, 2012, along with board members, controlling shareholders, senior management, as well as spouses and second degree blood and affinity relatives of those, can only do transactions which may cause conflict of interest with the company or its subsidiaries and can only compete with the company if its general assembly gives its prior approval thereto and if the general assembly is informed of aforesaid transactions.

Compensation

Any remuneration payable to board members shall be determined by our general assembly. The Board of Directors has no authority to determine such remuneration. At our Annual General Assembly held on April 29, 2010, it was decided that our Chairman would receive a net sum of €250,000 per year and each Board member would receive a net sum of €100,000 per year for the period of their service, effective February 25, 2010.

According to a CMB Communiqué (see “Item 16.F Corporate Governance”), which requires compliance by listed companies as from June 30, 2012, a written Remuneration Policy for Board Members and senior management shall be prepared. This Policy shall be posted on the company’s website and submitted at the ordinary general assembly as a separate agenda item for information. Payment plans such as stock options or those based on company performance are not used in the remuneration of independent board members. Remuneration of independent board members must safeguard the independency level.

Borrowing Power

To the extent the relevant provisions of Turkish law allow, the board of directors of our company is the body entitled to, directly or through representatives authorized by the board of directors, resolve to exercise our powers to borrow money or give any form of guarantee or surety relating to our or any third party’s obligations. CMB adopted a new rule on September 9, 2009, which was announced in its weekly bulletin in connection with credit extensions, that public companies can provide guarantees or pledges, including mortgages, to third parties, provided such third party (i) is fully consolidated in the company’s financial statements or (ii) the ordinary business operations of the company directly requires providing guarantees, pledges or mortgages. At the Ordinary General Assembly held on April 29, 2010, Article 3 entitled Purpose and Subject Matter of Turkcell’s Articles of Association was amended in line with CMB’s rule dated September 9, 2009. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly. Pursuant to Article 3 of our Articles of Association, as amended on October 2, 2009 at the Extraordinary General Assembly, and as effective on October 7, 2009, we can extend credits to companies in which we have direct or indirect shareholding interest, both in Turkey and overseas, as well as to our main company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not conflict with applicable laws and regulations.

Based on a recent CMB Communiqué (see “Item 16.F Corporate Governance”), which requires compliance by listed companies as from June 30, 2012, the approval of the majority of the independent members shall be necessary for any and all kinds of related party transactions of the company (related parties referred in the Communiqué will be determined in accordance with the Turkish Accounting Principles no:24, equivalent of IAS 24), as well as for the resolutions of the board of directors with respect to giving guarantees, pledges and mortgages in favor of third parties. In cases where the majority of the independent members do not approve such transaction, the case shall be disclosed to the public in a manner covering sufficient information with respect to the transaction within the scope of public disclosure arrangements and the transaction shall be submitted to the general assembly for approval. During such general assembly meetings, a resolution shall be adopted by vote in which the parties to the transaction as well as the individuals related thereto are not entitled to vote. Meeting quorum shall not be necessary for the general assembly meetings to be held for those cases. Such resolutions shall be adopted by simple majority of the attendees having the right to vote. The Company shall need to incorporate related mandatory provisions of the said Communiqué in its Articles of Association (along with other mandatory provisions relating to corporate governance, see “Item 16.F Corporate Governance”). The CMB in a further announcement clarified that listed companies may adopt one general board/general assembly resolution for the execution of transactions of a continuous and extensive nature with related parties unless the terms of those transactions are changed. In the event such changes occur, new board/general assembly resolution will be needed.

Capital Structure

General

Our Board of Directors has adopted the authorized share capital system which, under Turkish law, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our board and without need for further shareholder approval. On January 23, 2008, the CMB amended its communiqué on principles regarding the registered capital system. According to this amendment, the registered capital ceiling authorization given by the CMB shall be valid for five years, including the year in which the authorization is granted. If the registered capital of the company does not reach this ceiling at the end of the five year term, the Board, in order to take a capital increase decision, will need to apply to the CMB for a new capital ceiling authorization and will need the General Assembly’s approval in order to get a new authorization period of up to five years. The Company will need to apply for CMB’s permit and general assembly’s authorization before the end of 2012.

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

Dividend Distribution and Allocation of Profits

Our Board of Directors recommends annual dividends, which then must be approved by our shareholders at their annual general assembly. Dividends are payable on a date determined at the annual general meeting. Under current rules, the Board of Directors may decide whether or not to recommend a distribution of dividends and our shareholders at our annual general meeting may decide whether or not to distribute dividends in any year. Under the current CMB rules, the ratio of the first dividend must be specified in the Articles of Association and for the dividend distribution to be made with regard to the profit generated in the year 2009, CMB decided not to enforce a minimum dividend distribution ratio. As per CMB rules, dividends may be distributed to shareholders in cash or bonus shares or, upon the general assembly’s decision, may be retained by the company. The CMB is entitled to request that a publicly held company distribute its dividends in cash, provided that such request is served before the agenda of the general assembly meeting is published. Under the CMB rules, if a public company decides not to distribute the first dividend, the corresponding amount shall be set aside as a special reserve. Accordingly, we may freely determine the amount of dividends to be distributed based on the Dividend Policy adopted by our Board of Directors in 2004, pursuant to applicable Turkish laws and upon the approval of, or amendment by, the Board of Directors and the General Assembly of Shareholders. The Board decides whether or not to recommend an allocation of profits, as well as the amount of the dividend, and the shareholders, through the general assembly, accept or reject such proposal, if any.

According to the CMB’s decision dated January 27, 2010 and numbered 02/51, regarding dividend distribution for the 2009 fiscal year, any cash dividend distribution must be completed by the end of the fifth month following the fiscal year. The CMB has taken no further decision to amend its decision dated January 27, 2010 regarding dividend distributions for the 2010 and 2011 fiscal years. Dividends are payable in cash or by transfer to an account of the shareholder with a bank in Turkey against delivery to our office in Turkey of the relevant dividend coupon attached to the share certificate representing the relevant shares. If dividends are distributed in the form of bonus shares by means of a bonus issue, the registered value representing the bonus shares shall be transferred to the shareholders’ accounts no later than six months after the end of the fiscal year. Shareholders’ entitlement to cash dividends remains in effect for a period of five years following the date of the general assembly approving such distribution, after which time they are transferred to the Turkish government.

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

Furthermore a recent CMB Communiqué (see “Item 16.F. Corporate Governance” for further information), which requires compliance by listed companies as from June 30, 2012, states that transactions considered as material (transfer, acquisition or lease of all or significant portion of company assets or constitution of limited property right there on; providing concession or changing content or subject of existing concessions and being delisted) under certain conditions those material transactions will need to be approved by the general assembly. In the event that parties to such transactions are related parties, such related parties shall not vote at the general assembly. As for all kinds of related party transactions and the issuance of guarantees such as pledges and mortgages in favor of third parties, the same Communiqué also requires that the related parties are not allowed to vote on such transactions at the general assembly.

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

It was obligatory for share certificates that were not dematerialized and that were kept physically by their rightful owners to have been delivered to us or to an authorized stock broker for their registration with the “Central Registry Agency” that has been under the control and supervision of the CMB, since December 31, 2007.

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

Under Turkish law, in the event that one of our shareholders transfers shares to any other shareholder or to any other third-party investor, either foreign or local, the Foreign Investment General Directorate (“FIGD”) must be notified within one month of the transfer of shares.

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

Disclosure of Beneficial Interests in the Shares

The Turkish regulation on public disclosure of listed companies was changed by Communiqué Serial: VIII, No: 54 on Principles Regarding Public Disclosure of Material Events in February 2009 in harmonization with the relevant EU directives. In addition, the CMB issued a guideline concerning the scope and format of such disclosure. The new regulations do not specify every item or action to be disclosed but refer to this guideline and allow listed companies to decide whether such information is material for disclosure. Insider information, which means any non-public information that may possibly affect the value of capital market instruments and investors’ decisions, is required to be disclosed immediately by listed companies. Unlike the previous communiqué on public disclosures, minority shareholders who hold 5% or more of a company’s total share capital and have no management responsibility or power to intervene in the management decisions are not obligated to disclose all sale and purchase transactions relating to the securities. Their disclosure requirement would arise if they exceed the shareholding ratios established in the Communiqué Serial: VIII, No: 54 (5%, 10%, 15%, 20%, 25%, 33%, 50%, 66% and 75%). Disclosure of insider information may be delayed to protect the legitimate interests of the company without causing market manipulation. For those that have administrative responsibilities in Turkcell (including board members and high-ranked executives), or are closely related persons, that purchase and sell

Turkcell’s capital market instruments (including, but not limited to, Turkcell shares), such transactions will need to be declared to the Istanbul Stock Exchange; however, if the cumulative amount of the above-mentioned Turkcell transactions does not exceed TL 10,000 during 2010 (this ceiling has been increased by the CMB to TL 11,000, effective as of January 1, 2012), such declaration will not be needed. This upper limit represents the total amount of all transactions made by Board members/high-ranked executives and their closely related persons. “Closely related persons” means: wives/husbands, children and individuals sharing the same residence at the time of transaction and corporations, legal entities run by, directly/indirectly controlled by or whose economic interests are similar with that of Board members and high-ranked executives of the Company.

In addition, according to the new Communiqué on Voluntary and Mandatory Tender Offers (“Communiqué Serial: IV No.: 44”) issued by the CMB on September 2, 2009, the mandatory tender offer shall be triggered when, directly or indirectly, more than 50% of our Company’s shareholding is acquired or management control of a public company is taken over through acquiring (i) the necessary number of shares granting the right to elect or (ii) privileged shares allowing the nomination of the majority of the board of directors. Communiqué Serial: IV No.: 44 also stipulates certain circumstances, that will not trigger a mandatory offer, such as management control changes of the company by a voluntary tender offer and share transfers by privileged shareholders with management control or persons acting together resulting in a possession of more than 50% of the capital or voting rights.

Free Float Definition Rules

While 34.70% of our Company is listed on the stock exchange, the number of our Company’s free floating shares as of December 30, 2011 was 515,945,665.71, according to the “Report on Free Float Ratios” released by the Central Registry Agency in accordance with the Capital Markets Board’s decision 21/655 of July 23, 2010, as amended by its decision 24/729 of August 18, 2010, and its free float ratio was 23.45%. The difference between these rates results from the exclusion of shares which are “i. held by a public entity, ii. held by the company’s incorporators and its affiliates (companies subject to consolidation), iii. held by shareholders who may be a natural person or a corporate body and control at least 5% of the Company’s capital, iv. held by a) the members of the Company’s Board of Directors and the Board of Auditors, b) General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, c) senior executives who report to General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, v. owned by the savings funds or foundations of companies, vi. Provided as equity capital pursuant to regulations applicable to the capital markets legislation or as a collateral in respect of a margin trading or as a collateral except the ones which are given as a collateral only for Central Depository Bank markets, vii. Which are legally restricted and cannot be subject to purchase and sale, viii. prohibited, ix. Seized” in the definition of free float ratio. The difference may result from one or more situations described in the decision and it is not possible for our Company to know it.

New Trading Rules

The CMB amended the Istanbul Stock Exchange (“ISE”) Stock Market trading rules with its decision dated July 23, 2010 (the “Decision”). The Decision is based on detailed research and technical analysis completed in three months and aims at ensuring conditions that will prevent the formation of artificial prices and support efficient price discovery.

According to the Decision, all companies traded on the ISE will be classified into 3 groups (A, B or C). Some trading rules are differentiated based on this classification. For example, Group B and Group C companies cannot be subject to margin trading and short sale.

The Decision defines:

•	Group A listed companies as companies that are not listed under Group B or Group C.

•

Group B companies as companies that meet the following criteria: (1) the value of the publicly traded shares is under 10 million TRY and the number of shares in circulation is under 10 million or (2) the value of the publicly traded shares is under 45 million TRY and the percentage of actual shares in circulation is under 5%. Furthermore, an investment trust is classified as a Group B company if its stock price is 1.5 times higher than its net asset value (NAV) per share.

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

Protection of Minority Shareholders

Under Turkish securities law, minority shareholders, defined as those who hold 5% or more of our share capital, have the right, among other things, to request our Board of Directors to:

•	invite the shareholders to an extraordinary general assembly;

•	request that a matter be included on the agenda at both ordinary and extraordinary general assembly;

•	request the appointment of special statutory auditors; and

•

require that the company take action against board members who have violated the Turkish Commercial Code or the articles of association of a company or who have otherwise failed to perform their duties.

According to CMB Communiqué (see “Item 16.F Corporate Governance” for further information), which requires compliance by listed companies as from June 30, 2012, in cases where the independent board candidates for whom the shareholders representing one percent of the capital casting dissenting votes have nevertheless been elected as independent members, those shareholders may apply to CMB within 30 days as of the general board meeting date.

Liquidation

In the event of liquidation, our shareholders are entitled to participate in any surplus in proportion to their shareholdings.

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

Share Buy-Backs

Any decrease in our share capital requires an amendment to our Articles of Association. If we undertake to cancel our shares, we must notify any existing creditors, and within two months of notification, they may request payment or, if their receivables are not due and payable, we must create a security interest in their favor. Capital reduction is rarely applied in Turkey. Save for certain exceptions under Turkish law, companies are not allowed to buy back their own shares. Contrary to the current Turkish Commercial Code, which limits the buy-back of shares by Turkish companies, the new Commercial Code contains several rules enabling Turkish companies to repurchase their own shares if they satisfy certain conditions. While the Turkish Commercial Code will enter into force on July 1, 2012, the CMB has taken an anticipatory step by enabling listed companies to buy-back their own shares. The CMB announced this on August 11, 2011, in its Weekly Bulletin numbered 2011/32 and this announcement describes in detail the procedures and principles which apply to such buy-back transactions.

According to the CMB, listed companies will buy back their shares through the buy-back program (the “Buy-Back Program”). The Board prepares it and the General Assembly of Shareholders approves it.

The Buy-Back Program includes:

(i)	the purpose of and the funds granted for the proposed buy-back;

(ii)	maximum number of shares that could be bought back;

(iii)	minimum and maximum purchase price limits;

(iv)	the person(s) authorized to carry out the buy-back;

(v)	the buy-back period that will be sought from the General Assembly (the maximum allowed period being 18 months) and date of the General Assembly; and

(vi)	the summary of the latest completed buy-back program (if any).

The Buy-Back Program must be posted on the company’s website at least 15 days before the date of the General Assembly. If reasonable grounds exist, share buy-back by the Board is possible without prior authorization of the General Assembly. In this case one must comply with certain other public disclosure rules and inform the General Assembly about the buy-back at the next General Assembly.

Listed company may not buy back shares:

•

If the cumulative maximum portion of shares bought back has a total nominal value that exceeds 10% of the value of that company’s entire issued share capital. In this case the company must dispose of any excess within six months;

•	If that company has postponed disclosure of any insider information as allowed under the relevant communiqués of the CMB;

•	Between the board resolution and completion dates of a capital increase;

After deduction of the total cost of shares bought back, the remaining net assets should at least equal to the sum of the issued share capital and legal reserves that could not be distributed by law and Articles of Association. A company may only buy back its shares traded on the ISE.

In addition to applicable ISE exchange rules, the listed company must also comply with other specific rules during buy-back transactions (specific rules about transaction period, placement of purchase orders, daily purchase limits).

Additionally, according to CMB, a listed company cannot use the voting rights associated with the bought-back shares. Those rights are not a factor in the calculation of the General Assembly’s meeting quorum. As for any parent company’s shares bought back by subsidiaries, those voting rights are frozen.

A listed company may freely decide on the period in which it will hold the bought-back shares but this period shall not exceed three years. If the listed company does not dispose of all its bought-back shares during such period (by sale on the ISE), it must cancel such shares by a capital decrease. Financial statements of a listed company shall reflect the bought-back shares as a deduction item under equity according to the Turkish Accounting Standard numbered 32. The income statement cannot reflect revenues and losses arising from disposal of these shares.

The following are disclosure requirements with regard to the Buy-Back Program as set out by the CMB:

Disclosure on the first business day following the date of each buy-back transaction which announces:

(i)	the nominal value and purchase price of the bought-back shares;

(ii)	the ratio of the total nominal value of bought-back shares to the value of that company’s entire issued share capital;

(iii)	the privileges associated with the bought-back shares (if any) and

(iv)	the date of the transaction.

Disclosure within five business days after completing a Buy-back Program: this disclosure must provide details of the individual buy-back transactions carried out during the term of that program. The Board of Directors should also present this information to the General Assembly at the first General Assembly Meeting following completion of the Buy-back Program.

General Assemblies

Our general assemblies are normally held at our head office in Istanbul. We generally hold our annual general assembly within four months of the end of each financial year, which in our case is the calendar year, in accordance with the CMB rules. Extraordinary general meetings may be convened by our Board of Directors, upon the request of our shareholders representing at least 5% of our share capital, or upon the request of our statutory auditors.

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

Shareholders representing at least 5% of our share capital may, by written notice, require any additional matters to be included on the agenda for discussion at any of our general assemblies.

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

Any shareholder holding any of our shares and wishing to attend general assembly meetings to vote must hand in the blockage letters and other required documents to our Head Office within the period specified in applicable regulations in order to obtain an entry permit for that meeting. Shareholders that hold the physical shares and that want to attend our general assemblies must complete the dematerialization of the share certificates. In accordance with the dematerialization procedures, a determined period is necessary for dematerialization transactions of the share certificates. Holders of the non-public registered shares in our share book of registered shares need not comply with such requirement to attend a general assembly. Any shareholder not wishing to attend any such general assembly in person may appoint another person as a proxy.

Except as set out by the provisions of the TCC and our Articles of Association, the required quorum at any general assembly is shareholders representing at least one-quarter of the share capital. If such quorum is not present when a general assembly is convened, the meeting shall be adjourned, in which event the meeting is reconvened within a month, with shareholders or their proxies present at such meeting. Resolutions of general assembly meetings must be passed by a majority of the shareholders or their proxies present at such meetings.

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

10.C Material Contracts

We are not a party to any material contracts other than those entered into in the ordinary course of business, except with regard to the settlement of certain legal disputes. For information regarding these settlements, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 32 (Guarantees and Purchase Obligations) to our consolidated financial statements in this Form 20-F.

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

The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change, possibly with retroactive effect. This summary is also based in part on representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement or any related document will be performed in accordance with the terms of such agreement.

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

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax. Dividends in cash received by resident individuals from Resident Corporations are subject to a withholding tax at the rate of 15% (as discussed above) and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeded TRY 25,000 in 2012 (TRY 23,000 in 2011).

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

For shares acquired before January 1, 2006:

Capital gains derived from shares held by an investor (both individuals and corporations) for over three months are not subject to any withholding tax. Where this holding period has not been met, capital gains received by individuals are computed by deducting the original cost of the shares or ADSs, after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gain arising solely from inflation), from the amount received upon the sale or disposition of the shares or ADSs. Total capital gains are subject to declaration on the income tax return if they exceeded TRY 20,000 in 2012 (TRY 19,000 in 2011).

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

•

For “FUND” shares purchased before January 1, 2006, gains are not subject to income tax withholding. Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares. Total capital gains are subject to declaration on the income tax return if they exceeded TRY 20,000 in 2012 (TRY 19,000 in 2011) and are required to be declared in compliance with the Turkish Tax Regime. For “FUND” shares purchased after January 1, 2006:

1.	If the “FUND” maintains at least 51% of the portfolio invested in the Istanbul Stock Exchange Market and is held for more than a one-year period, gains shall not be subjected to withholding. Such gains shall be declared in compliance with the Turkish Tax Regime.

2.	If the “FUND” does not meet the conditions above, gains shall be subject to withholding at 10% for resident investors. In cases where non-resident investors can certify their own residency status, 0% withholding shall be applied.

3.	Pursuant to a Turkish Constitutional Court decision, which annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individuals and corporations, the withholding tax regime has once again become subject to regulation pursuant to a law numbered 6009, which came into force on August 1, 2010. Pursuant to this new regulation, a 10% withholding on capital gains is applied to individual investors and a 0% withholding is applied to corporate investors, irrespective of the residency status. Non-resident corporate deposit receipt holders (depositaries of our ADR facility) are included within the scope of corporate investors. Non-resident investors of Turkcell ADRs will be subject to 0% withholding provided that the depositary of our ADR facility is a corporate body.

Stamp Taxes

According to the Turkish Stamp Tax Law (Law No. 488), all agreements and documents specified in the law with a monetary value indicated thereon are subject to a stamp tax with rates from 0.165% to 0.825%, which is calculated on the aggregate amount of such agreement or document. Stamp tax to be calculated for a particular “PAPER” was capped at a maximum of TRY 1,251,383.40 per original in 2011 and will be capped at a maximum of TRY 1,379,775.30 per original in 2012.

Certain additional tax regulations

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

•

In the event that the tax authority differentiates previous interpretations of taxation codes via promulgated General Communiqués and Circulars, the new interpretation shall not be applied to previous transactions; and

•

Transactions that are compliant with rulings taken from the Tax Office shall be relieved from both tax penalty and overdue interest. Such shelter is valid only for a tax payer that has applied for the ruling.

United States Federal Income Taxation

The following discussion is a summary of material U.S. federal income tax considerations applicable to the ownership and disposition of shares or ADSs by you, if you are a U.S. holder. In general you will be a “U.S. holder” if:

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

The Treaty benefits discussed generally are not available to holders who hold shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Turkey.

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

Certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2013. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, amongst other things, the U.S. holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend income has been paid are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares and ADSs should constitute qualified dividend income for U.S. federal income tax purposes, and we anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holders. In computing foreign tax credit limitations, non-corporate U.S. holders may take into account only a portion of a qualified dividend to reflect the reduced U.S. tax rate applicable to such dividend. Each U.S. holder of shares or ADSs is urged to consult its own tax advisor regarding the availability to it of the reduced dividend tax rate in light of its own particular situation and regarding the computations of its foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

Passive Foreign Investment Company Status

We currently believe that we were not a passive foreign investment company (a “PFIC”) for the taxable year ended December 31, 2011, for U.S. federal income tax purposes. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. A non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares and ADSs.

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

Overview

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Ukrainian Hryvnia and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Similarly, we are subject to market risk deriving from changes in interest rates that may affect the cost of our financing. We provide a detailed analysis of our foreign exchange and interest rate risks in Note 30.

Foreign Exchange Risk Management

Our functional currency is the TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in a number of different currencies. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros, Ukrainian Hryvnia and Belarusian Rubles, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into TRY at the exchange rates prevailing at the balance sheet date, with the resulting exchange differences recognized in the determination of net income. In 2011, net foreign exchange losses amounted to $202.7 million, resulting from transactions related to foreign exchange effects.

Market risk sensitive instruments consist of loans and borrowings denominated in foreign currencies (substantially in U.S. Dollars) totaling $1,868.1 million, which represents the majority of total indebtedness as of December 31, 2011.

To manage our foreign exchange risk more effectively, we may enter into forward transactions and option contracts. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings or collect premiums. As of December 31, 2011 we did not have any outstanding forward and option contracts to buy or sell U.S. Dollars against TRY. The basis for our sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all our assets and liabilities denominated in foreign currencies. This analysis excludes net foreign currency investments. It is estimated that a general increase of 10% in the value of TRY, Ukrainian Hryvnia and Belarusian Rubles, against other foreign currencies, would have increased our profit before income tax by approximately $93.8 million for the year ended December 31, 2011. These aforementioned assumptions are hypothetical and the actual results may differ substantially from the projected figures.

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

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2011							December 31, 2010
	Effective interest rate	Total carrying amount	2012	2013	2014	2015 thereafter	Fair Value	Effective interest rate	Total carrying amount	2011	2012	2013	2014 thereafter	Fair Value
Fixed rate instruments
Finance lease obligations
USD	6.8%	2.1	1.2	0.7	0.2	—	2.1	4.6%	2.7	2.6	0.1	—	—	2.7
EUR	3.4%	17.6	0.8	1.2	1.3	14.3	17.6	3.4%	21.0	1.8	1.3	1.2	16.7	—
TL	10.2%	0.2	0.1	0.1	—	—	0.2	—	—	—	—	—	—	—
Secured bank loans
USD fixed rate loans	5.0%	6.4	6.4	—	—	—	6.4	5.2%	6.2	6.2	—	—	—	6.2
AZN fixed rate loans	—	—	—	—	—	—	—	22.5%	0.2	0.2	—	—	—	0.2
Unsecured bank loans
USD fixed rate loans	4.6%	486.4	135.5	196.7	84.8	69.4	486.4	4.2%	591.5	208.5	109.7	164.0	109.3	591.5
TL fixed rate loans	15.0%	5.5	5.5	—	—	—	5.5	—	—	—	—	—	—	—

Variable rate instruments
Secured bank loans								—	—	—	—	—	—	—
BYR floating rate loans	10.9%	8.8	1.8	1.6	1.3	4.1	8.8	10.9%	26.2	4.4	4.4	3.7	13.7	26.2
EUR floating rate loans	7.9%	2.6	0.1	2.5	—	—	2.6	—	—	—	—	—	—	—
Unsecured bank loans
USD floating rate loans	3.8%	1,318.8	652.7	421.8	65.0	179.3	1,318.8	3.6%	1,175.0	205.1	387.1	405.3	177.5	1,175.0
EUR floating rate loans	6.6%	19.7	6.8	12.9	—	—	19.7	7.8%	13.6	0.4	1.5	11.7	—	13.6
AZN floating rate loans	—	—	—	—	—	—	—	22.5%	0.3	0.3	—	—	—	0.3
Total		1,868.1	810.9	637.5	152.6	267.1	1,868.1		1,836.7	429.5	504.1	585.9	317.2	1,836.7

For contractual cash flows and nominal interest of bank loans, see Note 25 and Note 30 to our audited consolidated financial statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

As of December 31, 2011, we did not have Turkish government floating rate noteholdings; therefore, we were not exposed to interest rate risks on our financial assets.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest bearing investments and interest bearing debts. When we assume a 1% increase in interest rates for all maturities from their levels as of December 31, 2011, with all other variables held constant, our profit before income tax decreases by $10.5 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Depositary may collect from (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in the Form of ADR certificate), issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities and (ii) each person surrendering ADSs for withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason, U.S.$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be). The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge. These terms are set forth in Paragraph 7 of the Form of ADR certificate.

On July 6, 2011, we signed an amended and restated Deposit Agreement (the “Deposit Agreement”) with Citibank N.A. (“Citibank”), as depositary (the “Depositary”), Turkcell and holders of American Depositary Receipts, which transferred our ADR program from JPMorgan Chase Bank (“JPMorgan”) to Citibank.

As provided for in the American Depositary Receipt included as Exhibit A to the Deposit Agreement, holders of American Depositary Shares may be charged, directly or indirectly, the following amounts in relation to the ownership of depositary receipts held in the Company’s ADR Program, which are payable to the Depositary:

Service	Rate	By Whom Paid
(1) Issuance of ADSs upon deposit of Shares (excluding issuances as a result of distributions described in paragraph (4) below).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.	Person depositing Shares or person receiving ADSs.

(2) Delivery of Deposited Securities against surrender of ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) surrendered.	Person surrendering ADSs for the purpose of withdrawal of Deposited Securities or person to whom Deposited Securities are delivered.

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

(6) Depositary Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

Direct Payments made by Citibank to Turkcell

Citibank, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with such program. In 2011 (from the effective date of the program with Citibank, July 7, 2011), the Depositary reimbursed a portion of $2,233,122, with the remainder to be reimbursed in 2012. The amounts the Depositary has reimbursed and will reimburse are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the type of expenses that Citibank has reimbursed and will reimburse.

Category of Expenses	Amount Reimbursed in 2011 and to be Reimbursed in 2012
Investor Relations(1)	$2,233,122

For the period between January 1, 2011 through July 7, 2011, our prior depositary J.P. Morgan, reimbursed the type of expenses set below.

Category of Expenses	Amount Reimbursed from January 1, 2011 through July 7, 2011
Investor Relations(1)	$499,383

(1)	This type of expense includes activities tailored to increase the company’s ADR program, including, but not limited to roadshows and training in the U.S., legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

Indirect Payments made by Citibank to Turkcell

As part of its service to Turkcell, Citibank has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total $53,428. The table below sets forth the fees that Citibank has agreed to waive and/or expenses that Citibank has agreed to pay in the year ended December 31, 2011.

Category of Expenses	Amount Waived or Paid by Citibank for the period July 7, 2011 through December 31, 2011
Third-party expenses paid directly	$53,428.84
Fees waived	None

For the period between January 1, 2011 through July 7, 2011, our prior depositary JPMorgan, made the type of indirect payments set below.

Category of Expenses	Amount Waived or Paid by JPMorgan for the period January 1, 2011 through July 7, 2011
Third-party expenses paid directly	None
Fees waived	$25,000

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of February 1, 2012, Astelit had debt repayments due to Euroasia in the amount of $150 million and to Financell in the amount of $173 million. Since June 2011, Astelit has not met the payment obligations, which were waived until February 1, 2012. Since that date, our Board of Directors has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations to Euroasia and Financell totaling $323 million and defaulted on its loan agreements. As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $554 million (currently decreased to $402 million, following our $150 million guarantee payment) and waivers were obtained for the aforementioned loans before March 31, 2012. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited together with a guarantee and indemnity given by System Capital Management Limited. Financell has rights to commence enforcement of pledges and guarantee under certain conditions.

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150 million to finance Astelit, also defaulted on its loan on March 30, 2012. As a guarantor, we paid $150 million to related banks on April 6, 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by System Capital Management Limited has been established in favor of Turkcell. Upon payment of the guaranteed amount, Turkcell has the right to commence enforcement of this pledge on the

Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above) totaling $402 million and waivers are being sought for the aforementioned loans.

With respect to the amounts due to Financell, our Board of Directors decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be up to $410.7 million principle amount plus sum of interest, any other costs, expenses and fees that may accrue in connection with the credit line agreements. This guarantee includes the debt repayments of $173 million due under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due. Astelit’s debts are denominated in foreign currencies which expose Astelit to foreign exchange and convertibility risks.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective at a reasonable assurance level.

(b) Management’s Annual Report on Internal Control Over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2011. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2011 based on criteria established in the Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by DRT Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (“Deloitte”), our independent registered public accounting firm in Turkey, as stated in their attestation report which appears below under Item 15(c), Report of Independent Registered Public Accounting Firm.

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

Turkcell İletişim Hizmetleri A.Ş.

We have audited the internal control over financial reporting of Turkcell İletişim Hizmetleri A.Ş. and its subsidiaries (together the “Group”) as of December 31, 2011 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, based on our audit, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the years ended December 31, 2011 and 2010 of the Group and our report dated April 20, 2012 expressed an unqualified opinion on those financial statements based on our audit and the report of other independent registered public accounting firm.

Istanbul, Turkey

April 20, 2012

DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.

Member of DELOITTE TOUCHE TOHMATSU LIMITED

(d) Changes in Internal Control Over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. This conclusion has been made at a reasonable assurance level.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B CODE OF ETHICS

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and other executive officers and financial officers. This code of ethics is posted on our website, www.turkcell.com.tr.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte served as our independent registered public accountant for financial years ended December 31, 2011 and 2010 and KPMG Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. served as our independent registered public accountants for the financial year ended December 31, 2009. Our audited financial statements for the three-year period ended December 31, 2011 appear in this annual report on Form 20-F. At our 2010 annual general meeting of shareholders which occurred on April 29, 2010, Deloitte was appointed as our independent auditors for fiscal years December 31, 2010 and 2011.

The following table presents the aggregate fees for professional services and other services rendered by our auditors to us in 2011, 2010 and 2009.

	2011 $m	2010 $m	2009 $m
Audit Fees(1)	1.6	1.6	2.4
Audit-Related Fees(2)	—	—	—
Tax Fees	—	—	—
All Other Fees(3)	—	—	—
Total	1.6	1.6	2.4

(1)	Audit Fees consist of fees billed for professional services pertaining to the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.
(3)	All Other Fees consist of fees billed for products and services other than services provided under Audit Fees, Audit-Related Fees and Tax Fees.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has determined that all work performed by our external auditors for the year 2012 will be approved by our audit committee and, therefore, it has not adopted blanket pre-approval policies and procedures.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

To our best knowledge and in accordance with the official Share Book of the Company, neither we nor any affiliated purchaser made any purchases of our ordinary shares during the fiscal year ended December 31, 2011.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Incorporated by reference to our annual report on Form 20-F/A filed on April 20, 2011.

ITEM 16G	CORPORATE GOVERNANCE

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

Effective in Autumn 2011, by way of various communiqués, the CMB has revised its corporate governance principles with a view to strengthening the governance practices of listed companies. As a result, the CMB left the “comply or explain” approach to a limited extent and required listed companies to comply with certain corporate governance principles on a compulsory basis. Listed companies, excluding banks, need to comply with the requirements immediately starting with their first General Assembly and not later than June 30, 2012, while the applicable deadline for the banks is the beginning of 2013. For the implementation purposes, the CMB has classified ISE-listed companies into three groups:

•	First Group—Stocks with market cap and free float market cap above TRY 3 billion and TRY 750 million, respectively. Turkcell is in this category.

•	Second Group—Stocks with market cap and free float market cap above TRY 1 billion and TRY 250 million, respectively.

•	Third Group—Remaining stocks that cannot be classified under either the first or second group.

The following summarizes new mandatory CMB requirements that would apply to our Company.

Mandatory rules relating to board membership and board structure:

•

The number of independent members in the Board shall not be less than one third of the total number of the members of the Board of Directors. In calculating the number of independent board members, a fraction would be rounded up to the nearest integer. In any case the number of the independent board members shall not be less than two. The term of office of independent members of the board of directors is up to three years. Such members are eligible to be nominated again and re-elected. Nevertheless a board member who served for more than six years within the last ten years cannot be appointed as an independent board member. The General Assembly can limit the number of independent board members by 50% of the total number of board members.

•

Companies in the first group are required to notify the CMB of the independent member candidates at least 60 days (45 days for the first implementation year of CMB regulation) prior to the planned General Assembly meeting at which the members will be elected. The CMB, having evaluated the independence of the candidates, is required to disclose its approval/disapproval within the next 30 days. Companies classified in the other two groups are not required to seek CMB approval.

•

In the event that a candidate is appointed as independent director and shareholders holding at least 1% of the company’s share capital vote against that candidate at the general assembly meeting, the CMB shall step in, conduct a separate assessment and make a decision regarding the independence of the appointed director.

•	The CMB has updated its independence criteria for independent board members.

•	The following Board committees shall be established by listed companies:

•	Audit Committee (already existing at Turkcell Board level)

•	Corporate Governance Committee (already existing at Turkcell Board level)

•	Candidate Nomination Committee

•	Early Detection of Risks Committee

•	Remuneration Committee.

In the event a separate Candidate Nomination Committee, Early Detection of Risks Committee and Remuneration Committee cannot be established due to the structure of the board of directors, the Corporate Governance Committee shall perform the duties of these Committees. The CMB further announced that for the first implementation, the Audit Committee rather than the Corporate Governance Committee shall act as the

Candidate Nomination Committee. All of the members of the Audit Committee and the chairmen of the other committees shall be elected among the independent board members. It is sufficient that the majority of the members of the committees—except for the Audit Committee – to be board members. The chief executive officer/general manager should not hold a position at the committees. Terms of reference, working principles and members of the committees shall be determined and disclosed to the public by the board of directors.

Mandatory rules relating to enhanced shareholder information:

•	General Assembly call content has been enhanced.

•

Controlling shareholders, board members, senior management, and spouses and second degree blood and affinity relatives of those can only do transactions which may cause conflicts of interest with the company or its subsidiaries and can only compete with the company if the General Assembly gives its prior approval thereto and if the General Assembly is informed of aforesaid transactions.

•

A written remuneration policy for board members and senior management shall be prepared. This policy shall be posted on the company’s website and submitted at the ordinary General Assembly as a separate agenda item for information. Payment plans, such as stock options or those based on company performance, are not used in the remuneration of independent board members. Remuneration of independent board members must safeguard the independency level.

•	There are mandatory rules relating to material transactions and related party transactions/guarantees to third parties.

•

As for material transactions (transfer, acquisition or lease of all or significant portion of Company assets or constitution of limited property right there on; providing concession or changing content or subject of existing concessions and being delisted), the majority vote of independent board members is sought for those transactions to be executed. In the event the board would approve those material transactions, even if the majority of independent board members do not vote affirmatively, those transactions shall be submitted to the approval of the general assembly. Any objection of independent board members should immediately be disclosed to the public, communicated to the CMB and read at the General Assembly meeting. Related parties with respect to specific transactions are not allowed to vote at the General Assembly. A meeting quorum is not required in order to fulfill this provision and resolutions are taken by simple majority of the attendees having voting rights.

•

The approval of the majority of the independent members shall be necessary for any and all kinds of related party transactions of the company (related parties referred in the Communiqué will be determined in accordance with the Turkish Accounting Principles no:24, equivalent of IAS 24), as well as for the resolutions of the board of directors with respect to giving guarantees, pledges and mortgages in favor of third parties. In cases where the majority of the independent members do not approve such transaction, the case shall be disclosed to the public and the transaction shall be submitted to the General Assembly for approval. During such General Assembly meetings, a resolution shall be adopted by vote in which the parties to the transaction as well as the individuals related thereto are not entitled to vote. A meeting quorum shall not be necessary for the general assembly meetings to be held for those cases. Such resolutions shall be adopted by simple majority of the attendees having right to vote. The CMB, in a further announcement, clarified that listed companies may adopt one general board/general assembly resolution for the execution of transactions of continuous and extensive nature with related parties unless the terms of those transactions are changed. In case such changes occur, a new board/general assembly resolution will be needed.

Until the entry into force of the changes described above, as further explained below, the CMB Principles recommend that audit committee members be independent according to the criteria set forth therein. In Turkey, other than the CMB Principles, the composition of the audit committee for public companies is regulated by a CMB communiqué, which only requires that committee members be composed of non-executive board members. The CMB Principles function on a comply-or-explain basis. In accordance with these principles, we disclose in our Corporate Governance Compliance Report that our Board currently has one independent member.

Below is a summary of the significant differences between our corporate governance practices and those that would apply to U.S. companies under the NYSE corporate governance rules as of March 31, 2012:

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

On June 23, 2004, our Board of Directors established a Corporate Governance Committee. Our Corporate Governance Committee has a written charter specifying its duties. According to the CMB Principles, which operate on a “comply or explain” basis, only committees’ chairs are required to be independent as defined by the Principles themselves. At the Board of Directors meeting on May 27, 2010, it was decided that Colin J. Williams, our independent board member, will serve as Chairman of the Corporate Governance Committee.

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

Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	The CMB Principles do not require us to have a compensation committee. Our corporate governance committee may develop and recommend a compensation policy to our Board of Directors in respect of our directors, the Chief Executive Officer and Chief Financial Officer.

Listed companies must have an audit committee that satisfies requirements set forth in Exchange Act Rule 10A-3 and additional requirements, including: (i) a minimum of three members; (ii) independence as defined in NYSE Rule 303A.02; and (iii) a written	Our audit committee has two members, in accordance with Turkish practice: Mr. Colin J. Williams and Mr. Alexey Khudyakov. Mr. Williams chairs the committee and is considered independent under the U.S. Sarbanes-Oxley Act of 2002, the rules

NYSE Corporate Governance Rule for U.S. Issuers	Our Practice as a Foreign Private Issuer
charter that addresses minimum duties in addition to those required by Exchange Act Rule 10A-3.	promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of NYSE and the Turkish CMB Corporate Governance Principles. Mr. Khudyakov is an observer on the audit committee and is not considered independent under the U.S. Sarbanes-Oxley Act of 2002 and rules promulgated thereunder. On January 26, 2007, the Turkish CMB informed Turkcell that Alexey Khudyakov’s current status, as an “observer member” on the audit committee does not satisfy the requirements under Article 25 of the CMB’s “Committees Responsible for Auditing”. The CMB has stated that steps must be taken so that our Company can comply with Article 25. We believe that Mr. Khudyakov does fully meet the requirements of Article 25 as he is a non-executive board member and have initiated a lawsuit before an administrative court seeking to suspend the execution and to annul the decision of the CMB with respect to Mr. Khudyakov. The administrative court ultimately dismissed our lawsuit in January 2008. In March 2008, we appealed before the Council of State and on March 23, 2010, the Council of State rejected the appeal. The Company applied for the correction of the decision, but our application was denied.

By a decision notified to us on October 23, 2008, the CMB penalized Turkcell TRY 11,836 (equivalent to $6,676 as of April 1, 2012) for not complying with its decision that stated that Mr. Khudyakov’s current status as an “observer member” on the audit committee did not satisfy the requirements under Article 25 of the CMB’s “Committees Responsible for Auditing”. The CMB also required Turkcell to inform its shareholders at the following General Assembly (which was held on January 30, 2009) of this administrative penalty. In November 2008, we commenced a lawsuit before the court seeking to suspend the execution of the administrative fine and to annul the CMB’s decision related thereto. The administrative court ultimately dismissed our lawsuit in May 2011. In July 2011, we appealed before the

NYSE Corporate Governance Rule for U.S. Issuers	Our Practice as a Foreign Private Issuer

Council of State and the Council of State rejected our request to suspend execution at the appeal phase. The appeal process is still pending.

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

Our audited consolidated financial statements as of December 31, 2011, and for each of the years in the three-year period ended December 31, 2011, are filed as part of this annual report, on pages F-6 through F-11.

ITEM 19.	EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

1.1	Articles of Association of Turkcell Iletisim Hizmetleri A.S.

8.1	Subsidiaries of Turkcell.

12.1	Certification of Sureyya Ciliv, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Murat Doğan Erden, Acting Chief Financial Officer for preparation of the Annual Report of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Auditor Letter Pertaining to Item 16F (incorporated by reference to Form 20-F of Turkcell filed on April 27, 2010).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 20, 2012	By:	/s/ SUREYYA CILIV
Sureyya Ciliv
Chief Executive Officer

Date: April 20, 2012	By:	/s/ MURAT DOğAN ERDEN
Murat Doğan Erden
Acting Chief Financial Officer for preparation of the Annual Report

DRT Bagimsiz Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. Sun Plaza, Bilim Sokak No: 5 34398 Maslak, Şişli İstanbul, Türkiye Tel: +90 212 366 6000 Fax: +90 212 366 6010 www.deloitte.com.tr

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Turkcell İletişim Hizmetleri A.Ş.

We have audited the accompanying consolidated statement of financial position of Turkcell İletişim Hizmetleri A.Ş (“the Company”) and its subsidiaries (together “the Group”) as of December 31, 2011 and 2010 and the related consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the years ended December 31, 2011 and 2010. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Fintur Holdings B.V. (“Fintur”); a 41.45 percent owned equity accounted investee of the Group. The Group’s investment in Fintur as of December 31, 2011 and 2010 was $359 million and $304 million, respectively and its share in profit of Fintur was $165 million and $153 million for the years 2011 and 2010, respectively. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Fintur, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other independent registered public accounting firm provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other independent registered public accounting firm, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2010 and the results of their operations and their cash flows for the years ended December 31, 2011 and 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2012 expressed an unqualified opinion on the effectiveness of Group’s internal control over financial reporting.

Other Matter

Without qualifying our opinion, we draw attention to the following matter:

As already discussed in Note 2a and 22, the Group’s audited consolidated financial statements for the year ended December 31, 2010 were approved by the Company’s Audit Committee and Board of Directors and

authorized for announcement on February 23, 2011. However; these consolidated financial statements were not approved by the General Assembly meeting on 21 April 2011 and the Extraordinary General Assembly meetings on August 11 and October 12, 2011. The General Assembly has the authority to amend the consolidated financial statements. Additionally, the Company’s Board of Directors proposed a dividend distribution for the year ended December 31, 2010 amounting to TL 1,328,697 thousand on March 23, 2011. Since consolidated financial statements for the year ended December 31, 2010 were not approved in General Assembly and Extraordinary General Assembly meetings, the dividend distribution proposal was not approved and no financial liability has been recognized in the accompanying consolidated financial statements.

Istanbul, Turkey

April 20, 2012

DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.

Member of DELOITTE TOUCHE TOHMATSU LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Fintur Holdings B.V.

We have audited the consolidated balance sheets of Fintur Holdings B.V. and its subsidiaries (the “Group”) as at 31 December 2011 and 2010 and consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the years ended 31 December 2011, 2010 and 2009. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fintur Holdings B.V. and its subsidiaries as at 31 December 2011 and 2010 and the results of their operations and their cash flows for the years ended 31 December 2011, 2010 and 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Başaran Nas Bağimsiz Denetim ve

Serbest Muhasebeci Mali Müşavirlik A.Ş.

a member of

PricewaterhouseCoopers

Mert Tüten, SMMM

Partner

Istanbul, 18 April 2012

Başaran Nas Bağimsiz Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. a member of PricewaterhouseCoopers Turkey

BJK Plaza, Süleyman Seba Caddesi No:48 B Blok Kat 9 Akaretler Beşiktaş 34357 İstanbul-Turkey

www.pwc.com/tr Telephone: +90 (212) 326 6060 Facsimile: +90 (212) 326 6050

Akis Bagimsiz Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. Yapi Kredi Plaza C Blok Kat 17 Büyükdere Caddesi Levent 34330 Istanbul	Telephone Fax Internet	+90 (212) 317 74 00 +90 (212) 317 73 00 www.kpmg.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Turkcell Iletisim Hizmetleri A.S.:

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries (the “Group”) for the year ended December 31, 2009. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the consolidated financial statements of Fintur Holdings B.V. (“Fintur”), a 41.45 percent owned equity accounted investee company. The Group’s share of profit of Fintur was $120 million for the year ended December 31, 2009. Those consolidated financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Fintur, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the results of Turkcell Iletisim Hizmetleri A.S.’ and its subsidiaries’ operations and their cash flows for the year ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Akis Bagimsiz Denetim ve Serbest

Muhasebeci Mali Müsavirlik A.S.

Istanbul, Turkey

April 26, 2010

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Note	2011	2010
Assets
Property, plant and equipment	13	2,709,600	3,068,021
Intangible assets	14	1,246,308	1,709,311
GSM and other telecommunication operating licenses		691,895	955,703
Computer software		502,974	547,607
Other intangible assets		51,439	206,001
Investments in equity accounted investees	15	414,392	399,622
Other investments	16	22,568	33,849
Due from related parties	34	43	1,044
Other non-current assets	17	125,389	107,277
Trade receivables	19	113,581	35,024
Deferred tax assets	18	3,286	2,876

Total non-current assets		4,635,167	5,357,024

Inventories		26,069	24,386
Other investments	16	844,982	8,201
Due from related parties	34	43,215	88,897
Trade receivables and accrued income	19	842,381	816,151
Other current assets	20	198,458	197,740
Cash and cash equivalents	21	2,508,529	3,302,163

Total current assets		4,463,634	4,437,538

Total assets		9,098,801	9,794,562

Equity
Share capital	22	1,636,204	1,636,204
Share premium	22	434	434
Capital contributions	22	22,772	22,772
Reserves	22	(1,920,974)	(660,121)
Retained earnings	22	6,053,702	5,258,327

Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		5,792,138	6,257,616

Non-controlling interests	22	(60,533)	(24,019)

Total equity		5,731,605	6,233,597

Liabilities
Loans and borrowings	25	1,057,380	1,407,316
Employee benefits	26	28,259	29,742
Provisions	28	58,219	57,055
Other non-current liabilities	24	92,669	160,832
Deferred tax liabilities	18	67,374	93,105

Total non-current liabilities		1,303,901	1,748,050

Bank overdraft	21	1,084	5,896
Loans and borrowings	25	811,953	430,205
Income taxes payable	12	61,891	96,080
Trade and other payables	29	929,488	951,976
Due to related parties	34	14,582	10,760
Deferred income	27	118,376	164,186
Provisions	28	125,921	153,812

Total current liabilities		2,063,295	1,812,915

Total liabilities		3,367,196	3,560,965

Total equity and liabilities		9,098,801	9,794,562

The notes on page F-12 to F-131 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Note	2011	2010	2009
Revenue	8	5,609,679	5,982,093	5,789,972
Direct costs of revenue		(3,528,928)	(3,349,035)	(3,097,097)

Gross profit		2,080,751	2,633,058	2,692,875

Other income		32,600	14,668	978
Selling and marketing expenses		(1,010,615)	(1,085,750)	(1,085,081)
Administrative expenses		(246,543)	(347,290)	(273,139)
Other expenses	9	(161,236)	(64,233)	(111,220)

Results from operating activities		694,957	1,150,453	1,224,413

Finance income	11	330,277	277,130	329,550
Finance costs	11	(289,648)	(102,662)	(187,514)

Net finance income		40,629	174,468	142,036

Monetary gain		144,813	—	—
Share of profit of equity accounted investees	15	136,907	122,839	78,448

Profit before income tax		1,017,306	1,447,760	1,444,897

Income tax expense	12	(292,193)	(320,799)	(340,093)

Profit for the year		725,113	1,126,961	1,104,804

Profit/(loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		751,709	1,170,176	1,093,992
Non-controlling interests		(26,596)	(43,215)	10,812

Profit for the year		725,113	1,126,961	1,104,804

Basic and diluted earnings per share (in full USD)	23	0.34	0.53	0.50

The notes on page F-12 to F-131 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	2011	2010	2009
Profit for the year	725,113	1,126,961	1,104,804

Other comprehensive income/(expense):
Foreign currency translation differences	(1,293,917)	(184,352)	53,046
Net change in fair value of available-for-sale securities	—	(1,318)	1,197
Change in cash flow hedge reserve	(459)	—	—
Income tax on other comprehensive (expense)/income	(4,430)	(754)	(1,091)

Other comprehensive income/(expense) for the year, net of income tax	(1,298,806)	(186,424)	53,152

Total comprehensive income for the year	(573,693)	940,537	1,157,956

Total comprehensive income/(expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	(540,624)	984,187	1,146,681
Non-controlling interest	(33,069)	(43,650)	11,275

Total comprehensive income for the year	(573,693)	940,537	1,157,956

The notes on page F-12 to F-131 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Cash Flow Hedge Reserves	Reserve for Non- Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Equity
Balance at 1 January 2009	1,636,204	18,202	434	378,779	121	—	(286,922)	(798,362)	4,437,071	5,385,527	58,116	5,443,643
Total comprehensive income
Profit for the year	—	—	—	—	—	—	—	—	1,093,992	1,093,992	10,812	1,104,804
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	—	—	51,492	—	51,492	463	51,955
Net change in fair value of available-for-sale securities, net of tax	—	—	—	—	1,197	—	—	—	—	1,197	—	1,197

Total other comprehensive income/(expense)	—	—	—	—	1,197	—	—	51,492	—	52,689	463	53,152

Total comprehensive income/(expense)	—	—	—	—	1,197	—	—	51,492	1,093,992	1,146,681	11,275	1,157,956

Increase in legal reserves	—	—	—	105,512	—	—	—	—	(105,512)	—	—	—
Dividends paid (Note 22)	—	—	—	—	—	—	—	—	(713,297)	(713,297)	(31,083)	(744,380)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	—	(1,676)	(1,676)
Change in reserve for non-controlling interest put option	—	—	—	—	—	—	36,088	—	—	36,088	—	36,088
Capital contribution granted	—	4,570	—	—	—	—	—	—	—	4,570	—	4,570

Balance at 31 December 2009	1,636,204	22,772	434	484,291	1,318	—	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201

Balance at 1 January 2010	1,636,204	22,772	434	484,291	1,318	—	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201
Total comprehensive income
Profit for the year	—	—	—	—	—	—	—	—	1,170,176	1,170,176	(43,215)	1,126,961
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	—	(461)	(184,210)	—	(184,671)	(435)	(185,106)
Net change in fair value of available-for-sale securities, net of tax	—	—	—	—	(1,318)	—	—	—	—	(1,318)	—	(1,318)

Total other comprehensive income/(expense)	—	—	—	—	(1,318)	—	(461)	(184,210)	—	(185,989)	(435)	(186,424)

Total comprehensive income/(expense)	—	—	—	—	(1,318)	—	(461)	(184,210)	1,170,176	984,187	(43,650)	940,537

Increase in legal reserves	—	—	—	50,652	—	—	—	—	(50,652)	—	—	—
Dividends paid (Note 22)	—	—	—	—	—	—	—	—	(573,451)	(573,451)	(17,090)	(590,541)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	—	89	89
Change in reserve for non-controlling interest put option	—	—	—	—	—	—	(12,689)	—	—	(12,689)	—	(12,689)

Balance at 31 December 2010	1,636,204	22,772	434	534,943	—	—	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Cash Flow Hedge Reserves	Reserve for Non- Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Equity
Balance at 1 January 2011	1,636,204	22,772	434	534,943	—	—	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597
Total comprehensive income
Profit for the year	—	—	—	—	—	—	—	—	751,709	751,709	(26,596)	725,113
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	—	(10,717)	(1,281,157)	—	(1,291,874)	(6,473)	(1,298,347)
Change in cash flow hedge reserve	—	—	—	—	—	(459)	—	—	—	(459)	—	(459)
Net change in fair value of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	—	—	—	—

Total other comprehensive income/(expense)	—	—	—	—	—	(459)	(10,717)	(1,281,157)	—	(1,292,333)	(6,473)	(1,298,806)

Total comprehensive income/(expense)	—	—	—	—	—	(459)	(10,717)	(1,281,157)	751,709	(540,624)	(33,069)	(573,693)

Transfers from legal reserves	—	—	—	(1,004)	—	—	—	—	1,004	—	—	—
Dividend paid (Note 22)	—	—	—	—	—	—	—	—	—	—	(3,989)	(3,989)
Effects of inflation accounting (Note 2b)	—	—	—	—	—	—	—	—	42,662	42,662	—	42,662
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	—	544	544
Change in reserve for non-controlling interest put option (Note 30)	—	—	—	—	—	—	32,484	—	—	32,484	—	32,484

Balance at 31 December 2011	1,636,204	22,772	434	533,939	—	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605

The notes on page F-12 to F-131 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Note	2011	2010	2009
Cash flows from operating activities
Profit for the year		725,113	1,126,961	1,104,804
Adjustments for:
Depreciation and impairment of fixed assets	13	636,758	515,515	384,257
Amortization of intangible assets	14	287,792	241,839	206,421
Net finance (income)	11	(300,307)	(237,628)	(254,582)
Income tax expense	12	292,193	320,799	340,093
Share of profit of equity accounted investees		(165,408)	(154,457)	(115,240)
(Gain)/loss on sale of property, plant and equipment		(3,771)	101	25,150
Unrealized foreign exchange and monetary gain/loss on operating assets		(159,292)	(5,847)	88,572
Impairment losses on goodwill		52,971	23,499	61,835
Provision for impairment of trade receivables	30	31,361	126,257	75,379
Deferred income	27	(16,005)	(77,854)	(2,966)
Impairment losses on equity accounted investee and other non-current investments	9	21,558	—	—

		1,402,963	1,879,185	1,913,723
Change in trade receivables	19	(275,271)	(204,403)	(269,360)
Change in due from related parties	34	33,984	28,752	(20,312)
Change in inventories		(6,110)	3,083	(8,662)
Change in other current assets	20	(35,736)	(29,389)	(37,099)
Change in other non-current assets	17	(22,867)	(29,011)	(21,272)
Change in due to related parties	34	4,159	(3,775)	(6,290)
Change in trade and other payables		43,853	32,541	180,469
Change in other current liabilities		57,741	(96,118)	(115,306)
Change in other non-current liabilities	24	(21,185)	(14,051)	(82,893)
Change in employee benefits	26	3,917	2,690	942
Change in provisions	28	(8,060)	(45,102)	123,644

		1,177,388	1,524,402	1,657,584
Interest paid		(46,716)	(38,829)	(29,497)
Income tax paid		(276,176)	(322,754)	(395,024)
Dividends received		71,331	99,759	83,543

Net cash generated by operating activities		925,827	1,262,578	1,316,606

Cash flows from investing activities
Acquisition of property, plant and equipment		(660,359)	(912,097)	(1,044,165)
Acquisition of intangible assets	14	(198,607)	(132,827)	(723,507)
Proceeds from sale of property, plant and equipment		8,603	8,506	4,471
Proceeds from currency option contracts		6,081	12,147	10,549
Payment of currency option contracts premium		(1,267)	(4,988)	(1,150)
Acquisition of financial assets		(858,667)	(16,762)	(83,951)
Proceeds from sale of financial assets		11,191	70,528	32,015
Acquisition of subsidiary including cash acquired	7	578	—	—
Interest received		281,965	270,602	320,697

Net cash used in investing activities		(1,410,482)	(704,891)	(1,485,041)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		552,859	1,071,777	1,692,866
Loan transaction costs		(938)	(12,100)	(14,357)
Repayment of borrowings		(516,901)	(772,892)	(944,133)
Change in non-controlling interest		544	89	—
Proceeds from capital contribution		—	—	4,570
Dividends paid		(3,989)	(590,541)	(744,380)

Net cash generated by/(used in) financing activities		31,575	(303,667)	(5,434)

Net (decrease)/increase in cash and cash equivalents		(453,080)	254,020	(173,869)
Cash and cash equivalents at 1 January		3,296,267	3,090,242	3,255,420
Effects of foreign exchange rate fluctuations on cash and cash equivalents		(335,742)	(47,995)	8,691

Cash and cash equivalents at 31 December	21	2,507,445	3,296,267	3,090,242

The notes on page F-12 to F-131 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport, Maritime Affairs and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under the 2G License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) a treasury share equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

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

As at 31 December 2011, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related parties footnote. Alfa Group holds 13.2% of the Company’s shares indirectly through Cukurova Holdings Limited and Turkcell Holding AS.

The consolidated financial statements of the Company as at and for the year ended 31 December 2011 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. Subsidiaries of the Company, their locations and their business are given in Note 35. The Company’s and each of its subsidiaries’, associate’s and joint venture’s financial statements are prepared as at and for the year ended 31 December 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The Company selected the presentation form of “function of expense” for the statement of comprehensive income in accordance with IAS 1 “Presentation of Financial Statements”.

The Company reports cash flows from operating activities by using the indirect method in accordance with IAS 7 “Statement of Cash Flows”, whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

Authority for restatement and approval of consolidated financial statements belongs to the Board of Directors. Consolidated financial statements are approved by the Board of Directors by the recommendation of Audit Committee of the Company.

The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assembly on 21 April 2011 and the Extraordinary General Assemblies of Shareholders held on 11 August 2011 and 12 October 2011.

The consolidated financial statements as of and for the year ended 31 December 2011 were authorized for issue on 22 February 2012 by the Board of Directors and updated by the management for any subsequent events up until 20 April 2012.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary periods in accordance with International Accounting Standard No. 29. (“Financial Reporting in Hyperinflationary Economies”) (“IAS 29”), where applicable, except that the following assets and liabilities are stated at their fair value: put option liability, derivative financial instruments and financial instruments classified as available-for-sale. The methods used to measure fair value are further discussed in Note 4. Hyperinflationary period lasted by 31 December 2005 in Turkey and commenced on 1 January 2011 in Belarus. In the financial statements of subsidiaries operating in Belarus, restatement adjustments have been made to compensate the effect of changes in the general purchasing power of the Belarusian Ruble in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

approaching or exceeding 100%. Such cumulative rate in Belarus was 152% for the three years ended 31 December 2011 based upon the consumer price index (“CPI”) announced by the National Statistical Committee of the Republic of Belarus. Such index and the conversion factors used to adjust the financial statements of the subsidiaries operating in Belarus for the effect of inflation as at 31 December 2011 are given below:

Dates	Index	Conversion Factor
31 December 2008	1.3524	2.5221
31 December 2009	1.4856	2.2959
31 December 2010	1.6345	2.0867
31 December 2011	3.4109	1.0000

The annual change in the BYR exchange rate against USD and Euro can be compared with the rates of general price inflation in Belarus according to the CPI as set out below:

Years	2009	2010	2011
Currency change USD (%)	30%	5%	178%
Currency change Euro (%)	33%	(3)%	172%
CPI inflation (%)	10%	10%	109%

As at 31 December 2011 the exchange rate announced by the National Bank of the Republic of Belarus was BYR 8,350 = USD 1, BYR 10,800 = Euro 1 (31 December 2010: BYR 3,000 = USD 1, BYR 3,973 = Euro 1).

The main guidelines for the IAS 29 restatement are as follows:

•	All statement of financial of position items, except for the ones already presented at the current purchasing power level, are restated by applying a general price index.

•

Monetary assets and liabilities of the subsidiaries operating in Belarus are not restated because they are already expressed in terms of the current measuring unit at the balance sheet date. Monetary items presents money held and items to be received or paid in money.

•

Non-monetary assets and liabilities of the subsidiaries operating in Belarus are restated by applying, to the initial acquisition cost and any accumulated depreciation, the change in the general price index from the date of acquisition or initial recording to the balance sheet date. Hence, property, plant and equipment, investments and similar assets are restated from the date of their purchase, not to exceed their market value. Depreciation is similarly restated. The components of shareholders’ equity are restated by applying the applicable general price index from the dates the components were contributed or arose otherwise.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

•

All items in the statement of income of the subsidiaries operating in Belarus, except non-monetary items in the statement of financial position that have effect over statement of income, are restated by applying the relevant conversion factors from the dates when the income and expense items were initially recorded in the financial statements.

•

The gain or loss on the net monetary position is the result of the effect of general inflation and is the difference resulting from the restatement of non-monetary assets, shareholders’ equity and statement of income items. The gain or loss on the net monetary position is included in net income.

The comparative amounts relating to the subsidiaries operating in Belarus in the 2010 consolidated financial statements are not restated. Only the current period amounts reported in the consolidated financial statements are affected by the subsidiaries operating in Belarus. Since the carrying value of Belarusian Telecom as of 1 January 2011 is limited by the value in use determined in accordance with the impairment analysis as of the same date, the net effect amounting to $42,662 as a result of the inflation accounting effect on the carrying value of Best as of 1 January 2011 less reassessed corresponding additional impairment charge amounting to $87,341 is presented as “Effects of Hyperinflation” within the opening balance of retained earnings for the financial year 2011.

(c)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars (“USD” or “$”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”), Ukranian Hryvnia (“HRV”) and Swedish Krona (“SEK”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of East Asian Consortium BV (“Eastasia”), Beltur BV, Surtur BV and Turkcell Europe is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is HRV. The functional currency of Belarusian Telecommunications Network (“Belarusian Telecom”) and FLLC Global Bilgi (“Global FLLC”) is Belarusian Ruble (“BYR”). The functional currency of Azerinteltek QSC (“Azerinteltek”) is Azerbaijan Manat.

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

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in Notes 4 and 33 and detailed analysis with respect to accounting estimates and critical judgments of allowance for doubtful receivables, useful lives or expected patterns of consumption of

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

the future economic benefits embodied in depreciable assets, commission fees, revenue recognition, income taxes and impairment testing for cash-generating unit containing goodwill are provided below:

Key sources of estimation uncertainty

The economic environment in Belarus has deteriorated significantly since the second quarter of financial year 2011. Interest rates are linked to the prime refinance rate of the National Bank of Belarus, which has been gradually increased during 2011 and prices for goods and services denominated in BYR have been revisited several times in 2011 based on the change of market exchange rates. As of the balance sheet date cumulative inflation in the last three years exceeds 100% and therefore Belarus is considered a hyperinflationary economy. IAS 29 “Reporting in Hyperinflationary Economies” is applied by subsidiaries operating in Belarus in financial statements for the year ending 31 December 2011 as detailed Note 2(b).

While the National Bank of the Republic of Belarus has taken certain measures aimed at stabilizing the situation and preventing negative trends in the domestic foreign exchange market, including speculative pressure on the BYR, there exist the potential for economic uncertainties to continue in the foreseeable future.

Current and potential future political and economic changes in Belarus could have an adverse effect on the subsidiaries operating in this country. The economic stability of Belarus depends on the economic measures that will be taken by the government and the outcomes of the legal, administrative and political processes in the country. These processes are beyond the control of the subsidiaries established in the country.

Consequently, the subsidiaries operating within Belarus may subject to the risks, i.e. foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus. The future economic situation of Belarus might differ from the Group’s expectations. As of 31 December 2011, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

In accordance with IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”, the residual value and the useful life of an asset shall be reviewed at least at each financial year-end and, if expectations differ from previous estimates, the change(s) shall be accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. As part of yearly review of useful lives of assets, the Group made necessary evaluation by considering current technological and economic conditions and recent business plans. Based on the evaluation performed, changes in the useful lives caused the following prospective impacts on depreciation and amortization charges.

	Previous accounting estimate	Current accounting estimate	Impact
Depreciation and amortization charge for the year ended 31 December 2011	(893,203)	(924,550)	(30,347)

Due to the impracticability, the Group has not disclosed the effect of the change for the future periods.

Commission fees

Commission fees relate to services performed in relation to betting games in Turkey where the Group acts as an agent in the transaction rather than as a principal. In April 2009, the IASB issued amendments to the illustrative guidance in the appendix to IAS 18 “Revenue” in respect of identifying an agent versus a principal in a revenue-generating transaction. Based on this guidance; management considered the following factors in distinguishing between an agent and a principal:

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

•	the component has standalone value to the customer; and

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

Impairment testing for cash-generating unit containing goodwill

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 3. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates as discussed in Notes 14 and 15.

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

The Group did not have any major changes in the accounting estimates during the current year, except for the useful lives of property, plant and equipment.

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

(a)	Basis of consolidation

(i)	Business combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts generally are recognized in profit or loss.

Transactions costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is measured at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

(ii)	Subsidiaries

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

(iii)	Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of IFRS 3 “Business Combinations”. In business combinations under common control, assets and liabilities subject to business combination are accounted for at their carrying value in consolidated financial statements. Statements of income are consolidated starting from the beginning of the financial year in which the business combination is realized. Financial statements of previous financial years are restated in the same manner in order to maintain consistency and comparability. Any positive or negative goodwill arising from such business combinations is not recognized in the consolidated financial statements. Residual balance calculated by netting off investment in subsidiary and the share acquired in subsidiary’s equity accounted for as equity transactions (i.e. transactions with owners in their capacity as owners).

(iv)	Associates and jointly controlled entities (equity accounted investees)

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

Upon disposal of an associate that results in the Group losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with IAS 39. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when it loses significant influence over that associate.

Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognized at cost. The Group’s investment includes goodwill identified on

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. The Group’s equity accounted investees as at 31 December 2011 are Fintur Holdings BV (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

(v)	Transactions eliminated on consolidation

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

(vi)	Non-controlling interests

Where a put option is granted by the Group to the non-controlling interests shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognizes a liability for the present value of the estimated exercise price of the option. The interests of the non-controlling shareholders that hold such put options are derecognized when the financial liability is recognized. The corresponding interests attributable to the holder of the puttable non-controlling interests are presented as attributable to the equity holders of the parent and not as attributable to those non-controlling interests’ shareholders. The difference between the put option liability recognized and the amount of non-controlling interests’ shareholders derecognized is recorded under equity. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss for the business combinations after 1 January 2009.

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD from the functional currency of the foreign operation at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to USD at monthly average exchange rates excluding foreign operations in hyperinflationary economies which are translated to USD at exchange rates at the reporting date.

The income and expenses of foreign operations in hyperinflationary economies are translated to USD at the exchange rate at the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies, their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date.

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

Assets and liabilities for each statement of financial position presented (including comparatives) are translated to USD at exchange rates at the statement of financial position date. Income and expenses for each statement of income (including comparatives) are translated to USD at monthly average exchange rates excluding operations in hyperinflationary economies which are translated to USD at exchange rates at the reporting date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

As the Group has unconditional obligations to fulfill its liabilities under these agreements, IAS 32 “Financial instruments: Disclosure and Presentation”, requires the value of such put option to be presented as a financial liability on the statement of financial position for the present value of the estimated option redemption amount. The Group accounts for such transactions under the anticipated acquisition method and the interests of non-controlling shareholders that hold such put option are derecognized when the financial liability is recognized. The Group accounts for the difference between the amounts recognized for the exercise price of the put option and the carrying amount of non-controlling interests in equity.

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

Also the Group enters into derivative financial instruments to manage its exposure to interest rate, including interest rate collar. Further details of derivative financial instruments are disclosed in Note 25 and 30.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is immediately recognized in statement of income unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in statement of income depends on the nature of the hedge relationship.

Hedge Accounting

The Group designates certain hedging instruments which include cash flow hedges. At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in statement of income, and is included in the “other gains and losses” line item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in statement of income. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is immediately recognized in statement of income.

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are initially stated at cost less accumulated depreciation (see below) and accumulated impairment losses (see note 3(h)(ii)). Property, plant and equipment related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005. Since the inflation accounting commenced on 1 January 2011, property, plant and equipment related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21–50 years
Mobile network infrastructure	4–8 years
Fixed network infrastructure	3–25 years
Call center equipment	4–8 years
Equipment, fixtures and fittings	3–10 years
Motor vehicles	4–6 years
Central betting terminals	7–10 years
Leasehold improvements	3–45 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

(e)	Intangible assets

(i)	GSM and other telecommunication operating licenses

GSM and other telecommunication operating licenses that are acquired by the Group are measured at cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)). GSM and other telecommunication operating licenses related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005. Since the inflation accounting commenced on 1 January 2011, GSM and other telecommunication operating licenses related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

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

Costs associated with maintaining computer software programmes are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Costs include the software development employee costs and an appropriate portion of relevant overheads.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Amortization

Amortization is recognized in the statement of income on a straight-line basis over the estimated useful lives from the date the software is available for use. The useful lives for computer software are as follows:

Computer software	3–8 years

(iii)	Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)). Other intangible related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary periods lasted by 31 December 2005. Since the inflation accounting commenced on 1 January 2011, other intangible assets related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

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

Amortization

Amortization is recognized in the statement of income on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Transmission lines	5–10 years
Central betting system operating right	7–10 years
Customer base	2–15 years
Brand name	9–10 years
Customs duty and VAT exemption right	4.4 years

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

(iv)	Internally generated intangible assets – research and development expenditure

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2011, inventories mainly consist of simcards, scratch cards, handsets and modems.

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

(i)	Employee benefits

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TL 2,805 as at 31 December 2011 (equivalent to full $1,485 as at 31 December 2011), which is effective from 1 January 2012, per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

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

Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The Group did not recognize any provision for onerous contracts as at 31 December 2011 (31 December 2010: nil).

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunication services. Deferred income is recorded under current liabilities.

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

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other goods/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Total arrangement considerations relating to the bundled contract are allocated among the different units according the following criteria:

•	the component has standalone value to the customer; and

•	the fair value of the component can be measured reliably.

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Commission fees mainly comprised of net takings earned to a maximum of 1.4% of gross takings, as a head agent of fixed odds betting games starting from 1 March 2009. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the agreement signed with Spor Toto Teskilat Mudurlugu AS (“Spor Toto”), Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

AzerInteltek received authorization from Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed odds and paramutual sports betting business. Since AzerInteltek acts as principle, total consideration received from the player is recognized at the time all the services related with the games are fully rendered.

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

In Turkey, companies can raise their share capital by distributing “Bonus Shares” to shareholders from retained earnings. In computing earnings per share, such “bonus share” distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration in determining the weighted-average number of shares outstanding used in this computation.

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

(i)	New and Revised IFRSs do not affect presentation and disclosures

IAS 1 (Amendments), “Presentation of Financial Statements (as part of Improvements to IFRSs issued in 2010)”

The amendments to IAS 1 clarify that an entity may choose to present the required analysis of items of other comprehensive income either in the statement of changes in equity or in the notes to the financial statements. The amendments have been applied retrospectively.

(ii)	New and Revised IFRSs affecting the reported financial performance and / or financial position

None.

(iii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

Annual Improvements May 2010

Further to the above amendments and revised standards, the IASB has issued Annual Improvements to IFRSs in May 2010 that cover 7 main standards/interpretations as follow: IFRS 1, “First-time Adoption of International Financial Reporting Standards”; IFRS 3, “Business Combinations”; IAS 27, “Consolidated and Separate Financial Statements”; IAS 34, “Interim Financial Reporting” and IFRIC 13, “Customer Loyalty Programmes”. With the exception of amendments to IFRS 3 and IAS 27 which are effective on or after 1 July 2010, all other amendments are effective on or after 1 January 2011.

The application of these new and revised IFRSs has not had any material impact on the amounts reported for the current and prior years.

(iv)	New and Revised IFRSs in issue but not yet effective

IFRS 1 (amendments), “First-time Adoption of IFRS—Additional Exemptions”

On 20 December, IFRS 1 is amended to provide relief for first-time adopters of IFRSs from having to reconstruct transactions that occurred before their date of transition to IFRSs and to provide guidance for entities emerging from severe hyperinflation either to resume presenting IFRS financial statements or to present IFRS financial statements for the first time. The amendment above will be effective for annual periods beginning on or after 1 July 2011.These amendments are not relevant to the Group, as it is an existing IFRS preparer.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

IFRS 9, “Financial Instruments: Classification and Measurement”

In November 2009, the first part of IFRS 9 relating to the classification and measurement of financial assets was issued. IFRS 9 will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard requires an entity to classify its financial assets on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset, and subsequently measure the financial assets as either at amortized cost or at fair value. The new standard is mandatory for annual periods beginning on or after 1 January 2015. The Group has not had an opportunity to consider the potential impact of the adoption of this standard.

IAS 12, “Income Taxes”

In December 2010, IAS 12 is amended. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale.

It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, “Investment Property”. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally, be through sale. The amendment will be effective for annual periods beginning on or after 1 January 2012. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRS 10, “Consolidated Financial Statements”

IFRS 10 replaces the consolidation guidance in IAS 27, “Consolidated and Separate Financial Statements” and SIC 12, “Consolidation—Special Purpose Entities” by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

power over the investee to affect the amount of the returns. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRS 11, “Joint Arrangements”

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31, “Interests in Joint Ventures”. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRS 12, “Disclosure of Interest in Other Entities”

IFRS 12 requires extensive disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that helps users of its financial statements evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial statements. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IAS 27 (2011), “Separate Financial Statements”

The requirements relating to separate financial statements are unchanged and are included in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10.

IAS 28 (2011), “Investments in Associates and Joint Ventures”

IAS 28 is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

IAS 1 (2011), “Presentation of Financial Statements—Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 provide guidance on the presentation of items contained in other comprehensive income (“OCI”) and their classification within OCI. The new standard is mandatory for annual periods beginning on or after 1 July 2012. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRS 13, “Fair Value Measurements”

On 12 May 2011, IASB issued IFRS 13, “Fair Value Measurements”, which establishes a single source of guidance for fair value measurement under IFRSs. IFRS 13 defines fair value, provides guidance on its

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

determination and introduces consistent requirements for disclosures on fair value measurements. The standard does not include requirements on when fair value measurements is required; it prescribes how fair value is to be measured if another standard requires it. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IAS 19 (Amendments), “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The new standard is mandatory for annual periods beginning on or after 1 January 2013. The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”

On 19 October 2011, IASB issued an Interpretation, IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, clarifying the requirements for accounting for stripping costs in the production phase of a surface mine.

The Interpretation clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. The Interpretation is effective for annual periods beginning on or after 1 January 2013 with earlier application permitted.

Amendments to IAS 32 “Financial Instruments: Presentation—Offsetting of Financial Assets and Financial Liabilities”

The amendments to IAS 32 are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments are effective for annual periods beginning on or after 1 January 2014.

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

(ii)	Intangible assets

The fair value of the brand acquired in the Superonline Uluslararasi Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri AS (“Superonline Uluslararasi”) business combination is based on the discounted estimated royalty payments that have been avoided as a result of the brand being owned. The fair value of customer base acquired in the Superonline business combination are valued using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

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

The fair value of customer base acquired in Global Iletisim Hizmetleri AS (“Global Iletisim”) business combination are valued using the cost approach where by the subject asset is valued by using the information on a cost per subscriber basis under current market conditions and rates.

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

The fair value of forward exchange contracts and option contracts are based on their listed market price, if available. If a listed market price is not available, then fair values are derived from inputs other than quoted prices that are observable for the asset or liability or are derived by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

The Group has estimated a value based on multiple approaches in grant to share purchase agreement including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted back to 31 December 2011.

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

As at 31 December 2010, TL depreciated against USD by 2.7% and appreciated against EUR by 5.1%, HRV appreciated against USD by 0.3% and BYR depreciated against USD by 4.8% when compared to the exchange rates as at 31 December 2009. As at 31 December 2011, TL depreciated against USD and EUR by 22.2% and 19.3%, respectively, BYR depreciated against USD by 178.3% and HRV depreciated against USD by 0.4% when compared to the exchange rates as at 31 December 2010. Please refer to Note 30 for additional information on the Group’s exposure to risks.

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

The Group’s policy is to provide financial guarantees only to wholly-owned subsidiaries. At 31 December 2011, $1,385,403 guarantees were outstanding (31 December 2010: $1,324,604).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

The Group buys and sells derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group treasury and risk management.

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, deferred payments related to the acquisition of Belarusian Telecom and financial liability in relation to put option for the acquisition of non-controlling shares of Belarusian Telecom that are denominated in a currency other than the respective functional currencies of Group entities, primarily TL for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR and USD.

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

Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group’s financial liabilities mostly consist of floating interest rate borrowings. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s treasury and risk management strategy. The Group also closely monitored various hedging alternatives to hedge interest risk with a minimum cost. In June 2011, the Group engaged in forward start collar agreements for the half of the 5 year maturity portfolio that is exposed to interest rate risk. The collars hedge variable interest rate risk for the period between 2013 and 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Total external revenues	4,805,521	5,294,104	364,491	334,006	47,893	48,918	391,774	305,065	5,609,679	5,982,093
Intersegment revenue	13,048	14,682	4,347	5,252	93	63	414,199	386,404	431,687	406,401
Reportable segment adjusted EBITDA	1,507,783	1,751,094	94,204	64,455	(12,151)	(32,564)	190,887	213,655	1,780,723	1,996,640
Finance income	283,015	255,417	690	763	15,520	753	58,951	60,213	358,176	317,146
Finance cost	108,861	(34,569)	(56,287)	(43,974)	(283,870)	(28,527)	(159,991)	(66,143)	(391,287)	(173,213)
Monetary gain	—	—	—	—	144,813	—	—	—	144,813	—
Depreciation and amortization	(485,789)	(474,703)	(116,547)	(120,407)	(224,527)	(80,826)	(111,260)	(92,034)	(938,123)	(767,970)
Share of profit of equity accounted investees	—	—	—	—	—	—	136,907	122,839	136,907	122,839
Capital expenditure	501,256	538,776	65,152	66,727	55,026	120,061	273,511	386,119	894,945	1,111,683
Other material non-cash items: Impairment on goodwill	—	—	—	—	52,971	23,499	—	—	52,971	23,499
Bad debt expense	28,377	122,739	381	(1,251)	1,027	396	1,576	4,373	31,361	126,257
Impairment on equity accounted investees	—	—	—	—	—	—	15,844	—	15,844	—

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Total external revenues	5,294,104	5,176,105	334,006	350,045	48,918	17,356	305,065	246,466	5,982,093	5,789,972
Intersegment revenue	14,682	22,784	5,252	1,033	63	76	386,404	304,118	406,401	328,011
Reportable segment adjusted EBITDA	1,751,094	1,819,250	64,455	20,150	(32,564)	(38,318)	213,655	144,989	1,996,640	1,946,071
Finance income	255,417	304,321	763	2,093	753	1,411	60,213	75,783	317,146	383,608
Finance cost	(34,569)	(162,939)	(43,974)	(54,921)	(28,527)	(12,513)	(66,143)	(32,975)	(173,213)	(263,348)
Depreciation and amortization	(474,703)	(396,259)	(120,407)	(79,874)	(80,826)	(52,749)	(92,034)	(67,920)	(767,970)	(596,802)
Share of profit of equity accounted investees	—	—	—	—	—	—	122,839	78,448	122,839	78,448
Capital expenditure	538,776	1,239,477	66,727	216,445	120,061	87,938	386,119	291,020	1,111,683	1,834,880
Other material non-cash items: Impairment on goodwill	—	—	—	—	23,499	61,835	—	—	23,499	61,835
Bad debt expense	122,739	65,525	(1,251)	4,874	396	529	4,373	4,451	126,257	75,379

	As at 31 December 2011 and 2010
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Reportable segment assets	3,493,183	3,860,173	544,578	616,375	160,277	517,312	1,086,949	1,045,535	5,284,987	6,039,395
Investment in associates	—	—	—	—	—	—	414,392	399,622	414,392	399,622
Reportable segment liabilities	922,418	1,092,496	116,132	153,927	88,127	83,161	242,085	198,780	1,368,762	1,528,364

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Reconciliations of reportable segment revenues, adjusted EBITDA, assets and liabilities and other material items:

	2011	2010	2009
Revenues
Total revenue for reportable segments	5,235,393	5,697,025	5,567,399
Other revenue	805,973	691,469	550,584
Elimination of inter-segment revenue	(431,687)	(406,401)	(328,011)

Consolidated revenue	5,609,679	5,982,093	5,789,972

	2011	2010	2009
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	1,589,836	1,782,985	1,801,082
Other adjusted EBITDA	190,887	213,655	144,989
Elimination of inter-segment adjusted EBITDA	(32,580)	(39,268)	(20,738)

Consolidated adjusted EBITDA	1,748,143	1,957,372	1,925,333

Finance income	330,277	277,130	329,550
Finance costs	(289,648)	(102,662)	(187,514)
Monetary gain	144,813	—	—
Other income	32,600	14,668	978
Other expense	(161,236)	(64,233)	(111,220)
Share of profit of equity accounted investees	136,907	122,839	78,448
Depreciation and amortization	(924,550)	(757,354)	(590,678)

Consolidated profit before income tax	1,017,306	1,447,760	1,444,897

	2011	2010	2009
Finance income
Total finance income for reportable segments	299,225	256,933	307,825
Other finance income	58,951	60,213	75,783
Elimination of inter-segment finance income	(27,899)	(40,016)	(54,058)

Consolidated finance income	330,277	277,130	329,550

	2011	2010	2009
Finance costs
Total finance costs for reportable segments	231,296	107,070	230,373
Other finance costs	159,991	66,143	32,975
Elimination of inter-segment finance costs	(101,639)	(70,551)	(75,834)

Consolidated finance costs	289,648	102,662	187,514

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	2011	2010	2009
Depreciation and amortization
Total depreciation and amortization for reportable segments	826,863	675,936	528,882
Other depreciation and amortization	111,260	92,034	67,920
Elimination of inter-segment depreciation and amortization	(13,573)	(10,616)	(6,124)

Consolidated depreciation and amortization	924,550	757,354	590,678

	2011	2010	2009
Capital expenditure
Total capital expenditure for reportable segments	621,434	725,564	1,543,860
Other capital expenditure	273,511	386,119	291,020
Elimination of inter-segment capital expenditure	(28,754)	(33,101)	(65,606)

Consolidated capital expenditure	866,191	1,078,582	1,769,274

	2011	2010
Assets
Total assets for reportable segments	4,198,038	4,993,860
Other assets	1,086,949	1,045,535
Investments in equity accounted investees	414,392	399,622
Other unallocated assets	3,399,422	3,355,545

Consolidated total assets	9,098,801	9,794,562

	2011	2010
Liabilities
Total liabilities for reportable segments	1,126,677	1,329,584
Other liabilities	242,085	198,780
Other unallocated liabilities	1,998,434	2,032,601

Consolidated total liabilities	3,367,196	3,560,965

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	2011	2010	2009
Revenues
Turkey	5,106,536	5,522,387	5,348,500
Ukraine	365,968	334,006	350,045
Belarus	47,893	48,918	17,356
Turkish Republic of Northern Cyprus	63,857	76,782	74,071
Azerbaijan	12,426	—	—
Germany	12,999	—	—

	5,609,679	5,982,093	5,789,972

	2011	2010
Non-current assets
Turkey	3,443,530	3,746,557
Ukraine	548,746	607,704
Belarus	142,926	497,798
Turkish Republic of Northern Cyprus	51,433	65,222
Azerbaijan	5,043	3,379
Germany	4,855	—
Unallocated non-current assets	438,634	436,364

	4,635,167	5,357,024

7.	Acquisitions of subsidiaries

Acquisition of Global Iletisim Hizmetleri AS

On 12 August 2011, Superonline Iletisim Hizmetleri AS (“Turkcell Superonline”) signed a Share Purchase Agreement (“SPA”) to acquire 100% stake in Global Iletisim, which is specialized in rendering of internet and telecommunications services. In November 2011, the control over Global Iletisim is acquired from Yildiz Holding AS for a consideration of $(456).

Subsequent to the acquisition, Global Iletisim reported a revenue of $3,209 and loss of $1,011. Since Global İletisim’s statement of income prepared in accordance with IFRS for the year ended 31 December 2011 is not available, the estimated consolidated revenue and profit or loss for the current reporting period if the acquisition had occurred on 1 January 2011 could not be disclosed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

The acquisition of Global Iletisim had the following effect on the Group’s assets and liabilities on the acquisition date:

	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition
Property, plant and equipment	6,179	203	6,382
Intangible assets	1,490	2,600	4,090
Other assets	4,610	—	4,610
Cash and cash equivalents	122	—	122
Total liabilities	(15,741)	—	(15,741)

Net identifiable assets and liabilities	(3,340)	2,803	(537)

Consideration received			(456)
Less: fair value of identifiable net assets acquired			(537)

Goodwill arising on acquisition			81

Consideration received in cash			456
Add: cash and cash equivalent balances acquired			122

Net cash and cash equivalent effect of the business combination			578

Pre-acquisition carrying amounts were determined based on applicable IFRSs immediately before the acquisition. The fair value of intangible assets and liabilities recognized on acquisition has been determined provisionally pending completion of an independent valuation.

The goodwill recognised on the acquisition is attributable mainly to the synergies expected to be achieved from integrating Global Iletisim into the Group’s broadband business.

The Group incurred acquisition-related costs of $67 related to external legal fees and due diligence costs. The legal fees and due diligence costs have been included in administrative expenses in the Group’s consolidated statement of comprehensive income.

8.	Revenue

	2011	2010	2009
Communication fees	5,225,441	5,670,215	5,557,335
Monthly fixed fees	62,977	75,420	42,493
Commission fees on betting business	51,376	31,195	42,652
Call center revenues	38,090	25,199	17,426
Simcard sales	21,152	22,900	22,855
Other revenues	210,643	157,164	107,211

	5,609,679	5,982,093	5,789,972

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

9.	Other income and expenses

Other income amounts to $32,600, $14,668 and $978 for the years ended 31 December 2011, 2010 and 2009, respectively. Other income mainly comprises of penalty amounting to $12,656 received back from ICTA which was imposed in 2010 as a result of investigation of ICTA on tariff plans.

Other expenses amount to $161,236, $64,233 and $111,220 for the years ended 31 December 2011, 2010 and 2009, respectively.

Other expenses for the years ended 31 December 2011 mainly comprises of impairment charge recognized on goodwill arising from the acquisition of Belarusian Telecom amounting to $52,971, impairment recognized on the Group’s investment in Atel and Aks TV amounting to $15,844 and $5,714, respectively. Besides, provision set for Special Communication Tax (“SCT”) on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007, as explained in Note 33 to consolidated financial statements amounting to $31,155, penalty regarding the fine applied for tariffs above upper limits amounting to $23,459, penalty imposed as a result of investigation on breaching confidentiality of personal data and relevant legislation $5,374, penalty on compatibility of Company’s practices regarding the subscription annulment procedures amounting to $5,020, penalty imposed as a result of the investigation initiated by ICTA upon the complaint of a subscriber regarding the Company’s miss charging of data tariffs and international roaming campaigns amounting to $682 and $2,703, respectively, and penalty regarding number portability amounting to $1,225 are also recorded as other expense in the statement of comprehensive income.

Other expenses for the year ended 31 December 2010 comprises impairment charge recognized on goodwill arising from the acquisition of Belarusian Telecom amounting to $23,499, penalty imposed as a result of investigation of ICTA on tariff plans, VAS service subscriptions and charging applications of the Company amounting to $13,987, $4,957 and $2,090, respectively, Special Communication Tax (“SCT”) and VAT calculated on roaming services that had to be collected from subscribers as a result of tax settlement amounting to $12,900 and provision set for SCT on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007 amounting to $5,825 based on the previous settlement gains. Besides, provision set for the SCT on the discounts applied to distributors for prepaid scratch card sales in 2003 and 2004 was $14,539 as of 31 December 2009. However, it has been settled at $2,765 and the difference is reflected to “other expense” as income.

10.	Personnel expenses

	2011	2010	2009
Wages and salaries(*)	493,777	485,214	400,880
Increase in liability for long-service leave	12,697	10,879	7,884
Contributions to defined contribution plans	9,054	5,243	3,694

	515,528	501,336	412,458

(*)	Wages and salaries include compulsory social security contributions and bonuses.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

11.	Finance income and costs

Recognized in the statement of income:

	2011	2010	2009
Interest income on bank deposits	248,116	196,418	224,160
Late payment interest income	46,922	42,064	49,037
Discount interest income	24,607	886	1,052
Premium income on option contracts	6,081	12,147	10,549
Interest income on available-for-sale financial assets	113	1,121	6,308
Net gain on disposal of available-for-sale financial assets transferred from equity	—	1,318	2,084
Other interest income	4,438	23,176	36,360

Finance income	330,277	277,130	329,550

Litigation late payment interest expense	(8,772)	(258)	(97,016)
Interest expense on financial liabilities measured at amortized cost	(47,387)	(66,086)	(76,763)
Option premium expense	(1,267)	(4,988)	(1,150)
Net foreign exchange loss	(202,686)	(13,778)	(576)
Other	(29,536)	(17,552)	(12,009)

Finance cost	(289,648)	(102,662)	(187,514)

Net finance income	40,629	174,468	142,036

Late payment interest income is interest received from subscribers who pay monthly invoices after the due date specified on the invoices.

Borrowings costs capitalized on fixed assets are $6,025, $11,127 and $1,602 for the years ended 31 December 2011, 2010 and 2009, respectively. Interest capitalization ratio is 11.5%, 17.6% and 5.6% for the year ended 31 December 2011, 2010 and 2009 respectively.

12.	Income tax expense

	2011	2010	2009
Current tax expense
Current period	(303,968)	(336,914)	(353,389)

Deferred tax benefit
Origination and reversal of temporary differences	8,646	13,321	9,574
Benefit of investment incentives recognized	942	1,187	1,892
Utilization of previously unrecognized tax losses	2,187	1,607	1,830

	11,775	16,115	13,296

Total income tax expense	(292,193)	(320,799)	(340,093)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Income tax recognized directly in equity

	Before tax	Tax (expense)/ Benefit	Net of tax
2011
Foreign currency translation differences	(1,293,917)	(4,430)	(1,298,347)
Change in cash flow hedge reserve	(459)	—	(459)

	(1,294,376)	(4,430)	(1,298,806)

2010
Foreign currency translation differences	(184,352)	(754)	(185,106)
Net change in fair value of available-for-sale securities	(1,318)	—	(1,318)

	(185,670)	(754)	(186,424)

2009
Foreign currency translation differences	53,046	(1,091)	51,955
Net change in fair value of available-for-sale securities	1,197	—	1,197

	54,243	(1,091)	53,152

Reconciliation of effective tax rate

The reported income tax expense for the years ended 31 December 2011, 2010 and 2009 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		2011		2010		2009
Profit for the year		725,113		1,126,961		1,104,804
Total income tax expense		292,193		320,799		340,093

Profit before income tax		1,017,306		1,447,760		1,444,897

Income tax using the Company’s domestic tax rate	20%	(203,461)	20%	(289,552)	20%	(288,979)
Effect of tax rates in foreign jurisdictions	(1)%	14,221	(1)%	12,367	(1)%	10,041
Tax exempt income	(1)%	8,050	—	676	—	1,041
Non-deductible expenses	3%	(31,806)	1%	(19,300)	2%	(29,444)
Tax incentives	—	942	—	1,187	—	1,892
Utilization of previously unrecognized tax losses	—	2,187	—	1,607	—	1,830
Unrecognized deferred tax assets	11%	(112,192)	3%	(47,623)	3%	(48,963)
Difference in effective tax rate of equity accounted investees	(2)%	24,782	(2)%	22,893	(1)%	17,602
Other	—	5,084	—	(3,054)	—	(5,113)

Total income tax expense		(292,193)		(320,799)		(340,093)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

The income taxes payable of $61,891 and $96,080 as at 31 December 2011 and 2010, respectively, represents the amount of income taxes payable in respect of related taxable profit for the years ended 31 December 2011 and 2010, respectively netted off with advance tax payments.

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

Since the Belarusian tax legislation does not allow carrying forward tax losses to future periods, no deferred tax asset is recognized on any loss incurred as a result of negative economic developments in Belarus. Additionally, since the recognition of goodwill and its impairment are not subject to taxation, the impairment recognized on goodwill allocated to Belarusian Telecom is not taken into consideration in the taxation.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

13.	Property, plant and equipment

	Balance at 1 January 2010	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates	Balance at 31 December 2010
Cost or deemed cost
Network infrastructure (All operational) Operational)	5,234,540	233,239	(694,108)	986,357	—	(121,879)	5,638,149
Land and buildings	272,744	15,711	—	—	—	(6,845)	281,610
Equipment, fixtures and fittings	311,390	11,626	(2,205)	(35,347)	—	(6,755)	278,709
Motor vehicles	14,905	3,763	(1,901)	—	—	(426)	16,341
Leasehold improvements	134,743	6,167	(968)	—	—	(3,436)	136,506
Construction in progress	451,050	703,191	(3,592)	(936,992)	(1,174)	(10,083)	202,400

Total	6,419,372	973,697	(702,774)	14,018	(1,174)	(149,424)	6,553,715

Accumulated depreciation
Network infrastructure (All operational)	3,273,403	420,601	(690,051)	18,229	63,673	(85,994)	2,999,861
Land and buildings	99,405	10,124	—	—	—	(2,779)	106,750
Equipment, fixtures and fittings	266,360	15,196	(1,709)	(16,921)	—	(10,742)	252,184
Motor vehicles	12,027	1,841	(1,686)	—	—	(355)	11,827
Leasehold improvements	115,955	2,906	(721)	—	—	(3,068)	115,072

Total	3,767,150	450,668	(694,167)	1,308	63,673	(102,938)	3,485,694

Total property, plant and equipment	2,652,222	523,029	(8,607)	12,710	(64,847)	(46,486)	3,068,021

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Balance as at 1 January 2011	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effect of movements in exchange rates and hyperinflation	Balance as at 31 December 2011
Cost or deemed cost
Network infrastructure (All operational)	5,638,149	88,535	(310,323)	546,137	—	8,155	(866,902)	5,103,751
Land and buildings	281,610	5,433	—	6,186	—	—	(48,518)	244,711
Equipment, fixtures and fittings	278,709	11,419	(2,034)	312	—	1,399	(48,081)	241,724
Motor vehicles	16,341	2,752	(884)	—	—	—	(2,676)	15,533
Leasehold improvements	136,506	3,337	(1,376)	212	—	608	(24,415)	114,872
Construction in progress	202,400	564,164	(522)	(492,381)	(36)	44	(47,352)	226,317

Total	6,553,715	675,640	(315,139)	60,466	(36)	10,206	(1,037,944)	5,946,908

Accumulated depreciation
Network infrastructure (All operational)	2,999,861	468,966	(306,767)	28,468	144,352	2,749	(514,173)	2,823,456
Land and buildings	106,750	9,167	—	6	—	—	(19,484)	96,439
Equipment, fixtures and fittings	252,184	9,106	(1,688)	(265)	12	680	(50,192)	209,837
Motor vehicles	11,827	1,824	(640)	—	22	—	(1,975)	11,058
Leasehold improvements	115,072	3,266	(1,354)	68	7	395	(20,936)	96,518

Total	3,485,694	492,329	(310,449)	28,277	144,393	3,824	(606,760)	3,237,308

Total property, plant and equipment	3,068,021	183,311	(4,690)	32,189	(144,429)	6,382	(431,184)	2,709,600

Depreciation expenses for the years ended 31 December 2011, 2010 and 2009 are $636,758, $515,515 and $384,257, respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the years ended 31 December 2011, 2010 and 2009 are $144,429, $64,847 and $39,298, respectively and recognized in depreciation expense.

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2011, net carrying amount of fixed assets acquired under finance leases amounted to $64,856 (31 December 2010: $82,944).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Property, plant and equipment under construction

Construction in progress mainly consisted of capital expenditures in GSM network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and Belarusian Telecom and non-operational items as at 31 December 2011 and 2010.

A mortgage was placed on Izmir building in favor of Yapi ve Kredi Bankasi AS, Interbank AS and Pamukbank TAS founded at 25 August 1992 amounting to $970 and also on Davutpasa building in favour of Pamukbank TAS founded at 11 December 1997 amounting to $323 as at 31 December 2010 due to previous debts of BMC Sanayi ve Ticaret AS. These buildings were sold to the Company with their mortgages. The debts of BMC Sanayi ve Ticaret AS were paid and the Company has no liability to Savings Deposit Insurance Fund (“SDIF”). Therefore as at 31 December 2011, the mortgages on Izmir and Davutpasa buildings were released by SDIF on 17 August 2011 and 22 September 2011, respectively.

14.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $273,864 as at 31 December 2011 (31 December 2010: $364,349). The amortization period of the license will end in 2023.

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. The carrying amount is $353,034 as at 31 December 2011 (31 December 2010: $456,221).

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets are tested for impairment as at 31 December 2011. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2011, impairment test for long-lived assets of Astelit and A-Tel, is made on the assumption that Astelit and A-Tel are the cash generating unit.

Astelit: As the recoverable amounts based on the value in use of cash generating units is higher than the carrying amount of cash-generating units of Astelit, no impairment is recognized. The assumptions used in value in use calculation of Astelit as at 31 December 2011 are:

A 13.6% post-tax WACC rate for 2012, a 13.7% post-tax WACC rate for 2013, a 13.9% post-tax WACC rate for after 2013 and 2.5% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal is obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes is 15.5%.

A-Tel: As the recoverable amounts based on the value in use of cash generating units is lower than the carrying amount of cash-generating units of A-Tel, an impairment loss of $15,655 has been recognized in

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

consolidated financial statements for the year ended 31 December 2011. The impairment loss has been decreased from the carrying value of the asset and has been included in other expense of statement of comprehensive income. The assumptions used in value in use calculation of A-Tel as at 31 December 2011 are:

A 14.2% post-tax WACC rate and a 5.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal is obtained for fair value to determine recoverable amounts for A-Tel. The pre-tax rate for disclosure purposes is 14.2%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Balance as at 1 January 2010	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance as at 31 December 2010
Cost
GSM and other telecommunication operating licenses	1,465,898	400	—	2,815	—	(47,678)	1,421,435
Computer software	1,951,060	36,831	—	79,617	—	(47,792)	2,019,716
Transmission lines	33,189	284	—	—	—	(858)	32,615
Central betting system operating right	5,527	339	—	—	—	(144)	5,722
Indefeasible right of usage	—	22,531	—	—	—	—	22,531
Brand name	4,676	—	—	—	—	(122)	4,554
Customer base	6,398	—	—	—	—	(167)	6,231
Customs duty and VAT exemption right	51,325	—	—	—	—	(1,338)	49,987
Goodwill	184,356	—	—	—	(23,499)	(19,600)	141,257
Other	2,298	532	—	—	—	(48)	2,782
Construction in progress	5,562	94,441	—	(96,449)	—	(928)	2,626

Total	3,710,289	155,358	—	(14,017)	(23,499)	(118,675)	3,709,456

Accumulated amortization
GSM and other telecommunication operating licenses	407,800	70,847	—	—	—	(12,915)	465,732
Computer software	1,355,842	155,714	—	(1,307)	—	(38,140)	1,472,109
Transmission lines	26,040	1,734	—	—	—	(767)	27,007
Central betting system operating right	4,016	210	—	—	—	(110)	4,116
Indefeasible right of usage	—	1,543	—	—	—	—	1,543
Brand name	584	468	—	—	—	(28)	1,024
Customer base	1,996	654	—	—	—	(69)	2,581
Customs duty and VAT exemption right	15,553	10,595	—	—	—	(686)	25,462
Other	477	74	—	—	—	20	571

Total	1,812,308	241,839	—	(1,307)	—	(52,695)	2,000,145

Total intangible assets	1,897,981	(86,481)	—	(12,710)	(23,499)	(65,980)	1,709,311

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Balance at 1 January 2011	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2011
Cost
GSM and other telecommunication operating licenses	1,421,435	5,553	—	—	—	1,313	(235,276)	1,193,025
Computer software	2,019,716	52,433	(433)	82,719	—	1,660	(338,550)	1,817,545
Transmission lines	32,615	118	—	—	—	—	(5,872)	26,861
Central betting system operating right	5,722	341	—	—	—	—	(1,039)	5,024
Indefeasible right of usage	22,531	—	—	—	—	—	(4,090)	18,441
Brand name	4,554	—	—	—	—	—	(827)	3,727
Customer base	6,231	—	—	—	—	2,600	(1,320)	7,511
Customs duty and VAT exemption right	49,987	—	—	—	—	—	(3,240)	46,747
Goodwill	141,257	—	—	—	(52,971)	81	(70,989)	17,378
Other	2,782	—	—	—	—	—	(292)	2,490
Construction in progress	2,626	140,162	—	(143,185)	—	—	397	—

Total	3,709,456	198,607	(433)	(60,466)	(52,971)	5,654	(661,098)	3,138,749

Accumulated amortization
GSM and other telecommunication operating licenses	465,732	65,972	—	—	53,177	15	(83,766)	501,130
Computer software	1,472,109	145,919	(291)	(28,277)	—	1,468	(276,357)	1,314,571
Transmission lines	27,007	1,229	—	—	—	—	(4,739)	23,497
Central betting system operating right	4,116	219	—	—	—	—	(934)	3,401
Indefeasible right of usage	1,543	1,391	—	—	—	—	(586)	2,348
Brand name	1,024	422	—	—	—	—	(235)	1,211
Customer base	2,581	619	—	—	—	—	(540)	2,660
Customs duty and VAT exemption right	25,462	9,946	—	—	8,669	—	(1,367)	42,710
Other	571	229	—	—	—	—	113	913

Total	2,000,145	225,946	(291)	(28,277)	61,846	1,483	(368,411)	1,892,441

Total intangible assets	1,709,311	(27,339)	(142)	(32,189)	(114,817)	4,171	(292,687)	1,246,308

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Amortization expenses on intangible assets other than goodwill for the years ended 31 December 2011, 2010 and 2009 are $287,792, $241,839 and $206,421 respectively including impairment losses and recognized in direct cost of revenues. The impairment losses on goodwill for the year ended 31 December 2011, 2010 and 2009 are $52,971, $23,499 and $61,835, respectively recognized in other expenses in the consolidated statement of income.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized costs is $26,966 for the year ended 31 December 2011 (31 December 2010: $29,142).

Turkcell Superonline, a wholly owned subsidiary of the Group, won the tender of BOTAS for indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years, including the right to install additional fiber optic cables and the right to use the capacity of these fiber optic cables for the same period. Turkcell Superonline will pay EUR 20,900 to BOTAS for the right and this transaction has been considered as a finance lease as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS and Superonline will make significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease. The Group recognized indefeasible right of use amounting to $22,531 as at 31 December 2010 which is calculated as the present value of payments to be made to BOTAS till the year 2024.

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Turkcell Superonline as at 31 December 2011.

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

Belarusian Telecom

As at 31 December 2011, impairment test was performed for Belarusian Telecom and after tax impairment at the amount of $206,038 was calculated for the cash-generating unit. The aggregate carrying amount of goodwill arising from the acquisition of Belarusian Telecom was totally impaired by $52,971 and is included in other expense of statement of comprehensive income. Remaining impairment amounting to $169,320 was allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and is included in depreciation expense. Tax effect

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

of the long-lived asset impairment of $16,253 is included in deferred taxation benefit. Value in use was determined by discounting the expected future cash flows to be generated by the cash-generating unit and the terminal value. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of goodwill impairment testing is taken as 5 years between 1 January 2012 and 31 December 2016. Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0% which does not exceed the estimated average growth rate for Belarus.

A post-tax discount rate WACC of 15.7% was applied in determining the recoverable amount of the cash-generating unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes is 19.0%.

Turkcell Superonline

As at 31 December 2011, the aggregate carrying amount of goodwill allocated to Superonline is $17,307. As the recoverable value based on the value in use of the cash generating units is estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2011. The calculation of the value in use was based on the following key assumptions:

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

The projection period for the purposes of goodwill impairment testing is taken as 8 years between 1 January 2012 and 31 December 2019.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 2.8%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.

A post-tax discount rate WACC of 15.5% was applied in determining the recoverable amount of the unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at pre-tax discount rate give same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 17.6%.

After the acquisition of Superonline Uluslararasi in 2008, management merged Superonline Uluslararasi’s operations with its wholly owned subsidiary, Tellcom Iletisim Hizmetleri AS (“Tellcom”) in May 2009. With the merger, Superonline Uluslararasi and Tellcom seized to be separate cash generating units and merged as one cash generating unit under the brand name of Superonline. Therefore, the business plans used for the purpose of the impairment testing represents the merged entities operations. The registered name of the entity was changed from Tellcom Iletisim Hizmetleri AS to Superonline Iletisim Hizmetleri AS with General Assembly Meeting note dated 20 December 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

15.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the years ended 31 December 2011, 2010 and 2009 are $136,907, $122,839 and $78,448, respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-controlling interest	Equity attributable to parent	Total liabilities and equity
31 December 2011
Fintur (associate)	41.45%	491,192	1,735,797	2,226,989	232,965	825,240	472,749	696,035	2,226,989
A-Tel (joint venture)*	50.00%	34,305	108,499	142,804	2,821	28,287	—	111,696	142,804

		525,497	1,844,296	2,369,793	235,786	853,527	472,749	807,731	2,369,793

31 December 2010
Fintur (associate)	41.45%	451,598	1,578,669	2,030,267	289,785	811,749	439,495	489,238	2,030,267
A-Tel (joint venture)*	50.00%	48,888	181,414	230,302	1,078	37,216	—	192,008	230,302

		500,486	1,760,083	2,260,569	290,863	848,965	439,495	681,246	2,260,569

	Revenues	Direct cost of revenues	Profit/Loss
2011
Fintur	1,957,904	(802,953)	398,688
A-Tel	56,512	(53,063)	(31,777)

	2,014,416	(856,016)	366,911

2010
Fintur**	1,791,725	(692,757)	369,516
A-Tel	63,235	(56,683)	2,923

	1,854,960	(749,440)	372,439

*	Figures mentioned in the above table include fair value adjustments that arose during acquisition of A-Tel.
**	A reclassification between Revenues and Selling and Marketing Expenses has been made in the financial statements of Fintur regarding distributors’ commissions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

The Company’s investment in Fintur Holdings BV (“Fintur”) and A-Tel amounts to $358,544 and $55,848 respectively as at 31 December 2011 (31 December 2010: $303,618 and $96,004).

In 2011, Fintur has decided to distribute three dividends amounting to $50,000, $54,000 and $55,000. The Company reduced the carrying value of its investments in Fintur by the cash collected dividend of $20,725, $22,383 and $22,798 on 7 April 2011, 14 October 2011 and 16 December 2011, respectively.

In 2010, Fintur has decided to distribute two dividends amounting to $70,000 and $190,000. The Company reduced the carrying value of its investments in Fintur by the cash collected dividend of $29,015 and $78,755 on 5 May 2010 and 7 December 2010, respectively.

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. (“Azercell”), a 51% owned consolidated subsidiary of Fintur, was completed. The non-controlling shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%. One of the non-controlling shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding significant decisions at the General Assembly. Fintur has initially accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The difference between the present value of the estimated option redemption amount and the derecognized non-controlling interest amounting to $744,199 is accounted under equity, in accordance with the Group’s accounting policy.

During March 2011 and April 2010 at the General Assembly meeting of A-Tel, it has been decided to distribute dividends amounting to TL 26,982 (equivalent to $14,285 as at 31 December 2011) and TL 2,482 (equivalent to $1,314 as at 31 December 2011), respectively. The Company reduced the carrying value of its investments in A-Tel by its dividend portion of TL 13,491 (equivalent to $7,142 as at 31 December 2011) and TL 1,241 (equivalent to $657 as at 31 December 2011) as at 31 December 2011 and 31 December 2010, respectively.

16.	Other investments

Non-current investments:

		2011		2010
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	4.57	12,792	6.24	21,905
T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	4.52	9,776	4.52	11,944

			22,568		33,849

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

purchase back and the purchase price will be determined within the context of the past agreements signed between previous owners and Cukurova Group. On 14 March 2011, at Aks TV’s General Assembly Meeting, it has been decided to increase the share capital of Aks TV. However, the Group did not participate in the capital contribution, accordingly the ownership of the Group in Aks TV decreased to 4.57%.

Following the change in ownership ratio of the Group by not participating in capital contribution movements, a valuation study was performed by an independent valuation firm as of 30 June 2011. Based on the impairment analysis performed, the carrying value of Aks TV has been reduced by $3,229. As of 31 December 2011, the year-end impairment analysis was performed by an independent valuation firm and carrying value of Aks TV has been further reduced by $1,907. The impairment losses have been included in other expense of statement of comprehensive income.

There is no active market available for T-Medya and the Company measures this investment at cost. Based on the valuation study performed by an independent valuation firm, no impairment has been identified for T-Medya as of 31 December 2011.

Current investments:

	2011	2010
Deposits maturing after 3 months or more
Time deposits	844,982	8,201

As at 31 December 2011, TL denominated time deposits maturing after 3 months or more amounting to $689,831 (31 December 2010: nil) have stated effective interest rate of 12.2% (31 December 2010: nil), USD denominated time deposits maturing after 3 months or more amounting to $154,500 (31 December 2010: $8,000) have stated effective interest rate of 5.4% (31 December 2010: 7.0%) and BYR denominated time deposits maturing after 3 months or more amounting to $651 (31 December 2010: $201) have stated effective interest rate of 46.1% (31 December 2010: 10.5%).

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in Note 30.

17.	Other non-current assets

	2011	2010
VAT receivable	63,803	62,167
Prepaid expenses	38,716	29,717
Receivables from Tax Office	12,995	—
Deposits and guarantees given	6,840	9,560
Advances given for fixed assets	1,014	4,654
Others	2,021	1,179

	125,389	107,277

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

18.	Deferred tax assets and liabilities

Unrecognized deferred tax liabilities

At 31 December 2011, a deferred tax liability of $15,838 (31 December 2010: $15,687) for temporary differences of $79,190 (31 December 2010: $78,433) related to investments in subsidiaries was not recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2011	2010
Deductible temporary differences	162,903	109,356
Tax losses	115,798	110,506

Total unrecognized deferred tax assets	278,701	219,862

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

As at 31 December 2011, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2007	8,827	2012
2008	55,670	2013
2009	28,836	2014
2010	49,695	2015
2011	66,934	2016

	209,962

As at 31 December 2011, tax losses which will be carried indefinitely are amounting to $295,358.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2011 and 2010 are attributable to the following:

	Assets		Liabilities		Net
	2011	2010	2011	2010	2011	2010
Property, plant & equipment and intangible assets	555	347	(104,481)	(152,193)	(103,926)	(151,846)
Investment	—	—	(22,290)	(15,096)	(22,290)	(15,096)
Provisions	24,127	28,423	—	—	24,127	28,423
Trade and other payables	436	23,460	(23,827)	(16)	(23,391)	23,444
Other items	62,078	25,940	(686)	(1,094)	61,392	24,846

Tax assets / (liabilities)	87,196	78,170	(151,284)	(168,399)	(64,088)	(90,229)

Net off of tax	(83,910)	(75,294)	83,910	75,294	—	—

Net tax assets / (liabilities)	3,286	2,876	(67,374)	(93,105)	(64,088)	(90,229)

Movement in temporary differences as at 31 December 2011 and 2010

	Balance at 1 January 2010	Recognized in the statement of income	Recognized in other comprehensive income	Effect of movements in exchange rates	Balance at 31 December 2010
Property, plant & equipment and intangible assets	(170,313)	6,131	—	12,336	(151,846)
Investment	(13,833)	(882)	(754)	373	(15,096)
Provisions	27,474	1,689	—	(740)	28,423
Trade and other payables	39,233	(14,984)	—	(805)	23,444
Other items	1,065	24,161	—	(380)	24,846

Total	(116,374)	16,115	(754)	10,784	(90,229)

	Balance at 1 January 2011	Recognized in the statement of income	Recognized in other comprehensive income	Effect of movements in exchange rates	Balance at 31 December 2011
Property, plant & equipment and intangible assets	(151,846)	16,801	—	31,119	(103,926)
Investment	(15,096)	(4,488)	(4,430)	1,724	(22,290)
Provisions	28,423	704	—	(5,000)	24,127
Trade and other payables	23,444	(34,716)	—	(12,119)	(23,391)
Other items	24,846	33,474	—	3,072	61,392

Total	(90,229)	11,775	(4,430)	18,796	(64,088)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

19.	Trade receivables and accrued income

	2011	2010
Accrued service income	409,562	348,135
Receivables from subscribers	379,881	414,606
Accounts and checks receivable	52,003	52,111
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	935	1,299

	842,381	816,151

Trade receivables are shown net of allowance for doubtful debts amounting to $322,940 as at 31 December 2011 (31 December 2010: $367,913). The impairment loss recognized for the years ended 31 December 2011, 2010 and 2009 are $34,583, $117,362 and $75,379, respectively.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $98,086 and $181,366 as at 31 December 2011 and 2010, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $113,327 (31 December 2010: $35,024).

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in Note 30.

20.	Other current assets

	2011	2010
Prepaid expenses	83,054	83,680
Interest income accruals	19,990	8,311
Advances to suppliers	10,263	12,131
Restricted cash	6,369	6,150
VAT receivable	5,022	25,702
Prepayment for subscriber acquisition cost	6,720	1,777
Receivables from personnel	3,776	3,262
Receivables from ICTA	—	25,938
Receivables from Tax Office	—	15,736
Other	63,264	15,053

	198,458	197,740

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

As at 31 December 2011, restricted cash mainly represents amounts deposited at banks as guarantees in connection with the loan utilized by Azerinteltek and mature in 12 months.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

21.	Cash and cash equivalents

	2011	2010
Cash in hand	124	7,957
Cheques received	168	172
Banks	2,507,028	3,293,257
-Demand deposits	154,228	193,358
-Time deposits	2,352,800	3,099,899
Bonds and bills	1,209	777

Cash and cash equivalents	2,508,529	3,302,163
Bank overdrafts	(1,084)	(5,896)

Cash and cash equivalents in the statement of cash flows	2,507,445	3,296,267

As at 31 December 2011, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $0.036 (31 December 2010: $90,000).

As at 31 December 2011, average maturity of time deposits is 83 days (31 December 2010: 60 days).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 30.

22.	Capital and reserves

Share capital

As at 31 December 2011, common stock represented 2,200,000,000 (31 December 2010: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be one TL.

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

As at 31 December 2011, total number of pledged shares hold by various institutions is 1,132,709 (31 December 2010: 137,200).

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

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of hedging instruments entered into for cash flow hedges. The cumulative gain or loss arising on changes in fair value of the hedging instruments that are recognized and accumulated under the heading of cash flow hedging reserve will be reclassified to profit or loss only when the hedged transaction affects the profit or loss, or included as a basis adjustment to the non-financial hedged item, consistent with the relevant accounting policy.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

On 23 March 2011, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010 amounting to TL 1,328,697 (equivalent to $703,424 as at 31 December 2011), which represented 75% of distributable income. This represents a net cash dividend of full TL 0.6039532 (equivalent to full $0.32 as at 31 December 2011) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on 21 April 2011 and the Extraordinary General Assemblies of Shareholders held on 11 August 2011 and 12 October 2011.

	2011		2010		2009
	TL	USD	TL	USD*	TL	USD*
Cash dividends	1,328,697	703,424	859,259	573,451	1,098,193	713,297

*	USD equivalents of dividends are computed by using the Central Bank of the Republic of Turkey’s TL/USD exchange rate on 29 April 2010 and 8 May 2009 which are the dates that the General Assembly of Shareholders approved the dividend distribution, respectively.

In the Ordinary General Assemblies of Shareholders Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) held on 4 April 2012 and 6 April 2011, it has been decided to distribute dividends amounting to TL 34,061 (equivalent to $18,032 as at 31 December 2011) and TL 16,744 (equivalent to $8,864 as at 31 December 2011), respectively. The 2010 dividend amounting to TL 16,744 was paid on 2 May 2011.

23.	Earnings per share

The calculations of basic and diluted earnings per share as at 31 December 2011 were based on the profit attributable to ordinary shareholders for the years ended 31 December 2011, 2010 and 2009 of $751,709,

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

$1,170,176 and $1,093,992 respectively and a weighted average number of shares outstanding during the years ended 31 December 2011, 2010 and 2009 of 2,200,000,000 calculated as follows:

	2011	2010	2009
Numerator:
Net profit for the period attributed to owners	751,709	1,170,176	1,093,992

Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.34	0.53	0.50

24.	Other non-current liabilities

	2011	2010
Consideration payable in relation to acquisition of BeST	60,180	78,402
Deposits and guarantees taken from agents	16,803	16,310
Financial liability in relation to put option	10,094	53,435
Payables to other suppliers	1,149	7,391
Other	4,443	5,294

	92,669	160,832

Consideration payable in relation to acquisition of Belarusian Telecom represents the present value of long-term deferred payment to the seller. Payment of $100,000 is contingent on financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2020 (31 December 2010: first quarter of 2016). The present value of the contingent consideration is $60,180 as at 31 December 2011 (31 December 2010: $78,402).

Non-controlling shareholders in Belarusian Telecom were granted a put option, giving the shareholders the right to sell their entire stake to Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) at fair value during a specified period. The Group accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The Company has estimated a value based on multiple approaches including income approach (discounted cash flows) and market approach (comparable market multiples). The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted to 31 December 2011.

The difference between the present value of the estimated option redemption and derecognized non-controlling interests amounting to $66,253 has been presented as reserve for non-controlling interest put option under equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

25.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk and payment schedule for interest bearing loans, see Note 30.

	2011	2010
Non-current liabilities
Unsecured bank loans	1,030,081	1,366,207
Secured bank loans	9,557	21,850
Finance lease liabilities	17,742	19,259

	1,057,380	1,407,316

Current liabilities
Current portion of unsecured bank loans	589,251	357,637
Unsecured bank facility	210,996	57,355
Secured bank facility	6,414	6,399
Current portion of secured bank loans	1,895	4,378
Current portion of finance lease liabilities	2,149	4,436
Option contracts not used for hedging	380	—
Option contracts used for hedging	868	—

	811,953	430,205

On 22 December 2011, the Group has signed loan agreements with China Development Bank for the potential purchase of products and services of up to $250,000 to be utilized as Group capital investments for 2012 and 2013. The financing, which is composed of two equal loans with respect tenors of 5 and 7 years, has an all-in cost of approximately Libor +3.00% per year.

Finance lease liabilities are payable as follows:

	31 December 2011			31 December 2010
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	2,785	636	2,149	5,199	763	4,436
More than one year	21,836	4,094	17,742	24,107	4,848	19,259

	24,621	4,730	19,891	29,306	5,611	23,695

Turkcell Superonline, a wholly owned subsidiary of the Group, acquired indefeasible right of use with BOTAS and will pay EUR 20,900 to BOTAS for the right. The Group recognized indefeasible right of use amounting to $22,531 in 2010 which is calculated as the present value of payments to be made to BOTAS till the year 2024. As of 31 December 2011, the carrying amount of lease liability related to BOTAS agreement is $17,623.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Terms and conditions of outstanding loans are as follows:

				31 December 2011			31 December 2010
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount
Unsecured bank loans	USD	2011-2018	Floating	Libor+1.35%-4.60%	1,314,680	1,318,799	Libor+1.35%-3.75%	1,176,686	1,175,049
Unsecured bank loans	USD	2011-2016	Fixed	2.24%-8.0%	493,979	486,370	2.24%-8.0%	601,375	591,463
Unsecured bank loans	EUR	2012-2013	Floating	Libor+2.65%-3.465%	19,358	19,680	Libor+3.465%	13,280	13,627
Secured bank loans**	BYR	2020	Floating	RR*+2%	6,939	8,818	RR*+2%	21,389	26,228
Secured bank loans	USD	2012	Fixed	5.00%	6,300	6,414	5.00%	6,150	6,210
Unsecured bank loans	TL	2012	Fixed	15.00%	5,479	5,479	—	—	—
Secured bank loans***	EUR	2013	Floating	Libor+3.465%	2,578	2,634	—	—	—
Unsecured bank loans	USD	2011	—	—	—	—	—	744	744
Secured bank loans	AZN	2011	Fixed	—	—	—	18.00%	250	316
Unsecured bank loans	AZN	2011	Fixed	—	—	—	18.00%	150	189
Finance lease liabilities	EUR	2012-2024	Fixed	3.35%	22,345	17,623	3.35%	26,487	20,962
Finance lease liabilities	USD	2012-2015	Fixed	4.64%-7.0%	2,116	2,108	4.64%	2,819	2,733
Finance lease liabilities	TL	2012-2014	Fixed	10.24%	160	160	—	—	—

					1,873,934	1,868,085		1,849,330	1,837,521

(*)	Refinancing rate of the National Bank of the Republic of Belarus.
(**)	Secured by Republic of Belarus Government.
(***)	Secured by System Capital Management Limited (SCM).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

26.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate between 4.4% and 5.1% depending on the payout date (31 December 2010: 4.7%).

Movement in the reserve for employee termination benefits as at 31 December 2011 and 2010 are as follows:

	2011	2010
Opening balance	29,742	27,776
Provision set/reversed during the period	11,665	9,990
Payments made during the period	(7,874)	(8,114)
Unwind of discount	1,032	889
Acquisitions through business combination	39	—
Effect of change in foreign exchange rate	(6,345)	(799)

Closing balance	28,259	29,742

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated statement of income as incurred. The Group incurred $9,054, $5,243 and $3,694 in relation to defined contribution retirement plan for the years ended 31 December 2011, 2010 and 2009, respectively.

Total charge for the employee termination benefits is included in the statement of income.

The liability is not funded, as there is no funding requirement.

27.	Deferred income

Deferred income primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current as at 31 December 2011. The amount of deferred income is $118,376 and $164,186 as at 31 December 2011 and 2010, respectively.

28.	Provisions

Non-current provisions:

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2010	95	5,114	467	5,676
Provision made/used during the year	627	50,473	223	51,323
Unwind of discount	—	266	—	266
Effect of change in foreign exchange rate	—	(210)	—	(210)

Balance at 31 December 2010	722	55,643	690	57,055

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2011	722	55,643	690	57,055
Provision made/used during the year	447	9,256	172	9,875
Unwind of discount	—	2,657	—	2,657
Acquisitions through business combination	—	—	—	—
Effect of change in foreign exchange rate	(184)	(11,039)	(145)	(11,368)

Balance at 31 December 2011	985	56,517	717	58,219

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

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2010	167,918	37,249	205,167
Provision made/(reversed) during the year	59,303	45,617	104,920
Provisions used during the year	(115,004)	(39,056)	(154,060)
Unwind of discount	1,885	(53)	1,832
Effect of change in foreign exchange rate	(2,949)	(1,098)	(4,047)

Balance at 31 December 2010	111,153	42,659	153,812

	Legal	Bonus	Total
Balance at 1 January 2011	111,153	42,659	153,812
Provision made/(reversed) during the year	73,765	48,562	122,327
Provisions used during the year	(86,602)	(39,498)	(126,100)
Unwind of discount	2,528	1,081	3,609
Acquisitions through business combination	—	189	189
Effect of change in foreign exchange rate	(18,982)	(8,934)	(27,916)

Balance at 31 December 2011	81,862	44,059	125,921

Legal provisions are set for the probable cash outflows related to legal disputes. In Note 33, under legal proceedings section, detailed explanations are given with respect to legal provisions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

The bonus provision totaling to $44,059 comprises mainly the provision for the year ended 31 December 2011 and is planned to be paid in March 2012.

29.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2011 and 2010 is as follows:

	2011	2010
Payables to other suppliers	398,732	414,911
Taxes and withholdings payable	189,016	221,872
Payables to Ericsson companies	117,043	98,415
License fee accrual	61,394	53,474
Selling and marketing expense accrual	51,252	61,209
Roaming expense accrual	15,427	21,032
ICTA share accrual	13,903	17,319
Interconnection payables	4,260	11,992
Interconnection accrual	4,745	4,415
Other	73,716	47,337

	929,488	951,976

Balances due to other suppliers are arising in the ordinary course of business.

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to ICTA and personnel income taxes.

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services.

In accordance with the license agreement, Turkcell pays 90% of the treasury share, which equals 15% of its gross revenue, to the Turkish Treasury and 10% of the treasury share as universal service fund to the Turkish Ministry.

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

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 30.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

30.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Note	2011	2010
Due from related parties-non current	34	43	1,044
Other non-current assets*	17	20,235	15,258
Due from related parties-current	34	43,215	88,897
Trade receivables and accrued income	19	955,962	851,175
Other current assets*	20	70,599	56,170
Cash and cash equivalents**	21	2,508,405	3,294,206
Time deposits maturing in 3 months or more	16	844,982	8,201

		4,443,441	4,314,951

*	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.
**	Cash on hand is excluded from cash and cash equivalents.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2011	2010
Receivable from subscribers	848,428	798,404
Receivables from distributors and other operators	115,658	71,044
Other	12,368	3,199

	976,454	872,647

The aging of trade receivables and due from related parties as at 31 December 2011 and 2010:

	2011	2010
Not past due	820,857	738,697
1-30 days past due	69,874	74,665
1-3 months past due	54,150	56,004
3-12 months past due	54,339	71,750

	999,220	941,116

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Impairment losses

The movement in the allowance for impairment in respect of trade receivables and due from related parties as at 31 December 2011 and 2010 is as follows:

	2011	2010
Opening balance	376,808	268,157
Impairment loss recognized	31,361	126,257
Write-off	(6,776)	(9,976)
Acquisitions through business combination	784	—
Effect of change in foreign exchange rate	(74,742)	(7,630)

Closing balance	327,435	376,808

The impairment loss recognized of $31,361 for the year ended 31 December 2011 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (31 December 2010: $126,257).

The allowance accounts in respect of trade receivables and due from related parties is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivables and due from related parties directly.

Liquidity risk

Current cash debt coverage ratio as at 31 December 2011 and 2010 is as follows:

	2011	2010
Cash and cash equivalents	2,508,529	3,302,163
Current liabilities	2,063,295	1,812,915
Current cash debt coverage ratio	122%	182%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	31 December 2011							31 December 2010
	Carrying Amount	Contractual cash flows	6 months or less	6-12 Months	1-2 years	2-5 years	More than 5 Years	Carrying Amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 Years
Non-derivative financial Liabilities
Secured bank loans	17,866	(22,833)	(1,202)	(7,468)	(4,512)	(4,697)	(4,954)	32,627	(48,327)	(2,273)	(9,165)	(5,150)	(13,852)	(17,887)
Unsecured bank loans	1,830,328	(1,968,913)	(475,791)	(383,333)	(663,979)	(439,954)	(5,856)	1,781,199	(1,920,204)	(208,363)	(218,000)	(523,026)	(960,660)	(10,155)
Finance lease liabilities	19,891	(24,623)	(2,307)	(478)	(2,655)	(5,614)	(13,569)	23,695	(29,306)	(3,206)	(1,993)	(1,909)	(5,576)	(16,622)
Trade and other payables*	656,256	(663,749)	(663,749)	—				676,187	(681,669)	(681,669)	—	—	—	—
Bank overdraft	1,084	(1,084)	(1,084)	—	—	—	—	5,896	(5,896)	(5,896)	—	—	—	—
Due to related parties	14,582	(14,645)	(14,645)	—	—	—	—	10,760	(10,787)	(10,787)	—	—	—	—
Consideration payable in relation to acquisition of Belarusian Telecom	60,180	(100,000)	—	—	—	—	(100,000)	78,402	(100,000)	—	—	—	—	(100,000)
Financial liability in relation to put option	10,094	(11,850)	—	—	(11,850)	—	—	53,435	(58,541)	—	—	—	(58,541)	—
Derivative financial liabilities
Option contract	1,248	(1,248)	(1,248)	—	—	—	—	—	—	—	—	—	—	—

TOTAL	2,611,529	(2,808,945)	(1,160,026)	(391,279)	(682,996)	(450,265)	(124,379)	2,662,201	(2,854,730)	(912,194)	(229,158)	(530,085)	(1,038,629)	(144,664)

*	Advances taken, license fees, taxes and withholding payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2010
	USD	EUR
Foreign currency denominated assets
Other non-current assets	1	—
Other investments	8,000	—
Due from related parties-current	17,969	148
Trade receivables and accrued income	33,566	20,482
Other current assets	4,579	1,086
Cash and cash equivalents	1,494,743	52,842

	1,558,858	74,558

Foreign currency denominated liabilities
Loans and borrowings-non current	(1,405,907)	(28,132)
Other non-current liabilities	(179,865)	—
Loans and borrowings-current	(350,172)	(1,872)
Trade and other payables	(161,901)	(42,849)
Due to related parties	(754)	(808)

	(2,098,599)	(73,661)

Net exposure	(539,741)	897

	31 December 2011
	USD	EUR
Foreign currency denominated assets
Other non-current assets	26	—
Other investments	154,500	—
Due from related parties-current	8,580	3,820
Trade receivables and accrued income	52,422	39,141
Other current assets	6,861	1,153
Cash and cash equivalents	893,477	3,833

	1,115,866	47,947

Foreign currency denominated liabilities
Loans and borrowings-non current	(1,060,159)	(28,015)
Other non-current liabilities	(138,497)	—
Loans and borrowings-current	(660,290)	(1,211)
Trade and other payables	(154,869)	(48,168)
Due to related parties	(1,137)	(478)

	(2,014,952)	(77,872)

Net exposure	(899,086)	(29,925)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date Closing Rate
	31 December 2011	31 December 2010	31 December 2011	31 December 2010
USD/TL	1.6698	1.5050	1.8889	1.5460
EUR/TL	2.3343	1.9931	2.4438	2.0491
SEK/TL	0.2572	0.2074	0.2722	0.2262
USD/BYR	5,038.2	2,978.8	8,350.0	3,000.0
USD/HRV	7.9663	7.9325	7.9898	7.9617

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, HRV, BYR against the following currencies as at 31 December 2011 and 2010 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2011	2010
USD	89,909	53,974
EUR	3,872	(119)

10% weakening of the TL, HRV, BYR against the following currencies as at 31 December 2011 and 2010 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2011	2010
USD	(89,909)	(53,974)
EUR	(3,872)	119

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Interest rate risk

As at 31 December 2011 and 2010 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 December 2011		31 December 2010
	Note	Effective Interest Rate	Carrying Amount	Effective interest rate	Carrying Amount
Fixed rate instruments
Time deposits	21
USD		5.4%	899,318	3.5%	1,469,797
EUR		4.7%	2,805	3.8%	68,640
TL		12.3%	1,450,629	9.1%	1,561,282
Other		60.0%	48	8.7%	180
Time deposits maturing after 3 months or more	16
USD		5.4%	154,500	7.0%	8,000
BYR		46.1%	651	10.5%	201
TL		12.2%	689,831	—	—
Finance lease obligations	25
USD		6.8%	(2,108)	4.6%	(2,733)
EUR		3.4%	(17,623)	3.4%	(20,962)
TL		10.2%	(160)	—	—
Unsecured bank loans	25
USD fixed rate loans		4.6%	(486,370)	4.2%	(591,463)
TL fixed rate loans		15.00%	(5,479)	—	—
Secured bank loans	25
USD fixed rate loans		5.0%	(6,414)	5.2%	(6,210)
AZN fixed rate loans		—	—	22.5%	(189)
Variable rate instruments
Secured bank loans	25
BYR floating rate loans		10.9%	(8,818)	10.9%	(26,228)
EUR floating rate loans		7.9%	(2,634)	—	—
Unsecured bank loans	25
USD floating rate loans		3.8%	(1,318,799)	3.6%	(1,175,049)
EUR floating rate loans		6.6%	(19,680)	7.8%	(13,627)
AZN fixed rate loans		—	—	22.5%	(316)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Sensitivity analysis

Fair value sensitivity analysis for fixed rate instruments:

A change of 1% in interest rates for time deposits maturing after 3 months or more would have increased/(decreased) profit or loss by $2,213 (31 December 2010: $65).

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 December 2011 would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2011 and 2010.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2011
Variable rate instruments	(10,529)	10,529	—	—

Cash flow sensitivity (net)	(10,529)	10,529	—	—

31 December 2010
Variable rate instruments	(9,262)	9,262	—	—

Cash flow sensitivity (net)	(9,262)	9,262	—	—

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the statement of financial position are as follows:

		31 December 2011		31 December 2010
	Note	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets carried at amortized cost
Due from related parties-long term	34	43	43	1,044	1,044
Other non-current assets*	17	20,235	20,235	15,258	15,258
Due from related parties-short term	34	43,215	43,215	88,897	88,897
Trade receivables and accrued income***	19	955,962	955,962	851,175	851,175
Other current assets*	20	70,599	70,599	56,170	56,170
Cash and cash equivalents	21	2,508,529	2,508,529	3,302,163	3,302,163
Time deposits maturing after 3 months or more	16	844,982	844,982	8,201	8,201

		4,443,565	4,443,565	4,322,908	4,322,908

Liabilities carried at fair value
Put option for Best acquisition	24	(10,094)	(10,094)	(53,435)	(53,435)

		(10,094)	(10,094)	(53,435)	(53,435)

Liabilities carried at amortized cost
Loans and borrowings-long term	25	(1,057,380)	(1,057,380)	(1,407,316)	(1,407,316)
Bank overdrafts	21	(1,084)	(1,084)	(5,896)	(5,896)
Option contracts	25	(1,248)	(1,248)	—	—
Loans and borrowings-short term	25	(810,705)	(810,705)	(430,205)	(430,205)
Trade and other payables**	29	(656,256)	(656,256)	(676,187)	(676,187)
Due to related parties	34	(14,582)	(14,582)	(10,760)	(10,760)
Deferred payments	24-29	(60,180)	(60,180)	(78,402)	(78,402)

		(2,601,435)	(2,601,435)	(2,608,766)	(2,608,766)

*	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.
**	Advances taken, taxes and withholdings payable are excluded from trade and other payables.
***	Includes non-current trade receivables amounting to $113,581.

The methods used in determining the fair values of financial instruments are discussed in Note 4.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method:

The different levels have been identified as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets and liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market.

	Level 1	Level 2	Level 3	Total
31 December 2011
Financial Assets
Option contracts not used for hedging	—	—	—	—

	—	—	—	—

Financial Liabilities
Financial liability in relation to put option	—	—	10,094	10,094
Option contracts not used for hedging	—	380	—	380
Option contracts used for hedging	—	868	—	868

	—	1,248	10,094	11,342

31 December 2010
Financial Liabilities
Financial liability in relation to put option	—	—	53,435	53,435

	—	—	53,435	53,435

	Available-for sale financial assets	Financial liability in relation to put option	Total
Balance as at 1 January 2011	—	(53,435)	(53,435)
Total gains or losses:
in profit or loss	—	(1,194)	(1,194)
Total recognition in equity	—	44,535	44,535

Balance as at 31 December 2011	—	(10,094)	(10,094)

The table above shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Total gains or losses included in profit or loss for the period in the following table are presented in the statement of comprehensive income as follows:

	Available-for sale financial assets	Financial liability in relation to put option	Total
Total gains or losses included in profit or loss for the period:
Net financing costs	—	(1,194)	(1,194)
Total gains or losses for the period included in profit or loss for asset and liabilities held at the end of the reporting period:
Net financing costs	—	(1,194)	(1,194)

31.	Operating leases

The Company entered into various operating lease agreements. For the years ended 31 December 2011 2010 and 2009, total rent expenses for operating leases were $271,347, $301,309 and $287,259 respectively.

The future minimum lease payments under non-cancellable leases are as follows:

	2011	2010
Less than one year	20,812	18,024
Between one and five years	25,655	16,107
More than five years	6,499	7,221

	52,966	41,352

32.	Guarantees and purchase obligations

As at 31 December 2011, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $780,179 (31 December 2010: $594,910).

As at 31 December 2011, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totaling to TL 2,983,689 (equivalent to $1,579,591 as at 31 December 2011) (31 December 2010: TL 2,413,062 equivalent to $1,560,842 as at 31 December 2010).

33.	Commitments and Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

Tariffs: ICTA sets the initial maximum tariffs in TL and USD. Thereafter, the revised License provides that the ICTA will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the ICTA, Suspension and Termination:

The revised License is not transferable without the approval of the ICTA. In addition, the License Agreement gives the ICTA certain monitoring rights and access to the Company’s technical and financial

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

Astelit:

Astelit owns two GSM activity licenses, one is for GSM–900, the other is for DCS–1800. As at 31 December 2011, Astelit owns twenty four GSM–900, DCS 1800, D-AMPS and microwave Radiorelay frequency licenses which are regional or national. In addition to the above GSM licenses, Astelit owns three licenses for local fixed line phone connection with wireless access using D-AMPS standard, one license for international and long distance calls and eight PSTN licenses for seven regions of Ukraine. Also, Astelit holds number range—two NDC codes for mobile network and local ranges for PSTN and D-AMPS licenses.

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

Inteltek:

Inteltek signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football games. The Central Betting System Contract was scheduled to expire on 30 March 2008.

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

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, having the same terms and conditions with the latest contracts signed with Spor Toto which took effect on 1 March 2008. At the same time,

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract and both contracts were to be valid for one year atmost until the operation started as a result of the new tender.

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate, which is 1.4% of gross takings (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009. Under the terms of this contract, Inteltek guaranteed TL 1,500,000 (equivalent to $794,113 as of 31 December 2011) turnover for the first year of the contract, and has given similar guarantees for future years.

At 31 December 2011, the total amount of guarantee obtained from banks and provided to Spor Toto amounted to TL 163,530 (equivalent to $86,574 as at 31 December 2011) (31 December 2010: TL 161,298 equivalent to $104,332 as at 31 December 2010). The targeted payout is 50% of the turnover balance. The fact that Inteltek is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Public Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the previous GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfillment of certain conditions.

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008. In 2010, Kibris Telekom has completed the radio transmission (air link) project providing direct international voice and data connection with mainland and started using it from the third quarter of 2010. The Project is the only direct connection in Turkish Republic of Northern Cyprus besides Telecommunication Authority.

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

Superonline:

Superonline was authorized to Fixed Telephony, Satellite Communication Service, Infrastructure, Internet Service Provider and Mobile Virtual Network Operator.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Authorization By-Law for Telecommunication Services and Infrastructure published in Official Gazette on dated 26 August 2004 has been abrogated By-Law on Authorization for Electronic Communications Sector dated 28 May 2009. According to this abrogation, Superonline’s “License” on, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service has been changed to “Authority” on, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service, Cable Broadcast Service and Superonline’s “License” on Long Distance Telephony Services License has been changed to “Authority” relevant to the Fixed Telephony Services.

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

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom) were obliged to renew their interconnection agreements within two months following the issuance of the Regulation. As a result of intervention by the ICTA, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. The interconnection agreement with Avea(formerly

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages amounting to TL 11,274 (equivalent to $5,969 as at 31 December 2011) with overdue interest amounting TL 521 (equivalent to $276 as at 31 December 2011) and late payment fee amounting TL 175 (equivalent to $93 as at 31 December 2011) totaling to TL 11,970 (equivalent to $6,338 as at 31 December 2011) covering the period from August 2005 until October 2005. Expert reports and supplementary expert reports which are obtained for the lawsuit, affirm justification of the Company.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to TL 23,726 (equivalent to $12,561 as at 31 December 2011) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and March 2007 amounting to TL 6,836 (equivalent to $3,619 as at 31 December 2011) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 28 September 2011, the Court decided in favor of the Company for all consolidated cases. The Court decided that Turk Telekom should pay to the Company in total TL 42,597 (equivalent to $22,551 as at 31 December 2011) plus VAT and Special Communication Tax (“SCT”) composed of principle amounting to TL 36,502 (equivalent to $19,324 as at 31 December 2011), interest and penalty amounting to TL 6,095 (equivalent to $3,227 as at 31 December 2011). The court also decided that Turk Telekom should pay interest, penalty, VAT and SCT calculated for the principal from date of case to the payment date. Turk Telekom appealed the decision. The Company replied this appeal request.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Differences in the total nominal rent for the concerned period amounting to TL 29,125 (equivalent to $15,419 as at 31 December 2011) have been accrued by Turk Telekom and deducted from the receivables of the Company. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,600 as at 31 December 2011) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $15,918 as at 31 December 2011).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company applied for the correction of the decision. The Supreme Court rejected the correction of the decision request and the decision is finalized.

Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $48,634 as at 31 December 2011) and the Company netted off the whole amount from the receivables from Turk Telekom as at 31 December 2011.

Additionally, a lawsuit is commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $12,377 as at 31 December 2011), overdue interest of TL 3,092 (equivalent to $1,637 as at 31 December 2011) and delay fee of TL 1,925 (equivalent to $1,019 as at 31 December 2011), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable. The court decided to obtain an expert report. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: none).

Dispute regarding the Fine Applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $3,692 as at 31 December 2011) and

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $3,692 as at 31 December 2011) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit, and the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company also appealed this decision. Council of State reversed the judgment of the Instance Court. Local Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again. The Company also appealed this decision. Council of State accepted the Company’s stay of order requests at appeal phase. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute regarding the Fine Applied by the Competition Board regarding Mobile Marketing Activities

The Competition Board decided to initiate an investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules. On 23 December 2009, Competition Board decided that the Company violates competition rules in GSM and mobile marketing services and fined the Company amounting to TL 36,072 (equivalent to $19,097 as at 31 December 2011). The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $14,323 as at 31 December 2011) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. The lawsuit is still pending.

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $529 as at 31 December 2011), with reservation of further claims, on the ground that the Company violated the competition. During the judgment, Avea increased its request to TL 5,000 (equivalent to $2,647 as at 31 December 2011) and in addition requested TL 1,000 (equivalent to $529 as at 31 December 2011) for non-pecuniary damages. The court decided to separate these requests. At the hearing on 9 April 2012, the court rejected all claims of Avea in both lawsuits.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute on National Roaming Agreement

The Company conducted roaming negotiations in 2001 with Is-Tim Telekomunikasyon Hizmetleri AS (“Is-Tim”) which was a GSM operator, performing since March 2001. On 19 October 2001, upon unsuccessful negotiations, ICTA granted time for the Company until 15 November 2001 to sign the roaming agreement with the determined conditions and requested parties to come to an agreement until 15 November 2001. The Company initiated a lawsuit on the ground that ICTA has no power of intervention; its proposals are impossible from technical aspects and unacceptable from economic reasons. Council of State gave a decision on non-necessity of a new decision on the ground that action which is subjected to the lawsuit is cancelled by another state council decision. This decision was appealed by ICTA. Council of State, Plenary Session of the Chamber for Administrative Divisions decided to approve the court decision.

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

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $11,553 as at 31 December 2011). On 7 April 2004, the Company made the related payment with its accrued interest. On 27 May 2004, the Company filed a lawsuit. On 3 January 2005, with respect to the Council of State’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $11,553 as at 31 December 2011).

On 13 December 2005, Council of State decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State. On 22 July 2010, the Company initiated a lawsuit against ICTA for the compensation of TL 7,111 (equivalent to $3,765 as at 31 December 2011), the total amount of the damage of the Company accrued interest between the period when the Company made the payment and ICTA returned the same to the Company as the result of the stay of execution decision.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

On 27 October 2006, Telecom Italia SPA and TIM International NV initiated a lawsuit against the Company claiming that the Company violated competition law since demand of roaming has not been met. Telecom Italia SPA and TIM International NV requested $2,000 with respect to this claim. The Court rejected the case. Such decision has been appealed by Telecom Italia SPA and TIM International NV The Court of Appeal rejected the appeal and approved the decision in favor of the Company. Telecom Italia SPA and TIM International NV applied for the correction of the decision. The Court of Appeal rejected the correction of the decision. The decision has been finalized in favor of the Company.

Based on the finalized court decision which is in favor of the Company, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute regarding of the Fine Applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $2,122 as at 31 December 2011) for misinforming the Authority and TL 374 (equivalent to $198 as at 31 December 2011) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $1,740 as at 31 December 2011) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 22 September 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution requests and the Company objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. The Company appealed the decisions. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal processes are pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute regarding the Fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $28,306 as at 31 December 2011) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA on 25 March 2009. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $21,229 as at 31 December 2011) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the stay of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the stay of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $21,229 as at 31 December 2011) on 27 January 2011. On 3 May 2011, the Court rejected the case. The Company appealed the decision and paid back TL 40,100 to ICTA on 6 October 2011. Appeal process is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $24,474 as at 31 December 2011) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

ICTA, notified the Company on 23 November 2011, to pay the amount of TL 13,367 (equivalent to $7,077 as at 31 December 2011) which is the unpaid portion arising from the 25% cash discount of the administrative fine amounting to TL 53,467 (equivalent to $28,306 as at 31 December 2011) that was imposed for applying tariffs above the upper limits. The Company filed a lawsuit on 23 December 2011 for stay of execution and for the annulment of this process. The case is pending. On 20 February 2012, payment order has been sent to the Company by the Tax Office. On 24 February 2012, the Company filed a lawsuit for cancellation of the payment order.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the additional request regarding unpaid portion arising from the 25% discount of the administrative fine is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute on Deposits at Banks

The Company, in 2001, initiated an enforcement proceeding to collect receivables arising from deposits in a bank. The bank has been objected to the enforcement proceeding and the Company filed a lawsuit for the cancellation of the objection. The Court decided in favor of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favor of the defendant. The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute on Special Communication Taxation Regarding Prepaid Card Sales

Tax Office imposed tax penalty in the total amount of TL 47,130 (equivalent to $24,951 as at 31 December 2011) and TL 89,694 (equivalent to $47,485 as at 31 December 2011) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2003 and 2004, respectively. On 31 December 2008 and 18 December 2009, the Company initiated lawsuits before the court. The Company requested to wait until the completion of settlement procedure in the lawsuit initiated on 31 December 2008. Since the Company and the Ministry of Finance Settlement Commission have settled on the amounts subjected to the lawsuits as explained in the following paragraph, the Company has withdrawn from the lawsuits.

According to the settlement made with the Ministry of Finance Settlement Commission on 1 June 2010, special communication tax and penalty was settled at TL 1,489 (equivalent to $788 as at 31 December 2011) and TL 2,834 (equivalent to $1,500 as at 31 December 2011) for the years 2003 and 2004, respectively. In

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

addition, late payment interest was settled at TL 3,570 (equivalent to $1,890 as at 31 December 2011) and TL 5,295 (equivalent to $2,803 as at 31 December 2011) for the years 2003 and 2004, respectively. The aforementioned amounts were paid on 27 July 2010.

Provision set for the above mentioned special communication taxes, penalty and late payment interest was TL 64,653 (equivalent to $34,228 as at 31 December 2011) in the consolidated financial statements as at and for the year ended 31 December 2009 and the difference between the provision amount and settled amount was recognized as income in the consolidated financial statements as at and for the year ended 31 December 2010.

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $70,738 as at 31 December 2011) and TL 139,101 (equivalent to $73,641 as at 31 December 2011) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above.

On 28 February 2011, Tax Amnesty Law has been approved by the President of Republic of Turkey. The Company applied to the Ministry of Finance related to the Tax Amnesty Law on 27 April 2011. According to Tax Amnesty Law, special communication tax and penalty was calculated as TL 26,723 (equivalent to $14,147 as at 31 December 2011) and TL 27,820 (equivalent to $14,728 as at 31 December 2011) for the years 2005 and 2006, respectively. In addition, late payment interest was calculated as TL 11,164 (equivalent to $5,910 as at 31 December 2011) and TL 8,900 (equivalent to $4,712 as at 31 December 2011) for the years 2005 and 2006, respectively. The aforementioned amounts were paid on 30 June 2011. The Company applied to the Tax Court to withdraw from the lawsuits according to Tax Amnesty Law due to the aforementioned payment. The courts decided that it is not necessary to declare a judgment on merits for the lawsuit.

On 24 June 2011, Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 11,238 (equivalent to $5,949 as at 31 December 2011) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the period of January-February 2007. The Company applied to the Ministry of Finance on 13 July 2011 in order to benefit from the Tax Amnesty. According to Tax Amnesty Law, special communication tax and interest was calculated as TL 2,248 (equivalent to $1,190 as at 31 December 2011) and TL 842 (equivalent to $446 as at 31 December 2011) respectively. The aforementioned amounts were paid on 29 July 2011.

Carrying International Voice Traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $16,799 as at 31 December 2011).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $9,529 as at 31 December 2011) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $7,269 as at 31 December 2011) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. The decision has been approved by the Council of State, Plenary Session of the Chamber for Administrative Divisions.

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $238,727 as at 31 December 2011) of which TL 219,149 (equivalent to $116,019 as at 31 December 2011) is principal and TL 231,782 (equivalent to $122,707 as at 31 December 2011) is interest charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 47,965 (equivalent to $25,393 as at 31 December 2011) and accrued interest amounting to a nominal amount of TL 89,351 (equivalent to $47,303 as at 31 December 2011) in the consolidated financial statements as at and for the year ended 31 December 2011.

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

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $90,902 as at 31 December 2011) and accepted the request amounting to TL 279,227 (equivalent to $147,825 as at 31 December 2011). The Company appealed the decision. Also, Turk Telekom appealed the decision. The Court of Cassation cancelled the decision. The Company and Turk Telekom applied for the correction of the decision. Supreme Court decided to reject both sides’ correction of the decision requests. The lawsuit is still pending in the Court of First Instance.

Disputes with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $1,743 as at 31 December 2011) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek has not paid the requested amount.

Spor Toto, on behalf of General Directorate of Youth and Sport (“GDYS”), initiated a declaratory lawsuit against Inteltek. On 22 February 2007, the Court rejected the case and decided that the collection risk is with

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $808 as at 31 December 2011) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision. Supreme Court rejected the appeal request of GDYS. Following the Supreme Court’s decision, GDYS applied for the correction of the decision. GDYS’s correction of decision request was rejected by the Court and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $1,743 as at 31 December 2011) and its overdue interest accrual amount of TL 1,894 (equivalent to $1,003 as at 31 December 2011) in September 2007. Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,241 as at 31 December 2011) principal and TL 977 (equivalent to $517 as at 31 December 2011) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the court decided in favor of Inteltek. Spor Toto appealed the decision. The Supreme Court ruled to reverse the judgment of the local court. Inteltek applied for the correction of the decision. The Supreme Court rejected the correction of the decision process and the file has been returned to the Court. The Court decided to resist on the former decision on 29 June 2011. Spor Toto appealed the decision. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, the Company initiated a lawsuit claiming cancellation of interest charges amounting TL 6,609 (equivalent to $3,499 as at 31 December 2011) which are erroneously calculated after settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. The Court rejected the Company’s injunction request. The Company objected to the decision. The Court rejected the objection of the Company. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

against Iran Economic Development Company (“IEDC”), another partner of the consortium, on 29 April 2008 claiming that IEDC violated the shareholder’s agreement and seeking compensation for damages for the aforementioned breach. The arbitration process is still pending.

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,137 (equivalent to $4,308 as at 31 December 2011) including interest. The expert report given to Court is in favor of the Company. The Court ruled to obtain supplementary expert report. Supplementary expert report is also in favor of the Company. The Court ruled to obtain a new expert report. The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

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

On 18 January 2008, Ankara 14th Administrative Court rejected the case. The Company appealed the decision with an injunction request. However; Council of State rejected the appeal request and consequently the Company’s correction of the decision request.

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $6 as at 31 December 2011) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s stay of execution request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision. Council of State rejected the injunction request of the First Instance Court’s decision. Council of State rejected the stay of execution request of the Company. The appeal process is still pending.

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The appeal process is still pending.

Dispute on Turk Telekom Interconnection Costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the Company claiming that the Company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $5 as at 31 December 2011) with its accrued interest starting from 2001 and TL 10 (equivalent to $5 as at 31 December 2011) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing traffic volume of Turk Telekom and subscriber lost derived from this action. On 6 April 2011, the Court decided to reject the case. Turk Telekom appealed the decision. The Company replied the appeal request. The appeal process is still pending.

On 22 August 2011, Turk Telekom initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $529 as at 31 December 2011) monetary compensation by reserving its right for surpluses. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute on Avea Interconnection Costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $529 as at 31 December 2011) monetary compensation by reserving its right for surpluses. During the judgment, Avea increased its request to TL 47,000 (equivalent to $24,882 as at 31 December 2011). An expert report from committee of experts appointed by the court has been submitted to the court which is in favor of the Company. The Court has decided to have an additional expert report from the same committee of experts. The lawsuit is pending. The Company has accrued provision amounting to TL 1,000 (equivalent to $529 as at 31 December 2011) which is the amount of initial request of Avea.

On 25 April 2011, Avea initiated another lawsuit with the same grounds mentioned above claiming compensation for its losses between November 2009 and January 2010. Avea claimed TL 40,000 (equivalent to $21,176 as at 31 December 2011) material compensation by reserving its rights for surpluses. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no additional provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011.

Dispute on Campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $16,988 as at 31 December 2011). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, the Company benefited from the early payment option with a 25% early payment discount and paid TL 24,066 (equivalent to $12,741 as at 31 December 2011) on 1 August 2008. On 10 November 2010, the court decided to reject the case. The Company appealed the decision. The State of Council rejected the injunction request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $8,020 as at 31 December 2011) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. Appeal process is still pending.

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $27,134 as at 31 December 2011).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $24,421 as at 31 December 2011) and interest accrued amounting to TL 5,020 (equivalent to $2,658 as at 31 December 2011) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $2,713 as at 31 December 2011) and interest accrued amounting to TL 558 (equivalent to $295 as at 31 December 2011) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $27,134 as at 31 December 2011) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,567 as at 31 December 2011) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated March 10, 2006. ICTA filed lawsuits for cancellation of these Final Awards. In both lawsuits, the Court decided in favor of the Company. ICTA appealed the decisions. The Company replied appeal requests. Appeal processes are still pending.

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment on the Company is not obliged to pay TL 3,320 (equivalent to $1,758 as at 31 December 2011) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The arbitral tribunal partially accepted the Company’s claims and decided that the Company is not obliged to pay TL 885.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $2,599 as at 31 December 2011) together with the penalty of TL 12,171 (equivalent to $6,443 as at 31 December 2011) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $2,599 as at 31 December 2011) together with the penalty of TL 12,171 (equivalent to $6,443 as at 31 December 2011) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

The Company filed a lawsuit before ICC on 27 January 2012 claiming the contradiction to law of the penalty of TL 12,171 (equivalent to $6,443 as at 31 December 2011) calculated over allegedly unpaid TL 4,909 (equivalent to $2,599 as at 31 December 2011) treasury share. The lawsuit is still pending.

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008, requested treasury share of TL 72,527 (equivalent to $38,396 as at 31 December 2011) and conventional penalty of TL 205,594 (equivalent to $108,843 as at 31 December 2011). The Company paid TL 1,535 (equivalent to $813 as at 31 December 2011) of the aforementioned amount.

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $37,584 as at 31 December 2011) and conventional penalty of TL 205,594 (equivalent to $108,843 as at 31 December 2011) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

The Company filed a lawsuit before ICC on 12 January 2011 regarding the part of treasury share which is not covered in the lawsuits previously finalized in favor of the Company and the conventional penalty of TL 205,594 (equivalent to $108,843 as at 31 December 2011). The lawsuit is still pending.

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

payment of TL 1,600 (equivalent to $847 as at 31 December 2011) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Treasury and Ministry of Transport, Maritime Affairs and Communications due to making benefit from aforementioned amount. ICC decided in favor of the Company in March 2012.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements prepared as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $36,106 as at 31 December 2011). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment order and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled the payment order on 8 June 2010. Ministry of Industry and Trade appealed the decision. Appeal process is still pending.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $36,106 as at 31 December 2011) with respect to the decision of Ministry of Industry and Trade. The Court decided to accept the case. Tax Administration appealed the decision. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Penalty of ICTA on Value Added Services

On 1 March 2010, ICTA decided to initiate an investigation against the Company upon administrative fine of 31,822 TL (equivalent to $16,847 as at 31 December 2011) is revoked by the Ministry of Industry and Trade on the ground that the Company did not refund the subscribers who are unsubscribed in the period and did not demand content and this is contrary to the article 11/A of the law numbered 4077. The investigation report has been sent to the Company and the Company has submitted its written defense to ICTA.

On 13 January 2011, ICTA decided to apply administrative fine of TL 748 (equivalent to $396 as at 31 December 2011). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 561 (equivalent to $297 as at 31 December 2011) was made on 17 February 2011.

Dispute of Astelit with its Distributor

Astelit and one of its distributors had an agreement for the sale of Astelit’s inventory to third parties. Under this agreement, the sale of products had to be performed within 30 days after delivery and proceeds from

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

such sale had to be transferred to Astelit excluding commissions due to the distributor for performing the assignment. At a certain stage of the relationship under this agreement, the distributor began to violate its obligations for indebtedness for received, due but unpaid products.

Despite the distributor is factually a debtor under the agreement, the distributor filed a lawsuit against Astelit on recovery of HRV 106,443 (equivalent to $13,322 as at 31 December 2011), which is allegedly the sum of advance payment for undelivered goods. In the course of court proceedings, Astelit made a counterclaim on recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,417 as at 31 December 2011).

As a result of consideration of two claims, the Court of First Instance in Kiev dismissed the claim of the distributor and sustained the counterclaim of Astelit. Subsequently, The Kiev Economic Court of Appeal repealed the decision of the Court of First Instance and dismissed the claim of Astelit and sustained the claim of the distributor on recovery of HRV 106,443 (equivalent to $13,322 as at 31 December 2011). The resolution of The Higher Economic Court of Ukraine dated 20 October 2009 remained unaltered the appellate court’s ruling. Thereafter, Astelit management has filed a lawsuit against this conclusion in the Supreme Court of Ukraine, which is the supreme and final degree of jurisdiction against the resolution of the Higher Economic Court of Ukraine.

In December 2009 the Supreme Court of Ukraine has revoked the previous court decisions and forwarded the court file to the Court of First Instance in Kiev to other judges for new legal proceedings. New legal proceedings started in February 2010. It was decided by the court to conduct judicial expertise by specially authorized Kiev research institute of judicial expertise in order to define real indebtedness. After the expertise the court of first instance made the decision in favor of Astelit. The court decision was appealed to Appeal Court by the distributor. Appeal proceeding was appointed on 1 November 2011. Kiev Appeal Court upheld the above judgment on 24 November 2011. Thus the decision became effective. One of the banks in Ukraine (as a third party in the case) filed a cassation to Higher Economic Court of Ukraine. Having filed the cassation, the bank used its right to prevent any possible negative consequences to it, as former Guarantor and Creditor to the distributor of Astelit. On 26 March 2012, Higher Economic Court of Ukraine affirmed the previous court decisions. The distributor or the bank has a right to appeal court decision to Supreme Court of Ukraine.

Management believes that such conclusion of the courts has proper legal basis. Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute of Astelit related to Withholding Tax on Interest Expense

Ukrainian Tax Administration sent a tax notice to Astelit stating that withholding tax rate on interest expense for the loan agreement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation, Astelit paid withholding tax at 2%. Astelit filed the suit to cancel tax notice, which imposed Astelit to pay additional HRV 11,651 (equivalent to $1,458 as at 31 December 2011). On 10 March 2011, Kiev Appeal Administrative Court has upheld the decision of the Administrative Court of First Instance which decided in favor of Astelit on 30 November 2010. Ukrainian Tax Administration appealed the case. The date of hearing in Supreme Administrative Court has not been appointed yet.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Based on the management opinion, provision amounting to $2,702 is set for the risks belonging to years 2009 and 2010 in the consolidated financial statements as at and for the year ended 31 December 2011.

Dispute on VAT and SCT on Roaming Services

On 21 October 2009, based on the Tax Investigation Reports dated 2 October 2009, Presidency of Large Taxpayers Office, Audit Group Management notified the Company that VAT and SCT should be calculated on charges paid to international GSM operators for the calls initiated by the Company’s subscribers abroad and collect from the subscribers and requested TL 255,298 (equivalent to $135,157 as at 31 December 2011) for the period from April 2005 to July 2009, and for an interest to be calculated until the payment date. The Company filed a lawsuit for the cancellation of the aforementioned request. Based on the settlement between the Company and Ministry of Finance, the Company has withdrawn from the lawsuits.

As a result of the settlement made with Ministry of Finance Settlement Commission on 1 June 2010, penalty fee has been settled at TL 20,163 (equivalent to $10,674 as at 31 December 2011) and late payment interest expense was settled at TL 15,998 (equivalent to $8,469 as at 31 December 2011) and related payment was made on 27 July 2010.

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS Campaign

The Company and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $643 as at 31 December 2011) and tax penalty of TL 1,822 (equivalent to $965 as at 31 December 2011) and VAT amounting to TL 874 (equivalent to $463 as at 31 December 2011) and tax penalty of TL 1,315 (equivalent to $696 as at 31 December 2011). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. The appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Lawsuit initiated by Mep Iletisim AS

On 31 December 2008, Mep Iletisim AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $33,882 as at 31 December 2011) due to the applications of the Company and requested TL 1,000 (equivalent to $529 as at 31 December 2011) and remaining amount to be reserved. An expert report from committee of experts appointed by the court has been submitted to the court. The Court decided to obtain a supplementary report from the same committee. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Investigation of ICTA on the wrongful declarations of the Company and the Company’s refrain from signing the minutes

ICTA decided to initiate an investigation based on the reason that the information provided by the Company within the frame of another investigation of ICTA is inconsistent and wrong, the Company is not in a helpful approach regarding the conduction of the investigation and refraining from signing the minutes drafted by the Audit Committee of ICTA. Investigation report has been sent to the Company. The Company submitted its defense within the due time. In accordance with the decision of ICTA dated 10 February 2011, no penalty has been charged for the Company.

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for stay of execution and the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The Company objected to this decision. The Court rejected the objection request of the Company. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $8,291 as at 31 December 2011) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $425 as at 31 December 2011) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $318 as at 31 December 2011) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the stay of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

On 8 March 2010, ICTA informed the Company that an investigation took place on another tariff plan. As a result of the investigation, ICTA decided to apply administrative penalty amounted TL 26,483 (equivalent to $14,020 as at 31 December 2011) to the Company on 22 September 2010. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 19,862 (equivalent to $10,515 as at 31 December 2011) is paid as a fine on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the stay of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Amount to be reimbursed to the subscribers is calculated as TL 13,432 (equivalent to $7,111 as at 31 December 2011) for the year 2010 and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2010. Reimbursement to subscribers was made in February 2011 amounting to TL 7,137 (equivalent to $3,778 as at 31 December 2011). As a result of the aforementioned court decision for the stay of execution dated 17 February 2011, the Company decided not to reimburse remaining TL 6,295 (equivalent to $3,333 as at 31 December 2011).

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $212 as at 31 December 2011) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service is not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $159 as at 31 December 2011) as fine on 7 September 2010.

The Company filed a lawsuit on 22 September 2010 for the stay of execution and cancellation of the administrative fine. The Court overruled the stay of execution request of the Company and the Company objected to this decision. The Court rejected the lawsuit. The Company appealed the decision. The State of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute regarding the Fine Applied by the Competition Board regarding applications to the distributors

On 11 November 2009, Competition Board decided to initiate an investigation against the Company on the ground that the Company, through its applications to its distributors, violates the related clauses of the Competition Act numbered 4054. Within the context of the investigation, the Company submitted its statement of defense. The investigation took place as an on-site examination and inspection in March 2010. The Competition Board decided to examine the claims of Vodafone regarding this investigation within the context of this file. Besides, the Company’s action concerning abuse of dominant position in the wholesale or retail market of simcard, unit card, digital unit, activation and other subscriber services by obstructing the activity of Avea is examined in the context of this investigation and Avea is accepted as a complainant. Investigation report is submitted to the Company in August 2010 and the Company submitted its defense statement to the Board. Additional Written Opinion is submitted to the Company in February 2011 and the Company submitted its written defense to Additional Written Opinion within the due date. The Company submitted its verbal defense to Competition Board on 31 May 2011.

On 9 June 2011 Competition Board clarified its decision that the Company violates competition rules in GSM market and fined the Company amounting to TL 91,942 (equivalent to $48,675 as at 31 December

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

2011). On 8 December 2011, the Company filed a lawsuit for annulment of the decision. On 9 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for cancellation of the payment order. The Court accepted the Company’s stay of execution request until the Tax Office’s legal argument is submitted to the court.

Pamuk Elektronik, a former dealer of the Company whose contract have been terminated, initiated a lawsuit against the Company on 19 December 2011 claiming TL 2,100 (equivalent to $1,112 as at 31 December 2011) by reserving its rights for surpluses on the ground that the Company caused that damage by unjust termination of the contract and actions which are stated in the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $48,675 as at 31 December 2011) administrative fine to the Company. The Company replied in due time.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle both of the obligations are less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Investigation of ICTA based on the complaint of a subscriber

ICTA decided to initiate an investigation through its decision dated 12 May 2010 based on the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., and requested certain information and documents from the Company. The Company provided its response related to the matter to ICTA. Investigation report is notified to the Company and the Company has submitted its defense statement to ICTA within the due date.

On 13 January 2011, ICTA decided to impose administrative fine to the Company amounting to TL 8,016 (equivalent to $4,244 as at 31 December 2011) for making some subscribers suffer and TL 2,004 (equivalent to $1,061 as at 31 December 2011) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $3,979 as at 31 December 2011) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The cases are still pending.

Dispute regarding the Fine Applied by ICTA regarding breaching confidentiality of personal data and relevant legislation which is launched by ICTA

ICTA decided to launch preliminary investigation on breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping. ICTA authorities made an on-site inspection in July 2010. On 22 September 2010, ICTA decided to launch an investigation against the Company for detailed examination of the matter. Information and documents demanded by ICTA were submitted to the ICTA. In January 2011, investigation report was sent to the Company. The Company submitted its written defense within the due date. ICTA, with its decision which was delivered to the Company on 6 June 2011, decided to impose an administrative fine to the Company amounting to TL 11,225 (equivalent to $5,943 as at 31 December 2011). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,418

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

(equivalent to $4,457 as at 31 December 2011) was paid on 5 July 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The stay of execution request and the Company’s objection to this decision has been rejected. The case is still pending.

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

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $54,343 as at 31 December 2011) and interest amounting to TL 68,276 (equivalent to $36,146 as at 31 December 2011) till to the date the case is filed. The Administrative Court rejected the case and the Company appealed the decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. On 10 March 2009, the Court rejected the case. The Company appealed the decision. Appeal process is still pending.

Dispute on ICTA fee payment based on the amended license agreement

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $2,123 as at 31 December 2011) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. Appeal process is still pending. The Company received the related principal amount of TL 4,011 (equivalent to

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

$2,123 as at 31 December 2011) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. On 17 March 2010, the Company initiated a lawsuit for the accrued interest amounting to TL 3,942 (equivalent to $2,087 as at 31 December 2011). The Court decided in favor of the Company for the part of TL 1,392 (equivalent to $737 as at 31 December 2011) of the compensation request. ICTA appealed the decision. The Company also appealed the decision’s rejected part. The appeal process is still pending. The Company received the aforementioned amount on 18 May 2011 and recorded as income in the consolidated financial statements as at and for the year ended 31 December 2011.

Since it is not virtually certain that an inflow of additional economic benefits will arise concerning the accrued interests, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Penalty issued to Turkcell Superonline regarding trenching activities

On 13 January 2011 and 28 October 2011 Ankara Municipality issued penalties of TL 8,863 (equivalent to $4,692 as at 31 December 2011) and TL 235 (equivalent to $124 as at 31 December 2011) to Turkcell Superonline related to trenching activities. The penalty issued on 13 January 2011 is related to four transactions.

Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalties. Request of Turkcell Superonline regarding execution of suspension was rejected. Turkcell Superonline objected the decision. The objections related to penalties of two transactions which were issued on 13 January 2011 amounting to TL 251 (equivalent to $133 as at 31 December 2011) and TL 514 (equivalent to $272 as at 31 December 2011) has been rejected by Ankara Administrative Court. Regional Administrative Court has not decided on the objections related to penalties of other two transactions which were issued on 13 January 2011 amounting to TL 5,766 (equivalent to $3,053 as at 31 December 2011) and TL 2,332 (equivalent to $1,236 as at 31 December 2011). In addition, Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalty which was issued on 28 October 2011 amounting to TL 235 (equivalent to $124 as at 31 December 2011); request of Turkcell Superonline regarding execution of suspension was rejected. Ankara Municipality has not sent payment orders for the penalties yet.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Order of Payment Notified to Turkcell Superonline According to Universal Service Fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 (equivalent to $631 as at 31 December 2011) for insufficient payments made by Superonline Uluslararasi for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders. Based on the management decision, TL 1,203 (equivalent to $637 as at 31 December 2011) was paid on 7 December 2011 with its

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

accumulated interest. On 21 December 2011, based on the scope of Share Purchase Agreement, Turkcell Superonline sent a notice in order to receive payment from Demir Toprak İth.İhr. ve Tic. AS, Sinai ve Mali Yatrimlar Holding AS and Endüstri Holding AS. No payment has been received as of 31 December 2011.

Said payment shall be reimbursed in case of execution of suspension or the Court’s decision in favor of Turkcell Superonline.

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $3,431 as at 31 December 2011) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision. Supreme Court of Appeal reversed the judgment of the Local Court. The Company has applied for the correction in terms of justification of the decision for the Supreme Court’s reversal decision. Avea has also applied for the correction of the decision. Supreme Court rejected the request for correction of the decision of Avea, and partially accepted the Company’s demand. On 13 December 2011, the Local Court decided to accept the lawsuit again. The Company appealed the decision.

The Company has paid the principal of TL 6,480 (equivalent to $3,431 as at 31 December 2011), late payment interest of TL 5,103 (equivalent to $2,702 as at 31 December 2011) and related fees of TL 524 (equivalent to $277 as at 31 December 2011) on 30 March 2009.

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

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

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

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

rentals and its accrued interest in the amount of TL 8,914 (equivalent to $4,719 as at 31 December 2011). The arbitration processes are still pending. The arbitral tribunal decided to extend arbitration process until 8 October 2012.

A bad debt reserve for the receivable amount of 7,520 TL (equivalent to $3,981 as at 31 December 2011) for T-Medya has been recognized in the financial statements of the Company as at and for the year ended 31 December 2011 in accordance with the bad debt policy of the Company.

Investigation initiated by ICTA upon a complaint of subscriber on international roaming campaigns

On 30 December 2010, ICTA launched an investigation upon a complaint of a consumer regarding the Company’s billing and pricing practices. ICTA looks over the pricing and billing problems stem from the international roaming campaigns within 2009 and 2010. ICTA requested information about the campaigns and the Company submitted its explanations on the issue to ICTA.

On 5 July 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 26 January 2012, to impose an administrative fine amounting to TL 6,847 (equivalent to $3,625 as at 31 December 2011). Since the administrative fine was paid on 24 February 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied. Provision totaling to TL 5,135 (equivalent to $2,719 as at 31 December 2011) was recognized in the consolidated financial statements as at and for the year ended 31 December 2011.

Investigation initiated by ICTA regarding Number Portability

On 26 January 2011, ICTA opened an investigation regarding “rejection of number portability requests” and “compatibility of reasons to those rejections with Number Portability Regulation”. On 23 May 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within due the date.

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 981 (equivalent to $519 as at 31 December 2011) for acting incompatibility to the “rejection of number portability requests” and TL 2,004 (equivalent to $1,061 as at 31 December 2011) for giving false information the Authority. Since the administrative fine was paid on 25 January 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied. Provision amounting to TL 2,221 (equivalent to $1,176 as at 31 December 2011) was recognized in the consolidated financial statements as at and for the year ended 31 December 2011.

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

On 9 March 2011, ICTA opened an investigation upon a complaint of a consumer regarding the Company’s miss charging of data tariffs. On 6 June 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645 (equivalent to $871 as at 31 December 2011). Since the administrative fine was paid within 1 month

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 1,234 (equivalent to $653 as at 31 December 2011) was made on 1 November 2011. The Company filed a lawsuit on 2 December 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution request has been rejected. The Company objected to the decision.

Investigation initiated by ICTA regarding the Company’s compatibility to ICTA’s regulations and decisions

On 17 February 2011, ICTA opened an investigation on compatibility of the Company to the regulation: “Terms and Conditions on Updating Subscribers Records and Subscription Processes of End Users”, and ICTA’s decision on limitation of number of subscriptions, dated 27 October 2009. On 23 March 2011, ICTA carried out an inspection in the Company. On 26 September 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date. According to the decision taken by ICTA on 21 March 2012, the Company was fined a total amount of TL 8,173 (equivalent to $4,327 as at 31 December 2011) for not complying with afore mentioned and relevant regulations.

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector”

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding the “cancellation procedure” which is regulated at article 18 of the By-law on Consumer Rights in the Electronic Communications Sector. Investigation Report is submitted to the Company and the Company submitted its defense statement to ICTA within the due date.

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,442 (equivalent to $6,057 as at 31 December 2011). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 (equivalent to $4,543 as at 31 December 2011) is paid in total on 15 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The case is still pending.

Investigation of ICTA regarding access failures on emergency call services

On 16 June 2011, ICTA decided to initiate an investigation in order to evaluate the Company’s access failures realized on emergency call services which are deemed as critically important for end-users. Investigation Report is submitted to the Company on 28 December 2011 and the Company submitted its defense statement to ICTA within the due date.

Investigation of ICTA regarding 3G advertisements

On 7 July 2011, ICTA decided to initiate an investigation in order to evaluate whether 3G related advertisements of the Company violates ICTA’s decision prohibiting GSM operators not to make comparative 3G advertisement. On 16 August 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 106 (equivalent to $56 as at 31 December 2011) for violating ICTA’s decision prohibiting GSM operators not to make comparative 3G advertisement. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 80 (equivalent to $42 as at 31 December 2011) was paid on 20 December 2011.

Investigation of ICTA regarding “Atlas of Places Only Turkcell Covers” distributed with Tempo magazine

On 2 November 2011, ICTA decided to initiate an investigation regarding “Atlas of Places Only Turkcell Covers” which locations marked on the map of Turkey with “only” Turkcell coverage. ICTA decided to evaluate the advertisement whether the public and consumers are being misinformed or not.

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Turk Telekom to collect TL 1,777 (equivalent to $941 as at 31 December 2011) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007-February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. The Court decided in favor of the Company on 23 March 2011. Turk Telekom appealed the decision and the Company replied the appeal request. Appeal process is pending.

The Company filed an enforcement proceeding on 12 May 2011 against Turk Telekom to collect TL 11,511 (equivalent to $6,094 as at 31 December 2011) including principal amounting to TL 8,024 (equivalent of $4,248), overdue interest amounting to TL 2,343 (equivalent of $1,240 as at 31 December 2011) and late payment fee amounting to TL 1,144 (equivalent to $606 as at 31 December 2011) which has been collected by Turk Telekom within the period of March 2008-March 2010 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. Turk Telekom objected the enforcement proceeding and the enforcement proceeding has been held. The Company filed a lawsuit for cancellation of objection on 13 September 2011 against Turk Telekom. The case is still pending.

Turk Telekom, filed thirteen enforcement proceedings to collect the total amount of TL 31,682 (equivalent to $15,900 as at 31 December 2011) composed of principle, overdue interest and delay fee which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” and videocall, data reconciliation and 118-32 service invoice costs for periods of April 2010-November 2011. The Company objected the enforcement proceedings. Turk Telekom filed six nullity of objection lawsuits for the six enforcement proceedings which were initiated for the period April 2010-April 2011, claiming the total amount of TL 17,752 (equivalent to $9,398 as at 31 December 2011) composed of principle, overdue interest and delay fee with enforcement proceeding denial compensation which is 40% of the receivable balance. The lawsuits are still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

On 7 December 2011, Turk Telekom initiated a lawsuit on the ground that the Company did not direct the calls in form of “444 XX XX” to Turk Telekom and terminated at its own network and requested TL 1,000 (equivalent to $529 as at 31 December 2011) monetary compensation by reserving its right for surpluses. The lawsuit is pending.

Dispute with Turk Telekom with respect to Volume-Based Discount Agreement

The Company and Turk Telekom have signed the “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. However, Turk Telekom did not apply the discount for the period between January-April 2011. The Company filed a lawsuit on 23 February 2012 to collect TL 4,530 (equivalent to $2,398 as at 31 December 2011) including principal, overdue interest and delay fee which has been overly collected by Turk Telekom within the period of January-April 2011 in contravention of the rules of “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

Dispute with MTN

In 2004, the Company was awarded Iran’s first private GSM license through an international tender. Subsequently the Company was barred from concluding its license arrangement, and Iran entered into a license agreement with the South Africa based operator MTN, instead of the Company. With respect to newly received information by the Company indicating that the signing of the license agreement with MTN instead of the Company was a consequence of MTN’s actions at that time. In light of the harm caused by MTN’s actions to both the Company and to its shareholders, the Company filed a lawsuit against MTN on 28 March 2012 seeking the compensation of such damages.

Considering extensive business dealings of both companies in the United States and due to the allegations that MTN breached rules of international law, the lawsuit has been filed in United States District Court for the District of Columbia.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011

(31 December 2010: None).

Dispute with ICTA regarding annual radio utilization fees

The Company is obliged, in the name of ICTA, to collect from the subscribers for their radio devices, the radio license and annual utilization fee that should be paid to the ICTA by the subscribers and to transfer

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

such amount to the ICTA. The Company collects annual utilization fee from its postpaid subscribers by the invoices prepared for telecommunication services served to these subscribers. The Company is not obliged to pay treasury share over such amounts.

In this context, the Company executed the Protocols dated 21 May 1998 and 19 February 2001 with the (abrogated) Radio General Directorate and the Protocol dated 8 June 2010 with the Authority, which amends the preceding Protocols. The Protocols set forth the principles and procedures for the collection of the radio license and annual utilization fees.

For the Company’s postpaid and prepaid subscribers, collection method of the annual utilization fee differs for postpaid and prepaid subscribers. The radio annual utilization fees paid to the Authority on behalf of the postpaid subscribers are collected from the postpaid subscribers by the monthly invoices and paid to the ICTA on a monthly basis. On the other hand for prepaid subscribers, at the beginning of each year the ICTA calculates a total estimated radio annual utilization fee by multiplying the number of previous year’s prepaid subscribers by the relevant year’s fee per subscriber. The only way to collect such amounts from the prepaid subscribers is to deduct from the TL credits that have been purchased by the subscribers. However this cause unfair additional treasury share burden for the Company as the Company already pays treasury share over the TL credits purchased by the subscribers.

After correspondence with the ICTA the Company filed a lawsuit before ICC in April 2012, claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on annual utilization fees deducted from the prepaid subscribers and return of overpaid TL 5,852 (equivalent to $3,098 as at 31 December 2011) treasury share. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2011 (31 December 2010: None).

34.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 December 2011 and 2010, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $14,353, $11,395 and $8,044 for the years ended 31 December 2011, 2010 and 2009, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Other related party transactions:

Due from related parties—long term	31 December 2011	31 December 2010
T-Medya	43	1,044

Receivables from T-Medya consists of receivables based on rent agreements, accrued interests for outstanding balance and unpaid building expenses. Long term due from related parties is shown net of allowance for doubtful debts amounting to $4,432 as at 31 December 2011 (31 December 2010: $5,897).

Due from related parties—short term	31 December 2011	31 December 2010
A-Tel	19,246	13,260
Digital Platform Teknoloji Hizmetleri AS (“Digital Platform”)	12,225	21,307
Megafon OJSC	1,728	531
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	1,246	8,212
Kyivstar GSM JSC (“Kyivstar”)	910	1,225
Vimpelcom OJSC (“Vimpelcom”)	495	126
System Capital Management (“SCM”)	—	38,202
Other	7,365	6,034

	43,215	88,897

Due from related parties short term is shown net of allowance for doubtful debts amounting to $63 as at 31 December 2011 (31 December 2010: $2,998).

Due to related parties—short term	31 December 2011	31 December 2010
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	4,908	2,766
Intralot SA (“Intralot”)	1,946	910
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	482	909
Megafon OJSC	480	256
Mapfre Genel Yasam Sigorta AS (“Mapfre”)	227	473
Other	6,539	5,446

	14,582	10,760

Substantially, majority of the significant due from related party balances is from Cukurova Group companies.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF mainly, resulted from simcard and scratch card sales to this company.

Due from Digital Platform, an investment of Cukurova Group, mainly resulted from receivables from call center revenues as of 31 December 2011.

Due from Megafon, whose shares are owned by one of the shareholders of the Company, resulted from interconnection services.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and scratch card sales to this company.

Due from Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services rendered to this company.

Due from Vimpelcom, whose shares are owned by one of the shareholders of the Company, resulted from interconnection services.

Due from SCM, non-controlling shareholder of Euroasia, resulted from the loan that SCM utilized from Financell BV (“Financell”) with maturity of 31 December 2011.

Due to Hobim, a company whose majority shares are owned by Cukurova Group resulted from the invoice printing services rendered by this company.

Due to Intralot, a company incorporated under the laws of Greece and is the shareholder of Inteltek, a subsidiary of the Group. The Group purchases game software and maintenance services.

Due to KVK Teknoloji, a company whose majority shares are owned by Cukurova Group resulted from the payables for sales commissions and terminal purchases.

Due to Megafon, a company owned by one of the shareholders of the Group, resulted from interconnection services.

Due to Mapfre, a company owned by one of the shareholders of the Group, comprises of insurance services to the Group.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 30.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

Revenues from related parties	2011	2010	2009
Sales to KVK Teknoloji
Simcard and prepaid card sales	463,485	507,963	640,312
Sales to Kyivstar
Telecommunications services	44,629	42,413	44,195
Sales to Digital Platform
Call center revenues and interest charges	25,073	22,223	18,766
Sales to A-Tel
Simcard and prepaid card sales	17,695	30,838	67,558
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	2,949	2,979	5,497
Sales to Teliasonera International
Telecommunications services	2,271	4,793	8,328
Sales to CJSC Ukrainian Radiosystems
Telecommunications services	1,783	2,321	3,388
Finance income from SCM
Interest income	2,564	14,863	5,213

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

Related party expenses	2011	2010	2009
Charges from Kyivstar
Telecommunications services	34,238	36,039	53,466
Charges from A-Tel (*)
Dealer activation fees and others	28,501	31,618	36,971
Charges from KVK Teknoloji
Dealer activation fees and others	19,688	27,706	41,360
Charges from Hobim
Invoicing and archieving services	23,581	19,446	21,985
Charges from Digital Platform
Digital television broadcasting services	7,421	4,449	2,979
Charges from Teliasonera International
Telecommunications services	6,182	9,162	12,261
Charges from Millenicom
Telecommunications services	2,325	3,194	5,171
Charges from CJSC Ukrainian Radiosystems
Telecommunications services	1,472	2,211	4,208
Charges from ADD
Advertisement and sponsorship services	70	65,957	127,014

(*)	Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the years ended 31 December 2011, 2010 and 2009 amounting to $28,501, $31,618 and $36,971, respectively.

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

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the year ended 31 December 2011 is TL 350,554 (equivalent to $185,586 as at 31 December 2011) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period (31 December 2010: TL 180,922 (equivalent to $117,026 as at 31 December 2010)).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

On 23 December 2005, “Restructuring Framework Agreement” and supplemental sponsorship agreements was signed between Digital Platform and the Company. Within the framework of the agreement, Digital Platform will pay its liabilities to Company including interest accrued partially in cash and partially by providing sponsorship services until 15 July 2011. On 4 June 2010, Digital Platform notified the Company to annul Lig TV sponsorship agreement, one of the supplemental agreements within the framework of “Restructuring Framework Agreement” and declared that Digital Platform will pay its debt to the Company only in cash according to the payment schedule in “Restructuring Framework Agreement”. With the protocol dated 31 January 2011, the agreement dated 23 December 2005 is cancelled with the mutual agreement of the parties. The remaining receivable balance from Digital Platform was paid in 2 equal installments in February 2011 and March 2011.
In addition to aforementioned agreements, the Company and Digital Platform signed a new agreement on 26 October 2011 regarding Digital Platform providing live content or clips related to Spor Toto Super League and other subjects to the Company to be delivered to mobile telephones and tablet pcs having SIM Card compatibility.

The Company also has an agreement for call center services provided by the Company’s subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Turkcell Global Bilgi”).

Agreements with SCM:

SCM, non-controlling shareholder of Euroasia, obtained loan from Financell.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

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

The amount of simcard purchases from Hobim for the year ended 31 December 2011 is $1,679 (31 December 2010: $1,420).

Legal restrictions on related party transactions

Conservatory attachments placed by SDIF against Cukurova Holding AS

As per the notification of the Besiktas Taxation Authority received on 13 May 2011, the Company has been informed that a decision of the provisional seizure has been taken due to the debts of Çukurova Holding A.Ş. to the taxation authority. Within this context, the provisional seizure in the amount of TL 1,249,926 (equivalent of $661,722 as at 31 December 2011) was applied to Cukurova Holding AS’s registered assets,

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

rights and receivables pertaining to the Company (including attendance fee and dividend). With regards to the respective notification, provisional seizure had been recorded on the corresponding shares and receivables. However, on 12 April 2012, Besiktas Taxation Authority notified the Company that the seizure has been lifted. The Company will lift the provisional seizure accordingly.

As per the notification of the Large Taxpayers Office received on 16 May 2011, the Company had been informed that a provisional seizure in the amount of TL 450,000 (equivalent of $238,234 as at 31 December 2011) was applied to Çukurova Holding AS’s registered assets, rights and receivables pertaining to the Company (including attendance fee and dividend). With regards to the respective notification, provisional seizure had been recorded on the corresponding shares and receivables. On 6 April 2012, Large Taxpayers Office notified the Company that the debt repayment has been made. Therefore, the provisional seizure in the aforementioned amount will be lifted.

Conservatory attachments placed by Sonera Holding BV against Cukurova Holding AS in Holland

Sonera Holding B.V. placed a conservatory attachment on all the goods, amounts and receivables due to Cukurova Holding AS by the Dutch subsidiaries of the Company, in specific on any intercompany receivables that Cukurova Holding AS may have against these companies or which may arise in the future resulting from an existing legal relation, in order to secure and obtain payment from Cukurova Holding AS of an amount of $1,030,400, which refers to the claim amount of Sonera Holding B.V. against Cukurova Holding AS pursuant to the arbitral award rendered by the ICC International Court of Arbitration.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

35.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2011 and 2010 are as follows:

Subsidiaries Name	Country of Incorporation	Business	Effective Ownership Interest
			31 December 2011 (%)	31 December 2010 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi *	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline **	Turkey	Telecommunications	100	100
Global Iletisim Hizmetleri AS (“Global Iletisim”)***	Turkey	Telecommunications	100	—
Turktell Uluslararasi Yatirim Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Kurumsal Satis ve Dagitim Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	Betting business investments	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri AS	Turkey	Telecommunications	100	100
Beltur BV****	Netherlands	Telecommunications investments	100	100
Surtur BV	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
Global FLLC	Republic of Belarus	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications investments	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	100
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	99	99
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Fizy Iletisim AS	Turkey	Music and video broadcasting	70	—
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	28

*	Brandname of Superonline Iletisim Hizmetleri AS is Turkcell Superonline.
**	Brandname of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS is Turkcell Global Bilgi.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2011

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797), however not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011.)

***	The Group have signed a share purchase agreement in regards to the acquisition of all of the shares of Global Iletisim from its shareholders on 12 August 2011. The transfer of shares has taken place in November 2011. Global İletişim has been merged into Superonline İletişim on 30 March 2012.
****	Beltur BV’s Board of Directors decided to propose to the general meeting of shareholders to convert Beltur BV into a cooperative society with exclusion of liability under Dutch law on 21 October 2011. The proposal was approved in the general meeting of Beltur BV’s shareholders on 26 October 2011.

36.	Subsequent events

1.	On 31 January 2012, the Company notified SDIF, which holds 50% of the shares of A-Tel, that the service provider agreement between the Company and A-Tel will be annulled effective from 1 August 2012.

2.	As of February 1, 2012, Astelit had debt repayments due to Euroasia in the amount of $150 million and to Financell in the amount of $173 million. Since June 2011, Astelit has not met the payment obligations, which were waived until February 1, 2012. Since that date, the Board of Directors of the Company has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations to Euroasia and Financell totaling $323 million and defaulted on its loan agreements. As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $554 million (currently decreased to $402 million, following the Company’s $150 million guarantee payment) and waivers were obtained for the aforementioned loans before March 31, 2012. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited together with a guarantee and indemnity given by System Capital Management Limited. Financell has rights to commence enforcement of pledges and guarantee under certain conditions.

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150 million to finance Astelit, also defaulted on its loan on March 30, 2012. As a guarantor, the Company paid $150 million to related banks on April 6, 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by System Capital Management Limited has been established in favor of the Company. Upon payment of the guaranteed amount, the Company has the right to commence enforcement of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above) totaling $402 million and waivers are being sought for the aforementioned loans. The cross default of the Group’s borrowings as a result of Astelit’s and Euroasia’s defaults have been considered as non-adjusting subsequent events in accordance with IAS 10 Event after the Reporting Period. In this respect, the presentation of aforementioned borrowings in the statement of financial position as of December 31, 2011 is not effected.

With respect to the amounts due to Financell, the Board of Directors of the Company decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be up to $410.7 million principle amount plus interest and any other costs, expenses and fees that may accrue. This guarantee includes the debt repayments of $173 million due under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due. Astelit’s debts are denominated in foreign currencies which expose Astelit to foreign exchange and convertibility risks.