Form 20-F
period 2012-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2013-04-08
CIK 1071321

As filed with the Securities and Exchange Commission on April 8, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

This is the 2012 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey. The terms “Company,” “we”, “us”, “our”, and similar ones refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires.

Our audited consolidated financial statements as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Securities and Exchange Commission (“SEC”) has adopted rules accepting filings from foreign private issuers that include financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to accounting principles generally accepted in the United States, or U.S. GAAP, as was previously required. As we believe that we meet the relevant criteria to avail ourselves of this SEC rule, we have ceased providing such reconciliation as part of our consolidated financial statements.

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

Statements regarding our market share and total market size are based on the Information and Communication Technologies Authority’s (“ICTA”) or operators’ announcements, and statements regarding penetration are based on the Turkish Statistical Institute’s (“TUIK”) announcements pertaining to the Turkish population. Furthermore, statements regarding our 2G coverage are based on the ICTA’s specifications as well as the TUIK’s announcements, and statements regarding our 3G coverage are based on the ICTA’s 3G coverage calculation specifications issued on April 25, 2012.

References to the Information and Communication Technologies Authority or the ICTA include its predecessor entity, the Telecommunications Authority.

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

•	regulatory decisions and changes in the regulatory environment, in particular the ICTA’s March 13, 2013 decision;

•	failure to abide by the requirements of our licenses or applicable regulations;

•	economic and political developments in Turkey and internationally;

•	exposure to certain risks through our interests in associated companies;

•	foreign exchange rate risks;

•

reduction in cash generated from operations and increased capital needs, which may increase our borrowing requirements, and consequently, our finance costs and exposure to the risks associated with borrowing;

•	our ability to deal with spectrum limitations;

•	zoning limitations related to our Base Transceiver Stations (“BTS”);

•	potential liability and possible reduced usage of mobile phones as a result of alleged health risks related to BTSs and the use of handsets;

•	our dependence on certain suppliers for network equipment and the provision of data services;

•	Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders;

•	our dependence on certain systems and suppliers for IT services and our exposure to potential natural disasters, regular or severe IT and network failures, human error, hacking and IT migration risk;

•	technological changes in the telecommunications market;

•	our dependence on third party providers to help us navigate the regulatory, security and business risks of industries where we traditionally do not compete;

•	our ability to retain key personnel and distributors;

•	legal actions and claims to which we are a party; and

•	effective internal control over financial reporting.

All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A Selected Financial Data

Our audited consolidated financial statements as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, our audited consolidated financial statements as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012, and the related notes appearing elsewhere in this annual report.

The following table presents our selected consolidated statements of operations, balance sheet and cash flow data as of and for each of the years in the five-year period ended December 31, 2012, presented in accordance with IFRS as issued by the IASB which have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008. The information appearing under the caption “Other Financial Data” is not derived from the audited financial statements.

	2012	2011	2010	2009	2008
	(Million $, except share data and certain other data)
Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB
Consolidated Statement of Operations Data
Revenues
Communication fees	5,374.0	5,225.4	5,670.2	5,557.3	6,576.9
Commission fees on betting business	47.1	39.1	31.2	42.7	176.2
Monthly fixed fees	50.6	63.0	75.4	42.5	65.1
Revenue from betting business	41.9	12.3	—	—	—
Simcard sales	18.3	21.2	22.9	22.9	28.2
Call center revenues	44.9	38.1	25.2	17.4	16.6
Other revenues	289.0	210.6	157.2	107.2	107.4
Total revenues	5,865.8	5,609.7	5,982.1	5,790.0	6,970.4
Direct cost of revenues(1)	(3,622.3)	(3,528.9)	(3,349.0)	(3,097.1)	(3,409.0)
Gross profit	2,243.5	2,080.8	2,633.1	2,692.9	3,561.4
Other income	18.1	32.6	14.7	0.9	14.1
Administrative expenses	(270.5)	(246.5)	(347.3)	(273.1)	(309.3)
Selling and marketing expenses	(953.2)	(1,010.6)	(1,085.8)	(1,085.1)	(1,351.7)
Other expenses	(76.9)	(161.3)	(64.2)	(111.2)	(18.0)
Results from operating activities	961.0	695.0	1,150.5	1,224.4	1,896.5
Finance income	386.1	330.3	277.1	329.6	442.1
Finance costs	(125.5)	(289.7)	(102.6)	(187.5)	(136.8)
Net finance income/(costs)	260.6	40.6	174.5	142.1	305.3
Monetary gain(2)	95.3	144.8	—	—	—
Share of profit of equity accounted investees(3)	121.7	136.9	122.8	78.4	103.0
Profit before income taxes	1,438.6	1,017.3	1,447.8	1,444.9	2,304.8
Income tax expense	(291.5)	(292.2)	(320.8)	(340.1)	(549.8)
Profit for the period	1,147.1	725.1	1,127.0	1,104.8	1,755.0
Attributable to:
Equity holders of the Company	1,158.8	751.7	1,170.2	1,094.0	1,836.8
Non-controlling interest	(11.7)	(26.6)	(43.2)	10.8	(81.8)
Profit for the period	1,147.1	725.1	1,127.0	1,104.8	1,755.0
Basic and diluted earnings per share	0.53	0.34	0.53	0.50	0.83
Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,926.2	2,508.5	3,302.2	3,095.5	3,259.8
Total assets	10,483.2	9,098.8	9,794.6	9,320.8	8,067.9
Long-term debt(4)	619.2	1,057.4	1,407.3	821.2	130.0
Total debt(5)	1,705.2	1,868.1	1,837.5	1,512.0	785.9
Total liabilities	3,323.1	3,367.2	3,561.0	3,424.6	2,624.3
Share capital	1,636.2	1,636.2	1,636.2	1,636.2	1,636.2
Total equity/net assets	7,160.1	5,731.6	6,233.6	5,896.2	5,443.6
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000
Consolidated Cash Flow Data
Net cash from operating activities	1,188.3	925.8	1,262.6	1,316.6	1,746.3
Net cash provided/(used in) investing activities	304.6	(1,410.5)	(704.9)	(1,485.0)	(695.2)
Net cash from (used) for financing activities	(171.2)	31.6	(303.7)	(5.4)	(353.6)
Other Financial Data
Dividends declared or proposed(6)(7)	—	—	745.4	573.5	713.3
Dividends per share (declared or proposed)(7)(8)	—	—	0.34	0.26	0.32
Gross margin(9)	38%	37%	44%	47%	51%
Adjusted EBITDA(10)	1,808.4	1,748.1	1,957.4	1,925.4	2,580.3
Capital expenditures	975.5	866.0	1,078.6	1,769.3	808.2

(1)	Direct cost of revenues includes payments for our treasury share (the amount paid to the government under our license) and universal service fund, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses, roaming charges, interconnection fees, costs of simcards sold, handset costs offered as part of our loyalty programs and personnel expenses related to our technicians.
(2)	See Note 2 (Basis of Preparation) to our consolidated financial statements in this Form 20-F for information regarding monetary gain.
(3)	Share of profit of equity accounted investees primarily includes the income related to our stake in Fintur Holdings B.V. (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri A.S. (“A-Tel”), which is 41.45% and 50.00%, respectively. Fintur currently holds all of our international mobile communications investments other than those related to our operations in Northern Cyprus, Ukraine, Belarus and Germany.
(4)	Long-term debt consists of long-term loans and borrowings as well as long-term lease obligations.
(5)	Total debt consists of long-term and short-term loans and borrowings as well as lease obligations excluding option contracts.
(6)	On March 23, 2011, the Company’s Board of Directors proposed a dividend distribution for the year ended December 31, 2010 amounting to TRY 1,328.7 million ($745.4 million computed using the Central Bank of the Republic of Turkey’s (CBRT) TRY/U.S. Dollar exchange rate on December 31, 2012), which corresponds to 75% of our distributable net income for the year. This dividend proposal was discussed but not approved at the General Assembly Meetings held in 2011. There were no Board of Directors’ resolutions for the dividend distribution for the year 2011. The General Assembly on June 29, 2012 could not be held since the quorum required had not been reached and the dividend payment could not be discussed.
(7)	The U.S. Dollar equivalent of the dividend for the year ended December 31, 2010 was computed by using the CBRT’s TRY/USD exchange rate on December 31, 2012, whereas the U.S. Dollar equivalents of the dividend for the years ended December 31, 2009 and 2008 were computed by using the CBRT’s TRY/USD exchange rate on the dates that the General Assembly of Shareholders approved the dividend distribution.
(8)	Dividends per share for the years ended December 31, 2010, 2009 and 2008 were computed over 2,200,000,000 shares. For the years ended December 31, 2010, 2009 and 2008, the dividend per share in TRY was TRY 0.60, TRY 0.39, and TRY 0.50, respectively.
(9)	Gross margin is calculated as gross profit divided by total revenues.
(10)	Adjusted EBITDA is a non-GAAP financial measure that equals profit for the period attributable to the equity holders of the Company before finance income, finance costs, income tax expense, other income, other expense, monetary gain, share of profit of equity accounted investees and depreciation and amortization.

Adjusted EBITDA is a non-GAAP financial measure that equals profit for the period attributable to the equity holders of the Company before finance income, finance costs, income tax expense, other income, other expense, monetary gain, share of profit of equity accounted investees and depreciation and amortization. Our management reviews Adjusted EBITDA as a key indicator each month to monitor our cash generation ability and liquidity position. Net income is generally considered by our management as the main indicator for our operating performance. Adjusted EBITDA is not a measurement of liquidity under IFRS as issued by the IASB and should not be construed as a substitute for profit for the period as a measure of performance or cash flow from operations as a measure of liquidity.

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

	Year ended December 31,
	2012	2011	2010	2009	2008
	(Million $)
Adjusted EBITDA	1,808.4	1,748.1	1,957.4	1,925.4	2,580.3
Income tax expense	(291.5)	(292.2)	(320.8)	(340.1)	(549.8)
Other operating income/(expense)	17.5	(57.9)	(49.4)	(85.2)	(15.6)
Finance income	5.0	29.0	0.5	1.0	11.2
Finance costs	(125.3)	(81.5)	(100.4)	(188.3)	(80.2)
Net (decrease)/increase in assets and liabilities(1)	(225.8)	(419.7)	(224.7)	3.8	(199.6)
Net cash from operating activities	1,188.3	925.8	1,262.6	1,316.6	1,746.3

The following table presents selected operational data:

Operating Results

	Year ended December 31,
	2012	2011	2010
Industry Data
Population of Turkey (in millions)(1)	75.6	74.7	73.7

Turkcell Data
Number of postpaid subscribers at end of period (in millions)(2)	13.2	11.7	10.1
Number of prepaid subscribers at end of period (in millions)(2)	21.9	22.9	23.3
Total subscribers at end of period (in millions)(2)	35.1	34.5	33.5
Average monthly revenue per user (in $)(3)	11.6	11.9	13.0
Postpaid	21.0	23.1	26.6
Prepaid	6.4	6.6	7.6
Average monthly minutes of use per subscriber(4)	243.3	213.8	179.1
Churn(5)	27.1%	27.9%	33.9%
Number of Turkcell employees at end of period	3,585	3,071	2,789
Number of employees of consolidated subsidiaries at end of period(6)	9,829	9,763	8,083

(1)	The population of Turkey for 2012, 2011 and 2010 is based on TUIK’s announcements.
(2)	Subscriber numbers do not include subscribers in Ukraine, Belarus, Northern Cyprus and Germany or those of Fintur subsidiaries.
(3)	We calculate average revenue per user (“ARPU”) using the weighted average number of our subscribers during the period. ARPU does not include the results of our operations in Ukraine, Belarus, Northern Cyprus and Germany or those of Fintur subsidiaries.
(4)	Average monthly minutes of use per subscriber is calculated by dividing the total number of incoming and outgoing airtime minutes of use by the average monthly sum of postpaid and prepaid subscribers for the year divided by twelve. Our Minutes of Usage (“MoU”) calculation does not include our operations in Ukraine, Belarus, Northern Cyprus and Germany or those of Fintur subsidiaries.
(5)	Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Our churn calculations do not include our operations in Ukraine, Belarus, Northern Cyprus and Germany or those of Fintur subsidiaries. For the ICTA’s definition concerning active and passive subscriptions, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.
(6)	See “Item 6.D. Employees” for information concerning our consolidated subsidiaries.

Exchange Rate Data

The Federal Reserve Bank of New York does not report, and historically has not reported, a noon buying rate for the Turkish Lira, which was previously called the “New Turkish Lira” from 2005 through 2008. For the convenience of the reader, this annual report presents translations of certain Turkish Lira amounts into U.S. Dollars at the relevant Turkish Lira exchange rate for purchases of U.S. Dollars at the $/TRY exchange rate announced by the CBRT. As of January 1, 2006, any balance sheet data (monetary or non-monetary), except for equity items in U.S. Dollars derived from our consolidated financial statements, are translated from Turkish Lira into U.S. Dollars at exchange rates at the balance sheet date. Income and expenses for each income statement except foreign operations in hyperinflationary economies (including comparatives) are translated to U.S. Dollars at monthly average exchange rates.

The income and expenses of foreign operations in hyperinflationary economies are translated into USD at the exchange rate as of the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies (Republic of Belarus), their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date. Unless otherwise indicated, the $/TRY exchange rate used in this annual report is the $/TRY exchange rate in respect of the date of the financial information being referred to. As stated in the annual monetary and exchange rate policy announcements of the CBRT, which have been published since 2002, the foreign exchange rate is not a policy tool or target; it is determined by the supply and demand conditions in the market. Along with inflation targeting, the CBRT announced that it will continue the implementation of the floating exchange rate regime in 2013.

The following table sets forth, for the periods and the dates indicated, the CBRT’s buying rates for U.S. Dollars. These rates may differ from the actual rates used in preparation of our consolidated financial statements and other information appearing herein. The $/TRY exchange rate on March 15, 2013 was TRY 1.8129 = $1.00.

	2013(2)(3)	2012(2)	2011(2)	2010(2)	2009(2)	2008(2)
High	1.813	1.889	1.907	1.598	1.796	1.696
Low	1.746	1.734	1.496	1.388	1.437	1.145
Average(1)	1.774	1.793	1.670	1.500	1.547	1.293
Period End	1.813	1.783	1.889	1.546	1.506	1.512

Source: CBRT

(1)	Calculated based on the average of the daily exchange rates of each month during the relevant period.
(2)	These columns set forth the CBRT’s buying rates for U.S. Dollars expressed in Turkish Lira.
(3)	Through March 15, 2013.

	March 2013	February 2013	January 2013	December 2012	November 2012	October 2012
High	1.8129	1.8069	1.7800	1.7893	1.7968	1.8082
Low	1.7914	1.7459	1.7496	1.7706	1.7681	1.7843

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

The majority of our revenue comes from our operations in Turkey. Competition in this market may adversely affect the growth of our business and our financial condition.

The majority of our revenue comes from our operations in Turkey and, thus, the growth and development of our business is mainly dependent on the development of the Turkish mobile telecommunications market. In this market, we currently face intensifying competition from two other mobile operators, Vodafone Telekomunikasyon A.S. (“Vodafone”) and Avea Iletisim Hizmetleri A.S. (“Avea”), and from the incumbent fixed line telecommunications operator, Turk Telekomunikasyon A.S. (“Turk Telekom”). Continued price and higher incentive driven competition has, and will continue to, put pressure on our prices, market shares and profitability, as well as our liquidity. If the competition further intensifies, or the market slows or develops in unexpected ways, this could harm our business and financial condition.

Actions by Turkey’s principal telecommunications regulator, the ICTA, have interfered, and may continue to interfere, with our ability to price our services and respond to competitive pressures. Regulatory actions such as the introduction of mobile number portability in 2008, the ICTA’s regulation of our retail pricing and the ICTA’s ongoing pressure on interconnection rates and maximum prices have also been, and will likely continue to be, a significant factor in shaping the development of the Turkish market and in our ability to respond to changes in the market. In addition, regulatory interventions, which have often favored the competitors, have increased the competition. Moreover, sub-brand initiatives of the existing mobile operators, and new licenses and authorizations issued by the regulator such as Fixed Telephony Service (“FTS”) and Mobile Virtual Network Operator (“MVNO”) licenses have made it easier and/or more attractive for new direct and indirect competitors to enter the market.

In addition, the development in Turkey of applications which make use of the internet as a substitute for some of our more traditional services, such as messaging and voice, and competition from new technologies such as Internet Protocol Television (“IPTV”), wi-fi, and converged offers could erode our revenues. Reduced demand for our core services of voice, messaging and data could significantly impact our profitability.

With respect to terminals, there is a greater emphasis on terminal bundled offers, and device subsidies have been used at times in the Turkish mobile market. Increased incentives and subsidies in the market may lead us to increase the incentives we provide our customers and may increase bad debt expenses, thus impacting our profitability. Potential changes in consumer behavior due to new business models, usage trends, changes in taxation, increasing penetration of terminal bundled offers and macroeconomic and regulatory changes may adversely affect our revenues and may increase our bad debt expenses. In addition, we are dependent on certain distributors for products, such as terminals, and the failure of any of our distributors to supply products to our distribution channel, and at the level of quality we require, may adversely affect our business and financial condition.

Our growth strategy is partly dependent on new investment opportunities, which could affect our business and financial condition, and the return on our investments cannot be guaranteed.

In addition to growing our existing business as a leading communications and technology company, our strategy for growth involves selectively seeking and evaluating new investment opportunities and participating in those meeting our criteria. We may consider launching greenfield operations, as well as forming alliances, which may include management service agreements, and conducting mergers and/or acquisitions, both inside and outside of Turkey. These opportunities may be in the area of mobile or fixed telecommunications and services, convergence and in other areas, such as providing mobile voice and data services as an MVNO. In addition, we may consider business opportunities outside of the scope of our core business such as the “games of chance business”. In the context of our evaluation of potential investment opportunities within the regions we target for international expansion, Turkcell has, from time to time, considered opportunities in countries in Eastern Europe, the Balkans, and the Middle East and Africa (“MEA”), and may consider such opportunities in the future.

In addition, new investments may not provide expected returns or returns that are in line with those of our core business, which may cause high value erosion in our core business. In many of the markets and businesses in which we have invested or may invest, it may take several years and significant investments to achieve desired profitability, if at all.

Furthermore, for acquisitions outside of Turkey, current and future U.S. and international laws and regulations, as well as legal and regulatory actions, targeting certain countries, local companies and individuals may curtail our ability to do business in affected countries and may impede our exercise of control. Turkcell itself, as well as certain of its key employees (notably those who are U.S. citizens), could be subject to sanctions under such laws and regulations. Some of the countries and companies in which we have contemplated making investments and in which we may from time to time consider opportunities, such as Iran, Libya and Syria, and certain individuals involved in such companies, have been the specific targets of such laws and regulations. Investors may be reticent to invest in a company doing business in such countries or other countries that may be at risk due to the political instability in the MEA region. These factors could have an adverse effect on the demand for our shares.

Regulatory decisions and changes in the regulatory environment could adversely affect our business and financial condition.

We operate in an industry that is subject to extensive regulation, in Turkey and the other countries in which we operate. Compliance with new and existing laws and regulations has had and is likely to continue to have a significant impact on the ways in which we do business. This may include but is not limited to the impact on our ability to set our pricing and offer new and existing services, on customer use of our services, the way we handle and store customer data, the terms of our subscriber contracts and the way we can communicate with customers. Furthermore, the laws, regulations, regulatory orders and licenses under which we operate are subject to interpretation and enforcement by regulators with which we are not always in agreement. Complying with regulations may be costly, and failure to comply may lead to significant penalties, adverse publicity and the loss of licenses and could adversely affect our business and financial condition. For more information on regulation and how it may impact our business, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

Pricing is one of the key areas in which we are subject to regulation. The actions of the ICTA and the Ministry of Transport, Maritime Affairs and Communications in our voice, SMS, data, roaming and interconnection pricing have, and will continue to, negatively affect our pricing and our ability to design and launch campaigns and offers and, consequently, have and will continue to adversely affect our business and financial condition. For instance, on March 13, 2013, the ICTA decided to increase the minimum tariff to be applied by Turkcell and to set the minimum price for SMS, which is likely to adversely affect our competitive position, and thus, our financial condition and outlook for 2013. For more information, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

In addition, recent regulations regarding quality of service, the sharing of our infrastructure, the protection of personal data and electronic commerce are among those regulations which may have an adverse effect on various aspects of our business. The regulation on quality of service has introduced important obligations with respect to call center operation service quality, call service quality, and quality of service reporting requirements. The regulation on quality of service may also lead to tighter coverage requirements than those specified in our license agreements and brings new definitions such as metropolitan area coverage. Moreover, the new Metropolitan Law, introduced in December 2012, also increased the number of metropolitan municipalities and extends some of those borders, which has led to increased coverage obligations. In addition, we may be required to share some of our infrastructure, such as antennas, with our competitors, and to offer national roaming to their subscribers, which could adversely affect our ability to maintain a competitive edge.

Any downturn in the economy and instability in the political environment in Turkey and internationally may have an adverse effect on our business and our financial condition.

With a substantial portion of our revenues, assets and business derived from and located in Turkey, and denominated in Turkish Lira, adverse developments in the Turkish market are likely to have a material adverse effect on our business and financial condition.

In our view, the biggest threats to the global economy, including Turkey, in 2013, are the sustainability of global economic growth, high debt levels in developed countries, U.S. fiscal uncertainty, continued Eurozone recession, political breakdown in the Eurozone, geopolitical risks in the Middle East region and unwinding accommodative policy by major central banks.

The Turkish economy grew by 2.2% in 2012. Given its large external financing needs, Turkey seems to be more vulnerable than most of its peers to adverse external shocks and sudden drops in capital inflows. The medium term risks for the Turkish economy relate to the high current account deficit, lack of long-term, quality financing and further acceleration in credit growth.

As the Syrian conflict continues with no immediate solution on the horizon, Turkey remains vulnerable to geopolitical risks. Clashes in the southeast, unrest near the southern border (Syria) and tension in the Middle East region are the most important political risks in Turkey. In 2013, the preparation of a new constitution will likely be the main local political focus. Moreover, Turkey will enter an extended electoral period, with municipal elections in 2013, presidential elections in 2014, and parliamentary elections in 2015.

We hold interests in several companies that may expose us to various economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.

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

In addition to entering into new business areas in Turkey, we have also entered into and are exploring new investment opportunities, primarily in emerging markets. This includes countries in which we establish or operate mobile communications networks, as well as those through which we route cables or that we otherwise rely on for the transfer of data. Their legal systems, including telecommunications regulations, and economies are relatively underdeveloped and their respective institutions and commercial practices are weaker and less developed. Some of these countries also suffer from relatively high rates of fraud and corruption. For example, allegations have been made regarding improper payments relating to the operations of KCell, a mobile operator in Kazakhstan and 51% subsidiary of Fintur Holdings B.V., in which we hold a 41.45% stake, while TeliaSonera holds the remainder. The allegations were discussed by Turkcell’s Board of Directors, which requested an independent investigation of the allegations made. TeliaSonera initiated an independent investigation as agreed by the Fintur Board. The Turkcell Board has been informed that to date such allegations have not been substantiated and the Fintur Board informs us that it has completed its own investigation. Since no assurance can be given that there will not be further requests for investigation, we remain vigilant on this matter.

The continuity and viability of our operations in these countries and their value in our financial statements may be affected by a number of factors, including political, economic or legal developments and changes to the telecommunications market. For instance, in Ukraine, there is a currency devaluation risk as the country has a large current account deficit and high external funding needs. Although downside economic risks have been reduced, macroeconomic stability is also still fragile in Belarus. The country remains vulnerable to global shocks which may trigger renewed weakness on the external account and BYR depreciation.

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

We are exposed to foreign exchange rate risks and risks relating to our cash balance management that could significantly affect our results of operation and financial position.

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Ukrainian Hryvnia, Belarusian Rubles and Azerbaijani Manat. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, while the revenues generated by our activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia, Belarusian Ruble, Azerbaijani Manat and Euro. Sudden increases in inflation or the devaluation of these currencies or other currencies in which we generate revenue, have had, and may continue to have, an adverse effect on our consolidated financial condition or liquidity. In the current economic environment and also considering the fragile economic conditions in Ukraine and Belarus, there is a possibility of devaluation. There are no tools to hedge foreign exchange rate risks effectively due to restricted and undeveloped financial markets in these countries.

Fluctuations between Turkish Lira, Ukrainian Hryvnia, Belarusian Rubles and Azerbaijani Manat, on the one hand, and U.S. Dollars and Euros, on the other, have had and may have an unfavorable impact on us. We may enter into derivative transactions to manage the risk; however, these transactions have a cost and do not fully cover all of our risks. As of December 31, 2012, our consolidated debt was $1,705.2 million and around 94% of this amount was in foreign currency. To mitigate foreign currency risk in group companies operating in Turkey we increased the local currency (TRY) borrowing weight in 2012 and we may increase it further in 2013.

When we translate our results of operations and financial position into U.S. Dollars for the purpose of preparing our financial statements that are expressed in U.S. Dollars, the dollar amounts will vary in accordance with applicable exchange rates. We do not hedge this so called “translation risk”.

Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing.

We continue to experience difficult macroeconomic, regulatory and competitive conditions in our markets that may reduce cash generated from operations, and we may continue to face increased capital needs to finance our technological and geographic expansion. These pressures have in the past reduced, and may continue to reduce, our liquidity. Reduced liquidity may lead to an increase in our borrowing requirements. Borrowing by Turkcell group companies exposes us to interest rate risk and possibly increases interest expense, obligates us to meet certain covenants and exposes us to financial risks if covenants are not satisfied or if additional financing is required, each of which could have a material adverse effect on our consolidated financial condition and results of operations. Furthermore, no assurance can be given that we will continue to have access to financing on terms that are satisfactory to us.

As of December 31, 2012, our consolidated debt was $1,705.2 million. $733.1 million of our debt portfolio consisted of financing obligations paying interest at fixed rates. The remainder of our debt portfolio pays interest at floating rates, which has been favorable in the current interest rate environment, but would expose us to increased costs if rates increase further.

In 2012, we closely monitored various hedging alternatives to hedge our interest rate risk with a minimum cost. In June 2011, we engaged in a forward start collar agreement for the half of our debt which is due in 2015 and exposed to interest rate risk. The collar hedges variable interest rate risk for the period between 2013 and 2015.

Some of the borrowing agreements entered into or guaranteed by Turkcell have financial covenants that the borrower is required to observe. Although we are not presently concerned with Turkcell’s ability to meet its financial covenants, no assurance can be given that the covenants in borrowings entered into or guaranteed by Turkcell will at all times be met. Furthermore some of our borrowing agreements contain cross default clauses under which a default by a group company could constitute an event of default under certain of our borrowings.

Some companies in our Group have defaulted, and may in the future default on their financial covenants and payment obligations. For example, since June 2011, Astelit has not met certain payment obligations, which were waived until February 1, 2012. Since that date, our Board of Directors has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations to its parent company, Euroasia Telecommunications Holdings BV (“Euroasia”) (55% owned by Turkcell) and Financell BV (100% owned by Turkcell) totaling $323 million and defaulted on its loan agreements (As of December 31, 2012, Astelit’s unmet obligations under its loans to Financell and Euroasia reached a total of $489 million).

As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $554 million (currently decreased to $304 million, following the Company’s $150 million guarantee payment and other principal payment) and waivers were obtained for the aforementioned loans before December 31, 2012. In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150 million to finance Astelit, also defaulted on its loan on March 30, 2012. As a guarantor, the Company paid $150 million to related banks on April 6, 2012. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above) currently totaling $304 million and waivers have also been obtained for the aforementioned loans.

There can be no assurance that we will not have to make similar payments in the future, which could adversely affect our business and results of operation. Furthermore, if Astelit cannot obtain new financing and if our Board or shareholders fail to achieve consensus on Astelit related issues, Astelit’s and our own financial results and condition would be adversely affected.

Limitations on spectrum as a scarce resource in mobile telecommunication systems, alleged health risks with BTS and dependence on suppliers for network equipment may adversely affect our ability to maintain operational excellence.

Spectrum limitations may adversely affect our ability to provide services to our subscribers.

The number of subscribers that can be accommodated on a mobile network is constrained by the limited amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure. We have 2x11 MHz of FDD spectrum in 900 MHz band for GSM and 2x20 MHz from 2100 MHz FDD band for UMTS services. The spectrum is a continuous range of frequencies within which the waves have certain specific characteristics. As our subscriber base and their demand for mobile services such as voice and data grow and we offer a greater number of services, we will require additional capacity. We may face overcapacity problems, which may in turn lead to deterioration in our network’s quality and may negatively impact our operational results.

In addition, if we fail to obtain additional frequencies, the competitive coverage advantage of our Company may be adversely impacted. In July 2011, the ICTA proposed to the Ministry of Transport, Maritime Affairs and Communications, on the subject of GSM frequencies to be permitted to serve 3G services and the spectrum award of 2x8.6 MHz E-GSM band to the operator that has less than 10 MHz spectrum in 900 MHz and 2x15 MHz of 1800 MHz to each operator that does not have the spectrum. The ICTA decision implies that only Avea will be eligible for the E-GSM auction, while Vodafone and Turkcell will be eligible for the 1800 auction, which may enable Avea to be the sole beneficiary of the E-GSM band. In that case, Avea would be able to begin UMTS900 services immediately from the E-GSM band, whereas Turkcell and Vodafone would only begin after extensive technical works regarding spectrum clearance are done. Consequently, the competitive coverage advantage of Turkcell may be adversely impacted.

Consistent with the nature of terminal technology development, traffic on the 2G network is expected to shift to the 3G network. However, 3G terminal penetration is the key factor in providing the expected shift in traffic from 2G to 3G. Penetration may stay low or our subscribers may choose to stay on the 2G network for reasons such as the 2G network’s lower battery power consumption. In addition, 3G coverage depends on the deployment of the 3G network, which will certainly take time to achieve, compared to the coverage level of the 2G network. As a result, Turkcell may have difficulties in releasing 900 MHz band for future technologies.

There are alleged health risks associated with our Base Transceiver Stations (“BTS”), as well as zoning limitations, which make it difficult to build BTS.

We are aware of allegations that there may be health risks associated with the effects of electromagnetic signals from BTS and from mobile handsets. While we believe that there is currently no substantiated link between exposure to electromagnetic signals at the level transmitted by our BTS and mobile handsets and long term damage to health, the actual or perceived health risks of mobile communications devices could adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in obtaining sites for base stations and exposure to potential liability. Furthermore, we may not be able to obtain insurance with respect to such liability on commercially reasonable terms.

In recent years, legal proceedings have been brought against mobile operators seeking the removal of base station sites for health reasons. In addition, the Turkish Supreme Court overruled the decisions of some local courts, finding that a base station in question could have negative effects on human health over the long term. If the number of those cases increases or if new regulations were to result, these could have a material adverse effect on our operations and financial results. Such legal proceedings may make it more difficult for us to establish and maintain such sites. Furthermore, there are conflicting and confusing reports in the media about the health effects of BTS. These reports have even caused local residents in certain regions to form large protests in strong objection to the BTS sites. Such obstacles have made it increasingly difficult to build new BTS sites and maintain our existing sites.

Furthermore, there are zoning limitations related to our BTS that require operators to obtain construction permits and certificates, which may be costly and may have an adverse effect on our operating results. Any difficulty in building BTS due to health concerns and our inability to obtain the required permission and certificates, may negatively impact the quality of our network, including our ability to expand and upgrade it, and affect our operational performance.

In addition, with the new Metropolitan law that was introduced in December 2012, municipalities have the right to regulate the choice of operators’ base station locations. Related regulatory actions in the future are likely to increase our costs and affect results of operations, in many cases, adversely.

We are dependent on certain suppliers for network equipment and for the provision of data and services. The failure of any of our suppliers to supply equipment to us, and at the level of quality we require, may have an adverse effect on our business and financial condition.

Like all operators, we purchase our mobile communications network equipment, from a limited number of major suppliers. There can be no assurance that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any current supplier for any reason, including that the technological requirements for our increasingly advanced infrastructure are too complex, is unable or unwilling to satisfy our demands. This could also affect our competitive position, if our suppliers stay behind technological developments compared to the suppliers of our competitors.

Adverse economic conditions have negatively affected and may continue to affect our domestic and international suppliers, leading to a contraction in their business, which in turn may lead to a decrease in the quality of the services that they render to us and adversely affect timely delivery of such services, negatively impacting our business and operations. In addition, our existing and new licence agreements or new regulations may require us to purchase network equipment from specified suppliers or bring certain specifications regarding our existing suppliers. Equipment from these suppliers may not always be compatible with our existing equipment or the supplier may fail to integrate it, and our employees may not be familiar with the technical specifications and maintenance requirements of equipment from these suppliers. Furthermore, if our suppliers fail to meet the requirements, we may end up violating the terms of our license agreements. These factors could also have a material adverse effect on our business and financial condition.

Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders have adversely impacted and may continue to impact decision-making on important matters. These ongoing disputes may lead to further regulatory or legal actions, and affect the ownership and control of our shares.

Our principal shareholders are Sonera Holding B.V. and Turkcell Holding A.S., which hold 13.07% (does not include additional shares totaling approximately 0.94% that TeliaSonera has informed us they own) and 51.00%, respectively, of Turkcell’s shares. Turkcell Holding A.S. is 52.91% owned by Cukurova Telecom Holdings Limited and 47.09% by Sonera Holding B.V. Cukurova Telecom Holdings Limited is 51% owned by Cukurova Finance International Limited and 49% by Alfa Telecom Turkey Limited. Additionally, according to public filings (a Schedule 13D filed in November 2009), Alfa Telecom and TeliaSonera entered into an agreement regarding a possible consolidation of their holdings in Turkcell in a new company. According to the information available to the general public, we understand that the agreement expired in May 2012. It should be noted, however, that the agreement contains provisions allowing its prolongation. Our Company is unable to assess if the agreement was indeed prolonged or not and cannot predict whether the parties will go forward with this consolidation or the form that it might take.

Disputes have from time to time arisen and are ongoing among our main shareholders. For example, Cukurova and Alfa have been involved in a long running dispute regarding, in summary, amounts due by Cukurova to Alfa and Alfa’s claim to take ownership of Cukurova’s indirect 13.8% interest in our Company in settlement of such amounts. Such disputes have effectively blocked shareholder decision-making on important corporate matters, and could have an adverse effect on the ability of our management to execute business decisions and take other actions. We cannot predict when and how these disputes will be resolved and whether our shareholders and Board will be able to achieve agreement on matters regarding the operation of our Company.

The shareholding structure and the ongoing disputes have adversely affected our company in a number of ways and present a number of risks, including in particular:

•

Our Articles of Association contain quorum and majority requirements, at various levels, for shareholder meetings and decisions. Failure to achieve a quorum or the required majority vote can block decisions that require shareholder approval. We have had difficulty convening shareholder meetings and numerous items submitted to our shareholders have not been approved, including the distribution of dividends, the release of directors for actions taken and the approval of financial statements for 2010 and 2011. In 2012, due to lack of quorum, the annual general assembly could not convene and none has been called yet in 2013.

•

A number of new corporate governance requirements have been enacted under Turkish regulations by the Capital Markets Board of Turkey (“the CMB”) on December 30, 2011 with mandatory effect from June 30, 2012. We were unable to comply with some of these requirements because of a lack of consensus among our main shareholders, including a requirement that one third of our Board members and all of our Audit Committee members be “independent”.

Under the new Capital Markets Law that entered into force on December 30, 2012, and related Communiqués, the CMB may, on its own initiative, act to cure non-compliance with corporate governance requirements. More generally, the CMB has the power to take action against the Company, our Board members and our main shareholders in respect of the various governance issues that have arisen.

Due to failure of our Company to comply with the new corporate governance requirements as of June 30, 2012, the CMB exercised this power with its resolution dated March 11, 2013 by removing three directors from our Board (one representative of each main shareholder) and directly appointing three new “independent” directors. Those members’ terms of office will last until the new appointments are made in accordance with the legislation. No assurance may be given regarding the effectiveness and strategy of our new Board, or regarding the impact of future CMB action on the overall company strategy, convening general assembly or the distribution of dividend.

In general, compliance with our home country governance rules is an important element of our compliance with the listing requirements of the New York Stock Exchange (“NYSE”). Failure to comply with such rules could jeopardize the continued listing and trading of our ADRs on the NYSE.

•

Under the new Turkish Commercial Code, the terms of the current members of the Board of Directors, excluding the ones appointed by the CMB, will expire on April 29, 2013, as they were each elected for three years. Under Turkish law, a board of directors may convene a general assembly although their term of office has expired within the specified deadlines as detailed in the CMB’s Communiqué dated April 6, 2013. If a general assembly cannot be called or if neither the Board nor the shareholders succeed in curing related non-compliance within the specified deadlines, the CMB can directly appoint the minimum number of Board members that meet independency criteria, until the new ones are duly elected, to achieve the necessary quorum and can amend the Articles of Association without general assembly approval (see “Item 16.G. “Corporate Governance”). No assurance may be given about the impact of this issue, any future CMB action or any future legal actions on our Company.

•

Under the new Turkish Commercial Code, an “independent auditor” for our Company should have been approved by the general assembly by March 31, 2013. This action has not yet been taken although our Board has agreed to present DRT Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (Deloitte) for approval of the general assembly. Since we were not able to comply with this requirement, an auditor may be appointed for us by court order upon request of any shareholder.

•

Our main shareholders, the Chairman of our Board of Directors and our Company have been involved in various lawsuits against each other relating to our governance, including a lawsuit initiated by TeliaSonera against our Chairman challenging his independence in March 2011 (to the best of our knowledge dismissed by the court), a lawsuit initiated by our Chairman against the Company contesting his release issue noted above (still pending) and a lawsuit initiated by Cukurova Holding A.S. seeking to annul the appointment of statutory auditors at our August 11, 2011 shareholders meeting (since dismissed by the court). No assurance can be given about the outcome of these and any future legal actions, and the effect that they will have on the relations between the parties and on our Company.

For so long as our main shareholders are in dispute and unable to achieve consensus, we are likely to continue to experience difficulties obtaining corporate decisions, including with respect to the matters discussed above, and we may have difficulty obtaining decisions regarding our business and operations. This situation may also lead to further regulatory and legal actions being taken in respect of our Company, the nature and effects of which we cannot predict. Ongoing disputes among the shareholders may affect the ownership and control of our shares, the demand for our shares and our ability to manage our business, and no assurance can be given that the interests of these shareholders will be aligned with those of our other shareholders.

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

We are heavily dependent on IT systems, suppliers of IT services and our IT employees for the continuity of our business and we are continually upgrading and converting our IT systems. Although we devote significant resources to the development and improvement of IT and of security, back up and continuity systems, we could still experience IT and network failures and outages due to system deficiencies, human error, deliberate actions such as unauthorized data transfers, breaches of information security policies, fraud, code breaking or hacking, terrorist or other destructive acts, natural disasters such as earthquakes and floods, unsuccessful migration to alternative or improved IT systems, or other factors. If we are not able to maintain adequate IT and network systems, or fully recover our IT and network systems in the event of an outage or disruption, the continuity of our operations could be affected, which could have a material adverse effect on our reputation, business, results of operations and we may also be subject to regulatory penalties.

2G and 3G networks are migrating towards IP technology to transport information. These networks open up the possibility for IP based services. However, once these services are introduced into the IP domain, the mobile network may be harmed by potential attacks. The threats on the mobile network can originate from external sources, such as public internet, or internal sources, such as terminals connected to our mobile network. Despite our efforts in taking security issues very seriously, we could encounter attacks on our infrastructure, which could have an effect on our operations.

Although we closely follow general technological trends in communications and technology, we may be unable to adapt to technological changes in the communications market which could result in higher capital expenditures and a greater possibility of commercial failure.

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

The operation of our business depends, in part, upon the successful deployment of continually evolving products and services, including for applications in industries other than telecommunications, such as mobile financial services, mobile health and mobile education solutions, authentication solutions and entertainment and community services. We are reliant upon third party providers to help us navigate risks relating to security, regulations and business in the industries where we do not traditionally compete. Changes in such industries may impair our partners’ business and/or negatively impact the content we are developing, such as for entertainment, which, in turn, could have a material adverse effect on our business and financial condition.

Our business, consolidated financial results and/or operational performance could be adversely affected unless we retain our key personnel, our partners and their employees.

Our performance depends, to a significant extent, on the abilities and continued service of our key personnel. Competition for qualified telecommunications and information technology personnel in Turkey is intense. In addition, we are dependent on our dealers and distributors, as well as their ecosystem and personnel, in the growth and maintenance of our customer base. The loss of the services or loyalty of key personnel could adversely affect our business and financial condition, as well as breaches of confidentiality regarding our customer, operation and business plan details, particularly if a number of such persons were to join a competitor.

We are involved in various claims and legal actions arising in the ordinary course of our business, which could have a material effect on our financial condition.

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

4.A History and Development of the Company

Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. Our principal shareholders are Sonera Holding B.V. and Turkcell Holding A.S., which hold 13.07% (does not include additional shares totaling approximately 0.94% that TeliaSonera has informed us they own) and 51.00%, respectively, of Turkcell’s shares. Turkcell Holding A.S. is 52.91% owned by Cukurova Telecom Holdings Limited and 47.09% by Sonera Holding B.V. Cukurova Telecom Holdings Limited is 51% owned by Cukurova Finance International Limited and 49% by Alfa Telecom Turkey Limited. The address of our principal office is Turkcell Iletisim Hizmetleri A.S., Turkcell Plaza, Mesrutiyet Caddesi, No. 71, 34430 Tepebasi, Istanbul, Turkey. Our telephone number is +90 (212) 313 10 00. Our website address is www.turkcell.com.tr. In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Istanbul Stock Exchange and our ADSs on NYSE.

We operate under a 25-year GSM license, which we were granted in April 1998 upon payment of an upfront license fee of $500 million. Under our license, we pay the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly treasury share equal to 15% of our gross revenue. Of such fee, 10% is paid to the Ministry of Transport, Maritime Affairs and Communications of Turkey (“Turkish Ministry”) for a universal service fund. We also operate under interconnection agreements with other operators that allow us to connect our networks with those operators to enable the transmission of calls to and from our GSM system.

In early 2009, we were granted the 20-year type A 3G license, which provides the widest frequency band, for a consideration of EUR 358 million (excluding VAT), and we signed the related 3G license agreement on April 30, 2009. The 3G license agreement has similar provisions to the aforementioned 2G license agreement.

In 2013, we won an auction held by the Ministry of Transport, Maritime Affairs and Communications related to universal service, which will require installing sufficient infrastructure to uncovered areas with a population of 500 or less.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2012, that number had grown to 69.2 million.

In 2012, we had total revenues of $5,865.8 million, our adjusted EBITDA totaled $1,808.4 million and we reported a net income attributable to the owners of Turkcell amounting to $1,158.8 million.

For the year ended December 31, 2012, we spent approximately $975.5 million on capital expenditures, compared to $866.0 million and $1,078.6 million in 2011 and 2010, respectively.

In addition to our operations in Turkey, we have various international operations. For more information, see “Item 4.B. Business Overview—International and Domestic Subsidiaries”.

4.B Business Overview

Based on operator announcements, we are the leading provider of mobile services in Turkey in terms of the number of subscribers, with 52% of the Turkish subscriber market as of December 31, 2012. We provide high-quality mobile voice, internet and other services over our mobile communications network and have developed the premier mobile brand in Turkey by differentiating ourselves from our competitors with our value offers, which include: superior and innovative technologies, more advantages, outstanding and extensive service quality, and being a leader in social responsibility. We maintain our strong position in the market due to our customer-oriented approach and our ability to provide quick and differentiated solutions to meet customers’ needs through lifestyle segments. We are in compliance with all of our license requirements in all material respects.

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

GSM networks have traditionally been used exclusively as personal voice communications networks. The mobile telecommunications industry has increasingly provided mobile data services and GSM as a technology platform that is suitable for data transmission. Currently, many advanced technology platforms are being developed to enable the provision of more sophisticated data services.

Today, most GSM operators offer the standard data service of 9.6 kilobits per second (“Kbps’), High Speed Circuit Switched Data (“HSCSD”) and General Packet Radio Service (“GPRS”), which provide network speeds of up to 57.6 Kbps and 160 Kbps, respectively, depending on radio network and mobile phone conditions. Enhanced Data rates for GSM Evolution (“EDGE”) and UMTS provide the means for making networks suitable for high-speed wireless data services. EDGE and UMTS platforms allow network speeds of up to 240 Kbps and 384 Kbps, respectively. By using new radio access technology, High Speed Downlink Packet Access (“HSDPA”) in UMTS networks, operators gain increased capacity and improved downlink speeds up to 14.4 megabits per second (“Mbps”). High Speed Packet Access Evolution (“HSPA+”) further enhances the mobile broadband experience and increases the voice and data capacity of HSPA. HSPA+ enhances mobile broadband with peak rates of 42 Mbps and more.

The Turkish Mobile Market

According to a TUIK announcement, the Turkish population is young, with an estimated median age of 30, which is lower than elsewhere in Western Europe, and the majority of the population lives in urban areas. In addition, there were 75.6 million people living in Turkey as of December 31, 2012.

Penetration level increased to 90% in 2012 (based on the ICTA’s announcement). There is good potential for growth opportunities in the Turkish mobile communications market in the areas of broadband and 3G services, as well as from Turkey’s youth segment due to the aforementioned demographics. According to the ICTA’s announcements, there are currently three mobile communication operators in Turkey—Turkcell, Vodafone and Avea—with a total of 67.7 million GSM lines as of December 31, 2012. Vodafone entered the Turkish GSM market by acquiring Telsim on May 24, 2006. Telsim, which had received a 25-year license at the same time as us and on what we believe to be identical terms, including the $500 million upfront license fee, had been put up for sale by the Savings Deposit Insurance Fund (“SDIF”) in August 2005. The auction for Telsim was held on December 13, 2005, with Vodafone submitting the winning bid of $4.55 billion. Avea is an operator majority-owned by Turk Telekom. Turk Telekom is 55% owned by Oger Telecom, a multinational GSM operator owned 35% by Saudi Telecom Company. In September 2006, Turk Telekom acquired Telecom Italia SpA’s shares of 40.6% in Avea for $500 million. Turk Telekom now holds 89.99% of the shares in Avea. The remaining 10.01% belongs to Is Bankasi.

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

As a leading communications and technology company, our goal is to continue organic growth while selectively seeking and evaluating new investment opportunities. Building on our strength in brand, people, infrastructure and scale, we have identified six strategic priorities in which we intend to pursue opportunities for profitable business growth:

•	Deliver superior customer experience;

•	Grow voice revenues;

•	Grow our mobile internet business;

•	Drive adoption of mobile services;

•	Drive operations excellence and productivity; and

•	Invest in future growth businesses.

New Lifestyle Segments & Services

New Lifestyle Segments

Through our increased focus on customers and new customer segments, all loyalty actions are designed in line with the targeted segments’ lifestyles, needs, priorities, and expectations.

The aims of the new segmentation are:

•	to increase the loyalty of current Turkcell customers;

•	to ensure behavioral and emotional brand loyalty; and

•	to ensure a seamless series of positive brand experiences throughout all customer touch points, as well as to attract new customers.

We focus on “new segments”, which are youth, professionals, households and premium segments with differentiated GSM and non-GSM offers, as well as campaigns and co-branded activities with selected companies from other sectors to create added values to targeted segments.

The youth segment management includes the loyalty program called “gnctrkcll” which is the largest youth club in Turkey, and ensures customer retention by presenting campaigns and advantages that fit the trends of young people. Gnctrkcll aims to reinforce Turkcell’s brand recognition as a young, dynamic, popular and intimate brand.

We diversified the offers and packages for our prepaid customers, which include monthly fee-based packages that include voice, SMS, MMS and data advantages. We launched such packages to increase the retention of prepaid subscribers and the revenue generated from them.

Services

We currently provide high quality mobile voice, broadband and other services to subscribers throughout Turkey. Subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract and receive monthly bills for services. Prepaid subscribers must purchase a starter pack, which consists of a simcard with airtime of TRY 5 or TRY 20, while the top-up cards can be purchased in amounts ranging from TRY 12 to TRY 180.

As of December 31, 2012, we had approximately 21.9 million prepaid subscribers and 13.2 million postpaid subscribers, compared to approximately 22.9 million prepaid subscribers and 11.7 million postpaid subscribers as of December 31, 2011.

Voice Services

Voice services are the main services that we provide to our customers. Voice services consist of high quality GSM services on a prepaid and postpaid basis. Throughout 2012, we simplified our tariff structure so that it is easy to use and can be tailored to our customers’ needs.

Mobile Broadband

We commercially launched 3G simultaneously in 81 province centers and major cities in Turkey at the end of July 2009 and reached 84.02% population coverage by December 31, 2012. There are approximately 25.4 million registered 3G subscribers and 11.1 million 3G-enabled handsets in our network.

A wide variety of data offers are made available as part of our voice and terminal bundled offers to increase 3G device penetration, create a unique terminal experience and enhance the mobile internet experience. Terminal offers contain a variety of 3G enabled terminal devices such as feature phones, smartphones, 3G modems, tablets, notebooks and netbooks.

Throughout 2012, we sustained our position as leader of handset offerings through our dealer channel and we delivered attractive campaigns with “top of the class” models of brands in high demand such as Apple, Nokia, Samsung and HTC.

Turkcell launched its first Turkcell-branded handset, T10, the affordable Android smartphone, to widen access to mobile internet in 2010. An updated version, T20, was launched in 2011. T11 and Turkcell Maxi Series were launched in 2012. Turkcell branded smartphones reached over 750,000 sales units in total as at the end of February 2013. Our Turkcell branded smartphones will continue to grow as we add new models. In February 2013, we also launched our own branded Turkcell Tablet, bringing dynamism to the tablet market with its thin and light design, as well as attractive performance with TV, music, and magazine content.

In addition to constant communication emphasizing 3G’s coverage, penetration and speed, and increasing smartphone penetration, aiming to increase mobile internet usage, Turkcell has launched many offers and applications.

Other Mobile Services

By providing a wide range of services, Turkcell enables users to remain connected wherever they are, via their mobile devices. From basic telecommunications services to social community services, Turkcell responds to the diverse needs of subscribers to help them connect to life.

Consumer Products and Services

Consumer Product Management is focused on developing and managing products and services to address the diverse needs of both consumers and corporate customers, thereby enriching their lives. Turkcell seeks to differentiate itself by providing innovative and pioneering solutions in collaboration with its strong solution providers and various partnerships. Consumer Product Management offers various products and services categorized under major concepts.

Credit Balance. The services in this category include: ‘Fatura Cepte’, ‘Kredi Transfer’ and ‘Odemeli Arama’. ‘Fatura Cepte’ informs subscribers about their bill payments and date via SMS. ‘Kredi Transfer’ enables our customers to transfer credit to their peers via SMS. ‘Odemeli Ara’ enables our customers to originate a call even when they have insufficient credit in their account.

Call Management. The services in this category include: ‘Kim Aramis’, which informs subscribers who is calling them and how many times when they are not connected to the network, and ‘Cep Acik’, which alerts subscribes when a number they were attempting to reach has been reconnected to the network.

Purchase. Turkcell mobile payment enables our subscribers to make their purchases and payments via SMS.

Security. The services in this category cover a wide range of areas, including children, automobile and personal security.

Information. We provide various information packages, including those relating to weather, astrology and health.

Socialization. We enable our customers to maintain continuous connections to worldwide social networks via services such as ‘Facebook SMS’, ‘Twitter SMS’ and other chat services.

Government. We co-operate with the government in an attempt to allow our subscribers to make government-related transactions via mobile. Our ‘Veli Bilgilendirme’ service was launched with the Ministry of Education and aims to provide parents with information on their children’s educational status such as exam results, dates and class attendance. ‘Adalet Bakanligi UYAP’ was launched with the Ministry of Justice and aims to provide information on justice and court issues.

Finance. The service in this category includes: ‘Turkcell Cuzdan’ (Turkcell Wallet), which provides a channel for subscribers with or without bank accounts to do financial transactions via their mobiles. The service allows our subscribers to top up, shop online, transfer money, pay bills and use coupons and NFC.

Entertainment. We provide a wide range of entertainment services including sport, music, game, TV and other visual services. Through its partnership with a major national TV provider, Turkcell provides a sports service, ‘GollerCepte’, allowing subscribers to instantly send videos of the goals made by their favorite football teams. With Turkcell Music service (turkcellmuzik.com), Turkcell provides its customers with the possibility of accessing music anytime and anywhere, into a rich experience with multi-user web, wap and mobile applications (iPhone/iPad and Android). Additionally, we provide interactive games, TV packages and other visual services to enrich our customers’ lives.

Mobile Applications

As of December 31, 2012, Turkcell has 33 Turkcell-branded mobile applications that have been developed in-house. Turkcell T-Market is a localized application store for users to download both free and paid mobile applications to their supported handsets. It enables people to download more than 5,000 applications including Turkcell-branded applications and third party applications such as news, games, sports, health and fun. Turkcell-branded applications such as Turkcell Pusula, GollerCepte, Muzik and Yol Bilgisi were downloaded over 3.5 million times in 2012. Twenty-seven million applications were downloaded from Turkcell T Market in 2012. Customers do not pay any connection fee while visiting Turkcell T Market and downloading applications.

Mobile Marketing Business

Turkcell utilizes mobile marketing and advertising channels to create additional value for its customers. This value is ensured by its huge opt-in database, a variety of products and channels, and high response rates in comparison to traditional media.

Turkcell currently has one of the largest opt-in databases in Europe, both in terms of the number of subscribers and the diversity of data available, geared towards mobile marketing and advertising activities, and integrated with more than 10 advertising channels. Through this permission database, advertisers can concentrate on their target market, segment their target groups and send specific messages to their recent and potential customers via different advertising channels including SMS, MMS, Video, IVR, Service Booster, E-Mail and Wappush.

Corporate Products and Services

Corporate Product Management provides corporate customers with a competitive advantage by providing non-core industrial solutions, thereby delivering a new category of revenue sets for customers. Spanning from frozen food chains to farming, many types of solutions are available to streamline customer processes and provide operational efficiency, new revenue streaming channels and better consumer reach and experience.

Turkcell Partner Services

The Turkcell Partner Ecosystem, which expands across international markets such as Ukraine, the United Kingdom, United Arab Emirates and China, comprises more than 200 registered business partners functioning as application service providers, content providers, service provider system integrators, independent service vendors, and OEM business partners, as well as many other establishments or individuals, which have the potential to develop innovative mobile services and products. In its broadest sense, Turkcell Partner Program is a versatile business, including a toolset used by this Ecosystem to define, regulate and operate partnership schemes and business models.

Since 2002, Turkcell has been developing new products and services with its partners. Since 2004, these partnerships have been executed through the Turkcell Partner Program. More than 5,000 partner applications exist in T-Market as of 2012. Turkcell Partner Ecosystem comprises a business network of over 10,000 professionals recruited by our partners and their distribution channels.

Turkcellpartner.com serves as a primary digital communication channel for the Turkcell Partner Program and comprises various interactive components: portal, blog, wiki, newsletters, RSS, and social media feeds. The portal also acts as a virtual professional networking platform, wherein partners and individual professionals can expose their skill sets and areas of interest, follow and message each other, and blog about the trends of mobile technologies.

Turkcell Smart Enablers Services

Turkcell Smart Enablers (“Turkcell Akilli Yetenekler”) is a network of mobile-based and innovative technological services that offers companies the opportunity to know their customers better, reach the right customer in the right place, and increase security measures. These services are provided via a web service that is easy to integrate into companies’ own systems. Fifteen services have been launched within this service group.

Authentication Services

Mobile Signature, which was launched in February 2007, enables mobile subscribers to sign electronic documents and transactions with a legally accepted digital signature using GSM SIM cards. Mobile signature subscribers can easily verify their personal identity in a digital environment and complete transactions remotely, without needing to be physically present. There are currently 70 application providers in the market, representing industries as diverse as banking, e-government, insurance, healthcare and e-commerce. With Turkish companies and government agencies offering more and more online services at all times, there is a growing need for customers to have secure ways to authenticate themselves in order to use these services. New regulations also encourage people to use electronic signature solutions and in some cases, make use of the electronic signature mandatory.

One Time Password is widely used by corporate customers for two level authentication controls on transactions. The service allows corporate customers to send a single use password via SMS to consumers when providing authentication on transactions. It is widely used for online banking processes and login transactions.

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

By using Turkcell Smart Enablers Nearest Where service, customers who visit a company’s website from their mobile phones can learn about the closest ATMs, stores, campaigns and technical services from their location with a single click or an SMS.

Machine to Machine (“M2M”) Communications

Since 2009, Turkcell has focused on its M2M business, whose principal markets in Turkey are car telematics, team tracking, fleet management, POS terminals, security alarms, smart metering, mobile health management, smart agriculture and sales force automation applications. Turkcell launched Turkey’s first M2M Platform in March 2012. With the M2M Platform, customers can manage their devices more effectively. As of December 31, 2012, the number of M2M subscribers reached 1.1 million.

Turkcell’s Smart Fleet offers logistics companies new opportunities in many aspects of their work, ensuring increased productivity. Also, the system greatly contributes to the environment by preventing wasteful fuel consumption.

Turkcell also offers telemetry solutions to its corporate customers. In partnership with specialized third parties, Turkcell telemetry solutions allow customers to remotely access and collect metering data without utilizing a field force. Some examples of where telemetry services may be used include alarm systems, gauge metering, reactive energy, transformer stations, pipeline metering controls, and meteorology stations, among others.

Turkcell Smart Health Solution effectively enables patients with chronic diseases, such as diabetes, hypertension, asthma and heart arrhythmia, to automatically record and send their test results to hospitals in a secure way, providing a reliable remote healthcare monitoring solution. This project was developed in collaboration with Istanbul University.

New Technology Businesses

We are looking beyond our current value-added offerings and focusing our efforts on continuously developing innovative products, services and solutions to meet our consumer and corporate customer needs and expectations. We have built a strong innovation partner network consisting of both internal and external innovation resources to provide advanced customer experience with unique value propositions delivered through cutting-edge technology. We are connected to leading global innovation hubs, such as Silicon Valley and Boston in the U.S. and the Far East, to closely follow global market trends and identify new business opportunities. We also have a strong local partner ecosystem. We are partnering with various adjacent industry players and startup companies in verticals such as Finance, Media and Travel to launch competitive offerings and build new businesses that will both differentiate us in the marketplace and contribute to our growth.

Turkcell Mobile Payment

Turkcell Mobil Odeme is a SMS-based operator billing service, which was launched in 2009. In 2012, more than 1.9 million subscribers paid over TRY 87 million via Turkcell Mobile Payment for online gaming, social networks, membership payments, ticketing, digital and physical goods/services.

After introducing two new mobile financial services in 2011, Turkcell formed a new strategy in order to increase the penetration of financial services and launched Turkcell Wallet in October 2012. Turkcell combined its NFC-based mobile wallet service Cep-T Cuzdan and its SIM banking platform Cep-T Para under a single platform (Turkcell Wallet).

Turkcell Wallet has all the functions of the existing Cep-T Para and Cep-T Cuzdan services; however, it also has new features, including remote payment, data package purchase and offers and coupons. Turkcell aims to meet the basic financial needs of its customers, including those who do not have bank accounts.

The basic principle behind the service, which operates in co-operation with Mastercard, is to link debit, credit or prepaid card numbers with the customer’s GSM number, so that customers can use their GSM numbers in order to make financial transactions with their cards.

The features of Turkcell Wallet include:

•

simple, secure, and fast payment using a mobile, such as e-commerce payments (by simply using a mobile phone number during online shopping with participating websites through cards on Turkcell Wallet), contactless payment (via NFC-enabled handsets at contactless acceptance points), face-to-face payments (it will soon be possible for customers to simply enter mobile phone numbers on a POS device at participating stores to complete payments through cards on Turkcell Wallet);

•

mobile banking, such as money transfers (enabling cash transfers to any person’s mobile number 24/7 without requiring a bank account), air-time top-up to any Turkcell prepaid account within seconds, purchasing package options (easy purchase of voice, SMS, data or bundle packages), utility payments (it will soon be possible to pay Turkcell invoices, utility bills and those of other participating institutions); and

•

mobile loyalty program, such as offers and coupons (the offers tailored to the personal needs and location-based services of various shopping and daily offer websites can be viewed and purchased simultaneously).

Turkcell Wallet is a platform open to all banks operating in Turkey. The customers of these banks can benefit from Turkcell Wallet with their existing bank or credit cards, while other Turkcell customers can start using Turkcell Wallet with prepaid card solutions presented by Turkcell in cooperation with Akbank and Garanti. Since January 2013, five major Turkish banks have participated in Turkcell Wallet (Akbank, Denizbank, Garanti Bank, Is Bank and Yapi Kredi) with varying levels of integration; some of the banks support the NFC-function, while others support NFC, as well as other functions. We expect more banks to join the Turkcell Wallet platform in 2013.

As of February 2013, Turkcell Wallet has almost 1.2 million customers: 425 thousand of these customers had activated their wallet by linking at least one card. Fifty of the top 100 e-commerce merchants in Turkey accept payment with Turkcell Wallet, and each day thousands of financial transactions are processed using Turkcell Wallet.

Digital Media Services

TV & Video Services

By streaming technology at 3G speed, Turkcell introduced MobilTV service in 2009 which enabled Turkcell subscribers to watch live television channels and on-demand video content on their mobile phones.

On April 18, 2012, Turkcell re-launched MobilTV service and introduced Turkcell TV with an enhanced multiscreen “personal” user experience and a rich content library. With Turkcell TV, Turkcell and Turkcell Superonline, subscribers can access all of the content from their phones, tablets, computers and connected TVs with both 3G and broadband internet connections. Turkcell TV also introduced an on-demand content library, which includes a large selection of movies, popular TV series and programs. Turkcell TV allows users to watch 57 live channels, combining the experience on their phones, tablets, computers and connected TVs. Subscribers also enjoy social connectivity, sharing, personalization and content discovery in real time with Facebook and Twitter integration. With the social TV feature, subscribers can share what they watch, as well as their thoughts on a particular program or film. They can also pause the program or film they are watching and continue watching from the same moment that they paused using another device.

Turkcell Dergilik & Turkcell Kitaplik

Turkcell Dergilik (Turkcell Magazine Kiosk) is an application that gives users free access to the highest quality magazines published in Turkey on their iOS/Android tablets and smartphones. The magazines available through the Dergilik application are enriched with additional videos, photographs and music and provide a unique experience to users with 3D animations. The application allows users to access both the current and past issues of magazines, providing its users with diverse content. The “Text Only” feature available on iPhone and Android smartphones allows for comfortable reading on a small screen. We have registered 168 thousand users on the Turkcell Dergilik platform since its launch and over 1 million magazines were downloaded in 2012.

Turkcell Kitaplik is an e-book platform that has over 4,000 e-books. After choosing and purchasing e-books from the Turkcell Kitaplik website, users may immediately begin reading using Turkcell Kitaplik iOS/Android applications. Users can synchronize the last page they have read across their Turkcell Kitaplik applications so they can continue where they left off and can also access their bookmarks or notes. In addition, users can share e-book titles on social media with friends. We have registered 20 thousand users on the Turkcell Kitaplik platform since its launch and over 55 thousand e-books were downloaded in 2012.

Internet Ventures

Bavul.com is an internet-based flight, bus ticket and hotel search site. In addition to the website, www.bavul.com has Android, iPhone and Java applications. Users can search all airline tickets and over 100,000 hotels on bavul.com. They can search, filter, book or purchase tickets via bavul.com. Bavul.com users are always informed with SMS service about the weather, local time and exchange rates of their arrival destinations. Users can easily find all the information they need about a specific city, such as must-see places, where to shop, and where to visit. We have over 220 thousand registered users on www.bavul.com and its applications were downloaded over 607 thousand times in 2012.

Turkcell Group company Fizy.com is another example of our internet focus. Fizy is the most popular online music search engine in Turkey with over 25 million unique visitors annually. The site enables users to search and stream from a large music library, create playlists and enjoy several recommendation services such as artist radios, online radio stations, and mixes both on web and mobile platforms. Fizy was designated by Mashable Awards as the best music search engine in 2011.

Innovation Channels & Entrepreneurship

Turkcell uses internal and external innovation channels to develop new products, services and business areas. To further strengthen our partner ecosystem that we have been developing since 2002, we tap into the entrepreneurial community. We have been investing in the local entrepreneurial community, partnering with key stakeholders such as entrepreneurs, angel investors, institutional investors, universities, technopolises, business incubation and acceleration centers and non-governmental organizations as well as public institutions. We have built local and international innovation networks with key innovation hubs in the U.S., Europe and the Far East, to be connected to innovation resources. We are now one of the main local stakeholders for organizations such as Endeavor and the U.S. State Department-lead Global Entrepreneurship Program (GEP). Turkcell has been differentiating itself from competitors with its sustainable focus on innovation and entrepreneurship through its continuous support of initiatives such as acceleration program partnerships, business plan competitions, and events like the Global Entrepreneurship Weekend, university roadshows, seminars and many others.

Other Services

International Roaming

Our coverage extends to many countries in the world. As of December 31, 2012, we have further enhanced our position as the leading mobile operator of international roaming services by expanding our partnership in 205 destinations throughout the world, pursuant to commercial roaming agreements with 678 operators.

Since July 2002, we have provided roaming services for prepaid subscribers of foreign mobile operators visiting Turkey. We were the first operator to provide such a service in Turkey. This service, called Passive Customized Applications for Mobile Network Enhanced Logic (“passive CAMEL”), can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2012, we offered prepaid roaming to the prepaid subscribers of 305 operators in 125 destinations.

Since October 2004, we have offered roaming services for Turkcell prepaid subscribers traveling abroad. This service, called Active Customized Applications for Mobile Network Enhanced Logic (“active CAMEL”), can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2012, we offered prepaid roaming to Turkcell prepaid subscribers through 355 operators in 144 destinations.

Since October 2002, we have offered GPRS roaming. As of December 31, 2012, we allowed our subscribers to access the internet and reach their email accounts while traveling, through 522 GPRS roaming partners across 171 destinations.

In order to balance international SMS traffic, we began signing international SMS Interworking Agreements with other mobile operators in April 2002 and as of December 31, 2012, we had signed 152 International SMS Interworking Agreements. As of December 31, 2012, our subscribers can send SMS to more than 678 mobile operators located in 205 destinations, including North America and China.

Since December 2005, our subscribers have been able to send and receive MMS to and from subscribers of foreign operators. As of December 31, 2012, our subscribers were able to send MMS to 147 mobile operators in 76 destinations.

On July 30, 2009, we became the first operator to launch 3G Roaming services in many different locations around the world. As of December 31, 2012, our subscribers enjoyed high speed mobile internet connections with 314 operators in 128 destinations.

We have entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan, Libya and Syria. These arrangements have been entered into in the ordinary course of business and on arm’s-length terms that we believe to be in line with industry standards. Under the roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totaled less than $3 million and our net expense for our subscribers roaming on the networks of operators in the listed countries was less than $2 million. In financial terms, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan, Libya and Syria are material.

Tariffs

Our charges for voice, messaging and data consist of monthly fees, usage prices, bundles and volume discount schemes and options under various tariff schemes. Our license agreement regulates our tariffs for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the ICTA sets the initial maximum tariffs in Turkish Lira and U.S. Dollars. Thereafter, our license agreement provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs. For the maximum tariffs established in Turkish Lira, the formula is: the Turkish Consumer Price Index announced by the Ministry of

Industry and Trade for Turkey minus 3% of the Turkish Consumer Price Index announced by the Ministry of Industry and Trade. For the maximum tariffs established in U.S. Dollars, the same method is applied to the USA Consumer Price All Item Index Numbers.

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

Main Tariffs

We have segmented tariffs plans that target specific subscriber groups. In the postpaid segment, pay as you go tariffs offer flat and on-net (Turkcell subscriber to Turkcell subscriber) usage advantages. The packages include minutes for flat, on-net and fixed line calls, intra-company calls or all national directions. Packages are widely preferred by our customers. In the prepaid segment, the main tariffs offering advantageous prices that are based on a refill amount are “Super Tariff” and “Youth Tariff”. In addition, we provide fee-based optional minute packages/TRY cards for calls to PSTN (Public Switched Telephone Network) and other mobile operators.

With the introduction of our new tariff structure in the first quarter of 2012, we have all inclusive, flat and individual packages at different price levels and we offer yearly discounted and fixed price versions of our postpaid price plans to acquire new customers and to retain our current customer base.

Consumer Data and Terminal Offers

We have different tariff bundled terminal offers in which minutes, SMS and data services can be bundled with handsets, which could lead to the use of 3G services and mobile internet.

We also have many mobile Internet data bundled offers based on different customer needs according to their usage patterns, such as lifestyle segments, data amount, usage hours, and seasonal usage. Examples include shared data packages, throttling data packages, short-term contracted Vinn (dongle) offers, Kamu Vinn, Need-based Vinn offers, monthly Facebook, and Twitter packages.

Corporate Tariffs and Loyalty Programs

We offer a variety of voice packages to our corporate customers to meet their communication needs. These packages include company, on-net and/or flat minutes. We also offer bundled versions of these packages including data and flat SMS.

For small and micro businesses, we have dedicated voice and non-voice offers and provide different benefits for craftsmen, sole traders and professionals such as doctors and lawyers.

We also address and provide solutions to our corporate customers’ different telecommunication needs with the Total Telecom Solutions Provider (“TTSP”) approach. We collaborate with our subsidiary, Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), to serve TTSP products like data center, cloud, VOIP, MPLS/VPN, mobile and fixed bundle offers to our customers from a single source.

We launched our B2B (business to business) loyalty program, IsteKazan, in March 2010, for Turkcell corporate customers. IsteKazan is the first loyalty program focused on the B2B segment, where we have worked with more than 40 different brands around the country.

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

Roaming Tariffs

Turkcell intends to provide advantageous price schemes to its customers when they are abroad. With a customer-oriented focus, Turkcell offers a flat fee for roaming usage, dividing the world into zones, known as the “Turkcell World Tariff”. Whenever our subscribers go abroad, regardless of their domestic tariff, they are subject to the Turkcell World Tariff for their roaming usage. Additionally, Turkcell enables its customers to connect to loved ones with advantageous voice, internet and SMS packages and campaigns.

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

Despite the intense competition in the market, we managed to decrease the churn rate to 27.1% in 2012 with effective retention and churn campaigns. We have what we believe to be an adequate allowance for doubtful receivables in our consolidated financial statements for non-payments and disconnections amounting to $392.9 million and $327.4 million as of December 31, 2012 and 2011, respectively.

Seasonality

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage has positively influenced our results in the second and third quarters of the fiscal year and negatively influenced our results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the ICTA’s intervention in our tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality from our customers’ mobile communications usage has decreased. Local and religious holidays in Turkey have also generally affected our operational results.

Mobile Network

Coverage

Statements regarding our 2G coverage are based on the ICTA’s specifications as well as TUIK’s announcements regarding the population, and statements regarding our 3G coverage are based on the ICTA’s 3G coverage calculation specifications issued on April 25, 2012. Our mobile communications network is designed to provide high-quality coverage to the majority of Turkey’s population throughout the areas in which they live, work and travel. As of December 31, 2012, Turkcell covered 88.35% of Turkey and 99.17% of its population, including 100% of cities with a population of 1,000 or more. Coverage also includes a substantial part of the Mediterranean and Aegean coastline and during 2012, we enhanced coverage in low populated areas (populations of less than 1,000 people) as well. We have significantly exceeded the minimum coverage requirements of our license.

We have also expanded our mobile communications network to add capacity to existing service areas and to offer service to new areas, including the improvement of existing urban, suburban and intercity road coverage. During 2013, we will continue to expand our coverage in settlements with a population of 500 or more, intercity roads and railways, in addition to further enhancing coverage and capacity in populated areas. During 2013, Turkcell will also start to provide coverage to 1,799 settlements of populations of less than 500 (total population is 258,000) within the scope of the Ministry of Transport, Maritime Affairs and Communications’ Rural Coverage Project as part of universal services.

We commercially launched 3G simultaneously in 81 province centers and major cities in Turkey in July 2009. As of December 31, 2012, we had covered 84.02% of Turkey’s population and more than 99.5% of all Metropolitan Municipalities Population. With the advantage of higher quality communications provided by the widest spectrum in 3G, Turkcell will continue to offer seamless communications services to its customers with by far the most extensive coverage amongst its peers.

Quality of Service

The ICTA published a “Regulation on Quality of Service in the Electronic Communication Sector” on September 12, 2010, to be effective as of December 31, 2012 (see “—Regulation of the Turkish Telecommunications Industry” for further details). Turkcell Network is currently above the standards set by the statement. As usual, “Call Drop” was one of the major Quality of Service figures that we focused on during 2012.

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

Network Evolution

Access Network

In 2012, we continued to develop and improve the quality and capacity of our network. In urban areas, we increased coverage and capacity by placing network infrastructure in commercial sites such as shopping malls, business complexes and entertainment centers. We began using Pico BTS solutions to further enhance our coverage at some places where signal penetration problems may exist due to thick concrete walls, coated glass windows, basement floors, etc. We also focused on Special Distributed Antenna Solutions and Customization of parameter settings in major stadiums to maximize the capacity of our 2G/3G Access Network and further enhance the customer experience. We believe that we have sufficient bandwidth to serve our current and projected short-term subscriber base and that we currently meet the capacity requirements of both our 2G and 3G licenses. Starting from 2009, we have created 3G/HSPA+ coverage to support 3G multimedia services and fast throughput for mobile data traffic, while achieving greater network capacity through improved spectral efficiency.

We have achieved a speed of 43.2 Mbps in 3G through dual carrier technology across the whole country. We have also implemented EDGE technology in our entire network, as EDGE is a complementary technology to UMTS. EDGE is an evolution of the GSM technology which allows consumers to use cellular handsets, PC cards and other wireless devices at faster data rates up to 300 Kbps, three times the data capacity of GSM/GPRS. Today, all of our base stations are supporting EDGE technology. To enhance our 2G network capacity where congestion is a possibility, we intend to construct additional network sub-infrastructure, or implement technological advances that will permit bandwidths to be used more efficiently.

Transmission Network

Turkcell is one of the first operators in Turkey to start deploying IP technologies throughout its network. We are not only expanding our 3G network as IP but also migrating legacy GSM sites to IP through the deployment of Abis over IP technologies. Thus, we currently have an All-IP Mobile Backhaul of more than 17,000 BTS and Node-Bs that provides resiliency, ease of operation and operational expense advantages. In addition to this, we have also invested in topology redundancy projects thanks to IP/MPLS backhaul for better service availability. Backhaul bandwidth capacity increased for hot spot cell sites for 42 Mbps dual-carrier applications and Microwave R/L network modernization for Native Ethernet and Adaptive Modulation support to increase availability and reduce outages due to severe rain conditions. Usage of Fiber connectivity is moving deeper from High RAN aggregation points towards Low RAN aggregation points. Also Fiber to the Site applications have been started for LTE readiness of sites with very high traffic. Application of xDSL technologies and solutions are also preferred for small cell sites that are not suitable for microwave access.

Core Network

The whole Turkcell Core Network is currently composed of new layered structure Next Generation Network (“NGN”) nodes. By using MIP structure, we get (i) full redundant MSC-Ss, (ii) redundant physical interfaces to MGWs, (iii) CAPEX efficiency, and (iv) improvement in radio network KPIs.

In 2012, new SGSN/GGSN equipment came into service in four additional Operation and Maintenance Centers (OMCs), after the PCRF (Policy and Charging Rules Function) was implemented as an intelligent central GPRS node by the end of 2011. Safe Internet service was introduced via PCRF. Another PCRF service called Webforward (Redirection) was provided to Turkcell subscribers in 2012 for Bill Shock Prevention. Gy Online Charging (Gy) was another important project for the Turkcell GPRS Network. The GPRS network has gained a 3GPP Standard Online Charging structure with Gy. Gy has brought advantages such as more flexibility in GPRS charging, real time charging for postpaid and corporate subscribers, service-based charging capabilities, and an increased variety in GPRS tariffs and campaigns. Additionally, due to global IPv4 address exhaustion, NAT44 technology was applied in 4 GPRS sites to improve the IPv4 address exhaustion, and NAT44 technology was applied in 4 GPRS sites to improve the IPv4 resource efficiency and service continuity.

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

We have regional operation units with qualified Turkcell staff that operate and maintain our network in 16 main regions. In addition, the Turkcell Network Control Center located in Istanbul monitors our entire network 24 hours a day, 365 days a year, and ensures that necessary maintenance is performed in response to any problems.

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

Business Continuity Management (“BCM”)

In 2000, we launched our Business Continuity Plan (“BCP”) that encompassed Technical Operations and designated Ankara Plaza the Business Recovery Center. In 2004, the BCP was widened to cover all of Turkcell’s business functions and renamed BCM. Its implementation was completed in 2005 and BCM was adopted as a full-time function.

The effectiveness of the BCM plans is practiced with scenarios that include mission-critical processes, services, and building evacuations. In 2012, 44 practices were executed and nearly 4,000 people were involved in the practices.

Evaluating scenarios that may affect our operations, the purpose of BCM is to prevent or overcome these situations; to develop continuity and crisis scenarios; to make sure business continuity planning continues and all key function staff are trained; and to raise awareness and understanding of business continuity.

To this end, we established a Crisis Management Team, a Business Continuity Team and several Emergency Response Teams. The Crisis Management Team is comprised of senior management who are responsible for managing all facets of the potential crisis. The Business Continuity Team and Emergency Response Teams are located at the Business Recovery Centers in Ankara and Istanbul as well as in several other locations throughout Turkey, including Izmir and Adana. If necessary, these regions are ready to aid and assist various teams in 16 other regions. In the event that Turkcell’s operations are interrupted, in accordance with the area in which the crisis offers, a chain alert call convenes the teams.

Turkcell’s BCM will be able to cover the majority of Turkcell’s operations through potential environmental events and natural disasters.

Sales and Marketing

We design our sales and marketing strategy around subscriber needs and expectations. We try to ensure the loyalty of our subscribers by providing offers, campaigns and our advanced Service Delivery Platforms.

Turkcell Sales Efforts

Our nationwide distribution channel is an important asset that helps us differentiate ourselves from our competitors and achieve our sales targets. Our strong and extensive distribution network consists of distributors, Turkcell Distribution Centers (“TDC”), Corporate Solution Centers, non-exclusive dealers, Turkcell Communication Centers (“TIMs”), Turkcell Stores and Consumer Electronic Chains, as well as points of sale for scratch cards and prepaid airtime, including digital channels, ATMs, POSs, web, call centers, supermarkets, gas stations and kiosks. We sell postpaid and prepaid services to subscribers through our distribution network. The number of exclusive and non-exclusive dealers totaled approximately 17,000 sales points as of December 31, 2012.

Our exclusive retail network consists of powerful retail dealers with good locations, modern designs and superior after-sales service. TIMs lead the market with their user friendly atmosphere, new products and services and dedicated employees. In 2009, TIMs were relaunched with the motto “We aim to ease your life with technology” in order to enhance our customer service oriented image under the “TIM” brand. As of December 31, 2012, Turkcell had 1,225 exclusive sales points. Every year, 18 million customers are served by our specialized sales force, which consists of 8,600 people in TIMs. In addition, the four flagship Turkcell Stores—fully operated by Turkcell—continue to enhance Turkcell’s brand image in the retail world by providing what we believe to be the best customer experience and introducing top-of-the-line new products and services to our customers. Moreover, we have 330 Technology Specialists in TIMs who coach the entire sales force, help customers experience technology and spread the latest technological information.

Our non-exclusive dealer network provides us with a high penetration of Turkcell products and services in Turkey. Our 44 TDCs are aimed at enhancing our distribution effectiveness in the non-exclusive channel and ensure the timely and efficient distribution of Turkcell products and merchandising materials. They also facilitate the Turkcell brand and offer awareness in this competitive channel.

Our alternative sales channels provide targeted and 24/7 sales assistance for existing and potential customers. The Turkcell online store (www.turkcellmagaza.com) is the first and only e-commerce store in Turkey which belongs to a mobile network operator and that has the capability to offer contracted terminal sales.

In total, we have more than 98,000 sales points for prepaid airtime including digital channels, ATMs, POSs, kiosks, Call Centers, internet, WAP, retail chains, SMS, Digital TV and USSD.

All dealers are compensated based on the number of new subscribers who they sign up and the level of such subscribers’ usage, as well as additional incentives based on their performance.

Sales Management develop strong relationships with and promote brand loyalty among dealers through a variety of support and incentive programs. Training programs aim to educate dealers’ personnel on the technical aspects of our products and services, as well as sales techniques to increase sales and enhance customer relations. The technological development projects commenced in 2007, and coupled with merchandising services, point-of-purchase (“POP”) materials and channel specific campaigns, help to support the sales efforts in all of our sales channels.

We address strategic enterprises, large enterprises and medium businesses through three channels, which are account managers and small businesses with indirect sales channels, corporate focused dealer organizations and Telesales operations. With the objective of coordinating all sales processes, working closely with more customers and improving effectiveness and efficiency, corporate customers are managed directly by these sales channels. The main aim of this activity is to provide mobile services to large and medium enterprises and SMBs in order to meet their communication requirements and also to support these solutions with retention and acquisition programs and tariffs. We work closely with solution partners and application providers to integrate mobility into companies’ operations through tailor-made total solutions packages.

Advertising

We have continued to bring innovations in the mobile communications world to Turkey, and thus, we believe we have improved the lives of our subscribers with time-saving solutions and products that ease and enrich their lives.

Our goal is to become the strongest brand in Turkey. Being one of Turkey’s most beloved brands, we are helping our customers share anything anywhere at anytime by providing them with innovative technology solutions. Having tailored our communications strategy to the concept of “Life is beautiful when shared” at the end of 2011, we reinforced this concept in 2012 with our value offers: superior coverage, 3G speed and mobile technologies, more advantages, outstanding and extensive service quality, and leadership in social responsibility. With our renewed vision, we lend our power to our customers by enabling them to be more connected to life with simple communications solutions ready at their fingertips.

In 2012, we adopted and promoted our new brand strategy in order to create a more powerful Turkcell brand. All product and service communications are aligned with the main Turkcell strategy. Turkcell group companies’ branding principles were also reviewed in order to build a clearer link with Turkcell and to create a more powerful, unified Turkcell brand. Turkcell brand communications continued to be harmonized in different forms of media, such as television, internet, outdoor events, etc., in order to deliver more consistent messages. In 2013, our goal is to have the highest level of brand awareness and to maintain our image as the leader among competitors, as we did in 2011 and 2012.

Customer Services

The key part of our strategy is to provide basic and premium services by thinking and acting in a customer-focused manner. Our goal is to sustain a continuous relationship with the customer through customer satisfaction. We aim to achieve operational excellence throughout all customer touch points by continuously improving processes and services. We design our processes and service structure based on customers’ opinions of their own experiences.

We mainly work with two companies, Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”) and Hobim Bilgi Islem Hizmetleri A.S. (“Hobim”). Hobim handles printing services of scratch cards and invoices as well as archives subscription documents for us. Turkcell Global Bilgi offers 24 hours-a-day, 7 days-a-week contact center services at several sites and manages more than 200 million contracts annually. Turkcell’s customer service strategies for contact centers are implemented by Turkcell Global Bilgi and we ensure that customer services and customer satisfaction programs, which are also provided by Turkcell Global Bilgi, are executed in line with Turkcell’s strategies. Turkcell Global Bilgi’s success has been verified by a number of domestic and international awards in 2012. Among these were “The Gold Medal winner for Best Outsourcing Partnership” both in the world and the EMEA region and “The Silver Medal for Best use of

Self-service Technology” both in the world and the EMEA region at the 2012 Top Ranking Performance Awards of ContactCenterWorld.com, which is the largest international organization in the contact center industry. With regard to Turkcell’s customer satisfaction, we are proud to say that we received “The Customer Satisfaction Sustainability Award” at the National Quality Awards organized by the Turkish Quality Association (“KalDer”) for sustaining our number one ranking in the Turkish Customer Satisfaction Index for the past 6 years.

We also offer customer service at face-to-face centers. Our centers are established all around Turkey in order to meet our customers’ technological needs and demands.

Furthermore, meeting the service needs of our customers online is crucial for us. We have a self-service application for customer service called Online Islemler, which is available on web, mobile and smartphone platforms. We also respond to customer requests on social platforms, both proactively and reactively. Services through web chat, e-mail and SMS chat were recently launched for specific customer segments, according to their servicing needs.

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

In addition to the operational targets, we aim to achieve excellent customer satisfaction. We evaluate the performance of our service providers with the help of satisfaction surveys and make our service providers aware of any deficiencies and offer suggestions as to how to improve their service to our customers.

International and Domestic Subsidiaries

A component of our strategy has been to grow or improve our business in both international and domestic markets. International expansion and, in particular, continued strong operations in the countries in which we are currently present is important for us. We believe these operations will provide additional value to us in the future and will continue to serve an important role in our goal to be a leader in communications and technology.

While continued improvement of our current operations is a key priority, we may further expand and increase our presence in key emerging markets in the region, such as the C.I.S. region, Eastern Europe, the Middle East, Africa and the Balkans, in addition to our current investments in Ukraine and Belarus. Through such investments, we intend not only to transfer our technological know-how and marketing expertise, but also to maximize economies of scale and group synergy.

In line with our business strategy, we signed a wholesale traffic purchase agreement to provide voice and data services in Germany targeting the local Turkish population and other mobile users with close ties to Turkey. Through similar cooperative business models, we intend to carry the Turkcell Europe brand to other Western European countries in which a sizeable Turkish community resides.

Our international and domestic endeavors will continue in 2013. We will continue to selectively seek and evaluate new investment opportunities both in our main and adjacent communication and technology business areas as well as the businesses outside the scope of our core business.

Ukraine—Life:)

We acquired our interest in our subsidiary Astelit on April 2, 2004, by purchasing the entire share capital of Astelit’s parent, CJSC Digital Cellular Communications (“DCC”), from its shareholders. Astelit, 99% owned by

DCC, held a nationwide GSM1800 license. On April 4, 2006, Astelit announced a merger of DCC and Astelit, which was completed on August 1, 2006. Our interest in Astelit is held through our wholly-owned subsidiary, Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Uluslararasi”), which holds 55% of Euroasia, which is the 100% owner of Astelit.

Astelit began its operations in the Ukrainian market in February 2005 with its new brand “life:)”. As of December 31, 2012, Astelit had 11.1 million subscribers, a 14.4% annual increase from 9.7 million subscribers as of December 31, 2011. The majority of subscribers are prepaid subscribers as of December 31, 2012. During the third quarter of 2010, the definition of active subscriber was modified to churn out any subscriber whose only activity was the receipt of bulk SMSs or call forwarding.

The life:) brand has become one of the best known in the country and reached 99% recognition in the market due to its strong differentiation from existing mobile brands and focus on innovation, transparency and youthful spirit. The company has been known in the market as one of the most dynamic and innovative ever since life:) was the first to introduce a number of new technologies and products that had previously been unavailable to Ukrainian subscribers. The company is highly targeted to keep its innovation leadership in marketing and sales. In 2011, Astelit adopted its new regional strategy, which divides the country into three major regions and focuses on each region with tailored marketing and sales activities. As a result, Astelit expands and improves its sales network to bring its products and services to the most remote parts of the country. By the end of 2012, Astelit had 41,590 non-exclusive sales points throughout Ukraine, 198 life:) exclusive sales points, 227 branded life:) partners’ sales points and 64 customer service centers operating in 48 cities in the country. As of December 2012, Astelit provided roaming opportunities in 181 countries via 596 roaming partners.

As of December 31, 2012, Astelit operated in 100% of the cities of Ukraine with a population of more than 10,000 inhabitants and more than 29,775 settlements, and all principal intercity highways and roads, which corresponds to coverage of approximately 98.2% of the whole population of Ukraine or 93.2% geographical coverage with more than 10,238 base stations. Cumulative capital expenditure for the development of Astelit’s coverage amounted to $1,435 million as of December 31, 2012. In 2013, Astelit will continue investing to increase capacity of its network.

Astelit is strongly dedicated to further developing innovations in the market and if a 3G and/or LTE license were to be made available, we would consider submitting a bid, but no timetable has been announced. If successful, the associated costs would increase our Ukrainian financing needs, which could in turn require us to consider new sources of funding or the extension of existing sources. If we are not successful in the pursuit of such a license, because, for example, the cost is prohibitive and/or the number of licenses available is limited, we could find ourselves at a competitive disadvantage in this market. Currently, there is only one 3G license (UMTS/WCDMA) that has been granted in Ukraine. This license has been granted, without tender, to the state-owned company, Ukrtelecom, which was privatized in 2011. Ukrtelecom had completed the spin-off procedure of its mobile communication division and established a separate legal entity, “Three-Mob LLC”. Currently, Ukrtelecom has transferred its 3G license (30 MHz in each region), network infrastructure and subscribers base to “Three-Mob LLC”.

The Ukrainian telecommunications market is regulated by the Cabinet of Ministers of Ukraine (main state policy), the State Service of Special Communication Administration (technical policy aspects) and by the National Commission for the State Regulation of Communications and Informatization (“NCRCI”) controlled by the President of Ukraine and which carries out general telecommunication market regulation and inspection.

The technical specifications for the MNP call routing model have been adopted by the State Service of Special Communication Administration and came into force on December 7, 2012. In accordance with the NCRCI Regulation Plan for 2013, the Regulations on MNP customer’s service standards are scheduled for adoption by NCRCI at the end of 2013.

Since the acquisition of Astelit in the second quarter of 2004, the results of our operations in Ukraine have been consolidated in our consolidated financial statements.

As of February 1, 2012, Astelit had debt repayments due to Euroasia in the amount of $150 million and to Financell in the amount of $173 million. Since June 2011, Astelit has not met the payment obligations, which were waived until February 1, 2012. Since that date, our Board of Directors has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations to Euroasia and Financell totaling $323 million and defaulted on its loan agreements. (As of December 31, 2012, Astelit’s unmet obligations under its loan to Financell and Euroasia reached a total of $489 million.) As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $554 million (currently decreased to $304 million, following our $150 million guarantee payment and other principal payment) and waivers were obtained for the aforementioned loans before December 31, 2012. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited (“SCM”) together with a guarantee and indemnity given by SCM. Financell has rights to commence enforcement of pledges and guarantee under certain conditions.

In the same vein, Euroasia, which had previously borrowed $150 million to finance Astelit, also defaulted on its loan on March 30, 2012. As a guarantor, we paid $150 million to related banks on April 6, 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by SCM has been established in favor of Turkcell. Upon payment of the guaranteed amount, Turkcell has the right to commence enforcement of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above) totaling $304 million and waivers have also been obtained for the aforementioned loans.

With respect to the amounts due to Financell, our Board of Directors decided to extend a guarantee to Financell in order for it to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be up to $410.7 million principal amount plus the sum of interest, any other costs, expenses and fees that may accrue in connection with the credit line agreements. This guarantee includes the debt repayments of $173 million due under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due. Astelit’s debts are denominated in foreign currencies which expose Astelit to foreign exchange and convertibility risks.

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

At December 31, 2012, Belarusian Telecom had 1.1 million subscribers, the majority of whom were prepaid, and operated through 117 exclusive and 957 non-exclusive sales points. During the third quarter of 2010, the definition of active subscriber was modified to churn out those who had not refilled their account in more than six months.

At December 31, 2012, Belarusian Telecom operated 2G services in all, and 3G services in 83.13%, of the cities with a population of more than 10,000, and provided 2G services on 99.4% of all principal intercity highways and roads of Republic of Belarus (total length of all Belarus highways and roads is 15,476 km), which corresponds to coverage of approximately 99.97% of the entire population of Belarus, or 97.8% of the geographical coverage.

As of February 1, 2012, mobile number portability was launched with a donor initiated mechanism. Subscribers who want to port their numbers have to apply to their existing operator, which is in favor of the dominant market players.

Kibris Telekom

Kibris Mobile Telekomunikasyon Limited Sirketi, or Kuzey Kibris Turkcell (“Kibris Telekom”), a 100% owned subsidiary of Turkcell, was established in 1999. As of December 31, 2012, Kibris Telekom had 0.4 million subscribers.

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

On October 1, 2012, Kibris Telekom was authorized by National Regulatory Authority as Internet Service Provider and Infrastructure Provider for establishment and maintenance.

Turkcell Europe

Turkcell Europe was founded by Turkcell in 2010 as a mobile virtual network provider (MVNO) providing service over the T-Mobile network. Headquartered in Cologne, Germany, Turkcell Europe commenced activity in March 2011.

Turkcell Europe offers Turkcell’s service quality across both Germany and Turkey not only to the people of Turkish origin living in Germany but also those who have close commercial contact with Turkey.

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

With its extensive distribution network, Turkcell Europe offers services to its customers at over 4,800 locations spread across Germany, with a membership base of around 0.35 million subscribers as of December 31, 2012.

Financell

Financell is incorporated under the laws of the Netherlands and has its registered address in the Netherlands. It is established as an intermediate financing company that is wholly owned by Turkcell. Financell will borrow funds from third-party lenders with or without a Turkcell guarantee to fund other Turkcell subsidiaries.

Turkcell Global Bilgi

On October 1, 1999, we established Turkcell Global Bilgi in order to provide telemarketing, telesales, and call center services, particularly for us. In 2005, Turkcell Global Bilgi completed its transition from call center to contact center as Turkcell Global Bilgi started to manage customer contacts at every channel except face-to-face interaction. In November 2006, the face-to-face interaction channel was also transferred to Turkcell Global Bilgi. As of December 31, 2012, Turkcell Global Bilgi employed 6,071 employees, of which approximately 58% provide us with customer care and retention services, around 35% serve customers of other clients while the remainder work as administrative personnel. We own 100% of Turkcell Global Bilgi.

Turkcell Global Bilgi owns a 100% share of Global-Bilgi LLC since 2008, which operates in Ukraine and provides telemarketing, telesales and call center services; and owns a 99% share of Global-Bilgi FLLC since 2009, which operates in Belarus to provide call center services. Global Bilgi LLC is in the process of establishing a branch office in Russia in the second quarter of 2013.

Inteltek

Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (“Inteltek”) operates fixed-odds betting and pool games on sports games. Currently, Turkcell holds 55% of Inteltek through its wholly owned subsidiary Turktell Bilisim Servisleri A.S. (“Turktell”), while Intralot, a Greek gaming company, holds 20% and Intralot Iberia Holding, a Spanish company, holds 25%.

Inteltek’s business is currently operated under a contract entered into on August 29, 2008 with Spor Toto Teskilati A.S. (“Spor Toto”). The current contract is based on specific Turkish legislation relating to gaming enacted in 2008 and was entered into following numerous legal challenges to prior contracts. Under the current contract, Inteltek runs the sport betting business, iddaa, for a period of 10 years, effective as of March 1, 2009 and superseding a prior agreement. Under this contract, Inteltek guaranteed TRY 1,500 million (equivalent to $827 million as of March 15, 2013) turnover for the first year of the contract and has given similar guarantees for future years. The guaranteed turnover for the following years will be computed using producer price indices. Inteltek shall pay the guaranteed turnover difference (after deducting commission income) to Spor Toto if actual turnover is below guaranteed turnover. To date, actual turnover has exceeded that amount. In addition to the foregoing, Inteltek signed a mobile betting dealer agreement with Spor Toto on January 12, 2010, which gives it the right to operate 1,000 mobile terminals.

In the context of evaluating investment opportunities in neighboring countries, Azerinteltek Closed Joint Stock Company (“Azerinteltek”) was incorporated on January 19, 2010 in Azerbaijan and is 51% owned by Inteltek. Azerinteltek received authorization from the Ministry of Youth and Sport of the Republic of Azerbaijan and signed the Agreement with Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed-odds and parimutuel sports betting business in Azerbaijan for a period of 10 years. Azerinteltek started its operations, with the brand name “Topaz”, on January 18, 2011 and reached 456 agents as of December 31, 2012.

Inteltek is the domestic market leader and is ranked among the most prominent operators in the international gaming sector. Inteltek intends to continue to explore business opportunities both in Turkey and abroad in betting or adjacent businesses.

Turkcell Superonline

Turkcell Superonline has a Fixed Telephone Services right, which allows the company to provide call origination and termination for consumers and corporations, as well as wholesale voice carrying services. It also has authorization to provide satellite communication services, infrastructure operating services, internet services and wired broadcasting services, mobile virtual network operating services. Currently, the company carries the majority of Turkcell’s traffic, previously carried by Turk Telekom (the incumbent operator). Turkcell Superonline was created in 2009 through the merger of our subsidiary Tellcom with the Superonline business acquired from the Cukurova Group.

Established to be an innovative telecom service operator, Turkcell Superonline offers its international and national clients wholesale voice carrying, international lease data lines (for corporate clients) and internet access service with international connectivity. Furthermore, Turkcell Superonline is in the retail broadband market, bringing fiber optics to residences. Turkcell Superonline provides fast communication technology with its own fiber optic infrastructure in Turkey and provides telecommunication solutions to individuals and corporations in the areas of voice, data and videos.

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

In 2010, Turkcell Superonline, together with Etisalat (UAE), Mobily (Saudi Arabia), Jordan Telecom, Mada-Zain Consortium (Jordan), and Syria Telecommunications Establishment (Syria), signed an agreement that will initiate the Regional Cable Network (“RCN”) Project. Starting from Fujairah (United Arab Emirates) and passing through Riyadh (Saudi Arabia), Amman (Jordan), Tartous (Syria) and reaching Istanbul (Turkey), the RCN Project’s fiber optic cable line is expected to cover the entire Gulf region in the Middle East for the first time. Although we had planned for the project to be operating in 2012, current developments in Syria are hindering its completion.

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

Turkcell Superonline also began to provide 1000 Mbps service to homes in May 2011 for the first time in Turkey in line with the Turkcell Group’s strategy to provide state-of-the-art technology for its customers with top quality service. Turkcell Superonline has rendered Turkey one of the first five countries in the world where a 1000 Mbps connection is provided to homes thanks to this service option.

On August 12, 2011, Turkcell Superonline signed a Share Purchase Agreement to acquire a 100% stake in Global Iletisim, which is specialized in providing internet and telecommunications services. In November 2011, the control over Global Iletisim was acquired from Yildiz Holding AS for a consideration of $(0.5) million. Turkcell Superonline and Global Iletisim merged on March 30, 2012.

On March 7, 2013, Turkcell Superonline signed a share purchase agreement to acquire a 100% stake in Deksarnet Telekomunikasyon A.S. (“Deksarnet”) which is an affiliate of Vestel Elektronik San. ve Tic. A.S. Group. The enterprise value is determined as USD 1,750,000 based on the studies undertaken by our Company. The transfer of shares should take place following the approvals received from related authorities. As per the share purchase agreement, the purchase price would be determined based on the balance sheet at the closing day and payment will be made in 12 equal installments. Deksarnet provides all types of telecommunication services and builds and operates related infrastructures. Turkcell Superonline aims to further strengthen its fixed broadband network with satellite communication infrastructure through this acquisition.

In 2012, Turkcell Superonline continued to invest in its transmission network by expanding the intercity and in-city fiber optic backbone along with establishing new fiber-based access points in selected residential and industrial areas for end-users and commercial account-holders. As of December 31, 2012, Turkcell Superonline’s installed backbone was approximately 31,000 km long and its services reached 12 cities, including Istanbul, Ankara, Izmir, Bursa, Kocaeli, Adana, Gaziantep, Antalya, Mersin, Samsun, Trabzon and Kayseri in Turkey.

Turkcell Superonline aims to turn Istanbul into an internet hub, lifting the boundaries between countries and initiating the “internet without a visa” era through direct access agreements. Turkcell Superonline has nine international gateways, which enable fast and seamless internet access via connections with Europe’s most important internet traffic exchange points in Sofia, London, and Amsterdam, as well as through the Frankfurt POP in Germany. It also raises internet access speed and quality in residential, corporate, and wholesale segments via peering connections. In 2012, collaborating with Tier-1 telecom operators such as Tata Communications, Deutsche Telekom, Inteliquent, KPN, Turkcell Superonline enabled access to globally renowned networks directly from Istanbul, adding value not only for its business and partners, but also for the Turkish economy. Turkcell Superonline plays a major role in delivering transit data traffic and telecommunications services between Europe, CIS, Asia and the Middle East. It provides internet access in Iran, Iraq, Georgia, and Northern Cyprus.

Turkey was named among the most successful countries in the “Strategies of Leading FTTx Operators” report published by IDATE, with Turkcell Superonline’s fiber internet applications. IDATE underlines that Turkcell Superonline is an important player in the field of FTTH, one that has proven to be a leading player not only in Europe, but also worldwide. In the half year report, IDATE also states that “Turkcell Superonline with more than 70,000 new fiber internet subscribers in the last 6 months of 2012 became the 3rd place in Europe.”

Turkcell Superonline aims to continue to invest in and expand its own fiber optic network and further utilize the group synergy created with Turkcell. The Company intends to continue to take advantage of business opportunities within the broadband industry in 2013.

Global Tower

Global Tower is a wholly owned subsidiary founded in 2006. Global Tower’s core business is to supply installation, leasing and maintenance services of towers/mobile towers, rooftops and indoor infrastructures for mobile operators, TV & radio broadcasters and operators of civilian/military wireless communication/monitoring systems. Global Tower’s site sharing business model eliminates the initial investment cost for its customers and also contributes to the reduction of adverse environmental impacts and the efficient use of resources in the countries in which it operates.

Having begun operations in 2006 with the vision of “spreading communication everywhere”, Global Tower is serving mobile operators, TV and radio broadcasters and corporations that provide wireless communication, with approximately 7,500 ready wireless and broadcast tower infrastructure installations. Global Tower has positioned its vision as leader infrastructure operator of Turkey. Accordingly, in 2009 it began operations in Ukraine under the brand name of UkrTower. Global Tower, with higher quality, efficient and persistent infrastructure services, will assist to expand operators’ communication that makes life easier to further horizons.

Turkcell Teknoloji

Turkcell Teknoloji, a wholly owned subsidiary of Turkcell, commenced operations in 2007 in the TUBITAK Marmara Research Center Technological Free Zone in Kocaeli, Turkey. Turkcell Teknoloji’s growing team of experts develops a wide range of convenient and reliable solutions with innovative roadmaps. Through integrated intelligence and high performance capabilities, Turkcell Teknoloji’s comprehensive portfolio addresses the following domains: SIM asset and services management, mobile marketing, roaming, terminal and terminal applications, value-added services, mobile internet and mobile financial services.

To ensure a permanent competitive edge and value for its solutions, Turkcell Teknoloji cooperates with a wide network of national and international R&D companies, universities and research centers and plays an active role in international R&D programs. With the goal of being Turkey’s leading R&D and innovation base, Turkcell Teknoloji demonstrates the value it attaches to innovation with its increasing number of patents each year.

As part of the success story of ever-increasing patent applications year over year, Turkcell Teknoloji placed in total 208 national and 31 international applications, of which 66 have been granted to date.

Equity Accounted Investments

Fintur

We hold a 41.45% stake in Fintur, which holds interests in international mobile communications operations. Below is a description of the businesses currently held by Fintur.

Azercell

Fintur indirectly owns 51.3% of Azercell Telekom B.M. (“Azercell”), which offers GSM services on both a prepaid and a postpaid basis in Azerbaijan. As of December 31, 2012, Azercell had approximately 4.4 million subscribers, of which approximately 0.4 million were postpaid and approximately 4.1 million were prepaid.

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

Geocell

At December 31, 2012, Fintur indirectly owned 100% of Geocell Ltd. (“Geocell”), which operates a GSM network and offers mobile telephony services in Georgia. As of December 31, 2012, Geocell had approximately 2.1 million subscribers, of which approximately 0.03 million were postpaid, approximately 0.32 million were paid-in-advance subscribers that had postpaid services but paid-in-advance and approximately 1.72 million were prepaid.

Kcell

Kcell is 51% owned by Fintur. In 2012, the remaining 49% was acquired by TeliaSonera from Kazakhtelecom JSC, the Kazakh incumbent fixed line telecom provider. TeliaSonera sold 25% of the shares minus one share in KCell in an Initial Public Offering (“IPO”) on the London and Kazakhstan Stock Exchanges, which was completed in December 2012. Fintur Holdings B.V. is owned by TeliaSonera (58.55%) and Turkcell (41.45%). Following the completion of the IPO, TeliaSonera’s effective ownership in Kcell is 61.74%. Kcell offers mobile telephony services in Kazakhstan and had approximately 13.5 million subscribers as of December 31, 2012, of which approximately 0.2 million were postpaid, approximately 1.6 million were paid-in-advance subscribers and approximately 11.7 million were prepaid.

Moldcell

At December 31, 2012, Fintur directly and indirectly owned 100% of Moldcell S.A. (“Moldcell”), which offers GSM services in Moldova. As of December 31, 2012, Moldcell had 1.3 million subscribers, of which approximately 0.1 million were postpaid, approximately 0.3 million were paid-in-advance subscribers and approximately 0.9 million were prepaid.

A-Tel

On August 9, 2006, Turkcell acquired 50% of A-Tel’s shares. A-Tel is a joint venture and its remaining 50% shares are held by SDIF. A-Tel is involved in marketing, selling and distributing our prepaid systems. It acts as our only dealer for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, we have entered into several agreements with A-Tel for the sale of campaigns and for subscriber activations. Since 1999, the business cooperation between us and A-Tel has provided important support to our sales and marketing activities. However, the service provider and distribution agreement with A-Tel was annulled through a notification dated January 31, 2012, effective August 1, 2012.

Potential Investments

Our efforts to selectively seek and evaluate new investment opportunities continue. These opportunities may include the purchase of new licenses and the acquisition of existing companies as well as alternative business models such as management contracts or other forms of cooperation in markets outside Turkey in which we currently do not operate, focusing on communications, technology and adjacent and new business opportunities. Our international expansion strategy focuses on key emerging markets, mainly in Eastern Europe, the Balkans, the Middle East and Africa.

As part of its ongoing evaluation and analysis of investment opportunities in various countries, Turkcell has provided a non-binding indicative offer for a 100% stake in Cosmote Bulgaria Mobile EAD (“Globul”), the second largest mobile operator in Bulgaria.

We will continue to selectively seek and evaluate new international investment opportunities. In the context of our evaluation of potential investment opportunities within the regions we target for international expansion strategy, Turkcell has, from time to time, considered opportunities in countries in the C.I.S. Region, Eastern Europe, the Middle East, Africa and the Balkans and may consider such opportunities in the future. We may participate in additional public tenders for new licenses or the privatization of public telecom companies as well as in private sale transactions in emerging markets to pursue investment opportunities in line with our growth strategy.

Furthermore, following the launch of Turkcell Europe in Germany, we will evaluate expanding into other Western European countries where there is a sizeable Turkish community through wholesale partnerships or alternative cooperative business models.

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

Certain of our business activities in Iran in 2012, and the business activities of certain of our affiliates, are subject to disclosure pursuant to ITRA Section 219. During the year ended December 31, 2012, Turkcell and Astelit provided direct international roaming services in Iran through agreements with the following GSM operators: TCI-Mobile Company of Iran, Telecommunication Kish Co., MTN Irancell, and Taliya-Rajsanjan Industrial Complex. Gross revenues and net profits during the year ended December 31, 2012, attributable to these agreements were TRY 1.6 million (equivalent to $0.88 million as of March 15, 2013) and TRY 0.1 million (equivalent to $0.06 million as of March 15, 2013) respectively.

In addition, Turkcell Superonline provided Transit-IP and leased line services through network interface agreements with Telecom Infrastructure Company of Iran (“TIC”). During the year ended December 31, 2012, gross revenues and net profits attributable to these agreements were TRY 3.9 million (equivalent to $2.15 million as of March 15, 2013) and TRY 1.3 million (equivalent to $0.72 million as of March 15, 2013), respectively. Through the network interface with TIC, Turkcell Superonline provided leased line services to Press TV. During the year ended December 31, 2012, gross revenues and net profits attributable to the agreement with Press TV were TRY 0.3 million (equivalent to $0.17 million as of March 15, 2013) and TRY 0.2 million (equivalent to $0.11 million as of March 15, 2013), respectively. We understand that Press TV is affiliated with Islamic Republic of Iran Broadcasting.

Although it is difficult to do with a reasonable degree of certainty, we have concluded that our Iranian business partners described in this section may be owned or controlled indirectly by the Government of Iran. However, to our knowledge, none of the services provided by Turkcell and our affiliates in Iran described in this section have been used by the Government of Iran to commit serious human rights abuses against the people of Iran. Furthermore, we understand that the U.S. Department of the Treasury’s Office of Foreign Assets Control has issued a general license authorizing U.S. persons to engage in certain of the activities described in this section. We, and our affiliates, intend to continue the activities described in this section in 2013.

Regulation of the Turkish Telecommunications Industry

Overview

All telecommunications activity in Turkey is regulated by the ICTA. Electronic Communications Law No. 5809 (the “Electronic Communications Law”), which came into force on November 10, 2008, is the principal law governing telecommunications activity in Turkey. The Electronic Communications Law was published to correspond to the rapidly evolving Turkish telecommunications industry, and all secondary regulations have been updated to be in accordance with this law. The duties of the ICTA, which may be exercised in a manner that is adverse to our operations and our financial results, include those described below.

ICTA

The ICTA has the authority to grant licenses and set fees in the electronic telecommunications industry.

According to Article 8 of the Electronic Communications Law, electronic communications services are rendered and/or established (as in the case of an electronic communications network or infrastructure) and operated following the authorization made by the ICTA. Authorization is granted either through notification made in accordance with the principles and procedures determined by the ICTA, in cases where scarce resource allocation is not necessary, or by granting of usage rights, in cases where scarce resource allocation is necessary (allocation of frequency, satellite position, etc.). Under the Electronic Communications Law, usage rights may be granted for up to 25 years; however, there is no clause relating to the term of notification. According to the Electronic Communications Law, principles and procedures relating to the notification and granting of usage rights shall be determined by the ICTA through secondary regulations.

On the other hand, in cases where the quantity of rights of use is limited, Section 9-6(a) of the Electronic Communications Law allows the Ministry of Transport, Maritime Affairs and Communications to determine the criteria, such as (i) the authorization policy regarding electronic communications services which cover the assignment of satellite position and frequency band on a national scale and which need to be operated by a limited number of operators, (ii) the starting date of the service, (iii) the duration of the authorization and the number of operators to serve. While the criteria are determined by the Ministry of Transport, Maritime Affairs and Communications, the authorization is still granted by the ICTA.

Under the Electronic Communications Law, the ICTA is authorized to determine the principles and procedures related to the process of personal data and protection of privacy.

The Electronic Communications Law establishes legal principles and broad policy lines that the ICTA must follow, some of which are stated below:

•	Creation and protection of a free and efficient competitive environment.

•	Protection of consumer rights and interests.

•	Protection of the objectives of development plans and Government programs as well as the strategies and policies set by the Ministry.

•	Promotion of implementations that ensure that everyone can benefit from electronic communications networks and services.

•	Ensuring non-discrimination among subscribers, users and operators under fair conditions.

•	Ensuring the conformity of electronic communications systems to international norms.

•	Protection of information safety and communication confidentiality.

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

This law mandates that designated operators must provide universal services and the General Directorate of Communication can demand that operators provide universal services on a national and/or geographical basis. Turk Telekomunikasyon A.S. and the GSM operators are currently designated as universal services providers.

The Cabinet of Ministers Decision No. 27984 and dated July 4, 2011, allowed the use of the universal service fund to extend the mobile GSM network coverage listed in the annex of the decision to uncovered areas with a population of 500 or less. On January 10, 2012, Turkcell, Avea and Vodafone signed contracts with the Ministry of Transport, Maritime Affairs and Communications to determine the scope of work for the locations. According to this contract, Turkcell has to install sufficient infrastructure to cover the mentioned locations. On January 17, 2013, an auction was held by the Ministry of Transport, Maritime Affairs and Communications related to universal service. Our Company submitted the lowest bid (TRY 312.77 million excluding VAT) at the tender to provide mobile network coverage to Turkey’s 1,799 rural locations with a population of less than 500 and its operation for 3 years. The investment and the operating expenses to be made will be compensated by the universal service fund of the Ministry within the context of the tender amount. The network infrastructure to be deployed would also be used by other operators’ subscribers and this would be limited to those locations defined under the tender conditions. We were notified on February 13, 2013 that as a result of the tender, our Company has been appointed as universal service provider. Accordingly, the related contract was signed on February 20, 2013.

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

The Electronic Communications Law provides basic guidelines for the tariffs and pricing and thus leaves the detailed rules and enforcement to the ICTA. According to the law:

(1) The tariff may be determined as one or more subscription fees, fixed fees, call charges, line rentals, and similar fee items.

(2) Tariffs to be imposed in return for providing any kind of electronic communications services shall be subject to the following provisions:

(a) Operators shall freely determine the tariffs under their possession, provided that they comply with the regulations of the ICTA and the relevant legislation.

(b) If an operator is designated as having significant market power in the relevant market, the ICTA shall be entitled to determine the procedures regarding the approval, monitoring and supervision of tariffs as well as the highest and lowest limits of the tariffs and the procedures and principles for the implementation thereof.

(c) If an operator is designated as having significant market power in the relevant market, the ICTA shall be entitled to make the necessary arrangements to prevent anti-competitive tariffs such as price squeezing and predatory pricing and to supervise the implementation thereof.

(3) Procedures and principles pertaining to the implementation of this article, submission of tariffs to the ICTA and publishing and announcing them to the public shall be determined by the ICTA.

According to this regulation, the ICTA may intervene in the structure of our tariffs or may impose certain criteria relating to the revision of our tariffs. Pursuant to its decision dated December 8, 2009, the ICTA determined Turkcell, individually, to be an operator holding a significant market power in the “Access to Mobile Networks and Call Originating Markets” and, together with Avea and Vodafone, to be an operator holding significant market power in the “Mobile Call Termination Market”. As a result of the significant market power designation in the “Access to GSM Mobile Networks and Call Originating Markets”, our Company may be required to provide access and call origination services to other operators such as MVNOs and Directory Services Operators on a cost-based basis, while operators not designated as operators “holding significant market power” can set their prices more freely. Being designated as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets” is likely to have the effect of reducing the rates we can charge other operators, such as MVNOs, which would have a material adverse effect on our business and results of operations. The ICTA recently completed the new market analysis for the 2012-2015 term. Turkcell has been recognized as the only operator holding significant power in “Access to GSM Mobile Networks and Call Originating Markets”.

Regulation on Quality of Service in the Electronic Communication Sector

The ICTA abolished “The Regulation On Quality of Service” (issued in 2005), and published a new “Regulation On Quality of Service in the Electronic Communications Sector” on September 12, 2010, effective as of December 31, 2011, which sets out the procedures and principles to control the conformity of the services of operators. According to the regulation, new and important obligations with respect to call centers are applicable to all operators that provide service to end users. Furthermore, mobile telephone operators are required to meet new service quality requirements and submit a report based on these requirements every three months to the ICTA. With this new regulation, additional requirements for service quality must be fulfilled. If the operators fail to reach these requirements more than once, this may result in the imposition of penalties. The results of quality measurements can also be publicly available.

Regulation on Data Privacy in the Electronic Communication Sector

The ICTA published the Regulation on Processing Personal Information and Protecting Confidentiality in the Telecommunications Industry on February 6, 2004. This Regulation establishes general principles to secure personal information and protect confidentiality. The ICTA abolished the Regulation on Processing Personal Information and Protecting Confidentiality and published a new Regulation on Data Privacy in Electronic Communications Sector which will come into force on July 24, 2013. The purpose of this regulation is to define the procedures and principles that the operators and legal entities/individuals that provide/receive services in the electronic communications sector may employ in an effort to process, store and protect personal information. Compliance with this regulation will involve operational expenses and may affect the communication of new tariffs and services with customers. Furthermore, non-compliance with this regulation may result in the imposition of monetary fines, which could have a negative impact on our reputation.

Regulation on Administrative Fines, Sanctions and Precautions in the Electronic Communication Sector

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

Regulation on Authorization regarding the Electronic Communication Sector

In 2009, the ICTA published the “Regulation on Authorization regarding the Electronic Communications Sector”, which determines the principles and procedures for the authorization of the companies that seek to provide electronic communication services and/or to install or operate electronic communications networks or infrastructure.

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

Fixed Line Telephone Services

The ICTA issued Fixed Telephony Service (“FTS”) licenses pursuant to the Regulation on Authorization regarding the Electronic Communication Sector, which enables existing long distance telephony services (“LDTS”) operators, such as our subsidiary Turkcell Superonline, to provide call origination and termination. LDTS and, consequently, FTS providers, have not yet had a significant effect on our operations. In the long term they could have the effect of driving down prices and shifting traffic patterns for in-city as well as long distance calls in Turkey, potentially having an adverse effect on our mobile telecommunications business.

On February 3, 2010, the ICTA published a new regulation entitled “The Right of Way in Execution of the Electronic Communications Services” and abolished the regulation entitled “The Right of Way in Execution of the Telecommunication Services”. This regulation aims to determine the principles and procedures for the right of way for the establishment and usage of all kinds of electronic communications networks and/or infrastructure facilities, which is required for the execution of electronic communications services.

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

Any person or legal entity may file a complaint with the Competition Board. Upon determination of any violation, the Competition Board can take necessary measures to prevent the violation and may impose fines on those who are liable for such prohibited practices. According to the Competition Law, the Competition Board may impose fines up to 10% of the annual gross income of the operators, which is constituted by the end of the previous financial year and determined by the Competition Board. In September 2002, the ICTA and the Competition Board entered into a Protocol on Cooperation. The Protocol establishes a framework whereby the ICTA and the Competition Board can cooperate on legal actions and policies regarding measures, detections, regulations and inspections that affect competition conditions and the extension of competition in the telecommunications sector. In November 2011, the ICTA and the Competition Board entered into a new Protocol on Cooperation. The Protocol regulates the mechanisms to improve cooperation which are currently implemented between the Authorities and the efficiency of which will be increased in the future cooperation, in particular among them “Information exchange”, “Requesting opinion”, and “Coordination and cooperation”.

Regulation on Waste Electrical and Electronic Equipment

In May 2012, regulation related to Waste Electrical and Electronic Equipment was published in the Official Gazette and became effective. Waste Electrical and Electronic Equipment regulations may impose some obligations on our Company and increase our operational costs.

GSM Licensing in Turkey

The terms of license agreements are governed by the Authorization Regulation, and it provides that the ICTA approve the transfer of licenses to third parties, ensure continuation of services in the event of cancellation of a license and approve the investment plans submitted by licensees.

A GSM license is subject to the ICTA’s right to suspend or terminate operations under the license on the grounds of security, public benefit, and national defense or to comply with the law. However, suspension or takeover of facilities under these circumstances is subject to the payment of compensation to the operator. The ICTA can also inspect such licensee and nullify its license if the licensee has materially failed to comply with the terms of its license. The ICTA may also terminate licenses in cases of gross negligence or non-payment of the authorization fee.

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

Our License Agreement

General

Since April 1998, we have operated under a 25-year GSM license for which we paid an upfront license fee of $500 million. In 2002, we signed a renewed license agreement for our GSM license which provides that a monthly payment of 15% over our gross revenue paid to the Turkish Treasury shall be subject to the legal interest rate. If such payments are not duly paid twice in any given year, a penalty in an amount equal to triple the last monthly payment shall be payable to the Turkish Treasury. In addition, we must pay annual contributions in an amount equal to 0.35% of our gross revenue to the ICTA’s expenses. Finally, an article concerning the protection of users’ (“subscribers’”) rights and an article concerning arbitration for the settlement of disputes are included in the renewed license agreement. After the tender relating to the allocation of additional GSM 900 frequency bands, made by the ICTA in June 2008, the license agreement was amended to include the additional frequency band and was signed by Turkcell and the ICTA in February 2009, which made small additional changes in the articles of the license agreement entitled performance bond and allocated frequency bands.

Terms

Under the license agreement, we hold a licensed concession to provide telecommunications services in accordance with GSM-PAN European Mobile Telephone System standards in the 900 MHz frequency band. Our license covers 55 channels and allocates telephone numbers between the 530 and 539 area codes in the national numbering plan. Our license also permits us to establish customer service centers, sign contracts with subscribers and market our services to subscribers. Our license was issued with an effective date of April 27, 1998, for an initial term of 25 years. At the end of the initial term, we can renew our license, subject to the approval of the ICTA, provided that we apply between 24 months and six months before the end of our license. Our license is not exclusive and is not transferable without the approval of the ICTA.

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

License Conditions

Our license subjects us to a number of conditions. The license agreement provides that our license may be revoked in the event that we fail to meet any of these conditions.

Coverage

Our license requires that we meet coverage and technical criteria. We must attain geographical coverage of 50% of the population of Turkey (living in cities or towns of 10,000 or more inhabitants) within three years of our license’s effective date and at least 90% of the population of Turkey (living in cities or towns of 10,000 or more inhabitants) within five years of the effective date of our license. This coverage requirement excludes coverage met through national roaming and installation sharing arrangements with other GSM systems and operators. Upon the request of the ICTA, we may also be required, throughout the term of our license, to cover at most two additional areas each year. Except in the event of force majeure, we must pay a late performance penalty of 0.2% of the investment in the related coverage area per day for any delay of more than six months in fulfilling a coverage area obligation. As of today, we have met and surpassed all coverage obligations.

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

Service Quality

Generally, we must meet all the technical standards of the GSM Association as determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM Association. See “—Regulation On Quality of Service in the Electronic Communication Sector” above for a description of the regulation governing quality of service.

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

The maximum tariffs set by the ICTA constitute the highest rates we may charge for the services included in these customized service packages. Generally, the maximum tariffs set by the ICTA for particular services are set higher than the standard tariffs determined by the ICTA for those services. Although the Concession Agreement includes a provision regarding only the increase of the maximum tariffs, the ICTA has decreased the maximum tariff since 2007, which has negatively affected our tariff structure. In 2011, the maximum tariff on SMS decreased by 48% and the maximum tariff on mobile voice increased by 4%. In 2013, the maximum tariff on mobile voice increased by approximately 6% while the maximum tariff on SMS remained flat.

The standard tariffs and the maximum tariffs set by the ICTA have been established in Turkish Lira and the ICTA’s schedule of standard tariffs and maximum rates are premised on the TRY/$ Exchange Rate in effect on the date they were approved by the ICTA. Although we believe the tariff structure in our license will, in most instances, permit adjustments designed to offset devaluations of the Turkish Lira against the U.S. Dollar, any such devaluation that we are unable to offset will require us to use a larger portion of our revenue to service our non-Turkish Lira foreign currency obligations. Additionally, in the event that the ICTA were to establish maximum tariffs at levels below those that would enable us to adjust our rates to offset devaluations, this could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

We believe that, pursuant to our license agreement, we can determine our tariffs freely, provided that they remain within the framework of the applicable maximum price limit. However, under Article 13 of the Electronic Communications Law, in the event of determination of the significant market power of the operator, the ICTA may determine the lower and upper limit of the tariffs and principles and procedures of the application of the same. Based on such Article, the ICTA may take a similar decision which will have an effect on our future tariffs. With respect to our retail tariffs, in the fourth quarter of 2007, the ICTA intervened in our retail prices. Although we challenged that action on the basis that it exceeded the ICTA’s authority under then-applicable law, such action nonetheless had an adverse effect on our operational flexibility and our results of operations. With the ICTA board resolution dated March 25, 2009, the ICTA set a lower limit for solely Turkcell’s on-net retail tariffs, and decreased the price cap level for all mobile operators. The lower limit applies to each of Turkcell’s retail tariff packages by mandating that the weighted average of the on-net price of a tariff package not be less than Turkcell’s weighted average call termination rate. The board resolution also reduced the current price cap from 0.80 TRY/min (equivalent to $0.44 as of March 15, 2013) (including VAT and SCT), pertaining to general subscription packages, to 0.64 TRY/min (equivalent to $0.35 as of March 15, 2013). The resolution also set such price as an upper limit for special subscription packages. The ICTA, with its board resolution dated September 16, 2009, set the maximum price of TRY 0.65 (equivalent to $0.36 as of March 15, 2013) (including VAT and SCT) for GSM to GSM calls under general subscription packages. The ICTA, with its board resolution dated February 10, 2010, further reduced the current price cap to TRY 0.40 (equivalent to $0.22 as of March 15, 2013) (including VAT and SCT) for GSM to PSTN as well as GSM to GSM. The same resolution set the current price cap of Turk Telekom to TRY 0.37 (equivalent to $0.20 as of March 15, 2013) (including VAT and SCT) for PSTN to GSM. Finally, with its board resolution dated March 24, 2011, the ICTA set the current price cap as TRY 0.415 (including VAT and SCT) for GSM to PSTN and GSM to GSM (equivalent to $0.23 as of March 15, 2013). With the same board resolution, the ICTA made a distinction between national and international SMS rates. The national SMS rate was set as TRY 0.415 (equivalent to $0.23 as of March 15, 2013), and the international SMS rate was set as TRY 0.83 (equivalent to $0.46 as of March 15, 2013). With the board resolution dated November 4, 2011 and November 10, 2012, the price caps have been left the same as those set on March 24, 2011. In 2013, the maximum tariff on mobile voice increased approximately 6% to TRY 0.439 (equivalent to $0.242 as of March 15, 2013), while the maximum tariff on SMS remained flat. We initiated lawsuits for the annulment and suspension of the execution of some of the aforementioned decisions.

In addition, the ICTA with its Board decision dated April 25, 2012 decided on the lower limit to be applied on our campaigns (specified offers and packages provided to specific customers for a limited time period) as well as on our tariffs, which further impacted our ability to price our services and respond to competitive pressures. In addition to this, with a board resolution dated March 13, 2013, the ICTA raised the lower limit to be applied on our tariffs to 0.0535 TRY/min (equivalent to $0.03 as of March 15, 2013) from 0.0313 TRY/min (equivalent to $0.02 as of March 15, 2013). Simultaneously, the ICTA also decided that a lower limit on our SMS tariffs should be applicable over a rate of 0.0291 TRY/SMS (equivalent to $0.02 as of March 15, 2013). On the other hand, the ICTA excluded the campaigns from the scope of this decree, which was added in its decision dated April 25, 2012. The amendment related to voice will be effective from July 2013 onwards while the amendment related to SMS was effective as of March 25, 2013.

In addition, the ICTA has in the past intervened and may again intervene with the charging period, impacting the prices we charge for our tariffs. For example, effective September 1, 2010, the ICTA requires all operators to apply the maximum price cap during the first minute of all calls. The usage behavior and our financial results will be adversely affected if the ICTA intervenes on charging periods.

Relationship with the ICTA

The license agreement creates a mechanism for an ongoing relationship between us and the ICTA. The ICTA and Turkcell coordinate their activities through a License Coordination Committee (“the Committee”). The Committee is comprised of five members, two appointed by the ICTA, two by us and one by agreement of the ICTA and our members, or, if no agreement is reached, by the Chairman of the Information and Communication Technologies Board. The Committee is charged with the task of ensuring the proper and coordinated operation of the GSM network, assisting in the resolution of disputes under the license agreement and facilitating the exchange of information between the parties.

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

In addition to the foregoing, our indirectly owned subsidiary Astelit, majority-owned subsidiary Belarusian Telecom, and wholly owned subsidiary Kibris Telekom hold GSM licenses in Ukraine, Belarus and the Turkish Republic of Northern Cyprus, respectively, and some of them have obtained or may bid for 3G licenses. If Astelit, Belarusian Telecom and Kibris Telekom fail to comply with the terms and conditions of their license agreements, they may incur significant penalties, which could have a material adverse effect on our strategy for international expansion and our business and results of operations. In addition, our subsidiaries Global Tower, Turkcell Superonline, Inteltek and Azerinteltek have licenses to perform their business. Failure to comply with the terms of such licenses may lead to significant penalties and adversely affect their, as well as our, results of operations.

Ukraine License Agreement

Astelit owns two GSM activity licenses, one for GSM-900 and one for DCS-1800. At December 31, 2012, Astelit owned twenty-five GSM-900, DCS-1800, CDMA and microwave Radiorelay frequency use licenses, which are regional and national. In addition to the GSM licenses, Astelit owns two licenses for fixed local phone connections and wireless access using the D-AMPS standard. According to the licenses, Astelit must adhere to state sanitary regulations to ensure that the equipment used is not hazardous to the population and does not emit harmful electro-magnetic emissions. Licenses require Astelit to inform authorities of the start/end of operations within three months and changes in the incorporation address within 30 days. Also, Astelit must present all the required documents for inspection by the Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary due to the expiration of the licenses, upon mutual consent, or in the case of a violation of the terms regarding the use of radio frequencies. If such a violation is determined, the Ukrainian Telecommunications Authority will notify Astelit of the violations and will set the deadline for recovery. If the deadline is not met, the licenses may be terminated.

One of Astelit’s D-AMPS licenses expired on January 1, 2013; two other D-AMPS licenses have been annulled as of February 28, 2013 upon Astelit’s request (they expire in 2016 and 2017, respectively) due to the absence of radio frequencies for D-AMPS standard, which were transferred to CDMA-800 technology. According to legislation, licenses may be voluntarily annulled only upon operator’s request. As a result of the annulment, Astelit no longer owns the licenses for the local fixed line phone connection with wireless access using the D-AMPS standard. In addition, the NCRCI has not agreed to prolong the acting license of Astelit for the activity on providing international and inter-city telecommunication services, which is valid until June 17, 2013.

Belarus License Agreement

Belarusian Telecom owns a license, issued on August 28, 2008, that is valid for 10 years. In addition, the license shall be extended for an additional ten years. The State Property Committee of the Republic of Belarus, as the Seller, has fulfilled its obligations stated in the Sale and Purchase Agreement and submitted the related official documents on December 18, 2009. According to the current legislation of the Republic of Belarus, a license extension is made upon the expiration of its period of validity. Consequently, Belarusian Telecom will apply for such an extension to the Ministry of Communications and Information in August 2018. Under the terms of its license, Belarusian Telecom is required to gradually increase its geographical coverage through 2018. However, Belarusian Telecom’s period of execution with regard to coverage requirements has been extended for three years starting from the acquisition date.

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

The Regulation is driven largely by the goal of improving the competitive environment and ensuring that users benefit from electronic communications services and infrastructure at a reasonable cost. Under the Electronic Communications Law, the ICTA may compel a telecommunications operator to accept another operator’s request for access to and use of its network. All telecommunications operators in Turkey may be required to provide access to other operators. The operators who are compelled to provide access to other operators may be obliged to provide service and information on the same terms and qualifications provided to their shareholders, subsidiaries, and affiliates by the ICTA.

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

In accordance with Article 7 of the aforementioned Electronic Communications Law, the ICTA may determine the operators that have significant market power in the relevant market as a result of market analysis. After determination of the operators who have significant market power, the ICTA may impose additional liabilities for such operators in order to protect the competitive environment. On December 15, 2005, the ICTA designated Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell individually as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets”. According to the new regulation published in the Official Gazette dated September 1, 2009 and numbered 27336, unless otherwise agreed, any decisions taken by the ICTA in the years 2005 and 2006 relating to market analysis were valid and effective until the end of calendar year 2009. Pursuant to its decision dated December 8, 2009, the ICTA designated Turkcell individually as an operator holding significant market power in the “Access to Mobile Networks and Call Originating Markets” and designated Turkcell, Vodafone and Avea as operators holding significant market power in the “Mobile Call Termination Market”. The ICTA recently completed the new market analysis for the 2012-2015 term. All three operators were declared as operators holding significant market power in the “Mobile Call Termination Market” and Turkcell is recognized as the only operator holding significant power in “Access to GSM Mobile Networks and Call Originating Markets”.

As a result of the significant market power designation in the “GSM Mobile Call Termination Services Market”, our company, as well as Avea and Vodafone, is required to provide interconnection services on a cost-based basis. Consequently, according to the Electronic Telecommunications Law, the ICTA may oblige such operators to provide access and to submit their reference offers for access and interconnection to the ICTA for review, and may require amendments to the offers. Operators are obliged to make the amendments requested by the ICTA in a prescribed manner and within a prescribed period. In addition, the operators are obliged to publish their reference offers for access and interconnection, which have been approved by the ICTA, and to provide access under the conditions specified in their reference offers and interconnection, which have been approved by the ICTA. On February 10, 2010, the ICTA published “Interconnection Tariffs” for Turk Telekom and GSM operators, which became effective on April 1, 2010. The Interconnection Tariffs have been approved as the tariffs to be determined in the reference access offers. According to the Interconnection Tariffs, the revised rate for Turkcell is TRY 0.0313 (equivalent to $0.02 as of March 15, 2013). In September 2011, the ICTA decided that national and international mobile terminating call rates should be differentiated. As a result of this, the ICTA decided that operators could start to set their own rates liberally for international mobile terminating calls. As of August 2012, Turkcell has started to set its own mobile termination rates for international calls.

All access and interconnection contracts must be submitted to the ICTA within fifteen days of execution. Except where otherwise specified by the ICTA, reference interconnection proposals will be renewed every year.

The Company submitted its final reference access proposal regarding 2012 to the ICTA in the first quarter of 2012. The intervention of the ICTA in the prices that operators charge for reference access and interconnection services, along with our designation as an “operator holding significant market power” in certain markets, has had the effect of reducing the rates we are able to charge for interconnection services, which has had and will continue to have a material adverse effect on our revenues, business and results of operations.

Regulation on Co-Location and Facility Sharing

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

The ICTA published a Communiqué concerning “Co-Location and Facility Sharing” on December 2, 2010 (which abolished the regulation published on December 31, 2003). According to the new Communiqué, the ICTA should determine operators to be co-location incumbent if operators do not enable co-location or there’s a dispute against competition or end-users. Similarly, the ICTA could set tariffs if the tariffs for Co-Layout are not determined on a cost basis.

The Communiqué defines the criteria for operators who are incumbents for facility sharing and also states the items which must be considered for determining the Facility Sharing prices.

Subsequently, the provisions that regulate the ICTA approval of the examination fee determined by the Co-Location and Facility Sharing incumbent have been removed, opening up the Co-Location and Facility Sharing process to negotiation. In addition, the Facility Sharing incumbent’s right to allocate a facility for its own network and investment plans has been reduced to 25% of the facility.

The ICTA published a Communiqué concerning “Cellular System Antenna Facility Design, Set Up and Sharing” on March 18, 2011 (which abolished the regulation published on April 16, 2008). The Communiqué frames antenna facilities design, set up and sharing to enable antenna usage by multiple operators. The emission points will not be determined by operators, therefore operators will have to work cellular planning together. Operators must share every antenna facility regardless of tower or building top distinction. Antenna facilities must be set up in certain capacity that at least one more operator can benefit. Finally, when antenna facility set up and sharing requests are evaluated, if the owner of the facility refuses the request, the requesting operator will be informed of the reason for the refusal. This way, negotiation between parties is supported and the ICTA involvement is kept at minimum levels.

Regulation on Spectrum in the Electronic Communication Sector

The ICTA proposed a strategy to Ministry of Transport, Maritime Affairs and Communications by a Board Decision dated July 27, 2011. Due to the fact that the decision-making authority of matters such as politics of authorization, start of service, authorization period, and the number of operators to provide service, lies with Ministry of Transport, Maritime Affairs and Communications, the ICTA has decided that:

1.	Frequencies allocated for GSM services should also be used for 3G services (within the allocation time period).

2.	Before the proposed GSM/3G usage, 2x8.6 MHz frequency (as 1 pack) in E-GSM band to be auctioned for GSM bidders who have less than 10MHz frequency in 900MHz band, 2 packs of 2x15MHz frequency each in 1800MHz band to be auctioned for GSM bidders who do not have any frequency in 1800MHz.

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

In addition, the ICTA may restrict the conditions under which certain mobile internet and services are provided by third parties. Moreover, the ICTA published a Board Decision regarding Safe Internet on August 22, 2011, and the service has begun to be offered to subscribers free of charge. Operators have been obliged to provide Safe Internet Service to subscribers, who request this service, as two separate profiles, the child profile and the family profile, each of which can restrict subscribers from accessing certain internet addresses and content. The subscribers can change their profiles or opt out from the Safe Internet Service easily.

The ICTA’s regulation of these activities could have an adverse effect on our mobile telecommunications business and we may be fined if we do not comply. Furthermore, our compliance with the ICTA’s regulations may increase the costs of our doing business and could negatively impact our financial results.

Registered Email Service Regulation

Registered Electronic Mail Service was started in July 2012. Mobile operators cannot provide registered electronic mail service; however, the service may create a new mobile business area with new bundled mobile products, which are able to service our subscribers.

Turk Telekom, Vodafone and Avea Interconnection Agreements

General

We have interconnection agreements with Turk Telekom, Vodafone, Avea and Fixed Telephony Service Operators whereby they allow us to connect our networks with theirs to enable the transmission of calls to and from our mobile communications system.

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

In addition, the parties agree to provide the other party with information that is necessary to enable the performance of their interconnection obligations, the provision of services, or the utilization of equipment and/or buildings as contemplated in the interconnection agreement.

We have ongoing disputes with Turk Telekom, Vodafone and Avea over these agreements and with the ICTA regarding its decision related to these agreements. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

Interconnection Rates—Turkcell, Vodafone, Avea and Turk Telekom

In accordance with the relevant articles of the Electronic Communications Law and subsequent Access and Interconnection Ordinance, the ICTA regulated both fixed and mobile interconnection rates. In previous years, the interconnection rates have substantially decreased with the interventions of the ICTA.

Current interconnection rates are based on the ICTA’s decision on the Interconnection Tariffs issued on February 10, 2010. The evolution of interconnection rates for voice calls between Turkcell, Vodafone, Avea, Turk Telecom and Alternative Fixed Line Operators is summarized in the table below.

	VOICE (Kurus)
	TURKCELL	VODAFONE	AVEA	TURK TELECOM			Alternative Fixed Line Operators
				Local	Single	Double
01/10/2004	15.60	15.60	15.60		4.10	5.90
01/01/2005	14.80	14.80	14.80		3.40	5.10
01/10/2005	14.00	14.00	14.00		2.00	3.70
01/01/2007	14.00	15.20	17.50		2.00	3.70
01/03/2007	13.60	14.50	16.70		1.89	3.00
01/04/2008	9.10	9.50	11.20		1.71	2.70
01/05/2009	6.55	6.75	7.75	1.39	1.71	2.70
01/04/2010	3.13	3.23	3.70	1.39	1.71	2.24	3.2

*	In September 2011, the ICTA amended its regulation on mobile termination rates by removing the restriction on the rates applicable to calls originating from international operators. After reaching commercial agreements with Turk Telekom and alternative fixed-line carriers, we began to charge higher termination rates for international calls effective August 01, 2012.

Effective July 2009, Turkcell is paid TRY 0.0170 per SMS (approximately $0.01 as of March 15, 2013) for SMS termination in its network. Respective rates for Vodafone are TRY 0.0173 per SMS (approximately $0.01 as of March 15, 2013) and for Avea 0.0187 (approximately $0.01 as of March 15, 2013).

Agreements Concluded with the Fixed Telecommunication Services Operators

Interconnection/Call Termination Agreements

Turkcell, as an “operator holding significant market power”, entered into interconnection/call termination agreements with fixed telecommunication service operators that applied to Turkcell for an agreement. Interconnection rates are regulated by the ICTA. Turkcell pays fixed-line operators TRY 0.0320 per minute (approximately $0.02 as of March 15, 2013) and fixed line operators pay Turkcell TRY 0.0313 per minute (approximately $0.02 as of March 15, 2013) for national voice call traffic.

International Transit Traffic Services Agreements

Turkcell entered into International Traffic Carrying Services Agreements with operators who applied to Turkcell for an agreement. Under these Agreements, we may carry calls to these operators’ switches for onward transmission to their destinations and these operators should provide the termination of these calls on the relevant network. These operators charge us at various prices identified within the scope of the agreement for the calls directed to numerous networks around the globe. The operators may modify their rates upon a fifteen-day advanced written notice and such rates will become applicable upon our approval.

SMS Termination Agreements

During 2011, Turkcell entered into SMS Termination Agreements with operators who applied to Turkcell for an agreement. In accordance with the ICTA regulations on SMS Termination Rates in Turkcell’s network, Fixed Telephony Service Operators pay Turkcell TRY 0.0170 per SMS (approximately $0.01 as of March 15, 2013).

MVNO Services

The ICTA has designated Turkcell as the operator having significant market power in the mobile access and call origination markets, which has implications such as mandatory MVNO access and cost-oriented call origination and termination rates. In its decision regarding the Reference Access Offer of Turkcell, dated February 5, 2013, the ICTA determined the call origination and termination fees for voice as TRY 0.0313 per minute (approximately $0.02 as of March 15, 2013), wholesale on-net voice call fee as TRY 0.0535 per minute (approximately $0.03 as of March 15, 2013), origination and termination fees for SMS as TRY 0.0170 per SMS (approximately $0.01 as of March 15, 2013) and wholesale on-net SMS fee as TRY 0.0291 (approximately $0.02 as of March 15, 2013) per SMS to be applied to the MVNOs.

Highly competitive market conditions and heavy tax burdens have discouraged potential MVNOs from entering the market for years. Nevertheless, commercial negotiations with some MVNO candidates are in progress and we expect to see some MVNO presence in the market in the coming years.

Agreements Concluded with Directory Service Providers

Turkcell entered into agreements relating to the provision of directory services with thirteen Directory Service Providers, which are licensed to provide directory services by the ICTA. The aforementioned agreements determine the principles and procedures related to the access of companies to the Turkcell database, the provision of directory services to the subscribers and the clearing procedure of the parties. Such agreements are valid and binding for a term of one year. However, if neither party notifies the other party one month before the expiration of the agreement of its request to terminate, the agreement will automatically be renewed for another one-year term.

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

4.C Organizational Structure

The following chart lists each of our key subsidiaries (including our ownership interest in Fintur) and our proportionate direct and indirect ownership interest as of March 15, 2013:

Notes:

(1)	KCell is 51% owned by Fintur and 24% owned by TeliaSonera. The remaining shares are publicly traded.
(2)	It was decided at the Board of Directors’ meeting held on October 31, 2012, to liquidate SurTur BV. The liquidation is in progress as of the date of this document.

For information on the country of incorporation of our key subsidiaries, see “Item 4.B. Business Overview”.

4.D Property, Plant and Equipment

Our principal property, plant and equipment consist of management offices, switching sites, network infrastructure sites, and network and office equipment.

The Group owns buildings in Istanbul Beyoglu (headquarters), Istanbul Maltepe, Istanbul Kartal, Istanbul Davutpasa, Istanbul Mahmutbey, Ankara Cinnah, Ankara Sogutozu, Ankara Baskent, Adana, Diyarbakir, Samsun, Izmir, Antalya, Trabzon, Bursa, Academy, Sisli, Van, Kayseri and Gaziantep.

In addition to the foregoing properties, we maintain one rented warehouse in Corlu.

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

We have switches in Istanbul, Ankara, Izmir, Adana, Antalya, Aydin, Balikesir, Bursa, Bodrum (Mugla), Corlu (Tekirdag), Corum, Denizli, Diyarbakir, Erzurum, Eskisehir, Gaziantep, Hatay, Kayseri, Kocaeli, Konya, Manisa, Mersin, Mugla, Sakarya, Samsun, Sivas, Tokat, Trabzon, Van and Zonguldak. We also have Remote BSC (“RBSC”) locations at Adiyaman, Afyon, Agri, Alanya (Antalya), Artvin, Elazig, Kars, Kutahya, Ordu, Rize, Sanliurfa and Sirnak.

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

At the end of December 2012, we owned over 32,000 base stations and leased the land underlying such base stations.

In 2009, the ICTA resolved that operators may transfer the right of use of their towers to third parties. In accordance with this resolution, we transferred the right of use of 2,914 towers to Global Tower, including the towers that are determined as suitable for right of use transfer, to be used by Global Tower for the provision of its services to the wireless broadcast and communications industry in Turkey, 265 of which were removed from the network up until the end of 2012. As of December 31, 2012, Global Tower provided services to the industry with 2,822 masts and towers built by Global Tower and 2,334 towers transferred from Turkcell located throughout Turkey.

Transmission Network Infrastructure

Each BTS is connected to a BSC via our transmission network. Turkcell’s Mobile Backhaul utilizes various transport technologies to provide for an efficient, resilient and cost effective transmission network. Connectivity between sites is provided using Microwave Radio Links and leased lines carried over Synchronous Digital Hierarchy (“SDH”) and Ethernet over Dense Wavelength Division Multiplexing (“DWDM”) where appropriate. Cell sites with site connectivity are mostly served by point-to-point microwave radio links owned and managed by Turkcell, make up more than 90% of our network. Interconnections with other Public Land Mobile Networks (“PLMN”), Public Switched Telephone Networks (“PSTN”), Long Distance Telephony Services (“LDTS”) and small operator companies are realized through leased lines connections. More than 80% of our Leased Line network connectivity is currently provided by our subsidiary “Turkcell Superonline”. The rest of the Leased Lines are provided by the incumbent Telekom operator “Turk Telekom”. With the growth of data usage and in preparation for “LTE”, fiber optic connectivity to cell cites has also become a part of our network topology. As a result the overall infrastructure capacity usage is fully optimized and a high grade of availability is achieved through topology resiliency and packet base IP Mobile Backhaul network infrastructure.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our management with regard to our financial condition and the results of our operations should be read together with the consolidated financial statements included in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Item 3.D. Risk Factors” and elsewhere in this annual report.

Overview of the Turkish Economy

2012 was a challenging year for global markets. Global growth has bottomed out in 2012 and the world is headed for a slow recovery. However, aggressive central bank actions and policy makers in the world have reduced financial stress and tail risks. The slowdown in Turkey’s growth in 2012 is viewed positively, as Turkey has improved its external balances significantly and avoided a recession at the same time. Against this slowdown, Turkish economy grew uninterruptedly for twelve quarters in a row and grew by 2.2% in 2012. The GDP growth is expected to be at around 4.5% in 2013, driven by domestic demand.

The economic backdrop to 2013 is more favorable than it was a year ago. 2013 is likely to be another year of modest global growth, with sizeable divergences between regions and countries. The International Monetary Fund (IMF) expects that overall global growth will strengthen gradually from 3.2% in 2012 to 3.5% in 2013 and about 4.1% in 2014, a little below the long run average. 2013 will still be another challenging year, as developed countries continue to battle high debt levels and austerity. Although the fears of a Eurozone break-up have receded, a slow acceleration of U.S. economic activity, U.S. fiscal uncertainty, continued Eurozone recession, economic slowdown in the Indian and Chinese economies and political instability in the Middle East and North Africa (MENA) region make the global growth sluggish despite the support of emerging markets (EM). On the U.S. side, the Federal Reserve (FED) may signal and even commence its exit strategy in the second half of the year. Stronger economic data, especially from unemployment, may stop asset purchases known as Quantitative Easing (QE). In Europe, there are certainly more steps to be taken but the political commitment seems relatively solid for a much more tightly integrated Euro area. EM continue to be the key driving force for global economic growth.

The medium-term risks for the Turkish economy relate to the high current account deficit, lack of long-term quality financing and high credit growth. The policy framework, implemented by the Central Bank of the Republic of Turkey (CBRT), has helped dampen domestic demand and rebalance the economy. The current account deficit has narrowed significantly to an estimated 6.0% of GDP in 2012 from 9.9% in 2011. The current account deficit is expected to widen to a limited extent in 2013. However, a second investment grade rating (possibly from Moody’s) should keep capital inflows abundant. If Turkey’s strong growth is to be sustainable over the long term, high quality financing will be required.

2012 was not only a year of rebalancing but also a period of important achievements on the disinflation front. Inflation followed a downward path throughout the year and, at the end of the year, came down to the lowest level recorded in the last 44 years. Inflation ended in 2012 at 6.2% led by a decline in food prices. The latest CBRT expectation survey indicates that consumer inflation is expected to be 6.5% at the end of 2013. Excise tax hikes in early 2013 and the recovery in domestic demand are the main upside risks to the inflation outlook.

Since the end of 2010, the CBRT has designed and implemented a new policy framework which takes into account macro financial risks. Under the new strategy, monetary policy put special emphasis on containing the potential excessive volatility in domestic credit and exchange rates caused by capital flows. In this respect, credit growth was slowed down and the exchange rate was aligned closer with economic fundamentals since the end of 2010. Data releases throughout 2012 have revealed that the implemented policy mix has been effective. The composition of growth has displayed a healthier outlook, while the rebalancing process became more significant.

As the Syrian conflict continues with no immediate solution on the horizon, Turkey remains vulnerable to geopolitical risks. There is a risk that Syria’s civil war could spiral beyond the country’s borders. In 2013, the preparation of a new constitution will likely be the main local political focus. However, growing attacks by terrorists could slow the process of making the new constitution. Clashes in the southeast, unrest near the southern border (Syria) and tension in the Middle East region are the most important political risks in Turkey. Moreover, Turkey will enter an extended electoral period, with municipal elections in 2013, presidential elections in 2014 and parliamentary elections in 2015.

2012 proved to be a modest year for EM currencies, as developed market central banks continued accommodative monetary policies. On average, EM currencies appreciated in 2012, compared to losses in 2011. TRY had outperformed among most of the EM currencies in 2012, driven partly by the CBRT’s tight liquidity policy and Fitch’s investment grade credit rating. TRY appreciated about 5.6% against the USD in 2012. 2013 is likely to be another year of developed market central bank activism that could provide positive tailwinds for EM currency. However, the CBRT remains focused on financial stability and aims to dampen the appreciation pressure on the TRY to ensure the ongoing balanced economic growth.

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

Under Law No. 6322, effective July 1, 2012, new subscriptions for Machine to Machine (M2M) simcards is not subject to the special communication tax levied upon new subscriptions.

The special communications tax on new subscriptions was TRY 37 (equivalent to $20.4 as of March 15, 2013) and TRY 34.0 (equivalent to $18.8 as of March 15, 2013) in 2012 and 2011, respectively. As of January 1, 2013, the special communications tax on new subscriptions levied is TRY 39 (equivalent to $21.5 as of March 15, 2013). The tax has had a correlative negative impact on mobile usage.

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

The license fee is paid once on the subscription per subscriber. As of January 1, 2012, the license fee was TRY 14.56 (equivalent to $8.03 as of March 15, 2013). The license fee is paid to the government in equal installments, which is divided into the number of months remaining in the year. However, it is collected in 12 equal monthly installments. As of January 1, 2013, the license fee is TRY 15.68 (equivalent to $8.65 as of March 15, 2013).

The payment of the annual utilization fee to the government depends on whether a subscriber is postpaid or prepaid. For postpaid subscribers, the monthly utilization fee is TRY 1.31 (equivalent to $0.72 as of March 15, 2013), and is charged to subscribers monthly. For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers at the previous year-end by the annual utilization fee and the calculated bulk annual utilization fee is paid by the GSM operators the following year on the last business day in February. We decided to collect utilization fees from some of our prepaid subscribers starting from June 2011.

Special Consumption Tax

The Special Consumption Tax (“SCT”) is a tax on prescribed goods, which includes mobile phones. The SCT is charged on mobile phones either when they are imported or when they are sold by Turkish manufacturers. The SCT rate on mobile phones (mobile phones are legally defined as “transmitter/receiver cellular phones”) was 20% prior to October 13, 2011, and the SCT calculated in accordance with the 20% rate must not fall below TRY 40 (equivalent to $22.1 as of March 15, 2013) per cellular phone device (Temporary Article 6 of Special Consumption Tax Code).

The SCT rates were raised on some motor vehicles, mobile phones, alcoholic beverages and tobacco products by a Decision of the Board of Ministers, which was published in the Official Gazette on October 13, 2011. The SCT rate over cellular phones was increased from 20% to 25% and the minimum SCT amount to be calculated was increased to TRY 100 (equivalent to $55.2 as of March 15, 2013) (previously the minimum SCT amount was TRY 40 (equivalent to $22.1 as of March 15, 2013)) effective from October 13, 2011.

For a description of various tax related disputes to which we are party, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements and for the period then ended. On an ongoing basis, we evaluate the estimates used. We base our estimates on historical experience, actuarial estimates, current conditions and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities and are not readily apparent from other sources. Actual results may differ from these estimates. Our critical accounting policies are disclosed in Note 3 (Significant Accounting Policies) to our consolidated financial statements in this Form 20 F.

5.A Operating Results

Our audited consolidated financial statements as of December 31, 2012 and December 31, 2011 and for each of the years in the three-year period ended December 31, 2012 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

Overview of Business

Turkcell, a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. We operate under a 25-year GSM license (the “2G License”) and a 20-year GSM license (the “3G License”). We were granted the 2G License in April 1998 upon payment of an upfront license fee of $500 million. On April 30, 2009, we signed a license agreement with the ICTA, which provides authorization for providing IMT 2000/UMTS services and infrastructure. We acquired the A type license providing the widest frequency band for a consideration of EUR 358 million (excluding VAT). The 3G License is effective for 20 years starting from April 30, 2009. Pursuant to the agreement, we started to provide IMT 2000/UMTS services as of July 30, 2009.

Under our 2G License, we pay the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly treasury share equal to 15% of our gross revenue. Of such fee, 10% is paid to the Ministry of Transport, Maritime Affairs and Communications of Turkey (“Turkish Ministry”) for the universal service fund. Based on a law enacted on July 3, 2005 concerning the regulation of privatization, the gross revenue description used for the calculation of the treasury share and universal service fund was changed. According to such regulation, accrued interest charged for late collections, indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue. In light of such changes, we applied to the ICTA to revise the related articles of the amended agreement and completed certain necessary procedures. The Council of State, the highest administrative court, approved the agreement on March 10, 2006. The resulting definition of gross revenue for the treasury share has been effective since March 10, 2006.

We believe that the build-out of our network in Turkey is substantially completed. As of December 31, 2012, our network covered 100% of Turkish cities with a population of 1,000 or more and the majority of Turkey’s tourist areas and principal intercity highways (according to the Turkish Statistical Institute 2010 Census). We currently meet the coverage requirements of our 2G license in all material respects.

In accordance with our 3G license agreement, we are required to cover the population within the borders of all metropolitan municipalities and within the borders of all cities and municipalities in three and six years, respectively. Moreover, we are required to cover the population in all settlement areas with a population higher than 5,000 and 1,000 in eight and ten years, respectively, following the date of the agreement. As of December 31, 2012, we had reached 84.02% population coverage (based on the decision of the ICTA numbered 2012/DK-12/180 and dated April 25, 2012).

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

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2012, that number had grown to 69.2 million.

According to the ICTA’s announcements, there were 67.7 million GSM lines in the Turkish GSM market as of December 31, 2012. In addition, the penetration rate in such market was 90% as of December 31, 2012. Despite the increasingly competitive environment, we sustained our leading market position with a market share of 52% for the year ended December 31, 2012, according to the ICTA’s announcements. We increased our postpaid subscriber base from 34% in 2011 to 38% in 2012 due to our focus on value. On the channel front, we made revisions to our existing subdealer network and the commission structure to increase the availability of the Turkcell brand. As of December 31, 2012, we had 21.9 million prepaid and 13.2 million postpaid subscribers in our Turkish GSM network. We recorded the highest usage levels since 2001. Our average MoU in Turkey increased 14% to 243.3 minutes in 2012 from 213.8 minutes in 2011, as a result of our successful campaigns. Our average revenue per user in Turkey decreased to $11.6 in 2012 from $11.9 in 2011 mainly arising from the depreciation of the TRY against the USD. In TRY terms, ARPU increased to TRY 20.9 in 2012 compared to TRY 19.8 in 2011. Despite the intensifying challenges in the macroeconomic, competitive and regulatory environment, we have increased our average revenue per user metric in Turkey mainly due to higher voice and mobile internet usage and an increase in the postpaid subscriber base.

Our revenues are generated in large part from interconnection fees and retail tariffs. Regulatory decisions have had and may continue to have the effect of decreasing interconnection rates and imposing minimum and maximum prices on our retail tariffs. For a more detailed discussion of these factors, please see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Our churn rate for operations in Turkey was 27.1% for the year ended December 31, 2012, compared to 27.9% for the year ended December 31, 2011. Our churn rate decreased 0.8 percentage points.

We have an allowance for doubtful receivables in our consolidated financial statements for non-payments and disconnections that amounted to $392.9 million and $327.4 million as of December 31, 2012 and 2011 respectively, which we believe is adequate. The main reason for the increase in allowance for doubtful receivables is an increase in the postpaid subscriber base and increased handset bundled offers. The allowance for doubtful receivable in USD terms also increased with the appreciation of TRY against the USD. In TRY terms, allowance for doubtful receivables increased by 13.2%.

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

Administrative Expenses

Administrative expenses consist of fixed costs, including company cars, office rental, office maintenance, travel, insurance, consulting, collection charges, wages, salaries and personnel expenses for non-technical, non-marketing, and non-sales employees, and other overhead charges. Our administrative expenses also include bad debt expenses of our subscribers and customers.

Selling and Marketing

Selling and marketing expenses consist of customer relations, sales promotions, dealer activation fees, advertising, prepaid frequency usage fees, wages, salaries and personnel expenses of sales and marketing related employees, and other expenses, including travel expenses, office expenses, insurance, company car expenses, and training and communication expenses.

Results of Operations

The following table shows information concerning our consolidated statements of operations for the years indicated:

	For the years ended December 31,
	2012	2011	2010
(in $ millions)
Revenues	5,865.8	5,609.7	5,982.1
Direct cost of revenues	(3,622.3)	(3,528.9)	(3,349.0)

Gross Profit	2,243.5	2,080.8	2,633.1
Administrative expenses	(270.5)	(246.5)	(347.3)
Selling and marketing expenses	(953.2)	(1,010.6)	(1,085.8)
Other income/(expense)	(58.8)	(128.7)	(49.5)

Results from operating activities	961.0	695.0	1,150.5
Finance costs	(125.5)	(289.7)	(102.6)
Finance income	386.1	330.3	277.1

Net finance income/(costs)	260.6	40.6	174.5
Monetary gain	95.3	144.8	—
Share of profit of equity accounted investees	121.7	136.9	122.8

Profit before income taxes	1,438.6	1,017.3	1,447.8
Income tax expense	(291.5)	(292.2)	(320.8)

Profit for the year	1,147.1	725.1	1,127.0
Attributable to:
Equity holders of the Company	1,158.8	751.7	1,170.2
Non-controlling interest	(11.7)	(26.6)	(43.2)
Profit for the year	1,147.1	725.1	1,127.0

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	For the years ended December 31,
	2012	2011	2010
Statement of Operations Data (% of revenue)
Revenues
Communication fees	91.6	93.2	94.8
Commission fees and revenue on betting business	1.5	0.9	0.5
Other revenue	6.9	5.9	4.7
Total revenue	100.0	100.0	100.0
Direct cost of revenues	(61.8)	(62.9)	(56.0)
Gross margin	38.2	37.1	44.0
Administrative expense	(4.6)	(4.4)	(5.8)
Selling and marketing expenses	(16.3)	(18.0)	(18.2)
Other operating income/(expense)	(1.0)	(2.3)	(0.8)
Results from operating activities	16.4	12.4	19.2

Segment Overview

We have three reportable segments, as described below, which are based on the dominant source and nature of our risk and returns as well as our internal reporting structure. These strategic segments offer similar types of services, but they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

We are comprised of the following main operating segments: Turkcell, Euroasia and Belarusian Telecom, all of which are GSM operators in their countries.

Other operations mainly include our companies operating in telecommunications, internet and broadband, betting, call center and value added services.

	Turkcell	Euroasia	Belarusian Telecom	Other	Total
	2012	2012	2012	2012	2012
(in $ million)
Total external revenues	4,844.9	402.2	62.2	556.6	5,865.8
Intersegment revenue	24.8	3.3	0.1	402.5	430.6
Reportable segment adjusted EBITDA	1,511.5	114.4	(5.4)	213.7	1,834.3
Finance income	369.2	2.5	0.6	57.6	429.8
Finance cost	(55.7)	(56.7)	(66.2)	(36.6)	(215.1)
Monetary gain	—	—	95.3	0.0	95.3
Depreciation and amortization	(506.2)	(116.9)	(46.3)	(137.4)	(806.8)
Share of profit of equity accounted investees	—	—	—	121.7	121.7
Other material non-cash items:
Bad debt expense	55.9	0.2	1.8	4.5	62.4
Impairment on equity accounted investees	—	—	—	40.3	40.3

	Turkcell	Euroasia	Belarusian Telecom	Other	Total
	2011	2011	2011	2011	2011
(in $ million)
Total external revenues	4,805.5	364.5	47.9	391.8	5,609.7
Intersegment revenue	13.0	4.3	0.1	414.3	431.7
Reportable segment adjusted EBITDA	1,507.8	94.2	(12.2)	190.9	1,780.7
Finance income	283.0	0.7	15.5	59.0	358.2
Finance cost	108.9	(56.3)	(283.9)	(160.0)	(391.3)
Monetary gain/(loss)	—	—	144.8	—	144.8
Depreciation and amortization	(485.8)	(116.5)	(224.5)	(111.3)	(938.1)
Share of profit of equity accounted investees	—	—	—	136.9	136.9
Other material non-cash items:
Impairment on goodwill	—	—	53.0	—	53.0
Bad debt expense	28.4	0.4	1.0	1.6	31.4
Impairment on equity accounted investees	—	—	—	15.8	15.8

	Turkcell	Euroasia	Belarusian Telecom	Other	Total
	2010	2010	2010	2010	2010
(in $ million)
Total external revenues	5,294.1	334.0	48.9	305.1	5,982.1
Intersegment revenue	14.7	5.3	0.1	386.3	406.4
Reportable segment adjusted EBITDA	1,751.1	64.5	(32.6)	213.6	1,996.6
Finance income	255.4	0.8	0.8	60.1	317.1
Finance cost	(34.6)	(44.0)	(28.5)	(66.1)	(173.2)
Depreciation and amortization	(474.7)	(120.4)	(80.8)	(92.1)	(768.0)
Share of profit of equity accounted investees	—	—	—	122.8	122.8
Other material non-cash items:
Impairment on goodwill	—	—	23.5	—	23.5
Bad debt expense	122.7	(1.3)	0.4	4.5	126.3

Turkcell

2012 compared to 2011

Total revenues generated by Turkcell slightly increased 1.1%, to $4,869.7 million in 2012 from $4,818.5 million in 2011, mainly due to an increase in voice revenues and mobile broadband and services revenues partially netted off with the 7.3% depreciation, on average, of the TRY against the USD. On a TRY basis, total revenues increased 8.6% mainly due to 6% growth in voice revenues and 17% growth in mobile broadband and services revenues. For a more detailed discussion of the factors affecting our revenues, please See “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Turkcell’s EBITDA slightly increased 0.2% to $1,511.5 million in 2012 from $1,507.8 million in 2011. On a TRY basis, EBITDA increased 7.8%, primarily due to an increase in revenues and a decrease in selling and marketing expense, which was partially offset by an increase in direct cost of revenues and administrative expenses. The decrease in selling and marketing expense mainly resulted from a decrease in prepaid frequency usage fee and selling expenses. The increase in the direct cost of revenues mainly resulted from an increase in interconnect costs arising from an increase in off-net airtime; together with higher fixed network costs and wages and salaries expenses. The increase in administrative expenses mainly resulted from an increase in bad debt expenses.

Net finance income decreased 20.0% from $391.9 million in 2011 to $313.5 million in 2012. On a TRY basis, net finance income also decreased 15.6% mainly due to a change in foreign exchange gain/(loss), which was partially offset by an increase in interest income. 5.6% appreciation of the TRY against the USD in 2012, as opposed to the 22.2% depreciation of the TRY against the USD in 2011, has a negative impact on net finance income since Turkcell has a long position. Interest income on time deposits increased due to an increase in the cash balance and an increase in interest rates.

Depreciation expense increased 4.2% from $485.8 million in 2011 to $506.2 million in 2012. On a TRY basis, depreciation expense also increased by 11.8%.

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

Net finance income increased 77.5%, from $220.8 million in 2010 to $391.9 million in 2011. On a TRY basis, net finance income also increased 99.5% mainly due to an increase in interest income resulting primarily from increased interest income on time deposits due to an increase in the cash balance including time deposits with maturity of more than 3 months. Change in foreign exchange gain/(loss) due to the 22.2% depreciation of the TRY against the USD in 2011, as opposed to the 2.7% depreciation of the TRY against the USD in 2010, also has a positive impact on improvement of net finance income since Turkcell has a long position.

Depreciation expense increased 2.3% from $474.7 million in 2010 to $485.8 million in 2011. On a TRY basis, depreciation expense also increased by 13.6%.

Euroasia

2012 compared to 2011

Astelit, in which we hold a 55.0% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”. Since its inception in February 2005, Astelit has worked on establishing network coverage to provide high quality services in Ukraine. Astelit’s subscriber base increased 14.4% from 9.7 million at the end of December 31, 2011 to 11.1 million at the end of December 31, 2012. Euroasia’s segment revenue increased 9.9%, from $368.8 million in 2011 to $405.4 million in 2012. Euroasia’s segment revenue increased by 10.2% on an original currency basis mainly stemming from the subscriber base expansion and higher mobile internet and other value-added service revenues.

Euroasia’s EBITDA increased 21.4% to reach $114.4 million in 2012 from $94.2 million in 2011. As a percentage of revenues, EBITDA increased 2.7 percentage points to 28.2% in 2012 from 25.5% in 2011. Improvement in EBITDA mainly resulted from an efficient approach to marketing expenses, as well as other cost-control initiatives conducted by Euroasia which resulted in lower marketing and general administrative expenses both in nominal terms and as a percentage of revenues on an original currency basis.

Net finance cost decreased 2.5%, from a $55.6 million loss in 2011 to a $54.2 million loss in 2012, mainly due to an increase in interest income and a decrease in foreign exchange loss as a result of almost no change in Ukrainian Hryvnia against the U.S. Dollar in 2012, as opposed to 0.4% depreciation of the local currency against the U.S. Dollar in 2011, since Euroasia has a short position.

2011 compared to 2010

Astelit’s subscriber base increased 6.6% from 9.1 million at the end of December 31, 2010 to 9.7 million at the end of December 31, 2011. Euroasia’s segment revenue increased 8.7%, from $339.3 million in 2010 to $368.8 million in 2011. Euroasia’s segment revenue increased by 9.2% on an original currency basis mainly stemming from the growth in the subscriber base as well as growth in mobile internet usage and roaming revenues.

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

Belarusian Telecom

2012 compared to 2011

In 2012, Belarusian Telecom’s subscriber base decreased 38.9% from 1.8 million in 2011 to 1.1 million people in line with Belarusian Telecom’s churn policy and value focus approach. Belarusian Telecom’s segment revenues increased 29.6% from $48.0 million in 2011 to $62.2 million in 2012. Belarusian Telecom’s segment revenues increased by 33.1% on an original currency basis.

Belarusian Telecom’s EBITDA improved 55.7% from a $12.2 million loss in 2011 to a $5.4 million loss in 2012. On an original currency basis, Belarusian Telecom’s EBITDA improved as well due to an increase in revenues partially netted off with an increase in direct cost of revenues and selling and marketing expenses.

Net finance cost decreased 75.6% to a $65.6 million loss in 2012 from a $268.4 million loss in 2011, mainly due to a decrease in foreign exchange loss as a result of the devaluation of the Belarusian Ruble against the U.S. Dollar in 2011 by 178.3%, while the Belarusian Ruble only depreciated 2.6% in 2012.

As at December 31, 2012, an impairment test was performed for Belarusian Telecom and an after tax impairment in the amount of $5.1 million was calculated for the cash-generating unit, allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and included in the depreciation expense. The tax effect of the long-lived asset impairment of $1.7 million is included in the deferred taxation benefit.

2011 compared to 2010

In 2011, Belarusian Telecom’s subscriber base grew 20%, reaching 1.8 million people, compared to 1.5 million in 2010, and as a result, Belarusian Telecom’s segment revenue increased on a constant U.S. dollar basis. However, Belarusian Telecom’s segment revenues decreased 2.1% from $49.0 million in 2010 to $48.0 million in 2010 due to the 69.1% devaluation of Belarusian Ruble in 2011, on average.

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

As at December 31, 2011, an impairment test was performed for Belarusian Telecom and an after-tax impairment in the amount of $206.0 million was calculated for the cash-generating unit, mainly due to adverse performance against previous plans resulting from the deteriorated economic environment in Belarus since the second quarter of 2011, and due to the increase in the carrying amount of Belarus operations resulting from inflation accounting, as Belarus was recognized as being a hyperinflationary economy within the context of IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”), as per the decision taken in the fourth quarter of 2011. The aggregate carrying amount of goodwill arising from the acquisition of Belarusian Telecom was impaired by $53.0 million and is included in other expenses. The remaining impairment amounting to $169.3 million was allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and is included in the depreciation expense. The tax effect of the long-lived asset impairment of $16.3 million is included in the deferred taxation benefit.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

We had 35.1 million GSM subscribers in Turkey, including 21.9 million prepaid subscribers, as of December 31, 2012, compared to 34.5 million GSM subscribers in Turkey, with 22.9 million prepaid subscribers, as of December 31, 2011. During 2012, we recorded positive net additions of 0.6 million Turkish GSM subscribers.

In Ukraine, we had 11.1 million and 9.7 million subscribers as of December 31, 2012 and 2011, respectively. During 2012, we gained approximately 1.4 million new Ukrainian GSM subscribers. This was primarily due to positive returns on the regional growth strategy.

Revenues

Total revenues for the year ended December 31, 2012 increased 4.6% to $5,865.8 million, from $5,609.7 million in 2011. On a TRY basis, our revenues increased 12.1% compared to 2011, mainly due to a 6% growth in Turkcell Turkey’s voice revenues and a 17% growth in Turkcell Turkey’s mobile broadband and services revenues, as well as a higher contribution from our subsidiaries, particularly through Turkcell Superonline and Astelit.

Revenues from communication fees for the year ended December 31, 2012 increased 2.8% to $5,374.0 million, from $5,225.4 million in 2011. Our revenues from communication fees increased 10.3% on a TRY basis due to the growth in mobile internet and service revenues together with the increase in interconnect revenues due to the increase in incoming airtime and the increase in outgoing revenues due to an increase in outgoing airtime. Communication fees consist of revenues from postpaid and prepaid subscribers, interconnect revenues and roaming revenues. In Turkey, postpaid revenue increased significantly whereas prepaid revenue increased slightly compared to 2011. Postpaid subscriber usage is generally higher than prepaid subscriber. In Turkey, during 2012, we maintained our focus on the postpaid segment, with newly launched campaigns and offers, increased data lines, increased penetration of smartphones and promotions to switch customers from the prepaid to the postpaid segment. We focus on postpaid subscribers because there is, in general, higher average revenue per postpaid subscriber and a lower churn rate. In 2012, postpaid average revenue per user was TRY 37.7 whereas prepaid average revenue per user was TRY 11.5. These figures indicate that postpaid average revenue per user is approximately 3.3 times the prepaid average revenue per user. Therefore, the increase in the number of postpaid subscribers has a positive effect on blended average revenue per user.

Commission fees and revenue on betting business increased to $89.0 million for the year ended December 31, 2012, from $51.4 million for the year ended December 31, 2011. On a TRY basis, commission fees and revenue on betting business increased 83.9%. This increase was primarily due to the increase in betting turnover in Turkey and revenue on betting business generated in Azerbaijan.

Monthly fixed fees revenue decreased 19.7% to $50.6 million for the year ended December 31, 2012, compared to $63.0 million for the year ended December 31, 2011. On a TRY basis, monthly fixed fees revenue decreased 13.2% mainly due to the increased usage of packages which do not include monthly fixed fees.

Direct cost of revenues

Direct cost of revenues, including depreciation and amortization, increased 2.6% to $3,622.3 million in 2012 from $3,528.9 million for the year ended December 31, 2011. On a TRY basis, direct cost of revenues increased 9.0% compared to 2011, due to an increase in interconnect costs, network related expenses and wages and salaries.

Treasury shares and universal funds paid to the Turkish Treasury and Ministry of Transport, Maritime Affairs and Communications (“Turkish Ministry”) decreased 0.7%, from $772.4 million for the year ended December 31, 2011 to $767.0 million in 2012. However, they increased 6.6% on a TRY basis lower than the increase in revenues due to increased contribution of subsidiaries to revenues.

Depreciation and amortization charges (including impairment charges) decreased 14.7%, from $924.4 million for the year ended December 31, 2011 to $788.6 million in 2012, while on a TRY basis depreciation and amortization charges decreased 11.4%, mainly due to a significant decrease in the impact of inflation accounting in Belarus and the impairment impact recognized for Belarusian operations. The amortization expense for our GSM license and other telecommunication operating licenses was $57.5 million and $66.0 million for the years ended December 31, 2012 and 2011, respectively.

Interconnection and termination costs increased 21.6% to $768.1 million in 2012 from $631.7 million for the year ended December 31, 2011. They increased 29.9% on a TRY basis due to a significant increase in off-net traffic.

Transmission costs, site costs and maintenance costs decreased approximately 12.4%, from $148.0 million for the year ended December 31, 2011 to $129.7 million in 2012. On a TRY basis, these costs decreased 6.4%, mainly resulting from the decrease in the leased lines from Turk Telekom, partially netted off with the increase in Turk Telekom tariffs with the reduction in volume based discount rates effective January 1, 2012. Furthermore, uncapitalizable radio costs and expenses increased 9.4%, from $349.8 million for the year ended December 31, 2011 to $382.8 million in 2012. Radio costs increased 16.4% on a TRY basis mainly due to the increase in the number of radio base stations and increase in energy prices.

Wages, salaries and personnel expenses for technical personnel increased 14.4% to $315.4 million in 2012 from $275.8 million for the year ended December 31, 2011. They increased 22.6% on a TRY basis mainly due to the periodic increase in wages and salaries.

Roaming expenses remained almost stable at $47.5 million in 2012 compared to $47.9 million for the year ended December 31, 2011. On a TRY basis they increased 5.7% mainly due to an increase in roaming durations between international operators and Turkcell; partially netted off with the decrease in roaming tariffs.

As a percentage of revenues, direct cost of revenues decreased 1.1 percentage points to 61.8% in 2012, from 62.9% in 2011, mainly due to decreases in depreciation and amortization expenses 3.0 pp and other items 0.4 pp as opposed to an increase in interconnection and termination expenses 1.8 pp wages and salaries 0.5 pp as a percentage of revenues.

Gross profit margin increased 1.1 percentage points to 38.2% in 2012 from 37.1% in 2011.

Administrative expenses

General and administrative expenses increased 9.7%, to $270.5 million in 2012 from $246.5 million in 2011. On a TRY basis, these expenses increased 17.8%, mainly due to an increase in bad debt expenses resulting from the increase in the postpaid subscriber base and increased handset bundled offers, together with the increase in wages and salary expenses arising from periodic increases in such figures. As a percentage of revenues, general and administrative expenses increased to 4.6% for the year ended December 31, 2012, from 4.4% in 2011.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 1.4%, to $99.5 million in 2012 from $98.1 million for the year ended December 31, 2011. On a TRY basis, they increased 8.2%, primarily due to periodic increases in wages.

Bad debt expenses increased 98.7% to $62.4 million in 2012 from $31.4 million for the year ended December 31, 2011. On a TRY basis, bad debt expense increased 118.4%, mainly due to an increase in the postpaid subscriber base and increased handset bundled offers. We provided an allowance of $392.9 million and $327.4 million for doubtful receivables for the years ended December 31, 2012 and 2011, respectively, depending on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions.

Other administrative expenses, including collection and consulting expenses, decreased 7.2% to $108.6 million in 2012 from $117.0 million for the year ended December 31, 2011 mainly due to the 7.3% depreciation, on average, of the TRY against the USD. On a TRY basis, other administrative expenses remained almost stable.

Selling and marketing expenses

Selling and marketing expenses decreased 5.7% to $953.2 million in 2012 from $1,010.6 million for the year ended December 31, 2011. However, on a TRY basis, they increased 1.2%, primarily due to higher selling and marketing expenses together with higher wages and salary expenses partially netted off with a decrease in frequency usage fees paid for prepaid subscribers. As a percentage of revenues, selling and marketing expenses decreased from 18.0% for the year ended December 31, 2011 to 16.3% for the year ended December 31, 2012.

Selling expenses, which consist of distributor support, dealer support, and other selling expenses, decreased 1.5%, to $409.2 million for 2012 from $415.6 million for 2011. On a TRY basis, selling expenses increased 5.3%, mainly due to an increase in distributor supports resulting from an increase in dealer and distributor support.

Total marketing expenses, which consist of advertising, market research, sponsorships expenses and customer relations expenses, decreased 4.6%, to $264.9 million in 2012 from $277.6 million for the year ended December 31, 2011. On a TRY basis, marketing expenses increased 2.3% mainly due to an increase in mobile services revenues.

Prepaid subscribers’ frequency usage fee expenses decreased 39.8%, to $66.8 million in 2012 from $111.0 million for the year ended December 31, 2011. On a TRY basis, these expenses decreased 33.4%, mainly as a result of the positive impact of the frequency fee charged to some of the prepaid subscribers starting from June 2011 partially netted off with the increase in prepaid frequency usage fee paid arising from the increase in tariffs while the prepaid subscriber base decreased.

Wages, salaries and personnel expenses for selling and marketing employees increased 9.0%, to $154.5 million in 2012 from $141.7 million for the year ended December 31, 2011. On a TRY basis, these expenses increased 16.9%, due to an increase in the number of employees and periodic increase in wages and salaries.

Other operating income/(expense)

Other net operating expenses decreased to $58.8 million in 2012 from $128.7 million in 2011, mainly due to a decrease in impairment charges recognized on our investments together with the decrease in legal penalties incurred in 2012.

Other expenses for the year ended December 31, 2012 are mainly comprised of: an impairment charge recognized on our investments in A-Tel amounting to $40.3 million due to the annulment of the service provider and distribution agreement with A-Tel via notification dated January 31, 2012, which was effective August 1, 2012; the carrying amount of A-Tel in our consolidated financial statements is decreased to our share on the net assets of A-Tel as at December 31, 2012. Additionally, we accrued a provision before tax effect amounting to $19.3 million and recognized the provision in other expense as explained in Note 15 and 34 (Investments in equity accounted investees and Related parties) to our Consolidated Financial Statements in this Form 20-F. Other expenses also includes payments and provisions for the penalties imposed by the ICTA for not complying with the aforementioned and relevant regulations, as explained in Note 33 (Commitments and Contingencies, Legal Proceedings) to our Consolidated Financial Statements in this Form 20-F, amounting to $6.4 million.

Results from operating activities

Results from operating activities increased to $961.0 million in 2012 from $695.0 million for the year ended December 31, 2011. As a percentage of revenues, results from operating activities increased from 12.4% in 2011 to 16.4% in 2012 mainly due to a decrease in selling and marketing expenses, in the direct cost of revenues and other operating income/(expense) as a percentage of revenues.

Net financial income/(costs)

Net financial income increased $260.6 million in 2012 from $40.6 million in 2011, due to a decrease in financial expenses from $289.7 million in 2011 to $125.5 million in 2012, mainly arising from a lower foreign exchange loss and an increase in finance income from $330.3 million in 2011 to $386.1 million in 2012. On a TRY basis, net financial income increased to TRY 467.5 million in 2012 from TRY 17.3 million in 2011.

Finance income increased 16.9% to $386.1 million in 2012 from $330.3 million for the year ended December 31, 2011. On a TRY basis, it increased 26.8% due to an increase in interest income on time deposits resulting from the increase in cash balance including time deposits and an increase in interest rates.

Finance cost decreased 56.7% to $125.5 million in 2012 from $289.7 million for the year ended December 31, 2011. On a TRY basis, it decreased 57.6%, mainly due to lower foreign exchange loss, which decreased from a $202.7 million loss in 2011 to a $2.4 million loss in 2012 mainly due to the absence of devaluation recognized in the Belarusian Ruble against the U.S. Dollar in 2011. Foreign exchange losses in 2012 and 2011 are mainly attributable to our net foreign exchange position.

Monetary gain

Monetary gain which we recognize from our Belarusian operations decreased 2.6% in 2012, to $95.3 million from $144.8 million in 2011. The economic environment in Belarus deteriorated significantly starting from the second quarter of 2011. The cumulative inflation in the last three years exceeded 100%. As a result, Belarus was considered a hyperinflationary economy. As a consequence, the accounting rules for “Reporting in hyperinflationary economies” were applied to our Belarusian operations for the years ending December 31, 2012 and 2011. With respect to this, monetary gain is recorded as a result of the effect of general inflation and calculated as the difference resulting from the restatement of non-monetary assets, equity and statement of income items.

Share of profit of equity accounted investees

Our share of profit of equity accounted investees decreased 11.1% in 2012 to $121.7 million from $136.9 million for 2011, mainly due to a lower net income contribution from Fintur.

We have eliminated A-Tel’s revenue that is generated from services rendered to us to the extent of our share in A-Tel, with corresponding elimination from selling and marketing expenses in our consolidated financial statements. This consolidation elimination had a negative impact on the share of profit of the equity accounted investees line.

Since the service provider and distribution agreement with A-Tel was annulled via notification dated January 31, 2012, which was effective August 1, 2012, the carrying amount of A-Tel in our consolidated financial statements is decreased to our share on the net assets of A-Tel as at December 31, 2012. Additionally, we accrued a provision before tax effect amounting to $19.3 million and recognized in other expenses explained in Note 15 and 34 (Investments in equity accounted investees and Related parties) to our Consolidated Financial Statements in this Form 20-F.

Furthermore SDIF, holding 50% of A-Tel, filed a lawsuit as detailed in Note 33 (Commitments and Contingencies, Dispute on termination of agreements with A-Tel) to our Consolidated Financial Statements in this Form 20-F. The lawsuit is pending.

Income tax expense

Income tax expense decreased 0.2% in 2012 to $291.5 million from $292.2 million in 2011. On a TRY basis, income tax expense increased 7.7%.

The effective tax rate was 20.3% and 28.7% for the years ended December 31, 2012 and 2011, respectively.

Our domestic tax rate is 20%. Differences between the effective tax rate and our domestic tax rate include, but are not limited to, the effect of allowance for deferred tax assets, tax rates in foreign jurisdictions, tax exempt income and non-deductible expenses.

Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated financial statements of operations under “non-controlling interests”. Non-controlling interests decreased to a $11.7 million gain for the year ended December 31, 2012, compared to a $26.6 million gain for 2011.

Non-controlling interest gain from Euroasia’s net loss amounting to $56.1 million in 2012 is $25.2 million for the year ended December 31, 2012, whereas the non-controlling interest gain from Euroasia’s net loss amounting to $75.8 million in 2011 is $34.1 million. In addition, net profit generated by Inteltek for the years ended December 31, 2012 and 2011 resulted in a loss from non-controlling interests of approximately $13.0 million and $9.6 million, respectively.

Profit for the year attributable to equity holders of the Company

Profit for the year attributable to equity holders of the Company increased from $751.7 million in 2011 to $1,158.8 million in 2012. Profit for the period attributable to equity holders of the Company also increased on a TRY basis by 76.5%. This was mostly due to improvement in operating profit arising from an increase in revenues which partially netted off with the increase in operational expenses, together with the improvement in net finance income and a decrease in impairment charges on our investments in Belarusian Telecom.

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

Revenues from communication fees for the year ended December 31, 2011 decreased 7.8% to $5,225.4 million, from $5,670.2 million in 2010, mainly due to the 11.0% depreciation, on average, of the TRY against the USD. However, our revenues from communication fees increased 2.2% on a TRY basis due to the growth in mobile internet and service revenues together with the increase in interconnect revenues due to the increase in incoming airtime partially netted off with the decrease in outgoing revenues. Communication fees consist of revenues from postpaid and prepaid subscribers, interconnect revenues and roaming revenues. In Turkey, postpaid revenue increased whereas prepaid revenue decreased compared to 2010. Although the total number of postpaid subscribers is significantly lower than the total number of prepaid subscribers, the contribution, in absolute terms, of postpaid revenues to total revenue growth is higher than the deterioration in prepaid revenues in Turkey. This is mainly due to higher average revenue per postpaid subscriber. Postpaid subscriber usage is generally higher than prepaid subscriber. In Turkey, during 2011, we maintained our focus on the postpaid segment, with newly launched campaigns and offers, increased data lines, increased penetration of smartphones and promotions to switch customers from the prepaid to the postpaid segment. We focus on postpaid subscribers because there is, in general, a higher average revenue per postpaid subscriber and a lower churn rate. In 2011, postpaid average revenue per user was $23.1 whereas prepaid average revenue per user was $6.6. These figures indicate that postpaid average revenue per user is approximately 3.5 times the prepaid average revenue per user. Therefore, the increase in the number of postpaid subscribers has a positive effect on blended average revenue per user on a TRY basis.

Commission fees and revenue on betting business increased to $51.4 million for the year ended December 31, 2011, from $31.2 million for the year ended December 31, 2010. On a TRY basis, commission fee revenues and revenue on betting business increased 85.2%. This increase was primarily due to the increase in betting turnover and the positive effect of betting operations started in Azerbaijan.

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

Depreciation and amortization charges increased 22.0%, from $757.4 million for the year ended December 31, 2010 to $924.4 million in 2011, while on a TRY basis depreciation and amortization charges increased 39.8%, mainly due to the impact of inflation accounting in Belarus and the impairment impact recognized for Belarusian operations together with the impact of the fixed asset useful life revision. The amortization expense for our GSM license and other telecommunication operating licenses was $66.0 million and $70.8 million for the years ended December 31, 2011 and 2010, respectively.

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

As a percentage of revenues, direct cost of revenues increased 6.9 percentage points to 62.9% in 2011, from 56.0% in 2010, mainly due to increases in depreciation and amortization expenses 3.8 pp, interconnection expenses 1.6 pp, wages and salaries 0.5 pp, network related expenses 0.3 pp, and other items 0.7 pp as a percentage of revenues.

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

Selling expenses, which consist of distributor support, dealer support, and other selling expenses, decreased 1.1%, to $415.6 million for 2011 from $420.3 million for 2010. On a TRY basis, selling expenses increased 9.9%, mainly due to higher dealer support expenses in 2011 resulting from an increase in postpaid subscriber acquisitions.

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

Other expenses for the years ended December 31, 2011 mainly comprise an impairment charge recognized on goodwill arising from the acquisition of Belarusian Telecom amounting to $53.0 million, and impairments recognized on our investments in A-Tel and Aks TV amounting to $15.8 million and $5.7 million, respectively. Besides, provisions set for the Special Communication Tax on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007, as explained in Note 33 (Commitments and Contingencies, Legal Proceedings) to our Consolidated Financial Statements in this Form 20-F, amounting to $31.2 million, and penalties imposed by the ICTA for not complying with the aforementioned and relevant regulations, as explained in Note 33 (Commitments and Contingencies, Legal Proceedings) to our Consolidated Financial Statements in this Form 20-F, amounting to $38.5 million.

Results from operating activities

Results from operating activities decreased to $695.0 million in 2011 from $1,150.5 million for the year ended December 31, 2010. As a percentage of revenues, results from operating activities decreased from 19.2% in 2010 to 12.4% in 2011 mainly due to an increase in the direct cost of revenues and other operating income/(expense) as a percentage of revenues.

Net financial income/(costs)

Net financial income decreased 76.7% in 2011 to $40.6 million from $174.5 million in 2010, due to an increase in financial expenses from $102.6 million in 2010 to $289.7 million in 2011, mainly arising from a higher foreign exchange loss, which was partially netted off by an increase in finance income from $277.1 million in 2010 to $330.3 million in 2011. On a TRY basis, net financial income decreased 93.4%.

Finance income increased 19.2% to $330.3 million in 2011 from $277.1 million for the year ended December 31, 2010. On a TRY basis, it increased 30.7% due to an increase in interest income on time deposits resulting from the increase in cash balance including time deposits with a maturity of more than 3 months.

Finance cost increased 182.4% to $289.7 million in 2011 from $102.6 million for the year ended December 31, 2010. On a TRY basis, it increased 244.4%, mainly due to higher foreign exchange losses, which increased from a $13.8 million loss in 2010 to a $202.7 million loss in 2011. Foreign exchange losses in 2011 and 2010 are mainly attributable to our net foreign exchange position.

Monetary gain

We recognize a monetary gain amounting to $144.8 million, which arose from our Belarusian operations. The economic environment in Belarus deteriorated significantly starting from the second quarter of 2011. The cumulative inflation in the last three years exceeded 100%. As a result, Belarus was considered a hyperinflationary economy. As a consequence, the accounting rules for “Reporting in hyperinflationary economies” were applied to our Belarusian operations for the year ending December 31, 2011. With respect to this, monetary gain is recorded as a result of the effect of general inflation and calculated as the difference resulting from the restatement of non-monetary assets, shareholders’ equity and statement of income items.

Share of profit of equity accounted investees

Our share of profit of equity accounted investees increased 11.5% in 2011 to $136.9 million from $122.8 million for 2010, mainly due to a higher net income contribution from Fintur, particularly from its operations in Kazakhstan.

We have eliminated A-Tel’s revenue that is generated from services rendered to us to the extent of our share in A-Tel, with corresponding elimination from selling and marketing expenses in our consolidated financial statements. This consolidation elimination had a negative impact on the share of profit of the equity accounted investees line.

Income tax expense

Income tax expense decreased 8.9% in 2011 to $292.2 million from $320.8 million in 2010, mainly due to the 11.0% depreciation, on average, of the TRY against the USD. On a TRY basis, income tax expense increased 0.3%.

The effective tax rate was 28.7% and 22.2% for the years ended December 31, 2011 and 2010, respectively.

Our domestic tax rate is 20%. Differences between the effective tax rate and our domestic tax rate include, but are not limited to, the effect of allowance for deferred tax assets, tax rates in foreign jurisdictions, tax exempt income and non-deductible expenses.

Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries are classified separately in the consolidated financial statements of operations under “non-controlling interests”. Non-controlling interests decreased to a $26.6 million gain for the year ended December 31, 2011, compared to a $43.2 million gain for 2010.

Non-controlling interest gain from Euroasia’s net loss amounting to $75.8 million in 2011 is $34.1 million for the year ended December 31, 2011, whereas non-controlling interest gain from Euroasia’s net loss amounting to $101.0 million in 2010 is $45.4 million. In addition, non-controlling interest gain recognized from our investment in Azerinteltek decreased to $1.6 million in 2011 from $2.7 million in 2010 and we recognized a non-controlling interest gain from Fizy amounting to $0.5 million for the first time in 2011. In addition, net profit generated by Inteltek for the years ended December 31, 2011 and 2010 resulted in a loss from non-controlling interests of approximately $9.6 million and $4.9 million, respectively.

Profit for the year attributable to equity holders of the Company

Profit for the year attributable to equity holders of the Company decreased from $1,170.2 million in 2010 to $751.7 million in 2011. Profit for the period attributable to equity holders of the Company also decreased on a TRY basis by 33.2%. This was mostly due to the increase in direct cost of revenues which primarily arose from an increase in depreciation expenses, together with deterioration in net finance income and other operating income/expense partially netted off with the positive impact of monetary gain/loss.

Effects of Inflation

The annual inflation rates in Turkey were 6.2%, 10.5% and 6.4% for the years ended December 31, 2012, 2011 and 2010, respectively, based on the Turkish consumer price index. While contracting domestic demand and much lower than expected food prices pulled inflation lower in 2012, the administrative price hikes and tax increases pushed it higher. The current inflation target set by the CBRT is 5.0%, with a confidence interval of between 3.0% and 7.0% for 2013. The most recent CBRT expectations survey indicates that consumer inflation will be around 6.5% by the end of 2013, which is above the CBRT’s target. However, the strongly recovering domestic demand and the CBRT’s preference to prevent real appreciation of TRY could put some pressure on inflation. For additional information, see “Item 3.A. Selected Financial Data—Exchange Rate Data” and “Item 3.D. Risk Factors”.

Following the severe balance of payments crisis in 2011, the economic data indicates that the Belarusian economy stabilized in 2012. This reflected the authorities’ tightening of economic policies in late 2011 that was successful in reducing inflation and stabilizing the foreign exchange market. Inflation fell sharply from over 100% at the end of 2011 to approximately 22% in 2012. The National Bank of the Republic of Belarus (NBRB) has stabilized the foreign exchange market with the help of a “managed float” exchange policy. Although downside economic risks have been reduced, macroeconomic stability is still fragile. Belarus remains vulnerable to global developments, which could trigger renewed weakness on the external account, reserve pressure and BYR depreciation.

Ukraine consumer inflation came to a halt in 2012 as the Consumer Price Index (“CPI”) was down to -0.2% in 2012 from 4.6% in 2011. However, it is unlikely to remain low in 2013. Indeed, if the devaluation expectations materialize and the government increases gas tariffs, this could trigger a significant spike in inflation. These concerns are fuelling persistently high inflationary expectations in Ukraine.

Foreign Currency Fluctuations

We conduct our business in several currencies other than functional currencies of each of our locations. As a result of our exposure to foreign currency, exchange rate fluctuations have a significant impact, in the form of both translation and transaction risks, on our consolidated financial statements.

Exchange rate movements impact our assets and liabilities denominated in currencies other than TRY, Ukrainian Hryvnia (“UAH”), Belarusian Rubles, Euro and Azerbaijani Manat for our operations in Turkey, Ukraine, Belarus, Germany and Azerbaijan, respectively. We use forward exchange contracts and options to hedge our non-TRY denominated liabilities.

The foreign exchange risks in Turkey as the result of purchases and borrowings in U.S. Dollars and Euros have been manageable, as there is a developed market enabling the hedging of such risk; however, in Belarus and Ukraine, there are no tools to hedge foreign exchange rate risks effectively due to restricted and undeveloped financial markets. In Belarus, no international bank offers hedging instruments and local banks are too undercapitalized to be able to enter into transactions. In Ukraine, the only hedging tool seems to be non-deliverable forwards (“NDF”) which is a cash-settled product in USD, a short-term forward contract on a non-convertible foreign currency which could not be delivered offshore. The liquidity in the UAH NDF market is very thin and more expensive than the forward rates. In the current economic environment and considering the aforementioned fragile economic conditions, there is a possibility of further devaluations in Belarus. Also, Ukraine’s high current account deficit and the record amount of external funding needs leave the country vulnerable to global shocks. Therefore, there is a possibility that UAH can be devalued. Any fluctuation in the NDF market can signal the market expectation on UAH devaluation.

Our foreign currency risk management policy is focused on hedging foreign currency exposure arising from non-TRY denominated liabilities and purchase commitments. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. We hedge our currency risks with forward exchange contracts and options.

Interest Rate Hedging

Monitoring and examining financing opportunities to improve our financial flexibility and performance has been a continuous process for us. Depending on the availability in both domestic and international debt/capital markets, we continuously monitor new financing alternatives for contingency purposes as well as to fund potential new investments or acquisitions. We are exposed to interest rate risk as part of our total debt portfolio, which is based on a floating rate. We also closely monitor various hedging alternatives to hedge our interest rate risk with a minimum cost. In June 2011, we engaged in a forward start collar agreement for half of our debt which is due in 2015 and exposed to interest rate risk. The collars hedge variable interest rate risk for the period between 2013 and 2015.

New Accounting Standards Issued

See Note 3 (Significant Accounting Policies, New Standards and Interpretations) of our Consolidated Financial Statements in this Form 20-F.

5.B Liquidity and Capital Resources

Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile communications network, for operational capital expenditures, for working capital, and to service our debt obligations. A summary of our consolidated cash flows for the years ended December 31, 2012, 2011 and 2010, is as follows:

	2012	2011	2010
U.S. $ million
Net cash provided by operating activities	1,188.3	925.8	1,262.6
Net cash provided by / (used) for investing activities	304.6	(1,410.5)	(704.9)
Net cash generated/(used) for financing activities	(171.2)	31.6	(303.7)
Net cash increase/(decrease) in cash and cash equivalents	1,321.6	(453.1)	254.0
Effects of foreign exchange rate fluctuations on cash and cash equivalents	97.2	(335.7)	(48.0)

Net cash provided by our operating activities for the years ended December 31, 2012 and 2011, amounted to $1,188.3 million and $925.8 million, respectively.

Net cash from operating activities increased in 2012, parallel to a $422.0 million increase in profit from operational activities compared to 2011. However, we consider the subtotal after the adjustments for profit for the period in order to analyze the increase in cash from operating activities. Since these lines are adjusting in nature, they are to be excluded from net cash from operating activities, as they either do not have any effect on net cash from operating activities or they have an offsetting effect on the changes in working capital. As a result, the trend in cash from operating activities should be correlated with the trend in results from operating activities and income tax expense. The corresponding subtotal, after adjustments, increased from $1,403.0 million in 2011 to $1,819.2 million in 2012. The positive impact of the increase in operational revenues, together with the increase in dividends received ($239.4 million in 2012 from $71.3 million in 2011), was partially netted off with the increase in income taxes paid ($307.3 million in 2012 from $276.2 million in 2011) and interest paid and resulted in a 28.4% increase in net cash provided by our operating activities.

Net cash generated by investing activities for the year ended December 31, 2012, amounted to $304.6, whereas net cash used in investing activities for the year ended December 31, 2011 amounted to $1,410.5. The increase in net cash generated by investing activities is mainly due to an increase in proceeds from the sale of financial assets by $885.9 million, a decrease in acquisitions of financial assets by $831.3 million and an increase in interest received partially offset by the increase in capital expenditures. For the year ended December 31, 2012, we spent approximately $975.5 million on capital expenditures compared to $866.0 million in 2011. Of the $975.5 million in capital expenditures, approximately $531.4 million was related to capital expenditures made by Turkcell, mainly for our mobile communications network in Turkey, whereas such amount was $473.5 million in 2011. Total capital expenditures of Euroasia increased from $65.1 million in 2011 to $77.8 million in 2012 and total capital expenditures of Turkcell Superonline increased from $207.9 million in 2011 to $253.4 million in 2012.

We have used net cash in our financing activities for the year 2012 amounting to $171.2 million, whereas we have $31.6 million of net cash generated for 2011. The change is mainly attributable to higher repayment of loans and borrowings partially netted with the increase in proceeds from the issuance of loans and borrowings. In 2012, proceeds from the issuance of loans and borrowings was $670.5 million, compared to $552.9 million in 2011. We repaid $833.6 million of our loans and borrowings in 2012, compared to $516.9 million in 2011.

Source of Liquidity

Our loans from financial institutions consist of local and international bank borrowings with either fixed or floating interest rates. A significant portion of our bank borrowings is utilized to finance our consolidated subsidiaries’ financing needs. All of our loans are denominated in U.S. Dollar, Belarusian Ruble (“BYR”), EUR or TRY. The floating interest rates vary from Libor + 1.35% to Libor + 3.75% for the loans denominated in U.S. Dollars, variable Euro rate is Libor + 3.465%. The fixed interest rates vary from 0.68% to 8.00% for the loans denominated in U.S. Dollars, from 8.75% to 10.24% for the loans denominated in TRY; from 12.00% to 16.00% for the loans denominated in BYR and fixed Euro rate is 3.35%. The loans are payable over the period from 2013 to 2024.

The ratio of our loans and borrowings to equity was 24% as of December 31, 2012, compared to 33% as of December 31, 2011. We have been able to maintain our leverage at a satisfactory level and well in line with our targets. For more information, see Note 25 to our Consolidated Financial Statements.

We are continuing our efforts to selectively seek out and evaluate new international investment opportunities. These opportunities could include the purchase of licenses and acquisitions in markets outside of Turkey in which we do not currently operate. In the future, we may reinitiate, as necessary, our efforts to create a financing arrangement, such as a term loan facility.

The financing structure for our Group Companies is based on Financell which is wholly owned by Turkcell. Financell utilizes loans from banks (with Turkcell acting as guarantor) and extends these loans to the relevant Group Companies.

In 2012, Astelit defaulted on its loan agreements. See “Item 3.D. Risk Factors” for more information.

Under the current assumptions and circumstances, we expect to generate adequate levels of cash to maintain a positive cash position in the future and to have positive cash flow related to our communications and technology activities in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow and our strong cash balance as of December 31, 2012. However, we continue to experience difficult pricing and competitive conditions in our markets, which we expect will continue. We are also facing increased capital needs to finance our technological and geographic expansion, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

Our commitments through 2013 include possible dividend payments, quarterly corporate tax payments, and capital expenditures.

We expect that our total operational capital expenditures as a percentage of revenues in 2013 will be in line with 2012, reflecting in part continued outlays for 3G and new technology expenses. This is based on our current projects and activities, and does not include any new projects.

The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this Annual Report.

Important factors that may adversely affect our projections include general economic conditions, changes in the competitive environment, developments in the domestic and international capital markets, increased investments, changes in telecommunications regulations and mismatches between the currencies in which we generate revenue and hold liquid assets and the currencies in which we incur liquid obligations and debt. See “Item 3.D. Risk Factors” for a discussion of these and other factors that may affect our projections.

Capital Transactions

All share amounts and per share figures reflected in our historical financial statements have been restated retrospectively for the aforementioned stock splits.

General Economic Conditions

The slowdown in Turkey’s growth in 2012 is viewed positively, as Turkey has improved its external balances significantly and avoided a recession at the same time. Against this slowdown, Turkey’s growth was 2.2% in 2012 and real economic growth for 2013 is expected to be around 4.5%, mainly driven by the domestic demand. However, high current account deficit and geopolitical risks result in concerns about the economic outlook of 2013.

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

Internally developed software arising from our R&D partnership amounted to approximately $37.9 million, $27.0 million and $29.1 million in 2012, 2011 and 2010, respectively. Internally developed software does not include any costs relating to the research phase.

5.D Trend Information

Changing Subscriber Base

The proportion of postpaid subscribers in our subscriber base was 38%, 34% and 30% in 2012, 2011 and 2010, respectively, due to our value focus.

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

In the fourth quarter of 2007, the ICTA intervened in the fixing of our retail prices. With the ICTA board resolution dated March 25, 2009, the ICTA set a lower limit for solely Turkcell’s on-net retail tariffs, and decreased the price cap level for all mobile operators. The lower limit applies to each of Turkcell’s retail tariff packages by mandating that the weighted average of the on-net price of a tariff package not be less than Turkcell’s weighted average call termination rate. The board resolution also reduced the current price cap from 0.80 TRY/min (equivalent to $0.44 as of March 15, 2013) (including VAT and SCT), pertaining to general subscription packages, to 0.64 TRY/min (equivalent to $0.35 as of March 15, 2013). The resolution also set such price as an upper limit for special subscription packages.

The ICTA, with its board resolution dated September 16, 2009, set a maximum price of TRY 0.65 (equivalent to $0.36 as of March 15, 2013) (including VAT and SCT) for GSM to GSM calls under general subscription packages. The ICTA, with its board resolution dated February 10, 2010, further reduced the current price cap to TRY 0.40 (equivalent to $0.22 as of March 15, 2013) (including VAT and SCT) for GSM to PSTN as well as GSM to GSM. The same resolution set the current price cap of Turk Telekom to TRY 0.37 (equivalent to $0.20 as of March 15, 2013) (including VAT and SCT) for PSTN to GSM. As a result, we have adjusted the on-net and off-net prices of certain tariff packages, which has had, and will continue to have, adverse effects on our pricing ability. As of April 1, 2011, the ICTA increased the price caps for GSM to GSM calls to TRY 0.415 (equivalent to $0.23 as of March 15, 2013). Finally, as of March 13, 2013, the ICTA increased the price caps for GSM to GSM calls to TRY 0.439 (equivalent to $0.24 as of March 15, 2013) while the maximum tariff on SMS remained stable.

With a board resolution dated March 13, 2013, the ICTA has raised the lower limit to be applied on our tariffs to 0.0535 TRY/min (equivalent to $0.03 as of March 15, 2013) from 0.0313 TRY/min (equivalent to $0.02 as of March 15, 2013). Simultaneously, the ICTA also decided that a lower limit on our SMS tariffs should be applicable over a rate of 0.0291 TRY/SMS (equivalent to $0.02 as of March 15, 2013). The ICTA may take additional action with respect to our tariff prices. Any such actions may have a material adverse effect on our competitive position, our pricing and our results of operations.

With respect to the interconnection rates that we charge, after a 33% reduction for Turkcell in 2008, the interconnection rates issued by the ICTA on March 25, 2009 for all mobile operators in Turkey provided for a further 29% decrease, on average, among all operators. On February 10, 2010, there was an additional 52% reduction in Turkcell’s interconnection rates. Further cuts will result in our having to redesign our tariffs and will impact our operational results, depending on pricing trends and marketing strategies in the Turkish mobile communications market. As of July 2012, average Mobile Termination Rates (“MTRs”) in the European Union are now up to 2.5 times above Turkcell’s MTRs.

Given these factors, it is difficult to predict with any degree of certainty the growth and usage patterns of our subscribers and our ability to maintain or increase revenues or profitability. General economic conditions, competitive pressures and the trend in our retail and interconnection pricing have exerted, and will continue to exert, pressure on the level of our financial results.

Liquidity

Our activities have traditionally generated strong positive cash flow. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow and our strong cash balance as of December 31, 2012. However, we continue to experience difficult pricing and competitive conditions in our markets, which we expect will continue. We are also facing increased capital needs to finance our technological and geographic expansion, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

We expect that our total operational capital expenditures as a percentage of revenues in 2013 will be in line with 2012, reflecting in part continued outlays for 3G and new technology expenses. This is based on our current projects and activities, and does not include any new projects.

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

We routinely enter into operating leases for property in the normal course of business. The future minimum operating lease payments under non-cancellable leases amount to $115.9 million and $53.0 million as of December 31, 2012 and 2011, respectively.

Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2012.

		Amount of contingent liability expiration per period—Remaining commitment
	Total amount committed	At December 31, 2012	Indefinite*	Less than one year	1–3 years	3–5 years	Over 5 years
U.S.$ million
Bank Letters of Guarantee	237.9	237.9	43.9	38.9	12.2	0.3	142.6

*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2012, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to custom authorities, private companies and other public organizations amounting to $237.9 million.

See “Item 5.B. Liquidity and Capital Resources—Sources of Liquidity”.

5.F Tabular Disclosure of Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2012.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(U.S.$ million)
Loans and borrowings (*)	1,756.9	1,087.7	596.8	57.0	15.4
Finance lease obligations	24.7	3.6	6.4	1.9	12.8
Payable in relation to the acquisition of Belarusian Telecom	100.0	—	—	—	100.0
Total Contractual Cash Obligations	1,881.6	1,091.3	603.2	58.9	128.2

*	Includes undiscounted interest.

	Amount of Commitment
Other Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(U.S.$ million)
Purchase obligations	385.0	289.4	95.6	—	—

As at December 31, 2012, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $385.0 million. Out of total purchase commitments, $113.9 million represents commitments with respect to property, plant and equipment and intangible assets.

5.G Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

Board Members

Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management. Our Articles of Association mandates a Board of Directors containing seven members.

Each member of our Board of Directors is appointed for a term of three years, except the ones appointed by the CMB on March 12, 2013. Our Articles of Association provide for a staggered Board of Directors. At our Annual General Assembly dated April 29, 2010, our prior Board of Directors was dismissed and the following individuals were appointed as members: Colin J. Williams; Karin Birgitta Eliasson; Mehmet Bulent Ergin; Tero Erkki Kivisaari; Alexey Evgenievich Khudyakov; Oleg Adolfovich Malis; and Gulsun Nazli Karamehmet Williams. The CMB with its resolution dated March 11, 2013, announced the replacement of Mehmet Bulent Ergin, Tero Erkki Kivisaari and Oleg Adolfovich Malis on our Board of Directors with three new members, Atilla Koc, Mehmet Hilmi Guler and Ahmet Akca, who serve as “independent board members” according to Art.17/2 of the Capital Market Law No. 6362, effective March 12, 2013.

As of April 8, 2013, our Board of Directors had the following members:

Name	Date appointed to the Board of Directors(2)
Colin J. Williams (Chairman)*(1)	April 29, 2010
Ahmet Akca	March 12, 2013
Karin B. Eliasson	April 29, 2010
Mehmet Hilmi Guler	March 12, 2013
Alexey E. Khudyakov	April 29, 2010
Atilla Koc	March 12, 2013
Gulsun Nazli Karamehmet Williams	April 29, 2010

*	Following our April 29, 2010 General Assembly Meeting, the members of our Board of Directors elected Mr. Colin J. Williams as Chairman.
(1)	Mr. Williams has filed a lawsuit requesting the cancellation of a decision taken at the Extraordinary General Assembly held on October 12, 2011, not to release him from his activities and operations during the fiscal year of 2010.
(2)	As a new Turkish Commercial Code came into force on July 1, 2012, it mandated that the Board members who have been elected as a representative of a legal entity had been required to resign and the new Board members (as individual or being legal entity itself) were required to be appointed in their place until October 1, 2012 at the latest. Thus, on September 13, 2012, the Turkcell Board decided that six Board members representing Turkcell Holding A.S. at Turkcell’s Board of Directors (Karin Birgitta Eliasson; Mehmet Bulent Ergin; Tero Erkki Kivisaari; Alexey Evgenievich Khudyakov; Oleg Adolfovich Malis and Gulsun Nazli Karamehmet Williams) would be re-appointed as individual Board members this time on different dates by keeping the necessary meeting and decision quorums. Necessary legal steps have been taken and the aforementioned Board members were registered as individual Board members in order to complete the remaining term of office, as opposed to being representatives of the legal entity (Turkcell Holding A.S.).

Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. The following table sets forth the name and office of each member of our Corporate Executive Team during the fiscal year 2012.

Name	Office
Sureyya Ciliv	Chief Executive Officer
Hulusi Acar	Chief Consumer Sales Officer
Umit Akin(1)	Chief Legal Affairs Officer
Cenk Bayrakdar(2)	Chief New Technology Business Officer
Tayfun Cataltepe	Chief Regulation Strategies & Wholesale Business Officer
Lale Saral Develioglu	Chief International Business Officer
Bulent Elonu(3)	Chief Network Operations Officer
Murat Doğan Erden	Acting Chief Financial Officer /Treasury & Risk Management Director
Selen Kocabas Yigit Kulabas(4)	Chief Corporate Business Officer Chief Corporate Marketing Officer
Ilker Kuruoz	Chief Information and Communication Technologies Officer
Meltem Kalender Ozturk	Chief Group Human Resources Officer
Koray Ozturkler	Chief Corporate Affairs Officer
Emre Sayin	Chief Consumer Business Officer
Burak Sevilengul	Chief Consumer Marketing Officer
Ilter Terzioglu(5)	Chief Special Projects Officer
Ekrem Yener	Chief International Expansion Officer

(1)	Mr. Akin resigned from his position as Chief Legal Affairs Officer effective August 13, 2012.
(2)	Mr. Bayrakdar resigned from his position as Chief New Technology Business Officer effective January 31, 2013.
(3)	Mr. Elonu was appointed Chief Network Operations Officer on October 1, 2012.
(4)	Mr. Kulabas was appointed as Chief Corporate Marketing Officer on March 11, 2013.
(5)	Prior to being appointed Chief Strategic Projects Officer on October 1, 2012, Mr. Terzioglu was Chief Network Operations Officer.

Biographies

Board Members

Colin J. Williams, born in 1942, was appointed as the Chairman of the Board of Directors on February 25, 2010 and re-appointed on April 29, 2010. He also serves as a member of the Audit Committee of Turkcell’s Board of Directors. He is Chairman of Clondalkin and Chair of the Audit and Remuneration Committees of Clondalkin, a consumer and industrial packaging company. From January 2001 to December 2004, Mr. Williams served as President of SCA, North America, which is active in the packaging sector, personal care and paper tissue products. He was a long-term board member and Vice Chairman of ICCA, the International Corrugated Packaging Institution, the European Federation of Packaging and the Federation of Paper Producers (CEPI). Mr. Williams is the founding President of Propak Europe and was a board member of the Greater Philadelphia Chamber of Commerce between 2002 and 2004. From 1988 to 2001, Mr. Williams was the President of SCA Packaging, prior to which he served as the Managing Director of Bowater, a corrugated packaging company, for four years. From 1978 to 1984, he was first the Sales Director and then the General Manager of Chicopee in the Netherlands, a non-woven fabrics company of Johnson & Johnson. Mr. Williams holds an MBA degree in finance from New York University, a M.Sc. degree in physical chemistry and an honorary doctorate from Lund University in Sweden.

Ahmet Akca, born in 1956, was appointed to the Board of Directors on March 12, 2013. He also serves as a member of the Audit Committee of Turkcell’s Board of Directors. Mr. Akca served as Foreign Trade Manager between 1980 and 1988 in the glass and food industry. He became CEO of an International Trading House Company in 1988 and held this position until 1992. After that, he launched his own business and is still maintaining it. Mr. Akca is founder and Chairman of the Board of Akca Lojistik Hizmetleri ve Ticaret A.S., which operates in the logistics business. In addition, Mr. Akca joined the founding committee of trustees of Bezmialem Vakif University in January 2010 and has been the Chairman of the committee of trustees since November 2011. After studying mathematics in METU and sociology in Istanbul University, Mr. Akca graduated from the Department of Economics in Bursa Economical and Commercial Sciences Academy.

Karin Eliasson, born in 1961, was appointed as a member of the Board of Directors on April 29, 2010. Ms. Eliasson has been Senior Vice President, Head of Group Human Resources at TeliaSonera since 2008. Prior to joining TeliaSonera, Ms. Eliasson was Senior Vice President of Human Resources at Svenska Cellulosa Aktiebolaget, SCA. From 2000 until 2003 she served as the CEO of Novare Human Capital AB. Ms. Eliasson is a member of the Board of Directors of Proffice AB and Insurance company PRI Pensionsgaranti mutual. She holds a Bachelor of Science in Human Resources from Mid Sweden University.

Mehmet Hilmi Guler, born in 1949, was appointed to the Board of Directors on March 12, 2013. He also serves as a member of the Audit Committee of Turkcell’s Board of Directors. He worked as a project engineer and group chairman at TUSAS Aerospace Industries. He served as Vice President and Board Member of the Scientific and Technological Research Council of Turkey (TUBITAK), Chairman and General Manager of Machines and Chemical Industries Board (MKEK), Chairman and Board Member of Etibank, Chief Advisor to the Prime Minister, Board Member and Managing Director at ERDEMIR and IGDAS. He served as the Ministry of Energy and Natural Resources at the 58, 59 and 60th Governments. Mr. Guler graduated from the Department of Metallurgy of Middle East Technical University where he also holds his Master and Doctorate degrees.

Alexey Khudyakov, born in 1971, was appointed to the Board of Directors on May 22, 2006 and re-appointed on April 29, 2010. He is Vice President of Altimo, a leading investor in telecoms, and also serves as non-executive Chairman and Chair of the Audit Committees of High River Gold Mines, a gold mining company. Prior to his appointment to Altimo, Mr. Khudyakov held a Vice President position with Alfa Bank, managing the bank’s direct investments in the telecom sector. Before that, he was a management consultant with McKinsey & Co. Mr. Khudyakov holds a Master of Business Administration degree from INSEAD and a Master’s Degree in Applied Mathematics and Physics from the Moscow Institute of Physics and Technology. He is a non-executive board member of Turkcell. He was an Observer Member of the Audit Committee of Turkcell’s Board of Directors, named to the Audit Committee in reliance on Rule 10A-3(b)(1)(iv)(D) under the Securities Exchange Act of 1934, until April 4, 2013.

Atilla Koc, born in 1946, was appointed to our Board of Directors on March 12, 2013. He also serves as a member of the Audit Committee of Turkcell’s Board of Directors. After serving as Counselor in the Ministry of Interior Affairs and Police Commissioner in Konya, he served as the Governor of districts of Ulubey, Nusaybin and Bayindir and Provinces of Siirt and Giresun. He was a Counselor in the Undersecretary of Prime Ministry, the Secretariat General of Metropolitan Municipality of Ankara and Central Governor. He served as the Ministry of Culture and Tourism at the 59th Government. Mr. Koc graduated from University of Ankara, Faculty of Political Science.

Gulsun Nazli Karamehmet Williams, born in 1977, was appointed to our Board of Directors on April 29, 2010. In November 2011, she was appointed to the Board of Genel Energy plc, an independent oil exploration and production company. Since 2004, she has worked in different positions at Digiturk (Krea Icerik Hizmetleri ve Produksiyon Anonim Sirketi) where she currently holds the position of Chief Content Officer and Executive Member of the Board. Prior to Digiturk, she worked at BSKYB UK. She studied at Sarah Lawrence College (USA) and Richmond University (UK) and has a B.A. in Communications.

Board members who were removed by the CMB by its resolution dated March 11, 2013

Mehmet Bulent Ergin, born in 1948, was first appointed as a member of the Turkcell Board of Directors on April 29, 2005 and was re-appointed on April 29, 2010. After taking responsibility in Hochtief AG’s First Bosphorus project and Tekfen A.S.’s Iraq-Turkey pipeline project, Mr. Ergin worked in various positions at Cukurova Group companies. He held a managerial position at Cukurova Ithalat ve Ihracat T.A.S. Currently, Mr. Ergin is the Chairman of the Board of Directors of Genel Denizcilik Nakliyati A.S., Show TV, Aksam Gazetesi, Maysan Mando A.S. and Baytur Trading S.A. He is also a member of the Board of Digiturk, West of England P&I Club and Cukurova Holding. Mr. Ergin majored in Civil Engineering at Robert College, Turkey. As Mr. Ergin was removed by the CMB by its resolution dated March 11, 2013, he is no longer a member of the Board.

Tero Erkki Kivisaari, born in 1972, was appointed to the Board of Directors on May 14, 2007 and was re-appointed on April 29, 2010. Mr. Kivisaari has been the President of TeliaSonera Mobility Services (since 2012) and TeliaSonera Eurasia (since 2007). Previously, Mr. Kivisaari served as the Chief Financial Officer and Vice President of TeliaSonera in Eurasia. Mr. Kivisaari is a member of the Board of Directors of Azercell, Moldcell, A.S. OJSC Megafon and Nurminen Logistics Plc; and the Chairman of the Fintur Holdings B.V. board. He served as CFO of Fintur Holding B.V. from 2003. Mr. Kivisaari has been the CFO of SmartTrust AB, a mobile software company owned by Carlyle Group, GE Capital, Eqvitec and Sonera Group. Prior to that, he held the position of Vice President of Sonera Group’s International Operations. Mr. Kivisaari served as an associate professor of finance at the Helsinki School of Economics and holds an MBA in Finance. As Mr.Kivisaari was removed by the CMB by its resolution dated March 11, 2013, he is no longer a member of the Board.

Oleg Malis, born in 1973, was appointed to the Board of Directors on May 22, 2006 and re-appointed on April 29, 2010. He began working for Altimo in 2005 and he was Senior Vice President of Altimo until January 2011. Between 2003 and 2005, he was Senior Vice President and M&A Director at Golden Telecom. Prior to that, Mr. Malis founded Investelectrosvyaz and Corbina Telecom. Mr. Malis holds a degree in Systems Engineering from Moscow State Aviation Technological University. As Mr. Malis was removed by the CMB by its resolution dated March 11, 2013, he is no longer a member of the Board.

Executive Officers

Sureyya Ciliv, born in 1958, was appointed the Chief Executive Officer of Turkcell on January 9, 2007. Having previously worked as Microsoft Turkey country manager from 1997 to 2000, he served in various management positions in Microsoft Global Sales, Marketing and Service Group in the USA between 2000 and 2007. Prior to 1997, Mr. Ciliv was the General Manager and Chairman of Novasoft Systems Inc., a company he established in Boston, USA. Sureyya Ciliv received his MBA degree from Harvard University in 1983, after successfully graduating with honors in Industry & Operations Engineering and Computer Engineering from the University of Michigan in 1981.

Hulusi Acar, born in 1972, joined Turkcell in 2000 and was appointed Chief Consumer Sales Officer on December 10, 2009. He graduated from Istanbul University’s Business Administration department in 1995. Mr. Acar worked in sales positions at THY and Koctas A.S. before joining Turkcell. He held various other managerial responsibilities within the Sales Department, including Turkey Sales Manager from 2000 to 2004. He was Sales and Customer Relationship Chief Executive Officer of Astelit/Ukraine between March 2004 and November 2006. He also worked as Sales Management and Wholesale and Distribution Management Division Head from 2007 to 2009 prior to his current position.

Tayfun Cataltepe, born in 1961, joined Turkcell in 2007 and is the Chief Regulation Strategies & Wholesale Business Officer. After graduating from the Electronic Engineering Department of Bogazici University, Mr. Cataltepe received his MSc degree from Michigan Technology University and Doctorate Degree from the University of California, Los Angeles. From 1990 to 1998, he worked as a Research and Development Engineer at Bell Laboratories. In 1998, he moved on to AT&T as the IP Network and Service Planning projects manager, where he worked until 2003. Following AT&T, he worked at Aycell as the Deputy General Manager in charge of Technical Operations. He was then Deputy General Manager in charge of Network Operations at AVEA from 2004 to 2006. From 2006 to 2007, Mr. Cataltepe served as the Europe Telecom Sector Expert in the Transaction Integration Services Department of Ernst & Young.

Lale Saral Develioglu, born in 1968, joined Turkcell in 2003 and has been Chief International Business Officer since May 2011. Prior to this position, she was Turkcell Group Marketing Services Officer and Chief Marketing Officer. Starting her career at Unilever in 1992, Ms. Develioglu served as Brand Manager for 5 years and Marketing Manager for 7 years in various product categories and markets until 2003. She is a graduate of the Department of Industrial Engineering of Bogazici University. She also holds a Master’s Degree in Operations Research and Engineering Management from Rensselaer Polytechnic Institute, New York.

Bulent Elonu, born in 1973, started his professional life in 1997 at Siemens Company and joined Turkcell in 1999. He undertook various managerial roles in Network Operations Function and served as Head of Transport Network Division from 2009 to 2012. Mr. Elonu was appointed as Chief Network Operations Officer in October 2012. Prior to his current position in Turkcell, Mr. Elonu was a Regional Operations Marmara Division Head. Mr. Elonu graduated from the Istanbul Technical University Electrical Engineering Department.

Murat Dogan Erden, born in 1969, joined Turkcell in 2001 as Director of Treasury and is responsible for the Treasury and Risk Management activities. He is currently Acting Chief Financial Officer and also represents Turkcell as a Board Member at a number of selected group companies since 2006. Mr. Erden started his career at the Treasury and Capital Markets Department of Bankers Trust Turkey. Following the Deutsche Bank-Bankers Trust merger, he continued to work for the Global Markets Department as Assistant Treasurer. Mr. Erden is a graduate of the Department of Economics at Bogazici University and received his MBA degree from San Diego State University in Finance in 1995.

Meltem Kalender Ozturk, born in 1974, joined Turkcell in 1998 and is our Chief Group Human Resources Officer. Between 2001 and 2011, she was the Division Head of Employee Relations Management in charge of training & development, talent management, remuneration, employee relations, recruitment, organizational development and quality management. Ms. Ozturk also worked in various human resources functions at Logo Business Solutions and Isiklar Holding. Ms. Ozturk is a graduate of Business Administration from Marmara University.

Selen Kocabas, born in 1968, joined Turkcell in 2003 and is the Chief Corporate Business Officer. Prior to this appointment, she was the Chief Business Support Officer in charge of human resources, corporate information systems, procurement and contract management, and administrative issues. Ms. Kocabas started her professional career as a Management Trainee at Koc Holding, and later worked as Human Resources Expert at Arcelik, then as a Human Resources Coordinator at Marshall, followed by Groupe Danone SA where she worked as Human Resources Director. Ms. Kocabas is a graduate of Economics from Istanbul University. She also obtained a Master’s Degree in Human Resources Management from Marmara University.

Yigit Kulabas, born in 1970, was appointed as Chief Corporate Marketing Officer effective March 11, 2013. Prior to his position as Chief Corporate Marketing Officer, he held positions at Oracle, Microsoft, and Ericsson. Mr. Kulabas was the Global Marketing Director of Ericsson in his previous role. He graduated from Bilkent University’s Department of Computer Engineering and received a Master’s Degree in Computer Engineering from Bilkent University. He holds a PhD degree in Marketing from Istanbul Technical University.

Ilker Kuruoz, born in 1970, became Turkcell’s Chief Information and Communication Technologies Officer as of September 2009. He joined Turkcell in 2006. Mr. Kuruoz began his professional career in 1994 at ABT. He then worked at NCR as a System Consultant, at Garanti Teknoloji as a Business Unit Manager and at Accenture as a Senior Manager. Prior to his current position at Turkcell, he was the Capability Management Division Head of Turkcell. Mr. Kuruoz graduated from the Bilkent University Computer Engineering department in 1992 and holds a Master’s Degree from the same department.

Koray Ozturkler, born in 1964, joined Turkcell in 1998, and since April 9, 2008, has been the Chief Corporate Affairs Officer in charge of corporate communications, investor relations and corporate citizenship. Prior to this appointment he had been the Investor Relations division head at Turkcell since 2002, and before that was the division head of International Business Development. Mr. Ozturkler started his career in the U.S. at Accenture Consulting. He continued his career at Yapi Kredi Bank. Mr. Ozturkler is a graduate of Johnson C. Smith University with a degree in Marketing, and received his MBA concentrating on MIS from Mercer University.

Emre Sayin, born in 1967, is the Chief Consumer Business Officer of Turkcell. Prior to his current position, he was the Chief Corporate Business Officer and Chief Consumer Sales Officer of Turkcell. Mr. Sayin worked for Evyap Pazarlama ve Tic. A.S. as the Deputy General Manager in charge of Marketing from 2005 to 2006, and for Kodak A.S. as the General Manager from 2002 to 2005. Prior to that Mr. Sayin was the Chief Marketing Officer for Microsoft Turkey from 1999 to 2002. Mr. Sayin worked as the Marketing and Category Manager of Unilever Turkey from 1992 to 1999. Mr. Sayin is a graduate of Bogazici University’s Department of Industrial Engineering and holds a Master’s Degree in Systems and Industrial Engineering from Rutgers University.

Burak Sevilengul, born in 1973, joined Turkcell in 2001 and has been Chief Consumer Marketing Officer since August 2010. Prior to this appointment, he was the Division Head of the Consumer Business Group and held various other managerial responsibilities within the Marketing Department. Mr. Sevilengul is a graduate of The Middle East Technical University’s Department of Business Administration and holds an MBA Degree from the University of Georgia, Terry College of Business.

Ilter Terzioglu, born in 1966, joined Turkcell in 2003. Mr. Terzioglu has worked in the communications sector since 1993 and served as Assistant General Manager at Ericsson, Superonline and Show TV. Mr. Terzioglu is a graduate of the Department of Econometrics at Istanbul University. Between April 1, 2006 and September 30, 2012, Mr. Terzioglu was Chief Network Operations Officer. Prior to that appointment, he was Turkcell’s Head of Business Strategies, Regulation and Risk Consolidation. Mr. Terzioglu has been Chief Strategic Projects Officer at Turkcell since October 2012.

Ekrem Yener, born in 1961, joined Turkcell in 2007, and has held positions as Chief Corporate Business Officer and Chief Special Projects Officer. Currently, he is acting as Turkcell’s Chief International Expansion Officer. He worked for Aysu Dis Tic. A.S. and Digital Equipment A.S. as a Sales Manager from 1991 to 1998. Mr. Yener worked as the Ankara Regional Manager of Microsoft Turkey in 1998. He was appointed Microsoft’s Deputy General Manager in Charge of Marketing in 2002 and was the Deputy General Manager in charge of Business and Strategy Development from 2004 to 2007. He graduated from the Istanbul Technical University’s Department of Metallurgical Engineering in 1982 and received a Master’s Degree in Material Sciences from the University of California at Berkeley in 1986 and in High Level Marketing Management from Kellogg University.

Umit Akin, born in 1970, served as Chief Legal Affairs Officer until August 13, 2012. He joined Turkcell in 2002. Prior to his position as Chief Legal Affairs Officer, he was the Division Head of Turkcell’s Regulatory Legal Affairs department. Mr. Akin began his professional life in 1996 at Ankara University’s Faculty of Law as a Research Assistant. He then worked as a lawyer at Ericsson. Mr. Akin graduated from Ankara University, Faculty of Law in 1995 and holds a Master’s Degree in Public Law.

Cenk Bayrakdar, born in 1968, served as Chief New Technology Officer until January 31, 2013. He joined Turkcell in 2000. Mr. Bayrakdar graduated from Istanbul Technical University, Department of Electronics & Communication Engineering and holds Master’s Degrees in Industrial Engineering and Finance from Texas A&M University. Having started his professional career at Arcelik, he held several managerial positions on the IT and Production Teams. He then worked at Corbuss as the Business Development Coordinator between 2001 and 2002, and served as the Partnership Development and Content Business Area Division Head of Turkcell between 2002 and 2006. Mr. Bayrakdar acted as the Chief Information and Communication Technologies Officer from 2006 to 2009. Prior to his appointment as Chief New Technology Officer at Turkcell, he was responsible for product and services management as Chief Product and Services Management Officer between 2009 and 2011.

6.B Compensation

The compensation of the Board of Directors is resolved by the shareholders at general assemblies. In accordance with the Company’s corporate governance practices, the Board, although it has no final authority on remuneration, upon the recommendation of the Compensation Committee may decide on a proposal to the General Assembly as to whether board members will be remunerated, and if such is the case, the form and amount of compensation to be paid to the Board members. At our Annual General Assembly held on April 29, 2010, it was decided that our Chairman would receive a net sum of €250,000 per year and each Board member would receive a net sum of €100,000 per year for the period of their service, effective February 25, 2010.

For the year ended December 31, 2012, we paid an aggregate of approximately $15.0 million to our executive officers including: indemnities, salaries, bonuses and other benefits. There was no deferred or contingent compensation accrued for the year payable to executive officers other than those already included in $15.0 million. In 2011, we paid an aggregate of approximately $14.4 million to our executive officers including: indemnities, salaries, bonuses and other benefits. Furthermore, we do not maintain any profit sharing, pension or similar plans. We have Directors, and Officers, Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is $90 million, and there are a number of insurers, each covering a different layer of the policy. The Directors and Officers Liability insurance is London-based, but it is provided through Mapfre Genel Sigorta A.S., an insurance company in Turkey. In 2012, we paid a premium amounting to approximately $428,000, and in 2011, we paid a premium of approximately $384,128. The policy will expire on September 2, 2013, and we will consider its renewal based on the terms and conditions offered.

Disclosure of compensation is required on an individual basis unless individual disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company.

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

Committees of the Board of Directors

The Audit Committee

We are required under Turkish laws and regulations, U.S. securities laws and regulations and the rules of the New York Stock Exchange (“NYSE”) to have an Audit Committee of the Board of Directors appointed from among the members of the Board of Directors. Our Audit Committee currently has four members: Mr. Colin J. Williams, Mr. Ahmet Akca, Mr. Mehmet Hilmi Guler and Mr. Atilla Koc. As required by the CMB Communiqué Serial: X No: 22, which is binding upon public companies in Turkey, Mr. Williams, Mr. Ahmet Akca, Mr. Mehmet Hilmi Guler and Mr. Atilla Koc are non-executive members of our Board of Directors. In addition, on December 30, 2011, the CMB issued a new regulation that requires listed companies to have audit committees composed of independent board members. Listed companies must comply with this requirement by June 30, 2012. In a further Communiqué dated September 13, 2012, the CMB empowered itself, effective until December 31, 2012, to take legal action before the relevant first instance court in a view to assure the compliance with its corporate governance rules. The new Capital Markets Law came into force on December 30, 2012. The Capital Markets Board is entitled by the new law (Art.17(2)) to make decisions and perform actions accordingly on its own initiative in case time-bound compliance requirements relating to its corporate governance principles are not met in due time. By its resolution dated March 11, 2013, the CMB exercised this power and announced the replacement of Mr. Bulent Ergin, Mr. Tero Kivisaari and Mr. Oleg Malis on our Board of Directors with three new members, Mr. Atilla Koc, Mr. Mehmet Hilmi Guler and Mr. Ahmet Akca, who serve as “independent board members” according to Art.17/2 of the Capital Markets Law No: 6362. All of the members are considered independent under the U.S. Sarbanes Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the CMB Corporate Governance Principles as enacted in 2004.

Similar to the Swiss Code, board committees in Turkish law merely have a “decision-shaping”, rather than “decision-taking” role. Additionally, as per a decision of the Board of Directors, the responsibility of the Audit Committee members is also considered as a joint responsibility of all Board members.

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

The Corporate Governance Committee

The Corporate Governance Committee mainly assists the Board of Directors with the development and implementation of our corporate governance principles and presents to the Board of Directors remedial proposals to that end. It establishes a transparent system for the determination, evaluation and training of Board member candidates. The Committee makes recommendations to the Board of Directors, where appropriate, regarding the Chief Executive Officer and Chief Financial Officer and the Chief Executive Officer and Chief Financial Officer succession plan. In the relations between the Company and our shareholders, the Committee assists the board. To that end, it oversees the investor relations activities.

The current members are Mr. Ahmet Akca, Ms. Karin Eliasson, Mr. Mehmet Hilmi Guler, Mr. Atilla Koc, Mr. Alexey Khudyakov, Ms. Gulsun Nazli Karamehmet Williams and Mr. Colin J. Williams. As Mr. Mehmet Bulent Ergin and Mr. Oleg Malis were removed by the CMB with its resolution dated March 11, 2013, they are no longer members of the Committee.

The Candidate Nomination Committee

On April 27, 2012, the Candidate Nomination Committee was established in accordance with the CMB corporate governance principles to perform independent board member candidate nomination and performance assessment processes. The current members are Mr. Ahmet Akca, Ms. Karin Eliasson, Mr. Mehmet Hilmi Guler, Mr. Atilla Koc, Mr. Alexey Khudyakov, Ms. Gulsun Nazli Karamehmet Williams and Mr. Colin J. Williams. As Mr. Mehmet Bulent Ergin and Mr. Tero Erkki Kivisaari were removed by the CMB by its resolution dated March 11, 2013, they are no longer members of the Committee. In total, 27 candidates have been proposed as candidates for independent membership. On June 6, 2012, an evaluation report was issued by the Committee related to whether these candidates meet the independency criteria. This report was submitted to the Board of Directors. The Company’s Independent Board of Directors Candidate List has not been reviewed by the CMB due to the fact that it does not meet the criteria prescribed by legislation and it has been requested that we assure its conformity with guidelines specified in the CMB’s corporate governance principles.

The Compensation Committee

On December 19, 2012, in conformity with the CMB corporate governance principles, our Board established a Compensation Committee to operate under our Board of Directors. The current members are Mr. Ahmet Akca, Ms. Karin Eliasson, Mr. Mehmet Hilmi Guler, Mr. Atilla Koc, Mr. Alexey Khudyakov, Ms. Gulsun Nazli Karamehmet Williams and Mr. Colin J. Williams. As Mr. Mehmet Bulent Ergin was removed by the CMB by its resolution dated March 11, 2013, he is no longer a member of the Committee. The Board also adopted the Compensation Committee’s Charter and approved that the Compensation Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter and the Compensation Committee shall be authorized in lieu of the Corporate Governance Committee in “Total Remuneration Policy for the Board of Directors and Top Executives” adopted by our Board. The Committee determines the remuneration principles that apply to the Board members and senior management taking into account the long-term strategic goals of the Company. It sets out the remuneration criteria for the Board members and senior management’s performance and makes compensation recommendations to the Board. The Company’s Total Remuneration Policy for the Board of Directors and Top Executives adopted by the Board resolution was included in the agenda of the annual general meeting scheduled to be held in 2012 as an information item. Since the meeting could not be held, shareholders were informed via the Company’s website.

The Early Detection of Risks Committee

The Early Detection of Risks Committee has been established in conformity both with the new Turkish Commercial Code and CMB corporate governance principles to assist the Board in early detection of risks that may jeopardize the Company’s existence, development and continuation and to assist the Board in taking the necessary measures and remedial actions to manage such risks. The current members are Mr. Ahmet Akca, Ms. Karin Eliasson, Mr. Mehmet Hilmi Guler, Mr. Alexey Khudyakov, Ms. Gulsun Nazli Karamehmet Williams and Mr. Colin J. Williams. As Mr. Mehmet Bulent Ergin and Mr. Tero Erkki Kivisaari were removed by the CMB by its resolution dated March 11, 2013, they are no longer members of the Committee.

6.D Employees

From our formation in 1993, we have grown from approximately 90 employees to 13,414 employees (part-time employees and disabled employees working at home are not included in the number of total employees) as of December 31, 2012. Due to our customer growth and the increasing need for competent employees, we focus on the quality of our recruitment. The following table sets forth the number of employees by activity employed by us at December 31, 2012, 2011 and 2010.

	2012	2011	2010
Turkcell
Consumer Business	115	112	102
Group Marketing Services(1)	—	—	91
Consumer Sales	246	244	243
Consumer Marketing	152	136	—
Corporate Business(13)	763	340	279
Finance(2)	—	—	211
Turkcell Group Finance(2)	314	317	—
Information & Communication Technologies(3)	890	734	590
Network Operations(3)	709	805	780
Business Support	—	—	232
Group Human Resources	204	202	—
Product & Services Management(4)	—	—	111
New Technology Business	43	40	—
CEO Office(5)	—	3	3
CEO Support(6)	3	2	—
Corporate Affairs	37	33	31
Corporate Risk Management(7)	—	—	16
Corporate Strategy & Regulations(8)(9)	—	—	35
Legal Counseling(10)	—	—	58
International Expansion(11)	—	—	7
International Investment Coordination(12)	—	—	30
Internal Audit(7)	12	12	—
International Business(11)	11	11	—
Legal Affairs(10)	37	37	—
Regulation Strategies & Wholesale Business(9)	46	43	—
Subtotal	3,585	3,071	2,789
Subsidiaries
Turkcell Global Bilgi	6,071	5,899	4,565
Limited Liability Company Astelit	1,074	1,030	1,065
Belarusian Telecom	492	417	406
Global Bilgi LLC	708	624	394
Turkcell Superonline(3)	525	461	412
Turkcell Teknoloji Arastitma ve Gelistirme A.S.	423	427	362
Kibris Telekom	167	165	172
Kurumsal A.S.(13)	—	400	407
Others(14)	369	340	300
Subtotal	9,829	9,763	8,083
Total	13,414	12,834	10,872

(1)	As of 2011, Group Marketing Services function has been restructured and merged with Consumer Business.
(2)	As of July 2011, Finance organization has been restructured and named Turkcell Group Finance. Turkcell Global Bilgi, Global Tower, Turkcell Teknoloji including their affiliates and Turkcell’s Finance functions are merged under this centralized structure in order to construct a more comprehensive and more effective Group Finance organization and to benefit from the advantage of Turkcell Group’s multi-company structure.

(3)	As of November 2012, alarm handling and complaint management teams of Turkcell Superonline and Network Operations function have merged with Information & Communication Technologies in order to increase after sales service quality.
(4)	As of July 2011, Product & Services Management function has been restructured and part of it merged with Information & Communication Services. The other part of it has been renamed New Technology Business in order to determine new growth areas for Turkcell, bringing to maturity these fields for transforming into new business areas by market research and analysis.
(5)	As of 2009, the following groups are no longer reported as part of the CEO Office and are presented separately: Corporate Affairs, Corporate Risk Management, Corporate Strategy & Regulations, Legal Counseling and Special Projects.
(6)	As of 2011, CEO Support division has been formed.
(7)	As of 2011, Corporate Risk Management function has been renamed Internal Audit.
(8)	To increase our business effectiveness and our adaptation to change and by taking regulation excellence principles into consideration, “Regulations” has been moved to Corporate Strategy as of July 1, 2008 in order to increase our business effectiveness and ability to respond more efficiently to changes as well as by taking into consideration regulation excellence principles.
(9)	As of 2011, Corporate Strategy & Regulations function has been renamed Regulation Strategies & Wholesales Business.
(10)	As of 2011, Legal Counseling function has been renamed Legal Affairs.
(11)	As of 2011, International Expansion function has been renamed International Business.
(12)	International Investment Coordination includes experts and is not included in the subtotal.
(13)	As of February 1, 2012, Kurumsal A.S. organization has been restructured and merged with Corporate Business.
(14)	Others include the following subsidiaries: Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S., Global Tower, Turkcell Europe, Global Bilgi FLLC, Ukrtower, Azerinteltek and Rehberlik A.S.

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

Significant factors involved in the process of determining compensation and benefits for our employees are our grading structure (based on the Hay Grading system), market movement data and individual performance. We make salary adjustments once yearly. Principal factors in salary adjustments are market movements and economic indicators (e.g., the rate of inflation). We pay performance bonuses quarterly to sales employees and annually to all other employees in accordance with individual and company performance results. Our performance evaluation system evaluates the whole year performance of our employees through two primary activities: target setting and 360-degree evaluation. Benefits packages are designed in line with the local market practice and linked to grade bands/levels where the benefits package improves as the grade band/level increases. We run a flexible benefits plan that allows our employees to select from a pool of choices that suit them such as several shopping and travel vouchers, allowance for children and payment to the Defined Contribution Plan (the “DCP”). The DCP is a voluntary pension system in which we and the employee make equal contributions. After a vesting period of three years, the employee gets ownership of the contribution we made. The DCP covers all employees who have been working with us for a minimum of six months.

Each of our employees undergoes an orientation program incorporating classroom training and e-learning training. The training provides employees with information concerning corporate culture and ethics, an introduction to our services, basic mobile communications knowledge and functions of departments. Each employee has the opportunity to participate in the individual, organizational, functional and managerial development programs after regular analyses of his or her training needs. In addition, each employee receives specific training for his or her particular job.

To further develop our employees we have created the Turkcell Academy. The Turkcell Academy is structured as a center of development for Turkcell Group employees. The Turkcell Academy was created as part of Turkcell’s philosophy of investing in people and is one of our proactive development solutions supporting group strategies and helping to improve Turkcell’s performance. With the Turkcell Academy’s branded long-term development programs, technical and non-technical courses, web-based training systems and e-learning, Turkcell Group has become an environment in which employees get together to receive a broad variety of educational content and to share information.

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

6.E Share Ownership

Based on reporting made to us in February and March 2013, we believe that the aggregate amount of shares owned by our Board members and senior officers at such time was 1 ordinary share. No individual Board member or senior officer owned 1% or more of our outstanding shares.

ITEM	7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth our major shareholders’ ordinary share ownership representing approximately 64.12% of our company’s capital. This information is current as of March 15, 2013, based on the Company’s official share book. Our shareholders do not have different voting rights.

Name and Address of Owner	Nominal TRY Value of Shares Owned(1)	Percent of Class
Sonera Holding B.V.(2)	287,632,179.557	13.07%
P.O. Box 8675
NL 3009 AR Rotterdam
The Netherlands

Cukurova Holding A.S.	995,509.429	0.05%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15,
34330, Levent, Istanbul, Turkey

Turkcell Holding A.S.(3)	1,122,000,000.238	51.00%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15
34330, Levent, Istanbul, Turkey
Shares Publicly Held	789,372,310.776	35.88	%(4)(5)
Total	2,200,000,000.00	100.00%

(1)	On April 29, 2005, the General Assembly approved a revaluation of our ordinary shares from TL 1,000 to TRY 1. The revaluation resulted in the formation of fractional shares, which have not yet been merged into whole ordinary shares. Therefore, we give the nominal value of the ordinary shares owned rather than the units or fractional units thereof.
(2)	Controlled by TeliaSonera. On September 11, 2009, Sonera Holding B.V. entered into a derivative transaction with Citibank, N.A. that was settled on October 30, 2009, resulting in Sonera Holding’s acquisition of 6,418,710 of Turkcell’s ADS (representing 16,046,775 Shares) at a price of $17.30 per ADS.
(3)	Controlled directly by Cukurova Telecom Holdings Limited that owns 52.91% of its shares. 51% of Cukurova Telecom Holdings Limited’s shares are controlled by Cukurova Finance International Limited and 49% are controlled by Alfa Telecom Turkey Limited. As of the date of this annual report on Form 20-F, we understand that, TeliaSonera, Cukurova Holding, and Alfa Group currently own, directly or indirectly, of approximately 37.1%, 13.8%, and 13.2%, respectively, of our share capital, the majority of which is held through Turkcell Holding A.S. TeliaSonera’s 37.1% does not include additional shares totaling approximately 0.94% that TeliaSonera has informed us that they own. For more information, see footnote 5 below and “Item 3.D—Risk Factors—Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders have adversely impacted and may continue to impact decision-making on important matters. These ongoing disputes may lead to further regulatory or legal actions, and affect the ownership and control of our shares”.
(4)	In our prior filing on Form 20-F, we disclosed on the basis of publicly available information that Lazard Asset Management LLC controlled 111,353,863 shares. Lazard has not publicly updated this figure.
(5)	We calculate shares publicly held by deducting from total shares outstanding those shareholders named above. However, a different level of shares publicly held is arrived at when calculating according to Turkish regulations, see Free Float Definition Rules in “Item 10B Memorandum and Articles of Association—Capital Structure—Free Float Definition Rules”. Based on information received from TeliaSonera, we understand that approximately 0.94% of the shares they own in our Company is a part of float.

As of March 15, 2013, Turkcell had 69,422,394 ADRs outstanding held by 59 registered ADR holders. To the best of our knowledge, as of December 31, 2012, in accordance with the loan agreements signed between our shareholders and various banks, 0.05% of shares having a nominal value of TRY 995,509,429 have been pledged by our shareholders as security in favor of such banks.

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

Muflis Bilka Kaynak Iletisim San ve Tic. A.S. completed the sale of its 137,199.575 shares in our Company through the Central Registry Agency as of March 30, 2012. These shares are now classified as publicly held shares of the Company and Muflis Bilka is therefore no longer listed as an ordinary shareholder.

On January 25, 2013, MV Holding registered 26,021,712.590 shares through the Central Registry Agency. These shares are now classified as publicly held shares of the Company and MV Holding is therefore no longer listed as an ordinary shareholder.

7.B Related Party Transactions

We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. For a discussion of our Related Party Transactions for fiscal year 2012, see Note 34 to our Consolidated Financial Statements.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited consolidated financial statements as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, are included in “Item 18. Financial Statements”.

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

In accordance with Turkish law, the distribution of profits and the payment of an annual dividend with respect to the preceding financial year are subject to a recommendation which may be made by the Board of Directors each year for approval by the shareholders at the annual general assembly. The Board may decide whether or not to recommend a distribution of profits together with the amount of dividend and the shareholders, through the general assembly, accept, amend or reject such proposal, if any. Dividends are payable on a date proposed by the Board of Directors and determined at the general assembly of shareholders, which date, under the CMB requirements, must be earlier than the end of the fifth month following the end of the preceding financial year. However, the CMB is authorized to designate another deadline for distribution of dividends in any given year.

In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001, shall be merged and each share having a nominal value of TRY 1 shall be issued to represent such shares. Turkcell is currently in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001, to one ordinary share having a nominal value of TRY 1. After the share merger, which appears as a provisional article in the Articles of Association, to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will have a value of TRY 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TRY 1 approved by the CMB. Basic and diluted weighted average number of shares and net income per share as of December 31, 2004 are retrospectively changed to reflect each share having a nominal value of TRY 1.

On March 10, 2010, our Board of Directors proposed a dividend for the year ended December 31, 2009 of TRY 859.3 million (equivalent to $482 million at December 31, 2012), which represents 50% of distributable income and a net cash dividend of TRY 0.39 (equivalent to $0.22 at December 31, 2012) per share. This dividend proposal was approved at the Ordinary General Assembly of Shareholders held on April 29, 2010. A cash dividend was distributed from May 17, 2010, for a period of 15 days.

On March 23, 2011, our Board of Directors proposed a dividend for the year ended December 31, 2010 of TRY 1,328.7 million (equivalent to $745.4 million at December 31, 2012), which corresponds to 75% of Turkcell’s distributable income and a net cash dividend of TRY 0.60 (equivalent to $0.34 at December 31, 2012) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on April 21, 2011, and the Extraordinary General Assembly of Shareholders held on August 11, 2011 and October 12, 2011. The General Assembly on June 29, 2012 could not convene since the quorum required had not been reached and the dividend proposal could not be presented for approval.

Annual profits are calculated and distributed in accordance with our Articles of Association after deduction from our annual revenues of all expenses, depreciation, taxes, required reserves and any losses from the previous years.

Pursuant to CMB regulations, dividend distributions of publicly held companies are regulated as follows.

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

The CMB determined that for the accounting period ended December 31, 2008, the minimum dividend distribution rate should be at least 20% of the total distributable dividend. This distribution can be in cash or in the form of bonus share distribution, or both in cash and in the form of bonus share distribution, provided that it will not be less than 20% of the total distributable dividend. The amount of dividend to be distributed shall be resolved in the general assembly meetings of the companies. The CMB decided, with its decision dated January 27, 2010, not to enforce a minimum dividend distribution ratio for the dividend distribution to be made relative to the profit generated in 2009. The CMB has taken no further decision to amend this decision regarding dividend distribution for the 2010 and 2011 fiscal years. The new Capital Markets Law, which came into force on December 30, 2012, stipulates that public companies shall distribute dividends in line with their dividend policy determined by their general assembly and in conformity with the relevant legislation. However, the new law entitles the Board to regulate dividends. The CMB has maintained the status quo since its decision dated January 27, 2010.

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

9.A Offer and Listing Details

Our capital consists of ordinary shares. Pursuant to an amendment in Turkish Capital Markets Law and a communiqué issued by the CMB, our shares traded on the Istanbul Stock Exchange were dematerialized as of November 2005. For detailed information on the dematerialization of our shares, see “Item 10.B. Memorandum and Articles of Association—Transfer of Shares”.

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

Since January 1, 2006, capital gains realized without meeting a one-year holding period are subject to a withholding tax in Turkey. On July 7, 2006, a provision was added to article 1/a of Code 5527 stating that foreign-based taxpayers, natural persons and corporations are subject to 0% tax. See “Item 10.E. Taxation”.

The table below sets forth, for the periods indicated, the reported high and low closing quotations (as extracted from Reuters) on the NYSE and the Istanbul Stock Exchange. All quotations have been adjusted to take into account all dividends we have issued in the form of shares and cash.

	New York Stock Exchange ($ per ADS)		Istanbul Stock Exchange (TRY per Ordinary Share)
	High	Low	High	Low
Annual information for the past five years
2012	16.14	10.83	11.60	8.10
2011	17.73	10.36	10.95	7.36
2010	19.98	12.34	11.18	7.80
2009	18.65	11.15	10.32	6.86
2008	27.47	9.70	11.30	6.19
Quarterly information for the past two years
2012
First Quarter	13.96	11.83	9.96	8.78
Second Quarter	12.66	10.83	9.16	8.10
Third Quarter	15.5	12.50	11.25	8.94
Fourth Quarter	16.14	14.76	11.60	10.60
Quarterly information for the past two years
2011
First Quarter	17.73	13.28	10.95	8.58
Second Quarter	15.60	13.16	9.60	8.38
Third Quarter	13.79	10.36	8.98	7.36
Fourth Quarter	13.51	11.11	9.54	8.18
Monthly information for most recent six months
October	15.43	14.94	11.2	10.8
November	15.33	14.76	10.95	10.60
December	16.14	15.19	11.60	10.85
January	17.76	15.64	12.55	10.95
February	16.51	15.43	11.95	10.8
March (as of March 15, 2013)	16.85	16.12	12.25	11.55

Fluctuations in the exchange rate between the Turkish Lira and the U.S. Dollar will affect any comparisons of ordinary share prices and ADS prices.

On March 15, 2013, the closing price per ordinary share on the Istanbul Stock Exchange was TRY 12.15 and per ADS on the NYSE was $16.68. The Depositary confirmed that we had 76,267,184 ADRs outstanding as of the close of business on December 31, 2012. We had 69,422,394 ADRs outstanding as of the close of business March 15, 2013.

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

Board Members

General

The Board of Directors is comprised of seven members elected by the general assembly. An increase in the number of members of the Board of Directors must be approved by the general assembly. Currently none of the directors on our Board are either representatives of shareholders that are legal entities or shareholders themselves. With the new Turkish Commercial Code Act No 6102 (“TCC”), which came into force on July 1,

2012, the requirement of having a share of company in order to become a member of Board of Directors has been abolished. The individuals who do not have any shares in the company have been provided an opportunity to be elected as members of the Board of Directors and carry out such duty. Additionally, as the TCC came into force on July 1, 2012, it mandated that the Board members who have been elected as a representative of a legal entity be required to resign and that the new Board members (as individuals or representatives of the legal entity) be required to be appointed in their place until October 1, 2012 at the latest. Thus, Turkcell’s Board decided on September 13, 2012, that six board member representatives of Turkcell Holding A.S. at the Turkcell Board of Directors (except for Colin J. Williams) would be re-appointed as individual Board members, this time on different dates, by keeping the necessary meeting and decision quorums. Necessary legal steps have been taken and six Board members of Turkcell have been registered as individual Board members in order to complete the remaining term of office, as opposed to being representatives of the legal entity (Turkcell Holding A.S.).

The TCC does not require a board member to be a Turkish citizen. There is no minimum age for the directors, provided that a board member has reached the age of majority, which is 18, and there is no mandatory retirement age under applicable law. The conditions to be a Board member are regulated by the new TCC and the conditions to be an independent board member are regulated by the related CMB legislation.

Board Members’ Interest

The TCC forbids a Board member to enter into a transaction with us in any area relating to our business, either on the board member’s own behalf or on behalf of someone else, thus preventing the abuse of duty by Board members and protecting our interests (TCC Article 395) without the authorization of the general assembly. Our general assembly may authorize our Board members to enter into these types of transactions through a specific provision in our Articles of Association, or our general assembly may grant such a right on a yearly basis. On April 29, 2010, such authorization was granted by our general assembly.

Board members cannot participate in board meetings in which a matter related to themselves or their relatives is discussed (TCC Article 393). If any item of an agenda is related to one of the Board members, within the meaning of TCC Article 393, the Board member concerned should inform the board of this and the reason for not attending the discussions due to prohibition and any other actions taken related to the situation be recorded in the relevant Board of Directors’ resolution. Interested Board members cannot participate in and sign such resolutions. If we suffer any loss because of a Board member’s failure to raise such an issue, the Board member shall be held liable to compensate us for the loss incurred due to such matters related to relatives.

Under TCC Article 396, without the authorization of the general assembly, the Board members are barred from participating in similar commercial activities outside our Company. Board members cannot become shareholders with unlimited liability or become Board members of companies active in similar types of business. Our general assembly may, however, authorize our Board members to enter into these types of transactions through a specific provision in our Articles of Association or our general assembly may grant such a right on a yearly basis. On April 29, 2010, such authorization was granted by our general assembly.

Furthermore, based on a CMB Communiqué (see “Item 16.G. “Corporate Governance”), which requires compliance by listed companies as from June 30, 2012, along with Board members, controlling shareholders, senior management, as well as spouses and second degree blood and affinity relatives of those, can only do transactions which may cause conflict of interest with the company or its subsidiaries and can only compete with the company if its general assembly gives its prior approval thereto and if the general assembly is informed of such transactions. In a further Communiqué Serial IV, No. 63 dated February 22, 2013 the general assembly’s prior approval requirement was removed. Additionally, only material transactions shall be submitted for the General Assembly’s information.

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

According to a CMB Communiqué (see “Item 16.G. Corporate Governance”), which requires compliance by listed companies as from June 30, 2012, a written Remuneration Policy for Board members and senior management was prepared. This Policy was posted on the company’s website and submitted at the ordinary general assembly as a separate agenda item for information. However, our Ordinary General Meeting scheduled on June 29, 2012 could not convene since the quorum required by our Articles of Association had not been reached because Turkcell Holding A.S., which owns a 51% stake in our Company, was not represented at the meeting. Payment plans such as stock options or those based on company performance are not used in the remuneration of independent Board members. Remuneration of independent board members must safeguard the independency level.

Borrowing Power

To the extent the relevant provisions of Turkish law allow, the Board of Directors of our Company is the body entitled to, directly or through representatives authorized by the Board of Directors, resolve to exercise our powers to borrow money or give any form of guarantee or surety relating to our or any third party’s obligations. CMB adopted a new rule on September 9, 2009, which was announced in its weekly bulletin in connection with credit extensions, that public companies can provide guarantees or pledges, including mortgages, to third parties, provided such third party (i) is fully consolidated in the company’s financial statements or (ii) the ordinary business operations of the company directly requires providing guarantees, pledges or mortgages. At the Ordinary General Assembly held on April 29, 2010, Article 3 entitled Purpose and Subject Matter of Turkcell’s Articles of Association was amended in line with CMB’s rule dated September 9, 2009. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid-up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly. Pursuant to Article 3 of our Articles of Association, as amended on October 2, 2009 at the Extraordinary General Assembly, and as effective on October 7, 2009, we can extend credits to companies in which we have direct or indirect shareholding interest, both in Turkey and overseas, as well as to our main company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not conflict with applicable laws and regulations.

Initially, based on CMB Communiqué Serial IV, No. 56, dated December 30, 2011, the approval of the majority of the independent members was necessary for any and all kinds of related party transactions of the company (related parties referred in the Communiqué will be determined in accordance with the Turkish Accounting Principles No. 24, equivalent of IAS 24), as well as for the resolutions of the board of directors with respect to giving guarantees, pledges and mortgages in favor of third parties. The CMB in a further announcement clarified that listed companies could adopt one general board/general assembly resolution for the execution of transactions of a continuous and extensive nature with related parties unless the terms of those transactions had changed. In the event such changes occur, new board/general assembly resolutions will be needed. The new Capital Markets Law dated December 30, 2012 empowered the CMB to determine the nature of such transactions. Accordingly, the CMB with its Communiqué Serial IV, No. 63 dated February 22, 2013 restricted the scope and set out that only material related party transactions, as opposed to all kinds of transactions, shall be submitted to the approval of independent members. In cases where the majority of the independent members do not approve such material transaction, the case shall be disclosed to the public in a manner covering sufficient information with respect to the transaction within the scope of public disclosure arrangements, and the transaction shall be submitted to the general assembly for approval. During such general assembly meetings, a resolution shall be adopted by vote in which the parties to the transaction as well as the individuals related thereto are not entitled to vote. Meeting quorum shall not be necessary for the general assembly meetings to be held for those cases. Such resolutions shall be adopted by simple majority of the attendees having the right to vote. The Company shall incorporate related mandatory provisions of the said Communiqué in its Articles of Association (along with other mandatory provisions relating to corporate governance, see “Item 16.G. Corporate Governance”).

Capital Structure

General

Our Board of Directors has adopted the authorized share capital system which, under Turkish law, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our Board and without need for further shareholder approval. On January 23, 2008, the CMB amended its Communiqué on principles regarding the registered capital system. According to this amendment, the registered capital ceiling authorization given by the CMB shall be valid for five years, including the year in which the authorization is granted. As this five-year term ended in January 23, 2013, the Company will need to apply for the CMB’s authorization in order to determine its capital ceiling for a five-year term and will amend its Articles of Association accordingly at the next ordinary general assembly meeting.

Preemption Rights

We may increase our capital only through the issuance of new shares, and such issuances may come in the form of a rights offering or a bonus issue. Under Turkish law, existing shareholders are entitled to subscribe for new shares, also known as preemption rights, in proportion to their respective shareholdings each time we undertake a capital increase. Our Board of Directors will generally recommend that new shares be issued at prices equal to their nominal value, which entitles the existing shareholders to subscribe for shares at a significant discount from their current market price. The exercise of preemption rights by shareholders must be made within a subscription period which we announce, which may not be less than 15 days nor more than 60 days after the issuance of the preemption rights circular. Shareholders who do not wish to subscribe for new shares may sell their rights on the Istanbul Stock Exchange (“ISE”). Any shares not subscribed for by the existing shareholders or purchasers of the rights coupons are sold on the ISE at the current market price. Any differences between the rights issue price and the price realized for the shares on the ISE would accrue to our surplus account. Preemption rights of shareholders related to a rights offering may be restricted wholly or in part either by an affirmative vote of the holders of a majority of the outstanding shares at an ordinary or extraordinary general assembly or a resolution adopted by the Board of Directors to such effect, provided that such authority is conferred upon the Board of Directors. CMB rules stipulate that such authority may be conferred upon the Board of Directors of companies that have received permission from the CMB to adopt the authorized capital system.

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

Dividend Distribution and Allocation of Profits

Our Board of Directors recommends annual dividends, which then must be approved by our shareholders at their annual general assembly. Dividends are payable on a date determined at the annual general meeting. Under current rules, the Board of Directors may decide whether or not to recommend a distribution of dividends, and our shareholders at our annual general meeting may decide whether or not to distribute dividends in any year.

According to new Capital Markets law, we may freely determine the amount of dividends to be distributed based on the Dividend Policy adopted by our Board of Directors in 2004, pursuant to applicable Turkish laws and upon the approval of, or amendment by, the Board of Directors and the General Assembly of Shareholders. The Board decides whether or not to recommend an allocation of profits, as well as the amount of the dividend, and the shareholders, through the general assembly, accept, amend or reject such proposal, if any.

According to the CMB’s decision dated January 27, 2010 and numbered 02/51, regarding dividend distribution for the 2009 fiscal year, any cash dividend distribution must be completed by the end of the fifth month following the fiscal year. Dividends are payable by transfer to the account of the shareholders with a bank in Turkey corresponding to the relevant portion of their shares. If dividends are distributed in the form of bonus shares by means of a bonus issue, the registered value representing the bonus shares shall be transferred to the shareholders’ accounts no later than six months after the end of the fiscal year. Shareholders’ entitlement to cash dividends remains in effect for a period of five years following the date of the general assembly approving such distribution, after which time they are transferred to the Turkish government.

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

CMB Communiqué Serial IV, No. 56 dated December 30, 2011 (see “Item 16.G. Corporate Governance” for further information), initially stated that transactions considered as material (transfer, acquisition or lease of all or significant portion of company assets or constitution of limited property right there on; providing concession or changing content or subject of existing concessions and being delisted) under certain conditions those material transactions will need to be approved by the general assembly. In the event that parties to such transactions are related parties, such related parties shall not vote at the general assembly. The same Communiqué also required that the related parties not be allowed to vote on such transactions at the general assembly. The new Capital Markets law dated December 30, 2012 further expanded the scope of “material transactions”, which were exhaustively enumerated by the aforementioned Communiqué by adding the term “like” at the beginning of the enumeration. However, the topic has once again been regulated by another CMB Communiqué Serial IV, No. 63 dated February 22, 2013, and the term of “material transactions” with regard to the implementation of Corporate Governance Rules is again exhaustively defined in parallel with the Communiqué dated 2011.

Transfer of Shares

Subject to the limitations described below, shares may be sold and transferred by endorsement and delivery.

In practice, shares in registered form traded on the ISE are represented by the share certificates endorsed in blank, enabling such shares to be transferred as if they were in bearer form. As per the amendment in the then in force Capital Markets Law and a communiqué issued by the CMB in this respect, our Company’s shares traded at the Istanbul Stock Exchange were dematerialized as of November 2005.

Legal and actual dematerialization of the share certificates commenced on November 28, 2005. Beginning from November 28, 2005, it is prohibited for companies registered on the ISE to issue new share certificates, in consideration of rights issues or bonus issues. The new shares arising out of capital increases shall be transferred to the accounts of the rightful owners by registration.

A seven-year term given for the dematerialization of physical shares ended on December 31, 2012 and physical shares which were not delivered for dematerialization were supposed to become the property of the Company. However, according to the new Capital Markets Law which came into force on December 30, 2012, such undelivered physical shares are now transferred to the Investors’ Indemnisation Center (IIC) and sold three months following the transfer on ICC accounts.

Concerning registration of share transfers, the Company will take into account the Central Registry Agency’s data without requiring any application from the interested parties. Provisions regarding the nominal values of the share certificates of the Company are regulated in the temporary article of the Company’s Articles of Association and such article was approved at the Ordinary General Assembly Meeting on April 29, 2005. The temporary article reads as follows:

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

Disclosure of Beneficial Interests in the Shares

The Turkish regulation on public disclosure of listed companies was changed by Communiqué Serial VIII, No. 54 on Principles Regarding Public Disclosure of Material Events in February 2009 in harmonization with the relevant EU directives. In addition, the CMB issued a guideline concerning the scope and format of such disclosure. The new regulations do not specify every item or action to be disclosed but refer to this guideline and allow listed companies to decide whether such information is material for disclosure. Insider information, which means any non-public information that may possibly affect the value of capital market instruments and investors’ decisions, is required to be disclosed immediately by listed companies. Unlike the previous Communiqué on public disclosures, minority shareholders who hold 5% or more of a company’s total share capital and have no management responsibility or power to intervene in the management decisions are not obligated to disclose all sale and purchase transactions relating to the securities. Their disclosure requirement would arise if they exceed the shareholding ratios established in the Communiqué Serial VIII, No. 54 (5%, 10%, 15%, 20%, 25%, 33%, 50%, 66% and 75%). Disclosure of insider information may be delayed to protect the legitimate interests of the company without causing market manipulation. For those that have administrative responsibilities in Turkcell (including Board members and high-ranked executives), or are closely related persons, that purchase and sell Turkcell’s capital market instruments (including, but not limited to, Turkcell shares), such transactions will need to be declared to the Istanbul Stock Exchange; however, if the cumulative amount of the above-mentioned Turkcell transactions does not exceed TL 10,000 during 2010 (this ceiling was increased by the CMB to TL 12,000, effective January 1, 2013), such declaration will not be needed. This upper limit represents the total amount of all transactions made by Board members/high-ranked executives and their closely related persons. “Closely related persons” means: wives/husbands, children and individuals sharing the same residence at the time of transaction and corporations; legal entities run by, directly/indirectly controlled by or whose economic interests are similar with that of Board members; and high-ranked executives of the Company.

In addition, according to the new Communiqué on Voluntary and Mandatory Tender Offers (“Communiqué Serial IV No. 44”) issued by the CMB on September 2, 2009, the mandatory tender offer shall be triggered when, directly or indirectly, more than 50% of our Company’s shareholding is acquired or management control of a public company is taken over through acquiring (i) the necessary number of shares granting the right to elect or (ii) privileged shares allowing the nomination of the majority of the board of directors. Communiqué Serial IV No. 44 also stipulates certain circumstances which will not trigger a mandatory offer, such as management control changes of the company by a voluntary tender offer and share transfers by privileged shareholders with management control or persons acting together resulting in a possession of more than 50% of the capital or voting rights. The new Capital Markets Law incorporates those rules under its relevant provisions. In parallel, the new law introduces a squeeze-out right: in the event the shareholding of a shareholder reaches a threshold, which shall be determined by secondary legislation of the CMB, such shareholder shall have the right to purchase shares of minority and the minority shall have the right to sell their shares.

Free Float Definition Rules

While 35.88% of our Company is listed on the stock exchange, the number of our Company’s free floating shares as of March 15, 2013 was 789,372,310.776, according to the “Report on Free Float Ratios” released by the Central Registry Agency in accordance with the Capital Markets Board’s decision 21/655 of July 23, 2010, as amended by its decision 24/729 of August 18, 2010, and its free float ratio was 27.72%. The difference between these rates results from the exclusion of shares which are “i. held by a public entity, ii. held by the company’s incorporators and its affiliates (companies subject to consolidation), iii. held by shareholders who may be a natural person or a corporate body and control at least 5% of the Company’s capital, iv. held by a) the members of the Company’s Board of Directors and the Board of Auditors, b) General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, c) senior executives who report to General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, v. owned by the savings funds or foundations of companies, vi. Provided as equity capital pursuant to regulations applicable to the capital markets legislation or as a collateral in respect of a margin trading or as a collateral except the ones which are given as a collateral only for Central Depository Bank markets, vii. which are legally restricted and cannot be subject to purchase and sale, viii. prohibited, ix. “seized” in the definition of free float ratio. The difference may result from one or more situations described in the decision and it is not possible for our Company to know it.

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

•

Group B companies as companies that meet the following criteria: (1) the value of the publicly traded shares is under TRY 10 million and the number of shares in circulation is under 10 million or (2) the value of the publicly traded shares is under TRY 45 million and the percentage of actual shares in circulation is under 5%. Furthermore, an investment trust is classified as a Group B company if its stock price is 1.5 times higher than its net asset value (NAV) per share.

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

Protection of Minority Shareholders

Under Turkish securities law, minority shareholders, defined as those who hold 5% or more of our share capital, have the right, among other things, to request our Board of Directors to:

•	invite the shareholders to an extraordinary general assembly;

•	request that a matter be included on the agenda at both ordinary and extraordinary general assembly;

•	request the appointment of special auditors; if the general assembly rejects this request, minority shareholders may apply to the court for the appointment of a special auditor;

•

require that the Company take action against Board members who have violated the Turkish Commercial Code or the articles of association of a company or who have otherwise failed to perform their duties.

•	pursuant to the TCC, provided there is a good reason, minority shareholders may claim from the competent court to rule in favor of dissolution of the Company; and

•	if provided by the Articles of Association of the Company, certain minority groups may be represented at the Board of Directors.

According to the new Capital Markets Law, in the event a shareholder votes against a material transaction in a general assembly meeting, as briefly described above, such shareholder obtains a right to exit from the company by selling his/her shares. If the shareholder uses that right, the company is required to purchase the shareholder’s shares.

According to CMB Communiqué (see “Item 16.F Corporate Governance” for further information), in cases where the independent board candidates for whom the shareholders representing one percent of the capital casting dissenting votes have nevertheless been elected as independent members, those shareholders may apply to CMB within 30 days as of the general assembly.

Liquidation

In the event of liquidation, our shareholders are entitled to participate in any surplus in proportion to their shareholdings.

Changes in Capital Structure

Any increase in our Company’s capital requires an amendment to our Articles of Association and therefore shareholder approval through a general assembly. Such amendment is subject to the prior approval of the Ministry of Industry and Trade and the CMB. Our Board of Directors may also restrict the rights of existing shareholders and offer new shares to third parties. Changes in the voting and dividend rights of our shareholders require an amendment to our Articles of Association and approval by the general assembly. Such amendment is also subject to the prior approval of the Ministry of Industry and Trade and the CMB. Furthermore, under the Turkish Commercial Code, during the general assembly meetings held to amend the articles of association of a joint stock company, each share shall be entitled to only one vote, even if otherwise is provided under its articles of association.

Concerning the registered capital system, the CMB Communiqué on the Principles concerning Registered Capital System has been adopted by the CMB and published in the Official Gazette on January 23, 2008. According to this Communiqué, the requirements for the entry in the registered capital system and increase of the registered capital ceiling have been amended. The CMB permit issued for the registered capital ceiling is limited by a five-year term after the enactment of the Communiqué. Irrespective of whether the capital ceiling is increased or not, at the end of five-year term, the general assembly’s authorization and the CMB’s new permit are needed. Turkcell’s latest registered capital ceiling increase dates back to May 2005 and should have been renewed at the latest by January 23, 2013 by the general assembly according to this Communiqué. Since we could not hold a general assembly by the end of January 23, 2013 and obtain the authorization of the general assembly, Turkcell is no longer in the registered capital system, even though we do not intend to increase our current capital ceiling. Turkcell may again enter the system at any time through the process provided by the Communiqué.

Share Buy-Backs

Any decrease in our share capital requires an amendment to our Articles of Association. If we undertake to cancel our shares, we must notify any existing creditors, and within two months of notification, they may request payment or, if their receivables are not due and payable, we must create a security interest in their favor. Capital reduction is rarely applied in Turkey. The new TCC contains several rules enabling Turkish companies to repurchase their own shares if they satisfy certain conditions. Before the entry into force of the new TCC, the CMB had taken an anticipatory step by enabling listed companies to buy back their own shares. The CMB announced this on August 11, 2011, in its Weekly Bulletin numbered 2011/32, and this announcement describes in detail the procedures and principles which apply to such buy-back transactions.

In accordance with the new Capital Markets Law dated December 30, 2012, publicly held companies are able to buy back their own shares based on the principles set forth by the CMB, which will be issued within six months after the enactment of such law.

General Assemblies

Our general assemblies are normally held at our head office in Istanbul. We generally hold our annual general assembly within four months of the end of each financial year, which in our case is the calendar year, in accordance with the CMB rules.

Right holders, who have a right to attend the general assembly meetings, can attend such meetings by electronic means pursuant to article 1527 of the new TCC. Pursuant to the Communiqué on Electronic General Assembly Meetings held in Joint Stock Companies, the Company shall invite the right holders to attend, to deliver an opinion and to vote by electronical means, either setting up the electronic general assembly system; or purchase related services from the system providers that are specifically found for such purposes.

According to the new TCC, the general assembly meeting procedures should be regulated under the Internal Guidelines to be approved by the general assembly and registered at the Trade Registry. Accordingly, general assembly meeting procedures shall be executed with the related provisions of the Turkish Commercial Code, Articles of Association and the Internal Guidelines.

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

•	the approval of the remuneration of the Board members; and

•	the re-election or replacement of directors and/or auditors whose terms of office have expired.

Shareholders representing at least 5% of our share capital may, by written notice, require any additional matters to be included on the agenda for discussion at any of our general assemblies.

Notices covering general assemblies (including postponements and rescheduling), which include the agenda of any such general assembly, must be published in the Trade Registry Gazette and a leading Turkish newspaper published in Istanbul, determined by us, at least two weeks before the date fixed for the meeting in accordance with the TCC and three weeks before the date fixed for the meeting in accordance with CMB regulation. The TCC requires us to send notice of any general assembly by registered mail to each person registered in our books as a holder of shares and to those shareholders who have deposited at least one share certificate representing shares with us and have indicated a notice address. Under the Capital Markets Law, such notice requirement does not apply to holders of registered shares, which are also traded in the stock market.

Any shareholder holding any of our shares (excluding ADRs) and wishing to attend general assembly meetings to vote must present his/her identification document to our Head Office before the start of the meeting in order to obtain an entry permit for that meeting. Holders of the non-public registered shares in our share book of registered shares need not comply with such requirement to attend a general assembly. Any shareholder not wishing to attend any such general assembly in person may appoint another person as a proxy. Shareholders attending the general assembly meeting by electronic means should follow the procedures established by the related legislation.

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

As per the new Capital Markets Law, unless a higher quorum is accepted in the articles of association of public companies, affirmative votes of two-thirds of shareholders representing the share capital present at the general assembly (and this, without requiring a quorum) is needed for the following decisions: restricting preemptive rights of shareholders, authorizing the Board to restrict such preemptive rights in a registered capital system and reduction of the share capital and material transactions of the company as defined by the law. Nevertheless, if shareholders representing at least half of the company share capital are present at the meeting, simple majority decides unless a higher quorum is accepted by the articles of association.

In addition, the new Capital Markets Law stipulates that the CMB may require including some topics in the general assembly agenda to be discussed by the general assembly or to inform the shareholders at the general assembly.

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

We announced the decision of the Company’s Statutory Auditors to convene the Turkcell Annual General Meeting on June 29, 2012. The CMB decision concerning the draft amendments to the Articles of Association and the list of independent board member candidates submitted to the CMB by the Company’s Statutory Auditors relating to the 3rd and 4th items of the meeting agenda included in accordance with the CMB’s Communiqué on the Determination and Implementation of Corporate Governance Principles is presented below.

The resolution issued in the CMB Weekly Bulletin (No. 2012/25) dated June 21, 2012:

“Upon evaluation on the list of independent nominees pertaining to the board of directors and draft amendments to the Articles of Association, which were both submitted to the Capital Markets Board in connection to compliance with Corporate Governance Principles, attached to the Communiqué on Determination and Implementation of Corporate Governance Principles, Serial. IV and No.56;

It has been decided:

a) Not to evaluate the list of nominee independent members of the board of directors, due to the absence of a board of directors’ resolution regarding the list of nominees with the CMB; accordingly to issue a negative opinion without making any evaluation in respect of each and every nominee board member proposed by the Company and the Company’s Statutory Auditors,

b) Not to evaluate the draft amendments of the Articles of Association for which the evaluation was requested by the Company’s Statutory Auditors since no board of directors resolution was provided by Turkcell to the CMB regarding any such amendments,

c) To give notice to Turkcell to promptly apply to the CMB for approval of the draft amendments of the Articles of Association which shall be prepared for compliance with Corporate Governance Principles, and of the list of independent board members’ nominees which shall be determined in accordance with the procedures set out in the Communiqué, and to inform the Company that in case of failure to fulfill the requirements of the Communiqué, legal proceedings, including the provisions set out in sub-article (z) of the first paragraph of Article 22 of the Capital Market Act, may be commenced against the Company.”

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

10.E Taxation

The following discussion is a summary of the material Turkish and United States federal income tax considerations relating to the ownership and disposition of our shares or ADSs. The discussion is based on current law and is for general information only. The discussion does not address all possible tax consequences relating to the ownership and disposition of shares, or ADSs, and holders are urged to consult their tax advisors regarding the applicable tax consequences of holding and disposing of the shares or ADSs based on their particular circumstances.

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

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax. Dividends in cash received by resident individuals from Resident Corporations are subject to a withholding tax at the rate of 15% (as discussed above) and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeded TRY 26,000 in 2013 and TRY 25,000 in 2012 (TRY 23,000 in 2011).

Under the Income Tax Treaty between the United States of America and the Republic of Turkey, signed March 28, 1996 (the “Treaty”), the withholding tax rate is limited to 20% (including the surcharges on dividends paid by a Turkish Resident Corporation) of the gross amount of the dividends unless the beneficial owner of shares is a company which owns at least 10% of the voting stock of the company paying the dividends (in which case the rate would be limited to 15%). Because the current withholding tax rate applicable to publicly-traded corporations, such as Turkcell, is only 15%, the Treaty does not affect the current rate of Turkish withholding tax for U.S. holders. Cash dividends paid on ordinary shares or ADSs to a U.S. holder that does not have a permanent representative or place of business in Turkey will not be subject to taxation in Turkey, except in respect of the 15% income withholding tax discussed in the previous section. The distribution of dividends in kind (i.e., bonus shares) is not subject to a withholding tax, and such dividends in kind are not subject to an income declaration.

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

Gains realized by Resident Corporations on the sale of shares traded on the Istanbul Stock Exchange (such as Turkcell shares) or ADSs that represent shares traded on the Istanbul Stock Exchange (such as Turkcell ADSs) to residents or non-residents shall benefit from the withholding exemption, if a one-year holding period is met. However, where this holding period has not been met, there is a withholding tax from the gains derived from capital gains. The current rate for such withholding tax is 0%.

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

For shares acquired before January 1, 2006:

Capital gains derived from shares held by an investor (both individuals and corporations) for over three months are not subject to any withholding tax. Where this holding period has not been met, capital gains received by individuals are computed by deducting the original cost of the shares or ADSs, after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gain arising solely from inflation), from the amount received upon the sale or disposition of the shares or ADSs. Total capital gains are subject to declaration on the income tax return if they exceeded TRY 21,000 in 2013 and TRY 20,000 in 2012 (TRY 19,000 in 2011).

Gains realized by Resident Corporations on the sale of shares are subject to the applicable corporate tax. Upon fulfillment of the stated conditions in Article 5 of the Corporate Tax Law, 75% of capital gains deriving from the sale of the shares will be exempt from corporate income tax.

Gains realized by U.S. holders

U.S. holders that do not have a permanent establishment in Turkey are exempt from Turkish tax on capital gains generated from the sale of shares quoted on an exchange, such as Turkcell shares, under Article 13 of the Treaty. U.S. resident legal entities having a permanent establishment (fixed place of business or permanent representative) in Turkey generally are subject to tax in Turkey on capital gains arising from the sale of such shares and should consult their own Turkish tax advisors as to the rules applicable to them. As of July 7, 2006, the withholding tax rate applicable to non-resident holders of shares has been reduced to 0%.

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

Pursuant to a Turkish Constitutional Court decision, which annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individuals and corporations, the withholding tax regime has once again become subject to regulation pursuant to a law numbered 6009, which came into force on August 1, 2010. Pursuant to this new regulation, a 10% withholding on capital gains is applied to individual investors and a 0% withholding is applied to corporate investors, irrespective of the residency status. Non-resident corporate deposit receipt holders (depositaries of our ADR facility) are included within the scope of corporate investors. Non-resident investors of Turkcell ADRs will be subject to 0% withholding, provided that the depositary of our ADR facility is a corporate body. The Turkish Council of Ministers has the authority to raise the withholding levels to 5 percentage points.

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

A non-resident Investment or Mutual Fund may also qualify for this taxation regime if it appoints a permanent representative in Turkey, registers with the Turkish tax office, maintains legal books and meets the other tax requirements in Turkey.

Taxation on the Investor Level:

The gains realized by investors for participating within “FUND” are subject to taxation depending on the date of purchase of the “FUND” by the individual investors.

•

For “FUND” shares purchased before January 1, 2006, gains are not subject to income tax withholding. Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares. Total capital gains are subject to declaration on income tax returns if they exceeded TRY 21,000 in 2013 and TRY 20,000 in 2012 (TRY 19,000 in 2011) and are required to be declared in compliance with the Turkish Tax Regime. For “FUND” shares purchased after January 1, 2006:

1.	If the “FUND” maintains at least 51% of the portfolio invested in the Istanbul Stock Exchange Market and is held for more than a one-year period, gains shall not be subjected to withholding. Such gains shall be declared in compliance with the Turkish Tax Regime.

2.	If the “FUND” does not meet the conditions above, gains shall be subject to withholding at 10% for resident investors. In cases where non-resident investors can certify their own residency status, 0% withholding shall be applied.

3.	Pursuant to a Turkish Constitutional Court decision, which annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individuals and corporations, the withholding tax regime has once again become subject to regulation pursuant to a law numbered 6009, which came into force on August 1, 2010. Pursuant to this new regulation, a 10% withholding on capital gains is applied to individual investors and a 0% withholding is applied to corporate investors, irrespective of the residency status. Non-resident corporate deposit receipt holders (depositaries of our ADR facility) are included within the scope of corporate investors. Non-resident investors of Turkcell ADRs will be subject to 0% withholding, provided that the depositary of our ADR facility is a corporate body.

Stamp Taxes

According to the Turkish Stamp Tax Law (Law No. 488), all agreements and documents specified in the law with a monetary value indicated thereon are subject to a stamp tax with rates from 0.189% to 0.948%, which is calculated on the aggregate amount of such agreement or document. Stamp tax to be calculated for a particular “PAPER” was capped at a maximum of TRY 1,251,383.40 per original in 2011 and will be capped at a maximum of TRY 1,379,775.30 per original in 2012 and TRY 1,487,397.70 per original in 2013.

Certain Additional Tax Regulations

Changes in the Ministry of Finance’s interpretation of the taxation codes, especially changes regarding consumption taxes (Value Added Tax and Special Communication Tax), may adversely affect consumer prices. In addition to the prospective financial impact of such changes, unanticipated tax liabilities and fines may also be levied against our financial results in prior years since a Turkish company’s operations in the previous five years may be subject to financial investigation. Regulations that became effective July 1, 2010, however, have strengthened our rights with regards to this risk, particularly with regards to the following:

•	Tax inspectors shall not issue tax audit reports that contradict Decrees, Public Acts, Statutory Rules, General Communiqués and Circulars promulgated;

•

In the event that the tax authority differentiates previous interpretations of taxation codes via promulgated General Communiqués and Circulars, the new interpretation shall not be applied to previous transactions; and

•

Transactions that are compliant with rulings taken from the Tax Office shall be relieved from both tax penalty and overdue interest. Such shelter is valid only for a taxpayer that has applied for the ruling.

United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax considerations applicable to the ownership and disposition of shares or ADSs by you, if you are a U.S. holder. In general you will be a “U.S. holder” if:

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

•	you own our shares or ADSs as capital assets (which generally means for investment purposes);

•	you own directly, indirectly or by attribution less than 10% of our outstanding share capital or voting stock;

•	you are fully eligible for benefits under the Limitation on Benefits article of the Treaty; and

•	you are not also a resident of Turkey for Turkish tax purposes.

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

Certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (at a maximum rate of 20%) in respect of “qualified dividend income” received. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, amongst other things, the U.S. holder meets certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend income has been paid are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares and ADSs should constitute qualified dividend income for U.S. federal income tax purposes, and we anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holders. In computing foreign tax credit limitations, non-corporate U.S. holders may take into account only a portion of a qualified dividend to reflect the reduced U.S. tax rate applicable to such dividend. Each U.S. holder of shares or ADSs is urged to consult its own tax advisor regarding the availability to it of the reduced dividend tax rate in light of its own particular situation and regarding the computations of its foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

Sale, Exchange or other Disposition of Shares or ADSs

Upon the sale, exchange or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in your shares or ADSs (as determined in U.S. Dollars). Gain or loss upon the disposition of shares or ADSs generally will be U.S.-source gain or loss, and will be treated as long-term capital gain or loss if, at the time of the disposition, your holding period for the shares or ADSs exceeds one year. If you are an individual, any capital gains generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

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

Net Investment Income Tax

Certain U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% tax on “net investment income”, including, among other things, dividends on, and gains from the sale or other taxable disposition of, our shares and ADSs, subject to certain limitations and exceptions. You should consult your own tax advisor regarding the effect, if any, of such tax on your ownership and disposition of our shares and ADSs.

Passive Foreign Investment Company Status

We currently believe that we were not a passive foreign investment company (a “PFIC”) for the taxable year ended December 31, 2012, for U.S. federal income tax purposes. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. A non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares and ADSs.

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

In addition, U.S. holders should be aware of new annual reporting requirements with respect to the holding of certain foreign financial assets, including our shares and ADSs that are not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds $50,000 (or $100,000 for married couples filing a joint return). You should consult your own tax advisor regarding the application of the information reporting and backup withholding rules to our shares and ADSs and the application of the annual reporting requirements to your particular situation.

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

Overview

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Ukrainian Hryvnia, Azerbaijani Manat and Belarusian Rubles. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Similarly, we are subject to market risk deriving from changes in interest rates that may affect the cost of our financing. We provide a detailed analysis of our foreign exchange and interest rate risks in Note 30.

Foreign Exchange Risk Management

Our functional currency is the TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in a number of different currencies. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros, Ukrainian Hryvnia and Belarusian Rubles, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into TRY at the exchange rates prevailing at the balance sheet date, with the resulting exchange differences recognized in the determination of net income. In 2012, net foreign exchange losses amounted to $2.4 million, resulting from transactions related to foreign exchange effects.

Market risk-sensitive instruments consist of loans and borrowings denominated in foreign currencies (substantially in U.S. Dollars) totaling $1,705.2 million, which represents the majority of total indebtedness as of December 31, 2012.

To manage our foreign exchange risk more effectively, we may enter into forward transactions and option contracts. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings or collect premiums. As of December 31, 2012, we did not have any outstanding forward and option contracts to buy or sell U.S. Dollars against TRY. The basis for our sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all our assets and liabilities denominated in foreign currencies. This analysis excludes net foreign currency investments. It is estimated that a general increase of 10% in the value of TRY, Ukrainian Hryvnia and Belarusian Rubles, against other foreign currencies, would have increased our profit before income tax by approximately $43.5 million for the year ended December 31, 2012. These aforementioned assumptions are hypothetical and the actual results may differ substantially from the projected figures.

All hedging transactions have been authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect us from fluctuations in currency values. Analytical techniques are used to manage and monitor foreign exchange risk, which includes market valuation and sensitivity analysis. In addition, we keep a reasonable proportion of our monetary assets in U.S. Dollars to reduce our currency exposure. Furthermore, the maximum tariffs we may charge are adjusted periodically by the ICTA to account for, among other things, the devaluation of the TRY.

Interest Rate Risk Management

We are exposed to variations in interest rates, primarily in Euros, U.S. Dollars and TRY denominated debt and investments, which may affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk) and also cause changes in the values of our interest-bearing assets, which have already been added to the balance sheet. We manage interest rate risk by financing non-current assets with long-term debt with variable interest rates and equity.

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2012							December 31, 2011
	Effective interest rate	Total carrying amount	2013	2014	2015	2016 thereafter	Fair Value	Effective interest rate	Total carrying amount	2012	2013	2014	2015 thereafter	Fair Value
Fixed rate instruments
Finance lease obligations
USD	3.9%	2.0	1.1	0.6	0.3	—	2.0	6.8%	2.1	1.2	0.7	0.2	—	2.1
EUR	3.4%	18.4	1.8	1.3	1.3	14	18.4	3.4%	17.6	0.8	1.2	1.3	14.3	17.6
TL	10.2%	0.1	0.1	—	—	—	0.1	10.2%	0.2	0.1	0.1	—	—	0.2
Secured bank loans
USD fixed rate loans	4.3%	3.5	3.5	—	—	—	3.5	5.0%	6.4	6.4	—	—	—	6.4
BYR fixed rate loans	10.9%	7.6	1.7	1.1	1.2	3.6	7.6	10.9%	8.8	1.8	1.6	1.3	4.1	8.8
Unsecured bank loans
USD fixed rate loans	4.3%	598.5	437.5	88.5	63.8	8.7	598.5	4.6%	486.4	135.5	196.7	84.8	69.4	486.4
TL fixed rate loans	10%	103.0	9.8	59.3	33.9	—	103.0	15.0%	5.5	5.5	—	—	—	5.5

Variable rate instruments
Secured bank loans
EUR floating rate loans	7.8%	17.1	17.1	—	—	—	17.1	7.9%	2.6	0.1	2.5	—	—	2.6
Unsecured bank loans
USD floating rate loans	3.4%	955.0	613.4	73.4	217.8	50.4	955.0	3.8%	1,318.8	652.7	421.8	65.0	179.3	1,318.8
EUR floating rate loans	—	—	—	—	—	—	—	6.6%	19.7	6.8	12.9	—	—	19.7
Total	—	1,705.2	1,086.0	224.2	318.3	76.7	1,705.2		1,868.1	810.9	637.5	152.6	267.1	1,868.1

For contractual cash flows and nominal interest of bank loans, see Note 25 and Note 30 to our audited consolidated financial statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

As of December 31, 2012, we did not have Turkish government floating rate note holdings; therefore, we were not exposed to interest rate risks on our financial assets.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest-bearing investments and interest-bearing debts. When we assume a 1% increase in interest rates for all maturities from their levels as of December 31, 2012, with all other variables held constant, our profit before income tax decreases by $4.8 million.

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

Direct Payments made by Citibank to Turkcell

Citibank, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with such program. In 2012, the Depositary, as part of its agreement, reimbursed Turkcell $3,445,731. The amounts the Depositary has reimbursed and will reimburse are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the type of expenses that Citibank has reimbursed.

Category of Expenses	Amount Reimbursed in 2012
Investor Relations(1)	$3,445,731

(1)	This type of expense includes activities tailored to increase the company’s ADR program, including, but not limited to, roadshows and training in the U.S., legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

Indirect Payments made by Citibank to Turkcell

As part of its service to Turkcell, Citibank has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total $4,438.11. The table below sets forth the fees that Citibank has agreed to waive and/or expenses that Citibank has agreed to pay in the year ended December 31, 2012.

Category of Expenses	Amount Waived or Paid by Citibank for the period January 1, 2012 through December 31, 2012
Third-party expenses paid directly	$250.00
Fees waived	$4,438.11

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of February 1, 2012, Astelit had debt repayments due to Euroasia in the amount of $150 million and to Financell in the amount of $173 million. Since June 2011, Astelit has not met the payment obligations, which were waived until February 1, 2012. Since that date, our Board of Directors has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations to Euroasia and Financell totaling $323 million and defaulted on its loan agreements. (As of December 31, 2012, Astelit’s unmet obligations under its loans to Financell and Euroasia had reached a total of $489 million). As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $554 million (currently decreased to $304 million, following our $150 million guarantee payment and other principal payment) and waivers were obtained for the aforementioned loans before December 31, 2012. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by SCM together with a guarantee and indemnity given by SCM. Financell has rights to commence enforcement of pledges and guarantees under certain conditions.

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150 million to finance Astelit, also defaulted on its loan on March 30, 2012. As a guarantor, we paid $150 million to related banks on April 6, 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by SCM has been established in favor of Turkcell. Upon payment of the guaranteed amount, Turkcell has the right to commence enforcement of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above) totaling $304 million, and waivers have also been obtained for the aforementioned loans.

With respect to the amounts due to Financell, our Board of Directors decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be up to $411 million principal amount plus sum of interest, any other costs, expenses and fees that may accrue in connection with the credit line agreements. This guarantee includes the debt repayments of $173 million due under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due. Astelit’s debts are denominated in foreign currencies which expose Astelit to foreign exchange and convertibility risks.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2012. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2012 based on criteria established in the Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by DRT Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (“Deloitte”), our independent registered public accounting firm in Turkey, as stated in their attestation report, which appears below under Item 15(c), Report of the Independent Registered Public Accounting Firm.

(c) Attestation Report of the Independent Public Accounting Firm.

DRT Bagimsiz Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. Sun Plaza, Bilim Sokak No: 5 34398 Maslak, Şişli Istanbul, Türkiye Tel: +90 212 366 6000 Fax: +90 212 366 6010 www.deloitte.com.tr

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Turkcell İletişim Hizmetleri A.Ş.

Istanbul

We have audited the internal control over financial reporting of Turkcell İletişim Hizmetleri A.Ş. and its subsidiaries (together the “Group”) as of December 31, 2012 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, based on our audit, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the years ended December 31, 2012 and 2011 of the Group and our report dated April 8, 2013 expressed an unqualified opinion on those financial statements based on our audit and the report of other independent registered public accounting firm.

Istanbul, Turkey

April 8, 2013

DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.

Member of DELOITTE TOUCHE TOHMATSU LIMITED

(d) Changes in Internal Control over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. This conclusion has been made at a reasonable assurance level.

ITEM 16.

16.A Audit Committee Financial Expert

Currently no independent Audit Committee member is an “audit committee financial expert”, as that term is defined by the SEC in its final rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, because, after self-evaluation, our Audit Committee members did not consider themselves, individually, as an “audit committee financial expert”. However, our Audit Committee members and our Board of Directors believe that our Audit Committee members are nonetheless qualified to carry out their duties on the Audit Committee given their experience and other qualifications in financial matters.

16.B Code of Ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and other executive officers and financial officers. This code of ethics is posted on our website, www.turkcell.com.tr.

16.C Principal Accountant Fees and Services

Deloitte served as our independent registered public accountant for financial years ended December 31, 2012, 2011 and 2010. Our audited financial statements for the three-year period ended December 31, 2012 appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by our auditors to us in 2012, 2011 and 2010.

	2012 $m	2011 $m	2010 $m
Audit Fees(1)	1.7	1.6	1.6
Audit-Related Fees(2)	—	—	—
Tax Fees	—	—	—
All Other Fees(3)	—	—	—
Total	1.7	1.6	1.6

(1)	Audit Fees consist of fees billed for professional services pertaining to the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.
(3)	All Other Fees consist of fees billed for products and services other than services provided under Audit Fees, Audit-Related Fees and Tax Fees.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has pre-approved all work performed by our external auditors for the year 2012 and it has not adopted blanket pre-approval policies and procedures.

16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

To our best knowledge and in accordance with the official Share Book of the Company, neither we nor any affiliated purchaser made any purchases of our ordinary shares during the fiscal year ended December 31, 2012.

16.F Change in Registrant’s Certifying Accountant

Not applicable.

16.G Corporate Governance

Significant Differences in Corporate Governance Practices

Matters related to corporate governance in Turkey are regulated by the new Turkish Commercial Code (“TCC”) came into force on July 1, 2012 and the new law and regulations and communiqués of the CMB, the regulatory and supervisory authority, both of which are binding upon publicly held companies.

In addition, corporate governance practices in Turkey are also guided by the Corporate Governance Principles of the CMB (the “CMB Principles”), which took effect on a “comply or explain” basis on January 1, 2004. Effective from 2005, the CMB requires listed companies to incorporate in their annual reports a “Corporate Governance Compliance Report” which compares the CMB Principles to the Corporate Governance principles under which the Company operates. This report is posted on our website, www.turkcell.com.tr.

Effective in fall 2011, by way of various communiqués, the CMB has revised its corporate governance principles with a view to strengthening the governance practices of listed companies. As a result, the CMB left the “comply or explain” approach to a limited extent and required listed companies to comply with certain corporate governance principles on a compulsory basis. Listed companies, excluding banks, need to comply with the requirements immediately starting with their first General Assembly and not later than June 30, 2012, while the applicable deadline for the banks is the beginning of 2013. In a further Communiqué dated September 13, 2012, the CMB empowered itself, effective until December 31, 2012, to take legal action before the relevant first instance court in a view to assure the compliance with its corporate governance rules. No legal action has been taken against our Company to the best of our knowledge. The new Capital Markets Law came into force on December 30, 2012. The Capital Markets Board is entitled by the new law (Art.17(2)) to make decisions and perform actions accordingly on its own initiative in case time-bound compliance requirements relating to its corporate governance principles are not met in due time. The CMB with its resolution dated March 11, 2013 announced the replacement of Mr. Bulent Ergin, Mr. Tero Kivisaari and Mr. Oleg Malis on our Board of Directors with three new members, Mr. Atilla Koc, Mr. Hilmi Guler and Mr. Ahmet Akca, who will serve as “independent board members” according to Art.17/2 of the Capital Markets Law No. 6362 and perform their duties until the new appointments are made in accordance with the legislation. As per the same article, non-compliance with corporate governance requirements other than time-bound ones may result in CMB’s legal actions.

In a further Communiqué dated April 6, 2013, the CMB amended the corporate governance principles. The following rules have been added to the Communiqué:

•

If some or all of the Board members’ terms have ended and thereby compliance with the mandatory CMB Corporate Governance Rules cannot be established, the CMB will require the Board to call a general assembly meeting which must be held within 30 days. If a general assembly meeting cannot be called or a positive result cannot be reached at the general assembly meeting, the CMB, as per the new Capital Markets Law, will have the right to directly appoint the minimum number of Board members that meet independency criteria to achieve the necessary meeting and decision quorums. Those members’ terms of office will last until the new appointments are made in accordance with the legislation The new Board members will then make the necessary amendments to the Articles of Association to be in line with the mandatory CMB Corporate Governance Rules upon the approval of the CMB, which will be registered at the Trade registry.

•

If there are enough Board members to achieve such compliance, but there is not a positive result (at the Board or the general assembly meeting), then the CMB allows companies 30 days to take the necessary action. If the necessary action to ensure compliance cannot be realized within the given period, the CMB will have the right to directly appoint the minimum number of Board members that meet independency criteria to achieve the necessary meeting and decision quorums. The new Board will then make the necessary amendments to the Articles of Association to be in line with the mandatory CMB Corporate Governance Rules upon the approval of CMB, which will be registered at the Trade Registry.

For implementation purposes, the CMB has classified ISE-listed companies into three groups:

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

•	The CMB has updated its independence criteria for independent board members.

•	The following Board committees shall be established by listed companies:

•	Audit Committee (already existing at Turkcell Board level)

•	Corporate Governance Committee (already existing at Turkcell Board level)

•	Candidate Nomination Committee (already existing at Turkcell Board level)

•	Early Detection of Risks Committee (already existing at Turkcell Board level)

•	Remuneration Committee. (already existing at Turkcell Board level)

All of the members of the Audit Committee and the chairmen of the other committees shall be elected among the independent board members. It is sufficient that the majority of the members of the committees—except for the Audit Committee—to be board members. The chief executive officer/general manager should not hold a position at the committees. Terms of reference, working principles and members of the committees shall be determined and disclosed to the public by the board of directors.

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

•

A written remuneration policy for board members and senior management must be prepared. This policy must be posted on the company’s website and submitted at the ordinary General Assembly as a separate agenda item for information. Payment plans, such as stock options or those based on company performance, are not used in the remuneration of independent board members. Remuneration of independent board members must safeguard the independence level.

•	There are mandatory rules relating to material transactions and related party transactions/guarantees to third parties.

Below is a summary of the significant differences between our corporate governance practices and those that would apply to U.S. companies under the NYSE corporate governance rules as of March 31, 2013:

NYSE Corporate Governance Rule for U.S. Issuers	Our Practice as a Foreign Private Issuer
Listed companies must have a majority of independent directors.	Our Board currently has four members who are deemed to meet the independence standards of both the SEC and CMB Principles. Under the CMB Principles, it is requested to have a board comprised of at least one-third independent members (or, in any event, two members). On September 13, 2012, the CMB empowered itself, effective until December 31, 2012, to take legal action before the relevant first instance court in a view to assure the compliance with its corporate governance rules, including the one-third independent rule. The new Capital Markets Law came into force on December 30, 2012. The Capital Markets Board is entitled by the new law (Art.17(2)) to take decisions and perform actions accordingly on its own initiative in case time-bound compliance requirements relating to its corporate governance principles are not met in due time. On March 11, 2013, the CMB announced the replacement of Mr. Bulent Ergin, Mr. Tero Kivisaari and Mr. Oleg Malis on our Board of Directors with three new members, Mr. Atilla Koc, Mr. Mehmet Hilmi Guler and Mr. Ahmet Akca, who serve as “independent board members” according to Art.17/2 of the Capital Markets Law No. 6362, effective March 12, 2013.

The non-management directors of each company must meet at regularly scheduled executive sessions without management.	Turkish law does not make any distinction between management and non-management directors. Members of the board who are not also members of management do not meet in regularly scheduled executive sessions.

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

On June 23, 2004, our Board of Directors established a Corporate Governance Committee. Our Corporate Governance Committee has a written charter specifying its duties. According to the CMB Principles, only committees’ chairs are required to be independent as defined by the Principles themselves.

The charter substantially satisfies the minimum requirements of the NYSE corporate governance rules.

NYSE Corporate Governance Rule for U.S. Issuers	Our Practice as a Foreign Private Issuer

Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	On December 19, 2012, in conformity with the Capital Markets Board’s Communiqué Serial IV No. 56 for Definition and Enforcement Governance Principles, our Board decided to establish a Compensation Committee to operate under our Board of Directors. The Board also adopted the Compensation Committee’s Charter. The Board approved that the Compensation Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter and the Compensation Committee shall be authorized in lieu of the Corporate Governance Committee in “Total Remuneration Policy of the Board of Directors and Top Executives” adopted by our Board.

Listed companies must have an audit committee that satisfies requirements set forth in Exchange Act Rule 10A-3 and additional requirements, including: (i) a minimum of three members; (ii) independence as defined in NYSE Rule 303A.02; and (iii) a written charter that addresses minimum duties in addition to those required by Exchange Act Rule 10A-3.

Our Audit Committee currently has four members: Mr. Colin J. Williams, Mr. Ahmet Akca, Mr. Mehmet Hilmi Guler and Mr. Atilla Koc. All of the members are considered independent under the U.S. Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of NYSE and the Turkish CMB Corporate Governance Principles.

The Audit Committee members are non-executive Board members as required by the CMB Communiqué Serial: X No. 22 which is binding upon public companies in Turkey. Additionally, a new regulation issued by the CMB on December 30, 2011, pursuant to which listed companies must, as from June 30, 2012, have audit committees composed of independent board members came into force. We are currently in compliance. Under Turkish law, our entire Board of Directors is responsible for all decisions; as a result, the Audit Committee’s duties are advisory. Pursuant to Turkish law, our external auditor is nominated by the Board of Directors upon advice of the Audit Committee and approved by our general assembly of shareholders.

The Audit Committee revised its charter, effective June 20, 2005 and reviewed both “Turkcell Common Values and Business Ethics Document” and “Implementation of Turkcell Common Values and Business Ethics Rules” in order to comply with the requirements of applicable CMB legislation and Exchange Act Rule 10A-3 and NYSE 303A.06. There was a second revision, effective July 21, 2006, to reconsider membership criteria. Our Audit Committee

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

Our audited consolidated financial statements as of December 31, 2012, and for each of the years in the three-year period ended December 31, 2012, are filed as part of this annual report, on pages F-3 through F-152.

ITEM 19.	EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

1.1	Articles of Association of Turkcell Iletisim Hizmetleri A.S.

8.1	Subsidiaries of Turkcell.

12.1	Certification of Sureyya Ciliv, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Murat Dogan Erden, Acting Chief Financial Officer for preparation of the Annual Report of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 8, 2013	By:	/s/ SUREYYA CILIV
Sureyya Ciliv
Chief Executive Officer

Date: April 8, 2013	By:	/s/ MURAT DOğAN ERDEN
Murat Doğan Erden
Acting Chief Financial Officer for preparation of the Annual Report

DRT Bağimsiz Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. Sun Plaza, Bilim Sokak No: 5 34398 Maslak, Şişli İstanbul, Türkiye Tel: +90 212 366 6000 Fax: +90 212 366 6010 www.deloitte.com.tr

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Turkcell İletişim Hizmetleri A.Ş.

Istanbul

We have audited the accompanying consolidated statement of financial position of Turkcell İletişim Hizmetleri A.Ş. (“the Company”) and its subsidiaries (together “the Group”) as of December 31, 2012 and 2011 and the related consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the years ended December 31, 2012, 2011 and 2010. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Fintur Holdings B.V. (“Fintur”); a 41.45 percent owned equity accounted investee of the Group. The Group’s investment in Fintur as of December 31, 2012 and 2011 was $230 million and $359 million, respectively and its share in profit of Fintur was $143 million, $165 million and $153 million for the years ended December 31, 2012, 2011 and 2010, respectively. Those consolidated financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Fintur, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other independent registered public accounting firm, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2011 and the results of their operations and their cash flows for the years ended December 31, 2012, 2011 and 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 8, 2013 expressed an unqualified opinion on the effectiveness of Group’s internal control over financial reporting.

Other Matter

Without qualifying our opinion, we draw attention to the following matter:

As already discussed in Note 2a and 22, the Group’s audited consolidated financial statements for the year ended December 31, 2010 and December 31, 2011 were approved by the Company’s Audit Committee and Board of Directors and authorized for announcement on February 23, 2011 and February 22, 2012, respectively. However; the consolidated financial statements prepared as at and for the year ended December 31, 2010 were not approved by the General Assembly meeting on 21 April 2011 and the Extraordinary General Assembly meetings on August 11 and October 12, 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended December 31, 2010 and December 31, 2011 could not be presented for approval. The General Assembly has the authority to amend the consolidated financial statements. Additionally, the Company’s Board of Directors proposed a dividend distribution for the year ended December 31, 2010 amounting to TL 1,328,697 thousand on March 23, 2011. Since the consolidated financial statements for the year ended December 31, 2010 were not approved in General Assembly and Extraordinary General Assembly meetings, the dividend distribution proposal was not approved and no financial liability has been recognized in the accompanying consolidated financial statements.

Istanbul, Turkey

April 8, 2013

DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.

Member of DELOITTE TOUCHE TOHMATSU LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Fintur Holdings B.V.

We have audited the consolidated balance sheets of Fintur Holdings B.V. and its subsidiaries (the “Group”) as at 31 December 2012 and 2011 and consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the years ended 31 December 2012, 2011 and 2010. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fintur Holdings B.V. and its subsidiaries as at 31 December 2012 and 2011 and the results of their operations and their cash flows for the years ended 31 December 2012, 2011 and 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Başaran Nas Bağimsiz Denetim ve

Serbest Muhasebeci Mali Müşavirlik A.Ş.

a member of

PricewaterhouseCoopers

Mert Tüten, SMMM

Partner

Istanbul, 3 April 2013

Başaran Nas Bağimsiz Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. a member of PricewaterhouseCoopers Turkey

BJK Plaza, Süleyman Seba Caddesi No:48 B Blok Kat 9 Akaretler Beşiktaş 34357 İstanbul-Turkey

www.pwc.com/tr Telephone: +90 (212) 326 6060 Facsimile: +90 (212) 326 6050

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Note	2012	2011
Assets
Property, plant and equipment	13	3,061,199	2,709,600
Intangible assets	14	1,296,117	1,246,308
GSM and other telecommunication operating licenses		678,694	691,895
Computer software		568,447	502,974
Other intangible assets		48,976	51,439
Investments in equity accounted investees	15	256,931	414,392
Other investments	16	29,069	22,568
Due from related parties	34	—	43
Other non-current assets	17	125,299	125,389
Trade receivables	19	216,149	113,581
Deferred tax assets	18	14,823	3,286

Total non-current assets		4,999,587	4,635,167

Inventories		48,903	26,069
Other investments	16	22,205	844,982
Due from related parties	34	7,414	43,215
Trade receivables and accrued income	19	1,209,007	842,381
Other current assets	20	269,905	198,458
Cash and cash equivalents	21	3,926,215	2,508,529

Total current assets		5,483,649	4,463,634

Total assets		10,483,236	9,098,801

Equity
Share capital	22	1,636,204	1,636,204
Share premium	22	434	434
Capital contributions	22	22,772	22,772
Reserves	22	(1,628,110)	(1,920,974)
Retained earnings	22	7,207,563	6,053,702

Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		7,238,863	5,792,138

Non-controlling interests	22	(78,719)	(60,533)

Total equity		7,160,144	5,731,605

Liabilities
Loans and borrowings	25	619,196	1,057,380
Employee benefits	26	41,452	28,259
Provisions	28	148,894	58,219
Other non-current liabilities	24	117,888	92,669
Deferred tax liabilities	18	44,169	67,374

Total non-current liabilities		971,599	1,303,901

Bank overdraft	21	—	1,084
Loans and borrowings	25	1,087,447	811,953
Income taxes payable	12	76,533	61,891
Trade and other payables	29	953,601	929,488
Due to related parties	34	55,614	14,582
Deferred income	27	91,166	118,376
Provisions	28	87,132	125,921

Total current liabilities		2,351,493	2,063,295

Total liabilities		3,323,092	3,367,196

Total equity and liabilities		10,483,236	9,098,801

The notes on page 7 to 139 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Note	2012	2011	2010
Revenue	8	5,865,787	5,609,679	5,982,093
Direct costs of revenue		(3,622,309)	(3,528,928)	(3,349,035)

Gross profit		2,243,478	2,080,751	2,633,058

Other income		18,094	32,600	14,668
Selling and marketing expenses		(953,187)	(1,010,615)	(1,085,750)
Administrative expenses		(270,477)	(246,543)	(347,290)
Other expenses	9	(76,924)	(161,236)	(64,233)

Results from operating activities		960,984	694,957	1,150,453

Finance income	11	386,088	330,277	277,130
Finance costs	11	(125,510)	(289,648)	(102,662)

Net finance income		260,578	40,629	174,468

Monetary gain		95,325	144,813	—
Share of profit of equity accounted investees	15	121,733	136,907	122,839

Profit before income tax		1,438,620	1,017,306	1,447,760

Income tax expense	12	(291,491)	(292,193)	(320,799)

Profit for the year		1,147,129	725,113	1,126,961

Profit/(loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		1,158,835	751,709	1,170,176
Non-controlling interests		(11,706)	(26,596)	(43,215)

Profit for the year		1,147,129	725,113	1,126,961

Basic and diluted earnings per share (in full USD)	23	0.53	0.34	0.53

The notes on page 7 to 139 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	2012	2011	2010
Profit for the year	1,147,129	725,113	1,126,961

Other comprehensive income/(expense), net of tax:
Foreign currency translation differences	312,708	(1,293,917)	(184,352)
Net change in fair value of available-for-sale securities	—	—	(1,318)
Change in cash flow hedge reserve	(860)	(459)	—
Actuarial loss arising from employee benefits (Note 26)	(4,911)	—	—
Tax effect of foreign currency translation differences	2,145	(4,430)	(754)
Tax effect of actuarial loss from employee benefits	960	—	—

Other comprehensive income/(expense) for the year, net of tax	310,042	(1,298,806)	(186,424)

Total comprehensive income for the year	1,457,171	(573,693)	940,537

Total comprehensive income/(expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	1,467,154	(540,624)	984,187
Non-controlling interest	(9,983)	(33,069)	(43,650)

Total comprehensive income for the year	1,457,171	(573,693)	940,537

The notes on page 7 to 139 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Equity
Balance at 1 January 2010	1,636,204	22,772	434	484,291	1,318	—	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201
Total comprehensive income
Profit for the year	—	—	—	—	—	—	—	—	1,170,176	1,170,176	(43,215)	1,126,961
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	—	(461)	(184,210)	—	(184,671)	(435)	(185,106)
Net change in fair value of available-for-sale securities, net of tax	—	—	—	—	(1,318)	—	—	—	—	(1,318)	—	(1,318)

Total other comprehensive income/(expense)	—	—	—	—	(1,318)	—	(461)	(184,210)	—	(185,989)	(435)	(186,424)

Total comprehensive income/(expense), net of tax	—	—	—	—	(1,318)	—	(461)	(184,210)	1,170,176	984,187	(43,650)	940,537

Increase in legal reserves	—	—	—	50,652	—	—	—	—	(50,652)	—	—	—
Dividends paid (Note 22)	—	—	—	—	—	—	—	—	(573,451)	(573,451)	(17,090)	(590,541)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	—	89	89
Change in reserve for non-controlling interest put option	—	—	—	—	—	—	(12,689)	—	—	(12,689)	—	(12,689)

Balance at 31 December 2010	1,636,204	22,772	434	534,943	—	—	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597

Balance at 1 January 2011	1,636,204	22,772	434	534,943	—	—	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597
Total comprehensive income
Profit for the year	—	—	—	—	—	—	—	—	751,709	751,709	(26,596)	725,113
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	—	(10,717)	(1,281,157)	—	(1,291,874)	(6,473)	(1,298,347)
Change in cash flow hedge reserve	—	—	—	—	—	(459)	—	—	—	(459)	—	(459)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Equity
Net change in fair value of available-for-sale securities, net of tax	—	—	—	—	—	—			—	—	—	—

Total other comprehensive income/(expense)	—	—	—	—	—	(459)	(10,717)	(1,281,157)	—	(1,292,333)	(6,473)	(1,298,806)

Total comprehensive income/(expense), net of tax	—	—	—	—	—	(459)	(10,717)	(1,281,157)	751,709	(540,624)	(33,069)	(573,693)

Transfer from legal reserves	—	—	—	(1,004)	—	—	—	—	1,004	—	—	—
Dividends paid (Note 22)	—	—	—	—	—	—	—	—	—	—	(3,989)	(3,989)
Effects of inflation accounting (Note 2b)	—	—	—	—	—	—	—	—	42,662	42,662	—	42,662
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	—	544	544
Change in reserve for non-controlling interest put option	—	—	—	—	—	—	32,484	—	—	32,484	—	32,484

Balance at 31 December 2011	1,636,204	22,772	434	533,939	—	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605

Balance at 1 January 2012	1,636,204	22,772	434	533,939	—	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605
Total comprehensive income
Profit for the year	—	—	—	—	—	—	—	—	1,158,835	1,158,835	(11,706)	1,147,129
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	—	3,951	309,179	—	313,130	1,723	314,853
Defined benefit plan actuarial losses	—	—	—	—	—	—	—	—	(3,951)	(3,951)	—	(3,951)
Change in cash flow hedge reserve	—	—	—	—	—	(860)	—	—	—	(860)	—	(860)

Total other comprehensive income/(expense), net of tax	—	—	—	—	—	(860)	3,951	309,179	(3,951)	308,319	1,723	310,042

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Equity
Total comprehensive income/(expense)	—	—	—	—	—	(860)	3,951	309,179	1,154,884	1,467,154	(9,983)	1,457,171

Transfers from legal reserves	—	—	—	1,023	—	—	—	—	(1,023)	—	—	—
Dividend paid (Note 22)	—	—	—	—	—	—	—	—	—	—	(8,485)	(8,485)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	—	282	282
Change in reserve for non-controlling interest put option (Note 30)	—	—	—	—	—	—	(20,429)	—	—	(20,429)	—	(20,429)

Balance at 31 December 2012	1,636,204	22,772	434	534,962	—	(1,319)	(258,695)	(1,903,058)	7,207,563	7,238,863	(78,719)	7,160,144

The notes on page 7 to 139 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and

31 December 2011 could not be presented for approval.)

	Note	2012	2011	2010
Cash flows from operating activities
Profit for the year		1,147,129	725,113	1,126,961
Adjustments for:
Depreciation and impairment of fixed assets	13	562,788	636,758	515,515
Amortization of intangible assets	14	225,844	287,792	241,839
Net finance (income)	11	(317,295)	(300,307)	(237,628)
Income tax expense	12	291,491	292,193	320,799
Share of profit of equity accounted investees	15, 34	(134,995)	(165,408)	(154,457)
(Gain)/loss on sale of property, plant and equipment		(2,599)	(3,771)	101
Unrealized foreign exchange and monetary gain/loss on operating assets		(40,855)	(159,292)	(5,847)
Impairment losses on goodwill		—	52,971	23,499
Provision for impairment of trade receivables and due from related parties	30	62,431	31,361	126,257
Deferred income	27	(34,269)	(16,005)	(77,854)
Provision for equity accounted investees	9	19,299	—	—
Impairment losses on equity accounted investees and other non-current investments	9	40,250	21,558	—

		1,819,219	1,402,963	1,879,185
Change in trade receivables	19	(487,538)	(275,271)	(204,403)
Change in due from related parties	34	37,583	33,984	28,752
Change in inventories		(21,279)	(6,110)	3,083
Change in other current assets	20	(45,798)	(35,736)	(29,389)
Change in other non-current assets	17	(21,278)	(22,867)	(29,011)
Change in due to related parties	34	1,669	4,159	(3,775)
Change in trade and other payables		(4,811)	43,853	32,541
Change in other current liabilities		(48)	57,741	(96,118)
Change in other non-current liabilities	24	(11,840)	(21,185)	(14,051)
Change in employee benefits	26	6,596	3,917	2,690
Change in provisions	28	40,007	(8,060)	(45,102)

		1,312,482	1,177,388	1,524,402
Interest paid		(56,343)	(46,716)	(38,829)
Income tax paid		(307,262)	(276,176)	(322,754)
Dividends received		239,377	71,331	99,759

Net cash generated by operating activities		1,188,254	925,827	1,262,578

Cash flows from investing activities
Acquisition of property, plant and equipment		(758,898)	(660,359)	(912,097)
Acquisition of intangible assets	14	(208,040)	(198,607)	(132,827)
Proceeds from sale of property, plant and equipment		9,679	8,603	8,506
Proceeds from currency option contracts	11	2,250	6,081	12,147
Payment of currency option contracts premium	11	(280)	(1,267)	(4,988)
Acquisition of financial assets		(27,360)	(858,667)	(16,762)
Proceeds from sale of financial assets		897,057	11,191	70,528
Acquisition of subsidiary net-off cash acquired	7	—	578	—
Interest received		390,155	281,965	270,602

Net cash used in investing activities		304,563	(1,410,482)	(704,891)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS—(Continued)

For the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and

31 December 2011 could not be presented for approval.)

	Note	2012	2011	2010
Cash flows from financing activities
Proceeds from issuance of loans and borrowings		670,549	552,859	1,071,777
Loan transaction costs		—	(938)	(12,100)
Repayment of borrowings		(833,552)	(516,901)	(772,892)
Change in non-controlling interest		282	544	89
Dividends paid		(8,485)	(3,989)	(590,541)

Net cash generated by/(used in) financing activities		(171,206)	31,575	(303,667)

Net (decrease)/increase in cash and cash equivalents		1,321,611	(453,080)	254,020
Cash and cash equivalents at 1 January		2,507,445	3,296,267	3,090,242
Effects of foreign exchange rate fluctuations on cash and cash equivalents		97,159	(335,742)	(47,995)

Cash and cash equivalents at 31 December	21	3,926,215	2,507,445	3,296,267

The notes on page 7 to 139 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and

31 December 2011 could not be presented for approval.)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

As at 31 December 2012, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related parties footnote. Alfa Group holds 13.2% of the Company’s shares indirectly through Cukurova Holdings Limited and Turkcell Holding AS.

The consolidated financial statements of the Company as at and for the year ended 31 December 2012 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. Subsidiaries of the Company, their locations and their business are given in Note 35. The Company’s and each of its subsidiaries’, associate’s and joint venture’s financial statements are prepared as at and for the year ended 31 December 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.

The consolidated financial statements as at and for the year ended 31 December 2012 was approved for by the Board of Directors on 21 February 2013 and updated by the management for any subsequent events up until 8 April 2013.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

been made to compensate the effect of changes in the general purchasing power of the Belarusian Ruble in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Such cumulative rate in Belarus was 179% for the three years ended 31 December 2012 based upon the consumer price index (“CPI”) announced by the National Statistical Committee of the Republic of Belarus.

Such index and the conversion factors used to adjust the financial statements of the subsidiaries operating in Belarus for the effect of inflation as at 31 December 2012 are given below:

Dates	Index	Conversion Factor
31 December 2008	1.3524	3.0692
31 December 2009	1.4856	2.7940
31 December 2010	1.6345	2.5395
31 December 2011	3.4109	1.2169
31 December 2012	4.1508	1.0000

The annual change in the BYR exchange rate against USD and Euro can be compared with the rates of general price inflation in Belarus according to the CPI as set out below:

Years	2010	2011	2012
Currency change USD (%)	5%	178%	3%
Currency change Euro (%)	(3)%	172%	5%
CPI inflation (%)	10%	109%	22%

As at 31 December 2012 the exchange rate announced by the National Bank of the Republic of Belarus was BYR 8,570 = USD 1, BYR 11,340 = Euro 1 (31 December 2011: BYR 8,350 = USD 1, BYR 10,800 = Euro 1).

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

The comparative amounts relating to the subsidiaries operating in Belarus in the 2011 consolidated financial statements are not restated. The translation effect of Belarusian Ruble (“BYR”) denominated equity accounts determined upon the application of inflation accounting to USD is accounted under translation reserve in the consolidated financial statements as at 31 December 2012. Since the carrying value of Belarusian Telecom as of 1 January 2011 is limited by the value in use determined in accordance with the impairment analysis as of the same date, the net effect amounting to $42,662 as a result of the inflation accounting effect on the carrying value of Best as of 1 January 2011 less reassessed corresponding additional impairment charge amounting to $87,341 is presented as “Effects of Hyperinflation” within the opening balance of retained earnings for the financial year 2011.

(c)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars (“USD” or “$”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”) and Ukrainian Hryvnia (“HRV”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of Eastasian Consortium BV (“Eastasia”), Beltur Coöperatief UA, Surtur BV and Turkcell Europe is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is HRV. The functional currency of Belarusian Telecommunication Network (“Belarusian Telecom”), LLC Lifetech and FLLC Global Bilgi (“Global FLLC”) is Belarusian Ruble (“BYR”). The functional currency of Azerinteltek QSC (“Azerinteltek”) is Azerbaijan Manat.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in Notes 4 and 33 and detailed analysis with respect to accounting estimates and critical judgments of allowance for doubtful receivables, useful lives or expected patterns of consumption of the future economic benefits embodied in depreciable assets, commission fees, revenue recognition, income taxes and impairment testing for cash-generating unit containing goodwill are provided below:

Key sources of estimation uncertainty

Following severe balance of payments crisis in 2011, the economic data indicates that the Belarusian economy stabilized in 2012. This reflected the authorities’ tightening of economic policies in late 2011 that was successful in reducing inflation and stabilizing the foreign exchange market. Inflation fell sharply from over 100% at the end of 2011 to 21.7% in 2012. The National Bank of the Republic of Belarus (“NBRB”) has stabilized foreign exchange market with the help of a “managed float” exchange policy. During 2012, NBRB gradually decreased the refinance rate by 15%, from 45% to 30% per annum. As the cumulative inflation in the last three years exceeded 100%, Belarus was considered a hyperinflationary economy. In this context, IAS 29 “Reporting in Hyperinflationary Economies” is applied by subsidiaries operating in Belarus in financial statements starting from their annual financial statements for the year ending 31 December 2011 as detailed in Note 2(b).

Although downside economic risks have been reduced, macroeconomic stability is still fragile. Belarus remains vulnerable to global developments which could trigger renewed weakness on the external account, reserve pressure and BYR depreciation. Further monetary and fiscal easing (via social spending) are the main risks to economic stability in the medium term. Aggressive fiscal and monetary easing could renew pressure on BYR. Therefore, economic uncertainties are likely to continue in the foreseeable future.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus. The future economic situation of Belarus might differ from the Group’s expectations. As of 31 December 2012, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

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

In accordance with IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”, the residual value and the useful life of an asset shall be reviewed at least at each financial year-end and, if expectations differ from previous estimates, the change(s) shall be accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. As part of yearly review of useful lives of assets, the Group made necessary evaluation by considering current technological and economic conditions and recent business plans. Based on the evaluation performed, changes in the useful lives caused the following impacts on depreciation and amortization charges.

	Previous accounting estimate	Current accounting estimate	Impact
Depreciation and amortization charge for the year ended 31 December 2012	771,043	788,632	17,589

Due to the impracticability, the Group has not disclosed the effect of the change for the future periods.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

The Group has elected to early adopt the 2011 amendment for International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” which basically requires all actuarial gains and losses to be recognized immediately through other comprehensive income in order to reflect any change in the liability recognized in the consolidated statement of financial position. The amendments to IAS 19 require retrospective application. In this respect, the Group management evaluated the monetary impact of this accounting policy change on the previous years consolidated financial statements for the years ended 31 December 2011 and 2010 as are $182 and $1,468 respectively and concluded that as the net after tax impact is not significant, previous year consolidated financial statements are not recast. In this context, starting from 31 December 2012, the Group recognizes actuarial gains and losses in the consolidated statement of comprehensive income which were previously presented in consolidated statement of income.

The monetary effect of this change on future consolidated financial statements could not be estimated.

Other than the early adoption of the amendments of IAS 19, the Group did not make any major changes to accounting policies during the current year.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

The Group did not have any major changes in the accounting estimates during the current year, except for the useful lives of property, plant and equipment and intangible assets.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

Upon disposal of an associate that results in the Group losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with IAS 39 “Financial Instruments: Recognition and measurement”. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognized at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. The Group’s equity accounted investees as at 31 December 2012 are Fintur Holdings BV (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

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

Where a put option is granted by the Group to the non-controlling interests shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognizes a liability for the present value of the estimated exercise price of the option. The interests of the non-controlling shareholders that hold such put options are derecognized when the financial liability is recognized. The corresponding interests attributable to the holder of the puttable non-controlling interests are presented as attributable to the equity holders of the parent and not as attributable to those non-controlling interests’ shareholders. The difference between the put option liability recognized and the amount of non-controlling interests’ shareholders derecognized is recorded under equity. Subsequent changes in the fair value of the put option liability are recognized in equity for the business combinations before 1 January 2009 other than unwind of discount and associated foreign exchange gains and losses. For the business combinations after 1 January 2009, subsequent changes in the fair value of the put option liability are recognized in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

•	Estimated exercise price of put options

Under the terms of certain agreements, the Group is committed to acquire the interests owned by non-controlling shareholders in consolidated subsidiaries, if these non-controlling interests wish to sell their share of interests.

As the Group has unconditional obligations to fulfill its liabilities under these agreements, IAS 32 “Financial instruments: Disclosure and Presentation”, requires the value of such put option to be presented as a financial liability on the statement of financial position for the present value of the estimated option redemption amount. The Group accounts for such transactions under the anticipated acquisition method and the interests of non-controlling shareholders that hold such put option are derecognized when the financial liability is recognized. Since the current option relates to the business combinations before 1 January 2009, the Group accounts for the difference between the amounts recognized for the exercise price of the put option and the carrying amount of non-controlling interests in equity other than the unwind of discount and associated foreign exchange gains and losses.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in statement of income, and is included in the “finance income / costs” line item.

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

Items of property, plant and equipment are initially stated at cost less accumulated depreciation (see below) and accumulated impairment losses (see note 3(h)(ii)). Property, plant and equipment related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period which ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, property, plant and equipment related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21–50 years
Mobile network infrastructure	4–12 years
Fixed network infrastructure	3–25 years
Call center equipment	4–8 years
Equipment, fixtures and fittings	3–10 years
Motor vehicles	4–6 years
Central betting terminals	7–10 years
Leasehold improvements	3–45 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

(e)	Intangible assets

(i)	GSM and other telecommunication operating licenses

GSM and other telecommunication operating licenses that are acquired by the Group are measured at cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)). GSM and other telecommunication operating licenses related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period which ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, GSM and other telecommunication operating licenses related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2012 and 2011, inventories mainly consist of simcards, scratch cards, handsets and modems.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income. For available-for-sale equity investments carried at cost, the reversal is not permitted.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TL 3,129 as at 31 December 2012 (equivalent to full $1,755 as at 31 December 2012), which is effective from 1 January 2013, per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The Group did not have any onerous contracts as at 31 December 2012 (31 December 2011: None).

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

The Group has also certain customer loyalty programs whereby customers are awarded credits entitling customers to the right to purchase voice or data services or other third party goods and services. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the credits and the other components of the sale in accordance with IFRIC 13 “Customer Loyalty Programs”. The amount allocated to credits is deferred and revenue is recognized when the credits are redeemed and the Group has fulfilled its obligations to supply the goods or services.

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

Commission fees mainly comprised of net takings earned to a maximum of 1.4% of gross takings, as a head agent of fixed odds betting games starting from 1 March 2009 and mobile agent revenues comprised of

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

4%-5% of gross takings of mobile agents as head agent starting from 23 March 2010. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the agreement signed with Spor Toto Teskilat Mudurlugu AS (“Spor Toto”), Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

AzerInteltek received authorization from Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed odds and paramutual sports betting business. Since AzerInteltek acts as principle, total consideration received from the player less payout (distribution to players) and amounts collected from players on behalf of Ministry of Sports is recognized at the time all the services related with the games are fully rendered.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

(m)	Finance income and costs

Finance income comprises interest income on funds invested (including available-for-sale and held-to-maturity financial assets), late payment interest income, interest income on contracted receivables, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on derivative instruments that are recognized in the statement of income. Interest income is recognized as it accrues, using the effective interest method.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

The following new and revised Standards and Interpretations have been adopted in the current period and have affected the amounts reported and disclosures in these consolidated financial statements. Details of other standards and interpretations adopted in these consolidated financial statements but that have had no material impact on the consolidated financial statements are set out in this section.

(i)	New and Revised IFRSs do not affect presentation and disclosures

None.

(ii)	New and Revised IFRSs affecting the reported financial performance and / or financial position

IAS 19 (as revised in 2011), Employee Benefits

The amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the “corridor approach” permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus.

The 2011 amendment of IAS 19 is effective for annual periods beginning on or after 1 January 2013 and requires retrospective application, but early adoption is allowed. The Group has elected to early adopt the 2011 amendment of IAS 19 as discussed in Note 2.d “Change in accounting policies” in 2012.

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

Amendments to IAS 12, Deferred Taxes—Recovery of Underlying Assets

The amendment is effective for annual periods beginning on or after 1 January 2012. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, “Investment Property”. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally be, through sale. The Group does not have investment property. The amendment did not have any effect on the consolidated financial statements.

Amendments to IFRS 7, Financial Instruments: Disclosures—Transfers of Financial Assets

The amendments to IFRS 7 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period.

These amendments to IFRS 7 did not have a significant effect on the Group’s disclosures. However, if the Group enters into other types of transfers of financial assets in the future, disclosures regarding those transfers may be affected.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

(iv)	New and Revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 7	Financial Instruments: Disclosures—Offsetting of Financial Assets and Financial Liabilities
IFRS 9	Financial Instruments
IFRS 9 and
Amendments to IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
Amendments to IFRS 10,
IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint Arrangements and Disclosures of Interests in Other Entities: Transition Guide
IFRS 13	Fair Value Measurement
Amendments to IAS 1	Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income
Amendments to IAS 1	Clarification of the Requirements for Comparative Information
IAS 27 (as revised in 2011)	Separate Financial Statement
IAS 28 (as revised in 2011)	Investments in Associates and Joint Ventures
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine
Amendments to IAS 32	Financial Instruments: Presentation—Offsetting of Financial Assets and Financial Liabilities
Amendments to IFRSs	Annual Improvements to IFRSs 2009/2011 Cycle except for the amendment to IAS 1

The amendments to IFRS 7 require an entity to disclose information about rights of offset and related agreements for financial instruments under an enforceable master netting agreement or similar arrangement. The new disclosures are required for annual or interim periods beginning on or after 1 January 2013.

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9 are described as follows:

•

IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

•

The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

IFRS 9 was amended to defer the mandatory effective date of both the 2009 and 2010 versions of IFRS 9 to annual periods beginning on or after 1 January 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after 1 January 2013. The amendments continue to permit early application. The amendments modify the existing comparative transition disclosures in IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” and IFRS 7 “Financial Instruments: Disclosures”. Instead of requiring restatement of comparative financial statements, entities are either permitted or required to provide modified disclosures on transition from IAS 39 “Financial Instruments: Recognition and Measurement” to IFRS 9 depending on the entity’s date of adoption and whether the entity chooses to restate prior periods.

The Group management anticipates that IFRS 9 will be adopted in the Group’s consolidated financial statements for the annual period beginning 1 January 2015 and that the application of IFRS 9 may have impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

In May 2011, a package of five Standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011).

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The transition guidance amends IFRS 10, 11 and 12 to provide additional transition relief in by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Key requirements of these five Standards are described below.

IFRS 10 replaces the parts of IAS 27 “Consolidated and Separate Financial Statements” that deal with consolidated financial statements. SIC 12 “Consolidation—Special Purpose Entities” has been withdrawn upon the issuance of IFRS 10. Under IFRS 10, there is only one basis for consolidation, which is control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 11 replaces IAS 31 “Interests in Joint Ventures”. IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified. SIC 13, Jointly Controlled Entities—Non-monetary Contributions by Venturers has been withdrawn upon the issuance of IFRS 11. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. In contrast, under IAS 31 “Interests in joint ventures” there are three types of joint arrangements: jointly controlled entities, jointly controlled assets and jointly controlled operations.

In addition, joint ventures under IFRS 11 are required to be accounted for using the equity method of accounting, whereas jointly controlled entities under IAS 31 can be accounted for using the equity method of accounting or proportionate accounting.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

These five standards are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted provided that all of these five standards are applied early at the same time.

The Group management anticipates that these five standards will be adopted in the Group’s consolidated financial statements for the annual period beginning 1 January 2013. The application of IFRS 10 and IFRS 11 is expected not to have material impact on the consolidated financial statements.

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 “Financial Instruments: Disclosures” will be extended by IFRS 13 to cover all assets and liabilities within its scope.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

IFRS 13 is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted.

The Group management anticipates that IFRS 13 will be adopted in the Group’s consolidated financial statements for the annual period beginning 1 January 2013 and that the application of the new standard will result in more extensive disclosures in the consolidated financial statements.

The amendments to IAS 1 “Presentation of Items of Other Comprehensive” Income are effective for the annual periods beginning on or after 1 July 2012. The amendments introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the “statement of comprehensive income” is renamed the “statement of profit or loss and other comprehensive income” and the “statement of income” is renamed the “statement of profit or loss”. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The amendments can be applied retrospectively. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

The amendments to IAS 1 as part of the Annual Improvements to IFRSs 2009/2011 Cycle are effective for the annual periods beginning on or after 1 January 2013. IAS 1 requires an entity that changes accounting policies retrospectively, or makes a retrospective restatement or reclassification to present a statement of financial position as at the beginning of the preceding period (third statement of financial position). The amendments to IAS 1 clarify that an entity is required to present a third statement of financial position only when the retrospective application, restatement or reclassification has a material effect on the information in the third statement of financial position and that related notes are not required to accompany the third statement of financial position.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (production stripping costs). Under the Interpretation, the costs from this waste removal activity (stripping) which provide improved access to ore is recognized as a non-current asset (stripping activity asset) when certain criteria are met, whereas the costs of normal on-going operational stripping activities are accounted for in accordance with IAS 2 “Inventories”. The stripping activity asset is accounted for as an addition to, or as an enhancement of, an existing asset and classified as tangible or intangible according to the nature of the existing asset of which it forms part.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

IFRIC 20 is effective for annual periods beginning on or after 1 January 2013. Specific transitional provisions are provided to entities that apply IFRIC 20 for the first time. However, IFRIC 20 must be applied to production stripping costs incurred on or after the beginning of the earliest period presented. The Group management anticipates that IFRIC 20 will have no effect to the Group’s financial statements as the Group does not engage in such activities.

The amendments to IAS 32 are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments are effective for annual periods beginning on or after 1 January 2014.

Annual Improvements 2009/2011 Cycle

Further to the above amendments and revised standards, the IASB have issued Annual Improvements to IFRSs in May 2012 that cover 5 main standards/interpretations as follows:

IAS 16	Property, Plant and Equipment—Classification of servicing equipment
IAS 32	Financial Instruments: Presentation—Clarify that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12, Income Taxes

The amendments to IAS 16 clarify that spare parts, stand-by equipment and servicing equipment should be classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16 and as inventory otherwise. The Group management does not anticipate that the amendments to IAS 16 will have a significant effect on the Group’s consolidated financial statements.

The amendments to IAS 32 clarify that income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 Income Taxes. The Group management does not anticipate that the amendments to IAS 32 will have a significant effect on the Group’s consolidated financial statements.

All amendments are effective on or after 1 January 2013. Early adoptions of these amendments are allowed.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

The fair value of customer base acquired in business combinations are valued using the cost approach where by the subject asset is valued by using the information on a cost per subscriber basis under current market conditions and rates.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

The Group has estimated a value based on multiple approaches in grant to share purchase agreement including income approach (discounted cash flows) and market approach (comparable market multiples). The simple average, in accordance with the agreement between parties, of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted back to 31 December 2012.

5.	Financial risk management

The Group practice is to centrally manage Group’s predetermined capital / debt ratios by capital injection or using available credit facilities. Group obtains short and long-term borrowings according to Group’s financial needs and market predictions. Debt instruments vary from commercial bank loans to Export Credit Agency loans and different capital market instruments are seldom used in order to maintain diversified source of financing. The Group’s financial borrowing ratios are monitored for all transactions in order to prevent any negative effect on the Group’s credit ratings.

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Please refer to Note 30 for additional information on the Group’s exposure to risks.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Additionally the Company established a Risk Committee in accordance with the new Turkish Commercial Code effective from 1 July 2012.

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

As at 31 December 2011, TL depreciated against USD and EUR by 22.2% and 19.3%, respectively, BYR depreciated against USD by 178.3% and HRV depreciated against USD by 0.4% when compared to the exchange rates as at 31 December 2010. As at 31 December 2012, TL appreciated against USD and EUR by 5.6% and 3.8%, respectively, BYR depreciated against USD by 2.6% and HRV depreciated against USD by 0.04% when compared to the exchange rates as at 31 December 2011. Additional information related to Group’s exposure to currency risk is disclosed in Note 30.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade receivables.

Investments are preferred to be in liquid securities. The counterparty limits are set depending on their ratings from the most credible rating agencies and the amount of their paid in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

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

The Group’s policy is to provide financial guarantees only to majority-owned subsidiaries. At 31 December 2012, $1,363,291 guarantees were outstanding (31 December 2011: $1,385,403).

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

The Group’s investments in its equity accounted investee Fintur are not hedged with respect to the currency risk arising from the net assets as those net investments are considered to be long-term in nature.

Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group’s financial liabilities mostly consist of floating interest rate borrowings. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s treasury and risk management strategy. The Group also closely monitored various hedging alternatives to hedge interest risk with a minimum cost. In June 2011, the Group engaged in forward start collar agreements for the half of its debt which are due in 2015 and exposed to interest rate risk. The collars hedge variable interest rate risk for the period between 2013 and 2015.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Total external revenues	4,844,867	4,805,521	402,167	364,491	62,162	47,893	556,591	391,774	5,865,787	5,609,679
Intersegment revenue	24,820	13,048	3,250	4,347	76	93	402,495	414,199	430,641	431,687
Reportable segment adjusted EBITDA	1,511,539	1,507,783	114,431	94,204	(5,392)	(12,151)	213,712	190,887	1,834,290	1,780,723
Finance income	369,198	283,015	2,468	690	572	15,520	57,591	58,951	429,829	358,176
Finance cost	(55,669)	108,861	(56,723)	(56,287)	(66,162)	(283,870)	(36,572)	(159,991)	(215,126)	(391,287)
Monetary gain	—	—	—	—	95,322	144,813	3	—	95,325	144,813
Depreciation and amortization	(506,220)	(485,789)	(116,939)	(116,547)	(46,275)	(224,527)	(137,357)	(111,260)	(806,791)	(938,123)
Share of profit of equity accounted investees	—	—	—	—	—	—	121,733	136,907	121,733	136,907
Capital expenditure	560,461	501,256	77,911	65,152	53,411	55,026	320,412	273,511	1,012,195	894,945
Other material non-cash items:
Impairment on goodwill	—	—	—	—	—	52,971	—	—	—	52,971
Bad debt expense	55,936	28,377	191	381	1,838	1,027	4,466	1,576	62,431	31,361
Impairment on equity accounted investees	—	—	—	—	—	—	40,250	15,844	40,250	15,844

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Total external revenues	4,805,521	5,294,104	364,491	334,006	47,893	48,918	391,774	305,065	5,609,679	5,982,093
Intersegment revenue	13,048	14,682	4,347	5,252	93	63	414,199	386,404	431,687	406,401
Reportable segment adjusted EBITDA	1,507,783	1,751,094	94,204	64,455	(12,151)	(32,564)	190,887	213,655	1,780,723	1,996,640
Finance income	283,015	255,417	690	763	15,520	753	58,951	60,213	358,176	317,146
Finance cost	108,861	(34,569)	(56,287)	(43,974)	(283,870)	(28,527)	(159,991)	(66,143)	(391,287)	(173,213)
Monetary gain	—	—	—	—	144,813	—	—	—	144,813	—
Depreciation and amortization	(485,789)	(474,703)	(116,547)	(120,407)	(224,527)	(80,826)	(111,260)	(92,034)	(938,123)	(767,970)
Share of profit of equity accounted investees	—	—	—	—	—	—	136,907	122,839	136,907	122,839
Capital expenditure	501,256	538,776	65,152	66,727	55,026	120,061	273,511	386,119	894,945	1,111,683
Other material non-cash items:
Impairment on goodwill	—	—	—	—	52,971	23,499	—	—	52,971	23,499
Bad debt expense	28,377	122,739	381	(1,251)	1,027	396	1,576	4,373	31,361	126,257
Impairment on equity accounted investees	—	—	—	—	—	—	15,844	—	15,844	—

	As at 31 December 2012 and 2011
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Reportable segment assets	4,105,790	3,493,183	500,935	544,578	208,377	160,277	1,406,554	1,086,949	6,221,656	5,284,987
Investment in associates	—	—	—	—	—	—	256,931	414,392	256,931	414,392
Reportable segment liabilities	993,200	922,418	116,222	116,132	82,625	88,127	305,177	242,085	1,497,224	1,368,762

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Reconciliations of reportable segment revenues, adjusted EBITDA, assets and liabilities and other material items:

	2012	2011	2010
Revenues
Total revenue for reportable segments	5,337,342	5,235,393	5,697,025
Other revenue	959,086	805,973	691,469
Elimination of inter-segment revenue	(430,641)	(431,687)	(406,401)

Consolidated revenue	5,865,787	5,609,679	5,982,093

	2012	2011	2010
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	1,620,578	1,589,836	1,782,985
Other adjusted EBITDA	213,712	190,887	213,655
Elimination of inter-segment adjusted EBITDA	(25,844)	(32,580)	(39,268)

Consolidated adjusted EBITDA	1,808,446	1,748,143	1,957,372

Finance income	386,088	330,277	277,130
Finance costs	(125,510)	(289,648)	(102,662)
Monetary gain	95,325	144,813	—
Other income	18,094	32,600	14,668
Other expense	(76,924)	(161,236)	(64,233)
Share of profit of equity accounted investees	121,733	136,907	122,839
Depreciation and amortization	(788,632)	(924,550)	(757,354)

Consolidated profit before income tax	1,438,620	1,017,306	1,447,760

	2012	2011	2010
Finance income
Total finance income for reportable segments	372,238	299,225	256,933
Other finance income	57,591	58,951	60,213
Elimination of inter-segment finance income	(43,741)	(27,899)	(40,016)

Consolidated finance income	386,088	330,277	277,130

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	2012	2011	2010
Finance costs
Total finance costs for reportable segments	178,554	231,296	107,070
Other finance costs	36,572	159,991	66,143
Elimination of inter-segment finance costs	(89,616)	(101,639)	(70,551)

Consolidated finance costs	125,510	289,648	102,662

	2012	2011	2010
Depreciation and amortization
Total depreciation and amortization for reportable segments	669,434	826,863	675,936
Other depreciation and amortization	137,357	111,260	92,034
Elimination of inter-segment depreciation and amortization	(18,159)	(13,573)	(10,616)

Consolidated depreciation and amortization	788,632	924,550	757,354

	2012	2011	2010
Capital expenditure
Total capital expenditure for reportable segments	691,783	621,434	725,564
Other capital expenditure	320,412	273,511	386,119
Elimination of inter-segment capital expenditure	(36,740)	(28,754)	(33,101)

Consolidated capital expenditure	975,455	866,191	1,078,582

	2012	2011
Assets
Total assets for reportable segments	4,815,102	4,198,038
Other assets	1,406,554	1,086,949
Investments in equity accounted investees	256,931	414,392
Other unallocated assets	4,004,649	3,399,422

Consolidated total assets	10,483,236	9,098,801

	2012	2011
Liabilities
Total liabilities for reportable segments	1,192,047	1,126,677
Other liabilities	305,177	242,085
Other unallocated liabilities	1,825,868	1,998,434

Consolidated total liabilities	3,323,092	3,367,196

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	2012	2011	2010
Revenues
Turkey	5,267,235	5,106,536	5,522,387
Ukraine	407,218	365,968	334,006
Belarus	62,162	47,893	48,918
Turkish Republic of Northern Cyprus	64,335	63,857	76,782
Azerbaijan	41,844	12,426	—
Germany	22,993	12,999	—

	5,865,787	5,609,679	5,982,093

	2012	2011
Non-current assets
Turkey	3,945,280	3,443,530
Ukraine	511,480	548,746
Belarus	180,072	142,926
Turkish Republic of Northern Cyprus	53,300	51,433
Azerbaijan	4,919	5,043
Germany	5,367	4,855
Unallocated non-current assets	299,169	438,634

	4,999,587	4,635,167

7.	Acquisitions of subsidiaries

Acquisition of Global Iletisim Hizmetleri AS (“Global Iletisim”)

On 12 August 2011, Superonline Iletisim Hizmetleri AS (“Turkcell Superonline”) signed a Share Purchase Agreement (“SPA”) to acquire 100% stake in Global Iletisim, which is specialized in rendering of internet and telecommunications services. In November 2011, the control over Global Iletisim is acquired from Yildiz Holding AS for a consideration of $(456).

Subsequent to the acquisition, Global Iletisim reported revenue of $3,209 and loss of $1,011 as at and for the year ended 31 December 2011. Since Global Iletisim’s statement of income prepared in accordance with IFRS for the year ended 31 December 2011 is not available, the estimated consolidated revenue and profit or loss for the current reporting period if the acquisition had occurred on 1 January 2011 could not be disclosed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

After the acquisition of Global Iletisim in 2011, management merged the Global Iletisim’s operations with its wholly owned subsidiary, Turkcell Superonline on 30 March 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

8.	Revenue

	2012	2011	2010
Communication fees	5,373,986	5,225,441	5,670,215
Monthly fixed fees	50,649	62,977	75,420
Commission fees on betting business	47,087	39,066	31,195
Call center revenues	44,944	38,090	25,199
Revenue from betting business	41,934	12,310	—
Simcard sales	18,302	21,152	22,900
Other revenues	288,885	210,643	157,164

	5,865,787	5,609,679	5,982,093

9.	Other income and expenses

Other income amounts to $18,094, $32,600 and $14,668 for the years ended 31 December 2012, 2011 and 2010, respectively. Other income for the year ended 31 December 2011 mainly comprises of penalty amounting to $12,656 received back from ICTA which was imposed in 2010 as a result of investigation of ICTA on tariff plans.

Other expenses amount to $76,924, $161,236 and $64,233 for the years ended 31 December 2012, 2011 and 2010, respectively. Since the service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012, the carrying amount of A-Tel in the consolidated financial statements is decreased to the Company’s share on the net assets of A-Tel as at 31 December 2012 and an impairment loss of $40,250 is recognized in other expenses. Additionally based on the management opinion, the Company accrued a provision before tax effect amounting to $19,299 and recognized in other expenses as explained in Notes 15 and 34. Other expense also includes payments and provisions for the penalties imposed by ICTA for not complying with aforementioned and relevant regulations, as explained in Note 33 to consolidated financial statements amounting to $6,384.

Other expenses for the years ended 31 December 2011 mainly comprises of impairment charge recognized on goodwill arising from the acquisition of Belarusian Telecom amounting to $52,971, impairment recognized on the Group’s investment in A-Tel and Aks TV amounting to $15,844 and $5,714, respectively. Besides, provision set for Special Communication Tax (“SCT”) on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007, as explained in Note 33 to consolidated financial statements amounting to $31,155, and penalties imposed by ICTA for not complying with aforementioned and relevant regulations, as explained in Note 33 to consolidated financial statements amounting to $38,463.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

10.	Personnel expenses

	2012	2011	2010
Wages and salaries (*)	540,597	493,777	485,214
Increase in liability for long-service leave (**)	16,786	12,697	10,879
Contributions to defined contribution plans	12,036	9,054	5,243

	569,419	515,528	501,336

(*)	Wages and salaries include compulsory social security contributions and bonuses.
(**)	The increase in liability for long-service leave for the years ended 31 December 2011 and 2010 consists of actuarial gains and losses amounting to $182 and $1,468 respectively. The actuarial gains and losses for the year ended 31 December 2012 are amounting to $4,911 reflected to other comprehensive income as a result of the early adoption of amendment to IAS 19 change detailed in Notes 2 and 26.

11.	Finance income and costs

Recognized in the statement of income:

	2012	2011	2010
Interest income on bank deposits	289,768	248,116	196,418
Interest income on late payment and contracted receivables	91,250	46,922	42,064
Premium income on option contracts	2,250	6,081	12,147
Discount interest income	1,938	24,607	886
Net gain on disposal of available-for-sale financial assets transferred from equity	—	—	1,318
Other interest income	882	4,551	24,297

Finance income	386,088	330,277	277,130

Interest expense on financial liabilities measured at amortized cost	(93,396)	(47,387)	(66,086)
Litigation late payment interest expense	(18,996)	(8,772)	(258)
Net foreign exchange loss	(2,388)	(202,686)	(13,778)
Option premium expense	(280)	(1,267)	(4,988)
Other	(10,450)	(29,536)	(17,552)

Finance cost	(125,510)	(289,648)	(102,662)

Net finance income	260,578	40,629	174,468

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Interest income on late payment and contracted receivables are composed of interest received from subscribers who pay monthly invoices after the due date specified on the invoices and interest income on contracted receivables which are collected on an installment basis throughout the contract period.

Borrowings costs capitalized on fixed assets are $8,517, $6,025 and $11,127 for the years ended 31 December 2012, 2011 and 2010, respectively. Interest capitalization ratio is 11.9%, 11.5% and 17.6% for the year ended 31 December 2012, 2011 and 2010 respectively.

The foreign exchange income amounting to $123,803 and foreign exchange expense, mainly attributable to the foreign exchange loss in Belarus operations, amounting to $326,489 have been presented on net basis for the year ended 31 December 2011.

12.	Income tax expense

	2012	2011	2010
Current tax expense
Current period	(314,853)	(303,968)	(336,914)

Deferred tax benefit
Origination and reversal of temporary differences	7,731	8,646	13,321
Benefit of investment incentives recognized	878	942	1,187
Utilization of previously unrecognized tax losses	14,753	2,187	1,607

	23,362	11,775	16,115

Total income tax expense	(291,491)	(292,193)	(320,799)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Income tax recognized directly in equity

	Before tax	Tax (expense)/ benefit	Net of tax
2012
Foreign currency translation differences	312,708	2,145	314,853
Change in cash flow hedge reserve	(860)	—	(860)
Change in actuarial gain /(loss)	(4,911)	960	(3,951)

	306,937	3,105	310,042

2011
Foreign currency translation differences	(1,293,917)	(4,430)	(1,298,347)
Change in cash flow hedge reserve	(459)	—	(459)

	(1,294,376)	(4,430)	(1,298,806)

2010
Foreign currency translation differences	(184,352)	(754)	(185,106)
Net change in fair value of available-for-sale securities	(1,318)	—	(1,318)

	(185,670)	(754)	(186,424)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Reconciliation of effective tax rate

The reported income tax expense for the years ended 31 December 2012, 2011 and 2010 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		2012		2011		2010
Profit for the year		1,147,129		725,113		1,126,961
Total income tax expense		291,491		292,193		320,799

Profit before income tax		1,438,620		1,017,306		1,447,760

Income tax using the Company’s domestic tax rate	20%	(287,724)	20%	(203,461)	20%	(289,552)
Effect of tax rates in foreign jurisdictions	—	(5,854)	(1)%	14,221	(1)%	12,367
Tax exempt income	—	3,340	(1)%	8,050	—	676
Non-deductible expenses	3%	(43,939)	3%	(31,806)	1%	(19,300)
Tax incentives	—	878	—	942	—	1,187
Utilization of previously unrecognized tax losses	(1)%	14,753	—	2,187	—	1,607
Unrecognized deferred tax assets	1%	(8,511)	11%	(112,192)	3%	(47,623)
Difference in effective tax rate of equity accounted investees	(1)%	21,435	(2)%	24,782	(2)%	22,893
Other	(1)%	14,131	—	5,084	—	(3,054)

Total income tax expense		(291,491)		(292,193)		(320,799)

The income taxes payable $76,533 of and $61,891 as at 31 December 2012 and 2011, respectively, represents the amount of income taxes payable in respect of related taxable profit for the years ended 31 December 2012 and 2011, respectively netted off with advance tax payments.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

13.	Property, plant and equipment

	Balance as at 1 January 2011	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effect of movements in exchange rates and hyperinflation	Balance as at 31 December 2011
Cost or deemed cost
Network infrastructure (All operational)	5,638,149	88,535	(310,323)	546,137	—	8,155	(866,902)	5,103,751
Land and buildings	281,610	5,433	—	6,186	—	—	(48,518)	244,711
Equipment, fixtures and fittings	278,709	11,419	(2,034)	312	—	1,399	(48,081)	241,724
Motor vehicles	16,341	2,752	(884)	—	—	—	(2,676)	15,533
Leasehold improvements	136,506	3,337	(1,376)	212	—	608	(24,415)	114,872
Construction in progress	202,400	564,164	(522)	(492,381)	(36)	44	(47,352)	226,317

Total	6,553,715	675,640	(315,139)	60,466	(36)	10,206	(1,037,944)	5,946,908

Accumulated depreciation
Network infrastructure (All operational)	2,999,861	468,966	(306,767)	28,468	144,352	2,749	(514,173)	2,823,456
Land and buildings	106,750	9,167	—	6	—	—	(19,484)	96,439
Equipment, fixtures and fittings	252,184	9,106	(1,688)	(265)	12	680	(50,192)	209,837
Motor vehicles	11,827	1,824	(640)	—	22	—	(1,975)	11,058
Leasehold improvements	115,072	3,266	(1,354)	68	7	395	(20,936)	96,518

Total	3,485,694	492,329	(310,449)	28,277	144,393	3,824	(606,760)	3,237,308

Total property, plant and equipment	3,068,021	183,311	(4,690)	32,189	(144,429)	6,382	(431,184)	2,709,600

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Balance as at 1 January 2012	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates and hyperinflation	Balance as at 31 December 2012
Cost or deemed cost
Network infrastructure (All operational)	5,103,751	93,886	(261,471)	605,789	—	294,668	5,836,623
Land and buildings	244,711	5,568	(453)	3,572	—	14,330	267,728
Equipment, fixtures and fittings	241,724	20,530	(2,671)	146	—	13,707	273,436
Motor vehicles	15,533	1,988	(679)	—	—	1,073	17,915
Leasehold improvements	114,872	2,021	(177)	136	—	6,809	123,661
Construction in progress	226,317	647,792	(1,650)	(598,450)	(6,278)	13,392	281,123

Total	5,946,908	771,785	(267,101)	11,193	(6,278)	343,979	6,800,486

Accumulated depreciation
Network infrastructure (All operational)	2,823,456	498,182	(256,855)	6,533	32,901	172,427	3,276,644
Land and buildings	96,439	9,285	(53)	—	—	5,867	111,538
Equipment, fixtures and fittings	209,837	10,397	(2,553)	—	—	14,015	231,696
Motor vehicles	11,058	1,920	(505)	—	—	813	13,286
Leasehold improvements	96,518	3,825	(132)	—	—	5,912	106,123

Total	3,237,308	523,609	(260,098)	6,533	32,901	199,034	3,739,287

Total property, plant and Equipment	2,709,600	248,176	(7,003)	4,660	(39,179)	144,945	3,061,199

Depreciation expenses for the years ended 31 December 2012 and 2011, 2010 are $562,788, $636,758, $515,515 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the years ended 31 December 2012, 2011, and 2010 are $39,179, $144,429, $64,847 respectively and recognized in depreciation expense.

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2012, net carrying amount of fixed assets acquired under finance leases amounted to $62,928 (31 December 2011: $64,856).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Property, plant and equipment under construction

Construction in progress mainly consisted of capital expenditures in GSM and fixed-line network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), Belarusian Telecom and Turkcell Superonline and non-operational capital expenditures as at 31 December 2012 and 2011.

14.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $264,400 as at 31 December 2012 (31 December 2011: $273,864). The amortization period of the license will end in 2023.

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. The carrying amount as at 31 December 2012 is $352,504 (31 December 2011: $353,034).

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets were tested for impairment as at 31 December 2012. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2012, impairment test for long-lived assets of Astelit is made on the assumption that Astelit is the cash generating unit.

As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Astelit, no impairment was recognized. The assumptions used in value in use calculation of Astelit were:

A 14.9% post-tax WACC rate for 2013 to 2017, a 14.8% post-tax WACC rate for after 2017 and 2.5% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal was obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes was 14.90%.

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Turkcell Superonline as at 31 December 2012.

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

Belarusian Telecom

As at 31 December 2012, impairment test was performed for Belarusian Telecom and after tax impairment at the amount of $5,075 was calculated for the cash-generating unit, allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and included in depreciation expense. Tax effect of the long-lived asset impairment of $1,720 is included in deferred taxation benefit.

As at 31 December 2011, after tax impairment at the amount of $206,038 was calculated for the cash-generating unit. The aggregate carrying amount of goodwill arising from the acquisition of Belarusian Telecom was totally impaired by $52,971 and was included in other expense of statement of comprehensive income. Remaining impairment amounting to $169,320 was allocated to the fixed assets of the cash-generating unit on a pro-rata basis and is included in depreciation expense. Tax effect of the long-lived asset impairment of $16,253 is included in deferred taxation benefit.

Value in use was determined by discounting the expected future cash flows to be generated by the cash-generating unit and the terminal value. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of impairment testing was taken as 5 years between 1 January 2013 and 31 December 2017. Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0% which does not exceed the estimated average growth rate for Belarus.

A 16.7% post-tax WACC rate for 2013 to 2017, a 16.5% post-tax WACC rate for after 2017 were applied in determining the recoverable amount of the cash-generating unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes was 18.32%.

Turkcell Superonline

As at 31 December 2012, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is $18,419 including $80 goodwill as a result of Global Iletisim acquisition and merger (31 December 2011: $17,378). As the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

recoverable value based on the value in use of the cash generating units was estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2012. The calculation of the value in use was based on the following key assumptions:

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

The projection period for the purposes of goodwill impairment testing was taken as 7 years between 1 January 2013 and 31 December 2019.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.1%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.

A 14.6% post-tax WACC rate for 2013 to 2016, a 14.3% post-tax WACC rate for after 2016 were applied in determining the recoverable amount of the cash-generating unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at pre-tax discount rate gave same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 16.1%.

Indefeasible right of use:

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Balance at 1 January 2012	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2012
Cost
GSM and other telecommunication operating licenses	1,193,025	1,260	(3,386)	3,510	—	76,865	1,271,274
Computer software	1,817,545	41,949	(186)	147,613	—	106,424	2,113,345
Transmission lines	26,861	134	—	—	—	1,574	28,569
Central betting system operating right	5,024	642	—	—	—	300	5,966
Indefeasible right of usage	18,441	—	—	—	—	1,100	19,541
Brand name	3,727	—	—	—	—	222	3,949
Customer base	7,511	—	—	—	—	448	7,959
Customs duty and VAT exemption right	46,747	—	(55,052)	—	—	8,305	—
Goodwill	17,378	—	—	—	—	1,041	18,419
Other	2,490	—	—	—	—	256	2,746
Construction in progress	—	164,055	—	(162,316)	—	—	1,739

Total	3,138,749	208,040	(58,624)	(11,193)	—	196,535	3,473,507

Accumulated amortization
GSM and other telecommunication operating licenses	501,130	57,501	(3,386)	—	1,064	36,271	592,580
Computer software	1,314,571	156,601	(109)	(6,533)	1,359	79,086	1,544,975
Transmission lines	23,497	1,032	—	—	—	1,275	25,804
Central betting system operating right	3,401	295	—	—	—	293	3,989
Indefeasible right of usage	2,348	1,297	—	—	—	140	3,785
Brand name	1,211	393	—	—	—	74	1,678
Customer base	2,660	634	—	—	—	161	3,455
Customs duty and VAT exemption right	42,710	2,199	(55,052)	—	3,282	6,861	—
Other	913	187	—	—	—	24	1,124

Total	1,892,441	220,139	(58,547)	(6,533)	5,705	124,185	2,177,390

Total intangible assets	1,246,308	(12,099)	(77)	(4,660)	(5,705)	72,273	1,296,117

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Amortization expenses on intangible assets other than goodwill for the years ended 31 December 2012, 2011 and 2010 are $225,844, $287,792, and $241,839 respectively including impairment losses and recognized in direct cost of revenues.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is $37,917 for the year ended 31 December 2012 (31 December 2011: $26,966).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

15.	Investments in equity accounted investees

The Group’s share of profit in its equity accounted investees for the years ended 31 December 2012, 2011 and 2010 are $121,733, $136,907 and $122,839, respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-controlling interest	Equity attributable to parent	Total liabilities and equity
31 December 2012
Fintur (associate)	41.45%	326,847	1,807,926	2,134,773	613,688	854,288	289,984	376,813	2,134,773
A-Tel (joint venture)*	50.00%	57,714	—	57,714	126	4,475	—	53,113	57,714

		384,561	1,807,926	2,192,487	613,814	858,763	289,984	429,926	2,192,487

31 December 2011
Fintur (associate)	41.45%	491,192	1,735,797	2,226,989	232,965	825,240	472,749	696,035	2,226,989
A-Tel (joint venture)*	50.00%	34,305	108,499	142,804	2,821	28,287	—	111,696	142,804

		525,497	1,844,296	2,369,793	235,786	853,527	472,749	807,731	2,369,793

	Revenues	Direct cost of revenues	Profit/Loss
2012
Fintur	2,027,320	(882,142)	344,016
A-Tel	27,234	(36,600)	23,400

	2,054,554	(918,742)	367,416

2011
Fintur	1,957,904	(802,953)	398,688
A-Tel	56,512	(53,063)	(31,777)

	2,014,416	(856,016)	366,911

2010
Fintur	1,791,725	(692,757)	369,516
A-Tel	63,235	(56,683)	2,923

	1,854,960	(749,440)	372,439

*	Figures mentioned in the above table include fair value adjustments that arose during acquisition of A-Tel.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

The Company’s investment in Fintur Holdings BV (“Fintur”) and A-Tel amounts to $230,374 and $26,557 respectively as at 31 December 2012 (31 December 2011: $358,544 and $55,848).

In 2012, Fintur has decided to distribute dividend amounting to $598,000 (31 December 2011: $159,000). The Company reduced the carrying value of investments in Fintur by the cash collected dividend of $247,871 (31 December 2011: $65,906).

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. (“Azercell”), a 51% owned consolidated subsidiary of Fintur, was completed. The non-controlling shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%. At the same time, the non-controlling shareholders in Azertel increased their ownership to 49%. Fintur’s effective ownership in Azercell therefore remained at 51%. One of the non-controlling shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding significant decisions at the General Assembly. Fintur has initially accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The difference between the present value of the estimated option redemption amount and the derecognized non-controlling interest amounting to $819,389 is accounted under equity, in accordance with the Group’s accounting policy.

During November 2012 and March 2011 at the General Assembly meeting of A-Tel, it has been decided to distribute dividends amounting to TL 13,904 (equivalent to $7,800 as at 31 December 2012) and TL 26,982 (equivalent to $15,136 as at 31 December 2012), respectively. The Company reduced the carrying value of its investments in A-Tel by its dividend portion of TL 6,952 (equivalent to $3,900 as at 31 December 2012) and TL 13,491 (equivalent to $7,568 as at 31 December 2012) as at 31 December 2012 and 31 December 2011, respectively.

Since the service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012, the carrying amount of A-Tel in the consolidated financial statements is decreased to the Company’s share on the net assets of A-Tel as at 31 December 2012 and an impairment loss of $40,250 is recognized in other expenses in the consolidated statement of comprehensive income for the year ended 31 December 2012. Additionally based on the management opinion, the Company accrued a provision before tax effect amounting to $19,299.

Furthermore SDIF, holding 50% shares of A-Tel, filed a lawsuit as detailed in Note 33 “Dispute on termination of agreements with A-Tel”. Lawsuit is pending.

In consolidated financial statements for the year ended 31 December 2011, independent appraisal was obtained for fair value to determine recoverable amounts for A-Tel, the recoverable amounts based on the value in use of cash generating units is lower than the carrying amount of cash-generating units of A-Tel, an impairment loss of $15,655 was recognized. The impairment loss was decreased from the carrying value of the asset and has been included in other expense of statement of comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

16.	Other investments

Non-current investments:

		2012		2011
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	4.57	13,555	4.57	12,792
T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	4.52	10,359	4.52	9,776

			23,914		22,568

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

Following the change in ownership ratio of the Group by not participating in capital contribution movements, a valuation study was performed by an independent valuation firm as of 30 June 2011. Based on the impairment analysis performed, the carrying value of Aks TV has been reduced by $3,229. As of 31 December 2011, the year-end impairment analysis was performed by an independent valuation firm and carrying value of Aks TV has been further reduced by $1,907. The impairment losses was included in other expense of statement of comprehensive income.

As at 31 December 2012, a valuation study performed by an independent valuation firm and no impairment has been recognized for Aks TV.

On 12 December 2012, at T-Medya’s Extraordinary General Assembly meeting it has been decided to increase the share capital of T-Medya. However, the Group decided not to participate in the capital contribution by the Board of Directors decision dated 11 January 2013, accordingly the ownership of the Group in T-Medya will decrease to 3.54% in 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

There is no active market available for T-Medya and the Company measures this investment at cost. Based on the valuation study performed by an independent valuation firm, no impairment has been identified for T-Medya as of 31 December 2012.

	2012	2011
Securities
Corporate debt securities—held-to-maturity	5,155	—

As at 31 December 2012, corporate debt securities classified as held-to-maturity investments with a carrying amount of $5,155 (31 December 2011: nil) have effective interest rates of 8.63% to 11.84% and matures in 2014.

Current investments:

	2012	2011
Corporate debt securities—held-to-maturity	22,205	—
Deposits maturing after 3 months or more	—	844,982

	22,205	844,982

As at 31 December 2012, corporate debt securities classified as held-to-maturity investments with a carrying amount of $22,205 (2011: nil) have effective interest rates of 8.80% to 10.0% and matures in 2013.

As at 31 December 2012, the Company does not have any time deposits maturing after 3 months or more. As at 31 December 2011, TL denominated time deposits maturing after 3 months or more amounting to $689,831 have stated effective interest rate of 12.2%, USD denominated time deposits maturing after 3 months or more amounting to $154,500 have stated effective interest rate of 5.4% and BYR denominated time deposits maturing after 3 months or more amounting to $651 have stated effective interest rate of 46.1%.

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in Note 30.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

17.	Other non-current assets

	2012	2011
VAT receivable	81,774	63,803
Prepaid expenses	27,689	38,716
Deposits and guarantees given	7,173	6,840
Receivables from Tax Office	3,689	12,995
Advances given for fixed assets	2,846	1,014
Others	2,128	2,021

	125,299	125,389

18.	Deferred tax assets and liabilities

Unrecognized deferred tax liabilities

At 31 December 2012, a deferred tax liability of $25,517 (31 December 2011: $15,838) for temporary differences of $127,584 (31 December 2011: $79,190) related to investments in subsidiaries was not recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2012	2011
Deductible temporary differences	169,564	162,903
Tax losses	102,242	115,798

Total unrecognized deferred tax assets	271,806	278,701

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

As at 31 December 2012, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2008	41,686	2013
2009	30,556	2014
2010	41,654	2015
2011	74,934	2016
2012	15,447	2017

	204,277

As at 31 December 2012, tax losses which will be carried indefinitely are amounting to $340,840 (31 December 2011: $295,358).

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2012 and 2011 are attributable to the following:

	Assets		Liabilities		Net
	2012	2011	2012	2011	2012	2011
Property, plant & equipment and intangible assets	(4,683)	555	(110,435)	(104,481)	(115,118)	(103,926)
Investment	—	—	(13,995)	(22,290)	(13,995)	(22,290)
Provisions	13,070	24,127	—	—	13,070	24,127
Trade and other payables	3,476	436	38,729	(23,827)	42,205	(23,391)
Tax credit carry forwards (Investment tax credit)	13,368	—	—	—	13,368	—
Other items	32,506	62,078	(1,382)	(686)	31,124	61,392

Tax assets / (liabilities)	57,737	87,196	(87,083)	(151,284)	(29,346)	(64,088)

Net off of tax	(42,914)	(83,910)	42,914	83,910	—	—

Net tax assets / (liabilities)	14,823	3,286	(44,169)	(67,374)	(29,346)	(64,088)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Movement in temporary differences as at 31 December 2012 and 2011

	Balance at 1 January 2011	Recognized in the statement of income	Recognized in other comprehensive income	Effect of movements in exchange rates	Balance at 31 December 2011
Property, plant & equipment and intangible assets	(151,846)	16,801	—	31,119	(103,926)
Investment	(15,096)	(4,488)	(4,430)	1,724	(22,290)
Provisions	28,423	704	—	(5,000)	24,127
Trade and other payables	23,444	(34,716)	—	(12,119)	(23,391)
Other items	24,846	33,474	—	3,072	61,392

Total	(90,229)	11,775	(4,430)	18,796	(64,088)

	Balance at 1 January 2012	Recognized in the statement of income	Recognized in other comprehensive income	Effect of movements in exchange rates	Balance at 31 December 2012
Property, plant & equipment and intangible assets	(103,926)	(16,865)	—	5,673	(115,118)
Investment	(22,290)	7,438	2,145	(1,288)	(13,995)
Provisions	24,127	(12,425)	—	1,368	13,070
Trade and other payables	(23,391)	66,614	—	(1,018)	42,205
Tax credit carry forward	—	13,293	—	75	13,368
Other items	61,392	(34,693)	960	3,465	31,124

Total	(64,088)	23,362	3,105	8,275	(29,346)

19.	Trade receivables and accrued income

	2012	2011
Accrued service income	638,687	409,562
Receivables from subscribers	484,294	379,881
Accounts and checks receivable	86,026	52,938

	1,209,007	842,381

Trade receivables are shown net of allowance for doubtful debts amounting to $388,744 as at 31 December 2012 (31 December 2011: $322,940). The impairment loss recognized for the years ended 31 December 2012, 2011 and 2010 are $63,085, $34,583 and $117,362, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $76,469 and $98,086 as at 31 December 2012 and 2011, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $216,149 (31 December 2011: $113,327).

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in Note 30.

20.	Other current assets

	2012	2011
Prepaid expenses	100,600	83,054
Restricted cash	55,078	6,369
Prepayment for subscriber acquisition cost	20,662	6,720
Special communication tax to be collected from subscribers	18,423	19,853
Interest income accruals	12,269	19,990
Advances to suppliers	13,078	10,263
Receivables from Tax Office	10,187	—
Credit card receivables for contracted campaigns	9,309	19,952
VAT receivable	6,944	5,022
Receivables from personnel	3,194	3,776
Other	20,161	23,459

	269,905	198,458

As at 31 December 2012, restricted cash mainly represents amounts deposited at banks as guarantees in connection with dispute with the Competition Board regarding business practices with the distributors as detailed in Note 33 and the loan utilized by Azerinteltek which will mature in 12 months.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

21.	Cash and cash equivalents

	2012	2011
Cash in hand	148	124
Cheques received	380	168
Banks	3,924,203	2,507,028
-Demand deposits	245,551	154,228
-Time deposits	3,678,652	2,352,800
Bonds and bills	1,484	1,209

Cash and cash equivalents	3,926,215	2,508,529
Bank overdrafts	—	(1,084)

Cash and cash equivalents in the statement of cash flows	3,926,215	2,507,445

As at 31 December 2012, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $0.055 (31 December 2011: $0.036).

As at 31 December 2012, the average maturity of time deposits is 81 days (31 December 2011: 83 days).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 30.

22.	Capital and reserves

Share capital

As at 31 December 2012, common stock represented 2,200,000,000 (31 December 2011: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be one TL.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

As at 31 December 2012, total number of pledged shares hold by various institutions is 995,509 (31 December 2011: 1,132,709).

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

heading of cash flow hedging reserve will be reclassified to profit or loss only when the hedged transaction affects the profit or loss, or included as a basis adjustment to the non-financial hedged item, consistent with the relevant accounting policy.

Reserve for non-controlling interest put option liability

The reserve for non-controlling interest put option liability includes the difference between the put option liability granted to the non-controlling shareholders in existing subsidiaries recognized and the amount of non-controlling interest derecognized. Since the current option relates to the business combinations before 1 January 2009, subsequent changes in the fair value of the put option liability other than unwind of discount and associated foreign exchange gains and losses are also recognized in this reserve.

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

On 23 March 2011, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010 amounting to TL 1,328,697 (equivalent to $745,370 as at 31 December 2012), which represented 75% of distributable income. This represents a net cash dividend of full TL 0.6039532 (equivalent to full $0.34 as at 31 December 2012) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on 21 April 2011 and the Extraordinary General Assemblies of Shareholders held on 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the dividend proposal could not be presented for approval.

	2011		2010
	TL	USD*	TL	USD**
Cash dividends	1,328,697	745,370	859,259	573,451

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

*	USD equivalents of dividend is computed by using the Central Bank of the Republic of Turkey’s TL/USD exchange rate on 31 December 2012.
**	USD equivalents of dividends are computed by using the Central Bank of the Republic of Turkey’s TL/USD exchange rate on 29 April 2010 which is the date that the General Assembly of Shareholders approved the dividend distribution, respectively.

In the Ordinary General Assemblies of Shareholders Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) held on 4 April 2012 and 6 April 2011, it has been decided to distribute dividends amounting to TL 34,061 (equivalent to $19,107 as at 31 December 2012) and TL 16,744 (equivalent to $9,393 as at 31 December 2012), respectively. The dividends were paid on 3 May 2012 and 2 May 2011, respectively.

23.	Earnings per share

The calculations of basic and diluted earnings per share as at 31 December 2012 were based on the profit attributable to ordinary shareholders for the years ended 31 December 2012, 2011 and 2010 of $1,158,835, $751,709 and $1,170,176 respectively and a weighted average number of shares outstanding during the years ended 31 December 2012, 2011 and 2010 of 2,200,000,000 calculated as follows:

	2012	2011	2010
Numerator:
Net profit for the period attributed to owners	1,158,835	751,709	1,170,176
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.53	0.34	0.53

24.	Other non-current liabilities

	2012	2011
Consideration payable in relation to acquisition of BeST	76,413	60,180
Deposits and guarantees taken from agents	17,465	16,803
Payables to other suppliers	14,654	1,149
Financial liability in relation to put option	—	10,094
Other	9,356	4,443

	117,888	92,669

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Consideration payable in relation to the acquisition of Belarusian Telecom represents the present value of the long-term deferred payment to the seller. Payment of $100,000 is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2020 (31 December 2011: the first quarter of 2020). The present value of the contingent consideration is $76,413 as at 31 December 2012 (31 December 2011: $60,180).

Non-controlling shareholders in Belarusian Telecom were granted a put option, giving the shareholders the right to sell their entire stake to Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) at the fair value on exercise date of put option, 31 August 2013. The fair value is determined as the simple average of the values derived from the income approach (discounted cash flows) and market approach (comparable market multiples) in accordance with the agreement between the parties. As of 31 December 2012, the Company management estimated the fair value as nil based on the valuation work performed by an independent valuation firm (31 December 2011: $10,094).

25.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk and payment schedule for interest bearing loans, see Note 30.

	2012	2011
Non-current liabilities
Unsecured bank loans	595,763	1,030,081
Secured bank loans	5,937	9,557
Finance lease liabilities	17,496	17,742

	619,196	1,057,380

Current liabilities
Current portion of unsecured bank loans	645,830	589,251
Unsecured bank facility	414,903	210,996
Current portion of secured bank loans	18,783	1,895
Secured bank facility	3,514	6,414
Current portion of finance lease liabilities	2,940	2,149
Option contracts not used for hedging	—	380
Option contracts used for hedging	1,477	868

	1,087,447	811,953

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Terms and conditions of outstanding loans are as follows:

				31 December 2012			31 December 2011
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount
Unsecured bank loans	USD	2013-2018	Floating	Libor+1.35%-3.75%	953,897	955,003	Libor+1.35%-4.60%	1,314,680	1,318,799
Unsecured bank loans	USD	2013-2016	Fixed	2.24%-8.0%	596,238	598,484	2.24%-8.0%	493,979	486,370
Unsecured bank loans	TL	2014-2015	Fixed	8.75%-10%	102,210	103,009	15.00%	5,479	5,479
Unsecured bank loans	EUR	2013	Floating	—	—	—	Libor+2.65%-3.465%	19,358	19,680
Secured bank loans*	EUR	2013	Floating	Libor+3.465%	15,820	17,086	Libor+3.465%	2,578	2,634
Secured bank loans**	BYR	2020	Fixed	12%-16%	6,010	7,634	12%-16%	6,939	8,818
Secured bank loans	USD	2013	Fixed	4.3%	3,500	3,514	5.00%	6,300	6,414
Finance lease liabilities	EUR	2013-2024	Fixed	3.35%	22,577	18,407	3.35%	22,345	17,623
Finance lease liabilities	USD	2013-2015	Fixed	0.68%-7.3%	2,047	1,970	4.64%-7.0%	2,116	2,108
Finance lease liabilities	TL	2013-2014	Fixed	10.24%	63	59	10.24%	160	160

					1,702,362	1,705,166		1,873,934	1,868,085

(*)	Secured by System Capital Management Limited (SCM).
(**)	Secured by Republic of Belarus Government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

As of 1 February 2012, Astelit had debt repayments related to Euroasia Loan in the amount of $150,165 and to Financell Loans in the amount of $172,799. Since June 2011, Astelit has not met the payment obligations, which were waived until 1 February 2012. Since that date, the Board of Directors of the Company has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations in relation to Euroasia and Financell Loans totaling $322,964 and defaulted on its loan agreements (As of 31 December 2012, Astelit’s unmet obligations under its loans to Financell and Euroasia Telecommunications Holding BV (“ETH”) has reached a total of $488,781). As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $553,886 (currently decreased to $304,127 following the Company’s $150,000 guarantee payment and other principle payments) and waivers were obtained for the aforementioned loans before 31 December 2012. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited together with a guarantee and indemnity given by System Capital Management Limited. Financell has rights to commence enforcement of pledges and guarantee under certain conditions.

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150,000 to finance Astelit, also defaulted on its loan on 30 March 2012. As a guarantor, the Company paid $150,000 to related banks on 6 April 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by System Capital Management Limited has been established in favor of the Company. Upon payment of the guaranteed amount, the Company has the right to commence enforcement of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above) currently totaling $304,127. In this respect, the aforementioned borrowings were presented in the current liabilities in the statement of financial position as of 31 March 2012 and 30 June 2012. Since waivers for these defaults including any future non-payments of Astelit were received on 25 July 2012, these borrowings are classified according to maturities of borrowing agreements in the statement of financial position as of 31 December 2012.

With respect to the amounts due to Financell, the Board of Directors of the Company decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be up to $410,650 principle amount plus interest and any other costs, expenses and fees that may accrue. This guarantee includes the debt repayments of $172,799 due under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Finance lease liabilities are payable as follows:

	31 December 2012			31 December 2011
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	3,606	666	2,940	2,785	636	2,149
More than one year	21,081	3,585	17,496	21,836	4,094	17,742

	24,687	4,251	20,436	24,621	4,730	19,891

The financial lease liabilities mainly consist of the acquired indefeasible right of use in relation to BOTAS agreement as explained in Note 14 and the carrying amount regarding this lease liability is $18,407 as of 31 December 2012.

26.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. As detailed in Note 28, such actuarial gains/losses are recognized within other comprehensive income starting from 31 December 2012. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate between 2.02% and 2.29% depending on the expected payout date (31 December 2011: between 4.4% and 5.1%).

Movement in the reserve for employee termination benefits as at 31 December 2012 and 2011 are as follows:

	2012	2011
Opening balance	28,259	29,742
Provision set/reversed during the period	15,949	11,483
Actuarial (loss)/gain	4,911	182
Payments made during the period	(10,158)	(7,874)
Unwind of discount	837	1,032
Acquisitions through business combination	—	39
Effect of change in foreign exchange rate	1,654	(6,345)

Closing balance	41,452	28,259

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated statement of income as incurred. The Group incurred $12,036, $9,054 and $5,243 in relation to defined contribution retirement plan for the years ended 31 December 2012, 2011 and 2010, respectively.

As detailed in Note 2, actuarial losses amounting to $4,911 has been reflected to other comprehensive income for the year ended 31 December 2012. Total charge for the employee termination benefits for the year ended 31 December 2011 is included in the statement of income.

The liability is not funded, as there is no funding requirement.

27.	Deferred income

Deferred income primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current as at 31 December 2012. The amount of deferred income is $91,166 and $118,376 as at 31 December 2012 and 2011, respectively.

28.	Provisions

Non-current provisions:

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2011	722	55,643	690	57,055
Provision made/used during the year	447	9,256	172	9,875
Unwind of discount	—	2,657	—	2,657
Acquisitions through business combination	—	—	—	—
Effect of change in foreign exchange rate	(184)	(11,039)	(145)	(11,368)

Balance at 31 December 2011	985	56,517	717	58,219

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2012	985	56,517	717	58,219
Provision made/used during the year	3,668	4,370	(756)	7,282
Transfer (*)	77,031	—	—	77,031
Unwind of discount	1,994	2,211	—	4,205
Effect of change in foreign exchange rate	86	2,032	39	2,157

Balance at 31 December 2012	83,764	65,130	—	148,894

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Legal provisions are set for the probable cash outflows related to legal disputes.

*	Group management concluded that no cash out flow is expected within 12 months period in relation to dispute for Carrying International Voice Traffic considering the current progress of the litigation and presented the provision within non-current liabilities in the consolidated financial statements as at 31 December 2012.

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

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2011	111,153	42,659	153,812
Provision made/(reversed) during the year	73,765	48,562	122,327
Provisions used during the year	(86,602)	(39,498)	(126,100)
Unwind of discount	2,528	1,081	3,609
Acquisitions through business combination	—	189	189
Effect of change in foreign exchange rate	(18,982)	(8,934)	(27,916)

Balance at 31 December 2011	81,862	44,059	125,921

	Legal	Bonus	Total
Balance at 1 January 2012	81,862	44,059	125,921
Provision made/(reversed) during the year	30,329	52,622	82,951
Provisions used during the year	(9,193)	(45,903)	(55,096)
Unwind of discount	144	3,087	3,231
Transfer (*)	(77,031)	—	(77,031)
Effect of change in foreign exchange rate	4,902	2,254	7,156

Balance at 31 December 2012	31,013	56,119	87,132

Legal provisions are set for the probable cash outflows related to legal disputes. In Note 33, under legal proceedings section, detailed explanations are given with respect to legal provisions.

The bonus provision totaling to $56,119 comprises mainly the provision for the year ended 31 December 2012 and is planned to be paid in March 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

29.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2012 and 2011 is as follows:

	2012	2011
Payables to other suppliers	487,632	398,732
Taxes and withholdings payable	191,523	189,016
License fee accrual	75,165	61,394
Selling and marketing expense accrual	61,752	51,252
Payables to Ericsson companies	24,547	117,043
ICTA share accrual	15,670	13,903
Roaming expense accrual	13,472	15,427
Interconnection payables	7,600	4,260
Interconnection accrual	4,010	4,745
Other	72,230	73,716

	953,601	929,488

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

30.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Note	2012	2011
Due from related parties-non current	34	—	43
Other non-current assets*	17	3,695	20,235
Held-to-maturity	16	27,360	—
Due from related parties-current	34	7,414	43,215
Trade receivables and accrued income	19	1,425,156	955,962
Other current assets*	20	74,574	70,599
Cash and cash equivalents**	21	3,926,067	2,508,405
Time deposits maturing in 3 months or more	16	—	844,982

		5,464,266	4,443,441

*	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.
**	Cash on hand is excluded from cash and cash equivalents.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2012	2011
Receivable from subscribers	1,297,268	848,428
Receivables from distributors and other operators	111,704	115,658
Other	23,598	12,368

	1,432,570	976,454

The aging of trade receivables and due from related parties as at 31 December 2012 and 2011:

	2012	2011
Not past due	1,221,828	820,857
1-30 days past due	82,852	69,874
1-3 months past due	58,878	54,150
3-12 months past due	69,012	54,339

	1,432,570	999,220

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Impairment losses

The movement in the allowance for impairment in respect of trade receivables and due from related parties as at 31 December 2012 and 2011 is as follows:

	2012	2011
Opening balance	327,435	376,808
Impairment loss recognized	62,431	31,361
Write-off	(15,857)	(6,776)
Acquisitions through business combination	—	784
Effect of change in foreign exchange rate	18,843	(74,742)

Closing balance	392,852	327,435

The impairment loss recognized of $62,431 for the year ended 31 December 2012 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (31 December 2011: $31,361).

The allowance accounts in respect of trade receivables and due from related parties is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivables and due from related parties directly.

Liquidity risk

Current cash debt coverage ratio as at 31 December 2012 and 2011 is as follows:

	2012	2011
Cash and cash equivalents	3,926,215	2,508,529
Current liabilities	2,351,493	2,063,295
Current cash debt coverage ratio	167%	122%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	31 December 2012							31 December 2011
	Carrying Amount	Contractual cash flows	6 months or less	6-12 Months	1-2 years	2-5 years	More than 5 Years	Carrying Amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 Years
Non-derivative financial Liabilities
Secured bank loans	28,234	(32,430)	(2,321)	(20,707)	(1,616)	(4,302)	(3,484)	17,866	(22,833)	(1,202)	(7,468)	(4,512)	(4,697)	(4,954)
Unsecured bank loans	1,656,496	(1,724,444)	(824,381)	(240,263)	(240,304)	(407,521)	(11,975)	1,830,328	(1,968,913)	(475,791)	(383,333)	(663,979)	(439,954)	(5,856)
Finance lease liabilities	20,436	(24,687)	(3,109)	(497)	(2,450)	(5,824)	(12,807)	19,891	(24,623)	(2,307)	(478)	(2,655)	(5,614)	(13,569)
Trade and other payables*	534,433	(538,275)	(523,621)	—	(10,183)	(4,471)	—	656,256	(663,749)	(663,749)	—
Bank overdraft	—	—	—	—	—	—	—	1,084	(1,084)	(1,084)	—	—	—	—
Due to related parties	55,614	(55,654)	(55,654)	—	—	—	—	14,582	(14,645)	(14,645)	—	—	—	—
Consideration payable in relation to acquisition of Belarusian Telecom	76,413	(100,000)	—	—	—	—	(100,000)	60,180	(100,000)	—	—	—	—	(100,000)
Financial liability in relation to put option	—	—	—	—	—	—	—	10,094	(11,850)	—	—	(11,850)	—	—
Derivative financial liabilities
Option contract	1,477	(1,477)	(1,477)	—	—	—	—	1,248	(1,248)	(1,248)	—	—	—	—

TOTAL	2,373,103	(2,476,967)	(1,410,563)	(261,467)	(254,553)	(422,118)	(128,266)	2,611,529	(2,808,945)	(1,160,026)	(391,279)	(682,996)	(450,265)	(124,379)

*	Advances taken, license fees, taxes and withholding payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2011
	USD	EUR
Foreign currency denominated assets
Other non-current assets	26	—
Other investments	154,500	—
Due from related parties-current	8,580	3,820
Trade receivables and accrued income	52,422	39,141
Other current assets	6,861	1,153
Cash and cash equivalents	893,477	3,833

	1,115,866	47,947

Foreign currency denominated liabilities
Loans and borrowings-non current	(1,060,159)	(28,015)
Other non-current liabilities	(138,497)	—
Loans and borrowings-current	(660,290)	(1,211)
Trade and other payables	(154,869)	(48,168)
Due to related parties	(1,137)	(478)

	(2,014,952)	(77,872)

Net exposure	(899,086)	(29,925)

	31 December 2012
	USD	EUR
Foreign currency denominated assets
Due from related parties-current	2,161	99
Trade receivables and accrued income	21,972	36,643
Other current assets	9,468	1,814
Cash and cash equivalents	1,039,442	1,174

	1,073,043	39,730

Foreign currency denominated liabilities
Loans and borrowings-non current	(522,323)	(15,327)
Other non-current liabilities	(90,986)	—
Loans and borrowings-current	(727,659)	(13,778)
Trade and other payables	(154,054)	(19,963)
Due to related parties	(717)	(198)

	(1,495,739)	(49,266)

Net exposure	(422,696)	(9,536)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date Closing Rate
	31 December 2012	31 December 2011	31 December 2012	31 December 2011
USD/TL	1.7913	1.6698	1.7826	1.8889
EUR/TL	2.3119	2.3343	2.3517	2.4438
USD/BYR	8,325.8	5,038.2	8,570.0	8,350.0
USD/HRV	7.9912	7.9663	7.9930	7.9898

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, HRV, BYR against the following currencies as at 31 December 2012 and 2011 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2012	2011
USD	42,270	89,909
EUR	1,258	3,872

10% weakening of the TL, HRV, BYR against the following currencies as at 31 December 2012 and 2011 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2012	2011
USD	(42,270)	(89,909)
EUR	(1,258)	(3,872)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Interest rate risk

As at 31 December 2012 and 2011 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 December 2012		31 December 2011
	Note	Effective Interest Rate	Carrying Amount	Effective interest rate	Carrying Amount
Fixed rate instruments
Time deposits	21
USD		3.3%	1,036,748	5.4%	899,318
EUR		1.3%	2,639	4.7%	2,805
TL		8.3%	2,630,214	12.3%	1,450,629
Other		2.0%	9,051	60.0%	48
Time deposits maturing after 3 months or more	16
USD		—	—	5.4%	154,500
BYR		—	—	46.1%	651
TL		—	—	12.2%	689,831
Held-to-maturity securities	16
Corporate securities TL		9.7%	22,769	—	—
Finance lease obligations	25
USD		3.9%	(1,970)	6.8%	(2,108)
EUR		3.4%	(18,407)	3.4%	(17,623)
TL		10.2%	(59)	10.2%	(160)
Unsecured bank loans	25
USD fixed rate loans		4.3%	(598,484)	4.6%	(486,370)
TL fixed rate loans		10.0%	(103,009)	15.00%	(5,479)
Secured bank loans	25
BYR fixed rate loans		10.9%	(7,634)	10.9%	(8,818)
USD fixed rate loans		4.3%	(3,514)	5.0%	(6,414)
Restricted cash	20
TL		5.0%	51,578	—	—
USD		3.95%	3,500	4.95%	6,369
Variable rate instruments
Held-to-maturity securities	16
Corporate securities TL		11.8%	4,591	—	—
Secured bank loans	25
EUR floating rate loans		7.81%	(17,086)	7.9%	(2,634)
Unsecured bank loans	25
USD floating rate loans		3.4%	(955,003)	3.8%	(1,318,799)
EUR floating rate loans		—	—	6.6%	(19,680)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Sensitivity analysis

Fair value sensitivity analysis for fixed rate instruments:

As at 31 December 2012, the Company did not have any time deposits maturing after 3 months or more, with a designated fair value through profit or loss.

A change of 1% in interest rates for time deposits maturing after 3 months or more would have increased/(decreased) profit or loss by $2,213 as of 31 December 2011.

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 December 2012 would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2012 and 2011.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2012
Variable rate instruments	(4,786)	4,786	—	—

Cash flow sensitivity (net)	(4,786)	4,786	—	—

31 December 2011
Variable rate instruments	(10,529)	10,529	—	—

Cash flow sensitivity (net)	(10,529)	10,529	—	—

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the statement of financial position are as follows:

		31 December 2012		31 December 2011
	Note	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets carried at amortized cost
Due from related parties-long term	34	—	—	43	43
Other non-current assets*	17	3,695	3,695	20,235	20,235
Due from related parties-short term	34	7,414	7,414	43,215	43,215
Trade receivables and accrued income***	19	1,425,156	1,425,156	955,962	955,962
Other current assets*	20	74,574	74,574	70,599	70,599
Held-to-maturity	16	27,360	27,360	—	—
Cash and cash equivalents	21	3,926,215	3,926,215	2,508,529	2,508,529
Time deposits maturing after 3 months or more	16	—	—	844,982	844,982

		5,464,414	5,464,414	4,443,565	4,443,565

Liabilities carried at fair value
Option contracts		(1,477)	(1,477)	(1,248)	(1,248)
Put option for Best acquisition	24	—	—	(10,094)	(10,094)

		(1,477)	(1,477)	(11,342)	(11,342)

Liabilities carried at amortized cost
Loans and borrowings-long term	25	(619,196)	(619,196)	(1,057,380)	(1,057,380)
Bank overdrafts	21	—	—	(1,084)	(1,084)
Loans and borrowings-short term	25	(1,085,970)	(1,085,970)	(810,705)	(810,705)
Trade and other payables**	29	(534,433)	(534,433)	(656,256)	(656,256)
Due to related parties	34	(55,614)	(55,614)	(14,582)	(14,582)
Deferred payments	24	(76,413)	(76,413)	(60,180)	(60,180)

		(2,371,626)	(2,371,626)	(2,600,187)	(2,600,187)

*	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.
**	Advances taken, taxes and withholdings payable are excluded from trade and other payables.
***	Includes non-current trade receivables amounting to $216,149 (31 December 2011: $113,581).

The methods used in determining the fair values of financial instruments are discussed in Note 4.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method:

The different levels have been identified as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets and liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market.

	Level 1	Level 2	Level 3	Total
31 December 2012
Financial Liabilities
Option contracts used for hedging	—	1,477	—	1,477

	—	1,477	—	1,477

	Level 1	Level 2	Level 3	Total
31 December 2011
Financial Liabilities
Financial liability in relation to put option	—	—	10,094	10,094
Option contracts not used for hedging	—	380	—	380
Option contracts used for hedging	—	868	—	868

	—	1,248	10,094	11,342

	Available-for sale financial assets	Financial liability in relation to put option	Total
Balance as at 1 January 2012	—	(10,094)	(10,094)
Total gains or losses:
in profit or loss	—	(643)	(643)
Total recognition in equity	—	10,737	10,737

Balance as at 31 December 2012	—	—	—

The table above shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Total gains or losses included in profit or loss for the period in the following table are presented in the statement of comprehensive income as follows:

	Available-for sale financial assets	Financial liability in relation to put option	Total
Total gains or losses included in profit or loss for the period:
Net financing costs	—	(643)	(643)
Total gains or losses for the period included in profit or loss for asset and liabilities held at the end of the reporting period:
Net financing costs	—	(643)	(643)

31.	Operating leases

The lease contracts, which mainly comprise leases of radio, transmission, office and internet capacity, expire on various dates. The Group does not have right to purchase the leased asset at the end of the lease period. Price escalation clauses of renewal conditions in operational lease agreements differ according to various conditions. For the years ended 31 December 2012 2011 and 2010, total rent expenses for operating leases were $313,443, $271,347 and $301,309 respectively.

The future minimum lease payments under non-cancellable leases are as follows:

	2012	2011
Less than one year	43,794	20,812
Between one and five years	59,446	25,655
More than five years	12,617	6,499

	115,857	52,966

32.	Guarantees and purchase obligations

As at 31 December 2012, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $385,045 (31 December 2011: $780,179). Payments for these commitments are going to be made in a 3-year period.

As at 31 December 2012, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totaling to TL 2,854,366 (equivalent to $1,601,238 as at 31 December 2012) (31 December 2011: TL 2,983,689 equivalent to $1,579,591 as at 31 December 2011).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

33.	Commitments and Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the Agreement for grant of concession for the establishment and Operation of the Pan-European Mobile Telephone System, GSM (hereinafter referred to as the “License Agreement”) with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year license for the provision of GSM services for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury a treasury share and universal service fund, respectively, equal to 15% of its gross revenues from Turkish GSM operations. In February 2002, the GSM License of the Company is renewed under provisions of the new License Agreement signed with the ICTA and in accordance with the License Agreement, the Company became obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. Moreover on 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In accordance with the renewed License Agreement signed with the ICTA in February 2002, the Company became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behaviour and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Thereafter, the provisions of the License granted to the Company is revised and updated twice under the subsequent License Agreements signed between the Company and the ICTA in 2006 and in 2009. As of the date of this report, the License Agreement dated 21 February 2009 is still in effect.

Certain conditions of the current License Agreement include the following:

Coverage: The Company had to achieve population coverage of 50% with certain exceptions within the first three years, and 90% of the population of Turkey within five years from the effective date of the first License granted to the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

Service quality: In general, the Company must meet all national and international service quality standards determined and updated by both the ICTA and the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs: ICTA sets the initial maximum retail tariffs in TL and USD. Thereafter, the revised License provides that the ICTA will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the ICTA, Suspension and Termination:

The revised License is not transferable without the prior approval of the ICTA. In addition, the License Agreement gives the ICTA certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the ICTA.

The ICTA may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defence etc. During period of suspension, the ICTA may operate the Company’s GSM network itself.

The License term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of treasury share and universal service fund has been changed. According to this new regulation, interest charges for late collections, and indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue. Calculation of gross revenue for treasury share and universal service fund according to the new regulation became effective after Council of State’s approval on 10 March 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3G License

On 30 April 2009, the Company signed a separate License Agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and establishment and operation of the required infrastructure. Turkcell acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. According to the agreement, operators have provided IMT 2000/UMTS services starting from 30 July 2009.

In accordance with the 3G License Agreement, the Company should cover the population within the borders of all metropolitan municipalities and borders of all cities and municipalities in three and six years, respectively. Moreover, the Company should cover the population in all settlement areas with a population higher than 5,000 and 1,000 within eight and ten years, respectively following the effective date of the IMT 2000/UMTS License agreement.

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

Astelit:

Astelit owns two GSM activity licenses, one is for GSM–900 and the other is for DCS–1800. As at 31 December 2012, Astelit owns twenty five GSM–900, DCS 1800, CDMA and microwave Radiorelay frequency use licenses which are regional or national. In addition to the above GSM licenses, Astelit owns two licenses for local fixed line phone connection with wireless access using D-AMPS standard (annulment pending and expected to be annulled in the first quarter of 2013), one license for international and long distance calls and twelve PSTN licenses for eight regions of Ukraine. Also, Astelit holds number range—two NDC codes for mobile network and local ranges for PSTN licenses.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years. New commission rate, which is 1.4% of gross takings (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009. Under the terms of this contract, Inteltek guaranteed TL 1,500,000 (equivalent to $ 841,468 as of 31 December 2012) turnover for the first year of the contract, and has given similar guarantees for future years.

At 31 December 2012, the total amount of guarantee obtained from banks and provided to Spor Toto amounted to TL 168,665 (equivalent to $94,617 as at 31 December 2012) (31 December 2011: TL 163,530

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

equivalent to $86,574 as at 31 December 2011). The targeted payout is 50% of the turnover balance. The fact that Inteltek is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

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

Superonline:

Superonline was authorized to Fixed Telephony, Satellite Communication Service, Infrastructure, Internet Service Provider, Cable Broadcast Service and Mobile Virtual Network Operator.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMbH and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”).

The initial Access and Interconnection Regulation became effective when it was first issued by the ICTA on 23 May 2003. On 14 June 2007 and 8 September 2009, two subsequent Access and Interconnection Regulations were issued by the ICTA which repealed the previous Regulation. As of the date of this report, the Access and Interconnection Regulation dated 8 September 2009 (the “Regulation”) is still in effect.

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

In accordance with the Regulation, the Company entered into access and interconnection agreements with 42 different operators.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

On the other hand, with its Decision dated 27 September 2011, the ICTA ceased to determine international call termination rates, as of the date the said Decision. Therefore, The Company charges € 0.07 (equivalent to $0.09 as of 31 December 2012) for termination of incoming international calls.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages amounting to TL 11,274 (equivalent to $6,324 as at 31 December 2012) with overdue interest amounting TL 521 (equivalent to $292 as at 31 December 2012) and late payment fee amounting TL 175 (equivalent to $98 as at 31 December 2012) totaling to TL 11,970 (equivalent to $6,714 as at 31 December 2012) covering the period from August 2005 until October 2005. Expert reports and supplementary expert reports which are obtained for the lawsuit, affirm justification of the Company.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to TL 23,726 (equivalent to $13,310 as at 31 December 2012) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and February 2007 amounting to TL 6,836 (equivalent to $3,835 as at 31 December 2012) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 28 September 2011, the Court decided in favor of the Company for all consolidated cases. The Court decided that Turk Telekom should pay to the Company in total TL 42,597 (equivalent to $23,896 as at 31 December 2012) plus VAT and Special Communication Tax (“SCT”) composed of principle amounting to TL 36,502 (equivalent to $20,477 as at 31 December 2012), interest and penalty amounting to TL 6,095 (equivalent to $3,419 as at 31 December 2012). The Court also decided that Turk Telekom should pay interest, penalty, VAT and SCT calculated for the principal from date of case to the payment date. Turk Telekom appealed the decision. The Company replied this appeal request. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Dispute on Turk Telekom transmission lines leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Differences in the total nominal rent for the concerned period amounting to TL 29,125 (equivalent to $16,338 as at 31 December 2012) have been accrued by Turk Telekom and deducted from the receivables of the Company. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,696 as at 31 December 2012) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $16,867 as at 31 December 2012).

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

Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $51,534 as at 31 December 2012) and the Company netted off the whole amount from the receivables from Turk Telekom as at 31 December 2012.

Additionally, a lawsuit was commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $13,115 as at 31 December 2012), overdue interest of TL 3,092 (equivalent to $1,735 as at 31 December 2012) and delay fee of TL 1,925 (equivalent to $1,080 as at 31 December 2012), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. The expert report is in favor of the Company. The Company increased its claim from Turk Telekom by TL 2,100 (equivalent to $1,178 as at 31 December 2012). The Court decided to obtain a supplementary expert report from the same expert committee. The supplementary expert report supports the Company’s arguments. The Court decided to obtain another supplementary expert report from the same expert committee. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute regarding the fine applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $3,912 as at 31 December 2012) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

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

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $3,912 as at 31 December 2012) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit, and the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company also appealed this decision. Council of State reversed the judgment of the Instance Court. Local Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again.

The Company also appealed this decision. Council of State accepted the Company’s stay of order requests at appeal phase. Council of State reversed the judgment of the Instance Court again. Lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

marketing services and fined the Company amounting to TL 36,072 (equivalent to $20,236 as at 31 December 2012). The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $15,177 as at 31 December 2012) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. The lawsuit is still pending.

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $561 as at 31 December 2012), with reservation of further claims, on the ground that the Company violated the competition. During the judgment, Avea increased its request of material compensation to TL 5,000 (equivalent to $2,805 as at 31 December 2012) and in addition requested TL 1,000 (equivalent to $561 as at 31 December 2012) for non-pecuniary damages. The Court decided to separate these requests and to reject the lawsuits demanding compensation and moral damages. Avea appealed the case. The Company has submitted its response to appeal. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None)

Dispute on National Roaming Agreement

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $12,242 as at 31 December 2012). On 7 April 2004, the Company made the related payment with its accrued interest. On 27 May 2004, the Company filed a lawsuit. On 3 January 2005, with respect to the Council of State’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $12,242 as at 31 December 2012).

On 13 December 2005, Council of State decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State. On 22 July 2010, the Company initiated a lawsuit against ICTA for the compensation of TL 7,111 (equivalent to $3,989 as at 31 December 2012) and accrued interest for the total amount of the damage of the Company between the period when the Company made the payment and ICTA returned the same amount to the Company as the result of the stay of execution decision. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute regarding of the fine applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $2,248 as at 31 December 2012) for misinforming the Authority and TL 374 (equivalent to $210 as at 31 December 2012) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $1,844 as at 31 December 2012) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 22 September 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution requests and the Company objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. The Company appealed the decisions. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal processes are pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute regarding the fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $29,994 as at 31 December 2012) by claiming that the Company applied tariffs above the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA on 25 March 2009. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $22,495 as at 31 December 2012) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the stay of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the stay of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $22,495 as at 31 December 2012) on 27 January 2011. On 3 May 2011, the Court rejected the case. Council of State rejected the Company’s stay of order request at appeal phase. Appeal process is pending. The Company appealed the decision and paid back TL 40,100 (equivalent to $22,495 as at 31 December 2012) to ICTA on 6 October 2011.

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $25,933 as at 31 December 2012) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

ICTA notified the Company on 23 November 2011, to pay the amount of TL 13,367 (equivalent to $7,499 as at 31 December 2012) which is the unpaid portion arising from the 25% cash discount of the administrative fine amounting to TL 53,467 (equivalent to $29,994 as at 31 December 2012) that was imposed for applying tariffs above the upper limits. The Company filed a lawsuit on 23 December 2011 for stay of execution and for the annulment of this process. The Court accepted the request of the Company for stay of execution. ICTA objected to the decision but the objection is rejected. The Court decided in favor of the Company.

On 20 February 2012, payment order has been sent to the Company by the Tax Office. On 24 February 2012, the Company filed a lawsuit for cancellation of the payment order. The Court accepted the request of the Company for stay of execution. The Tax Office objected to the decision but the objection is rejected. The Court decided in favor of the Company.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the additional request regarding unpaid portion arising from the 25% discount of the administrative fine is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute on Special Communication Taxation regarding prepaid card sales

Tax Office imposed tax penalty in the total amount of TL 47,130 (equivalent to $26,439 as at 31 December 2012) and TL 89,694 (equivalent to $50,316 as at 31 December 2012) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2003 and 2004, respectively. On 31 December 2008 and 18 December 2009, the Company initiated lawsuits before the court. The Company requested to wait until the completion of settlement procedure in the lawsuit initiated on 31 December 2008. Since the Company and the Ministry of Finance Settlement Commission have settled on the amounts subjected to the lawsuits as explained in the following paragraph, the Company has withdrawn from the lawsuits.

According to the settlement made with the Ministry of Finance Settlement Commission on 1 June 2010, special communication tax and penalty was settled at TL 1,489 (equivalent to $835 as at 31 December 2012) and TL 2,834 (equivalent to $1,590 as at 31 December 2012) for the years 2003 and 2004, respectively. In addition, late payment interest was settled at TL 3,570 (equivalent to $2,003 as at 31 December 2012) and TL 5,295 (equivalent to $2,970 as at 31 December 2012) for the years 2003 and 2004, respectively. The aforementioned amounts were paid on 27 July 2010.

Provision set for the above mentioned special communication taxes, penalty and late payment interest was TL 64,653 (equivalent to $36,269 as at 31 December 2012) in the consolidated financial statements as at and for the year ended 31 December 2009 and the difference between the provision amount and settled amount was recognized as income in the consolidated financial statements as at and for the year ended 31 December 2010.

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $74,956 as at 31 December 2012) and TL 139,101 (equivalent to $78,033 as at 31 December 2012) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above.

On 28 February 2011, Tax Amnesty Law has been approved by the President of Republic of Turkey. The Company applied to the Ministry of Finance related to the Tax Amnesty Law on 27 April 2011. According to Tax Amnesty Law, special communication tax and penalty was calculated as TL 26,723 (equivalent to $14,991 as at 31 December 2012) and TL 27,820 (equivalent to $15,606 as at 31 December 2012) for the years 2005 and 2006, respectively. In addition, late payment interest was calculated as TL 11,164 (equivalent to $6,263 as at 31 December 2012) and TL 8,900 (equivalent to $4,993 as at 31 December 2012)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

for the years 2005 and 2006, respectively. The aforementioned amounts were paid on 30 June 2011. The Company applied to the Tax Court to withdraw from the lawsuits according to Tax Amnesty Law due to the aforementioned payment. The courts decided that it is not necessary to declare a judgment on merits for the lawsuit.

On 24 June 2011, Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 11,238 (equivalent to $6,304 as at 31 December 2012) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the period of January-February 2007. The Company applied to the Ministry of Finance on 13 July 2011 in order to benefit from the Tax Amnesty. According to Tax Amnesty Law, special communication tax and interest was calculated as TL 2,248 (equivalent to $1,261 as at 31 December 2012) and TL 842 (equivalent to $472 as at 31 December 2012) respectively. The aforementioned amounts were paid on 29 July 2011.

Carrying international voice traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $17,800 as at 31 December 2012).

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $10,098 as at 31 December 2012) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $7,703 as at 31 December 2012) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. The decision has been approved by the Council of State, Plenary Session of the Chamber for Administrative Divisions. ICTA applied for the correction of the decision. On 6 June 2012, the Company initiated a lawsuit against ICTA for the amount of TL 5,783 (equivalent to $3,244 as at 31 December 2012) for its damages occurred between the period when the Company made the payment and collected back. The lawsuit is still pending.

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $252,963 as at 31 December 2012) of which TL 219,149 (equivalent to $122,938 as at 31 December 2012) is principal and TL 231,782 (equivalent to $130,025 as at 31 December 2012) is interest charged until 30 June 2005 and requesting a temporary injunction.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Considering the progresses at the court case, provision is set for the principal amounting to TL 53,160 (equivalent to $29,822 as at 31 December 2012) and accrued interest amounting to a nominal amount of TL 94,135 (equivalent to $52,808 as at 31 December 2012) in the consolidated financial statements as at and for the period ended 31 December 2012.

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

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $96,322 as at 31 December 2012) and accepted the request amounting to TL 279,227 (equivalent to $156,640 as at 31 December 2012). The Company appealed the decision. Also, Turk Telekom appealed the decision. The Court of Cassation cancelled the decision. The Company and Turk Telekom applied for the correction of the decision. Supreme Court decided to reject both sides’ correction of the decision requests. The Court of First Instance decided to comply with the Supreme Court’s ruining decision and decided to order a new expert examination. The lawsuit is still pending.

Disputes with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $1,847 as at 31 December 2012) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek has not paid the requested amount.

Spor Toto, on behalf of GDYS, initiated a declaratory lawsuit against Inteltek. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $857 as at 31 December 2012) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision. Supreme Court of Appeals rejected the appeal request of GDYS. Following the Supreme Court of Appeals’ decision, GDYS applied for the correction of the decision. GDYS’s correction of decision request was rejected by the Supreme Court of Appeals and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $1,847 as at 31 December 2012) and its overdue interest accrual amount of TL 1,894

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

(equivalent to $1,062 as at 31 December 2012) in September 2007. Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,315 as at 31 December 2012) principal and TL 966 (equivalent to $542 as at 31 December 2012) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the Court decided in favor of Inteltek. Spor Toto appealed the decision. The Supreme Court of Appeals ruled to reverse the judgment of the local court. Inteltek applied for the correction of the decision. The Supreme Court of Appeals rejected the correction of the decision process and the file has been returned to the Court. The Court decided to resist on the former decision on 29 June 2011. Spor Toto appealed the decision. The General Assembly of the Civil Supreme Court of Appeals decided to accept the resistance decision of the Court of First Instance and sent the case to the 13th Civil Chamber of the Supreme Court of Appeals in order to consider Spor Toto’s other appeal arguments. 13th Civil Chamber of the Supreme Court of Appeals resent the lawsuit file to the local court for completing the deficiency. The local court made up the deficiency and sent back the lawsuit file to the 13th Civil Chamber of the Supreme Court of Appeals. The Supreme Court of Appeals decided to uphold the decision of the court of first instance. Spor Toto applied for correction of decision. Inteltek requested the receivable from Spor Toto and Spor Toto paid the amount subject to the lawsuit. The reply brief against Spor Toto’s correction request is submitted. The Supreme Court of Appeals rejected the correction of decision request and the decision is finalized.

Principal amounting to TL 2,345 (equivalent to $1,315 as at 31 December 2012) and accrued interest amounting to TL 3,376 (equivalent to $1,894 as at 31 December 2012) is recognized as income in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, the Company initiated a lawsuit claiming cancellation of interest charges amounting TL 6,609 (equivalent to $3,708 as at 31 December 2012) which are erroneously calculated after settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. The Court rejected the Company’s injunction request. The Company objected to the decision. The Court rejected the objection of the Company. The court dismissed the case. Subsequently the Company appealed the case. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Dispute on Iranian GSM tender process

The Company has initiated an arbitration case against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments and demanded its sustained loss, on 11 January 2008 at the arbitration court which is established pursuant to the UNCITRAL arbitration rules. The oral hearing was held between 11 February 2013 and 22 February 2013. The arbitration process is still pending.

Dispute on Turk Telekom transmission tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,137 (equivalent to $4,565 as at 31 December 2012) including interest. The expert report given to Court is in favor of the Company. The Court ruled to obtain supplementary expert report. Supplementary expert report is also in favor of the Company. The Court ruled to obtain a new expert report. The expert report is in favor of the Company. The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute on the decision of CMB regarding audit committee member

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $7 as at 31 December 2012) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s stay of execution request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision. Council of State rejected the injunction request of the First Instance Court’s decision. Council of State rejected the stay of execution request of the Company. The appeal process is still pending.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Dispute on Turk Telekom interconnection costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the Company claiming that the Company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $6 as at 31 December 2012) with its accrued interest starting from 2001 and TL 10 (equivalent to $6 as at 31 December 2012) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing traffic volume of Turk Telekom and subscriber lost derived from this action. On 6 April 2011, the Court decided to reject the case. Turk Telekom appealed the decision. The Company replied the appeal request. The appeal process is still pending.

On 22 August 2011, Turk Telekom initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $561 as at 31 December 2012) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. Expert report supports the Company’s arguments. The Court decided to obtain a supplementary report from the same committee. Also the supplementary expert report supports the Company’s arguments. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute on Avea interconnection costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $561 as at 31 December 2012) monetary compensation by reserving its right for surpluses. During the judgment, Avea increased its request to TL 47,000 (equivalent to $26,366 as at 31 December 2012). The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its completed expert report to the Court, which is in favor of the Company. The Court decided to have an additional expert report. The additional expert report submitted by the committee is against the Company. The Court decided to obtain another expert report from a new expert committee. The lawsuit is pending.

The Company has accrued a provision for the initial lawsuit amounting to TL 1,000 (equivalent to $561 as at 31 December 2012).

On 25 April 2011, Avea initiated another lawsuit with the same grounds mentioned above claiming compensation for its losses between November 2009 and January 2010. Avea claimed TL 40,000

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

(equivalent to $22,439 as at 31 December 2012) for its material compensation by reserving its rights for surpluses. The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its report, which is in favor of the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Avea on 4 November 2010.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no additional provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute on campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $18,001 as at 31 December 2012). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, the Company benefited from the early payment option with a 25% early payment discount and paid TL 24,066 (equivalent to $13,501 as at 31 December 2012) on 1 August 2008. On 10 November 2010, the Court decided to reject the case. The Company appealed the decision. The State of Council rejected the injunction request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute on payment request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $8,498 as at 31 December 2012) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. Appeal process is still pending.

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Dispute on the discounts which are paid over the treasury share and ICTA fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $28,752 as at 31 December 2012).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $25,877 as at 31 December 2012) and interest accrued amounting to TL 5,020 (equivalent to $2,816 as at 31 December 2012) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $2,875 as at 31 December 2012) and interest accrued amounting to TL 558 (equivalent to $313 as at 31 December 2012) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $28,752 as at 31 December 2012) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,660 as at 31 December 2012) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated 10 March 2006. ICTA filed lawsuits for cancellation of these Final Awards. In both lawsuits, the Court decided in favor of the Company. ICTA appealed the decisions. The Company replied appeal requests. The Court of Cassation reversed the decisions of the First Instance Court. The Company has applied for the correction of the decision. The Court of Cassation rejected the request for correction of the decision of the Company. On the hearing dated 28 November 2012, the Local Court decided to accept the lawsuit in accordance with the reversal decision of The Court of Cassation. Full decisions are notified to the Company. The Company appealed the decisions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment on the Company is not obliged to pay TL 3,320 (equivalent to $1,862 as at 31 December 2012) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The arbitral tribunal partially accepted the Company’s claims and decided that the Company is not obliged to pay TL 885 (equivalent to $496 as at 31 December 2012). The Company applied to arbitral tribunal for correction and interpretation of the award. The arbitral tribunal rejected this application. ICTA filed a lawsuit for cancellation of the in favor parts of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. In the lawsuit initiated by the ICTA, the court decided to obtain an expert report. Both of the lawsuits are still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $2,754 as at 31 December 2012) together with the penalty of TL 12,171 (equivalent to $6,828 as at 31 December 2012) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $2,754 as at 31 December 2012) together with the penalty of TL 12,171 (equivalent to $6,828 as at 31 December 2012) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

The Company filed a lawsuit before ICC on 27 January 2012 claiming the contradiction to law of the penalty of TL 12,171 (equivalent to $6,828 as at 31 December 2012) calculated over allegedly unpaid TL 4,909 (equivalent to $2,754 as at 31 December 2012) treasury share. The lawsuit is still pending.

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008, requested treasury share of TL 72,527 (equivalent to $40,686 as at 31 December 2012) and conventional penalty of TL 205,594 (equivalent to $ 115,334 as at 31 December 2012). The Company paid TL 1,535 (equivalent to $861 as at 31 December 2012) of the aforementioned amount.

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

treasury share of TL 70,992 (equivalent to $39,825 as at 31 December 2012) and conventional penalty of TL 205,594 (equivalent to $115,334 as at 31 December 2012) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

The Company filed a lawsuit before ICC on 12 January 2011 regarding the allegedly underpaid share payments over certain balance sheet items as discussed in the Treasury Controller’s Report dated 30 May 2010, and corresponding purported penalty in amount of TL 205,594 ($115,334 as at 31 December 2012). The Company requested the Arbitral Tribunal to award that TL 68,365 ($38,351 as at 31 December 2012) of the total amount requested in the Treasury Controller’s Report has either been paid or is the subject matter of other arbitration cases. The Company further requested the Tribunal to declare that the request for share payment of the remaining TL 4,163 ($2,335 as at 31 December 2012) is unfounded, together with a declaration that the Company should not be obliged to make share payment over certain balance sheet items as discussed in the Treasury Controller’s Report. Finally, the Company requested the Tribunal to award that it is not obliged to pay the requested penalty and declare that penalty cannot be accrued where the basis of the penalty request is disputed. On 18 March 2013, the Tribunal awarded that TL 68,365 ($38,351 as at 31 December 2012) is the subject matter of other arbitration proceedings, the Company is not obliged to pay TL 1,351 ($758 as at 31 December 2012) of the remaining amount requested by the Treasury (the Company’s relief sought for share payment of TL 2,812 ($1,577 as at 31 December 2012) requested over SIM card and equipment sales abroad was rejected), declared that the Company is not obliged to pay penalty in amount of TL 205,594 ($ 115,334 as at 31 December 2012); but dismissed (without prejudice) the requests for declaration that the Company should not be obliged to make share payment over certain balance sheet items as discussed in the Treasury Controller’s Report, and that penalty cannot be accrued where the basis of the penalty request is disputed.

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006—2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $898 as at 31 December 2012) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Undersecretariat of Treasury and Turkish Ministry of Transport, Maritime Affairs, and Communications due to making benefit from aforementioned amount.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

ICC decided partially in favor of the Company in March 2012 and ordered that deductions committed by the Company between the years 2006—2010 from the Treasury Share are rightful, and ICTA should refund TL 1,371 (equivalent to $769 as at 31 December 2012) paid by the Company in this respect as Treasury Share and ICTA fee and reject the Company’s claim to refund TL 273 (equivalent to $153 as at 31 December 2012) paid as ICTA fee between 2006—2008. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed a lawsuit for cancellation of the Final Award. The lawsuit initiated by ICTA has been consolidated by the court with the lawsuit initiated by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications. The court rejected both lawsuits.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements prepared as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $38,259 as at 31 December 2012). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment notification and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled decision of the Ministry of Industry and Trade on 8 June 2010. Ministry of Industry and Trade appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Correction of the decision process is still pending.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $38,259 as at 31 December 2012) with respect to the decision of Ministry of Industry and Trade. The Court decided to accept the case. Tax Administration appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Correction of the decision process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Penalty of ICTA on value added services

On 1 March 2010, ICTA decided to initiate an investigation against the Company upon administrative fine of 31,822 TL (equivalent to $17,851 as at 31 December 2012) is revoked by the Ministry of Industry and Trade

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

on the ground that the Company did not refund the subscribers who are unsubscribed in the period and did not demand content and this is contrary to the article 11/A of the law numbered 4077. The investigation report has been sent to the Company and the Company has submitted its written defense to ICTA.

On 13 January 2011, ICTA decided to apply administrative fine of TL 748 (equivalent to $420 as at 31 December 2012). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 561 (equivalent to $315 as at 31 December 2012) was made on 17 February 2011.

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

Despite the distributor is factually a debtor under the agreement, the distributor filed a lawsuit against Astelit on recovery of HRV 106,443 (equivalent to $13,317 as at 31 December 2012), which is allegedly the sum of advance payment for undelivered goods. In the course of court proceedings, Astelit made a counterclaim on recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,415 as at 31 December 2012).

As a result of consideration of two claims, the Court of First Instance in Kiev dismissed the claim of the distributor and sustained the counterclaim of Astelit. Subsequently, The Appeal Court of Kyiv repealed the decision of the Court of First Instance and dismissed the claim of Astelit and sustained the claim of the distributor on recovery of HRV 106,443 (equivalent to $13,317 as at 31 December 2012). The resolution of the High Commercial Court of Ukraine dated 20 October 2009 remained unaltered the appellate court’s ruling. Thereafter, Astelit management has filed a lawsuit against this conclusion in the Supreme Court of Ukraine, which is the supreme and final degree of jurisdiction against the resolution of the High Commercial Court of Ukraine.

In December 2009 the Supreme Court of Ukraine has revoked the previous court decisions and forwarded the court file to the Court of First Instance in Kiev to other judges for new legal proceedings. New legal proceedings started in February 2010. It was decided by the Court to conduct judicial expertise by specially authorized Kiev research institute of judicial expertise in order to define real indebtedness. After the expertise, the Court of First Instance in Kiev made the decision in favor of Astelit. The Court decision was appealed to Appeal Court of Kyiv by the distributor. Appeal proceeding was appointed on 1 November 2011. Appeal Court of Kyiv upheld the above judgment on 24 November 2011. Thus the decision became effective.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

One of the banks in Ukraine (as a third party in the case) filed a cassation to the High Commercial Court of Ukraine. Having filed the cassation, the bank used its right to prevent any possible negative consequences to it, as former Guarantor and Creditor to the distributor of Astelit. On 26 March 2012, the High Commercial Court of Ukraine affirmed the previous court decisions. According to Ukrainian legislation, the distributor or the bank had a right to appeal a court decision to the Supreme Court of Ukraine within three months from the date of judgement of the High Commercial Court of Ukraine, but did not use the right.

Management believes that such conclusion of the courts has proper legal basis. Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute of Astelit related to withholding tax on interest expense

Ukrainian Tax Administration sent a tax notice to Astelit stating that withholding tax rate on interest expense for the loan agreement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation between Ukraine and the Netherlands, Astelit paid withholding tax at 2%. Astelit filed a suit to cancel tax notice, which imposed Astelit to pay additional HRV 11,651 (equivalent to $1,458 as at 31 December 2012). On 10 March 2011, the Appeal Court of Kyiv has upheld the decision of the Administrative Court of First Instance which decided in favor of Astelit on 30 November 2010. Ukrainian Tax Administration appealed the case. The High Administrative Court of Ukraine postponed the date of court; the date of next court sitting is not appointed yet.

Based on the management opinion, provision amounting to $3,389 is set for the risks belonging to years 2009, 2010, 2011 and 2012 in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: $2,702).

Dispute on VAT and SCT on roaming services

On 21 October 2009, based on the Tax Investigation Reports dated 2 October 2009, Presidency of Large Taxpayers Office, Audit Group Management notified the Company that VAT and SCT should be calculated on charges paid to international GSM operators for the calls initiated by the Company’s subscribers abroad and collect from the subscribers and requested TL 255,298 (equivalent to $143,217 as at 31 December 2012) for the period from April 2005 to July 2009, and for an interest to be calculated until the payment date. The Company filed a lawsuit for the cancellation of the aforementioned request. Based on the settlement between the Company and Ministry of Finance, the Company has withdrawn from the lawsuits.

As a result of the settlement made with Ministry of Finance Settlement Commission on 1 June 2010, penalty fee has been settled at TL 20,163 (equivalent to $11,311 as at 31 December 2012) and late payment interest expense was settled at TL 15,998 (equivalent to $8,975 as at 31 December 2012) and related payment was made on 27 July 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS campaign

The Company and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $681 as at 31 December 2012) and tax penalty of TL 1,822 (equivalent to $1,022 as at 31 December 2012) and VAT amounting to TL 874 (equivalent to $490 as at 31 December 2012) and tax penalty of TL 1,315 (equivalent to $738 as at 31 December 2012). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. The appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Lawsuit initiated by Mep Iletisim ve Dis Ticaret AS

On 31 December 2008, Mep Iletisim ve Dis Ticaret AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $35,903 as at 31 December 2012) due to the applications of the Company and requested TL 1,000 (equivalent to $561 as at 31 December 2012) and remaining amount to be reserved. An expert report from committee of experts appointed by the Court has been submitted to the Court. The Court decided to obtain a supplementary report from the same committee. In the supplementary expert report submitted to the file by the committee, the damages amounting to TL 64,000 (equivalent to $35,903 as at 31 December 2012) claimed by Mep Iletisim ve Dis Ticaret A.S. was calculated as TL 16,700 (equivalent to $9,368 as at 31 December 2012). Mep Iletisim ve Dis Ticaret AS increased its claim and demanded TL 16,700 (equivalent to $9,368 as at 31 December 2012) from the Company. The Court decided to obtain an expert report for the second lawsuit consolidated to this file. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain and a reliable estimate of the amount of the obligation, if any, cannot be made; thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

initiated a lawsuit for stay of execution and the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The Company objected to this decision. The Court rejected the objection request of the Company. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $8,785 as at 31 December 2012) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $450 as at 31 December 2012) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $337 as at 31 December 2012) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the stay of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

On 8 March 2010, ICTA informed the Company that an investigation took place on another tariff plan. As a result of the investigation, ICTA decided to apply administrative penalty amounted TL 26,483 (equivalent to $14,856 as at 31 December 2012) to the Company on 22 September 2010. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 19,862 (equivalent to $11,142 as at 31 December 2012) is paid as a fine on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the stay of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The lawsuit is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 13,432 (equivalent to $7,535 as at 31 December 2012) for the year 2010 and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2010. Reimbursement to subscribers was made in February 2011 amounting to TL 7,137 (equivalent to $4,004 as at 31 December 2012). As a result of the aforementioned Court decision for the stay of execution dated 17 February 2011, the Company decided not to reimburse remaining TL 6,295 (equivalent to $3,531 as at 31 December 2012).

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $225 as at 31 December 2012) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service is not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $169 as at 31 December 2012) as fine on 7 September 2010.

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

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute with the Competition Board regarding the business practices with distributors

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

On 9 June 2011 Competition Board clarified its decision that the Company violates competition rules in GSM market and fined the Company amounting to TL 91,942 (equivalent to $51,577 as at 31 December 2012). On 8 December 2011, the Company filed a lawsuit for annulment of the decision. The Company has requested a stay of execution for the Competition Board decision. The Council of State accepted the request of the Company for stay of execution for the part of the Competition Board decision fining the Company amounting to TL 91,942 (equivalent to $51,577 as at 31 December 2012) but rejected the request for the parts of the decision determining that the Company abused its dominant position with its practices subject to the Competition Board decision and have to end the violation. The Competition Board objected to the decision. The Company objected to the decision for the rejected part. The lawsuit is still pending. On 9 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for cancellation

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

of the payment order on 13 March 2012. The Court accepted the Company’s stay of execution request until the Tax Office’s legal argument is submitted to the Court. Upon submission of the Tax Office’s legal argument to the Court, the Court rejected the request of the Company for stay of execution. The Company objected to the Court’s decision. The objection was dismissed. The Company requested a stay of execution for the second time but the Court rejected the request. The Company objected to the Court’s decision, but the objection was dismissed. The Company’s deposit amounting to TL 91,942 (equivalent to $51,577 as at 31 December 2012) is blocked by the Tax Office with respect to the payment order.

Pamuk Elektronik, a former dealer of the Company whose contract have been terminated, initiated a lawsuit against the Company on 19 December 2011 claiming TL 2,100 (equivalent to $1,178 as at 31 December 2012) by reserving its rights for surpluses on the ground that the Company caused that damage by unjust termination of the contract and actions which are stated in the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $51,577 as at 31 December 2012) administrative fine to the Company. The Company replied in due time. On 19 April 2012, the court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. Pamuk Elektronik appealed the case. The Company submitted its answer to the appeal. Appeal process is still pending.

Dogan Dagitim AS filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 (equivalent to $61,979 as at 31 December 2012) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $51,577 as at 31 December 2012) administrative fine to the Company. The Company submitted its reply statement within the terms provided by the law. The lawsuit is pending.

Mep Iletisim ve Dis Ticaret AS which is in liquidation filed a lawsuit against the Company on 30 July 2012 claiming TL 1,200 (equivalent to $673 as at 31 December 2012) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $51,577 as at 31 December 2012) administrative fine to the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Mep Iletisim ve Dis Ticaret AS on 31 December 2008.

Mobiltel Iletisim Hizmetleri Sanayi ve Ticaret AS (“Mobiltel”) filed a lawsuit against the Company on 17 August 2012 claiming TL 500 (equivalent to $280 as at 31 December 2012) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

to $51,577 as at 31 December 2012) administrative fine to the Company and that Mobiltel, which is the distributor of Avea, was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The lawsuit is pending.

Avea filed a lawsuit against the Company on 31 October 2012 claiming TL 1,000 (equivalent to $561 as at 31 December 2012) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $51,577 as at 31 December 2012) administrative fine to the Company. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligations are less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

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

On 13 January 2011, ICTA decided to impose administrative fine to the Company amounting to TL 8,016 (equivalent to $4,497 as at 31 December 2012) for making some subscribers suffer and TL 2,004 (equivalent to $1,124 as at 31 December 2012) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $4,216 as at 31 December 2012) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The Courts dismissed both cases. The Company appealed both cases. The State of Council rejected the injunction requests of the First Instance Courts’ decisions.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

ICTA were submitted to the ICTA. In January 2011, investigation report was sent to the Company. The Company submitted its written defense within the due date. ICTA, with its decision which was delivered to the Company on 6 June 2011, decided to impose an administrative fine to the Company amounting to TL 11,225 (equivalent to $6,297 as at 31 December 2012). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,418 (equivalent to $4,722 as at 31 December 2012) was paid on 5 July 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the case. The Company appealed the decision.

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

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $57,584 as at 31 December 2012) and interest amounting to TL 68,276 (equivalent to $38,301 as at 31 December 2012) till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The correction of the decision process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Dispute on ICTA fee payment based on the amended license agreement

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $2,250 as at 31 December 2012) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. The Council of State reversed the decision with the reason that the case shall be settled by arbitration. ICTA applied for the correction of the decision. The Company received the related principal amount of TL 4,011 (equivalent to $2,250 as at 31 December 2012) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. Upon the reversal decision of the Council of State, ICTA re-claimed the aforementioned amount which returned to the Company in accordance with the first instance court decision. The Company paid back the aforementioned amount with its accrued interest on 24 January 2013.

On the other hand, as the interest was not paid with the payment that ICTA made on 8 February 2010, the Company initiated a lawsuit on 17 March 2010, for the accrued interest amounting to TL 3,942 (equivalent to $2,211 as at 31 December 2012) for the time being devoid of the amount which was paid to the ICTA. The Court decided in favor of the Company for the part of TL 1,392 (equivalent to $781 as at 31 December 2012) of the compensation request. ICTA appealed the decision. The Company also appealed the decision’s rejected part. The appeal process is still pending. The Company received the aforementioned amount on 18 May 2011 and recorded as income in the consolidated financial statements as at and for the year ended 31 December 2011. Upon the re-pay request of the ICTA, the Company paid back the aforementioned amount on 24 January 2013.

The Company has accrued a provision for the principal amount and the accrued interest amounting to TL 9,721 (equivalent to $5,453 as at 31 December 2012) in the consolidated financial statements as at and for the year ended 31 December 2012 (31 December 2011: None).

Penalty issued to Turkcell Superonline regarding trenching activities

On 13 January 2011 and 28 October 2011 Ankara Municipality issued penalties of TL 8,863 (equivalent to $4,972 as at 31 December 2012) and TL 235 (equivalent to $132 as at 31 December 2012) to Turkcell Superonline related to trenching activities.

Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalties. Request of Turkcell Superonline regarding stay of execution was rejected. Turkcell Superonline objected the decision. The objections related to penalty issued on 13 January 2011 amounting to TL 8,863 (equivalent to $4,972 as at 31 December 2012) were also rejected by Regional Administrative Court. In addition, Turkcell

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Superonline filed a lawsuit against Ankara Municipality in order to cancel penalty which was issued on 28 October 2011 amounting to TL 235 (equivalent to $132 as at 31 December 2012); request of Turkcell Superonline regarding execution of suspension was rejected.

The case that is filed before the Ankara Administrative Courts for the annulment of penalties has been concluded. According to the decision which has been notified to Turkcell Superonline on 31 July 2012, penalties amounting to TL 9,098 (equivalent to $5,104 as at 31 December 2012) have been cancelled by the court. Ankara Metropol Municipality appealed the decision.

Order of payment notified to Turkcell Superonline according to universal service fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 (equivalent to $669 as at 31 December 2012) for insufficient payments made by Superonline Uluslararasi for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders. Based on the management decision, TL 1,203 (equivalent to $675 as at 31 December 2012) was paid on 7 December 2011 with its accrued interest. On 21 December 2011, based on the scope of Share Purchase Agreement, Turkcell Superonline sent a notice in order to receive payment from Demir Toprak Ith.Ihr. ve Tic. AS, Sinai ve Mali Yatirimlar Holding AS and Endustri Holding AS. No payment has been received as of 31 December 2012. Said payment shall be reimbursed in case of execution of suspension or the Court’s decision in favor of Turkcell Superonline.

On 28 November 2012, two of the said order of payment, each amounting to TL 330 (equivalent to $185 as at 31 December 2012) and TL450 (equivalent to $252 as at 31 December 2012), have been cancelled in favour of Turkcell Superonline which were notified on 23 January 2013 and 28 January 2013, respectively.

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $3,635 as at 31 December 2012) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

of Avea, and partially accepted the Company’s demand. On 13 December 2011, the Local Court decided to accept the lawsuit again. The Company appealed the decision. Appeal process is still pending.

The Company has paid the principal of TL 6,480 (equivalent to $3,635 as at 31 December 2012), late payment interest of TL 5,103 (equivalent to $2,863 as at 31 December 2012) and related fees of TL 524 (equivalent to $294 as at 31 December 2012) on 30 March 2009.

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

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $5,001 as at 31 December 2012). The arbitration processes are still pending. The arbitral tribunal decided to extend arbitration process until 8 October 2013.

A bad debt reserve for the receivable amount of 6,418 TL (equivalent to $3,600 as at 31 December 2012) for T-Medya has been recognized in the financial statements of the Company as at and for the period ended 31 December 2012 in accordance with the bad debt policy of the Company.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

ICTA notified the Company on 26 January 2012, to impose an administrative fine amounting to TL 6,847 (equivalent to $3,841 as at 31 December 2012). Since the administrative fine was paid on 24 February 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

Investigation initiated by ICTA regarding number portability

On 26 January 2011, ICTA launched an investigation regarding “rejection of number portability requests” and “compatibility of reasons to those rejections with Number Portability Regulation”. On 23 May 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within due the date.

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 981 (equivalent to $550 as at 31 December 2012) for acting incompatibility to the “rejection of number portability requests” and TL 2,004 (equivalent to $1,124 as at 31 December 2012) for giving false information the Authority. Since the administrative fine was paid on 25 January 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

On 9 March 2011, ICTA opened an investigation upon a complaint of a consumer regarding the Company’s miss charging of data tariffs. On 6 June 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645 (equivalent to $923 as at 31 December 2012). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 1,234 (equivalent to $692 as at 31 December 2012) was made on 1 November 2011. The Company filed a lawsuit on 2 December 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution request has been rejected. The Company objected to the decision. The Regional Ankara Administrative Court rejected the objection. The Court rejected the case. The Company appealed the decision.

Investigation initiated by ICTA regarding the Company’s compatibility to ICTA’s regulations and decisions

On 17 February 2011, ICTA launched an investigation on compatibility of the Company to the regulation: “Terms and Conditions on Updating Subscribers Records and Subscription Processes of End Users”, and ICTA’s decision on limitation of number of subscriptions, dated 27 October 2009. On 23 March 2011, ICTA carried out an inspection in the Company. On 26 September 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date. According to the decision taken by ICTA on 21 March 2012, the Company was fined a total amount of TL 8,173 (equivalent to

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

$4,585 as at 31 December 2012) for not complying with aforementioned and relevant regulations. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 6,129 (equivalent to $3,438 as at 31 December 2012) was paid on 5 June 2012.

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

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,442 (equivalent to $6,419 as at 31 December 2012). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 (equivalent to $4,814 as at 31 December 2012) is paid in total on 15 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the request of the Company for stay of execution. The Company objected to the decision. The objection was dismissed. The court rejected the lawsuit. The Company appealed the decision.

On the other hand, ICTA, with its decision which was notified to the Company on 1 February 2013, imposed another administrative fine amounting to TL 1,000 (equivalent to $561 as at 31 December 2012) about the Company’s practices regarding the “subscription cancellation procedure”. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 750 (equivalent to $421 as at 31 December 2012) is paid in total on 15 March 2013. On 1 April 2013, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The lawsuit is pending.

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

On 26 June 2012, ICTA decided to impose administrative fine to the Company amounting to TL 1,809 (equivalent to $1,015 as at 31 December 2012) with the reasons that the Company has not given priority to the failures and has not given the requested information for the investigation in due time.

Since the administrative fine was paid within 1 month beginning from the notification of the decision of ICTA, 25% discount was applied and TL 1,357 (equivalent to $761 as at 31 December 2012) was paid on 3 October 2012. The Company filed two lawsuits on 5 November 2012 for the stay of execution and

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

cancellation of the decision. The Court rejected the Company’s stay of execution demand on the file opened for the cancellation of the administrative fine which was imposed to the Company with the reason that the Company has not given priority to fix the failures. The Company objected to the decision, but objection was rejected. In the other lawsuit, initiated for the cancellation of the administrative fine which was imposed to the Company for not giving the requested information for the investigation in due time, the Court rejected the Company’s stay of execution request. The Company objected to the decision.

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

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 106 (equivalent to $59 as at 31 December 2012) for violating ICTA’s decision prohibiting GSM operators not to make comparative 3G advertisement. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 80 (equivalent to $45 as at 31 December 2012) was paid on 20 December 2011.

Investigation of ICTA regarding “Atlas of Places Only Turkcell Covers” distributed with Tempo magazine

On 2 November 2011, ICTA decided to initiate an investigation regarding “Atlas of Places Only Turkcell Covers” which locations marked on the map of Turkey with “only” Turkcell coverage. ICTA decided to evaluate the advertisement whether the public and consumers are being misinformed or not.

On 21 March 2012, Investigation Report was submitted to the Company. The Company submitted its defense statement to ICTA within the due date. ICTA, with its decision which was notified to the Company on 6 August 2012, decided to impose an administrative fine amounting to TL 1,635 (equivalent to $917 as at 30 September 2012). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 1,226 (equivalent to $688 as at 31 December 2012) was paid on 4 September 2012. The Company filed a lawsuit on 2 October 2012 for stay of execution and for the annulment of the decision. The court rejected the stay of execution request. The company objected the decision. The objection was rejected.

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Turk Telekom to collect TL 1,777 (equivalent to $997 as at 31 December 2012) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007—February 2008 by pricing the calls started from the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff.

The Court decided in favor of the Company on 23 March 2011. Turk Telekom appealed the decision and the Company replied the appeal request. The Court of Cassation approved the decision of the First Instance Court. Turk Telekom applied for the correction of the decision. The Company replied this request. The Court of Cassation rejected the correction of the decision request and the decision is finalized.

The Company filed an enforcement proceeding on 12 May 2011 against Turk Telekom to collect TL 11,511 (equivalent to $6,457 as at 31 December 2012) including principal amounting to TL 8,024 (equivalent of $4,501 as at 31 December 2012), overdue interest amounting to TL 2,343 (equivalent of $1,314 as at 31 December 2012) and late payment fee amounting to TL 1,144 (equivalent to $642 as at 31 December 2012) which has been collected by Turk Telekom within the period of March 2008—March 2010 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. Turk Telekom objected the enforcement proceeding and the enforcement proceeding has been held. The Company filed a lawsuit for cancellation of objection on 13 September 2011 against Turk Telekom. The case is still pending.

Turk Telekom, filed thirteen enforcement proceedings to collect the total amount of TL 31,682 (equivalent to $17,773 as at 31 December 2012) composed of principle, overdue interest and delay fee which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” and videocall, data reconciliation and 118-32 service invoice costs for periods of April 2010-November 2011. The Company objected the enforcement proceedings. Turk Telekom filed eight nullity of objection lawsuits for the eight enforcement proceedings claiming the total amount of TL 21,359 (equivalent to $11,982 as at 31 December 2012) composed of principle, overdue interest and delay fee with enforcement proceeding denial compensation which is 40% of the receivable balance. Upon examination of three of the lawsuits, the First Instance Court decided to consolidate the lawsuits under the first lawsuit initiated by Turk Telekom. The court decided to obtain expert reports in two lawsuits. The expert reports are in favour of the Company. The court decided to obtain supplementary expert reports. The supplementary expert reports are also in favour of the Company. On the other hand, in the first lawsuit initiated by Turk Telekom, the court decided to obtain an expert report. The lawsuits are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

On 7 December 2011, Turk Telekom initiated a lawsuit on the ground that the Company did not direct the calls in form of “444 XX XX” to Turk Telekom and terminated at its own network and requested TL 1,000 (equivalent to $561 as at 31 December 2012) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. The lawsuit is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Dispute with Turk Telekom with respect to Volume-Based Discount Agreement

The Company and Turk Telekom have signed the “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. However, Turk Telekom did not apply the discount for the period between January-April 2011. The Company filed a lawsuit on 23 February 2012 to collect TL 4,530 (equivalent to $2,541 as at 31 December 2012) including principal, overdue interest and delay fee which has been overly collected by Turk Telekom within the period of January-April 2011 in contravention of the rules of “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. At the hearing dated 18 December 2012 the court decided in favor of the Company for the part of TL 640 (equivalent to $359 as at 31 December 2012) and rejected the remaining part. The Company will appeal the decision’s rejected part.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

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

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Dispute with ICTA regarding annual radio utilization fees

The Company filed a lawsuit before ICC in April 2012, claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on annual utilization fees deducted from the prepaid subscribers and return of overpaid TL 5,852 (equivalent to $3,283 as at 31 December 2012) treasury share for the period between August 2011 and February 2012. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2012 (31 December 2011: None).

Investigation of ICTA regarding campaign notifications

On 2 July 2012, ICTA decided to initiate an investigation regarding some of the tariffs and campaigns of the Company applied in 2011. ICTA decided to evaluate whether these tariffs and campaigns were consistent with tariff notification procedures and regulations or not. Investigation period has been determined as 4 months. On 30 October 2012, Investigation Report was submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

Investigation of the Competition Board regarding vehicle tracking services

The decision of the Competition Board based on a preliminary investigation dated 2 April 2008, on which there are no findings of an infringement of competition rules, regarding exclusive vehicle tracking services of the Company, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the issue. The preliminary investigation report has been sent to the Company on 31 July 2012 and the investigation took place as on-site examinations and inspections. The Company has submitted its first written defence to the Competition Board within due date.

Administrative fine imposed by the ICTA regarding base stations

Istanbul Regional Directorate of ICTA, has decided to impose an administrative fine to the Company in the amount of TL 2,057 (equivalent to $1,154 as at 31 December 2012), on the ground that the measurement reports of 484 base stations was not submitted to the ICTA by the Company in the 30-day period pursuant to the regulations, after commissioning of systems are activated. The Company filed a lawsuit on 25 April 2008 for stay of execution and for the annulment of the decision. The court rejected the lawsuit. The Company appealed the decision. The Council of State reversed the first instance court’s decision on the ground that Istanbul Regional Directorate of ICTA has not been authorized to impose aforementioned administrative fine. The Court of First Instance decided to accept the lawsuit in accordance with the reversal decision of The Council of State. Then the ICTA gave the same decision with the Regional Directorate gave before and imposed an administrative fine to the Company in the amount of TL 2,057 again (equivalent to $1,154 as at 31 December 2012) pursuant to the regulations in force in the relevant time by its decision which was notified to the Company on 5 December 2012. The Company filed a lawsuit for stay of execution and for the annulment of the decision.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,542 (equivalent to $865 as at 31 December 2012) was paid on 3 January

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

2013. Thus the Company has accrued a provision amounting to TL 1,542 (equivalent to $865 as at 31 December 2012) in the consolidated financial statements as at and for the year ended 31 December 2012 (31 December 2011: None).

Inspection Regarding ICTA decision on automatically renewed periodic services

The Company has been inspected in order to determine whether it operates in accordance to former decisions of ICTA Board on automatically renewed periodic services. The report regarding the inspection has been sent to the Company on 30 October 2012. The Company has submitted its written and oral defence within due dates. After defence proceedings, ICTA decided that the Company didn’t send the mandatory messages to the subscribers in most of the automatically renewed periodic services and imposed a fine amounting TL 1,666 (equivalent to $935 as at 31 December 2012). Thus the Company has accrued a provision amounting to TL 1,234 (equivalent to $692 as at 31 December 2012) in the consolidated financial statements as at and for the year ended 31 December 2012 (31 December 2011: None).

Tax penalty as a result of tax investigation regarding deduction of Investment Incentive in Corporate Tax Base Calculation of the year 2007

Investment incentive amount taken into consideration for 2007 fiscal years’ corporate tax calculations were investigated by Fiscal authority. It is mandatory that aforementioned exclusions driven from investment expenditures which reduce corporate tax base shall be in economic and technical integrity with investments which began before the date of 31 December 2005. As a result of the tax investigation, it was assessed that the investment expenditures which are not included in Investment Incentive Certificate numbered 4559 were a part of our general network investments; therefore it was claimed that these mentioned expenditures should be considered as unrelated with the investment projects in progress as of 31 December 2005. As a result, it was claimed that those certain amounts of investment expenditures should not be taken into account in order to reduce corporate tax base. Tax investigation report, notices for tax assessment amounting TL 14,548 (equivalent to $8,161 as at 31 December 2012) and related penalty amounting TL 21,822 (equivalent to $12,242 as at 31 December 2012) were notified to the Company on 27 December 2012. Tax settlement application was done on 16 January 2013; the settlement date is expected to be determined by Fiscal Authority. Based on the management opinion, the Company has accrued a provision amounting to TL 29,874 (equivalent to $16,759 as at 31 December 2012) in the consolidated financial statements as at and for the year ended 31 December 2012.

Dispute on termination of agreements with A-Tel

The Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between Turkcell and A-Tel, a company dealing with distribution and sale of the prepaid lines and owned

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

equally by Turkcell and SDIF, have been terminated by Turkcell effective from 1 August 2012. After this termination, SDIF filed a lawsuit and reserving its rights for surpluses, requested TL 131,880 (equivalent to $73,982 as at 31 December 2012) compensation and interest to be calculated from 1 August 2012, for its alleged loss occurred from termination of the agreements.

Additionally, SDIF requested provisional seizure to prevent transfer of Turkcell shares in A-Tel to third parties. The court after holding first examination, rejected provisional request of SDIF. The case is pending.

34.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 December 2012 and 2011, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $14,964, $14,353 and $11,395 for the years ended 31 December 2012, 2011 and 2010, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Other related party transactions:

Due from related parties—long term	2012	2011
T-Medya	—	43

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Receivable from T-Medya consists of receivables based on rent agreements, accrued interests for outstanding balance and unpaid building expenses. Long term due from related parties is shown net of allowance for doubtful debts amounting to $4,078 as at 31 December 2012 (31 December 2011: $4,432).

Due from related parties—short term	2012	2011
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”) (*)	2,294	12,225
Kyivstar GSM JSC (“Kyivstar”)	678	910
GSM Kazakhstan Ltd (“Kazakcell”)	480	99
Vimpelcom OJSC (“Vimpelcom”)	316	495
Megafon OJSC (“Megafon”)	194	1,728
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	59	1,246
A-Tel	—	19,246
Other	3,393	7,266

	7,414	43,215

Due from related parties short term is shown net of allowance for doubtful debts amounting to $30 as at 31 December 2012 (31 December 2011: $63).

(*)	The registered name of Digital Platform Teknoloji Hizmetleri AS was changed as Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”) in February 2012.

Due to related parties—short term	2012	2011
A-Tel	38,567	—
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	10,969	482
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	4,362	4,908
Megafon	—	480
Other	1,716	8,712

	55,614	14,582

Due from Krea, an investment of Cukurova Group, mainly resulted from receivables from call center revenues as of 31 December 2012.

Due from Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services rendered to this company.

Due from Kazakcell, whose shares are owned by one of the subsidiaries of the Company, mainly resulted from interconnection services and software development sales.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

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

Due to A-Tel, a 50-50 joint venture of the Company and SDIF, is resulted from accrual for provision.

Due to KVK Teknoloji, a company whose majority shares are owned by Cukurova Group resulted from the payables for sales commissions and terminal purchases.

Due to Hobim, a company whose majority shares are owned by Cukurova Group resulted from the scratch card, invoice printing services and subscription documents services rendered by this company.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 30.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

Revenues from related parties	2012	2011	2010
Sales to KVK Teknoloji
Simcard and prepaid card sales	395,859	463,485	507,963
Sales to Kyivstar (*)
Telecommunications services	47,316	46,412	44,734
Sales to Krea
Call center revenues and interest charges	11,440	25,073	22,223
Sales to Vimpelcom
Telecommunications services	11,292	6,102	667
Sales to A-Tel
Simcard and prepaid card sales	5,660	17,695	30,838
Sales to Teliasonera International
Telecommunications services	6,180	2,271	4,793
Sales to Megafon
Telecommunication services	5,454	3,264	664
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	4,992	2,949	2,979
Finance income from SCM
Interest income	—	2,564	14,863

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Related party expenses	2012	2011	2010
Charges from Kyivstar (*)
Telecommunications services	40,511	35,710	38,250
Charges from A-Tel (**)
Dealer activation fees and others	32,561	28,501	31,618
Charges from Hobim
Invoicing and archiving services	22,630	23,581	19,446
Charges from KVK Teknoloji
Dealer activation fees and others	20,078	19,688	27,706
Charges from Krea
Digital television broadcasting services	9,130	7,421	4,449
Charges from Teliasonera International
Telecommunications services	6,947	6,182	9,162
Charges from Vimpelcom
Telecommunications services	5,986	3,385	278
Charges from Megafon
Telecommunications services	4,811	2,672	1,151
Charges from Millenicom
Telecommunications services	4,261	2,325	3,194
Charges from ADD
Advertisement and sponsorship services	—	70	65,957

(*)	Kyivstar and Ukrainian Radiosystems merged in 2012, therefore the transactions with these entities are presented together for the years ended 31 December 2012 and 2011.
(**)	Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel in accordance with the service provider and distribution agreement for the years ended 31 December 2012, 2011 and 2010 amounting to $13,262, $28,501 and $31,618, respectively and provision amounting to $19,299 for the year ended 31 December 2012.

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

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation. The selling prices for simcard and scratch card sales to KVK Teknoloji do not differ from the selling prices to other distributors.

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the year ended 31 December 2012 is TL 476,343 (equivalent to $267,218 as at 31 December 2012) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period (31 December 2011: TL 350,554 (equivalent to $185,586 as at 31 December 2011).

KVK also provides technical services for the above mentioned handsets provided to subscribers through annual contract.

Agreements with Kyivstar:

Alfa Group, one of the shareholders of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with Krea:

Krea, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s shareholders, Cukurova Group. Krea acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005.

On 1 December 2011, “Maraton Sponsorship Agreement” was signed between Krea and the Company regarding to the Company’s advertisement rights on the television programme “Maraton” which is broadcasted on Digiturk Channel “LIG TV” (valid between 1 September 2011 – 20 May 2012).

The Company and Krea signed an agreement regarding to providing live content or clips by Krea related to Spor Toto Super League and other subjects to the Company to be delivered to mobile telephones and tablet pcs having SIM Card compatibility which is valid starting from 15 August 2012 to the last official league match.

The Company also has an agreement for call center services provided by the Company’s subsidiary Turkcell Global Bilgi.

On 1 March 2012, “Restructuring Framework Agreement Related to 2011 Outstanding Debt” was signed between Krea and Turkcell Global Bilgi. Within the framework of the agreement, Krea should pay its

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

liabilities and interest to Turkcell Global Bilgi until 30 August 2012 partially in cash and partially netted off from payables of the Company to Krea. On 21 May 2012, additional “Restructuring Framework Agreement related to January 2012 and February 2012 services” was signed between Krea and Turkcell Global Bilgi. Within the framework of the agreements, Krea paid its related liabilities in two equal parts on 30 August 2012 and 30 September 2012 and has no outstanding liabilities as at 31 December 2012 related with the mentioned agreements.

Agreements with Vimpelcom:

Vimpelcom, a subsidiary of Alfa Group, is rendering and receiving call termination and international traffic carriage services.

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

Service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012. For detailed information see Notes 15 and 33.

Agreements with Teliasonera International:

Teliasonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving call termination and international traffic carriage services.

Agreements with Megafon:

Megafon, a subsidiary of Sonera Holding, is rendering and receiving call termination and international traffic carriage services.

Agreements with Millenicom:

European Telecommunications Holding AG, a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined through alternative proposals’ evaluation.

The amount of scratch card purchases from Hobim for the year ended 31 December 2012 is $327 (31 December 2011: $1,679).

Legal restrictions on related party transactions

Attachments levied by Murat Ticaret Kablo AS against Cukurova Holding AS

As per the notification of Istanbul 18th Directorate of Execution received on 7 February 2013, the Company has been informed about the seizure of rights, receivables and assets due to the debts of Cukurova Holding AS to Murat Ticaret Kablo AS. Within this context, the seizure with an amount of TL 6,683 (equivalent of $3,749 as at 31 December 2012) applied to Cukurova Holding AS’s registered assets, rights and receivables pertaining to the Company.

Conservatory attachments placed by SDIF against Cukurova Holding AS

As per the notification of the Besiktas Taxation Authority received on 13 May 2011, the Company has been informed that a decision of the provisional seizure has been taken due to the debts of Cukurova Holding A.S. to the taxation authority. Within this context, the provisional seizure in the amount of TL 1,249,926 (equivalent of $701,181 as at 31 December 2012) was applied to Cukurova Holding AS’s registered assets, rights and receivables pertaining to the Company (including attendance fee and dividend). With regards to the respective notification, provisional seizure had been recorded on the corresponding shares and receivables. However, on 12 April 2012, Besiktas Taxation Authority notified the Company that the seizure has been lifted. The Company lifted the provisional seizure accordingly.

As per the notification of the Large Taxpayers Office received on 16 May 2011, the Company had been informed that a provisional seizure in the amount of TL 450,000 (equivalent of $252,440 as at 31 December 2012) was applied to Cukurova Holding AS’s registered assets, rights and receivables pertaining to the Company (including attendance fee and dividend). With regards to the respective notification, provisional seizure had been recorded on the corresponding shares and receivables. On 6 April 2012, Large Taxpayers Office notified the Company that the debt repayment has been made. Therefore, the provisional seizure has been lifted in the aforementioned amount.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Attachments levied by Erol Aksoy and Avrupa and Amerika Holding AS against Cukurova Holding AS

As per the notification of Kadikoy 8th Directorate of Execution received on 30 April 2012, the Company has been informed about the provisional seizure decision taken due to the debts of Cukurova Holding AS and Mehmet Emin Karamehmet to Erol Aksoy and Avrupa and Amerika Holding AS. Within this context, the provisional seizure with an amount of TL 68,065 (equivalent of $38,183 as at 31 December 2012) is to be applied to Cukurova Holding AS’s registered assets, rights and receivables pertaining to the Company

Conservatory attachments placed by Sonera Holding BV against Cukurova Holding AS in Holland

Sonera Holding B.V. placed a conservatory attachment on all the goods, amounts and receivables due to Cukurova Holding AS by the Dutch subsidiaries of the Company, in specific on any intercompany receivables that Cukurova Holding AS may have against these companies or which may arise in the future resulting from an existing legal relation, in order to secure and obtain payment from Cukurova Holding AS of an amount of $1,030,400, which refers to the claim amount of Sonera Holding B.V. against Cukurova Holding AS pursuant to the arbitral award rendered by the ICC International Court of Arbitration. Since there is no such registered asset, rights and receivables; aforementioned provisional seizure is rejected.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

35.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2012 and 2011 are as follows:

Subsidiaries Name	Country of Incorporation	Business	Effective Ownership Interest
			31 December 2012 (%)	31 December 2011 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global Bilgi Pazarlama Danişma ve Cagri Servisi Hizmetleri AS	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline*	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatirim Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Satis ve Dagitim Hizmetleri AS**	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS***	Turkey	Radio and television broadcasting	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri Servisi AS	Turkey	Telecommunications	100	100
Beltur Coöperatief U.A.	Netherlands	Telecommunications investments	100	100
Surtur BV****	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
Global FLLC	Republic of Belarus	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications investments	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	100
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech LLC*****	Republic of Belarus	Research and Development	78	—
Fizy Iletisim AS	Turkey	Music and video broadcasting	70	70
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	28

*	Global Iletisim has been merged into Turkcell Superonline on 30 March 2012.
**	The registered name of the entity was changed from Turkcell Kurumsal Satis ve Dagitim Hizmetleri AS to Turkcell Satis ve Dagitim Hizmetleri AS in December 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2012

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

***	The registered name of the entity was changed from Sans Oyunlari Yatirim Holding AS to Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS in May 2012.
****	It has been decided during the Board of Directors meeting of the Company held on 31 October 2012 to liquidate Surtur BV. The liquidation is in progress as of the date of this report.
*****	Lifetech LLC was incorporated in Belarus on 23 July 2012 to render software development, support, consulting and data processing services and commenced its operations in November 2012.

36.	Subsequent events

1.	MV Holding, one of the founding shareholders of Turkcell, applied to the central registry agency to sell its TL 26,022 (equivalent to $14,598 as at 31 December 2012) nominally-worth Turkcell shares on the Istanbul Stock Exchange on 28 January 2013. The shares subject to sale are representing the 1.18% of the Company.

2.	The Company has submitted the lowest bid by TL 312,770 excluding VAT (equivalent to $175,457 as at 31 December 2012) at the tender held on 17 January 2013 by the Ministry of Transport, Maritime Affairs and Communications (“the Ministry) to provide mobile network coverage to Turkey’s 1,799 rural locations with population of less than 500 and its operation for 3 years. In these locations, mobile communication infrastructure does not exist currently. The investment and the operating expenses to be made will be compensated from the universal service fund of the Ministry within the context of the tender amount. The network infrastructure to be deployed would also be in use by other operators’ subscribers and this would be limited to those locations defined under tender conditions.

As a result of the tender the Company has been granted to be the universal service provider as at 13 February 2013 and agreement related to the tender was signed on 20 February 2013.

3.	Turkcell Superonline has signed a share purchase agreement in regards to the acquisition of all of the shares Deksarnet Telekomunikasyon A.S. (“Deksarnet”). The enterprise value is determined as $1,750 based on the studies undertaken by the Company. The transfer of shares should take place following the approvals received from related authorities. As per the share purchase agreement, the purchase price would be determined based on the balance sheet at the closing day and payment will be made in 12 equal installments. Deksarnet provides all types of telecommunication services and builds and operates related infrastructures.

4.	The CMB with its resolution dated 11 March 2013, announced the replacement of Mr. Bulent Ergin, Mr. Tero Kivisaari and Mr. Oleg Malis on the Company’s Board of Directors with three new members, Mr. Atilla Koc, Mr. Hilmi Guler and Mr. Ahmet Akca, who will serve as “independent board members” according to Art.17/2 of the Capital Market Law No: 6362, effective from 12 March 2013.