Form 20-F
period 2013-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2014-03-21
CIK 1071321

As filed with the Securities and Exchange Commission on March 20, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

Securities registered pursuant to Section 12(g) of the Act:

None

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

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

INTRODUCTION

This is the 2013 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey.  The terms “Company,” “we”, “us”, “our”, and similar ones refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires.

Our audited consolidated financial statements as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not total exactly.  In this annual report, references to “TL”, “TRY” and “Turkish Lira” are to the Turkish Lira, and references to “$”, “U.S. Dollars”, “USD”, “U.S. $” and “cents” are to U.S. Dollars and, except as otherwise noted, all interest rates are on a per annum basis.  In this annual report, references to “Turkey” or the “Republic” are to the Republic of Turkey.  “Counters” are the units we used with our subscribers until April 2010 to measure airtime.  As of April 2010, we measure our airtime in TRY rather than counters.

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

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this annual report, including, without limitation, in conjunction with the forward-looking statements listed below, and include, among others, the following:

•                                          competition in our main market;

•                                          increased competition and/or the entrance of new direct and indirect competitors in the market due to new applications and regulatory changes in Turkey with respect to certain technologies;

•                                          failure to successfully integrate and manage the opportunities we pursue, particularly related to our current mobile communications business and 3G business, new business models, new technologies and international activities;

•                                          regulatory decisions and changes in the regulatory environment, in particular the ICTA’s decisions in 2013 and 2014;

•                                          failure to abide by the requirements of our licenses or applicable regulations;

•                                          economic and political developments in Turkey and internationally;

•                                          exposure to certain risks through our interests in associated companies, especially due to recent political instability in Ukraine;

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

•                                          zoning limitations related to our Base Transceiver Stations (“BTS”) and potential increase in coverage requirements;

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

•                                          our dependence on certain systems and suppliers for IT services and our exposure to potential natural disasters, regular or severe IT and network failures, human error, security breaches and other cybersecurity incidents and IT migration risk;

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

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                                                KEY INFORMATION

3.A                             Selected Financial Data

Our audited consolidated financial statements as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

The following information should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects”, our audited consolidated financial statements as of December 31, 2013 and 2012 and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2013, 2012 and 2011, and the related notes appearing elsewhere in this annual report.

The following table presents our selected consolidated statements of operations, statement of financial position and cash flows data as of and for each of the years in the five-year period ended December 31, 2013, presented in accordance with IFRS as issued by the IASB which have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009.

	2013	2012	2011	2010	2009
	(Million $, except share data and certain other data)
Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB

Consolidated Statement of Operations Data
Revenues
Communication fees	5,369.0	5,374.0	5,225.4	5,670.2	5,557.3
Commission fees on betting business	52.2	47.1	39.1	31.2	42.7
Monthly fixed fees	40.0	50.6	63.0	75.4	42.5
Revenue from betting business	68.2	41.9	12.3	—	—
Simcard sales	15.6	18.3	21.2	22.9	22.9
Call center revenues	57.8	44.9	38.1	25.2	17.4
Other revenues	372.6	289.0	210.6	157.2	107.2
Total revenues	5,975.4	5,865.8	5,609.7	5,982.1	5,790.0
Direct cost of revenues(1)	(3,693.3)	(3,622.3)	(3,528.9)	(3,349.0)	(3,097.1)
Gross profit	2,282.1	2,243.5	2,080.8	2,633.1	2,692.9
Other income	18.3	18.1	32.6	14.7	0.9
Administrative expenses	(286.8)	(270.5)	(246.5)	(347.3)	(273.1)
Selling and marketing expenses	(964.1)	(953.2)	(1,010.6)	(1,085.8)	(1,085.1)
Other expenses	(47.5)	(76.9)	(161.3)	(64.2)	(111.2)
Results from operating activities	1,002.0	961.0	695.0	1,150.5	1,224.4
Finance income	395.4	386.1	330.3	277.1	329.6
Finance costs	(95.5)	(125.5)	(289.7)	(102.6)	(187.5)
Net finance income/(costs)	299.9	260.6	40.6	174.5	142.1
Monetary gain(2)	82.9	95.3	144.8	—	—
Share of profit of equity accounted investees(3)	155.4	121.7	136.9	122.8	78.4
Profit before income taxes	1,540.2	1,438.6	1,017.3	1,447.8	1,444.9
Income tax expense	(310.7)	(291.5)	(292.2)	(320.8)	(340.1)
Profit for the period	1,229.5	1,147.1	725.1	1,127.0	1,104.8

Attributable to:
Equity holders of the Company	1,228.2	1,158.8	751.7	1,170.2	1,094.0
Non-controlling interest	1.3	(11.7)	(26.6)	(43.2)	10.8
Profit for the period	1,229.5	1,147.1	725.1	1,127.0	1,104.8
Basic and diluted earnings per share	0.56	0.53	0.34	0.53	0.50

	2013	2012	2011	2010	2009
	(Million $, except share data and certain other data)
Consolidated Statement of Financial Position Data (at period end)
Cash and cash equivalents	3,808.7	3,926.2	2,508.5	3,302.2	3,095.5
Total assets	9,972.6	10,483.2	9,098.8	9,794.6	9,320.8
Long-term debt(4)	716.2	619.2	1,057.4	1,407.3	821.2
Total debt(5)	1,561.4	1,705.2	1,868.1	1,837.5	1,512.0
Total liabilities	3,068.7	3,323.1	3,367.2	3,561.0	3,424.6
Share capital	1,636.2	1,636.2	1,636.2	1,636.2	1,636.2
Total equity/net assets	6,903.9	7,160.1	5,731.6	6,233.6	5,896.2
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000
Consolidated Cash Flows Data
Net cash generated by operating activities	994.0	1,188.3	925.8	1,262.6	1,316.6
Net cash generated by/(used in) investing activities	(469.7)	304.6	(1,410.5)	(704.9)	(1,485.0)
Net cash generated by/(used in) financing activities	(121.6)	(171.2)	31.6	(303.7)	(5.4)
Other Financial Data
Dividends declared or proposed(6) (7)	—	—	—	622.5	573.5
Dividends per share (declared or proposed)(7) (8)	—	—	—	0.28	0.26
Gross margin(9)	38%	38%	37%	44%	47%
Adjusted EBITDA(10)	1,858.0	1,808.4	1,748.1	1,957.4	1,925.4
Capital expenditures	853.8	975.5	866.0	1,078.6	1,769.3

(1)         Direct cost of revenues includes payments for our treasury share (the amount paid to the government under our license) and universal service fund, transmission fees, base station rent and energy expenses, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses, roaming charges, interconnection fees, costs of simcards sold, handset costs offered as part of our loyalty programs and handset sales and personnel expenses related to our technicians.

(2)         See Note 2 (Basis of preparation) to our consolidated financial statements in this Form 20-F for information regarding monetary gain.

(3)         Share of profit of equity accounted investees primarily includes the income related to our stake in Fintur Holdings B.V. (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri A.S. (“A-Tel”), which is 41.45% and 50.00%, respectively.  Fintur currently holds all of our international mobile communications investments other than those related to our operations in Northern Cyprus, Ukraine, Belarus and Germany. The service provider and distribution agreement with A-Tel was annulled via notification dated January 31, 2012, which was effective from August 1, 2012. See Note 16 and 34 to our audited consolidated financial statements included in “Item 18. Financial Statements” of this annual report on Form 20 F.

(4)         Long-term debt consists of long-term loans and borrowings as well as long-term lease obligations.

(5)         Total debt consists of long-term and short-term loans and borrowings as well as lease obligations excluding option contracts.

(6)         On March 23, 2011, the Company’s Board of Directors proposed a dividend distribution for the year ended December 31, 2010 amounting to TRY 1,328.7 million ($622.5 million computed using the Central Bank of the Republic of Turkey’s (CBRT) TRY/U.S. Dollar exchange rate on December 31, 2013), which corresponds to 75% of our distributable net income for the year.  This dividend proposal was discussed but not approved at the General Assembly Meetings held in 2011.  There were no Board of Directors’ resolutions for the dividend distribution for the years 2011 and 2012.  The General Assembly Meetings, on June 29, 2012, May 22, 2013 and June 24, 2013 could not be held since the quorum required had not been reached and the dividend payment could not be discussed.

(7)         The U.S. Dollar equivalent of the dividend for the year ended December 31, 2010 was computed by using the CBRT’s TRY/USD exchange rate on December 31, 2013, whereas the U.S. Dollar equivalents of the dividend for the year ended December 31, 2009 were computed by using the CBRT’s TRY/USD exchange rate on the dates that the General Assembly of Shareholders approved the dividend distribution.

(8)         Dividends per share for the years ended December 31, 2010, and 2009 were computed over 2,200,000,000 shares.  For the years ended December 31, 2010 and 2009, the dividend per share was TRY 0.60 and TRY 0.39, respectively.

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

	Year ended December 31,
	2013	2012	2011	2010	2009
	(Million $)
Adjusted EBITDA	1,858.0	1,808.4	1,748.1	1,957.4	1,925.4
Income tax expense	(310.7)	(291.5)	(292.2)	(320.8)	(340.1)
Other operating income/(expense)	(29.2)	17.5	(57.9)	(49.4)	(85.2)
Finance income	395.4	5.0	29.0	0.5	1.0
Finance costs	(95.5)	(125.3)	(81.5)	(100.4)	(188.3)
Net (decrease)/increase in assets and liabilities	(824.0)	(225.8)	(419.7)	(224.7)	3.8
Net cash from operating activities	994.0	1,188.3	925.8	1,262.6	1,316.6

The following table presents selected operational data:

I. Operating Results

	Year ended December 31,
	2013	2012	2011
Industry Data
Population of Turkey (in millions)(1)	76.7	75.6	74.7
Turkcell Data(2)
Number of postpaid subscribers at end of period (in millions)(3)	14.0	13.2	11.7
Number of prepaid subscribers at end of period (in millions)(3)	21.2	21.9	22.9
Total subscribers at end of period (in millions)(3)	35.2	35.1	34.5
Average monthly revenue per user (in $)(4)	11.4	11.6	11.9
Postpaid	19.6	21.0	23.1
Prepaid	6.2	6.4	6.6
Average monthly minutes of use per subscriber(5)	259.3	243.3	213.8
Churn(6)	27.4%	27.1%	27.9%
Number of Turkcell employees at end of period	3,316	3,585	3,071
Number of employees of consolidated subsidiaries at end of period(7)	10,999	9,829	9,763

(1)         The population of Turkey for 2013, 2012 and 2011 is based on TUIK’s announcements.

(2)   For a discussion of how these metrics affect our revenues, please see “Item 5A. Operating Results, – VI. Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012 — a. Revenues”.

(3)         Subscriber numbers do not include subscribers in Ukraine, Belarus, Northern Cyprus and Germany or those of Fintur subsidiaries.

(4)         We calculate average revenue per user (“ARPU”) using the weighted average number of our subscribers during the period.  ARPU does not include the results of our operations in Ukraine, Belarus, Northern Cyprus and Germany or those of Fintur subsidiaries.

(5)         Average monthly minutes of use per subscriber is calculated by dividing the total number of incoming and outgoing airtime minutes of use by the average monthly sum of postpaid and prepaid subscribers for the year divided by twelve.  Our Minutes of Usage (“MoU”) calculation does not include our operations in Ukraine, Belarus, Northern Cyprus and Germany or those of Fintur subsidiaries.

(6)         Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period.  For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period.  Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network.  Our churn calculations do not include our operations in Ukraine, Belarus, Northern Cyprus and Germany or those of Fintur subsidiaries.

(7)         See “Item 6.D. Employees” for information concerning our consolidated subsidiaries.

II. Exchange Rate Data

The Federal Reserve Bank of New York does not report, and historically has not reported, a noon buying rate for the Turkish Lira.  For the convenience of the reader, this annual report presents translations of certain Turkish Lira amounts into U.S. Dollars at the relevant Turkish Lira exchange rate for purchases of U.S. Dollars at the $/TRY exchange rate announced by the CBRT.  As of January 1, 2006, any balance sheet data (monetary or non-monetary), except for equity items in U.S. Dollars derived from our consolidated financial statements, are translated from Turkish Lira into U.S. Dollars at exchange rates at the balance sheet date.

Income and expenses for each income statement except foreign operations in hyperinflationary economies (including comparatives) are translated to U.S. Dollars at monthly average exchange rates.

The income and expenses of foreign operations in hyperinflationary economies are translated into USD at the exchange rate as of the reporting date.  Prior to translating the financial statements of foreign operations in hyperinflationary economies (Republic of Belarus), their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency.  The restatement is based on relevant price indices at the reporting date.  Unless otherwise indicated, the $/TRY exchange rate used in this annual report is the $/TRY exchange rate in respect of the date of the financial information being referred to.  As stated in the annual monetary and exchange rate policy announcements of the CBRT, which have been published since 2002, the foreign exchange rate is not a policy tool or target; it is determined by the supply and demand conditions in the market.  Along with inflation targeting, the CBRT announced that it will continue the implementation of the floating exchange rate regime in 2014.

The following table sets forth, for the periods and the dates indicated, the CBRT’s buying rates for U.S. Dollars. These rates may differ from the actual rates used in preparation of our consolidated financial statements and other information appearing herein. The $/TRY exchange rate on March 14, 2014 was TRY 2.2244 = $1.00.

	2014(2)(3)	2013(2)	2012(2)	2011(2)	2010(2)	2009(2)
High	2.343	2.160	1.889	1.907	1.598	1.796
Low	2.130	1.746	1.734	1.496	1.388	1.437
Average(1)	2.215	1.901	1.793	1.670	1.500	1.547
Period End	2.224	2.134	1.783	1.889	1.546	1.506

Source:  CBRT

(1)         Calculated based on the average of the daily exchange rates of each month during the relevant period.

(2)         These columns set forth the CBRT’s buying rates for U.S. Dollars expressed in Turkish Lira.

(3)         Through March 14, 2014.

	March 2014(1)	February 2014	January 2014	December 2013	November 2013	October 2013
High	2.246	2.280	2.343	2.160	2.052	2.037
Low	2.187	2.179	2.130	2.017	1.990	1.974

Source:  CBRT

(1) Through March 14, 2014.

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

The majority of our revenue comes from our operations in Turkey and, thus, the growth and development of our business is mainly dependent on the development of the Turkish mobile telecommunications market.  In this market, we currently face intensifying competition from two other mobile operators, Vodafone Telekomunikasyon A.S. (“Vodafone”) and Avea Iletisim Hizmetleri A.S. (“Avea”), and from the incumbent fixed line telecommunications operator, Turk Telekomunikasyon A.S. (“Turk Telekom”).  Continued price and higher incentive-driven competition has, and will continue to, put pressure on our prices, market shares and profitability, as well as our liquidity.  If the competition further intensifies, or the market slows or develops in unexpected ways, this could harm our business and financial condition.

Turkey’s principal telecommunications regulator, the ICTA, has interfered, and may continue to interfere, with our ability to price our services and respond to competitive pressures.  Regulatory actions such as the introduction of mobile number portability in 2008, the ICTA’s regulations on our retail pricing and the ICTA’s ongoing pressure on interconnection rates and maximum prices have also been, and will likely continue to be, a significant factor in shaping the development of the Turkish market and in our ability to respond to changes in the market.  In addition, regulatory interventions, which have often favored our competitors, have increased competition.  Furthermore, sub-brand initiatives of the existing mobile operators, and new licenses and authorizations issued by the regulator such as Fixed Telephony Service (“FTS”) and Mobile Virtual Network Operator (“MVNO”) licenses have made it easier and/or more attractive for new direct and indirect competitors to enter the market. Competition in the mobile market may also be affected by regulatory actions in other areas, such as banking and tax.  For example, new regulations limiting the use of credit card installments to purchase terminals may have a negative impact on the ability of customers to acquire new terminals.  The promotion of smart phones is an important part of our strategy, and thus such regulations may adversely affect the execution of this strategy and our financial condition.

In addition, competition may be affected by the increasing use of applications and services which make use of the internet as a substitute (namely “over the top” or “OTT” services) for some of our more traditional services, such as messaging and voice, competition from new technologies such as wi fi, and converged offers.  These have had an impact on our revenues which may in the future be material.  Reduced demand for our core services of voice, messaging and data could significantly impact our growth and profitability.

With respect to terminals, there is an increasing emphasis in the Turkish market on terminal bundled offers, and device subsidies have also been used at times. Increases in incentives and subsidies by our competitors may lead us to increase the incentives we provide our customers, thus impacting our profitability.  Increased demand for terminal bundled offers has led and may continue to lead to higher working capital requirements and bad debt expense.  In addition, our competitive position is dependent on certain distributors for products, such as terminals, and the failure of any of our distributors to supply products to our distribution channel, and at the level of quality we require, may adversely affect our business and financial condition.

These factors together with macroeconomic factors are likely to continue to result in changes in consumer behavior that have and may continue to adversely affect our revenues and expenses.

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

We may consider launching greenfield operations, as well as forming alliances, which may include management service agreements and marketing partnerships, and conducting mergers and/or acquisitions, both inside and outside of Turkey.  These opportunities may be in the area of mobile or fixed telecommunications and services, including as an MVNO or in a marketing partnership with a local operator.  In addition, we may provide services in related areas and also consider investing or increasing our investments in business areas outside of the scope of our core business.

New investments may not achieve expected returns or returns that are in line with those of our core business, which may cause high value erosion. In many of the markets and businesses in which we have invested or may invest, it may take several years and significant investments to achieve desired profitability, if at all.  In addition, if an asset in which we have invested does not provide the expected returns, we may need to make further investment or we may consider disposal at a sale price that may be below carrying value or liquidation.

In the context of our evaluation of potential investments in the regions we target for international expansion, Turkcell has, from time to time, considered opportunities in countries in Eastern Europe, the Balkans, and the Middle East and Africa (“MEA”), and may consider such opportunities in the future. As further described below, operations in many of these countries are subject to economic, political and other risks.  Furthermore, for acquisitions outside of Turkey, current and future U.S. and international laws and regulations, as well as legal and regulatory actions, targeting certain countries, local companies and individuals may curtail our ability to do business in affected countries and may impede our exercise of control.  Turkcell itself, as well as certain of its key employees (notably those who are U.S. citizens), could be subject to sanctions under such laws and regulations.  Some of the countries and companies in which we have contemplated making investments and in which we may from time to time consider opportunities, such as Iran, Libya and Syria, and certain individuals involved in such companies, have been the specific targets of such laws and regulations.  Investors may be reticent to invest in a company doing business in such countries or other countries that may be at risk due to the political instability.  These factors could have an adverse effect on the demand for our shares.

Regulatory decisions and changes in the regulatory environment could adversely affect our business and financial condition.

We operate in an industry that is subject to extensive regulation, in Turkey and the other countries in which we operate.  Compliance with new and existing laws and regulations has had and is likely to continue to have a significant impact on the ways in which we do business.  This may include but is not limited to the impact on our ability to set our pricing and offer new and existing services, on customer use of our services, the way we handle, process and store customer data, the terms of our subscriber contracts and the way we can communicate with customers.  Furthermore, the laws, regulations, regulatory orders and licenses under which we operate are subject to interpretation and enforcement by regulators with which we are not always in agreement.  Complying with regulations may be costly, and failure to comply may lead to significant penalties, adverse publicity and the loss of licenses and could adversely affect our business and financial condition.  For more information on regulation and how it may impact our business, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

Pricing is one of the key areas in which we are subject to regulation.  The actions of the ICTA and the Ministry of Transport, Maritime Affairs and Communications in our voice, SMS, data, value added services, roaming and interconnection pricing have, and will continue to, negatively affect our pricing and our ability to design and launch campaigns and offers.  Consequently, these actions have and will continue to adversely affect our business and financial condition.  For instance, the ICTA recently decided to increase the minimum tariff to be applied by Turkcell and to set the minimum price for SMS, applicable to both tariffs and campaigns, as well as to reduce voice and SMS mobile termination rates, which adversely affected and is likely to continue to adversely affect our competitive position and our financial condition.  For more information, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”. In addition, the ICTA may determine the operators that have significant market power in the relevant market as a result of its market analysis.  The ICTA may change the market definitions and definitions regarding the operators that have significant market power.  This may result in additional or similar liabilities for Turkcell, and less for the other mobile and fixed telecom players in the market, both of which may adversely affect our business and financial condition.

In addition, regulations regarding quality of service, the sharing of our infrastructure, the protection of personal data and electronic commerce are among those regulations which may have an adverse effect on various aspects of our business.  For example, the new Metropolitan Law increased the number of metropolitan municipalities and extends some of their borders, which may have the effect of increasing our coverage obligations and require material capital expenditures.  We may also be required to share infrastructure or operate through a common infrastructure with our competitors, and to offer national roaming to their subscribers, which could adversely affect our ability to use our network to maintain a competitive edge.

Any downturn in the economy and instability in the political environment in Turkey and internationally may have an adverse effect on our business and our financial condition.

With a substantial portion of our revenues, assets and business derived from and located in Turkey, and denominated in Turkish Lira, adverse developments in the Turkish market are likely to have a material adverse effect on our business and financial condition.  In our view, the biggest threats to the global economy, including Turkey, in 2014, are sustainability of economic growth, high debt levels in developed and emerging countries, U.S. monetary policy uncertainty, continuing of the Eurozone recession and deflation risks, geopolitical risks in Ukraine and the Middle East region and unwinding accommodative policy by major central banks.

The Turkish economy grew uninterruptedly for sixteen quarters in a row and grew by 4.0% in the first nine months of 2013.  If the Turkish economy slows or develops in unexpected ways, this may have an adverse impact on our operations and financial condition. The performance of the Turkish economy may be affected by domestic and regional political developments. Turkey will enter an extended electoral period, with municipal and presidential elections in 2014, and parliamentary elections in 2015. On a regional level, potential or further instability in the CIS, Balkans, Middle East, North Africa and Caucasian regions may impact the development of the Turkish economy.

We hold interests in several companies that may expose us to various economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.

Our investments in subsidiaries and associated companies within Turkey and internationally could expose us to economic, political, social, financial, regulatory and legal risks.  These risks have and could adversely affect our result of operations and the value of these companies in our financial statements.  The Turkcell Group has investments in Azerbaijan, Georgia, Kazakhstan, Moldova, the Turkish Republic of Northern Cyprus, Ukraine, Belarus and Germany and has operations or business activities that involve other emerging markets.  We are also exploring new investment opportunities, primarily in emerging markets.  Our current and potential future activities in these countries include operating mobile communications networks and routing cables. We may also transfer data through such countries. Legal systems, including telecommunications regulations, institutions, commercial practices and economies in emerging markets tend to be relatively underdeveloped and some of these countries may also suffer from relatively high rates of fraud and corruption.  Furthermore, through our subsidiaries in Turkey and internationally, we engage in businesses outside of the scope of our core mobile business.  These other businesses are subject to risks that are in some respects different from those of our mobile business.

In some countries, we hold our investments with another shareholder and in some cases we are a minority shareholder.  Should there be a disagreement between us and other shareholders in the future, the ability of the invested company’s management to move forward with its business plan may be affected and no assurance can be given that it will be able to take the course of action we believe is appropriate.  Furthermore, some of the countries in which we have businesses or would consider investing, and the companies and individuals that we come into contact with, may be the target of U.S. and international sanctions.  There can be no assurance that political, legal, economic, social or other actions or developments in these countries or involving such companies and individuals will not have an adverse impact on our investments and businesses in these countries.

In this regard, we have and are likely to continue to experience issues in some of our international businesses that adversely affect our Company.  Recent issues include the following:

•                                          Our operations in Ukraine may be adversely affected by military actions, political instability, civil unrest and economic problems in that country in 2014.  Specifically, political instability in the Crimea region accelerated recently. These factors may lead to a decline in operating results and, as further described below, a further devaluation of the local currency.  The National Bank of Ukraine, among other measures, has imposed certain restrictions on processing client payments by banks and on purchase of foreign currency on the inter-bank market. In February 2014, Ukraine’s sovereign rating has been further downgraded to CCC with a negative outlook. In addition, the U.S. recently issued an executive order to impose Ukraine-related sanctions. The final resolution and impact of the current military and political crisis are difficult to predict and the ongoing crisis may further adversely affect the Ukrainian economy and our results of operations in Ukraine and/or the value of our operations there.  We are unable to predict the likely course or duration of these events, or the extent of the adverse impact that they have had and are likely to have on the telecommunications market dynamics and composition, our investment in Ukraine and our operations there.

•                                          In Ukraine, the local currency, Ukrainian Hryvnia (“UAH”), has depreciated against the U.S. Dollar by 19% as of March 14, 2014 and there is a further currency devaluation risk as the country is suffering from continuing instability as noted above, and has a large current account deficit and high external funding needs. Our subsidiary in Ukraine, Astelit, had as of December 31, 2013, a foreign currency debt of approximately $650 million. In addition, there is a significant gap between Astelit’s foreign currency revenues and operational expenses, with Astelit’s foreign currency revenues estimated at 13% of revenues and its foreign currency operational expenses estimated at 25% of total in 2013. The depreciation of the UAH will lead to a foreign exchange loss. We have been unable to hedge this exposure to the UAH.

•                                          Prior to the current wave of instability in Ukraine, 3G and/or LTE licensing was expected, although no timetable had been set.  Currently, there is only one 3G license (UMTS/WCDMA) in Ukraine, granted without tender to Ukrtelekom, which in 2013 was acquired by SCM Group (which also owns 45% of Astelit).  If new or existing licenses were to be made available and current instability were eased, we would be interested in examining these opportunities.  If successful, the associated costs would increase our Ukrainian financing needs, which could in turn require us to consider new sources of funding or the extension of existing sources.  If we are not successful in the pursuit of such a license, or if one were to be owned or operated by a competitor, we could find ourselves at a competitive disadvantage in this market. This could have an adverse effect on the value of our investment there.

•                                          Stability remains fragile in Belarus.  Belarus has moved back into recession with elevated inflation risks. The country remains vulnerable to global shocks which may trigger renewed weakness in the country’s ability to service its external debt and further depreciation of the local currency, Belarusian Rubles (“BYR”), which could in turn lead to a further reduction in the value of our investment in this country. BYR depreciated against the U.S. Dollar by 11% in 2013 and there is a further currency devaluation risk as limited currency reserves, high debt repayments and the current account deficit puts the recent BYR stabilization at risk and creates inflationary and devaluation pressure. Our subsidiary in Belarus, Best, had foreign currency debt of $597 million as of December 31, 2013.

•                                          Allegations have been made regarding improper payments relating to the operations of KCell, a mobile operator in Kazakhstan and 51% subsidiary of Fintur Holdings B.V., in which we hold a 41.45% stake and TeliaSonera holds the remainder.  These allegations have been investigated in the past and the Turkcell board was informed that they were not substantiated.  We monitor this issue through the Fintur board and remain vigilant, as there can be no assurance that such issues will not affect the operations of KCell or other Fintur operations, which may in turn adversely affect the return on our investment in this company. Turkcell is aware that other telecommunications companies, including TeliaSonera (which, as noted above, is the majority owner of Fintur and also has a separate subsidiary in Uzbekistan), have disclosed investigations regarding transactions in the telecommunications sector in Uzbekistan.  Turkcell has received a request from the U.S. Securities and Exchange Commission (“SEC”) to submit documents and information related to Uzbekistan and is in the process of cooperating with this request.

In addition to the foregoing, the new Turkish Commercial Code and related legislation may require us to provide new capital or other financial support to certain of our controlled subsidiaries, which may divert resources from other needs.  Our international and Turkish subsidiaries may not benefit us in the way we expect for the reasons cited above, as well as other reasons, including general macroeconomic conditions, poor management and legal, regulatory or political obstacles.  For many of these subsidiaries, we do not expect to achieve desired levels of profitability in the near or mid term, and we may be required to record impairments. We may also in response to such conditions consider increasing, restructuring or exiting certain of our investments.

We are exposed to foreign exchange rate risks and risks relating to our cash balance management that could significantly affect our results of operation and financial position.

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Ukrainian Hryvnia, Belarusian Rubles and Azerbaijani Manat.  In particular, a substantial majority of our debt obligations and equipment expenditures are currently, and are expected to continue to be, denominated in U.S. Dollars, while the revenues generated by our activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia, Belarusian Ruble, Azerbaijani Manat and Euro.  In addition, we are exposed to such currency mismatches with respect to certain capital expenditures and off-balance sheet obligations, in particular our obligations in respect of universal service for the installation of infrastructure in uncovered areas of Turkey, a service that we have contracted to provide for an amount in TRY, but which requires expenditures in foreign currencies.  See “Item 8. Financial Information” and Note 34 to our audited consolidated financial statements included in “Item 18. Financial Statements” of this annual report on Form 20 F.

The TRY depreciated by 20% against the U.S. Dollar in 2013, driven mainly by expectations regarding the Federal Reserve’s tapering resulting in a withdrawal of foreign capital, and there is a possibility of further devaluation. The Belarusian Ruble depreciated against the U.S. Dollar by 11%.  There was no major change in Ukrainian Hryvnia and the Azerbaijani Manat against the U.S. Dollar in 2013. However, as of March 14, 2014, the Ukrainian Hryvnia depreciated against the U.S. Dollar by 19%.

Sudden increases in inflation or the devaluation of these currencies or other currencies in which we generate revenue, have had, and may continue to have, an adverse effect on our consolidated financial condition or liquidity.  In the current economic environment and considering the fragile economic conditions in Belarus and the current situation in Ukraine, there is a possibility of further devaluation. There are no tools to hedge foreign exchange rate risks effectively due to restricted and undeveloped financial markets in these countries.

Fluctuations between Turkish Lira, Ukrainian Hryvnia, Belarusian Rubles and Azerbaijani Manat, on the one hand, and U.S. Dollars and Euros, on the other, have had and may have an unfavorable impact on us.  We may enter into derivative transactions to manage the risk with respect to the Turkish Lira; however, these transactions have a cost and do not fully cover all of our risks.  As of December 31, 2013, our consolidated debt was $1,561.4 million and around 90% of this amount was in foreign currency.

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

We continue to experience challenging macroeconomic, regulatory and competitive conditions in our markets that may reduce cash generated from operations, and we may continue to face increased capital needs to finance our technological and geographic expansion. In addition, an increase in the volume of contracted smartphone sales has resulted in and may continue to result in higher working capital requirements. These pressures have in the past reduced, and may continue to reduce, our liquidity.  Reduced liquidity may lead to an increase in our borrowing requirements.

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

As of December 31, 2013, our consolidated debt was $1,561.4 million.  $404.1 million of our debt portfolio consisted of financing obligations paying interest at fixed rates.  The remainder of our debt portfolio pays interest at floating rates, which has been favorable in the current interest rate environment, but would expose us to increased costs if rates increase further.

In June 2011, we engaged in a forward start collar agreement for some portion of our debt which is due in 2015 and exposed to interest rate risk.  The collar hedges variable interest rate risk for the period between 2013 and 2015.

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

Some companies in our Group have defaulted, and may in the future default on their financial covenants and payment obligations.  For example, since June 2011, Astelit has not met certain payment obligations, which were waived until February 1, 2012.  Since that date, our Board of Directors has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations to its parent company, Euroasia Telecommunications Holdings BV (“Euroasia”) (55% owned by Turkcell) and Financell BV (100% owned by Turkcell) totaling $323 million and defaulted on its loan agreements (As of December 31, 2013, Astelit’s unmet obligations under its loans to Financell and Euroasia reached a total of $598 million).  In addition to the Euroasia Loan and Financell Loans, as given above, Astelit has defaulted on one SCM loan agreement currently totaling $39 million (the “SCM Loan”).

As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $554 million (currently decreased to $176 million, following the Company’s $150 million guarantee payment and other principal payment) and waivers were obtained for the aforementioned loans before December 31, 2013.  In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150 million to finance Astelit, also defaulted on its loan on March 30, 2012.  As a guarantor, the Company paid $150 million to related banks on April 6, 2012.  As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above) currently totaling $176 million and waivers have also been obtained for the aforementioned loans.  As no waiver has been received for the SCM Loan from SCM, this loan has been classified in current liabilities.  Accordingly, as a result of the event of default, SCM has the right to demand immediate loan repayment, although it has not perfected any pledges in connection with this loan.

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

Spectrum limitations and frequency costs may adversely affect our ability to provide services to our subscribers and the cost to us of providing such services.

Our GSM and UMTS licenses have specified terms and are subject to renewal upon a payment of a fee, but renewal is not assured.  The loss of, or failure to renew, our licenses could have a material adverse effect on our business and financial condition.  Those licenses have also specified radio spectrum.  The spectrum is a continuous range of frequencies within which the waves have certain specific characteristics.  The number of subscribers that can be accommodated on a mobile network is constrained by the limited amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure.  We have 2x11 MHz of FDD spectrum in 900 MHz band for GSM and 2x20 MHz from 2100 MHz FDD band for UMTS services.  As our subscriber base and their demand for mobile services such as voice and data grow and we offer a greater number of services, we will require additional capacity.  We may face capacity problems, which may in turn lead to deterioration in our network’s quality and may negatively impact our operational results.

In addition, if we fail to obtain additional frequencies at a reasonable cost, the competitive coverage advantage of our Company may be adversely impacted.  The cost of obtaining new frequencies has increased significantly in recent years and is expected to continue to increase.  This has had and is likely to continue to have an adverse impact on our cost of providing service and results of operations.

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

There are alleged health risks, zoning limitations and certification requirements associated with our Base Transceiver Stations (“BTS”), which make it difficult to build and maintain BTS.

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

A draft zoning law in Turkey may require mobile operators to obtain certifications for all existing and new BTS, which may result in significant compliance costs and closing of BTS for which certification cannot be obtained, negatively impacting our financial condition.  Any difficulty in maintaining or building BTS due to health concerns and our inability to obtain the required permission and certificates, may negatively impact the quality of our network, including our ability to expand and upgrade it, and affect our operational performance.

In addition, with the new Metropolitan law, municipalities have the right to regulate the choice of operators’ BTS locations. In addition, this law has increased the number of metropolitan municipalities and in some cases, the size of their territory was increased, which may have the effect of increasing our coverage obligations and the number of BTS required to meet them.  Related regulatory actions in the future are likely to increase our costs and affect results of operations, in many cases, adversely.

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

Adverse economic conditions have negatively affected and may continue to affect our domestic and international suppliers, leading to a contraction in their business, which in turn may lead to a decrease in the quality of the services that they render to us and adversely affect timely delivery of such services, negatively impacting our business and operations.  In addition, our existing and new license agreements or new regulations may require us to purchase network equipment from specified suppliers or bring certain specifications regarding our existing suppliers.  Equipment from these suppliers may not always be compatible with our existing equipment or the supplier may fail to integrate it, and our employees may not be familiar with the technical specifications and maintenance requirements of equipment from these suppliers.  Furthermore, if our suppliers fail to meet the requirements, we may end up violating the terms of our license agreements.  These factors could also have a material adverse effect on our business and financial condition.

Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders have adversely impacted and may continue to impact decision making on important matters.  These ongoing disputes may lead to further regulatory or legal actions, and affect the ownership and control of our shares.

Our principal shareholders are Sonera Holding B.V. and Turkcell Holding A.S., which hold 13.07% and 51.00%, respectively, of Turkcell’s shares.  TeliaSonera has informed us that they own additional shares totaling approximately 0.94%. Turkcell Holding A.S. is 52.91% owned by Cukurova Telecom Holdings Limited and 47.09% by Sonera Holding B.V. Cukurova Telecom Holdings Limited is 51% owned by Cukurova Finance International Limited and 49% by Alfa Telecom Turkey Limited.  Additionally, according to public filings (a Schedule 13D filed in November 2009), Alfa Telecom and TeliaSonera entered into an agreement regarding a possible consolidation of their holdings in Turkcell in a new company.  According to the information available to the general public, we understand that the agreement expired in May 2012.  It should be noted, however, that the agreement contains provisions allowing its prolongation.  Our Company is unable to assess if the agreement was indeed prolonged or not and cannot predict whether the parties will go forward with this consolidation or the form that it might take.

Cukurova and Alfa have been involved in a long running dispute regarding, in summary, amounts due by Cukurova to Alfa and Alfa’s claim to take ownership of Cukurova’s indirect 13.8% interest in our Company in settlement of such amounts.  This and other disputes have effectively blocked shareholder decision making on important corporate matters, and could have an adverse effect on the ability of our management to execute business decisions and take other actions.  We cannot predict when and how these disputes will be resolved and whether our shareholders will be able to achieve agreement on matters regarding the operation of our Company.

The shareholding structure and the ongoing disputes have adversely affected our company in a number of ways and present a number of risks, including in particular:

•                                         Our Articles of Association contain quorum and majority requirements, at various levels, for shareholder meetings and decisions.  Failure to achieve a quorum or the required majority vote can block decisions that require shareholder approval.  We have had difficulty convening shareholder meetings and numerous items submitted to our shareholders have not been approved, including the distribution of dividends, the approval of our dividend policy, election of independent board members, the release of directors for actions taken and the approval of financial statements for 2010 and 2011.  In 2012 and 2013, due to lack of quorum, the annual general assemblies could not convene and none has been called yet in 2014.

•                                          A number of new corporate governance requirements were enacted under Turkish regulations by the Capital Markets Board of Turkey (“the CMB”) with mandatory effect from June 30, 2012.  We were unable to comply with some of these requirements because of a lack of consensus among our main shareholders, including a requirement that one third of our Board members and that all of our Audit Committee members be “independent”.

Under the new Capital Markets Law the CMB has the power to take action against the Company, our Board members and our main shareholders in respect of the various governance issues that have arisen or to amend the Articles of Association without general assembly approval.

Due to the failure of our Company to comply with the new corporate governance requirements, the CMB directly appointed three “independent” directors and four board members who satisfy its independence criteria, replacing those members of the Board whose terms had expired and whose successors could not be elected at the general assembly meetings. The CMB appointed members’ terms of office will last until new appointments are made in accordance with applicable legislation.

A new “Investor Compensation Center” was formed in 2013 which has the power to take action in place of the general assembly for companies that have failed to convene their general assembly meetings in two consecutive years and have CMB appointed directors.

No assurance may be given regarding the impact of past or future CMB actions, future Investor Compensation Center actions, or any future legal actions against our Company, on the overall company strategy, convening general assembly or the distribution of dividends.

Compliance with our home country governance rules is an important element of our compliance with the listing requirements of the New York Stock Exchange (“NYSE”).  Failure to comply with such rules could jeopardize the continued listing and trading of our ADRs on the NYSE.

•                                          Under the new Turkish Commercial Code, an “independent auditor” for our Company should have been approved by the general assembly by March 31, 2013.  This action has not yet been taken although our Board has agreed to present DRT Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (Deloitte) for approval of the general assembly.  Since we were not able to comply with this requirement, an auditor may be appointed for us by court order upon request of any shareholder or board member.

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

We face risks related to our dependence on IT systems and the products and services we provide through third party suppliers as well as our exposure to technological changes in the communications market, including in industries where we traditionally do not compete.

We are dependent on certain systems and suppliers for information technology (“IT”) services and our business continuity is at risk due to our exposure to potential natural disasters, regular or severe IT and network failures, human error, security breaches and other cyber security incidents and IT migration risk.

We are heavily dependent on IT systems, suppliers of IT services and our IT employees for the continuity of our business and we are continually upgrading and converting our IT systems.  Although we devote significant resources to the development and improvement of IT and of security, back up and continuity systems, we could still experience IT and network failures and outages due to system deficiencies, human error, security breaches, terrorist or other destructive acts, natural disasters such as earthquakes and floods, unsuccessful migration to alternative or improved IT systems, or other factors.  We have and may, from time to time, experience cyber-attacks of varying degrees, and as a result, unauthorized parties may have obtained, and may in the future obtain, access to our computer systems and networks. Such cyber-attacks could result in the misappropriation of our proprietary information and technology, the compromise of personal and confidential information of our employees, customers or suppliers or interrupt our business.  We may incur significant costs in order to implement, maintain and/or update security systems that we feel are necessary to protect our computer systems. If we are not able to maintain adequate IT and network systems, or fully recover our IT and network systems in the event of an outage, disruption, or cyber-attack, the continuity of our operations could be affected, which could have a material adverse effect on our reputation, business, results of operations and we may also be subject to regulatory penalties.

2G and 3G networks are migrating towards IP technology to transport information.  These networks open up the possibility for IP based services.  However, once these services are introduced into the IP domain, the mobile network may be harmed by potential attacks.  The threats on the mobile network can originate from external sources, such as public internet, or internal sources, such as terminals connected to our mobile network.  Despite our efforts in taking security issues very seriously, we could encounter attacks on our infrastructure, which could have an adverse effect on our operations.

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

Our performance depends, to a significant extent, on the abilities and continued service of our key personnel.  Competition for qualified telecommunications and technology personnel in Turkey and elsewhere is intense. In addition, we are dependent on our dealers and distributors, as well as their ecosystem and personnel, in the growth and maintenance of our customer base.  The loss of the services or loyalty of key personnel could adversely affect our business and financial condition, as well as breaches of confidentiality regarding our customer, operation and business plan details, particularly if a number of such persons were to join a competitor.

We are involved in various claims and legal actions arising in connection with our business, which could have a material effect on our financial condition.

We are subject to investigations and regular audits by governmental authorities in Turkey, including the Competition Board, the ICTA, tax authorities and certain other parties, and governmental authorities in other countries in which we have operations.  We are currently involved in various claims and legal actions with such authorities.  We have set aside provisions for ongoing disputes based on applicable accounting standards.  However, no assurance can be given that the provisions we set aside will be sufficient to cover our actual losses under these matters, and that new disputes will not arise under which we would face additional liabilities and reputational risk.  For a more detailed discussion of all of our significant disputes, see “Item 8. Financial Information” and Note 34 to our audited consolidated financial statements included in “Item 18. Financial Statements” of this annual report on Form 20 F.

In particular, we note a dispute regarding the application of the Turkish Special Communication Tax.  The tax authority has assessed significant special communcation tax and a related penalty against our company as a result of a tax investigation regarding the years 2008 to 2012. The tax amount assessed on the Company is TRY 211.1 million (approximately $94.9 as of March 14, 2014) and the tax penalty imposed is TRY 316.6 million (approximately $142.3 as of March 14, 2014) as of December 31, 2013. This assessment is based on the tax authority’s claim that the Company should pay the Special Communication Tax on prepaid card sales made by distributors.  Turkcell has filed a lawsuit before the tax court for the cancellation of that aforementioned tax and tax penalty demand. After the lawsuit is filed, the Company applied for a settlement procedure.  While we intend to vigorously defend our rights and our position in this case, no assurance can be given regarding the outcome. If decided against us, this case could have a material and adverse effect on our results of operations and our financial condition.

In addition to the aforementioned risks, we note a dispute regarding radio utilization and usage fees. As a result of an investigation, the ICTA imposed an administrative fine to Turkcell amounting TRY 2.6 million (approximately $1.2 as of March 14, 2014) for providing misleading information to the ICTA and initiated an in-depth investigation to further inspect the correctness of the radio utilization and usage fee payments of the company regarding terms (years) which do not fall under the scope of this investigation. The ICTA Board also stated that the company underpaid a total of TRY 66.9 million (approximately $30.1 as of March 14, 2014) radio utilisation and usage fee for the years 2010 and 2011. According to the ICTA Board decision, TRY 4.5 million (approximately $2.0 as of March 14, 2014) of this underpaid amount derived from miscalculation and TRY 62.4 million (approximately $28.1 as of March 14, 2014) of the underpayment is a result of calculating the subscription numbers for 2010 and 2011 using the number of sales of the pre-paid SIM cards to the distributors, but not the actual activation numbers.

We maintain and regularly review our internal controls over financial reporting, but these controls cannot eliminate the risk of errors or omissions in such reporting.

We maintain and regularly review internal controls over our financial reporting.  However, internal control over financial reporting has inherent limitations.  It is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures.  In addition, it can be circumvented by collusion or improper management override.  Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal controls over financial reporting.  It is possible to design safeguards to reduce, though not eliminate, this risk.  Our latest review has revealed certain deficiencies in our controls, although none that we believe constitute “material weaknesses”.  However, our controls have in the past suffered from these and lesser deficiencies and no assurance can be given that others will not emerge in the future.  A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of financial reporting.  Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes Oxley Act of 2002 could also adversely impact investor confidence and the market price of our common shares or ADSs.

ITEM 4.                                                INFORMATION ON THE COMPANY

4.A                             History and Development of the Company

Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994.  Our principal shareholders are Sonera Holding B.V. and Turkcell Holding A.S., which hold 13.07% (does not include additional shares totaling approximately 0.94% that TeliaSonera has informed us they own) and 51.00%, respectively, of Turkcell’s shares.  Turkcell Holding A.S. is 52.91% owned by Cukurova Telecom Holdings Limited and 47.09% by Sonera Holding B.V.  Cukurova Telecom Holdings Limited is 51% owned by Cukurova Finance International Limited and 49% by Alfa Telecom Turkey Limited.  The address of our principal office is Turkcell Iletisim Hizmetleri A.S., Turkcell Plaza, Mesrutiyet Caddesi, No. 71, 34430 Tepebasi, Istanbul, Turkey.  Our telephone number is +90 (212) 313 10 00.  Our website address is www.turkcell.com.tr.  In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Borsa Istanbul and our ADSs on NYSE.

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

In 2013, we won an auction held by the Turkish Ministry related to universal service, which requires installing sufficient infrastructure to uncovered areas with a population of less than 500 and its operations for 3 years.  We started the service in August 2013 and as of the end of 2013, infrastructure covering 550 settlements has been installed (out of the three year target of 1,799) within the scope of the project, with network-sharing technology.

Our subscriber base has grown substantially since we began operations in 1994.  At year-end 1994, we had 63,500 subscribers.  By year-end 2013, that number for the Group had grown to 71.3 million.

In 2013, we had total revenues of $5,975.4 million, our adjusted EBITDA totaled $1,858.0 million and we reported a net income attributable to the owners of Turkcell amounting to $1,228.2 million.

For the year ended December 31, 2013, we spent approximately $853.8 million on capital expenditures, compared to $975.5 million and $866.0 million in 2012 and 2011, respectively.

In addition to our operations in Turkey, we have various international operations.  For more information, see “Item 4.B. Business Overview—International and Domestic Subsidiaries”.

4.B                            Business Overview

Based on operator announcements, we are the leading provider of mobile services in Turkey in terms of the number of subscribers, with 51% of the Turkish subscriber market as of December 31, 2013, compared to 52% as of December 31, 2012.  We provide high-quality mobile voice, broadband and other services over our mobile communications network and have developed the premier mobile brand in Turkey by differentiating ourselves from our competitors with our value offers, which include:  superior and innovative technologies, more advantages, outstanding and extensive service quality, and being a leader in social responsibility. We maintain our strong position in the market due to our customer-oriented approach and our ability to provide quick and differentiated solutions to meet customers’ needs through lifestyle segments. We are in compliance with all of our license requirements in all material respects.

I. Industry

a. Overview

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

GSM networks have traditionally been used exclusively as personal voice communications networks.  Data communication in GSM networks has started with speeds of 9.6 kilobits per second and continued to improve with High Speed Circuit Switched Data (“HSCSD”), General Packet Radio Service (“GPRS”) and Enhanced Data rates for GSM Evolution (“EDGE”) technologies.  Today, GSM networks can provide high-speed wireless data services of up to 300 kbps.

The mobile telecommunications industry has increasingly provided mobile data services and used 3G/HSPA+as a technology platform that is more suitable for data transmission.  Currently, many advanced technology platforms are being developed to enable the provision of more sophisticated data services.

In the early 3G networks, the platform was only able to provide network speeds up to 384 kbps.  By using the new radio access technology, High Speed Downlink Packet Access (“HSDPA”) in UMTS networks, operators gain increased capacity and improved downlink speeds up to 14.4 megabits per second (“Mbps”).  High Speed Packet Access Evolution (“HSPA+”) further enhanced the mobile broadband experience and increased the data capacity of HSPA.  HSPA+ enhances mobile broadband with peak rates of 42 Mbps and more.

In 2013, we installed a 4G (LTE-Advanced) trial network and tested LTE-Advanced with Carrier Aggregation.  The speed of the Carrier Aggregation technique combines different frequency bands making it possible to reach very high speeds.  During the tests, we reached speeds of up to 900 Mbps in a lab environment (a record speed of Turkey on a mobile network) and up to 300 Mbps, with prototype LTE-A modems.  We continue to work on 4G technology as it is the next step in the network evolution path of mobile broadband services we started with 3G. Turkcell became a member of the NGMN (Next Generation Mobile Networks) and also a member of the NGMN Board in 2013. Although no details have been provided by the ICTA, it is expected that 4G technology may begin to be used in 2015.

b. The Turkish Mobile Market

According to a TUIK announcement, the Turkish population is young, with an estimated median age of 30, which is lower than elsewhere in Western Europe, and the majority of the population lives in urban areas.  In addition, there were 76.7 million people living in Turkey as of December 31, 2013.

Penetration level increased to 91% in 2013 (based on the operators’ announcement).  There is good potential for growth opportunities in the Turkish mobile communications market in the areas of broadband and 3G services, as well as from Turkey’s youth segment due to the aforementioned demographics.  According to the operators’ announcements, there are currently three mobile communication operators in Turkey — Turkcell, Vodafone and Avea — with a total of 69.4 million GSM lines as of December 31, 2013.  Vodafone entered the Turkish GSM market by acquiring Telsim on May 24, 2006.  Telsim, which had received a 25-year license at the same time as us and on what we believe to be identical terms, including the $500 million upfront license fee, had been put up for sale by the Savings Deposit Insurance Fund (“SDIF”) in August 2005.  The auction for Telsim was held on December 13, 2005, with Vodafone submitting the winning bid of $4.55 billion.  Avea is an operator majority-owned by Turk Telekom.  Turk Telekom is 55% owned by Oger Telecom, a multinational GSM operator owned 35% by Saudi Telecom Company.  In September 2006, Turk Telekom acquired Telecom Italia SpA’s shares of 40.6% in Avea for $500 million.  Turk Telekom now holds 89.99% of the shares in Avea.  The remaining 10.01% belongs to Is Bankasi.

II. Strategy

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

•                                          Drive operations excellence and productivity; and

•                                          Invest in future growth businesses.

III. Customer Segmentation & Services

a. Customer Segmentation

Through our increased focus on customers, all loyalty actions are designed in line with the targeted segments’ lifestyles, needs, priorities, and expectations.

The aims of the segmentation are:

•                                          to increase the loyalty of existing Turkcell customers;

•                                          to ensure behavioral and emotional brand loyalty; and

•                                          to ensure a seamless series of positive brand experiences throughout all customer touch points, as well as to attract new customers.

We focus on segments, which are youth, professionals (white collar, self-employed, blue collar, governmental workers subsegments), households (disabled, farmers, housewives, retired, unemployed subsegments) and premium, with differentiated GSM and non-GSM offers, as well as campaigns and co-branded activities with selected companies from other sectors to create added values to targeted segments.

The youth segment management includes the loyalty program called “gnctrkcll” which is the largest youth club in Turkey, and ensures customer retention by presenting campaigns and advantages that fit the trends of young people.  Gnctrkcll aims to reinforce Turkcell’s brand recognition as a young, dynamic, popular and intimate brand.

We also diversified the offers and packages for our prepaid customers, which include monthly fee-based packages that include voice, SMS, MMS and data advantages.  We launched such packages to increase the retention of prepaid subscribers and the revenue generated from them.

b. Services

We currently provide high quality mobile voice, broadband and other services to subscribers throughout Turkey.  Subscribers can choose between our postpaid and prepaid services.  Currently, postpaid subscribers sign a subscription contract and receive monthly bills for services.  Prepaid subscribers must purchase a starter pack, which consists of a simcard with balance of TRY 5 or TRY 20, or airtime of weekly or monthly 400 minutes, while the top-up cards can be purchased in amounts ranging from TRY 15 to TRY 180.

As of December 31, 2013, we had approximately 21.2 million prepaid subscribers and 14.0 million postpaid subscribers, compared to approximately 21.9 million prepaid subscribers and 13.2 million postpaid subscribers as of December 31, 2012.

(i) Voice Services

Voice services are the main services that we provide to our customers.  Voice services consist of high quality GSM services on a prepaid and postpaid basis.  Throughout 2013, we simplified our tariff structure so that it is easy to use and can be tailored to our customers’ needs.

(ii) Mobile Broadband

We commercially launched 3G simultaneously in 81 province centers and major cities in Turkey at the end of July 2009 and reached 86.2% population coverage as of December 31, 2013.  There are approximately 28 million registered 3G subscribers and 12 million 3G-enabled handsets in our network. Smartphones are an important component for the growth of our mobile broadband business. Through offering a wide product portfolio including Turkcell branded smartphones, the smartphone penetration on our network reached 30% by the end of 2013, up from 19% penetration a year ago.

A wide variety of data offers are made available as part of our voice and terminal bundled offers to increase 3G device penetration, create a unique terminal experience and enhance the broadband internet experience.  Terminal offers contain a variety of 3G enabled terminal devices such as feature phones, smartphones, 3G modems and tablets.

Throughout 2013, we sustained our position as leader of handset offerings through our dealer channel and we delivered attractive campaigns with “top of the class” models of brands in high demand such as Apple, Nokia and Samsung.

Turkcell launched its first Turkcell-branded handset, T10, the affordable Android smartphone, to widen access to mobile broadband in 2010.  Since then, Turkcell introduced 5 additional T-series smartphone models and 1 tablet. Specifically in 2013, Turkcell launched the first domestically designed and produced smartphone T40.  Turkcell-branded smartphones reached over 1 million sales units in total as at the end of December 2013.  In February 2013, we also launched our own branded Turkcell Tablet, bringing dynamism to the tablet market with its thin and light design, as well as attractive performance with TV, music, magazine and book content.

In addition to constant communication emphasizing 3G’s coverage, penetration and speed, Turkcell has launched many offers and applications to increase smartphone penetration and mobile broadband usage.

(iii) Other Mobile Services

By providing a wide range of services, Turkcell enables users to remain connected wherever they are, via their mobile devices.  From basic telecommunications services to social community services, Turkcell responds to the diverse needs of subscribers to help them connect to life.

Consumer Products and Services

Consumer Product Management is focused on developing and managing products and services to address the diverse needs of both consumers and corporate customers, thereby enriching their lives.  These services are designed around three pillars:  enhancing the communication experience of our customers via better call management and messaging services, enriching their “on the go” experience by using mobile technologies, especially in the areas of entertainment, i.e. TV, music, sports, gaming, and enabling our customers to access information according to their needs.

Turkcell seeks to differentiate itself by providing innovative and pioneering solutions in collaboration with its strong solution providers and various partnerships.  Consumer Product Management offers various products and services, including bill payment reminders via SMS, call management and messaging options, mobile payment systems, security and information packages tailored to customers’ preferences, government-related applications that provide information on schooling and justice, financial transactions, cloud services and entertainment options (such as sports, gaming and music).

In addition, Turkcell has developed a number of Turkcell-branded mobile applications in-house.  Turkcell T Market is a localized application store for users to download both free and paid mobile applications to their supported handsets.  It enables people to download more than 10,000 applications including Turkcell-branded applications and third party applications such as news, games and sports.  As of December 31, 2013, Turkcell has 32 active Turkcell-branded mobile applications that were downloaded over 6 million times in 2013.  The most popular downloads among Turkcell applications relate to online transactions (a multi-platform application for Turkcell subscribers, which allows them to keep track of mobile usage, change user settings and which also enable top-up activities), phone back-up, music (the legal music platform to stream and download music), video (provides access to various local video portals from tablets or smartphones) and TV (a total of 58 channels broadcasting a variety of series and hundreds of the most popular HD-quality movies through mobile and web platforms).

Corporate Products and Services

Corporate Product Management provides corporate customers with a competitive advantage by providing non-core industrial solutions, thereby delivering a new category of revenue sets for customers.  Spanning from frozen food chains to farming, many types of solutions are available to streamline customer processes and provide operational efficiency through new revenue streaming channels, better consumer reach and experience.

Turkcell Smart Enablers Services

Turkcell Smart Enablers is a network of mobile-based and innovative technological services that offers companies the opportunity to know their customers better, reach the right customer in the right place, and increase security measures.  These services are provided through a web service that is easy to integrate into companies’ own systems.  Eighteen services have been launched within this service group.

As of the date of this annual report, more than 100 companies evaluate their business processes and provide new technological services to their customers by using Turkcell Smart Enablers web services (APIs).

Turkcell Smart Map:  The Turkcell Smart Map service, which is another first for Turkey, makes it possible for companies who want to target specific customers to analyze large scale data.  Turkcell Smart Map is working on a website in which companies can analyze masses in 21 different sub-demographic profile combinations and reach the real target audience density in 5 million grids and 12,500 districts.  Turkcell’s corporate customers can analyze Turkcell’s mobile activity concentration at a point and time where an activity is being planned, or analyze where their own customers are concentrated at a specific time of day.  Turkcell Smart Map transforms this concentration into user-friendly language.  Through this application, companies may have access to important data that will help them conduct marketing activities, develop growth strategies, decide on new investment and design campaigns.

Location Based Services:  Corporate customers can monitor and manage their sales forces and fleets with Ekip Mobil.  Ekip Mobil is a management console that allows customers to view their field teams/vehicles on a map, define alarms for specific regions and create direct communication channels to the field.  Ekip Mobil can be used on any mobile device.  For companies, the investment costs are minimal.

By using the Turkcell Smart Enablers Nearest Where service, customers who visit a company’s website from their mobile phones can learn about the closest ATMs, stores, campaigns and technical services from their location with a single click or an SMS.

Turkcell Smart Education:  The aim of the Turkcell Smart Education program is to provide an interactive education platform for corporate customers.  Classrooms with interactive whiteboards, document cameras and lecture capture systems will support active-learning environments.  Telepresence systems, video and web conferencing enables online education or distance learning for participants around the world.

Authentication Services

Mobile Signature, which was launched in February 2007, enables mobile subscribers to sign electronic documents and transactions with a legally accepted digital signature using GSM SIM cards.  Mobile signature subscribers can easily verify their personal identity in a digital environment and complete transactions remotely, without needing to be physically present.  There are currently 80 application providers in the market, representing industries as diverse as banking, e-government, insurance, healthcare and e-commerce.  One Time Password is widely used by corporate customers for two level authentication controls on transactions.  The service allows corporate customers to send a single use password via SMS to consumers when providing authentication on transactions.  It is widely used for online banking processes and login transactions.

Machine to Machine (“M2M”) Communications

Since 2009, Turkcell has focused on its M2M business, whose principal markets in Turkey are car telematics, team tracking, fleet management, POS terminals, security alarms, smart metering, mobile health management, smart agriculture and sales force automation applications.  Turkcell launched Turkey’s first M2M Platform in March 2012.  With the M2M Platform, customers can manage their devices more effectively.  As of December 31, 2013, the number of M2M subscribers reached 1.4 million.

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

Mobile Marketing

Turkcell continues to grow its mobile marketing business as consumers move from a desktop to a computing environment to computing “on-the-go”.  As the use of mobiles increases, mobile marketing is becoming a necessary part of every brand’s marketing strategy.  Turkcell utilizes mobile marketing and advertising channels to create additional value for customers.  This value is ensured by one of the largest opt-in (customer permission) databases in Turkey, a variety of innovative marketing products and channels, and high response rates in comparison with traditional media.  Through this database, advertisers can concentrate on their target market, segment their target groups and send specific messages to their recent and potential customers via different advertising channels.

Turkcell Partner Services

The Turkcell Partner Network is a business ecosystem which expands across international markets such as Ukraine, the United Kingdom, the United Arab Emirates and China.  It comprises more than 200 registered business partners and a community of 7,000 individual developers functioning as application service providers, content providers, service provider system integrators, independent service vendors, and OEM business partners, as well as many other establishments or individuals, which have the potential to develop innovative mobile services and products.  In its broadest sense, Turkcell Partner Program is a versatile business, including a toolset used by this Ecosystem to define, regulate and operate partnership schemes and business models.

Since 2002, Turkcell has been developing new products and services with its partners.  Since 2004, these partnerships have been executed through the Turkcell Partner Program.  More than 10,000 partner applications exist in T-Market as of 2013.  Turkcell Partner Ecosystem comprises a business network of over 10,000 professionals recruited by our partners and their distribution channels.

Turkcellpartner.com serves as a primary digital communication channel for the Turkcell Partner Program and comprises various interactive components:  a portal, blog, wiki, newsletters, RSS, and social media feeds.  The portal also acts as a virtual professional networking platform, wherein partners and individual professionals can expose their skill sets and areas of interest, follow and message each other, and blog about the trends of mobile technologies.

c. New Technology Businesses

We are looking beyond our current value-added offerings and focusing our efforts on continuously developing innovative products, services and solutions to meet our consumer and corporate customer needs and expectations.  We have built a strong innovation partner network consisting of both internal and external innovation resources to extend to new business areas and to provide advanced customer experience with unique value propositions delivered through cutting-edge technology.  We are partnering with various adjacent industry players and startup ventures in verticals such as finance, media and connected living to launch competitive offerings and build new businesses that will both differentiate us in the market and contribute to our growth.  We are also connected to leading global innovation hubs, such as Silicon Valley and Boston in the U.S. and the Far East, to closely follow global market trends and identify new business opportunities.  We are now one of the main local stakeholders for organizations such as Endeavor and the U.S. State Department-lead Global Entrepreneurship Program.  In addition, one of the major activities has been to take an active role in the local entrepreneurial network, since 2002.  We collaborate with key stakeholders such as entrepreneurs, institutional investors, universities, business incubation and acceleration centers, non-governmental organizations, as well as angel investors.

We continuously support initiatives such as acceleration program partnerships, business plan generation competitions, events such as “the Global Entrepreneurship Weekend”, university roadshows, seminars and many others.  In addition to these activities, we recently launched our ‘‘Developers of the Future’’ project which guides the youth population towards becoming mobile application developers and provides them an open innovation platform while they are building their collaborative software projects.

Within the organization, all employees are encouraged to join the innovation process with their voluntary efforts on creating and evaluating new business ideas.  Furthermore, Turkcell has created a team dedicated to corporate entrepreneurship.  Events promoting the sharing of ideas and encouraging brainstorming are organized regularly.

(i) Mobile Finance Business

Turkcell Mobile Payment is a SMS-based operator billing service, which was launched in 2009.  After introducing two new mobile financial services in 2011, Turkcell formed a new strategy in order to increase the penetration of financial services and launched Turkcell Wallet in October 2012, which combined Turkcell’s NFC-based mobile wallet service “Cep-T Cuzdan” and SIM banking platform “Cep-T Para” under a single platform.

The basic principle behind the service, which operates in co-operation with Mastercard, is to link debit, credit or prepaid card numbers with the customer’s GSM number, so that customers can use their GSM numbers to fulfill their daily transactional needs, such as payments (including contactless payment through NFC technology), money transfers with complementary value-added services such as loyalty card advantages.  In addition, Turkcell’s mobile payment capabilities can also be used in public transportation at participating locations.

Turkcell Wallet is a platform open to all banks operating in Turkey.  Since January 2013, six major Turkish banks have participated in Turkcell Wallet (Akbank, Denizbank, Garanti Bank, Is Bank, Vakif Bank and Yapi Kredi) with varying levels of integration; some of the banks support the NFC-function, while others support NFC, as well as other functions.

As of March 2014, Turkcell Wallet had almost 1 million customers, 130 thousand of these customers had activated their wallet by linking at least one card and fifty of the top 100 e-commerce merchants in Turkey accept payment with Turkcell Wallet.

(ii) Digital Media Services

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

Turkcell Magazine Kiosk is an application that gives users free access to the highest quality magazines published in Turkey on their iOS/Android tablets and smartphones.  The magazines available through this application are enriched with additional videos, photographs and music and provide a unique experience to users with 3D animations.

Turkcell Library is an e-book platform that has over 6,000 e-books.  After choosing and purchasing e-books from the Turkcell Library website, users may immediately begin reading using Turkcell Library iOS/Android applications.  Users can synchronize the last page they have read across their Turkcell Library applications so they can continue where they left off and can also access their bookmarks or notes.  In addition, users can share e-book titles on social media with friends.

(iii) Digital Life Services

Travel Services

Turkcell Travel is a mobile application designed specially for the purpose of responding to the travel-related needs of Turkcell subscribers.  The application can be used for several purposes:  checking-in for flights, tracking changes on planned departure or arrival times of flights, city guides which consist of more than 80 cities around the world to gather information, travel suggestions, explore and event schedule sections have rich and updated contents in order to inspire users with travel locations.  It is also possible for users to buy roaming packages in the application.  Other features of the application are:  Packing List, which help users to pack before traveling, Visa information for Turkish citizens, Currency Converter and Dictionary. The application can be used both online and offline.  Turkcell Travel is available for iOS and Android devices.

Tourist Guide is a travel guide application designed for travelers visiting Turkey for all purposes.  Users can search all local interest points such as hotels, restaurants, banks, etc. and view directions on a map.  There are about 200 additional recommended attraction points with special content and photographs.  The application is available on both iOS and Android devices.

Ticketing

SMS Ticket is a service provided by Turkcell that can substitute any kind of ticket (transportation, live events, movies, conferences, etc.) with a SMS.  SMS Ticket contains encoded alpha numeric text which enables the SMS ticket to be used by any kind of phone whether smart or not.  With the extension of a partnership with the Turkish Football Federation, SMS Ticket has been used for the Turkish national football team matches instead of conventional paper tickets.  SMS Ticket gave access to more than 17,000 people to events in 2013.  We anticipate that the use of SMS Ticket will increase in 2014. We expect new opportunities and the expansion of our existing partnerships to keep the ticketing business growing, making Turkcell a ticket aggregator between different platforms.

Music

Music, being a very strong engagement tool for a brand with its customers, is one of the main focuses of Turkcell. We reach more than 20 million people each year via music content, based on their preferences. A 360 degree music experience with a rich catalogue of local and international content is the ultimate target in this area.  In 2014, we enriched and enhanced music offerings of Turkcell for its large consumer base.

Education

In January 2014, the Turkcell Academy, which was founded in 2006 to train Turkcell’s employees, went digital in collaboration with leading educational institutions. This initiative will make digital learning available to Turkcell customers and to the general public with more than 2,000 videos that span a wide range of subjects in 5 categories: Innovation-Entrepreneurship, Leadership, Business World, Technology and Learn with Khan Academy, which provides courses on the basics of sciences and finance.

d. Other Services

(i) International Roaming

Our coverage extends to many countries in the world.  As of December 31, 2013, we have further enhanced our position as the leading mobile operator of international roaming services by expanding our partnership in 207 destinations throughout the world, pursuant to commercial roaming agreements with 686 operators.

Since July 2002, we have provided roaming services for prepaid subscribers of foreign mobile operators visiting Turkey.  We were the first operator to provide such a service in Turkey.  This service, called Passive Customized Applications for Mobile Network Enhanced Logic (“passive CAMEL”), can only be enabled if both operators have installed the CAMEL system on their networks.  As of December 31, 2013, we offered prepaid roaming to the prepaid subscribers of 369 operators in 144 destinations.

Since October 2004, we have offered roaming services for Turkcell prepaid subscribers traveling abroad.  This service, called Active Customized Applications for Mobile Network Enhanced Logic (“active CAMEL”), can only be enabled if both operators have installed the CAMEL system on their networks.  As of December 31, 2013, we offered prepaid roaming to Turkcell prepaid subscribers through 409 operators in 166 destinations.

Since October 2002, we have offered GPRS roaming.  As of December 31, 2013, we allowed our subscribers to access the internet and reach their email accounts while traveling, through 539 GPRS roaming partners across 185 destinations.

In order to balance international SMS traffic, we began signing international SMS Interworking Agreements with other mobile operators in April 2002 and as of December 31, 2013, we have signed 147 International SMS Interworking Agreements.  As of December 31, 2013, our subscribers can send SMS to more than 686 mobile operators located in 207 destinations, including North America and China.

Since December 2005, our subscribers have been able to send and receive MMS to and from subscribers of foreign operators.  As of December 31, 2013, our subscribers were able to send MMS to 149 mobile operators in 78 destinations.

On July 30, 2009, we became the first operator in Turkey to launch 3G Roaming services in many different locations around the world. As of December 31, 2013, our subscribers enjoyed high speed mobile internet connections with 374 operators in 148 destinations.

We have entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan, Libya and Syria.  These arrangements have been entered into in the ordinary course of business and on arm’s-length terms that we believe to be in line with industry standards.  Under the roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totaled less than $2.1 million and our net expense for our subscribers roaming on the networks of operators in the listed countries was less than $1.7 million.  In financial terms, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan, Libya and Syria are material.

IV. Tariffs

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

There are various tariffs based on the subscriber segment (postpaid or prepaid, corporate or consumer).

a. Main Tariffs

We have segmented tariff plans that target specific subscriber groups.  In the postpaid segment, pay as you go tariffs offer flat and on-net (Turkcell subscriber to Turkcell subscriber) usage advantages.  A majority of our customers prefer packages which include minutes to Turkcell, intra-company calls (for corporate segment) and all national directions.  Turkcell also offers all-inclusive packages which are offered with annual fixed price plans that include price discounts and/or extra minutes. In the prepaid segment, the main tariffs offering advantageous prices that are based on a refill amount are “Super Tariff” and “Youth Tariff”.  In addition, we provide fee-based optional minute packages/TRY cards for calls to PSTN (Public Switched Telephone Network).

(i) Consumer Data and Terminal Offers

We have different tariff bundled terminal offers in which minutes, SMS and data services can be bundled with handsets, which could lead to the use of 3G services and mobile broadband.

We also have many mobile Internet data bundled offers based on different customer needs according to their usage patterns, such as lifestyle segments, data amount, usage hours, and seasonal usage.  Examples include shared data packages, throttling data packages, short-term contracted Vinn (dongle) offers, Kamu Vinn, Need-based Vinn offers, monthly Facebook, and Twitter packages.

(ii) Corporate Tariffs and Loyalty Programs

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

We realized that our customers require the optimization and fulfillment of their telecom needs. In order to meet their expectations, for our corporate customers, we launched a new initiative named “Technology Initiative for Corporates”, aiming to match our products and services with the vertical and situational needs of the companies.  With this initiative, we aimed to fulfill their needs as a one-stop shopping experience with the “applicable & affordable Turkcell high quality technological solutions” and let them focus on growing their business.

The initiative falls under five major areas which encompass various mobile and fixed technologies that Turkcell and Turkcell Superonline offer.  These five areas are the primary business areas in which companies in Turkey can benefit the most from our services and improve their businesses in many difference ways.  These areas are Marketing, Management, Network, Cloud & IT and Collaboration.  Within the framework of this initiative, which differentiates us from competitors, we also focus on the situational conditions of the companies, such as “starting a new business”, “opening a new branch”, “cost cutting” and “institutionalization”.

For small and micro businesses, we have dedicated voice and non-voice offers, and provide different benefits for craftsmen, sole traders and professionals such as doctors and lawyers.

We launched our business to business (“B2B”) loyalty program, IsteKazan, in March 2010, for Turkcell corporate customers.  IsteKazan is the first loyalty program focused on the B2B segment, where we have worked with more than 60 different brands across the country.  The main focus of IsteKazan is to offer advantages to our corporate customers and provide them with cost advantages on their non-GSM costs.  Depending on the customer preferences and requirements, the most appropriate solution package is designed, such as discount bundles, cost level alternatives, etc.  With this program, Turkcell corporate customers get discounts in several areas such as market, gas, transportation, technology, car rentals, dry cleaning services, etc.

(iii) Roaming Tariffs

Turkcell intends to provide advantageous price schemes to customers when abroad. With a customer-oriented focus, Turkcell offers products to subscribers with high and low roaming usage.  For subscribers preferring low usage, Turkcell offers a linear roaming tariff known as the “Turkcell World Tariff”.  The subscribers, unless they apply for a specific roaming package, are subject to the Turkcell World Tariff when traveling abroad. In 2013, the new “smart roaming tariff” was launched.  With this tariff, voice/SMS bundle packages and data-only packages are offered.  The smart roaming packages reactivate automatically when the package is over and whenever the customer goes abroad.  Additionally, platinum customers enjoy “super roaming scheme” which enables them to use their domestic tariff while abroad by paying a daily fee.  Other than the smart and super roaming options, Turkcell offers advantageous voice, internet and SMS packages for high usage levels.  Overall, Turkcell aims to provide better roaming experiences with various pricing schemes that fit different usage patterns.

Based on Turkcell’s roaming agreements, Turkcell hosts the subscribers of foreign operators on its network.  When a subscriber of a foreign operator makes a call using Turkcell’s network, that subscriber’s operator pays us our inter-operator tariff (“IOT”) for the specific call type.  IOT is a wholesale tariff applied between mobile operators having roaming agreements.

V. Churn

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

In 2013, the churn rate slightly increased to 27.4%, primarily due to the impact of Turkcell’s compliance with the ICTA decision, dated September 26, 2012, enabling users of mobile lines without subscription to register those lines under their names at no charge.  Each registered mobile line has to be recorded as a churn and also as an acquisition in operators’ records.  Excluding the impact of this decision, our churn rate would have been 26.4%.  We have what we believe to be an adequate allowance for doubtful receivables in our consolidated financial statements for non-payments and disconnections amounting to $324.0 million and $392.9 million as of December 31, 2013 and 2012, respectively.

VI. Seasonality

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

VII. Mobile Network

a. Coverage

Statements regarding our 2G coverage are based on the ICTA’s specifications as well as TUIK’s announcements regarding the population, and statements regarding our 3G coverage are based on the ICTA’s 3G coverage calculation specifications issued on April 25, 2012.  Our mobile communications network is designed to provide high-quality coverage to the majority of Turkey’s population throughout the areas in which they live, work and travel.  As of December 31, 2013, Turkcell covered 92.2% of Turkey and 99.5% of its population, including 100% of cities with a population of 1,000 or more.  Coverage also includes a substantial part of the Mediterranean and Aegean coastline, and during 2013, we enhanced coverage in low populated areas (populations of less than 1,000 people) as well.  We have significantly exceeded the minimum coverage requirements of our license.

We have also expanded our mobile communications network to add capacity to existing service areas and to offer service to new areas, including the improvement of existing urban, suburban and intercity road coverage.  In 2014, we will continue to expand our coverage and further enhance capacity in populated areas.  During 2014, Turkcell will continue with the roll out of 2G coverage to 1,799 settlements of populations of less than 500 (total population is around 258 thousand) within the scope of the Ministry of Transport, Maritime Affairs and Communications’ Rural Coverage Project as part of Universal services.  We started the service in August 2013 and as of the end of 2013, infrastructure covering 550 settlements has been installed within the scope of the project, with network sharing technology, which enables all operators to use the same BTS, BSC and IP Transmission lines.

We commercially launched 3G simultaneously in 81 province centers and major cities in Turkey in July 2009.  As of December 31, 2013, we had covered 86.2% of Turkey’s population and more than 99.5% of all metropolitan municipalities’ population.  With the advantage of higher quality communications provided by the widest spectrum in 3G, Turkcell will continue to offer seamless communications services to its customers with by far the most extensive coverage amongst its peers.

b. Quality of Service

The ICTA published a “Regulation on Quality of Service in the Electronic Communication Sector” on September 12, 2010, effective as of December 31, 2011 (see “—Regulation of the Turkish Telecommunications Industry” for further details).  Turkcell Network is currently above the standards set by the statement.  As usual, “Call Drop” was one of the major Quality of Service figures that we focused on during 2013.

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

Turkcell has been awarded the ISO 9001 certificate since 1999 and renews its ISO 9001 certification every two years in the scope of design, installation, operation, sales, after sales services of global mobile communications within Turkcell Functions.  The latest certification Turkcell was awarded is the ISO 9001:2008 Quality Management System Certificate in 2011.  In addition, Turkcell received the ISO/IEC 20000-1:2005 IT Service Management System Certificate in January 2011. As the first telecommunications company with the ISO 20000-1:2005 certificate in Turkey, Turkcell has promoted the adoption of an integrated process approach to effectively deliver managed services to meet business requirements.

c. Network Evolution

(i) Access Network

In 2013, we continued to develop and improve the quality and capacity of our network.  In urban areas, we increased coverage and capacity by placing network infrastructure in commercial sites such as shopping malls, business complexes and entertainment centers.  We began using Pico BTS and Femto (Small Cell) solutions to further enhance our coverage at some places where signal penetration problems may exist due to thick concrete walls, coated glass windows, basement floors, etc.  We also focused on Special Distributed Antenna Solutions and customization of parameter settings in major stadiums to maximize the capacity of our 2G/3G Access Network and together with Turkcell Superonline we have also implemented WiFi offload integrated with Turkcell 3G network to further enhance the customer experience.  We are the only operator in Turkey that can increase its carrier number up to 4, due to our A-type license agreement.  We use this feature to increase our capacity and provide services to a larger number of subscribers.  In 2013, we continued to increase the number of carriers with the advantage of A-type license (2x20 MHz) and we believe that we have sufficient bandwidth to serve our current and projected short-term subscriber base and that we currently meet the capacity requirements of both our 2G and 3G subscribers.

We have achieved a speed of 43.2 Mbps through dual carrier technology in 99% of the coverage area across the country.  We have also implemented HSUPA 5.76 Mbps in our entire 3G network.  In the GSM network, EDGE is used as a complementary technology to UMTS/HSPA.  EDGE is an evolution of the GSM technology which allows consumers to use cellular handsets, PC cards and other wireless devices at faster data rates up to 300 Kbps.  Today, all of our base stations are supporting EDGE technology.  To enhance our 2G network capacity where congestion is a possibility, we intend to construct additional network sub-infrastructure, or implement technological advances that will permit bandwidths to be used more efficiently.

(ii) Transmission Network

Turkcell is the first operator in Turkey to start deploying All-IP NodeBs throughout its network.  We are not only expanding our 3G network but also migrating legacy TDM GSM sites to IP through the deployment of Abis over IP technologies.  Thus, we currently have an All-IP mobile backhaul of more than 20,000 BTSs and Node-Bs that provides resiliency, ease of operation and operational expense advantages.  In addition to this, we have also invested in topology redundancy projects due to our IP/MPLS backhaul for better service availability.  Backhaul bandwidth capacities were increased for wide coverage of 42 Mbps dual-carrier applications and the Microwave Radio Link network was modernized for Native Ethernet and Adaptive Modulation support to increase availability and reduce outages due to severe rain conditions.  Usage of fiber connectivity is moving deeper from High RAN aggregation points towards Low RAN aggregation points.  Also fiber to the site applications have been started for LTE readiness of sites with very high traffic.

(iii) Core Network

The whole Turkcell Core Network is currently composed of new layered structure Next Generation Network (“NGN”) nodes.  By using MIP structure, we get (i) full redundant MSC-Ss, (ii) redundant physical interfaces to MGWs, (iii) CAPEX efficiency, and (iv) improvement in radio network KPIs.

We have deployed and continue to develop our GPRS network to provide the speed and reliability to meet the demand of our businesses and consumers.

(iv) Services and Platforms

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

d. Network Operations

We have primarily employed experienced internal personnel for network engineering and other design activities while employing suppliers for our network infrastructure and as our partners in product/service development. Our suppliers install the base station cell site equipment and switches on a turn-key basis, while subcontractors employed by our suppliers perform the actual site preparation.

e. Network Maintenance

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

f. Site Leasing

Once a new coverage area has been identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites.  In urban areas, typical sites are building faces and rooftops.  In rural areas, masts and towers are usually constructed.  Our technical staff also identifies the best means of connecting the base station to the network.  Once a preferred site has been identified and the exact equipment configuration for that site determined, we start the process of site leasing and obtaining necessary regulatory permits.  Site leasing processes and construction of the masts or towers is performed by Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), a company 100% indirectly owned by us.  We lease the sites and towers based on the agreed tariffs and also buy antenna space and provide maintenance and management services from Global Tower.

g. Business Continuity Management (“BCM”)

Turkcell Business Continuity Management identifies potential threats, their impact and provides a framework for building resilience with the ability to create an effective response that safeguards the interests of our key stakeholders, their reputation, brand and value-creating activities.  We established Business Continuity Management System (“BCMS”) to implement, operate, monitor, review, maintain and improve the business continuity.

Turkcell BCMS is assisted by the coordinators and business continuity virtual team.  Regular BCM training and awareness programs are carried out throughout the organization.  The effectiveness of BCMS is monitored every year through internal/external audits, and integrated exercises, the results of which are reviewed in management review meetings.  In 2013, we exercised and tested our business continuity plans, communication and warning procedures to ensure that they are consistent with the business continuity objectives.

Turkcell’s BCM will be able to cover the majority of Turkcell’s operations through potential environmental events and natural disasters.  Our aim is to ensure the continuity of the call, messaging, internet and societal security services at acceptable predefined levels following disruptive incidents.  Business continuity plans are prepared by taking into consideration the customer’s expectations, company policies and legal obligations.  They are regularly exercised to guarantee the operation in case of an emergency.  We are continuously improving our business continuity capacity in accordance with the “ISO 22301 Societal Security, Business Continuity Management System” international standards and continue to work with our group companies while preserving our image as a reputable and solid GSM operator.

In 2013, Turkcell was awarded its ISO 22301 certification which demonstrates our commitment to provide reliable services to our customers.  Turkcell aims to ensure both employee safety and the continuity of its call, messaging, internet and societal security services.

VIII. Sales and Marketing

We design our sales and marketing strategy around subscriber needs and expectations.  We try to ensure the loyalty of our subscribers by providing offers, campaigns and our advanced service delivery platforms.

a. Sales Channel

Our nationwide distribution channel is an important asset that helps us differentiate ourselves from our competitors and achieve our sales targets.  Our strong and extensive distribution network consists of distributors, Turkcell Distribution Centers (“TDC”), Corporate Solution Centers, non-exclusive dealers, Turkcell Communication Centers (“TIMs”), Turkcell Stores and Consumer Electronic Chains, as well as points of sale for scratch cards and prepaid airtime, including digital channels, ATMs, POSs, web, call centers, supermarkets, gas stations and kiosks.  We sell postpaid and prepaid services to subscribers through our distribution network.  The number of exclusive and non-exclusive dealers totaled approximately 15,200 sales points as of December 31, 2013.

Our exclusive retail network consists of powerful retail dealers with good locations, modern designs and superior after-sales service.  TIMs lead the market with their user friendly atmosphere, new products and services and dedicated employees.  In 2009, TIMs were relaunched with the motto “We aim to ease your life with technology” in order to enhance our customer service oriented image under the “TIM” brand.  As of December 31, 2013, Turkcell had 1,190 exclusive sales points.  Every year, 25 million customers are served by our specialized sales force, which consists of 8,878 people in TIMs.  In addition, the six flagship Turkcell Stores, fully operated by Turkcell, continue to enhance Turkcell’s brand image in the retail world by providing what we believe to be the best customer experience and introducing top-of-the-line new products and services to our customers.  Moreover, we have 278 Technology Specialists in TIMs who coach the entire sales force, help customers experience technology and spread the latest technological information.

Our non-exclusive dealer network provides us with a high penetration of Turkcell products and services in Turkey.  Our 41 TDCs are aimed at enhancing our distribution effectiveness in the non-exclusive channel and ensure the timely and efficient distribution of Turkcell products and merchandising materials.  They also facilitate the Turkcell brand and offer awareness in this competitive channel.

Alternative sales channels are re-designed under five main branches:  Telesales, New Sales Channels, Electronic Market Chains, Online Sales and Self-Service Channels.

We are working on attracting our customers to all of our channels through digital channels and by co-branding.  We offer our customers fast and safe access to our products and services 7/24 via turkcellmagaza.com, our online sales channel.  Another channel is our Self-Service Channel (which consists of ATMs, Call Centres, internet branches of banks, Kiosks, turkcell.com.tr and in other channels, over 10 thousand national and local markets and post office branches) where we give our customers the opportunity to access Turkcell’s products easily and quickly.

All dealers are compensated based on the number of new subscribers who they sign up and the level of such subscribers’ usage, as well as additional incentives based on their performance.

Sales Management develops strong relationships with and promotes brand loyalty among dealers through a variety of support and incentive programs.  Training programs aim to educate dealers’ personnel on the technical aspects of our products and services, as well as sales techniques to increase sales and enhance customer relations.  The technological development projects commenced in 2007, coupled with merchandising services, point-of-purchase (“POP”) materials and channel specific campaigns, help to support the sales efforts in all of our sales channels.

We address strategic enterprises, large enterprises and medium businesses through three channels, which are account managers and small businesses with indirect sales channels, corporate focused dealer organizations and telesales operations.  With the objective of coordinating all sales processes, working closely with more customers and improving effectiveness and efficiency, corporate customers are managed directly by these sales channels.  The main aim of this activity is to provide mobile services to large and medium enterprises and small and medium businesses in order to meet their communication requirements and also to support these solutions with retention and acquisition programs and tariffs.  We work closely with solution partners and application providers to integrate mobility into companies’ operations through tailor-made total solutions packages.

b. Advertising

We have continued to bring innovations in the mobile communications world, and thus, we believe we have improved the lives of our subscribers with time-saving solutions and products that ease and enrich their lives.

Our goal is to become one of the strongest brands in Turkey.  Being one of Turkey’s most beloved brands, we are helping our customers reach anything, anywhere and anytime by providing them with innovative technology solutions.  In 2013, we focused on understanding the needs of each consumer segment thoroughly and offered to them tailored solutions comprising our value offers:  superior coverage, 3G speed and mobile technologies, more advantages, outstanding and extensive service quality, and leadership in social responsibility.  With our renewed vision, we lend our power to our customers by enabling them to be more connected to life with simple communications solutions ready at their fingertips.

In 2013, brand communications remained focused on strengthening Turkcell’s brand image.  Along with that, Turkcell Group companies’ branding principles were also reviewed in order to build a clearer link with Turkcell and to create a more powerful and unified Turkcell brand.  Turkcell brand communications continued to be harmonized in different forms of media, such as television, internet, outdoor events, etc., in order to deliver more consistent messages.  In 2014, our goal is to have the highest level of brand awareness and to maintain our image as the leader among competitors, as we have been doing for nearly 20 years now.

c. Customer Services

The key part of our strategy is to provide basic and premium services by thinking and acting in a customer-focused manner.  Our goal is to sustain a continuous relationship with the customer through customer satisfaction.  We aim to achieve operational excellence throughout all customer touch points by continuously improving processes and services.  We design our processes and service structure based on customer feedback.  In 2013, we expanded this practice and started to implement segmented customer experience, focusing on consumer’s lifestyles, consumption habits, jobs, etc., and offering services accordingly.

We mainly work with two companies, Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”) and Hobim Bilgi Islem Hizmetleri A.S. (“Hobim”).  Hobim handles printing services of scratch cards and invoices as well as archives subscription documents for us.  Turkcell Global Bilgi offers 24 hours-a-day, 7 days-a-week contact center services at several sites and manages more than 200 million contracts annually.  Turkcell’s customer service strategies for contact centers are implemented by Turkcell Global Bilgi and we ensure that customer services and customer satisfaction programs, which are also provided by Turkcell Global Bilgi, are executed in line with Turkcell’s strategies.  Turkcell Global Bilgi’s success has been verified by a number of domestic and international awards in 2013.  Among these were “The Bronze Medal winner for Best Outsourcing Partnership” in the world, “The Gold Medal winner for Best Outsourcing Partnership” in the EMEA region and “The Silver Medal for Best Customer Services Facility” in Europe at the Europe Call Center Awards.  With regard to Turkcell’s customer satisfaction, we received “The Customer Satisfaction Sustainability Award” at the National Quality Awards organized by the Turkish Quality Association (“KalDer”) for sustaining our number one ranking in the Turkish Customer Satisfaction Index for the past seven years.

We also offer customer service at face-to-face centers.  Our centers are established all around Turkey in order to meet our customers’ technological needs and demands.

Furthermore, meeting the service needs of our customers online is crucial for us.  We have a self-service application for customer service called My Account which is available on web, mobile and smartphone platforms.  We also respond to customer requests on social platforms, both proactively and reactively.  Services through web chat, e-mail and SMS chat were recently launched for specific customer segments, according to their service needs.

For corporate customers, account managers are assigned for exclusive service.  An account manager is the single point of contact and provides proper solutions in response to customer needs.  While managing our corporate customers through four sales segments, we also support our customers through e-mails, calls and back office, under the umbrella of our Contact Center. We have Corporate Customer Representatives to support direct requests from our strategic enterprises and large enterprises and/or to support indirect requests received through our account managers. In addition, for small and medium businesses, we aim to meet faster and higher quality service standards by providing online solutions to satisfy the demands of our sales teams regarding their customers’ demands with our “Field Support Desk”.

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

Turkcell has been awarded the ISO 10002 certificate since 2011 and continuously renews its ISO 10002 certification every year in the scope of design, installation, operation, sales, after sales services of global mobile communications within Turkcell Functions. The latest certification is ISO 10002:2004 Quality Management-Customer Satisfaction-Complaints Handling Certificate, which was awarded in 2012.

IX. International and Domestic Subsidiaries

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

In line with our business strategy, in 2010 we signed a wholesale traffic purchase agreement to provide voice and data services in Germany targeting the local Turkish population and other mobile users with close ties to Turkey.

Our international and domestic endeavors will continue in 2014.  We will continue to selectively seek and evaluate new investment opportunities both in our main and adjacent communication and technology business areas as well as the businesses outside of the scope of our core business.

Ukraine—Life:)

We acquired our interest in our subsidiary Astelit on April 2, 2004, by purchasing the entire share capital of Astelit’s parent, CJSC Digital Cellular Communications (“DCC”), from its shareholders.  Astelit, 99% owned by DCC, held a nationwide GSM1800 license.  On April 4, 2006, Astelit announced a merger of DCC and Astelit, which was completed on August 1, 2006.  Our interest in Astelit is held through our wholly-owned subsidiary, Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Uluslararasi”), which holds 55% of Euroasia, which is the 100% owner of Astelit.  System Capital Management Limited (“SCM”) indirectly holds 45% of Astelit.

Astelit began its operations in the Ukrainian market in February 2005 with its new brand “life:)”.  As of December 31, 2013, Astelit had 12.6 million subscribers, a 13.5% annual increase from 11.1 million subscribers as of December 31, 2012.  The majority of subscribers are prepaid subscribers as of December 31, 2013. Astelit’s three-month active subscribers reached 9.2 million as of December 31, 2013 from 8.0 million subscribers as of December 31, 2012. During the third quarter of 2010, the definition of active subscriber was modified to churn out any subscriber whose only activity was the receipt of bulk SMSs or call forwarding.

The life:) brand has become one of the best known in the country and reached 99% recognition in the market due to its strong differentiation from existing mobile brands and focus on innovation, transparency and youthful spirit.  The company has been known in the market as one of the most dynamic and innovative ever since life:) was the first to introduce a number of new technologies and products that had previously been unavailable to Ukrainian subscribers.  The company is highly targeted to keep its innovation leadership in marketing and sales.  In 2011, Astelit adopted its new regional strategy, which divides the country into three major regions and focuses on each region with tailored marketing and sales activities.  As a result, Astelit expands and improves its sales network to bring its products and services to the most remote parts of the country.  By the end of 2013, Astelit had 49,554 non-exclusive sales points throughout Ukraine, 197 life:) exclusive sales points, 167 branded life:) partners’ sales points and 80 customer service centers operating in 59 cities in the country.  As of December 2013, Astelit provided roaming opportunities in 185 countries via 633 roaming partners.

As of December 31, 2013, Astelit operated in 100% of the cities of Ukraine with a population of more than 10,000 inhabitants and more than 29,775 settlements, and all principal intercity highways and roads, which corresponds to coverage of approximately 98.4% of the whole population of Ukraine or 93.9% geographical coverage with 11,222 base stations.  Cumulative capital expenditure for the development of Astelit’s coverage amounted to $1,503 million as of December 31, 2013.  In 2014, Astelit will continue investing to increase capacity of its network.

Astelit is strongly dedicated to further developing innovations in the market and if a 3G and/or LTE license were to be made available, we would consider submitting a bid, but no timetable has been announced.  If successful, the associated costs would increase our Ukrainian financing needs, which could in turn require us to consider new sources of funding or the extension of existing sources.  If we are not successful in the pursuit of such a license, because, for example, the cost is prohibitive and/or the number of licenses available is limited, we could find ourselves at a competitive disadvantage in this market.  Currently, there is only one 3G license (UMTS/WCDMA) that has been granted in Ukraine.  This license has been granted, without tender, to the state-owned company, Ukrtelecom, which was privatized in 2011 and was acquired by SCM in 2013.  Ukrtelecom had completed the spin-off procedure of its mobile communication division and established a separate legal entity, “TriMob LLC”.  Currently, Ukrtelecom has transferred its 3G license (30 MHz in each region), network infrastructure and subscribers base to “TriMob LLC”.

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

The technical specifications for the MNP call routing model have been adopted by the State Service of Special Communication Administration and came into force on December 7, 2012.  The launch of MNP service has been officially delayed by NCRCI until July 1, 2014.

Since the acquisition of Astelit in the second quarter of 2004, the results of our operations in Ukraine have been consolidated in our consolidated financial statements.

As of February 1, 2012, Astelit had debt repayments due to Euroasia in the amount of $150 million and to Financell in the amount of $173 million.  Since June 2011, Astelit has not met the payment obligations, which were waived until February 1, 2012.  Since that date, our Board of Directors has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations to Euroasia and Financell totaling $323 million and defaulted on its loan agreements (As of December 31, 2013, Astelit’s unmet obligations under its loan to Financell and Euroasia reached a total of $598 million). As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $554 million (currently decreased to $176 million, following our $150 million guarantee payment and other principal payment) and waivers were obtained for the aforementioned loans before December 31, 2013. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts.  Additionally, Financell has a second priority pledge on Euroasia shares held by the SCM together with a guarantee and indemnity given by SCM.  Financell has rights to commence enforcement of pledges and guarantee under certain conditions.  In addition to the Euroasia Loan and Financell Loans, as described above, Astelit has defaulted on one SCM loan agreement currently totaling $39 million (“SCM Loan”).

In the same vein, Euroasia, which had previously borrowed $150 million to finance Astelit, also defaulted on its loan on March 30, 2012.  As a guarantor, we paid $150 million to related banks on April 6, 2012.  In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by SCM has been established in favor of Turkcell.  Upon payment of the guaranteed amount, Turkcell has the right to commence enforcement of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above) totaling $176 million and waivers have also been obtained for the aforementioned loans.  As no waiver has been received for the SCM Loan from SCM, this loan has been classified in current liabilities.  Accordingly, as a result of the event of default, SCM has the right to demand immediate loan repayment, although it has not perfected any pledges in connection with this loan.

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

At December 31, 2013, Belarusian Telecom had 1,238 thousand registered subscribers, the majority of whom were prepaid, and had 135 exclusive and 829 non-exclusive sales points.  In the third quarter of 2013, the churn policy was revised pursuant to a management decision.  With this change, the lifecycle methodology is in line with the market practice of “180 days after any refill plus 90 days quarantine period”, previously exercised as “180 days after any refill plus 15 days quarantine period”.  It is estimated that Belarusian Telecom’s total registered subscribers would have been approximately 85 thousand less in 2013 should the churn policy have remained unchanged.

At December 31, 2013, Belarusian Telecom operated 2G services in all, and 3G services in 98.8%, of the cities with a population of more than 10,000, and provided 2G services on all principal intercity highways and roads of Republic of Belarus (total length of all Belarus highways and roads is 15,476 km), which corresponds to coverage of approximately 99.98% of the entire population of Belarus, or 97.9% geographical coverage.

As of February 1, 2012, mobile number portability was launched with a donor initiated mechanism where subscribers who want to port their numbers had to apply to their existing operator, which is in favor of the dominant market players.  Recently, the mobile number portability model has been revised with a recipient-initiated mechanism and is expected to be effective as of April 3, 2014.

Turkcell Kuzey Kibris

Turkcell Kuzey Kibris, a 100% owned subsidiary of Turkcell, was established in 1999.  As of December 31, 2013, Turkcell Kuzey Kibris had 0.43 million subscribers.

On April 27, 2007, Turkcell Kuzey Kibris signed a license agreement for installation and operation of a digital, cellular and mobile telecommunication system with the Ministry of Communications and Public Works of the Turkish Republic of Northern Cyprus.  The license agreement became effective on August 1, 2007 and replaced the previous GSM-Mobile Telephony System Agreement dated March 25, 1999, which was based on revenue-sharing terms.  The new license agreement granted a GSM 900, GSM 1800 and IMT 2000/UMTS license, for GSM 900 and GSM 1800 frequencies, while the usage of IMT 2000/UMTS frequency bands is subject to the fulfillment of certain conditions.  The license agreement is valid for 18 years from the date of signing. The license fee was set at $30 million including VAT.  The license fee was financed by Turkcell Kuzey Kibris through internal and external funds.

On March 14, 2008, Turkcell Kuzey Kibris was awarded a 3G infrastructure license at a cost of $10 million including VAT, which was paid at the end of March 2008.

In the third quarter of 2010, Turkcell Kuzey Kibris completed and began operating the radio transmission (airlink) project providing direct international voice and data connection to the mainland.  The project is the only direct connection in the Turkish Republic of Northern Cyprus, aside from the Telecommunication Authority.

On October 1, 2012, Turkcell Kuzey Kibris was authorized by National Regulatory Authority (“NRA”) as Internet Service Provider and Infrastructure Provider for establishment and maintenance.  Turkcell Kuzey Kibris applied for a right of way to major municipalities and the Ministry of Transportation in order to establish a national fiber optic infrastructure. On January 24, 2014, a protocol between Turkcell Kuzey Kibris and the Ministry of Transportation was signed for the right of the way for highway sides.  The project will be completed only after the signing of a similar agreement with the municipalities for the right of way within the city borders.

Authorities in Northern Cyprus have been working on certain regulatory changes, after the enactment of the framework law, including call termination rates, quality of services, consumer rights and data privacy.  These regulatory changes may have an adverse affect on our business in Northern Cyprus.

The National Regulatory Authority started the consultation for termination market analysis and benchmark study for termination rates for both mobile and fixed markets in March 2014. Their intention is to regulate the termination rates in 2014.

Turkcell Europe

Turkcell Europe was founded by Turkcell in 2010 as a mobile virtual network provider (MVNO) providing service over the T-Mobile (Deutsche Telekom AG) network.  Headquartered in Cologne, Germany, Turkcell Europe commenced activity in March 2011.

Turkcell Europe offers Turkcell’s service quality across both Germany and Turkey not only to the people of Turkish origin living in Germany but also those who have close commercial contact with Turkey.

Besides providing advantageous offers to those who call Turkey from Germany, Turkcell Europe, which offers the advantages of using Turkcell also in Turkey, aims to provide its customers in Turkey and Germany with a unique user experience.  Furthermore, Turkcell Europe subscribers can access the products and services offered exclusively to Turkcell users via T-Mobile, Germany’s premier mobile communications network operator.

With its extensive distribution network, Turkcell Europe offers services to its customers at over 2,500 locations spread across Germany, with a membership base of around 0.4 million subscribers as of December 31, 2013.

In order to increase the efficiency of our operations in Germany, we may consider a change in our business model prior to the termination of the contract with Deutsche Telekom AG.

Financell

Financell is incorporated under the laws of The Netherlands and has its registered address in The Netherlands.  It is established as an intermediate financing company that is wholly owned by Turkcell.  Financell will borrow funds from third-party lenders with or without a Turkcell guarantee to fund other Turkcell subsidiaries.

Turkcell Global Bilgi

On October 1, 1999, we established Turkcell Global Bilgi in order to provide telemarketing, telesales, and call center services, particularly for us.  In 2005, Turkcell Global Bilgi completed its transition from call center to contact center as Turkcell Global Bilgi started to manage customer contacts at every channel.  As of December 31, 2013, Turkcell Global Bilgi employed 6,549 employees, of which approximately 52% provide us with customer care and retention services, around 41% serve customers of other clients while the remainder work as administrative personnel.  We own 100% of Turkcell Global Bilgi.

Turkcell Global Bilgi has owned a 100% share of Global-Bilgi LLC since 2008, which operates in Ukraine and provides telemarketing and telesales.  Global Bilgi LLC launched a branch office in Russia in April 2013, in order to maintain a presence in the Russian market by increasing business relations and development activities with current and potential customers.

Turkcell Global Bilgi has owned a 99% share of Global Bilgi FLLC since 2009, which was operating in Belarus to provide call center services.  In 2013, a liquidation process began for Global Bilgi FLLC, which solely served our subsidiary Belarusian Telecom.  Belarusian Telecom will continue to perform call center operations in house.

Inteltek

Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (“Inteltek”) operates fixed-odds betting and pool games on sports games.  Currently, Turkcell holds 55% of Inteltek through its wholly owned subsidiary Turktell Bilisim Servisleri A.S. (“Turktell”), while Intralot, a Greek gaming company, holds 20% and Intralot Iberia Holding, a Spanish company, holds 25%.

Inteltek’s business is currently operated under a contract entered into on August 29, 2008 with Spor Toto Teskilati A.S. (“Spor Toto”).  The current contract is based on specific Turkish legislation relating to gaming enacted in 2008 and was entered into following numerous legal challenges to prior contracts.  Under the current contract, Inteltek runs the sport betting business, iddaa, for a period of 10 years, effective as of March 1, 2009 and superseding a prior agreement.  Under this contract, Inteltek guaranteed TRY 1,500 million (equivalent to $674 million as of March 14, 2014) turnover for the first year of the contract and has given similar guarantees for future years.  The guaranteed turnover for the following years will be computed using producer price indices.  Inteltek shall pay the guaranteed turnover difference (after deducting commission income) to Spor Toto if actual turnover is below guaranteed turnover.  To date, actual turnover has exceeded that amount.  In addition to the foregoing, Inteltek signed a mobile betting dealer agreement with Spor Toto on January 12, 2010, which gives it the right to operate 1,000 mobile terminals.

In the context of evaluating investment opportunities in neighboring countries, Azerinteltek Closed Joint Stock Company (“Azerinteltek”) was incorporated on January 19, 2010 in Azerbaijan and is 51% owned by Inteltek.  Azerinteltek received authorization from the Ministry of Youth and Sport of the Republic of Azerbaijan and signed the Agreement with Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed-odds and parimutuel sports betting business in Azerbaijan for a period of 10 years.  Azerinteltek started its operations, with the brand name “Topaz”, on January 18, 2011 and reached 522 agents as of December 31, 2013.  As of January 1, 2013, Azerinteltek has been authorized to engage in the operation of lottery games by Azerlotereya for a period of 3 years.

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

Established to be an innovative telecom service operator and with its extensive international connectivity, Turkcell Superonline offers its international and national clients wholesale voice termination international leased data lines, internet access, telehouse and infrastructure services.  Furthermore, Turkcell Superonline is in the retail broadband market, bringing fiber optics to residences.  Turkcell Superonline provides fast communication technology with its own fiber optic infrastructure in Turkey and provides telecommunication solutions to individuals and corporations in the areas of voice, data and videos.

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

Turkcell Superonline won the tender of BOTAS, Turkey’s state-owned pipeline company, for the indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years, including the right to install additional fiber optic cables and the right to use the capacity of these fiber optic cables during the same period.  This transaction has been considered as a finance lease as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS and Turkcell Superonline made a significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease.  The recognized cost of the indefeasible right of use as of December 31, 2013 is $18.5 million (December 31, 2012:  $19.5 million).

Turkcell Superonline began to provide 1000 Mbps service to homes in May 2011 for the first time in Turkey in line with the Turkcell Group’s strategy to provide state-of-the-art technology for its customers with top quality service.  Turkcell Superonline has rendered Turkey one of the first five countries in the world where a 1000 Mbps connection is provided to homes thanks to this service option.

On August 12, 2011, Turkcell Superonline signed a Share Purchase Agreement to acquire a 100% stake in Global Iletisim, which is specialized in providing internet and telecommunications services. In November 2011, the control over Global Iletisim was acquired from Yildiz Holding AS for a consideration of $(0.5) million.  Turkcell Superonline and Global Iletisim merged on March 30, 2012.

On March 7, 2013, Turkcell Superonline signed a Share Purchase Agreement to acquire a 100% stake in Deksarnet Telekomunikasyon A.S. (“Deksarnet”) which is an affiliate of Vestel Elektronik San. ve Tic. A.S. Group.  In July 2013, the control over Deksarnet was acquired from Vestel Elektronik San. ve Tic. A.S. Group for a consideration of $1.8 million.  Turkcell Superonline and Deksarnet merged on December 3, 2013.

On January 31, 2014, Turkcell Superonline signed a share purchase agreement to acquire a 100% stake in Metronet İletişim Teknoloji A.S. (“Metronet”).  The enterprise value is determined as TRY 29 million based on the studies undertaken by our Company.  The transfer of shares should take place following the approvals received from related authorities.  As per the share purchase agreement, the purchase price will be paid on the closing date.

Metronet provides communication services including internet, voice and digital services in Turkey.  With this acquisition, Turkcell Superonline’s fiber in-city coverage will increase to 14 cities, up from the existing twelve.  Furthermore, Turkcell Superonline’s home pass will increase by approximately 100 thousand once Metronet’s infrastructure integration is completed.

In 2013, Turkcell Superonline continued to invest in its transmission network by expanding the intercity and in-city fiber optic backbone along with establishing new fiber-based access points in selected residential and industrial areas for end-users and commercial account-holders.  As of December 31, 2013, Turkcell Superonline’s installed backbone was approximately 32,300 km long and its services reached 12 cities, including Istanbul, Ankara, Izmir, Bursa, Kocaeli, Adana, Gaziantep, Antalya, Mersin, Samsun, Trabzon and Kayseri in Turkey. Turkcell Superonline increased its home passes to around 1.7 million as of December 31, 2013 from around 1.3 million a year ago. The total number of fiber subscribers rose to 570 thousand as of December 31, 2013 from 425 thousand  a year ago.

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

Turkcell Superonline aims to continue to invest in and expand its own fiber optic network and further utilize the group synergy created with Turkcell.  The Company intends to continue to take advantage of business opportunities within the broadband industry in 2014.

Global Tower

Global Tower, founded in 2006, is a wholly owned subsidiary of Turkcell and the leading technology infrastructure operator in Turkey.  Its Ukraine branch, UkrTower, was founded in 2009.  With the vision of “Carrying Communication Everywhere”, Global Tower rented, built and leased more than 7.500 towers for Telecom Operators and TV & Radio Broadcasters in Turkey and Ukraine.  Today, Global Tower’s core business consists of renting from landlords, selling electronic equipment, installation, implementation, maintenance, tower and rooftop site leasing.  Global Tower serves diverse markets including telecommunications, TV & radio broadcasting and providing technology services.  The main goal of Global Tower in targeted markets is to increase cost efficiency by sharing sites and services.  Global Tower’s site sharing business model eliminates the initial investment costs of its clients, decreases environmental impacts and promotes efficient use of resources.  Global Tower manages 7,663 tower and 14,500 rooftop contracts for Turkcell and installs more than 1,000 sites each year for Turkcell and other operators.  Many of the most famous radio and TV channels of Turkey have located their transmitters in Global Tower sites.  Besides Telecom Networks, SCADA/Telemetry Networks implementation and maintenance are in Global Tower’s scope.  From the day it was established, Global Tower has achieved a rapid and persistent growth and aims to continue its growth by providing high quality and efficient services.

Turkcell Teknoloji

Turkcell Teknoloji, a wholly owned subsidiary of Turkcell, commenced operations in 2007 in the TUBITAK Marmara Research Center Technological Free Zone in Kocaeli, Turkey.  In 2013, Turkcell Teknoloji consolidated its operations in Teknoloji Plaza, Maltepe, İstanbul Turkey.  Turkcell Teknoloji’s new R&D center, which accommodates more than 700 researchers, has been accredited by the Ministry of Science, Technology and Industry.  Turkcell Teknoloji’s established team of experts develops a wide range of convenient and reliable solutions with innovative roadmaps.  Through integrated intelligence and high performance capabilities, Turkcell Teknoloji’s comprehensive portfolio addresses the following domains:  SIM asset and services management, location-based services, value-added services, roaming solutions, big data processing, business intelligence applications, CRM solutions, network management, mobile finance, terminal applications, cloud solutions, mobile marketing machine-to-machine communication technologies and revenue management solutions.

Turkcell Teknoloji’s innovative solutions have been recognized internationally.  Turkcell Teknoloji won the following awards in 2013:

•                                          Turkcell Wallet, Best Technological Innovation in Payment Systems — Best NFC Solution, Emerging Payment Awards, 2013;

•                                          Fraud Management System with Enhanced Holistic Approach, Global Telecom Business Innovation Award, 2013;

•                                          Single Rating Engine, Global Telecom Business Innovation Award, 2013;  and

•                                          Realtime-Charging, Global Telecom Business Innovation Award, 2013.

To ensure a permanent competitive edge and value for its solutions, Turkcell Teknoloji cooperates with a wide network of national and international R&D companies, universities and research centers and plays an active role in international R&D programs.  With the goal of being Turkey’s leading R&D and innovation base, Turkcell Teknoloji demonstrates the value it attaches to innovation with its increasing number of patents each year.  Turkcell Teknoloji placed in total 277 national and 43 international applications for patents, of which 79 have been granted to date.

Equity Accounted Investments

(i) Fintur

We hold a 41.45% stake in Fintur, which holds interests in international mobile communications operations.  Below is a description of the businesses currently held by Fintur.

Azercell

Fintur indirectly owns 51.3% of Azercell Telekom B.M. (“Azercell”), which offers GSM services on both a prepaid and a postpaid basis in Azerbaijan.  As of December 31, 2013, Azercell had approximately 4.4 million subscribers, of which approximately 0.4 million were postpaid and approximately 4.0 million were prepaid.

The agreement for the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell was signed in February 2008 and Azertel A.S., the parent company of Azercell, acquired the Republic of Azerbaijan’s entire stake.  Azertel’s ownership in Azercell increased to 100%; however, Fintur’s effective ownership in Azercell remains at 51.3%.  Azercell was granted a 3G license in the fourth quarter of 2011 and 4G license in the second quarter of 2012.

Geocell

At December 31, 2013, Fintur indirectly owned 100% of Geocell Ltd. (“Geocell”), which operates a GSM network and offers mobile telephony services in Georgia.  As of December 31, 2013, Geocell had approximately 1.8 million subscribers, of which approximately 0.03 million were postpaid, approximately 0.16 million were paid-in-advance subscribers that had postpaid services but paid-in-advance and approximately 1.61 million were prepaid.

Kcell

Kcell is 51% owned by Fintur.  In 2012, the remaining 49% was acquired by TeliaSonera from Kazakhtelecom JSC, the Kazakh incumbent fixed line telecom provider.  TeliaSonera sold 25% of the shares minus one share in Kcell in an Initial Public Offering (“IPO”) on the London and Kazakhstan Stock Exchanges, which was completed in December 2012. Following the completion of the IPO, TeliaSonera’s effective ownership in Kcell is 61.74%.  Kcell offers mobile telephony services in Kazakhstan and had approximately 14.3 million subscribers as of December 31, 2013, of which approximately 0.2 million were postpaid, approximately 1.5 million were paid-in-advance subscribers and approximately 12.6 million were prepaid.

Moldcell

At December 31, 2013, Fintur directly and indirectly owned 100% of Moldcell S.A. (“Moldcell”), which offers GSM services in Moldova.  As of December 31, 2013, Moldcell had 1.0 million subscribers, of which approximately 0.1 million were postpaid, approximately 0.2 million were paid-in-advance subscribers and approximately 0.7 million were prepaid.  Moldcell was granted a 4G license in the fourth quarter of 2012.

(ii) A-Tel

On August 9, 2006, Turkcell acquired 50% of A-Tel’s shares. A-Tel is a joint venture and the remaining 50% of its shares are held by Bilgin Holding A.S. Bilgin Holding’s 50% shares were acquired by the Savings Deposit Insurance Fund (SDIF) on October 18, 2004 in return to the debts of Bilgin Holding against the SDIF. Further, pursuant to the decision dated April 25, 2013, the SDIF resolved to reassign the shares in its possession to Bilgin. A-Tel was involved in marketing, selling and distributing our prepaid systems.  It acted as our only dealer for Muhabbet Kart (a prepaid card), and received dealer activation fees and simcard subsidies for the sale of Muhabbet Kart.  In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, we had entered into several agreements with A-Tel for the sale of campaigns and for subscriber activations.  Since 1999, the business cooperation between us and A-Tel provided important support to our sales and marketing activities.  However, the service provider and distribution agreement with A-Tel was annulled through a notification dated January 31, 2012, effective August 1, 2012.

X. Potential Investments

Our efforts to selectively seek and evaluate new investment opportunities continue. These opportunities may include the purchase of new licenses and the acquisition of existing companies as well as alternative business models such as management contracts, marketing partnerships or other forms of cooperation both inside and outside of Turkey, focusing on communications, technology and adjacent and new business opportunities.  In addition, we may provide services in related areas and also consider investing or increasing our investments in business areas outside of the scope of our core business.  Our international expansion strategy focuses on key emerging markets, mainly in Eastern Europe, the Balkans, the Middle East and Africa.

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

Furthermore,  we may evaluate expanding into other Western European countries where there is a sizeable Turkish community through wholesale partnerships or alternative cooperative business models.

XI. Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

Based on our information and information provided to us by our affiliates, as of the date of this annual report, we believe that certain of our business activities in Iran in 2013, and the business activities of certain of our affiliates, are subject to disclosure pursuant to ITRA Section 219.  During the year ended December 31, 2013, Turkcell and Astelit provided direct international roaming services in Iran through agreements with the following GSM operators:  TCI Mobile Company of Iran, Telecommunication Kish Co., MTN Irancell, and Taliya Iran. Gross revenues and net profits during the year ended December 31, 2013, attributable to these agreements were TRY 0.6 million (equivalent to $0.3 million as of March 14, 2014) and TRY (1.2) million (equivalent to $(0.6) million as of March 14, 2014), respectively. TeliaSonera has informed us that Azercell, a Fintur company, had revenues under roaming agreements in Iran in 2013 of approximately €0.3 million, and that other Fintur companies have entered into roaming agreements in Iran as well.

In addition, Turkcell Superonline provided Transit IP and leased line services through network interface agreements with Telecom Infrastructure Company of Iran (“TIC”).  During the year ended December 31, 2013, gross revenues and net profits attributable to these agreements were TRY 3.0 million (equivalent to $1.3 million as of March 14, 2014) and TRY 1.3 million (equivalent to $0.6 million as of March 14, 2014), respectively. In 2013, Turkcell Superonline received an order to provide leased line services to the Islamic Republic of Iran Broadcasting (“IRIB”), which will be delivered through our TIC interconnection.  Services and revenues have yet to commence. A previous service provided to PressTV (affiliated with IRIB) ended at the beginning of 2013 and no operational revenue was recognized in the year 2013.

Although it is difficult to do with a reasonable degree of certainty, we have concluded that our Iranian business partners described in this section may be owned or controlled indirectly by the Government of Iran.  However, to our knowledge, none of the services provided by Turkcell and our affiliates in Iran described in this section have been used by the Government of Iran to commit serious human rights abuses against the people of Iran.  Furthermore, we understand that the U.S. Department of the Treasury’s Office of Foreign Assets Control has issued a general license authorizing U.S. persons to engage in certain of the activities described in this section.  We, and our affiliates, intend to continue the activities described in this section in 2014.

XII. Regulation of the Turkish Telecommunications Industry

a. Overview

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

b. ICTA

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

Universal Services and Amending Some Laws, Law No. 5369, determines the procedures and principles governing the provision and execution of universal service and the procedures and the rules relating to fulfillment of universal services in the electronic communication sector, a universal public service that is financially difficult for operators to provide (and performance of a universal service obligation in the electronic communication sector).  In accordance with Law No. 5369, the scope of universal services is determined periodically by the Council of Ministers, which will not exceed three years.

The legislation designates the following as universal services:  fixed-line telephony services, public pay telephones, telephone directory services to be provided in printed or electronic environments, emergency call services, internet services, passenger services to residential areas where access is provided by sea and sea communication and sailing safety communication services.

This law mandates that designated operators must provide universal services and the General Directorate of Communication can demand that operators provide universal services on a national and/or geographical basis.  Turk Telekomunikasyon A.S. and the GSM operators are currently designated as universal services providers.

The Cabinet of Ministers Decision No. 27984 and dated July 4, 2011, allowed the use of the universal service fund to extend the mobile GSM network coverage listed in the annex of the decision to uncovered areas with a population of 500 or less.  On February 13, 2013, we were appointed as universal service provider after a tender process and the related contract was signed on February 20, 2013.  Turkcell will be responsible for installing sufficient infrastructure to cover 1,799 rural locations and the investment and operating expenses to be made will be compensated by the universal service fund of the Ministry of Transport, Maritime Affairs and Communications.

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

According to this regulation, the ICTA may intervene in the structure of our tariffs or may impose certain criteria relating to the revision of our tariffs.  Pursuant to its decision dated December 8, 2009, the ICTA determined Turkcell, individually, to be an operator holding a significant market power in the “Access to Mobile Networks and Call Originating Markets” and, together with Avea and Vodafone, to be an operator holding significant market power in the “Mobile Call Termination Market”.  As a result of the significant market power designation in the “Access to GSM Mobile Networks and Call Originating Markets”, our Company may be required to provide access and call origination services to other operators such as MVNOs and Directory Services Operators on a cost-based basis, while operators not designated as operators “holding significant market power” can set their prices more freely.  Being designated as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets” is likely to have the effect of reducing the rates we can charge other operators, such as MVNOs, which would have a material adverse effect on our business and results of operations.  The ICTA completed the market analysis for the 2012-2015 term.  Turkcell has been recognized as the only operator holding significant power in “Access to GSM Mobile Networks and Call Originating Markets”.

c. Regulation on Quality of Service in the Electronic Communication Sector

The ICTA abolished the Regulation On Quality of Service (issued in 2005), and published a new Regulation On Quality of Service in the Electronic Communications Sector, effective as of December 31, 2011 and applicable to all operators that provide service to end users, which sets out the procedures and principles to control the conformity of the services of operators.  Mobile telephone operators are required to meet new service quality requirements and submit a report based on these requirements every three months to the ICTA.  Additional requirements for service quality must be fulfilled.  If the operators fail to reach these requirements more than once, this may result in the imposition of penalties.  The results of quality measurements can also be publicly available.

d. Regulation on Administrative Fines, Sanctions and Precautions in the Electronic Communication Sector

The ICTA abolished the Regulation on Administrative Fines to be imposed on the operators (issued in 2002) and published a new Regulation on Administrative Fines, Sanctions and Precautions to be imposed on operators.  The ICTA retains the right to impose fines in the event an operator:  submits incorrect or misleading documents or fails to submit documents as requested by the ICTA; does not timely submit such documents; does not permit inspection or audits to be made by the ICTA; uses unpermitted equipment or equipment not complying with standards or alters technical features of equipment; or does not pay fees arising from its use of licenses and frequencies or does not comply with the provisions of license agreements, telecommunications licenses and general authorizations or the legislation. The ICTA is authorized to impose sanctions and precautions as well as administrative fines.

e. Regulation on Authorization regarding the Electronic Communication Sector

In 2009, the ICTA published the “Regulation on Authorization regarding the Electronic Communications Sector”, which determines the principles and procedures for the authorization of the companies that seek to provide electronic communication services and/or to install or operate electronic communications networks or infrastructure.

(i) Wireless Interoperability for Microwave Access (“WIMAX”) License

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

(ii) Fixed Line Telephone Services

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

On February 3, 2010, the ICTA published a new Regulation entitled “The Right of Way in Execution of the Electronic Communications Services”.  This Regulation aims to determine the principles and procedures for the right of way for the establishment and usage of all kinds of electronic communications networks and/or infrastructure facilities, which is required for the execution of electronic communications services.

f. Regulation on Mobile Number Portability (“MNP”)

Pursuant to Article 32 of the Electronic Communications Law, operators are required to supply operator number portability.

MNP allows subscribers to keep their existing telephone number when changing their telephone operator, their physical location or current service plan.  These regulations became operational in the fourth quarter of 2008.  Since we believe the MNP regulations conflict with our rights under our license agreement, without due compensation, we initiated a lawsuit in 2007 for the annulment of the MNP regulation.  While we do not object to the substance of mobile number portability, we do, however, believe that our rights under our license agreement should remain protected or, if they are violated, we should be justly compensated.  The Court rejected the case in June 2009 and we appealed the decision.  The Plenary Session of the Chambers for Administrative Divisions approved the court decision.  We applied for a correction of the decision.  See “Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings”.  In 2009, the ICTA issued a new Regulation on MNP, abolishing the 2007 regulation.  For new subscriptions, subscribers cannot port out to another operator in the first three months.

g. Regulation on Security of Electronic Communication

In 2008, the ICTA published the “Regulation on Security of Electronic Communication”, which determines the principles and procedures for precautions to be taken by the operators for eliminating or derogating the risks caused by threads or weaknesses of (i) the physical area of the operators, data, hardware/software security and reliability, and (ii) sustaining the reliability of human resources. In accordance with the regulation, our Company is required to comply with TS ISO/IEC 27001 or ISO/IEC 27001 standards.  Turkcell was the first mobile operator in Turkey to receive the ISO/IEC 27001:2005 certification for its Network Operations function in 2008 covering all operations throughout Turkey.  In 2011, Turkcell’s IT function was also certified for ISO/IEC 27001:2005 and Turkcell’s ISO/IEC 27001:2005 scope became one of the largest among telecommunication operators in Europe.  By having an ISO/IEC 27001:2005 certificate covering telecom infrastructure operations, Turkcell fullfills its regulatory obligations and offers its customers the benefits of an internationally-recognized secure management of operations and services.

h. Turkish Competition Law and the Competition Authority

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

Any person or legal entity may file a complaint with the Competition Board.  The Competition Board can take necessary measures to prevent violations and may impose fines on those who are liable for such prohibited practices.  The Competition Board may impose fines up to 10% of the annual gross income of the operators, which is constituted by the end of the previous financial year and determined by the Competition Board.  The ICTA and the Competition Board entered into a Protocol on Cooperation in 2002, followed by a new Protocol in 2011.  The original Protocol established a framework whereby the ICTA and the Competition Board can cooperate on legal actions and policies regarding measures, regulations and inspections that affect competition conditions and competition in the telecommunications sector.  The new Protocol regulates the mechanisms to improve cooperation between the ICTA and the Competition Board.

i. Regulation on the Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws

The Law No. 6360 on the “Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws” was published in the Official Gazette on December 6, 2012.  It is expected to be effective by the second half of 2014.  The Law dissolves the legal entity of villages and special provincial administrations in cities where there are metropolitan municipalities.  The Law also entails that the provincial border and that of the metropolitan municipality is one and the same in a province.  This may affect our coverage obligations indirectly because there will be new residences to be covered and some of the regular cities will be turned into metropolis.  As a result of this law, our coverage deadlines may tighten although these changes were not included in our licence agreements.  These changes may increase our costs, due to newly arising necessities with regards to infrastructure and operation in order to cover these new areas or population.

j. Regulation on Base Station Implementation in Electronic Communication Sector:

The Ministry of Transport, Maritime Affairs, and Communications, in coordination with the Ministry of Environment and Urban Planning, published a draft Regulation on the “Implementation of any kind of base station, antenna, tower, waveguide, container and related equipment and facility in fixed and mobile communication infrastructure” in September 2013.  This draft is expected to come into force in 2014.  With this regulation, mobile operators will be obliged to pay some additional certificate fees according to the scale of charges, from governorships or municipalities, such as a site selection certificate.  This may lead to additional certificate fees and operational costs, such as permission processes for implementation of base stations, which may take longer.

k. Regulation on Waste Electrical and Electronic Equipment

In May 2012, Regulation related to Waste Electrical and Electronic Equipment was published in the Official Gazette and became effective.  Waste Electrical and Electronic Equipment regulations may impose some obligations on our Company and increase our operational costs.

l. Regulation on the Internet

Law no. 5651 for the regulation of web content has been revised by law no. 6518, which became effective on February 19, 2014. The new law requires that all internet access providers, which includes all mobile and fixed network operators as well as all internet service providers, should form a Union of Internet Access Providers (“UAP”) within three months. Failing to do so, will result in a fine equal to the amount of one percent of the previous year’s revenues.  After the establishment of the UAP, if any internet service provider or any operator giving internet services fails to become a member of the UAP, it shall also be fined with an amount equal to one percent of the previous year’s revenues.

In addition, the new law raises the existing fines for not removing content as requested by the court. The law also introduces URL-based blocking of websites which requires a new capital as well as operating expenditures for all internet access providers.

m. GSM Licensing in Turkey

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

The licensee is responsible for installing telecommunications equipment in conformance with international signalization systems and numbering plans.  Furthermore, the licensee is obligated to make those investments which are necessary to offer the licensed service, including the design of the service, the making of financial investments and the installation and operation of the facility required for the service.  Licensees are allowed to determine the prices for services, subject to the regulations of the ICTA.  Upon the expiry of a license, including termination, the facilities and immovables of the licensee, in operating condition, will be transferred by the licensee in accordance with the license agreement.

n. Our License Agreement

(i) General

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

(ii) Terms and Conditions

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

We paid a license fee of $500 million to the Turkish Treasury upon effectiveness of our license.  On an ongoing basis, we must pay 15% of our gross revenue, defined as of March 2006 to exclude interest charges for late collections from subscribers and indirect taxes such as 18% VAT as well as other expenses and the accrued amounts that are recorded for reporting purposes to the Turkish Treasury.  We are required to pay 10% of our existing monthly treasury share to the Turkish Ministry as a universal service fund contribution Since 2005, we pay 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as a universal service fund contribution.

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

Our license subjects us to a number of conditions.  It may be revoked in the event that we fail to meet any of these conditions.

(iii) Coverage

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

(iv) Service Offerings

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

(v) Service Quality

Generally, we must meet all the technical standards of the GSM Association as determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM Association.  Moreover, we must meet the standards that the ICTA imposes under “Regulation on Quality of Service in the Electronic Communication Sector”.

(vi) Tariffs

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

We believe that, pursuant to our license agreement, we can determine our tariffs freely, provided that they remain within the framework of the applicable maximum price limit.  However, under Article 13 of the Electronic Communications Law, in the event of determination of the significant market power of the operator, the ICTA may determine the lower and upper limit of the tariffs and principles and procedures of the application of the same.  Based on such Article, the ICTA may take a similar decision which will have an effect on our future tariffs.  With respect to our retail tariffs, in the fourth quarter of 2007, the ICTA intervened in our retail prices.  Although we challenged that action on the basis that it exceeded the ICTA’s authority under then-applicable law, such action nonetheless had an adverse effect on our operational flexibility and our results of operations.  With a board resolution dated March 25, 2009, the ICTA set a lower limit for solely Turkcell’s on-net retail tariffs.  In addition, the ICTA with its board decision dated April 25, 2012 decided on the lower limit to be applied to our campaigns (specified offers and packages provided to specific customers for a limited time period) as well as on our tariffs, which further impacted our ability to price our services and respond to competitive pressures.  Furthermore, with a board resolution dated March 13, 2013, the ICTA raised the lower limit to be applied on our tariffs to 0.0535 TRY/min (equivalent to $0.02 as of March 14, 2014) from 0.0313 TRY/min (equivalent to $0.01 as of March 14, 2014).  Simultaneously, the ICTA also decided that a lower limit on our SMS tariffs should be applicable over a rate of 0.0291 TRY/SMS (equivalent to $0.01 as of March 14, 2014).  On the other hand, the ICTA excluded the campaigns from the scope of this decree, which was added in its decision dated April 25, 2012.  The amendments were effective from July 2013 onwards.  With the same board resolution, the ICTA linked the mobile termination rates to minimum on-net voice levels with a parameter of 1.7 such that our minimum on-net prices should be set multiplying the mobile termination rate with the above mentioned parameter of 1.7.  In addition, the ICTA with board resolutions dated April 12, 2013 and June 17, 2013, lowered the mobile termination rates for Turkcell from TRY 0.0170 (equivalent to $0.008 as of March 14, 2014) to TRY 0.0043 (equivalent to $0.002 as of March 14, 2014) for SMS and from TRY 0.0313 (equivalent to $0.014 as of March 14, 2014) to TRY 0.0250 (equivalent to $0.011 as of March 14, 2014) for voice.  As a result, our minimum on-net price level has been decreased to TRY 0.0073 (equivalent to $0.003 as of March 14, 2014) for SMS and TRY 0.0428 (equivalent to $0.019 as of March 14, 2014) for voice due to the above mentioned parameter.  Moreover, with a board resolution dated January 6, 2014, the ICTA decided to bring the above-mentioned amendment back on our campaigns, which was effective as of February 1, 2014.

These pricing regulations are valid on each and every single voice tariff and campaign, whereas we are obliged to maintain our minimum on-net SMS rate on network base.  The table below shows the current on-net prices and MTR rates:

TRY	Before July 1, 2013	After July 1, 2013	Change %
Minimum on-net voice price	0.0313	0.0428	37%
Minimum on-net SMS price	—	0.0073	—
Voice MTR	0.0313	0.0250	(20)%
SMS MTR	0.0170	0.0043	(75)%

The maximum tariffs set by the ICTA constitute the highest rates we may charge for the services included in these customized service packages.  Generally, the maximum tariffs set by the ICTA for particular services are set higher than the standard tariffs determined by the ICTA for those services. Although the Concession Agreement includes a provision regarding only the increase of the maximum tariffs, the ICTA has decreased the maximum tariff since 2007, which has negatively affected our tariff structure. In 2011, the maximum tariff on SMS decreased by 48% and the maximum tariff on mobile voice increased by 4%.  In 2013, the maximum tariff on mobile voice increased by approximately 6% to TRY 0.439 (equivalent to $0.20 as of March 14, 2014), while as of January 2014 the maximum tariff on SMS decreased by 20% to TRY 0.332 (equivalent to $0.15 as of March 14, 2014). The table below shows the evolution of maximum tariffs on voice and SMS:

TRY	Maximum tariff on voice	Maximum tariff on SMS
13.10.2008	0.80	0.71
27.04.2009	0.64	0.73
12.10.2009	0.65	0.74
01.04.2010	0.40	0.80
01.10.2010	0.40	0.80
01.04.2011	0.42	0.42
01.10.2011	0.42	0.42
01.04.2012	0.42	0.42
01.10.2012	0.42	0.42
01.04.2013	0.44	0.42
01.10.2013	0.44	0.42
01.01.2014	0.44	0.33

We initiated lawsuits for the annulment and suspension of the execution of some of the aforementioned decisions of the ICTA.  Some of the lawsuits were rejected by the courts and we appealed these decisions.  The other lawsuits are pending.

The ICTA has in the past intervened and may again intervene with the charging period, impacting the prices we charge for our tariffs.  For example, effective September 1, 2010, the ICTA requires all operators to apply the maximum price cap during the first minute of all calls.  The usage behavior and our financial results will be adversely affected if the ICTA intervenes on charging periods.

(vii) Relationship with the ICTA

The license agreement creates a mechanism for an ongoing relationship between us and the ICTA.  The ICTA and Turkcell coordinate their activities through a License Coordination Committee (“the Committee”), which is responsible for ensuring the proper and coordinated operation of the GSM network, assisting in the resolution of disputes under the license agreement and facilitating the exchange of information between the parties.

(viii) License Suspension and Termination

The ICTA may suspend our operations for a limited or an unlimited period if necessary for the purpose of public security or national defense, including war and general mobilization.  During suspension, the ICTA may operate our business, but we are entitled to any revenues collected during such suspension, and our license term will be extended by the period of any suspension.

Our license may be terminated under our license agreement upon a bankruptcy ruling that is not reversed or dismissed within 90 days, upon our failure to perform our obligations under the license agreement if such failure is not cured within 90 days, if we operate outside the allocated frequency ranges and fail to terminate such operations within 90 days or if we fail to pay our treasury fee.

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

(ix) Applicable Law and Dispute Resolution

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

o. Authorization of 3G Licenses

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

With the 3G License Agreement, we were obliged to meet certain coverage obligations.  We are required to cover all big cities within three years and all big cities and counties within six years.  We are also obliged to cover every region with a population over 5,000 within eight years and population larger than 1,000 within 10 years.  By the introduction of new municipality law in 2014 the coverage obligations may increase.  The ICTA collected opinions from the operators related to this matter and is currently evaluating the possible consequences of this new law.

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

p. Ukraine License Agreement

Astelit owns two GSM activity licenses, one for GSM-900 and one for GSM-1800.  At December 31, 2013, Astelit owned 24 GSM-900, GSM-1800, CDMA and microwave Radiorelay frequency use licenses, which are regional and national.  In addition to the GSM licenses, Astelit owns two licenses for fixed local phone connections and wireless access using the D-AMPS standard.  According to the licenses, Astelit must adhere to state sanitary regulations to ensure that the equipment used is not hazardous to the population and does not emit harmful electro-magnetic emissions.  Licenses require Astelit to inform authorities of the start/end of operations within three months and changes in the incorporation address within 30 days.  Also, Astelit must present all the required documents for inspection by the National Commission for the State Regulation of Communications and Informatization (“NCRCI”) by their request.  The NCRCI may suspend the operations of Astelit for a limited or an unlimited period if necessary due to the expiration of the licenses, upon mutual consent, or in the case of a violation of the terms regarding the use of radio frequencies.  If such a violation is determined, the Ukrainian Telecommunications Authority will notify Astelit of the violations and will set the deadline for recovery.  If the deadline is not met, the licenses may be terminated.

One of Astelit’s D-AMPS licenses expired on January 1, 2013; two other D-AMPS licenses have been annulled as of February 28, 2013 upon Astelit’s request (they expire in 2016 and 2017, respectively) due to the absence of radio frequencies for D-AMPS standard, which were transferred to CDMA-800 technology.  According to legislation, licenses may be voluntarily annulled only upon operator’s request.  As a result of the annulment, Astelit no longer owns the licenses for the local fixed line phone connection with wireless access using the D-AMPS standard.  In addition, the NCRCI has not agreed to prolong the acting license of Astelit for the activity on providing international and inter-city telecommunication services, which was valid until June 17, 2013.  Astelit obtained a court decision which obliged the NCRCI to prolong the above-mentioned license and eventually such license was prolonged by NCRCI for a five-year period (until June 2018).

q. Belarus License Agreement

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

r. Access and Interconnection Regulation

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

In accordance with Article 7 of the aforementioned Electronic Communications Law, the ICTA may determine the operators that have significant market power in the relevant market as a result of market analysis.  After determination of the operators who have significant market power, the ICTA may impose additional liabilities for such operators in order to protect the competitive environment.  On December 15, 2005, the ICTA designated Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell individually as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets”.  According to the new Regulation published in the Official Gazette dated September 1, 2009, numbered 27336, unless otherwise agreed, any decisions taken by the ICTA in the years 2005 and 2006 relating to market analysis were valid and effective until the end of calendar year 2009.  Pursuant to its decision dated December 8, 2009, the ICTA designated Turkcell individually as an operator holding significant market power in the “Access to Mobile Networks and Call Originating Markets” and designated Turkcell, Vodafone and Avea as operators holding significant market power in the “Mobile Call Termination Market”.  Based on the market analysis of the ICTA for the 2012-2015 term, all three operators were declared as operators holding significant market power in the “Mobile Call Termination Market” and Turkcell is once again recognized as the only operator holding significant power in “Access to GSM Mobile Networks and Call Originating Markets”.

As a result of the significant market power designation in the “GSM Mobile Call Termination Services Market”, our company, as well as Avea and Vodafone, is required to provide interconnection services on a cost-based basis.  Consequently, according to the Electronic Telecommunications Law, the ICTA may oblige such operators to provide access and to submit their reference offers for access and interconnection to the ICTA for review, and may require amendments to the offers.  Operators are obliged to make the amendments requested by the ICTA in a prescribed manner and within a prescribed period.  In addition, the operators are obliged to publish their reference offers for access and interconnection, which have been approved by the ICTA, and to provide access under the conditions specified in their reference offers and interconnection, which have been approved by the ICTA.  Please refer to the Interconnection table on page 61 for the approved interconnection rates.  In September 2011, the ICTA decided that national and international mobile terminating call rates should be differentiated. As a result of this, the ICTA decided that operators could start to set their own rates liberally for international mobile terminating calls.  As of August 2012, Turkcell has started to set its own mobile termination rates for international calls.

All access and interconnection contracts must be submitted to the ICTA within fifteen days of execution.  Except where otherwise specified by the ICTA, reference access and interconnection proposals will be submitted every year.  The Company submitted its final reference access proposal regarding 2013 to the ICTA in the first quarter of 2013. The intervention of the ICTA in the prices that operators charge for reference access and interconnection services, along with our designation as an “operator holding significant market power” in certain markets, has had the effect of reducing the rates we are able to charge for interconnection services, which has had and will continue to have a material adverse effect on our revenues, business and results of operations.

s. Regulation on Co-Location and Facility Sharing

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

The ICTA published a Communiqué concerning “Cellular System Antenna Facility Design, Set Up and Sharing” on March 18, 2011 (which abolished the Regulation published on April 16, 2008).  The Communiqué frames antenna facilities design, set up and sharing to enable antenna usage by multiple operators.  The emission points will not be determined by operators, therefore operators will have to work cellular planning together.  Operators must share every antenna facility regardless of tower or building top distinction.  Antenna facilities must be set up in certain capacity that at least one more operator can benefit.  Some incentives, such as exemptions on some certification fees, will be given if sharing occurs on existing or new sites.  Finally, when antenna facility set up and sharing requests are evaluated, if the owner of the facility refuses the request, the requesting operator will be informed of the reason for the refusal.  This way, negotiation between parties is supported and the ICTA involvement is kept at minimum levels.

t. Regulation on Spectrum in the Electronic Communication Sector

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

The second part of the Board Decision implies that only Avea will be eligible for the E-GSM auction and Vodafone and Turkcell for the 1800 auction.

u. Regulation on Consumer Rights in the Electronic Communication Sector

The ICTA published a “Regulation on Consumer Rights in the Electronic Communication Sector” on July 28, 2010 (which abolished the Regulation published on December 22, 2004) and made some changes to such regulation on June 20, 2013.  This regulation introduces some radical changes to the electronic communication sector.  With this regulation, the ICTA determined new procedures/changes regarding:  the process and timing of churn steps, the obligation of operators to keep subscribers informed of services, including, but not limited to, informing customers about amendments of the campaigns and tariffs, the consumer complaints solution mechanism, billing processes and safe internet.

In addition, the ICTA may restrict the conditions under which certain mobile internet and services are provided by third parties.  Moreover, the ICTA published a board decision regarding Safe Internet on August 22, 2011, and the service is now offered to subscribers free of charge.  Operators must provide Safe Internet Service to subscribers, who request this service, as two separate profiles, the child profile and the family profile, each of which can restrict subscribers from accessing certain internet addresses and content.  The subscribers can easily change their profiles or opt out from the Safe Internet Service.

The ICTA’s regulation of these activities could have an adverse effect on our mobile telecommunications business and we may be fined if we do not comply.  Furthermore, our compliance with the ICTA’s regulations may increase the costs of our doing business and could negatively impact our financial results.

v. Regulation on Data Privacy in Electronic Communications Sector

The ICTA abolished the Regulation on Processing Personal Information and Protecting Confidentiality (issued in 2004) and published a new Regulation on Data Privacy in Electronic Communications Sector, which came into force on July 24, 2013, which defines the procedures and principles that the operators and legal entities/individuals that provide/receive services in the electronic communications sector may employ in an effort to process, store and protect personal information. Compliance with this regulation will involve operational expenses and may make it harder to process the customer data and provide segmented offers to our customers.  Furthermore, non-compliance with this Regulation may result in the imposition of monetary fines, which could have a negative impact on our financial contition and reputation.

w. Registered Email Service Regulation

Registered Electronic Mail Service was started in July 2012.  Mobile operators cannot provide registered electronic mail service; however, the service may create a new mobile business area with new bundled mobile products, which are able to service our subscribers.

x. Turk Telekom, Vodafone and Avea Interconnection Agreements

(i) General

We have interconnection agreements with Turk Telekom, Vodafone, Avea and Fixed Telephony Service Operators whereby they allow us to connect our networks with theirs to enable the transmission of calls to and from our mobile communications system.

The interconnection agreements establish understandings between the parties relating to various key operational areas, including call traffic management, and the agreements contemplate that we and the other parties will agree on the contents of various manuals setting forth additional specifications concerning matters that are not specifically covered in the interconnection agreement, such as quality and performance standards and other technical, operational and procedural aspects of interconnection.

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

(ii) Interconnection Rates — Turkcell, Vodafone, Avea and Turk Telekom

In accordance with the relevant articles of the Electronic Communications Law and subsequent Access and Interconnection Ordinance, the ICTA regulated both fixed and mobile interconnection rates.  In previous years, the interconnection rates have substantially decreased with the interventions of the ICTA.

Current interconnection rates are based on the ICTA’s decision on the Interconnection Tariffs issued in April and June 2013.  The evolution of interconnection rates for voice calls between Turkcell, Vodafone, Avea, Turk Telecom and Alternative Fixed Line Operators is summarized in the table below.

	VOICE (TRY Kurus)
				TURK TELECOM			Alternative Fixed Line
	TURKCELL	VODAFONE	AVEA	Local	Single	Double	Operators
01/10/2004	15.60	15.60	15.60		4.10	5.90
01/01/2005	14.80	14.80	14.80		3.40	5.10
01/10/2005	14.00	14.00	14.00		2.00	3.70
01/01/2007	14.00	15.20	17.50		2.00	3.70
01/03/2007	13.60	14.50	16.70		1.89	3.00
01/04/2008	9.10	9.50	11.20		1.71	2.70
01/05/2009	6.55	6.75	7.75	1.39	1.71	2.70
01/04/2010	3.13	3.23	3.70	1.39	1.71	2.24	3.2
01/07/2013	2.50	2.58	2.96	1.39	1.71	2.24	3.2

*In September 2011, the ICTA amended its Regulation on mobile termination rates by removing the restriction on the rates applicable to calls originating from international operators.  After reaching commercial agreements with Turk Telekom and alternative fixed-line carriers, we began to charge higher termination rates for international calls effective August 1, 2012.

Effective from July 2013, Turkcell is paid TRY 0.0043 per SMS (approximately $0.002  as of March 14, 2014) for SMS termination in its network.  Respective rates for Vodafone are TRY 0.0043 per SMS (approximately $0.002 as of March 14, 2014) and for Avea TRY 0.0047 (approximately $0.002  as of March 14, 2014).

	SMS (TRY Kurus)
	TURKCELL	VODAFONE	AVEA	TT
01/04/2010	1.70	1.73	1.87	1.70
01/07/2013	0.43	0.43	0.47	1.70

y. Agreements Concluded with the Fixed Telecommunication Services Operators

(i) Interconnection/Call Termination Agreements

Turkcell, as an “operator holding significant market power”, entered into interconnection/call termination agreements with fixed telecommunication service operators that applied to Turkcell for an agreement.  Interconnection rates are regulated by the ICTA.  Turkcell pays fixed-line operators TRY 0.0320 per minute (approximately $0.014  as of March 14, 2014) and fixed line operators pay Turkcell TRY 0.0250 per minute (approximately $0.011  as of March 14, 2014) for national voice call traffic.

(ii) International Transit Traffic Services Agreements

Turkcell entered into International Traffic Carrying Services Agreements with operators who applied to Turkcell for an agreement.  Under these Agreements, we may carry calls to these operators’ switches for onward transmission to their destinations and these operators should provide the termination of these calls on the relevant network.  These operators charge us at various prices identified within the scope of the agreement for the calls directed to numerous networks around the globe.  The operators may modify their rates upon a fifteen day advanced written notice and such rates will become applicable upon our approval.

(iii) SMS Termination Agreements

During 2011, Turkcell entered into SMS Termination Agreements with alternative operators who applied to Turkcell for an agreement.  In accordance with the ICTA regulations on SMS Termination Rates in Turkcell’s network, Fixed Telephony Service Operators pay Turkcell TRY 0.0043 per SMS (approximately $0.002  as of March 14, 2014).

z. MVNO Services

The ICTA has designated Turkcell as the operator having significant market power in the mobile access and call origination markets, which has implications such as mandatory MVNO access and cost-oriented call origination and termination rates.  In its decision regarding the Reference Access Offer of Turkcell, the ICTA determined the call origination and termination fees for voice as TRY 0.0250 per minute (approximately $0.011 as of March 14, 2014), wholesale on net voice call fee as TRY 0.0428 per minute (approximately $0.019 as of March 14, 2014), origination and termination fees for SMS as TRY 0.0043 per SMS (approximately $0.002 as of March 14, 2014) and wholesale on net SMS fee as TRY 0.0073 (approximately $0.003 as of March 14, 2014) per SMS to be applied to the MVNOs.

Highly competitive market conditions and heavy tax burdens have discouraged potential MVNOs from entering the market for years.  Nevertheless, commercial negotiations with some MVNO candidates are in progress and we expect to see some MVNO presence in the market in the coming years.

aa. Agreements Concluded with Directory Service Providers

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

bb. Agreements Concluded with Operators Licensed to Provide Satellite Services

We have executed agreements with Globalstar Avrasya Uydu Ses ve Data Iletisim A.S. and Teknomobil Uydu Haberlesme A.S., operators licensed to provide satellite services. The scope of such agreements is the interconnection between the networks of the parties and the determination of the principles and procedures of the methods of network operation and clearance.

cc. Prospective Legislation and Regulations

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

4.C                             Organizational Structure

The following chart lists each of our key subsidiaries (including our ownership interest in Fintur) and our proportionate direct and indirect ownership interest as of March 14, 2014:

Notes:

(1)         It was decided at the Board of Directors’ meeting held on November 27, 2013, to liquidate Global FLLC Belarus.  The liquidation is in progress as of the date of this document.

(2)         Global Odeme Sistemleri A.S. (formerly Corbuss) is 11% directly and 89% indirectly (in total 100%) owned by Turkcell.

For information on the country of incorporation of our key subsidiaries, see “Item 4.B. Business Overview”.

4.D                             Property, Plant and Equipment

Our principal property, plant and equipment consist of management offices, switching sites, network infrastructure sites, and network and office equipment.

The Group owns buildings in Istanbul (Beyoglu headquarters and Academy), Maltepe, Kartal, Davutpasa, Sisli, Bayrampasa, Maslak and Mahmutbey), Mugla (Bodrum), Eskisehir, Ankara (Cinnah, Sogutozu, Baskent), Malatya, Kocaeli, Zonguldak, Aydın, Denizli, Konya, Erzurum, Karaman, Balıkesir, Mugla, Manisa, Mersin, Sakarya, Hatay, Bornova Adana, Diyarbakir, Samsun, Izmir, Antalya, Trabzon, Bursa, Van, Kayseri and Gaziantep.

In addition to the foregoing properties, we maintain rented buildings in Istanbul (Maltepe, Ümraniye, Maslak), Ankara, Corlu, Gaziantep, Sanlıurfa, Artvin, Van (Ercis), Siirt, Karabuk, Lefkosa, Minsk, Grodno, Gomel, Mogilev, Vitebsk, Kiev and Odesa.

a. Core Network Infrastructure

Our core network consists of standalone Home Location Registers (“HLR”), a combined Number Portability Switch Relay Function (“SRF”) and Number Portability Database and Signal Transfer Point (“STP”).  The Core Network is common for 2G and 3G radio networks and carries voice over IP, with combined Mobile Switch Centers/Visitor Location Registers (“MSC/VLR”), Media Gateways (“MGW”), Charging Control Node (“CCN”), Virtual Private Network (“VPN”).  Our core packet switching network consists of SGSNs (Serving GPRS Support Node) and GGSNs (Gateway GPRS Support Node) providing GPRS/EDGE, and HSPA/HSPA+ (High Speed Packet Access) capability for mobile packet traffic and also Policy and Charging Rules Function (“PCRF”) for subscriber policies.

We have switches in Istanbul, Ankara, Izmir, Adana, Antalya, Aydin, Balikesir, Bursa, Bodrum (Mugla), Corlu (Tekirdag), Corum, Denizli, Diyarbakir, Erzurum, Eskisehir, Gaziantep, Hatay, Kayseri, Kocaeli, Konya, Malatya, Manisa, Mersin, Mugla, Sakarya, Samsun, Sivas, Tokat, Trabzon, Van and Zonguldak.  We also have Remote BSC (“RBSC”) locations at Adiyaman, Afyon, Agri, Alanya (Antalya), Artvin, Elazig, Kars, Kutahya, Ordu, Rize, Sanliurfa and Sirnak.

In addition, we own switch buildings in different cities in Turkey, such as Istanbul (Mahmutbey), Aydin, Balikesir, Denizli, Mugla, Bodrum, Izmit, Konya and Erzurum.  Switch buildings are where the network switching equipment, such as MSC, MGW, BSC and RNC, is located.

b. Access Network Infrastructure

Our Access Network consists of Base Station Controllers (“BSC”) and Radio Network Controllers (“RNC”) at Operation Maintenance Centers (“OMC”) and BTS and Node Bs located on rooftops or towers.  BTSs are the fixed transmitter and receiver equipment in each cell, or coverage area of a single antenna, of a mobile communications network that communicates by radio signal with mobile telephones in the cell.  In the same manner, Node Bs are radio signal transmitter and receiver equipment in each 3G cell, connected to and controlled by RNC in order to realize 3G and HSPA+ coverage for 3G /HSPA equipped mobile phones.

At the end of December 2013, we owned over 36,000 base stations and leased the land underlying such base stations.

In 2009, the ICTA resolved that operators may transfer the right of use of their towers to third parties.  In accordance with this resolution, we transferred the rights of some towers to Global Tower. As of December 2013, Global Tower provides services to the industry with over 2,600 masts and towers built by Global Tower, and over 2,300 towers transferred from Turkcell throughout Turkey.

c. Transmission Network Infrastructure

Turkcell’s Mobile Backhaul utilizes various transport technologies to provide for an efficient, resilient and cost effective transmission network.  Connectivity between sites is provided using Microwave Radio Links and leased lines carried over Synchronous Digital Hierarchy (“SDH”) and Ethernet over Dense Wavelength Division Multiplexing (“DWDM”) where appropriate.  Cell sites with site connectivity are mostly served by point-to-point microwave radio links owned and managed by Turkcell, make up more than 90% of our network.  Interconnections with other Public Land Mobile Networks (“PLMN”), Public Switched Telephone Networks (“PSTN”), Long Distance Telephony Services (“LDTS”) and small operator companies are realized through leased line connections.  More than 90% of our leased line network connectivity is currently provided by our subsidiary “Turkcell Superonline”.  The rest of the leased lines are provided by the incumbent Telekom operator “Turk Telekom”.  With the growth of data usage and in preparation for “LTE”, fiber optic connectivity to cell cites has also become a part of our network topology.  As a result the overall infrastructure capacity usage is fully optimized and a high grade of availability is achieved through topology resiliency and packet base IP Mobile Backhaul network infrastructure.

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

I. Overview of the Turkish Economy

2013 was a challenging year for global markets.  Global growth has further slowed down in 2013 and the world is continuing its slow recovery.  Following Turkey’s rating upgrade by Fitch in November 2012 Moody’s also followed with an upgrade in May 2013, boosting Turkey into investment grade rating. The Turkish economy grew uninterruptedly for sixteen quarters in a row and grew by 4.0% in the first nine months of 2013.  Based on market estimates, the GDP growth in Turkey is expected to be at around 2.8% in 2014, driven by domestic demand. 2014 is expected to be a challenging year globally where global growth is likely to be better but still modest. On the U.S. side, the Federal Reserve (“FED”) has commenced its exit strategy by the tapering of its quantitative easing policy in December 2013.  Less liquidity in the markets due to decreasing quantitative easing is expected to have a negative effect on emerging market economies and raise global interest rates.

TRY depreciated by 19.7% against the U.S. Dollar in 2013, and a further devaluation may happen in 2014.The inflation rate, based on the Turkish consumer price index, increased to 7.4% by the end of 2013 from 6.2% a year ago led by an increase in food prices and a pass through effect from TRY depreciation. The latest CBRT expectation survey, as of March 14, 2014, indicates that consumer inflation is expected to be 8.0% at the end of 2014. Furthermore, the CBRT hiked interest rates in January 2014 putting some downward pressure on inflation. The current account deficit increased to 7.2% of GDP in the first nine months of 2013 from 6.1% in 2012.  The current account deficit is expected to narrow to a limited extent in 2014.  Potential capital outflows due to a decrease in global USD liquidity and rising global interest rates may have a negative impact on the Turkish economy.

Turkey will enter an electoral period, with municipal and presidential elections in 2014, and parliamentary elections in 2015.  In 2014, the municipal elections will be in March followed by presidential elections in August.  On a regional level, potential or further instability in the CIS, Balkans, Middle East, North Africa and Caucasian regions may impact the development of the Turkish economy. Tension in Ukraine, Syria and the Middle East region are the most important neighboring political risks.

II. Taxation Issues in the Telecommunications Sector

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

a. Special Communications Tax

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

The special communications tax on new subscriptions was TRY 39 (equivalent to $18 as of March 14, 2014) and TRY 37 (equivalent to $17 as of March 14, 2014) in 2013 and 2012, respectively.  As of January 1, 2014, the special communications tax on new subscriptions levied is TRY 40 (equivalent to $18 as of March 14, 2014).  The tax has had a correlative negative impact on mobile usage.

b. Value Added Tax (“VAT”)

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

c. License and Annual Utilization Fees

According to Article number 46 of the Electronic Communications Law, subscribers registered in the system are subject to both license and annual utilization fees.

The license fee is paid once on the subscription per subscriber.  As of January 1, 2013, the license fee was TRY 15.68 (equivalent to $7.05 as of March 14, 2014).  The license fee is paid to the government in equal installments, which is divided into the number of months remaining in the year.  However, it is collected in 12 equal monthly installments.  As of January 1, 2014, the license fee is TRY 16.30 (equivalent to $7.33 as of March 14, 2014).

The payment of the annual utilization fee to the government depends on whether a subscriber is postpaid or prepaid.  For postpaid subscribers, the monthly utilization fee for 2014 is TRY 1.36 (equivalent to $0.61 as of March 14, 2014), and is charged to subscribers monthly.  For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers at the previous year-end by the annual utilization fee and the calculated bulk annual utilization fee is paid by the GSM operators the following year on the last business day in February.  We decided to collect utilization fees from some of our prepaid subscribers starting from June 2011.

d. Special Consumption Tax

The Special Consumption Tax (“SCT”) is a tax on prescribed goods, which includes mobile phones.  The SCT is charged on mobile phones either when they are imported or when they are sold by Turkish manufacturers.  The SCT rate on mobile phones (mobile phones are legally defined as “transmitter/receiver cellular phones”) was 20% prior to October 13, 2011, and the SCT calculated in accordance with the 20% rate must not fall below TRY 40 (equivalent to $18 as of March 14, 2014) per cellular phone device (Temporary Article 6 of Special Consumption Tax Code).

The SCT rates were raised on some motor vehicles, mobile phones, alcoholic beverages and tobacco products by a decision of the Board of Ministers, which was published in the Official Gazette on October 13, 2011.  The SCT rate over cellular phones was increased from 20% to 25% and the minimum SCT amount to be calculated was increased to TRY 100 (equivalent to $45 as of March 14, 2014) (previously the minimum SCT amount was TRY 40 (equivalent to $18 as of March 14, 2014)) effective from October 13, 2011.

The SCT rates were again raised on some motor vehicles, mobile phones and alcoholic beverages by a decision of the Board of Ministers, which was published in the Official Gazette on January 1, 2014.  The minimum SCT amount to be calculated over cellular phones was increased to TRY 120 (equivalent to $54 as of March 14, 2014) effective from January 1, 2014.

For a description of various tax related disputes to which we are party, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

III. Critical Accounting Policies

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

5.A                             Operating Results

Our audited consolidated financial statements as of December 31, 2013 and December 31, 2012 and for each of the years in the three-year period ended December 31, 2013 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

I. Overview of Business

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

We believe that the build-out of our network in Turkey is substantially completed.  As of December 31, 2013, our network covered 100% of Turkish cities with a population of 1,000 or more and the majority of Turkey’s tourist areas and principal intercity highways (according to the Turkish Statistical Institute 2010 Census).  We currently meet the coverage requirements of our 2G license in all material respects.

In accordance with our 3G license agreement, we are required to cover the population within the borders of all metropolitan municipalities and within the borders of all cities and municipalities in three and six years, respectively.  Moreover, we are required to cover the population in all settlement areas with a population higher than 5,000 and 1,000 in eight and ten years, respectively, following the date of the agreement.  As of December 31, 2013, we had reached 86.2% population coverage.

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

Our subscriber base has grown substantially since we began operations in 1994.  At year-end 1994, we had 63,500 subscribers.  By year-end 2013, that number for the Group had grown to 71.3 million.

According to operator announcements, there were 69.4 million GSM lines in the Turkish GSM market as of December 31, 2013.  In addition, the penetration rate in such market was 91% as of December 31, 2013.  Despite the increasingly competitive environment, we sustained our leading position with a market share of 51% for the year ended December 31, 2013, according to operator announcements.  We increased our postpaid subscriber base from 38% in 2012 to 40% in 2013 due to our focus on value.  On the distribution channel front, we made revisions to our existing subdealer network and the commission structure to increase the availability of the Turkcell brand.  As of December 31, 2013, we had 21.2 million prepaid and 14.0 million postpaid subscribers in our Turkish GSM network.  We recorded the highest usage levels since 2001.  Our average MoU in Turkey increased 7% to 259.3 minutes in 2013 from 243.3 minutes in 2012, as a result of our successful campaigns.  Our average revenue per user in Turkey decreased to $11.4 in 2013 from $11.6 in 2012 mainly arising from the depreciation of the TRY against the USD.  In TRY terms, ARPU increased to TRY 21.7 in 2013 compared to TRY 20.9 in 2012. We have increased our average revenue per user metric in Turkey mainly due to continued strong growth in data usage and an increase in the postpaid subscriber base despite the decrease in interconnection fees.

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

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period.  For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period.  Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Our churn rate for operations in Turkey was 27.4% for the year ended December 31, 2013, compared to 27.1% for the year ended December 31, 2012.  Our churn rate increased 0.3 percentage points. This increase was primarily due to the impact of Turkcell’s compliance with the ICTA decision, dated September 26, 2012, enabling users of mobile lines without subscription to register those lines under their names at no charge.  Each registered mobile line has to be recorded as a churn and also as an acquisition in operators’ records.  Excluding the impact of this decision, our churn rate would have been 26.4% in 2013.

We have an allowance for doubtful receivables in our consolidated financial statements for non-payments and disconnections that amounted to $324.0 million and $392.9 million as of December 31, 2013 and 2012 respectively, which we believe is adequate.  The main reason for the decrease in allowance for doubtful receivables is the depreciation of TRY against the USD and the write-off of overdue receivables amounting to $77.6 million, which is netted off with the impairment loss recognized amounting to $79.5 million.  In TRY terms, allowance for doubtful receivables decreased by 1.2%.

II. International and Other Domestic Operations

In addition to our businesses in Turkey, we have telecommunications operations in Ukraine, the Turkish Republic of Northern Cyprus, Belarus and Germany.  We also operate in other countries through our associate, Fintur.  For a description of, and additional information regarding, our international and other domestic operations, see “Item 4.B. Business Overview”.

III. Revenues

In Turkey, we and other mobile communications operators have entered into interconnection agreements which set out the terms and conditions regarding the pricing terms as well as the periodical revision of such terms.  See “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

In previous periods, disagreements existed between us and the other mobile communications operators regarding the revision of the pricing terms of the interconnection agreements.  In addition, there is a disagreement with Turk Telekom about international calls.  See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 34 to our Consolidated Financial Statements in this Form 20-F.

IV. Operating Costs

a. Direct Cost of Revenues

Direct cost of revenues includes treasury shares, transmission fees, base station rent and energy expenses, billing costs, cost of simcards sold, depreciation and amortization charges, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign mobile communications operators for calls made by our subscribers while outside Turkey, interconnection fees mainly paid to Turk Telekom, Vodafone and Avea, handset costs offered as part of our loyalty programs and handset sales, and wages and salaries and personnel expenses for technical personnel.

b. Administrative Expenses

Administrative expenses consist of fixed costs, including company cars, office rental, office maintenance, travel, insurance, consulting, collection charges, wages, salaries and personnel expenses for non-technical, non-marketing, and non-sales employees, and other overhead charges. Our administrative expenses also include bad debt expenses of our subscribers and customers.

c. Selling and Marketing

Selling and marketing expenses consist of dealers and distributors supports, advertising, prepaid frequency usage fees, wages, salaries and personnel expenses of sales and marketing related employees, and other expenses, including travel expenses, office expenses, insurance, company car expenses, and training and communication expenses.

d. Results of Operations

The following table shows information concerning our consolidated statements of operations for the years indicated:

	For the years ended December 31,
(in $ millions)	2013	2012	2011
Revenues	5,975.4	5,865.8	5,609.7
Direct cost of revenues	(3,693.3)	(3,622.3)	(3,528.9)
Gross Profit	2,282.1	2,243.5	2,080.8
Administrative expenses	(286.8)	(270.5)	(246.5)
Selling and marketing expenses	(964.1)	(953.2)	(1,010.6)
Other income/(expense)	(29.2)	(58.8)	(128.7)
Results from operating activities	1,002.0	961.0	695.0
Finance costs	(95.5)	(125.5)	(289.7)
Finance income	395.4	386.1	330.3
Net finance income/(costs)	299.9	260.6	40.6
Monetary gain	82.9	95.3	144.8
Share of profit of equity accounted investees	155.4	121.7	136.9
Profit before income taxes	1,540.2	1,438.6	1,017.3
Income tax expense	(310.7)	(291.5)	(292.2)
Profit for the year	1,229.5	1,147.1	725.1
Attributable to:
Equity holders of the Company	1,228.2	1,158.8	751.7
Non-controlling interest	1.3	(11.7)	(26.6)
Profit for the year	1,229.5	1,147.1	725.1

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	For the years ended December 31,
	2013	2012	2011
Statement of Operations Data (% of revenue)
Revenues
Communication fees	89.9	91.6	93.2
Commission fees and revenues on betting business	2.0	1.5	0.9
Other revenue	8.1	6.9	5.9
Total revenue	100.0	100.0	100.0
Direct cost of revenues	(61.8)	(61.8)	(62.9)
Gross margin	38.2	38.2	37.1
Administrative expense	(4.8)	(4.6)	(4.4)
Selling and marketing expenses	(16.1)	(16.3)	(18.0)
Other operating income/(expense)	(0.5)	(1.0)	(2.3)
Results from operating activities	16.8	16.4	12.4

V. Segment Overview

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

Other operations mainly include our companies operating in telecommunications, internet and broadband, betting, call center and value added services.

	Turkcell	Euroasia	Belarusian Telecom	Other	Total
(in $ million)	2013	2013	2013	2013	2013
Total external revenues	4,759.6	445.4	70.6	699.8	5,975.4
Intersegment revenue	30.2	4.4	0.1	447.9	482.7
Reportable segment adjusted EBITDA*	1,485.1	137.1	(3.3)	268.6	1,887.6
Finance income	370.8	2.7	6.1	65.4	445.1
Finance cost	61.1	(57.4)	(104.6)	(99.0)	(200.0)
Monetary gain	—	—	82.8	0.1	82.9
Depreciation and amortization	(491.8)	(116.2)	(77.7)	(164.6)	(850.4)
Share of profit of equity accounted investees	—	—	—	155.4	155.4
Other material non-cash items:
Bad debt expense	66.5	0.5	5.5	6.9	79.5

	Turkcell	Euroasia	Belarusian Telecom	Other	Total
(in $ million)	2012	2012	2012	2012	2012
Total external revenues	4,844.9	402.2	62.2	556.6	5,865.8
Intersegment revenue	24.8	3.3	0.1	402.5	430.6
Reportable segment adjusted EBITDA*	1,511.5	114.4	(5.4)	213.7	1,834.3
Finance income	369.2	2.5	0.6	57.6	429.8
Finance cost	(55.7)	(56.7)	(66.2)	(36.6)	(215.1)
Monetary gain	—	—	95.3	0.0	95.3
Depreciation and amortization	(506.2)	(116.9)	(46.3)	(137.4)	(806.8)
Share of profit of equity accounted investees	—	—	—	121.7	121.7
Other material non-cash items:
Bad debt expense	55.9	0.2	1.8	4.5	62.4
Impairment on equity accounted investees	—	—	—	40.3	40.3

	Turkcell	Euroasia	Belarusian Telecom	Other	Total
(in $ million)	2011	2011	2011	2011	2011
Total external revenues	4,805.5	364.5	47.9	391.8	5,609.7
Intersegment revenue	13.0	4.3	0.1	414.3	431.7
Reportable segment adjusted EBITDA*	1,507.8	94.2	(12.2)	190.9	1,780.7
Finance income	283.0	0.7	15.5	59.0	358.2
Finance cost	108.9	(56.3)	(283.9)	(160.0)	(391.3)
Monetary gain/(loss)	—	—	144.8	—	144.8
Depreciation and amortization	(485.8)	(116.5)	(224.5)	(111.3)	(938.1)
Share of profit of equity accounted investees	—	—	—	136.9	136.9
Other material non-cash items:
Impairment on goodwill	—	—	53.0	—	53.0
Bad debt expense	28.4	0.4	1.0	1.6	31.4
Impairment on equity accounted investees	—	—	—	15.8	15.8

*  For a definition of Adjusted EBITDA, please see footnote 10 on page 7.

Turkcell

a. 2013 compared to 2012

Total revenues generated by Turkcell slightly decreased 1.6%, to $4,789.8 million in 2013 from $4,869.7 million in 2012, mainly due to 6.6% depreciation, on average, of the TRY against the USD partially netted off with the increase in mobile broadband and services.  On a TRY basis, total revenues increased 4.6% mainly due to 17% growth in mobile broadband and services revenues.  For a more detailed discussion of the factors affecting our revenues, please see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Turkcell’s EBITDA slightly decreased 1.7% to $1,485.1 million in 2013 from $1,511.5 million in 2012.  On a TRY basis, EBITDA increased 4.5%, primarily due to an increase in revenues which was partially offset by an increase in direct cost of revenues, selling and marketing expense and administrative expenses.  The increase in the direct cost of revenues mainly resulted from an increase in treasury share expenses stemming from increasing revenues, tax expenses regarding the ICTA decision dated September 26, 2012 enabling users of mobile lines without subscription to register those lines under their names at no charge and an increase in network-related costs.  The increase in administrative expenses mainly resulted from an increase in bad debt expenses and wages, salaries and personnel expenses.  The increase in selling and marketing expense mainly resulted from an increase in prepaid frequency usage fees, marketing expenses and wages, salaries and personnel expenses.

Net finance income increased 37.8% from $313.5 million in 2012 to $431.9 million in 2013.  On a TRY basis, net finance income also increased 48.1% mainly due to a change in foreign exchange gain/(loss) and interest income on contracted receivables.  The 19.7% depreciation of the TRY against the USD in 2013, as opposed to the 5.6% appreciation of the TRY against the USD in 2012, had a positive impact on net finance income since Turkcell has a long position.  Interest income on contracted receivables increased mainly due to an increase in the receivables from contracted handset campaigns.

Depreciation expense decreased 2.8% from $506.2 million in 2012 to $491.8 million in 2013.  On a TRY basis, depreciation expense increased by 3.5%.

b. 2012 compared to 2011

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

Net finance income decreased 20.0% from $391.9 million in 2011 to $313.5 million in 2012.  On a TRY basis, net finance income also decreased 15.6% mainly due to a change in foreign exchange gain/(loss), which was partially offset by an increase in interest income.  The 5.6% appreciation of the TRY against the USD in 2012, as opposed to the 22.2% depreciation of the TRY against the USD in 2011, had a negative impact on net finance income since Turkcell has a long position.  Interest income on time deposits increased due to an increase in the cash balance and an increase in interest rates.

Depreciation expense increased 4.2% from $485.8 million in 2011 to $506.2 million in 2012.  On a TRY basis, depreciation expense also increased by 11.8%.

Euroasia

a. 2013 compared to 2012

Astelit, in which we hold a 55.0% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”.  Since its inception in February 2005, Astelit has worked on establishing network coverage to provide high quality services in Ukraine.  Astelit’s subscriber base increased 13.5% from 11.1 million at the end of December 31, 2012 to 12.6 million at the end of December 31, 2013. Euroasia’s segment revenue increased 11.0%, from $405.4 million in 2012 to $449.8 million in 2013. Euroasia’s segment revenue increased by 11.0% on an original currency basis mainly stemming from the subscriber base expansion and higher mobile internet and other value-added service revenues.

Euroasia’s EBITDA increased 19.8% to reach $137.1 million in 2013 from $114.4 million in 2012.  As a percentage of revenues, EBITDA increased 2.3 percentage points to 30.5% in 2013 from 28.2% in 2012.  Improvement in EBITDA mainly resulted from continued focus on business efficiency and operational profitability.

Net finance cost remained almost stable at a $54.7 million loss in 2013 compared to a $54.2 million loss in 2012.

b. 2012 compared to 2011

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

Belarusian Telecom

a. 2013 compared to 2012

In 2013, Belarusian Telecom’s subscriber base increased 9% from 1.1 million in 2012 to 1.2 million people in line with Belarusian Telecom’s churn policy and value focus approach.  Belarusian Telecom’s segment revenues increased 13.6% from $62.2 million in 2012 to $70.7 million in 2013.  Belarusian Telecom’s segment revenues increased by 26% on an original currency basis mainly due to strong position in data and growth in value added services in addition to terminal revenues.

Belarusian Telecom’s EBITDA improved 38.9% from a $5.4 million loss in 2012 to a $3.3 million loss in 2013.  On an original currency basis, Belarusian Telecom’s EBITDA improved as well due to an increase in revenues partially netted off with an increase in direct cost of revenues and selling and marketing expenses.

Net finance cost increased 50.2% to a $98.5 million loss in 2013 from a $65.6 million loss in 2012, mainly due to an increase in foreign exchange loss as a result of the devaluation of the Belarusian Ruble against the U.S. Dollar in 2012 by only 2.6%, while the Belarusian Ruble depreciated 11.0% in 2013.

As at December 31, 2013, an impairment test was performed for Belarusian Telecom and an after tax impairment in the amount of $28.7 million was calculated for the cash-generating unit, allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and included in the depreciation expense.  The tax effect of the long-lived asset impairment of $1.7 million is included in the deferred taxation benefit.

b. 2012 compared to 2011

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

VI. Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

We had 35.2 million GSM subscribers in Turkey, including 21.2 million prepaid subscribers, as of December 31, 2013, compared to 35.1 million GSM subscribers in Turkey, with 21.9 million prepaid subscribers, as of December 31, 2012.  During 2013, we recorded positive net additions of 75 thousand Turkish GSM subscribers.

In Ukraine, we had 12.6 million and 11.1 million subscribers as of December 31, 2013 and 2012, respectively.  During 2013, we gained approximately 1.5 million new Ukrainian GSM subscribers.  This was primarily due to successful regional strategy, effective regional tariffs and campaigns.

a. Revenues

Total revenues for the year ended December 31, 2013 increased 1.9% to $5,975.4 million, from $5,865.8 million in 2012.  On a TRY basis, our revenues increased 8.6% compared to 2012, mainly due to a 38% growth in Turkcell Turkey’s mobile broadband revenues, as well as a higher contribution from our subsidiaries, particularly through Turkcell Superonline and Astelit.

Revenues from communication fees for the year ended December 31, 2013 decreased 0.1% to $5,369.0 million, from $5,374.0 million in 2012, mainly due to the 6.6% depreciation, on average, of the TRY against the USD. Our revenues from communication fees increased 6.4% on a TRY basis due to the growth in mobile broadband and service revenues together with the increase in interconnect revenues mainly due to the increase in incoming airtime despite the negative impact of the interconnection fee cuts effective from July 1, 2013 and the increase in outgoing revenues due to an increase in outgoing airtime.  Communication fees consist of revenues from postpaid and prepaid subscribers, interconnect revenues and roaming revenues.  In Turkey, postpaid revenue increased significantly whereas prepaid revenue decreased slightly compared to 2012. Postpaid subscriber usage is generally higher than prepaid subscriber.  In Turkey, during 2013, we maintained our focus on the postpaid segment, with newly launched campaigns and offers, increased data lines, increased penetration of smartphones and promotions to switch customers from the prepaid to the postpaid segment.  We focus on postpaid subscribers because there is, in general, higher average revenue per postpaid subscriber and a lower churn rate.  In 2013, postpaid average revenue per user was TRY 37.3 whereas prepaid average revenue per user was TRY 11.8. These figures indicate that postpaid average revenue per user is approximately 3.2 times the prepaid average revenue per user.  Therefore, the increase in the number of postpaid subscribers has a positive effect on blended average revenue per user.

Commission fees and revenue on betting business increased to $120.4 million for the year ended December 31, 2013, from $89.0 million for the year ended December 31, 2012.  On a TRY basis, commission fees and revenue on betting business increased 44.8%.  This increase was primarily due to the increase in betting turnover in Turkey and revenue on betting business generated in Azerbaijan.

Monthly fixed fees revenue decreased 20.9% to $40.0 million for the year ended December 31, 2013, compared to $50.6 million for the year ended December 31, 2012.  On a TRY basis, monthly fixed fees revenue decreased 16.3% mainly due to the increased usage of packages which do not include monthly fixed fees.

b. Direct cost of revenues

Direct cost of revenues, including depreciation and amortization, increased 2.0% to $3,693.3 million in 2013 from $3,622.3 million for the year ended December 31, 2012.  On a TRY basis, direct cost of revenues increased 8.9% compared to 2012, due to an increase in treasury shares and universal funds paid, network related expenses, wages and salaries and other items (mainly from the increase in direct cost of revenues in Azerbaijan as a result of betting business turnover increase, increase in ADSL resell expense of Turkcell Superonline and tax expense regarding the ICTA decision dated September 26, 2012 enabling users of mobile lines without subscription to register those lines under their names at no charge.).

Treasury shares and universal funds paid to the Turkish Treasury and Ministry of Transport, Maritime Affairs and Communications (“Turkish Ministry”) decreased 0.8%, from $767.0 million for the year ended December 31, 2012 to $761.0 million in 2013.  However, they increased 5.5% on a TRY basis lower than the increase in revenues due to increased contribution of subsidiaries to revenues.

Depreciation and amortization charges (including impairment charges) increased 4.8%, from $788.6 million for the year ended December 31, 2012 to $826.8 million in 2013, while on a TRY basis depreciation and amortization charges increased 12.9%, mainly due to the increase in depreciation and amortization charges of Turkcell Turkey, Turkcell Superonline and the impairment impact recognized for Belarusian operations.  The amortization expense for our GSM license and other telecommunication operating licenses was $53.5 million and $57.5 million for the years ended December 31, 2013 and 2012, respectively.

Interconnection and termination costs decreased 3.9% to $738.2 million in 2013 from $768.1 million for the year ended December 31, 2012.  They increased 1.9% on a TRY basis due to the increase in off-net traffic which is partially netted off with the impact of interconnection fee cuts effective from July 1, 2013.

Transmission costs, site costs and maintenance costs decreased approximately 13.2%, from $129.7 million for the year ended December 31, 2012 to $112.6 million in 2013.  On a TRY basis, these costs decreased 7.7%, mainly resulting from the decrease in the maintenance cost as a result of the decrease of the prices in regular maintenance services.  Furthermore, uncapitalizable radio costs and expenses increased 3.3%, from $382.8 million for the year ended December 31, 2012 to $395.3 million in 2013.  Radio costs increased 10.6% on a TRY basis mainly due to the increase in the number of radio base stations.

Wages, salaries and personnel expenses for technical personnel increased 4.0% to $327.9 million in 2013 from $315.4 million for the year ended December 31, 2012.  They increased 10.9% on a TRY basis mainly due to the periodic increase in wages and salaries.

Roaming expenses decreased 12.8% to $41.4 million in 2013 from $47.5 million for the year ended December 31, 2012.  On a TRY basis they decreased 6.4% mainly due to a decrease in roaming tariffs partially netted off with the increase in roaming durations between international operators and Turkcell.

Billing costs decreased 12.0% to $47.0 million in 2013 from $53.3 for the year ended December 31, 2012.  On a TRY basis they decreased 6.8% mainly due to the increase in the usage of the electronic invoices for billing.

As a percentage of revenues, direct cost of revenues remained stable at 61.8% in 2013 and 2012, as a result of increases in depreciation and amortization expenses 0.4 pp and other cost items 0.3 pp as opposed to a decrease in interconnection and termination expenses 0.7 pp as a percentage of revenues.

Gross profit margin remained stable at 38.2% in 2013 and 2012.

c. Administrative expenses

General and administrative expenses increased 6.0% to $286.8 million in 2013 from $270.5 million in 2012.  On a TRY basis, these expenses increased 13.7%, mainly due to an increase in bad debt expenses resulting from the increased handset bundled offers, together with the increase in wages and salary expenses arising from periodic increases in such figures.  As a percentage of revenues, general and administrative expenses increased to 4.8% for the year ended December 31, 2013, from 4.6% in 2012.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 8.6% to $108.1 million in 2013 from $99.5 million for the year ended December 31, 2012.  On a TRY basis, they increased 16.5%, primarily due to periodic increases in wages and salaries.

Bad debt expenses increased 27.3% to $79.5 million in 2013 from $62.4 million for the year ended December 31, 2012.  On a TRY basis, bad debt expense increased 37.2%, mainly due to increased handset bundled offers.  We provided an allowance of $324.0 million and $392.9 million for doubtful receivables for the years ended December 31, 2013 and 2012, respectively, depending on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions.

Other administrative expenses, including collection and consulting expenses, decreased 8.6% to $99.1 million in 2013 from $108.6 million for the year ended December 31, 2012 mainly due to the 6.6% depreciation, on average, of the TRY against the USD.  On a TRY basis, other administrative expenses decreased 2.5%.

d. Selling and marketing expenses

Selling and marketing expenses increased 1.1% to $964.1 million in 2013 from $953.2 million for the year ended December 31, 2012.  However, on a TRY basis, they increased 8.1%, primarily due to an increase in selling expenses, wages and salary expenses and frequency usage fees paid for prepaid subscribers.  As a percentage of revenues, selling and marketing expenses decreased from 16.3% for the year ended December 31, 2012 to 16.1% for the year ended December 31, 2013.

Selling expenses, which consist of distributor support, dealer support, and other selling expenses, increased 0.9% to $413.0 million for 2013 from $409.2 million for 2012.  On a TRY basis, selling expenses increased 8.0%, mainly due to an increase in commission paid to dealers.

Total marketing expenses, which consist of advertising, market research, sponsorships expenses and customer relations expenses, decreased 7.4%, to $245.3 million in 2013 from $264.9 million for the year ended December 31, 2012.  On a TRY basis, marketing expenses decreased 1.1%.

Prepaid subscribers’ frequency usage fee expenses increased 19.0%, to $79.4 million in 2013 from $66.8 million for the year ended December 31, 2012.  On a TRY basis, these expenses increased 26.5%, mainly as a result of the increase in tariffs and decrease in the charged amount to prepaid subscribers.

Wages, salaries and personnel expenses for selling and marketing employees increased 12.0%, to $173.0 million in 2013 from $154.5 million for the year ended December 31, 2012.  On a TRY basis, these expenses increased 19.6%, mainly due to periodic increase in wages and salaries.

e. Other operating income/(expense)

Other net operating expenses decreased to $29.2 million in 2013 from $58.8 million in 2012, mainly due to a decrease in impairment charges recognized on our investments.

Other expenses for the year ended December 31, 2013 mainly consists of payments and provisions for the penalties imposed by ICTA for not complying with relevant regulations as explained in Note 34 (Commitments and Contingencies, Legal Proceedings) to our Consolidated Financial Statements in this Form 20-F, amounting to $18.4 million and impairment recognized on our investment in T- Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”) and Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”) amounting to $9.3 and $10.0 million, respectively.

f. Results from operating activities

Results from operating activities increased to $1,002.0 million in 2013 from $961.0 million for the year ended December 31, 2012.  As a percentage of revenues, results from operating activities increased from 16.4% in 2012 to 16.8% in 2013 mainly due to a decrease in selling and marketing expenses and other operating income/(expense) as a percentage of revenues.

g. Net financial income/(costs)

Net financial income increased $299.9 million in 2013 from $260.6 million in 2012, due to a decrease in financial expenses from $125.5 million in 2012 to $95.5 million in 2013 (mainly arising from lower interest payments for legal cases and a decrease in discount interest expense) and an increase in finance income from $386.1 million in 2012 to $395.4 million in 2013.  On a TRY basis, net financial income increased to TRY 555.3 million in 2013 from TRY 467.5 million in 2012.

Finance income increased 2.4% to $395.4 million in 2013 from $386.1 million for the year ended December 31, 2013.  On a TRY basis, it increased 9.9% due to an increase in interest earned on contracted receivables.

Finance cost decreased 23.9% to $95.5 million in 2013 from $125.5 million for the year ended December 31, 2013.  On a TRY basis, it decreased 8.7%, mainly due to lower interest payments for legal cases and a decrease in discount interest expenses as opposed to the increase in translation losses a $2.4 million loss in 2012 to a $32.4 million loss in 2013 mainly due the higher depreciation of the Belarusian Ruble against the U.S. Dollar in 2013.  Foreign exchange losses in 2013 and 2012 are mainly attributable to our net foreign exchange position.

h. Monetary gain

Monetary gain which we recognize from our Belarusian operations decreased 13.0% in 2013 to $82.9 million from $95.3 million in 2012, as a result of a decrease in inflation in Belarus.  The economic environment in Belarus deteriorated significantly starting from the second quarter of 2011.  The cumulative inflation in the last three years exceeded 100%.  As a result, Belarus was considered a hyperinflationary economy.  As a consequence, the accounting rules for “Reporting in hyperinflationary economies” were applied to our Belarusian operations for the years ending December 31, 2013 and 2012.  With respect to this, monetary gain is recorded as a result of the effect of general inflation and calculated as the difference resulting from the restatement of non-monetary assets, equity and statement of income items.

i. Share of profit of equity accounted investees

Our share of profit of equity accounted investees increased 27.7% in 2013 to $155.4 million from $121.7 million for 2012, mainly due to a higher net income contribution from Fintur as well as the annulment of the A-Tel agreement.  The lawsuit related to the annulment of the A-Tel agreement is explained in Note 34 (Commitments and Contingencies, Legal Proceedings) to our Consolidated Financial Statements in this Form 20-F.

j. Income tax expense

Income tax expense increased 6.6% in 2013 to $310.7 million from $291.5 million in 2012.  On a TRY basis, income tax expense increased 13.2%.

The effective tax rate was 20.2% and 20.3% for the years ended December 31, 2013 and 2012, respectively.

Our domestic tax rate is 20%.  Differences between the effective tax rate and our domestic tax rate include, but are not limited to, the effect of allowance for deferred tax assets, tax rates in foreign jurisdictions, tax exempt income and non-deductible expenses.

k. Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated financial statements of operations under “non-controlling interests”.  Non-controlling interests had a $1.3 million loss for the year ended December 31, 2013, compared to a $11.7 million gain for 2012.

Non-controlling interest gain from Euroasia’s net loss amounting to $32.7 million in 2013 is $14.7 million for the year ended December 31, 2013, whereas the non-controlling interest gain from Euroasia’s net loss amounting to $56.1 million in 2012 is $25.2 million.  In addition, net profit generated by Inteltek for the years ended December 31, 2013 and 2012 resulted in a loss from non-controlling interests of approximately $13.6 million and $13.0 million, respectively.

l. Profit for the year attributable to equity holders of the Company

Profit for the year attributable to equity holders of the Company increased from $1,158.8 million in 2012 to $1,228.2 million in 2013.  Profit for the period attributable to equity holders of the Company also increased on a TRY basis by 11.9%.  This was mostly due to improvement in operating profit arising from an increase in revenues which partially netted off with the increase in operational expenses, together with the improvement in net finance income, share of profit of equity accounted investees and the absence of impairment charges on A-Tel in 2012.

VII. Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

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

a. Revenues

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

b. Direct cost of revenues

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

c. Administrative expenses

General and administrative expenses increased 9.7% to $270.5 million in 2012 from $246.5 million in 2011.  On a TRY basis, these expenses increased 17.8%, mainly due to an increase in bad debt expenses resulting from the increase in the postpaid subscriber base and increased handset bundled offers, together with the increase in wages and salary expenses arising from periodic increases in such figures.  As a percentage of revenues, general and administrative expenses increased to 4.6% for the year ended December 31, 2012, from 4.4% in 2011.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 1.4% to $99.5 million in 2012 from $98.1 million for the year ended December 31, 2011.  On a TRY basis, they increased 8.2%, primarily due to periodic increases in wages.

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

d. Selling and marketing expenses

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

Prepaid subscribers’ frequency usage fee expenses decreased 39.8% to $66.8 million in 2012 from $111.0 million for the year ended December 31, 2011.  On a TRY basis, these expenses decreased 33.4%, mainly as a result of the positive impact of the frequency fee charged to some of the prepaid subscribers starting from June 2011 partially netted off with the increase in prepaid frequency usage fee paid arising from the increase in tariffs while the prepaid subscriber base decreased.

Wages, salaries and personnel expenses for selling and marketing employees increased 9.0% to $154.5 million in 2012 from $141.7 million for the year ended December 31, 2011.  On a TRY basis, these expenses increased 16.9%, due to an increase in the number of employees and periodic increase in wages and salaries.

e. Other operating income/(expense)

Other net operating expenses decreased to $58.8 million in 2012 from $128.7 million in 2011, mainly due to a decrease in impairment charges recognized on our investments together with the decrease in legal penalties incurred in 2012.

Other expenses for the year ended December 31, 2012 are mainly comprised of:  an impairment charge recognized on our investments in A-Tel amounting to $40.3 million due to the annulment of the service provider and distribution agreement with A-Tel via notification dated January 31, 2012, which was effective August 1, 2012. The carrying amount of A-Tel in our consolidated financial statements is decreased to our share of the net assets of A-Tel as at December 31, 2012.  Additionally, we accrued a provision before tax effect amounting to $19.3 million and recognized the provision in other expense.  Other expenses also includes payments and provisions for the penalties imposed by the ICTA for not complying with the aforementioned and relevant regulations amounting to $6.4 million.

f. Results from operating activities

Results from operating activities increased to $961.0 million in 2012 from $695.0 million for the year ended December 31, 2011.  As a percentage of revenues, results from operating activities increased from 12.4% in 2011 to 16.4% in 2012 mainly due to a decrease in selling and marketing expenses, in the direct cost of revenues and other operating income/(expense) as a percentage of revenues.

g. Net financial income/(costs)

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

h. Monetary gain

Monetary gain which we recognize from our Belarusian operations decreased 34.2% in 2012 to $95.3 million from $144.8 million in 2011.

i. Share of profit of equity accounted investees

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

Since the service provider and distribution agreement with A-Tel was annulled via notification dated January 31, 2012, which was effective August 1, 2012, the carrying amount of A-Tel in our consolidated financial statements is decreased to our share on the net assets of A-Tel as at December 31, 2012.  Additionally, we accrued a provision before tax effect amounting to $19.3 million and recognized in other expenses explained in Note 16 and 35 (Investments in equity accounted investees and Related parties) to our Consolidated Financial Statements in this Form 20-F.

Furthermore SDIF, holding 50% of A-Tel, filed a lawsuit as detailed in Note 34 (Commitments and Contingencies, Dispute on termination of agreements with A-Tel”) to our Consolidated Financial Statements in this Form 20-F.  The lawsuit was dismissed. SDIF and Bilgin Holding A.S. appealed the decision. The appeal process is still pending. Bilgin Holdign A.S. also filed another lawsuit with the same allegations against our Company with some of our directors who are board members of A-Tel and was represented our company in general meeting.

j. Income tax expense

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

k. Non-controlling interests

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

l. Profit for the year attributable to equity holders of the Company

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

VIII. Effects of Inflation

The annual inflation rates in Turkey were 7.4%, 6.2% and 10.5% for the years ended December 31, 2013, 2012 and 2011, respectively, based on the Turkish consumer price index.  While contracting domestic demand pulled inflation lower in 2013, the administrative price hikes and tax increases in addition to pass through effects from TRY depreciation, pushed it higher.  The current inflation target set by the CBRT is 6.6%, with a confidence interval of between 5.2% and 8.0% for 2014.  The most recent CBRT expectations survey, dated March 14, 2014, indicates that consumer inflation will be around 8.0% by the end of 2014, which is above the CBRT’s target.  However, the CBRT hiked rates as expected in January 2014 putting some downward pressure on inflation.  For additional information, see “Item 3.A. Selected Financial Data—Exchange Rate Data” and “Item 3.D. Risk Factors”.

Inflationary pressure remains elevated in Belarus, even though headline CPI has been gradually moderating amid official control over food prices and softer money-supply growth.  Consumer price inflation slowed to 16% in December 2013 from the annual peak of 23% posted in January 2013.  Despite a slowdown in inflation, tight monetary policy is set to continue due to concerns about external imbalances and currency stability.  Although downside economic risks have been reduced, macroeconomic stability is still fragile.  External vulnerability is still a concern and next year’s financing picture remains challenging due to a heavy debt redemption schedule and strong domestic demand keeping current account deficit wide.  Given Belarus’ record low level of foreign currency reserves coupled with the high debt repayments due this year and the current account deficit, these factors may create devaluation and inflationary pressure.

Ukraine has experienced deflation since May 2012.  Annual inflation came in flat at -0.5% in December.  The fixed exchange rate (revised to floating exchange regime in early 2014) and the recession were the main factors explaining the persistent deflation in Ukraine.  The outlook for inflation remains obscured by the uncertainty about the current political situation in the country.

IX. Foreign Currency Fluctuations

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

In Ukraine, the only hedging tool seems to be non deliverable forwards (“NDF”) which is a cash settled product in U.S. Dollar, a short term forward contract on a non convertible foreign currency which could not be delivered offshore.  The liquidity in the UAH NDF market is very thin and ineffective.  Also, Ukraine’s high current account deficit and external funding needs as well as low level of foreign currency reserves leave the country vulnerable to global shocks. As of March 14, 2014, following military actions, political instability, civil unrest and economic problems, Ukrainian Hryvnia depreciated against U.S. Dollar by 19%.

In the current economic environment and considering the aforementioned fragile economic conditions, there is a possibility of further devaluations in Ukraine and Belarus.

Our foreign currency risk management policy is focused on hedging foreign currency exposure arising from non-TRY denominated liabilities and purchase commitments.  See “Item 11.  Quantitative and Qualitative Disclosures about Market Risk”.  We hedge our currency risks with forward exchange contracts and options.

X. Interest Rate Hedging

Monitoring and examining financing opportunities to improve our financial flexibility and performance has been a continuous process for us.  Depending on the availability in both domestic and international debt/capital markets, we continuously monitor new financing alternatives for contingency purposes as well as to fund potential new investments or acquisitions.  We are exposed to interest rate risk as part of our total debt portfolio, which is based on a floating rate.  We also closely monitor various hedging alternatives to hedge our interest rate risk with a minimum cost.  In June 2011, we engaged in a forward start collar agreement for some portion of our debt which is due in 2015 and exposed to interest rate risk.  The collars hedge variable interest rate risk for the period between 2013 and 2015.

a. New Accounting Standards Issued

See Note 3 (Significant accounting policies, New standards and interpretations) of our Consolidated Financial Statements in this Form 20-F.

5.B                             Liquidity and Capital Resources

a. Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile communications network, for operational capital expenditures, for working capital, and to service our debt obligations.  A summary of our consolidated cash flows for the years ended December 31, 2013, 2012 and 2011, is as follows:

	2013	2012	2011
U.S. $ million
Net cash generated by operating activities	994.0	1,188.3	925.8
Net cash generated by / (used in) investing activities	(469.7)	304.6	(1,410.5)
Net cash generated/(used in) financing activities	(121.6)	(171.2)	31.6
Net cash increase/(decrease) in cash and cash equivalents	402.7	1,321.6	(453.1)
Effects of foreign exchange rate fluctuations on cash and cash equivalents	(520.5)	97.2	(335.7)

Net cash provided by our operating activities for the years ended December 31, 2013 and 2012, amounted to $994.0 million and $1,188.3 million, respectively.

Net cash from operating activities decreased in 2013, in contrast to a $82.3 million increase in profit from operational activities compared to 2012.  We consider the subtotal after the adjustments for profit for the period in order to analyze the increase in cash from operating activities.  Since these lines are adjusting in nature, they are to be excluded from net cash from operating activities, as they either do not have any effect on net cash from operating activities or they have an offsetting effect on the changes in working capital.  As a result, the trend in cash from operating activities should be correlated with the trend in results from operating activities, income tax expense and dividends received.  The corresponding subtotal, after adjustments, decreased from $1,819.2 million in 2012 to $1,706.1 million in 2013.  Furthermore, the increase in income taxes paid ($337.8 million in 2013 from $307.3 million in 2012) and the decrease in dividends received ($41.3 million in 2013 from $239.4 million in 2012) resulted in a 16.3% decrease in net cash provided by our operating activities.

Net cash used by investing activities for the year ended December 31, 2013, amounted to $469.7, whereas net cash generated in investing activities for the year ended December 31, 2012 amounted to $304.6.  The change in net cash used/generated by investing activities is mainly due to a decrease in proceeds from the sale of financial assets by $897.1 million and a decrease in interest received partially offset by the decrease in capital expenditures.  For the year ended December 31, 2013, we spent approximately $853.8 million on capital expenditures compared to $975.5 million in 2012.  Of the $853.8 million in capital expenditures, approximately $495.6 million was related to capital expenditures made by Turkcell, mainly for our mobile communications network in Turkey, whereas such amount was $531.4 million in 2012.  Total capital expenditures of Euroasia decreased from $77.8 million in 2012 to $67.8 million in 2013 and total capital expenditures of Turkcell Superonline decreased from $253.4 million in 2012 to $187.0 million in 2013.

We have used net cash in our financing activities for the year 2013 amounting to $121.6 million, whereas we had $171.2 million of net cash used for 2012.  The change is mainly attributable to higher proceeds from the issuance of loans and borrowings partially netted with the increase in repayment of loans and borrowings.  In 2013, proceeds from the issuance of loans and borrowings were $898.1 million, compared to $670.5 million in 2012.  We repaid $1,019.3 million of our loans and borrowings in 2013, compared to $833.6 million in 2012.

b. Sources of Liquidity

Our loans from financial institutions consist of local and international bank borrowings with either fixed or floating interest rates.  A significant portion of our bank borrowings is utilized to finance our consolidated subsidiaries’ financing needs.  All of our loans are denominated in U.S. Dollar, Belarusian Ruble (“BYR”), EUR or TRY.  The floating interest rates vary from Libor + 1.3% to Libor + 3.5% for the loans denominated in U.S. Dollars, variable Euro rate is Libor + 3.465%.  The fixed interest rates vary from 0.68% to 8.00% for the loans denominated in U.S. Dollars, from 8.3% to 10.0% for the loans denominated in TRY; from 12.00% to 16.00% for the loans denominated in BYR and fixed Euro rate is 3.35%.  The loans are payable over the period from 2014 to 2024.

The ratio of our loans and borrowings to equity was 23% as of December 31, 2013, compared to 24% as of December 31, 2012.  We have been able to maintain our leverage at a satisfactory level and well in line with our targets.  For more information, see Note 26 to our Consolidated Financial Statements.

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

Under the current assumptions and circumstances, we expect to generate adequate levels of cash to maintain a positive cash position in the future and to have positive cash flow related to our communications and technology activities in Turkey.  According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow and our strong cash balance as of December 31, 2013. However, we continue to experience difficult pricing and competitive conditions in our markets, which we expect will continue.  We are also facing increased capital needs to finance our technological and geographic expansion, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

Our cash outflows through 2014 include possible dividend payments, quarterly corporate tax payments, capital expenditures and working capital needs.

We expect that our total operational capital expenditures as a percentage of revenues in 2014 will be around 17%, having planned to increase our mobile and fiber investments, including network modernization for future technologies.  This is based on our current projects and activities, and does not include any new projects.

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

c. Capital Transactions

All share amounts and per share figures reflected in our historical financial statements have been restated retrospectively for the aforementioned stock splits.

d. General Economic Conditions

Turkey’s growth was 4.0% in the first nine months of 2013 and based on market estimates, growth for 2014 is expected to be around 2.8%, mainly driven by the domestic demand.

e. Dividend Payments

For additional details regarding our dividend policy, see “Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy”.

5.C                            Research and Development, Patents and Licenses, etc.

We own a number of patents, utility models, trademarks and industrial designs

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

Internally developed software arising from our R&D partnership amounted to approximately $37.2 million, $37.9 million and $27.0 million in 2013, 2012 and 2011, respectively.  Internally developed software does not include any costs relating to the research phase.

5.D                             Trend Information

a. Changing Subscriber Base

The proportion of postpaid subscribers in our subscriber base was 40%, 38% and 34% in 2013, 2012 and 2011, respectively, due to our value focus.

The majority of our subscriber base, however, consists of prepaid subscribers.  Trends indicate that prepaid subscribers have more control over their usage patterns.

b. Regulations affecting our prices

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

With respect to the interconnection rates that we charge, after a 33% reduction for Turkcell in 2008, the interconnection rates issued by the ICTA on March 25, 2009 for all mobile operators in Turkey provided for a further 29% decrease, on average, among all operators.  On February 10, 2010, there was an additional 52% reduction in Turkcell’s interconnection rates.  Finally, with the ICTA’s board resolution dated June 17, 2013, our mobile termination rates have been set at TRY 0.0250 (equivalent to $0.011 as of March 14, 2014), a 20% decline from TRY 0.0313 (equivalent to $0.014 as of March 14, 2014).  In addition, the ICTA with a board resolution dated April 12, 2013, lowered SMS termination rates for Turkcell from TRY 0.0170 (equivalent to $0.008 as of March 14, 2014) to TRY 0.0043 (equivalent to $0.002 as of March 14, 2014).

With respect to minimum tariffs, with a board resolution dated March 25, 2009, the ICTA set a lower limit solely for Turkcell’s on-net retail tariffs. In 2013, the ICTA linked the mobile termination rates to minimum on-net voice levels with a parameter of 1.7 such that our minimum on-net prices should be set by multiplying the mobile termination rate with the above mentioned parameter of 1.7. As a result, the ICTA increased the minimum tariff to be applied by Turkcell from TRY 0.0313 (equivalent to $0.014 as of March 14, 2014) to TRY 0.0428 (equivalent to $0.019 as of March 14, 2014) for voice and to set the minimum tariff of TRY 0.0073 (equivalent to $0.003 as of March 14, 2014) for SMS, applicable to both tariffs and campaigns. The amendments for tariffs were effective as of July 2013 and for campaigns as of February 2014.  These pricing regulations are valid on each and every single voice tariff and campaign, whereas we are obliged to maintain our minimum on-net SMS rate on network base.

With respect to the maximum tariffs, although the Concession Agreement includes a provision regarding only the increase of the maximum tariffs, the ICTA has decreased the maximum tariff since 2007, which has negatively affected our tariff structure. In 2013, the maximum tariff on mobile voice increased by approximately 6% to TRY 0.439 (equivalent to $0.20 as of March 14, 2014), while as of January 2014 the maximum tariff on SMS decreased by 20% to TRY 0.332 (equivalent to $0.15 as of March 14, 2014).

Further cuts in interconnection rates and changes in minimum and maximum tariffs will result in our having to redesign our tariffs and will impact our operational results, depending on pricing trends and marketing strategies in the Turkish mobile communications market.

Given these factors, it is difficult to predict with any degree of certainty the growth and usage patterns of our subscribers and our ability to maintain or increase revenues or profitability.  General economic conditions, competitive pressures and the trend in our retail and interconnection pricing have exerted, and will continue to exert, pressure on the level of our financial results.

c. Liquidity

Our activities have traditionally generated strong positive cash flow.  According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow and our strong cash balance as of December 31, 2013. However, we continue to experience difficult pricing and competitive conditions in our markets, which we expect will continue.  We are also facing increased capital needs to finance our technological and geographic expansion, which may increase our net cash used for investing activities.  These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

We expect that our total operational capital expenditures as a percentage of revenues in 2014 will be around 17%, having planned to increase our mobile and fiber investments, including network modernization for future technologies.  This is based on our current projects and activities, and does not include any new projects.

d. Currency devaluation and impairments

Our results of operations and the value of certain of our assets have been adversely affected by devaluations in the currencies of certain countries, in particular Belarus, Turkey and Ukraine. Further currency devaluation remains a risk and may continue to have an adverse effect in the future.  Furthermore, operational and technological changes, general macroeconomic conditions, legal, regulatory or political obstacles in Ukraine and Belarus may lead to further impairments in the values of certain of our assets in the future.

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

We routinely enter into operating leases for property in the normal course of business.  The future minimum operating lease payments under non-cancellable leases amount to $90.4 million and $115.9 million as of December 31, 2013 and 2012, respectively.

Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2013.

		Amount of contingent liability expiration per period—Remaining commitment
U.S.$ million	Total amount committed	At December 3 1, 2013	Indefinite*	Less than one year	1—3 years	3—5 years	Over 5 years
Bank Letters of Guarantee	225.5	225.5	51.0	30.6	41.0	77.4	25.5

*                 Bank letters of guarantee are not given for a specific period.  Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2013, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to custom authorities, private companies and other public organizations amounting to $225.5 million.

See “Item 5.B. Liquidity and Capital Resources—Sources of Liquidity”.

5.F                              Tabular Disclosure of Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2013.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(U.S.$ million)
Loans and borrowings (*)	1,618.7	858.2	709.2	49.3	2.0
Finance lease obligations	25.3	3.2	4.8	4.3	13.0
Payable in relation to the acquisition of Belarusian Telecom	100.0	—	—	—	100.0
Total Contractual Cash Obligations	1,744.0	861.4	714.0	53.6	115.0

*                 Includes undiscounted interest.

	Amount of Commitment
Other Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(U.S.$ million)
Purchase obligations	463.7	293.6	102.3	64.1	3.7

As at December 31, 2013, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $463.7 million.  Out of total purchase commitments, $159.5 million represents commitments with respect to property, plant and equipment and intangible assets.

5.G                            Safe Harbor

Not applicable.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A                             Directors and Senior Management

I. Board Members

Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management.  Our Articles of Association mandates a Board of Directors containing seven members.

Members of our Board of Directors are generally appointed for a term of three years.  However, in a series of resolutions in 2013, the CMB appointed new members to our Board, who shall remain members until new members are elected or until the CMB announces a new resolution.  The CMB with its resolution dated March 11, 2013, announced the replacement of Mehmet Bulent Ergin, Tero Erkki Kivisaari and Oleg Adolfovich Malis on our Board of Directors with three new members, Atilla Koc, Mehmet Hilmi Guler and Ahmet Akca, who serve as “independent board members” according to Art.17/2 of the Capital Markets Law No. 6362. The CMB with its resolutions dated August 15, 2013 and September 13, 2013 announced the appointment of Mehmet Bostan, Bekir Pakdemirli, Jan Erik Rudberg and Erik Belfrage, as board members who satisfy the independency criteria. They were appointed by the CMB pursuant to sub-paragraph (k) of the first paragraph of article 128 of Capital Markets Law No.6362, in place of members of our Board of Directors who were elected at the general assembly meeting on April 29, 2010 for a duty period of three years and whose duty periods have expired and whose successors could not be elected at the general assembly meetings.

As of March 14, 2014, our Board of Directors had the following members:

Name	Date appointed to the Board of Directors by Capital Markets Board resolution
Ahmet Akca (Chairman)(1)	March 11, 2013
Atilla Koc	March 11, 2013
Bekir Pakdemirli	August 15, 2013
Erik Belfrage	September 13, 2013
Jan Erik Rudberg	September 13, 2013
Mehmet Bostan	August 15, 2013
Mehmet Hilmi Guler	March 11, 2013

(1)         Mr. Akca was appointed Chairman of the Board of Directors on August 19, 2013, replacing Mr. Colin J. Williams.

II. Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors.  Officers do not have fixed terms of office.  The following table sets forth the name and office of each member of our Corporate Executive Team during the fiscal year 2013.

Name	Office
Sureyya Ciliv	Chief Executive Officer
Murat Dogan Erden(1)	Chief Financial Officer
Bulent Elonu	Chief Network Operations Officer
Burak Sevilengul	Chief Consumer Marketing Officer
Gediz Sezgin(4)	Chief Information and Communication Technologies Officer
Hulusi Acar	Chief Consumer Sales Officer
Ilker Kuruoz	Chief Technology Group Officer
Ilter Terzioglu	Chief Special Projects Officer
Koray Ozturkler	Chief Corporate Affairs Officer
Lale Saral Develioglu	Chief International Business Officer
Meltem Kalender Ozturk	Chief Group Human Resources Officer
Selen Kocabas	Chief Corporate Business Officer
Semih Incedayi(3)	Chief Products and Services Officer
Tayfun Cataltepe	Chief Regulation and Legal Officer
Tolga Cem Seyfeli(5)	Chief Legal Officer
Yigit Kulabas(2)	Chief Corporate Marketing Officer
Emre Sayin(6)	Chief Consumer Business Officer
Ekrem Yener (7)	Chief International Expansion Officer

(1)         Mr. Erden was appointed as Chief Financial Officer on August 27, 2013, after having served as Acting Chief Financial Officer and the Director responsible for Treasury and Risk Management since April 2012.

(2)         Mr. Kulabas was appointed as Chief Corporate Marketing Officer on March 11, 2013.

(3)         Mr. Incedayi was appointed as Chief Products and Services Officer on December 4, 2013.

(4)         Mr. Sezgin was appointed as Chief Information and Communication Technologies Officer on December 4, 2013.

(5)         Mr. Seyfeli was appointed as Chief Legal Officer on December 6, 2013.

(6)         Mr. Sayin resigned from his position as Chief Consumer Business Officer effective May 20, 2013.

(7)         Mr. Yener resigned from his position as Chief International Expansion Officer effective December 31, 2013.

III. Biographies

a. Current Board Members

Ahmet Akca, born in 1956, was appointed to the Board of Directors on March 11, 2013.  He also serves as a member of the Audit Committee of Turkcell’s Board of Directors.  From 1980 to 1988, Mr. Akca served as a Foreign Trade Manager in the glass and food industry. In 1988, he became CEO of the International Trading House Company, a position he held until 1992.  He later started his own business, which he still runs. Mr. Akca is the founder and Chairman of the Board of Directors of the logistics company Akca Lojistik Hizmetleri ve Ticaret A.S.. He was a member of the Committee of Trustees in January 2010, at the time of the Bezmialem Vakif University foundation, and has been serving as Chairman of the Committee of Trustees since November 2011. After studying mathematics at Middle East Technical University and sociology at Istanbul University, Mr. Akca graduated from the Bursa Economics and Commercial Sciences Academy’s Department of Economics.

Atilla Koc, born in 1946, was appointed to the Board of Directors on March 11, 2013.  He also serves as a member of the Audit Committee of Turkcell’s Board of Directors.  After working as an Undersecretary at the Ministry of Interior and as the Chief of Police in Konya, he served as the District Governor of the Ulubey, Nusaybin and Bayindir districts, and as the Governor of Siirt and Giresun provinces. He has also been the Counselor in the Undersecretary of Prime Ministry, the General Secretary of Ankara Metropolitan Municipality, and the Central Governor.  Mr. Koc was the Minister of Culture and Tourism at the 59th Government.  Mr. Koc graduated from Ankara University’s Faculty of Political Science.

Bekir Pakdemirli, born in 1973, was appointed to the Board of Directors on August 15, 2013.  Over the past decade, Mr. Pakdemirli has worked as the Middle East Regional Manager of a multinational company, General Manager of a ceramic company in Izmir and as General Manager of a publicly traded food company.  Currently, he is Business Development Manager of McCain, while providing consultancy services to companies in the domains of management, finance, efficiency and restructuring. Mr. Pakdemirli presents weekly economic programs on Kanal 35 and Ege TV and is a member of the Capital Market Investors Association. Mr. Pakdemirli is, in addition, an amateur captain, pilot and radio operator, and is a Board Member of Anatolia Autism Foundation. After graduating from Bilkent University, Faculty of Business Administration, he completed his Master’s degree in Management at Baskent University.  Currently, Mr. Pakdemirli is enrolled in a doctoral program in Economics at Celal Bayar University.

Erik Belfrage, born in 1946, was appointed to the Board of Directors on September 13, 2013.  Previously, Mr. Belfrage worked as a Swedish diplomat in Geneva, Washington, Bucharest, Beirut, and Paris. He was also the Senior Vice President at SEB, an advisor to Dr. Peter Wallenberg, an advisor to the Chairman at the Investor AB Jacob Wallenberg and SEB Marcus Wallenberg companies, and Chairman and Partner at Consilio International AB. Currently, Mr. Belfrage is the Chairman of several boards and commissions. He holds an M.B.A from the Stockholm School of Economics.

Jan Erik Rudberg, born in 1945, was appointed to the Board of Directors on September 13, 2013.  He is currently Chairman of the Board of Directors and independent director of Kcell JSC, and the Chairman of the board of directors of Hogia AB companies, while also an independent director and the Chairman of the Audit Committee of OJSC Megafon.  From 1994 until 2003, he held a variety of managerial positions with Telia AB.  Mr. Rudberg previously served as Chief Executive Officer of Tele2 AB, Executive Vice President of Nordbanken AB, and Chief Executive Officer of Enator AB.  Mr. Rudberg holds a Business Administration degree from the Gothenburg School of Economics in Sweden.

Mehmet Bostan, born in 1971, was appointed to the Board of Directors on August 15, 2013.  Mr. Bostan worked as Senior Relationship Manager in BNP Ak Dresdner Bank A.S., Corporate Banking Manager at TSKB, Chief Representative of Dresdner Bank AG Turkey and Chief Financial Officer at Gunes Sigorta. He has been serving as a General Manager and Board Member of Vakıf Emeklilik since 2010. He is a Board Member of the Pension Monitoring Center. Mr. Bostan graduated with a degree in International Relations, Faculty of Economics, in Istanbul University.  He holds an MBA degree from Bilgi University.

Mehmet Hilmi Guler, born in 1949, was appointed to the Board of Directors on March 11, 2013.  He also serves as a member of the Audit Committee of Turkcell’s Board of Directors.  He had formerly worked as a project engineer and Group Chairman at TUSAS Aerospace Industries.  He also served as Vice President and Board Member of the Scientific and Technological Research Council of Turkey (TUBITAK), Chairman and General Manager of Machines and Chemical Industries Board (MKEK), General Manager and Board Member of Etibank, as the Chief Undersecretary to the Prime Minister and as Board Member and Managing Director at ERDEMIR and IGDAS.  Mr. Guler also served as the Minister of Energy and Natural Resources for the 58th, 59th and 60th Governments. Mr. Guler graduated from the Middle East Technical University’s Department of Metallurgy where he obtained his Master’s and Doctorate degrees.

b. Board members who were removed by the CMB and whose duty period expired

The CMB with its resolution dated March 11, 2013, announced the replacement of Mehmet Bulent Ergin, Tero Erkki Kivisaari and Oleg Adolfovich Malis on our Board of Directors with three independent members, Atilla Koc, Mehmet Hilmi Guler and Ahmet Akca.  Furthermore, due to the fact that remaining Board members’ term of duty have expired as of April 2013, namely Colin J Williams, Karin B Eliasson, Alexey Khudyakov and Gulsun Nazli Karamehmet Williams, the CMB, with its resolution dated August 15, 2013, announced the appointment of two new members, Mehmet Bostan and Bekir Pakdemirli, in order to reach the quorum stipulated under the articles of association of the Company. Further, with its resolution dated September 13, 2013, in addition to its previous appointment of 5 members, it announced the appointment of two new members, Jan Erik Rudberg and Erik Belfrage.  Please refer to our 2012 20-F for the biographies of the previous members of the Board.

c. Executive Officers

Sureyya Ciliv, born in 1958, was appointed the Chief Executive Officer of Turkcell on January 9, 2007.  Having previously worked as Microsoft Turkey country manager from 1997 to 2000, he served in various management positions in Microsoft Global Sales, Marketing and Service Group in the U.S. between 2000 and 2007.  Prior to 1997, Mr. Ciliv was the General Manager and Chairman of Novasoft Systems Inc., a company he established in Boston, USA.  Sureyya Ciliv received his MBA degree from Harvard University in 1983, after successfully graduating with honors in Industry & Operations Engineering and Computer Engineering from the University of Michigan in 1981.

Murat Dogan Erden, born in 1969, was appointed the Chief Financial Officer of Turkcell on August 27, 2013, after having served as Acting Chief Financial Officer since April 2012.  He joined Turkcell in 2001 as the Director of Treasury and was responsible for the Treasury and Risk Management activities.  He also represents Turkcell as a Board Member at a number of selected group companies since 2006.  Mr. Erden started his career at the Treasury and Capital Markets Department of Bankers Trust Turkey.  Following the Deutsche Bank-Bankers Trust merger, he continued to work for the Global Markets Department as Assistant Treasurer.  Mr. Erden is a graduate of the Department of Economics at Bogazici University and received his MBA degree from San Diego State University in Finance in 1995.

Bulent Elonu, born in 1973, started his professional life in 1997 at Siemens Company and joined Turkcell in 1999.  He undertook various managerial roles in Network Operations Function and served as Head of Transport Network Division from 2009 to 2012.  Mr. Elonu was appointed as the Chief Network Operations Officer in October 2012.  Prior to his current position, Mr. Elonu was the Regional Operations Marmara Division Head.  Mr. Elonu graduated from the Istanbul Technical University Electrical Engineering Department.

Burak Sevilengul, born in 1973, joined Turkcell in 2001 and has been the Chief Consumer Marketing Officer since August 2010.  Prior to this appointment, he was the Division Head of the Consumer Business Group and held various other managerial responsibilities within the Marketing Department.  Mr. Sevilengul is a graduate of Middle East Technical University’s Department of Business Administration and holds an MBA Degree from the University of Georgia, Terry College of Business.

Gediz Sezgin, born in 1966, joined Turkcell in 1995.  He has contributed to the formation of Turkcell’s network infrastructure as engineer and manager.  Between 2006-2008, Mr. Sezgin worked at Information and Communication Technology as Service Network Director. Between 2009-2013, he worked as the Application Operations Director.  In December 2013, he was appointed as the Chief Information and Communication Technologies Officer.  He graduated from Istanbul Technical University Electronics and Communication Engineering Department.  He received his Master’s degree from the same university in 1991.

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

Ilker Kuruoz, born in 1970, became Turkcell’s Chief Technology Group Officer in December 2013.  Prior to this he was the Chief Information and Communication Technologies Officer since September 2009.  He joined Turkcell in 2006.  Mr. Kuruoz began his professional career at ABT in 1994.  He then worked at NCR as a System Consultant, at Garanti Teknoloji as a Business Unit Manager and at Accenture as a Senior Manager.  Prior to his current position at Turkcell, he was the Capability Management Division Head of Turkcell.  Mr. Kuruoz graduated from the Bilkent University Computer Engineering department in 1992 and holds a Master’s Degree from the same department.

Ilter Terzioglu, born in 1966, joined Turkcell in 2003.  Mr. Terzioglu has worked in the communications sector since 1993 and served as Assistant General Manager at Ericsson, Superonline and Show TV.  Mr. Terzioglu is a graduate of the Department of Econometrics at Istanbul University.  Between April 1, 2006 and September 30, 2012, Mr. Terzioglu was the Chief Network Operations Officer.  Prior to that appointment, he was the Head of Business Strategies, Regulation and Risk Consolidation at Turkcell.  Mr. Terzioglu has been Chief Strategic Projects Officer at Turkcell since October 2012.

Koray Ozturkler, born in 1964, joined Turkcell in 1998, and since April 9, 2008, has been the Chief Corporate Affairs Officer in charge of corporate communications, investor relations and corporate citizenship.  Prior to this appointment he had been the Investor Relations Division Head at Turkcell since 2002, and before that was the Director of International Business Development.  Mr. Ozturkler started his career in the U.S. at Accenture Consulting as a Consultant mainly servicing the Telecom Industry from 1990 to 1994.  He continued his career at Yapi Kredi Bank as Re-engineering Program Director from 1994 to 1998.  Mr. Ozturkler is a graduate of Johnson C. Smith University with a degree in Marketing, and received his MBA concentrating on MIS from Mercer University.

Lale Saral Develioglu, born in 1968, joined Turkcell in 2003 and has been Chief International Business Officer since May 2011.  Prior to this position, she was Turkcell Group Marketing Services Officer and Chief Marketing Officer.  Starting her career at Unilever in 1992, Ms. Develioglu served as Brand Manager for 5 years and Marketing Manager for 7 years in various product categories and markets until 2003.  She is a graduate of the Department of Industrial Engineering at Bogazici University.  She also holds a Master’s Degree in Operations Research and Engineering Management from Rensselaer Polytechnic Institute, New York.

Meltem Kalender Ozturk, born in 1974, joined Turkcell in 1998 and is the Chief Group Human Resources Officer.  Between 2001 and 2011, she was the Division Head of Employee Relations responsible for training & development, talent management, remuneration, employee relations, recruitment, organizational development and quality management.  Ms. Ozturk also worked in various human resources functions at Logo Business Solutions and Isiklar Holding.  Ms. Ozturk is a graduate of Business Administration from Marmara University.

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

Semih Incedayi, born in 1965, joined Turkcell in 2006.  Before joining Turkcell, Mr. Incedayi had 10 years of experience at Koc Group, 4 years at Telsim and 2 years at Borusan Telecom.  He graduated from Middle East Technical University Computer Engineering Department.  Since April 2007, Mr. Incedayi has been the General Manager of Turkcell Technology.  In December 2013, he was appointed Chief Products and Services Officer.

Tayfun Cataltepe, born in 1961, joined Turkcell in 2007 and is the Chief Regulation and Legal Officer.  After graduating from the Electronic Engineering Department of Bogazici University, Mr. Cataltepe received his MSc degree from Michigan Technology University and Doctorate Degree from the University of California, Los Angeles.  From 1990 to 1998, he worked as a Research and Development Engineer at Bell Laboratories.  In 1998, he moved on to AT&T as the IP Network and Service Planning projects manager, where he worked until 2003. Following AT&T, he worked at Aycell as the Deputy General Manager in charge of Technical Operations.  He was then Deputy General Manager in charge of Network Operations at AVEA from 2004 to 2006.  From 2006 to 2007, Mr. Cataltepe served as the Europe Telecom Sector Expert in the Transaction Integration Services Department of Ernst & Young.

Tolga Cem Seyfeli, born in 1972, joined Turkcell in 2011 as the Institutional & Governmental Relations Director.  Prior to Turkcell, Mr. Seyfeli worked as a legal advisor at Turk Telekom, Ministry of Transport and Botas A.S.  Mr. Seyfeli graduated from the Faculty of Law at Ankara University and holds a Master’s degree in Private Law and Competition Law from Gazi University. In December 2013, he was appointed Chief Legal Officer.

Yigit Kulabas, born in 1970, was appointed as Chief Corporate Marketing Officer effective March 11, 2013.  Prior to his current position, he held positions at Oracle, Microsoft, and Ericsson.  Mr. Kulabas was the Global Marketing Director of Ericsson in his previous role.  He graduated from Bilkent University’s Department of Computer Engineering and received a Master’s Degree in Computer Engineering from Bilkent University.  He holds a PhD degree in Marketing from Istanbul Technical University.

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

For the year ended December 31, 2013, we provided, paid and accrued an aggregate of approximately $16.9 million to our executive officers and members of the Board of Directors including:  indemnities, salaries, bonuses and other benefits.  There was no deferred or contingent compensation accrued for the year payable to executive officers and members of the Board of Directors other than those already included in $16.9 million.  In 2012, we provided, paid and accrued an aggregate of approximately $15.0 million to our executive officers and members of the Board of Directors including:  indemnities, salaries, bonuses and other benefits.  Furthermore, we do not maintain any profit sharing, pension or similar plans. We have Directors, and Officers, Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties.  The coverage amount is $400 million, and there are a number of insurers, each covering a different layer of the policy.  The Directors and Officers Liability insurance is London based, but it is provided through Mapfre Genel Sigorta A.S., an insurance company in Turkey. In 2014, we paid a premium of approximately $1,127,175 and in 2013, we paid a premium of approximately $699,726. In 2012, we paid a premium of approximately $428,000.  The policy will expire on September 2, 2014, and we will consider renewing its insurance limit based on the terms and conditions offered.

Disclosure of compensation is required on an individual basis unless individual disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company.

6.C                             Board Practices

Under the Turkish Commercial Code and our Articles of Association, our Board of Directors is responsible for our management.  The Articles of Association provide for a Board of Directors consisting of seven members.  Members of our Board of Directors are generally appointed for a term of three years.  However, in a series of resolutions in 2013, the CMB appointed new members to our Board, who shall remain members until new members are elected or until the CMB announces a new resolution.

For more information on our directors and the period during which each director has served on the board, see “Item 6.A. Directors and Senior Management”.

Committees of the Board of Directors

a. The Audit Committee

We are required under Turkish laws and regulations, U.S. securities laws and regulations and the rules of the New York Stock Exchange (“NYSE”) to have an Audit Committee of the Board of Directors appointed from among the independent members of the Board of Directors.  Our Audit Committee currently has three members:  Mr. Ahmet Akca, Mr. Mehmet Hilmi Guler and Mr. Atilla Koc.  All of the members are considered independent under the U.S. Sarbanes Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the CMB Corporate Governance Principles.

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

b. The Corporate Governance Committee

The Corporate Governance Committee, based on CMB’s corporate governance principles, mainly assists the Board of Directors with the development and implementation of our corporate governance principles and presents to the Board of Directors remedial proposals to that end.  The Committee makes recommendations to the Board of Directors, where appropriate, regarding the Chief Executive Officer and Chief Financial Officer and their succession plan. In the relations between the Company and our shareholders, the Committee assists the board.  To that end, it oversees the investor relations activities.

The current members are Mr. Mehmet Hilmi Guler, Mr. Mehmet Bostan and Mr. Bekir Pakdemirli.  Mr. Guler is the Chairman of the Corporate Governance Committee.

c. The Candidate Nomination Committee

On April 27, 2012, the Candidate Nomination Committee was established in accordance with the CMB corporate governance principles to perform independent board member candidate nomination and performance assessment processes.  The current members are Mr. Ahmet Akca, Mr. Mehmet Hilmi Guler, Mr. Atilla Koc, Mr. Mehmet Bostan and Mr. Bekir Pakdemirli.  Mr. Akca is the Chairman of the Candidate Nomination Committee.

d. The Compensation Committee

On December 19, 2012, in conformity with the CMB corporate governance principles, our Board established a Compensation Committee to operate under our Board of Directors.  The current members are Mr. Atilla Koc, Mr. Mehmet Hilmi Guler and Mr. Mehmet Bostan.  Mr. Koc is the Chairman of the Compensation Committee.  The Board also adopted the Compensation Committee’s Charter and approved that the Compensation Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter and the Compensation Committee shall be authorized in lieu of the Corporate Governance Committee in “Total Remuneration Policy for the Board of Directors and Top Executives” adopted by our Board.  The Committee determines the remuneration principles that apply to the Board members and senior management taking into account the long-term strategic goals of the Company.  It sets out the remuneration criteria for the Board members and senior management’s performance and makes compensation recommendations to the Board.  The Company’s Total Remuneration Policy for the Board of Directors and Top Executives adopted by the Board resolution was included in the agenda of the annual general meeting scheduled to be held in 2013 as an information item.  Since the meeting could not be held, shareholders were informed via the Company’s website.

e. The Early Detection of Risks Committee

The Early Detection of Risks Committee has been established in conformity both with the new Turkish Commercial Code and CMB corporate governance principles to assist the Board in early detection of risks that may jeopardize the Company’s existence, development and continuation, and to assist the Board in taking the necessary measures and remedial actions to manage such risks.  The current members are Mr. Mehmet Hilmi Guler, Mr. Mehmet Bostan and Mr. Bekir Pakdemirli.  Mr. Guler is the Chairman of the Early Detection of Risks Committee.

6.D                             Employees

From our formation in 1993, we have grown from approximately 90 employees to 14,315 employees (part-time employees and disabled employees working at home are not included in the number of total employees) as of December 31, 2013.  Due to our customer growth and the increasing need for competent employees, we focus on the quality of our recruitment.  The following table sets forth the number of employees by activity employed by us at December 31, 2013, 2012 and 2011.

	2013	2012	2011
Turkcell
Consumer Business(1)	—	115	112
Consumer Sales	318	246	244
Consumer Marketing	235	152	136
Corporate Business	795	763	340
Turkcell Group Finance	313	314	317
Information & Communication Technologies(2)	589	890	734
Network Operations(2)	649	709	805
Group Human Resources	202	204	202
New Technology Business	47	43	40
CEO Office & Support(3)	10	6	5
Group Corporate Affairs(4)	41	37	33
Group Internal Audit(5)	24	12	12
International Business	11	11	11
Legal Affairs	39	37	37
Regulation Strategies & Wholesale Business	43	46	43
Subtotal	3,316	3,585	3,071

Subsidiaries
Turkcell Global Bilgi	6,549	6,071	5,899
Limited Liability Company Astelit	1,131	1,074	1,030
Belarusian Telecom	520	492	417
Global Bilgi LLC	801	708	624
Turkcell Superonline	615	525	461
Turkcell Teknoloji Arastitma ve Gelistirme A.S.	754	423	427
Kibris Telekom	169	167	165
Kurumsal A.S.(6)	—	—	400
Others(7)	460	369	340
Subtotal	10,999	9,829	9,763

Total	14,315	13,414	12,834

(1)     As of 2013, Consumer Business function has been restructured and divisions directly reporting to Chief Consumer Business Officer are positioned under Consumer Marketing and Consumer Sales functions.

(2)         As of November 2012, alarm handling and complaint management teams of Turkcell Superonline and Network Operations function have merged with Information & Communication Technologies in order to increase after sales service quality.

(3)         The figures from 2011 and 2012 have been updated to reflect additional employees under the CEO Office & Support function.

(4)         As of September 2013, Corporate Affairs function is restructured and renamed as Group Corporate Affairs.

(5)         As of February 2013, the Internal Audit function of Turkcell Global Bilgi merged with Turkcell Internal Audit function and was renamed Group Internal Audit.

(6)         As of February 1, 2012, the Kurumsal A.S. organization has been restructured and merged with Corporate Business.

(7)         Others include the following subsidiaries:  Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S., Global Tower, Turkcell Europe, Lifetech, Ukrtower and Azerinteltek.

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

In January 2014, we took the further step of creating a digital Turkcell Academy in collaboration with leading educational institutions. This initiative will make digital learning available to Turkcell customers and to the general public providing more than 2,000 videos spanning a wide range of subjects in 5 categories: Innovation-Entrepreneurship, Leadership, Business World, Technology and Learn with Khan Academy, which provides courses on the basics of sciences and finance.

Our employees are not members of any union, and there is no collective bargaining agreement with our employees.  We have not experienced any work stoppages.

6.E                             Share Ownership

Based on reporting made to us in March 2014, we believe that the aggregate amount of shares owned by our Board members and senior officers at such time was 6,649.99 ordinary shares.  No individual Board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A                             Major Shareholders

The following table sets forth our major shareholders’ ordinary share ownership representing approximately 64.12% of our company’s capital.  This information is current as of March 14, 2014, based on the Company’s official share book.  Our shareholders do not have different voting rights.

Name and Address of Owner	Nominal TRY Value of Shares Owned(1)	Percent of Class
Sonera Holding B.V.(2)	287,632,179.557	13.07%
P.O. Box 8675
NL 3009 AR Rotterdam
The Netherlands
Cukurova Holding A.S.	995,509.429	0.05%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15,
34330, Levent, Istanbul, Turkey
Turkcell Holding A.S.(3)	1,122,000,000.238	51.00%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15
34330, Levent, Istanbul, Turkey
Shares Publicly Held	789,372,310.776	35.88	%(4)

Total	2,200,000,000.000	100.00%

(1)     On April 29, 2005, the General Assembly approved a revaluation of our ordinary shares from TL 1,000 to TRY 1.  The revaluation resulted in the formation of fractional shares, which have not yet been merged into whole ordinary shares.  Therefore, we give the nominal value of the ordinary shares owned rather than the units or fractional units thereof.

(2)         Controlled by TeliaSonera.  On September 11, 2009, Sonera Holding, B.V. entered into a derivative transaction with Citibank, N.A.  that was settled on October 30, 2009, resulting in Sonera Holding’s acquisition of 6,418,710 of Turkcell’s ADS (representing 16,046,775 Shares) at a price of $17.30 per ADS.

(3)         Controlled directly by Cukurova Telecom Holdings Limited that owns 52.91% of its shares.  51% of Cukurova Telecom Holdings Limited’s shares are controlled by Cukurova Finance International Limited and 49% are controlled by Alfa Telecom Turkey Limited.  As of the date of this annual report on Form 20-F, we understand that, TeliaSonera, Cukurova Holding, and Alfa Group currently own, directly or indirectly, of approximately 37.1%, 13.8%, and 13.2%, respectively, of our share capital, the majority of which is held through Turkcell Holding A.S. TeliaSonera’s 37.1% does not include additional shares totaling approximately 0.94% that TeliaSonera has informed us that they own.  For more information, see footnote 4 below and “Item 3.D—Risk Factors—Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders have adversely impacted and may continue to impact decision-making on important matters.  These ongoing disputes may lead to further regulatory or legal actions, and affect the ownership and control of our shares”.

(4)         We calculate shares publicly held by deducting from total shares outstanding those shareholders named above.  However, a different level of shares publicly held is arrived at when calculating according to Turkish regulations, see Free Float Definition Rules in “Item 10.B. Memorandum and Articles of Association—Capital Structure—Free Float Definition Rules”. Based on information received from TeliaSonera, we understand that approximately 0.94% of the shares they own in our Company is a part of float.

As of March 14, 2014, Turkcell had 69,660,002 ADRs outstanding held by 53 registered ADR holders.  To the best of our knowledge, as of December 31, 2013, in accordance with the loan agreements signed between our shareholders and various banks, 0.05% of shares having a nominal value of TRY 995,509,429 have been pledged by our shareholders as security in favor of such banks.

On October 27, 2010, our Board of Directors approved a resolution for the blank endorsement of 25,500,000 shares, each having a nominal value of TRY 1, and held by MV Holding A.S. for their transfer and assignment pursuant to paragraph “m” of Article 9 of the Borsa Istanbul Quotation Regulation.

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

7.B                             Related Party Transactions

We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders.  We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties.  Our policy is to seek price quotes for services and goods we purchase and select the most favorable price.  For a discussion of our Related Party Transactions for fiscal year 2013, see Note 35 to our Consolidated Financial Statements.

7.C                             Interests of Experts and Counsel

Not Applicable.

ITEM 8.                                                FINANCIAL INFORMATION

8.A                             Consolidated Statements and Other Financial Information

Audited consolidated financial statements as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, are included in “Item 18.  Financial Statements”.

I. Legal Proceedings

For a discussion of the various claims and legal actions in which we are involved, see Note 34 (Commitments and Contingencies) to our consolidated financial statements in this Form 20-F.

II. Dividend Policy

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

In order to comply with the Capital Markets Board’s Communiqué on Dividends II-19.1 dated January 23, 2014, the Turkcell Board of Directors’ amended its dividend distribution policy proposal as stated below, which is subject to the approval of the General Assembly:

“The Company shall target a dividend payout of at least 50% of its distributable net income as cash. This policy will be subject to the Company’s cash projections, business outlook, investment plans and capital market conditions. The actual dividend decision will be made for each fiscal year separately with the approval of the General Assembly of Shareholders. Dividend distribution shall be started on a date to be determined by the General Assembly of Shareholders which shall not be later than the end of the year in which the General Assembly convenes. The Company, in accordance with laws and regulations, may consider distributing advance dividends or making the dividend payment in equal or unequal installments.

Additionally, in order to create added value for its shareholders, the Company may also consider share repurchase programs depending on the conditions set forth above and applicable regulation.”

In accordance with Turkish law, the distribution of profits and the payment of an annual dividend with respect to the preceding financial year are subject to a recommendation which may be made by the Board of Directors each year for approval by the shareholders at the annual general assembly.  The Board may decide whether or not to recommend a distribution of profits together with the amount of dividends, and the shareholders, through the general assembly, may accept, amend or reject such proposal, if any.  Dividends are payable on a date proposed by the Board of Directors and determined at the general assembly of shareholders, which date, under the CMB requirements, must be earlier than the end of the financial year in which the general assembly decides on dividend distribution. However, the CMB is authorized to designate another deadline for distribution of dividends in any given year.

On March 10, 2010, our Board of Directors proposed a dividend for the year ended December 31, 2009 of TRY 859.3 million (equivalent to $402.6 million at December 31, 2013), which represents 50% of distributable net income and a net cash dividend of TRY 0.39 (equivalent to $0.18 at December 31, 2013) per share.  This dividend proposal was approved at the Ordinary General Assembly of Shareholders held on April 29, 2010.  A cash dividend was distributed from May 17, 2010, for a period of 15 days.

On March 23, 2011, our Board of Directors proposed a dividend for the year ended December 31, 2010 of TRY 1,328.7 million (equivalent to $622.5 million at December 31, 2013), which corresponds to 75% of Turkcell’s distributable net income and a net cash dividend of TRY 0.60 (equivalent to $0.28 at December 31, 2013) per share.  This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on April 21, 2011, and the Extraordinary General Assembly of Shareholders held on August 11, 2011 and October 12, 2011.  The General Assemblies in 2012 and 2013 could not convene since the quorum required had not been reached and the dividend proposal could not be presented for approval.

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

The CMB determined that for the accounting period ended December 31, 2008, the minimum dividend distribution rate should be at least 20% of the total distributable dividend.  This distribution can be in cash or in the form of bonus share distribution, or both in cash and in the form of bonus share distribution, provided that it will not be less than 20% of the total distributable dividend.  The amount of dividend to be distributed shall be resolved in the general assembly meetings of the companies.  The CMB decided, with its decision dated January 27, 2010, not to enforce a minimum dividend distribution ratio for the dividend distribution to be made relative to the profit generated in 2009.  The CMB has taken no further decision to amend this decision regarding dividend distribution.  The new Capital Markets Law, which came into force on December 30, 2012, stipulates that public companies shall distribute dividends in line with their dividend policy determined by their general assembly and in conformity with the relevant legislation.  However, the new law entitles the Board to regulate dividends.  The CMB also published a Communiqué on Dividends (II-19.1) on January 23, 2014 and entered into force on February 1, 2014.  Within the scope of the Communiqué, companies shall distribute dividends through a general assembly resolution in accordance with current legislation and the policies of the company.  As per the Communiqué, dividends may be distributed in installments in case a general assembly resolution is adopted in this regard.  The Communiqué also sets out the principles and procedures for the distribution of dividends.  This new Communiqué revoked the Communiqué on the Principles Regarding the Distribution of Dividends and Interim Dividends to be Followed by Publicly Held Joint Stock Companies subject to the Capital Markets Law Serial:  IV No:  27, dated November 13, 2001.

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

8.B                             Significant Changes

Not applicable.

ITEM 9.                                                THE OFFER AND LISTING

9.A                             Offer and Listing Details

Our capital consists of ordinary shares.  Pursuant to an amendment in Turkish Capital Markets Law and a communiqué issued by the CMB, our shares traded on the Borsa Istanbul were dematerialized as of November 2005.  For detailed information on the dematerialization of our shares, see “Item 10.B. Memorandum and Articles of Association—Transfer of Shares”.

Our ordinary shares are traded on the Borsa Istanbul under the symbol “TCELL” and our ADSs are traded on the NYSE under the symbol “TKC”.  Currently two ADSs represent five of our ordinary shares.  Our ADSs are evidenced by American Depositary Receipts (“ADRs”).  On July 6, 2011, we signed an amended and restated Deposit Agreement with Citibank N.A. (“Citibank”), as depositary (the “Depositary”), Turkcell and holders of ADRs, which transferred our ADR program from JPMorgan Chase Bank to Citibank.

Since January 1, 2006, capital gains realized without meeting a one-year holding period are subject to a withholding tax in Turkey.  On July 7, 2006, a provision was added to article 1/a of Code 5527 stating that foreign-based taxpayers, natural persons and corporations are subject to 0% tax.  See “Item 10.E. Taxation”.

The table below sets forth, for the periods indicated, the reported high and low closing quotations (as extracted from Reuters) on the NYSE and the Borsa Istanbul.  All quotations have been adjusted to take into account all dividends we have issued in the form of shares and cash.

	New York Stock Exchange ($ per ADS)		Borsa Istanbul (TRY per Ordinary Share)
	High	Low	High	Low
Annual information for the past five years
2013	17.76	12.95	12.75	10.20
2012	16.14	10.83	11.60	8.10
2011	17.73	10.36	10.95	7.36
2010	19.98	12.34	11.18	7.80
2009	18.65	11.15	10.32	6.86
Quarterly information for the past two years 2013
First Quarter	17.76	15.43	12.55	10.80
Second Quarter	16.94	13.66	12.25	10.20
Third Quarter	15.37	12.95	11.95	10.60
Fourth Quarter	16.25	13.22	12.75	11.25
Quarterly information for the past two years 2012
First Quarter	13.96	11.83	9.96	8.78
Second Quarter	12.66	10.83	9.16	8.10
Third Quarter	15.50	12.50	11.25	8.94
Fourth Quarter	16.14	14.76	11.60	10.60
Monthly information for most recent six months
October	16.25	15.21	12.75	12.15
November	15.45	14.19	12.65	11.65
December	15.32	13.22	12.35	11.25
January	13.35	12.06	11.48	10.78
February	13.30	12.32	11.61	11.01
March (as of March 14, 2014)	12.72	12.07	11.15	10.80

Fluctuations in the exchange rate between the Turkish Lira and the U.S. Dollar will affect any comparisons of ordinary share prices and ADS prices.

On March 14, 2014, the closing price per ordinary share on the Borsa Istanbul was TRY 10.80 and per ADS on the NYSE was $12.20.  The Depositary confirmed that we had 60,279,914 ADRs outstanding as of the close of business on December 31, 2013.  We had 69,660,002 ADRs outstanding as of the close of business March 14, 2014.

9.B                             Plan of Distribution

Not applicable.

9.C                             Markets

Our ADSs are traded on the NYSE under the symbol “TKC” and our ordinary shares are traded on the Borsa Istanbul under the symbol “TCELL”.

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

I. General

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

II. Board Members

a. General

According to our Articles of Association, the Board of Directors is comprised of seven members elected by the general assembly.  An increase in the number of members of the Board of Directors must be approved by the general assembly.  However, in a series of resolutions in 2013, the CMB appointed new members to our Board, who shall remain members until new members are elected or until the CMB announces a new resolution.  With the new Turkish Commercial Code Act No 6102 (“TCC”), which came into force on July 1, 2012, the requirement of having a share of company in order to become a member of Board of Directors has been abolished.  The individuals who do not have any shares in the company have been provided an opportunity to be elected as members of the Board of Directors and carry out such duty.  Additionally, the TCC mandated that the Board members who have been elected as a representative of a legal entity be required to resign and that the new Board members (as individuals or representatives of the legal entity) be required to be appointed in their place until October 1, 2012 at the latest.  Currently none of the directors on our Board are either representatives of shareholders that are legal entities or shareholders themselves.

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

b. Board Members’ Interest

The TCC forbids a Board member to enter into a transaction with us in any area relating to business, either on the Board member’s own behalf or on behalf of someone else, thus preventing the abuse of duty by Board members and protecting our interests (TCC Article 395) without the authorization of the general assembly.  Our general assembly may authorize our Board members to enter into these types of transactions through a specific provision in our Articles of Association, or our general assembly may grant such a right on a yearly basis.

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

Furthermore, based on the CMB Communiqué Serial:  IV, No:  56 Concerning the Establishment and Implementation of the Corporate Governance Principles, which was published in the Official Gazette dated December 30, 2011, along with Board members, controlling shareholders, senior management, as well as spouses and second degree blood and affinity relatives of those, can only do transactions which may cause conflict of interest with the company or its subsidiaries and can only compete with the company if its general assembly gives its prior approval thereto and if the general assembly is informed of such transactions.  In a further Communiqué Serial IV, No. 63 dated February 22, 2013 the general assembly’s prior approval requirement was removed.  Additionally, only material transactions shall be submitted for the General Assembly’s information.  The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014 and replaced the above-mentioned regulatory framework, kept this requirement.

c. Compensation

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

According to a CMB Communiqué Serial:IV, No:  56 Concerning the Establishment and Implementation of the Corporate Governance Principles, which was published in the Official Gazette dated December 30, 2011, a written Remuneration Policy for Board members and senior management was prepared.  This Policy was posted on the company’s website and submitted at the ordinary general assembly as a separate agenda item for information.  The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014 and replaced the Communiqué Serial:  IV, No:  56, kept this requirement as a mandatory corporate governance principle dealing with Financial Rights of Board Members and Executives Having Administrative Responsibility.  However, our Ordinary General Meeting scheduled on June 29, 2012, May 22, 2013 and June 24, 2013 could not convene since the quorum required by our Articles of Association had not been reached because Turkcell Holding A.S., which owns a 51% stake in our Company, was not represented at the meeting. Payment plans such as stock options or those based on company performance are not used in the remuneration of independent Board members.  Remuneration of independent board members must safeguard the independency level.

d. Borrowing Power

To the extent the relevant provisions of Turkish law allow, the Board of Directors of our Company is the body entitled to, directly or through representatives authorized by the Board of Directors, resolve to exercise our powers to borrow money or give any form of guarantee or surety relating to our or any third party’s obligations. CMB adopted a rule on September 9, 2009, which was announced in its weekly bulletin in connection with credit extensions, that public companies can provide guarantees or pledges, including mortgages, to third parties, provided such third party (i) is fully consolidated in the company’s financial statements or (ii) the ordinary business operations of the company directly requires providing guarantees, pledges or mortgages.  At the Ordinary General Assembly held on April 29, 2010, Article 3 entitled Purpose and Subject Matter of Turkcell’s Articles of Association was amended in line with CMB’s rule dated September 9, 2009.  Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument.  However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid-up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly.  Pursuant to Article 3 of our Articles of Association, as amended on October 2, 2009 at the Extraordinary General Assembly, and as effective on October 7, 2009, we can extend credits to companies in which we have direct or indirect shareholding interest, both in Turkey and overseas, as well as to our main company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not conflict with applicable laws and regulations.  The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, incorporated the rule which was announced in its weekly bulletin on September 9, 2009 in its Article 12.  Furthermore, as per Article 12, board resolutions with regard to providing guarantees or pledges including mortgages within the framework of ordinary business operations of the company should be signed by the majority of independent board members.  In case the majority of independent board members do not approve the resolution, dissenting opinions should be announced to the public.  In such resolutions, related board members, if any, could not participate to the relevant board meeting.

e. CMB Rules Regarding Transactions with Related Parties

Initially, based on CMB Communiqué Serial IV, No. 56, dated December 30, 2011, the approval of the majority of the independent members was necessary for any and all kinds of related party transactions of the company (related parties referred in the Communiqué will be determined in accordance with the Turkish Accounting Principles No. 24, equivalent of IAS 24), as well as for the resolutions of the board of directors with respect to giving guarantees, pledges and mortgages in favor of third parties.  The CMB in a further announcement clarified that listed companies could adopt one board/general assembly resolution for the execution of transactions of a continuous and extensive nature with related parties unless the terms of those transactions had changed.  In the event such changes occur, new board/general assembly resolutions will be needed.  The new Capital Markets Law dated December 30, 2012 empowered the CMB to determine the nature of such transactions.  Accordingly, the CMB with its Communiqué Serial IV, No. 63 dated February 22, 2013 restricted the scope and set out that only material related party transactions, as opposed to all kinds of transactions, shall be submitted to the approval of independent members.  In cases where the majority of the independent members do not approve such material transaction, the case shall be disclosed to the public in a manner covering sufficient information with respect to the transaction within the scope of public disclosure arrangements, and the transaction shall be submitted to the general assembly for approval.  During such general assembly meetings, a resolution shall be adopted by vote in which the parties to the transaction as well as the individuals related thereto are not entitled to vote.  Meeting quorum shall not be necessary for the general assembly meetings to be held for those cases. Such resolutions shall be adopted by simple majority of the attendees having the right to vote.  The Company shall incorporate related mandatory provisions of the said Communiqué in its Articles of Association (along with other mandatory provisions relating to corporate governance, see “Item 16.G. Corporate Governance”).  The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, defined the materiality as set out by the Communiqué Serial IV, No. 63.  Accordingly, a 10% threshold will be applied in comparison with the relevant criteria such as total annual assets, annual revenues or market value of the company.  When a transaction’s amount is above this 10% threshold, the majority vote of independent board members will be sought.

III. Capital Structure

a. General

Our Board of Directors has adopted the authorized share capital system which, under Turkish law, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our Board and without need for further shareholder approval.  On January 23, 2008, the CMB amended its Communiqué on principles regarding the registered capital system.  According to this amendment, the registered capital ceiling authorization given by the CMB shall be valid for five years, including the year in which the authorization is granted.  As this five-year term ended in January 23, 2013, the Company will need to apply for the CMB’s authorization in order to determine its capital ceiling for a five-year term and will amend its Articles of Association accordingly at the next ordinary general assembly meeting.  In an effort to harmonize new legislation with the Capital Markets Law numbered 6362, which entered into force on December 30, 2012, the CMB released the Communiqué on the Registered Capital System II-18.1 which became effective on December 25, 2013.  The new Communiqué mostly includes regulations in line with the former Communiqué (Serial: VI, No: 38) and de facto practice of the CMB.  As for the determination of the ceiling, the new Communiqué contemplates a limitation for the ceiling and states that the registered capital ceiling shall not be more than five times the issued capital or the equity, whichever is higher.  The new Communiqué also sets out that the registered capital ceiling may be exceeded once within the scope of each ceiling (i) through conversion of all kinds of internal resources and dividends into the share capital; and (ii) as a result of transactions requiring general assembly resolutions such as mergers and spin-offs.  However, both the former legislation and the new Communiqué provide that the registered capital ceiling may not be exceeded with capital increases through cash.  As in the former regime, the registered capital ceiling approved by the CMB is valid for five years including the year in which the approval is granted.  Upon the expiry of the term, even if the registered capital ceiling has not been reached, in order for the board of directors to adopt a capital increase resolution, the board of directors must obtain authorization for a new period at the first general assembly upon the approval of the CMB for the same ceiling or a new ceiling.  The term of this authorization may be extended for five year periods through a general assembly resolution. In the event such authorization is not obtained, the new Communiqué emphasizes that companies may not realize a capital increase through a board of directors’ resolution, whereas under the former Communiqué, companies were deemed to be excluded from the registered capital system.  The increase of the registered capital ceiling, extension of the permission period, capital increase and relevant resolutions of the board of directors shall be disclosed to the public within the framework of the CMB disclosure rules.

b. Preemption Rights

We may increase our capital only through the issuance of new shares, and such issuances may come in the form of a rights offering or a bonus issue.  Under Turkish law, existing shareholders are entitled to subscribe for new shares, also known as preemption rights, in proportion to their respective shareholdings each time we undertake a capital increase.  Our Board of Directors will generally recommend that new shares be issued at prices equal to their nominal value, which entitles the existing shareholders to subscribe for shares at a significant discount from their current market price.  The exercise of preemption rights by shareholders must be made within a subscription period which we announce, which may not be less than 15 days nor more than 60 days after the issuance of the preemption rights circular.  Shareholders who do not wish to subscribe for new shares may sell their rights on the Borsa Istanbul (“BIST”).  Any shares not subscribed for by the existing shareholders or purchasers of the rights coupons are sold on the BIST at the current market price.  Any differences between the rights issue price and the price realized for the shares on the BIST would accrue to our surplus account.  Preemption rights of shareholders related to a rights offering may be restricted wholly or in part either by an affirmative vote of the holders of a majority of the outstanding shares at an ordinary or extraordinary general assembly or a resolution adopted by the Board of Directors to such effect, provided that such authority is conferred upon the Board of Directors.  CMB rules stipulate that such authority may be conferred upon the Board of Directors of companies that have received permission from the CMB to adopt the authorized capital system.  As per the new Communiqué on the Registered Capital System II-18.1, the General assembly shall approve the amendments to the articles of association with respect to granting authorization to the board of directors to restrict the pre-emptive rights of the shareholders to acquire new shares.  Contrary to the former Communiqué, the new Communiqué has not foreseen a meeting quorum.  With regard to the decision quorum, the former Communiqué differentiated between companies making an initial public offering and public companies, whereas the new Communiqué has not stipulated any such distinction.  Accordingly, the new Communiqué regulates that shareholders holding 2/3 of the shares having voting rights shall provide affirmative votes.  In addition, the new Communiqué has prescribed that if at least shareholders holding half of the voting shares are present at the meeting, the decision quorum shall be the majority of the shares participating in the meeting.

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

c. Dividend Distribution and Allocation of Profits

Our Board of Directors recommends annual dividends, which then must be approved by our shareholders at their annual general assembly.  Dividends are payable on a date determined at the annual general meeting.  Under current rules, the Board of Directors may decide whether or not to recommend a distribution of dividends, and our shareholders at our annual general meeting may decide whether or not to distribute dividends in any year.  According to new Capital Markets law, we may freely determine the amount of dividends to be distributed based on the Dividend Policy, pursuant to applicable Turkish laws and upon the approval of, or amendment by, the Board of Directors and the General Assembly of Shareholders.  The Board decides whether or not to recommend an allocation of profits, as well as the amount of dividends, and the shareholders, through the general assembly, may accept, amend or reject such proposal, if any.

The new dividend distribution regime is governed by a CMB Communiqué on Dividends II-19.1 which was published in the Official Gazette dated January 23, 2014, numbered 28891, which entered into force on February 1, 2014. Within the scope of the Communiqué, companies shall distribute dividends through a general assembly resolution in accordance with current legislation and the policies of the company.  As per the Communiqué, dividends may be distributed in installments in case a general assembly resolution is adopted in this regard.  The Communiqué has also determined the principles and procedures for the distribution of dividends.  The CMB allows public companies the possibility of choosing the timing and payment method of the dividend distribution on the condition that the company’s own dividend policy should regulate this.  In any case, according to the new Communiqué, distribution should commence until the end of the financial year in which the general assembly decided on distributing a dividend.

In order to comply with the Capital Markets Board’s Communiqué, the Turkcell Board of Directors amended its dividend distribution policy proposal as stated below which is subject to the General Assembly approval:

“The Company shall target a dividend payout of at least 50% of its distributable net income as cash.  This policy will be subject to the Company’s cash projections, business outlook, investment plans and capital market conditions.  The actual dividend decision will be made for each fiscal year separately with the approval of the General Assembly of Shareholders.  Dividend distribution shall be started on a date to be determined by the General Assembly of Shareholders which shall not be later than the end of the year in which the General Assembly convenes. The Company, in accordance with laws and regulations, may consider distributing advance dividends or making the dividend payment in equal or unequal installments.

Additionally, in order to create added value for its shareholders, the Company may also consider share repurchase programs depending on the conditions set forth above and applicable regulation.”

In parallel with the new Capital Market Law, the new Communiqué on Dividends sets ground rules for donations:  articles of association of public companies should contemplate it and an annual limit should be determined by the general assembly (no limit at present).  In any case, the CMB is entitled to fix the upper limit if needed, although there is currently no limit.

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

d. Voting Rights

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

The CMB issued the Communiqué No. II-23.1 on Common Principles Regarding Material Transactions and the Right of Separation (published in the Official Gazette dated December 24, 2013, No. 28861).  Material transactions of public companies are exhaustively enumerated.  Some of the issues covered by the Communiqué are listed below:

•                  procedures and principles applicable to the material transactions of publicly held companies;

•                  exercise of the right of separation in relation to the material transactions and the cases where the right of separation is not applicable;

•                  pricing of the right of separation in non-listed companies;

•                  mandatory tender offer in connection with the material transactions; and

•                  mandatory meeting and decision quorums applicable to general assembly meetings with regard to material transactions.

e. Transfer of Shares

Subject to the limitations described below, shares may be sold and transferred by endorsement and delivery.

In practice, shares in registered form traded on the BIST are represented by the share certificates endorsed in blank, enabling such shares to be transferred as if they were in bearer form.  As per the amendment in the then in force Capital Markets Law and a communiqué issued by the CMB in this respect, our Company’s shares traded at the Borsa Istanbul were dematerialized as of November 2005.

Legal and actual dematerialization of the share certificates commenced on November 28, 2005.  Beginning from November 28, 2005, it is prohibited for companies registered on the ISE to issue new share certificates, in consideration of rights issues or bonus issues.  The new shares arising out of capital increases shall be transferred to the accounts of the rightful owners by registration.

A seven-year term given for the dematerialization of physical shares ended on December 31, 2012 and physical shares which were not delivered for dematerialization were supposed to become the property of the Company.  However, according to the new Capital Markets Law which came into force on December 30, 2012, such undelivered physical shares are now transferred to the Investor Compensation Center and sold three months following the transfer on the Investor Compensation Center’s accounts.

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

Under Article 8 of the Electronic Communications Law, electronic communications services is rendered and/or electronic communications network or infrastructure is established and operated following the authorization made by the ICTA.  Authorization is granted through the notification made in accordance with the principles and procedures determined by the ICTA, in case the resource allocation is not necessary, or given of usage right, in case the resource allocation, which means allocation of frequency, satellite position etc., is necessary.  Furthermore, under the Authorization Regulation Regarding Telecommunication Services and Infrastructure Regulation, the ICTA must be notified in case of any share transfers within one month of the transfer of shares at the latest and in the event that the share transfer results in a change in control, such transfer of our shares by any of our shareholders should be realized with the written permission of the ICTA.

Under our Articles of Association, the Board of Directors is entitled to restrict the transfer of shares to foreigners in order to comply with Turkish shareholding requirements under Turkish law.

f. Disclosure of Beneficial Interests in the Shares

The Turkish Regulation on public disclosure of listed companies was regulated by the CMB Communiqué Serial VIII, No. 54 on Principles Regarding Public Disclosure of Material Events dated February 2009.  The CMB released a new Communiqué on Public Disclosure of Material Events (II-15.1) which was published in the Official Gazette dated January 23, 2014, numbered 28891, which entered into force on February 23, 2014. Insider information, which means any non-public information that may possibly affect the value of capital market instruments and investors’ decisions, is required to be disclosed immediately by listed companies.  Shareholders’ disclosure requirement would arise if they exceed the shareholding ratios established in the Communiqué II-15.1 (5%, 10%, 15%, 20%, 25%, 33%, 50%, 67% and 95%).  Disclosure of insider information may be delayed to protect the legitimate interests of the company without causing market manipulation.  For those that have administrative responsibilities in Turkcell (including Board members and high-ranked executives), or are closely related persons, that purchase and sell Turkcell’s capital market instruments (including, but not limited to, Turkcell shares), such transactions will need to be declared to the Borsa Istanbul; however, according to the Communiqué II-15.1, if the cumulative amount of the above-mentioned Turkcell transactions does not exceed TL 10,000, such declaration will not be needed.  This upper limit represents the total amount of all transactions made by both Board members/high-ranked executives and their closely related persons of the company and that of its subsidiaries which represent more than 10% of the total assets according to the latest annual financial statements of the company.  “Closely related persons” means:  wives/husbands, children and individuals sharing the same residence at the time of transaction and corporations; legal entities run by, directly/indirectly controlled by or whose economic interests are similar with that of Board members; and high-ranked executives of the Company.

In addition, the CMB adopted a “short-swing-profit rule” for company executives.  The CMB has published the Communiqué No. VI-103.1 Regarding Managers’ Payment of Net Purchase and Sale Gains to the Issuers (published in the Official Gazette dated December 12, 2013, No. 28849).  The Communiqué VI 103.1 relies on the Capital Markets Law Article 103/4 and indicates that (i) the board members and the committee members of an issuer, (ii) the persons with administrative responsibilities at the issuer and (iii) the persons that have the power to determine and control the issuer’s financial and operational policies, decisions or targets directly or indirectly, shall pay the net gains they have obtained through the purchases and sales within the same six-month period.  It is indicated in the Communiqué VI 103.1 that the purpose of this regulation is to remove the inequality of opportunity between the persons who receive insider information about the issuers easier and faster due to their positions and the investors that reach the insider information after public disclosure.

In addition, according to the Communiqué on Voluntary and Mandatory Tender Offers (“Communiqué Serial IV No. 44”) issued by the CMB on September 2, 2009, the mandatory tender offer shall be triggered when, directly or indirectly, more than 50% of our Company’s shareholding is acquired or management control of a public company is taken over through acquiring (i) the necessary number of shares granting the right to elect or (ii) privileged shares allowing the nomination of the majority of the board of directors. Communiqué Serial IV No. 44 also stipulates certain circumstances which will not trigger a mandatory offer, such as management control changes of the company by a voluntary tender offer and share transfers by privileged shareholders with management control or persons acting together resulting in a possession of more than 50% of the capital or voting rights.  The new Capital Markets Law incorporates those rules under its relevant provisions.  The Communiqué on Tender Offer (II-26.1) which repeals the Communiqué Serial:  IV No:  44 was published by the Capital Markets Board in the Official Gazette dated January 23, 2014, numbered 28891, which entered into force on the date of its publication.  Through the Communiqué, the procedures and principles regarding mandatory and voluntary tender offers as a result of a change in management control have been regulated in compliance with the new Capital Markets Law No. 6362.  Moreover, the definition of management control has been regulated as the direct or indirect acquisition of more than 50% of the share capital or the voting rights individually or collectively.

In parallel, the new law introduces a squeeze out right:  in the event the shareholding of a shareholder reaches a threshold, which shall be determined by secondary legislation of the CMB, such shareholder shall have the right to purchase shares of minority and the minority shall have the right to sell their shares.  The CMB released the Communiqué on Squeeze out Rights and Statutory Put Option Rights (II-27.1) on January 2, 2014 in the Official Gazette numbered 28870, which will be effective as of July 1, 2014.  According to the new regulation, the main condition to exercise the squeeze out right is holding almost the entire share capital of the relevant company.  Parallel to such principle, the Communiqué regulates that the exercise of the squeeze out right is dependent on holding almost all the voting rights.  Accordingly, if the controlling shareholder, directly or indirectly, holds at least 95% of the voting rights in a public company as a result of a mandatory tender offer or by any other means, the controlling shareholder has the right to squeeze out all other shareholders regardless of whether they hold privileged shares.  As per the Communiqué II-27.1, if and when the squeeze out right of the controlling shareholder arises, all minority shareholders shall have a put option right, which shall be exercisable within three months.  In parallel with the squeeze out right, the statutory put option right may be exercised through an application to the board of directors of the relevant company.  Unlike the squeeze out process, the process to be followed upon the exercise of the statutory put option right is a sort of share transfer transaction.  Therefore, the board’s approval for the exercise of the put option right is not sought.  The necessary transactions for the share transfer shall be conducted by the relevant company once the controlling shareholder deposits the purchase price in the company’s bank account.  For public companies, the purchase price to be paid by the controlling shareholder shall be the average of the weighted daily stock market price within the 30-day period prior to the disclosure stating that the controlling shareholder reaches at least 95% of the voting rights or acquiring additional shares when it already holds 95% or more of the voting rights in the company shares.

g. Free Float Definition Rules

While 35.88% of our Company is listed on the stock exchange, the number of our Company’s free floating shares as of March 14, 2014 was 789,372,310.776, according to the “Report on Free Float Ratios” released by the Central Registry Agency in accordance with the Capital Markets Board’s decision 21/655 of July 23, 2010, as amended by its decision 24/729 of August 18, 2010, and its free float ratio was 26.94%.  The difference between these rates results from the exclusion of shares which are “i. held by a public entity, ii.  held by the company’s incorporators and its affiliates (companies subject to consolidation), iii.  held by shareholders who may be a natural person or a corporate body and control at least 5% of the Company’s capital, iv.  held by a) the members of the Company’s Board of Directors and the Board of Auditors, b) General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, c) senior executives who report to General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, v. owned by the savings funds or foundations of companies, vi.  Provided as equity capital pursuant to regulations applicable to the capital markets legislation or as a collateral in respect of a margin trading or as a collateral except the ones which are given as a collateral only for Central Depository Bank markets, vii.  which are legally restricted and cannot be subject to purchase and sale, viii.  prohibited, ix.  “seized” in the definition of free float ratio.  The difference may result from one or more situations described in the decision and it is not possible for our Company to know it.

h. Trading Rules

The CMB amended the Borsa Istanbul (“BIST”) Stock Market trading rules with its decision dated July 23, 2010 (the “Decision”).  The Decision is based on detailed research and technical analysis completed in three months and aims at ensuring conditions that will prevent the formation of artificial prices and support efficient price discovery.

According to the Decision, all companies traded on the BIST will be classified into 3 groups (A, B or C).  Some trading rules are differentiated based on this classification.  For example, Group B and Group C companies cannot be subject to margin trading and short sale.

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

i. Protection of Minority Shareholders

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

•                                          take action against Board members who have violated the Turkish Commercial Code or the articles of association of a company or who have otherwise failed to perform their duties.

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

j. Liquidation

In the event of liquidation, our shareholders are entitled to participate in any surplus in proportion to their shareholdings.

k. Changes in Capital Structure

Any increase in our Company’s registered capital ceiling requires an amendment to our Articles of Association and therefore shareholder approval through a general assembly.  Such amendment is subject to the prior approval of the Ministry of Industry and Trade and the CMB.  Our Board of Directors may also restrict the rights of existing shareholders and offer new shares to third parties.  Changes in the voting and dividend rights of our shareholders require an amendment to our Articles of Association and approval by the general assembly.  Such amendment is also subject to the prior approval of the Ministry of Industry and Trade and the CMB.  Furthermore, under the Turkish Commercial Code, during the general assembly meetings held to amend the articles of association of a joint stock company, each share shall be entitled to only one vote, even if otherwise is provided under its articles of association.

Any decrease in our share capital requires an amendment to our Articles of Association.  If we undertake to cancel our shares, we must notify any existing creditors, and within two months of notification, they may request payment or, if their receivables are not due and payable, we must create a security interest in their favor.  Capital reduction is rarely applied in Turkey.

l. Share Buy-Backs

The new TCC contains several rules enabling Turkish companies to repurchase their own shares if they satisfy certain conditions.  Accordingly, shares representing up to 10% of the total share capital of the company may be acquired by the company itself.  Before the entry into force of the new TCC, the CMB had taken an anticipatory step by enabling listed companies to buy back their own shares.  The CMB announced this on August 11, 2011, in its Weekly Bulletin numbered 2011/32, and this announcement describes in detail the procedures and principles which apply to such buy-back transactions.

In accordance with the new Capital Markets Law dated December 30, 2012, the Communiqué on Share Buyback numbered II-22.1 was published in the Official Gazette on January 3, 2014.  The Communiqué regulates the principles and procedures of share buybacks or the establishment of pledges over their own shares by public companies.  Essentially, the Communiqué governs the principles regarding the (i) share buybacks of public companies or accepting their own shares as pledges; (ii) sell-out of repurchased shares or their amortization; (iii) public disclosure of such transactions; and (iv) safe harbor provisions where share buybacks will not be deemed insider trading or manipulation of the market.

m. General Assemblies

Our general assemblies are normally held at our head office in Istanbul.  We generally hold our annual general assembly within four months of the end of each financial year, which in our case is the calendar year, in accordance with the CMB rules.

Right holders, who have a right to attend the general assembly meetings, can attend such meetings by electronic means pursuant to article 1527 of the new TCC.  Pursuant to the Communiqué on Electronic General Assembly Meetings held in Joint Stock Companies, the Company shall invite the right holders to attend, to deliver an opinion and to vote by electronic means, either setting up the electronic general assembly system; or purchase related services from the system providers that are specifically found for such purposes.

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

10.C                      Material Contracts

We are not a party to any material contracts other than those entered into in the ordinary course of business, except with regard to the settlement of certain legal disputes.  For information regarding these settlements, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 33 (Guarantees and purchase obligations) to our consolidated financial statements in this Form 20-F.

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

As of December 31, 2013, exchange restrictions and state controls exist in some jurisdictions in which Turkcell operates. The local currencies of Turkcell’s subsidiaries in both Ukraine and Belarus are not convertible outside of their respective countries. Future movements of exchange rates will affect the carrying values of Turkcell’s assets and liabilities. The translation of underlying local currency amounts into USD in Turkcell’s consolidated financial statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into USD at the exchange rates shown or at any other exchange rate.

As at 31 December 2013, significant exchange restrictions and state controls exist in most jurisdictions in which Fintur operates. The local currencies of Fintur subsidiaries in Kazakhstan, Azerbaijan, Georgia and Moldova are not convertible outside of respective countries. Future movements of exchange rates will affect the carrying values of the Fintur’s assets and liabilities. The translation of underlying local currency amounts into USD in Fintur’s consolidated financial statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into USD at the exchange rates shown or at any other exchange rate.

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

I. Republic of Turkey Taxation

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

a. Corporate Taxation

A corporation that has its legal and/or business center in Turkey (a “Resident Corporation”) is subject to a corporate tax, which is levied at 20% on such corporation’s taxable income.  Resident Corporations are required to pay an “advance corporation tax”, also at 20%, on a quarterly basis.

b. Taxation of Dividends

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

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax.  Dividends in cash received by resident individuals from Resident Corporations are subject to a withholding tax at the rate of 15% (as discussed above) and must file an annual income tax declaration.  The withholding tax amount shall be deducted from the annual income tax.  50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration.  The remaining 50% must be declared if it exceeded TRY 27,000 in 2014 and TRY 26,000 in 2013 (TRY 25,000 in 2012).

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

c. Taxation of Capital Gains

(i) Gains realized by Residents

For shares acquired on or after January 1, 2006:

Gains realized by resident individuals on the sale of shares traded on the Borsa Istanbul (such as Turkcell shares) or ADSs that represent shares traded on the Borsa Istanbul (such as Turkcell ADSs) to residents or non-residents are exempt from income tax, provided that the holding period of such shares or ADSs exceeds one year.  Where this holding period has not been met, there is a withholding tax from the gains derived from capital.  The current rate for such withholding tax is 0%.

Gains realized by Resident Corporations on the sale of shares traded on the Borsa Istanbul (such as Turkcell shares) or ADSs that represent shares traded on the Borsa Istanbul (such as Turkcell ADSs) to residents or non-residents shall benefit from the withholding exemption, if a one-year holding period is met.  However, where this holding period has not been met, there is a withholding tax from the gains derived from capital gains.  The current rate for such withholding tax is 0%.

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

For shares acquired before January 1, 2006:

Capital gains derived from shares held by an investor (both individuals and corporations) for over three months are not subject to any withholding tax.  Where this holding period has not been met, capital gains received by individuals are computed by deducting the original cost of the shares or ADSs, after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gain arising solely from inflation), from the amount received upon the sale or disposition of the shares or ADSs.  Total capital gains are subject to declaration on the income tax return if they exceeded TRY 21,000 in 2014 and TRY 21,000 in 2013 (TRY 20,000 in 2012).

Gains realized by Resident Corporations on the sale of shares are subject to the applicable corporate tax.  Upon fulfillment of the stated conditions in Article 5 of the Corporate Tax Law, 75% of capital gains deriving from the sale of the shares will be exempt from corporate income tax.

(ii) Gains realized by U.S. holders

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

d. Taxation of Investment and Mutual Funds

(i) Taxation on the Fund Level:

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

(ii) Taxation on the Investor Level:

The gains realized by investors for participating within “FUND” are subject to taxation depending on the date of purchase of the “FUND” by the individual investors.

•                                          For “FUND” shares purchased before January 1, 2006, gains are not subject to income tax withholding.  Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares.  Total capital gains are subject to declaration on income tax returns if they exceeded TRY 21,000 in 2014 and TRY 21,000 in 2013 (TRY 20,000 in 2012) and are required to be declared in compliance with the Turkish Tax Regime.  For “FUND” shares purchased after January 1, 2006:

1.                                      If the “FUND” maintains at least 51% of the portfolio invested in the Borsa Istanbul Market and is held for more than a one-year period, gains shall not be subjected to withholding.  Such gains shall be declared in compliance with the Turkish Tax Regime.

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

e. Stamp Taxes

According to the Turkish Stamp Tax Law (Law No. 488), all agreements and documents specified in the law with a monetary value indicated thereon are subject to a stamp tax with rates from 0.189% to 0.948%, which is calculated on the aggregate amount of such agreement or document.  Stamp tax to be calculated for a particular “PAPER” was capped at a maximum of TRY 1,379,775.30 per original in 2012 and TRY 1,487,397.70 per original in 2013, and will be capped at a maximum of TRY 1,545,852.40 per original in 2014.

f. Certain Additional Tax Regulations

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

II. United States Federal Income Taxation

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

a. Dividends

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

b. Sale, Exchange or other Disposition of Shares or ADSs

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

c. Net Investment Income Tax

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

d. Passive Foreign Investment Company Status

We currently believe that we were not a passive foreign investment company (a “PFIC”) for the taxable year ended December 31, 2013, for U.S. federal income tax purposes.  However, this conclusion is a factual determination that must be made annually and thus may be subject to change.  A non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income.  If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences.  These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs.  Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income.  You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares and ADSs.

e. U.S. Information Reporting and Backup Withholding

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

In addition, U.S. holders should be aware of annual reporting requirements with respect to the holding of certain foreign financial assets, including our shares and ADSs that are not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds $50,000 (or $100,000 for married couples filing a joint return).  You should consult your own tax advisor regarding the application of the information reporting and backup withholding rules to our shares and ADSs and the application of the annual reporting requirements to your particular situation.

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

10.I                          Subsidiary Information

Not Applicable.

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

I. Overview

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Ukrainian Hryvnia, Azerbaijani Manat and Belarusian Rubles.  In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars and Euros, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles.  Similarly, we are subject to market risk deriving from changes in interest rates that may affect the cost of our financing.  We provide a detailed analysis of our foreign exchange and interest rate risks in Note 31.

a. Foreign Exchange Risk Management

Our functional currency is the TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in a number of different currencies.  In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, Euros, Ukrainian Hryvnia and Belarusian Rubles, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles.  Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions.  Assets and liabilities denominated in foreign currencies are converted into TRY at the exchange rates prevailing at the balance sheet date, with the resulting exchange differences recognized in the determination of net income.  In 2013, net foreign exchange losses amounted to $32.4 million, resulting from transactions related to foreign exchange effects.

Market risk-sensitive instruments consist of loans and borrowings mainly denominated in foreign currencies (substantially in U.S. Dollars) totaling $1,561.4 million, which represents the majority of total indebtedness as of December 31, 2013.

To manage our foreign exchange risk more effectively, we may enter into forward transactions and option contracts.  In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings or collect premiums.  As of December 31, 2013, we did not have any outstanding forward and option contracts to buy or sell U.S. Dollars against TRY.  The basis for our sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure.  The aggregate foreign exchange exposure is composed of all our assets and liabilities denominated in foreign currencies.  This analysis excludes net foreign currency investments.  It is estimated that a general increase of 10% in the value of TRY, Ukrainian Hryvnia and Belarusian Rubles, against other foreign currencies, would have increased our profit before income tax by approximately $89.6 million for the year ended December 31, 2013.  These aforementioned assumptions are hypothetical and the actual results may differ substantially from the projected figures.

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

b. Interest Rate Risk Management

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

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2013							December 31, 2012
	Effective interest rate	Total carrying amount	2014	2015	2016	2017 thereafter	Fair Value	Effective interest rate	Total carrying amount	2013	2014	2015	2016 thereafter	Fair Value
Fixed rate instruments
Finance lease obligations
USD	1.6%	0.8	0.4	0.3	0.1	—	0.8	3.9%	2.0	1.1	0.6	0.3	—	2.0
EUR	3.4%	20.3	2.2	1.6	1.6	14.9	20.3	3.4%	18.4	1.8	1.3	1.3	14	18.4
TL	—	—	—	—	—	—	—	10.2%	0.1	0.1	—	—	—	0.1
Secured bank loans
USD fixed rate loans	—	—	—	—	—	—	—	4.3%	3.5	3.5	—	—	—	3.5
BYR fixed rate loans	11.9%	6.0	1.5	1.2	1.0	2.3	6.0	10.9%	7.6	1.7	1.1	1.2	3.6	7.6
Unsecured bank loans
USD fixed rate loans	5.0%	223.1	147.4	66.6	9.1	—	223.1	4.3%	598.5	437.5	88.5	63.8	8.7	598.5
TL fixed rate loans	9.9%	153.9	60.6	36.2	57.1	—	153.9	10.0%	103.0	9.8	59.3	33.9	—	103.0
Variable rate instruments
Secured bank loans
EUR floating rate loans	7.5%	19.0	19.0	—	—	—	19.0	7.8%	17.1	17.1	—	—	—	17.1
Unsecured bank loans
USD floating rate loans	2.8%	1,138.3	614.3	253.6	230.2	40.2	1,138.3	3.4%	955.0	613.4	73.4	217.8	50.4	955.0
Total		1,561.4	845.4	359.5	299.1	57.4	1,561.4	—	1,705.2	1,086.0	224.2	318.3	76.7	1,705.2

For contractual cash flows and nominal interest of bank loans, see Note 26 and Note 31 to our audited consolidated financial statements included in “Item 18.  Financial Statements” of this annual report on Form 20-F.

As of December 31, 2013, we did not have Turkish government floating rate note holdings; therefore, we were not exposed to interest rate risks on our financial assets.

We use sensitivity analysis techniques to measure and assess our interest rate risk.  The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest-bearing investments and interest-bearing debts.  When we assume a 1 percentage point increase in interest rates for all maturities from their levels as of December 31, 2013, with all other variables held constant, our profit before income tax decreases by $5.5 million.

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

I. Direct Payments made by Citibank to Turkcell

Citibank, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with such program.  In 2013, the Depositary, as part of its agreement, reimbursed Turkcell $4,121,790.70 on an accrual basis.  The amounts the Depositary has reimbursed and will reimburse are not necessarily related to the fees collected by the depositary from ADR holders.  The table below sets forth the type of expenses that Citibank has reimbursed.

Category of Expenses	Amount Reimbursed in 2013
Investor Relations(1)	$4,121,790.70

(1)         This type of expense includes activities tailored to increase the company’s ADR program, including, but not limited to, roadshows and training in the U.S., legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

II. Indirect Payments made by Citibank to Turkcell

As part of its service to Turkcell, Citibank has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total $116,835.72.  The table below sets forth the fees that Citibank has agreed to waive and/or expenses that Citibank has agreed to pay in the year ended December 31, 2013.

Category of Expenses	Amount Waived or Paid by Citibank for the period January 1, 2013 through December 31, 2013
Third-party expenses paid directly	$108,616.35
Fees waived	$8,219.37

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of February 1, 2012, Astelit had debt repayments due to Euroasia in the amount of $150 million and to Financell in the amount of $173 million.  Since June 2011, Astelit has not met the payment obligations, which were waived until February 1, 2012.  Since that date, our Board of Directors has not acted to approve or reached a consensus for the extension of repayment dates.  As a result, Astelit was unable to meet its repayment obligations to Euroasia and Financell totaling $323 million and defaulted on its loan agreements.  (As of December 31, 2013, Astelit’s unmet obligations under its loans to Financell and Euroasia had reached a total of $598 million).  As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $554 million (currently decreased to $176 million, following our $150 million guarantee payment and other principal payment) and waivers were obtained for the aforementioned loans before December 31, 2013.  In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts.  Additionally, Financell has a second priority pledge on Euroasia shares held by SCM together with a guarantee and indemnity given by SCM.  Financell has rights to commence enforcement of pledges and guarantees under certain conditions.  In addition to the Euroasia Loan and Financell Loans, as given above, Astelit has defaulted on one SCM loan agreement currently totaling $39 million (“SCM Loan”).

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150 million to finance Astelit, also defaulted on its loan on March 30, 2012.  As a guarantor, we paid $150 million to related banks on April 6, 2012.  In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by SCM has been established in favor of Turkcell.  Upon payment of the guaranteed amount, Turkcell has the right to commence enforcement of this pledge on the Euroasia shares under certain conditions.  As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above) totaling $176 million, and waivers have also been obtained for the aforementioned loans.  As no waiver has been received for the SCM Loan from SCM, this loan has been classified in current liabilities.  Accordingly, as a result of the event of default, SCM has the right to demand immediate loan repayment, although it has not perfected any pledges in connection with this loan.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting.  The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2013.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.  The Company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2013 based on criteria established in the Internal Control-Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2013.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by DRT Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (“Deloitte”), our independent registered public accounting firm in Turkey, as stated in their attestation report, which appears below under Item 15(c), Report of the Independent Registered Public Accounting Firm.

(c) Attestation Report of the Independent Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Sun Plaza, Bilim Sokak No: 5 34398 Maslak, Şişli
İstanbul, Türkiye
Tel: +90 212 366 6000
Fax: +90 212 366 6010
www.deloitte.com.tr

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Turkcell İletişim Hizmetleri A.Ş.

Istanbul

We have audited the internal control over financial reporting of Turkcell İletişim Hizmetleri A.Ş. and its subsidiaries (together the “Group”) as of December 31, 2013 based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, based on our audit, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the years ended December 31, 2013 and 2012 of the Group and our report dated March 20, 2014 expressed an unqualified opinion on those financial statements based on our audit and the report of other independent registered public accounting firm and included an explanatory paragraph with regards to non-approval of the consolidated financial statements and the dividend proposal by the General Assembly.

Istanbul, Turkey

March 20, 2014

/s/ DRT Bağimsiz Denetim ve SMMM A.Ş.
DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.
Member of DELOITTE TOUCHE TOHMATSU LIMITED

(d) Changes in Internal Control over Financial Reporting.  There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2013, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  This conclusion has been made at a reasonable assurance level.

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

16.C                      Principal Accountant Fees and Services

Deloitte served as our independent registered public accountant for financial years ended December 31, 2013, 2012 and 2011.  Our audited financial statements for the three-year period ended December 31, 2013 appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by our auditors to us in 2013, 2012 and 2011.

	2013 $m	2012 $m	2011 $m
Audit Fees(1)	1.9	1.7	1.6
Audit-Related Fees(2)	—	—	—
Tax Fees	—	—	—
All Other Fees(3)	—	—	—
Total	1.9	1.7	1.6

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

a. Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has pre-approved all work performed by our external auditors for the year 2013 and it has not adopted blanket pre-approval policies and procedures.

16.D                      Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E                      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

To our best knowledge and in accordance with the official Share Book of the Company, neither we nor any affiliated purchaser made any purchases of our ordinary shares during the fiscal year ended December 31, 2013.

16.F                       Change in Registrant’s Certifying Accountant

Not applicable.

16.G                     Corporate Governance

I. Significant Differences in Corporate Governance Practices

Matters related to corporate governance in Turkey are regulated by the new Turkish Commercial Code (“TCC”), which came into force on July 1, 2012 and the new law and regulations and communiqués of the CMB, the regulatory and supervisory authority, all of which are binding upon publicly held companies.

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

Effective in 2011, by way of various communiqués, the CMB revised its corporate governance principles with a view to strengthening the governance practices of listed companies.  As a result, the CMB left the “comply or explain” approach to a limited extent and required listed companies to comply with certain corporate governance principles on a compulsory basis by June 30, 2012.  In a further Communiqué dated September 13, 2012, the CMB empowered itself, effective until December 31, 2012, to take legal action before the relevant first instance court in a view to assure compliance with its corporate governance rules.  No legal action has been taken there against our Company to the best of our knowledge.  The new Capital Markets Law came into force on December 30, 2012.  The Capital Markets Board is entitled by Art.17(2) to make decisions and perform actions accordingly on its own initiative in case time-bound compliance requirements relating to its corporate governance principles are not met in due time.

In a further Communiqué dated April 6, 2013, the CMB amended the corporate governance principles.  The following rules have been added to the Communiqué:

•                                          If some or all of the Board members’ terms have ended and thereby compliance with the mandatory CMB Corporate Governance Rules cannot be established, the CMB will require the Board to call a general assembly meeting which must be held within 30 days.  If a general assembly meeting cannot be called or a positive result cannot be reached at the general assembly meeting, the CMB, as per the new Capital Markets Law, will have the right to directly appoint the minimum number of Board members that meet independency criteria to achieve the necessary meeting and decision quorums.  Those members’ terms of office will last until new appointments are made in accordance with the legislation. The new Board members will then make the necessary amendments to the Articles of Association to be in line with the mandatory CMB Corporate Governance Rules upon the approval of the CMB, which will be registered at the Trade registry.

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

The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014 kept the above-mentioned second rule and removed the first one.

For implementation purposes, the CMB has classified BIST-listed companies into three groups:

•                                          First Group — Stocks with market cap and free float market cap above TRY 3 billion and TRY 750 million, respectively.  Turkcell is in this category.

•                                          Second Group — Stocks with market cap and free float market cap above TRY 1 billion and TRY 250 million, respectively.

•                                          Third Group — Remaining stocks that cannot be classified under either the first or second group.

This classification has been kept by the Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014.

The following summarizes new mandatory CMB requirements that would apply to our Company.

The main mandatory rules relating to board membership and board structure include:

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

•                                          Companies in the first group are required to notify the CMB of the independent member candidates at least 60 days prior to the planned General Assembly meeting at which the members will be elected.  The CMB, having evaluated the independence of the candidates, is required to disclose its approval/disapproval within the next 30 days.  Companies classified in the other two groups are not required to seek CMB approval.

•                                          The CMB has updated its independence criteria for independent board members.

•                                          The following Board committees shall be established by listed companies:

•                                          Audit Committee (already existing at Turkcell Board level);

•                                          Corporate Governance Committee (already existing at Turkcell Board level);

•                                          Candidate Nomination Committee (already existing at Turkcell Board level);

•                                          Early Detection of Risks Committee (already existing at Turkcell Board level); and

•                                          Remuneration Committee.  (already existing at Turkcell Board level).

Committees should consist of two members at least.  It is mandatory that both (in case of two-member committees) or the majority of the members of the committees be non-executive board members.  Expert people who are not board members may be elected as committee members except for the Audit Committee.  All of the members of the Audit Committee and the chairmen of the other committees shall be elected among the independent board members.  The chief executive officer/general manager should not hold a position at the committees.  Terms of reference, working principles and members of the committees shall be determined and disclosed to the public by the board of directors.

Mandatory rules relating to enhanced shareholder information:

•                                          General Assembly call content has been enhanced.

•                                          A written remuneration policy for board members and senior management must be prepared.  This policy must be posted on the company’s website and submitted at the ordinary General Assembly as a separate agenda item for information.  Payment plans, such as stock options or those based on company performance, are not used in the remuneration of independent board members.  Remuneration of independent board members must safeguard their level of independence.

•                                          There are mandatory rules relating to material transactions and related party transactions/guarantees to third parties.

Below is a summary of the significant differences between our corporate governance practices and those that would apply to U.S. companies under the NYSE corporate governance rules as of March 31, 2014:

NYSE Corporate Governance Rule for U.S. Issuers	Our Practice as a Foreign Private Issuer
Listed companies must have a majority of independent directors.

Our Board currently has three members who are deemed to meet the independence standards of both the SEC and CMB Principles.  Under the CMB Principles, it is required to have a board comprised of at least one-third independent members (or, in any event, two members).

In a series of resolutions dated March 11, August 15, and September 13, 2013, the CMB announced the replacement of members of Turkcell’s Board of Directors with the following new members:  Atilla Koc, Mehmet Hilmi Guler, Ahmet Akca (all of whom serve as “independent board members”), Mehmet Bostan, Bekir Pakdemirli, Jan Erik Rudberg and Erik Belfrage.  See “Item 6. Directors, Senior Officers and Employees— Directors and Senior Management— Board Members”.

Ahmet Akca, Atilla Koc and Mehmet Hilmi Guler have been appointed by the CMB as independent board members.  However the other board members comply with the CMB’s independence standards in accordance with the CMB’s related announcements.

The non-management directors of each company must meet at regularly scheduled executive sessions without management.

Turkish law does not make any distinction between management and non-management directors.  However there is a distinction between executive/nonexecutive board members.  Our board members are all non executive members.  Members of the board who are not also members of management do not meet in regularly scheduled executive sessions.

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

On June 23, 2004, our Board of Directors established a Corporate Governance Committee.  Our Corporate Governance Committee has a written charter specifying its duties.  According to the CMB Principles, only committee chairs are required to be independent as defined by the Principles themselves.

The charter substantially satisfies the minimum requirements of the NYSE corporate governance rules.

Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

On December 19, 2012, in conformity with the Capital Markets Board’s Communiqué then in force, our Board decided to establish a Compensation Committee to operate under our Board of Directors.  The Board also adopted the Compensation Committee’s Charter.  The Board approved that the Compensation Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter and the Compensation Committee shall be authorized in lieu of the Corporate Governance Committee in “Total Remuneration Policy of the Board of Directors and Top Executives” adopted by our Board.

Listed companies must have an audit committee that satisfies requirements set forth in Exchange Act Rule 10A-3 and additional requirements, including:  (i) a minimum of three members; (ii) independence as defined in NYSE Rule 303A.02; and (iii) a written charter that addresses minimum duties in addition to those required by Exchange Act Rule 10A-3.

Our Audit Committee currently has three members:  Mr. Ahmet Akca, Mr. Mehmet Hilmi Guler and Mr. Atilla Koc.  All of the members are considered independent under the U.S. Sarbanes Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the updated CMB Corporate Governance Principles.

The Audit Committee members are independent Board members as required by the CMB Communiqué Serial:  X No.  22 which is binding upon public companies in Turkey.  Effective June 30, 2012, all listed companies in Turkey must have audit committees composed of independent board members.  We are currently in compliance.  Under Turkish law, our entire Board of Directors is responsible for all decisions; as a result, the Audit Committee’s duties are advisory.  Pursuant to Turkish law, our external auditor is nominated by the Board of Directors upon advice of the Audit Committee and approved by our general assembly of shareholders.

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

16.H                     Mine Safety Disclosure

Not applicable.

ITEM 17.                                         FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.                                         FINANCIAL STATEMENTS

Our audited consolidated financial statements as of December 31, 2013, and for each of the years in the three-year period ended December 31, 2013, are filed as part of this annual report, on pages F-5 through F-159.

ITEM 19.                                         EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.1	Articles of Association of Turkcell Iletisim Hizmetleri A.S.
8.1	Subsidiaries of Turkcell.
12.1	Certification of Sureyya Ciliv, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Murat Dogan Erden, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 20, 2014	By:	/s/ SUREYYA CILIV
Sureyya Ciliv
Chief Executive Officer

Date: March 20, 2014	By:	/s/ MURAT DOGAN ERDEN
Murat Dogan Erden
Chief Financial Officer

DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Sun Plaza, Bilim Sokak No: 5 34398 Maslak, Şişli
İstanbul, Türkiye
Tel: +90 212 366 6000
Fax: +90 212 366 6010
www.deloitte.com.tr

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Turkcell İletişim Hizmetleri A.Ş.

Istanbul

We have audited the accompanying consolidated statement of financial position of Turkcell İletişim Hizmetleri A.Ş. (“the Company”) and its subsidiaries (together “the Group”) as of December 31, 2013 and 2012 and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2013, 2012 and 2011. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Fintur Holdings B.V. (“Fintur”); a 41.45 percent owned equity accounted investee of the Group. The Group’s investment in Fintur as of December 31, 2013 and 2012 was $229 million and $230 million, respectively and its share in profit of Fintur was $156 million, $143 million and $165 million for the years ended December 31, 2013, 2012 and 2011, respectively. Those consolidated financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Fintur, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other independent registered public accounting firm, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2012 and the results of their operations and their cash flows for the years ended December 31, 2013, 2012 and 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013 based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2014 expressed an unqualified opinion on the effectiveness of Group’s internal control over financial reporting.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the following matter:

As discussed in Note 2a and 22, the Group’s audited consolidated financial statements for the year ended December 31, 2010, December 31, 2011 and December 31, 2012 were approved by the Company’s Audit Committee and Board of Directors and authorized for announcement on February 23, 2011, February 22, 2012 and February 21, 2013, respectively. However; the consolidated financial statements prepared as at and for the year ended December 31, 2010 were not approved by the General Assembly meeting on April 21, 2011 and the Extraordinary General Assembly meetings on August 11 and October 12, 2011. The General Assembly meetings on June 29, 2012, May 22, 2013 and June 24, 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended December 31, 2010 and December 31, 2011 and December 31, 2012 could not be presented for approval. The General Assembly has the authority to amend the consolidated financial statements. Additionally, the Company’s Board of Directors proposed a dividend distribution for the year ended December 31, 2010 amounting to TL 1,328,697 thousand on March 23, 2011. Since the consolidated financial statements for the year ended December 31, 2010 were not approved in General Assembly and Extraordinary General Assembly meetings, the dividend distribution proposal was not approved and no financial liability has been recognized in the accompanying consolidated financial statements.

Istanbul, Turkey

March 20, 2014

/s/ DRT Bağimsiz Denetim ve SMMM A.Ş.
DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.
Member of DELOITTE TOUCHE TOHMATSU LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Fintur Holdings B.V.

We have audited the consolidated balance sheets of Fintur Holdings B.V. and its subsidiaries (the “Group”) as at 31 December 2013 and 2012 and consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the years ended 31 December 2013, 2012 and 2011. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fintur Holdings B.V. and its subsidiaries as at 31 December 2013 and 2012 and the results of their operations and their cash flows for the years ended 31 December 2013, 2012 and 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Başaran Nas Bağımsız Denetim ve

Serbest Muhasebeci Mali Müşavirlik A.Ş.

a member of

PricewaterhouseCoopers

Gökhan Yüksel, SMMM

Partner

Istanbul, 14 March 2014

Başaran Nas Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. a member of  PricewaterhouseCoopers

BJK Plaza, Süleyman Seba Caddesi No:48 B Blok Kat 9 Akaretler Beşiktaş 34357 İstanbul-Turkey

www.pwc.com/tr Telephone: +90 (212) 326 6060 Facsimile: +90 (212) 326 6050

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	Note	2013	2012
Assets
Property, plant and equipment	13	2,747,813	3,061,199
Intangible assets	14	1,106,871	1,296,117
GSM and other telecommunication operating licenses		522,065	678,694
Computer software		544,140	568,447
Other intangible assets		40,666	48,976
Investment properties	15	7,639	—
Investments in equity accounted investees	16	250,959	256,931
Other investments	17	3,851	29,069
Other non-current assets	18	117,968	125,299
Trade receivables	20	247,823	216,149
Deferred tax assets	19	34,333	14,823
Total non-current assets		4,517,257	4,999,587

Inventories		32,845	48,903
Other investments		27,028	22,205
Due from related parties	35	10,012	7,414
Trade receivables and accrued income	20	1,294,636	1,209,007
Other current assets	21	282,152	269,905
Cash and cash equivalents	22	3,808,708	3,926,215
Total current assets		5,455,381	5,483,649

Total assets		9,972,638	10,483,236

Equity
Share capital	23	1,636,204	1,636,204
Share premium	23	434	434
Capital contributions	23	22,772	22,772
Reserves	23	(3,105,434)	(1,628,110)
Retained earnings	23	8,435,045	7,207,563
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		6,989,021	7,238,863

Non-controlling interests		(85,055)	(78,719)

Total equity		6,903,966	7,160,144

Liabilities
Loans and borrowings	26	716,150	619,196
Employee benefits	27	38,709	41,452
Provisions	29	135,524	148,894
Other non-current liabilities	25	127,669	117,888
Deferred tax liabilities	19	30,751	44,169
Total non-current liabilities		1,048,803	971,599

Bank overdraft	22	237	—
Loans and borrowings	26	846,245	1,087,447
Income taxes payable	12	65,074	76,533
Trade and other payables	30	891,515	953,601
Due to related parties	35	42,278	55,614
Deferred income	28	92,221	91,166
Provisions	29	82,299	87,132
Total current liabilities		2,019,869	2,351,493

Total liabilities		3,068,672	3,323,092

Total equity and liabilities		9,972,638	10,483,236

The notes on page F-10 to F-159 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	Note	2013	2012	2011

Revenue	8	5,975,407	5,865,787	5,609,679
Direct costs of revenue		(3,693,270)	(3,622,309)	(3,528,928)
Gross profit		2,282,137	2,243,478	2,080,751

Other income	9	18,243	18,094	32,600
Selling and marketing expenses		(964,120)	(953,187)	(1,010,615)
Administrative expenses		(286,750)	(270,477)	(246,543)
Other expenses	9	(47,464)	(76,924)	(161,236)
Results from operating activities		1,002,046	960,984	694,957

Finance income	11	395,396	386,088	330,277
Finance costs	11	(95,515)	(125,510)	(289,648)
Net finance income		299,881	260,578	40,629

Monetary gain		82,871	95,325	144,813
Share of profit of equity accounted investees	16	155,362	121,733	136,907
Profit before income tax		1,540,160	1,438,620	1,017,306

Income tax expense	12	(310,696)	(291,491)	(292,193)
Profit for the year		1,229,464	1,147,129	725,113

Profit / (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		1,228,188	1,158,835	751,709
Non-controlling interests		1,276	(11,706)	(26,596)
Profit for the year		1,229,464	1,147,129	725,113

Basic and diluted earnings per share (in full USD)	23	0.56	0.53	0.34

The notes on page F-10 to F-159 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	2013	2012	2011

Profit for the period	1,229,464	1,147,129	725,113

Other comprehensive income / (expense):

Items that will not be reclassified to profit or loss:
Foreign currency translation differences	(1,318,211)	348,980	(1,326,912)
Actuarial gain / (loss) arising from employee benefits	2,478	(4,911)	—
Tax effect of actuarial gain from employee benefits	(482)	960	—
	(1,316,215)	345,029	(1,326,912)
Items that will or may be reclassified subsequently to profit or loss:
Change in cash flow hedge reserve	471	(860)	(459)
Foreign currency translation differences	(109,207)	6,618	7,321
Share of foreign currency translation differences of the equity accounted investees	21,626	(42,890)	25,674
Tax effect of foreign currency translation differences	3,170	2,145	(4,430)
	(83,940)	(34,987)	28,106
Other comprehensive income / (expense) for the period, net of income tax	(1,400,155)	310,042	(1,298,806)

Total comprehensive income / (expense) for the period	(170,691)	1,457,171	(573,693)

Total comprehensive income / (expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	(164,811)	1,467,154	(540,624)
Non-controlling interests	(5,880)	(9,983)	(33,069)
Total comprehensive income / (expense) for the period	(170,691)	1,457,171	(573,693)

The notes on page F-10 to F-159 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Cash Flow Hedge Reserves	Reserve for Non- Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Equity

Balance at 1 January 2011	1,636,204	22,772	434	534,943	—	—	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597
Total comprehensive income
Profit/ (loss) for the year	—	—	—	—	—	—	—	—	751,709	751,709	(26,596)	725,113
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	—	(10,717)	(1,281,157)	—	(1,291,874)	(6,473)	(1,298,347)
Change in cash flow hedge reserve	—	—	—	—	—	(459)	—	—	—	(459)	—	(459)
Net change in fair value of available-for-sale securities, net of tax	—	—	—	—	—	—			—	—	—	—
Total other comprehensive income/(expense)	—	—	—	—	—	(459)	(10,717)	(1,281,157)	—	(1,292,333)	(6,473)	(1,298,806)
Total comprehensive income/(expense) , net of tax	—	—	—	—	—	(459)	(10,717)	(1,281,157)	751,709	(540,624)	(33,069)	(573,693)
Transfer from legal reserves	—	—	—	(1,004)	—	—	—	—	1,004	—	—	—
Dividends paid (Note 23)	—	—	—	—	—	—	—	—	—	—	(3,989)	(3,989)
Effects of inflation accounting	—	—	—	—	—	—	—	—	42,662	42,662	—	42,662
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	—	544	544
Change in reserve for non-controlling interest put option	—	—	—	—	—	—	32,484	—	—	32,484	—	32,484
Balance at 31 December 2011	1,636,204	22,772	434	533,939	—	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605

Balance at 1 January 2012	1,636,204	22,772	434	533,939	—	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605
Total comprehensive income
Profit/ (loss) for the year	—	—	—	—	—	—	—	—	1,158,835	1,158,835	(11,706)	1,147,129
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	—	3,951	309,179	—	313,130	1,723	314,853
Actuarial loss arising from employee benefits	—	—	—	—	—	—	—	—	(3,951)	(3,951)	—	(3,951)
Change in cash flow hedge reserve	—	—	—	—	—	(860)	—	—	—	(860)	—	(860)
Total other comprehensive income/(expense), net of tax	—	—	—	—	—	(860)	3,951	309,179	(3,951)	308,319	1,723	310,042
Total comprehensive income/(expense)	—	—	—	—	—	(860)	3,951	309,179	1,154,884	1,467,154	(9,983)	1,457,171
Transfers to legal reserves	—	—	—	1,023	—	—	—	—	(1,023)	—	—	—
Dividend paid (Note 23)	—	—	—	—	—	—	—	—	—	—	(8,485)	(8,485)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	—	282	282
Change in reserve for non-controlling interest put option	—	—	—	—	—	—	(20,429)	—	—	(20,429)	—	(20,429)
Balance at 31 December 2012	1,636,204	22,772	434	534,962	—	(1,319)	(258,695)	(1,903,058)	7,207,563	7,238,863	(78,719)	7,160,144

Balance at 1 January 2013	1,636,204	22,772	434	534,962	—	(1,319)	(258,695)	(1,903,058)	7,207,563	7,238,863	(78,719)	7,160,144
Total comprehensive income
Profit for the year	—	—	—	—	—	—	—	—	1,228,188	1,228,188	1,276	1,229,464
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	—	(13,337)	(1,382,129)	—	(1,395,466)	(7,156)	(1,402,622)
Actuarial gain arising from employee benefits	—	—	—	—	—	—	—	—	1,996	1,996	—	1,996
Change in cash flow hedge reserve	—	—	—	—	—	471	—	—	—	471	—	471
Total other comprehensive income/(expense), net of tax	—	—	—	—	—	471	(13,337)	(1,382,129)	1,996	(1,392,999)	(7,156)	(1,400,155)
Total comprehensive income/(expense)	—	—	—	—	—	471	(13,337)	(1,382,129)	1,230,184	(164,811)	(5,880)	(170,691)
Transfers to legal reserves	—	—	—	2,702	—	—	—	—	(2,702)	—	—	—
Dividend paid (Note 23)	—	—	—	—	—	—	—	—	—	—	(490)	(490)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	—	34	34
Change in reserve for non-controlling interest put option	—	—	—	—	—	—	(85,031)	—	—	(85,031)	—	(85,031)
Balance at 31 December 2013	1,636,204	22,772	434	537,664	—	(848)	(357,063)	(3,285,187)	8,435,045	6,989,021	(85,055)	6,903,966

The notes on page F-10 to F-159 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	Note	2013	2012	2011
Cash flows from operating activities
Profit for the year		1,229,464	1,147,129	725,113
Adjustments for:
Depreciation and impairment of fixed assets	13	589,786	562,788	636,758
Amortization of intangible assets	14	236,994	225,844	287,792
Net finance (income)	11	(369,481)	(317,295)	(300,307)
Income tax expense	12	310,696	291,491	292,193
Share of profit of equity accounted investees	16, 35	(155,362)	(134,995)	(165,408)
(Gain)/loss on sale of property, plant and equipment		(7,566)	(2,599)	(3,771)
Unrealized foreign exchange and monetary gain/loss on operating assets		(248,140)	(40,855)	(159,292)
Impairment losses on goodwill		—	—	52,971
Allowance for trade receivables and due from related parties	30	79,465	62,431	31,361
Negative goodwill		(96)
Deferred income	27	21,073	(34,269)	(16,005)
Provision for equity accounted investees	9	—	19,299	—
Impairment losses on equity accounted investees and other non-current investments	9	19,242	40,250	21,558
		1,706,075	1,819,219	1,402,963

Change in trade receivables	20	(384,407)	(487,538)	(275,271)
Change in due from related parties	35	(3,442)	37,583	33,984
Change in inventories		7,999	(21,279)	(6,110)
Change in other current assets	21	(47,547)	(45,798)	(35,736)
Change in other non-current assets	18	(13,265)	(21,278)	(22,867)
Change in due to related parties	35	(4,333)	1,669	4,159
Change in trade and other payables		(12,410)	(4,811)	43,853
Change in other current liabilities		58,172	(48)	57,741
Change in other non-current liabilities	25	19,870	(11,840)	(21,185)
Change in employee benefits	27	6,562	6,596	3,917
Change in provisions	29	16,300	40,007	(8,060)
		1,349,574	1,312,482	1,177,388

Interest paid		(59,122)	(56,343)	(46,716)
Income tax paid		(337,805)	(307,262)	(276,176)
Dividends received		41,347	239,377	71,331
Net cash generated by operating activities		993,994	1,188,254	925,827
Cash flows from investing activities
Acquisition of property, plant and equipment		(631,398)	(758,898)	(660,359)
Acquisition of intangible assets	14	(215,536)	(208,040)	(198,607)
Proceeds from sale of property, plant and equipment		11,027	9,679	8,603
Proceeds from currency option contracts	11	484	2,250	6,081
Payment of currency option contracts premium	11	(106)	(280)	(1,267)
Acquisition of financial assets		(9,739)	(27,360)	(858,667)
Proceeds from sale of financial assets		—	897,057	11,191
Acquisition of subsidiary net-off cash acquired	7	(746)	—	578
Interest received		376,355	390,155	281,965
Net cash used in investing activities		(469,659)	304,563	(1,410,482)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		898,106	670,549	552,859
Loan transaction costs		—	—	(938)
Repayment of borrowings		(1,019,250)	(833,552)	(516,901)
Change in non-controlling interest		34	282	544
Dividends paid		(490)	(8,485)	(3,989)
Net cash generated by/(used in) financing activities		(121,600)	(171,206)	31,575

Net (decrease)/increase in cash and cash equivalents		402,735	1,321,611	(453,080)

Cash and cash equivalents at 1 January		3,926,215	2,507,445	3,296,267

Effects of foreign exchange rate fluctuations on cash and cash equivalents		(520,479)	97,159	(335,742)

Cash and cash equivalents at 31 December	22	3,808,471	3,926,215	2,507,445

The notes on page F-10 to F-159 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

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

As at 31 December 2013, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related parties footnote. Alfa Group holds 13.2% of the Company’s shares indirectly through Cukurova Holdings Limited and Turkcell Holding AS.

The consolidated financial statements of the Company as at and for the year ended 31 December 2013 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. Subsidiaries of the Company, their locations and their business are given in Note 36. The Company’s and each of its subsidiaries’, associate’s and joint venture’s financial statements are prepared as at and for the year ended 31 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

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

The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.

The consolidated financial statements as of and for the year ended 31 December 2013 were authorized for issue on 19 February 2014 by the Board of Directors and updated by the management for any subsequent events up until 20 March 2014.

(b)              Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary periods in accordance with International Accounting Standard No 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”), where applicable, except that the following assets and liabilities are stated at their fair value: put option liability, derivative financial instruments, consideration payable in relation to acquisition and financial instruments classified as available-for-sale.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.                  Basis of preparation (continued)

(b)             Basis of measurement (continued)

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 “Share-based payment”, leasing transactions that are within the scope of IAS 17 “Leases”, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 “Inventories” or value in use in IAS 36 “Impairment of assets”.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

Hyperinflationary period lasted by 31 December 2005 in Turkey and commenced on 1 January 2011 in Belarus. In the financial statements of subsidiaries operating in Belarus, restatement adjustments have been made to compensate the effect of changes in the general purchasing power of the Belarusian Ruble in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Such cumulative rate in Belarus was 196% for the three years ended 31 December 2013 based upon the consumer price index (“CPI”) announced by the National Statistical Committee of the Republic of Belarus.

Such index and the conversion factors used to adjust the financial statements of the subsidiaries operating in Belarus for the effect of inflation as at 31 December 2013 are given below:

Dates	Index	Conversion Factor
31 December 2009	1.4907	3.2535
31 December 2010	1.6387	2.9598
31 December 2011	3.4197	1.4183
31 December 2012	4.1645	1.1646
31 December 2013	4.8501	1.0000

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.                  Basis of preparation (continued)

(b)              Basis of measurement (continued)

The annual change in the BYR exchange rate against USD and Euro can be compared with the rates of general price inflation in Belarus according to the CPI as set out below:

Years	2011	2012	2013
Currency change USD (%)	178%	3%	11%
Currency change Euro (%)	172%	5%	15%
CPI inflation (%)	109%	22%	16%

As at 31 December 2013 the exchange rate announced by the National Bank of the Republic of Belarus was BYR 9,510 = USD 1, BYR 13,080 = Euro 1 (31 December 2012: BYR 8,570 = USD 1, BYR 11,340 = Euro 1).

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

•   All items in the statement of profit or loss of the subsidiaries operating in Belarus, except non-monetary items in the statement of financial position that have effect over statement of profit or loss, are restated by applying the relevant conversion factors from the dates when the income and expense items were initially recorded in the financial statements.

•   The gain or loss on the net monetary position is the result of the effect of general inflation and is the difference resulting from the restatement of non-monetary assets, shareholders’ equity and statement of profit or loss items. The gain or loss on the net monetary position is included in net income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.                   Basis of preparation (continued)

(b)              Basis of measurement (continued)

The comparative amounts relating to the subsidiaries operating in Belarus in the consolidated financial statements of 2011 and 2012 are not restated. The translation effect of Belarusian Ruble (“BYR”) denominated equity accounts determined upon the application of inflation accounting to USD is accounted under translation reserve in the consolidated financial statements as at 31 December 2013.

(c)              Functional and presentation currency

The consolidated financial statements are presented in US Dollars (“USD” or “$”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”) and Ukrainian Hryvnia (“UAH”) and Belarusian Ruble (“BYR”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of Eastasian Consortium BV (“Eastasia”), Beltur Coöperatief UA, and Turkcell Europe is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is UAH. The functional currency of Belarusian Telecommunication Network (“Belarusian Telecom”), LLC Lifetech and FLLC Global Bilgi (“Global FLLC”) is BYR . The functional currency of Azerinteltek QSC (“Azerinteltek”) is Azerbaijan Manat.

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

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in Notes 4 and 34 and detailed analysis with respect to accounting estimates and critical judgments of allowance for doubtful receivables, useful lives or expected patterns of consumption of the future economic benefits embodied in depreciable assets, commission fees, revenue recognition, income taxes and impairment testing for cash-generating unit containing goodwill are provided below:

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.                   Basis of preparation (continued)

(d)             Use of estimates and judgments (continued)

Key sources of estimation uncertainty

Belarus

Following severe balance of payments crisis in 2011, the economic data indicates that the Belarusian economy stabilized. This reflected the authorities’ tightening of economic policies in late 2011 that was successful in reducing inflation and stabilizing the foreign exchange market. However, Belarusian economy grew only 1.5% in 2012 as the authorities failed to capitalize on improved competitiveness after the sharp currency depreciation in 2011. On the positive side, inflation fell sharply from over 100% at the end of 2011 to almost 22% in 2012. National Bank of the Republic Belarus (“NBRB”) has been gradually decreased the refinance rate by 15 percentage points during 2012, from 45% to 30% per annum.

As of December 2013, the inflation rate stood at 16% for the last twelve months. Inflationary pressure remains elevated, despite headline inflation gradually moderating. CPI will stay in double digits (~14%) in 2014 due to continued communal tariffs indexation and BYR devaluation. NBRB cut the refinancing rate 1.5 percentage points to 23.5% in June 2013. This was the fourth and last rate cut this year, bringing the total amount of easing to 6.5 percentage points in 2013. Despite a slowdown in inflation, tight monetary policy is set to continue due to concerns about external imbalances and currency stability.

NBRB has stabilized foreign exchange market with the help of a “managed float” exchange policy. As the cumulative inflation in the last three years exceeded 100%, Belarus was considered a hyperinflationary economy. In this context, IAS 29 is applied by subsidiaries operating in Belarus in financial statements starting from their annual financial statements for the year ending 31 December 2011.

Although downside economic risks have been reduced, macroeconomic stability is still fragile. External vulnerability is still a concern and next year’s financing picture remains challenging due to heavy debt redemption schedule and strong domestic demand keeping current account deficit wide. Given Belarus’ record low level of foreign currency reserves coupled with the high debt repayments due this year and the current account deficit, these factors create devaluation and inflationary pressure.

Ukraine

Ukraine continues to struggle economically. With its key export markets suffering extended weakness, the economy has fallen deeper into recession in 2013. Following downgrades by three main rating agencies in late 2013 due to the fragile external position and no steps towards an IMF deal, more rating downgrades seem likely to occur in 2014.

Russia agreed to bail out Ukraine by purchasing its sovereign bonds and discounting gas prices by 33% in December after Kiev performed a sharp foreign policy u-turn and refused to sign deals on political association and free trade with the EU in late November 2013. The deal on the bailout program is likely to slightly improve the foreign currency reserves of Ukraine and partially decrease the political risk.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.                   Basis of preparation (continued)

(d)             Use of estimates and judgments (continued)

Key sources of estimation uncertainty (continued)

Ukraine (continued)

In this respect, Ukraine’s economy is vulnerable to tighter external financing conditions and foreign reserves have fallen by 36% over the last two years to USD 20.4 million (to less than three months import cover) as the Central Bank has sought to defend its exchange rate peg. A lower level of foreign currency reserves implies a higher vulnerability to shocks and greater risks to market expectations. On 7 February 2014, The National Bank of Ukraine (NBU) devalued the official exchange rate to 8.7080 from 7.9930 and has effectively converted to a floating exchange rate regime. NBU has also announced capital controls in order to continue exerting some degree of control over the currency.  The challenging reserve situation may trigger further devaluation, leading to an IMF deal, a weaker and more flexible UAH currency and a return to growth.

Therefore, economic uncertainties are likely to continue in the foreseeable future for these countries. Current and potential future political and economic changes in Belarus and Ukraine could have an adverse effect on the subsidiaries operating in these countries. The economic stability of Belarus and Ukraine depends on the economic measures that will be taken by the governments and the outcomes of the legal, administrative and political processes in these countries. These processes are beyond the control of the subsidiaries established in these countries.

The mass protests that Ukraine witnessed at the beginning of 2014 resulted in a toppled government and new parliament that Russia does not currently recognize. The territorial integrity of Ukraine is in doubt in this current stage of the political crisis. A referendum held in Crimea on March 16, 2014 revealed that the region is in favor of joining Russia. The implications of this referendum are still unclear with both sanctions and military conflict remaining a possibility.

Consequently, the subsidiaries operating within Belarus and Ukraine may subject to the risks, i.e. foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus and Ukraine. The future economic situation of Belarus and Ukraine might differ from the Group’s expectations. As of 31 December 2013, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.                   Basis of preparation (continued)

(d)              Use of estimates and judgments (continued)

Critical accounting judgments in applying the Group’s accounting policies (continued)

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

Based on the evaluation performed for the year ended 31 December 2013, expectations did not differ from previous estimate.

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

Revenue recognition

In arrangements which include multiple elements, the Group considers the elements to be separate units of accounting in the arrangement. Total arrangement consideration relating to the bundled contracts is allocated among the different units according to the following criteria:

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.                   Basis of preparation (continued)

(d)              Use of estimates and judgments (continued)

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

Provisions, Contingent Liabilities and Contingent Assets

As detailed and disclosed in Note 34, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) during the year arising in the ordinary course of business. All of these investigations and litigations are evaluated by the Group Management in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and disclosed or accounted in the consolidated financial statements. Future results or outcome of these investigations and litigations might differ from Group Management’s expectations. As of the reporting date, Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Impairment testing for cash-generating unit containing goodwill

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 3. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates as discussed in Note 14.

Fair value measurements and valuation processes

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 and 2 inputs are not available, the Group engages third party qualified valuers to perform the valuation. The management works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in Note 31.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.                   Basis of preparation (continued)

(d)              Use of estimates and judgments (continued)

Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 3(t) and the change in accounting policy regarding business combinations under common control, the Group did not make any major changes to accounting policies during the current year. The Group’s accounting policy was to consolidate the statement of profit or loss starting from the beginning of the financial year in which the business combination under common control was realized and the financial statements of previous financial years were restated in the same manner in order to maintain consistency and comparability before 1 January 2013. However; the decision issued by the Public Accounting and Auditing Oversight Authority of Turkey (“POA”) on 21 July 2013 requires that the companies subject to POA regulation should not restate the financial statements of previous financial years when there is business combination under common control. Therefore, the Group changed its accounting policy to comply with POA’s decision and applied the accounting policy change retrospectively starting from 1 January 2013. This change in accounting policy does not have an impact on the consolidated financial statements as there is no business combination under common control for the last three years.

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

The Group did not have any major changes in the accounting estimates during the current year.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Group entities.

(a)              Basis of consolidation

(i)                 Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•                       deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 “Income Taxes” and IAS 19 “Employee Benefits” respectively;

•                       liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and

•                       assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another IFRS.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(a)              Basis of consolidation (continued)

(i)                 Business combinations (continued)

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39 “Financial Instruments: Recognition and measurement”, or IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

(ii)             Subsidiaries

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

•      has power over the investee;

•      is exposed, or has rights, to variable returns from its involvement with the investee; and

•      has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(a)              Basis of consolidation (continued)

(ii)             Subsidiaries

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•                       the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•                       potential voting rights held by the Company, other vote holders or other parties;

•                       rights arising from other contractual arrangements; and

•                       any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

(iii)         Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(a)              Basis of consolidation (continued)

(iii)         Changes in the Group’s ownership interests in existing subsidiaries(continued)

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(iv)           Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of IFRS 3 “Business Combinations”. In business combinations under common control, assets and liabilities subject to business combination are accounted for at their carrying value in consolidated financial statements. Statements of profit or loss are consolidated starting from the beginning of the financial year in which the business combination is realized. Financial statements of previous financial years are not restated. Any positive or negative goodwill arising from such business combinations is not recognized in the consolidated financial statements. Residual balance calculated by netting off investment in subsidiary and the share acquired in subsidiary’s equity accounted for as equity transactions (i.e. transactions with owners acting in their capacity as owners).

(v)               Transactions eliminated on consolidation

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(a)              Basis of consolidation (continued)

(vi)           Non-controlling interests (continued)

Subsequent changes in the fair value of the put option liability are recognized in equity for the business combinations before 1 January 2009 other than unwind of discount and associated foreign exchange gains and losses. For the business combinations after 1 January 2009, subsequent changes in the fair value of the put option liability are recognized in profit or loss.

(vii)       Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results and assets and liabilities of associates or joint ventures are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate or joint venture), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. On acquisition of the investment in an associate or a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 36 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(a)              Basis of consolidation (continued)

(vii)       Investments in associates and joint ventures (continued)

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate or a joint venture, or when the investment is classified as held for sale. When the Group retains an interest in the former associate or joint venture and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate or joint venture at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate or joint venture is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate or joint venture on the same basis as would be required if that associate or joint venture had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate or joint venture would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When the Group reduces its ownership interest in an associate or a joint venture but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a group entity transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(b)              Foreign currency

(i)                 Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on translation of foreign currency transactions are recognized in the statement of profit or loss. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(b)              Foreign currency (continued)

(i)                 Foreign currency transactions (continued)

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in the statement of profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognized directly in equity.

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

Foreign currency differences arising on retranslation are recognized directly in the foreign currency translation reserve, as a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, partially or fully, the relevant amount in the foreign currency translation reserve is transferred to the statement of profit or loss.

(ii)             Foreign operations

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

Assets and liabilities for each statement of financial position presented (including comparatives) are translated to USD at exchange rates at the statement of financial position date. Income and expenses for each statement of profit or loss (including comparatives) are translated to USD at monthly average exchange rates excluding operations in hyperinflationary economies which are translated to USD at exchange rates at the reporting date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(b)              Foreign currency (continued)

(iii)         Translation from functional to presentation currency (continued)

Foreign currency differences arising on retranslation are recognized directly in a separate component of equity.

(iv)           Net investment in foreign operations

Foreign currency differences arising from the translation of the net investment in foreign operations are recognized in the foreign currency translation reserve. They are transferred to the statement of profit or loss upon disposal of the foreign operations.

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

•                  Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in the statement of profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in the statement of profit or loss.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(c)               Financial instruments (continued)

(i)                 Non-derivative financial instruments (continued)

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

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see Note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see Note 3(b)(i)), are recognized directly in equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the statement of profit of loss.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(c)               Financial instruments (continued)

(ii)             Derivative financial instruments (continued)

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

Also the Group enters into derivative financial instruments to manage its exposure to interest rate, including interest rate collar. Further details of derivative financial instruments are disclosed in Note 26 and 31.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is immediately recognized in statement of profit or loss unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in statement of profit or loss depends on the nature of the hedge relationship.

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

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in statement of profit or loss, and is included in the “finance income / costs” line item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in statement of profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is immediately recognized in statement of profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

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

Gains/losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income or other expenses in the statement of profit or loss.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in the statement of profit or loss.

(ii)             Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of profit or loss as incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(d)              Property, plant and equipment (continued)

(iii)         Depreciation

Depreciation is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21 – 50 years
Mobile network infrastructure	4 – 12 years
Fixed network infrastructure	3 – 25 years
Call center equipment	4 – 8 years
Equipment, fixtures and fittings	3 – 10 years
Motor vehicles	4 – 6 years
Central betting terminals	5 – 10 years
Leasehold improvements	3 – 5 years

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

Amortization

Amortization is recognized in the statement of profit or loss on a straight line basis primarily by reference to the unexpired license period. The useful lives for the GSM and other telecommunication operating licenses are as follows:

GSM and other telecommunications licenses	3 – 25 years

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(e)               Intangible assets (continued)

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

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives from the date the software is available for use. The useful lives for computer software are as follows:

Computer software	3 – 8 years

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(e)          Intangible assets (continued)

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of profit or loss as incurred. Capitalized costs generally relate to the application of development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred.

Amortization

Amortization is recognized in the statement of income on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Transmission lines	5 – 10 years
Central betting system operating right	7 – 10 years
Customer base	2 – 15 years
Brand name	9 – 10 years

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

When the excess is negative, a bargain purchase gain is recognized immediately in the statement of profit or loss.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(e)               Intangible assets (continued)

(iv)           Internally generated intangible assets — research and development expenditure

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

The amount initially recognized for internally generated intangible assets is the sum of expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is charged to the statement of profit or loss in the period in which it is incurred.

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

(g)              Inventories

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2013 and 2012, inventories mainly consist of simcards, scratch cards, handsets and modems.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

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

All impairment losses are recognized in the statement of profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to the statement of profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income. For available-for-sale equity investments carried at cost, the reversal is not permitted.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(h)              Impairment (continued)

(ii)             Non-financial assets (continued)

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined from the cash-generating unit to which corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

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

(i)                 Employee benefits

(i)                 Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TL 3,438 as at 31 December 2013 (equivalent to full $1,611 as at 31 December 2013), which is effective from 1 January 2014, per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(i)      Employee benefits (continued)

(ii)             Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the statement of profit or loss when they are due.

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

Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Other than the contract signed with Ministry of Transport, Maritime Affairs and Communications regarding the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) as explained in Note 34, the Group did not have any significant onerous contracts as at 31 December 2013 (31 December 2012: None).

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(j)                 Provisions (continued)

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

The Group has also certain customer loyalty programs whereby customers are awarded credits entitling customers to the right to purchase voice or data services or other third party goods and services. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the credits and the other components of the sale in accordance with IFRIC 13 “Customer Loyalty Programmes”. The amount allocated to credits is deferred and revenue is recognized when the credits are redeemed and the Group has fulfilled its obligations to supply the goods or services.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(k)              Revenue (continued)

Commission fees mainly comprised of net takings earned to a maximum of 1.4% of gross takings, as a head agent of fixed odds betting games starting from 1 March 2009 and mobile agent revenues comprised of 2.24%-3.62% of mobile agency turnover after deducting VAT and Gaming tax as head agent starting from 23 March 2010. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the agreement signed with Spor Toto Teskilat Mudurlugu AS (“Spor Toto”), Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

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

Starting from 1 January 2013, Azerinteltek has been authorized for the Lottery games by Azerlotereya for 3 years. Azerinteltek has been generating commission revenue over Lottery games turnover through its own agencies by applying 15% commission rate according to agreement between Azerinteltek and Azerlotereya. Commission revenues are recognized at the time all the services related with the games are fully rendered.

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

(l)            Lease payments

Payments made under operating leases are recognized in the statement of profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(l)                 Lease payments

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

All other borrowing costs are recognized in the statement of profit or loss in the period in which they are incurred.

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

(o)              Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(o)              Income taxes (continued)

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

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

Government grants relating to costs are deferred and recognized in the statement of profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the statement of profit or loss on a straight-line basis over the expected useful lives of the related assets.

(t)                 New standards and interpretations

(i)                 Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statement

The following amendments to IFRSs have been applied in the current year and have affected the amounts reported in these consolidated financial statements.

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 “Presentation of Items of Other Comprehensive Income” are effective for the annual periods beginning on or after 1 July 2012. The amendments introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the “statement of comprehensive income” is renamed as the “statement of profit or loss and other comprehensive income” and the “statement of income” is renamed as the “statement of profit or loss”. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The amendments have been applied retrospectively. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                  Significant accounting policies (continued)

(t)                 New standards and interpretations (continued)

(i)                 Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statement (continued)

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five Standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Agreements”, IFRS 12 “Disclosure of Interest in Other Entities”, IAS 27 “Separate Financial Statements”(as revised in 2011) and IAS 28 “Investments in Associates and Joint Ventures” (as revised in 2011).

New and revised Standards on consolidation, joint arrangements, associates and disclosures (continued)

Key requirements of these five Standards are described below.

IFRS 10 replaces the parts of IAS 27 “Consolidated and Separate Financial Statements” that deal with consolidated financial statements. SIC - 12 “Consolidation - Special Purpose Entities” will be withdrawn upon the effective date of IFRS 10. Under IFRS 10, there is only one basis for consolidation that is control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 11 replaces IAS 31 “Interests in Joint Ventures”. IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified. SIC - 13 “Jointly Controlled Entities - Non-monetary Contributions by Venturers” will be withdrawn upon the effective date of IFRS 11. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. In contrast, under IAS 31, there are three types of joint arrangements: jointly controlled entities, jointly controlled assets and jointly controlled operations. In addition, joint ventures under IFRS 11 are required to be accounted for using the equity method of accounting, whereas jointly controlled entities under IAS 31 can be accounted for using the equity method of accounting or proportional consolidation. Since the Company accounted its joint venture A-Tel by applying equity method in accordance with IAS 31 before adoption of IFRS 11, the adoption of IFRS 11 did not have any impact on amounts reported in the consolidated financial statements.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

In June 2012, the amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the application of these IFRSs for the first time.

The application of these five standards did not have significant impact on amounts reported in the consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                  Significant accounting policies (continued)

(t)                 New standards and interpretations (continued)

(i)                 Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statement (continued)

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The Group included requirements of extended disclosures under the Notes the summary of accounting policies, investment properties and financial instruments. Other than the additional disclosures, the application of IFRS 13 has not had any material impact on the amounts recognized in the consolidated financial statements.

(ii)             New and Revised IFRSs applied with no material effect on the consolidated financial statements

Amendments to IAS 1	Clarification of the Requirements for Comparative Information
Amendments to IFRS 7	Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities
Amendments to IFRSs
IAS 16, IAS 32 and IAS 34	Annual Improvements to IFRSs 2009/2011 Cycle except for the amendment to IAS 1
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                  Significant accounting policies (continued)

(t)                 New standards and interpretations (continued)

(ii)             New and Revised IFRSs applied with no material effect on the consolidated financial statements (continued)

Amendments to IAS 1 Clarification of the Requirements for Comparative Information

(as part of the Annual Improvements to IFRSs 2009/2011 Cycle issued in May 2012)

The amendments to IAS 1 as part of the Annual Improvements to IFRSs 2009/2011 Cycle are effective for the annual periods beginning on or after 1 January 2013. IAS 1 requires an entity that changes accounting policies retrospectively, or makes a retrospective restatement or reclassification to present a statement of financial position as at the beginning of the preceding period (third statement of financial position). The amendments to IAS 1 clarify that an entity is required to present a third statement of financial position only when the retrospective application, restatement or reclassification has a material effect on the information in the third statement of financial position and that related notes are not required to accompany the third statement of financial position. Since no retrospective restatement or reclassification made in the current year, the third statement of financial position is not presented.

Amendments to IFRS 7 Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

Amendments to IFRS 7 are effective for annual periods beginning on or after 1 January 2013. These amendments should be applied retrospectively to the all financial statements presented. The amendments to IFRS 7 did not have a significant effect on the Group’s consolidated financial statements.

Annual Improvements to IFRSs 2009/2011 Cycle issued in May 2012

The Annual Improvements to IFRSs 2009/2011 Cycle include a number of amendments to various IFRSs. The amendments are effective for annual periods beginning on or after 1 January 2013. The Amendments to IFRSs include:

•                      Amendments to IAS 16 “Property, Plant and Equipment”

•                      Amendments to IAS 32 “Financial Instruments: Presentation”

•                      Amendments to IAS 34 “Interim Financial Reporting”

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                  Significant accounting policies (continued)

(t)                 New standards and interpretations (continued)

(ii)             New and Revised IFRSs applied with no material effect on the consolidated financial statements (continued)

Annual Improvements to IFRSs 2009/2011 Cycle issued in May 2012 (continued)

Amendments to IAS 16

The amendments to IAS 16 clarify that spare parts, stand-by equipment and servicing equipment should be classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16 and as inventory otherwise. The amendments to IAS 16 did not have a significant effect on the Group’s consolidated financial statements.

Amendments to IAS 32

The amendments to IAS 32 clarify that income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12. The amendments to IAS 32 did not have a significant effect on the Group’s consolidated financial statements.

Amendments to IAS 34

The amendments to IAS 34 clarify that disclosure of the total assets and total liabilities for a particular reportable segment is only required if a measure of total assets or total liabilities (or both) is regularly provided to the chief operating decision maker and there has been a material change in those measures since the last annual financial statements. The amendments to IAS 34 did not have an effect on the Group’s consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (production stripping costs). Under the Interpretation, the costs from this waste removal activity (stripping) which provide improved access to ore is recognized as a non-current asset (stripping activity asset) when certain criteria are met, whereas the costs of normal on-going operational stripping activities are accounted for in accordance with IAS 2 Inventories. The stripping activity asset is accounted for as an addition to, or as an enhancement of, an existing asset and classified as tangible or intangible according to the nature of the existing asset of which it forms part.

IFRIC 20 is effective for annual periods beginning on or after 1 January 2013. Specific transitional provisions are provided to entities that apply IFRIC 20 for the first time. However, IFRIC 20 must be applied to production stripping costs incurred on or after the beginning of the earliest period presented. IFRIC 20 did not have an effect to the Group’s financial statements as the Group does not engage in such activities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                  Significant accounting policies (continued)

(t)                 New standards and interpretations (continued)

(iii)         New and revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments(2)
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures(2)
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilitie(1)
Amendments to IFRS 10, 11, IAS 27	Investment Entities(1)
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets(1)
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting(1)
IFRIC 21	Levies(1)
Annual Improvements to 2010-2012 Cycle	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16 and IAS 38, IAS 24 (2)
Annual Improvements to 2011-2013 Cycle	IFRS 1, IFRS 3, IFRS 13, IAS 40 (2)

(1) Effective for annual periods beginning on or after 1 January 2014.

(2) Effective for annual periods beginning on or after 1 January 2015.

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduces new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

•                                All recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•                                With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                  Significant accounting policies (continued)

(t)                 New standards and interpretations (continued)

(iii)         New and revised IFRSs in issue but not yet effective (continued)

IFRS 9 Financial Instruments (continued)

IFRS 9 was amended to defer the mandatory effective date of both the 2009 and 2010 versions of IFRS 9 to annual periods beginning on or after 1 January 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after 1 January 2013. The amendments continue to permit early application. The amendments modify the existing comparative transition disclosures in IAS 8 and IFRS 7 “Financial Instruments: Disclosures”. Instead of requiring restatement of comparative financial statements, entities are either permitted or required to provide modified disclosures on transition from IAS 39 “Financial Instruments: Recognition and Measurement” to IFRS 9 depending on the entity’s date of adoption and whether the entity chooses to restate prior periods.

The Group management anticipates that the application of IFRS 9 in the future may have significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

Amendments to IFRS 10, 11, IAS 27 Investment Entities

This amendment with the additional provisions of IFRS 10 provide ‘investment entities’ (as defined) an exemption from the consolidation of particular subsidiaries and instead require that an investment entity measure the investment in each eligible subsidiary at fair value through profit or loss.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

As a consequence of IFRS 13 Fair Value Measurements, there are amendments in the explanations about the measurement of the recoverable amount of an impaired asset. This amendment is limited to non-financial assets and paragraphs 130 and 134 of IAS 36 have been changed.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

This amendment to IAS 39 makes it clear that there is no need to discontinue hedge accounting if a hedging derivative is novated provided certain criteria are met.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                  Significant accounting policies (continued)

(t)            New standards and interpretations (continued)

(iii)         New and revised IFRSs in issue but not yet effective (continued)

IFRIC 21 Levies

IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation.

Annual Improvements to 2010-2012 Cycle

IFRS 2: Amends the definitions of ‘vesting condition’ and ‘market condition’ and adds definitions for ‘performance condition’ and ‘service condition’.

IFRS 3: Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date.

IFRS 8 “Operating Segments”: Requires disclosure of the judgments made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly.

IFRS 13: Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only). The amendmends on IFRS 13 has no effect on Group’s consolidated financial statements.

IAS 16 and IAS 38: Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount.

IAS 24 “Related Party Disclosures”: Clarify how payments to entities providing management services are to be disclosed.

Annual Improvements to 2011-2013 Cycle

IFRS 1: Clarify which versions of IFRSs can be used on initial adoption (amends basis for conclusions only).

IFRS 3: Clarify that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself.

IFRS 13: Clarify the scope of the portfolio exception in paragraph 52.

IAS 40 “Investment Property”: Clarifying the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.                   Significant accounting policies (continued)

(u)              Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciations.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

(i)                Depreciation

Depreciation is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives.

The estimated useful lives for the current and comparative periods are as follows:

Investment Property	45 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

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

(ii)   Intangible assets

The fair value of the brand acquired in the Superonline Uluslararası Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri AS (“Superonline Uluslararasi”) business combination is based on the discounted estimated royalty payments that have been avoided as a result of the brand being owned. The fair value of customer base acquired in the Superonline business combination are valued using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

4.              Determination of fair values (continued)

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

The Group has estimated a value based on multiple approaches in grant to share purchase agreement including income approach (discounted cash flows) and market approach (comparable market multiples). The simple average, in accordance with the agreement between parties, of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted back to respective reporting date. On 26 August 2013, the non-controlling interest put option granted to Belarusian Government became exercisable for a three months period. However; the Belarusian Government did not exercise the put option and the put option expired on 26 November 2013. As a result the Group derecognized the financial liability related to the non-controlling put option on 26 November 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

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

The Group has exposure to the following risks from its use of financial instruments:

•                  Credit risk

•                  Liquidity risk

•                  Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Please refer to Note 31 for additional information on the Group’s exposure to risks.

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

As at 31 December 2012, TL appreciated against USD and EUR by 5.6% and 3.8%, respectively, BYR depreciated against USD by 2.6% and HRV depreciated against USD by 0.04% when compared to the exchange rates as at 31 December 2011. As at 31 December 2013, TL depreciated against USD and EUR by 19.7% and 24.9%, respectively, BYR depreciated against USD by 11.0% and HRV remained constant against USD when compared to the exchange rates as at 31 December 2012. Additional information related to Group’s exposure to currency risk is disclosed in Note 31.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.         Financial risk management (continued)

Credit risk (continued)

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

The Group’s policy is to provide financial guarantees only to majority-owned subsidiaries. At 31 December 2013, $1,263,477 guarantees were outstanding (31 December 2012: $1,363,291).

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.         Financial risk management (continued)

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, deferred payments related to the acquisition of Belarusian Telecom that is denominated in a currency other than the respective functional currencies of Group entities, primarily TL for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR and USD.

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

Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group’s financial liabilities mostly consist of floating interest rate borrowings. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s treasury and risk management strategy. The Group also closely monitored various hedging alternatives to hedge interest risk with a minimum cost. In June 2011, the Group engaged in forward start collar agreements for some portion of our debt which are due in 2015 and exposed to interest rate risk. The collars hedge variable interest rate risk for the period between 2013 and 2015.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

6.              Operating segments (continued)

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Total external revenues	4,759,649	4,844,867	445,394	402,167	70,607	62,162	699,757	556,591	5,975,407	5,865,787
Intersegment revenue	30,247	24,820	4,402	3,250	87	76	447,919	402,495	482,655	430,641
Reportable segment adjusted EBITDA	1,485,098	1,511,539	137,119	114,431	(3,253)	(5,392)	268,620	213,712	1,887,584	1,834,290
Finance income	370,809	369,198	2,730	2,468	6,111	572	65,438	57,591	445,088	429,829
Finance cost	61,119	(55,669)	(57,425)	(56,723)	(104,607)	(66,162)	(99,044)	(36,572)	(199,957)	(215,126)
Monetary gain	—	—	—	—	82,755	95,322	116	3	82,871	95,325
Depreciation and amortization	(491,807)	(506,220)	(116,235)	(116,939)	(77,735)	(46,275)	(164,581)	(137,357)	(850,358)	(806,791)
Share of profit of equity accounted investees	—	—	—	—	—	—	155,362	121,733	155,362	121,733
Capital expenditure	517,323	560,461	67,753	77,911	47,539	53,411	249,532	320,412	882,147	1,012,195
Impairment on goodwill	—	—	—	—	—	—	—	—	—	—
Bad debt expense	66,521	55,936	512	191	5,525	1,838	6,907	4,466	79,465	62,431
Impairment on equity accounted investees	—	—	—	—	—	—	—	40,250	—	40,250

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Total external revenues	4,844,867	4,805,521	402,167	364,491	62,162	47,893	556,591	391,774	5,865,787	5,609,679
Inter segment revenue	24,820	13,048	3,250	4,347	76	93	402,495	414,199	430,641	431,687
Reportable segment adjusted EBITDA	1,511,539	1,507,783	114,431	94,204	(5,392)	(12,151)	213,712	190,887	1,834,290	1,780,723
Finance income	369,198	283,015	2,468	690	572	15,520	57,591	58,951	429,829	358,176
Finance cost	(55,669)	108,861	(56,723)	(56,287)	(66,162)	(283,870)	(36,572)	(159,991)	(215,126)	(391,287)
Monetary gain	—	—	—	—	95,322	144,813	3	—	95,325	144,813
Depreciation and amortization	(506,220)	(485,789)	(116,939)	(116,547)	(46,275)	(224,527)	(137,357)	(111,260)	(806,791)	(938,123)
Share of profit of equity accounted investees	—	—	—	—	—	—	121,733	136,907	121,733	136,907
Capital expenditure	560,461	501,256	77,911	65,152	53,411	55,026	320,412	273,511	1,012,195	894,945
Impairment on goodwill	—	—	—	—	—	52,971	—	—	—	52,971
Bad debt expense	55,936	28,377	191	381	1,838	1,027	4,466	1,576	62,431	31,361
Impairment on equity accounted investees	—	—	—	—	—	—	40,250	15,844	40,250	15,844

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

6.                  Operating segments (continued)

	As at 31 December 2013 and 2012
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Reportable segment assets	3,825,648	4,105,790	455,918	500,935	198,722	208,377	1,351,040	1,406,554	5,831,328	6,221,656
Investment in associates	—	—	—	—	—	—	250,959	256,931	250,959	256,931
Reportable segment liabilities	970,443	993,200	97,841	116,222	59,222	82,625	283,702	305,177	1,411,208	1,497,224

	As at 31 December 2012 and 2011
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Reportable segment assets	4,105,790	3,493,183	500,935	544,578	208,377	160,277	1,406,554	1,086,949	6,221,656	5,284,987
Investment in associates	—	—	—	—	—	—	256,931	414,392	256,931	414,392
Reportable segment liabilities	993,200	922,418	116,222	116,132	82,625	88,127	305,177	242,085	1,497,224	1,368,762

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

6.         Operating segments (continued)

	2013	2012	2011
Revenues
Total revenue for reportable segments	5,310,386	5,337,342	5,235,393
Other revenue	1,147,676	959,086	805,973
Elimination of inter-segment revenue	(482,655)	(430,641)	(431,687)
Consolidated revenue	5,975,407	5,865,787	5,609,679

	2013	2012	2011
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	1,618,964	1,620,578	1,589,836
Other adjusted EBITDA	268,620	213,712	190,887
Elimination of inter-segment adjusted EBITDA	(29,537)	(25,844)	(32,580)
Consolidated adjusted EBITDA	1,858,047	1,808,446	1,748,143
Finance income	395,396	386,088	330,277
Finance costs	(95,515)	(125,510)	(289,648)
Monetary gain	82,871	95,325	144,813
Other income	18,243	18,094	32,600
Other expense	(47,464)	(76,924)	(161,236)
Share of profit of equity accounted investees	155,362	121,733	136,907
Depreciation and amortization	(826,780)	(788,632)	(924,550)
Consolidated profit before income tax	1,540,160	1,438,620	1,017,306
Income tax expense	(310,696)	(291,491)	(292,193)
Profit for the period	1,229,464	1,147,129	725,113

	2013	2012	2011
Finance income
Total finance income for reportable segments	379,650	372,238	299,225
Other finance income	65,438	57,591	58,951
Elimination of inter-segment finance income	(49,692)	(43,741)	(27,899)
Consolidated finance income	395,396	386,088	330,277

	2013	2012	2011
Finance costs
Total finance costs for reportable segments	100,913	178,554	231,296
Other finance costs	99,044	36,572	159,991
Elimination of inter-segment finance costs	(104,442)	(89,616)	(101,639)
Consolidated finance costs	95,515	125,510	289,648

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

6.                   Operating segments (continued)

	2013	2012	2011
Depreciation and amortization
Total depreciation and amortization for reportable segments	685,777	669,434	826,863
Other depreciation and amortization	164,581	137,357	111,260
Elimination of inter-segment depreciation and amortization	(23,578)	(18,159)	(13,573)
Consolidated depreciation and amortization	826,780	788,632	924,550

	2013	2012	2011
Capital expenditure
Total capital expenditure for reportable segments	632,615	691,783	621,434
Other capital expenditure	249,532	320,412	273,511
Elimination of inter-segment capital expenditure	(28,339)	(36,740)	(28,754)
Consolidated capital expenditure	853,808	975,455	866,191

	2013	2012	2011
Assets
Total assets for reportable segments	4,480,288	4,815,102	4,198,038
Other assets	1,351,040	1,406,554	1,086,949
Investments in equity accounted investees	250,959	256,931	414,392
Other unallocated assets	3,890,351	4,004,649	3,399,422
Consolidated total assets	9,972,638	10,483,236	9,098,801

	2013	2012
Liabilities
Total liabilities for reportable segments	1,127,506	1,192,047
Other liabilities	283,702	305,177
Other unallocated liabilities	1,657,464	1,825,868
Consolidated total liabilities	3,068,672	3,323,092

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

6.              Operating Segments (continued)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	2013	2012	2011

Revenues
Turkey	5,286,551	5,267,145	5,106,652
Ukraine	454,692	407,218	365,968
Belarus	70,607	62,162	47,893
Turkish Republic of Northern Cyprus	66,157	64,335	63,857
Azerbaijan	68,162	41,934	12,310
Germany	29,238	22,993	12,999
	5,975,407	5,865,787	5,609,679

	2013	2012
Non-current assets
Turkey	3,543,214	3,945,280
Ukraine	467,779	511,480
Belarus	161,456	180,072
Turkish Republic of Northern Cyprus	46,176	53,300
Azerbaijan	4,959	4,919
Germany	4,415	5,367
Unallocated non-current assets	289,258	299,169
	4,517,257	4,999,587

7.                   Acquisition of subsidiaries

Acquisition of Deksarnet Telekominikasyon AS

On 7 March 2013, Superonline Iletisim Hizmetleri AS (“Turkcell Superonline”) signed a Share Purchase Agreement (“SPA”) to acquire 100% stake in Deksarnet Telekomunikasyon AS (“Deksarnet”), which is specialized in rendering of telecommunications services. On 1 July 2013, the control over Deksarnet is acquired from Vestel Elektronik Sanayi ve Ticaret AS for a nominal consideration of $1,750 and the payment will be made through 12 equal monthly installments.

Subsequent to the acquisition, Deksarnet reported revenue of $1,585 and profit of $74 till Turkcell Superonline merger. Since Deksarnet’s statement of profit or loss prepared in accordance with IFRS for the year ended 31 December 2012 is not available, the estimated revenue and profit or loss for the current reporting period if the acquisition had occurred on 1 January 2013 could not be disclosed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

7.                   Acquisition of subsidiaries (continued)

Acquisition of Deksarnet Telekominikasyon AS (continued)

The acquisition of Deksarnet had the following effect on the Group’s assets and liabilities on the acquisition date:

	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition

Property, plant and equipment	271	330	601
Intangible assets	5	117	122
Other assets	1,183	—	1,183
Cash and cash equivalents	129	—	129
Total liabilities	(126)	(90)	(216)
Net identifiable assets and liabilities	1,462	357	1,819

Present value of the acquisition consideration			1,723
Less: fair value of identifiable net assets acquired			(1,819)
Bargain purchase gain on acquisition			(96)

Nominal amount of total consideration			1,750
Finance cost on deferred consideration			(27)
Total consideration			1,723

Consideration paid in cash			(875)
Add: cash and cash equivalent balances acquired			129
Net cash and cash equivalent effect of the business combination			(746)

Pre-acquisition carrying amounts were determined based on applicable IFRSs immediately before the acquisition. The fair value of intangible assets and liabilities recognized on acquisition has been determined based on independent valuation.

The bargain purchase gain on the acquisition has been included in other income in the Group’s consolidated statement of profit or loss.

The Group incurred acquisition-related costs of $41 related to external consultancy costs which are included in administrative expenses in the Group’s statement of profit or loss.

After the acquisition of Deksarnet in 2013, management merged the Deksarnet’s operations with its wholly owned subsidiary, Turkcell Superonline on 3 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

8.               Revenue

	2013	2012	2011
Communication fees	5,369,036	5,373,986	5,225,441
Revenue from betting business	68,162	41,934	12,310
Call center revenues	57,779	44,944	38,090
Commission fees on betting business	52,236	47,087	39,066
Monthly fixed fees	39,976	50,649	62,977
Simcard sales	15,605	18,302	21,152
Other revenues*	372,613	288,885	210,643
	5,975,407	5,865,787	5,609,679

*Other revenues consists of handsets, modems, internet subscription revenues, tower rent incomes and other several revenues.

9.              Other income and expenses

Other income amounts to $18,243, $18,094 and $32,600 for the years ended 31 December 2013, 2012 and 2011, respectively. Other income for the year ended 31 December 2011 mainly comprises of penalty amounting to $12,656 received back from ICTA which was imposed in 2010 as a result of investigation of ICTA on tariff plans.

Other expenses amount to $47,464, $76,924 and $161,236 for the years ended 31 December 2013, 2012 and 2011, respectively. Other expenses as of 31 December 2013 mainly consists of payments and provisions for the penalties imposed by ICTA for not complying with relevant regulations as explained in Note 34, to consolidated financial statements amounting to $18,371 and impairment recognized on the Group’s investment in T-Medya and Aks TV amounting to $9,256 and $9,986, respectively.

Since the service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012, the carrying amount of A-Tel in the consolidated financial statements is decreased to the Company’s share on the net assets of A-Tel as at 31 December 2012 and an impairment loss of $40,250 is recognized in other expenses. Additionally based on the management opinion, the Company accrued a provision before tax effect amounting to $19,299 and recognized in other expenses as explained in Notes 16. Other expense also includes payments and provisions for the penalties imposed by ICTA for not complying with aforementioned and relevant regulations, as explained in Note 34 to consolidated financial statements amounting to $6,384.

Other expenses for the years ended 31 December 2011 mainly comprises of impairment charge recognized on goodwill arising from the acquisition of Belarusian Telecom amounting to $52,971, impairment recognized on the Group’s investment in A-Tel and Aks TV amounting to $15,844 and $5,714, respectively. Besides, provision set for Special Communication Tax (“SCT”) on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007, as explained in Note 34 to consolidated financial statements amounting to $31,155, and penalties imposed by ICTA for not complying with aforementioned and relevant regulations, as explained in Note 34 to consolidated financial statements amounting to $38,463.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

10.            Personnel expenses

	2013	2012	2011
Wages and salaries (*)	590,637	548,896	496,915
Increase in liability for long-service leave (**)	14,989	16,786	12,697
Contributions to defined contribution plans	3,438	3,737	5,916
	609,064	569,419	515,528

(*) Wages and salaries include compulsory social security contributions and bonuses.

(**)The increase in liability for long-service leave for the years ended 31 December 2011 consist of actuarial gain and loss amounting to $182. The actuarial gains and losses for the year ended 31 December 2013 and 2012 are amounting to $(2,478) and $4,911 respectively, reflected to other comprehensive income as a result of early adoption of amendment to IAS 19 as of 31 December 2012.

11.            Finance income and costs

Recognized in the statement of profit or loss:

	2013	2012	2011
Interest income on bank deposits	266,372	289,768	248,116
Interest income on late payment and contracted receivables	113,992	91,250	46,922
Premium income on option contracts	484	2,250	6,081
Discount interest income	11,807	1,938	24,607
Other interest income	2,741	882	4,551
Finance income	395,396	386,088	330,277

Interest expense on financial liabilities measured at amortized cost	(54,977)	(93,396)	(47,387)
Litigation late payment interest expense	(1,949)	(18,996)	(8,772)
Net foreign exchange loss	(32,369)	(2,388)	(202,686)
Option premium expense	(106)	(280)	(1,267)
Other	(6,114)	(10,450)	(29,536)
Finance cost	(95,515)	(125,510)	(289,648)
Net finance income	299,881	260,578	40,629

Interest income on late payment and contracted receivables are composed of interest received from subscribers who pay monthly invoices after the due date specified on the invoices and interest income on contracted receivables which are collected on an installment basis throughout the contract period.

Borrowings costs capitalized on fixed assets are $6,771, $8,517 and $6,025 for the years ended 31 December 2013, 2012 and 2011, respectively. Interest capitalization ratio is 11.4%, 11.9% and 11.5% for the year ended 31 December 2013, 2012 and 2011, respectively.

The foreign exchange incomes amounting to $62,634, $28,984 and $123,803 and foreign exchange expenses, mainly attributable to the foreign exchange loss in Belarus operations, amounting to $95,003, $31,373 and $326,489 have been presented on net basis for the years ended 31 December 2013, 2012 and 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

12.            Income tax expense

	2013	2012	2011
Current tax expense
Current period	(340,944)	(314,853)	(303,968)

Deferred tax benefit
Origination and reversal of temporary differences	10,291	7,731	8,646
Benefit of investment incentives recognized	989	878	942
Utilization of previously unrecognized tax losses	18,968	14,753	2,187
	30,248	23,362	11,775
Total income tax expense	(310,696)	(291,491)	(292,193)

Income tax recognized directly in equity

	Before tax	Tax (expense)/ benefit	Net of tax
2013
Foreign currency translation differences	(1,405,792)	3,170	(1,402,622)
Change in cash flow hedge reserve	471	—	471
Change in actuarial gain /(loss)	2,478	(482)	1,996
	(1,402,843)	2,688	(1,400,155)

2012
Foreign currency translation differences	312,708	2,145	314,853
Change in cash flow hedge reserve	(860)	—	(860)
Change in actuarial gain /(loss)	(4,911)	960	(3,951)
	306,937	3,105	310,042
2011
Foreign currency translation differences	(1,293,917)	(4,430)	(1,298,347)
Change in cash flow hedge reserve	(459)	—	(459)
	(1,294,376)	(4,430)	(1,298,806)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

12.            Income tax expense (continued)

Reconciliation of effective tax rate

The reported income tax expense for the years ended 31 December 2013, 2012 and 2011 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		2013		2012		2011
Profit for the year		1,229,464		1,147,129		725,113
Total income tax expense		310,696		291,491		292,193
Profit before income tax		1,540,160		1,438,620		1,017,306

Income tax using the Company’s domestic tax rate	20%	(308,032)	20%	(287,724)	20%	(203,461)
Effect of tax rates in foreign jurisdictions	1%	(12,093)	—	(5,854)	(1)%	14,221
Tax exempt income	—	1,161	—	3,340	(1)%	8,050
Non-deductible expenses	1%	(22,432)	3%	(43,939)	3%	(31,806)
Tax incentives	—	989	—	878	—	942
Utilization of previously unrecognized tax losses	(1)%	18,968	(1)%	14,753	—	2,187
Unrecognized deferred tax assets	2%	(34,349)	1%	(8,511)	11%	(112,192)
Difference in effective tax rate of equity accounted investees	(2)%	23,482	(1)%	21,435	(2)%	24,782
Other	(1)%	21,610	(1)%	14,131	—	5,084
Total income tax expense		(310,696)		(291,491)		(292,193)

The income taxes payable amounting to $65,074 of and $76,533 as at 31 December 2013 and 2012, respectively, represents the amount of income taxes payable in respect of related taxable profit for the years ended 31 December 2013 and 2012, respectively netted off with advance tax payments.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

13.       Property, plant and equipment

	Balance as at 1 January 2013	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effect of movements in exchange rates and hyperinflation	Transfer to Investment Property	Balance as at 31 December 2013
Cost or deemed cost
Network infrastructure (All operational)	5,836,623	96,505	(478,198)	505,108	—	568	(746,171)	—	5,214,435
Land and buildings	267,728	7,156	—	3,628	—	—	(41,380)	—	237,132
Equipment, fixtures and fittings	273,436	19,695	(4,888)	1,761	—	33	(42,231)	—	247,806
Motor vehicles	17,915	1,348	(705)	288	—	—	(2,405)	—	16,441
Leasehold improvements	123,661	9,909	(139)	5,028	—	—	(19,050)	(10,012)	109,397
Construction in progress	281,123	508,050	(1,773)	(516,768)	(1,686)	—	(20,863)	—	248,083
Total	6,800,486	642,663	(485,703)	(955)	(1,686)	601	(872,100)	(10,012)	6,073,294

Accumulated depreciation
Network infrastructure (All operational)	3,276,644	520,507	(477,241)	—	38,564	—	(444,444)	—	2,914,030
Land and buildings	111,538	9,105	—	—	314	—	(19,100)	—	101,857
Equipment, fixtures and fittings	231,696	13,244	(4,848)	—	261	—	(34,443)	—	205,910
Motor vehicles	13,286	1,926	(665)	—	—	—	(1,816)	—	12,731
Leasehold improvements	106,123	4,157	(119)	—	—	—	(17,300)	(1,908)	90,953
Total	3,739,287	548,939	(482,873)	—	39,139	—	(517,103)	(1,908)	3,325,481

Total property, plant and Equipment	3,061,199	93,724	(2,830)	(955)	(40,825)	601	(354,997)	(8,104)	2,747,813

Depreciation expenses for the years ended 31 December 2013, 2012 and 2011 are $589,764, $562,788 and $636,758 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the years ended 31 December 2013, 2012 and 2011 are $40,825, $39,179 and $144,429 respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

13.       Property, plant and equipment (continued)

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

13.       Property, plant and equipment (continued)

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2013, net carrying amount of fixed assets acquired under finance leases amounted to $52,099 (31 December 2012: $62,928).

Property, plant and equipment under construction

Construction in progress mainly consisted of capital expenditures in GSM and fixed-line network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), Belarusian Telecom and Turkcell Superonline and non-operational capital expenditures as at 31 December 2013 and 2012.

14.       Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $199,286 as at 31 December 2013 (31 December 2012: $264,400). The amortization period of the license will end in 2023.

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. The carrying amount as at 31 December 2013 is $276,391 and the amortization period of the license will end in 2029.

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets were tested for impairment as at 31 December 2013. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2013, impairment test for long-lived assets of Astelit is made on the assumption that Astelit is the cash generating unit.

As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Astelit, no impairment was recognized. The assumptions used in value in use calculation of Astelit were:

A 17.0% post-tax WACC rate for 2014 to 2018, a 16.5% post-tax WACC rate for after 2018 and 2.5% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal was obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes was 18.0%.

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Turkcell Superonline as at 31 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

14.       Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in adjusted EBITDA, calculated as results from operating activities before depreciation and amortization and other income / (expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarusian Telecom

As at 31 December 2013, impairment test was performed for Belarusian Telecom and after tax impairment at the amount of $28,674 was calculated for the cash-generating unit, allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and included in depreciation expense. Tax effect of the long-lived asset impairment of $1,710 is included in deferred taxation benefit.

Value in use was determined by discounting the expected future cash flows to be generated by the cash-generating unit and the terminal value. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of impairment testing was taken as 5 years between 1 January 2014 and 31 December 2018. Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0% which does not exceed the estimated average growth rate for Belarus.

A 17.1% post-tax WACC rate for 2014 to 2018, a 16.6% post-tax WACC rate for after 2018 were applied in determining the recoverable amount of the cash-generating unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes was 18.4%.

Turkcell Superonline

As at 31 December 2013, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is $15,384 (31 December 2012: 18,419). As the recoverable value based on the value in use of the cash generating units was estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2013. The calculation of the value in use was based on the following key assumptions:

Values assigned to adjusted EBITDA for the periods forecasted include the expected synergies to be achieved from operating as a part of the Group. Values assigned to this key assumption reflect past experience except for efficiency improvements and synergies. Management believes that any reasonably possible change in the key assumptions on which Superonline recoverable amount is based would not cause Superonline’s carrying amount to exceed its recoverable amount.

The projection period for the purposes of goodwill impairment testing was taken as 6 years between 1 January 2014 and 31 December 2019.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

14.      Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

Turkcell Superonline (continued)

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates. A 14.7% post-tax WACC rate for 2014 to 2016, a 14.4% post-tax WACC rate for after 2016 were applied in determining the recoverable amount of the cash-generating unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at pre-tax discount rate gave same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 21.4%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

14.       Intangible assets (continued)

	Balance at 1 January 2013	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2013
Cost
GSM and other telecommunication operating licenses	1,271,274	2,811	—	414	—	—	(162,324)	1,112,175
Computer software	2,113,345	142,891	(4,817)	67,600	—	—	(330,228)	1,988,791
Transmission lines	28,569	526	—	—	—	—	(4,697)	24,398
Central betting system operating right	5,966	280	—	—	—	—	(874)	5,372
Indefeasible right of usage	19,541	2,289	—	—	—	—	(3,342)	18,488
Brand name	3,949	—	—	—	—	—	(651)	3,298
Customer base	7,959	—	—	—	—	117	(1,318)	6,758
Goodwill	18,419	—	—	—	—	—	(3,035)	15,384
Other	2,746	98	—		—	5	(246)	2,603
Construction in progress	1,739	66,641	—	(67,059)	—	—	—	1,321
Total	3,473,507	215,536	(4,817)	955	—	122	(506,715)	3,178,588

Accumulated amortization
GSM and other telecommunication operating licenses	592,580	53,485	—	—	10,237	—	(66,192)	590,110
Computer software	1,544,898	164,673	(4,186)	—	4,823	—	(265,557)	1,444,651
Transmission lines	25,881	834	—	—	—	—	(4,335)	22,380
Central betting system operating right	3,989	362	—	—	—	—	(459)	3,892
Indefeasible right of usage	3,785	1,388	—	—	—	—	(767)	4,406
Brand name	1,678	369	—	—	—	—	(316)	1,731
Customer base	3,455	641	—	—	—	—	(662)	3,434
Other	1,124	182	—	—	—	—	(193)	1,113
Total	2,177,390	221,934	(4,186)	—	15,060	—	(338,481)	2,071,717

Total intangible assets	1,296,117	(6,398)	(631)	955	(15,060)	122	(168,234)	1,106,871

Amortization expenses on intangible assets other than goodwill for the years ended 31 December 2013, 2012 and 2011 are $236,994, $225,844 and $287,792 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on intangible assets for the years ended 31 December 2013 is $15,060 and recognized in depreciation expense (31 December 2012: $5,705).Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is $37,187 for the years ended 31 December 2013 (31 December 2012: $37,917).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

14.       Intangible assets (continued)

	Balance at 1 January 2012	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2012
Cost
GSM and other telecommunication operating licenses	1,193,025	1,260	(3,386)	3,510	—	76,865	1,271,274
Computer software	1,817,545	41,949	(186)	147,613	—	106,424	2,113,345
Transmission lines	26,861	134	—	—	—	1,574	28,569
Central betting system operating right	5,024	642	—	—	—	300	5,966
Indefeasible right of usage	18,441	—	—	—	—	1,100	19,541
Brand name	3,727	—	—	—	—	222	3,949
Customer base	7,511	—	—	—	—	448	7,959
Customs duty and VAT exemption right	46,747	—	(55,052)	—	—	8,305	—
Goodwill	17,378	—	—	—	—	1,041	18,419
Other	2,490	—	—	—	—	256	2,746
Construction in progress	—	164,055	—	(162,316)	—	—	1,739
Total	3,138,749	208,040	(58,624)	(11,193)	—	196,535	3,473,507

Accumulated amortization
GSM and other telecommunication operating licenses	501,130	57,501	(3,386)	—	1,064	36,271	592,580
Computer software	1,314,571	156,601	(109)	(6,533)	1,359	79,009	1,544,898
Transmission lines	23,497	1,032	—	—	—	1,352	25,881
Central betting system operating right	3,401	295	—	—	—	293	3,989
Indefeasible right of usage	2,348	1,297	—	—	—	140	3,785
Brand name	1,211	393	—	—	—	74	1,678
Customer base	2,660	634	—	—	—	161	3,455
Customs duty and VAT exemption right	42,710	2,199	(55,052)	—	3,282	6,861	—
Other	913	187	—	—	—	24	1,124
Total	1,892,441	220,139	(58,547)	(6,533)	5,705	124,185	2,177,390

Total intangible assets	1,246,308	(12,099)	(77)	(4,660)	(5,705)	72,350	1,296,117

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

15.       Investment property

Since the Group moved from the building in Gebze, the building was transferred from owner occupied asset to investment property as of 1 December 2013. The fair value of this investment property is 16,555 TL (equivalent to 7,757 as of 31 December 2013). The fair value of the Group’s investment property as at 31 December 2013 has been arrived at on the basis of a valuation carried out on the respective dates by Prime Gayrimenkul Değerleme ve Danışmanlık AS, independent valuers not related to the Group. Prime Gayrimenkul Değerleme ve Danışmanlık AS is authorized by Capital Markets Board, and they have appropriate qualifications and recent experience in the valuation of properties in the relevant locations. The fair value was determined based on the income capitalization approach. In estimating the fair value of the properties, the highest and best use of the properties is their current use.

There is no rental income during the year ended 31 December 2013. Total direct operating expense from investment property that did not generate rental income during December 2013 is $14.

Details of the Group’s investment property in Gebze and information about the fair value hierarchy as at 31 December 2013 are as follows:

	Level 1	Level 2	Level 3	Total

31 December 2013
Investment property in Gebze	—	—	7,757	7,757

There were no transfers between Level 1 and Level 2 during the year.

Cost value	Property	Total

Opening balance as of 1 January 2013	—	—
Transfer from tangible fixed assets	10,012	10,012
Effects of movements in exchange rates	(548)	(548)
Ending balance as of 31 December 2013	9,464	9,464

Accumulated depreciation
Opening balance as of 1 January 2013	—	—
Transfer from tangible fixed assets	(1,908)	(1,908)
Charge for the year	(22)	(22)
Effects of movements in exchange rates	105	105
Ending balance as of 31 December 2013	(1,825)	(1,825)

Carrying value as of 31 December 2013	7,639	7,639

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

16.       Investments in equity accounted investees

The Group’s share of profit in its equity accounted investees for the years ended 31 December 2013, 2012 and 2011 are $155,362, $121,733 and $136,907, respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current assets**	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non- controlling interest	Equity attributable to parent	Total liabilities and equity
31 December 2013
Fintur (associate)	41.45%	445,717	1,828,603	2,274,320	465,938	1,018,142	386,975	403,265	2,274,320
A-Tel (joint venture)*	50.00%	47,145	—	47,145	13	3,443	—	43,689	47,145
		492,862	1,828,603	2,321,465	465,951	1,021,585	386,975	446,954	2,321,465

31 December 2012
Fintur (associate)	41.45%	326,847	1,807,926	2,134,773	613,688	854,288	289,984	376,813	2,134,773
A-Tel (joint venture)*	50.00%	57,714	—	57,714	126	4,475	—	53,113	57,714
		384,561	1,807,926	2,192,487	613,814	858,763	289,984	429,926	2,192,487

	Revenues	Direct cost of revenues	Profit/loss***	Other comprehensive income***	Total comprehensive income***
2013
Fintur	2,035,678	(883,510)	375,748	(39,156)	336,592
A-Tel	—	—	(771)	—	(771)
	2,035,678	(883,510)	374,977	(39,156)	335,821
2012
Fintur	2,027,320	(882,142)	344,016	9,952	353,968
A-Tel	27,234	(36,600)	23,400	—	23,400
	2,054,554	(918,742)	367,416	9,952	377,368
2011
Fintur	1,957,904	(802,953)	398,688	(3,818)	394,870
A-Tel	56,512	(53,063)	(31,777)	—	(31,777)
	2,014,416	(856,016)	366,911	(3,818)	363,093

*Figures mentioned in the above table include fair value adjustments that arose during acquisition of A-Tel.

**Cash and cash equivalents presented in current assets of A-Tel is $14,806 and $19,036 as at and for the years ended 31 December 2013 and 2012, respectively.

***The figures present the amounts attributable to the parent.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

16.       Investments in equity accounted investees (continued)

The Company’s investment in Fintur Holdings BV (“Fintur”) amounts to $229,114 as at 31 December 2013 (31 December 2012: $230,374).

In 2012, Fintur has decided to distribute dividend amounting to $598,000. The Company reduced the carrying value of investments in Fintur by the cash collected dividend of $247,871.

In 2013, Fintur has decided to distribute dividend amounting to $105,000. The Company reduced the carrying value of investments in Fintur by the accrued dividend of $43,523 and this amount has been collected in July 2013.

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. (“Azercell”), a 51% owned consolidated subsidiary of Fintur, was completed. The non-controlling shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%. At the same time, the non-controlling shareholders in Azertel increased their ownership to 49%. Fintur’s effective ownership in Azercell therefore remained at 51%. One of the non-controlling shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding significant decisions at the General Assembly. Fintur has initially accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The difference between the present value of the estimated option redemption amount and the derecognized non-controlling interest amounting to $1,024,529 is accounted under equity, in accordance with the Group’s accounting policy.

Reconciliation of the above summarized financial information to the carrying amount of the interest in Fintur recognized in the consolidated financial statements

	2013	2012
Net assets of Fintur	403,265	376,813
Proportion of the Group’s ownership interest in Fintur	167,153	156,189
Goodwill	61,961	74,185
Carrying amount of the Group’s interest in Fintur	229,114	230,374

Significant restrictions

Fintur

As at 31 December 2013, significant exchange restrictions and state controls exist in most jurisdictions in which Fintur operates. The local currencies of Fintur subsidiaries in Kazakhstan, Azerbaijan, Georgia and Moldova are not convertible outside of respective countries. Future movements of exchange rates will affect the carrying values of the Fintur’s assets and liabilities. The translation of underlying local currency amounts into USD in Fintur’s consolidated financial statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into USD at the exchange rates shown or at any other exchange rate.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

16.       Investments in equity accounted investees (continued)

The Company’s investment in A-Tel amounts to $21,845 as at 31 December 2013 (31 December 2012: $26,557).

Reconciliation of the above summarized financial information to the carrying amount of the interest in A-tel recognized in the consolidated financial statements

	2013	2012
Net assets of A-Tel	43,689	53,113
Proportion of the Group’s ownership interest in A-Tel	21,845	26,557
Carrying amount of the Group’s interest in A-Tel	21,845	26,557

In November 2012 at the General Assembly meeting of A-Tel, it has been decided to distribute dividends amounting to TL 13,904 (equivalent to $6,515 as at 31 December 2013). The Company reduced the carrying value of its investments in A-Tel by its dividend portion of TL 6,952 (equivalent to $3,257 as at 31 December 2013) as at 31 December 2012.

Since the service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012, the carrying amount of A-Tel in the consolidated financial statements is decreased to the Company’s share on the net assets of A-Tel as at 31 December 2012 and an impairment loss of $40,250 is recognized in other expenses in the consolidated statement of comprehensive income for the year ended 31 December 2012. Additionally, based on the management opinion, the Company accrued a provision before tax effect amounting to $19,299 in the consolidated statement of comprehensive income for the year ended 31 December 2012.

17.       Other investments

Non-current investments:

		2013		2012
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	4.52	—	4.52	10,359
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	—	—	4.57	13,555
			—		23,914

In May 2013, SDIF announced that it had taken over the management of Aks TV and T-Medya against its overdue receivables from Cukurova Group. Following the change in the management of Aks TV and T-Medya, a valuation study was performed by an independent valuation firm as of 30 June 2013. Based on the impairment analysis performed, the carrying value of T-Medya has been reduced by $4,951. Furthermore in last quarter of 2013 carrying value of T-Medya has been decreased to nil since the net asset value of the entity is negative.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

17.       Other investments (continued)

Based on the impairment analysis performed as of 30 June 2013, the carrying value of Aks TV has been reduced by $8,251. On 26 August 2013, SDIF notified that Company’s shares in Aks TV has been ascertained as TL 4,755 (equivalent to $2,228 as at 31 December 2013) and such amount shall be paid by SDIF to the Group in condition that the Group transfers it’s all shares in Aks TV to the Buyer. In this context, Board of Directors of the Company approved to transfer all of its shares. As of 30 October 2013, the Company’s shares in Aks TV have been sold to Ciner Görsel Televizyon Prodüksiyon AS and the carrying value of Aks TV has been decreased to nil and additional impairment loss of $1,735 has been recognized in other expense.

	2013	2012
Securities
Corporate debt securities — held-to-maturity	3,851	5,155

As at 31 December 2013, corporate debt securities classified as held-to-maturity investments with a carrying amount of $3,851 have effective interest rates of 9.8% to 13.8% and matures in 2015.

As at 31 December 2012, corporate debt securities classified as held-to-maturity investments with a carrying amount of $5,155 have effective interest rates of 8.6% to 11.8% and matures in 2014.

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in Note 31.

18.           Other non-current assets

	2013	2012
VAT receivable	68,036	81,774
Prepaid expenses	38,279	27,689
Deposits and guarantees given	7,711	7,173
Advances given for fixed assets	2,162	2,846
Receivables from Tax Office	—	3,689
Others	1,780	2,128
	117,968	125,299

19.           Deferred tax assets and liabilities

Unrecognized deferred tax liabilities

At 31 December 2013, a deferred tax liability of $26,905 (31 December 2012: $25,517) for temporary differences of $127,584 (31 December 2012: $127,584) related to investments in subsidiaries was not recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2013	2012
Deductible temporary differences	57,496	169,564
Tax losses	125,794	102,242
Total unrecognized deferred tax assets	183,290	271,806

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

19.           Deferred tax assets and liabilities (continued)

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

As at 31 December 2013, expiration of tax losses is as follows:

Expiration Date	Amount
2014	25,585
2015	34,457
2016	63,349
2017	11,205
2018	7,132
2021 - 2023	176,572
318,300

As at 31 December 2013, tax losses which will be carried indefinitely are amounting to $445,851 (31 December 2012: $340,840).

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2013 and 2012 are attributable to the following:

	Assets		Liabilities		Net
	2013	2012	2013	2012	2013	2012
Property, plant & equipment and intangible assets	1,352	(4,683)	(99,414)	(110,435)	(98,062)	(115,118)
Investment	—	—	(15,868)	(13,995)	(15,868)	(13,995)
Provisions	28,362	13,070		—	28,362	13,070
Trade and other payables	36,711	3,476	—	38,729	36,711	42,205
Tax credit carry forwards (Investment tax credit)	19,905	13,368		—	19,905	13,368
Other items	37,348	32,506	(4,814)	(1,382)	32,534	31,124
Tax assets / (liabilities)	123,678	57,737	(120,096)	(87,083)	3,582	(29,346)
Net off of tax	(89,345)	(42,914)	89,345	42,914	—	—
Net tax assets / (liabilities)	34,333	14,823	(30,751)	(44,169)	3,582	(29,346)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

19.           Deferred tax assets and liabilities (continued)

Movement in temporary differences as at 31 December 2013 and 2012

	Balance at 1 January 2012	Recognized in the statement of profit or loss	Recognized in other comprehensive income	Acquired in business combinations	Effect of movements in exchange rates	Balance at 31 December 2012

Property, plant & equipment and intangible assets	(103,926)	(16,865)	—	—	5,673	(115,118)
Investment	(22,290)	7,438	2,145	—	(1,288)	(13,995)
Provisions	24,127	(12,425)	—	—	1,368	13,070
Trade and other payables	(23,391)	66,614	—	—	(1,018)	42,205
Tax credit carry forward	—	13,293	—	—	75	13,368
Other items	61,392	(34,693)	960	—	3,465	31,124
Total	(64,088)	23,362	3,105		8,275	(29,346)

	Balance at 1 January 2013	Recognized in the statement of profit or loss	Recognized in other comprehensive income	Acquired in business combinations	Effect of movements in exchange rates	Balance at 31 December 2013

Property, plant & equipment and intangible assets	(115,118)	415	—	(82)	16,723	(98,062)
Investment	(13,995)	(8,024)	3,170	—	2,981	(15,868)
Provisions	13,070	19,052	—	—	(3,760)	28,362
Trade and other payables	42,205	1,595	—	—	(7,089)	36,711
Tax credit carry forward	13,368	9,545	—	—	(3,008)	19,905
Other items	31,124	7,665	(482)	—	(5,773)	32,534
Total	(29,346)	30,248	2,688	(82)	74	3,582

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.            Trade receivables and accrued income

	2013	2012
Accrued service income	748,647	638,687
Receivables from subscribers	445,574	484,294
Accounts and checks receivable	100,415	86,026
	1,294,636	1,209,007

Trade receivables are shown net of allowance for doubtful debts amounting to $323,952 as at 31 December 2013 (31 December 2012: $388,744). The change in allowance for trade receivables and due from related parties is disclosed in Note 31.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $80,026 and $76,469 as at 31 December 2013 and 2012, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $247,823 (31 December 2012: $216,149).

The Group’s exposure to currency risks and impairment losses related to trade receivables are disclosed in Note 31.

21.            Other current assets

	2013	2012
Prepaid expenses	87,166	100,600
Amounts to be received from Ministry of Transport, Maritime Affairs and Communications	52,475	—
Restricted cash	43,078	55,078
Prepayment for subscriber acquisition cost	25,669	20,662
Interest income accruals	14,671	12,269
Special communication tax to be collected from subscribers	14,467	18,423
Advances to suppliers	13,662	13,078
Receivables from personnel	2,978	3,194
VAT receivable	2,319	6,944
Receivables from Tax Office	201	10,187
Other	25,466	29,470
	282,152	269,905

Prepaid expenses mainly comprises prepaid rent expenses.

The amount to be received from the Ministry of Transport, Maritime Affairs and Communications is related with the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) as explained in Note 34.

As at 31 December 2013, restricted cash mainly represents amounts deposited at banks as guarantees in connection with dispute with the Competition Board regarding business practices with the distributors as detailed in Note 34. Restricted cash regarding to the loan utilized by Azerinteltek as at 31 December 2012 had matured as of 30 September 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.            Other current assets (continued)

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

22.            Cash and cash equivalents

	2013	2012
Cash in hand	99	148
Cheques received	84	380
Banks	3,806,411	3,924,203
- Demand deposits	204,864	245,551
- Time deposits	3,601,547	3,678,652
Bonds and bills	2,114	1,484
Cash and cash equivalents	3,808,708	3,926,215
Bank overdrafts	(237)	—
Cash and cash equivalents in the statement of cash flows	3,808,471	3,926,215

As at 31 December 2013, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $0.055 (31 December 2012: $0.055).

As at 31 December 2013, the average maturity of time deposits is 57 days (31 December 2012: 81 days).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 31.

23.            Capital and reserves

Share capital

As at 31 December 2013, common stock represented 2,200,000,000 (31 December 2012: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be one TL.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

As at 31 December 2013, total number of pledged shares hold by various institutions is 955,509 (31 December 2012: 995,509).

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

23.            Capital and reserves (continued)

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

Dividends

On 23 March 2011, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010 amounting to TL 1,328,697 (equivalent to $622,545 as at 31 December 2013), which represented 75% of distributable income. This represents a net cash dividend of full TL 0.6039532 (equivalent to full $0.28 as at 31 December 2013) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on 21 April 2011 and the Extraordinary General Assemblies of Shareholders held on 11 August 2011 and 12 October 2011.

The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the dividend proposal could not be presented for approval.

In the Ordinary General Assemblies of Shareholders Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) held on 4 April 2012, it has been decided to distribute dividends amounting to TL 34,061 (equivalent to $15,959 as at 31 December 2013). The dividend was paid on 3 May 2012.

In the Ordinary General Assemblies of Shareholders Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) held on 19 December 2013, it has been decided to distribute dividends amounting to TL 2,325 (equivalent to $1,089 as at 31 December 2013). The dividend was paid on 26 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

24.            Earnings per share

The calculations of basic and diluted earnings per share as at 31 December 2013 were based on the profit attributable to ordinary shareholders for the years ended 31 December 2013, 2012 and 2011 of $1,228,188, $1,158,835 and $751,709 respectively and a weighted average number of shares outstanding during the years ended 31 December 2013, 2012 and 2011 of 2,200,000,000 calculated as follows:

	2013	2012	2011
Numerator:
Net profit for the period attributed to owners	1,228,188	1,158,835	751,709
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000
Basic and diluted earnings per share	0.56	0.53	0.34

25.            Other non-current liabilities

	2013	2012
Consideration payable in relation to acquisition of Belarusian Telecom	69,054	76,413
Accrual for Evrensel Project (Note 34)	24,611	—
Deposits and guarantees taken from agents	15,507	17,465
Payables to other suppliers	4,146	14,654
Other	14,351	9,356
	127,669	117,888

Consideration payable in relation to the acquisition of Belarusian Telecom represents the present value of the long-term deferred payment to the seller. Payment of $100,000 is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2020 (31 December 2012: the first quarter of 2020). The present value of the contingent consideration is $69,054 as at 31 December 2013 (31 December 2012: $76,413).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

26.            Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency for interest bearing loans, see Note 31.

	2013	2012
Non-current liabilities
Unsecured bank loans	693,043	595,763
Secured bank loans	4,589	5,937
Finance lease liabilities	18,518	17,496
	716,150	619,196
Current liabilities
Unsecured bank facility	550,134	414,903
Current portion of unsecured bank loans	272,133	645,830
Current portion of secured bank loans	20,408	18,783
Current portion of finance lease liabilities	2,576	2,940
Secured bank facility	—	3,514
Option contracts used for hedging	994	1,477
	846,245	1,087,447

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

26.    Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				31 December 2013			31 December 2012
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2014-2018	Floating	Libor+1.3%-3.5%	1,135,637	1,138,316	Libor+1.35%-3.75%	953,897	955,003
Unsecured bank loans	USD	2014-2016	Fixed	1.3%-8.0%	216,710	223,052	2.24%-8.0%	596,238	598,484
Unsecured bank loans	TL	2014-2016	Fixed	8.3%-10.0%	153,306	153,942	8.75%-10%	102,210	103,009
Secured bank loans*	EUR	2014	Floating	Libor+3.465%	16,510	18,955	Libor+3.465%	15,820	17,086
Secured bank loans**	BYR	2020	Fixed	12-16%	4,739	6,042	12%-16%	6,010	7,634
Secured bank loans	USD	2013	Fixed	—	—	—	4.3%	3,500	3,514
Finance lease liabilities	EUR	2014-2024	Fixed	3.35%	24,455	20,325	3.35%	22,577	18,407
Finance lease liabilities	USD	2014-2015	Fixed	0.68%-4.64%	839	769	0.68%-7.3%	2,047	1,970
Finance lease liabilities	TL	2013	Fixed	—	—	—	10.24%	63	59
					1,552,196	1,561,401		1,702,362	1,705,166

(*)                       Secured by System Capital Management Limited (“SCM”).

(**)                Secured by Republic of Belarus Government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

26.            Loans and borrowings (continued)

As of 1 February 2012, Astelit had debt repayments related to Euroasia Loan in the amount of $150,165 and to Financell Loans in the amount of $172,799. Since June 2011, Astelit has not met the payment obligations, which were waived until 1 February 2012. Since that date, the Board of Directors of the Company has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations in relation to Euroasia and Financell Loans totaling $322,964 and defaulted on its loan agreements (As of 31 December 2013, due to Astelit executing partial payments, Astelit’s accrued obligations under its loans to Financell and Euroasia Telecommunications Holding BV (“ETH”) has decreased to a total of $597,602). As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $553,886 (currently decreased to $176,294 on three loan agreements following the Company’s $150,000 guarantee payment and other principle payments) and waivers were obtained for the aforementioned loans before 31 December 2013. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited together with a guarantee and indemnity given by System Capital Management Limited. Financell has rights to initiate legal proceedings arising out of pledges and guarantee under certain conditions. In addition to the Euroasia Loan and Financell Loans, as given above, Astelit has defaulted in one SCM loan agreement currently totaling $38,840 (“SCM Loan”).

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150,000 to finance Astelit, also defaulted on its loan on 30 March 2012. As a guarantor, the Company paid $150,000 to related banks on 6 April 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by System Capital Management Limited has been established in favor of the Company. Upon payment of the guaranteed amount, the Company has the right to initiate legal proceedings arising out of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above, currently decreased to three loan agreements) currently totaling $176,294. Since waivers for the defaults on Turkcell and Financell loans (“Loans”) including any future non-payments of Astelit were received on 25 July 2012, the Loans have been classified according to the maturities of their respective borrowing agreements in the statement of financial positions as of 31 December 2013 and 2012. As no waiver has been received for the SCM Loan from SCM, this loan has been classified in current liabilities. Accordingly, as a result of the event of default, SCM has a right to demand immediate loan repayment although does not perfected any pledges in connection with this loan.

With respect to the amounts due to Financell, the Board of Directors of the Company decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be limited to $410,650 principal amount plus interest and any other costs, expenses and fees that may accrue. This guarantee includes currently unmet debt repayments under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

26.            Loans and borrowings (continued)

Finance lease liabilities are payable as follows:

	31 December 2013			31 December 2012
			Present value	Future		Present value
	Future minimum		of minimum	minimum lease		of minimum
	lease payments	Interest	lease payments	payments	Interest	lease payments

Less than one year	3,219	643	2,576	3,606	666	2,940
More than one year	22,075	3,557	18,518	21,081	3,585	17,496
	25,294	4,200	21,094	24,687	4,251	20,436

Interest collars:

Under interest rate collar contracts, the Group agrees to exchange the difference between the collar (1.25% - 4%) and floating rate (LIBOR) interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the cash flow exposures on the issued variable rate debt. The fair value of interest rate collar at the end of the reporting period is determined by the quotations by the financial institutions and is disclosed below.

The following tables detail the notional principal amounts outstanding at the end of the reporting period.

				Fair value asset /
		Notional value		(liability)
	Currency	2013	2012	2013	2012
Interest collar	US$	86,000	86,000	(994)	(1,477)

All interest rate collar contracts exchanging floating rate interest amounts for fixed rate interest amounts are designated as cash flow hedges in order to reduce the Group’s cash flow exposure resulting from variable interest rates on borrowings. The interest rate collars and the interest payments on the loan occur simultaneously and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss.

27.            Employee benefits

International Accounting Standard No 19 “Employee Benefits” (“IAS 19”) requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. As detailed in Note 10, such actuarial gains/losses are recognized within other comprehensive income starting from 31 December 2012. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate between 3.19% and 4.40% depending on the expected payout date (31 December 2012: between 2.02% and 2.29%).

Movement in the reserve for employee termination benefits as at 31 December 2013 and 2012 are as follows:

	2013	2012
Opening balance	41,452	28,259
Provision set/reversed during the period	12,961	15,949
Actuarial (gain) / loss	(2,478)	4,911
Payments made during the period	(7,753)	(10,158)
Unwind of discount	2,028	837
Effect of change in foreign exchange rate	(7,501)	1,654
Closing balance	38,709	41,452

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

27.            Employee benefits (continued)

Actuarial gain amounting to $2,478 has been reflected to other comprehensive income for the year ended 31 December 2013 (31 December 2012: $4,911 actuarial loss).

The liability is not funded, as there is no funding requirement.

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated statement of income as incurred. The Group incurred $3,438, $3,737 and $5,916 in relation to defined contribution retirement plan for the years ended 31 December 2013, 2012 and 2011, respectively.

28.            Deferred income

Deferred income primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current as at 31 December 2013. The amount of deferred income is $92,221 and $91,166 as at 31 December 2013 and 2012, respectively.

29.            Provisions

Non-current provisions:

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2012	985	56,517	717	58,219
Provision made/used during the year	3,668	4,370	(756)	7,282
Transfer (*)	77,031	—	—	77,031
Unwind of discount	1,994	2,211	—	4,205
Effect of change in foreign exchange rate	86	2,032	39	2,157
Balance at 31 December 2012	83,764	65,130	—	148,894

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2013	83,764	65,130	—	148,894
Provision made/used during the year	896	4,494	—	5,390
Unwind of discount	2,506	1,700	—	4,206
Transfer	(154)	—	—	(154)
Effect of change in foreign exchange rate	(14,161)	(8,651)	—	(22,812)
Balance at 31 December 2013	72,851	62,673	—	135,524

Legal provisions are set for the probable cash outflows related to legal disputes.

* The Group management concluded that no cash out flow is expected within 12 months period in relation to dispute for Carrying International Voice Traffic considering the current progress of the litigation and presented the provision within non-current liabilities in the consolidated financial statements as at 31 December 2013 and 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

29.            Provisions (continued)

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

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2012	81,862	44,059	125,921
Provision made/(reversed) during the year	30,329	55,709	86,038
Provisions used during the year	(9,193)	(45,903)	(55,096)
Unwind of discount	144	—	144
Transfer (*)	(77,031)	—	(77,031)
Effect of change in foreign exchange rate	4,902	2,254	7,156
Balance at 31 December 2012	31,013	56,119	87,132

	Legal	Bonus	Total
Balance at 1 January 2013	31,013	56,119	87,132
Provision made/(reversed) during the year	15,873	65,302	81,175
Provisions used during the year	(19,793)	(52,248)	(72,041)
Unwind of discount	38	—	38
Transfer	154	—	154
Effect of change in foreign exchange rate	(4,143)	(10,016)	(14,159)
Balance at 31 December 2013	23,142	59,157	82,299

Legal provisions are set for the probable cash outflows related to legal disputes. In Note 34, under legal proceedings section, detailed explanations are given with respect to legal provisions.

The bonus provision totaling to $59,157 comprises mainly the provision for the year ended 31 December 2013 and is planned to be paid in March 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

30.            Trade and other payables

The breakdown of trade and other payables as at 31 December 2013 and 2012 is as follows:

	2013	2012
Payables to other suppliers	456,973	487,632
Taxes and withholdings payable	176,544	191,523
License fee accrual	67,130	75,165
Selling and marketing expense accrual	61,669	61,752
ICTA share accrual	13,889	15,670
Payables to Ericsson companies	13,016	24,547
Roaming expense accrual	6,846	13,472
Interconnection accrual	4,063	4,010
Interconnection payables	1,019	7,600
Other	90,366	72,230
	891,515	953,601

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

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 31.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.            Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

		2013	2012
Other non-current assets*	18	—	3,695
Other current assets*	21	58,750	93,001
Cash and cash equivalents**	22	3,808,609	3,926,067
Trade receivables and accrued income	20	1,542,459	1,425,156
Held-to-maturity	17	30,879	27,360
Due from related parties-current	35	10,012	7,414
		5,450,709	5,482,693

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

** Cash on hand is excluded from cash and cash equivalents.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2013	2012
Receivable from subscribers	1,400,226	1,297,268
Receivables from distributors and other operators	126,128	111,704
Other	26,117	23,598
	1,552,471	1,432,570

The aging of trade receivables and due from related parties as at 31 December 2013 and 2012:

	2013	2012
Not past due	1,356,666	1,221,828
1-30 days past due	97,673	82,852
1-3 months past due	43,610	58,878
3-12 months past due	54,522	69,012
	1,552,471	1,432,570

Impairment losses

The change in allowance for trade receivables and due from related parties as at 31 December 2013 and 2012 is as follows:

	2013	2012
Opening balance	392,852	327,435
Impairment loss recognized	79,465	62,431
Amounts written-off	(77,569)	(15,857)
Effect of change in foreign exchange rate	(70,731)	18,843
Closing balance	324,017	392,852

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.            Financial instruments (continued)

Credit risk (continued)

Impairment losses (continued)

The impairment loss recognized of $79,465 for the year ended 31 December 2013 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (31 December 2012: $62,431).

Trade receivables and due from related parties are reserved in an allowance account until the Group can determine that the amounts are no longer collectible. When this becomes probable the Group reverses the allowance and writes-off the receivable.

Liquidity risk

Current cash debt coverage ratio as at 31 December 2013 and 2012 is as follows:

	2013	2012

Cash and cash equivalents	3,808,708	3,926,215
Current liabilities	2,019,869	2,351,493
Current cash debt coverage ratio	189%	167%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.    Financial instruments (continued)

Liquidity risk (continued)

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	31 December 2013							31 December 2012
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	months	years	years	Years
Non-derivative financial liabilities

Secured bank loans	24,997	(29,122)	(789)	(20,969)	(1,474)	(3,856)	(2,034)	28,234	(32,430)	(2,321)	(20,707)	(1,616)	(4,302)	(3,484)
Unsecured bank loans	1,515,310	(1,589,578)	(482,931)	(353,497)	(378,943)	(374,207)	—	1,656,496	(1,724,444)	(824,381)	(240,263)	(240,304)	(407,521)	(11,975)
Finance lease liabilities	21,094	(25,294)	(2,974)	(245)	(2,479)	(6,582)	(13,014)	20,436	(24,687)	(3,109)	(497)	(2,450)	(5,824)	(12,807)
Trade and other payables*	475,154	(478,608)	(474,462)	—	(4,146)	—	—	534,433	(538,275)	(523,621)	—	(10,183)	(4,471)	—
Bank overdraft	237	(237)	(237)	—	—	—	—	—	—	—	—	—	—	—
Due to related parties	42,278	(42,300)	(42,300)	—	—	—	—	55,614	(55,654)	(55,654)	—	—	—	—
Consideration payable in relation to acquisition of Belarusian Telecom	69,054	(100,000)	—	—	—	—	(100,000)	76,413	(100,000)	—	—	—	—	(100,000)

Derivative financial liabilities
Option contracts	994	(994)	(994)	—	—	—	—	1,477	(1,477)	(1,477)	—	—	—	—
TOTAL	2,149,118	(2,266,133)	(1,004,687)	(374,711)	(387,042)	(384,645)	(115,048)	2,373,103	(2,476,967)	(1,410,563)	(261,467)	(254,553)	(422,118)	(128,266)

* Advances taken, license fees, taxes and withholding payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.       Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2012
	USD	EUR
Foreign currency denominated assets
Due from related parties-current	2,161	99
Trade receivables and accrued income	21,972	36,643
Other current assets	9,468	1,814
Cash and cash equivalents	1,039,442	1,174
	1,073,043	39,730
Foreign currency denominated liabilities
Loans and borrowings-non current	(522,323)	(15,327)
Other non-current liabilities	(90,986)	—
Loans and borrowings-current	(727,659)	(13,778)
Trade and other payables	(154,054)	(19,963)
Due to related parties	(717)	(198)
	(1,495,739)	(49,266)
Net exposure	(422,696)	(9,536)

	31 December 2013
	USD	EUR
Foreign currency denominated assets
Other non-current assets	194	2,131
Due from related parties-current	3,263	87
Trade receivables and accrued income	25,538	38,506
Other current assets	8,298	3,399
Cash and cash equivalents	660,426	377
	697,719	44,500
Foreign currency denominated liabilities
Loans and borrowings-non current	(619,155)	(15,764)
Other non-current liabilities	(82,900)	—
Loans and borrowings-current	(734,031)	(14,010)
Trade and other payables	(150,760)	(19,194)
Due to related parties	(188)	(129)
	(1,587,034)	(49,097)
Net exposure	(889,315)	(4,597)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.       Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012

USD/TL	1.9094	1.7913	2.1343	1.7826
EUR/TL	2.5390	2.3119	2.9365	2.3517
USD/BYR	8,883	8,326	9,510	8,570
USD/UAH	7.9930	7.9912	7.9930	7.9930

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH, BYR against the following currencies as at 31 December 2013 and 2012 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2013	2012

USD	88,932	42,270
EUR	632	1,258

10% weakening of the TL, UAH, BYR against the following currencies as at 31 December 2013 and 2012 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2013	2012

USD	(88,932)	(42,270)
EUR	(632)	(1,258)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.       Financial instruments (continued)

Interest rate risk

As at 31 December 2013 and 2012 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 December 2013		31 December 2012
		Effective Interest	Carrying	Effective interest	Carrying
	Note	Rate	Amount	rate	Amount
Fixed rate instruments
Time deposits	22
USD		3.4%	661,527	3.3%	1,036,748
EUR		1.8%	1,101	1.3%	2,639
TL		9.9%	2,922,068	8.3%	2,630,214
Other		5.0%	16,851	2.0%	9,051
Held-to-maturity securities	17
Corporate securities TL		10.7%	23,204	9.7%	22,769
Finance lease obligations	26
USD		1.6%	(769)	3.9%	(1,970)
EUR		3.4%	(20,325)	3.4%	(18,407)
TL		—	—	10.2%	(59)
Unsecured bank loans	26
USD fixed rate loans		5.0%	(223,052)	4.3%	(598,484)
TL fixed rate loans		9.9%	(153,942)	10.0%	(103,009)
Secured bank loans	26
BYR fixed rate loans		11.9%	(6,042)	10.9%	(7,634)
USD fixed rate loans		—	—	4.3%	(3,514)
Restricted cash	21
TL		6.5%	43,078	5.0%	51,578
USD		—	—	3.95%	3,500
Variable rate instruments
Held-to-maturity securities	17
Corporate securities TL		11.3%	7,675	11.8%	4,591
Secured bank loans	26
EUR floating rate loans		7.5%	(18,955)	7.8%	(17,086)
Unsecured bank loans	26
USD floating rate loans		2.8%	(1,138,316)	3.4%	(955,003)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.       Financial instruments (continued)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 December 2013 would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2013 and 2012.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2013
Variable rate instruments	(5,540)	5,540	—	—
Cash flow sensitivity (net)	(5,540)	5,540	—	—
31 December 2012
Variable rate instruments	(4,786)	4,786	—	—
Cash flow sensitivity (net)	(4,786)	4,786	—	—

Fair values

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

	Fair values
	31 December	31 December	Fair Value
	2013	2012	hierarchy	Valuation Techniques

Option contracts used for hedging	(994)	(1,477)	Level 2	Quoted bid prices in financial institutions
Consideration payable in relation to acquisition of Belarusian Telecom	(69,054)	(76,413)	Level 3	Net present value (*)

There were no transfers between Level 1 and 2 in the period.

(*) Payment of $100,000 is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2020 (31 December 2012: the first quarter of 2020). Discount rate of 6.1% is used for the net present value calculation of the nominal $100,000 contingent payment (31 December 2012: 3.8%).

Relationship of unobservable inputs to fair value is the higher the discount rate, the lower the fair value.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.       Financial instruments (continued)

Fair values (continued)

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, the directors consider that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

The categories of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required) are stated below:

		31 December 2013		31 December 2012
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value

Assets carried at amortized cost
Other non-current assets**	18	—	—	3,695	3,695
Due from related parties-short term	35	10,012	10,012	7,414	7,414
Trade receivables and accrued income*	20	1,542,459	1,542,459	1,425,156	1,425,156
Other current assets**	21	58,750	58,750	93,001	93,001
Held-to-maturity	17	30,879	30,879	27,360	27,360
Cash and cash equivalents***	22	3,808,708	3,808,708	3,926,215	3,926,215
		5,450,808	5,450,808	5,482,841	5,482,841

Liabilities carried at amortized cost
Loans and borrowings-long term	26	(716,150)	(716,150)	(619,196)	(619,196)
Bank overdrafts	22	(237)	(237)	—	—
Loans and borrowings-short term	26	(845,251)	(845,251)	(1,085,970)	(1,085,970)
Trade and other payables****	30	(475,154)	(475,154)	(534,433)	(534,433)
Due to related parties	35	(42,278)	(42,278)	(55,614)	(55,614)
		(2,079,070)	(2,079,070)	(2,295,213)	(2,295,213)

* Includes non-current trade receivables amounting to $247,823 (31 December 2012: $216,149).

** Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

***Cash and cash equivalents are the only level 1 item on above stated tables, all other items are level 2.

**** Advances taken, taxes, withholdings payable and accruals are excluded from trade and other payables.

The methods used in determining the fair values of financial instruments are discussed in Note 4.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.       Financial instruments (continued)

Fair values (continued)

Fair value hierarchy (continued)

Reconciliation of Level 3 fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring base is stated below.

	Consideration payable in relation to acquisition of Belarusian Telecom	Financial liability in relation to put option	Total
Balance as at 1 January 2012	60,180	(10,094)	50,086
Total gains or losses:
in profit or loss	16,233	(643)	15,590
Total recognition in equity	—	10,737	10,737
Balance as at 31 December 2012	76,413	—	76,413

On 26 August 2013, the non-controlling interest put option granted to Belarusian Government became exercisable for a three month period. However; the Belarusian Government did not exercise the put option and the put option expired on 26 November 2013. As a result the Group derecognized the financial liability related to the non-controlling put option on 26 November 2013.

Consideration payable in relation to acquisition of Belarusian Telecom
Balance as at 1 January 2013	76,413
Total gains or losses:
in profit or loss	(7,359)
Balance as at 31 December 2013	69,054

32.       Operating leases

The lease contracts, which mainly comprise leases of radio, transmission, office and internet capacity, expire on various dates. The Group does not have right to purchase the leased asset at the end of the lease period. Price escalation clauses of renewal conditions in operational lease agreements differ according to various conditions.

The future minimum lease payments under non-cancellable leases are as follows:

	2013	2012
Less than one year	38,001	43,794
Between one and five years	44,079	59,446
More than five years	8,320	12,617
	90,400	115,857

Payments recognized as an expense

	2013	2012	2011
Minimum lease payments	323,019	313,443	271,347

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

33.       Guarantees and purchase obligations

As at 31 December 2013, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $463,695 (31 December 2012: $385,045). Payments for these commitments are going to be made in a 7-year period.

As at 31 December 2013, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totaling to TL 3,177,947 (equivalent to $1,488,988 as at 31 December 2013) (31 December 2012: TL 2,854,366 equivalent to $1,601,238 as at 31 December 2012).

34.  Commitments and Contingencies

Onerous contracts

The Company won the tender regarding the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) with Ministry of Transport, Maritime Affairs and Communications on 13 January 2013. The Company is liable to complete the construction for a predetermined amount in TL while the most of the expenditures are in foreign currencies. The appreciation in the foreign exchange rates in 2013 caused the unavoidable costs of meeting the obligations to exceed the economic benefits expected to be received from this contract. Therefore; the Company accrued a provision amounting to $24,611 for the difference between unavoidable costs and benefits expected to be received for this onerous contract. However, the Company also increased the foreign currency denominated bank deposits position within the period of undertaking the project in order to hedge against the currency risk associated with the contract and additionally recognized foreign exchange gains over these deposits as a result of the appreciation in the foreign exchange rates in the consolidated financial statements for the year ended 31 December 2013.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.       Commitments and Contingencies (continued)

License Agreements (continued)

Turkcell: (continued)

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.       Commitments and Contingencies (continued)

License Agreements (continued)

Turkcell: (continued)

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

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $50,462 as at 31 December 2013) and interest amounting to TL 68,276 (equivalent to $33,564 as at 31 December 2013) till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The Council of State rejected the Company’s request for the correction of the decision.

On 26 August 2013, the Company filed a lawsuit before ICC against Undersecretariat of Treasury. The lawsuit is still pending.

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

In accordance with the 3G License Agreement, the Company must cover the population within the borders of all metropolitan municipalities and borders of all cities and municipalities in three and six years, respectively. Moreover, the Company must cover the population in all settlement areas with a population higher than 5,000 and 1,000 within eight and ten years, respectively following the effective date of the IMT 2000/UMTS License agreement.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.       Commitments and Contingencies (continued)

License Agreements (continued)

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

Astelit:

Astelit owns two GSM activity licenses, one for GSM-900 and one for GSM-1800.  At 31 December 2013, Astelit owned 24 GSM-900, GSM-1800, CDMA and microwave Radiorelay frequency use licenses, which are regional and national.  In addition to the GSM licenses, Astelit owns two licenses for fixed local phone connections and wireless access using the D-AMPS standard.  According to the licenses, Astelit must adhere to state sanitary regulations to ensure that the equipment used is not hazardous to the population and does not emit harmful electro-magnetic emissions.  Licenses require Astelit to inform authorities of the start/end of operations within three months and changes in the incorporation address within 30 days.  Also, Astelit must present all the required documents for inspection by the National Commission for the State Regulation of Communications and Informatization (NCRCI) by their request.  The NCRCI may suspend the operations of Astelit for a limited or an unlimited period if necessary due to the expiration of the licenses, upon mutual consent, or in the case of a violation of the terms regarding the use of radio frequencies.  If such a violation is determined, the Ukrainian Telecommunications Authority will notify Astelit of the violations and will set the deadline for recovery.  If the deadline is not met, the licenses may be terminated.

One of Astelit’s D-AMPS licenses expired on 1 January 2013; two other D-AMPS licenses have been annulled as of February 28, 2013 upon Astelit’s request  (they expire in 2016 and 2017, respectively) due to the absence of radio frequencies for D-AMPS standard, which were transferred to CDMA-800 technology.  According to legislation, licenses may be voluntarily annulled only upon operator’s request.  As a result of the annulment, Astelit no longer owns the licenses for the local fixed line phone connection with wireless access using the D-AMPS standard.  In addition, the NCRCI has not agreed to prolong the acting license of Astelit for the activity on providing international and inter-city telecommunication services, which was valid until 17 June 2013.  Astelit obtained a court decision which obliged the NCRCI to prolong the above-mentioned license and eventually such license was prolonged by NCRCI for a five-year period (until June 2018).

Inteltek:

Inteltek, following an international bidding process, signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football games. The Central Betting System Contract was scheduled to expire on 30 March 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.       Commitments and Contingencies (continued)

License Agreements (continued)

Inteltek: (continued)

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

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, having the same terms and conditions with the latest contracts signed with Spor Toto which took effect on 1 March 2008. At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract and both contracts were to be valid for one year almost until the operation started as a result of the new tender.

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting games based on sports competitions. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to operate the fixed odds and paramutual betting games based on sports competitions for the next ten years. New commission rate, which is 1.4% of the takings arising from the operation of the fixed odds and paramutual betting games based on sports competitions (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009. As of December 31, 2013, Inteltek has a letter of guarantee of TL 159,752 (equivalent to $ 74,850 as at 31 December 2013) (31 December 2012: TL 159,752 equivalent to $ 89,617 as at 31 December 2012) provided to Spor Toto.

Inteltek has a mobile agency agreement with Spor Toto, receiving the rights to assign mobile sub agencies to operate the fixed odds and paramutual betting games based on sports competitions. Inteltek has mobile agency commission revenue by applying commission rate between % 2.24 - % 3.62 of mobile agency turnover after deducting VAT and Gaming Tax. As of 31 December 2013, Inteltek has a letter of guarantee of TL 26,679 (equivalent to $ 12,500 as at 31 December 2013) (31 December 2012: TL 8,913 equivalent to $ 5,000 as at 31 December 2012) provided to Spor Toto for mobile agency agreement. The targeted payout is 50% of the turnover balance including VAT. The fact that Inteltek is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

License Agreements (continued)

Kibris Telekom: (continued)

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

Starting from 1 January 2013, Azerinteltek has been authorized for 3 years regarding the sales of Lottery tickets by Azerlotereya.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GmbH and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”).

The initial Access and Interconnection Regulation became effective when it was first issued by the ICTA on 23 May 2003, on 14 June 2007 and 8 September 2009, two subsequent Access and Interconnection Regulations were issued by the ICTA which repealed the previous Regulation. As of the date of this report, the Access and Interconnection Regulation dated 8 September 2009 (the “Regulation”) is still in effect.

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

In accordance with the Regulation, the Company entered into access and interconnection agreements with 51 different operators.

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

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic. On the other hand, ICTA regulates “Standard Interconnection Tariffs” for domestic traffic.

As at 31 December 2013, the management believes that the Group is in compliance with the above mentioned license and interconnection agreements’ conditions and requirements in all material respects.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

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

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages regarding principle, overdue interest and late payment fee, amounting to TL 11,970 (equivalent to $5,608 as at 31 December 2013) covering the period from August 2005 until October 2005. Expert reports and supplementary expert reports which are obtained for the lawsuit, affirm justification of the Company.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to TL 23,726 (equivalent to $11,117 as at 31 December 2013) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and February 2007 amounting to TL 6,836 (equivalent to $3,203 as at 31 December 2013) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to call termination fees (continued)

On 28 September 2011, the Court decided in favor of the Company for all consolidated cases. The Court decided that Turk Telekom should pay to the Company in total TL 42,597 (equivalent to $19,958 as at 31 December 2013) plus VAT and Special Communication Tax (“SCT”) composed of principle amounting to TL 36,502 (equivalent to $17,103 as at 31 December 2013), interest and penalty amounting to TL 6,095 (equivalent to $2,856 as at 31 December 2013). The Court also decided that Turk Telekom should pay interest, penalty, VAT and SCT calculated for the principal from date of case to the payment date. Turk Telekom appealed the decision. The Company replied this appeal request. The Court of Cassation reversed the first instance court’s decision. The Company applied for the correction of the decision. The correction of the decision process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute on Turk Telekom transmission lines leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Differences in the total nominal rent for the concerned period amounting to TL 29,125 (equivalent to $13,646 as at 31 December 2013) have been accrued by Turk Telekom and deducted from the receivables of the Company. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,416 as at 31 December 2013) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $14,088 as at 31 December 2013).

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

Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $43,042 as at 31 December 2013) and the Company netted off the whole amount from the receivables from Turk Telekom as at 31 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom transmission lines leases (continued)

Additionally, a lawsuit was commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $10,953 as at 31 December 2013), overdue interest of TL 3,092 (equivalent to $1,449 as at 31 December 2013) and delay fee of TL 1,925 (equivalent to $902 as at 31 December 2013), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. The expert report is in favor of the Company. The Company increased its claim from Turk Telekom by TL 2,100 (equivalent to $984 as at 31 December 2013). The Court decided to obtain a supplementary expert report from the same expert committee. The supplementary expert report supports the Company’s arguments. The Court decided to obtain another supplementary expert report from the same expert committee. The second supplementary expert report is delivered to the Company and this report is also in favor of the Company. The Court decided to obtain another expert report from a new expert committee. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute regarding the fine applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $3,267 as at 31 December 2013) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State dismissed the lawsuit. The Company appealed the decision. The Plenary Session of Administrative Law Divisions of the Council of State rejected the Company’s request for appeal. The Company applied for the correction of the decision. The correction of the decision process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $3,267 as at 31 December 2013) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit. Thereupon the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company also appealed this decision. Council of State reversed the judgment of the Instance Court. Local Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by the Competition Board (continued)

The Company also appealed this decision. Council of State accepted the Company’s stay of order requests at appeal phase. Council of State reversed the judgment of the Instance Court again. The Inheritance and Charges Tax Office applied for the correction of the decision. The Company replied this request.  The correction of the decision process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities

The Competition Board decided to initiate an investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules. On 23 December 2009, Competition Board decided that the Company violates competition rules in GSM and mobile marketing services and fined the Company amounting to TL 36,072 (equivalent to $16,901 as at 31 December 2013). The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $12,676 as at 31 December 2013) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. The lawsuit is still pending.

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $469 as at 31 December 2013), with reservation of further claims, on the ground that the Company violated the competition. During the judgment, Avea increased its request of material compensation to TL 5,000 (equivalent to $2,343 as at 31 December 2013) and in addition requested TL 1,000 (equivalent to $469 as at 31 December 2013) for non-pecuniary damages. The Court decided to separate these requests and to reject the lawsuits demanding compensation and moral damages. Avea appealed the case. The Company has submitted its response to appeal. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement (continued)

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

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $10,224 as at 31 December 2013). On 7 April 2004, the Company made the related payment with its accrued interest. On 3 January 2005, with respect to the Council of State’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $10,224 as at 31 December 2013).

On 22 July 2010, the Company initiated a lawsuit against ICTA for the compensation of TL 7,111 (equivalent to $3,332 as at 31 December 2013) and accrued interest for the total amount of the damage of the Company between the period when the Company made the payment and ICTA returned the same amount to the Company as the result of the stay of execution decision. The Court partially accepted the lawsuit and decided that ICTA should pay TL 6,505 (equivalent to $3,048 as at 31 December 2013) to the Company with the accrued interest. On 15 April 2013, ICTA paid TL 6,505 (equivalent to $3,048 as at 31 December 2013) with its accrued interest amounting to TL 1,596 (equivalent to $748 as at 31 December 2013) to the Company. ICTA appealed the decision. Thereupon, the Company replied to this request and also appealed the parts of the decision that The Court rejected against the Company. The Council of State rejected ICTA’s request for the stay of execution during the appeal process. Appeal process is still pending.

Although payment was received from ICTA, the Court decision is not finalized. Therefore, it is not virtually certain that an inflow of economic benefits will arise, and no income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute regarding the fine applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $1,878 as at 31 December 2013) for misinforming the Authority and TL 374 (equivalent to $175 as at 31 December 2013) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $1,540 as at 31 December 2013) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 22 September 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution requests and the Company objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. The Company appealed the decisions. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal processes are pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding of the fine applied by ICTA on pricing applications of the Company (continued)

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute regarding the fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $25,051 as at 31 December 2013) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA on 25 March 2009. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $18,788 as at 31 December 2013) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the stay of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the stay of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $18,788 as at 31 December 2013) on 27 January 2011. On 3 May 2011, the Court rejected the case. Council of State rejected the Company’s stay of order request at appeal phase. Appeal process is pending. The Company appealed the decision and paid back TL 40,100 (equivalent to $18,788 as at 31 December 2013) to ICTA on 6 October 2011.

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $21,660 as at 31 December 2013) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

ICTA notified the Company on 23 November 2011, to pay the amount of TL 13,367 (equivalent to $6,263 as at 31 December 2013) which is the unpaid portion arising from the 25% cash discount of the administrative fine amounting to TL 53,467 (equivalent to $25,051 as at 31 December 2013) that was imposed for applying tariffs above the upper limits. The Company filed a lawsuit on 23 December 2011 for stay of execution and for the annulment of this process. The Court accepted the request of the Company for stay of execution. ICTA objected to the decision but the objection is rejected. The Court decided in favor of the Company. ICTA appealed the decision and the Company replied this request. The Council of State rejected ICTA’s request for stay of execution during the appeal process. Appeal process is still pending.

On 20 February 2012, payment order has been sent to the Company by the Tax Office. On 24 February 2012, the Company filed a lawsuit for cancellation of the payment order. The Court accepted the request of the Company for stay of execution. The Tax Office objected to the decision but the objection is rejected. The Court decided in favor of the Company. The Tax Office appealed the decision and the Company replied this request. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the additional request regarding unpaid portion arising from the 25% discount of the administrative fine is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

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

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute on Special Communication Taxation regarding prepaid card sales

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $62,605 as at 31 December 2013) and TL 139,101 (equivalent to $65,174 as at 31 December 2013) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above.

On 28 February 2011, Tax Amnesty Law has been approved by the President of Republic of Turkey. The Company applied to the Ministry of Finance related to the Tax Amnesty Law on 27 April 2011. According to Tax Amnesty Law, special communication tax and penalty was calculated as TL 26,723 (equivalent to $12,521 as at 31 December 2013) and TL 27,820 (equivalent to $13,035 as at 31 December 2013) for the years 2005 and 2006, respectively. In addition, late payment interest was calculated as TL 11,164 (equivalent to $5,231 as at 31 December 2013) and TL 8,900 (equivalent to $4,170 as at 31 December 2013) for the years 2005 and 2006, respectively. The aforementioned amounts were paid on 30 June 2011. The Company applied to the Tax Court to withdraw from the lawsuits according to Tax Amnesty Law due to the aforementioned payment. The courts decided that it is not necessary to declare a judgment on merits for the lawsuit.

On 24 June 2011, Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 11,238 (equivalent to $5,265 as at 31 December 2013) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the period of January-February 2007. The Company applied to the Ministry of Finance on 13 July 2011 in order to benefit from the Tax Amnesty. According to Tax Amnesty Law, special communication tax and interest was calculated as TL 2,248 (equivalent to $1,053 as at 31 December 2013) and TL 842 (equivalent to $395 as at 31 December 2013) respectively. The aforementioned amounts were paid on 29 July 2011.

Large Taxpayer Office levied Special Communication Tax and tax penalty on the Company in the amount of TL 211,056 (equivalent to $98,888 as at 31 December 2013) principal and TL 316,583 (equivalent to $148,331 as at 31 December 2013) totaling to TL 527,639 (equivalent to $247,219 as at 31 December 2013) based upon the claim, stated on Tax Investigation Reports prepared for the years 2008-2012, that the Company should pay Special Communication Tax over the prepaid card sales made by the distributors. The Company filed lawsuit before the Tax Courts for the cancellation of that aforementioned tax and tax penalty demand. After the lawsuit is filed, the Company applied to settlement procedure.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.           Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation regarding prepaid card sales (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013.

Carrying international voice traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $14,867 as at 31 December 2013).

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $8,434 as at 31 December 2013) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $6,433 as at 31 December 2013) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. The decision has been approved by the Council of State, Plenary Session of the Chamber for Administrative Divisions. ICTA applied for the correction of the decision. The correction of the decision process is still pending. On 6 June 2012, the Company initiated a lawsuit against ICTA for the amount of TL 5,783 (equivalent to $2,710 as at 31 December 2013) for its damages occurred between the period when the Company made the payment and collected back. The lawsuit is still pending.

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $211,278 as at 31 December 2013) of which TL 219,149 (equivalent to $102,680 as at 31 December 2013) is principal and TL 231,782 (equivalent to $108,599 as at 31 December 2013) is interest charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 53,160 (equivalent to $24,907 as at 31 December 2013) and accrued interest amounting to a nominal amount of TL 98,920 (equivalent to $46,348 as at 31 December 2013) in the consolidated financial statements as at and for the year ended 31 December 2013.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

Carrying international voice traffic (continued)

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $80,450 as at 31 December 2013) and accepted the request amounting to TL 279,227 (equivalent to $130,828 as at 31 December 2013). The Company appealed the decision. Also, Turk Telekom appealed the decision. The Court of Cassation cancelled the decision. The Company and Turk Telekom applied for the correction of the decision. Supreme Court decided to reject both sides’ correction of the decision requests. The Court of First Instance decided to comply with the Supreme Court’s ruining decision and decided to order a new expert examination. The lawsuit is still pending.

Disputes with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $1,542 as at 31 December 2013) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek has not paid the requested amount.

Spor Toto, on behalf of GDYS, initiated a declaratory lawsuit against Inteltek. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $715 as at 31 December 2013) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision and applied for the correction of the decision. Both requests of GDYS were rejected and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $1,542 as at 31 December 2013) and its overdue interest accrual amount of TL 1,894 (equivalent to $887 as at 31 December 2013) in September 2007. Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,099 as at 31 December 2013) principal and TL 966 (equivalent to $453 as at 31 December 2013) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the Court decided in favor of Inteltek. The appeal and the correction of decision requests of Spor Toto were rejected and the decision is finalized.

Principal amounting to TL 2,345 (equivalent to $1,099 as at 31 December 2013) and accrued interest amounting to TL 3,376 (equivalent to $1,582 as at 31 December 2013) was recognized as income in the consolidated financial statements as at and for the period ended 31 December 2012.

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

The Company applied to the Tax Office for the refund of the interest charge amounting TL 6,609 (equivalent to $3,097 as at 31 December 2013) which was miscalculated after the settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. Tax Office rejected the Company’s request, and the Company filed a lawsuit with the same claim.  Upon the refusal of this request, the Company filed a lawsuit for the cancellation of this administrative act. Moreover, on 9 February 2009, the Company filed another lawsuit for the cancellation of the aforementioned interest charge.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements (continued)

The Court rejected the case filed for the cancellation of the administrative act regarding the refusal of the application of the Company. The Company appealed the decision. The Council of State approved the decision. The Company applied for the correction of the decision. The correction of the decision process is still pending.

On the other lawsuit, the Court rejected the case. Subsequently the Company appealed the case. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute on Iranian GSM tender process

The Company has initiated an arbitration case against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments and demanded its sustained loss, on 11 January 2008 at the arbitration court which is established pursuant to the UNCITRAL arbitration rules. The oral hearing was held in February 2013. The second oral hearing was held in September 2013. The arbitration process is still pending.

Dispute on Turk Telekom transmission tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,137 (equivalent to $3,812 as at 31 December 2013) including interest. The expert report given to Court is in favor of the Company. The Court ruled to obtain supplementary expert report. Supplementary expert report is also in favor of the Company. The Court ruled to obtain a new expert report. The expert report is in favor of the Company. The Court accepted the case. Turk Telekom appealed the decision. The Company replied this appeal request. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute on the decision of CMB regarding audit committee member

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $6 as at 31 December 2013) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s stay of execution request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision. Council of State rejected the injunction request of the First Instance Court’s decision. Council of State rejected the stay of execution request of the Company. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on mobile number portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The Plenary Session of Administrative Law Divisions of the Council of State approved the First Instance Court’s decision. The Company applied for correction of the decision. The correction of the decision process is still pending.

Dispute on Turk Telekom interconnection costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the Company claiming that the Company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $5 as at 31 December 2013) with its accrued interest starting from 2001 and TL 10 (equivalent to $5 as at 31 December 2013) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing traffic volume of Turk Telekom and subscriber lost derived from this action. On 6 April 2011, the Court decided to reject the case. Turk Telekom appealed the decision. The Company replied the appeal request. The Court of Cassation approved the decision. Turk Telekom applied for the correction of the decision. The Company replied to this request. The correction of the decision process is still pending.

On 22 August 2011, Turk Telekom initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $469 as at 31 December 2013) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. Expert report supports the Company’s arguments. The Court decided to obtain a supplementary report from the same committee. Also the supplementary expert report supports the Company’s arguments. Turk Telekom objected to the report. The Court rejected the case in favor of the Company. Turk Telekom appealed the decision. The Company replied to this request. The appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute on Avea interconnection costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $469 as at 31 December 2013) monetary compensation by reserving its right for surpluses. During the judgment, Avea increased its request to TL 47,000 (equivalent to $22,021 as at 31 December 2013). The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its completed expert report to the Court, which is in favor of the Company. The Court decided to have an additional expert report. The additional expert report submitted by the committee is against the Company. The Court decided to obtain another expert report from a new expert committee. The new expert report is in favor of the Company and was submitted to the file. The lawsuit is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.           Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Avea interconnection costs

On 25 April 2011, Avea initiated another lawsuit with the same grounds mentioned above claiming compensation for its losses between November 2009 and January 2010. Avea claimed TL 40,000 (equivalent to $18,742 as at 31 December 2013) for its material compensation by reserving its rights for surpluses. The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its report, which is in favor of the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Avea on 4 November 2010. The court dismissed both cases.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute on campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $15,034 as at 31 December 2013). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, the Company benefited from the early payment option with a 25% early payment discount and paid TL 24,066 (equivalent to $11,276 as at 31 December 2013) on 1 August 2008. On 10 November 2010, the Court decided to reject the case. The Company appealed the decision. The State of Council rejected the Company’s request for the stay of execution of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute on payment request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $7,098 as at 31 December 2013) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. The appeal process is still pending.

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the discounts which are paid over the treasury share and ICTA fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $24,014 as at 31 December 2013).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $21,613 as at 31 December 2013) and interest accrued amounting to TL 5,020 (equivalent to $2,352 as at 31 December 2013) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $2,401 as at 31 December 2013) and interest accrued amounting to TL 558 (equivalent to $261 as at 31 December 2013) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $24,014 as at 31 December 2013) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,387 as at 31 December 2013) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.           Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment on the Company is not obliged to pay TL 3,320 (equivalent to $1,556 as at 31 December 2013) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The arbitral tribunal partially accepted the Company’s claims and decided that the Company is not obliged to pay TL 885 (equivalent to $415 as at 31 December 2013). The Company applied to arbitral tribunal for correction and interpretation of the award. The arbitral tribunal rejected this application. ICTA filed a lawsuit for cancellation of the in favor parts of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. In the lawsuit initiated by the ICTA, the court decided to obtain an expert report and the expert report which has been submitted to the Court is in favor of Turkcell. The Court decided to obtain an additional expert report from the same committee. Both of the lawsuits are still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $2,300 as at 31 December 2013) together with the penalty of TL 12,171 (equivalent to $5,703 as at 31 December 2013) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $2,300 as at 31 December 2013) together with the penalty of TL 12,171 (equivalent to $5,703 as at 31 December 2013) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

The Company filed a lawsuit before ICC on 27 January 2012 claiming the contradiction to law of the penalty of TL 12,171 (equivalent to $5,703 as at 31 December 2013) calculated over allegedly unpaid TL 4,909 (equivalent to $2,300 as at 31 December 2013) treasury share. ICC Arbitration Court decided in favor of the Company, accepting all its claims. ICTA filed a lawsuit for cancellation of the final award in the Ankara Civil Court of First Instance.  The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.             Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006 (continued)

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008, requested treasury share of TL 72,527 (equivalent to $33,982 as at 31 December 2013) and conventional penalty of TL 205,594 (equivalent to $96,329 as at 31 December 2013). The Company paid TL 1,535 (equivalent to $719 as at 31 December 2013) of the aforementioned amount.

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $33,262 as at 31 December 2013) and conventional penalty of TL 205,594 (equivalent to $96,329 as at 31 December 2013) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

The Company filed a lawsuit before ICC on 12 January 2011 regarding the allegedly underpaid treasury share payments over certain revenue items as discussed in the Treasury Controller’s Report dated 30 May 2010, and corresponding purported penalty in amount of TL 205,594 (equivalent to $96,329 as at 31 December 2013). The Company requested the Arbitral Tribunal to award that TL 68,365 (equivalent to $32,032 as at 31 December 2013) of the total amount requested in the Treasury Controller’s Report has either been paid or is the subject matter of other arbitration cases. The Company further requested the Tribunal to declare that the request for treasury share payment of the remaining TL 4,163 (equivalent to $1,951 as at 31 December 2013) is unfounded, together with a declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report. Finally, the Company requested the Tribunal to award that it is not obliged to pay the requested penalty and declare that penalty cannot be accrued where the basis of the penalty request is disputed. On 18 March 2013, the Tribunal awarded that the Company is not obliged to pay TL 1,351 (equivalent to $633 as at 31 December 2013) of the remaining amount requested by the Treasury (the Company’s relief sought for treasury share payment of TL 2,812 (equivalent to $1,318 as at 31 December 2013) requested over SIM card and equipment sales abroad was rejected), declared that the Company is not obliged to pay penalty in amount of TL 205,594 (equivalent to $96,329 as at 31 December 2013); but dismissed (without prejudice) the requests for declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report, and that penalty cannot be accrued where the basis of the penalty request is disputed. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed two separate lawsuits for cancellation of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. The Court has decided to consolidate the lawsuits under the lawsuit filed by Undersecretariat of Treasury and the Ministry of Transport. The Court decided to appoint an expert committee for examination of the file. The lawsuits are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.           Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 - 2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $750 as at 31 December 2013) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Undersecretariat of Treasury and Turkish Ministry of Transport, Maritime Affairs, and Communications due to making benefit from aforementioned amount.

ICC decided partially in favor of the Company in March 2012 and ordered that deductions committed by the Company between the years 2006 - 2010 from the Treasury Share are rightful, and ICTA should refund TL 1,371 (equivalent to $642 as at 31 December 2013) paid by the Company in this respect as Treasury Share and ICTA fee and reject the Company’s claim to refund TL 273 (equivalent to $128 as at 31 December 2013) paid as ICTA fee between 2006 - 2008. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed a lawsuit for cancellation of the Final Award. The lawsuit initiated by ICTA has been consolidated by the court with the lawsuit initiated by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications. The court rejected both lawsuits. ICTA and Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements prepared as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $31,955 as at 31 December 2013). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment notification and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled decision of the Ministry of Industry and Trade on 8 June 2010. Ministry of Industry and Trade appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision. The Local Court made a decision in line with the reversal decision of Council of State and rejected the case. The Company appealed the decision. The appeal process is still pending.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $31,955 as at 31 December 2013) with respect to the decision of Ministry of Industry and Trade. The Court decided to accept the case. Tax Administration appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision request.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.           Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Ministry of Industry and Trade (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute of Astelit with its distributor

One of Astelit’s distributors filed a lawsuit against Astelit claiming a compensation in the amount of HRV 106,443 (equivalent to $13,317 as at 31 December 2013), which is allegedly the sum of advance payment for undelivered goods. According to the commission agreement, signed between parties, the payment terms are 30 days after delivery date (net of distributor’s commission). The distributor violated the conditions of agreement and did not pay in time. Therefore Astelit made a counterclaim for the recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,415 as at 31 December 2013).

Dispute passed through all the instances twice. On 26 March 2012, the High Commercial Court of Ukraine approved the previous positive decision for Astelit counterclaim.

Enforcement document was submitted to the State Enforcement Service. According to Ukrainian Legislation, the distributor had a right to appeal the decision before Supreme Court of Ukraine within three months from the date of judgment of the High Commercial Court of Ukraine. However, the distributor is not conducting economic activity for a long period of time and has not appealed the decision.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute of Astelit related to withholding tax on interest expense

Ukrainian Tax Administration sent a tax notice to Astelit stating that withholding tax rate on interest expense for the loan agreement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation between Ukraine and the Netherlands, Astelit paid withholding tax at 2%. Astelit filed a suit to cancel tax notice, which imposed Astelit to pay additional HRV 11,651 (equivalent to $1,458 as at 31 December 2013). The Administrative Court accepted the case in favor of Astelit. On 10 March 2011, the Appeal Court of Kyiv approved the decision. Ukrainian Tax Administration appealed the decision. The High Administrative Court of Ukraine postponed the date of the hearing. The Court has not set the date of next hearing yet.

Based on the management opinion, provision amounting to HRV 27,089 (equivalent to $3,389 as at 31 December 2013) is set for the risks belonging to years 2009, 2010, 2011 and 2012 in the consolidated financial statements as at and for the period ended 31 December 2013 (31 December 2012: $3,389).

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS campaign

The Company and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.           Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS campaign (continued)

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $569 as at 31 December 2013) and tax penalty of TL 1,822 (equivalent to $854 as at 31 December 2013) and VAT amounting to TL 874 (equivalent to $410 as at 31 December 2013) and tax penalty of TL 1,315 (equivalent to $616 as at 31 December 2013). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. The appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Lawsuit initiated by Mep Iletisim ve Dis Ticaret AS

On 31 December 2008, Mep Iletisim ve Dis Ticaret AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $29,986 as at 31 December 2013) due to the applications of the Company and requested TL 1,000 (equivalent to $469 as at 31 December 2013) and remaining amount to be reserved. An expert report from committee of experts appointed by the Court has been submitted to the Court. The Court decided to obtain a supplementary report from the same committee. In the supplementary expert report submitted to the file by the committee, the damages amounting to TL 64,000 (equivalent to $29,986 as at 31 December 2013) claimed by Mep Iletisim ve Dis Ticaret A.S. was calculated as TL 16,700 (equivalent to $7,825 as at 31 December 2013). Mep Iletisim ve Dis Ticaret AS increased its claim and demanded TL 16,700 (equivalent to $7,825 as at 31 December 2013) from the Company. The Court decided to obtain an expert report together with the second lawsuit consolidated to this file. The amount of MEP’s damages was estimated as TL 18,800 (equivalent to $8,809 as at 31 December 2013) in the expert report. The Court has decided to obtain another expert report about brand valuation from a new committee. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain and a reliable estimate of the amount of the obligation, if any, cannot be made; thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

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

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $7,337 as at 31 December 2013) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.           Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decisions of ICTA on tariff plans (continued)

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $376 as at 31 December 2013) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $282 as at 31 December 2013) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the stay of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

ICTA decided to apply an administrative penalty in the amount of TL 26,483 (equivalent to $12,408 as at 31 December 2013) to the Company on 22 September 2010 as a result of an investigation initiated related to a tariff plan. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 19,862 (equivalent to $9,306 as at 31 December 2013) was paid on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the stay of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The Court rejected the case. The Company appealed the decision and also demanded the stay of execution of the decision along with this appeal request. The administrative fine in the amount of TL 19,862 (equivalent to $9,306 as at 31 December 2013) was refunded to ICTA on 30 January 2014 and the reimbursement procedure, which should be made to the subscribers, has also been started again. The appeal process is still pending.

Amount to be reimbursed to the subscribers, according to the decision of ICTA, is calculated as TL 13,432 (equivalent to $6,293 as at 31 December 2013) for the year 2010 and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2010. Reimbursement to subscribers was made in February 2011 amounting to TL 7,137 (equivalent to $3,344 as at 31 December 2013). As a result of the aforementioned Court decision for the stay of execution dated 17 February 2011, the Company decided not to reimburse remaining TL 6,295 (equivalent to $2,949 as at 31 December 2013). Ankara 14th Administrative Court rejected the case on 13 December 2012 and the Company appealed the decision.

In the consolidated financial statements as at and for the year ended 31 December 2013, provisions amounting to TL 19,862 (equivalent to $9,306 as at 31 December 2013) and TL 26,716 (equivalent to $12,517 as at 31 December 2013) are recognized for the administrative fine which was imposed by ICTA and for the amounts which have not been reimbursed to the subscribers yet (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.           Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $188 as at 31 December 2013) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service is not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $141 as at 31 December 2013) as fine on 7 September 2010.

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

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.           Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Competition Board regarding the business practices with distributors (continued)

On 9 June 2011 Competition Board clarified its decision that the Company violates competition rules in GSM market and fined the Company amounting to TL 91,942 (equivalent to $43,078 as at 31 December 2013). On 8 December 2011, the Company filed a lawsuit for annulment of the decision. The Company has requested a stay of execution for the Competition Board decision. The Council of State accepted the request of the Company for stay of execution for the part of the Competition Board decision fining the Company amounting to TL 91,942 (equivalent to $43,078 as at 31 December 2013) but rejected the request for the parts of the decision determining that the Company abused its dominant position with its practices subject to the Competition Board decision and have to end the violation. The Competition Board objected to the decision. The Company objected to the decision for the rejected part. The lawsuit is still pending. The Plenary Session of Administrative Law Divisions of the Council of State cancelled the stay of execution decision and decided to send the file back to the First Instance Court to be examined with respect to the reasons related to the basis of the Competition Board’s decision. Upon this decision, The Council of State rejected the Company’s stay of execution request. The Company objected to the decision. The lawsuit is still pending.

On 9 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for cancellation of the payment order on 13 March 2012. The Court accepted the Company’s stay of execution request until the Tax Office’s legal argument is submitted to the Court. Upon submission of the Tax Office’s legal argument to the Court, the Court rejected the request of the Company for stay of execution. The Company objected to the Court’s decision. The objection was dismissed. The Company requested a stay of execution for the second time but the Court rejected the request. The Company objected to the Court’s decision, but the objection was dismissed. Subsequently, the Court accepted the lawsuit and cancelled the payment order. The Company’s deposit amounting to TL 91,942 (equivalent to $43,078 as at 31 December 2013) is blocked by the Tax Office with respect to the payment order. Tax Office appealed the decision. The Company replied the appeal request. The appeal process is still pending.

Pamuk Elektronik, a former dealer of the Company whose contract have been terminated, initiated a lawsuit against the Company on 19 December 2011 claiming TL 2,100 (equivalent to $984 as at 31 December 2013) by reserving its rights for surpluses on the ground that the Company caused that damage by unjust termination of the contract and actions which are stated in the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $43,078 as at 31 December 2013) administrative fine to the Company. The Company replied in due time. On 19 April 2012, the court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. Pamuk Elektronik appealed the case. The Company submitted its answer to the appeal. The Court of Cassation approved the decision of the First Instance Court. Pamuk Elektronik applied for the correction of the decision. The company shall reply to the correction of decision of the plaintiff.

Dogan Dagitim AS filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 (equivalent to $51,766 as at 31 December 2013) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $43,078 as at 31 December 2013) administrative fine to the Company. The lawsuit is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.           Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Competition Board regarding the business practices with distributors (continued)

Mep Iletisim ve Dis Ticaret AS which is in liquidation filed a lawsuit against the Company on 30 July 2012 claiming TL 1,200 (equivalent to $562 as at 31 December 2013) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $43,078 as at 31 December 2013) administrative fine to the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Mep Iletisim ve Dis Ticaret AS on 31 December 2008.

Mobiltel Iletisim Hizmetleri Sanayi ve Ticaret AS (“Mobiltel”) filed a lawsuit against the Company on 17 August 2012 claiming TL 500 (equivalent to $234 as at 31 December 2013) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $43,078 as at 31 December 2013) administrative fine to the Company and that Mobiltel was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The lawsuit is pending.

Avea filed a lawsuit against the Company on 31 October 2012 claiming TL 1,000 (equivalent to $469 as at 31 December 2013) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $43,078 as at 31 December 2013) administrative fine to the Company. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligations are less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

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

On 13 January 2011, ICTA decided to impose administrative fine to the Company amounting to TL 8,016 (equivalent to $3,756 as at 31 December 2013) for making some subscribers suffer and TL 2,004 (equivalent to $939 as at 31 December 2013) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $3,521 as at 31 December 2013) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The Courts dismissed both cases. The Company appealed both cases. The State of Council rejected the Company’s stay of execution requests, during the appeal process. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.             Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by ICTA regarding breaching confidentiality of personal data and relevant legislation which is launched by ICTA

ICTA decided to launch preliminary investigation on breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping. ICTA authorities made an on-site inspection in July 2010. On 22 September 2010, ICTA decided to launch an investigation against the Company for detailed examination of the matter. Information and documents requested by ICTA were submitted to the ICTA. In January 2011, investigation report was sent to the Company. The Company submitted its written defense within the due date. ICTA, with its decision which was delivered to the Company on 6 June 2011, decided to impose an administrative fine to the Company amounting to TL 11,225 (equivalent to $5,259 as at 31 December 2013). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,418 (equivalent to $3,944 as at 31 December 2013) was paid on 5 July 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution requests at appeal phase. The appeal process is still pending.

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

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $48,095 as at 31 December 2013) and interest amounting to TL 68,276 (equivalent to $31,990 as at 31 December 2013) till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The Council of State rejected the Company’s request for the correction of the decision.

On 26 August 2013, the Company filed a lawsuit before ICC against Undersecretariat of Treasury. The Arbitral Tribunal decided to hold a Case Management Conference on 13 March 2014. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.             Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on treasury share in accordance with the amended license agreement (continued)

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. On 10 March 2009, the Court rejected the case. The Company appealed the decision.  The Plenary Session of Administrative Law Divisions of the Council of State decided to approve the decision of the First Instance Court. The Company applied for the correction of the decision. The correction of the decision process is still pending.

Dispute on ICTA fee payment based on the amended license agreement

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $1,879 as at 31 December 2013) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. The Council of State reversed the decision with the reason that the case shall be settled by arbitration. ICTA applied for the correction of the decision. The correction of the decision process is still pending.

The Company received the related principal amount of TL 4,011 (equivalent to $1,879 as at 31 December 2013) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. Upon the reversal decision of the Council of State, ICTA re-claimed the aforementioned amount which returned to the Company in accordance with the first instance court decision. The Company paid back the aforementioned amount with its accrued interest on 24 January 2013.

On the other hand, as the interest was not paid with the payment that ICTA made on 8 February 2010, the Company initiated a lawsuit on 17 March 2010, for the accrued interest amounting to TL 3,942 (equivalent to $1,847 as at 31 December 2013) for the time being devoid of the amount which was paid to the ICTA. The Court decided in favor of the Company for the part of TL 1,392 (equivalent to $652 as at 31 December 2013) of the compensation request. ICTA appealed the decision. The Company also appealed the decision’s rejected part. The appeal process is still pending. The Company received the aforementioned amount on 18 May 2011 and recorded as income in the consolidated financial statements as at and for the year ended 31 December 2011. Upon the re-pay request of the ICTA, the Company paid back the aforementioned amount on 24 January 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.             Commitments and Contingencies (continued)

Legal Proceedings (continued)

Penalty issued to Turkcell Superonline regarding trenching activities

On 13 January 2011 and 28 October 2011 Ankara Municipality issued penalties of TL 8,863 (equivalent to $4,153 as at 31 December 2013) and TL 235 (equivalent to $110 as at 31 December 2013) to Turkcell Superonline related to trenching activities.

Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalties. Request of Turkcell Superonline regarding stay of execution was rejected. Turkcell Superonline objected the decision. The objections related to penalty issued on 13 January 2011 amounting to TL 8,863 (equivalent to $4,153 as at 31 December 2013) were also rejected by Regional Administrative Court. In addition, Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalty which was issued on 28 October 2011 amounting to TL 235 (equivalent to $110 as at 31 December 2013); request of Turkcell Superonline regarding execution of suspension was rejected.

The case that is filed before the Ankara Administrative Courts for the annulment of penalties has been concluded. According to the decision which has been notified to Turkcell Superonline on 31 July 2012, penalties amounting to TL 9,098 (equivalent to $4,263 as at 31 December 2013) have been cancelled by the court. Ankara Metropol Municipality appealed the decision.

Order of payment notified to Turkcell Superonline according to universal service fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 (equivalent to $558 as at 31 December 2013) for insufficient payments made by Superonline Uluslararasi for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders. Based on the management decision, TL 1,203 (equivalent to $564 as at 31 December 2013) was paid on 7 December 2011 with its accrued interest. On 21 December 2011, based on the scope of Share Purchase Agreement, Turkcell Superonline sent a notice in order to receive payment from Demir Toprak Ith.Ihr. ve Tic. AS, Sınai ve Mali Yatirimlar Holding AS and Endustri Holding AS. No payment has been received as of 31 December 2013. Said payment shall be reimbursed in case of execution of suspension or the Court’s decision in favor of Turkcell Superonline. On 28 November 2012, two of the said order of payments, each amounting to TL 330 (equivalent to $155 as at 31 December 2013) and TL 450 (equivalent to $211 as at 31 December 2013) have been cancelled in favor of Turkcell Superonline which were notified on 23 January 2013 and 28 January 2013, respectively. The said cancellation decisions are appealed by Beykoz Tax Administration. Also, the case of order of payment, amounting to TL 354 (equivalent to $166 as at 31 December 2013), was rejected. The notification of this decision was received on 19 July 2013 and Turkcell Superonline appealed the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.             Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $3,036 as at 31 December 2013) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision.

Supreme Court of Appeal reversed the judgment of the Local Court. The Company has applied for the correction in terms of justification of the decision for the Supreme Court’s reversal decision. Avea has also applied for the correction of the decision. Supreme Court rejected the request for correction of the decision of Avea, and partially accepted the Company’s demand. On 13 December 2011, the Local Court decided to accept the lawsuit again. The Company appealed the decision. The Court of Cassation decided to approve the decision of the First Instance Court. The Company applied for the correction of the decision. The correction of the decision process is still pending.

The Company has paid the principal of TL 6,480 (equivalent to $3,036 as at 31 December 2013), late payment interest of TL 5,103 (equivalent to $2,391 as at 31 December 2013) and related fees of TL 524 (equivalent to $246 as at 31 December 2013) on 30 March 2009.

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

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.           Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $4,177 as at 31 December 2013). The arbitration processes are still pending. The arbitral tribunal decided to extend arbitration process until 8 October 2013. T-Medya has confirmed its payables subject to the case with a letter of undertaking, which was presented to the Company in February 2013. The Company presented the letter of undertaking to the arbitral tribunal and requested the decision. The arbitral tribunal decided to extend arbitration process until 8 November 2013. The arbitral tribunal accepted the cases and decided T-Medya to pay TL 7,527 (equivalent to $3,527 as at 31 December 2013)  together with the interest that will occur until the actual payment of the subject amount to the Company.

The bad debt reserve for the receivable amount of TL 6,418 (equivalent to $3,007 as at 31 December 2013) for T-Medya has been reversed in the consolidated financial statements of the Company as at and for the year ended 31 December 2013 with respect to the letter of undertaking given by T-Medya.

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

ICTA notified the Company on 26 January 2012, to impose an administrative fine amounting to TL 6,847 (equivalent to $3,208 as at 31 December 2013). Since the administrative fine was paid on 24 February 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

Investigation initiated by ICTA regarding number portability

On 26 January 2011, ICTA launched an investigation regarding “rejection of number portability requests” and “compatibility of reasons to those rejections with Number Portability Regulation”. On 23 May 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within due the date.

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 981 (equivalent to $460 as at 31 December 2013) for acting incompatibility to the “rejection of number portability requests” and TL 2,004 (equivalent to $939 as at 31 December 2013) for giving false information the Authority. Since the administrative fine was paid on 25 January 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.           Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

On 9 March 2011, ICTA opened an investigation upon a complaint of a consumer regarding the Company’s mischarging of data tariffs. On 6 June 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645 (equivalent to $771 as at 31 December 2013). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 1,234 (equivalent to $578 as at 31 December 2013) was made on 1 November 2011. The Company filed a lawsuit on 2 December 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution request has been rejected. The Company objected to the decision. The Regional Ankara Administrative Court rejected the objection. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution requests at appeal phase. The appeal process is still pending.

Investigation initiated by ICTA regarding the Company’s compatibility to ICTA’s regulations and decisions

On 17 February 2011, ICTA launched an investigation on compatibility of the Company to the regulation: “Terms and Conditions on Updating Subscribers Records and Subscription Processes of End Users”, and ICTA’s decision on limitation of number of subscriptions, dated 27 October 2009. On 23 March 2011, ICTA carried out an inspection in the Company. On 26 September 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date. According to the decision taken by ICTA on 21 March 2012, the Company was fined a total amount of TL 8,173 (equivalent to $3,829 as at 31 December 2013) for not complying with aforementioned and relevant regulations. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 6,129 (equivalent to $2,872 as at 31 December 2013) was paid on 5 June 2012.

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

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,442 (equivalent to $5,361 as at 31 December 2013). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 (equivalent to $4,021 as at 31 December 2013) is paid in total on 15 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the request of the Company for stay of execution. The Company objected to the decision. The objection was dismissed. The court rejected the lawsuit. The Company appealed the decision. The Council of State rejected the Company’s request for stay of execution during the appeal process. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.           Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector” (continued)

On the other hand, ICTA, with its decision which was notified to the Company on 1 February 2013, imposed another administrative fine amounting to TL 1,000 (equivalent to $469 as at 31 December 2013) about the Company’s practices regarding the “subscription cancellation procedure”. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 750 (equivalent to $351 as at 31 December 2013) is paid in total on 15 March 2013. On 1 April 2013, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court decided to analyze the Company’s stay of execution request after ICTA submits its plea of defense. The Court rejected the Company’s request for stay of execution. The Company objected to this decision. The objection was rejected. The lawsuit is pending.

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

On 26 June 2012, ICTA decided to impose administrative fine to the Company amounting to TL 1,809 (equivalent to $848 as at 31 December 2013) with the reasons that the Company has not given priority to the failures and has not given the requested information for the investigation in due time.

Investigation of ICTA regarding access failures on emergency call services (continued)

Since the administrative fine was paid within 1 month beginning from the notification of the decision of ICTA, 25% discount was applied and TL 1,357 (equivalent to $636 as at 31 December 2013) was paid on 3 October 2012. The Company filed two lawsuits on 5 November 2012 for the stay of execution and cancellation of the decision. The Court rejected the Company’s stay of execution demand on the file opened for the cancellation of the administrative fine which was imposed to the Company with the reason that the Company has not given priority to fix the failures. The Company objected to the decision, but objection was rejected. In the other lawsuit, initiated for the cancellation of the administrative fine which was imposed to the Company for not giving the requested information for the investigation in due time, the Court rejected the Company’s stay of execution request. The Company objected to the decision. The objections were rejected. The Court rejected the case which was initiated for the cancellation of the administrative fine, imposed to the Company for not giving priority to the access failures; occurred related to the calls which were sent to 112 emergency number. The Company appealed the decision. The appeal process is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.          Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA regarding “Atlas of Places Only Turkcell Covers” distributed with Tempo magazine

On 2 November 2011, ICTA decided to initiate an investigation regarding “Atlas of Places Only Turkcell Covers” which locations marked on the map of Turkey with “only” Turkcell coverage. ICTA decided to evaluate the advertisement whether the public and consumers are being misinformed or not.

On 21 March 2012, Investigation Report was submitted to the Company. The Company submitted its defense statement to ICTA within the due date. ICTA, with its decision which was notified to the Company on 6 August 2012, decided to impose an administrative fine amounting to TL 1,635 (equivalent to $766 as at 31 December 2013). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 1,226 (equivalent to $574 as at 31 December 2013) was paid on 4 September 2012. The Company filed a lawsuit on 2 October 2012 for stay of execution and for the annulment of the decision. The court rejected the stay of execution request. The company objected the decision. The objection was rejected. The court rejected the lawsuit. The Company appealed the decision. The appeal process is still pending.

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Turk Telekom to collect TL 1,777 (equivalent to $833 as at 31 December 2013) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007 - February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff.

The Court decided in favor of the Company on 23 March 2011. Turk Telekom appealed the decision and the Company replied the appeal request. The Court of Cassation approved the decision of the First Instance Court. Turk Telekom applied for the correction of the decision. The Company replied this request. The Court of Cassation rejected the correction of the decision request and the decision is finalized.  Upon the finalization of the Court decision and the Company’s request, Turk Telekom has paid 4,337 TL (equivalent to $2,032 as at 31 December 2013) to the Company on 1 November 2013, and it is accounted in the consolidated financial statements as at and for the year ended 31 December 213.

The Company filed an enforcement proceeding on 12 May 2011 against Turk Telekom to collect TL 11,511 (equivalent to $5,393 as at 31 December 2013) including principal amounting to TL 8,024 (equivalent to $3,760 as at 31 December 2013), overdue interest amounting to TL 2,343 (equivalent to $1,098 as at 31 December 2013) and late payment fee amounting to TL 1,144 (equivalent to $536 as at 31 December 2013) which has been collected by Turk Telekom within the period of March 2008 - March 2010 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. Turk Telekom objected the enforcement proceeding and the enforcement proceeding has been held. The Company filed a lawsuit for cancellation of objection on 13 September 2011 against Turk Telekom. The Court decided to obtain an expert report for calculating the claim. The expert report is in favor of the Company. The Court accepted the lawsuit during the hearing held on 26 November 2013 and decided that Turk Telekom should refund the amounts subject to this case to the Company with its default interest and 10 % delay penalty and Turk Telekom should also pay the compensation for the unrightful objection to the execution proceeding which is equal to 40 % of the capital in the amount of TL 3,209 (equivalent to $1,504 as at 31 December 2013) to the Company. Turk Telekom appealed the decision. The Company replied this request. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.           Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to numbers beginning with 444 (continued)

Turk Telekom, filed thirteen enforcement proceedings to collect the total amount of TL 31,682 (equivalent to $14,844 as at 31 December 2013) composed of principle, overdue interest and delay fee which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” and videocall, data reconciliation and 118-32 service invoice costs for periods of April 2010-November 2011. The Company objected the enforcement proceedings. Turk Telekom filed eight nullity of objection lawsuits for the eight enforcement proceedings claiming the total amount of TL 21,359 (equivalent to $10,007 as at 31 December 2013) composed of principle, overdue interest and delay fee with enforcement proceeding denial compensation which is 40% of the receivable balance. Upon examination of three of the lawsuits, the First Instance Court decided to consolidate the lawsuits under the first lawsuit initiated by Turk Telekom. The court decided to obtain expert reports in two lawsuits. The expert reports are in favour of the Company. The court decided to obtain supplementary expert reports. The supplementary expert reports are also in favour of the Company. On the other hand, in the first lawsuit initiated by Turk Telekom, the court decided to obtain an expert report. Two of the lawsuits are rejected in favor of the Company; however the other cases are still pending. Turk Telekom appealed those aforementioned two cases. The Company replied this request.  The Court decided to consolidate two of the lawsuits, which were filed for the period of September 2011 and October 2011, with the first case.

On 7 December 2011, Turk Telekom initiated a lawsuit on the ground that the Company did not direct the calls in form of “444 XX XX” to Turk Telekom and terminated at its own network and requested TL 1,000 (equivalent to $469 as at 31 December 2013) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. Expert report is in favor of the Company. The Court decided to obtain a supplementary expert report. The expert report is partially in favor of the Company. The case is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to Volume-Based Discount Agreement

The Company and Turk Telekom have signed the “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. However, Turk Telekom did not apply the discount for the period between January-April 2011. The Company filed a lawsuit on 23 February 2012 to collect TL 4,530 (equivalent to $2,122 as at 31 December 2013) including principal, overdue interest and delay fee which has been overly collected by Turk Telekom within the period of January-April 2011 in contravention of the rules of “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. At the hearing dated 18 December 2012 the court decided in favor of the Company for the part of TL 640 (equivalent to $300 as at 31 December 2013) and rejected the remaining part. The Company appealed the decision’s rejected part and Turk Telekom appealed the decision’s accepted part. The Company replied the appeal request of Turk Telekom. The Court of Cassation approved the first instance court’s decision. The Company applied to the correction of the decision. The correction of the decision process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

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

Considering extensive business dealings of both companies in the United States and due to the allegations that MTN breached rules of international law, the lawsuit has been filed in United States District Court for the District of Columbia. The lawsuit has been withdrawn in order for filing it at another jurisdiction.

The Company filed a lawsuit against MTN based on the same allegations before the South Gauteng High Court, Johannesburg, Republic of South Africa. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with ICTA regarding annual radio utilization fees

The Company filed a lawsuit before ICC in April 2012, claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on annual utilization fees deducted from the prepaid subscribers and return of overpaid TL 5,852 (equivalent to $2,742 as at 31 December 2013) treasury share for the period between August 2011 and February 2012. The Tribunal has partially accepted the case in favor of the Company and awarded that the Company is entitled to receive overpaid treasury share amounting TL 4,100 (equivalent to $1,921 as at 31 December 2013) together with simple legal interest. Two lawsuits one by ICTA, and one by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications were filed for cancellation of the Final Award. The Court decided to obtain an expert report in the case filed by Undersecretariat of Treasury and the Ministry of Transport. The lawsuit is still pending. The case filed by ICTA has been dismissed.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

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

Investigation of the Competition Board regarding vehicle tracking services

The decision of the Competition Board based on a preliminary investigation dated 2 April 2008, on which there are no findings of an infringement of competition rules, regarding exclusive vehicle tracking services of the Company, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the issue. The preliminary investigation report has been sent to the Company on 31 July 2012 and the investigation took place as on-site examinations and inspections. The Company has submitted all its written defenses to the Competition Board within due dates and an oral hearing has been requested to submit Company’s further defences. After defense proceedings, the Competition Board decided that the Company infringed competition rules by exclusive practices on vehicle tracking services business field and imposed a fine amounting TL 39,727 (equivalent to $18,614 as at 31 December 2013). The decision was pronounced 20 December 2013. The reasoned judgment has not been delivered to the Company yet and term of litigation and the payment period has not been started yet.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.           Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding base stations

Istanbul Regional Directorate of ICTA, has decided to impose an administrative fine to the Company in the amount of TL 2,057 (equivalent to $964 as at 31 December 2013), on the ground that the measurement reports of 484 base stations was not submitted to the ICTA by the Company in the 30-day period pursuant to the regulations, after commissioning of systems are activated. The Company filed a lawsuit on 25 April 2008 for stay of execution and for the annulment of the decision. The court rejected the lawsuit. The Company appealed the decision. The Council of State reversed the first instance court’s decision on the ground that Istanbul Regional Directorate of ICTA has not been authorized to impose aforementioned administrative fine. The Court of First Instance decided to accept the lawsuit in accordance with the reversal decision of The Council of State. ICTA appealed the decision. The Company replied the appeal request. The appeal process is still pending.

Then the ICTA gave the same decision with the Regional Directorate gave before and imposed an administrative fine to the Company in the amount of TL 2,057 again (equivalent to $964 as at 31 December 2013) pursuant to the regulations in force in the relevant time by its decision which was notified to the Company on 5 December 2012. The Company filed a lawsuit for stay of execution and for the annulment of the decision. The Court rejected the Company’s request. The Company objected to the decision. The objection was also rejected.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,542 (equivalent to $722 as at 31 December 2013) was paid on 3 January 2013.

Inspection Regarding ICTA decision on automatically renewed periodic services

The Company has been inspected in order to determine whether it operates in accordance to former decisions of ICTA Board on automatically renewed periodic services. The report regarding the inspection has been sent to the Company on 30 October 2012. The Company has submitted its written and oral defence within due dates. After defence proceedings, ICTA decided that the Company didn’t send the mandatory messages to the subscribers in most of the automatically renewed periodic services and imposed a fine amounting TL 1,666 (equivalent to $781 as at 31 December 2013). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,250 (equivalent to $586 as at 31 December 2013) was paid on 22 February 2013.

Tax penalty as a result of tax investigation regarding deduction of Investment Incentive in Corporate Tax Base Calculation of the year 2007

Investment incentive amount taken into consideration for 2007 fiscal years’ corporate tax calculations were investigated by Fiscal authority. It is mandatory that aforementioned exclusions driven from investment expenditures which reduce corporate tax base shall be in economic and technical integrity with investments which began before the date of 31 December 2005. As a result of the tax investigation, it was assessed that the investment expenditures which are not included in Investment Incentive Certificate numbered 4559 were a part of our general network investments; therefore it was claimed that these mentioned expenditures should be considered as unrelated with the investment projects in progress as of 31 December 2005. As a result, it was claimed that those certain amounts of investment expenditures should not be taken into account in order to reduce corporate tax base. Tax investigation report, notices for tax assessment amounting TL 14,548 (equivalent to $6,816 as at 31 December 2013) and related penalty amounting TL 21,822 (equivalent to $10,224 as at 31 December 2013) were notified to the Company on 27 December 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.           Commitments and Contingencies (continued)

Legal Proceedings (continued)

Tax penalty as a result of tax investigation regarding deduction of Investment Incentive in Corporate Tax Base Calculation of the year 2007 (continued)

On 24 April 2013, the Company reconciled with fiscal authority to pay tax assessment with 30% of discount amounting TL 10,184 (equivalent to $4,772 as at 31 December 2013) and related interest amounting TL 11,156 (equivalent to $5,227 as at 31 December 2013). Tax penalty amounting TL 21,822 (equivalent to $10,224 as at 31 December 2013) was nullified. Total amount was paid on 24 May 2013.

Based on the management opinion, the Company had accrued a provision amounting to TL 29,874 (equivalent to $13,997 as at 31 December 2013) in the consolidated financial statements prepared as at and for the year ended 31 December 2012. After the reconciliation with the fiscal authority provision amounting to TL 8,534 (equivalent to $3,999 as at 31 December 2013) has been recorded as income in the consolidated financial statements as at and for the year ended 31 December 2013.

Dispute on termination of agreements with A-Tel

The Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between Turkcell and A-Tel, a company dealing with distribution and sale of the prepaid lines and owned equally by Turkcell and SDIF as of 31 December 2013, have been terminated by Turkcell effective from 1 August 2012. After this termination, SDIF filed a lawsuit and reserving its rights for surpluses, requested TL 131,880 (equivalent to $61,791 as at 31 December 2013) compensation and interest to be calculated from 1 August 2012, for its alleged loss occurred from termination of the agreements.

Additionally, SDIF requested provisional seizure to prevent transfer of Turkcell shares in A-Tel to third parties. The court, after holding first examination, rejected provisional request of SDIF. The lawsuit is still pending. SDIF by its letter dated 4 July 2013 has notified A-Tel that it has transferred its 50% of shares in A-Tel to Media Holdings AS, Bilgin Holding AS, Bilgin Yayincilik AS and Onay Sevket Bilgin on 4 July 2013. On the same day, those shares have been transferred to Bilgin Holding AS. SDIF also declared that it has assigned its rights out of the court case to Bilgin Holding AS. The Court rejected the case on the procedural grounds. Bilgin Holding A.Ş. and SDIF have appealed the court decision. The Company replied to this appeal request. The appeal process is still pending.

Bilgin Holding A.S. initiated a lawsuit against the Company, members of board of directors and general assembly representatives of the Company, claiming TL 100 (equivalent to $47 as at 31 December 2013) together with the legal interest occurred as of 31 August 2012 for alleged fund losses of A-Tel as a result of the termination of the Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between A-Tel and the Company. The lawsuit is still pending.

Administrative fine imposed by the ICTA regarding international tariffs and campaigns

ICTA performed an investigation regarding all international tariffs and campaigns in 2011. As a result of the investigation, ICTA has decided to impose two administrative fines totaling to TL 825 (equivalent to $387 as at 31 December 2013) to the Company; for not clearly stating the names of the tariff packages on the consumer invoices and for presenting inaccurate and misleading information to ICTA. In the aforementioned decision, ICTA also initiated a further investigation on the Company’s international roaming practices. Decisions of ICTA regarding the administrative fines were notified to the Company on 22 February 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 619 (equivalent to $290 as at 31 December 2013) was paid on 22 March 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding notification of campaigns

ICTA pursued an investigation on whether the Company is abiding by the legislation on the procedures regarding notification of campaigns to ICTA or not. The investigation was initiated on 2 February 2012. ICTA found out that the Company did not comply with the afore-mentioned notification procedures in 6 campaigns and imposed an administrative fine of 736 TL (equivalent to $345 as at 31 December 2013). Decision of ICTA regarding the administrative fine was notified to the Company on 9 May 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 552 (equivalent to $259 as at 31 December 2013) was paid on 7 June 2013.

The allegation of deficient treasury share payment and the penalty imposed

The Treasury Controller’s Board under the Undersecretariat of Treasury, for the period of 1 January 2009 — 31 December 2009 and 10 March 2006 — 31 December 2008, requested additional treasury share payment in the amount of TL 16,387 (equivalent to $7,678 as at 31 December 2013) by alleging that the Company paid the treasury share deficient in accordance with the 2G Concession Agreement. The Company has objected to the amount of TL 16,121 (equivalent to $7,553 as at 31 December 2013) of the requested amount on the ground that it was contrary to the Concession Agreement, and paid the remaining portion of it with reservation. ICTA by its letter dated 1 August 2013, imposed a penalty in the amount of TL 47,648 (equivalent to $22,325 as at 31 December 2013) according to the Concession Agreement over the Treasury Share amount which was alleged that was paid deficient by the Company. Undersecretariat of Treasury revised the unpaid treasury share amount as TL 16,062 (equivalent to $7,526 as at 31 December 2013) by its letter dated 16 August 2013 and consequently ICTA by its letter dated 4 September 2013 revised the amount of penalty as TL 47,505 (equivalent to $22,258 as at 31 December 2013).

The Company requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of treasury share of TL 16,062 (equivalent to $7,526 as at 31 December 2013) and the penalty of TL 47,505 (equivalent to $22,258 as at 31 December 2013) until the end of the case to be filed before ICC Arbitration Court. The Court accepted the Company’s request.  ICTA and Undersecretariat of Treasury and the Ministry of Transport objected the decision of the Court. The Court rejected ICTA’s objections. ICTA and Undersecretariat of Treasury and the Ministry of Transport appealed the decision. The appeal process is still pending.

ICTA also by its letter dated 5 August 2013 requested additional contribution share payment in the amount of TL 382 (equivalent to $179 as at 31 December 2013) for the period of 1 January 2009 — 31 December 2009 and 10 March 2006 — 31 December 2008 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. ICTA by its letter dated 13 September 2013 has revised the amount of additional contribution share payment as TL 381 (equivalent to $179 as at 31 December 2013) and requested it to be paid. The Company requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of contribution share until the end of the case to be filed before ICC Arbitration Court. The Court accepted the Company’s request. ICTA objected the decision of the Court. The Court rejected ICTA’s objections.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

The allegation of deficient treasury share payment and the penalty imposed (continued)

The Company commenced a lawsuit on 2 October 2013 before ICC, claiming that the Company is not obliged to pay treasury share in the amount of TL 16,062 (equivalent to $7,526 as at 31 December 2013) and contribution share in the amount of TL 381 (equivalent to $179 as at 31 December 2013) requested based on the Treasury Auditors Board Report relating the Company’s Treasury Share calculations during 1 January 2009 - 31 December 2009 in respect of the 2G Concession Agreement, which was revised by the letter of Undersecretariat of Treasury dated 16 August 2013 and conventional penalty in the amount of TL 47,505 (equivalent to $22,258 as at 31 December 2013) requested by the letter of ICTA dated 20 August 2013. The Arbitral Tribunal decided to hold a Case Management Conference on 8 April 2014. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013.

The Treasury Controller’s Board under the Undersecretariat of Treasury requested additional treasury share payment, for the period of 30 April 2009 — 31 December 2009, in the amount of TL 1,193 (equivalent to $559 as at 31 December 2013) by alleging that the Company paid the treasury share deficient in accordance with the 3G Concession Agreement. The Company has objected the amount of TL 1,184 (equivalent to $555 as at 31 December 2013) of the requested amount on the grounds that it was contrary to the Concession Agreement, and paid the remaining portion of it, with reservation. The Company filed a lawsuit; for the cancellation of the Undersecretariat of Treasury’s administrative act, which is related to the additional treasury share request of the Undersecretariat of Treasury and the Treasury Report which is the legal basis of that aforementioned administrative act; against Undersecreteriat of Treasury, ICTA and Ministry of Transportation, Maritime Affairs and Communications before the Council of State. The case is still pending.

ICTA by its letter dated 1 August 2013 imposed a penalty in the amount of TL 3,119 (equivalent to $1,461 as at 31 December 2013) according to the Concession Agreement over the Treasury Share amount which was alleged that was paid deficient by the Company.

The Company filed a lawsuit against ICTA and Undersecretariat of Treasury for the cancellation of ICTA’s decision which is the legal basis of the aforementioned penalty, before the Council of State.

ICTA also by its letter dated 5 August 2013 requested additional contribution share payment according to the 3G Concession Agreement in the amount of TL 28 (equivalent to $13 as at 31 December 2013) for the period of 30 April 2009 — 31 December 2009 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. The Company filed a lawsuit against ICTA before the Council of State, for the cancellation of ICTA’s decision and administrative act related to ICTA’s additional contribution payment request. The case is still pending.

The total amount of TL 5,195 (equivalent to $2,434 as at 31 December 2013) mentioned on the letters of ICTA dated 1 August 2013 and 5 August 2013, were paid to ICTA on 12 September 2013 and recognized as expense in the consolidated financial statements as at and for the year ended 31 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation Initiated by Competition Authority for Exclusive Agreements for the Base Station Areas

The decision of the Competition Board based on a preliminary investigation dated 22 April 2009, on which there are no findings of an infringement of competition rules, regarding Company’s exclusive agreements for the areas where base stations are erected, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the issue. The notification of the investigation has been received by the Company on 16 August 2013. The Company has submitted its first written defense and additional information requested within due dates. Competition Board decided to extend investigation period for additional 2 months.

Permission request made to Spor Toto regarding the change of Inteltek’s shareholder structure

Intralot Integrated Lottery Systems & Services (“Intralot SA”), one of the shareholders of Inteltek, notified Inteltek regarding the plan of share transfer and merger transactions in Intralot group. Inteltek requested a written permission from Spor Toto Directorate on 30 January 2013 within the frame of Article 18/2 of “Agreement on Assigning Fixed Odds and Joint Betting Games Based on Sports Competition to Legal Persons described on Private Law” dated 29 August 2008 and signed between Inteltek and Spor Toto. As a result of the “implied rejection” of Inteltek’s permission request by Spor Toto, Inteltek filed a lawsuit for the cancellation and the stay of execution of this implied rejection. The Court has decided to reject the lawsuit because of the lack of competence. Inteltek appealed the decision. The appeal process is still pending.

Dispute with Fokus Insaat ve Turizm San. Tic. AS

Ankara Incity Fiber Optic Cabling Infrastructure Implementation contract was signed by Fokus İnsaat ve Turizm San. Tic. AS. (“Fokus”) and Turkcell Superonline. Fokus cancelled the contract and initiated a lawsuit for damages on 24 April 2013. Fokus requested TL 10,636 (equivalent to $4,983 as at 31 December 2013) for the unpaid fee of the completed works and also TL 24,997 (equivalent to $11,712 as at 31 December 2013) for the work order given jobs together with the applicable past-due interest. Additionally, it is stated that TL 53,756 (equivalent to $25,187 as at 31 December 2013) is reserved for revenue loss. For this lawsuit, exchange of petitions are completed.

Turkcell Superonline initiated a lawsuit against Fokus Insaat ve Turizm San. Tic. A.S. (“Fokus”) because of unjust termination of the agreement and obstinacy. Total value of this action of debt is TL 9,324 (equivalent to $4,369 as at 31 December 2013), Fokus takes motion for enlargement of time to plead to the charge.

The request of joinder of Turkcell Superonline is accepted.. Lawsuits which litigate against both sides are consolidated. For this lawsuit, replication was presented on 27 February 2014 by Turkcell Superonline.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2013.

The Lawsuit Filed By Turkish Wrestling Federation against the Commercials of the Company

Turkish Wrestling Federation filed a lawsuit against the Company to recover its damages in the amount of TL 2,500 (equivalent to $1,171 as at 31 December 2013) on the grounds that the Company caused its damage by using the name “Turkiye Gures Federasyonu” and “Turkish Wrestling Federation” on the Company’s commercials without taking its permission. The Court decided to obtain an expert report. The expert report is in favour of the Company. Wrestling Federation objected to the report. The Court rejected the case in favour of the Company. The reasoned judgment hasn’t been delivered to the Company yet.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on International Roaming Calls

ICTA decided to initiate an investigation after an inspection regarding Company’s international roaming tariffs and campaigns, on 23 January 2013. The scope of the investigation is to determine the magnitude of the practice conducted by the Company by overcharging some international roaming customers. An on-site inspection has been commenced between 15 April 2013 and 19 April 2013.  ICTA Board decided that there is no breach regarding the investigation.

Investigation initiated by ICTA on Limited Usage Services

ICTA initiated an investigation in order to determine whether the Company is in compliance with the regulations on limited usage services. The ICTA Board decided that the Company’s practices are incompatible with the ICTA regulations and imposed an administrative fine of TL 18,539 (equivalent to $8,686 as at 31 December 2013) to the Company. The Board also obliged the Company to make a reimbursement amounting TL 37,184 (equivalent to $17,422 as at 31 December 2013) to the subscribers within six months.

Since the administrative fine amounting to TL 18,539 (equivalent to $8,686 as at 31 December 2013) was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 13,905 (equivalent to $6,515 as at 31 December 2013) was made on 31 January 2014. The Company filed a lawsuit on 4 February 2014 for the stay of execution and the cancellation of the aforementioned act and decision. The case is pending.

The Company accrued a provision for the fine in the consolidated financial statements as at and for the year ended 31 December 2013.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding reimbursement to subscribers is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013.

Investigation Initiated by ICTA on Subscription Contracts and Invoicing

ICTA pursued an investigation to detect whether the necessary details on subscription contracts are duly filled, the Company keep the compulsory documents related with the subscription processes and correctly bill the randomly selected customers’ invoices. The ICTA Board concluded the investigation reaching a decision to impose an administrative fine of TL 1,775 (equivalent to $832 as at 31 December 2013) to the Company, due to billing mistakes, on 9 December 2013.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 1,331 (equivalent to $624 as at 31 December 2013) was made on 18 February 2014.

The Company accrued a provision for the related amount of the fine in the consolidated financial statements as at and for the year ended 31 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation Initiated by ICTA about Processing Personal Data

ICTA commenced an investigation in order to determine whether Company is in compliance with the regulations on “Processing Personal Data and Protecting of Secrecy”. As a result of the investigation ICTA decided to impose an administrative fine to the Company on 23 January 2014, amounting to 1,413 TL (equivalent to $662 as at 31 December 2013).

Based on the management opinion, the Company accrued provision for the amount TL 1,059 (equivalent to $496 as at 31 December 2013) in the consolidated financial statements prepared as at and for the year ended 31 December 2013; since the administrative fine will be paid within 1 month following the notification of the decision of ICTA, and 25% discount will be applied.

Administrative fine imposed by the ICTA regarding the number of subscribers and radio utilization and usage fees of 2010-2011

ICTA commenced an investigation on the correctness of the subscription numbers reports of 2010 and 2011 which is essential for the payment of radio utilization and usage fee, and on-site investigations have been commenced.

The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 31 July 2013. The inquiry claims that the Company less paid radio utilization and usage fees amounting to TL 67,497 (equivalent to $31,625 as at 31 December 2013) than it had to be for the years 2010 and 2011, and an administrative fine should be imposed. On 2 September 2013 the Company filed its written defence, and an oral hearing was held before the ICTA Board on 11 December 2013 to submit Company’s further comments. ICTA issued an official warning to the Company for the amount of TL 4,512 (equivalent to $ 2,114 as at 31 December 2013) regarding the radio utilization and usage fee which the Company allegedly did not pay for the year 2010-2011. In addition, ICTA imposed an administrative fine to the Company amounting to TL 2,648 (equivalent to $ 1,241 as at 31 December 2013) for the amount of TL 62,399 of radio utilization and usage fee which the Company allegedly did not pay for the year 2010-2011 and ICTA initiated an in-depth investigation to further inspect the correctness of the radio utilization and usage fee payments regarding terms do not fall under the scope of this investigation. No provision is recognized regarding the administrative fine amounting to TL 2,648 in the consolidated financial statements as at and for the period ended 31 December 2013.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request amounting to TL 67,497 is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2013.

Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees of 2012.

ICTA has commenced on-site investigations on the correctness of the Company’s subscriber numbers report of 2012 which is essential for radio utilization and usage fees. The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 3 February 2014.

The inquiry claims that, the Company should pay the amount of TL 45,509 (equivalent to $21,323 as at 31 December 2013) for the radio utilization and usage fees, which the Company allegedly did not pay for the year 2012, and an administrative fine should by imposed. The Company filed its written defences on 5 March 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.            Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on Mobile Number Portability

ICTA initiated an investigation on Company’s compliance with the mobile number portability regulations. As a result of the investigation ICTA decided to impose an administrative fine to the Company on 21 January 2014, amounting to 1,059 TL (equivalent to $496 as at 31 December 2013).

No provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2013.

Investigation initiated by ICTA on ICTA Board Decision No:149

ICTA carried out an investigation whether the Company is compliant with ICTA Board decision number 149 and related decisions, which set a minimum rate for the Company’s on-net prices and an obligation to report the actual prices for tariffs.

As a result of the investigation ICTA imposed an administrative fine of TL 4,061 (equivalent to $ 1,903 as at 31 December 2013) to the Company, for not complying with its reporting obligation set by the aforementioned ICTA decision, by submitting false and misleading reports and information to the ICTA and for not keeping the necessary information regarding the investigation during the term of the investigation.

No provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2013.

Investigation initiated by ICTA on the subscriber information updates

ICTA decided to investigate the Company’s compliance with the regulations related to updating of subscriber informations. On-site inspections took place on several dealers and at Company headquarters.

As a result of the investigation ICTA issued an official warning to the Company for some violation claims and impose an administrative fine to the Company amounting to TL 177 ( equivalent to $ 83 as at 31 December 2013).

No provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2013.

The Company’s share of contingent liabilities in joint ventures and associates

	2013	2012
Contingent liabilities incurred by the Group arising from its interests in A-tel	—	—
Contingent liabilities incurred by the Group arising from its interests in Fintur	—	—
Group’s share of Fintur’s contingent liabilities	37,101	68,389
Group’s share of Atel’s contingent liabilities	—	—
	37,101	68,389

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

35.            Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 December 2013 and 2012, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $16,911, $14,964 and $14,353 for the years ended 31 December 2013, 2012 and 2011, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Other related party transactions:

Due from related parties – long term	2013	2012
T-Medya	—	—

Receivable from T-Medya consists of receivables based on rent agreements, accrued interests for outstanding balance and unpaid building expenses. No allowance has been reserved for long term due from related parties as at 31 December 2013 (31 December 2012: $4,078).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

35.            Related parties (continued)

Due from related parties – short term	2013	2012
T-Medya	2,979	—
Vimpelcom OJSC (“Vimpelcom”)	1,570	316
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”)	1,378	2,294
GSM Kazakhstan Ltd (“Kazakcell”)	700	480
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	622	59
Kyivstar GSM JSC (“Kyivstar”)	268	678
Other	2,495	3,587
	10,012	7,414

Due from related parties short term is shown net of allowance for doubtful debts amounting to $65 as at 31 December 2013 (31 December 2012: $30).

Due to related parties – short term	2013	2012
A-Tel	32,212	38,567
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	3,535	4,362
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	2,847	10,969
Other	3,684	1,716
	42,278	55,614

Due from T-Medya, whose shares are owned by one of the shareholders of the Company, resulted from rent income.

Due from Vimpelcom, whose shares are owned by one of the shareholders of the Company, resulted from interconnection services.

Due from Krea, an investment of Cukurova Group, mainly resulted from receivables from call center revenues.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

35.           Related parties (continued)

Due to A-Tel, a 50-50 joint venture of the Company and Bilgin Holding AS as of 31 December 2013 is resulted from accrual for provision.

Due to Hobim, a company whose majority shares are owned by Cukurova Group resulted from the scratch card, invoice printing services and subscription documents services rendered by this company.

Due to KVK Teknoloji, a company whose majority shares are owned by Cukurova Group resulted from the payables for sales commissions and terminal purchases.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 31.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

Revenues from related parties	2013	2012	2011
Sales to KVK Teknoloji
Simcard and prepaid card sales	303,796	395,859	463,485
Sales to Kyivstar
Telecommunications services	49,301	47,316	46,412
Sales to Vimpelcom
Telecommunications services	15,883	11,292	6,102
Sales to Megafon
Telecommunication services	10,117	5,454	3,264
Sales to Krea
Call center revenues and interest charges	8,842	11,440	25,073
Sales to Teliasonera International
Telecommunications services	6,806	6,434	2,271
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	5,834	4,992	2,949
Sales to A-Tel
Simcard and prepaid card sales	—	5,660	17,695
Finance income from SCM
Interest income	—	—	2,564

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

35.           Related parties (continued)

Related party expenses	2013	2012	2011
Charges from Kyivstar
Telecommunications services	44,515	40,511	35,710
Charges from KVK Teknoloji
Dealer activation fees and others	39,925	20,078	19,688
Charges from Hobim
Invoicing and archiving services	21,994	22,630	23,581
Charges from Teliasonera International
Telecommunications services	8,665	8,302	6,182
Charges from Megafon
Telecommunications services	7,787	4,498	2,672
Charges from Vimpelcom
Telecommunications services	6,765	5,986	3,385
Charges from Krea
Digital television broadcasting services	4,863	9,130	7,421
Charges from Millenicom
Telecommunications services	3,693	4,261	2,325
Charges from A-Tel (*)
Dealer activation fees and others	—	32,561	28,501
Charges from ADD
Advertisement and sponsorship services	—	—	70

(*) Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for years ended 31 December, 2012 and 2011 amounting to $13,262 and $28,501, respectively and provision amounting to $19,299 for the year ended 31 December 2012.

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with Cukurova Group, one of the main shareholders of the Company. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation. The selling prices for simcard and scratch card sales to KVK Teknoloji do not differ from the selling prices to other distributors.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

35.            Related parties (continued)

Agreements with KVK Teknoloji:

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the year ended 31 December 2013 is TL 615,491 (equivalent to $288,381 as at 31 December 2013) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period (31 December 2012: TL 476,343 (equivalent to $267,218 as at 31 December 2012).

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

The Company and Krea signed an agreement regarding to providing live content or clips by Krea related to Spor Toto Super League and other subjects to the Company to be delivered to mobile telephones and tablet pcs having SIM Card compatibility which was valid starting from 15 August 2012 to 19 May 2013.

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

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

35.            Related parties (continued)

Agreements with A-Tel:

A-Tel is a 50-50 joint venture of the Company and Bilgin Holding AS as of 31 December 2013. A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. SDIF informed A-Tel that 50% of A-Tel shares owned by SDIF has been transferred to Medya Holding AS, Bilgin Holding AS, Bilgin Yayincilik AS and Onay Sevket Bilgin in a letter dated 4 July 2013. Later, these shares were transferred to Bilgin Holding AS.

Service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012. For detailed information see Notes 16 and 34.

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

The amount of scratch card purchases from Hobim for the year ended 31 December 2013 is $70 (31 December 2012: $327).

Legal restrictions on related party transactions

Notifications of levy against Cukurova Holding AS sent by various creditors

As per the notifications of levy sent by different Executive Directorates on various dates, the Company has been informed about seizure decisions on the rights and receivables and assets of the Company in the amount of TL 175,935 (equivalent to $82,432 as at 31 December 2013). However; as the dematerialised shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

Attachment levied by SDIF against Cukurova Holding AS

The Company has been informed about 2 different seizure decisions taken on the rights, receivables and assets of Cukurova Holding A.S. in the amount of TL 1,014 (equivalent to $475 as at 31 December 2013) in the Company due to the debts of Cukurova Holding A.S. to SDIF. However as the dematerialised shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

36.            Subsidiaries

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2013 and 2012 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2013 (%)	2012 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline*	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatırım Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Satis ve Dagitim Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS	Turkey	Radio and television broadcasting	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri Servisi AS	Turkey	Telecommunications	100	100
Beltur Coöperatief U.A.	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
Global FLLC **	Republic of Belarus	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications investments	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	100
Global Odeme Sistemleri AS***	Turkey	GSM services	100	100
Deksarnet Telekomünikasyon AS*	Turkey	Telecommunications	100	—
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech LLC	Republic of Belarus	Research and Development	78	78
Fizy Iletisim AS	Turkey	Music and video broadcasting	70	70
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	28
Surtur BV****	Netherlands	Telecommunications investments	—	100

*Deksarnet has been merged into Turkcell Superonline on 3 December 2013.

**It has been decided to liquidate Global FLLC. The liquidation is in progress as of the date of this report.

***The registered name of the entity was changed from Corbuss Kurumsal Telekom Servis Hizmetleri AS to Global Odeme Sistemleri AS on 25 December 2013.

****It has been decided during the Board of Directors meeting of the Company held on 31 October 2012 to liquidate Surtur BV. The liquidation process has ended as of 2 May 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

36.            Subsidiaries (continued)

Details of non-wholly owned subsidiaries that have material non-controlling interests to the Group are disclosed below:

	Place of	Proportion of ownership interests and voting rights held by non-controlling interest		Profit / (loss) allocated to non-controlling interests		Accumulated non- controlling interests
Name of subsidiary	incorporation and principal place of business	31 December 2013	31 December 2012	31 December 2013	31 December 2012	31 December 2013	31 December 2012
Euroasia	Netherlands/Ukraine	44.96	44.96	(14,710)	(25,208)	(121,101)	(105,421)
Inteltek	Turkey	45.00	45.00	13,563	12,996	36,855	30,116
Individually immaterial subsidiaries with non-controlling interests				2,423	506	(809)	(3,414)
				1,276	(11,706)	(85,055)	(78,719)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

36.            Subsidiaries (continued)

Summarized financial information in respect of Euroasia and Inteltek is set out below. The summarized financial information below represents amounts before intragroup eliminations.

Euroasia

	31 December	31 December
	2013	2012

Current assets	36,235	63,876
Non-current assets	441,451	488,825
Current liabilities	746,182	789,753
Non-current liabilities	11,784	10,509
Deficit in equity	(280,280)	(247,561)

	2013	2012	2011

Revenue	449,796	405,417	368,838
Expenses	(482,515)	(461,485)	(444,629)
Loss for the year	(32,719)	(56,068)	(75,791)

Loss for the year	(32,719)	(56,068)	(75,791)

Other comprehensive income / (loss) for the year	—	(65)	591

Net cash inflow from operating activities	76,382	116,870	89,562
Net cash outflow from investing activities	(65,298)	(79,203)	(105,966)
Net cash inflow / (outflow) from financing activities	(46,437)	1,064	(2,144)
Net cash inflow / (outflow)	(35,353)	38,731	(18,548)

Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited together with a guarantee and indemnity given by System Capital Management Limited. Financell has rights to initiate legal proceedings arising out of pledges and guarantee under certain conditions as explained in Note 26. As no waiver has been received for defaulted SCM loan, this loan has been classified in current liabilities. As a result of the default, SCM has a right to demand immediate loans repayment although doesn’t have any pledge rights as explained in Note 26.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2013

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

36.            Subsidiaries (continued)

Inteltek

	31 December	31 December
	2013	2012

Current assets	99,794	83,202
Non-current assets	13,849	16,425
Current liabilities	13,050	11,522
Non-current liabilities	18,694	21,180
Equity	81,899	66,925

	2013	2012	2011

Revenue	56,539	51,771	42,523
Expenses	(26,398)	(22,890)	(21,103)
Profit for the year	30,141	28,881	21,420

Profit for the year	30,141	28,881	21,420

Other comprehensive income / (loss) for the year	(13,977)	3,235	(10,967)

Net cash inflow from operating activities	16,487	30,713	12,049
Net cash inflow / (outflow) from investing activities	3,238	11,715	(1,552)
Net cash outflow from financing activities	(1,123)	(19,250)	(10,963)
Effects of foreign exchange rate fluctuations on cash and cash equivalents	2,691	(588)	(3,244)
Net cash inflow / (outflow)	21,293	22,590	(3,710)

37.            Subsequent events

On 31 January 2014, wholly-owned subsidiary, Turkcell Superonline has signed a share purchase agreement to acquire of all of the shares Metronet Iletişim Teknoloji AS (“Metronet”). The enterprise value is determined as TL 29,000 (equivalent to $13,588 as at 31 December 2013) based on the studies undertaken by the Company. The transfer of shares would take place following the approvals received from related authorities.