Form 20-F/A
period 2013-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2014-05-14
CIK 1071321

As filed with the Securities and Exchange Commission on May 14, 2014

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

☐ Yes   ☒ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) to the annual report on Form 20-F for Turkcell Iletisim Hizmetleri A.S. (the “Company”) for the fiscal year ended December 31, 2013 filed on March 21, 2014 (the “2013 Form 20-F”) is being filed solely for the purpose of providing an updated section “XI. Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)” under “Item 4B—Business Overview”.

This Amendment No. 1 speaks as of the filing date of the Company’s 2013 Form 20-F.

Other than as expressly set forth above, the Company has not modified or updated any other disclosure and has made no changes to the items or sections in the Company’s 2013 Form 20-F.  Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the Company’s 2013 Form 20-F or reflect any events that have occurred after the 2013 Form 20-F was filed on March 21, 2014.  The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to March 21, 2014.  Accordingly, this Amendment No. 1 should be read in conjunction with the 2013 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to March 21, 2014, including any amendments to such documents.

XI. Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

Based on our information and information provided to us by our affiliates, as of the date of this annual report, we believe that certain of our business activities in Iran in 2013, and the business activities of certain of our affiliates, are subject to disclosure pursuant to ITRA Section 219.  During the year ended December 31, 2013, Turkcell and Astelit provided direct international roaming services in Iran through agreements with the following GSM operators:  TCI Mobile Company of Iran, Telecommunication Kish Co., MTN Irancell, and Taliya Iran. Gross revenues and net profits during the year ended December 31, 2013, attributable to these agreements were TRY 0.6 million (equivalent to $0.3 million as of March 14, 2014) and TRY (1.2) million (equivalent to $(0.6) million as of March 14, 2014), respectively. TeliaSonera has informed us that certain Fintur companies had revenues under roaming agreements in Iran in 2013 with the following GSM operators: TCI Mobile Company of Iran, MTN Irancell, and Taliya Iran.  During the year ended December 31, 2013, Azercell (Azerbaijan) had gross revenues and net profits of approximately $105,600 and $(350,800), respectively, while Kcell (Kazakhstan) had gross revenues and net profits of approximately $55,000 and $42,000, respectively, as well as international traffic revenues and net profits of approximately $7,500 and $(51,000), respectively.  In addition, during the year ended December 31, 2013, Geocell (Georgia), Moldcell (Moldova) and Tcell (Tajikistan) had revenues totaling approximately $36,000 and net profits of approximately $33,000.  We have made enquiries of our major shareholders and TeliaSonera has informed us that during the year ended December 31, 2013, its wholly owned subsidiary, TeliaSonera International Carrier, Inc. (“TSIC”), had gross revenues of approximately €169 and net profits of approximately €58 from voice traffic exchange services with Telecommunications Infrastructure Company (“TIC”).  TSIC also delivers IP Transit services via ports in London and New York for TIC and had gross revenues and profits of approximately €224,400 and €135,000, respectively, during the year ended December 31, 2013.  TSIC holds a license issued by the U.S. Department of the Treasury’s Office of Foreign Assets Control authorizing the use of assets owned by TSIC in connection with the provision of IP Transit services to TIC.  The current license is scheduled to expire on May 30, 2015 and the provision of service to TIC is subject to the maintenance of the license.

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

ITEM 19.                                         EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.1*	Articles of Association of Turkcell Iletisim Hizmetleri A.S.
8.1*	Subsidiaries of Turkcell.
12.1	Certification of Sureyya Ciliv, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Murat Dogan Erden, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Filed previously as an exhibit to Turkcell’s Form 20-F filed on March 21, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 14, 2014	By:	/s/ SUREYYA CILIV
Sureyya Ciliv
Chief Executive Officer

Date: May 14, 2014	By:	/s/ MURAT DOGAN ERDEN
Murat Dogan Erden
Chief Financial Officer