Form 20-F
period 2014-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2015-03-10
CIK 1071321

As filed with the Securities and Exchange Commission on March 10, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

This is the 2014 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey. The terms “Company,” “we”, “us”, “our”, and similar ones refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires.

Our audited Consolidated Financial Statements as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Statements regarding our market share and total market size in Turkey are based on the Information and Communication Technologies Authority’s (“ICTA”) or operators’ announcements, and statements regarding penetration are based on the Turkish Statistical Institute’s (“TUIK”) announcements pertaining to the Turkish population. Furthermore, statements regarding our 2G coverage are based on the ICTA’s specifications as well as the TUIK’s announcements, and statements regarding our 3G coverage are based on the ICTA’s 3G coverage calculation specifications issued on April 25, 2012.

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

•	regulatory decisions and changes in the regulatory environment, in particular the ICTA’s decisions in 2013, 2014 and 2015;

•	failure to abide by the requirements of our licenses or applicable regulations;

•	economic and political developments in Turkey and internationally;

•	exposure to certain risks through our interests in associated companies, especially due to political instability in Ukraine;

•	foreign exchange rate risks;

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

3.A Selected Financial Data

Our audited Consolidated Financial Statements as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, our audited Consolidated Financial Statements as of December 31, 2014 and 2013 and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2014, 2013 and 2012, and the related notes appearing elsewhere in this annual report.

The following table presents our selected consolidated statements of operations, statement of financial position and cash flows data as of and for each of the years in the five-year period ended December 31, 2014, presented in accordance with IFRS as issued by the IASB which have been derived from our audited Consolidated Financial Statements as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010.

	2014	2013	2012	2011	2010
	(Million $, except share data and certain other data)
Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB
Consolidated Statement of Operations Data
Revenues
Communication fees	4,779.3	5,369.0	5,374.0	5,225.4	5,670.2
Commission fees on betting business	54.0	52.2	47.1	39.1	31.2
Monthly fixed fees	23.6	40.0	50.6	63.0	75.4
Revenue from betting business	82.1	68.2	41.9	12.3	—
Simcard sales	14.6	15.6	18.3	21.2	22.9
Call center revenues	75.8	57.8	44.9	38.1	25.2
Other revenues	483.5	372.6	289.0	210.6	157.2
Total revenues	5,512.9	5,975.4	5,865.8	5,609.7	5,982.1
Direct cost of revenues(1)	(3,375.5)	(3,693.3)	(3,622.3)	(3,528.9)	(3,349.0)
Gross profit	2,137.4	2,282.1	2,243.5	2,080.8	2,633.1
Other income	27.1	18.3	18.1	32.6	14.7
Administrative expenses	(256.8)	(286.8)	(270.5)	(246.5)	(347.3)
Selling and marketing expenses	(903.1)	(964.1)	(953.2)	(1,010.6)	(1,085.8)
Other expenses	(62.6)	(47.5)	(76.9)	(161.3)	(64.2)
Results from operating activities	942.0	1,002.0	961.0	695.0	1,150.5
Finance income	437.5	395.4	386.1	330.3	277.1
Finance costs	(559.3)	(95.5)	(125.5)	(289.7)	(102.6)
Net finance income/(costs)	(121.8)	299.9	260.6	40.6	174.5
Monetary gain(2)	88.4	82.9	95.3	144.8	—
Share of profit of equity accounted investees(3)	96.6	155.4	121.7	136.9	122.8
Profit before income taxes	1,005.2	1,540.2	1,438.6	1,017.3	1,447.8
Income tax expense	(334.6)	(310.7)	(291.5)	(292.2)	(320.8)
Profit for the period	670.6	1,229.5	1,147.1	725.1	1,127.0

Attributable to:
Equity holders of the Company	864.9	1,228.2	1,158.8	751.7	1,170.2
Non-controlling interest	(194.3)	1.3	(11.7)	(26.6)	(43.2)
Profit for the period	670.6	1,229.5	1,147.1	725.1	1,127.0
Basic and diluted earnings per share	0.39	0.56	0.53	0.34	0.53
Consolidated Statement of Financial Position Data (at period end)
Cash and cash equivalents	3,894.9	3,808.7	3,926.2	2,508.5	3,302.2
Total assets	10,217.9	9,972.6	10,483.2	9,098.8	9,794.6
Long-term debt(4)	538.1	716.2	619.2	1,057.4	1,407.3
Total debt(5)	1,594.6	1,561.4	1,705.2	1,868.1	1,837.5
Total liabilities	3,011.6	3,068.7	3,323.1	3,367.2	3,561.0
Share capital	1,636.2	1,636.2	1,636.2	1,636.2	1,636.2
Total equity/net assets	7,206.3	6,903.9	7,160.1	5,731.6	6,233.6
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000
Consolidated Cash Flows Data
Net cash generated by operating activities	801.8	994.0	1,188.3	925.8	1,262.6
Net cash (used in)/ generated by investing activities	(573.1)	(469.7)	304.6	(1,410.5)	(704.9)
Net cash generated by/(used in) financing activities	39.5	(121.6)	(171.2)	31.6	(303.7)
Other Financial Data
Dividends declared or proposed(6)(7)	—	—	—	—	573.0
Dividends per share (declared or proposed)(7)	—	—	—	—	0.26
Gross margin(8)	39%	38%	38%	37%	44%
Adjusted EBITDA(9)	1,725.2	1,858.0	1,808.4	1,748.1	1,957.4
Capital expenditures	924.9	853.8	975.5	866.0	1,078.6

(1)	Direct cost of revenues includes payments for our treasury share (the amount paid to the government under our license) and universal service fund, transmission fees, base station rent and energy expenses, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses, roaming charges, interconnection fees, costs of simcards sold, handset costs where we are the principal in the sale of handsets and personnel expenses related to our technicians.
(2)	See Note 2 (Basis of preparation) to our Consolidated Financial Statements in this Form 20-F for information regarding monetary gain.
(3)	Share of profit of equity accounted investees primarily includes the income related to our 41.45% and 50.00% stake in Fintur Holdings B.V. (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri A.S. (“A-Tel”), respectively. Fintur currently holds all of our international mobile communications investments other than those related to our operations in Northern Cyprus, Ukraine, Belarus and Germany. The service provider and distribution agreement with A-Tel was annulled via notification dated January 31, 2012, which was effective from August 1, 2012. Turkcell’s ownership in A-Tel was sold to Bereket Holding A.S. for a consideration of TL 31.0 million (equivalent to $14.3 million as at transaction date) pursuant to the Share Sale Agreement signed on August 27, 2014. See Note 16 and 34 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.
(4)	Long-term debt consists of long-term loans and borrowings as well as long-term lease obligations.
(5)	Total debt consists of long-term and short-term loans and borrowings as well as lease obligations excluding option contracts.
(6)	On March 23, 2011, our Board of Directors proposed a dividend distribution for the year ended December 31, 2010 amounting to TRY 1,328.7 million ($573.0 million computed using the Central Bank of the Republic of Turkey’s (CBRT) TRY/U.S. Dollar exchange rate on December 31, 2014), which corresponds to 75% of our distributable net income for the year. This dividend proposal was discussed but not approved at the General Assembly Meetings held in 2011. There were no Board of Directors’ resolutions for the dividend distribution for the years 2011, 2012, 2013 and 2014. The General Assembly Meetings, on June 29, 2012, May 22, 2013, June 24, 2013 and May 29, 2014 could not be held since the quorum required had not been reached and the dividend payment could not be discussed. Our Board of Directors has decided to convene the General Assembly meeting of our Company pertaining to the years 2010, 2011, 2012, 2013 and 2014 on March 26, 2015.
(7)	The U.S. Dollar equivalent of the dividend for the year ended December 31, 2010 was computed by using the CBRT’s TRY/USD exchange rate on December 31, 2014. Dividends per share for the year ended December 31, 2010 was computed over 2,200,000,000 shares. For the year ended December 31, 2010, the dividend per share was TRY 0.60 (equivalent to $0.24 as of March 3, 2015).
(8)	Gross margin is calculated as gross profit divided by total revenues.
(9)	Adjusted EBITDA is a non-GAAP financial measure that we have defined as net cash from operating activities adjusted to exclude the effects of the net change in assets and liabilities, finance income, finance costs, income tax expense, other operating income and expense.

Non-IFRS measures

Adjusted EBITDA is a non-GAAP financial measure that we have defined as net cash from operating activities adjusted to exclude the effects of the net change in assets and liabilities, finance income, finance costs, income tax expense, other operating income and expense. Our management views adjusted EBITDA as a key indicator each month to monitor our cash generation ability and liquidity position. Net income is generally considered by our management as the main indicator for our operating performance. Adjusted EBITDA is not a measurement of liquidity under IFRS as issued by the IASB and should not be construed as a substitute for profit for the period as a measure of performance or cash flow from operations as a measure of liquidity.

We believe adjusted EBITDA, among other measures, facilitates liquidity comparisons from period to period and management decision making. It also facilitates liquidity comparisons from company to company. Adjusted EBITDA as a liquidity measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible and intangible assets (affecting relative depreciation expense). We also present adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the liquidity of other mobile operators in the telecommunications industry in Europe, many of whom present adjusted EBITDA when reporting their results.

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

	Year ended December 31,
	2014	2013	2012	2011	2010
	(Million $)
Adjusted EBITDA	1,725.2	1,858.0	1,808.4	1,748.1	1,957.4
Income tax expense	(334.6)	(310.7)	(291.5)	(292.2)	(320.8)
Other operating income/(expense)	(40.3)	(29.2)	17.5	(57.9)	(49.4)
Finance income/(costs)	17.8	299.9	(120.3)	(52.5)	(99.9)
Net (decrease) in assets and liabilities	(566.3)	(824.0)	(225.8)	(419.7)	(224.7)
Net cash from operating activities	801.8	994.0	1,188.3	925.8	1,262.6

The following table presents selected operational data:

I. Operating Results

	Year ended December 31,
	2014	2013	2012
Industry Data
Population of Turkey (in millions)(1)	77.7	76.7	75.6
Turkcell Data(2)
Number of postpaid subscribers at end of period (in millions)(3)	15.2	14.0	13.2
Number of prepaid subscribers at end of period (in millions)(3)	19.4	21.2	21.9
Total subscribers at end of period (in millions)(3)	34.6	35.2	35.1
Average monthly revenue per user (in $)(4)	11.2	11.4	11.6
Postpaid	18.8	19.6	21.0
Prepaid	5.8	6.2	6.4
Average monthly minutes of use per subscriber(5)	275.3	259.3	243.3
Churn(6)	28.3%	27.4%	27.1%
Number of Turkcell employees at end of period	3,319	3,316	3,585
Number of employees of consolidated subsidiaries at end of period(7)	12,311	10,999	9,829

(1)	The population of Turkey for 2014, 2013 and 2012 is based on TUIK’s announcements.
(2)	For a discussion of how these metrics affect our revenues, please see “Item 5A. Operating Results,—VI. Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013—a. Revenues”.

(3)	Subscriber numbers do not include subscribers in Ukraine, Belarus, Northern Cyprus and Germany or those of Fintur subsidiaries.
(4)	We calculate average revenue per user (“ARPU”) using the weighted average number of our mobile subscribers in Turkey during the period.
(5)	Average monthly minutes of use per subscriber is calculated by dividing the total number of incoming and outgoing airtime minutes of use by the average monthly sum of postpaid and prepaid GSM subscribers in Turkey for the year divided by twelve.
(6)	Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to our mobile subscribers in Turkey that are both voluntarily and involuntarily disconnected from our network.
(7)	See “Item 6.D. Employees” for information concerning our consolidated subsidiaries.

II. Exchange Rate Data

The Federal Reserve Bank of New York does not report, and historically has not reported, a noon buying rate for the Turkish Lira. For the convenience of the reader, this annual report presents translations of certain Turkish Lira amounts into U.S. Dollars at the relevant Turkish Lira exchange rate for purchases of U.S. Dollars at the $/TRY exchange rate announced by the CBRT. As of January 1, 2006, any statement of financial position data (monetary or non-monetary), except for equity items in U.S. Dollars derived from our Consolidated Financial Statements, are translated from Turkish Lira into U.S. Dollars at exchange rates at the reporting date. Income and expenses for each statement of profit or loss except foreign operations in hyperinflationary economies (including comparatives) are translated to U.S. Dollars at monthly average exchange rates.

The income and expenses of foreign operations in hyperinflationary economies are translated into USD at the exchange rate as of the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies (Republic of Belarus), their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date. Unless otherwise indicated, the $/TRY exchange rate used in this annual report is the $/TRY exchange rate in respect of the date of the financial information being referred to. As stated in the annual monetary and exchange rate policy announcements of the CBRT, which have been published since 2002, the foreign exchange rate is not a policy tool or target; it is determined by the supply and demand conditions in the market. Along with inflation targeting, the CBRT announced that it will continue the implementation of the floating exchange rate regime in 2015.

The following table sets forth, for the periods and the dates indicated, the CBRT’s buying rates for U.S. Dollars. These rates may differ from the actual rates used in preparation of our Consolidated Financial Statements and other information appearing herein. The $/TRY exchange rate on March 3, 2015 was TRY 2.512= $1.00.

	2015(2)(3)	2014(2)	2013(2)	2012(2)	2011(2)	2010(2)
High	2.512	2.367	2.160	1.889	1.907	1.598
Low	2.278	2.071	1.746	1.734	1.496	1.388
Average(1)	2.396	2.188	1.901	1.793	1.670	1.500
Period End	2.512	2.319	2.134	1.783	1.889	1.546

Source: CBRT

(1)	Calculated based on the average of the daily exchange rates of each month during the relevant period.
(2)	These columns set forth the CBRT’s buying rates for U.S. Dollars expressed in Turkish Lira.
(3)	Through March 3, 2015.

	March 2015(1)	February 2015	January 2015	December 2014	November 2014	October 2014
High	2.512	2.490	2.401	2.367	2.271	2.288
Low	2.508	2.410	2.278	2.210	2.203	2.217

Source: CBRT

(1)	Through March 3, 2015.

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

The majority of our revenue comes from our operations in Turkey. Competition in this market and certain regulatory actions that limit our ability to respond effectively to competitive pressures may adversely affect the growth of our business and our financial condition.

The majority of our revenue comes from our operations in Turkey and, thus, the growth and development of our business is mainly dependent on the development of the Turkish mobile telecommunications and broadband markets. In this market, we currently face intensifying competition from two other mobile operators, Vodafone Telekomunikasyon A.S. (“Vodafone”) and Avea Iletisim Hizmetleri A.S. (“Avea”), and from the incumbent fixed line telecommunications operator, Turk Telekomunikasyon A.S. (“Turk Telekom”). Continued price and higher incentive-driven competition has, and will continue to, put pressure on our prices, market shares and profitability, as well as our liquidity. If the competition further intensifies, or the market slows or develops in unexpected ways, this could harm our business and financial condition.

Turkey’s principal telecommunications regulator, the ICTA, has interfered, and may continue to interfere, with our ability to price our services and respond to competitive pressures. Regulatory actions such as the introduction of mobile number portability in 2008, the ICTA’s regulations on our retail pricing and the ICTA’s ongoing pressure on interconnection rates and maximum retail prices have also been, and will likely continue to be, a significant factor in shaping the development of the Turkish market and in our ability to respond to changes in the market. In addition, regulatory interventions, which have often favored our competitors, have increased competition. Furthermore, sub-brand initiatives of the existing competitor mobile operators, and new licenses and authorizations issued by the regulator such as Fixed Telephony Service (“FTS”) and Mobile Virtual Network Operator (“MVNO”) licenses have made it easier and/or more attractive for new direct and indirect competitors to enter the market. Competition in the mobile market may also be affected by regulatory actions in other areas, such as banking and tax. For example, new regulations banning credit card installment plans for handsets or the inability of providing contracted bundled campaigns may have a negative impact on our ability to drive forward our revenues from existing and new customers. Any precautionary measures taken by the government as a response to the current account deficit, such as additional taxes on imported handsets, may have a negative impact on smartphone penetration in the market and have an adverse impact on our revenues and profitability. The increase in smartphone penetration in our bundled offers is an important part of our strategy, and thus such regulations may adversely affect the execution of this strategy and our financial condition.

In addition, competition may be affected by the increasing use of applications and services that make use of the internet as a substitute (namely “over the top” or “OTT” services) for some of our more traditional services, such as messaging and voice, competition from new technologies such as wifi, and converged offers. Our competitive position may be adversely impacted if we fail to provide converged services on a timely basis relative to our competitors. These have had an impact on our revenues which may in the future be material. Reduced demand for our core services of voice, messaging and data could significantly impact our growth and profitability.

With respect to terminals, there is an increasing emphasis in the Turkish market on terminal bundled campaigns. Increased demand for terminal bundled campaigns has led and may continue to lead to higher working capital requirements and bad debt expense. In addition, our competitive position is dependent on certain distributors for products, such as terminals, and the failure of any of our distributors to supply products to our distribution channel, and at the level of quality we require, may adversely affect our business and financial condition. Our distributors’ financial performance is vital to our business and financial model as they are a critical component within the ecosystem while providing terminals that are offered in contracted bundled campaigns. At the same time, any regulations that could decelerate these bundled campaigns may also impact distributors’ revenues and profitability, which could in turn affect our business and financial condition.

We are expecting a major step forward in the development of telecommunications in Turkey with the deployment of 4G networks. The auction for the 4G license is planned to be held in 2015. There can be no assurance that we will obtain a license, that we will be able to develop a 4G network on technologically and commercially reasonable terms, and/or that we will not experience delays in developing our networks and that competing licensees will not get to market before us, in each case harming our competitive position. If we are not successful in the pursuit of such a license, or if one were to be owned or operated by a competitor, we could find ourselves at a competitive disadvantage in this key market.

These factors together with macroeconomic factors are likely to continue to result in changes in consumer behavior that have and may continue to adversely affect our revenues and expenses.

Our growth strategy is partly dependent on new investment opportunities, which could affect our business and financial condition, and the return on our investments cannot be guaranteed.

In addition to growing our existing business as a leading communications and technology company, our strategy for growth involves selectively seeking and evaluating new investment opportunities and participating in those meeting our criteria. We may consider launching greenfield operations, as well as forming alliances, which may include management service agreements and marketing partnerships, and conducting mergers and/or acquisitions, both inside and outside of Turkey or in countries in which we already have a presence. These opportunities may be in the area of mobile or fixed telecommunications and services, including as an MVNO or in a marketing partnership with a local operator. In addition, we may provide services in related areas and also consider investing or increasing our investments in business areas outside of the scope of our core business.

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

In the context of our evaluation of potential investments in the regions we target for international expansion, Turkcell has, from time to time, considered opportunities in countries in Eastern Europe, the Balkans, and the Middle East and Africa (“MEA”), and may consider such opportunities in the future. As further described below, operations in many of these countries are subject to economic, political and other risks. Furthermore, for acquisitions outside of Turkey, current and future E.U., U.S. and international laws and regulations, as well as legal and regulatory actions, targeting certain countries, local companies and individuals may curtail our ability to do business in affected countries and may impede our exercise of control. Turkcell itself, as well as certain of its key employees (notably those who are E.U. or U.S. citizens), could be subject to sanctions under such laws and regulations. Some of the countries and companies in which we have contemplated making investments and in which we may from time to time consider opportunities, such as Iran, Libya and Syria, and certain individuals involved in such companies, have been the specific targets of such laws and regulations. In the same vein, jurisdictions in which we have invested may from time to time come under sanctions, as has been the case in Crimea. Investors may be reticent to invest in a company doing business in such countries or other countries that may be at risk due to the political instability. These factors could have an adverse effect on the demand for our shares.

Regulatory decisions and changes in the regulatory environment could adversely affect our business and financial condition.

We operate in an industry that is subject to extensive regulation, in Turkey and the other countries in which we operate. Compliance with new and existing laws and regulations has had and is likely to continue to have a significant impact on the ways in which we do business. This may include but is not limited to the impact on our ability to set our pricing and offer new and existing services, on customer use of our services, the way we handle, process and store customer data, the terms of our subscriber contracts, the way we can communicate with customers and our ability to obtain and maintain licenses. Furthermore, the laws, regulations, regulatory orders and licenses under which we operate are subject to interpretation and enforcement by regulators with which we are not always in agreement. Complying with regulations may be costly, and failure to comply may lead to significant penalties, adverse publicity and the loss of licenses and could adversely affect our business and financial condition. For more information on regulation and how it may impact our business, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

Pricing is one of the key areas in which we are subject to regulation. The actions of the ICTA and the Ministry of Transport, Maritime Affairs and Communications in our voice, SMS, data, value added services, roaming and interconnection pricing have, and will continue to, negatively affect our pricing and our ability to design and launch campaigns and offers. Consequently, these actions have and will continue to adversely affect our business and financial condition. For instance, by linking the mobile termination rates to our retail tariff, the ICTA has indirectly increased the minimum retail tariff to be applied by Turkcell and set the minimum retail price for SMS, applicable to both tariffs and campaigns, as well as reduced voice and SMS mobile termination rates, which adversely affected and is likely to continue to adversely affect our competitive position and our financial condition. For more information, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”. In addition, the ICTA may in certain markets determine that we are an operator with significant market power and as a result impose certain constraints on us, while imposing less stringent ones on other mobile and fixed telecom players in the market, both of which may adversely affect our business and financial condition. Furthermore, such determinations may be made on the basis of the ICTA’s own market analysis, with which we may not agree, and on the basis of definitions and terms that may change. Additionally, in Northern Cyprus there have been regulatory changes regarding mobile termination rates and price caps which could affect our business performance. Another recent example of ICTA pricing-related action that adversely affects us is that as of April 1, 2015, the ICTA is imposing new rules regarding the proration of service fees that will lead to loss of revenue for us in several scenarios such as a change of tariff/plan, new subscription, suspension or cancellation of subscription, etc., for subscribers billed in arrears.

In addition, regulations regarding the quality of service, the sharing of our infrastructure, the protection of personal data and electronic commerce are among those regulations which may have an adverse effect on various aspects of our business. For example, as a result of the amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some metropolitan municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement, by its decision, based on this amendment. This decision imposed a heavy financial burden on us by requiring material capital expenditures. Therefore, we filed a lawsuit for the cancellation of this decision. There has been no progress in this case yet. If another increase in the number of metropolitan municipalities or borders occurs, we may face additional coverage obligations. We may also be required to share infrastructure or operate through a common infrastructure with our competitors, and to offer national roaming to their subscribers, which could adversely affect our ability to use our network to maintain a competitive edge. With respect to personal data, the law on Electronic Commerce passed in October 2014 that comes into force on May 1, 2015, requires service providers to obtain permission from customers to use their data, for example to send them commercial electronic messages, or to demand double opt-in from customers before purchasing mobile services, which will likely result in a decline in revenues for some corporate messaging and other mobile services we provide, as well as a decline in the sales of online stores. Furthermore, current and proposed regulations may affect our business by limiting our ability to obtain and maintain the necessary licenses for our operations, which could affect our business plan and expectations.

In the area of consumer protection, new regulations have been enacted that could limit our marketing and advertising activities, allow certain forms of advertising by competitors that could weaken our brand image, or limit our flexibility to respond to customer needs immediately. This could encourage further price-driven competition, causing us to lose subscribers and/or revenue, and potentially increase operating expenses.

Any downturn in the economy and instability in the political environment in Turkey and internationally may have an adverse effect on our business and our financial condition.

With a substantial portion of our revenues, assets and business derived from and located in Turkey, and denominated in Turkish Lira, adverse developments in the Turkish market are likely to have a material adverse effect on our business and financial condition. In our view, the biggest threats to the global economy, including Turkey, in 2015, are sustainability of economic growth, sustainability of current low energy prices, which have generally benefitted the Turkish economy and current account balance, uncertainty regarding U.S. accommodative monetary policy, continuing Eurozone recession and deflation risks, and geopolitical risks in Ukraine and the Middle East region.

The Turkish economy grew uninterruptedly for twenty quarters in a row and grew by 2.8% in the first nine months of 2014. If the Turkish economy slows or develops in unexpected ways, this may have an adverse impact on our operations and financial condition. The performance of the Turkish economy may be affected by domestic and regional political developments. Turkey will enter into an electoral period, with parliamentary elections in 2015. On a regional level, potential or further instability in the Commonwealth of Independent States (CIS), Balkans, Middle East, North Africa and Caucasian regions may impact the development of the Turkish economy.

We hold interests in several companies that may expose us to various economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.

Our investments in subsidiaries and associated companies within Turkey and internationally could expose us to economic, political, social, financial, regulatory and legal risks. Any such risks in our subsidiaries or associated companies could lead us to exit an investment and/or may result in write-down of the carrying value of our assets. These risks have affected and could adversely affect our result of operations and the value of certain companies in which we have invested in our financial statements. Turkcell Group has investments in Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, the Turkish Republic of Northern Cyprus and Ukraine and has operations or business activities that involve other emerging markets. We are also exploring new investment opportunities, primarily in emerging markets. Our current and potential future activities in these countries include operating mobile communications networks and routing cables. We may also transfer data through such countries. Legal systems, including telecommunications regulations, institutions, commercial practices and economies in emerging markets tend to be relatively underdeveloped and some of these countries may also suffer from relatively high rates of fraud and corruption. Furthermore, through our subsidiaries in Turkey and internationally, we engage in businesses outside of the scope of our core mobile business. These other businesses are subject to risks that are in some respects different from those of our mobile business.

In some countries, we hold our investments with another shareholder or local government and in some cases we are a non-controlling shareholder. Should there be a disagreement between us and other shareholders in the future, the ability of the invested company’s management to move forward with its business plan may be affected and no assurance can be given that it will be able to take the course of action we believe is appropriate. In these cases, we may consider exiting, or alternatively increasing our investment and our stake in order to take control. Furthermore, some of the countries in which we have businesses or would consider investing, and the companies and individuals that we come into contact with, may be the target of E.U., U.S. and international sanctions, as has occurred in Crimea. There can be no assurance that political, legal, economic, social or other actions or developments in these countries or involving such companies and individuals will not have an adverse impact on our investments and businesses in these countries.

In this regard, we have and are likely to continue to experience issues in some of our international businesses that adversely affect our Company. Recent issues include the following:

•

Our operations in Ukraine may be adversely affected by military actions, political instability, civil unrest and economic problems in that country in 2015. Due to increased political instability in the Crimea region, providing services remained a significant challenge throughout 2014 and we were eventually obliged to discontinue these services during the fourth quarter. After evaluating our alternatives, we impaired our assets in the Crimea region down to their scrap value, while retaining our license and frequency rights. Astelit is currently evaluating its options with respect to the disposal of its assets in Crimea. The operating environment in Crimea and the actions that we may take in response may raise challenges with respect to compliance with Astelit’s license requirements. Furthermore, the current military and political crisis in the Eastern part (mainly in Donetsk and Luhansk) and with Russia remains unresolved, similar to the situation in Crimea and could lead us to evaluate our options in the Eastern region. The ongoing crisis may further adversely affect the Ukrainian economy and our results of operations in Ukraine and/or the value and security of our operations there. We are unable to predict the likely course or duration of these events, or the extent of the adverse impact that they have had and are likely to have on the telecommunications market dynamics and composition, our investment in Ukraine and our operations there.

•

In Ukraine, the local currency, Ukrainian Hryvnia (“UAH”), has depreciated against the U.S. Dollar by 97% in 2014. In November 2014, the National Bank of Ukraine announced a fixed rate foreign exchange regime based on interbank foreign exchange. However, in order to comply with IMF aid negotiations, the UAH was once again allowed to float freely in February 2015. Following this decision, the UAH has depreciated by 57% to 24.8 per USD as of March 3, 2015, from the 2014 year-end official rate of UAH 15.77 per USD. Furthermore, the National Bank of Ukraine, among other measures, continues to impose certain restrictions on the processing of client payments by banks and on the purchase of foreign currency on the inter-bank market. In December 2014, Ukraine’s sovereign rating was further downgraded to CCC- by S&P with a negative outlook. The National Bank of Ukraine increased its discount rate from 19.5% to 30% in its latest monetary policy meeting on March 3, 2015. The move was aimed at tightening liquidity conditions to curb devaluation in the UAH. As a result, the UAH appreciated to UAH 23 per USD from UAH 28 per USD. There is a further currency devaluation risk as the country is suffering from continuing instability as noted above, and has a large current account deficit and high external funding needs. The debt balance related to our Ukranian operations is approximately $681.5 million as of December 31, 2014. Astelit’s foreign currency revenues were estimated at 19% of revenues and its foreign currency operational expenses were estimated at 20% of the total in 2014. Any further depreciation of the UAH will lead to a foreign exchange loss. We have been unable to hedge this exposure to the UAH.

•

Our development strategy in Ukraine may lead us to increase our investment there, which will further increase our country and currency risk exposure. In Ukraine, a 3G licensing tender was announced by the Ukrainian National Commission for Communications and IT Regulation in December 2014 and was held in February 2015. After bidding the highest offer among three bidders retained for the three licenses, Astelit was awarded the license for the first lot. The associated costs will increase our

Ukrainian financing needs, which could in turn require us to consider new sources of funding or the extension of existing sources and could require Turkcell to provide guarantees in respect of any Astelit debt, in addition to the guarantees already provided. There can be no assurance that we will be able to develop a 3G network on commercially reasonable terms, that we will not experience delays in developing our network and that competing licensees will not get to market before us (one bidder has already begun tests), in each case harming our competitive position. This could have an adverse effect on the value of our investment there.

•

The economic situation is fragile in Belarus. The country remains vulnerable to global shocks which may trigger renewed weakness in the country’s ability to service its external debt and further depreciation of the local currency, Belarusian Rubles (“BYR”), which could in turn lead to a further reduction in the value of our investment in this country. The BYR depreciated against the U.S. Dollar by 25% in 2014 and further devaluated in 2015 by 26% as of March 3, 2015 following decreases in both foreign exchange purchase taxes and minimum reserve requirements. Devaluation risks still remain, as limited currency reserves, high debt repayments and the current account deficit coupled with the close ties to the currently troubled Russian Economy puts the recent BYR stabilization at risk and creates inflationary and devaluation pressure. Our subsidiary in Belarus, Best, had foreign currency debt of $660 million as of December 31, 2014, guaranteed by Turkcell.

•

Corruption is an area of concern in emerging markets and can lead to reputational risk, losses, significant fines and sanctions against affected companies and their personnel and may extend to controlling persons. In this regard, allegations have been made regarding improper payments relating to the operations of Kcell, a mobile operator in Kazakhstan and 51% subsidiary of Fintur Holdings B.V., in which we hold a 41.45% stake and TeliaSonera holds the remainder. With respect to Kcell, through our representation on the Fintur board, we remain vigilant about such allegations, however there can be no assurance that such issues will not be substantiated or that new allegations will not arise. More generally, there can be no assurance that other acts of corruption will not occur or be alleged in respect of any of our activities, including but not limited to those of the Fintur companies. Turkcell has received and responded to a request from the U.S. Securities and Exchange Commission (“SEC”) to submit documents and information related to Uzbekistan and the Uzbek subsidiary of TeliaSonera (which, as noted above, is the majority owner of Fintur).

We are subject to laws such as the U.S. Foreign Corrupt Practices Act, which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees and could adversely affect our business in affected countries. Such violations or allegations of violations may also adversely affect our reputation, our revenue or our overall financial performance.

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

Furthermore, in addition to investing in our international operations, we also engage in business through roaming agreements in a number of countries. In international markets in which duopoly markets exist, such as the United Arab Emirates, Tunisia or the Maldives, operators tend to increase their roaming prices despite the overall trend of declining roaming prices in the world, which could increase our roaming costs.

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

The TRY depreciated by 8.6% against the U.S. Dollar in 2014, driven mainly by expectations regarding the Federal Reserve’s increasing interest rates, and there is a possibility of further devaluation. The Belarusian Ruble depreciated against the U.S. Dollar by 25% while the Ukrainian Hryvnia lost 97% of its value in 2014. Furthermore, as of March 3, 2015, the Belarussian Ruble had depreciated against the U.S. Dollar by an additional 26% while the Ukrainian Hryvnia had lost an additional 57%. There was no major change in the Azerbaijani Manat against the U.S. Dollar in 2014. However, the Azerbaijani Manat depreciated against the U.S. Dollar by 34% as of March 3, 2015.

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

Fluctuations between Turkish Lira, Ukrainian Hryvnia, Belarusian Rubles and Azerbaijani Manat, on the one hand, and U.S. Dollars and Euros, on the other, have had and may have an unfavorable impact on us. We may enter into derivative transactions to manage the risk with respect to the Turkish Lira; however, these transactions have a cost and do not fully cover all of our risks. As of December 31, 2014, our consolidated debt was $1,594.6 million and around $1,385.8 million of this amount was in foreign currency of which $252.6 million was related to operations in Turkey.

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

We continue to experience challenging macroeconomic, regulatory and competitive conditions in our markets that may reduce cash generated from operations, and we may continue to face increased capital needs to finance our technological and geographic expansion. In 2015, this may include significant additional capital expenditure requirements with respect to the 3G license in Ukraine and with respect to 4G in Turkey, if we are successful in our pursuit of a 4G license. Furthermore, depending on the result of our general assembly meetings in 2015, we may pay a dividend for the first time in several years. In addition, an increase in the volume of assigned contracted receivables has resulted in and may continue to result in higher working capital requirements. These pressures have in the past reduced, and may continue to reduce, our liquidity. Reduced liquidity may lead to an increase in our borrowing requirements. Borrowing by Turkcell group companies exposes us to interest rate risk and possibly increases interest expense, obligates us to meet certain covenants and exposes us to financial risks if covenants are not satisfied or if additional financing is required, each of which could have a material adverse effect on our consolidated financial condition and results of operations. Furthermore, no assurance can be given that we will continue to have access to financing on terms that are satisfactory to us.

As of December 31, 2014, our consolidated debt was $1,594.6 million. $347.9 million of our debt portfolio consisted of financing obligations paying interest at fixed rates. The remainder of our debt portfolio pays interest at floating rates, which has been favorable in the current interest rate environment, but would expose us to increased costs if rates increase further.

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

A company in our Group has defaulted, and others may in the future default on their financial covenants and payment obligations. For example, we cannot ensure that our subsidiary in Belarus will be able to meet its payment obligations. It may default on its debt obligations if it fails to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on its debt obligation. Additionally since June 2011, Astelit has not met certain payment obligations, which were waived until February 1, 2012. Since that date, our Board of Directors has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations to its parent company, Euroasia Telecommunications Holdings BV (“Euroasia”) (55% owned by Turkcell) and Financell BV (100% owned by Turkcell) totaling $323 million and defaulted on its loan agreements (Astelit has made partial payments and as of December 31, 2014, Astelit’s outstanding obligations under its loans to Financell and Euroasia reached a total of $622 million). In addition to the Euroasia loan and Financell loans, as given above, Astelit has defaulted on one SCM loan agreement currently totaling $42 million (the “SCM Loan”).

As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $554 million (currently decreased to $79 million, on two loan agreements following the Company’s $150 million guarantee payment and other principal payment) and waivers were obtained for the aforementioned loans before December 31, 2014. In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150 million to finance Astelit, also defaulted on its loan on March 30, 2012. As a guarantor, the Company paid $150 million to related banks on April 6, 2012. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above, currently decreased to two loan agreements) totaling $79 million and waivers have also been obtained for the aforementioned loans. As no waiver has been received for the SCM Loan from SCM, this loan has been classified in current liabilities. Accordingly, as a result of the event of default, SCM has the right to demand immediate loan repayment, although it has not perfected any pledges in connection with this loan.

There can be no assurance that we will not have to make similar payments in the future, which could adversely affect our business and results of operation. Furthermore, if Astelit cannot obtain new financing and if our Board or shareholders fail to achieve consensus on Astelit-related issues, Astelit’s and our own financial results and condition would be adversely affected. As noted above, our development strategy in Ukraine may lead us to increase our investment there, which will further increase our exposure.

Limitations on spectrum as a scarce resource in mobile telecommunication systems, alleged health risks with BTS and dependence on suppliers for network equipment may adversely affect our ability to maintain operational excellence.

Spectrum limitations and frequency costs may adversely affect our ability to provide services to our subscribers and the cost to us of providing such services.

Our GSM and UMTS licenses have specified terms and are subject to renewal upon a payment of a fee, but renewal is not assured. The loss of, or failure to renew, our licenses could have a material adverse effect on our business and financial condition. Those licenses have also specified radio spectrum. The spectrum is a continuous range of frequencies within which the waves have certain specific characteristics. The number of subscribers that can be accommodated on a mobile network is constrained by the limited amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure. We have 2x11 MHz of FDD spectrum in 900 MHz band for GSM and 2x20 MHz from 2100 MHz FDD band for UMTS services. As our subscriber base and their demand for mobile services such as voice and data grow and as we offer a greater number of services, we will require additional capacity. We may face capacity problems, which may in turn lead to deterioration in our network’s quality and may negatively impact our operational results.

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

The next step in the development of telecommunications in Turkey is the deployment of 4G networks. The auction for the 4G license is planned to be held in 2015. The band and the width of frequency range for 4G has been announced as a total of 390 MHz to be auctioned in 800 MHz, 900 MHz, 1800 MHz, 2100 MHz and 2600 MHz bands by the Minister of Transport, Maritime Affairs and Communications. We have not received an official notification from the Ministry yet. The cost of 4G network development and the quality of services (including data speed and quality of coverage) depend on the band and the width of frequency range given to an operator. New network development requires significant financial investments and there can be no assurance that we will be able to develop 4G networks on commercially reasonable terms, that we will not experience delays in developing our networks or that we will be able to meet all of the license terms and conditions or that we will be granted such licenses at all. We could also face increased costs due to the increase in frequency spectrum usage fees with this technology. We may encounter difficulties in maintaining our service quality and differentiating our service if there are unfavorable license terms and conditions, if we are obliged to use equipment from certain manufacturers or share infrastructure with other operators.

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

In addition, municipalities regulate the choice of operators’ BTS locations, and if we do not have, or are unable to obtain, a construction certificate in our preferred location, we may have to move our BTS to another location. In relation to our fiber business, there is an obligation to get permission for excavations from authorized municipalities or institutions. In some areas, excavations may have to be stopped due to the high cost of tariffs requested from municipalities. Our investment plans may be affected due to excavations being banned during certain seasons within the administrative boundaries of municipalities. In some cases, we could face the risk that, although we get the approval of the Ministry, institutions under the Ministry do not recognize these approvals and do not give permission to excavate. In addition, the new Metropolitan law has increased the number of metropolitan municipalities and in some cases, the size of their territory was increased, which may have the effect of increasing our coverage obligations and the number of BTS required to meet them. Related regulatory actions in the future are likely to increase our costs and affect results of operations, in many cases, adversely.

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

Our principal shareholders are Sonera Holding B.V. and Turkcell Holding A.S., which hold 13.07% and 51.00%, respectively, of Turkcell’s shares as of March 3, 2015 based on the Company’s share book. Turkcell Holding A.S. is 52.91% owned by Cukurova Telecom Holdings Limited and 47.09% by Sonera Holding B.V., which according to public filings (a Schedule 13D filed in November 2009), is a wholly owned subsidiary of TeliaSonera Finland Oyj, which in turn is a wholly owned subsidiary of TeliaSonera AB (“TeliaSonera”). Cukurova Telecom Holdings Limited is 51% owned by Cukurova Finance International Limited and 49% by Alfa Telecom Turkey Limited. According to public filings (a Schedule 13D filed in November 2009), Alfa and TeliaSonera entered into an agreement regarding a possible consolidation of their holdings in Turkcell in a new company. In a recent Schedule 13D filing, Alfa has deleted references to this agreement.

Cukurova and Alfa were involved in a long-running dispute regarding, in summary, amounts due by Cukurova to Alfa and Alfa’s claim to take ownership of Cukurova’s indirect 13.8% interest in our Company in settlement of such amounts. In 2014, as a result of a court decision, Cukurova paid Alfa $1.6 billion to release this claim. Cukurova has been provided loan financing amounting to $1.6 billion by the Turkish state-owned Ziraat Bank for which an indirect 13.8% interest in our Company has been provided as collateral. This dispute and other disputes have effectively blocked shareholder decision-making on important corporate matters, and could have an adverse effect on the ability of our management to execute business decisions and take other actions. We cannot predict how the resolution of this dispute will affect our Company, whether other disputes will be resolved and whether our shareholders will be able to achieve agreement on matters regarding the operation of our Company.

The shareholding structure and the ongoing disputes have adversely affected our company in a number of ways and present a number of risks, including in particular:

•

Our Articles of Association contain quorum and majority requirements, at various levels, for shareholder meetings and decisions. Failure to achieve a quorum or the required majority vote can block decisions that require shareholder approval. We have had difficulty convening shareholder meetings and numerous items submitted to our shareholders have not been approved, including the distribution of dividends, the approval of our dividend policy, the election of independent board members, the release of directors for actions taken and the approval of financial statements. In 2012, 2013 and 2014, due to lack of quorum, the annual general assemblies could not convene. For 2015, our Board of Directors has decided to convene the general assembly meeting of our Company pertaining to the years of 2010, 2011, 2012, 2013 and 2014 on March 26, 2015. No assurance can be given that quorum requirements will be met and that actions will be taken.

•	A number of new corporate governance requirements were enacted under Turkish regulations by the Capital Markets Board of Turkey (“CMB”) with mandatory effect from June 30, 2012.

We were unable to comply with some of these requirements because of a lack of consensus among our main shareholders, including a requirement that one-third of our Board members and that all of our Audit Committee members be “independent”.

Under the Capital Markets Law, the CMB has the power to take action against the Company, our Board members and our main shareholders in respect of the various governance issues that have arisen or to amend the Articles of Association without general assembly approval. Under such powers, the CMB directly appointed all of the current members of our Board. The CMB appointed members’ terms of office will last until new appointments are made in accordance with applicable legislation.

An “Investor Compensation Center” (“ICC”) was formed in 2013 by the CMB under the 2013 Capital Markets Law. Under Art. 128 paragraph k (which was added by a law on July 12, 2013) of the Capital

Markets Law that deals with the duties and responsibilities of the CMB, it is stipulated that the ICC may use the rights vested on the general assembly in public companies whose ordinary general meetings of two consecutive financial years could not be made within statutory deadlines and whose board members have been nominated partly or wholly by the CMB. By the end of March 2015, we will be in this situation if our general assembly cannot convene on March 26, 2015 and the head of the CMB has publicly stated that he would expect the ICC to act if we fail to convene the general assembly meeting before the end of March 2015. On February 27, 2015, the Regulation on the Investor Compensation Center was published in the Official Gazette with no further details on how this right shall be exercised by the ICC. The form and scope of such actions are not clearly defined and we are not aware of any precedents, thus we cannot predict what actions the ICC might eventually take, if any.

No assurance may be given regarding the impact of past or future CMB actions, future ICC actions, or any future legal actions against our Company, on the overall company strategy, convening of our general assembly or the distribution of dividends.

Compliance with our home country governance rules is an important element of our compliance with the listing requirements of the New York Stock Exchange (“NYSE”). Failure to comply with such rules could jeopardize the continued listing and trading of our ADRs on the NYSE.

•

Under the new Turkish Commercial Code, an “independent auditor” for our Company should have been approved by the general assembly by March 31, 2013. This action was not taken although our Board has agreed to present DRT Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (“Deloitte”) for approval of the general assembly. Our Company’s board member, Mr. Jan Erik Rudberg, filed a court case with the request of an independent auditor appointment in relation to our Company’s 2013 financials as required by the Turkish Commercial Code. The related court decided to appoint Deloitte as the independent auditor of our Company. Regarding the year 2014, our Board has agreed to present Deloitte for approval of the general assembly and in the meantime, Mr. Jan Erik Rudberg filed another court case requesting the appointment of Deloitte as an independent auditor in relation to our Company’s 2014 financials. If we are not able to comply with this requirement through approval by the general assembly in future, an auditor may be appointed for us by court order upon request of any shareholder or board member.

For so long as our main shareholders are in dispute and/or unable to achieve consensus, we are likely to continue to experience difficulties obtaining corporate decisions, including with respect to the matters discussed above, and we may have difficulty obtaining decisions regarding our business and operations. This situation may also lead to further regulatory and legal actions being taken in respect of our Company, the nature and effects of which we cannot predict. Ongoing disputes among the shareholders may affect the ownership and control of our shares, the demand for our shares and our ability to manage our business, and no assurance can be given that the interests of these shareholders will be aligned with those of our other shareholders.

We face risks related to our dependence on IT systems and the products and services we provide through third party suppliers as well as our exposure to technological changes in the communications market, including in industries where we traditionally do not compete.

We are dependent on certain systems and suppliers for information technology (“IT”) services and our business continuity is at risk due to our exposure to potential natural disasters, regular or severe IT and network failures, human error, security breaches and other cyber security incidents and IT migration risk, any of which could have an adverse effect on our operations, damage our reputation and affect our relationships with our customers.

We are heavily dependent on IT systems, suppliers of IT services and our IT employees for the continuity of our business and we are continually upgrading and converting our IT systems. Although we devote significant resources to the development and improvement of IT and of security, backup and continuity systems, we could still experience IT and network failures and outages due to system deficiencies, human error, security breaches, terrorist or other destructive acts, natural disasters such as earthquakes and floods, unsuccessful migration to alternative or improved IT systems, or other factors. We have, from time to time, experienced attempted cyber attacks of varying degrees of sophistication by unauthorized parties attempting to obtain access to our computer systems and networks. As of the date of this annual report, we believe that no such attacks have succeeded in obtaining access to our critical systems, although such attacks in practice may develop over long periods of time during which they can remain undetected. Computer hackers routinely attempt to breach the security of technology products, services, and systems. If successful, these could result in, for example, unauthorized access to, misuse, loss, or destruction of our data or systems and theft of sensitive or confidential data, including personal information of our employees and customers, and theft of services and/or funds. In the event of such breaches, we could be exposed to potential liability, litigation, and regulatory action, as well as the loss of existing or potential customers, damage to our reputation, and financial loss. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant.

2G and 3G networks are migrating towards IP technology to transport information. These networks open up the possibility for IP-based services. However, once these services are introduced into the IP domain, the mobile network may be harmed by potential attacks. The threats on the mobile network can originate from external sources, such as the public internet, or internal sources, such as terminals connected to our mobile network. Despite our efforts in taking security issues very seriously, we could encounter successful attacks on our infrastructure, which could have an adverse effect on our operations, damage our reputation and affect our relationships with our customers.

Although we closely follow general technological trends in communications and technology, we may be unable to adapt to rapid technological changes in communications and information technology, which could result in higher capital expenditures and a greater possibility of commercial failure.

Rapid technological changes in communications and information technology are redefining the markets in which we operate and the products and services we offer, shortening product life cycles and facilitating the convergence of various segments, including in our core mobile communications and 3G businesses. If we fail to anticipate, invest in and implement new technologies with the levels of service and prices that customers demand or to respond effectively to technological changes, our business, financial condition and results of operations could be adversely affected. In addition, such new technologies require significant capital expenditures and it is impossible to predict with any certainty whether the technology selected by us will be the most economical, efficient or capable of attracting customer usage, or whether such technologies will be developed according to anticipated schedules, will perform according to expectations or will achieve commercial acceptance. Although we are following general technological trends in communications and technology, there can be no assurance that we will be able to develop new products and services that will enable us to compete efficiently.

We have become active in providing products and services for industries other than telecommunications, many of which are developed and/or maintained by third party providers. Our dependence on these third party providers to help us navigate the regulatory, security and business risks of industries where we traditionally do not compete adversely affects our business.

The operation of our business depends, in part, upon the successful deployment of continually-evolving products and services, including for applications in industries other than telecommunications, such as TV, mobile financial services, mobile health and mobile education solutions, authentication solutions and entertainment and community services. We are reliant upon third party providers to help us navigate risks relating to security, regulations and business in the industries where we do not traditionally compete. Changes in such industries may impair our partners’ business and/or negatively impact the content we are developing, such as for entertainment, which, in turn, could have a material adverse effect on our business and financial condition.

Our business, consolidated financial results and/or operational performance could be adversely affected unless we retain our key personnel, our partners and their employees.

Our performance depends, to a significant extent, on the abilities and continued service of our key personnel. Competition for qualified telecommunications and technology personnel in Turkey and elsewhere is intense. In addition, we depend on our dealers, distributors and their employees for the growth and maintenance of our customer base. The loss of the services or loyalty of key personnel could adversely affect our business and financial condition and could lead to breaches of confidentiality, particularly if a number of such persons were to join a competitor.

Our former Chief Executive Officer, Mr. Sureyya Ciliv, resigned from his position effective January 31, 2015. Mr. Ilker Kuruoz is now serving as our interim Chief Executive Officer, in addition to maintaining his position as our Chief Technology Group Officer. Our Board is leading a search to find our new Chief Executive Officer. Our future success will be dependent upon the ability to identify and engage a suitable candidate within a reasonable time period and, thereafter, the ability of the new Chief Executive Officer to effectively transition into this role. Our new Chief Executive Officer could make organizational changes, including changes to our management team and may make changes to our Company’s structure and business strategy. Failure to manage these transitions successfully could adversely affect our ability to compete effectively, which could impact our revenues, operations, or results of operations.

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

In particular, we have an ongoing dispute regarding the application of the Turkish Special Communication Tax. The tax authority has assessed a significant special communication tax and a related penalty against our company as a result of a tax investigation regarding the years 2008 to 2012. The tax amount assessed with respect to the Company is TRY 211.1 million (approximately $84 million as of March 3, 2015) and the tax penalty imposed is TRY 316.6 million (approximately $126 million as of March 3, 2015) as of December 31, 2014. This assessment is based on the tax authority’s claim that the Company should pay the special communication tax on prepaid card sales made by distributors. Turkcell has filed 60 separate lawsuits before the tax court for the cancellation of the tax and tax penalty demand. After the lawsuits were filed, the Company applied for a settlement procedure. However, settlement has not been reached, and the lawsuits are still ongoing. While we intend to vigorously defend our rights and our position in this case, no assurance can be given regarding the outcome. If decided against us, these cases could have a material and adverse effect on our results of operations and our financial condition. Currently, we are under tax investigation for the year 2013 and there is a risk that we may incur a special communication tax and a penalty as a result of this investigation.

Although we maintain and regularly review our internal control over financial reporting, there are inherent limitations on the effectiveness of our controls.

We maintain and regularly review internal control over our financial reporting. However, internal control over financial reporting has inherent limitations and there is no assurance that a system of internal control over financial reporting, including one determined to be effective, will prevent or detect all misstatements on a timely basis. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance regarding financial statement preparation and presentation. Our latest review has revealed certain deficiencies in our controls, although none that we believe constitute “material weaknesses”. However, our controls have in the past suffered from these and lesser deficiencies and no assurance can be given that others will not emerge in the future. A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of our financial reporting.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and Development of the Company

Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. Our principal shareholders are Sonera Holding B.V. and Turkcell Holding A.S., which hold 13.07% (does not include additional shares totaling approximately 0.94% that Teliasonera holds, according to public filings) and 51.00%, respectively, of Turkcell’s shares based on the Company’s official share book. Turkcell Holding A.S. is 52.91% owned by Cukurova Telecom Holdings Limited and 47.09% by Sonera Holding B.V. Cukurova Telecom Holdings Limited is 51% owned by Cukurova Finance International Limited and 49% by Alfa Telecom Turkey Limited. The address of our principal office is Turkcell Iletisim Hizmetleri A.S., Turkcell Plaza, Mesrutiyet Caddesi, No. 71, 34430 Tepebasi, Istanbul, Turkey. Our telephone number is +90 (212) 313 10 00. Our website address is www.turkcell.com.tr. In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Borsa Istanbul and our ADSs on NYSE.

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

In 2013, we won an auction held by the Turkish Ministry related to universal service, which requires installing sufficient infrastructure to uncovered areas with a population of less than 500 and its operations for 3 years. We started the service in August 2013 and as of the end of 2014, infrastructure covering 1,610 settlements has been installed (out of the three-year target of 1,799) within the scope of the project, with network-sharing technology.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2014, that number for the Group had grown to 71.5 million.

In 2014, we had total revenues of $5,512.9 million, our adjusted EBITDA totaled $1,725.2 million and we reported a net income attributable to the owners of Turkcell amounting to $864.9 million.

For the year ended December 31, 2014, we spent approximately $924.9 million on capital expenditures, compared to $853.8 million and $975.5 million in 2013 and 2012, respectively.

In addition to our operations in Turkey, we have various international operations. For more information, see “Item 4.B. Business Overview—International and Domestic Subsidiaries”.

4.B Business Overview

Based on operator announcements, we are the leading provider of mobile services in Turkey in terms of the number of subscribers, with 48% of the Turkish subscriber market as of December 31, 2014, compared to 51% as of December 31, 2013. We provide high-quality mobile voice, broadband and other services over our mobile communications network and have developed the premier mobile brand in Turkey by differentiating ourselves from our competitors with our value offers, which include: superior and innovative technologies, more advantages, outstanding and extensive service quality, and being a leader in social responsibility. We maintain our strong position in the market due to our customer-oriented approach and our ability to provide quick and differentiated solutions to meet customers’ needs through lifestyle segments. We are in compliance with all of our license requirements in all material respects.

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

GSM networks have traditionally been used exclusively as personal voice communications networks. Data communication in GSM networks has started with speeds of 9.6 kilobits per second (“Kbps”) and continued to improve with High Speed Circuit Switched Data (“HSCSD”), General Packet Radio Service (“GPRS”) and Enhanced Data rates for GSM Evolution (“EDGE”) technologies. Today, GSM networks can provide high-speed wireless data services of up to 300 Kbps.

The mobile telecommunications industry has increasingly provided mobile data services and used 3G/HSPA+ as a technology platform that is more suitable for data transmission. Currently, many advanced technology platforms are being developed to enable the provision of more sophisticated data services.

In the early 3G networks, the platform was only able to provide network speeds up to 384 Kbps. By using the new radio access technology, High Speed Downlink Packet Access (“HSDPA”) in UMTS networks, operators gain increased capacity and improved downlink speeds up to 14.4 megabits per second (“Mbps”). High

Speed Packet Access Evolution (“HSPA+”) further enhanced the mobile broadband experience and increased the data capacity of HSPA. HSPA+ enhances mobile broadband with peak rates of 63.3 Mbps.

The latest mobile communications technology available in the commercial networks is 4G (LTE and LTE-Advanced) which is an IP-based flat data network that offers ultrafast mobile broadband speeds of up to 300 Mbps with latencies of less than 10 ms. 4G networks have also evolved to offer voice services (VoLTE:Voice over LTE) and new services like LTE Broadcast (eMBMS).

b. The Turkish Mobile Market

The Turkish mobile market has growth potential with favorable demographics, relatively low penetration levels and continued economic growth.

According to a TUIK announcement, the Turkish population is young, with an estimated median age of 31, which is lower than elsewhere in Western Europe, and the majority of the population lives in urban areas. In addition, there were 77.7 million people living in Turkey as of December 31, 2014.

Penetration level increased to 92% in 2014 (based on the operators’ announcement). According to the operators’ announcements, there are currently three mobile communication operators in Turkey—Turkcell, Vodafone and Avea—with a total of 71.9 million GSM lines as of December 31, 2014. Vodafone entered the Turkish GSM market by acquiring Telsim on May 24, 2006. Telsim, which had received a 25-year license at the same time as us and on what we believe to be identical terms, including the $500 million upfront license fee, had been put up for sale by the Savings Deposit Insurance Fund (“SDIF”) in August 2005. The auction for Telsim was held on December 13, 2005, with Vodafone submitting the winning bid of $4.55 billion. Avea is an operator majority-owned by Turk Telekom. Turk Telekom is 55% owned by Oger Telecom, a multinational GSM operator owned 35% by Saudi Telecom Company. In September 2006, Turk Telekom acquired Telecom Italia SpA’s shares of 40.6% in Avea for $500 million. Turk Telekom now holds 89.99% of the shares in Avea. The remaining 10.01% belongs to Is Bankasi.

II. Strategy

Our vision is to ease and enrich the lives of our customers with leading communications and technology solutions. We strive to build value for our customers, shareholders and employees.

As a leading communications and technology company, our goal is to continue organic growth while selectively seeking and evaluating new investment opportunities. Building on our strength in brand, people, infrastructure and scale, we have identified five strategic priorities in which we intend to pursue opportunities for profitable business growth:

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

b. Services

We currently provide high quality mobile voice, broadband and other services to subscribers throughout Turkey. Subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract and receive monthly bills for services. Prepaid subscribers must purchase a starter pack, which consists of a simcard with balance of TRY 5 or TRY 20, while the top-up cards (both physical and digital) can be purchased in amounts ranging from TRY 15 to TRY 360.

As of December 31, 2014, we had approximately 19.4 million prepaid subscribers and 15.2 million postpaid subscribers, compared to approximately 21.2 million prepaid subscribers and 14.0 million postpaid subscribers as of December 31, 2013.

(i) Voice Services

Voice services are the main services that we provide to our customers. Voice services consist of high quality GSM services on a prepaid and postpaid basis. Throughout 2014, we simplified our tariff structure so that it is easy to use and can be tailored to our customers’ needs.

(ii) Mobile Broadband

We commercially launched 3G simultaneously in 81 province centers and major cities in Turkey at the end of July 2009 and reached 91.21% population coverage as of December 31, 2014. There are approximately 28.9 million registered 3G subscribers and 14.2 million 3G-enabled handsets in our network. Smartphones are an important component for the growth of our mobile broadband business. The smartphone penetration on our network reached 40% by the end of December 2014, up from a 30% penetration at the end of 2013.

A wide variety of data offers are made available as part of our voice and terminal bundled campaigns, where terminals are provided by dealers and distributors, to increase 3G device penetration, create a unique terminal experience and enhance the broadband internet experience. Distributors, dealers and Turkcell offer joint campaigns to the subscribers, which may include the sale of devices by the dealer and/or distributor and a communication service to be provided by us. In particular campaigns, the dealer makes the handset sale to the subscribers whose instalments will be collected by us based on the letter of undertaking signed by the subscriber. These campaigns contain a variety of 3G-enabled terminal devices such as feature phones, smartphones, 3G modems and tablets.

Throughout 2014, we sustained our position as leader of handset campaigns through our dealer channel and we delivered attractive joint campaigns with “top of the class” models of brands in high demand such as Samsung, Apple, and Nokia.

Turkcell launched its first Turkcell-branded handset, T10, the affordable Android smartphone joint campaign, to widen access to mobile broadband in 2010. Since then, Turkcell and our dealer channel introduced 6 additional T-series smartphone models and 1 tablet. In 2013, the domestically designed and produced smartphone T40 and the Turkcell-branded tablet were released and both of these devices brought dynamism to the market. Then in July 2014, the T50, which is Turkey’s first operator-branded 4G smartphone, gained significant market share in the smartphone market. The T50, which attracted great attention in the Turkish market, became the best selling smartphone in the market in the third quarter and was ranked number 1 in the SP hitlist published by GFK Market Research Company.

In addition to constant communication emphasizing 3G’s coverage, penetration and speed, we have launched many campaigns together with our dealer channels and applications to increase smartphone penetration and mobile broadband usage.

(iii) Other Mobile Services

By providing a wide range of services, Turkcell enables users to remain connected wherever they are, via their mobile devices. From basic telecommunications services to social community services, Turkcell responds to the diverse needs of subscribers to help them connect to life.

Consumer Products and Services

Consumer Product Management is focused on developing and managing products and services to address the diverse needs of both consumers and corporate customers, thereby enriching their lives. These services are designed around three pillars: enhancing the communication experience of our customers via better call management and messaging services, enriching their “on the go” experience by using mobile technologies, especially in the areas of entertainment, i.e. TV, music, sports, and gaming, and enabling our customers to access information according to their needs.

Turkcell seeks to differentiate itself by providing innovative and pioneering solutions in collaboration with its strong solution providers and various partnerships. Consumer Product Management offers various products and services, including but not limited to, call and balance management services and messaging options, government-related applications that provide information on schooling, court case statuses, financial transactions, educational services, cloud services and entertainment options (such as sports, gaming, TV and music).

In addition, Turkcell has developed a number of Turkcell-branded mobile applications in-house. Turkcell App Market is a localized application store for users to download both free and paid mobile applications to their supported handsets. It enables people to download more than 10,000 applications including Turkcell-branded applications and third party applications such as news, games and sports. As of December 31, 2014, Turkcell has 55 active Turkcell-branded mobile applications that were downloaded over 8 million times in 2014. The most popular downloads among Turkcell applications include Hesabim, which is a multi-platform application for Turkcell subscribers allowing them to keep track of mobile usage, change user settings and TL top-ups. The remaining popular applications that users can download through App Market are Turkcell Music, which is a legal music platform to stream and download music, Gollercepte, which allows fans to follow their team and be updated on a wide variety of categories such as game scores and player transfers, and Akilli Depo, which is a cloud service that helps data storage.

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

Real-time Enterprise

Turkcell has started the “Real-time Enterprise” initiative which aims to transform traditional enterprise processes into innovative, mobile-centric, real-time business processes. Real-time Enterprise consists of 3 major strategies: Mobile Enterprise, Real-time Marketing and Zero Infrastructure Enterprise.

Mobile Enterprise: Aims to create a difference by using end-to-end solutions running on smartphones and tablets, which are replacing computers, to access information from anywhere. The solutions consist of automation solutions such as field sales automation, M2M products such as Smart Fleet, EkipMobil and communication solutions such as the Turkcell Video Conference.

Real-time Marketing: Enables enterprises to reach the right and relevant audience at the right time and location. With the help of the big data analytics and the Internet of Things (IoT), Turkcell marketing solutions allow enterprises to understand their current or potential customers and provide the opportunity for effective marketing.

Zero Infrastructure Enterprise: Lets enterprises own a flexible, fast and secure IT & communication infrastructure without the burden of capital expenditure. The solutions are customer-oriented and such flexible solutions are located in Turkcell’s data center and cloud.

Turkcell Smart Enablers Services

Turkcell Smart Enablers is a network of mobile-based and innovative technological services that offers companies the opportunity to know their customers better, reach the right customer in the right place, and increase security measures. These services are provided through a web service (API) that is easy to integrate into companies’ own systems. Eighteen services have been launched within this service group.

As of the date of this annual report, more than 200 companies evaluate their business processes and provide new technological services to their customers by using Turkcell Smart Enablers web services (APIs).

Turkcell Smart Map: The Turkcell Smart Map service, which is another first for Turkey, makes it possible for companies who want to target specific customers to analyze large-scale data. Turkcell Smart Map is working on a website in which companies can analyze masses in 21 different sub-demographic profile combinations and reach the real target audience density. Turkcell’s corporate customers can analyze Turkcell’s mobile activity concentration at a point and time where an activity is being planned, or analyze where their own customers are concentrated at a specific time of day. Turkcell Smart Map transforms this concentration into user-friendly language. Through this application, companies may have access to important data that will help them conduct marketing activities, develop growth strategies, and decide on new investment and design campaigns. In 2015, Turkcell plans to integrate new features such as Point of Interest (POI) analysis, movement analysis and interactive dashboard reports.

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

Authentication Services

Mobile Signature, which was launched in February 2007, enables mobile subscribers to sign electronic documents and transactions with a legally-accepted digital signature using GSM SIM cards. Mobile signature subscribers can easily verify their personal identity in a digital environment and complete transactions remotely, without needing to be physically present. There are currently 80 application providers in the market, representing industries as diverse as banking, e-government, insurance, healthcare and e-commerce. One Time Password is widely used by corporate customers for two-level authentication controls on transactions. The service allows corporate customers to send a single-use password via SMS to consumers when providing authentication on transactions. It is widely used for online banking processes and login transactions.

Machine to Machine (“M2M”)

Since 2009, Turkcell has focused on its M2M business, whose principal markets in Turkey are car telematics, team tracking, fleet management, POS terminals, security alarms, smart metering, mobile health management, smart agriculture and sales force automation applications. Turkcell launched Turkey’s first M2M Platform in March 2012. With the M2M Platform, customers can manage their devices more effectively. As of December 31, 2014, the number of M2M subscribers reached 1.5 million.

Turkcell’s Smart Fleet offers logistics companies new opportunities in many aspects of their work, ensuring increased productivity. Also, the system greatly contributes to the environment by preventing wasteful fuel consumption.

Turkcell Energy Monitoring Service enables corporate customers to reduce their energy costs and also carbon emissions.

Turkcell Connected Car Platform offers an infotainment screen that works online. The driver can connect to vital information and entertainment under three categories: Navigation, Internet, and Roadside Assistance.

Turkcell also offers telemetry solutions to its corporate customers. In partnership with specialized third parties, Turkcell telemetry solutions allow customers to remotely access and collect metering data without utilizing a field force. Some examples of where telemetry services may be used include alarm systems, remote machine management, cold chain control, transformer stations, pipeline metering controls, and meteorology stations, among others.

Mobile Marketing

The increase in smartphone and tablet penetration has resulted in more data usage, more space to be creative and more interactive marketing tools in order to be engaged with customers. As the use of mobiles increases, mobile marketing is becoming a necessary part of every brand’s marketing strategy and Turkcell continues to grow its mobile marketing business as consumers move from a desktop to computing “on the go”. Turkcell utilizes mobile marketing and advertising channels to create additional value for customers. This value is ensured by one of the largest opt-in (customer permission) databases in Turkey, a variety of innovative marketing products and channels, and high response rates in comparison with traditional media. Through this database, advertisers can concentrate on their target market, segment their target groups and send specific messages to their recent and potential customers via different advertising channels.

During 2014, Turkcell was a very active and innovative player in the field of mobile advertising and launched several innovative products, including Micro Location Platform, Self-Service Location Portal, Mobile Site Wizard Platform and other display advertising services.

In 2015, Turkcell is aiming to develop more innovative services and products for innovative mobile marketing and advertising opportunities for companies and brands.

Turkcell Partner Services

Since 2002, Turkcell has been developing new products and services with its partners. Since 2004, these partnerships have been realized under the Turkcell Partner Network programs. The Turkcell Partner Network is a business ecosystem comprising more than 200 registered business partners functioning as application service providers, content providers, service provider system integrators, independent service vendors, and original equipment manufacturer business partners. This ecosystem comprises a business network of more than 10,000 professionals recruited by our partners and their distribution channels. Functioning in a versatile business environment, the Turkcell Partner Network is reinforced with a framework of development programs, technological systems and digital communications infrastructure to announce, publicize, process, monitor, grade, analyze, improve, regulate and sustain partnership management schemes and models. By utilizing this framework, partners in the Turkcell Partner Network are evaluated on a semi-annual basis on financial and customer experience performances. Based on the outcome of their achievements throughout the year, those with superior scorecards are promoted to benefit from Gold or Silver partner programs.

Turkcellpartner.com serves as a primary digital communication channel for the Turkcell Partner Network and incorporates various interactive components: the public portal (open access to all visitors), partner selfcare portal (partner-exclusive), blog, API portal, newsletters, and social media feeds. The portal also acts as a virtual professional networking platform, wherein partners can expose their skill sets and areas of interest and blog about the trends of mobile technologies.

Turkcell Partner Mobil is the pioneering mobile application in Turkey, allowing Turkcell customers and sales channels to interact with and learn about the products and services of the entirety of the business partners in the Turkcell Partner Network ecosystem. The application introduces more than 400 partner products and services and acts as a leveraging instrument to motivate partner willingness to do business with Turkcell, as well as emphasizing the in-depth use of mobile technologies available to corporate customers.

The Partner Sales Performance System is a state-of-the-art platform to monitor the end-to-end sales process of the partner sales force in the field. Made available for use by business partners operating on Turkcell Superonline products, M2M vehicle tracking, and corporate messaging business lines in 2014, this platform allows partners to submit potential sales leads and follow them up until and if the sales are successfully closed and the product order is activated. These operations help analyze the performance of partners before sales closure and their level of collaboration with the Turkcell sales force, i.e account managers and mobile/fixed solution specialists.

c. New Businesses

We are looking beyond our current value-added offerings and focusing our efforts on continuously-developing innovative products, services and solutions to meet our consumer and corporate customer needs and expectations. We have built a strong innovation partner network consisting of both internal and external innovation resources to extend to new business areas and to provide an advanced customer experience with unique value propositions delivered through cutting-edge technology. We are partnering with various adjacent industry players and startup ventures in different industries such as finance, media and connected-living to launch competitive offerings and build new businesses that will both differentiate us in the market and contribute to our growth. We are also connected to leading global innovation hubs, such as Silicon Valley and Boston in the U.S. and the Far East, to closely follow global market trends and identify new business opportunities. We are now one of the main local stakeholders for organizations such as Endeavor and the U.S. State Department-led Global Entrepreneurship Program. In addition, one of the major activities has been to take an active role in the local entrepreneurial network since 2002. We collaborate with key stakeholders such as entrepreneurs, institutional investors, universities, business incubation and acceleration centers, and non-governmental organizations, as well as angel investors.

We continuously support initiatives such as acceleration program partnerships, business plan generation competitions, events such as “the Global Entrepreneurship Weekend”, university roadshows, seminars and many others. In addition to these activities, in 2013, we launched our “Developers of the Future” project which guides the youth population towards becoming mobile application developers and provides them with an open innovation platform as they are building their collaborative software projects. The program, which celebrated its first anniversary in September 2014, had strong participation. More than 30,000 people registered to become community members, benefiting from 10 million pages of content on how to code in iOS, Android, Windows Phone and server platforms. In the first year of the program, 6,500 online and 150 printed certificates were issued to participants who successfully took the “Mobile Application Development Sufficiency Exam” given by Turkcell.

Launching its “Corporate Entrepreneurship Program”, Turkcell has been the first corporation in Turkey to support its employees in executing their own business ideas by providing them with training, funding and mentorship. There is a team dedicated to running the program and supporting the cultural shift towards a more entrepreneurial business approach. The program consists of 2 bootcamps, lasting 1 month and 3 months, respectively. There is an evaluation process before and after the program to select validated business ideas among others. During 2014, the program was run four times, 214 business ideas were evaluated, 28 of them were passed through validation processes and 7 of them are being built by the teams who brought the business idea. The increase in the number of applicants to the programs shows the interest in building innovative and customer-centric products amongst employees.

Within the organization, all employees are encouraged to join the innovation process with their voluntary efforts on creating and evaluating new business ideas. Furthermore, Turkcell has created a team dedicated to corporate entrepreneurship. Events promoting the sharing of ideas and encouraging brainstorming are organized regularly.

(i) Mobile Finance Business

Turkcell Mobile Payment is a SMS-based operator billing service, which was launched in 2009 and became the preferred payment method for more than 1,500 merchants. The main focus of Turkcell Mobil Payment is online gaming, dating, social networks, digital content and subscriptions and most importantly offering innovations to its customer base.

In 2014, Turkcell Mobile Payment service continued its growth and extensive use. By enabling Turkcell Direct Carrier billing at Google Play, Turkcell Mobile Payment took an important step by allowing its customers to shop without having to enter their credit card information. Even though Turkcell Mobile Payment is widely used for digital goods, Turkcell is determined to make the service live up to its full potential by expanding it into the physical world. Turkcell subscribers have already started to make their payments via just one SMS from parking lots, airports, restaurants, transportation vehicles, and so on. Considering that mobile penetration has reached 92% in Turkey, everyone has the possibility of making payments on their bills and for the upcoming years, Turkcell aims to add those subscribers into the mobile payment ecosystem.

After introducing two new mobile financial services in 2011, Turkcell formed a new strategy in order to increase the penetration of financial services and launched Turkcell Wallet in October 2012. During 2014, Turkcell focused on new business models to increase the penetration of wallet payments. In order to achieve its aim, Turkcell worked on enabling cards of any bank, performed further research and evaluated partnership opportunities in new business areas. The strategy has evolved into omni-channel payments. Now Turkcell customers can register the credit cards of any bank in every transaction channel. Turkcell aims to enable its customers to use their registered cards in both digital and physical transactions.

(ii) Digital Media Services

By streaming technology at 3G speed, Turkcell introduced the MobilTV service in 2009 enabling Turkcell subscribers to watch live television channels and on-demand video content on their mobile phones.

On April 18, 2012, Turkcell re-launched MobilTV service and introduced Turkcell TV with an enhanced multiscreen “personal” user experience and a rich content library. Turkcell’s multi-screen TV platform Turkcell TV+, launched in October 2014 by Turkcell Superonline, delivers the next generation TV experience to its subscribers across four screens anywhere, any time. With Turkcell TV+, subscribers can enjoy over 100 channels, popular TV series, and famous shows and hit movies as Video-On-Demand. Turkcell TV+ offers a new-age TV experience with playback of TV broadcasts of up to 12 hours, and subscribers receive unlimited storage for recording their TV content to the cloud. Users can also access this service from any device, and switch between four screens for a seamless TV experience.

Turkcell Magazine Kiosk is an application that gives users free access to the highest-quality magazines published in Turkey on their iOS/Android tablets and smartphones. The magazines available through this application are enriched with additional videos, photographs and music and provide a unique experience to users with 3D animations.

(iii) Digital Life Services

Instant Messaging Service (BiP)

Turkcell’s instant messaging app BiP, which offers an easy and fun way of messaging, increased its subscriber base through marketing activities focusing on BiP’s new content reflecting the Turkish culture and its better customer experience.

Music

Turkcell’s digital music service Turkcell Muzik enables its users to access millions of songs. With more than 4 million songs, Turkcell Muzik offers the largest Turkish music archive as well as popular songs from all around the world. With improved features and user experience provided through the new version launched in October 2014, users can enjoy legal music from their mobile phone, tablets or their computers and stream millions of songs online and even listen to their favorite songs offline.

Cloud Services

Turkey’s first personal cloud service was launched by Turkcell and has increased its user base to 1 million within one year. Turkcell’s personal cloud service, Turkcell Akilli Depo, provides its users the ability to store their photos, documents, and videos in one secure, convenient, personal space and share them easily. With Akilli Depo’s safe and secure structure and autosyncing abilities, we believe that Turkcell users do not have to worry about losing their digital assets anymore and can access their assets from anywhere, any time. We plan to offer improved features during 2015.

Mother & Child

The Turkcell Mother & Child initiative is a mobile application in which parents and children access content intended for them through different interfaces. Pre-school kids and parents can access significant information and rich content through this app. All information, recommendations regarding child development (which have been provided on the Mother interface) and all content provided to children on the Child interface have been prepared with the guidance of teachers and approved by the Association of Pedagogues.

Education

In January 2014, Turkcell Academy, which was founded in 2006 to train Turkcell’s employees, went digital in collaboration with leading educational institutions. This initiative has made digital learning available to Turkcell customers and to the general public with more than 2,500 videos that span a wide range of subjects in multiple categories: Innovation-Entrepreneurship, Leadership, Business World, Technology, MIT, Coursera, Khan Academy, Business English and preparation for exams, which provides courses on the basics of sciences and finance.

Health

Turkcell Smart Health Solution effectively enables patients with chronic diseases, such as diabetes, hypertension, asthma and heart arrhythmia, to automatically record and send their test results to their healthcare providers (primary physicians, hospitals, etc.) in a secure way, providing a reliable remote healthcare monitoring solution, backed up with a 24/7 medical call center. This solution was developed by Turkcell and its benefits have been recognized by the Istanbul University Faculty of Medicine through a comprehensive clinical study. It has been commercially available since May 2014.

d. Other Services

(i) International Roaming

Our coverage extends to many countries in the world. As of December 31, 2014, we have further enhanced our position as the leading mobile operator of international roaming services by expanding our partnership in 208 destinations throughout the world, pursuant to commercial roaming agreements with 680 operators.

Since July 2002, we have provided roaming services for prepaid subscribers of foreign mobile operators visiting Turkey. We were the first operator to provide such a service in Turkey. This service, called Passive Customized Applications for Mobile Network Enhanced Logic (“passive CAMEL”), can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2014, we offered prepaid roaming to the prepaid subscribers of 380 operators in 151 destinations.

Since October 2004, we have offered roaming services for Turkcell prepaid subscribers traveling abroad. This service, called Active Customized Applications for Mobile Network Enhanced Logic (“active CAMEL”), can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2014, we offered prepaid roaming to Turkcell prepaid subscribers through 431 operators in 174 destinations.

Since October 2002, we have offered GPRS roaming. As of December 31, 2014, we allowed our subscribers to access the internet and reach their email accounts while traveling, through 544 GPRS roaming partners across 193 destinations.

As of December 31, 2014, our subscribers can send SMS to more than 680 mobile operators located in 208 destinations, including North America and China and in order to balance international SMS traffic, we have 128 International SMS Interworking Agreements in place.

Since December 2005, our subscribers have been able to send and receive MMS to and from subscribers of foreign operators. As of December 31, 2014, our subscribers were able to send MMS to 150 mobile operators in 78 destinations.

On July 30, 2009, we became the first operator in Turkey to launch 3G Roaming services in many different locations around the world. As of December 31, 2014, our subscribers enjoyed high speed mobile internet connections with 372 operators in 156 destinations.

We have entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan, Libya and Syria. These arrangements have been entered into in the ordinary course of business and on arm’s-length terms that we believe to be in line with industry standards. Under the roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totaled less than $1.8 million and our net expense for our subscribers roaming on the networks of operators in the listed countries was less than $2.2 million. In financial terms, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan, Libya and Syria are material.

IV. Tariffs

Our charges for voice, messaging, and data consist of monthly fees, usage prices, bundles and volume discount schemes and options under various tariff schemes. Our license agreement regulates our tariffs for GSM services. The license agreement provides that, after consultation with us and consideration of tariffs applied abroad for similar services, the ICTA sets the initial maximum tariffs in Turkish Lira and U.S. Dollars. Thereafter, our license agreement provides that the maximum tariffs shall be adjusted at least every six months. The license agreement provides a formula for adjusting the existing maximum tariffs. For the maximum tariffs established in Turkish Lira, the formula is: the Turkish Consumer Price Index announced by the Ministry of Industry and Trade for Turkey minus 3% of the Turkish Consumer Price Index announced by the Ministry of Industry and Trade. For the maximum tariffs established in U.S. Dollars, the same method is applied to the USA Consumer Price All Item Index Numbers.

Although the Concession Agreement includes a provision regarding the increase of the maximum tariffs, the ICTA has decreased the maximum tariff since 2007, which has negatively affected our tariff structure. The Company initiated lawsuits for the annulment of such decisions. Some of the lawsuits were rejected by the courts and we appealed these decisions. The Plenary Session of The Chambers for Administrative Cases approved two of the first instance courts’ decisions and we applied for correction of the decision process for the two respective decisions. The other lawsuits are pending.

For more information on how our maximum and minimum price levels are established, see also “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

There are various tariffs based on the subscriber segment (postpaid or prepaid, corporate or consumer).

a. Main Tariffs

We have segmented tariff plans that target specific subscriber groups. In the postpaid segment, linear tariffs offer flat and on-net (Turkcell subscriber to Turkcell subscriber) usage advantages. A majority of our customers prefer packages which include minutes to Turkcell, intra-company calls (for the corporate segment) and all national directions. Turkcell also offers all-inclusive packages which are offered with annual fixed-price plans that include price discounts and/or extra minutes. In the prepaid segment, the main tariffs offering advantageous prices that are based on a refill amount are the “Super Tariff” and “Youth Tariff”. In addition, we provide fee-based optional minute packages/TRY cards for calls to PSTN (Public Switched Telephone Network).

(i) Consumer Data and Terminal Campaigns

We have different tariff bundled terminal campaigns offered jointly by our dealer channel in which minutes, SMS and data services can be bundled with these terminals, which could lead to the use of 3G services and mobile broadband.

We also have many mobile data bundled offers based on different customer needs according to their usage patterns, such as lifestyle segments, data amount, usage hours, and seasonal usage. Examples include shared data packages, URL-based offers, throttling data packages, Vinn (dongle) and Vinn wifi offers, Kamu Vinn and Need-based Vinn offers.

(ii) Corporate Tariffs and Loyalty Programs

We offer a variety of voice packages to our corporate customers to meet their communication needs. These packages include company, on-net and/or flat minutes. We also offer bundled versions of these packages including data and flat SMS.

In addition to mobile voice tariffs, we also address and provide solutions to our corporate customers’ different telecommunication needs with the Total Telecom Solutions Provider (“TTSP”) approach. We collaborate with our subsidiary, Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), to serve TTSP products like VOIP, MPLS/VPN, data center, cloud, and mobile and fixed bundle offers to our customers from a single source. Moreover, we have initiated new data center investments in Gebze and Ankara, which are expected to become active at the end of 2015 and the second half of 2016, respectively. Our corporate customers will benefit from the services provided such as co-location, cloud and security services in the data centers.

We realized that our customers require the optimization and fulfillment of their telecom needs. In order to meet their expectations, for our corporate customers, we launched a new initiative named “Technology Initiative for Corporates”, aiming to match our products and services with the vertical and situational needs of their companies. With this initiative, we aimed to fulfill their needs as a one-stop shopping experience with the “applicable & affordable Turkcell high quality technological solutions” and let them focus on growing their business.

We are focused on two primary business areas in which companies in Turkey can benefit the most from our services and improve their businesses in many different ways. These areas are “Marketing” and “Network&IT” solutions. In 2014, these frameworks were highly preferred by our customers. Within the framework of this initiative, which differentiates us from competitors, we also focus on the situational conditions of the companies, such as “starting a new business”, “opening a new branch”, “cost-cutting” and “institutionalization”.

For small and micro businesses, we have dedicated voice and non-voice offers, and provide different benefits for craftsmen. Other than the horizontal areas listed above, we have created a club that addresses the 360-degree needs of professionals such as lawyers, doctors, pharmacists, freelance accountants and real estate consultants. In addition to dedicated products and tariffs for these lines of work, we created a platform in which professionals can get extra Platinum Business benefits and can benefit from customized customer experience processes which are designed only for them.

We have 2 loyalty programs which are called IsteKazan and Platinum Business. We launched our business to business (“B2B”) loyalty program, IsteKazan, in March 2010, for Turkcell corporate customers. IsteKazan is the first loyalty program focused on the B2B segment, where we have worked with 5 different brands across the country. The main focus of IsteKazan is to offer advantages to our corporate customers and provide them with cost advantages on their non-GSM costs. Based on customer preferences and requirements, the most appropriate solution package is designed, such as discount bundles, cost level alternatives, and so on. With this program, Turkcell corporate customers get discounts in several areas such as market, gas, transportation, technology, car rentals, dry cleaning services, and so on. Platinum Business is the other loyalty program which provides special solutions for company subscribers to increase the luxury and convenience in their lives. Thus, this program provides attractive co-branding offers with various brands. For instance, it offers discounts on sea taxi services between the Asian-European sides of Istanbul, as well as providing shuttle services in order to help our customers reach their destination during ski holidays. All corporate subscribers can attend the Platinum Business Club, have the Platinum Business Star package and benefit from brand discounts.

(iii) Roaming Tariffs

Turkcell intends to provide advantageous price schemes to customers when abroad. With a customer-oriented focus, Turkcell offers products to subscribers with high- and low-roaming usage. For subscribers preferring low-usage, Turkcell offers a linear roaming tariff known as the “Turkcell World Tariff”.

The subscribers, unless they apply for a specific roaming package, are subject to the Turkcell World Tariff when traveling abroad. In January 2013, the “Smart Roaming Tariff” was launched. With this tariff, voice/SMS bundle and data-only solutions are offered. The Smart Roaming Tariff activates automatically, if and only when, the subscriber makes/receives a call, sends an SMS or uses GPRS. The tariff is activated again after the limits are exceeded. Whenever the subscriber goes abroad again, the tariff is reactivated automatically with the first usage unless the subscriber has already opted out. Additionally, Platinum customers enjoy “Super Roaming Campaign” which enables them to use their domestic tariff while abroad by paying a daily fee. Other than the Smart and Super Roaming options, Turkcell offers advantageous voice, internet and SMS packages for high-usage levels. Overall, Turkcell aims to provide better roaming experiences with various pricing schemes that fit different usage patterns.

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

In 2014, the churn rate slightly increased to 28.3%, primarily due to competition and the impact of Turkcell’s compliance with the ICTA decision, dated March 13, 2013, raising the lower limit applied on our on-net voice tariffs. We have what we believe to be an adequate allowance for doubtful receivables in our Consolidated Financial Statements for non-payments and disconnections amounting to $313.8 million and $324.0 million as of December 31, 2014 and 2013, respectively.

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

VII. Mobile Network

a. Coverage

Statements regarding our 2G coverage are based on the ICTA’s specifications as well as the TUIK’s announcements regarding the population, and statements regarding our 3G coverage are based on the ICTA’s 3G coverage calculation specifications issued on April 25, 2012. Our mobile communications network is designed to provide high-quality coverage to the majority of Turkey’s population throughout the areas in which they live, work and travel. As of December 31, 2014, Turkcell covered 94.79% of Turkey and 99.81% of its population, including 100% of cities with a population of 1,000 or more. Coverage also includes a substantial part of the Mediterranean and Aegean coastline, and during 2014, we enhanced coverage in low-populated areas (populations of less than 1,000 people) as well. We have significantly exceeded the minimum coverage requirements of our license.

We have also expanded our mobile communications network to add capacity to existing service areas and to offer service to new areas, including the improvement of existing urban, suburban and intercity road coverage. In 2015, we will continue to expand our coverage and further enhance capacity in populated areas. During 2015, Turkcell will continue with the roll out of 2G coverage to 1,799 settlements of populations of less than 500 (total population is around 258 thousand) within the scope of the Ministry of Transport, Maritime Affairs and Communications’ Rural Coverage Project as part of Universal services. We started the service in August 2013 and as of the end of 2014, infrastructure covering 1,610 settlements has been installed within the scope of the project, with network sharing technology, which enables all operators to use the same BTS, BSC and IP Transmission lines.

We commercially launched 3G simultaneously in 81 province centers and major cities in Turkey in July 2009. As of December 31, 2014, we had covered 91.21% of Turkey’s population and more than 99.7% of 16 metropolitan municipalities’ population. As a result of the amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement, by its decision, based on this amendment. We filed a lawsuit for the cancellation of this aforementioned decision. There has been no progress in this case yet.

Benefiting from higher-quality communications provided by the widest spectrum in 3G, Turkcell will continue to offer seamless communications services to its customers with by far the most extensive coverage amongst its peers.

In 2014, we continued to develop and improve the coverage and capacity of our network. In urban areas, we increased both coverage and capacity by placing network infrastructure in commercial sites such as shopping malls, business complexes and entertainment centers. We became the first mobile operator extending 3G coverage to all of the districts of Turkey.

We began using 3G Small Cells (such as Femto, pico and micro) - solutions to further enhance our coverage at some places where signal penetration problems may exist due to thick concrete walls, coated glass windows, basement floors, etc.

b. Quality of Service

The ICTA published a “Regulation on Quality of Service in the Electronic Communications Sector” on September 12, 2010, effective as of December 31, 2011 (see “—Regulation of the Turkish Telecommunications Industry” for further details). The Turkcell Network is currently above the standards set by the statement. As usual, “Call Drop” was one of the major Quality of Service figures that we focused on during 2014.

Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during the most congested hour of network traffic during the relevant time period to the traffic intensity in that congested hour. Using such industry standard for dropped calls, our dropped call rate for our 2G network has further decreased below 0.5%.

Turkcell also provides high quality services through its 3G network. In a short time, we have succeeded in reducing the 3G dropped call rate below the 2G network. The rate of service quality is being enhanced all the time due to investments in our 2G and 3G network to improve the quality and capacity of the network.

We have started to offload data traffic by increasing the percentage of small cells in the network for improving customer satisfaction. We also focused on Special Distributed Antenna Solutions and customization of parameter settings in major stadiums to maximize the capacity of our 2G/3G Access Network.

Together with Turkcell Superonline, we have also implemented WiFi offload integrated with the Turkcell 3G network to further enhance the customer experience.

We are the only operator in Turkey that can increase its carrier number up to 4, due to our A-type license agreement. We use this feature to increase our capacity and provide services to a larger number of subscribers. In 2014, we continued to increase the number of carriers with the advantage of an A-type license (2x20 MHz) and we have sufficient bandwidth to serve our current and projected short-term subscriber base and we currently meet the capacity requirements of both our 2G and 3G subscribers. Turkcell has been awarded the ISO 9001 certificate since 1999 and renews its ISO 9001 certification every two years in the scope of design, installation, operation, sales, after sales services of global mobile communications within Turkcell functions. The latest certification Turkcell was awarded is the ISO 9001:2008 Quality Management System Certificate in 2014. In addition, Turkcell received the ISO/IEC 20000-1:2005 IT Service Management System Certificate in January 2011. As the first telecommunications company with the ISO 20000-1:2005 certificate in Turkey, Turkcell has promoted the adoption of an integrated process approach to effectively deliver managed services to meet business requirements.

c. Network Evolution

(i) Radio Network

We have already achieved a speed of 43.2 Mbps through dual-carrier technology in more than 99% of the base stations across the country. We have also implemented HSUPA 5.76 Mbps in our entire 3G network. In the GSM network, EDGE is used as a complementary technology to UMTS/HSPA. EDGE is an evolution of the GSM technology which allows consumers to use cellular handsets, PC cards and other wireless devices at faster data rates of up to 300 Kbps. Today, all of our base stations support EDGE technology. To enhance our 2G network capacity where congestion is a possibility, we intend to construct additional network sub-infrastructure, or implement technological advances that will permit bandwidths to be used more efficiently.

In 2014, we focused on 3-Carrier High-Speed Downlink Packet Access (3C-HSDPA) and Dual-Carrier High-Speed Uplink Packet Access (DC-HSUPA) technologies. Turkcell, together with Ericsson and Qualcomm Technologies, Inc., a wholly owned subsidiary of Qualcomm Incorporated, successfully demoed the world’s first live 3C-HSDPA on a commercial network. 3C-HSDPA is engineered to increase user speeds for downlink by up to 50 percent throughout the entire cell compared to dual-carrier, regardless of network load. The demo recorded 63 Mbps downlink and 11.5 Mbps for uplink. In 2014, we also implemented 3C-HSDPA (63.3 Mbps) and DC-HSUPA (11.5 Mbps) technology in our 3G network becoming the first mobile operator worldwide to provide this service in its network. Our customers will soon be able to experience the highest download/upload speeds of 3G technology.

Turkcell’s radio network has evolved to a multilayer architecture including 3G Small Cell (such as Femto, pico and micro).

In 2013, we installed a 4G (LTE Advanced) trial network and tested LTE Advanced with Carrier Aggregation. The speed of the Carrier Aggregation technique combines different frequency bands making it possible to reach very high speeds. During the tests, we reached speeds of up to 900 Mbps in a lab environment (a record speed for Turkey on a mobile network) and up to 300 Mbps, with prototype LTE A modems.

During 2014, Turkcell continued to work on 4G technology as the next step in the network evolution path of mobile broadband services including field trials and network infrastructure readiness activities.

Turkcell became a member of the NGMN (Next Generation Mobile Networks) and also a member of the NGMN Board in 2013. Turkcell joined NGMN 5G work groups along with other global mobile operators to define the requirements of a 5G network during 2014.

(ii) Transmission Network

Turkcell is the first operator in Turkey to start deploying All-IP NodeBs throughout its network. We are not only expanding our 3G network but also migrating legacy TDM-GSM sites to IP through the deployment of Abis over IP technologies. Thus, we currently have an All-IP mobile backhaul of more than 20,000 BTSs and Node-Bs that provides resiliency, ease of operation and operational expense advantages. In addition to this, we have also invested in topology redundancy projects due to our IP/MPLS backhaul for better service availability. Backhaul bandwidth capacities were increased for wide coverage of 43.2 Mbps dual-carrier applications and the Microwave Radio Link network was modernized for Native Ethernet and Adaptive Modulation support to increase availability and reduce outages due to severe rain conditions. Usage of fiber connectivity is moving deeper from High-RAN aggregation points towards Low-RAN aggregation points. Also fiber to the site applications have been started for 4G readiness of sites with very high traffic.

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

e. Network Maintenance

We have entered into several system service agreements. Under these agreements, our mobile communications network, including hardware repair and replacement, software and system support services, consultation services and emergency services are serviced by local providers. Our subcontractors perform corrective and preventative maintenance on our radio network in the field, although providers repair all the network equipment. We have regional operation units with qualified Turkcell staff that operate and maintain our network in Turkey.

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

g. Business Continuity Management (“BCM”)

Turkcell Business Continuity Management identifies potential threats, their impact and provides a framework for building resilience with the ability to create an effective response that safeguards the interests of our key stakeholders, their reputation, brand and value-creating activities. We established the Business Continuity Management System (“BCMS”) to implement, operate, monitor, review, maintain and improve the business continuity.

Turkcell BCMS is assisted by the coordinators and business continuity virtual team. Regular BCM training and awareness programs are carried out throughout the organization. The effectiveness of BCMS is monitored every year through internal/external audits, and integrated exercises, the results of which are reviewed in management review meetings. In 2014, we exercised and tested our business continuity plans, communication and warning procedures to ensure that they are consistent with the business continuity objectives.

Turkcell’s BCM will be able to cover the majority of Turkcell’s operations through potential environmental events and natural disasters. Our aim is to ensure the continuity of the call, messaging, internet and societal security services at acceptable predefined levels following disruptive incidents. Business continuity plans are prepared by taking into consideration the customer’s expectations, company policies and legal obligations. They are regularly exercised to guarantee the operation of time-sensitive business activities in case of business disruptions. We are continuously improving our business continuity capacity in accordance with the “ISO 22301 Societal Security, Business Continuity Management System” international standards and continue to work with our group companies, Turkcell Superonline and Global Tower, while preserving our image as a reputable and solid GSM operator.

In 2013, Turkcell applied for the ISO 22301 “Societal Security, Business Continuity Management Systems” certification which demonstrates our commitment to provide reliable services to our customers. On January 6, 2014, Turkcell’s ISO 22301 certificate was approved by an external certification body. This certificate demonstrates our commitment to provide reliable products and services to our customers with the scope of the business continuity management activities comprising voice, messaging, internet and social security services.

Turkcell has started to implement the ISO 50001 Energy Management System since the beginning of 2014 and issued an “Energy Review Report” in April 2014 in order to analyze energy use and consumption, identify the areas of significant energy use, and identify, prioritize and record opportunities for improving energy performance. Turkcell received the ISO50001 Energy Management System Certificate in October 2014 as the first telecommunications company with the ISO 50001 certificate in Turkey.

VIII. Sales and Marketing

We design our sales and marketing strategy around subscriber needs and expectations. We try to ensure the loyalty of our subscribers by providing offers, campaigns and our advanced service delivery platforms.

a. Sales Channel

Our nationwide distribution channel is an important asset that helps us differentiate ourselves from our competitors and achieve our sales targets. Our strong and extensive distribution network consists of distributors, Turkcell Distribution Centers (“TDC”), Corporate Solution Centers, non-exclusive dealers, Turkcell Communication Centers (“TIMs”), and Turkcell Stores as well as points of sale for scratch cards and prepaid airtime, including digital channels, ATMs, Point of Sales (POSs), web, call centers, supermarkets, gas stations and kiosks. We sell postpaid and prepaid services to subscribers through our distribution network. The number of exclusive and non-exclusive dealers totaled approximately 13,700 sales points as of December 31, 2014.

Our exclusive retail network consists of powerful retail dealers with good locations, modern designs and superior after-sales service. TIMs lead the market with their user-friendly atmosphere, new products and services and dedicated employees. In 2009, TIMs were relaunched with the motto “We aim to ease your life with technology” in order to enhance our customer service-oriented image under the “TIM” brand. As of December 31, 2014, Turkcell had 1,176 exclusive sales points. Every year, 20-22 million customers are served by our specialized sales force, which consists of approximately 9,000 people in TIMs. In addition, the six flagship Turkcell Stores in three cities (Istanbul, Ankara, Antalya), fully operated by Turkcell, continue to enhance Turkcell’s brand image in the retail world by providing what we believe to be the best customer experience and introducing top-of-the-line new products and services to our customers. Moreover, we have 254 Technology Specialists in TIMs who coach the entire sales force, help customers experience technology and spread the latest technological information.

Our non-exclusive dealer network provides us with a high penetration of Turkcell products and services in Turkey. Our 36 TDCs are aimed at enhancing our distribution effectiveness in the non-exclusive channel and ensure the timely and efficient distribution of Turkcell products and merchandising materials. They also facilitate the Turkcell brand and offer awareness in this competitive channel.

Alternative sales channels are re-designed under four main branches: Telesales, New Sales Channels, Online Sales and Self-Service Channels.

We are working on attracting our customers to all of our channels through digital channels and by co-branding. We offer our customers fast and safe access to our products and services 7/24 via turkcell.com.tr, our Online Sales Channel. Another channel is our Self-Service Channel (which consists of ATMs, Call Centers, internet branches of banks, Kiosks, and in other channels, over 10 thousand national and local markets and post office branches) where we give our customers the opportunity to access Turkcell’s products easily and quickly.

All dealers are compensated based on the number of new subscribers they sign up and the level of such subscribers’ usage, as well as additional incentives based on their performance.

Sales Management develops strong relationships with and promotes brand loyalty among dealers through a variety of support and incentive programs. Training programs aim to educate dealers’ personnel on the technical aspects of our products and services, as well as sales techniques to increase sales and enhance customer relations. The technological development projects commenced in 2007, coupled with merchandising services, point-of-purchase (POP) materials and channel specific campaigns, help to support the sales efforts in all of our sales channels.

We address strategic enterprises, large enterprises and medium businesses through three channels, which are account managers and small businesses with indirect sales channels, corporate focused dealer organizations and telesales operations. With the objective of coordinating all sales processes, working closely with more customers and improving effectiveness and efficiency, corporate customers are managed directly by these sales channels. The main aim of this activity is to provide mobile services to strategic and large enterprises and medium and small businesses in order to meet their communication requirements and also to support these solutions with retention and acquisition programs and tariffs. We work closely with solution partners and application providers to integrate mobility into companies’ operations through tailor-made total solutions packages.

b. Advertising

We believe that technology-empowered innovation will define how the lives of every individual, every company and the world will prosper in the future. At Turkcell, our objective is to transform the latest technologies into innovative communication solutions that ease and enrich consumers’ lives and improve productivity of the companies we partner with. As a result, we believe that consumers will make Turkcell the most beloved brand and reward us with leadership and loyalty.

In 2014, we remained focused on understanding the needs of each consumer segment thoroughly and offered to them tailored solutions comprising our value offers: superior coverage, 3G speed and mobile technologies, more advantages, outstanding and extensive service quality, and leadership in social responsibility. We lend our power to our customers by enabling them to be more connected to life with simple communications solutions ready at their fingertips. Turkcell brand communications continued to be harmonized in different forms of media, such as television, internet, outdoor events, etc., in order to deliver more consistent messages.

In 2015, our aim is to revitalize the brand DNA to accelerate our pace of innovation and to further improve our superior performance. We will further improve brand image via transforming those advancements into communication.

c. Customer Services

The key part of our strategy is to provide basic and premium services by thinking and acting in a customer-focused manner. Our goal is to sustain a continuous relationship with the customer through customer satisfaction. We continuously ask our customers how satisfied they are with the service they experience and for any suggestions through near real-time mobile surveys. We aim to achieve operational excellence throughout all customer touch points by continuously improving and simplifying processes and services. We design our processes and structures based on our customers’ feedback. In 2014, we expanded this practice and started to implement segmented customer experience, focusing on consumer’s lifestyles, consumption habits, jobs, etc., and offering services accordingly.

We mainly work with Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”). Turkcell Global Bilgi offers 24 hours-a-day, 7 days-a-week contact center services at several sites and manages more than 200 million contracts annually. Turkcell’s customer service strategies for contact centers are implemented by Turkcell Global Bilgi and we ensure that customer services and customer satisfaction programs, which are also provided by Turkcell Global Bilgi, are executed in line with Turkcell’s customer strategies. Turkcell Global Bilgi’s success has been verified by a number of domestic and international awards in 2014. Among these were “The winner of Excellence in Practise Award” for “Best Outsourcing Partnership” in the American Society for Training and Development, “The Gold Medal winner for Best Customer Experience and Practise” in the EMEA region and “The Gold Medal winner for Best Customer Contact Center and Excellence” in Europe at the Europe Call Center Awards. With regard to Turkcell’s customer satisfaction, we received “The Customer Satisfaction Sustainability Award” at the National Quality Awards organized by the Turkish Quality Association (“KalDer”) for sustaining our number one ranking in the Turkish Customer Satisfaction Index for the past seven years. Turkcell Global Bilgi was ranked first in the world in the category of “Best Customer Experience and Application” in the “2014 Top Ranking Performers” awards due to its successful performance in customer service in the world’s largest organization named “Contact Center World”. We ranked first in the ALFA awards regarding “Complaint Management” in the GSM sector. We won the prize with our following successes: ratio of the complaints turned into “appreciation”, and first-time feedback speed for the complaints and complaint ratio, which is equal to market share over number of complaints.

We also offer customer service at face-to-face communication centers named TIMs and Turkcell stores. Our 1,182 centers are established all around Turkey in order to meet our customers’ technological needs and demands.

Furthermore, meeting the service needs of our customers online is crucial for us. We have a self-service mobile application called My Account available on web, mobile and smartphone platforms. We also respond to customer requests on social media platforms, both proactively and reactively via deliberately-established corporate customer service accounts. Customer services via web chat, e-mail and SMS chat for specific customer segments are progressing with a high-volume experience. In addition, we offered Turkcell Forum and proactive web chat capabilities to our customers in 2014.

For corporate customers, account managers are assigned for exclusive service. An account manager is the single point of contact and provides proper solutions in response to customer needs. While managing our corporate customers through four sales segments, we also support our customers through e-mails, calls and back office, under the umbrella of our Contact Center. We have Corporate Customer Representatives to support direct requests from our strategic enterprises and large enterprises and/or to support indirect requests received through our account managers. In addition, for small and medium businesses, we aim to meet faster and higher quality service standards by providing online solutions to satisfy the demands of our sales teams regarding their customers’ demands with our “Field Support Desk”. Moreover, we developed a mobile application called “My Business” for our corporate customers, which enables them to complete Turkcell-related corporate operations quickly.

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

Turkcell has been awarded the ISO 10002 certificate since 2011 and continuously renews its ISO 10002 certification every year in the scope of design, installation, operation, sales, and after-sales services of global mobile communications within Turkcell Functions. The latest certification is ISO 10002:2004 Quality Management-Customer Satisfaction-Complaints Handling Certificate, which was awarded in 2014.

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

Our international and domestic endeavors will continue in 2015. We will continue to selectively seek and evaluate new investment opportunities both in our main and adjacent communication and technology business areas as well as the businesses outside of the scope of our core business.

Ukraine—Life:)

We acquired our interest in our subsidiary Astelit on April 2, 2004, by purchasing the entire share capital of Astelit’s parent, CJSC Digital Cellular Communications (“DCC”), from its shareholders. Astelit, 99% owned by DCC, held a nationwide GSM 1800 license. On April 4, 2006, Astelit announced a merger of DCC and Astelit, which was completed on August 1, 2006. Our interest in Astelit was previously held through our wholly owned subsidiary, Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Uluslararasi”). However, Turktell Uluslararasi merged into Turkcell and the registry record of Turktell Uluslararasi was deregistered on December 24, 2014. Therefore, Turkcell directly holds 55% of Euroasia, which is the 100% owner of Astelit. System Capital Management Limited (“SCM”) indirectly holds 45% of Astelit through Euroasia.

Astelit began its operations in the Ukrainian market in February 2005 with its new brand “life:)”. As of December 31, 2014, Astelit had 13.9 million registered subscribers, a 10.3% annual increase from 12.6 million registered subscribers as of December 31, 2013. The majority of subscribers are prepaid subscribers as of December 31, 2014. Astelit’s three-month active subscribers reached 10.3 million as of December 31, 2014 from 9.2 million subscribers as of December 31, 2013. During the third quarter of 2010, the definition of active subscriber was modified to churn out any subscriber whose only activity was the receipt of bulk SMSs or call forwarding.

The life:) brand has become one of the best-known in the country and reached 99% recognition in the market due to its strong differentiation from existing mobile brands and its focus on innovation, transparency and youthful spirit. The company has been known in the market as one of the most dynamic and innovative ever since life:) was the first to introduce a number of new technologies and products that had previously been unavailable to Ukrainian subscribers. The company is highly motivated to keep its innovation leadership in marketing and sales. In 2011, Astelit adopted its new regional strategy, which divides the country into three major regions and focuses on each region with tailored marketing and sales activities. As a result, Astelit expands and improves its sales network to bring its products and services to the most remote parts of the country. By the end of 2014, Astelit had 41,172 non-exclusive sales points throughout Ukraine, 195 life:) exclusive sales points, 151 branded life:) partners’ sales points and 81 customer service centers operating in 60 cities in the country. As of December 2014, Astelit provided roaming opportunities in 187 countries via 462 roaming partners.

As of December 31, 2014, Astelit operated in 100% of the cities of Ukraine with a population of more than 2,000 inhabitants (2,257 settlements) and in total more than 28,825 settlements nationally, and all principal intercity highways and roads, which corresponds to coverage of approximately 98.6% of the whole population of Ukraine or 94.4% geographical coverage with 10,702 base stations. Astelit stopped recording revenues from Crimea starting from the end of September 2014 and impaired its assets in that region. Astelit is currently evaluating its options with respect to the disposition of its assets in Crimea. Furthermore, the current military and political crisis in the Eastern part (mainly in Donetsk and Luhansk) and with Russia remains unresolved, which could lead us to evaluate our options in the Eastern region. Cumulative capital expenditure for the development of Astelit’s coverage amounted to $1,547 million as of December 31, 2014. In 2015, Astelit will continue investing to increase capacity of its network.

Astelit is dedicated to further developing innovations in the market. The National Commission for the State Regulation of Communications and Informatization (“NCCIR”) announced in December 2014 that a tender making the 3G license available will take place on February 16, 2015. In compliance with the 3G tender conditions, Astelit paid tender guarantees of UAH 270 million for each of the three lots, totaling UAH 810 million, on February 10, 2015. To pay the tender guarantee amount, Aselit utilized a loan of UAH 810 million in January and February 2015 with cash collateral from a local bank. Astelit is in the process of obtaining consents. The tender began on February 16, 2015 and the auction was held on February 23, 2015. Astelit submitted a bid of UAH 3.4 billion and was awarded the first lot, which is the 1920-1935 / 2110-2125 MHz frequency band. Official notification was received from the NCCIR on March 2, 2015 and we expect the license payment to be made within 30 days from this date. The associated costs will increase our Ukrainian financing needs, which could in turn require us to consider new sources of funding or the extension of existing sources. Prior to the recent 3G license tender, there was only one 3G license (UMTS/WCDMA) in Ukraine, granted without tender to Ukrtelecom, which in 2013 was acquired by SCM Group (which also owns 45% of

Astelit). Ukrtelecom had completed the spin-off procedure of its mobile communication division and established a separate legal entity, “TriMob LLC”. Currently, Ukrtelecom has transferred its 3G license (30 MHz in each region), network infrastructure and subscribers base to “TriMob LLC”.

The Ukrainian telecommunications market is regulated by the Cabinet of Ministers of Ukraine (main state policy), the State Service of Special Communication Administration (“SSSC”) (technical policy aspects) and by the NCCIR controlled by the President of Ukraine and which carries out general telecommunication market regulation and inspection.

The NCCIR has published the draft glidepath for the decrease in mobile termination rates. According to this draft plan, the mobile termination rates will decrease to UAH 0.23 from UAH 0.36 starting from July 1, 2015, UAH 0.18 starting from January 1, 2016 and UAH 0.15 starting from July 1, 2016. This regulatory change may have a positive effect on our business in Ukraine. The regulatory authorities have been working on the draft regulation related to telecom markets identification and Significant Market Power (SMP) operators’ identification as well. This regulation, in terms of possible retail price control mechanisms in the future (requiring further legislative changes), may have a positive impact on our business.

The Mobile Number Portability (“MNP”) Procedure is at its final stage of elaboration and public discussion. Meanwhile, a new version of MNP Technical Requirements is being elaborated by the SSSC with the involvement of operators. It is expected that both documents shall be adopted by the NCCIR and the SSSC and sent for approval by state authorities simultaneously (initially scheduled for end of March—beginning of April 2015). There are 3 different deadlines for the MNP launch announced by the NCCIR: 2015-2017 (under Association Agreement with the EU); in the second half of 2015 (NCCIR MNP working group action plan); and in the first quarter of 2016 (NCCIR Head presentation made at the conference in London last year).

Since the acquisition of Astelit in the second quarter of 2004, the results of our operations in Ukraine have been consolidated in our Consolidated Financial Statements. For more information on Astelit’s loans as of December 31, 2014, see “Item 13. Defaults, Dividend Arrearages and Delinqencies” and Note 26 (Loans and Borrowings) to our Consolidated Financial Statements.

Belarusian Telecom

On July 29, 2008, Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”) signed a share purchase agreement to acquire an 80% stake in Belarusian Telecom, which is specialized in providing services using GSM and UMTS technologies, for a consideration of $500 million. On August 26, 2008, control of Belarusian Telecom was acquired from Belarus’ State Committee on Property and $300 million of the total consideration was paid. An additional $100 million was paid in December 2009 and another $100 million was paid in December 2010. An additional payment of $100 million will be made to the seller when Belarusian Telecom records a full-year positive net income for the first time. For more information, see Note 25 (Other non-current liabilities) to our Consolidated Financial Statements.

At December 31, 2014, Belarusian Telecom had 1.4 million registered subscribers, the majority of whom were prepaid, Belarusian Telecom’s three-month active subscribers reached 1.0 million as of December 31, 2014 from 926 thousand subscribers as of December 31, 2013. Belarusian Telecom had 151 exclusive and 467 non exclusive sales points. At December 31, 2014, Belarusian Telecom operated 2G services in all, and 3G services in 98.8%, of the cities with a population of more than 10,000, and provided 2G services on all principal intercity highways and roads of Republic of Belarus (total length of all Belarus highways and roads is 15,476 km), which corresponds to coverage of approximately 99.98% of the entire population of Belarus, or 97.9% geographical coverage.

As of February 1, 2012, Mobile Number Portability was launched with a donor-initiated mechanism where subscribers who want to port their numbers had to apply to their existing operator, which is in favor of the dominant market players. In April 2014, the mobile number portability procedure was revised to a recipient-initiated mechanism. Popularity of the mobile number portability service has increased with the revision of the procedure and the port-in subscribers’ count has increased approximately 4 times in 2014 compared to the previous year.

In Belarus, a lack of pricing regulations in the wholesale and retail markets, to prevent dominant operators’ abusive pricing practices, has created network externality problems and continues to have an adverse impact on our business.

Turkcell Kuzey Kibris

Turkcell Kuzey Kibris, a 100% owned subsidiary of Turkcell, was established in 1999. As of December 31, 2014, Turkcell Kuzey Kibris had 0.43 million subscribers.

On April 27, 2007, Turkcell Kuzey Kibris signed a license agreement for the installation and operation of a digital, cellular and mobile telecommunication system with the Ministry of Communications and Public Works of the Turkish Republic of Northern Cyprus. The license agreement became effective on August 1, 2007 and replaced the previous GSM-Mobile Telephony System Agreement dated March 25, 1999, which was based on revenue-sharing terms. The new license agreement granted a GSM 900, GSM 1800 and IMT 2000/UMTS license, for GSM 900 and GSM 1800 frequencies, while the usage of IMT 2000/UMTS frequency bands was subject to the fulfillment of certain conditions. The license agreement is valid for 18 years from the date of signing. The license fee was set at $30 million including VAT. The license fee was financed by Turkcell Kuzey Kibris through internal and external funds.

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

On October 1, 2012, Turkcell Kuzey Kibris acquired Internet Service Provider and Infrastructure establishment and operation licenses. Turkcell Kuzey Kibris applied for a right of way to major municipalities and the Ministry of Transportation in order to establish a national fiber optic infrastructure. On January 24, 2014, a protocol between Turkcell Kuzey Kibris and the Ministry of Transportation was signed for the right of way for highway sides. Total fiber optic infrastructure implementation reached 60 kilometers of line by the end of 2014.

The National Regulatory Authority announced a 70% decrease in mobile termination rates gradually (one-year glidepath) in July 2014. The Ministry of Transportation and Public Works announced new price caps with a 30% decrease for offnet calls at the end of 2014. New price caps came into effect starting from January 1, 2015. These recent price regulations have a substantial adverse effect on our business. Regulatory authorities have started working on Mobile Number Portability as well. Implementation of Mobile Number Portability may have an additional adverse effect on our business.

Turkcell Europe

Turkcell Europe was founded by Turkcell in 2010 as a mobile virtual network provider (MVNO) providing service over the T-Mobile (Deutsche Telekom AG) network. Headquartered in Cologne, Germany, Turkcell Europe commenced activity in March 2011.

Until the end of 2014, Turkcell Europe continued its operation as a MVNO and offered Turkcell’s service quality across both Germany and Turkey not only to the people of Turkish origin living in Germany but also those who have close commercial contact with Turkey. Besides providing advantageous offers to those who call

Turkey from Germany, Turkcell Europe always aimed to provide its customers in Turkey and Germany with a unique user experience. As of December 31, 2014, Turkcell Europe had 387 thousand subscribers.

In order to increase the efficiency of our operations in Germany, we made changes to the business model prior to the termination of the contract with Deutsche Telekom AG, which occurred in August 2014.

The “wholesale traffic purchase” agreement, signed between Turkcell’s subsidiary Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, has been modified to reflect the shift in business model to a “marketing partnership”.

The new agreement between our company and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe subscribers and operations to Deutsche Telekom’s subsidiary was executed on January 15, 2015.

Financell

Financell is incorporated under the laws of The Netherlands and has its registered address in The Netherlands. It is established as an intermediate financing company that is wholly owned by Turkcell. Financell will borrow funds from third party lenders with or without a Turkcell guarantee to fund other Turkcell subsidiaries.

Turkcell Global Bilgi

On October 1, 1999, we established Turkcell Global Bilgi in order to provide telemarketing, telesales, and call center services, particularly for us. In 2005, Turkcell Global Bilgi completed its transition from call center to contact center as Turkcell Global Bilgi started to manage customer contacts at every channel. Since then, in addition to providing services to Turkcell, Turkcell Global Bilgi offers services to companies in various sectors from the public sector to finance, energy and the retail sector. As of December 31, 2014, Turkcell Global Bilgi employed 7,880 employees, of which approximately 52% provide us with customer care and retention services, around 39% serve customers of other clients while the remainder work as administrative personnel. We own 100% of Turkcell Global Bilgi.

Turkcell Global Bilgi has owned a 100% share of Global Bilgi LLC since 2008, which operates in Ukraine and provides telemarketing and telesales. Global Bilgi LLC launched a branch office in Russia in April 2013, in order to maintain a presence in the Russian market by increasing business relations and development activities with current and potential customers.

Turkcell Global Bilgi has owned a 99% share of Global Bilgi FLLC since 2009, which was operating in Belarus to provide call center services. As of October 9, 2014, the liquidation process was finalized for Global Bilgi FLLC, which solely served our subsidiary Belarusian Telecom. Belarusian Telecom continues to perform call center operations in-house.

Inteltek

Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (“Inteltek”) operates fixed-odds betting and pool games on sports games. Currently, Turkcell holds 55% of Inteltek through its wholly owned subsidiary Turktell Bilisim Servisleri A.S. (“Turktell”), while Intralot, a Greek gaming company, holds 20% and Intralot Iberia Holding, a Spanish company, holds 25%.

Inteltek’s business is currently operated under a contract entered into on August 29, 2008 with Spor Toto Teskilati A.S. (“Spor Toto”). The current contract is based on specific Turkish legislation relating to gaming enacted in 2008 and was entered into following numerous legal challenges to prior contracts. Under the current contract, Inteltek runs the sport betting business, iddaa, for a period of 10 years, effective as of March 1, 2009 and superseding a prior agreement. Under this contract, Inteltek guaranteed a TRY 1,500 million (equivalent to $597.2 million as of March 3, 2015) turnover for the first year of the contract and has given similar guarantees for future years. The guaranteed turnover for the following years will be computed using producer price indices. Inteltek shall pay the guaranteed turnover difference (after deducting commission income) to Spor Toto if actual turnover is below guaranteed turnover. To date, actual turnover has exceeded that amount. In addition to the foregoing, Inteltek signed a mobile betting dealer agreement with Spor Toto on January 12, 2010, which gives it the right to operate 1,000 mobile terminals.

In the context of evaluating investment opportunities in neighboring countries, Azerinteltek Closed Joint Stock Company (“Azerinteltek”) was incorporated on January 19, 2010 in Azerbaijan and is 51% owned by Inteltek. Azerinteltek received authorization from the Ministry of Youth and Sport of the Republic of Azerbaijan and signed the Agreement with Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed-odds and parimutuel sports betting business in Azerbaijan for a period of 10 years. Azerinteltek started its operations, with the brand name “Topaz”, on January 18, 2011 and reached 558 agents as of December 31, 2014. As of January 1, 2013, Azerinteltek was authorized to engage in the operation of lottery games by Azerlotereya for a period of 3 years.

Inteltek is the domestic market leader and is ranked among the most prominent operators in the international gaming sector. Inteltek intends to continue to explore business opportunities both in Turkey and abroad in betting or adjacent businesses.

Turkcell Superonline

Turkcell Superonline has a Fixed Telephone Services right, which allows the company to provide call origination and termination for consumers and corporations, as well as wholesale voice carrying services. It also has authorization to provide satellite communication services, infrastructure operating services, internet services and wired broadcasting services, and mobile virtual network operating services. Currently, the company carries the majority of Turkcell’s traffic, previously carried by Turk Telekom (the incumbent operator). Turkcell Superonline was created in 2009 through the merger of our subsidiary Tellcom with the Superonline business acquired from the Cukurova Group.

Established to be an innovative telecom service operator and with its extensive international connectivity, Turkcell Superonline offers its international and national clients wholesale voice termination international leased data lines, internet access, telehouse and infrastructure services. Furthermore, Turkcell Superonline is in the retail broadband market, bringing fiber optics to residences. Turkcell Superonline provides fast communication technology with its own fiber optic infrastructure in Turkey and provides telecommunication solutions to individuals and corporations in the areas of voice, data and TV.

We believe that Turkcell Superonline differentiates itself through its steadfast commitment to the quality of after-sale services. Turkcell Superonline supplies corporations with industry-leading service-level agreements utilizing its professional technical support personnel and highly qualified team of consultants. Turkcell Superonline has been awarded the ISO 9001:2000 Quality Management System Certificate. Turkcell Superonline aims to become one of the “leading innovative telecommunications operators” in Turkey and it intends to continue to seize opportunities in the internet and telecommunications markets.

Turkcell Superonline won the tender of BOTAS, Turkey’s state-owned pipeline company, for the indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years in 2009, including the right to install additional fiber optic cables and the right to use the capacity of these fiber optic cables during the same period. This transaction has been considered as a finance lease as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS and Turkcell Superonline made a significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease. The recognized cost of the indefeasible right of use as of December 31, 2014 is $18.2 million (December 31, 2013: $18.5 million).

Turkcell Superonline began to provide 1000 Mbps service to homes in May 2011 for the first time in Turkey in line with the Turkcell Group’s strategy to provide state-of-the-art technology for its customers with top-quality service. Turkcell Superonline has rendered Turkey one of the first five countries in the world where a 1000 Mbps connection is provided to homes thanks to this service option. Since December 2014, Superonline has become the market leader with a total of 735 thousand fiber customers.

On August 12, 2011, Turkcell Superonline signed a share purchase agreement to acquire a 100% stake in Global Iletisim, which is specialized in providing internet and telecommunications services. In November 2011, the control over Global Iletisim was acquired from Yildiz Holding A.S. for a consideration of $(0.5) million. Turkcell Superonline and Global Iletisim merged on March 30, 2012.

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

On January 31, 2014, Turkcell Superonline signed a share purchase agreement to acquire a 100% stake in Metronet Iletisim Teknoloji A.S. (“Metronet”). In April 2014, the control over Metronet was acquired from Es Mali Yatirim ve Danismanlik. A.S. for a consideration of $12.4 million. Turkcell Superonline and Metronet merged on July 4, 2014. With this acquisition, Turkcell Superonline’s fiber in-city coverage increased to 14 cities, up from the existing 12. In 2014, Turkcell Superonline continued to invest in its transmission network by expanding the intercity and in-city fiber optic backbone along with establishing new fiber-based access points in selected residential and industrial areas for end-users and commercial account-holders. As of December 31, 2014, Turkcell Superonline’s installed backbone was approximately 33,500 km long and its services reached 14 cities, including Istanbul, Ankara, Izmir, Bursa, Kocaeli, Adana, Gaziantep, Antalya, Mersin, Samsun, Trabzon, Kayseri, Konya and Diyarbakir in Turkey. Turkcell Superonline increased its home passes to around 2.1 million as of December 31, 2014 from around 1.7 million a year ago. The total number of fiber subscribers rose to 735 thousand as of December 31, 2014 from 570 thousand a year ago.

Turkcell Superonline aims to turn Istanbul into an internet hub, lifting the boundaries between countries and initiating the “internet without a visa” era through direct-access agreements. Turkcell Superonline has nine international gateways, which enable fast and seamless internet access via connections with Europe’s most important internet traffic exchange points in Sofia, London, and Amsterdam, as well as through the Frankfurt POP in Germany. It also raises internet access speed and quality in residential, corporate, and wholesale segments via peering connections. In 2012, collaborating with Tier-1 telecom operators such as Tata Communications, Deutsche Telekom, Inteliquent, and KPN, Turkcell Superonline enabled access to globally-renowned networks directly from Istanbul, adding value not only for its business and partners, but also for the Turkish economy. Turkcell Superonline plays a major role in delivering transit data traffic and telecommunications services between Europe, CIS, Asia and the Middle East. It provides internet access in Iran, Iraq, Georgia, and Northern Cyprus.

Turkcell Superonline aims to continue to invest in and expand its own fiber optic network and further utilize the group synergy created with Turkcell. The Company intends to continue to take advantage of business opportunities within the broadband industry in 2015.

Global Tower

Global Tower, founded in 2006, is a wholly owned subsidiary of Turkcell and the leading technology infrastructure operator in Turkey. Its Ukraine branch, UkrTower, was founded in 2009. With the vision of “Carrying Communication Everywhere”, Global Tower rented, built and leased more than 8,000 towers for Telecom Operators and TV & Radio Broadcasters in Turkey and Ukraine. Today, Global Tower’s core business consists of renting from landlords, selling electronic equipment, installation, implementation, maintenance, tower and rooftop site leasing. Global Tower serves diverse markets including telecommunications, TV & radio broadcasting and providing technology services. The main goal of Global Tower in targeted markets is to increase cost efficiency by sharing sites and services. Global Tower’s site sharing business model eliminates the initial investment costs of its clients, decreases environmental impacts and promotes efficient use of resources. Global Tower manages 8,064 tower and 16,411 rooftop and in-building assets and installs more than 1,000 sites each year for Turkcell and other operators. Many of the most famous radio and TV channels of Turkey have placed their transmitters in Global Tower sites. Besides Telecom Networks, SCADA/Telemetry Networks implementation and maintenance are in Global Tower’s scope. From the day it was established, Global Tower has achieved a rapid and persistent growth and aims to continue its growth by providing high-quality and efficient services.

Turkcell Teknoloji

Turkcell Teknoloji, a wholly owned subsidiary of Turkcell, commenced operations in 2007 in the TUBITAK Marmara Research Center Technological Free Zone in Kocaeli, Turkey. In 2013, Turkcell Teknoloji consolidated its operations in Teknoloji Plaza, Maltepe, Istanbul, Turkey. Turkcell Teknoloji’s new R&D center employs 761 researchers (excluding part-time employees) who have been accredited by the Ministry of Science, Technology and Industry, and 5 sales representatives. Turkcell Teknoloji’s established team of experts develops a wide range of convenient and reliable solutions with innovative roadmaps. Through integrated intelligence and high-performance capabilities, Turkcell Teknoloji’s comprehensive portfolio addresses the following domains: SIM asset and services management, location-based services, value-added services, roaming solutions, big data processing, business intelligence applications, CRM solutions, network management, mobile finance, terminal applications, cloud solutions, mobile marketing machine-to-machine communication technologies and revenue management solutions.

Turkcell Teknoloji has been continuing to export technology and software to CIS, Europe, Middle East and Africa. The Turkcell Teknoloji Campaign Management System (CMS) is deployed and used in 6 countries. In 2014, the CMS “Inbound Campaign Module” was deployed in the GSM operator Zain Kuwait and a new CMS project in the GSM operator Belarus Best began.

To ensure a permanent competitive edge and value for its solutions, Turkcell Teknoloji cooperates with a wide network of national and international R&D companies, universities and research centers and plays an active role in international R&D programs. With the goal of being Turkey’s leading R&D and innovation base, Turkcell Teknoloji demonstrates the value it attaches to innovation with its increasing number of patents each year. In 2014, Turkcell Teknoloji R&D Center submitted 90 new national patent applications. As of December 31, 2014, Turkcell Teknoloji has 367 national and 45 international patents applications and 107 granted patents. Turkcell Teknoloji’s IPR performance is among the top three in Turkey and it has 26 TUBITAK (The Scientific and Technological Research Council of Turkey) supported projects, of which 11 are currently running.

Equity Accounted Investments

(i) Fintur

We hold a 41.45% stake in Fintur, which holds interests in international mobile communications operations. Below is a description of the businesses currently held by Fintur.

Azercell

Fintur indirectly owns 51.3% of Azercell Telekom B.M. (“Azercell”), which offers GSM services on both a prepaid and a postpaid basis in Azerbaijan. As of December 31, 2014, Azercell had approximately 4.6 million subscribers, of which approximately 0.5 million were postpaid and approximately 4.1 million were prepaid.

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

Geocell

At December 31, 2014, Fintur indirectly owned 100% of Geocell Ltd. (“Geocell”), which operates a GSM network and offers mobile telephony services in Georgia. As of December 31, 2014, Geocell had approximately 2.1 million subscribers, of which approximately 0.1 million were postpaid, approximately 0.2 million were paid-in-advance subscribers that had postpaid services but paid in advance and approximately 1.8 million were prepaid.

Kcell

Kcell is 51% owned by Fintur. In 2012, the remaining 49% was acquired by TeliaSonera from Kazakhtelecom JSC, the Kazakh incumbent fixed line telecom provider. TeliaSonera sold 25% of the shares minus one share in Kcell in an Initial Public Offering (“IPO”) on the London and Kazakhstan Stock Exchanges, which was completed in December 2012. Following the completion of the IPO, TeliaSonera’s effective ownership in Kcell is 61.74%. Kcell offers mobile telephony services in Kazakhstan and had approximately 13.1 million subscribers as of December 31, 2014, of which approximately 0.3 million were postpaid, approximately 1.2 million were paid-in-advance subscribers and approximately 11.6 million were prepaid.

Moldcell

At December 31, 2014, Fintur directly and indirectly owned 100% of Moldcell S.A. (“Moldcell”), which offers GSM services in Moldova. As of December 31, 2014, Moldcell had 1.1 million subscribers, of which approximately 0.1 million were postpaid, approximately 0.3 million were paid-in-advance subscribers and approximately 0.7 million were prepaid. Moldcell was granted a 4G license in the fourth quarter of 2012.

(ii) A-Tel

On August 9, 2006, Turkcell acquired 50% of A-Tel’s shares. A-Tel is a joint venture and the remaining 50% of its shares are held by Bilgin Holding A.S. Bilgin Holding’s 50% shares were acquired by the Savings Deposit Insurance Fund (SDIF) on October 18, 2004 in return to the debts of Bilgin Holding against the SDIF. Further, pursuant to the decision dated April 25, 2013, the SDIF resolved to reassign the shares in its possession to Bilgin. A-Tel was involved in marketing, selling and distributing our prepaid systems. It acted as our only dealer for Muhabbet Kart (a prepaid card), and received dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, we had entered into several agreements with A-Tel for the sale of campaigns and for subscriber activations. Since 1999, the business cooperation between us and A-Tel provided important support to our sales and marketing activities. However, the service provider and distribution agreement with A-Tel was annulled through a notification dated January 31, 2012, effective August 1, 2012. Additionally, Turkcell’s whole stake in A-Tel has been sold to Bereket Holding A.S. (formerly known as Bilgin Holding) for a consideration of $14.3 million as at the transaction date pursuant to a share sale agreement signed on August 27, 2014.

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

XI. Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

Based on our information and the information provided to us by our affiliates, as of the date of this annual report, we believe that certain of our business activities in Iran in 2014, and the business activities of certain of our affiliates, are subject to disclosure pursuant to ITRA Section 219. During the year ended December 31, 2014, Turkcell and Astelit provided direct international roaming services in Iran through agreements with the following GSM operators: TCI Mobile Company of Iran, Telecommunication Kish Co., MTN Irancell, and Taliya Iran. During the year ended December 31, 2014, Turkcell had gross revenues of approximately $435,141 and a loss of approximately $1 million, while Astelit had gross revenues of approximately $141 and net profits of approximately $141, attributable to these agreements. In addition, during the year ended December 31, 2014, Turkcell had gross revenues of approximately $773,000 and a loss of approximately $205,000 attributable to international traffic services for the GSM operators listed above. TeliaSonera has informed us that certain Fintur companies had revenues under roaming agreements in Iran in 2014 with the following GSM operators: TCI Mobile Company of Iran, MTN Irancell, and Taliya Iran. During the year ended December 31, 2014, Azercell (Azerbaijan) had gross revenues and net profits of approximately $171,853 and $52,098, respectively, while Kcell (Kazakhstan) had gross revenues of approximately $7,759 and a loss of $8,640. In addition, during the year ended December 31, 2014, Geocell (Georgia), Moldcell (Moldova), Ncell (Nepal), Tcell (Tajikistan), and Ucell (Uzbekistan) had gross revenues totaling approximately $26,400 and net profits of approximately $20,957.

We have made enquiries of our major shareholders and TeliaSonera has informed us that during the year ended December 31, 2014, its wholly owned subsidiary, TeliaSonera International Carrier, Inc. (“TSIC”), had gross revenues of approximately €4 and net profits of approximately €0 from wholesale voice traffic exchange services with Telecommunications Infrastructure Company (“TIC”). TSIC also delivers IP Wholesale Transit services via ports in London and New York for TIC and had gross revenues of approximately €215,400 and net profits of approximately €0 during the year ended December 31, 2014. TSIC holds a license issued by the U.S. Department of the Treasury’s Office of Foreign Assets Control authorizing the use of assets owned by TSIC in connection with the provision of IP Transit services to TIC. The current license is scheduled to expire on May 30, 2015 and the provision of service to TIC is subject to the maintenance of the license. TeliaSonera has also informed us that TeliaSonera Region Europe has bilateral roaming agreements with TCI Mobile Company of Iran and MTN Irancell. During the year ended December 31, 2014, TeliaSonera Region Europe had gross revenues and net profits of approximately €32,414 and €0, respectively.

In addition, Turkcell Superonline provided Transit IP and leased line services through network interface agreements with Telecom Infrastructure Company of Iran (“TIC”). During the year ended December 31, 2014, gross revenues and net profits attributable to these agreements were TRY 4 million (equivalent to $1.6 million as of March 3, 2015) and TRY 1.8 million (equivalent to $0.7 million as of March 3, 2015), respectively. In 2013, Turkcell Superonline received an order to provide leased line services to the Islamic Republic of Iran Broadcasting (“IRIB”), which will be delivered through our TIC interconnection. Services and revenues have yet to commence. Turkcell Superonline also provides wholesale voice traffic to Tadbir Ertebahat-E-Sigma (“Sigma Telecom”) but did not receive any traffic from Sigma Telecom in 2014. It generated no gross revenues or net profits related to this service in 2014. Finally, Turkcell Superonline uses Teleka Madea (“Telecom Idea”), which is a privately owned Iranian company, for consultancy, follow-up and representation services in the Iranian market. Turkcell Superonline generated no gross revenues or net profits related to this service in 2014.

Although it is difficult to do with a reasonable degree of certainty, we have concluded that our Iranian business partners described in this section may be owned or controlled indirectly by the Government of Iran. However, to our knowledge, none of the services provided by Turkcell and our affiliates in Iran described in this section have been used by the Government of Iran to commit serious human rights abuses against the people of Iran. Furthermore, we understand that the U.S. Department of the Treasury’s Office of Foreign Assets Control has issued a general license authorizing U.S. persons to engage in certain of the activities described in this section. We, and our affiliates, intend to continue the activities described in this section in 2015.

XII. Regulation of the Turkish Telecommunications Industry

a. Overview

All telecommunications activity in Turkey is regulated by the ICTA. The Electronic Communications Law No. 5809 (the “Electronic Communications Law”), which came into force on November 10, 2008, is the principal law governing telecommunications activity in Turkey. The Electronic Communications Law was published to correspond to the rapidly-evolving Turkish telecommunications industry, and all secondary regulations have been updated to be in accordance with this law. The duties of the ICTA, which may be exercised in a manner that is adverse to our operations and our financial results, include those described below.

b. ICTA

The ICTA has the authority to grant licenses and set fees in the electronic telecommunications industry.

According to Article 8 of the Electronic Communications Law, electronic communications services are rendered and/or established (as in the case of an electronic communications network or infrastructure) and operated following the authorization made by the ICTA. Authorization is granted either through notification made in accordance with the principles and procedures determined by the ICTA, in cases where scarce resource allocation is not necessary, or by the granting of usage rights, in cases where scarce resource allocation is necessary (allocation of frequency, satellite position, etc.). Under the Electronic Communications Law, usage rights may be granted for up to 25 years; however, there is no clause relating to the term of notification. According to the Electronic Communications Law, the principles and procedures relating to the notification and granting of usage rights shall be determined by the ICTA through secondary regulations.

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

Under Article 51 of the Electronic Communications Law, the ICTA is authorized to determine the principles and procedures related to the process of personal data and protection of privacy. With its decision rendered on April 9, 2014 and published in the Official Gazette on July 26, 2014, the Turkish Constitutional Court decided that Article 51 of the Electronic Communications Law is a violation of Article 20(3) of the Constitution, which stipulates data protection as a constitutional measure and that the measures should be regulated by the laws and therefore annulled the aforementioned provision (Article 51). The decision of the Constitutional Court will become effective six months after its publication in the Official Gazette, on January 26, 2015.

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

The law entitled Universal Services and Amending Some Laws, Law No. 5369, determines the procedures and principles governing the provision and execution of universal service and the procedures and the rules relating to the fulfillment of universal services in the electronic communications sector, a universal public service that is financially difficult for operators to provide (and performance of a universal service obligation in the electronic communications sector). In accordance with Law No. 5369, the scope of universal services is determined periodically by the Council of Ministers, which will not exceed three years.

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

The Cabinet of Ministers Decision No. 27984 and dated July 4, 2011 allowed the use of the universal service fund to extend the mobile GSM network coverage listed in the annex of the decision to uncovered areas with a population of 500 or less. On February 13, 2013, we were appointed as universal service provider after a tender process and the related contract was signed on February 20, 2013. Under the aforementioned contract, Turkcell duly carries out its undertakings for installing sufficient infrastructure to cover 1,799 rural locations and the investment and operating expenses will be compensated by the universal service fund of the Ministry of Transport, Maritime Affairs and Communications.

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

According to this regulation, the ICTA may intervene in the structure of our tariffs or may impose certain criteria relating to the revision of our tariffs. Pursuant to its decision dated December 8, 2009, the ICTA determined Turkcell, individually, to be an operator holding a significant market power in the “Access to Mobile Networks and Call Originating Markets” and, together with Avea and Vodafone, to be an operator holding significant market power in the “Mobile Call Termination Market”. As a result of the significant market power designation in the “Access to GSM Mobile Networks and Call Originating Markets”, our Company may be required to provide access and call origination services to other operators such as MVNOs and Directory Services Operators on a cost-based basis, while operators not designated as operators “holding significant market power” can set their prices more freely. Being designated as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets” is likely to have the effect of reducing the rates that we can charge other operators, such as MVNOs, which would have a material adverse effect on our business and results of operations. The ICTA completed the market analysis for the 2012-2015 term. Turkcell has been recognized as the only operator holding significant power in “Access to GSM Mobile Networks and Call Originating Markets”. In 2015, market analysis for “Mobile Call Termination Market” and “Access to GSM Mobile Networks and Call Originating Markets” will be renewed and SMP operators will be determined for the 2016-2019 period.

c. Regulation on Quality of Service in the Electronic Communications Sector

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

d. Regulation on Administrative Fines, Sanctions and Precautions in the Electronic Communications Sector

The ICTA abolished the Regulation on Administrative Fines to be imposed on the operators (issued in 2004) and published a new Regulation on Administrative Fines, Sanctions and Precautions to be imposed on operators, effective as of February 15, 2014. The ICTA retains the right to impose fines in the event an operator: submits incorrect or misleading documents or fails to submit documents as requested by the ICTA; does not submit such documents in a timely manner; does not permit inspection or audits to be made by the ICTA; uses unpermitted equipment or equipment not complying with standards or alters technical features of equipment; or does not pay fees arising from its use of licenses and frequencies or does not comply with the provisions of license agreements, telecommunications licenses and general authorizations or the legislation. The ICTA is authorized to impose sanctions and precautions as well as administrative fines.

e. Regulation on Authorization regarding the Electronic Communications Sector

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

(ii) Fixed Line Telephone Services

The ICTA issued Fixed Telephony Service (“FTS”) licenses pursuant to the Regulation on Authorization regarding the Electronic Communications Sector, which enables existing long-distance telephony services (“LDTS”) operators, such as our subsidiary Turkcell Superonline, to provide call origination and termination. LDTS and, consequently, FTS providers, have not yet had a significant effect on our operations. In the long term they could have the effect of driving down prices and shifting traffic patterns for in-city as well as long-distance calls in Turkey, potentially having an adverse effect on our mobile telecommunications business.

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

MNP allows subscribers to keep their existing telephone number when changing their telephone operator, their physical location or current service plan. These regulations became operational in the fourth quarter of 2008. Since we believe the MNP regulations conflict with our rights under our license agreement, without due compensation, we filed a lawsuit in 2007 for the cancellation of the MNP regulation. While we do not object to the substance of mobile number portability, we do, however, believe that our rights under our license agreement should remain protected or, if they are violated, we should be justly compensated. The Court rejected the case in June 2009 and we appealed the decision. The Plenary Session of the Chambers for Administrative Cases approved the court decision. We applied for the correction of the decision and this process is still pending. See

“Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings”. In 2009, the ICTA issued a new Regulation on MNP, abolishing the 2007 regulation. For new subscriptions, subscribers cannot port out to another operator in the first three months.

g. Regulation on Security of Electronic Communications

In 2008, the ICTA published the “Regulation on Security of Electronic Communication”, which determines the principles and procedures for precautions to be taken by the operators for eliminating or derogating the risks caused by threads or weaknesses of (i) the physical area of the operators, data, hardware/software security and reliability, and (ii) sustaining the reliability of human resources. In accordance with the regulation, our Company is required to comply with TS ISO/IEC 27001 or ISO/IEC 27001 standards. Turkcell was the first mobile operator in Turkey to receive the ISO/IEC 27001:2005 certification for its Network Operations function in 2008 covering all operations throughout Turkey. In 2011, Turkcell’s IT function was also certified for ISO/IEC 27001:2005 and Turkcell’s ISO/IEC 27001:2005 scope became one of the largest among telecommunication operators in Europe. By having an ISO/IEC 27001:2005 certificate covering telecom infrastructure operations, Turkcell fulfils its regulatory obligations and offers its customers the benefits of an internationally-recognized secure management of operations and services. In July 2014, the ICTA revised the above regulation by adding a special clause on cyber security, which required the company to set up and maintain a specialized team to detect, prevent and report all cyber events and work in coordination with the National Cyber Event Reaction Center, available 24/7.

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

Any person or legal entity may file a complaint with the Competition Board. The Competition Board can take necessary measures to prevent violations and may impose fines on those who are liable for such prohibited practices. The Competition Board may impose fines of up to 10% of the annual gross income of the operators, which is constituted by the end of the previous financial year and determined by the Competition Board. The ICTA and the Competition Board entered into a Protocol on Cooperation in 2002, followed by a new Protocol in 2011. The original Protocol established a framework whereby the ICTA and the Competition Board can cooperate on legal actions and policies regarding measures, regulations and inspections that affect competition conditions and competition in the telecommunications sector. The new Protocol regulates the mechanisms to improve cooperation between the ICTA and the Competition Board.

i. Regulation on the Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws

The Law No. 6360 on the “Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws” was published in the Official Gazette on December 6, 2012 and enacted on March 30, 2014 through municipal elections. The Law, increasing the number of metropolitan cities from 16 to 30, dissolves the legal entity of villages and special provincial administrations in cities where there are metropolitan municipalities. By the amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some metropolitan municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement, by its decision, based on this law amendment. The ICTA has therefore imposed a heavy financial burden on us, which requires us to make material capital expenditures. We filed a lawsuit for the cancellation of the ICTA’s aforementioned decision. There has been no progress in the case yet.

j. Regulation on Base Station Implementation in Electronic Communication Sector

The Ministry of Transport, Maritime Affairs, and Communications, in coordination with the Ministry of Environment and Urban Planning, published a draft Regulation on the “Implementation of any kind of base station, antenna, tower, waveguide, container and related equipment and facility in fixed and mobile communication infrastructure” in September 2013. This draft is expected to come into force in 2015. With this regulation, mobile operators will be obliged to pay additional certificate fees according to the scale of charges, from governorships or municipalities, such as a site selection certificate. This may lead to additional certificate fees and operational costs, such as permission processes for implementation of base stations, which may take longer.

k. Zoning Law and Construction Certificate Requirement of Base Stations

The Supreme Court of Appeals rescinded the regulation regarding the base stations exemption from getting construction permits in the zoning law on October 1, 2009. The existing zoning law in Turkey requires mobile operators to obtain construction certificates for all existing and new base stations, resulting in the shutdown of some stations for which certification cannot be obtained. In Turkey, nearly half of the premises were built illegally without any permission. As a result, some municipalities started taking legal action such as affixing seals to suspend the construction or demolition orders against base stations, negatively affecting our coverage, quality of service and customer experience. We have also taken legal action requesting nullity of those acts. In addition, studies for altering zoning laws regarding procedures for building certifications are being prioritized.

l. Regulation on Waste Electrical and Electronic Equipment

In May 2012, the Regulation related to Waste Electrical and Electronic Equipment was published in the Official Gazette and became effective. Waste Electrical and Electronic Equipment regulations may impose some obligations on our Company and increase our operational costs.

m. Regulation on the Internet

Law no. 5651 for the Regulation of Web Content has been revised by Law no. 6518, which became effective on February 19, 2014. The new law requires that all internet access providers, which includes all mobile and fixed network operators as well as all internet service providers, should form a Union of Internet Access Providers (“UAP”) within three months. Failing to do so will result in a fine equal to the amount of one percent of the previous year’s revenues. After the establishment of the UAP, if any internet service provider or any operator giving internet services fails to become a member of the UAP, it shall also be fined with an amount equal to one percent of the previous year’s revenues.

In addition, the new law raises the existing fines for not removing content as requested by the court. The law also introduces URL-based blocking of websites which requires new capital as well as operating expenditures for all internet access providers.

n. GSM Licensing in Turkey

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

The licensee is responsible for installing telecommunications equipment in conformance with international signalization systems and numbering plans. Furthermore, the licensee is obligated to make the necessary investments to offer the licensed service, including the design of the service, the making of financial investments and the installation and operation of the facility required for the service. Licensees are allowed to determine the prices for services, subject to the regulations of the ICTA. Upon the expiry of a license, including termination, the facilities and immovables of the licensee, in operating condition, will be transferred by the licensee in accordance with the license agreement.

o. Our GSM License Agreement

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

(ii) Terms and Conditions

Under the license agreement, we hold a licensed concession to provide telecommunications services in accordance with GSM-PAN European Mobile Telephone System standards in the 900 MHz frequency band. Our license covers 55 channels and allocates telephone numbers between the 530 and 539 area codes in the national numbering plan. Our license also permits us to establish customer service centers, sign contracts with subscribers and market our services to subscribers. Our license was issued with an effective date of April 27, 1998, for an initial term of 25 years. At the end of the initial term, we can renew our license, subject to the approval of the ICTA, provided that we apply between 24 months and 6 months before the end of our license. Our license is not exclusive and is not transferable without the approval of the ICTA.

We paid a license fee of $500 million to the Turkish Treasury upon effectiveness of our license. On an ongoing basis, we must pay 15% of our gross revenue, defined as of March 2006 to exclude interest charges for late collections from subscribers and indirect taxes such as 18% VAT as well as other expenses and the accrued amounts that are recorded for reporting purposes to the Turkish Treasury. We are required to pay 10% of our existing monthly treasury share to the Turkish Ministry as a universal service fund contribution. Since 2005, we pay 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as a universal service fund contribution.

Furthermore, under the Regulation on Authorization regarding the Electronic Communications Sector, all kinds of share transfers, acquisitions and actions of the operators which are authorized by a Concession Agreement must be communicated to the ICTA, and such share transfers, acquisitions and actions shall be made with the written approval of the ICTA if they result in a change of control component of such operators. The “control component” is defined as “the rights that allow for applying a decisive effect on an enterprise, either separately or jointly, de facto or legally”.

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

(v) Service Quality

Generally, we must meet all the technical standards of the GSM Association as determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM Association. Moreover, we must meet the standards that the ICTA imposes under “Regulation on Quality of Service in the Electronic Communications Sector”.

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

We believe that, pursuant to our license agreement, we can determine our tariffs freely, provided that they remain within the framework of the applicable maximum price limit. However, under Article 13 of the Electronic

Communications Law, in the event of determination of the significant market power of the operator, the ICTA may determine the lower and upper limit of the tariffs and principles and procedures of the application of the same. Based on such Article, the ICTA may take a similar decision which will have an effect on our future tariffs. With respect to our retail tariffs, in the fourth quarter of 2007, the ICTA intervened in our retail prices. Although we challenged that action on the basis that it exceeded the ICTA’s authority under then-applicable law, such action nonetheless had an adverse effect on our operational flexibility and our results of operations. With a board resolution dated March 25, 2009, the ICTA set a lower limit for solely Turkcell’s on-net retail tariffs. In addition, the ICTA with its board decision dated April 25, 2012 decided on the lower limit to be applied to our campaigns (specified offers and packages provided to specific customers for a limited time period) as well as on our tariffs, which further impacted our ability to price our services and respond to competitive pressures. Furthermore, with a board resolution dated March 13, 2013, the ICTA raised the lower limit to be applied on our tariffs to 0.0535 TRY/min (equivalent to $0.0213 as of March 3, 2015) from 0.0313 TRY/min (equivalent to $0.0125 as of March 3, 2015). Simultaneously, the ICTA also decided that a lower limit on our SMS tariffs should be applicable over a rate of 0.0291 TRY/SMS (equivalent to $0.0116 as of March 3, 2015). On the other hand, the ICTA excluded the campaigns from the scope of this decree, which was added in its decision dated April 25, 2012. The amendments were effective from July 2013 onwards. With the same board resolution, the ICTA linked the mobile termination rates to minimum on-net voice levels with a parameter of 1.7 such that our minimum on-net prices should be set multiplying the mobile termination rate with the above-mentioned parameter of 1.7. In addition, the ICTA with board resolutions dated April 12, 2013 and June 17, 2013, lowered the mobile termination rates for Turkcell from TRY 0.0170 (equivalent to $0.0068 as of March 3, 2015) to TRY 0.0043 (equivalent to $0.0017 as of March 3, 2015) for SMS and from TRY 0.0313 (equivalent to $0.0125 as of March 3, 2015) to TRY 0.0250 (equivalent to $0.0100 as of March 3, 2015) for voice. As a result, our minimum on-net price level has been decreased to TRY 0.0073 (equivalent to $0.0029 as of March 3, 2015) for SMS and TRY 0.0428 (equivalent to $0.0170 as of March 3, 2015) for voice due to the above-mentioned parameter. Moreover, with a board resolution dated January 6, 2014, the ICTA decided to bring the above-mentioned amendment back on our campaigns, which was effective as of February 1, 2014.

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

The maximum tariffs set by the ICTA constitute the highest rates we may charge for the services included in these customized service packages. Generally, the maximum tariffs set by the ICTA for particular services are set higher than the standard tariffs determined by the ICTA for those services. Although the Concession Agreement includes a provision regarding only the increase of the maximum tariffs, the ICTA has decreased the maximum tariff since 2007, which has negatively affected our tariff structure. In 2011, the maximum tariff on SMS decreased by 48% and the maximum tariff on mobile voice increased by 4%. In 2013, the maximum tariff on mobile voice increased by approximately 6% to TRY 0.439 (equivalent to $0.175 as of March 3, 2015), while as of January 2014 the maximum tariff on SMS decreased by 20% to TRY 0.332 (equivalent to $0.132 as of March 3, 2015). Finally, with a board resolution dated March 26, 2014, price caps for voice increased to 46.25 kurus/min by 5.4% as of July 2014. The table below shows the evolution of maximum tariffs on voice and SMS:

TRY	Maximum tariff on voice	Maximum tariff on SMS
13.10.2008	0.80	0.71
27.04.2009	0.64	0.73
12.10.2009	0.65	0.74
01.04.2010	0.40	0.80
01.10.2010	0.40	0.80
01.04.2011	0.42	0.42
01.10.2011	0.42	0.42
01.04.2012	0.42	0.42
01.10.2012	0.42	0.42
01.04.2013	0.44	0.42
01.10.2013	0.44	0.42
01.01.2014	0.44	0.33
01.07.2014	0.46	0.33

We filed lawsuits for the cancellation and stay of execution of some of the aforementioned decisions of the ICTA. Some of the lawsuits were rejected by the courts and we appealed these decisions. The Plenary Session of The Chambers for Administrative Cases approved some of the First Instance Courts’ decision. We applied for the correction of the decision process for the two respective decisions. For the other lawsuits, the appeal process and the correction of the decision process are pending.

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

p. Authorization of 3G Licenses

In 2008, the ICTA conducted a tender process to grant four separate licenses to provide IMT 2000/UMTS services and infrastructure. We were granted the A-type license, which provides the widest frequency band, at a consideration of EUR 358 million (excluding VAT). We signed the license agreement relating to 3G authorization on April 30, 2009. The license agreement has a term of 20 years.

The 3G License Agreement has provisions that are generally similar to those contained in our license agreement relating to 2G. However, with respect to dispute resolution, while our 2G license provides for arbitration for the settlement of disputes, under the 3G License Agreement, disputes arising between the parties shall ultimately be settled by the Council of State of the Republic of Turkey.

With the 3G License Agreement, we were obliged to meet certain coverage obligations. We are required to cover the population within the borders of all metropolitan municipalities within three years and all cities and municipalities within six years. We are also obliged to cover every region with a population over 5,000 within eight years and population larger than 1,000 within 10 years. By amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some metropolitan municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement, by its decision, based on this law amendment. We filed a lawsuit for the cancellation of this decision. There has been no progress in this lawsuit yet.

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

In addition to the foregoing, our indirectly and majority owned subsidiaries, Astelit and Belarusian Telecom, and wholly owned subsidiary Kibris Telekom hold GSM licenses in Ukraine, Belarus and the Turkish Republic of Northern Cyprus, respectively, and some of them have obtained 3G licenses. If Astelit, Belarusian Telecom and Kibris Telekom fail to comply with the terms and conditions of their license agreements, they may incur significant penalties, which could have a material adverse effect on our strategy for international expansion and our business and results of operations. In addition, our subsidiaries Global Tower, Turkcell Superonline, Inteltek and Azerinteltek have licenses to perform their business. Failure to comply with the terms of such licenses may lead to significant penalties and adversely affect their, as well as our, results of operations.

q. Ukraine License Agreement

Astelit owns two GSM activity licenses, one for GSM 900 and the other for DCS-1800. As at December 31, 2014, Astelit owned 24 GSM 900, GSM 1800, CDMA and microwave Radiorelay frequency use licenses, which are regional and national. In addition to the GSM licenses, Astelit owns one license for international and long-distance calls and eight PSTN licenses for eight regions in Ukraine. Additionally, Astelit holds a specific number range—three NDC codes for mobile networks, four permissions on a number of resources for short numbers, eleven permissions on a number of resources for SS-7 codes (7 regional and 4 international), one permission on a number of resources for Mobile Network Code and sixteen permissions on a number of resources for local ranges for PSTN licences.

According to the licenses, Astelit must adhere to state sanitary regulations to ensure that the equipment used does not injure the population by means of harmful electromagnetic emissions. Licenses require Astelit to inform authorities of the start/end of operations within four months and changes in the incorporation address within 30 days. Also, Astelit must present all the required documents for inspection by the NCCIR by their request. The NCCIR may suspend the operations of Astelit for a limited or an unlimited period if necessary due to the expiration of the licenses, upon mutual consent, or in the case of a violation of the terms regarding the use of radio frequencies. If such a violation is determined, the Ukrainian Telecommunications Authority will notify Astelit of the violations and will set the deadline for recovery. If the deadline is not met, the licenses may be terminated.

The NCCIR announced in December 2014 that a tender making the 3G license available would take place on February 16, 2015. The auction was held on February 23, 2015 and Astelit was awarded the first lot, which is the 1920-1935 / 2110-2125 MHz frequency band. On February 27, 2015, the NCCIR approved the decision on the issuance of 3G licenses.

r. Belarus License Agreement

Belarusian Telecom owns a license, issued on August 28, 2008, that is valid for 10 years. In addition, the license shall be extended for an additional ten years. The State Property Committee of the Republic of Belarus, as

the Seller, has fulfilled its obligations stated in the Sale and Purchase Agreement and submitted the related official documents on December 18, 2009. According to the current legislation of the Republic of Belarus, a license extension is made upon the expiration of its period of validity. Consequently, Belarusian Telecom will apply for such an extension to the Ministry of Communications and Information in August 2018. Under the terms of its license, Belarusian Telecom is required to gradually increase its geographical coverage through 2018. Belarus has fulfilled all coverage requirements except covering all Belarusian settlements by the end of 2017. The number of uncovered settlements is 61 out of a total of 22,491 settlements.

s. Turkcell Superonline License Agreement

Turkcell Superonline was authorized as a Fixed Telephony Service Provider as of November 19, 2004, Satellite Communication Service Provider as of March 24, 2004, Infrastructure Provider as of March 6, 2006, Internet Service Provider as of February 15, 2005, Cable Broadcast Service Provider as of November 23, 2009, Mobile Virtual Network Operator as of August 9, 2010 and Public Access Mobile Radio Service Provider for the Marmara and Guneydolu Anadolu regions as of January 27, 2007.

The Authorization By-Law for Telecommunication Services and Infrastructure published in the Official Gazette on August 26, 2004 was abrogated with the By-Law on Authorization for Electronic Communications Sector dated May 28, 2009. According to this abrogation, Turkcell Superonline’s “License” on Infrastructure Operating Service, Internet Service Provision and Satellite Communication Service has been changed to “Authority” on Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service and Cable Broadcast Service. Turkcell Superonline’s “License” on Long Distance Telephony Services License has been changed to “Authority” relevant to the Fixed Telephony Services.

In accordance with the new legislation issued by the ICTA, the infrastructure operator authorization right of Turkcell Superonline has become indefinite. As a result, Turkcell Superonline revised the expected useful lives of its operating license and related fixed network equipment from 15 years to 25 years.

Turkcell Superonline was authorized as a Platform Operator and Infrastructure Operator, according to the Radio and Television Supreme Council’s decision numbered 24, dated March 26, 2014.

Such authorizations have been provided by the Radio and Television Supreme Council, according to the rules of the Media Law and also the Radio and Television Supreme Council By-Law on Broadcasting via Cable Networks.

In accordance with the Media Law and its regulations, the Platform Operator Authorization and Infrastructure Operator Authorization are provided annually.

Within the scope of the Platform Operator Authorization and Infrastructure Operator Authorization, Turkcell Superonline has the right to operate the platform and infrastructure of TV services.

t. Access and Interconnection Regulation

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

In accordance with Article 7 of the aforementioned Electronic Communications Law, the ICTA may determine the operators that have significant market power in the relevant market as a result of market analysis. After determination of the operators who have significant market power, the ICTA may impose additional liabilities for such operators in order to protect the competitive environment. On December 15, 2005, the ICTA designated Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell individually as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets”. According to the new Regulation published in the Official Gazette dated September 1, 2009, numbered 27336, unless otherwise agreed, any decisions taken by the ICTA in the years 2005 and 2006 relating to market analysis were valid and effective until the end of calendar year 2009. Pursuant to its decision dated December 8, 2009, the ICTA designated Turkcell individually as an operator holding significant market power in the “Access to Mobile Networks and Call Originating Markets” and designated Turkcell, Vodafone and Avea as operators holding significant market power in the “Mobile Call Termination Market”. Based on the market analysis of the ICTA for the 2012-2015 term, all three operators were declared as operators holding significant market power in the “Mobile Call Termination Market” and Turkcell is once again recognized as the only operator holding significant power in “Access to GSM Mobile Networks and Call Originating Markets”. As explained above, market analysis for both markets will be renewed in 2015.

As a result of the significant market power designation in the “GSM Mobile Call Termination Services Market”, our company, as well as Avea and Vodafone, is required to provide interconnection services on a cost basis. Consequently, according to the Electronic Telecommunications Law, the ICTA may oblige such operators to provide access and to submit their reference offers for access and interconnection to the ICTA for review, and may require amendments to the offers. Operators are obliged to make the amendments requested by the ICTA in a prescribed manner and within a prescribed period. In addition, the operators are obliged to publish their reference offers for access and interconnection, which have been approved by the ICTA, and to provide access under the conditions specified in their reference offers and interconnection, which have been approved by the ICTA. Please refer to the Interconnection table under the caption “Interconnection Rates—Turkcell, Vodafone, Avea and Turk Telekom” below for the approved interconnection rates. In September 2011, the ICTA decided that national and international mobile terminating call rates should be differentiated. As a result of this, the ICTA decided that operators could start to set their own rates liberally for international mobile terminating calls. As of August 2012, Turkcell has started to set its own mobile termination rates for international calls.

In 2014, SMP operators did not provide any reference offers since the ICTA rearranged the current reference offers by itself aiming to make the reference offers aligned. With a board resolution dated October 2014, reference offers for interconnection operations were announced for Avea, Vodafone and Turkcell. The ICTA has also set the MMS termination rate for all operators that were not previously regulated. We are not obliged to prepare new reference offers for interconnection operations in 2015. The ICTA is currently working on our reference offer for the call origination market.

u. Regulation on Co-Location and Facility Sharing

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

The ICTA published a Communiqué concerning “Cellular System Antenna Facility Design, Set Up and Sharing” on March 18, 2011 (which abolished the Regulation published on April 16, 2008). The Communiqué frames antenna facilities design, set up and sharing to enable antenna usage by multiple operators. The emission points will not be determined by operators, therefore operators will have to work cellular planning together. Operators must share every antenna facility regardless of tower or building-top distinction. Antenna facilities must be set up in certain capacity that at least one more operator can benefit. Some incentives, such as exemptions on some certification fees, will be given if sharing occurs on existing or new sites. Finally, when antenna facility set up and sharing requests are evaluated, if the owner of the facility refuses the request, the requesting operator will be informed of the reason for the refusal. This way, negotiation between parties is supported and ICTA involvement is kept at minimum levels.

The former Minister of Transportation, Communication and Maritime Affairs declared that 4G services will be considered a common infrastructure to be used by all mobile operators. Since then we have discussed our views supporting the independent infrastructure model with the ICTA across many platforms. Since our competitive advantage mainly consists of possessing the highest-quality infrastructure, a common network will have a negative impact on our ability to differentiate our services based on quality and on our ability to charge premium prices from subscribers for these services.

Current government officials declared that research & development (R&D) and production & development (P&D) in Turkey for high-tech products and services will be supported and some incentives will be introduced in the near future. One of the biggest local vendors in the defense industry that is already producing telecom equipment for the military declared it is planning to produce a 4G base station for commercial networks after 2015. The ICTA requested our views on this project in detail and emphasized that it was considering imposing an obligation for the usage of this locally-produced equipment in the network. We informed the ICTA that we support any local R&D and P&D, as long as it complies with international technical and financial standards and can be sustainable. In the event the vendor produces a product not yet fully compliant with international standards and the government imposes obligations for usage of the product in our network, it may cause technical problems in the network. Should such technical problems occur, it could affect our quality of service negatively, leading to more costs and time lost for the 4G infrastructure roll-out and could negatively affect our customers’ experience.

v. Regulation on Spectrum in the Electronic Communication Sector

The ICTA proposed a strategy to Ministry of Transport, Maritime Affairs and Communications by a Board Decision dated July 27, 2011. Due to the fact that the decision-making authority of matters such as politics of authorization, start of service, authorization period, and the number of operators to provide service, lies with Ministry of Transport, Maritime Affairs and Communications, the ICTA has decided that:

1.	Frequencies allocated for GSM services should also be used for 3G services (within the allocation time period).

2.	Before the proposed GSM/3G usage, 2x8.6 MHz frequency (as 1 pack) in E-GSM band is to be auctioned for GSM bidders who have less than 10 MHz frequency in 900 MHz band, 2 packs of 2x15MHz frequency each in 1800 MHz band are to be auctioned for GSM bidders who do not have any frequency in 1800 MHz.

The second part of the Board Decision implies that only Avea will be eligible for the E-GSM auction and Vodafone and Turkcell for the 1800 auction.

w. Regulation on Consumer Rights in the Electronic Communications Sector

The ICTA published a “Regulation on Consumer Rights in the Electronic Communications Sector” on July 28, 2010 (which abolished the Regulation published on December 22, 2004) and made some changes to such regulation on June 20, 2013. This regulation introduces some radical changes to the electronic communications sector. With this regulation, the ICTA determined new procedures/changes regarding: the process and timing of churn steps, the obligation of operators to keep subscribers informed of services, including, but not limited to, informing customers about amendments of the campaigns and tariffs, the consumer complaints solution mechanism, billing processes and safe internet.

In addition, the ICTA may restrict the conditions under which certain mobile internet and services are provided by third parties. Moreover, the ICTA published a board decision regarding Safe Internet on August 22, 2011, and the service is now offered to subscribers free of charge. Operators must provide Safe Internet Service to subscribers, who request this service, as two separate profiles, the child profile and the family profile, each of which can restrict subscribers from accessing certain internet addresses and content. The subscribers can easily change their profiles or opt-out from the Safe Internet Service.

The ICTA’s regulation of these activities could have an adverse effect on our mobile telecommunications business and we may be fined if we do not comply. Furthermore, our compliance with the ICTA’s regulations may increase the costs of our doing business and could negatively impact our financial results.

x. Regulation on Data Privacy in Electronic Communications Sector

The ICTA abolished the Regulation on Processing Personal Information and Protecting Confidentiality (issued in 2004) and published a new Regulation on Data Privacy in Electronic Communications Sector, which came into force on July 24, 2013, which defines the procedures and principles that the operators and legal entities/individuals that provide/receive services in the electronic communications sector may employ in an effort to process, store and protect personal information. Compliance with this regulation will involve operational expenses and may make it harder to process the customer data and provide segmented offers to our customers. Furthermore, non-compliance with this Regulation may result in the imposition of monetary fines, which could have a negative impact on our financial condition and reputation.

y. Regulation on Electronic Commerce

With the Law No. 6563 on the Regulation of Electronic Commerce published in the Official Gazette on November 5, 2014, Article 50 of the Electronic Communications Law is amended, so that without the prior consent of the subscribers, unsolicited communications for the purposes of direct marketing or messages with sexual content via electronic means is prohibited. Therefore, an “opt-in” mechanism has been adopted for electronic messages. However, this provision will not be applied for the databases which are established by taking the data subjects’ consent before the Law No. 6563 on Regulation of Electronic Commerce enters into force on May 1, 2015.

z. Registered Email Service Regulation

Registered Electronic Mail Service was started in July 2012. Mobile operators cannot provide registered electronic mail service; however, the service may create a new mobile business area with new bundled mobile products, which are able to service our subscribers.

aa. Turk Telekom, Vodafone and Avea Interconnection Agreements

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

(ii) Interconnection Rates—Turkcell, Vodafone, Avea and Turk Telekom

In accordance with the relevant articles of the Electronic Communications Law and subsequent Access and Interconnection Ordinance, the ICTA regulated both fixed and mobile interconnection rates. In previous years, the interconnection rates have substantially decreased with the interventions of the ICTA.

Current interconnection rates are based on the ICTA’s decision on the Interconnection Tariffs issued in April and June 2013. New interconnection rates were published in October 2014 and there have been no updates in rates. However, the Authority published MMS interconnection rates for the first time. The evolution of interconnection rates for voice calls between Turkcell, Vodafone, Avea, Turk Telecom and Alternative Fixed Line Operators is summarized in the table below.

	VOICE (TRY Kurus)
				TURK TELECOM			Alternative Fixed Line Operators
	TURKCELL	VODAFONE	AVEA	Local	Single	Double
01/10/2004	15.60	15.60	15.60		4.10	5.90
01/01/2005	14.80	14.80	14.80		3.40	5.10
01/10/2005	14.00	14.00	14.00		2.00	3.70
01/01/2007	14.00	15.20	17.50		2.00	3.70
01/03/2007	13.60	14.50	16.70		1.89	3.00
01/04/2008	9.10	9.50	11.20		1.71	2.70
01/05/2009	6.55	6.75	7.75	1.39	1.71	2.70
01/04/2010	3.13	3.23	3.70	1.39	1.71	2.24	3.2
01/07/2013	2.50	2.58	2.96	1.39	1.71	2.24	3.2
31/10/2014	2.50	2.58	2.96	1.39	1.71	2.24	3.2

*	In September 2011, the ICTA amended its Regulation on mobile termination rates by removing the restriction on the rates applicable to calls originating from international operators. After reaching commercial agreements with Turk Telekom and alternative fixed-line carriers, we began to charge higher termination rates for international calls effective August 1, 2012.

Effective from July 2013, Turkcell is paid TRY 0.0043 per SMS (approximately $0.0017 as of March 3, 2015) for SMS termination in its network. Respective rates for Vodafone are TRY 0.0043 per SMS (approximately $0.0017 as of March 3, 2015) and for Avea TRY 0.0047 (approximately $0.0019 as of March 3, 2015).

	SMS (TRY Kurus)
	TURKCELL	VODAFONE	AVEA	TT
01/04/2010	1.70	1.73	1.87	1.70
01/07/2013	0.43	0.43	0.47	1.70
31/10/2014	0.43	0.43	0.47	1.70

	MMS (TRY Kurus)
	TURKCELL	VODAFONE	AVEA
31/10/2014	0.86	0.86	0.94

bb. Agreements Concluded with the Fixed Telecommunication Services Operators

(i) Interconnection/Call Termination Agreements

Turkcell, as an “operator holding significant market power”, entered into interconnection/call termination agreements with fixed telecommunication service operators that applied to Turkcell for an agreement. Interconnection rates are regulated by the ICTA. Turkcell pays fixed-line operators TRY 0.0320 per minute (approximately $0.0127 as of March 3, 2015) and fixed-line operators pay Turkcell TRY 0.0250 per minute (approximately $0.0100 as of March 3, 2015) for national voice call traffic.

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

(iii) SMS Termination Agreements

During 2011, Turkcell entered into SMS Termination Agreements with alternative operators who applied to Turkcell for an agreement. In accordance with the ICTA regulations on SMS Termination Rates in Turkcell’s network, Fixed Telephony Service Operators pay Turkcell TRY 0.0043 per SMS (approximately $0.0017 as of March 3, 2015).

cc. MVNO Services

The ICTA has designated Turkcell as the operator having significant market power in the mobile access and call origination markets, which has implications such as mandatory MVNO access and cost-oriented call origination and termination rates. In its decision regarding the Reference Access Offer of Turkcell, the ICTA determined the call origination and termination fees for voice as TRY 0.0250 per minute (approximately $0.0100 as of March 3, 2015), wholesale on net voice call fee as TRY 0.0428 per minute (approximately $0.0170 as of March 3, 2015), origination and termination fees for SMS as TRY 0.0043 per SMS (approximately $0.0017 as of March 3, 2015) and wholesale on net SMS fee as TRY 0.0073 (approximately $0.0029 as of March 3, 2015) per SMS to be applied to the MVNOs.

Highly competitive market conditions and heavy tax burdens have discouraged potential MVNOs from entering the market for years. Nevertheless, commercial negotiations with some MVNO candidates are in progress and we expect to see some MVNO presence in the market in the coming years.

dd. Agreements Concluded with Directory Service Providers

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

ee. Agreements Concluded with Operators Licensed to Provide Satellite Services

We have executed agreements with Globalstar Avrasya Uydu Ses ve Data Iletisim A.S. and Teknomobil Uydu Haberlesme A.S., operators licensed to provide satellite services. The scope of such agreements is the interconnection between the networks of the parties and the determination of the principles and procedures of the methods of network operation and clearance.

ff. Prospective Legislation and Regulations

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

4.C Organizational Structure

The following chart lists each of our key subsidiaries (including our ownership interest in Fintur) and our proportionate direct and indirect ownership interest as of March 3, 2015:

It was decided at the Board of Directors’ meeting held on November 28, 2013, to liquidate Global FLLC Belarus. The liquidation was completed on October 9, 2014.

(1)	Global Odeme Sistemleri A.S. (formerly Corbuss) is 11% directly and 89% indirectly (in total 100%) owned by Turkcell. Global Odeme Sistemleri (“Global Odeme”) was renamed Global Odeme Hizmetleri on February 5, 2015.

As part of a restructuring project, the following intra-group merger transactions were carried out in 2014:

(2)	Fizy Iletisim A.S. (“Fizy”), a subsidiary of Turkcell, merged into Turktell Bilisim Servisleri A.S., another subsidiary of Turkcell, and the registry record of Fizy was deregistered on December 18, 2014.
(3)	Talih Kusu Altyapi Hizmetleri A.S. (“Talihkusu”), a subsidiary of Turkcell, merged into Turkcell Superonline Iletisim Hizmetleri A.S., another subsidiary of Turkcell, and the registry record of Talihkusu was deregistered on December 18, 2014.
(4)	Turktell Uluslararasi Yatirim Holding A.S. (“Turktell”), a wholly owned subsidiary of Turkcell, merged into Turkcell and the registry record of Turktell was deregistered on December 24, 2014.

For information on the country of incorporation of our key subsidiaries, see “Item 4.B. Business Overview”.

4.D Property, Plant and Equipment

Our principal property, plant and equipment consist of management offices, switching sites, network infrastructure sites, and network and office equipment.

The Group owns buildings in Istanbul (Beyoglu headquarter), Maltepe, Kartal, Davutpasa, Mahmutbey, Halkali, Bodrum, Ankara (Cinnah, Sogutozu, Ivedik), Malatya, Izmit, Tekirdag/Corlu, Zonguldak, Aydin, Denizli, Konya, Karaman, Erzurum, Balikesir, Mugla, Mersin, Sakarya, Hatay, Adana, Diyarbakir, Samsun, Izmir, Antalya, Trabzon, Bursa, Van, Kayseri, Gaziantep, Minsk, Dnepropetrovsk, Donetsk, Kharkiv, Kramtorsk, Kyiv, Lviv and Simferopol.

In addition to the foregoing properties, we maintain rented buildings in Istanbul (Maltepe, Umraniye, Academy, Levent, Bayrampasa, Avcilar, Maslak), Edirne, Eskisehir, Manisa, Samsun, Trabzon, Bodrum, Ankara, Izmir, Gaziantep, Sanliurfa, Adana, Diyarbakir, Antalya, Artvin, Van (Ercis), Siirt, Karabuk, Corum, Baku, Lefkosa, Minsk, Dnepropetrovsk, Kharkiv, Kyiv, Sumy, Moscow, Kiev, Koln and Odesa.

a. Core Network Infrastructure

Our core network consists of standalone Home Location Registers (“HLR”), a combined Number Portability Switch Relay Function (“SRF”) and Number Portability Database and Signal Transfer Point (“STP”). The Core Network is common for 2G and 3G radio networks and carries voice over IP, with combined Mobile Switch Centers/Visitor Location Registers (“MSC/VLR”), Media Gateways (“MGW”), Charging Control Node (“CCN”) and Virtual Private Network (“VPN”). Our core packet switching network consists of SGSNs (Serving GPRS Support Node) and GGSNs (Gateway GPRS Support Node) providing GPRS/EDGE, and HSPA/HSPA+ (High Speed Packet Access) capability for mobile packet traffic and also Policy and Charging Rules Function (“PCRF”) for subscriber policies.

We have switches in Istanbul, Ankara, Izmir, Adana, Antalya, Bursa, Corlu (Tekirdag), Denizli, Diyarbakir, Erzurum, Eskisehir, Gaziantep, Hatay, Kayseri, Kocaeli, Konya, Malatya, Mersin, Mugla, Samsun, Trabzon, Van and Zonguldak. We also have Remote BSC (“RBSC”) locations at Afyon, Alanya (Antalya), Elazig, Kars, Kutahya, and Sanliurfa.

In addition, we own switch buildings in different cities in Turkey, such as Istanbul (Mahmutbey), Denizli, Mugla, Izmit, Konya and Erzurum. Switch buildings are where the network switching equipment, such as MSC, MGW, BSC and RNC, is located.

b. Access Network Infrastructure

Our Access Network consists of Base Station Controllers (“BSC”) and Radio Network Controllers (“RNC”) at Network Data Centers (“NDC”) and BTS and Node-Bs located on rooftops or towers. In 2014, we started calling our OMCs (Operation Maintenance Centers) as NDCs (Network Data Centers). BTSs are the fixed transmitter and receiver equipment in each cell, or coverage area of a single antenna, of a mobile communications network that communicates by radio signal with mobile telephones in the cell. In the same manner, Node-Bs are radio signal transmitter and receiver equipment in each 3G cell, connected to and controlled by RNC in order to realize 3G and HSPA+ coverage for 3G /HSPA-equipped mobile phones.

At the end of December 2014, we owned over 39,500 base stations and leased the land underlying such base stations.

In 2009, the ICTA resolved that operators may transfer the right of use of their towers to third parties. In accordance with this resolution, we transferred the rights of some towers to Global Tower. As of December 2014, Global Tower provides services to the industry with over 3,175 masts and towers built by Global Tower, and over 2,370 towers transferred from Turkcell throughout Turkey.

c. Transmission Network Infrastructure

Turkcell’s Mobile Backhaul utilizes various transport technologies to provide for an efficient, resilient and cost effective transmission network. Connectivity between sites is provided using Microwave Radio Links and leased lines carried over Synchronous Digital Hierarchy (“SDH”) and Ethernet over Dense Wavelength Division Multiplexing (“DWDM”) where appropriate. Cell sites with site connectivity are mostly served by point-to-point microwave radio links owned and managed by Turkcell, make up more than 90% of our network. Interconnections with other Public Land Mobile Networks (“PLMN”), Public Switched Telephone Networks (“PSTN”), Long Distance Telephony Services (“LDTS”) and small operator companies are realized through leased line connections. More than 90% of our leased line network connectivity is currently provided by our subsidiary “Turkcell Superonline”. The rest of the leased lines are provided by the incumbent Telekom operator “Turk Telekom”. With the growth of data usage and in preparation for “4G”, fiber optic connectivity to cell cites has also become a part of our network topology. As a result the overall infrastructure capacity usage is fully optimized and a high grade of availability is achieved through topology resiliency and packet base IP Mobile Backhaul network infrastructure.

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

I. Overview of the Turkish Economy

2014 was another challenging year for global markets. Global growth remained the same in 2014 with the gap between developed and developing markets decreasing and the world continuing its slow recovery. Turkey’s credit rating was kept the same at all three major rating agencies with only Standard &Poor’s still remaining one notch below investment grade. The Turkish economy grew uninterruptedly for twenty quarters in a row and grew by 2.8% in the first nine months of 2014. Based on market estimates, the year-on-year GDP growth in Turkey is expected to be at around 3.1% in 2014 and 3.0% in 2015, driven by domestic demand. 2015 is expected to be an even more challenging year globally due to high volatility from differing monetary policies from developed markets. On the U.S. side, the Federal Reserve (“FED”) has finalized its exit strategy by finishing its quantitative easing policy in October 2014. Although the FED is expected to begin increasing interest rates in the second half of 2015, global liquidity is expected by many to stay the same due to expansionary policies from Japan and the E.U. Furthermore, the recent drop in oil prices continues to give energy-importing countries like Turkey breathing space while increasing the pressure on energy exporters.

The TRY depreciated by 8.6% against the U.S. Dollar in 2014, and an additional 8.3% as of March 3, 2015. Further devaluation may happen in 2015. The inflation rate, based on the Turkish consumer price index, increased to 8.2% by the end of 2014 from 7.4% a year ago led by an increase in food prices and a pass through effect from TRY depreciation. The latest CBRT expectations survey, as of February 20, 2015, indicates that consumer inflation is expected to be 6.8% at the end of 2015 mainly due to base effects. Furthermore, the recent decrease in oil prices continues to put downward pressure on inflation, at the same time increasing the probability of a further rate cut by the CBRT following the 25 bps cut in February. The current account deficit decreased to approximately 5.7% of GDP in the first nine months of 2014 from approximately 7.2% in 2013. The current account deficit is expected to continue narrowing in 2015 due to low energy prices. Potential capital outflows due to a decrease in global USD liquidity and rising U.S. interest rates may have a negative impact on the Turkish economy if not counterbalanced by European Central Bank and Bank of Japan actions.

Turkey will hold parliamentary elections in June 2015. On a regional level, further instability in the CIS, Balkans, Middle East, North Africa and Caucasian regions may impact the development of the Turkish economy. Tension in Ukraine, Syria and the Middle East region remain the most important neighboring political risks.

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

The special communications tax on new subscriptions was TRY 40 (equivalent to $15.9 as of March 3, 2015) and TRY 39 (equivalent to $15.5 as of March 3, 2015) in 2014 and 2013, respectively. As of January 1, 2015, the special communications tax on new subscriptions levied is TRY 44 (equivalent to $17.5 as of March 3, 2015). The tax has had a correlative negative impact on mobile usage.

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

The license fee is paid once on the subscription per subscriber. The license fee was TRY 16.30 (equivalent to $6.49 as of March 3, 2015) and TRY 15.68 (equivalent to $6.24 as of March 3, 2015) in 2014 and 2013, respectively. The license fee is paid to the government in equal installments, which is divided into the number of months remaining in the year. However, it is collected in 12 equal monthly installments. As of January 1, 2015, the license fee is TRY 17.95 (equivalent to $7.15 as of March 3, 2015).

The payment of the annual utilization fee to the government depends on whether a subscriber is postpaid or prepaid. For postpaid subscribers, the monthly utilization fee was TRY 1.36 (equivalent to $0.54 as of March 3, 2015) and TRY 1.31 (equivalent to $0.52 as of March 3, 2015) in 2014 and 2013, respectively, and is charged to subscribers monthly. For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers at the previous year end by the annual utilization fee and the calculated bulk annual utilization fee is paid by the GSM operators the following year on the last business day in February. As of January 1, 2015, the monthly utilization fee is TRY 1.50 (equivalent to $0.60 as of March 3, 2015). We decided to collect utilization fees from some of our prepaid subscribers starting from June 2011.

d. Special Consumption Tax

The Special Consumption Tax (“SCT”) is a tax on prescribed goods, which includes mobile phones. The SCT is charged on mobile phones either when they are imported or when they are sold by Turkish manufacturers. The SCT rate on mobile phones (mobile phones are legally defined as “transmitter/receiver cellular phones”) was 20% prior to October 13, 2011, and the SCT calculated in accordance with the 20% rate must not fall below TRY 40 (equivalent to $15.9 as of March 3, 2015) per cellular phone device (Temporary Article 6 of Special Consumption Tax Code).

The SCT rates were raised on some motor vehicles, mobile phones, alcoholic beverages and tobacco products by a decision of the Board of Ministers, which was published in the Official Gazette on October 13, 2011. The SCT rate over cellular phones was increased from 20% to 25% and the minimum SCT amount to be calculated was increased to TRY 100 (equivalent to $39.81 as of March 3, 2015) (previously the minimum SCT amount was TRY 40 (equivalent to $15.9 as of March 3, 2015)) effective from October 13, 2011.

The SCT rates were again raised on some motor vehicles, mobile phones and alcoholic beverages by a decision of the Board of Ministers, which was published in the Official Gazette on January 1, 2014. The minimum SCT amount to be calculated over cellular phones was increased to TRY 120 (equivalent to $47.8 as of March 3, 2015) effective from January 1, 2014.

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

5.A Operating Results

Our audited Consolidated Financial Statements as at December 31, 2014 and December 31, 2013 and for each of the years in the three-year period ended December 31, 2014 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

I. Overview of Business

Turkcell, a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. We operate under a 25-year GSM license (the “2G License”) and a 20-year GSM license (the “3G License”). We were granted the 2G License in April 1998 upon payment of an upfront license fee of $500 million. On April 30, 2009, we signed a license agreement with the ICTA, which provides authorization for providing IMT 2000/UMTS services and infrastructure. We acquired the A-type license providing the widest frequency band for a consideration of EUR 358 million (excluding VAT). The 3G License is effective for 20 years starting from April 30, 2009. Pursuant to the agreement, we started to provide IMT 2000/UMTS services as of July 30, 2009.

Under our 2G License, we pay the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly treasury share equal to 15% of our gross revenue. Of such fee, 10% is paid to the Ministry of Transport, Maritime Affairs and Communications of Turkey (“Turkish Ministry”) for the universal service fund.

We believe that the build-out of our network in Turkey is substantially completed. As of December 31, 2014, our network covered 100% of Turkish cities with a population of 1,000 or more and the majority of Turkey’s tourist areas and principal intercity highways (according to the Turkish Statistical Institute 2010 Census). We currently meet the coverage requirements of our 2G license in all material respects.

In accordance with our 3G license agreement, we are required to cover the population within the borders of all metropolitan municipalities and within the borders of all cities and municipalities in three and six years, respectively. Moreover, we are required to cover the population in all settlement areas with a population higher than 5,000 and 1,000 in eight and ten years, respectively, following the date of the agreement. As of December 31, 2014, we had reached 91.2% population coverage.

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

As at December 31, 2014, management believes that the Company is in compliance with the above mentioned license and interconnection agreements’ conditions and requirements in all material respects.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2014, that number for the Group had grown to 71.5 million.

According to operator announcements, there were 71.9 million GSM lines in the Turkish GSM market as of December 31, 2014. In addition, the penetration rate in such market was 92% as of December 31, 2014. Despite the increasingly competitive environment, we sustained our leading position with a market share of 48% for the year ended December 31, 2014, according to operator announcements. We increased our postpaid subscriber base from 40% in 2013 to 44% in 2014 due to our focus on value. As of December 31, 2014, we had 19.4 million prepaid and 15.2 million postpaid subscribers in our Turkish GSM network. Our average MoU in Turkey increased 6% to 275.3 minutes in 2014 from 259.3 minutes in 2013, as a result of our higher incentives and higher package utilization. Our average revenue per user in Turkey decreased slightly to $11.2 in 2014 from $11.4 in 2013 mainly arising from the 14.4% depreciation, on average, of the TRY against the USD. In TRY terms, ARPU increased to TRY 22.5 in 2014 compared to TRY 21.7 in 2013 mainly due to continued strong growth in data usage and an increase in the postpaid subscriber base despite the decrease in interconnection fees.

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

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Our churn rate for mobile operations in Turkey was 28.3% for the year ended December 31, 2014, compared to 27.4% for the year ended December 31, 2013. Our churn rate increased 0.9 percentage points, primarily due to the increased competition in the market.

We have an allowance for doubtful receivables in our Consolidated Financial Statements for non-payments and disconnections that amounted to $313.8 million and $324.0 million as of December 31, 2014 and 2013 respectively, which we believe is adequate. The main reason for the decrease in allowance for doubtful receivables is the 8.6% depreciation of TRY against the USD and the write-off of overdue receivables amounting to $49.5 million, which was netted off with the impairment loss recognized amounting to $71.0 million. In TRY terms, allowance for doubtful receivables increased by 5.2%.

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

III. Revenues

Revenues includes communication fees, revenue from betting business, call center revenue, commission fees on betting business, monthly fixed fees, simcard sales and other revenue. Other revenue mainly consists of handsets, modems, internet subscription revenue and tower rent incomes.

IV. Operating Costs

a. Direct Cost of Revenues

Direct cost of revenues includes treasury shares, transmission fees, base station rent and energy expenses, billing costs, cost of simcards sold, depreciation and amortization charges, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign mobile communications operators for calls made by our subscribers while outside Turkey, interconnection fees mainly paid to Turk Telekom, Vodafone and Avea, handset costs where the Company is the principal in the sale of the handsets, and wages and salaries and personnel expenses for technical personnel.

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

c. Selling and Marketing

Selling and marketing expenses consist of dealer and distributor commissions, advertising, uncharged prepaid frequency usage fees, wages, salaries and personnel expenses of sales and marketing related employees, and other expenses, including travel expenses, office expenses, insurance, company car expenses, and training and communication expenses.

d. Results of Operations

The following table shows information concerning our consolidated statements of operations for the years indicated:

	For the years ended December 31,
	2014	2013	2012
(in $ millions)
Revenues	5,512.9	5,975.4	5,865.8
Direct cost of revenues	(3,375.5)	(3,693.3)	(3,622.3)

Gross profit	2,137.4	2,282.1	2,243.5
Administrative expenses	(256.8)	(286.8)	(270.5)
Selling and marketing expenses	(903.1)	(964.1)	(953.2)
Other income/(expense), net	(35.5)	(29.2)	(58.8)

Results from operating activities	942.0	1,002.0	961.0
Finance costs	(559.3)	(95.5)	(125.5)
Finance income	437.5	395.4	386.1

Net finance (costs)/income	(121.8)	299.9	260.6
Monetary gain	88.4	82.9	95.3
Share of profit of equity accounted investees	96.6	155.4	121.7

Profit before income taxes	1,005.2	1,540.2	1,438.6
Income tax expense	(334.6)	(310.7)	(291.5)

Profit for the year	670.6	1,229.5	1,147.1
Attributable to:
Equity holders of the Company	864.9	1,228.2	1,158.8
Non-controlling interest	(194.3)	1.3	(11.7)
Profit for the year	670.6	1,229.5	1,147.1

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	For the years ended December 31,
	2014	2013	2012
Statement of Operations Data (% of revenue)
Revenues
Communication fees	86.7	89.9	91.6
Commission fees and revenues on betting business	2.5	2.0	1.5
Other revenue	10.8	8.1	6.9
Total revenue	100.0	100.0	100.0
Direct cost of revenues	(61.2)	(61.8)	(61.8)
Gross margin	38.8	38.2	38.2
Administrative expense	(4.7)	(4.8)	(4.6)
Selling and marketing expenses	(16.4)	(16.1)	(16.3)
Other operating income/(expense), net	(0.6)	(0.5)	(1.0)
Results from operating activities	17.1	16.8	16.4

V. Segment Overview

We have four reportable segments, as described below, which are based on the dominant source and nature of our risk and returns as well as our internal reporting structure. In the current year, Turkcell Superonline has been broken out from the “Other” segment given the increasing importance of this business to us. Prior periods have been restated on a consistent basis. Some of these strategic segments offer similar types of services, however, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

We are comprised of the following main reportable segments: Turkcell, Euroasia and Belarusian Telecom, all of which are GSM operators in their countries and Turkcell Superonline, which provides fixed broadband services in Turkey.

Other operations mainly include our companies operating in telecommunications, betting, call center and value added services.

	Turkcell	Euroasia	Belarusian Telecom	Turkcell Superonline	Other	Total
	2014	2014	2014	2014	2014	2014
(in $ million)
Total external revenues	4,265.9	344.5	65.5	443.5	393.5	5,512.9
Intersegment revenue	27.3	2.7	0.1	130.1	414.5	574.7
Reportable segment adjusted EBITDA*	1,341.4	106.3	0.3	149.8	148.0	1,745.8
Finance income	407.9	1.7	4.2	6.3	67.7	487.8
Finance cost	90.3	(507.6)	(162.0)	(33.1)	(59.8)	(672.2)
Monetary gain	—	—	88.3	—	0.2	88.4
Depreciation and amortization	(462.4)	(85.6)	(41.9)	(110.3)	(69.8)	(770.1)
Share of profit of equity accounted investees	—	—	—	—	96.6	96.6
Other material non-cash items:
Bad debt expense	(59.7)	(0.2)	(5.3)	(4.9)	(0.9)	(71.0)

	Turkcell	Euroasia	Belarusian Telecom	Turkcell Superonline	Other	Total
	2013	2013	2013	2013	2013	2013
(in $ million)
Total external revenues	4,759.6	445.4	70.6	359.4	340.4	5,975.4
Intersegment revenue	30.2	4.4	0.1	124.2	361.1	520.0
Reportable segment adjusted EBITDA*	1,485.1	137.1	(3.3)	124.6	147.3	1,890.9
Finance income	370.8	2.7	6.1	8.3	72.6	460.6
Finance cost	61.1	(57.4)	(104.6)	(48.5)	(66.3)	(215.7)
Monetary gain	—	—	82.8	—	0.1	82.9
Depreciation and amortization	(491.8)	(116.2)	(77.7)	(97.4)	(67.2)	(850.4)
Share of profit of equity accounted investees	—	—	—	—	155.4	155.4
Other material non-cash items:
Bad debt expense	(66.5)	(0.5)	(5.5)	(5.4)	(1.5)	(79.5)

	Turkcell	Euroasia	Belarusian Telecom	Turkcell Superonline	Other	Total
	2012	2012	2012	2012	2012	2012
(in $ million)
Total external revenues	4,844.9	402.2	62.2	270.7	285.9	5,865.8
Intersegment revenue	24.8	3.3	0.1	111.2	323.2	462.6
Reportable segment adjusted EBITDA*	1,511.5	114.4	(5.4)	79.5	138.7	1,838.7
Finance income	369.2	2.5	0.6	3.4	66.5	442.1
Finance cost	(55.7)	(56.7)	(66.2)	1.7	(50.6)	(227.4)
Monetary gain	—	—	95.3	—	0.0	95.3
Depreciation and amortization	(506.2)	(116.9)	(46.3)	(69.8)	(67.6)	(806.8)
Share of profit of equity accounted investees	—	—	—	—	121.7	121.7
Other material non-cash items:
Bad debt expense	(55.9)	(0.2)	(1.8)	(3.2)	(1.3)	(62.4)
Impairment on equity accounted investees	—	—	—	—	(40.3)	(40.3)

*	For a definition of adjusted EBITDA, please see footnote 9 of the table in “Item 3.A. Selected Financial Data”.

Turkcell

a. 2014 compared to 2013

Total revenues generated by Turkcell decreased 10.4%, to $4,293.2 million in 2014 from $4,789.8 million in 2013, mainly due to 14.4% depreciation, on average, of the TRY against the USD partially offset by the increase in mobile broadband and services. On a TRY basis, total revenues increased 2.7%, mainly due to a 34% growth in mobile broadband revenues which partially offset with a 1% decrease in voice revenues. For a more detailed discussion of the factors affecting our revenues, please see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Turkcell’s adjusted EBITDA decreased 9.7% to $1,341.4 million in 2014 from $1,485.1 million in 2013. On a TRY basis, adjusted EBITDA increased 3.2%, primarily due to an increase in revenues which was partially offset by an increase in selling and marketing expense and administrative expenses. The increase in administrative expenses mainly resulted from an increase in bad debt expenses and wages, salaries and personnel expenses. The increase in selling and marketing expense mainly resulted from an increase in uncharged prepaid frequency usage fees, selling expenses and wages, salaries and personnel expenses.

Net finance income increased 15.4% from $431.9 million in 2013 to $498.2 million in 2014. On a TRY basis, net finance income also increased 31.7% mainly due to an increase in foreign exchange gain and interest earned on time deposits and assigned contracted receivables. The positive impact of significant change in net foreign exchange position, mainly due to an increase in foreign exchange denominated cash balance and a decrease in foreign exchange denominated borrowings, was partially offset by a lower depreciation of 8.6% in 2014 compared to a 19.7% depreciation of the TRY against the USD in 2013. Interest income on time deposits increased mainly due to an increase in cash balances and interest rates. The increase in interest earned on assigned contracted receivables is parallel to the increase in those receivables.

Depreciation expense decreased 6.0% from $491.8 million in 2013 to $462.4 million in 2014. On a TRY basis, depreciation expense increased by 7.8%.

b. 2013 compared to 2012

Total revenues generated by Turkcell slightly decreased 1.6%, to $4,789.8 million in 2013 from $4,869.7 million in 2012, mainly due to 6.6% depreciation, on average, of the TRY against the USD partially offset by the increase in mobile broadband and services. On a TRY basis, total revenues increased 4.6%, mainly due to 17% growth in mobile broadband and services revenues.

Turkcell’s adjusted EBITDA slightly decreased 1.7% to $1,485.1 million in 2013 from $1,511.5 million in 2012. On a TRY basis, adjusted EBITDA increased 4.5%, primarily due to an increase in revenues which was partially offset by an increase in direct cost of revenues, selling and marketing expense and administrative expenses. The increase in the direct cost of revenues mainly resulted from an increase in treasury share expenses stemming from increasing revenues, tax expenses regarding the ICTA decision dated September 26, 2012 enabling users of mobile lines without subscription to register those lines under their names at no charge and an increase in network-related costs. The increase in administrative expenses mainly resulted from an increase in bad debt expenses and wages, salaries and personnel expenses. The increase in selling and marketing expense mainly resulted from an increase in uncharged prepaid frequency usage fees, marketing expenses and wages, salaries and personnel expenses.

Net finance income increased 37.8% from $313.5 million in 2012 to $431.9 million in 2013. On a TRY basis, net finance income also increased 48.1%, mainly due to a change in foreign exchange gain/(loss) and interest income on assigned contracted receivables. The 19.7% depreciation of the TRY against the USD in 2013, as opposed to the 5.6% appreciation of the TRY against the USD in 2012, had a positive impact on net finance income since Turkcell has a long position. Interest income on assigned contracted receivables increased mainly due to an increase in the receivables from assigned contracted handset campaigns.

Depreciation expense decreased 2.8% from $506.2 million in 2012 to $491.8 million in 2013. On a TRY basis, depreciation expense increased by 3.5%.

Euroasia

a. 2014 compared to 2013

Astelit, in which we hold a 55.0% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”. Since its inception in February 2005, Astelit has worked on establishing network coverage to provide high quality services in Ukraine. Astelit’s registered subscriber base increased 10.3% from 12.6 million at the end of December 31, 2013 to 13.9 million at the end of December 31, 2014. Euroasia’s segment revenue decreased 22.8%, from $449.8 million in 2013 to $347.2 million in 2014 due to devaluation in the UAH against the U.S. Dollar in 2014. Euroasia’s segment revenue increased by 12.7% on a local currency basis mainly stemming from stable subscriber base growth, increasing mobile data revenues as well as roaming and international services revenues.

Euroasia’s adjusted EBITDA decreased 22.5% from $137.1 million in 2013 to $106.3 million in 2014 due to devaluation in the UAH against the U.S. Dollar in 2014. Euroasia’s adjusted EBITDA increased by 12.9% on a local currency basis. As a percentage of revenues, adjusted EBITDA increased 0.1 percentage points to 30.6% in 2014 from 30.5% in 2013. Improvement in adjusted EBITDA mainly resulted from continued focus on business efficiency and operational profitability.

Net finance cost deteriorated by $451.2 million to a $505.9 million loss in 2014 from a $54.7 million loss in 2013, mainly due to an increase in foreign exchange loss as a result of the devaluation of the UAH against the U.S. Dollar by 97.3% in 2014.

b. 2013 compared to 2012

Astelit’s registered subscriber base increased 13.5% from 11.1 million at the end of December 31, 2012 to 12.6 million at the end of December 31, 2013. Euroasia’s segment revenue increased 11.0%, from $405.4 million in 2012 to $449.8 million in 2013. Euroasia’s segment revenue increased by 11.0% on a local currency basis mainly stemming from the subscriber base expansion and higher mobile internet and other value-added service revenues.

Euroasia’s adjusted EBITDA increased 19.8% to reach $137.1 million in 2013 from $114.4 million in 2012. As a percentage of revenues, adjusted EBITDA increased 2.3 percentage points to 30.5% in 2013 from 28.2% in 2012. The improvement in adjusted EBITDA mainly resulted from continued focus on business efficiency and operational profitability.

Net finance cost remained almost stable at a $54.7 million loss in 2013 compared to a $54.2 million loss in 2012.

Belarusian Telecom

a. 2014 compared to 2013

In 2014, Belarusian Telecom’s registered subscriber base increased 17% from 1.2 million in 2013 to 1.4 million subscribers as a result of increasing gross additions with the launch of the all-direction tariff plans.

Belarusian Telecom’s segment revenues decreased 7.2% from $70.7 million in 2013 to $65.6 million in 2014. Belarusian Telecom’s segment revenues increased by 15.6% on a local currency basis mainly due to a strong position in data and growth in value added services despite a slight decrease in terminal revenues.

Belarusian Telecom’s adjusted EBITDA improved to $0.3 million in 2014 from negative $3.3 million in 2013. On a local currency basis, Belarusian Telecom’s adjusted EBITDA improved as well due to an increase in revenues partially set off by an increase in direct cost of revenues and selling and marketing expenses.

Net finance cost deteriorated by 60.2% to a $157.8 million loss in 2014 from a $98.5 million loss in 2013, mainly due to an increase in foreign exchange loss as a result of the depreciation of the Belarusian Ruble against the U.S. Dollar in 2014 by 24.6%, while the Belarusian Ruble depreciated by 11.0% in 2013.

As at December 31, 2014, an impairment test was performed for Belarusian Telecom and an after tax impairment in the amount of $15.0 million was calculated for the cash-generating unit, allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and included in the depreciation expense. The tax effect of the long-lived asset impairment of $0.9 million is included in the deferred taxation benefit.

b. 2013 compared to 2012

In 2013, Belarusian Telecom’s registered subscriber base increased 9% from 1.1 million in 2012 to 1.2 million people in line with Belarusian Telecom’s churn policy and value focus approach. Belarusian Telecom’s segment revenues increased 13.6% from $62.3 million in 2012 to $70.7 million in 2013. Belarusian Telecom’s segment revenues increased by 26% on a local currency basis mainly due to strong position in data and growth in value added services in addition to terminal revenues.

Belarusian Telecom’s adjusted EBITDA improved 38.9% from a $5.4 million loss in 2012 to a $3.3 million loss in 2013. On a local currency basis, Belarusian Telecom’s adjusted EBITDA improved as well due to an increase in revenues partially netted off with an increase in direct cost of revenues and selling and marketing expenses.

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

Turkcell Superonline

a. 2014 compared to 2013

Total revenues generated by Turkcell Superonline increased 18.6% to $573.6 million in 2014 from $483.6 million in 2013. On a TRY basis, total revenues increased 35.2%, mainly due to a 53% growth in the residential segment driven by customer growth. Turkcell Superonline’s total subscriber base (including ADSL subscribers) reached 1.2 million as a result of 346 thousand net additions in 2014. The FTTH subscriber base increased to 735 thousand with a 165 thousand net increase for the full year. Based on the operators’ announcements, by the end of 2014, Turkcell Superonline has become the market leader in terms of number of total FTTH subscribers in Turkey. Turkcell Superonline has continued to invest in its fiber network, increasing home passes by 380 thousand in 2014 to 2.1 million. In 2014, by adding two new cities, the in-city coverage of Turkcell Superonline reached 14 cities. Furthermore, capitalizing on its network, Turkcell Superonline has strengthened its product offering with the addition of the cutting edge TV platform, Turkcell TV+.

Turkcell Superonline’s adjusted EBITDA increased 20.2% to $149.8 million in 2014 from $124.6 million in 2013. On a TRY basis, adjusted EBITDA increased 37.6%, primarily due to an increase in revenues which was partially offset by an increase in direct cost of revenues, selling and marketing expense and administrative expenses. The improvement in adjusted BITDA mainly resulted from an increasing scale of the business and a focus on business efficiency and operational profitability.

Net finance costs decreased 33.3% from $40.2 million in 2013 to $26.8 million in 2014. On a TRY basis, net finance cost also decreased 24.4% mainly due to a change in foreign exchange gain/(loss). The 8.6% depreciation of TRY against the USD in 2014, as opposed to the 19.7% depreciation of the TRY against the USD in 2013 had a positive impact on net finance cost since Turkcell Superonline has a short position.

Depreciation expense increased 13.2% from $97.4 million in 2013 to $110.3 million in 2014. On a TRY basis, depreciation expense increased by 30% as a result of an increase in the capex additions.

b. 2013 compared to 2012

Total revenues generated by Turkcell Superonline increased 26.6%, to $483.6 million in 2013 from $381.9 million in 2012. On a TRY basis, total revenues increased 35.2%, mainly due to the growth in residential and corporate segments. Turkcell Superonline continued its fiber investments, increasing home passes to 1.7 million and FTTH subscribers to 570 thousand by the end of 2013 with 145 thousand net additions for the year.

Turkcell Superonline’s adjusted EBITDA increased 56.7% to $124.6 million in 2013 from $79.5 million in 2012. On a TRY basis, adjusted EBITDA increased 67%, primarily due to an increase in revenues which was partially offset by an increase in direct cost of revenues, selling and marketing expense and administrative expenses. The improvement in adjusted EBITDA mainly resulted from growth in profitable retail segment revenues and the focus on business efficiency and operational profitability.

Turkcell Superonline’s net finance income of $5.1 million in 2012 turned to $40.2 million net finance cost in 2013 due to foreign exchange losses incurred in 2013 as a result of the unfavorable movements in foreign exchange rates.

Depreciation expense increased 39.5% from $69.8 million in 2012 to $97.4 million in 2013. On a TRY basis, depreciation expense increased by 47%.

VI. Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

We had 34.6 million GSM subscribers in Turkey, including 19.4 million prepaid subscribers, as of December 31, 2014, compared to 35.2 million GSM subscribers in Turkey, with 21.2 million prepaid subscribers, as of December 31, 2013. During 2014, we recorded a decrease of 548 thousand Turkish GSM subscribers.

In Ukraine, we had 13.9 million and 12.6 million registered subscribers as of December 31, 2014 and 2013, respectively. During 2014, we gained approximately 1.3 million new Ukrainian GSM subscribers despite losing subscribers in Crimea. This was primarily due to successful regional strategy, effective regional tariffs and campaigns.

a. Revenues

Total revenues for the year ended December 31, 2014 decreased 7.7% to $5,512.9 million, from $5,975.4 million in 2013. On a TRY basis, our revenues increased 5.6% compared to 2013, mainly due to 34% growth in mobile broadband revenues, which was partially offset by a 1% decrease in voice revenues mainly resulting from the negative impact of the interconnection fee cuts effective July 1, 2013, as well as a higher contribution from our subsidiaries, particularly through Turkcell Superonline.

Revenues from communication fees for the year ended December 31, 2014 decreased 11.0% to $4,779.3 million, from $5,369.0 million in 2013, mainly due to the 14.4% depreciation, on average, of the TRY against the USD. Our revenues from communication fees increased 1.9% on a TRY basis mainly due to the growth in mobile broadband and service revenues together with the increase in roaming revenues, which was partially offset by the decrease in outgoing revenues and the decrease in interconnect revenues mainly due to the negative impact of the interconnection fee cuts effective from July 1, 2013, despite the increase in incoming airtime. Communication fees consist of revenues from postpaid and prepaid subscribers, interconnect revenues and roaming revenues. In Turkey, postpaid revenue increased significantly whereas prepaid revenue decreased compared to 2013. Postpaid subscriber usage is generally higher than prepaid subscriber. In Turkey, during 2014, we maintained our focus on the postpaid segment, with newly launched campaigns, offers and promotions to switch customers from the prepaid to the postpaid segment. We focus on postpaid subscribers because there is, in general, higher average revenue per postpaid subscriber and a lower churn rate. In 2014, postpaid average revenue per user was TRY 37.7 whereas prepaid average revenue per user was TRY 11.6. These figures indicate that postpaid average revenue per user is approximately 3.3 times the prepaid average revenue per user. Therefore, the increase in the number of postpaid subscribers has a positive effect on blended average revenue per user.

Commission fees and revenue on betting business increased to $136.1 million for the year ended December 31, 2014, from $120.4 million for the year ended December 31, 2013. On a TRY basis, commission fees and revenue on betting business increased 29.3%. This increase was primarily due to the increase in betting turnover in Turkey and revenue on betting business generated in Azerbaijan.

Monthly fixed fees revenue decreased 41.0% to $23.6 million for the year ended December 31, 2014, compared to $40.0 million for the year ended December 31, 2013. On a TRY basis, monthly fixed fees revenue decreased 32.1%, mainly due to the increased usage of packages which do not include monthly fixed fees.

b. Direct cost of revenues

Direct cost of revenues, including depreciation and amortization, decreased 8.6% to $3,375.5 million in 2014 from $3,693.3 million for the year ended December 31, 2013. On a TRY basis, direct cost of revenues increased 4.5% compared to 2013, due to an increase in treasury shares and universal funds paid, network related expenses, wages and salaries, depreciation expenses and other items.

Treasury shares and universal funds paid to the Turkish Treasury and Ministry of Transport, Maritime Affairs and Communications (“Turkish Ministry”) decreased 10.2%, from $761.0 million for the year ended December 31, 2013 to $683.3 million in 2014. However, they increased 2.8% on a TRY basis, which was lower than the increase in revenues due to the increased contribution of our subsidiaries to revenues.

Transmission costs remained stable at $49 million in 2014. On a TRY basis, transmission costs increased by 13.8%. Furthermore, uncapitalizable radio costs and expenses decreased 4.1%, from $395.3 million for the year ended December 31, 2013 to $379.0 million in 2014. Radio costs increased 9.4% on a TRY basis mainly due to the cumulative investment impact and increased taxes and costs, such as rent and energy.

Wages, salaries and personnel expenses for technical personnel decreased 8.5% to $300.1 million in 2014 from $327.9 million for the year ended December 31, 2013. They increased 4.6% on a TRY basis mainly due to the periodic increase in wages and salaries.

Depreciation and amortization charges (including impairment charges) decreased 9.6%, from $826.8 million for the year ended December 31, 2013 to $747.7 million in 2014, while on a TRY basis depreciation and amortization charges increased 2.8%, mainly due to the increase in depreciation and amortization charges of Turkcell Turkey and Turkcell Superonline, which was partially offset with the decrease in the after tax impairment loss for Belarusian Telecom from $28.7 million in 2013 to $15.0 million in 2014. The amortization expense for our GSM license and other telecommunication operating licenses was $48.5 million and $53.5 million for the years ended December 31, 2014 and 2013, respectively.

Roaming expenses increased 2.0% to $42.2 million in 2014 from $41.4 million for the year ended December 31, 2013. On a TRY basis they increased 15.8%, mainly due to 14.2% depreciation, on average, of the TRY against the EUR, and increased traffic despite the decreasing unit costs.

Interconnection and termination costs decreased 18.3% to $602.9 million in 2014 from $738.2 million for the year ended December 31, 2013. They decreased 6.1% on a TRY basis due to the impact of interconnection fee cuts effective July 1, 2013, which was partially offset by the increase in off net traffic.

Billing and archiving costs decreased 19.5% to $37.8 million in 2014 from $47.0 million for the year ended December 31, 2013. On a TRY basis they decreased 7.3%, mainly due to the increase in the usage of the electronic and SMS invoices for billing.

Other costs in direct cost of revenues increased 5.4% to $533.9 million in 2014 from $506.7 million for the year ended December 31, 2013. On a TRY basis they increased 20.6% due to the increased contribution of our subsidiaries to our revenues, particularly in the fixed broadband, betting and retail businesses.

As a percentage of revenues, direct cost of revenues decreased 0.6 percentage points to 61.2% in 2014 from 61.8% in 2013, as a result of decreases in interconnection and termination expenses of 1.4 pp and depreciation and amortization expenses of 0.3 pp as opposed to a rise in the operational expenses of certain subsidiaries.

Gross profit margin increased 0.6 percentage points from 38.2% in 2013 to 38.8% in 2014.

c. Administrative expenses

Administrative expenses decreased 10.5% to $256.8 million in 2014 from $286.8 million in 2013. On a TRY basis, these expenses increased 2.3%, mainly due to an increase in wages and salary expenses arising from periodic increases in such figures, together with the increase in bad debt expenses resulting from the increase in assigned contracted receivables. As a percentage of revenues, general and administrative expenses decreased to 4.7% for the year ended December 31, 2014, from 4.8% in 2013.

Wages, salaries and personnel expenses for non-technical and non-marketing employees decreased 10.5% to $96.8 million in 2014 from $108.1 million for the year ended December 31, 2013. On a TRY basis, they increased 1.9%, primarily due to periodic increases in wages and salaries, which was partially netted off with the decrease in the number of personnel.

Bad debt expenses decreased 10.6% to $71.0 million in 2014 from $79.5 million for the year ended December 31, 2013. On a TRY basis, bad debt expense increased 1.7%, mainly due to the increase in assigned receivables. We provided an allowance of $313.8 million and $324.0 million for doubtful receivables for the years ended December 31, 2014 and 2013, respectively, depending on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions.

Other administrative expenses, including collection and consulting expenses, decreased 10.2% to $89.0 million in 2014 from $99.1 million for the year ended December 31, 2013 mainly due to the 14.4% depreciation, on average, of the TRY against the USD. On a TRY basis, other administrative expenses increased 3.0%.

d. Selling and marketing expenses

Selling and marketing expenses decreased 6.3% to $903.1 million in 2014 from $964.1 million for the year ended December 31, 2013. However, on a TRY basis, they increased 7.1%, primarily due to an increase in selling expenses, uncharged frequency usage fees for prepaid subscribers and wages and salary expenses, partially offset by a decrease in marketing expenses. As a percentage of revenues, selling and marketing expenses increased from 16.1% for the year ended December 31, 2013 to 16.4% for the year ended December 31, 2014.

Selling expenses, which consist of distributor and dealer commissions and other selling expenses, decreased 4.9% to $393.0 million for 2014 from $413.0 million for 2013. On a TRY basis, selling expenses increased 8.6%, mainly due to an increase in dealer commissions arising from increased postpaid activations.

Prepaid subscribers’ uncharged frequency usage fee expenses increased 7.3%, to $85.2 million in 2014 from $79.4 million for the year ended December 31, 2013. On a TRY basis, these expenses increased 23.1%, mainly as a result of the decrease in the total amount charged to subscribers and higher tariffs.

Wages, salaries and personnel expenses for selling and marketing employees decreased 5.3%, to $163.8 million in 2014 from $173.0 million for the year ended December 31, 2013. On a TRY basis, these expenses increased 8.3%, mainly due to periodic increase in wages and salaries.

Total marketing expenses, which consist of advertising, market research and sponsorships expenses decreased 15.9%, to $206.2 million in 2014 from $245.3 million for the year ended December 31, 2013. On a TRY basis, marketing expenses decreased 3.6%.

e. Other operating income/(expense)

Other net operating expenses increased to $35.5 million in 2014 from $29.2 million in 2013, mainly due to payments and provisions for the penalties imposed by the ICTA for not complying with the relevant regulations as explained in Note 34 (Commitments and Contingencies, Legal Proceedings), partially offset by the absence of impairment recognized on our investment in T-Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”) and Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”) and the proceeds from the sale of A-Tel which is also explained in Note 16 (Investments in Equity Accounted Investees) to our Consolidated Financial Statements in this Form 20-F.

f. Results from operating activities

Results from operating activities decreased to $942.0 million in 2014 from $1,002.0 million for the year ended December 31, 2013, whereas on a TRY basis, results from operating activities increased by 8.2%. As a percentage of revenues, results from operating activities also increased from 16.8% in 2013 to 17.1% in 2014 mainly due to a decrease in direct cost of revenues and administrative expenses as a percentage of revenues.

g. Net finance income/cost

Net finance cost/income deteriorated to a $121.8 million net expense in 2014 from a $299.9 million net income in 2013, due to an increase in finance cost from $95.5 million in 2013 to $559.3 million in 2014, which was partially offset by the increase in finance income from $395.4 million in 2013 to $437.5 million in 2014. On a TRY basis, net finance cost/income deteriorated to a TRY 291.6 million net expense in 2014 from a TRY 555.3 million net income in 2013.

Finance income increased 10.6% to $437.5 million in 2014 from $395.4 million for the year ended December 31, 2014. On a TRY basis, it increased 25.7%, mainly due to an increase in interest earned on time deposits and assigned contracted receivables.

Finance cost increased 485.7% to $559.3 million in 2014 from $95.5 million for the year ended December 31, 2014. On a TRY basis, it increased 509.5%, mainly due to the increase in translation losses from $32.4 million in 2013 to $498.4 million in 2014. Translation loss increased mainly due to the 97.3% devaluation of the Ukrainian Hryvnia together with the 24.6% depreciation of the Belarusian Ruble against the U.S. Dollar in 2014. Foreign exchange losses in 2014 and 2013 were mainly attributable to our net foreign exchange position in our foreign operations.

h. Monetary gain

Monetary gain which we recognize from our Belarusian operations increased 6.6% in 2014 to $88.4 million from $82.9 million in 2013, as a result of an increase in the balance of non-monetary items. The economic environment in Belarus deteriorated significantly starting from the second quarter of 2011 and the three-year cumulative inflation rate exceeded 100% at the end of 2011. As a result, Belarus was considered a hyperinflationary economy. As a consequence, the accounting rules for “Reporting in hyperinflationary economies” are being applied to our Belarusian operations starting from the year ended December 31, 2011. With respect to this, monetary gain is recorded as a result of the effect of general inflation and calculated as the difference resulting from the restatement of non-monetary assets, equity and statement of income items.

The three-year cumulative inflation at the end of 2011 of 153% was primarily influenced by the high inflation experienced in 2011 of 109%. The decrease in the inflation rate in subsequent years led the three-year cumulative rate as of the end of 2014 to decrease to 65%.

i. Share of profit of equity accounted investees

Our share of profit of equity accounted investees decreased 37.8% in 2014 to $96.6 million from $155.4 million for 2013, mainly due to a lower net income contribution from Fintur, mainly due to non-cash charges of $125 million in the Fintur financials, stemming from the write-down of operational assets and impairment charges relating to goodwill and fixed assets. These charges negatively impacted our financials by TRY 116 million (equivalent to $46 million as of March 3, 2015) on the basis of our 41.45% share in Fintur

j. Income tax expense

Income tax expense increased 7.7% in 2014 to $334.6 million from $310.7 million in 2013. On a TRY basis, income tax expense increased 23.5%.

The effective tax rate was 33.3% and 20.2% for the years ended December 31, 2014 and 2013, respectively.

Our domestic tax rate is 20%. Differences between the effective tax rate and our domestic tax rate include, but are not limited to, the effect of allowance for deferred tax assets, tax rates in foreign jurisdictions (including Fintur), tax-exempt income and non-deductible expenses. The increase in the effective tax rate in 2014 is mainly due to the fact that since it is not probable that taxable profit will be available against which the unused tax losses or unused tax credits of Astelit and Belarusian Telecom can be utilized, no deferred tax asset is recognized on any loss incurred in Astelit and Belarusian Telecom.

k. Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated financial statements of operations under “non-controlling interests”. Non-controlling interests had a $194.3 million gain for the year ended December 31, 2014, compared to a $1.3 million loss for 2013.

Non-controlling interest gain from Euroasia’s net loss amounting to $484.3 million in 2014 is $217.8 million for the year ended December 31, 2014, whereas the non-controlling interest gain from Euroasia’s net loss amounting to $32.7 million in 2013 is $14.7 million. In addition, net profit generated by Inteltek for the years ended December 31, 2014 and 2013 resulted in a loss from non-controlling interests of approximately $16.5 million and $13.6 million, respectively.

l. Profit for the year attributable to equity holders of the Company

Profit for the year attributable to equity holders of the Company decreased from $1,228.2 million in 2013 to $864.9 million in 2014. Profit for the period attributable to equity holders of the Company also decreased on a TRY basis by 19.8%. This was mostly due to deterioration in net finance cost and share of profit of equity accounted investees, which was partially netted off with the increase in results from operating activities and non-controlling interests.

VII. Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

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

Revenues from communication fees for the year ended December 31, 2013 decreased 0.1% to $5,369.0 million, from $5,374.0 million in 2012, mainly due to the 6.6% depreciation, on average, of the TRY against the USD. Our revenues from communication fees increased 6.4% on a TRY basis due to the growth in mobile broadband and service revenues together with the increase in interconnect revenues mainly due to the increase in incoming airtime despite the negative impact of the interconnection fee cuts effective from July 1, 2013 and the increase in outgoing revenues due to an increase in outgoing airtime. Communication fees consist of revenues from postpaid and prepaid subscribers, interconnect revenues and roaming revenues. In Turkey, postpaid revenue increased significantly whereas prepaid revenue decreased slightly compared to 2012. Postpaid subscriber usage is generally higher than prepaid subscriber. In Turkey, during 2013, we maintained our focus on the postpaid segment, with newly launched campaigns and offers, increased data lines, increased penetration of smartphones and promotions to switch customers from the prepaid to the postpaid segment. We focus on postpaid subscribers because there is, in general, higher average revenue per postpaid subscriber and a lower churn rate. In 2013, postpaid average revenue per user was TRY 37.3 whereas prepaid average revenue per user was TRY 11.8. These figures indicate that postpaid average revenue per user was approximately 3.2 times the prepaid average revenue per user. Therefore, the increase in the number of postpaid subscribers had a positive effect on blended average revenue per user.

Commission fees and revenue on betting business increased to $120.4 million for the year ended December 31, 2013, from $89.0 million for the year ended December 31, 2012. On a TRY basis, commission fees and revenue on betting business increased 44.8%. This increase was primarily due to the increase in betting turnover in Turkey and revenue on betting business generated in Azerbaijan.

Monthly fixed fees revenue decreased 20.9% to $40.0 million for the year ended December 31, 2013, compared to $50.6 million for the year ended December 31, 2012. On a TRY basis, monthly fixed fees revenue decreased 16.3%, mainly due to the increased usage of packages which do not include monthly fixed fees.

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

Interconnection and termination costs decreased 3.9% to $738.2 million in 2013 from $768.1 million for the year ended December 31, 2012. They increased 1.9% on a TRY basis due to the increase in off-net traffic, which was partially offset by the impact of interconnection fee cuts effective from July 1, 2013.

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

Roaming expenses decreased 12.8% to $41.4 million in 2013 from $47.5 million for the year ended December 31, 2012. On a TRY basis they decreased 6.4%, mainly due to a decrease in roaming tariffs, partially offset by the increase in roaming durations between international operators and Turkcell.

Billing and archiving costs decreased 12.0% to $47.0 million in 2013 from $53.3 for the year ended December 31, 2012. On a TRY basis they decreased 6.8%, mainly due to the increase in the usage of the electronic invoices for billing.

As a percentage of revenues, direct cost of revenues remained stable at 61.8% in 2013 and 2012, as a result of increases in depreciation and amortization expenses 0.4 pp and other cost items 0.3 pp as opposed to a decrease in interconnection and termination expenses 0.7 pp as a percentage of revenues.

Gross profit margin remained stable at 38.2% in 2013 and 2012.

c. Administrative expenses

General and administrative expenses increased 6.0% to $286.8 million in 2013 from $270.5 million in 2012. On a TRY basis, these expenses increased 13.7%, mainly due to an increase in bad debt expenses resulting from the increase in assigned contracted receivables, together with the increase in wages and salary expenses arising from periodic increases in such figures. As a percentage of revenues, general and administrative expenses increased to 4.8% for the year ended December 31, 2013, from 4.6% in 2012.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 8.6% to $108.1 million in 2013 from $99.5 million for the year ended December 31, 2012. On a TRY basis, they increased 16.5%, primarily due to periodic increases in wages and salaries.

Bad debt expenses increased 27.3% to $79.5 million in 2013 from $62.4 million for the year ended December 31, 2012. On a TRY basis, bad debt expense increased 37.2%, mainly due to the increase in assigned contracted receivables. We provided an allowance of $324.0 million and $392.9 million for doubtful receivables for the years ended December 31, 2013 and 2012, respectively, depending on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions.

Other administrative expenses, including collection and consulting expenses, decreased 8.6% to $99.1 million in 2013 from $108.6 million for the year ended December 31, 2012 mainly due to the 6.6% depreciation, on average, of the TRY against the USD. On a TRY basis, other administrative expenses decreased 2.5%.

d. Selling and marketing expenses

Selling and marketing expenses increased 1.1% to $964.1 million in 2013 from $953.2 million for the year ended December 31, 2012. However, on a TRY basis, they increased 8.1%, primarily due to an increase in selling expenses, wages and salary expenses and uncharged frequency usage fees for prepaid subscribers. As a percentage of revenues, selling and marketing expenses decreased from 16.3% for the year ended December 31, 2012 to 16.1% for the year ended December 31, 2013.

Selling expenses, which consist of distributor and dealer commissions, and other selling expenses, increased 0.9% to $413.0 million for 2013 from $409.2 million for 2012. On a TRY basis, selling expenses increased 8.0%, mainly due to an increase in commission paid to dealers.

Total marketing expenses, which consist of advertising, market research, sponsorships expenses and customer relations expenses, decreased 7.4%, to $245.3 million in 2013 from $264.9 million for the year ended December 31, 2012. On a TRY basis, marketing expenses decreased 1.1%.

Prepaid subscribers’ uncharged frequency usage fee expenses increased 19.0%, to $79.4 million in 2013 from $66.8 million for the year ended December 31, 2012. On a TRY basis, these expenses increased 26.5%, mainly as a result of the increase in tariffs and decrease in the charged amount to prepaid subscribers.

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

Other expenses for the year ended December 31, 2013 mainly consists of payments and provisions for the penalties imposed by ICTA for not complying with relevant regulations as explained in Note 34 (Commitments and Contingencies, Legal Proceedings) to our Consolidated Financial Statements in this Form 20-F, amounting to $18.4 million and impairment recognized on our investment in T-Medya and Aks TV amounting to $9.3 and $10.0 million, respectively.

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

g. Net finance income/(costs)

Net finance income increased $299.9 million in 2013 from $260.6 million in 2012, due to a decrease in finance costs from $125.5 million in 2012 to $95.5 million in 2013 (mainly arising from lower interest payments for legal cases and a decrease in discount interest expense) and an increase in finance income from $386.1 million in 2012 to $395.4 million in 2013. On a TRY basis, net finance income increased to TRY 555.3 million in 2013 from TRY 467.5 million in 2012.

Finance income increased 2.4% to $395.4 million in 2013 from $386.1 million for the year ended December 31, 2013. On a TRY basis, it increased 9.9% due to an increase in interest earned on assigned contracted receivables.

Finance cost decreased 23.9% to $95.5 million in 2013 from $125.5 million for the year ended December 31, 2013. On a TRY basis, it decreased 8.7%, mainly due to lower interest payments for legal cases and a decrease in discount interest expenses offset by the increase in translation losses a $2.4 million loss in 2012 compared to a $32.4 million loss in 2013 mainly due the higher depreciation of the Belarusian Ruble against the U.S. Dollar in 2013. Foreign exchange losses in 2013 and 2012 were mainly attributable to our net foreign exchange position.

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

l. Profit for the year attributable to equity holders of the Company

Profit for the year attributable to equity holders of the Company increased from $1,158.8 million in 2012 to $1,228.2 million in 2013. Profit for the period attributable to equity holders of the Company also increased on a TRY basis by 11.9%. This was mostly due to improvement in operating profit arising from an increase in revenues, which was partially offset by the increase in operational expenses, together with the improvement in net finance income, share of profit of equity accounted investees and the absence of impairment charges on A-Tel in 2012.

VIII. Effects of Inflation

The annual inflation rates in Turkey were 8.2%, 7.4% and 6.2% for the years ended December 31, 2014, 2013 and 2012, respectively, based on the Turkish consumer price index. While contracting domestic demand pulled inflation lower in 2014, the administrative price hikes and tax increases in addition to pass through effects from TRY depreciation, pushed it higher. The current inflation target set by the CBRT in its January 27 Inflation Report is 5.5%, with a 70% confidence interval between 4.1% and 6.9% for 2015. The most recent CBRT expectations survey, dated February 20, 2015, indicates that consumer inflation will be around 6.8% by the end of 2015, which is above the CBRT’s target. However, the prospects for the CBRT cutting its policy rate have increased in the first quarter of 2015 with inflation expectations easing due to base effects, a drop in energy prices and the normalization of food prices. For additional information, see “Item 3.A. Selected Financial Data—Exchange Rate Data” and “Item 3.D. Risk Factors”.

Inflationary pressure remains elevated in Belarus mainly due to devaluation in the BYR in the fourth quarter of 2014 and early 2015, even though headline CPI has been gradually moderating since the third quarter of 2014 and falling to 16.2% at year end from 20% in September amid official control over food prices. Despite a slowdown in inflation, tight monetary policy is set to continue due to concerns about external imbalances and currency stability. Macroeconomic stability is still fragile due to the country’s reliance on Russia and the Russian economy being challenged by decreasing oil and gas prices. External vulnerability remains a major concern and next year’s financing picture remains challenging due to Russia being the primary source of finance. Given Belarus’ lowest level of foreign currency reserves since 2011 coupled with the high debt repayments due this year and the current account deficit, and the depreciating Russian Ruble, these factors may create further devaluation and thus inflationary pressures.

Ukraine had experienced deflation since May 2012 until the political and economic tensions with Russia began to escalate and the rise in inflation continued even after the annexation of Crimea in April 2014. After 9 months of instability on the political front, annual inflation stood at 25% in December 2014. The fixed exchange rate (revised to floating exchange regime in early 2015) and the recession were the main factors explaining the persistent deflation in Ukraine. As the budgetary meetings of the Ukrainian government continue, the outlook for inflation remains elevated at 26.5%, while UAH devaluation and economic recession is estimated around 5.5% for 2015 in the draft budget. The uncertainty about the current political tensions in the region (although the recent ceasefire agreement has increased optimism), high debt repayments to Russia and growing financing needs make the outlook worse for the country.

IX. Foreign Currency Fluctuations

We conduct our business in several currencies other than functional currencies of each of our locations. As a result of our exposure to foreign currency, exchange rate fluctuations have a significant impact, in the form of both translation and transaction risks, on our Consolidated Financial Statements.

Exchange rate movements impact our assets and liabilities denominated in currencies other than TRY, Ukrainian Hryvnia (“UAH”), Belarusian Rubles, Euro and Azerbaijani Manat for our operations in Turkey, Ukraine, Belarus, Germany and Azerbaijan, respectively. We hold some of our cash portfolio in foreign currency to manage our non-TRY denominated liabilities in Turkey. Additionally, derivative financial instruments such as forward contracts and options are used.

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

In Ukraine, the only hedging tool seemed to be non-deliverable forwards (“NDF”) which is a cash settled product in U.S. Dollar, a short term forward contract on a non-convertible foreign currency which could not be delivered offshore. However, with the National Bank of Ukraine forbidding any NDF settlement, the already liquidity-thin market has become virtually non-existent. Also, Ukraine’s high current account deficit and external funding needs as well as low level of foreign currency reserves leave the country vulnerable to global shocks. As of March 3, 2015, following military actions, political instability, civil unrest, the return of the currency to free float and economic problems, the Ukrainian Hryvnia depreciated against the U.S. Dollar by 57% in 2015.

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

X. Interest Rate Hedging

Monitoring and examining financing opportunities to improve our financial flexibility and performance has been a continuous process for us. Depending on the availability in both domestic and international debt/capital markets, we continuously monitor new financing alternatives for contingency purposes as well as to fund potential new investments or acquisitions. We are exposed to interest rate risk as part of our total debt portfolio is based on floating rates. We also closely monitor various hedging alternatives to hedge our interest rate risk with a minimum cost. In June 2011, we engaged in a forward start collar agreement for some portion of our debt which is due in 2015 and exposed to interest rate risk. The collars hedge variable interest rate risk for the period between 2013 and 2015.

a. New Accounting Standards Issued

See Note 3 (Significant accounting policies, new standards and interpretations) of our Consolidated Financial Statements in this Form 20-F.

5.B Liquidity and Capital Resources

a. Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile communications network, for operational capital expenditures, for working capital, and to service our debt obligations. A summary of our consolidated cash flows for the years ended December 31, 2014, 2013 and 2012, is as follows:

	2014	2013	2012
U.S. $ million
Net cash generated by operating activities	801.8	994.0	1,188.3
Net cash (used in)/generated by investing activities	(573.1)	(469.7)	304.6
Net cash generated by/(used in) financing activities	39.5	(121.6)	(171.2)
Net cash increase in cash and cash equivalents	268.2	402.7	1,321.6
Effects of foreign exchange rate fluctuations on cash and cash equivalents	(181.8)	(520.5)	97.2

Net cash provided by our operating activities for the years ended December 31, 2014 and 2013, amounted to $801.8 million and $994.0 million, respectively.

Net cash from operating activities decreased in 2014, parallel to a $558.9 million decrease in profit compared to 2013. We consider the subtotal after the adjustments for profit for the period in order to analyze the increase in cash from operating activities. Since these lines are adjusting in nature, they are to be excluded from net cash from operating activities, as they either do not have any effect on net cash from operating activities or they have an offsetting effect on the changes in working capital. As a result, the trend in cash from operating activities should be correlated with the trend in results from operating activities, income tax expense and dividends received. The corresponding subtotal, after adjustments, decreased from $1,706.1 million in 2013 to $1,550.4 million in 2014. Furthermore, change in trade receivables had a higher negative impact on cash generated by operating activities mainly due to increased assigned contracted receivables, which partially offset the decrease in interest paid to $43.0 million in 2014 from $59.1 million in 2013 (also decreased in TRY terms) and the income tax paid to $317.7 million in 2014 from $337.8 million in 2013 (increased in TRY terms). These changes resulted in a 19.3% decrease in net cash provided by our operating activities.

Net cash used by investing activities for the year ended December 31, 2014, increased to $573.1 million from $469.7 million in 2013. The change in net cash used/generated by investing activities is mainly due to advances paid for the acquisition of property, plant and equipment of $110.9 million in 2014 and the increase in capital expenditures, which was partially offset by the increase in interest received. For the year ended December 31, 2014, we spent approximately $ 924.9 million on capital expenditures compared to $853.8 million in 2013. Of the $924.9 million in capital expenditures, approximately $587.2 million was related to capital expenditures made by Turkcell, mainly for our mobile communications network in Turkey, whereas such amount was $495.6 million in 2013. Total capital expenditures of Euroasia decreased from $67.8 million in 2013 to $43.7 million in 2014 whereas total capital expenditures of Turkcell Superonline increased from $187.0 million in 2013 to $238.4 million in 2014.

We have generated net cash from our financing activities for the year 2014 amounting to $39.5 million, whereas we had $121.6 million of net cash used for 2013. The change is mainly attributable to higher proceeds from the issuance of loans and borrowings partially netted with the increase in repayment of loans and borrowings. In 2014, proceeds from the issuance of loans and borrowings were $2,100.7 million, compared to $898.1 million in 2013. We repaid $2,057.5 million of our loans and borrowings in 2014, compared to $1,019.3 million in 2013.

b. Sources of Liquidity

Our loans from financial institutions consist of local and international bank borrowings with either fixed or floating interest rates. A significant portion of our bank borrowings is utilized to finance our consolidated subsidiaries’ financing needs. All of our loans are denominated in U.S. Dollar, BYR, EUR or TRY. The floating interest rates vary from Libor + 0.7% to Libor + 3.5% for the loans denominated in U.S. Dollars. The fixed interest rates vary from 0.7% to 8.0% for the loans denominated in U.S. Dollars, from 8.3% to 10.5% for the loans denominated in TRY, from 12.00% to 16.00% for the loans denominated in BYR, and the fixed Euro rate is 3.4%. The loans are payable over the period from 2015 to 2024.

The ratio of our loans and borrowings to equity was 22% as of December 31, 2014, compared to 23% as of December 31, 2013. We have been able to maintain our leverage at a satisfactory level and well in line with our targets. For more information, see Note 26 to our Consolidated Financial Statements.

We are continuing our efforts to selectively seek out and evaluate new investment opportunities. These opportunities could include the purchase of licenses and acquisitions in markets inside and outside of Turkey. In the future, we may reinitiate, as necessary, our efforts to create a financing arrangement, such as a term loan facility.

In 2012, Astelit defaulted on its loan agreements. See “Item 3.D. Risk Factors” for more information.

Under the current assumptions and circumstances, we expect to generate adequate levels of cash to maintain a positive cash position in the future and to have positive cash flow related to our communications and technology activities in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow and our strong cash balance as of December 31, 2014. However, we continue to experience difficult pricing and competitive conditions in our markets, which we expect will continue. In addition, the increase in the volume of assigned contracted receivables may continue to result in higher working capital requirements. We are also facing increased capital needs to finance our technological and geographic expansion, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

Our cash outflows through 2015 include possible dividend payments, depending on the result of our general assembly meetings, quarterly corporate tax payments, capital expenditures and working capital needs.

We expect that our total operational capital expenditures as a percentage of revenues in 2015 will be around 20%, with increased investments in preparation for the transition of the mobile network to 4G, further expansion of the fiber network, and the roll out of Astelit’s 3G network. This ratio excludes new spectrum fees in Turkey and Ukraine related to 4G and 3G, respectively.

The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this annual report.

Important factors that may adversely affect our projections include general economic conditions, changes in the competitive environment, legal risks, developments in the domestic and international capital markets, increased investments, changes in telecommunications regulations and mismatches between the currencies in which we generate revenue and hold liquid assets and the currencies in which we incur liquid obligations and debt. See “Item 3.D. Risk Factors” for a discussion of these and other factors that may affect our projections.

c. Capital Transactions

All share amounts and per share figures reflected in our historical financial statements have been restated retrospectively for the aforementioned stock splits.

d. General Economic Conditions

Turkey’s growth was 2.8% in the first nine months of 2014 and based on market estimates, growth for 2015 is expected to be around 3%, mainly driven by the domestic demand.

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

Internally developed software arising from our R&D partnership amounted to approximately $47.6 million, $37.2 million and $37.9 million in 2014, 2013 and 2012, respectively. Internally-developed software does not include any costs relating to the research phase.

5.D Trend Information

a. Changing Subscriber Base

The proportion of postpaid subscribers in our subscriber base was 44%, 40% and 38% in 2014, 2013 and 2012, respectively, due to our value focus.

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

With respect to the interconnection rates that we charge, after a 33% reduction for Turkcell in 2008, the interconnection rates issued by the ICTA on March 25, 2009 for all mobile operators in Turkey provided for a further 29% decrease, on average, among all operators. On February 10, 2010, there was an additional 52% reduction in Turkcell’s interconnection rates. Finally, with the ICTA’s board resolution dated June 17, 2013, our mobile termination rates have been set at TRY 0.0250 (equivalent to $0.0100 as of March 3, 2015), a 20% decline from TRY 0.0313 (equivalent to $0.0125 as of March 3, 2015). In addition, the ICTA with a board resolution dated April 12, 2013, lowered SMS termination rates for Turkcell from TRY 0.0170 (equivalent to

$0.0068 as of March 3, 2015) to TRY 0.0043 (equivalent to $0.0017 as of March 3, 2015). With its latest decision dated October 22, 2014, the ICTA also set the tariff for MMS termination rates for Turkcell at TRY 0.0086 (equivalent to $0.0034 as of March 3, 2015).

With respect to minimum tariffs, with a board resolution dated March 25, 2009, the ICTA set a lower limit solely for Turkcell’s on-net retail tariffs. In 2013, the ICTA linked the mobile termination rates to minimum on-net voice levels with a parameter of 1.7 such that our minimum on-net prices should be set by multiplying the mobile termination rate with the above mentioned parameter of 1.7. As a result, the ICTA increased the minimum tariff to be applied by Turkcell from TRY 0.0313 (equivalent to $0.0125 as of March 3, 2015) to TRY 0.0428 (equivalent to $0.0170 as of March 3, 2015) for voice and to set the minimum tariff of TRY 0.0073 (equivalent to $0.0029 as of March 3, 2015) for SMS, applicable to both tariffs and campaigns. The amendments for tariffs were effective as of July 2013 and for campaigns as of February 2014. These pricing regulations are valid on each and every single voice tariff and campaign, whereas we are obliged to maintain our minimum on-net SMS rate on network base.

With respect to the maximum tariffs, although the Concession Agreement includes a provision regarding only the increase of the maximum tariffs, the ICTA has decreased the maximum tariff since 2007, which has negatively affected our tariff structure. The maximum tariff on mobile voice increased by approximately 6% to TRY 0.439 (equivalent to $0.175 as of March 3, 2015) in 2013 and by approximately 5.4% to 0.4625 (equivalent to $0.1841 as of March 3, 2015) as of July 2014, while as of January 2014 the maximum tariff on SMS decreased by 20% to TRY 0.332 (equivalent to $0.132 as of March 3, 2015).

Further cuts in interconnection rates and changes in minimum and maximum tariffs will make us redesign our tariffs and will impact our operational results, depending on pricing trends and marketing strategies in the Turkish mobile communications market.

Given these factors, it is difficult to predict with any degree of certainty the growth and usage patterns of our subscribers and our ability to maintain or increase revenues or profitability. General economic conditions, competitive pressures and the trend in our retail and interconnection pricing have exerted, and will continue to exert, pressure on our financial results.

c. Liquidity

Our activities have traditionally generated a strong positive cash flow. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow and our strong cash balance as of December 31, 2014. However, we continue to experience difficult pricing and competitive conditions in our markets, which we expect will continue. In addition, the increase in the volume of assigned contracted receivables may continue to result in higher working capital requirements. We are also facing increased capital needs to finance our technological and geographic expansion, which may increase our net cash used for investing activities. Furthermore, depending on the result of our general assembly meetings, we may pay a dividend for the first time in several years. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

We expect that our total operational capital expenditures as a percentage of revenues in 2015 will be around 20%, with increased investments in preparation for the transition of the mobile network to 4G, further expansion of the fiber network, and the roll out of Astelit’s 3G network. This ratio excludes new spectrum fees in Turkey and Ukraine related to 4G and 3G, respectively.

d. Currency devaluation and impairments

Our results of operations and the value of certain of our assets have been adversely affected by devaluations in the currencies of certain countries, in particular Ukraine, Belarus, and Turkey. Further currency devaluation remains a risk and may continue to have an adverse effect in the future. Furthermore, operational and technological changes, general macroeconomic conditions, legal, regulatory or political obstacles in Ukraine and Belarus may lead to further impairments in the values of certain of our assets in the future.

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

We routinely enter into operating leases for property in the normal course of business. The future minimum operating lease payments under non-cancellable leases amount to $114.2 million and $90.4 million as of December 31, 2014 and 2013, respectively.

a. Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2014.

		Amount of contingent liability expiration per period—Remaining commitment
	Total amount committed	At December 31, 2014	Indefinite*	Less than one year	1-3 years	3-5 years	Over 5 years
U.S.$ million
Bank Letters of Guarantee	217.6	217.6	48.5	29.0	48.1	71.0	21.0

*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2014, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to custom authorities, private companies and other public organizations amounting to $217.6 million. We also provided guarantees to private companies amounting to $40.6 million.

See “Item 5.B. Liquidity and Capital Resources—Sources of Liquidity”.

5.F Tabular Disclosure of Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2014.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(U.S.$ million)
Loans and borrowings (*)	1,658.3	1,056.3	571.8	29.4	0.8
Finance lease obligations	21.1	2.8	4.1	4.1	10.1
Payable in relation to the acquisition of Belarusian Telecom	100.0	—	—	—	100.0
Total Contractual Cash Obligations	1,779.4	1,059.1	575.9	33.5	110.9

*	Includes undiscounted interest.

	Amount of Commitment
Other Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(U.S.$ million)
Purchase obligations	1,635.8	783.8	838.3	12.0	1.7

As at December 31, 2014, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $1,635.8  million.

5.G Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

I. Board Members

Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management. Our Articles of Association mandates a Board of Directors containing seven members.

Members of our Board of Directors are generally appointed for a term of three years. However, in a series of resolutions in 2013, the CMB appointed new members to our Board, who shall remain members until new members are elected or until the CMB announces a new resolution. The CMB with its resolution dated March 11, 2013, announced the replacement of Mehmet Bulent Ergin, Tero Erkki Kivisaari and Oleg Adolfovich Malis on our Board of Directors with three new members, Atilla Koc, Mehmet Hilmi Guler and Ahmet Akca, who serve as “independent board members” according to article 17/2 of the Capital Markets Law No. 6362. The CMB with its resolutions dated August 15, 2013 and September 13, 2013 announced the appointment of Mehmet Bostan, Bekir Pakdemirli, Jan Erik Rudberg and Erik Belfrage, as board members who satisfy the independency criteria. They were appointed by the CMB pursuant to sub-paragraph (k) of the first paragraph of article 128 of Capital Markets Law No. 6362, in place of members of our Board of Directors who were elected at the general assembly meeting on April 29, 2010 for a duty period of three years and whose duty periods have expired and whose successors could not be elected at the general assembly meetings.

As of March 3, 2015, our Board of Directors had the following members:

Name	Date appointed to the Board of Directors by Capital Markets Board resolution
Ahmet Akca (Chairman)	March 11, 2013
Atilla Koc	March 11, 2013
Bekir Pakdemirli	August 15, 2013
Erik Belfrage	September 13, 2013
Jan Erik Rudberg	September 13, 2013
Mehmet Bostan	August 15, 2013
Mehmet Hilmi Guler	March 11, 2013

II. Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. The following table sets forth the name and office of each member of our Corporate Executive Team as of December 31, 2014.

Name	Office(1)
Sureyya Ciliv(2)	Chief Executive Officer
Ilker Kuruoz(3)	Chief Technology Group Officer
Murat Dogan Erden	Chief Financial Officer
Banu Isci Sezen(4)	Chief Group Human Resources Officer
Bulent Elonu	Chief Network Operations Officer
Burak Ersoy(5)	Chief Consumer Sales Officer
Burak Sevilengul(6)	Chief Consumer Marketing and Sales Officer
Doga Unay(7)	Chief Group Strategy and Strategic Planning Officer
Gediz Sezgin	Chief Information and Communication Technologies Officer
Ilter Terzioglu(8)	Chief Strategic Projects Officer and acting Chief International Business Officer
Selen Kocabas	Chief Corporate Business Officer
Semih Incedayi	Chief Products and Services Officer
Seyfettin Saglam(9)	Chief Group Human Resources Officer
Tayfun Cataltepe	Chief Regulations, Legal & Wholesale Business Officer
Tolga Cem Seyfeli	Chief Legal Officer
Yigit Kulabas	Chief Corporate Marketing Officer

(1)	Mr. Koray Ozturkler resigned from his position as Chief Corporate Affairs Officer effective April 30, 2014. This position no longer exists.
(2)	Mr. Sureyya Ciliv resigned from his position as Chief Executive Officer effective January 31, 2015.
(3)	Mr. Ilker Kuruoz, in addition to his current position, is the acting Chief Executive Officer effective January 31, 2015.
(4)	Ms. Meltem Kalender Ozturk resigned from her position as Chief Group Human Resources Officer effective April 30, 2014 and Ms. Banu Isci Sezen was appointed as Chief Group Human Resources Officer effective July 7, 2014.
(5)	Mr. Hulusi Acar resigned from his position as Chief Consumer Sales Officer effective April 30, 2014 and Mr. Ersoy was appointed as Chief Consumer Sales Officer effective July 7, 2014.
(6)	Mr. Burak Sevilengul was appointed as Chief Consumer Marketing and Sales Officer effective April 30, 2014, which combined the Consumer Sales and Consumer marketing functions. The Corporate Communications Department will be reporting to this newly formed Consumer Marketing and Sales function.
(7)	Mr. Doga Unay was appointed as Chief Group Strategy and Strategic Planning Officer effective July 7, 2014.
(8)	Ms. Lale Saral Develioglu resigned from her position as Chief International Business Officer effective September 19, 2014. In addition to his current position as Chief Strategic Projects Officer, Mr. Terzioglu is the acting Chief International Business Officer effective September 19, 2014.
(9)	Mr. Seyfettin Saglam was appointed as Chief Group Human Resources Officer effective July 7, 2014.

III. Biographies

a. Current Board Members

Ahmet Akca, born in 1956, was appointed to the Board of Directors on March 11, 2013. He also serves as a member of the Audit Committee of Turkcell’s Board of Directors. From 1980 to 1988, Mr. Akca served as a Foreign Trade Manager in the glass and food industry. In 1988, he became CEO of the International Trading House Company, a position he held until 1992. He later started his own business, which he still runs. Mr. Akca is the founder and Chairman of the Board of Directors of the logistics company Akca Lojistik Hizmetleri ve Ticaret A.S. He was a member of the Committee of Trustees in January 2010, at the time of the Bezmialem Vakif University foundation, and has been serving as Chairman of the Committee of Trustees since November 2011. After studying mathematics at Middle East Technical University and sociology at Istanbul University, Mr. Akca graduated from the Bursa Economics and Commercial Sciences Academy’s Department of Economics.

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

Bekir Pakdemirli, born in 1973, was appointed to the Board of Directors on August 15, 2013. Over the past decade, Mr. Pakdemirli has worked as the Middle East Regional Manager of a multinational company, General Manager of a ceramic company in Izmir and as General Manager of a publicly traded food company. Currently, he is Business Development Manager of McCain, while providing consultancy services to companies in the domains of management, finance, efficiency and restructuring. Mr. Pakdemirli is a Board member of Tarkem, historical Kemeralti Inc., a Board member of the Anatolia Foundation for Autism and a member of the Capital Market Investors Association. Mr. Pakdemirli presents weekly economic programs on Ege TV. Mr. Pakdemirli is, in addition, an amateur captain, pilot and radio operator. After graduating from Bilkent University, Faculty of Business Administration, he completed his Master’s degree in Management at Baskent University. Currently, Mr. Pakdemirli is enrolled in a doctoral program in Economics at Celal Bayar University.

Erik Belfrage, born in 1946, was appointed to the Board of Directors on September 13, 2013. Previously, Mr. Belfrage worked as a Swedish diplomat in Geneva, Washington, Bucharest, Beirut, and Paris. He was also the Senior Vice President at SEB, an advisor to Dreter Wallenberg, an advisor to the Chairman at the Investor AB Jacob Wallenberg and SEB Marcus Wallenberg companies, and Chairman and Partner at Consilio International AB. Currently, Mr. Belfrage is the Chairman of several boards and commissions. He holds an M.B.A from the Stockholm School of Economics.

Jan Erik Rudberg, born in 1945, was appointed to the Board of Directors on September 13, 2013. He is currently Chairman of the Board of Directors and independent director of Kcell JSC, and the Chairman of the board of directors of Hogia AB companies. Since 2010, Mr. Rudberg has also been an independent director and the Chairman of the Audit Committee of OJSC Megafon. From 1994 until 2003, he held a variety of managerial positions with Telia AB. Mr. Rudberg previously served as Chief Executive Officer of Tele2 AB, Executive Vice President of Nordbanken AB, and Chief Executive Officer of Enator AB and several managerial positions at IBM. Mr. Rudberg holds a Business Administration degree from the Gothenburg School of Economics in Sweden.

Mehmet Bostan, born in 1971, was appointed to the Board of Directors on August 15, 2013. Mr. Bostan worked as Senior Relationship Manager in BNP Ak Dresdner Bank A.S., Corporate Banking Manager at TSKB, Chief Representative of Dresdner Bank AG Turkey and Chief Financial Officer at Gunes Sigorta. He has been serving as a General Manager and Board Member of Vakif Emeklilik since 2010. He is a Board Member of the Pension Monitoring Center. Mr. Bostan graduated with a degree in International Relations, Faculty of Economics, in Istanbul University. He holds an MBA degree from Bilgi University.

Mehmet Hilmi Guler, born in 1949, was appointed to the Board of Directors on March 11, 2013. He also serves as a member of the Audit Committee of Turkcell’s Board of Directors. He had formerly worked as a project engineer and Group Chairman at TUSAS Aerospace Industries. He also served as Vice President and Board Member of the Scientific and Technological Research Council of Turkey (TUBITAK), Chairman and General Manager of Machines and Chemical Industries Board (MKEK), General Manager and Board Member of Etibank, as the Chief Undersecretary to the Prime Minister and as Board Member and Managing Director at ERDEMIR and IGDAS. Mr. Guler also served as the Minister of Energy and Natural Resources for the 58th, 59th and 60th Governments. Mr. Guler graduated from the Middle East Technical University’s Department of Metallurgy and Materials Engineering where he obtained his Master’s and Doctorate degrees.

b. Board members who were removed by the CMB and whose duty period expired

The CMB with its resolution dated March 11, 2013, announced the replacement of Mehmet Bulent Ergin, Tero Erkki Kivisaari and Oleg Adolfovich Malis on our Board of Directors with three independent members, Atilla Koc, Mehmet Hilmi Guler and Ahmet Akca. Furthermore, due to the fact that remaining Board members’ term of duty have expired as of April 2013, namely Colin J Williams, Karin B Eliasson, Alexey Khudyakov and Gulsun Nazli Karamehmet Williams, the CMB, with its resolution dated August 15, 2013, announced the appointment of two new members, Mehmet Bostan and Bekir Pakdemirli, in order to reach the quorum stipulated under the articles of association of the Company. Further, with its resolution dated September 13, 2013, in addition to its previous appointment of 5 members, it announced the appointment of two new members, Jan Erik Rudberg and Erik Belfrage. Please refer to our 2012 Form 20-F for the biographies of the previous members of the Board.

c. Executive Officers

Sureyya Ciliv, born in 1958, was Turkcell’s Chief Executive Officer from January 9, 2007 until January 31, 2015, when he resigned from this position. Having previously worked as Microsoft Turkey country manager from 1997 to 2000, he served in various management positions in Microsoft Global Sales, Marketing and Service Group in the U.S. between 2000 and 2007. Prior to 1997, Mr. Ciliv was the General Manager and Chairman of Novasoft Systems Inc., a company he established in Boston, USA. Mr. Ciliv received his MBA degree from Harvard University in 1983, after successfully graduating with honors in Industry & Operations Engineering and Computer Engineering from the University of Michigan in 1981.

Ilker Kuruoz, born in 1970, has been Turkcell’s Chief Technology Group Officer since December 2013. In addition to this position, he was appointed as the acting Chief Executive Officer on January 31, 2015. Prior to this appointment, he had been the Chief Information and Communication Technologies Officer since September 2009. He joined Turkcell in 2006. Mr. Kuruoz began his professional career at ABT in 1994. He then worked at NCR as a System Consultant, at Garanti Teknoloji as a Business Unit Manager and at Accenture as a Senior Manager. Prior to his current position at Turkcell, he was the Capability Management Division Head of Turkcell. Mr. Kuruoz graduated from the Bilkent University Computer Engineering department in 1992 and holds a Master’s Degree from the same department.

Murat Dogan Erden, born in 1969, has been Turkcell’s Chief Financial Officer since August 27, 2013, after having served as acting Chief Financial Officer since April 2012. He joined Turkcell in 2001 as the Director of Treasury and was responsible for the Treasury and Risk Management activities. He also represents Turkcell as a Board Member at a number of selected group companies since 2006. Mr. Erden started his career at the Treasury and Capital Markets Department of Bankers Trust Turkey. Mr. Erden is a graduate of the Department of Economics at Bogazici University and received his MBA degree from San Diego State University in Finance in 1995. Mr. Erden is a graduate of the Wharton Executive Development Program and has certificate degrees in Strategic Finance, Mergers & Acquisition, and Derivatives from various international institutions.

Banu Isci Sezen, born in 1972, has been Turkcell’s Chief Group Human Resources Officer since July 2014. She was a member of the Turkcell Human Resources Team in 2003, and was appointed as the Director of Turkcell Academy in 2008. Before joining Turkcell Group, she worked at Izmir Mercantile Exchange, Garanti Bank, Humanitas Dogus and Baris Insurance in managerial positions. She graduated from the Department of Counseling and Psychological Guidance at Bogazici University. Until her new appointment in July 2014, Ms. Sezen was the acting Chief Human Resources Manager from April 30, 2014.

Bulent Elonu, born in 1973, has been Turkcell’s Chief Network Operations Officer since October 2012. He started his professional life in 1997 at Siemens Company and joined Turkcell in 1999. He undertook various managerial roles in Network Operations Function and served as Head of Transport Network Division from 2009 to 2012. Prior to his current position, Mr. Elonu was the Regional Operations Marmara Division Head. Mr. Elonu graduated from the Istanbul Technical University Electrical Engineering Department.

Burak Ersoy, born in 1970, has been Turkcell’s Chief Consumer Sales Officer since July 2014. He graduated from the Middle East Technical University (METU) Mining Engineering department in 1992 and received his Master’s degree from Gazi University Marketing Department in 1998. He began his career at Bayindir Menkul Kiymetler as an investment advisor, was Regional Manager at J&H Marsh&MC Lennan and served as Trade Marketing Manager, Sales Development Manager and Group Sales Manager at Marsa and Marsa Kraft. Joining Turkcell in 2010, Burak Ersoy undertook Consumer Sales Channels Manager, Small Business Manager and Small Business Director roles.

Burak Sevilengul, born in 1973, has been Turkcell’s Chief Consumer Marketing and Sales Officer since April 30, 2014. Prior to this appointment, he was the Chief Consumer Marketing Officer, Division Head of the Consumer Business Group and held various other managerial responsibilities within the Marketing Department. Mr. Sevilengul is a graduate of the Middle East Technical University’s Department of Business Administration and holds an MBA Degree from the University of Georgia, Terry College of Business. He joined Turkcell in 2001.

Doga Unay, born in 1976, has been Turkcell’s Chief Group Strategy and Strategic Planning Officer since July 2014. He graduated from Middle East Technical University with a degree in Electrical and Electronics Engineering. After graduation he worked in Aselsan’s Communications and Information Technology Group as a communication production engineer, and then in Motorola’s Communication Systems Group in Germany and the UK as senior system and planning engineer. After completing his MBA at Harvard Business School in 2006, he worked as senior consultant at Bain & Company’s Boston office. He joined Turkcell in 2008, working first in the corporate strategy group and later as the CEO Support Director.

Gediz Sezgin, born in 1966, has been Turkcell’s Chief Information and Communication Technologies Officer since December 2013. Joining Turkcell in 1995, he has contributed to the formation of Turkcell’s network infrastructure as engineer and manager. Between 2006-2008, Mr. Sezgin worked at Information and Communication Technology as Service Network Director. Between 2009-2013, he worked as the Application Operations Director. He graduated from Istanbul Technical University Electronics and Communication Engineering Department. He received his Master’s degree from the same university in 1991.

Ilter Terzioglu, born in 1966, has been Turkcell’s Chief Strategic Projects Officer since October 2012 and the acting Chief International Business Officer since September 19, 2014. Mr. Terzioglu has worked in the communications sector since 1993 and served as Assistant General Manager at Ericsson, Turkcell Superonline and Show TV. Mr. Terzioglu is a graduate of the Department of Econometrics at Istanbul University. He joined Turkcell in 2003 and between April 1, 2006 and September 30, 2012, Mr. Terzioglu was the Chief Network Operations Officer. Prior to that appointment, he was the Head of Business Strategies, Regulation and Risk Consolidation at Turkcell.

Selen Kocabas, born in 1968, has been Turkcell’s Chief Corporate Business Officer since March 2011. Prior to this appointment, she was the Chief Business Support Officer in charge of human resources, corporate information systems, procurement and contract management, and administrative issues. Ms. Kocabas started her professional career as a Management Trainee at Koc Holding, and later worked as Human Resources Expert at Arcelik, then as a Human Resources Coordinator at Marshall, followed by Groupe Danone S.A. where she worked as Human Resources Director. She joined Turkcell in 2003. Ms. Kocabas is a graduate in Economics from Istanbul University. She also obtained a Master’s Degree in Human Resources Management from Marmara University.

Semih Incedayi, born in 1965, has been Turkcell’s Chief Products and Services Officer since December 2013. Before joining Turkcell, Mr. Incedayi had 10 years of experience at Koc Group, 4 years at Telsim and 2 years at Borusan Telecom. He joined Turkcell in 2006 as a Division Head of the Research & Development department. Since April 2007, Mr. Incedayi has been the General Manager of Turkcell Technology. He graduated from the Middle East Technical University Computer Engineering Department.

Seyfettin Saglam, born in 1971, has been Turkcell’s Group Human Resources Officer since July 2014. He graduated from the Middle East Technical University Department of Sociology. He holds a Master’s degree from Marmara University, Business Administration Department in International Quality Management. He began his career in MSC Consulting Inc. in 1998. He worked as an HR professional in Tekstilbank and as Human Resources Group Manager in Yildiz Holdings Inc., responsible for Packaging, IT, Finance and Retail Groups in addition to all Corporate Center units. He functioned as an Assistant General Manager of T.C. Ziraat Bankasi and also Member of the Boards of Directors of Ziraat Hayat ve Emeklilik A.S. Before Borsa Istanbul, he was Vice Chairman and Member of Executive Committee in Rixos Hotels and Sembol Construction Inc. Mr. Saglam began working for IMKB as Advisor to the Chairman on January 21, 2013, and was appointed as Executive Vice President on March 7, 2013.

Tayfun Cataltepe, born in 1961, has been Turkcell’s Chief Regulations, Legal & Wholesale Business Officer since December 2013. After graduating from the Electronic Engineering Department of Bogazici University, Mr. Cataltepe received his MSc degree from Michigan Technology University and Doctorate Degree from the University of California, Los Angeles. From 1990 to 1998, he worked as a Research and Development Engineer at Bell Laboratories. In 1998, he moved on to AT&T as the IP Network and Service Planning projects manager, where he worked until 2003. Following AT&T, he worked at Aycell as the Deputy General Manager in charge of Technical Operations. He was then Deputy General Manager in charge of Network Operations at AVEA from 2004 to 2006. From 2006 to 2007, Mr. Cataltepe served as the Europe Telecom Sector Expert in the Transaction Integration Services Department of Ernst & Young. He joined Turkcell in 2007.

Tolga Cem Seyfeli, born in 1972, has been Turkcell’s Chief Legal Officer since December 2013. He joined Turkcell in 2011 as the Institutional & Governmental Relations Director. Having extensive experience and knowledge in the field of regulation of the telecommunications and energy sectors, Mr. Seyfeli has taken a very active role in the many regulation processes of the telecommunications sector since the beginning of the liberalization process. Mr. Seyfeli is a lawyer with the title of mediator in the Ministry of Justice and he is also a specialist in EU Law. Prior to Turkcell, Mr. Seyfeli worked as a legal advisor at Turk Telekom, Ministry of Transport and Botas A.S. Mr. Seyfeli graduated from the Faculty of Law at Ankara University and holds a Master’s degree in Private Law and Competition Law from Gazi University.

Yigit Kulabas, born in 1970, has been Turkcell’s Chief Corporate Marketing Officer since March 11, 2013. Prior to his current position, Mr. Kulabas was the Global Marketing Director of Ericsson at its headquarters in Sweden, where he began in 2006 as Executive Vice President in charge of Corporate Sales, Strategy and Business Development and Strategic Business Partnerships functions in Turkey. Before Ericsson, he held the following positions at Microsoft Turkey: Solutions Group Manager, Business Solutions Country Manager and Information Worker Business Group Management. Mr. Kulabas began his professional career with NCR Turkey in 1992 as Account Manager, followed by Product Manager at Oracle Turkey. He graduated from Bilkent University’s Department of Computer Engineering and received a Master’s Degree in Computer Engineering from Bilkent University. He holds a PhD degree in Marketing from Istanbul Technical University.

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

For the year ended December 31, 2014, we provided, paid and accrued an aggregate of approximately $15.1 million to our executive officers and members of the Board of Directors including: indemnities, salaries, bonuses and other benefits. There was no deferred or contingent compensation accrued for the year payable to executive officers and members of the Board of Directors other than that already included in the $15.1 million. In 2013, we provided, paid and accrued an aggregate of approximately $16.9 million to our executive officers and members of the Board of Directors including indemnities, salaries, bonuses and other benefits. Furthermore, we do not maintain any profit sharing, pension or similar plans. We have Directors, and Officers, Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is $400 million, and there are a number of insurers, each covering a different layer of the policy. The Directors and Officers Liability insurance is London based, but it is provided through Mapfre Genel Sigorta A.S., an insurance company in Turkey. The policy will expire on September 2, 2015, and we will consider renewing its insurance limit based on the terms and conditions offered.

6.C Board Practices

Under Turkish Commercial Code and our Articles of Association, our Board of Directors is responsible for our management. The Articles of Association provide for a Board of Directors consisting of seven members. Members of our Board of Directors are generally appointed for a term of three years. However, in a series of resolutions in 2013, the CMB appointed new members to our Board, who shall remain members until new members are elected or until the CMB announces a new resolution.

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

The current members are Mr. Mehmet Hilmi Guler, Mr. Mehmet Bostan, Mr. Bekir Pakdemirli and Mr. Nihat Narin our Investor Relations Director who is ex officio member of the committee in conformity with the relevant CMB communiqué. Mr. Guler is the Chairman of the Corporate Governance Committee.

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

d. The Compensation Committee

On December 19, 2012, in conformity with the CMB corporate governance principles, our Board established a Compensation Committee to operate under our Board of Directors. The current members are Mr. Atilla Koc, Mr. Mehmet Hilmi Guler and Mr. Mehmet Bostan. Mr. Koc is the Chairman of the Compensation Committee. The Board also adopted the Compensation Committee’s Charter and approved that the Compensation Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter and the Compensation Committee shall be authorized in lieu of the Corporate Governance Committee in “Total Remuneration Policy for the Board of Directors and Top Executives” adopted by our Board. The Committee determines the remuneration principles that apply to the Board members and senior management taking into account the long-term strategic goals of the Company. It sets out the remuneration criteria for the Board members and senior management’s performance and makes compensation recommendations to the Board. The Company’s Total Remuneration Policy for the Board of Directors and Top Executives adopted by the Board resolution was included in the agenda of the annual general meeting that was scheduled to be held in 2014 as an information item. Since the meeting could not be held, shareholders were informed via the Company’s website. The same item is on the agenda for the 2015 Annual General Meeting.

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

6.D Employees

From our formation in 1993, we have grown from approximately 90 employees to 15,630 employees (part-time employees and disabled employees working at home are not included in the number of total employees) as of December 31, 2014. Due to our customer growth and the increasing need for competent employees, we focus on the quality of our recruitment. The following table sets forth the number of employees by activity employed by us at December 31, 2014, 2013 and 2012.

	2014	2013	2012
Turkcell
Consumer Business(1)	—	—	115
Consumer Sales	331	318	246
Consumer Marketing	252	235	152
Corporate Business	798	795	763
Turkcell Group Finance	298	313	314
Information & Communication Technologies(2)	596	589	890
Network Technologies(2)	643	649	709
Products & Services(2)	65	47	43
Group Human Resources	194	202	204
CEO Office(3)	9	10	6
Group Corporate Affairs(3)	—	41	37
Group Internal Audit(4)	19	24	12
International Business	11	11	11
Group Strategy & Strategic Planning(5)	5	—	—
Investor Relations(3)	6	—	—
Regulation & Legal(6)	92	—	—
Legal Affairs(6)	—	39	37
Regulation Strategies & Wholesale Business(6)	—	43	46
Subtotal	3,319	3,316	3,585
Subsidiaries
Turkcell Global Bilgi	7,880	6,549	6,071
Limited Liability Company Astelit	1,108	1,131	1,074
Belarusian Telecom	419	520	492
Global Bilgi LLC	798	801	708
Turkcell Superonline	670	615	525
Turkcell Teknoloji Arastirma ve Gelistirme A.S.	766	754	423
Kibris Telekom	168	169	167
Others(7)	502	460	369
Subtotal	12,311	10,999	9,829

Total	15,630	14,315	13,414

(1)	As of 2014, the Consumer Business function has been restructured and Consumer Marketing and Consumer Sales functions are reporting directly to the Chief Consumer Business Officer.
(2)	As of January 2014, the Technology Group function has been established and Information & Communication Technologies, Network Technologies, Products & Services, and Global Tower functions report directly to the Chief Technology Officer.
(3)	As of 2014, the Group Corporate Affairs divisions, Corporate Citizenship and Corporate Communications, have been positioned under the Consumer Business function. The Investor Relations division reports directly to the Chief Executive Officer.
(4)	As of September 2014, Group Internal Audit reports directly to The Board.
(5)	As of July 2014, the Group Strategy and Strategic Planning function reports directly to the Chief Executive Officer.
(6)	As of January 2014, Regulation Strategies and Wholesale Business and Legal Affairs have been merged under the Regulation & Legal function.
(7)	Others include the following subsidiaries: Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S., Global Tower, Turkcell Europe, Lifetech, Ukrtower, Azerinteltek and Turkcell Satis ve Dagitim A.S. and Global Odeme.

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

Acting on the knowledge that its true capital is “people”, Turkcell has established a center for development and information, thus changing its training unit into a corporate university, Turkcell Academy. The Turkcell Academy is structured as a center of development for Turkcell Group employees. The Turkcell Academy was created as part of Turkcell’s philosophy of investing in people and is one of our proactive development solutions supporting group strategies and helping to improve Turkcell’s performance. With the Turkcell Academy’s branded long-term development programs, technical and non-technical courses, web-based training systems and e-learning, Turkcell Group has become an environment in which employees get together to receive a broad variety of educational content and to share information.

One of the main priorities of the Turkcell Academy is raising the “Leaders of the Future”, developing business models which add value to society and supporting young people and entrepreneurs who are promising in the field of technology with university-industry collaborations.

In January 2014, Turkcell relaunched its Academy as a digital and public learning platform with the goal of making global knowledge available to everyone through technology. At the end of its first year, 1.5 million unique visitors from 143 countries used the service, attaining 5 million pageviews. Visitors watched more than 2,500 educational videos in Innovation Entrepreneurship, Leadership, Business World, Technology through the Massachusetts Institute of Technology (MIT) and Coursera, which provides courses on the basics of sciences, finance, and professional and personal development. Turkcell Academy also offers unique Turkcell content and supports national education in Turkey through local partnerships. Visitors can take preparation courses for high school, university and public service exams. On its first-year anniversary, Turkcell Academy cooperated with MIT’s Office of Digital Learning to launch a multi-modular MOOC that focuses on entrepreneurship and that is designed specifically for an online audience. “Innovators MBA” - as the program is officially called - is available on Turkcell Academy and edX in English and in Turkish.

Our employees are not members of any union, and there is no collective bargaining agreement with our employees. We have not experienced any work stoppages.

6.E Share Ownership

Based on reporting made to us in March 2015, we believe that the aggregate amount of shares owned by our Board members and senior officers at such time was 6,650 ordinary shares. No individual Board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth our major shareholders’ ordinary share ownership representing approximately 64.12% of our company’s capital. This information is current as of March 3, 2015, based on the Company’s official share book. Our shareholders do not have different voting rights.

Name and Address of Owner	Nominal TRY Value of Shares Owned(1)	Percent of Class
Sonera Holding B.V.(2)	287,632,179.557	13.07%
P.O. Box 8675
NL 3009 AR Rotterdam
The Netherlands

Cukurova Holding A.S.	995,509.429	0.05%
Buyukdere Cad.Yapi Kredi Plaza
A Blok Kat: 15,
34330, Levent, Istanbul, Turkey

Turkcell Holding A.S.(3)	1,122,000,000.238	51.00%
Buyukdere Cad.
Yapi Kredi Plaza
A Blok Kat: 15
34330, Levent, Istanbul, Turkey
Shares Publicly Held	789,372,310.776	35.88	%(4)

Total	2,200,000,000.000	100.00%

(1)	On April 29, 2005, the General Assembly approved a revaluation of our ordinary shares from TL 1,000 to TRY 1. The revaluation resulted in the formation of fractional shares, which have not yet been merged into whole ordinary shares. Therefore, we give the nominal value of the ordinary shares owned rather than the units or fractional units thereof.
(2)	Controlled by TeliaSonera. On September 11, 2009, Sonera Holding, B.V. entered into a derivative transaction with Citibank, N.A. that was settled on October 30, 2009, resulting in Sonera Holding’s acquisition of 6,418,710 of Turkcell’s ADS (representing 16,046,775 shares) at a price of $17.30 per ADS.
(3)	Controlled directly by Cukurova Telecom Holdings Limited that owns 52.91% of its shares. 51% of Cukurova Telecom Holdings Limited’s shares are controlled by Cukurova Finance International Limited and 49% are controlled by Alfa Telecom Turkey Limited. For more information, see footnote 4 below and “Item 3.D—Risk Factors—Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders have adversely impacted and may continue to impact decision-making on important matters. These ongoing disputes may lead to further regulatory or legal actions, and affect the ownership and control of our shares”.
(4)	We calculate shares publicly held by deducting from total shares outstanding those shareholders named above. However, a different level of shares publicly held is arrived at when calculating according to Turkish regulations, see Free Float Definition Rules in “Item 10.B. Memorandum and Articles of Association—Capital Structure—Free Float Definition Rules”. Based on public filings of TeliaSonera, we understand that approximately 0.94% of the shares they own in our Company is a part of float, which is in addition to 13.07% of our shares (for a total of 14.02%) held by Sonera Holding B.V., which is controlled by TeliaSonera (see footnote 2). According to an announcement made by Lazard Asset Management on Borsa Istanbul’s Public Disclosure Platform on January 13, 2015, it currently holds 5.24% of our publicly held shares.

As of March 3, 2015, Turkcell had 71,589,726 ADRs outstanding held by 45 registered ADR holders. To the best of our knowledge, as of December 31, 2014, in accordance with the loan agreements signed between our shareholders and various banks, 0.05% of shares having a nominal value of TRY 995,509.429 have been pledged by our shareholders as security in favor of such banks.

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

7.B Related Party Transactions

We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. Additionally, our Board has adopted the “Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities” to be applied by the relevant employees within the company and its group companies on November 22, 2014. For a discussion of our Related Party Transactions for fiscal year 2014, see Note 35 to our Consolidated Financial Statements.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM	8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited Consolidated Financial Statements as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, are included in “Item 18. Financial Statements”.

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

In order to comply with the Capital Markets Board’s Communiqué on Dividends II-19.1 dated January 23, 2014, the Turkcell Board of Directors amended its dividend distribution policy proposal in February 2014, as stated below, which is subject to the approval of the General Assembly to be held on March 26, 2015:

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

On March 23, 2011, our Board of Directors proposed a dividend for the year ended December 31, 2010 of TRY 1,328.7 million (equivalent to $573 million at December 31, 2014), which corresponds to 75% of Turkcell’s distributable net income and a net cash dividend of TRY 0.60 (equivalent to $0.26 at December 31, 2014) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on April 21, 2011, and the Extraordinary General Assembly of Shareholders held on August 11, 2011 and October 12, 2011. The General Assemblies in 2012, 2013 and 2014 could not convene since the quorum required had not been reached and the dividend proposal could not be presented for approval. Our Board of Directors has decided to convene the General Assembly meeting of our Company pertaining to the years 2010, 2011, 2012, 2013 and 2014 on March 26, 2015. Annual profits are calculated and distributed in accordance with our Articles of Association after deduction from our annual revenues of all expenses, depreciation, taxes, required reserves and any losses from the previous years.

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

	New York Stock Exchange ($ per ADS)		Borsa Istanbul (TRY per Ordinary Share)
	High	Low	High	Low
Annual information for the past five years
2014	16.60	12.06	14.75	10.78
2013	17.76	12.95	12.75	10.20
2012	16.14	10.83	11.60	8.10
2011	17.73	10.36	10.95	7.36
2010	19.98	12.34	11.18	7.80
Quarterly information for the past two years 2014
First Quarter	13.77	12.06	11.95	10.78
Second Quarter	15.93	13.50	13.50	11.50
Third Quarter	16.60	12.98	14.00	11.80
Fourth Quarter	16.46	12.86	14.75	11.70
Quarterly information for the past two years 2013
First Quarter	17.76	15.43	12.55	10.80
Second Quarter	16.94	13.66	12.25	10.20
Third Quarter	15.37	12.95	11.95	10.60
Fourth Quarter	16.25	13.22	12.75	11.25
Monthly information for most recent six months
October	14.63	12.86	12.90	11.70
November	15.87	14.05	14.00	12.70
December	16.46	14.09	14.75	13.25
January	16.52	14.44	15.60	14.10
February	14.78	13.17	14.80	13.15
March (as of March 3, 2015)	13.15	12.95	13.00	12.78

Fluctuations in the exchange rate between the Turkish Lira and the U.S. Dollar will affect any comparisons of ordinary share prices and ADS prices.

On March 3, 2015, the closing price per ordinary share on the Borsa Istanbul was TRY 12.95 and per ADS on the NYSE was $12.78. The Depositary confirmed that we had 73,076,534 ADRs outstanding as of the close of business on December 31, 2014. We had 71,589,726 ADRs outstanding as of the close of business March 3, 2015.

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

II. Board Members

a. General

According to our Articles of Association, the Board of Directors is comprised of seven members elected by the general assembly. An increase in the number of members of the Board of Directors must be approved by the general assembly. However, in a series of resolutions in 2013, the CMB appointed new members to our Board, who shall remain members until new members are elected or until the CMB announces a new resolution. With the new Turkish Commercial Code Act number 6102 (“TCC”), which came into force on July 1, 2012, the requirement of having a share of company in order to become a member of Board of Directors has been abolished. The individuals who do not have any shares in the company have been provided an opportunity to be elected as members of the Board of Directors and carry out such duty. Additionally, the TCC mandated that the Board members who have been elected as a representative of a legal entity be required to resign and that the new Board members (as individuals or representatives of the legal entity) be required to be appointed in their place until October 1, 2012 at the latest. Currently none of the directors on our Board are either representatives of shareholders that are legal entities or shareholders themselves.

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

Furthermore, based on the Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, replacing the previous regulatory framework, in cases where shareholders having a management control, members of the board of directors, managers with administrative liability and their spouses, or relatives by blood or marriage up to second degree, conduct a significant transaction with the company or its subsidiaries which may cause a conflict of interest, and/or conduct a transaction on behalf of themselves or a third party, which is in the field of activity of the company or its subsidiaries, or become an unlimited shareholder to a corporation which operates in the same field of activity as the company or its subsidiaries, such transactions need to be included in the general assembly agenda as a separate item for providing detailed information at the general assembly meeting on the matter and need to be recorded in the minutes of the meeting.

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

According to a CMB Communiqué Serial: IV, No: 56 Concerning the Establishment and Implementation of the Corporate Governance Principles, which was published in the Official Gazette dated December 30, 2011, a written Remuneration Policy for Board members and senior management was prepared. This Policy was posted on the company’s website and submitted at the Annual General Assembly as a separate agenda item for information. The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014 and replaced the Communiqué Serial: IV, No: 56, kept this requirement as a mandatory corporate governance principle dealing with Financial Rights of Board Members and Executives Having Administrative Responsibility. However, our Annual General Assembly Meetings scheduled on June 29, 2012, May 22, 2013, June 24, 2013 and May 29, 2014 could not convene since the quorum required by our Articles of Association had not been reached because Turkcell Holding A.S., which owns a 51% stake in our Company, was not represented at the meeting. Our Board of Directors has decided to convene the Annual General Assembly meeting of our Company pertaining to the years 2010, 2011, 2012, 2013 and 2014 on March 26, 2015. The same item is on the agenda for the 2015 Annual General Assembly Meeting. Payment plans such as stock options or those based on company performance are not used in the remuneration of independent Board members. Remuneration of independent board members must safeguard the independency level.

d. Borrowing Power

To the extent the relevant provisions of Turkish law allow, the Board of Directors of our Company is the body entitled to, directly or through representatives authorized by the Board of Directors, resolve to exercise our powers to borrow money or give any form of guarantee or surety relating to our or any third party’s obligations. CMB adopted a rule on September 9, 2009, which was announced in its weekly bulletin in connection with credit extensions, that public companies can provide guarantees or pledges, including mortgages, to third parties, provided such third party (i) is fully consolidated in the company’s financial statements or (ii) the ordinary business operations of the company directly requires providing guarantees, pledges or mortgages. At the Ordinary General Assembly held on April 29, 2010, Article 3 entitled Purpose and Subject Matter of Turkcell’s Articles of Association was amended in line with CMB’s rule dated September 9, 2009. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid-up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly. Pursuant to Article 3 of our Articles of Association, as amended on October 2, 2009 at the Extraordinary General Assembly, and as effective on October 7, 2009, we can extend credits to companies in which we have direct or indirect shareholding interest, both in Turkey and overseas, as well as to our main company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not conflict with applicable laws and regulations. In addition, the TCC similarly allows group companies to extend credits and guarantees to each other without abusing their authority The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, incorporated the rule which was announced in its weekly bulletin on September 9, 2009 in its Article 12. Furthermore, as per Article 12, board resolutions with regard to providing guarantees or pledges including mortgages within the framework of ordinary business operations of the company should be signed by the majority of independent board members. In case the majority of independent board members do not approve the resolution, dissenting opinions should be announced to the public. In such resolutions, related board members, if any, could not participate to the relevant board meeting.

e. CMB Rules Regarding Transactions with Related Parties

Initially, based on CMB Communiqué Serial IV, No. 56, dated December 30, 2011, the approval of the majority of the independent members was necessary for any and all kinds of related party transactions of the company (related parties referred in the Communiqué will be determined in accordance with the Turkish Accounting Principles No. 24, equivalent of IAS 24), as well as for the resolutions of the board of directors with respect to giving guarantees, pledges and mortgages in favor of third parties. The CMB in a further announcement clarified that listed companies could adopt one board/general assembly resolution for the execution of transactions of a continuous and extensive nature with related parties unless the terms of those transactions had changed. In the event such changes occur, new board/general assembly resolutions will be needed. The new Capital Markets Law dated December 30, 2012 empowered the CMB to determine the nature of such transactions. Accordingly, the CMB with its Communiqué Serial IV, No. 63 dated February 22, 2013 restricted the scope and set out that only material related party transactions, as opposed to all kinds of transactions, shall be submitted to the approval of independent members. In cases where the majority of the independent members do not approve such material transaction, the case shall be disclosed to the public in a manner covering sufficient information with respect to the transaction within the scope of public disclosure arrangements, and the transaction shall be submitted to the general assembly for approval. During such general assembly meetings, a resolution shall be adopted by vote in which the parties to the transaction as well as the individuals related thereto are not entitled to vote. Meeting quorum shall not be necessary for the general assembly meetings to be held for those cases. Such resolutions shall be adopted by simple majority of the attendees having the right to vote. The Company shall incorporate related mandatory provisions of the said Communiqué in its Articles of Association (along with other mandatory provisions relating to corporate governance, see “Item 16.G. Corporate Governance”). The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, defined the materiality as set out by the Communiqué Serial IV, No. 63. Accordingly, a 10% threshold will be applied in comparison with the relevant criteria such as total annual assets, annual revenues or market value of the company. When a transaction’s amount is above this 10% threshold, the majority vote of independent board members will be sought. Additionally, in order to ensure internal compliance with the CMB’s related party transactions, our Board has adopted the “Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities” to be applied by the relevant employees within the company and its group companies on November 22, 2014.

III. Capital Structure

a. General

Our Board of Directors has adopted the authorized share capital system which, under Turkish law, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our Board and without need for further shareholder approval. On January 23, 2008, the CMB amended its Communiqué on principles regarding the registered capital system. According to this amendment, the registered capital ceiling authorization given by the CMB shall be valid for five years, including the year in which the authorization is granted. As this five-year term ended in January 23, 2013, as done in 2014, the Company applied for the CMB’s authorization in order to determine its capital ceiling for a five-year term between 2015 and 2019, and will amend its Articles of Association accordingly at the next ordinary general assembly meeting, which will be held on March 26, 2015. In an effort to harmonize new legislation with the Capital Markets Law numbered 6362, which entered into force on December 30, 2012, the CMB released the Communiqué on the Registered Capital System II-18.1 which became effective on December 25, 2013. The new Communiqué mostly includes regulations in line with the former Communiqué (Serial: VI, No: 38) and de facto practice of the CMB. As for the determination of the ceiling, the new Communiqué contemplates a limitation for the ceiling and states that the registered capital ceiling shall not be more than five times the issued capital or the equity, whichever is higher. The new Communiqué also sets out that the registered capital ceiling may be exceeded once within the scope of each ceiling (i) through conversion of all kinds of internal resources and dividends into the share capital; and (ii) as a result of transactions requiring general assembly resolutions such as mergers and spin-offs. However, both the former legislation and the new Communiqué provide that the registered capital ceiling may not be exceeded with capital increases through cash. As in the former regime, the registered capital ceiling approved by the CMB is valid for five years including the year in which the approval is granted. Upon the expiry of the term, even if the registered capital ceiling has not been reached, in order for the board of directors to adopt a capital increase resolution, the board of directors must obtain authorization for a new period at the first general assembly upon the approval of the CMB for the same ceiling or a new ceiling. The term of this authorization may be extended for five year periods through a general assembly resolution. In the event such authorization is not obtained, the new Communiqué emphasizes that companies may not realize a capital increase through a board of directors’ resolution, whereas under the former Communiqué, companies were deemed to be excluded from the registered capital system. The increase of the registered capital ceiling, extension of the permission period, capital increase and relevant resolutions of the board of directors shall be disclosed to the public within the framework of the CMB disclosure rules.

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

In order to comply with this Capital Markets Board’s Communiqué, the Turkcell Board of Directors amended its dividend distribution policy proposal in February 2014, as stated below, which is subject to the approval of the General Assembly to be held on March 26, 2015:

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

In parallel with the new Capital Markets Law, the new Communiqué on Dividends sets ground rules for donations: articles of association of public companies should contemplate it and an annual limit should be determined by the general assembly. On February 24, 2015, within the framework of the CMB regulations, our Board has resolved that, by means of determining the upper limit for the total amount of donations to be made by the Company within the year 2015 as up to 0.2% of our Company’s revenue included in the annual consolidated financial tables relating previous fiscal year announced to the public pursuant to CMB regulations, this abovementioned upper limit shall be submitted to the shareholders’ approval at the first General Assembly of our Company.

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

f. Disclosure of Beneficial Interests in the Shares

The Turkish Regulation on public disclosure of listed companies was regulated by the CMB Communiqué Serial VIII, No. 54 on Principles Regarding Public Disclosure of Material Events dated February 2009. The CMB released a new Communiqué on Public Disclosure of Material Events (II-15.1) which was published in the Official Gazette dated January 23, 2014, numbered 28891, which entered into force on February 23, 2014. Insider information, which means any non-public information that may possibly affect the value of capital market instruments and investors’ decisions, is required to be disclosed immediately by listed companies. Shareholders’ disclosure requirement would arise if they exceed the shareholding ratios established in the Communiqué II-15.1 (5%, 10%, 15%, 20%, 25%, 33%, 50%, 67% and 95%). Disclosure of insider information may be delayed to protect the legitimate interests of the company without causing market manipulation. For those that have administrative responsibilities in Turkcell (including Board members and high-ranked executives), or are closely related persons, that purchase and sell Turkcell’s capital market instruments (including, but not limited to, Turkcell shares), such transactions will need to be declared to the Borsa Istanbul; however, according to the Communiqué II-15.1, if the cumulative amount of the above-mentioned Turkcell transactions does not exceed TL 50,000, such declaration will not be needed (TL 100,000 for the company’s securities other than shares). This upper limit represents the total amount of all transactions made by both Board members/high-ranked executives and their closely related persons of the company and that of its subsidiaries which represent more than 10% of the total assets according to the latest annual financial statements of the company. “Closely related persons” means: wives/husbands, children and individuals sharing the same residence at the time of transaction and corporations; legal entities run by, directly/indirectly controlled by or whose economic interests are similar with that of Board members; and high-ranked executives of the Company. The CMB by its decision dated June 27, 2014 issued new guidelines for the announcement of material events for public companies based on Article 27 of the Communiqué II-15.1, thus repealing the old guidance which was prepared in conformity with the Communiqué Serial VIII, No:54.

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

In addition, according to the Communiqué on Voluntary and Mandatory Tender Offers (“Communiqué Serial IV No. 44”) issued by the CMB on September 2, 2009, the mandatory tender offer shall be triggered when, directly or indirectly, more than 50% of our Company’s shareholding is acquired or management control of a public company is taken over through acquiring (i) the necessary number of shares granting the right to elect or (ii) privileged shares allowing the nomination of the majority of the board of directors. Communiqué Serial IV No. 44 also stipulates certain circumstances which will not trigger a mandatory offer, such as management control changes of the company by a voluntary tender offer and share transfers by privileged shareholders with management control or persons acting together resulting in a possession of more than 50% of the capital or voting rights. The new Capital Markets Law incorporates those rules under its relevant provisions. The Communiqué on Tender Offer (II-26.1) which repeals the Communiqué Serial: IV No: 44 was published by the Capital Markets Board in the Official Gazette dated January 23, 2014, numbered 28891, which entered into force on the date of its publication. Through the Communiqué, the procedures and principles regarding mandatory and voluntary tender offers as a result of a change in management control have been regulated in compliance with the new Capital Markets Law No. 6362. Moreover, the definition of management control has been regulated as the direct or indirect acquisition of more than 50% of the share capital or the voting rights individually or collectively. Holding more than fifty percent of the voting rights of a corporation directly or indirectly, alone or jointly with persons acting in concert, or regardless of such percentage, holding privileged shares enabling their holder to elect a simple majority of the total number of the members of the board of directors or to nominate for the said number of directors in the general assembly meeting, is considered and treated as an acquisition of control.

The Communiqué on Tender Offer (II-26.1) was modified on February 27, 2015 and the following situation has been added amid cases where a mandatory tender offer will not be trigerred. Following the purchase by a third party of a portion of the shares of a controlling shareholder, on the condition that this third party has 50% or less of voting rights of the company, should such third party share equally or less than the management control of the company with this controlling shareholder by virtue of a written agreement, this situation is not considered a trigger for a mandatory tender offer for this third party.

In parallel, the Capital Markets Law No. 6362 introduces a squeeze-out right: in the event the shareholding of a shareholder reaches a threshold, which shall be determined by secondary legislation of the CMB, such shareholder shall have the right to purchase the shares of the minority shareholders and the minority shall have the right to sell their shares. The CMB released the Communiqué on Squeeze-Out Rights and Statutory Put Option Rights (II-27.1) on January 2, 2014 in the Official Gazette numbered 28870, which became effective as of July 1, 2014. This Communiqué was replaced with the Communiqué II-27.2 which entered into force upon its publication in the Official Gazette dated November 12, 2014 and numbered 29173 (the “new Communiqué”). According to the Communiqué II-27.1, if the controlling shareholder, directly or indirectly, holds at least 95% of the voting rights in a public company as a result of a mandatory tender offer or by any other means, the controlling shareholder has the right to squeeze out all other shareholders regardless of whether they hold privileged shares. As per the new Communiqué, in the event that a shareholder holds at least 98% of the voting rights in a public company either as a result of a mandatory tender offer or by any other means, or if the controlling shareholder already satisfying this threshold acquires an additional share, the controlling shareholder will be entitled to the right to squeeze-out all other shareholders. Once the squeeze-out right arises, the remaining minority shareholders will be entitled to the right to sell-out their shares. The new Communiqué also stipulates a transition period. Accordingly, the threshold of 95% shall continue to apply to squeeze-out rights that arose before December 31, 2014 and a new threshold of 97% shall apply to squeeze-out rights that will arise thereafter until December 31, 2017. The new Communiqué regulates the squeeze-out and the put option rights under the same provision. Accordingly, the controlling shareholder is obliged to make a public disclosure, if and when the controlling shareholders’ shareholding ratio reaches at least 98% of the voting rights or acquires additional shares to enhance its status. The remaining minority shareholders are entitled to exercise their sell-out rights within three months following the public disclosure. The three-month period is statutory and the sell-out rights of the minority shareholders shall expire at the end of such period. The minority shareholder willing to exercise its sell-out right shall notify the public company in writing of its request. The board of directors shall procure the preparation of a valuation report in order to determine the purchase price for the minority shares within one month upon the sell-out request. Upon application of the controlling shareholder for exercising the squeeze-out right, and approval of the board of directors about the fulfillment of the conditions for exercising the squeeze-out right, the company shall apply to the CMB for issuance of new shares to replace the cancelled ones. A delisting application to the relevant stock exchange is also required. All payment and settlement transactions shall be conducted via the Central Registration Agency. The controlling shareholder shall deposit the share purchase amount to the company’s account, within three business days following the notification made by the company at the latest, and the company shall transfer such amount to the relevant minority shareholders’ account on the second succeeding business day to complete the share transfer transactions. As for the calculation of the purchase price, the purchase price during exercising of the squeeze-out right shall be equivalent to the average of the weighted daily stock market price within the 30-day period prior to the disclosure stating that the controlling shareholder has reached at least 98% of the voting rights or acquired additional shares for traded shares. The Communiqué refers to a “fair price” for the exercise of the sell-out right. Accordingly, (i) the price determined for the squeeze-out right; (ii) the price determined per each share group through a valuation report; (iii) the price of a mandatory tender offer within the year preceding the public disclosure of control, if any; and (iv) the average of the weighted average prices on the exchange pertaining to the previous six months, previous year and previous five years shall be compared. The highest value shall be determined as the purchase price when the sell-out right is exercised. The controlling shareholder is required to make a public disclosure if and when (i) the voting rights held by it exceed or fall below 98% of the total voting rights in the company; or (ii) it acquires additional shares when it already holds 98% or more of the voting rights. Additionally, the controlling shareholder is also obliged to make a public disclosure, if and when it decides to exercise the squeeze-out right. The company as well is obliged to disclose the (i) squeeze-out right requests, the procedure of squeeze-out and the results of the squeeze-out; (ii) application of a sell-out right including the total number of shareholders making an application for exercising their sell-out rights, the percentages of their voting rights, and the total price to be paid for the exercised sell-out rights; (iii) the results of valuation reports for determining the share price and (iv) the results of exercising the sell-out right including information on the number of shareholders who have used such right and their voting right percentages and the voting right percentage of the controlling shareholder.

g. Free Float Definition Rules

While 35.88% of our Company is listed on the stock exchange, the number of our Company’s free floating shares as of March 3, 2015 was 767,083,410.14 according to the “Report on Free Float Ratios” released by the Central Registry Agency in accordance with the Capital Markets Board’s decision 21/655 of July 23, 2010, as amended by its decision 24/729 of August 18, 2010, and its free float ratio was 26.94%. The difference between these rates results from the exclusion of shares which are: i. held by a public entity, ii. held by the company’s incorporators and its affiliates (companies subject to consolidation), iii. held by shareholders who may be a natural person or a corporate body and control at least 10% of the Company’s capital, iv. held by a) the members of the Company’s Board of Directors and the Board of Auditors, b) General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, c) senior executives who report to General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, v. owned by the savings funds or foundations of companies, vi. provided as equity capital pursuant to regulations applicable to the capital markets legislation or as a collateral in respect of a margin trading or as a collateral except the ones which are given as a collateral only for Central Depository Bank markets, vii. which are legally restricted and cannot be subject to purchase and sale, viii. prohibited, ix. “seized” in the definition of free float ratio. The difference may result from one or more situations described in the decision and it is not possible for our Company to know it.

h. Trading Rules

According to the CMB Communiqué II-17.1 on Corporate Governance, public companies whose shares are traded on the National Market, Second National Market and Collective Products Market of the exchange shall be divided into three groups in accordance with their systemic significance considering their market values and the market values of the shares in active circulation. The average of the closing prices in the second session of the last trading days of March, June, September and December and the rates of the shares in active circulation is the basis of the calculation of the market price and the price of the shares in active circulation. In cases where different share groups of the same company are traded on the exchange, all of such groups shall be taken into consideration. This calculation shall be made by the CMB each year in January to determine the groups in which the corporations are included and the list shall be published by the Board Bulletin. In this regard, the numerical thresholds to be used for grouping are set forth below:

a) First group: Companies whose average market value is above TRY 3 billion and average market value in actual circulation is above TRY 750 million;

b) Second group: Companies among those excluded from the first group, the average market value of which is above TRY 1 billion and average market value in actual circulation is above TRY 250 million.

c) Third group: Companies among those excluded from the first and second groups, the shares of which are traded on National Market, Second National Market and Collective Products Market.

Accordingly, the CMB by its decision numbered 31/1080 and dated October 30, 2014 determined the following thresholds and measures, which are effective as of January 2, 2015:

GROUP	Value of the Shares in active circulation (TRY)	Market Maker or Liquidity Builder	Current or Additionnal Measures
			Trading Method	Margin Trading or Short Selling	Equity Ratio of Short Settlement	Gross Settlement Method
A	30 Million and above	—	Continuous Auction	YES	General Provisions	NO
B	10 - 30 Million	—	Continuous Auction	YES	100%	NO
C	Below 10 Million	YES	Continuous Auction	NO	100%	NO
		NO	Uniform Price

According to the latest CMB decision, Turkcell is listed under Group A companies.

i. Protection of Minority Shareholders

Under Turkish securities law, minority shareholders, defined as those who hold 5% or more of our share capital, have the right, among other things, to request our Board of Directors to:

•	invite the shareholders to an extraordinary general assembly;

•	request that a matter be included on the agenda at both ordinary and extraordinary general assembly;

•	request the appointment of special auditors; if the general assembly rejects this request, minority shareholders may apply to the court for the appointment of a special auditor;

•	take action against Board members who have violated the Turkish Commercial Code or the articles of association of a company or who have otherwise failed to perform their duties;

•	pursuant to the TCC, provided there is a good reason, minority shareholders may claim from the competent court to rule in favor of dissolution of the Company; and

•	if provided by the Articles of Association of the Company, certain minority groups may be represented at the Board of Directors.

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

•

the approval, amendment or rejection of the statement of financial position and statement of profit and loss prepared for the preceding financial year, the release of our Board of Directors from liability in respect of actions taken by them in the preceding financial year, and the proposals of our Board of Directors for the allocation and distribution of any of our net profits;

•	the approval of the remuneration of the Board members; and

•	the re-election or replacement of directors and/or auditors whose terms of office have expired.

Shareholders representing at least 5% of our share capital may, by written notice, require any additional matters to be included on the agenda for discussion at any of our general assemblies.

Notices covering general assemblies (including postponements and rescheduling), which include the agenda of any such general assembly, must be published in the Trade Registry Gazette and at least two leading Turkish newspapers published in Istanbul, determined by us, at least two weeks before the date fixed for the meeting in accordance with the TCC and three weeks before the date fixed for the meeting in accordance with CMB regulation. The TCC requires us to send notice of any general assembly by registered mail to each person registered in our books as a holder of shares and to those shareholders who have deposited at least one share certificate representing shares with us and have indicated a notice address. Under the Capital Markets Law, such notice requirement does not apply to holders of registered shares, which are also traded in the stock market.

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

As of December 31, 2014, exchange restrictions and state controls exist in some jurisdictions in which Turkcell operates. The local currencies of Turkcell’s subsidiaries in both Ukraine and Belarus are not convertible outside of their respective countries. Future movements of exchange rates will affect the carrying values of Turkcell’s assets and liabilities. The translation of underlying local currency amounts into USD in Turkcell’s Consolidated Financial Statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into USD at the exchange rates shown or at any other exchange rate.

As of December 31, 2014, significant exchange restrictions and state controls exist in most jurisdictions in which Fintur operates. The local currencies of Fintur subsidiaries in Kazakhstan, Azerbaijan, Georgia and Moldova are not convertible outside of their respective countries. Future movements of exchange rates will affect the carrying values of the Fintur’s assets and liabilities. The translation of underlying local currency amounts into USD in Fintur’s consolidated financial statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into USD at the exchange rates shown or at any other exchange rate.

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

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax. Dividends in cash received by resident individuals from Resident Corporations are subject to a withholding tax at the rate of 15% (as discussed above) and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeded TRY 29,000 in 2015 and TRY 27,000 in 2014 (TRY 26,000 in 2013).

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

For shares acquired before January 1, 2006:

Capital gains derived from shares held by an investor (both individuals and corporations) for over three months are not subject to any withholding tax. Where this holding period has not been met, capital gains received by individuals are computed by deducting the original cost of the shares or ADSs, after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gain arising solely from inflation), from the amount received upon the sale or disposition of the shares or ADSs. Total capital gains are subject to declaration on the income tax return if they exceeded TRY 23,000 in 2015 and TRY 21,000 in 2014 (TRY 21,000 in 2013).

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

•

For “FUND” shares purchased before January 1, 2006, gains are not subject to income tax withholding. Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares. Total capital gains are subject to declaration on income tax returns if they exceeded TRY 23,000 in 2015 and TRY 21,000 in 2014 (TRY 21,000 in 2013) and are required to be declared in compliance with the Turkish Tax Regime. For “FUND” shares purchased after January 1, 2006:

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

e. Stamp Taxes

According to the Turkish Stamp Tax Law (Law No. 488), all agreements and documents specified in the law with a monetary value indicated thereon are subject to a stamp tax with rates from 0.189% to 0.948%, which is calculated on the aggregate amount of such agreement or document. Stamp tax to be calculated for a particular “PAPER” was capped at a maximum of TRY 1,487,397.70 per original in 2013 and TRY 1,545,852.40 per original in 2014, and will be capped at a maximum of TRY 1,702,138.00 per original in 2015.

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

a. Dividends

If we make distributions to you, you generally will be required to include in gross income as dividend income the amount of the distributions paid on the shares (including the amount of any Turkish taxes withheld in respect of such dividend as described above in “Taxation—Republic of Turkey Taxation”). Dividends paid by us will not be eligible for the dividends-received deduction applicable in some cases to U.S. corporations.

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

d. Passive Foreign Investment Company Status

We currently believe that we were not a passive foreign investment company (a “PFIC”) for the taxable year ended December 31, 2014, for U.S. federal income tax purposes. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. A non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares and ADSs.

e. U.S. Information Reporting and Backup Withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange, redemption or other disposition of shares or ADSs may be subject to information reporting to the Internal Revenue Service (the “IRS”) and possible U.S. backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN or W-8BEN-E, as applicable) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

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

a. Foreign Exchange Risk Management

Our functional currency is the TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in a number of different currencies. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, and Euros, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into functional currency at the exchange rates prevailing at the reporting date, with the resulting exchange differences recognized in the determination of net income. In 2014, net foreign exchange losses were mainly attributable to the foreign exchange losses in Belarusian Telecom operating in Belarus and in Astelit operating in Ukraine and amounted to $498.4 million, resulting from transactions related to foreign exchange effects.

Market risk-sensitive instruments consist of loans and borrowings mainly denominated in foreign currencies (substantially in U.S. Dollars) totaling $1,594.6 million, which represents the majority of total indebtedness as of December 31, 2014.

To manage our foreign exchange risk more effectively, we may enter into forward transactions and option contracts. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings or collect premiums. As of December 31, 2014, we did not have any outstanding forward and option contracts to buy or sell U.S. Dollars against TRY. The basis for our sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all our assets and liabilities denominated in foreign currencies. This analysis excludes net foreign currency investments. It is estimated that a general increase of 10% in the value of TRY, Ukrainian Hryvnia and Belarusian Rubles, against other foreign currencies, would have decreased our profit before income tax by approximately $1.9 million for the year ended December 31, 2014. These aforementioned assumptions are hypothetical and the actual results may differ substantially from the projected figures.

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

b. Interest Rate Risk Management

We are exposed to variations in interest rates, primarily in Euros, U.S. Dollars and TRY denominated debt and investments, which may affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk) and also cause changes in the values of our interest-bearing assets, which have already been added to the statement of financial position. We manage interest rate risk by financing non-current assets with long-term debt with variable interest rates and equity.

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2014							December 31, 2013
	Effective interest rate	Total carrying amount	2015	2016	2017	2018 thereafter	Fair Value	Effective interest rate	Total carrying amount	2014	2015	2016	2017 thereafter	Fair Value
Fixed rate instruments
Finance lease obligation
USD	2.2%	0.3	0.3	—	—	—	0.3	1.6%	0.8	0.4	0.3	0.1	—	0.8
EUR	3.4%	17.5	2.0	1.6	1.6	12.3	17.5	3.4%	20.3	2.2	1.6	1.6	14.9	20.3
TL	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Secured bank loans
USD fixed rate loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—
BYR fixed rate loans	11.9%	4.1	1.1	0.9	0.8	1.3	4.1	11.9%	6.0	1.5	1.2	1.0	2.3	6.0
Unsecured bank loans
USD fixed rate loans	6.0%	121.3	111.7	9.6	—	—	121.3	5.0%	223.1	147.4	66.6	9.1	—	223.1
TL fixed rate loans	9.8%	204.7	37.5	58.3	108.9	—	204.7	9.9%	153.9	60.6	36.2	57.1	—	153.9
Variable rate instruments
Secured bank loans
USD floating rate loans	6.3%	19.9	19.9	—	—	—	19.9	—	—	—	—	—	—	—
EUR floating rate loans	—	—	—	—	—	—	—	7.5%	19.0	19.0	—	—	—	19.0
Unsecured bank loans
USD floating rate loans	2.1%	1,226.8	884.0	239.7	78.9	24.2	1,226.8	2.8%	1,138.3	614.3	253.6	230.2	40.2	1,138.3
Total		1,594.6	1,056.5	310.1	190.2	37.8	1,594.6		1,561.4	845.4	359.5	299.1	57.4	1,561.4

For contractual cash flows and nominal interest of bank loans, see Note 26 and Note 31 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

As of December 31, 2014, we did not have Turkish government floating rate note holdings; therefore, we were not exposed to interest rate risks on our financial assets.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest-bearing investments and interest-bearing debts. When we assume a 1 percentage point increase in interest rates for all maturities from their levels as of December 31, 2014, with all other variables held constant, our profit before income tax decreases by $4.2 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Depositary may collect from (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in the form of ADR certificate), issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities and (ii) each person surrendering ADSs for withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason, U.S. $5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be). The

Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge. These terms are set forth in Paragraph 7 of the Form of ADR certificate.

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

I. Direct Payments made by Citibank to Turkcell

Citibank, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with such program. In 2014, the Depositary, as part of its agreement, reimbursed Turkcell $4,221,167.04 on an accrual basis. The amounts the Depositary has reimbursed and will reimburse are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the type of expenses that Citibank has reimbursed.

Category of Expenses	Amount Reimbursed in 2014
Investor Relations(1)	$4,221,167.04

(1)	This type of expense includes activities tailored to increase the company’s ADR program, including, but not limited to, roadshows and training in the U.S., legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

II. Indirect Payments made by Citibank to Turkcell

As part of its service to Turkcell, Citibank has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total $4,307.62. The table below sets forth the fees that Citibank has agreed to waive and/or expenses that Citibank has agreed to pay in the year ended December 31, 2014.

Category of Expenses	Amount Waived or Paid by Citibank for the period January 1, 2014 through December 31, 2014
Third-party expenses paid directly	$3,643.68
Fees waived	$663.94

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of February 1, 2012, Astelit had debt repayments due to Euroasia in the amount of $150 million and to Financell in the amount of $173 million. Since June 2011, Astelit has not met the payment obligations, which were waived until February 1, 2012. Since that date, our Board of Directors has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations to Euroasia and Financell totaling $323 million and defaulted on its loan agreements (Astelit has executed partial payments, and as of December 31, 2014, Astelit’s accrued obligations under its loan to Financell and Euroasia reached a total of $622 million). As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $554 million (currently decreased to $79 million on two loan agreements following our $150 million guarantee payment and other principal payment) and waivers were obtained for the aforementioned loans before December 31, 2014. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by the SCM together with a guarantee and indemnity given by SCM. Financell has rights to commence enforcement of pledges and guarantees under certain conditions. In addition to the Euroasia loan and Financell loans, as described above, Astelit has defaulted on one SCM loan agreement currently totaling $42 million (“SCM Loan”). In addition, to comply with the 3G tender process requirement, Astelit utilized a loan of UAH 810 million in January and February 2015 with cash collateral from a local bank and paid the tender guarantee amount. Astelit is in the process of obtaining consents.

In the same vein, Euroasia, which had previously borrowed $150 million to finance Astelit, also defaulted on its loan on March 30, 2012. As a guarantor, we paid $150 million to related banks on April 6, 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by SCM has been established in favor of Turkcell. Upon payment of the guaranteed amount, Turkcell has the right to commence enforcement of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above), currently decreased to two loan agreements totaling $79 million, and waivers have also been obtained for the aforementioned loans. As no waiver has been received for the SCM Loan from SCM, this loan has been classified in current liabilities. Accordingly, as a result of the event of default, SCM has the right to demand immediate loan repayment, although it has not perfected any pledges in connection with this loan.

With respect to the amounts due to Financell, our Board of Directors decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be up to $411 million principal amount plus the sum of interest and any other costs, expenses and fees that may accrue in connection with the credit line agreements. This guarantee includes currently unmet debt repayments under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due. Astelit’s debts are denominated in foreign currencies which expose Astelit to foreign exchange and convertibility risks.

On November 22, 2014, the Turkcell Board of Directors approved a new resolution for an amount up to $373 million principal amount, which represents the principal obligations of Financell as of the date of the resolution, plus interest and any other costs, expenses and fees that may accrue. This new decision is taken to confirm the Company’s intention for the continuation of the Company’s guarantee to Financell related with Astelit financing.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. The acting Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective at a reasonable assurance level.

(b) Management’s Annual Report on Internal Control over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2014. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2014 based on criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2014.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by DRT Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (“Deloitte”), our independent registered public accounting firm in Turkey, as stated in their attestation report, which appears below under Item 15(c), Report of the Independent Registered Public Accounting Firm.

(c) Attestation Report of the Independent Public Accounting Firm.

DRT Bağimsiz Denetim ve Serbest
Muhasebeci Mali Müşavirlik A.Ş.

Maslak No 1 Plaza

Eski Büyükdere Caddesi No: 1

Maslak, Sariyer 34398

Istanbul, Turkey

Tel: +90 212 366 60 00

Fax: +90 212 366 60 10

www.deloitte.com.tr

Mersis No : 0291001097600016

Ticari Sicil No: 304099

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Turkcell İletişim Hizmetleri A.Ş.

Istanbul

We have audited the internal control over financial reporting of Turkcell İletişim Hizmetleri A.Ş. and its subsidiaries (together the “Group”) as of December 31, 2014 based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2014 of the Group and our report dated March 10, 2015 expressed an unqualified opinion on those financial statements and included an explanatory paragraph with regards to non-approval of the consolidated financial statements and the dividend proposal by the General Assembly.

/s/ DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.

DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.

Member of DELOITTE TOUCHE TOHMATSU LIMITED

Istanbul, Turkey

March 10, 2015

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

(d) Changes in Internal Control over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2014, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. This conclusion has been made at a reasonable assurance level.

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

16.C Principal Accountant Fees and Services

Deloitte served as our independent registered public accountant for financial years ended December 31, 2014, 2013 and 2012. Our audited financial statements for the three-year period ended December 31, 2014 appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by our auditors to us in 2014, 2013 and 2012.

	2014 $m	2013 $m	2012 $m
Audit Fees(1)	2.0	1.9	1.7
Audit-Related Fees(2)	—	—	—
Tax Fees	—	—	—
All Other Fees(3)	—	—	—
Total	2.0	1.9	1.7

(1)	Audit Fees consist of fees billed for professional services pertaining to the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.
(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.
(3)	All Other Fees consist of fees billed for products and services other than services provided under Audit Fees, Audit-Related Fees and Tax Fees.

a. Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has pre-approved all work performed by our external auditors for the year 2014 and it has not adopted blanket pre-approval policies and procedures.

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

Effective in 2011, by way of various communiqués, the CMB revised its corporate governance principles with a view to strengthening the governance practices of listed companies. As a result, the CMB left the “comply or explain” approach to a limited extent and required listed companies to comply with certain corporate governance principles on a compulsory basis by June 30, 2012. In a further Communiqué dated September 13, 2012, the CMB empowered itself, effective until December 31, 2012, to take legal action before the relevant first instance court in a view to assure compliance with its corporate governance rules. No legal action has been taken there against our Company to the best of our knowledge. The new Capital Markets Law came into force on December 30, 2012. The Capital Markets Board is entitled by Article 17/2 to make decisions and perform actions accordingly on its own initiative in case time-bound compliance requirements relating to its corporate governance principles are not met in due time.

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

•	The CMB has updated its independence criteria for independent board members.

•	The following Board committees shall be established by listed companies:

•	Audit Committee (already existing at Turkcell Board level);

•	Corporate Governance Committee (already existing at Turkcell Board level);

•	Candidate Nomination Committee (already existing at Turkcell Board level);

•	Early Detection of Risks Committee (already existing at Turkcell Board level); and

•	Remuneration Committee (already existing at Turkcell Board level).

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

Below is a summary of the significant differences between our corporate governance practices and those that would apply to U.S. companies under the NYSE corporate governance rules as of March 3, 2015:

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

Belfrage. See “Item 6. Directors, Senior Officers and Employees—Directors and Senior Management—Board Members”.

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

Our audited Consolidated Financial Statements as of December 31, 2014, and for each of the years in the three-year period ended December 31, 2013, are filed as part of this annual report, on pages F-3 through F-178.

ITEM 19.	EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

1.1	Articles of Association of Turkcell Iletisim Hizmetleri A.S.

8.1	Subsidiaries of Turkcell.

12.1	Certification of Ilker Kuruoz, Acting Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Murat Dogan Erden, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERIA A.S.

Date: March 10, 2015	By:	/s/ ILKER KURUOZ
Ilker Kuruoz
Acting Chief Executive Officer

Date: March 10, 2015	By:	/s/ MURAT DOGAN ERDEN
Murat Dogan Erden
Chief Financial Officer

DRT Bağimsiz Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.

Maslak No 1 Plaza

Eski Büyükdere Caddesi No: 1

Maslak, Sariyer 34398

Istanbul, Turkey

Tel: +90 212 366 60 00

Fax: +90 212 366 60 10

www.deloitte.com.tr

Mersis No : 0291001097600016

Ticari Sicil No: 304099

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Turkcell İletişim Hizmetleri A.Ş.

Istanbul

We have audited the accompanying consolidated statements of financial position of Turkcell İletişim Hizmetleri A.Ş. (“the Company”) and its subsidiaries (together “the Group”) as at December 31, 2014 and 2013 and the related consolidated statements of profit or loss, profit and loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as at December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2015 expressed an unqualified opinion on the Group’s internal control over financial reporting.

As discussed in Note 2a and 23, the Group’s audited consolidated financial statements for the years ended December 31, 2010, December 31, 2011, December 31, 2012 and December 31, 2013 were approved by the Company’s Audit Committee and Board of Directors and authorized for announcement on February 23, 2011, February 22, 2012, February 21, 2013 and February 19, 2014, respectively. However; the consolidated financial statements prepared as at and for the year ended December 31, 2010 were not approved by the General Assembly meeting on April 21, 2011 and the Extraordinary General Assembly meetings on August 11 and October 12, 2011. The General Assembly meetings on June 29, 2012, May 22, 2013, June 24, 2013 and May 29, 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the years ended December 31, 2010 and December 31, 2011, December 31, 2012 and December 31, 2013 could not be presented for approval. The General Assembly has the authority to amend the consolidated financial statements. Additionally, the Company’s Board of Directors proposed a dividend distribution for the year ended December 31, 2010 amounting to TL 1,328,697 thousand on March 23, 2011. Since the consolidated financial statements for the year ended December 31, 2010 were not approved in General Assembly and Extraordinary General Assembly meetings, the dividend distribution proposal was not approved and no financial liability has been recognized in the accompanying consolidated financial statements.

/s/ DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.

DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.

Member of DELOITTE TOUCHE TOHMATSU LIMITED

Istanbul, Turkey

March 10, 2015

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	Note	2014	2013
Assets
Property, plant and equipment	13	2,541,547	2,747,813
Intangible assets	14	1,055,411	1,106,871
GSM and other telecommunication operating licenses		432,140	522,065
Computer software		576,482	544,140
Other intangible assets		46,789	40,666
Investment property	15	5,778	7,639
Investments in equity accounted investees	16	287,869	250,959
Other investments	17	—	3,851
Other non-current assets	18	226,651	117,968
Trade receivables	20	336,334	247,823
Deferred tax assets	19	25,475	34,333

Total non-current assets		4,479,065	4,517,257

Inventories		30,757	32,845
Other investments	17	8,344	27,028
Due from related parties	35	5,579	10,012
Trade receivables and accrued income	20	1,510,421	1,294,636
Other current assets	21	288,803	282,152
Cash and cash equivalents	22	3,894,898	3,808,708

Total current assets		5,738,802	5,455,381

Total assets		10,217,867	9,972,638

Equity
Share capital	23	1,636,204	1,636,204
Share premium	23	434	434
Capital contributions	23	22,772	22,772
Reserves	23	(3,586,074)	(3,105,434)
Retained earnings	23	9,298,013	8,435,045

Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		7,371,349	6,989,021

Non-controlling interests		(165,068)	(85,055)

Total equity		7,206,281	6,903,966

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION—(Continued)

As at 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	Note	2014	2013
Liabilities
Loans and borrowings	26	538,128	716,150
Employee benefits	27	41,519	38,709
Provisions	29	120,051	135,524
Other non-current liabilities	25	133,490	127,669
Deferred tax liabilities	19	26,009	30,751

Total non-current liabilities		859,197	1,048,803

Bank overdraft	22	—	237
Loans and borrowings	26	1,056,808	846,245
Income taxes payable	12	66,749	65,074
Trade and other payables	30	891,424	891,515
Due to related parties	35	10,624	42,278
Deferred income	28	70,906	92,221
Provisions	29	55,878	82,299

Total current liabilities		2,152,389	2,019,869

Total liabilities		3,011,586	3,068,672

Total equity and liabilities		10,217,867	9,972,638

The notes on page F-11 to F-178 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	Note	2014	2013	2012
Revenue	8	5,512,854	5,975,407	5,865,787
Direct costs of revenue		(3,375,484)	(3,693,270)	(3,622,309)

Gross profit		2,137,370	2,282,137	2,243,478

Other income	9	27,121	18,243	18,094
Selling and marketing expenses		(903,085)	(964,120)	(953,187)
Administrative expenses		(256,771)	(286,750)	(270,477)
Other expenses	9	(62,654)	(47,464)	(76,924)

Results from operating activities		941,981	1,002,046	960,984

Finance income	11	437,519	395,396	386,088
Finance costs	11	(559,366)	(95,515)	(125,510)

Net finance (cost) / income		(121,847)	299,881	260,578

Monetary gain		88,433	82,871	95,325
Share of profit of equity accounted investees	16	96,596	155,362	121,733

Profit before income tax		1,005,163	1,540,160	1,438,620

Income tax expense	12	(334,578)	(310,696)	(291,491)

Profit for the year		670,585	1,229,464	1,147,129

Profit / (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		864,924	1,228,188	1,158,835
Non-controlling interests		(194,339)	1,276	(11,706)

Profit for the year		670,585	1,229,464	1,147,129

Basic and diluted earnings per share (in full USD)	24	0.39	0.56	0.53

The notes on page F-11 to F-178 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	2014	2013	2012
Profit for the year	670,585	1,229,464	1,147,129

Other comprehensive income / (expense):

Items that will not be reclassified to profit or loss:
Foreign currency translation differences	(601,204)	(1,318,211)	348,980
Actuarial (loss) / gain arising from employee benefits	(360)	2,478	(4,911)
Tax effect of actuarial gain / (loss) from employee benefits	88	(482)	960

	(601,476)	(1,316,215)	345,029
Items that will or may be reclassified subsequently to profit or loss:
Change in cash flow hedge reserve	538	471	(860)
Foreign currency translation differences	206,026	(109,207)	(13,811)
Share of foreign currency translation differences of the equity accounted investees	(3,997)	21,626	(22,461)
Tax effect of foreign currency translation differences	(937)	3,170	2,145

	201,630	(83,940)	(34,987)

Other comprehensive (expense) / income for the year, net of income tax	(399,846)	(1,400,155)	310,042

Total comprehensive income / (expense) for the year	270,739	(170,691)	1,457,171

Total comprehensive income / (expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	348,632	(164,811)	1,467,154
Non-controlling interests	(77,893)	(5,880)	(9,983)

Total comprehensive income / (expense) for the year	270,739	(170,691)	1,457,171

The notes on page F-11 to F-178 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Equity
Balance at 1 January 2012	1,636,204	22,772	434	533,939	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605
Total comprehensive income
Profit / (loss) for the year	—	—	—	—	—	—	—	1,158,835	1,158,835	(11,706)	1,147,129
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	3,951	309,179	—	313,130	1,723	314,853
Actuarial loss arising from employee benefits	—	—	—	—	—	—	—	(3,951)	(3,951)	—	(3,951)
Change in cash flow hedge reserve	—	—	—	—	(860)	—	—	—	(860)	—	(860)

Total other comprehensive income/(expense)	—	—	—	—	(860)	3,951	309,179	(3,951)	308,319	1,723	310,042

Total comprehensive income/(expense), net of tax	—	—	—	—	(860)	3,951	309,179	1,154,884	1,467,154	(9,983)	1,457,171

Transfers to legal reserves	—	—	—	1,023	—	—	—	(1,023)	—	—	—
Dividend paid (Note 23)	—	—	—	—	—	—	—	—	—	(8,485)	(8,485)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	282	282
Change in reserve for non-controlling interest put option	—	—	—	—	—	(20,429)	—	—	(20,429)	—	(20,429)

Balance at 31 December 2012	1,636,204	22,772	434	534,962	(1,319)	(258,695)	(1,903,058)	7,207,563	7,238,863	(78,719)	7,160,144

Balance at 1 January 2013	1,636,204	22,772	434	534,962	(1,319)	(258,695)	(1,903,058)	7,207,563	7,238,863	(78,719)	7,160,144
Total comprehensive income
Profit / (loss) for the year	—	—	—	—	—	—	—	1,228,188	1,228,188	1,276	1,229,464
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	(13,337)	(1,382,129)	—	(1,395,466)	(7,156)	(1,402,622)
Actuarial gain arising from employee benefits	—	—	—	—	—	—	—	1,996	1,996	—	1,996
Change in cash flow hedge reserve	—	—	—	—	471	—	—	—	471	—	471

Total other comprehensive income/(expense), net of tax	—	—	—	—	471	(13,337)	(1,382,129)	1,996	(1,392,999)	(7,156)	(1,400,155)

Total comprehensive income/(expense)	—	—	—	—	471	(13,337)	(1,382,129)	1,230,184	(164,811)	(5,880)	(170,691)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Equity
Transfers to legal reserves	—	—	—	2,702	—	—	—	(2,702)	—	—	—
Dividend paid (Note 23)	—	—	—	—	—	—	—	—	—	(490)	(490)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	34	34
Change in reserve for non-controlling interest put option	—	—	—	—	—	(85,031)	—	—	(85,031)	—	(85,031)

Balance at 31 December 2013	1,636,204	22,772	434	537,664	(848)	(357,063)	(3,285,187)	8,435,045	6,989,021	(85,055)	6,903,966

Balance at 1 January 2014	1,636,204	22,772	434	537,664	(848)	(357,063)	(3,285,187)	8,435,045	6,989,021	(85,055)	6,903,966
Total comprehensive income
Profit / (loss) for the year	—	—	—	—	—	—	—	864,924	864,924	(194,339)	670,585
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	(5,382)	(511,176)	—	(516,558)	116,446	(400,112)
Actuarial loss arising from employee benefits	—	—	—	—	—	—	—	(272)	(272)	—	(272)
Change in cash flow hedge reserve	—	—	—	—	538	—	—	—	538	—	538

Total other comprehensive income/(expense), net of tax	—	—	—	—	538	(5,382)	(511,176)	(272)	(516,292)	116,446	(399,846)

Total comprehensive income/(expense)	—	—	—	—	538	(5,382)	(511,176)	864,652	348,632	(77,893)	270,739

Dividend paid (Note 23)	—	—	—	—	—	—	—	—	—	(3,772)	(3,772)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	(32)	(32)
Change in fair value of minority put option	—	—	—	—	—	35,380	—	—	35,380	—	35,380
Acquisition of non-controlling interest	—	—	—	—	—	—	—	(1,684)	(1,684)	1,684	—

Balance at 31 December 2014	1,636,204	22,772	434	537,664	(310)	(327,065)	(3,796,363)	9,298,013	7,371,349	(165,068)	7,206,281

The notes on page F-11 to F-178 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	Note	2014	2013	2012
Cash flows from operating activities
Profit for the year		670,585	1,229,464	1,147,129
Adjustments for:
Depreciation and impairment of fixed assets	13	527,736	589,786	562,788
Amortization of intangible assets	14	219,930	236,994	225,844
Net finance (income)	11	(416,026)	(369,481)	(317,295)
Income tax expense	12	334,578	310,696	291,491
Share of profit of equity accounted investees	16, 35	(105,431)	(155,362)	(134,995)
(Gain)/loss on sale of property, plant and equipment		(4,803)	(7,566)	(2,599)
Unrealized foreign exchange and monetary gain/loss on operating assets		274,068	(248,140)	(40,855)
Allowance for trade receivables and due from related parties	30	71,029	79,465	62,431
Negative goodwill		(952)	(96)
Deferred income	27	(11,895)	21,073	(34,269)
Provision for equity accounted investees	9	—	—	19,299
Reversal of provision for equity accounted investees		(8,835)	—	—
Loss on sale of A-tel		416	—	—
Impairment losses on equity accounted investees and other non-current investments		—	19,242	40,250

		1,550,400	1,706,075	1,819,219

Change in trade receivables	20	(473,202)	(384,407)	(487,538)
Change in due from related parties	35	3,905	(3,442)	37,583
Change in inventories		(1,205)	7,999	(21,279)
Change in other current assets	21	(33,357)	(47,547)	(45,798)
Change in other non-current assets	18	(13,709)	(13,265)	(21,278)
Change in due to related parties	35	3,619	(4,333)	1,669
Change in trade and other payables		84,892	45,762	(4,859)
Change in other non-current liabilities	25	13,464	19,870	(11,840)
Change in employee benefits	27	5,531	6,562	6,596
Change in provisions	29	(21,999)	16,300	40,007

		1,118,339	1,349,574	1,312,482

Interest paid		(42,961)	(59,122)	(56,343)
Income tax paid		(317,659)	(337,805)	(307,262)
Dividends received		44,103	41,347	239,377

Net cash generated by operating activities		801,822	993,994	1,188,254

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS—(Continued)

For the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	Note	2014	2013	2012
Cash flows from investing activities
Acquisition of property, plant and equipment		(669,970)	(631,398)	(758,898)
Acquisition of intangible assets	14	(248,344)	(215,536)	(208,040)
Proceeds from sale of property, plant and equipment		12,570	11,027	9,679
Proceeds from currency option contracts	11	1,274	484	2,250
Payment of currency option contracts premium	11	(15)	(106)	(280)
Change in financial assets		20,950	(9,739)	869,697
Acquisition of subsidiary net off cash acquired	7	(12,747)	(746)	—
Proceeds from sale of A-tel		275	—	—
Advanced paid for acquisition of property, plant and equipment		(110,865)	—	—
Interest received		433,763	376,355	390,155

Net cash (used in) / provided by investing activities		(573,109)	(469,659)	304,563

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		2,100,747	898,106	670,549
Repayment of borrowings		(2,057,451)	(1,019,250)	(833,552)
Change in non-controlling interest		(32)	34	282
Dividends paid		(3,772)	(490)	(8,485)

Net cash generated (used in) by financing activities		39,492	(121,600)	(171,206)

Net increase/ (decrease) in cash and cash equivalents		268,205	402,735	1,321,611

Cash and cash equivalents at 1 January		3,808,471	3,926,215	2,507,445

Effects of foreign exchange rate fluctuations on cash and cash equivalents		(181,778)	(520,479)	97,159

Cash and cash equivalents at 31 December	22	3,894,898	3,808,471	3,926,215

The notes on page F-11 to F-178 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

As at 31 December 2014, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related parties footnote. Alfa Group holds 13.2% of the Company’s shares indirectly through Cukurova Holdings Limited and Turkcell Holding A.S.

The consolidated financial statements of the Company as at and for the year ended 31 December 2014 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

one associate. Subsidiaries of the Company, their locations and their business are given in Note 36. The Company’s and each of its subsidiaries’ and associate’s financial statements are prepared as at and for the year ended 31 December 2014.

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

The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.

The consolidated financial statements as at and for the year ended 31 December 2014 was approved for by the Board of Directors on 12 February 2015 and updated by the management for any subsequent events up until 10 March 2015.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for leasing transactions that are within the scope of IAS 17 “Leases”, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 “Inventories” or value in use in IAS 36 “Impairment of assets”.

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

Hyperinflationary period lasted by 31 December 2005 in Turkey and commenced on 1 January 2011 in Belarus. In the financial statements of subsidiaries operating in Belarus, restatement adjustments have been made to compensate for the effect of changes in the general purchasing power of the Belarusian Ruble in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. One characteristic that necessitates the application of IAS 29 is the cumulative three-year inflation rate approaching or exceeding 100%. Such cumulative rate in Belarus was 65% for the three years ended 31 December 2014 (31 December 2013: 196%) based upon the consumer price index (“CPI”) announced by the National Statistical Committee of the Republic of Belarus.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Such index and the conversion factors used to adjust the financial statements of the subsidiaries operating in Belarus for the effect of inflation as at 31 December 2014 are given below:

Dates	Index	Conversion Factor
31 December 2010	1.6387	3.4406
31 December 2011	3.4197	1.6487
31 December 2012	4.1645	1.3538
31 December 2013	4.8501	1.1625
31 December 2014	5.6381	1.0000

The annual change in the BYR exchange rate against USD and Euro can be compared with the rates of general price inflation in Belarus according to the CPI as set out below:

Years	2012	2013	2014
Currency change USD (%)	3%	11%	25%
Currency change Euro (%)	5%	15%	10%
CPI inflation (%)	22%	16%	16%

As at 31 December 2014 the exchange rate announced by the National Bank of the Republic of Belarus was BYR 11,850 = USD 1, BYR 14,380 = Euro 1 (31 December 2013: BYR 9,510 = USD 1, BYR 13,080 = Euro 1).

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

•

The comparative amounts relating to the subsidiaries operating in Belarus in the consolidated financial statements of 2011, 2012 and 2013 are not restated. The translation effect of Belarusian Ruble (“BYR”) denominated equity accounts determined upon the application of inflation accounting to USD is accounted under translation reserve in the consolidated financial statements as at 31 December 2014.

(c)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars (“USD” or “$”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”) and Ukrainian Hryvnia (“UAH”) and Belarusian Ruble (“BYR”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of Eastasian Consortium BV (“Eastasia”), Beltur Coöperatief UA, and Turkcell Europe is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is UAH. The functional currency of Belarusian Telecommunication Network (“Belarusian Telecom”) and LLC Lifetech is BYR. The functional currency of Azerinteltek QSC (“Azerinteltek”) is Azerbaijan Manat.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

the future economic benefits embodied in depreciable assets, commission fees, revenue recognition, income taxes and impairment testing for cash-generating unit containing goodwill are provided below:

Key sources of estimation uncertainty

Belarus

Throughout 2014, National Bank of the Republic of Belarus (“NBRB”) lowered the refinancing rate from 23.5% to 20% due to continuing favorable trends on the Country’s monetary scene. However, rising political tensions between Russia and Ukraine in addition to the decrease in oil prices putting pressure on Russian fiscal balance created additional challenges for the Belarussian economy as well. On 9 January 2015, National Bank of the Republic of Belarus felt the need to raise the refinancing rate back to 25% along with a devaluation of the BYR.

2014 year end inflation rate stood at 16.2% for the last twelve months. Forward looking inflationary pressures seem to be easing despite BYR devaluation pass through effect. BYR depreciated by 25% through 2014 and another 26% as of 3 March 2015. As of this report date, Belarusian Telecom is expected to incur foreign exchange loss approximating to $155 thousand due to its net foreign currency position. In regards to the increased demand for foreign exchange in the domestic foreign exchange market, a temporary 30% fee was introduced for purchase of foreign exchange on 19 December 2014. This temporary fee has been gradually decreased and lastly cut to 0% on 6 January 2015. Tight monetary policy is still needed due to concerns about domestic demand and currency stability.

Interventions to the foreign exchange market were limited to currency basket benchmark in order to preserve foreign exchange reserves which are at their lowest since the 2011 crisis.

IAS 29 is applied by subsidiaries operating in Belarus in the financial statements starting from their annual financial statements for the year ending 31 December 2011. The three-year cumulative inflation at the end of 2011 of 153% was primarily influenced by the high inflation experienced in 2011 of 109%. Decrease in inflation rate in subsequent years led the three-year cumulative rate as of the end of 2014 to decrease to 65%.

Belarus was successful at repaying its USD 2.4 million foreign debt in 2014 via the loans obtained from Russia. In 2015, Belarus is required to repay more than USD 4.0 million for internal and external public liabilities. Even though latest growth figures are expected at 1.7% by the end of 2014 compared to 1% by the end of 2013, downside risks to economic growth still remain elevated for 2015 with a negative outlook on the Russian economy and the region as a whole, as well as the external vulnerability of Belarus. Furthermore Belarus’ record low level of foreign currency reserves coupled with the high debt repayments due 2015 and the current account deficit continue to create further currency devaluation risks and inflationary pressures.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Ukraine

Ukraine continues to struggle economically while the political uncertainty with Russia continues. With the political tensions between Ukraine, pro-Russian separatists and Russia being the major theme throughout 2014, the economy has continued to tumble in recession. A series of downgrades have already taken place in 2014 and any improvement seems unlikely until the ambiguity with Russia is resolved.

After the annexation of Crimea by Russia, military conflicts with separatists continue with only brief intervals of ceasefire periods. The latest ceasefire shows hopes of continuity after reports state heavy weaponry has withdrawn and only minor clashes occasionally happen. As of 31 December 2014, Astelit has impaired its assets in Crimea region amounting to $8,027. The risk of further annexations of Luhansk and Donetsk regions still remain as a possibility. As of 31 December 2014, the net book value of non-current assets of the Group located in Donetsk and Luhansk amounts to $14,437 and $2,369 respectively.

In the meantime, the IMF and Ukraine are on the verge of extending the stand-by agreement for USD 17 million signed in early 2014, including other additional financial aid packages form the EU and the US.

After the September cease-fire signed with pro-Russian separatists, the peace period didn’t last long and tensions escalated in the following months. In February 2015 a new ceasefire was agreed upon and though it has not been perfectly executed, it has still not been cancelled as of 3 March 2015. Even though the Ukrainian government’s prolonged talks with IMF on a new aid package is expected to finalize on 11 March 2015, financial markets continue to expect debt restructuring due to record low foreign reserves and devaluation of the local currency. Annual economic growth of third quarter came in at -5.3% and year end GDP is expected to contract by -6.6%. 2015 GDP forecasts point to recession and expect the GDP to contract by 15%. 2014 year end inflation stood at 24.9%, up from 17.5% at the end of third quarter. As of January 2015, year-on-year inflation has increased to 28.5% and market forecasts expect it to increase further due to currency depreciation pass through effect. In November 2014, National Bank of Ukraine announced a fixed rate foreign exchange regime based on interbank foreign exchange, however, in order to comply with IMF aid negotiations, it introduced free float regime once again in February 2015.

Following the decision, local currency has depreciated by 57% to 24.82 per USD from 2014 year-end official rate of 15.77 per USD as of 3 March 2015. As of this report date, Euroasia is expected to incur foreign exchange loss approximating to $305 thousand due to its net foreign currency position.

The foreign exchange reserves of Ukraine have plunged 70% to a record low level of $6,400 as of February 2015. Low level of foreign exchange reserves implies a higher vulnerability to shocks and greater risks to market expectations. The UAH has lost 97% of its value through 2014 and in order to stem further loss in the currency, the NBU hiked its policy rate from 6.5% to 9.5% on 15 April 2014, from 9.5% to 12.5% on 18 July 2014, from 12.5% to 14% on 13 November 2014 and last but not least from 14% to 19.5% on 6 February 2015, being the largest rate hike Ukraine has seen since the Russian moratorium in 1998. In

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

addition to these, considering external financing needs, political tensions with Russia along with negative growth, higher inflation, it is easy to expect further depreciation of the currency is expected. Therefore, economic uncertainties are likely to continue in the foreseeable future for these countries. Current and potential future political and economic changes in Belarus and Ukraine could have an adverse effect on the subsidiaries operating in these countries. The economic stability of Belarus and Ukraine depends on the economic measures that will be taken by the governments and the outcomes of the legal, administrative and political processes in these countries. These processes are beyond the control of the subsidiaries established in these countries.

Consequently, the subsidiaries operating within Belarus and Ukraine may subject to foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus and Ukraine. The future economic situation of Belarus and Ukraine might differ from the Group’s expectations. As of 31 December 2014, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the licenses are based on the duration of the license agreements.

Based on the evaluation performed for the year ended 31 December 2014, expectations did not differ from previous estimate in material terms.

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

Revenue recognition

In arrangements which include multiple elements where the Group acts as principal, the Group considers the elements to be separate units of accounting in the arrangement. Total arrangement consideration relating to the bundled contracts is allocated among the different units according the following criteria:

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Group management assesses the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent the recovery is not considered probable the deferred asset is adjusted to an amount that is likely to be recovered.

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

Provisions, Contingent Liabilities and Contingent Assets

As detailed and disclosed in Note 34, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) during the year arising in the ordinary course of business. All of these investigations and litigations are evaluated by the Group Management in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and disclosed or accounted for in the consolidated financial statements. Future results or outcome of these investigations and litigations might differ from Group Management’s expectations. As of the reporting date, Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Annual impairment review

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 3. Additionally, the carrying amounts of the Group’s nonfinancial assets are reviewed at each reporting date to determine if there is an indication of impairment. If any indication exists the assets recoverable amount is estimated in accordance with the accounting policy stated in Note 3. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates as discussed in Note 14.

Fair value measurements and valuation processes

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 3(u), the Group did not make any major changes to accounting policies during the current year.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

(iii)	Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company. In this context, the Group’s ownership interest in Fizy was increased to 100% on 18 December 2014 and the difference between the non-controlling interest adjusted and the fair value of the consideration amounting to $1,684 is recognized directly in equity and attributed to the owners of the Company.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(iv)	Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of IFRS 3 “Business Combinations”. In business combinations under common control, assets and liabilities subject to business combination are accounted for at their carrying value in consolidated financial statements. Statements of profit or loss are consolidated starting from the year that the comparative financial statements are presented and financial statements of previous financial years are restated. Any positive or negative goodwill arising from such business combinations is not recognized in the consolidated financial statements. The residual balance is calculated by netting off investment in subsidiary and the share acquired in subsidiary’s equity accounted for as equity transactions (i.e. transactions with owners acting in their capacity as owners).

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 39 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount.

Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

Goodwill and fair value adjustments to identifiable assets acquired and liabilities assumed through acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognized in other comprehensive income.

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

The consolidated financial statements are presented in USD, which is the presentation currency of the Group. The Group uses USD as the presentation currency for the convenience of the investor and analyst community.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

(ii)	Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Accounting for finance income and costs is discussed in Note 3(m).

•	Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the statement of profit or loss.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying investment securities as held-to-maturity for the current and the following two financial years.

•	Available for sale financial assets

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

(iii)	Derivative financial instruments

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

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is immediately recognized in the statement of profit or loss unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in statement of profit or loss depends on the nature of the hedge relationship.

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

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in the statement of profit or loss, and is included in the “finance income / costs” line item.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

in equity and is recognized when the forecast transaction is ultimately recognized in statement of profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is immediately recognized in the statement of profit or loss in the same financial statement line item as the recognized hedged item.

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

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or construction of qualifying assets are capitalized as part of the cost of that asset.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21–50 years
Mobile network infrastructure	4–12 years
Fixed network infrastructure	3–25 years
Call center equipment	4–8 years
Equipment, fixtures and fittings	3–10 years
Motor vehicles	4–6 years
Central betting terminals	5–10 years
Leasehold improvements	3–5 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is an indicator of impairment.

(e)	Intangible assets

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of profit or loss as incurred. Capitalized costs generally relate to the application development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred.

Amortization

Amortization is recognized in the statement of profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Transmission lines	5–10 years
Central betting system operating right	7–10 years
Customer base	2–15 years
Brand name	9–10 years

Amortization methods, useful lives and residual values are reviewed at least annually unless there is an indicator of impairment.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

When the excess is negative, a bargain purchase gain is recognized immediately in the statement of profit or loss.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses if any. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment and an impairment loss on such an investment is not allocated to any asset including goodwill, that forms part of the carrying amount of the equity accounted investees.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

(v)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

(f)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset and related financial liability are measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

All other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position.

(g)	Inventories

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2014 and 2013, inventories mainly consist of simcards, scratch cards, handsets and modems.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay up to a of maximum full TL 3,541 as at 31 December 2014 (equivalent to full $1,527 as at 31 December 2014), which is effective from 1 January 2015, per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of the future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Other than the contract signed with Ministry of Transport, Maritime Affairs and Communications regarding the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) as explained in Note 34, the Group did not have any significant onerous contracts as at 31 December 2014 (31 December 2013: None except Evrensel Project).

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

Bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(k)	Revenue

Revenues is recognized at the fair value of the consideration received or receivable, net of returns, trade discounts and rebates. Communication fees include postpaid revenue from incoming and outgoing calls, additional services, prepaid revenue, interconnect revenue and roaming revenue. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenue, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunication services. Deferred income is recorded under current liabilities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Services may be bundled with other products/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with a continuing payment stream. Total arrangement considerations relating to a bundled contract is allocated among the different units accounting the following criteria:

•	the deliverable has standalone value to the customer; and

•	the fair value of the deliverable can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integral part of the remaining deliverable of the transactions and revenue is deferred.

Revenue allocated to products given where the Group is principle, which is included in other revenue, is recognized when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. In particular campaigns, the dealer makes the handset sale to the subscribers whose instalments will be collected by the Company based on the letter of undertaking signed by the subscriber. With the letters of undertaking, the dealer assigns its receivables from device sale to the distributor and the distributor assigns its receivables to the Company.

The Company pays the distributor the net present value of the instalments to be collected from the subscribers upfront and recognizes contracted receivable in its statement of financial position. The undue portion of assigned receivables from the distributors which were paid upfront by the Company is classified as “undue assigned contracted receivables” in trade receivables (Note 20). When the monthly installment is invoiced to the subscriber, the related portion is presented in “receivables from subscribers”. The Company collects the contracted receivables in installments during contract period and does not recognize any revenue for the device in these transactions as the Company is not the principal for the sale of handset.

Starting from 2014, the subscribers has an option to buy the handset by bank loan whose instalments will be collected by the Company on behalf of the bank. The Company does not bear any credit risk in this type of transaction. Since the Company collects the receivables during the contract period and is agent for the sale of device in this bank loan structure, the Company does not recognize any revenue for the device in these transactions.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Commission fees are mainly comprised of net takings earned to a maximum of 1.4% of gross takings, as a head agent of fixed odds betting games starting from 1 March 2009 and mobile agent revenues comprised of 2.24% – 3.62% of mobile agency turnover after deducting VAT and Gaming tax as head agent starting from 23 March 2010. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the agreement signed with Spor Toto Teskilat Mudurlugu AS (“Spor Toto”), Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Azerinteltek received authorization from Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed odds and paramutual sports betting business. Since AzerInteltek acts as principal, total consideration received from the player less payout (distribution to players) and amounts collected from players on behalf of Ministry of Sports is recognized at the time all the services related with the games are fully rendered.

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

Simcard sales are recognized upon delivery to distributors, net of returns, discounts and rebates. Simcard costs are also recognized upon sale of the simcard to the distributors.

Call center revenue are recognized at the time services are rendered.

The revenue recognition policy for other revenue is to recognize revenue as services are provided.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

(o)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from ‘profit before tax’ as reported in the consolidated statement of profit or loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Current tax is calculated using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that we can control the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses including revenue and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are regularly reviewed by the Group management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group identified Turkcell, Euroasia, Belarusian Telecom and Turkcell Superonline as operating segments.

(r)	Subscriber acquisition costs

The Group capitalizes directly attributable subscriber acquisition costs when the following conditions are met:

•	the capitalized costs can be measured reliably;

•	there is a contract binding the customer for a specific period of time; and

•

it is probable that the amount of the capitalized costs will be recovered through revenue generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are transferred to the statement of profit or loss on a straight-line basis over the expected useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred recognized in profit or loss in the period in which they become receivable.

(t)	Investment property

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

(i)	Depreciation

Depreciation is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives.

The estimated useful lives for the current and comparative periods are as follows:

Investment Property	45 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

(u)	New standards and interpretations

(i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the financial statements

None.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

(ii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements

Amendments to IFRS 10, 12, IAS 27	Investment Entities[1]
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities[1]
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets[1]
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting[1]
IFRIC 21	Levies[1]

[1]	Effective for annual periods beginning on or after 1 January 2014.

Amendments to IFRS 10, 12, IAS 27 Investment Entities

This amendment with the additional provisions of IFRS 10 provide “investment entities” (as defined) an exemption from the consolidation of particular subsidiaries and instead require that an investment entity measure the investment in each eligible subsidiary at fair value through profit or loss.

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

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

This amendment to IAS 39 makes it clear that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met.

IFRIC 21 Levies

IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

(iii)	New and revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments[5]
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions[1]
Annual Improvements to 2010-2012 Cycle	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16 and IAS 38, IAS 24[1]
Annual Improvements to 2011-2013 Cycle	IFRS 1, IFRS 3, IFRS 13, IAS 40[1]
IFRS 14	Regulatory Deferral Accounts[2]
Amendments to IFRS 11	Accounting for Acquisition of Interests in Joint operations[2]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization[2]
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants[2]
IFRS 15	Revenue from Contracts with Customers[4]
Amendments to IAS 27	Equity Method in Separate Financial Statements[2]
Amendments to IAS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[2]
Annual Improvements to 2012-2014 Cycle	IFRS 5, IFRS 7, IAS 9, IAS 34[3]
Amendments to IAS 1	Disclosure Initiative[2]
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception[2]

[1]	Effective for annual periods beginning on or after 1 July 2014.
[2]	Effective for annual periods beginning on or after 1 January 2016.
[3]	Effective for annual periods beginning on or after 1 July 2016.
[4]	Effective for annual periods beginning on or after 1 January 2017.
[5]	Effective for annual periods beginning on or after 1 January 2018.

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduces new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a “fair value through other comprehensive income (FVTOCI) measurement category for certain simple debt instruments.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

This amendment clarifies the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions can, but are not required, be recognized as a reduction in the service cost in the period in which the related service is rendered.

Annual Improvements to 2010-2012 Cycle

IFRS 2: Amends the definitions of ‘vesting condition’ and ‘market condition’ and adds definitions for ‘performance condition’ and ‘service condition’.

IFRS 3: Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date.

IFRS 8: Requires disclosure of the judgments made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly.

IFRS 13: Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only).

IAS 16 and IAS 38: Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount.

IAS 24: Clarify how payments to entities providing management services are to be disclosed.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

IFRS 13: Clarify the scope of the portfolio exception in paragraph 52.

IAS 40: Clarifying the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 Regulatory Deferral Accounts permits an entity which is a first-time adopter of International Financial Reporting Standards to continue to account, with some limited changes, for ‘regulatory deferral account balances’ in accordance with its previous GAAP, both on initial adoption of IFRS and in subsequent financial statements.

IFRS 14 was issued by the IASB on 30 January 2014 and is applies to an entity’s first annual IFRS financial statements for a period beginning on or after 1 January 2016.

Amendments to IFRS 11 Accounting for Acquisition of Interests in Joint operations

This amendment requires an acquirer of an interest in a joint operation in which the activity constitutes a business to:

•	apply all of the business combinations accounting principles in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11.

•	disclose the information required by IFRS 3 and other IFRSs for business combinations.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

This amendment clarifies that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate for property, plant and equipment, and introduces a rebuttable presumption that an amortization method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate, which can only be overcome in limited circumstances where the intangible asset is expressed as a measure of revenue, or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated. The amendment also adds guidance that expected future reductions in the selling price of an item that was produced using an asset could indicate the expectation of technological or commercial obsolescence of the asset, which, in turn, might reflect a reduction of the future economic benefits embodied in the asset.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

This amendment include “bearer plants” within the scope of IAS 16 rather than IAS 41, allowing such assets to be accounted for a property, plant and equipment and measured after initial recognition on a cost or revaluation basis in accordance with IAS 16. The amendment also introduces a definition of ‘bearer plants’ as a living plant that is used in the production or supply of agricultural produce, is expected to bear produce for more than one period and has a remote likelihood of being sold as agricultural produce, except for incidental scrap sales, and clarifies that produce growing on bearer plants remains within the scope of IAS 41.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:

•	Identify the contract with the customer,

•	Identify the performance obligations in the contract,

•	Determine the transaction price,

•	Allocate the transaction price to the performance obligations in the contracts,

•	Recognize revenue when the entity satisfies a performance obligation.

Amendments to IAS 27 Equity Method in Separate Financial Statements

This amendment permits investments in subsidiaries, joint ventures and associates to be optionally accounted for using the equity method in separate financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

This amendment clarifies the treatment of the sale or contribution of assets from an investor to its associate or joint venture.

Annual Improvements 2012-2014 Cycle

IFRS 5: Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

IFRS 7: Additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset, and clarification on offsetting disclosures in condensed interim financial statements

IAS 9: Clarify that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid

IAS 34: Clarify the meaning of ‘elsewhere in the interim report’ and require a cross-reference

Amendments to IAS 1 Disclosure Initiative

This amendment addresses perceived impediments to preparers exercising their judgment in presenting their financial reports.

Amendments to IFRS 10, 12, IAS 28 Investment Entities: Applying the Consolidation Exception

This amendment addresses issues that have arisen in the context of applying the consolidation exception for investment entities by clarifying the following points:

•

The exemption from preparing consolidated financial statements for an intermediate parent entity is available to a parent entity that is a subsidiary of an investment entity, even if the investment entity measures all of its subsidiaries at fair value.

•	A subsidiary that provides services related to the parent’s investment activities should not be consolidated if the subsidiary itself is an investment entity.

•

When applying the equity method to an associate or a joint venture, a non-investment entity investor in an investment entity may retain the fair value measurement applied by the associate or joint venture to its interests in subsidiaries.

•	An investment entity measuring all of its subsidiaries at fair value provides the disclosures relating to investment entities required by IFRS 12.

The Group evaluates the effects of these standards on the consolidated financial statements.

4.	Determination of fair values

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

The Group practice is to centrally manage the Group’s predetermined capital / debt ratios by capital injection or using available credit facilities. The Group obtains short and long-term borrowings according to the Group’s financial needs and market predictions. Debt instruments vary from commercial bank loans to Export Credit Agency loans and different capital market instruments are seldom used in order to maintain diversified source of financing. The Group’s financial borrowing ratios are monitored for all transactions in order to prevent any negative effect on the Group’s credit ratings.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Additionally, the Company established a Risk Committee in accordance with the new Turkish Commercial Code effective from 1 July 2012.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

As at 31 December 2013, TL depreciated against USD and EUR by 19.7% and 24.9%, respectively, BYR depreciated against USD by 11.0% and HRV remained constant against USD when compared to the exchange rates as at 31 December 2012. As at 31 December 2014, TL depreciated against the USD by 8.6% and appreciated against the EUR by 3.9%, BYR and HRV depreciated against USD by 24.6% and 97.3% respectively when compared to the exchange rates as at 31 December 2013. Additional information related to Group’s exposure to currency risk is disclosed in Note 31.

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

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, aging profile, maturity and existence of previous financial difficulties. Trade receivables and accrued income are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade receivables.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

The Group’s policy is to provide financial guarantees only to majority-owned subsidiaries. At 31 December 2014, $1,376,200 guarantees were outstanding (31 December 2013: $1,263,477).

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

The Group holds some portion of cash portfolio in foreign currency to manage currency risk. Additionally, derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates.

The Group’s investments in its equity accounted investee Fintur are not hedged with respect to the currency risk arising from the net assets as those net investments are considered to be long-term in nature.

Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group’s financial liabilities mostly consist of floating interest rate borrowings. The use of financial derivatives is governed by the Group’s policies approved by the Audit Committee, which provide written principles on the use of financial derivatives consistent with the Group’s treasury and risk management strategy. The Group also closely monitored various hedging alternatives to hedge interest risk with a minimum cost. In June 2011, the Group engaged in forward start collar agreements for the half of its debt which are due in 2015 and exposed to interest rate risk. The collars hedge variable interest rate risk for the period between 2013 and 2015.

6.	Operating Segments

The Group has four reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. In the current year, Superonline has been broken out from the “Other” segment given the increasing importance of this business to the Group. Prior periods have been restated on a consistent basis. Some of these strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

The Group comprises the following main reportable segments: Turkcell, Euroasia, Belarusian Telecom all of which are GSM operator in their countries and Turkcell Superonline which provides fixed broadband services.

Other operations mainly include companies operating in telecommunication and betting businesses and companies providing internet and broadband services, call center and value added services.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

	Turkcell		Euroasia		Belarusian Telecom		Superonline		Other		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Total external revenue	4,265,853	4,759,649	344,492	445,394	65,482	70,607	443,480	359,367	393,547	340,390	5,512,854	5,975,407
Intersegment revenue	27,290	30,247	2,691	4,402	108	87	130,102	124,181	414,517	361,084	574,708	520,001
Reportable segment adjusted EBITDA	1,341,431	1,485,098	106,294	137,119	264	(3,253)	149,767	124,587	148,047	147,319	1,745,803	1,890,870
Finance income	407,886	370,809	1,690	2,730	4,176	6,111	6,348	8,274	67,698	72,638	487,798	460,562
Finance cost	90,317	61,119	(507,635)	(57,425)	(161,984)	(104,607)	(33,078)	(48,547)	(59,846)	(66,277)	(672,226)	(215,737)
Monetary gain	—	—	—	—	88,252	82,755	—	—	181	116	88,433	82,871
Depreciation and amortization	(462,445)	(491,807)	(85,628)	(116,235)	(41,921)	(77,735)	(110,333)	(97,390)	(69,766)	(67,191)	(770,093)	(850,358)
Share of profit of equity accounted investees	—	—	—	—	—	—	—	—	96,596	155,362	96,596	155,362
Capital expenditure	587,171	495,597	43,686	67,753	15,276	47,539	238,370	186,976	49,169	62,556	933,672	860,421
Bad debt expense	(59,650)	(66,521)	(247)	(512)	(5,267)	(5,525)	(4,943)	(5,445)	(922)	(1,462)	(71,029)	(79,465)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	Turkcell		Euroasia		Belarusian Telecom		Superonline		Other		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Total external revenue	4,759,649	4,844,867	445,394	402,167	70,607	62,162	359,367	270,720	340,390	285,871	5,975,407	5,865,787
Inter segment revenue	30,247	24,820	4,402	3,250	87	76	124,181	111,231	361,084	323,206	520,001	462,583
Reportable segment adjusted EBITDA	1,485,098	1,511,539	137,119	114,431	(3,253)	(5,392)	124,587	79,480	147,319	138,671	1,890,870	1,838,729
Finance income	370,809	369,198	2,730	2,468	6,111	572	8,274	3,371	72,638	66,507	460,562	442,116
Finance cost	61,119	(55,669)	(57,425)	(56,723)	(104,607)	(66,162)	(48,547)	1,726	(66,277)	(50,617)	(215,737)	(227,445)
Monetary gain	—	—	—	—	82,755	95,322	—	—	116	3	82,871	95,325
Depreciation and amortization	(491,807)	(506,220)	(116,235)	(116,939)	(77,735)	(46,275)	(97,390)	(69,786)	(67,191)	(67,571)	(850,358)	(806,791)
Share of profit of equity accounted investees	—	—	—	—	—	—	—	—	155,362	121,733	155,362	121,733
Capital expenditure	495,597	531,433	67,753	77,911	47,539	53,411	186,976	253,425	62,556	66,987	860,421	983,167
Bad debt expense	(66,521)	(55,936)	(512)	(191)	(5,525)	(1,838)	(5,445)	(3,162)	(1,462)	(1,304)	(79,465)	(62,431)
Impairment on equity accounted investees	—	—	—	—	—	—	—	—	—	40,250	—	40,250

	As at 31 December 2014 and 2013
	Turkcell		Euroasia		Belarusian Telecom		Superonline		Other		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Reportable segment assets	4,160,776	3,825,648	219,507	455,918	157,132	198,722	1,075,401	990,172	374,723	360,868	5,987,539	5,831,328
Investment in associates	—	—	—	—	—	—	—	—	287,869	250,959	287,869	250,959
Reportable segment liabilities	867,152	970,443	61,884	97,841	31,492	59,222	142,132	104,367	221,594	179,335	1,324,254	1,411,208

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	As at 31 December 2013 and 2012
	Turkcell		Euroasia		Belarusian Telecom		Superonline		Other		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Reportable segment assets	3,825,648	4,105,790	455,918	500,935	198,722	208,377	990,172	1,042,084	360,868	364,470	5,831,328	6,221,656
Investment in associates	—	—	—	—	—	—	—	—	250,959	256,931	250,959	256,931
Reportable segment liabilities	970,443	993,200	97,841	116,222	59,222	82,625	104,367	112,552	179,335	192,625	1,411,208	1,497,224

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	2014	2013	2012
Revenue
Total revenue for reportable segments	5,279,498	5,793,934	5,719,293
Other revenue	808,064	701,474	609,077
Elimination of inter-segment revenue	(574,708)	(520,001)	(462,583)

Consolidated revenue	5,512,854	5,975,407	5,865,787

	2014	2013	2012
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	1,597,756	1,743,551	1,700,058
Other adjusted EBITDA	148,047	147,319	138,671
Elimination of inter-segment adjusted EBITDA	(20,623)	(32,823)	(30,283)

Consolidated adjusted EBITDA	1,725,180	1,858,047	1,808,446

Finance income	437,519	395,396	386,088
Finance costs	(559,366)	(95,515)	(125,510)
Monetary gain	88,433	82,871	95,325
Other income	27,121	18,243	18,094
Other expense	(62,654)	(47,464)	(76,924)
Share of profit of equity accounted investees	96,596	155,362	121,733
Depreciation and amortization	(747,666)	(826,780)	(788,632)

Consolidated profit before income tax	1,005,163	1,540,160	1,438,620

Income tax expense	(334,578)	(310,696)	(291,491)

Profit for the period	670,585	1,229,464	1,147,129

	2014	2013	2012
Finance income
Total finance income for reportable segments	420,100	387,924	375,609
Other finance income	67,698	72,638	66,507
Elimination of inter-segment finance income	(50,279)	(65,166)	(56,028)

Consolidated finance income	437,519	395,396	386,088

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	2014	2013	2012
Finance costs
Total finance costs for reportable segments	612,380	149,460	176,828
Other finance costs	59,846	66,277	50,617
Elimination of inter-segment finance costs	(112,860)	(120,222)	(101,935)

Consolidated finance costs	559,366	95,515	125,510

	2014	2013	2012
Depreciation and amortization
Total depreciation and amortization for reportable segments	700,327	783,167	739,220
Other depreciation and amortization	69,766	67,191	67,571
Elimination of inter-segment depreciation and amortization	(22,427)	(23,578)	(18,159)

Consolidated depreciation and amortization	747,666	826,780	788,632

	2014	2013	2012
Capital expenditure
Total capital expenditure for reportable segments	884,503	797,865	916,180
Other capital expenditure	49,169	62,556	66,987
Elimination of inter-segment capital expenditure	(8,753)	(6,613)	(7,712)

Consolidated capital expenditure	924,919	853,808	975,455

	2014	2013	2012
Assets
Total assets for reportable segments	5,612,816	5,470,460	5,857,186
Other assets	374,723	360,868	364,470
Investments in equity accounted investees	287,869	250,959	256,931
Other unallocated assets	3,942,459	3,890,351	4,004,649

Consolidated total assets	10,217,867	9,972,638	10,483,236

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	2014	2013	2012
Liabilities
Total liabilities for reportable segments	1,102,660	1,231,873	1,304,599
Other liabilities	221,594	179,335	192,625
Other unallocated liabilities	1,687,332	1,657,464	1,825,868

Consolidated total liabilities	3,011,586	3,068,672	3,323,092

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	2014	2013	2012
Revenue
Turkey	4,918,179	5,286,551	5,267,145
Ukraine	350,053	454,692	407,218
Belarus	65,482	70,607	62,162
Turkish Republic of Northern Cyprus	62,289	66,157	64,335
Azerbaijan	82,115	68,162	41,934
Germany	34,736	29,238	22,993

	5,512,854	5,975,407	5,865,787

	2014	2013
Non-current assets
Turkey	3,779,525	3,543,214
Ukraine	212,014	467,779
Belarus	124,565	161,456
Turkish Republic of Northern Cyprus	44,877	46,176
Azerbaijan	4,609	4,959
Germany	46	4,415
Unallocated non-current assets	313,429	289,258

	4,479,065	4,517,257

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

7.	Acquisition of subsidiaries

Acquisition of Metronet Iletisim Teknoloji AS

On 31 January 2014, Superonline Iletisim Hizmetleri AS (“Turkcell Superonline”) signed a Share Purchase Agreement (“SPA”) to acquire a 100% stake in Metronet Iletisim Teknoloji AS (“Metronet”), which is specializes in rendering of telecommunications services. On 15 April 2014, the control over Metronet was acquired from ES Mali Yatirim ve Danismanlik AS for a nominal consideration of $12,350.

Subsequent to the acquisition, Metronet reported revenue of $893 and loss of $426 till Turkcell Superonline merger. Since Metronet’s statement of profit or loss prepared in accordance with IFRS for the year ended 31 December 2013 is not available, the estimated revenue and profit or loss for the current reporting period if the acquisition had occurred on 1 January 2014 could not be disclosed.

The acquisition of Metronet had the following effect on the Group’s assets and liabilities on the acquisition date:

	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition
Property, plant and equipment	17,808	(12,283)	5,525
Intangible assets	248	320	568
Other non-current assets	2,421	—	2,421
Deferred tax assets	2,889	2,392	5,281
Trade receivables and accrued income	915	—	915
Other current assets	425	—	425
Cash and cash equivalents	204	—	204
Loans and borrowings-non current	(411)	—	(411)
Loans and borrowings-current	(673)	—	(673)
Trade and other payables	(953)	—	(953)

Net identifiable assets and liabilities	22,873	(9,571)	13,302

Present value of the acquisition consideration			12,350
Less: fair value of identifiable net assets acquired			(13,302)

Bargain purchase gain on acquisition			(952)

Consideration paid in cash			(12,076)
Add: cash and cash equivalent balances acquired			204

Net cash and cash equivalent effect of the business combination			(11,872)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

The fair value of intangible assets and liabilities recognized on acquisition has been determined based on independent valuation.

The bargain purchase gain on the acquisition has been included in other income in the Group’s consolidated statement of profit or loss.

The Group incurred acquisition-related costs of $33 related to external consultancy costs which are included in administrative expenses in the Group’s statement of profit or loss.

After the acquisition of Metronet in 2014, management merged the Metronet’s operations with its wholly owned subsidiary, Turkcell Superonline on 4 July 2014.

8.	Revenue

	2014	2013	2012
Communication fees	4,779,343	5,369,036	5,373,986
Revenue from betting business	82,115	68,162	41,934
Call center revenue	75,812	57,779	44,944
Commission fees on betting business	53,954	52,236	47,087
Monthly fixed fees	23,593	39,976	50,649
Simcard sales	14,566	15,605	18,302
Other revenue (*)	483,471	372,613	288,885

	5,512,854	5,975,407	5,865,787

(*)	Other revenue consists of handsets, modems, internet subscription revenue, tower rent incomes and other several revenue.

9.	Other income and expenses

Other income amounts to $27,121, $18,243 and $18,094 for the years ended 31 December 2014, 2013 and 2012, respectively. Other income for the year ended 31 December 2014 mainly consists of proceeds from sale of A-Tel amounting to TL 19,161 (equivalent to $8,835 as at transaction date) as explained in Note 16.

Other expenses amount to $62,654, $47,464 and $76,924 for the years ended 31 December 2014, 2013 and 2012, respectively. Other expenses as of 31 December 2014 mainly consist of payments and provisions for the penalties imposed by ICTA for not complying with relevant regulations as explained in Note 34 and payments regarding litigation expenses amounting to $51,415.

Other expenses as of 31 December 2013 mainly consist of payments and provisions for the penalties imposed by ICTA for not complying with relevant regulations amounting to $18,371 as explained in Note 34 impairment recognized on the Group’s investment in T-Medya and Aks TV amounting to $9,256 and $9,986 respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Since the service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012, the carrying amount of A-Tel in the consolidated financial statements is decreased to the Company’s share on the net assets of A-Tel as at 31 December 2012 and an impairment loss of $40,250 is recognized in other expenses for the year ended 31 December 2012. Additionally based on the management opinion, the Company accrued a provision before tax effect amounting to $19,299 and recognized in other expenses. Other expense also includes payments and provisions for the penalties imposed by ICTA for not complying with aforementioned and relevant regulations, as explained in Note 34 to consolidated financial statements amounting to $6,384.

10.	Personnel expenses

	2014	2013	2012
Wages and salaries (*)	542,179	590,637	548,896
Increase in liability for long-service leave (**)	14,835	14,989	16,786
Contributions to defined contribution plans	3,602	3,438	3,737

	560,616	609,064	569,419

(*)	Wages and salaries include compulsory social security contributions and bonuses.
(**)	The actuarial gains and losses for the years ended 31 December 2014, 2013 and 2012 amount to $360, $(2,478) and $4,911 respectively and are reflected in other comprehensive income as a result of early adoption of amendment to IAS 19 as of 31 December 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

11.	Finance income and costs

Recognized in the statement of profit or loss:

	2014	2013	2012
Interest income on bank deposits	298,160	266,372	289,768
Interest income on late payment and contracted receivables	130,851	113,992	91,250
Premium income on option contracts	1,274	484	2,250
Discount interest income	4,859	11,807	1,938
Other interest income	2,375	2,741	882

Finance income	437,519	395,396	386,088

Net foreign exchange loss	(498,382)	(32,369)	(2,388)
Interest expense on financial liabilities measured at amortized cost	(53,841)	(54,977)	(93,396)
Litigation late payment interest expense	(3,171)	(1,949)	(18,996)
Option premium expense	(15)	(106)	(280)
Other	(3,957)	(6,114)	(10,450)

Finance cost	(559,366)	(95,515)	(125,510)

Net finance income / (loss)	(121,847)	299,881	260,578

Borrowings costs capitalized on fixed assets are $6,607, $6,771 and $8,517 for the years ended 31 December 2014, 2013 and 2012, respectively. Interest capitalization ratio is 12.5%, 11.4% and 11.9% for the year ended 31 December 2014, 2013 and 2012, respectively.

The foreign exchange income amounting to $104,748, $62,634 and $28,984 and foreign exchange expenses, amounting to $603,130, $95,003 and $31,372 have been presented on net basis for the years ended 31 December 2014, 2013 and 2012. Net foreign exchange loss is mainly attributable to the foreign exchange losses in Belarusian Telecom operating in Belarus amounting to $127,014, $57,900 and $13,049 and in Astelit operating in Ukraine amounting to $449,864, $3,824 and $439 for the years ended 31 December 2014, 2013 and 2012, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

12.	Income tax expense

	2014	2013	2012
Current tax expense
Current period	(324,656)	(340,944)	(314,853)

Deferred tax benefit
Origination and reversal of temporary differences	(11,462)	10,291	7,731
Benefit of investment incentives recognized	1,367	989	878
Utilization of previously unrecognized tax losses	173	18,968	14,753

	(9,922)	30,248	23,362

Total income tax expense	(334,578)	(310,696)	(291,491)

Income tax recognized directly in equity

	Before tax	Tax (expense)/ benefit	Net of tax
2014
Foreign currency translation differences	(399,175)	(937)	(400,112)
Change in cash flow hedge reserve	538	—	538
Change in actuarial gain / (loss)	(360)	88	(272)

	(398,997)	(849)	(399,846)

2013
Foreign currency translation differences	(1,405,792)	3,170	(1,402,622)
Change in cash flow hedge reserve	471	—	471
Change in actuarial gain / (loss)	2,478	(482)	1,996

	(1,402,843)	2,688	(1,400,155)

2012
Foreign currency translation differences	312,708	2,145	314,853
Change in cash flow hedge reserve	(860)	—	(860)
Change in actuarial (loss) / gain	(4,911)	960	(3,951)

	306,937	3,105	310,042

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Reconciliation of effective tax rate

The reported income tax expense for the years ended 31 December 2014, 2013 and 2012 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		2014		2013		2012
Profit for the year		670,585		1,229,464		1,147,129
Total income tax expense		334,578		310,696		291,491

Profit before income tax		1,005,163		1,540,160		1,438,620

Income tax using the Company’s domestic tax rate	20%	(201,033)	20%	(308,032)	20%	(287,724)
Effect of tax rates in foreign jurisdictions	2%	(23,625)	1%	(12,093)	—	(5,854)
Tax exempt income	—	2,687	—	1,161	—	3,340
Non-deductible expenses	3%	(33,201)	1%	(22,432)	3%	(43,939)
Tax incentives	—	1,367	—	989	—	878
Utilization of previously unrecognized tax losses	—	173	(1)%	18,968	(1)%	14,753
Unrecognized deferred tax assets	12%	(116,817)	2%	(34,349)	1%	(8,511)
Difference in effective tax rate of equity accounted investees	(1)%	13,935	(2)%	23,482	(1)%	21,435
Other	(2)%	21,936	(1)%	21,610	(1)%	14,131

Total income tax expense		(334,578)		(310,696)		(291,491)

The income taxes payable amounting to $66,749 and $65,074 as at 31 December 2014 and 2013, respectively, represents the amount of income taxes payable in respect of related taxable profit for the years ended 31 December 2014 and 2013, respectively netted off with advance tax payments.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

13.	Property, plant and equipment

	Balance as at 1 January 2014	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effect of movements in exchange rates and hyperinflation	Balance as at 31 December 2014
Cost or deemed cost
Network infrastructure (All operational)	5,214,435	99,451	(363,445)	542,406	—	4,879	(789,127)	4,708,599
Land and buildings	237,132	10,968	—	35	—	—	(25,304)	222,831
Equipment, fixtures and fittings	247,806	23,012	(3,955)	1,022	—	282	(24,764)	243,403
Motor vehicles	16,441	988	(644)	91	—	—	(1,435)	15,441
Leasehold improvements	109,397	1,805	(2,770)	189	—	—	(10,070)	98,551
Construction in progress	248,083	539,916	(1,558)	(557,532)	(974)	364	(36,743)	191,556

Total	6,073,294	676,140	(372,372)	(13,789)	(974)	5,525	(887,443)	5,480,381

Accumulated depreciation
Network infrastructure (All operational)	2,914,030	456,747	(358,689)	—	37,275	—	(504,937)	2,544,426
Land and buildings	101,857	8,315	—	—	—	—	(10,537)	99,635
Equipment, fixtures and fittings	205,910	16,304	(3,642)	—	23	—	(21,907)	196,688
Motor vehicles	12,731	1,745	(604)	—	10	—	(1,111)	12,771
Leasehold improvements	90,953	5,044	(2,312)	—	7	—	(8,378)	85,314

Total	3,325,481	488,155	(365,247)	—	37,315	—	(546,870)	2,938,834

Total property, plant and Equipment	2,747,813	187,985	(7,125)	(13,789)	(38,289)	5,525	(340,573)	2,541,547

Depreciation expenses for the years ended 31 December 2014, 2013 and 2012 are $526,444, $589,764 and $562,788 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the years ended 31 December 2014, 2013 and 2012 are $38,289, $40,825 and $39,179 respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2014, net carrying amount of fixed assets acquired under finance leases amounted to $46,232 (31 December 2013: $52,099).

Property, plant and equipment under construction

Construction in progress mainly consisted of capital expenditures in GSM and fixed-line network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), Belarusian Telecom and Turkcell Superonline and non-operational capital expenditures as at 31 December 2014 and 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

14.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $163,592 as at 31 December 2014 (31 December 2013: $199,286). The amortization period of the license will end in 2023.

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for a duration of 20 years starting from 30 April 2009. The carrying amount as at 31 December 2014 is $237,798 and the amortization period of the license will end in 2029 (31 December 2013: $276,391).

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets were tested for impairment as at 31 December 2014. Independent appraisals were obtained to determine recoverable amount for Astelit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2014, impairment test for long-lived assets of Astelit is made on the assumption that Astelit is the cash generating unit.

As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Astelit, no impairment was recognized. The assumptions used in value in use calculation of Astelit were:

A 22.1% post-tax WACC rate for 2015 to 2019, a 21.3% post-tax WACC rate for after 2019 and a 2.1% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. (31 December 2013: 17.0% post-tax WACC rate for 2014 to 2018, 16.5% post-tax WACC rate for after 2018 and 2.5% terminal growth rate). The pre-tax rate for disclosure purposes was 23.3% (31 December 2013: 18.0%).

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Turkcell Superonline as at 31 December 2014, the date of the goodwill impairment test.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

Belarusian Telecom

As at 31 December 2014, impairment test was performed for Belarusian Telecom and after tax impairment in the amount of $15,044 was calculated for the cash-generating unit, allocated to the fixed assets on a pro-rata basis based on the carrying amount of each asset and included in depreciation expense. Tax effect of the long-lived asset impairment of $861 is included in deferred taxation benefit.

Value in use was determined by discounting the expected future cash flows to be generated by the cash-generating unit and the terminal value. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of impairment testing was taken as 5 years between 1 January 2015 and 31 December 2019. Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0% (31 December 2013: 3.0%) which does not exceed the estimated average growth rate for Belarus.

A 18.8% post-tax WACC rate for 2015 to 2019, and a 18.3% post-tax WACC rate for after 2019 were applied in determining the recoverable amount of the cash-generating unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. (31 December 2013: 17.1% post-tax WACC rate for 2014 to 2018, and a 16.6% post-tax WACC rate for after 2018). The pre-tax rate for disclosure purposes was 20.1% (31 December 2013: 18.4%).

Turkcell Superonline

As at 31 December 2014, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is $14,159 (31 December 2013: $15,384). As the recoverable value based on the value in use of the cash generating units was estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2014. The calculation of the value in use was based on the following key assumptions:

Values assigned to adjusted EBITDA for the periods forecasted include the expected synergies to be achieved from operating as a part of the Group. Values assigned to this key assumption reflect past

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

experience except for efficiency improvements and synergies. Management believes that any reasonably possible change in the key assumptions on which Superonline recoverable amount is based would not cause Superonline’s carrying amount to exceed its recoverable amount.

The projection period for the purposes of goodwill impairment testing was taken as 5 years between 1 January 2015 and 31 December 2019.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.5% (31 December 2013: 3.0%). This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.

A 15.1% post-tax WACC rate for 2015 to 2016, a 15.0% post-tax WACC rate for 2017 and thereafter were applied in determining the recoverable amount of the cash-generating unit. (31 December 2013: 14.7% post-tax WACC rate for 2014 to 2016, a 14.4% post-tax WACC rate for after 2016). Discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at pre-tax discount rate gave same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 17.2% (31 December 2013: 16.4%).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	Balance at 1 January 2014	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2014
Cost
GSM and other telecommunication operating licenses	1,112,175	5,014	(529)	3,191			(112,985)	1,006,866
Computer software	1,988,791	170,770	(771)	68,787	—	67	(187,688)	2,039,956
Transmission lines	24,398	4,672	—	—	—	—	(1,993)	27,077
Central betting system operating right	5,372	261	—	—	—	—	(563)	5,070
Indefeasible right of usage (*)	18,488	1,049	(39)	—	—	—	(1,329)	18,169
Brand name	3,298	—	—	—	—	—	(263)	3,035
Customer base	6,758	—	—	—	—	501	(566)	6,693
Goodwill	15,384	—	—	—	—	—	(1,225)	14,159
Other	2,603	3,108	—	4,598	—	—	(662)	9,647
Construction in progress	1,321	63,470	—	(62,787)	—	—	(532)	1,472

Total	3,178,588	248,344	(1,339)	13,789	—	568	(307,806)	3,132,144

Accumulated amortization
GSM and other telecommunication operating licenses	590,110	48,451	(529)	—	4,522	—	(67,828)	574,726
Computer software	1,444,651	161,988	(168)	(325)	428	—	(143,100)	1,463,474
Transmission lines	22,380	404	—	—	—	—	(1,856)	20,928
Central betting system operating right	3,892	364	—	—	—	—	(467)	3,789
Indefeasible right of usage	4,406	1,293	—	—	—	—	(286)	5,413
Brand name	1,731	322	—	—	—	—	(156)	1,897
Customer base	3,434	627	—	—	—	—	(310)	3,751
Other	1,113	1,531	—	325	—	—	(214)	2,755

Total	2,071,717	214,980	(697)	—	4,950	—	(214,217)	2,076,733

Total intangible assets	1,106,871	33,364	(642)	13,789	(4,950)	568	(93,589)	1,055,411

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Amortization expenses on intangible assets other than goodwill for the years ended 31 December 2014, 2013 and 2012 are $219,930, $236,994 and $225,844 respectively including impairment losses and are recognized in direct cost of revenues. The impairment losses on intangible assets for the years ended 31 December 2014, 2013 and 2012 are $4,950, $15,060 and $5,705 respectively and recognized in depreciation expense included in direct cost of revenues. Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is $47,605 for the years ended 31 December 2014 (31 December 2013: $37,187).

(*)	The decrease resulted from the change in payment schedule of the indefeasible rights of use has been presented in disposals.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

15.	Investment property

Since the Group moved from the building in Gebze, the building was transferred from owner occupied asset to investment property as of 1 December 2013. The fair value of this investment property is 13,398 TL (equivalent to $5,778 as of 31 December 2014). The fair value of the Group’s investment property as at 31 December 2014 has been arrived at on the basis of a valuation carried out on the respective dates by an independent valuation company which is authorized by Capital Markets Board, and have appropriate qualifications and recent experience in the valuation of properties in the relevant locations. The fair value was determined based on the income capitalization approach. In estimating the fair value of the properties, the highest and best use of the property is its current use.

The rental income obtained during the year ended 31 December 2014 is $504. Total direct operating expense from investment property during the year ended 31 December 2014 is $55.

Details of the Group’s investment property in Gebze and information about the fair value hierarchy as at 31 December 2014 are as follows:

31 December 2014	Level 1	Level 2	Level 3	Total
Investment property in Gebze	—	—	5,778	5,778

31 December 2013	Level 1	Level 2	Level 3	Total
Investment property in Gebze	—	—	7,757	7,757

There were no transfers between Level 1 and Level 2 during the year.

	2014	2013
Cost value
Opening balance	9,464	—
Transfer from tangible fixed assets	—	10,012
Effects of movements in exchange rates	(753)	(548)

Ending balance	8,711	9,464

Accumulated depreciation
Opening balance	(1,825)	—
Transfer from tangible fixed assets	—	(1,908)
Charge for the year and impairment during the year (*)	(1,292)	(22)
Effects of movements in exchange rates	184	105

Ending balance	(2,933)	(1,825)

Carrying value	5,778	7,639

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

(*)	The impairment losses on investment property for the year ended 31 December 2014 is $1,044 and recognized in depreciation expense included in direct cost of revenues (31 December 2013: None).

16.	Investments in equity accounted investees

The Group’s share of profit in its equity accounted investees for the years ended 31 December 2014, 2013 and 2012 is $96,596, $155,362 and $121,733, respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-controlling interest	Equity attributable to parent	Total liabilities and equity
31 December 2014
Fintur (associate)	41.45%	659,282	1,577,070	2,236,352	434,472	910,381	334,584	556,915	2,236,352

		659,282	1,577,070	2,236,352	434,472	910,381	334,584	556,915	2,236,352

31 December 2013
Fintur (associate)	41.45%	445,717	1,828,603	2,274,320	465,938	1,018,142	386,975	403,265	2,274,320
A-Tel (joint venture)*	50.00%	47,145	—	47,145	13	3,443	—	43,689	47,145

		492,862	1,828,603	2,321,465	465,951	1,021,585	386,975	446,954	2,321,465

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	Revenues	Profit/loss**	Other comprehensive income***	Total comprehensive income**
2014
Fintur	1,801,432	227,988	(47,694)	180,294
A-Tel	—	4,191	—	4,191

	1,801,432	232,179	(47,694)	184,485

2013
Fintur	2,035,678	375,748	(39,156)	336,592
A-Tel	—	(771)	—	(771)

	2,035,678	374,977	(39,156)	335,821

2012
Fintur	2,027,320	344,016	9,952	353,968
A-Tel	27,234	23,400	—	23,400

	2,054,554	367,416	9,952	377,368

*	Figures mentioned in the above table include fair value adjustments that arose during acquisition of A-Tel.
**	The figures present the amounts attributable to the parent.

The Company’s investment in Fintur Holdings BV (“Fintur”) amounts to $287,869 as at 31 December 2014 (31 December 2013: $229,114).

In the General Assembly of Shareholders’ Meeting of Fintur, it has been decided on 23 July 2014 to distribute dividend amounting to $112,000. The Company reduced the carrying value of investments in Fintur by the accrued dividend of $46,424 and this amount has been collected in July 2014.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

amount as a provision and derecognized the non-controlling interest. The difference between the present value of the estimated option redemption amount and the derecognized non-controlling interest amounting to $389,287 is accounted under equity, in accordance with the Group’s accounting policy.

Reconciliation of the above summarized financial information to the carrying amount of the interest in Fintur recognized in the consolidated financial statements:

	2014	2013
Net assets of Fintur	556,915	403,265
Proportion of the Group’s ownership interest in Fintur	230,841	167,153
Goodwill	57,028	61,961

Carrying amount of the Group’s interest in Fintur	287,869	229,114

Significant restrictions

Fintur

As at 31 December 2014, significant exchange restrictions and state controls exist in most jurisdictions in which Fintur operates. The local currencies of Fintur subsidiaries in Kazakhstan, Azerbaijan, Georgia and Moldova are not convertible outside of the respective countries. Future movements of exchange rates will affect the carrying values of the Fintur’s assets and liabilities. The translation of underlying local currency amounts into USD in Fintur’s consolidated financial statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into USD at the exchange rates shown or at any other exchange rate.

The Company accounted for its joint venture A-Tel by applying the equity method until 27 August 2014, the date of disposal. The Company’s investment in A-Tel amounts to $21,845 as at 31 December 2013. In accordance with the Settlement Protocol signed with Bereket Holding A.Ş. (formerly known as Bilgin Holding A.Ş.) on 27 August 2014, it has been decided to pay a compensation amounting to TL 30,428 (equivalent to $14,031 as at transaction date) to A-tel. Other income of TL 19,161 (equivalent to $8,835 as at transaction date) has been recorded due to the change in estimated from the initial provision accrued of TL 68,750 (equivalent to $31,701 as at transaction date) to TL 30,428 (equivalent to $14,031 as at transaction date). Bereket Holding A.Ş. and Savings Deposits Insurance Funds (“SDIF”) have waived their lawsuit regarding alleged loss occurred from the termination of the Service Provider Agreement.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Additionally, Turkcell’s whole stake in A-tel has been sold to Bereket Holding A.Ş. for a consideration of TL 31,025 (equivalent to $14,306 as at transaction date) within the context of the Share Sale Agreement signed on 27 August 2014. Loss on the sale amounting to TL 902 (equivalent to $416 as at transaction date) was recognized in the statement of profit or loss as detailed below.

31 December 2014
Share sale price	14,306
Less: carrying amount of investment on the date of sale	(14,722)

Loss recognized	(416)

17.	Other investments

Non-current investments:

	2014	2013
Securities
Corporate debt securities—held-to-maturity	—	3,851

As at 31 December 2013, corporate debt securities classified as held-to-maturity investments with a carrying amount of $3,851 have effective interest rates of 9.8% to 13.8%.

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in Note 31.

Current investments:

	2014	2013
Corporate debt securities—held-to-maturity	4,832	27,028
Time deposits mature over 3 months	3,512	—

	8,344	27,028

As at 31 December 2014, corporate debt securities with a carrying amount of $4,832 have effective interest rates of 9.8% to 13.8%.

As at 31 December 2013, corporate debt securities with a carrying amount of $27,028 have effective interest rates of 8.5% to 10.8%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

18.	Other non-current assets

	2014	2013
Advances given for fixed assets	101,790	2,162
Prepaid expenses	56,908	38,279
VAT receivable	51,697	68,036
Deposits and guarantees given	7,680	7,711
Others	8,576	1,780

	226,651	117,968

19.	Deferred tax assets and liabilities

Unrecognized deferred tax liabilities

At 31 December 2014, a deferred tax liability of $27,787 (31 December 2013: $26,905) for temporary differences of $138,936 (31 December 2013: $127,584) related to investments in subsidiaries was not recognized because the Company controls the timing of when the liability will be incurred and it is satisfied that it is probable that will not be incurred in the foreseeable future.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2014	2013
Deductible temporary differences	46,529	57,496
Tax losses	156,290	125,794

Total unrecognized deferred tax assets	202,819	183,290

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

As at 31 December 2014, expiration of tax losses is as follows:

Expiration Date	Amount
2015	33,964
2016	54,995
2017	13,678
2018	6,661
2019	6,100
2021 – 2024	230,878

346,276

As at 31 December 2014, tax losses which will be carried indefinitely are amounting to $538,303 (31 December 2013: $445,851).

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2014 and 2013 are attributable to the following:

	Assets		Liabilities		Net
	2014	2013	2014	2013	2014	2013
Property, plant & equipment and intangible assets	8,359	1,352	(105,648)	(99,414)	(97,289)	(98,062)
Investment	660	—	(19,583)	(15,868)	(18,923)	(15,868)
Provisions	27,681	28,362	—	—	27,681	28,362
Trade and other payables	34,140	36,711	(47)	—	34,093	36,711
Carry forward tax losses	11,802	19,905	—	—	11,802	19,905
Other items	43,008	37,348	(906)	(4,814)	42,102	32,534

Tax assets / (liabilities)	125,650	123,678	(126,184)	(120,096)	(534)	3,582

Net off of tax	(100,175)	(89,345)	100,175	89,345	—	—

Net tax assets / (liabilities)	25,475	34,333	(26,009)	(30,751)	(534)	3,582

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Movement in temporary differences as at 31 December 2014 and 2013

	Balance at 1 January 2013	Recognized in the statement of profit or loss	Recognized in other comprehensive income	Acquired in business combinations	Effect of movements in exchange rates	Balance at 31 December 2013
Property, plant & equipment and intangible assets	(115,118)	415	—	(82)	16,723	(98,062)
Investment	(13,995)	(8,024)	3,170	—	2,981	(15,868)
Provisions	13,070	19,052	—	—	(3,760)	28,362
Trade and other payables	42,205	1,595	—	—	(7,089)	36,711
Carry forward tax losses	13,368	9,545	—	—	(3,008)	19,905
Other items	31,124	7,665	(482)	—	(5,773)	32,534

Total	(29,346)	30,248	2,688	(82)	74	3,582

	Balance at 1 January 2014	Recognized in the statement of profit or loss	Recognized in other comprehensive income	Acquired in business combinations	Effect of movements in exchange rates	Balance at 31 December 2014
Property, plant & equipment and intangible assets	(98,062)	(15,010)	—	—	15,783	(97,289)
Investment	(15,868)	(3,010)	(937)		892	(18,923)
Provisions	28,362	1,727	—	—	(2,408)	27,681
Trade and other payables	36,711	333	—	—	(2,951)	34,093
Carry forward tax losses	19,905	(7,139)	—	—	(964)	11,802
Other items	32,534	13,177	88	—	(3,697)	42,102

Total	3,582	(9,922)	(849)	—	6,655	(534)

20.	Trade receivables and accrued income

	2014	2013
Undue assigned contracted receivables	788,571	582,816
Receivables from subscribers	474,834	445,574
Accounts and checks receivable	90,957	100,415
Accrued income	156,059	165,831

	1,510,421	1,294,636

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Trade receivables are shown net of allowance for doubtful debts amounting to $313,792 as at 31 December 2014 (31 December 2013: $323,952). The change in allowance for trade receivables and due from related parties is disclosed in Note 35.

Letters of guarantee received with respect to the accounts and checks receivable amount to $69,948 and $80,026 as at 31 December 2014 and 2013, respectively.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers in installments by the Company. When monthly installment is invoiced to the subscriber, related portion is transferred to “receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The accrued income represents revenue accrued for subscriber calls (air-time) which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenue for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $336,334 (31 December 2013: $247,823).

The Group’s exposure to currency risks and impairment losses related to trade receivables are disclosed in Note 31.

21.	Other current assets

	2014	2013
Prepaid expenses	98,667	87,166
Amounts to be received from Ministry of Transport, Maritime Affairs and Communications	75,457	52,475
Prepayment for subscriber acquisition cost	36,789	25,669
Advances to suppliers	17,608	13,662
Special communication tax to be collected from subscribers	15,474	14,467
Interest income accruals	10,226	14,671
VAT receivable	7,260	2,319
Receivables from personnel	2,263	2,978
Receivables from Tax Office	185	201
Restricted cash	—	43,078
Other	24,874	25,466

	288,803	282,152

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

Restricted cash which represents amounts deposited at banks as guarantees in connection with dispute with the Competition Board has been unblocked in 2014 (31 December 2013: 43,078).

22.	Cash and cash equivalents

	2014	2013
Cash in hand	106	99
Cheques received	34	84
Banks	3,892,611	3,806,411
-Demand deposits	247,533	204,864
-Time deposits	3,645,078	3,601,547
Bonds and bills	2,147	2,114

Cash and cash equivalents	3,894,898	3,808,708
Bank overdrafts	—	(237)

Cash and cash equivalents in the statement of cash flows	3,894,898	3,808,471

As at 31 December 2014, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $0.055 (31 December 2013: $0.055).

As at 31 December 2014, the average maturity of time deposits is 67 days (31 December 2013: 57 days).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 31.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

23.	Capital and reserves

Share capital

As at 31 December 2014, common stock represented 2,200,000,000 (31 December 2013: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be one TL.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

As at 31 December 2014, total number of pledged shares hold by various institutions is 995,509 (31 December 2013: 995,509).

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

Dividends

On 23 March 2011, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010 amounting to TL 1,328,697 (equivalent to $572,986 as at 31 December 2014), which represented 75% of distributable income. This represents a net cash dividend of full TL 0.6039532 (equivalent to full $0.26 as at 31 December 2014) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on 21 April 2011 and the Extraordinary General Assemblies of Shareholders held on 11 August 2011 and 12 October 2011.

The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the dividend proposal could not be presented for approval.

In the Ordinary General Assemblies of Shareholders Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) held on 19 December 2013, it has been decided to distribute dividends amounting to TL 2,325 (equivalent to $1,003 as at 31 December 2014). The dividend was paid on 26 December 2013.

In the Ordinary General Assembly of Shareholders’ Meeting of Azerinteltek held on 25 February 2014, it had been decided to distribute dividends amounting to AZN 227 (equivalent to $289 as at 31 December 2014). The dividend was paid in two installments on 19 March 2014 and 27 March 2014 to the shareholders.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

In the Ordinary General Assembly of Shareholders Meeting of Azerinteltek held on 25 February 2014, it has been decided to pay dividends to the Shareholders in proportion of their shares on interim basis in advance during 2014 financial year after fulfillment of liabilities arising from the Shareholder Agreement and payment of the current debts. According to the resolution of the General Assembly Meeting of the Company, on 17 April 2014 Azerinteltek’s Board of Directors has decided to distribute the dividend accrued in the first quarter of 2014 financial year amounting to AZN 3,631 (equivalent to $4,629 as at 31 December 2014). Dividend payments have been completed as at 4 August 2014

According to the resolution of the General Assembly Meeting of Azerinteltek, Azerinteltek’s Board of Directors has decided to pay the dividend accrued in the second and third quarters of 2014 financial year amounting to AZN 2,146 (equivalent to $2,736 as at 31 December 2014) on 23 October 2014.

Furthermore, according to the resolution of the General Assembly Meeting of Azerinteltek, Azerinteltek’s Board of Directors has decided to pay the dividend accrued in the fourth quarter of 2014 financial year amounting to AZN 2,258 (equivalent to $2,879 as at 31 December 2014) on 22 January 2015 and as at 28 January 2015 dividend payments have been completed.

24.	Earnings per share

The calculations of basic and diluted earnings per share as at 31 December 2014 were based on the profit attributable to ordinary shareholders for the years ended 31 December 2014, 2013 and 2012 of $864,924, $1,228,188 and $1,158,835 respectively and a weighted average number of shares outstanding during the years ended 31 December 2014, 2013 and 2012 of 2,200,000,000 calculated as follows:

	2014	2013	2012
Numerator:
Net profit for the period attributed to owners	864,924	1,228,188	1,158,835
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.39	0.56	0.53

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

25.	Other non-current liabilities

	2014	2013
Consideration payable in relation to acquisition of Belarusian Telecom	70,394	69,054
Accrual for Evrensel Project (Note 34)	27,114	24,611
Deposits and guarantees taken from agents	16,638	15,507
Payables to other suppliers	—	4,146
Other	19,344	14,351

	133,490	127,669

Consideration payable in relation to the acquisition of Belarusian Telecom represents the present value of the long-term contingent payment to the seller. Payment of $100,000 is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2022 (31 December 2013: the first quarter of 2020).

26.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency for interest bearing loans, see Note 31.

	2014	2013
Non-current liabilities
Unsecured bank loans	519,570	693,043
Secured bank loans	3,013	4,589
Finance lease liabilities	15,545	18,518

	538,128	716,150

Current liabilities
Unsecured bank facility	707,153	550,134
Current portion of unsecured bank loans	325,997	272,133
Current portion of secured bank loans	20,980	20,408
Current portion of finance lease liabilities	2,316	2,576
Option contracts used for hedging	362	994

	1,056,808	846,245

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Terms and conditions of outstanding loans are as follows:

				31 December 2014			31 December 2013
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount
Unsecured bank loans	USD	2015-2018	Floating	Libor+0.7%-3.5%	1,224,162	1,226,770	Libor+1.3%-3.5%	1,135,637	1,138,316
Unsecured bank loans	USD	2015-2016	Fixed	2.4%-8.0%	110,348	121,246	1.3%-8.0%	216,710	223,052
Unsecured bank loans	TL	2015-2017	Fixed	8.3%-10.5%	204,494	204,704	8.3%-10.0%	153,306	153,942
Secured bank loans*	EUR	2014	Floating		—	—	Libor+3.465%	16,510	18,955
Secured bank loans**	BYR	2020	Fixed	12-16%	3,260	4,106	12-16%	4,739	6,042
Secured bank loans*	USD	2015	Floating	Libor+3.5%	17,834	19,887	—	—	—
Finance lease liabilities	EUR	2015-2024	Fixed	3.4%	20,771	17,545	3.35%	24,455	20,325
Finance lease liabilities	USD	2015	Fixed	0.7%-8.0%	356	316	0.68%-4.64%	839	769

					1,581,225	1,594,574		1,552,196	1,561,401

(*)	Secured by System Capital Management Limited (“SCM”).
(**)	Secured by Republic of Belarus Government.

As of 1 February 2012, Astelit had debt repayments related to Euroasia Loan in the amount of $150,165 and to Financell Loans in the amount of $172,799. Since June 2011, Astelit has not met the payment obligations, which were waived until 1 February 2012. Since that date, the Board of Directors of the Company has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations in relation to Euroasia and Financell Loans totaling $322,964 and defaulted on its loan agreements (Astelit has executed partial payments, and as of 31 December 2014, Astelit’s accrued obligations under its loans to Financell and Euroasia Telecommunications Holding BV (“ETH”) is equal to a total of $622,363). As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $553,886 (currently decreased to $78,907 on two loan agreements following the Company’s $150,000 guarantee payment and

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

other principal payments) and waivers were obtained for the aforementioned loans before 31 December 2014. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited (“SCM”) together with a guarantee and indemnity given by SCM. Financell has rights to initiate legal proceedings arising out of pledges and guarantee under certain conditions. In addition to the Euroasia Loan and Financell Loans, as given above, Astelit has defaulted in one SCM loan agreement currently totaling $42,207 (“SCM Loan”). In addition, to comply with the 3G tender process requirement, Astelit utilized a loan of UAH 810,000 in January and February 2015 with cash collateral from a local bank and paid the tender guarantee amount. Astelit is in the process of obtaining consents.

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150,000 to finance Astelit, also defaulted on its loan on 30 March 2012. As a guarantor, the Company paid $150,000 to related banks on 6 April 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by SCM has been established in favor of the Company. Upon payment of the guaranteed amount, the Company has the right to initiate legal proceedings arising out of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above, currently decreased to two loan agreements) currently totaling $78,907. Since waivers for the defaults on Turkcell and Financell loans (“Loans”) including any future non-payments of Astelit were received on 25 July 2012, the Loans have been classified according to the maturities of their respective borrowing agreements in the statement of financial positions as of 31 December 2014 and 2013. As no waiver has been received for the SCM Loan from SCM, this loan has been classified in current liabilities. Accordingly, as a result of event of default, SCM has a right to demand immediate loan repayment although have not requested any pledges in connection with this loan.

With respect to the amounts due to Financell, on 2 February 2012, the Board of Directors of the Company decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be limited to $410,650 principal amount plus interest and any other costs, expenses and fees that may accrue. This guarantee includes currently unmet debt repayments under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due.

On 22 November 2014, Turkcell Board of Directors has issued a new resolution, in order to confirm Company’s intention for the continuation of Company’s guarantee to Financell related with Astelit financing, for an amount up to $373,000 principal amount which is the principal obligations of Financell as of the date of the relevant resolution, plus interest and any other costs, expenses and fees that may accrue.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Finance lease liabilities are payable as follows:

	31 December 2014			31 December 2013
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	2,835	519	2,316	3,219	643	2,576
More than one year	18,292	2,747	15,545	22,075	3,557	18,518

	21,127	3,266	17,861	25,294	4,200	21,094

Interest collars:

Under interest rate collar contracts, the Group agrees to exchange the difference between the collar (1.25% – 4%) and floating rate (LIBOR) interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the cash flow exposures on the issued variable rate debt. The fair value of interest rate collar at the end of the reporting period is determined by the quotations by the financial institutions and is disclosed below.

The following tables detail the notional principal amounts outstanding at the end of the reporting period.

	Currency	Notional amount		Fair value asset / (liability)
		2014	2013	2014	2013
Interest collar	US$	86,000	86,000	(362)	(994)

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Note 10, such actuarial gains/losses are recognized within other comprehensive income starting from 31 December 2012. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate between 3.46% and 3.82% depending on the expected payout date (31 December 2013: between 3.19% and 4.40%).

Movement in the reserve for employee termination benefits as at 31 December 2014 and 2013 are as follows:

	2014	2013
Opening balance	38,709	41,452
Provision set/reversed during the period	12,857	12,961
Actuarial (gain) / loss	360	(2,478)
Unwind of discount	1,978	2,028
Effect of change in foreign exchange rate	(2,855)	(7,501)
Payments made during the period	(9,530)	(7,753)

Closing balance	41,519	38,709

Actuarial loss amounting to $360 has been reflected in other comprehensive income for the year ended 31 December 2014 (31 December 2013: $2,478 actuarial gain).

The liability is not funded, as there is no funding requirement.

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group incurred $3,602, $3,438 and $3,737 in relation to defined contribution retirement plan for the years ended 31 December 2014, 2013 and 2012, respectively.

28.	Deferred income

Deferred income primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current as at 31 December 2014 and 2013. The amount of deferred income is $70,906 and $92,221 as at 31 December 2014 and 2013, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

29.	Provisions

Non-current provisions:

	Legal	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2013	83,764	65,130	148,894
Provision made/used during the year	896	4,494	5,390
Unwind of discount	2,506	1,700	4,206
Transfer	(154)	—	(154)
Effect of change in foreign exchange rate	(14,161)	(8,651)	(22,812)

Balance at 31 December 2013	72,851	62,673	135,524

	Legal	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2014	72,851	62,673	135,524
Provision made/used during the year	355	(2,108)	(1,753)
Unwind of discount	2,190	1,937	4,127
Transfer	194	—	194
Effect of change in foreign exchange rate	(6,033)	(12,008)	(18,041)

Balance at 31 December 2014	69,557	50,494	120,051

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2013	31,013	56,119	87,132
Provision made/(reversed) during the year	15,873	65,302	81,175
Provisions used during the year	(19,793)	(52,248)	(72,041)
Unwind of discount	38	—	38
Transfer	154	—	154
Effect of change in foreign exchange rate	(4,143)	(10,016)	(14,159)

Balance at 31 December 2013	23,142	59,157	82,299

	Legal	Bonus	Total
Balance at 1 January 2014	23,142	59,157	82,299
Provision made/(reversed) during the year	49,443	58,911	108,354
Provisions used during the year	(66,693)	(59,846)	(126,539)
Unwind of discount	168	—	168
Transfer	(194)	—	(194)
Effect of change in foreign exchange rate	(2,368)	(5,842)	(8,210)

Balance at 31 December 2014	3,498	52,380	55,878

Legal provisions are set for the probable cash outflows related to legal disputes. In Note 34, under legal proceedings section, detailed explanations are given with respect to legal provisions.

The bonus provision totaling to $52,380 comprises mainly the provision for the year ended 31 December 2014 and is planned to be paid in March 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

30.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2014 and 2013 is as follows:

	2014	2013
Payables to suppliers	499,536	471,007
Taxes and withholdings payable	162,883	176,544
License fee accrual	69,987	67,130
Selling and marketing expense accrual	59,268	61,669
ICTA share accrual	12,874	13,889
Roaming expense accrual	5,913	6,846
Other	80,963	94,430

	891,424	891,515

Balances due to other suppliers are arising in the ordinary course of business.

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to ICTA and personnel income taxes.

In accordance with the license agreement, Turkcell pays 90% of the treasury share, which equals 15% of its gross revenue, to the Turkish Treasury and 10% of the treasury share as universal service fund to the Turkish Ministry, related payable amounts are presented in License fee accrual above.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

31.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

		2014	2013
Other non-current assets*	18	4,216	—
Other current assets*	21	17,825	58,750
Cash and cash equivalents**	22	3,894,792	3,808,609
Trade receivables	20	1,846,755	1,542,459
Held-to-maturity	17	4,832	30,879
Available for sale	17	3,512	—
Due from related parties-current	35	5,579	10,012

		5,777,511	5,450,709

*	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.
**	Cash on hand is excluded from cash and cash equivalents.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2014	2013
Receivable from subscribers	1,737,587	1,400,226
Receivables from distributors and other operators	90,724	126,128
Other	24,023	26,117

	1,852,334	1,552,471

The aging of trade receivables and due from related parties as at 31 December 2014 and 2013:

	2014	2013
Not past due	1,680,682	1,356,666
1-30 days past due	68,975	97,673
1-3 months past due	53,477	43,610
3-12 months past due	49,200	54,522

	1,852,334	1,552,471

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Impairment losses

The change in allowance for trade receivables and due from related parties as at 31 December 2014 and 2013 is as follows:

	2014	2013
Opening balance	324,017	392,852
Impairment loss recognized	71,029	79,465
Acquisition through business combination	1,058	—
Effect of change in foreign exchange rate	(32,818)	(70,731)
Amounts written-off	(49,460)	(77,569)

Closing balance	313,826	324,017

The impairment loss recognized of $71,029 for the year ended 31 December 2014 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (31 December 2013: $79,465).

Trade receivables and due from related parties are reserved in an allowance account until the Group can determine that the amounts are no longer collectible. When this becomes probable the Group reverses the allowance and writes-off the receivable.

Liquidity risk

Current cash current liabilities coverage ratio as at 31 December 2014 and 2013 is as follows:

	2014	2013
Cash and cash equivalents	3,894,898	3,808,708
Current liabilities	2,152,389	2,019,869
Current cash current liabilities coverage ratio	181%	189%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

The following tables detail the Group’s remaining contractual maturity for its financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period.

	31 December 2014							31 December 2013
	Carrying Amount	Contractual cash flows	6 months or less	6-12 Months	1-2 years	2-5 years	More than 5 Years	Carrying Amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 Years
Non-derivative financial liabilities
Secured bank loans	23,993	(27,355)	(22,045)	(583)	(1,115)	(2,839)	(773)	24,997	(29,122)	(789)	(20,969)	(1,474)	(3,856)	(2,034)
Unsecured bank loans	1,552,720	(1,630,942)	(559,525)	(474,145)	(339,873)	(257,399)	—	1,515,310	(1,589,578)	(482,931)	(353,497)	(378,943)	(374,207)	—
Finance lease liabilities	17,861	(21,127)	(2,809)	(27)	(2,050)	(6,116)	(10,125)	21,094	(25,294)	(2,974)	(245)	(2,479)	(6,582)	(13,014)
Trade and other payables*	499,536	(502,716)	(502,716)	—	—	—	—	475,154	(478,608)	(474,462)	—	(4,146)	—	—
Bank overdraft	—	—	—	—	—	—	—	237	(237)	(237)	—	—	—	—
Due to related parties	10,624	(10,645)	(10,645)	—	—	—	—	42,278	(42,300)	(42,300)	—	—	—	—
Consideration payable in relation to acquisition of Belarusian Telecom	70,394	(100,000)	—	—	—	—	(100,000)	69,054	(100,000)	—	—	—	—	(100,000)
Derivative financial liabilities
Option contracts	362	(362)	(362)	—	—	—	—	994	(994)	(994)	—	—	—	—

TOTAL	2,175,490	(2,293,147)	(1,098,102)	(474,755)	(343,038)	(266,354)	(110,898)	2,149,118	(2,266,133)	(1,004,687)	(374,711)	(387,042)	(384,645)	(115,048)

*	Advances taken, license fees, taxes and withholding payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2013
	USD	EUR
Foreign currency denominated assets
Other non-current assets	194	2,131
Due from related parties-current	3,263	87
Trade receivables and accrued income	25,538	38,506
Other current assets	8,298	3,399
Cash and cash equivalents	660,426	377

	697,719	44,500

Foreign currency denominated liabilities
Loans and borrowings-non current	(619,155)	(15,764)
Other non-current liabilities	(82,900)	—
Loans and borrowings-current	(734,031)	(14,010)
Trade and other payables	(150,760)	(19,194)
Due to related parties	(188)	(129)

	(1,587,034)	(49,097)

Net exposure	(889,315)	(4,597)

	31 December 2014
	USD	EUR
Foreign currency denominated assets
Other non-current assets	57	2,131
Due from related parties-current	4,519	190
Trade receivables and accrued income	31,901	30,557
Other current assets	10,852	4,215
Cash and cash equivalents	1,556,596	4,466

	1,603,925	41,559

Foreign currency denominated liabilities
Loans and borrowings-non current	(362,578)	(14,983)
Other non-current liabilities	(88,021)	—
Loans and borrowings-current	(990,122)	(2,093)
Trade and other payables	(139,005)	(23,912)
Due to related parties	(2,107)	(3,390)

	(1,581,833)	(44,378)

Net exposure	22,092	(2,819)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	31 December 2014	31 December 2013	31 December 2014	31 December 2013
USD/TL	2.1850	1.9094	2.3189	2.1343
EUR/TL	2.9004	2.5390	2.8207	2.9365
USD/BYR	10,255	8,883	11,850	9,510
USD/UAH	11.8661	7.9930	15.7686	7.9930

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH and BYR against the following currencies as at 31 December 2014 and 2013 would have increased / (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2014	2013
USD	(2,209)	88,932
EUR	343	632

10% weakening of the TL, UAH and BYR against the following currencies as at 31 December 2014 and 2013 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2014	2013
USD	2,209	(88,932)
EUR	(343)	(632)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Interest rate risk

As at 31 December 2014 and 2013 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 December 2014		31 December 2013
	Note	Effective Interest Rate	Carrying Amount	Effective interest rate	Carrying Amount
Fixed rate instruments
Time deposits	22
USD		2.6%	1,594,121	3.4%	661,527
EUR		1.0%	4,810	1.8%	1,101
TL		11.2%	2,030,463	9.9%	2,922,068
Other		18.3%	15,684	5.0%	16,851
Held-to-maturity securities	17
Corporate securities TL		10.1%	1,279	10.7%	23,204
Finance lease obligations	26
USD		2.2%	(316)	1.6%	(769)
EUR		3.4%	(17,545)	3.4%	(20,325)
Unsecured bank loans	26
USD fixed rate loans		6.0%	(121,246)	5.0%	(223,052)
TL fixed rate loans		9.8%	(204,704)	9.9%	(153,942)
Secured bank loans	26
BYR fixed rate loans		11.9%	(4,106)	11.9%	(6,042)
Restricted cash	21
TL		—	—	6.5%	43,078
Variable rate instruments
Held-to-maturity securities	17
Corporate securities TL		12.1%	3,553	11.3%	7,675
Secured bank loans	26
USD floating rate loans		6.3%	(19,887)	7.5%	(18,955)
Unsecured bank loans	26
USD floating rate loans		2.1%	(1,226,770)	2.8%	(1,138,316)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 December 2014 would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2014 and 2013.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2014
Variable rate instruments	(4,154)	4,154	—	—

Cash flow sensitivity (net)	(4,154)	4,154	—	—

31 December 2013
Variable rate instruments	(5,540)	5,540	—	—

Cash flow sensitivity (net)	(5,540)	5,540	—	—

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

	Fair values
	31 December 2014	31 December 2013	Fair Value hierarchy	Valuation Techniques
Option contracts used for hedging (Note 26)	(362)	(994)	Level 2	Quoted bid prices in financial institutions
Consideration payable in relation to acquisition of Belarusian Telecom (Note 25)	(70,394)	(69,054)	Level 3	Net present value (*)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

There were no transfers between Level 1 and 2 in the period.

(*)	Discount rate of 5.0% used for the present value calculation for the consideration payable in relation to acquisition of Belarusian Telecom as of 31 December 2014 (31 December 2013: 6.1%).

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

The categories of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required) are stated below:

		31 December 2014		31 December 2013
	Note	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets carried at amortized cost
Other non-current assets**	18	4,216	4,216	—	—
Due from related parties-short term	35	5,579	5,579	10,012	10,012
Trade receivables and accrued income*	20	1,846,755	1,846,755	1,542,459	1,542,459
Other current assets**	21	17,825	17,825	58,750	58,750
Held-to-maturity	17	4,832	4,832	30,879	30,879
Other investments	17	3,512	3,512	—	—
Cash and cash equivalents***	22	3,894,898	3,894,898	3,808,708	3,808,708

		5,777,617	5,777,617	5,450,808	5,450,808

Liabilities carried at amortized cost
Loans and borrowings-long term	26	(538,128)	(538,128)	(716,150)	(716,150)
Bank overdrafts	22	—	—	(237)	(237)
Loans and borrowings-short term	26	(1,056,446)	(1,056,446)	(845,251)	(845,251)
Trade and other payables****	30	(499,536)	(499,536)	(475,154)	(475,154)
Due to related parties	35	(10,624)	(10,624)	(42,278)	(42,278)

		(2,104,734)	(2,104,734)	(2,079,070)	(2,079,070)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

*	Includes non-current trade receivables amounting to $336,334 (31 December 2013: $247,823).
**	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.
***	Cash and cash equivalents are the only level 1 item on above stated tables, all other items are level 2.
****	Advances taken, taxes, withholdings payable and accruals are excluded from trade and other payables.

The methods used in determining the fair values of financial instruments are discussed in Note 4.

Reconciliation of Level 3 fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring base is stated below:

Consideration payable in relation to acquisition of Belarusian Telecom:

	2014	2013
Opening balance	69,054	76,413
Total gains or losses:
in profit or loss	1,340	(7,359)

Closing balance	70,394	69,054

32.	Operating leases

The lease contracts, which mainly comprise leases of radio, transmission, office and internet capacity, expire on various dates. The Group does not have the right to purchase the leased asset at the end of the lease period. Price escalation clauses of renewal conditions in operational lease agreements differ according to various conditions.

The future minimum lease payments under non-cancellable leases are as follows:

	2014	2013
Less than one year	55,561	38,001
Between one and five years	51,129	44,079
More than five years	7,493	8,320

	114,183	90,400

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Payments recognized as an expense

	2014	2013	2012
Minimum lease payments	262,692	323,019	313,443
Contingent lease payments	1,303	—	—

Total	263,995	323,019	313,443

33.	Guarantees and purchase obligations

As at 31 December 2014, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $1,635,787 (31 December 2013: $463,695). Payments for these commitments are going to be made in a 6 year period.

As at 31 December 2014, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations, provided guarantees to private companies and financial guarantees to subsidiaries totaling to $1,634,387 as at 31 December 2014 (31 December 2013: $1,550,017 as at 31 December 2013).

At 31 December 2014, the total amount of guarantee obtained from banks and provided to Spor Toto amounted to TL $81,392 (31 December 2013: $ 87,350). The targeted payout is 50% of the turnover balance, including the VAT. The fact that Inteltek is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

34.	Commitments and Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the Agreement for grant of concession for the establishment and Operation of the Pan-European Mobile Telephone System, GSM (hereinafter referred to as the “License Agreement”) with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year license for the provision of GSM services for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury a treasury share and universal service fund, respectively, equal to 15% of its gross revenues from Turkish GSM operations. In February 2002, the GSM License of the Company was renewed under provisions of the new License Agreement signed with the ICTA and in accordance with the License

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

In accordance with the renewed License Agreement signed with the ICTA in February 2002, the Company became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behavior and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Thereafter, the provisions of the License granted to the Company were revised and have been updated twice under the subsequent License Agreements signed between the Company and the ICTA in 2006 and in 2009. As of the date of this report, the License Agreement dated 25 February 2009 is still in effect.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

The ICTA may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defense etc. During period of suspension, the ICTA may operate the Company’s GSM network itself.

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

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $44,266 as at 31 December 2014) and interest amounting to TL 68,276 (equivalent to $29,443 as at 31 December 2014) up until the date the case was filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The Council of State rejected the Company’s request for the correction of the decision.

On 26 August 2013, the Company filed a lawsuit before ICC against Undersecretariat of Treasury. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3G License

On 30 April 2009, the Company signed a separate License Agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and establishment and operation of the required infrastructure. Turkcell acquired the A license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. According to the agreement, operators have provided IMT 2000/UMTS services starting from 30 July 2009.

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

Belarusian Telecom:

Belarusian Telecom owns a license issued on 28 August 2008 for a period of 10 years and is valid through 28 August 2018. According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years and such license shall be extended for an additional 10 years for an insignificant consideration. State Property Committee of the Republic of Belarus has fulfilled its obligations stated in Sale and Purchase Agreement and submitted the related official documents in December 2009. According to the current legislation of the Republic of Belarus, the license extension will be made upon the expiration of its validity period. Therefore, Belarusian Telecom shall apply for extension in August 2018. In the consolidated financial statements, amortization charge is recorded on the assumption that the license will be extended. Under its license, Belarusian Telecom has several coverage requirements to increase its geographical coverage gradually starting from the date of the license until 2018. However, Belarusian Telecom’s period of execution in relation to coverage requirements are extended for three years starting from the acquisition date.

Astelit:

Astelit owns two GSM activity licenses, one is for GSM–900 and the other is for DCS–1800. As of 31 December 2014, Astelit owns twenty four GSM–900, GSM-1800, CDMA and microwave Radio relay frequency use licenses which are regional or national. In addition to the above GSM licenses, Astelit owns one license for international and long distance calls and eight PSTN licenses for eight regions of Ukraine. Also, Astelit holds number range—three NDC codes for mobile network, four permissions on a number

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

resource for short numbers, eleven permissions on a number resource for SS-7 codes (7 regional and 4 international), one permissions on a number resource for Mobile Network Code and sixteen permissions on a number resource for local ranges for PSTN licenses.

According to the licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about the start/end of operations in four months and about changes in incorporation address within 30 days.

Also, Astelit must present all the required documents for inspection by National Commission for the State Regulation of Communications and Informatization (“NCCIR”) upon their request. The NCCIR may suspend the operations of Astelit for a limited or an unlimited period if necessary due to the license expiration, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, NCCIR notifies Astelit of provisions violated and sets a deadline for recovery. If the deadline is not met, the licenses may be terminated.

The NCCIR announced in December 2014 that a tender making the 3G license available would take place on 16 February 2015. The tender was held on 23 February 2015 and Astelit was awarded the first lot, which is the 1920 1935 / 2110 2125 MHz frequency band. NCCIR approved the decision on 3G licenses issuance on 27 February 2015.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting games based on sports competitions. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to operate the fixed odds and paramutual betting games based on sports competitions for the next ten years. The new commission rate, which is 1.4% of the takings arising from the operation of the fixed odds and paramutual betting games based on sports competitions (until 1 March 2009, the commission rate was 7% of gross takings), is applicable starting from March 2009. As of December 31, 2014, Inteltek has a letter of guarantee of TL 159,752 (equivalent to $ 68,891 as at 31 December 2014) (31 December 2013: TL 159,752 equivalent to $ 74,850 as at 31 December 2013) provided to Spor Toto.

Inteltek has a mobile agency agreement with Spor Toto, receiving the rights to assign mobile sub agencies to operate the fixed odds and paramutual betting games based on sports competitions. Inteltek has mobile agency commission revenue by applying commission rate between % 2.24 – % 3.62 of mobile agency turnover after deducting VAT and Gaming Tax. As of 31 December 2014, Inteltek has a letter of guarantee of TL 28,986 (equivalent to $ 12,500 as at 31 December 2014) (31 December 2013: TL 26,679 equivalent to $ 12,500 as at 31 December 2013) provided to Spor Toto for mobile agency agreement. The targeted payout is 50% of the turnover balance including VAT. The fact that Inteltek is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

Superonline:

Superonline was authorized as a Fixed Telephony as of 19 November 2004, Satellite Communication Service as of 24 March 2004, Infrastructure as of 6 March 2006, Internet Service Provider as of 15 February 2005, Cable Broadcast Service as of 23 November 2009, Mobile Virtual Network Operator as of 9 August 2010 and public Access Mobile Radio Service for Marmara and Guneydogu Anadolu Region as of 27 January 2007.

Authorization By-Law for Telecommunication Services and Infrastructure published in Official Gazette on dated 26 August 2004 abrogated with the By-Law on Authorization for Electronic Communications Sector dated 28 May 2009. According to this abrogation, Superonline’s “License” on, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service has been changed to “Authority” on, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service, Cable Broadcast Service and Superonline’s “License” on Long Distance Telephony Services License has been changed to “Authority” relevant to the Fixed Telephony Services.

In accordance with the new legislation issued by ICTA, the infrastructure operator authorization right of Superonline has become infinite. As a result, As a result; the expected useful lives of its operating license and related fixed network equipment is considered to be 25 years.

Superonline was authorized as Platform Operator and Infrastructure Operator, according to the Radio and Television Supreme Council’s decision numbered 24, dated 26 March2014.

Such Authorizations have been provided by the Radio and Television Supreme Council, according to the rules of the Media Law and also the Radio and Television Supreme Council By-Law on Broadcasting via Cable Networks.

In accordance with the Media Law and its regulations, the Platform Operator Authorization and Infrastructure Operator Authorization are provided annually.

Within the scope of the Platform Operator Authorization and Infrastructure Operator Authorization, Superonline has the right to operate the platform and Infrastructure of TV services.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

Azerinteltek officially commenced sports betting games on 18 January 2011.

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

In accordance with the Regulation, the Company entered into access and interconnection agreements with 53 different operators.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

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

As at 31 December 2014 the management believes that Turkcell is in compliance with the above mentioned license and interconnection agreements’ conditions and requirements in all material respects.

Commitments and Contingencies related to Turkcell

Onerous contracts

The Company won the tender regarding the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) with the Ministry of Transport, Maritime Affairs and Communications on 17 January 2013. The Company is liable to complete the construction for a predetermined amount in TL while most of the expenditures are in foreign currencies. The appreciation in the foreign exchange rates has resulted in the unavoidable costs of meeting the obligations to exceed the economic benefits expected to be received. Therefore, the Company accrued a provision amounting to $27,114 for the difference between the unavoidable costs and benefits expected to be received for this onerous contract. However, the Company has also increased their foreign currency denominated bank deposits position within the period of undertaking the project in order to hedge against the currency risk associated with the contract and additionally recognized accumulated foreign exchange gains over these deposits as a result of the appreciation in the foreign exchange rates in the consolidated financial statements as of 31 December 2014.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Concession Agreement

Dispute on treasury share in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, the calculation basis for the treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the calculation basis. Calculation method of gross sales for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $44,266 as at 31 December 2014) and interest amounting to TL 68,276 (equivalent to $29,443 as at 31 December 2014) till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The Council of State rejected the Company’s request for the correction of the decision.

On 26 August 2013, the Company filed a lawsuit before ICC against the Undersecretariat of Treasury. The Case Management Conference was held on 13 March 2014. The evidentiary hearing was held on 24-25 June 2014 and the parties’ witnesses were heard. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Disputes regarding the contribution share payments arising after the amendments made to the Concession Agreement in accordance with the Code numbered 5398

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee.

However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company filed a lawsuit for the cancellation of the 9th article of the new license agreement.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

On 10 March 2009, the Court rejected the case. The Company appealed the decision. The Council of State decided to approve the decision of the First Instance Court. The Company applied for the correction of the decision. The correction of the decision process is still pending.

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $1,730 as at 31 December 2014) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. The Council of State reversed the decision with the reason that the case shall be settled by arbitration. ICTA applied for the correction of the decision. The Council of State rejected ICTA’s request for the correction of the decision. The First Instance Court granted its decision in line with the reversal decision and rejected the case. Both Turkcell and ICTA appealed the decision. The Company replied this request. The appeal process is pending.

The Company received the related principal amount of TL 4,011 (equivalent to $1,730 as at 31 December 2014) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. Upon the reversal decision of the Council of State, ICTA re-claimed the aforementioned amount which returned to the Company in accordance with the first instance court decision. The Company paid back the aforementioned amount with its accrued interest on 24 January 2013.

On the other hand, as the interest was not paid with the payment that ICTA made on 8 February 2010, the Company initiated a lawsuit on 17 March 2010, for the accrued interest amounting to TL 3,942 (equivalent to $1,700 as at 31 December 2014) for the time being devoid of the amount which was paid to ICTA. The Court decided in favor of the Company for the part of TL 1,392 (equivalent to $600 as at 31 December 2014) of the compensation request. ICTA appealed the decision. The Company also appealed the decision’s rejected part. The appeal process is still pending. The Company received the aforementioned amount on 18 May 2011 and recorded as income in the consolidated financial statements as at and for the year ended 31 December 2011. Upon the re-pay request of the ICTA, the Company paid back the aforementioned amount on 24 January 2013.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $22,103 as at 31 December 2014).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $19,893 as at 31 December 2014) and interest accrued amounting to TL 5,020 (equivalent to $2,165 as at 31 December 2014) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $2,210 as at 31 December 2014) and interest accrued amounting to TL 558 (equivalent to $241 as at 31 December 2014) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $22,103 as at 31 December 2014) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,276 as at 31 December 2014) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated 10 March 2006. ICTA filed lawsuits for cancellation of these Final Awards. In both lawsuits, the Court decided in favor of the Company. ICTA appealed the decisions. The Company replied to the appeal requests. The Court of Cassation reversed the decisions of the First Instance Court. The Company has applied for the correction of the decision. The Court of Cassation rejected the request for correction of the decision of the Company. On the hearing dated 28 November 2012, the Local Court decided to accept the lawsuit in accordance with the reversal decision of The Court of Cassation. Full decisions are notified to the Company. The Company appealed the decisions. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment that the Company is not obliged to pay TL 3,320 (equivalent to $1,432 as at 31 December 2014) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The arbitral tribunal partially accepted the Company’s claims and decided that the Company is not obliged to pay TL 885 (equivalent to $382 as at 31 December 2014). ICTA filed a lawsuit for cancellation of the in favor parts of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. The lawsuit filed by the Company has been dismissed. In the lawsuit initiated by the ICTA, the Court dismissed the case in favor of the Company. ICTA appealed the final award and the Company submitted its responses to the appeal. Appeal process is still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $2,117 as at 31 December 2014) together with the penalty of TL 12,171 (equivalent to $5,249 as at 31 December 2014) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $2,117 as at 31 December 2014) together with the penalty of TL 12,171 (equivalent to $5, 249 as at 31 December 2014) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

The Company filed a lawsuit before ICC on 27 January 2012 claiming the contradiction to law of the penalty of TL 12,171 (equivalent to $5,249 as at 31 December 2014) calculated over allegedly unpaid TL 4,909 (equivalent to $2,117 as at 31 December 2014) treasury share. ICC Arbitration Court decided in favor of the Company, accepting all its claims. ICTA filed a lawsuit for cancellation of the final award in the Ankara Civil Court of First Instance. The Court decided to obtain an expert report. The expert report which is in favor of the Company was submitted to the file. The additional expert report is also in favor of the Company. The Court held its award rejecting ICTA’s claim of cancellation.

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008,

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

requested treasury share of TL 72,527 (equivalent to $31,276 as at 31 December 2014) and conventional penalty of TL 205,594 (equivalent to $88,660 as at 31 December 2014). The Company paid TL 1,535 (equivalent to $662 as at 31 December 2014) of the aforementioned amount.

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $30,615 as at 31 December 2014) and conventional penalty of TL 205,594 (equivalent to $88,660 as at 31 December 2014) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

The Company filed a lawsuit before ICC on 12 January 2011 regarding the allegedly underpaid treasury share payments over certain revenue items as discussed in the Treasury Controller’s Report dated 30 May 2010, and corresponding purported penalty in amount of TL 205,594 (equivalent to $88,660 as at 31 December 2014). The Company requested the Arbitral Tribunal to award that TL 68,365 (equivalent to $29,482 as at 31 December 2014) of the total amount requested in the Treasury Controller’s Report has either been paid or is the subject matter of other arbitration cases. The Company further requested the Tribunal to declare that the request for treasury share payment of the remaining TL 4,163 (equivalent to $1,795 as at 31 December 2014) is unfounded, together with a declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report. Finally, the Company requested the Tribunal to award that it is not obliged to pay the requested penalty and declare that penalty cannot be accrued where the basis of the penalty request is disputed. On 18 March 2013, the Tribunal awarded that the Company is not obliged to pay TL 1,351 (equivalent to $583 as at 31 December 2014) of the remaining amount requested by the Treasury. (The Company’s relief sought for treasury share payment of TL 2,812 (equivalent to $1,213 as at 31 December 2014) requested over SIM card and equipment sales abroad was rejected). The Treasury declared that the Company is not obliged to pay penalty in amount of TL 205,594 (equivalent to $88,660 as at 31 December 2014); but dismissed (without prejudice) the requests for declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report, and that penalty cannot be accrued where the basis of the penalty request is disputed. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed two separate lawsuits for cancellation of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. The Court has decided to consolidate the lawsuits under the lawsuit filed by Undersecretariat of Treasury and the Ministry of Transport. The Court decided to appoint an expert committee for examination of the file. The expert report which is in favor of the Company was submitted to the file.

The Court decided to obtain an additional expert report. The additional report is in favor of the Company. The lawsuits are still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 – 2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $690 as at 31 December 2014) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Undersecretariat of Treasury and Turkish Ministry of Transport, Maritime Affairs, and Communications due to making benefit from aforementioned amount.

ICC decided partially in favor of the Company in March 2012 and ordered that deductions committed by the Company between the years 2006 – 2010 from the Treasury Share are rightful, and ICTA should refund TL 1,371 (equivalent to $591 as at 31 December 2014) paid by the Company in this respect as Treasury Share and ICTA fee and reject the Company’s claim to refund TL 273 (equivalent to $118 as at 31 December 2014) paid as ICTA fee between 2006 – 2008. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed a lawsuit for cancellation of the Final Award. The lawsuit initiated by ICTA has been consolidated by the court with the lawsuit initiated by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications. The court rejected both lawsuits. ICTA and Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements prepared as at and for the period ended 31 December 2014 (31 December 2013: None).

The allegation of deficient treasury share payment and the penalty imposed within the context of 2G Concession Agreement

The Treasury Controller’s Board under the Undersecretariat of Treasury, for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008, requested additional treasury share

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

payment in the amount of TL 16,387 (equivalent to $7,067 as at 31 December 2014) by alleging that the Company paid the treasury share deficient in accordance with the 2G Concession Agreement. The Company has objected to the amount of TL 16,121 (equivalent to $6,952 as at 31 December 2014) of the requested amount on the ground that it was contrary to the Concession Agreement, and paid the remaining portion of it with reservation. ICTA by its letter dated 1 August 2013, imposed a penalty in the amount of TL 47,648 (equivalent to $20,548 as at 31 December 2014) according to the Concession Agreement over the Treasury Share amount which was alleged that was paid deficient by the Company. Undersecretariat of Treasury revised the unpaid treasury share amount as TL 16,062 (equivalent to $6,927 as at 31 December 2014) by its letter dated 16 August 2013 and consequently ICTA by its letter dated 4 September 2013 revised the amount of penalty as TL 47,505 (equivalent to $20,486 as at 31 December 2014).

The Company requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of treasury share of TL 16,062 (equivalent to $6,927 as at 31 December 2014) and the penalty of TL 47,505 (equivalent to $20,486 as at 31 December 2014) until the end of the case to be filed before ICC Arbitration Court. The Court accepted the Company’s request. ICTA and Undersecretariat of Treasury and the Ministry of Transport objected the decision of the Court. The Court rejected ICTA’s objections. ICTA and Undersecretariat of Treasury and the Ministry of Transport appealed the decision. The Court of Appeal rejected the request for appeal and upheld the decision in favor of the Company.

ICTA also by its letter dated 5 August 2013 requested additional contribution share payment in the amount of TL 382 (equivalent to $165 as at 31 December 2014) for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. ICTA by its letter dated 13 September 2013 has revised the amount of additional contribution share payment as TL 381 (equivalent to $164 as at 31 December 2014) and requested it to be paid.

The Company requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of contribution share until the end of the case to be filed before ICC Arbitration Court. The Court accepted the Company’s request. ICTA objected the decision of the Court. The Court rejected ICTA’s objections. ICTA appealed the decision. The Company submitted its reply to the appeal request of ICTA. The Court of Appeal rejected the request for appeal and upheld the decision in favor of the Company.

The Company commenced a lawsuit on 2 October 2013 before ICC, claiming that the Company is not obliged to pay treasury share in the amount of TL 16,062 (equivalent to $6,927 as at 31 December 2014) and contribution share in the amount of TL 381 (equivalent to $164 as at 31 December 2014) requested based on the Treasury Auditors Board Report relating the Company’s Treasury Share calculations during 1 January 2009 – 31 December 2009 in respect of the 2G Concession Agreement, which was revised by the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

letter of Undersecretariat of Treasury dated 16 August 2013 and conventional penalty in the amount of TL 47,505 (equivalent to $20,486 as at 31 December 2014) requested by the letter of ICTA dated 20 August 2013. The hearings were held in April and September 2014. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014.

The allegation of deficient treasury share and contribution share payment and the penalty imposed within the context of 3G Concession Agreement

The Treasury Controller’s Board under the Undersecretariat of Treasury requested additional treasury share payment, for the period of 30 April 2009 – 31 December 2009, in the amount of TL 1,193 (equivalent to $514 as at 31 December 2014) by alleging that the Company paid the treasury share deficient in accordance with the 3G Concession Agreement. The Company objected to TL 1,184 (equivalent to $511 as at 31 December 2014) of the requested amount, on the grounds that this request is contrary to the Concession Agreement. The Company paid the remaining part of this request, with reservation. The Company filed a lawsuit against Undersecretariat of Treasury, ICTA and Ministry of Transportation, Maritime Affairs and Communications, for the cancellation of the Undersecretariat of Treasury’s administrative act, which is related to the additional treasury share request of the Undersecretariat of Treasury and also for the cancellation of the Treasury Report which is the legal basis of the aforementioned administrative act; before the Council of State. The Court rejected the Company’s stay of execution request. The Company objected to the decision. Objection was rejected. The case is still pending.

ICTA by its letter dated 1 August 2013 imposed a penalty in the amount of TL 3,119 (equivalent to $1,345 as at 31 December 2014) according to the Concession Agreement over the Treasury Share amount which was alleged that paid deficient. The Company filed a lawsuit against ICTA and Undersecretariat of Treasury for the cancellation of ICTA’s decision which is the legal basis of the aforementioned penalty, before the Council of State. The Council of State rejected the stay of execution request of the Company. The Company objected to this decision. Objection was rejected. The case is still pending.

ICTA by its letter dated 5 August 2013 requested additional contribution share payment according to the 3G Concession Agreement in the amount of TL 28 (equivalent to $12 as at 31 December 2014) for the period of 30 April 2009 – 31 December 2009 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. The Company filed a lawsuit against ICTA for the cancellation of ICTA’s decision and administrative act related to ICTA’s additional contribution payment request, before the Council of State. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

The total amount of TL 5,195 (equivalent to $2,240 as at 31 December 2014) mentioned on the letters of ICTA dated 1 August 2013 and 5 August 2013, were paid to ICTA on 12 September 2013 and recognized as expense in the consolidated financial statements as at and for the period ended 31 December 2014.

Disputes on Interconnection Agreement

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for international calls.

The Company filed 3 separate lawsuits against Turk Telekom to cease this practice and requested the collection of its damages regarding principal, overdue interest and late payment fee, amounting to TL 11,970 in total (equivalent to $5,162 as at 31 December 2014) covering the period from August 2005 until October 2005; amounting to TL 23,726 (equivalent to $10,232 as at 31 December 2014) for the period between November 2005 and October 2006 and amounting to TL 6,836 (equivalent to $2,948 as at 31 December 2014) for the period between November 2006 and February 2007. The court decided to consolidate all cases.

On 28 September 2011, the Court decided in favor of the Company for all consolidated cases. The Court decided that Turk Telekom should pay to the Company in total TL 42,597 (equivalent to $18,369 as at 31 December 2014) plus VAT and Special Communication Tax (“SCT”) composed of principle amounting to TL 36,502 (equivalent to $15,741 as at 31 December 2014), interest and penalty (calculated till the filing date of legal cases in 2005, 2006 and 2007) amounting to TL 6,095 (equivalent to $2,628 as at 31 December 2014) and interest and penalty to be calculated for the period between the filing date of legal case and payment date. The Court also decided that Turk Telekom should pay interest, penalty, VAT and SCT calculated for the principal from date of case to the payment date. Turk Telekom appealed the decision. The Court of Cassation reversed the first instance court’s decision. The Company applied for the correction of the decision. Turk Telekom also applied for the correction of the decision. The Court of Cassation rejected the correction of the decision requests. The case file was sent to the First Instance Court to grant a decision again. The First Instance Court decided in line with the decision of Court of Cassation. The case is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Carrying international voice traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $13,684 as at 31 December 2014).

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $7,762 as at 31 December 2014) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $5,921 as at 31 December 2014) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. The decision has been approved by the Council of State, Plenary Session of the Chamber for Administrative Divisions. ICTA applied for the correction of the decision. The correction of the decision process is still pending. On 6 June 2012, the Company initiated a lawsuit against ICTA for the amount of TL 5,783 (equivalent to $2,494 as at 31 December 2014) for its damages occurred between the period when the Company made the payment and collected back. The case is still pending.

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting TL 450,931 (equivalent to $194,459 as at 31 December 2014) of which TL 219,149 (equivalent to $94,506 as at 31 December 2014) as principal and TL 231,782 (equivalent to $99,953 as at 31 December 2014) as interest, charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 53,160 (equivalent to $22,925 as at 31 December 2014) and accrued interest amounting to a nominal amount of TL 103,704 (equivalent to $44,721 as at 31 December 2014) in the consolidated financial statements as at and for the period ended 31 December 2014.

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

On 5 November 2009, the Court rejected Turk Telekom’s request amounting to TL 171,704 (equivalent to $74,045 as at 31 December 2014) and accepted the request amounting to TL 279,227 (equivalent to $120,414 as at 31 December 2014). The Company appealed the decision. Also, Turk Telekom appealed the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

decision. The Court of Cassation cancelled the decision. The Company and Turk Telekom applied for the correction of the decision. Supreme Court decided to reject both sides’ correction of the decision requests. The Court of First Instance decided to comply with the Supreme Court’s ruining decision and decided to order a new expert examination. The expert report was served to the Company. The lawsuit is still pending.

Dispute on Turk Telekom transmission lines leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Differences in the total nominal rent for the concerned period amounting to TL 29,125 (equivalent to $12,560 as at 31 December 2014) have been accrued by Turk Telekom and deducted from the receivables of the Company. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,304 as at 31 December 2014) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $12,966 as at 31 December 2014).

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

Based on the management opinion, the Company accrued a provision of TL 91,864 (equivalent to $39,615 as at 31 December 2014) and the Company netted off the whole amount from the receivables from Turk Telekom as at 31 December 2014.

Additionally, a lawsuit was commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $10,082 as at 31 December 2014), overdue interest of TL 3,092 (equivalent to $1,333 as at 31 December 2014) and delay fee of TL 1,925 (equivalent to $830 as at 31 December 2014), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

31 October 2009 and Turk Telekom collected additional receivable. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. The expert report is in favor of the Company.

The Company increased its claim from Turk Telekom by TL 2,100 (equivalent to $906 as at 31 December 2014). The Court decided to obtain a supplementary expert report from the same expert committee. The supplementary expert report supports the Company’s arguments. The Court decided to obtain another supplementary expert report from the same expert committee.

The second supplementary expert report is delivered to the Company and this report is also in favor of the Company. The Court decided to obtain another expert report from a new expert committee. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Disputes regarding the Law on the Protection of Competition

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

As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $3,007 as at 31 December 2014) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State rejected the case. The Company appealed the decision. The Council of State rejected the Company’s request for appeal. The Company applied for the correction of the decision. The correction of the decision process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $3,007 as at 31 December 2014) through the payment order dated 4 August 2006. On

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit. Thereupon the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company appealed this decision. Council of State reversed the judgment of the First Instance Court. First Instance Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again.

The Company also appealed this decision. Council of State accepted the Company’s stay of execution requests at appeal phase. Council of State reversed the judgment of the Instance Court again. The Inheritance and Charges Tax Office applied for the correction of the decision. The Company replied this request. The Council of State rejected the correction of the decision request of The Inheritance and Charges Tax Office. The Court of First Instance decided to comply with the Council of State’s reversing decision and decided to cancel the payment order. The Inheritance and Charges Tax Office appealed the decision. The Company replied this request. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities

On 23 December 2009, as a result of an investigation initiated by the Competition Board, the Company was fined amounting to TL 36,072 (equivalent to $15,556 as at 31 December 2014), based on the grounds that the Company violated competition rules in GSM and mobile marketing services markets. The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $11,667 as at 31 December 2014) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. The Court rejected the case. The Company appealed the decision. The appeal process is still pending.

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $431 as at 31 December 2014), with reservation of further claims, on the ground that the Company violated the competition. During the judgment, Avea increased its request of material compensation to TL 5,000 (equivalent to $2,156 as at 31 December 2014) and in addition requested TL 1,000 (equivalent to $431 as at 31 December 2014) for non-pecuniary damages. The Court decided to separate these requests and to reject the lawsuits demanding compensation and moral damages. Avea appealed the case. The Company has

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

submitted its response to appeal. The Court of Appeal rejected Avea’s request for appeal and upheld the decision in favor of the Company. Avea applied for the correction of decision. The correction of decision process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute with the Competition Board regarding the business practices with sub-distributors

On 1 December 2009, Competition Board decided to initiate an investigation against the Company whether the Company, violated the related clauses of the Competition Act numbered 4054 by its applications on its sub-distributors.
As a result of the respective investigation, on 9 June 2011 the Competition Board imposed an administrative fine on the Company amounting to TL 91,942 (equivalent to $39,649 as at 31 December 2014) on the grounds that the Company violates its dominant position in GSM services market. On 8 December 2011, the Company filed a lawsuit for annulment of the decision. The Company requested stay of execution for the aforementioned Competition Board decision. The Council of State accepted the request of the Company for stay of execution for the part of the Competition Board decision fining the Company amounting to TL 91,942 (equivalent to $39,649 as at 31 December 2014) but rejected the request for the parts of the decision determining that the Company abused its dominant position with its practices subject to the Competition Board decision and have to end the violation. The Competition Board objected to the decision. The Company objected to the decision for the rejected part. The Plenary Session of Administrative Law Divisions of the Council of State cancelled the stay of execution decision and decided to send the file back to the First Instance Court to be examined with respect to the reasons related to the basis of the Competition Board’s decision. Upon this decision, The Council of State rejected the Company’s stay of execution request. The Company objected to the decision. Objection was rejected. The case is still pending.

On 9 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for cancellation of the payment order on 13 March 2012. The Court accepted the Company’s stay of execution request until the Tax Office’s legal argument is submitted to the Court. Upon submission of the Tax Office’s legal argument to the Court, the Court rejected the request of the Company for stay of execution. The Company objected to the Court’s decision. The objection was dismissed. The Company requested a stay of execution for the second time but the Court rejected the request. The Company objected to the Court’s decision, but the objection was dismissed. Subsequently, the Court accepted the lawsuit and cancelled the payment order. Tax Office appealed the decision. The Company replied the appeal request. Appeal process is still pending. The blockage applied by the Tax Office with respect to the payment order on the Company’s deposit amounting to TL 91,942 (equivalent to $39,649 as at 31 December 2014) has been released as at 31 December 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Pamuk Elektronik, a former dealer of the Company whose contract has been terminated, initiated a lawsuit against the Company on 19 December 2011 claiming TL 2,100 (equivalent to $906 as at 31 December 2014) by reserving its rights for surpluses on the ground that the Company caused that damage by unjust termination of the contract and actions which are stated in the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $39,649 as at 31 December 2014) administrative fine to the Company. The Company replied in due time. On 19 April 2012, the Court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. Pamuk Elektronik appealed the case. The Company submitted its answer to the appeal. The Court of Cassation approved the decision of the First Instance Court. Pamuk Elektronik applied for the correction of the decision. The company replied to the correction of decision. The Court of Cassation rejected Pamuk Elektronik’s correction of the decision request.

Dogan Dagitim AS filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 (equivalent to $47,645 as at 31 December 2014) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its sub-distributors which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $39,649 as at 31 December 2014) administrative fine to the Company. The lawsuit is pending.

On 31 December 2008, Mep Iletisim ve Dis Ticaret AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $27,599 as at 31 December 2014) due to the applications of the Company and requested TL 1,000 (equivalent to $431 as at 31 December 2014) and remaining amount to be reserved. An expert report from committee of experts appointed by the Court has been submitted to the Court. The Court decided to obtain a supplementary report from the same committee. In the supplementary expert report submitted to the file by the committee, the damages amounting to TL 64,000 (equivalent to $27,599 as at 31 December 2014) claimed by Mep Iletisim ve Dis Ticaret A.S. was calculated as TL 16,700 (equivalent to $7,202 as at 31 December 2014). Mep Iletisim ve Dis Ticaret AS increased its claim and demanded TL 16,700 (equivalent to $7, 202 as at 31 December 2014) from the Company. The Court decided to obtain an expert report together with the second lawsuit consolidated to this file. The amount of MEP’s damages was estimated as TL 18,800 (equivalent to $8,107 as at 31 December 2014) in the expert report. The Court has decided to obtain another expert report about brand valuation from a new committee. The expert committee submitted their report to the Court. The report is against the Company. The Court decided to obtain another expert report from another expert on brand valuation. The lawsuit is still pending.

Mep Iletisim ve Dis Ticaret AS which is in liquidation filed a lawsuit against the Company on 30 July 2012 claiming TL 1,200 (equivalent to $517 as at 31 December 2014) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

on the ground that the Company caused that damage by its applications to its sub-distributors which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $39,649 as at 31 December 2014) administrative fine to the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Mep Iletisim ve Dis Ticaret AS on 31 December 2008.

Mobiltel Iletisim Hizmetleri Sanayi ve Ticaret AS (“Mobiltel”) filed a lawsuit against the Company on 17 August 2012 claiming TL 500 (equivalent to $216 as at 31 December 2014) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $39,649 as at 31 December 2014) administrative fine to the Company and that Mobiltel was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The lawsuit is pending.

Avea filed a lawsuit against the Company on 31 October 2012 claiming TL 1,000 (equivalent to $431 as at 31 December 2014) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its sub-distributors which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $39,649 as at 31 December 2014) administrative fine to the Company. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain and a reliable estimation of the amount of the obligation, if any, cannot be made; thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Investigation of the Competition Board regarding vehicle tracking services

The decision of the Competition Board dated 2 April 2008, regarding the allegation that Turkcell has exclusive practices on vehicle tracking services market, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the same. After the aforementioned investigation, the Competition Board decided that the Company infringed competition rules by its exclusive practices on vehicle tracking service market and imposed a fine amounting to TL 39,727 (equivalent to $17,132 as at 31 December 2014). The reasoned judgment has been delivered to the Company on 15 May 2014.

Since the administrative fine amounting to TL 39,727 (equivalent to $17,132 as at 31 December 2014) was paid within 1 month following the notification of the decision of Competition Board, 25% discount was

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

applied and payment amounting to TL 29,795 (equivalent to $12,849 as at 31 December 2014) was made on 13 June 2014 and recognized as expense in the consolidated financial statements as at and for the period ended 31 December 2014.

The Company filed a lawsuit on 11 July 2014 for the stay of execution and the cancellation of the aforementioned administrative act and fine. The Court decided to reject the stay of execution request. The Company objected to this decision. Objection was rejected. The case is pending.

Dispute on National Roaming Agreement

The ICTA decided that the Company has not complied with its responsibility under the Regulation on National Roaming which was enacted pursuant to article 10 of the Telegram and Telephone Law numbered 406 which obliges the Company to provide national roaming services and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $9,410 as at 31 December 2014). On 7 April 2004, although the Company made the related payment with its accrued interest, it also filed a lawsuit before the Council of State for the cancellation of the respective administrative fine and the regulation of the ICTA which sets the ground for the administrative fine. Upon the Council of State decision for the stay of execution of the administrative fine imposed to the Company until the conclusion of the law suit on 1 December 2004, the Company re-collected the respective amount from the ICTA on 3 January 2005. Following the cancellation of the administrative fine and finalization of this decision on 22 July 2010, the Company initiated a lawsuit against ICTA for the collection of TL 7,111 (equivalent to $3, 067 as at 31 December 2014) which is the accrued interest of the total amount that the Company could not benefit between the period when the Company made the payment and ICTA returned the same amount to the Company. The Court partially accepted the lawsuit and decided that ICTA should pay TL 6,505 (equivalent to $2,805 as at 31 December 2014) to the Company with the accrued interest. On 15 April 2013, ICTA paid TL 6,505 (equivalent to $2,805 as at 31 December 2014) with its accrued interest amounting to TL 1,596 (equivalent to $688 as at 31 December 2014) to the Company. ICTA appealed the decision. Thereupon, the Company replied to this request and also appealed the parts of the decision that The Court rejected against the Company. The Council of State rejected ICTA’s request for the stay of execution during the appeal process. Appeal process is still pending.

Although payment was received from ICTA, the Court decision is not finalized. Therefore, it is not virtually certain that an inflow of economic benefits will arise, and no income is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Disputes regarding the pricing applications

Dispute regarding the fine applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $1,728 as at 31 December 2014) for misinforming the Authority and TL 374 (equivalent to $161 as at 31 December 2014) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $1,417 as at 31 December 2014) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 22 September 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution requests and the Company objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. The Company appealed the decisions. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal processes are pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute on campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $13,838 as at 31 December 2014). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, the Company benefited from the early payment option with a 25% early payment discount and paid TL 24,066 (equivalent to $10,378 as at 31 December 2014) on 1 August 2008. On 10 November 2010, the Court decided to reject the case. The Company appealed the decision. The State of Council rejected the Company’s request for the stay of execution of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute regarding the fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $23,057 as at 31 December 2014) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA on 25 March 2009. The payment

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $17, 293 as at 31 December 2014) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the stay of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the stay of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $17, 293 as at 31 December 2014) on 27 January 2011. On 3 May 2011, the Court rejected the case. The Company appealed the decision and paid back TL 40,100 (equivalent to $17,293 as at 31 December 2014) to ICTA on 6 October 2011. Council of State rejected the Company’s stay of order request at appeal phase. Appeal process is pending.

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $19,935 as at 31 December 2014) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

ICTA notified the Company on 23 November 2011, to pay the amount of TL 13,367 (equivalent to $5,764 as at 31 December 2014) which is the unpaid portion arising from the 25% cash discount of the administrative fine amounting to TL 53,467 (equivalent to $23,057 as at 31 December 2014) that was imposed for applying tariffs above the upper limits. The Company filed a lawsuit on 23 December 2011 for stay of execution and for the annulment of this process. The Court accepted the request of the Company for stay of execution. ICTA objected to the decision but the objection is rejected. The Court decided in favor of the Company. ICTA appealed the decision and the Company replied this request. The Council of State rejected ICTA’s request for stay of execution during the appeal process. Appeal process is still pending.

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

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the additional request regarding unpaid portion arising from the 25% discount of the administrative fine is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute on deposits at banks

The Company, in 2001, initiated an enforcement proceeding to collect receivables amounting to $6,329 arising from deposits in a bank. The bank has been objected to the enforcement proceeding and the Company filed a lawsuit for the cancellation of the objection. The Court decided in favor of the Company

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favor of the defendant. The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute on Special Communication Taxation regarding prepaid card sales

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $57,621 as at 31 December 2014) and TL 139,101 (equivalent to $59,986 as at 31 December 2014) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above.

On 28 February 2011, Tax Amnesty Law has been approved by the President of Republic of Turkey. The Company applied to the Ministry of Finance related to the Tax Amnesty Law on 27 April 2011. According to Tax Amnesty Law, special communication tax and penalty was calculated as TL 26,723 (equivalent to $11,524 as at 31 December 2014) and TL 27,820 (equivalent to $11,997 as at 31 December 2014) for the years 2005 and 2006, respectively. In addition, late payment interest was calculated as TL 11,164 (equivalent to $4,814 as at 31 December 2014) and TL 8,900 (equivalent to $3,838 as at 31 December 2014) for the years 2005 and 2006, respectively. The aforementioned amounts were paid on 30 June 2011. The Company applied to the Tax Court to withdraw from the lawsuits according to Tax Amnesty Law due to the aforementioned payment. The courts decided that it is not necessary to declare a judgment on merits for the lawsuit.

On 24 June 2011, Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 11,238 (equivalent to $4,846 as at 31 December 2014) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the period of January-February 2007. The Company applied to the Ministry of Finance on 13 July 2011 in order to benefit from the Tax Amnesty. According to Tax Amnesty Law, special communication tax and interest was calculated as TL 2,248 (equivalent to $969 as at 31 December 2014) and TL 842 (equivalent to $363 as at 31 December 2014) respectively. The aforementioned amounts were paid on 29 July 2011.

Large Taxpayer Office levied Special Communication Tax and tax penalty on the Company in the amount of TL 211,056 (equivalent to $91,016 as at 31 December 2014) principal and TL 316,583 (equivalent to $136,523 as at 31 December 2014) totaling to TL 527,639 (equivalent to $227,538 as at 31 December 2014)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

based upon the claim, stated on Tax Investigation Reports prepared for the years 2008-2012, that the Company should pay Special Communication Tax over the prepaid card sales made by the distributors. The Company filed lawsuit before the Tax Courts for the cancellation of that aforementioned tax and tax penalty demand. After the lawsuit is filed, the Company applied to settlement procedure. A settlement procedure between the parties could not be achieved, such cases were signed in minutes that not settled by the parties. The cases are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014.

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, the Company applied to the Tax Office for the refund of the interest charge amounting TL 6,609 (equivalent to $2,850 as at 31 December 2014) which was miscalculated after the settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. Tax Office rejected the Company’s request, and the Company filed a lawsuit with the same claim. Upon the refusal of this request, the Company filed a lawsuit for the cancellation of this administrative act. The Court rejected the case. The Company appealed the decision. The Council of State approved the decision. The Company applied for the correction of the decision. The correction of the decision process is still pending.

Moreover, the Company filed another lawsuit for the cancellation of the aforementioned interest charge amounting to TL 6,609 (equivalent to $2, 850 as at 31 December 2014). On the other lawsuit, the Court rejected the case. Subsequently the Company appealed the case. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Disputes on Iranian GSM tender process

Dispute with Iranian Islamic Republic

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

September 2013. The Court informed the parties that the evidential record of the proceedings were closed. Parties made their submissions on costs within due date. The Tribunal decided that it has no jurisdiction to evaluate Turkcell’s claims.

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

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute on Turk Telekom transmission tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,137 (equivalent to $3,509 as at 31 December 2014) including interest. The expert report is in favor of the Company. The Court ruled to obtain supplementary expert report. Supplementary expert report is also in favor of the Company. The Court ruled to obtain a new expert report. The expert report is in favor of the Company. The Court accepted the case. Turk Telekom appealed the decision. The Company replied this appeal request. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Dispute on the decision of CMB regarding audit committee member

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $5 as at 31 December 2014) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s stay of execution request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision. Council of State rejected the injunction request of the First Instance Court’s decision. Council of State rejected the stay of execution request of the Company. The appeal process is still pending.

Cancellation of the Regulation on Mobile Number Portability

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

Dispute on Turk Telekom interconnection costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the Company claiming that the Company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $4 as at 31 December 2014) with its accrued interest starting from 2001 and TL 10 (equivalent to $4 as at 31 December 2014) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing traffic volume of Turk Telekom and subscriber lost derived from this action. On 6 April 2011, the Court decided to reject the case. Turk Telekom appealed the decision. The Company replied the appeal request. The Court of Cassation approved the decision. Turk Telekom applied for the correction of the decision. The Company replied to this request. The correction of the decision process is still pending. The Court of Cassation rejected the correction of the decision request of Turk Telekom. The decision is finalized in favor of the Company.

On 22 August 2011, Turk Telekom initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

TL 1,000 (equivalent to $431 as at 31 December 2014) monetary compensation by reserving its right for surpluses. The Court decided to obtain an expert report. Expert report supports the Company’s arguments. The Court decided to obtain a supplementary report from the same committee. Also the supplementary expert report supports the Company’s arguments. Turk Telekom objected to the report. The Court rejected the case in favor of the Company. Turk Telekom appealed the decision. The Company replied to this request. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute on Avea interconnection costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $431 as at 31 December 2014) monetary compensation by reserving its right for surpluses. During the judgment, Avea increased its request to TL 47,000 (equivalent to $20,268 as at 31 December 2014). The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its completed expert report to the Court, which is in favor of the Company. The Court decided to have an additional expert report. The additional expert report submitted by the committee is against the Company. The Court decided to obtain another expert report from a new expert committee. The new expert report submitted to the file is in favor of the Company.

On 25 April 2011, Avea initiated another lawsuit with the same grounds mentioned above claiming compensation for its losses between November 2009 and January 2010. Avea claimed TL 40,000 (equivalent to $17,250 as at 31 December 2014) for its material compensation by reserving its rights for surpluses. The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its report, which is in favor of the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Avea on 4 November 2010. The Court dismissed both cases. Avea appealed the decision. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute on payment request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $6,533 as at 31 December 2014) to be paid in one month period on the ground that the stated amount is recorded as

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. The Plenary Session of Administrative Law Divisions of the Council of State approved the First Instance Court’s decision in favor of the Company. The defendant applied to the correction of the decision. The Company replied the same. The correction of the decision process is pending.

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $29, 411 as at 31 December 2014). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment notification and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled decision of the Ministry of Industry and Trade on 8 June 2010. Ministry of Industry and Trade appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision. The Local Court made a decision in line with the reversal decision of Council of State and rejected the case. The Company appealed the decision. The Council of State rejected ICTA’s request for the stay of execution during the appeal process. The Council of State approved the First Instance Court decision. The Company requested correction of the decision.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $29, 411 as at 31 December 2014) with respect to the decision of Ministry of Industry and Trade. The Court decided to accept the case. Tax Administration appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision request. The Court of First Instance decided to comply with the Council of State’s reversal decision and rejected the case.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

The Company appealed the decision. The Court of Cassation rejected The Company’s stay of execution request made during the appeal process. The appeal process is still pending.

The administrative fine amounting to TL 68,201 (equivalent to $29,411 as at 31 December 2014) was paid on 13 May 2014 with reservation and recognized as expense in the consolidated financial statements as at and for the period ended 31 December 2014. The Company filed a lawsuit on 11 June 2014 for the cancellation of the accrual slip which was issued by the Large Taxpayer Office, and for the reimbursement of the aforementioned amount. The case is still pending.

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS campaign

The Company and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $524 as at 31 December 2014) and tax penalty of TL 1,822 (equivalent to $786 as at 31 December 2014) and VAT amounting to TL 874 (equivalent to $377 as at 31 December 2014) and tax penalty of TL 1,315 (equivalent to $567 as at 31 December 2014). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. The Council of State approved the first instance court’s decision, in favor of the Company, regarding the cancellation of the special communication tax and its tax penalty assessment. The appeal process is still pending for the other lawsuit.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

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

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $6,753 as at 31 December 2014) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $346 as at 31 December 2014) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $259 as at 31 December 2014) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the stay of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

ICTA decided to apply an administrative penalty in the amount of TL 26,483 (equivalent to $11,421 as at 31 December 2014) to the Company on 22 September 2010 as a result of an investigation initiated related to a tariff plan. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 19,862 (equivalent to $8,565 as at 31 December 2014) was paid on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the stay of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The Court rejected the case. The Company appealed the decision and also demanded the stay of execution of the decision along with this appeal request. The Council of State, decided to approve the First Instance Court’s decision. The Company applied for the correction of the decision. The correction of the decision process is pending.

In accordance with the proceedings in the legal case, the administrative fine in the amount of TL 19,862 (equivalent to $8,565 as at 31 December 2014) was refunded to ICTA on 30 January 2014 and the reimbursement procedure, which should be made to the subscribers, was also started again in 2014.

In the consolidated financial statements as at and for the year ended 31 December 2013, provisions amounting to TL 19,862 (equivalent to $8,565 as at 31 December 2014) and TL 26,716 (equivalent to $11,521 as at 31 December 2014) were recognized for the administrative fine which was imposed by ICTA and for the amounts which had not been reimbursed to the subscribers, respectively.

In the consolidated financial statements as at and for the period ended 31 December 2014, provision amounting to TL 8,527 (equivalent to $3, 677 as at 31 December 2014) is recognized for the amount which has not been reimbursed to the subscribers yet.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $173 as at 31 December 2014) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service does not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $130 as at 31 December 2014) as fine on 7 September 2010.

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

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Investigation of ICTA based on the complaint of a subscriber

After the investigation ICTA initiated against the Company upon the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., ICTA decided to impose administrative fine to the Company amounting to TL 8,016 (equivalent to $3,457 as at 31 December 2014) on 13 January 2011, for making some subscribers suffer and TL 2,004 (equivalent to $864 as at 31 December 2014) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $3, 241 as at 31 December 2014) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the stay of execution and cancellation of these administrative fines. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The Courts rejected both cases. The Company appealed both cases. The Council of State rejected the Company’s stay of execution requests, during the appeal process. Appeal processes are still pending.

Dispute regarding the fine applied by ICTA regarding breaching confidentiality of personal data and relevant legislation which is launched by ICTA

Upon the investigation ICTA decided to launch, related to breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping, ICTA

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

decided to impose an administrative fine on the Company amounting to TL 11,225 (equivalent to $4,841 as at 31 December 2014) and its decision was delivered to the Company on 6 June 2011. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,418 (equivalent to $3,630 as at 31 December 2014) was paid on 5 July 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution request at appeal phase. Appeal process is still pending.

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $2,794 as at 31 December 2014) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision.

Supreme Court of Appeal reversed the judgment of the Local Court. The Company has applied for the correction in terms of justification of the decision for the Supreme Court’s reversal decision. Avea has also applied for the correction of the decision. Supreme Court rejected the request for correction of the decision of Avea, and partially accepted the Company’s demand. On 13 December 2011, the Local Court decided to accept the lawsuit again. The Company appealed the decision. The Court of Cassation decided to approve the decision of the First Instance Court. The Company applied for the correction of the decision. The Court of Cassation rejected the correction of the decision requests. The Company applied to the Constitutional Court against the decision.

The Company has paid the principal of TL 6,480 (equivalent to $2,794 as at 31 December 2014), late payment interest of TL 5,103 (equivalent to $2,201 as at 31 December 2014) and related fees of TL 524 (equivalent to $226 as at 31 December 2014) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Moreover, the Company applied to ICTA for the determination SMS interconnection termination fees and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA until January 2009. ICTA determined new SMS termination rate in January 2009 upon the application of Avea.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $3,844 as at 31 December 2014). The arbitration processes are still pending. The arbitral tribunal decided to extend arbitration process until 8 October 2013. T-Medya has confirmed its payables subject to the case with a letter of undertaking, which was presented to the Company in February 2013. The Company presented the letter of undertaking to the arbitral tribunal and requested the decision. The arbitral tribunal decided to extend arbitration process until 8 November 2013. The arbitral tribunal accepted the cases and decided T-Medya to pay TL 7,527 (equivalent to $3,246 as at 31 December 2014) together with the interest that will occur until the actual payment of the subject amount to the Company.

Within the context of the amicable agreement concluded on 1 November 2014 between Turkcell and T-Medya, the parties agreed that the remaining debt amount will be paid Turkcell via the barter and netoff.

Investigation initiated by ICTA upon a complaint of subscriber on international roaming campaigns

ICTA launched an investigation upon a complaint of a consumer regarding the Company’s billing and pricing practices. ICTA looks over the pricing and billing problems stem from the international roaming campaigns within 2009 and 2010.

ICTA notified the Company on 26 January 2012, to impose an administrative fine amounting to TL 6,847 (equivalent to $2,953 as at 31 December 2014). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 5,135 (equivalent to $2,214 as at 31 December 2014) was paid on 24 February 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

In consequence of consumer complaint, ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645 (equivalent to $709 as at 31 December 2014). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 1,234 (equivalent to $532 as at 31 December 2014) was made on 1 November 2011. The Company filed a lawsuit on 2 December 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution request has been rejected. The Company objected to the decision. The Regional Ankara Administrative Court rejected the objection. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal process is still pending.

Investigation initiated by ICTA regarding the Company’s compatibility to ICTA’s regulations and decisions

On 17 February 2011, ICTA launched an investigation on compatibility of the Company to the regulation: “Terms and Conditions on Updating Subscribers Records and Subscription Processes of End Users”, and ICTA’s decision on limitation of number of subscriptions, dated 27 October 2009. According to the decision taken by ICTA, the Company was fined a total amount of TL 8,173 (equivalent to $3,525 as at 31 December 2014) for not complying with aforementioned and relevant regulations. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 6,129 (equivalent to $2,643 as at 31 December 2014) was paid on 5 June 2012.

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector”

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding the “cancellation procedure” which is regulated at article 18 of the By-law on Consumer Rights in the Electronic Communications Sector.

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,442 (equivalent to $4,934 as at 31 December 2014). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 (equivalent to $3,700 as at 31 December 2014) is paid in total on 15 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the request of the Company for stay of execution. The Company objected to the decision. The objection was dismissed. The court rejected the lawsuit. The Company appealed the decision. The Council of State rejected the Company’s request for stay of execution during the appeal process. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

On the other hand, ICTA, with its decision which was notified to the Company on 1 February 2013, imposed another administrative fine amounting to TL 1,000 (equivalent to $431 as at 31 December 2014) about the Company’s practices regarding the “subscription cancellation procedure”. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 750 (equivalent to $323 as at 31 December 2014) is paid in total on 15 March 2013. On 1 April 2013, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court decided to analyze the Company’s stay of execution request after ICTA submits its plea of defense. The Court rejected the Company’s request for stay of execution. The Company objected to this decision. The objection was rejected. The Court rejected the lawsuit. The Company appealed the decision. Appeal process is pending.

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

On 26 June 2012, ICTA decided to impose administrative fine to the Company amounting to TL 1,809 (equivalent to $780 as at 31 December 2014) with the reasons that the Company has not given priority to the failures and has not given the requested information for the investigation in due time.

Since the administrative fine was paid within 1 month beginning from the notification of the decision of ICTA, 25% discount was applied and TL 1,357 (equivalent to $585 as at 31 December 2014) was paid on 3 October 2012. The Company filed two lawsuits on 5 November 2012 for the stay of execution and cancellation of the decision. The Court rejected the Company’s stay of execution demand on the case filed for the cancellation of the administrative fine which was imposed to the Company with the reason that the Company has not given priority to fix the failures. The Company objected to the decision, but objection was rejected. The Court rejected this case. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied to the correction of the decision. The Council of State rejected the correction of the decision requests.

The Company made an individual application against the decision, before the Constitutional Court. The Court rejected the Company’s stay of execution request on the other lawsuit, which was filed for the cancellation of the administrative fine, imposed to the Company for not giving the requested information in due time,. The Company objected to the decision. The objection was rejected. The Court rejected this case. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied to the correction of the decision. The correction of the decision process is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Investigation of ICTA regarding “Atlas of Places Only Turkcell Covers” distributed with Tempo magazine

On 2 November 2011, ICTA decided to initiate an investigation regarding “Atlas of Places Only Turkcell Covers” which locations marked on the map of Turkey with “only” Turkcell coverage. As a result of the investigation, ICTA imposed an administrative fine amounting to TL 1,635 (equivalent to $705 as at 31 December 2014) and the decision was notified to the Company on 6 August 2012. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 1,226 (equivalent to $529 as at 31 December 2014) was paid on 4 September 2012. The Company filed a lawsuit on 2 October 2012 for stay of execution and for the annulment of the decision. The court rejected the stay of execution request. The company objected the decision. The objection was rejected. The court rejected the lawsuit. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied for the correction of the decision. The Council of State rejected the Company’s correction of the decision request. The Company applied to the Constitutional Court against the decision. Examination is in progress.

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Turk Telekom to collect TL 1,777 (equivalent to $766 as at 31 December 2014) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007—February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff.

The Court decided in favor of the Company on 23 March 2011. Turk Telekom appealed the decision and the Company replied the appeal request. The Court of Cassation approved the decision of the First Instance Court. Turk Telekom applied for the correction of the decision. The Company replied this request. The Court of Cassation rejected the correction of the decision request and the decision is finalized. Upon the finalization of the Court decision and the Company’s request, Turk Telekom has paid TL 4,337 (equivalent to $1,870 as at 31 December 2014) to the Company on 1 November 2013, and it is accounted in the consolidated financial statements as at and for the year ended 31 December 2013.

The Company filed an enforcement proceeding on 12 May 2011 against Turk Telekom to collect TL 11,511 (equivalent to $4,964 as at 31 December 2014) including principal amounting to TL 8,024 (equivalent to $3,460 as at 31 December 2014), overdue interest amounting to TL 2,343 (equivalent to $1,010 as at 31 December 2014) and late payment fee amounting to TL 1,144 (equivalent to $493 as at 31 December 2014) which has been collected by Turk Telekom within the period of March 2008—March 2010 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Turk Telekom objected the enforcement proceeding and the enforcement proceeding has been held. The Company filed a lawsuit for cancellation of objection on 13 September 2011 against Turk Telekom. The Court decided to obtain an expert report for calculating the claim. The expert report is in favor of the Company. The Court accepted the lawsuit during the hearing held on 26 November 2013 and decided that Turk Telekom should refund the amounts subject to this case to the Company with its default interest and 10 % delay penalty and Turk Telekom should also pay the compensation for the unrightful objection to the execution proceeding which is equal to 40 % of the capital in the amount of TL 3,209 (equivalent to $1,384 as at 31 December 2014) to the Company. Turk Telekom appealed the decision. The Company replied this request. The appeal process is still pending.

Turk Telekom, filed thirteen enforcement proceedings to collect the total amount of TL 31,682 (equivalent to $13,663 as at 31 December 2014) composed of principle, overdue interest and delay fee which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” and videocall, data reconciliation and 118-32 service invoice costs for periods of April 2010-November 2011. The Company objected the enforcement proceedings. Turk Telekom filed eight nullity of objection lawsuits for the eight enforcement proceedings claiming the total amount of TL 21,359 (equivalent to $9,211 as at 31 December 2014) composed of principle, overdue interest and delay fee with enforcement proceeding denial compensation which is 40% of the receivable balance. Upon examination of six of the lawsuits, the First Instance Court decided to consolidate the lawsuits, under the first lawsuit initiated by Turk Telekom. The file is under expert examination. The case is still pending.

The court decided to obtain expert reports in two lawsuits. The expert reports are in favor of the Company. The court decided to obtain supplementary expert reports. The supplementary expert reports are also in favor of the Company. Two of the lawsuits were rejected in favor of the Company. Turk Telekom appealed those aforementioned two cases. Court of Cassation approved the decision of the First Instance Court in favor of the Company, filed for the period of December 2010. Appeal process is still pending in the other case.

On 7 December 2011, Turk Telekom initiated a lawsuit on the ground that the Company did not direct the calls in form of “444 XX XX” to Turk Telekom and terminated at its own network and requested TL 1,000 (equivalent to $431 as at 31 December 2014) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. Expert report is in favor of the Company. The Court decided to obtain a supplementary expert report. The expert report is partially in favor of the Company. The Court rejected the lawsuit in favor of the Company.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Dispute with Turk Telekom with respect to Volume-Based Discount Agreement

The Company and Turk Telekom have signed the “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. However, Turk Telekom did not apply the discount for the period between January-April 2011. The Company filed a lawsuit on 23 February 2012 to collect TL 4,530 (equivalent to $1,954 as at 31 December 2014) including principal, overdue interest and delay fee which has been overly collected by Turk Telekom within the period of January-April 2011 in contravention of the rules of “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. At the hearing dated 18 December 2012 the court decided in favor of the Company for the part of TL 640 (equivalent to $276 as at 31 December 2014) and rejected the remaining part. The Company appealed the decision’s rejected part and Turk Telekom appealed the decision’s accepted part. The Company replied the appeal request of Turk Telekom. The Court of Cassation approved the first instance court’s decision. The Company applied for the correction of the decision. The correction of the decision process is still pending. The Court of Cassation rejected the correction of the decision request. The Company applied to Constitutional Court against the decision. The Constitutional Court rejected The Company’s individual application.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute with ICTA regarding annual radio utilization fees

The Company filed a lawsuit before ICC in April 2012, claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on annual utilization fees deducted from the prepaid subscribers and return of overpaid TL 5,852 (equivalent to $2,524 as at 31 December 2014) treasury share for the period between August 2011 and February 2012. The Tribunal has partially accepted the case in favor of the Company and awarded that the Company is entitled to receive overpaid treasury share amounting TL 4,100 (equivalent to $1,768 as at 31 December 2014) together with simple legal interest. Two lawsuits one by ICTA, and one by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications were filed for cancellation of the Final Award. The cases were dismissed by the Courts. Undersecretariat of Treasury and the Ministry of Transport appealed the decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Administrative fine imposed by the ICTA regarding base stations

Istanbul Regional Directorate of ICTA, has decided to impose an administrative fine to the Company in the amount of TL 2,057 (equivalent to $887 as at 31 December 2014), on the ground that the measurement reports of 484 base stations was not submitted to the ICTA by the Company in the 30-day period pursuant to the regulations, after commissioning of systems are activated. The Company filed a lawsuit on 25 April 2008 for stay of execution and for the annulment of the decision. The court rejected the lawsuit. The Company appealed the decision. The Council of State reversed the first instance court’s decision on the ground that Istanbul Regional Directorate of ICTA has not been authorized to impose aforementioned administrative fine. The Court of First Instance decided to accept the lawsuit in accordance with the reversal decision of The Council of State. ICTA appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Then ICTA gave the same decision with the Regional Directorate gave before and imposed an administrative fine to the Company in the amount of TL 2,057 again (equivalent to $887 as at 31 December 2014) pursuant to the regulations in force in the relevant time by its decision which was notified to the Company on 5 December 2012. The Company filed a lawsuit for stay of execution and for the annulment of the decision. The Court rejected the Company’s request. The Company objected to the decision. The objection was also rejected. The Court accepted the lawsuit in favor of the Company. ICTA appealed the decision. The Company replied the appeal request. The Council of State approved the first instance court’s decision. The ICTA applied for the correction of the decision. The Company replied this request. The correction of the decision process is pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,542 (equivalent to $665 as at 31 December 2014) was paid on 3 January 2013.

ICTA reimbursed the relative amount to Turkcell on 2 July 2014 with respect to the Court decision. The Company has not recognized any income in the consolidated financial statements as at and for the period ended 31 December 2014.

Inspection Regarding ICTA decision on automatically renewed periodic services

The Company has been inspected in order to determine whether it operates in accordance to former decisions of ICTA Board on automatically renewed periodic services. ICTA decided that the Company didn’t send the mandatory messages to the subscribers in most of the automatically renewed periodic services and imposed a fine amounting TL 1,666 (equivalent to $718 as at 31 December 2014). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,250 (equivalent to $539 as at 31 December 2014) was paid on 22 February 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Tax penalty as a result of tax investigation regarding deduction of investment incentive in corporate tax base calculation of the year 2007

Investment incentive amount taken into consideration for 2007 fiscal years’ corporate tax calculations were investigated by Fiscal authority. It is mandatory that aforementioned exclusions driven from investment expenditures which reduce corporate tax base shall be in economic and technical integrity with investments which began before the date of 31 December 2005. As a result of the tax investigation, it was assessed that the investment expenditures which are not included in Investment Incentive Certificate numbered 4559 were a part of our general network investments; therefore it was claimed that these mentioned expenditures should be considered as unrelated with the investment projects in progress as of 31 December 2005. As a result, it was claimed that those certain amounts of investment expenditures should not be taken into account in order to reduce corporate tax base. Tax investigation report, notices for tax assessment amounting TL 14,548 (equivalent to $6,274 as at 31 December 2014) and related penalty amounting TL 21,822 (equivalent to $9,410 as at 31 December 2014) were notified to the Company on 27 December 2012.

On 24 April 2013, the Company reconciled with fiscal authority to pay tax assessment with 30% of discount amounting TL 10,184 (equivalent to $4,392 as at 31 December 2014) and related interest amounting TL 11,156 (equivalent to $4,811 as at 31 December 2014). Tax penalty amounting TL 21,822 (equivalent to $9,410 as at 31 December 2014) was nullified. Total amount was paid on 24 May 2013.

Based on the management opinion, the Company had accrued a provision amounting to TL 29,874 (equivalent to $12,883 as at 31 December 2014) in the consolidated financial statements prepared as at and for the year ended 31 December 2012. After the settlement with the fiscal authority, provision amounting to TL 8,534 (equivalent to $3,680 as at 31 December 2014) has been recorded as income in the consolidated financial statements as at and for the period ended 31 December 2013.

Dispute on termination of agreements with A-Tel

The Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between Turkcell and A-Tel, a company dealing with distribution and sale of the prepaid lines and owned equally by Turkcell and SDIF as of 31 December 2014, have been terminated by Turkcell effective from 1 August 2012. After this termination, SDIF filed a lawsuit and reserving its rights for surpluses, requested TL 131,880 (equivalent to $56,872 as at 31 December 2014) compensation and interest to be calculated from 1 August 2012, for its alleged loss occurred from termination of the agreements.

Additionally, SDIF requested provisional seizure to prevent transfer of Turkcell shares in A-Tel to third parties. The court, after holding first examination, rejected provisional request of SDIF. The lawsuit is still pending. SDIF by its letter dated 4 July 2013 has notified A-Tel that it has transferred its 50% of shares in A-Tel to Media Holdings AS, Bereket Holding AS (formerly known as Bilgin Holding AS), Bilgin

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Yayincilik AS and Onay Sevket Bilgin on 4 July 2013. On the same day, those shares have been transferred to Bereket Holding AS. SDIF also declared that it has assigned its rights out of the court case to Bereket Holding AS. The Court rejected the case on the procedural grounds. Bereket Holding AS and SDIF have appealed the court decision. The Company replied to this appeal request. Bereket Holding A.Ş. and SDIF have waived from the lawsuit in line with the Settlement Agreement signed by and between Bereket Holding AS and the Company (Note 9, 16).

Bereket Holding A.S. initiated a lawsuit against the Company, members of board of directors and general assembly representatives of the Company, claiming TL 100 (equivalent to $43 as at 31 December 2014) together with the legal interest occurred as of 31 August 2012 for alleged fund losses of A-Tel as a result of the termination of the Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between A-Tel and the Company. Bereket Holding AŞ. waived from the lawsuit and decision of the court became definite in line with the Settlement Agreement signed by and between Bereket Holding AS and the Company.

Administrative fine imposed by the ICTA regarding international tariffs and campaigns

ICTA performed an investigation regarding all international tariffs and campaigns in 2011. As a result of the investigation, ICTA has decided to impose two administrative fines totaling to TL 825 (equivalent to $356 as at 31 December 2014) to the Company; for not clearly stating the names of the tariff packages on the consumer invoices and for presenting inaccurate and misleading information to ICTA. In the aforementioned decision, ICTA also initiated a further investigation on the Company’s international roaming practices. Decisions of ICTA regarding the administrative fines were notified to the Company on 22 February 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 619 (equivalent to $267 as at 31 December 2014) was paid on 22 March 2013.

Administrative fine imposed by the ICTA regarding notification of campaigns

ICTA pursued an investigation on whether the Company is abiding by the legislation on the procedures regarding notification of campaigns to ICTA or not. The investigation was initiated on 2 February 2012. ICTA found out that the Company did not comply with the afore-mentioned notification procedures in 6 campaigns and imposed an administrative fine of TL 736 (equivalent to $317 as at 31 December 2014). Decision of ICTA regarding the administrative fine was notified to the Company on 9 May 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 552 (equivalent to $238 as at 31 December 2014) was paid on 7 June 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

The Lawsuit filed By Turkish Wrestling Federation against the Commercials of the Company

Turkish Wrestling Federation filed a lawsuit against the Company to recover its damages in the amount of TL 2,500 (equivalent to $1,078 as at 31 December 2014) on the grounds that the Company caused its damage by using the name “Turkiye Gures Federasyonu” and “Turkish Wrestling Federation” on the Company’s commercials without taking its permission. The Court decided to obtain an expert report. The expert report is in favor of the Company. Wrestling Federation objected to the report. The Court rejected the case in favor of the Company. Turkish Wrestling Federation appealed the decision. The Company replied this request in due time. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Investigation initiated by ICTA on invoicing mistakes

ICTA pursued an investigation to examine the subscribers’ complaints which are about the Company’s invoicing mistakes. On-site investigations have been commenced between 14-17 January and 15-16 May 2014. The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 2 June 2014. On 2 July 2014 the Company filed its written defenses to ICTA. An oral hearing was held before the ICTA Board on 31 October 2014.

ICTA, by its decision dated 31 October 2014 took upon the aforementioned investigation, decided to issue an official warning to the Company as regards to the allegation that the Company misinformed the subscribers regarding one of its Tariff Package; moreover, ICTA imposed an administrative fine of TL 1,213(equivalent to $523 as at 31 December 2014) in total, with respect to its allegations that the Company violated its obligations related to correct invoicing and also violated its obligations related to the consumer rights and the obligations arisen out of its authorization; furthermore, ICTA decided that the reimbursements (stipulated to be made to the subscribers due to the infringements, which were alleged that occur within the scope of the aforementioned Board Decision) should be finalized within 6 six month. The Company filed 8 separate lawsuits for the cancellation of the aforementioned decision on 15 January 2015. There is no progress in the case yet.

Since the administrative fine amounting to TL 1,213 (equivalent to $523 as at 31 December 2014) was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 910 (equivalent to $392 as at 31 December 2013) was made on 7 January 2015. The Company accrued a provision for withdrawal cost amounting to TL 2,957 (equivalent to $1,275 as at 31 December 2014) for the reimbursement amount to subscribers and for the fine as of in the consolidated financial statements as at and for the period ended 31 December 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Investigation initiated by ICTA on limited usage services

ICTA initiated an investigation in order to determine whether the Company is in compliance with the regulations on limited usage services. The ICTA Board decided that the Company’s practices are incompatible with the ICTA regulations and imposed an administrative fine of TL 18,539 (equivalent to $7,995 as at 31 December 2014) to the Company. The Board also obliged the Company to make a reimbursement amounting TL 37,184 (equivalent to $16,035 as at 31 December 2014) to the subscribers within six months.

Since the administrative fine amounting to TL 18,539 (equivalent to $7,995 as at 31 December 2014) was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 13,905 (equivalent to $5,996 as at 31 December 2014) was made on 31 January 2014. The Company filed a lawsuit on 4 February 2014 for the stay of execution and the cancellation of the aforementioned act and decision. The Court rejected the stay of execution request of the Company. The Company objected to this decision. District Administrative Court rejected the objection. The case is pending.

In the consolidated financial statements as at and for the period ended 31 December 2014, the Company has netted of TL 16,306 (equivalent to $7,032 as at 31 December 2014) of reimbursement to subscribers from sales revenues, and accrued a provision amounting to TL 10,047 (equivalent to $4,333 as at 31 December 2014) for the remaining expected reimbursement amount to subscribers.

Investigation initiated by ICTA on subscription contracts and invoicing

ICTA pursued an investigation to detect whether the necessary details on subscription contracts are duly filled, the Company keep the compulsory documents related with the subscription processes and correctly bill the randomly selected customers’ invoices. The ICTA Board concluded the investigation reaching a decision to impose an administrative fine of TL 1,775 (equivalent to $765 as at 31 December 2014) to the Company, due to billing mistakes, on 9 December 2013.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 1,331 (equivalent to $574 as at 31 December 2014) was made on 18 February 2014.

Investigation initiated by ICTA about Processing Personal Data

ICTA commenced an investigation in order to determine whether Company is in compliance with the regulations on “Processing Personal Data and Protecting of Secrecy”. As a result of the investigation ICTA decided to impose an administrative fine to the Company on 16 January 2014, amounting to TL 1,413

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

(equivalent to $609 as at 31 December 2014) The Company filed a lawsuit on 28 March 2014 for the stay of execution and the cancellation of the aforementioned decision. The Court rejected the stay of execution request of the Company. The Company objected to this decision. Objection was rejected. The Company requested stay of execution again. The Court rejected the stay of execution request of the Company again. The Company objected to this decision. Objection was rejected. The case is still pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, and 25% discount was applied and payment amounting to TL 1,059 (equivalent to $457 as at 31 December 2014) was made on 7 March 2014.

Administrative fine imposed by the ICTA regarding the number of subscribers and radio utilization and usage fees of 2010-2011

ICTA commenced an investigation on the accuracy of the subscription numbers reports of 2010 and 2011 which is essential for the payment of radio utilization and usage fee, and on-site investigations have been commenced.

The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 31 July 2013. The inquiry claims that the Company paid less radio utilization and usage fees amounting to TL 67,493 (equivalent to $29,016 as at 31 December 2014) than it was required for the years 2010 and 2011, and an administrative fine should be imposed. On 2 September 2013 the Company filed its written defense, and an oral hearing was held before the ICTA Board on 11 December 2013 to submit Company’s further comments. ICTA issued an official warning to the Company for the amount of TL 4,512 (equivalent to $1,946 as at 31 December 2014) regarding the radio utilization and usage fee which the Company allegedly did not pay for the years 2010-2011. In addition, ICTA imposed an administrative fine to the Company amounting to TL 2,648 (equivalent to $1,142 as at 31 December 2014) for the amount of TL 62,399 (equivalent to $26,909 as at 31 December 2014) of radio utilization and usage fee which the Company allegedly did not pay for the year 2010-2011 and to initiate an in-depth investigation to further inspect the correctness of the radio utilization and usage fee payments regarding terms do not fall under the scope of this investigation. The Company filed a lawsuit on 28 April 2014 for the cancellation of the aforementioned decision. The case is still pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 1,986 (equivalent to $856 as at 31 December 2014) was made on 16 April 2014.

ICTA sent notifications to the Company dated 27 May 2014 and 26 June 2014 and by these notifications, ICTA demanded the Company to pay the radio utilization and usage fees amounting to TL 67,493 (equivalent to $29,106 as at 31 December 2014); the amount which the Company allegedly paid deficiently

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

on ICTA’s decision took upon the aforementioned investigation on the radio utilization and usage fees regarding the term 2010-2011. After that, ICTA send another notification to the Company on 24 July 2014 and notify the Company that it deducted the Company’s claims which the Company entitled to collect by sharing its antenna facilities. The Company filed a lawsuit on 5 September 2014 for the cancellation of these 3 administrative acts. Moreover, the Company also requested the Court to recourse to Constitutional Court for the cancellation of the 1st, 3rd and 5th paragraphs of the 46th article of the Code numbered 5809 by this lawsuit.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request amounting to TL 67,493 (equivalent to $29,106 as at 31 December 2014) is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Due to the fact that Turkcell did not pay the aforementioned the TL 67,493 amounts, which the Company allegedly paid deficiently on ICTA’s decision took upon the investigation on the radio utilization and usage fees regarding the term 2010-2011, ICTA filed a lawsuit against the Company on 13 October 2014 for the collection of TL 40,885 (equivalent to $17,631 as at 31 December 2014) with its accrued interest. In this lawsuit ICTA alleged that it calculated its claim by this way: First of all, ICTA accrued default interest to the radio utilization and usage fee amounts that the Company allegedly paid deficiently on its decision took upon the aforementioned investigation and after that deducted both the amounts that was alleged that Turkcell has overpaid within the context of the aforesaid investigation and also deducted the amounts the Company entitled to collect from ICTA by sharing it’s antenna facilities amounting to TL 40,005 was deducted in total (equivalent to $17,252 as at 31 December 2014) from the amounts alleged that were paid deficiently. The Company submitted its plea and ICTA submitted its replication against this petition. The Company replied this petition. The case is pending.

ICTA, imposed an administrative act on the Company by referring to its Board Decision took upon the investigation on the radio utilization and usage fees regarding the period 2010-2011 and alleged that the Company has also paid the radio utilization and usage fees deficiently in the amount of TL 1,257 (equivalent to $542 as at 31 December 2014), during the term 2013 July-December and by this administrative act, send accrual slips so as to collect the respective amount. The Company filed a lawsuit on 8 September 2014 for the cancellation of ICTA’s aforementioned accrual slips and administrative act, implied on the Company. The Company also requested the Court to recourse to Constitutional Court for the cancellation of the 1st, 3rd and 5th paragraphs of the 46th article of the Code numbered 5809.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Due to the fact that the Company did not pay TL 1,257 (equivalent to $542 as at 31 December 2014), the amount which was alleged that the Company paid deficiently during the term 2013 July-December, ICTA filed a lawsuit on 23 December 2014 for the collection of the aforementioned amount with its accrued interest, which will be calculated according to Code numbered 6183. The Company submitted its plea. The case is pending

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees of 2012

ICTA has commenced on-site investigations on the correctness of the Company’s subscriber numbers report of 2012 which is essential for radio utilization and usage fees.

As a result of the investigation, ICTA imposed an administrative fine to the Company amounting to TL 2,802 (equivalent to $1,208 as at 31 December 2014) for the amount of TL 43,736 (equivalent to $18,861 as at 31 December 2014) of radio utilization and usage fee which the Company allegedly did not pay for the year 2012.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 2,101 (equivalent to $906 as at 31 December 2014) was made on 11 September 2014. The Company filed a lawsuit on 2 October 2014 for the cancellation of the aforementioned Board Decision. The case is pending.

The Company filed a lawsuit on 24 November 2014 for the cancellation of ICTA’s administrative acts implied on the Company for the collection of the radio utilization and usage fees in the amount of TL 43,736 (equivalent to $18,861as at 31 December 2014) which was claimed to have been paid deficiently on the aforementioned administrative act. The Company also requested the Court to recourse to Constitutional Court for the cancellation of the 1st, 3rd and 5th paragraphs of the 46th article of the Code numbered 5809 by these lawsuits. The case is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request amounting to TL 43,736 (equivalent to $18,861 as at 31 December 2014) is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Investigation initiated by ICTA on mobile number portability

ICTA initiated an investigation on Company’s compliance with the mobile number portability regulations. As a result of the investigation ICTA decided to impose an administrative fine to the Company on 21 January 2014, amounting to TL 1,059 (equivalent to $457 as at 31 December 2014).

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 795 (equivalent to $343 as at 31 December 2014) was made on 1 April 2014.

The Company filed a lawsuit on 21 April 2014 for the stay of execution and the cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected the same. Objection was rejected. The case is still pending.

Investigation initiated by ICTA on ICTA Board Decision No: 149

ICTA carried out an investigation whether the Company is compliant with ICTA Board decision number 149 and related decisions, which set a minimum rate for the Company’s on-net prices and an obligation to report the actual prices for tariffs.

As a result of the investigation ICTA imposed an administrative fine of TL 4,061 (equivalent to $1,751 as at 31 December 2014) to the Company, for not complying with its reporting obligation set by the aforementioned ICTA decision, by submitting false and misleading reports and information to the ICTA and for not keeping the necessary information regarding the investigation during the term of the investigation. The Company filed 3 separate lawsuits for the stay of execution and the cancellation of the related articles of the aforementioned decision. The Court rejected the stay of execution requests. The Company objected these decisions. Objections were rejected. The cases are pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 3,046 (equivalent to $1,314 as at 31 December 2014) was made on 1 April 2014.

In-depth investigation initiated by ICTA regarding the number of subscribers and radio utilization and usage fees

ICTA commenced an investigation based on Article 7 of the Board Decision on 11 December 2013, regarding the correctness of the subscription numbers reports, excluding the 2010-2011 period, which is essential for the payment of radio utilization and usage fees. On-site investigations have been commenced in June 2014 and July 2014. The inquiry of investigation which includes the findings of the investigation was delivered to the Company

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

on 20 February 2015. The inquiry claims that the Company paid less radio utilization and usage fees total amounting to TL114,587 (equivalent to $49,414 as at 31 December 2014) than it was required between the years 2006-2009, and an administrative fine should be imposed. Company’s written defense will be submitted within the due date.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Investigation initiated by Competition Authority for Exclusive Agreements for the base station areas

The decision of the Competition Board based on a preliminary investigation dated 22 April 2009, on which there are no findings of an infringement of competition rules, regarding Company’s exclusive agreements for the areas where base stations are erected, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the issue. The notification of the investigation has been received by the Company on 16 August 2013. The Company has submitted its first written defense and additional information requested within due dates. Competition Board decided to extend investigation period for additional 2 months. The report regarding the investigation and additional report has been sent to the Company. Written defenses were submitted within due date. The Competition Authority Board decided that the Company’s practices did not cause any infringement under the Law number 4054.

Cancellation of the administrative acts and accrual slips regarding the usage of TRX Radio Utilization fees

The Company filed a lawsuit for the stay of execution and the cancellation of ICTA’s administrative acts and the accrual slips amounting to TL 1,418 (equivalent to $611 as at 31 December 2014). ICTA ordered the Company to re-pay the right of usage fees for the TRXs that are relocated and in this scope, ordered the Company to pay the right of usage fee retrospectively by its aforementioned administrative acts. The case is still pending.”

ICTA cancelled some of the aforementioned accrual slips and prepared new accrual slips instead of the cancelled ones. The Company filed a lawsuit for the cancellation of the respective new accrual slips.

Investigation initiated by ICTA on open lines

ICTA initiated an investigation about the Company’s compliance with open lines and unit/minute frauds regulations. On-site investigations have been commenced on 18-20 August 2014. The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 22 October 2014. The Company’s written defenses was submitted within due date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Investigation initiated by ICTA on processing of personal data

ICTA initiated an investigation about the Company’s compliance with the regulations of processing personal data, withdrawal cost calculations, target messaging, smart advertising On-site investigations have been commenced on 22-24 January 2014 and 16-18 April 2014. The inquiry of investigation which includes the three violation findings of the investigation was delivered to the Company on 4 November 2014. The Company’s written defenses was submitted within due date.

The Company accrued a provision amounting to TL 5,408 (equivalent to $2,332 as at 31 December 2014) for the reimbursement amount to subscribers and for the fine as of in the consolidated financial statements as at and for the period ended 31 December 2014.

Investigation initiated by ICTA on Overcharging and Consumer Complaints

ICTA initiated an investigation about invoice upper limit regulations which is about; informing subscribers during international mobile data roaming, overcharging subscribers during the change of some tariffs and misinforming some subscribers. On-site investigation has been commenced on 14-16 October 2014 and inquiry of investigation which includes claims of the investigation was delivered to the Company on 25 February 2015. The inquiry also states that the Company didn’t send the mandatory messages to the subscribers in most of the cases thus some subscribers were overcharged in the amount of 7,170 (equivalent to $3,092 as at 31 December 2014). The Company’s written defenses will be submitted within due date.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Administrative fine imposed by the ICTA regarding the number of subscribers and radio utilization and usage fees of 2013

ICTA commenced an investigation on the accuracy of the subscription numbers reports of 2013 which is essential for the payment of radio utilization and usage fee, inaugural meeting was performed on 17 December 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Commitments and Contingencies related to Inteltek

Disputes with Spor Toto

Dispute regarding reconciliation difference

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $1,420 as at 31 December 2014) due to the difference in the reconciliation methods.

Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek has not paid the requested amount.

Spor Toto, on behalf of GDYS, initiated a declaratory lawsuit against Inteltek. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $659 as at 31 December 2014) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision and applied for the correction of the decision. Both requests of GDYS were rejected and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $1,420 as at 31 December 2014) and its overdue interest accrual amount of TL 1,894 (equivalent to $817 as at 31 December 2014) in September 2007. Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,011 as at 31 December 2014) principal and TL 966 (equivalent to $417 as at 31 December 2014) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the Court decided in favor of Inteltek. The appeal and the correction of decision requests of Spor Toto were rejected and the decision is finalized.

Principal amounting to TL 2,345 (equivalent to $1,011 as at 31 December 2014) and accrued interest amounting to TL 3,376 (equivalent to $1,456 as at 31 December 2014) was recognized as income in the consolidated financial statements as at and for the period ended 31 December 2012.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Persons described on Private Law” dated 29 August 2008 and signed between Inteltek and Spor Toto. As a result of the “implied rejection” of Inteltek’s permission request by Spor Toto, Inteltek filed a lawsuit for the cancellation and the stay of execution of this implied rejection. The Court has decided to reject the lawsuit because of the lack of competence. Inteltek appealed the decision. Appeal process is still pending. The case file has been sent to the Council of State. The 13th Council of State has decided to accept İnteltek’s appeal request and reversed the decision of the Administrative Court. The defendant applied for correction of decision. It has been replied to the request for correction of decision within its legal term by İnteltek. The lawsuit file is under the evaluation for correction of decision before the Council of State.

Commitments and Contingencies related to Astelit

Dispute of Astelit with its distributor

One of Astelit’s distributors filed a lawsuit against Astelit claiming a compensation in the amount of UAH 106,443 (equivalent to $6,750 as at 31 December 2014), which is allegedly the sum of advance payment for undelivered goods. According to the commission agreement, signed between parties, the payment terms are 30 days after delivery date (net of distributor’s commission). The distributor violated the conditions of agreement and did not pay on time. Therefore Astelit made a counterclaim for the recovery of indebtedness in the amount of UAH 35,292 (equivalent to $2,238 as at 31 December 2014).

Dispute passed through all the instances twice. On 26 March 2012, the High Commercial Court of Ukraine approved the previous positive decision for Astelit counterclaim.

Enforcement document was submitted to the State Enforcement Service. According to Ukrainian Legislation, the distributor has a right to appeal the decision before Supreme Court of Ukraine within three months from the date of judgment of the High Commercial Court of Ukraine but, the distributor did not use the right.

Additionally, the distributor has a statute of limitation for 3 years from the date of the High Commercial Court decision, which will be expired on 26 March 2015. However the distributor is not conducting economic activity for a long period of time and has not appealed the decision. The possibility of such actions from distributor is very low.

Based on the management decision, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended as at 31 December 2014 (31 December 2013: None).

Dispute of Astelit related to withholding tax on interest expense

Ukrainian Tax Administration sent a tax notice to Astelit stating that withholding tax rate on interest expense for the loan agreement with Euroasia should be 10% for the year 2009. According to Ukrainian

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

legislation and Convention on avoiding double taxation between Ukraine and the Netherlands, Astelit paid withholding tax at 2%. Astelit filed a suit to cancel tax notice, which imposed Astelit to pay additional UAH 11,651 (equivalent to $739 as at 31 December 2014). The High Administrative Court decided in favor of Tax Administration on 27 March 2014. Therefore, Astelit paid the aforementioned amount on 4 April 2014. Also, additional penalty based on 120% of NBU’s daily rate will be paid to the Tax Authority according to the court decision. The court has decided that Euroasia status as financial institution must be defined under Ukrainian law.

On 27 June 2014, Astelit filed an application to the Supreme Court for review of abovementioned decision and proof that Dutch legislation should be applied. On 14 July 2014, the High Administrative Court applied Astelit’s admission for review in Supreme Court.

On 2 December 2014, the Supreme Court has rejected Astelit`s appeal completely. The proceeding is closed. The initial tax decision regarding additional WHT paid (UAH 11,651 (equivalent to $739 as at 31 December 2014)) and ETH qualification as nonfinancial institution remain in force.

Based on negative court decision, Ukrainian Tax Authority invited Astelit’s representatives to the meeting and proposed to pay voluntarily the difference of WHT up to 10% and 3% of tax fine for the period of 2011-2012. Astelit paid this difference amounting to UAH 4,105 (equivalent to $260 as at 31 December 2014) in December 2014.

Based on the management opinion, provision amounting to UAH 4,806 (equivalent to $305 as at 31 December 2014) has been set for the penalty risks belonging to years 2009-2010-2011 and 2012 in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: $3,389).

Commitments and Contingencies related to Superonline

Penalty issued to Turkcell Superonline regarding infrastructure excavation

On 13 January 2011 and 28 October 2011 Ankara Municipality issued penalties of TL 8,863 (equivalent to $3,822 as at 31 December 2014) and TL 235 (equivalent to $101 as at 31 December 2014) to Turkcell Superonline related to infrastructure excavation.

Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel the penalties. Turkcell Superonline’s stay of execution application was rejected.

Turkcell Superonline objected the decisions. The objections related to penalty issued on 13 January 2011 amounting to TL 8,863 (equivalent to $3,822 as at 31 December 2014) were also rejected by Regional Administrative Court. In addition, Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel the penalty which was issued on 28 October 2011 amounting to TL 235 (equivalent to $101 as at 31 December 2014); Turkcell Superonline’s stay of execution application is rejected.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Ankara Administrative Courts for the annulment of penalties was concluded. According to the decision which was notified to Turkcell Superonline on 31 July 2012, penalties amounting to TL 9,098 (equivalent to $3,923 as at 31 December 2014) was cancelled by the court. Ankara Metropol Municipality appealed the decision. Ankara Municipality demanded for issue of stay order with petition of appeal but at this stage, this application was rejected. State Council approved the decision. Ankara Metropolitan Muncipality applied for correction of the decision. This application for correction of the decision was also rejected, and the decision was finalized.

Order of payment notified to Turkcell Superonline according to universal service fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 (equivalent to $514 as at 31 December 2014) for insufficient payments made by Turkcell Superonline for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders. Based on the management decision, TL 1,203 (equivalent to $519 as at 31 December 2014) was paid on 7 December 2011 with its accrued interest. On 21 December 2011, based on the scope of Share Purchase Agreement, Turkcell Superonline sent a notice in order to receive payment from Demir Toprak Ith. Ihr. ve Tic. A.S., Sinai ve Mali Yatirimlar Holding A.S. and Endustri Holding AS. Any payment has not been received as of 31 December 2014. Said payment shall be reimbursed in case of execution of suspension or the Court’s decision in favor of Turkcell Superonline. On 28 November 2012, two of the said order of payments, each amounting to TL 330 (equivalent to $142 as at 31 December 2014) and TL 450 (equivalent to $194 as at 31 December 2014) were cancelled in favor of Turkcell Superonline which were notified on 23 January 2013 and 28 January 2013, respectively. The said cancellation decisions were appealed by Beykoz Tax Administration but this application was rejected, decisions were approved. Turkcell Superonline filed two lawsuits for repayment of TL 410 (equivalent to $177 as at 31 December 2014) and TL 558 (equivalent to $241 as at 31 December 2014). The other two cases were rejected by the court, those decisions were appealed. The appeals about cases related to both order of payments amounting to TL 68 (equivalent to $29 as at 31 December 2014) and TL 354 (equivalent to $153 as at 31 December 2014) were accepted by Council of State in favor of Turkcell Superonline. As regards the dispute amounting to TL 68 (equivalent to $29 as at 31 December 2014), the Court decided to comply with the Council of State’s decision for setting the previous award aside and to cancel the payment order in favor of Turkcell Superonline.

Dispute with Fokus Insaat ve Turizm San. Tic. AS

Ankara Incity Fiber Optic Cabling Infrastructure Implementation contract was signed by Fokus Insaat ve Turizm San. Tic. A.S. (“Fokus”) and Turkcell Superonline. Fokus had cancelled the contract and filed a lawsuit for damages on 24 April 2013. Fokus requested TL 10,636 (equivalent to $4,587 as at 31 December

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

2014) for the unpaid fee of the completed works and also TL 24,997 (equivalent to $10,780 as at 31 December 2014) for the work order given jobs together with the applicable past-due interest. Additionally, it was stated that TL 53,756 (equivalent to $23,182 as at 31 December 2014) was reserved for revenue loss.

Turkcell Superonline had filed a lawsuit against Fokus Insaat ve Turizm San. Tic. A.S. (“Fokus”) because of unfair termination of the agreement and obstinacy. Total value of this action was TL 9,324 (equivalent to $4,021 as at 31 December 2014).

The two cases were merged by the court according to the application of Turkcell Superonline. When the lawsuit was in the process of technical expert examination, Parties reconciled and submitted mutual withdrawal petition. Both cases were rejected because of the mutual withdrawal by the court. Decisions were finalized.

The Company’s share of contingent liabilities in joint ventures and associates

	2014	2013
Contingent liabilities incurred by the Group arising from its interests in A-tel	—	—
Contingent liabilities incurred by the Group arising from its interests in Fintur	—	—
Group’s share of Fintur’s contingent liabilities	475	37,101
Group’s share of A-tel’s contingent liabilities	—	—

	475	37,101

35.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 December 2014 and 2013, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $15,053, $16,911 and $14,964 for the years ended 31 December 2014, 2013 and 2012, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Due from related parties—short term	2014	2013
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	2,546	622
Vimpelcom OJSC (“Vimpelcom”)	808	1,570
Megafon OJSC (“Megafon”)	504	439
GSM Kazakhstan Ltd (“Kazakcell”)	489	700
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”)	429	1,378
Kyivstar GSM JSC (“Kyivstar”)	2	268
T-Medya	—	2,979
Other	801	2,056

	5,579	10,012

Due from related parties short term is shown net of allowance for doubtful debts amounting to $34 as at 31 December 2014 (31 December 2013: $65).

Due to related parties—short term	2014	2013
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	4,058	2,847
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	3,049	3,535
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”)	1,505	362
A-Tel	—	32,212
Other	2,012	3,322

	10,624	42,278

Due from KVK Teknoloji, mainly resulted from simcard and scratch card sales to this company.

Due from Vimpelcom, resulted from interconnection and roaming services.

Due from Megafon, resulted from interconnection and roaming services.

Due from Kazakcell, a subsidiary of Fintur and Sonera Holding, mainly resulted from roaming services and software development sales.

Due from Krea, an investment of Cukurova Group, mainly resulted from receivables from call center revenues.

Due from Kyivstar, mainly resulted from interconnection, roaming and international traffic carriage services.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

As of 31 December 2014, the Company’s shares on T-Medya was sold to Bereket Holding A.S. Furthermore, Cukurova Holding, one of the principal shareholders’ of the Company, who had announced that their shares on T-Medya were transferred to a third party. Therefore, as at 31 December 2014 T-Medya is not listed as related party and due from T-Medya is presented in trade receivables.

Due to KVK Teknoloji resulted from the payables for sales commissions, terminal purchases and payables in relation to assigned receivables from KVK.

Due to Hobim resulted from invoice printing services and subscription documents services rendered by this company.

Due to Krea mainly resulted from the content services rendered by this company

Turkcell’s ownership in A-tel has been transferred to Bereket Holding A.Ş. for a consideration of TL 31,025 (equivalent to $14,306 as at transaction date) within the context of the Share Sale Agreement signed on 27 August 2014. Due to A-Tel, a 50-50 joint venture of the Company and Bilgin Holding AS as of 31 December 2013 is resulted from accrual for provision as detailed in Note 34.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 31.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

Revenue from related parties	2014	2013	2012
Sales to KVK Teknoloji
Simcard and prepaid card sales	196,432	303,796	395,859
Sales to Kyivstar
Telecommunications services	31,779	49,301	47,316
Sales to Vimpelcom
Telecommunications services	22,162	15,883	11,292
Sales to Megafon
Telecommunication services	14,016	10,117	5,454
Sales to Teliasonera International
Telecommunications services	8,244	6,806	6,434
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	5,014	5,834	4,992
Sales to Krea
Call center revenues, fixed line services, rent and interest charges	4,925	8,842	11,440
Sales to A-Tel
Simcard and prepaid card sales	—	—	5,660

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Related party expenses	2014	2013	2012
Charges from KVK Teknoloji
Dealer activation fees and others	51,616	39,925	20,078
Charges from Kyivstar
Telecommunications services	31,993	44,515	40,511
Charges from Hobim
Invoicing and archiving services	16,529	21,994	22,630
Charges from Teliasonera International
Telecommunications services	6,964	8,665	8,302
Charges from Vimpelcom
Telecommunications services	6,263	6,765	5,986
Charges from Krea
Digital television broadcasting services	5,936	4,863	9,130
Charges from Megafon
Telecommunications services	5,822	7,787	4,498
Charges from Millenicom
Telecommunications services	3,433	3,693	4,261
Charges from A-Tel (*)
Dealer activation fees and others	—	—	32,561

(*)	Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for year ended 31 December 2012 amounting to $13,262 and provision amounting to $19,299 for the year ended 31 December 2012.

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the year ended 31 December 2014 is TL 1,165,998 (equivalent to $502,824 as at 31 December 2014) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period (31 December 2013: TL 615,491 (equivalent to $288,381 as at 31 December 2013).

Additionally, the Group made handset purchases from KVK for the sale of the product and marketing activities to subscribers.

Agreements with Kyivstar:

Alfa Group, one of the shareholders of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with Vimpelcom:

Vimpelcom, a subsidiary of Alfa Group, is rendering and receiving call termination, roaming and international traffic carriage services.

Agreements with Megafon:

Megafon, a subsidiary of Sonera Holding, is rendering and receiving call termination, roaming and international traffic carriage services.

Agreements with Teliasonera International:

Teliasonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving call termination, roaming and international traffic carriage services.

Agreements with Millenicom:

European Telecommunications Holding AG, a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services.

Agreements with Krea:

Krea, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s shareholders, Cukurova Group. SDIF took over the management of Krea in 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

There are no specific agreements between Turkcell and digital channels branded under Digiturk name. Every year, as in every other media channel, standard ad spaces are purchased on a spot basis. Also, Krea provides instant football content related to Spor Toto Super League to the Company to be delivered to mobile phones and tablets.

The Company has an agreement for call center services provided by the Company’s subsidiary Turkcell Global Bilgi.

The Company has agreements for fixed telephone, leased line, corporate internet, and data center services provided by the Company’s subsidiary Turkcell Superonline.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with monthly invoice printing services, manages archiving of invoices and subscription documents. Prices of the agreements are determined through alternative proposals’ evaluation.

Legal restrictions on related party transactions

Notifications of levy against Cukurova Holding AS sent by various creditors

As per the notifications of levy sent by different Executive Directorates on various dates, the Company has been informed about seizure decisions on the rights and receivables and assets of the Company in the amount of TL 175,434 (equivalent to $75,654 as at 31 December 2014). However, as the dematerialized shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

Attachment levied by SDIF against Cukurova Holding AS

The Company has been informed about 2 different seizure decisions taken on the rights, receivables and assets of Cukurova Holding A.S. in the amount of TL 1,014 (equivalent to $437 as at 31 December 2014) in the Company due to the debts of Cukurova Holding A.S. to SDIF. However, as the dematerialized shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

36.	Subsidiaries

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2014 and 2013 are as follows:

Subsidiaries Name	Country of Incorporation	Business	Effective Ownership Interest
			31 December 2014 (%)	31 December 2013 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline	Turkey	Telecommunications	100	100
Turkcell Satis ve Dagitim Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS	Turkey	Radio and television broadcasting	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri Servisi AS	Turkey	Telecommunications	100	100
Beltur Coöperatief U.A.	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	100
Global Odeme Hizmetleri AS*****	Turkey	GSM services	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech LLC	Republic of Belarus	Research and Development	78	78
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	28
Turktell Uluslararasi Yatirim Holding AS**	Turkey	Telecommunications investments	—	100
Global FLLC*	Republic of Belarus	Customer relations management	—	100
Talih Kusu Altyapi Hizmetleri AS***	Turkey	Telecommunications investments	—	100
Fizy Iletisim AS****	Turkey	Music and video broadcasting	—	70

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

*	It has been decided to liquidate Global FLLC on 28 November 2013. The liquidation has been completed as at 9 October 2014.
**	Turktell Uluslararasi Yatirim Holding AS is entirely acquired by Turkcell and the process has been completed by 24 December 2014.
***	Talih Kusu Alt Yapi Hizmetleri AS is entirely acquired by Turkcell Superonline and the process has been completed by 18 December 2014.
****	Fizy is entirely acquired by Turktell Bilisim Servisleri AS and the process has been completed by 18 December 2014.
*****	The registered name of the entity was changed from Global Odeme Sistemleri AS to Global Odeme Hizmetleri AS in February 2015.

Details of non-wholly owned subsidiaries that have material non-controlling interests to the Group are disclosed below:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non-controlling interest		Profit / (loss) allocated to non-controlling interests		Accumulated non-controlling interests
		31 December 2014	31 December 2013	31 December 2014	31 December 2013	31 December 2014	31 December 2013
Eurasia	Netherlands/Ukraine	44.96	44.96	(217,753)	(14,710)	(218,557)	(121,101)
Inteltek	Turkey	45.00	45.00	16,507	13,563	49,500	36,855
Individually immaterial subsidiaries with non-controlling interest				6,907	2,423	3,989	(809)

				(194,339)	1,276	(165,068)	(85,055)

Summarized financial information in respect of Euroasia and Inteltek is set out below. The summarized financial information below represents amounts before intragroup eliminations.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Euroasia

	31 December 2014	31 December 2013
Current assets	46,655	36,235
Non-current assets	203,393	441,451
Current liabilities	740,787	746,182
Non-current liabilities	5,467	11,784
Deficit in equity	(496,206)	(280,280)

	2014	2013	2012
Revenue	347,183	449,796	405,417
Expenses	(831,508)	(482,515)	(461,485)

Loss for the year	(484,325)	(32,719)	(56,068)

Other comprehensive income / (loss) for the year	268,399	—	(65)

Net cash inflow from operating activities	68,601	76,382	116,870
Net cash outflow from investing activities	(42,601)	(65,298)	(79,203)
Net cash inflow / (outflow) from financing activities	(5,000)	(46,450)	1,078
Effects of foreign exchange rate fluctuations on cash and cash equivalents	(12,093)	13	(14)

Net cash inflow / (outflow)	8,907	(35,353)	38,731

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

As at and for the year ended 31 December 2014

(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

Inteltek

	31 December 2014	31 December 2013
Current assets	130,973	99,794
Non-current assets	10,560	13,849
Current liabilities	12,267	13,050
Non-current liabilities	19,265	18,694
Equity	110,001	81,899

	2014	2013	2012
Revenue	58,297	56,539	51,771
Expenses	(21,614)	(26,398)	(22,890)

Profit for the year	36,683	30,141	28,881

Other comprehensive (expense) / income for the year	(8,578)	(13,977)	3,235

Net cash inflow from operating activities	19,648	16,487	30,713
Net cash inflow from investing activities	13,899	3,238	11,715
Net cash outflow from financing activities	—	(1,123)	(19,250)
Effects of foreign exchange rate fluctuations on cash and cash equivalents	1,251	2,691	(588)

Net cash inflow	34,798	21,293	22,590

37.	Subsequent events

Turkcell Board of Directors has decided to convene the Annual General Assembly Meeting of the Company pertaining to the years of 2010, 2011, 2012, 2013 and 2014 on 26 March 2015.

The NCCIR announced in December 2014 that a tender making the 3G license available would take place on 16 February 2015. The tender was held on 23 February 2015. Astelit submitted a bid of UAH 3,355,400 (equivalent to $212,791 as of 31 December 2014) and was awarded the first lot, which is the 1920-1935 / 2110-2125 MHz frequency band. Official notification was received from the NCCIR on 2 March 2015 and the license payment will be made within 30 days.

Sureyya Ciliv, CEO of the Group, resigned from his position, effective from 31 January 2015. The Company’s Board of Directors decided that the Chief Technology Group Officer Ilker Kuruoz will be the acting CEO. The appointment process of a new CEO has been initiated.

There are no other material subsequent events that might require adjustment or disclosure except for the disclosed events stated above and in the other notes to the consolidated financial statements.