Form 20-F
period 2015-12-31
TURKCELL ILETISIM HIZMETLERI A S
filed 2016-03-18
CIK 1071321

As filed with the Securities and Exchange Commission on March 18, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Turkcell Kucukyali Plaza

Aydinevler Mahallesi Inonu Caddesi No:20 Kucukyali Ofispark B Blok

Maltepe

Istanbul, Turkey

(Address of Principal Executive Offices)

Mr. Nihat Narin

Telephone: +90 212 313 1244

Facsimile: +90 216 504 4058

Turkcell Kucukyali Plaza

Aydinevler Mahallesi Inonu Caddesi No:20 Kucukyali Ofispark B Blok

Maltepe

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

This is the 2015 annual report for Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey. The “Company”, “we”, “us”, “our”, and similar terms refer to Turkcell, its predecessors, and its consolidated subsidiaries, except as the context otherwise requires.

Our audited Consolidated Financial Statements as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

We have not independently verified the information in industry publications or market research, although management believes the information contained therein to be reliable. We do not represent that this information is accurate.

The methodology for calculating performance measures such as subscriber numbers, average revenue per user (“ARPU”) and churn rates varies substantially among operators and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that would probably result from the use of a single methodology. In addition, subscriber numbers in the mobile communications sector may be difficult to calculate as a result of individuals having more than one SIM card or SIM cards being removed due to periods of inactivity. The differing methodologies for calculating these performance indicators make it difficult to draw comparisons between these figures for, and to determine the relative market share of, different mobile operators.

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

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this annual report, including, without limitation, in conjunction with the forward-looking statements listed below, and include, among others, the following:

•	competition in our main market;

•	increased competition and/or the entrance of new direct and indirect competitors in the market due to new applications and regulatory changes in Turkey with respect to certain technologies;

•	the recent transition in our senior management team, the refocusing of our business strategy in Turkey and the execution of this strategy;

•	failure to successfully integrate and manage the new opportunities we pursue, particularly our new 4.5G license, consumer finance company established in 2015, new business models, new technologies and international activities;

•	regulatory decisions and changes in the regulatory environment, in particular the ICTA’s decisions in 2013, 2014 and 2015 and in the future;

•	managing changes in our liquidity position and increased indebtedness and finance costs, which will further increase if we are successful in our bid to acquire TeliaSonera’s stake in Fintur and Kcell;

•	failure to abide by the requirements of our licenses or applicable regulations;

•	economic and political developments in Turkey and internationally;

•	exposure to certain risks through our interests in associated companies, especially due to political instability in Ukraine and an increase in our exposure there resulting from the buyout of SCM’s interest in lifecell/Euroasia;

•	foreign exchange rate risks, which will increase if we are successful in our bid to acquire TeliaSonera’s stake in Fintur and Kcell;

•	reduction in cash generated from operations and increased capital needs, which may increase our borrowing requirements, and consequently, our finance costs and exposure to the risks associated with borrowing;

•	our ability to deal with spectrum limitations;

•	zoning limitations related to our Base Transceiver Stations (“BTS”) and potential increase in coverage requirements;

•	potential liability and possible reduced usage of mobile phones as a result of alleged health risks related to BTSs and the use of handsets;

•	our dependence on certain suppliers for network equipment and the provision of data services;

•	Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders;

•	our dependence on certain systems and suppliers for network technology and IT services and our exposure to potential natural disasters, regular or severe IT and network failures, human error, security breaches and other cybersecurity incidents and IT migration risk;

•	technological changes in the telecommunications market;

•	our dependence on third party providers to help us navigate the regulatory, security and business risks of industries where we traditionally do not compete;

•	our ability to retain key personnel and distributors;

•	legal actions and claims to which we are a party; and

•	limitations of the effectiveness of our internal control over financial reporting.

All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A Selected Financial Data

Our audited annual Consolidated Financial Statements including our consolidated statements of financial position as of December 31, 2015 and 2014 and our consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows for the three years in the period ended December 31, 2015 (“Annual Consolidated Financial Statements”) included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Effective from the fourth quarter of 2015, our financial statements will be presented in TRY only, the currency in which we recognize the majority of our revenues and expenses. We will no longer present financial statements in USD. This change will allow us to align our Turkish and US reporting.

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, our audited Consolidated Financial Statements as of December 31, 2015 and 2014 and the related consolidated statements of profit and loss, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2015, 2014 and 2013, and the related notes appearing elsewhere in this annual report.

The following table presents our selected consolidated statements of operations, statement of financial position and cash flows data as of and for each of the years in the three-year period ended December 31, 2015, presented in accordance with IFRS as issued by the IASB which have been derived from our audited Consolidated Financial Statements as of and for the year ended December 31, 2015; and our selected consolidated statements of operations, statement of financial position and cash flows data as of and for each of the years in the two-year period ended December 31, 2012, presented in accordance with IFRS as issued by the IASB which have been derived from our accounting records as of and for the years ended December 31, 2012 and 2011. Our financial statements for 2012 and 2011 were originally published in US dollars and were audited.

	2015	2014	2013	2012	2011
	(Million TRY, except share data and certain other data)
Selected Financial Data Prepared in Accordance with IFRS as Issued by the IASB
Consolidated Statement of Operations Data
Total revenues	12,769.4	12,043.6	11,407.9	10,507.0	9,370.1
Direct cost of revenues(1)	(7,769.5)	(7,383.9)	(7,063.9)	(6,487.3)	(5,954.3)
Gross profit	4,999.9	4,659.7	4,344.0	4,019.7	3,415.8
Other income	44.5	58.9	35.5	32.3	54.0
Administrative expenses	(625.3)	(562.7)	(550.3)	(484.2)	(410.9)
Selling and marketing expenses	(1,901.9)	(1,974.6)	(1,843.6)	(1,705.7)	(1,684.9)
Other expenses	(270.4)	(135.2)	(94.4)	(137.5)	(272.5)
Results from operating activities	2,246.8	2,046.1	1,891.2	1,724.6	1,101.5
Finance income	756.1	955.4	759.9	691.7	545.6
Finance costs	(799.5)	(1,247.0)	(204.6)	(224.2)	(528.3)
Net finance income/(costs)	(43.4)	(291.6)	555.3	467.5	17.3
Monetary gain(2)	—	205.1	176.9	169.9	273.5
Share of profit of equity accounted investees(3)	367.3	207.3	297.3	218.5	227.1
Profit before income taxes	2,570.7	2,166.9	2,920.7	2,580.5	1,619.4
Income tax expense	(667.1)	(730.4)	(591.4)	(522.5)	(485.0)
Profit for the period	1,903.6	1,436.5	2,329.3	2,058.0	1,134.4

	2015	2014	2013	2012	2011
	(Million TRY, except share data and certain other data)
Attributable to:
Equity holders of the Company	2,067.7	1,864.7	2,325.9	2,079.0	1,177.7
Non-controlling interest	(164.1)	(428.2)	3.4	(21.0)	(43.3)
Profit for the period	1,903.6	1,436.5	2,329.3	2,058.0	1,134.4
Basic and diluted earnings per share	0.94	0.85	1.06	0.95	0.54
Consolidated Statement of Financial Position Data (at period end)
Cash and cash equivalents	2,918.8	9,031.9	8,128.9	6,998.9	4,738.4
Total assets	26,207.3	23,694.2	21,284.6	18,687.4	17,186.7
Long-term debt(4)	3,487.8	1,247.9	1,528.5	1,103.8	1,997.3
Total debt(5)	4,214.2	3,697.7	3,332.5	3,039.6	3,528.6
Total liabilities	11,788.4	6,983.6	6,549.5	5,923.7	6,360.3
Share capital	2,200.0	2,200.0	2,200.0	2,200.0	2,200.0
Total equity/net assets	14,418.9	16,710.6	14,735.1	12,763.7	10,826.4
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000
Consolidated Cash Flows Data
Net cash generated by operating activities	1,901.3	1,990.8	2,210.6	2,122.7	1,996.0
Net cash (used in)/ generated by investing activities	(3,830.9)	(1,378.0)	(1,085.5)	543.4	(2,716.0)
Net cash generated by/(used in) financing activities	(4,619.5)	93.0	(230.5)	(309.9)	48.1
Other Financial Data
Dividends declared or proposed(6)(7)	—	794.0	990.0	885.0	503.0
Dividends per share (declared or proposed)(7)	—	0.36	0.45	0.40	0.23
Gross margin(8)	39%	39%	38%	38%	37%
Adjusted EBITDA(9)	4,140.5	3,761.8	3,544.5	3,241.5	2,912.9
Capital expenditures	8,536.2	2,144.8	1,822.3	1,738.8	1,636.1

(1)	Direct cost of revenues includes payments for our treasury share (the amount paid to the government under our license) and universal service fund, transmission fees, base station rent and energy expenses, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses, roaming charges, interconnection fees, costs of simcards sold, handset costs where we are the principal in the sale of handsets and personnel expenses related to our technicians.
(2)	See Note 2 (Basis of preparation) to our Consolidated Financial Statements in this Form 20-F for information regarding monetary gain.
(3)	Share of profit of equity accounted investees primarily includes the income related to our 41.45% and 50.00% stake in Fintur Holdings B.V. (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri A.S. (“A-Tel”), respectively. Fintur currently holds all of our international mobile communications investments other than those related to our operations in Northern Cyprus, Ukraine, Belarus and Germany. The service provider and distribution agreement with A-Tel was annulled via notification dated January 31, 2012, which was effective from August 1, 2012. Turkcell’s ownership in A-Tel was sold to Bereket Holding A.S. for a consideration of TL 31.0 million pursuant to the Share Sale Agreement signed on August 27, 2014. See Note 16 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.
(4)	Long-term debt consists of long-term loans and borrowings, debt securities issued as well as long-term lease obligations.
(5)	Total debt consists of long-term and short-term loans and borrowings, debt securities issued as well as lease obligations excluding currency swap contracts and option contracts.
(6)	The Ordinary General Assembly meeting of our Company pertaining to the years 2010, 2011, 2012, 2013 and 2014 approved a dividend in respect of these years amounting to TRY 3,925 million, which represented 42.5% of net distributable income. The dividend was paid to shareholders on April 6, April 8 and April 13, 2015.
(7)	Dividends per share was computed over 2,200,000,000 shares. The dividend per share were TRY0.23, TRY 0.40, TRY 0.45 and TRY 0.36 for the years ended 2011, 2012, 2013 and 2014 respectively (equivalent to $0.08, $0.14, $0.15 and $0.12 respectively as of December 31, 2015).
(8)	Gross margin is calculated as gross profit divided by total revenues.
(9)	Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, income tax expense, other income, other expense, monetary gain, share of profit of equity accounted investees and depreciation and amortization.

Non-IFRS measures

Adjusted EBITDA is a non-GAAP financial measure that is defined as the profit of the Company for the period before finance income, finance costs, income tax expense, other income, other expense, monetary gain, share of profit of equity accounted investees and depreciation and amortization. Our management reviews Adjusted EBITDA as a key indicator each month to monitor our financial performance. Net income is also considered by our management as an indicator for our overall business performance which includes results from our operations, financing and investing activities. Adjusted EBITDA is not a measurement of financial performance under IFRS and should not be construed as a substitute for profit for the period as a measure of performance or cash flow from operations as a measure of liquidity.

We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation and amortization of tangible and intangible assets (affecting relative depreciation and amortization expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS.

Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it excludes share of profit of equity announced investees;

•	it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	it excludes depreciation, amortization and impairments and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	it does not reflect other income and expense items which are generally outside the scope of our ordinary operations and mostly non-recurring;

•	it is not adjusted for all non-cash income or expense items that are reflected in our consolidated statement of cash flows; and

•	other companies in our industry may calculate this measure differently from how we do, which may limit its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our results under IFRS and using Adjusted EBITDA measures only supplementally. See “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements contained elsewhere in this annual report.

The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

	Year ended December 31,
	2015	2014	2013	2012	2011
	(Million TRY)
Adjusted EBITDA	4,140.5	3,761.8	3,544.5	3,241.5	2,912.9
Finance income/(costs)	(43.4)	(291.6)	555.3	467.5	17.3
Monetary gain	—	205.1	176.9	169.9	273.5
Other operating income/(expense)	(225.9)	(76.3)	(58.9)	(105.2)	(218.5)
Share of profit of equity accounted investees	367.3	207.3	297.3	218.5	227.1
Depreciation and amortization	(1,667.8)	(1,639.4)	(1,594.4)	(1,411.7)	(1,592.9)
Consolidated profit before income tax	2,570.7	2,166.9	2,920.7	2,580.5	1,619.4
Income tax expense	(667.1)	(730.4)	(591.4)	(522.5)	(485.0)
Profit for the period	1,903.6	1,436.5	2,329.3	2,058.0	1,134.4

The following table presents selected operational data:

I. Operating Results

	As of and for the year ended December 31,
	2015	2014	2013
Industry Data
Population of Turkey (in millions)(1)	78.7	77.7	76.7
Turkcell Data(2)
Number of mobile postpaid subscribers at end of period (in millions)(3)	16.6	15.2	14.0
Number of mobile M2M subscribers at end of period (in millions)	1.9	1.5	1.4
Number of mobile prepaid subscribers at end of period (in millions)(3)	17.4	19.4	21.2
Number of fiber subscribers at end of period (in thousands)	899.4	735.1	570.0
Number of ADSL subscribers at end of period (in thousands)	620.8	456.2	275.4
Number of IPTV subscribers at end of period (in thousands)	223.7	60.1	—
Total subscribers at end of period (in millions)(3)	35.8	35.9	36.0
Mobile average monthly revenue per user (in TRY)(4)	24.5	22.5	21.7
Postpaid	38.5	37.7	37.3
Postpaid (excluding M2M)	42.7	41.5	41.1
M2M	3.3	3.2	3.4
Prepaid	12.4	11.6	11.8
Fixed Residential average monthly revenue per user (in TRY)(4)	48.7	47.4	44.4
Mobile average monthly minutes of use per subscriber(5)	296.6	275.3	259.3
Mobile Churn(6)	27.3%	28.3%	27.4%
Fixed Churn(7)	16.7%	17.7%	17.0%
Number of Turkcell employees at end of period	3,851	3,319	3,316
Number of employees of consolidated subsidiaries at end of period(8)	12,798	12,311	10,999

(1)	The population of Turkey for 2015, 2014 and 2013 is based on TUIK’s announcements.
(2)	For a discussion of how these metrics affect our revenues, please see “Item 5A. Operating Results,—VI. Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014—a. Revenues”.
(3)	Subscriber numbers do not include subscribers in Ukraine, Belarus, Northern Cyprus and Germany or those of Fintur subsidiaries.
(4)	We calculate average revenue per user (“ARPU”) using the weighted average number of our mobile and fixed subscribers in Turkey during the period.
(5)	Average monthly minutes of use per subscriber is calculated by dividing the total number of incoming and outgoing airtime minutes of use by the average monthly sum of postpaid and prepaid mobile subscribers in Turkey for the year divided by twelve.
(6)	Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to our mobile subscribers in Turkey that are both voluntarily and involuntarily disconnected from our network. Additionally, in the fourth quarter of 2015, 379 thousand subscriptions which were not topped-up within the stipulated period were also disconnected.
(7)	Fixed churn rate represents the rate of subscriber disconnections during a certain period and is calculated by dividing the total number of subscriber disconnections during a certain period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to our fixed subscribers in Turkey that are both voluntarily and involuntarily disconnected from our network. Fixed churn rate includes switches between Fiber and ADSL.
(8)	See “Item 6.D. Employees” for information concerning our consolidated subsidiaries.

II. Exchange Rate Data

The Federal Reserve Bank of New York does not report, and historically has not reported, a noon buying rate for the Turkish Lira. For the convenience of the reader, this annual report presents translations of certain Turkish Lira amounts into U.S. Dollars at the relevant Turkish Lira exchange rate for purchases of U.S. Dollars at the $/TRY exchange rate announced by the Central Bank of

Republic of Turkey (“CBRT”). The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to TRY from the functional currency of the foreign operation at foreign exchange rates prevailing at the reporting date. The income and expenses of foreign operations are translated to TRY at monthly average exchange rates excluding foreign operations in hyperinflationary economies which are translated to TRY at exchange rates at the reporting date.

The income and expenses of foreign operations in hyperinflationary economies are translated to TRY at the exchange rate at the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies, their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date. As stated in the annual monetary and exchange rate policy announcements of the CBRT, which have been published since 2002, the foreign exchange rate is not a policy tool or target; it is determined by the supply and demand conditions in the market. Along with inflation targeting, the CBRT announced that it will continue to support financial stability and the implementation of the floating exchange rate regime in 2016.

The hyperinflationary period in Turkey ceased by December 31, 2005 and commenced in Belarus on January 1, 2011 and ceased by January 1, 2015. Accordingly, the economy of Belarus was considered to transit out of hyperinflationary status and determined to cease applying IAS 29 starting from January 1, 2015.

The following table sets forth, for the periods and the dates indicated, the CBRT’s buying rates for U.S. Dollars. These rates may differ from the actual rates used in preparation of our Consolidated Financial Statements and other information appearing herein. The $/TRY exchange rate on March 10, 2016 was TRY 2.908= $1.00.

	2016(2)(3)	2015(2)	2014(2)	2013(2)	2012(2)	2011(2)
High	3.050	3.060	2.367	2.160	1.889	1.907
Low	2.904	2.278	2.071	1.746	1.734	1.496
Average(1)	2.966	2.720	2.188	1.901	1.793	1.670
Period End	2.908	2.908	2.319	2.134	1.783	1.889

Source: CBRT

(1)	Calculated based on the average of the daily exchange rates of each month during the relevant period.
(2)	These columns set forth the CBRT’s buying rates for U.S. Dollars expressed in Turkish Lira.
(3)	Through March 10, 2016.

	March 2016(1)	February 2016	January 2016	December 2015	November 2015	October 2015
High	2.961	2.967	3.050	2.970	2.920	3.025
Low	2.908	2.904	2.918	2.877	2.804	2.867

Source: CBRT

(1)	Through March 10, 2016.

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

Competition in the Turkish telecommunications market may adversely affect the growth of our business and our financial condition.

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

In this market, we currently face intensifying competition from two other operators, Vodafone and Turk Telekom Group, including its wholly-owned subsidiary Avea. As part of the changes to our strategy announced in 2015, we have begun taking an integrated approach to the mobile, fixed and TV businesses. When viewing mobile and fixed as a single converged market, we are the second largest player in Turkey in terms of revenue, after the Turk Telekom Group, whereas when viewing the mobile market alone, we are the market leader.

In light of this newly-defined strategy and market, our aim is to solidify our position in Turkey as a converged communications and technology services company. However, our convergence strategy faces numerous challenges, including gaining access to infrastructure, particularly from the incumbent operator, and to content. We also face the challenge of building or acquiring required assets at a reasonable cost. Furthermore, within our own organization, legal impediments prevent us from freely marketing all of our services to all of our subscribers.

As other operators in Turkey are also moving towards converged services, aggressively priced converged offers may have an adverse effect on our revenue, ARPU and our market share. Furthermore, convergence may increase the level of competition from other operators that have not been our traditional competitors, such as television service providers, that may prevent us from acquiring new customers. On the other hand, our market position may be adversely impacted if we fail to provide converged services on a timely or competitive basis relative to our competitors.

Turkey’s principal telecommunications regulator, the ICTA, has interfered, and may continue to interfere, with our ability to price our services and respond to competitive pressures. Regulatory actions such as the ICTA’s regulations on our retail pricing and the ICTA’s ongoing pressure on interconnection rates and maximum retail prices have also been, and will likely continue to be, a significant factor in shaping the development of the Turkish market and in our ability to respond to changes in the market. Regulatory actions have often favored our competitors, and have facilitated increased competition. It is also possible that the ICTA may act to regulate converged offers, and we cannot predict the impact that such regulation will have on our ability to execute our convergence strategy and on our competitive position. Furthermore, sub-brand initiatives of the existing competitors, and new licenses and authorizations issued by the regulator such as Fixed Telephony Service (“FTS”) and Mobile Virtual Network Operator (“MVNO”) licenses have made it easier and/or more attractive for new direct and indirect competitors to enter the market.

Competition has also been affected by the increasing use of applications and services that make use of the internet as a substitute (namely “over the top” or “OTT” services) for some of our more traditional services, such as messaging and voice. These have had an adverse impact on our revenues which may in the future be material. Reduced demand for our core services of voice, messaging and data could significantly impact our growth and profitability.

With respect to terminals, there is an increasing emphasis in the Turkish market on terminal bundled campaigns. Increased demand for terminal bundled campaigns will continue to lead higher working capital requirements and bad debt expense. Working capital requirements related to terminal financing and bad debt expenses are planned to be managed by our consumer finance company, which commenced operations in 2016.

Competition in the market may also be adversely affected by changes in a number of other areas that are not specific to telecommunications, such as regulatory changes in the financial services industry, which is now more relevant to us following the establishment of our consumer finance company, tax, increases in interest rates, depreciation of the Turkish Lira against U.S. Dollar or Euro, macroeconomic developments and changes in consumer behavior, which could in turn adversely affect our financial results and the development of our business.

Our growth strategy is partly dependent on new investment opportunities, which could affect our business and financial condition, and the return on our investments cannot be guaranteed.

In addition to growing our existing business, our strategy for growth involves selectively seeking and evaluating new investment opportunities and participating in those meeting our criteria. We intend to pursue inorganic growth opportunities both in Turkey and in countries where we believe we can replicate our business model, including countries with a cultural affinity and similar dynamics to our domestic and international markets in order to be able to leverage our experience and technological base. These opportunities may include alliances, such as MVNOs, management service agreements and marketing partnerships, and may be in the area of mobile or fixed telecommunications and services. In accordance with our convergence strategy, the opportunities that we pursue in some markets, including Turkey, may include services that would be adjacent or complementary to services that we already offer in such market. In addition, we may provide services in related areas and also consider investing or increasing our investments in business areas outside of the scope of our core business.

TeliaSonera, our partner in Fintur Holdings B.V. (“Fintur”) through its 58.55% stake, has initiated a process to divest its Eurasian assets. In line with our growth strategy and as the minority (41.45%) shareholder in Fintur (operating in Kazakhstan, Azerbaijan, Georgia and Moldova), we submitted a binding offer to acquire TeliaSonera’s 58.55% stake in Fintur and its 24% direct stake in Kcell JSC (Kazakhstan). No assurance can be given that we will acquire these stakes on commercially viable terms. These acquisitions will entail certain risks, including an increase in our debt, increased exposure to fluctuations in currencies that have been prone to devaluation, increased exposure to countries that have a high risk of corruption and other compliance issues. Furthermore, we will be exposed to risks in our ability to successfully integrate these companies, their systems and their networks and to implement new strategies, and to the reaction of customers, competitors and regulators. If we do not complete these acquisitions, we also face the risk that TeliaSonera may sell to another party, leaving us as a minority shareholder with a new majority shareholder not chosen by us. Should there be a disagreement between us and the other shareholder in the future, no assurance can be given that we will be able to take the course of action that we believe appropriate, including with respect to operational and strategic matters. We may also have difficulty exiting, should we choose to do so, at an acceptable price.

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

In the context of our evaluation of potential investments in the regions we target for international expansion, Turkcell has considered opportunities in countries in the Commonwealth of Independent States (CIS), Eastern Europe, the Balkans and the Middle East and Africa (“MEA”), and may consider such opportunities in the future. Operations in many of these countries are subject to economic, political and other risks. Furthermore, for acquisitions outside of Turkey, current and future E.U., U.S. and international laws and regulations, as well as legal and regulatory actions, targeting certain countries, local companies and individuals may curtail our ability to do business in affected countries and may impede our exercise of control. Turkcell itself, as well as certain of its key employees (notably those who are E.U. or U.S. citizens), could be subject to sanctions under such laws and regulations. Some of the countries and companies in which we have contemplated making investments and in which we may from time to time consider opportunities, such as Iran, Libya and Syria, and certain individuals involved in such companies, have been the specific targets of such laws and regulations. Similarly, jurisdictions in which we have invested may from time to time become subject to sanctions, as has been the case in Crimea. Investors may be reticent to invest in a company doing business in such countries or other countries that may be at risk due to the political instability. These factors could have an adverse effect on the demand for and the price of our shares.

Regulatory decisions and changes in the regulatory environment could adversely affect our business and financial condition.

Our industry is subject to extensive regulation, in Turkey and the other countries in which we operate. Compliance with new and existing laws and regulations has had and is likely to continue to have a significant impact on the ways in which we do business. This may include but is not limited to the impact on our ability to set our pricing and offer new and existing services, including converged services, on customer use of our services, the way we handle, process and store customer data, the terms of our subscriber contracts, the way we can communicate with customers, including in particular our ability to contact subscribers with new converged offers, and our ability to obtain and maintain licenses. Furthermore, the laws, regulations, regulatory orders and licenses under which we operate are subject to interpretation and enforcement by regulators with which we are not always in agreement. Complying with regulations may be costly, and failure to comply may lead to significant penalties, adverse publicity and the loss of licenses in the affected line of business or country and could adversely affect our business and financial condition. Furthermore, our licenses generally have specified terms and renewal is not assured. For more information on regulation and how it may impact our business, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

Pricing is one of the key areas in which we are subject to regulation. The actions of the ICTA and the Ministry of Transport, Maritime Affairs and Communications in our voice, SMS, data, value added services, roaming and interconnection pricing have, and will continue to, negatively affect our pricing and our ability to design and launch campaigns and offers. Consequently, these actions have and will continue to adversely affect our business and financial condition. For more information, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”. In addition, the ICTA has determined and may in the future determine that we are an operator with significant market power and as a result impose certain constraints on us, while imposing less stringent ones on other mobile and fixed telecommunications operators in the market, both of which may adversely affect our business and financial condition. Recently the ICTA imposed new rules regarding the proration of service fees that will lead to revenue loss.

In the areas of customer protection and unsolicited electronic communications for the purposes of direct marketing and processing of personal data, new regulations have been enacted in 2015 that limited our marketing and advertising activities and those that we could undertake for our corporate customers. This may weaken our brand image or limit our flexibility to respond to customer needs immediately or to proactively offer our converged services, which in turn could lead to customer and revenue loss. This has also led to a decline in revenues generated by corporate services such as bulk SMS.

As a result of the establishment of our consumer finance company and our existing operations in mobile finance, we are subject to banking and finance laws and regulations (the principal regulator is the Banking Regulation and Supervision Agency (“BRSA”)), and pursuant to our focus on services such as TV and music, we are subject to broadcasting and copyright laws and regulations. These regulations are different from those that we currently encounter in our core communications business in Turkey and we will need to obtain and develop the expertise required to comply with these laws and regulations, which may be costly.

Any downturn in the economy and instability in the political environment in Turkey and internationally may have an adverse effect on our business and our financial condition.

With a substantial portion of our revenues, assets and business derived from and located in Turkey, and denominated in Turkish Lira, adverse developments in the Turkish economy are likely to have a material adverse effect on our business and financial condition. The performance of the Turkish economy may be affected by global, regional and domestic economic and political developments. In our view, the biggest threats to the global economy, including Turkey, into 2016 are the sustainability of economic growth and the sustainability of current low energy prices, which have generally benefitted the Turkish economy and the country’s current account deficit. The effect of prolonged low energy prices on commodity exporter countries in the region such as Russia, Saudi Arabia and Iran may negatively affect terms of trade between these countries and Turkey. Other potential threats to the Turkish economy result from uncertainty regarding the normalization of U.S. monetary policy, high volatility caused by concerns regarding Chinese growth, continuing Eurozone deflation risks, and geopolitical tensions and instability in Ukraine and the Middle East, including along Turkey’s borders and in the southeastern part of Turkey, in the Commonwealth of Independent States (CIS), the Balkans and Caucasus regions. The Turkish economy is also sensitive to instability in the domestic political environment, which has been a factor in recent years. After the general elections held in June 2015 failed to result in a majority government, early elections that were held on November 1, 2015, which saw another term of single party government and eased political uncertainties. Moreover, political decisions in the local, regional or global arena to limit internet access (including limiting access to YouTube or twitter) may negatively impact our revenues.

The Turkish economy has grown for 24 successive quarters, including growth of 2.9% in 2014 and 3.4% in the first nine months of 2015. If the Turkish economy slows or develops in unexpected ways, this may have an adverse impact on our operations and financial condition.

We hold interests in several companies that may expose us to various economic, business, political, social, financial, liquidity, regulatory and legal risks and may not provide the benefits that we expect, and our pursuit of acquisition opportunities may increase these risks.

Our investments in subsidiaries and associated companies within Turkey and internationally could expose us to economic, political, social, financial, regulatory, currency devaluation and legal risks. These risks have affected and could adversely affect our result of operations and the carrying value of assets in our financial statements. Turkcell Group has investments in emerging markets including Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, the Turkish Republic of Northern Cyprus and Ukraine and has activities that involve other emerging markets. We are also exploring new opportunities, primarily in emerging markets.

Legal systems, institutions, commercial practices and economies in emerging markets tend to be relatively underdeveloped and some may also suffer from relatively high rates of fraud and corruption. Furthermore, through our subsidiaries in Turkey and internationally, we engage in businesses outside of the scope of our core mobile business. These other businesses are subject to risks that are in some respects different from those of our mobile business, such as in our new consumer finance company. We will need to obtain the expertise required to compete and operate in this new business, which may be costly. No assurance may be given that we will succeed and that we will not incur losses that could adversely affect our business and financial condition.

In some countries, we hold our investments with another shareholder or local government and in some cases we are a non-controlling shareholder. Should there be a disagreement between us and other shareholders in the future, no assurance can be given that we will be able to take the course of action we believe is appropriate. In these cases, we may consider exiting, or alternatively increasing our investment in order to take control, which may be costly. Furthermore, some of the countries in which we have businesses or would consider investing, and the companies and individuals that we come into contact with, may be the target of E.U., U.S. and international sanctions, as has occurred in Crimea. There can be no assurance that political, legal, economic, social or other actions or developments in these countries or involving such companies and individuals will not have an adverse impact on our investments and businesses in these countries.

In this regard, we have and are likely to continue to experience issues in some of our international businesses that adversely affect our Company. Recent issues include the following:

•	Our operations in Ukraine may be adversely affected by military actions, political instability, civil unrest and economic problems in that country. Due to increased political instability in the Crimea region, we were eventually obliged to discontinue services there since the fourth quarter of 2014. We impaired our assets in the Crimea region down to their scrap value, while retaining our license and frequency rights. We are currently evaluating our options with respect to the disposal of lifecell’s assets in Crimea and the actions that we may take may raise challenges with respect to compliance with lifecell’s license requirements. Furthermore, the current military and political crisis in the Eastern part (mainly in Donetsk and Luhansk) and with Russia remains unresolved and could lead us to evaluate our options in the Eastern region. The ongoing crisis may further adversely affect the Ukrainian economy and our results of operations in Ukraine and/or the value and security of our assets and operations there. We are unable to predict the likely course or duration of these events, or the extent of the adverse impact that they have had and are likely to have on the telecommunications market dynamics and composition, our investment in Ukraine and our operations there.

•	In Ukraine, the local currency, the Ukrainian Hryvnia (“UAH”), depreciated against the U.S. Dollar by 97% in 2014 and by 52% in 2015. The UAH has depreciated against the U.S. Dollar by 9.1% in 2016 as of March 10, 2016. Furthermore, the National Bank of Ukraine, among other measures, continues to impose certain restrictions on the processing of client payments by banks and on the purchase of foreign currency on the inter-bank market. There remains further currency devaluation risk as the country is suffering from continuing instability as noted above, and has a large current account deficit and high external funding needs. As of December 31, 2015, our outstanding debt balance related to our Ukrainian operations was UAH 3.6 billion (equivalent to TRY 441.8 million). lifecell’s foreign currency revenues were 23% of its total revenues and its foreign currency operational expenses were estimated at 22% of the total as of December 31, 2015.

•	Our development strategy in Ukraine in 2015 was marked by our acquisition of the 44.96% in lifecell that we did not own, with a view to strengthening our regional position, a restructuring of lifecell’s balance sheet, and the acquisition of a 3G license at a cost of UAH 3,355 million (equivalent to TRY 406.5 million as of December 31, 2015) paid in 2015, plus UAH 358 million (equivalent to TRY 43.3 million as of December 31, 2015) paid in 2015 for spectrum conversion and an additional UAH 426 million (equivalent to TRY 51.6 million) committed to be paid and indexed to inflation. These increases in our investment have further increased our country and currency risk exposure. There can be no assurance that we will be able to develop a 3G network on commercially reasonable terms and that we will not experience delays in developing our network, in each case harming our competitive position and the value of our investment.

•	Apart from these economic and political risks, our operations in Ukraine could expose us also to operational, competitive, regulatory and legal risks, all of which may prevent us from delivering our strategic targets. These risks have affected and could adversely affect our result of operations.

•	The economic situation is fragile in Belarus. The country remains vulnerable to global shocks which may trigger renewed weakness in the country’s ability to service its external debt and further depreciation of the local currency, Belarusian Rubles (“BYR”), which could in turn lead to a further reduction in the value of our investment in this country. The BYR depreciated against the U.S. Dollar by 25% in 2014 and further depreciated in 2015 by 57%. Devaluation risks still remain, as limited currency reserves, high debt repayments and the current account deficit coupled with the close ties to the currently troubled Russian economy puts the recent BYR stabilization at risk and creates inflationary and devaluation pressure. In line with our strategic priority of improving our balance sheet structure, the outstanding debt of Belarusian Telecom has been restructured. As part of the restructuring, Belarusian Telecom’s total existing intra-group loans were converted into subordinated loans, provided directly by Turkcell. As of December 31, 2015, Belarusian Telecom’s outstanding debt was BYR 39.5 billion (equivalent to TRY 6.2 million as of December 31, 2015) owed to financial institutions and a €612 million (equivalent to TRY 1,945 million as of December 31, 2015) subordinated loan owed to Turkcell.

•	In Belarus, as the third operator in the market, we face regulatory and operational difficulties. No assurance can be given that the regulatory situation will change in our favor in the future. These risks have affected and could adversely affect our result of operations.

•	There are ongoing political discussions regarding the reunification of Cyprus, which may bring growth opportunities for our subsidiary, Turkcell Kuzey Kibris, but may also lead to risks including unfavorable changes in applicable regulations, an increase in competition, an increase in capex requirements and loss of revenues.

•	Corruption is an area of significant concern in emerging markets. We are subject to laws such as the U.S. Foreign Corrupt Practices Act, which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. Violations of these laws and regulations could result in significant fines and penalties, criminal sanctions against us, companies in which we are invested, and our and their officers and employees and could adversely affect our business in affected countries. Such violations or allegations of violations may also adversely affect our reputation, our revenue or our overall financial performance. There can be no assurance that acts of corruption will not occur or be alleged in respect of any of our activities or those of our affiliates. In this regard, Turkcell has received and responded to a request from the U.S. Securities and Exchange Commission (“SEC”) to submit documents and information related to Uzbekistan and the Uzbek subsidiary of TeliaSonera (which is the majority owner of Fintur).

•	We hold a 41.45% stake in Fintur, which has operations in Kazakhstan, Azerbaijan, Georgia and Moldova, and TeliaSonera holds the remainder. Allegations have been made regarding improper payments relating to the operations of Kcell, 51% subsidiary of Fintur. With respect to Kcell and the other Fintur companies, through our representation on the Fintur board, we remain vigilant about such allegations, however there can be no assurance that such issues will not be substantiated or that new allegations will not arise. Furthermore, should we increase our interest in Fintur following TeliaSonera’s announced exit, we may increase our exposure to such issues in the Fintur companies. More generally, there can be no assurance that acts of corruption will not occur or be alleged in respect of any of our activities, including but not limited to those of the Fintur companies.

•	If our bid to acquire Fintur and TeliaSonera’s direct stake in Kcell is successful, we will significantly increase our exposure to Azerbaijan, Georgia, Kazakhstan and Moldova, including the exposure to the Azeri and Kazakh currencies, which have recently experienced significant devaluation.

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

We are exposed to foreign exchange rate risks because our income, expenses, assets and liabilities are denominated in a number of different currencies, primarily Turkish Lira, U.S. Dollars, Euros, Ukrainian Hryvnia, Belarusian Rubles and Azerbaijani Manat. In particular, a substantial majority of our equipment expenditures are currently, and are expected to continue to be, denominated in U.S. Dollars, while the revenues generated by our activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia, Belarusian Ruble, Azerbaijani Manat and Euro. If our bid to acquire Fintur and TeliaSonera’s direct stake in Kcell is successful, we will significantly increase our exposure to Azerbaijan, Georgia, Kazakhstan and Moldova. In addition, we are exposed to such currency mismatches with respect to certain capital expenditures and off-balance sheet obligations, in particular our obligations in respect of universal service for the installation of infrastructure in uncovered areas of Turkey, a service that we have contracted to provide for an amount in TRY, but which requires expenditures in foreign currencies. See “Item 8. Financial Information” and Note 31 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

The TRY depreciated by 25.4% against the U.S. Dollar in 2015, driven mainly by an increase in internal macroeconomic and political volatility as well as expectations regarding the Federal Reserve’s increasing interest rates and downward emerging markets growth outlook. In 2015, the Belarusian Ruble depreciated against the U.S. Dollar by 56.7% while the Ukrainian Hryvnia depreciated by 52.2%. During the same period the Belarusian Ruble depreciated by 24.8% and the Ukrainian Hryvnia depreciated by 21.3% against the TRY. In December 2015, the Azerbaijani Manat was allowed to float and total depreciation of the Manat against the U.S. Dollar reached 98.8% in 2015. Risks of further devaluation remain as the country struggles to bring its balance of payments for its energy-dependent economy back into equilibrium. The Kazakhstan Tenge depreciated by 86.2% against the U.S. Dollar in 2015 with most of the depreciation taking place after the Kazakhstan Central Bank switched to a floating foreign exchange rate regime in August 2015.

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

Fluctuations of Turkish Lira, Ukrainian Hryvnia, Belarusian Rubles, Azerbaijani Manat and Kazakhstan Tenge, on the one hand, and U.S. Dollars and Euros, on the other, have had and may have an unfavorable impact on us. We may enter into derivative transactions to manage the risk with respect to the Turkish Lira; however, these transactions have a cost and do not fully cover all of our risks. As of December 31, 2015, our consolidated debt was TRY 4,214.2 million. Turkcell Turkey’s debt balance was TRY 3,766.2 million, of which TRY 1,630.8 million ($560.9 million) was denominated in U.S. Dollar and TRY 1,627.7 million (€512.2 million) in Euro. The debt balance of lifecell was TRY 441.8 million, denominated in UAH. Meanwhile, Belarusian Telecom had a debt balance of TRY 6.2 million, denominated in BYR. In 2015, we obtained financing lines of around $2.9 billion (part in Dollars and part in Euro) to be utilized for the refinancing needs of the Company and our subsidiaries and to fund infrastructure investments and any other potential investment opportunities, which would significantly increase our indebtedness if fully drawn. Of this amount, we issued a Eurobond with an aggregate principal amount of US$500 million and drew €500 million of debt under our loan agreement with China Development Bank. We are likely to increase our debt for the financing of infrastructure investments, licence fee payments and any other potential investment opportunities or if we succeed in our bid to acquire Fintur and TeliaSonera’s direct stake in Kcell. In addition, no assurance can be given that unexpected cash outflows will not be required that could further erode liquidity and increase borrowing requirements.

Reduction in cash generated from operations and increased capital needs may increase our borrowing requirements, which may increase our financing costs and our exposure to the risks associated with borrowing.

We continue to experience challenging macroeconomic, regulatory and competitive conditions in our markets that may reduce cash generated from operations, and we may continue to face increased capital needs to finance our technological and geographic expansion. In 2015, this included the payment of the Ukrainian 3G license fee and the buyout of SCM’s interest in lifecell/Euroasia and the debt restructuring of lifecell and Belarusian Telecom, the payment of the Turkish 4.5G license fee and related capital expenditures in Turkey, and the establishment of a consumer finance company. Furthermore, in 2015, we paid a dividend for the first time in several years, which significantly reduced our available cash. In addition, an increase in the volume of assigned contracted receivables has resulted in and may continue to result in higher working capital requirements if we fail to successfully run our consumer finance company. These pressures have in the past reduced, and may continue to reduce, our liquidity. Reduced liquidity may lead to an increase in our borrowing requirements. Our borrowings expose us to foreign exchange rate risk, interest rate risk and possibly to increases in our total interest expense, each of which could have a material adverse effect on our consolidated financial condition and results of operations. Furthermore, no assurance can be given that we will continue to have access to financing on terms that are satisfactory to us or at all. In addition, no assurance can be given that unexpected cash outflows will not be required that could further erode liquidity and increase borrowing requirements.

As of December 31, 2015, our consolidated debt was TRY 4,214 million. TRY 2,439 million of our debt portfolio consisted of financing obligations paying interest at fixed rates. The remainder of our debt portfolio pays interest at floating rates, which has been favorable in the current interest rate environment, but would expose us to increased costs if rates increase further. In 2015, we obtained financing lines of around $2.9 billion (part in Dollars and part in Euro) to be utilized for the refinancing needs of the Company and our subsidiaries and to fund infrastructure investments and any other potential investment opportunities, which would significantly increase our indebtedness if fully drawn. Of this amount, we issued a Eurobond with an aggregate principal amount of $500 million and drew €500 million of debt under our loan agreement with China Development Bank. We are likely to increase our debt for the financing of infrastructure investments, licence fee payments and any other potential investment opportunities or if we succeed in our bid to acquire Fintur and TeliaSonera’s direct stake in Kcell.

In 2015, we received investment grade ratings from Moody’s, Standard & Poor’s and Fitch Ratings. These investment grade ratings may not be sustained in the event of a decrease in Turkey’s country rating or a decrease in our free cash flow, an increase in our net debt position or more generally a change in financial policies and projections, a material increase in investment and acquisition plans or shareholder returns and an increase in corporate governance issues.

In June 2011, we engaged in a forward start collar agreement for some portion of our debt which is due in 2015 and exposed to interest rate risk. The collar hedges variable interest rate risk for the period between 2013 and 2015 and has expired.

Some of our borrowing agreements contain cross default clauses under which a default by a group company could constitute an event of default under certain of our borrowings.

Our ability to deal with zoning limitations, right of way conflicts with major municipalities, increase in frequency costs, alleged health risks with BTS, dependence on suppliers for network equipment and failure to abide by the requirements of our licenses or applicable regulations may affect our ability to maintain operational excellence.

Spectrum limitations and frequency costs may adversely affect our ability to provide services to our subscribers and the cost to us of providing such services.

Our spectrum licenses have specified terms and are subject to renewal upon a payment of a fee, but renewal is not assured. The loss of, or failure to renew, our licenses could have a material adverse effect on our business and financial condition. Those licenses have also specified radio spectrum. The spectrum is a continuous range of frequencies within which the waves have certain specific characteristics. The number of subscribers that can be accommodated on a mobile network is constrained by the limited amount of spectrum allocated to the operator of the network and is also affected by subscriber usage patterns and network infrastructure. After the 4.5G auction held on August 26, 2015, we have 2x10 MHz of FDD spectrum in 800 MHz band, 2x12.4 MHz of FDD spectrum in 900 MHz band, 2x30 MHz of FDD spectrum in 2100 MHz band, 10 MHz of TDD spectrum in 2100 MHz band, 2x29.8 MHz of FDD spectrum in 1800 MHz band, 2x25 MHz of FDD spectrum in 2600 MHz band and 10 MHz of TDD spectrum in 2600 band. As our subscriber base and their demand for mobile services such as voice and data grow and as we offer a greater number of services, we will require additional capacity. We may face capacity problems, which may in turn lead to deterioration in our network’s quality and may negatively impact our operational results.

We have recently been awarded a license allowing us to deploy a “4.5G” network in Turkey. There are certain coverage and local production obligations imposed by the tender. Potential increase in coverage requirements or failure to abide by the requirements of our licenses or applicable regulations may have an adverse effect on our business and financial condition.

We are expecting a major step forward in the development of telecommunications in Turkey with the deployment of IMT Advanced (known commercially as “4.5G”) networks in 2016. Our 4.5G build-out will require significant financial investments and there can be no assurance that we will be able to develop 4.5G networks on commercially reasonable terms, that we will not experience delays in developing our networks or that we will be able to meet all of the license terms and conditions. The auction for the 4.5G license was held on August 26, 2015. Although we were awarded the broadest frequency band of any mobile operator, the cost of the 4.5G license as well as the capital expenditure required in connection with our 4.5G build-out is expected to be material. Furthermore, the license agreement contains certain onerous terms that may weigh on the profitability of this investment and may have an adverse effect on our 4.5G investment plans in the future. These include terms regarding minimum required usage of domestic equipment in meeting infrastructure obligations (equipment that is currently not available on the market), an active network sharing obligation for a portion of the population, high coverage obligations for roads and railroads and significant taxes and spectrum usage fees, which will increase as the number of frequencies used increases. No assurance can be given that we will not experience delays in developing our 4.5G network or that competing licensees will not complete their build-outs before we do. Demand for 4.5G services may also not be at the level we expect, such that the return of investment we make in connection with 4.5G may not meet our expectations. Any of the foregoing could harm our competitive position and our profitability.

In addition, if we fail to obtain additional frequencies in the future at a reasonable cost, the competitive coverage advantage of our Company may be adversely impacted. The cost of obtaining new frequencies has increased significantly in recent years and is expected to continue to increase. This has had and is likely to continue to have an adverse impact on our cost of providing competitive coverage and also on our results of operations.

Consistent with the nature of terminal technology development, traffic on the 2G network is expected to shift to the 3G network and, once deployed, to the 4.5G network. However, terminal penetration is the key factor in providing the expected shift in traffic. Penetration may stay low or our subscribers may choose to stay on the 2G or 3G network for reasons such as the 2G network’s lower battery power consumption. In addition, coverage will depend on the deployment of the 4.5G network, which will take time to achieve, compared to the coverage level of the 2G and 3G networks.

There are alleged health risks, zoning limitations related to our Base Transceiver Stations (“BTS”) may adversely affect our ability to provide services at certain areas.

We are aware of allegations that there may be health risks associated with the effects of electromagnetic signals from BTS and from mobile handsets. While we believe that there is currently no substantiated link between exposure to electromagnetic signals at the level transmitted by our BTS and mobile handsets and long term damage to health, the actual or perceived health risks of mobile communications devices could adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in the leasing and acquisition of site locations for base stations and exposure to potential liability. Furthermore, we may not be able to obtain insurance with respect to such liability on commercially reasonable terms.

In recent years, legal proceedings have been brought against mobile operators seeking the removal of base station sites for health reasons. In addition, the Turkish Supreme Court overruled the decisions of some local courts, finding that a base station in question could have negative effects on human health over the long term. If the number of those cases increases or if new regulations were to result, these could have a material adverse effect on our operations and financial results. Such legal proceedings may make it more difficult for us to establish and maintain such sites. Furthermore, there are conflicting and confusing reports in the media about the health effects of BTS. These reports have even caused local residents in certain regions to form large protests in strong objection to the BTS sites. Such obstacles have made it increasingly difficult to build new BTS sites and maintain our existing sites. In addition, the ICTA is preparing a draft regulation that may lead to a potential change in regulation which further tightens electromagnetic field limits. This may negatively impact network quality and increase our capital expenditures.

Furthermore, there are zoning limitations related to our BTS that require operators to obtain construction permits and certificates, which may be costly and may have an adverse effect on our operating results. Zoning law in Turkey may require mobile operators to obtain certifications for all existing and new BTS, which may result in significant compliance costs and/or closing of BTS for which certification cannot be obtained, negatively impacting our financial condition. Any difficulty in maintaining or building BTS due to health concerns and our inability to obtain the required permission and certificates, may negatively impact the quality of our network, including our ability to expand and upgrade it, and affect our operational performance.

In addition, municipalities regulate the choice of operators’ BTS locations, and if we do not have, or are unable to obtain, a construction certificate in our preferred location, we may have to move our BTS to another location. In relation to our fiber business, there is an obligation to get permission for excavations from authorized municipalities or institutions. In some areas, excavations may have to be stopped due to the high cost of tariffs requested from municipalities. Our investment plans may be affected due to excavations being banned during certain seasons within the administrative boundaries of municipalities. In some cases, we could face the risk that, although we get the approval of the Ministry of Transport, Maritime Affairs and Communications, institutions subordinate to the Ministry do not recognize these approvals and do not give permission to excavate. In addition, a new law has increased the number of metropolitan municipalities and in some cases, the size of their territory was increased, which may have the effect of increasing our coverage obligations and the number of BTS required to meet them. Furthermore, right of way conflicts with major municipalities to establish fiber optics infrastructure may affect our ability to provide services and to maintain operational excellence. Related regulatory actions in the future are likely to increase our costs and affect results of operations, in many cases, adversely.

We are dependent on a small number of suppliers for network equipment, information systems and handsets and for the provision of data and services. We also rely on a small number of distributors. The failure of any of our suppliers or distributors may have an adverse effect on our business and financial condition.

Like all operators, we purchase our mobile communications network equipment, from a limited number of major suppliers. Our business is dependent on a small number of critical suppliers in areas such as network infrastructure, information systems and handsets and distribution. We also rely on a small number of distributors and, in 2015, we have decreased the number of distributors that we work with in Turkey from five to two, which may further increase the concentration risk. Any financial difficulty or failure of any of our suppliers in terms of timing and quality and of any of our distributors may adversely affect our business and financial condition. There can be no assurance that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any current supplier for any reason, including that the technological requirements for our increasingly advanced infrastructure are too complex, is unable or unwilling to satisfy our demands. This could also affect our competitive position, if our suppliers stay behind technological developments compared to the suppliers of our competitors.

Adverse economic conditions have negatively affected and may continue to affect our domestic and international suppliers, leading to a contraction in their business, which in turn may lead to a decrease in the quality of the services that they render to us and adversely affect timely delivery of such services, negatively impacting our business and operations. In addition, our existing and new license agreements or new regulations may require us to purchase network equipment from specified suppliers or meet certain specifications regarding our existing suppliers. Equipment from these suppliers may not always be compatible with our existing equipment or the supplier may fail to integrate it, and our employees may not be familiar with the technical specifications and maintenance requirements of equipment from these suppliers. Furthermore, if our suppliers fail to meet the requirements, we may end up violating the terms of our license agreements. These factors could also have a material adverse effect on our business and financial condition.

Turkcell’s complex ownership structure and ongoing disagreements among our main shareholders have adversely impacted and may continue to impact decision-making on important matters. These ongoing disputes may lead to further regulatory or legal actions, and affect the ownership and control of our company.

Our principal shareholders are Sonera Holding B.V. and Turkcell Holding A.S., which hold 13.07% (not including additional shares totaling approximately 0.94% that TeliaSonera holds, according to public filings) and 51.00%, respectively, of Turkcell’s shares as of March 10, 2016, based on the Company’s share book. Turkcell Holding A.S. is 52.91% owned by Cukurova Telecom Holdings Limited and 47.09% by Sonera Holding B.V., which according to public filings (a Schedule 13D filed in November 2009), is a wholly owned subsidiary of TeliaSonera Finland Oyj, which in turn is a wholly owned subsidiary of TeliaSonera AB (“TeliaSonera”). Cukurova Telecom Holdings Limited is 51% owned by Cukurova Finance International Limited and 49% by Alfa Telecom Turkey Limited. According to public filings (a Schedule 13D filed in November 2009), Alfa and TeliaSonera entered into an agreement regarding a possible consolidation of their holdings in Turkcell into a new company. In a Schedule 13D filing, Alfa has deleted references to this agreement.

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

The shareholding structure and the ongoing disputes have adversely affected our company in a number of ways and present a number of risks, including in particular:

•	Our Articles of Association contain quorum and majority requirements, at various levels, for shareholder meetings and decisions. Failure to achieve a quorum or the required majority vote can block decisions that require shareholder approval. Prior to our shareholders’ meeting held in 2015, we have had difficulty convening shareholder meetings and numerous items submitted to our shareholders have not been approved, including the distribution of dividends, the approval of our dividend policy, the election of independent board members, the release of directors for actions taken and the approval of financial statements. In 2012, 2013 and 2014, due to lack of quorum, the annual general assemblies could not convene. Our board of directors has called an annual general assembly to be held on March 29, 2016. No assurance can be given that quorum requirements will be met and that actions will be taken for the future general assembly meetings.

•	A number of new corporate governance requirements were enacted under Turkish regulations by the Capital Markets Board of Turkey (“CMB”) with mandatory effect from June 30, 2012.

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

An “Investor Compensation Center” (“ICC”) was formed in 2013 by the CMB under the 2013 Capital Markets Law. Under the Capital Markets Law that deals with the duties and responsibilities of the CMB, it is stipulated that the ICC may use the rights vested on the general assembly in public companies whose ordinary general meetings of two consecutive financial years could not be made within statutory deadlines and whose board members have been nominated partly or wholly by the CMB. The Regulation on the Investor Compensation Center was published in the Official Gazette with no further details on how this right shall be exercised by the ICC. The form and scope of such actions are not clearly defined and we are not aware of any precedents, thus were we to find ourselves in this situation in the future, we may not be able to predict what actions the ICC might eventually take, if any.

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

For so long as our main shareholders are in dispute and/or unable to achieve consensus, we are likely to continue to experience difficulties obtaining corporate decisions, including with respect to the matters discussed above, and we may have difficulty obtaining decisions regarding our business and operations. This situation may also lead to further regulatory and legal actions being taken in respect of our Company, the nature and effects of which we cannot predict. Ongoing disputes among the shareholders may affect the ownership and control of our shares, the demand for and price of our shares and our ability to manage our business, and no assurance can be given that the interests of these shareholders will be aligned with those of our other shareholders.

We face risks related to our dependence on network and IT systems and the products and services we provide through third party suppliers as well as our exposure to technological changes in the communications market, including industries where we traditionally do not compete.

We are dependent on certain systems and suppliers for information technology (“IT”) and network technology (“NT”) services and our business continuity is at risk due to our exposure to potential natural disasters, regular or severe IT and network failures, human error, security breaches and other cyber security incidents and IT migration risk, any of which could have an adverse effect on our operations, damage our reputation and affect our relationships with our customers.

We are heavily dependent on IT and NT systems, suppliers of IT and NT services and our IT and NT employees for the continuity of our business and we are continually upgrading and converting our IT and NT systems. Although we devote significant resources to the development and improvement of IT and NT and of security, backup and continuity systems, we could still experience IT and network failures and outages due to system deficiencies, human error, security breaches, terrorist or other destructive acts, natural disasters such as earthquakes and floods, unsuccessful migration to alternative or improved IT and NT systems, or other factors. We have experienced an increased number of attempted cyber-attacks of varying degrees of sophistication by unauthorized parties attempting to obtain access to our computer systems and networks. As of the date of this annual report, we believe that no such attacks have succeeded in obtaining access to our critical systems, although such attacks in practice may develop over long periods of time during which they can remain undetected. Computer hackers routinely attempt to breach the security of technology products, services, and systems. If successful, these could result in, for example, unauthorized access to, misuse, loss, or destruction of our data or systems and theft of sensitive or confidential data, including personal information of our employees and customers, and theft of services and/or funds. In the event of such breaches, we could be exposed to potential liability, litigation, and regulatory action, as well as the loss of existing or potential customers, damage to our reputation, and financial loss. In addition, the cost and operational consequences of responding to breaches and implementing remediation measures could be significant.

Mobile networks are migrating towards internet protocol (“IP”) technology to transport information. These networks open up the possibility for IP-based services. However, once these services are introduced into the IP domain, the mobile network may be harmed by potential attacks. The threats on the mobile network can originate from external sources, such as the public internet, or internal sources, such as terminals connected to our mobile network. Despite the systems and infrastructure which we have put in place to address these security concerns, we could encounter successful attacks on our infrastructure, which could have an adverse effect on our operations, damage our reputation and affect our relationships with our customers.

Although we closely follow general technological trends in communications and technology, we may be unable to adapt to rapid technological changes in communications and information technology, which could result in higher capital expenditures and a greater possibility of commercial failure.

Rapid technological changes in communications and information technology are redefining the markets in which we operate and the products and services we offer, shortening product life cycles and facilitating the convergence of various segments, including in our core mobile communications businesses. If we fail to anticipate, invest in and implement new technologies with the levels of service and prices that customers demand or to respond effectively to technological changes, our business, financial condition and results of operations could be adversely affected. In addition, such new technologies require significant capital expenditures and it is impossible to predict with any certainty whether the technology selected by us will be the most economical, efficient or capable of attracting customer usage, or whether such technologies will be developed according to anticipated schedules, will perform according to expectations or will achieve commercial acceptance. Although we are following general technological trends in communications and technology, there can be no assurance that we will be able to develop new products and services that will enable us to compete efficiently.

We have become active in providing products and services for industries other than telecommunications, many of which are developed and/or maintained by third party providers. Our reliance on these third party providers to help us navigate the regulatory, security and business risks of industries where we traditionally do not compete adversely affects our business.

The operation of our business depends, in part, upon the successful deployment of continually-evolving products and services, including for applications in industries other than telecommunications, such as TV, music, mobile financial services, mobile health and mobile education solutions, authentication solutions, data center services and entertainment and community services. We are reliant upon third party providers to help us navigate risks relating to security, regulations and business in the industries where we do not traditionally compete. Changes in such industries may impair our partners’ business and/or negatively impact the content we are developing, such as for entertainment, which, in turn, could have a material adverse effect on our business and financial condition.

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

Our former Chief Executive Officer, Mr. Sureyya Ciliv, resigned from his position effective January 31, 2015. Mr. Kaan Terzioglu was appointed as our Chief Executive Officer on April 1, 2015. In 2015, there have been organizational changes in our Company, including changes to our management team, to our structure and business strategy and further changes may be made. Although, we have taken measures to prevent major disruptions to our operations, no assurance can be given that the changes being implemented will achieve their objectives, or that they will not have an adverse effect on our business. Failure to implement these changes successfully could adversely affect our ability to compete effectively, which could impact our revenues, operations, or results of operations.

We are involved in various claims and legal actions arising in connection with our business, which could have a material effect on our financial condition.

We are subject to investigations and regular audits by governmental authorities in Turkey, including the Competition Board, the ICTA, tax authorities and certain other parties, and governmental authorities in other countries in which we have operations. We are currently involved in various claims and legal actions with such authorities. We have set aside provisions for certain of our ongoing disputes based on applicable accounting standards. However, no assurance can be given that the provisions we set aside will be sufficient to cover our actual losses under these matters, and that new disputes will not arise under which we would face additional liabilities and reputational risk. For a more detailed discussion of disputes that we presently believe to be significant, see “Item 8. Financial Information” and Note 34 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

In particular, we have an ongoing dispute regarding the application of the Turkish Special Communication Tax to prepaid card sales made by our distributors. The tax authority has assessed a significant special communication tax and a related penalty against our company as a result of a tax investigation regarding the years 2008 to 2012. The tax amount assessed with respect to the Company is TRY 211.1 million as principal and TRY 316.6 million as tax penalty totaling TRY 527.6 million. The dispute is being litigated in a variety of courts and lower courts have notified their verdicts (some in our favor, some partially in our favor and partially against us, and some against us). These verdicts are being appealed by the party against which they were rendered and the appeal processes are ongoing. For those cases decided against us, interest shall apply at a rate of 2.50 % interest per month for the period between February 15, 2008 and November 18, 2009; 1.95 % interest per month for the period between November 19, 2009 and October 18, 2010 and 1.40 % interest per month for the period between October 19, 2010 and the payment date on the principal amount. Accordingly, in the event of an adverse decision in some or all of the cases under dispute, the interest payable could amount to a significant portion of the tax assessment and substantially increase our overall liability. In the case that the aforementioned lawsuits finalize against us, no interest shall be calculated on the penalty, on the condition that the payment is made in due time after the finalization. While we intend to vigorously defend our rights and our position in this case, no assurance can be given regarding the final outcome. If decided against us, these cases could have a material and adverse effect on our results of operations and our financial condition. Currently, we are under tax investigation for the year 2013 and may face investigations in respect of later years, and there is a risk that we may incur a special communication tax and penalties as a result of such investigations.

Due to our license, we pay the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly treasury share equal to 15% of our gross revenue including some exemptions. The Turkish Treasury may change its opinions based on interpretations of treasury share calculations. Therefore unanticipated treasury share liabilities and fines may also be levied. We have also had several long running disputes with the Turkish Treasury regarding claims for payments of additional treasury share and allegations of deficient treasury share and contribution share payments and penalties imposed within the context of our 2G and 3G Concession Agreements. We are also involved in several disputes regarding administrative fines imposed by the ICTA and ICTA’s additional radio utilization and usage fee requests made after ICTA’s investigations on number of subscribers and radio utilization and usage fees regarding the years 2010-2011, 2012 and 2004-2009. For a more detailed discussion of our disputes that we presently believe to be significant, see Note 34 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

Although we maintain and regularly review our internal control over financial reporting, there are inherent limitations on the effectiveness of our controls.

We maintain and regularly review internal control over our financial reporting. However, internal control over financial reporting has inherent limitations and there is no assurance that a system of internal control over financial reporting, including one determined to be effective, will prevent or detect all misstatements on a timely basis. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance regarding financial statement preparation and presentation. Our systems may not always allow us to detect and prevent fraud or other misconduct by our employees, representatives, agents, suppliers or other third parties. We may be exposed to fraud or other misconduct committed by our employees, representatives, agents, suppliers or other third parties that could subject us to litigation, financial losses and sanctions imposed by governmental authorities, as well as affect our reputation. Such misconduct could include misappropriating funds, conducting transactions that are outside of authorized limits, engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities, including in return for any type of benefits or gains or otherwise not complying with applicable laws or our internal policies and procedures.

Our latest review as of December 31, 2015, has revealed certain deficiencies in our controls, although none that we believe constitute “material weaknesses”. However, our controls have in the past suffered from these and lesser deficiencies and no assurance can be given that others will not emerge in the future. A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of our financial reporting.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and Development of the Company

Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), a joint stock company organized and existing under the laws of the Republic of Turkey, was formed in 1993 and commenced operations in 1994. Our principal shareholders are Sonera Holding B.V. and Turkcell Holding A.S., which hold 13.07% (not including additional shares totaling approximately 0.94% that TeliaSonera holds, according to public filings) and 51.00%, respectively, of Turkcell’s shares based on the Company’s share book. Turkcell Holding A.S. is 52.91% owned by Cukurova Telecom Holdings Limited and 47.09% by Sonera Holding B.V., which according to public filings (a Schedule 13D filed in November 2009), is a wholly owned subsidiary of TeliaSonera Finland Oyj, which in turn is a wholly owned subsidiary of TeliaSonera AB (“TeliaSonera”). Cukurova Telecom Holdings Limited is 51% owned by Cukurova Finance International Limited and 49% by Alfa Telecom Turkey Limited.

The address of our principal office is Turkcell Iletisim Hizmetleri A.S., Turkcell Kucukyali Plaza, Aydinevler Mahallesi Inonu Caddesi No:20 Kucukyali Ofispark B Blok, Maltepe, Istanbul, Turkey. Our telephone number is +90 (212) 313 10 00. Our website address is www.turkcell.com.tr. In July 2000, we completed our initial public offering with the listing of our ordinary shares on the Borsa Istanbul and our ADSs on NYSE.

We operate under a 25-year GSM license granted in April 1998, a 20-year 3G license granted in April 2009 and 4.5G license effective for 13 years until April 30, 2029.

Our GSM license was granted in April 1998 upon payment of an upfront license fee of $500 million. Under our license, we pay the Undersecretariat of the Treasury (the “Turkish Treasury”) a monthly treasury share equal to 15% of our gross revenue. Of such fee, 10% is paid to the Ministry of Transport, Maritime Affairs and Communications of Turkey (“Turkish Ministry”) for a universal service fund. We also operate under interconnection agreements with other operators that allow us to connect our networks with those operators to enable the transmission of calls to and from our GSM system.

In early 2009, we were granted the 20-year type A 3G license, which provides the widest frequency band, for a consideration of €358 million (excluding VAT), and we signed the related 3G license agreement on April 30, 2009. The 3G license agreement has similar provisions to the aforementioned 2G license agreement.

In 2013, we won an auction held by the Turkish Ministry related to universal service, which requires installing sufficient infrastructure to uncovered areas with a population of less than 500 and the operation of the service for three years. We started the service in August 2013 and as of the end of 2015, infrastructure covering 1,793 settlements has been installed (out of the three-year target of 1,799) within the scope of the project, with network-sharing technology. Although the related contract has recently expired, we continue to provide services in this project, since the terms of services are, as a result of such expiration, unclear. The terms and conditions regarding the continuation of existing services in 1,799 locations, the addition of new rural locations within the scope of the universal service and extension of universal services to 3G and 4.5G are under examination by the Ministry of Transport Maritime Affairs and Communications.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2015, that number for the Group had grown to 68.9 million.

In 2015, we had total revenues of TRY 12,769.4 million, our adjusted EBITDA totaled TRY 4,140.5 million and we reported a net income attributable to the owners of Turkcell amounting to TRY 2,067.7 million.

For the year ended December 31, 2015, we spent approximately TRY 8,536.2 million on capital expenditures including non-operational items and 4.5G license fee, compared to TRY 2,144.8 million and TRY 1,822.3 million in 2014 and 2013, respectively.

In the 4.5G auction held on August 26, 2015, we were awarded a total frequency band of technology agnostic 172.4 MHz, the largest amount of spectrum of any operator, for €1,623.5 million (excluding VAT and interest payable on the installments). The license fee will be paid in four equal semi-annual installments of €413.8 million (including interest payable), the first installment €706 million, including VAT, was paid on October 26, 2015. We expect to commence offering 4.5G services from April 1, 2016. The 4.5G license is effective for 13 years until April 30, 2029.

Following the 4.5G auction, we have a total frequency bandwidth of 234.4 MHz. Our share of the total bandwidth of the market also increased to 43%. We acquired twice the bandwidth acquired by Vodafone while paying the same amount in terms of price per MHz, and 56% more bandwidth than Avea while paying only 9% more per MHz. Moreover, we paid the lowest per subscriber price for 1 MHz in the auction at €0.28 per subscriber, compared to €0.44 and €0.52 paid by Vodafone and Avea, respectively. We believe the frequencies we acquired, including the widest frequency bands on 1800 MHz and 2600 MHz, in the 4.5G auction will make us the only operator in Turkey able to provide the fastest 4.5G speed of 375 Mbps following the build-out of our 4.5G network. We expect that these speeds will increase to 1000 Mbps in the future through carrier aggregation. This will allow customers to access mobile services at a speed comparable to fiber broadband speeds.

In addition to our operations in Turkey, we have various international operations. For more information, see “Item 4.B. Business Overview—International and Domestic Subsidiaries”.

4.B Business Overview

We are the leading mobile telecommunications operator and the second largest converged telecommunications company in Turkey in terms of revenue, with a 35.5% share among the three major operators in the Turkish telecommunications market (Turkcell Turkey, Turk Telekom and Vodafone) according to the operators’ announcements for the year ended December 31, 2015. In 2015, Turkcell Turkey has positioned itself as a converged player in the total telecommunications market in line with our new strategic priorities. We have shifted to a new organizational structure with the aim of increasing efficiency and simplifying our business processes, as well as strengthening our position as a provider of converged communications and technology services. We have taken steps to integrate our marketing efforts, sales channel and technical platform as well as to establish customer services as a key focus area.

We provide high-quality mobile and fixed voice, data, TV and other services over our advanced network and have developed what we believe to be the premier mobile service provider in Turkey by differentiating ourselves from our competitors with our value offers, which include superior and innovative technologies, more advantages, outstanding and extensive service quality, and being a leader in social responsibility. We maintain our strong position in the market due to our customer-oriented approach and our ability to provide quick and diverse solutions to meet customers’ needs through lifestyle segments.

We have differentiated our network in terms of quality and speed of service, with extensive spectrum rights covering 43% of the total spectrum available, extensive 3G coverage (covering over 95% of the population) and the broadest 4.5G license of any operator in terms of spectrum allocation.

We have also focused on building out an advanced fiber network to support our mobile and fixed offerings (including broadband and television), through our 35,269 km fiber network, which reached 15 cities in Turkey as of December 31, 2015. As a result, we had a 54% subscriber market share of the fiber market as of December 31, 2015 according to the operators’ announcements, despite not being the incumbent fixed line operator, and expect this to be a key focus area going forward.

We are in compliance with all of our license requirements in all material respects.

Effective from 2015, we have changed our reportable segments in order to align the segments with our convergence strategy. Following this change, our business is divided into two main reportable segments: Turkcell Turkey and Turkcell International. The total number of subscribers in the five countries where we have consolidated operations reached 51.5 million as of December 31, 2015. In Turkey total mobile, fixed and IPTV subscribers were 35.8 million.

•	Turkcell Turkey. Our Turkish telecommunications business represents the largest share of our business, accounting for 89.9% of our revenues and 90.8% of our Adjusted EBITDA in 2015. During the first half of 2015 we realigned our strategy in Turkey to focus on developing innovative and integrated telecommunications solutions for consumer, corporate and wholesale customers in Turkey by leveraging our leading brand, extensive customer base, technological capabilities and strong distribution channels. We have invested in what we believe to be the most advanced mobile and fiber networks in Turkey and were recently awarded the broadest spectrum in 4.5G auction in Turkey, which we expect will provide us with a competitive advantage by allowing us to provide high quality and speedy service across the Turkish mobile telecommunications industry.

•

Turkcell International. Turkcell International accounted for 6.7% of our Group revenues in 2015. We have telecommunications operations in a number of emerging market geographies that we believe are complementary to our operations in Turkey as a result of our cultural affinity and the potential to export our business model. These geographies include Ukraine (which accounted for 4.5% of our revenues in 2015), Belarus (which accounted for 1.1% of our revenues in 2015), the Turkish Republic of Northern Cyprus (which accounted for 1.0% of our revenues in 2015) and Germany (which accounted for 0.1% of our revenues in 2015). We also operate in Azerbaijan, Kazakhstan, Georgia and Moldova through our equity accounted investee, Fintur (which accounted for 17.8% of our net income attributable to equity holders of the Company in 2015).

•	Other Subsidiaries and intersegment eliminations. Other Subsidiaries and intersegment eliminations mainly comprises our information and entertainment services in Turkey and Azerbaijan and call center revenues, and accounted for 3.4% of our revenues in 2015.

We have a strong track record of profitable operations with total revenues for 2015 of TRY 12,769.4 million and Adjusted EBITDA in 2015 of TRY 4,140.5 million. We have achieved these results while continuing to invest in our network to support our strategy of offering innovative solutions, with capital expenditures for 2015 of TRY 8,536.2 million.

We serve a broad range of consumer, corporate and wholesale customers, which accounted for 79.5%, 17.7% and 3.4% of Turkcell Turkey revenues (not including other revenues and prior to consolidation eliminations) in 2015. As part of the realignment of our strategy, we have emphasized the importance of customer services and established customer services as a separate focus area. In terms of the services we provide, voice, data, services and solutions, messaging and other accounted for 52.4%, 30.8%, 5.7% , 4.9% and 3.4% of our Turkcell Turkey revenues, respectively, in 2015. Revenues from data and services and solutions have been growing rapidly, with growth of 38.1% and 38.5%, respectively, in 2015. Voice revenues declined by 2.7% and messaging revenues declined by 13.5% over the same period following prevailing industry trends.

We have maintained a leverage strategy that we believe to be prudent and we have taken significant steps to improve the capital structure of our investments in Ukraine and Belarus through debt restructurings in July and August 2015, respectively, which we expect will position our investments well for future growth. Revenues from our operations in Ukraine through lifecell LLC (“lifecell”) were UAH 4,476.5 million in 2015, and lifecell’s EBITDA for the same period was UAH 1,485.2 million. Belarusian Telecom’s revenues were BYR 825.8 billion in 2015, and its EBITDA for the same period was BYR 18.1 billion.

We are the only company listed on both the NYSE and the Borsa Istanbul, with a market capitalization of TRY 21.8 billion as of December 31, 2015, making us the fourth most valuable publicly traded company in Turkey.

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

GSM networks have traditionally been used exclusively as personal voice communications networks. Data communication in GSM networks started with speeds of 9.6 kilobits per second (“Kbps”) and continued to improve with High Speed Circuit Switched Data (“HSCSD”), General Packet Radio Service (“GPRS”) and Enhanced Data rates for GSM Evolution (“EDGE”) technologies. Today, GSM networks can provide high-speed wireless data services of up to 300 Kbps.

The mobile telecommunications industry has increasingly provided mobile data/internet services and used 3G/HSPA+ as a technology platform that is more suitable for data transmission. Currently, many advanced technology platforms are being developed to enable the provision of more sophisticated data services.

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

The latest mobile communications technology available in the commercial networks is 4.5G (IMT-Advanced) which is a 4.5G technology relying on All-IP architecture which runs over a currently deployed IP/MPLS Network and offers ultrafast mobile broadband speeds of more than 1000 Mbps with latencies of less than 10 ms. 4.5G networks have also evolved to offer voice services (VoLTE) and new services like LTE Broadcast (eMBMS). The strategic advantage of an IP-based solution is that having all-IP based infrastructure and services enables operators to deliver a broader, deeper communications portfolio—incorporating voice, data and video in addition to other communication services.

Fiber optics (optical fibers) are long, thin strands of very pure glass about the size of a human hair. They are arranged in bundles called optical cables and used to transmit communication signals over long distances. Fiber-optic data transmission systems send information over fiber by turning electronic signals into light. Fiber-optic networks have been used for decades to transmit large volumes of traffic. The economics of fiber networks have also allowed for connecting the fiber directly to the home, creating a fiber-to-the-home (“FTTH”) network.

b. The Turkish Telecommunications Market

The Turkish telecommunications market has growth potential with favorable demographics, including a relatively young population and lower penetration levels compared to Western Europe and other developed markets.

According to a TUIK announcement, the estimated median age of the Turkish population is 31, which is lower than elsewhere in Western Europe, and the majority of the population lives in urban areas. In addition, there were 78.7 million people living in Turkey as of December 31, 2015.

There are currently three major operators in the telecommunications sector in Turkey, Turkcell Turkey, Vodafone Telekomunikasyon A.S. (“Vodafone”) and Turk Telekomunikasyon A.S. (“Turk Telekom” and together with Avea and TTNET, “Turk Telekom Group”). In 2015, the total revenue of the Turkish mobile and fixed markets was TRY 32.8 billion compared to TRY 29.9 billion in 2014, according to the operators’ announcements (for the calculation of total market revenues, non-group call center revenues are added to Turkcell Turkey’s reported revenue).

Vodafone entered the Turkish mobile market by acquiring Telsim on May 24, 2006 from the Savings Deposit Insurance Fund (“SDIF”) in August 2005. Avea is an operator majority-owned by Turk Telekom Group. Turk Telekom Group is 55% owned by Oger Telecom, a multi-national telecommunications operator 35% owned by Saudi Telecom Company. On April 29, 2015, Turk Telekom Group announced that it entered into a share transfer agreement with Is Bankasi, which owns 10.01% of Avea. Following completion of this transaction, Turk Telekom Group became the sole owner of Avea.

II. Strategy

Our vision is to become a converged communications and technology services company with globally relevant services.

In an effort to create value for our customers, we have identified the following four strategic pillars through which we intend to pursue sustainable profitable growth:

Position Turkcell as a Converged Company

A key element of our strategy is to expand our range of multiple-play offerings, adding fixed, broadband and television customers to deliver a quad-play offering (including mobile, internet, fixed voice and TV) to the Turkish market. In this respect, we launched our IPTV service, “Turkcell TV”, at the end of 2014 and had reached 224 thousand subscribers as of December 31, 2015. As a result of the launch of our new offerings, we have grown our share of fiber residential triple-play subscribers (who subscribe to our internet, voice and TV bundles) and mobile triple play subscribers (who subscribe to voice, data and strategic services).

We have also realigned our organization and have taken steps to integrate our mobile and fixed network platforms to provide a seamless experience to our customers. We also integrated our sales and marketing functions with the goal of providing a full range of mobile, fixed and broadband products and services across all channels.

Strengthen Our Position in Turkey

Our goal is to meet our customers’ increasing demand for data while providing the highest quality network experience. To be able to do this, we acquired the widest range of spectrum in the 4.5G auction at a very competitive price per MHz and subscriber. We will also continue to invest in our fiber network both to ensure scale and to meet the demands of 4.5G technology.

We continued to create value for our customers through our services and solutions which we serve through our superior network. We increased our focus on strategic services including BiP, Turkcell Music, Smart Storage, Sports and Turkcell TV+. BiP, our integrated IP-based communication platform, has been downloaded by 4.8 million people; global downloads reached 184 thousand as of December 31, 2015. We believe that these services will facilitate our strategies shift from being a telecom operator to a technology services company. We are also seeking to expand in other adjacent business areas in Turkey, such as mobile finance and mobile education. Furthermore, we are pursuing opportunities to grow inorganically in Turkey to add new capabilities and/or widen the range of our product/service offerings.

In addition, we aim to continue to increase our revenues from corporate customers by offering them fixed and mobile converged total telecom solutions. In line with this strategy, in order to become the leading cloud services provider in Turkey, we have established datacenters in Istanbul and Ankara to provide cloud services to our corporate customers.

Focus on International Expansion

We aim to improve the performance of our international subsidiaries and increase their revenue contribution to the Group. Following the restructuring of debt at both our Ukrainian and Belarusian subsidiaries, we believe we have positioned these businesses to be able to achieve profitable growth. As the third largest mobile operator in Ukraine and Belarus, we have been successful in gaining market share and improved performance in underlying currency terms. We also believe that the 3G license we acquired in Ukraine will contribute to our ability to grow revenues.

We also intend to actively pursue external opportunities in ways that would allow us to replicate our business model in countries with cultural affinity and similar dynamics to our domestic and international markets in order to be able to leverage our experience and technological base. Accordingly, to the extent that we continue to grow our international business, we expect that our international revenues will represent a greater share of total group revenues over the medium term, further diversifying our revenue streams and positioning us for further growth.

Create Predictable and Sustainable Value

In order to grow profitably, we aim to manage our costs effectively, while investing in growth areas. We have taken significant steps towards improving our balance sheet, thereby creating value for our shareholders. We have become the only Turkish company with an ‘investment grade’ rating from all three major rating agencies (S&P, Moody’s and Fitch). We obtained new sources of credit of approximately $2.9 billion (part in Dollars, part in Euro) that we may use for infrastructure investments, restructuring of existing debt, and possible new investment opportunities. We launched a consumer financing company to further facilitate the financing of the technology demands of our customers.

III. Customer Segmentation and Services

a. Customer Segmentation

In Turkey, we have a total of 35.8 million customers including 34.0 million mobile line, 1.5 million fixed broadband and 224 thousand IPTV customers. We serve a broad range of consumer, corporate and wholesale customers, which accounted for 79.5%, 17.7% and 3.4% of Turkcell Turkey revenues in 2015, excluding other revenues and consolidation eliminations. Revenues attributable to consumer and corporate segments grew by 10.2% and 6.5%, respectively in 2015, while revenues attributable to the wholesale segment increased by 9.4% over the same period.

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

Consumer Segments

The consumer segments for our mobile business on which we focus include youth, professionals, households and premium customers with differentiated mobile communication offers, as well as campaigns and co-branded activities with selected companies from other sectors to create added values to targeted segments. For our fixed business, the only consumer segment is residential.

Corporate Segments

The Corporate segments for our mobile and fixed customers are composed of Small Office /Home Office (“SoHo”), Small and Medium Enterprises (“SME”) and Enterprise customers, for which we have differentiated mobile communication offers as well as campaigns and co-branded activities with selected companies from other sectors to create added value for targeted segments.

Wholesale Segment

Our wholesale segment focuses on managing wholesale voice, data and roaming services with the national licensed operators, international operators and network centric business owners such as data centers and content providers.

For the roaming services, the wholesale segment drives the group strategies to achieve the best international coverage for the customers to have continuous communication wherever they travel and to enable all visitors to enjoy the service quality of Turkcell.

For the wholesale data and voice services, the main strategy is to become the regional junction point of the hyper-connected world.

b. Services

We currently provide high quality mobile and fixed voice, data, TV and other services to our subscribers throughout Turkey. We provide a range of mobile services to our customers, enabling them to call, text, access the internet, stream music and watch videos and roam abroad. We provide these services through our network of over 41,300 base stations providing 99.85% 2G and 95.03% 3G coverage in Turkey. Our mobile subscribers can choose between our postpaid and prepaid services. Currently, postpaid subscribers sign a subscription contract and receive monthly bills for services. Prepaid subscribers must purchase a starter pack, which consists of a simcard with balance of TRY 35, while the top-up cards (both physical and digital) can be purchased in amounts ranging from TRY 15 to TRY 360. As of December 31, 2015, we had approximately 17.4 million prepaid subscribers and 16.6 million postpaid subscribers, compared to approximately 19.4 million prepaid subscribers and 15.2 million postpaid subscribers as of December 31, 2014.

We provide a range of fixed services in Turkey including voice, broadband and TV services to consumers and a wider range of services to our corporate customers, including cloud and traffic carrying. We provide these services through a combination of our own fiber infrastructure and leased copper. As of December 31, 2015, we had approximately 1.5 million fixed line customers of which 899 thousand were fiber and 621 thousand were ADSL customers. We cover 2.4 million homes with our fiber infrastructure.

(i) Voice Services

Voice services are the main services that we provide to our customers. Voice services consist of high quality mobile communication services on a prepaid and postpaid basis and fixed voice services for consumers and corporate customers.

(ii) Broadband

Our broadband services consist of mobile broadband, fiber to the home/building and ADSL.

We commercially launched 3G simultaneously in 81 province centers and major cities in Turkey at the end of July 2009 and reached 95.03% population coverage as of December 31, 2015 and 17.7 million 3G-enabled handsets in our network. Smartphones, which are defined as the devices that have a full touchscreen and/or complete keyboard (Qwerty/Qwertz) plus an open operating system, (eg. Symbian OS, Palm, Windows Mobile, Android), are an important component for the growth of our mobile broadband business. The smartphone penetration on our network reached 52% by the end of December 2015, up from a 40% penetration at the end of 2014. It is expected that 4.5G services will be commercially launched in Turkey on April 1, 2016. In order to increase penetration of the 4.5G services, Turkcell launched campaigns in which various 4.5G enabled smartphones were offered to Turkcell customers by dealers at competitive prices. The table below shows the number of smartphones in our network and smartphone penetration for the periods indicated:

	2009	2010	2011	2012	2013	2014	2015
Number of smartphones in our network (millions)	0.9	2.0	3.8	6.2	9.6	12.7	16.1
Penetration(1)	3%	6%	12%	19%	30%	40%	52%

(1)	Smartphone penetration is calculated as the ending number of smartphone subscribers (excluding smartphone subscribers with deactivated status) divided by the ending number of Turkcell mobile voice subscribers (excluding Turkcell subscribers with deactivated status).

A wide variety of data offers are made available as part of our voice and terminal bundled campaigns, where terminals are sold by dealers, to increase 3G device penetration, create a unique terminal experience and enhance the broadband internet experience. Distributors, dealers and Turkcell offer joint campaigns to the subscribers, which may include the sale of devices by the dealer and/or distributor and a communication service to be provided by us. In particular campaigns, the dealer makes the handset sale to the subscribers whose instalments will be collected by us based on the letter of undertaking signed by the subscriber. These campaigns contain a variety of devices such as feature phones, smartphones, 3G modems and tablets. Throughout 2015, we maintained our position as leader of handset campaigns through our dealer channel and we delivered attractive joint campaigns with “top of the class” models of brands in high demand such as Samsung, Apple, and LG. We have also launched Turkcell-branded T series smartphones and a tablet with Android operating systems since 2010, which we believe contributes to increase in smartphone penetration, data usage and further builds customer loyalty by offering a technologically advanced product at a competitive price. The latest version of the T-series, the T60, was launched in June 2015 and ranked third in September 2015 in terms of smartphone sales in Turkey according to an independent research company.

We extend our value propositions to our broadband products by not charging our customers for activation, modem or installation services and by offering high-speed fiber broadband at attractive prices. Moreover, we use a segment-based approach to maintain customer loyalty, with offers tailored on a customer-by-customer basis.

We offer fixed broadband internet packages to our residential customers. We also offer internet, voice and TV bundles, where we benefit from the use of our own fiber. We need the incumbent’s network to provide services outside our fiber zones, therefore we are able to offer double-play packages only with internet and voice to our customers due to the limitations of the ADSL network.

(iii) Other Services

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

Consumer Product Management is focused on developing and managing products and services to address the diverse needs of both consumers and corporate customers, thereby enriching their lives. These services are designed around three pillars: enhancing the communication experience of our customers via better call management and messaging services, enriching their “on the go” experience by using mobile technologies, especially in the areas of information and entertainment (i.e. television, music and sports) and enabling our customers to access information according to their needs and providing convenience services such as mobile payment and finance services.

Turkcell has developed a number of Turkcell-branded mobile applications in-house. Turkcell App Market is a localized application store for users to download both free and paid mobile applications to their supported handsets. It enables people to download more than 10,000 applications including Turkcell-branded applications and third party applications such as news, games and sports. As of December 31, 2015, Turkcell has 52 active Turkcell-branded mobile applications that were downloaded from the Turkcell App Market over 6 million times in 2015.

Among others, below are the strategic services on which we focus:

•	BiP is an Integrated IP-based communication application

•	Turkcell TV+ enables Turkcell subscribers to watch live television channels and on-demand video content on their mobile devices and through IPTV platform

•	Turkcell Music is a digital music platform to stream and download music,

•	Goals on Your Mobile allows fans to follow their team and be updated on a wide variety of categories such as game scores and player transfers,

•	Smart Storage is a cloud service that facilitates data storage; and

•	Mobile finance provides fast, secure and convenient services for our customers’ financial needs such as mobile payment, remote payment, money transfer, utility payment and direct carrier billing.

Integrated IP-Based Communication App (BiP)

BiP is available for all operators’ subscribers on iOS and Android platforms through App Store and Play Store and has been downloaded 4.8 million times in 169 countries as of December 31, 2015. The application supports five languages including Turkish, English, Ukrainian, Belarusian and Russian.

The most important features of Turkcell’s IP-based communication app BiP include:

•	Instant messaging, sending photos, videos and audios,

•	Group messaging with multiple people;

•	High quality VoIP and video call;

•	Entertaining content: Creating and sharing internet memes, a wide range of emojis;

•	Secret chat—Disappearing messages in the pre-defined time;

•	Communicating with non-BiP users via SMS; and

•	Sharing location.

The latest “Official Accounts” feature of BiP allows corporate brands, television and radio programs or celebrities to send real-time information to BiP followers and interact with them via instant messaging, VoIP or video call. Similar to the product offered in Turkey, BiP in Ukraine, includes voice and video call features in addition to messaging capabilities. lifecell subscribers also benefit from free data when using BiP. BiP is also planning to provide instant call center solutions with official accounts in the near future.

Turkcell TV

Turkcell’s multi-screen TV platform Turkcell TV+, launched in October 2014, delivers an enhanced television viewing experience to its subscribers anywhere, any time. Its unique features as compared to other platforms include the abilities to pause and rewind live streams, record to cloud and the capability to switch between four screens. As of December 31, 2015 Turkcell TV+ reached 558 thousand subscribers, 224 thousand of which were IPTV users. We expect that with the launch of 4.5G technology in Turkey, a more extensive content library, a new generation 4K-Ultra HD technology and application portfolio starting with YouTube, TV+ will become an even more popular and attractive service for both fixed and mobile users while playing an important role for the growth of Turkcell Group.

Turkcell Music

Turkcell’s digital music service Turkcell Music enables its users, via an application, to access a number of songs free of data charges. Users have the flexibility to listen to their favorite songs offline as well. As of December 31, 2015 the Turkcell Music has been downloaded 5.2 million times since 2011.

Goals on Your Mobile

Goals on Your Mobile is a sports application tailored for the four biggest soccer clubs’ fans and have been downloaded by 1.6 million times as of December 31, 2015. The service plans to serve the customers new features, such as the fan profile system which offers special features for sports fans, location based games, wearable options such as fitness trackers integrated with the applications, in addition to making replay videos available instantly on the user’s phone.

Cloud Services

Turkcell’s personal cloud service, Turkcell Smart Storage, is a first in Turkey and provides its users with the ability to store their photos, documents, and videos in one secure, convenient and personal space with autosyncing abilities, and to share them easily. Turkcell Smart Storage has increased its user base to 1.7 million as of December 31, 2015.

Mobile Finance Business

Turkcell Odeme Hizmetleri A.S. (“TOHAS”) was founded in March 2015 to create a convenient payment solution for its users and to offer them a streamlined shopping experience. TOHAS has applied to the Banking Regulation and Supervision Agency (the “BRSA”) for the Payment Services and E-Money Institutions license under the related legislation. Turkcell Mobile Payment service expanded its merchant network and reached over 2,000 merchants by providing quick and easy payment methods to mobile app stores, restaurant chains, parking lots, transportation services, insurance premium payments and the airport fast track services.

Corporate Products and Services

Corporate Product Management provides corporate customers with a competitive advantage by providing non-core industrial solutions. Fleet Management, Employee Tracking, Push-to-Talk Services, Energy Monitoring Services and New Generation Cash Register Solutions are available to streamline customer processes and provide operational efficiency through new revenue streaming channels, better customer reach and experience.

Real-time Enterprise

Turkcell has started the “Real-time Enterprise” initiative which aims to transform traditional enterprise processes into innovative, mobile-centric, real-time business processes. Real-time Enterprise consists of 3 major strategies: Mobile Enterprise, Real-time Marketing and Zero Infrastructure Enterprise.

•	Mobile Enterprise uses end-to-end solutions running on smartphones and tablets, which are replacing computers, to access information from anywhere. The solutions consist of automation solutions such as field sales automation, M2M products such as Smart Fleet, Ekip Mobil and communication solutions such as the Turkcell Video Conference.

•	Real-time Marketing enables enterprises to reach the right and relevant audience at the right time and location. With the help of the big data analytics and the Internet of Things (“IoT”), Turkcell marketing solutions allow enterprises to understand their current or potential customers and provide the opportunity for effective marketing.

•	Zero Infrastructure Enterprise facilitates ownership of a flexible, scalable, reliable and secure IT and communication infrastructure without the burden of capital expenditure. Turkcell currently has datacenter investments, and provides collocation services as well as public and private clouds. Turkcell also offers managed IT services to fully managed enterprise ICT processes on behalf of their customers.

Turkcell Super Esnaf Application

Super Esnaf is a location-based application which provides the geographic information of approximately 300,000 small business owners. The aim of the application is to make small business owners more visible and accessible, and to make it easier for people using Super Esnaf application to find the nearest craftsmen according to their needs. There are 62 categories of business operators from grocery stores to carpenters available on the Super Esnaf application.

Turkcell Smart Enablers Services

Turkcell Smart Enablers is a network of mobile-based and innovative technological services that offers companies the opportunity to know their customers better, reach the right customer in the right place, and increase security measures. These services are provided through a web service (API) that is easy to integrate into a company’s existing systems. Eighteen services have been launched within this service group.

As of the date of this annual report, more than 300 companies evaluate their business processes and provide new technological services to their customers by using Turkcell Smart Enablers web services (APIs).

Turkcell Smart Map: The Turkcell Smart Map service, which is another first for Turkey, makes it possible for companies who want to target specific customers to analyze large-scale data. Turkcell Smart Map is working on a website in which Turkcell’s corporate customers can analyze Turkcell’s mobile activity concentration at a point and time where an activity is being planned, or analyze where their own customers are concentrated at a specific time of day. Through this application, companies may have access to important data that will help them conduct marketing activities, develop growth strategies, and decide on new investment and design campaigns. In 2015, Turkcell developed new features such as Point of Interest (POI) analysis, movement analysis and interactive dashboard reports.

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

Cloud Services

Turkcell offers a wide range of cloud solutions for its corporate customers. These services range from collocation solutions, to infrastructure, backup and security services. In 2015, Turkcell managed over 2000 virtual servers and protected more than 1 Petabyte of data for its corporate customers. As of December 31 2015, our datacenters are based across five locations on approximately 7,000 square meters.

Turkcell offers cloud based applications from its data centers. Apart from the basic hosting and e-mail solutions, Turkcell offers cloud based (aaS) productivity applications such as videoconferencing and fax which enable corporate customers to send and receive fax digitally from anywhere.

Machine to Machine (“M2M”)

Since 2009, Turkcell has focused on its M2M business, whose principal markets in Turkey are car telematics, team tracking, fleet management, POS terminals, security alarms, smart metering, mobile health management, smart agriculture and sales force automation applications. Turkcell launched Turkey’s first M2M Platform in March 2012. With the M2M Platform, customers can manage their devices more effectively. As of December 31, 2015, the number of M2M subscribers increased to 1.9 million compared to 1.5 million as of December 31, 2014.

Mobile Marketing

Turkcell utilizes mobile marketing and advertising channels to create additional value for its customers. In 2015, many companies sought to expand and reach their customers through corporate messaging products, differentiating themselves from the competition. Those companies to have created fast and efficient solutions to their marketing needs through the use of bulk messaging stand apart from the competition by enriching their messages in terms of visual aspects with rich content messages which is a corporate messaging service that enhances the customer’s ability to send visual messages and by reaching their customers at the right place, at the right time, with our location-based SMS services. These companies also collected customer feedback by conducting satisfaction surveys using our Instant Response suite.

Increase in smartphone and tablet penetration has resulted in more data usage, more space to be creative and the need for more interactive marketing tools in order to be engaged with customers. As the use of mobile devices increases, mobile marketing has become a necessary part of every brand’s marketing strategy. Turkcell utilizes mobile marketing and advertising channels to create additional value for customers.

See “Item 3.D. Risk Factors” for a discussion of the regulatory changes affecting our mobile marketing business.

Turkcell Partner Network

Since 2002, Turkcell has been developing new products and services with its partners. Beginning in 2004, these partnerships were established under the Turkcell Partner Network programs. The Turkcell Partner Network is a business ecosystem comprising more than 200 registered business partners functioning as application service providers, content providers, service provider system integrators, independent service vendors, and original equipment manufacturer business partners. This ecosystem comprises a business network of more than 10,000 professionals recruited by our partners and their distribution channels. Functioning in a versatile business environment, the Turkcell Partner Network is reinforced with a framework of development programs, technological systems and digital communications infrastructure to announce, publicize, process, monitor, grade, analyze, improve, regulate and sustain partnership management schemes and models. By utilizing this framework, partners in the Turkcell Partner Network are evaluated on a semi-annual basis on financial and customer experience performances.

(iv) Wholesale

(i) International Roaming

Our coverage extends to many countries in the world. As of December 31, 2015, we believe we have further enhanced our position as a leading mobile operator of international roaming services by expanding our partnership in 208 destinations throughout the world, pursuant to commercial roaming agreements with 695 operators.

Since July 2002, we have provided roaming services for prepaid subscribers of foreign mobile operators visiting Turkey. We were the first operator to provide such a service in Turkey. This service, called Passive Customized Applications for Mobile Network Enhanced Logic (“passive CAMEL”), can only be enabled if both operators have installed the passive CAMEL system on their networks. As of December 31, 2015, we offered prepaid roaming to the prepaid subscribers of 410 operators in 154 destinations.

Since October 2004, we have offered roaming services for Turkcell prepaid subscribers traveling abroad. This service, called Active Customized Applications for Mobile Network Enhanced Logic (“active CAMEL”), can only be enabled if both operators have installed the CAMEL system on their networks. As of December 31, 2015, we offered prepaid roaming to Turkcell prepaid subscribers through 422 operators in 174 destinations.

Since October 2002, we have offered GPRS roaming. As of December 31, 2015, we allowed our subscribers to access the internet and reach their email accounts while traveling, through 558 GPRS roaming partners across 197 destinations.

As of December 31, 2015, our subscribers can send SMS to more than 695 mobile operators located in 207 destinations, including North America and China and in order to balance international SMS traffic, we have 63 International SMS Interworking Agreements in place.

Since December 2005, our subscribers have been able to send and receive MMS to and from subscribers of foreign operators. As of December 31, 2015, our subscribers were able to send MMS to 138 mobile operators in 74 destinations.

On July 30, 2009, we became the first operator in Turkey to launch 3G Roaming services in many different locations around the world. As of December 31, 2015, our subscribers enjoyed high speed mobile internet connections with 388 operators in 163 destinations.

We have entered into direct international roaming agreements with GSM operators around the world, including in Cuba, Iran, Sudan, Libya and Syria. These arrangements have been entered into in the ordinary course of business and on arm’s-length terms that we believe to be in line with industry standards. Under the roaming arrangements in the listed countries, our net revenues for roaming on our Turkish network totaled less than TRY2.9 million in 2015 and our net expense for our subscribers roaming on the networks of operators in the listed countries was less than TRY2.5 million in 2015. In terms of revenue generation, we do not believe that our roaming arrangements with operators in Cuba, Iran, Sudan, Libya and Syria are material.

(ii) Wholesale Voice

Turkcell and Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”) together supply wholesale voice service by establishing interconnection agreements with fixed line and mobile operators and international carriers.

As of December 31, 2015, Turkcell Superonline had interconnection agreement with more than fifty local and international carriers. Turkcell has interconnection agreements with Turk Telekom, Vodafone, Avea and Fixed Telephony Service Operators and via these agreements parties connect their networks to enable the transmission of calls to and from their mobile communications system. As of December 31, 2015, Turkcell had interconnection agreement with 28 fixed line and mobile operators and carriers.

For Turkcell, current interconnection rates are based on the ICTA’s, decision on the MTRs and FTRs. ICTA designated Turkcell as an operator having significant market power in the mobile access and call origination markets. Due to this designation, Turkcell is obliged to provide access and call origination service to MVNOs and directory services. As of December 31, 2015, Turkcell had agreements with 12 Directory Service Providers. Commercial negotiations in view of reaching agreements with MVNOs are ongoing. For more information, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

(iii) Wholesale Data

Our vision to become a regional player has been reinforced with 11 border crossings in Turkey. Five border crossings are towards Europe where we can offer various diversity options to connect with important European cities through protected and completely diverse routes. Six of the border crossings are towards the East, where we can offer capacity services to the Caucasus and Caspian region as well to the Middle East.

Starting from 2010, as a consortium member of Regional Cable Network (“RCN”) Project, we are linking Asia to Europe through our fiber optic infrastructure, which represents a milestone in the communications history and completing our vision to make Istanbul the regional traffic exchange point and to transform the Silk Road into the Fiber Road.

Today, we provide telecom services to more than 70 international operators including Tier-1 companies. Currently, we carry more than 2 Terabit of international traffic.

IV. Tariffs

Our charges for voice, messaging, and data consist of monthly fees, usage prices, bundles and volume discount schemes and options under various tariff schemes. The ICTA regulations and our license agreement regulates our tariffs in terms of minimum and maximum prices for GSM services. For more information on how our maximum and minimum price levels are established, see “Item 4.B. Business Overview—Regulation of the Turkish Telecommunications Industry”.

We have various segmented tariff plans that target specific subscriber groups (postpaid or prepaid, corporate or consumer). In the postpaid segment, linear tariffs offer flat and on-net (Turkcell subscriber to Turkcell subscriber) usage advantages. A majority of our customers prefer all-inclusive packages which include minutes to Turkcell, intra-company calls (for the corporate segment) and all national directions, data and SMS. Turkcell also offers all-inclusive packages with annual fixed-price plans that include price discounts and/or extra minutes.

Turkcell’s fixed offers are based on speed, quota and fair usage. The tariffs are designed upon the composition of the different needs of different customers. Turkcell’s fiber offers high speeds throughout our own infrastructure up to 1000 Mbps, usually bundled with voice, devices and TV products. DSL offers up to 16 mbps and has voice bundled tariffs. In 2016, we expect that VDSL will be offered to our customers using DSL products, with higher speeds.

(i) Consumer Tariffs

We offer a variety of voice packages which include on-net and/or flat minutes. We also offer bundled versions of these packages including data and flat SMS.

We have various tariff bundled terminal campaigns offered jointly by our dealer channel in which minutes, SMS and data services can be bundled with these terminals, which are expected to lead to higher mobile broadband and services usage.

We also have various mobile data bundled offers based on different customer needs according to their usage patterns such as lifestyle segments, data amount, usage hours, and seasonal usage. Examples include shared data packages, URL-based offers, throttling data packages, VINN (dongle) and VINN Wi-Fi offers, Kamu VINN and need-based VINN offers.

Today, more and more customers need reliable, consistent and uninterrupted internet connectivity both for mobile and fixed networks. At Turkcell, we focus on providing the best customer experience in all channels supported by competitive offers and an extensive network. We initiated our convergence program with two products for consumer and corporate segments, which include fixed broadband (fiber or DSL) and mobile broadband launched in December 2015. In 2016, we will continue providing the best service and fastest speed with 4.5G offers in mobile.

In fixed broadband products (fiber and DSL internet) we have various tariffs for different internet speeds and quota. We offer 25 Mbps to 1000 Mbps internet speed in the fiber internet which we serve through our own infrastructure. The campaign prices are valid for a 24-month commitment and we generally acquire customers for a 24-month commitment. Our fixed voice product is bundled with our fixed data product. We also have tablet and desktop campaigns in which the terminals are offered jointly by dealers, bundled with Turkcell Superonline fixed data products.

(ii) Corporate Tariffs and Loyalty Programs

We offer a variety of voice packages to our corporate customers to meet their communication needs. These packages include company, on-net and/or flat minutes. We also offer bundled versions of these packages including data and flat SMS.

We also offer various terminal campaigns in which voice, SMS and data packages can be bundled with different terminals. In addition, we provide various mobile data packages in order to meet different customer needs. These packages include shared data packages, URL-based packages, VINN Wi-Fi offers and tablet bundled campaigns.

In addition to mobile tariffs, we also address and provide solutions to our corporate customers’ different telecommunication needs with the Total Telecom Solutions Provider (“TTSP”) approach. We provide TTSP products such as VOIP, MPLS/VPN, data center, cloud, and mobile and fixed bundle offers to our customers from a single source. Moreover, we have initiated new data center investments in Gebze and Ankara, which are expected to become active during the second half of 2016. Our corporate customers will benefit from the services provided by the data centers which include co-location, cloud and security services.

We have dedicated voice and non-voice offers, and provide different benefits for “artisans”. We have a loyalty club called Artisans Club which addresses the 360-degree needs of artisans. The club offers advantages such as 30% discounted shipping with Yurtici Kargo and four-months free of Pronet Security Products and Services. In addition to dedicated products, tariffs and loyalty clubs for craftsmen, we created a Platinum platform in which craftsmen can receive extra Platinum Business benefits, as well as can benefit from customized customer experience processes which are designed only for them.

We also launched a new corporate add on packages primarily targeting enterprise segment customers. These add on packages enable our corporate customers to transfer voice, data or roaming packages to any Turkcell customer regardless of whether the line is owned by a corporate or an individual. Our corporate customers may transfer and cancel any add on package at any time by using the online transaction channel or via dedicated corporate representatives.

For corporate customers, Turkcell Superonline provides internet services over its fiber-optic infrastructure with the latest transport technology and DSL infrastructure of the incumbent fixed operator. We have “fixed internet” offers and “fixed internet and VoIP” bundle offers. With our offers, modem products are free. We also offer fixed internet and tablet bundles jointly by dealer channel for our customers.

We have two loyalty programs which are called “Win at Work” and Platinum Business. We launched our business to business (“B2B”) loyalty program, Win at Work, in March 2010, for Turkcell’s corporate customers. Win at Work is the first loyalty program focused on the B2B segment. The main focus of Win at Work is to offer advantages to our corporate customers and provide them with cost advantages on their non-GSM costs. With this program, Turkcell’s corporate customers get discounts in several areas such as market, gas, transportation, technology, car rentals, dry cleaning services, translation services. Platinum Business is a loyalty program for corporate subscribers with Platinum tariff plan which provides attractive co-branding offers with various brands such as discounts on sea taxi services between the Asian-European sides of Istanbul and providing shuttle services to reach their destination during ski holidays.

(iii) Wholesale Tariffs

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

Interconnection rates in Turkey are based on the ICTA’s decision on the interconnection tariffs for Turkcell, Vodafone, Avea, Turk Telekom and Fixed Telephony Service Operators.

With respect to data sales, Turkcell intends to provide competitive prices to promote Istanbul as a regional hub for peering and IP transit services.

V. Churn

Mobile churn rate is the percentage of disconnected subscribers calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Under our disconnection process, postpaid subscribers who do not pay their bills are disconnected and included in churn upon the commencement of a legal process to disconnect them, which commences approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. Prepaid subscribers who do not reload TRY for a period of 270 days are disconnected (this was changed in 2010 from 210 days). Under our churn policy, prepaid subscribers are disconnected from the system if they do not top-up above TRY10 during a nine month period. In the fourth quarter of 2015, 379 thousand subscriptions which were not topped-up at all within the stipulated period were disconnected. In 2015, the churn rate decreased to 27.3% from 28.3% in 2014, primarily due to churn actions such as voice/data bundle offers based on different customer needs. The fixed churn rate also decreased to 16.7% in 2015 from 17.7% in 2014.

We have what we believe to be an adequate allowance for doubtful receivables in our Consolidated Financial Statements for non-payments and disconnections amounting to TRY816.4 million and TRY727.7 million as of December 31, 2015 and 2014, respectively.

The churn rate for the fixed broadband products is calculated in the same way as the churn rate for the mobile products. Fixed broadband subscribers who do not pay their bills are disconnected in 15-62 days according to the financial risk segments of the customers. The legal process commences approximately 104 days from the due date of the unpaid bill.

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

The Turkish fixed broadband market is also affected by seasonal peaks and troughs. Historically, the effects of seasonality on fixed broadband usage have negatively influenced our results in the third quarter of the fiscal year. This is mainly due to summer holidays when both usage and acquisition numbers decrease and churn increases due to residents moving.

VII. Mobile and Fixed Network

a. Coverage

Statements regarding our 2G coverage are based on the ICTA’s specifications as well as the TUIK’s announcements regarding the population, and statements regarding our 3G coverage are based on the ICTA’s 3G coverage calculation specifications issued on April 25, 2012. Our mobile communications network is designed to provide high-quality coverage to the majority of Turkey’s population throughout the areas in which they live, work and travel. As of December 31, 2015, Turkcell covered 95.12% of Turkey and 99.85% of its population, including 100% of cities with a population of 1,000 or more. Coverage also includes a substantial part of the Mediterranean and Aegean coastline, and during 2015, we enhanced coverage in low-populated areas (populations of less than 1,000 people) as well. In terms of 2G, we have significantly exceeded the minimum coverage requirements of our license.

We have also expanded our mobile communications network to add capacity to existing service areas and to offer service to new areas, including the improvement of existing urban, suburban and intercity road coverage. In 2016, we will continue to expand our coverage and further enhance capacity in populated areas. As of the end of 2015, within the scope of the Ministry of Transport, Maritime Affairs and Communications’ Rural Coverage Project as part of universal services which we started in August 2013, infrastructure covering 1,793 settlements with populations of less than 500 has been installed as of the end of 2015, with network sharing technology, which enables all operators to use the same BTS, BSC and IP Transmission lines.

We commercially launched 3G simultaneously in 81 provinces and major cities in Turkey in July 2009. As of December 31, 2015, we covered 95.03% of Turkey’s population and 99.85% of 16 metropolitan municipalities’ populations. As a result of the amendment to the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement.. We filed a lawsuit for a stay of execution and the cancellation of this aforementioned decision. The Council of State granted a motion for the stay of execution of ICTA’s aforementioned decision. The ICTA objected to this decision. The objection was also rejected in favor of Turkcell. The case is still pending.

Benefiting from higher-quality communications provided by the widest spectrum in 3G, Turkcell will continue to offer seamless communications services to its customers with what we believe to be the most extensive coverage amongst its peers.

In 2015, we continued to develop and improve the coverage and capacity of our network. In urban areas, we increased both coverage and capacity by placing network infrastructure in commercial sites such as shopping malls, business complexes and entertainment centers. We became the first mobile operator extending 3G coverage to all of the districts in Turkey.

We began using 3G Small Cells (such as Femto, pico and micro) which are solutions to further enhance our coverage in places where signal penetration problems exist due to thick concrete walls, coated glass windows, basement floors, etc. 3G Repeaters have been used to serve the same purpose.

Following the IMT-Advanced (“4.5G”) tender held on August 26, 2015, Turkcell acquired 10 MHz of 800 MHz for use and an additional 1.4 MHz of 900 MHz frequency bands. We plan to use these frequency bands that provide high signal penetration in order to provide IMT coverage and enhance 3G coverage.

Our fixed communications network is designed to provide high capacity and high-quality service to consumer and corporate customers. Moreover, we believe that it is very well designed and implemented to provide capacity to our mobile network. Our fixed network has capabilities to carry large volumes of data and internet traffic inside the country and is also connected to national and international telecom operators.

As of December 31, 2015 our fiber network has reached to 35,269 kilometers and connects 77 of 81 cities. In 15 cities we have fiber to the home (“FTTH”) network and homepass, which means the number of premises that are connected to the fiber network, has reached 2.4 million. We also provide enterprise Wi-Fi services.

In the fixed access network we have two main network structures called fiber to the building (“FTTB”) and fiber to the home (“FTTH”). In FTTB network, we are installing switches to access our subscribers. In FTTH networks, we are installing Gigabit Passive Optical Network (“GPON”) equipment which is the latest access network technology for residential and business subscribers. These network structures enable Turkcell to offer triple play services (High speed internet, TV, Voice over IP). The fixed access network also provides bandwidth requirement for mobile sites with Metro Ethernet services.

b. Quality of Service

The ICTA published a “Regulation on Quality of Service in the Electronic Communications Sector” on September 12, 2010, effective as of December 31, 2011 (see “Item 4.B. Business Overview —Regulation of the Turkish Telecommunications Industry” for further details). The Turkcell Network is currently above the standards set by the statement. As usual, “Call Drop” was one of the major Quality of Service figures that we focused on during 2015.

Dropped calls are calls that are terminated involuntarily and are measured by using the ratio of total dropped calls during the most congested hour of network traffic during the relevant time period to the traffic intensity in that congested hour. Using such industry standard for dropped calls, our dropped call rate for our 2G network has further decreased below 0.65%.

Turkcell also provides high quality services through its 3G network. In a short time, we have succeeded in reducing the 3G dropped call rate below the 2G network. Our dropped call rate for our 3G network is below 0.4%. The rate of service quality is being enhanced all the time due to investments in our 2G and 3G network to improve the quality and capacity of the network.

We have started to offload data traffic by increasing the percentage of small cells in the network for improving customer satisfaction. We also focused on Special Distributed Antenna Solutions and customization of parameter settings in major stadiums to maximize the capacity of our 2G/3G Access Network. Together with Turkcell Superonline, we have also implemented Wi-Fi offload integrated with the Turkcell 3G network to further enhance the customer experience.

We are the only operator in Turkey that can increase its carrier number up to six carriers, due to our A-type license agreement and the recent acquisition of new spectrum from the 2100 MHz band. We are using this capability to increase our capacity to provide superior services to a larger number of subscribers and improve coverage. In 2015, we continued to increase the number of carriers with the advantage of large spectrum assets. We believe we have sufficient bandwidth to serve our current and projected short-term subscriber base and we currently meet the capacity requirements of both our 2G and 3G subscribers. We intend to deploy additional frequencies in 2016.

Turkcell has been awarded the ISO 9001 certificate since 1999 and renews its ISO 9001 certification every two years in the fields of design, installation, operation, sales, after sales services of global mobile communications within Turkcell functions. The latest certification Turkcell was awarded is the ISO 9001:2008 Quality Management System Certificate in 2014. In addition, Turkcell received the ISO/IEC 20000-1:2005 IT Service Management System Certificate in January 2011. As the first telecommunications company to receive the ISO 20000-1:2005 certificate in Turkey, Turkcell has promoted the adoption of an integrated process approach to effectively deliver managed services to meet business requirements.

On the fixed network side, we monitor traffic utilization in our access network continuously to prevent any saturation and upgrade the capacity as soon as possible. Turkcell modifies and redesigns the network topology to meet the future requirements which allows us to improve our quality of service performance.

The optical transmission network relying on DWDM systems with Automatically Switching Optical Network (“ASON”), Optical Transport Network (“OTN”) and traditional Synchronous Digital Hierarchy (“SDH”) using protection mechanisms benefit alternative fiber routes wherever available. This increases the capabilities of re-routing in the event of service interruption. Thus, the delivered point to point services provides an experience up to 99,999% availability figures; a level of quality defining the transmission network as upper level “carrier-class” network.

c. Network Evolution

(i) Radio Network

We have already achieved a speed of up to 43.2 Mbps through dual-carrier technology in more than 99% of the base stations across the country. We have also implemented HSUPA 5.76 Mbps in our entire 3G network. In the GSM network, EDGE is used as a complementary technology to UMTS/HSPA. EDGE is an evolution of the GSM technology which allows consumers to use cellular handsets, PC cards and other wireless devices at faster data rates of up to 300 Kbps. Today, all of our base stations support EDGE technology. To enhance our 2G network capacity where congestion is a possibility, we intend to construct additional network sub-infrastructure, or implement technological advances that will permit bandwidths to be used more efficiently.

In 2015, we focused on 3-Carrier High-Speed Downlink Packet Access (3C-HSDPA) and Dual-Carrier High-Speed Uplink Packet Access (DC-HSUPA) technologies. Turkcell, together with Ericsson and Qualcomm Technologies, Inc., a wholly owned subsidiary of Qualcomm Incorporated, successfully demoed one of the world’s first live 3C-HSDPA on a commercial network. 3C-HSDPA is engineered to increase user speeds for downlink by up to 50% throughout the entire cell compared to dual-carrier, regardless of network load. The demo recorded 63 Mbps downlink and 11.5 Mbps for uplink. In 2014, we also implemented 3C-HSDPA (63.3 Mbps) and DC-HSUPA (11.5 Mbps) technology in our 3G network becoming one of the first mobile operators to provide this service in its network. We believe our customers will be able to experience the highest download/upload speeds of 3G technology.

Turkcell’s radio network has evolved to a multilayer structure including 3G Small Cell (such as Femto, pico and micro).

Turkcell acquired a total of 172.4 MHz frequency in the 4.5G auction on August 26, 2015. During 2015, we continued to work on the 4.5G technology as the next step in the network evolution path of mobile broadband services including field trials and network infrastructure readiness activities. In September 2015, we made a successful demo in which we reached speeds of up to 1200 Mbps with five carriers and 79.8 MHz Turkcell frequencies band in a lab environment with prototype LTE A modems. Turkcell aims to reach speeds of up to 375 Mpbs in the 4.5G network, following its commercial launch in April 1, 2016.

Turkcell became a member of the NGMN (Next Generation Mobile Networks) and also a member of the NGMN Board in 2013. Turkcell joined NGMN 5G work groups along with other global mobile operators to define the requirements of a 5G network during 2015.

(ii) Transmission Network

Turkcell is the first operator in Turkey to start deploying All-IP NodeBs throughout its network. We are not only expanding our 3G network but also migrating legacy TDM-GSM sites to IP through the deployment of Abis over IP technologies. Thus, we currently have an All-IP mobile backhaul of more than 20,000 BTSs and Node-Bs that provides resiliency, ease of operation and operational expense advantages. In addition to this, we have also invested in topology redundancy projects due to our IP/MPLS backhaul for better service availability. Backhaul bandwidth capacities were increased for wide coverage of 43.2 Mbps dual-carrier applications and the Microwave Radio Link network was modernized for Native Ethernet and Adaptive Modulation support to increase availability and reduce outages due to severe rain conditions. Usage of fiber connectivity is moving further from High-RAN aggregation points towards Low-RAN aggregation points. Furthermore, fiber to the site applications have been started for 4.5G readiness of sites with very high traffic. Due to higher bandwidth requirements of the 4.5G users, we are migrating from SDH based leased lines to DWDM or dark fiber multi-Gigabit Ethernet links on the high traffic aggregation points.

(iii) Core Network

The whole Turkcell Core Network is currently composed of new layered structure Next Generation Network (“NGN”) nodes. By using Geographical Redundant Pool (GRP) structure, we get (i) full redundant MSC-Ss, (ii) redundant physical interfaces to MGWs, (iii) CAPEX efficiency, and (iv) improvement in radio network KPIs.

We have deployed and continue to develop our GPRS network to provide the high speed and reliability to meet the demand of our businesses and consumers.

(iv) Fixed Network

Our fiber optic network provides up to 1000 Mbps high speed internet service in 15 cities across Turkey. We also provide superior triple play service experience to our subscribers. We are installing and investing in EDGE technology access equipment in our network. We believe that with this strategy Turkcell will be ready to offer future customer experiences.

Turkcell is the first company in the world that has realised commercial application of colorless and directionless ASON on a live traffic carrying network. Turkcell also introduced coherent 100G technology in the backbone along with optical ASON in the early stages at the end of 2012 and early 2013. Today, Turkcell continues its evolution plans via realizing tests for 1 Tbps per wavelength using super channels on existing DWDM networks.

Fixed networks will provide backhaul that not only connects the signal towers to the telecom network, but also allows for enough bandwidth to support operations in 4.5G. This is creating an environment in which optical cabling and fiber to ethernet media converters are among the most important parts of a mobile network. As a result, fiber will remain an integral part of telecom networks.

(v) Services and Platforms

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

In addition, the Turkcell Network Operation Center located in Istanbul monitors our entire network 24 hours a day, 365 days a year, and ensures that necessary maintenance is performed in response to any problems.

f. Site Leasing

Once a new coverage area has been identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify BTS sites. In urban areas, typical sites are building faces and rooftops. In rural areas, masts and towers are usually constructed. Our technical staff also identifies the best means of connecting the base station to the network. Once a preferred site has been identified and the exact equipment configuration for that site determined, we start the process of site leasing and obtaining necessary regulatory permits. Site leasing processes and construction of the masts or towers is performed by the Site Acquisition Unit in Real Estate and Construction Department of Turkcell. We lease or buy the land and provide site management services (yearly rental payments, contract renewals, rework permits) by using subcontractors. We manage all these processes for technical demands of Turkcell, Turkcell Superonline and Global Tower.

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

Turkcell BCMS is assisted by the coordinators and business continuity virtual team. Regular BCM training and awareness programs are carried out throughout the organization. The effectiveness of BCMS is monitored every year through internal/external audits, and integrated exercises, the results of which are reviewed in management review meetings. In 2015, we exercised and tested our business continuity plans, communication and warning procedures to ensure that they are consistent with the business continuity objectives.

Turkcell’s BCM will be able to cover the majority of Turkcell’s operations through potential environmental events and natural disasters. Our aim is to ensure the continuity of the call, messaging, internet and societal security services for Turkcell, availability of fixed voice call services, data, data centers and societal security services for Turkcell Superonline, provision of site acquisition and contract management services for infrastructure requirements of GSM operators, TV/Radio broadcasters and technical infrastructure suppliers and installation, testing, commissioning, operation and maintenance of tower, in building, roof top infrastructure/Sites for Global Tower at acceptable predefined levels following disruptive incidents. Business continuity plans are prepared by taking into consideration the customer’s expectations, company policies and legal obligations. They are regularly exercised to guarantee the operation of time-sensitive business activities in case of business disruptions. We are continuously improving our business continuity capacity in accordance with the “ISO 22301 Societal Security, Business Continuity Management System” international while preserving our image as a reputable and solid integrated service provider.

h. Enterprise Risk Management (“ERM”)

Turkcell’s Enterprise Risk Management team is responsible for coordinating the process of identifying, assessing and overseeing actions by management and the company’s business units to manage the risks that may affect the business objectives of the company. ERM supplies an information platform to management regarding the risks which may have an effect on the decision making process. Turkcell ERM aims to develop an approach of integrating risk management with the core management processes as well as enterprise risk culture. While doing this, Turkcell uses an ERM framework which is compatible with the COSO framework and the ISO 31000 Standard. Based on the ERM procedures, risks are identified and evaluated in terms of impact and likelihood. Risk responses and controls are developed and the whole process is monitored.

Turkcell’s ERM team is the owner of an enterprise risk database. A range of management tools are used for risk identification and evaluation such as Delphi surveys, workshops, brainstorming sessions, risk reporting from divisions’ risk contacts, in-depth interviews with the management team and research reports while coordinating the process of identifying and assessing risks. The risk database is monitored by the ERM team and critical risks are reported to the Early Detection of Risk Committee every two months.

VIII. Sales and Marketing

We design our sales and marketing strategy around subscriber needs and expectations. We try to ensure the loyalty of our subscribers by providing offers, campaigns and our advanced service delivery platforms.

a. Sales Channel

We support our sales efforts through one of the largest retail telecommunications distribution networks in Turkey, with approximately 1,080 exclusive stores, many with prime locations, as well as approximately 11,310 non-exclusive dealers. Our two exclusive distributors provide our products and services as well as handsets and aftersales services for this wide network of dealers, while 34 exclusive Turkcell distribution centers focus solely on non-exclusive dealers. We also have a door-to-door sales force and home technology management team, which makes approximately 60,000 connected home technology transaction per month. This provide us with an important channel to distribute our integrated solutions directly into the homes of Turkish consumers. We also operate a dedicated corporate direct sales team of approximately 600 personnel who can offer tailored solutions to their respective segments.

Our nationwide distribution channel is an important asset that helps us differentiate ourselves from our competitors and achieve our sales targets. Our strong and extensive distribution network consists of distributors, Turkcell Distribution Centers (“TDC”), Corporate Solution Centers, non-exclusive dealers, Turkcell Communication Centers (“TIMs”), and Turkcell Stores as well as points of sale for scratch cards and prepaid airtime, including digital channels, ATMs, Point of Sales (POSs), web, call centers, supermarkets, gas stations and kiosks. We sell postpaid and prepaid services to subscribers through our distribution network. The number of exclusive and non-exclusive dealers totaled approximately 12,390 sales points as of December 31, 2015.

Our exclusive retail network consists of powerful retail dealers with good locations, modern designs and superior after-sales service. TIMs lead the market with their user-friendly atmosphere, new products and services and dedicated employees. In 2009, TIMs were relaunched with the motto “We aim to ease your life with technology” in order to enhance our customer service-oriented image under the “TIM” brand. As of December 31, 2015, Turkcell had approximately 1,080 exclusive sales points. Every year, around 240 million visitors are served by our specialized sales force, which consists of approximately 8,180 people in TIMs. In addition, the six flagship Turkcell Stores in three cities (Istanbul, Ankara, Antalya), fully operated by Turkcell, continue to enhance Turkcell’s brand image in the retail world by providing what we believe to be the best customer experience and introducing top-of-the-line new products and services to our customers. Moreover, we have 157 Technology Specialists in TIMs who coach the entire sales force, help customers experience technology and spread the latest technological information.

Our non-exclusive dealer network provides us with a high penetration of Turkcell products and services in Turkey. Our 34 TDCs are aimed at enhancing our distribution effectiveness in the non-exclusive channel and ensure the timely and efficient distribution of Turkcell products and merchandising materials. They also facilitate the Turkcell brand and offer awareness in this competitive channel.

Alternative sales channels are re-designed under four main branches: Telesales, New Sales Channels, Online Sales and Self-Service Channels.

We are working on attracting our customers to all of our channels through digital channels and by co-branding. We offer our customers fast and safe access to our products and services 7/24 via turkcell.com.tr, our Online Sales Channel. Another channel is our Self-Service Channel (which consists of ATMs, Call Centers, internet branches of banks, Kiosks, and in other channels, over 15 thousand national and local markets and post office branches) where we give our customers the opportunity to access Turkcell’s products easily and quickly.

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

We address strategic enterprises, major enterprises, medium businesses, public enterprises and small businesses through five channels, which the first four of channels are focused from account managers and small businesses with indirect sales channels, corporate focused dealer organizations and telesales operations. With the objective of coordinating all sales processes, working closely with more customers and improving effectiveness and efficiency, corporate customers are managed directly by these sales channels. The main aim of this activity is to provide mobile services to strategic, public and major enterprises and medium and small businesses in order to meet their communication requirements and also to support these solutions with retention and acquisition programs and tariffs. We work closely with solution partners and application providers to integrate mobility into companies’ operations through tailor-made total solutions packages.

b. Advertising

In 2015, we remained focused on understanding the needs of each consumer segment thoroughly and sought to offer them superior coverage, a seamless transition from 3G to the new 4.5G network in Turkey, tailored solutions, outstanding service quality, and leadership in social responsibility. We seek to empower our customers by enabling them to be more connected to life with simple communications solutions ready at their fingertips. Through the nation’s fastest 4.5G bandwidth which we acquired in 2015, we believe we will be able to provide our customers with the most reliable 4.5G LTE network nationwide in April 2016.

In 2016, our two main communication pillars will be what we believe is our superior 4.5G network and making Turkcell “the most preferred telecom service provider” both in mobile and fixed networks. Consequently, we aim to reposition our brand as the provider of the fastest and most convenient technologies for our customers. We will also seek to maintain our leadership in social responsibility and sponsorship projects in Turkey.

c. Customer and Experience Management

The key part of our customer and experience management strategy is to provide basic and premium services through several channels by thinking and acting in a customer-focused manner in line with market trends and Turkcell’s mobile and fixed solutions. Our goal is to maintain a continuous relationship with our customers through fostering a high level of customer satisfaction. We continuously ask our customers how satisfied they are with the service they receive and for any suggestions through near real-time mobile surveys. We aim to achieve operational excellence throughout all customer touch points for every customer segment by continuously improving and simplifying processes and services. Customer feedback is the major input for Turkcell’s continuous process and journey improvement efforts.

With respect to provision of customer services we mainly work with our subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”). Turkcell Global Bilgi offers 24/7 contact center services at several sites and manages more than 200 million contracts annually. Turkcell’s customer service strategies for contact centers are implemented by Turkcell Global Bilgi and we audit all of their operations along with monitoring whether customer services and customer satisfaction programs are executed in line with Turkcell’s customer strategies. Turkcell Global Bilgi’s success has been affirmed by a number of domestic and international awards received in 2015. Turkcell Global Bilgi was recognized as the global “Top Ranking Performer” in two categories by ContactCenterWorld.com. In the global awards ceremony held in Las Vegas, United States. Turkcell Global Bilgi received the top award in “Best use of Self-Service Technology” category with its full speech IVR solution which was developed in-house and which is based on native language understanding technology “enabling the customer to interactively communicate with the system just by speaking during the whole transaction”. The second award came in the “Best Home / Remote Agent Program” category. With regard to Turkcell’s customer satisfaction, we received “The Customer Satisfaction Sustainability Award” at the National Quality Awards organized by the Turkish Quality Association (“KalDer”) for sustaining our number one ranking in the Turkish Customer Satisfaction Index for the past seven years. We also offer customer service at face-to-face communication centers named TIMs and Turkcell stores. Our approximately 1,080 exclusive stores are established all around Turkey in order to meet our customers’ technological needs and demands.

We aim to channel our customers to reach us digitally. To realize this goal, we invest in our online self-service channels. The primary channel is our mobile application called “My Account” which provides our customers the ability to track the bills, usage and settings and make top-ups to their plans. In 2016, we plan to focus more on increasing sales through this application. Additionally, our customers can contact us via online chat available on both the website and the application. We also use online chat applications to reach our customers proactively when they are stuck on the website or need assistance while trying to buy a product. In light of the “crowdsourcing” trend, we also offer Turkcell Forum in order to facilitate our customers’ interactions with each other and opportunities for them to learn from their experiences. For corporate customers, account managers are assigned for exclusive service. An account manager is the single point of contact and provides proper solutions in response to customer needs. While managing our corporate customers through five sales segments, we also support our customers through e-mails, calls and dedicated back offices, under the umbrella of our Contact Center. We have Corporate Customer Representatives to support direct requests from our strategic and large enterprises and/or to support indirect requests received through our account managers. In addition, for small and medium businesses, we aim to meet faster and higher quality service standards by providing online solutions to satisfy the demands of our sales teams regarding their customers’ demands with our “Field Support Desk”. Moreover, we developed a mobile application called “My Company” for corporate customers, which helps them to manage all their GSM lines via mobile. Our corporate customers can experience the convenience and speed of doing self-service transactions for all lines by using this application.

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

IX. International and Domestic Subsidiaries

A component of our strategy has been to grow or improve our business in both international and domestic markets. International expansion and, in particular, continued strong operations in the countries in which we are currently present is important for us. We believe these operations will provide additional value to us in the future and will continue to serve an important role in our goal to be a converged communications and technology services company.

While continued improvement of our current operations is a key priority, we may further expand and increase our presence in key emerging markets in the region, such as the C.I.S. region, Eastern Europe, the Middle East and Africa and the Balkans. Through such investments, we intend not only to transfer our technological know-how and marketing expertise, but also to maximize economies of scale and group synergy.

Our international and domestic endeavors will continue in 2016. We will continue to selectively seek and evaluate new investment opportunities both in our main and adjacent communication and technology business areas as well as the businesses outside of the scope of our core business.

Ukraine—lifecell

We acquired our interest in our subsidiary Astelit (renamed as “lifecell”) on April 2, 2004, by purchasing the entire share capital of Astelit’s parent, CJSC Digital Cellular Communications (“DCC”), from its shareholders. Astelit, 99% owned by DCC, held a nationwide GSM 1800 license. On April 4, 2006, Astelit announced a merger of DCC and Astelit, which was completed on August 1, 2006. Our interest in Astelit was previously held through our wholly owned subsidiary, Turktell Uluslararasi Yatirim Holding A.S. (“Turktell Uluslararasi”). However, Turktell Uluslararasi merged into Turkcell and the registry record of Turktell Uluslararasi was deregistered on December 24, 2014.

On July 10, 2015, we completed the acquisition of SCM’s 44.96% stake in our Netherlands-based subsidiary Euroasia, which owns 100% of LLC Astelit. The terms of the acquisition required a payment of $100 million as consideration for the acquisition, the payment of Astelit’s debts obtained through and with guarantee of SCM Group, the termination of all guarantee agreements to which SCM Group is party, and the release of SCM Group in this regard. In accordance with IFRS 10 “Consolidated Financial Statements”, the acquisition of the remaining 44.96% in Astelit for a total consideration of $100 million was considered an equity transaction and the deficit representing the difference between the non-controlling interests was derecognized and the consideration paid for the acquisition of shares amounting to TRY 929 million was deducted from retained earnings in July 2015.

Following the acquisition of the 44.96% interest in Euroasia from SCM, Astelit’s borrowings obtained from and with the guarantee of SCM Group have been repaid in July 2015. The Group converted a material portion of Astelit’s borrowings to equity and restructured Astelit’s remaining borrowings in order to mitigate the foreign exchange risks associated with borrowings denominated in foreign currency. Astelit’s capital has been increased by $686 million (equivalent to TRY 1,995 million as of December 31, 2015) and Astelit obtained $66 million (equivalent to TRY 192 million as of December 31, 2015) subordinated loan directly from the Company in the third quarter of 2015. Additionally, under the guarantee of Turkcell, Astelit utilized loans fully denominated in local currency of UAH 3.55 billion (equivalent to TRY 430 million as of December 31, 2015). Regarding UAH 2.5 billion (equivalent to TRY 303 million as of December 31, 2015) of these loans, a cash collateral of $120 million (equivalent to TRY 349 million as of December 31, 2015) has been provided by Turkcell and recognized in other currents assets in the financial statements as of December 31, 2015.

Astelit began its operations in the Ukrainian market in February 2005 with its brand “life:)” During ten years, the brand became highly recognized in the market due to its focus on a young, innovative and flexible audience. After ten year successful history in the industry, on January 15, 2016 the company announced a new stage of its development which started with large-scale rebranding. Starting from 2016, the company now offers its services under the new brand “lifecell” and in connection therewith changed its trade name to “lifecell LLC” at February 2, 2016. This brand change marks a milestone in the operator’s journey as a technology leader in Ukraine. lifecell adopted blue and yellow as its brand colors, bringing Turkcell and its Ukrainian subsidiary closer in terms of brand identity. Under the new brand identity and with ongoing investments in 3G+ infrastructure and services, lifecell will continue its story in the market, seeking to become Ukraine’s top data operator and usher in new possibilities in the country’s telecommunications landscape.

As of December 31, 2015, lifecell had 13.5 million registered subscribers, a 2.9% annual decrease from 13.9 million registered subscribers as of December 31, 2014. The majority of subscribers are prepaid subscribers as of December 31, 2015. lifecell’s three-month active subscribers reached 10.6 million as of December 31, 2015 from 10.3 million subscribers as of December 31, 2014. During the third quarter of 2010, the definition of active subscriber was modified to churn out any subscriber whose only activity was the receipt of bulk SMSs or call forwarding.

The company has been known in the market as one of the most dynamic and innovative ever since lifecell was the first to introduce a number of new technologies and products that had previously been unavailable to Ukrainian subscribers. The company is highly motivated to keep its innovation leadership in marketing and sales. In 2011, lifecell adopted its new regional strategy, which divides the country into three major regions and focuses on each region with tailored marketing and sales activities. There are 6 lifecell customer service centers and 184 exclusive lifecell shops which are working in 91 cities of Ukraine as of December 31, 2015. In addition, the customers can order lifecell services in 144 branded sales points and 30,108 other GSM and non-GSM sales points throughout Ukraine. As of December 31, 2015, lifecell provided roaming services in 196 countries via 468 roaming partners.

As of December 31, 2015, lifecell operated in 100% of the cities of Ukraine (excluding Crimea) with a population of more than 2,000 inhabitants (2,257 settlements) and in total more than 28,871 settlements nationally, and all principal intercity highways and roads, which corresponds to coverage of approximately 98.85% of the whole population of Ukraine or 94.65% geographical coverage with 10,972 base stations. lifecell stopped recording revenues from Crimea starting from the end of September 2014 and impaired its assets in that region. lifecell is currently evaluating its options with respect to the disposition of its assets in Crimea. Furthermore, the current military and political crisis in the Eastern region (mainly in Donetsk and Luhansk) and with Russia remains unresolved, which could lead us to evaluate our options in the Eastern region. Cumulative capital expenditure for the development of lifecell’s coverage amounted to $1,795 million as of December 31, 2015. In 2016, lifecell will continue investing to increase capacity of its network.

lifecell is dedicated to further developing innovations in the market. The National Commission for the State Regulation of Communications and Informatization (“NCCIR”) held the 3G license tender on February 23, 2015. lifecell submitted a bid of UAH 3,355 million (equivalent to TRY 406.5 million as of December 31, 2015) and was awarded the first lot, which is the 1920-1935 / 2110-2125 MHz frequency band. Official notification was received on March 2, 2015 and the license payment was made on March 19, 2015. In May 2015, lifecell has made payment of UAH 358 million (equivalent to TRY 43.3 million as of December 31, 2015) as a first installment for conversion of spectrum from military use and committed approximately UAH 426 million (equivalent to TRY 51.6 million as of December 31, 2015) for the remaining installments of the conversion. The committed amount will be subject to change according to the inflation rates at the date of the payments. After winning the tender, lifecell launched 3G services on June 4, 2015, becoming the first operator to offer a 3G+ network in Ukraine, which is available to nearly 4.6 million subscribers as of December 31, 2015 all over the country. lifecell launched 3G+ in Ukraine, a peak of evolution of third generation technology which allows lifecell subscribers to enjoy a speed of up to 63.3 Mbps.

Since May 2015, lifecell has continued to roll out its 3G + network and officially launched 3G + network in eight regional centers of Ukraine, including Lviv, Kyiv, Odesa, Dnipropetrovsk, Chernigiv, Mykolaiv, Vinnytsa and Kharkiv, with the population over one million citizens. Currently 3G+ from lifecell is available in nearly 200 towns in Ukraine and settlements including eight regional centers.

3G+ services of the lifecell network are used by more than 2.0 million subscribers as of December 31, 2015. At the beginning of September 2015, lifecell opened access to the 3G + network to all of its customers, regardless of the current or new customers’ tariff plan. In December 2015, lifecell received a Grand Prix and the Silver Award for its 3G+launch advertising campaign from the prestigious international competition Effie Awards, which is the only award in Ukraine evaluating effectiveness of marketing communication.

The Ukrainian telecommunications market is regulated by the Cabinet of Ministers of Ukraine (main state policy), the State Service of Special Communication Administration (“SSSC”) (technical policy aspects) and by the NCCIR controlled by the President of Ukraine and which carries out general telecommunication market regulation and inspection.

The NCCIR has drafted a glidepath for the decrease in mobile termination rates. According to the NCCIR plan, mobile termination rates were decreased to UAH 0.23 from UAH 0.36 starting from October 1, 2015, and planned to decrease to UAH 0.18 starting from July 1, 2016 and UAH 0.15 starting from January 1, 2017. This regulatory change may have a positive effect on our business in Ukraine. The regulatory authorities have been working on the draft law on Electronic Communications, called to update the telecom market regulations including identification of retail and wholesale markets and operators with Significant Market Power.

The Mobile Number Portability (“MNP”) Procedure and Technical Requirements have been prepared by the SSSC with the involvement of operators and adopted by state authorities. Tender for an MNP solution provider occurred on January 25, 2016. The planned launch date of MNP is in the beginning of the second quarter of 2016.

Belarusian Telecom

On July 29, 2008, Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”) signed a share purchase agreement to acquire an 80% stake in Belarusian Telecom, which provides services using GSM and UMTS technologies, for a consideration of $500 million. On August 26, 2008, control of Belarusian Telecom was acquired from Belarus’ State Committee on Property and $300 million of the total consideration was paid. An additional $100 million was paid in December 2009 and another $100 million was paid in December 2010. An additional payment of $100 million will be made to the seller when Belarusian Telecom records a full-year positive net income for the first time. For more information, see Note 25 (Other non-current liabilities) to our Consolidated Financial Statements.

At December 31, 2015, Belarusian Telecom had 1.5 million registered subscribers, the majority of whom were prepaid, Belarusian Telecom’s three-month active subscribers reached 1.1 million as of December 31, 2015 from 1.0 million as of December 31, 2014. Belarusian Telecom had 152 exclusive and 401 non-exclusive sales points. At December 31, 2015, Belarusian Telecom operated 2G and 3G services in all cities with a population of more than 10,000, and provided 2G services on all principal intercity highways and roads of Republic of Belarus (total length of all Belarus highways and roads is 15,476 km), which corresponds to coverage of approximately 99.79% of the entire population of Belarus, or 94.1% geographical coverage.

In line with our strategic priority of improving our balance sheet structure, we have restructured the outstanding debt of Belarusian Telecom in 2015. As part of the restructuring, Belarusian Telecom’s total existing intra-group loans were converted into a subordinated loan, provided directly by Turkcell. Following the restructuring, Belarusian Telecom’s outstanding debt was BYR 39.5 billion (equivalent to TRY 6.2 million as of December 31, 2015) owed to financial institutions and a €612 million subordinated loan (equivalent to TRY 1,945 million as of December 31, 2015) owed to Turkcell as of December 31, 2015.

As of February 1, 2012, Mobile Number Portability was launched with a donor-initiated mechanism where subscribers who want to port their numbers had to apply to their existing operator, which was in favor of the dominant market players. In April 2014, the mobile number portability procedure was revised to a recipient-initiated mechanism. Popularity of the mobile number portability service has increased with the revision of the procedure and the port-in subscribers’ count has increased approximately 3 times in 2015 compared to the previous year.

In Belarus, lack of pricing regulations in the wholesale and retail markets to prevent dominant operators’ abusive pricing practices continued to have an adverse impact on our business.

In Belarus, the only LTE license is owned by JLLC Belarusian Cloud Technologies (“BeCloud”) and BeCloud is the only infrastructure provider for LTE services. All operators are expected to use BeCloud’s infrastructure to provide LTE services to their customers. BeCloud’s LTE infrastructure exists only in Minsk and they are planning to expand their network in other oblast centers in 2016. Belarusian Telecom is planning to provide LTE services within the second quarter of 2016.

Turkcell Kuzey Kibris

Turkcell Kuzey Kibris, a 100% owned subsidiary of Turkcell, was established in 1999. As of December 31, 2015, Turkcell Kuzey Kibris had 0.5 million registered subscribers.

On April 27, 2007, Turkcell Kuzey Kibris signed a license agreement for the installation and operation of a digital, cellular and mobile telecommunication system with the Ministry of Communications and Public Works of the Turkish Republic of Northern Cyprus. The license agreement became effective on August 1, 2007 and replaced the previous GSM-Mobile Telephony System Agreement dated March 25, 1999, which was based on revenue-sharing terms. The new license agreement granted a GSM 900, GSM 1800 and IMT 2000/UMTS license, for GSM 900 and GSM 1800 frequencies, while the usage of IMT 2000/UMTS frequency bands was subject to the fulfillment of certain conditions. The license agreement is valid for 18 years from the date of signing. The license fee was $30 million including VAT and financed by Turkcell Kuzey Kibris through internal and external funds.

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

In 2012, Turkcell Kuzey Kibris acquired Internet Service Provider and Infrastructure establishment and operation licenses. Turkcell Kuzey Kibris applied for a right of way to major municipalities and the Ministry of Transportation (formerly known as “Ministry of Transportation and Public Works” which was separated into two authorities after the third quarter of 2015) in order to establish a national fiber optic infrastructure. On January 24, 2014, a protocol between Turkcell Kuzey Kibris and the Ministry of Transportation was signed for the right of way for highway sides. Total fiber optic infrastructure implementation reached 68 kilometers by the end of 2015.

The National Regulatory Authority started to decrease mobile termination rates gradually in 2014 and there were 2 decreases in 2015 which is around 56% on average and 70% in total.

The Ministry of Transportation reduced the call charges 30% for off-net calls as of January 1, 2015. These recent price regulations have a substantial adverse effect on our business. According to the requirements of Electronic Communications Law, prepaid lines were registered. In addition, technical preparations for IMEI registration requirement are almost completed and the requirement is expected to be put into implementation in early 2016.

Turkcell Europe

Turkcell Europe was founded by Turkcell in 2010 as a mobile virtual network provider (MVNO) providing service over the T-Mobile (Deutsche Telekom AG) network. Headquartered in Cologne, Germany, Turkcell Europe commenced activity in March 2011.

Until the end of 2014, Turkcell Europe continued its operation as a MVNO and offered Turkcell’s service quality across both Germany and Turkey not only to the people of Turkish origin living in Germany but also those who have close commercial contact with Turkey. Besides providing advantageous offers to those who call Turkey from Germany, Turkcell Europe always aimed to provide its customers in Turkey and Germany with a unique user experience. As of December 31, 2015, Turkcell Europe had 0.3 million registered subscribers.

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

Turkcell Global Bilgi

On October 1, 1999, we established Turkcell Global Bilgi in order to provide telemarketing, telesales, and call center services, particularly for Turkcell Group. In 2005, Turkcell Global Bilgi completed its transition from call center to contact center as Turkcell Global Bilgi started to manage customer contacts at every channel. Since then, in addition to providing services to Turkcell, Turkcell Global Bilgi offers services to companies in various sectors from the public sector to finance, energy and the retail sector. As of December 31, 2015, Turkcell Global Bilgi employed 9,179 employees, of whom approximately 57% provide us with customer care and retention services, around 36% serve customers of other clients while the remainder work as administrative personnel. We own 100% of Turkcell Global Bilgi.

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

Inteltek

Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (“Inteltek”) offers information and entertainment services. Currently, Turkcell holds 55% of Inteltek through its wholly owned subsidiary Turktell Bilisim Servisleri A.S. (“Turktell”), while Intralot S.A. Integrated Lottery System and Services, a Greek company, holds 20% and Intralot Iberia Holdings S.A., a Spanish company, holds 25%.

Inteltek’s business is currently operated under a contract entered into on August 29, 2008 with Spor Toto Teskilati A.S. (“Spor Toto”). The current contract is based on specific Turkish legislation relating to gaming enacted in 2008 and was entered into following numerous legal challenges to prior contracts. Under the current contract, Inteltek runs the sport betting business, iddaa, for a period of 10 years, effective as of March 1, 2009 and superseding a prior agreement. No assurance can be given that we will be able to renew this agreement on acceptable terms when it expires. Under this contract, Inteltek guaranteed a TRY 1,500 million turnover for the first year of the contract and has given similar guarantees for future years. The guaranteed turnover for the following years will be computed using producer price indices. Inteltek shall pay the guaranteed turnover difference (after deducting commission income) to Spor Toto if actual turnover is below guaranteed turnover. To date, actual turnover has exceeded that amount. In addition to the foregoing, Inteltek signed a mobile betting dealer agreement with Spor Toto on January 12, 2010, which gives it the right to operate 1,000 mobile terminals.

In the context of evaluating investment opportunities in neighboring countries, Azerinteltek Closed Joint Stock Company (“Azerinteltek”) was incorporated on January 19, 2010 in Azerbaijan and is 51% owned by Inteltek. Azerinteltek received authorization from the Ministry of Youth and Sport of the Republic of Azerbaijan and signed the Agreement with Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed-odds and parimutuel sports betting business in Azerbaijan for a period of 10 years. Azerinteltek started its operations, with the brand name “Topaz”, on January 18, 2011 and reached 486 agents as of December 31, 2015. As of January 1, 2013, Azerinteltek was authorized to engage in the operation of lottery games by Azerlotereya for a period of 3 years. On January 1, 2016, Azerinteltek authorization regarding the sales of lottery tickets was extended for 1 year.

Inteltek is the domestic market leader and is ranked among the most prominent operators in the international entertainment sector. Inteltek intends to continue to explore business opportunities both in Turkey and abroad in information and entertainment or adjacent businesses.

Turkcell Superonline

Turkcell Superonline has a Fixed Telephony Services authorization, which allows the company to provide call origination and termination for consumers and corporations, as well as wholesale voice carrying services. It also has authorization to provide satellite communication services, infrastructure operating services, internet services and wired broadcasting services, and mobile virtual network operating services. Currently, the company carries the majority of Turkcell’s traffic, previously carried by Turk Telekom (the incumbent operator). Turkcell Superonline was founded in 2009 through the merger of our subsidiary Tellcom with the Superonline business acquired from the Cukurova Group.

Established to be an innovative telecom service operator and with its extensive international connectivity, Turkcell Superonline offers its international and national clients wholesale voice termination, international leased data lines, internet access, telehouse and infrastructure services. Furthermore, Turkcell Superonline is in the retail broadband market, bringing fiber optics to residences. Turkcell Superonline provides fast communication technology with its own fiber optic infrastructure in Turkey and provides telecommunication solutions to individuals and corporations in the areas of voice, data and TV.

Turkcell Superonline is a telecom operator providing fixed network communication solutions to telecom operators, corporations and households in the areas of data, voice and video. Turkcell Superonline aims to be “the most preferred service provider of choice” by providing the best quality services. The group synergy arising from being a 100% subsidiary of Turkcell Group, together with the desired goals above sets Turkcell Superonline to become the most preferred network in the region. Bringing one of the world’s fastest internet to Turkey through cooperation with major international operators, we carry on investing in order to transform the “Silk Road” into a “Fiber Road” by expanding our own infrastructure across Turkey with a fiber network stretching to every corner of the country.

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

Turkcell Superonline won the tender of BOTAS, Turkey’s state-owned pipeline company, for the indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years in 2009, including the right to install additional fiber optic cables and the right to use the capacity of these fiber optic cables during the same period. This transaction has been considered as a finance lease as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS and Turkcell Superonline made a significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease. The recognized cost of the indefeasible right of use as of December 31, 2015 is TRY42.2 million. (December 31, 2014: TRY 42.2 million).

Turkcell Superonline began to provide 1000 Mbps service to homes in May 2011 for the first time in Turkey in line with the Turkcell Group’s strategy to provide state-of-the-art technology for its customers with top-quality service. Turkcell Superonline has rendered Turkey one of the first five countries in the world where a 1000 Mbps connection is provided to homes thanks to this service option. Turkcell Superonline is the market leader and has 899 thousand fiber customers as of December 31, 2015.

On August 12, 2011, Turkcell Superonline signed a share purchase agreement to acquire a 100% stake in Global Iletisim, which is specialized in providing internet and telecommunications services. In November 2011, the control over Global Iletisim was acquired from Yildiz Holding A.S. for a consideration of TRY(0.8) million. Turkcell Superonline and Global Iletisim merged on March 30, 2012.

On March 7, 2013, Turkcell Superonline signed a share purchase agreement to acquire a 100% stake in Deksarnet Telekomunikasyon A.S. (“Deksarnet”) which is an affiliate of Vestel Elektronik San. ve Tic. A.S. Group. In July 2013, the control over Deksarnet was acquired from Vestel Elektronik San. ve Tic. A.S. Group for a consideration of TRY 3.4 million. Turkcell Superonline and Deksarnet merged on December 3, 2013.

On January 31, 2014, Turkcell Superonline signed a share purchase agreement to acquire a 100% stake in Metronet Iletisim Teknoloji A.S. (“Metronet”). In April 2014, the control over Metronet was acquired from Es Mali Yatirim ve Danismanlik. A.S. for a consideration of TRY 27 million. Turkcell Superonline and Metronet merged on July 4, 2014. With this acquisition, Turkcell Superonline’s fiber in-city coverage increased to 14 cities, up from the existing 12.

As of December 31, 2015, Turkcell Superonline has 35,269 km of fiber backbone covering 77 major cities in Turkey and has 11 border crossings. Turkcell Superonline has fiber in-city coverage in 15 cities and increased its homepasses to around 2.4 million as of December 31, 2015 from around 2.1 million a year ago. We have five border crossings to Europe, offering various diversity options to important European cities through protected and completely diverse routes. With our stable fiber infrastructure and six border crossings to the East, we offer capacity services through Middle-East, CIS and Asia. Our next generation network designed over this strong infrastructure enables us to deliver high quality solutions to telecom operators, multinational and national private corporations and the governmental institutions.

With the target of transforming Silk Road into Fiber Road, Turkcell Superonline cooperates with over 70 international operators and takes important steps for evolving Istanbul into the world’s newest internet base due to its geostrategic location. Accordingly, we provide a bridge between East and West, which supplies a continuous connection with a speed of light, by partnering with the Tier-1 operators and projects such as RCN between Asia, Middle East and Europe which will extend from the city of Fujairah in the United Arab Emirates to Istanbul in Turkey and then to Europe and will serve as a gateway to the Internet for 2 billion people. In the scope of the RCN project, Turkcell Superonline is represented as a member of the Procurement Group Subcommittee as Chairman of the Operational and Maintenance Subcommittee. Six operators are involved in this project: Syria Telecom, Zain and Orange from Jordan, Mobily from the Kingdom of Saudi Arabia, Etisalat-United Arab Emirates and Turkcell Superonline. The project is operating in the Jordan, Kingdom of Saudi Arabia and United Arab Emirates segments only.

Turkcell Superonline aims to continue to invest in and expand its own fiber optic network and further utilize the group synergy created with Turkcell. The Company intends to continue to take advantage of business opportunities within the broadband industry in 2016.

Global Tower

Global Tower, founded in 2006, is a wholly owned subsidiary of Turkcell and the leading technology infrastructure operator in Turkey. Its 100% owned subsidiary in Ukraine, UkrTower, was founded in 2009. With the vision of “Carrying Communication Everywhere”, Global Tower rented, built and leased towers for Telecom Operators and TV and Radio Broadcasters in Turkey and Ukraine. Today, Global Tower’s core business consists of renting from landlords, selling electronic equipment, installation, implementation, maintenance, tower and rooftop site leasing. Global Tower serves diverse markets including telecommunications, TV and radio broadcasting and providing technology services. The main goal of Global Tower in targeted markets is to increase cost efficiency by sharing sites and services. Global Tower’s site sharing business model eliminates the initial investment costs of its clients, decreases environmental impacts and promotes efficient use of resources. Many of the most famous radio and TV channels of Turkey have placed their transmitters on Global Tower sites. In 2015 Global Tower has started providing end to end service to TV and radio broadcasters mainly to leading national radios among all Turkish cities. End to end service consists of tower and system room leasing, electronic broadcasting system maintenance and providing broadcasting equipment. Besides Telecom Networks, SCADA/Telemetry Networks implementation and maintenance are in Global Tower’s scope. From the day it was established, Global Tower has achieved a rapid and persistent growth and aims to continue its growth by providing high-quality and efficient services.

Turkcell Teknoloji

Turkcell Teknoloji, a wholly owned subsidiary of Turkcell, commenced operations in 2007 in the TUBITAK Marmara Research Center Technological Free Zone in Kocaeli, Turkey. In 2015, Turkcell Teknoloji consolidated its operations in Kucukyali Technology Plaza, Maltepe, Istanbul, Turkey. Turkcell Teknoloji’s new R&D center employs 678 researchers (excluding part-time employees) who have been accredited by the Ministry of Science, Technology and Industry. Turkcell Teknoloji’s established team of experts develops a wide range of convenient and reliable solutions with innovative roadmaps. Through integrated intelligence and high-performance core capabilities, (Big Data Analytics, SIM, Network, IoT), Turkcell Teknoloji’s comprehensive portfolio addresses the following domains: SIM asset and services management, location-based services, new generation value-added services, roaming solutions, big data processing, business intelligence applications, CRM solutions, sales force solutions, network management, mobile finance, terminal applications, cloud solutions, mobile marketing, machine-to-machine communication platforms, revenue management solutions and campaign management solutions.

Turkcell Teknoloji has been continuing to export technology and software to CIS, Europe, Middle East and Africa. The Turkcell Teknoloji Campaign Management System is deployed and used in six countries and Roaming Solutions is used in 10 countries. In 2015, Turkcell Technoloji implemented its roaming solutions in Almadar, Libya and delivered many change requests, which means additional development for existing products, to its customer base which are spread out in 13 countries.

To ensure a permanent competitive edge and value for its solutions, Turkcell Teknoloji cooperates with a wide network of national and international R&D companies, universities and research centers and plays an active role in international R&D programs. With the goal of being Turkey’s leading R&D and innovation base, Turkcell Teknoloji demonstrates the value it attached to innovation with its increasing number of patents each year. In 2015, the Turkcell Teknoloji R&D Center submitted over 145 new national patent applications. As of December 31, 2015, Turkcell Teknoloji has 513 national and 56 international patents applications and 145 granted patents. Turkcell Teknoloji’s IPR performance is among the top three in Turkey and it has over 30 TUBITAK (The Scientific and Technological Research Council of Turkey) supported projects, of which seven are currently running.

Turkcell Finansman A.Ş.

Turkcell Finansman A.Ş. (“Turkcell Finansman”), a wholly owned subsidiary of Turkcell, was established on October 22, 2015 with the approval of the Banking Regulation and Supervision Agency (“BRSA”-financial institutions regulator in Turkey) in order to provide financial solutions to its customers such as consumer loans. The company has commenced its operations in February 2016 after receiving BRSA’s operational permission.

Turkcell Finansman is aiming to provide effective financing solutions to its customers with a prudent risk management within the scope of the regulatory legislations. To ensure a permanent competitive edge and value for its solutions, Turkcell Finansman cooperates with a wide network of Turkcell point-of-sales.

Equity Accounted Investments

(i) Fintur

Turkcell holds a 41.45% stake in Fintur which holds interests in mobile operations in Azerbaijan, Georgia, Kazakhstan and Moldova.

TeliaSonera, which is one of our major shareholders and also our partner in Fintur through a 58.55% stake, announced on September 17, 2015 that it had initiated a process in relation to its Eurasian assets with the ultimate aim of a complete exit. In line with our growth strategy in the region, and as the minority shareholder in Fintur (which includes assets in Kazakhstan, Azerbaijan, Georgia and Moldova), we appointed strategic and financial advisors in order to explore our strategic options to acquire the remaining stake in Fintur. On February 26, 2016, we submitted a binding offer for the remaining 58.55% stake of Sonera Holding B.V in Fintur that we do not own and TeliaSonera’s 24% direct stake in Kcell operating in Kazakhstan.

Below is a description of the businesses currently held by Fintur.

Azercell

Fintur indirectly owns 51.3% of Azercell Telekom B.M. (“Azercell”), which offers GSM services on both a prepaid and a postpaid basis in Azerbaijan. As of December 31, 2015, Azercell had approximately 4.1 million subscribers, of which approximately 0.5 million were postpaid and approximately 3.6 million were prepaid.

The agreement for the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell was signed in February 2008 and Azertel A.S., the parent company of Azercell, acquired the Republic of Azerbaijan’s entire stake. Azertel’s ownership in Azercell increased to 100%; however, Fintur’s effective ownership in Azercell remains at 51.3%. Azercell was granted a 3G license in the fourth quarter of 2011 and a 4G license in the second quarter of 2012.

Azercell’s licenses are up for renewal in November/December 2016. Although we understand from TeliaSonera that at this stage they have no reason to expect material modifications to the terms of the licenses, no assurance can be given that Azercell will get the necessary renewal on terms that are commercially reasonable for us.

Geocell

At December 31, 2015, Fintur indirectly owned 100% of Geocell Ltd. (“Geocell”), which operates a GSM network and offers mobile telephony services in Georgia. As of December 31, 2015, Geocell had approximately 1.9 million subscribers, of which approximately 0.1 million were postpaid, approximately 0.3 million were paid-in-advance subscribers that had postpaid services but paid in advance and approximately 1.5 million were prepaid. Geocell was granted a 3G license in the second quarter of 2006 (frequencies was granted in the third quarter of 2009) and a 4G license in the first quarter of 2015.

Kcell

Fintur owns 51% of Kcell. In 2012, the remaining 49% was acquired by TeliaSonera from Kazakhtelecom JSC, the Kazakh incumbent fixed line telecom provider. TeliaSonera sold 25% of the shares minus one share in Kcell in an Initial Public Offering (“IPO”) on the London and Kazakhstan Stock Exchanges, which was completed in December 2012. Following the completion of the IPO, TeliaSonera’s effective ownership in Kcell is 61.74%. Kcell offers mobile telephony services in Kazakhstan and had approximately 10.4 million subscribers as of December 31, 2015, of which approximately 0.3 million were postpaid, approximately 1.0 million were paid-in-advance subscribers and approximately 9.1 million were prepaid. Kcell was granted a 3G license in the fourth quarter of 2010 and a 4G license in the first quarter of 2016.

Moldcell

At December 31, 2015, Fintur directly and indirectly owned 100% of Moldcell S.A. (“Moldcell”), which offers GSM services in Moldova. As of December 31, 2015, Moldcell had 0.9 million subscribers, of which approximately 0.1 million were postpaid, approximately 0.3 million were paid-in-advance subscribers and approximately 0.5 million were prepaid. Moldcell was granted a 3G license in the third quarter of 2008 and a 4G license in the fourth quarter of 2012.

(ii) A-Tel

On August 9, 2006, Turkcell acquired 50% of A-Tel’s shares. A-Tel is a joint venture and the remaining 50% of its shares are held by Bilgin Holding A.S. Bilgin Holding’s 50% shares were acquired by the Savings Deposit Insurance Fund (SDIF) on October 18, 2004 in return to the debts of Bilgin Holding against the SDIF. Further, pursuant to the decision dated April 25, 2013, the SDIF resolved to reassign the shares in its possession to Bilgin Holding. A-Tel was involved in marketing, selling and distributing our prepaid systems. It acted as our only dealer for Muhabbet Kart (a prepaid card), and received dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, we had entered into several agreements with A-Tel for the sale of campaigns and for subscriber activations. Since 1999, the business cooperation between us and A-Tel provided important support to our sales and marketing activities. However, the service provider and distribution agreement with A-Tel was annulled through a notification dated January 31, 2012, effective August 1, 2012. Additionally, Turkcell’s whole stake in A-Tel has been sold to Bereket Holding A.S. (formerly known as Bilgin Holding) for a consideration of TRY 31 million as at the transaction date pursuant to a share sale agreement signed on August 27, 2014.

X. Potential Investments

Our efforts to selectively seek and evaluate new investment opportunities continue. These opportunities may include the purchase of new licenses and the acquisition of existing companies as well as alternative business models such as management contracts, marketing partnerships or other forms of cooperation both inside and outside of Turkey, focusing on communications, technology and adjacent and new business opportunities. In addition, we may provide services in related areas and also consider investing or increasing our investments in business areas outside of the scope of our core business. Our international expansion strategy focuses on key emerging markets, mainly in the C.I.S. Region, Eastern Europe, the Balkans, the Middle East and Africa. Furthermore, we may evaluate expanding into other Western European countries where there is a sizeable Turkish community through wholesale partnerships or alternative cooperative business models.

Our M&A strategy is based on evaluating opportunities in markets where there is cultural and geographical alignment, a balanced portfolio of fixed and mobile infrastructure and EBITDA contribution to Turkcell.

TeliaSonera, which is one of our major shareholders and also our partner in Fintur through a 58.55% stake, announced on September 17, 2015 that it had initiated a process in relation to its Eurasian assets with the ultimate aim of a complete exit. In line with our growth strategy in the region, and as the minority (41.45%) shareholder in Fintur (which includes assets in Kazakhstan, Azerbaijan, Georgia and Moldova), we appointed strategic and financial advisors in order to explore our strategic options to acquire the remaining stake in Fintur. On February 26, 2016, we submitted a binding offer for the remaining 58.55% stake of Sonera Holding B.V in Fintur that we do not own and for TeliaSonera’s 24% direct stake in Kcell operating in Kazakhstan.

XI. Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

Based on our information and the information provided to us by our affiliates, as of the date of this annual report, we believe that certain of our business activities in Iran in 2015, and the business activities of certain of our affiliates, are subject to disclosure pursuant to ITRA Section 219. During the year ended December 31, 2015, Turkcell and lifecell provided direct international roaming services in Iran through agreements with the following GSM operators: MTN Irancell, Taliya Iran, KIFZO and Rightel. During the year ended December 31, 2015, Turkcell had gross revenues of approximately TRY 0.82 million and a profit of approximately TRY 0.65 million, while lifecell had gross revenues and net profits of approximately $5,269 attributable to these agreements. Turkcell has developed an OTT product called “BiP” which is available for download online for free. The Company believes that there have been downloads from within Iran, which have generated no revenue or profits.

Turkcell Superonline provided Transit IP and leased line services through network interface agreements with Telecom Infrastructure Company of Iran (“TIC”). During the year ended December 31, 2015, gross revenues and net profits attributable to these agreements were approximately TRY 4.3 million and TRY 2 million, respectively.

We have made enquiries of our major shareholders and TeliaSonera has also informed us that TeliaSonera Region Europe has bilateral roaming agreements with TCI Mobile Company of Iran and MTN Irancell. During the year ended December 31, 2015, TeliaSonera Region Europe had gross revenues of approximately €67,316 and no profits.

TeliaSonera has also informed us that certain Fintur companies had revenues under roaming agreements in Iran in 2015 with the following GSM operators: TCI Mobile Company of Iran/Irantelecom, MTN Irancell, Taliya Iran, Telecommunication kish Company (“IRNKI”), Rafsanjan Industrial Complex (Coop) (“IRNRI”) and Rightel. During the year ended December 31, 2015, we understand that Azercell (Azerbaijan) had gross revenues and net profits of approximately $68,579.72 and $657.22, respectively, Kcell (Kazakhstan) had gross revenues of approximately $6,050.98 and a loss of $3,444.88 and Moldcell (Moldova) had gross revenues of approximately $551.33 and net profits of approximately $473.01. In addition, during the year ended December 31, 2015, we understand that Ncell (Nepal), Tcell (Tajikistan), and Ucell (Uzbekistan) had gross revenues totaling approximately $26,003.10 and net profits of approximately $23,115.40.

Although it is difficult to do with a reasonable degree of certainty, we have concluded that our Iranian business partners described in this section may be owned or controlled indirectly by the Government of Iran. However, to our knowledge, none of the services provided by Turkcell and our affiliates in Iran described in this section have been used by the Government of Iran to commit serious human rights abuses against the people of Iran. Furthermore, we understand that the U.S. Department of the Treasury’s Office of Foreign Assets Control has issued a general license authorizing U.S. persons to engage in certain of the activities described in this section. We, and our affiliates, intend to continue the activities described in this section in 2016.

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

Under Article 51 of the Electronic Communications Law, the ICTA is authorized to determine the principles and procedures related to the process of personal data and protection of privacy and has published “Regulations o the Protection of Privacy and Processing of Personal Data”. With its decision rendered on April 9, 2014 and published in the Official Gazette on July 26, 2014, the Turkish Constitutional Court decided that Article 51 of the Electronic Communications Law is a violation of Article 20(3) of the Constitution, which stipulates data protection as a constitutional measure and that the measures should be regulated by the laws and therefore annulled the aforementioned provision (Article 51). The Article 51 of the Electronic Communications Law, which was repealed by Turkish Constitutional Court, was amended and came into force on April 15, 2015. In the amended Article 51, the main principles of recording and sharing subscribers’ personal data are defined in general.

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

The Cabinet of Ministers Decision No. 27984 and dated July 4, 2011 allowed the use of the universal service fund to extend the mobile GSM network coverage listed in the annex of the decision to uncovered areas with a population of 500 or less. On February 13, 2013, we were appointed as universal service provider after a tender process and the related contract was signed on February 20, 2013. Under the aforementioned contract, Turkcell duly carried out its undertakings for installing sufficient infrastructure to cover 1,799 rural locations and the investment and operating expenses are compensated by the universal service fund of the Ministry of Transport, Maritime Affairs and Communications. Following the expiration of aforementioned contract as of March 3, 2016, the terms and conditions regarding the continuation of existing services in 1,799 locations, addition of new rural locations within the scope of the universal service and extension of universal services to 3G/4.5G are under examination by the Ministry of Transport Maritime Affairs and Communications.

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

According to this regulation, the ICTA may intervene in the structure of our tariffs or may impose certain criteria relating to the revision of our tariffs. Pursuant to its decision dated December 8, 2009, the ICTA designated Turkcell as having “Significant Market Power” in the “Mobile Access Call Origination Market” while all three operators were designated as having Significant Market Power in “Mobile Call Termination Market”. As a result of the significant market power designation in the “Mobile Access and Call Origination Market”, our Company is obliged to provide access and call origination services to other operators such as MVNOs and Directory Services Operators on a cost-based basis, while competitors can set their prices freely on commercial basis. Being an operator designated as having Significant Market Power in the Mobile Access and Call Origination Market may have the effect of reducing the rates that we can charge other operators, such as MVNOs, which would have a material adverse effect on our business and results of operations. We cannot estimate the impact of such designation as there are currently no MVNOs in the market. Based on the ICTA’s market analysis for the 2012-2015 period, Turkcell was designated as the only operator with “Significant Market Power” in the “Mobile Access and Call Origination Market”. Currently the “Mobile Call Termination Market” and “Mobile Access and the Call Origination Market” are being analyzed by the ICTA. Upon the renewal of market analyses, operators having the Significant Market Power will be determined for the 2016-2019 period.

c. Regulation on Quality of Service in the Electronic Communications Sector

The ICTA abolished the Regulation On Quality of Service (issued in 2005), and published a new Regulation On Quality of Service in the Electronic Communications Sector, effective as of December 31, 2011 and applicable to all operators that provide service to end users, which sets out the procedures and principles to control the conformity of the services of operators. Mobile telephone operators are required to meet new service quality requirements and submit a report based on these requirements every three months to the ICTA. Additional requirements for service quality must be fulfilled. If the operators fail to reach these requirements more than once, this may result in the imposition of penalties. The results of quality measurements can also be made publicly available.

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

g. Regulation on Security of Electronic Communications

In 2008, the ICTA published the “Regulation on Security of Electronic Communication”, which determines the principles and procedures for precautions to be taken by the operators for eliminating or derogating the risks caused by threads or weaknesses of (i) the physical area of the operators, data, hardware/software security and reliability, and (ii) sustaining the reliability of human resources. In accordance with the regulation, our Company is required to comply with TS ISO/IEC 27001 or ISO/IEC 27001 standards. Turkcell was the first mobile operator in Turkey to receive the ISO/IEC 27001:2005 certification for its Network Operations function in 2008 covering all operations throughout Turkey. In 2011, Turkcell’s IT function was also certified for ISO/IEC 27001:2005 and Turkcell’s ISO/IEC 27001:2005 scope became one of the largest among telecommunication operators in Europe. In 2015, Information and Communications Technology and Network departments successfully passed ISO 27001:2013 audits and was deemed to be in compliance with ISO 27001:2013 version. By having an ISO/IEC 27001:2013 certificate covering telecom infrastructure operations, Turkcell fulfils its regulatory obligations and offers its customers the benefits of an internationally-recognized secure management of operations and services. In July 2014, the ICTA revised the above regulation by adding a special clause on cyber security, which required the company to set up and maintain a specialized team to detect, prevent and report all cyber events and work in coordination with the National Cyber Event Reaction Center, available 24/7.

h. Turkish Competition Law and the Competition Authority

In 1997, the Competition Law (No. 4054) established a Competition Board. The Competition Board consists of seven members who are appointed for a term of six years and one-third of the Board members are renewed every two years. It is an autonomous authority with administrative and financial independence established to ensure effective competition in markets for goods and services.

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

i. Regulation on the Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws

The Law No. 6360 on the “Establishment of Metropolitan Municipalities in Fourteen Provinces and of Twenty-Seven Districts and Amending Certain Laws and Decree Laws” was published in the Official Gazette on December 6, 2012 and enacted on March 30, 2014 through municipal elections. The Law, increasing the number of metropolitan cities from 16 to 30, dissolves the legal entity of villages and special provincial administrations in cities where there are metropolitan municipalities. By the amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some metropolitan municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement, by its decision, based on this law amendment which requires us to make material capital expenditures. We filed a lawsuit for the stay of execution and cancellation of the ICTA’s aforementioned decision. The Council of State granted a motion for the stay of execution of ICTA’s aforementioned decision. The ICTA objected to this decision. The objection was also rejected in favor of Turkcell. The case is still pending. Since then the ICTA has been working on a new regulation aligned with the law no. 6360.

j. Regulation on Base Station Implementation in Electronic Communication Sector

The Ministry of Transport, Maritime Affairs, and Communications, in coordination with the Ministry of Environment and Urban Planning, published a draft regulation on the “Implementation of any kind of base station, antenna, tower, waveguide, container and related equipment and facility in fixed and mobile communication infrastructure” in September 2013. This draft regulated is expected to come into force in 2016. Following the publication of the regulation, mobile operators will be obliged to pay additional certificate fees according to the scale of charges, from governorships or municipalities, such as a site selection certificate. This may lead to additional certificate fees and operational costs, such as permission processes for implementation of base stations, which may take longer.

In the meantime the Ministry of Environment and City Planning has prepared a draft document in order to regulate the implementation of telecommunication especially for infrastructure underground. They will gather comments from the related parties, such as mobile and fixed network operators.

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

m. Regulation on the Internet

Law no. 5651 for the Regulation of Web Content has been revised by Law no. 6518, which became effective on February 19, 2014. The new law required that all internet access providers, which includes all mobile and fixed network operators as well as all internet service providers, would form a Union of Internet Access Providers (“UAP”) within three months, which was established. After the establishment of the UAP, if any internet service provider or any operator giving internet services fails to become a member of the UAP, it shall also be fined with an amount equal to one percent of the previous year’s revenues.

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

We believe that, pursuant to our license agreement, we can determine our tariffs freely, provided that they remain within the framework of the applicable maximum price limit. However, under Article 13 of the Electronic Communications Law, in the event of determination of the significant market power of the operator, the ICTA may determine the lower and upper limit of the tariffs and principles and procedures of the application of the same. Based on such Article, the ICTA may take a similar decision which will have an effect on our future tariffs. With respect to our retail tariffs, in the fourth quarter of 2007, the ICTA intervened in our retail prices. Although we challenged that action on the basis that it exceeded the ICTA’s authority under then-applicable law, such action nonetheless had an adverse effect on our operational flexibility and our results of operations. With a board resolution dated March 25, 2009, the ICTA set a lower limit for solely Turkcell’s on-net retail tariffs. In addition, the ICTA with its board decision dated April 25, 2012 decided on the lower limit to be applied to our campaigns (specified offers and packages provided to specific customers for a limited time period) as well as on our tariffs, which further impacted our ability to price our services and respond to competitive pressures. Furthermore, with a board resolution dated March 13, 2013, the ICTA raised the lower limit to be applied on our tariffs to 0.0535 TRY/min from

0.0313 TRY/min. Simultaneously, the ICTA also decided that a lower limit on our SMS tariffs should be applicable over a rate of 0.0291 TRY/SMS. On the other hand, the ICTA excluded the campaigns from the scope of this decree, which was added in its decision dated April 25, 2012. The amendments were effective from July 2013 onwards. With the same board resolution, the ICTA linked the mobile termination rates to minimum on-net voice levels with a parameter of 1.7 such that our minimum on-net prices should be set multiplying the mobile termination rate with the above-mentioned parameter of 1.7. In addition, the ICTA with board resolutions dated April 12, 2013 and June 17, 2013, lowered the mobile termination rates for Turkcell from TRY 0.0170 to TRY 0.0043 for SMS and from TRY 0.0313 to TRY 0.0250 for voice. As a result, our minimum on-net price level has been decreased to TRY 0.0073 for SMS and TRY 0.0428 for voice due to the above-mentioned parameter. Moreover, with a board resolution dated January 6, 2014, the ICTA decided to bring the above-mentioned amendment back on our campaigns, which was effective as of February 1, 2014.

These pricing regulations are valid on each and every single voice tariff and campaign, whereas we are obliged to maintain our minimum on-net SMS rate on network base. The table below shows the current on-net prices and MTR rates:

TRY	Before July 1, 2013	After July 1, 2013	Change %
Minimum on-net voice price	0.0313	0.0428	37%
Minimum on-net SMS price	—	0.0073	—
Voice MTR	0.0313	0.0250	(20%)
SMS MTR	0.0170	0.0043	(75%)

The maximum tariffs set by the ICTA constitute the highest rates we may charge for the services included in these customized service packages. Generally, the maximum tariffs set by the ICTA for particular services are set higher than the standard tariffs determined by the ICTA for those services. Although the Concession Agreement includes a provision regarding only the increase of the maximum tariffs, the ICTA has decreased the maximum tariff since 2007, which has negatively affected our tariff structure. In 2011, the maximum tariff on SMS decreased by 48% and the maximum tariff on mobile voice increased by 4%. In 2013, the maximum tariff on mobile voice increased by approximately 6% to TRY 0.439, while as of January 2014 the maximum tariff on SMS decreased by 20% to TRY 0.332. With a board resolution dated March 26, 2014, price caps for voice increased to 0.4625 TRY/min by 5.4% as of July 2014. A new board decision dated March 18, 2015, was effective as of April 1, 2015, according to which, maximum tariffs remained the same. Finally, with a board decision dated September 28, 2015, which became effective as of November 1, 2015, price caps for voice and SMS remained the same, whereas price caps for some services (e.g. SIM card change, number change etc.) were decreased. The table below shows the evolution of maximum tariffs on voice and SMS:

TRY	Maximum tariff on voice	Maximum tariff on SMS
13.10.2008	0.80	0.71
27.04.2009	0.64	0.73
12.10.2009	0.65	0.74
01.04.2010	0.40	0.80
01.10.2010	0.40	0.80
01.04.2011	0.42	0.42
01.10.2011	0.42	0.42
01.04.2012	0.42	0.42
01.10.2012	0.42	0.42
01.04.2013	0.44	0.42
01.10.2013	0.44	0.42
01.01.2014	0.44	0.33
01.07.2014	0.46	0.33
01.04.2015	0.46	0.33
01.11.2015	0.46	0.33

We filed lawsuits for the cancellation and stay of execution of some of the aforementioned decisions of the ICTA. Some of the lawsuits are pending while others were rejected by the courts and we have appealed these decisions. The Plenary

Session of The Chambers for Administrative Cases approved some of the First Instance Courts’ decisions. We applied for the correction of the decision process for the two respective decisions. For the other lawsuits, the appeal process and the correction of the decision process are pending.

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

p. Authorization of 3G License

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

With the 3G License Agreement, we were obliged to meet certain coverage obligations. We are required to cover the population within the borders of all metropolitan municipalities within three years and all cities and municipalities within six years. We are also obliged to cover every region with a population over 5,000 within eight years and population larger than 1,000 within 10 years. By amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some metropolitan municipalities were extended. After this amendment, the ICTA increased our coverage obligations, defined in our concession agreement, by its decision, based on this law amendment. We filed a lawsuit for the stay of execution and the cancellation of this decision. The Council of State accepted our stay of execution request. ICTA objected to this decision. Objection was also rejected in favor of Turkcell. The case is still pending.

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

q. Authorization of 4.5G License

In the IMT- Advanced (“4.5G”) tender held on August 26, 2015, to grant spectrum usage for 800 MHz, 900 MHz, 1800 MHz, 2100 MHz (FDD,TDD) and 2600 MHz (FDD, TDD), the Company purchased a total of 172.4 MHz, the broadest 4.5G (IMT) spectrum allocation of any operator in Turkey (including widest frequency bands on 1800 MHz, 2100 MHz and 2600 MHz) for €1,623.5 million (excluding VAT and interest payable on the installments). The license fee will be paid in four equal semi-annual installments of which the first installment including VAT was paid on October 26, 2015.

The tender gave equal opportunity to the operators in the low frequency bands utilized for coverage while enabled competition in higher frequency bands mainly used for capacity. The Company has reached a total frequency bandwidth of 234.4 MHz and our ownership in total bandwidth in the market increased to 43% (234.4 MHz / 549.2 MHz) with the new frequencies acquired. The operators will be able to utilize the new spectrum in a technology neutral way.

The 4.5G licensing process is finalized by signing of IMT License Commitments Document by Turkcell and therefore, the ICTA granted Turkcell 4.5G License on October 27, 2015. The 4.5G License is effective for 13 years until April 30, 2029. According to the License, Turkcell expects to commence providing 4.5G services from 1 April 2016.

The 4.5G License Agreement has provisions that are generally similar to those contained in our license agreement relating to 2G and 3G. According to the IMT License Commitments Document, the Company;

a)	must achieve population coverage of 95% of the population of Turkey and coverage of 90% of the population within the borders of all cities and all city districts within eight years

b)	must cover 99% of highways, high speed railroads and tunnels with lengths more than one kilometers within eight years, 95% of double roads within six years and 90% of conventional railroads within ten years

c)	is obliged to share actively with other mobile operators, any new 3G or 4.5G site which it will decide to build within settlement areas with population of less than 10.000 and highways, double roads, tunnels, high speed railroads and conventional railroads.

from the effective date of the License granted to the Company.

While building its infrastructure for 4.5G networks, Turkcell is required to purchase up to 45% of its network related hardware (i.e. base stations, switches, routers and as such) and software from local suppliers, and purchase up to 40% of the network equipment and software from vendors with local research and development centers. The local network related hardware purchase requirement is defined in three periods: 30% for first year, 40% for second year and 45% for the third and following years. Reporting on these requirements should be made to the ICTA on a yearly basis. In case of a projection of a failure to meet the requirement for locally produced hardware and software due to the lack of sufficient local supply and other relevant conditions, the Company shall file an application to the ICTA 6 months before the due date, and request an easing or removal of the obligation.

r. Licenses and Authorizations of our Subsidiaries

In addition to the foregoing, our majority owned subsidiary, Belarusian Telecom, and wholly owned subsidiaries lifecell and Kibris Telekom hold GSM licenses in Belarus, Ukraine and the Turkish Republic of Northern Cyprus, respectively, and all of them have obtained 3G licenses. If lifecell, Belarusian Telecom and Kibris Telekom fail to comply with the terms and conditions of their license agreements, they may incur significant penalties, which could have a material adverse effect on our strategy for international expansion and our business and results of operations. In addition, our subsidiaries Global Tower, Turkcell Superonline, Inteltek and Azerinteltek have licenses to perform their business. Failure to comply with the terms of such licenses may lead to significant penalties and adversely affect their, as well as our, results of operations.

Ukraine License Agreement

lifecell owns three activity licenses, one for GSM 900, GSM 1800 and a technology neutral license, issued for 3G. As at December 31, 2015, lifecell owned 26 frequency use licenses for UMTS 2100, GSM 900, GSM 1800, CDMA and microwave Radiorelay, which are regional and national. In addition to the GSM licenses, lifecell owns one license for international and long-distance calls and eight PSTN licenses for eight regions in Ukraine. 3G activity and frequency licenses were issued in March 2015 and are valid for 15 years. Additionally, lifecell holds a specific number range—three NDC codes for mobile networks, four permissions on a number of resources for short numbers, eleven permissions on a number of resources for SS-7 codes (7 regional and 4 international), one permission on a number of resources for Mobile Network Code and sixteen permissions on a number of resources for local ranges for PSTN licenses.

According to the licenses, lifecell must adhere to state sanitary regulations to ensure that the equipment used does not injure the population by means of harmful electromagnetic emissions. Licenses require lifecell to inform authorities of the start/end of operations within four months and changes in the incorporation address within 30 days. Also, lifecell must present all the required documents for inspection by the NCCIR by their request. The NCCIR may suspend the operations of lifecell for a limited or an unlimited period if necessary due to the expiration of the licenses, upon mutual consent, or in the case of a violation of the terms regarding the use of radio frequencies. If such a violation is determined, the Ukrainian Telecommunications Authority will notify lifecell of the violations and will set the deadline for recovery. If the deadline is not met, the licenses may be terminated.

Belarus License Agreement

Belarusian Telecom owns a license, issued on August 28, 2008, for a period of 10 years, which was valid till August 28, 2018. However, in accordance with the Edict of the President of the Republic of Belarus dated November 26, 2015, numbered 475, the license is now issued without limitation of the period of validity. Starting from March 1, 2016 the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, Belarusian Telecom is required to gradually increase its geographical coverage until the end of 2017. Belarusian Telecom has fulfilled all coverage requirements except covering all Belarusian settlements. The number of uncovered settlements is 648 out of a total of 22,552 settlements.

Turkcell Superonline Authorizations

Turkcell Superonline was authorized as a Fixed Telephony Service Provider as of November 19, 2004, Satellite Communication Service Provider as of March 24, 2004, Infrastructure Provider as of March 6, 2006, Internet Service Provider as of February 15, 2005, Cable Broadcast Service Provider as of November 23, 2009, Mobile Virtual Network Operator as of August 9, 2010 and Public Access Mobile Radio Service Provider for the Marmara and Guneydogu Anadolu regions as of January 27, 2007.

The Authorization By-Law for Telecommunication Services and Infrastructure published in the Official Gazette on August 26, 2004 was abrogated with the By-Law on Authorization for Electronic Communications Sector dated May 28, 2009. According to this abrogation, Turkcell Superonline’s “Authorization” on Infrastructure Operating Service, Internet Service Provision and Satellite Communication Service has been changed to “Authority” on Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service and Cable Broadcast Service. Turkcell Superonline’s “License” on Long Distance Telephony Services License has been changed to “Authorizations” relevant to the Fixed Telephony Services. Aforementioned Public Access Mobile Radio Service Provider Authorization of Turkcell Superonline was annulled as of December 31, 2015.

In accordance with the new legislation issued by the ICTA, the term of the infrastructure operator authorization of Turkcell Superonline has become indefinite. As a result, Turkcell Superonline revised the expected useful lives of its operating license and related fixed network equipment from 15 years to 25 years.

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

s. Access and Interconnection Regulation

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

In accordance with Article 7 of the aforementioned Electronic Communications Law, the ICTA may determine the operators that have significant market power in the relevant market as a result of market analysis. After determination of the operators who have significant market power, the ICTA may impose additional liabilities for such operators in order to protect the competitive environment. On December 15, 2005, the ICTA designated Turkcell, Vodafone, and Avea as “operators holding significant market power” in the “GSM Mobile Call Termination Services Market” and designated Turkcell individually as an “operator holding significant market power” in the “Access to GSM Mobile Networks and Call Originating Markets”. According to the new Regulation published in the Official Gazette dated September 1, 2009, numbered 27336, unless otherwise agreed, any decisions taken by the ICTA in the years 2005 and 2006 relating to market analysis were valid and effective until the end of calendar year 2009. Pursuant to its decision dated December 8, 2009, the ICTA designated Turkcell individually as an operator holding significant market power in the “Access to Mobile Networks and Call Originating Markets” and designated Turkcell, Vodafone and Avea as operators holding significant market power in the

“Mobile Call Termination Market”. Based on the market analysis of the ICTA for the 2012-2015 term, all three operators were declared as operators holding significant market power in the “Mobile Call Termination Market” and Turkcell is once again recognized as the only operator holding significant power in “Access to GSM Mobile Networks and Call Originating Markets”. As explained above, market analysis for both markets will be renewed in 2016.

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

In 2014, SMP operators did not provide any reference offers since the ICTA rearranged the current reference offers by itself aiming to make the reference offers aligned. With a board resolution dated October 2014, reference offers for interconnection operations were announced for Avea, Vodafone and Turkcell. The ICTA has also set the MMS termination rate for all operators that were not previously regulated. We were not obliged to prepare new reference offers for interconnection operations in 2015. The ICTA is currently working on market analysis, and access and interconnection reference offers will be updated following the completion of such analysis.

t. Regulation on Co-Location and Facility Sharing

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

The ICTA published a Communiqué concerning “Cellular System Antenna Facility Design, Set Up and Sharing” on March 18, 2011 (which abolished the Regulation published on April 16, 2008). The Communiqué frames antenna facilities design, set up and sharing to enable base station facility usage by multiple operators. The emission points will not be determined by operators, therefore operators will have to work cellular planning together. Operators must share every base station facility regardless of tower or building-top distinction. Antenna facilities must be set up in certain capacity that at least one more operator can benefit. Some incentives, such as exemptions on some certification fees, will be given if sharing occurs on existing or new sites. Finally, when antenna facility set up and sharing requests are evaluated, if the owner of the facility refuses the request, the requesting operator will be informed of the reason for the refusal. This way, negotiation between parties is supported and ICTA involvement is kept at minimum levels.

In the 4.5G Authorization Document, in provinces with population of less than 10.000 and at sites to cover highways, double roads and railroads, any new 3G or 4.5G site to be built must be shared actively by all operators within this region. Current government officials declared that research and development (“R&D”) and production & development (“P&D”) in Turkey for high-tech products and services will be supported and some incentives will be introduced in the near future. One of the biggest local vendors in the defense industry that is already producing telecom equipment for the military declared it is planning to produce a 4.5G base station for commercial networks after 2015. In the 4.5G Authorization Document, usage of locally-produced equipment in network was obliged, with rates up to 45%. Yet if the lack of such equipment or absence in the demand for production of such equipment is proved by mobile operators, mobile operators will be free of this obligation specifically for the related term. We informed the ICTA that we support any local R&D and P&D, as long as it complies with international technical and financial standards and can be sustainable. However, the 4.5G Authorization Document does not provide details on the compliance with international standards. The ICTA may oblige operators to buy and use the locally produced products, independent of the quality standards, if a local vendor produces sufficient equipment to support the mobile operators’ demands. This may cause technical problems in our network. Should such technical problems occur, it could negatively affect our quality of service, leading to increased costs for the 4.5G infrastructure roll-out and could negatively affect our customer experience.

u. Regulation on Consumer Rights in the Electronic Communications Sector

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

The ICTA’s regulation of these activities could have an adverse effect on our mobile telecommunications business and we may be fined if we do not comply. Furthermore, our compliance with the ICTA’s regulations may increase the costs of doing business and could negatively impact our financial results.

v. Regulation on Data Privacy in Electronic Communications Sector

Under Article 51 of the Electronic Communications Law, the ICTA is authorized to determine the principles and procedures related to the process of personal data and protection of privacy. In this manner, ICTA had published “Regulations on the Protection of Privacy and Processing of Personal Data”. With its decision rendered on April 9, 2014 and published in the Official Gazette on July 26, 2014, the Turkish Constitutional Court decided that Article 51 of the Electronic Communications Law is a violation of Article 20(3) of the Constitution, which stipulates data protection as a constitutional measure and that the measures should be regulated by the laws and therefore annulled the aforementioned provision (Article 51). The Article 51 of the Electronic Communications Law, which was repealed by Turkish Constitutional Court, was amended and came into force on April 15, 2015. In the amended Article 51, the main principles of recording and sharing subscribers’ personal data are defined in general.

Compliance with this regulation will involve operational expenses and may make it harder to process the customer data and provide segmented offers to our customers. Furthermore, non-compliance with this Regulation may result in the imposition of monetary fines, which could have a negative impact on our financial condition and reputation.

w. Regulation on Electronic Commerce

Law No. 6563 on the Regulation of Electronic Commerce published in the Official Gazette on November 5, 2014, amended Article 50 of the Electronic Communications Law, providing that without the prior consent of the subscribers, unsolicited electronic communications for the purposes of direct marketing or messages with adult content is prohibited. An “opt-in” mechanism has been adopted for electronic messages; however, this provision does not apply retroactively to the databases which were established by taking the data subjects’ consent before the Law No. 6563 on Regulation of Electronic Commerce entered into force on May 1, 2015.

The Electronic Commerce Law and “Commercial Communications And Commercial Electronic Messages Regulation” published in accordance with this law exclude the messages that are sent to subscribers and users of the operators about their own products and services and these messages are regulated in “The Principles And The Procedures Regarding The Communication With The Purposes Of Advertising And Marketing” which was published by the ICTA on July 9, 2015. According to this legislation, these messages are also subject to the prior consent of the subscribers and users. Violation of this legislation may result in an administrative fine.

Some of the companies that previously used Turkcell’s permission database in high volumes may shift to global social media channels which may not be subject to government regulation. Law No. 6563 on the Regulation of Electronic Commerce will not only affect the permission database business of Turkcell, but also bulk SMS business. More companies may prefer to use the bulk SMS enablers that operate abroad because those enablers are not subject to regulation by the Turkish government.

Additionally, the new regulation may have a negative impact on Turkcell’s corporate business as a whole because the permission database and bulk SMS services are among Turkcell’s most effective services for acquiring corporate subscribers.

x. Registered Email Service Regulation

Registered Electronic Mail Service was started in July 2012. Mobile operators cannot provide registered electronic mail service; however, the service may create a new mobile business area with new bundled mobile products, which are able to service our subscribers.

y. Turk Telekom, Vodafone and Avea Interconnection Agreements

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

We have ongoing disputes with Turk Telekom, Vodafone and Avea over these agreements and with the ICTA regarding its decision related to these agreements. On December 30, 2015, Turkcell Group and Turk Telekom Group reached an agreement to mutually settle the ongoing lawsuits, enforcement procedures and disputes between Turkcell companies including Turkcell Iletisim Hizmetleri AS, Superonline Iletisim Hizmetleri AS, Kule Hizmet ve Isletmecilik AS and Turk Telekom Group companies including Turk Telekomunikasyon AS, Avea Iletisim Hizmetleri AS and TTNet AS. In this regard, we made a payment of TRY 225 million to Turk Telekom Group which is the net of rights, receivables and claims of both parties (excluding VAT and special communication tax, including all other tax and financial obligations and interest) on January 14, 2016. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings”.

(ii) Interconnection Rates—Turkcell, Vodafone, Avea and Turk Telekom

In accordance with the relevant articles of the Electronic Communications Law and subsequent Access and Interconnection Ordinance, the ICTA regulated both fixed and mobile interconnection rates. In previous years, the interconnection rates have substantially decreased with the interventions of the ICTA.

Current interconnection rates are based on the ICTA’s decision on the Interconnection Tariffs issued in April and June 2013. New interconnection rates were published in October 2014 and remain in force with no change in existing rates. However, the Authority published MMS interconnection rates for the first time. The evolution of interconnection rates for voice calls between Turkcell, Vodafone, Avea, Turk Telecom and Alternative Fixed Line Operators is summarized in the table below.

	VOICE (TRY Kurus)
				TURK TELEKOM			Alternative Fixed Line Operators
	TURKCELL	VODAFONE	AVEA	Local	Single	Double
01/10/2004	15.60	15.60	15.60		4.10	5.90
01/01/2005	14.80	14.80	14.80		3.40	5.10
01/10/2005	14.00	14.00	14.00		2.00	3.70
01/01/2007	14.00	15.20	17.50		2.00	3.70
01/03/2007	13.60	14.50	16.70		1.89	3.00
01/04/2008	9.10	9.50	11.20		1.71	2.70
01/05/2009	6.55	6.75	7.75	1.39	1.71	2.70
01/04/2010	3.13	3.23	3.70	1.39	1.71	2.24	3.2
01/07/2013	2.50	2.58	2.96	1.39	1.71	2.24	3.2
31/10/2014	2.50	2.58	2.96	1.39	1.71	2.24	3.2

*	In September 2011, the ICTA amended its Regulation on mobile termination rates by removing the restriction on the rates applicable to calls originating from international operators. After reaching commercial agreements with Turk Telekom and alternative fixed-line carriers, we began to charge higher termination rates for international calls effective August 1, 2012.

Effective from July 2013, Turkcell is paid TRY 0.0043 per SMS for SMS termination in its network. Respective rates for Vodafone are TRY 0.0043 per SMS and for Avea TRY 0.0047.

	SMS (TRY Kurus)
	TURKCELL	VODAFONE	AVEA	TURK TELEKOM
01/04/2010	1.70	1.73	1.87	1.70
01/07/2013	0.43	0.43	0.47	1.70
31/10/2014	0.43	0.43	0.47	1.70

	MMS (TRY Kurus)
	TURKCELL	VODAFONE	AVEA
31/10/2014	0.86	0.86	0.94

Effective from October 2014, Turkcell is paid TRY 0.0086 per MMS for MMS termination in its network. Respective rates for Vodafone are TRY 0.0086 per SMS and for Avea TRY 0.0094.

z. Agreements Concluded with the Fixed Telecommunication Services Operators

(i) Interconnection/Call Termination Agreements

Turkcell, as an “operator holding significant market power”, entered into interconnection/call termination agreements with fixed telecommunication service operators that applied to Turkcell for an agreement. Interconnection rates are regulated by the ICTA. Turkcell pays fixed-line operators TRY 0.0320 per minute and fixed-line operators pay Turkcell TRY 0.0250 per minute for national voice call traffic.

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

(iii) SMS Termination Agreements

During 2011, Turkcell entered into SMS Termination Agreements with alternative operators who applied to Turkcell for an agreement. In accordance with the ICTA regulations on SMS Termination Rates in Turkcell’s network, Fixed Telephony Service Operators pay Turkcell TRY 0.0043 per SMS.

aa. MVNO Services

The ICTA has designated Turkcell as the operator having significant market power in the mobile access and call origination markets, which has implications such as mandatory MVNO access and cost-oriented call origination and termination rates. In its decision regarding the Reference Access Offer of Turkcell, the ICTA determined the call origination and termination fees for voice as TRY 0.0250 per minute, wholesale on net voice call fee as TRY 0.0428 per minute, origination and termination fees for SMS as TRY 0.0043 per SMS and wholesale on net SMS fee as TRY 0.0073 per SMS , origination and termination fees for video calls as TRY 0.0775 per minute and wholesale on net video calls fee as TRY 0.1325 per minute to be applied to the MVNOs.

Highly competitive market conditions and heavy tax burdens have discouraged potential MVNOs from entering the market for years. Nevertheless, both commercial negotiations and conciliation processes by the ICTA with certain MVNO candidates are in progress and we expect to see some MVNO presence in the market in the coming years.

The ICTA has determined call origination and determination fees for Type-2 and Type-3 (Full MVNO) but not determined fees for Type-1 (Light MVNO) model. Commercial negotiations are the main subjects to be handled in Type-1 (Light MVNO) consultations between Turkcell and the potential MVNO.

bb. Agreements Concluded with Directory Service Providers

Turkcell entered into agreements relating to the provision of directory services with 12 Directory Service Providers, which are licensed to provide directory services by the ICTA. The aforementioned agreements determine the principles and procedures related to the access of companies to the Turkcell database, the provision of directory services to the subscribers and the clearing procedure of the parties. Such agreements are valid and binding for a term of one year. However, if neither party notifies the other party one month before the expiration of the agreement of its request to terminate, the agreement will automatically be renewed for another one-year term.

cc. Agreements Concluded with Operators Licensed to Provide Satellite Services

We have executed agreements with Globalstar Avrasya Uydu Ses ve Data Iletisim A.S. and Teknomobil Uydu Haberlesme A.S., operators licensed to provide satellite services. The scope of such agreements is the interconnection between the networks of the parties and the determination of the principles and procedures of the methods of network operation and clearance.

dd. Prospective Legislation and Regulations

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

4.C Organizational Structure

The following chart lists each of our key subsidiaries (including our ownership interest in Fintur) and our proportionate direct and indirect ownership interest as of March 10, 2016:

(1)	Global Odeme Sistemleri A.S. (formerly Corbuss) is 11% directly and 89% indirectly (in total 100%) owned by Turkcell. Global Odeme Sistemleri (“Global Odeme”) was renamed Global Odeme Hizmetleri on February 5, 2015. Subsequently, Global Odeme Hizmetleri was renamed Turkcell Odeme Hizmetleri A.S. on September 18, 2015.
(2)	Turkcell Finansman A.S was incorporated on October 22, 2015.
(3)	On July 10, 2015, Turkcell Iletisim Hizmetleri A.S. completed the acquisition of 44.96% of the shares of Euroasia Telecommunications Holding B.V., a subsidiary based in Netherlands, in which Turkcell held 55.04% shares.

(4)	On November 25, 2015, the Board of Directors decided on the mergers of Euroasia Telecommunications Holding B.V being entirely acquired by Beltur Coöperatief U.A. and Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri A.S being entirely acquired by Superonline Iletisim Hizmetleri A.S.

For information on the country of incorporation of our key subsidiaries, see “Item 4.B. Business Overview”.

4.D Property, Plant and Equipment

As of December 31, 2015, we operated 65 facilities including network data centers, of which 57 were located in Turkey, the rest in Northern Cyprus, Belarus, Ukraine and Azerbaijan.

We own six buildings (Beyoglu, Maltepe, Kartal, Davutpasa, Mahmutbey, Halkali), located throughout Istanbul, as operation of mobile switching centers, network data centers, customer service offices and warehouse. Others are in Bodrum, Ankara (Cinnah, Sogutozu, Ivedik), Malatya, Izmit, Tekirdag/Corlu, Zonguldak, Aydin, Denizli, Konya, Karaman, Erzurum, Balikesir, Mugla, Mersin, Sakarya, Hatay, Adana, Diyarbakir, Samsun, Izmir, Antalya, Trabzon, Bursa, Van, Kayseri, Gaziantep, Minsk (Belarus), which we use for administration, sales and other service centers as well marketing and operation of mobile switching centers and network data centers.

In September 2015, our headquarters moved to Kucukyali from Beyoglu bringing internal functions and group companies Turkcell Technoloji and Turkcell Superonline together in Istanbul, generating operational efficiencies.

In addition to Kucukyali (headquarters), we also lease buildings in Istanbul (Maltepe, Umraniye, Levent, Maslak), Edirne, Eskisehir, Manisa, Samsun, Trabzon, Bodrum, Ankara, Izmir, Gaziantep, Sanliurfa, Adana, Diyarbakir, Antalya, Artvin, Van (Ercis), Siirt, Karabuk, Corum, places outside of the Turkey such as Baku (Azerbaijan), Lefkosa (Northern Cyprus), Minsk, (Belarus), Kiev, Dnepr, Sumy, Kharkiv (Ukraine), for similar purposes, including marketing and sales, operation of mobile switching centers and network data centers.

As of December 31, 2015 we also had 209 owned and 1,098 leased vehicles, used for operational purposes and provided as benefits to our employees.

a. Core Network Infrastructure

Our core network consists of three site Geographically Redundant Next Generation Home Location Register Home Subscriber Server (“NG HLR”/“HSS”), a combined Number Portability Switch Relay Function (“SRF”) and Number Portability Database and Signal Transfer Point (“STP”). The Core Network is common for 2G and 3G radio networks and carries voice over IP, with combined Mobile Switch Centers/Visitor Location Registers (“MSC/VLR”), Media Gateways (“MGW”), Charging Control Node (“CCN”) and Virtual Private Network (“VPN”). Our core packet switching network consists of SGSNs (Serving GPRS Support Node) and GGSNs (Gateway GPRS Support Node) providing GPRS/EDGE, and HSPA/HSPA+ (High Speed Packet Access) capability for mobile packet traffic and also Policy and Charging Rules Function (“PCRF”) for subscriber policies. In addition, we already deployed Data Optimization equipment for customer experience.

We have switches in Istanbul, Ankara, Izmir, Adana, Antalya, Bursa, Corlu (Tekirdag), Diyarbakir, Erzurum, Gaziantep, Hatay, Kayseri, Kocaeli, Malatya, Mersin, Mugla, Samsun, Trabzon, and Van. We also had Remote BSC (“RBSC”) location at Elazig which was moved to Malatya at the end of 2015.

In addition, we own switch buildings in different cities in Turkey, such as Istanbul (Mahmutbey, Kartal, Maltepe), Mugla, Izmit, Diyarbakir, and Erzurum. Switch buildings are where the network switching equipment, such as MSC, MGW, BSC and RNC, is located.

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

At the end of December 2015, we owned over 41,300 base stations (2G+3G/HSDPA) and leased the land underlying such base stations.

In 2009, the ICTA resolved that operators may transfer the right of use of their towers to third parties. In accordance with this resolution, we transferred the rights of some towers to Global Tower.

c. Transmission Network Infrastructure

Turkcell’s mobile backhaul utilizes various transport technologies to provide for an efficient, resilient and cost effective transmission network. Connectivity between sites is provided using Microwave Radio Links and leased lines carried over Synchronous Digital Hierarchy (“SDH”) and Ethernet over Dense Wavelength Division Multiplexing (“DWDM”) where appropriate. Cell sites with site connectivity are mostly served by point-to-point microwave radio links owned and managed by Turkcell, make up more than 90% of our network. Interconnections with other Public Land Mobile Networks (“PLMN”), Public Switched Telephone Networks (“PSTN”), Long Distance Telephony Services (“LDTS”) and small operator companies are realized through leased line connections. More than 90% of our leased line network connectivity is currently provided by our subsidiary “Turkcell Superonline”. The rest of the leased lines are provided by the incumbent Telekom operator “Turk Telekom”. With the growth of data usage and in preparation for “4.5G”, fiber optic connectivity to cell cites has also become a part of our network topology. As a result the overall infrastructure capacity usage is fully optimized and a high grade of availability is achieved through topology resiliency and packet base IP mobile backhaul network infrastructure.

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

I. Overview of the Turkish Economy

2015 was another challenging year for global markets with a further deceleration of activity in key emerging and developing economies. The slowdown was accompanied by a further drop in commodity prices and volatility in financial markets. Turkey’s credit rating was kept the same at all three major rating agencies with only Standard &Poor’s still remaining one notch below investment grade. The Turkish economy has grown for twenty four quarters in a row and grew by 3.4% in the first nine months of 2015. Based on market estimates, the year-on-year GDP growth in Turkey is expected to be at around 3.0% in 2015 and 3.1% in 2016. 2016 is expected to be an even more challenging year globally due to high volatility from differing monetary policies from developed markets. On the U.S. side, the Federal Reserve (“FED”) has increased its policy rate for the first time since 2006 with a pickup in economic activity and a strong labor market. The European Central Bank has extended the maturity of its quantitative easing program by at least six months to March 2017 and is expected to increase the size of its bond buying program in 2016. The Bank of Japan has introduced negative interest rates for excess reserves for the first time to revive growth and inflation in the world’s third-largest economy. Furthermore, the recent drop in oil prices continues to give energy-importing countries like Turkey an opportunity in account rebalancing while increasing the pressure on public finances of energy exporting emerging market countries.

The TRY depreciated by 25.4% against the U.S. Dollar in 2015, and depreciated by 0.02% as of March 10, 2016 based on closing rates as of December 31, 2015. Market players continue to expect further devaluation in the TRY in 2016. The annual inflation rate increased to 8.8% by the end of 2015 from 8.2% at the end of 2014 led by an increase in food prices and pass through effects due to the TRY depreciation. The latest CBRT expectations survey, as of February 18, 2016, indicated that inflation is expected to be at 8.5% at the end of 2016. The current account deficit decreased to approximately 4.5% of GDP in the first 11 months of 2015 from approximately 5.7% in 2014. The current account deficit is expected to continue narrowing in 2016 due to low energy prices. Potential capital outflows due to a decrease in global USD liquidity and rising U.S. interest rates may have a negative impact on the Turkish economy if not counterbalanced by European Central Bank and Bank of Japan actions.

Turkey held parliamentary elections in June 2015 but failed to form a government and therefore early elections took place in November 2015. Early elections resulted in a single majority government with AKP gaining the majority of the parliament. On a regional level, recent political tensions with Russia and further instability in the CIS, Balkans, Middle East, North Africa and Caucasian regions may impact the development of the Turkish economy. Tension in Ukraine, Syria and the Middle East region remain the most important neighboring political risks.

II. Taxation Issues in the Telecommunications Sector

Under current Turkish tax laws, there are several taxes imposed on the services provided by telecommunications operators in Turkey. These taxes are charged to subscribers by mobile operators and remitted to the relevant tax authorities. They may be charged upon subscription, on an annual basis or on an ad valorem basis on the service fees charged to subscribers.

The following are the most significant taxes imposed on our telecommunications services:

a. Special Communications Tax

The Turkish government imposed a special 25% communications tax on mobile telephone services as part of a series of new taxes levied to finance public works required to respond to the earthquakes that struck Turkey’s Marmara region in 1999. This tax is paid by mobile users and collected by mobile operators. As of August 2004 other telecom services (i.e., fixed lines and TV/radio transmission) are also included within the scope of special communication tax.

Under Law No. 5838, which became effective on March 1, 2009, wired, wireless and mobile internet service providers are subject to a special 5% communications tax (previously such tax was 25% on mobile, 15% on fixed lines). Other than mobile internet services, all mobile telecommunication services are subject to a special 25% and other telecommunication services (i.e., fixed lines and TV/radio transmission) are subjected to 15% tax rate. The tax collected from subscribers in one calendar month is remitted to the tax authorities within the first 15 days of the following month.

Under Law No. 6322, effective July 1, 2012, new mobile subscriptions for Machine to Machine (“M2M”) simcards is not subject to the special communication tax levied upon new subscriptions.

The special communications tax on new mobile subscriptions was TRY 44 and TRY 40 in 2015 and 2014, respectively. As of January 1, 2016, the special communications tax on new subscriptions levied is TRY 46. The tax has had a correlative negative impact on mobile usage.

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

c. License and Annual Utilization Fees

According to Article number 46 of the Electronic Communications Law, subscribers registered in the system are subject to both license and annual utilization fees. GSM operators are charged with the duty of collecting of these fees.

The license fee is paid once on the subscription per subscriber. The license fee was TRY 17.95 and TRY 16.30 in 2015 and 2014, respectively. As of January 1, 2016, the license fee is TRY 18.95.

The payment of the annual utilization fee to the government depends on whether a subscriber is postpaid or prepaid. For postpaid subscribers, the monthly utilization fee was TRY 1.50 and TRY 1.36 in 2015 and 2014, respectively, and is charged to subscribers monthly. For prepaid subscribers, the annual utilization fee is calculated by multiplying the number of registered prepaid subscribers at the previous year end by the annual utilization fee and the calculated bulk annual utilization fee is paid by mobile operators the following year on the last business day in February. As of January 1, 2016, the monthly utilization fee is TRY 1.58. We decided to collect utilization fees from most of our prepaid subscribers starting from June 2011.

d. Special Consumption Tax

The Special Consumption Tax (“SCT”) is a tax on prescribed goods, which includes mobile phones. The SCT is charged on mobile phones either when they are imported or when they are sold by Turkish manufacturers. The SCT rate on mobile phones (mobile phones are legally defined as “transmitter/receiver cellular phones”) was 20% prior to October 13, 2011, and the SCT calculated in accordance with the 20% rate must not fall below TRY 40 per cellular phone device (Temporary Article 6 of Special Consumption Tax Code).

The SCT rates were raised on some motor vehicles, mobile phones, alcoholic beverages and tobacco products by a decision of the Board of Ministers, which was published in the Official Gazette on October 13, 2011. The SCT rate over cellular phones was increased from 20% to 25% and the minimum SCT amount to be calculated was increased to TRY 100 (previously the minimum SCT amount was TRY 40) effective from October 13, 2011.

The SCT rates on some motor vehicles, mobile phones and alcoholic beverages were raised by a decision of the Board of Ministers, which was published in the Official Gazette on January 1, 2014. The minimum SCT amount to be calculated over cellular phones was increased to TRY 120 effective from January 1, 2014. By a decision of the Board of Ministers, which was published in the Official Gazette on January 1, 2016, the minimum SCT amount to be calculated over cellular phones was increased to TRY 160 effective from January 1, 2016.

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

IV. Change in Reportable Segments and in Reporting Currency

Beginning in 2015, we have modified our reportable segments to match our new internal operating and reporting structure, itself driven by our converged communications and technology services strategy which emphasizes marketing and sales around consumer and corporate customer groups.

Our operations are now aggregated under two main reportable segments, Turkcell Turkey and Turkcell International:

•	The Turkcell Turkey segment comprises mainly our telecommunication and technology services activities in Turkey and includes the operations of Turkcell, Turkcell Superonline, Turkcell Satis, group call center operations of Turkcell Global Bilgi, Turktell, Turkcell Teknoloji, Turktell Interaktif, Global Tower, Rehberlik, Turkcell Odeme and Turkcell Gayrimenkul.

•	The Turkcell International segment comprises mainly our telecommunication and technology services activities outside of Turkey and includes the operations of lifecell, Belarusian Telecom, Kibris Telekom, Eastasia, Euroasia, Beltur, Beltel, UkrTower, Global LLC, Turkcell Europe, Lifetech LLC and Fintur.

Our “Other” reportable segment is comprised mainly information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi and consumer financing service operations of Turkcell Finansman A.S. The accounting policies of our reportable segments are the same as those described in the summary of significant accounting policies.

With effect from Q4 2015, our financial statements are presented in TRY only, the currency in which we recognize the majority of our revenues and expenses. We will no longer present financial statements in USD. This change will allow us to align our Turkish and US reporting.

5.A Operating Results

Our audited Consolidated Financial Statements as at December 31, 2015 and December 31, 2014 and for each of the years in the three-year period ended December 31, 2015 included in this annual report have been prepared in accordance with IFRS as issued by the IASB.

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

We believe that the build-out of our network in Turkey is substantially completed. As of December 31, 2015, our network covered 100% of Turkish cities with a population of 1,000 or more and the majority of Turkey’s tourist areas and principal intercity highways (according to the Turkish Statistical Institute 2012 Census). We currently meet the coverage requirements of our 2G license in all material respects.

In accordance with our 3G license agreement, we are required to cover the population within the borders of all metropolitan municipalities and within the borders of all cities and municipalities in three and six years, respectively. Moreover, we are required to cover the population in all settlement areas with a population higher than 5,000 and 1,000 in eight and ten years, respectively, following the date of the agreement. As of December 31, 2015, we had reached 95.0% population coverage.

In the 4.5G auction held on August 26, 2015, we agreed to purchase the use of 172.4 MHz, the largest amount of spectrum of any operator, for €1,623.5 million (excluding VAT and interest payable on the installments). The license fee will be paid in four equal semi-annual installments of €413.8 million (together with interest payable), the first installment being paid the day before the signing date of the license together with applicable VAT for the total sum. We agreed to purchase the use of widest frequency bands on 1800 MHz and 2600 MHz. We believe that these will allow us to offer high quality 4.5G services. We expect to commence offering 4.5G services from April 1, 2016. The 4.5G License is effective for 13 years until April 30, 2029.

Other than our 2G, 3G and 4.5G licenses, we also operate under interconnection agreements with other operators that allow us to connect our networks with those operators to enable the transmission of calls to and from our mobile communications system through existing digital fixed telephone switches. For example, we have an interconnection agreement with Turk Telekom that provides for the interconnection of our network with Turk Telekom’s fixed-line network. Under our agreement with Turk Telekom, as amended, we pay Turk Telekom an interconnection fee per call based on the type and length of the call for calls originating on our network and terminating on Turk Telekom’s fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on their fixed-line network and terminating on ours. We also have interconnection agreements with Vodafone and Avea pursuant to which we have agreed, among other things, to pay interconnection fees to them for calls originating on our network and terminating on theirs, and they have agreed to pay interconnection fees for calls originating on their networks and terminating on our networks.

As at December 31, 2015, management believes that the Company is in compliance with the above mentioned license and interconnection agreements’ conditions and requirements in all material respects.

Our subscriber base has grown substantially since we began operations in 1994. At year-end 1994, we had 63,500 subscribers. By year-end 2015, that number for the Group had grown to 68.9 million including subscribers of subsidiaries and equity accounted investments.

In 2015, Turkcell Turkey has positioned itself as a converged player in the total telecommunication market in line with our new strategic priorities. We shifted to a new organizational structure with the aim of increasing efficiency and simplification in our business processes, as well as strengthening our position as a provider of converged communications and technology services. Through our merged sales channels and integrated technical platform, we have generated efficiencies. Meanwhile, customer services have become a separate focus area.

Going forward, we will monitor our market share in terms of total telecom revenues as a converged player instead of mobile only revenues, or subscribers. In this regard, positioned as the second player in the converged market, our priority will be to increase our 35.5% revenue share within this market through differentiating our services and solutions, while remaining attuned to profitability.

We provide high-quality mobile and fixed voice, data, TV and other services over our network. We will continue to focus on our customer-oriented approach and our ability to provide quick and differentiated solutions to meet customers’ needs through lifestyle segments.

In the mobile segment, we increased our postpaid subscriber base from 44% in 2014 to 49% in 2015 due to our focus on value. As of December 31, 2015, we had 17.4 million prepaid and 16.6 million postpaid subscribers in our Turkish mobile network. Our average MoU in Turkey increased 8% to 296.6 minutes in 2015 from 275.3 minutes in 2014, as a result of our higher incentives and higher package utilization. Our mobile average revenue per user in Turkey increased to TRY 24.5 in 2015 compared to TRY 22.5 in 2014 mainly due to continued strong growth in data usage and an increase in the postpaid subscriber base.

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

Churn rate is the percentage calculated by dividing the total number of subscriber disconnections during a period by the average number of subscribers for the same period. For these purposes, we define “average number of subscribers” as the number of subscribers at the beginning of the period plus one half of the total number of gross subscribers acquired during the period. Churn refers to subscribers that are both voluntarily and involuntarily disconnected from our network. Our churn rate for mobile operations in Turkey was 27.3% for the year ended December 31, 2015, compared to 28.3% for the year ended December 31, 2014.

In the fixed segment, we increased our subscriber base from 1.2 million for the year ended December 31, 2014 to 1.5 million for the year ended December 31, 2015. 59% of the subscriber base are fiber customers (899 thousand subscribers).

We have an allowance for doubtful receivables in our Consolidated Financial Statements for non-payments and disconnections that amounted to TRY 816.4 million and TRY 727.7 million as of December 31, 2015 and 2014 respectively, which we believe is adequate. The main reason for the increase in allowance for doubtful receivables is an impairment loss recognized amounting to TRY 196.6 million which was netted off with a write-off of overdue receivables amounting to TRY 105.4 million.

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

III. Revenues

Revenues include voice, data, messaging, services and solutions, wholesale and other revenues. Other revenues mainly consist of revenues from our retail business, call center business, information and entertainment services and tower business.

IV. Operating Costs

a. Direct Cost of Revenues

Direct cost of revenues includes treasury shares, transmission fees, base station rent and energy expenses, billing costs, cost of goods sold, depreciation and amortization charges, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign mobile communications operators for calls made by our subscribers while outside Turkey, interconnection fees mainly paid to Turk Telekom, Vodafone and Avea, handset costs where the Company is the principal in the sale of the handsets, and wages and salaries and personnel expenses for technical personnel.

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

d. Results of Operations

The following table shows information concerning our consolidated statements of operations for the years indicated:

	For the years ended December 31,
	2015	2014	2013
(in TRY millions)
Revenues	12,769.4	12,043.6	11,407.9
Direct cost of revenues	(7,769.5)	(7,383.9)	(7,063.9)

Gross profit	4,999.9	4,659.7	4,344.0

	For the years ended December 31,
	2015	2014	2013
(in TRY millions)
Administrative expenses	(625.3)	(562.7)	(550.3)
Selling and marketing expenses	(1,901.9)	(1,974.6)	(1,843.6)
Other income/(expense), net	(225.9)	(76.3)	(58.9)

Results from operating activities	2,246.8	2,046.1	1,891.2
Finance costs	(799.5)	(1,247.0)	(204.6)
Finance income	756.1	955.4	759.9

Net finance (costs)/income	(43.4)	(291.6)	555.3
Monetary gain	—	205.1	176.9
Share of profit of equity accounted investees	367.3	207.3	297.3

Profit before income taxes	2,570.7	2,166.9	2,920.7
Income tax expense	(667.1)	(730.4)	(591.4)

Profit for the year	1,903.6	1,436.5	2,329.3
Attributable to:

Equity holders of the Company	2,067.7	1,864.7	2,325.9
Non-controlling interest	(164.1)	(428.2)	3.4
Profit for the year	1,903.6	1,436.5	2,329.3

The following table shows certain items in our consolidated statement of operations as a percentage of revenue:

	For the years ended December 31,
	2015	2014	2013
Statement of Operations Data (% of revenue)

Revenues	100.0	100.0	100.0
Direct cost of revenues	(60.8)	(61.3)	(61.9)
Gross margin	39.2	38.7	38.1
Administrative expense	(4.9)	(4.7)	(4.8)
Selling and marketing expenses	(14.9)	(16.4)	(16.2)
Other operating income/(expense), net	(1.8)	(0.6)	(0.5)
Results from operating activities	17.6	17.0	16.6

V. Segment Overview

	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
(in TRY millions)
Consumer segment revenue	9,127.3	8,282.3	—	—	—	—	—	—	9,127.3	8,282.3
Corporate segment revenue	2,031.7	1,907.4	—	—	—	—	—	—	2,031.7	1,907.4
Other Turkcell Turkey revenue	321.9	290.5	—	—	—	—	—	—	321.9	290.5
Turkcell International revenue	—	—	856.1	1,137.9	—	—	—	—	856.1	1,137.9
Other revenue	—	—	—	—	458.6	457.8	—	—	458.6	457.8
Eliminations	—	—	—	—	—	—	(26.2)	(32.4)	(26.2)	(32.4)
Total revenue	11,480.9	10,480.2	856.1	1,137.9	458.6	457.8	(26.2)	(32.4)	12,769.4	12,043.6
Contribution to consolidated revenue	11,466.3	10,457.1	844.4	1,128.8	458.7	457.7	—	—	12,769.4	12,043.6
Reportable segment Adjusted EBITDA*	3,759.6	3,326.4	246.0	281.0	134.5	154.6	0.5	(0.2)	4,140.5	3,761.8
Finance income	732.0	930.4	22.9	19.0	96.1	140.9	(94.9)	(134.8)	756.1	955.4
Finance cost	231.4	125.8	(1,127.2)	(1,497.8)	(68.7)	(124.3)	165.0	249.4	(799.5)	(1,247.0)
Monetary gain	—	—	—	205.1	—	—	—	—	—	205.1
Depreciation and amortization	(1,457.0)	(1,311.6)	(200.8)	(319.2)	(10.2)	(8.8)	0.2	0.2	(1,667.8)	(1,639.4)
Share of profit of equity accounted investees	—	4.5	367.3	202.8	—	—	—	—	367.3	207.3
Capital expenditure	7,751.7	1,982.3	770.2	158.0	14.3	4.5	—	—	8,536.2	2,144.8
Bad debt expense	(188.0)	(141.5)	(8.3)	(14.5)	(0.3)	0.0	—	—	(196.6)	(155.9)

	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
(in TRY millions)
Consumer segment revenue	8,282.3	7,892.7	—	—	—	—	—	—	8,282.3	7,892.7
Corporate segment revenue	1,907.4	1,758.9	—	—	—	—	—	—	1,907.4	1,758.9
Other Turkcell Turkey revenue	290.5	245.6	—	—	—	—	—	—	290.5	245.6
Turkcell International revenue	—	—	1,137.9	1,209.5	—	—	—	—	1,137.9	1,209.5
Other revenue	—	—	—	—	457.8	333.5	—	—	457.8	333.5
Eliminations	—	—	—	—	—	—	(32.4)	(32.2)	(32.4)	(32.2)
Total revenue	10,480.2	9,897.1	1,137.9	1,209.5	457.8	333.5	(32.4)	(32.2)	12,043.6	11,407.9
Contribution to consolidated revenue	10,457.1	9,874.5	1,128.8	1,200.3	457.7	333.1	—	—	12,043.6	11,407.9
Reportable segment Adjusted EBITDA*	3,326.4	3,149.3	281.0	288.3	154.6	107.7	(0.2)	(0.9)	3,761.8	3,544.5
Finance income	930.4	740.1	19.0	17.4	140.9	144.2	(134.8)	(141.9)	955.4	759.9
Finance cost	125.8	10.6	(1,497.8)	(331.3)	(124.3)	(123.9)	249.4	240.0	(1,247.0)	(204.6)
Monetary gain	—	—	205.1	176.9	—	—	—	—	205.1	176.9
Depreciation and amortization	(1,311.6)	(1,173.2)	(319.2)	(413.7)	(8.8)	(7.9)	0.2	0.4	(1,639.4)	(1,594.4)
Share of profit of equity accounted investees	4.5	(0.7)	202.8	298.0	—	—	—	—	207.3	297.3
Capital expenditure	1,982.3	1,541.5	158.0	274.0	4.5	6.8	—	—	2,144.8	1,822.3
Bad debt expense	(141.5)	(137.4)	(14.5)	(15.9)	0.0	(0.0)	—	—	(155.9)	(153.4)

*	For a definition of adjusted EBITDA, please see footnote 9 of the table in “Item 3.A. Selected Financial Data”.

Turkcell Turkey

a. 2015 compared to 2014

Total revenues generated by Turkcell Turkey increased 9.5%, to TRY 11,480.9 million in 2015 from TRY 10,480.2 million in 2014, mainly due to a 38.1% growth in data revenues driven by the increase in mobile broadband and fixed broadband revenues impacted by increased smartphone penetration, higher user numbers and a rise in data consumption; a 38.5% increase in services revenues which was partially offset by a 2.7% decrease in voice revenues. For a more detailed discussion of the factors affecting our revenues, please see “Item 4.B. Business Overview —Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Turkcell Turkey’s Adjusted EBITDA increased 13.0% to TRY 3,759.6 million in 2015 from TRY 3,326.4 million in 2014, mainly due to an increase in revenues which was partially offset by an increase in direct cost of revenues and administrative expenses. The increase in the direct cost of revenues mainly resulted from an increase in treasury share expenses, interconnection cost, wages, salaries and personnel and network related expenses. The increase in administrative expenses mainly resulted from an increase in bad debt expenses and wages, salaries and personnel expenses.

Net finance income decreased by 8.8% to TRY 963.4 million in 2015 from TRY 1,056.2 million in 2014 mainly due to a decrease in interest earned on time deposits as a result of decreased cash balances and an increase in interest expenses mainly from interest expenses on settlement costs incurred regarding ongoing lawsuits, enforcement procedures and disputes with Turk Telekom Group. These impacts were partially set off by an increase in net foreign exchange gain.

Depreciation expense increased 11.1% to TRY 1,457.0 million in 2015 from TRY 1,311.6 million in 2014 mainly as a result of an increase in the capex additions.

b. 2014 compared to 2013

Total revenues generated by Turkcell Turkey increased 5.9%, to TRY 10,480.2 million in 2014 from TRY 9,897.1 million in 2013, mainly due to a 36.7% growth in data revenues driven by the increase in mobile broadband and fixed broadband revenues impacted by increased smartphone penetration, higher user numbers and a rise in data consumption; a 11.6% increase in services revenues which was partially offset by a 1.2% decrease in voice revenues. For a more detailed discussion of the factors affecting our revenues, please see “Item 4.B. Business Overview —Regulation of the Turkish Telecommunications Industry” and “Item 5.D. Trend Information”.

Turkcell Turkey’s Adjusted EBITDA increased 5.6% to TRY 3,326.4 million in 2014 from TRY 3,149.3 million in 2013, mainly due to an increase in revenues which was partially offset by an increase in direct cost of revenues and sales and marketing expenses. The increase in the direct cost of revenues mainly resulted from an increase in treasury share expenses and network related expenses. The increase in selling and marketing expense mainly resulted from an increase in uncharged prepaid frequency usage fees, selling expenses and wages, salaries and personnel expenses.

Net finance income increased 40.7% to TRY 1,056.2 million in 2014 from TRY 750.7 million in 2013, mainly due to an increase in foreign exchange gain and interest earned on time deposits and assigned contracted receivables. The positive impact of significant change in net foreign exchange position, mainly due to an increase in foreign exchange denominated cash balance and a decrease in foreign exchange denominated borrowings, was partially offset by a lower depreciation of 8.6% in 2014 compared to a 19.7% depreciation of the TRY against the USD in 2013. Interest income on time deposits increased mainly due to an increase in cash balances and interest rates. The increase in interest earned on assigned contracted receivables is parallel to the increase in those receivables.

Depreciation expense increased 11.8% to TRY 1,311.6 million in 2014 from TRY 1,173.2 million in 2013 to mainly as a result of an increase in the capex additions.

Turkcell International

a. 2015 compared to 2014

Total revenues generated by Turkcell International decreased by 24.8%, to TRY 856.1 million in 2015 from TRY 1,137.9 million in 2014 mainly due to currency devaluation in Ukraine and Belarus against the Turkish Lira in 2015. The annual growth rates, in terms of local currency, of our major subsidiaries, lifecell and Belarusian Telecom were 10.5% and 6.2% respectively. The revenue growth in lifecell, which operates in Ukraine, was mainly driven by the increase in three-month active subscriber base to 10.6 million from 10.3 million and also 2.9% higher blended ARPU (three-month active) due to higher mobile broadband usage. The revenue growth in Belarusian Telecom, which operates in Belarus, was mainly due to expansion of the subscriber base along with increased voice, mobile broadband and mobile services revenues.

Turkcell International’s Adjusted EBITDA decreased by 12.5% to TRY 246.0 million in 2015 from TRY 281.0 million in 2014 due to the negative impact of currency devaluation in Ukraine and Belarus against the Turkish Lira. The majority of the segment Adjusted EBITDA is driven by lifecell which grew by 20.0% in terms of local currency in 2015 compared to 2014 due to effective cost management and better revenue mix.

Net finance cost decreased by TRY 374.5 million to a TRY 1,104.3 million loss in 2015 from a TRY 1,478.8 million loss in 2014, mainly due to decrease in foreign exchange loss as a result of debt restructuring in lifecell and Belarusian Telecom, foreign exchange losses recognized directly in the foreign currency translation reserves in equity as part of net investment in foreign operation accounting and lower devaluation of the UAH against the USD in 2015 which is partially offset by higher devaluation of the BYR against USD in 2015 compared to 2014. Foreign exchange losses in lifecell    amounted to TRY 465.5 million and TRY 991.2 million and foreign exchange losses in Belarusian Telecom, amounted to TRY 392.6 million and TRY 294.5 million in 2015 and 2014, respectively.

b. 2014 compared to 2013

Total revenues generated by Turkcell International decreased by 5.9%, to TRY 1,137.9 million in 2014 from TRY 1,209.5 million in 2013 mainly due to currency devaluation in Ukraine and Belarus against the Turkish Lira in 2014. The annual growth rates, in terms of local currency, of our major subsidiaries, lifecell and Belarusian Telecom were 12.7% and 15.6% respectively. The revenue growth in lifecell was mainly driven by 12% increase in three-month active subscriber base to 10.3 million from 9.2 million. The revenue growth in Belarusian Telecom was mainly due to a strong position in data and growth in value added services despite a slight decrease in terminal revenues.

Turkcell International’s Adjusted EBITDA decreased by 2.5% to TRY 281.0 million in 2014 from TRY 288.3 million in 2013 due to the negative impact of currency devaluation in Ukraine and Belarus against the Turkish Lira. The majority of the segment Adjusted EBITDA is driven by lifecell which grew by 12.8% in terms of local currency in 2014 compared to 2013 due to continued focus on business efficiency and operational profitability.

Net finance cost deteriorated by TRY 1,164.9 million to a TRY 1,478.8 million loss in 2014 from a TRY 313.9 million loss in 2013, mainly due to an increase in foreign exchange loss as a result of the devaluation of UAH and BYR against USD in 2014. Foreign exchange losses in lifecell, which operates in Ukraine, amounted to TRY 991.2 million and TRY 7.6 million and foreign exchange losses in Belarusian Telecom, which operates in Belarus, amounted to TRY 294.5 million and TRY 123.6 million in 2014 and 2013, respectively.

VI. Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

We had 34.0 million mobile subscribers in Turkey, including 17.4 million mobile prepaid subscribers, as of December 31, 2015, compared to 34.6 million mobile subscribers in Turkey, with 19.4 million mobile prepaid subscribers, as of December 31, 2014. During 2015, we recorded a decrease of 624 thousand Turkish mobile subscribers.

In the fixed segment, we increased our subscriber base to 1.5 million, of which 899 thousand were fiber customers for the year ended December 31, 2015 from 1.2 million of which 735 thousand were fiber customers for the year ended December 31, 2014.

In Ukraine, we had 13.5 million and 13.9 million registered subscribers as of December 31, 2015 and 2014, respectively. During 2015, we lost approximately 0.4 million Ukrainian registered subscribers although we increased our 3 months active subscribers from 10.3 million to 10.6 million. This was primarily due to successful regional strategy, effective regional tariffs and campaigns.

a. Revenues

Total revenues for the year ended December 31, 2015 increased 6.0% to TRY 12,769.4 million in 2015 from TRY 12,043.6 million in 2014.

Total revenues generated by Turkcell Turkey increased 9.5%, to TRY 11,480.9 million in 2015 from TRY 10,480.2 million in 2014, mainly due to a 38.1% growth in data revenues driven by the increase in mobile broadband and fixed broadband revenues impacted by increased smartphone penetration, higher user numbers and a rise in data consumption; a 38.5% increase in services revenues which was partially offset by a 2.7% decrease in voice revenues.

Postpaid subscriber usage is generally higher than prepaid subscriber. In Turkey, during 2015, we maintained our focus on the postpaid segment, with newly launched campaigns, offers and promotions to switch customers from the prepaid to the postpaid segment. We focus on postpaid subscribers because there is, in general, higher average revenue per postpaid subscriber and a lower churn rate. In 2015, postpaid average revenue per user excluding M2M subscribers was TRY 42.7 whereas prepaid average revenue per user was TRY 12.4. These figures indicate that postpaid average revenue per user is approximately 3.4 times the prepaid average revenue per user. Therefore, the increase in the number of postpaid subscribers has a positive effect on blended average revenue per user.

Total revenues generated by Turkcell International decreased by 24.8%, to TRY 856.1 million in 2015 from TRY 1,137.9 million in 2014 mainly due to currency devaluation in Ukraine and Belarus against the Turkish Lira in 2015 and decline in Turkcell Europe revenues due to change in its business model. The annual growth rates, in terms of local currency, of our major subsidiaries, lifecell and Belarusian Telecom were 10.5% and 6.2% respectively.

Other subsidiaries’ revenues and intersegment eliminations, mainly comprised of our information and entertainment services and call center revenues, grew by 1.6% to TRY 432.4 million in 2015 from TRY 425.5 million in 2014.

b. Direct cost of revenues

Direct cost of revenues, including depreciation and amortization, increased by 5.2% to TRY 7,769.5 million in 2015 from TRY 7,383.9 million in 2014, due to an increase in depreciation and amortization charges, treasury shares and universal funds paid, network related expenses, wages and salaries and other items.

Depreciation and amortization charges (including impairment charges) increased by 1.7%, to TRY 1,667.8 million in 2015 from TRY 1,639.4 million in 2014. The amortization expense for our GSM license and other telecommunication operating licenses was TRY 125.3 million in 2015 and TRY 116.0 million in 2014.

Treasury shares and universal funds paid to the Turkish Treasury and Ministry of Transport, Maritime Affairs and Communications (“Turkish Ministry”) increased 7.4%, to TRY 1,601.2 million in 2015 from TRY 1,491.4 million in 2014 which was mainly due to the increase in mobile revenues.

Interconnection and termination costs increased 0.8% to TRY 1,327.0 million in 2015 from TRY 1,316.6 million in 2014 due to the decrease of interconnection traffic of lifecell and revised operational structure of Turkcell Europe which was partially offset by the increase in off net traffic of Turkey operations.

Transmission costs increased by 6.7% to TRY 113.6 million in 2015 from TRY 106.4 million in 2014. Furthermore, radio costs increased by 9.9%, to TRY 911.5 million in 2015 from TRY 829.7 million in 2014 mainly due to the cumulative investment impact and increased taxes and costs, such as rent and energy.

Wages, salaries and personnel expenses for technical personnel increased 12.0% to TRY 734.7 million in 2015 from TRY 655.7 million in 2014, mainly due to the periodic increase in wages and salaries and the increase in number of personnel.

Roaming expenses increased 17.3%, to TRY 108.1 million in 2015 from TRY 92.2 million in 2014, mainly due to depreciation of the TRY against the EUR and increased traffic.

Billing and archiving costs decreased 11.2% to TRY 73.3 million in 2015 from TRY 82.5 million in 2014, mainly due to the increase in the usage of the electronic and SMS invoices for billing.

Other costs in direct cost of revenues increased 5.3% to TRY 1,232.3 million in 2015 from TRY 1,169.9 million in 2014 mainly due to the increased contribution of our subsidiaries to our revenues, particularly in the fixed broadband, and retail businesses.

As a percentage of revenues, direct cost of revenues decreased 0.5 percentage points to 60.8% in 2015 from 61.3% in 2014, as a result of decreases in interconnection and termination expenses of 0.5 pp and depreciation and amortization expenses of 0.6 pp as opposed to a rise in the operational expenses of certain subsidiaries.

Gross profit margin increased 0.5 percentage points from 38.7% in 2014 to 39.2% in 2015.

c. Administrative expenses

Administrative expenses increased 11.1%, to TRY 625.3 million in 2015 from TRY 562.7 million in 2014, mainly due to an increase in wages and salary expenses arising from periodic increases in such figures, together with the increase in bad debt expenses resulting from the increase in assigned contracted receivables. As a percentage of revenues, general and administrative expenses increased to 4.9% for the year ended December 31, 2015, from 4.7% in 2014.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 13.6%, to TRY 240.3 million in 2015 from TRY 211.6 million in 2014, primarily due to periodic increases in wages and salaries.

Bad debt expenses increased 26.1%, to TRY 196.6 million in 2015 from TRY 155.9 million in 2014, mainly due to the increase in assigned receivables.

We provided an allowance of TRY 816.4 million and TRY 727.7 million for doubtful receivables for the years ended December 31, 2015 and 2014, respectively, depending on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions.

Other administrative expenses, including collection and consulting expenses, decreased 3.5% to TRY 188.4 million in 2015 from TRY 195.2 million in 2014.

d. Selling and marketing expenses

Selling and marketing expenses decreased 3.7%, to TRY 1,901.9 million in 2015 from TRY 1,974.6 million in 2014, primarily due to a decrease in selling expenses and marketing expenses partially offset by an increase in wages and salary expenses. As a percentage of revenues, selling and marketing expenses decreased from 16.4% for the year ended December 31, 2014 to 14.9 % for the year ended December 31, 2015.

Selling expenses, which consist of distributor and dealer commissions and other selling expenses decreased 8.8%, to TRY 783.2 million in 2015 from TRY 858.8 million in 2014, mainly due to value focused approach of our customer acquisition strategy.

Marketing expenses, which consist of advertising, market research and sponsorships expenses decreased 5.0%, to TRY 428.6 million in 2015 from TRY 451.4 million in 2014.

Wages, salaries and personnel expenses for selling and marketing employees increased 6.5%, to TRY 381.6 million in 2015 from TRY 358.3 million in 2014, mainly due to periodic increase in wages and salaries.

Prepaid subscribers’ uncharged frequency usage fee expenses increased 2.8%, to TRY 191.4 million in 2015 from TRY 186.2 million in 2014.

e. Other operating income/(expense)

Other net operating expenses increased to TRY 225.9 million in 2015 from TRY 76.3 million in 2014, mainly due to commercial agreements termination expenses and litigation expenses as explained in Note 34 (Commitments and Contingencies, Legal Proceedings) to our Consolidated Financial Statements in this Form 20-F.

f. Results from operating activities

Results from operating activities increased by 9.8% to TRY 2,246.8 million in 2015 from TRY 2,046.1 million in 2014. As a percentage of revenues, results from operating activities also increased from 17.0% in 2014 to 17.6% in 2015 mainly due to a decrease in direct cost of revenues and selling and marketing expenses as a percentage of revenues.

g. Net finance income/cost

Net finance cost improved to a TRY 43.4 million net expense in 2015 from a TRY 291.6 million net expense in 2014, due to a decrease in finance cost to TRY 799.5 million in 2015 from TRY 1,247.0 million in 2014, which was partially offset by the decrease in finance income to TRY 756.1 million in 2015 from TRY 955.4 million in 2014.

Finance income decreased 20.9% to TRY 756.1 million in 2015 from TRY 955.4 million in 2014, mainly due to a decrease in interest earned on time deposits due to declined cash balance.

Finance cost improved 35.9% to TRY 799.5 million in 2015 from TRY 1,247.0 million in 2014, mainly due to the decrease in net foreign exchange losses from TRY 1,110.8 million in 2014 to TRY 489.3 million in 2015. Net foreign exchange loss decreased mainly due to debt restructuring in lifecell and Belarusian Telecom, foreign exchange losses recognized directly in the foreign currency translation reserves in equity as part of net investment in foreign operation accounting and lower devaluation of the UAH against USD in 2015 compared to 2014 which is partially offset by higher devaluation of the BYR against USD in 2015 compared to 2014. Foreign exchange losses in 2015 and 2014 were mainly attributable to our net foreign exchange position in our foreign operations.

Foreign exchange gains and losses arising from payables to foreign operations as a part of debt restructuring of lifecell and Belarusian Telecom and the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized directly in equity in the foreign currency translation. In 2015, the Company has recognized net foreign exchange losses net of tax amounting to TRY 62.3 and TRY 200.2 resulting from net investment in lifecell and Belarusian Telecom respectively, in foreign currency translation differences in the consolidated financial statements in accordance with accounting policy for net investment in foreign operations.

h. Monetary gain

No monetary gain was recognized in 2015, as hyperinflationary accounting ceased in Belarus starting from January 1, 2015. Monetary gain was TRY 205.1 million in 2014.

i. Share of profit of equity accounted investees

Our share of profit of equity accounted investees increased 77.2% to TRY 367.3 million in 2015 from TRY 207.3 million in 2014, mainly due to a higher net income contribution from Fintur. In 2014, due to non-cash charges in the Fintur financials, stemming from the write-down of operational assets and impairment charges relating to goodwill and fixed assets, our financials were impacted negatively by TRY 116 million on the basis of our 41.45% share in Fintur.

j. Income tax expense

Income tax expense decreased 8.7% to TRY 667.1 million in 2015 from TRY 730.4 million in 2014.

The effective tax rate was 26.0% and 33.7% for the years ended December 31, 2015 and 2014, respectively.

Our domestic tax rate is 20%. Differences between the effective tax rate and our domestic tax rate include, but are not limited to, the effect of allowance for deferred tax assets, tax rates in foreign jurisdictions, dividend income from investment in associates subject to certain tax exemptions (including Fintur), tax-exempt income and non-deductible expenses. The high effective tax rate in 2015 and 2014 is mainly due to the fact that since it is not probable that taxable profit will be available against which the unused tax losses or unused tax credits of lifecell and Belarusian Telecom can be utilized, no deferred tax asset is recognized on any loss incurred in lifecell and Belarusian Telecom.

k. Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated financial statements of operations under “non-controlling interests”. Loss allocated to non-controlling interests amounted to TRY 428.2 million for the year ended December 31, 2014, compared to a TRY 164.1 million for 2015.

Loss allocated to non-controlling interests from lifecell’s net loss amounted to TRY 209.3 million in 2015 and TRY 479.7 million in 2014. In addition, profit allocated to non-controlling interests from net profit generated by Inteltek for the years ended December 31, 2015 and 2014 amounted to approximately TRY 38.4 million and TRY 36.1 million respectively.

l. Profit for the year attributable to equity holders of the Company

Profit for the year attributable to equity holders of the Company increased to TRY 2,067.7 million in 2015 from TRY 1,864.7 million in 2014, mostly due to increase in results from operating activities and share of profit of equity accounted investees, lower foreign exchange losses recorded, which was partially netted off with the decrease in interest income earned on time deposits, rise in interest expense and other expense items.

VII. Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

We had 34.6 million mobile subscribers in Turkey, including 19.4 million prepaid subscribers, as of December 31, 2014, compared to 35.2 million mobile subscribers in Turkey, with 21.2 million prepaid subscribers, as of December 31, 2013. During 2014, we recorded a decrease of 548 thousand Turkish GSM subscribers.

In the fixed segment, we increased our subscriber base to 1.2 million, of which 735 thousand were fiber customers for the year ended December 31, 2014 from 0.8 million of which 570 thousand were fiber customers for the year ended December 31, 2013.

In Ukraine, we had 13.9 million and 12.6 million registered subscribers as of December 31, 2014 and 2013, respectively. During 2014, we gained approximately 1.3 million new Ukrainian GSM subscribers despite losing subscribers in Crimea. This was primarily due to successful regional strategy, effective regional tariffs and campaigns.

a. Revenues

Total revenues for the year ended December 31, 2014 increased 5.6% to TRY 12,043.6 million in 2014 from TRY 11,407.9 million in 2013.

Total revenues generated by Turkcell Turkey increased 5.9%, to TRY 10,480.2 million in 2014 from TRY 9,897.1 million in 2013, mainly due to a 36.7% growth in data revenues driven by the increase in mobile broadband and fixed broadband revenues impacted by increased smartphone penetration, higher user numbers and a rise in data consumption; a 11.6% increase in services revenues which was partially offset by a 1.2% decrease in voice revenues.

Postpaid subscriber usage is generally higher than prepaid subscriber. In Turkey, during 2014, we maintained our focus on the postpaid segment, with newly launched campaigns, offers and promotions to switch customers from the prepaid to the postpaid segment. We focus on postpaid subscribers because there is, in general, higher average revenue per postpaid subscriber and a lower churn rate. In 2014, postpaid average revenue per user excluding M2M users was TRY 41.5 whereas prepaid average revenue per user was TRY 11.6. These figures indicate that postpaid average revenue per user is approximately 3.6 times the prepaid average revenue per user. Therefore, the increase in the number of postpaid subscribers has a positive effect on blended average revenue per user.

Total revenues generated by Turkcell International decreased by 5.9%, to TRY 1,137.9 million in 2014 from TRY 1,209.5 million in 2013 mainly due to currency devaluation in Ukraine and Belarus against the Turkish Lira in 2014 The annual growth rates, in terms of local currency, of our major subsidiaries, lifecell and Belarusian Telecom were 12.7% and 15.6%, respectively.

Other subsidiaries’ revenues and intersegment eliminations, mainly comprised of our information and entertainment services and call center revenues, grew by 41.2% to TRY 425.5 million in 2014 from TRY 301.3 million in 2013.

b. Direct cost of revenues

Direct cost of revenues, including depreciation and amortization, increased 4.5% to TRY 7,383.9 million in 2014 from TRY 7,063.9 million in 2013, due to an increase in treasury shares and universal funds paid, network related expenses, wages and salaries, depreciation expenses and other items.

Treasury shares and universal funds paid to the Turkish Treasury and Ministry of Transport, Maritime Affairs and Communications (“Turkish Ministry”) increased 2.8% to TRY 1,491.4 million in 2014 from TRY 1,450.2 million in 2013, which was lower than the increase in revenues due to the increased contribution of our subsidiaries to revenues.

Transmission costs increased by 13.8% to TRY 106.4 million in 2014 from TRY 93.5 million in 2013. Furthermore, radio costs and expenses increased 9.4% to TRY 829.7 million in 2014 from TRY 758.6 million in 2013, mainly due to the cumulative investment impact and increased taxes and costs, such as rent and energy.

Wages, salaries and personnel expenses for technical personnel increased 4.6% to TRY 655.7 million in 2014 from TRY 626.6 million in 2013, mainly due to the periodic increase in wages and salaries.

Depreciation and amortization charges (including impairment charges) increased 2.8%, to TRY 1,639.4 million in 2014 from TRY 1,594.4 million in 2013, mainly due to the increase in depreciation and amortization charges of Turkcell Turkey companies, which was partially offset with the decrease in the after tax impairment loss for Belarusian Telecom to TRY 34.9 million in 2014 from TRY 61.2 million in 2013. The amortization expense for our GSM license and other telecommunication operating licenses was TRY 116.0 million in 2014 and TRY 124.1 million in 2013.

Roaming expenses increased 15.8%, to TRY 92.2 million in 2014 from TRY 79.6 million in 2013, mainly due to 14.2% depreciation, on average, of the TRY against the EUR, and increased traffic despite the decreasing unit costs.

Interconnection and termination costs decreased 6.1% to TRY 1,316.6 million in 2014 from TRY 1,402.0 million in 2013, due to the impact of interconnection fee cuts effective July 1, 2013, which was partially offset by the increase in off net traffic.

Billing and archiving costs decreased 7.3%, to TRY 82.5 million in 2014 from TRY 89.1 million in 2013, mainly due to the increase in the usage of the electronic and SMS invoices for billing.

Other costs in direct cost of revenues increased 20.6% to TRY 1,169.9 million in 2014 from TRY 969.9 million in 2013, due to the increased contribution of our subsidiaries to our revenues, particularly in the fixed broadband and retail businesses.

As a percentage of revenues, direct cost of revenues decreased 0.6 percentage points to 61.3% in 2014 from 61.9% in 2013, as a result of decreases in interconnection and termination expenses of 1.4 percentage points and depreciation and amortization expenses of 0.4 pp as opposed to a rise in the operational expenses of certain subsidiaries.

Gross profit margin increased 0.6 percentage points from 38.1% in 2013 to 38.7% in 2014.

c. Administrative expenses

Administrative expenses increased 2.3%, to TRY 562.7 million in 2014 from TRY 550.3 million in 2013, mainly due to an increase in wages and salary expenses arising from periodic increases in such figures, together with the increase in bad debt expenses resulting from the increase in assigned contracted receivables. As a percentage of revenues, general and administrative expenses decreased to 4.7% for the year ended December 31, 2014, from 4.8% in 2013.

Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 1.9%, to TRY 211.6 million in 2014 from TRY 207.6 million in 2013, primarily due to periodic increases in wages and salaries, which was partially netted off with the decrease in the number of personnel.

Bad debt expenses increased 1.7%, to TRY 155.9 million in 2014 from TRY 153.4 million in 2013, mainly due to the increase in assigned receivables. We provided an allowance of TRY 727.7 million in 2014 and TRY 691.6 million in 2013 for doubtful receivables, depending on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions.

Other administrative expenses, including collection and consulting expenses increased 3.0% to TRY 195.2 million in 2014 from TRY 189.4 million in 2013.

d. Selling and marketing expenses

Selling and marketing expenses increased 7.1%, to TRY 1,974.6 million in 2014 from TRY 1,843.6 million in 2013, primarily due to an increase in selling expenses, uncharged frequency usage fees for prepaid subscribers and wages and salary expenses, partially offset by a decrease in marketing expenses. As a percentage of revenues, selling and marketing expenses increased from 16.2% for the year ended December 31, 2013 to 16.4% for the year ended December 31, 2014.

Selling expenses, which consist of distributor and dealer commissions and other selling expenses, increased 8.6%, to TRY 858.8 million in 2014 from TRY 790.8 million in 2013, mainly due to an increase in dealer commissions arising from increased postpaid activations.

Prepaid subscribers’ uncharged frequency usage fee expenses increased 23.1%, to TRY 186.2 million in 2014 from TRY 151.3 million in 2013, mainly as a result of the decrease in the total amount charged to subscribers and higher tariffs.

Wages, salaries and personnel expenses for selling and marketing employees increased 8.3%, to TRY 358.3 million in 2014 from TRY 330.9 million in 2013, mainly due to periodic increase in wages and salaries.

Total marketing expenses, which consist of advertising, market research and sponsorships expenses decreased 3.6% to TRY 451.4 million in 2014 from TRY 468.3 million in 2013.

e. Other operating income/(expense)

Other net operating expenses increased to TRY 76.3 million in 2014 from TRY 58.9 million in 2013, mainly due to payments and provisions for the penalties imposed by the ICTA for not complying with the relevant regulations as explained in Note 34 (Commitments and Contingencies, Legal Proceedings), partially offset by the absence of impairment recognized on our investment in T-Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”) and Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”) that existed in 2014 but not 2015, and the proceeds from the sale of A-Tel which is also explained in Note 16 (Investments in Equity Accounted Investees) to our Consolidated Financial Statements in this Form 20-F.

f. Results from operating activities

Results from operating activities increased by 8.2% to TRY 2,046.1 million in 2014 from TRY 1,891.2 million in 2013. As a percentage of revenues, results from operating activities also increased from 16.6% in 2013 to 17.0% in 2014 mainly due to a decrease in direct cost of revenues and administrative expenses as a percentage of revenues.

g. Net finance income/cost

Net finance cost/income deteriorated to a TRY 291.6 million net expense in 2014 from a TRY 555.3 million net income in 2013, due to an increase in finance cost from TRY 204.6 million in 2013 to TRY 1,247.0 million in 2014, which was partially offset by the increase in finance income from TRY 759.9 million in 2013 to TRY 955.4 million in 2014.

Finance income increased 25.7%, to TRY 955.4 million in 2014 from TRY 759.9 million in 2013, mainly due to an increase in interest earned on time deposits and assigned contracted receivables.

Finance cost increased 509.5%, to TRY 1,247.0 million in 2014 from TRY 204.6 million in 2013, mainly due to the increase in foreign exchange losses from TRY 75.6 million in 2013 to TRY 1,110.8 million in 2014. Foreign exchange loss increased mainly due to devaluation of the Ukrainian Hryvnia together with the depreciation of the Belarusian Ruble against the U.S. Dollar in 2014. Foreign exchange losses in 2014 and 2013 were mainly attributable to our net foreign exchange position in our foreign operations.

h. Monetary gain

Monetary gain which we recognize from our Belarusian operations increased 15.9% to TRY 205.1 million in 2014 from TRY 176.9 million in 2013, as a result of an increase in the balance of non-monetary items. The economic environment in Belarus deteriorated significantly starting from the second quarter of 2011 and the three-year cumulative inflation rate exceeded 100% at the end of 2011. As a result, Belarus was considered a hyperinflationary economy. As a consequence, the accounting rules for “Reporting in hyperinflationary economies” are being applied to our Belarusian operations starting from the year ended December 31, 2011. With respect to this, monetary gain is recorded as a result of the effect of general inflation and calculated as the difference resulting from the restatement of non-monetary assets, equity and statement of income items.

The three-year cumulative inflation at the end of 2011 of 153% was primarily influenced by the high inflation experienced in 2011 of 109%. The decrease in the inflation rate in subsequent years led the three-year cumulative rate as of the end of 2014 to decrease to 65%.

i. Share of profit of equity accounted investees

Our share of profit of equity accounted investees decreased 30.3% to TRY 207.3 million in 2014 from TRY 297.3 million in 2013, mainly due to a lower net income contribution from Fintur, mainly due to non-cash charges of $125 million in the Fintur financials, stemming from the write-down of operational assets and impairment charges relating to goodwill and fixed assets. These charges negatively impacted our financials by TRY 116 million on the basis of our 41.45% share in Fintur.

j. Income tax expense

Income tax expense increased 23.5% to TRY 730.4 million in 2014 from TRY 591.4 million in 2013.

The effective tax rate was 33.7% and 20.2% for the years ended December 31, 2014 and 2013, respectively.

Our domestic tax rate is 20%. Differences between the effective tax rate and our domestic tax rate include, but are not limited to, the effect of allowance for deferred tax assets, tax rates in foreign jurisdictions (including Fintur), tax-exempt income and non-deductible expenses. The increase in the effective tax rate in 2014 is mainly due to the fact that since it is not probable that taxable profit will be available against which the unused tax losses or unused tax credits of lifecell and Belarusian Telecom can be utilized, no deferred tax asset is recognized on any loss incurred in lifecell and Belarusian Telecom.

k. Non-controlling interests

Non-controlling interests in the net profit of our consolidated subsidiaries is classified separately in the consolidated financial statements of operations under “non-controlling interests”. Loss allocated to non-controlling interests amounted to TRY 428.2 million for the year ended December 31, 2014, compared to a TRY 3.4 million gain for 2013.

Loss allocated to non-controlling interests from lifecell’s net loss amounted to TRY 479.7 million in 2014 and TRY 27.3 million in 2013. In addition, profit allocated to non-controlling interests from net profit generated by Inteltek for the years ended December 31, 2014 and 2013 amounted to approximately TRY 36.1 million and TRY 26.0 million respectively.

l. Profit for the year attributable to equity holders of the Company

Profit for the year attributable to equity holders of the Company decreased to TRY 1,864.7 million in 2014 from TRY 2,325.9 million in 2013. This was mostly due to deterioration in net finance cost and share of profit of equity accounted investees, which was partially netted off with the increase in results from operating activities and non-controlling interests.

VIII. Effects of Inflation

The annual inflation rates in Turkey were 8.8%, 8.2% and 7.4% for the years ended December 31, 2015, 2014 and 2013, respectively, based on the Turkish consumer price index. An increase in unprocessed food and services inflation in addition to pass through effects from TRY depreciation, pushed inflation higher in 2015. The current inflation target set by the CBRT in its February 18, 2016 Inflation Report is 7.5%, with a 70% confidence interval between 6.1% and 8.9% for 2016. The most recent CBRT expectations survey, dated January 14, 2016, indicates that consumer inflation will be around 8.5% by the end of 2016, which is above the CBRT’s target. Administrative price hikes introduced at the beginning of year and minimum wage increase both attributed to the negative expectations on inflation in 2016, however the drop in energy prices could offset these effects in up to a certain level. For additional information, see “Item 3.A. Selected Financial Data—Exchange Rate Data” and “Item 3.D. Risk Factors”.

Though the inflationary pressures in Belarus improved through 2015, mainly due to BYR devaluation not significantly affecting the food and non-food segments, inflation still remained in double digits at the end of 2015. CPI has been gradually moderating since the second quarter of 2015 and fell to 12% at year end from 17.1% in January 2015 amid the Central Bank’s defensive tight monetary policy. Despite a slowdown in inflation, tight monetary policy is set to continue due to concerns about external imbalances and currency stability. Macroeconomic stability is still fragile due to the country’s reliance on Russia and the Russian economy being challenged by decreasing oil and gas prices. External vulnerability remains a major concern and next year’s financing picture remains challenging due to Russia being the primary source of finance. Given Belarus’ lowest level of foreign currency reserves since 2011 coupled with the high debt repayments due this year and the current account deficit, and the depreciating Russian Ruble, these factors may create further devaluation and thus inflationary pressures.

The fixed exchange rate regime (revised to floating exchange regime in early 2015) and the recession caused a persistent deflation in Ukraine. Ukraine experienced deflation until May 2012 when the political and economic tensions with Russia began to escalate and the rise in inflation continued even after the annexation of Crimea in April 2014. After 21 months of political instability, annual inflation increased to 43.3% in December 2015 from 25% at the end of 2014. Ukraine has also undergone economic and financial reforms due to the requirements of its financial aid package agreement with IMF. The increase in inflation was mainly driven by the services segment of the economy, which doubled due to the IMF agreement on tariff prices hikes while UAH depreciation negatively affected both the food and non-food segments. The inflationary environment is expected to normalize to approximately 15-20% in 2016 due to expected economic recovery and currency stability.

IX. Foreign Currency Fluctuations

We conduct our business in several currencies other than functional currencies of each of our locations. As a result of our exposure to foreign currency, exchange rate fluctuations have a significant impact, in the form of both translation and transaction risks, on our Consolidated Financial Statements.

Exchange rate movements impact our assets and liabilities denominated in currencies other than TRY, Ukrainian Hryvnia (“UAH”), Belarusian Rubles, Euro and Azerbaijani Manat for our operations in Turkey, Ukraine, Belarus, Germany and Azerbaijan, respectively. We hold some of our cash portfolio in foreign currency to manage our non-TRY denominated liabilities in Turkey. Additionally, derivative financial instruments such as forward contracts, swap contracts and options are used.

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

In Ukraine, the only hedging tool seemed to be non-deliverable forwards (“NDF”) which is a cash settled product in U.S. Dollar, a short term forward contract on a non-convertible foreign currency which could not be delivered offshore. However, with the National Bank of Ukraine forbidding any NDF settlement, the already liquidity-thin market has become virtually non-existent. As of December 31, 2015, following military actions, political instability, civil unrest, the return of the currency to free float and economic problems, the Ukrainian Hryvnia depreciated against the U.S. Dollar by 52.2% in 2015.

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

X. Interest Rate Hedging

Monitoring and examining financing opportunities to improve our financial flexibility and performance has been a continuous process for us. Depending on the availability in both domestic and international debt/capital markets, we continuously monitor new financing alternatives for contingency purposes as well as to fund potential new investments or acquisitions. We are exposed to interest rate risk as part of our total debt portfolio is based on floating rates. We also closely monitor various hedging alternatives to hedge our interest rate risk with a minimum cost. In June 2011, we engaged in a forward start collar agreement for some portion of our debt which was due in 2015 and exposed to interest rate risk. The collars hedged variable interest rate risk for the period between 2013 and 2015 which have currently expired.

a. New Accounting Standards Issued

See Note 3 (Significant accounting policies, new standards and interpretations) of our Consolidated Financial Statements in this Form 20-F.

5.B Liquidity and Capital Resources

a. Liquidity

We require significant liquidity to finance capital expenditures for the expansion and improvement of our mobile communications network, for operational capital expenditures, for working capital, and to service our debt obligations. A summary of our consolidated cash flows for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
TRY million
Net cash generated by operating activities	1,901.3	1,990.8	2,210.6
Net cash used in investing activities	(3,830.9)	(1,378.0)	(1,085.5)
Net cash generated by/(used in) financing activities	(4,619.5)	93.0	(230.5)
Net cash increase/ (decrease) in cash and cash equivalents	(6,549.1)	705.8	894.6
Effects of foreign exchange rate fluctuations on cash and cash equivalents	436.0	197.7	235.0

Net cash provided by our operating activities was TRY 1,901.3 million in 2015 and TRY 1,990.8 million in 2014.

The increase in profit amounting to TRY 467 million compared to 2014 has a positive impact on net cash generated by operating activities. We consider the subtotal after the adjustments for profit for the period in order to analyze the increase in cash from operating activities. Since these lines are adjusting in nature, they are to be excluded from net cash from operating activities, as they either do not have any effect on net cash from operating activities or they have an offsetting effect on the changes in working capital. As a result, the trend in cash from operating activities should be correlated with the trend in results from operating activities, income tax expense and dividends received. The corresponding subtotal, after adjustments, increased to TRY 4,127.0 million in 2015 from TRY 3,768.0 million in 2014. Furthermore, the increase in interest paid to TRY 153.5 million in 2015 from TRY 94.1 million in 2014, the increase in the income tax to TRY 751.1 million in 2015 from TRY 699.3 million in 2014 and the increase in change in other current assets had a higher negative impact on cash generated by operating activities which partially offset the change in trade receivables, trade payables and other payables. These changes resulted in a 4.5% decrease in net cash provided by our operating activities.

Net cash used by investing activities increased to TRY 3,830.9 million in 2015 from TRY 1,378.0 million in 2014. The change in net cash used by investing activities is mainly due to the increase in capital expenditures. For the year ended December 31, 2015, we spent approximately TRY 2,135.4 million on acquisition of property, plant and equipment compared to TRY 1,553.6 million in 2014. We also spent approximately TRY 2,461.6 million on acquisition of intangible asset compared to TRY 575.9 million in 2014.

We have used net cash in our financing activities for the year 2015 amounting to TRY 4,619.5 million, whereas we had TRY 93.0 million of net cash generated for 2014. The change is mainly attributable to dividends paid with respect to the years ended December 31, 2010, 2011, 2012, 2013 and 2014. The repayment of loans and borrowings also increased net cash used in our financing activities which partially netted off with the proceeds from issuance of bonds. In 2015, dividend paid amount was TRY 4,025.5 million, compared to TRY 8.2 million in 2014. In addition, we repaid TRY 6,551.0 million of our loans and borrowings in 2015, compared to TRY 4,635.7 million in 2014. The cash generation from the issuance of bonds was TRY 1,439.9 million in 2015.

b. Sources of Liquidity

We had applied to the Capital Markets Board and, on September 15, 2015, obtained its approval of an issuance certificate to issue bonds, commercial paper or any other debentures with an amount up to $1 billion (or its equivalent in another currency) to real and legal persons domiciled outside of Turkey through private placement and/or sales to qualified investors without a public offering. On October 2015, we issued a Eurobond with an aggregate principal amount of $500 million, 10-year maturity, a redemption date of October 10, 2025 and coupon rate of 5.75% based on a 5.95% reoffer yield to qualified investors domiciled outside of Turkey. The bond issuance was completed and the proceeds of the issue were transferred to the Company’s account on October 15, 2015 and the notes are now listed on the official list of the Irish Stock Exchange.

On September 16, 2015, we signed a club loan facility with a group of international banks with a U.S. Dollar tranche in the maximum amount of $500 million and a Euro tranche in the maximum amount of €445 million. The facility has a maturity of five years, with principal amortization during the last three years of the loan. Interest is payable semi-annually. The facility can be drawn down in one or more installments at any time prior to June 30, 2016. The facility is unsecured with an interest rate of three-month LIBOR/EURIBOR +2.0% per annum. As of December 31, 2015 the company has not utilized any amount under this agreement.

On October 23, 2015 we signed a loan agreement package with China Development Bank (“CDB”) for an amount of up to EUR500 million available for two years, to refinance certain of the Group’s existing loans, and for an amount of up to EUR750 million available for three years, to finance certain of our procurement requirements from Chinese suppliers in relation to certain of our infrastructure investments. The total loan package has a final maturity of 10 years, with principal amortization during the last seven years of the loan and will be paid back in equal installments. The annual interest rate of the loan is EURIBOR +2.20%. As of December 31, 2015 an amount of €500 million has been utilized.

Our loans from financial institutions consist of local and international bank borrowings, finance lease obligations with either fixed or floating interest rates. A significant portion of our bank borrowings is utilized to finance our consolidated subsidiaries’ financing needs and acquisition of GSM licenses. All of our loans are denominated in U.S. Dollar, BYR, EUR, HRV or TRY. The floating interest rate is Libor + 2.6% for the loans denominated in U.S. Dollars. The fixed interest rates vary from 18.0% to 28.0% for the loans denominated in U.S. Dollars, from 8.3% to 10.9% for the loans denominated in TRY, from 12.0% to 16.0% for the loans denominated in BYR, from 20.0% to 25.0% for the loans denominated in HRV and the fixed Euro rate is 3.4%. The loans are payable over the period from 2016 to 2025.

The ratio of our loans and borrowings to equity was 29% as of December 31, 2015, compared to 22% as of December 31, 2014. We have been able to maintain our leverage at a satisfactory level and well in line with our targets. For more information, see Note 26 to our Consolidated Financial Statements.

The auction for the 4.5G license was held on August 26, 2015 and the capital expenditure required in connection with our 4.5G build-out is expected to be material. The tender price of the 4.5G license amounting to EUR 1,623.5 million (equivalent to TRY 5,158.7 million as at December 31, 2015) (excluding VAT of 18%) will be paid in four equal installments amounting to EUR 1,655.3 million (equivalent to TRY 5,259.9 million as at 31 December 2015) including interest and excluding VAT of 18%. On October 26, 2015, we made the payment amounting to TRY 1,321.9 million for the original amount of EUR 413.8 million (including interest) as first installment and total VAT amounting to TRY 933.4 million for the original amount of EUR 292.2 million in cash.

We are continuing our efforts to selectively seek out and evaluate new investment opportunities. These opportunities could include the purchase of licenses and acquisitions in markets inside and outside of Turkey.

Under the current assumptions and circumstances, we expect to generate adequate levels of cash to maintain a positive cash position in the future and to have positive cash flow related to our communications and technology activities in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow existing credit facilities and other available credit lines. However, we continue to experience difficult pricing and competitive conditions in our markets, which we expect will continue. In addition, the increase in the volume of assigned contracted receivables may continue to result in higher working capital requirements. The working capital requirements related to terminal financing and bad debt expenses are planned to be managed by our consumer finance company, which commenced operations in 2016. We are also facing increased capital needs to finance our technological and geographic expansion, which may increase our net cash used for investing activities. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

Our cash outflows through 2016 include possible dividend payments, depending on the result of our general assembly meetings, quarterly corporate tax payments, 4.5G licence fee payments, capital expenditures and working capital needs.

We expect that our total operational capital expenditures as a percentage of revenues in 2016 will be around 20%, with increased investments in preparation for the transition of the mobile network to 4.5G, further expansion of the fiber network, and the roll out of lifecell’s 3G+ network.

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

d. General Economic Conditions

Turkey’s growth was 3.4% in the first nine months of 2015 and based on market estimates, growth for 2016 is expected to be around 3.1%, mainly driven by the domestic demand.

e. Dividend Payments

On March 26, 2015, the Ordinary General Assembly of Shareholders approved a dividend distribution for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 amounting to TRY 3,925.0 million (equivalent to $1,535.9 million as of March 26, 2015), which represented 42.5% of net distributable income for the relevant years. The dividend was paid on April 6, April 8 and April 13, 2015 to shareholders, and was funded from cash on hand that we had accrued in light of our inability to receive approvals to pay dividends in prior periods.

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

Internally developed software arising from our R&D works amounted to approximately TRY 123.1 million, TRY 110.4 million and TRY 79.6 million in 2015, 2014 and 2013, respectively. Internally-developed software does not include any costs relating to the research phase.

5.D Trend Information

a. Changing Subscriber Base

The proportion of postpaid subscribers in our subscriber base in Turkey was 49%, 44% and 40% in 2015, 2014 and 2013, respectively, due to our value focus.

The majority of our subscriber base, however, consists of prepaid subscribers. Trends indicate that prepaid subscribers have more control over their usage patterns.

b. Regulations affecting our prices

The ICTA has on several occasions intervened to place caps on the tariffs that we charge in the Turkish market. The ICTA’s intervention in our retail voice and SMS prices, has, and will continue to, negatively affect our ability to design and launch campaigns and offers and, consequently, has had, and will continue to have, a negative impact on our business. The ICTA has also intervened to decrease interconnection rates.

With respect to the interconnection rates that we charge, after a 33% reduction for Turkcell in 2008, the interconnection rates issued by the ICTA on March 25, 2009 for all mobile operators in Turkey provided for a further 29% decrease, on average, among all operators. On February 10, 2010, there was an additional 52% reduction in Turkcell’s interconnection rates. Finally, with the ICTA’s board resolution dated June 17, 2013, our mobile termination rates have been set at TRY 0.0250, a 20% decline from TRY 0.0313. In addition, the ICTA with a board resolution dated April 12, 2013, lowered SMS termination rates for Turkcell from TRY 0.0170 to TRY 0.0043. With its latest decision dated October 22, 2014, the ICTA also set the tariff for MMS termination rates for Turkcell at TRY 0.0086.

With respect to minimum tariffs, with a board resolution dated March 25, 2009, the ICTA set a lower limit solely for Turkcell’s on-net retail tariffs. In 2013, the ICTA linked the mobile termination rates to minimum on-net voice levels with a parameter of 1.7 such that our minimum on-net prices should be set by multiplying the mobile termination rate with the above mentioned parameter of 1.7. As a result, the ICTA increased the minimum tariff to be applied by Turkcell from TRY 0.0313 to TRY 0.0428 for voice and to set the minimum tariff of TRY 0.0073 for SMS, applicable to both tariffs and campaigns. The amendments for tariffs were effective as of July 2013 and for campaigns as of February 2014. These pricing regulations are valid on each and every single voice tariff and campaign, whereas we are obliged to maintain our minimum on-net SMS rate on network base.

With respect to the maximum tariffs, although the Concession Agreement includes a provision regarding only the increase of the maximum tariffs, the ICTA has decreased the maximum tariff since 2007, which has negatively affected our tariff structure. The maximum tariff on mobile voice increased by approximately 6% to TRY 0.439 in 2013 and by approximately 5.4% to 0.4625 as of July 2014, while as of January 2014 the maximum tariff on SMS decreased by 20% to TRY 0.332. A new board decision dated March 18, 2015 was effective as of April 1, 2015; in which maximum tariffs remained the same. Finally, with a board decision dated September 28, 2015 which has been effective as of November 1, 2015; price caps for voice and SMS were remained the same, whereas price caps for some services (e.g. SIM card change, number change etc.) were decreased.

Further cuts in interconnection rates and changes in minimum and maximum tariffs will make us redesign our tariffs and will impact our operational results, depending on pricing trends and marketing strategies in the Turkish mobile communications market. Currently “Mobile Call Termination Market” and “Mobile Access and Call Origination Market” are being analyzed by ICTA. Upon the renewal of market analyses, SMP operators will be determined for the 2016-2019 period.

Given these factors, it is difficult to predict with any degree of certainty the growth and usage patterns of our subscribers and our ability to maintain or increase revenues or profitability. General economic conditions, competitive pressures and the trend in our retail and interconnection pricing have exerted, and will continue to exert, pressure on our financial results.

c. Liquidity

Our activities have traditionally generated a strong positive cash flow. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures, and financing costs and maintain and enhance our network through our operating cash flow and existing credit facilities and other available credit lines. However, we continue to experience difficult pricing and competitive conditions in our markets, which we expect will continue. In addition, the increase in the volume of assigned contracted receivables may continue to result in higher working capital requirements. The working capital requirements related to terminal financing and bad debt expenses are planned to be managed by our consumer finance company, which commenced operations in 2016. We are also facing increased capital needs to finance our technological and geographic expansion, which may increase our net cash used for investing activities. Furthermore, we are likely to increase our debt if we succeed in our bid to acquire Fintur and TeliaSonera’s direct stake in Kcell. These pressures have reduced, and may continue to reduce, our liquidity and may lead to an increase in borrowing needs and net cash used by financing activities.

We expect that our total operational capital expenditures as a percentage of revenues in 2016 will be around 20%, with increased investments in preparation for the transition of the mobile network to 4.5G, further expansion of the fiber network, and the roll out of lifecell’s 3G network.

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

We routinely enter into operating leases for property in the normal course of business. The future minimum operating lease payments under non-cancellable leases amount to TRY 377.0 million in 2015 and TRY 264.8 million in 2014.

a. Contingent Liabilities

The following table illustrates our major contingent liabilities as of December 31, 2015.

		Amount of contingent liability expiration per period— Remaining commitment
	Total amount committed	At December 31, 2015	Indefinite*	Less than one year	1-3 years	3-5 years	Over 5 years
TRY million
Bank Letters of Guarantee	803.8	803.8	591.0	129.1	27.2	2.2	54.3

*	Bank letters of guarantee are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.

As of December 31, 2015, we are contingently liable in respect of bank letters of guarantee obtained from banks and given to custom authorities, private companies and other public organizations amounting to TRY 803.8 million. We also provided guarantees to private companies amounting to TRY153.8 million and provided restricted cash amounting to TRY 349.2 million deposited at a local bank as guarantees in connection with the loans utilized by lifecell.

See “Item 5.B. Liquidity and Capital Resources—Sources of Liquidity”.

5.F Tabular Disclosure of Contractual Obligations

The following tables illustrate our major contractual and commercial obligations and commitments as of December 31, 2015.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(TRY million)
Loans and borrowings (*)	5,370.2	742.7	854.6	658.5	3,114.4
Finance lease obligations	49.0	6.6	10.6	10.6	21.2
Payable in relation to the acquisition of Belarusian Telecom	290.8	—	—	290.8	—
Operating leases	377.0	163.5	127.9	78.1	7.5
Total Contractual Cash Obligations	6,087.0	912.8	993.1	1,038.0	3,143.1

*	Includes undiscounted interest and excludes finance lease obligations.

	Amount of Commitment
Other Commercial Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(TRY million)
Purchase obligations	2,752.1	1,769.8	945.6	36.7	—

As at December 31, 2015, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to TRY 2,752.1 million.

5.G Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

I. Board Members

Under the Turkish Commercial Code and our Articles of Association, the Board of Directors is responsible for our management. Our Articles of Association mandates a Board of Directors containing seven members.

Members of our Board of Directors are generally appointed for a term of three years. However, as the General Assembly could not convene due to a lack of quorum for meetings, in a series of resolutions in 2013, the CMB appointed new members to our Board, who shall remain members until new members are elected by the General Assembly or until the CMB announces a new resolution. The CMB stepped in based on its statutory authority to take actions ex officio where publicly held companies whose shares are traded on the exchange fail to comply with corporate governance principles partially or completely. The CMB with its resolution dated March 11, 2013, announced the replacement of Mehmet Bulent Ergin, Tero Erkki Kivisaari and Oleg Adolfovich Malis on our Board of Directors with three new members, Atilla Koc, Mehmet Hilmi Guler and Ahmet Akca, who serve as “independent board members” according to article 17/2 of the Capital Markets Law No. 6362. The CMB with its resolutions dated August 15, 2013 and September 13, 2013 announced the appointment of Mehmet Bostan, Bekir Pakdemirli, Jan Erik Rudberg and Erik Belfrage, as board members who satisfy the independence criteria. The latter two members were chosen from the independent nominees list submitted by TeliaSonera. They were appointed by the CMB pursuant to sub-paragraph (k) of the first paragraph of article 128 of Capital Markets Law No. 6362, in place of members of our Board of Directors who were elected at the general assembly meeting on April 29, 2010 for a duty period of three years and whose duty periods have expired and whose successors could not be elected at the general assembly meetings.

As of March 10, 2016, our Board of Directors had the following members:

Name	Date appointed to the Board of Directors by Capital Markets Board resolution

Ahmet Akca (Chairman)	March 11, 2013
Atilla Koc	March 11, 2013
Bekir Pakdemirli	August 15, 2013
Erik Belfrage	September 13, 2013
Jan Erik Rudberg	September 13, 2013
Mehmet Bostan	August 15, 2013
Mehmet Hilmi Guler	March 11, 2013

II. Executive Officers

We are managed on a day-to-day basis by the Corporate Executive Team with the guidance of the Board of Directors. Officers do not have fixed terms of office. The following table sets forth the name and office of each member of our Corporate Executive Team as of March 10, 2016.

Name	Office

Kaan Terzioglu	Chief Executive Officer
Serhat Demir	Executive Vice President—Legal and Regulation
Murat Dogan Erden	Executive Vice President—Finance
Murat Erkan	Executive Vice President—Sales
Ilker Kuruoz	Executive Vice President—Technology
Seyfettin Saglam	Executive Vice President—Business Support
Ilter Terzioglu	Executive Vice President—Strategy
Dogus Kuran	Senior Vice President—Customer Services
Ismail Butun	Senior Vice President—Retail Sales
Tugrul Cora	Senior Vice President—Corporate Sales
Serkan Ozturk	Senior Vice President—ICT
Gediz Sezgin	Senior Vice President—Network Technologies
Banu Isci Sezen	Senior Vice President—Turkcell Academy

III. Biographies

a. Current Board Members

Ahmet Akca1, born in 1956, was appointed to the Board of Directors by Capital Markets Board decision. He also acts as the president of Turkcell’s Audit Committee. From 1980 to 1988, Mr. Akca served as a Foreign Trade Manager in the glass and food industry. In 1988, he became CEO of an International Trading Company, a position he held until 1992. He later started his own business, which he still runs. Mr. Akca is the founder and Chairman of the Board of Directors of the logistics company Akca Lojistik Hizmetleri ve Ticaret A.S. He was a member of the Committee of Trustees in January 2010, at the time of the Bezmialem Vakif University establishment, and has been serving as the Chairman of the Committee of Trustees since November 2011. After studying mathematics at Middle East Technical University and sociology at Istanbul University for a certain period, Mr. Akca graduated from the Bursa Economics and Commercial Sciences Academy’s Department of Economics.

Atilla Koc1, born in 1946, was appointed to the Board of Directors by Capital Markets Board decision. He also serves as a member of the Audit Committee of Turkcell’s Board of Directors. Having working as an Undersecretary at the Ministry of Interior and as the Chief of Police in Konya, he served as the District Governor of the Ulubey, Nusaybin and Bayindir districts, and as the Governor of Siirt and Giresun provinces. He has also been the Prime Minister’s Undersecretary, the General Secretary of Ankara Metropolitan Municipality, and the Central Governor. Then, Mr. Koc served as AKP Aydin deputy in 22nd and 23rd period of Grand National Assembly of Turkey and the Minister of Culture and Tourism in the 59th Government. Mr. Koc graduated from Ankara University’s Faculty of Political Science.

Mehmet Hilmi Guler1, born in 1949, was appointed to the Board of Directors by Capital Markets Board decision. He also serves as a member of the Audit Committee of Turkcell’s Board of Directors. He formerly worked as a Project Engineer and Group Chairman at TUSAS Aerospace Industries. He also served as Vice President and Board Member of the Scientific and Technological Research Council of Turkey (TUBITAK), as Chairman and General Manager of the Machines and Chemical Industries Board (MKEK), as the General Manager and Chairman of Etibank, as the Chief Undersecretary to the Prime Minister, and as Board Member and Executive Director at ERDEMIR and IGDAS. Mr. Guler also served as Minister of Energy and Natural Resources in the 58th, 59th and 60th Governments. Mr. Guler graduated from Middle East Technical University’s Department of Metallurgical and Materials Engineering where he obtained his Master’s and Doctorate degrees.

Mehmet Bostan2, born in 1971, was appointed to the Board of Directors by Capital Markets Board decision. He serves as the Chairman of the Board of Directors of Turkcell Global Bilgi since 2014 and Turkcell Global Odeme Sistemleri since 2015. Mr. Bostan formerly worked as Senior Relationship Manager at BNP Ak Dresdner Bank A.S., Manager at TSKB, Chief Turkey Representative of Dresdner Bank AG and Deputy General Manager at Gunes Sigorta. He has served as as the General Manager and Board Member of Vakif Emeklilik since 2010. He is a Board Member of the Pension Monitoring Center and Turkish Tennis Federation. Mr. Bostan graduated from International Relations, from the Faculty of Economics, at Istanbul University. He holds an MBA from Bilgi University.

Bekir Pakdemirli2, born in 1973, was appointed to the Board of Directors by Capital Markets Board decision. Over the past 10 years, Mr. Pakdemirli has worked as Regional Manager for the Middle East of a multinational company, General Manager of a ceramic company in Izmir and General Manager of a publicly-listed food company. Currently, he is Business Development Manager of the company McCain, and provides consultancy services on management, finance, efficiency and restructuring to corporations. Mr. Pakdemirli is a Board Member of Tarkem, historical Kemeralti Inc., a Member of Board of Trustess of the Anatolia Foundation for Autism and a member of the Capital Market Investors Association. Mr. Pakdemirli presents a weekly economic program on Ege TV. Mr. Pakdemirli is an amateur captain, amateur pilot and amateur radio operator. After graduating from Bilkent University, Faculty of Business Administration, he completed his Master’s degree in Management at Baskent University. Currently, Mr. Pakdemirli is working towards his PhD degree in Economics at Celal Bayar University.

Jan Erik Rudberg3, born in 1945, was appointed to the Board of Directors by Capital Markets Board decision. He is currently Chairman of the Board of Directors of Kcell JSC (Independent Director) and the Chairman of the Board of Directors of Hogia AB. Since 2010, Mr. Rudberg is also a member of the Board of Directors of OJSC Megafon (Independent Director). Between 1994 and 2003, he held various executive positions at Telia AB after having served as the Chief Executive Officer of Tele2 AB, Executive Vice President of Nordbanken AB, Chief Executive Officer of Enator AB, as well the Chief Executive Officer of Ericsson Information Systems Sweden AB and holding several managerial positions at IBM. Mr. Rudberg has a degree in Economics and Business Administration from the Gothenburg School of Economics.

Erik Belfrage3, born in 1946, was appointed to the Board of Directors by Capital Markets Board decision. In the 70’s and 80’s, Mr. Belfrage worked as a Swedish diplomat in Geneva, Washington, Bucharest, Beirut, and in Paris. Since 1987, he has served as Senior Vice President at SEB, and as an advisor to Dr. Peter Wallenberg, an advisor to the Chairman at the companies Investor AB Jacob Wallenberg and SEB Marcus Wallenberg. In 2012 Mr. Belfrage set up a consultancy, Consilio International AB, where he also is the Chairman. The firm advises large Nordic corporates. Currently, Mr. Belfrage is chairman of several boards. He holds an MBA from the Stockholm School of Economics.

[1]	Appointed by the Capital Markets Board as “independent board member” pursuant to Article 17, paragraph two, of Capital Markets Law No. 6362 on March 11, 2013.
[2]	The board members who satisfy independency criteria were appointed by the Capital Markets Board pursuant to sub-paragraph (k) of the first paragraph of Article 128 of Capital Markets Law No. 6362 on August 15, 2013.
[3]	The board members who satisfy independency criteria were appointed by the Capital Markets Board pursuant to sub-paragraph (k) of the first paragraph of Article 128 of Capital Markets Law No. 6362 on September 13, 2013.

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

c. Executive Officers

Kaan Terzioglu, born in 1968, was appointed as Turkcell’s Chief Executive Officer on April 1, 2015. He began his professional life in 1990 as an Independent Auditor and CPA at Arthur Andersen Turkey. In 1992, Mr. Terzioglu joined Arthur Andersen USA as the IT Strategies and Security Specialist, and in 1994, began working at Arthur Andersen Belgium as the Leader of Information Management and Digital Strategy Services. In 1998, he was appointed Vice President of Consultancy Services Turkey Operations. Between 1999 and 2012, he served as the Team Leader of E-Commerce Strategies for the EMEA region, Sales Director of Advanced Technologies for the EMEA region, Managing Director of Technology Marketing Organization for the EMEA region, and the Vice President of Central and Eastern Europe at Cisco Systems Brussels branch, respectively. Between April 3, 2012 and April 1, 2015, Mr. Terzioglu was a Member of the Board of Directors at Akbank, Aksigorta A.S., Teknosa Ic ve Dis Ticaret A.S. and Carrefoursa A.S. Kaan Terzioğlu graduated from the Department of Business Administration at Bogazici University.

Serhat Demir, born in 1974, joined Turkcell as the Executive Vice President of the Legal and Regulation Function in May 2015. Mr. Demir started his career in 1997 at Dun & Bradstreet’s Turkey office. He worked in Legal Advisory at Yildiz Holding between 2003 and 2007 and became Legal Advisor of Çalik Holding in 2007. Between 2009 and 2015, he served as Director of Legal Affairs at Çalik Holding, and at the same time, as a board member at various group companies operating in the holding, telecom and finance sectors. Serhat Demir graduated from the Faculty of Law at Istanbul University.

Murat Dogan Erden, born in 1969, started his career at the Treasury and Capital Markets Department of Bankers Trust Turkey. He joined Turkcell as the Director of Treasury and Risk Management in 2001. Since 2006, Mr. Erden has served as a Member of the Board of Directors of Turkcell Group companies and continues his Board of Directors activities. Mr. Erden is a graduate of Istanbul High School and the Department of Economics at Boğaziçi University and received his MBA degree from San Diego State University in 1995. He completed the Wharton Executive Development Program and holds certificates in Mergers and Acquisitions and Strategic Finance and Derivatives from similar international institutions.

Murat Erkan, born in 1969, joined Turkcell Group in June 2008 as the General Manager of Turkcell Superonline and as of December 1, 2015, he was appointed Executive Vice President of Sales. Prior to this position he had served as the Senior Vice President of Retail and Active Sales and Senior Vice President of Home and Consumer Business, respectively. Mr. Erkan who started his professional life at Toshiba, became an Application Engineer at Biltam Mühendislik and then became the first “System Engineer” of Turkey at Cisco Turkey. He served as Chief Officer at Cisco Systems in charge of technology, sales, business development and channel management for ten years. Prior to his position at Turkcell Superonline, Mr. Erkan had been the Business Unit Manager at Aneltech working on solutions related to Telecommunication, Mobile, ICT, the defense industry and industrial products sectors since 2006. Murat Erkan graduated from the Yildiz Technical University Electronics and Telecommunication Engineering Department. He completed the Strategic Marketing Program at Harvard Business School in 2010.

Ilker Kuruoz, born in 1970, joined Turkcell as Services and Product Development Division Head in 2006. He has been serving as the Executive Vice President of Technology since December 2013. Previously, he was the Chief Information and Communication Technologies Officer of Turkcell. Ilker Kuruoz started his professional life in 1994 at ABT. He then worked at NCR as a System Consultant, at Garanti Teknoloji as a Division Manager and in Accenture as Senior Manager. Ilker Kuruoz graduated from Bilkent University in Computer Engineering and Information Sciences and received a Master’s Degree from the same university.

Seyfettin Saglam, born in 1971, joined Turkcell as Chief Group Human Resources Officer in July 2014. He was appointed Executive Vice President of Business Support Officer in April 2015. He began his career in MSC Consulting Inc. in 1998. He worked as an HR professional at Tekstilbank and as the Human Resources Group Manager at Yildiz Holding, responsible for Packaging, IT, Finance and Retail Groups. He served as the Assistant General Manager of T.C. Ziraat Bankasi. Subsequently, he was appointed Vice Chairman and Member of the Executive Committee at Rixos Hotels and Sembol Construction Inc. Mr. Saglam served as an Executive Vice President of Borsa İstanbul. He graduated from the Department of Sociology at Middle East Technical University. He received a Master’s degree from the Marmara University Business Administration Department in International Quality Management. He completed the HR Management and Leadership Programs at INSEAD.

Ilter Terzioglu, born in 1966, was appointed as the Executive Vice President of Strategy in October 2015. He had worked for Ericsson Turkey as the Assistant General Manager responsible for Turkcell between 1994 and 2002 and joined Turkcell as Business Strategies, Regulation and Risk Consolidation Division Head in 2003. Previously, he served as Senior Vice President of International Business under the Strategy Function. He has also undertaken the roles of acting Chief of International Business, Chief Strategic Projects Officer and Chief Network Operations Officer at Turkcell. Prior to joining Turkcell, he had worked as Assistant General Manager at Turkcell Group companies, including Show TV and Superonline. He graduated from the Department of Econometrics at Istanbul University

Dogus Kuran, born in 1973, joined Turkcell as Senior Vice President of Customer Services Function as of October 1, 2015. He had begun his career at Alcatel-Teletas. After holding executive positions in sales, business development and internet solutions consultancy within Cisco Systems and Microsoft Turkey organizations, he served as Chief Sales and Operations Officer at Ericsson Turkey. Prior to his position in Turkcell, he worked as a partner at the Accenture Turkey Office responsible for the telecommunication, media and technology sectors. Mr. Kuran graduated from the Istanbul Technical University, Electrical and Electronics Engineering department in 1995. He received his Master’s degree in Management Engineering from Portland State University in 1997.

Ismail Butun, born in 1973, joined Turkcell as Senior Vice President of Retail Sales on January 2016. Mr. Bütün started his career at the Çuhadaroğlu Holding Moscow office. Between 1997 and 2000, Mr. Butun worked at Enka Group Foreign Trade department in Moscow as Sales and Business Development Manager. Starting from 2000, he worked at Nestle as CPW Turkey Country Manager, Central Asia Marketing Director in Uzbekistan and Turkey National Chain Stores Sales Manager. After 2011, he served at Nestle’s Global Headquarters in Switzerland, first as Business Excellence Manager at the Global Customer and Sales Management department and then as Marketing Manager at the Beverages Strategic Business unit. Most recently, Mr. Butun was the General Manager of Nestle Turkey Beverages Group and also served as a Board Member. Ismail Butun, graduated from the Bogaziçi University Business Administration department in 1996.

Tugrul Cora, born in 1969, was appointed as the Senior Vice President of the Corporate Sales Function in July of 2015. He joined the company in 2010, he served as the Director of Medium Business Management, and subsequently as the Director of Strategic and Major Accounts Management. Mr. Cora began his career at Aselsan, later holding various sales and management positions at Digital Equipment Turkey, Compaq Computer and Hewlett-Packard, then serving as the CEO of Millenicom Telecommunications between the years of 2004 and 2010. He graduated from the Faculty of Electrical and Electronic Engineering at Middle East Technical University in 1991. He received his MBA from Virginia Polytechnic Institute and State University in 1993.

Serkan Ozturk, born in 1976, was appointed as the Senior Vice President of Information and Communication Technologies under the Technology Function in September of 2015. He joined Turkcell as Project Manager in 2000. Previously, he worked as project supervisor and manager at the Turkcell Project Management office between 2000 and 2009. He served as Chief Information Technologies Officer in lifecell between 2009 and 2010 and in Turkcell Superonline between 2010 and 2011. Prior his to his recent appointment, he has been serving as director of Customer Relations Management and Business Intelligence Solutions (CRM and BIS). Serkan Ozturk graduated from Middle East Technical University Electrical and Electronics Engineering department. He received his MBA degree from Istanbul University.

Gediz Sezgin, born in 1966, was appointed as the Senior Vice President of Network Technologies in October 2015. He joined Turkcell joined Turkcell as Network Engineer in 1995. Previously, he was Senior Vice President of Information and Communication Technologies, Chief Information and Communication Technologies Officer, Director of Application

Operations, Director of Service Network under the ICT Function and held various executive positions in the Technology Function. Mr. Sezgin started his career at Alcatel Teletas in 1991. He graduated from Istanbul Technical University in Electronics and Communication Engineering and received his Master’s degree from the same university.

Banu Isci Sezen, born in 1972, was appointed as the Senior Vice President of Turkcell Academy in April 2015. Ms. Sezen joined Turkcell Human Resources in 2003. Previously, she was Chief Turkcell Group Human Resources Officer, Director of Turkcell Academy and held various executive positions in Turkcell. She led the restructuring of Turkcell Academy as a “Corporate University” in 2005. Before joining Turkcell, she worked at Izmir Mercantile Exchange Futures and Options, Garanti Bank, Humanitas Dogus and Baris Insurance in managerial positions. She is a graduate of Counseling and Psychological Guidance Department at Bogazici University.

6.B Compensation

The compensation paid to members of the Board of Directors for their service on the Board is approved by the shareholders at General Assemblies. In accordance with the Company’s corporate governance practices, the Board, although it has no final authority on remuneration, upon the recommendation of the Compensation Committee may decide on a proposal to the General Assembly as to whether Board members will be remunerated, and if such is the case, the form and amount of compensation to be paid to the Board members. At our Annual General Assembly held on April 29, 2010, it was decided that our Chairman would receive a net sum of €250,000 per year and each Board member would receive a net sum of €100,000 per year for the period of their service, effective February 25, 2010.

For the year ended December 31, 2015, we provided, paid and accrued an aggregate of approximately TRY 66.9 million to our executive officers and members of the Board of Directors including: indemnities, salaries, bonuses and other benefits. There was no deferred or contingent compensation accrued for the year payable to executive officers and members of the Board of Directors other than that already included in the TRY 66.9 million. Furthermore, we do not maintain any profit sharing, pension or similar plans. We have Directors, and Officers, Liability Insurance that covers our directors and officers from liabilities that arise in connection with performing their duties and our liabilities in connection with our directors’ and officers’ performance of their duties. The coverage amount is $400 million, and there are a number of insurers, each covering a different layer of the policy. The Directors and Officers Liability insurance is London based, but it is provided through Mapfre Genel Sigorta A.S., an insurance company in Turkey. The policy will expire on September 2, 2016, and we will consider renewing its insurance limit based on the terms and conditions offered.

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

Committees of the Board of Directors

a. The Audit Committee

We are required under Turkish laws and regulations, U.S. securities laws and regulations and the rules of the New York Stock Exchange (“NYSE”) to have an Audit Committee of the Board of Directors appointed from among the independent members of the Board of Directors. Our Audit Committee currently has three members: Mr. Ahmet Akca, Mr. Mehmet Hilmi Guler and Mr. Atilla Koc. All of the members are considered independent under the U.S. Sarbanes-Oxley Act of 2002, the rules promulgated thereunder by the U.S. Securities and Exchange Commission, the applicable rules of the NYSE and the CMB Corporate Governance Principles. Mr. Ahmet Akca, Mr. Mehmet Hilmi Guler and Mr. Atilla Koc are relying on Rule 10A-3(b)(1)(iv)(B).

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

b. The Corporate Governance Committee

The Corporate Governance Committee, based on the CMB’s corporate governance principles, mainly assists the Board of Directors with the development and implementation of our corporate governance principles and presents if needed to the Board of Directors remedial proposals to that end. Duties and working principles of the Corporate Governance Committee are determined within the framework of the regulations, provisions and principles in the Turkish Commercial Code, Capital Market Law, Articles of Association of the Company and Capital Market Board’s “Corporate Governance Principles”. In the relations between the Company and our shareholders, the Committee assists the board. To that end, it oversees the investor relations activities.

The current members are Mr. Mehmet Hilmi Guler, Mr. Mehmet Bostan, Mr. Bekir Pakdemirli and Mr. Nihat Narin our Investor Relations and Business Development Director who is ex officio member of the committee in conformity with the relevant CMB communiqué. Mr. Guler is the Chairman of the Corporate Governance Committee.

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

On January 28, 2016 the Board has adopted new charters relating to all of the above mentioned committees.

6.D Employees

From our formation in 1993, we have grown from approximately 90 employees to 16,649 employees (disabled employees working at home are not included in the number of total employees) as of December 31, 2015. Due to our customer growth and the increasing need for competent employees, we focus on the quality of our recruitment. The following table sets forth the number of employees by activity employed by us at December 31, 2015, 2014 and 2013.

	2015	2014	2013
Turkcell
Board of Directors Office[1]	14	—	—
Group Internal Audit	41	19	24
CEO Office	13	9	10
Legal & Regulation[2]	92	92	—
Corporate Communications[3]	38	—	41
Turkcell Academy[4]	50	—	—
Business Support[5]	336	—	—
Finance	233	298	313
Strategy[6]	28	—	—
Customer Services[7]	95	—	—
Marketing[8]	270	—	—
Sales[9]	1,091	—	—
Technology Group[10]	1,550	—	—
International Business	—	11	11
Consumer Sales	—	331	318
Consumer Marketing	—	252	235
Corporate Business	—	798	795
Information & Communication Technologies	—	596	589
Network Technologies	—	643	649
Products & Services	—	65	47
Group Human Resources	—	194	202
Group Strategy & Strategic Planning	—	5	—
Investor Relations	—	6	—
Legal Affairs	—	—	39
Regulation Strategies & Wholesale Business	—	—	43
Subtotal	3,851	3,319	3,316
Subsidiaries
Turkcell Global Bilgi	9,179	7,880	6,549
lifecell LLC	1,037	1,108	1,131
Belarusian Telecom	355	419	520
Global Bilgi LLC	836	798	801
Turkcell Superonline[11]	26	670	615
Turkcell Teknoloji	712	766	754
Kibris Telekom	208	168	169
Others[12]	445	502	460
Subtotal	12,798	12,311	10,999

Total	16,649	15,630	14,315

[1]	As of June 2015, Board of Directors function is organized to consolidate Board of Directors support tasks.
[2]	As of January 2014, Regulation Strategies and Wholesale Business and Legal Affairs have been merged under the Regulation & Legal function.
[3]	As of June 2015, Corporate Communications function reports directly to the Chief Executive Officer.
[4]	As of August 2015, Turkcell Academy directly reports to the Chief Executive Officer.
[5]	As of August 2015, Group Human Resources is structured as Business Support function.
[6]	As of November 2015, Group Strategy & Strategic Planning, Investor Relations are positioned under Strategy function.
[7]	As of August 2015, customer and product experiences functions are consolidated under Customer Services function.
[8]	As of August 2015, Consumer and Corporate Business functions are transformed into Sales, Marketing and Customer Services functions.
[9]	As of August 2015, Consumer and Corporate Business functions are transformed into Sales, Marketing and Customer Services functions.
[10]	As of January 2014, the Technology Group function has been established and Information & Communication Technologies, Network Technologies, Products & Services, and Global Tower functions report directly to the Chief Technology Officer.
[11]	As of August 2015, main functions of Turkcell Superonline such as Sales, Marketing, Network and Technology are centralized under Turkcell related functions.
[12]	Others include the following subsidiaries: Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S., Global Tower, Ukrtower, Azerinteltek and Turkcell Satis ve Dagitim A.S., Turkcell Odeme Hizmetleri and Lifetech.

We remain confident that high levels of subscriber satisfaction will be possible with continued investment in our people. To that end we continue to strive to attract the best talent in the market.

We are able to recruit highly qualified employees due to our leader position in the Turkish mobile communication market and our strong corporate identity. Stringent hiring and training standards have resulted in a professional organization with high-caliber employees within a challenging workplace.

With regard to employee compensation and benefits, the major principles of our policy are to preserve internal equity and external competitiveness and reflect individual performance in compensation packages.

Significant factors involved in the process of determining compensation and benefits for our employees are our grading structure (based on the Hay Grading system), market movement data and individual performance. We make salary adjustments once yearly. Principal factors in salary adjustments are market movements and economic indicators (e.g., the rate of inflation). We pay performance bonuses quarterly to sales employees and annually to all other employees in accordance with individual and company performance results. Our performance evaluation system evaluates the whole year performance of our employees through target setting-based on strategic objectives and 360-degree evaluation. Benefits packages are designed in line with the local market practice and linked to grade bands/levels where the benefits package improves as the grade band/level increases. We run a flexible benefits plan that allows our employees to select from a pool of choices that suit them such as several shopping and travel vouchers, allowance for children and payment to the Defined Contribution Plan (the “DCP”). The DCP is a voluntary pension system in which we and the employee make equal contributions. After a vesting period of three years, the employee gets ownership of the contribution we made. The DCP covers all employees who have been working with us for a minimum of six months. As of 2016, a long-term incentive plan will be offered to the management of Turkcell and group companies. The long-term incentive plan is subject to company performance measures and linked to our share price performance.

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

6.E Share Ownership

Based on reporting made to us in March 2016, we believe that the aggregate amount of shares owned by our Board members and senior officers at such time was 6,650 ordinary shares. No individual Board member or senior officer owned 1% or more of our outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

The following table sets forth our major shareholders’ ordinary share ownership representing approximately 64.12% of our company’s capital. This information is current as of March 10, 2016, based on the Company’s official share book. Our shareholders do not have different voting rights.

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

As of March 10, 2016, Turkcell had 65,691,198 ADRs outstanding held by 49 registered ADR holders. To the best of our knowledge, as of December 31, 2015, in accordance with the loan agreements signed between our shareholders and various banks, 0.05% of shares having a nominal value of TRY 995,509.429 have been pledged by our shareholders as security in favor of such banks.

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

7.B Related Party Transactions

We have entered into agreements with our executive officers and with several of our current and former shareholders or affiliates of shareholders. We believe that all of such agreements are on terms that are comparable to those that would be available in transactions with unrelated parties. Our policy is to seek price quotes for services and goods we purchase and select the most favorable price. Additionally, our Board has adopted the “Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities” to be applied by the relevant employees within the company and its group companies on November 22, 2014. For a discussion of our Related Party Transactions for fiscal year 2015, see Note 35 to our Consolidated Financial Statements.

7.C Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

Audited Consolidated Financial Statements as of December 31, 2015 and 2014 and 2013, and for each of the years in the three-year period ended December 31, 2015, are included in “Item 18. Financial Statements”.

Our Company’s Board of Directors decided to appoint Basaran Nas Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (PricewaterhouseCoopers) as the independent audit firm to audit our accounts and operations for the year 2016. The decision will be submitted to the approval of our shareholders at the next Annual General Assembly Meeting of our Company.

I. Legal Proceedings

For a discussion of the various claims and legal actions in which we are involved, see Note 34 (Commitments and Contingencies) to our Consolidated Financial Statements in this Form 20-F.

II. Dividend Policy

On March 26, 2015, the Ordinary General Assembly of Shareholders approved a dividend distribution for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 amounting to TRY 3,925.0 million (equivalent to $1,535.9 million as of March 26, 2015), which represented 42.5% of distributable net income for the relevant years. The dividend was paid on April 6, April 8 and April 13, 2015 to shareholders, and was funded from cash on hand that we had accrued in light of our inability to receive approvals to pay dividends in prior periods.

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

In order to comply with the Capital Markets Board’s Communiqué on Dividends II-19.1 dated January 23, 2014, the Turkcell Board of Directors amended its dividend distribution policy proposal in February 2014, as stated below, which was approved by the Ordinary General Assembly held on March 26, 2015:

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

The table below sets forth, for the periods indicated, the reported high and low closing quotations (as extracted from Bloomberg) on the NYSE and the Borsa Istanbul. All quotations have been adjusted to take into account all dividends we have issued in the form of shares and cash.

	New York Stock Exchange ($ per ADS)		Borsa Istanbul (TRY per Ordinary Share)
	High	Low	High	Low
Annual information for the past five years
2015	14.35	8.38	13.55	9.90
2014	14.42	10.48	12.81	9.36
2013	15.43	11.25	11.07	8.86
2012	14.02	9.41	10.07	7.03
2011	15.40	9.00	9.51	6.39
Quarterly information for the past two years 2015
First Quarter	14.35	10.21	13.55	10.81
Second Quarter	12.02	10.53	12.65	11.15
Third Quarter	11.90	8.68	12.70	10.55
Fourth Quarter	10.66	8.38	12.20	9.90
Quarterly information for the past two years 2014
First Quarter	11.96	10.48	10.38	9.36
Second Quarter	13.84	11.73	11.72	9.99
Third Quarter	14.42	11.27	12.16	10.25
Fourth Quarter	14.30	11.17	12.81	10.16
Monthly information for most recent six months
October 2015	10.06	8.62	11.80	10.50
November 2015	10.66	9.52	12.20	11.10
December 2015	9.65	8.38	11.13	9.90
January 2016	8.86	7.86	10.52	9.42
February 2016	9.42	8.94	11.20	10.44
March 2016 (as of March 10, 2016)	10.09	9.40	11.84	11.08

Fluctuations in the exchange rate between the Turkish Lira and the U.S. Dollar will affect any comparisons of ordinary share prices and ADS prices.

On March 10, 2016, the closing price per ordinary share on the Borsa Istanbul was TRY 11.58 and per ADS on the NYSE was $9.99. The Depositary confirmed that we had 66,963,834 ADRs outstanding as of the close of business on December 31, 2015. We had 65,691,198 ADRs outstanding as of the close of business March 10, 2016.

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

c. Compensation

Any remuneration payable to Board members in relation to their Turkcell board membership shall be determined by our general assembly. The Board of Directors has no authority to determine such remuneration. At our Annual General Assembly held on April 29, 2010, it was decided that our Chairman would receive a net sum of €250,000 per year and each Board member would receive a net sum of €100,000 per year for the period of their service, effective February 25, 2010.

According to a CMB Communiqué Serial: IV, No: 56 Concerning the Establishment and Implementation of the Corporate Governance Principles, which was published in the Official Gazette dated December 30, 2011, a written Remuneration Policy for Board members and senior management was prepared. This Policy was posted on the company’s website and submitted at the Annual General Assembly as a separate agenda item for information. The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014 and replaced the Communiqué Serial: IV, No: 56, kept this requirement as a mandatory corporate governance principle dealing with Financial Rights of Board Members and Executives Having Administrative Responsibility. The Annual General Assembly meeting of our Company pertaining to the years 2010, 2011, 2012, 2013 and 2014 has been convened on March 26, 2015. The same item was on the agenda for the Annual General Assembly meeting held in 2015 and shareholders have been informed. Payment plans such as stock options or those based on company performance are not used in the remuneration of independent Board members. Remuneration of independent board members must safeguard the independency level.

d. Borrowing Power

To the extent the relevant provisions of Turkish law allow, the Board of Directors of our Company is the body entitled to, directly or through representatives authorized by the Board of Directors, resolve to exercise our powers to borrow money or give any form of guarantee or surety relating to our or any third party’s obligations. The CMB adopted a rule on September 9, 2009, which was announced in its weekly bulletin in connection with credit extensions, that public companies can provide guarantees or pledges, including mortgages, to third parties, provided such third party (i) is fully consolidated in the company’s financial statements or (ii) the ordinary business operations of the company directly requires providing guarantees, pledges or mortgages. At the Ordinary General Assembly held on April 29, 2010, Article 3 entitled Purpose and Subject Matter of Turkcell’s Articles of Association was amended in line with CMB’s rule dated September 9, 2009. Under our Articles of Association, our Board of Directors is authorized to issue debentures and other securities subject to the TCC, Turkish Capital Markets Law and other relevant legislation. Under Turkish Capital Markets Law, the total value of capital market instruments shall not exceed the amount specified by the CMB, for each type of instrument. However, as a general rule, the total value of debentures and other debt instruments that a publicly held company may issue as capital market instruments may not exceed the balance remaining after deducting the losses, if any, from the total sum of the outstanding and paid-up capital as shown on the latest independently audited financial statements submitted to the CMB, plus reserves and the revaluation fund stated in the latest financial statement approved by the general assembly. Pursuant to Article 3 of our Articles of Association, as amended on October 2, 2009 at the Extraordinary General Assembly, and as effective on

October 7, 2009, we can extend credits to companies in which we have direct or indirect shareholding interest, both in Turkey and overseas, as well as to our main company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not conflict with applicable laws and regulations. In addition, the TCC similarly allows group companies to extend credits and guarantees to each other without abusing their authority The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, incorporated the rule which was announced in its weekly bulletin on September 9, 2009 in its Article 12. Furthermore, as per Article 12, board resolutions with regard to providing guarantees or pledges including mortgages within the framework of ordinary business operations of the company should be signed by the majority of independent board members. In case the majority of independent board members do not approve the resolution, dissenting opinions should be announced to the public. In such resolutions, related board members, if any, could not participate to the relevant board meeting.

e. CMB Rules Regarding Transactions with Related Parties

Initially, based on the CMB Communiqué Serial IV, No. 56, dated December 30, 2011, the approval of the majority of the independent members was necessary for any and all kinds of related party transactions of the company (related parties referred in the Communiqué will be determined in accordance with the Turkish Accounting Principles No. 24, equivalent of IAS 24), as well as for the resolutions of the board of directors with respect to giving guarantees, pledges and mortgages in favor of third parties. The CMB in a further announcement clarified that listed companies could adopt one board/general assembly resolution for the execution of transactions of a continuous and extensive nature with related parties unless the terms of those transactions had changed. In the event such changes occur, new board/general assembly resolutions will be needed. The new Capital Markets Law dated December 30, 2012 empowered the CMB to determine the nature of such transactions. Accordingly, the CMB with its Communiqué Serial IV, No. 63 dated February 22, 2013 restricted the scope and set out that only material related party transactions, as opposed to all kinds of transactions, shall be submitted to the approval of independent members. In cases where the majority of the independent members do not approve such material transaction, the case shall be disclosed to the public in a manner covering sufficient information with respect to the transaction within the scope of public disclosure arrangements, and the transaction shall be submitted to the general assembly for approval. During such general assembly meetings, a resolution shall be adopted by vote in which the parties to the transaction as well as the individuals related thereto are not entitled to vote. Meeting quorum shall not be necessary for the general assembly meetings to be held for those cases. Such resolutions shall be adopted by simple majority of the attendees having the right to vote. The Company shall incorporate related mandatory provisions of the said Communiqué in its Articles of Association (along with other mandatory provisions relating to corporate governance, see “Item 16.G. Corporate Governance”). The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014, defined the materiality as set out by the Communiqué Serial IV, No. 63. Accordingly, a 10% threshold will be applied in comparison with the relevant criteria such as total annual assets, annual revenues or market value of the company. When a transaction’s amount is above this 10% threshold, the majority vote of independent board members will be sought. Additionally, in order to ensure internal compliance with the CMB’s related party transactions, our Board has adopted the “Rules to be Applied to Related Parties in Purchasing/Selling Assets and Services along with Transfers of Liabilities” to be applied by the relevant employees within the company and its group companies on November 22, 2014.

III. Capital Structure

a. General

Our Board of Directors has adopted the authorized share capital system which, under Turkish law, allows us to increase our issued share capital up to the authorized share capital amount upon resolution by our Board and without need for further shareholder approval. On January 23, 2008, the CMB amended its Communiqué on principles regarding the registered capital system. According to this amendment, the registered capital ceiling authorization given by the CMB shall be valid for five years, including the year in which the authorization is granted. As this five-year term ended in January 23, 2013, as done in 2014, the Company applied for the CMB’s authorization in order to determine its capital ceiling for a five-year term between 2016 and 2020, and will amend its Articles of Association accordingly at the next ordinary general assembly meeting, which is expected to be held on March 29, 2016. In an effort to harmonize new legislation with the Capital Markets Law numbered 6362, which entered into force on December 30, 2012, the CMB released the Communiqué on the Registered Capital System II-18.1 which became effective on December 25, 2013. The new Communiqué mostly includes regulations in line with the former Communiqué (Serial: VI, No: 38) and de facto practice of the CMB. As for the determination of the ceiling, the new Communiqué contemplates a limitation for the ceiling and states that the registered capital ceiling shall not be more than five times the issued capital or the equity, whichever is higher. The new Communiqué also sets out that the registered capital ceiling may be exceeded once within the scope of each ceiling (i) through conversion of all kinds of internal resources and dividends into the share capital; and (ii) as a result of transactions requiring general assembly resolutions such as mergers and spin-offs. However, both the former legislation and the new Communiqué provide that the registered capital ceiling may not be exceeded with capital increases through cash. As in the former regime, the registered capital ceiling approved by the CMB is valid for five years including the year in which the approval is granted. Upon the expiry of the term, even if the registered capital ceiling has not been reached, in order for the board of directors to adopt a capital increase resolution, the board of directors must obtain authorization for a new period at the first general assembly upon the approval of the CMB for the same ceiling or a new ceiling. The term of this authorization may be extended for five year periods through a general assembly resolution. In the event such authorization is not obtained, the new Communiqué emphasizes that companies may not realize a capital increase through a board of directors’ resolution, whereas under the former Communiqué, companies were deemed to be excluded from the registered capital system. The increase of the registered capital ceiling, extension of the permission period, capital increase and relevant resolutions of the board of directors shall be disclosed to the public within the framework of the CMB disclosure rules.

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

In order to comply with this Capital Markets Board’s Communiqué, the Turkcell Board of Directors amended its dividend distribution policy proposal in February 2014, as stated below, and approved by the Ordinary General Assembly held on March 26, 2015:

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

In parallel with the new Capital Markets Law, the new Communiqué on Dividends sets ground rules for donations: articles of association of public companies should contemplate it and an annual limit should be determined by the general assembly. On February 24, 2015, within the framework of the CMB regulations, our Board has resolved that, by means of determining the upper limit for the total amount of donations to be made by the Company within the year 2015 as up to 0.2% of our Company’s revenue included in the annual consolidated financial tables relating previous fiscal year announced to the public pursuant to CMB regulations, this abovementioned upper limit is approved by General Assembly of our Company. On January 28, 2016, our Board of Directors has resolved to determine the upper limit for the total amount of donations to be made by our Company within the year 2016 as up to 1% of our Company’s revenue as set forth in the annual consolidated financial statements for the previous fiscal year as announced to the public pursuant to Capital Markets Board regulations. This limit shall be submitted for the shareholders’ approval at the next General Assembly of our Company.

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

A seven-year term given for the dematerialization of physical shares ended on December 31, 2012 and physical shares which were not delivered for dematerialization were supposed to become the property of the Company. However, according to the new Capital Markets Law which came into force on December 30, 2012, such undelivered physical shares are now transferred to the Investor Compensation Center and sold three months following the transfer on the Investor Compensation Center’s accounts. However, the Turkish Constitutional Court in its decision published in the Official Gazette on November 12, 2015, nullified the provisions of the Capital Markets Law regarding the ownership transfer of such undelivered physical shares to the Investor Compensation Center on the ground that such language contradicted with Art. 13 (Restriction of fundamental rights and freedoms) and Art. 35 (Right to property) of the Constitution.

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

The Communiqué on Tender Offer (II-26.1) was modified on February 27, 2015 and the following situation has been added amid cases where a mandatory tender offer will not be triggered. Following the purchase by a third party of a portion of the shares of a controlling shareholder, on the condition that this third party has 50% or less of voting rights of the company, should such third party share equally or less than the management control of the company with this controlling shareholder by virtue of a written agreement, this situation is not considered a trigger for a mandatory tender offer for this third party.

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

g. Free Float Definition Rules

While 35.88% of our Company is listed on the stock exchange, the number of our Company’s free floating shares as of March 10, 2016 was 765,908,887.05 according to the “Report on Free Float Ratios” released by the Central Registry Agency in accordance with the Capital Markets Board’s decision 21/655 of July 23, 2010, as amended by its decision 24/729 of August 18, 2010, and its free float ratio was 34.81%. The difference between these rates results from the exclusion of shares which are: i. held by a public entity, ii. held by the company’s incorporators and its affiliates (companies subject to consolidation), iii. held by shareholders who may be a natural person or a corporate body and control at least 10% of the Company’s capital, iv. held by a) the members of the Company’s Board of Directors and the Board of Auditors, b) General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, c) senior executives who report to General Manager or executives who are equal to or superior to a general manager in terms of their powers and functions, v. owned by the savings funds or foundations of companies, vi. provided as equity capital pursuant to regulations applicable to the capital markets legislation or as a collateral in respect of a margin trading or as a collateral except the ones which are given as a collateral only for Central Depository Bank markets, vii. which are legally restricted and cannot be subject to purchase and sale, viii. prohibited, ix. “seized” in the definition of free float ratio. The difference may result from one or more situations described in the decision and it is not possible for our Company to know it.

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

Accordingly, the CMB by its decision numbered 31/1080 and dated October 30, 2014 determined the following thresholds and measures, which are effective as of January 2, 2015:

Group	Value of the Shares in active circulation (TRY)	Market Maker or Liquidity Builder	Current or Additional Measures
			Trading Method	Margin Trading or Short Selling	Equity Ratio of Short Settlement	Gross Settlement Method
A	30 Million and above	—	Continuous Auction	YES	General Provisions	NO
B	10 - 30 Million	—	Continuous Auction	YES	100%	NO
C	Below 10 Million	YES	Continuous Auction	NO	100%	NO
		NO	Uniform Price

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

k. Changes in Capital Structure

Any increase in our Company’s registered capital ceiling requires an amendment to our Articles of Association and therefore shareholder approval through a general assembly. Such amendment is subject to the prior approval of the Ministry of Customs and Trade and the CMB. Our Board of Directors may also restrict the rights of existing shareholders and offer new shares to third parties. Changes in the voting and dividend rights of our shareholders require an amendment to our Articles of Association and approval by the general assembly. Such amendment is also subject to the prior approval of the Ministry of Customs and Trade and the CMB. Furthermore, under the Turkish Commercial Code, during the general assembly meetings held to amend the articles of association of a joint stock company, each share shall be entitled to only one vote, even if otherwise is provided under its articles of association.

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

Our Company currently is considering and evaluating the possibility to redeem its own shares. On February 18, 2016 a buyback plan of up to TRY 200 million was announced to be submitted for the approval of the shareholders at the Ordinary General Assembly for 2015.

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

As of December 31, 2015, exchange restrictions and state controls exist in some jurisdictions in which Turkcell operates. The local currencies of Turkcell’s subsidiaries in both Ukraine and Belarus are not convertible outside of their respective countries. Future movements of exchange rates will affect the carrying values of Turkcell’s assets and liabilities. The translation of underlying local currency amounts into USD in Turkcell’s Consolidated Financial Statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into USD at the exchange rates shown or at any other exchange rate.

As of December 31, 2015, significant exchange restrictions and state controls exist in most jurisdictions in which Fintur operates. The local currencies of Fintur subsidiaries in Kazakhstan, Azerbaijan, Georgia and Moldova are not convertible outside of their respective countries. Future movements of exchange rates will affect the carrying values of the Fintur’s assets and liabilities. The translation of underlying local currency amounts into USD in Fintur’s consolidated financial statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into USD at the exchange rates shown or at any other exchange rate.

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

Cash dividends received by Resident Corporations from other Resident Corporations are not subject to corporate tax. Dividends in cash received by resident individuals from Resident Corporations are subject to a withholding tax at the rate of 15% (as discussed above) and must file an annual income tax declaration. The withholding tax amount shall be deducted from the annual income tax. 50% of the dividend income received by resident individuals from Resident Corporations is exempt from the annual income declaration. The remaining 50% must be declared if it exceeded TRY 30,000 in 2016 and TRY 29,000 in 2015 (TRY 27,000 in 2014).

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

For shares acquired before January 1, 2006:

Capital gains derived from shares held by an investor (both individuals and corporations) for over three months are not subject to any withholding tax. Where this holding period has not been met, capital gains received by individuals are computed by deducting the original cost of the shares or ADSs, after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gain arising solely from inflation), from the amount received upon the sale or disposition of the shares or ADSs. Total capital gains are subject to declaration on the income tax return if they exceeded TRY 24,000 in 2016, TRY 23,000 in 2015 and TRY 21,000 in 2014.

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

•	For “FUND” shares purchased before January 1, 2006, gains are not subject to income tax withholding. Capital gains received by individuals are computed by deducting the original cost of the shares after the application of a “cost adjustment” (which uses the Producer Price Index determined by the Turkish Statistical Institute to eliminate gains arising solely from inflation), from the amount received upon the sale or disposition of the shares. Total capital gains are subject to declaration on income tax returns if they exceeded TRY 24,000 in 2016, TRY 23,000 in 2015 and TRY 21,000 in 2014 (TRY 21,000 in 2013) and are required to be declared in compliance with the Turkish Tax Regime. For “FUND” shares purchased after January 1, 2006:

1.	If the “FUND” maintains at least 51% of the portfolio invested in the Borsa Istanbul Market and is held for more than a one-year period, gains shall not be subjected to withholding. Such gains shall be declared in compliance with the Turkish Tax Regime.

2.	If the “FUND” does not meet the conditions above, gains shall be subject to withholding at 10% for resident investors. In cases where non-resident investors can certify their own residency status, 0% withholding shall be applied.

3.	Pursuant to a Turkish Constitutional Court decision, which annulled the income tax provision regulating the 0% withholding application on capital gains for non-resident individuals and corporations, the withholding tax regime has once again become subject to regulation pursuant to a law numbered 6009, which came into force on August 1, 2010. Pursuant to this new regulation, a 10% withholding on capital gains is applied to individual investors and a 0% withholding is applied to corporate investors, irrespective of the residency status. Non-resident corporate deposit receipt holders (depositaries of our ADR facility) are included within the scope of corporate investors. Non-resident investors of Turkcell ADRs will be subject to 0% withholding, provided that the depositary of our ADR facility is a corporate body.

e. Stamp Taxes

According to the Turkish Stamp Tax Law (Law No. 488), all agreements and documents specified in the law with a monetary value indicated thereon are subject to a stamp tax with rates from 0.189% to 0.948%, which is calculated on the aggregate amount of such agreement or document. Stamp tax to be calculated for a particular “PAPER” was capped at a maximum of TRY 1,487,397.70 per original in 2013 and TRY 1,545,852.40 per original in 2014, TRY 1,702,138.00 per original in 2015 and will be capped at a maximum of TRY 1,797,117.30 per original in 2016.

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

II. United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax considerations applicable to the ownership and disposition of shares or ADSs by you, if you are a U.S. holder. In general you will be a “U.S. holder” if:

•	you are the beneficial owner of our shares or ADSs;

•	you are either (i) an individual resident or citizen of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the district of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

•	you own our shares or ADSs as capital assets (which generally means for investment purposes);

•	you own directly, indirectly or by attribution less than 10% of our outstanding share capital or voting stock;

•	you are fully eligible for benefits under the Limitation on Benefits article of the Treaty; and

•	you are not also a resident of Turkey for Turkish tax purposes.

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

Any dividends paid by us to you with respect to shares or ADSs will be treated as foreign-source income and generally will be categorized as “passive category income” or, in the case of certain U.S. holders, “general category income” for foreign tax credit purposes.

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

Certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax in respect of “qualified dividend income” received. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, amongst other things, the U.S. holder meets certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend income has been paid are readily tradable on an established securities market in the United

States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares and ADSs should constitute qualified dividend income for U.S. federal income tax purposes, and we anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holders. In computing foreign tax credit limitations, non-corporate U.S. holders may take into account only a portion of a qualified dividend to reflect the reduced U.S. tax rate applicable to such dividend. Each U.S. holder of shares or ADSs is urged to consult its own tax advisor regarding the availability to it of the reduced dividend tax rate in light of its own particular situation and regarding the computations of its foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

b. Sale, Exchange or other Disposition of Shares or ADSs

Upon the sale, exchange or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and your adjusted tax basis in your shares or ADSs (as determined in U.S. Dollars). Gain or loss upon the disposition of shares or ADSs generally will be U.S.-source gain or loss, and will be treated as long-term capital gain or loss if, at the time of the disposition, your holding period for the shares or ADSs exceeds one year. If you are an individual, capital gains generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

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

d. Passive Foreign Investment Company Status

We currently believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ending December 31, 2015. However, this conclusion is a factual determination that must be made annually and thus may be subject to change. A non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If we were characterized as a PFIC for any taxable year, you would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by a PFIC would not be “qualified dividend income” (as discussed above) and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the potential application of the PFIC rules to us and to your ownership of our shares and ADSs.

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

a. Foreign Exchange Risk Management

Our functional currency is the TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in a number of different currencies. In particular, a substantial majority of our debt obligations and equipment expenses are currently, and are expected to continue to be, denominated in U.S. Dollars, and Euros, while the revenues generated by the corresponding activities are denominated in other currencies, in particular the Turkish Lira, Ukrainian Hryvnia and Belarusian Rubles. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into functional currency at the exchange rates prevailing at the reporting date, with the resulting exchange differences recognized in the determination of net income. In 2015, net foreign exchange losses were mainly attributable to the foreign exchange losses in Belarusian Telecom operating in Belarus and in lifecell operating in Ukraine and amounted to $858.1 million, resulting from transactions related to foreign exchange effects. Foreign exchange losses from Belarusian Telecom and lifecell exclude foreign exchange losses arising in the foreign operations’ individual financial statements which have been recognized directly in equity in the foreign currency translation differences in the consolidated financial statements in accordance with accounting policy for net investment in foreign operations.

Market risk-sensitive instruments consist of loans and borrowings mainly denominated in foreign currencies (substantially in U.S. Dollars and Euros) totaling TRY 4,214.2 million, which represents the majority of total indebtedness as of December 31, 2015.

To manage and hedge our foreign exchange risk more effectively, we may enter into forward transactions and option contracts and currency swap contracts. In addition, in order to take advantage of market volatility in the foreign exchange markets and increase the yield on our free cash, we may enter into option transactions to buy or sell certain currencies, allowing us to mitigate our exposure to negative foreign exchange rate swings. As of December 31, 2015 we had outstanding EUR/USD currency swap contracts with notional of €457 million and maturity as of January 4, 2016 and USD/TL currency forward with notional of $57.7 million and maturity as of January 4, 2016. The basis for our sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all our assets and liabilities denominated in foreign currencies. This analysis excludes net foreign currency investments. It is estimated that a general increase of 10% in the value of TRY, Ukrainian Hryvnia and Belarusian Rubles, against other foreign currencies, would have decreased our profit before income tax by approximately TRY559.3 million for the year ended December 31, 2015. These aforementioned assumptions are hypothetical and the actual results may differ substantially from the projected figures.

All hedging transactions have been authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect us from fluctuations in currency values. Analytical techniques are used to manage and monitor foreign exchange risk, which includes market valuation and sensitivity analysis. In addition, we keep a significant proportion of our monetary assets in U.S. Dollars/Euros to reduce our currency exposure. Furthermore, the maximum tariffs we may charge are adjusted periodically by the ICTA to account for, among other things, the devaluation of the TRY.

b. Interest Rate Risk Management

We are exposed to variations in interest rates, primarily in Euros, U.S. Dollars and TRY and UAH denominated debt and investments, which may affect the amounts of future interest income or expenses (reinvestment risk or cash flow risk) and also cause changes in the values of our interest-bearing assets, which have already been added to the statement of financial position. We manage interest rate risk by financing non-current assets with long-term debt with variable interest rates and equity. To hedge our interest rate risk, we may utilize derivative structures considering the market levels.

The following table sets forth the carrying amount and fair value of loans, maturities and average effective interest rates for bank loans.

	December 31, 2015							December 31, 2014
	Effective interest rate	Total carrying amount	2016	2017	2018	2019 thereafter	Fair Value	Effective interest rate	Total carrying amount	2015	2016	2017	2018 thereafter	Fair Value
Fixed rate instruments
Finance lease obligation
USD	20.5%	0.1	0.1	—	—	—	0.1	2.2%	0.7	0.7	—	—	—	0.7
EUR	3.4%	41.8	5.3	4.1	4.3	28.1	41.8	3.4%	40.6	4.6	3.7	3.7	28.6	40.6
Secured bank loans

	December 31, 2015							December 31, 2014
	Effective interest rate	Total carrying amount	2016	2017	2018	2019 thereafter	Fair Value	Effective interest rate	Total carrying amount	2015	2016	2017	2018 thereafter	Fair Value
BYR fixed rate loans	11.9%	6.2	1.9	1.6	1.3	1.4	6.2	11.9%	9.5	2.6	2.1	1.9	2.9	9.5
UAH fixed rate loans	29.1%	311.7	311.7	—	—	—	311.7
Unsecured bank loans
USD fixed rate loans	—	—		—		—	—	6.0%	281.3	259.0	22.3	—	—	281.3
TL fixed rate loans	10.2%	507.8	156.6	351.2	—	—	507.8	9.8%	474.7	87.0	135.2	252.5	—	474.7
UAH fixed rate loans	24.4%	130.1	130.1	—	—	—	130.1	—	—	—	—	—	—	—
Variable rate instruments
Secured bank loans
USD floating rate loans	—	—	—	—	—	—	—	6.3%	46.1	46.1	—	—	—	46.1
Unsecured bank loans
USD floating rate loans	3.1%	189.5	5.9	183.6	—	—	189.5	2.1%	2,844.8	2,049.9	555.8	183.0	56.1	2,844.8
EUR floating rate loans	2.4%	1,585.9	33.8	34.5	33.7	1,483.9	1,585.9	—	—	—	—	—	—	—
Debt securities issued	5.8%	1,441.1	81.0	76.3	71.8	1,212.0	1,430.4	—	—	—	—	—	—	—
Total		4.214.2	726.4	651.3	111.1	2,725.4	4,203.5		3,697.7	2,449.9	719.1	441.1	87.6	3,697.7

For contractual cash flows and nominal interest of bank loans, see Note 26 and Note 31 to our audited Consolidated Financial Statements included in “Item 18. Financial Statements” of this annual report on Form 20-F.

As of December 31, 2015, we did not have Turkish government floating rate note holdings; therefore, we were not exposed to interest rate risks on our financial assets.

We use sensitivity analysis techniques to measure and assess our interest rate risk. The basis for the sensitivity analysis is an aggregate corporate-level interest rate exposure composed of interest-bearing investments and interest-bearing debts. When we assume a 1 percentage point increase in interest rates for all maturities from their levels as of December 31, 2015, with all other variables held constant, our profit before income tax decreases by TRY17.8 million.

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

I. Direct Payments made by Citibank to Turkcell

Citibank, as depositary, has agreed to reimburse certain reasonable expenses related to our ADR program and incurred by us in connection with such program. In 2015, the Depositary, as part of its agreement, reimbursed Turkcell $2,900,792.36 on an accrual basis. The amounts the Depositary has reimbursed and will reimburse are not necessarily related to the fees collected by the depositary from ADR holders. The table below sets forth the type of expenses that Citibank has reimbursed.

Category of Expenses	Amount Reimbursed in 2015
Investor Relations(1)	$2,900,792.36

(1)	This type of expense includes activities tailored to increase the company’s ADR program, including, but not limited to, roadshows and training in the U.S., legal costs connected with 20-F filing and ongoing SEC compliance and legal requirements and listing fees.

II. Indirect Payments made by Citibank to Turkcell

As part of its service to Turkcell, Citibank has agreed to waive fees for the standard costs associated with the administration of our ADR program and associated operating expenses estimated to total $4,892.97. The table below sets forth the fees that Citibank has agreed to waive and/or expenses that Citibank has agreed to pay in the year ended December 31, 2015.

Category of Expenses	Amount Waived or Paid by Citibank for the period January 1, 2015 through December 31, 2015
Third-party expenses paid directly	$4,108.13
Fees waived	$784.84

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

(b) Management’s Annual Report on Internal Control over Financial Reporting. The management of Turkcell is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934), and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2015. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2015 based on criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment and those criteria, management has concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2015.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by DRT Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S. (“Deloitte”), our independent registered public accounting firm in Turkey, as stated in their attestation report, which appears below under Item 15(c), Report of the Independent Registered Public Accounting Firm.

(c)	Attestation Report of the Independent Public Accounting Firm.

DRT Bagimsiz Denetim ve Serbest
Muhasebeci Mali Musavirlik A.S.

Maslak No 1 Plaza

Eski Buyukdere Caddesi No: 1

Maslak, Sariyer 34398

Istanbul, Turkey

Tel: +90 212 366 60 00

Fax: +90 212 366 60 10

www.deloitte.com.tr

Mersis No : 0291001097600016

Ticari Sicil No: 304099

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Turkcell İletişim Hizmetleri A.Ş.

Istanbul

We have audited the internal control over financial reporting of Turkcell İletişim Hizmetleri A.Ş. (the “Company”) and its subsidiaries (together the “Group”) as of December 31, 2015 based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2015 of the Group and our report dated March 18, 2016 expressed an unqualified opinion on those financial statements and included an explanatory paragraph with regards to the change of presentation currency of the consolidated financial statements for the years ended December 31, 2014 and 2013 from US Dollars to Turkish Lira.

/s/ DRT BAGIMSIZ DENETIM VE SERBEST MUHASEBECI MALI MUSAVIRLIK A.S.

DRT BAGIMSIZ DENETIM VE SERBEST MUHASEBECI MALI MUSAVIRLIK A.S.

Member of DELOITTE TOUCHE TOHMATSU LIMITED

Istanbul, Turkey

March 18, 2016

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

Member of Deloitte Touche Tohmatsu Limited

(d) Changes in Internal Control over Financial Reporting. There were no changes in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15 in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2015, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. This conclusion has been made at a reasonable assurance level.

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

16.C Principal Accountant Fees and Services

Deloitte served as our independent registered public accountant for financial years ended December 31, 2015, 2014 and 2013. Our audited financial statements for the three-year period ended December 31, 2015 appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by our auditors to us in 2015, 2014 and 2013.

(Million TRY)	2015	2014	2013
Audit Fees(1)	4.6	4.3	3.2
Audit-Related Fees(2)	0.6	—	—
Tax Fees	0.1	0.1	—
All Other Fees(3)	—	—	—
Total	5.3	4.4	3.2

(1)	Audit Fees consist of fees billed for professional services pertaining to the audit of the Company’s annual financial statements or services that are normally provided by the principal accountant in connection with statutory or regulatory filings or engagements.
(2)	Audit-Related Fees consist of comfort letter related costs for our bond issuance that are reasonably related to the performance of the audit or review of the Company’s financial statements.
(3)	All Other Fees consist of fees billed for products and services other than services provided under Audit Fees, Audit-Related Fees and Tax Fees.

a. Audit Committee Pre-approval Policies and Procedures

Our Audit Committee has pre-approved all work performed by our external auditors for the year 2015 and it has not adopted blanket pre-approval policies and procedures.

16.D Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

To our best knowledge and in accordance with the official Share Book of the Company, neither we nor any affiliated purchaser made any purchases of our ordinary shares during the fiscal year ended December 31, 2015.

16.F Change in Registrant’s Certifying Accountant

(a) On December 1, 2015, our Board of Directors upon the recommendation and approval of our Audit Committee, engaged Başaran Nas Bağimsiz Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş (“PricewaterhouseCoopers”) as independent registered public accounting firm for the fiscal year ending December 31, 2016, and will dismiss Deloitte, which is currently serving as the Company’s independent registered public accounting firm, upon completion of their audits of our consolidated financial statements as of and for the year ending December 31, 2015 and the effectiveness of internal control over financial reporting as of December 31, 2015 and the issuance of their reports thereon. The decision to change auditor is expected to be approved at our Ordinary General Assembly of Shareholders that has been called for March 29, 2016.

The audit reports of Deloitte on our consolidated financial statements (including on the Company’s effectiveness of internal control over financial reporting) as of and for the years ended December 31, 2014 and 2013 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of Deloitte were modified by including explanatory paragraphs with regards to (1) the change of presentation currency of the consolidated financial statements from US Dollars to Turkish Lira and (2) non-approval of the consolidated financial statements and the dividend proposal by the General Assembly on our consolidated financial statements as of and for the years ended December 31, 2015 and 2014, respectively.

During the two fiscal years ended December 31, 2015 and 2014, and through March 18, 2016, there were: no (1) disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused Deloitte to make reference in connection with their opinion to the subject matter of the disagreement, or (2) “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

We provided Deloitte with a copy of disclosures it is making in this Form 20-F and requested that Deloitte furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements herein. A copy of Deloitte’s letter dated March 18, 2016 is filed as Exhibit 15 hereto.

(b) During the two most recent years ended December 31, 2015 and 2014, and through March 18, 2016, we have not consulted with Pricewaterhousecoopers regarding either;

(i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written or oral advice was provided to us by Pricewaterhousecoopers that Pricewaterhousecoopers concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or

(ii) any matter that was subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or other reportable event of the types described in Item 304(a)(1)(v) of Regulation S-K.

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

In a further Communiqué dated April 6, 2013, the CMB amended the corporate governance principles. The following rules have been added to the Communiqué:

•	If some or all of the Board members’ terms have ended and thereby compliance with the mandatory CMB Corporate Governance Rules cannot be established, the CMB will require the Board to call a general assembly meeting which must be held within 30 days. If a general assembly meeting cannot be called or a positive result cannot be reached at the general assembly meeting, the CMB, as per the new Capital Markets Law, will have the right to directly appoint the minimum number of Board members that meet independence criteria to achieve the necessary meeting and decision quorums. Those members’ terms of office will last until new appointments are made in accordance with the legislation. The new Board members will then make the necessary amendments to the Articles of Association to be in line with the mandatory CMB Corporate Governance Rules upon the approval of the CMB, which will be registered at the Trade registry.

•	If there are enough Board members to achieve such compliance, but there is not a positive result (at the Board or the general assembly meeting), then the CMB allows companies 30 days to take the necessary action. If the necessary action to ensure compliance cannot be realized within the given period, the CMB will have the right to directly appoint the minimum number of Board members that meet independence criteria to achieve the necessary meeting and decision quorums. The new Board will then make the necessary amendments to the Articles of Association to be in line with the mandatory CMB Corporate Governance Rules upon the approval of CMB, which will be registered at the Trade Registry.

The Corporate Governance Communiqué numbered II-17.1, which was published in the Official Gazette dated January 3, 2014 kept the above-mentioned second rule and removed the first one.

The following summarizes new mandatory CMB requirements that would apply to our Company.

The main mandatory rules relating to board membership and board structure include:

•	The number of independent members in the Board shall not be less than one third of the total number of the members of the Board of Directors. In calculating the number of independent board members, a fraction would be rounded up to the nearest integer. In any case the number of the independent board members shall not be less than two. The term of office of independent members of the board of directors is up to three years. Such members are eligible to be nominated again and re-elected.

•	Companies in the first group are required to notify the CMB of the independent member candidates at least 60 days prior to the planned General Assembly meeting at which the members will be elected. The CMB, having evaluated the independence of the candidates, is required to disclose its approval/disapproval within the next 30 days. Companies classified in the other two groups are not required to seek CMB approval. In view of the current relations between our controlling shareholders, our nomination process is currently handled directly by the CMB.

•	The CMB has updated its independence criteria for independent board members.

•	The following Board committees shall be established by listed companies:

•	Audit Committee (already existing at Turkcell Board level);

•	Corporate Governance Committee (already existing at Turkcell Board level);

•	Candidate Nomination Committee (already existing at Turkcell Board level);

•	Early Detection of Risks Committee (already existing at Turkcell Board level); and

•	Remuneration Committee (already existing at Turkcell Board level).

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

Internal Corporate Governance Mechanisms Revamped:

On January 28, 2016, our board has adopted new charters for the audit, corporate governance, candidate nomination, compensation and early detection of risks committees along with Turkcell Group Anti Bribery and Anti-Corruption Policy. The same day, our board has also adopted Turkcell’s Internal Directive on the Operations of the Board of Directors.

Below is a summary of the significant differences between our corporate governance practices and those that would apply to U.S. companies under the NYSE corporate governance rules as of March 10, 2016:

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

The non-management directors of each company must meet at regularly scheduled executive sessions without management.	Turkish law does not make any distinction between management and non-management directors. However there is a distinction between executive/nonexecutive board members. Our board members are all non executive members. Members of the board who are not also members of management do not meet in regularly scheduled executive sessions.

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that provides for (i) minimum duties, which are to identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and (ii) an annual performance evaluation of the committee.	On June 23, 2004, our Board of Directors established a Corporate Governance Committee. Both Corporate Governance and Candidate Nomination Committees have their written charters which were renewed by the Board of Directors on January 28, 2016, specifying their duties. According to the CMB Principles, only committee chairs are required to be independent as defined by the Principles themselves.
The charter substantially satisfies the minimum requirements of the NYSE corporate governance rules.

Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	On December 19, 2012, in conformity with the Capital Markets Board’s Communiqué then in force, our Board decided to establish a Compensation Committee to operate

NYSE Corporate Governance Rule for U.S. Issuers	Our Practice as a Foreign Private Issuer
under our Board of Directors. The Board also adopted the Compensation Committee’s Charter which was renewed by the Board on January 28, 2016. The Board approved that the Compensation Committee shall execute the duties relating to compensation issues which were earlier granted to the Corporate Governance Committee by the Corporate Governance Committee Charter and the Compensation Committee shall be authorized in lieu of the Corporate Governance Committee in “Total Remuneration Policy of the Board of Directors and Top Executives” adopted by our Board.

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

The Audit Committee members are independent Board members as required by the relevant CMB Communiqué which is binding upon public companies in Turkey. Effective June 30, 2012, all listed companies in Turkey must have audit committees composed of independent board members. We are currently in compliance. Under Turkish law, our entire Board of Directors is responsible for all decisions; as a result, the Audit Committee’s duties are advisory. Pursuant to Turkish law, our external auditor is nominated by the Board of Directors upon advice of the Audit Committee and approved by our general assembly of shareholders.

The Audit Committee revised its charter, effective June 20, 2005 and reviewed both “Turkcell Common Values and Business Ethics Document” and “Implementation of Turkcell Common Values and Business Ethics Rules” in order to comply with the requirements of applicable CMB legislation and Exchange Act Rule 10A-3 and NYSE 303A.06. There was a second revision, effective July 21, 2006, to reconsider membership criteria. The third revision occurred on January 28, 2016. Our Audit Committee charter satisfies the requirements of the CMB. The charter does not provide for: an audit committee report to be included in Turkcell’s

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

We have further adopted an internal directive on the operations of the board of directors in order to regulate the operations of the board and principles on the exercise of its duties and authorities, and to increase cooperation with management in order to fulfill the Company’s duties as stipulated by the legislation faster, efficiently and easily, and to ensure exercise of authorities granted and eliminate reservations while exercising authority. The new Internal directive mainly covers subjects related to board and management structure, relationships between them, working principles of the board, duties and responsibilities and other related subjects.

16.H Mine Safety Disclosure

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Our audited Consolidated Financial Statements as of December 31, 2015, and for each of the years in the three-year period ended December 31, 2015, are filed as part of this annual report, on pages F-3 through F-178.

ITEM 19.	EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

1.1	Articles of Association of Turkcell Iletisim Hizmetleri A.S.

8.1	Subsidiaries of Turkcell.

12.1	Certification of Kaan Terzioglu, Chief Executive Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Murat Dogan Erden, Chief Financial Officer of Turkcell Iletisim Hizmetleri A.S., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.	Response of Auditor to Item 16.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 18, 2016	By:	/s/
Muhterem Kaan Terzioglu Chief Executive Officer

Date: March 18, 2016	By:	/s/
Murat Dogan Erden Chief Financial Officer

DRT Bagimsiz Denetim ve Serbest Muhasebeci Mali Musavirlik A.S.

Maslak No 1 Plaza

Eski Buyukdere Caddesi No: 1

Maslak, Sariyer 34398

Istanbul, Turkey

Tel: +90 212 366 60 00

Fax: +90 212 366 60 10

www.deloitte.com.tr

Mersis No: 0291001097600016

Ticari Sicil No: 304099

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Turkcell İletişim Hizmetleri A.Ş.

Istanbul

We have audited the accompanying consolidated statements of financial position of Turkcell İletişim Hizmetleri A.Ş. (“the Company”) and its subsidiaries (together “the Group”) as at December 31, 2015 and 2014 and the related consolidated statements of profit or loss, profit and loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as at December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2 to the consolidated financial statements, the Company has elected to change the presentation currency of the consolidated financial statements from US Dollars to Turkish Lira for the years ended December 31, 2014 and 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2015 based on the criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2016 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ DRT BAGIMSIZ DENETIM VE SERBEST MUHASEBECI MALI MUSAVIRLIK A.S.

DRT BAGIMSIZ DENETIM VE SERBEST MUHASEBECI MALI MUSAVIRLIK A.S.

Member of DELOITTE TOUCHE TOHMATSU LIMITED

Istanbul, Turkey

March 18, 2016

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

Member of Deloitte Touche Tohmatsu Limited

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Note	2015	2014	2013
Assets
Property, plant and equipment	13	6,821,494	5,893,596	5,864,657
Intangible assets	14	8,232,637	2,447,395	2,362,394
GSM and other telecommunication operating licenses		2,520,785	1,002,090	1,114,243
4.5G license not yet available for use		3,984,954	—	—
Computer software		1,570,346	1,336,804	1,161,358
Other intangible assets		156,552	108,501	86,793
Investment properties	15	49,572	13,398	16,304
Investments in equity accounted investees	16	981,939	667,539	535,622
Other investments	17	—	—	8,219
Other non-current assets	18	441,940	525,572	251,779
Trade receivables	20	836,256	779,925	528,928
Deferred tax assets	19	48,615	59,074	73,277

Total non-current assets		17,412,453	10,386,499	9,641,180

Inventories		75,471	71,322	70,102
Other investments	17	—	19,350	57,686
Due from related parties	35	11,760	12,938	21,369
Trade receivables and accrued income	20	4,098,928	3,502,515	2,763,141
Other current assets	21	1,689,902	669,706	602,197
Cash and cash equivalents	22	2,918,796	9,031,881	8,128,925

Total current assets		8,794,857	13,307,712	11,643,420

Total assets		26,207,310	23,694,211	21,284,600

Equity
Share capital	23	2,200,000	2,200,000	2,200,000
Share premium	23	269	269	269
Capital contributions	23	35,026	35,026	35,026
Reserves	23	861,111	430,387	113,751
Retained earnings	23	11,258,411	14,427,741	12,567,620

Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		14,354,817	17,093,423	14,916,666

Non-controlling interests		64,085	(382,778)	(181,531)

Total equity		14,418,902	16,710,645	14,735,135

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION—(Continued)

As at 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Note	2015	2014	2013
Liabilities
Loans and borrowings	26	3,487,786	1,247,868	1,528,480
Employee benefits	27	114,869	96,278	82,617
Provisions	29	130,619	278,386	289,248
Other non-current liabilities	25	366,670	309,551	272,485
Trade and other payables	30	1,270,610	—	—
Deferred tax liabilities	19	113,437	60,314	65,630

Total non-current liabilities		5,483,991	1,992,397	2,238,460

Bank overdraft	22	—	—	506
Loans and borrowings	26	728,744	2,450,626	1,806,141
Income taxes payable	12	12,855	154,785	138,888
Trade and other payables	30	5,283,070	2,067,129	1,902,758
Due to related parties	35	6,555	24,632	90,235
Deferred income	28	121,078	164,423	196,826
Provisions	29	152,115	129,574	175,651

Total current liabilities		6,304,417	4,991,169	4,311,005

Total liabilities		11,788,408	6,983,566	6,549,465

Total equity and liabilities		26,207,310	23,694,211	21,284,600

The notes on pages F-11 to F-149 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Note	2015	2014	2013
Revenue	8	12,769,415	12,043,587	11,407,887
Direct costs of revenue		(7,769,483)	(7,383,947)	(7,063,857)

Gross profit		4,999,932	4,659,640	4,344,030

Other income	9	44,454	58,929	35,502
Selling and marketing expenses		(1,901,859)	(1,974,608)	(1,843,641)
Administrative expenses		(625,279)	(562,694)	(550,339)
Other expenses	9	(270,446)	(135,177)	(94,300)

Results from operating activities		2,246,802	2,046,090	1,891,252

Finance income	11	756,039	955,401	759,862
Finance costs	11	(799,514)	(1,246,986)	(204,581)

Net finance (costs) / income		(43,475)	(291,585)	555,281

Monetary gain		—	205,068	176,871
Share of profit of equity accounted investees	16	367,336	207,287	297,260

Profit before income tax		2,570,663	2,166,860	2,920,664

Income tax expense	12	(667,112)	(730,444)	(591,398)

Profit for the year		1,903,551	1,436,416	2,329,266

Profit / (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		2,067,654	1,864,640	2,325,914
Non-controlling interests		(164,103)	(428,224)	3,352

Profit for the year		1,903,551	1,436,416	2,329,266

Basic and diluted earnings per share (in full TL)	24	0.94	0.85	1.06

The notes on pages F-11 to F-149 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	2015	2014	2013
Profit for the year	1,903,551	1,436,416	2,329,266

Other comprehensive income / (expense):

Items that will not be reclassified to profit or loss:
Actuarial (loss) / gain arising from employee benefits	(13,466)	(819)	5,287
Tax effect of actuarial gain / (loss) from employee benefits	2,563	196	(1,026)

	(10,903)	(623)	4,261
Items that will or may be reclassified subsequently to profit or loss:
Change in cash flow hedge reserve	719	1,089	541
Foreign currency translation differences	166,730	477,592	(233,074)
Share of foreign currency translation differences of the equity accounted investees	(551,196)	(9,114)	46,155
Tax effect of foreign currency translation differences	(5,749)	(3,646)	6,766

	(389,496)	465,921	(179,612)

Other comprehensive (expense) / income for the year, net of income tax	(400,399)	465,298	(175,351)

Total comprehensive income for the year	1,503,152	1,901,714	2,153,915

Total comprehensive income attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	1,616,867	2,098,610	2,194,151
Non-controlling interests	(113,715)	(196,896)	(40,236)

Total comprehensive income for the year	1,503,152	1,901,714	2,153,915

The notes on pages F-11 to F-149 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Equity
Balance at 1 January 2013	2,200,000	35,026	269	833,918	(2,349)	(461,150)	55,471	10,242,811	12,903,996	(140,324)	12,763,672
Total comprehensive income
Profit for the year	—	—	—	—	—	—	—	2,325,914	2,325,914	3,352	2,329,266
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	(119,450)	(17,115)	—	(136,565)	(43,588)	(180,153)
Actuarial gain arising from employee benefits	—	—	—	—	—	—	—	4,261	4,261	—	4,261
Change in cash flow hedge reserve	—	—	—	—	541	—	—	—	541	—	541

Total other comprehensive income/(expense)	—	—	—	—	541	(119,450)	(17,115)	4,261	(131,763)	(43,588)	(175,351)

Total comprehensive income/(expense) , net of tax	—	—	—	—	541	(119,450)	(17,115)	2,330,175	2,194,151	(40,236)	2,153,915

Transfers to legal reserves	—	—	—	5,366	—	—	—	(5,366)	—	—	—
Dividend paid (Note 23)	—	—	—	—	—	—	—	—	—	(1,046)	(1,046)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	75	75
Change in reserve for non-controlling interest put option	—	—	—	—	—	(181,481)	—	—	(181,481)	—	(181,481)

Balance at 31 December 2013	2,200,000	35,026	269	839,284	(1,808)	(762,081)	38,356	12,567,620	14,916,666	(181,531)	14,735,135

Balance at 1 January 2014	2,200,000	35,026	269	839,284	(1,808)	(762,081)	38,356	12,567,620	14,916,666	(181,531)	14,735,135
Total comprehensive income
Profit / (loss) for the year	—	—	—	—	—	—	—	1,864,640	1,864,640	(428,224)	1,436,416
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	(78,394)	311,898	—	233,504	231,328	464,832
Actuarial loss arising from employee benefits	—	—	—	—	—	—	—	(623)	(623)	—	(623)
Change in cash flow hedge reserve	—	—	—	—	1,089	—	—	—	1,089	—	1,089

Total other comprehensive income/(expense), net of tax	—	—	—	—	1,089	(78,394)	311,898	(623)	233,970	231,328	465,298

Total comprehensive income/(expense)	—	—	—	—	1,089	(78,394)	311,898	1,864,017	2,098,610	(196,896)	1,901,714

Dividend paid (Note 23)	—	—	—	—	—	—	—	—	—	(8,172)	(8,172)
Change in non-controlling interest	—	—	—	—	—	—	—	—	—	(75)	(75)
Acquisition of non-controlling interest	—	—	—	—	—	—	—	(3,896)	(3,896)	3,896	—
Change in reserve for non-controlling interest put option	—	—	—	—	—	82,043	—	—	82,043	—	82,043

Balance at 31 December 2014	2,200,000	35,026	269	839,284	(719)	(758,432)	350,254	14,427,741	17,093,423	(382,778)	16,710,645

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

For the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Equity
Balance at 1 January 2015	2,200,000	35,026	269	839,284	(719)	(758,432)	350,254	14,427,741	17,093,423	(382,778)	16,710,645
Total comprehensive income
Profit / (loss) for the year	—	—	—	—	—	—	—	2,067,654	2,067,654	(164,103)	1,903,551
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	—	—	—	—	—	(229,173)	(211,430)	—	(440,603)	50,388	(390,215)
Actuarial loss arising from employee benefits	—	—	—	—	—	—	—	(10,903)	(10,903)	—	(10,903)
Change in cash flow hedge reserve	—	—	—	—	719	—	—	—	719	—	719

Total other comprehensive income/(expense), net of tax	—	—	—	—	719	(229,173)	(211,430)	(10,903)	(450,787)	50,388	(400,399)

Total comprehensive income/(expense)	—	—	—	—	719	(229,173)	(211,430)	2,056,751	1,616,867	(113,715)	1,503,152

Increase in legal reserves	—	—	—	372,068	—	—	—	(372,068)	—	—	—
Dividend paid (Note 23)	—	—	—	—	—	—	—	(3,925,000)	(3,925,000)	(100,515)	(4,025,515)
Change in fair value of minority put option	—	—	—	—	—	498,540	—	—	498,540	—	498,540
Acquisition of non-controlling interest (Note 36)	—	—	—	—	—	—	—	(929,013)	(929,013)	661,093	(267,920)

Balance at 31 December 2015	2,200,000	35,026	269	1,211,352	—	(489,065)	138,824	11,258,411	14,354,817	64,085	14,418,902

The notes on pages F-11 to F-149 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Note	2015	2014	2013
Cash flows from operating activities
Profit for the year		1,903,551	1,436,416	2,329,266
Adjustments for:
Depreciation and impairment of fixed assets and investment property	13	1,118,499	1,157,720	1,138,128
Amortization of intangible assets	14	549,251	481,737	456,274
Net finance (income)	11	(515,040)	(855,645)	(640,561)
Income tax expense	12	667,112	730,444	591,398
Share of profit of equity accounted investees	16, 36	(367,336)	(226,448)	(297,260)
(Gain)/loss on sale of property, plant and equipment		(13,141)	(10,158)	(12,239)
Unrealized foreign exchange and monetary gain/loss on operating assets		579,372	943,303	(117,157)
Allowance for trade receivables and due from related parties	36	196,588	155,931	153,378
Negative goodwill		—	(2,085)	(186)
Deferred income	28	8,095	(24,935)	48,266
Reversal of provision for equity accounted investees		—	(19,161)	—
Loss on sale of A-tel		—	902	—
Impairment losses on equity accounted investees and other non-current investments		—	—	37,957

		4,126,951	3,768,021	3,687,264
Change in trade receivables	20	(821,208)	(1,156,196)	(874,637)
Change in due from related parties	36	3,907	7,838	(8,970)
Change in inventories		(4,526)	(2,541)	17,073
Change in other current assets	21	(771,583)	(77,524)	(101,507)
Change in other non-current assets	18	(70,030)	(31,927)	(28,311)
Change in due to related parties	36	(20,530)	3,131	(9,271)
Change in trade and other payables		348,472	191,011	117,739
Change in other non-current liabilities	25	(14,088)	29,045	43,830
Change in employee benefits	27	5,125	12,842	14,012
Change in provisions	29	23,423	(51,806)	34,789

		2,805,913	2,691,894	2,892,011
Interest paid		(153,529)	(94,107)	(113,365)
Income tax paid		(751,078)	(699,293)	(647,678)
Dividends received		—	92,263	79,584

Net cash generated by operating activities		1,901,306	1,990,757	2,210,552

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS—(Continued)

For the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Note	2015	2014	2013
Cash flows from investing activities
Acquisition of property, plant and equipment		(2,135,358)	(1,553,590)	(1,348,604)
Acquisition of intangible assets	14	(2,461,612)	(575,885)	(460,019)
Proceeds from sale of property, plant and equipment		24,192	28,094	21,492
Proceeds from currency option contracts	11	1,070	2,770	870
Payment of currency option contracts premium	11	—	(33)	(189)
Change in financial assets		19,350	38,336	(18,783)
Acquisition of subsidiary net off cash acquired	7	(267,920)	(27,900)	(1,520)
Proceeds from sale of A-tel		—	597	—
Advanced paid for a acquisition of property, plant and equipment		228,070	(236,042)	—
Interest received		761,328	945,663	721,253

Net cash provided/(used in) investing activities		(3,830,880)	(1,377,990)	(1,085,500)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		4,866,381	4,736,913	1,705,223
Proceeds from issuance of bonds		1,439,862	—	—
Repayment of borrowings		(6,551,001)	(4,635,652)	(1,934,740)
Change in non-controlling interest		—	(75)	75
Dividends paid		(4,025,515)	(8,172)	(1,046)
Increase in cash collateral related to loans		(349,243)	—	—

Net cash generated (used in) by financing activities		(4,619,516)	93,014	(230,488)

Net increase/ (decrease) in cash and cash equivalents		(6,549,090)	705,781	894,564
Cash and cash equivalents at 1 January		9,031,881	8,128,418	6,998,870
Effects of foreign exchange rate fluctuations on cash and cash equivalents		436,005	197,682	234,984

Cash and cash equivalents at 31 December	22	2,918,796	9,031,881	8,128,418

The notes on pages F-11 to F-149 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

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

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G license tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (equivalent to TL 5,158,706 as at 31 December 2015) (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators will be able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum are commenced as at 1 December 2015, remaining packages will be ready to use on 1 April 2016. For details please refer to Note 14.

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

As at 31 December 2015, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related parties footnote. Alfa Group holds 13.2% of the Company’s shares indirectly through Cukurova Holdings Limited and Turkcell Holding A.S.

The consolidated financial statements of the Company as at and for the year ended 31 December 2015 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate. Subsidiaries of the Company, their locations and their business are given in Note 36. The Company’s and each of its subsidiaries’ and associate’s financial statements are prepared as at and for the year ended 31 December 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

The Group’s audited consolidated financial statements prepared as at and for the years ended 31 December 2010, 2011, 2012, 2013 and 2014 were approved by the General Assembly on 26 March 2015.

The consolidated financial statements as at and for the year ended 31 December 2015 were approved by the Board of Directors on 18 February 2016 and updated by the management for any subsequent events up until 18 March 2016.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

Hyperinflationary period ceased by 31 December 2005 in Turkey and commenced on 1 January 2011 and ceased by 1 January 2015 in Belarus. In the financial statements of subsidiaries operating in Belarus, restatement adjustments have been made to compensate the effect of changes in the general purchasing power of the Belarusian Ruble in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. One characteristic that necessitates the application of IAS 29 is the cumulative three-year inflation rate approaching or exceeding 100%. Such cumulative rate in Belarus was 52% for the three years ended 31 December 2015 (31 December 2014: 65% and 31 December 2013: 196%) based upon the consumer price index (“CPI”) announced by the National Statistical Committee of the Republic of Belarus. Accordingly, the economy of Belarus was considered to transit out of hyperinflationary status and determined to cease applying IAS 29 starting from 1 January 2015. Therefore, subsidiaries operating in Belarus have not applied IAS 29 in 2015.

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

The annual change in the BYR exchange rate against USD and Euro can be compared with the rates of general price inflation in Belarus according to the CPI as set out below:

Years	2013	2014	2015
Currency change USD (%)	11%	25%	57%
Currency change Euro (%)	15%	10%	41%
CPI inflation (%)	16%	16%	12%

As at 31 December 2015 the exchange rate announced by the National Bank of the Republic of Belarus was BYR 18,569 = USD 1, BYR 20,300 = Euro 1 (31 December 2014: BYR 11,850 = USD 1, BYR 14,380 = Euro 1).

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

•	Non-monetary assets and liabilities of the subsidiaries operating in Belarus are restated by applying, to the initial acquisition cost and any accumulated depreciation, the change in the general price index from the date of acquisition or initial recording to the balance sheet date. Hence, property, plant and equipment, investments and similar assets are restated from the date of their purchase, not to exceed their market value. Depreciation is similarly restated. The components of shareholders’ equity are restated by applying the applicable general price index from the dates the components were contributed or arose otherwise.

•	All items in the statement of profit or loss of the subsidiaries operating in Belarus, except non-monetary items in the statement of financial position that have effect over statement of profit or loss, are restated by applying the relevant conversion factors from the dates when the income and expense items were initially recorded in the financial statements.

•	The gain or loss on the net monetary position is the result of the effect of general inflation and is the difference resulting from the restatement of non-monetary assets, shareholders’ equity and statement of profit or loss items. The gain or loss on the net monetary position is included in net income.

•	The comparative amounts relating to the subsidiaries operating in Belarus in the consolidated financial statements of 2011, 2012, 2013 and 2014 are not restated. The translation effect of Belarusian Ruble (“BYR”) denominated equity accounts determined upon the application of inflation accounting to TL is accounted under translation reserve in the consolidated financial statements as at 31 December 2015.

(c)	Functional and presentation currency

The consolidated financial statements are presented in Turkish Lira (“TL”), rounded to the nearest thousand. Moreover, all financial information expressed in US Dollars (“USD” or “$”), Euro (“EUR”) and Ukranian Hryvnia (“UAH”) and Belarusian Ruble (“BYR”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of Eastasian Consortium BV (“Eastasia”), Beltur Coöperatief UA, and Turkcell Europe is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is UAH. The functional currency of Belarusian Telecommunication Network (“Belarusian Telecom”) and LLC Lifetech is BYR. The functional currency of Azerinteltek QSC (“Azerinteltek”) is Azerbaijan Manat.

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

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in Notes 4 and 36 and detailed analysis with respect to accounting estimates and critical judgments of allowance for doubtful receivables, useful lives or expected patterns of consumption of

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

the future economic benefits embodied in depreciable assets, commission fees, revenue recognition, income taxes and impairment testing for cash-generating unit containing goodwill are provided below:

Key sources of estimation uncertainty

Belarus

Belarusian economy is still expected to continue contracting while vulnerabilities to external developments remain. In December 2015, Belarusian Statistics Office announced that GDP contracted by 3.9% in 2015. Contraction in economy resulted from weak economic activity in Russia, weak domestic demand and devaluation in BYR along with tight monetary stance. National Bank of the Republic of Belarus (“NBRB”) raised its refinancing rate to 25% in January 2015 with worsening expectations for the Russian economy. BYR depreciated by 25% throughout 2014 and 57% in 2015 against USD and finished the year at 18,569 on 31 December 2015. BYR rate against USD stood at 20,985 as of 10 March 2016.Tight monetary policy is still seen necessary because of weak domestic demand and foreign exchange rate concerns. Foreign exchange reserves excluding gold and IMF money (SDR) have decreased by $0.65 million to $2.2 million within 2015 and decreased by another $0.33 million to $1.9 million at the end of February 2016. Belarus repaid $6 million of internal and external foreign currency debt in 2015. On the other hand, Russia’s postponing payments of loans maturing in 2015 and allowing payments to be made in Russian Ruble rather than USD led external debt repayments to be made in 2015 decrease from $4 million to $2.7 million. RMB swap agreement made with the Chinese Central Bank also strengthened Belarus’s debt repayment ability. Annual inflation for the year 2015 decreased to 12%, the lowest level for the last four years. In spite of the devaluation in BYR since 2014, inflationary pressures are expected to ease over the medium term due to Central Bank policies prioritizing the fight against inflation.

The three-year cumulative inflation at the end of 2011 was 153% primarily influenced by the high inflation of 109% experienced in 2011. As the cumulative inflation in the last three years exceeded 100%, Belarus was considered a hyperinflationary economy at the end of 2011. In this context, IAS 29 “Financial Reporting in Hyperinflationary Economies” was being applied by subsidiaries operating in Belarus in financial statements starting from their annual financial statements for the year ending 31 December 2011. However, decrease in inflation rate in subsequent years led the three-year cumulative rate as of the end of 2014 to decrease to 65% (31 December 2015: 52%). Accordingly, the economy of Belarus was considered to transit out of hyperinflationary status determined to cease applying IAS 29 starting from 1 January 2015. Therefore, subsidiaries operating in Belarus have not applied IAS 29 in 2015.

Ukraine

Ukrainian economy is still struggling with high level of inflation and economic recession but growth outlook has turned positive for 2016 at around 1-2% after 2015 GDP data showed pace of economic contraction sharply slowing and successful debt restructuring negotiations with creditors. IMF agreement reached in the first half of 2015 and fiscal and financial reforms that were approved in accordance by the parliament turned the economic outlook to positive. IMF disbursed a total of $11 million with two tranches in 2015; one in March and the other in August. As of December 2015, current account deficit improved by $4.4 million (down from $4.6 million in January-December 2014 to $0.2 million in January-December 2015). Ukraine international foreign exchange reserves increased by $5.8 million to $13.3 million at the end of December 2015, compared to year-end 2014 due to IMF agreement and fiscal and economic reforms approved by the parliament. Foreign exchange reserves increased by another $0.2 million to $13.5 million at the end of February 2016.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

2014 GDP had contracted by 6.8% and even though the contraction continued in all quarters of 2015, it slowed down to 1.2% in fourth quarter of 2015 from 7.2% in the third quarter of 2015. World Bank and IMF forecast 2015 economic recession to be 11% and 12%, respectively. 2015 annual inflation has decreased to 43.3% as of December 2015. 2015 year end inflation that still stood elevated due to rising food and energy prices and devaluation of local currency is expected to slow further as hikes in regulated prices less pronounced and positive base effects.

The local currency has stabilized with IMF agreement and National Bank of Ukraine’s (“NBU”) restrictions on foreign exchange market. In order to comply with IMF aid agreement, NBU introduced free float foreign exchange rate regime as well in February 2015. With the correction after the IMF aid agreement, UAH rate managed to fall to 21.53 on September 2015 but continued its devaluation with volatility in emerging markets and delayed IMF aid tranches in September-December and lost 52% of its value against USD to finish the year at 24.00 on 31 December 2015. UAH rate against USD stood at 26.18 as of 10 March 2016.

Ukraine finalized a debt restructuring deal of $18 million with foreign creditors at the end of August, 2015. With no debt repayments until 2019, risks for debt outlook are limited in the medium term.

In order to stop depreciation of UAH, NBU raised its refinancing rates to 9.5% from 6.5% on 15 April 2014, to 12.5% from 9.5% on 18 July 2014, to 14% from 12.5% on 13 November 2014, to 19.5% from 14% on 6 February 2015 and lastly to the highest policy rate in the world, 30% on 2 March 2015. NBU decided to ease its policy rate due to slowing inflation and stabilization of foreign exchange market from 30% to 27% in August 2015 and to 22% in September 2015.

Although the conflict in the eastern part of Ukraine continues to affect country’s economy, positive effects of IMF aid on reform process, frozen situation in the eastern part of the country and debt restructuring deal completed with foreign creditors are expected to support growth in future years by limiting further depreciation in UAH and decreasing risk premiums.

As of 31 December 2014, Astelit has impaired its assets in Crimea region amounting to TL 17,951. The risk of further annexations of Luhansk and Donetsk regions still remain as a possibility. As of 31 December 2015, the net book value of non-current assets of the Group located in Donetsk and Luhansk amounts to TL 20,687 and TL 2,908 respectively (31 December 2014: TL 33,478 and TL 5,493 respectively).

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

Consequently, the subsidiaries operating within Belarus and Ukraine may subject to foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying condensed interim consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus and Ukraine. The future economic situation of Belarus and Ukraine might differ from the Group’s expectations. As of 31 December 2015, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Azerbaijan

In 2015, AZN was devalued twice against USD by total of 99%. On 21 February 2015, AZN was depreciated by 34% from 0.78 to 1.05 against USD. Secondly, on 21 December 2015, AZN depreciated by 48% from 1.05 to 1.55 against USD. AZN rate against USD stood at 1.63 as of 10 March 2016.

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

In accordance with IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”, the residual value and the useful life of an asset shall be reviewed at least at each financial year-end and, if expectations differ from previous estimates, the change(s) shall be accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. As part of yearly review of useful lives of assets, the Group performed the necessary evaluation by considering current technological and economic conditions and recent business plans. Based on the evaluation performed, changes in the useful lives caused the following impacts on depreciation and amortization charges.

	Previous accounting estimate	Current accounting estimate	Impact
Depreciation and amortization charge for the year ended 31 December 2015	1,673,168	1,667,750	5,418

Due to the impracticability, the Group has not disclosed the effect of the change for the future periods.

Commission fees

Commission fees relate to information and entertainment services performed in Turkey where the Group acts as an agent in the transaction rather than as a principal. In April 2009, the IASB issued amendments to

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

the illustrative guidance in the appendix to IAS 18 “Revenue” in respect of identifying an agent versus a principal in a revenue-generating transaction. Based on this guidance; management considered the following factors in distinguishing between an agent and a principal:

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

Provisions, Contingent Liabilities and Contingent Assets

As detailed and disclosed in Note 34, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) during the year arising in the ordinary course of business. All of these investigations and litigations are evaluated by the Group Management in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and disclosed or accounted in the consolidated financial statements. Future results or outcome of these investigations and litigations might

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

differ from Group Management’s expectations. As of the reporting date, Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Annual impairment review

The Group tests annually whether goodwill and intangible asset not yet available for use have suffered any impairment in accordance with the accounting policy stated in Note 3. Additionally, the carrying amounts of Group’s nonfinancial assets are reviewed at each reporting date to determine whether there is an indication of impairment. If any indication exists the assets recoverable amount is estimated in accordance with the accounting policy stated in Note 3. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates as discussed in Note 14.

Fair value measurements and valuation processes

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 and 2 inputs are not available, the Group can engage third party qualified valuers to perform the valuation, if necessary. The management works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in Note 31.

Contracted handset sales

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company does not recognize any revenue for the device in these transactions by considering the below factors:

•	the Company is not primary obligor for the sale of handset,

•	the Company does not have control over the sale prices of handsets,

•	the Company has no inventory risk,

•	the Company has no responsibility on technical compability of equipment delivered to customers

•	the responsibility after sale belongs to the distributor and

•	the Company does not make any modification on the equipment.

Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 3(u), the change of the presentation currency of the consolidated financial statements from US Dollars to TL which is the functional currency of the Company and change in Company’s reportable segments (Note 6) the Group did not make any major changes to accounting policies during the current year.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes. Since the presentation currency of the consolidated financial statements changed from US Dollars to TL, the consolidated financial statements of the years ended December 31, 2014 and 2013 have been presented in TL for consistent presentation.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Group entities other than the change of the presentation currency of the consolidated financial statements from US Dollars to TL which is the functional currency of the Company and change in Company’s reportable segments (Note 6).

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

(iii)	Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company. In this context, the Group’s ownership interest in Euroasia was increased to 100% in July, 2015 and the deficit representing the difference between the non-controlling interests derecognized and the consideration paid for the acquisition of shares amounting to TL 929,013 has been reduced from retained earnings in July 2015 and attributed to the owners of the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate or a joint venture, or when the investment is classified as held for sale. When the Group retains an interest in the former associate or joint venture and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate or joint venture at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate or joint venture is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

or joint venture on the same basis as would be required if that associate or joint venture had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate or joint venture would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

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

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets where they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation, and which are recognized in the foreign currency translation reserve and recognized in profit or loss on disposal of the net investment.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to TL from the functional currency of the foreign operation at foreign exchange

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

rates ruling at the reporting date. The income and expenses of foreign operations are translated to TL at monthly average exchange rates excluding foreign operations in hyperinflationary economies which are translated to TL at exchange rates at the reporting date.

The income and expenses of foreign operations in hyperinflationary economies are translated to TL at the exchange rate at the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies, their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date.

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

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized directly in equity in the foreign currency translation reserves which shall be reclassified from equity to profit or loss on the disposal of a foreign operation. The Company has recognized net foreign exchange losses net of tax amounting to TL 200,248 and TL 62,260 resulting from net investment in their foreign operations located in Belarus and Ukraine respectively, in foreign currency translation reserves in the current period (31 December 2014: None).

(iii)	Translation from functional to presentation currency

Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entities operate, normally under their local currencies.

The consolidated financial statements are presented in Turkish Liras, which is the presentation currency of the Group. The Group started to use TL as the presentation currency starting from 31 December 2015 since the majority of the Group’s income and expenses are in TL. This change will align the Group’s in the Republic of Turkey and United States.

Assets and liabilities for each statement of financial position presented (including comparatives) are translated to TL at exchange rates at the statement of financial position date. Income and expenses for each statement of profit or loss (including comparatives) are translated to TL at monthly average exchange rates excluding operations in hyperinflationary economies which are translated to TL at exchange rates at the reporting date.

Foreign currency differences arising on retranslation are recognized directly in a separate component of equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward, swap and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading derivatives.

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

Also the Group enters into derivative financial instruments to manage its exposure to interest rate, including interest rate collar. Further details of derivative financial instruments are disclosed in Note 26 and 32.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

(iv)	Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by the Group are classified as either financial liabilities or as equity item in accordance with the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Group’s own equity instruments is recognized and deducted directly in/ from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Subordinated debt instruments

The foreign subsidiaries of the Company have issued subordinated debt instruments to the Company. These instruments are treated as equity instruments in subsidiaries’ separate financial statements and carried at historic cost in accordance with IAS 32 Financial Instruments: Presentation as it includes no contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer.

Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

Financial liabilities at fair value through profit or loss

Financial liabilities are classified as at fair value through profit or loss where the financial liability is either held for trading or it is designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the finance income and cost line items. Fair value is determined in the manner described in Note 31.

Other financial liabilities

Other financial liabilities, including borrowings and trade and other payables, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are initially stated at cost less accumulated depreciation (see below) and accumulated impairment losses (see note 3(h)(ii)). Property, plant and equipment related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

period which ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, property, plant and equipment related to the subsidiaries operating in Belarus are adjusted for the effects of inflation. However, decrease in inflation rate in subsequent years led the three-year cumulative rate as of the end of 2014 to decrease to 65%. Accordingly, the economy of Belarus was considered to transit out of hyperinflationary status and 2015 is determined to be appropriate to cease applying IAS 29. Therefore, subsidiaries operating in Belarus ceased applying IAS 29 in 2015.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21–25 years
Mobile network infrastructure	4–20 years
Fixed network infrastructure	3–25 years
Call center equipment	4–8 years
Equipment, fixtures and fittings	2–10 years
Motor vehicles	4–6 years
Central betting terminals	5–10 years
Leasehold improvements	3–5 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is an indicator of impairment.

(e)	Intangible assets

(i)	GSM and other telecommunication operating licenses

GSM and other telecommunication operating licenses that are acquired by the Group are measured at cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)). GSM and other telecommunication operating licenses related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period which ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011 and ceased by 1 January 2015, GSM and other telecommunication operating licenses related to the subsidiaries operating in Belarus are adjusted for the effects of inflation until 1 January 2015.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

(iii)	Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)). Other intangible related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary periods ceased by 31 December 2005. Since the inflation accounting commenced on 1 January 2011 and ceased by 1 January 2015, other intangible assets related to the subsidiaries operating in Belarus are adjusted for the effects of inflation until 1 January 2015.

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

(iv)	Subsequent expenditure

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

Borrowing costs should be capitalized as part of the cost of qualifying assets. Borrowing costs eligible for capitalization may include:

•	interest on loans and borrowings calculated using the effective interest rate method as described in IAS 39 – Financial Instruments: Recognition and Measurement; and

•	finance charges in respect of finance leases recognized in accordance with IAS 17 Leases.

•	exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are included in the cost of that asset. Such borrowing costs are capitalized as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs can be measured reliably. An entity shall cease capitalizing borrowing costs when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete.

An entity shall suspend capitalization of borrowing costs during extended periods in which it suspends active development of a qualifying asset.

Exchange differences arising from foreign currency borrowings should be capitalized.

The amount of borrowing costs that may be capitalized should lie between the following two amounts:

•	actual interest costs denominated in the foreign currency, translated at the actual exchange rate on the date on which the expense is incurred; and

•	notional borrowing costs based on commercial interest rates prevailing in the functional currency at the date of initial recognition of the borrowing.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Amortization

Amortization is recognized in the statement of profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Transmission lines	5 –10 years
Central betting system operating right	7 –10 years
Customer list	2 –15 years
Brand name	9 –10 years

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

(v)	Internally generated intangible assets—research and development expenditure

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

(vi)	Derecognition of intangible assets

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

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2015 and 2014, inventories mainly consist of simcards, scratch cards, handsets, modems and set-top box.

(h)	Impairment

(i)	Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

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

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible asset not yet available for use, the recoverable amount is estimated each year at the same time.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay up to a of maximum full TL 4,093 as at 31 December 2015, which is effective from 1 January 2016, per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

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

Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

the obligations under the contract exceed the economic benefits expected to be received under it. Other than the contract signed with Ministry of Transport, Maritime Affairs and Communications regarding the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) as explained in Note 34, the Group did not have any significant onerous contracts as at 31 December 2015 (31 December 2014: None except Evrensel Project).

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

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integral part of the remaining deliverable of the transactions.

Revenue allocated to products given where the Group is the principal, which is included in other revenue, is recognized when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. In particular campaigns, the dealer makes the handset sale to the subscribers whose instalments will be

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

collected by the Company based on the letter of undertaking signed by the subscriber. With the letters of undertaking, the dealer assigns its receivables from device sale to the distributor and the distributor assigns its receivables to the Company.

The Company pays the distributor the net present value of the instalments to be collected from the subscribers upfront and recognizes contracted receivable in its statement of financial position. The undue portion of assigned receivables from the distributors which were paid upfront by the Company is classified as “undue assigned contracted receivables” in trade receivables (Note 20). When monthly installment is invoiced to the subscriber, related portion is presented in “receivables from subscribers”. The Company collects the contracted receivables in installments during contract period and does not recognize any revenue for the device in these transactions as the Company is not the principal for the sale of handset.

Starting from 2014, the subscribers have an option to buy the handset by bank loan whose instalments will be collected by the Company on behalf of the bank. The Company does not bear any credit risk in this type of transaction. Since the Company collects the receivables during the contract period and is agent for the sale of device in this bank loan structure, the Company does not recognize any revenue for the device in these transactions.

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

AzerInteltek received authorization from Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed odds and paramutual sports betting business. Since AzerInteltek acts as a principal, total consideration received from the player less payout (distribution to players) and amounts collected from players on behalf of Ministry of Sports is recognized at the time all the services related with the games are fully rendered.

Azerinteltek has been authorized for the Lottery games by Azerlotereya. Azerinteltek has been generating commission revenue over Lottery games turnover through its own agencies by applying 15% commission rate according to agreement between Azerinteltek and Azerlotereya. Commission revenues are recognized at the time all the services related with the games are fully rendered.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future as the Group is able to control the reversal of the temporary difference. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

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

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses including revenue and expenses that relate to transactions with any of the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Group’s other components. All operating segments’ operating results are regularly reviewed by the Group management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Starting from 2015, the Group has changed its reportable segments which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s new internal reporting structure (Note 6).

The Group revised its operations under three reportable segments within the year 2015 in accordance with its integrated communication and technology services strategy as Turkcell Turkey, Turkcell International and Other which represent economical integrity.

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

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and any accumulated impairment losses.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

(i)	Depreciation

Depreciation is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives.

The estimated useful lives for the current and comparative periods are as follows:

Investment Property	25–45 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

(u)	New standards and interpretations

(i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements

None.

(ii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements

Amendments to IAS 19	Defined Benefit Plans: Employee Contributions [1]
Annual Improvements to 2010-2012 Cycle	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16 and IAS 38, IAS 24 [1]
Annual Improvements to 2011-2013 Cycle	IFRS 1, IFRS 3, IFRS 13, IAS 40 [1]

[1]	Effective for annual periods beginning on or after 1 July 2014.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

This amendment clarifies the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions, can, but are not required, to be recognised as a reduction in the service cost in the period in which the related service is rendered.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

IAS 40: Clarifying the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property.

(iii)	New and Revised IFRSs in issue but not yet effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments [2]
IFRS 14	Regulatory Deferral Accounts [1]
Amendments to IFRS 11	Accounting for Acquisition of Interests in Joint Operations [1]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation [1]
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants [1]
IFRS 15	Revenue from Contracts with Customers [2]
Amendments to IAS 27	Equity Method in Separate Financial Statements [1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture [1]
Annual Improvements to 2012-2014 Cycle	IFRS 5, IFRS 7, IAS 19, IAS 34 [1]
Amendments to IAS 1	Disclosure Initiative [1]
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception [1]
IFRS 16	Leases [3]

[1]	Effective for annual periods beginning on or after 1 January 2016.
[2]	Effective for annual periods beginning on or after 1 January 2018.
[3]	Effective for annual periods beginning on or after 1 January 2019.

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduces new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a “fair value through other comprehensive income (“FVTOCI”) measurement category for certain simple debt instruments.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 Regulatory Deferral Accounts permits an entity which is a first-time adopter of International Financial Reporting Standards to continue to account, with some limited changes, for ‘regulatory deferral account balances’ in accordance with its previous GAAP, both on initial adoption of IFRS and in subsequent financial statements.

IFRS 14 was issued by the IASB on 30 January 2014 and is applied to an entity’s first annual IFRS financial statements for a period beginning on or after 1 January 2016.

Amendments to IFRS 11 Accounting for Acquisition of Interests in Joint Operations

This amendment requires an acquirer of an interest in a joint operation in which the activity constitutes a business to:

•	apply all of the business combinations accounting principles in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11,

•	disclose the information required by IFRS 3 and other IFRSs for business combinations.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation

This amendment clarifies that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate for property, plant and equipment, and introduces a rebuttable presumption that an amortisation method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate, which can only be overcome in limited circumstances where the intangible asset is expressed as a measure of revenue, or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated. The amendment also adds guidance that expected future reductions in the selling price of an item that was produced using an asset could indicate the expectation of technological or commercial obsolescence of the asset, which, in turn, might reflect a reduction of the future economic benefits embodied in the asset.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:

•	Identify the contract with the customer,

•	Identify the performance obligations in the contract,

•	Determine the transaction price,

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

•	Allocate the transaction price to the performance obligations in the contracts,

•	Recognise revenue when the entity satisfies a performance obligation.

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

IFRS 7: Additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset, and clarification on offsetting disclosures in condensed interim financial statements.

IAS 19: Clarify that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.

IAS 34: Clarify the meaning of ‘elsewhere in the interim report’ and require a cross-reference.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

IFRS 16 Leases

This new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 “Leases” and related interpretations and is effective for periods beginning on or after 1 January 2019, with earlier adoption permitted if IFRS 15 ‘Revenue from Contracts with Customers’ has also been applied.

The Group is evaluating the effects of these standards on the consolidated financial statements.

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

(ii)	Investment property

The fair value of investment property is based on valuations performed by appointed independent registered appraisers taking into account valuation methods such as market data, discounted cash flow (“DCF”) method, replacement cost method, or the combination of two or all of these methods based on the applicability of the valuation method to the respective property. All these methods often provide different values for investment property, therefore the appraisers reconcile the varying results and meld the results of the methods utilized in a reasonable way. Based on the valuation method utilized, appraisers estimate the value of investment property which best reflects the market conditions at the balance sheet date.

(iii)	Intangible assets

The fair value of the brand acquired in the Superonline Iletisim Hizmetleri AS (“Turkcell Superonline”) business combination is based on the discounted estimated royalty payments that have been avoided as a result of the brand being owned. The fair value of customer list acquired in the Turkcell Superonline business combination are valued using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of the custom duty and VAT exemption agreement in the Belarusian Telecom business combination is based on the incremental cash flows method (cost saving approach) and this was used for the valuation analysis.

The fair value of mobile telephony licenses (GSM & UMTS) in the Belarusian Telecom business combination is based on the Greenfield (build-out) method, which is estimated to be appropriate and commonly used for the valuation of licenses, and this was used for the valuation analysis.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

The fair value of customer list acquired in business combinations was valued using the cost approach where by the subject asset was valued by using the information on a cost per subscriber basis under current market conditions and rates.

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

(v)	Trade and other receivables / due from related parties

The fair values of trade and other receivables and due from related parties are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(vi)	Derivatives

The fair value of forward exchange contracts, swap contracts and option contracts are based on their listed market price, if available. If a listed market price is not available, then fair values are derived from inputs other than quoted prices that are observable for the asset or liability or are derived by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

(vii)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(viii)	Contingent Consideration

The consideration the Group transfers in a business combination in exchange for the acquiree includes any asset or liability resulting from a contingent consideration arrangement. The Group recognises the acquisition-date fair value of contingent consideration as part of the consideration transferred in exchange for the acquiree.

The Group classifies an obligation to pay contingent consideration that meets the definition of a financial instrument as a financial liability or as equity on the basis of the definitions of an equity instrument and a financial liability considering IAS 32 Financial Instruments: Presentation.

If the consideration is within the scope of IAS 39, it shall be measured at fair value at each reporting date and changes in fair value are recognised in profit or loss in accordance with IAS 39.

If the consideration is not within the scope of IAS 39, it shall be measured at fair value at each reporting date and changes in fair value shall be recognised in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

5.	Financial risk management

The Group practice is to centrally manage the Group’s predetermined capital / debt ratios by capital injection or using available credit facilities. The Group obtains short and long-term borrowings according to the Group’s financial needs and market predictions. Debt instruments include commercial bank loans to Export Credit Agency loans, money market instruments and capital market instruments such as debt securities issued which are seldom used in order to maintain diversified source of financing. The Group’s financial borrowing ratios are monitored for all transactions in order to prevent any negative effect on the Group’s credit ratings.

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

For the year ended 31 December 2014, TL depreciated against USD by 8.6% and appreciated against the EUR by 3.9% whereas for the year ended 31 December 2015 TL depreciated against both USD and EUR by 25.4% and 12.7% respectively. For the year ended 31 December 2014, UAH depreciated against the USD by 97.3% compared to 31 December 2013 and 52.2% for the year ended 31 December 2015 compared to 31 December 2014. BYR depreciated against USD by 24.6% through 2014 compared to 31 December 2013 and 31 December 2015 depreciated by 56.7% when compared to the exchange rates as at 31 December 2014. Additional information related to Group’s exposure to currency risk is disclosed in Note 31.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

The Group’s policy is to provide financial guarantees only to majority-owned subsidiaries. At 31 December 2015, TL 1,101,195 guarantees were outstanding (31 December 2014: TL 3,191,271).

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

Currency risk

The Group is exposed to currency risk on certain revenues such as wholesale revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, payable in relation to the acquisition of a telecommunication license in Turkey,

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

deferred payments related to the acquisition of Belarusian Telecom that are denominated in a currency other than the respective functional currencies of Group entities, primarily TL for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR and USD.

The Group holds a significant portion of its cash portfolio in foreign currency to manage currency risk. Additionally, derivative financial instruments such as forward, swap and option contracts are used to hedge exposure to fluctuations in foreign exchange rates.

The Group’s investments in its equity accounted investee Fintur are not hedged with respect to the currency risk arising from the net assets as those net investments are considered to be long-term in nature.

Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group manages its financial liabilities by providing an appropriate distribution between fixed and floating rate debts. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings. The use of financial derivatives is governed by the Group’s policies approved by the Audit Committee, which provide written principles on the use of financial derivatives consistent with the Group’s treasury and risk management strategy. The Group also closely monitored various hedging alternatives to hedge interest risk with a minimum cost. In June 2011, the Group engaged in forward starting collar agreements for the half of its debt which are due in 2015 and exposed to interest rate risk. The collars hedged the variable interest rate risk for the period between 2013 and 2015.

6.	Operating Segments

Starting from 2015, the Group has changed its reportable segments which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s new internal reporting structure. Prior year corresponding information has been also restated in the current period according to the new reportable segments.

Some of these strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

The Group has two main reportable segments as of 2015 in accordance with its integrated communication and technology services strategy as Turkcell Turkey and Turkcell International. Turkcell Turkey reportable segment includes the operations of Turkcell, Superonline İletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dagitim Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri A.S. (“Turktell Interaktif”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), Eastasia, Euroasia, Astelit, Beltur , Beltel, Belarusian Telecom, UkrTower, Global LLC, Turkcell Europe, Lifetech LLC and Fintur Holdings B.V. (“Fintur”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan and non-group call center operations of Turkcell Global Bilgi.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

In first, second and third quarter of the year 2015, the operations of Turkcell Global Bilgi were included in Turkcell Turkey reportable segment. Since the Group changed its reportable segments which are the dominant source of information to evaluate the performance and to allocate resources in the fourth quarter of 2015, group call center operations of Global Bilgi were included in Turkcell Turkey reportable segment whereas non-group call center operations of Global Bilgi were included in Other reportable segment. Corresponding information for prior years have been also restated in the current period according to the new reportable segments. Since the assets and liabilities of Turkcell Global Bilgi could not be allocated to group and non-group operations and are mainly related to group operations, total assets and liabilities of Turkcell Global Bilgi are reported under Turkcell Turkey reportable segment except trade receivables.

Segment reporting of revenue has been revised to reflect the focus of the Group Management in marketing and sales around consumer and corporate customer groups.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Consumer segment revenue	9,127,329	8,282,297	—	—	—	—	—	—	9,127,329	8,282,297
Corporate segment revenue	2,031,743	1,907,373	—	—	—	—	—	—	2,031,743	1,907,373
Other Turkcell Turkey revenue	321,818	290,556	—	—	—	—	—	—	321,818	290,556
Turkcell International revenue	—	—	856,147	1,137,907	—	—	—	—	856,147	1,137,907
Other revenue	—	—	—	—	458,563	457,847	—	—	458,563	457,847
Eliminations	—	—	—	—	—	—	(26,185)	(32,393)	(26,185)	(32,393)
Total Revenue	11,480,890	10,480,226	856,147	1,137,907	458,563	457,847	(26,185)	(32,393)	2,769,415	12,043,587
Contribution to consolidated revenue*	11,466,282	10,457,050	844,416	1,128,821	458,717	457,716	—	—	12,769,415	12,043,587
Reportable segment adjusted EBITDA	3,759,590	3,326,389	245,959	281,011	134,484	154,643	511	(248)	4,140,544	3,761,795
Finance income	731,954	930,378	22,948	18,964	96,070	140,864	(94,933)	(134,805)	756,039	955,401
Finance cost	231,384	125,814	(1,127,230)	(1,497,828)	(68,676)	(124,334)	165,008	249,362	(799,514)	(1,246,986)
Monetary gain	—	—	—	205,068	—	—	—	—	—	205,068
Depreciation and amortization	(1,457,020)	(1,311,591)	(200,765)	(319,204)	(10,183)	(8,847)	218	185	(1,667,750)	(1,639,457)
Share of profit of equity accounted investees	—	4,466	367,336	202,821	—	—	—	—	367,336	207,287
Capital expenditure	7,751,746	1,982,343	770,211	158,001	14,273	4,452	—	—	8,536,230	2,144,796
Bad debt expense	(187,963)	(141,477)	(8,292)	(14,470)	(333)	16	—	—	(196,588)	(155,931)
Consumer segment revenue	8,282,297	7,892,672	—	—	—	—	—	—	8,282,297	7,892,672
Corporate segment revenue	1,907,373	1,758,884	—	—	—	—	—	—	1,907,373	1,758,884
Other Turkcell Turkey revenue	290,556	245,554	—	—	—	—	—	—	290,556	245,554
Turkcell International revenue	—	—	1,137,907	1,209,451	—	—	—	—	1,137,907	1,209,451
Other revenue	—	—	—	—	457,847	333,528	—	—	457,847	333,528
Eliminations	—	—	—	—	—	—	(32,393)	(32,202)	(32,393)	(32,202)
Total Revenue	10,480,226	9,897,110	1,137,907	1,209,451	457,847	333,528	(32,393)	(32,202)	12,043,587	11,407,887

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Contribution to consolidated revenue*	10,457,050	9,874,479	1,128,821	1,200,303	457,716	333,105	—	—	12,043,587	11,407,887
Reportable segment adjusted EBITDA	3,326,389	3,149,335	281,011	288,277	154,643	107,711	(248)	(871)	3,761,795	3,544,452
Finance income	930,378	740,088	18,964	17,440	140,864	144,192	(134,805)	(141,858)	955,401	759,862
Finance cost	125,814	10,578	(1,497,828)	(331,310)	(124,334)	(123,863)	249,362	240,014	(1,246,986)	(204,581)
Monetary gain	—	—	205,068	176,871	—	—	—	—	205,068	176,871
Depreciation and amortization	(1,311,591)	(1,173,239)	(319,204)	(413,697)	(8,847)	(7,872)	185	406	(1,639,457)	(1,594,402)
Share of profit of equity accounted investees	4,466	(717)	202,821	297,977	—	—	—	—	207,287	297,260
Capital expenditure	1,982,343	1,541,483	158,001	273,951	4,452	6,849	—	—	2,144,796	1,822,283
Bad debt expense	(141,477)	(137,409)	(14,470)	(15,947)	16	(22)	—	—	(155,931)	(153,378)

(*)	“Contribution to the consolidated revenue” represents operating segments’ revenues from companies other than those included in the consolidated financial statements. Group management monitors financial performance of the segments based on their separate financial statements. Contribution of operating segments on the Group’s revenue is presented to give additional information to the readers of the financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	As at 31 December 2015 and 2014
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Reportable segment assets	20,701,617	12,756,612	1,460,983	1,053,945	85,884	82,083	(10,921)	(8,097)	22,237,563	13,884,543
Investment in associates	—	—	981,939	667,539	—	—	—	—	981,939	667,539
Reportable segment liabilities	6,868,877	2,521,522	481,338	439,123	105,460	117,552	(10,089)	(8,225)	7,445,586	3,069,972

	As at 31 December 2014 and 2013
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Reportable segment assets	12,756,612	10,760,900	1,053,945	1,618,248	82,083	75,419	(8,097)	(8,525)	13,884,543	12,446,042
Investment in associates	—	—	667,539	535,622	—	—	—	—	667,539	535,622
Reportable segment liabilities	2,521,522	2,355,587	439,123	552,636	117,552	112,827	(8,225)	(11,230)	3,069,972	3,009,820

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	31 December 2015	31 December 2014	31 December 2013
Turkcell Turkey adjusted EBITDA	3,759,590	3,326,389	3,149,335
Turkcell International adjusted EBITDA	245,959	281,011	288,277
Other	134,484	154,643	107,711
Intersegment eliminations	511	(248)	(871)

Consolidated adjusted EBITDA	4,140,544	3,761,795	3,544,452
Finance income	756,039	955,401	759,862
Finance costs	(799,514)	(1,246,986)	(204,581)
Monetary gain	—	205,068	176,871
Other income	44,454	58,929	35,502
Other expenses	(270,446)	(135,177)	(94,300)
Share of profit of equity accounted investees	367,336	207,287	297,260
Depreciation and amortization	(1,667,750)	(1,639,457)	(1,594,402)

Consolidated profit before income tax	2,570,663	2,166,860	2,920,664

Income tax expense	(667,112)	(730,444)	(591,398)

Profit for the period	1,903,551	1,436,416	2,329,266

	31 December 2015	31 December 2014	31 December 2013
Assets
Total assets for reportable segments	22,162,600	13,810,557	12,379,148
Other assets	85,884	82,083	75,419
Intersegment eliminations	(10,921)	(8,097)	(8,525)
Investments in equity accounted investees	981,939	667,539	535,622
Other unallocated assets	2,987,808	9,142,129	8,302,936

Consolidated total assets	26,207,310	23,694,211	21,284,600

	31 December 2015	31 December 2014	31 December 2013
Liabilities
Total liabilities for reportable segments	7,350,215	2,960,645	2,908,223
Other liabilities	105,460	117,552	112,827
Intersegment eliminations	(10,089)	(8,225)	(11,230)
Other unallocated liabilities	4,342,822	3,913,594	3,539,645

Consolidated total liabilities	11,788,408	6,983,566	6,549,465

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	31 December 2015	31 December 2014	31 December 2013
Revenues
Turkey	11,779,345	10,735,138	10,076,874
Ukraine	571,630	765,410	866,846
Azerbaijan	145,654	179,628	130,710
Belarus	141,219	151,845	150,697
Turkish Republic of Northern Cyprus	125,668	135,954	126,177
Germany	5,899	75,612	56,583

	12,769,415	12,043,587	11,407,887

	31 December 2015	31 December 2014	31 December 2013
Non-current assets
Turkey	15,032,606	8,764,282	7,562,211
Ukraine	993,546	491,639	998,380
Belarus	224,784	288,853	344,595
Turkish Republic of Northern Cyprus	116,180	104,122	98,870
Azerbaijan	14,727	10,689	10,584
Germany	—	106	9,422
Unallocated non-current assets	1,030,610	726,808	617,118

	17,412,453	10,386,499	9,641,180

7.	Acquisition of subsidiaries

Acquisition of Metronet Iletisim Teknoloji AS

On 31 January 2014, Superonline Iletisim Hizmetleri AS (“Turkcell Superonline”) signed a Share Purchase Agreement (“SPA”) to acquire a 100% stake in Metronet Iletisim Teknoloji AS (“Metronet”), which is specialized in rendering of telecommunications services. On 15 April 2014, the control over Metronet is acquired from ES Mali Yatirim ve Danismanlik AS for a nominal consideration of TL 27,045.

Subsequent to the acquisition, Metronet reported revenue of TL 1,894 and loss of TL 904 until Turkcell Superonline merger. Since Metronet’s statement of profit or loss prepared in accordance with IFRS for the year ended 31 December 2013 is not available, the estimated revenue and profit or loss for the current reporting period if the acquisition had occurred on 1 January 2014 could not be disclosed.

After the acquisition of Metronet in 2014, management merged the Metronet’s operations with its wholly owned subsidiary, Turkcell Superonline on 4 July 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Acquisition of Metronet Iletisim Teknoloji AS

The acquisition of Metronet had the following effect on the Group’s assets and liabilities on the acquisition date:

	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition
Property, plant and equipment	38,995	(26,897)	12,098
Intangible assets	542	702	1,244
Other non-current assets	5,302	—	5,302
Deferred tax assets	6,326	5,239	11,565
Trade receivables and accrued income	2,004	—	2,004
Other current assets	931	—	931
Cash and cash equivalents	446	—	446
Loans and borrowings-non current	(900)	—	(900)
Loans and borrowings-current	(1,474)	—	(1,474)
Trade and other payables	(2,086)	—	(2,086)

Net identifiable assets and liabilities	50,086	(20,956)	29,130

Present value of the acquisition consideration			27,045
Less: fair value of identifiable net assets acquired			(29,130)

Bargain purchase gain on acquisition			(2,085)

Consideration paid in cash			(26,445)
Add: cash and cash equivalent balances acquired			446

Net cash and cash equivalent effect of the business combination			(25,999)

The fair value of intangible assets and liabilities recognized on acquisition has been determined based on independent valuation.

The bargain purchase gain on the acquisition has been included in other income in the Group’s consolidated statement of profit or loss.

The Group incurred acquisition-related costs of TL 70 related to external consultancy costs which are included in administrative expenses in the Group’s statement of profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

8.	Revenue

	2015	2014	2013
Communication fees	10,813,598	10,437,154	10,242,800
Revenue from betting business	145,654	179,628	130,710
Call center revenue	185,771	165,714	110,703
Commission fees on betting business	131,871	118,290	99,664
Monthly fixed fees	33,018	51,518	75,900
Simcard sales	31,518	31,700	29,784
Other revenue (*)	1,427,985	1,059,583	718,326

	12,769,415	12,043,587	11,407,887

(*)	Other revenue consists of handsets, modems, internet subscription revenue, tower rent incomes and other several revenue.

9.	Other income and expenses

Other income amounts to TL 44,454, TL 58,929 and TL 35,502 for the years ended 31 December 2015, 2014 and 2013, respectively. Other income for the year ended 31 December 2015 mainly consists of gain on disposal of fixed asset sales. Other income for the year ended 31 December 2014 mainly consists of proceeds from sale of A-Tel amounting to TL 19,161 as explained in Note 16.

Other expenses amount to TL 270,446, TL 135,177 and TL 94,300 for the years ended 31 December 2015, 2014 and 2013, respectively. Other expenses for the year ended 31 December 2015 mainly consist of commercial agreements termination expenses and litigation expenses. Other expenses as of 31 December 2014 mainly consist of payments and provisions for the penalties imposed by ICTA for not complying with relevant regulations as explained in Note 34 and payments regarding to litigation expenses to consolidated financial statements. Other expenses as of 31 December 2013 mainly consist of payments and provisions for the penalties imposed by ICTA for not complying with relevant regulations as explained in Note 34, and impairment recognized on the Group’s investment in T-Medya and Aks TV amounting to TL 18,466 and TL 19,408 respectively.

10.	Personnel expenses

	2015	2014	2013
Wages and salaries (*)	1,317,655	1,185,382	1,129,914
Increase in liability for long-service leave (**)	30,593	32,435	28,673
Contributions to defined contribution plans	8,364	7,876	6,576

	1,356,612	1,225,693	1,165,163

(*)	Wages and salaries include compulsory social security contributions and bonuses.
(**)	The actuarial losses / (gains) for the years ended 31 December 2015, 2014 and 2013 amounting to TL 13,466, TL 819 and TL (5,287) respectively, are reflected in other comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

11.	Finance income and costs

Recognized in the statement of profit or loss:

	2015	2014	2013
Interest income on bank deposits	303,221	650,780	511,432
Interest income on late payment and contracted receivables	436,024	285,916	217,672
Premium income on option contracts	1,070	2,770	870
Discount interest income	13,865	9,596	23,780
Other interest income	1,859	6,339	6,108

Finance income	756,039	955,401	759,862

Net foreign exchange loss	(489,320)	(1,110,833)	(75,592)
Interest expense on financial liabilities measured at amortized cost	(224,724)	(120,414)	(113,267)
Litigation late payment interest expense	(68,083)	(6,963)	(3,864)
Option premium expense	(2,290)	(33)	(189)
Other	(15,097)	(8,743)	(11,669)

Finance cost	(799,514)	(1,246,986)	(204,581)

Net finance income / (loss)	(43,475)	(291,585)	555,281

Capitalization rates and amounts other than borrowings made specifically for the purpose of acquiring a qualifying asset are 9.7%, 12.8% and 11.4%, TL 75,315, TL 15,320 and TL 14,451 for the years ended 31 December 2015, 2014 and 2013, respectively.

Net finance income or expense amounts to TL (43,475), TL (291,585) and TL 555,281 for the years ended 31 December 2015, 2014 and 2013, respectively.

The foreign exchange income amounting to TL 555,297, TL 230,246 and TL 146,269 have been presented on net basis with foreign exchange losses for the years ended 31 December 2015, 2014 and 2013, respectively.

Net foreign exchange loss is mainly attributable to the foreign exchange losses in Belarusian Telecom operating in Belarus amounting to TL 392,607, TL 294,532 and TL 123,575 and foreign exchange loss in Astelit operating in Ukraine amounting to TL 465,452, TL 991,150 and TL 7,588 foreign exchange loss for the years ended 31 December 2015, 2014 and 2013 respectively. Foreign exchange losses from Belarusian Telecom and Astelit exclude foreign exchange losses arising in the foreign operations’ individual financial statements which have been recognized directly in equity in the foreign currency translation differences in the consolidated financial statements in accordance with accounting policy for net investment in foreign operations as disclosed in Note 3b.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

12.	Income tax expense

	2015	2014	2013
Current tax expense
Current period	(591,297)	(709,437)	(650,513)

Deferred tax benefit
Origination and reversal of temporary differences	(98,678)	(21,384)	23,012
Utilization of previously unrecognized tax losses	22,863	377	36,103

	(75,815)	(21,007)	59,115

Total income tax expense	(667,112)	(730,444)	(591,398)

Income tax recognized directly in equity

	Before tax	Tax (expense)/ benefit	Net of tax
2015
Foreign currency translation differences	(384,466)	(5,749)	(390,215)
Change in cash flow hedge reserve	719	—	719
Change in actuarial gain / (loss)	(13,466)	2,563	(10,903)

	(397,213)	(3,186)	(400,399)

2014
Foreign currency translation differences	468,478	(3,646)	464,832
Change in cash flow hedge reserve	1,089	—	1,089
Change in actuarial gain / (loss)	(819)	196	(623)

	468,748	(3,450)	465,298

2013
Foreign currency translation differences	(186,919)	6,766	(180,153)
Change in cash flow hedge reserve	541	—	541
Change in actuarial (loss) / gain	5,287	(1,026)	4,261

	(181,091)	5,740	(175,351)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Reconciliation of effective tax rate

The reported income tax expense for the years ended 31 December 2015, 2014 and 2013 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		2015		2014		2013
Profit for the year		1,903,551		1,436,416		2,329,266
Total income tax expense		667,112		730,444		591,398

Profit before income tax		2,570,663		2,166,860		2,920,664

Income tax using the Company’s domestic tax rate	20%	(514,133)	20%	(433,372)	20%	(584,133)
Effect of tax rates in foreign jurisdictions	2%	(52,688)	2%	(51,277)	1%	(23,018)
Tax exempt income	—	3,685	—	5,867	—	2,210
Non-deductible expenses and permanent differences	1%	(16,104)	3%	(72,484)	1%	(42,698)
Tax incentives	—	3,378	—	2,984	—	1,883
Utilization of previously unrecognized tax losses	(1)%	22,863	—	377	(1)%	36,103
Unrecognized deferred tax assets	8%	(198,364)	12%	(255,048)	2%	(66,559)
Difference in effective tax rate of equity accounted investees	(2)%	55,100	(1)%	30,423	(2)%	44,697
Deferred tax effect of investment in subsidiaries	(1)%	32,926	—	—	—	—
Other	—	(3,775)	(2)%	42,086	(1)%	40,117

Total income tax expense		(667,112)		(730,444)		(591,398)

The income taxes payable amounting to TL 12,855, TL 154,785 and TL 138,888 as at 31 December 2015, 2014 and 2013, respectively, represents the amount of income taxes payable in respect of related taxable profit for the years ended 31 December 2015, 2014 and 2013, respectively netted off with advance tax payments.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

13.	Property, plant and equipment

Balance as at 1 January 2015	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Transfers to Investment Property	Effects of movements in exchange rates	Balance as at 31 December 2015
Cost or deemed cost
Network infrastructure (All operational)	10,918,769	358,297	(652,051)	1,061,692	—	—	(384,381)	11,302,326
Land and buildings	516,724	20,167	—	310	—	(144,268)	(3,567)	389,366
Equipment, fixtures and fittings	564,429	57,204	(30,632)	1,467	—	—	(6,005)	586,463
Motor vehicles	35,807	883	(1,609)	—	—	—	(1,405)	33,676
Leasehold improvements	228,530	30,008	(23,575)	72,460	—	—	(1,247)	306,176
Construction in progress	444,200	1,715,044	(877)	(1,136,521)	(2,523)	—	(13,965)	1,005,358

Total	12,708,459	2,181,603	(708,744)	(592)	(2,523)	(144,268)	(410,570)	13,623,365

Accumulated depreciation
Network infrastructure (All operational)	5,900,269	1,016,762	(647,280)	—	17,990	—	(311,042)	5,976,699
Land and buildings	231,044	15,950	—	—	(2,851)	(101,634)	(1,882)	140,627
Equipment, fixtures and fittings	456,100	42,062	(29,998)	—	9	—	(5,555)	462,618
Motor vehicles	29,615	2,872	(1,474)	—	—	—	(1,309)	29,704
Leasehold improvements	197,835	15,826	(20,610)	—	896	—	(1,724)	192,223

Total	6,814,863	1,093,472	(699,362)	—	16,044	(101,634)	(321,512)	6,801,871

Total property, plant and equipment	5,893,596	1,088,131	(9,382)	(592)	(18,567)	(42,634)	(89,058)	6,821,494

Depreciation expenses for the years ended 31 December 2015, 2014 and 2013 are TL 1,112,039, TL 1,154,814 and TL 1,137,972 respectively including impairment losses and recognized in direct costs of revenues.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

The impairment losses on property, plant and equipment for the years ended 31 December 2015, 2014 and 2013 are TL 18,567, TL 83,761 and TL 82,415 respectively and recognized in depreciation expense.

	Balance as at 1 January 2014	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effect of movements in exchange rates and hyperinflation	Balance as at 31 December 2014
Cost or deemed cost
Network infrastructure (All operational)	11,129,167	230,617	(841,887)	1,257,785	—	10,685	(867,598)	10,918,769
Land and buildings	506,112	25,433	—	81	—	—	(14,902)	516,724
Equipment, fixtures and fittings	528,892	53,363	(9,053)	2,370	—	617	(11,760)	564,429
Motor vehicles	35,090	2,290	(1,495)	212	—	—	(290)	35,807
Leasehold improvements	233,486	4,185	(6,422)	438	—	—	(3,157)	228,530
Construction in progress	529,484	1,252,011	(3,613)	(1,292,861)	(2,240)	796	(39,377)	444,200

Total	12,962,231	1,567,899	(862,470)	(31,975)	(2,240)	12,098	(937,084)	12,708,459

Accumulated depreciation
Network infrastructure (All operational)	6,219,414	1,001,706	(830,671)	—	81,434	—	(571,614)	5,900,269
Land and buildings	217,392	18,519	—	—	—	—	(4,867)	231,044
Equipment, fixtures and fittings	439,474	35,584	(8,341)	—	50	—	(10,667)	456,100
Motor vehicles	27,172	3,891	(1,403)	—	22	—	(67)	29,615
Leasehold improvements	194,122	11,353	(5,362)	—	15	—	(2,293)	197,835

Total	7,097,574	1,071,053	(845,777)	—	81,521	—	(589,508)	6,814,863

Total property, plant and Equipment	5,864,657	496,846	(16,693)	(31,975)	(83,761)	12,098	(347,576)	5,893,596

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2015, net carrying amount of fixed assets acquired under finance leases amounted to TL 91,395 (31 December 2014: TL 107,207 and 31 December 2013: TL 111,194).

Property, plant and equipment under construction

Construction in progress mainly consisted of capital expenditures resulting from 4.5G license as at 31 December 2015 and GSM and fixed-line network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), Belarusian Telecom and Turkcell Superonline as at 31 December 2014.

14.	Intangible assets

Turkcell 2G License

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of TL 333,372 as at 31 December 2015 (31 December 2014: TL 379,355). The amortization period of the license will end in 2023.

Turkcell 3G License

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for a duration of 20 years starting from 30 April 2009. The carrying amount as at 31 December 2015 is TL 512,958 and the amortization period of the license will end in 2029 (31 December 2014: TL 551,430).

Turkcell 4.5G License

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G, license tender, was held by the Information Technologies and Communication Authority. The Company has been awarded for 13 years with; 2x10 MHz frequency band in 800 MHz spectrum for EUR 372,926 (equivalent to TL 1,185,010 as at 31 December 2015), 2x1.4 MHz frequency band in 900 MHz spectrum for EUR 39,940 (equivalent to TL 126,913 as at 31 December 2015), 2x29.8 MHz frequency band in 1800 MHz spectrum for EUR 430,000 (equivalent to TL 1,366,368 as at 31 December 2015), 2 units of 2x5 MHz frequency band in 2100 MHz spectrum for EUR 348,000 (equivalent to TL 1,105,805 as at 31 December 2015), 1x10 MHz frequency band in 2100 MHz spectrum for EUR 35,664 (equivalent to TL 113,326 as at 31 December 2015), 2x25 MHz frequency band in 2600 MHz spectrum for EUR 384,000 (equivalent to TL 1,220,198 as at 31 December 2015) and 1x10 MHz frequency band in 2600 MHz spectrum for EUR 12,930 (equivalent to TL 41,086 as at 31 December 2015). The tender price for total frequency band of 172.4 MHz is EUR 1,623,460 (equivalent to TL 5,158,706 as at 31 December 2015) (excluding VAT by 18%). IMT authorization period expires on 30 April 2029 and operators will be able to commence service delivery starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum amounting to EUR

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

39,940 (equivalent to TL 126,913 as at 31 December 2015) and 2 units of 2x5 MHz frequency band in 2100 MHz spectrum amounting to EUR 348,000 (equivalent to TL 1,105,805 as at 31 December 2015) are in operation as at 1 December 2015 and have been recorded as GSM and other telecommunication operating licenses. Remaining packages amounting to EUR 1,235,520 (equivalent to TL 3,925,988 as at 31 December 2015) will be ready to use on 1 April 2016 and have been recorded as 4.5G license not yet available for use. As at 31 December 2015, the carrying amount of 4.5G License is TL 5,222,687.

Tender price amounting to EUR 1,623,460 (equivalent to TL 5,158,706 as at 31 December 2015) (excluding VAT of 18%) will be paid semi-annually by four equal installments total of which are amounting to EUR 1,655,290 (equivalent to TL 5,259,850 as at 31 December 2015) including interest and excluding VAT of 18%. On 26 October 2015, the Company made the payment amounting to TL 1,321,873 for the original amount of EUR 413,823 as first installment and total VAT amounting to TL 933,447 for the original amount of EUR 292,223 in cash. Last installment will be paid on 27 April 2017.

Astelit 3G License

3G License tender in Ukraine was held on 23 February 2015. Astelit submitted a bid of UAH 3,355,400 (equivalent to TL 406,495 as at 31 December 2015) and was awarded the first lot for 15 years, which is the 1920-1935 / 2110-2125 MHz frequency band. Official notification was received on 2 March 2015 and the license payment was made on 19 March 2015. The cost of 3G license has been presented in GSM and other telecommunication operating licenses as at 31 December 2015. In May 2015, Astelit made the payment amounting to UAH 357,568 (equivalent to TL 43,318 as at 31 December 2015) for the first installment of conversion of spectrum from military use and committed approximately UAH 426,311 (equivalent to TL 51,646 as of 31 December 2015) for the remaining installments of the conversion. Committed amount will be subject to change according to the inflation rates at the date of the payments.

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets were tested for impairment as at 31 December 2015.

Astelit

Independent appraisals were obtained for fair values to determine recoverable amount for Astelit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2015, impairment test for long-lived assets of Astelit is made on the assumption that Astelit is the cash generating unit.

As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Astelit, no impairment was recognized. The assumptions used in value in use calculation of Astelit were:

A 29.5% post-tax WACC rate for 2016 to 2021, a 28.7% post-tax WACC rate for after 2021 and a 6.0% terminal growth rate were used to extrapolate cash flows beyond the 6-year forecasts based on the business plans. The pre-tax rate for disclosure purposes was 30.6%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Belarusian Telecom

The aggregate carrying amount of goodwill arising from the acquisition of Belarusian Telecom was totally impaired as at 31 December 2011. The gross amount of goodwill accumulated impairment losses adjusted for the effects of hyperinflation and translation would have been amounting to TL 412,059 as at 31 December 2015 (31 December 2014: TL 514,964 and 31 December 2013: TL 507,867). The cumulative impairment loss recognized in the statement of profit and loss is TL 228,774.

Independent appraisals were obtained for fair values to determine recoverable amount for Best. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2015, impairment test for long-lived assets of Best is made on the assumption that Best is the cash generating unit.

As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Best, no impairment was recognized. The assumptions used in value in use calculation of Best were:

A 31.1% post-tax WACC rate for 2016 to 2020, a 30.5% post-tax WACC rate for after 2020 and a 11.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. The pre-tax rate for disclosure purposes was 32.6%.

Impairment testing for cash-generating units containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Turkcell Superonline as at 31 December 2015, the date of the goodwill impairment test.

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

Turkcell Superonline

As at 31 December 2015, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is TL 32,834 (31 December 2014: TL 32,384 and 31 December 2013: TL 32,834).Independent appraisal was obtained for fair value to determine recoverable amounts. As the recoverable value based on the value in use of the cash generating units was estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2015. The calculation of the value in use was based on the following key assumptions:

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

The projection period for the purposes of goodwill impairment testing was taken as 5 years between 1 January 2016 and 31 December 2020.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.5%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.

A 16.5% post-tax WACC rate was applied in determining the recoverable amount of the cash-generating unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at pre-tax discount rate gave same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 20.2%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Impairment testing for intangible assets not yet available for use

Turkcell

As at 31 December 2015, impairment test for long-lived assets of Turkcell was performed on the assumption that Turkcell Turkey Mobile is a cash generating unit. As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Turkcell, no impairment was recognized. The assumptions used in value in use calculation of Turkcell were:

A 14.0% post-tax discount rate and a 5.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. The pre-tax rate for disclosure purposes was 16.2%.

	Balance at 1 January 2015	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 December 2015
Cost
GSM and other telecommunication operating licenses	2,334,822	9,092	(31,263)	1,653,536	(15,458)	3,950,729
Computer software	4,730,454	377,853	(4,155)	279,213	(41,309)	5,342,056
Transmission lines	62,789	8,717	—	—	—	71,506
Central betting system operating right	11,758	149	—	—	—	11,907
Indefeasible right of usage	42,132	—	—	—	—	42,132
Brand name	7,040	—	—	—	—	7,040
Customer base	15,512	—	—	—	—	15,512
Goodwill	32,834	—	—	—	—	32,834
Other	22,370	7,111	—	232	—	29,713
4.5G license not yet available for use	—	5,230,471	—	(1,245,517)	—	3,984,954
Construction in progress	3,414	736,817	—	(686,872)	(762)	52,597

Total	7,263,125	6,370,210	(35,418)	592	(57,529)	13,540,980

Accumulated amortization
GSM and other telecommunication operating licenses	1,332,732	125,258	(31,263)	—	3,217	1,429,944
Computer software	3,393,650	406,652	(2,297)	—	(26,295)	3,771,710
Transmission lines	48,530	3,528	—	—	—	52,058
Central betting system operating right	8,786	877	—	—	—	9,663
Indefeasible right of usage	12,552	2,894	—	—	—	15,446
Brand name	4,400	704	—	—	—	5,104
Customer base	8,690	1,421	—	—	—	10,111
Other	6,390	7,917	—	—	—	14,307

Total	4,815,730	549,251	(33,560)	—	(23,078)	5,308,343

Total intangible assets	2,447,395	5,820,959	(1,858)	592	(34,451)	8,232,637

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Amortization expenses on intangible assets other than goodwill for the years ended 31 December 2015, 2014 and 2013 are TL 549,251, TL 481,737 and TL 456,274 respectively including impairment losses and recognized in direct cost of revenues. The impairment losses on intangible assets for the years ended 31 December 2015, 2014 and 2013 are nil, TL 12,063 and TL 31,087 respectively and recognized in depreciation expense. Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is TL 123,067 for the years ended 31 December 2015 (31 December 2014: TL 110,391).

	Balance at 1 January 2014	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2014
Cost
GSM and other telecommunication operating licenses	2,373,715	11,627	(1,228)	7,400	—	—	(56,692)	2,334,822
Computer software	4,244,677	395,998	(1,780)	159,509	—	146	(68,096)	4,730,454
Transmission lines	52,073	10,834	—	—	—	—	(118)	62,789
Central betting system operating right	11,465	604	—	—	—	—	(311)	11,758
Indefeasible right of usage	39,459	2,433	(86)	—	—	—	326	42,132
Brand name	7,040	—	—	—	—	—	—	7,040
Customer base	14,414	—	—	—	—	1,098	—	15,512
Goodwill	32,834	—	—	—	—	—	—	32,834
Other	5,557	7,208	—	10,663	—	—	(1,058)	22,370
Construction in progress	2,819	147,181	—	(145,597)	—	—	(989)	3,414

Total	6,784,053	575,885	(3,094)	31,975	—	1,244	(126,938)	7,263,125

Accumulated amortization
GSM and other telecommunication operating licenses	1,259,472	104,943	(1,228)	—	11,087	—	(41,542)	1,332,732
Computer software	3,083,319	354,830	(389)	(761)	976	—	(44,325)	3,393,650
Transmission lines	47,766	868	—	—	—	—	(104)	48,530
Central betting system operating right	8,307	790	—	—	—	—	(311)	8,786
Indefeasible right of usage	9,404	2,825	—	—	—	—	323	12,552
Brand name	3,696	704	—	—	—	—	—	4,400
Customer base	7,320	1,370	—	—	—	—	—	8,690
Other	2,375	3,344	—	761	—	—	(90)	6,390

Total	4,421,659	469,674	(1,617)	—	12,063	—	(86,049)	4,815,730

Total intangible assets	2,362,394	106,211	(1,477)	31,975	(12,063)	1,244	(40,889)	2,447,395

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

15.	Investment property

The Group transferred various properties from owner occupied asset to investment property to earn rental income and/or for capital appreciation in 2015.

Determination of the fair value of the Group’s investment properties

The fair value of the Group’s investment properties as at 31 December 2015 has been arrived at on the basis of a valuation carried out on the respective dates by independent valuation companies which are authorized by the Capital Markets Board, and have appropriate qualifications and recent experience in the valuation of properties in the relevant locations. The fair value of these investment properties was determined using a variety of valuation methods which are: income approach methods, (direct capitalization approach and income capitalization approach), cost approach and market approach. In estimating the fair value of the properties, the highest and best use of the property is its current use.

The rental income obtained during the year ended 31 December 2015 is TL 1,836 (31 December 2014: TL 1,102). Total direct operating expense from investment property during the year ended 31 December 2015 is TL 126 (31 December 2014: TL 119).

Details of the Group’s investment properties and information about the fair value hierarchy as at 31 December 2015 and 2014 are as follows:

31 December 2015	Level 1	Level 2	Level 3	Valuation Method
Investment properties in İstanbul:
- Istanbul Tepebasi	—	—	310,070	Direct capitalization
- Kucukcekmece	—	—	12,240	Market approach&Cost approach
Investment properties in Gebze	—	—	11,802	Income capitalization
Investment properties in Izmir	—	—	39,867	Market approach
Other investment properties	—	—	22,281	Market approach
Other investment properties	—	—	5,199	Cost approach

Total	—	—	401,459

31 December 2014	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze	—	—	13,398	Income capitalization

(*)	There were no transfers between Level 1 and Level 2 during the year.

Significant unobservable inputs and sensitivity of the respective investment properties based on the valuation method are as follows:

Fair value of the investment property which is measured based on the “direct capitalization” approach will increase / (decrease) significantly, when there is a significant decrease/ (increase) in capitalization rate and a significant increase/ (decrease) in current market rentals. Capitalization rate is calculated by dividing comparable properties’ annual net operating income by the selling price of the respective properties.

In the “income capitalization” approach, a significant increase/ (decrease) in rentals will cause a significant increase/ (decrease) in the fair value. In addition, a slight decrease/ (increase) in risk premium and discount rate which are calculated by considering the current market conditions will cause a significant increase/ (decrease) in the fair value.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

In the “cost approach”, a significant increase/ (decrease) of construction costs and miscellaneous costs of any similar properties in the market will cause a significant increase/ (decrease) in the fair value.

In the “market approach”, a significant increase/ (decrease) in the market value of any properties which are located in the similar areas with similar conditions will cause a significant increase (decrease) in the fair value.

	31 December 2015	31 December 2014
Cost value
Opening balance	20,199	20,199
Transfer from tangible fixed assets (*)	144,268	—

Ending balance	164,467	20,199

Accumulated depreciation
Opening balance	(6,801)	(3,895)
Transfer from tangible fixed assets	(101,634)	—
Charge for the year and impairmentduring the period (**)	(6,460)	(2,906)

Ending balance	(114,895)	(6,801)

Carrying value	49,572	13,398

(*)	The real estates of the Group, which are held for obtaining rental or appreciation income as of 31 December 2015, are classified as investment property.
(**)	The impairment losses on investment property for the year ended 31 December 2015 is TL 2,592 and recognized in depreciation expense. (31 December 2014: TL 2,364)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

16.	Investments in equity accounted investees

The Group’s share of profit in its equity accounted investees for the years ended 31 December 2015, 2014 and 2013 are TL 367,336, TL 207,287 and TL 297,260, respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows (The summarized of financial information is presented in USD):

	Ownership	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-controlling interest	Equity attributable to parent	Total liabilities and equity
31 December 2015
Fintur (associate)	41.45%	770,402	923,237	1,693,639	316,504	482,668	189,441	705,026	1,693,639

		770,402	923,237	1,693,639	316,504	482,668	189,441	705,026	1,693,639

31 December 2014
Fintur (associate)	41.45%	659,282	1,577,070	2,236,352	434,472	910,381	334,584	556,915	2,236,352

		659,282	1,577,070	2,236,352	434,472	910,381	334,584	556,915	2,236,352

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Revenues	Profit/loss*	Other comprehensive income*	Total comprehensive income*
2015
Fintur	1,325,535	327,194	(592,741)	(265,547)

	1,325,535	327,194	(592,741)	(265,547)

2014
Fintur	1,801,432	227,988	(47,694)	180,294
A-Tel	—	4,191	—	4,191

	1,801,432	232,179	(47,694)	184,485

2013
Fintur	2,035,678	375,748	(39,156)	336,592
A-Tel	—	(771)	—	(771)

	2,035,678	374,977	(39,156)	335,821

*	The figures present the amounts attributable to the parent.

Fintur

The Company’s investment in Fintur Holdings BV (“Fintur”) amounts to TL 981,939 as at 31 December 2015 (31 December 2014: TL 667,539).

In 2013, Fintur decided to distribute a dividend amounting to $105,000. The Company reduced the carrying value of investments in Fintur by the accrued dividend of $43,523 and this amount has been collected in July 2013.

In the General Assembly of Shareholders’ Meeting of Fintur, it has been decided on 23 July 2014 to distribute a dividend amounting to $112,000. The Company reduced the carrying value of investments in Fintur by the accrued dividend of $46,424 and this amount has been collected in July 2014.

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. (“Azercell”), a 51% owned consolidated subsidiary of Fintur, was completed. The non-controlling shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%. At the same time, the non-controlling shareholders in Azertel increased their ownership to 49%. Fintur’s effective ownership in Azercell therefore remained at 51%. One of the non-controlling shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding significant decisions at the General Assembly. Fintur has initially accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest and the amounts recognized in equity regarding the measurement of put option amounting to TL (633,351) is accounted under equity, in accordance with the Group’s accounting policy.

On 17 September 2015, TeliaSonera, which is one of Company’s major shareholders and also the shareholder of Fintur with a 58.55% stake, announced its intent to exit from its Euroasian assets. The Company has appointed a strategic and financial advisor for the potential acquisition of the remaining 58.55% stake in Fintur. As of 26 February 2016, the Company has submitted a binding offer to acquire TeliaSonera’s 58.55% stake in Fintur and its 24% direct stake in Kcell JSC (Kazakhstan).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Reconciliation of the above summarized financial information to the carrying amount of the interest in Fintur recognized in the consolidated financial statements:

	2015	2014
Net assets of Fintur	2,049,934	1,291,430
Proportion of the Group’s ownership interest in Fintur	849,697	535,297
Goodwill	132,242	132,242

Carrying amount of the Group’s interest in Fintur	981,939	667,539

Significant restrictions

As at 31 December 2015, significant exchange restrictions and state controls exist in most jurisdictions in which Fintur operates. The local currencies of Fintur subsidiaries in Kazakhstan, Azerbaijan, Georgia and Moldova are not convertible outside of the respective countries. Future movements of exchange rates will affect the carrying values of the Fintur’s assets and liabilities. The translation of underlying local currency amounts into USD in Fintur’s consolidated financial statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into USD at the exchange rates shown or at any other exchange rate.

A-Tel

The Company accounted for its joint venture A-Tel by applying equity method accounting until 27 August 2014. The Company’s investment in A-Tel amounts to TL 46,624 as at 31 December 2013. In accordance with Settlement Protocol signed with Bereket Holding A.Ş. (formerly known as Bilgin Holding A.Ş.) on 27 August 2014, it has been decided to pay a compensation amounting to TL 30,428 to A-Tel and TL 19,161 has been recorded as other income after the elimination as a result of the decline in initial provision accrued amount from TL 68,750 to TL 30,428. Bereket Holding A.Ş. and Savings Deposits Insurance Funds (“SDIF”) have waived from the lawsuit regarding alleged loss occurred from termination of Service Provider Agreement.

Additionally, Turkcell’s whole stake in A-tel has been transferred to Bereket Holding A.Ş. for a consideration of TL 31,025 within the context of the Share Sale Agreement signed on 27 August 2014. Loss on sale amounting to TL 902 was recognized in the statement of profit or loss as detailed below:

31 December 2014
Share sale price	31,025
Less: carrying amount of investment on the date of sale	(31,927)

Loss recognized	(902)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

17.	Other investments

Current investments:

	2015	2014
Held to maturity financial assets:
Corporate debt securities	—	11,207
Available for sale financial assets:
Time deposits mature over 3 months	—	8,143

	—	19,350

As at 31 December 2014, corporate debt securities with a carrying amount of TL 11,207 have effective interest rates of 9.8% to 13.8%.

18.	Other non-current assets

	2015	2014
Prepaid expenses	175,543	131,964
VAT receivable	121,905	119,880
Receivables from Public Administration (Note 34)	72,848	—
Deposits and guarantees given	23,671	17,808
Advances given for fixed assets	7,972	236,042
Others	40,001	19,878

	441,940	525,572

19.	Deferred tax assets and liabilities

Unrecognized deferred tax liabilities

At 31 December 2015, a deferred tax liability of TL 92,725 (31 December 2014: TL 64,436) for temporary differences of TL 463,623 (31 December 2014: TL 322,179) related to investments in subsidiaries was not recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	31 December 2015	31 December 2014
Deductible temporary differences	80,910	107,896
Tax losses	457,271	362,420

Total unrecognized deferred tax assets	538,181	470,316

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

been recognized in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

As at 31 December 2015, expiration of tax losses is as follows:

Expiration Date	Amount
2016	4,726
2017	172
2018	53
2019	74
2020	92
2021 – 2025	1,006,740

1,011,857

As at 31 December 2015, tax losses which will be carried indefinitely are amounting to TL 1,438,300 (31 December 2014: TL 1,248,270).

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2015 and 2014 are attributable to the following:

	Assets		Liabilities		Net
	2015	2014	2015	2014	2015	2014
Property, plant & equipment and intangible assets	9,172	17,307	(303,063)	(244,987)	(293,891)	(227,680)
Investment	34,765	1,531	(69,502)	(45,411)	(34,737)	(43,880)
Provisions and employee terminaton benefit	70,206	90,627	—	—	70,206	90,627
Trade and other payables	36,632	54,790	—	(109)	36,632	54,681
Tax credit carry forwards (Investment tax credit)	29,799	27,369	—	—	29,799	27,369
Other items	142,344	99,745	(15,175)	(2,102)	127,169	97,643

Tax assets / (liabilities)	322,918	291,369	(387,740)	(292,609)	(64,822)	(1,240)

Net off of tax	(274,303)	(232,295)	274,303	232,295	—	—

Net tax assets / (liabilities)	48,615	59,074	(113,437)	(60,314)	(64,822)	(1,240)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Movement in temporary differences as at 31 December 2015 and 2014

	Balance at 1 January 2015	Recognized in the statement of profit or loss	Recognized in other comprehensive income	Acquired in business combinations	Effect of movements in exchange rates	Balance at 31 December 2015
Property, plant & equipment and intangible assets	(227,680)	(73,248)	—	—	7,037	(293,891)
Investment	(43,880)	6,510	2,633	—	—	(34,737)
Provisions and employee termination benefit	90,627	(22,984)	2,563	—	—	70,206
Trade and other payables	54,681	(18,049)	—	—	—	36,632
Tax credit carry forward	27,369	2,430	—	—	—	29,799
Other items	97,643	29,526	—	—	—	127,169

Total	(1,240)	(75,815)	5,196	—	7,037	(64,822)

	Balance at 1 January 2014	Recognized in the statement of profit or loss	Recognized in other comprehensive income	Acquired in business combinations	Effect of movements in exchange rates	Balance at 31 December 2014
Property, plant & equipment and intangible assets	(209,294)	(33,956)	—	—	15,570	(227,680)
Investment	(33,866)	(6,368)	(3,646)	—	—	(43,880)
Provisions and employee termination benefit	87,286	3,145	196	—	—	90,627
Trade and other payables	51,600	3,081	—	—	—	54,681
Tax credit carry forward	42,484	(15,115)	—	—	—	27,369
Other items	69,437	28,206	—	—	—	97,643

Total	7,647	(21,007)	(3,450)	—	15,570	(1,240)

20.	Trade receivables and accrued income

	2015	2014
Undue assigned contracted receivables	2,216,010	1,828,618
Receivables from subscribers	1,218,126	1,101,091
Accounts and checks receivable	271,743	210,919
Accrued income	393,049	361,887

	4,098,928	3,502,515

Trade receivables are shown net of allowance for doubtful debts amounting to TL 816,071 as at 31 December 2015 (31 December 2014: TL 727,652). The change in allowance for trade receivables and due from related parties is disclosed in Note 35.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to TL 134,798 and TL 162,204 as at 31 December 2015 and 2014, respectively.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers in instalments by the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Company. When monthly instalment is invoiced to the subscriber, related portion is transferred to “receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The accrued income represents revenue accrued for subscriber calls (air-time) which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenue for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to TL 834,833 (31 December 2014: TL 779,925).

The Group’s exposure to currency risks and impairment losses related to trade receivables are disclosed in Note 31.

21.	Other current assets

	2015	2014
VAT receivable	763,844	16,836
Restricted cash	349,243	—
Prepaid expenses	290,063	228,798
Prepayment for subscriber acquisition cost	98,656	85,311
Advances to suppliers	34,554	40,831
Special communication tax to be collected from subscribers	32,755	35,882
Amounts to be received from Ministry of Transport, Maritime Affairs and Communications	29,782	174,978
Receivables from personnel	10,054	5,248
Interest income accruals	2,769	23,712
Currency forward contracts (*)	216	—
Other	77,966	58,110

	1,689,902	669,706

The increase in VAT receivable mainly results from 4.5G license VAT payment made as at 26 October 2015 amounting to TL 933,447. Discount impact of VAT receivable amounting to TL 36,976 is recorded in finance costs (Note 11).

As at 31 December 2015, restricted cash amounting to TL 349,243 represents the amounts deposited at a bank as guarantees in connection with the loans utilized by Astelit (Note 26) (31 December 2014: None).

Prepaid expenses mainly comprises prepaid rent expenses and prepaid credit management fees.

The amount to be received from the Ministry of Transport, Maritime Affairs and Communications is related with the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) as explained in Note 34. Receivables from Evrensel project have been presented on net basis with provision accrued amounting to TL 29,782.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

(*) Details of currency forward contracts are given below:

Forward Currency contracts
Buy
Exchange Rate (TL)	Foreign currency	Notional Amount	Fair value	Maturity
2.9144	USD	57,732	216	4 January 2016

22.	Cash and cash equivalents

	2015	2014
Cash in hand	453	246
Cheques received	3	79
Banks	2,912,741	9,026,576
- Demand deposits	572,895	574,005
- Time deposits	2,339,846	8,452,571
Investment funds, bonds and bills	5,599	4,980

Cash and cash equivalents in the statement of cash flows	2,918,796	9,031,881

As at 31 December 2015, the average maturity of time deposits is 27 days (31 December 2014: 67 days).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 31.

23.	Capital and reserves

Share capital

As at 31 December 2015, common stock represented 2,200,000,000 (31 December 2014: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be TL 1. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of share capital registered by trade registry.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

As at 31 December 2015, total number of pledged shares hold by various institutions is 995,509 (31 December 2014: 995,509).

Capital contribution

Capital contribution comprises the contributed assets and certain liabilities that the government settled on behalf of the Group that do not meet the definition of a government grant which the government is acting in its capacity as a shareholder.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign and domestic operations from their functional currencies to presentation currency of TL.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or the asset is impaired.

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits. First level legal reserves are set aside 5% of the distributable income per statutory accounts each year. The ceiling on the first legal reserves is 20% of the paid-up capital. The reserve requirement ends when the 20% of paid-up capital level has been reached. Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital). There is no ceiling for second legal reserves and they are accumulated every year. In this respect, legal reserve presented in the consolidated financial statements refers to nominal amount of legal reserve.

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

Dividends

Turkcell:

On 25 March 2015, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010, 2011, 2012, 2013 and 2014 amounting to TL 3,925,000 (equivalent to $1,535,903 as at 26 March 2015, date of Ordinary General Assembly Meeting), which represented 42.5% of distributable income. This represents a net cash dividend of full TL 1.784091 (equivalent to full $0.70 as at 26 March 2015, date of Ordinary General Assembly Meeting) per share. This dividend proposal was

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

discussed and approved at the Ordinary General Assembly of Shareholders held on 26 March 2015. The dividend was paid in three installments on 6 April, 8 April and 13 April 2015 to the shareholders.

Due to the seizure on all receivables of Cukurova Holding AS. including its dividend receivables as detailed in Note 34, dividend payables to Çukurova Holdings AS. was paid to SDIF.

Azerinteltek:

In the Ordinary General Assembly of Shareholders’ Meeting of Azerinteltek held on 25 February 2014, it had been decided to distribute dividends amounting to AZN 227 (equivalent to TL 424 as at 31 December 2015). The dividend was paid in two installments on 19 March 2014 and 27 March 2014 to the shareholders.

In the Ordinary General Assembly of Shareholders Meeting of Azerinteltek held on 25 February 2014, it has been decided to pay dividends to the Shareholders in proportion of their shares on interim basis in advance during 2014 financial year after fulfillment of liabilities arising from the Shareholder Agreement and payment of the current debts. According to the resolution of the General Assembly Meeting of the Company, on 17 April 2014 Azerinteltek’s Board of Directors has decided to distribute the dividend accrued in the first quarter of 2014 financial year amounting to AZN 3,631 (equivalent to TL 6,777 as at 31 December 2015). Dividend payments have been completed as at 4 August 2014.

According to the resolution of the General Assembly Meeting of Azerinteltek, Azerinteltek’s Board of Directors has decided to pay the dividend accrued in the second and third quarters of 2014 financial year amounting to AZN 2,146 (equivalent to TL 4,005 as at 31 December 2015) on 23 October 2014. Dividend payments have been completed as at 4 November 2014.

According to the resolution of the General Assembly Meeting of Azerinteltek, Azerinteltek’s Board of Directors has decided on 22 January 2015 to pay the dividend accrued in the fourth quarter of 2014 financial year amounting to AZN 2,258 (equivalent to TL 4,214 as at 31 December 2015). Dividend payments have been completed as at 28 January 2015.

According to the resolution of the General Assembly Meeting of Azerinteltek, Azerinteltek’s Board of Directors has decided on 30 April 2015 to pay the dividend accrued in the first quarters of 2015 financial year amounting to AZN 2,151 (equivalent to TL 4,015 as at 31 December 2015) and the remaining amount of AZN 134 (equivalent to TL 250 as at 31 December 2015) from 2014 financial year. Dividend payments have been completed as at 4 May 2015 and 5 May 2015.

According to the resolution of the General Assembly Meeting of Azerinteltek, Azerinteltek’s Board of Directors has decided on 9 July 2015 to pay the dividend accrued in the second quarter of 2015 financial year amounting to AZN 530 (equivalent to TL 989 as at 31 December 2015). The dividend was paid in two installments on 10 July 2015 and 7 August 2015 to the shareholders.

According to the resolution of the General Assembly Meeting of Azerinteltek, Azerinteltek’s Board of Directors has decided on 12 October 2015 to pay the dividend accrued in the third quarter of 2015 financial year amounting to AZN 822 (equivalent to TL 1,534 as at 31 December 2015). The dividend was paid in two installments on 16 October 2015 and 3 December 2015 to the shareholders.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Inteltek:

Furthermore, according to the resolution of the Ordinary General Assembly Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (“Inteltek”), Inteltek’s Board of Directors has decided on 25 June 2015 to pay the dividend accrued in 2012, 2013 and 2014 financial years amounting to TL 173,456. The dividend was paid in two installments on 29 July 2015 and 19 August 2015 to the shareholders.

Furthermore, according to the resolution of the Extraordinary General Assembly Meeting of Inteltek held on 11 November 2015, Inteltek’s Board of Directors has decided on 13 November 2015 to pay the dividend accrued in the first nine months of 2015 financial year amounting to TL 32,192. Dividend payments have been completed as at 30 November 2015.

24.	Earnings per share

The calculations of basic and diluted earnings per share as at 31 December 2015 were based on the profit attributable to ordinary shareholders for the years ended 31 December 2015, 2014 and 2013 of TL 2,067,654, TL 1,864,640 and TL 2,325,914 respectively and a weighted average number of shares outstanding during the years ended 31 December 2015, 2014 and 2013 of 2,200,000,000 calculated as follows:

	2015	2014	2013
Numerator:
Net profit for the period attributed to owners	2,067,654	1,864,640	2,325,914
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.94	0.85	1.06

25.	Other non-current liabilities

	2015	2014
Consideration payable in relation to acquisition of Belarusian Telecom	235,281	163,234
Deferred revenue	83,889	38,098
Deposits and guarantees taken from agents	47,500	38,583
Accrual for Evrensel Project (Note 34)	—	62,874
Other	—	6,762

	366,670	309,551

Consideration payable in relation to the acquisition of Belarusian Telecom represents the present value of the long-term contingent payment to the seller. Payment of $100,000 (equivalent to TL 290,760 as at 31 December 2015) is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2020 (31 December 2014: the first quarter of 2022).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

26.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency for interest bearing loans, see Note 31.

	2015	2014
Non-current liabilities
Unsecured bank loans	2,086,871	1,204,833
Secured bank loans	4,262	6,986
Finance lease liabilities	36,449	36,049
Debt securities issued	1,360,204	—

	3,487,786	1,247,868

Current liabilities
Unsecured bank facility	130,109	1,639,816
Secured bank facility	311,682	—
Current portion of unsecured bank loans	196,385	755,953
Current portion of secured bank loans	1,930	48,651
Current portion of finance lease liabilities	5,389	5,369
Debt securities issued	80,959	—
Currency swap contracts (*)	2,290	—
Option contracts used for hedging	—	837

	728,744	2,450,626

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Terms and conditions of outstanding loans are as follows:

			31 December 2015			31 December 2014
	Currency	Interest rate type	Nominal interest rate	Year of maturity	Carrying amount	Nominal interest rate	Year of maturity	Carrying amount
Unsecured bank loans	USD	Floating	Libor+2.6%	2017	189,542	Libor+0.7%-3.5%	2015-2018	2,844,757
Unsecured bank loans	EUR	Floating	Euribor+2.2%	2019-2025	1,585,939	—	—	—
Unsecured bank loans	USD	Fixed	—	—	—	2.4%-8.0%	2015-2016	281,157
Unsecured bank loans	TL	Fixed	8.3%-10.9%	2016-2017	507,775	8.3%-10.5%	2015-2017	474,688
Unsecured bank loans	UAH	Fixed	20%	2016	130,109	—	—	—
Secured bank loans*	UAH	Fixed	25%	2016	311,682	—	—	—
Secured bank loans**	BYR	Fixed	12%-16%	2016-2020	6,192	12%-16%	2020	9,521
Secured bank loans***	USD	Floating	—	—	—	Libor+3.5%	2015	46,116
Debt securities issued	USD	Fixed	5.8%	2025	1,441,163	—	—	—
Finance lease liabilities	EUR	Fixed	3.4%	2016-2024	41,750	3.4%	2015-2024	40,685
Finance lease liabilities	USD	Fixed	18%-28%	2016-2018	88	0.7%-8.0%	2015	733

					4,214,240			3,697,657

(*)	Secured by the blocked deposit amounting to USD 120,114 (equivalent to TL 349,243), in connection with the loans utilized by Astelit.
(**)	Secured by the Government of the Republic of Belarus
(***)	Secured by System Capital Management Limited (“SCM”).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Following the acquisition of 44.96% interest in Euroasia from SCM Holdings Limited’s (“SCM”), Astelit’s borrowings obtained from and with guarantee of SCM Group have been repaid in July 2015. The Group converted a material portion of Astelit’s borrowings to equity and restructured Astelit’s remaining borrowings in order to mitigate the foreign exchange risks associated with borrowings denominated in foreign currency. Astelit’s capital has been increased by $686,000 (equivalent to TL 1,994,614 as at 31 December 2015) and Astelit obtained $66,000 (equivalent to TL 191,902 as at 31 December 2015) subordinated loan directly from the Company in the third quarter of 2015. Additionally, under the guarantee of Turkcell, Astelit utilized loans fully denominated in local currency which is UAH 3.55 million (equivalent to TL 430,071 as at 31 December 2015). Regarding UAH 2.5 million (equivalent to TL 302,867 as at 31 December 2015) of these loans, a cash collateral of $120,114 (equivalent to TL 349,243 as at 31 December 2015) has been provided by Turkcell and recognised in other currents assets in the financial statements as at 31 December 2015.

In line with the Group’s strategic priority of improving balance sheet structure, the Company has restructured the outstanding debt of Belarusian Telecom. As part of the restructuring, Belarusian Telecom’s total existing intragroup loans were converted into a EUR 610,213 (equivalent to TL 1,939,013 as at 31 December 2015) subordinated loan, provided directly by Turkcell.

The Company signed a loan agreement with BNP Paribas, Citibank, HSBC, ING and Intesa Sanpaolo SpA for an amount of $500,000 (equivalent to TL 1,453,800 as at 31 December 2015) and EUR 445,315 (equivalent to TL 1,415,033 as at 31 December 2015) with an availability period until 30 June 2016 to be utilized by the Company and its subsidiaries for the purpose of funding infrastructure investments and any other potential investment opportunities. Each respective unsecured loan has 2 years grace period, 5 years maturity, principal repayment every 6 months and an annual interest rate of 3 month LIBOR/EURIBOR+ 2%. As at 31 December 2015, the Company has not utilized any amount under this agreement.

Additionally, as at 23 October 2015 the Company signed a loan agreement package with China Development Bank (CDB) for an amount of up to EUR 500,000 (equivalent to TL 1,588,800 as at 31 December 2015) with 2 years availability period to refinance the Group’s existing loans and for an amount of up to EUR 750,000 (equivalent to TL 2,383,200 as at 31 December 2015) with 3 years availability period to finance the Group’s procurements from China in relation to infrastructure investments. The total loan package has 10 years final maturity with 3 years grace period and will be paid back in equal installments. The annual interest rate of the loan is EURIBOR + 2.2%. As at 26 October 2015, the Company utilized EUR 500,000 (equivalent to TL 1,588,800 as at 31 December 2015) under this agreement.

The Company has completed the sale process of its debt securities issuance on 15 October 2015; for an aggregate principal amount of USD 500,000 (equivalent to TL 1,453,800 as at 31 December 2015) with 10 years maturity, a redemption date of 15 October 2025 and a coupon rate of 5.75% being paid semi-annually, priced on a 5.95% reoffer yield to qualified investors domiciled outside of Turkey. The notes are listed on the official list of the Irish Stock Exchange and the proceeds have been transferred to the Company’s accounts on 15 October 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Finance lease liabilities are payable as follows:

	31 December 2015			31 December 2014
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	6,627	1,238	5,389	6,574	1,205	5,369
More than one year	42,357	5,908	36,449	42,423	6,374	36,049

	48,984	7,146	41,838	48,997	7,579	41,418

Currency swap contracts:

	Currency Swap Contracts
	Buy		Sell
Exchange Rate	Foreign currency	Notional Amount	Foreign currency	Notional Amount	Fair value	Maturity
1.0942	EUR	180,000	USD	196,961	(769)	4 January 2016
1.0947	EUR	277,000	USD	303,218	(1,521)	4 January 2016

		457,000		500,179	(2,290)

Interest collars:

Under interest rate collar contracts, the Group agrees to exchange the difference between the collar (1.25% –4%) and floating rate (LIBOR) interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the cash flow exposures on the issued variable rate debt. The fair value of interest rate collar at the end of the reporting period is determined by the quotations by the financial institutions and is disclosed below.

The following tables detail the notional principal amounts outstanding at the end of the reporting period.

	Currency	Notional amount		Fair value asset / (liability)
		2015	2014	2015	2014
Interest collar	US$	—	86,000	—	(837)

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

27.	Employee benefits

International Accounting Standard No 19 “Employee Benefits” (“IAS 19”) requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. As detailed in Note 10, such actuarial gains/losses are recognized within other comprehensive income starting from 31 December 2012. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate between 4.55% and 4.80% depending on the expected payout date (31 December 2014: between 3.46% and 3.82%).

Movement in the reserve for employee termination benefits as at 31 December 2015 and 2014 are as follows:

	2015	2014
Opening balance	96,278	82,617
Provision set/reversed during the period	26,403	28,110
Actuarial loss	13,466	819
Unwind of discount	4,190	4,325
Payments made during the period	(25,468)	(19,593)

Closing balance	114,869	96,278

Actuarial loss amounting to TL 13,466 has been reflected in other comprehensive income for the year ended 31 December 2015 (31 December 2014: TL 819 actuarial loss).

The liability is not funded, as there is no funding requirement.

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group incurred TL 8,364, TL 7,876 and TL 6,576 in relation to defined contribution retirement plan for the years ended 31 December 2015, 2014 and 2013, respectively.

28.	Deferred income

Deferred income primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current as at 31 December 2015 and 2014. The amount of deferred income is TL 121,078 and TL 164,423 as at 31 December 2015 and 2014, respectively.

29.	Provisions

Non-current provisions:

	Legal	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2014	155,486	133,762	289,248
Provision made/ used during the year	574	(4,603)	(4,029)
Unwind of discount	4,784	4,233	9,017
Transfer from current provision	449	—	449
Effect of change in foreign exchange rate	—	(16,299)	(16,299)

Balance at 31 December 2014	161,293	117,093	278,386

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Legal	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2015	161,293	117,093	278,386
Provision made/ used during the year (*)	(155,792)	12,622	(143,170)
Unwind of discount	—	3,308	3,308
Transfer to current provision	(1,398)	—	(1,398)
Effect of change in foreign exchange rate	—	(6,507)	(6,507)

Balance at 31 December 2015	4,103	126,516	130,619

(*)	Regarding the settlement made with Turk Telekom Group (Note 34), the Company has reversed legal provision amounting to TL 156,864 as at 31 December 2015.

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

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2014	49,392	126,259	175,651
Provision made/ (reversed) during the year	108,033	128,799	236,832
Provisions used during the year	(145,724)	(130,842)	(276,566)
Unwind of discount	367	—	367
Transfer to non-current provision	(449)	—	(449)
Effect of change in foreign exchange rate	(3,508)	(2,753)	(6,261)

Balance at 31 December 2014	8,111	121,463	129,574

	Legal	Bonus	Total
Balance at 1 January 2015	8,111	121,463	129,574
Provision made/ (reversed) during the year	2,811	178,416	181,227
Provisions used during the year	(1,861)	(155,491)	(157,352)
Unwind of discount	13	126	139
Transfer from non-current provision	1,398	—	1,398
Effect of change in foreign exchange rate	(212)	(2,659)	(2,871)

Balance at 31 December 2015	10,260	141,855	152,115

Legal provisions are set for the probable cash outflows related to legal disputes. In Note 34, under legal proceedings section, detailed explanations are given with respect to legal provisions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

The bonus provision totaling to TL 141,855 comprises mainly the provision for the year ended 31 December 2015 and is planned to be paid in March 2016.

30.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2015 and 2014 is as follows:

	2015	2014
4.5G license payable	2,591,235	—
Payables to suppliers	1,555,767	1,158,374
Taxes and withholdings payable	319,542	377,710
Payables regarding the legal settlement with Turk Telekom Group	309,250	—
License fee and ICTA share accrual	216,602	192,147
Selling and marketing expense accrual	68,531	137,437
Accrual for Evrensel Project (Note 34)	39,767	—
Other	182,376	201,461

	5,283,070	2,067,129

4.5G license payables are related to the frequency bands which the Company has been awarded with, from Authorization Tender on IMT Services and Infrastructure tender. Non-current trade and other payables consist of 4.5G license payable amounting to TL 1,270,610 as at 31 December 2015 (Note 1 and 14).

Balances payables to suppliers are arising in the ordinary course of business.

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to ICTA and personnel income taxes.

Turkcell and Turk Telekom Group agreed to settle ongoing lawsuits and disputes as at 31 December 2015. In this regard, Turkcell agreed to make a payment of TL 309,250 (including VAT and special communication tax) to Turk Telekom Group. The payment was made on 14 January 2016.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

31.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

		2015	2014
Trade receivables	20	4,935,184	4,282,440
Cash and cash equivalents*	22	2,918,343	9,031,635
Other current assets**	21	394,089	41,334
Other non-current assets**	18	12,687	9,777
Due from related parties-current	35	11,760	12,938
Held-to-maturity	17	—	11,207
Available for sale	17	—	8,143

		8,272,063	13,397,474

*	Cash on hand is excluded from cash and cash equivalents.
**	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2015	2014
Receivable from subscribers	4,600,214	4,029,290
Receivables from distributors and other operators	283,095	210,380
Other	63,635	55,708

	4,946,944	4,295,378

The aging of trade receivables and due from related parties as at 31 December 2015 and 2014:

	2015	2014
Not past due	4,508,081	3,897,333
1-30 days past due	197,250	159,946
1-3 months past due	125,497	124,008
3-12 months past due	116,116	114,090

	4,946,944	4,295,377

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Impairment losses

The change in allowance for trade receivables and due from related parties as at 31 December 2015 and 2014 is as follows:

	2015	2014
Opening balance	727,732	691,550
Impairment loss recognized	196,588	155,931
Acquisition through business combination	—	2,316
Effect of change in foreign exchange rate	(2,563)	(7,372)
Amounts written-off	(105,384)	(114,693)

Closing balance	816,373	727,732

The impairment loss recognized of TL 196,588 for the year ended 31 December 2015 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (31 December 2014: TL 155,931).

Trade receivables and due from related parties are reserved in an allowance account until the Group can determine that the amounts are no longer collectible. When this becomes probable the Group reverses the allowance and writes-off the receivable.

Liquidity risk

Current cash debt coverage ratio as at 31 December 2015 and 2014 is as follows:

	2015	2014
Cash and cash equivalents	2,918,796	9,031,881
Current liabilities	6,304,417	4,991,169
Current cash debt coverage ratio (*)	46%	181%

(*)	Fluctuation between cash debt coverage ratios as at 31 December 2015 and 2014 resulted from the dividend paid in 2015, current portions of 4.5G license payable and debt securities issued (Note 23, 30 and 26 respectively).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

The following tables detail the Group’s remaining contractual maturity for its financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

	31 December 2015							31 December 2014
	Carrying Amount	Contractual cash flows	6 months or less	6-12 Months	1-2 years	2-5 years	More than 5 Years	Carrying Amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 Years
Non-derivative financial liabilities
Secured bank loans	317,874	(327,188)	(319,116)	(1,050)	(1,997)	(5,025)	—	55,637	(63,433)	(51,120)	(1,352)	(2,586)	(6,583)	(1,792)
Unsecured bank Loans	2,413,365	(2,753,323)	(311,931)	(27,032)	(647,846)	(523,845)	(1,242,669)	3,600,602	(3,781,992)	(1,297,483)	(1,099,495)	(788,131)	(596,883)	—
Finance lease Liabilities	41,838	(48,985)	(6,622)	(5)	(5,300)	(15,897)	(21,161)	41,418	(48,997)	(6,514)	(68)	(4,754)	(14,181)	(23,480)
Debt securities issued	1,441,163	(2,289,736)	(41,797)	(41,797)	(83,594)	(250,780)	(1,871,768)	—	—	—	—	—	—	—
Trade and other payables*	5,726,862	(5,825,730)	(3,195,806)	(1,314,962)	(1,314,962)	—	—	1,158,374	(1,165,748)	(1,165,748)	—	—	—	—
Due to related parties	6,555	(6,555)	(6,555)	—	—	—	—	24,632	(24,687)	(24,687)	—	—	—	—
Consideration payable in relation to acquisition of Belarusian Telecom (Note 25)	235,281	(290,760)	—	—	—	(290,760)	—	163,234	(231,890)	—	—	—	—	(231,890)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	31 December 2015							31 December 2014
	Carrying Amount	Contractual cash flows	6 months or less	6-12 Months	1-2 years	2-5 years	More than 5 Years	Carrying Amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 Years
Derivative financial liabilities
Currency swap contracts	2,290	(2,159)	(2,159)	—	—	—	—	—	—	—	—	—	—	—
Buy	—	1,452,163	1,452,163	—	—	—	—	—	—	—	—	—	—	—
Sell	—	(1,454,322)	(1,454,322)	—	—	—	—	—	—	—	—	—	—	—
Option contracts	—	—	—	—	—	—	—	837	(837)	(837)	—	—	—	—
Currency forward contracts	(216)	(390)	(390)	—	—	—	—	—	—	—	—	—	—	—
Buy	—	167,862	167,862	—	—	—	—	—	—	—	—	—	—	—
Sell	—	(168,252)	(168,252)	—	—	—	—	—	—	—	—	—	—	—

TOTAL	10,185,012	(11,544,826)	(3,884,376)	(1,384,846)	(2,053,699)	(1,086,307)	(3,135,598)	5,044,734	(5,317,584)	(2,546,389)	(1,100,915)	(795,471)	(617,647)	(257,162)

*	Advances taken, license fee accruals, taxes and withholding payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2014
	USD	EUR
Foreign currency denominated assets
Other non-current assets	57	2,131
Due from related parties-current	4,519	190
Trade receivables and accrued income	31,901	30,557
Other current assets	10,852	4,215
Cash and cash equivalents	1,556,596	4,466

	1,603,925	41,559

Foreign currency denominated liabilities
Loans and borrowings-non current	(362,578)	(14,983)
Other non-current liabilities	(88,021)	—
Loans and borrowings-current	(990,122)	(2,093)
Trade and other payables	(139,005)	(23,912)
Due to related parties	(2,107)	(3,390)

	(1,581,833)	(44,378)

Net exposure	22,092	(2,819)

	31 December 2015
	USD	EUR
Foreign currency denominated assets
Other non-current assets	2,576	2,131
Due from related parties-current	3,553	207
Trade receivables and accrued income	21,536	29,947
Other current assets	141,385	6,200
Cash and cash equivalents	618,831	17,911

	787,881	56,396

Foreign currency denominated liabilities
Loans and borrowings-non current	(63,152)	(499,911)
Debt securities issued-non- current	(467,810)	—
Other non-current liabilities	(96,481)	—
Loans and borrowings-current	(2,066)	(12,328)
Debt securities issued-current	(27,844)	—
Trade and other payables-current	(264,091)	(833,791)
Trade and other payables-non-current	—	(399,865)
Due to related parties	(312)	(141)
Currency swap contracts	(500,179)	457,000
Buy	—	457,000
Sell	(500,179)	—
Currency forward contracts	57,732	—
Buy	57,732	—

	(1,364,203)	(1,289,036)

Net exposure	(576,322)	(1,232,640)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	31 December 2015	31 December 2014	31 December 2015	31 December 2014
USD/TL	2.7271	2.1850	2.9076	2.3189
EUR/TL	3.0219	2.9004	3.1776	2.8207
USD/BYR	15,917	10,255	18,569	11,850
USD/UAH	21.7893	11.8661	24.0007	15.7686

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH, BYR against the following currencies as at 31 December 2015 and 2014 would have increased / (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2015	2014
USD	167,572	(5,123)
EUR	391,683	795

10% weakening of the TL, UAH, BYR against the following currencies as at 31 December 2015 and 2014 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2015	2014
USD	(167,572)	5,123
EUR	(391,683)	(795)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Interest rate risk

As at 31 December 2015 and 2014 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 December 2015		31 December 2014
	Note	Effective Interest Rate	Carrying Amount	Effective interest rate	Carrying Amount
Fixed rate instruments
Time deposits	22
USD		2.6%	1,787,190	2.6%	3,696,607
EUR		2.6%	54,814	1.0%	11,155
TL		12.8%	481,264	11.2%	4,708,441
Other		16.6%	16,578	18.3%	36,368
Restricted cash	21
USD		2.3%	349,243	—	—
Held-to-maturity securities	17
TL corporate securities		—	—	10.1%	2,965
Finance lease obligations	26
USD		20.5%	(88)	2.2%	(733)
EUR		3.4%	(41,750)	3.4%	(40,685)
Unsecured bank loans	26
USD fixed rate loans		—	—	6.0%	(281,157)
TL fixed rate loans		10.2%	(507,775)	9.8%	(474,688)
UAH fixed rate loans		24.4%	(130,109)	—	—
Secured bank loans
BYR fixed rate loans		11.9%	(6,192)	11.9%	(9,521)
UAH fixed rate loans		29.1%	(311,682)	—	—
Trade and other payables (*)
EUR fixed rate payables	30	2.6%	(3,861,845)	—	—
Debt securities issued				—	—
USD	26	5.8%	(1,441,163)	—	—
Variable rate instruments
Held-to-maturity securities	17
TL corporate securities		—	—	12.1%	8,242
Secured bank loans	26
USD floating rate loans		—	—	6.3%	(46,116)
Unsecured bank loans	26
USD floating rate loans		3.1%	(189,542)	2.1%	(2,844,757)
EUR floating rate loans		2.4%	(1,585,939)	—	—

(*)	Includes 4.5G license payables related to the frequency bands which the Company has been awarded with.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 December 2015 would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2015 and 2014.

	Profit or loss		Equity
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2015
Variable rate instruments	(17,755)	17,755	—	—

Cash flow sensitivity (net)	(17,755)	17,755	—	—

31 December 2014
Variable rate instruments	(9,632)	9,632	—	—

Cash flow sensitivity (net)	(9,632)	9,632	—	—

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

	Fair values
	31 December 2015	31 December 2014	Fair Value hierarchy	Valuation Techniques
Currency swap contracts	(2,290)	—	Level 3	Pricing models based on discounted cash flow analysis using the applicable yield curve
Currency forward contracts	216	—	Level 3	Pricing models based on discounted cash flow analysis using the applicable yield curve
Option contracts used for hedging	—	(837)	Level 2	Quoted bid prices in financial institutions
Consideration payable in relation to acquisition of Belarusian Telecom	(235,281)	(163,234)	Level 3	Net present value (*)

There were no transfers between Level 2 and 3 in the period.

(*)	Discount rate of 5.1% used for the present value calculation for the consideration payable in relation to acquisition of Belarusian Telecom as of 31 December 2015 (31 December 2014: 5.0%). Company management expects consideration payable to be paid during the first quarter of 2020 (31 December 2014: the first quarter of 2022).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

The categories of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required) are stated below:

		31 December 2015		31 December 2014
	Note	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets carried at amortized cost
Other non-current assets**	18	12,687	12,687	9,777	9,777
Due from related parties-short term	36	11,760	11,760	12,938	12,938
Trade receivables and accrued income*	20	4,935,184	4,935,184	4,282,440	4,282,440
Other current assets**	21	393,873	393,873	41,334	41,334
Currency forward contract	21	216	216	—	—
Held-to-maturity	17	—	—	11,207	11,207
Available for sale	17	—	—	8,143	8,143
Cash and cash equivalents***	22	2,918,796	2,918,796	9,031,881	9,031,881

		8,272,516	8,272,516	13,397,720	13,397,720

Liabilities carried at amortized cost
Loans and borrowings-long term	26	(2,127,582)	(2,127,582)	(1,247,868)	(1,247,868)
Loans and borrowings-short term	26	(645,495)	(645,495)	(2,449,789)	(2,449,789)
Debt securities issued	26	(1,441,163)	(1,430,409)	—	—
Trade and other payables****	30	(5,726,862)	(5,726,862)	(1,158,374)	(1,158,374)
Due to related parties	36	(6,555)	(6,555)	(24,632)	(24,632)
Currency swap contracts	26	(2,290)	(2,290)	—	—

		(9,949,947)	(9,939,193)	(4,880,663)	(4,880,663)

*	Includes non-current trade receivables amounting to TL 836,256 (31 December 2014: TL 779,925).
**	Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.
***Cash	and cash equivalents are the only level 1 item on above stated tables all other items are level 2.
****	Advances taken, taxes, withholdings payable and accruals are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

The methods used in determining the fair values of financial instruments are discussed in Note 4.

Reconciliation of Level 3 fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring base is stated below:

Consideration payable in relation to acquisition of Belarusian Telecom:

	2015	2014
Opening balance	163,234	147,382
Total gains or losses:
in profit or loss	72,047	15,852

Closing balance	235,281	163,234

32.	Operating leases

The lease contracts, which mainly comprise leases of radio, transmission, office and internet capacity, expire on various dates. The Group does not have right to purchase the leased asset at the end of the lease period. Price escalation clauses of renewal conditions in operational lease agreements differ according to various conditions.

The future minimum lease payments under non-cancellable leases are as follows:

	2015	2014
Less than one year	163,526	128,840
Between one and five years	206,030	118,564
More than five years	7,478	17,375

	377,034	264,779

Payments recognized as an expense:

	2015	2014	2013
Minimum lease payments	751,816	573,973	616,771
Contingent lease payments	1,733	2,848	—

Total	753,549	576,821	616,771

33.	Guarantees and purchase obligations

As at 31 December 2015, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship, rent and advertisement services amount to TL 2,752,139 (31 December 2014: TL 3,793,226). Payments for these commitments are going to be made in a 5 year period.

As at 31 December 2015, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations, provided guarantees to private companies and financial guarantees to subsidiaries totaling to TL 2,058,810 as at 31 December 2015 (31 December 2014: TL 3,789,979).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

As at 31 December 2015, the amounts the Company has commitments regarding Astelit’s 3G license purchases amounted to UAH 426,311 (equivalent to TL 51,646 as of 31 December 2015) (Note 14).

At 31 December 2015, the total amount of guarantee obtained from banks and provided to Spor Toto amounted to TL 184,752 (31 December 2014: TL 188,739). The targeted payout is 50% of the turnover balance, including the VAT. The fact that Inteltek is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

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

In accordance with the renewed License Agreement signed with the ICTA in February 2002, the Company became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behaviour and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Thereafter, the provisions of the License granted to the Company was revised and updated twice under the subsequent License Agreements signed between the Company and the ICTA in 2006 and in 2009. As of the date of this report, the License Agreement dated 21 February 2009 is still in effect.

Certain conditions of the current License Agreement include the following:

Coverage: The Company had to achieve population coverage of 50% with certain exceptions within the first three years, and 90% of the population of Turkey within five years from the effective date of the first License granted to the Company.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

other public emergency services, receiver-optional short messages, video text access, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

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

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 and interest amounting to TL 68,276 (equivalent to till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The Council of State rejected the Company’s request for the correction of the decision.

On 26 August 2013, the Company filed a lawsuit before ICC against Undersecretariat of Treasury. The lawsuit is still pending. The arbitral tribunal accepted the case with respect to all claims and ruled Treasury to pay Turkcell amounting to TL 102,649 together with its interest from date of the each payment made between 2005 and 2006 till the date of refund. Treasury filed a lawsuit for cancellation of the Final Award.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

4.5G License

In the 4.5G (IMT) tender held on 26 August 2015, the Company purchased a total of 172.4 MHz, the broadest 4.5G (IMT) spectrum allocation of any operator in Turkey (including widest frequency bands on 1800 MHz and 2600 MHz) for EUR 1,623,460 (equivalent to TL 5,158,706 as at 31 December 2015). (excluding VAT of 18%) will be paid semi-annually by four equal installments total of which amount to EUR 1,655,290 (equivalent to TL 5,259,850 as at 31 December 2015) including interest and excluding VAT of 18%. As at 26 October 2015, the Company made a payment of TL 1,321,873 for the original amount of EUR 413,823 as first installment and total VAT amounting to TL 933,447 for the original amount of EUR 292,223 in cash. Last installment will be paid on 27 April 2017.

The 4.5 licensing process is finalized by signing of IMT License Commitments Document by Turkcell and therefore, ICTA granted Turkcell 4.5G License on 27 October 2015. The 4.5G License is effective for 13 years until 30 April 2029. According to the License, Turkcell expect to commence providing 4.5G services from 1 April 2016.

According to the IMT License Commitments Document, the Company;

a)	must achieve population coverage of 95% of the population of Turkey and coverage of 90% of the population within the borders of all cities and all city districts within eight years,

b)	must cover 99% of highways, high speed railroads and tunnels with lengths more than one kilometers within three years, 95% of double roads within six years and 90% of conventional railroads within ten years and,

c)	is obliged to share actively with other mobile operators, any new 3G or 4.5G site which it will decides to build within settlement areas with a population of less than 10,000 and highways, double roads, tunnels, high speed railroads and conventional railroads.

from the effective date of the first License granted to the Company.

Also, Turkcell must to only purchase locally produced network equipment and purchase up to 45% of the network equipment and services from vendors with local research and development centers while building its infrastructure for 4.5G networks.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Belarusian Telecom:

Belarusian Telecom owns a license issued on 28 August 2008 for a period of 10 years and was valid till 28 August 2018. According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years. In accordance with the Edict of the President of the Republic of Belarus dated 26 November 2015, numbered 475, the license is now issued without limitation of the period of validity. Starting from 1 March 2016, the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, Belarusian Telecom is required to gradually increase its geographical coverage until the end of 2017. Belarusian Telecom has fulfilled all coverage requirements except covering all Belarusian settlements. The number of uncovered settlements is 648 out of a total of 22,552 settlements.

Astelit:

Astelit owns three activity licenses: GSM 900, GSM 1800 and a technology neutral license, issued for 3G. As at December 31, 2015, Astelit owned 26 frequency use licenses for UMTS 2100, GSM 900, GSM 1800, CDMA and microwave Radiorelay, which are regional and national. In addition to the GSM licenses, Astelit owns one license for international and long-distance calls and eight PSTN licenses for eight regions in Ukraine. Additionally, Astelit holds a specific number range—three NDC codes for mobile networks, four permissions on a number of resources for short numbers, eleven permissions on a number of resources for SS-7 codes (7 regional and 4 international), one permission on a number of resources for Mobile Network Code and sixteen permissions on a number of resources for local ranges for PSTN licenses.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting games based on sports competitions. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to operate the fixed odds and paramutual betting games based on sports competitions for the next ten years. New commission rate, which is 1.4% of the takings arising from the operation of the fixed odds and paramutual betting games based on sports competitions (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009. As of December 31, 2015, Inteltek has a letter of guarantee of TL 159,752 (31 December 2014: TL 159,752) provided to Spor Toto.

Inteltek has a mobile agency agreement with Spor Toto, receiving the rights to assign mobile sub agencies to operate the fixed odds and paramutual betting games based on sports competitions. Inteltek has mobile agency commission revenue by applying commission rate between % 2.24 – % 3.62 of mobile agency turnover after deducting VAT and Gaming Tax. As of 31 December 2015, Inteltek has a letter of guarantee of TL 25,000 (31 December 2014: TL 28,987) provided to Spor Toto for mobile agency agreement. The targeted payout is 50% of the turnover balance including VAT. The fact that Inteltek is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

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

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000.000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008. In 2010, Kibris Telekom has completed the radio transmission (air link) project providing direct international voice and data connection with mainland and started using it from the third quarter of 2010. The Project is the only direct connection in Turkish Republic of Northern Cyprus besides Telecommunication Authority.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Turkcell Superonline:

Turkcell Superonline was authorized as a Fixed Telephony, Satellite Communication Service, Infrastructure, Internet Service Provider, Cable Broadcast Service and Mobile Virtual Network Operator.

Authorization By-Law for Telecommunication Services and Infrastructure published in Official Gazette on dated 26 August 2004 abrogated the By-Law on Authorization for Electronic Communications Sector dated 28 May 2009. According to this abrogation, Superonline’s “License” on, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service has been changed to “Authority” on, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service, Cable Broadcast Service and Superonline’s “License” on Long Distance Telephony Services License has been changed to “Authority” relevant to the Fixed Telephony Services.

In accordance with the new legislation issued by ICTA, the infrastructure operator authorization right of Superonline has become infinite. As a result, Superonline revised the expected useful lives of its operating license and related fixed network equipment from 15 years to 25 years.

Superonline was authorized as Platform Operator and Infrastructure Operator, according to the Radio and Television Supreme Council’s decision numbered 24, dated 26 March 2014.

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

Azerinteltek:

Azerinteltek, in which Inteltek’s shareholding is 51%, was established on 19 January 2010, and authorized to organize, operate, manage and develop the fixed-odds and para-mutual sports betting games by the Ministry of Youth and Sports of Azerbaijan for a period of 10 years. The agreement signed with Azeridmanservis which is founded by the Ministry of Youth and Sports of Azerbaijan is renewed with the same terms and conditions in accordance with the new legislation enforced in Azerbaijan regarding the betting games based on sports on 30 September 2010. Azerinteltek officially commenced sports betting games on 18 January 2011. On 4 March 2015, Azerinteltek authorization of organizing, operating, managing and developing the fixed-odds and para-mutual sports betting games of was extended till 2 March 2025.

Starting from 1 January 2013, Azerinteltek has been authorized for 3 years regarding the sales of Lottery tickets by Azerlotereya. On 1 January 2016, Azerinteltek authorization regarding the sales of Lottery tickets was extended for 1 year.

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

Commitments and Contingencies related to Turkcell

Onerous contracts

The Company won the tender regarding the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) with the Ministry of Transport, Maritime Affairs and Communications on 17 January 2013. The Company is liable to complete the construction for a predetermined amount in TL while most of the expenditures are in foreign currencies. The appreciation in the foreign exchange rates has resulted in the unavoidable costs of meeting the obligations to exceed the economic benefits expected to be received. Therefore, the Company accrued a provision amounting to TL84,693 for the difference between the unavoidable costs and benefits expected to be received for this onerous contract. However, the Company has also increased their foreign currency denominated bank deposits position within the period of undertaking the project in order to hedge against the currency

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

risk associated with the contract and additionally recognized accumulated foreign exchange gains over these deposits as a result of the appreciation in the foreign exchange rates in the consolidated financial statements as of 31 December 2015.

In the consolidated financial statements as of 31 December 2015, TL 44,925 of the respective amount was netted off with expenses paid upfront in relation to “Evrensel Project” under short-term prepaid expenses

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Concession Agreement

Dispute on treasury share in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, the calculation basis for the treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the calculation basis. Calculation method of gross sales for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of Turkcell with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, Turkcell realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, Turkcell filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 and interest amounting to TL 68,276 till to the date the case is filed. The Administrative Court rejected the case without any examination and reasoned that the case shall be settled by arbitration. Turkcell appealed the decision. The Council of State rejected the appeal request. Turkcell requested correction of the decision. The Council of State rejected the Turkcell’s request for the correction of the decision.

On 26 August 2013, Turkcell filed a lawsuit before International Chamber of Commerce (“ICC”) Court of Arbitration against the Undersecretariat of Treasury. The arbitral tribunal accepted the case with respect to all claims and ruled Treasury to pay Turkcell amounting to TL 102,649 together with its interest from date of the each payment made between 2005 and 2006 till the date of refund. Undersecretariat of Treasury filed a lawsuit for cancellation of the Final Award.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Disputes regarding the contribution share payments arising after the amendments made to the Concession Agreement in accordance with the Code numbered 5398

Based on the 9th article of the license agreement dated 10 March 2006, Turkcell has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee.

However, in the previous license agreement, Turkcell was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, Turkcell filed a lawsuit for the cancellation of the 9th article of the new license agreement.

On 10 March 2009, the Court rejected the case. Turkcell appealed the decision. The Council of State decided to approve the decision of the First Instance Court. Turkcell applied for the correction of the decision. The correction of the decision process is still pending.

On 21 June 2006, ICTA notified Turkcell that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested Turkcell to pay additional TL 4,011 and its accrued interest. Turkcell made the payment and filed a lawsuit for the stay of execution and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of Turkcell and annulled additional payment request of ICTA. The ICTA appealed the decision. The Council of State reversed the decision with the reason that the case shall be settled by arbitration. ICTA applied for the correction of the decision. The Council of State rejected ICTA’s request for the correction of the decision. The First Instance Court granted its decision in line with the reversal decision and rejected the case. Both Turkcell and ICTA appealed the decision. Turkcell replied this request. The Council of State approved the First Instance Court decision. Turkcell requested for the correction of decision in due time. The correction of the decision process is still pending.

Turkcell received the related principal amount of TL 4,011 on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. Upon the reversal decision of the Council of State, ICTA re-claimed the aforementioned amount which returned to Turkcell in accordance with the first instance court decision. Turkcell paid back the aforementioned amount with its accrued interest on 24 January 2013.

On the other hand, as the interest was not paid with the payment that ICTA made on 8 February 2010, Turkcell initiated a lawsuit on 17 March 2010, for the accrued interest amounting to TL 3,942 for the time being devoid of the amount which was paid to ICTA. The Court decided in favor of Turkcell for the part of TL 1,392 of the compensation request. ICTA appealed the decision. Turkcell also appealed the decision’s rejected part. The appeal process is still pending. Turkcell received the aforementioned amount on 18 May 2011 and recorded as income in the consolidated financial statements as at and for the year ended 31 December 2011. Upon the re-pay request of the ICTA, Turkcell paid back the aforementioned amount on 24 January 2013.

Dispute on the discounts which are paid over the treasury share and ICTA fee

At the end of 2006, Tax Auditors of Turkcell claimed that gross revenue in the statutory accounts should include discounts granted to distributors although Turkcell recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, Turkcell started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, Turkcell decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254.

Through the letter dated 23 February 2007, Turkcell requested treasury share amounting to TL 46,129 and interest accrued amounting to TL 5,020 from Turkish Treasury and universal service fund amounting to TL 5,125 and interest accrued amounting to TL 558 from Turkish Ministry to be paid in 10 days. Since

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Turkish Treasury and Turkish Ministry have not made any payment, Turkcell started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, Turkcell deducted TL 51,254 from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to Turkcell dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, Turkcell is asked to return TL 2,960 that is deducted from treasury share payment for May 2007. Turkcell has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that Turkcell has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Turkcell filed two lawsuits before ICC claiming that Turkcell is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of Turkcell. As stated in both of the Final Awards, Turkcell is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated 10 March 2006. ICTA filed lawsuits for cancellation of these Final Awards. In both lawsuits, the Court decided in favor of Turkcell. ICTA appealed the decisions. Turkcell replied to the appeal requests. The Court of Cassation reversed the decisions of the First Instance Court. Turkcell has applied for the correction of the decision. The Court of Cassation rejected the request for correction of the decision of Turkcell. On the hearing dated 28 November 2012, the Local Court decided to accept the lawsuit in accordance with the reversal decision of The Court of Cassation. Full decisions are notified to Turkcell. Turkcell appealed the decisions. Appeal process is still pending.

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. Turkcell initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment that Turkcell is not obliged to pay TL 3,320 of the requested amount and treasury share over the exchange differences arising from roaming revenue. The arbitral tribunal partially accepted Turkcell’s claims and decided that Turkcell is not obliged to pay TL 885. ICTA filed a lawsuit for cancellation of the in favor parts of the Final Award. Subsequently Turkcell filed a lawsuit for cancellation of the disadvantageous part of the Final Award. The lawsuit filed by Turkcell has been dismissed. The final award is appealed by ICTA. Turkcell submitted its responses to the appeal. Appeal process is still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 together with the penalty of TL 12,171 on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, Turkcell, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 together with the penalty of TL 12,171 is a pending case before ICC

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Arbitration Court. The Civil Court of First Instance accepted Turkcell’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

Turkcell filed a lawsuit before ICC on 27 January 2012 claiming the contradiction to law of the penalty of TL 12,171. ICC Arbitration Court decided in favor of Turkcell, accepting all its claims. ICTA filed a lawsuit for cancellation of the final award in the Ankara Civil Court of First Instance. The Court held its award rejecting ICTA’s claim of cancellation. ICTA appealed the decision. The appeal process is still pending.

The ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008, requested treasury share of TL 72,527 and conventional penalty of TL 205,594. Turkcell paid TL 1,535 of the aforementioned amount.

On 13 December 2010, Turkcell, seeking to suspend the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 and conventional penalty of TL 205,594 was a pending case before ICC Arbitration Court. The Court accepted Turkcell’s request. The ICTA’s objection against the decision has been rejected.

Turkcell filed lawsuit request for arbitration before ICC on 12 January 2011 regarding the allegedly underpaid treasury share payments over certain revenue items as discussed in the Treasury Controller’s Report dated 30 May 2010, and corresponding purported penalty in amount of TL 205,594. Turkcell requested the Arbitral Tribunal to award that TL 68,365 of the total amount requested in the Treasury Controller’s Report has either been paid or is the subject matter of other arbitration cases. Turkcell further requested the Tribunal to declare that the request for treasury share payment of the remaining TL 4,163 is unfounded, together with a declaration that Turkcell should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report. Finally, Turkcell requested the Tribunal to award that it is not obliged to pay the requested penalty and declare that penalty cannot be accrued where the basis of the penalty request is disputed. On 18 March 2013, the Tribunal awarded that Turkcell is not obliged to pay TL 1,351 of the remaining amount requested by the Treasury (The relief sought by Turkcell for the treasury share payment of TL 2,812 requested over SIM card and equipment sales abroad was rejected). The Tribunal declared that Turkcell is not obliged to pay penalty in amount of TL 205,594; but dismissed (without prejudice) the requests for declaration that Turkcell should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report, and that penalty cannot be accrued where the basis of the penalty request is disputed. The ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed two separate lawsuits for cancellation of the Final Award. Subsequently Turkcell filed a lawsuit for cancellation of the disadvantageous part of the Final Award. The Court has decided to consolidate the lawsuits under the lawsuit filed by Undersecretariat of Treasury and the Ministry of Transport. The Court decided to appoint an expert committee for examination of the file. The expert report which is in favor of Turkcell was submitted to the file.

The Court decided to obtain an additional expert report. The additional report is in favor of Turkcell. The lawsuits are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is not probable, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from Turkcell without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; Turkcell commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by Turkcell between the years 2006 – 2010 from the treasury share are rightful and claimed payment of TL 1,600 and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Undersecretariat of Treasury and Turkish Ministry of Transport, Maritime Affairs, and Communications due to making benefit from aforementioned amount.

ICC Arbitration Court decided partially in favor of Turkcell in March 2012 and ordered that deductions committed by Turkcell between the years 2006 – 2010 from the Treasury Share are rightful, and ICTA should refund TL 1,371 paid by Turkcell in this respect as Treasury Share and ICTA fee and reject Turkcell’s claim to refund TL 273 paid as ICTA fee between 2006 – 2008. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed a lawsuit for cancellation of the Final Award. The lawsuit initiated by ICTA has been consolidated by the court with the lawsuit initiated by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications. The court rejected both lawsuits. ICTA and Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications appealed the decision. Turkcell replied the appeal request. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements prepared as at and for the period ended 31 December 2015 (31 December 2014: None).

The allegation of deficient treasury share payment and the penalty imposed within the context of 2G Concession Agreement

The Treasury Controller’s Board under the Undersecretariat of Treasury, for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008, requested additional treasury share payment in the amount of TL 16,387 by alleging that Turkcell paid the treasury share deficient in accordance with the 2G Concession Agreement. Turkcell has objected to the amount of TL 16,121 of the requested amount on the ground that it was contrary to the Concession Agreement, and paid the remaining portion of it with reservation. ICTA by its letter dated 1 August 2013, imposed a penalty in the amount of TL 47,648 according to the Concession Agreement over the Treasury Share amount which was alleged that was paid deficient by Turkcell. Undersecretariat of Treasury revised the unpaid treasury share amount as TL 16,062 by its letter dated 16 August 2013 and consequently ICTA by its letter dated 4 September 2013 revised the amount of penalty as TL 47,505.

Turkcell requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of treasury share of TL 16,062 and the penalty of TL 47,505 until the end of the case to be filed before ICC Arbitration Court. The Court accepted Turkcell’s request. ICTA and Undersecretariat of Treasury and the Ministry of Transport objected the decision of the Court. The Court rejected ICTA’s objections. ICTA and Undersecretariat of Treasury and the Ministry of Transport appealed the decision. The Court of Appeal rejected the request for appeal and upheld the decision in favor of Turkcell.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Turkcell requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of treasury share of TL 16,062 and the penalty of TL 47,505 until the end of the case to be filed before ICC Arbitration Court. The Court accepted Turkcell’s request. ICTA and Undersecretariat of Treasury and the Ministry of Transport objected the decision of the Court. The Court rejected ICTA’s objections. ICTA and Undersecretariat of Treasury and the Ministry of Transport appealed the decision. The Court of Appeal rejected the request for appeal and upheld the decision in favor of Turkcell.

ICTA also by its letter dated 5 August 2013 requested additional contribution share payment in the amount of TL 382 for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. ICTA by its letter dated 13 September 2013 has revised the amount of additional contribution share payment as TL 381 and requested it to be paid.

Turkcell requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of contribution share until the end of the case to be filed before ICC Arbitration Court. The Court accepted Turkcell’s request. ICTA objected the decision of the Court. The Court rejected ICTA’s objections. ICTA appealed the decision. Turkcell submitted its reply to the appeal request of ICTA. The Court of Appeal rejected the request for appeal and upheld the decision in favor of Turkcell.

Turkcell commenced a lawsuit on 2 October 2013 before ICC, claiming that Turkcell is not obliged to pay treasury share in the amount of TL 16,062 and contribution share in the amount of TL 381 requested based on the Treasury Auditors Board Report relating Turkcell’s Treasury Share calculations during 1 January 2009 – 31 December 2009 in respect of the 2G Concession Agreement, which was revised by the letter of Undersecretariat of Treasury dated 16 August 2013 and conventional penalty in the amount of TL 47,505 requested by the letter of ICTA dated 20 August 2013. The hearings were held in April and September 2014. The arbitral tribunal, with respect to all claims, awarded in favor of Turkcell. ICTA and Undersecretariat of Treasury and The Ministry of Transport filed two separate lawsuits for cancellation of the Final Award. The cases filed by the Undersecretariat of Treasury are rejected in favor of Turkcell.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

The allegation of deficient treasury share and contribution share payment and the penalty imposed within the context of 3G Concession Agreement

The Treasury Controller’s Board under the Undersecretariat of Treasury requested additional treasury share payment, for the period of 30 April 2009 – 31 December 2009, in the amount of TL 1,193 by alleging that Turkcell, contrary to the 3G Concession Agreement, paid the treasury share deficient. Turkcell objected to TL 1,184 of the requested amount, on the grounds that this request is contrary to the Concession Agreement. Turkcell paid the remaining part of this request, with reservation. Turkcell filed a lawsuit against Undersecretariat of Treasury, ICTA and Ministry of Transportation, Maritime Affairs and Communications, for the cancellation of the Undersecretariat of Treasury’s administrative act, which is related to the additional treasury share request of the Undersecretariat of Treasury and also for the cancellation of the Treasury Report which is the legal basis of the aforementioned administrative act. The Concil of State rejected the Turkcell’s stay of execution request. Turkcell objected to this decision. Objection was rejected. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

ICTA by its letter dated 1 August 2013 imposed a penalty in the amount of TL 3,119 according to the Concession Agreement over the Treasury Share amount which was alleged that paid deficient. Turkcell filed a lawsuit against ICTA and Undersecretariat of Treasury for the cancellation of ICTA’s decision which is the legal basis of the aforementioned penalty, before the Council of State. The Council of State rejected the stay of execution request of Turkcell. Turkcell objected to this decision. Objection was rejected. The case is still pending.

ICTA by its letter dated 5 August 2013 requested additional contribution share payment according to the 3G Concession Agreement in the amount of TL 28 for the period of 30 April 2009 – 31 December 2009 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. Turkcell filed a lawsuit against ICTA for the cancellation of ICTA’s decision and administrative act related to ICTA’s additional contribution payment request, before the Council of State. The case is still pending.

The total amount of TL 5,195 mentioned on the letters of ICTA dated 1 August 2013 and 5 August 2013, were paid to ICTA on 12 September 2013 and recognized as expense in the consolidated financial statements as at and for the period ended 31 December 2013.

The Treasury Controller’s Board under the Undersecretariat of Treasury requested additional treasury share payment, for the years 2010 and 2011, in the amount of TL 13,034; by alleging that Turkcell, contrary to the 3G Concession Agreement, paid the treasury share deficient. Turkcell filed a lawsuit for the stay of execution and the cancellation of the aforementioned administrative act and the Treasury Report which is the legal basis of the respective act, against Undersecretariat of Treasury, ICTA and Ministry of Transportation, Maritime Affairs and Communications.

In addition to this, ICTA Board’s decision dated 3 February 2016 was received on 25 February 2016, requesting the payment of additional treasury share payment in the amount of TL 13,034 and the penalty fee in the amount of TL 36,896 to be paid within one month. The Company shall file a lawsuit in due time, for the stay of execution and the cancellation of the aforementioned Board decision and related administrative act.

On 23 February 2016, ICTA also requested additional ICTA contribution payment over the same basis in the amount of TL 304 (interest to be calculated) to be paid within one month. The Company shall also file a lawsuit in due time, for the cancellation of the respective administrative act.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is not probable, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015.

Dispute regarding the ICTA decision increasing The Turkcell’s 3G coverage obligations

By the amendment of the Law for Metropolitan Municipalities, the number of metropolitan municipalities increased and the borders of some metropolitans were extended. On the grounds of this law amendment, ICTA increased the Turkcell’s coverage obligations, defined in the Turkcell’s concession agreement, by its decision dated 21 July 2014 and numbered 2014/DK-YED/376. Turkcell filed a lawsuit for the stay of execution and the cancellation of the aforesaid decision. The Court proposed the stay of the execution. ICTA objected to this decision. The objection is rejected. The case is pending.

Dispute on Turk Telekom Group

Turkcell Group and Turk Telekom Group reached an agreement to mutually settle the ongoing lawsuits, enforcement procedures and disputes between Turkcell companies including Turkcell İletişim Hizmetleri

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

AS, Superonline İletişim Hizmetleri AS, Kule Hizmet ve İşletmecilik AS. and Turk Telekom Group companies including Türk Telekomünikasyon AS, Avea İletişim Hizmetleri AS and TTNet AS.

In this regard, the Company made a payment of TL 225,000 to Turk Telekom Group which is the net of right, receivables and claims of both parties (excluding VAT and special communication tax, including all other tax and financial obligations and interest) on 14 January 2016 (Note 7).

The provision amounting to TL 156,864 in the consolidated financial statements as at and for the period ended 31 December 2014 has been presented in trade and other payables in the consolidated financial statements as at and for the period ended 31 December 2015 together with the additional charges and taxes payable due to the settlement.

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

As a result, the Company was fined a nominal amount of approximately TL 6,973 and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction stay of execution and the cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State rejected the case. The Company appealed the decision. The Council of State rejected the Company’s request for appeal. The Company applied for the correction of the decision. The correction of the decision request is rejected. So that, the first instance court decision, given against the Company, is finalized. Based on the decision of Competition Board, Ankara Tax Office requested Turkcell to pay TL 6,973 through the payment order dated 4 August 2006. On 25 September 2006, Turkcell made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit. Thereupon Turkcell appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and Turkcell appealed this decision. Council of State reversed the judgment of the First Instance Court. First Instance Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again.

Turkcell also appealed this decision. Council of State accepted Turkcell’s stay of execution request made during the appeal phase. Council of State reversed the judgment of the Instance Court again. The Inheritance and Charges Tax Office applied for the correction of the decision. Turkcell replied this request. The Council of State rejected the correction of the decision request of The Inheritance and Charges Tax Office. The Court of First Instance decided to comply with the Council of State’s reversing decision and decided to cancel the payment order. The Inheritance and Charges Tax Office appealed the decision. Turkcell replied this request. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities

On 23 December 2009, as a result of an investigation initiated by the Competition Board, Turkcell was fined amounting to TL 36,072, based on the grounds that Turkcell violated competition rules in GSM and mobile marketing services markets. The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 is paid as the monetary fine on 25 May 2010. Turkcell filed a legal case on 25 June 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Turkcell’s stay of execution request. Turkcell objected to the decision. The objection was rejected. The Court rejected the case. Turkcell appealed the decision. The appeal process is still pending.

Avea, depending on the Competition Board decision, initiated a lawsuit against Turkcell claiming a compensation from Turkcell for its damages amounting to TL 1,000, with reservation of further claims, on the ground that Turkcell violated the competition. During the judgment, Avea increased its request of material compensation to TL 5,000 and in addition requested TL 1,000 for non-pecuniary damages. The Court decided to separate these requests and to reject the lawsuits demanding compensation and moral damages. Avea appealed the case. Turkcell has submitted its response to appeal. The Court of Appeal rejected Avea’s request for appeal and upheld the decision in favor of Turkcell. Avea applied for the correction of decision. The Supreme Court of Appeals reversed the decision of the court of first instance. The first Instance Court insisted on the decision and rejected the case in the favor of Turkcell aspects of both cases.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Dispute with the Competition Board regarding the business practices with sub-distributors

On 1 December 2009, Competition Board decided to initiate an investigation against Turkcell whether Turkcell, violated the related clauses of the Competition Act numbered 4054 by its applications on its sub-distributors.

As a result of the respective investigation, on 9 June 2011 the Competition Board imposed an administrative fine on Turkcell amounting to TL 91,942 on the grounds that Turkcell violates its dominant position in GSM services market. On 8 December 2011, Turkcell filed a lawsuit for annulment of the decision. Turkcell requested stay of execution for the aforementioned Competition Board decision. The Council of State accepted the request of Turkcell for stay of execution for the part of the Competition Board decision fining Turkcell amounting to TL 91,942 but rejected the request for the parts of the decision determining that Turkcell abused its dominant position with its practices subject to the Competition Board decision and have to end the violation. The Competition Board objected to the decision. Turkcell objected to the decision for the rejected part. The Plenary Session of Administrative Law Divisions of the Council of State cancelled the stay of execution decision and decided to send the file back to the First Instance Court to be examined with respect to the reasons related to the basis of the Competition Board’s decision. Upon this decision, The Council of State rejected the Turkcell’s stay of execution request. Turkcell objected to the decision. Objection was rejected. The case is still pending.

On 8 March 2012, payment order has been sent to Turkcell by the Tax Office. Turkcell filed a lawsuit for cancellation of the payment order on 13 March 2012. The Court accepted Turkcell’s stay of execution request until the Tax Office’s legal argument is submitted to the Court. Upon submission of the Tax Office’s

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

legal argument to the Court, the Court rejected the request of Turkcell for stay of execution. Turkcell objected to the Court’s decision. The objection was dismissed. Turkcell requested a stay of execution for the second time but the Court rejected the request. Turkcell objected to the Court’s decision, but the objection was dismissed. Subsequently, the Court accepted the lawsuit and cancelled the payment order. Tax Office appealed the decision. Turkcell replied the appeal request. Appeal process is still pending. The blockage applied by the Tax Office with respect to the payment order on Turkcell’s deposit amounting to TL 91,942 has been released in 2014.

Pamuk Elektronik, a former dealer of Turkcell whose contract has been terminated, initiated a lawsuit against Turkcell on 19 December 2011 claiming TL 2,100 by reserving its rights for surpluses on the ground that Turkcell caused that damage by unjust termination of the contract and actions which are stated in the Competition Board decision in which the Board imposed TL 91,942 administrative fine to Turkcell. Turkcell replied in due time. On 19 April 2012, the Court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. Pamuk Elektronik appealed the case. Turkcell submitted its answer to the appeal. The Court of Cassation approved the decision of the First Instance Court. Pamuk Elektronik applied for the correction of the decision. Turkcell replied to the correction of decision. The Court of Cassation rejected Pamuk Elektronik’s correction of the decision request. Pamuk Elektronik has sent a warning to Turkcell in order to initiate arbitration procedure. Turkcell has responded to the warning. Arbitration proceedings have been initiated by Pamuk Elektronik against Turkcell and the lawsuit petition has been served to Turkcell. Turkcell submitted its reply to the case. The lawsuit is pending.

Dogan Dagitim AS filed a lawsuit against Turkcell on 5 June 2012 claiming TL 110,484 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that Turkcell caused that damage by its applications to its sub-distributors which constituted a violation of the Law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 administrative fine to Turkcell. The lawsuit is pending.

On 31 December 2008, Mep Iletisim ve Dis Ticaret AS, which is former distributor of Turkcell and whose agreement is no longer valid, initiated a lawsuit against Turkcell claiming that it has a loss of TL 64,000 due to the applications of Turkcell and requested TL 1,000 and remaining amount to be reserved. An expert report from committee of experts appointed by the Court has been submitted to the Court. The Court decided to obtain a supplementary report from the same committee. In the supplementary expert report submitted to the file by the committee, the damages amounting to TL 64,000 claimed by Mep Iletisim ve Dis Ticaret AS was calculated as TL 16,700. Mep Iletisim ve Dis Ticaret AS increased its claim and demanded TL 16,700 from Turkcell. Turkcell and MEP Iletisim ve Dis Ticaret AS made a settlement to solve this dispute. MEP Iletisim ve Dis Ticaret waived from the lawsuit.

Mobiltel Iletisim Hizmetleri Sanayi ve Ticaret AS (“Mobiltel”) filed a lawsuit against Turkcell on 17 August 2012 claiming TL 500 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that Turkcell gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 administrative fine to Turkcell and that Mobiltel was not able to sale any product to the sub-dealers which were given exclusive competence by Turkcell. The court decided to obtain an expert report. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain and a reliable estimation of the amount of the obligation, if any, cannot

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

be made; thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Investigation of the Competition Board regarding vehicle tracking services

The decision of the Competition Board dated 2 April 2008, regarding the allegation that Turkcell has exclusive practices on vehicle tracking services market, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the same. After the aforementioned investigation, the Competition Board decided that Turkcell infringed competition rules by its exclusive practices on vehicle tracking service market and imposed a fine amounting to TL 39,727. The reasoned judgment has been delivered to Turkcell on 15 May 2014.

Since the administrative fine amounting to TL 39,727 was paid within 1 month following the notification of the decision of Competition Board, 25% discount was applied and payment amounting to TL 29,795 was made on 13 June 2014 and recognized as expense in the consolidated financial statements as at and for the period ended 31 December 2014.

Turkcell filed a lawsuit on 11 July 2014 for the stay of execution and the cancellation of the aforementioned administrative act and fine. The Court decided to reject the stay of execution request. Turkcell objected to this decision. Objection was rejected. The hearing was held and it is expected from the Court to render its judgement. The case is pending.

Carrying international voice traffic

In May 2003, Turkcell was informed that the ICTA had initiated an investigation against Turkcell claiming that Turkcell has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. On 5 March 2004, ICTA fined Turkcell a nominal amount of approximately TL 31,731 with the claim that Turkcell exceeded its authorization given by its concession agreement.

Turkcell filed a lawsuit for the cancellation of the related administrative acts and decision of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State grant a motion for stay of execution. With respect to that decision, ICTA paid back TL 18,000 on 26 January 2005 and deduct a sum of TL 13,731from the radio utilization and usage fee that shall be paid on December. On 26 December 2006, the Council of State canceled the decision and the fine imposed by the ICTA yet rejected the case regarding the part related to the Regulation which is the legal basis of the administrative fine. ICTA appealed the decision. The decision was approved by the Council of State, Plenary Session of the Chamber for Administrative Divisions. ICTA applied for the correction of the decision. The Council of State, Plenary Session of the Chamber for Administrative Divisions rejected the ICTA’s correction of the decision request. Therefore, the Court decision is finalized in favor of Turkcell. On 6 June 2012, Turkcell filed a lawsuit against ICTA in order to cover its damages in the amount of TL 5,783 occurred between the period when Turkcell made the payment of the aforementioned administrative fine and collected it back from ICTA. The Court decided to obtain an expert report. The expert report is in favour of Turkcell. Turkcell amended its claim and increased its request to TL 10,070 according to the expert report. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Dispute on National Roaming Agreement

The ICTA decided that Turkcell has not complied with its responsibility under the Regulation on National Roaming which was enacted pursuant to article 10 of the Telegram and Telephone Law numbered 406 which obliges Turkcell to provide national roaming services and fined Turkcell by nominal amount of approximately TL 21,822. On 7 April 2004, although Turkcell made the related payment with its accrued interest, it also filed a lawsuit before the Council of State for the cancellation of the respective administrative fine and the regulation of the ICTA which sets the ground for the administrative fine. Upon the Council of State decision for the stay of execution of the administrative fine imposed to Turkcell until the conclusion of the law suit on 1 December 2004, Turkcell re-collected the respective amount from the ICTA on 3 January 2005. Following the cancellation of the administrative fine and finalization of this decision on 22 July 2010, Turkcell initiated a lawsuit against ICTA for the collection of TL 7,111 which is the accrued interest of the total amount that Turkcell could not benefit between the period when Turkcell made the payment and ICTA returned the same amount to Turkcell. The Court partially accepted the lawsuit and decided that ICTA should pay TL 6,505 to Turkcell with the accrued interest. On 15 April 2013, ICTA paid TL 6,505 with its accrued interest amounting to TL 1,596 to Turkcell. ICTA appealed the decision. Thereupon, Turkcell replied to this request and also appealed the parts of the decision that the Court rejected against Turkcell. The Council of State rejected ICTA’s request for the stay of execution during the appeal process. Appeal process is still pending.

Although payment was received from ICTA, the Court decision is not finalized. Therefore, it is not virtually certain that an inflow of economic benefits will arise, and no income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Disputes regarding the pricing applications

Dispute regarding the fine applied by ICTA on pricing applications of Turkcell

On 7 April 2010, ICTA decided to impose administrative fine to Turkcell amounting to TL 4,008 for misinforming the Authority and TL 374 for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 is paid in total as the administrative fine on 9 June 2010. Turkcell filed two lawsuits on 22 September 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected Turkcell’s stay of execution requests and Turkcell objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. Turkcell appealed the decisions. Council of State rejected Turkcell’s stay of execution requests at appeal phase. Appeal processes are pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Dispute on campaigns

On 21 May 2008, ICTA decided that Turkcell damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL32,088. On 10 July 2008, Turkcell filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, Turkcell benefited from the early payment option with a 25% early payment discount and paid TL 24,066 on 1 August 2008. On 10 November 2010, the Court decided to reject the case. Turkcell appealed the decision. The State of

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Council rejected Turkcell’s request for the stay of execution of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Dispute regarding the fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA on 25 March 2009. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the stay of execution claim, Turkcell objected to the decision and the Court accepted this objection and decided for the stay of the execution. Accordingly, ICTA paid back TL 40,100 on 27 January 2011. On 3 May 2011, the Court rejected the case. Turkcell appealed the decision and paid back TL 40,100 to ICTA on 6 October 2011. Council of State rejected Turkcell’s stay of order request at appeal phase. Appeal process is pending.

Amount to be reimbursed to the subscribers was calculated as TL 46,228 and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

ICTA notified Turkcell on 23 November 2011, to pay the amount of TL 13,367 which is the unpaid portion arising from the 25% cash discount of the administrative fine amounting to TL 53,467 that was imposed for applying tariffs above the upper limits. Turkcell filed a lawsuit on 23 December 2011 for stay of execution and for the annulment of this process. The Court accepted the request of Turkcell for stay of execution. ICTA objected to the decision but the objection is rejected. The Court decided in favor of Turkcell. ICTA appealed the decision and Turkcell replied this request. The Council of State rejected ICTA’s request for stay of execution during the appeal process. Appeal process is still pending.

On 20 February 2012, payment order has been sent to Turkcell by the Tax Office. On 24 February 2012, Turkcell filed a lawsuit for cancellation of the payment order. The Court accepted the request of Turkcell for stay of execution. The Tax Office objected to the decision but the objection is rejected. The Court decided in favor of Turkcell. The Tax Office appealed the decision and Turkcell replied this request. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the additional request regarding unpaid portion arising from the 25% discount of the administrative fine is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Dispute on deposits at banks

Turkcell, in 2001, initiated an enforcement proceeding to collect receivables amounting to $6,329 arising from deposits in a bank. The bank has been objected to the enforcement proceeding and Turkcell filed a lawsuit for the cancellation of the objection. The Court decided in favor of Turkcell on 1 March 2005. The bank appealed the decision and Turkcell replied the same. On 3 April 2006, Supreme Court of Appeals

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

decided the reversal of the Court’s decision in favor of the defendant. The Court abided by the decision of the Supreme Court of Appeals. The Court decided to obtain an expert report. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Dispute on Special Communication Tax

Large Tax Payers Office levied Special Communication Tax and tax penalty on Turkcell in the amount of TL 211,056 principal and TL 316,583 totaling to TL 527,639 based upon the claim, stated on Tax Investigation Reports prepared for the years 2008-2012, that Turkcell should pay Special Communication Tax over the prepaid card sales made by the distributors. Turkcell filed 60 lawsuits before the Tax Courts for the cancellation of each tax and tax penalty demand. After the lawsuits were filed, Turkcell applied to settlement procedure. The parties could not reach a settlement so that, they signed a minute stating that there is no settlement between the parties.

Respective Courts accepted 24 of the cases filed for the cancellation of the accrual slips prepared for the year 2008 and 2009. Large Taxpayer Office appealed the decisions. Turkcell replied this requests.

The Company shall pay the respective tax amounts with its accrued interest and tax penalty, in the case that the cases are finalized against the Company. This interest would be calculated as a case by case basis. Accordingly, the interest that may be paid in some or all of the cases, could amount to a significant portion of the tax assessment.

The Court partially accepted 12 of the cases filed for the cancellation of the accrual slips prepared for the year 2011. Turkcell appealed the decisions regarding the parts against Turkcell. The Large Tax Payers Office appealed the decisions regarding the parts against the Large Tax Payers Office. The Council of State rejected the stay of execution requests, made during the appeal process, regarding the cases filed for year 2011.

The tax and tax penalty demands, the accrual slips and its payment order issued by the Large Tax Payer’s Office, in the amount of TL 77,480 pursuant to the court decisions for the cases related to the term 2011, were notified to Turkcell. Turkcell filed 13 lawsuits for the stay of execution and cancellation of these tax penalty demands, the accrual slips and its payment order. The Court rejected Turkcell’s stay of execution requests. Turkcell objected to these decisions. These objections were rejected. The Large Tax Payer’s Office has collected TL 80,355 (TL 77,480 and TL 2,876 overdue interest) by offsetting the receivables of Turkcell from Public Administrations.

The Court partially accepted 12 of the cases filed for the cancellation of the accrual slips prepared for the year 2010. The Company appealed the decisions regarding the parts against the Company. Tax office notified tax and tax penalty demands for tax, its accrued interest and penalty amounting TL 97,135 in line with tax court decision on 19 February 2016. The Company shall file lawsuits for the stay of execution and cancellation of these tax and tax penalty demands.

The Court rejected 12 cases filed for the cancellation of the accrual slips prepared for the year 2012. The Company appealed the respective decisions. Tax office notified tax and tax penalty demands for tax, its accrued interest and penalty amounting TL 152,212 in line with tax the court decision dated 4 March 2016. The Company shall file lawsuits for the stay of execution and cancellation of these tax and tax penalty demands.

Limited tax investigation has been performed for the year 2013, regarding the aforementioned case. As of reporting date no notification has been received regarding the result of the investigation by Turkcell.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is not probable, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, Turkcell applied to the Tax Office for the refund of the interest charge amounting TL 6,609 which was miscalculated after the settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. Tax Office rejected Turkcell’s request, and Turkcell filed a lawsuit with the same claim. Upon the refusal of this request, Turkcell filed a lawsuit for the cancellation of this administrative act. The Court rejected the case. Turkcell appealed the decision. The Council of State approved the decision. Turkcell applied for the correction of the decision. The Council of State rejected Turkcell’s correction of the decision request. Therefore, the court decision is finalized.

Moreover, Turkcell filed another lawsuit for the cancellation of the aforementioned interest charge amounting to TL 6,609. On the other lawsuit, the Court rejected the case. Subsequently Turkcell appealed the case. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Lawsuit regarding the loss arisen due to the fact that Turkcell cannot write off the extra units, loaded to the cellular phone lines of the inactive subscribers, paid for the year 2014 Corporate Tax

Turkcell filed a lawsuit for the stay of execution and the cancellation of the part of the Corporate Tax, in the amount of TL 26,620 which was subject to the tax payment, paid with reservation in the year 2014, within the scope of the loss arisen because Turkcell cannot write off the extra units loaded to the cellular phone lines of the inactive prepaid subscribers. The Court rejected Turkcell’s stay of execution request. Turkcell objected to this decision. Objection was rejected. The case is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Lawsuit regarding the loss arisen out of the sale of A-Tel’s shares, paid for the year 2014 Corporate Tax

Turkcell filed a lawsuit for the stay of execution and the cancellation of the part of the Corporate Tax in the amount of TL 28,345 which was subject to the tax payment, paid with reservation in the year 2014 regarding the loss in the amount of TL 188,963 arisen out of the sale of A-Tel’s shares. The Court rejected Turkcell’s stay of execution request. Turkcell objected to this decision. The objection is rejected. The case is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Lawsuit regarding the loss, arisen out of the sale of T-Medya’s shares of Turktell paid for the year 2014 Corporate Tax

Turktell filed a lawsuit for the cancellation of the part of the Corporate Tax in the amount of TL 12,986 which was subject to the payment with reservation in the year 2014 regarding the loss in the amount of TL 17,314 arisen out of the sale of T-Medya’s shares. The case is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Lawsuit filed for the recovery of the loss, arisen out of Large Tax Payers Office’s late refund

Turkcell made an application to Large Tax Payers Office for the recovery of its loss, arisen out of Large Tax Payer Office’s late payment of the tax amounts that it should pay to Turkcell. The Tax Office rejected the application implicitly. Turkcell filed a lawsuit for the cancellation of this implicit rejection and the recovery of its losses with its accrued interest, arisen out of Large Tax Payers Office’s late refund of the overpaid tax amounts. Turkcell requested TL 4,903 with its legal interest accrued from 15 February 2013 and TL 2,342 with its legal interest accrued from 13 December 2013 until the date of collection of the respective amounts. The Court accepted the part of Turkcell’s request regarding the cancellation of the implicit rejection and recovery of its losses; rejected the part of the request regarding the interest. The Large Tax Payers Office appealed the decision. Turkcell appealed the decision concerning the rejected part of the decision.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

The lawsuit filed against EnerjiSA in order to collect the amounts which were collected from Turkcell regarding the unpaid/illegal electricity consumption costs and etc.

Turkcell filed a lawsuit against EnerjiSA Elektrik AS in order to collect TL 107,149 which was collected from Turkcell between 1 January 2011 and 1 April 2014, with its advance interest to be accrued from the payment date of each invoice until the date of collection. EnerjiSA’s collection is composed of unpaid/illegal electricity consumption costs, distribution costs, meter reading costs, retail sales service and transmission costs and also the TRT share, the Energy Fund and the Municipal Consumption Tax calculated on unpaid/illegal electricity consumption costs. The case is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

The lawsuit filed against AKSA in order to collect the amounts which were collected from Turkcell regarding the illegal electricity consumption and etc.

Turkcell filed a lawsuit against AKSA Elektrik AS in order to collect TL 45,744 which was collected from Turkcell between 1 April 2014 and 31 May 2015 with its advance interest to be accrued from the payment date of each invoice until the date of collection. AKSA’s collection is composed of unpaid/illegal electricity consumption costs, distribution costs, meter reading costs, retail sales service and transmission costs and

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

also the TRT share, the Energy Fund and the Municipal Consumption Tax calculated on unpaid/illegal electricity consumption costs. Case is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Dispute with MTN regarding Iranian GSM tender process

In 2004, Turkcell was awarded Iran’s first private GSM license through an international tender. Subsequently Turkcell was barred from concluding its license arrangement, and Iran entered into a license agreement with the South Africa based operator MTN, instead of Turkcell. With respect to newly received information by Turkcell indicating that the signing of the license agreement with MTN instead of Turkcell was a consequence of MTN’s actions at that time. In light of the harm caused by MTN’s actions to both Turkcell and to its shareholders, Turkcell filed a lawsuit against MTN on 28 March 2012 seeking the compensation of such damages.

Considering extensive business dealings of both companies in the United States and due to the allegations that MTN breached rules of international law, the lawsuit has been filed in United States District Court for the District of Columbia. The lawsuit has been withdrawn in order to file a lawsuit in another jurisdiction.

Turkcell filed a lawsuit against MTN based on the same allegations before the South Gauteng High Court, Johannesburg, Republic of South Africa. Turkcell submitted the revised particulars of claim. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Dispute on the decision of CMB regarding audit committee member

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s stay of execution request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision. Council of State rejected the injunction request of the First Instance Court’s decision. Council of State rejected the stay of execution request of the Company. The appeal process is still pending.

Dispute on payment request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. The Plenary Session of Administrative Law Divisions of the Council of State approved the First Instance Court’s decision in favor of the Company. The defendant

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

applied to the correction of the decision. The Company replied the same. The correction of the decision process is pending.

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The Council of State approved the first instance court decision in favor of the Company.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201. On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment notification and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled decision of the Ministry of Industry and Trade on 8 June 2010. Ministry of Industry and Trade appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision. The Local Court made a decision in line with the reversal decision of Council of State and rejected the case. The Company appealed the decision. The Council of State approved the First Instance Court decision. The Company requested for correction of the decision. The Council of State rejected the Company’s correction of the decision request. The Company made an individual application before the Constitutional Court.

On 14 December 2009, the Company filed a lawsuit for the stay of execution and the cancellation of the payment order of TL 68,201 with respect to the decision of Ministry of Industry and Trade. The Court accepted the case. Tax Administration appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision request. The Court of First Instance decided to comply with the Council of State’s reversal decision and rejected the case. The Company appealed the decision. The Council of State approved the First Instance Court decision. The Company requested for correction of the decision. The Council of State rejected the Company’s correction of the decision request.

The administrative fine amounting to TL 68,201 was paid on 13 May 2014 with reservation and recognized as expense in the consolidated financial statements as at and for the period ended 31 December 2014. The Company filed a lawsuit on 11 June 2014 for the cancellation of the accrual slip which was issued by the Large Taxpayer Office, and for the reimbursement of the aforementioned amount. The Court rejected the case. The Company appealed the respective decision in due time. Appeal process is still pending.

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS campaign

The Company and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

TL 1,214 and tax penalty of TL 1,822 and VAT amounting to TL 874 and tax penalty of TL 1,315. On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the cases. Tax Administration appealed the decisions. The Council of State approved the first instance court’s decisions, in favor of the Company, regarding the cancellation of the special communication tax and its tax penalty assessment. Tax Administration applied for the correction of the decision process against the respective decisions. The Council of State rejected the Tax Administration’s correction of the decision requests made by the Tax Administration regarding the cases filed for the cancellation of the SCT and its tax penalty. Therefore, the Court decisions, given on the aforementioned cases are finalized in favor of the Company.

The Council of State approved the First Instance Courts’ decisions in favor of the Company, regarding the 3 cases filed for the cancellation of the VAT and its tax penalty. Tax Administration applied for the correction of the decision process against the decisions. The correction of the decision processes are pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

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

Amount to be reimbursed to the subscribers is calculated as TL 15,660 and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 17 May 2010, ICTA decided to impose TL 802 administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the stay of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

ICTA decided to apply an administrative penalty in the amount of TL 26,483 to the Company on 22 September 2010 as a result of an investigation initiated related to a tariff plan. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 19,862 was paid on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the stay of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The Court rejected the case. The Company appealed the decision and also

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

demanded the stay of execution of the decision along with this appeal request. The Council of State, decided to approve the First Instance Court’s decision. The Company applied for the correction of the decision. The Council of State rejected the Company’s correction of the decision request. The Company made an individual application against the respective decision, before the Constitutional Court.

In accordance with the proceedings in the legal case, the administrative fine in the amount of TL 19,862 was refunded to ICTA on 30 January 2014 and the reimbursement procedure, which should be made to the subscribers, was also started again in 2014.

In the consolidated financial statements as at and for the year ended 31 December 2013, provisions amounting to TL 19,862 and TL 26,716 were recognized for the administrative fine which was imposed by ICTA and for the amounts which had not been reimbursed to the subscribers, respectively.

In the consolidated financial statements as at and for the period ended 31 December 2015, no provision is recognized for the expected reimbursement to the subscribers (31 December 2014: TL 8,527).

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service does not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 as fine on 7 September 2010.

The Company filed a lawsuit on 22 September 2010 for the stay of execution and cancellation of the administrative fine. The Court overruled the stay of execution request of the Company and the Company objected to this decision. The Court rejected the lawsuit. The Company appealed the decision. The Council of State rejected the Company’s stay of execution request made during the appeal process. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Investigation of ICTA based on the complaint of a subscriber

After the investigation ICTA initiated against the Company upon the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., ICTA decided to impose administrative fine to the Company amounting to TL 8,016 on 13 January 2011, for making some subscribers suffer and TL 2,004 for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the stay of execution and cancellation of these administrative fines. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The Courts rejected both cases. The Company appealed both cases. The Council of State rejected the Company’s stay of execution requests, during the appeal process. Appeal processes are still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Dispute regarding the fine applied by ICTA regarding breaching confidentiality of personal data and relevant legislation which is launched by ICTA

Upon the investigation ICTA decided to launch, related to breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping, ICTA decided to impose an administrative fine on the Company amounting to TL 11,225 and its decision was delivered to the Company on 6 June 2011. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,418 was paid on 5 July 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution request at appeal phase. The Company requested stay of execution for the second time. The Council of State, decided to approve the First Instance Court’s decision. The Company applied for the correction of the decision.

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision.

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

The Company has paid the principal of TL 6,480 late payment interest of TL 5,103 and related fees of TL 524 on 30 March 2009.

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

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

In consequence of consumer complaint, ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 1,234 was made on 1 November 2011. The Company filed a lawsuit on 2 December 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution request has been rejected. The Company objected to the decision. The Regional Ankara Administrative Court rejected the objection. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal process is still pending.

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector”

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding the “cancellation procedure” which is regulated at article 18 of the By-law on Consumer Rights in the Electronic Communications Sector.

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,442. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 is paid in total on 15 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the request of the Company for stay of execution. The Company objected to the decision. The objection was dismissed. The court rejected the lawsuit. The Company appealed the decision. The Council of State rejected the Company’s request for stay of execution during the appeal process. Appeal process is still pending.

On the other hand, ICTA, with its decision which was notified to the Company on 1 February 2013, imposed another administrative fine amounting to TL 1,000 about the Company’s practices regarding the “subscription cancellation procedure”. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 750 is paid in total on 15 March 2013. On 1 April 2013, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court decided to analyze the Company’s stay of execution request after ICTA submits its plea of defense. The Court rejected the Company’s request for stay of execution. The Company objected to this decision. The objection was rejected. The Court rejected the lawsuit. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied for the correction of the decision in due time.

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

On 26 June 2012, ICTA decided to impose administrative fine to the Company amounting to TL 1,809 with the reasons that the Company has not given priority to the failures and has not given the requested information for the investigation in due time.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Since the administrative fine was paid within 1 month beginning from the notification of the decision of ICTA, 25% discount was applied and TL 1,357 was paid on 3 October 2012. The Company filed two lawsuits on 5 November 2012 for the stay of execution and cancellation of the decision. The Court rejected the Company’s stay of execution demand on the case filed for the cancellation of the administrative fine which was imposed to the Company with the reason that the Company has not given priority to fix the failures. The Company objected to the decision, but objection was rejected. The Court rejected this case. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied to the correction of the decision. The Council of State rejected the correction of the decision requests. The Company made an individual application against the decision, before the Constitutional Court.

The Court rejected the Company’s stay of execution request on the other lawsuit, which was filed for the cancellation of the administrative fine, imposed to the Company for not giving the requested information in due time. The Company objected to the decision. The objection was rejected. The Court rejected this case. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied to the correction of the decision. The correction of the decision process is pending.

Investigation of ICTA regarding “Atlas of Places Only Turkcell Covers” distributed with Tempo magazine

On 2 November 2011, ICTA decided to initiate an investigation regarding “Atlas of Places Only Turkcell Covers” which locations marked on the map of Turkey with “only” Turkcell coverage. As a result of the investigation, ICTA imposed an administrative fine amounting to TL 1,635 and the decision was notified to the Company on 6 August 2012. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 1,226 was paid on 4 September 2012. The Company filed a lawsuit on 2 October 2012 for stay of execution and for the annulment of the decision. The court rejected the stay of execution request. The Company objected the decision. The objection was rejected. The Court rejected the lawsuit. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied for the correction of the decision. The Council of State rejected the Company’s correction of the decision request. The Company applied to the Constitutional Court against the decision. Examination is in progress.

Dispute with ICTA regarding annual radio utilization fees

The Company filed a lawsuit before ICC in April 2012, claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on annual utilization fees deducted from the prepaid subscribers and return of overpaid TL 5,852 treasury share for the period between August 2011 and February 2012. The Tribunal has partially accepted the case in favor of the Company and awarded that the Company is entitled to receive overpaid treasury share amounting TL 4,100 together with simple legal interest. Two lawsuits one by ICTA, and one by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications were filed for cancellation of the Final Award. The cases were dismissed by the Courts. Both ICTA and Undersecretariat of Treasury and the Ministry of Transport appealed the decision. The Supreme Court of Appeal reversed the decision of the First Instance Court. The Company applied for the correction of the decision. Undersecretariat of Treasury and Ministry of Transport submitted its reply to the correction of decision The correction of the decision process is pending. Appeal process is still pending for the lawsuit which is initiated by ICTA.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Administrative fine imposed by the ICTA regarding base stations

Istanbul Regional Directorate of ICTA, has decided to impose an administrative fine to the Company in the amount of TL 2,057, on the ground that the measurement reports of 484 base stations was not submitted to the ICTA by the Company in the 30-day period pursuant to the regulations, after commissioning of systems are activated. The Company filed a lawsuit on 25 April 2008 for stay of execution and for the annulment of the decision. The court rejected the lawsuit. The Company appealed the decision. The Council of State reversed the first instance court’s decision on the ground that Istanbul Regional Directorate of ICTA has not been authorized to impose aforementioned administrative fine. The Court of First Instance decided to accept the lawsuit in accordance with the reversal decision of the Council of State. ICTA appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Then ICTA gave the same decision with the Regional Directorate gave before and imposed an administrative fine to the Company in the amount of TL 2,057 again pursuant to the regulations in force in the relevant time by its decision which was notified to the Company on 5 December 2012. The Company filed a lawsuit for stay of execution and for the annulment of the decision. The Court rejected the Company’s request. The Company objected to the decision. The objection was also rejected. The Court accepted the lawsuit in favor of the Company. ICTA appealed the decision. The Company replied the appeal request. The Council of State approved the first instance court’s decision. The ICTA applied for the correction of the decision. The Council of State rejected ICTA’s correction of the decision request, in favor of the Company. Since therefore, the first instance court decision is finalized on September 3,2015.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,542 was paid on 3 January 2013.

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

ICTA, by its decision dated 31 October 2014 took upon the aforementioned investigation, decided to issue an official warning to the Company as regards to the allegation that the Company misinformed the subscribers regarding one of its Tariff Package; moreover, ICTA imposed an administrative fine of TL 1,213 in total, with respect to its allegations that the Company violated its obligations related to correct invoicing and also violated its obligations related to the consumer rights and the obligations arisen out of its authorization; furthermore, ICTA decided that the reimbursements (stipulated to be made to the subscribers due to the infringements, which were alleged that occur within the scope of the aforementioned Board Decision) should be finalized within 6 six month. The Company filed 8 separate lawsuits for the cancellation of the aforementioned decision on 15 January 2015. The Court rejected the Company’s stay of

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

execution request, made on the lawsuit, which was filed for the cancellation of the Article 8 of the aforementioned Board Decision. The Company objected to this decision. Objection was rejected. All of the cases are pending.

Since the administrative fine amounting to TL 1,213 was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 910 was made on 7 January 2015.

In the consolidated financial statements as at and for the period ended 31 December 2015, no provision is recognized for the expected reimbursement to subscribers (31 December 2014: TL 2,957).

Investigation initiated by ICTA on limited usage services

ICTA initiated an investigation in order to determine whether the Company is in compliance with the regulations on limited usage services. The ICTA Board decided that the Company’s practices are incompatible with the ICTA regulations and imposed an administrative fine of TL 18,539 to the Company. The Board also obliged the Company to make a reimbursement amounting TL 37,184 to the subscribers within six months.

Since the administrative fine amounting to TL 18,539 was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 13,905 was made on 31 January 2014. The Company filed a lawsuit on 4 February 2014 for the stay of execution and the cancellation of the aforementioned act and decision. The Court rejected the stay of execution request of the Company. The Company objected to this decision. District Administrative Court rejected the objection. The case is pending.

In the consolidated financial statements as at and for the period ended 31 December 2015, no provision is recognized for the expected reimbursement to subscribers (31 December 2014: TL 10,047).

Investigation initiated by ICTA about Processing Personal Data

ICTA commenced an investigation in order to determine whether Company is in compliance with the regulations on “Processing Personal Data and Protecting of Secrecy”. As a result of the investigation ICTA decided to impose an administrative fine to the Company on 16 January 2014, amounting to TL 1,413. The Company filed a lawsuit on 28 March 2014 for the stay of execution and the cancellation of the aforementioned decision. The Court rejected the stay of execution request of the Company. The Company objected to this decision. Objection was rejected. The Company requested stay of execution again. The Court rejected the stay of execution request of the Company again. The Company objected to this decision. Objection was rejected. The case is still pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, and 25% discount was applied and payment amounting to TL 1,059 was made on 7 March 2014.

Administrative fine imposed by the ICTA regarding the number of subscribers and radio utilization and usage fees of 2010-2011

ICTA commenced an investigation, against the GSM operators, on the accuracy of the subscription numbers reports of 2010 and 2011 which is essential for the payment of radio utilization and usage fee, and on-site investigations have been commenced.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 31 July 2013. The inquiry claims that the Company paid less radio utilization and usage fees amounting to TL 67,493 than it was required for the years 2010 and 2011, and an administrative fine should be imposed. On 2 September 2013 the Company filed its written defense, and an oral hearing was held before the ICTA Board on 11 December 2013 to submit the Company’s further comments. ICTA issued an official warning to the Company for the amount of TL 4,512 regarding the radio utilization and usage fee which the Company allegedly did not pay for the years 2010-2011. In addition, ICTA imposed an administrative fine to the Company amounting to TL 2,648 for the amount of TL 62,399 of radio utilization and usage fee which the Company allegedly did not pay for the year 2010-2011 and to initiate an in-depth investigation to further inspect the correctness of the radio utilization and usage fee payments regarding terms do not fall under the scope of this investigation. The Company filed a lawsuit on 28 April 2014 for the cancellation of the aforementioned decision. The case is still pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 1,986 was made on 16 April 2014.

ICTA sent notifications to the Company dated 27 May 2014 and 26 June 2014 and by these notifications, ICTA demanded the Company to pay the radio utilization and usage fees amounting to TL 67,493; the amount which the Company allegedly paid deficiently on ICTA’s decision took upon the aforementioned investigation on the radio utilization and usage fees regarding the term 2010-2011. After that, ICTA send another notification to the Company on 24 July 2014 and notify the Company that it deducted the Company’s claims which the Company entitled to collect by sharing its antenna facilities. The Company filed a lawsuit on 5 September 2014 for the cancellation of these 3 administrative acts. Moreover, the Company also requested the Court to recourse to Constitutional Court for the cancellation of the 1st, 3rd and 5th paragraphs of the 46th article of the Code numbered 5809 by this lawsuit.

ICTA filed a lawsuit against the Company on 13 October 2014 for the collection of TL 40,885 the amount which ICTA alleged that the Company paid deficiently by its Board decision, took upon the investigation on the radio utilization and usage fees regarding the term 2010-2011 with its accrued interest. The Court decided to obtain an expert report, regarding the respective case. The case is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request amounting to TL 67,493 is not probable, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

ICTA, imposed an administrative act on the Company by referring to its Board Decision took upon the investigation on the radio utilization and usage fees regarding the period 2010-2011 and alleged that the Company has also paid the radio utilization and usage fees deficiently in the amount of TL 1,257, during the term 2013 July-December and by this administrative act, send accrual slips so as to collect the respective amount. The Company filed a lawsuit on 8 September 2014 for the cancellation of ICTA’s aforementioned accrual slips and administrative act, implied on the Company. The Company also requested the Court to recourse to Constitutional Court for the cancellation of the 1st, 3rd and 5th paragraphs of the 46th article of the Code numbered 5809. The case is still pending.

Due to the fact that the Company did not pay TL 1,257, the amount which was alleged that the Company paid deficiently during the term 2013 July-December, ICTA filed a lawsuit on 23 December 2014 for the collection of the aforementioned amount with its accrued interest, which will be calculated according to Code numbered 6183. The Court decided to consolidate this lawsuit with the lawsuit filed by ICTA on 13 October 2014. The cases are pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees of 2012

ICTA commenced an on-site investigations, against the GSM operators, on the accuracy of the subscriber numbers report of 2012 which is essential for radio utilization and usage fees.

As a result of the investigation, ICTA imposed an administrative fine to the Company amounting to TL 2,802 for the amount of TL 43,736 of radio utilization and usage fee which the Company allegedly did not pay for the year 2012.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 2,101 was made on 11 September 2014. The Company filed a lawsuit on 2 October 2014 for the cancellation of the aforementioned Board Decision. The Company also requested the Court to recourse to Constitutional Court for the cancellation of the 1st, 3rd and 5th paragraphs of the 46th article of the Code numbered 5809 by this lawsuit. The case is pending.

The Company filed a lawsuit on 24 November 2014 for the cancellation of ICTA’s administrative acts implied on the Company for the collection of the radio utilization and usage fees in the amount of TL 43,519 which was claimed to have been paid deficiently on the aforementioned administrative act. The Company also requested the Court to recourse to Constitutional Court for the cancellation of the 1st, 3rd and 5th paragraphs of the 46th article of the Code numbered 5809 by this lawsuit. The case is pending.

ICTA filed a lawsuit on 3 March 2015 for the collection of TL 43,519. The amount which was alleged that the Company paid deficiently by the ICTA decision took upon the investigation on the radio utilization and usage fees, regarding the year 2012 with its accrued interest, which will be calculated. The Court decided to take an expert report. The case is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request amounting to TL 43,736 is not probable, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

In-depth investigation initiated by ICTA regarding the number of subscribers and radio utilization and usage fees of 2004-2009

ICTA commenced an in-depth investigation regarding the term 2004-2009 years, against the GSM operators, on the accuracy of the subscription numbers’ reports, which are the essential for the payment of radio utilization and usage fees. As a result of the investigation, ICTA imposed an administrative fine to the Company amounting to TL 2,802 with the allegation that during 2006-2009 years the radio utilization and usage fees which Turkcell’s subscribers should pay were paid deficient.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 2,101 was.

The Company filed two separate lawsuits for the cancellation of the respective parts of the aforementioned Board Decision and the respective administrative acts.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

In the meantime, ICTA, based on the aforementioned Board decision, notified the Company that Turkcell caused both deficient payment and also overpayment of the radio utilization and usage fees from the radio utilization and usage fees that shall be paid on October-December 2005. Therefore, ICTA deducted the amounts that were alleged to have been paid deficiently with their accrued delay penalty; from Turkcell’s overpaid amounts. Moreover, by this administrative act, ICTA notified the Company that after this deduction, ICTA recorded the remaining Turkcell’s receivables, in the amount of TL 13,310 into its accounts. Turkcell filed a lawsuit for the cancellation of this administrative act and the accrual slips sent by this administrative act.

Furthermore, demanded Turkcell to pay the radio utilization and usage fees in the amount of TL 110,722 with its accrued delay penalty, which is alleged to have been paid deficiently during the years 2006-2009 and notified the Company that it may deduct the overpaid radio utilization and usage fees in the amount of TL 73,200. The Company filed a lawsuit for the cancellation of the aforementioned administrative act. The cases are pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is not probable, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Investigation initiated by ICTA on ICTA Board Decision No: 149

ICTA carried out an investigation whether the Company is compliant with ICTA Board decision number 149 and related decisions, which set a minimum rate for the Company’s on-net prices and an obligation to report the actual prices for tariffs.

As a result of the investigation ICTA imposed an administrative fine of TL 4,061 to the Company, for not complying with its reporting obligation set by the aforementioned ICTA decision, by submitting false and misleading reports and information to the ICTA and for not keeping the necessary information regarding the investigation during the term of the investigation.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 3,046 was made on 1 April 2014.

The Company filed 3 separate lawsuits for the stay of execution and the cancellation of the related articles of the aforementioned decision. The Court rejected the stay of execution requests. The Company objected these decisions. Objections were rejected. The cases are pending.

Tax Penalty as a result of tax investigation regarding deduction of stamp duty calculation of the year 2009

Istanbul Large Taxpayers Group Presidency of Tax Inspection Board inspected year 2009 stamp duty in accordance with its limited stamp duty review and issued a report on incorrect stamp duty rates applied for some rent agreements. The Company paid a total of TL 2,918 on 28 November 2015 for stamp duty and loss of tax as a result of the compromise on 29 September 2015 and recognized as expense in the consolidated financial statements as at and for the period ended 31 December 2015.

Investigation initiated by Competition Authority for Exclusive Agreements for the base station areas

The decision of the Competition Board based on a preliminary investigation dated 22 April 2009, on which there are no findings of an infringement of competition rules, regarding the Company’s exclusive

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

agreements for the areas where base stations are erected, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the issue. The notification of the investigation has been received by the Company on 16 August 2013. The Company has submitted its first written defense and additional information requested within due dates. Competition Board decided to extend investigation period for additional 2 months. The report regarding the investigation and additional report has been sent to the Company. Written defenses were submitted within due date. The Competition Authority Board decided that the Company’s practices did not cause any infringement under the Law number 4054.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Cancellation of the administrative acts and accrual slips regarding the TRX Radio Utilization fees

The Company filed a lawsuit on September 2, 2014; for the stay of execution and the cancellation of ICTA’s administrative acts and the accrual slips regarding the TRX Radio Utilization Fees, amounting to TL 1,418. Since ICTA ordered the Company to re-pay the radio utilization fees for the TRXs that are relocated so that the Company had to pay the radio utilization fees retrospectively for the same TRXs in the same year, due to these aforementioned administrative acts. Respective court case is separated into two cases. In the case, filed for the stay of execution and the cancellation of the accrual slips, the Court rejected the Company’s stay of execution request. The Company objected to this decision. The objection is rejected. The Company requested stay of execution again.

The Company also filed a lawsuit for the stay of execution and the cancelation of the “TRX Notification Form” and the term placed in the “Additional TRX” definition (defined in the Explanation Guide to the respective Form) stating that “…of the new base station that is mounted, independently from the base station that is demounted in the same year…”. The Council of State accepted the Company’s stay of execution request.

On the other hand, ICTA cancelled some of the aforementioned accrual slips and prepared new accrual slips in the amount of TL 395 instead of the cancelled ones. The Company filed a lawsuit on 2 March 2015; for the cancellation of the respective new accrual slips and the administrative act regarding the notification of these accrual slips. The case is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Investigation initiated by ICTA on open lines

ICTA initiated an investigation about the Company’s compliance with open lines and unit/minute frauds regulations. On-site investigations have been commenced on 18-20 August 2014. The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 22 October 2014. The Company’s written defenses was submitted within due date. The oral hearing was held before the ICTA Board on 27 May 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

As a result of the investigation ICTA imposed an administrative fine amounting to TL 3,082 in total for five separate violations by its decision dated 9 July 2015. The Company applied to ICTA to retrieve its aforementioned Board decision. ICTA implicitly rejected this application. The Company filed five separate lawsuits for the cancellation of the respective Board decision and implicit rejection.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 2,311 was made on 2 December 2015.

Investigation initiated by ICTA on processing of personal data

ICTA initiated an investigation about the Company’s compliance with the regulations of processing personal data, withdrawal cost calculations, target messaging, smart advertising. On-site investigations have been commenced on 22-24 January 2014 and 16-18 April 2014. The inquiry of investigation which includes the three violation findings of the investigation was delivered to the Company on 4 November 2014. The Company’s written defenses was submitted within due date. The oral hearing was held on 28 July 2015 before the ICTA Board. As a result of the investigation ICTA issued a legal warning to the Company and also imposed separate administrative fines in the amount of TL 2,801 in total by its decision dated 29 July 2015. Besides ICTA requested the Company to reimburse the overcharged amounts to the subscribers and to complete reimbursements within 4 months. Moreover, if there be any other overcharged amount recognized between the inspection date and the date of notification of the decision have been also requested to be reimbursed within 6 months. The Company applied to ICTA to retrieve its aforementioned Board decision. ICTA implicitly rejected this application. The Company filed three separate lawsuits for the cancellation of the aforementioned Board decision’s respective articles and the implicit rejection.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 2,101 was made on 30 November 2015. In the consolidated financial statements as at and for the period ended 31 December 2015, no provision is recognized for the expected reimbursement to subscribers (31 December 2014: TL 5,408).

Investigation initiated by ICTA regarding Invoice Upper Limit

ICTA initiated an investigation about invoice upper limit regulations which is about; informing subscribers during international mobile data roaming, overcharging subscribers during the change of some tariffs and misinforming some subscribers. On-site investigation has been commenced on 14-16 October 2014 and inquiry of investigation which includes claims of the investigation was delivered to the Company on 25 February 2015. The inquiry also states that the Company didn’t send the mandatory messages to the subscribers in most of the cases thus some subscribers were overcharged in the amount of TL 7,170. As a result of the investigation ICTA imposed three separate administrative fines totaling to 1,016 TL by its decision dated 23 November 2015. By its aforementioned decision, ICTA also alleged that the Company overcharged its subscribers by TL 6,181 and it should reimburse these amounts to the subscribers within 6 months.

The Company filed 3 separate lawsuits for the cancellation of the respective articles of the aforementioned Board decision.

In the consolidated financial statements as at and for the period ended 31 December 2015, provisions amounting to TL 762 for administrative fines which was imposed by ICTA and TL 3,517 are recognized for the expected reimbursement to subscribers, respectively (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Since the administrative fine was paid within 1 month following the notification of ICTA’s respective decision, 25% discount was applied and payment amounting to TL 762 was made on 23 February 2016.

Investigation initiated by ICTA regarding the number of subscribers and radio utilization and usage fees of 2013

ICTA commenced an investigation on the accuracy of the subscription numbers reports of 2013 which is essential for the payment of radio utilization and usage fee. The inquiry of investigation claims that the Company paid less radio utilization and usage fees total amounting to TL 21,191 and an administrative fine should be imposed. The Company’s written defense was submitted within due date.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Investigation initiated by ICTA on termination of subscription

ICTA initiated an in investigation about the Company’s compliance with the regulations about subscribers’ termination demands. As a result of the investigation ICTA decided to issue an official warning to the Company for one violation, for two violations ICTA imposed amounting to TL 3,082 for administrative fines. In addition, The Board also obliged the Company to make a reimbursement amounting TL 2,043 to the subscribers within three months. Reimbursement procedure, which should be made to the subscribers, was also started before ICTA decision thus in the consolidated financial statements as at and for the period ended 31 December 2015, no provision is recognized for the amount which has not been reimbursed to the subscribers.In the consolidated financial statements as at and for the period ended 31 December 2015, provision amounting to TL 2,311 for administrative fines which was imposed by ICTA. (31 December 2014: None).

Investigation initiated by ICTA on TRX Radio Utilization Fees

ICTA commenced an investigation on the correctness of notifications about TRX channels which are essential for the radio utilization and usage fees, made to ICTA by the Company in 2011 and before. The inquiry claims that the Company paid less radio usage fees than it was required for the years 2005-2011, and besides an administrative fine should be imposed. The Company’s written defense was submitted within due date. After submitting the written defense ICTA commenced a supplemental on-site investigation on 14-17 September 2015 and afterwards a new inquiry was delivered to the Company. The inquiry claims that the Company paid less radio usage fee total amounting to TL 8,782 than it was required for the years 2005-2011, and besides an administrative fine should be imposed. The Company’s written defense will be submitted within due date.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Investigation initiated by ICTA on solving consumer complaints

ICTA initiated an in investigation about the Company’s compliance with the regulations about resolving consumer complaints. The inquiry of investigation which includes the two violation findings of the investigation was delivered to the Company on 31 August 2015. The Company’s written defences was submitted within due date. The oral hearing will be held on 15 March 2016.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Investigation initiated by ICTA on R&D and SME investments

ICTA initiated an in investigation about Company’s compliance with R&D and SME investments to the concession agreement. The inquiry of investigation was delivered to the Company on 19 October 2015. The Company’s written defences was submitted within due date.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Investigation initiated by ICTA on Infrastructure System Notifications

ICTA initiated an investigation on the accuracy of the Company’s infrastructure system notifications with the infrastructure systems in Ankara and Kirikkale. The inquiry of investigation which includes a finding of the investigation was delivered to the Company on 29 February 2016. The Company’s written defences will be submitted within due date. Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Commitments and Contingencies related to Inteltek

Disputes with Spor Toto

Permission request made to Spor Toto regarding the change of Inteltek’s shareholder structure

Intralot Integrated Lottery Systems & Services (“Intralot SA”), one of the shareholders of Inteltek, notified Inteltek regarding the plan of share transfer and merger transactions in Intralot group. Inteltek requested a written permission from Spor Toto Directorate on 30 January 2013 within the frame of Article 18/2 of “Agreement on Assigning Fixed Odds and Joint Betting Games Based on Sports Competition to Legal Persons described on Private Law” dated 29 August 2008 and signed between Inteltek and Spor Toto. As a result of the “implied rejection” of Inteltek’s permission request by Spor Toto, Inteltek filed a lawsuit for the cancellation and the stay of execution of this implied rejection. The Court has decided to reject the lawsuit because of the lack of competence. Inteltek appealed the decision. The 13th Council of State has decided to accept Inteltek’s appeal request and reversed the decision of the Administrative Court. The defendant applied for correction of decision. It has been replied to the request for correction of decision within its legal

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

term by Inteltek. The Council of State decided to reject the request for correction of decision. The lawsuit file has been sent to its Court of First Instance. The defendant has objected on competence. The court rejected the competence objection and decided to evaluate the motion for stay of execution following the completion of the term for competence. The defendant claimed on competence. Our Company replied to this claim within its legal term. The case file is at Court Of Jurisdictional Disputes for the determination of the competence.

Commitments and Contingencies related to Astelit

Astelit 3G Agreement

In March 2015, Astelit received 3G license amounting to UAH 3,355,400 (equivalent to TL406,495 as at 31 December 2015) . According to 3G License terms, license is covering all 27 Ukrainian regions. It is taken for 30 MHz range in 1920-1935 and 2110-2125 band and is valid for 15 years. 3G license obligations include: to ensure quality of 3G service in regional centers within 18 months, to ensure quality of 3G service in all settlements with population more than 10,000 within 2-6 years and to finance conversion of spectrum from military use.

Dispute of Astelit with its distributor

One of Astelit’s distributors filed a lawsuit against Astelit claiming a compensation in the amount of UAH 106,443 (equivalent to TL12,895 as at 31 December 2015) which is allegedly the sum of advance payment for undelivered goods. According to the commission agreement, signed between parties, the payment terms are 30 days after delivery date (net of distributor’s commission). The distributor violated the conditions of agreement and did not pay on time. Therefore, Astelit made a counterclaim for the recovery of indebtedness in the amount of UAH 35,292 (equivalent to TL4,276 as at 31 December 2015).

Dispute passed through all the instances twice. On 26 March 2012, the High Commercial Court of Ukraine approved the previous positive decision for Astelit counterclaim.

Enforcement document was submitted to the State Enforcement Service. According to Ukrainian legislation, the distributor has a right to appeal the decision before Supreme Court of Ukraine within three months from the date of judgment of the High Commercial Court of Ukraine but the distributor did not use the right.

The distributor had a statute of limitation for 3 years from the date of the High Commercial Court decision, which expired on 26 March 2015. The distributor is not conducting economic activity for a long period of time and has not appealed the decision. The possibility of such actions from distributor is lost.

Based on the management decision, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: None).

Dispute of Astelit related to withholding tax on interest expense

Ukrainian Tax Administration sent a tax notice to Astelit stating that withholding tax rate on interest expense for the loan agreement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation between Ukraine and the Netherlands, Astelit paid withholding tax at 2%. Astelit filed a suit to cancel tax notice, which imposed Astelit to pay additional UAH 11,651 (equivalent to TL1,411 as at 31 December 2015). The High Administrative Court decided in favor of

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

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

On 2 December 2014, the Supreme Court has rejected Astelit`s appeal completely. The initial tax decision regarding additional withholding tax paid (UAH 11,651) (equivalent to TL1,411 as at 31 December 2015) and Euroasia qualification as nonfinancial institution remain in force.

Based on negative court decision, Ukrainian Tax Authority invited Astelit’s representatives to the meeting and proposed to pay voluntarily the difference of withholding tax up to 10% and 3% of tax fine for the period of 2011-2012. Astelit paid this difference amounting to UAH 4,105 (equivalent to TL497 as at 31 December 2015) in December 2014.

On 26 March 2015, Astelit lodged an application to the Supreme Court for review of abovementioned decision and proof that Dutch legislation should be applied. On 30 March 2015, Supreme Court of Ukraine dismissed Astelit’s claim.

Based on the management opinion, provision amounting to UAH 4,806 (equivalent to TL582 as at 31 December 2015) has been set for the penalty risks belonging to years 2009, 2010, 2011 and 2012 in the consolidated financial statements as at and for the period ended 31 December 2015 (31 December 2014: TL707).

Commitments and Contingencies related to Superonline

Order of payment notified to Turkcell Superonline according to universal service fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 for insufficient payments made by Turkcell Superonline for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders. Based on the management decision, TL 1,203 was paid on 7 December 2011 with its accrued interest. On 21 December 2011, based on the scope of Share Purchase Agreement, Turkcell Superonline sent a notice in order to receive payment from Demir Toprak Ith.Ihr. ve Tic. AS, Sinai ve Mali Yatirimlar Holding AS and Endustri Holding AS. Any payment has not been received as of 31 December 2015. Said payment shall be reimbursed in case of execution of suspension or the Court’s decision in favor of Turkcell Superonline. On 28 November 2012, two of the said order of payments, each amounting to TL 330 and TL 450 have been cancelled in favor of Turkcell Superonline which were notified on 23 January 2013 and 28 January 2013, respectively. The said cancellation decisions are appealed by Beykoz Tax Administration but this application was rejected, decisions are approved. Turkcell Superonline filed two lawsuits for repayment of TL 410 and TL 558. After the full remedy action lawsuits for repayment, Communication General Directorate which related to Ministry of Communications paid TL 330 in regard to universal service fund for the year 2005 and TL 449 in regard to universal service fund for the year 2006 to Turkcell Superonline on 17 June 2015. Because of the insufficient amount paid for the lawsuits which we claimed other than principal that TL 80 interest for the year 2005 and TL 109 interest for the year 2006. The Company continue both lawsuits for these insufficient amounts. The other two cases were rejected by the

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

court, those decisions were appealed. The appeal requests for the cancellation of the both payment orders in the amount of TL 68 and TL 354 were accepted by the Council of State in favor of Turkcell Superonline. The Court made a decision in line with the reversal decision and accepted the case filed for the cancellation of the payment order, in the amount of TL 354.

35.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 December 2015 and 2014, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is TL 66,876, TL 32,817 and TL 32,528 for the years ended 31 December 2015, 2014 and 2013, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Due from related parties – short term	2015	2014
Vimpelcom OJSC (“Vimpelcom”)	5,223	1,875
GSM Kazakhstan Ltd (“Kazakcell”)	1,662	1,135
Megafon OJSC (“Megafon”)	1,592	1,169
Millenicom Telekomunikasyon AS (“Millenicom”)	784	89
Azercell Telekom MMC (“Azercell”)	633	564
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	—	5,904
Other	1,866	2,202

	11,760	12,938

Due from related parties short term is shown net of allowance for doubtful debts amounting to TL 302 as at 31 December 2015 (31 December 2014: TL 80).

Due from Vimpelcom, Megafon, Millenicom and Azercell resulted from telecommunications services such as interconnection and roaming.

Millenicom shares held by Cukurova Group were acquired by EWE Turkey Holding on 21 January 2016.

Due from Kazakcell, mainly resulted from the software services and telecommunications services such as interconnection and roaming.

KVK Teknoloji’s shares held by Cukurova Group were acquired by MV Holding on 6 July 2015 and receivables from KVK Teknoloji are reclassed as trade receivables after the transfer of shares. Due from

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

KVK Teknoloji as at 31 December 2014, mainly resulted from simcard, scratch card sales and advances given to this company.

Due to related parties – short term	2015	2014
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	3,491	7,071
Kyivstar GSM JSC (“Kyivstar”)	1,375	465
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	—	9,411
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”)	—	3,491
Other	1,689	4,194

	6,555	24,632

Due to Hobim resulted from invoice printing services and subscription documents services rendered by this company.

Due to Kyivstar mainly resulted from rendering telecommunications services such as interconnection and roaming.

Due to KVK Teknoloji as at 31 December 2014, mainly resulted from payables for sales commissions, terminal purchases and payables in relation to assigned receivables from KVK Teknoloji.

Due to Krea mainly resulted from the content services rendered by this company.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 31.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

Revenue from related parties	2015	2014	2013
Sales to KVK Teknoloji (*)
Simcard and prepaid card sales	217,080	428,234	573,642
Sales to Kyivstar
Telecommunications services	41,728	69,469	94,229
Sales to Vimpelcom
Telecommunications services	20,489	48,360	30,466
Sales to Teliasonera International
Telecommunications services	16,955	17,936	13,070
Sales to Megafon
Telecommunication services	14,958	30,394	19,488
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	8,861	10,898	11,072
Sales to Krea
Call center revenues, fixed line services, rent and interest charges	4,831	10,746	16,737

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Related party expenses	2015	2014	2013
Charges from KVK Teknoloji (*)
Dealer activation fees and others	76,743	112,776	77,180
Charges from Kyivstar
Telecommunications services	49,608	69,947	85,198
Charges from Hobim
Invoicing and archieving services	29,570	36,160	41,776
Charges from Krea
Digital television broadcasting services	15,826	12,931	8,988
Charges from Millenicom
Telecommunications services	5,418	7,491	7,105
Charges from Vimpelcom
Telecommunications services	4,348	13,642	12,927
Charges from Megafon
Telecommunications services	4,342	12,688	15,038
Charges from Teliasonera International
Telecommunications services	3,409	15,100	16,561

(*)	Includes the transactions until 6 July 2015.

The significant agreements are as follows:

Transactions with KVK Teknoloji:

KVK Teknoloji, one of the Company’s principal simcard distributors, was affiliated with Cukurova Group, one of the shareholders of the Company. KVK Teknoloji’s shares held by Cukurova Group have been acquired by MV Holding on 6 July 2015. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation.

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the period ended 6 July 2015, when KVK Teknoloji’s shares are acquired by MV Holding, is TL 853,650 which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period (31 December 2014: TL 1,165,998). Additionally, the Group made handset purchases from KVK for the sale of the product and marketing activities to subscribers.

Transactions with Kyivstar:

Alfa Group, one of the shareholders of the Company, holds the majority shares of Kyivstar. Kyivstar is rendering and receiving telecommunications services such as interconnection and roaming.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Transactions with Vimpelcom:

Vimpelcom, a subsidiary of Alfa Group, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Teliasonera International:

Teliasonera International, one of the shareholders of the Company, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Megafon:

Megafon, a subsidiary of Sonera Holding, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Millenicom:

European Telecommunications Holding AG, a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving telecommunications services such as interconnection and roaming.

Millenicom shares held by Cukurova Group were acquired by EWE Turkey Holding on 21 January 2016.

Transactions with Krea:

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

The Company’s subsidiary Global Bilgi is also providing call center services for Krea.

Çukurova Holding has signed a share purchase agreement with BeIN Media Group related to the sale of their shares in Krea. Share transfer is not finalized as at 31 December 2015.

Transactions with Hobim:

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

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Legal restrictions on related party transactions

Notifications of levy against Cukurova Holding AS sent by various creditors

As per the notifications of levy sent by different Executive Directorates on various dates, the Company has been informed about seizure decisions on the rights and receivables and assets of the Company in the amount of TL 260,508. However, as the dematerialized shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

Attachment levied by SDIF against Cukurova Holding AS

The Company has been informed about two different seizure decisions taken on the rights, receivables and assets of Cukurova Holding A.S. in the amount of TL 854,379 in the Company due to the debts of Cukurova Holding A.S. to SDIF. However, as the dematerialized shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established. With a different notice by SDIF, the Company has been informed about seizure on all receivables of Cukurova Holding AS. including its dividend receivables Dividend payables to Cukurova Holdings AS amounting to TL 1,776, were paid to SDIF on 13 April 2015.

36.	Subsidiaries

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2015 and 2014 are as follows:

Subsidiaries Name	Country of Incorporation	Business	Effective Ownership Interest
			31 December 2015 (%)	31 December 2014 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global Bilgi	Turkey	Customer relations management	100	100
Turktell Bilisim	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline	Turkey	Telecommunications	100	100
Turkcell Satis	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and Development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif	Turkey	Radio and television broadcasting	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik	Turkey	Telecommunications	100	100
Beltur	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme(*)	Turkey	GSM services	100	100
Euroasia	Netherlands	Telecommunications	100	55
Astelit(**)	Ukraine	Telecommunications	100	55
Turkcell Finansman A.Ş(***)	Turkey	Financing Services	100	—
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech LLC	Republic of Belarus	Research and Development	78	78
Inteltek	Turkey	Information and Entertainment Services	55	55
Azerinteltek	Azerbaijan	Information and Entertainment Services	28	28

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

(*)	The trade name of Global Ödeme Hizmetleri A.Ş. has changed as “Turkcell Ödeme Hizmetleri A.Ş” as at 5 October 2015.
(**)	The trade name of Astelit has changed as “lifecell LLC” as at 2 February 2016.
(***)	As at 22 October 2015, the consumer financing company is incorporated a capital of TL 70,000 thousand. The Company is non-operating, since official authorization does not exist as at 31 December 2015. The company has received official authorization as at 21 January 2016.

The Company signed a share purchase agreement to acquire SCM Holdings Limited’s (“SCM”) 44.96% stake in its subsidiary, Euroasia on 26 June 2015 and the shares were acquired on 10 July 2015 for a total consideration of $100,000 (equivalent to TL 267,920 as at 31 December 2015). In accordance with IFRS 10 “Consolidated Financial Statements”, the transaction has been considered as an equity transaction and the deficit presenting the difference between the non-controlling interests derecognized and the consideration paid for the acquisition of shares amounting to TL 929,013 has been reduced from retained earnings in July 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Details of non-wholly owned subsidiaries that have material non-controlling interests to the Group are disclosed below:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non-controlling interest			Profit / (loss) allocated to non-controlling interests			Accumulated non-controlling interests
		31 December 2015	31 December 2014	31 December 2013	31 December 2015	31 December 2014	31 December 2013	31 December 2015	31 December 2014	31 December 2013
Inteltek	Turkey	45.00%	45.00%	45.00%	38,362	36,126	26,011	63,819	114,786	78,658
Euroasia(*)	Netherlands/Ukraine	—	44.96%	44.96%	(209,323)	(479,672)	(27,283)	—	(506,812)	(258,466)
Individually immaterial subsidiaries with non -controlling interest					6,858	15,322	4,624	266	9,248	(1,723)

					(164,103)	(428,224)	3,352	64,085	(382,778)	(181,531)

(*)	Figures for the year 2015 represent the amounts acquired till the date of acquisition of 44,96% shares of Euroasia from SCM.

Summarized financial information in respect of Inteltek and Euroasia is set out below. The summarized financial information below represents amounts before intragroup eliminations.

Inteltek

	31 December 2015	31 December 2014	31 December 2013
Current assets	203,028	303,714	212,991
Non-current assets	25,068	24,486	29,559
Current liabilities	31,135	28,447	27,853
Non-current liabilities	55,141	44,674	39,900
Equity	141,820	255,079	174,797

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As at and for the year ended 31 December 2015

(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	2015	2014	2013
Revenue	139,077	127,763	107,901
Expenses	(53,829)	(47,484)	(50,099)

Profit for the year	85,248	80,279	57,802

Other comprehensive income / (loss) for the year	(379)	(13)	40

Dividend paid to non-controlling interests	(92,542)	—	(1,046)
Net cash inflow from operating activities	66,055	64,573	61,030
Net cash outflow from investing activities	27,355	30,369	6,183
Net cash inflow / (outflow) from financing activities	(205,648)	—	(2,325)
Effects of foreign exchange rate fluctuations on cash and cash equivalents	11,795	2,900	5,744

Net cash inflow / (outflow)	(100,443)	97,842	70,632

Euroasia

	31 December 2015	31 December 2014	31 December 2013
Current assets	—	108,188	77,337
Non-current assets	—	471,651	942,187
Current liabilities	—	1,717,812	1,592,576
Non-current liabilities	—	12,678	25,150
Deficit in equity	—	(1,150,651)	(598,202)

	2015(*)	2014	2013
Revenue	259,537	758,161	861,562
Expenses	(725,114)	(1,825,047)	(922,244)

Loss for the year	(465,577)	(1,066,886)	(60,682)

Other comprehensive income / (loss) for the year	122,386	514,437	(96,218)

Net cash inflow from operating activities	213,957	153,943	155,775
Net cash outflow from investing activities	(616,340)	(93,082)	(124,682)
Net cash inflow / (outflow) from financing activities	417,498	(10,925)	(88,692)
Effects of foreign exchange rate fluctuations on cash and cash equivalents	(49,158)	(26,423)	25

Net cash inflow / (outflow)	(34,043)	23,513	(57,574)

(*)	Figures for the year 2015 represent the amounts acquired till the date of acquisition of 44,96% shares of Euroasia from SCM.

37.	Subsequent events

Turkcell Board of Directors has decided to convene the Annual General Assembly Meeting of the Company pertaining to the year of 2015 on 29 March 2016.

Share capital of Turkcell Finansman A.S was increased by TL 430,000 in March 2016.